Form 20-F
period 2016-12-31
YPF SOCIEDAD ANONIMA
filed 2017-04-07
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Diego M. Pando

Tel: (011-54-11) 5441-1276

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2016 was:

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

1 barrel of oil, condensate or natural gas liquids = 0.159 cubic meters

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

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated statement of financial position as of December 31, 2016, 2015 and 2014, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2016, 2015 and 2014 and the related notes thereto.

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

For information regarding consolidation, see Notes 2.a and 2.b.5 to the Audited Consolidated Financial Statements.

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the Company’s ability to satisfy our long-term sales commitments from future supplies available to the Company, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, WACC (weighted average cost of capital) investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the domestic and international prices for crude oil, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain the Company’s concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

Abbreviations:

“bbl”	Barrels.
“bbl/d”	Barrels per day.
“bcf”	Billion cubic feet.
“bcf/d”	Billion cubic feet per day.
“bcm”	Billion cubic meters.
“bcm/d”	Billion cubic meters per day.
“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“cm”	Cubic meter.
“cm/d”	Cubic meters per day.
“dam3”	Cubic decameters (thousand cubic meters).
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“m”	Thousand.
“mbbl”	Thousand barrels.
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcf/d”	Thousand cubic feet per day.
“mcm”	Thousand cubic meters.
“mcm/d”	Thousand cubic meters per day.
“mboe”	Thousand barrels of oil equivalent.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.
“mmbbl/d”	Million barrels per day.
“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm”	Million cubic meters.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“NGL”	Natural gas liquids.
“psi”	Pound per square inch.
“WTI”	West Texas Intermediate.

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The following tables present our selected financial data. This information should be read in conjunction with our Audited Consolidated Financial Statements, and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our Audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2016 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina) (the “Central Bank”) on December 31, 2016 of Ps. 15.85 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on March 31, 2017 was Ps. 15.38 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

The financial data contained in this annual report as of and for the years ended December 31, 2016, 2015 and 2014 has been derived from our Audited Consolidated Financial Statements included in this annual report. The financial data contained in this annual report as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2013 and 2012 not included in this annual report.

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of pesos, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data(1) :
Revenues (2)	210,100	156,136	141,942	90,113	67,174
Gross profit	32,796	36,599	37,450	22,019	16,907
Administrative expenses	(7,126)	(5,586)	(4,530)	(2,686)	(2,232)
Selling expenses	(15,212)	(11,099)	(10,114)	(7,571)	(5,662)
Exploration expenses	(3,155)	(2,473)	(2,034)	(829)	(582)
Impairment of property, plant and equipment and intangible assets	(34,943)	(2,535)	—	—	—
Other operating results, net	3,394	1,682	(1,030)	227	(528)
Operating income	(24,246)	16,588	19,742	11,160	7,903
Income on long-term investments	588	318	558	353	114
Interest expense	(21,268)	(10,605)	(7,336)	(3,833)	(1,557)
Other financial income (expense), net	15,122	22,762	9,108	6,668	2,105
Income before income tax	(29,804)	29,063	22,072	14,348	8,565
Income tax	1,425	(24,637)	(13,223)	(9,269)	(4,663)
Net income	(28,379)	4,426	8,849	5,079	3,902
Total other Comprehensive income	27,414	43,758	16,276	12,031	4,241
Total comprehensive income	(965)	48,184	25,125	17,110	8,143
Earnings and dividends per share and per ADS
Earnings per share and per ADS (4)	(72.13)	11.68	22.95	13.05	9.92
Dividends per share and per ADS (in pesos)	2.26	1.28	1.18	0.83	0.77
Dividends per share and per ADS(5) (in U.S. dollars)	0.15	0.14	0.14	0.13	0.16
Consolidated Statement of Financial Position Data

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of pesos, except for per share and per ADS data)
Cash	10,757	15,387	9,758	10,713	4,747
Working capital (3)	4,760	(2,818)	(11,266)	1,706	(2,582)
Total assets	421,139	363,453	208,554	135,595	79,949
Total loans (6)	154,345	105,751	49,305	31,890	17,104
Shareholders’ equity (7)	118,661	120,461	72,781	48,240	31,260
Other Consolidated Financial Data
Fixed assets depreciation and intangible assets amortization	45,469	27,008	20,405	11,433	8,281
Cash used in fixed asset acquisitions and intangible assets	64,160	63,774	50,213	27,639	16,403

(1)	The consolidated financial statements reflect the effect of the application on the functional and reporting currency. See Note 2.b.1 to the Audited Consolidated Financial Statements.
(2)	Revenues are net of payments on account of fuel transfer taxes and turnover taxes. Customs duties on hydrocarbon exports are disclosed in taxes, charges and contributions, as indicated in Note 21 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 2.b.15 to the Audited Consolidated Financial Statements.
(3)	Working capital consists of consolidated total current assets minus consolidated total current liabilities as of December 31, 2016, 2015, 2014, 2013 and 2012.
(4)	Information has been calculated as detailed in Note 26 to the Audited Consolidated Financial Statements. Each ADS represents one Class D share.
(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of the dividend payment.
(6)	Total loans include non-current loans of Ps. 127,568 million, Ps. 77,934 million, Ps. 36,030 million, Ps. 23,076 million and Ps. 12,100 million as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively, and current loans of Ps. 26,777 million, Ps. 27,817 million, Ps. 13,275 million, Ps. 8,814 million and Ps. 5,004 million as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively. See Note 16 to the Audited Consolidated Financial Statements.
(7)	Our subscribed share capital as of December 31, 2016 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps. 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors and Supervisory Committee,” “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 2.b.10.iii to the Audited Consolidated Financial Statements in relation to shares purchased by YPF and allocated to our employees as part of our employee compensation plans.

For information regarding macroeconomic conditions such as exchange rates and inflation rates that affected our results of operations, see “Item 3. Key Information—Selected Financial Data—Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” In addition, for an explanation of our results of operations, see “Item 5. Operating and Financial Review and Prospects—Principal Income Statement Line Items—Results of Operations.”

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate which required the Central Bank to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, the “Public Emergency Law”), formally putting an end to the Convertibility Law regime and abandoning the U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2017 by Law No. 27,200, grants the National Executive Office the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis. The annual rate of devaluation of the peso was approximately 21.9% from December 31, 2015 to December 31, 2016, based on the period-end exchange rates for U.S. dollars as of December 31, 2016 and 2015. See “—Risk Factors—Risks Relating to Argentina—Our business is highly dependent upon economic conditions in Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average (1)	Period End
	(pesos per U.S. dollar)
Year ended December 31,
2012	4.30	4.92	4.58	4.92
2013	4.92	6.52	5.54	6.52
2014	6.54	8.56	8.23	8.55
2015	8.73	13.76	9.39	13.01
2016	13.07	16.04	14.78	15.85
Month
September 2016	14.88	15.40	15.10	15.26
October 2016	15.12	15.23	15.18	15.17
November 2016	15.02	15.84	15.34	15.84
December 2016	15.52	16.04	15.83	15.85
January 2017	15.81	16.05	15.91	15.91
February 2017	15.37	15.84	15.60	15.46
March 2017 (2)	15.38	15.67	15.52	15.38

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through March 31, 2017.

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

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. In June 2003, the Argentine government set restrictions on capital flows that came into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In June 2005, the government established new regulations on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days (the “Mandatory Deposit”). However, in December 2015, the Ministry of Treasury reduced the period in which the incoming funds must remain in Argentina from 365 calendar days to 120 calendar days and also reduced the Mandatory Deposit from 30% to 0%. Moreover, in January 2017, the Ministry of Treasury reduced the holding period of the Mandatory Deposit from 120 calendar days to 0 calendar days. As a result of these two changes to the regulations, the Mandatory Deposit is currently not required.

In August 2016, the Argentine Central Bank structurally modified the existing foreign exchange regulations, lifting many of the restrictions imposed on the transfer of funds abroad and on capital flows into Argentina. In this regard, the Argentine Central Bank’s regulations provide that Argentine individuals and legal entities do not need the Central Bank’s prior approval to acquire foreign currency used for investments abroad. This includes investment in real estate located abroad, loans to non-residents, direct investments made by Argentine residents abroad, portfolio investments made by Argentine residents abroad, other investments abroad made by Argentine residents, portfolio investments made by legal entities abroad, the purchase of foreign currency in Argentina, and the purchase of travelers checks and donations. Under the exchange regulations currently in force, there are no restrictions in respect of the repatriation of funds or investments by non-Argentine residents. The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent that such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting. See “—Risk Factors—Risks Relating to Argentina—We could be subject to exchange and capital controls.”

Risk Factors

The risks and uncertainties described below are those known by us as of the date of this report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations.

Risks Relating to Argentina

The Argentine Republic owns 51% of the shares of the Company.

The Argentine Republic owns 51% of the shares of the Company (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”), and consequently, the federal government is able to determine all matters requiring approval by a majority of shareholders, including the election of a majority of directors. We cannot assure you that the decisions taken by our controlling shareholder would not differ from your interests as a shareholder. In addition, according to the Argentine Constitution, presidential elections take place every four years. Accordingly, changes in government or its policies may occur. We cannot assure you if and when any such changes may occur, nor the impact they may have on our business.

Our business is largely dependent upon economic conditions in Argentina.

Most of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. You should make your own assessment about Argentina and prevailing conditions in the country before taking an investment decision in us.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the rate of growth experienced over past years will be achieved in subsequent years or that the national economy will not suffer recession. If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”), from January to April, the Argentine alternative consumer price index (“CPI”) in 2016 increased 4.1%, 4.0%, 3.3% and 6.5%, respectively, and from May to December, a new CPI was published that showed increases of 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1,6% and 1.2%, respectively. High or increased rates of inflation in Argentina could increase our costs of operation, and may negatively impact our results of operations and financial health. There can be no assurance that inflation rates will not increase in the future.

Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following:

•	international demand for Argentina’s principal exports;

•	international prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the Argentine peso against foreign currencies;

•	competitiveness and efficiency of domestic industries and services;

•	levels of consumer consumption and foreign and domestic investment and financing; and

•	the rate of inflation.

The Argentine economy is also particularly sensitive to local political developments. In spite of certain measures that the Argentine government, elected December 10, 2015, has already taken, such as the elimination of exchange restrictions, the partial adjustment of gas and electricity prices and the elimination or reduction of export taxes for certain products, it continues to face challenges in respect of Argentina’s economy. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

Argentina’s economy is also vulnerable to adverse developments affecting its principal trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of Argentina’s other major trading partners, such as China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and may consequently adversely affect our financial health and results of operations. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial health and results of operations.

As part of the challenging macroeconomic landscape in Argentina, including peso devaluation and increasing inflation, despite an increase of 35% and 10.0% in our net revenue in 2016 and 2015, to Ps. 210,100 million in 2016 compared to Ps. 156,136 million in 2015 and Ps. 141,942 million in 2014, our operating income decreased by 246% and 16% in 2016 and 2015, to an operating loss of Ps. 24,246 million in 2016, including an impairment for property, plant and equipment and intangible assets of Ps. 34,943 million, compared to operating income of Ps. 16,588 million in 2015, including an impairment for property, plant and equipment and intangible assets of Ps. 2,535 million, and operating income of Ps. 19,742 million in 2014, and our net income decreased by 741% and 50.0% in 2016 and 2015, to a net loss of Ps. 28,379 million in 2016, including an impairment for property, plant and equipment and intangible assets of Ps. 34,943 million, compared to net income of Ps. 4,426 million in 2015, including an impairment for property, plant and equipment of Ps. 2,535 million, and net income of Ps. 8,849 million in 2014.

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

Certain holders of bonds that were not swapped in the debt restructuring sued Argentina for payment (“Holdout Bondholders”). On December 7, 2011, the U.S. District Court for the Southern District of New York held that Argentina was required by the pari passu clause in the 1994 Fiscal Agency Agreement governing the defaulted bonds to rank its payment obligations to the Holdout Bondholders equally with those of its other debt, including the Exchange Bonds. On February 23, 2012, the District Court enjoined Argentina from making payments on the Exchange Bonds without making ratable payments on the defaulted debt, and on October 2012, the District Court’s injunction was affirmed by the U.S. Court of Appeals for the Second Circuit.

In February 2016, Argentina negotiated and reached agreements in principle with respect to a substantial number of the Holdout Bondholders. On February 19, 2016, the District Court issued an indicative ruling stating that in light of Argentina’s settlement proposal it would grant a motion to vacate the injunctions in all cases upon the occurrence of two conditions: (1) Argentina’s repeal of the legislative obstacles to settlement and (2) Argentina’s payment to all Holdout Bondholders that entered into agreements in principle with Argentina on or before February 29, 2016. On March 2, 2016, the District Court vacated the injunctions on all actions upon the occurrence of the conditions set forth in the indicative ruling.

On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion to satisfy settlement payments on agreements with holders of approximately U.S.$8.2 billion principal amount of defaulted bonds. The District Court ordered the vacatur of all pari passu injunctions upon confirmation of such payments. For additional information related to the evolution of the Argentine economy see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

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

In particular, we continue to actively manage our schedule of work, contracting, procurement and supply-chain activities to effectively manage costs. However, price levels for capital and exploratory costs and operating expenses associated with the production of crude oil and natural gas can be subject to external factors beyond our control including, among other things, the general level of inflation, commodity prices and prices charged by the industry’s material and service providers, which can be affected by the volatility of the industry’s own supply and demand for such materials and services. In recent years, we and the oil and gas industry generally experienced an increase in certain costs that exceeded the general trend of inflation. We cannot guarantee that these cost pressures will lessen as result of the decline in prices of crude oil and other commodities in the global and domestic market in the recent past.

Any of these factors, as well as volatility in the capital markets, may adversely affect our financial condition and results of operations or the liquidity, trading markets and value of our securities.

The Argentine economy has been adversely affected by economic developments in other markets.

Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide. Argentina’s economy remains vulnerable to external shocks, including those relating to or similar to the global economic crisis that began in 2008 and the uncertainties surrounding European sovereign debt. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina. Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the Argentine economy and, as a consequence, the Company’s results of operations and financial condition.

The implementation of new export duties, other taxes and import regulations could adversely affect our results.

Since 2002, new duties have been implemented on exports, and have been progressively increased over the years. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” As a result of the aforementioned export tax increases, we may be, and in certain cases have already been, forced to seek the renegotiation of export contracts that had previously been authorized by the Argentine government. We cannot provide assurances that we will be able to renegotiate such contracts on terms acceptable to us.

In addition, in 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition for the importer to have access to the foreign exchange market to pay for the imported products and services. This procedure was then modified by the new administration through Resolution No. 3823/15, which set forth the “Comprehensive Monitoring System of Imports,” known as “SIMI,” to provide statistical information in advance of an importation, in order to allow timely analysis of Argentina’s imports, analyze trade defense measures and avoid delays in delivering imported items to various industries. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

In addition, the Argentine government recently eliminated export taxes to hydrocarbon products, including crude oil. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We cannot assure you that these taxes and import regulations will not be modified in the future or that other new taxes or import regulations will not be imposed.

We may be exposed to fluctuations in foreign exchange rates.

Our results of operations are exposed to currency fluctuations, and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. The value of the peso has fluctuated significantly in the past, such as in January 2014 when the Argentine peso declined approximately 23% against the U.S. dollar and in December 2015 when the Argentine peso declined approximately 40% against the U.S. dollar. The peso may fluctuate in the future. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” for additional information. The main effects of the devaluation of the Argentine peso on our net income are related to the accounting treatment of (i) deferred income tax related mainly to fixed assets, which we expect would have a negative effect; (ii) current income tax, which we expect would have a positive effect; (iii) increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and (iv) exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar. In addition, the majority of our debt is denominated in currencies other than the peso; consequently, a devaluation of the peso against such currencies will increase the amount of pesos we need to cope with in the terms of loans.

We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

Under our financing arrangements, we are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and finance working capital. As of December 31, 2016, part of our total debt is sensitive to changes in interest rates, mainly those prevailing in the domestic market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest rate exposure.” Consequently, variations in interest rates could result in significant changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our results and financial condition. In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in peso terms in the amount of the interest and principal payments in respect of such debt obligations.

We could be subject to exchange and capital controls.

In the past, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in 2011, additional foreign exchange controls have been imposed that restrict or limit purchases of foreign currency and transfers of foreign currency abroad. Since 2011, oil and gas companies (including YPF), among other entities, were required to repatriate 100% of their foreign currency export receivables. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency.” In December 2015, the new administration eliminated certain exchange controls imposed by the previous administration, such as (i) the requirement that foreign currency be deposited and exchanged in Argentina in respect of finance transactions outside Argentina, and (ii) the requirement that 30% of funds in U.S. dollars held in Argentina be frozen pursuant to Decree No. 616/05. Following these changes, the peso fell to Ps. 12.99 per U.S.$1.00, as of December 31, 2015, a decrease of approximately 52% compared to December 31, 2014. Between December 16, 2015 and December 31, 2015, the peso decreased approximately 40% against the U.S. dollar. As of March 31, 2017, the peso fell to Ps. 15.38 per U.S.$1.00, an increase of approximately 3.0% compared to December 31, 2016. There can be no assurance that future regulatory changes related to exchange and capital controls will not adversely affect our financial condition or results of operations, our ability to meet our obligations denominated in foreign currency or our ability to execute our financing and capital expenditure plans.

Our access to international capital markets and the market price of our shares are influenced by the perception of risk in Argentina and other emerging economies.

International investors consider Argentina to be an emerging market. Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in other emerging market countries may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets. Moreover, regulatory and policy developments in Argentina that occurred in recent years, including the enactment of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders have led to considerable volatility in the market price of our shares and ADSs. See “—Our business is largely dependent upon economic conditions in Argentina.” We cannot assure that the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital, including our ability to refinance our debt at maturity, which would negatively affect our investments plans and consequently our financial condition and results of operations, and also have a negatively impact on the trading values of our debt or equity securities. We can give no assurance as to potential adverse impact of the factors discussed above on our financial condition and/or results of operations. See “Item 4. Information on the Company—History and Development of YPF.”

Risks Relating to the Argentine Oil and Gas Business and Our Business

Our domestic operations are subject to extensive regulation.

The Argentine oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•	limitations on our ability to increase local prices or to reflect the effects of higher domestic taxes, increases in production costs or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations on our domestic prices. See “—Limitations on local pricing in Argentina may adversely affect our results of operations”;

•	new or higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes, driven mainly by the requirement to satisfy domestic demand;

•	in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	in connection with the former and current incentive programs established by the Argentine government for the oil and gas industry, such as the Natural Gas Additional Injection Stimulus Program (“Gas Plan”) (see “—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”) and cash collection of balances with the Argentine government;

•	legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for unconventional oil and gas hydrocarbons, which could increase our cost of doing business or cause delays and adversely affect our operations;

•	restrictions on imports of products which could affect our ability to meet our delivery commitments or growth plans, as the case may be; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

In recent years, the Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” and “—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.” Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government.”

Limitations on local pricing in Argentina may adversely affect our results of operations.

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel, natural gas and other fuel prices have differed substantially from prevailing international and regional market prices for such products, and our ability to increase prices in connection with international price increases or domestic cost increases, including those resulting from the peso devaluation, has been limited from time to time. In addition, revenues we obtain as a result of selling natural gas in Argentina (including amounts received through the Gas Plan, see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”) are subject to government regulations and could be negatively affected, principally considering the evolution of gas prices for residential consumers. In addition, a new stimulus program for natural gas production from non-conventional reservoirs was created (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—MINEM Resolution No. 46/2017”). The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining and, as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. For additional information on domestic pricing for our products, see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” We cannot provide any assurances that we will be able to increase the domestic prices of our products to reflect the effects of increased production costs, domestic taxes and exchange rate fluctuations, as well as to reflect the variations in international prices in case the domestic market for oil and gas products finally result in an import/export parity industry. Limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.

In the normal course of business, and considering that we are the primary oil and gas company in Argentina, its portfolio of clients and suppliers includes both private sector and governmental entities. All material transactions and balances with related parties as of December 31, 2016 are set forth in Note 31 to the Audited Consolidated Financial Statements, including those related to the Natural Gas Additional Injection Stimulus Program. As of December 31, 2016, the accounts receivable balance corresponding to the Natural Gas Additional Injection Stimulus Program reflects eight months of accrued, unpaid payments, representing Ps. 10.9 billion. As of the date of this annual report, we have received Ps. 4.5 billion in additional payments related to amounts accrued and unpaid as of December 31, 2016 under such programs. If certain governmental counterparties were (i) not able to pay or redeem such accrued amounts in cash or cash equivalents, or (ii) not able to make such payments or redemptions according to our estimated schedule, our financial condition and results of operations would be adversely affected.

We are subject to direct and indirect import and export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.

The Argentine Hydrocarbons Law, Law No. 17,319, allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law No. 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long-term natural gas exports.

During the last several years, the Argentine authorities have adopted a number of measures that have resulted in restrictions on exports of natural gas from Argentina. Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events, although no assurance can be given that this position will prevail.

See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts,” “Item 4. Information on the Company—Exploration and Production—The Argentine natural gas market,” and “Item 8. Financial Information—Legal Proceedings.”

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy pursuant to the regime established under S.E. Resolution No. 1679/04, as amended and supplemented by other regulation. Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel must also first demonstrate that the local demand for diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel production in the export market, and we are obliged to sell in the local market at prevailing domestic prices.

In addition, on March 21, 2017, Decree No. 192/2017 was published in the Official Gazette of the Republic of Argentina, which created the “Oil and its Byproducts Import Operations Registry” (the “Registry”), which authority of application is MINEM (through the Secretariat of Hydrocarbon Resources). The Registry involves import operations of: (i) crude oil and (ii) certain other specific byproducts listed in section 2 of the decree. By means of this regulation, any company that wishes to perform such import operations is obligated to register such operation in the Registry and obtain authorization from MINEM before the import takes place. The registration of the operation with MINEM will be filed in accordance with a specific proceeding that MINEM will establish for such purpose. According to this decree, MINEM will also set the methodology applicable to issue import authorizations, which will be based in the following criteria: (a) lack of crude oil with the same characteristics offered in the domestic market; (b) lack of additional treatment capacity in domestic refineries with domestic crude oil; and (c) lack of byproducts listed in section 2 of the decree offered in the domestic market. This regime excepts any import by CAMMESA in order to supply power plants with the main purpose of technical supply to the “Inter-connection Argentinean System” (Sistema Argentino de Interconexión or “SADI”).

We are unable to predict how long these import and export restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export or import gas, crude oil and diesel or other products and, accordingly, our results of operations.

Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.

We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, current and expected local and international market prices for our hydrocarbon products.

The international price of crude oil has fluctuated significantly in the past and may continue to do so in the future. During 2015 and 2016, the international price of a barrel of Brent fluctuated to an average price of U.S.$52.30 and U.S.$43.70, respectively, well below the average price of previous years. While in the past, domestic oil prices in Argentina have not reflected increases or decreases in international oil prices, the significant decline discussed above resulted in an approximately U.S.$7.00 reduction during 2015 of the domestic price per barrel compared to the price in effect on December 31, 2014, an approximately 10% reduction in January 2016 compared to the price in effect on December 31, 2015 and an additional approximately 6% gradual reduction (2% monthly as of August 2016) in the second half of 2016. In addition, recently, an agreement between relevant players of the oil and gas domestic market was reached, with the objective of matching domestic prices with those in international markets (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions”). If international crude prices remain at current levels or continue to drop for an extended period of time and this is finally reflected in the domestic price of oil, which we cannot control, it could cause the economic viability of drilling projects to be reduced. This could lead to changes to our development plans, which could in turn lead to the loss of proved developed reserves and proved undeveloped reserves. It could also affect our assumptions and estimates and, as a result, affect the recovery value of certain assets. Furthermore, if these conditions are reflected in the domestic prices of our refined products, our ability to generate cash and our results of operations could be adversely affected.

In light of the above and assuming current domestic prices for certain products do not match cost increases (including those related to the increase in the value of the U.S. dollar against the Argentine peso) in accordance with higher and more complex investments, mainly as a result of the development of unconventional resources, and also with evolution of the economy, our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out certain of our other capital expenditure plans could be adversely affected, which in turn would have an adverse effect on our financial condition and results of operations.

Furthermore, we may be required to further write down the carrying value of our properties if estimated oil prices decline or if we have substantial downward adjustments to our estimated proved reserves, increases in our operating costs, increases in the discount rate of return, among others. See additionally “Item 5. Operating and Financing Review and Prospects—Critical Accounting Policies” for information regarding our sensitivity analysis related to impairment. In addition, if a reduction in our capital expenditures materializes, including the capital expenditures of our domestic competitors, it would likely have a negative impact on the number of active drilling rigs, workovers and pulling equipment in Argentina, including related services, thus affecting the number of active workers in the industry. We are unable to predict whether, and to what extent, the potential consequences of such measures would affect our business, mainly the impact on our production and consequently our financial condition and results of operations. See “—We could be subject to organized labor action.”

Our reserves and production are likely to decline.

Most of our existing oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Our production remained stable in 2016 compared to 2015 and our reserves replacement ratio (increases in reserves in the year, net divided by the production of the year) was 46% in 2016.

We face certain challenges in order to replace our proved reserves with other categories of hydrocarbons. However, the continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new field developments in Argentine basins with the aim of achieving results similar to those achieved by mature fields in other regions of the world (which have achieved substantially higher recovery factors with the application of new technology). Additionally, we have been completing the renewal of most of our concessions, allowing us to develop certain strategic projects related to water-flooding, enhanced oil recovery and unconventional resources, which represent an important opportunity not only for us but also for Argentina. We expect that unconventional development will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield economies of scale and to significantly increase recovery rates from this resource play. Other resource plays, unconventional prospects, exist in Argentina and have positioned the country amongst the most attractive in terms of worldwide unconventional resource potential. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products, and are also subject to material risks inherent to the oil and gas industry and may prove unsuccessful. See “—Our business plan includes future drilling activities for unconventional oil and gas reserves, such as shale oil and gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.”

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

Information on net proved reserves as of December 31, 2016, 2015 and 2014 was calculated in accordance with SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by us.

As previously discussed, domestic prices for oil and gas products and derivatives have demonstrated in recent years they do not follow international prices both negatively and positively, mainly as a result of domestic economic variables affecting Argentina, such as regulations, labor costs, labor unions, political, economic and social constraints, among others. Accordingly, for calculations of our net proved reserves as of December 31, 2016, we considered the realized prices for crude oil in the domestic market, which are higher than those prevailing in the international market, taking into account the unweighted average price for each month within the twelve-month period ending December 31, 2016.

Commodity prices in general have declined significantly since 2014. If these prices do not increase significantly, and domestic prices for crude oil were reduced in line with international prices, our future calculations of estimated proved reserves would be based on lower prices (see additionally “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” in connection with the recent agreement between domestic players of the oil and gas industry). This could result in our having to remove non-economic reserves from our proved reserves in future periods. Holding all other factors constant, if commodity reference prices used in our year-end reserve estimates were decreased for crude oil to match a price of approximately U.S.$57.50 per barrel for WTI equivalent quality (the approximate average of crude oil prices for 2017 in the domestic market, according to our estimates), our total proved reserves as of December 31, 2016 would decrease by approximately 5%. In addition, as a result of the prices used to calculate the present value of future net revenues from our proved reserves, in accordance with SEC rules, which are similar to the calculation of proved reserves described above, the present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves. In particular, they may be reduced if commodity prices do not increase significantly and domestic prices were reduced in line with international prices.

As a result of the foregoing, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges or impairment, which would reduce earnings and shareholders’ equity. See “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

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

We may not have sufficient insurance to cover all the operating hazards to which we are subject.

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

We cannot provide assurances that any of our concessions will be extended as a result of the consideration by the relevant authorities of the investment plans we would submit in the future for the development of the areas as of the date of requesting the extension periods for our relevant areas, or other requirements will not be imposed on us in order to obtain extensions as of the date of expiration. Additional royalty payments of 3%, up to a maximum of 18%, are provided for in extensions under Law No. 27,007. The termination of, or failure to obtain the extension of, a concession or permit, or its revocation, could have a material adverse effect on our business and results of operations.

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

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. In addition, we or YPF Holdings, our wholly-owned subsidiary, may have certain environmental liabilities through certain subsidiaries. See “—We may be responsible for significant costs and liabilities depending on the outcome of the reorganization proceedings involving our YPF Holdings subsidiaries and the alter ego claims.” A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations.”

Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities, including with respect to drilling and exploitation of our unconventional oil and gas reserves. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap and trade regimes. Argentina recently issued new rules which began to phase-in more stringent regulations to lower the amount of sulfur contained in diesel and gasoline fuels that will result in an increase in our investments and relative costs for such production in following years, thus potentially affecting our results of operations depending on the future prices of fuels. Furthermore, if additional requirements were adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

We may be responsible for significant costs and liabilities depending on the outcome of the reorganization proceedings involving our YPF Holdings subsidiaries and the alter ego claims.

As discussed in Note 27 to the Audited Consolidated Financial Statements, on June 17, 2016, Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the “Maxus Entities”), subsidiaries of YPF Holdings, Inc., filed for reorganization proceedings in Wilmington, Delaware under Chapter 11 of the U.S. Bankruptcy Code. In conjunction with those proceedings, the Maxus Entities entered into an agreement with YPF along with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (collectively, the “YPF Entities”) to settle any and all claims held by Maxus against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit, and to release the YPF entities of any and all claims held by the Maxus Entities (the “Agreement”).

The Agreement provided for a payment of U.S.$130 million to the Maxus Entities (“Settlement Payment”) and for the provision of a U.S.$63.1 million debtor-in-possession loan (“DIP Loan”) by YPF Holdings Inc.

However, on March 28, 2017, the Creditors’ Committees and the Maxus Entities submitted an alternative restructuring plan (the “Alternative Plan”) that does not incorporate the agreement with the YPF Entities, to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit. Under the Alternative Plan, a liquidating trust (the “Liquidating Trust”) may pursue alter ego claims or any other estate claims against the Company and the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, a creditor of the Maxus Entities. As a consequence of the filing of the Alternative Plan, an event of default has occurred under the DIP Loan provided by YPF Holdings Inc. and YPF Holdings sent a notice of default accordingly.

We first acquired an interest in Maxus Energy Corporation in 1995, and did not cause any releases of contamination at issue in the civil litigation against the Maxus Entities associated with the Passaic River in New Jersey and other sites and alter-ego claims against YPF and the YPF Entities, which active contamination occurred years or decades prior to the acquisition. Since acquiring an indirect interest in the Maxus Entities, we have funded the Maxus Entities with hundreds of millions of dollars which allowed them to comply with their contractual obligations related to environmental liabilities.

Depending on the final outcome of these matters, including the reorganization proceedings and the alter ego claims, our financial condition and results of operation could be materially and adversely affected. See “Item 8. Financial Information—Legal Proceedings.”

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

In addition, we may be subject to undisclosed liabilities related to labor, commercial, civil, tax, criminal or environmental contingencies incurred by businesses we acquire as part of our growth strategy, that we may not be able to identify or that may not be adequately indemnified under our acquisition agreements with the sellers of such businesses, in which case our business, financial condition and results of operation may be materially and adversely affected.

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

For instance, on April 2, 2013, our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall. The rainfall set a new record for the area and disrupted refinery systems, causing a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). By the end of May 2013, the Topping C unit resumed operations at full nominal capacity. The Coke A unit has been shut down permanently since the storm, affecting the volume of crude processed in the refinery, due to a reduction in conversion capacity. The storm resulted in a decrease in the volume of crude oil processed. YPF has an insurance policy that provides coverage for the loss of income and property damage due to incidents like the storm that affected the La Plata refinery. See Note 28.a to the Audited Consolidated Financial Statements for information regarding the amount recognized in our result of operations in connection with our insurance coverage.

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has six tanks, four of which are for processing and two are for dispatch of treated crude oil, concentrates the production of ten fields in the Malargue area. This constitutes a daily production of approximately 9,200 barrels of oil as of the date of the incident. The new oil treatment plant was put into production in December 2016. See Note 28.a to the Audited Consolidated Financial Statements for information regarding the amount recognized in our results of operations in connection with our insurance coverage.

We could be subject to organized labor action.

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues, especially in the context of activity reduction. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

We may not be able to pay, maintain or increase dividends.

On April 30, 2014, our shareholders approved a dividend of Ps. 464 million (Ps. 1.18 per share or ADS), which was paid during July 2014. On April 30, 2015, our shareholders approved a dividend of Ps.503 million (Ps.1.28 per share or ADS), which was paid during July 2015. On April 29, 2016, our shareholders approved a dividend of Ps. 889 million (Ps. 2.26 per share or ADS), which was paid during July 2016. On March 9, 2017, our Board of Directors proposed a dividend of Ps. 716 million. Our next shareholder’s meeting, to be held on April 28, 2017, will consider this proposal.

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

The Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. Consequently, the Argentine government has the majority of votes which allows it to appoint the majority of members of our board of directors at the General Shareholder’s meeting. See “—The Argentine Republic owns 51% of the shares of the Company” and “—Our business is largely dependent upon economic conditions in Argentina.” The loss of the experience and services of key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business, financial condition and our results of operations.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations, including oil, gas, electricity and petrochemical operations.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased worldwide. Although we have extended our security policy to the industrial systems, reinforcing the defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems, networks and those of our business associates have been and may continue to be the target of cyber-attacks or information security breaches, which could lead to disruptions in critical systems (such as SCADAs, DCS Systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. To our knowledge, we have not experienced any material losses relating to cyber-attacks; however, as cyber-attacks continue to evolve, there can be no assurance that we will not suffer any cyber-attack in the future thus affecting our operations and/or our financial condition.

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. In addition, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders (see “—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”), have led to considerable volatility in the market price of our shares and ADSs. For example, the price of our ADSs has varied from U.S.$54.58 on January 5, 2011 to U.S.$9.57 on November 16, 2012. The price hit a high closing price of U.S.$36.99 on July 1, 2014, but subsequently fell to U.S.$12.83 on January 20, 2016. See “Item 9. The Offer and Listing.” We cannot assure you that concerns about factors that could affect the market price of our ordinary shares as previously mentioned may have a material adverse effect on the trading values of our securities.

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

The government is empowered, for reasons of public emergency, as defined in Article 1 of Law No. 25,561, to establish the system that will determine the exchange rate between the peso and foreign currency and to impose exchange regulations. Although the transfer of funds abroad in order to pay dividends currently does not require Argentine Central Bank approval, restrictions on the movement of capital to and from Argentina may, if imposed, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

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

Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs (see “Item 10. Additional Information—Preemptive and Accretion Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class D shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

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

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying ADSs. A holder of ADRs representing the ADSs being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class D shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class D shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class D shares, and Class D shares represented by ADSs may not be voted as you desire. Class D shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies and in power generation through YPF Energía Eléctrica. In 2016, we had consolidated revenues of Ps. 210,100 million and consolidated net loss of Ps. (28,379) million. Due to decreased export volumes, the portion of our revenues derived from exports has decreased steadily in recent years. Exports accounted for 7.8%, 7.9% and 17.1% of our consolidated net revenues in 2016, 2015 and 2014, respectively.

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

In January 1999, Repsol YPF acquired 52,914,700 Class A shares (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares (the “Offer”). Pursuant to the Offer, in June 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. Repsol YPF acquired additional stakes in us from minority shareholders and other transactions in 1999 and 2000.

Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when Petersen Energía (“PEISA”) purchased 58,603,606 of our ADSs on February 21, 2008, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of PEISA options to purchase up to an additional 10% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with PEISA, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. On May 3, 2011, PEISA exercised an option to acquire, from Repsol YPF, shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions,” for a detail of our current major shareholders.

On May 3, 2012, the Argentine congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.” As of the date of this annual report, the transfer of the shares subject expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Item 7. Major Shareholders and Related Party Transactions.” See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Repsol Agreement relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class D shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted U.S.$5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (the “Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force. The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement. As of that date, the expropriation pursuant to the Expropriation Law was concluded, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF and YPF GAS S.A.

To achieve the goals of the Company’s strategy, we intend to focus on (i) improving efficiency and productivity to enable us to adapt to a scenario of a prolonged decline in international oil prices; (ii) continuing to increase production, especially of natural gas; (iii) developing unconventional resources and increasing exploration of mature areas; (iv) improving our capacity to refine in order to accommodate the growth in demand for refined products; (v) exploring conventional and unconventional resources and pushing the limits of existing deposits and exploring new frontiers, including offshore; (vi) permanently evaluating portfolios of assets to identify investment and divestment opportunities; (vii) enhancing the value of our brand and our commercial platform and (viii) maintaining a solid capital structure.

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

Upstream Operations

•	As of December 31, 2016, we held interests in 110 oil and gas fields in Argentina. According to the Ministry of Energy and Mining, in 2016 these assets accounted for approximately 49.9% of the country’s total production of crude oil, excluding NGLs, and approximately 43.0% of its total natural gas production, including NGLs.

•	We had proved reserves, as estimated as of December 31, 2016, of approximately 592 mmbbl of oil, including condensates and NGLs, and approximately 2,924 bcf of gas, representing aggregate reserves of approximately 1,113 mmboe as of such date, compared to approximately 679 mmbbl of oil, including condensates and NGLs, and approximately 3,072 bcf of gas, representing aggregate reserves of approximately 1,226 mmboe as of December 31, 2015.

•	In 2016, we produced approximately 90 mmbbl of oil (approximately 245 mbbl/d), including condensates, approximately 19 mmbbl of NGLs (approximately 52 mbbl/d), and approximately 576 bcf of gas (approximately 1,573 mmcf/d), representing a total production of approximately 211 mmboe (approximately 577 mboe/d), compared to approximately 91 mmbbl of oil (approximately 250 mbbl/d), including condensates, approximately 18 mmbbl of NGLs (approximately 49 mbbl/d), and approximately 569 bcf of gas (approximately 1,560 mmcf/d) representing a total production of approximately 210 mmboe (approximately 577 mboe/d) in 2015.

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). See “—Downstream—Refining division.” We also own a 50% equity interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2016 consisted of 1,547 YPF-branded service stations, of which we own 112 directly and through our 100%-owned subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”), and we estimate we held approximately 36% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Gas and Power Operations

•	We are the largest producer of natural gas in Argentina with total natural gas sales of 13.2 mmcm in 2016, accounting for 34% of the market.

•	We participate in three power generation plants with an aggregate installed capacity of 1,622 MW. In 2016, we decided to engage in two projects for the development and operation of two power plants in addition to two other new power generation projects under construction in Neuquén and Comodoro Rivadavia. We also own and operate two power plants supplied with natural gas produced by us, which produce power to supply our Upstream and Downstream activities. See “—Gas and Power—YPF in Power Generation.”

•	We are the operator of UTE Escobar (a joint venture formed by YPF and ENARSA) and Bahia Blanca Terminal, which operates an LNG Regasification Terminal, “LNG Escobar” and “LNG Bahía Blanca,” respectively. See “—Gas and Power—Argentine natural gas supplies.”

For a chart illustrating our organizational structure, including our principal subsidiaries, please see Note 1 to the Audited Consolidated Financial Statements. In addition, we are in the process of completing a merger by absorption with the following subsidiaries: YSUR Holdings S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and YSUR Recursos Naturales S.R.L. (collectively, the “Absorbed Companies”), which are companies controlled by us as a result of the asset acquisition of the Apache Group in Argentina. The effective date of the merger was January 1, 2017, with YPF as the absorbing company that will continue the activities and operations of each of the Absorbed Companies, which were dissolved without liquidation. On March 9, 2017, the Board of Directors approved the merger by absorption by YPF of the “Absorbed

Companies,” whereby these companies will be dissolved without liquidation, as well as the procedures to effectuate this corporate reorganization, with an effective date of January 1, 2017. On the same date, YPF, as the absorbing company, and the Absorbed Companies, as the merged companies, signed a Preliminary Merger Agreement, through which YPF will incorporate the absorbed companies, with retroactive effect as of January 1, 2017. This was done on the basis of the annual financial statements of each of the companies as of December 31, 2016, to be used as special merger balance sheets and the special merger consolidated balance sheet as of the same date.

Since YPF is a direct and indirect holder of 100% of the shares of the Absorbed Companies, YPF’s share capital will not be increased nor will new shares be issued, nor will there be any exchange ratio as a result of the merger. The aforementioned merger must be submitted for consideration and approval of the respective Extraordinary Shareholders’ Meetings of each of the respective companies and is subject to compliance with relevant legal procedures and obtaining regulatory approvals. The merger will centralize the management of the companies under a single corporate organization, thereby obtaining operational and economic benefits related to the achievement of higher operating efficiency and effectiveness, the enhanced use of available resources and of technical, administrative and financial structures, and the rationalization and reduction of related costs.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2016.

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2015 production, according to the 2016 edition of the BP Statistical Review of World Energy, published in June 2016.

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

In 2012, Argentina’s GDP experienced a slowdown, with GDP increasing 1.9% on an annual basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP using 2004 as the base reference year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). However, on January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that since 2006 its administration has been irregular and due to that they revised the published data from 2005 to 2015. As a result of this revision, the GDP growth rate for 2013 and 2014 was revised from 2.9% to 2.4% and from 0.5% to a decline rate of 2.5%, respectively. As of the date of this annual report, Argentina’s provisional GDP growth rate for 2015 and the preliminary GDP growth rate for 2016 published by INDEC were positive 2.6% and negative 2.3%, respectively.

Driven by economic expansion and stable domestic prices, energy demand has increased significantly during last years, outpacing energy supply (which, in the case of oil, declined). As a result of a high number of power outages caused by the consumption increase, the Ministry of Energy requested that the Executive Branch declare a National Electric System Emergency through December 31, 2017. This decree instructs the Minister of Energy to develop and propose measures and to ensure adequate power supplies. Also by Resolutions No. 06/2016, 41/2016 and 19/2017, the Ministry of Energy and Mining established new seasonal reference prices for power and energy in the Wholesale Electricity Market (“MEM”). See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Electricity.”

In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2016 its net imports of diesel amounted to approximately 2,186 mcm, according to preliminary information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near full capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, prior to the decline in international oil prices, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products less profitable. As a result, from time to time, service stations experience temporary shortages and are required to suspend or curtail diesel sales.

Business Organization

We currently conduct our business according to the following organization:

•	Upstream, which consists of our “Exploration and Production” segment;

•	Downstream, which consists of our “Refining and Marketing” and “Chemicals” segments;

•	Gas and Power, which consists of our “Natural Gas Distribution and Electricity Generation” segment; and

•	Corporate and other, which consists of our remaining activities.

The Upstream segment’s sales to third parties in Argentina and abroad include sales of natural gas. In addition, crude oil produced by us in Argentina, or received from third parties in Argentina pursuant to service contracts, is mainly transferred from Exploration and Production to Refining and Marketing at transfer prices established by us, which generally seek to approximate Argentine market prices.

In 2013, we reorganized our reporting structure by grouping the “Chemical” and “Refining and Marketing” former segments into a new “Downstream” segment. We made this change primarily because of the common strategy shared by the former “Chemical” and “Refining and Marketing” segments, in light of the synergies involved in their activities to maximize the volume and quality of fuel offered to the market.

The Downstream segment purchases crude oil from the Upstream segment and from third parties. Downstream activities include crude oil refining and transportation, as well as the marketing and transportation of refined fuels, lubricants, LPG, natural gas, petrochemical products and other refined petroleum products in the domestic wholesale and retail markets and the export markets.

In 2016, our activities related to our natural gas commercialization division and our natural gas distribution activities, which we developed through Metrogas S.A., our natural gas stripping activities developed in our affiliate Mega, and our power generation activities developed in our controlled company YPF Energĺa Electrica S.A. were separated from the Downstream activities, creating a new Gas and Power Segment. This change was consolidated with the appointment of a Gas and Power Vice President in 2016 who leads the decision-making on business, commercial, operational and financial matters related to all of these activities. Additionally, we record certain assets, liabilities and costs under the Corporate and Other business segment, including corporate administration costs, assets and certain construction activities, mainly related to the oil and gas industry, through our subsidiary A-Evangelista S.A. and its subsidiaries. See Note 5 to our Audited Consolidated Financial Statements.

Substantially all of our operations, properties and customers are located in Argentina. See “—Exploration and Production Overview—Main properties.” Additionally, we market lubricants and specialties in Brazil and Chile, and carry out exploration activities in Chile.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
	2016	2015	2014
	(in millions of pesos)
Revenues (1)
Upstream
Revenues	18,745	16,044	8,853
Revenue from intersegment sales (3)	95,398	64,243	61,844

Total Upstream	114,143	80,287	70,697

Gas and Power
Revenues	26,514	14,003	12,810
Revenue from intersegment sales	3,212	2,184	1,859

Total Gas and Power	29,726	16,187	14,669

Downstream
Revenues	162,538	124,959	119,444
Revenue from intersegment sales	925	807	817

Total Downstream	163,463	125,766	120,261

	For the year ended December 31,
	2016	2015	2014
	(in millions of pesos)
Corporate and other
Revenues	2,303	1,130	835
Revenue from intersegment sales	7,447	6,182	5,212

Total Corporate and other	9,750	7,312	6,047

Less inter-segment sales and fees	(106,982)	(73,416)	(69,732)

Total Revenues	210,100	156,136	141,942

Operating income (Loss) (2)
Upstream	(26,845)	7,535	12,353
Gas and Power	2,008	1,498	310
Downstream	3,093	6,948	10,668
Corporate and other	(1,615)	(2,331)	(3,343)
Consolidation adjustments	(887)	2,938	(246)

Total Operating Income (loss)	(24,246)	16,588	19,742

(1)	Revenues are net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 21 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 2.b.15 to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Exploration and Production Overview

Development and Exploration Upstream projects represent our integrated vision of optimal field development, identifying each project’s reserves category, stage of maturity, risk and strategy.

In addition to development projects for proved reserves, our portfolio of projects is composed of more than 250 integral new development projects. We have a portfolio of visualized exploratory opportunities which includes more than 800 cases related to contingent and prospective resources that contemplate potential development in the event of exploratory success.

The international and local situation challenges us to adjust our efficiency and costs to be sustainable. In that context, it is critical that our portfolio of projects and the production and development of initiatives to reduce costs for our operations and investments are properly executed. Part of those initiatives are related to labor efficiency, where we have started to work with labor unions and the Argentine government and recently signed the “Addenda NOC”, which seeks to reduce costs for the development of non-conventional resources, mainly as a result of new performance compensation approaches for certain supplier activities. See “Item 6. Directors, Senior Management and Employees—Employee Matters.” Our business growth objectives, whereby we seek to maximize the productivity and profitability of our portfolio, are based on the following key concepts: the rejuvenation of mature fields, an ongoing focus on gas development and the intensive development of unconventional reservoirs. See “Item 3. Key Information—Risk Factors.”

The projects selected to be pursued and their schedules for completion are periodically determined by a portfolio optimization process, in accordance with our strategic guidelines.

Meeting the challenge of the mature oil and gas fields

Most of our oil and gas producing fields in Argentina are mature, requiring strong commitments to overcome their decline.

We have significantly increased our activity and resources in mature areas that present profitable opportunities for increases in the recovery factor by employing techniques including infill wells, and extension of secondary recovery and tertiary recovery testing. We are focused on identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore, we place a strong emphasis on surveillance and conformance activities to improve current mature water injection projects. Tertiary recovery is being pursued with polymer and surfactant water-flooding in mature reservoirs in both the Golfo de San Jorge and Neuquén basins.

Continuous technical reviews of our oil and gas fields allow us to identify opportunities to rejuvenate mature fields and optimize new field developments in Argentine basins in order to achieve similar recovery factors that mature fields have already reached in other regions of the world, with the application of new technologies.

We have managed, through the extension of most of our concessions with relatively favorable terms and conditions, to continue with the development of strategic water-flooding and improved oil recovery projects, improving our perspectives of production and reserves.

In addition, we are also focused on producing and developing initiatives related to reducing costs, in operating expenses and capital expenditures.

Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors.” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2017 activity.

Staying the Path of Unconventional Resources

During 2016, we continued extending our leadership in this area. We reaffirmed our commitment to the objective of growing our production and reserves through the development of unconventional resources, which we began in 2013. More than 500 wells were drilled with Vaca Muerta shale as the target, mostly in the Loma Campana field in association with Chevron, continuing the massive development that was begun in 2013. The remaining wells were targeted to continue the development phase in the El Orejano block in association with Dow Chemical, the Narambuena project in association with Chevron, and the La Amarga Chica pilot in association with Petronas. The purpose of these projects is to determine the potential of Vaca Muerta as a shale oil/gas reservoir.

The development of unconventional resources in the Vaca Muerta formation will demand a significant capital investment. As we rapidly progress on our learning curve, substantially improving productivity and reducing well cost by 27% in 2016 compared to 2015, we expect to continue yielding substantial savings due to operational optimizations, economies of scale and increasing well productivity through a better understanding of the subsurface.

Nevertheless, the financial viability of these investments and resource recovery efforts will depend on the prevailing economic and regulatory conditions, as well as the market prices of hydrocarbons in Argentina. See “Item 3. Key Information—Risk Factors.” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2017 activity.

Tight sands also contributed to the increase of natural gas production and reserves in 2016, as was the case in the Mulichinco formation in the Rincón del Mangrullo concession, where Pampa Energía S.A. (“Pampa Energía”) acquired 50% of the working interest during 2015. More than 100 wells were drilled in these marine tight sands, increasing gas production to 5 mmcm/d through a pipeline that connects to Loma La Lata facilities. This pipeline may enable the development of other gas fields, like the recent shale gas discovery in La Ribera, where a successful well is already in production. During 2016, three horizontal wells were drilled in Rincon del Mangrullo, resulting in higher than expected initial gas rate production. These results are encouraging for continued development of horizontal wells.

During 2016, we started supplying sand as proppant (to be injected in the hydraulic stimulation that allows for the development of unconventional hydrocarbons) and finalized the sand treatment plant. This contributed substantially to a reduction of stimulation cost. We expect to gradually replace the more expensive imported sand with our domestic product, allowing for significant well cost reductions.

Vaca Muerta Formation

•	Loma Campana Area: On July 16, 2013, YPF and Chevron signed an investment project agreement for the joint exploitation of unconventional hydrocarbons in the province of Neuquén.

During 2016, 60 wells were put into production, of which four were vertical wells and 56 were horizontal wells. The standard design for horizontal wells was 1500 m of lateral length and 18 frac stages. Due to continued improvements in our drilling performance, despite reducing the number of active drilling rigs from six to three by the second half of the 2016, we still exceeded planned production from drilling 60 horizontal wells. An average drilling time of 35 days to drill a 4700 m measured depth (“MD”) well was achieved during 2015, with an improvement to 29 days for a 4800 m MD in 2016. This reduction in drilling time is also reflected in drilling costs of an average well cost reduction of 27% between 2015 and 2016 for a horizontal well of 1500 m lateral length. In addition, during the last days of the year, the Loma Campana Crude Oil Treatment Plant was launched, with a capacity of 8,000 cm/d expandable to 16,000 cm/d. See additionally “—Main properties.”

In January 2016, the Loma Campana Offices were inaugurated as the hub of Non-Conventional Operations.

•	El Orejano Area: On September 23, 2013, YPF and Dow Europe Holding B.V. and PBB Polisur S.A. (our current 50% partner in the area) signed an agreement relating to the joint development of an unconventional gas pilot project in the province of Neuquén. During 2016, we began substantial developments, leading to a total of 31 wells drilled, 30 of them horizontal wells, and 26 wells were put into production, with a net investment of U.S.$136 million in Drill and Completion (D&C) and U.S.$29 million in production facilities. By the end of 2016, the total gas production for the field exceeded 2.0 mmcm/d (179% higher than December 2015). See additionally “—Main properties.”

•	La Amarga Chica Area: On December 10, 2014, YPF and PETRONAS E&P ARGENTINA S.A., an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia, executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén. The Pilot Plan, comprising 28 wells in three years, started in May 2015. At the end of the first phase, a total of six horizontal and three vertical wells were drilled, with results over performing previous expectations. Based on those positive results, PETRONAS E&P ARGENTINA S.A. agreed to continue co-investing in a second phase of the pilot project. By the end of 2016, four additional horizontal wells from this phase were drilled, reaching a total of nine drilled wells during 2016, with a drilling rig fully dedicated to the project. This drilling and completion activity developed during 2016 comprised a total investment of U.S.$105 million, with an additional U.S.$27 million expended on production facilities and U.S.$12 million for 3D seismic data acquisition and other studies. Total oil production increased from 7 cm/d in December 2015 to 341 cm/d in December 2016. See additionally “—Main properties.”

•	Aguada de la Arena Area: On May 13, 2016, YPF and Pampa Energía executed an agreement subject to certain conditions precedent under which, upon closing of the acquisition by Pampa Energía of a controlling stake in Petrobras Argentina S.A (“PESA”), PESA will assign to YPF certain participating interests in two exploitation concessions in areas with gas production and significant gas development potential (tight and shale) located in the Neuquina basin, which shall be operated by YPF. The participating interests to be acquired are: (i) a 33.33% participating interest in the Río Neuquén block located in the province of Neuquén and the province of Río Negro and (ii) an 80% participating interest in the Aguada de la Arena block located in the province of Neuquén. In addition, on February 23, 2017, YPF and PetroUruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area. As a result, YPF has increased its participating interest in the Aguada de la Arena area to 100%.

By the end of 2016, 14 wells were operating in the Mulichinco formation, and total gas production for the field exceeded 0.6 mmcm/d. In 2017, we plan to drill four horizontal wells (three in the Vaca Muerta formation and one in the Mulichinco formation). See additionally “—Main properties.”

•

Bajada de Añelo Area: Although there was no drilling and completion activity during 2016, YPF acquired 3D seismic data covering 618 km2 in this area. There are currently four drilled and completed vertical wells targeting the Vaca Muerta formation, but one of them uses a portable compression facility to handle the gas for transport by trucks, while liquids are transported by trucks as well. In February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement, through which YPF and O&G agreed on the main terms and conditions for the joint development of a shale oil and shale gas pilot in two phases. O&G will be the operator of the area. See additionally “—Main properties.”

•	Chihuido de la Sierra Negra Sudeste – Narambuena Area: During April 2014, YPF and subsidiaries of Chevron Corporation executed a new agreement with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. During 2015, this activity began with the drilling and completion of two vertical wells that allowed for the defining of the location and landing zone for the horizontal well. This well was drilled at the end of 2015 and the beginning of 2016, covering 1200 m of lateral length at 2400 m of vertical depth, within the younger internal sequence of Vaca Muerta and becoming the first well in the basin with this objective. Subsequently, a third vertical well was drilled to delineate the extension of the play to the eastern sector of the block. By the drilling, completion and testing of these wells, the commitment for the initial phase of the project signed in April 2014 was fulfilled. During the second half of 2016, the joint venture between YPF and subsidiaries of Chevron Corporation continued the exploratory stage by evaluating the long term tests of the horizontal well and third vertical well in this area located in the black oil window of the play. Chevron will state whether the joint activity will continue in a second phase by June 2017. See additionally “—Main properties.”

During 2016, Unconventional Regional production was 50 mboe/d, representing 8% of YPF’s total production.

Main properties

Our production is concentrated in the following basins in Argentina: Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral.

Our domestic operations are subject to certain risks. See “Item 3. Key Information—Risk Factors.”

In 2017, 2016, 2015 and 2014, we finalized agreements related to the acquisition and development of properties that are part of our core business. In connection with those agreements, see Notes 3, 29.b and 34 to the Audited Consolidated Financial Statements.

In addition to the agreements detailed in Audited Consolidated Financial Statements, on March 29, 2017, a Memorandum of Understanding was signed between Pan American Energy LLC (Argentina branch) (“PAE”), Total Austral S.A. (Argentina branch) (“TOTAL”), Wintershall Energĺa S.A. (“WIAR”) and YPF (collectively, the “Parties”), for which approval for the following will be requested from the applicable authority:

(i)	the division of the Aguada Pichana area into two new “Aguada Pichana East” (“APE”) and “Aguada Pichana West” (“APO”) areas with an area of 761 km2 (629 km2 net perforations) and 604 km2 (443 km2 net perforations), respectively;

(ii)	the combination of the Aguada de Castro (“ACA”) area, which has an area of 163 km2, with the new APO area. Both areas combined will have a total area of 767 km2;

(iii)	in both cases, a Non-Conventional Hydrocarbon Exploitation Concession will be requested, led by each of the Parties in the areas. To this end, the Parties will propose an investment project of U.S.$300 million for APE and U.S.$200 million for APO and ACA; and

(iv)	the granting of the benefits provided in Resolution No. 46-E/2017 of the Ministry of Energy and Mining.

If approval is granted, APE will be operated by TOTAL and APO and ACA will be operated by PAE.

YPF’s current participation is 27.27% in the Aguada Pichana area and 50% in the Aguada de Castro area.

The Memorandum of Understanding contemplates the modification of the participating interest of YPF on the following terms:

–	In the APE area, YPF’s participation will be 22.50%, which implies in respect of its current participation the sale of a 4.77% participating interest (equivalent to 30 km2 net perforations).

–	In the combined APO and ACA area, YPF’s participation will be 30%, which implies in respect of its current participation the same participation in APO and a sale of a 12.58% participating interest in ACA (equivalent to 20.5 km2 net perforations).

Notwithstanding the changes in the participating interest in APE, all existing assets, including the production of existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified in terms of the participation of the Parties.

In the event the corresponding approvals are obtained and definitive agreements are signed, subject to the fulfillment of certain conditions precedent, this will allow YPF to receive the sum of U.S.$52.3 million for the aforementioned transfer of participating interests.

In addition, in connection with the extension of concessions, see Note 29.a to the Audited Consolidated Financial Statements.

The following table sets forth information with regard to our developed and undeveloped acreage by geographic area as of December 31, 2016:

	As of December 31, 2016
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
	(thousands of acres)
South America	1,511	1,121	31,796	17,234
Argentina	1,511	1,121	31,392	16,954
Rest of South America (5)	—	—	404	280

Total	1,511	1,121	31,796	17,234

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which we own a working interest.
(4)	“Net” acreage equals gross acreage after deducting third-party interests.
(5)	Relates to Colombia and Chile. In the case of Colombia, YPF and its partners notified the Colombian National Hydrocarbons Agency (“ANH”) of the decision to relinquish the COR 12 and COR 33 blocks. In Chile, YPF’s undeveloped surface acreage totaled 107,000 acres.

Except for the information provided in the next paragraph, as of December 31, 2016, none of our exploration permits considered as a whole, which include undeveloped acreage, will expire in 2017 in accordance with the Hydrocarbons Law and complementary provincial laws. In addition, according to Law No. 27,007 that amended the Hydrocarbons Law, all national offshore permits and offshore hydrocarbon production concessions that did not have association agreements with ENARSA as of the date of the new law reverted and were transferred to the Argentine Secretariat of Energy. Permits and concessions granted prior to Law No. 25,943 will be exempt from this provision. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements signed with ENARSA. As of the date of this annual report, the negotiations are ongoing. YPF currently participates in three offshore blocks in association with ENARSA, which represent approximately 58% of our net exploratory undeveloped acreage. We cannot guarantee that as a result of such negotiations we would not decide to relinquish to the Argentine Secretariat of Energy part or all of the acreage included in our current association with ENARSA. With the exception of the above, none of our exploration permits are regulated by Law No. 27,007. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law—Exploration and Production.”

However, as a result of the expiration in 2017 of the first, second or third exploration terms of certain of our exploration permits (according to the original terms of the Hydrocarbons Law, which applied to our existing exploration permits), we would be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in the Hydrocarbons Law, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). Additionally, and depending on the circumstances that could arise in each case (for instance, the state of exploratory activity in a certain area), we could request an extension of the expiration of the exploration permit, which would be subject to the approval of the respective governing authority. As a result, if no discoveries are made in 2017, we would be required to relinquish approximately 2,700 km2 of exploratory undeveloped acreage (approximately 7% of our 41,000 km2 of net exploratory undeveloped acreage as of December 31, 2016) during 2017.

Additionally, based on information available as of the date of this annual report, if we fail to make any discoveries or to engage in new activity that could extend the expirations of the exploration permits, we could be required or could decide to relinquish a maximum of approximately 4,000 km2 of exploratory undeveloped acreage (approximately 10% of our 41,000 km2 of net exploratory undeveloped acreage as of December 31, 2016) during 2018 and 2019.

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

During 2016, we undertook negotiations with GyP relating to 24 exploration blocks, held as of December 31, 2015, in which we shared a working interest comprising a gross area of 9,333 km2 (of which YPF’s participating interest was 5,943 km2). As a result of these negotiations, a swap of working interests in the different blocks was conducted, and YPF now holds working interests in 9 exploration blocks and 2 concession blocks, without GyP as a partner, which comprises a gross area of 2,089 km2 in the case of exploration blocks (of which YPF’s participating interest is 1,261 km2) and a gross area of 142 km2 in the case of concession blocks (of which YPF’s participating interest is 112 km2). In addition, we also obtained an extension for the pilot plans for the maximum period of five years, as provided under Law No. 27,007, in the “La Amarga Chica”, “Bajada de Añelo” and “Bandurria Sur” areas. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law” for a description of new terms that apply to new production concessions or exploration permits, other than those already governed by previous laws.

Argentine Exploration Permits and Exploitation Concessions

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America based on 2015 production, according to the 2016 edition of the BP Statistical Review of World Energy published in June 2016. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins were re-evaluated in the country, in the line with (Plan Exploratorio Argentina). The total surface area of the continent represents approximately 408 million acres and the total offshore surface area includes 194 million acres on the South Atlantic shelf within the 200-meter line. Of the total 602 million acres of the sedimentary basins, a significant part still needs to be evaluated through exploratory and study drilling.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2016:

	Wells(1)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Onshore	13,112	11,820	1,838	1,336
Neuquina	4,699	3,961	1,665	1,195
Golfo San Jorge	7,489	7,003	62	62
Cuyana	786	722	0	0
Noroeste	9	5	52	20
Austral	129	129	59	59
Offshore	—	0	19	10

Total	13,112	11,820	1,857	1,346

(1)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers. Gross and net wells include one oil well and three gas wells with multiple completions.

As of December 31, 2016, we held 133 exploration permits and production concessions in Argentina. We directly operate 102 of them, including 19 exploration permits and 83 production concessions.

•	Exploration permits. As of December 31, 2016, we held 23 exploration permits in Argentina, 20 of which were onshore exploration permits and three of which were offshore exploration permits. We had 100% ownership of six onshore permits, and our participating interests in the remainder varied between 50% and 80%. We had participating interests in three offshore permits varied between 30% and 35%.

•	Production concessions. As of December 31, 2016, we had 110 production concessions in Argentina. We had a 100% ownership interest in 69 production concessions, and our participating interests in the remaining 41 production concessions varied between 7% and 98%.

In addition, we have 32 crude oil treatment plants and nine pumping plants where oil is processed and stored. The purpose of these plants is to receive and treat oil from different fields prior to shipment to our refineries and/or commercialization to third parties, as applicable. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our business depends to a significant extent on our production and refining facilities and logistics network.”

In connection with our principal properties, see “—Exploration & Production Activity in Argentina.” Production for each of the last three fiscal years by geographic area and by field containing 15% or more of our total proved reserves are set forth under “—Oil and gas production, production prices and production costs.”

Approximately 89% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (51%) and Golfo San Jorge (38%) basins, and approximately 87% of our proved gas reserves in Argentina are concentrated in the Neuquina (77%), and Austral (10%) basins.

Joint ventures and contractual arrangements in Argentina

As of December 31, 2016, we participated in 15 exploration and 33 production joint ventures and contractual arrangements (22 of which were not operated by us) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 7% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2016, see Note 24 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion in exploitation concessions and exploration permits, respectively.

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

Information on net proved reserves as of December 31, 2016, 2015 and 2014 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2016, the Company considered the realized prices for crude oil in the domestic market (which were higher than those that had prevailed in the international market), taking into account the unweighted average price for each month within the twelve-month period ended December 31, 2016. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

Notwithstanding the foregoing, commodity prices have declined significantly since 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our oil and natural gas reserves are estimates” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our reserves and production are likely to decline.”

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

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2016 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2016

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas at December 31, 2016.

Proved Developed Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
South America
Argentina	380	53	2,143	815
North America
United States	—	—	—	—

Total Consolidated Entities	380	53	2,143	815
Equity-Accounted Entities
South America
Argentina	—	—	—	—
North America
United States	—	—	—	—

Total Equity-Accounted Entities	—	—	—	—

Total Proved Developed Reserves	380	53	2,143	815

Proved Undeveloped Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
South America
Argentina	145	15	780	298
North America
United States	—	—	—	—

Total Consolidated Entities	145	15	780	298
Equity-Accounted Entities
South America
Argentina	—	—	—	—
North America
United States	—	—	—	—

Total Equity-Accounted Entities	—	—	—	—

Total Proved Undeveloped Reserves	145	15	780	298

Total Proved Reserves (2) (3)	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
Developed Reserves	380	53	2,143	815
Undeveloped Reserves	145	15	780	298

Total Proved Reserves (2) (3)	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Total Consolidated Entities	525	68	2,923	1,113
Equity-accounted entities
Developed Reserves	—	—	—	—
Undeveloped Reserves	—	—	—	—

Total Equity-Accounted Entities	—	—	—	—

Total Proved Reserves	525	68	2,923	1,113

(1)	Includes crude oil (oil and condensate).
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(3)	Proved crude oil and NGL reserves of consolidated entities include an estimated approximately 76 mmbbl of crude oil and 8 mmbl of NGLs in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves of consolidated entities include an estimated approximately 337 bcf in respect of such payments. Equity-accounted entities reserves in respect of royalty payments that are a financial obligation or are substantially equivalent to a production or similar tax are not material.

For information regarding changes in our estimated proved reserves during 2016, 2015 and 2014, see Note 35 to the Audited Consolidated Financial Statements.

The paragraphs below explain in further detail the most significant changes in our proved undeveloped reserves during 2016, 2015 and 2014.

Changes in our proved undeveloped reserves during 2016

YPF had estimated a volume of net proved undeveloped reserves of 298 mmboe at December 31, 2016, which represented approximately 27% of the 1,113 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 337 mmboe as of December 31, 2015 (approximately 27% of the 1,226 mmboe total reported proved reserves as of such date).

The approximately 11% net decrease in net proved undeveloped reserves in 2016 is mainly attributable to:

–	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 116 mmboe to proved developed reserves. Main contributions are related to development wells (75 mmboe), mainly in the Neuquina basin, improved recovery projects (14 mmboe), mainly in the Golfo San Jorge and Neuquina basins, and gas compression projects in the Neuquina basin (12 mmboe).

–	New economic conditions with lower average oil prices that affected the economics of scheduled projects, resulting in a reduction of proved undeveloped reserves of 45 mmboe, mainly from the oil fields of the Golfo San Jorge basin (-16 mmboe), the Neuquina basin (-14 mmboe) and the Austral basin (-12 mmboe).

–	In the Golfo San Jorge basin, the development schedules of several primary and improved recovery oil projects were modified or canceled, resulting in a reduction of proved undeveloped reserves of 20 mmboe.

This was partially offset by:

–	Extensions and discoveries, which added 80 mmboe (242 mmcf of gas and 29 mmbbl of oil) of proved undeveloped reserves, mainly from the Neuquina basin.

–	New project studies, which added approximately 12 mmboe of proved undeveloped reserves, mainly from the Neuquina basin.

–	New improved recovery projects, adding approximately 30 mmboe of proved undeveloped secondary recovery reserves. The most important additions belong to the Golfo San Jorge and Neuquina basins.

The acquisition of interests in the Rio Neuquen gas field located in the Neuquina basin resulted in the addition of approximately 11 mmboe of proved undeveloped reserves.

YPF’s total capital expenditure to continue the development of reserves was approximately U.S.$2,930 million during 2016, of which U.S.$ 1,214 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2016, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

The approximately 10% net increase in net proved undeveloped reserves in 2015 is mainly attributable to:

–	Extensions and discoveries, which added 93 mmboe (24.5 mmbbl of crude oil, 7.3 mmbbl of NGL and 341.8 bcf of natural gas) of proved reserves, mainly in the Neuquina basin.

–	New project studies and revisions of gas and oil development projects, which added approximately 18 mmboe (7.5 mmbbl of crude oil, 0.9 mmbbl of NGL and 52.4 bcf of natural gas) of proved undeveloped reserves. The main contributions came from fields in the Neuquina, Golfo San Jorge, and Austral basins.

–	New improved recovery projects, which added approximately 10 mmbbl of proved undeveloped secondary recovery reserves of crude oil. The most important additions belong to the Golfo San Jorge, Neuquina and Cuyana Basins.

This was partially offset by:

–	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 77 mmboe (29 mmbbl of crude oil, 10.2 mmbbl of NGL and 212 bcf of natural gas) to proved developed reserves. The main contributions are related to development wells (51 mmboe), gas compression projects (15 mmboe) and improved recovery projects (8 mmboe).

–	A new joint venture agreement for the Rincón del Mangrullo field resulted in a reduction of approximately 8 mmboe (0.3 mmbbl of crude oil, 1.6 mmbbl of NGL and 34.7 bcf of natural gas) of proved undeveloped reserves, due to a change in YPF’s working interest in this area.

YPF’s total capital expenditure to continue the development of reserves was approximately U.S.$4,592 million during 2015, of which U.S.$1,557 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2015, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

Changes in our proved undeveloped reserves during 2014

YPF had estimated a volume of net proved undeveloped reserves of 307 mmboe at December 31, 2014, which represented approximately 25 % of the 1212 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 261 mmboe as of December 31, 2013 (approximately 24% of the 1083 mmboe total reported proved reserves as of such date).

The 18% net increase in net proved undeveloped reserves in 2014 is mainly attributable to:

–	Extensions and discoveries, which added 79.3 mmboe (19.6 mmbbl of crude oil, 9.6 mmbbl of NGL and 291.3 bcf of natural gas) of proved reserves, mainly from the Neuquina and Golfo San Jorge basins.

–	Negotiation of the extension of exploitation concessions in the provinces of Tierra del Fuego and Río Negro, which added 15.5 mmboe (4.7 mmbbl of crude oil, 0.8 mmbbl of NGL and 56.3 bcf of natural gas) of proved undeveloped reserves.

–	New project studies and revision of gas and oil development projects, which added approximately 28 mmboe (17.7 mmbbl of crude oil, a decrease of 1.3 mmbbl of NGL and 64.8 bcf of natural gas) of proved undeveloped reserves. The main contributions came from the Neuquina and Golfo San Jorge basins.

–	New improved recovery projects, which added approximately 10 mmboe of proved undeveloped secondary recovery reserves. The most important additions are related to the Golfo San Jorge basin.

This was partially offset by:

–	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 88.1 mmboe (26.3 mmbbl of crude oil, 8.3 mmbbl of NGL and 300.6 bcf of natural gas) to proved developed reserves. Main contributions are related to development wells (58 mmboe), gas compression projects (14 mmboe) and improved recovery projects (10 mmboe).

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$ 4,260 million during 2014, of which U.S.$ 758 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2014, we estimate that our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects, which account for approximately 96% of our proved undeveloped reserves, will be developed within five years from their initial booking date.

Low pressure gas compression projects in the Neuquina basin, which account for the remaining approximately 4% of our proved undeveloped reserves as of December 31, 2014, continue their scheduled development. We estimate that the last compression stage (representing approximately 1% of our proved reserves as of such date) will be developed within approximately seven years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

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

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Audit (“RA”) is separate and independent from the Upstream segment. RA’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RA are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the FASB, and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RA is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil, NGLs, and natural gas. In addition, the RA is also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RA is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RA staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RA are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Auditor, who has headed the RA since January 2013, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current director has over 20 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulation. In the six years prior to becoming the Reserves Auditor, he was Regional Director responsible for the operation and development of YPF’s operated fields at the Cuyana and North of Neuquina basins, in western Argentina. He holds a degree in geology from the National University of Tucumán, and postgraduate courses at IAE Austral University. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RA of changes in proved reserves submitted by the Upstream business segment and associated with properties where technical, operational or commercial issues have arisen.

(d)	A Quality Reserve Coordinator (“QRC”) is assigned to each Upstream business segment of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 5 years of practical experience in petroleum engineering or petroleum production geology, with at least three years of such experience in charge of the estimation and evaluation of reserves, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our internal audit team examines the effectiveness of YPF’s financial controls, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three-year cycle; and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

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

In 2016, Gaffney, Cline & Associates audited certain YPF operated and non-operated areas in the Neuquina, Golfo San Jorge, NOA and Cuyana basins of Argentina. These audits were performed as of December 31, 2016, and the audited fields contain in aggregate, according to our estimates, 417.7 mmboe proved reserves (123.5 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 37.5% of our proved reserves and 41.4% of our proved undeveloped reserves as of December 31, 2016. Copies of the related reserves audit reports are filed as an exhibit to this annual report.

We are required, in accordance with Resolutions No. 324/06 and 69/16 of the Argentine Secretariat of Hydrocarbon Resources, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Hydrocarbon Resources, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolutions No. 324/06 and 69/16, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2015. Estimates of our oil and gas reserves filed with the Argentine Secretariat of Hydrocarbon Resources are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Hydrocarbon Resources includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Hydrocarbon Resources includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in this annual report; and (iii) the definition of proved reserves under Resolutions No. 324/06 and 69/16 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

Oil and Condensate Production (1)	2016	2015	2014
	(mmbbl)
Consolidated Entities
South America
Argentina	90	91	89
North America
United States	*	*	*

Total Consolidated Entities	90	91	89
Equity-Accounted Entities
South America
Argentina	—	—	—
North America
United States	—	—	—

Total Equity-Accounted Entities	—	—	—

Total Oil Production (2)	90	91	89

NGL Production (1)	2016	2015	2014
	(mmbbl)
Consolidated Entities
South America
Argentina	19	18	18
North America
United States	—	—	—

Total Consolidated Entities	19	18	18
Equity-Accounted Entities
South America
Argentina	—	—	—
North America
United States	—	—	—

Total Equity-Accounted Entities	—	—	—

Total NGL Production (3)	19	18	18

Natural Gas Production (1)	2016	2015	2014
	(bcf)
Consolidated Entities
South America
Argentina	457	452	470
North America
United States	*	*	1

Total Consolidated Entities	457	452	471
Equity-Accounted Entities
South America
Argentina	—	—	—
North America
United States	—	—	—

Total Equity-Accounted Entities	—	—	—

Total Natural Gas Production (4) (5)	457	452	471

Oil Equivalent Production (1) (6)	2016	2015	2014
	(mmboe)
Consolidated Entities
Oil and Condensate	90	91	89
NGL	19	18	18
Natural Gas	81	81	84
Equity-Accounted Entities
Oil and Condensate	—	—	—
NGL	—	—	—
Natural Gas	—	—	—

Total Oil Equivalent Production	190	190	191

*	Not material (less than 1).

(1)	Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 16% of our total proved reserves expressed on an oil equivalent barrel basis. Oil and condensate production in these fields was approximately 6, 6 and 5 mmbbl for the years ended December 31, 2016, 2015 and 2014, respectively. NGL production in these fields was approximately 8, 8 and 8 mmbbl for the years ended December 31, 2016, 2015 and 2014, respectively. Natural gas production in the Loma La Lata field was 132, 133 and 138 bcf for the years ended December 31, 2016, 2015 and 2014, respectively.
(2)	Crude oil production for the years ended in December 31, 2016, 2015 and 2014 includes an estimated 13, 13 and 13 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of crude oil in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax is not material.
(3)	NGL production for the years ended in December 31, 2016, 2015 and 2014 includes an estimated 2, 2 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of NGL in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.
(4)	Natural gas production for the years December 31, 2016, 2015 and 2014 includes an estimated 60, 58 and 60 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.
(5)	Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves” include volumes consumed in operations).
(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

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

The following table sets forth the average production costs and average sales price by geographic area for 2016, 2015 and 2014:

Production costs and sales price	Total	Argentina	United States
	(Ps/boe)
Year ended December 31, 2016
Lifting costs	195.80	196.30	121.66
Local taxes and similar payments (1)	8.35	8.37	—
Transportation and other costs	38.93	39.02	32.81

Average production costs	243.08	243.70	154.47

Average oil sales price	861.74	863.25	510.01
Average NGL sales price	222.71	223.35	50.35
Average natural gas sales price (2)	417.95	418.00	193.08
Year ended December 31, 2015
Lifting costs	151.77	151.85	125.66
Local taxes and similar payments (1)	4.82	4.83	—
Transportation and other costs	14.93	14.91	21.45

Average production costs	171.51	171.59	147.11

Average oil sales price	620.77	621.85	392.86
Average NGL sales price	133.92	133.59	175.25
Average natural gas sales price (2)	249.71	249.75	129.73
Year ended December 31, 2014
Lifting costs	122.25	122.26	118.60
Local taxes and similar payments (1)	11.41	11.44	—
Transportation and other costs	15.03	15.03	15.58

Average production costs	148.69	148.74	134.19

Average oil sales price	594.02	593.34	724.77
Average NGL sales price	188.87	187.70	364.23
Average natural gas sales price (2)	204.02	204.01	192.58

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps. 86.82 per boe, Ps. 60.39 per boe and Ps. 45.51 per boe for the years ended December 31, 2016, 2015 and 2014, respectively.
(2)	Includes revenues from the Gas Plan.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina	For the Year Ended December 31,
	2016	2015	2014
Gross wells drilled (1)
Exploratory productive	19	35	35
Oil	14	24	20
Gas	5	11	15
Dry	12	5	8

Total	31	40	43

Development productive	697	962	861
Oil	504	766	725
Gas	193	196	136
Dry	2	10	4

Total	699	972	865

Net wells drilled (2)
Exploratory productive	14	27	30
Oil	11	22	17
Gas	3	6	13
Dry	9	4	5

Total	23	31	35

Development productive	548	766	708
Oil	409	629	592
Gas	139	137	116
Dry	2	8	4

Total	550	774	712

(1)	“Gross” wells include all wells in which we have an interest.
(2)	“Net” wells equal gross wells after deducting third-party interests.

Exploration & Production Activity in Argentina

During 2016, our main exploratory and development activities in Argentina have had the following principal focus:

1.	Operated Areas - Exploratory Activities

During 2016, our main exploratory activities in Argentina were principally focused on:

1.1 Onshore:

•	Unconventional activities:

The successful exploration results achieved in 2015 continued into 2016. We continued the regional exploration of the Vaca Muerta formation to determine the productivity of the shale oil, wet gas and dry gas in different areas of the basin.

Having completed the exploration phase, we obtained 35-year exploitation permits for the La Ribera I & II and Pampa de las Yeguas I blocks.

•	Shale oil:

Neuquina basin: Exploration continued along the shale oil strip, in an attempt to define intermediate control points of productivity.

We obtained positive results in wells drilled in Chihuido de la Sierra Negra block. These wells confirmed the productivity of the Vaca Muerta formation at various points of the basin.

•	Shale gas:

Neuquina basin: During 2016, we focused on the regional definition of the shale gas strip area obtaining positive results in the Cerro Arena block. Discoveries will be evaluated further in order to establish their commercial production potential.

•	Conventional activities:

•	Neuquina basin:

Tight gas: Exploration of tight gas continued with the drilling and completion of RDM.xp-38 in the Rincón de Mangrullo block.

Positive results were obtained in ten exploratory wells targeting conventional oil and gas reservoirs in the following blocks:

¡	Chachahuén (oil)
¡	Cerro Arena (gas)
¡	Los Caldenes (oil / gas)
¡	Payún Oeste (oil / gas)

We also continued exploration activity targeting conventional oil and gas in the following blocks. Although positive results were not achieved other than in the wells mentioned above, this activity provided data allowing us to increase our knowledge of potential development of these areas.

¡	Chachahuén (oil)
¡	Cajón de los Caballos Oriental (oil)
¡	Chasquivil (oil)
¡	Bajo del Piche (oil)
¡	Señal Picada - Punta Barda (gas)
¡	Payún Oeste (oil)
¡	Señal Cerro Bayo (oil)

We have requested that the Mendoza province allow commercial exploitation of the Payún Oeste block. As of the date of this annual report, we are still awaiting final approval from the province.

•	Golfo San Jorge basin:

During 2016, we continued exploration activity targeting conventional oil and gas reservoirs in the Golfo San Jorge basin, with positive results in the following blocks:

¡	Cañadón de la Escondida (oil)
¡	Manantiales Behr (oil / gas)

We also continued exploration activity targeting conventional gas in the Escalante—El Trébol block. Although positive results were not achieved, this activity provided data allowing us to increase our knowledge of potential development of these areas.

•	Cuyana basin:

From the results obtained in Cuenca Cuyana y Bolsones 17/B (Cuyana basin), we have decided to relinquish a fixed portion considered non-core lease acreage. We obtained the commercial exploitation concession for part of the block (Mesa Verde concession), and a second exploration period for the remaining acreage.

We continued exploration activity targeting conventional oil, with positive results, in the Barrancas and La Ventana blocks.

•	Austral basin:

Exploration activities were resumed in the Austral basin as part of the integration of the Yacimientos del Sur blocks into YPF’s operations. Drilling activities took place in the Tierra del Fuego province (the Lago Fuego and Tierra del Fuego Fracción “E” blocks). Positive results were obtained in the Lago Fuego block.

•	Bordering areas:

During 2016, two new exploration blocks were awarded in Desecho Chico in the Salta province and Chelforó in the Rio Negro province.

•	Seismic activities:

A long-term 2D-3D seismic survey campaign began in 2015 and continued in 2016. During 2016, seismic 3D data covering 1,600 km2 was recorded in the following blocks:

¡	Cerro Piedra – Cerro Guadal Norte (Santa Cruz province – Golfo San Jorge basin)
¡	Cañadón de la Escondida (Santa Cruz province – Golfo San Jorge basin)
¡	Chihuido de la Sierra Negra (Neuquén province – Neuquina basin)

After the survey is performed, seismic data processing will be carried out for subsequent interpretation. The purpose of recording and processing the seismic data is to identify new exploration opportunities.

1.2	Offshore:

According to the amendments to the Hydrocarbons Law adopted by Law No. 27,007, all exploration permits owned by ENARSA will be transferred to the Secretariat of Energy. YPF currently participates in three offshore blocks in association with ENARSA (E1 block: YPF 35%, E2 block: YPF 33% and E3 block: YPF 30%) with total acreage of 23,700 km2. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements signed with ENARSA. As of the date of this annual report, the negotiations are ongoing. As of December 31, 2016, we do not have registered assets in these blocks. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law” for a description of new terms which apply to new production concessions or exploitation permits.

2.	Non-Operated Areas - Exploratory Activities

Exploration wells have been drilled in the Aguada Pichana block, which is operated by Total Austral, with negative results; in Aguada Salada, which is operated by Tecpetrol, with positive results; and in CNQ7, which is operated by Pluspetrol, with positive results.

3.	Operated Areas - Development Activities

During 2016, our development activities in Argentina were mainly focused on the following regions and blocks:

3.1	Neuquén—Río Negro Region

During 2016, Neuquén—Río Negro Region production was 207 mboe/d, representing 36% of YPF’s total production.

•	Neuquén concession:

1. Octógono block:

During 2016, three workovers were successfully completed in the northern sector of the field, targeting gas-bearing intervals in the Lajas formation. Those wells allowed for the drilling of two more wells, which had positive results. In 2017, we plan to drill five wells in the northern sector based on these results.

2. Al Sur de la Dorsal block:

Portezuelos field: During 2016, two workovers were performed to open gas-bearing intervals in the Centenario formation, which had positive results. In addition, further workovers and drilling activity are scheduled for 2017, and the installation of a compressor is planned to produce more gas from shallow formation.

3. Al Norte de la Dorsal block:

Guanaco field: During 2016, five workovers were repaired, all of them targeting gas in Lajas formation. Three of those had positive results and the other two had negligible production changes. The successful Lajas formation campaign has opened up new opportunities for drilling in the area in 2017.

4. Loma La Lata – Sierra Barrosa block:

Loma La Lata field: The Sierras Blancas Infill project in the southeast area continues its development with 21 wells (nine horizontal and 12 directional) during 2016. 18 of them are already in production, one is being completed and tested, and two are being drilled. During 2017, we plan to drill 17 wells.

In order to address the declining production of the field, we are also continuing to improve production with plunger lift and wellhead compression.

Aguada Toledo–Sierra Barrosa field: Tight gas segment 5 (Lajas formation)

During 2016, drilling activity in the Lajas formation was based on infill wells. There are already 30 infill wells producing all along the main structure. The production rates achieved were as expected. In addition, deeper wells in the Precuyano and Molles formations are being drilled and tested in some infill wells, taking advantage of the low incremental cost as a result of the deepening of wells raised to meet our objectives for the Lajas formation. Several actions to reduce well cost were conducted successfully not only in the drilling phase, but also in the completion phase, improving project economics.

The first horizontal well was drilled in the Aguada Toledo field. This well is part of a pilot to improve the recovery factor in the tightest sands of the formation. It produced gas at low levels, but was not economical. The drilling of the second well started in December 2016 and is situated in the upper levels of the Sierra Barrosa structure.

Barrosa Norte tight gas field (Lajas formation)

Continuing with the activity of 2015, in 2016, 13 wells were drilled in this field. The Precuyo and Molles formations will be evaluated to determine their potential for future development. To that end, an outpost well was drilled to investigate these two formations and is scheduled to be completed and tested. Several actions for well cost improvement were conducted successfully. In 2017, we plan to drill seven wells to target the Lajas formation and one to target the Precuyo formation.

El Cordón conventional and tight gas field (Lajas formation)

In 2016, one well was drilled in the western area of the field with positive results, obtaining data to complement the development plan study.

5. Chihuido de la Sierra Negra block:

Chihuido de la Sierra Negra field: In this mature field, we started a 3D seismic survey on the western area in order to search for new hydrocarbon accumulations. This project is expected to be completed during 2017. Also, we expect to complete a second Alakali Surfactant Polymer (ASP) single well test to verify the positive results of the previous test performed in 2015.

6. Volcán Auca Mahuida and Las Manadas blocks:

We continued with the appraisal and development of the Centenario and Mulichinco formations from the previous years. Six new wells were completed during 2016, five of which were productive with positive results and the other one which will be in production in 2017. Further appraisal and development wells are scheduled to be drilled in 2017. Also during 2016, we performed three workovers to test gas in Rayoso formation, with positive results. In order to estimate gas volume, we scheduled two new appraisal wells to be completed during 2017.

7. Señal Picada – Punta Barda block:

Piedras Negras field: In this gas field, we are at the initial stages of development. During 2016, four wells were drilled (two appraisal and two exploratory), and three of them were completed. Additionally, we completed four workovers. As of December 2016, completion activities are still performing over one exploration well. We tested dry gas on five wells, and the other three wells had negative results. Since the block is not fully covered with 3D seismic, we scheduled a survey for the first quarter of 2017 and plan to schedule three wells after the 3D seismic data acquisition. The first gas sale is scheduled for 2018.

8. Cerro Hamaca block:

Cerro Hamaca Noroeste field: The northwest area was discovered in late 2012. During 2016, we continued with the development campaign of the Rayoso formation, and three wells were drilled, but only one well was completed as a result of economic conditions (oil prices) and regulatory changes in the province relating to well drilling that increased well costs. Water injection is scheduled to begin in 2018, if economic conditions improve.

9. Rio Neuquén block:

As of November 1, 2016, YPF assumed operation of the field with a 33.33% working interest. See “—Main properties.”

During the last two months of 2016, two new wells were completed and this activity will continue in 2017 to complete the four wells begun in 2016 and to sustain gas production through the facilities’ capacity. In addition, five wells will be drilled during the second half of 2017.

Neuquén YPF Concession

1 Aguada de Castro; 2 Aguada de la Arena; 3 Aguada Pichana; 4 Aguada Villanueva; 5 Al Norte de La Dorsal; 6 Al Sur de La Dorsal I; 7 Al Sur de La Dorsal II; 8 Al Sur de La Dorsal III; 9 Al Sur de La Dorsal IV; 10 Al Sur De La Dorsal V; 11 Al Sur De La Dorsal VI; 12 Al Sur de La Dorsal VII; 13 Anticlinal Campamento; 14 Bajada de Añelo; 15 Bajo Del Toro; 16 Bandurria Sur; 17 Cerro Arena; 18 Cerro Bandera; 19 Cerro Hamaca; 20 Cerro Las Minas; 21 Chasquivil; 22 Chihuido de La Salina Sur; 23 Chihuido de La Sierra Negra; 24 Dadin – Lote I; 25 Dadin – Lote II; 26 Dadin – Lote III; 27 Don Ruiz; 28 Dos Hermanas; 29 El Orejano; 30 El Portón; 31 El Santiagueño; 32 Filo Morado; 33 La Amarga Chica; 34 La Calera; 35 La Ribera I; 36 La Ribera II; 37 Las Manadas (Calandria Mora); 38 Las Tacanas; 39 Lindero Atravesado; 40 Loma Amarilla; 41 Loma Campana; 42 Loma Del Molle; 43 Loma La Lata—Sierra Barrosa; 44 Meseta Buena Esperanza; 45 Narambuena; 46 Octogono; 47 Ojo De Agua; 48 Pampa de Las Yeguas I; 49 Pampa de Las Yeguas II Norte; 50 Pampa de Las Yeguas II Sur; 51 Paso de Las Bardas Norte; 52 Puesto Hernandez; 53 Rincón Del Mangrullo; 54 Río Neuquén; 55 Salinas del Huitrin; 56 San Roque; 57 Señal Cerro Bayo; 58 Señal—Punta Barda; 59 Volcán Auca Mahuida.

•	Río Negro concession:

1. Estación Fernández Oro block

During 2016, continuing with the restarting of drilling activity in the area where new wells had not been added since 2008, several projects were completed that allowed for an increase in production, treatment and compression capabilities:

•	Enabling of a trunk line

•	Installation and commissioning of additional compression capacity

•	Installation and commissioning of an additional glycol tower

With respect to drilling activity, we completed 24 gas wells targeting the Lajas formation (22 development gas wells, and two step-out gas wells) with positive results for the development wells; however, the step-out wells have not yet been evaluated. On September 2016, we started to drill with a fourth rig.

The development of the gas field will continue during 2017, focusing on drilling activity. In addition, work in the first quarter of 2018 to increase the gas pipeline sales capacity has been planned, and an LTS (Low Temperature Separator) plant of 2 Mm3/d capacity will be installed.

2. Los Caldenes block:

During 2016, we completed three wells (two exploratory and one appraisal). We also performed one workover on an existing well. Wet gas was discovered and successfully tested, with the first gas sale scheduled for the second quarter of 2017. As a result of this activity, oil production in this block increased 54% from December 2015 to December 2016.

3. Señal Picada-Punta Barda block:

During 2016, we continued optimizing the existing water-flooding projects in the 50-year-old Señal Picada area. We completed 13 new wells, nine of which had results that met expectations, three of which performed under expectations and one of which is pending production. We also completed eight workovers, with results that met expectations. Oil production in the Señal Picada area decreased 6% in 2016 compared to 2015.

In the Punta Barda area, we continued with the appraisal campaign to expand the proved reserves area. Two wells were completed in the Loma Montosa formation. One of these wells was completed and successfully tested for oil. Six other wells were completed, three of which had results that met expectations and three of which performed under expectations, and seven workovers were performed in 2016, four of which had results that met expectations and three of which are waiting to be put into production. Oil production in the Punta Barda area increased 27% in 2016 compared to 2015,

Río Negro YPF Concession

3.2	Mendoza Region

During 2016, Mendoza Region production was 106 mboe/d, representing 18% of YPF’s total production.

•	Mendoza Norte concession:

During 2016, our activities were focused on the development of new areas and performing primary recovery and water-flooding in mature oilfields by workovers and drilling new wells. Key activities are described below:

1. Barrancas block:

The drilling activity during the last years focused in these three areas:

a.	Barrancas: During 2016, the development of the northwest area continued through the drilling of three development wells whose aim was to expand the new area discovered in 2014. The target is the Barrancas formation. The results were as expected and allowed us to extend the Field Development Plan, which provides for the drilling of 17 additional development wells between 2017 and 2019.

b.	Ugarteche: After ten years without drilling in this area, the perforation of two development wells in 2015 showed that there were still opportunities linked to the western portion. This new scenario allowed for the rejuvenation of the area through a redefinition of its Field Development Plan. As a result, four wells were drilled during 2016. The results have been successful, and it is expected that we will drill 20 additional wells over the next four years. This activity is related to the expansion of the mineralized area towards the south and southwest.

c.	Estructura Cruz de Piedra: Five development wells were drilled in 2016, two of which exceeded expectations and the other three of which were below expectations. The Field Development Plan also provides for the drilling of 11 wells within the next four years and contemplates the expansion of water-flooding to the western side of the field.

2. Mesa Verde block:

In 2014, exploration well MV.x-1 revealed the Río Blanco formation to be a productive horizon. The exploitation concession of this block was obtained during the second half of 2016. This allowed us to drill the appraisal well MV.a-3, which confirmed the expansion of the mineralized area. The opportunity includes the drilling of 38 development wells over the next five years.

3. La Ventana block:

We drilled five development wells in 2016 in La Ventana Central field. The results were slightly better than expected. The Field Development Plan provides for infill wells, re-entry wells and workover activity over the next few years. The goal is to optimize secondary recovery production. In addition, a successful appraisal well allowed us to expand development to the southern portion of the Vaca Muerta area. Finally, this block is included in regional studies to develop EOR (tertiary recovery), with the Barrancas formation as the target reservoir. The initial objective is to identify a formulation compatible with the reservoir temperature and salinity conditions. To this end, tests were performed at the IFP Laboratory. In addition, we plan to drill a single test well in 2017.

4. Vizcacheras block:

During 2012, a new geological model was built for this mature field using new seismic interpretation techniques. This new interpretation allowed us to drill more than 60 development wells to date. Four development wells were drilled in 2016 whose target was the Barrancas formation, with results below expectations. This block is included in regional studies to develop EOR (tertiary recovery), with the Barrancas formation as the target reservoir. The initial objective is to identify a formulation compatible with the reservoir temperature and salinity conditions. To this end, tests were performed at the IFP Laboratory. In addition, we plan to drill two single test wells in 2017. Finally, we drilled an appraisal well in the Cañada Dura field, with positive results allowing us to drill three development wells in this area.

5. Llancanelo block:

Twelve horizontal wells were drilled in 2016, involving two geological formations. The results were as expected for formation targets. This is one of our most important heavy oil development projects, which started in 2010. This production of heavy oil is in cold conditions.

6. Cerro Fortunoso block:

A water treatment plant was installed during 2015 to treat a maximum rate of 4,500 cm/d of injection water, which allowed us to expand the water-flooding development plan to the northeast area. A total of 13 wells (production and injectors) were drilled in 2016. The results were positive, and the response of the secondary recovery was also positive. To continue this plan, we expect to expand this water-flooding activity to the center-northeast area.

7. El Manzano block:

In 2016, one well drilled in 2015 from the Delineación Los Volcanes project was completed, with the objective of developing naturally fractured reservoirs. The well found the fissured zones, but these zones were located in water.

Mendoza Norte YPF Concession

•	Mendoza Sur YPF concession:

1. Chihuido de la Sierra Negra block

a.	Desfiladero Bayo area: 2016 began with a drop in production associated with water injection issues, due to the quality of water that affected secondary recovery production. A plan of action was implemented to improve water treatment facilities in order to guarantee water injection quality, and a new water treatment plant was built. Acid stimulation workovers were performed on the affected wells. Additionally, a water-flooding normalizing and optimization project is being implemented to improve vertical and aeral efficiency. In addition, eight production wells were drilled, with results under expectations. Additionally, a polymer injection pilot (EOR) was implemented in the Desfiladero Bayo field that includes well drilling, workovers and a polymer injection plant. Polymer injection in this pilot started in August 2016, and a surveillance plan is being carried out. In 2016, we also started a second polymer injection pilot in the Desfiladero Bayo field, where production and injector wells were drilled. In 2017, the objective is to define the baseline production associated with water injection and to start with the injection of polymers in 2018.

b.	Puesto Molina area: Four new production wells, ten new injector wells and several workovers were drilled in 2016, with results better than expected.

2. Chachahuén Sur block

Ninety three development wells and four appraisal wells were drilled in 2016, with the goal of developing the Rayoso formation. The field development plan objective is to expand the ongoing water-flooding optimization project.

3. Cañadón Amarillo block

Eight development wells in shallow formations (La Tosca and Chorreado) were drilled, all of which yielded positive results. The development project for deep reservoirs (Group Cuyo, Barda Negra formation and Tordillo formation) was temporarily suspended due to unsuccessful results.

4. Paso de las Bardas Norte block

One development well in tight gas formations (Lotena formation) was drilled in 2016. Its results were below expectations.

Mendoza Sur YPF Concession

3.3	Chubut-Tierra del Fuego Region

During 2016, Chubut-Tierra del Fuego Region production was 54 mboe/d, representing 9% of YPF’s total production.

•	Chubut concession:

1. Manantiales Behr block:

We drilled 51 wells in 2016 in three main oil fields, La Carolina, El Alba and Grimbeek, with positive results. Additionally, we completed 99 workovers, also with positive results.

The assisted recovery project in Grimbeek began in 2013 with a focus on standard water-flooding. The field was divided in three main areas (GbkII, GbkN and GbkNII). The project is currently in an advanced stage in GbkII with positive production results. Its peak oil production rate surpassed expectations.

During the first quarter of 2015, the polymer injection phase began, and convincing evidence of water decreases in the central well was recorded in 2016. This result enables us to move forward with planning the second phase of the pilot.

During 2016, we implemented the extension of this project in the area known as Grimbeek Norte (GbkN).

The short-term focus on the Manantiales Behr block is to extend water-flooding projects along the field (GbkN full area and GbkNII) in order to sustain production growth. Facilities developments to extend water-flooding projects, including in the La Carolina field, will continue in 2017.

The middle-term focus is to extend the polymer injection along the Grimbeek field and to implement the water-flooding project in the La Carolina field.

As a result of the activities described, the volume of oil production has remained at similar levels of production compared to 2015.

Gas production increased by 6.6% in 2016 compared to 2015, as a result of the development of the shallow target of low pressure and glauconitic formation.

2. El Trébol – Escalante block:

In this mature block, oil production decreased by 2.2% in 2016 compared to 2015, as a result of a decrease in the number of wells drilled in 2016 compared to 2015.

Wellhead gas production increased by 21.8% in 2016 compared to 2015, due to optimization of the gas exploitation of existing wells.

The deepest reservoirs related to structural and stratigraphic traps were also drilled with positive results. An integrated primary and secondary development strategy will be carried out to increase the recovery factor.

In the Escalante oil field, the drilling of appraisal wells for primary and secondary development projects, denominated G3, had promising results for production and important geographic expansion.

3. Zona Central – Cañadón Perdido block:

This block is located near the urban area of Comodoro Rivadavia. Oil production decreased by 13% in 2016 compared to 2015. During 2016, there was no well drilling due to legal issues relating to a claim from a group of neighbors of the city regarding the extension of the Bella Vista Sur drilling project.

4. Restinga Alí block:

Located on the coast between the urban area and the sea, development in this block was reactivated in 2013. The completion of the main infrastructure works allowed the optimization of oil production of the block, increasing oil production by 8.4% in 2016 compared to 2015.

Wellhead gas production increased 117% in 2016 compared to 2015, due to the production of the exploratory well completed at the end of 2015, and the optimization of the gas exploitation of existing wells.

Chubut YPF Concession

•	Tierra del Fuego concession:

During 2016, the drilling activity in Tierra del Fuego focused on gas in the Lago Fuego field, with one well in production with positive results.

The main objective was the exploitation of the Springhill formation and the exploration of the Tobífera series, which yielded positive results.

Other activities in the San Sebastian field were aimed at improving the production of gas through the installation of compressors and plugging of layers with high water production. These activities slowed the declining output in the field.

In the Uribe block, seismic data reprocessing and interpreting in 2016 will be applied to a review of Uribe’s exploratory prospects.

Tierra del Fuego YPF Concession

3.4	Santa Cruz Region

During 2016, Santa Cruz Region production was 81 mboe/d, representing 14% of YPF’s total production.

During 2016, we implemented 24 integral development projects across five major development areas in the province of Santa Cruz (Cañadon de la Escondida, El Guadal, Los Perales, Cañadon Yatel and Cañadon Seco), comprising a total portfolio of 42 projects. The main projects include the following reserve areas: Cañadón Escondida, Cerro Grande, Seco León, Los Perales, Cañadon Yatel and El Guadal, with 144 wells drilled (134 oil wells, five injectors and six advanced wells), 433 workovers and associated facilities.

The main objectives of these integral projects are:

¡	Comprehensively developing the areas through the drilling of new wells and deep formations with gas objectives.

¡	Recording 3D seismic data in the reserve areas of Cerro Piedra, Cerro Cuadrado and Cañadon de la Escondida.

¡	Acquiring the necessary information with electrical logs, rotated plugs and well testing.

¡	Increasing the recovery factor with new enhanced oil recovery projects.

¡	Increasing water injection to improve sweep efficiency.

¡	Extending horizontal and vertical limits with new appraisal and exploration wells. Drilling of new advanced wells in Los Perales and Las Mesetas.

¡	Providing development support through appropriate surface facilities.

We have drilled 144 wells with results exceeding expectations in the Cañadon Seco, Lomas del Cuy and Cañadon Yatel blocks; with results meeting expectations in the Los Perales and Barranca Baya blocks; and with results below expectations in the Cerro Piedra and Cerro Guadal Norte blocks, as we continue with the analysis of the geological formation.

We have done 433 workovers in the different blocks, focusing our strategy mainly on conversions and repairs of water injectors, which allow us to sustain our secondary production, resulting in the best production of the last four years at the end of 2016.

1. Cañadón Seco

During 2016, 39 wells were drilled (four outpost wells and one water injector) and 39 workovers, with positive results. The drilling activity was concentrated in the Mina El Carmen formation, and the D-129 geological formation continues to be delineated. From the point of view of improved recovery, the objective continues to center on the geological formation of Cañadón Seco. Several projects were executed, some of them still ongoing, in which injection is expanded horizontally as well as vertically, improving the efficiency in the production-injector wells relationship.

2. Barranca Baya

During 2016, 49 wells and 142 workovers were drilled, with results as expected. The primary activity was focused on the Cañadon Escondida 02 and Cañadon Escondida 10 projects. Reservoirs with depleted petrophysical properties and low pressure were found, and these blocks are being analyzed. We deepened the secondary recovery control, in addition to the integrity of the facilities, which allows us to obtain a better quality of the water that is injected into the formations. In addition, 3D seismic data covering 588 km2 was recorded in the eastern part of the area, which opens up great potential for the area.

3. Lomas del Cuy

During 2016, 21 wells (including one water injector) and 41 workovers were drilled. Of the two main blocks, the Lomas del Cuy block was where positive results were obtained, while the results in the El Guadal block were below expectations. Secondary recovery was concentrated in both blocks, implementing new projects and expanding existing projects.

We began to delineate, by drilling wells, in the Guadal Sur block with a target in Castillo and D-129 geological formations with positive results. The El Guadal 2 treatment plant was linked to the Los Perales area to transfer water to the projects in that area. In addition, we continued our improvements in water quality.

4. Los Perales – Las Mesetas

During 2016, six wells (including one outpost well) and 136 workovers were drilled, with results as expected. The primary activity was concentrated in the Las Mesetas block, in the deep horizons (Castillo and D-129 geological formations). The first phase of the project, which targeted greater data collection and strategy outlining to be carried out, was tested in different well-construction configurations, with a marked tendency towards cost reduction.

Secondary activity was present in all blocks, only in the Bajo Barreal geological formation. We have focused on maintaining the existing secondary and expanding projects from the vertical and aeral point of view, incorporating new layers and completing existing meshes. In addition, 3D seismic data covering 453 km2 was recorded, completing existing 3D.

5. Cañadón Yatel

During 2016, 19 wells (one outpost well) and 15 workovers were drilled with positive results. Drilling activity was concentrated at the Estancia Cholita reservoir. An oil reservoir under the gas cap of the D-129 formation began to be developed in the southern block. The electrification of the block began, which allows us to exploit the wells with greater reliability and minimize mechanical problems, and it will be continued in 2017. The secondary recovery is in the initial phase, with only five active injectors as of December 2016.

6. Cerro Piedra – Cerro Guadal Norte

During 2016, five wells and two workovers were drilled, with results below expectations. We continue to analyze the exploration strategy, adding the 3D seismic data that was recorded at the Cerro Piedra site, where previously only 2D seismic data was available. A total area of 607 km2 was covered.

Santa Cruz YPF Concession

4.	Non-Operated Areas - Development Activities:

During 2016, Non-Operated Areas Region production was 81 mboe/d, representing 14% of YPF’s total production.

1. El Tordillo and La Tapera-Puesto Quiroga blocks:

Beginning in January 2014, under an agreement with the province of Chubut related to the negotiation of an extension of YPF concessions there, we transferred 41% of our working interest in the joint venture, El Tordillo and La Tapera-Puesto Quiroga, to Petrominera Chubut S.E. As a result, our interest in the joint venture is 7.196%.

From April 2016 until April 2017, a stand-by agreement to maintain two drilling rigs and two workover rigs on hold was signed with the provincial government of Chubut, unions and suppliers due to the lower international price of crude oil. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

2. Magallanes block:

On November 17, 2014, we agreed to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes block. The objective of this agreement was to extend the rights and obligations of ENAP in the original joint venture agreement and confirm its role as operator, maintaining its 50% share until the end of the concession. On January 8, 2016, the Argentine government approved a concession extension through November 17, 2027. See “—Main Properties.”

During 2016, we continued to develop an incremental production project, known as the “PIAM-Magallanes Block Incremental Project.” This project aims to increase the production capacity of the area by approximately 1.6 mmcm/d of gas beginning in November 2017. During 2016, we signed an Engineering and Procurement Contract (EPC) to manage the engineering tasks. This project involves laying a marine pipeline and expanding compression capacity. The total estimated value of the project is approximately U.S.$315 million and completion is expected during the second half of 2017.

3. Aguada Pichana block:

This block is operated by Total S.A. We hold a 27.2% working interest in this block.

Tight gas projects: during 2016, we continued tight gas development in different areas of the block and 12 wells were drilled. Five of those wells and another three new production wells drilled in 2015 were put into production in 2016.

Of the wells put into production, two wells had better production than expected, five wells produced as expected and one was a dry hole.

4. Lindero Atravesado block:

This block is operated by Pan American Energy LLC. We hold a 37.5% working interest in this block.

During 2016, the drilling campaign consisted of 31 wells, all of which are in production. Additionally, the LOR-3 compression plant was constructed and started up in October 2016, which allowed for increased production.

5. Palmar Largo block:

This block was sold to High Luck Group Limited Sucursal Argentina, with an effective date of May 1, 2016. The production of this block was 0.04 mcm/d in 2015 and had proved reserves of 26.7 mcm as of December 31, 2015.

Properties and Exploration and Production Activities in Rest of the World

1.	Chile:

In 2016, YPF gained access to the second exploration period in the San Sebastián block. However, Wintershall and ENAP have formally decided not to enter into the second exploration period. The commitment related to this period includes the drilling of one exploratory well, which will be pursued by YPF in 2017.

The Marazzi/Lago Mercedes block has been relinquished.

2.	Colombia:

Blocks COR 12 and COR 33 are located in the Cordillera Oriental basin, which we operate pursuant to authorization by the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”). Our working interest is 60% in COR 12 and 55% in COR 33. The combined net acreage in these blocks is 700 km2. We and our partners informed the ANH of our decision to relinquish both blocks. As of the date of this annual report, the parties are in the process of formalizing and executing the final agreements for the relinquishment.

3.	Ecuador:

In October 2014, we signed a service contract with Petroamazonas, the national oil company of Ecuador, to optimize production in Yuralpa field. The 15-year agreement contemplates drilling of at least ten wells, using technologies for enhanced oil recovery and performing activities to increase oil production in this field, located in Block 21 in the Amazonian province of Napo.

During 2015, we opened an office in Quito and formed a project team, composed of 16 members. A geological and reservoir model of the Hollín reservoir was constructed, allowing us to design the field development strategy, and the first workover operation was performed on the YRCA-012 well.

In October 2015, Petroamazonas requested that we suspend operations and immediately start renegotiating terms and conditions of the contract noting the abrupt drop in crude oil prices.

As of the date of this annual report, we are still negotiating with Petroamazonas to cancel the contract related to our operations in Ecuador. We do not expect this to have a material adverse effect on our financial position.

Additional information on our current activities

The following table shows the number of wells in the process of being drilled as of December 31, 2016.

	As of December 31, 2016
Number of wells in the process of being drilled	Gross	Net
Argentina	74	54
Rest of South America	—	—
North America	—	—
Total	74	54

Downstream

During 2016, our Downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

The Downstream segment is organized into the following divisions:

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 boe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2016, our crude oil production, substantially all of which was destined to our refineries, represented approximately 85.7% of the total crude oil processed by our refineries, while in 2015 it was 82.8%. Through our stake in Refinor, we also own a 50% interest in a 26,100 boe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,
	2016	2015	2014
		(mmboe)
Throughput crude	107.4	109.1	106.0
Throughput feedstock	4.0	4.4	4.2
Throughput crude and feedstock	111.4	113.5	110.2
Production
Diesel	40.6	40.6	40.3
Motor gasoline	24.6	24.5	22.4
Petrochemical naphtha	7.6	7.0	6.5
Jet fuel	5.9	6.1	6.1
Base oils	1.0	1.1	1.4

	For the Year Ended December 31,
	2016	2015	2014
	(thousands of tons)
Fuel oil	1554	1878	1715
Coke	839	770	746
LPG	670	612	638
Asphalt	145	171	185

During 2016, our global refinery utilization reached 91.87%, compared to 93.6% in 2015, based on a nominal capacity of 319.5 mboe/d.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 bbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, two diesel hydrofinishing units, a gasoline hydrotreater, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline, and other chemical products for sale. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 km from the City of Buenos Aires. During 2016, the refinery processed approximately 165.5 mbbl/d. The capacity utilization rate at the La Plata refinery for 2016 was 87.6 % compared with 163.9 mbbl/d processed in 2015, with a utilization rate of 86.7%. The crude oil processed at the La Plata refinery, 89.9 % of which was YPF-produced in 2016, comes mainly from the Neuquina and San Jorge basins. Its crude oil supplies come from the Neuquina basin by pipeline and from the San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

A new Coke A facility that allowed for an increase in the conversion capacity was officially started up in September 2016, and the test run was made in October 2016. The capacity of the new unit is 1,160 bbl/h of fresh feed pumped from the bottoms of the Topping and Vacuum units, providing the refinery with an increase in crude processing capacity utilization of 23,800 bbl/d, representing an increase of almost 12% in the capacity utilization rate. The production of this facility is a component for the blend to be used in the generation of diesel, motor gasoline and coke.

The Luján de Cuyo refinery has a nominal capacity of 105,500 bbl/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit (FCCU), a platforming unit, a MTBE unit, an isomerization unit, an alkylation unit, an FCC naphtha splitter, a hydrocracking unit, an FCC naphtha hydrotreater unit and two gasoil hydrotreating units. During 2016, the refinery processed approximately 106.0 mbbl/d, with a capacity utilization rate of more than 100%. In 2015, the refinery processed 109.2 mbbl/d, with a capacity utilization rate of more than 100%.

Due to its location in the western province of Mendoza and its proximity to significant distribution terminals we own, the Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 77.8% of the crude oil processed at the Luján de Cuyo refinery in 2016 (and 77.8% of the crude oil processed in this refinery in 2015) was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén and Mendoza.

The Plaza Huincul refinery, located in the province of Neuquén, has an installed capacity of 25,000 bbl/d. During 2016, the refinery processed approximately 22.0 mbbl/d, with a capacity utilization rate of 88.1%, compared with 25.8 mbbl/d processed in 2015 with a capacity utilization rate of more than 100%. The lower capacity utilization during 2016 was due to planned maintenance shut-downs of the Topping and Platforming units from March to April.

The only products currently produced at the refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in La Plata for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. The crude supplies are mostly produced by us. In 2016, 1.8% of the refinery’s crude supplies were purchased from other companies, while in 2015, such purchases were 1.7% of the refinery’s crude supplies.

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

Logistics Division

Crude oil and products transportation and storage

We have available for our use a network of five major pipelines, two of which are wholly-owned by us. The crude oil transportation network includes nearly 2,700 km of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately 7 mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (boe/d)
Puesto Hernández	Luján de Cuyo refinery	100%	528		93,509
Puerto Rosales	La Plata refinery	100%	585		326,541
La Plata refinery	Dock Sud	100%	52		141,006
Brandsen	Campana	30%	168		120,700
Puesto Hernández/P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000

(1)	Includes two parallel pipelines of 513 km each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operates the Argentine portion of the pipeline, and an 18% interest in Oleoducto Transandino Chile S.A., which operates the Chilean portion of the pipeline.

We own two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo refinery (528 km), and the other connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (another 52 km). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cm, and two tanks in the city of Berisso, in the province of Buenos Aires, with 60,000 cm of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888-km pipeline network, its main pipeline being a double 513 km pipeline that connects the Neuquina basin and Puerto Rosales.

We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-km transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The book value of the assets related to this pipeline was reduced to their recovery value.

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cm, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cm. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cm, and of the crude oil pipeline that connects Brandsen (60,000 cm of storage capacity) to the Axion Energy Argentina S.R.L. (previously ESSO, a former subsidiary of ExxonMobil which was acquired by Bridas Corporation) refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km. We also own seventeen plants for the storage and distribution of refined products and seven LPG plants with an approximate aggregate capacity of 1,620,000 cm. Three of our storage and distribution plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of which are wholly-owned) with a capacity of 22,500 mcm, and we also own 28 trucks, 123 manual fuel dispensers and 17 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

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

Our logistics activities were recertified in 2015 under ISO 9001 and ISO 14001, and recertified in 2016 under OHSAS 18001. Additionally, in 2016, our land transport and light vehicle logistics activities were certified under ISO 39001:2012.

Trading Division

Our Trading Division sells refined products and crude oil to international customers and crude oil to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha, virgin naphtha and green coke.

This division exports to different countries, principally to North America and Asia, as well as to the other continents. Sales to international customers for 2016 and 2015 were Ps. 3,305 million and Ps. 2,387 million, respectively. In 2016, refined products accounted for 37% of total sales, up from 25% in 2015. In 2016, 59% of total sales corresponded to marine fuels, down from 73% in 2015. In 2016 and 2015, sales volumes to customers outside Argentina consisted of 2.4 mmbbl and 1.6 mmbbl of refined products, respectively, and 2.7 mmbbl and 3.3 mmbbl of marine fuels, respectively.

For the domestic market, sales of crude oil totaled Ps. 784 million, or 0.9 mmbbl, in 2016 and Ps. 712 million, or 1.1 mmbbl, in 2015. Sales of marine fuels totaled Ps. 1,652 million, or 1.3 mmbbl, in 2016 and Ps. 1,516 million, or 1.4 mmbbl in 2015.

In addition, imports of high and low sulfur diesel, gasoline, AVGAS and JP1 in 2016 totaled 5.6 mmbbl, a decrease of 35% compared with 8.6 mmbbl in 2015. Imports of fertilizers, agrochemicals and paraffins totaled 0.2 million tons in 2016, an increase of 129% compared with 0.1 million tons in 2015. North America was the principal origin of these imports.

Marketing Division

Our Marketing Division supplies gasoline, diesel, LPG and other petroleum products throughout Argentina and other countries in the region. We supply several industries, including retail, transport and agriculture.

During 2016, YPF maintained its leading position in Argentina, reaching a market share of 55.6% for liquefied fuels.

YPF sells two types of gasoline: Infinia, a premium 98 octane gasoline, and Super, a regular 95 octane gasoline.

Our market share of Infinia and Super gasolines, according to our estimates, was 60.7% and 52.8%, respectively, as of December 31, 2016, compared with 62.0% and 55.1%, respectively, as of December 31, 2015. Our sales volume for Infinia was 1,477 mcm in 2016 (1.1% higher than in 2015) and 3,274 mcm for Super in 2016 (3.5% less than in 2015).

With respect to diesel, according to our own estimates, our market share was 56.1% as of December 31, 2016, compared to 58.5% as of December 31, 2015. Along with Infinia diesel (10 ppm), for which sales volume was 1,372 mcm in 2016 compared to 1,271 mcm in 2015, our diesel (500 and 1500 ppm) reached a sales volume of 6,239 mcm compared to 6,688 mcm in 2015. Finally, market penetration for Infinia diesel reached 18% of total diesel sales volumes, up from 16% in 2015.

During 2016, the competition was fiercer in the domestic Argentine market than in previous years. Our competitors implemented the following aggressive marketing activities:

•	opening several new gas station and improving existing ones;

•	reducing the gap between their prices and ours;

•	launching various promotions, discounts with financial entities, fidelity programs and sports sponsorships.

We expect that this market behavior will continue, challenging us to respond with effective marketing and promotional tools.

YPF responded to the market with regionalized promotions customized according to the needs of each location. We also applied a discount promotion through the Serviclub program, which allowed us to improve sales of Infinia gasoline and increase the number of active members of the program. The Serviclub fidelity program reached more than 1.5 million members in 2016 (36% higher than 2015). The marketing and communications activities carried out during 2016 resulted in an improvement in our products’ image. Results from the polls carried out in 2015 and 2016 showed an increase of 8% of perceived quality in service stations (81% from August to December 2015 in a telephone poll and 89% from July to September 2016 in an online poll).

In November 2016, YPF launched Infinia diesel, a new premium diesel with a new formulation. The release plan involved an ambitious campaign in mass media and at sales points, and strong internal training of our salesforce. The launch of this product is aligned with the projected migration of heavy duty vehicles fleets to Euro 5 and 6 technology (regulatory command) in the coming years and, to a lesser extent, to capture particular premium customers. The product was received positively by light duty vehicle customers, as we increased the sales mix of Infinia Diesel by 2.2% compared to total diesel sales in the service stations sales (from 31.5% in October 2016 to 33.7% in December 2016). YPF markets lubricants through three segments of the domestic market: retail, agriculture and industry. Our three manufacturing facilities, part of the La Plata industrial complex, include lubricant, asphalt and paraffin production lines. Our line of automotive lubricants, including mono-grade, multi-grade and oil, has received approval and recommendations from leading global automotive and engine manufacturers, including Ford, Volkswagen, Renault, Audi, Deutz, Cummins, Volvo, MAN Truck, GM, Porsche, Scania, Detroit Diesel and Caterpillar.

We are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and foreign markets. We obtain LPG from our fractioning plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants used in the aerosols manufacturing processes.

YPF also markets lubricants in Brazil and Chile, where we have subsidiary companies. Additionally, through a network of exclusive resellers, we market lubricants in three bordering countries (Uruguay, Paraguay and Bolivia).

The Domestic Marketing Division includes five main segments: Retail, Agriculture, Industry, Lubricants and Specialties and LPG.

a) Retail Division

As of December 31, 2016, the Retail Division’s sales network in Argentina consisted of 1,547 retail service stations, compared to 1,538 as of December 31, 2015. Of these, 112 are owned by YPF. The remaining 1,435 service stations are associated service stations. OPESSA, our wholly-owned subsidiary, actively operates 173 retail service stations, of which 90 are owned by YPF, 26 are leased to the Automóvil Club Argentino and 57 are leased to independent owners. Additionally, YPF owns 50% of Refinor, a company operating 66 service stations.

According to our estimates, as of December 31, 2016, we were the main fuel retailer in Argentina, with 35.9% of the country’s gasoline service stations, followed by Shell, Axion, Petrobras and Oil with 14.2%, 11.3%, 6.2% and 6.1%, respectively. During 2016, our market share in diesel and gasoline, marketed in all segments, decreased from 58.0% to 55.6%, from December 31, 2015 to December 31, 2016. This was due to increased market competition stemming primarily from an increase in the number of service stations of our competitors and a smaller gap between our competitors’ prices and YPF’s during 2016.

The “Red XXI” program, released in October 1997, has significantly improved operational efficiency in service stations. This program provides performance data for each active and on-line station, connecting most of our network. As of December 31, 2016, 1,294 service stations were linked to the Red XXI network system.

Our convenience stores, YPF Full and YPF Full Express, are present in 428 and 101 points of sale, respectively, as of December 31, 2016. Additionally, a modern oil change service shop called YPF Boxes is present in 270 service stations across the country.

In November 2016, we launched Infinia diesel, a fuel compatible with the most modern and demanding technologies of diesel engines and with low sulfur content. Infinia diesel combines the technologies of TDM® (Metallic Deactivation Technology), which helps fuel stability and maintains its purity. In addition, it protects and gives a longer life to the engines and optimizes the operation of the injectors and the entire fuel circuit.

We also revamped our YPF Full convenience stores in order to make them more sustainable, technological and health-focused. Specific locations were designated for both health and sports products, which provide new experiences to customers and continue our focus on healthy living and eating. They will have wireless internet connections, as well as places where customers can recharge their devices in a comfortable and relaxed environment.

During 2016, we implemented Conexion, a retail project that accompanies our strategy of focusing on building a customer-surpassing experience. The program was implemented in all OPESSA-operated service stations in 2016. Tests have begun in the rest of the service station network and are expected to continue during 2017.

Conexion works on three fundamental pillars: customer experience, productivity and commitment. These three fundamentals encompass the same objective: to strengthen the competencies of the team, optimize operational management and, most importantly, reframe the relationship with the customer in our service stations.

This project focuses on using customer service and agility to promote a new experience for our customers. Faced with a competitive market and customers with new expectations, we strive to develop good practices that generate a difference in the customer experience as well as in the operational results of our service stations.

b) Agriculture Division

The Agriculture Division provides diesel, fertilizers, lubricants, phytosanitaries, and ensiling bags, among other products, directly or through a network of 105 sale points with exclusive commercial areas (two of the nine owned by YPF were relocated during 2016 to higher potential areas), offering an extensive portfolio of products and services to agricultural producers, including agricultural advice, and delivery and application of products at the consumption site, under a unified brand image. During 2016, YPF launched several new products (mainly phytosanitaries, fertilizers, biologic fertilizers and seeds), under the YPF brand or through distribution agreements with leading local and international suppliers. YPF developed crop financing with several instruments such as credit cards with local banks. YPF is the only domestic Argentine oil company that accepts different types of grains as payment (canje), mainly soybean, but also corn, rapeseed, rice, wheat, sorghum, soyflower and barley, some of which is processed by third-party companies to obtain soy oil, meal and other sub-products that we generally export. Some of the soybean oil is processed into fatty acid methyl esters (“FAME”) (a natural product added to commercial grade diesel), which partially covers YPF’s refinery needs. Although this activity was negatively impacted by the change in related prices of YPF products and grains in 2016 after the Argentine government’s decision to reduce exports taxes on grains and derivatives, we received approximately 1.17 million tons of grains (a 13% decrease compared to 1.35 million tons in 2015), primarily soybeans, that positions YPF among the top five exchangers in Argentina. During 2016, revenue from these exports represented U.S.$ 340 million, a 14.5% decrease compared with 2015.

c) Industry Division

This division supplies the entire national industry and transportation (ground and air) sectors, which require a broad portfolio of products and services that meet the needs of the customers. The division develops specific solutions for the mining, oil & gas, aviation, transport, infrastructure and construction sectors. We supply products such as fuels (diesel, gasoline, fuel oil, Jet A-1), lubricants, coal, asphalts, paraffin and derivatives (sulfur, CO2, decanted oil, aromatic extract), either directly from our refineries to the point of consumption (more than 5,000 direct customers) through our own ground and waterway network, or through a network of 11 industrial distributors with national coverage.

Our mission is to promote efficiency in the value chains of the industries we serve through energy solutions, supplies and services. Accordingly, our strategy is based on close relationships with our clients and the development of innovative solutions focused on creating value for YPF and the region’s industries.

d) Lubricants and Specialties Division

During 2016, our lubricants and complementary products sales in the domestic market amounted to almost 118.3 mcm (a decrease of 7% compared to 2015). Exports also decreased 6% from 17.2 mcm in 2015 to 16.1 mcm in 2016. In 2016, sales of asphalts decreased 11% and paraffin decreased 16% compared to 2015.

We export to our wholly-owned companies in the main markets of Brazil and Chile. Sales volumes decreased 64% in Brazil, due to growth in local Brazilian production, and increased 10% in Chile, due to a decrease in local Chilean production compared to 2015. In both countries, we produce lubricants locally. We also export through our distribution network in Bolivia, Uruguay and Paraguay, in which sales volumes decreased 2% compared to 2015. This decrease was primarily due to a decline in activity in those three countries. Our Lubricants and Specialties Division has followed a strategy of differentiation, allowing it to achieve and maintain a leading position in the Argentine market. Our market share as of December 31, 2016 was 38.1% (a decrease of 1% compared to 2015) according to information provided by the Argentine Secretariat of Energy. As indicated above, our line of automotive lubricants has received approvals and recommendations from leading global automotive and engine manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, sales of the high-end light and heavy products, under the Elaion and Extravida brand names, were 42.2 mcm in 2016, compared to 43.7 mcm in 2015.

The Elaion brand reached sales volumes of 14.0 mcm in 2016, a decrease of 4% compared to 14.6 mcm in 2015. The Extravida brand reached sales volumes of 28.2 mcm, a decrease of 3% compared to 29.1 mcm in 2015.

The Lubricants and Specialties Division has had an integrated management system since 1995. This division currently holds the following certifications: ISO 9001:2008, ISO 14001:2004, OSHAS 18001:2007, and ISO/TS 16949-Third edition.

e) LPG Division

Through our LPG Division, we sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG Division does not directly supply the retail market. It is supplied by YPF Gas S.A., which is our affiliate. During 2016, we sold approximately 50% of our LPG production to YPF Gas S.A. for the domestic market.

We are the largest LPG producer in Argentina, with sales in 2016 reaching approximately 574 mtn, compared with 559 mtn in 2015. Of this, approximately 410 mtn were sold in the domestic market, compared to 378 mtn in 2015. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2016 reached approximately 165 mtn, compared to 181 mtn in 2015. The main destinations were Chile, Paraguay and Bolivia. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

Total sales of LPG, excluding LPG used as petrochemical feedstock, were Ps. 2,096 million and Ps. 1,415 million in 2016 and 2015, respectively.

The LPG Division obtains LPG from natural gas processing plants and from our refineries and petrochemical plants. We produced 487 mtn of LPG in 2016, not including LPG destined for petrochemical usage, and purchased LPG from third parties, as detailed in the table below:

Purchase (mtn) 2016
LPG from Natural Gas Processing Plants(1)
General Cerri	2.0
El Portón	105.6
San Sebastián	0
Total Upstream	107.6

LPG from Refineries and Petrochemical Plants
La Plata refinery	200.8
Luján de Cuyo refinery	142.0
CIE	36.2
Total refineries and petrochemical plants(2)	379.0

LPG purchased from joint ventures(3)	30.1

LPG purchased from unrelated parties	72.8

Total	589.5

(1)	The San Sebastian plant is a joint venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor. We also have a 50% interest in Refinor, which produced 210,4 mtn of LPG in 2016.

Chemicals Division

Petrochemicals are produced at our petrochemical facilities in Ensenada and Plaza Huincul. Additionally, we also own a 50% interest in Profertil, a company that has a petrochemical complex in Bahía Blanca, as discussed below.

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

Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemical and the Upstream divisions.

During 2016, considering the increase in demand for methanol for biodiesel production from the domestic market and exports to the United States, which exceeded the production capacity of the Plaza Huincul plant, we imported 30,895 tons of the product to satisfy the demand of the domestic market.

Raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2016 and 2015, 80% and 72%, respectively, of our petrochemicals sales (including propylene), were made in the domestic market, while we export to Mercosur countries, the rest of Latin America, Europe and the United States.

We also participate in the fertilizer business, directly and through Profertil, a 50%-owned subsidiary. Profertil is a joint venture with Agrium, a worldwide leader in fertilizers, which initiated operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.3 million tons of urea and 750,000 tons of ammonia per year. In addition, Profertil markets other nutrients and special blends of prepared land to optimize soil performance.

The CIE was certified under ISO 9001 in 1996 and recertified in 2013 (2008 version). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified in 2014 (2008 version). The plant was also certified under OHSAS 18001 in 2005 and recertified in 2014. Since 2008, the plant verified the inventory of CO2 emissions under ISO 14064: 1 and, in 2011, inventories of CH4 and N2O emissions were verified as well. The CIE laboratory was certified under ISO 17025, in 2005 and recertified in 2013.

The CIE has recently attained ISO 50001 certification (2011 version) in November 2015, covering the following processes: production of complex aromatics, olefins, maleic, polybutenes and the energy generation facilities that operate within the La Plata petrochemical complex.

The methanol plant was certified under ISO 9001 in December 2001 and recently recertified with ISO 9001 (2015 version) in July 2016. The methanol plant was also certified under ISO 14001 in July 1998 together with the Plaza Huincul refinery, and recertified in July 2016 with ISO 14001:2015. In addition, the plant was also certified under OHSAS 18001 in December 2008, and the last date of recertification was August 2014.

The certification of our petrochemical business covers the following processes:

•	refining process of crude oil and production of gas and liquid fuels, base stocks for lubricants and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lubricants, aromatics, olefins PIB / Maleic and LAB / LAS, methanol production and storage.

•	management and development of our petrochemical business, planning and economic and commercial control, marketing and post-sale service of petrochemical products.

Gas and Power

During 2016, our Gas and Power activities included: (i) the commercialization and distribution of natural gas to third parties; (ii) the technical operation of LNG regasification in Bahía Blanca and Escobar terminals, through the contracting of two regasification vessels; and (iii) the generation of both conventional thermal electricity and renewable energy projects.

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2016, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2016, we were contractually committed to deliver 8,626 mmcm (or 305 bcf) of natural gas in the future, (without considering interruptible export supply contracts) of which approximately 5,023 mmcm (or 177 bcf) will have to be delivered from 2017 through 2019. According to our estimates as of December 31, 2016, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and domestic natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. During 2016, no charges to income were recorded in connection with such commitments; however, Ps. 31 million and Ps. 52 million have been recorded in 2015 and 2014, respectively, in connection with our contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, compelling us to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). On January 5, 2012, the Official Gazette published S.E. Resolution No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria. On February 17, 2012, we filed a motion for reconsideration of S.E. Resolution No. 172 with the Argentine Secretariat of Energy.

As a consequence of such agreement, YPF has not entered into any medium-term firm contractual commitment to supply natural gas to distribution companies. The purpose of Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2016, supply requirements under Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, the National Gas Regulatory Authority (“ENARGAS”) issued Resolution No. 1410/2010, which approved the “Procedure for Applications, Confirmations and Control of Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers.

In addition, on June 1, 2016, MINEM published Resolution No. 89/2016, which:

•	Requires ENARGAS to develop a procedure to amend and supplement ENARGAS Resolutions No. 716/1998 and 1410/2010 and establish daily operating conditions of the Transportation and Distribution Systems.

•	Establishes the volumes that distributors may request in order to satisfy priority demand and, if there has been a contract with a producer to fulfill such request, reduces the contracted volume requirement in accordance with the framework provided by Resolution No. 1,410/2010.

•	Pursuant to this resolution, on June 5, 2016 ENARGAS Resolution No. I/3833 was issued, which establishes the “Supplementary Procedure for Gas Requests, Confirmations and Control.”

See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sale agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings.”

Natural gas supply contracts

The Argentine government has established regulations for both the international and domestic natural gas markets, which have affected the ability of producers in Argentina to export natural gas. Our principal supply contracts are briefly described below.

We were committed to supplying a daily quantity of 125 mmcf/d (or 3.5 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three original agreements entered into on January 5, 1995, March 11, 1997 and November 13, 2001, which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries have been interrupted since 2007. In connection with these contracts, the Company signed three new agreements with Methanex through which YPF eliminated all contractual obligations and past and future potential claims related to the original agreements through 2018. The first agreement was signed in 2011, through which YPF committed to investments in E&P. The second one was signed in 2012, through which YPF committed to temporarily exporting gas to Chile and importing methanol as the final product (“Gas Tolling Agreement”), receiving the approval from the Argentine government. A new Gas Tolling Agreement was signed in December 2016, through which YPF committed to supplying a total volume of 4 bcf (115 mmcm) of gas to Methanex through April 2018. This last agreement was signed by YPF and Methanex and presented for approval of the Argentine government to temporarily export gas and import methanol.

We are currently engaged in a 15-year contract signed in 2003 with Gas Valpo, a natural gas distributor, to supply 35 mmcf/d (or 1 mmcm/d) through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (or 10 mmcf/d) (designed capacity with compression plants). This contract has been modified to an interruptible contract.

We have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d (or 2.63 mmcm/d) of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d or 9 mmcm/d) connecting Loma La Lata in Neuquén, Argentina with Chile. The contract was modified to reduce its deliver or pay obligation, not to exceed an annual quantity of 20 mmcm with a daily basis of 7.1 mmcf/d (or 0.2 mmcm/d). The natural gas supply contracts with thermal power plants in Chile (Colbun, Edelnor, Electroandina, Nopel and Endesa) were completed in 2016.

With respect to Brazil, we entered into a 20-year supply contract in 2000 to provide 99 mmcf/d (or 2.8 mmcm/d) of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (“AESU”) through a pipeline linking Aldea Brasilera, Argentina, to Uruguaiana, Brazil (with a capacity of 560 mmcf/d or 15.8 mmcm/d). In May 2009, AESU notified us of the termination of the contract. On December 30, 2016, AESU, SULGAS and YPF reached a settlement agreement by which they have terminated all reciprocal claims and judicial actions except for YPF’s annulment actions against the arbitral decisions. On January 6, 2017, YPF’s Board of Directors approved the settlement agreement executed on January 10, 2017 “Item 8. Financial Information—Legal Proceedings.”

Because of certain regulations implemented by the Argentine government, we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position. See “—The Argentine natural gas market” and “Item 8. Financial Information—Legal Proceedings.” As a result of actions taken by the Argentine government, through measures described in greater detail under “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas,” during recent years we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina totaled approximately 1,762 bcf (or 49.89 bcm) in 2016. We estimate that the number of users connected to distribution systems throughout Argentina was approximately 8.6 million as of October 31, 2016.

In 2016, we sold approximately 38% of our natural gas to local residential distribution companies, approximately 5.8% to compressed natural gas end users, approximately 49.1% to industrial users (including our affiliates, Mega and Profertil) and power plants and 7.1% to YPF downstream operations. Sales were affected by increased consumption by residential consumers during winter months (June to August). During 2016, approximately 85.5% of our natural gas sales were produced in the Neuquina basin. In 2016, our domestic natural gas sales volumes were approximately equal to 2015.

During the past few years, the Argentine government has taken a number of steps aimed to satisfy domestic natural gas demand, including pricing, export regulations, higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine producers, affecting natural gas production and exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts.” Argentine producers such as YPF complied with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. Resolutions adopted by the Argentine government provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The Argentine government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the Argentine government began issuing injection orders to us under Resolution No. 659. Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. On January 8, 2017, Law No. 26,732, which establishes export duties on hydrocarbon exports, ceased to be in force. As a result, export duties are no longer imposed on natural gas exports.

See “—Legal and Regulatory Framework and Relationship with the Argentine Government” for additional information on these and other related regulations.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina (approximately 76.7% as of December 31, 2016) are situated in the Neuquina basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand, but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements.

YPF has provided regasification services to ENARSA since May 2008. In 2011, YPF executed an extension to the charter party agreement and a regasification services agreement with Excelerate Energy to provide and operate a 151,000 cm (or 533,25 cf) regasification vessel moored at the Bahía Blanca port facilities, which allows for the supply of up to 17 mmcm/d of natural gas (or 600.34 mmcf/d). In December 2013, 22 months before the expiration as established in this charter party agreement, the first automatic extension of 36 additional months was executed, with an application date as of November 1, 2015; therefore, the expiration date of the agreement has been extended to October 2018.

Since the beginning of its operations, the regasification vessel has converted 19.64 bcm (or 693.48 bcf) of LNG into natural gas, which has been injected into a pipeline which feeds the Argentine national network. Most of this volume was supplied during the peak winter demand period. In 2016, natural gas injected into the network amounted to approximately 2.25 bcm (or 79.46 bcf).

YPF is the operator of UTE Escobar (a joint venture formed by YPF and ENARSA), which operates an LNG Regasification Terminal (“LNG Escobar”) located in the km 74.5 of the Paraná River. The LNG Escobar terminal has a floating storage and regasification unit permanently moored at the new port facilities, for which UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151,000 cm (or 533,252 cf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 17 mmcm/d (or 600 mmcf/d) of natural gas.

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

Other investments and activities

NGLs

We participated in the development of our affiliate Mega to increase its ability to separate liquid petroleum products from natural gas. Through the fractionation of gas liquids, Mega increased production at the Loma La Lata gas field by approximately 5.0 mmcm/d (or 176.5 mmcf/d) in 2001 with our assistance.

We own 38% of Mega, while Petrobras and Dow Chemical have stakes of 34% and 28%, respectively.

Mega operates:

•	A separation plant, which is located in the Loma La Lata field, in the province of Neuquén.

•	An NGL fractionation plant, which produces ethane, propane, butane and natural gasoline and is located in the city of Bahía Blanca in the province of Buenos Aires.

•	A pipeline that links both plants and that transports NGLs.

•	Transportation, storage and port facilities in close proximity to the fractionation plant.

Mega’s maximum annual production capacity is 1.62 million tons of natural gasoline, LPG and ethane. YPF is Mega’s only supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of PBBPolisur S.A. (“PBB”), owned by Dow Chemical Company, and is also exported by tanker to Petrobras’ facilities in Brazil.

Pursuant to Decree No. 2067/08 and Resolutions No. 1982/2011 and 1991/2011 of ENARGAS, since December 1, 2011, Mega had been required to pay, on a monthly basis, a fee of Ps. 0.405 per cubic meter of natural gas it purchases. This requirement has a significant impact on the operations of Mega and has been challenged in the Argentine federal courts. On October 27, 2015, the Argentine Supreme Court (“CSJN”) ruled on the legal proceedings filed by Mega covering the period up to the issuance of Law No. 26,784 (November 13, 2012). It ruled that Decree 2067/08 was unconstitutional and did not apply to Mega.

In addition, on February 25, 2013, Mega filed another action requesting that the federal courts declare the unconstitutionality of Articles 53 and 54 of Law No. 26,784, which included within the provisions of Law No. 26,095 the fee created by Decree No. 2067/08 and ENARGAS regulations, which, as of the date hereof, has not been ruled on by the first instance judge.

Finally, on April 1, 2016, MINEM issued Resolution No. 28, which provided for the suspension of the application of the fee created by Decree No. 2067/08 and related ENARGAS regulations effective as of the date of issuance.

Electricity market—generation

The Argentine Electricity Market

Argentina’s energy demand was 0.7% higher in 2016 than 2015 according to Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”). Domestic consumption increased 0.6% and exports increased more than 500% (529 Gwh) during 2016.

In order to satisfy this energy demand, Argentina’s overall power generation was 0.7% higher in 2016 than 2015 according to CAMMESA. In 2016, 65% of Argentina’s power generation came from thermal power plants, 26% from hydroelectric power plants, 6% from nuclear power plants, 1% from renewable energy sources and 1% from spot imports from Uruguay and Paraguay (1470 Gwh). Those spot imports were used to satisfy peak demand hours without capacity reserves.

Peak capacity demand reached its maximum in February 2016 (25,380 Mw), leaving the electrical system without capacity reserve to satisfy that demand. Therefore, the Argentine Secretariat of Energy decided to invite the energy market to participate in two tender processes to add new power capacity to the system (Resolution No. 21/2016 and MINEM Resolution No. 136/2016).

Thermal power plants consumed 2,380,027 cm of diesel oil, a 6.4% increase compared to 2015, 2.65 million tons of fuel oil, a 14.1% decrease compared to 2015, and 15.7 billion cm of natural gas, an 8.6% increase compared to 2015.

The average electricity price was Ps. 1016.3/MWh, a 63% increase compared to 2015, while the annual average marginal cost of production was Ps. 2069.7/MWh, also a 63% increase compared to 2015.

In 2013, Resolution No. 95/2013 of the Secretariat of Energy changed the procedures and increased rates of remuneration that power generation plants receive, giving incentives to increase power plant reliability. In 2014, this rule was updated with Resolution No. 529/14 of the Secretariat of Energy, increasing the remuneration to be received by 75%. In 2015, the same rule was updated with Resolution No. 482/15 of the Secretariat of Energy, increasing the remuneration to be received by 25% and adding some new concepts. Finally, in 2016, the same rule was updated with Resolution No. 22/2016 of the Secretariat of Energy, increasing the remuneration to be received by old generation plants by 46%.

Resolution No. 420/2016 of the Secretariat of Electric Power, dated November 16, 2016, invited all interested parties to develop infrastructure projects that may contribute to cost reduction in the MEM by filing intent letters by December 9, 2016 (subsequently amended by Resolution No. 455/2016 to January 13, 2017). Projects

could include the following: a) combining cycles with new technology; b) combining existing generation units; c) new thermoelectric generators with cost effective locations or logistics, or that could utilize generated heat for other purposes; d) alternative fuel supply infrastructures; or e) pipes and/or any other technical alternative that could minimize the costs associated with electricity generation.

YPF in Power Generation

We participate in three power generation plants with an aggregate installed capacity of 1,622 MW:

•	a 100% interest in Central Térmica Tucumán (410 MW combined cycle) through YPF Energía Eléctrica S.A (“YPF EE”), in which we have a 100% interest;

•	a 100% interest in Central Térmica San Miguel de Tucumán (370 MW combined cycle) through YPF EE, in which we have 100% interest; and

•	a 40% interest in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines), directly and through Inversora Dock Sud S.A., in which we have a 42.86% interest.

On August 1, 2013, as a result of the spinoff of the assets of PlusPetrol Energy S.A., YPF EE was created to continue the power generation operations and businesses of Central Térmica Tucumán and Central Térmica San Miguel de Tucumán.

In 2016, YPF EE generated 5,383.9 GWh with its two combined cycle plants. Central Térmica Tucuman’s production was 3,253.2 GWh, and Central Térmica San Miguel de Tucumán’s production was 2,330.7 Gwh. Additionally, Central Dock Sud generated 5,025.75 GWh. The energy produced by YPF EE and Central Dock Sud (10,409.65 GWh in total) represented 7.5% of Argentina’s electricity generation in 2016.

Energy produced by both combined cycle plants in Tucumán was 5.8% higher in 2016 compared to 2015, despite major overhauls on unit SMTUTG02 at Central Térmica San Miguel de Tucumán in October 2016 and November 2016.

In August 2013, after taking over the power plants, YPF EE accepted Resolution No. 95/2013 issued by the Secretariat of Energy, which allowed the company to increase rates of remuneration it received for spot electricity sales.

Energy produced by Central Dock Sud in 2016 increased by 32% compared to 2015 because of a major overhaul and a serious failure in the electrical connection during 2015.

Additionally, we own assets that are part of Filo Morado Partnership, which has an installed capacity of 63 MW. However the relevant facilities have not been in operation since November 2008.

In addition to YPF EE, we also own and operate power plants supplied with natural gas produced by us, which produce power to supply our upstream and downstream activities:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	Plaza Huincul power plant (40 MW).

During 2016, YPF EE developed the engineering, procurement and construction (“EPC”) of an important new thermal power generation plant, Central Térmica Loma Campana, which is located in Añelo, Neuquén. This additional generation plant is designed with the objective of supplying YPF’s internal energy demand all over the country.

As a consequence of Law No. 27191 relating to renewable energy, YPF EE has commenced construction of its renewable generation project, Manantiales Behr Wind Farm, near Comodoro Rivadavia in the Chubut province, in order to supply the percentage of YPF total demand with clean generation that will be required by the law in 2018.

Within the framework of MINEM Resolution No. 21/2016, YPF EE, together with a subsidiary of General Electric, decided to engage in two projects for the development and operation of two power plants, both through special purpose vehicles under common control with the shareholders.

One project consists of a new 105 MW thermal power plant located at Loma Campana in Neuquén province, Argentina. The project has succeeded in obtaining a purchase price agreement at the second round of the power capacity auction established through S.E. Resolution No. 21/2016 and the reference terms issued by CAMMESA. The commercial operating date is estimated to be November 30, 2017.

The second project consists of a new 261 MW thermal power plant located at El Bracho in Tucumán province, Argentina. The project has succeeded in obtaining a purchase price agreement at the first round of the power capacity auction established through S.E. Resolution No. 21/2016 and the reference terms issued by CAMMESA. The commercial operating date is estimated to be January 31, 2018.

Both projects involve an aggregate investment of U.S.$270 million, and the total shareholders’ contribution is estimated to be U.S.$75 million (approximately U.S.$50 million payable by YPF EE), with the remainder of the investment amount financed by financial institutions.

Natural gas distribution

We currently hold a 70% stake in Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2016, Metrogas distributed approximately 19.3 mmcm (or 681.0 mmcf) of natural gas per day to 2.4 million customers in comparison to approximately 19.5 mmcm (or 688.6 mmcf) of natural gas per day to 2.3 million customers in 2015. During May 2013, we, through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”), gained 100% ownership of Gas Argentino S.A. (“GASA”), the controlling company of Metrogas, by acquiring shares representing the remaining 54.7% interest in GASA not already owned by us. In 2016, GASA and YPF Inversora Energética were both merged into us and dissolved without liquidation.

Additionally, on December 28, 2016, YPF received a copy of a letter sent to Metrogas from the National Gas Regulatory Authority (Ente Nacional Regulador del Gas), requesting that the shareholder structure of Metrogas be adapted to the term established in the Emergency Law (Ley de Emergencia) No. 25,561 and be in compliance with Article 34 of Law No. 24,076. YPF indirectly acquired a 70% participating interest in Metrogas, in a transaction that was authorized by ENARGAS Resolution No. I/2566 dated April 19, 2013, as reported on May 3, 2013 and, after the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., became the equity holder of 70% of the shares of Metrogas.

In addition to complying with current regulations in this area and having all the necessary governmental authorizations, YPF will analyze the background of the aforementioned requirement and, based on this, will take the necessary actions to defend its interests and those of its shareholders.

Metrogas debt reorganization

Given the adverse business conditions, Metrogas decided to file a voluntary reorganization petition in June 2010.

On September 9, 2013, Metrogas made a formal presentation in connection with the reorganization proceedings, requesting that the court formally declare the completion of the proceedings.

On November 18, 2013, Metrogas received a notice from the National Commercial Court of First Instance No. 26 that sets forth the court’s decision to terminate the reorganization proceedings.

Metrogas tariff issues

In January 2002, pursuant to the Public Emergency Law, the tariffs that Metrogas charges to its customers were converted from their original dollar values to pesos at a rate of Ps.1.00 to U.S.$1.00. Thus, the company’s tariffs were effectively frozen since indexation of any kind is not permitted under the Public Emergency Law.

The Public Emergency Law also provides that the Argentine government should renegotiate public utility services agreements affected by the change to Argentine peso prices.

The Public Emergency Law, which was originally scheduled to expire in December 2003, has been extended until December 31, 2017. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

Metrogas and the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) signed a temporary agreement in September 2008. In November 2012, ENARGAS published Resolution No. 2,407/12 that authorizes Metrogas, following the terms of the temporary agreement discussed above, to apply a fixed amount in each customer’s bill, differentiating by type of customer according to the terms of the resolution and following the application of the methodology to be determined by the regulating agency.

Metrogas has been invoicing customers with this new tariff charge since December 3, 2012.

Resolution No. 2851/2014 issued by ENARGAS on April 7, 2014 approved new applicable tariffs effective April 1, 2014, June 1, 2014 and August 1, 2014 under a price scheme whereby customers that register a decrease in consumption of over 20% will continue with the same tariff level as that which was in effect until March 31, 2014, while customers that achieve a reduction of between 5% and 20% will be charged a tariff approximately 50% lower in relation with the actual price variation, which will be applied to customers unable to reduce their consumption or whose reduction is below 5%.

Temporary Economic Assistance in 2015

On June 8, 2015, the Official Gazette published S.E. Resolution No. 263/2015 whereby the Argentine Secretariat of Energy approved the allocation of funds as temporary economic assistance to be paid in ten consecutive installments for Metrogas and other natural gas distributors effective from March 2015. The compensation was intended to cover expenditures and investments related to the regular operation of the natural gas public service and in advance of the Comprehensive Tariff Revision to be carried out in the future.

This resolution establishes that the beneficiaries will assign a portion of the funds received by each of the monthly installments to cancel unpaid past due debt as of December 31, 2014 with natural gas producers, and moreover, that distributors may not incur more debt resulting from the purchase of natural gas after the above-mentioned resolution has taken effect.

In the case of Metrogas, ENARGAS established a need for funds for 2015 to be disbursable monthly according to the schedule between March and December. ENARGAS also established that the company would assign a portion of the temporary economic assistance to pay debts to producers from December 31, 2014 in 36 monthly installments, plus interest, effective from January 2015, calculated using the current “Average Active Rate of Banco Nación for Commercial Discount Operations” (2.05% monthly), and would begin to pay the installments in March 2015.

ENARGAS stated that distributors would proceed to pay gas purchase invoices due in 2015, estimating payments within 30, 60 and 90 days in line with the receipt of invoices by clients.

In 2015, Metrogas accrued temporary economic assistance amounting to Ps. 711 million and collected Ps. 561.7 million in 2015 and Ps. 149.3 million in 2016. Metrogas has also entered into payment agreements with the majority of producers in accordance with the terms of S.E. Resolution No. 263/2015.

Approved Tariffs and Temporary Economic Assistance in 2016

After holding the public hearings required by MINEM (Punto de Ingreso al Sistema de Transporte or “PIST” prices) and ENARGAS (Transportation and Distribution Tariffs) and publishing the Final Report of the hearings (Art. 21 ENARGAS Resolution No. 3,158/2005), on October 7, 2016, the Official Gazette published MINEM Resolution No. 212 – E/2016 (PIST prices), ENARGAS Resolution No. 4,044/2016, which describes tariff schedules for Metrogas customers, and ENARGAS Resolutions No. 4,053/2016 and 4,054/2016 with the tariff schedules for the transportation companies, Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A., respectively. In this respect, MINEM Resolution No. 212 – E/2016 provides for a gradual increase of PIST prices to reduce the application of the subsidies provided by the Argentine government according to a price proposal to be prepared—and subject to approval of MINEM—by the Secretariat of Hydrocarbon Resources.

ENARGAS Resolution No. 4,044/2016 decided to: (i) declare Public Hearing No. 83 valid; (ii) approve as from October 7, 2016, the new tariff schedules to be applied to customers within Metrogas’ license area; (iii) approve as from October 7, 2016, the new tariff schedules to be applied to customers within Metrogas’ license area that have a savings of 15% or higher on their consumption with respect to the same period of the previous year; and (iv) approve as from October 7, 2016, the new tariff schedules to be applied to customers within Metrogas’ license area registered with the Registry provided by ENARGAS Resolution No. I-2,905/14 (Social Tariff).

Furthermore, ENARGAS Resolution No. 4,044/2016 provides limits to increases for residential and small general service category customers when the total amount of the invoice is above Ps. 250. In line with the provisions of ENARGAS Resolution No. 3,726/2016, the monthly payment of the invoices shall be maintained and the Mandatory Investment Plan ratified.

Finally, on October 31, 2016, ENARGAS approved, effective as of October 7, 2016, the tariff charts corresponding to the category “Social Welfare Institutions” (ENARGAS Resolution No. 4,092/2016) under the terms of MINEM Resolution No. 218 - E/2016 and Law 27,218, which established the Specific Utilities Tariff Regime for Social Welfare Institutions.

Considering the aforementioned, the real impact will depend on a variable beyond our control, which is the reduction in consumption customers may have, which will depend not only on their individual actions to reduce the use of gas, but also on the effects of weather, among others, during the compared periods.

On November 16, 2016, ENARGAS called for a public hearing in order to consider (i) Metrogas’ Integral Tariff Review; (ii) amendment proposals, prepared by ENARGAS, to the Transportation and Distribution Service Regulations approved by Executive Order No. 2255/92 and, (iii) the methodology of six-month adjustments. MetroGas’ public hearing took place on December 7, 2016.

On March 30, 2017, Metrogas, MINEM and Ministry of Economy signed the Transitional Agreement 2017 and the Letter of Understanding of Contractual Renegotiation.

On March 30, 2017, ENARGAS issued Resolution No. I/4356/2017 that decided (i) the tariff schedules that resulted from the analysis made by ENARGAS within the framework of the Integral Tariff Review, (ii) the transitional tariff schedules to apply as of April 1, 2017 , (iii) the mandatory investments plan, and (iv) the methodology of the six-month adjustments. See additionally “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas.”

In addition, on December 30, 2016, the Official Gazette published MINEM Resolution No. 312 – E/2016, which provides for new transitional economic assistance for Licensees of the Natural Gas Distribution Service in order to afford the established mandatory investments (with respect to Metrogas) in ENARGAS Resolutions No. 3726, dated March 31, 2016, and No. 4044, dated October 6, 2016, and the payment to gas producers, all of which will be included in the Integral Tariff Review.

According to the resolution, the transfer of amounts allocated to Metrogas, which totaled Ps 759.2 million, will be applicable as long as, in the opinion of ENARGAS, the financial situation of the Company that gave rise to the provision of the assistance continues, considering the availability of funds to face the investment obligations and payments to gas producers.

In order to obtain the funds of the transitional economic assistance, Metrogas shall submit to ENARGAS an affidavit under the terms of ENARGAS Note No. 106/2017 concerning the proposed use of the required amounts. According to ENARGAS’ instructions, should the affidavits be in line with the provisions of MINEM Resolution No. 312 – E/2016, they shall be forwarded to the Secretariat of Hydrocarbon Resources reporting to MINEM to provide the transfer of the assistance. Furthermore, the resolution provides that Licensees shall not be able to distribute dividends under the terms of MINEM Resolution No. 31/2016.

Funds from a letter of understanding executed on November 21, 2012 with ENARGAS, a provisional agreement executed on March 26, 2014 with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) and collections from the temporary economic assistance program in 2015 and 2016 are not at all sufficient to restore the financial condition of Metrogas to a reasonable state.

Seasonality

For a description of the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality.”

On February 16, 2017, MINEM published Resolution No. 29-E/2017, through which it called a public hearing to be held on March 10, 2017 to consider new natural gas prices at PIST that would be determined to apply to the half-year period commencing in April 2017. The hearing took place, and the final report by the Secretariat of Hydrocarbon Resources was issued to the MINEM; however, up to the date of this annual report, the MINEM resolution determining such prices is still pending.

Research and Development

At the end of 2013, YPF created YPF Tecnología S.A. (“Y-TEC”), a highly specialized company focusing on research and development (“R&D”) activities. YPF holds an interest stake of 51% and CONICET, a state-owned research and development organization, holds an equity interest of 49%.

All lines of R&D carried out by Y-TEC are mainly aligned with the needs of YPF. The Board of Directors of Y-TEC consists of three directors appointed by YPF and two directors appointed by CONICET; additionally, the Chairman and the General Manager of Y-TEC are appointed by YPF.

For the operations of Y-TEC, five hectares from the National University of La Plata (“UNLP”) were acquired, and a 13,000 m2 building consisting of 47 labs and 12 experimental plants was recently built. The team and the equipment moved into the new building in June 2016. More than 300 professionals work in the new building, to create innovative solutions for the energy sector.

The main goals of Y-TEC are: to generate high-impact technological solutions, provide high quality technical and laboratory support services and lead the fast implementation in the industry of existing innovative technologies (quick wins).

The new R&D portfolio consists of 65 projects, 28 short-term high impact quick wins and more than 80 technical assistance and specialized services.

In 2016, U.S.$27.7 million was allocated to R&D activities, and U.S.$12.23 million (YPF’s working interest) was invested in new laboratory building and equipment. In 2015, U.S.$29.7 million was allocated to R&D activities, and U.S.$22.7 million (YPF’s working interest) was invested in a new laboratory building and equipment. In 2014, approximately U.S.$28.7 million was allocated to R&D activities, 28% of which corresponded to cooperation with external technology centers. In order to support these R&D activities, we invested U.S.$25.4 million in the new laboratory building and equipment.

Y-TEC believes in the value of liaising with technological partners to reinforce regional leadership, adopting the open innovation concept. This concept allows us to reduce technological risk, shorten the time to have the product on the market and minimize costs.

In 2017, we have opened more than twenty “Innovation Spaces.” These are areas promoted by Y-TEC to complement scientific capacities in public and private institutions and allow the generation of technological products of high impact for the national energy industry. Knowledge, experience and state-of-the-art equipment are brought together by Y-TEC and CONICET.

All R&D will be supported by a staff of over 6,000 researchers and doctors from different areas of science, available to the CONICET through agreements with different universities and institutes of research and development.

Y-TEC explores opportunities throughout the energy sector. This is a broad and diversified strategy divided into six strategic areas: Non-Conventional Resources, Mature Fields, Refinery and Petrochemical, Gas, New Energies and Environmental Sustainability.

In exploration and production of unconventional resources, R&D efforts are focused on the design, development and application of very specific technologies. Our most important challenges include the design and development of simulation and modeling tools, specific software, measuring devices, proppants, fluids and materials for optimizing perforation, hydraulic stimulation and production operations in our oilfields.

To optimize production from mature fields, we focused on the development of enhanced oil recovery technologies and the development of new processes and materials to reduce the operational costs of our facilities, to increase their run life and integrity.

Regarding refining and marketing of petroleum products, we applied our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on the achievement of energy efficiency and environmental improvements. In the petrochemical business, R&D activities are mainly focused on the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products.

Renewable energy is a strategic R&D area. Energy storage based on li-ion technologies, solar energy (photovoltaics and thermal), hydrogen production, bioenergy and energy efficiency are among the greater challenges.

Competition

In our Upstream business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Upstream business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén, Santa Cruz and Chubut. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” However, changes introduced in the Hydrocarbons Law through Law No. 27,007 (2014) limit the ability of provincial companies to possess future exclusive rights over permits and concessions, which supports competition in the Argentine oil and gas industry. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law.” Moreover, during the last several years we have made a comprehensive move to secure, either by renewing, extending and converting through mechanisms provided in the Law, the majority of such permits and concessions in Argentina considered valuable in the long term.

Over the past few years, several measures to promote the development of the industry occurred. The Argentine government established a program to encourage additional production of natural gas which provides participating companies with a natural gas price of U.S.$7.50/mmBtu for such additional production. Initially, larger producers with diversified portfolios joined the program. Later on, the program was adapted to include mid-

and small-sized oil and gas companies with less diversified portfolios, so as to further promote the development of indigenous natural gas resources. Currently, 97% of natural gas production in Argentina is included into this program. Different tranches of the program are scheduled to expire between the end of 2017 and 2018. In connection with that, in March 2017 a new stimulus program for natural gas production from non-conventional reservoirs was created (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—MINEM Resolution No. 46/2017”). Furthermore, by the end of 2016, the Argentine government established a new tariff scheme for certain types of natural gas consumers, which progressively reduces subsidies and introduces market prices. It is expected that similar regularization will occur with consumers of power generation, a sector where the Argentine government has already initiated a process to add new capacity during 2016 through a series of tenders that award 10-year contracts at market prices. See additionally “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas” and “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Electricity.”

Still another measure to promote the oil and gas industry was the creation of the “Investment Promotion Scheme for the Exploitation of Hydrocarbons in Argentina set forth in in Decree 929/13. The Decree creates an allowance to export, free of export taxes, up to 20% of hydrocarbons produced from projects requiring an investment in excess of U.S.$1 billion. Companies accessing the allowance can also retain U.S. dollars from their exports abroad. Both the natural gas pricing program and the investment promotion scheme were incorporated into the Hydrocarbons Law, as amended by Law No. 27,007, reinforcing their position as an instrumental part of the energy policy in Argentina. Furthermore, the investment threshold for investments funded with U.S. dollars brought to Argentina’s financial market has been reduced to U.S.$250 million. In October 2014, the Argentine congress passed Law No. 27,007, which amended the Hydrocarbons Law and introduced very important changes in order to have a more modern framework that recognizes specific considerations for petroleum companies, such as those working in unconventional resources, offshore and in enhanced oil recovery. The changes further strengthen synergies, promote investments and seek uniformity. Besides recognizing the benefits of the gas pricing scheme and the promotional regime for investments, Law No. 27,007 reflects new terms and conditions for permits and concessions according to the types of exploration projects. The 35-year concession term for unconventional exploitation is a distinctive key feature for the development of the unconventional resources in Argentina. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law.” YPF believes that these measures further help attract strategic partners for the development of its unconventional resource base. Following Chevron and Dow Chemical, YPF was able to create development projects with Pampa Energía and Petronas. During 2016, and following the cases of Loma Campana, La Amarga Chica, Bajada de Añelo and Bandurria Sur, YPF further converted into unconventional resource permits and concessions 11 key blocks, including some where YPF works with partners such as Exxon Mobil, Total and Pluspetrol. The conversion of these blocks according to Law No. 27,007 also eliminated or reduced substantially certain carried interest of the provincial company, Gas y Petróleo de Nequen, thus augmenting the possibilities of future development of these highly prospective areas. At the same time, other companies were able to advance their exploration and pilot projects, in some instances with new partners, including YPF as a non-operating party to some existing JVs where YPF is used to participating. We believe that increasing the number of participants in the market causes the industry to become more dynamic in the long term and that with additional critical mass it will become more efficient as well.

In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as Axion (previously ESSO, a former subsidiary of ExxonMobil acquired by Bridas Corporation), Shell and Petrobras (recently acquired by Pampa Energía), as well as several domestic oil companies. In our export markets, we compete with numerous oil and trading companies.

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

On May 3, 2012, the Expropriation Law was passed by the Argentine congress. See “—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Although the Expropriation Law and its principles are still in place, the Government seems to endorse the idea that these principles could be better served introducing more competition into the market which should lead to an improved supply of energy sources of the oil and gas industry in Argentina, thus benefiting the consumers in the long term. The progressive elimination of subsidies in the gas sector and the promotion of the rapid convergence to international oil prices highlight certain changes in the energy policy.

Finally, on a daily basis our business manages competitive factors that are in turn influenced by international and local variables, such as international crude oil and refining products pricing, inflation, foreign exchange rates and employment rates. YPF continually adjusts its product offerings and the costs of its operations in order to adapt to these variables. Since the end of 2014, producers, refiners, the Argentine government and other relevant players have been working to progressively adapt to the abrupt change in international oil and gas prices that occurred during 2014. Producers and refiners have agreed to adjust local crude oil prices according to certain schemes while the Argentine government has been reducing or eliminating certain taxes, such as those that levied crude oil export. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” In some cases, the Argentine government has allowed export premiums and other stimuli benefits for local producers. Producers and refiners continue to work closely to encourage contractors and unions to contribute by reducing costs and increasing productivity, thus making 2017 an opportunity to further improve the competitiveness of the industry as a whole. One such move in this direction is the Amendment to Union Collective Bargaining Agreement as of February 2017 in order to reflect new conditions for Non-Conventional Operations. See “Item 6. Directors, Senior Management and Employees—Employee Matters” and “Item 3. Key Information—Risk Factors” for a description of the main risks and uncertainties we face.

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

We continued making investments in order to comply with new Argentine fuel specifications, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesels. In the La Plata refinery, a new ultra-low sulfur diesel desulfurization plant was started up during 2012. In Luján de Cuyo refinery, new HDS III (diesel desulfurization) and HTN II (gasoline desulfurization) plants were started up in 2013. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics. First stage projects related to biofuels, such as the addition of bioethanol to gasoline and FAME to diesel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010 and 2011, additional bioethanol facilities at several terminals were installed and became ready to operate. Also, during this period, further investments were made in several terminals in order to allow the increased addition of FAME to diesel and to improve the related biofuel logistics. A new facility for FAME blending was started up in 2013 in the Montecristo terminal. In 2014, a 3,000 cm FAME tank at Terminal Dock Sud (“TDS”) a 3,000 cm FAME tank at TVM and two 200 cm ethanol tanks at Concepción del Uruguay were built. A new 3,000 cm FAME tank was also completed in the San Lorenzo terminal.

At each of our refineries during 2016, we continued with the initiatives relating to remedial investigations, feasibility studies and pollution abatement projects, which are designed to address potentially contaminated sites and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

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

On September 2016, we started up a new coke unit at the La Plata refinery, which involved an investment of U.S.$ 978 million, replacing the one that was severely damaged in the incident that occurred on April 2, 2013. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions. In addition to the projects mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production, Refining & Marketing and Chemicals segments, such as increasing the capacity of biological treatment in the La Plata refinery, a new flare in the Luján de Cuyo refinery, wastewater treatment and fire protection facilities, new flare in CIPH, improvement of fireproofing in existing facilities and implementation of bottom loading systems in terminals.

We and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries and harbor terminals as well. During 2016, we began to implement a similar program in the Luján de Cuyo area.

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

With respect to climate change, YPF has:

•	committed to active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations;

•	established a new internal corporate commitment on climate change and energy efficiency which was developed in June 2015. This document sets the framework for the company to work on reducing greenhouse gas emissions, contributing to mitigation activities while promoting sustainable development and preserving natural resources;

•	intensified the execution of internal projects to obtain credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	obtained the approval of the United Nations in December 2010 for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (“CDM”) project, the first of its kind in the world. The project in the La Plata refinery reduces the emissions of greenhouse gases from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project increases energy efficiency by reducing the demand for fuel oil and natural gas, allowing an estimated annual emission reduction of approximately 200,000 tons of CO2. On September 7, 2012, 89,930 Certified Emission Reductions (CERs) were issued by the United Nations after a peer review of the reported reduction in emissions. During 2016, the La Plata project reduced CO2 emissions by approximately 130,000 tons;.

•	obtained the approval of the United Nations in December 2011 for an industrial project developed by YPF in Argentina defined as a CDM at the Luján de Cuyo refinery. During 2016, the Luján de Cuyo project reduced CO2 emissions by approximately 26,000 tons;

•	developed a new methodology which was approved by the United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities.” Currently, six CDM projects are being developed around the world (Argentina, China, Kuwait and Egypt) applying this methodology developed by YPF;

•	undertook third-party greenhouse gas emission inventory verification for refining and chemical operations in accordance with the ISO 14064 Standard. The inventory at CIE has been verified since 2008. In July 2016, the inventory verification process for greenhouse gases in the La Plata complex and the Luján de Cuyo refinery was completed. During 2016, we began to implement third-party greenhouse gas emission inventory verification in the Plaza Huincul refinery, with the goal of completing the verification during 2017;

•	estimated the contribution that its forestry projects located in the province of Neuquén had with respect to climate change. These projects constitute approximately 6,500 hectares of trees forested under a long-term work program. Using the afforestation methodologies and tools available at the United Nations Framework Convention on Climate Change (“UNFCCC”) Clean Development Mechanism web site, it was possible to arrive to a conservative estimated amount of approximately 760,000 tons of CO2 equivalents that were captured by the afforestation project activities from 1984 (when the first afforestation activity occurred) through 2013;

•	strengthened the relationship established with the Argentinean Environmental Authority (Ministerio de Ambiente y Desarrollo Sustentable de la Nación), in particular with its Climate Change Unit (Dirección de Cambio Climático) in order to collaborate with the development of the Third National Communication on Climate Change to the UNFCCC;

•	signed a framework agreement with the Argentinean Environmental Authority for a mutual collaboration on environmental issues, particularly relating to climate change; and

•	executed a pilot project on adaptation activities in a particular site of the company, using an adaptation tool that required the identification of climate risks, research on past, current and future climate trends and the identification of current taken and needed adaptation activities.

In relation with water management activities, the “Local Water Tool” has been implemented on two sites for the identification of water risks and practices taken of the proper management of water and effluents. Furthermore, during the past years a baseline study on water management has been performed for the different facilities of the company, which allowed us to establish the points of water intake and water disposal (effluent) with corresponding volumes. Focusing on the development and research, the company created YPF Tecnología S.A. (see “Item 4. Information on the Company—Research and Development”) where environmental activities are being undertaken in different fields. In particular, during 2016 activities on strengthening the biological restoration of sites were performed. These activities were supported by local universities as well.

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

The Vaca Muerta formation is found between 2,500 and 4,000 meters of depth, more than 2,000 meters below the water table, which is usually located at depths of 300-500 meters. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our domestic operations are subject to extensive regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas activities are subject to significant economic, environmental and operational risks.”

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

From the beginning of unconventional operations, YPF has considered the environmental protection as one of the values of its health, safety and environment policy.

In accordance with law Disposition No. 112/2011 of the Environmental Subsecretary of Neuquén, the project has an Environmental Baseline Study (“EBS”). The EBS includes the current description and environmental characterization of the concession areas and specifically environmental components that may be affected significantly by the projects and activities.

YPF developed a water management framework, which focuses on three key areas of water use: water resources (sustainability factors, measures that consider the needs of other local water users, and the net environmental effect); water use and efficiency (controls of replacing water use, reducing water consumption, and the reuse and recycling to consider the net environmental effect); and wastewater management (consider similar sustainability factors and the net environmental effect as outlined for water resources).

In addition, YPF commissioned the following studies: (i) a hydrogeological study of confined and semi-confined aquifers of Neuquén and Rayoso Groups and hydrogeological study of the unconfined aquifer of the alluvial plain of the Neuquén River in the Loma Campana area and (ii) a similar study in the Narambuena area, which was conducted in 2016.

Offshore Operations

All the offshore blocks in which we have a working interest are included in a Health, Safety and Environmental (“HSE”) Management system to address risks and environmental impacts during each phase of the offshore activities.

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. See “—Downstream—Refining division” and “—Downstream—Logistics Division.” As of December 31, 2016, 100% of our proved reserves were located in Argentina.

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. See “—Exploration and Production Overview—Main properties.” In addition, as of December 31, 2016, we leased 83 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

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

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$2 billion per incident combined for downstream and upstream operations, with varying deductibles of between U.S.$1 million and U.S.$5 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days with a minimum deductible of U.S.$20 million for upstream operations.

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

Legal and Regulatory Framework and Relationship with the Argentine Government

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

The Privatization Law granted us 24 exploration permits covering approximately 132,735 km2 and 50 production concessions covering approximately 32,560 km2. Limits under the Hydrocarbons Law on the number of concessions for transportation that may be held by any entity, and the total area of exploration permits that may be granted to a single entity, were eliminated by Law No. 27,007. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces, we participate in competitive bidding rounds organized since the year 2000 by several provincial governments for the award of contracts for the exploration of hydrocarbons.

In October 2004, the Argentine congress enacted Law No. 25,943, creating a new state-owned energy company, ENARSA. The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004). Law No. 25,943 has been modified by Law No. 27,007, as described below, eliminating all permits and hydrocarbon production concessions where association agreements with ENARSA have not been signed and reverting them to the Argentine Secretariat of Energy (except for permits and concessions granted prior to Law No. 25,943). Additionally, Law No. 27,007 provides for a six month negotiating period to convert association agreements with ENARSA into permits or concessions. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements executed with ENARSA. As of the date of this annual report, these negotiations are ongoing.

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

Expropriation of shares held by Repsol YPF

For purposes of ensuring the fulfillment of its objectives, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF S.A. and its controlled or controlling entities. According to the Expropriation Law, the shares subject to expropriation, which have been declared of public interest and were transferred to the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Expropriation Law provided for the expropriation of 51% of the share capital of the company Repsol YPF GAS S.A. represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

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

In accordance with Article 9 of the Expropriation Law, the appointment of YPF Directors representing the expropriated shares shall be made proportionately considering the holdings of the Argentine Republic and provincial governments, and one Director shall represent the employees of YPF.

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

Legal nature of the Company

YPF is and will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of Law No. 19,550 and its corresponding regulations, and neither is nor will not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.

In accordance with Article 17 of the Expropriation Law, YPF will resort to internal and external sources of funding, strategic alliances, joint ventures, transitory business unions, and cooperation partnerships, whether public, private or mixed companies, domestic and foreign.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by the Company to the SEC on May 9, 2012.

Law No. 26,932

On February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class “D” shares pursuant to the Expropriation Law under the Repsol Agreement. As a result, the Republic of Argentina is definitively the owner of 51% of capital stock of each of YPF and YPF GAS S.A.

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

Pursuant to Law No. 26,197, the Argentine congress shall continue to enact laws and regulations to develop oil and gas resources existing within the Argentine territory (including its sea), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations that complement this law.

Consequently, even though Law No. 26,197 established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine Republic retained the power to determine the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the Argentine Republic shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces within the territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces. Finally, Law No. 26,197 grants the following powers to the provinces: (i) the exercise, in a complete and independent manner, of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law.

Decree No. 1277/2012

Decree No. 1277/12 derogated the main provisions relating to free availability of hydrocarbons which were specifically contained in section 5 subsection d) and sections 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 of Decree No. 1212/89 and sections 3 and 5 of Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules,” regulating the Expropriation Law.

This regulation created a commission, the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments (the “Commission”). This Commission was entrusted with annually making the National Plan for Hydrocarbons Investments.

Decree No. 1277/12 required every company that performs activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons to supply the Commission with all required technical information. The Commission was also responsible for a National Hydrocarbons Investments Registry for all companies performing the activities of exploration, exploitation, refining, transport and commercialization. All these companies were required to file an annual plan of investments before the Commission.

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

This Commission was dissolved by Decree No. 272/2015 on January 4, 2016, and its remaining functions were assumed by MINEM. See “—Decree No. 272/2015” below.

Decree No. 13/2015

On December 11, 2015, Decree No. 13/2015 was published in the Official Gazette of the Republic of Argentina, modifying the Ministries Law No. 22,520. Among other changes, it created MINEM, which absorbed the functions of the Secretaries of Energy and Mining and decentralized entities, from the Ministry of Federal Planning, Public Investment and Services. The responsibilities of MINEM include participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence.”

Decree No. 272/2015

On January 4, 2016, Decree No. 272/2015 was published in the Official Gazette of the Republic of Argentina, which modified Decree No. 1277/12. Among other changes, it dissolved the Commission, derogated certain responsibilities of the Commission and stated that the tasks previously assigned to the Commission will be performed by MINEM.

Furthermore, the decree established that the rights derived from the shares owned by the Republic of Argentina in YPF and YPF GAS S.A., with the exception of the shares that belong to the Sustainability Guarantee of the Public Securities Regime Fund created by Decree No. 897/07, will be exercised by MINEM, as of its publication date.

In addition, the decree established that MINEM will conduct a comprehensive review and reorganization regarding the creation of records and information duties in the hydrocarbon industry, which remains in force as long as it is not derogated by the dispositions of the decree or addressed by the re-organization plan to be determined by MINEM.

Decree No. 2/2017

On January 3, 2017, Decree No. 2/2017 was published in the Official Gazette of the Republic of Argentina, modifying the Ministries Law No. 22,520. Among other changes, it split the Ministry of Economy and Public Finance, creating the Ministry of Economy and the Ministry of Finance and separating their respective powers and responsibilities.

Law No. 27,275 and Decree No. 79/2016 - Access to Public Information

On November 10, 2015, the Argentine Supreme Court ordered us to furnish information regarding an agreement we entered into based on the requirements of Decree No. 1172/03, which regulates access to information considered public. The agreement aims to develop hydrocarbon resources in Argentina. The information was delivered to the court on February 23, 2016. We believe that public disclosure of confidential information could put us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we pursued all avenues to preserve its confidentiality. We have stated we intend to comply with the requirements of aforementioned Decree No. 1172/03 while preserving our right to keep certain industrial, commercial, financial and technical matters confidential as provided by the decree. Notwithstanding the foregoing, on March 14, 2016, the court ordered us to deliver the requested agreement within five business days without an opportunity to keep certain information confidential as requested by us and in accordance with the exemptions contemplated by Decree No.1172/03. On March 16, 2016, the Company appealed this decision.

On July 14, 2016, the Federal Administrative Court – Room I (Cámara Contencioso Administrativo Federal – Sala I) upheld the ruling of the Court of First Instance, stipulating that the Company must comply with the order to deliver the required documentation in relation to its agreement with Chevron within five business days.

On August 11, 2016, the Company filed a Federal Extraordinary Appeal contesting the decision of the Federal Administrative Court.

On September 22, 2016, the Company reported that it was served with notice on September 15, 2016 of the decision handed down by Panel I of the Federal Administrative Court of Appeals hearing Disputed Administrative Matters (Cámara Contencioso Administrativo Federal), which rejected the Federal Extraordinary Appeal filed by the Company from such Panel’s docket that ordered the Company to deliver the Project Investment Agreement (“PIA”) executed with Chevron on July 16, 2013.

The Company submitted a full copy of the PIA in compliance with the decision of the Federal Administrative Court – Room I.

In both cases, the Company noted that the PIA was entered into under Law No. 19,550 and the confidentiality of the terms thereof was intended to safeguard geological, commercial and financial information, which was of strategic value to both parties to the PIA.

Delivery of the PIA does not imply the Company’s waiver of rights in the event that any other confidential information and/or documents of the Company are required to be disclosed in the future.

On September 29, 2016, Law No. 27,275 was published in the Official Gazette of the Republic of Argentina, guaranteeing a right of access to public information. This right includes the ability to freely seek, access, request, receive, copy, analyze, process, use and distribute information in possession of the bound parties as defined under the law. State-owned companies, companies with majority state-owned capital, mixed-economy companies and all other business organizations where the National State has a majority interest in capital or in the formation of corporate decisions are deemed bound parties, except for companies authorized to make public offerings of their securities. Law No. 20,275 will come into effect one year after its publication in the Official Gazette.

On January 31, 2017, Decree No. 79/2016 was published in the Official Gazette of the Republic of Argentina, modifying the public information access right established under the “General Regulation of Access to Public Information for the National Executive Office.” The decree established that exceptions to the definition of bound parties, as described in Law No. 27,275, will come into effect the day after their publication in the Official Gazette.

Law No. 27,007, amending the Hydrocarbons Law

On October 31, 2014, Law No. 27,007 amending the Hydrocarbons Law was published in the Official Gazette of the Republic of Argentina. The Hydrocarbons Law applies in certain aspects of some of YPF’s existing concessions, as well as future concessions. The most relevant modifications in that law are detailed below.

•	With respect to exploration permits, it distinguishes between those with conventional and unconventional objectives, and those in which exploration is undertaken in the territorial sea and continental shelf. Law No. 27,007 modifies the basic time periods governing such activities, from three to two periods and limiting the two basic periods to (i) three years each for exploration with conventional objectives and (ii) four years each for exploration with unconventional objectives and (iii) four years each for exploration in the territorial sea or on the continental shelf. In each of these cases, the extension period of up to five years (already established in the Hydrocarbons Law) is maintained, although it is subject to the permit holder having complied with its investment and other obligations. At the end of the first basic period and so long as the permit holder has complied with its obligations under the permit, the permit holder may continue to hold the entire area. After the second basic period ends, the permit holder may surrender the entire area or, if the holder decides to trigger the extension period, 50% of the remaining area.

•	In relation to concessions, Law No. 27,007 provides for three types of concessions: conventional production, unconventional production and production in the territorial sea or on the continental shelf. Each of these concessions will last 25, 35 and 30 years, respectively. In addition, permit holders or production concessionaires may request unconventional production concessions on the basis of the development of a pilot plan. So long as the concessionaires (i) have complied with their obligations, (ii) are producing hydrocarbons in the areas under consideration and (iii) present an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession, they may request extension periods of ten years each.

•	The amounts to be paid with respect to annual surface fee pursuant to Sections 57 and 58 of the Hydrocarbons Law for the periods of exploration and production have been increased with the goal of incentivizing exploration and development of these areas. Additionally, beginning with the second basic exploration period, these may be reduced partially in light of investments actually carried out in the relevant areas. Restrictions on the number of exploration permits and/or production concessions that an individual or legal entity may hold were eliminated.

•	The Hydrocarbons Law established a 35-year term for those concessions granted for the transportation of oil, gas and petroleum products that holders of production concessions are entitled to receive. Law No. 27,007 modified the awarded term for hydrocarbon transportation concessions to be synchronized with the production concession periods.

•	In connection with exploration and production offerings, tenders may be made by Argentine and foreign companies, with the goal of obtaining the highest number of tenders possible. In addition, the bidding documents must be prepared by the competent authorities on the basis of the model bidding document which will be drafted jointly by the competent authorities of the provinces and the Argentine Secretariat of Energy. This model bidding document must be prepared within 180 days of the effective date of Law No. 27,007. Tenders will be awarded to offerors who present the most relevant offer, in particular, the one proposing the highest amount of investments or exploratory activity.

•	Royalties have been set at a maximum of 12% on the results of liquid hydrocarbons or natural gas production. Royalties may be reduced, taking into account the productivity of the area and the type of production. In cases of extension periods, an additional royalty of 3% will be added for each extension, up to a maximum of 18%. In addition, in case of such extensions, the competent authority may include the payment of an extension bond, which maximum amount shall equal the result of multiplying the remaining proved reserves at the end of the concession period to be extended by 2% of the average basin price, for the two-year period prior to the moment when the extension is granted, applicable to the hydrocarbons at issue.

•	Law No. 27,007 also provides that the Argentine Republic and the provinces may not establish, in the future, new areas reserved in favor of state-owned entities or companies with state participation. Further, with respect to existing reserved areas that do not have association agreements with third parties as of the date of this new law, associative schemes may be carried out so long as, during the development phase, the participation of state-owned entities or companies with state participation is proportional to the effective investments promised and carried out by them.

•	Law No. 27,007 additionally incorporates into the Investment Promotion Regime for the Exploration of Hydrocarbons (Decree No. 929/2013) projects, as authorized by the MINEM, that imply direct investments in foreign currency greater than U.S.$250 million to be invested during the first three years of the project. Also, it modifies the percentages of hydrocarbons that, beginning with the third year, will be subject to the benefits of the regime. For conventional and unconventional production concessions, as well as offshore concessions at depths less than or equal to 90 meters, the percentage shall be 20%; for offshore concessions at depths greater than 90 meters, the percentage shall be 60%.

•	Within the framework of the Investment Promotion Regime for the Exploration of Hydrocarbons, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project must be contributed by the Argentine Republic to finance infrastructure.

•	Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties as indicated in Decree 927/13 (reduced rates). This list may be extended to other strategic products.

•	According to Law No. 27,007, the federal government and the provinces shall attempt to establish uniform environmental legislation and the adoption of uniform fiscal treatment in this sector. The competent authorities, including the Argentine Secretariat of Energy and the MINEM, will promote unification of procedures and registries.

•	All national offshore permits and offshore hydrocarbon production concessions that had no association agreements with ENARSA as of the date of the new law reverted and were transferred to the Argentine Secretariat of Energy. Permits and concessions granted prior to Law No. 25,943 shall be exempted from this provision. The National Executive Office may negotiate, for 180 days following the enactment of the new law, the conversion of association agreements signed with ENARSA to permits or production concessions. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements executed with ENARSA. As of the date of this annual report, there has been no agreement on the conversion.

Resolution No. 14/2015

On February 4, 2015, the Commission issued Resolution No. 14/2015 that created the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) (the “Program”), which was in force from January 1, 2015 through December 31, 2015. This Program provided for a payment in Argentine pesos to beneficiary companies, in an amount of up to U.S.$3.00 per barrel when such company’s quarterly production of crude oil was equal to or greater than the base production level under the Program, in addition to the compliance with certain other requirements related to the level of activity of the Company as set for Resolution No. 33/2015. The base production level under the Program was the total production of crude oil of the beneficiary company for the fourth quarter of 2014. Those beneficiary companies that had satisfied the demand of all of the domestic refineries operating within Argentina may direct a portion of their production to the international market and receive an additional payment of U.S.$2.00 or U.S.$3.00 per barrel of crude oil exported, depending on the volume exported.

The payments would be made in Argentine pesos using the Reference Exchange Rate of BCRA Communication “A” 3500 of the last business day prior to the presentation of the information of the corresponding quarter to the Commission. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Revenues.”

MINEM Resolution No. 21/2016

On March 9, 2016, MINEM Resolution No. 21/2016 was published in the Official Gazette, which established an export stimulus program of crude oil surplus, after satisfying domestic demand for crude oil Escalante from the San Jorge Gulf basin. The stimulus was paid for each shipment to the extent that the average price of Brent oil did not exceed U.S.$47.50 per barrel two days after the shipment, and was valid until December 31, 2016. The compensation paid by the Argentine government amounted to U.S.$7.50 per barrel as long as the criteria was met.

Decree No. 442/2016 – Province of Chubut

On April 11, 2016, Decree No. 442/2016 was published in the Official Gazette of the province of Chubut, which established an export stimulus program of crude oil surplus, after satisfying domestic demand. The stimulus was paid for each shipment to the extent that the average price of Brent oil did not exceed U.S.$47.20 per barrel two days after the shipment, and was valid until December 31, 2016. The compensation paid by the province of Chubut amounted to U.S.$2.50 per barrel as long as the criteria was met.

MINEM Decree No. 192/2017

On March 21, 2017, Decree No. 192/2017 was published in the Official Gazette of the Republic of Argentina, which created the “Oil and its Byproducts Import Operations Registry” (the “Registry”), which authority of application is MINEM (through the Secretariat of Hydrocarbon Resources). The Registry involves import operations of: (i) crude oil and (ii) certain other specific byproducts listed in section 2 of the decree. By means of this regulation, any company that wishes to perform such import operations is obligated to register such operation in the Registry and obtain authorization from MINEM before the import takes place. The registration of the operation with MINEM will be filed in accordance with a specific proceeding that MINEM will establish for such purpose.

According to this decree, MINEM will also set the methodology applicable to issue import authorizations, which will be based in the following criteria: (a) lack of crude oil with the same same characteristics offered in the domestic market; (b) lack of additional treatment capacity in domestic refineries with domestic crude oil; and (c) lack of byproducts listed in section 2 of the decree offered in the domestic market. This regime excepts any import by CAMMESA in order to supply power plants with the main purpose of technical supply to the “Inter-connection Argentinean System” (Sistema Argentino de Interconexión or “SADI”).

Public Emergency

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which represented a profound change in the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted to the National Executive Office the authority to enact all necessary regulations in order to overcome the economic crisis that Argentina was then facing. The situation of emergency declared by Law No. 25,561 has been extended until December 31, 2019 by Law No. 27,345. The National Executive Office is authorized to execute the powers delegated by Law No. 25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted to overcome the economic crisis, including (1) the conversion into pesos of deposit, obligations and tariffs of public services, among others, and (2) the imposition of customs duties on the export of hydrocarbons with instructions to the National Executive Office to set the applicable rate thereof. The application of these duties and the instruction to the National Executive Office has been extended until January 2017 by Law No. 26,732. On January 8, 2017, export duties upon hydrocarbon exports established by Law No. 26,732 ceased to be enforceable. See “—Taxation.”

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the National Executive Office to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out through exploration permits, production concessions, exploitation contracts or partnership agreements. The Hydrocarbons Law also permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the Argentine Secretariat of Energy and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the Argentine MINEM and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits were granted to third parties in connection with the deregulation and demonopolization process and permits covering areas in which our predecessor company, Yacimientos Petrolíferos Fiscales Sociedad del Estado, was operating at the date of the Privatization Law were granted to us by such law. In 1991, the National Executive Office established a program under the Hydrocarbons Law (known as Plan Argentina) pursuant to which exploration permits were auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Under the Hydrocarbons Law, each exploration permit may cover only unproved areas not to exceed 10,000 km2 (15,000 km2 offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. The first basic term is up to four years, the second basic term is up to three years, the third basic term is up to two years and the extension term is up to five years. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit, with the permit holder deciding which portion of the acreage to keep. At the expiration of the three basic terms, the permit holder is required to surrender all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage. Under Law No. 27,007, which applies to exploration permits issued on or after October 31, 2014, each exploration permit may have a term of up to 11 years for conventional objectives and 13 years for unconventional objectives and offshore exploration. The terms are divided into two basic terms and one extension term. The first and second basic terms are up to three years for conventional objectives and up to four years for unconventional objectives and offshore exploration, and the extension term is up to five years, so long as the permit holder has complied with its investments and other obligations. At the expiration of the first basic term, the permit holder will have the right to continue exploring the entire area for the second basic term so long as it has complied with all its obligations under the permit. At the expiration of the second basic term, the permit holder is required to surrender all of the remaining acreage, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. As modified by Law No. 27,007, royalty rates are set at a maximum of 12% (though 3% will be added for each extension up to a maximum of 18%). They are payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes sold. These royalty rates may be reduced taking into account productivity and the type of production at issue. Notwithstanding the foregoing, in concessions extended prior to the effectiveness of Law No. 27,007, October 31, 2014, the previous conditions remain in force. In some cases, an additional 3% royalty has been added. See “—Main Properties—Argentine Exploration Permits and Exploitation Concessions.” In the extension of our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for unconventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to S.E. Resolution No. 435/04 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

As a result of Resolution No. 394/07 of the Ministry of Economy, among other things, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for the calculation of royalties. In January 2013, the Ministry of Economy issued Resolution No. 1/13, modifying exhibit I of Resolution No. 394/07 of the Ministry of Economy, thus setting a new reference price for crude oil (U.S.$70 per barrel) and certain products. In October 2014, the Ministry of Economy issued Resolution No. 803/2014, incorporating exhibit III to Resolution No. 394/07 of the Ministry of Economy, thus modifying the applicable percentages of duties of exports for certain products below certain prices.

However, on December 29, 2014, Resolution No. 1077/2014 repealed Resolution No. 394/07, as amended, and set forth a new withholding program based on the international price of crude oil (the “International Price”). The International Price was calculated based on the Brent value for the applicable month less U.S.$8 per barrel. The new program established a 1% general nominal withholding applicable to all products covered by the resolution, including crude oil, diesel, gasoline and lubricants as well as other petroleum products, to the extent that the International Price was below U.S.$71 per barrel. The resolution further provides an increasing variable withholding rate for crude oil exports to the extent the International Price exceeds U.S.$71 per barrel. As a result, the maximum a producer may charge was approximately U.S.$70 per barrel exported, depending on the quality of crude sold. The resolution also sets forth increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum when the International Price exceeds U.S.$71 per barrel at rates that allow the producer to receive a portion of the elevated price.

On January 8, 2017, export duties on hydrocarbon exports established by Law No. 26,732 ceased to be enforceable.

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

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine Republic in the case of reservoirs under federal jurisdiction (for instance, located on the continental shelf or beyond 12 nautical miles offshore), without compensation to the holder of the concession.

Most of our production concession expirations have been extended from their original expiration dates. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.” The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law, as modified, provides that applications must be submitted at least one year prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

On March 16, 2006, the Argentine Secretariat of Energy issued S.E. Resolution No. 324/06 requiring that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by S.E. Resolution No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules. See “—Exploration and Production Overview—Oil and Gas Reserves.” On November 7, 2016, MINEM issued Resolution No. 69/2016, which included technical modifications to S.E. Resolution No. 324/06 by amending some of its technical annexes regulating the reserves information required to be provided. It also established sanctions for hydrocarbon producers in the case of irregularities in the reserves reports filed, including admonishment, suspension or cancellation of the Hydrocarbons Producers Registry, depending on the magnitude of the irregularity.

In March 2007, the Argentine Secretariat of Energy issued Resolution No. 407/07 that approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No. 407/07, YPF, as a holder of production concessions and exploration permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

In connection with the extension of concessions, see “—Exploration and Production Overview—Main properties.”

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

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us had been exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Regulation No. 27/04 and Resolutions No. 265/04, 659/04 and 752/05 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation— Natural gas export administration and domestic supply priorities.”

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

Law No. 27,007, which applies to concessions issued on or after October 2014 other than those already governed by previous laws, for the transportation of liquid hydrocarbons, permits the National Executive Office to award concessions for the transportation of oil, gas and petroleum products for terms equivalent to those granted for production concessions linked to those transport concessions, following submission of competitive bids. The term of a transportation concession may be extended for additional terms equivalent to those of the associated production concession. The holder of a transportation concession has the right to:

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

Executive Decree No. 2014/08 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel and gasoline. The Argentine Secretariat of Energy, by S.E. Resolution No. 1312/08 of December 1, 2008, approved the regulations of the program. Pursuant to this program, refining companies that undertook the construction of a new refinery or the expansion of their refining and/or conversion capacity, and whose plans were approved by the Argentine Secretariat of Energy, were entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, by Notes No. 707/12 and 800/12 (the “Notes”) of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension were that the “Refining Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension.

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

Furthermore, the Oil Deregulation Decrees required the National Executive Office to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted resolutions (S.E. Resolution No. 1679/04, S.E. Resolution No. 532/04 and Ministry of Economy Resolution No. 394/07) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers that are below the levels described above.

In addition, in May 2012, the Expropriation Law was passed by the Argentine congress and became effective. See “—The Expropriation Law” and “—Decree No. 1277/2012” and “—Decree No. 272/2015.”

On July 15, 2013, Decree No. 929/2013 was published in the Official Gazette, which provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotion Regime”), both for conventional and unconventional hydrocarbons to be applied across the Argentine territory. Applications to be included in this Promotion Regime may be filed by subjects duly registered with the National Registry of Hydrocarbon Investments who are holders of exploration permits and/or exploitation concessions and/or third parties associated with those holders and who submit an Investment Project for Hydrocarbon Exploitation (the “Investment Project”) to the Commission created by Decree No. 1,277/12, entailing a direct investment in foreign currency of at least U.S.$1 billion, calculated at the time of submission of the Investment Project, and to be invested in the first five years of the Investment Project. Beneficiaries of this Promotion Regime shall enjoy the following benefits, among others: i) they shall be entitled, under the terms of the Hydrocarbons Law, from the fifth anniversary of the start-up of their respective Investment Project, to freely export 20% of the production of liquid and gaseous hydrocarbons produced under such Investment Projects, at a 0% export tax rate, if applicable; ii) they shall freely dispose of 100% of the proceeds derived from the export of the hydrocarbons mentioned in i) above, provided the approved Investment Project would have generated an inflow of foreign currency into Argentina’s financial market equal to at least U.S.$1 billion, following the requirements mentioned above; iii) if hydrocarbon production in Argentina is not enough to cover domestic supply needs in accordance with section 6 of the Hydrocarbons Law, beneficiaries of the Promotion Regime, from the fifth anniversary of the start-up of their respective Investment Projects, shall be entitled to obtain, in relation to the aforementioned exportable rate of liquid and gaseous hydrocarbons produced in the Investment Projects, a price not lower than the reference export price calculated without deducting any export duties that would have been applicable. Law No. 27,007, as described above, has incorporated into this regime projects submitted to the Commission entailing a direct investment in foreign currency of at least U.S.$250 million, calculated at the time of submission of the Investment Project, and to be invested in the first three years of the Investment Project. Further, Law No. 27,007 modifies the percentages of hydrocarbons to be benefitted under this regime to 20% of the production of conventional, unconventional and offshore concessions at depths less than or equal to 90 meters and 60% of the production of offshore concessions at depths greater than 90 meters. See “—Law No. 27,007, amending the Hydrocarbons Law” and “—Decree No. 272/2015.”

Additionally, the decree discussed above created a new type of concession for the “Exploitation of Unconventional Hydrocarbons,” which has been incorporated into the Hydrocarbons Law by Law No. 27,007, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied to reservoirs located in geological formations of schist and slates (shale gas or shale oil), tight sands (tight oil and tight gas), coal layers (coal bed methane) and, in general, from any reservoir that presents low-permeability rock as its main feature. The Decree provides that holders of exploration permits and/or exploitation concessions that are beneficiaries of the Promotion Regime shall be entitled to apply for a “Concession for Unconventional Hydrocarbons Exploitation.” Likewise, holders of a Concession for Unconventional Hydrocarbons Exploitation who are also holders of an adjacent and pre-existing concession may request the unification of both areas into a single unconventional exploitation concession, provided the geological continuity of such areas is duly proven.

As noted above, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project, to finance infrastructure, have to be contributed by the Argentine Republic. Finally, Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties indicated in Decree No. 927/13 (reduced rates). This list may be extended to other strategic products.

Production of crude oil and reserves

Executive Decree No. 2014/08 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, through S.E. Resolution No. 1312/08 of December 1, 2008, approved the regulations of the program. The program entitled production companies which increased their production and reserves within the scope of the program, and whose plans were approved by the Argentine Secretariat of Energy, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, YPF was notified by the Argentine Secretariat of Energy that the benefits granted under the “Petroleum Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the notice. The reasons stated for the suspension were that the “Petroleum Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension. Executive Decree No. 1330/2015 of July 13, 2015 provided for the termination of the “Petroleum Plus” program, establishing compensation in BONAR 2024 Argentine public bonds. As of the date of this report, YPF has not been compensated for the benefits accrued and not yet redeemed by YPF.

Refined products

In April 2002, the Argentine government and the main oil companies in Argentina, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between this fixed price and the market price through export duty credits. Subsequent agreements entered into between the Argentine government and the main oil companies in Argentina extended the subsidy scheme until December 2009, while the aforementioned fixed price was revised from time to time.

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

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the National Antitrust Commission (“CNDC”) a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel to public bus transportation companies. The alleged conduct consists of selling bulk diesel to public bus transportation companies at prices higher than the retail price charged in service stations. On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby, effective from the date of the resolution, (i) each of these five oil companies was ordered to sell diesel to public bus transportation companies at a price no higher than the retail price charged by its nearest service station, while maintaining both historic volumes and delivery conditions; and (ii) created a price monitoring scheme for both the retail and the bulk markets to be implemented by the CNDC. YPF challenged Resolution No. 6/2012 and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of Resolution No. 6/2012 have been temporarily suspended. On December 9, 2014, the Federal Civil and Commercial Appeals Court issued a ruling stating that the case had become moot and that there are no actual consequences for YPF arising from the challenged Resolution, since prices of diesel to public bus transportation companies have suffered several variations since the date such Resolution entered into effect. See “Item 8. Financial Information—Legal proceedings.”

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell and Axion (previously Esso) were ordered to supply jet fuel for domestic and international air transport at a price, net of taxes, not to exceed by 2.7% the price, net of taxes, of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The resolution benefits companies that operate in the field of commercial passenger and/or cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Argentine Secretariat of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce suggested the implementation of a price surveillance system by the CNDC. YPF appealed Resolution No. 17/2012 and on May 15, 2012 it was notified that the Federal Civil and Commercial Court of Appeals accepted YPF’s presentation and suspended the effectiveness of Resolution No. 17/2012 until the final judgment regarding its legality. On August 31, 2012, the Court of Appeals declared Resolution No. 17/2012 to be null, on the basis of lack of authority of the Argentine Secretariat of Domestic Commerce. This decision was appealed by the Secretariat. On November 3, 2015, the CSJN finally accepted an extraordinary petition submitted by the Argentine government. In December 2015, the CSJN ruled in favor of the appeal filed by the Argentine government and confirmed the jurisdiction of the Secretariat of Domestic Commerce to issue administrative injunctive measures under Section 35 of Law No. 25,156. In addition, it ordered that the case file be returned to the original court, so that it may issue a new ruling on the basis of the decision. Accordingly, the Federal Civil and Commercial Court of Appeals must issue a new ruling on the legality of Resolution No. 17/2012 on the basis of the additional grounds timely alleged by YPF regarding the merits of this matter. On February 21, 2017, the Secretary of Domestic Commerce issued Resolution No. 97/17 after a legal opinion published by the CNDC, which ordered that the legal proceedings against YPF (and other companies) be concluded and filed due to lack of grounds. Consequently, the process has concluded with no contingency for YPF.

The Argentine Secretariat of Energy has issued a series of resolutions in order to provide the market with information about liquid fuel prices and volumes. For example, S.E. Resolution No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self-Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; S.E. Resolution No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold. S.E. Resolution No. 1,834/05 compels service stations and/or supply point operators and/or self-consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Argentine Secretariat of Energy. S.E. Resolution No. 1,879/05 established that refining companies registered by the Argentine Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable cost overruns to the refining company.

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

S.E. Resolution No. 1679/04 reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, S.E. Resolution No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Direction to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors. YPF has duly fulfilled its obligation under this Resolution and has not received any type of sanction from the authorities in this regard.

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

On April 10, 2013, Resolution No. 35/2013 of the Argentine Secretariat of Domestic Commerce, determined a price cap for fuel at all service stations for period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified of the Annex of the Resolution.

The above resolutions affecting domestic prices expired on November 24, 2013 and are no longer in effect.

In addition, in May 2012, the Expropriation Law was enacted by the Argentine congress and became effective. See “—The Expropriation Law” and “—Decree No. 1277/2012.”

On December 30, 2013, the Commission approved, through Resolution No. 99/2013, the general rules for the grant of quotes of liquid fuels volumes allowed to be imported by locally registered companies, including, among others, oil companies registered in the relevant registries of the Secretariat of Energy. These rules regulate the requirements, grant of volumes to be imported and other conditions to be complied with by the companies that wish to import liquid fuels free of the tax on liquid fuels (imposed by Law No. 23,966) and the tax on diesel (imposed by Law No. 26,098), jointly with other fuels up to a maximum aggregate amount of 7 mmcm.

The Secretariat of Hydrocarbon Resources from MINEM approved Resolution No. 5/2016 on May 31, 2016, replacing Annex II of Resolution No. 1283/2006, which previously established specifications for Argentina’s two grades of gasoline, naphtha grades 2 and 3. The resolution’s new Annex includes modifications to the content of lead, manganese, oxygen and ethanol and, most significantly, sulfur, and requires oil and gas companies to implement a plan to lower sulfur limits to 50mg/kg for grade 2 gasoline, 10mg/kg for grade 3 gasoline, and to 350mg/kg for diesel between 2019 and 2022. Oil and gas companies must file with the Secretariat of Hydrocarbon Resources a detailed timeline of the program of investments for the next four years, to reach the goals provided in Annex I. From June 1, 2016, the sulfur limit for fuel oil will be 7,000 mg/kg. Local refineries producing fuel oil that does not fulfill the above mentioned specifications must present to the Secretariat of Hydrocarbon Resources a remediation plan that includes steps and actions to fulfill the maximum limit of sulfur within 24 months. Based on the above, YPF has undertaken several studies in respect of investment configurations and estimations, under the advice of main technological experts in the field in order to adapt its industrial networking units according to the parameters required by the regulation. In October 2016, YPF submitted to the MINEM the following information: a) an investment plan towards 2019 containing detailed information about projects and terms necessary to fulfill the new quality specification of products required by Resolution No. 5/2016; and b) an evaluation of the necessary terms in order to develop the configuration of studies, as discussed in the previous sentence. Once those studies, together with their economic impact, are completed, YPF will obtain internal approval from its Board of Directors and then submit to the MINEM its investment program towards 2022 to fulfill additional quality requirements established by Resolution No. 5/2016.

Agricultural Commodity Export Tax Changes

By Executive Decree No. 133/2015, published in the Official Gazette on December 17, 2015, the Argentine government reduced the export tax on soybeans and soybean byproducts by 5% to 30% and eliminated the export taxes on all other commodities. Agricultural commodities with a new 0% export tax include meat products, grains, fruits, and vegetables, among other products. In addition, through Executive Decree No. 1343/2016, published in the Official Gazette on December 30, 2016, the Argentine government established that, beginning January 2018, the soybean export tax will be reduced by 0.5 % each month until December 2019. By the end of 2019, the soybean export tax will be 18%, down from its current level of 30%.

Finally, by Joint Resolutions Nos. 4/2015 and 7/2015 of the Ministries of Agroindustry, Treasury and Public Finance and Production published in the Official Gazette on December 29, 2015, the export permits known as “ROEs” were eliminated and replaced by the registration of a Sworn Affidavit of Exports Sales, known as a “DJVE.”

Automatic and Non-Automatic Import Licenses

On December 23, 2015, the Ministry of Production published Resolution No. 5/2015, in the Official Gazette, which reinstated the automatic and non-automatic import licenses (“LAI” and “LNA,” respectively). In 2013, the former Ministry of Economy and Public Finance eliminated the LNA, stating that it existed alongside the Anticipated Import Affidavit (Declaración Jurada Anticipada de Importación) requirement implemented in February 2012, which was recently repealed by AFIP Resolution No. 3823.

Resolution No. 5/2015 also established that importers of products included in the Mercosur Tariff Code must obtain an LAI prior to the entrance of the product into Argentina.

Certain products which are listed in Annexes II to XVII of Resolution No. 5/2015 will be subject to an LNA. The LNA will be applicable to a wide variety of products, including, but not limited to, textile, footwear, toys, domestic appliances, motorbikes, and automobile parts.

In order to obtain the LNA, importers must submit certain information from the importer itself (name, tax identification number) and the product (FOB value, type and quantity, commercial brand, model, country of origin and of shipping, etc.) through the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones) (“SIMI”) created by AFIP Resolution No. 3823. After submitting this information, importers will have ten business days to complete certain additional information required by Resolution No. 5/2015. If the ten-day term expires, the SIMI declaration will be automatically cancelled.

Regarding the LNA, Resolution No. 5/2015 establishes that, at any stage of the process, importers may be required to submit additional information or documents of the product subject to the LNA and request verification of technical agencies, as applicable.

Import licenses will be valid for 90 calendar days, once approved by the SIMI.

The following imports are exempt from the import regime established by Resolution No. 5/2015:

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

Resolution No. 5/2015 became effective on December 24, 2015, and the Secretariat of Trade is the application authority.

Natural gas

In January 2004, Executive Decree No. 180/04 (i) created the Electronic Gas Market (“MEG”) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services, and (ii) established information obligations for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Argentine Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the Argentine Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations.

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposed agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (“Agreement 2007-2011”). We executed Agreement 2007-2011 taking into account that producers that did not enter into Agreement 2007-2011 would be required to satisfy domestic demand before those who entered into Agreement 2007-2011. The purpose of Agreement 2007-2011 was to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers. However, we expressly stated that the execution of Agreement 2007-2011 did not entail any recognition by us of the validity of the terms and conditions of the various resolutions of the Argentine Secretariat of Energy establishing programs for the curtailment or re-routing of exports to satisfy domestic demand. We challenged Resolution No. 599/07 and stated that we signed Agreement 2007-2011 taking into account the potential consequences of not doing so.

The Argentine Secretariat of Energy created, through Resolution No. 24/08 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program is not subject to Agreement 2007-2011 and the price conditions established under such agreement.

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

On March 19, 2012, the Official Gazette published S.E. Resolution No. 55/2012 of the Secretariat of Energy, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which has the lowest tariffs; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under Agreement 2007-2011, which was extended by Resolution S.E. No. 172. On March 23, 2012, S.E. Resolution No. 55/2012 was supplemented by ENARGAS Resolution No. 2087/2012, which sets forth, among others, the procedure that distribution companies should follow to secure amounts to be deposited with the fiduciary fund created by Law No. 26,020. Additionally, according to this resolution, producers that have not signed the 2012 extension of the Complementary Agreement are not allowed to charge the wellhead price increases for gas set forth in S.E. Resolutions No. 1070/2008 and 1417/2008 to consumers directly supplied by distribution companies. Thus, such non-signing producers have to invoice the lower prices which were in effect prior to the adoption of these resolutions for the gas supplied to the distribution companies.

Thereafter, on April 19, 2012, December 18, 2012 and December 19, 2013, YPF signed the 2012, 2013 and 2014 extensions of the Complementary Agreement, respectively. The dispatch mechanism for natural gas was regulated further by Resolution No. 1410, as explained below.

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

Through Resolution No. 28/2016, published on April 1, 2016, MINEM declared that all acts which determined the imposition of the tariff charge ceased to be effective and instructed ENARGAS to adopt measures to cease invoicing the tariff charge.

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

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/10, which set forth new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of Agreement 2007-2011 ratified by the Resolution No. 599/07. See “—Exploration and Production Overview—Delivery commitments.”

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follows the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy, regardless of whether such producer signed Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled, with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency. We have challenged the validity of the aforementioned regulation. On December 9, 2015, ENARGAS denied our administrative appeal.

Rules established by ENARGAS Resolution No. 1410/16 were amended by MINEM Resolution No. 89/2016, dated June 1, 2016, which: required ENARGAS to develop a procedure to amend and supplement ENARGAS Resolutions No. 716/1998 and 1410/2010 and establish daily operating conditions of the Transportation and Distribution Systems, establishes the volumes that distributors may request in order to satisfy priority demand and, if there has been a contract with a producer to fulfill such request, reduces the contracted volume requirement in accordance with the framework provided by Resolution No. 1,410/2010. Pursuant to this resolution, ENARGAS Resolution I/3833 was issued on June 5, 2016, which establishes the “Supplementary Procedure for Gas Requests, Confirmations and Control.”

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

On August 27, 2012, the Official Gazette published S.E. Resolution No. 1445/2012 of the Secretariat of Energy, according to considerations set by Decree No. 1,277/2012, which modified gas prices at the wellhead for compressed natural gas (CNG) which represents an increase of approximately 369% of the prices realized by the Company for such segment product.

On February 14, 2013, Resolution No. 1/2013 of the Commission was published in the Official Gazette. This resolution creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive a compensation up to U.S.$7.50 per mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. In addition, the Commission may withdraw a previously approved proposal to increase the total injection of natural gas if some of the following events occur: (i) any omission, inaccuracy or distortion of information provided by a company participating in a project or during its execution; (ii) breach of the obligations set forth in Decree No. 1,277/2012 and its regulations or supplementary acts; (iii) breach by a company of its obligations under the program after notice of not less than 15 business days; (iv) if the import price is equal to or lower than the price of the additional natural gas injected for at least 180 days or (v) if the value of a company’s supply contracts or invoices used in the monthly calculation corresponding to each month covered by the program had weighted average price decreases or unjustified amounts. On May 23, 2013, the Commission approved the project submitted by YPF. A similar program was created under Resolution No. 60/2013 of the Commission, as amended by Resolution No. 83/2013 of the Commission for gas producers that failed to file their natural gas additional injection program filings before the expiration date established by Resolution No. 1/2013 of the Commission. The compensation to be received under this new program varies from U.S.$4.00 per mmBtu to U.S.$7.50 per mmBtu, depending on the production curve reached by the applicable company. Addionally, a third stimulus program entered into effect under Commission Resolution No. 185/2015 for companies without any prior gas production in Argentina at the time of issuance of the resolution. Similar to the Gas Plan, companies with an approved program under this new resolution will receive compensation for the difference between the price obtained in the market for the sale of all their gas production and U.S.$7.50 per mmBtu. The gas production subject to such compensation only applies to the production from areas acquired by companies with approved programs under either Resolution No. 1/2013 or Resolution No. 60/2013, as long as such production was computed under these programs as “increased injection” as opposed to “base injection.”

On May 18, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to incentivize natural gas production for companies submitting new natural gas projects that are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection” created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Commission. The submission of new projects, which must be approved by the Secretariat of Hydrocarbon Resources, may obtain a stimulus price of U.S.$7.50/mmBtu.

The “Natural Gas New Projects Program” will be effective from the date of the publication of the resolution in the Argentine Official Gazette (May 18, 2016) until December 31, 2018. The requirements to be considered a new natural gas project are as follows: it must (i) come from an exploitation concession granted as a result of a discovery reported after the effective date of Resolution No. 1/2013 of the former Commission; (ii) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”; or (iii) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection” created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Commission, but for which total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

By means of National Decree No. 704/2016, the pending payments under the Program of Stimulus for Surplus Natural Gas Injection for injection of natural gas supplied until December 31, 2015 was cancelled through the delivery of public debt instruments, specifically 8% Argentine Bonds denominated in U.S. Dollars due 2020 (“BONAR 2020 USD”).

MINEM Resolution No. 46/2017

On March 6, 2017, MINEM Resolution No. 46/2017 was published in the Official Gazette, which approved the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program.” The program was established in order to stimulate the investments in natural gas from non-conventional reservoirs in the Neuquina basin and will be in effect until December 31, 2021.

Resolution No. 46/2017 establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina basin included in the program. To be included in the program, the concessions must have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by Resolution No. 46/2017 each year, multiplied by the volumes of production of non-conventional gas. The minimum prices established by Resolution No. 46/2017 are U.S.$7.50 per mmBtu for 2018, U.S.$7.00 per mmBtu for 2019, U.S.$6.50 per mmBtu for 2020 and U.S.$6.00 per mmBtu for 2021.
Compensation from the program shall be paid, for each concession included in the program, 88% to the companies and 12% to the province corresponding to each concession included in the program.

Tariffs

On April 4, 2014, Resolution S.E. No. 226/2014 of the Argentine Secretariat of Energy was published in the Official Gazette. Under this resolution, the Secretariat of Energy set new prices for residential, commercial consumers and compressed natural gas consumers. Residential and commercial consumers that achieve certain consumption savings compared to prior years will be: (i) excluded from the price increase or (ii) subject to a lower price increase. Industrial users and power generation plants are excluded from the price increase. Consumers served by distributor Camuzzi Gas del Sur S.A., which is not an affiliate of YPF, or its sub-distributors, are excluded.

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

After public hearings with respect to the tariff review were held on September 16, 17 and 18, 2016, MINEM issued Resolution No. 212/2016 on October 7, 2016 that set forth new PIST prices for natural gas and new natural gas tariff schedules for users who purchase gas from distributors.

Resolution No. 212/2016 instructs the Secretariat of Hydrocarbons to, until PIST gas prices are established by the free interaction of supply and demand, submit to the MINEM for its approval a proposal of natural gas PIST prices corresponding to each half-year period, starting April 1 and October 1 of each year, based on the values contemplated in the subsidy reduction scheme, adjusting the target price for each half-year period, as per the market conditions at the time of elaboration of the proposed prices. Such a proposal shall be submitted 30 days in advance at the beginning of each half-year period, and shall be submitted with a report containing the basis of the adjustments or modifications proposed.

Resolution No. 212/2016 also instructs ENARGAS to provide for any such measures as required so that the final amount, including taxes of bills issued by distributors of utility gas through networks across the country, that users are required to pay based on consumptions after the effective date of the PIST gas prices established in this resolution, does not exceed maximum amounts equivalent to the percentages below, considered as incremental percentages over the total amount, including taxes, of the bill issued to the same user for the same billing period in the previous year:

•	Users R1-R23: 300%;

•	Users R31-R33: 350%;

•	Users R34: 400%; and

•	Users SGP: 500%.

It further sets forth that the increase limits established above on the final invoiced amounts shall apply, provided that the total amount of the bill exceeds the amount of Ps. 250.

On such same date, ENARGAS published Resolutions No. 4044/2016, 4045/2016, 4046/2016, 4047/2016, 4048/2016, 4049/2016, 4050/2016, 4051/2016, 4052/2016, 4053/2016 and 4054/2016, whereby it approved the tariff schedules for the users in the following license areas: Metrogas S.A., Gasnea S.A., Gas Natural Ban S.A., Camuzzi Gas Del Sur S.A., Camuzzi Gas Pampeana S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Gasnor S.A., Litoral Gas S.A., Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A.

On February 16, 2017, MINEM published Resolution No. 29-E/2017, through which it called a public hearing to be held on March 10, 2017 to consider new natural gas prices at PIST that would be determined to apply to the half-year period commencing in April 2017. The hearing took place, and the final report by the Secretariat of Hydrocarbon Resources was issued to the MINEM; however, up to the date of this annual report, the MINEM resolution determining such prices is still pending.

On March 30, 2017, Metrogas, MINEM and Ministry of Economy signed the Transitional Agreement 2017 and the Letter of Understanding of Contractual Renegotiation.

On March 30, 2017, ENARGAS issued Resolution No. I/4356/2017 that decided (i) the tariff schedules that resulted from the analysis made by ENARGAS within the framework of the Integral Tariff Review, (ii) the transitional tariff schedules to apply as of April 1, 2017 , (iii) the mandatory investments plan, and (iv) the methodology of the six-month adjustments. See additionally “—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas.”

Natural gas export administration and domestic supply priorities

In March 2004, the Argentine Secretariat of Energy issued S.E. Resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

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

In March 2004, the Undersecretariat of Fuels, pursuant to the authority given to it under S.E. Resolution No. 265/04, issued S.S.C. Regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, S.S.C. Regulation No. 27/04 established a limit on natural gas export authorizations, which, absent an express authorization by the Undersecretariat of Fuels, may not be executed for volumes exceeding exports registered during 2003.

In June 2004, the Argentine Secretariat of Energy issued S.E. Resolution No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for the program created by S.S.C. Regulation No. 27/04). Under S.E. Resolution No. 659/04 (amended by S.E. Resolution No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

This program was further amended and supplemented by S.E. Resolution No. 752/05 issued by the Argentine Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Argentine Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (“Permanent Additional Supply”), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, S.E. Resolution No. 659/04 and S.E. Resolution No. 752/05, the Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to redirect natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions, and have invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings.”

S.E. Resolution No. 752/05 also establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the Argentine Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the Argentine Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above.

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price, net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Permanent Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. S.E. Resolution No. 1886/06, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

By means of S.E. Resolution No. 1329/06, later supplemented by S.S.C. Note No. 1011/07, the Argentine Secretariat of Energy required producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligated transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, we and most gas producers, as well as the transportation companies in Argentina, received instructions from the government to decrease exports, except for certain volumes addressed to satisfy Chilean residential consumption and other specific consumption.

National Decree No. 893/2016, dated July 25, 2016, determined that MINEM would be empowered to regulate the award of export permits for the following purposes: i) to deliver assistance with natural gas emergency situations of foreign countries, and ii) to replace natural local transport restrictions by means of utilizing foreign transportation infrastructure to ease transportation of natural gas within the Argentine market and allow for an increase in local production.

MINEM Resolution No. 8/2017 regulated National Decree No. 893/2016, establishing an especial procedure to grant natural gas export permits subject to importing commitments. Solicitors for both types of permits will have to commit to importing the volumes of natural gas exported and to indemnify the Argentine government for breaching such obligation, including the payment of 150% of the import costs incurred by the Argentine government to replace the outstanding natural gas. Permits would be extended for a maximum period of two years and are subject to possible termination in the event that public interest makes it convenient for local market supply in accordance with MINEM’s criteria.

On January 8, 2017, export duties on hydrocarbon exports established by Law No. 26,732 ceased to be enforceable. Thereafter, there will be no export duties on natural gas exports.

Liquefied petroleum gas

Law No. 26,020, enacted on March 9, 2005, sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

•	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

•	protects the trademarks of LPG bottlers;

•	creates a reference price system, pursuant to which the Argentine Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

•	requires the Argentine Secretariat of Energy to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the CNDC, analyze the composition of the LPG market and its behavior, in order to establish limitations on market concentration in each phase, or limitations to the vertical integration throughout the chain of the LPG industry (such limitations apply to affiliates, subsidiaries and controlled companies);

•	grants open access to LPG storage facilities; and

•	creates a fiduciary fund to finance bottled LPG consumption for low-income communities in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible. The fiduciary fund is funded through the following mechanisms: (i) penalties established by Law No. 26,020, (ii) assignments from the General State Budget, (iii) funds from special credit programs that may be arranged with national or international institutions, and (iv) funds that may be assessed by the Argentine Secretariat of Energy on participants in the LPG industry.

The Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Argentine Secretariat of Energy approved the method for calculating the LPG export parity, to be updated monthly by the Undersecretariat of Fuels. In 2007, the Argentine Secretariat of Energy increased the LPG volumes to be sold to bottlers at the reference prices set forth in the unconventional above mentioned resolutions.

Disposition No. 168/05 of the Undersecretariat of Fuels requires companies intending to export LPG to first obtain an authorization from the Argentine Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into the Complementary Agreement which, among other objectives, seeks to stabilize the price of LPG in the domestic market. The Complementary Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Complementary Agreement requires LPG producers to supply LPG bottlers with a prescribed volume and accept the price per ton set forth in the Complementary Agreement. The Complementary Agreement was then extended in the following years until 2015 with certain modifications in quantities and prices to be provided every year.

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

Electricity

Through Resolution No. 06/2016, published in January 2016, MINEM established new seasonal reference prices of power and energy in the MEM from February 1, 2016 to April 30, 2016. The resolution also establishes a stimulus plan, with reference prices for residential consumers that reduce their consumption over the same month in 2015, and a social tariff.

Through Resolution No. 41/2016, published in January 2016, which modifies Resolution No. 06/2016, MINEM established new seasonal reference prices of power and energy in the MEM from May 1, 2016 to October 31, 2016. It also confirms the applicability of the stimulus plan and social tariff until October 31, 2016.

Through Resolution No. 20/2017, published in January 2017, MINEM established, among other things, new seasonal reference prices of power and energy in the MEM from February 1, 2017 to April 30, 2017.

National Decree No. 531/2016, dated March 31, 2016, regulates Law No. 27,191 (regarding the national incentive for the use of renewable sources to generate electricity) and, among other things, establishes that “big consumers” shall contract for or co-generate renewable energy to comply with the obligation to consume 8% of its electricity from renewable sources, by December 2017. If such requirement is not met, the “big consumers” will be punished with a fine equal to the variable cost of producing the unmet electricity by a thermos-electrical power plant with imported gasoil fuel.

Argentine Secretariat of Electric Power Resolution No. 22/2016, dated March 30, 2016, modified Resolution No.482/2015, adjusting the remuneration components for power generators that adhered to Resolutions No. 95/2013, 529/2014 and 482/2015, retroactively to February 2016.

MINEM Resolution No. 41/2016, dated April 13, 2016, establishes new prices on the natural gas at PIST for each basin which would then be acquired for electric generation purposes and therefore commercialized within the MEM or generally destined to the satisfy the electricity distribution services.

Through Resolution No. 19/2017, published in January 2017, MINEM, through its Secretariat of Electric Power established a new set of prices for installed electricity generation facilities for any new contracts regarding guaranteed energy offers. Prices have been dollarized and represent an increase with respect to those in force in 2016. Resolution No. 19/2017 also determined a stimulus mechanism towards operative efficiency.

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

In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits, or concessions accruing from activity as such holders, might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than us has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the National Executive Office provides that we are also subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed-value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax. Through Laws No. 26,028 and 26,181, new taxes on diesel and gasolines sales have been established.

Reduction in tax rates for fuels

On December 30, 2014, Decree No. 2579/2014 set forth a reduction in fuel taxes established by Laws No. 23,966 and 26,181 with respect to diesel and unleaded gasoline products. The reductions took effect on January 1, 2015.

Export taxes

In 2002, the Argentine government began to implement customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and on gasoline and diesel oil to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and NGLs was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the framework agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007, the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.

Resolution No. 394/07 of the Ministry of Economy, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeded the reference price, which was fixed at U.S.$60.90/barrel, the producer should be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price was under the reference price but over U.S.$45/barrel, a 45% withholding rate would apply. If such price was under U.S.$45/barrel, the applicable export tax was to be determined by the Argentine government within a term of 90 business days. Through Resolution No. 1/2013 of the Ministry of Economy and Public Finances, Resolution No. 394/07 was amended, increasing cutoff values from U.S.$42/barrel to U.S.$70/barrel, and the reference price from U.S.$60.90 to U.S.$80 for crude oil. This means that when the international price of crude oil was over U.S.$80/barrel, the local producer would be allowed to collect at U.S.$70/barrel, with the remainder being withheld by the Argentine government.

However, on December 31, 2014, Resolution No. 1077/2014 was published in the Official Gazette and repealed Resolution No. 394/07, as amended, setting forth a new withholding program based on the “International Price.” The International Price is calculated based on the Brent value for the applicable month less U.S.$8 per barrel. The new program establishes a 1% general nominal withholding applicable to all products covered by the resolution, including crude oil, diesel, gasoline and lubricants, as well as other petroleum products, to the extent that the International Price is below U.S.$71 per barrel. The resolution further provides an increasing variable withholding rate on crude oil exports to the extent the International Price exceeds U.S.$71 per barrel. As a result, the maximum price a producer may charge is approximately U.S.$70 per barrel exported, depending on the quality of crude sold. The resolution also sets forth increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when the International Price exceeds U.S.$71 per barrel at rates that allow the producer to receive a portion of the price increase.

Resolution No. 127/08 of the Ministry of Economy increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the framework agreement between Argentina and Bolivia mentioned above). Resolution No. 127/08 provides, with respect to LPG products (including butane, propane and blends thereof), that if the international price of the relevant LPG product, as reported daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the resolution (U.S.$338/cm for propane, U.S.$393/cm for butane and U.S.$363/cm for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the resolution for the relevant product (U.S.$233/cm for propane, U.S.$271/cm for butane and U.S.$250/cm for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

Export duties on hydrocarbons were established by Law No. 25,561 of Public Emergency, for a term of five years. This term was extended by five more years by Law No. 26,732. The second extension expired on January 7, 2017, and since its term has not been extended, it ceased to be in force. As a result, export duties on hydrocarbons are no longer imposed.

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

Decree No. 1722/2011 of October 26, 2011 requires all oil and gas companies (including YPF), among other entities, to repatriate 100% of their foreign currency export receivables. Although the mandatory requirement imposed by Decree No. 1722/2011 remains in force and effect, its practical application was essentially relaxed during 2016, since the term required for the repatriation of foreign currency export receivables was significantly extended, from 30 calendar days as of December 2015, up to 5 years on December 2016, through Argentine Secretariat of Commerce Resolutions No. 91/2016 and 242/2016. More recently, the Argentine Secretariat of Commerce issued Resolution No. 47-E/2017 in January 2017, which extended such term up to 10 years.

ITEM 4A.	Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. See “Item 4. Information on the Company—History and Development of YPF—Overview.”

Presentation of Financial Information

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements are fully compliant with IFRS.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions. Interest in joint operations and other agreements which give the Company a percentage contractually established over such percentage in the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the assets, liabilities, income and expenses related to each contract. See Note 2.a to the Audited Consolidated Financial Statements for additional information.

The financial data contained in this annual report as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014 has been derived from our Audited Consolidated Financial Statements included in this annual report, which were approved at the Board of Directors’ meeting and authorized to be issued on March 9, 2017 and which include subsequent events until such date.

Finally, certain oil and gas disclosures are included in Note 35 to the Audited Consolidated Financial Statements included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business into the following segments: (i) Upstream, which consists of our “Upstream” segment; (ii) Downstream, which consists of our “Refining and Marketing” and “Chemicals” segments; (iii) Gas and Power, which consists of our “Natural Gas Distribution and Electricity Generation” segment; and (vi) Corporate and other, which consists of our “Corporate and Other” segment. In connection with our segment reporting, see Note 5 to our Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business Organization.”

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Statement of Comprehensive Income

	For the Year Ended December 31,
	2016	2015	2014
	(in millions of pesos)
Revenues	210,100	156,136	141,942
Costs	(177,304)	(119,537)	(104,492)

Gross profit	32,796	36,599	37,450
Administrative expenses	(7,126)	(5,586)	(4,530)
Selling expenses	(15,212)	(11,099)	(10,114)
Exploration expenses	(3,155)	(2,473)	(2,034)
Impairment of property, plant and equipment and intangible assets	(34,943)	(2,535)	—
Other operating results, net	3,394	1,682	(1,030)
Operating income	(24,246)	16,588	19,742
Income on investments in companies	588	318	558
Financial income (expense) net	(6,146)	12,157	1,772

Net income before income tax	(29,804)	29,063	22,072
Income tax	1,425	(24,637)	(13,223)
Net income	(28,379)	4,426	8,849
Total other comprehensive income	27,414	43,758	16,276

Total comprehensive income	(965)	48,184	25,125

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation of domestic pricing;

•	export administration by the Argentine government and domestic supply requirements;

•	international and domestic prices of crude oil and oil products;

•	our capital expenditures and financing availability;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in Argentina;

•	taxes, including export taxes;

•	regulation of capital flows;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import regulations; and

•	interest rates.

Our operating income in 2016 decreased by 246.2% compared to 2015. This decrease was attributable to, among other things, the recognition of a loss in the value of assets at the time of completion of the evaluation of impairment of properties, plant and equipment and intangible assets as mentioned below under “—Principal Income Statement Line Items—Impairment of property, plant and equipment and intangible assets,” an increase in depreciation of properties, plant and equipment as a result of the higher investment in properties, plant and equipment and asset remeasurement in pesos, as a result of the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company. Other factors that contributed to this decrease in operating income include increased royalties, driven mainly by higher crude oil prices at the wellhead and higher natural gas prices, higher costs of sales and general cost increases (mainly preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties). This increase in costs is attributable mainly to price increases in Argentina. The above-mentioned negative effects were partially offset mainly by the increase in domestic prices of diesel, gasoline and natural gas and by the deconsolidation of the Maxus Entities (see Note 27 to the Audited Consolidated Financial Statements).

Our business is inherently volatile due to the influence of external factors, such as internal demand, market prices, availability of financial resources for our business plan and its corresponding costs and government regulations. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods. We will continue to focus on increasing productivity and efficiency in 2017. We believe that we need to create a more efficient industry that is sustainable in a lower crude oil price environment. Therefore, we estimate that we will not see production growth this year (estimated to be 2% lower compared to 2016 on a boe basis, but expect to increase our gas production compared to 2016). We do not expect to cut capital expenditures significantly during 2016 compared to 2015. Notwithstanding the foregoing, a slight reduction in capital expenditures in our Downstream segment is expected to be compensated by an increase of capital expenditures in our Gas and Power segment (mainly in conection with projects that we expect will improve our efficiency in our Upstream operations). We note that gas capital expenditures are expected to be higher than oil capital expenditures during 2017. In addition, we expect to continue to explore partnerships to explore shale potential in Argentina, as we see partnerships as critical given the size of the opportunity in shale areas.

Most of our shale oil production comes from the Loma Campana area through our joint venture with Chevron, which was the first and largest farm-out. As we gathered more experience, drilling activity migrated to horizontal wells, obtaining wells with a promising relation between expected EURs and well costs. As we pushed forward several initiatives to improve efficiency and significantly reduce well costs, we reached at the end of 2016 an average well cost of approximately U.S.$8.2 million for each horizontal well of 1,500 meters in lateral lengh and 18 frac stages (approximately 40% lower than the average cost in 2015). Our strategy is to continue to invest and de-risk, but at a slower pace than the last couple of years.

Crude oil prices in Argentina were recently renegotiated among market participants, which had previously been set at levels above current international oil prices, with the goal of bringing domestic prices in line with international prices in the short term, taking into account that domestic prices and costs had previously been decoupled from international prices. In January 2017, we increased diesel and gasoline prices and expect to continue to increase diesel and gasoline prices in Argentine peso terms throughout 2017, mainly considering the agreement reached by market participants (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions”). Nevertheless, we cannot assure we will have the chance to implement those increases, principally considering the relevant conditions that affect the domestic market such as demand and inflation, among others.

We expect to implement fuel price increases following Argentine peso and biofuel pricing evolution. We expect to preserve refining margins and do not expect refining margins to decrease going forward.

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

After the growth in 2010 and 2011, several factors led to a decrease in growth of the Argentine economy in 2012 and 2013. The growth of the global economy was not as strong as expected following the easing of U.S. economic crisis that started in 2007, and financial volatility continued at high levels. The decline in the price of Brent crude to below U.S.$50 per barrel, among other things, presents a complicated international scenario that creates uncertainty about the future performance, including potential downside risks, of developed and emerging economies, including Argentina.

Mauricio Macri was elected president of Argentina, and his administration took office on December 10, 2015. The new administration has been facing and continues to face challenges in respect of Argentina’s economy, such as reducing the rate of inflation, the devaluation of the Argentine peso, improving the competitiveness of the local industries and normalizing or adjusting prices of certain goods and services, such as electricity and natural gas for certain residential consumers of Argentina. Some of the measures necessary to meet these objectives could be unpopular and generate political and social opposition or unrest. As a result, it is difficult to predict the impact of these measures on the Argentine economy as a whole and the energy sector in particular, including revisions and reforms to pricing mechanisms for oil and gas and elimination of energy subsidies, as well as other policy changes that may affect the energy sector. This includes decisions that the new administration has already taken, such as the elimination of exchange restrictions, the partial adjustment of gas and electricity prices, or future measures it may take to address inflation or changes to the exchange rate. Uncertainty regarding the measures to be taken on the economy could further lead to price volatility of Argentine companies, including in particular companies like ours in the energy sector, given the high level of regulation. In addition, there can be no assurance that current government programs and policies that apply to the oil and gas sector will continue to be in place in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

According to the IMF’s estimates, global economic growth reached 3.1% in 2015, although the rate of growth or, in some cases, contraction, varied significantly from region to region. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). However, on January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that since 2006 its administration has been irregular and due to that they revised the published data from 2005 to 2015. As a result of this revision, the GDP growth rate for 2013 and 2014 was revised from 2.9% to 2.4% and from 0.5% to a decline rate of 2.5%, respectively. As of the date of this annual report, Argentina’s provisional GDP growth rate for 2015 and the preliminary GDP growth rate for 2016 published by INDEC were positive 2.6% and negative 2.3%, respectively.

The official exchange rate of the Argentine peso to the U.S. dollar as of December 31, 2015 was Ps. 13.01 per U.S.$1.00, a devaluation of approximately 52% compared to Ps. 8.55 per U.S.$1.00 as of December 31, 2014. In addition, as of December 31, 2016, the peso fell to Ps. 15.85 per U.S.$1.00, a devaluation of approximately 21.9% compared to the rate as of the end of 2015.

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively, and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the Argentine government established a new consumer price index known as the IPCNU that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU increased 23.9% in 2014. In 2015, the new administration of INDEC published an alternative CPI that showed an increase of 26.9%. In 2016, the alternative CPI, from January to April, increased 4.1%, 4.0%, 3.3% and 6.5%, respectively, and from May to December, a new CPI was published that showed increases of 4,2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1,6% and 1.2% respectively. In January and February 2017, the provisional CPI increased 1.3% and 2.5%, respectively.

The wholesale price index increased 28.3% and 34.5% in 2014 and 2015, respectively. In January and February 2017, the provisional wholesale price index increased 1.5% and 1.7%, respectively. Before the new administration took office, certain private sector analysts believed that inflation was significantly higher than the rate published by INDEC.

See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

During 2016, Argentina’s provisional trade balance was a surplus of approximately U.S.$2.1 billion according to preliminary estimates from INDEC, with total exports of approximately U.S.$57.7 billion during 2016, representing a 1.6% increase compared to the same period in 2015. Total imports were approximately U.S.$55.6 billion, representing a decrease of 6.9% compared to the same period in 2015.

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

In 2016, following the continuous drop in the average international price of Brent crude, a new reduction of approximately 10% in the domestic crude oil price per barrel compared to the price in effect on December 31, 2015 was agreed upon. This change stemmed from negotiations between producers, refiners and MINEM, whereby it was agreed to reduce the domestic price of Medanito crude and Escalante crude since January 2016 until July 2016 to U.S.$67.50 and U.S.$54.90 per barrel, respectively. In addition, in August 2016 a new agreement between producers, refiners and MINEM provided for a new gradual reduction in the domestic crude oil price per barrel by 2% per month in August, September and October for a 6% aggregate drop before November 2016.

In 2017, continuing with the gradual reduction of crude oil prices in the domestic market, an agreement among producers, refiners and MINEM was reached to attain price parity with international markets during the course of 2017 and sustain domestic production and labor sources. This agreement establishes decreasing prices for domestic crude oil during 2017, with the aim of reaching the price of Brent crude in the international market as of the effective date of the agreement. As a starting point, a reference price of U.S.$59.40 and U.S.$48.30 was set for Medanito and Escalante crude, respectively, for January 2017, with a gradual reduction to U.S.$55.00 and U.S.$47.00, respectively, in July 2017 and maintaining those prices until December 2017, provided that the price of Brent crude oil and the exchange rate of the Argentine peso to the U.S. dollar remains within certain parameters. It was also agreed that imports of crude oil and petroleum products as a complement to domestic production of these hydrocarbons will be subject to the shortage of both products in the domestic market, for which MINEM will promote the creation of a registry of imports of crude oil and derivatives to ensure the full utilization of domestic production within the constraints of production and processing of each producer and/or refiner.

Additionally, the agreement establishes mechanisms to adjust fuel prices in the domestic market in 2017. During the first quarter of 2017, no additional increases will be made from the 8% already granted during January 2017 and from April 1, 2017, prices of fuels may be adjusted on a quarterly basis to reflect the impact of changes in crude oil prices, biofuels and changes to the exchange rate, in accordance with the formula established in the agreement.

Notwithstanding the foregoing, the agreement will be in force to the extent that the price of the dollar and/or the price of Brent crude oil is not outside certain parameters established in the agreement, in which case the terms of the agreement will be suspended, with the exception of the creation of the registry of imports of crude oil and derivatives, and the reference prices may be renegotiated.

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

On December 17, 2015, as a result of Decree No. 134/2015, the new government declared an emergency of the national electricity system until December 31, 2017 and instructed the Ministry of Energy and Mining to develop and propose measures that would ensure power supply under adequate technical conditions. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Electricity,” “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year Ended December 31,
	2016	2015	2014
Crude Oil in Argentina
Production (mmbbl)	178.96	186.63	189.40
Exports (mmbbl)	16.48	13.27	13.41
Imports (mmbbl)	5.79	1.84	3.45
Diesel Fuel in Argentina
Sales (mcm) (1)	14,324.35	14,290.54	14,012.95
Production (mmbbl)	11,945.86	12,181.12	11,521.57
Exports (mcm)	5.87	1.84	123.99
Imports (mcm)	—	1,933.69	2,001.31
Gasoline in Argentina
Sales (mcm)(1)	8,848.96	8,720.81	8,360.31
Production (mmbbl)	8,431.55	8,320.07	7,280.89
Exports (mcm)	—	—	—
Imports (mcm)	246.52	15.00	449.16

(1)	Includes domestic market sales.

Source: Argentine Secretariat of Energy

Policy and regulatory developments in Argentina, including the Expropriation Law

The Argentine oil and gas industry has been subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that do not keep pace with those prevailing in international markets (which usually resulted in lower local prices compared to prevailing international market prices before the recent decrease in international oil prices); (ii) export and import regulations; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported, before the recent decrease in international oil prices and before Law No. 26,732 ceased to be in force, which established export duties; (v) increasingly higher investment and costs expenditure requirements in order to satisfy domestic demand and (vi) increasingly higher taxes, although certain taxes have recently declined as a result of the incentives set by the Argentine government in response to the decrease in international oil prices to promote domestic activity. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government.” These governmental pricing and tax policies have been implemented in an effort to satisfy increasing domestic market demand and, recently, to incentivize domestic activity as a result of recent decreases in international oil prices. As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•	Price administration. In order to support economic growth, the Argentine government has sought a number of policies and measures to limit increases in hydrocarbon prices which could directly affect final consumers. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” for additional information. Notwithstanding the foregoing, the Argentine government has implemented from time to time certain price and investment incentives for certain products which allowed companies to receive increased prices mainly in connection with investments and certain sales. See above “—Gas programs” and “—Refining Plus and Petroleum Plus programs.”

•	Export administration. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations partially restricting the export of certain hydrocarbon products. These regulations have impacted our export sales as described in “—Declining export volumes.”

•	Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. On January 8, 2017, Law No. 26,732, which established export duties on hydrocarbon exports, ceased to be in force. For more information, see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Taxation.”

•	Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs. See “—Cost of sales.”

•	Gas programs. Since 2013, different types of gas programs have been created. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Natural Gas.”

•	Refining Plus and Petroleum Plus programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008 created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by S.E. Resolution No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In February 2012, by Notes No. 707/12 and 800/12 of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” and the “Petroleum Plus” programs have been temporarily suspended. The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the programs have already been achieved. Executive Decree No. 1330/2015 of July 13, 2015 declared the termination of the “Petroleum Plus” program, establishing compensation in public bonds (“BONAR 2024”). As of the date of this annual report, YPF has not been compensated for the benefits accrued and not yet redeemed by YPF.

•	Affidavit Import . On January 5, 2012, the Federal Administration of Public Revenue (“AFIP”) issued Resolution No. 3252, which requires importers to submit a sworn declaration prior to the placing of a purchasing order for all imports to Argentina, with effect from February 1, 2012. Depending on the nature of the goods to be imported as well as other criteria, certain State agencies may have access to this declaration and can raise objections. The criteria for the approval or rejection of the sworn declaration are not legally defined. On December 23, 2015, the Ministry of Production published Resolution No. 5/2015, which reinstated the automatic and non-automatic import licenses. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government— Automatic and Non-Automatic Import Licenses.”

•	Cross-border services information reporting. On February 9, 2012, the AFIP issued Resolution No. 3276, which requires Argentine individuals and companies that employ the services of providers located outside of Argentina, where the fee for such services is equal to or greater than U.S.$100,000, to submit a sworn declaration in respect of such services, with effect from April 1, 2012.

The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Item 3. Key Information—Risk Factors— Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.”

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price administration, generally not kept pace with international and regional prices. Notwithstanding the foregoing, and as a result of export taxes in 2016, 2015 and 2014, affecting hydrocarbon products (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Taxation”), prices in the export market do not materially differ from those prevailing in the domestic market.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2016	2015	2014
	(units sold)
Product
Natural gas (mmcm)	0	2	9
Gasoline (mcm)	125	90	72
Fuel oil (mtn)(1)	375	462	607
Petrochemicals (mtn)	202	301	254

(1)	Includes bunker oil sales of 375 mtn, 462 mtn and 607 mtn in 2016, 2015 and 2014, respectively.

Due to the decreased export product volumes indicated above, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 7.8%, 7.9% and 17.1% of our consolidated revenues in 2016, 2015 and 2014, respectively. Export duties are accounted for as tax expenses in our Audited Consolidated Financial Statements.

The Argentine government currently requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Argentine Ministry of Energy and Mining by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel oil production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel oil have been substantially restricted.

International oil and gas prices and Argentine export taxes

Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices surged, prior to significant price decreases since late 2014. Notwithstanding the foregoing, the Argentine government launched a series of measures designed to sustain the activity and production in the domestic oil industry, including reductions to withholding taxes applicable to exports of certain petroleum products. For a description of these taxes, reference prices and prices allowed to producers, see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Taxation.”

On January 8, 2017, Law No. 26,732, which established export duties on hydrocarbon exports, ceased to be in force. For a description of these taxes, reference prices and prices allowed to producers, see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Taxation.”

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically much higher in the winter to the residential sector of the Argentine domestic market, the prices for which are significantly lower than in other sectors of the Argentine market. Notwithstanding the foregoing, under the Gas Plan, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in the Gas Plan, and will be subject to approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. The natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

Critical Accounting Policies

Our accounting policies are described in Note 2.a to the Audited Consolidated Financial Statements. IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities in our financial statements. Actual results could differ from those estimates. We consider the following policies or matters to be most critical in understanding the judgments that are involved in preparing our Audited Consolidated Financial Statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

•	Functional and reporting currency. See Note 2.b.1 to the Audited Consolidated Financial Statements.

•	Impairment of long-lived assets. See Notes 2.b.8 and 2.b.9 to the Audited Consolidated Financial Statements. Furthermore, for additional information regarding assumptions used for our impairment calculation as of December 31, 2016, see Note 2.c to the Audited Consolidated Financial Statements.

•	Depreciation of oil and gas producing properties. See Note 2.b.6 to the Audited Consolidated Financial Statements.

•	Asset retirement obligations. See Note 2.b.6 to the Audited Consolidated Financial Statements.

•	Environmental liabilities, litigation and other contingencies. See Notes 14.a.4, 27.a and 28.b to the Audited Consolidated Financial Statements.

•	Income tax and deferred tax. See Note 15 to the Audited Consolidated Financial Statements.

In connection with the disclosure of the impact that recently issued accounting standards will have on financial statements in future periods, see Note 2.b.24 to the Audited Consolidated Financial Statements as of December 31, 2016.

In addition, for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Exploration and Production—Oil and Gas reserves.”

During 2016, YPF recorded an impairment for property, plant and equipment of Ps. 34,943 million. As discussed in Note 2.c to the Audited Consolidated Financial Statements as of December 31, 2016, the recoverable amount of property, plant and equipment and intangible assets analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value.

As a result of negotiations between Argentine producers and refiners in the second half of 2016, there has been a gradual 6% reduction in the prices of sales of Medanito and Escalante crude oil on the local market (2% monthly as of August 2016). Moreover, in January 2017, the producers and refiners reached a new agreement for the transition to international prices, in which a path of prices was established for the sale of oil in the domestic market, for the purpose of achieving parity with the international market during 2017. This readjustment of prices in the domestic market and other signs that would point to a convergence with international prices in the near future, coupled with a decline in the prices expected in the medium term compared to the estimates as of December 31, 2015, have been considered evidence of impairment of the value of the assets of the CGU Oil—YPF.

Accordingly, the following local market price assumptions have been taken into account for different varieties of crude oil in order to set such expectations: (i) for 2017, it derives from the prices agreed upon between producers and refiners mentioned above which result in prices of US$ 57.50/bbl for Medanito crude oil and US$ 49.10/bbl for Escalante crude oil; (ii) for 2018, 2019 and 2020, the local market prices have been estimated based on international price estimates based on available analyst consensus; and (iii) subsequently, estimated prices rise based on predicted inflation in the United States.

For fiscal year 2016, the discount rate used has been 8.67% after taxes (the discount rate used for fiscal year 2015 was 10.33% after taxes).

Based on the aforementioned methodology, the CGU Oil—YPF recorded an impairment for property, plant and equipment in the Upstream segment of Ps. 34,943 million and Ps. 2,361 million as of December 31, 2016 and 2015, respectively, mainly due to the expected decrease in the oil price, together with the evolution of cost behavior in terms of macroeconomic variables and the operational behavior of YPF’s assets.

The recoverable value of the CGU Oil—YPF, after taxes, amounts to 71,495 and 76,829 as of December 31, 2016 and 2015, respectively.

In addition, as of December 31, 2015, YPF recorded a charge for impairment of property, plant and equipment, with respect to the CGU-Oil—YPF Holdings, which grouped the assets of the crude oil production fields in the United States which amounted to Ps. 94 million, due to a reduction in international crude oil prices. The fair value of the CGU Oil—YPF Holdings amounted to Ps. 179 million. YPF also recorded an impairment charge of intangible assets of Ps. 80 million related to rights in exploratory areas whose recoverable value was zero. During the current year, this CGU was deconsolidated.

It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed ceiling test calculation. These factors include, but are not limited to, future prices, operating costs and negotiated savings, foreign exchange rates, capital expenditures timing and negotiated savings, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, and tax attributes. According to the foregoing, and in connection with impairment of long-lived assets according to our estimation as of December 31, 2016, if the average of the oil prices used for impairment tests as of December 31, 2016 were reduced by U.S.$5 each year, holding all other factors constant, our ceiling test limitation related to the net book value of our proved oil properties would be reduced by approximately U.S.$2.0 billion. As a result of the estimated reduction in the ceiling test limitation, a negative charge of U.S.$1.3 billion would be recorded, net of the effect in the income tax. This hypothetical calculation was prepared assuming all other factors remain constant to isolate the impact of commodity prices on our ceiling test limitation. Consequently, as noted above, actual cash flows may be materially affected by other factors. There are numerous uncertainties inherent in the estimation present value of future cash flow, so this hypothetical calculation should not be construed as indicative of our development plans or future results. For more information on recent declines in the international Brent crude oil prices, domestic crude oil prices and domestic gasoline prices, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.” For information regarding our domestic oil prices and reserves sensitivity analysis, See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our oil and natural gas reserves are estimates.”

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Revenues

Revenues include primarily our consolidated sales of crude oil and natural gas and refined fuel and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Customs duties on exports are accounted as selling expenses in our consolidated results of operations. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted from revenues. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 19 to the Audited Consolidated Financial Statements.

Costs

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the year ended December 31,
	2016	2015	2014
	(in millions of pesos)
Inventories at beginning of year	19,258	13,001	9,881
Purchases for the year	48,760	33,886	35,951
Production costs (1)	127,075	85,550	68,840
Translation effect	4,031	6,358	2,821
Inventories at end of year	(21,820)	(19,258)	(13,001)

Costs	177,304	119,537	104,492

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the year ended December 31,
	2016	2015	2014
	(in millions of pesos)
Salaries and social security costs	10,228	7,566	5,341
Fees and compensation for services	1,037	775	554
Other personnel expenses	2,773	2,303	1,622
Taxes, charges and contributions	1,861	1,144	2,260
Royalties and easements	17,114	11,932	9,503
Insurance	1,037	831	705
Rental of real estate and equipment	5,097	3,360	2,630
Depreciation of properties, plant and equipment	43,077	25,706	19,201
Amortization of intangible assets	499	185	140
Industrial inputs, consumable material and supplies	5,732	3,801	3,415
Operational services and other service contracts	10,494	6,261	5,297
Preservation, repair and maintenance	16,710	14,231	11,322
Transportation, products and charges	6,952	4,796	3,874
Fuel, gas, energy and miscellaneous	4,464	2,659	2,976

Total	127,075	85,550	68,840

Our cost of sales accounted for 84.4%, 76.6% and 73.6% of our consolidated revenues in 2016, 2015 and 2014, respectively. Our cost of sales increased by 48.3%from 2015 to 2016, mainly as a result of: (i) increased purchases of crude oil from third parties driven by the increase in oil prices in pesos in the domestic market; (ii) increased royalties, driven mainly by higher crude oil prices at the wellhead as a result of the foregoing and higher natural gas prices; (iii) higher labor costs; (iv) higher costs related to the renegotiation of certain service contracts; (v) increased depreciation of properties, plant and equipment as a result of the higher investment in properties, plant and equipment and asset remeasurement in pesos as a result of the devaluation of the Argentine peso against the U.S. dollar, which is our functional currency and (vi) no insurance compensation was recorded in 2016, compared to Ps. 1,688 million of insurance compensation recorded in 2015, related to a fire that occurred at the La Plata refinery in April 2013 and a fire that occurred at the Cerro Divisadero crude oil treatment plant in March 2014. All of this was partially offset by decreased purchases of crude oil and refined products, principally gasoline and diesel, in the international market driven by lower volume.

Other operating results, net

Other operating results, net principally include provisions for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

The following items, among others, are also included as of December 31, 2016: (i) the deconsolidation process of the Maxus group of entities, (ii) the income generated by the Area Magallanes Integral Project (“PIAM”), (iii) the temporary economic assistance received by Metrogas in accordance with Resolution No. 312-E/2015 2016 of the Argentine MINEM and (iv) the incentive for domestic manufacturers of capital goods received by A-Evangelista in accordance with the provisions of the Decree No. 379/2001 of the Ministry of Economy. For more information on the Metrogas temporary economic assistance, see Note 22 and 30 to the Audited Consolidated Financial Statements as of December 31, 2016.

Financial income (expense), net

Financial income (expense), net consists of the net of gains and losses on interest paid and interest earned and foreign currency exchange differences.

Taxes

The effective income tax rates for the periods discussed in this annual report differ from the statutory tax rate (35%) mainly because: the registration of the deferred income tax as a result of the effect of applying the current tax rate (35%) on the difference generated between the tax basis of fixed and intangible assets (for which any asset remeasurement from the original value in pesos is not acceptable under income tax law) and their book value under IFRS, measured in its functional currency and converted into pesos, as described in Note 2.b.1 to our Audited Consolidated Financial Statements. See Note 15 to the Audited Consolidated Financial Statements for a more detailed description of the difference between statutory income tax rate and effective income tax rate.

Results of Operations

Consolidated results of operations for the years ended December 31, 2016, 2015 and 2014

The following table sets forth certain financial information as a percentage of revenues for the years indicated.

	Year Ended December 31,
	2016	2015	2014
	(percentage of revenues)
Revenues	100.0	100.0	100.0
Costs	(84.4)	(76.6)	(73.6)

Gross profit	15.6	23.4	26.4
Administrative expenses	(3.4)	(3.6)	(3.2)
Selling expenses	(7.2)	(7.1)	(7.1)
Impairment of property, plant and equipment and intangible assets	(16.6)	(1.6)	—
Other operating results, net	1.6	1.1	(0.7)
Exploration expenses	(1.5)	(1.6)	(1.5)

Operating (loss) income	(11.5)	10.6	13.9

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. Due to the decreased export product volumes, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 7.8%, 7.9% and 17.1% of our consolidated revenues in 2016, 2015 and 2014, respectively.

Domestic Market

	Year Ended December 31,

	2016				2015				2014
Product	Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)
			(in pesos)				(in pesos)				(in pesos)
Natural gas	13,816	mmcm	2,636	/mcm	14,009	mmcm	1,571	/mcm	13,535	mmcm	1,284	/mcm
Diesel	7,803	mcm	9,096	/cm	8,134	mcm	6,970	/cm	8,166	mcm	6,280	/cm
Gasoline	4,828	mcm	9,580	/cm	4,894	mcm	7,141	/cm	4,723	mcm	6,261	/cm
Fuel oil	1,226	mtn	7,869	/ton	1,387	mtn	5,095	/ton	1,129	mtn	4,505	/ton
Petrochemicals	629	mtn	6,465	/ton	587	mtn	5,620	/ton	643	mtn	6,109	/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets

	Year Ended December 31,

	2016				2015				2014
Product	Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)
			(in pesos)				(in pesos)				(in pesos)
Gasoline	54	mcm	10,061	/cm	50	mcm	7,843	/cm	65	mcm	7,334	/cm
Fuel oil	375	mtn	3,864	/ton	462	mtn	2,972	/ton	607	mtn	4,382	/ton
Petrochemicals (2)	202	mtn	11,638	/ton	301	mtn	5,694	/ton	254	mtn	7,751	/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2016 were Ps. 210,100 million, representing a 34.6% increase compared to Ps. 156,136 million in 2015. Among the main factors contributing to the increase were:

•	Diesel revenues increased by Ps. 14,303 million, or 25.2%, as a result of an increase in the average price for diesel mix of 30.5%, partially offset by a decrease in sales volumes of 4.1%, despite an 8.3% increase in sales volumes of Infinia diesel, a premium diesel;

•	Gasoline revenues increased by Ps. 11,298 million, or 32.3%, primarily as a result of an increase in the average price for gasoline mix of 34.1%, partially offset by a decrease in sales volumes of 1.3%, despite an 1.1% increase in sales volumes of Infinia gasoline;

•	Fuel oil revenues in the Argentine domestic market increased by Ps. 2,583 million, or 36.6%, primarily as a result of an increase in the average price of 54.5%, partially offset by a decrease in sales volumes of 11.6%;

•	Natural gas revenues increased by Ps. 14,409 million, or 65.5%, primarily as a result of an increase of 67.8% in the average sale price in Argentine peso terms (or a 5.8% increase in U.S. dollar terms), which includes not only higher prices from third parties but also the Gas Plan, which increased the average prices obtained by YPF as a result of increasing YPF’s natural gas production, partially offset by a decrease in sales volumes of 1.4%;

•	Natural gas revenues to the retail segment (residential and small general service category) increased by Ps. 2,866 million, or 78.0%, primarily due to an increase in the average price of approximately 60.1% and an increase in sales volumes of 11.2%;

•	Export revenues increased by Ps. 4,054 million, or 33.0%, primarily due to increases in exports of flour, grains and oils of 38.8%, aerokerosene of 29.0%, and petrochemicals of 37.2%, all due to an increase in average prices in Argentine peso terms, partially offset by decreases in sales volumes; and

•	Partially compensating for the effect of the above mentioned increments, in 2015, the Company recorded Ps. 1,988 million of revenue corresponding to the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) set forth under Resolution No. 14/2015 of the Hydrocarbon Commission. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Resolution No. 14/2015.” This program was discontinued in 2016.

Revenues in 2015 were Ps. 156,136 million, representing a 10.0% increase compared to Ps. 141,942 million in 2014. Among the main factors contributing to the increase were:

•	Diesel revenues increased by Ps. 3,466 million, or 6.5%, as a result of an increase in the average price for diesel mix of approximately 11.0% with a decrease in sales volumes of approximately 0.4%, reflecting a 24.6% increase in sales volume of Eurodiesel, a premium diesel;

•	Gasoline revenues increased by Ps. 4,780 million, or 15.8%, primarily as a result of an increase in the average price for gasoline mix of approximately 14.1% and an increase in sales volumes of approximately 3.6%, reflecting a 25.6% increase in sales volume of Infinia gasoline;

•	Fuel oil revenues increased by Ps. 697 million, or 9.0%, primarily as a result of an increase in the average price of fuel oil of approximately 2.3% and an increase in sales volumes of 6.6%;

•	Natural gas revenues increased by Ps. 4,629 million, or 26.6%, primarily as a result of an increase in sales volumes of approximately 3.5%, which was driven by increased production. The increase was further due to an increase of 22.4% in the average sale price obtained by YPF in Argentine peso terms (or a 7.2% increase in U.S. dollar terms). This includes not only higher prices from third parties but also the Gas Plan, which increased the average prices obtained by YPF as a result of increasing YPF’s natural gas production;

•	Crude oil revenues decreased by Ps. 826 million, or 31.4%, primarily due to a decrease in the average price for crude oil of approximately 7.0% and a decrease in sales volumes of approximately 26.2%, mainly as a result of a single significant export event in February 2014;

•	LPG and aviation fuel sales to foreign markets decreased by Ps. 1,434 million, or 27.2%, mainly due to a decrease in international aviation fuel prices of approximately 31.9%, which was partially offset by an increase in sales volumes of 6.9%;

•	Exports of flour, grain and oil increased by Ps. 570 million, or 18.6%, due to an increase in sales volumes of 35.6%, which was partially offset by a decrease in international prices of 12.5%.

In addition, in 2015, the Company recorded Ps. 1,988 million of revenue corresponding to the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) set forth under Resolution No. 14/2015 of the Hydrocarbon Commission. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Resolution No. 14/2015.”

Cost of sales

Cost of sales in 2016 was Ps. 177,304 million, representing a 48.3% increase compared to Ps. 119,537 million in 2015, including increases in production costs and purchases of 48.5% and 43.9%, respectively. Among the main factors contributing to this increase were:

•	Property, plant and equipment depreciation costs increased by Ps. 17,371 million, or 67.6%, primarily as a result of (i) increased investments in assets and (ii) overall increases in Argentine peso terms of the value of fixed assets, which was related to the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Total lifting costs increased by Ps. 8,405 million, or 29.1%, considering an increase of the unit indicator in Argentine peso terms of 28.2%;

•	Refining costs increased by Ps. 2,530 million, or 42.0%. This increase was driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuels, considering an increase of the unit indicator in Argentine peso terms of 44.2%;

•	Royalty payments increased by Ps. 5,163 million, or 45.7%, primarily as a result of increases of (i) Ps. 3,179 million related to crude oil production and (ii) Ps. 1,984 million related to natural gas production, due to the higher wellhead values of these products;

•	Transportation costs increased by Ps. 2,156 million, or 45.0%, mainly due to increases in rates in 2016;

•	Purchases of crude oil from third parties increased by Ps. 2,228 million, or 19.5%, primarily as a result of an increase in average prices charged by third parties in Argentine peso terms of approximately 35%, which was mainly related to the devaluation of the Argentine peso, in comparison, there was a 13.4% decrease in average prices charged by third parties in U.S. dollar terms, partially offset by a decrease in purchased volumes of approximately 11.4%;

•	Purchases of biofuels increased by Ps. 5,454 million, or 70.5%, primarily as a result of an increase in the average prices of FAME and ethanol biofuel of approximately 76.3% and 45.6%, respectively, and an increase in purchased volumes of FAME and ethanol biofuel of 1.4% and 11% (due to an increase in the cut rate of naphthas), respectively;

•	Purchases of natural gas from other producers for resale in the distribution segment to retail customers (residential and small businesses and industries) increased by Ps. 2,274 million, or 78.2%, primarily as a result of an increase in the purchase price of approximately 70.0% and an increase in purchased volumes of 4.8%; and

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased by Ps. 1,526 million, or 58.1%. This increase is due to an increase in the average price of approximately 91.1%, partially offset by a decrease in volumes of 17.3%.

All of this was partially offset by the following:

•	Imports of fuels decreased by Ps. 621 million, or 10.0%, primarily as a result of a decrease in purchased volumes of gas oil of 38.5%, partially offset by an increase in imported volumes of gasoline and jet fuel of 15.7% and an increase in average prices of fuels of 23.9%; and

•	Additionally, insurance payments related to the losses suffered from an incident at our La Plata refinery in April 2013 were Ps. 615 million in 2015, which did not recur in 2016. This had a negative impact on cost of sales for 2016 compared to the same period in 2015. In addition, with respect to the incident that affected the facilities of our oil treatment plant in Cerro Divisadero in Mendoza in March 2014, an insurance payment amount of Ps. 1,165 million was recorded in 2015, of which Ps. 794 million was recorded as a lower cost for purchases and Ps. 371 million as other operating income, which did not recur in 2016.

Cost of sales in 2015 was Ps. 119,537 million, representing a 14.4% increase compared to Ps. 104,492 million in 2014. Among the main factors contributing to this increase were:

•	Fixed asset depreciation costs increased by Ps. 6,505 million, or 33.9%, primarily as a result of (i) increased investments in assets and (ii) overall increases in Argentine peso terms of the value of fixed assets, which was related to the depreciation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Total lifting costs increased by Ps. 5,994 million, or 26.2%, primarily as a result of an increase of the unit indicator, expressed in pesos, of 22.9% and the previously mentioned increase of crude oil and natural gas production;

•	Refining costs increased by Ps. 912 million, or 17.8%. This increase was driven by inflation, wage increases and a higher processing level of refineries as mentioned above;

•	Royalty payments increased by Ps. 1,535 million, or 15.5%, primarily as a result of increases of (i) Ps. 692 million related to crude oil production and (ii) Ps. 843 million related to natural gas production;

•	Transportation costs increased by Ps. 922 million, or 23.8%, mainly due to increases in rates in 2015;

•	Imports of gasoline, diesel, and jet fuel, especially “premium” and “ultradiesel,” decreased by Ps. 4,425 million, or 41.5%, primarily as a result of lower international prices of 40.6% and lower purchased volumes of 16.1%;

•	Purchases of crude oil from third parties increased by Ps. 1,175 million, or 11.5%, primarily as a result of an increase in average prices charged by third parties in Argentine peso terms of approximately 6.6%, which was mainly related to the devaluation of the Argentine peso and an increase in purchased volumes of approximately 4.6%. In comparison, there was a 7.0% decrease in average prices charged by third parties in U.S. dollar terms; and

•	Purchases of biofuels increased by Ps. 803 million, or 11.6%, primarily as a result of an increase in purchased volumes of FAME and ethanol biofuel of 7% and 30%, respectively, partially offset by an approximately 3.6% decrease in the price of FAME and a 5.7% decrease in the price of ethanol biofuel.

Additionally, insurance payments related to the losses suffered from an incident at our La Plata refinery in April 2013 were Ps. 615 million in 2015, compared to Ps. 2,117 million in 2014. This had a negative impact on cost of sales for the 2015 period compared to the same period in 2014. In addition, with respect to the incident that affected the facilities of our oil treatment plant in Cerro Divisadero in Mendoza in March 2014, an insurance payment amount of Ps. 1,165 million was recorded in 2015, of which Ps. 794 million was recorded as a lower cost for purchases and Ps. 371 million as other operating income.

Administrative expenses

Administrative expenses in 2016 were Ps. 7,126 million, representing a 27.6% increase compared to Ps. 5,586 million in 2015, primarily as a result of increases in personnel costs and IT service contracts.

Administrative expenses in 2015 were Ps. 5,586 million, representing a 23.3% increase compared to Ps. 4,530 million in 2014, primarily as a result of increases in personnel costs and IT service contracts.

Selling expenses

Selling expenses in 2016 were Ps. 15,212 million, representing a 37.1% increase compared to Ps. 11,099 million in 2015, primarily as a result of higher charges for product transportation, mainly related to increased rates for the transportation of fuels in the domestic market, as well as increases in personnel costs, charges related to depreciation of property, plant and equipment, advertising and promotional activities, and in the provision for doubtful accounts, which was negatively affected by recoveries in the provision for doubtful accounts in the natural gas distribution segment in 2015.

Selling expenses in 2015 increased to Ps. 11,099 million, representing a 9.7% increase compared to Ps. 10,114 million in 2014, primarily as a result of higher charges for product transportation, mainly related to increased rates for the transportation of fuels in the domestic market and higher volumes transported and sold and higher personnel costs. This increase was partially offset by lower export taxes, mainly due to the rate reduction established by Resolution No. 1077/2014, lower export volumes of crude oil and the fall in prices for exports of LPG and petrochemicals, as well as lower charges related to recoveries of provisions for doubtful accounts in the segment of natural gas distributors.

Exploration expenses

Exploration expenses in 2016 were Ps. 3,155 million, representing a 27.6% increase compared to Ps. 2,473 million in exploration expenses in 2015, primarily as a result of a Ps. 625 million increase in negative results from unproductive exploratory drilling in 2016 compared to 2015. Additionally, expenditures for the development of geological and geophysical studies did not vary significantly in 2016 compared with 2015. However, total investments in exploration decreased Ps.1,375 million, or 49.7%, compared to 2015.

Exploration expenses in 2015 increased to Ps. 2,473 million, representing a 21.6% increase compared to Ps. 2,034 million in exploration expenses in 2014, primarily as a result of an increase in exploration activities in which the Company made investments. Total investments in exploration increased to Ps. 503 million, representing a 22.2% increase compared to the total investment in exploration in 2014. In addition, negative results from unproductive exploratory drilling in 2015 compared to 2014 increased by Ps. 160 million. Additionally, expenditures for the performance of geological and geophysical studies increased by Ps. 253 million, mainly as a result of seismic survey studies in the Chachahuén and Zampal Norte areas in the province of Mendoza.

Impairment of property, plant and equipment and intangible assets

In 2016, the Company recorded an impairment for property, plant and equipment of Ps. 34,943 million, mainly due to an estimated reduction in the price of oil marketed in the Argentine domestic market, together with the estimated evolution of costs based on both macroeconomic variables and the operational behavior of the Company’s assets. For a more detailed description, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.c to the Audited Consolidated Financial Statements as of December 31, 2016.

In 2015, the Company recognized an impairment of property, plant and equipment and intangible assets of Ps. 2,535 million, mainly due to a reduction in the price of domestically traded oil in the short term and a reduction in expected medium and long-term international prices. This loss impacted the assets of fields in Argentina with reserves and oil production in the amount of Ps. 2,361 million and the assets of fields with crude oil production in the United States for Ps.174 million.

Other operating results, net

Other operating results, net, in 2016 were a gain of Ps. 3,394 million, or 101.8%, compared to the gain of Ps. 1,682 million in 2015. In 2016, other operating results mainly includes a net income of Ps.1,528 million attributable to the deconsolidation of the Maxus Entities (see Note 27 to the Consolidated Financial Statements as of December 31, 2016) and an income of Ps. 1,407 million related to the PIAM under the concession agreement with the Company’s partner to participate in the extension of the concession of this area. The remaining variation mainly corresponds to a Ps. 199 million decrease in construction incentives received by our subsidiary A-Evangelista S.A and a Ps. 48 million increase in the temporary economic assistance accrued by our subsidiary Metrogas.

Other operating results, net, in 2015 were a gain of Ps. 1,682 million, representing a 263.3% increase compared to a loss of Ps. 1,030 million in 2014. In 2015, our subsidiary Metrogas recorded additional revenues of Ps. 711 million related to the temporary economic assistance established by Resolution No. 263/2015 of the Ministry of Energy and Mining. Also, the provision for contingencies increased by Ps. 650 million in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) for claims from 1993 to 1997. The claim alleges that excess fees were charged to LPG consumers during that period. In the fourth quarter of 2015, there was also a decrease in the provision for abandonment and dismantling obligations for wells of Ps. 524 million, mainly due to the agreement reached with our partner in the Magallanes area. In 2014, a provision of Ps. 1,227 million was recorded by Maxus Energy Corporation, a subsidiary of YPF Holdings, linked to third party claims based on alleged breach of contract. See Note 27 to the Audited Consolidated Financial Statements.

Operating loss

Operating loss in 2016 was Ps. 24,246 million due to the factors discussed above, representing a 246.2% decrease compared to a gain of Ps. 16,588 million in 2015.

Operating income in 2015 was Ps. 16,588 million due to the factors discussed above, representing a 16.0% decrease compared to Ps. 19,742 million in 2014.

Financial results, net

In 2016, financial results, net, was a loss of Ps. 6,146 million, representing a 150.6% decrease compared to income of Ps. 12,157 million in 2015. The Company recorded lower positive foreign exchange differences on net monetary liabilities in pesos of Ps. 8,603 due to lower devaluation of the Argentine peso against the U.S. dollar in 2016 compared to the same period in 2015. The Company recorded higher interest expenses and other financial expenses of Ps. 9,700, as a result of higher average indebtedness and higher interest rates in 2016 compared to the same period in 2015. The average net debt in 2016 was Ps. 116,976 million, while the average net debt in 2015 was Ps. 64,956 million. The average amount of net debt was calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period, net of the linear average of cash and cash equivalents at the beginning and end of the corresponding period.

In 2015, financial results, net, was income of Ps. 12,157 million, representing a 586.1% increase compared to income of Ps. 1,772 million in 2014. The Company registered a higher positive foreign exchange difference in net monetary liabilities in pesos due to higher depreciation of the Argentine peso against the U.S. dollar in 2015 compared to the same period in 2014. The Company registered higher interest expenses as a result of higher average indebtedness and higher interest rates in 2015 compared to the same period in 2014. The average net debt in 2015 was Ps. 64,956 million, while the average net debt in 2014 was Ps. 30,362 million. The average net amount of financial indebtedness was calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period, net of the linear average of cash and cash equivalents at the beginning and end of the corresponding period.

Income tax

Income tax in 2016 was a gain of Ps. 1,425 million, representing a 105.8% decrease compared to a loss of Ps. 24,637 million in 2015. This decrease was mainly due to lower deferred tax of Ps. 27,313 million, partially offset by an increase of Ps. 1,251 in current income tax. The lower deferred tax charge is due to the recognition of the deferred tax assets of Ps. 12,230 related to the impairment for property, plant and equipment discussed above and the lower difference generated by the revaluation of the book value of the Company’s property, plant and equipment in U.S. dollars, which is the functional currency of the Company, with respect to the tax values of property, plant and equipment held in historical Argentine pesos to be deducted from tax as they are depreciated and the lower devaluation of the Argentine peso in 2016.

Income tax in 2015 was Ps. 24,637 million, representing a 86.3% increase compared to Ps. 13,223 million in 2014. This increase was due to higher deferred tax related to greater devaluation of the Argentine peso compared to 2014. This resulted in a deferred tax liability substantially higher than in 2014. In addition, a lower current tax was recorded in 2015 because the devaluation of the Argentine peso resulted in no current tax in 2015.

Net income and other comprehensive income

Net income in 2016 was a loss of Ps. 28,379 million, representing a 741.2% decrease compared to a net income of Ps. 4,426 million in 2015.

Other comprehensive income in 2016 was Ps. 27,414 million, representing a 37.4% decrease compared to Ps. 43,758 million in 2015. This decrease was mainly attributable to lower appreciation of property, plant and equipment.

As a result of the foregoing, total comprehensive income in 2016 was a loss of Ps. 965 million, representing a 102.0% increase compared to a gain of Ps. 48,184 million in 2015.

Net income in 2015 was Ps. 4,426 million, representing a 50.0% decrease compared to Ps. 8,849 million in 2014.

Other comprehensive income in 2015 was Ps. 43,758 million, representing a 168.8% increase compared to Ps. 16,276 million in 2014. This increase was mainly attributable to higher appreciation of property, plant and equipment.

As a result of the foregoing, total comprehensive income in 2015 was Ps. 48,184 million, representing a 91.8% increase compared to Ps. 25,125 million in 2014.

Consolidated results of operations by business segment for the years ended December 31, 2016, 2015 and 2014

In 2016, our activities related to power generation and natural gas distribution was separated from the Downstream activities. See “Item 4. Information on the Company—Business Organization.”

See the table of revenues and operating income for each of our business segments for the years ended December 31, 2016, 2015 and 2014 in “Item 4. Information on the Company—Business Organization.”

Upstream

Revenues from the Upstream business segment in 2016 were Ps. 114,143 million, representing a 42.2% increase compared to Ps. 80,287 million in 2015.

Operating income in 2016 for the Upstream business segment was a loss of Ps. 26,845 million, including an impairment for property, plant and equipment of Ps. 34,943 million in 2016, compared to a gain of Ps. 7,535 million in 2015, including an impairment for property, plant and equipment and intangible assets of Ps. 2,535 million in 2015.

This decrease in operating income was principally due to the following factors:

•	The intersegment oil price measured in U.S. dollars decreased 13.1%, while increasing 38.8% in Argentine peso terms. Oil production in 2016 reached 244,700 barrels per day, representing a 2.0% decrease compared to 2015. This contributed to the increase of 82 mcm of crude oil, or 0.6%, transferred from the Upstream business segment to the Downstream business segment and a decrease of approximately 40 mcm of crude oil, or 8.4%, in sales to third parties; and

•	Natural gas production in respect of our operations in Argentina in 2016 reached 44.6 mmcm per day, representing a 0.9% increase compared to 2015. With the exception of the YSUR production, all natural gas produced, net of internal consumption, is assigned to the Gas and Power segment for sale to third parties (in the case of YSUR, the Gas and Power segment is solely responsible for the commercialization of the gas produced by YSUR). Sales volumes decreased 1.4% in 2016 compared to 2015. The Upstream business segment records the average price obtained by YPF in such sales, net of sales and marketing fees. The Upstream segment also includes revenues from the Gas Plan, which increases the average prices obtained by YPF as a result of increasing YPF and YSUR’s natural gas production. The average natural gas revenue recorded by the Company in 2016, including revenues from the Gas Plan, was U.S.$4.76 per million BTU, a 5.8% increase compared to U.S.$4.50 per million BTU in 2015.

All of this was more than offset by the following:

•	In 2015, the Company recorded Ps. 1,988 million corresponding to the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) set forth by Resolution No. 14/2015 of the Hydrocarbon Commission. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation —Resolution No. 14/2015.” This program was discontinued as of 2016.

•	Total operating costs in respect of our operations in Argentina in 2016 were Ps. 103,965 million (excluding exploration costs), representing a 51.9% increase compared to Ps. 68,421 million in 2015. Among the main factors contributing to the increase were:

¡	Property, plant and equipment depreciation costs increased by Ps. 15,050 million, or 65.2%, primarily as a result of (i) increased investments in property, plant and equipment and (ii) overall increases in Argentine peso terms of the value of fixed assets, which was related to the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

¡	Total lifting costs increased by Ps. 8,405 million, or 29.1%, considering an increase of the unit indicator in Argentine peso terms of 28.2%;

¡	Royalty payments increased by Ps. 5,163 million, or 45.7%, primarily as a result of increases of (i) Ps. 3,179 million related to crude oil production and (ii) Ps. 1,984 million related to natural gas production; and

¡	Transportation costs increased by Ps.641 million, or 40.2%, mainly due to increases in rates in 2016.

Exploration expenses in 2016 were Ps. 3,155 million, representing a 27.6% increase compared to Ps. 2,473 million in exploration expenses in 2015, primarily as a result of a Ps. 625 million increase in negative results from unproductive exploratory drilling in 2016 compared to 2015. Additionally, expenditures for the development of geological and geophysical studies did not vary significantly in 2016 compared with 2015. However, total investments in exploration decreased Ps.1,375 million, or 49.7%, compared to 2015.

In 2016, the Company recorded an impairment for property, plant and equipment of Ps. 34,943 million, mainly due to an estimated reduction in the price of oil marketed in the domestic market, together with the estimated evolution of costs based on both macroeconomic variables and the operational behavior of the Company’s assets. For a more detailed description, see Note 2.c to the Consolidated Financial Statements as of December 31, 2016.

In 2015, the Company recognized an impairment of property, plant and equipment and intangible assets for Ps. 2,535 million, mainly due to a reduction in the price of domestically traded oil in the short term and a reduction in expected medium and long-term international prices. This loss impacted the assets of fields in Argentina with reserves and oil production in the amount of Ps. 2,361 million and the assets of fields with crude oil production in the United States for Ps.174 million.

In 2016, other operating results includes income of Ps. 1,407 million related to the PIAM under the concession agreement with the Company’s partner to participate in the extension of the concession of this area.

With respect to the incident that affected the facilities of our oil treatment plant in Cerro Divisadero in Mendoza in March 2014, an insurance payment amount of Ps. 1,165 million was recorded in 2015, which did not recur in 2016, and of which Ps. 794 million was recorded as a lower cost for purchases and Ps. 371 million as other operating income.

Revenues from the Upstream business segment in 2015 were Ps. 80,287 million, representing a 13.6% increase compared to Ps. 70,697 million in 2014.

Operating income in 2015 for the Upstream business segment was Ps. 7,535 million, a decrease of 39.0% compared to Ps. 12,353 million in 2014. This decrease in operating income was principally due to the following factors:

•	The intersegment oil price measured in U.S. dollars decreased 8.4%, while increasing 4.5% in Argentine peso terms. Oil production in respect of our operations in Argentina in 2015 reached 248,500 barrels per day, representing a 2.1% increase compared to 2014. This contributed to the increase of 0.2 mmcm of crude oil, or 1.7%, transferred from the Upstream business segment to the Downstream business segment and a decrease of 167,000 cm of crude oil, or 26.2%, in sales to third parties;

•	Natural gas production in respect of our operations in Argentina in 2015 reached 44.1 mmcm per day, representing a 4.2% increase compared to 2014. With the exception of the YSUR production, all natural gas produced, net of internal consumption, is assigned to the Downstream segment for sale to third parties. Sales volumes increased 3.5% in 2015 compared to 2014. The Upstream business segment records the average price obtained by YPF in such sales net of sales and marketing fees. The Upstream segment also includes revenues from the Gas Plan, which increases the average prices obtained by YPF as a result of increasing YPF and YSUR’s natural gas production. The average natural gas revenue recorded by the Company in 2015, including revenues from the Gas Plan, reached U.S.$4.62 per million BTU, a 7.2% increase compared to U.S.$4.31 per million BTU in 2014;

•	In addition, in 2015, the Company recorded Ps. 1,988 million corresponding to the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) set forth by Resolution No. 14/2015 of the Hydrocarbon Commission. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation —Resolution No. 14/2015”; and

•	In addition, with respect to the incident that affected the facilities of our oil treatment plant in Cerro Divisadero in Mendoza in March 2014, an insurance payment of Ps. 1,165 million was recorded in 2015. Of this amount, Ps. 794 million was recorded as a lower cost for purchases and Ps. 371 million as other operating income.

All of this was partially offset by:

•	Total operating costs in respect of our operations in Argentina in 2015 were Ps. 67,744 million (excluding exploration costs and impairment ), representing a 20.3% increase compared to Ps. 56,311 million in 2014. Among the main factors contributing to the increase were:

¡	Fixed asset depreciation costs increased by Ps. 5,895 million, or 34.3%, primarily as a result of overall increases in the value of fixed assets in Argentine peso terms, which was related to the devaluation of the Argentine peso against the U.S. dollar, as well as increased investments in fixed assets and increased production;

¡	Lifting costs increased by Ps. 5,994 million, or 26.2%, considering an increase of the unit indicator, expressed in pesos, of 22.9% and the increase of crude oil and natural gas production discussed above; and

¡	Royalty payments increased by Ps. 1,535 million, or 15.5%, primarily as a result of increases of (i) Ps. 692 million related to crude oil production and (ii) Ps. 843 million related to natural gas production.

Exploration expenses in 2015 increased to Ps. 2,473 million, representing a 21.6% increase compared to Ps. 2,034 million in exploration expenses in 2014, primarily as a result of an increase in exploration activities in which the Company made investments. Total investments in exploration increased to Ps. 503 million, representing a 22.2% increase compared to the total investment in exploration in 2014. In addition, negative results from unproductive exploratory drilling in 2015 compared to 2014 increased by Ps. 160 million. Additionally, expenditures for the performance of geological and geophysical studies increased by Ps. 253 million, mainly as a result of seismic survey studies in the Chachahuén and Zampal Norte areas in the province of Mendoza.

As discussed above, while conducting an evaluation of impairment of property, plant and equipment and intangible assets, the Company recognized an impairment of Ps. 2,535 million, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil within the Upstream business segment by Ps. 2,361 million, driven mainly by estimated future lower oil prices. Field assets with oil production and intangible assets in the U.S. decreased by Ps. 174 million due to the decline in international crude oil prices.

Downstream

Revenues from the Downstream business segment in 2016 were Ps. 163,463 million, representing a 30.0% increase compared to Ps. 125,766 million in 2015.

Operating income for the Downstream business segment in 2016 was Ps. 3,093 million, representing a 55.5% decrease compared to Ps. 6,948 million in 2015. This decrease in operating income is primarily due to the following factors:

•	The average volume of oil processed per day in YPF’s refineries decreased 1.8% to 293,500 barrels of oil per day, with decreased production of diesel by 1.3%, gasoline by 1.0% and fuel oil by 16.0% and with increased production of LPG by 8.8% and petrochemical gasoline by 5.6%;

•	Diesel revenues increased by Ps. 14,303 million, or 25.2%, as a result of an increase in the average price for diesel mix of approximately 30.5%, partially offset by a decrease in sales volumes of approximately 4.1%, despite an 8.3% increase in sales volumes of Infinia diesel, a premium diesel;

•	Gasoline revenues increased by Ps. 11,298 million, or 32.3%, primarily as a result of an increase in the average price for gasoline mix of approximately 34.1%, partially offset by a decrease in sales volumes of approximately 1.3%, despite a 1.1% increase in sales volumes of Infinia gasoline;

•	Fuel oil revenues in the Argentine domestic market increased by Ps. 2,583 million, or 36.6%, primarily as a result of an increase in the average price of approximately 54.5%, partially offset by a decrease in sales volumes of approximately 11.6%;

•	Export revenues obtained by the Downstream segment increased by Ps. 3,979 million, or 32.5%, primarily due to increases in exports of flour, grains and oils of 38.8%, aerokerosene of 29.0%, and petrochemicals of 37.2%, all due to an increase in average prices in Argentine peso terms, partially offset by decreases in sales volumes; and

•	Imports of fuels decreased by Ps. 621 million, or 10.0%, primarily as a result of a decrease in purchased volumes of gas oil of 38.5%, partially offset by an increase in imported volumes of gasoline and jet fuel of 15.7% and an increase in average prices of fuels of 23.9%.

All of this was more than offset by the following:

•	Purchases of crude oil increased by Ps. 23,744 million, or 36.1%, primarily as a result of an increase in oil prices of approximately 38.0% in Argentine peso terms as a result of the devaluation of the Argentine peso against the U.S. dollar, partially offset by a decrease in purchased volumes. Crude oil transferred volumes from the Upstream business segment increased by 0.6% (approximately 82 mcm), and crude oil purchased volumes from third parties decreased approximately 11.4% (approximately 304 mcm);

•	Purchases of biofuels increased by Ps. 5,454 million, or 70.5%, primarily as a result of an increase in the average prices of FAME and ethanol biofuel of approximately 76.3% and 45.6%, respectively, and an increase in purchased volumes of FAME and ethanol biofuel of 1.4% and 11% (due to an increase in the cut rate of naphthas), respectively;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased by Ps. 1,526 million, or 58.1%. This increase is due to an increase in the average price of approximately 91.1%, partially offset by a decrease in volumes of 17.3%;

•	Property, plant and equipment depreciation increased by Ps. 2,504 million, or 100.5%, primarily as a result of (i) increased investments in assets (in particular, the launch of the new Coke unit at the La Plata refinery) and (ii) an overall increase in property, plant and equipment values in Argentine pesos, which was related to the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Selling expenses increased by Ps. 3,820 million, or 35.6%, primarily as a result of (i) increases in transport expenses, mainly related to increased fuel prices in the Argentine domestic market and (ii) the increase in the depreciation of assets linked to commercial use and of advertising and promotional activities; and the provision for contingencies increased in 2015 by Ps. 650 million in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) for claims alleging that excess fees were charged to LPG consumers during the period 1993 to 1997;

•	Production costs related to refining costs increased by Ps. 2,530 million, or 42.0%. This increase was driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuels As a consequence of this, and considering also that the level of processing in refineries was 1.8% lower, the cost of unit refining increased by 44.2% in 2016 compared to 2015. In turn, transportation costs related to production (naval and pipelines) increased by Ps. 1,182 million, or 40.0%.

Revenues from the Downstream business segment in 2015 were Ps. 125,766 million, representing a 4.5% increase compared to Ps. 120,261 million in 2014.

Operating income for the Downstream business segment in 2015 was Ps. 6,948 million, representing a 34.9% decrease compared to Ps. 10,668 million in 2014. This decrease in operating income is primarily due to the following factors:

•	The average volume of oil processed per day in YPF’s refineries increased 2.9% to 299,000 barrels of oil per day, with diesel production increasing by 1.4%, gasoline by 7.6% and fuel oil by 10.4%;

•	Diesel revenues increased by Ps. 3,466 million, or 6.5%, as a result of an increase in the average price for diesel mix of approximately 11.0% with a decrease in sales volumes of approximately 0.4%, reflecting a 24.6% increase in sales volume of Eurodiesel, a premium diesel;

•	Gasoline revenues increased by Ps. 4,780 million, or 15.8%, primarily as a result of an increase in the average price for gasoline mix of approximately 14.1% and an increase in sales volumes of approximately 3.6%, reflecting a 25.6% increase of sales volume for Infinia gasoline;

•	Fuel oil revenues increased by Ps. 697 million, or 9.0%, primarily as a result of an increase in the average price of fuel oil of approximately 2.3% and an increase in sales volumes of 6.6%;

•	Petrochemical products revenues decreased by Ps. 879 million, or 14.9%, mainly due to the fall in prices in both the domestic and international markets;

•	LPG and aviation fuel sales to foreign markets decreased by Ps. 1,434 million, or 27.2%, mainly due to a decrease of international aviation fuel prices of approximately 31.9%, which was partially offset by an increase in sales volumes of 6.9%; and

•	Exports of flour, grain and oil increased by Ps. 570 million, or 18.6%, due to an increase in sales volumes of approximately 35.6% which was partially offset by a decrease in international prices of 12.5%.

All of this was more than offset by the following:

•	Oil prices increased in Argentine peso terms as a result of the devaluation of the Argentine peso against the U.S. dollar as well as higher volumes of crude oil transferred from the Upstream business segment and an increase in the volume of crude oil purchased from third parties of approximately 4.6% (about 117,000 cm). The average purchase price in Argentine peso terms for crude oil transferred from the Upstream business segment increased approximately 4.5% compared to an increase for oil purchased from third parties of approximately 6.6%. This variation in the percentage amounts is due to different mixes of grades of crude oil purchased from third parties;

•	Imports of gasoline, diesel and jet fuel, especially “premium” and “ultradiesel,” decreased by Ps. 4,425 million, or 41.5%, primarily as a result of lower international prices of 40.6% and lower purchase volumes of 16.1%;

•	Purchases of biofuels increased by Ps. 803 million, or 11.6%, primarily as a result of an increase in purchased volumes of FAME and ethanol biofuel of 7% and 30%, respectively, partially offset by an approximately 3.6% decrease in the price of FAME and a 5.7% decrease in the price of ethanol biofuel;

•	Production costs related to refining costs increased by Ps. 912 million, or 17.8%. This increase was driven by inflation wage increases, and also considering a higher processing level of refineries as mentioned above;

•	Property, plant and equipment depreciation increased by Ps. 607 million, or 32.2%, primarily as a result of (i) increased investments in assets and (ii) an overall increase in fixed assets values in Argentine pesos, which was related to the depreciation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Selling expenses increased by Ps. 1,317 million, or 14.0%, primarily as a result of (i) higher product transportation charges, mainly related to increased costs for transportation related to increased fuel prices in the domestic market and (ii) higher volumes transported and sold. This increase was partially offset by lower withholdings over exports, mainly due to the rate reduction established by Resolution No. 1077/2014, the fall of export prices of LPG and petrochemicals and lower charges related to recoveries in provisions for indebtedness in the segment of natural gas distributors;

•	The provision for contingencies increased by Ps. 650 million in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) for claims from 1993 to 1997. The claim alleges that excess fees were charged to LPG consumers during that period. See Note 14 to the Consolidated Financial Statements; and

Gas and Power

In 2016, the Company began to report separately its Gas and Power business segment, as explained in “Item 4. Information on the Company—Business Organization,” which includes the transportation, distribution and commercialization of natural gas to third parties, natural gas liquid (NGL), regasification services and electricity generation.

The operating income for the Gas and Power business segment in 2016 was a gain of Ps. 2,008 million, representing a 34.0% increase compared to a gain of Ps. 1,498 million in 2015. This increase was mainly due to (i) the improved results in pesos obtained by LNG regasification services in Bahía Blanca and Escobar, which rates are set in U.S. dollars, (ii) the improved results obtained by our subsidiary YPF Energía Eléctrica S.A. and (iii) the Transitional Economic Assistance of Ps. 759 million accrued by our subsidiary Metrogas in 2016 in comparison with Ps. 711 million accrued in 2015.

The operating income for the Gas and Power business segment in 2015 was a gain of Ps. 1,498 million, representing a 383.2% increase compared to a gain of Ps. 310 million in 2014. This increase was mainly due to (i) the improved results in pesos obtained by LNG regasification services in Bahía Blanca and Escobar, which rates are set in U.S. dollars, (ii) the improved results obtained by our subsidiary YPF Energía Eléctrica S.A. and (iii) the Transitional Economic Assistance, established by MINEM Resolution No. 263/2015, of Ps. 711 million accrued by our subsidiary Metrogas.

Corporate and Other

The operating loss for the Corporate and Other in 2016 was a loss of Ps. 1,615 million, representing a 30.7% decrease compared to a loss of Ps. 2,331 million in 2015. During 2016, this group of activities includes a net income of Ps.1,528 million attributable to the deconsolidation of the Maxus Entities (see Note 27 to the Audited Consolidated Financial Statements), offset by the increase in personnel costs, mainly due to higher wages, IT service contracts and depreciation of property, plant and equipment.

The operating loss for the Corporate and Other business segment in 2015 was a loss of Ps. 2,331 million, representing a 30.3% decrease compared to a loss of Ps. 3,343 million in 2014. The results in 2014 were affected mainly by a provision of Ps. 1,227 million recorded by our subsidiary Maxus Energy Corporation linked to third party claims based on alleged breach of contract. See Note 14 to the Audited Consolidated Financial Statements. In addition, in 2015, higher costs from increased wages, social contributions and IT services were recorded.

Liquidity and Capital Resources

Financial condition

Total loans outstanding as of December 31, 2016, 2015 and 2014 were Ps. 154,345 million, Ps. 105,751 million and Ps. 49,305 million, respectively, consisting of (i) current loans (including the current portion of non-current loans) of Ps. 26,777 million and non-current loans of Ps. 127,568 million as of December 31, 2016, (ii) current loans of Ps. 27,817 million (including the current portion of non-current loans) and non-current loans of Ps. 77,934 million as of December 31, 2015 and (iii) current loans of Ps. 13,275 million (including the current portion of non-current loans) and non-current loans of Ps. 36,030 million as of December 31, 2014. As of December 31, 2016, 2015 and 2014, 70%, 73%, and 65% of our loans were denominated in U.S. dollars, respectively.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2016, we had repurchased U.S.$42 million of our outstanding bonds. We may, from time to time, make additional purchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the year ended December 31,
	2016	2015	2014
	(in millions of pesos)
Net cash flows provided by operating activities	49,183	41,404	46,154
Net cash flows used in investing activities	(66,174)	(64,049)	(53,405)
Net cash flows provided by financing activities	10,817	23,665	4,986
Translation differences generated by cash and equivalents	1,692	4,609	1,310
Deconsolidation of subsidiaries	(148)	—	—

Net (decrease) increase in cash and equivalents	(4,630)	5,629	(955)
Cash and equivalents at the beginning of period	15,387	9,758	10,713
Cash and equivalents at the end of period	10,757	15,387	9,758

Net cash flows provided by operating activities were Ps. 49,183 million in 2016 compared to Ps. 41,404 million in 2015. This 19% increase was primarily attributable to better operating results, without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment and intangible assets, increased non-cash provisions, which did not involve expenditures, and lower income tax. This was partially offset by an increase in working capital in 2016 related to the accrual of accounts receivable, including the Gas Plan. In addition, in 2016, we received pending payments under the Gas Plan until December 31, 2015, through the delivery of public debt instruments, specifically Argentine Bonds denominated in U.S. Dollars due 2020 (“BONAR 2020 USD”) (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”). The bonds are still in portfolios as of December 31, 2016 and did not increase the operating cash of the Company. We believe that, given the high level of cash flow provided by operating activities, including our expectation of reducing accounts receivable from transactions with government entities (see “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”) and certain private clients, our working capital is reasonable for the current requirements of the Company.

Net cash flows provided by operating activities were Ps. 41,404 million in 2015 compared to Ps. 46,154 million in 2014. This 10% decrease was primarily attributable to the increase in working capital in 2015, related to the accrual of accounts receivable, including the Crude Oil Production Stimulus Program and the Gas Plan and higher income tax, which was partially offset by higher operating income of the Company, without considering depreciation of properties, plant and equipment and increased non-cash provisions, which did not involve expenditures. We believe that, given the high level of cash flow provided by operating activities, including our expectation of reducing accounts receivable from transactions with government entities (see “Item 3. Key Information—Risk Factors—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”), our working capital is reasonable for the current requirements of the Company.

Cash flows used in investing activities were Ps. 66,174 million in 2016, compared to Ps. 64,049 million in 2015, representing a 3% increase compared with 2015, which related mainly to investments made by our Upstream business segment and investment in our refineries. Cash flows used in investing activities were Ps. 64,049 million in 2015, compared to Ps. 53,405 million in 2014, representing a 19.9% increase compared with 2014, which related mainly to investments made by our Upstream business segment and investment in our refineries. This was partially offset by the fact in 2014 we registered the acquisitions of YSUR and the additional interests in the Puesto Hernández, Lajas, La Amarga Chica and Bajada de Añelo areas as well as the collection of insurance payments for material damages related to the incident suffered by our La Plata refinery in April 2013.

Net cash flows provided by financing activities in 2016 were Ps. 10,817 million, which came primarily from the issuance of notes in the local market and international markets, net of repayments of principal and interest, including issuance of notes in the international debt capital markets for an aggregate principal amount of Ps. 13.3 billion, U.S.$1.2 billion and of CHF 0.3 billion.

Net cash flows provided by financing activities in 2015 were Ps. 23,665 million, which came primarily from the issuance of notes in the local market and international markets, net of repayments of principal and interest, including issuance of notes in the international debt capital markets for an aggregate principal amount of Ps. 9.6 billion and U.S.$2.1 billion.

In 2016, at the shareholders’ ordinary and extraordinary general meeting held on April 29, 2016, a dividend of Ps. 889 million (Ps. 2.26 per share or ADS) was authorized for payment in 2016. In 2015, at the shareholders’ ordinary and extraordinary general meeting held on April 30, 2015, a dividend of Ps. 503 million (Ps. 1.28 per share or ADS) was authorized for payment in 2015. In 2014, at the shareholders’ general ordinary and extraordinary meeting held on April 30, 2014, and its continuation on May 21, 2014, a dividend of Ps. 464 million (Ps. 1.18 per share or ADS) was authorized for payment in 2014.

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

On April 29, 2016, the Ordinary and Extraordinary General Meeting of Shareholders approved the increase of the amount of the Company’s Global Medium Term Note Program (Programa Global de Emisión de Títulos de Deuda de Mediano Plazo de la Compañía) by U.S.$2.0 billion, to a total of U.S.$10.0 billion, or its equivalent in other currencies to remain outstanding at any time under the program.

Under the Global Medium-Term Notes Program, the Company issued several series of notes in the local and international markets at different interest rates. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina. For additional information about the outstanding notes of YPF S.A. and our controlled companies as of December 31, 2016, see Notes 4 and 16 to the Audited Consolidated Financial Statements.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2016, plus accrued but unpaid interest as of that date:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years
	(in millions of pesos)
Loans	154,345	26,777	28,103	10,919	19,481	18,470	50,595

For detailed information regarding our indebtedness, see Notes 4 and 16 to the Audited Consolidated Financial Statements.

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the periods indicated below, as of December 31, 2016:

Contractual Obligations(1)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(in millions of U.S.$) (7)
Debt (2)	14,217	2,542	4,281	3,415	3,979
Operating lease obligations	781	261	354	147	18
Purchase obligations (3) (4)	1,570	941	444	143	43
Purchases of services	1,250	641	430	141	39
Purchases of goods	320	300	14	2	4
LPG	42	42	—	—	—
Electricity	96	83	7	2	4
Gas	39	39	—	—	—
Steam	10	5	5	—	—
Others	133	131	2	—	—
Other liabilities (5)(8)	8,735	3,480	1,301	1,348	2,607
Total (5)(6)	25,303	7,223	6,380	5,053	6,647

(1)	The expected timing for payments of the obligations in the preceding table is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.
(2)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2016 for all periods. See additionally “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”
(3)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on YPF and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table were limited to the non-cancellable portion of the agreement terms or the minimum cancellation fee. In addition, the table includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(4)	Some of our purchase orders represent authorizations to purchase rather than binding agreements. In that regard, we have entered into certain agreements for the purchase of products that specify minimum prices and quantities based on a percentage of the total available market or based on a percentage of our future purchasing requirements. Due to the uncertainty of the future market and our future purchasing requirements, as well as the non-binding nature of these agreements, obligations under these agreements have been excluded from the preceding table. Payments related to these obligations were not significant as of December 31, 2016.
(5)	Provisions for contingent liabilities under commercial contracts, which amounted to U.S.$ 617 million as of December 31, 2016, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(6)	As a result of the extension of our concessions in certain exploration areas, we are committed to carrying out exploration activities and making certain investments and expenditures until the expiration of some of our concessions. The commitments for these investments and expenditures amounted to U.S.$14.6 billion as of December 31, 2016. The table includes the portion of this amount for which contracts have been executed.
(7)	The table is presented in U.S.$, which is the Company’s functional currency, and not in its reporting currency, as the majority of the Company’s contractual obligations are originally denominated in U.S.$.
(8)	Includes accounts payable, salaries and social security, taxes payable, provisions for pensions, provisions for environmental liabilities and provisions for hydrocarbon wells abandonment obligations as set forth in our audited consolidated financial statements included as of December 31, 2016.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided.”

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our loans totaling Ps. 154,345 million, including accrued interest (current and non-current debt) as of December 31, 2016, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 63% of our loans outstanding as of December 31, 2016 were subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Our credit facility provides a material source of liquidity for the Company. Under the terms of our credit agreement, if we fail to comply with the covenants previously described, we will be in default, an event that would prevent us from borrowing under our credit facility and would therefore materially limit our sources of liquidity. In addition, if we were in default under our credit facility and unable to obtain a waiver of that default from the lenders, the lenders under that facility and under the indentures governing our outstanding Senior Notes would let us remedy a default during a period of time.

Regarding our outstanding notes amounting to Ps. 124,070 million as of December 31, 2016, the holders of such notes may, upon an event of default, declare due and immediately payable the principal and accrued interest on amounts owed to them.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, the part of any of our consolidated significant subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated.

As of the date of this annual report, none of our debt is under any event of default that could trigger an acceleration provision. As of December 31, 2016, we were in compliance with all covenants in connection with our indebtedness.

Guarantees provided

As of December 31, 2016, we have issued letters of credit in an aggregate total amount of U.S.$7 million to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$ 243 million in relation with the performance of contracts.

In addition, see Note 29 to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2016 totaled Ps. 63,910 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2016, 2015 and 2014.

	2016		2015		2014
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital expenditures and investments(1)
Upstream	50,258	79	50,927	82	42,408	81
Downstream	9,839	15	8,874	14	8,084	16
Gas and Power	2,134	3	469	1	308	—
Corporate and Other	1,679	3	1,939	3	1,408	3
Total	63,910	100	62,209	100%	52,208	100%

(1)	Includes acquisitions of properties, plant and equipment and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

We make capital expenditures to achieve the goals of the Company’s strategy described under “Item 4. Information on the Company—History and Development of YPF.”

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

Management of the Company

On May 3, 2012, the Argentine congress enacted the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.

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

Board of Directors

Composition of our Board of Directors

Our business and affairs are managed by the Board of Directors in accordance with our by-laws and the Argentine General Corporations Law. Our by-laws provide for a Board of Directors composed of 11 to 21 members and up to an equal number of alternates. Alternates are those elected by the shareholders or the Supervisory Committee, when applicable, to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings and as long as they perform the duties of a director.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. As of the Board of Directors meeting held on March 29, 2017, our Board of Directors is composed of 15 directors and 10 alternates.

In accordance with our by-laws, the Argentine government, as the sole holder of Class A shares, is entitled to elect one director and one alternate.

Under the Argentine General Corporations Law, a majority of our directors must be residents of Argentina and all directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our by-laws require the Board of Directors to meet at least once every quarter in person or by video conference, and a majority of directors is required to constitute a quorum. If a quorum is not met within one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting or call a meeting for another day. Resolutions must be adopted by a majority of the directors present (including those connected by video conference), and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The current members of our Board of Directors, the year in which they were appointed and the year their term of appointment expires is as follows:

Name	Position	Age	Director Since	Term Expiration
Miguel Ángel Gutiérrez	Chairman and Director	58	2016	2017
Roberto Luis Monti	Director	78	2016	2017
Norberto Alfredo Bruno	Director	57	2016	2017
Néstor José Di Pierro	Director	61	2016	2017
Juan Franco Donnini	Director	33	2016	2017
Gabriel Alejandro Fidel (3)	Director	54	2017	2017
Armando Isasmendi	Director	41	2016	2017
Carlos Alberto Felices	Director	71	2016	2017
Daniel Gustavo Montamat	Director	62	2016	2017
Fabián Jorge Rodríguez Simón	Director	58	2016	2017
Inés María Leopoldo	Director	59	2016	2017
Daniel Alberto Kokogian (2)	Director	62	2016	2017
Octavio Oscar Frigerio	Director	78	2016	2017
Luis Augusto Domenech	Director	64	2016	2017
Emilio José Apud (1)	Director	71	2016	2017
Gerardo Damián Canseco (2)	Alternate Director	51	2016	2017
Alejandro Rodrigo Monteiro	Alternate Director	43	2016	2017
Luis Gustavo Villegas	Alternate Director	44	2016	2017
Lucio Mario Tamburo	Alternate Director	56	2016	2017
Miguel Lisandro Nieri(4)	Alternate Director	44	2017	2017
Facundo Daniel Massafra	Alternate Director	42	2016	2017
Daniel Cristián González Casartelli (2)	Alternate Director and CFO	47	2016	2017
Carlos Alberto Alfonsi (2)	Alternate Director and Downstream Executive Vice President	56	2016	2017
Fernando Raúl Dasso (2)	Alternate Director and Human Resources Vice President	51	2016	2017
Fernando Pablo Giliberti (2)	Alternate Director and Supply Chain Vice President	50	2016	2017

(1)	Represents our Class A shares.
(2)	As of March 10, 2017, the individual owns less than one percent of our Class D shares.
(3)	Designated by the Supervisory Committee and assumed the position of Director at the Board of Directors’ meeting held on March 29, 2017, replacing Mr. Enrique Andrés Vaquié, who resigned for strictly personal reasons.
(4)	Designated by the Supervisory Committee and assumed the position of Alternate Director at the Board of Directors’ meeting held on March 29, 2017, replacing Mr. Pedro Martĺn Kerchner Tomba, who resigned for strictly personal reasons.

The General Ordinary and Extraordinary Shareholders’ meeting held on April 29, 2016 approved, by a majority of computable votes, the modification of Article 17, subsections i) and xiii); Article 18, subsections a), b), c), d) and e); and Article 19, subsections iii), iv) and v) of the Company’s By-laws, which separated the functions of the Chairman and the Chief Executive Officer (CEO).

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, was elected by the Board of Directors at the meeting held on April 29, 2016. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

On June 6, 2016, the Board of Directors approved the appointment of Mr. Ricardo Darré as CEO of the Company. Mr. Darré assumed the position effective as of July 1, 2016. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our performance is largely dependent on recruiting and retaining key personnel.”

On December 14, 2016, the Board of Directors accepted Mr. Sergio Affronti’s resignation as Alternate Director of Class D shares, for strictly personal reasons.

Outside business interests and experience of the members of our Board of Directors

Miguel Ángel Gutiérrez

Mr. Gutiérrez is a founding partner of The Rohatyn Group and leads its private investments, real estate, infrastructure and renewable energy activities. From 1980 to 2001, he held various positions at J.P. Morgan, including Managing Director in charge of Global Emerging Markets and member of the Management Committee for Global Markets. In addition, he served as Chairman of the Board of Directors of Autopistas de Oeste S.A. and Chairman and CEO of Grupo Telefonica de Argentina S.A. Currently, he is a member of the Consultative Council of CIPPEC, the Economic and Social Council of the Torcuato Di Tella University, the International Advisory Board of the IAE Business School and the Council of the Fundación Cruzada Argentina. He has been a member of the Board of Directors of YPF since December 2015 and Chairman of the Board of Directors since April 2016.

Roberto Luis Monti

Mr. Monti earned undergraduate and master’s degrees in electrical engineering from the University of Buenos Aires and a master’s degree in business administration from the American Management Association in New York. He has broad experience in the national and international energy industry. From 1995 to 1997, he was Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he held various positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was Executive Vice-President of Exploration and Production of Repsol YPF in Argentina. He was also a member of the Board of Directors of Petrobras Argentina S.A. until July 26, 2016. He is a member of the Board of Directors of Tenaris S.A. and has been a member of the Board of Directors of YPF since April 2016.

Norberto Alfredo Bruno

Mr. Bruno earned a degree in business administration and completed postgraduate studies in strategic management at the Institute of Strategic Management, Organization and Business Management and the Argentine Institute of Energy Economics, as well as in energy economics at the Massachusetts Institute of Technology. From 1983 to 1998, he held various positions at YPF, including International Development Manager. From 1998 to 2000, he was CEO of YPF Peru. From October 2001 to December 2013, he was CEO of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor. Since December 2015, Mr. Bruno has served as Minister of Economy and Infrastructure of the Province of Neuquén. He has been a member of the Board of Directors of YPF since April 2016.

Néstor José Di Pierro

Mr. Di Pierro was a Deputy in the Legislature of the Province of Chubut from 1991 to 1995, Secretary of Social Welfare for the Municipality of Comodoro Rivadavia in the Province of Chubut from 1995 to 1999, a Councilman in the Deliberative Council of Comodoro Rivadavia from 1999 to 2001, Controller of Petrominera Chubut S.E from 2003 to 2009, President of Correo Oficial de Argentina S.A. from 2009 to 2011, and Mayor of the Municipality of Comodoro Rivadavia from 2011 to December 2015. He has been a member of the Board of Directors of YPF since December 2015.

Juan Franco Donnini

Mr. Donnini earned an economics degree from the Argentine University of Business, completed a specialization in Economy of Oil and Natural Gas at the Technological Institute of Buenos Aires and earned a master’s degree in Finance from CEMA University. Among other positions, he served as Advisor to the Mining, Energy and Combustible Commission at the Senate in 2012 and as Advisor to the Undersecretary of Economic Policy and Development Planning at the National Ministry of Economy and Public Finance in 2013. Additionally, he worked as Administrative Secretary for the Planning and Strategic Coordination of the National Plan of Hydrocarbon Investments Commission and was Undersecretary of Economic Policy at the National Ministry of Economy and Finance. Currently, he is Minister of Economy and Public Works for the Province of Santa Cruz. He has been a member of the Board of Directors of YPF since April 2015.

Gabriel Alejandro Fidel

Mr. Fidel obtained business administration and political science degrees from the National University of Cuyo and has a master’s degree in Public Affairs from The University of Texas, Austin, specialized in political economics. He has held various positions throughout his career, including Under Secretary of Tourism, Ministry of Government, and Ministry of Economy, all of them of the Province of Mendoza. Currently, he is a member of the Board of Directors of Transener S.A., President of the Fundación ProMendoza and a member of the Mercosur Parliament. He was designated a member of the Board of Directors of YPF on March 29, 2017.

Armando Isasmendi

Mr. Isasmendi earned a law degree from the Pontifical Catholic University of Argentina, a master’s degree in administrative law from Austral University and completed the Business Management Program at IAE Business School. He served as an advisor to the National Ministry of Justice and Human Rights at the Undersecretary of Coordination and Innovation to the Public Ministry of the Autonomous City of Buenos Aires and to the Ministry of Economic Development of the Province of Salta. From 2008 to 2013, he was President of the Regulatory Entity of Public Services for the Province of Salta. Since 2013, he has served as President of Recursos Energéticos y Mineros de Salta S.A. He was a member of the Board of Directors of YPF from December 2013 to April 2014 and has been a member of the Board of Directors of YPF since April 2016.

Carlos Alberto Felices

Mr. Felices earned a business administration degree from the University of Buenos Aires and completed postgraduate studies in the United States. He has held various positions at Pfizer Inc., including Treasurer in Argentina, CFO in Brazil and Director of Administration for Latin America in the United States. From 1993 to 2002, he worked for YPF eventually serving as CFO. He was CEO of Telecom Argentina S.A. from 2002 to 2007 and Chairman of the Board of Directors of Telecom Argentina S.A. from 2007 to 2008. He has been a member of the Board of Directors of YPF, President of the Audit Committee and the Audit Committee Financial Expert since December 2015.

Daniel Gustavo Montamat

Mr. Montamat holds a degree in economics and law and is a Certified Public Accountant. He earned a master’s degree in economics from Michigan State University in the United States and two doctoral degrees in economic sciences and in law and social sciences from the Catholic University of Córdoba. He has held various positions, including Director of Gas del Estado, Director and President of YPF and Secretary of Energy of Argentina. In 1991, he founded Montamat & Asociados in the Autonomous City of Buenos Aires where he serves as Executive Director. Currently, he is a consultant for the World Bank and the Inter-American Development Bank and a postgraduate professor for the Energy Regulation Study Centre at the University of Buenos Aires. He has been a member of the Board of Directors of YPF and the Audit Committee since December 2015.

Fabián Jorge Rodríguez Simón

Mr. Rodríguez Simón earned a law degree from the University of Buenos Aires and completed coursework at Harvard Law School. He has held various positions, including Advisor to the Mayor of the Autonomous City of Buenos Aires, Chief of Staff for the Ministry of Environment and Public Space of the Autonomous City of Buenos Aires from 2007 to 2009 and President of the Commission Act 1840 “Zero Waste.” He was a founding partner of Llerena & Abogados and served as Director of its Executive Committee. He is a member of the Governing Council of the Instituto de Empresa (Madrid) and is President of the Fundación Pericles (Buenos Aires). Currently, he is a senior partner of AlfaLegalGroup. He has been a member of the Board of Directors of YPF since December 2015.

Inés María Leopoldo

Mrs. Leopoldo graduated as an electronic engineer from the National Technological University and earned a master’s degree in business administration from the University of Buenos Aires. Additionally, she completed diverse Senior Management Programs at IESE Business School, the INSEAD and Columbia Business School and a Corporate Governance Program at IC-A in Spain. She has broad experience in the IT, telecommunications and internet industries and has held various positions at Telecom, La Nación newspaper and Telefónica. She is senior member of the IEEE (Institute of Electronic and Electrical Engineers). Currently, Mrs. Leopoldo is a partner at Neo Labels SL, an advertising agency in Spain. She has been a member of both the Board of Directors of YPF and the Audit Committee since April 2016.

Daniel Alberto Kokogian

Mr. Kokogian earned a degree in geological sciences and a postgraduate degree in oil engineering from the University of Buenos Aires. From 1981 to 1989 he held several positions at YPF, including Chief of the Geological Commission. He also worked at Pioneer Natural Resources where he served as Vice-President of Exploration and Development and Vice-President of New Business. He was a member of the Board of Directors of Estrella Servicios Petroleros. Currently, Mr. Kokogian is a director and technical advisor to Compañía General de Combustibles, serves as an advisor to the Southern Cross Group and is the founder and President of New Milestone, an oil and gas consulting firm. He has been a member of the Board of Directors of YPF since April 2016.

Octavio Oscar Frigerio

Mr. Frigerio earned a degree in agricultural engineering from the University of Buenos Aires and a master’s degree in genetic science from Iowa State University. From 1972 to 1981, he held several positions at Clarín. In 1989, he served as Comptroller of YPF. From 1991 to 1993, he was a National Deputy and in 1997 served as legislator for the Autonomous City of Buenos Aires. From 1997 to 1999, he was Secretary of State to the President of the White Helmets. Since 2000, Mr. Frigerio has been the President of a family-owned agricultural company and is a consultant at and Vice-President of Economía y Regiones. He has been a member of the Board of Directors of YPF since April 2016.

Luis Augusto Domenech

Mr. Domenech earned a degree in business administration from the University of Buenos Aires and completed the Senior Management Program at IAE Business School and the Executive Education Program at the Business School at the University of Michigan in the United States. From 1993 to 2004, he held several positions at Metrogas S.A., including CFO from 1993 to 2002 and CEO from 2002 to 2004. From 2004 to 2013, he was President and CEO of Companhia do Gas do Sao Paulo (COMGAS) in Brazil. He has been a member of both the Board of Directors of YPF and the Audit Committee since April 2016.

José Emilio Apud

Mr. Apud earned an industrial engineering degree and completed postgraduate degrees in energy economics and management control of large projects at the Engineering School of the University of Buenos Aires. He earned a postgraduate degree in Regional Economic Analysis at the Institute for Economic and Social Development at Torcuato Di Tella Institute and a postgraduate specialization in energy conservation at Dupont W.L. in the United States. He has held various positions, including Director of CAMMESA and Secretary of Energy and Mining of Argentina in 2001. From 1983 to 1989, he founded and served as Vice President of IAE and the Energy Institute G. Mosconi. He has owned Apud & Associates, a consulting firm in energy and the environment, since 2005. Currently, he serves as partner and director of AMPAR, a Paraguayan consulting firm and of Ecoriental, an Uruguayan consulting firm. In addition, he serves as Chairman of BAE S.A., a builder and developer, as Counselor at the Fundación Libertad y Progreso and as member of Fundación Pensar. He has been a member of our Board of Directors since 2015.

Gerardo Damián Canseco

Mr. Canseco earned a degree in law and specializes in Trade Union Law. Since 1984, he has been an employee of YPF. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Province of Santa Fe from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014, and President of the Centro de Estudios Laborales y Sociales from 2014 to 2016. He has been an alternate member of the Board of Directors of YPF since April 2016.

Alejandro Rodrigo Monteiro

Mr. Monteiro earned a degree in economics from the Argentine University of Business. He has held various positions for the government in the Province of Neuquén, including Provincial Director of Economic Coordination for the Undersecretary of Public Revenue, Ministry of Finance and Public Works from 2003 to 2007 and Fiscal and Economic Coordinator for the Undersecretary of Public Revenue from 2007 to 2011. Since December 2011, Mr. Monteiro has been the President of the Court of Appraisals and Undersecretary of Public Revenue for the Economy and Infrastructure Ministry in the Province of Neuquén. He has been an alternate member of the Board of Directors of YPF since April 2016.

Luis Gustavo Villegas

Mr. Villegas has served in several positions within the oil industry since 1990. Currently, he serves as Undersecretary for the Union of Senior Staff and Professionals in the Southern Patagonian Oil and Gas Private Sector and as a Senior Staff Member of the Oil Tankers Mutual Commission. He has been an alternate member of the Board of Directors of YPF since December 2015.

Lucio Mario Tamburo

Mr. Tamburo earned a civil engineering degree from the National University of the South in Bahía Blanca. He has held various positions, including Inspection Assistant for the Provincial Roads Direction in the Province of Río Negro and as Sanitation Consultant for the National Undersecretary of Water Resources. He was the Engineering and Construction Manager and Service and Maintenance Chief of Bahía Blanca at Azurix Buenos Aires S.A. He also served as Administrator of the National Entity of Water Works of Sanitation ENOHSA until December 2015. He has been an alternate member of the Board of Directors of YPF since December 2015.

Miguel Lisandro Nieri

Mr. Nieri earned a degree in economics from the National University of Cuyo and holds a master’s degree in finance and management control from the ADEN Business School, University of San Francisco. He has held various positions throughout his career, including Advisor of the Ministry of Finance of the Province of Mendoza from January 2000 to November 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of Mendoza from July 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June 2006 to April 2007, business manager of the Cuyo area of Puente Hnos. Sociedad de Bolsa from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. Currently, he has been Minister of Finance of the Province of Mendoza since March 2017 and alternate member of the Board of Directors of YPF since March 2017.

Facundo Daniel Massafra

Mr. Massafra earned a public accounting degree from the University of Buenos Aires. He has held various positions, including managing the Auditing Department at Consultora Pluss S.A. from 2003 to 2009, serving as partner at Integra Consultora S.A. from 2009 to 2011 and as Director of Personnel Management, Liquidations and Assets for the Finance Secretary of the Municipality of the City of Salta from 2011 to 2015. Since June 2015, Mr. Massafra has been the CEO of Recursos Energéticos y Mineros de Salta S.A. He has been an alternate member of the Board of Directors of YPF since April 2016.

Daniel Cristian González Casartelli

Mr. Gonzalez earned a degree in business administration from the Pontifical Catholic University of Argentina. He worked for the investment bank Merrill Lynch & Co. in Buenos Aires and New York for 14 years and held the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Additionally, he has held the position of Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Currently, he is a member of the Board of Directors of Adecoagro S.A. He has been an alternate member of our Board of Directors since April 2016 and is the President of our Disclosure Committee. He has been our Chief Financial Officer since July 2012. He served as an alternate member of our Board of Directors from April to June 2014, as a member of our Board of Directors from June 2014 to April 2016 and as CEO on an interim basis from April 29, 2016 until June 30, 2016.

Carlos Alberto Alfonsi

Mr. Alfonsi earned a degree in chemistry from the National Technological University in Mendoza, a degree in IMD Managing Corporate Resources from the University of Lausanne and has studied at the Massachusetts Institute of Technology. Since 1987, he has held various positions at YPF, including Operations Manager, Director of La Plata Refinery, Operation Planning Director, Director of Commerce and Transportation for Latin America, Director of Refinery and Marketing in Peru, Country Manager for Peru and R&M for Peru, Chile, Ecuador and Brazil. Mr. Alfonsi has been our Downstream Executive Vice President since June 2010. He was an alternate member of the Board of Directors from March 2008 to June 2012 and a member of the Board of Directors from 2012 to 2016. He has been an alternate member of the Board of Directors of YPF since April 2016.

Fernando Dasso

Mr. Dasso earned a degree in labor relations from the University of Buenos Aires and completed the Management Development Program at IAE Business School in 1993. Throughout his career, he has held several positions within YPF. In 2006, he was appointed Director of Human Resources of Argentina, Bolivia and Brazil for the Exploration and Production Business. He was a member of the Board of Directors from June 2012 to April 2016. He has been our Human Resources Vice President since July 2007 and has been an alternate member of the Board of Directors of YPF since April 2016.

Fernando Pablo Giliberti

Mr. Giliberti earned a certified public accountant degree from the Pontifical Catholic University of Argentina, a master’s degree in business administration from the Argentine University of Business, a postgraduate diploma from the College of Petroleum and Energy Studies at the University of Oxford and a Master of Science in Management degree from the Sloan Master’s Program at Stanford University. He has held several positions at YPF, including Head of Accounting and Finance at our headquarters in Mendoza, South Division Business Support Manager, Asset Manager of the El Guadal-Lomas del Cuyo, Business Development Manager and Exploration and Production

Business Development Director. In San Antonio, he was Vice President of Business Development and Vice President of the Latin America Division of Pride International. He later served as Vice President of Business Development at Pioneer Natural Resources of Argentina. In 2006, he founded Oper-Pro Services S.A. He was our Strategy and Business Development Vice President from June 2012 until December 2016. He was member of the Board of Directors of YPF from June 2012 to April 2013. He has been an alternate member of the Board of Directors of YPF since April 2014 and our Supply Chain Vice President since December 2016.

Board practices

The information provided below describes the composition and responsibilities of our Board of Directors.

Board practices of our Board of Directors

In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to us, our shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, applicable regulations, or by shareholder resolution. In such cases, a director’s liability will be determined by reference to the performance of those specific duties so long as the director’s appointment and assignment of duties was approved at a shareholders’ meeting and is registered with the Superintendency of Corporations.

Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with us. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above requirements may only be carried out with prior approval of the Board of Directors or, in the absence of a quorum at a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by our shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved the transactions will be held jointly and severally liable for any damages caused to us.

Any director whose personal interests conflict with ours on any matter shall notify the Board of Directors and the Supervisory Committee and abstain from voting on the matter. Otherwise, such director may be held liable to us.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution is adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to us terminates upon approval of the director’s actions by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position
Ricardo Darré	Chief Executive Officer
Daniel Cristian González Casartelli(1)	Chief Financial Officer
Germán Fernández Lahore(1)	Legal Affairs Corporate Vice President
Santiago Martínez Tanoira(1)	Upstream Executive Vice President
Carlos Alfonsi(1)	Downstream Executive Vice President
Marcos Browne	Gas and Energy Executive Vice President
Sergio Giorgi	Business Development and Project Architecture Vice President
Fernando Giliberti(1)	Supply Chain Vice President
Sebastián Mocorrea(1)	Communication and Institutional Relations Vice President
Fernando Dasso(1)	Human Resources Vice President
Gustavo Chaab(2)	Environment, Security and Health Vice President
Vacant(3)	Executive Manager of Technology and Innovation

(1)	As of March 10, 2017, the individual owns less than one percent of our Class D shares.
(2)	On March 29, 2017, the Board of Directors designated Mr. Gustavo Chaab as our Environment, Security and Health Vice President in place of Mr. Daniel Palomeque.
(3)	On December 14, 2016, the Board of Directors elevated the role of Chief Information Officer (CIO) within the Senior Management Structure to be a part of the Vice Presidency of Environment, Health and Security, and designated the position with the title Executive Manager of Technology and Innovation (CTO). The position of Executive Manager of Technology and Innovation is vacant and the Company is in the process of candidates’ selection.

In addition to the members of our senior management for whose outside business interests and experiences were described above, we include the following:

Ricardo Darré

Mr. Darré earned degrees in mechanical engineering and industrial engineering from the Buenos Aires Institute of Technology. He started his career at Schlumberger where he held various positions within the oil production field in Angola, Zaire and Neuquén. In 1987, he joined Total where he held several roles in oil exploration and exploitation areas in Argentina, Thailand, Norway, Russia, the United Kingdom and France. In 1999, he was appointed Operations Director in Russia, Engineering Chief in Paris in 2002 and Corporate Director of Perforation and Termination in 2006. In 2014, he was appointed Chairman and CEO of Exploration and Production of Total based in Houston, United States. Mr. Darré has been our CEO since July 2016.

Germán Fernández Lahore

Mr. Fernández Lahore earned a law degree from the University of Buenos Aires and participated in the Academy for American and International Law. He further earned a master’s degree in Natural Resources Law and Policy from the University of Dundee, Scotland, United Kingdom, as a Chevening scholar, a postgraduate degree in tax law from Austral University in Argentina, and completed the Management Development Program at IAE Business School. He is a member of the Academic Council of the Argentine Journal of Energy, Hydrocarbons and Mining Law (Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería). His areas of expertise include oil, natural gas and mining law and natural resource taxation and financing. Prior to joining YPF, he served as an attorney at Beccar Varela, a foreign associate at Haynes and Boone, LLP in Dallas, Texas. He joined our Oil Affairs Management in February 2002 and served as our Upstream Legal Affairs Manager. Mr. Lahore has been our Legal Affairs Corporate Vice President since December 2015.

Santiago Martínez Tanoira

Mr. Martínez Tanoira earned a degree in industrial engineering from the Buenos Aires Institute of Technology, a master’s degree in business administration from Austral University, and completed specialization courses at the University of Virginia Darden School of Business, Wharton School of the University of Pennsylvania and Harvard University in the United States. In 1998, he joined YPF and took on several roles within the Petrochemical Business Development area of the Petro-chemistry Division. He was in charge of marketing and Business Development within the Industrial Products Business Unit and served as Planning Manager of YPF Petrochemicals Division. Moreover he held the position of Base Petrochemical and Intermediate Director at Repsol in Spain. In 2011, he was appointed Director of YPF Chemicals and a member of the Board of Directors of Profertil. Over the last four years, he served as Executive Manager of the Mendoza Region, managing the Upstream operations. Mr. Martinez Tanoira has been our Upstream Executive Vice President since October 2016.

Marcos Miguel Browne

Mr. Browne earned a degree in industrial engineering from the Buenos Aires Institute of Technology, a master’s degree in business administration from Henley Management College in the United Kingdom and a diploma in natural gas management and economics from the College of Petroleum and Energy Studies, validated by the University of Oxford in the United Kingdom. He further completed a specialization in the economics of petroleum and natural gas at the Buenos Aires Institute of Technology and the Management Development Program at IAE Business School. He has held several positions at YPF, including Head of Supply and Processing of Natural Gas from February 1994 to May 2000. He served as Head of the Gas and Liquid Gas Processing Business at TGS S.A. where he held various roles from June 2000 to March 2004. He is a founding partner of Endriven S.A. and served as a Director until March 14, 2016. He also served as General Manager of Gas Meridional S.A., General Manager of C3Plus S.A. and President of Fuels Meridional S.A. Mr. Browne has been our Gas & Energy Executive Vice President since March 2016.

Sergio Giorgi

Mr. Giorgi earned a degree in civil engineering from the University of Buenos Aires and a postgraduate degree from the French Institute of Petroleum. He completed a General Management Program organized by Total Group, in partnership with HEC Paris and Saïd Business School from Oxford University. In 1994, he joined YPF as a drilling engineer. In 1996, he joined Total where he assumed different positions within the oil exploration and exploitation areas for Argentina, Scotland, Indonesia, Italy, Libya and France. In 2007, he managed Total’s drilling and wells operations for Asia, North Africa, Middle East and Australia. In 2009, he was in charge for Development and Planning Studies group with focus in Africa. From 2011 to 2013, he was appointed Total’s New E&P Business Project Director for Latin America. Thereafter, he joined Total Austral in Argentina as Unconventional Resources Director. Mr. Giorgi has been our Business Development and Project Architecture Vice President since December 2016.

Sebastián Mocorrea

Mr. Mocorrea earned a degree in law from the University of Buenos Aires and a degree in political science from the Pontifical Catholic University of Argentina. From 1996 to 1998, he served as Chairman of the Asociación de Televisión Argentina and as Vice President of Argentina’s Information and Communications Chamber from 1998 to 2000. In 1997, he joined IBM as Director of Communications and External Relations of IBM South Latin-America–Argentina, Chile, Paraguay and Uruguay. In 2000, he became a Regional Director of IBM Latin America in the United States. He also served as Vice President of Public Affairs of IBM Europe in Brussels. In 2012, he founded Argencon, an institution that promotes the export of knowledge-based services. Currently, he serves as Board Adviser of Argencon and participates in the Council of the Americas and ACDE. From October 2012 to May 2016, Mr. Mocorrea was Vice-President of Public Affairs and Regulations, Latin America and Global Business Support of IBM Corporation. Mr. Mocorrea has been our Communication and Institutional Relations Vice President since May 2016.

Gustavo Chaab

Mr. Chaab earned a degree in industrial engineering from the National University of Cuyo, a postgraduate degree in energy and energetic planning from the IDEE/Fundación Bariloche, a master’s degree in International Business from the National Ponts et Chausses Ecole and completed the Advanced Study Program from the Massachusetts Institute of Technology. In 1994, he joined YPF at the Luján de Cuyo Refinery and took on several roles, including Chief of Administration and Sales Area of this Refinery in 1999, Downstream Operative Planning Manager in 2004, Lubricants Business Manager in 2006, and Planning and Technical Development Manager for Refinement, Logistic and Chemistry in 2008. From 2011 to March 2017, he served as Manager of the Industrial Complex in La Plata. Mr. Chaab has been our Environment, Security and Health Vice President since March 2017.

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

Composition and responsibilities of our Audit Committee

The Stock Market Law, as defined in “Item 9. The Offer and Listing Argentine Securities Market,” and Resolution No. 622/2013 of the Argentina National Securities Commission (Comision Nacional de Valores) (“the CNV”) require Argentine public companies to appoint an Audit Committee (comité de auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee and a majority of its members must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee.”

The Board of Directors of the Company, at its meeting held on April, 29, 2016, appointed the current members of the Audit Committee, who as of the date of this filing are: the Chairman, Carlos Felices, and the members Daniel Gustavo Montamat, Luis Augusto Domenech, Emilio José Apud and Inés María Leopoldo. Additionally, Mr. Felices was determined by our Board of Directors to be an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

Executive directors may not sit on the Audit Committee.

Our Audit Committee, among other things:

•	periodically inspects the preparation of our financial and economic information;

•	reviews and opines on the Board of Directors’ proposals regarding the designation of the external auditors and the renewal, termination and conditions of their appointment;

•	evaluates internal and external audit work, monitors our relationship with the external auditors, and assures their independence;

•	provides appropriate disclosure regarding transactions where a conflict of interest exists among members of the corporate committees or controlling shareholders;

•	opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators;

•	verifies compliance with applicable national or international regulations for matters related to behavior in the stock markets; and

•	ensures that the internal Code of Ethics complies with normative demands and is adequate.

Activities of the Audit Committee

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From March 2016 to March 2017, the Audit Committee held thirteen meetings.

The Audit Committee must support the Board of Directors in its oversight duties, periodically review economic and financial information relating to us, supervise the internal financial control systems and oversee the independence of external auditors.

Economic and financial information

Using the assessment of the CFO and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2016 included in our report on Form 6-K furnished to the SEC on March 22, 2017.

Oversight of the internal control system

The Audit Committee oversees the progress of our annual internal audit, which is aimed at identifying critical risks, to supervise internal financial control systems and ensure that they are sufficient, appropriate and efficient.

Throughout the year, the Audit Committee is kept informed by our internal audit department of the most relevant facts and recommendations arising out of its work and the status of the recommendations issued in prior years.

The Audit Committee supervised the alignment of our internal control system for financial reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act. These regulations require that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

Relations with the external auditors

The Audit Committee interacts closely with the external auditors, allowing them to make a detailed analysis of the relevant aspects of the audit of financial statements and to obtain detailed information on the planning and progress of the work.

The Audit Committee also evaluates the services provided by our external auditors, determines whether the conditions for independence of the external auditors, as required by applicable law, are met and monitors the performance of external auditors to ensure that it is satisfactory.

As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ended December 31, 2016. In addition, the Audit Committee, at its meeting held on March 8, 2017, as a result of the evaluation process outlined in the preceding paragraph, had no objections to the designation of Deloitte & Co. S.A. as our external auditors for the year ended December 31, 2017 which will be voted on at the next general shareholders’ meeting.

Independence of the Members of our Board of Directors and Audit Committee

Pursuant to CNV regulations, a director is not considered independent when such director (i) owns at least a 15% equity interest in a company, or a lesser interest if the director has the right to appoint one or more directors of the company (hereinafter “Significant Participation”), or has a Significant Participation in another company that in turn has a Significant Participation in the company or a significant influence on the company (“significant influence” as defined by Argentine GAAP); (ii) is a member of the Board of Directors of, or depends on, or is otherwise related to shareholders who have a Significant Participation in the company or another company in which these shareholders have a direct or indirect Significant Participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship with, or is a member of a company that maintains professional relationships with, or receives remuneration (other than that received in consideration of his performance as a director) from the company or any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company, or with a third-party company that has a direct or indirect Significant Participation or a significant influence; (v) directly or indirectly sells or provides goods or services to the company or to any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company for an amount exceeding his remuneration as a member of the Board of Directors or Audit Committee; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the Board of Directors or Audit Committee, would not be independent, according to the above-listed rules.

As of the date of this annual report, Directors Miguel Ángel Gutiérrez, Roberto Luis Monti, Norberto Alfredo Bruno, Néstor José Di Pierro, Juan Franco Donnini, Enrique Andrés Vaquié, Armando Isasmendi, Carlos Alberto Felices, Daniel Gustavo Montamat, Fabián Jorge Rodriguez Simón, Inés María Leopoldo, Octavio Oscar Frigerio, Luis Augusto Domenech and Emilio José Apud, and Alternate Directors Alejandro Rodrigo Monteiro, Luis Gustavo Villegas, Lucio Mario Tamburo, Pedro Martín Kerchner Tomba and Facundo Daniel Massafra qualified as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

Composition and responsibilities of our Disclosure Committee

In February 2003, the Board of Directors created a Disclosure Committee to:

•	monitor overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or generally released to the markets;

•	direct, establish and maintain internal control systems that are adequate and efficient in order to ensure that our financial statements included in annual and quarterly reports as well as any accounting and financial information to be approved and filed by us is accurate, reliable and clear;

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed by us;

•	assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus” —SEC Release number 33-8124) and the existence and maintenance of adequate procedures and controls for the generation of the information to be included in our annual reports on Form 20-F and other information of a financial nature as required to be certified by our Chief Executive Officer and Chief Financial Officer;

•	take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements and any accounting or financial information to be filed with the CNV and other regulators of the stock markets where our stock is traded; and

•	formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders;

•	general communications to shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee is composed of the following individuals:

Name	Position
Ricardo Darré	Chief Executive Officer
Daniel Cristin González Casartelli	Chief Financial Officer and President of the Disclosure Committee
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee
Santiago Martínez Tanoira	Upstream Executive Vice President
Daniel Palomeque	Environment, Security and Health Vice President
Carlos Alfonsi	Downstream Executive Vice President
Marcos Browne	Gas and Energy Executive Vice President
Sergio Giorgi	Business Development and Project Architecture Vice President
Fernando Giliberti	Supply Chain Vice President
Sebastián Mocorrea	Communication and Institutional Relations Vice President
Fernando Dasso	Human Resources Vice President
Javier Fevre	Internal Auditor
Javier Sanagua	Reserves Auditor

In addition to the members of our senior management whose outside business interests and experiences were described above, we include the following:

Javier Sanagua

Mr. Sanagua earned a degree in geology from the National University of Tucumán and completed the Management Development Program at IAE Business School at Austral University. In 1996, he joined YPF after having worked as a university teacher and researcher. He held various positions at YPF over the course of 18 years, including roles within the Reservoir, Development, Exploration and Production areas, and roles as District Chief, Manager of the Los Perales area, Manager of the Economic Unit from Cañadón Seco in the province of Chubut and Director of Business Unit in Mendoza. He has been our Reserves Auditor since February 2013.

Javier Fevre

Mr. Fèvre earned a certified public accountant degree from the Argentine University of Business. He has held several positions throughout his career, including Auditor for the General Auditor Office, Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller, Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. He has been our Internal Auditor since September 2012.

Compliance with New York Stock Exchange Listing Standards on Corporate Governance

In accordance with the NYSE corporate governance rules, effective as of July 31, 2005, all members of the Audit Committee are required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC. Each of the members of our Audit Committee was determined to be independent in accordance with the applicable NYSE and SEC rules.

Significant differences between our corporate governance practices and those required by NYSE listing standards

Non-U.S. NYSE-listed companies may, in general, follow their home country corporate governance practices in lieu of most of the NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from those of U.S. companies under the NYSE listing standards.

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

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory, but are recommended by the CNV under CNV’s General Resolution No. 622/13. The Company follows the CNV’s recommendation and has a Compensation and Nomination Committee established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s by-laws, which currently is composed of Directors Daniel Gustavo Montamat, Roberto Luis Monti, Carlos Alberto Felices, Fabián Jorge Rodríguez Simón and Daniel Alberto Kokogian. Mr. Kokogian is not independent. As a result of the foregoing, most of the members of the Compensation and Nomination Committee are independent.

Shareholder approval of equity compensation plans

The NYSE rules require that, with limited exemptions, all equity compensation plans be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the Board of Directors.

Separate meetings for non-management directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of its executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, which is comprised of independent directors.

Compensation of members of our Board of Directors and Supervisory Committee

Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) and the Supervisory Committee with respect to a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income, which percentage is increased up to 25% of net income based on the amount of dividends, if any, are paid. The compensation of the Chairman and other directors acting in an executive capacity, together with the compensation of all other directors and members of the Supervisory Committee, requires the ratification of an ordinary general shareholders’ meeting as provided by Argentine law. When the exercise of special commissions or technical administrative functions by one or more directors and the reduced or lack of profits exceed the limits, such remunerations may only be paid in excess if expressly agreed by the shareholders’ meeting, for which the matter should be included on the agenda. For the year ended December 31, 2016, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 310.3 million, excluding social security payments made by the Company as required by law, but including Ps. 34.6 million in the form of equity compensation plans, pensions, retirement or similar benefits that YPF provides to its Board of Directors and executive officers and Ps. 3.5 million in compensation paid to the members of the Supervisory Committee. During 2016, YPF’s performance-based compensation programs included a performance bonus program for approximately 6,880 non-unionized YPF employees and 9,000 unionized YPF employees. This bonus program is intended to motivate and reward individuals for the annual achievement of business objectives. The program compensated participants in cash based on a measurable and specific set of objectives established by YPF’s Management by Objectives Program and individual performance results.

In 2016, our shareholders’ meeting, as proposed by our Board of Directors, approved the creation of a voluntary reserve of Ps. 50 million for the fulfillment our long-term incentive plan which contemplates compensation in shares for certain employees. To that end, the Company purchased its own shares in accordance with Section 64 et seq. of Law No. 26,831. For additional information see Note 2.b.10.iii to our Audited

Consolidated Financial Statements. The share-based benefit plan: (i) encourages key personnel to align their performance with the objectives of the Company’s strategic plan, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in share price and (iii) assists in the retention of key personnel in the organization.

YPF’s directors do not have any service contracts with YPF involving the payment of compensation other than those previously mentioned for the performance of their duties with the Company.

Supervisory Committee

The Supervisory Committee is responsible for overseeing compliance by the management and the Board of Directors with Argentine General Corporations Law, the by-laws and regulations (if any), and shareholders’ resolutions. The functions of the Supervisory Committee include, among others, attending all meetings of the Board of Directors, preparing a report of the financial statements for our shareholders, attending shareholders’ meetings and providing information upon request to holders of at least 2% of our capital stock.

The by-laws provide for a Supervisory Committee composed of three to five members and three to five alternate members that are elected for one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” In 2016, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 3.5 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires is as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Alejandro Fabián Díaz	A	52	2016	2017	(*)
Silvana Rosa Lagrosa (**)	D	58	2016	2017	(*)
Gustavo Adolfo Mazzoni	D	65	2016	2017	(*)
Guillermo Stok (alternate member)	A	61	2016	2017	(*)
Raquel Inés Orozco (alternate member)	D	61	2016	2017	(*)

(*)	Members of our Supervisory Committee are appointed each fiscal year. Our shareholders, in the Ordinary and Extraordinary General Shareholders’ meeting held on April 29, 2016 appointed the members of our Supervisory Committee for fiscal year 2016.
(**)	On December 14, 2016, the Board of Directors noted Mr. Gustavo Gutiérrez’s resignation as a member of the Supervisory Committee for Class D shares for strictly personal reasons. As resolved at the shareholders’ meeting on April 29, 2016, Mr. Gutiérrez was replaced by Mrs. Silvana Rosa Lagrosa until the election of new members of the Supervisory Committee at the next shareholders’ meeting.

Alejandro Fabián Díaz

Mr. Díaz earned a certified public accountant degree from the University of Buenos Aires and completed postgraduate studies in social responsibility, social accounting and business management. Since 2000, he has held several roles for the Argentine National Office of the Comptroller General, including Auditing Supervisor, Certified Accountant, member of the Supervisory Committee of first-tier businesses and Manager of Business Audits. He has been a member of the Organization for Economic Cooperation and Development since 2014 and a member of the Latin American Network on Corporate Governance of State-Owned Enterprises since 2010.

Silvana Rosa Lagrosa

Ms. Lagrosa earned a degree as a certified public accountant from the University of Buenos Aires. She has been a member of the Argentine National Office of the Comptroller General since 2000 and is currently a member of the Supervisory Committees of YPF S.A., Aerolíneas Argentinas S.A., Austral S.A., Administradora Recursos Humanos Ferroviarios S.A., Banco Nación Seguros S.A. and Banco Nación Seguros de Retiro S.A.

Gustavo Adolfo Mazzoni

Mr. Mazzoni earned a certified public accountant degree and a postgraduate degree in finance from the University of Buenos Aires and a degree in social psychology from the Pichon Riviere School of Psychology. He has held various positions throughout his career, including Senior Auditor for Price Waterhouse & Co. He further held a managerial role with the Argentine National Office of the Comptroller General, supervising private companies and different national ministries, including Justice, Labor, Health and Social Development. Currently, he is the statutory auditor of Aerolíneas Argentinas S.A., Austral S.A., Optar S.A. and Centro de Ensayos de Alta Tecnología S.A.

Guillermo Stok

Mr. Stok earned a certified public accountant degree and business administration degree from the Pontifical Catholic University of Argentina and completed postgraduate studies in public sector economics, the management of sustainable economic development and social economics. He was appointed by the World Bank (PNDU) to advise the Finance Secretary at the Buenos Aires City Government. In 2001, he was designated General Manager of the National Administration of Social Security (ANSES). Currently, he works for the Argentine National Office of the Comptroller General as an Assistant Manager supervising majority state-owned enterprises.

Raquel Inés Orozco

Ms. Orozco earned a law degree from the University of Buenos Aires. Currently, she is member of the Supervisory Committees of Central Térmica Guemes S.A., Telam S.E., Ubatec S.A., Inder S.E. (e.I), Foncap S.A., LT10 Radio Universidad del Litoral S.A., and an alternate member of the Supervisory Committee at Loteria Nacional S.E.

The Compliance Committee

The information provided below describes the composition and responsibilities of our Compliance Committee as of the date of this annual report.

Composition and responsibilities

In April 2016, the Board of Directors created the Compliance Committee: to encourage compliance with the requirements of laws, regulations, rules, policies and/or organizational codes and principles of good corporate management and ethical standards applicable to the Company; to monitor the control systems of YPF processes in accordance with the rules that regulate YPF’s operation; to reduce exposure to financial, legal and operational risks that could arise from illicit behavior; to safeguard the image and reputation of the Company; and to promote, facilitate and regulate cooperation between the various sectors of the Company to ensure the effectiveness of measures and actions enacted to prevent, detect, punish and eradicate corruption, among other functions.

As of the date of this annual report, the Compliance Committee is composed of the following members:

Name	Position
Fabián Rodríguez Simón	Director—President
Inés María Leopoldo	Director
Emilio José Apud	Director
Octavio Oscar Frigerio	Director
Juan Franco Donnini	Director

The Risk and Sustainability Committee

The information provided below describes the composition and responsibilities of our Risk and Sustainability Committee as of the date of this annual report.

Composition and Responsibilities

In April 2016, the Board of Directors created the Risk and Sustainability Committee: to establish comprehensive management policies for business risks and to monitor their adequate implementation; to identify and evaluate the principal risk factors that are specific to the Company and/or its activity; and to monitor risks and implement corresponding mitigation actions, among other functions.

As of the date of this annual report, the Risk and Sustainability Committee is composed of the following members:

Name	Position
Roberto Luis Monti	Director—President
Nestor José Di Pierro	Director
Daniel Alberto Kokogian	Director
Norberto Alfredo Bruno	Director

Employee Matters

Our total workforce consists of permanent and temporary employees. As of December 31, 2014, 2015 and 2016, we had 22,032, 22,025 and 19,257 employees, respectively. In 2016, the number included 9,680 employees in the Downstream business segment, 3,911 employees in the Upstream business segment, 161 employees in the Gas & Energy business segment and 5,505 employees in the Corporate and Other business segments. We had 776 temporary employees in 2016. The most significant variations in 2016 included a decrease in the Upstream business of 357 employees, a decrease in the Downstream business of 207 employees and a decrease of 100 employees in the Corporate and Other business segments as a result of an efficiency and cost reduction project. In addition, the number of employees at A-Evangelista S.A., which is part of the Corporate and Other business segments, decreased by approximately 1,940 employees during 2016 (mainly as a result of the completion of the construction of the coke unit at our refinery in La Plata). Approximately 45% of our employees are represented by the Federation of Oil Workers Union (“SUPeH”) that negotiates labor agreements and salaries applicable to YPF and OPESSA unionized employees. SUPeH is continually negotiating with us, and we maintain a good level of communication. In general, requests of labor unions in connection with the petrochemical industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are represented by sixteen other unions. Approximately 55% of third-party employees, mostly in the Upstream business, are represented by nine unions with whom we directly negotiate labor agreements and salaries. These unions are clustered into three groups: Petroleros Privados, which consists of five unions, Personal Jerárquico, which consists of three unions, and SUPeH Emprendimientos. The remaining 45% of third-party employees are represented by unions with whom we do not participate in labor agreements.

During 2016, YPF sought to create an addendum to the main Union’s Labor Agreements that would result in greater levels of efficiency, productivity and sustainability in the Shale and Tight operations. As a result of collaboration with the main actors in the industry, including the Argentine government, provincial governors, Unions and representatives of the main production companies, the addendum was signed with both Neuquén Unions in January 2017.

As part of its privatization, YPF restructured its internal organization and significantly reduced its number of employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) as of December 31, 1990 to approximately 7,500 as of December 31, 1993. YPF paid employees affected by these reductions termination payments as required by Argentine labor laws that amounted to Ps. 686 million. A substantial number of lawsuits originating from this restructuring process have been brought by former employees, alleging they received insufficient severance payments in connection with their dismissal and various job-related illnesses and injuries and typically seek unspecified relief.

As of December 31, 2016, YPF was a party to approximately 1,138 labor lawsuits related to events or acts that took place after December 31, 1990. The outcome of these lawsuits will depend on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and nature of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

As of December 31, 2016, there were also approximately 45,000 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we are not in a position to ensure that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that recognized joint and several liability between the contractor and the entity to which it was supplying services under certain circumstances.

The following table provides a breakdown of our employees by segment as of December 31, 2016.

Employees by Business Units
Upstream	3,911
Downstream	8,436
Refining and Marketing	8,403
Chemicals	33
Natural Gas & Energy (1) (2)	1,405
Corporate and Other (3)	5,505

Total YPF	19,257

(1)	Includes 1,244 employees of Metrogas S.A. and its subsidiaries.
(2)	Includes 88 employees of YPF Energia Eléctrica S.A. and its subsidiaries.
(3)	Includes 3,496 employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic location.

Employees by geographic location
Argentina	19,149
Rest of South America	108

Total YPF	19,257

ITEM 7.	Major Shareholders and Related Party Transactions

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In

addition, the Argentine Republic and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.” Additionally, see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Law No. 26,932” for a description of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

As of the date of this annual report, the transfer of the shares subject to expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, taking into account their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The following table sets forth information relating to the beneficial ownership of our shares as of March 10, 2017:

	Number of shares	(%)
National State—Ministry of Energy and Mining (1)	200,589,525	51.000%
Floating(2)	141,331,396	35.933%
Lazard Asset Management LLC (3)	31,365,367	7.975%
Slim Family(4)	19,974,695	5.079%
Argentine federal and provincial governments(5)	11,388	0.003%
Employee fund (6)	40,422	0.010%

(1)	The expropriated Class D shares, which represent 51% of our share capital, and which now are owned by the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Decree No. 13/2015” and “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Decree No. 272/2015.”
(2)	According to data provided by The Bank of New York Mellon, as of March 10, 2017, there were 172,694,906ADSs outstanding and 52 holders of record of ADSs. Such ADSs represented approximately 44% of the total number of issued and outstanding Class D shares as of such date.
(3)	According to Schedule 13G filed with the SEC on February 2, 2017.
(4)	According to Schedule 13G filed with the SEC on February 14, 2017, “Slim Family” consists of Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit through Inmobiliaria Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.

(5)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine Republic and provincial governments, respectively.
(6)	Reflects the ownership of 40,422 Class C shares.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2016 are set forth in Note 31 to the Audited Consolidated Financial Statements. The main related party transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps. 5,974 million in 2016), our purchase of petroleum and other products that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps. 2,393 million in 2016), all this in addition to what is mentioned in the following paragraphs.

In addition, the Expropriation Law was passed by the Argentine congress, which was ruled by Decree No. 660 of the National Executive Office. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Consequently, since the passage on May 3, 2012 of the Expropriation Law, the Argentine Republic owns 51% of the shares of the Company. Consequently, and in addition to transactions mentioned in paragraph above, we are party to numerous agreements with the federal government, as well as with certain agencies or institutions dependent on such governments and stated-owned companies.

The information disclosed in Note 31 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2016, December 31, 2015 and December 31, 2014, and transactions with the aforementioned parties for the twelve-month periods ended December 31, 2016, 2015 and 2014. Additionally, the balances and transactions held with the entities within the Repsol group are included until the date the conditions required to be considered as related parties were met. Information regarding major transactions with government entities are also described in Note 31 to the Audited Consolidated Financial Statements.

In addition, see Note 2.b.10.iii to our Audited Consolidated Financial Statements regarding our long-term share compensation plan offered to certain personnel.

For an organizational chart showing our organizational structure, including our interests in our principal affiliates, see “Item 4. Information on the Company—History and Development of YPF—Overview.”

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

Financial Statements

See Item 18 for our Audited Consolidated Financial Statements.

Legal Proceedings

The descriptions of the legal proceedings in Notes 14.a, 27.a and 28.b to the Audited Consolidated Financial Statements are incorporated herein by reference. On March 28, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by the Maxus Entities, the Creditors’ Committees and the Maxus Entities submitted an alternative restructuring plan (the “Alternative Plan”) that does not incorporate the agreement (the “Agreement”) with the YPF Entities, to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit (as described in Note 27.a.2 to the Audited Consolidated Financial Statements). Under the Alternative Plan, a liquidating trust (the “Liquidating Trust”) may pursue alter ego claims or any other estate claims against the Company and the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, a creditor of the Maxus Entities. As a consequence of the filing of the Alternative Plan, an event of default has occurred under the U.S.$ 63.1 million debtor-in-possession loan (“DIP Loan”) provided by YPF Holdings Inc. and YPF Holdings sent a notice of default accordingly.

Dividend Policy

See “Item 10. Additional Information—Dividends.”

Significant Changes

Since December 31, 2016, there have been no significant changes regarding the Company. Notwithstanding the foregoing, see Note 34 to the Audited Consolidated Financial Statements.

ITEM 9.	The Offer and Listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2012	41.14	9.57
2013	34.17	12.26
2014	38.91	21.85
2015	31.58	14.91
2016	21.98	12.83
2017(1)	23.78	16.50

(1)	Through March 27, 2017

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2015:
First Quarter	29.55	23.00
Second Quarter	31.58	26.18
Third Quarter	27.42	14.91
Fourth Quarter	22.18	15.05
2016:
First Quarter	18.83	12.83
Second Quarter	21.98	16.52
Third Quarter	19.77	16.88
Fourth Quarter	19.46	15.09
2017:
First Quarter (1)	23.78	16.50

(1)	Through March 27, 2017

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2016:
September	18.22	16.88
October	19.46	17.76
November	17.38	15.81
December	16.57	15.09
2017:
January	22.50	16.50
February	22.16	20.75
March (1)	23.78	20.61

(1)	Through March 27, 2017

According to data provided by The Bank of New York Mellon, as of March 10, 2017, there were 172,694,906 ADSs outstanding and 52 holders of record of ADSs. Such ADSs represented approximately 44% of the total number of issued and outstanding Class D shares as of such date.

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

The last information available to us regarding the Argentine stock market is set forth in the table below:

	2015	2014	2013	2012	2011	2010
Market capitalization (in billions of pesos)	3,292	3,893	3,356	2,300	1,611	1,900
As percent of GDP	56%	86%	124%	107%	87%	132%
Volume (in millions of pesos)	749,829	621,831	367,830	242,324	207,805	177,613
Average daily trading volume (in millions of pesos)	4,822.6	2,581.0	1,526.3	1,005.5	848.2	722.0

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in Argentine pesos of our Class D shares on the BASE:

	High	Low
2012	188.50	66.50
2013	294.00	101.30
2014	558.00	250.00
2015	375.50	207.00
2016	303.00	179.00
2017 (1)	370.50	270.00

(1)	Through March 27, 2017

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in Argentine pesos of our Class D shares on the BASE.

	High	Low
2015:
First Quarter	355.50	277.00
Second Quarter	375.50	321.00
Third Quarter	361.00	209.00
Fourth Quarter	305.00	207.00
2016:
First Quarter	295.00	179.00
Second Quarter	303.00	238.50
Third Quarter	296.25	255.90
Fourth Quarter	295.50	233.00
2017:
First Quarter (1)	370.50	270.00

(1)	Through March 27, 2017

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in Argentine pesos of our Class D shares on the BASE.

	High	Low
2016:
September	278.00	255.90
October	295.50	268.35
November	269.00	240.50
December	264.20	233.00
2017:
January	259.55	270.00
February	350.00	325.00
March (1)	370.50	321.50

(1)	Through March 27, 2017

As of March 10, 2017, there were approximately 31,835 holders of Class D shares in the BASE.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Argentine Securities Market

The securities market in Argentina was originally composed of 5 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Córdoba, Mendoza, Rosario and Santa Fe, with affiliated stock markets and, accordingly, authorized to quote publicly offered securities. However this system was affected by the enactment of Law No. 26,831, Decree No 1,203/2013 issued by the National Executive Office and the new regulations issued by the CNV, mainly contained in Resolution No. 622/2013, as amended, which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV.

The BASE, which began operating in 1854, was the principal and longest-established stock exchange in Argentina. The exchange functions of the BASE have now been absorbed by the MERVAL, which is a stock market authorized by the CNV to function as such, under Law No. 26,831. The MERVAL and the BASE have entered into an agreement which has been approved by the CNV, whereby the MERVAL has delegated to the BASE certain functions, such as: (i) the authority to grant listing authorization for securities; (ii) the authority to constitute arbitration courts; and (iii) the issuance of a public information bulletin.

On December 29, 2016, the Board of Directors of the CNV approved the creation of Bolsas y Mercados Argentinos (“ByMA”) as a new market. The shareholders of ByMA are the MERVAL and BASE, with each holding 60% and 40% of the capital stock of ByMA, respectively.

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831 (the “Capital Markets Law”) which governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Argentine Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the MERVAL and the BASE. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the MERVAL and operates SINAC.

Among the key provisions of the Capital Markets Law are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Capital Markets Law included very relevant changes for the modernization and future design of the capital market, like the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system and other provisions, like the new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV pursuant to Resolution No. 622/2013 and its amendments. Before offering securities to the public in Argentina, an issuer must fulfill certain requirements established by the CNV in regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

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

Law No. 25,246 (as subsequently amended by Law No. 26,087, Law No. 26,119, Law No. 26,268 and Law No 26,683) provides for an administrative criminal system and replaces several sections of the Argentine Criminal Code, incorporating, among other matters, the definition of money laundering as a type of crime committed whenever a person converts, transfers, manages, sells, charges, conceals or otherwise markets any asset derived from a criminal offense, with the possible consequence that the original assets or substitutes thereof appear to come from a lawful source, provided that the total value of the asset exceeds Ps. 300,000 regardless of whether such amount results from one act or a series of related acts. Law No. 26,683 considers money laundering to be an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, which allows for sanctions for the autonomous crime of money laundering regardless of participation in the crime that originated the funds subject to such money laundering. With the enactment of Law No. 27,260 and Decree No. 895/2016, the Financial Information Unit (Unidad de Información Financiera or “UIF”) was moved under the jurisdiction of the Ministry of Finance and Public Finance. Subsequently, in accordance with Decree No. 2/2017, the UIF acts under the jurisdiction of the Ministry of Finance.

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

Article 277 of the Argentine Criminal Code sets forth that an imprisonment of between six months and three years shall be applied (with varying minimum terms attaching depending on the particular circumstances) to any person who helps a perpetrator avoid or be removed from prosecution, obscures or destroys evidence of a crime, acquires, receives, hides or alters money or other proceeds from a crime, does not report the commission of the crime or does not identify the perpetrator or participant in a crime with knowledge that such person would have been obliged to assist in the criminal prosecution of such crime and/or aids or abets the perpetrator or participant in making safe the proceeds of the crime. The minimum and maximum terms of punishment shall be doubled when: (a) the offense implies a particularly serious crime (for which minimum penalty is higher than three years of imprisonment); (b) the abettor acts for profit; (c) the abettor habitually commits concealment acts; or (d) the abettor is a public official.

At the end of 2011, with the enactment of Laws No. 26,733 and 26,734, new crimes were introduced into the Penal Code to protect financial and stock market activities and to prevent the financing of terrorism. On the one hand, Law No. 26,733 established penalties of imprisonment, fines and special disqualification for anyone who: uses or supplies inside information to conduct securities transactions (Article 307); manipulates stock markets by offering or conducting securities transactions through false information, feigned negotiations or meeting of the main shareholders in order to negotiate at a certain price (Article 308); and carry out financial and stock market activities without corresponding authorization (Article 309). On the other hand, Law No. 26,734 incorporated into the Penal Code Article 306, which punishes with imprisonment and fines those who directly or indirectly collect assets or money to be used to finance a crime or an individual or organization that threatens the population, or to force national or foreign authorities or an international organization to perform or refrain from performing a particular act. The penalties will apply regardless of whether the crime was committed or the financing was used. Additionally, the penalties will apply if the crime, individual or organization that is intended to be financed is carried out or located outside of Argentina. Likewise, the UIF was empowered to freeze assets linked to the financing of terrorism through a reasoned decision and immediate communication to a competent judge.

Law No. 25,246 contemplates that the legal entity whose management collected or provided assets or money, whatever their value, knowing that such assets were to be used by a terrorist organization, may be subject to a fine between five to 20 times the value of such assets. Furthermore, whenever the management of the legal entity infringes the duty to treat the information submitted to the UIF as confidential, the legal entity shall be subject to a fine between Ps. 50,000 to Ps. 500,000. Additionally such regulation created the UIF as an autonomous and financially self-sufficient entity within the jurisdiction of the Argentine Ministry of Justice and Human Rights, in charge of analyzing, treating and transmitting information in order to preclude and prevent money laundering. Pursuant to this legislation, the UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with Law No. 25,246. Whenever the information furnished or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings. Moreover, Law No. 26,087 mandates that banking secrecy or professional privilege, or legal or contractual commitments, cannot be considered exceptions to the compliance with the obligation to submit information to the UIF in the context of an investigation of suspicious activity. The main goal of Law No. 25,246 is to prevent money laundering and the financing of terrorism. In line with internationally accepted practices, the duty to control such illegal transactions is not concentrated solely in Argentine federal governmental entities but also distributed among several private sector entities such as banks, brokers, brokerage firms and insurance companies. One of the mechanisms of the regime of preventing and combating these crimes consists of the obligation to inform the UIF imposed by Article 20 of the Prevention of Money Laundering Law to those parties listed that, due to their profession, activity or industry, hold a key position in the detection of suspicious money-laundering operations and/or terrorist financing transactions. Such duties mainly consist of data collection functions, such as: (i) gathering from clients, applicants or contributors any documentation sufficient to prove their identity, legal capacity, domicile and further data as necessary on a case by case basis; (ii) reporting any suspicious fact or transaction irrespective of its amount; and (iii) abstaining from disclosing to the client or third parties any procedures being followed pursuant to law. According to Law No. 25,246, a suspicious transaction shall mean any transaction that, in accordance with standard business practices and in the experience of the entities and individuals subject to reporting obligations, is regarded as unusual, unjustified from an economic or legal standpoint, or unnecessarily complex, whether it is a one-time transaction or a series of transactions.

In February 2016, the National Executive Office issued Decree No. 360/2016, through which it creates, under the jurisdiction of the Ministry of Justice and Human Rights, and directly dependent on its leadership, the “National Coordination Program in the Fight against Money Laundering and Terrorist Financing,” with the mission of reorganizing, coordinating and strengthening the national anti-money laundering system and against the financing of terrorism, attending to the specific risks that could impact national terrorism and effective global exigencies in compliance with international obligations and recommendations established by the United Nations Conventions and the standards of the Financial Action Task Force (“FATF”). By virtue of Article 6 of Decree No. 360/2016, the UIF will act as the coordinator in the material operation of the national, provincial and municipal order in the strict compliance of its duties as an financial information organization.

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), as amended by Resolutions No. 1/2012, 2/2012, 140/2012, 68/2013 and 03/2014, 195/2015, 196/2015, 94/2016, 104/2016, 141/2016 and 4/2017, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Argentine Central Bank (“Central Bank” or “BCRA”) to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory (the “Obligated Parties to Resolution 121”), and Resolution No. 229/2011 of the UIF (“Resolution 229”), as amended by Resolutions No. 140/2012, 03/2014, 195/2015,196/2015, 94/2016, 104/2016, 141/2016 and 4/2017, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets regardless of the object (the “Obligated Parties to Resolution 229”). Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) creating a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing that will need to observe the specifics of the activity; b) designation of a compliance officer in accordance with Article 20 bis of Law No. 25,246 and its amendments and Article 20 of Decree No. 290/07 and its amendments; c) the implementation of periodic audits; d) personnel training; e) elaboration of analysis records and risk management of detected unusual operations and of those which have been reported because they were considered suspicious; f) implementation of technological tools which allow for the establishment of efficient control systems and prevention of money laundering and terrorism financing; and g) implementation of measures which allow subjects obliged under Resolution 121 and subjects obliged under Resolution 229, respectively, to electronically consolidate the operations carried out with clients, and electronic tools which allow the analysis and control of different variables in order to identify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 and Resolution 229 must report any suspected money laundering to the UIF within 30 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48-hour period has elapsed.

According to Resolution 229 and Resolution 121, unusual transactions are those attempted or consummated transactions, on a one-time or regular basis, without economic or legal justification, inconsistent with the economic and financial profile of the client, and which deviate from standard market practices, based on their frequency, regularity, amount, complexity, nature or other particular characteristics. On the other hand, suspicious transactions are those attempted or consummated transactions that, having been previously identified as those attempted or consummated transactions which give rise to suspicion of money-laundering or terrorist financing, or which having been previously identified as unusual transactions, are inconsistent with legal activities stated by the client, or, although related to legal activities, give rise to suspicion that they are related to or used for terrorist financing, after the analysis and evaluation carried out by the obligated party, there exist doubts with respect to the authenticity, veracity or coherence of the documentation presented by the client, in relation with its activity.

Likewise, Resolution 229 provides a list of factors which shall be specially taken into account in order to determine whether a transaction should be reported to the UIF. Recently, UIF Resolution No. 94/2016 established that the obligated parties under Resolution 121 can apply simplified measures of due diligence of client identification when a savings account is opened (that is, presenting the national identification document, the politically exposed person declaration and verification of the owner in the list of terrorists and/or terrorist organizations) in cases in which the owner complies with certain requirements indicated in such resolution. The resolution clarifies that simplified measures of identification do not excuse the obligated party of its obligation to monitor the operations of its client. Additionally, in case one of the conditions of the resolution is not verified, the obligated parties should apply the identification measures established in Resolution 121. Additionally, Resolution No. 92/2016 of the UIF imposed on the obligated parties the obligation to implement a risk management system in accordance with the “Voluntary and exceptional declaration of having national or foreign cash or other goods in the country and abroad” established under Law No. 27,260, in order to report suspicious operations carried out by clients until March 31, 2017, derived from the applicable tax regimen.

In addition, the CNV rules, under Title XI of “Prevention of Money Laundering and Terrorist Financing,” establish that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, and individuals or legal entities acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreement, shall comply with Law No. 25,246, the UIF’s rulings and the CNV’s regulations. Additionally, companies managing common investment funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placement agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations.

Such resolutions also contain certain requirements for the reception and delivery of checks and payments made between the individuals and entities listed above, as well as the prohibition of transactions relating to the public offering of securities, when they are consummated or ordered by individuals or companies domiciled or residing in domains, jurisdictions, territories or associated states not included in the list of Decree No. 589/2013 (Regulatory Law of Income Tax No. 20,628 and its amendments), among other provisions, which mainly includes jurisdictions considered “cooperating for the purpose of tax transparency.” Brokers and dealers must duly know their clients and apply policies and maintain adequate structures and systems in line with a policy against money laundering and terrorist financing. Also, interested investors undertake the obligation to submit any information and documents that may be required in order to comply with criminal regulations and other laws and regulation in connection with money laundering, including capital market regulations preventing money laundering issued by the UIF and similar regulations issued by the CNV.

In accordance with the regulations governing the prevention of money laundering, terrorist financing and other illicit activities issued by the Central Bank, financial entities should take certain measures with respect to its clients, including, without limitation:

•	observe the norms governing the collection of proceeds, the legislation applicable to these matters (laws and regulatory decrees) and the norms of the UIF. This includes the decrees of the National Executive Office with reference to the decisions adopted by the United Nations Security Council in combatting terrorism and comply with the resolutions (and their respective annexes) issued by the Ministry of Foreign Relations and Culture;

•	if there is a lack of documentation or there exist doubts and/or the detection of irregularities with respect to the truth, accuracy, coherence or integrity of the collected documents, or because situations have been detected that do not fit the profile of the client, determined in accordance with existing regulations, require more information and/or documentation, indicating to the client the obligation to comply with the same;

•	under no circumstance will relationships with new clients be established until there is compliance with applicable regulations with respect to identification, know-your-customer and risk management procedures;

•	with respect to existing clients where it has not been possible to comply with the identification and know your customer procedures in accordance with existing regulation, it will be necessary to carry out a risk analysis in order to evaluation whether to continue the client relationship;

•	send to the principal management of compliance of the UIF of the Central Bank of Argentina a certified copy of the designation of the main compliance officer and a substitute, if applicable, in accordance with the conditions and within the terms established by the regulations issued by the UIF; and

•	maintain in a database information corresponding to clients that carry out transactions, individually considered, of equal or greater than Ps. 240,000 (or its equivalent in other currencies) for the concept foreseen in the regulations. The retention and maintenance of information will also include cases in which the client, in the discretion of the intermediary, carries out related-party transactions that, even when individually considered, do not reach the minimum value, but reach or exceed such value in the aggregate. For such purpose, it will be necessary that the transactions carried out are combined on a daily basis, storing the data of the persons that perform such transactions, regardless of their individual value, that in aggregate reach a value equal to or greater than Ps. 30,000 (or its equivalent in other currencies), without considering transactions lower than this amount.

In September 2016, BCRA Communication “A” 6060 entered into force and established that when existing clients cannot comply with identification and know-your-customer procedures in accordance with applicable regulations, it will be necessary to carry out a risk analysis in order to evaluate whether to continue the relationship with the client. The criteria and procedures to be applied to this process must be described by the financial entities in their internal risk management manuals governing prevention of money laundering and terrorist financing. If it is necessary to begin the process of discontinuing a transaction, it will be necessary to observe the procedures and existing terms of the rules of the Central Bank applicable to the product(s) contracted by the client(s). The obligated parties must save, for a period of 10 years, the written procedures applied in each case regarding the discontinuation of the client transaction.

Non-compliance with the requirements established by the BCRA to access the domestic exchange market for transactions of purchase and sale of values of all types constitute an infraction subject to the criminal foreign exchange regime.

Additionally, in November 2016, BCRA Communication “A” 6094 established that the regulations of the prevention of money laundering, terrorist financing and other illicit activities issued by the Central Bank must also be complied with by the foreign representatives of the financial entities that are not authorized to operate in Argentina.

Lastly, through Law No. 27,260 and Decree No. 895/2016, the UIF was granted the ability to communicate information to other public entities with intelligence or investigative capabilities, making it clear that it could only do so with a prior reasoned decision of the president of the UIF and only with precise and serious indications consistent with the commission of any of the crimes contemplated in the Prevention of Money Laundering Law. The communications of the UIF will include the transfer of the confidentiality obligation established in Article 22 of the Prevention of Money Laundering Law, holding the officials of the entities receiving the confidential information who disclose such confidential information liable for the penalties established therein. It is made clear that the UIF does not exercise the ability referenced in cases related to voluntary and exception declarations made under Law No. 27,260.

For a more exhaustive analysis of the anti-money laundering regimen existing as of the date of this annual report, it is suggested that investors consult with their legal advisers and read Title XVIII, Book Two of the Argentine Criminal Code, and the regulations issued by the UIF, the CNV and the Central Bank, which can be found on the website of the Ministry of Justice and Human Rights of Argentina, under the section Legislative Information (www.infoleg.gov.ar), and/or on the UIF’s website (www.uif.gov.ar) and/or on the CNV’s website (www.cnv.gob.ar) and/or the Central Bank’s website (www.bcra.gov.ar).

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution No. 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the Company who was allegedly excluded from the Argentine government’s YPF PPP filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Under the jurisprudence of the CSJN upholding numerous decisions of the relevant Argentine Courts of Appeals, YPF believes it will not be held liable for claims of this nature related to the PPP. Through Law No. 25,471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

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

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and were declared of public interest and are currently held by the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine Republic and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.”

As of the date of this annual report, the transfer of the shares subject to expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See additionally Note 25 to the Audited Consolidated Financial Statements, “Item 4. Information on the Company—History and Development of YPF,” “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine Government—Decree No.  272/2015” and “Item 7. Major Shareholders and Related Party Transactions.”

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

At a shareholders’ meeting on April 29, 2016, YPF’s shareholders approved an amendment to YPF’s by-laws. Copies of the by-laws, which have been filed as described in “Item 19. Exhibits” in this annual report, are also available at the offices of YPF.

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

Directors hold office from one to three years, as determined by the shareholders’ meetings. As of the General Ordinary and Extraordinary Shareholders’ meeting and the Board of Directors’ meeting, both held on April 29, 2016, our Board of Directors is composed of 15 directors and 11 alternates.

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

After the passage of the Expropriation Law, at our shareholder’s meeting held on July 17, 2012 a dividend of Ps. 303 million (Ps. 0.77 per share or ADS) was authorized for payment during 2012. Our strategy provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy. At our shareholders’ meeting held on April 30, 2013 and its continuation on May 30, 2013, a dividend of Ps. 326 million (Ps. 0.83 per share or ADS) was authorized for payment during August 2013. Furthermore, at the shareholders’ ordinary and extraordinary general meeting held on April 30, 2014 and its continuation on May 21, 2014 a dividend of Ps. 464 million (Ps. 1.18 per share or ADS) was authorized for payment during July 2014. At the shareholders’ ordinary and extraordinary general meeting held on April 30, 2015, a dividend of Ps. 503 million (Ps. 1.28 per share or ADS) was authorized for distribution by December 31, 2015, which was paid in July 2015. At the shareholders’ ordinary and extraordinary general meeting held on April 29, 2016, a dividend of Ps. 889 million (Ps. 2.26 per share or ADS) was authorized for distribution by December 31, 2016, which was paid in July 2016. On March 9, 2017, the Board decided to propose the following to the General Ordinary Shareholders’ Meeting: (a) to completely eliminate the special reserve for initial adjustment for implementation of IFRS in accordance with provisions of Article No. 10, Chapter III, Title IV of the Argentina National Securities Commission (Comisión Nacional de Valores or “CNV”) Rules, the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; (b) to fully absorb accumulated losses in Unallocated Results of up to Ps. 28,231 million against amounts corresponding to discontinued reserves for up to that amount; and (c) to allocate the remainder of the discontinued reserves as follows: (i) Ps. 100 million to establish a reserve for purchasing YPF shares, in order to make it possible for the Board of Directors to authorize the acquisition of YPF shares when it considers it opportune for the Company, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future; and (ii) Ps. 716 million to a reserve for the payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of 2017. The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83
2014	—	—	1.18	—	1.18
2015	—	—	1.28	—	1.28
2016	—	—	2.26	—	2.26

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

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities are subject to personal assets tax of 0.25% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (valor patrimonial proporcional), of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

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

Other taxes

Subject to the discussion above regarding estate and gift taxes in the province of Buenos Aires, there are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax in the City of Buenos Aires is applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

In the case of litigation regarding the Class D shares or ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Kingdom and Uruguay. The tax treaties between Argentina and the United Arab Emirates and Argentina and Mexico have been signed, but the treaties have not yet been ratified by their respective governments. The new tax treaty between Argentina and Switzerland was ratified by their governments and went into effect as of January 1, 2015. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

Modifications to the Income Tax Law

On September 23, 2013, Law No. 26,893 introducing modifications to the Income Tax was published in the Official Gazette. The above-mentioned modifications are mainly related to the taxability of the income originating for the purchase and sale of shares. The scope of the law was clarified by means of the Regulatory Decree 2334. Below is a description of the main modifications introduced by Law No. 26,893:

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

Documents on Display

YPF is subject to the information requirements of the U.S. Securities Exchange Act (the “Exchange Act”), except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N. E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at +1-800-732-0330. All of the SEC filings made electronically by YPF are available to the public on the SEC’s website at http://www.sec.gov.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2016, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors.”

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. See Note 2.b.1 to the Audited Consolidated Financial Statements.

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

The annual rate of devaluation of the Argentine peso was approximately 21.9% considering the period-end exchange rates for U.S. dollars as of December 31, 2016 and 2015. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” for additional information. The main effects of a devaluation of the Argentine Peso on our net income are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect; current income tax which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

As mentioned in Note 2.b to Audited Consolidated Financial Statements, the Company has determined that the U.S. dollar is its functional currency. Therefore, the effect of changes in the dollar exchange rate on dollar currency positions have no impact on the exchange difference recorded in the consolidated statements of comprehensive income included in the Audited Consolidated Financial Statements, but affect the amount of our assets and liabilities remeasured in pesos as a consequence of devaluation and considering our reporting currency (pesos). For additional information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) see Annex iii to our Audited Consolidated Financial Statements.

Interest rate exposure

The table below provides information about our assets and liabilities as of December 31, 2016 that may be sensitive to changes in interest rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.”

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	27	—	—	—	—	—	27	27
Interest rate	0.2%
Variable rate
Other Receivables	17	—	—	—	—	—	17	17
Interest rate	CER(1)+8%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	2,203	16,283	4,864	918	15,840	47,791	87,900	92,477
Interest rate	1.29%-25.75%	3.50%	3.5%	3.5%	8.5%	8.5%-10%
Other debt	14,312	729	1,027	346	277	969	17,659	17,660
Interest rate	2%-27.25%	2%-26%	2%-26%	3.5%-26%	3.5%-26%	8.55%-15.23%
Variable rate
YPF’s Negotiable Obligations	2,874	4,578	3,519	17,499	2,183	1,834	32,487	32,487
Interest rate	BADLAR(2)	BADLAR(2)	BADLAR(2)	BADLAR(2)	BADLAR(2)	BADLAR(2)
	+0%-	+0 +	+0%-4.75%	+ 0%-	0%-+0.1%	0%-0.1%
	4.75% /	4.75% /		+4.75%
	LIBOR	LIBOR
	+7.5%	+7.5%
Other debt	3,088	6,524	1,499	719	170	—	12,000	12,000
Interest rate	Libor +4%-	Libor +	Libor +	Libor +	Libor +
	6.2%/	6.2%/	6.2%/	6.2%/	6.2%/
	BADLAR(2)	BADLAR(2)	BADLAR	BADLAR	BADLAR
	+3-+3.5%%	+3%-+3.5%	+3%-+3.5%	+3%	+3%

(1)	Coeficiente de Estabilización de Referencia (CER) is a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps. 1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments in connection with crude oil and other hydrocarbon product prices. For information on our hydrocarbons delivery commitments as of December 31, 2016, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments.”

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

In 2016, the Depositary made no direct or indirect payments to YPF.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2016, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2016, in ensuring that information required to be disclosed in reports that the company files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages of this annual report.

Changes in Internal Control Over Financial Reporting

There has not been any change in YPF’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

ITEM 16.

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors determined that Carlos Alberto Felices is the Audit Committee Financial Expert at the meetings held on December, 22, 2015 and on April 29, 2016. YPF believes that Mr. Felices possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Felices is an independent director.

ITEM 16B.	Code of Ethics

YPF has adopted a Code of Ethics and Conduct (“Code of Ethics”) applicable to the Board of Directors, all YPF employees, contractors, sub-contractors, vendors, suppliers and business partners conducting business with YPF, which was most recently amended effective August 22, 2014. Since January 1, 2015, we have not waived compliance with the Code of Ethics. YPF undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics.

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

Tel. (011-54-11) 5441-1276

Fax (011-54-11) 5441-3726

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates by type of service rendered for the periods indicated.

	2016		2015		2014
Services Rendered	Fees	Expenses	Fees	Expenses	Fees	Expenses
	(in thousands of pesos)
Audit Fees	53,855	857	41,561	931	30,156	651
Audit-Related Fees(1)	1,801	—	2,384	—	3,646	—
Tax Fees	638	—	895	—	666	—
All Other Fees	2,434	—	2,824	—	170	—

	58,728	857	47,664	931	34,637	651

(1)	Includes the fees for the issuance of agreed upon procedures reports.

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

All of the services described in the table above were approved by the Audit Committee of YPF. For 2016, “Tax Fees” mainly corresponds to services related to tax compliance and advice for certain subsidiaries and “All Other Fees” mainly corresponds to fees billed for services related to quality assurance for a system implementation in a subsidiary and services related to methodology assistance on sustainability reports for YPF.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps. per share)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)

January 2016	—	—	—	—

February 2016	—	—	—	—

March 2016	—	—	—	—

April 2016	—	—	—	—

May 2016	—	—	—	50,000,000

May 2016 (from 12/05/2016 to 30/05/2016)	171,330	291.83	171,330	—

June 2016	—	—	—	—

July 2016	—	—	—	—

August 2016	—	—	—	—

September 2016	—	—	—	—

October 2016				—

November 2016	—	—	—	—

December 2016	—	—	—	—

(a)	The Board of Directors, at its meeting held on May 10, 2016, approved a Stock Compensation Plan for employees, which allows YPF to repurchase its shares on the BASE and NYSE for an aggregate amount of up to Ps. 50 million.

See Note 2.b.10.iii to the Audited Consolidated Financial Statements.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2016, 2015 and 2014 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Compliance with New York Stock Exchange Listing Standards on Corporate Governance.”

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)

11.1	Code of Ethics*

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification

23.1	Consent of Gaffney, Cline & Associates

99.1	Reserves Audit Report of Gaffney, Cline & Associates for YPF S.A. as of December 31, 2016, dated March 9, 2017.

*	Incorporated by reference to YPF’s 2014 annual report on Form 20-F filed on March 30, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Daniel Gonzalez
Name: Daniel Gonzalez
Title: Chief Financial Officer

Dated: April 7, 2017

YPF SOCIEDAD ANONIMA Consolidated Financial Statements as of December 31, 2016, 2015 and 2014 Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its subsidiaries companies as of December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina

April 7, 2017

Deloitte & Co. S.A.

/s/ Fernando G. del Pozo

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled companies as of and for the year ended December 31, 2016 and our report dated April 7, 2017 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires City, Argentina

April 7, 2017

Deloitte & Co. S.A.

/s/ Fernando G. del Pozo

Partner

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

CONTENT

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

GLOSSARY OF TERMS

Term	Definition

AESA	Subsidiary A-Evangelista S.A.

Associate	Company over which YPF has significant influence as provided for in IAS 28

CDS	Associate Central Dock Sud S.A.

CGU	Cash-Generating Units

CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.

CNV	Argentine Securities Commission

Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.

FACPCE	Argentine Federation of Professional Councils in Economic Sciences

Group	YPF and its subsidiaries

IAS	International Accounting Standard

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standard

IDS	Associate Inversora Dock Sud S.A.

Joint venture	Company jointly owned by YPF as provided for in IAS 28

JO	Joint operation

LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended

MEGA	Joint venture Compañía Mega S.A.

Metroenergía	Subsidiary Metroenergía S.A.

Metrogas	Subsidiary Metrogas S.A.

MMBtu	Million British thermal units

Oldelval	Associate Oleoductos del Valle S.A.

OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.

OTA	Associate Oleoducto Trasandino (Argentina) S.A.

OTC	Associate Oleoducto Trasandino (Chile) S.A.

Profertil	Joint Venture Profertil S.A.

Refinor	Joint Venture Refinería del Norte S.A.

SEC	U.S. Securities and Exchange Commission

Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.

Termap	Associate Terminales Marítimas Patagónicas S.A.

US$	U.S. dollar

US$/Bbl	U.S. dollar per barrel

Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.

Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.

YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.

YPF Chile	Subsidiary YPF Chile S.A.

YPF EE	Subsidiary YPF Energía Eléctrica S.A.

YPF Gas	Associate YPF Gas S.A.

YPF Holdings	Subsidiary YPF Holdings, Inc.

YPF International	Subsidiary YPF International S.A.

YPF or the Company	YPF Sociedad Anónima

YPF SP	Subsidiary YPF Servicios Petroleros S.A.

YSUR Group	Group formed by the subsidiaries YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and YSUR Recursos Naturales S.R.L.

YTEC	Subsidiary YPF Tecnología S.A.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

LEGAL INFORMATION

Legal domicile

Macacha Güemes 515 – Autonomous City of Buenos Aires, Argentina

Fiscal year number 40

Beginning on January 1, 2016

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

Filing with the Public Registry:

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company:

Through June 15, 2093.

Last amendment to the bylaws:

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24:

Not incorporated (modified by Law No. 26,831).

Capital structure

393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing

3,933,127,930

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	Notes	2016	2015	2014
ASSETS
Noncurrent Assets
Intangible assets	7	8,114	7,279	4,393
Property, plant and equipment	8	308,014	270,905	156,930
Investments in associates and joint ventures	9	5,488	4,372	3,177
Deferred income tax assets, net	15	564	954	244
Other receivables	11	3,909	2,501	1,691
Trade receivables	12	87	469	19
Investment in financial assets	6	7,737	—	—

Total noncurrent assets		333,913	286,480	166,454

Current Assets
Inventories	10	21,820	19,258	13,001
Other receivables	11	13,456	19,413	7,170
Trade receivables	12	33,645	22,111	12,171
Investment in financial assets	6	7,548	804	—
Cash and cash equivalents	13	10,757	15,387	9,758

Total current assets		87,226	76,973	42,100

TOTAL ASSETS		421,139	363,453	208,554

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,403	10,349	10,400
Reserves, other comprehensive income and retained earnings		108,352	110,064	62,230

Shareholders’ equity attributable to shareholders of the parent company		118,755	120,413	72,630

Non-controlling interest		(94)	48	151

TOTAL SHAREHOLDERS’ EQUITY		118,661	120,461	72,781

LIABILITIES
Noncurrent Liabilities
Provisions	14	47,358	39,623	26,564
Deferred income tax liabilities, net	15	42,465	44,812	18,948
Taxes payable		98	207	299
Loans	16	127,568	77,934	36,030
Other liabilities	17	336	340	332
Accounts payable	18	2,187	285	234

Total noncurrent liabilities		220,012	163,201	82,407

Current Liabilities
Provisions	14	1,994	2,009	2,399
Income tax liability		176	1,487	3,972
Taxes payable		4,440	6,047	1,411
Salaries and social security		3,094	2,452	1,903
Loans	16	26,777	27,817	13,275
Other liabilities	17	4,390	413	886
Accounts payable	18	41,595	39,566	29,520

Total current liabilities		82,466	79,791	53,366

TOTAL LIABILITIES		302,478	242,992	135,773

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		421,139	363,453	208,554

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	Notes	2016	2015	2014
Revenues	19	210,100	156,136	141,942
Cost	20	(177,304)	(119,537)	(104,492)

Gross profit		32,796	36,599	37,450

Selling expenses	21	(15,212)	(11,099)	(10,114)
Administrative expenses	21	(7,126)	(5,586)	(4,530)
Exploration expenses	21	(3,155)	(2,473)	(2,034)
Impairment of property, plant and equipment and intangible assets	2.c and 8	(34,943)	(2,535)	—
Other operating results, net	22	3,394	1,682	(1,030)

Operating profit (loss)		(24,246)	16,588	19,742

Income from equity interests in associates and joint ventures	9	588	318	558
Financial income	23	16,759	27,263	11,301
Financial loss	23	(24,944)	(16,016)	(9,826)
Other financial results	23	2,039	910	297

Financial results, net	23	(6,146)	12,157	1,772

Net profit (loss) before income tax		(29,804)	29,063	22,072

Income tax	15	1,425	(24,637)	(13,223)

Net profit (loss) for the year		(28,379)	4,426	8,849

Net profit (loss) for the year attributable to:
– Shareholders of the parent company		(28,237)	4,579	9,002
– Non-controlling interest		(142)	(153)	(153)
Profit (loss) per share attributable to shareholders of the parent company basic and diluted	26	(72.13)	11.68	22.95
Other comprehensive income
Actuarial results – Pension plans(1)		—	6	25
Exchange differences from investments in subsidiaries (2)		—	(189)	—
Translation differences from investments in associates and joint ventures (3)		(938)	(1,466)	(677)
Translation differences from YPF (4)		28,352	45,407	16,928

Total other comprehensive income for the year(5)		27,414	43,758	16,276

Total comprehensive income (loss) for the year		(965)	48,184	25,125

(1)	Immediately reclassified to retained earnings.
(2)	Exchange differences as recognized by the indirect subsidiary Gas Argentino S.A. in its statement of comprehensive income, which was reclassified by YPF as other comprehensive income upon the acquisition of negotiable obligations of the said subsidiary.
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.
(5)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans (4)	—	—	—	—	153	—	—	—	153
Repurchase of treasury shares	(2)	(3)	2	3	—	(50)	—	—	(50)
Settlement of share-based benefit plans (2)	3	5	(3)	(5)	(159)	175	(65)	—	(49)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 29, 2016 (3)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 9, 2016 (3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balances at the end of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403

	2016
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	21,264	440	3,648	78,115	4,585	120,413	48	120,461
Accrual of share-based benefit plans (4)	—	—	—	—	—	—	—	153	—	153
Repurchase of treasury shares	—	—	—	—	—	—	—	(50)	—	(50)
Settlement of share-based benefit plans (2)	—	—	—	—	—	—	—	(49)	—	(49)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 29, 2016 (3)	—	889	3,640	50	—	—	(4,579)	—	—	—
As decided by the Board of Directors of June 9, 2016 (3)	—	(889)	—	—	—	—	—	(889)	—	(889)
Other comprehensive income	—	—	—	—	—	27,414	—	27,414	—	27,414
Net loss	—	—	—	—	—	—	(28,237)	(28,237)	(142)	(28,379)

Balances at the end of the fiscal year	2,007	5	24,904	490	3,648	105,529 (1)	(28,231)	118,755	(94)	118,661

(1)	Includes 109,334 corresponding to the effect of the translation of the financial statements of YPF S.A. and (3,805) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.
(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 25.
(4)	See Note 32.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans (4)	—	—	—	—	124	—	—	—	124
Repurchase of treasury shares	(4)	(6)	4	6	—	(120)	—	—	(120)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(108)	153	(100)	—	(55)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	—
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 8, 2015	—	—	—	—	—	—	—	—	—
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349

	2015
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	12,854	320	3,648	34,363	9,033	72,630	151	72,781
Accrual of share-based benefit plans (4)	—	—	—	—	—	—	—	124	—	124
Repurchase of treasury shares	—	—	—	—	—	—	—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—	—	(55)	—	(55)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015	—	503	8,410	120	—	—	(9,033)	—	—	—
As decided by the Board of Directors of June 8, 2015	—	(503)	—	—	—	—	—	(503)	—	(503)
Other comprehensive income	—	—	—	—	—	43,758	—	43,758	—	43,758
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(6)	6	—	—	—
Net income	—	—	—	—	—	—	4,579	4,579	(153)	4,426

Balances at the end of the fiscal year	2,007	5	21,264	440	3,648	78,115 (1)	4,585	120,413	48	120,461

(1)	Includes 80,982 corresponding to the effect of the translation of the financial statements of YPF and (2,867) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.
(2)	Pension plans of investments in subsidiaries.
(3)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(4)	See Note 32.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Accrual of share-based benefit plans (4)	—	—	—	—	80	—	—	—	80
Repurchase of treasury shares	(6)	(10)	6	10	—	(200)	—	—	(200)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(69)	—	(11)	—	(80)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	—
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 11, 2014	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the fiscal year	3,922	6,083	11	18	51	(310)	(15)	640	10,400

	2014
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	4	8,394	120	3,648	18,112	5,131	48,016	224	48,240
Accrual of share-based benefit plans (4)	—	—	—	—	—	—	—	80	—	80
Repurchase of treasury shares	—	—	—	—	—	—	—	(200)	—	(200)
Accrual of share-based benefit plans (3)	—	—	—	—	—	—	—	(80)	—	(80)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	80	80
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	465	4,460	200	—	—	(5,125)	—	—	—
As decided by the Board of Directors of June 11, 2014	—	(464)	—	—	—	—	—	(464)	—	(464)
Other comprehensive income	—	—	—	—	—	16,276	—	16,276	—	16,276
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(25)	25	—	—	—
Net income	—	—	—	—	—	—	9,002	9,002	(153)	8,849

Balances at the end of the fiscal year	2,007	5	12,854	320	3,648	34,363 (1)	9,033	72,630	151	72,781

(1)	Includes 35,764 corresponding to the effect of the translation of the financial statements of YPF and (1,401) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.
(2)	Pension plans of investments in subsidiaries.
(3)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(4)	See Note 32.

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	2016	2015	2014
Cash flows from operating activities
Net income	(28,379)	4,426	8,849
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in associates and joint ventures	(588)	(318)	(558)
Depreciation of property, plant and equipment	44,752	26,685	19,936
Amortization of intangible assets	717	323	469
Consumption of materials and retirement of property, plant and equipment and intangible assets	5,791	3,773	4,041
Charge on income tax	(1,425)	24,637	13,223
Impairment of plant and equipment and intangible assets	34,943	2,535	—
Net increase in provisions	6,040	3,598	5,561
Exchange differences, interest and other (1)	3,298	(13,449)	(2,116)
Share-based benefit plan	153	124	80
Accrued insurance	—	(1,688)	(2,041)
Income on deconsolidation of subsidiaries	(1,528)	—	—
Changes in assets and liabilities:
Trade receivables	(16,079)	(8,031)	(3,824)
Other receivables	5,406	(6,143)	248
Inventories	1,469	101	(244)
Accounts payable	(1,133)	6,676	5,287
Taxes payables	(1,776)	4,544	218
Salaries and social security	784	549	727
Other liabilities	190	(465)	(220)
Decrease in provisions due to payment/use	(1,753)	(1,758)	(1,974)
Dividends received	420	180	299
Proceeds from collection of lost profit insurance	607	2,036	1,689
Income tax payments	(2,726)	(6,931)	(3,496)

Net cash flows provided by operating activities	49,183	41,404	46,154

Investing activities: (2)
Acquisition of property, plant and equipment and intangible assets	(64,160)	(63,774)	(50,213)
Contributions and acquisitions of interests in associates and joint ventures	(448)	(163)	(106)
Proceeds from sales of financial assets	1,072	—	—
Acquisition of financial assets	(3,476)	(324)	—
Proceeds from collection of damaged property’s insurance	355	212	1,818
Interests received from financial assets	483	—	—
Contributions and acquisitions in JO	—	—	(861)
Proceeds from sale of property, plant and equipment and intangible assets	—	—	2,060
Acquisition of subsidiaries net of acquired cash and cash equivalents	—	—	(6,103)

Net cash flows used in investing activities	(66,174)	(64,049)	(53,405)

Financing activities:(2)
Payments of loans	(73,286)	(24,090)	(13,320)
Payments of interest	(16,330)	(6,780)	(5,059)
Proceeds from loans	101,322	55,158	23,949
Repurchase of treasury shares	(50)	(120)	(200)
Contributions of non-controlling interests	50	—	80
Dividends paid	(889)	(503)	(464)

Net cash flows provided by financing activities	10,817	23,665	4,986

Translation differences provided by cash and cash equivalents	1,692	4,609	1,310
Deconsolidation of subsidiaries	(148)	—	—

Net increase (decrease) in cash and cash equivalents	(4,630)	5,629	(955)

Cash and cash equivalents at the beginning of year	15,387	9,758	10,713
Cash and cash equivalents at the end of year	10,757	15,387	9,758

Net increase (decrease) in cash and cash equivalents	(4,630)	5,629	(955)

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2016	2015	2014
Acquisition of property, plant and equipment and concession extension easements not paid	6,559	6,799	7,567
Net increases (decreases) related to hydrocarbon wells abandonment obligation costs	2,243	(1,281)	(268)
Dividends receivable	100	100	—
Increase in investments in financial assets through a decrease in trade receivables and other receivables	9,918	—	—
Decrease of loans for “El Orejano” agreement	—	2,373	—
Contributions of non-controlling interests	—	50	—
Capital contributions in kind from investments in associates and joint ventures	—	—	342

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws in force in the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2016:

(1)	Held directly and indirectly.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of December 31, 2016, the Group carries out its transactions and operations in accordance with the following structure:

–	Upstream;

–	Gas and Power;

–	Downstream;

–	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 5.

Almost all operations, properties and clients are located in Argentina. However, the Group holds equity interests in one exploratory area in Chile. The Group also sells lubricants and derivatives in Brazil and Chile and performs certain construction activities related to the oil and gas industry in Uruguay, Bolivia, Brazil and Peru, through AESA and its subsidiaries.

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the year ended December 31, 2016 are presented in accordance with IFRS, as issued by IASB. The adoption of these standards was determined by the Technical Resolution No. 26 (ordered text) issued by FACPCE and CNV.

Also, some additional issues required by the LGS and/or CNV’s regulations have been included. This information is contained in the Notes to these consolidated financial statements, only for purposes of fulfillment of these regulatory requirements.

The amounts and other information corresponding to the years ended on December 31, 2015 and 2014 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 9, 2017.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the main estimates and areas with greater degree of complexity and which require more critical judgments, are disclosed in Note 2.c).

Consolidation policies

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies in which the Group holds control. The Group controls an entity when it is exposed, or is entitled to the variable results arising from its equity interest in the entity and has the ability to affect those results through its power over the entity. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in JO and other agreements which gives the Group a percentage contractually established over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 9 details the fully consolidated controlled subsidiaries. Note 24 details the main JO, on a pro rata consolidation basis.

In the consolidation process, balances, transactions and profits between consolidated companies and JO have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1.

The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries are considered to have significant non-controlling interests. In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires the financial statements of an entity whose functional currency is that of a hyperinflationary economy to be expressed in terms of the current measurement unit as of the closing date of the reporting fiscal year. For such purpose, in general terms, inflation that has occurred from the date of acquisition or from the revaluation date, as appropriate, is to be computed in non-monetary items. Such standard describes in detail a number of quantitative and qualitative factors to be taken into account in order to determine whether or not an economy is hyperinflationary.

Taking into account the declining inflation trend, the lack of qualitative indicators that may lead to a final conclusion and the inconsistency of the last inflation data published by the Argentine Institute of Statistics and Censuses (“INDEC”), the Management of the Company has concluded that there is insufficient evidence for Argentina to be considered a country with a hyperinflationary economy as of December 2016, under guidelines established in IAS 29. Therefore, the criteria for restatement of information established under that standard in the current year have not been applied.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

However, in recent years, certain macroeconomic variables affecting the business of these companies, such as wages, prices of main raw materials and inputs and services, have undergone variations of some importance. If the restatement of the financial statements into a homogeneous currency becomes applicable, the adjustment should be resumed based on the last date on which these companies adjusted their financial statements to reflect the effects of inflation, as established by applicable legislation. Both circumstances should be taken into account by the users of these consolidated financial statements.

2.b) Significant Accounting Policies

2.b.1) Functional and reporting currency and tax effect on Other comprehensive income

Functional currency

YPF, based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial results, net” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are shown in their respective functional currencies. The effects of the conversion into U.S. dollars of the financial information of those companies whose functional currency is other than U.S. dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

Presentation currency

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

–	Assets and liabilities of each of the balance sheets presented are translated using the exchange rate at the balance sheet closing date;

–	Items of the consolidated statement of comprehensive income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate);

–	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income” in the statement of comprehensive income.

Tax effect on Other comprehensive income

Results included in Other Comprehensive Income in connection with translation differences generated by investments in subsidiaries, associates and joint ventures whose functional currency is other than U.S. dollar as well as conversion differences arising from the translation of YPF’s financial statements into its presentation currency (pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net income or taxable income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.2) Financial Assets

Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into two categories:

–	Financial assets at amortized cost

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of capital and interest.

In addition, and for assets that meet the above conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Group has not designated a financial asset at fair value by using this option.

As of the closing date of these consolidated financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalents, trade receivables and other receivables.

–	Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the financial asset is classified as an asset measured “at fair value through profit or loss”.

As of the closing date of these consolidated financial statements, the Group’s financial assets at fair value through profit or loss include mutual funds and public securities.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Financial results, net” in the statement of comprehensive income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments on debt instruments only when its business model for managing those assets changes.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. Impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets and such impairment may be reliably measured.

Evidence of impairment may include indications that debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankrupt or other financial reorganization, and when observable information indicates that there is a measurable decrease in the estimated future cash flows.

The impairment amount is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount or the loss is recognized in the statement of comprehensive income. For practical purposes, the Group may measure impairment on the basis of an instrument’s fair value, using an observable market price. If, in a subsequent period, the amount the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product. Raw materials, packaging and other inventory are valued at their acquisition cost.

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

2.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Group are as follows:

i.	Service concessions arrangements

Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Argentine Hydrocarbons Law allows the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

–	transport oil, gas and petroleum products;

–	build and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the Federal Energy Secretariat for oil and petroleum derivatives pipelines, and by ENARGAS, for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales as of such date. The main pipelines related to said transportation concessions are the following:

–	La Plata / Dock Sud

–	Puerto Rosales / La Plata

–	Monte Cristo / San Lorenzo

–	Puesto Hernández / Luján de Cuyo

–	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which at Management of the Company’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

ii.	Exploration rights

The Group recognizes exploration rights as intangible assets, which are valued at their cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable.

Investments related to unproved reserves or fields under evaluation are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory well drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

iii.	Other intangible assets

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

The Group has no intangible assets with indefinite useful lives as of December 31, 2016, 2015 and 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.5) Investments in associates and joint ventures

Investments in associates and joint ventures are valued using the equity method.

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income under “Result from participation in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.

Associates are considered those in which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.

Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11, “Joint arrangements”, and IAS 28 (2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “joint arrangement”) shall be classified as either a joint operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, joint operations shall be proportionally consolidated and joint ventures shall be accounted for under the equity method.

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1).

Investments in associates and joint ventures in which the Group has no significant influence or joint control, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Other Liabilities” account.

On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value, and recognizes the difference under “Result from participation in associates and joint ventures” in the statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.

Note 9 details the investments in associates and joint ventures.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Group receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Group has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.6) Property, plant and equipment

General criteria

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8.

Depreciation

Property, plant and equipment, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

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

Oil and gas exploration and production activities

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8).

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in estimates of crude oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by external independent petroleum engineers on a three-year rotation plan.

Costs related to hydrocarbon wells abandonment obligations

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, the useful life of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

Environmental property, plant and equipment

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.

The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.7) Provisions and contingent liabilities

The Group makes a distinction between:

i. Provisions

Represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Group (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 14.

ii. Contingent liabilities

Represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets”. See Note 28.

Provisions are measured at their current value of cash flows estimated to satisfy the obligation, applying a pre-tax rate that reflects the market valuations of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized in the statement of comprehensive income.

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

In relation to certain provisions and contingent liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.

2.b.8) Impairment of property, plant and equipment and intangible assets

For the purpose of evaluating the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group’s assets were grouped into eleven CGU.

i. Upstream Segment

The assets included in this segment have been grouped into six CGU. One CGU groups the assets of YPF fields with basically crude oil reserves, and five CGU group the assets of YPF and YSUR fields with basically natural gas reserves, according to Argentina’s basins.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

–	CGU Oil – YPF;

–	CGU Gas – Neuquina Basin– YPF;

–	CGU Gas – Noroeste Basin – YPF;

–	CGU Gas – Austral Basin – YPF;

–	CGU Gas – Neuquina Basin – YSUR;

–	CGU Gas – Austral Basin – YSUR.

CGU Oil – YPF Holdings existing as of December 31, 2015 and 2014 was deconsolidated in fiscal year 2016.

ii. Gas and Power Segment

The assets of this segment have been grouped into three CGU: CGU Gas and Power YPF, which mainly includes the commercialization and regasification of natural gas; CGU Metrogas, which includes assets related to natural gas distribution activities; and CGU YPF EE, which includes the assets related to the generation and commercialization of electric energy.

iii. Downstream Segment

The assets of this segment have been grouped in the CGU Downstream YPF, which mainly comprises the assets involved in crude oil refining (or supplementing that activity), the petrochemical industry and the marketing of such products.

iv. Central Administration and Others

It includes the AESA CGU, which basically comprises the assets used for construction purposes related to the activities of the subsidiary.

This aggregation is the best reflection of how the Group currently makes its management decisions for the generation of separate cash flows of the assets.

The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for the Group.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: i) the calculation of the use value, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of the allocated principal amount, and if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including applicable gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from Upstream assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the Upstream assets.

Downstream and Gas and Power cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 10 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

2.b.10) Employee benefit plans and share-based payments

i. Retirement plan

Effective March 1, 1995, the Group has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation, and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

ii. Performance Bonus Programs

These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee, and are paid in cash.

iii. Share-based benefit plan

From the year 2013, YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

2.b.11) Revenue recognition

General criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

–	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

–	The Group does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

–	The amount of revenue can be measured reliably.

–	It is probable that the economic benefits associated with the transaction will flow to the Group.

–	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue recognition related to Government incentive programs

Incentives for the additional injection of natural gas and for the production of crude oil granted by the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment by Resolutions No. 1/2013 and No. 14/2015, respectively (see Note 30), fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”, as they constitute economic compensation for the companies committed to increasing their respective production. Incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

Likewise, these regulations also apply to the temporary economic assistance by Metrogas (see Note 30), as enacted by the Argentine Ministry of Energy and Mining (Ministerio de Energía y Minería (“MINEM”)) under Resolution No. 312-E/1016 and by the former Argentine Energy Secretariat under Resolution No. 263/2015, as its purpose is to fund the expenses and investments related to the normal operation of the natural gas distribution service through networks, while preserving the chain of payment to natural gas producers until the Tariff Review is concluded. The incentives have been included in the item “Other operating results, net” in the consolidated statement of comprehensive income.

In addition, Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company AESA. The Group recognizes such incentive when the formal requirements established by Decrees No. 379/2001, 1551/2001, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received. The bond received may be computed as a tax credit for the payment of national taxes (i.e., income tax, tax on minimum presumed income, value added tax and domestic taxes) and may also be transferred to third parties. The incentives have been included in the item “Other operating results, net” in the consolidated statement of comprehensive income.

Recognition of this income is made at its fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related therewith have been fulfilled.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Recognition of revenues and costs associated with construction contracts method

Revenues and costs related to construction activities performed by AESA are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts as of December 31, 2016, 2015 and 2014:

		Contracts in progress
	Revenues for the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2016	778	1,236	—	—

2015	455	577	—	—

2014	419	418	—	—

2.b.12) Leases

The Group’s leases are classified as operating or financial leases, taking into account the economic substance of the contracts.

The Group as a lessee:

- Operating leases

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

- Financial Leases

Leases are classified as financial when the lessor transfers to the lessee substantially all the risks and benefits inherent in the leased property.

The Group has no financial leases as they are defined by IFRS.

The Group has not entered into any significant leases with third parties.

2.b.13) Net income per share

Net income per share is calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 25.

Diluted net income per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.

In computing diluted net income per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted net income per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted net income per share excludes potential ordinary shares if their effect is anti-dilutive.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

As of the date of the issuance of these consolidated financial statements, there are no YPF instruments outstanding that imply the existence of potential ordinary shares (also taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market). Thus the basic net income per share matches the diluted net income per share. See Note 26.

2.b.14) Financial liabilities

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

At the closing of these consolidated financial statements, the Group’s financial liabilities at amortized cost include accounts payable, other liabilities and loans.

2.b.15) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Group recognizes income tax applying the liability method, which considers the effect of temporary differences between the financial and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, upon the determination of taxable profit, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Group’s tax liability will coincide with the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

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

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, the date of its publication in the Official Gazette. On July 22, 2016, Law No. 27,260 was enacted and, among other things, removed the aforementioned requirement.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.25% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

Royalties and withholding systems for hydrocarbon exports

A 12% (or 15%, if applicable) royalty is payable on the value at the wellhead of crude oil production and the commercialized natural gas volumes. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Group has agreed to pay an extraordinary production royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 30).

Royalty expense and extraordinary production royalties are accounted for as a production cost.

2.b.16) Shareholders’ equity accounts

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

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate for accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 2.b.10.iii).

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares. Additionally, see Note 25.

Considering CNV regulations RG 562, the distribution of retained earnings is restricted by the balance of this account.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Share trading premium

Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the year in relation with the mentioned plans.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2016, the legal reserve has been fully integrated, amounting to 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10.iii).

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

Additionally, pursuant to the regulations of the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed or capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

2.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recogn    ized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes. During this fiscal year, the Group has used U.S. dollar future exchange rate agreements, which were fully settled as of the closing date hereof.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible and practical under IFRS 9, and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. During the years ended December 31, 2016, 2015 and 2014, the Group has not applied hedge accounting to its derivative financial instruments. Gains or losses from these derivative financial instruments are classified as “Financial results, net”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year. During the fiscal years ended December 31, 2016, 2015 and 2014, the Group only used derivative instruments traded on active markets.

2.b.18) Trade receivables and other receivables

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

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”. Subsequent recoveries of amounts previously written off are also credited against “Selling expenses” in the statement of comprehensive income.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of three months or less. They do not include bank overdrafts.

2.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the period in which they are approved.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when YPF takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at its acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

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

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the U.S. Dollar

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss of that fiscal year.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences are reclassified to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income.

2.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 5.

2.b.24) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, we detail below a brief summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statements and have, therefore, not been adopted by the Group.

Standards or interpretations issued by the IASB, which application is mandatory as of the closing date of these consolidated financial statements, therefore have been adopted by the Group, if applicable.

•	IFRS 11 – Accounting for acquisitions of equity interests in joint operations

In May 2014, the IASB amended IFRS 11 “Joint Arrangements”, which is applicable to those fiscal years beginning on or after January 1, 2016, and authorized their implementation in advance.

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint venture in which the activities constitute a business, as defined in IFRS 3 “Business Combinations”.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

A joint operator is also required to disclose the information of interest requested by IFRS 3 and other standards for business combinations.

Entities must prospectively apply the changes to acquisitions of interests in joint operations that occur from the commencement of the annual periods beginning on or after January 1, 2016.

•	IFRS 14 – Deferral accounts of regulated activities

In January 2014, the IASB approved IFRS 14, which is applicable to fiscal years beginning on or after January 1, 2016, and authorized its early enforcement. The scope of this Standard is limited to first-time entities adopting the IFRS, which recognized the balances of the deferred income accounts regulated in their financial statements in accordance with their previous accounting standards. The first financial statements submitted by the Group under IFRS were dated as of December 31, 2012 and the standard was issued in January 2014; therefore the Group did not apply this standard to its financial statements.

•	IAS 16 and 38 – Depreciation and amortization methods

Modifications to IAS 16 “Property, plant and equipment” forbid entities from using an income-based depreciation method for property, plant and equipment items, while the amendments to IAS 38 “Intangible Assets” introduce the legal presumptions that income is not an adequate principle for the amortization of an intangible asset.

The amendments are prospectively applied to annual periods beginning on or after January 1, 2016, and may be implemented in advance.

•	IAS 27 – Separate financial statements

The amendments are focused on the individual financial statements and allow the use of the equity method in these financial statements.

The amendments are retrospectively applied to annual periods beginning on or after January 1, 2016 and may also be implemented in advance.

•	IAS 1 – Presentation of Financial Statements – Disclosure Initiative

Amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016 and may also be implemented in advance. Implementation of the amendments does not need to be disclosed.

Some highlights in the amendments are as follows:

•	An entity should not reduce the comprehensibility of its financial statements by hiding material information with irrelevant information or by aggregating material elements that have a different nature or function.

•	The entity does not need not disclose any specific information required by IFRS if the resulting information is not material.

•	In the section of other comprehensive income statements and other comprehensive income, the amendments require separate disclosures for the following elements:

-	the proportion of other comprehensive income of associates and joint ventures accounted for using the equity method that will not be reclassified after the statement of income; and

-	The proportion of other comprehensive income of associates and joint ventures accounted for using the equity method that is reclassified after the statement of income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Likewise, amendments to IAS 1 are related to the following issues:

•	Materiality

•	Disaggregation and subtotals

•	Notes

•	Disclosure of accounting policies

•	Other comprehensive income derived from investments accounted for using the equity method

•	IFRS 10, IFRS 12 and IAS 28 – Exception to consolidation of investment entities

In December 2014, the IASB amended IFRS 10, IFRS 12 and IAS 28, and such amendments are applicable to the fiscal years beginning on or after January 1, 2016, and may also be implemented in advance.

The amendments clarify, among others, that the exception to the preparation of consolidated financial statements is available to a controlling entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. Amendments to IAS 28 clarify that the exception to apply the equity method is applicable to an investor in an associate or joint venture if that investor is controlled by an investment entity that measures all its subsidiaries at fair value.

The amendments also explain that the requirement of an investment entity to consolidate a controlled company that provides services related to previous investment activities applies only to controlled entities that are not investment entities.

•	Annual Improvements to IFRS – 2012 – 2014 Cycle

In September 2014, the IASB issued annual improvements 2012 – 2014 that are applicable to fiscal years beginning on or after January 1, 2016, and may be implemented in advance.

Below is a summary of the main amended rules and the relevant amended subject:

Standard	Amended Subject	Detail
IFRS 5 “Non-current assets held for sale and discontinued operations”	Changes in methods of disposal of the assets.	The amendment introduces a specific direction when the entity reclassifies an asset (or group of assets) held for sale or held for distribution to the owners. The amendment clarifies that such a change is considered a continuation of the original plan of the provision and that, therefore, an entity must not apply paragraphs 27 to 29 of IFRS 5 in relation to changes in a sales plan in such circumstances.

IFRS 7 “Financial Instruments: Disclosures” (with amendments resulting from amendments to IFRS 1)	Service Contracts. Applicability of amendments to IFRS 7 to disclosures of offsets in condensed interim financial statements.	The amendment provides additional direction to clarify whether a service contract corresponds to continued participation in the transfer of an asset for the purpose of the disclosure of the asset. In addition, the amendment clarifies that disclosures of offsets are not specifically required for all interim periods. However, disclosures to meet the requirements of IAS 34 “Interim Financial Information” may be included in condensed interim financial statements.

IAS 19 “Employee benefits”	Discount rate: regional market issues.	The amendment clarifies that the rate used to discount post-employment benefit obligations should be determined by reference to market yields on high-quality corporate bonds at the end of the reporting period. The basis for the conclusions to the amendment also clarifies that the depth of the market of high-quality corporate bonds should be assessed at the currency level consistent with the currency in which the benefits are to be paid. For currencies for which there is no deep market of such high-quality securities, market returns (at the end of the reporting period) of government bonds denominated in that currency are to be used.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The adoption of the foregoing standards and interpretations or modifications did not have a significant impact on the consolidated financial statements of the Group.

Standards or interpretations issued by the IASB, which application is not mandatory as of the date of closing of these consolidated financial statements, therefore have not been adopted by the Group.

•	IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled company, the extent of the gain or loss to be recognized in the financial statements depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved on December 17, 2015.

•	IFRS 9 – Financial Instruments

In July 2014, the IASB introduced a change in lieu of IAS 39. The standard includes the classification and measurement, impairment and hedge accounting requirements of financial instruments. It is applicable to those annual periods beginning on or after January 1, 2018, and may be implemented in advance.

•	IFRS 15 – Income from ordinary activities arising from contracts entered into with customers

IFRS 15 is in effect for periods to be reported as from January 1, 2018, or afterwards, and may also be implemented in advance. Entities may decide whether to retrospectively apply the model or to use a modified transitional approach, to which the standard will be retrospectively applied only with regard to those contracts that are not completed by the initial date of application (e.g., January 1, 2018 for an entity with a fiscal year ended December 31).

IFRS 15 establishes an extensive and detailed model to be used by entities at the time of accounting for income from contracts entered into with their customers. It will replace the following Income Standards and Interpretations after the effective date:

-	IAS 18 Revenue;

-	IAS 11 Construction contracts;

-	IFRIC 13 Customer loyalty programs;

-	IFRIC 15 Agreements for the construction of real estate;

-	IFRIC 18 Transfers of assets from customers; and

-	SIC 31: Revenue – Barter transactions involving advertising services.

As stated in the heading of the new income standard, IFRS 15 will only cover income from contracts entered into with clients. Under IFRS 15, a customer of an entity is a party that has executed a contract with such entity for the provision of goods and services that are the product of ordinary business activities in exchange for consideration. Unlike the scope of the IAS 18, the recognition and measurement of income from interest and dividends on the debt and investments in shareholders’ equity are not contemplated under the scope of IFRS 15. Conversely, they are contemplated under the scope of IAS 39 “Financial Instruments: Recognition and Measurement” (or IFRS 9 “Financial Instruments”, if such IFRS is adopted in advance).

As mentioned above, the new income standard relies upon a detailed model to explain income from contracts entered into with customers. Its fundamental principle is that an entity should recognize income to represent the transfer of goods or services promised to customers, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The new income recognition standard adds a five-step approach to income recognition and measurement:

1. Identify the contract entered into with the customer.

2. Identify the separable obligations of the contract.

3. Determine the transaction price.

4. Allocate the transaction price between the obligations of the contract.

5. Recognize the income when the entity meets the obligations.

The new revenue standard has introduced many more prescriptive indications:

-	If the contract (or combination of contracts) contains or does not contain more than one of the promised goods or services and, if so, when and how the goods or services should be delivered or provided.

-	If the transaction price distributed to each performance obligation should be recognized as income over time or at a specific time. Under IFRS 15, an entity recognizes income when the obligation is satisfied, that is, when the control of the goods and services underlying a particular obligation is transferred to the customer. Unlike IAS 18, the new model does not include separate guidelines for the “sale of goods” and the “provision of services”; instead, it requires entities to assess whether income should be recognized over time or at a specific time, regardless of whether such income includes “the sale of goods” or “the provision of services”.

-	When the transaction price includes an element of estimation of variable payments, the way in which it will affect the amount and the time for the recognition of the income. The concept of variable payment estimation is broad. A transaction price is considered as a variable for discounts, refunds, credits, price concessions, incentives, performance bonds, penalties and contingency agreements. The new model introduces a material condition for variable consideration to be recognized as income: only until it is very unlikely that a significant change in the amount of accumulated income will occur when the uncertainties inherent in the variable payment estimate have been resolved.

-	When the execution costs of an agreement and the performance costs thereof may be recognized as an asset.

The Group is still in the process of evaluating the full impact of the IFRS 15 application on its financial statements, although no significant changes are expected in the income recognition criteria described in Note 2.b.11). It is not yet possible to provide a reasonable financial estimate of the effects of the entry into force of this standard until such analyses are completed.

The Group does not intend either to apply the standard in advance or to use the retroactive approach after the adoption thereof.

•	IFRS 16 – Leases

IFRS 16 is in effect for reporting periods beginning on January 1, 2019 and its implementation in advance is permitted for entities that use IFRS 15 “Revenue from ordinary activities from contracts entered into with customers” prior to the date of initial application of IFRS 16.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

IFRS 16 sets out the principles required for the recognition, measurement, presentation and disclosure of leases. The purpose thereof is to ensure that lessees and lessors provide relevant information in a way that faithfully represents those transactions. The changes incorporated by such standard mainly impact the accounting of tenants. It will replace the following Standards and Interpretations after the effective date thereof:

- IAS 17 “Leases”;

- IFRIC 4 “Determination whether an agreement contains a lease”;

- SIC 15 “Operating leases-incentives”; and

- SIC 27 “Evaluating the substance of transactions involving the legal form of a lease”.

This standard applies to all leases, including leases of rights-of-use assets in a sublease, with the exception of specific leases covered by other standards:

- Leases to explore or use minerals, oil, natural gas and similar non-renewable resources;

- Leases of biological assets within the scope of IAS 41 “Agriculture” kept by a lessee;

- Contracts included in the scope of application of IFRIC 12 “Service Concession Agreements”;

- Intellectual property licenses granted by a lessor within the scope of IFRS 15 “Revenue from contracts with customers”; and

- Rights enjoyed by a lessee under license agreements that are within the scope of IAS 38 “Intangible assets” for items such as movies, videos, games, manuscripts, patents and copyrights.

The new leasing rule has introduced many other prescriptive indications:

- Measurement of the asset by right of use

The cost of the right to use the assets includes the following items:

(a)	the amount of the initial measurement of the lease liability (as described below);

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)	an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The lessee could incur certain obligations as a result of such costs either on the date of commencement of the term of the lease, or as a consequence of having used the underlying asset during a specified period.

Subsequently, the valuation of the right to use the assets will be based on the cost model or the revaluation model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the amortization and impairment in the profit and loss account and, if applicable the revaluation model, revaluations in equity). However, the IFRS 16 requires that the right to use a leased property investment be valued at its fair value under the provisions set forth in IAS 40 “Investment properties” for the investment property it holds.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

- Lease liability

A lessee shall measure the lease liability at the present value of the lease payments that have not been paid on that date. Lease payments will be discounted using the interest rate implied in the lease, if that rate could be easily determined. If that rate cannot be easily determined, the lessee will use the incremental rate for the lessee’s loans.

Lease liabilities must include the following items:

(a)	fixed payments (including essentially fixed payments), less any lease incentive receivable;

(b)	variable payments, which depend on an index or a rate, initially measured by using the index or rate (e.g., payments related to the consumer price index, prices related to a benchmark interest rate such as LIBOR, or payments that vary to reflect changes in market rental prices) on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the exercise price of a call option if the lessee is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the lessee will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

Subsequently, the lessee will be increasing the liability for the lease to reflect the accrued interest (and recognized in the profit and loss account), deduct the installments that are being paid from such liability and recalculate the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” installments.

- Revision of the lease liability

The lessee must review the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)	when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the call option of the underlying asset.

- Lessor’s accounting

IFRS 16 requires the lessor to classify the lease as operational or financial. A finance lease is a lease in which substantially all the risks and benefits derived from ownership of the asset are transferred. A lease will be classified as operating if it does not transfer substantially all the risks and benefits derived from the ownership of an underlying asset.

The classification of the lease is made on the effective date of the agreement and is evaluated again only if there is an amendment to the lease. Changes in estimates (e.g., changes in the economic life or in the residual value of the underlying asset) or changes in circumstances (e.g., non-compliance by the lessee) will not result in a new classification of the lease for accounting purposes.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

- Sale and Leaseback Transactions

This type of transaction is dealt with from the point of view of the lessee-seller as lessor-buyer. The fundamental aspect of dealing with such transactions depends on whether the transfer of the relevant asset meets the criteria of IFRS 15 “Revenue from contracts with customers”, to be recognized as a sale.

The Group is still in the process of assessing the full impact of the IFRS 16 application on its financial statements and does not intend to apply such standard in advance.

•	Amendments to IAS 7 – Information disclosure initiative

In January 2016, the IASB amended IAS 7 and such amendments are to be applied to fiscal years beginning on or after January 1, 2017, which may be implemented in advance.

The Disclosure Initiative was amended for the purpose of disclosing information that allows users of financial statements to evaluate the changes in liabilities (and certain assets) that have occurred during a period, derived from financing activities.

The explanation for the changes must differentiate those “changes from cash flows deriving from financing” from those “changes other than cash”.

Also, when explaining changes other than cash, the following sources of changes should be differentiated, to the extent necessary to meet the purpose: (i) changes resulting from the acquisition or loss of control of subsidiaries and other businesses; (ii) the effect of foreign exchange rate changes; (iii) changes in fair value; and (iv) other changes (by separately identifying any variance deemed relevant).

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were or will be classified in the statement of cash flows as cash flows deriving from financing activities”. It also emphasizes that new disclosure requirements also relate to changes in financial assets (for example, assets covering liabilities arising from financing activities) if they meet the same definition.

One way to meet the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments set forth that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements.

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

In January 2016, the IASB amended IAS 12 and such amendments are to be applied to fiscal years beginning on or after January 1, 2017, and may be implemented in advance.

The amendment to IAS 12 provides that when an entity assesses whether the taxable profit against which a deductible temporary difference may be available, it will consider whether the tax legislation restricts the sources of taxable income against which it may make deductions at the time of the reversal of that temporary deductible difference. If the tax law does not impose those restrictions, an entity will evaluate a deductible temporary difference in combination with all others. However, if the tax law restricts the use of losses to be deducted against income of a specific type, a deductible temporary difference will be evaluated in combination only with the appropriate rate.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 2 – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB amended IFRS 2, and such amendments are to be applied for fiscal years beginning on or after January 1, 2018, and may be implemented in advance.

IFRS 2 has been amended to reflect the following:

-	For share-based payment transactions that are settled in cash, the goods or services purchased and the liability which they incur will be measured at the fair value of the liability, subject to the requirements of this standard. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period, as well as on the settlement date, recognizing any change in fair value in the results for the period.

-	The conditions for the irrevocability of concession and conditions other than the irrevocability of the concession, other than market conditions, will not be taken into account when estimating the fair value of the share-based payment that is settled in cash on the date of measurement. Instead, they will be taken into account by adjusting the number of incentives included in the measurement of liabilities arising from the transaction. Accordingly, an amount will be recognized for the goods or services received during the period up to the irrevocability of the concession. This amount will be based on the best available estimate of the number of incentives that are expected to be irrevocable.

-	If the terms and conditions of a share-based payment transaction to be settled in cash are modified to become a share-based payment transaction that is settled by equity securities, such transaction will be accounted for as of the date of the modification. Specifically, (a) a share-based payment transaction that is settled by equity securities is measured by reference to the fair value of the equity securities granted on the date of the modification. The share-based payment transaction settled by equity securities is recognized in equity on the date of the change, in proportion to the goods or services that have been received; (b) the liability for the share-based payment transaction settled in cash on the date of the amendment will be written off in the accounts on the same date; and (c) any difference between the carrying amount of the written off liability and the amount of equity recognized on the date of the change will be recognized immediately in the income statement for such period.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements

•	IFRIC 22 – Transactions in Foreign Currency and Advance Payments

In December 2016, the IASB approved the interpretation of IFRIC 22 “Transactions in foreign currency and advance payments”, which is applicable for the fiscal years beginning on or after January 1, 2018, and may be implemented in advance. The scope of this interpretation applies to a foreign currency transaction (or any part thereof) where an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the asset, expense or related income (or any part thereof that may be appropriate). This interpretation does not apply when an entity measures the related asset, expense or income at the time of the initial recognition: (a) at fair value; or (b) the fair value of the consideration paid or received as of a date other than that of the initial recognition of the non-monetary asset, or non-monetary liability, arising from the anticipated consideration (e.g., measurement of the goodwill by applying the IFRS 3 “Business Combinations”).

The Group does not anticipate that the application of the interpretation of the standard will have a significant effect on its financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Annual improvements to IFRS – 2014 – 2016 Cycle

In December 2016, the IASB issued the annual improvements 2014 – 2016, which are applicable to fiscal years beginning on or after January 1, 2018, which may be implemented in advance.

Standard	Amended Subject	Detail
IFRS 1 “First-time Adoption of International Financial Reporting Standards”	Elimination of short-term exemptions for first-time adopters of IFRS.	The amendment introduces the deletion of paragraphs that consider the limited exemption of comparative disclosure from IFRS 7 for first-time adopters of IFRS, disclosures of transfers of financial assets and paragraph 39AA considered the annual best improvements to IFRS 2014-2016 Cycle.

IFRS 12 “Disclosure of Interests in Other Entities”	Clarification of the scope of the Standard.	The amendment introduces a change in the scope of the standard, considering that the requirements of the standard apply to the equity interests of an entity listed in paragraph 5 that are classified (or included in a group for disposal that is classified) as held for sale or discontinued operations in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

IAS 28 “Investments in associates and joint ventures”	Measurement at fair value of an associate or joint venture.	The amendment introduces changes in relation to the exemption and the procedures to be applied to the equity method, clarifies that an entity will apply this exemption or the method separately to each associate or joint venture, in the case of exemption in the initial recognition of the associate or joint venture, and with respect to the method on a date that is the later of: a) when the associate or joint venture that is an investment entity is initially recognized; b) when the associate or joint venture becomes an investment entity; or c) when the associate or joint venture that is an investment entity becomes a parent company.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements.

2.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Group’s decision-making process. The volume of crude oil and gas reserves is used to calculate depreciation using the unit of production ratio and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8 and 2.b.9 and the last paragraph of this Note).

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by Rule 4-10 (a) of Regulation S-X of the SEC.

Provision for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management of the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management of the Company.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Provision for environmental costs and obligations for the abandonment of hydrocarbon wells

Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

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

In addition to the hydrocarbon wells abandonment legal obligation, the Group has accrued environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6).

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group’s tax balances.

Provision for impairment of property, plant and equipment and intangible assets

The method used to estimate the recoverable amount of property, plant and equipment and intangible assets is described in detail in Notes 2.b.8 and 2.b.9.

The impairment analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. As a result of negotiations between Argentine producers and refiners in the second half of 2016, there has been a gradual 6% reduction in the prices of sales of Medanito and Escalante crude oil on the local market (2% monthly as of August 2016). Moreover, in January 2017, the producers and refiners reached a new agreement for the transition to international prices, in which a path of prices was established for the sale of oil in the domestic market, for the purpose of achieving parity with the international market during 2017. This readjustment of prices in the domestic market and other signs that would point to a convergence with international prices in the near future, coupled with a decline in the prices expected in the medium term compared to the estimates as of December 31, 2015, have been considered evidence of impairment of the value of the assets of the CGU Oil—YPF.

Accordingly, the following local market price assumptions have been taken into account for different varieties of crude oil in order to set such expectations: (i) for 2017, it derives from the prices agreed upon between producers and refiners mentioned above which result in prices of US$/bbl 57.5 for Medanito crude oil and US$/bbl 49.1 for Escalante crude oil; (ii) for 2018, 2019 and 2020, the local market prices have been estimated based on the international price estimates based on available analyst consensus; and (iii) subsequently, estimated prices rise based on predicted inflation in the United States.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

For fiscal year 2016, the discount rate used has been 8.67% after taxes (the discount rate used for fiscal year 2015 was 10.33% after taxes).

Based on the aforementioned methodology, the CGU Oil—YPF recorded an impairment charge for property, plant and equipment in the Upstream segment of 34,943 and 2,361 as of December 31, 2016 and 2015, respectively, mainly due to the expected decrease in the oil price, together with the evolution of cost behavior in terms of macroeconomic variables and the operational behavior of the Company’s assets. Originally as of September 30, 2016, an impairment charge of 36,188 had been recorded for this concept and in the fourth quarter of 2016 there was a recovery of 1,245 generated, among others, by a reduction of operational costs estimated in a timely manner and a slight improvement in the projection of international prices, all of which is partially offset by the effect of the variation of reserves with respect to the end of the previous quarter.

The recoverable value of the CGU Oil—YPF, after taxes, amounts to 71,495 and 76,829 as of December 31, 2016 and 2015, respectively.

In addition, as of December 31, 2015, the Group had recorded a charge for impairment of property, plant and equipment, with respect to the CGU-Oil—YPF Holdings, which grouped the assets of the crude oil production fields in the United States which amounted to 94, due to a reduction in international crude oil prices. The fair value of the CGU Oil—YPF Holdings amounted to 179. The Group also recorded an impairment charge of intangible assets of 80 related to rights in exploratory areas whose recoverable value was zero. During the current year, this CGU was deconsolidated.

It is difficult to predict with reasonable certainty the expected value of charges or recoveries in the provision for impairment of property, plant and equipment given the numerous factors affecting the asset and cash flows base used in the recoverability analysis. These factors include, but are not limited to, future prices, operating costs and traded savings, exchange rates, investments and traded savings, production and its impact on depletion and base cost, revisions or additions of reserves, and taxation. Consequently, the use value of the assets, calculated on the basis of expected future cash flows, may be significantly affected by other factors insofar as they change.

2.d) Comparative Information

Balance items as of December 31, 2015 and 2014 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended.

3. ACQUISITIONS AND DISPOSITIONS

Fiscal year ended December 31, 2016

–	As part of the acquisition by Pampa Energía S.A. (“PEPASA”) of the total shares of Petrobras Participaciones S.L., which holds 67.2% of the capital and voting rights of Petrobras Energía S.A. (“PESA”), YPF and PEPASA entered into an agreement subject to certain conditions precedent under which, once the acquisition by PEPASA of shareholding control of PESA has been completed, PESA will transfer to YPF shares in the operating concessions of two areas located in the Neuquén basin with production and high potential for gas development (of the tight and shale type), to be operated by YPF, in the percentages detailed below: (i) 33.33% participation in the Río Neuquén area, located in the Province of Neuquén and in the Province of Río Negro; and (ii) 80% participation in the Aguada de la Arena area, located in the Province of Neuquén. In order to implement this agreement, PEPASA and YPF signed a Framework Agreement for the Financing and Acquisition of Units and a Loan Agreement under which YPF, on July 25, 2016, granted PEPASA a guaranteed loan for the Indirect acquisition of the aforementioned areas in the amount of US$ 140 million, equivalent to the acquisition price of the aforementioned units, which does not differ from the fair value of the participation in said areas. Once PESA’s board of directors has approved the assignment, the loan may be applied during the year 2018 to the payment of the acquisition of YPF’s shares in concession titles and UT with: (i) PESA and an affiliate of Petróleo Brasileiro S.A. for the Río Neuquén area, and (ii) Petrouruguay S.A. for the Aguada de la Arena area.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

On October 14, 2016, the assignment of the equity interests in the operating concessions between YPF and PEPASA was consummated, as follows: (i) an equity interest of 33.33% in the Río Neuquén area for the sum of US$ 72 million; and (ii) an equity interest of 80% in the Aguada de la Arena area, for the sum of US$ 68 million.

Additionally, see Note 34.

Fiscal year ended on December 31, 2015

–	On May 7 2015, Repsol Butano S.A. transferred to YPF shares representing 33.997 % of YPF Gas’s capital stock and Repsol Trading S.A. transferred to YPF 17.79% of OTC’s capital stock. The amount of the transaction was 161.

Fiscal year ended on December 31, 2014

–	On February 12, 2014, YPF and its subsidiary YPF Europe BV (incorporated in January 2014) accepted an offer made by Apache Overseas Inc. and Apache International Finance II S.à r.I. (collectively, “Apache Group”) for the acquisition of 100% of Apache’s interest in controlled companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, the date from which YPF has taken control of the mentioned companies (the “acquisition date”).

As a result of the previously described transaction, YPF acquired the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.à r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.à r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company’s balance sheet as of the date of acquisition is disclosed below:

Fair value at acquisition date
Cash and cash equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Property, plant and equipment	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to December 31, 2014	Since the beginning of the year up to December 31, 2014
Revenues	3,370	4,099
Cost	(2,960)	(3,601)
Gross profit	410	498
Other operating expenses	(232)	(282)
Operating income	178	216
Financial result, net	(78)	(95)
Income tax	560	681
Net income	660	802

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

Additionally, YPF and Apache Energía Argentina S.R.L. has entered into a transfer of assets agreement with Pluspetrol S.A. whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.à.r.l.), in three concessions and four JO agreements, as well as an interest of YPF in a JO agreement. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The mentioned transaction has been approved by the regulatory authority during November 2014.

During October, 2014, the registered names of certain companies have changed as follows: Apache Energía Argentina S.R.L. to YSUR Energía Argentina S.R.L.; Apache Natural Resources Petrolera Argentina S.R.L. to YSUR Recursos Naturales S.R.L.; Apache Petrolera Argentina S.A. to YSUR Petrolera Argentina S.A.; Apache Argentina Corporation to YSUR Argentina Corporation; Apache Canada Argentina Investment S.à.r.l. to YSUR Argentina Investment S.à.r.l.; and Apache Canada Argentina Holdings S.à.r.l. to YSUR Argentina Holdings S.à.r.l.

In addition, the companies YSUR Argentina Holdings S.à r.l., YSUR Argentina Investment S.à r.l. and YSUR Argentina Corporation were domiciled in Argentina and registered with the Argentine Registrar of Companies (Inspección General de Justicia) on September 26, 2016, under the names of YSUR Participaciones S.A.U., YSUR Inversora S.A.U., and YSUR Inversiones Petroleras S.A.U., respectively.

Finally, as of the date of these consolidated financial statements, the companies of the YSUR Group are in the process of merging with YPF. See Note 32 to the individual financial statements.

–	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the JO agreement Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned JO agreement which expired on June 30, 2016 and will be terminated early. Now YPF owns a 100% interest in the Area, and has become the operator. Puesto Hernández currently produces approximately 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investment plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as property, plant and equipment.

–	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the JO agreement, Segment 5 Loma La Lata – Sierra Barrosa (known as the “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned JO agreement. The terms of the JO agreement provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the JO agreement YPF will own a 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as property, plant and equipment.

–	YPF and Sinopec Argentina Exploration and Production, Inc., Sucursal Argentina (“SINOPEC”), are part in a Joint Operating Agreement in the “La Ventana” area, located in the Cuyo basin in the Province of Mendoza, whose original expiration date was December 31, 2016. YPF is the exclusive owner of such exploitation concession whose expiration date was November 14, 2017, and through executive order of the Province of Mendoza No. 1,465/2011 the original expiration date was extended for 10 years, to November 14, 2027, the new concession expiration date. On September 1, 2014 (“effective date”) YPF and SINOPEC extended the JOA’s expiration date in relation with the Concession for the Exploitation of Hydrocarbons in the “La Ventana” area, until December 31, 2026. The extension of the Concession and the JOA involve the continuity of the participation of the parties in the rights and commitments that emerge from the Concession and that, as of the effective date, YPF’s percentage of participation increased by an additional 10%, reaching 70%. The consideration for the transaction was US$ 44 million, an amount that SINOPEC will pay to YPF for the extension of the Concession. Additionally, the transaction generated an income of 369, which has been charged to “Other operating results, net”, in the statement of comprehensive income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

–	On December 5, 2014, an agreement has been signed between the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF and YSUR Energía Argentina S.R.L. in which the restructuring of the Joint Operating Agreement has been arranged related to “La Amarga Chica” and “Bajada de Añelo” non-conventional hydrocarbons exploitation concession in which YPF and YSUR Energía Argentina S.R.L. will hold the following interests: (i) La Amarga Chica, YPF 100% (ii) Bajada de Añelo: YPF 85% and YSUR Energía Argentina S.R.L. 15%. As compensation for the aforementioned restructuring (a), YPF has made a US$ 41 million payment to the Neuquén Province, US$ 12 million for and on behalf of YSUR Energía Argentina S.R.L. and (b) YPF and YSUR Energía Argentina S.R.L. granted in favor of the Province of Neuquén, who thereby contributed to Gas y Petróleo de Neuquén S.A, the totality of YPF and YSUR Energía Argentina S.R.L.’s interests in the following areas: (i) Puesto Cortadera; (ii) Loma Negra NI; (iii) Cutral Co Sur; (iv) Neuquén del Medio; (v) Collon Cura Bloque I; and (vi) Bajo Baguales. These transfers became effective on January 1, 2015.

4. FINANCIAL RISK MANAGEMENT

The Group’s activities involve various types of financial risks: market risk (including exchange rate risk, interest rate risk and price risk, credit risk and liquidity risk). The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

Market Risk

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso (the Argentine legal currency).

The Group does not use derivatives as a hedge against exchange rate fluctuations. While during fiscal year 2015 the Group started to operate with U.S. dollars future exchange rate agreements (until their complete termination in fiscal year 2016), for IFRS 7 “Financial instruments: disclosures” no exchange rate risk arises from financial instruments denominated in the Company’s functional currency.

Otherwise, according to the Company’s functional currency, and considering the currency exchange process, the fluctuations in the exchange rate related to the financial assets and liabilities’ value in pesos does not have any effect in the Other comprehensive income in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2016:

	Appreciation (+) / depreciation (-) of exchange rate of peso against U.S. dollar	Income(loss) for fiscal year ended December 31, 2016
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	3,021
	-10%	(3,021)

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

4. FINANCIAL RISK MANAGEMENT (Cont.)

Interest Rate Risk

The Group is exposed to risks related to interest rates to different extents, according to the different types of maturities and currencies in which a loan was borrowed or cash was invested.

The Group’s short-term financial loans as of December 31, 2016 include negotiable obligations, pre-financing of exports and imports’ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial loans include negotiable obligations and financial loans with local and international financial institutions. Approximately 70% (107,976) of the total of the financial loans of the Group is denominated in U.S. dollars, 3% (4,718) is in Swiss francs and the remainder is mainly in Argentine pesos, as of December 31, 2016. These loans are generally used for working capital and investments.

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

The table below provides information about the financial assets and liabilities as of December 31, 2016 that accrues interest considering the applicable rate:

	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	27	107,656
Variable interest rate	—	46,689

Total	27	154,345

(1)	It only includes temporary investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of loans which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 34,774 accrues variable interest of BADLAR plus a maximum spread of 6% and 9,711 accrues variable interest of LIBOR plus a spread between 2.6% and 7.5%.

The table below shows the estimated impact on consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	Income(loss) for fiscal year ended December 31, 2016
Impact on net income after income tax	+100	(245)
	-100	245

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

4. FINANCIAL RISK MANAGEMENT (Cont.)

Other Price Risks

The Group was not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, in force determined that local prices charged for gasoline, diesel and other fuels were not affected in the short-term by fluctuations in the price of such products in international and regional markets. Additionally, the Group was impacted by certain regulations that affected the determination of export prices received by the Group, such as those mentioned in Note 30, which consequently limits the effects of short-term price volatility in the international market.

However, during the course of fiscal year 2016 and in January 2017, the producers and refiners entered into an agreement in which a range of prices was established for the sale of oil on the domestic market, with a minimum Medanito oil reference price of US$55/Bbl and Escalante oil reference price of US$47/Bbl, for the purpose of achieving parity with international markets during fiscal year 2017, subject to compliance with certain variables.

Given this transition process and also in that export duties on external prices were not extended in January 2017, it is possible that the price risk exposure will vary in the future. Should the change in market conditions become relevant, the Group will analyze its management strategy to handle this risk.

In addition, the Group is exposed to the own price risk for investments in financial instruments (public securities, mutual funds and exchange rate agreements used in this fiscal year), which were classified in the statement of financial position as “at fair value through profit or loss”. The Group continuously monitors the change in these investments for significant movements.

During the third quarter of 2016, the Group acquired Argentine National Bonds in U.S. dollars subject to an annual interest rate of 6.875%, maturing in 2021 for a nominal value of US$ 195 million.

As of December 31, 2016, the aggregate value of financial assets at fair value through profit or loss amounts to 18,093.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2016:

	Increase (+) / decrease (-) in the prices of investments in financial	Profit (loss) for the year ended December 31, 2016
Impact on net result before income tax	+10%	1,809
	-10%	(1,809)

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2016 the availability of liquidity reached 18,557, considering cash of 7,922, other liquid financial assets of 2,835 and available credit lines with banks of 7,800. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013, in February 2015 and in April 2016 (see Note 16).

After the process which concluded with the change of shareholders mentioned in Note 25, the Group is still focused on structuring more efficiently the maturity of its debt, in order to facilitate daily operations and to allow the proper financing of planned investments.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

4. FINANCIAL RISK MANAGEMENT (Cont.)

To this end, the Group operates derivative financial instruments (U.S. dollars future exchange rate agreements) as a way of managing liquidity risk, which were fully settled as of December 31, 2016.

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2016:

	December 31, 2016
	Maturity date
	0 - 1 year	1 - 2 year	2 - 3 year	3 - 4 year	4 - 5 year	More than 5 years	Total
Financial liabilities
Loans	26,777	28,103	10,919	19,481	18,470	50,595	154,345
Other liabilities	4,390	336	—	—	—	—	4,726
Accounts payable (1)	41,113	1,989	—	—	—	185	43,287

	72,280	30,428	10,919	19,481	18,470	50,780	202,358

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values

Most of the Group’s loans contain usual covenants for contracts of this nature. Additionally, approximately 63% of the outstanding loans as of December 31, 2016 are subject to financial covenants related to the leverage ratio and debt service coverage ratio.

A portion of the loans provides that certain changes in control with respect to the Company may constitute an event of default. In addition, part of the loans also contains cross default or cross acceleration provisions (the “Acceleration Clauses”) which may result in their advanced enforceability if the debt containing provisions related to change of control becomes in default.

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

The provisions for doubtful accounts are measured by the following criteria:

–	The aging of the receivable;

–	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, and guarantees, among others.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

4. FINANCIAL RISK MANAGEMENT (Cont.)

The maximum exposure to credit risk of the Group as of December 31, 2016 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is set forth below:

Maximum exposure as of December 31, 2016
Cash and cash equivalents	10,757
Other financial assets	58,378

Considering the maximum exposure to the risk of the Other financial assets based on the concentration variable of the counterparties, credit with the National Government and direct agencies accounts for approximately 32% (13,601), while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2016.

	Current trade receivable	Other current receivables
Less than three months past due	28	907
Between three and six months past due	444	697
More than six months past due	3,129	262

	3,601	1,866

At such date, the provision for doubtful trade receivables amounted to 1,084 and the provisions for other doubtful receivables amounted to 35. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. With a lower presence, the Group has also obtained other guarantees such as credit insurances, surety bonds, guarantee customer – supplier, and car pledges, among others.

The Group has effective guarantees granted by third parties for a total amount of 9,300, 6,277 and 3,676 as of December 31, 2016, 2015 and 2014, respectively.

During the year ended December 31, 2016, the Group executed guarantees received for an amount of 1. As of December 31, 2015 and 2014, the Group executed guarantees received for an amount of 2 and 1, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

5. SEGMENT INFORMATION

The different segments in which the Group is organized have in consideration the different activities from which the Group obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

Upstream

The Upstream segment carries out all activities related to the oil and natural gas exploration, development and production.

It obtains its revenues from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment; and (iii) the receipt of incentives from the Stimulus Plan for the Excessive Injection of Natural Gas.

Gas and Power

On March 15, 2016, the Gas and Power Executive Vice-presidency was created, and during the current fiscal year, the complete scope of management of this new business unit was determined.

The Gas and Power segment obtains its income from the development of activities related to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, (iii) the natural gas distribution, and (iv) the generation of conventional and renewable electricity,

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

Downstream

The Downstream segment develops activities related to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses related to the aforementioned activities, including the oil purchase from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

As required by IFRS 8, comparative information has been given retroactive effect by the creation of the new segment.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

5. SEGMENT INFORMATION (Cont.)

	Upstream	Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total

For the year ended December 31, 2016
Revenues from sales	18,745	26,514	162,538	2,303	—	210,100
Revenues from intersegment sales	95,398	3,212	925	7,447	(106,982)	—

Revenues	114,143	29,726	163,463	9,750	(106,982)	210,100

Operating income (loss)	(26,845)	2,008	3,093	(1,615)	(887)	(24,246)
Income (loss) from equity interests in associates and joint ventures	(1)	302	287	—	—	588
Depreciation of property, plant and equipment	38,125	290	5,507	830	—	44,752
Impairment of property, plant and equipment and intangible assets(3)	34,943	—	—	—	—	34,943
Acquisition of property, plant and equipment	51,396	2,134	9,839	1,679	—	65,048
Assets	236,173	25,866	125,536	34,739	(1,175)	421,139

For the year ended December 31, 2015
Revenues from sales	16,044	14,003	124,959	1,130	—	156,136
Revenues from intersegment sales	64,243	2,184	807	6,182	(73,416)	—

Revenues	80,287	16,187	125,766	7,312	(73,416)	156,136

Operating income (loss)	7,535	1,498	6,948	(2,331)	2,938	16,588
Income (loss) from equity interests in associates and joint ventures	—	267	51	—	—	318
Depreciation of property, plant and equipment	23,075	255	2,913	442	—	26,685
Impairment of property, plant and equipment and intangible assets(3)	2,535	—	—	—	—	2,535
Acquisition of property, plant and equipment	48,598	469	8,874	1,939	—	59,880
Assets	223,035	13,659	100,146	26,708	(95)	363,453

For the year ended December 31, 2014
Revenues from sales	8,853	12,810	119,444	835	—	141,942
Revenues from intersegment sales	61,844	1,859	817	5,212	(69,732)	—

Revenues	70,697	14,669	120,261	6,047	(69,732)	141,942

Operating income (loss)	12,353	310	10,668	(3,343)	(246)	19,742
Income (loss) from equity interests in associates and joint ventures	(10)	387	181	—	—	558
Depreciation of property, plant and equipment	17,180	243	2,202	311	—	19,936
Acquisition of property, plant and equipment (2)	41,371	308	8,084	1,408	—	51,171
Assets	126,228	9,610	58,899	16,356	(2,539)	208,554

(1)	Corresponds to the elimination of income among segments of the YPF Group.
(2)	Investments in property, plant and equipment net of increases corresponding to YSUR Group at acquisition date, JO Puesto Hernández, Las Lajas and Bajada Añelo – Amarga Chica, and La Ventana agreement at acquisition date of the additional interest. See Note 3.
(3)	See Notes 2.c) and 8.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

5. SEGMENT INFORMATION (Cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2016, 2015 and 2014, and property, plant and equipment by geographic area as of December 31, 2016, 2015 and 2014 are as follows:

	Revenues			Property, plant and equipment
	2016	2015	2014	2016	2015	2014
Argentina	193,707	143,851	126,539	307,350	269,914	156,415
Mercosur and associated countries	7,964	6,302	8,298	664	553	38
Rest of the world	6,142	4,175	4,753	—	438	477
Europe	2,287	1,808	2,352	—	—	—

Total	210,100	156,136	141,942	308,014	270,905	156,930

Intangible assets are mainly geographically located in Argentina.

As of December 31, 2016, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6. FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade receivables”, “Other receivables”, “Accounts payable” and “Other liabilities” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

	2016
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables(1)	8,277	—	8,277	9,145	17,422
Trade receivables(2)	34,816	—	34,816	—	34,816
Investment in financial assets	—	15,285	15,285	—	15,285
Cash and cash equivalents	7,949	2,808	10,757	—	10,757

	51,042	18,093	69,135	9,145	78,280

	2015
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables(1)	6,392	—	6,392	15,574	21,966
Trade receivables(2)	23,428	—	23,428	—	23,428
Investment in financial assets	—	804	804	—	804
Cash and cash equivalents	14,613	774	15,387	—	15,387

	44,433	1,578	46,011	15,574	61,585

	2014
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables(1)	3,096	—	3,096	5,875	8,971
Trade receivables(2)	13,063	—	13,063	—	13,063
Cash and cash equivalents	8,223	1,535	9,758	—	9,758

	24,382	1,535	25,917	5,875	31,792

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014 6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2016
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	154,345	—	154,345	—	154,345
Other liabilities	4,726	—	4,726	—	4,726
Accounts payable	43,287	—	43,287	495	43,782

	202,358	—	202,358	495	202,853

	2015
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	105,751	—	105,751	—	105,751
Other liabilities	752	—	752	1	753
Accounts payable	39,376	—	39,376	475	39,851

	145,879	—	145,879	476	146,355

	2014
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Provisions	718	—	718	28,245	28,963
Loans	49,305	—	49,305	—	49,305
Other liabilities	1,216	—	1,216	2	1,218
Accounts payable	29,336	—	29,336	418	29,754

	80,575	—	80,575	28,665	109,240

Gains and losses on financial instruments are allocated to the following categories:

	2016
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,472	—	1,472
Interest loss	(18,109)	—	(18,109)
Financial accretion	(3,159)	—	(3,159)
Exchange differences, net	11,611	—	11,611
Fair value gains on financial assets at fair value through profit or loss	—	1,826	1,826
Gains on derivative financial instruments	—	213	213

	(8,185)	2,039	(6,146)

	2015
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,638	—	1,638
Interest loss	(8,618)	—	(8,618)
Financial accretion	(1,987)	—	(1,987)
Exchange differences, net	20,214	—	20,214
Fair value gains on financial assets at fair value through profit or loss	—	446	446
Gains on derivative financial instruments	—	464	464

	11,247	910	12,157

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2014
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,029	—	1,029
Interest loss	(5,456)	—	(5,456)
Financial accretion	(1,880)	—	(1,880)
Exchange differences, net	7,782	—	7,782
Fair value gains on financial assets at fair value through profit or loss	—	297	297

	1,475	297	1,772

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

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

YPF’s Finance Division has a team in place in charge of estimating valuation of financial instruments required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of a financial instrument and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

The tables below show the Group’s financial assets measured at fair value as of December 31, 2016, 2015 and 2014 and their allocation to their fair value levels.

	2016
Financial Assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	53		—	—	53
- Public securities	15,232	(1)	—	—	15,232

	15,285		—	—	15,285

Cash and cash equivalents:
- Mutual funds	2,808		—	—	2,808

	2,808		—	—	2,808

	18,093		—	—	18,093

(1)	As of December 31, 2016, 7,737 has been classified as noncurrent and 7,495 has been classified as current.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2015
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	340	—	—	340
- Other financial assets	464	—	—	464

	804	—	—	804

Cash and cash equivalents:
- Mutual funds	774	—	—	774

	774	—	—	774

	1,578	—	—	1,578

	2014
Financial Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
- Mutual funds	1,535	—	—	1,535

	1,535	—	—	1,535

The Group has no financial liabilities at fair value through profit or loss.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2016, 2015 and 2014, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 157,133, 106,336 and 53,108 as of December 31, 2016, 2015 and 2014, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

•	Other liabilities

7. INTANGIBLE ASSETS

	2016	2015	2014
Net book value Intangible assets	8,114	7,359	4,393
Provision for impairment of intangible assets	—	(80)	—

	8,114	7,279	4,393

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

7. INTANGIBLE ASSETS (Cont.)

Changes in the Group’s intangible assets for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	3,917	801	1,879	6,597
Accumulated amortization	2,551	8	1,592	4,151

Balances as of December 31, 2013	1,366	793	287	2,446

Cost
Increases	572	3,033	129	3,734	(1)
Translation effect	1,212	399	594	2,205
Decreases and reclassifications	6	(2,258)	5	(2,247	)(1)(2)
Accumulated amortization
Increases	135	179	155	469
Translation effect	789	2	523	1,314
Decreases and reclassifications	—	(39)	1	(38)
Cost	5,707	1,975	2,607	10,289
Accumulated amortization	3,475	150	2,271	5,896

Balances as of December 31, 2014	2,232	1,825	336	4,393

Cost
Increases	653	270	190	1,113
Translation effect	3,218	928	1,443	5,589
Decreases and reclassifications	(51)	(183)	20	(214)
Accumulated amortization
Increases	180	—	143	323
Translation effect	1,904	5	1,296	3,205
Decreases and reclassifications	(6)	—	—	(6)
Cost	9,527	2,990	4,260	16,777
Accumulated amortization	5,553	155	3,710	9,418

Balances as of December 31, 2015	3,974	2,835	550	7,359

Cost
Increases	642	75	171	888
Translation effect	2,127	612	936	3,675
Decreases and reclassifications	(547)	(584)	127	(1,004)
Accumulated amortization
Increases	437	—	280	717
Translation effect	1,245	—	848	2,093
Decreases and reclassifications	—	(6)	—	(6)
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

(1)	Includes 2,784 of acquisitions corresponding to YSUR Group in Argentina at the time of the acquisition date and 1,538 of disposal of assets for the transfer of areas to Pluspetrol S.A, respectively. See Note 3.
(2)	Includes 682 reclassified to mineral property, wells and related equipment of property, plant and equipment.

8. PROPERTY, PLANT AND EQUIPMENT

	2016	2015	2014
Net book value of property, plant and equipment	345,679	274,122	157,243
Provision for obsolescence of materials and equipment	(1,380)	(762)	(313)
Provision for impairment of property, plant and equipment	(36,285)	(2,455)	—

	308,014	270,905	156,930

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Land and buildings	Mineral property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities	Other property	Total
Cost	6,965	179,877		29,267	1,466	5,576	19,840	927	2,267	4,084	2,618	1,542	4,174	258,603
Accumulated depreciation	2,804	133,672		17,611	1,022	—	—	—	1,990	3,034	1,055	1,060	2,693	164,941

Balances as of December 31, 2013	4,161	46,205		11,656	444	5,576	19,840	927	277	1,050	1,563	482	1,481	93,662

Cost
Increases	13	9,248		13	119	8,013	38,531	2,264	82	—	—	20	310	58,613	(3)(5)(6)
Translation effect	1,996	56,540		9,171	431	1,571	6,275	231	690	1,284	—	—	1,113	79,302
Decreases and reclassifications	110	19,711		3,630	144	(6,919)	(19,595)	(1,641)	275	152	104	5	(95)	(4,119	)(4)(7)
Accumulated depreciation
Increases	161	17,057		1,751	152	—	—	—	235	239	67	110	164	19,936
Translation effect	814	41,789		5,487	302	—	—	—	596	942	—	1	740	50,671
Decreases and reclassifications	—	(348)		(7)	(21)	—	—	—	(4)	.	(6)	—	(6)	(392	)(7)
Cost	9,084	265,376		42,081	2,160	8,241	45,051	1,781	3,314	5,520	2,722	1,567	5,502	392,399
Accumulated depreciation	3,779	192,170		24,842	1,455	—	—	—	2,817	4,215	1,116	1,171	3,591	235,156

Balances as of December 31, 2014	5,305	73,206	(1)	17,239	705	8,241	45,051	1,781	497	1,305	1,606	396	1,911	157,243

Cost
Increases	23	(1,140)		7	5	7,823	50,139	2,767	36	1	—	—	219	59,880	(6)
Translation effect	4,630	155,844		23,707	1,155	4,432	24,005	992	1,865	3,640	—	—	2,633	222,903
Decreases and reclassifications	212	37,986	(8)	3,634	330	(7,018)	(42,392)	(1,893)	388	1,617	209	6	(63)	(6,984	)(4)
Accumulated depreciation
Increases	211	22,884		2,289	218	—	—	—	323	345	68	112	235	26,685
Translation effect	1,934	110,301		14,019	773	—	—	—	1,559	2,361	—	—	1,796	132,743
Decreases and reclassifications	(4)	(433	) (8)	(12)	(54)	—	—	—	—	—	(3)	—	(2)	(508)
Cost	13,949	458,066		69,429	3,650	13,478	76,803	3,647	5,603	10,778	2,931	1,573	8,291	668,198
Accumulated depreciation	5,920	324,922		41,138	2,392	—	—	—	4,699	6,921	1,181	1,283	5,620	394,076

Balances as of December 31, 2015	8,029	133,144	(1)	28,291	1,258	13,478	76,803	3,647	904	3,857	1,750	290	2,671	274,122

Cost
Increases	140	3,831		1	3	6,968	52,610	1,392	25	—	—	2	76	65,048	(6)
Translation effect	2,975	104,086		16,601	802	2,494	14,602	626	1,260	2,430	—	—	1,658	147,534
Decreases and reclassifications	1,365	59,645		26,529	1,096	(8,701)	(91,342)	(3,687)	1,201	1,138	260	187	(60)	(12,369	)(9)
Accumulated depreciation
Increases	360	40,729		4,312	414	—	—	—	668	642	75	111	318	47,629
Translation effect	1,257	73,288		9,288	516	—	—	—	1,052	1,558	—	—	1,142	88,101
Decreases and reclassifications	(40)	(6,937)		(3)	(37)	—	—	—	(18)	(2)	45	—	(82)	(7,074	)(9)
Cost	18,429	625,628		112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762	9,965	868,411
Accumulated depreciation	7,497	432,002		54,735	3,285	—	—	—	6,401	9,119	1,301	1,394	6,998	522,732

Balances as of December 31, 2016	10,932	193,626	(1)	57,825	2,266	14,239	52,673	1,978 (2)	1,688	5,227	1,890	368	2,967	345,679

(1)	Includes 9,147, 8,435 and 6,343 of mineral property as of December 31, 2016, 2015 and 2014, respectively.
(2)	As of December 31, 2016, there are 37 exploratory wells in progress. During year ended on such date, 29 wells were drilled, 36 wells were charged to exploratory expense and 14 were transferred to proved properties which are included in the account Mineral property, wells and related equipment.
(3)	Includes 858, 210 and 866 of increases corresponding to Puesto Hernandez, Las Lajas, and Bajada Añelo–Amarga Chica JO, respectively, and 39 corresponding to the La Ventana agreement, on the additional interest acquisition date.
(4)	Includes 6 and 32 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2015 and 2014, respectively.
(5)	Includes 5,469 of increases corresponding to YSUR Group in Argentina on the acquisition date. See Note 3.
(6)	Includes 2,243, (1,281) and (268) corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2016, 2015 and 2014, respectively.
(7)	Includes (325) of derecognition of areas transferred by YPF and YSUR mentioned in Note 3.
(8)	Includes (2,671) residual value for the El Orejano area; (226) corresponding to the decrease in participation in the Magallanes area; and (8) corresponding to the decrease in participation in the Puesto Cortadera area.
(9)	Includes reductions for the deconsolidation of subsidiaries of 500, net.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as a part of the cost of the assets. For the year ended December 31, 2016, 2015 and 2014, the rate of capitalization has been 13.03%, 12.01% and 12.29%, respectively, and the amount capitalized amounted to 1,234, 1,003 and 574, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December, 31 2016, 2015 and 2014:

	2016	2015	2014
Amount at beginning of year	762	313	166
Increase charged to expenses	428	243	133
Decreases charged to income	—	—	(4)
Amounts incurred due to utilization	(2)	(6)	(32)
Translation differences	192	212	50

Amount at end of year	1,380	762	313

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2016, 2015 and 2014:

	2016		2015	2014
Amount at beginning of year	2,455		—	—
Increase charged to expenses	36,188	(1)	2,455	—
Decrease charged to income	(1,245	)(1)	—	—
Depreciation	(2,877	)(2)	—	—
Translation differences	1,869		—	—
Deconsolidation of subsidiaries	(105)		—	—

Amount at end of year	36,285		2,455	—

(1)	See Note 2.c).
(2)	Included in “Depreciation of property, plant and equipment” in Note 21.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2016, 2015 and 2014:

	2016	2015	2014
Amount at beginning of year	1,777	993	710
Additions pending the determination of proved reserves	1,112	1,219	921
Decreases charged to exploration expenses	(700)	(479)	(336)
Decrease of assets assignment	(15)	(89)	(336)
Reclassifications to mineral property, wells and related equipment with proved reserves	(1,004)	(466)	(188)
Translation difference	305	599	222

Amount at end of year	1,475	1,777	993

The following table shows the capitalized cost for exploratory wells for a period greater than a year and the number of projects related as of December 31, 2016.

	Amount	Number of projects	Number of Wells
Between 1 and 5 years	551	4	4

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in associates or joint ventures are deemed individually material.

The following table shows the value of the investments in associates and joint ventures at an aggregate level, considering that none of the individual companies is material, as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
Amount of investments in associates	1,478	1,248	757
Amount of investments in joint ventures	4,022	3,135	2,430
Provision for impairment of investments in associates and joint ventures	(12)	(12)	(12)

	5,488	4,371	3,175

Disclosed in investments in associates and joint ventures	5,488	4,372	3,177
Disclosed in Other liabilities	—	1	2

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the years ended December 31, 2016, 2015 and 2014, which affected the value of the aforementioned investments, correspond to:

	2016	2015	2014
Amount at the beginning of year	4,371	3,175	1,998
Acquisitions and contributions	448	163	448
Income on investments in associates and joint ventures	588	318	558
Conversion differences	601	999	470
Distributed dividends	(520)	(280)	(299)
Other movements	—	(4)	—

Amount at the end of year	5,488	4,371	3,175

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the years ended December 31, 2016, 2015 and 2014. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the proportional equity value in the aforementioned dates:

	Associates			Joint ventures
	2016	2015	2014	2016	2015	2014
Net income (loss)	225	321	234	363	(3)	324
Other comprehensive income	35	50	18	566	949	452

Comprehensive income for the year	260	371	252	929	946	776

–	On May 13, 2016, the companies Y-GEN I and Y-GEN II were created, for the purpose of submitting a bid to the tender No. 21/2016 launched by the MINEM, for the new generation of energy and thermal power, which, if adjudicated, they would enter into with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) a contract of sale of offered energy for a term of between 5 and 10 years, as offered, and with a price denominated in U.S. dollars. The created companies submitted their bids for the construction of new thermal power plants in Loma Campana (Añelo, Province of Neuquén) and in Central El Bracho (Province of Tucumán), which were finally awarded.

In both companies, 66.67% of the shareholding is owned by the subsidiary YPF EE (“Managing Shareholder”) and the remaining 33.33% is owned by Guayama PR Holdings (“Non-Managing Shareholder”) of the General Electric Group. According to the shareholders’ agreement, the shareholders must contribute the necessary funds as capital contributions during the current financial year and the next two fiscal years (as of December 31, 2016, the shareholders have contributed 448). There is also a service agreement between both companies and YPF EE, under which YPF EE has the responsibility as Managing Shareholder to, among other things, perform certain administration tasks of the companies.

The Group has followed the guidelines set forth in IFRS 10 “Consolidated financial statements” and has concluded that it exercises joint control over Y-GEN I and Y-GEN II. As a result, it has applied IFRS 11 “Joint Arrangements” which defines these companies as joint ventures, and has measured them in accordance with the equity method in accordance with IAS 28 “Investments in associates and joint ventures”.

Some of the main assumptions under evaluation were as follows: (i) Contractually, both shareholders exercise joint control over each of the companies, so any decisions on their relevant activities are taken jointly, requiring their unanimous vote to do so and there is no power of one party (shareholder) over the other in relation to the investment, regardless of the different percentages of ownership thereof; (ii) there is no power as defined in IFRS 10 of one party to the detriment of another, either in relation to the voting rights in the nomination of directors or even personnel (whether key or not), in the management of the entity to benefit itself or to unilaterally modify the variable return on investment, or ultimately to unilaterally address any of the decisions associated with the relevant activities.

Finally, as of the date of issuance of these consolidated financial statements, the aforementioned companies had not performed any relevant transactions, other than the execution of the agreements that were the subject matter of their creation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(9)
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	Street La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-16	15		—	25	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	12-31-16	10,529		658	(2,404)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	164		420	617	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	307		335	1,124	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	—	(8)	(96)	(19)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	12-31-16	569		(600)	(1,375)	70.00%
YPF Energía Eléctrica S.A.	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	30		580	1,736	100.00%
YPF Chile S.A.(7)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	12-31-16	723		10	1,281	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	459		49	653	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-16	—	(8)	132	12	100.00%
YSUR Inversora S.A.U.(7)	Common		$1	2,656,573,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	2,657		(1)	5,397	100.00%
YSUR Inversiones Petroleras S.A.U.(7)	Common		$1	230,281,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	230		— (9)	391	100.00%
YSUR Petrolera Argentina S.A. (7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	634		106	570	100.00%
Compañía de Inversiones Mineras S.A.	Common		$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	17		(25)	(17)	100.00%

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	12-31-2016														31-12-2015
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)		Cost(2)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7) (6)	Common	$1	244,246,140	1,208		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-16	643	735	1,496	38.00%		1,277
Profertil S.A.(7)	Common	$1	391,291,320	1,897		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-16	783	600	1,052	50.00%		1,452
Refinería del Norte S.A.	Common	$1	45,803,655	468		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-16	92	25	898	50.00%		405

				3,573		—									3,134

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	174	(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	12-31-16	110	125	472	37.00%		126	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	94		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	09-30-16	14	36	291	33.15%		70
Oiltanking Ebytem S.A.	Common	$10	351,167	184		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-16	12	181	212	30.00%		150
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	33		—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-15	156	54	229	10.00%		23
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	175		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-16	1,231	177	1,791	10.25	%(5)	152
Inversora Dock Sud S.A.	Common	$1	355,270,303	569		445	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-16	829	126	1,292	42.86%		484
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	37		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-16	34	20	107	36.00%		25
YPF Gas S.A	Common	$1	175,997,158	172		—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-16	176	(25)	699	34.00%		183
Other companies:
Other (4)	—	—		489		139	—	—	—	—	—	—	—		37

				1,927		720									1,250

				5,500		720									4,384

(1)	Holding shareholder’s equity, net of intercompany profits (losses).
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Y-GEN Eléctrica S.R.L., Y-GEN Eléctrica II S.R.L., Y-GEN Eléctrica III S.R.L., Y-GEN Eléctrica IV S.R.L.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	Additionally consolidates Compañía Minera de Argentina S.A., YPF Services USA Corp, YPF Perú S.A.C., YPF Brasil Comercio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., YSUR Participaciones S.A.U., Lestery S.A., Energía Andina S.A and EOG Resources Netherlands B.V

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

10. INVENTORIES

	2016		2015		2014
Refined products	13,390		10,709		7,720
Crude oil and natural gas	6,551		7,155		4,187
Products in process	411		169		99
Construction works in progress for third parties	12		85		271
Raw materials, packaging materials and others	1,456		1,140		724

	21,820	(1)	19,258	(1)	13,001	(1)

(1)	As of December 31, 2016, 2015 and 2014, the cost of inventories does not exceed their realization net value.

11. OTHER RECEIVABLES

	2016			2015		2014
	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Trade	—		1,733	—	928	—	664
Tax credit, export rebates and production incentives	291		4,648	304	8,058	130	1,066
Loans to third parties and balances with related parties (1)	2,495	(3)	1,703	297	2,366	231	53
Collateral deposits	17		214	318	895	528	435
Prepaid expenses	159		702	198	682	39	451
Advances and loans to employees	12		335	8	285	7	299
Advances to suppliers and custom agents (2)	—		1,691	—	3,147	—	2,224
Receivables with partners in JO	816		1,361	1,118	1,881	612	764
Insurance receivables (4)	—		—	—	808	—	1,068
Miscellaneous	134		1,111	271	402	151	249

	3,924		13,498	2,514	19,452	1,698	7,273
Provision for other doubtful receivables	(15)		(42)	(13)	(39)	(7)	(103)

	3,909		13,456	2,501	19,413	1,691	7,170

(1)	See Note 31 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes the loan granted to Pampa Energía S.A. See Note 3.
(4)	See Note 28.a).

12. TRADE RECEIVABLES

	2016		2015		2014
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties (1)	87	34,729	469	22,959	26	13,037
Provision for doubtful trade receivables	—	(1,084)	—	(848)	(7)	(866)

	87	33,645	469	22,111	19	12,171

(1)	See Note 31 for information about related parties.

Changes in the provision for doubtful trade receivables

	2016		2015		2014
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	—	848	7	866	6	652
Increases charged to expenses	—	197	—	313	—	210
Decreases charged to income	—	(28)	—	(412)	—	(41)
Amounts incurred due to utilization	—	—	(7)	(17)	—	(4)
Translation differences	—	67	—	98	1	49

Amount at end of year	—	1,084	—	848	7	866

13. CASH AND CASH EQUIVALENTS

	2016	2015	2014
Cash	7,922	13,920	6,731
Short-term investments	27	693	1,492
Financial assets at fair value through profit or loss (1)	2,808	774	1,535

	10,757	15,387	9,758

(1)	See Note 6.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2016, 2015 and 2014 are as follows:

	Provision for pending lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions		Total
	Noncurrent		Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2013	5,020		159	764	926	13,220		289	168	22	19,172	1,396

Increases charged to expenses	3,367		24	1,066	—	1,366		3	11	—	5,810	27
Decreases charged to income	(465)		(82)	—	—	—		—	(27)	—	(492)	(82)
Increase from subsidiaries acquisition	20		—	21	2	724		14	—	—	765	16
Increase from JO interest acquisition	—		—	—	—	339		153	—	—	339	153
Amounts incurred due to payments/utilization	(5)		(1,126)	—	(621)	(61)		(136)	(14)	(11)	(80)	(1,894)
Exchange and translation differences, net	930		23	175	81	2,772		48	67	5	3,944	157
Reclassifications and other movements	(1,853)		1,853	(757)	757	(273	)(1)	5 (1)	(11)	11	(2,894)	2,626

Amount as of December 31, 2014	7,014		851	1,269	1,145	18,087		376	194	27	26,564	2,399

Increases charged to expenses	2,062		95	986	—	1.694		—	23	—	4,765	95
Decreases charged to income	(434)		(141)	—	—	(314)		—	—	(13)	(748)	(154)
Amounts incurred due to payments/utilization	—		(374)	—	(1,030)	—		(283)	—	(71)	—	(1,758)
Exchange and translation differences, net	2,383		10	464	186	10,109		159	102	17	13,058	372
Change of interest in JO charged to expenses	—		—	—	—	—		(504)	—	—	—	(504)
Reclassifications and other movements	(650)		(292)	(1,099)	1,099	(2,196	)(1)	681 (1)	(71)	71	(4,016)	1,559

Amount as of December 31, 2015	10,375		149	1,620	1,400	27,380		429	248	31	39,623	2,009

Increases charged to expenses	1,579		335	962	32	3,023		—	97	—	5,661	367
Decreases charged to income	(158)		(258)	—	—	(10)		(77)	(1)	—	(169)	(335)
Amounts incurred due to payments/utilization	9		(239)	—	(869)	(48)		(584)	—	(13)	(39)	(1,705)
Exchange and translation differences, net	1,221		7	159	52	6,245		94	26	3	7,651	156
Deconsolidation of subsidiaries	(2,213)		(11)	(1,351)	(607)	(515)		—	(357)	(34)	(4,436)	(652)
Reclassifications and other movements	(1,608	)(2)	586	(860)	860	1,548	(1)	695 (1)	(13)	13	(933)	2,154

Amount as of December 31, 2016	9,205		569	530	868	37,623		557	—	—	47,358	1,994

(1)	Includes 2,243, (1,281) and (268) from abandonment of hydrocarbon well obligation costs which have counterpart in assets for the years ended December 31, 2016, 2015 and 2014, respectively; (226) from the derecognition for changes in interest in the Magallanes area with counterpart in assets as of December 31, 2015; and (8) of the derecognition of the Puesto Cortadera area with counterpart in assets as of December 31, 2015.
(2)	Includes (950) corresponding to resolutions for contractual claims that were reclassified to Other liabilities and (75) corresponding to tax claims that were reclassified to Taxes payable.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014 14. PROVISIONS (Cont.)

The Group is party to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to change as new information develops and results of the presented evidence is obtained, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Group’s operations are in substantial compliance with laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Group is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Group operates in Argentina, in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of the Argentine Government, in accordance with the contingencies assumed by the Argentine Government for which YPF has the right of indemnity for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other work, including provisional remedial measures, may be required.

14.a) Provision for litigation and contingencies

As of December 31, 2016, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

14.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payments established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

14.a.2) Claims arising from restrictions in the natural gas market

•	“Deliver or Pay” Claims (“DOP”)

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation services. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the “Permanent Additional Injection” mechanism created by this resolution. Through the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, which is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by Secretariat of Energy Resolution No. 599/2007, which modifies the conditions for the imposition of the requirements, depending on whether the producers have signed the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the producers.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

Also, Resolution No. 1410/2010 of the ENARGAS approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (Procedimiento para Solicitudes, Confirmaciones y Control de Gas). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations on natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Secretariat of Energy Resolution No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolutions mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Secretariat of Energy Resolutions No. 599/2007 and 172/2011 and ENARGAS Resolution No. 1410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”). On December 9, 2015, the ENARGAS rejected YPF’s challenge to Resolution No. 1410/2010.

Costs from contractual penalties arising from the failure to deliver natural gas up until December 31, 2016, have been provisioned to the extent that such costs are probable and can be reasonably estimated.

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On June 25, 2008, AESU claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 until June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF of the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified AESU that, having ceased the force majeure conditions pursuant to the contract in force, it would suspend its delivery commitments, due to repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009 AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date, YPF was notified by the ICC of an arbitration process initiated by AESU and SULGAS against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,052 million.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming from YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and SULGAS of the related natural gas export contract. In turn, YPF initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, which requested the full rejection of YPF’s claims and filed a counterclaim against YPF asking the Arbitration Tribunal to require YPF to compensate TGM for all present and future damages suffered by TGM due to the termination of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998, through which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion, and to require AESU and SULGAS (in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or SULGAS) to indemnify all damages caused by such termination to TGM jointly and severally. Additionally, on July 10, 2009, TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

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

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the responsibility of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by SULGAS and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million. On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed an appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Tribunal. On December 16, 2013, the acting prosecutor issued an opinion supporting the jurisdiction of the court.

Besides, on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which was developed in 2014 and 2015 during which the reports of the experts proposed by the parties occurred.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

On October 7, 2014, the Federal Court of Appeals hearing Administrative Litigation matters, besides its jurisdiction in the application of the writ of nullity, ordered the suspension of the court calendar related to the second stage of its arbitration process until a final court decision was rendered on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 8, 2014, the Arbitration Tribunal was served with notice of the decision rendered by the said Federal Court of Appeals and on October 31, 2014, the Arbitration Tribunal determined to suspend the arbitration process until February 2, 2015. On November 5, 2014, YPF was notified of the extraordinary appeal filed by TGM against the resolution of suspension of the court schedule issued by the mentioned Federal Contentious Administrative Tribunal. YPF answered such appeal on November 19, 2014, and on December 30, 2014, the Federal Contentious Administrative Tribunal dismissed the extraordinary appeal filed by TGM. On April 24, 2015, the Arbitration Tribunal resumed the proceedings and invited the parties to consult with each other regarding the continuation of the arbitration and to provide joint or individual report on next steps. YPF notified the Federal Contentious Administrative Tribunal of the decision on April 27, 2015 given that its order to suspend the arbitration proceedings was in effect. On July 2, 2015, the Arbitration Tribunal ordered hearings for the second stage of arbitration to take place on November 16 and 17, 2015. Although the Federal Contentious Administrative Tribunal ordered the suspension of the second stage of the arbitration, the hearings proceeded without the presence of TGM and YPF. On December 4, 2015, YPF presented a document to the Arbitration Tribunal claiming the nullity of the mediation. On December 23, 2015, the Federal Contentious Administrative Tribunal granted the nullity request and vacated the partial arbitral award. On the same date, YPF notified the Arbitration Tribunal of the decision and requested the termination of the arbitration proceeding. On February 3, 2016, TGM filed an extraordinary appeal against the Federal Contentious Administrative Tribunal ruling to the National Supreme Court of Justice (“CSJN”). On February 2, 2016, AESU and SULGAS filed a nullity request against the Federal Contentious Administrative Tribunal ruling, and on February 23, 2016, the Tribunal rejected the request in limine. AESU and SULGAS filed a motion before the CSJN contesting this rejection, which was communicated to YPF on March 31, 2016. On the same date, the Court of Appeals rejected the motion to appeal before the CSJN filed by TGM on February 2, 2016.

In turn, AESU filed a motion to the Uruguayan courts demanding the nullity of the Arbitration Tribunal’s decision ordering the suspension of the arbitration proceedings and a restrictive injunction to prevent YPF from interrupting the development of the arbitration. AESU tried to notify YPF of the various decisions rendered by the Uruguayan courts through letters rogatory, and YPF has objected to such notification and also before the Argentine courts involved therein on the grounds of formal defects in such intended notification and also arguing that Uruguayan courts have no competence to deal with matters of this kind. On July 16, 2015, the Federal Contentious Administrative Tribunal 3 rejected one of the judicial petitions, through which AESU tried to serve the nullity petition of the Arbitration Tribunal that declared the suspension of the arbitration. On September 4, 2015, AESU requested an appeal. On December 23, 2015, the Federal Contentious Administrative Tribunal rejected the appeal and confirmed the resolution of the lower court.

On April 26, 2016, Division IV of the Court denied the motion filed by AESU and SULGAS (which was communicated to YPF on March 31, 2016) and passed a new resolution declaring the nullity and ineffectiveness of all proceedings filed by the parties until then and by the Arbitration Tribunal regarding the second stage of the arbitration, on the basis that they lacked legal grounds. In turn, the resolution reiterates the legal order arising from Section 34, subsection 5, paragraph b, of the Argentine Civil and Commercial Code of Procedures (“CPCCN”), advising the Arbitration Tribunal that it may not issue any resolution regarding the second stage of the arbitration, including a final award of damages, and also advising AESU, SULGAS and TGM that any of their respective acts to that end or any act of the Arbitration Tribunal that might involve them, in violation of the above referred judgment, will be evaluated by the court in the exercise of its powers granted by the CPCCN as process manager (pursuant to section 45 and related sections). In addition, this Division was ordered to notify the Arbitration Tribunal and the International Arbitration Secretary’s Office for the ICC, advising them that the Arbitration Tribunal is not in a position to issue an award in accordance with applicable law.

This resolution was communicated by YPF to the Arbitration Tribunal, the parties and the ICC. On the same date but following this notification, YPF was given notice of the arbitration damages award issued by a majority of the Arbitration Tribunal, whereby the Company was ordered to pay damages of US$ 185 million to AESU for the early termination of the gas export contract in 2009 and on account of the “delivery or pay” penalty, and of US$ 319 million to TGM on account of the amount of its principal invoices, irrevocable contributions and damages for the early termination of the transportation contract.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

On May 2, 2016, YPF filed a writ of nullity with the ICC and the Arbitration Tribunal contesting the arbitration award. On the same date, it also filed a writ of nullity and, in the event the writ of nullity were not accepted, a complaint, before Division IV of the Federal Contentious Administrative Tribunal.

On May 4, 2016, the Arbitration Tribunal passed a resolution indicating that it would refrain from issuing a decision regarding the writ of nullity filed by YPF. Considering this resolution a dismissal of the writ of nullity, on May 5, 2016, YPF filed before Division IV of the Federal Contentious Administrative Tribunal a motion for reconsideration against the decision rendered by the Arbitration Tribunal to deny the writ of nullity filed by the Company.

On September 8, 2016, the CSJN remanded the case to the Tribunal without addressing the complaint proceedings filed by TGM, AESU and SULGAS, mindful of the existence of two extraordinary remedies brought by these parties against the resolution dated April 26, 2016 that declared the nullity and ineffectiveness of the actions performed in arbitration. YPF was notified of these remedies on September 12, 2016 and September 22, 2016 and responded to them on September 26, 2016 and September 30, 2016. The case has been filed with the CSJN and has been transferred to the Office of the National Attorney General.

On May 5, 2016, AESU filed in the jurisdiction of New York, Southern District an action for the acknowledgment and enforcement of the Partial Liability Award issued in 2013. As of the date hereof, YPF has neither been given notice nor has it received a final award of damages.

Likewise, as a result of the legal and commercial complexities of the dispute between YPF, AESU and SULGAS, as well as the existence of litigation rights in different jurisdictions around the world (including the Republic of Argentina, the Republic of Uruguay and the United States of America), on December 30, 2016, these companies executed an agreement under which YPF undertook to pay a total of US$ 60 million for which, without admitting facts or rights, they waived all claims that as of the date they had or could reciprocally have, with the exception, in the case of YPF, of the nullity remedies filed against the arbitral awards that remain in effect. The payment was made on January 10, 2017.

Finally, in relation to the proceedings still in force with TGM, taking into account the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the arbitral award, the Company has accrued its best estimate with respect to the amount of these claims.

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the service and of TGN to render the transportation service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome. As of the date of these financial statements, this complaint has not been resolved.

On March 12, 2010, YPF was notified of a complaint filed by TGN demanding compliance with the contract and payment of unpaid invoices from February 20, 2007 until December 15, 2010 for a total of US$ 64 million.

Additionally, TGN notified YPF of the rescission of its transportation contract as a consequence of YPF’s alleged failure to pay its transportation invoices. YPF has responded to these claims, rejecting them based on the legal impossibility of TGN to render the transportation service and in the termination of the transportation contract determined by YPF and formalized with a complaint initiated before ENARGAS.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

On September 21, 2016, evidence was submitted and the case was opened.

On April 3, 2013, YPF was notified of the complaint for damages brought by TGN, whereby TGN demanded the amount of US$ 142 million from YPF, plus interest and legal fees for the termination of the transportation contract, and notified YPF that the Company had 30 days to file a response. On May 31, 2013, YPF responded to the claim, requesting the dismissal thereof. On April 3, 2014, the evidence production period commenced for a 40-day lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create an exhibit binder. To date the evidence offered by the parties is being produced.

Taking into account the information available to date, the estimated time remaining until the completion of the process and the results of additional evidence presented in the continuation of the litigation, YPF has provisioned its best estimate with respect to the value of these claims.

•	Nación Fideicomisos S.A. (“NAFISA”)

NAFISA initiated a claim against YPF in relation to payments of applicable fees to Fideicomiso Gas I and Fideicomiso Gas II, respectively, for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without resulting in an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction, referring to the connection with the “TGN vs. YPF” trial, the consolidation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility of TGN to provide the transportation services. On the same date, a similar order of consolidation was also submitted in the “TGN vs. YPF” trial. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012, YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, the court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013, YPF submitted an ordinary appeal before the CSJN and on November 27, an extraordinary appeal was lodged, also before the CSJN. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. On September 29, 2015, the CSJN upheld YPF’s appeal and reversed the resolution issued by the Federal Contentious Administrative Court – Division IV – on the grounds that ENARGAS lacks legal capacity to participate in these proceedings as the parties are not subject to the Gas Law.

YPF has provisioned its best estimate with respect to the claim mentioned above.

14.a.3) Claims within the jurisdiction of the National Antitrust Protection Board (Comisión Nacional de la Defensa a la Competencia, or “CNDC”)

The Users and Consumers Association claimed (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. In the response to the claim, YPF requested the application of the statute of limitations since at the date of the extension of the claim, the two-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 and 1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the Secretariat of Energy, to be allocated to the trust fund created by Law No. 26,020.

The judgment dismissed the claim for the items corresponding to the period between 1997 and 2001, considering the dominant position of YPF in the domestic bulk LPG market had not been sufficiently proved. The Company appealed the decision of the lower court.

Finally, the judgment dismissed the complaint against Repsol S.A. as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, the period in which the plaintiffs claim YPF abused its dominant position.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

The Company appealed the judgment, which was admitted with staying effect. The Users and Consumers Association also appealed the judgment and both parties filed their respective appellate briefs, which were contested. On April 4, 2016, the case was advanced to the Court of Appeals.

The updated judgment amount as of the closing date of these financial statements amounts to about 626 plus court costs.

14.a.4) Environmental claims:

•	La Plata

In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right to indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible, or “OPDS”), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/2010 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of Law No. 24,145 of the Privatization of YPF.

In addition to the above, there are other similar claims made by neighbors of the same locale, alleging environmental and other associated damages.

The estimate of the claims for damages discussed above and the cost of the remediation actions, if required, are recorded in those situations where the loss is probable and can be reasonably estimated.

•	Quilmes

Citizens who allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment as compensation for alleged personal damages of 47, plus interest. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an unlawful act that caused the rupture of the polyduct, when YPF was a state-owned company. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending.

On March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government.

On December 18, 2014, the Argentine Government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning (Ministerio de Planificación Federal). On April 27, 2015, the Ministry of Federal Planning filed a written submission opposing the exception to the statute of limitations and lack of capacity to be sued and responded to the subsidiary claim.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

14. PROVISIONS (Cont.)

In addition to the above, YPF has been notified of a similar environmental claim made by residents of the same locale, claiming approximately 209, plus interest, in damages.

Considering the information available as of the date hereof, the estimated time remaining until the completion of the litigation proceedings and the results of additional evidence presented in the litigation proceedings, the Company has provisioned its best estimate with respect to the value of the claims.

•	Other environmental claims

In addition to claims discussed above, the Company has other legal claims against it based on similar arguments. In addition, non-judicial claims have been initiated against YPF based on similar arguments. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence presented during the continuation of the litigation, the Company has provisioned its best estimate for the objective value of the claims.

14.a.5) Tax claims

The Group has received a number of complaints from the Federal Administration of Public Income (Administración Federal de Ingresos Públicos, or “AFIP”) and the provincial and municipal tax authorities that are not individually significant, and for which the corresponding provision has been granted, based on the best estimate according to the information available as of the date of the issuance of these consolidated financial statements.

14.a.6) Other pending litigation

During the normal course of its business dealings, the Group has been sued in numerous legal proceedings in labor, civil and commercial courts. The management of the Company, in consultation with its outside counsel, has established a provision considering the best estimate for these purposes, based on the information available as of the date of issuance of these consolidated financial statements, including legal fees and expenses.

14.b) Provision for environmental expenses and obligations for the abandonment of hydrocarbon wells

Based on the Group’s current remediation plan, the Group has accrued environmental remediation costs where assessments and/or remedies are probable and can reasonably be estimated.

As discussed above, legislative changes, on individual costs and/or technologies may cause a re-evaluation of these estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect future results of operations.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

15. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Current income tax	(734)	517	(7,323)
Deferred income tax	2,159	(25,154)	(5,900)

	1,425	(24,637)	(13,223)

The reconciliation between the charge to income for income tax for the years ended December 31, 2016, 2015 and 2014 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	2016	2015		2014
Net income before income tax	(29,804)	29,063		22,072
Statutory tax rate	35%	35%		35%

Statutory tax rate applied to net income before income tax	10,431	(10,172)		(7,725)
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	(19,543)	(31,200)		(10,064)
Exchange differences	12,237	19,164		5,872
Effect of the valuation of inventories	(1,819)	(2,412)		(1,156)
Income on investments in associates and joint ventures	206	111		195
Miscellaneous	(87)	(128	)(1)	(345)

Income tax expense	1,425	(24,637)		(13,223)

(1)	Includes 301 of tax loss carryforwards originated during previous years.

Breakdown of deferred tax as of December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Deferred tax assets
Provisions and other non-deductible liabilities	3,607	3,093	2,479
Tax losses carryforward and other tax credits	3,837	3,236	222
Miscellaneous	82	83	17

Total deferred tax assets	7,526	6,412	2,718

Deferred tax liabilities
Property, plant and equipment	(45,579)	(45,393)	(19,250)
Miscellaneous	(3,848)	(4,877)	(2,172)

Total deferred tax liabilities	(49,427)	(50,270)	(21,422)

Total deferred tax, net	(41,901)	(43,858)	(18,704	)(1)

(1)	Includes (1,241) arising from the business combination detailed in Note 3.

For fiscal year ended December 31, 2016, the Group estimated a tax loss carryforward of 2,250. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, Management believes that as of December 31, 2016 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2016, Group’s tax loss carryforwards at the statutory tax rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2012	2017	Argentina	76
2013	2018	Argentina	76
2014	2019	Argentina	136
2015	2020	Argentina	2,919
2016	2021	Argentina	630

			3,837

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

15. INCOME TAX (Cont.)

The following deferred tax assets have not been recorded since they do not meet the registration criteria under IFRS:

-	As of December 31, 2016, the Group has not recorded 1,138, which corresponds to tax loss carryforwards from subsidiaries, 1,090 of which mature from 2017 onwards and 48 of which have indeterminate maturity.

-	As of December 31, 2015, the Group has not recorded 4,373, 2,041 of which corresponds to non-recoverable taxable temporary differences and 2,332 of which corresponds to tax loss carryforwards from subsidiaries.

-	As of December 31, 2014, the Group did not record 3,511, 1,953 of which corresponds to non-recoverable taxable temporary differences and 1,558 of which corresponds to tax loss carryforwards from subsidiaries.

As of December 31, 2016, 2015 and 2014, the Group has classified as deferred tax assets for 564, 954 and 244, respectively, and as deferred tax liability 42,465, 44,812 and 18,948, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31 2016, 2015 and 2014, the causes that generate allocations to other comprehensive income, did not create temporary differences for income tax.

16. LOANS

	Interest rate (1)			Maturity	2016				2015			2014
					Non- current		Current		Non- current	Current		Non- current	Current
Argentine pesos:
Negotiable obligations	22.30%	-	34.61%	2017-2024	29,194		4,400		19,280	2,050		10,858	2,329
Loans	23.53%	-	30.49%	2017-2020	2,416	(3)	1,459	(3)	1,224	792		847	637
Account overdraft	24.00%	-	28.00%	2017	—		4,037	(5)	—	4,737	(5)	—	2,466

					31,610		9,896		20,504	7,579		11,705	5,432

Currencies other than the Argentine peso:
Negotiable obligations(2)(4) (6)	1.29%	-	10.00%	2017-2028	86,116		4,360		52,651	9,981		22,472	1,257
Export pre-financing	2.00%	-	7.68%	2017-2018	1,908		6,491		1,039	3,680		—	2,428
Imports financing	4.65%	-	6.68%	2017	—		2,439		—	4,736		—	2,848
Loans(6)	3.50%	-	8.34%	2017-2025	7,934		3,591		3,740	1,841		1,853	1,310

					95,958		16,881		57,430	20,238		24,325	7,843

					127,568		26,777		77,934	27,817		36,030	13,275

(1)	Annual interest rate in force as of December 31, 2016.
(2)	Disclosed net of 672, 1,349 and 252 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of December 31, 2016, 2015 and 2014, respectively.
(3)	Includes loans granted by Banco Nación Argentina. As of December 31, 2016, it includes 2,105; 105 of which accrues interest at a BADLAR variable rate plus a spread of 4 percentage points and 2,000 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. As of December 31, 2015, it includes 460, 210 of which accrues interest at a fixed rate of 15% until December 2015 and then at a variable BADLAR rate plus a margin of 4 percentage points and 250 of which accrues interest at a variable BADLAR rate plus a spread of 4 percentage points with a maximum lending rate of the general portfolio of Banco Nación Argentina. See Note 31.
(4)	Includes 3,253, 9,970 and 7,129 as of December 31, 2016, 2015 and 2014, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.
(5)	Includes 1,440 and 1,926 corresponding to overdrafts granted by Banco Nación Argentina as of December 31, 2016 and 2015, respectively. See Note 31.
(6)	Includes 4,960, 2,575 and 1,136 corresponding to financial loans and negotiable obligations secured by cash flows as of December 31, 2016, 2015 and 2014.

The breakdown of the Group’s borrowings as of the year ended on December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Amount at beginning of the year	105,751	49,305	31,890
Proceed form loans	101,322	55,158	23,949
Payments of loans	(73,286)	(24,090)	(13,320)
Decease of loans for “El Orejano” agreement (2)	—	(2,373)	—
Payments of interest	(16,330)	(6,780)	(5,059)
Accrued interest(1)	16,623	8,342	5,447
Exchange differences and translation, net	20,265	26,189	6,398

Amount at the end of the year	154,345	105,751	49,305

(1)	Includes capitalized financial costs. See Note 8
(2)	See Note 29.b)

On April 29, 2016, the General and Extraordinary Shareholders’ Meeting of YPF approved an increase in the amount of the Global Medium Term Notes (“MTN”) Program of the Company of US$ 2,000 million, totaling a maximum nominal amount at any time outstanding of the Program of US$ 10,000 million or its equivalent in other currencies.

.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014 16. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									2016		2015		2014
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1)(6)	—	Fixed	10.00%	2028	63	4	49	3	62	2
September	2012		$1,200	(2)(4)(6)	Class VIII	—	—	—	—	—	—	—	—	809
October and December	2012	US$	552	(2)(4)(5)(6)(8)	Class X	—	—	2017	—	—	—	7,258	4,690	59
November and December	2012		$2,110	(2)(4)(6)(8)	Class XI	BADLAR plus 4.25%	27.50%	2017	—	260	1,055	1,129	2,110	70
December and March	2012/3		$2,828	(2)(4)(6)(8)	Class XIII	BADLAR plus 4.75%	26.61%	2018	1,414	1,439	2,828	25	2,828	23
April	2013		$2,250	(2)(4)(6)(8)	Class XVII	BADLAR plus 2.25%	26.09%	2020	2,250	101	2,250	91	2,250	89
April	2013	US$	59	(2)(5)(6)	Class XVIII	—	—	—	—	—	—	—	—	502
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	—	1,413	1,156	3	757	2
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	24.16%	2020	1,265	12	1,265	12	1,265	11
July	2013	US$	92	(2)(5)(6)	Class XXII	Fixed	3.50%	2020	576	197	630	162	515	107
October	2013	US$	150	(2)(6)	Class XXIV	Libor plus 7.50%	8.41%	2018	419	570	802	471	825	311
October	2013		$300	(2)(6)	Class XXV	—	—	—	—	—	—	—	—	314
December, February and December	2013/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	13,410	40	11,057	33	4,899	16
April, February and October	2014/5/6	US$	1,522	(2)	Class XXVIII	Fixed	8.75%	2024	24,111	509	17,212	364	8,501	180
March	2014		$500	(2)(6)(8)	Class XXIX	BADLAR	22.30%	2020	500	8	500	7	500	7
March	2014		$379	(2)(6)	Class XXX	—	—	—	—	—	—	—	—	384
June	2014		$201	(2)(6)	Class XXXI	—	—	—	—	—	—	—	—	205
June	2014		$465	(2)(6)	Class XXXII	—	—	2016	—	—	—	157	155	316
June	2014	US$	66	(2)(5)(6)	Class XXXIII	Fixed	2.00%	2017	—	350	287	574	563	1
September	2014		$1,000	(2)(6)(8)	Class XXXIV	BADLAR plus 0.1%	28.18%	2024	1,000	76	1,000	56	1,000	54
September	2014		$750	(2)(4)(6)	Class XXXV	BADLAR plus 3.5%	31.58%	2019	750	64	750	49	750	47
February	2015		$950	(2)(6)(8)	Class XXXVI	BADLAR plus 4.74%	33.51%	2020	950	126	950	95	—	—
February	2015		$250	(2)(6)(7)	Class XXXVII	BADLAR plus 3.49%	26.89%	2017	—	260	250	9	—	—
April	2015		$935	(2)(4)(6)	Class XXXVIII	BADLAR plus 4.75%	32.24%	2020	935	69	935	55	—	—
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	23,617	853	19,369	1,111	—	—
July	2015		$500	(2)(6)	Class XL	BADLAR plus 3.49%	27.95%	2017	—	529	500	26	—	—
September	2015		$1,900	(2)(8)	Class XLI	BADLAR	28.08%	2020	1,900	145	1,900	112	—	—
September	2015		$1,697	(2)(4)	Class XLII	BADLAR plus 4%	32.08%	2020	1,697	148	1,697	119	—	—
October	2015		$2,000	(2)(8)	Class XLIII	BADLAR	26.98%	2023	2,000	106	2,000	83	—	—
December	2015		$1,400	(2)	Class XLIV	BADLAR plus 4.75%	26.93%	2018	1,400	23	1,400	25	—	—
March	2016		$150	(2)	Class XLV	BADLAR plus 4%	26.42%	2017	—	153	—	—	—	—
March	2016		$1,350	(2)(4)	Class XLVI	BADLAR plus 6%	34.61%	2021	1,350	152	—	—	—	—
March	2016	US$	1,000	(2)	Class XLVII	Fixed	8.50%	2021	15,840	367	—	—	—	—
April	2016	US$	46	(2)(5)	Class XLVIII	Fixed	8.25%	2020	726	12	—	—	—	—
Abril	2016		$535	(2)	Class XLlX	BADLAR plus 6%	30.43%	2020	535	33	—	—	—	—
July	2016		$11,248	(2)(9)	Class L	BADLAR plus 4%	26.33%	2020	11,248	696	—	—	—	—
September	2016	CHF	300	(2)	Class Ll	Fixed	3.75%	2019	4,673	45	—	—	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	2,461	—	1,906	2	1,186	1
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	220	—	183	—	120	—
Gas Argentino
March	2013	US$	57		Series A-L	—	—	—	—	—	—	—	347	76
March	2013	US$	1		Series A-U	—	—	—	—	—	—	—	7	—
									115,310	8,760	71,931	12,031	33,330	3,586

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of December 31, 2016.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the expiration of twelve months since the date of issuance and liquidation at a fixed nominal annual rate of 25.75%; and from such date and until the maturity date of the negotiable interests at a BADLAR variable nominal annual interest rate plus 3.49%.
(8)	Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau .
(9)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

17. OTHER LIABILITIES

	2016		2015		2014
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Investments in associates and joint ventures with negative equity(1)	—	—	—	1	—	2
Extension of concessions	336	508	340	412	332	884
Maxus Entities’ agreements(2)	—	2,932	—	—	—	—
Liabilities for contractual claims	—	950	—	—	—	—

	336	4,390	340	413	332	886

(1)	See Note 9.
(2)	See Note 27.

18. ACCOUNTS PAYABLE

	2016			2015		2014
	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	2,145	(2)	40,667	204	38,704	66	28,522
Guarantee deposits	13		482	8	467	—	418
Payables with partners of JO	—		9	—	78	—	—
Miscellaneous	29		437	73	317	168	580

	2,187		41,595	285	39,566	234	29,520

(1)	For more information about related parties, see Note 30.
(2)	Includes debt with Petrobras Energía Argentina S.A. See Note 3.

19. REVENUES

	2016	2015	2014
Sales (1)	216,644	159,387	147,020
Production incentive program (2)	—	1,988	—
Revenues from construction contracts	778	455	419
Turnover tax	(7,322)	(5,694)	(5,497)

	210,100	156,136	141,942

(1)	Includes 16,757, 12,345 and 7,762 for the year ended on December 2016, 2015 and 2014, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution No. 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 31.
(2)	See Note 31.

20. COSTS

	2016	2015	2014
Inventories at beginning of year	19,258	13,001	9,881
Purchases for the year	48,760	33,886	35,951
Production costs(1)	127,075	85,550	68,840
Translation effect	4,031	6,358	2,821
Inventories at end of year	(21,820)	(19,258)	(13,001)

	177,304	119,537	104,492

(1)	See Note 21.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

21. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2016, 2015 and 2014:

	2016
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	10,228	2,642		1,615	288	14,773
Fees and compensation for services	1,037	1,686	(2)	436	53	3,212
Other personnel expenses	2,773	347		140	39	3,299
Taxes, charges and contributions(1)	1,861	382		3,399	—	5,642
Royalties, easements and canons	17,114	—		25	39	17,178
Insurance	1,037	41		89	—	1,167
Rental of real estate and equipment	5,097	32		505	2	5,636
Survey expenses	—	—		—	501	501
Depreciation of property, plant and equipment	43,077	714		961	—	44,752
Amortization of intangible assets	499	186		32	—	717
Industrial inputs, consumable materials and supplies	5,732	33		76	18	5,859
Operation services and other service contracts	10,494	242		713	125	11,574
Preservation, repair and maintenance	16,710	343		338	32	17,423
Unproductive exploratory drillings	—	—		—	2,050	2,050
Transportation, products and charges	6,952	9		4,964	—	11,925
Provision for doubtful trade receivables	—	—		169	—	169
Publicity and advertising expenses	—	344		855	—	1,199
Fuel, gas, energy and miscellaneous	4,464	125		895	8	5,492

	127,075	7,126		15,212	3,155	152,568

(1)	Includes approximately 1,317 corresponding to export withholdings.
(2)	Includes 126 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2016, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2015 of 140 and to approve as fees on account for such fees and remunerations for the fiscal year 2016, the approximate sum of 127.
(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 400.

	2015
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	7,566	2,065		1,207	224	11,062
Fees and compensation for services	775	1,378	(2)	280	24	2,457
Other personnel expenses	2,303	277		121	42	2,743
Taxes, charges and contributions(1)	1,144	259		2,885	—	4,288
Royalties, easements and canons	11,932	—		17	28	11,977
Insurance	831	38		56	—	925
Rental of real estate and equipment	3,360	33		394	2	3,789
Survey expenses	—	—		—	504	504
Depreciation of property, plant and equipment	25,706	382		597	—	26,685
Amortization of intangible assets	185	117		21	—	323
Industrial inputs, consumable materials and supplies	3,801	27		88	5	3,921
Operation services and other service contracts	6,261	237		546	—	7,044
Preservation, repair and maintenance	14,231	248		322	24	14,825
Unproductive exploratory drillings	—	—		—	1,425	1,425
Transportation, products and charges	4,796	25		3,756	—	8,577
Provision for doubtful trade receivables	—	—		(99)	—	(99)
Publicity and advertising expenses	—	395		292	—	687
Fuel, gas, energy and miscellaneous	2,659	105		616	195	3,575

	85,550	5,586		11,099	2,473	104,708

(1)	Includes approximately 1,220 corresponding to export withholdings.
(2)	Includes 140 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2015, the General and Extraordinary Shareholders’ Meetings of YPF resolved to ratify the fees corresponding to fiscal year 2014 for 123 and to approve as fees on account for such fees and remunerations for the fiscal year 2015 the approximate sum of 146.
(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 270.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

21. EXPENSES BY NATURE (Cont.)

	2014
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	5,341	1,602		911	177	8,031
Fees and compensation for services	554	1,150	(2)	226	10	1,940
Other personnel expenses	1,622	226		94	44	1,986
Taxes, charges and contributions(1)	2,260	92		3,308	—	5,660
Royalties, easements and canons	9,503	—		18	23	9,544
Insurance	705	22		65	—	792
Rental of real estate and equipment	2,630	24		296	—	2,950
Survey expenses	—	—		—	251	251
Depreciation of property, plant and equipment	19,201	282		453	—	19,936
Amortization of intangible assets	140	134		16	179	469
Industrial inputs, consumable materials and supplies	3,415	38		61	8	3,522
Operation services and other service contracts	5,297	178		432	1	5,908
Preservation, repair and maintenance	11,322	200		271	19	11,812
Unproductive exploratory drillings	—	—		—	1,265	1,265
Transportation, products and charges	3,874	6		3,001	—	6,881
Provision for doubtful trade receivables	—	—		169	—	169
Publicity and advertising expenses	—	451		259	—	710
Fuel, gas, energy and miscellaneous	2,976	125		534	57	3,692

	68,840	4,530		10,114	2,034	85,518

(1)	Includes approximately 1,775 corresponding to export withholdings.
(2)	Includes 121 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2014, the General and Extraordinary Shareholders’ Meeting of YPF resolved to approve as fees on account of such fees and remunerations for the fiscal year 2014, the approximate sum of 123.
(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 215.

22. OTHER OPERATING RESULTS, NET

	2016	2015	2014
Lawsuits	(1,253)	(1,188)	(2,034)
Results from deconsolidation of subsidiaries (1)	1,528	—	—
Temporary economic assistance (2)	759	711	—
Income from extension of concession agreements with partners of JO	1,407	—	428
Construction incentive (3)	422	621	233
Insurance (4)	—	371	—
Miscellaneous	531	1,167	343

	3,394	1,682	(1,030)

(1)	See Note 27.b).
(2)	Corresponds to the temporary economic assistance received by Metrogas. See Note 31.
(3)	Corresponds to the incentive for Argentine manufacturers of capital goods received by AESA. See Note 31.
(4)	See Note 28.a).

23. FINANCIAL RESULTS, NET

	2016	2015	2014
Financial income
Interest income	1,472	1,638	1,029
Exchange differences	15,287	25,625	10,272

Total financial income	16,759	27,263	11,301

Financial loss
Interest loss	(18,109)	(8,618)	(5,456)
Financial accretion	(3,159)	(1,987)	(1,880)
Exchange differences	(3,676)	(5,411)	(2,490)

Total financial costs	(24,944)	(16,016)	(9,826)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,826	446	297
Gains on derivative financial instruments	213	464	—

Total other financial results	2,039	910	297

Other financial results, net	(6,146)	12,157	1,772

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

24. INVESTMENTS IN JOINT OPERATIONS

The Group participates in JO and other agreements which give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production JO and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of December 31 2016, 2015 and 2014, and expenses for the three fiscal years ended on December 31, 2016, 2015 and 2014 of the JO and other agreements are as follows:

	2016	2015	2014
Noncurrent assets	63,145	47,322	22,439
Current assets	2,602	944	1,295

Total assets	65,747	48,266	23,734

Noncurrent liabilities	5,946	4,593	3,129
Current liabilities	6,293	6,391	4,641

Total liabilities	12,239	10,984	7,770

	2016	2015	2014
Production Cost	21,624	12,959	9,047
Exploration expenses	849	395	672

As of December 31, 2016, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada Pichana	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Llancanelo	Mendoza	61.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina S.A.
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Ramos	Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego	Tierra del Fuego	100.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%	YPF
Zampal Oeste	Mendoza	70.00%	YPF
Narambuena	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
El Orejano	Neuquén	50.00%	YPF
Aguada de la Arena	Neuquén	80.00%	YPF

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

25. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2016, is 3,923 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31 2016, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

According to reports by Repsol to the BCBA dated May 7, 2014, Repsol sold to Morgan Stanley & Co. LLC and 11.86% of the capital stock of YPF, represented by 46,648,538 ordinary shares Class D, ceasing to be a shareholder of the company after such transaction.

On April 29, 2016, the General and Extraordinary General Shareholders’ Meeting was held, which approved the financial statements of YPF for the fiscal year ended December 31, 2015 and, in addition, adopted the following resolution in relation to the distribution of profits: a) to allocate the sum of 50 to a reserve fund for the purchase of own shares, in accordance with what is mentioned in the “Bonus and Incentive Plans” section of the Annual Report, for the purpose of granting the Board of Directors the possibility of acquiring its own shares at the time they deem appropriate, and to fulfill, during the execution of the plans, the commitments made and to be made by them in the future; b) to allocate the sum of 3,640 to create a reserve fund for investments under the terms of section 70, third paragraph of the LGS; and c) to allocate the sum of 889 to create a reserve fund for the payment of dividends, authorizing the Board of Directors to determine the time of payment within a term that may not exceed the closing date of this fiscal year. On June 9, 2016, the Company’s Board of Directors resolved to pay a dividend of 2.26 per share amounting to the sum of 889, which was made available to shareholders on July 7, 2016.

26. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2016	2015	2014
Net income	(28,237)	4,579	9,002
Average number of shares outstanding	391,497,615	392,101,191	392,136,465
Basic and diluted earnings per share	(72.13)	11.68	22.95

Basic and diluted earnings per share are calculated as shown in Note 2.b.13).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES

27.a) Legal proceedings

27.a.1) Introduction

Laws and regulations relating to health and environmental quality in the United States of America affect the majority of the operations of (a) Maxus Energy Corporation (“Maxus”) and its subsidiaries Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company and (b) Tierra Solutions Inc. (“TS”) (collectively, the “Maxus Entities” or “Debtors”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations. However, upon the Debtors filing voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), actions to collect a monetary claim for such liabilities against the Debtors were generally stayed.

Maxus and TS could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary with respect to the health and environmental regulations mentioned in the previous paragraph; the sole shareholder of both companies is YPF Holdings. Nevertheless, this circumstance must be analyzed in the context of the limitations indicated below.

27.a.2) Reorganization Process under Chapter 11 of the Bankruptcy Code of the United States (hereafter, “Chapter 11”)

On June 17, 2016, voluntary petitions under Chapter 11 of the Bankruptcy Code were filed with the United States Bankruptcy Court of the District of Delaware (hereafter, the “Bankruptcy Court”) by the Debtors, subsidiaries of YPF Holdings.

The Debtors’ businesses are divided into three areas: (a) management of interests related to the exploitation of hydrocarbons carried out by Maxus and its subsidiaries; (b) management of remediation activities carried out by Tierra Solutions Inc.; and (c) management of benefits of former employees who are currently retired.

Prior to the Debtors’ bankruptcy filing, the Debtors entered into an agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings, CLH Holdings Inc., YPF International and YPF Services USA Corp (jointly, the “YPF Entities”), subject to Bankruptcy Court Approval, to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.

The Agreement provides: i) the granting of a loan by YPF Holdings for an amount of up to US$ 63.1 million (the “DIP Loan”) to finance the Debtors’ activities during a year-long bankruptcy case, and ii) a payment of US$ 130 million to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Debtors have or might have against the YPF Entities.

The first hearing corresponding to the filing under Chapter 11 (the “Filing”) took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions regarding their day-to-day operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees. The case is pending before United States Bankruptcy Judge Christopher S. Sontchi.

On August 19, 2016, the Judge approved the DIP Loan.

On August 29, 2016, pursuant to the terms of the DIP Loan and the Agreement, the Debtors filed with the Bankruptcy Court a motion for the entry of an order approving the Agreement.

On December 29, 2016, the Debtors filed with the Bankruptcy Court a proposed Chapter 11 Plan of Liquidation (the “Plan”) and Disclosure Statement. The Plan is structured around the US$ 130 million Settlement Payment under the Agreement. The Plan (as filed) provides that if the Agreement is approved, portions of the US$ 130 million Settlement Payment will be deposited into (i) a liquidating trust for distribution to creditors and (ii) an Environmental Response Trust for use in remediation. Besides, if the Agreement is approved, the Debtors’ Plan would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, will be settled and released in exchange for the US$ 130 million Settlement Payment.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

The Plan, however, provides for certain contingencies in the event that the Bankruptcy Court does not approve the Agreement. In that scenario, the Debtors’ claims against YPF Entities, including the alter-ego claims or piercing the corporate veil, will be transferred into a liquidating trust, which would likely pursue those claims for the creditors’ benefit. The Plan and Disclosure Statement are subject to negotiation by all interested parties.

By filing the Plan, the Debtors received an extension to March 18, 2017 of their exclusive right to file a Chapter 11 plan; no creditor or other third party can file a competing Chapter 11 plan during this “exclusivity period.” A hearing for the Bankruptcy Court to consider whether to approve the Agreement is scheduled for April 17, 2017, and a hearing to consider confirming the Debtors’ Plan will be held thereafter.

The case is currently in the discovery period (pre-trial procedure in which each party obtains evidence from the other party).

Subject to certain exceptions under the Bankruptcy Code, effective as of the date of the filing of the Chapter 11 petitions with the Bankruptcy Court, most decisions, as well as the issues related to creditors’ claims and actions for the collection of their claims that arose prior to the filing date are automatically stayed (among others, those corresponding to claims against the Maxus Entities at the local court of New Jersey related to the Passaic River litigation, which are explained under 27.a.4.i).

27.a.3) Background of Maxus and TS

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

The indemnity obligation discussed in the previous paragraph and other liabilities described under 27.a.4) determined that Maxus, TS and other related companies submit a reorganization petition under the Bankruptcy Code.

27.a.4) Maxus and TS Matters

The following are the alleged liabilities borne by the Debtors in their reorganization petition, updated up to the date of filing, the date on which YPF Holdings ceased to have control over the relevant activities of the Debtors (see Note 27.b).

27.a.4.i) Environmental administrative issues relating to the lower 8 miles of the Passaic River

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

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

The 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC is the subject of an RI/FS that was anticipated to be completed in 2016, following which the EPA will propose a remedy and notice it for public comment. This 17 mile area includes the lower 8.3 miles of the Passaic River discussed below in the context of a separate Focused Feasibility Study and Record of Decision by the EPA. In March 2016, the EPA stated that it cannot predict with precision the timing for completion of the 17-mile RI/FS, and suggested that selection of a remedy for the 17-mile LPRSA likely will not occur before 2017.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first half of 2011, Maxus and TS signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, TS submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. TS estimated, as of December 31, 2015, that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work plan).

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

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by TS under the 2004 AOC. TS proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to TS’s proposal. However, Maxus lacked sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

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

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including TS and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

•	Removal Action Next to Lister Avenue Site

During June 2008, the EPA, Occidental, and TS entered into an AOC (“Removal AOC from 2008”), pursuant to which TS (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after confirming with the EPA certain development aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

The Focused Feasibility Study (“FFS”) published on April 11, 2014 provides that phase two of the removal action contemplated by the Removal AOC shall be implemented in a manner consistent with the FFS. By letter of September 18, 2014, the EPA requested that TS submit a work plan to conduct additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016.

•	Feasibility Study for the environmental remediation of the lower 8.3 miles of the Passaic River– Record of Decision (“ROD”)

On June 2007, the EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in approximately the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping.

On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The EPA submitted this draft for consideration for a period of public comments starting on April 21, 2014, after two extensions, the process ended on August 20, 2014.

The FFS 2014 contains the four remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative which consists of: (i) no action; (ii) deep dredging of 9.7 million cubic yards; (iii) capping and dredging of 4.3 million cubic yards and placing of an engineering cap (a physical barrier mainly built with sand and stone); and (iv) focused capping and dredging targeting approximately one million cubic yards.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

As to the administrative environmental issues related to the lower 8.3 miles of the Passaic River, on March 4, 2016, the EPA issued the Record of Decision (“ROD”) for the lower 8.3 miles of the Passaic River, which is a part of the Diamond Alkali Superfund Site—Essex and Hudson Counties, New Jersey. The ROD selects the so-called Alternative 3 as the remedy for the removal of contaminated sediments with an estimated cost of US$ 1,382 million (net present value at a 7% rate).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments will be transported to disposal sites outside the state. The EPA estimates the whole project will take approximately 11 years, including one year for negotiations among potentially responsible parties, three to four years for project design and six years for its implementation.

On March 31, 2016, the EPA notified all potentially responsible parties, including Occidental Chemical Corporation (“OCC”), of the liabilities relating to the 8.3 mile area of the Passaic River relating to the ROD. In the same notice the EPA stated that it expected OCC (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to OCC, Maxus and TS on April 26, 2016.

As of the date of the Maxus Entities’ bankruptcy filing, OCC, Maxus and TS were holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of the EPA’s proposed remediation plan, taking into account that the ROD has identified over one hundred potentially responsible parties and eight contaminants of concern, many of which have not been generated at the Lister Site. As of such date, Maxus was evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters.

•	Conclusion

Based on (a) the uncertainties identified by the Company as of June 17, 2016, including but not limited to (i) the extraordinary volume of materials for which sediment treatment technologies have not been built or operated in United States on a scale similar to the necessary capacity that could be required for this project; (ii) the results of the discoveries and/or tests to be produced; (iii) the amount and diversity of pollutants identified in the ROD (furans, PBCs, mercury, DDT, dieldrin, copper, lead, polycyclic aromatic hydrocarbons and certain types of dioxins and DDT that were not produced at the Lister site), many of which were never related to the Lister site and/or have been generated by other potentially liable parties; (iv) the number and diversity of potentially liable parties (the EPA has identified more than 100 potentially liable parties); (v) the final allocation of removal and remediation costs; (b) consultation with local and external legal advisors; (c) the amounts previously incurred and recorded by YPF Holdings in the area covered by the ROD, and (d) the limitation on liability that could be incurred by YPF as an indirect controlling shareholder of Maxus, no additional provisions have been recorded as of June 17, 2016.

27.a.4.ii) Environmental administrative issues relating to the lower 17 miles of the “Passaic River” – feasibility study

•	Feasibility study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17 mile section of the Passaic River, from the mouth at Newark Bay to the Dundee Dam, is the subject of the RI/FS contemplated in AOC 2007, with completion was expected for 2015, after which EPA would choose a remediation action that will be made public in order to receive comments.

The CPG submitted the Draft RI/FS for the lower 17 miles of the Passaic River during the first half of 2015. Separate sections were submitted over a nine-month period from February to October 2015. The CPG draft offers potential alternatives of remediation, which comprises the lower 8 miles of the Passaic River. The EPA may or may not consider this report.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

27.a.4.iii) Other environmental proceedings

Other matters relating to the eventual liability of Maxus and TS include liabilities arising from: (a) a ferrous chromate processing plant in Kearny, New Jersey; (B) the Standard Chlorine Chemical Company Superfund Site; (C) a ferrous chromate processing plant in Painesville, Ohio; (D) certain removals of contaminants located in Greens Bayou; (D) the Milwaukee Solvay Coke & Gas site located in Milwaukee, Wisconsin; (E) the Black Leaf Chemical Site, Tuscaloosa Site, Malone Services Site and Central Chemical Company Superfund Site (Hagerstown, Maryland); (F) the remediation action in “Mile 10.9”.

27.a.5) Trial for the Passaic River

In relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005, the DEP sued YPF, YPF Holdings, TS, Maxus and several companies, besides Occidental. The DEP sought remediation of natural resources damages and punitive damages and other matters. The defendants made responsive pleadings and filings.

In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery.

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

In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials (“Tracks”) which totaled nine Tracks considered individual trials. Phase one would determine liability and phase two would determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damage claimed by Occidental and the State of New Jersey; (b) sub-stages IV to VII (Tracks IV to VII) correspond to liability for alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (c) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (d) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and fraudulent conveyance).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. The respective Boards of Directors of YPF, YPF Holdings, Maxus and TS approved the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of up to US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the Agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which Judge Lombardi rejected Occidental’s claims and approved the Agreement. On January 24, 2014, Occidental appealed the approval of the Agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision approving the Agreement, which was dismissed. Later, on April 11, 2014 Occidental notified the parties that it would not seek an additional revision of Judge Lombardi’s decision approving the Agreement.

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

On January 5, 2015, Maxus received a letter from Occidental requesting Maxus to indemnify Occidental for all the payments that Occidental agreed to pay to the State. Formerly, in 2011 the Court held that Maxus had the contractual obligation to indemnify and hold Occidental harmless from any liability under the New Jersey Spill Compensation and Control Act resulting from contaminants dumped in or from the Lister Avenue site owned by a company bought by Occidental, and with which it merged in 1986. Maxus holds that both the existence and the amount of such obligation to indemnify Occidental for the payments made to the State under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

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

Also, Repsol countersued Occidental alleging that the US$ 65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Chemicals, for which Occidental is liable under the share purchase agreement of 1986 or (b) Occidental’s individual conduct.

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

The motion sought to establish that Maxus is liable for all obligations at the Lister Site, regardless of any actions taken by OCC (including the period of time that the OCC operated Lister Site). Therefore, the Special Master’s Recommendation on OCC’s motion against Maxus recommended to grant the motion on the grounds that (i) the language of the SPA was not ambiguous and required Maxus to indemnify OCC for its own conduct at the Lister Site and (ii) OCC was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the US$ 190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

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

(c) Repsol filed for early summary judgment against OCC to dismiss OCC’s cross-claims: i) to the extent that OCC’s claims are based on prescribed claims for fraudulent transfers; ii) on the grounds that OCC cannot prove that it has suffered damages due to a failure to perform an agreement; iii) on the grounds that OCC cannot prove that Repsol has caused any damage even if a non-performance occurred, because OCC has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and iv) on the grounds that OCC has failed to pierce the corporate veil between YPF and Repsol.

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

(e) Finally, related to the claims that OCC sought to add against YPF and Repsol for tortious interference with OCC’s contractual rights under the Stock Purchase Agreement of 1986 (between Maxus and OCC), the Special Master recommended that the motion be denied on the grounds that OCC improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the Special Master’s Recommendations by February 16, 2016.

On April 5, 2016, the judge denied the motions and adopted the Special Master’s Recommendations in their entirety. On February 18, 2016, YPF sought leave from the Special Master to file additional motions for summary judgment on the grounds that Occidental cannot demonstrate as a matter of law that during the Repsol Era (1) YPF asserted any domination or control over Maxus that was the nexus of any injustice suffered by Occidental; (2) Occidental was harmed by any action taken by YPF with respect to Maxus; and (3) YPF benefited at Occidental’s expense from the alleged harm caused by Repsol. Repsol and Occidental each sought leave to file additional motions for summary judgment. Repsol sought leave to recover from Occidental the US$ 65 million payment made by Repsol to the State of New Jersey under the 2013 Agreement. Occidental sought leave to recover against Maxus the US$ 65 million payment if Repsol is successful in its motion for summary judgment against Occidental. On March 7, 2016, the Special Master denied each of the parties’ requests to file additional motions, while ruling that the parties could raise the factual issues raised in the motions at the time of trial as motions in limine.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

On April 25, 2016, the parties moved to request permission to file interlocutory appeals and a stay of the litigation during the appellate proceedings. Maxus filed a motion requesting permission to appeal the ruling granting summary judgment to OCC against Maxus, which held that Maxus is liable under the stock purchase and sale agreement for all obligations under, or arising from, the Lister Site, even if attributable to OCC’s own acts. YPF filed a motion requesting permission to appeal the ruling denying its motion for summary judgment seeking a decision indicating that OCC may not use allegedly fraudulent transfers which are barred by the statute of repose as a basis for its alter ego claims against YPF. OCC filed only one motion, appealing the ruling that granted Repsol its motion for summary judgment, whereby all claims against Repsol were dismissed. OCC did not appeal the rulings that (a) denied OCC’s motion to file additional cross claims; (b) denied OCC’s motion for a declaratory judgment regarding future costs; and (c) denied OCC’s motion for summary judgment seeking a dismissal of Repsol’s Spill Act contribution claim against OCC (all of the foregoing without prejudice to reserving the right to file post-trial motions of appeal on these issues). On May 24, 2016, the Superior Court of New Jersey - Appellate Division denied all interlocutory appeals.

On April 5, 2016, the Superior Court issued Case Management Order XXVIII establishing the trial date as June 20, 2016, and requiring that all pre-trial motions be filed with the Special Master by May 4, 2016.

However, all litigation against Maxus and YPF has been stayed upon Maxus’ filing under Chapter 11 of the Bankruptcy Code, which is discussed above.

On June 20, 2016, Occidental filed a Notice of Removal of Claims in the United States Bankruptcy Court for the District of New Jersey (the “New Jersey Bankruptcy Court”), removing the Passaic River Litigation from the New Jersey Superior Court to the New Jersey Bankruptcy Court. On June 21, 2016, Occidental filed a motion to transfer venue of the remaining claims in the Passaic River Litigation from the New Jersey Bankruptcy Court to the Delaware Bankruptcy Court. On June 28, 2016, the New Jersey Bankruptcy Court granted Occidental’s motion to transfer venue.

On July 20, 2016, Repsol filed a motion with the Delaware Bankruptcy Court to have its cross-claims seeking environmental contribution from Occidental under the Spill Act to be remanded to the New Jersey Superior Court. On November 15, 2016, the Bankruptcy Court granted Repsol’s motion to remand. On November 29, 2016, Occidental filed a motion for clarification or, in the alternative, for reconsideration of the Bankruptcy Court’s Order granting Repsol’s motion to remand. At a hearing on January 25, 2017, the Delaware Bankruptcy Court denied Occidental’s motion and allowed Repsol’s cross-claims to go forward in the New Jersey Superior Court.

•	Conclusion

As at December 31, 2015, an accrual for all matters related to the “Environmental Issues relating to Lister site and Passaic River” discussed above, was recorded for a total amount of 2,665 comprising the cost of studies, the most reasonable estimation of expenses that Maxus may incur for remedial activities, taking into account the impossibility of reasonably estimating a loss or loss range related to the eventual aforementioned FFS costs, considering the studies performed by TS, and the estimated costs corresponding to the Removal Agreement from 2008, as well as other matters related to Passaic River and Newark Bay. This includes the aforementioned associated legal matters. However, other potentially works may be required, including remedial measures additional to or different from those taken into account. Additionally, the development of new information, the imposition of penalties or remedial actions, or the outcome of negotiations related to the mentioned matters differing from the scenarios assessed by Maxus may result in a need by this company to incur additional costs higher than the current allowance amount accrued.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

Considering the information available to Maxus as of December 31, 2015; the results of studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the removal costs; and considering the opinion of our internal and external legal advisors, the Management of the Company has not accrued additional amounts other than those mentioned above and that could emerge as a result of the conclusion of the aforementioned issues and consequently to be reasonably estimated.

27.b) Accounting matters

In connection with the petition that the Maxus Entities filed with the Bankruptcy Court on June 17, 2016, as described in detail in part a) of this Note, the Management of the Company considers this an event that requires reconsideration of whether the consolidation of such entities remains appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintains control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the Financial Accounting Standards Board, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under Chapter 11.

Generally, when an entity files a petition under Chapter 11, shareholders do not generally maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under Chapter 11 has relevant effects on the rights that YPF Holdings has as a shareholder of these entities, because creditors generally replace the shareholders in their legal capacity to file derivative suits against the directors on behalf of the entities for breach of the Debtors’ fiduciary obligations, since the creditors would be the main beneficiaries in any increase in value of these entities. However, it should be noted that YPF Holdings retains its right to designate directors of the Debtors through Shareholders’ Meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases also affect the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities has become a “Debtor in Possession” and, in accordance with the Bankruptcy Code, remains in possession of its property and, subject to certain limitations, is authorized to carry out its normal operations, unless the Bankruptcy Court orders otherwise. Nevertheless, during the Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any transaction “outside the ordinary course of business” of the Debtors, such as the sale of a significant asset, the expansion of a line of business involving the use of significant funds (or the commitment to do so), or the provision of loans or other types of financing, shall be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

As a result, due to the Chapter 11 filing, YPF Holdings is not empowered to unilaterally make decisions, which could significantly affect the Debtors’ businesses, both operationally and economically. Likewise, the Debtors are required to seek the approval of the Bankruptcy Court for typical commercial activities, if such activities could have a significant effect on their operations or on any of their stakeholders.

In view of the foregoing, the Management of the Company understands that, despite continuing to hold 100% of the ownership interest in the Maxus Entities, YPF Holdings is no longer able to exercise its power over such entities to significantly influence the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and, therefore, has deconsolidated its investments in the Maxus Entities as of June 17, 2016.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

27. DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

According to ASC 810, this loss of control may involve a gain or loss for the controlling company, since the controlling company must reconcile its non-controlling interest at fair value after deconsolidating the assets and liabilities of the entities. The obligations related to the reorganization process undertaken as described in part a) of this Note have also been considered for purposes of this calculation. As a result, the Group has recorded a gain of 1,528 in “Other operating results, net”.

As a result of the deconsolidation, the consolidated statement of financial position as of December 31, 2016 is not comparable to that issued as of December 31, 2015. As of December 31, 2015, the following asset and liability balances were consolidated in relation to the Maxus Entities:

Item	Balances of the Debtors as of December 31, 2015
Noncurrent assets	732
Current assets	416
Total assets	1,148
Noncurrent liabilities	3,966
Current liabilities	669
Total liabilities	4,635
Total liabilities and shareholders’ equity	1,148

In addition, the statement of comprehensive income and cash flow statement as of December 31, 2016 are not comparable with those issued as of December 31, 2015. As of December 31, 2015, the following results and cash flows were consolidated in relation to the Maxus Entities:

Item	Results of the Debtors as of December 31, 2015
Income	197
Costs	(287)
Gross profit (loss)	(90)
Operating profit (loss)	(555)
Financial results, net	(15)
Net results	(570)
Other comprehensive income (loss)	(2)
Total comprehensive income (loss)	(572)

Item	Cash Flow of the Debtors as of December 31, 2015
Net cash flow used in operating activities	(186)
Net cash flow used in investments	(85)
Net cash flow provided by financing activities	—
Net decrease in cash and cash equivalents	(271)

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

28. CONTINGENT ASSETS AND LIABILITIES

28.a) Contingent assets

•	Cerro Divisadero

On March 21, 2014 a fire incident damaged the facilities of Crude Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometers south from Malargüe city. In the mentioned facilities located in North Malargüe and South Malargüe, crude oil production was treated. As a consequence of the incident, the facilities were almost completely unusable with the corresponding production loss.

The pertinent insurers/reinsurers were notified of the event and after analyzing various technological options, in November 2015, all liquidated claims were settled for US$ 122.5 million, of which US$ 45.3 million corresponded to material damages and US$ 77.2 million corresponded to loss of production, taking into account a US$ 60 million advance.

In 2015, the Group recorded a gain of 1,165 in the consolidated statements of comprehensive income under “Other operating results, net” and “Costs” in accordance with the nature of the claim (material damage and loss of production, respectively).

In 2016, the Group received a second and final payment of US$ 62.5 million.

•	La Plata Refinery

On April 2, 2013, YPF’s facilities at the La Plata refinery were struck by unprecedented severe weather, which led to a fire that caused damage to the Coke A and Topping C units in the refinery. In operational terms, the incident temporarily affected the refinery’s ability to process crude oil, which left the entire complex out of service for several days.

Based on the documentation provided to the liquidators appointed by the reinsurance companies, and following their analysis, the total indemnification amount as a result of the accident amounted to US$ 615 million, of which US$ 227 million corresponded to material damages and US$ 388 million corresponded to loss of profits. The indemnity period for loss of earnings as a result of the accident was extended to January 16, 2015. Payments were received gradually, US$ 300 million during the last quarter of 2013, US$ 130 million during the third quarter of 2014 and the remaining balance of US$ 185 million during the second quarter of 2015.

In 2015 and 2014, the Group recorded a gain of 523 and 2,041 in the consolidated statements of comprehensive income under “Revenues” and “Costs” in accordance with the nature of the claims.

28.b) Contingent liabilities

The Group has the following contingencies and claims, individually significant, that the Management of the Company, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Group, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Group is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

28.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summons of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects in the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which was answered by the plaintiff.

On December 30, 2014 the CSJN issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that YPF learned about other three court complaints filed by ASSUPA against:

(i)	Concessionaire companies in the San Jorge Gulf basin areas: On December 28, 2016, YPF received notice of the complaint. The deadline set for prior exceptions is May 31, 2017, and the deadline to respond to the complaint is June 30, 2017. YPF will respond to the complaint within the timeline and will carry out all necessary actions for the due defense of its rights.

(ii)	Concessionaire companies in the Austral basin areas: A highly summarized action has been ordered. In addition, an interim relief has been issued by the court of first instance to notify several companies of the existence of the suit, and for the defendants to contribute certain information. YPF appealed this decision, and the Court of Appeals partially upheld the appeal, reversing the lower court ruling ordering various entities to provide notification of this claim. In the same decision, the Court of Appeals confirmed that the defendants had an obligation to provide certain information but stated that YPF and the other defendants had already complied with such obligation. On November 2, 2015 YPF was notified of the lawsuit. Following YPF’s request, the court ordered on November 4, 2015 to suspend the procedural time limits.

(iii)	Concessionaire companies in the Northwest basin areas: The action was submitted to ordinary proceedings. On December 1, 2014, the Company was notified about the complaint. The procedural deadlines were suspended at the Company’s request. Subsequently, on May 3, 2016, YPF was once again notified of the complaint, and the deadlines were reinstated. The Company filed a written submission requesting that the deadlines be suspended until the plaintiff clarifies whether it attaches certain documentary evidence referenced in its complaint. The judge once again suspended the deadlines to respond to the complaint.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

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

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Matanza Riachuelo Authority (“ACUMAR”) (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before that Court.

In addition to the claims discussed under 14.a.4), which discusses environmental claims in Quilmes, the Company has other legal and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring tasks carried out routinely by YPF have allowed YPF to warn against degrees of affectation in the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the creation of a program for surveying, evaluating and remedying liabilities that the Company is in the process of implementing with agencies in the Province of Mendoza.

28.b.2) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”)

On April 8, 2015, Petersen, former YPF Class D shareholders, filed a lawsuit against the Republic of Argentina and YPF in the Federal District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims seem to be mainly grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. The Company filed a motion to dismiss on September 8, 2015, the date which was set as a result of the extension of the term provided for by the Court. On the other hand, Petersen filed an objection against YPF’s motion to dismiss.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On July 20, 2016, the Court held a hearing during which the parties made their arguments regarding the motion to dismiss, and responded to questions asked by the Judge. On September 9, 2016, the United States District Court for the Southern District of New York issued a decision partially dismissing the complaint filed by Petersen against YPF at this preliminary stage. The Company appealed this decision, requesting a complete dismissal of the complaint at this preliminary stage.

As of the date of these financial statements, there are no factors that YPF can use to quantify the possible impact that this claim might have on the Company.

•	Bankruptcy petitions filed by Pan American Sur S.A., Pan American Fueguina S.A. and the Argentine branch of Pan American Energy LLC to Metrogas

On September 18, 2015, Metrogas was made aware of petitions for bankruptcy, filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina, which are being heard by Argentine First Instance Court No. 26 in Commercial Matters, Division No. 51 of Buenos Aires City. As of the date of issuance of these consolidated financial statements, these bankruptcy petitions have been withdrawn and therefore have been declared completed.

28.b.3) Claims before the CNDC

•	Claims against natural gas producers

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

•	Claims for the sale diesel to public transportation companies

On January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consisted of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behavior at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On December 9, 2014, Division I of the Federal Civil and Commercial Court of Appeals of Buenos Aires issued a judgment stating that, due to various changes and modifications in the liquid fuels market and their various prices, a ruling by the Court as to whether or not the appealed decision was correct would have no legal effect on the parties on the basis of changes observed in those markets. As a result, information relating to this matter will no longer be reported.

•	Claims relating to fuel sale prices

In addition, the Group is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

28.b.4) Tax claims

•	Dispute over the cost deduction for abandoning wells

The Company has consistently recorded the cost of abandoning wells in accordance with the criteria detailed in Note 2.b.6) and, in the absence of a specific treatment of that subject in the income tax law and its Regulatory Decree, has deducted the charge for well plugging costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been done.

Although both consider it a deductible expense, the disagreement between YPF and the AFIP stems from the criteria that each of them uses to decide when the obligation to plug arises which, in turn, is the one that determines when the deduction from the income tax should be taken.

The AFIP understands that the deduction of costs due to the abandonment of wells should be deferred until the taxpayer has the opportunity to proceed with plugging the well, once the wells have been exhausted, considering the abandonment of the well to be the event generating the charge for well plugging costs.

On the other hand, the Company, as well as other companies in the oil industry, understands that the event that generates the well plugging costs in connection with the abandonment of wells is the act of drilling, as the drilling constitutes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well exhaustion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In June 2016, the Ministry of Hydrocarbons Resources of MINEM (Secretaría de Recursos Hidrocarburíferos del MINEM), the competent body to clarify the origin of the legal obligation in the matter, and in response to a consultation of the Chamber of Oil Exploration and Production (Cámara de Exploración y Producción de Hidrocarburos), resolved in line with the position of the oil companies and concluded that the substantial event generating the charge for the abandonment of wells is the drilling.

This response of the Chamber has been reported to the AFIP by both the Ministry of Hydrocarbon Resources and by YPF but, with respect to different questions the AFIP disregarded this position and, on December 29, 2016, notified the Company of two resolutions, adjusting the income tax for the fiscal periods 2005 to 2009 and questioning the criteria followed by the Company.

On February 20, 2017, the Company filed the corresponding appeal to the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación) for the unilateral determination received from the AFIP for the fiscal periods 2005 to 2009.

Notwithstanding the progress of these proceedings and ongoing investigations (and prosecution of other companies in the industry), the Company, based on its opinion and that of its external advisors, considers its arguments defending the criteria adopted to be strong. The amount in dispute claimed by the AFIP totals 3,639, taking into account capital and interest.

Likewise, there are periods that have not been reviewed by the AFIP, which, in the event there is an unfavorable resolution, would have a significant adverse effect on the economic and financial situation of the Company.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

•	Dispute over customs duties

Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed the Company that certain summary proceedings had been brought against YPF based on alleged formal misstatements on future commitments of crude oil deliveries in the loading permits submitted before these agencies, for periods prior to and subsequent to the existence of export duties, for which they calculated the difference between the contractual price declared and the price in force at the time of export to determine fines under the terms of the Customs Code.

The Customs General Administration may question whether the contractual price agreed to by the Company and declared in loading permits is an appropriate amount for purposes of calculating export duties. However, the Company understands that there is no violation for declaring the contractual price of a transaction. In addition, YPF has paid export duties on the market value of crude oil since its existence.

The summaries ended the administrative reviews before the Customs General Administration and are in full appeal before the Argentine Tax Court. On March 3, 2017, the Company was notified of an adverse judgment handed down by the Argentine Tax Court regarding the criteria employed for crude oil delivery operations after 1998 and for which fines were determined in accordance with Article 954(c) of the Customs Code for approximately 11 exports that occurred prior to the existence of export duties. The Company will appeal the adverse judgment of the Tax Court in a timely fashion before the Court of Appeals, which has the power to grant staying effects on sanctions, which may only be requested under a final judgment, if applicable, and in the event the CSJN rules in favor of the Customs General Administration.

With respect to the total amount demanded in the summaries, the contingency amounts to approximately 1,200.

Notwithstanding the progression of this process, the Company, based on its opinion and that of its external advisors, believes the claim has no legal merit and that it has a strong case in defense of the approach adopted in the dispute mentioned above.

28.b.5) Other claims

Additionally, the Group has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

29. CONTRACTUAL COMMITMENTS

29.a) Agreements of extension of concessions

•	Neuquén

On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by the Public Emergency Law.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: (i) to make to the Province total initial payments of US$ 204 million; (ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions.

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

The commitments made by the Company are as follows: (i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata – Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013, 2014 and 2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) prioritize the recruitment of labor, suppliers and services based in Neuquén.

•	Mendoza

In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (one of which is “La Ventana”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the memorandum of agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” intended for the Fortalecimiento Institucional Fund, in order to purchase equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

•	Santa Cruz

During November 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) to make certain investments on the exploitation concessions, as stipulated in the agreement; (v) to carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; and (vii) to define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta

On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the memorandum of agreement made, among others, the following commitments: (i) conducting in the Aguaragüe area, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut

On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and Tecpetrol S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JO to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus; (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, Petrominera S.E. will acquire a 10% interest in the exploitation concessions.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

Furthermore, on December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company’s Board of Directors on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement. The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr). YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to Petrominera S.E. 41% of YPF’s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related JO.

•	Rio Negro

In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “El Medanito”, “Barranca de los Loros”, “Señal Picada-Punta Barda”, “Bajo del Piche” where YPF holds 100%, up to November 14, 2027; (ii) “Los Caldenes” where YPF holds 100%, up to September 19, 2036; (iii) “Estación Fernández Oro”, where YSUR Energía Argentina S.R.L. holds 100%, up to August 16, 2026; and (iv) “El Santiagueño” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46 million as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting to US$ 9.2 million, (iii) supplementary contributions equivalent to 3% of the monthly oil production and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, and (vi) investment for the execution of environmental remediation plans.

•	Tierra del Fuego

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

•	National Executive Branch

The National Executive Branch by Administrative Decision No. 1/2016, published on January 8, 2016, extended the term of the exploitation concession in the Magallanes area for the National Government’s portion, as from November 14, 2017 for a period of 10 years, in accordance with Section 35 of Law No. 17,319.

The Administrative Decision No. 1/2016 establishes the following terms and conditions: (i) approval of the investment plan (ii) the payment of US$ 12.5 million as an extension bonus, which has been appealed by YPF as to its calculation which has not been defined to date, and (iii) the payment of 15% of royalties on the production of hydrocarbons pursuant to Article 59 of Law No. 27,007.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

29.b) Project investment agreements

•	Agreements for the development of Loma La Lata Norte and Loma Campana areas

On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed a Project Investment Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana areas. This first pilot project includes the drilling of more than 100 wells.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron successfully completed the pending documents for the closing of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed. For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana, and supplementary agreements including the contract for the organization of the JO and the Joint Operating Agreement for the operation of Loma Campana, where YPF shall participate as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the years ended December 31, 2016, 2015 and 2014.

Considering the rights that Chevron could exercise in the future over CHNC to access to the 50% of the concession and supplementary rights, and as a guarantee for such rights and other obligations under the Project Investment Agreement, a pledge over the shares of YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the Loma Campana area operator, the parties have executed a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the Investment Project Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the Investment Project Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Executive Order No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the Loma Campana area; and (c) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 2 drilling rigs operating in the above mentioned area and more than 19 thousand daily barrels of oil equivalent to the percentage of participation extracted.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

During fiscal years 2016, 2015 and 2014, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 5,912, 3,556 and 2,311, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2016, 2015 and 2014 amounts to 544, 553 and 837, respectively.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste – Narambuena area

During April 2014, YPF and Chevron signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

To this end, the Company and Chevron entered into the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (a) a 50% interest in the Narambuena Exploration Project Area and (b) a 7% legal interest in the Exploitation Concession of Chihuído de la Sierra Negra in Neuquén and Mendoza. However, contractual rights of Chevron are limited to Narambuena Area, as YPF will hold 100% ownership of the conventional production and reserves outside the Project Area and Desfiladero Bayo field. On May 29, 2015, the first phase of the Agreement was closed with the perfection of the relevant assignments. At present, 3 vertical wells and 1 horizontal well have been drilled and completed.

The plan to be followed will be specified after evaluating the results of the exploratory activities. In June 2017, Chevron will define whether to continue in the project to execute the second phase that would consist of the drilling and completion of 4 horizontal wells in the period 2018 – 2019.

The Company indirectly holds a 100% interest in the capital stock of CDNC; however as pursuant to effective contractual agreements, the Company neither exercises CDNC’s relevant financial and operating decision-making rights nor funds its activities, the Company is not exposed to risks and benefits for its interest in CDNC. Therefore, according to IFRS, the Company has valued its interest in CDNC at cost, which is not significant, and has not recorded any income (loss) for the said interest for the fiscal years ended December 31, 2016, 2015 and 2014.

•	Agreements for the development of El Orejano area

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

On December 15, 2015, Dow exercised the option provided for in the Agreement, whereby YPF has assigned 50% of its interest in the exploitation concession of “El Orejano” area, which amounts to a total area of 45km2, in the Province of Neuquén.

In addition, the parties have formed a JO for the exploration, evaluation, exploitation and development of hydrocarbons in “El Orejano” area, which became effective on January 1, 2016 and in which Dow and YPF each have a 50% interest.

As of December 31, 2016, 33 wells have been drilled, of which 25 wells are completed.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

•	Agreements for the development of Rincón del Mangrullo area

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

Such investments include surface facilities in the area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block. The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation. This third phase began on July 1, 2016, and the disbursement of US$ 15 million agreed for the current fiscal year was completed by December 31, 2016, remaining a balance of US$ 7.5 million for the following fiscal year.

In addition, the Amendment includes an exploratory program for the Lajas Formation as a goal, for the period 2015-2016. As of December 31, 2016, the exploratory well drilled in 2015 is on an extended trial period. As of the date of issuance of these consolidated financial statements, YPF and Petrolera Pampa are defining the coordinates of the second exploratory well of stage 1 to be drilled in 2017. According to the results, Pampa may choose to continue with a second investment stage with the same goal.

•	Agreements for the development of La Amarga Chica area

On August 28, 2014, the Company signed an Agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”), whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$ 550 million plus VAT in the La Amarga Chica area, province of Neuquén. Petronas will invest US$ 475 million and YPF will invest US$ 75 million.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

Likewise, the parties signed the following supplementary agreements to the Investment Agreement: (a) Assignment Agreement for the assignment of 50% of the concession of the La Amarga Chica area; (b) JO formation contract; (c) JO Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for trading crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

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

Upon full compliance with the parties’ commitments during the Pilot Plan, each party will contribute 50% to the work schedule and cost budget based on the JO Agreement. The Investment Agreement provides that during the three phases of the Pilot Plan, a 3D seismic acquisition and processing program will be completed, covering the whole concession area, 35 wells will be drilled with the Vaca Muerta formation as the objective (including vertical and horizontal wells), and a series of surface installations will be built with the purpose of evacuating the area production.

On November 23, 2016, PEPASA and YPF ratified the continuity of the project that both companies develop in La Amarga Chica area, in the province of Neuquén.

For this new stage, both companies are contemplating the drilling of 10 horizontal wells and the completion and construction of new works and facilities to transport the production of shale oil obtained at the site. The joint investment commitment in this new phase amounts to US$ 192.5 million.

As of December 31, 2016, 9 wells, 2 vertical and 7 horizontal wells, have been drilled.

•	Subdivision of Bandurria Block - Neuquén

On July 16, 2015, the Province of Neuquén, pursuant to executive orders No. 1536/2015 and 1541/2015, approved the subdivision of the Bandurria block (465.5 km2) and awarded 100% of the area known as “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area known as “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area known as “Bandurria Sur” (228.5 km2) to YPF, awarding to YPF an Unconventional Hydrocarbons Exploitation Concession in Bandurria Sur area, for a 35-year term, with a commitment to develop a pilot plan to be completed in 3 years with a related investment of US$ 360 million.

•	Granting of exploitation concession for Lindero Atravesado block – Neuquén

On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata in accordance with their respective interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term, pursuant to the provisions of sections 27 bis, 35(b) and related sections of Law No. 17,319, as amended by Law No. 27,007. As a condition to the award of the above mentioned concession rights, concession holders have agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, with an investment of US$ 590 million. On July 16, 2015, an agreement in this respect was approved by Executive Order No. 1540/2015 of the Province of Neuquén.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

•	Extension of the JO Agreement for the Magallanes Area

On November 17, 2014, Enap Sipetrol Argentina (“ENAP”) made to YPF, and YPF accepted, an offer whereby ENAP’s rights and obligations under the Magallanes area JO Agreement were extended until the concession termination, with ENAP keeping 50% interest and continuing as Operator. The area concession includes three jurisdictions: Santa Cruz, Estado Nacional and Tierra del Fuego (as of the date of these financial statements, the concessions of the two first-named have been extended). In consideration for such extension, ENAP agreed to pay to YPF, or invest in the Joint Venture on behalf and on account of YPF, US$ 100 million, subject to certain conditions. The Agreement further provides for the obligation to agree on a so-called “Incremental Project” by September 15, 2015. The Incremental Project was approved by an operating committee on September 10, 2015, and its approval was ratified by YPF on October 20, 2015. Notwithstanding the foregoing, ENAP is entitled to withdraw at any time from the Incremental Project, without right to compensation or reimbursement therefor, including the Consideration and any royalties as may have been paid until termination.

•	Agreement between YPF and Pampa Energía S.A.

The agreement executed between YPF and Pampa Energía S.A. for the acquisitions of the Neuquén and Aguada de la Arena areas is described in Note 3.

•	Agreement among YPF and its subsidiary YSUR Energía Argentina S.R.L., the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (“GyP”)

On October 17, 2016, YPF and its subsidiary YSUR Energía Argentina SRL, the Province of Neuquén and GyP, have entered into an agreement whereby, under Laws No. 17,319, 24,145, 26,197, 26,741 and 27,007 and other applicable legislation, they have agreed as follows, with the subsequent approval of the Agreement by Executive Order No. 1431/2016 of the Executive Power of the Province of Neuquén and the ratification by Provincial Law No. 3030/2016:

i.	With regard to “Pampa de las Yeguas I” and “La Ribera I and II” areas, the reconversion of the contracts with GyP into non-conventional operating concessions without GyP participation, for an associated 35-year term, under the terms of Law No. 27,007. The total investment commitment of YPF and its partners associated with the granting of the aforementioned concessions amounts to US$ 220 million, US$ 170 million of which corresponds to YPF’s equity interests.

ii.	With regard to the “La Amarga Chica”, “Bajada de Añelo” and “Bandurria Sur” areas, the terms for the execution of the pilot plans were extended up to a maximum term of 5 years under Law No. 27,007.

iii.	With regard to the “Aguada de Castro”, “Bajo del Toro”, “Cerro Arena”, “Cerro Las Minas”, “Chasquivil”, “Las Tacanas”, “Loma del Molle”, “Pampa de las Yeguas II” and “Salinas del Huitrín” areas, the conversion of the contracts with GyP into exploration permits for non-conventional purposes without participation of GyP, for the associated term of 4 years, under the terms of Law No. 27,007, partially restoring the surface in some of the areas mentioned above. The total commitment of activity associated with the granting of the aforementioned permits will involve an estimated investment by YPF and its partners of US$ 232 million, US$ 155 million of which correspond to YPF’s equity interest.

iv.	Finally, the total equity interest of GyP in the “Cerro Avispa”, “Cerro Partido”, “Loma del Mojón”, “Los Candeleros”, “Santo Domingo I”, “Santo Domingo II”, “Cortadera”, “Huacalera”, “Buta Ranquil I”, “Buta Ranquil II”, “Rio Barrancas”, “Chapua Este”, “Corralera” and “Mata Mora” areas has been restored to it.

v.	That, in consideration of the granting of permits, concessions and extension of the deadlines for the execution of the pilot plans, YPF will pay the Province the sum of US$ 30 million, which amount will be partially repaid to YPF by the partners.

On November 25, 2016, Executive Orders No. 1732/2016 and 1733/2016 were enacted, granting the exploration permits, operating concessions and extension of the periods contemplated in the Agreement.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

29. CONTRACTUAL COMMITMENTS (Cont.)

29.c) Contractual commitments

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

In this order, the Group has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Group has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Group is fulfilling the agreed commitments mentioned above. To the extent that the Group does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

The Group under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil and steam) that as of December 31, 2016 amounted to about 24,872. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 231,384 as of December 31, 2016, including commitments for the extension of concessions mentioned in previous paragraphs.

29.d) Operating lease commitments

As of December 31, 2016, the main lease agreements to which the Group is a lessee correspond to:

-	Lease agreements of equipment for installations and production equipment in reservoirs, and natural gas compression equipment, for an average term of 3 years with the option to be renewed for one 1 additional year and for which the contingent quotas are calculated from a rate per unit of use (pesos per hour / day of use).

-	Lease agreements of vessels and crafts for the transportation of hydrocarbons, for an average term of 5 years and for which the contingent quotas are calculated from a rate per unit of use (pesos per hour / day of use).

-	Lease agreement of land for the installation and operation of service stations, for an average term of approximately 10 years and for which the contingent quotas are calculated from a rate per unit of estimated fuel sales.

The charges for the contracts mentioned above for the fiscal years ended December 31, 2016, 2015 and 2014 amounted to approximately 7,612, 7,364 and 5,438, respectively, corresponding to 1,698, 746 and 1,737 of minimum payments and 5,914, 6,618 and 3,701 of contingent installments, and have been charged to “Rental of real estate and equipment” and “Contracts of work and other services” in the consolidated statement of comprehensive income.

As of December 31, 2016, the estimated future payments related to these contracts are as follows:

	Up to 1 year	From 1 to 5 years	After 6 years
Estimated future payments	4,136	7,946	290

29.e) Granted Guarantees

As of December 31, 2016, the Group has issued letters of credit for the approximate sum of US$ 7 million to secure certain environmental obligations and guarantees valued at approximately US$ 243 million to secure the performance of the contracts.

Additionally, see Note 29.b) for a description of the Chevron transaction and see Note 16 for a description of the financial loans and negotiable obligations secured by cash flows.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER

30.a) New Hydrocarbon Law

On October 31, 2014, the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the new law are as follows:

•	As regards exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

•	As regards concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•	As regards royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•	The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least US$ 250 million, increasing the benefits for other type of projects.

•	Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the National Secretariat of Energy exist.

30.b) Hydrocarbon Sovereignty Regime – Decree No. 1,277/2012

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319 or the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/1989, 1,212/1989 and 1,589/1989 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

On December 29, 2015, the Executive Branch issued order No. 272/2015, resolving for the dissolution of the Commission and its Regulations, and also providing that the powers vested on the Commission were to be exercised by the MINEM.

30.c) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Executive Order No.1,277/2012 a “Hydrocarbon Exploitation Investment Project” entailing a direct investment in foreign currency of at least US$ 1,000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million). Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17,319 and as from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included In the Promotional Regime shall be entitled, as from the fifth year from approval and execution of their respective “Hydrocarbon Exploitation Investment Projects”, to obtain, in compensation for the percentage of liquid and gaseous hydrocarbons produced under such Projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

In addition, the Executive Order creates the institute of “Unconventional Hydrocarbon Exploitation”, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied in fields located in shale gas or shale oil, tight sands, tight gas and tight oil, and coal bed methane geological rock formations and/or characterized, generally, by the presence of low- permeability rocks. In connection therewith, it has been provided that subjects holding hydrocarbon exploration permits and/or exploitation concessions included in the Promotional Regime will be entitled to apply for an “Unconventional Hydrocarbon Exploitation Concession”. In addition, holders of “Unconventional Hydrocarbon Exploitation Concessions” who in turn are holders of an adjacent pre-existing exploitation concession, may apply for the merging of both areas into a sole unconventional area, provided that due evidence is given of the geological continuity of the relevant areas.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

30.d) Withholding rates of hydrocarbon exports

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from the Province of Tierra del Fuego, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products.

In addition, Resolution No. 1/2013, published on January 3, 2013, and Resolution No. 803/2014, published on October 21, 2014, by the Ministry of Economy and Public Finance modified the reference and floor prices. Resolution No. 1,077/2014, dated December 29, 2014, repealed Resolution No. 394/2007 and amended and established a new withholding system based on the International Price of crude oil (“IP”), calculated on the basis of the “Brent value” applicable to the export month minus eight dollars per barrel (US$ 8.00/bbl). The new regime establishes a general nominal rate of 1% while IP is below US$ 71/bbl. Additionally, the resolution establishes an increasing variable rate for export of crude oil while IP is above US$ 71/bbl; therefore, the producer will collect a maximum value of about US$ 70 per exported barrel, depending on the quality of crude oil sold. Likewise, the resolution establishes a variable increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when IP exceeds US$ 71/bbl by using formulas allowing the producer to collect a portion of such higher price.

Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. In February 2015, Ministry of Economy and Public Finance Resolution No. 60/2015 modified the reference values of Resolution No. 127/2008 and reduced the export duty rate from 45% to 1% when IP was lower than the reference value.

Notwithstanding the above, upon the expiration of the 5 year extension established by Law No. 26,732, which was in effect on January 7, 2017, the right to export hydrocarbons created by Article 6 of Law No. 25,561 was not extended.

30.e) Liquid hydrocarbons regulatory requirements

•	Resolution No. 1,679/2004 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/2006 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/2007 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate for exports of products included under the regime of Resolution No. 1,679/2004; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/2002.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

In addition, certain regulations establish that exports are subordinate to supplying the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

•	Additionally, Rule No.168/2004 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

•	In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

•	On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires. Meanwhile, on March 2, 2012, YPF challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially resolved.

On December 9, 2014, Room 1 of the Civil and Commercial Federal Court of Appeals of Buenos Aires concluded that the issue was moot based on the various changes and modifications in the liquid fuels market and its various prices, and therefore considered a ruling by the Court to be futile with respect to whether or not the appealed decision was correct, since it would have no legal effect on the parties in light of the changes observed in those markets. For this reason, the information related to this case will be restricted moving forward.

•	On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with staying effect; consequently, the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the State filed an Extraordinary Federal Appeal, and YPF responded to the corresponding transfer.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

On August 31, 2012, YPF was notified of the judgment of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

In December 2015, the CSJN issued a judgment allowing the appeal filed by the State to proceed. Thus, the CSJN confirmed the Argentine Secretariat of Domestic Commerce’s authority to issue precautionary administrative measures pursuant to Article 35 of Law No. 25,156. In addition, it remanded the case “to the court of first instance” so that to it may issue a new ruling based on what was concluded. Consequently, the Civil and Commercial Federal Court must issue a new ruling on the legality of Resolution No. 17/2012 based on grounds argued by YPF on the merits of the matter.

On February 20, 2017, YPF was notified of the Argentine Secretariat of Domestic Commerce’s Resolution that ordered the administrative record be filed in accordance with the prior opinion issued by the CNDC as a result of having concluded that YPF’s conduct did not violate Law No. 25,156 and was not contrary to the public interest. For this reason, the information related to this case will be restricted moving forward.

•	Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

30.f) Programs for the production and refining of liquid hydrocarbons

•	Refining and Petroleum Plus Programs

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

During February 2012, through Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

Pursuant to Executive Order No. 1,330/15 of July 6, 2015, the Government resolved to render ineffective the “Petroleum Plus” program, which had been created by Executive Order No. 2,014 of November 25, 2008.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

•	Stimulus program for the production of crude oil

On February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program for 2015 under which beneficiary companies are awarded economic compensation, payable in pesos, for an amount equivalent to up to US$ 3.00/bbl for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of US$ 2.00 or US$ 3.00 for each barrel of exported crude oil, depending on the level of exported volume achieved.

30.g) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

In addition to the regulations that affect the natural gas market mentioned in the section “Claims arising from restrictions in the natural gas market” in Note 14, on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that resolution. On June 22, 2007, the National Direction of Hydrocarbons reported that Agreement 2007-2011 reached the sufficient level of subscription.

On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1,410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (Procedimiento para Solicitudes, Confirmaciones y Control de Gas). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming does not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010. On December 9, 2015, the ENARGAS rejected YPF’s challenge to Resolution No. 1410/2010.

•	Trust Fund to finance natural gas imports

On November 27, 2008 through Executive Decree No. 2,067/08, a trust fund was created to finance imports of natural gas for its injection in the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) diverse tariff charges paid by users of transportation services and regularly distributed, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that may be agreed upon with national or international organizations; and (iii) specific contributions assessed by the Secretariat of Energy on the participants in the natural gas industry. This Decree has been object of diverse judiciary claims, and judges from all over the country have issued precautionary measures for suspension of its effects, grounded on the violation of the principle of legality on tax matters. On November 8, 2009, ENARGAS published Resolution No. 1,982/11 that adjusted the tariff charges established by Executive Decree No. 2,067/08 to be paid by users as from December 1, 2011.

On November 24, 2011, ENARGAS passed Resolution No. 1991/2011, enlarging the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial premises and electric power plants, among others; this has affected the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the mentioned resolution. For its part, YPF has challenged these resolutions and rejected the charge invoice made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to the El Portón processing plant, suspending the effects of these resolutions in relation to that plant until a decision on the administrative appeals filed by YPF had been reached.

In November 2012, Law No. 26,784 was passed which granted legal hierarchy, since such date, to the decisions enacted by the Executive Power and ENARGAS, in relation to the charge. Dated December 11, 2014, the CSJN pronounced the “Alliance” judgment, deciding that the charge created by decree 2,067/2008 a tariff charge and not a tax, and thus not subjected to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

In particular, the application of the above mentioned tariff charge produces an impact so significant in Mega operations that, if not favorably resolved, Mega could have in the future serious difficulties continuing its business. On October 27, 2015, the CSJN issued a resolution on the motion for protection of constitutional rights filed by Mega S.A. (for the period until the enactment of the 2013 Budget Enactment Law No. 26,784) providing that the charge under “Executive Order 2067/08” was unconstitutional and not applicable to Mega.

On April 1, 2016 the MINEM issued Resolution No. 28/2016, which, among others, revoked resolutions passed by the former Ministry of Federal Planning, Public Investment and Services under Section 6 of Executive Order No. 2,067/2008 and Section 7 of Resolution No. 1,451/2008 of the aforementioned Ministry related to the assessment of tariff charges, which instructs the ENARGAS to take the necessary measures to cease applying those charges in the bills issued to users.

30.h) Natural gas production incentive programs

•	Natural Gas Additional Injection Stimulus Programs

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

Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of US$ 7.50/MMBtu for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for a certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project. Resolution No. 60/2013, regulated by Resolution No. 83/2013, established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between US$ 4.00/MMBtu and US$ 7.50/MMBtu, according to the highest production curve reached by the beneficiary company under the program. Resolution No. 123/2015 was published in the Official Gazette on July 15, 2015, which approved the Regulations governing procurement, sales and transfers of areas, assignments of rights and interest under the approved programs.

On September 29, 2015, Resolution No. 185/2015 was published in the Official Gazette regulating an incentive program for natural gas injection for the benefit of corporate producers which do not have a previous record of natural gas injection. The beneficiary companies will receive a compensation resulting from the difference between US$ 7.50/MMBtu and the price received for the sale of the natural gas in the market. Such compensation shall be received only for natural gas originating in areas whose production rights shall have been acquired from companies registered with any of the two previous programs and provided that during the period in which the transferor shall have calculated its “base injection”, according to its program, the injection of the area operated by the current beneficiary –transferee– shall have been null.

Furthermore, on May 20, 2016, Executive Order No. 704/2016 was issued, which converted into pesos the debt under the Natural Gas Additional Injection Stimulus Program, the Natural Gas Injection Stimulus for Companies with Reduced Injection and debt derived from the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks, taking into account the closing rate of exchange for each period, and the delivery of sovereign bonds issued by the Argentine government denominated in U.S. dollars with an 8% interest rate and a maturity date in 2020 (“BONAR 2020 US$”) for the cancellation thereof.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

The sale of these BONAR 2020 US$ is restricted; therefore, until and including December 2017, the Group may not sell monthly more than 3% of the aggregate amount of the BONAR 2020 US$ received. In addition, during the months in which the Group does not exercise its right to sell the BONAR 2020 US$ up to the above mentioned percentage, it may accumulate the unused percentage for its sale in subsequent months. In no event will the sale in a single month of the accrued balances exceed 12% of the total BONAR 2020 US$ received.

In order to request the cancellation of outstanding payments, beneficiaries must subscribe and file with the Hydrocarbon Resources Secretariat of the MINEM letters of accession. YPF has filed the letters of accession and has reserved the right to claim the exchange differences and interest.

On July 13, 2016, the Group has received, under the Natural Gas Additional Injection Stimulus Program, BONAR 2020 US$, with a face value of US$ 630 million.

In addition, on September 21, 2016, under the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement, the Group received BONAR 2020 US$, with a face value of US$ 12 million.

•	Stimulus Program for New Natural Gas Projects

On May 18, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for those companies submitting new natural gas projects, provided they are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

The submission of new projects, which must be approved by the Hydrocarbon Resources Secretariat, may obtain a stimulus price of US$7.50/MMBtu.

The “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has been abolished, but any projects submitted under such program which are pending approval must be evaluated under the “Natural Gas New Projects Program”.

The “Natural Gas New Projects Program” shall be effective as from the publication of the relevant resolution in the Official Gazette (May 19, 2016) until December 31, 2018.

Following this Resolution, no new projects may be submitted under the natural gas production incentive Program known as “Gas Plus”, created by Resolution No. 24/2008 of the former Energy Secretariat of the former Ministry of Federal Planning, Public Investment and Services, as amended. Notwithstanding the foregoing, any projects approved under said Program shall remain in full force according to the terms of their respective approvals.

The requirements to be fulfilled by gas to be involved in a new natural gas project are the following: a) it must come from an exploitation concession granted as a result of a discovery reported after the effective date of Resolution No. 1/2013 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan; or b) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”; or c) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan, but for which the total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

30.i) Regulatory requirements applicable to Natural Gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1,738/1992, issued by the Executive Power, other regulatory decrees, the specific bidding rules (Pliego), the Transfer Agreement and the License, establishes the Regulatory Framework for Metrogas’ business.

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and Metrogas stock transfer.

The Gas Act and the License created ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. ENARGAS’ jurisdiction extends to gas transportation, sale, storage and distribution. Its mandate under the Gas Act includes consumer protection, competition protection in gas supply and demand, and the promotion of long-term investments in the gas industry.

•	Gas distribution tariffs have been established in the License and are regulated by ENARGAS. Distribution License

The License authorizes Metrogas to provide the public distribution service for a term of 35 years. The Gas Law provides that Metrogas may request from ENARGAS a License renewal for an addition term of ten years upon the expiration of the original 35 year-term. The ENARGAS shall then evaluate Metrogas’ performance and make a recommendation to the Argentine Executive Branch. Metrogas is entitled to the renewal of its License unless the ENARGAS proves that it has not substantially performed all of its obligations under the Gas Law, the respective regulations and decrees and the License.

At the end of the 35 or 45-year period, as the case may be, the Gas Law requires a new competitive bidding to grant the license, for which, if it has performed its obligations, Metrogas will have the option to equal the best bid made to the Government by a third party.

As a general rule, upon the termination of a License due to completion of its time-period, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable requests within its service area. A service request will not be deemed reasonable if it were uneconomic for a distribution company to undertake the requested service. Metrogas is obliged to operate and maintain its facilities in a safe manner, which may require certain investments to replace or upgrade its facilities pursuant to the License.

The License specifies other obligations of Metrogas, including the obligation to provide a distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to make the Mandatory Investments, to keep certain accounting records and to provide certain regular reports to the ENARGAS.

The License may be revoked by the Argentine Government, upon recommendation from the ENARGAS, in the following cases:

-	Serious and repeated failure by the Metrogas to meet its obligations.

-	Total or partial interruption in the uninterruptible service for reasons attributable to Metrogas for a term exceeding the periods set forth in the License in one calendar year.

-	Sale, disposition, transfer and encumbrance of Metrogas Core Assets, without the prior authorization of the ENARGAS, except where the said encumbrance is used to finance extensions and improvements to the gas pipeline system.

-	Bankruptcy, dissolution or liquidation of Metrogas. The bankruptcy proceedings did not affect the normal course of Metrogas operations, and therefore, could not be the reason for the revocation of the Metrogas License.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

-	Ceasing the provision of the services provided for in the License, or the attempt to unilaterally assign or transfer, in whole or in part (without the previous authorization of the ENARGAS), or the waiver of, other than as permitted.

-	Transfer of the Technical Assistance Contract or the delegation of the duties specified in the Contract, without the previous authorization of the ENARGAS, during the first ten years from License granting.

In relation to restrictions, the License provides that Metrogas will not assume its parent company’s debts or grant credits or encumber assets to secure debt of, or award any other benefit to, its parent company’s creditors.

•	Tariff renegotiation

The Emergency Law published in the Official Gazette on January 7, 2002 affected the legal framework for license contracts of public utility companies.

The main provisions of the Emergency Law that affected the License granted to Metrogas by the Argentine Government are: The “pesification” of the tariffs established in dollars convertible at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustment based on any foreign index, thereby preventing the application of the international index fixed in the Regulatory Framework (Producer Price Index -PPI- of the United States) and the renegotiation of the License granted to Metrogas in 1992.

Also, the Emergency Law ordered the renegotiation of public services contracts awarded by the Argentine Executive Branch, and that public utility companies were bound to continue performing all their duties.

The Emergency Law, which originally expired in December 2003, was successively extended to December 31, 2017. The terms for license renegotiation and public services concessions were also progressively extended.

Within the framework of the renegotiation process, Metrogas executed a number of agreements with the various entities on behalf of the Argentine Government. The main agreements signed were the following:

i.	2014 Temporary Tariff Agreement

On March 26, 2014, Metrogas signed a Letter of Understanding with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on November 27, 2012.

The amounts that gas Licensees shall receive as a consequence of the Fund for Gas Distribution Consolidation and Expansion Works (“FOCEGAS”) and the Resolution referred to in the preceding paragraph will be taken as a payment on account of the tariff adjustments stated in the Provisional Agreement approved by Decree No. 234/09, which stipulated a fixed amount be charged based on invoices differentiated by category of user, for the performance of work and to be deposited in an escrow account created for such purpose.

The 2014 temporary agreement ratified by National Executive Order No. 445/2014, published in the Official Gazette on April 7, 2014, established an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees, and to the tariff regulations, including changes in the gas price at the transportation entry point.

The 2014 Temporary Agreement also provided that it would include that it will include any transfer resulting from in tax (excluding income tax) regulations changes, as may be pending resolution, and also includes, among its provisions, a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure, whereby the ENARGAS assessed the actual extent of variation in the Licensee’s exploitation costs and investments, and decided if the distribution tariff had to be adjusted.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

Metrogas submitted three requests to ENARGAS to update its tariffs utilizing the Cost Monitoring Mechanism established in the 2014 Temporary Agreement. None of these requests has resulted in a readjustment of distribution tariffs to account for the higher costs faced by Metrogas; however, SE Resolution No. 263/2015 approved temporary economic assistance.

The 2014 Temporary Agreement further provided that, between the date of its adoption and December 31, 2015, when the Emergency Law ceased to be effective, the National Government, through UNIREN, and the Licensee must come to an agreement on the methods, deadlines and timing for signing the Memorandum of Agreement for Comprehensive Contractual Renegotiation. On November 3, 2015, the extension of the Emergency Law was approved until December 31, 2017 as part of a plan to streamline the use of natural gas.

On March 27, 2014, the Argentine Government announced a subsidy readjustment scheme and on March 31, 2014 the Argentine Energy Secretariat passed Resolution No. 226/2014 which established the need to determine a set of new natural gas prices and a scheme seeking its rational consumption, stimulating gas savings and its responsible use.

In this framework, new prices for natural gas were established for Residential users and Small General Service (SGS) users for each production basin and user category. These new prices were applicable under a mechanism that compared the consumptions of a bi-monthly/monthly period with like period of the previous year. Besides, it established a three-stage price path to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For users who recorded a savings higher than 20%, the wellhead prices effective until March 31, 2014 and arising under Secretariat of Energy Resolution No. 1,417/2008 would be maintained, and users recording a savings from above 5% to 20% would be charged a differential and lower natural gas price per basin than the price charged to users who failed to reduce their consumption or who saved only up to 5%.

By ENRG/SD Note No. 3,097 dated April 7, 2014, the ENARGAS published Resolution No. I/2,851 of the same date, which approved the new tariff schemes that would enter into force as from April 1, 2014, June 1, 2014 and August 1, 2014. Such schemes recognized gradual changes in the final tariff for Residential users and users of the Small General Service category with full service, which involved changes in the price for natural gas at the entry points to the transportation system, as a consequence of the recognition of the new prices per basin established by the aforementioned Secretariat of Energy Resolution No. 226/2014, in the transportation tariff as a result of the new tariff scheme for gas transportation companies that reflected the terms of the Temporary Agreements signed by these Companies in 2008, and the distribution margins of this licensee as a result of the execution of Metrogas 2014 Temporary Agreement.

In compliance with the price scheme established by Energy Secretariat Resolution No. 226/2014 and ENARGAS Resolution No. I/2,851, three tariff levels were established for each period to be applied to users according to their consumption in a bi-monthly/monthly period compared to the same period of the previous year.

Users who, in the said comparison, recorded savings higher than 20% would maintain the tariff level effective until March 31, 2014. Users recording savings from 5% to 20% would be charged a tariff approximately 50% lower in relation with the actual price variation with respect to users who recorded no savings or who saved less than 5%.

The ENARGAS Resolution provided that the tariff schemes effective until March 31, 2014, were also applicable to essential users (health care centers, public educational entities, religious entities, etc.) and to users subject to the procedure set forth in Notes issued by the Ministry of Federal Planning, Public Investment and Services No. 10/2009 dated August 13, 2009. Under that mechanism, the licensee also had different prices for the gas distribution service depending on users’ consumption practices.

Through ENARGAS Note No. 5,747 dated May 13, 2014, the ENARGAS published Resolution No. I/2,904 on the same date, which approved the methodology for determining gas deliveries per user category as from April 1, 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

ii.	2015 Temporary Tariff Agreement

On June 8, 2015 Resolution No. I/3,349/2015 was published in the Official Gazette approving new tariff schemes effective May 1, 2015. The increases were due to the rise in the transportation component and reached both residential and commercial customers as well as industrial customers, with the exception of sub-distributors, “exempted” users and residential or commercial users whose consumption savings were higher than 20% compared to the same two-month period of the previous year.

On the other hand, the new tariff schemes included the amounts of FOCEGAS as “Fixed Amount” according to the provision of Secretariat of Energy Resolutions No. 2,407/2012 and I-3,249/2015.

iii.	2016 Temporary Tariff Agreement

On February 24, 2016, Metrogas entered into with the MINEM and the Ministry of Economy and Public Finance a Temporary Agreement (“2016 Temporary Agreement”) whereby a temporary tariff scheme was agreed upon to obtain resources in addition to those which were being received under ENARGAS Resolution No. 2,407/2012 and the 2014 Temporary Agreement.

The 2016 Temporary Agreement, which is not subject to ratification by the Executive Branch, establishes an interim tariff regime effective from April 1, 2016, consisting of the readjustment of tariffs, taking into account the guidelines necessary to maintain service continuity and common criteria with the other distribution licensees, and considering tariff regulations, including changes in the gas price at the Transportation System Entry Points (“TSEPs”).

The 2016 Temporary Agreement provided for the incorporation of the transfer resulting from the amendment to tax regulations, except for the income tax, that were pending resolution, and provided for a Mandatory Investment Plan in charge of Metrogas. It further established that between the execution date and December 31, 2016, the parties had to agree on the manner, terms and timing for the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiation.

On March 29, 2016, the MINEM instructed the ENARGAS through Resolution No. 31/2016 to proceed with the Comprehensive Tariff Review procedure provided for in the Agreement for Comprehensive Contractual Renegotiation entered into with Licensees under the provisions of the Emergency Law, and to complete it within a maximum term of one year from March 29, 2016.

On March 28, 2016, the MINEM Resolution No. 28/2016 effective as from April 1, 2016 new prices for the natural gas in the TSEP and incorporated a new discount scheme for Residential users who recorded savings in their consumption equal to or higher than 15% with respect to the same period of the previous year. For users who can prove a lower payment capacity and are therefore unable to pay according to the tariff scheme, a final differential tariff known as “Social Tariff” was established.

Under the Temporary Agreement, on April 4, 2016, ENARGAS Resolution No. 3,726/2016 was published in the Official Gazette, approving, effective as from April 1, 2016, temporary tariff schemes applicable to Metrogas users. Through differential tariffs, ENARGAS Resolution No. 3,726/2016 established tariff schemes for Residential users who recorded savings in consumption equal to or higher than 15% with respect to the same period of the previous year, as well as tariff schemes which would be applied to users recorded in the Register provided for by ENARGAS Resolution No. I-2,905/2014, as amended by Section 5 of MINEM Resolution No. 28/2016 in connection with the Social Tariff.

With respect to the Social Tariff, Section 5 of MINEM Resolution No.28/2016 provided that it would grant a discount of one hundred percent (100%) of the price of natural gas or propane gas consumed by users entered in the Register provided for by ENARGAS Resolution No. I-2,905/2014. On May 6, 2016, by ENARGAS Resolution No. 3,784/2016, the Exempted Register was adjusted in line with the Argentine Government Subsidies Retargeting Policy.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

In addition, the tariff schemes set by the ENARGAS Resolution No. 3,726/2016 (i) included the amounts of FOCEGAS as “Fixed Amount” according to ENARGAS Resolutions No. I-2,407/2012 and I-3,249/2015, and (ii) instructed Metrogas to cease including the charge amounts established by Executive Order No. 2,067/2008. As to the service bills issued bimonthly, Metrogas was instructed to make the bill a monthly payment obligation, establishing two monthly payments, each of them equal to 50% of the total amount of the bimonthly bill, with a 30-day period between them.

Finally, it was established that Metrogas would not distribute dividends without first proving to the ENARGAS the full performance of the Mandatory Investments Plan.

The tariffs applicable to Metrogas users, as well as to users of the other Distributors were limited by MINEM Resolutions No. 99/2016 and No. 129/2016. MINEM Resolution No. 129/2016 amended Resolution No. 99/2016 and instructed the ENARGAS to take the necessary steps so that during 2016, the total amount of taxes included in the bills issued by gas distribution providers throughout the country –to be paid by the Residential users (category R and its subcategories) and the Small General Services category with full service for consumptions made after April 1, 2016– shall not exceed by more than 400% and 500%, respectively, the final amount, including taxes, of the bill issued to the same user compared to the same billing period of the previous year, i.e., the amount invoiced should not exceed 5 and 6 times, respectively, the total amount of the invoice issued to the same user for the same billing period of the previous year.

In addition, the MINEM instructed ENARGAS to take the necessary steps to complete, before December 31, 2016, the Comprehensive Tariff Review (referred to in Section 1 of MINEM Resolution No. 31/2016) for which purpose the public hearing provided therein should be held before October 31, 2016.

On July 27, 2016, ENARGAS issued Note No. 6,877 reporting that, as a result of the decision case filed by Center of Studies for the Promotion of Equality and Solidarity (Centro de Estudios para la Promoción de la Igualdad y la Solidaridad, or “CEPIS”), and until the appeal filed by the MINEM to the CSJN is decided, it is not feasible to apply the ENARGAS Resolutions related to tariff increases, including, among others, Resolutions No. 3,726/2016 and 3,843/2016.

On August 18, 2016, the CSJN declared admissible the remedy filed before it by the MINEM in the CEPIS case and partially upheld the judgment appealed against regarding the nullity of MINEM Resolutions No. 28/2016 and No. 31/2016, with respect to natural gas residential users, who will keep the Social Tariff as long as it is more beneficial. The decision was based on the fact that no public hearings had been held to order tariff increases. Thus, the tariff schemes established on April 1, 2016 in relation to residential users were no longer in effect.

As a result of the CSJN’s decision, the necessary steps were taken to hold the public hearings required by the CSJN with respect to the TSEP and the temporary Transportation and Distribution tariffs (ENARGAS Resolutions No. I-3,953/2016 and No. I-3,957/2016).

Based on the CSJN’s resolution, the MINEM issued Resolution No. 152-E/2016, instructing the ENARGAS on how to invoice consumptions of Residential and Small General Service users as of April 1, 2016. Thus, ENARGAS Resolution No. 3,961/2016 provides that for the purposes of billing residential users’ consumptions recorded as of April 1, 2016, the tariff schemes in effect as of March 31, 2016 would be applicable and further abrogates Section 1 of ENARGAS Resolution No. I-3,843/16, related to the discount provided by MINEM Resolution No. 129/2016. In addition, the ENARGAS issued Resolution No. 3,960/2016, instructing Distributors on the mechanisms for the application of the discount provided by MINEM Resolution No. 129/2016 for SGS customers.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

Following the public hearings called by the MINEM (TSEP prices) and ENARGAS (Transportation and Distribution Prices) and the publication of the Final Report of the hearing (Section 21 of ENARGAS Resolution No. 3,158/2005), on October 7, there were published in the Official Gazette MINEM Resolution No. 212 – E/2016 (TSEP prices), ENARGAS Resolution No. 4,044/2016 – detailing the tariff schemes for Metrogas users – and ENARGAS Resolutions No. 4,053/2016 and No. 4,054/2016 with the tariff schemes for transportation companies Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A., respectively.

In addition, MINEM Resolution No. 212 – E/2016 provides for a gradual increase in the TSEP prices, intended to reduce the application of the subsidies established by the Argentine Government, under a proposal which shall be prepared by the Hydrocarbon Resources Secretariat and which will be subject to MINEM’s approval.

ENARGAS Resolution No. 4,044/2016 resolved: (i) to declare the validity of Public Hearing No 83; (ii) to approve, effective October 7, 2016, new tariff schemes applicable to users within the Metrogas license area; (iii) to approve, effective October 7, 2016, new tariff schemes applicable to users within the Metrogas license area who record consumption savings equal to or higher than 15% with respect to the same period of the previous year; and (iv) to approve, effective October 7, 2016, new tariff schemes applicable to users within Metrogas license area who are entered in the Register provided for by ENARGAS Resolution No. I-2.905/14 (Social Tariff). In addition, ENARGAS Resolution No. 4,044/2016 sets limits to the increases provided for Residential Users and SGS’ as long as the final amount of the invoice exceeds two hundred and fifty pesos. The difference between the final amount of the invoice including taxes resulting from the application of the approved tariff schemes and the amount actually billed in accordance with the limits provided by ENARGAS Resolution No. 4,044/2016, shall be deducted from the invoice to be issued to the user in a separate line, following the tariff items, under the denomination “Resolution No. XX/2016 Discount”. The sum of those discounts shall be applied as a discount to the prices to be billed by the gas providers of the gas distribution service provider. Such discount shall be applied pro rata by all natural gas providers according to the gas volume supplied to the distribution companies. In line with the provisions of ENARGAS Resolution No. 3,726/2016, the monthly charge of the bill is maintained and the Mandatory Investments Plan is ratified.

Finally, on October 31, 2016, ENARGAS approved, effective October 7, 2016, the tariff schemes corresponding to the category “Public Welfare Entity” (ENARGAS Resolution No. 4.092/2016) in the terms of Resolution MINEM No. 218—E/2016 and Law No. 27,218 which provided for a Specific Tariff Scheme for Public Welfare Entities.

In line with this process, on November 16, 2016, ENARGAS ordered a public hearing to discuss: a) Metrogas Comprehensive Tariff Review; b) the amendment proposals prepared by ENARGAS for the Transportation and Distribution Services Regulations approved by Executive Order No. 2,255/1992; and c) the biannual adjustment methodology. The public hearing was held on December 7, 2016.

As of the issue date of this consolidated financial statements, and after the Closure of the Public Hearing was published, ENARGAS is expected to issue during the first six months of 2017 a Final Resolution including the tariff schemes that will result from the analysis made thereby under the Comprehensive Tariff Review in compliance with Section No. 38 of Annex I of Executive Order No. 1,172/2003 and ENARGAS Resolutions No. I-4,089/2016, Annex I, Chapter III, Section No. 24.

iv.	2015 Temporary Economic Assistance

On June 8, 2015 Energy Secretariat Resolution No. 263/2015 was published in the Argentine Official Gazette stating that the Energy Secretariat had approved a disbursement, as temporary economic assistance payable in ten subsequent installments, to Metrogas and the rest of natural gas distributors, effective on March 2015, with the purpose of funding expenses and investments associated with the normal operation of the natural gas distribution public service through networks and on account of the Comprehensive Tariff Review to be held in due time.

This resolution provides that its beneficiaries shall use part of the funds received under each monthly installment to cancel debts due and payable until December 31, 2014 to natural gas producers and, further, that distributors may not accrue additional debt for natural gas purchases made as of the effective date of the resolution.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

In the case of Metrogas, ENARGAS established an exceptional need for funding in 2015 to be disbursed monthly in accordance with a timeline from March to December. It also established that Metrogas must allocate part of its temporary economic assistance to pay off debts with producers due as of December 31, 2014 in 36 equal and consecutive monthly installments, with high interest, as of January 2015, calculated using the current “National Bank Average Lending Rate for Trade Discount Operations” (2.05% per month), with payment commencing March 2015.

Likewise, ENARGAS determined that distributors would terminate invoices for purchases of gas that expired in 2015, in anticipation of their termination at 30, 60 and 90 days in accordance with their billing timeline for customers.

As of the date of issuance of these consolidated financial statements, Metrogas has received the above mentioned temporary economic assistance in the amount of 711. In addition, it has executed payment agreements with producers, in the terms of Secretariat of Energy Resolution No. 263/2015 and has regularly made agreed payments.

v.	2016 Temporary Economic Assistance

On December 30, 2016, MINEM Resolution No. 312 – E/2016 was published in the Official Gazette ordering a new temporary economic assistance to Natural Gas Distribution Service Licensees to fund the mandatory investments set forth (with respect to Metrogas) in ENARGAS Resolutions No. 3,726 and No. 4,044, and the payment to gas producers; all the foregoing on account of the Comprehensive Tariff Review.

Under the Resolution, the transfer of the sums allotted to Metrogas in the amount of 759 shall be applicable as long as the economic and financial situation giving rise to the assistance prevails, taking into account the availability of funds to meet its investment obligations and payments to gas producers.

For the temporary economic assistance funds to be released, Metrogas is required to submit to ENARGAS a sworn statement in the terms of ENARGAS Note No. 106/2017, regarding the use to be given to the amounts required. According to ENARGAS criterion, if the sworn statements meet the provisions of MINEM Resolution No. 312 – E/2016, such statements will be delivered to the Hydrocarbon Resources Secretariat of the MINEM for it to order the transfer of the assistance. In addition, the Resolution provides that Licensees may not distribute dividends in the terms of MINEM Resolution No. 31/2016. On January 27, 2017, Metrogas submitted the sworn statement to ENARGAS.

•	Note of ENARGAS relating to the equity interest of YPF in Metrogas

The Company has received from Metrogas a copy of the note received by it from ENARGAS, requesting it to adjust Metrogas’ equity structure in line with the term provided for in Emergency Law No. 25,561 and in compliance with Section 34 of Law 24,076. In this regard, it should be noted that YPF indirectly acquired 70% of Metrogas equity, which transaction was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., is the holder of 70% of Metrogas shares.

YPF informs that in addition to complying with the governing regulations on this matter and having all the government authorizations necessary, it shall require and analyze the background of the above mentioned requirement and thereafter take the steps necessary in defense of its interests and of those of its shareholders.

30.j) Regulatory framework for the electric energy industry

Legal Framework

Law No. 24,065, passed in 1992 and governed by Executive Order No. 1,398/92, has established the current basic regulatory framework for the electricity sector (the “Regulatory Framework”). This Regulatory Framework is supplemented by the regulations of the Secretariat of Energy (“SE”) for the generation and marketing of electric power, including the Resolution of the former Secretariat of Electric Energy No. 61/1992, “Procedures for the Scheduling of Operations, Load Dispatch and Price Calculation”, with its supplementary and amending regulations.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

The National Electricity Regulation Agency (Ente Nacional Regulador de la Electricidad, or “ENRE”) is the agency that regulates, oversees and controls the electric power industry and, in such capacity, it is responsible for the enforcement of Law No. 24,065.

The technical dispatch, operation and economic organization of the Argentine Interconnection System (Sistema Argentino de Interconexion, or “SADI”) and the Wholesale Electricity Market (Mercado Eléctrico Mayorista, or “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF EE:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (Liquidaciones de Venta sin Fecha de Vencimiento a Definir, or “LVFVD”) for the advanced repayment of the funded amounts.

•	SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2007, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs, this resolution establishes an increase related to the availability of each Generator Agent and incorporates a new remuneration scheme of non-recurring maintenance, which aims to the funding of major maintenance subject to the approval of the SE. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

•	SE Resolution No. 482/2015: this resolution provides adjustments to the compensation scheme set forth in SE Resolution No. 529/2014, by increasing the tariff schedule of the five concepts provided for therein. In addition, it introduces a new specific contribution scheme known as “Resources for 2015-2018 FONINVEMEM Investments” (Recursos para Inversiones del FONINVEMEM 2015-2018) to be allocated to generators participating in the investment projects approved or to be approved by the Secretariat of Energy, and a new incentive scheme for the Production of Energy and Operating Efficiency for the relevant generator agents therein included. The provisions of this resolution are retroactively applied to financial transactions made as of February 2015 for those generators who have adhered to SE Resolution No. 95/2013.

•	Executive Order No. 134/2015: in the light of the current electrical system condition, the National Executive has declared a Federal Electric Sector Emergency until December 31, 2017. This executive order instructs the Ministry of Energy and Mining to prepare and implement an action plan relative to the electric energy generation, transportation and distribution segments in order to adjust the quality and safety of energy supply and warrant the provision of the electricity in appropriate technical and economic conditions.

•	Law No. 27,191, amending Law No. 26,190 of Argentina’s Scheme for Promotion of Use of Energy Renewable Sources intended for Electricity Production. This law binds Large Users to incorporate at least 8% of energy from renewable sources into their electric power usage by December 31, 2017.

•	Resolution No. 22/2016 issued by the Secretariat of Energy, dated March 30, 2016. Pursuant to this resolution, the Secretariat of Energy amended SE Resolution No. 482/2015 and adjusted tariff components collected by generators who have adhered to SE Resolutions Nos. 95/2013, 529/14 and 482/2015. The resolution modifies remunerative components of financial transactions retroactively to February 2016.

•	Resolution No. 21/2016 issued by the Secretariat of Energy published on March 22, 2016. This resolution calls generators, self-generators and joint generators interested in bidding on a new capacity of thermal power generation and associated electricity production, undertaking to be available in the MEM during summer (2016/2017 and 2017/2018) and winter 2017. Through this resolution YPF EE was awarded two new generation projects, one in Loma Campana of 105 MW and the other in Tucumán of 270 MW. These projects are paid by means of contracts in U.S. dollars for ten-year terms. Payment is based on availability.

•	MINEM Resolution No. 71/2016, dated May 18, 2016. This resolution provides for the commencement of the open competitive bidding process for contracting, in the MEM, electric energy from renewable generation sources in order to achieve the contribution goals from renewable energy sources scheduled by December 31, 2017, in Sections 2 of Law No. 26,190 and 8 of Law No. 27,191 (“Renovar Program (Round 1)”).

•	SEE Resolution No. 155/2016, dated June 15, 2016. This resolution informs the first projects awarded under the call for bids set forth by SEE Resolution No. 21/2016, including, among others, Thermal Power Plant El Bracho (Province of Tucumán) awarded to Y-GEN II, in which YPF Energía Eléctrica S.A. has a 66.67% interest. See Note 9.

•	SEE Resolution No. 216/2016, dated July 15, 2016. This resolution informs the new projects awarded under the call for bids set forth by SEE Resolution No. 21/2016, including, among others, Thermal Power Plant Loma Campana (Province of Neuquén) awarded to Y-GEN, in which YPF Energía Eléctrica S.A. has a 66.67% interest. See Note 9.

•	MINEM Resolution No. 136, dated July 26, 2016, whereby interested parties are invited to tender in the National and International Open Bidding Process to contract in the MEM electric energy from renewable generation sources through the Renovar Program (Round 1) in order to execute Forward Contracts known as Contracts for the Supply of Renewable Electric Energy, with CAMMESA on behalf of the Distributors and MEM Large Users, in accordance with the terms and conditions approved by the same resolution.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

•	MINEM Resolution No. 307/2016. YPF EE is licensed to act as MEM Distributed Self Generator Agent for its Loma Campana Thermal Power Plant, with a nominal power of 105 MW, located in the District of Añelo, Province of Neuquén, and connected to SADI through a 132 kV line from the new Loma Campana power station, within the jurisdiction of the Province of Neuquén electric utility company (Ente Provincial de Energía de Neuquén, or “EPEN”).

•	SE Resolution No. 420/2016. Stakeholders are called on to submit draft infrastructure projects that contribute to reduce MEM costs and increase power system reliability. Presentations are filed with CAMMESA, which will evaluate and prepare a report for the Secretariat of Energy. Thereafter the Secretariat of Energy will call for public bids. Successful bidders will sign a sales contract with CAMMESA for a ten year-term. The following project categories and features are recommended:

-	New Combined Cycles, combined cycles based on existing generators,

-	Conventional and unconventional thermal power plants (potential use of heat),

-	Alternative fuel supply facilities and storage designed to feed units located close to distribution points.

•	MINEM Resolution No. 468/2016. YPF EE is licensed to act as MEM Generator Agent for its 99-MW nominal power Manantiales Behr Wind Power Plant located in the District of Escalante, Province of Chubut, connected to SADI through a 132 kV line from the new Escalante Transformer Station, and linked to Diadema-Pampa del Castillo High Voltage Line (132 kv), within the jurisdiction of Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Patagonia Sociedad Anónima (“TRANSPA S.A.”), which is operated and maintained by Transacue Sociedad Anónima.

•	MINEM Resolution No. 19/2017. The Agents (Generators, Co-Generators, Self-Generators of the MEM) may state Guaranteed Availability Offers with a view to executing Guaranteed Availability Commitments for the rated power and energy of installed generation units, as provided in this Resolution. The electric power stated in Guaranteed Availability Offers will be paid as follows: a payment for monthly available power (subdivided into actual available power, offered guaranteed power, and assigned power) and another payment for generated and distributed power. The amount payable will be calculated in U.S. dollars converted to Argentine pesos, and Sale Statements will include an expiry date. Furthermore, an Operating Efficiency Incentive mechanism is created for power plants, based on the attainment of fuel consumption targets.

30.k) Other regulatory requirements

•	Repatriation of foreign exchange

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

•	Price Information Regime

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

•	New CNV Regulatory Framework

Through Resolution No. 622/2013 dated September 5, 2013, CNV approved the Regulations (N.T. 2013) applicable to companies subject to this agency control, as provided for by the Capital Market Act No. 26,831, and Regulatory Decree No. 1,023 dated August 1, 2013. This Resolution superseded the former CNV Regulations (N.T. 2001 as amended) and the General Resolutions No. 615/2013 and No. 621/2013, as from the effective date of the Regulations (N.T. 2013).

The following sets forth certain requirements of the CNV:

a) CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment

Exhibit B – Intangible assets	Note 7 Intangible assets

Exhibit C – Investments in companies	Note 9 Investments in associates and joint ventures

Exhibit D – Other investments	Note 6 Financial instruments by category

Exhibit E – Provisions	Note 12 Trade receivables Note 11 Other receivables Note 9 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 14 Provisions

Exhibit F – Cost of goods sold and services rendered	Note 20 Costs

Exhibit G – Assets and liabilities in foreign currency	Note 33 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 8,522,815 Class B Units of Compass Ahorro Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of December 31, 2016, being 18.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

–	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

–	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

30. MAIN REGULATIONS AND OTHER (Cont.)

•	New Argentine Civil and Commercial Code

On August 1, 2015, the new Federal Civil and Commercial Code became effective. These new regulations, in addition to merging the Civil and Commercial Codes introduce details several news and amendments relative to Capacity, Obligations, Contracts, Contractual and Precontractual Civil Liability, Ownership, Co-ownership, Business Companies and Lapsing, among other legal institutes.

•	Law No. 27,275 and Decree No. 79/2017 – Access to Public Information

On September 29, 2016, Law No. 27,275, entitled “Right of access to public information”, was published in the Official Gazette. This law guarantees a right of access to public information, including the ability to freely seek, access, request, receive, copy, analyze, process, use and distribute information in possession of the bound parties as defined under Article 7 of the law. State-owned companies, companies with majority state-owned capital, mixed-economy companies and all other business organizations where the National State has a majority interest in capital or in the formation of corporate decisions are deemed bound parties, except for companies authorized to make public offerings of their securities. Law No. 27,275 will come into effect one year after its publication in the Official Gazette.

On January 31, 2017, Decree No. 79/2016 was published in the Official Gazette, modifying the public information access right established under the “General Regulation of Access to Public Information for the National Executive Office.” The decree established that exceptions to the definition of bound parties, as described in Law No. 27,275, will come into effect the day after their publication in the Official Gazette.

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2016, 2015 and 2014 and transactions with the mentioned parties for the years ended December 31, 2016, 2015 and 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	2016			2015			2014
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	97	162	99	110	209	35	3	56	16
Compañía Mega S.A.	—	797	80	12	481	381	7	528	40
Refinería del Norte S.A.	—	296	39	—	125	11	—	145	11
Bizoy S.A.	9	—	—	4	—	—	—	4	—
Y-GEN Eléctrica S.R.L.	—	2	—	—	—	—	—	—	—

	106	1,257	218	126	815	427	10	733	67

Associates:
Central Dock Sud S.A.	—	108	—	—	194	—	—	89	—
YPF Gas S.A. (1)	35	375	35	33	98	44	—	—	—
Oleoductos del Valle S.A.	—	—	81	—	—	56	—	—	33
Terminales Marítimas Patagónicas S.A.	—	—	44	—	—	44	—	—	28
Oleoducto Trasandino (Argentina) S.A.	—	—	5	—	—	2	—	—	2
Oleoducto Trasandino (Chile) S.A.	2	—	—	1	—	—	—	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	31	4	—	27	6	—	7
Oiltanking Ebytem S.A.	—	—	50	—	—	45	—	—	25

	41	483	246	38	292	218	6	89	95

	147	1,740	464	164	1,107	645	16	822	162

	2016			2015			2014
	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net
Joint ventures:
Profertil S.A.	956	620	—	823	305	—	304	409	—
Compañía Mega S.A.	2,673	337	—	1,396	470	—	2,485	178	—
Refinería del Norte S.A.	998	133	3	824	195	—	859	62	—
Bizoy S.A.	5	—	—	—	—	—	13	—	—
Y-GEN Eléctrica S.R.L.	2	—	—	—	—	—	—	—	—

	4,634	1,090	3	3,043	970	—	3,661	649	—

Associates:
Central Dock Sud S.A.	579	—	38	322	—	8	222	—	7
YPF Gas S.A. (1)	761	41	—	231	35	—	—	—	—
Oleoductos del Valle S.A.	—	408	—	—	220	—	—	181	—
Terminales Marítimas Patagónicas S.A.	—	309	—	—	215	—	1	190	—
Oleoducto Trasandino (Argentina) S.A.	—	25	—	—	20	—	—	17	—
Gasoducto del Pacífico (Argentina) S.A.	—	170	—	—	113	—	—	85	—
Oiltanking Ebytem S.A.	—	350	—	—	200	—	—	147	—

	1,340	1,303	38	553	803	8	223	620	7

	5,974	2,393	41	3,596	1,773	8	3,884	1,269	7

(1)	Disclosed balances and transactions since the date of the acquisition of associates. See Note 3.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Credits / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2016	2015	2014	2016	2015	2014
CAMMESA	(1)	3,782	2,156	1,049	20,934	12,079	7,816
CAMMESA	(2)	(170)	(196)	(39)	(2,189)	(1,460)	(1,121)
ENARSA	(3)	727	758	395	2,541	1,635	1,507
ENARSA	(4)	(1,357)	(893)	(203)	(955)	(1,141)	(476)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(5)	364	255	183	3,066	2,178	2,676
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(6)	(2)	—	—	(14)	(1)	—
Ministry of Energy and Mining	(7)	10,881	9,859	3,390	16,757	12,345	7,762
Ministry of Energy and Mining	(8)	—	1,988	—	—	1,988	—
Ministry of Energy and Mining	(9)	129	207	80	93	84	81
Ministry of Energy and Mining	(10)	142	91	85	132	123	110
Ministry of Energy and Mining	(11)	759	149	—	759	711	—
Ministry of Transport	(12)	1,152	412	244	5,658	3,746	3,763
Secretariat of Industry	(13)	378	27	15	422	621	233

(1)	The provision of fuel oil and natural gas, and electric power generation.
(2)	Selling and purchases of energy.
(3)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(4)	The purchase of natural gas and crude oil.
(5)	The provision of jet fuel.
(6)	The purchase of miles for the YPF Serviclub program.
(7)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(8)	Benefits for the crude oil production incentive program.
(9)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(10)	Benefits for the bottle-to-bottle program.
(11)	Temporary economic assistance to Metrogas.
(12)	The compensation for providing gas oil to public transport of passengers at a differential price.
(13)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 16 of these financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a).

In addition, the Group holds BONAR 2020 (see Note 30.h) and 2021 (see Note 4), classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement. See Note 29.b).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2016, 2015 and 2014:

	2016(1)	2015(1)	2014(1)
Short-term employee benefits (2)	182	158	112
Share-based benefits	26	40	48
Post-retirement benefits	9	6	4
Termination benefits	94	5	—

	311	209	164

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned years.
(2)	Does not include Social Security contributions of 45, 55 and 57 for the years ended December 31, 2016, 2015 and 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

32. EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS

Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i. Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 80, 50 and 51 for the years ended December 31, 2016, 2015 and 2014, respectively.

ii. Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 1,272, 1,020 and 781 for the years ended December 31, 2016, 2015 and 2014, respectively.

iii. Share-based benefit plan

Consistent with share-based benefit plans approved in previous years, the Board of Directors at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2017, which will be valid for three years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

Likewise, the Board of Directors at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2018, which will be valid for three years from July 1, 2015 (grant date), with similar characteristics to existing plans.

Additionally, the Board of Directors at its meeting held on August 31, 2016, approved the creation of a new share-based benefit plan 2016-2019, which will be valid for three years from July 1, 2016 (grant date), with similar characteristics to existing plans.

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 153, 124 and 80 for the fiscal years ended December 31 2016, 2015 and 2014, respectively.

During the fiscal years ended December 31, 2016, 2015 and 2014, the Company has repurchased 171,330, 382,985 and 634,204 own shares issued for an amount of 50, 120 and 200, respectively, and has delivered to the beneficiaries of the plan 520,031, 623,350 and 563,754 shares, respectively, for purposes of compliance with the share-based benefit plans. The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Cost of acquisition of own shares”, while the nominal value and its adjustment derived from the monetary restatement made under the Prior Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contribution” accounts to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2016, 2015 and 2014, is as follows:

Plan 2013-2015

	2016	2015	2014
Amount at the beginning of the year	188,493	695,015	1,289,841
- Granted	9,130	—	—
- Settled	(193,878)	(503,535)	(563,754)
- Expired	(3,745)	(2,987)	(31,072)

Amount at end of year(1)	—	188,493	695,015

Expense recognized during the year	6	34	53
Fair value of shares on grant date (in dollars)	14.75	14.75	14.75

(1)	The plan had 7 months of life in 2016, 7 months of remaining life as of December 31, 2015 and between 10 and 19 months as of December 31, 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

32. EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS (Cont.)

Plan 2014-2017

	2016	2015	2014
Amount at the beginning of the year	234,130	356,054	—
- Granted	6,978	—	356,054
- Settled	(123,926)	(118,927)	—
- Expired	(17,904)	(2,997)	—

Amount at end of year(1)	99,278	234,130	356,054

Expense recognized during the year	28	53	27
Fair value of shares on grant date (in dollars)	33.41	33.41	33.41

(1)	The average remaining life of the plan is 7 months as of December 31, 2016, between 7 and 19 months as of December 31, 2015 and between 7 and 31 months as of December 31, 2014.

Plan 2015-2018

	2016	2015
Amount at the beginning of the year	602,079	—
- Granted	—	619,060
- Settled	(202,227)	(888)
- Expired	(60,393)	(16,093)

Amount at end of year(1)	339,459	602,079

Expense recognized during the year	63	37
Fair value of shares on grant date (in dollars)	19.31	19.31

(1)	The average remaining life of the plan is between 7 and 19 months as of December 31, 2016 and between 7 and 31 months as of December 31, 2015.

Plan 2016-2019

2016
Amount at the beginning of the year	—
- Granted	682,307
- Settled	—
- Expired	—

Amount at end of year(1)	682,307

Expense recognized during the year	56
Fair value of shares on grant date (in dollars)	16.99

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2016.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

33. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	2016				2015			2014
	Amount in currencies other than the Argentine peso		Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	169		15.79	2,669	46	12.94	595	73	8.45	617
Real	10		4.84	48	10	3.31	33	6	3.2	19
Trade receivables
Real	—		—	—	—	—	—	5	3.2	16
Investments in financial assets U.S. Dollar	490		15.79	7,737	—	—	—	—	—	—

Total noncurrent assets				10,454			628			652

Current assets
Trade receivables
U.S. Dollar	397		15.79	6,269	307	12.94	3,973	341	8.45	2,881
Chilean peso	10,542		0.02	211	16,971	0.02	339	11,043	0.01	110
Real	23		4.84	111	15	3.31	50	24	3.2	77
Other receivables
U.S. Dollar	349		15.79	5,511	407	12.94	5,267	473	8.45	3,997
Euro	15		16.63	249	6	14.07	84	3	10.26	31
Real	4		4.84	19	7	3.31	23	3	3.2	10
Chilean peso	—		—	—	27	0.02	1	4,344	0.01	43
Yen	—		—	—	119	0.11	13	—	—	—
Investments in financial assets U.S. Dollar	478		15.79	7,548	—	—	—	—	—	—
Cash and cash equivalents
U.S. Dollar	414		15.79	6,537	1,009	12.94	13,056	647	8.45	5,467
Chilean peso	240		0.02	5	502	0.02	10	—	—	—
Real	2		4.84	10	4	3.31	13	—	—	—
Swiss franc	—	(2)	15.52	6	—	—	—	—	—	—

Total current assets				26,476			22,829			12,616

Total assets				36,930			23,457			13,268

Noncurrent liabilities
Provisions
U.S. Dollar	2,675		15.89	42,506	2,774	13.04	36,173	2,785	8.55	23,812
Loans
U.S. Dollar	5,741		15.89	91,222	4,403	13.04	57,417	2,845	8.55	24,325
Real	13		4.88	63	4	3.35	13	—	—	—
Swiss franc	300		15.57	4,673	—	—	—	—	—	—
Other liabilities
U.S. Dollar	21		15.89	334	24	13.04	316	35	8.55	303
Accounts payable
U.S. Dollar	133		15.89	2,113	13	13.04	166	20	8.55	167

Total noncurrent liabilities				140,911			94,085			48,607

Current liabilities
Provisions
U.S. Dollar	45		15.89	715	80	13.04	1,043	177	8.55	1,513
Taxes payable
Real	5		4.88	24	6	3.31	20	—	—	—
Chilean peso	1,055		0.02	21	1,077	0.02	22	—	—	—
Loans
U.S. Dollar	1,054		15.89	16,754	1,543	13.04	20,121	911	8.55	7,792
Real	17		4.88	82	35	3.35	117	16	3.2	51
Swiss franc	3		15.57	45	—	—	—	—	—	—
Salaries and social security
U.S. Dollar	6		15.89	96	7	13.04	91	3	8.55	26
Real	2		4.88	10	2	3.35	7	2	3.2	6
Chilean peso	501		0.02	10	423	0.02	8	—	—	—
Other liabilities
U.S. Dollar	275		15.89	4,371	32	13.04	412	83	8.55	708
Accounts payable
U.S. Dollar	1,197		15.89	19,020	1,845	13.04	24,064	1,932	8.55	16,520
Euro	15		16.77	252	26	14.21	369	24	10.41	248
Chilean peso	4,915		0.02	98	1,283	0.02	26	6,387	0.01	64
Real	9		4.88	44	14	3.35	47	11	3.2	35
Swiss franc	—	(2)	15.57	3	—	—	—	—	—	—
Yen	—		—	—	29	0.11	3

Total current liabilities				41,545			46,350			26,963

Total liabilities				182,456			140,435			75,570

(1)	Exchange rate in force at December 31, 2016, 2015 and 2014 according to Banco Nación Argentina.
(2)	Registered value less than 1.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

34. SUBSEQUENT EVENTS

–	On February 23, 2017, YPF and PetroUruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area located in the province of Neuquén, for a total of US$ 18 million. As a result, YPF has increased its participating interest in the Aguada de la Arena area to 100%.

–	On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement (hereinafter, the “Agreement”) through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million plus VAT, in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area. The Agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant regulatory approval of the province of Neuquén authorities, the execution of the project will begin, through which O&G will acquire a 50% participating interest in the exploitation concession that covers an area of 204 km2.

–	On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate the investments in natural gas from non-conventional reservoirs in the Neuquina basin, and in effect as of its publication until December 31, 2021.

The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional gas. The minimum prices established by the Resolution are US$ 7.50 /MMBtu for 2018, US$ 7.00 /MMBtu for 2019, US$ 6.50 /MMBtu for 2020 and US$ 6.00/MMBtu for 2021.

The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

–	On March 28, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Entities, the Creditors’ Committees and the Maxus Entities submitted an alternative restructuring plan (the “Alternative Plan”) that does not incorporate the agreement (the “Agreement”) with YPF, together with the YPF Entities, to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit. Under the Alternative Plan, a liquidating trust (the “Liquidating Trust”) may pursue alter ego claims or any other estate claims against the Company and the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, a creditor of the Maxus Entities. As a consequence of the filing of the Alternative Plan, an event of default has occurred under the U.S.$ 63.1 million debtor-in-possession loan (“DIP Loan”) provided by YPF Holdings Inc. and YPF Holdings sent a notice of default accordingly.

–	On March 29, 2017, a Memorandum of Understanding was signed between Pan American Energy LLC (Argentina branch) (“PAE”), Total Austral S.A. (Argentina branch) (“TOTAL”), Wintershall Energĺa S.A. (“WIAR”) and YPF (collectively, the “Parties”), for which approval for the following will be requested from the applicable authority:

(i)	division of the Aguada Pichana area into two new “Aguada Pichana East” (“APE”) and “Aguada Pichana West” (“APO”) areas with an area of 761 km2 (629 km2 net perforations) and 604 km2 (443 km2 net perforations), respectively;

(ii)	the combination of the Aguada de Castro (“ACA”) area, which has an area of 163 km2, with the new APO area. Both areas combined will have a total area of 767 km2;

(iii)	in both cases, a Non-Conventional Hydrocarbon Exploitation Concession will be requested, led by each of the Parties in the areas. To this end, the Parties will propose an investment project of U.S.$300 million for APE and U.S.$200 million for APO and ACA; and

(iv)	the granting of the benefits provided in Resolution No. 46-E/2017 of the Ministry of Energy and Mining.

If approval is granted, APE will be operated by TOTAL and APO and ACA will be operated by PAE.

YPF’s current participation is 27.27% in the Aguada Pichana area and 50% in the Aguada de Castro area.

The Memorandum of Understanding contemplates the modification of the participating interest of YPF on the following terms:

-	In the APE area, YPF’s participation will be 22.50%, which implies in respect of its current participation the sale of a 4.77% participating interest (equivalent to 30 km2 net perforations).

-	In the combined APO and ACA area, YPF’s participation will be 30%, which implies in respect of its current participation the same participation in APO and a sale of a 12.58% participating interest in ACA (equivalent to 20.5 km2 net perforations).

Notwithstanding the changes in the participating interest in APE, all existing assets, including the production of existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified in terms of the participation of the Parties.

In the event the corresponding approvals are obtained and definitive agreements are signed, subject to the fulfillment of certain conditions precedent, this will allow YPF to receive the sum of U.S.$52.3 million for the aforementioned transfer of participating interests.

–	On March 30, 2017, Metrogas, MINEM and Ministry of Economy signed the Transitional Agreement 2017 and the Letter of Understanding of Contractual Renegotiation, and on March 30, 2017, ENARGAS issued Resolution No. I/4356/2017 that decided (i) the tariff schedules that resulted from the analysis made by ENARGAS within the framework of the Integral Tariff Review, (ii) the transitional tariff schedules to apply as of April 1, 2017, (iii) the mandatory investments plan, and (iv) the methodology of the six-month adjustments.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2016, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2016, presented for regulatory purposes before the CNV, have been approved by the Board of Director’s meeting and authorized to be issued on March 9, 2017, and will be considered by the next annual shareholders’ meeting. These consolidated financial statements, which comprise those presented before the CNV on March 9, 2017, and an update of Note 34 – “Subsequent events” and the inclusion of Note 35 – “Supplemental information on oil and gas producing activities (unaudited)”, have been approved by Management on April 7, 2017.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

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

Information on net proved reserves as of December 31, 2016, 2015 and 2014 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Group. Consequently, for calculation of our net proved reserves as of December 31, 2016, the Group considered the realized prices for crude oil in the domestic market (which are higher than those that had prevailed in the international market), taking into account the unweighted average price for each month within the twelve-month period ended December 31, 2016. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Group used average realized gas prices during the year to determine its gas reserves.

Notwithstanding the foregoing, commodity prices have declined significantly since 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our oil and natural gas reserves are estimates” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our reserves and production are likely to decline”.

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Group excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as “royalties” under local rules. The same methodology is followed in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of natural gas liquids.

Technology used in establishing proved reserves additions in 2016

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2016, 2015 and 2014, by hydrocarbon product.

	2016				2015						2014
Oil and Condensate	Worldwide	Argentina	Other foreign		Worldwide		Argentina		Other foreign		Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated entities

At January 1,	608	607	1		601		600		1		552	551	1

Developed	440	439	1		447		446		1		422	421	1

Undeveloped	168	168	—		154		154		—		130	130	—

Revisions of previous estimates (1)	(75)	(74)	(1)		31		31		*		74	73	1
Extensions and discoveries	45	45	—		44		44		—		40	40	—
Improved recovery	35	35	—		23		23		—		16	16	—
Purchase of minerals in place	2	2	—		—		—		—		17	17	—
Sale of minerals in place	(* )	(* )	—		(*	)	(*	)	—		(9)	(9)	—
Production for the year (2)	(90)	(90)	(*	)	(91)		(91)		(*	)	(89)	(89)	(*	)

At December 31, (3)	525	525	—		608		607		1		601	600	1

Developed	380	380	—		440		439		1		447	446	1

Undeveloped	145	145	—		168		168		—		154	154	—

Equity-accounted entities

At January 1,	—	—	—		—		—		—		—	—	—

Developed	—	—	—		—		—		—		—	—	—

Undeveloped	—	—	—		—		—		—		—	—	—
Revisions of previous estimates (1)	—	—	—		—		—		—		—	—	—
Extensions and discoveries	—	—	—		—		—		—		—	—	—
Improved recovery	—	—	—		—		—		—		—	—	—
Purchase of minerals in place	—	—	—		—		—		—		—	—	—
Sale of minerals in place	—	—	—		—		—		—		—	—	—
Production for the year (2)	—	—	—		—		—		—		—	—	—

At December 31, (3)	—	—	—		—		—		—		—	—	—

Developed	—	—	—		—		—		—		—	—	—

Undeveloped	—	—	—		—		—		—		—	—	—

	2016				2015						2014
Oil and Condensate	Worldwide	Argentina	Other foreign		Worldwide		Argentina		Other foreign		Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated and Equity-accounted entities

At January 1,

Developed	440	439	1		447		446		1		422	421	1

Undeveloped	168	168	—		154		154		—		130	130	—

Total	608	607	1		601		600		1		552	551	1

At December 31,

Developed	380	380	—		440		439		1		447	446	1

Undeveloped	145	145	—		168		168		—		154	154	—

Total	525	525	—		608		607		1		601	600	1

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Crude oil production for the years 2016, 2015 and 2014 includes an estimated approximately 13, 13 and 13 mmbbl, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of crude oil in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved crude oil reserves of consolidated entities as of December 31, 2016, 2015 and 2014 include an estimated approximately 76, 88 and 91 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved crude oil reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

	2016			2015			2014
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide		Argentina		Other foreign
	(Millions of barrels)
Consolidated entities
At January 1,	71	71	—	73	73	—	76		76		—
Developed	56	56	—	53	53	—	55		55		—
Undeveloped	15	15	—	20	20	—	21		21		—
Revisions of previous estimates (1)	5	5	—	9	9	—	2		2		—
Extensions and discoveries	11	11	—	10	10	—	13		13		—
Improved recovery	—	—	—	—	—	—	—		—		—
Purchase of minerals in place	—	—	—	—	—	—	*		*		—
Sale of minerals in place	—	—	—	(3)	(3)	—	(*	)	(*	)	—
Production for the year (2)	(19)	(19)	—	(18)	(18)	—	(18)		(18)		—

At December 31, (3)	68	68	—	71	71	—	73		73		—

Developed	53	53	—	56	56	—	53		53		—
Undeveloped	15	15	—	15	15	—	20		20		—

Equity-accounted entities

At January 1,	—	—	—	—	—	—	—		—		—
Developed	—	—	—	—	—	—	—		—		—
Undeveloped	—	—	—	—	—	—	—		—		—
Revisions of previous estimates (1)	—	—	—	—	—	—	—		—		—
Extensions and discoveries	—	—	—	—	—	—	—		—		—
Improved recovery	—	—	—	—	—	—	—		—		—
Purchase of minerals in place	—	—	—	—	—	—	—		—		—
Sale of minerals in place	—	—	—	—	—	—	—		—		—
Production for the year (2)	—	—	—	—	—	—	—		—		—

At December 31, (3)	—	—	—	—	—	—	—		—		—

Developed	—	—	—	—	—	—	—		—		—
Undeveloped	—	—	—	—	—	—	—		—		—

	2016			2015			2014
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide		Argentina		Other foreign
	(Millions of barrels)
Consolidated and Equity-accounted entities
At January 1,

Developed	56	56	—	53	53	—	55		55		—

Undeveloped	15	15	—	20	20	—	21		21		—

Total	71	71	—	73	73	—	76		76		—

At December 31,

Developed	53	53	—	56	56	—	53		53		—

Undeveloped	15	15	—	15	15	—	20		20		—

Total	68	68	—	71	71	—	73		73		—

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas liquids production for the years 2016, 2015 and 2014 includes an estimated approximately 2, 2 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas liquids reserves of consolidated entities as of December 31, 2016, 2015 and 2014 include an estimated approximately 8, 14 and 11 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas liquids reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

	2016				2015				2014
Natural gas	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated entities
At January 1,	3,072	3,067	5		3,016	3,011	5		2,558	2,555	3
Developed	2,210	2,205	5		2,267	2,262	5		1,938	1,935	3
Undeveloped	862	862	—		749	749	—		620	620	—
Revisions of previous estimates (1)	(110)	(105)	(5)		174	174	*		444	441	3
Extensions and discoveries	371	371	—		520	520	—		421	421	—
Improved recovery	1	1	—		1	1	—		1	1	—
Purchase of minerals in place	165	165	—		—	—	—		315	315	—
Sale of minerals in place	(* )	(* )	—		(70)	(70)	—		(176)	(176)	—
Production for the year (2)	(576)	(576)	(*	)	(569)	(569)	(*	)	(547)	(546)	(1)

At December 31, (3) (4)	2,923	2,923	—		3,072	3,067	5		3,016	3,011	5

Developed	2,143	2,143	—		2,210	2,205	5		2,267	2,262	5
Undeveloped	780	780	—		862	862	—		749	749	—

Equity-accounted entities

At January 1,	—	—	—		—	—	—		—	—	—
Developed	—	—	—		—	—	—		—	—	—
Undeveloped	—	—	—		—	—	—		—	—	—
Revisions of previous estimates (1)	—	—	—		—	—	—		—	—	—
Extensions and discoveries	—	—	—		—	—	—		—	—	—
Improved recovery	—	—	—		—	—	—		—	—	—
Purchase of minerals in place	—	—	—		—	—	—		—	—	—
Sale of minerals in place	—	—	—		—	—	—		—	—	—
Production for the year (2)	—	—	—		—	—	—		—	—	—

At December 31, (3)	—	—	—		—	—	—		—	—	—

Developed	—	—	—		—	—	—		—	—	—
Undeveloped	—	—	—		—	—	—		—	—	—

	2016			2015			2014
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated and Equity-accounted entities
At January 1,
Developed	2,210	2,205	5	2,267	2,262	5	1,938	1,935	3
Undeveloped	862	862	—	749	749	—	620	620	—

Total	3,072	3,067	5	3,016	3,011	5	2,558	2,555	3

At December 31,
Developed	2,143	2,143	—	2,210	2,205	5	2,267	2,262	5
Undeveloped	780	780	—	862	862	—	749	749	—

Total	2,923	2,923	—	3,072	3,067	5	3,016	3,011	5

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas production for the years 2016, 2015 and 2014 includes an estimated approximately 60, 58 and 60 bcf, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas reserves of consolidated entities as of December 31, 2016, 2015 and 2014 include an estimated approximately 337, 329 and 324 bcf, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Proved natural gas reserves of consolidated entities and equity-accounted entities as of December 31, 2016, 2015 and 2014 include an estimated approximately 467, 635 and 554 bcf, respectively, which is consumed as fuel at the field.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

	2016			2015			2014
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil equivalent)
Consolidated entities
At January 1,	1,226	1,224	2	1,212	1,210	2	1,083	1,082	1
Developed	889	887	2	905	903	2	822	821	1
Undeveloped	337	337	—	307	307	—	261	261	—
Revisions of previous estimates (2)	(89)	(87)	(2)	71	70	1	155	154	2
Extensions and discoveries	122	122	—	147	147	—	129	129	—
Improved recovery	35	35	—	23	23	—	17	17	—
Purchase of minerals in place	31	31	—	—	—	—	74	74	—
Sale of minerals in place	(1)	(1)	—	(16)	(16)	—	(42)	(42)	—
Production for the year (3)	(211)	(211)	—	(211)	(210)	(1)	(204)	(204)	(*	)

At December 31, (4)	1,113	1,113	—	1,226	1,224	2	1,212	1,210	2

Developed	815	815	—	889	887	2	905	903	2
Undeveloped	298	298	—	337	337	—	307	307	—

Equity-accounted entities

At January 1,	—	—	—	—	—	—	—	—	—
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (2)	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (3)	—	—	—	—	—	—	—	—	—

At December 31, (4)	—	—	—	—	—	—	—	—	—

Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2016			2015			2014
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil equivalent)
Consolidated and Equity-accounted entities
At January 1,
Developed	889	887	2	905	903	2	822	821	1
Undeveloped	337	337	—	307	307	—	261	261	—

Total	1,226	1,224	2	1,212	1,210	2	1,083	1,082	1

At December 31,
Developed	815	815	—	889	887	2	905	903	2
Undeveloped	298	298	—	337	337	—	307	307	—

Total	1,113	1,113	—	1,226	1,224	2	1,212	1,210	2

*	Not material (less than 1)
(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Barrel of oil equivalent production of consolidated entities for the years 2016, 2015 and 2014 includes an estimated approximately 27, 26 and 27 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Barrel of oil equivalent production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Proved oil equivalent reserves of consolidated entities as of December 31, 2016, 2015 and 2014 include an estimated approximately 144, 176 and 160 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved oil equivalent reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

The paragraphs below explain in further detail the most significant changes in our proved reserves during 2016, 2015 and 2014.

Changes in our estimated proved reserves during 2016

a) Extensions and Discoveries

As a result of wells drilled in unproved reserves and resources areas, approximately 42 mmboe of proved developed reserves (15.5 mmbbl of crude oil, 3.8 mmbbl of NGL and 128.8 bcf of natural gas), and 79 mmboe of proved undeveloped reserves (29 mmbbl of crude oil, 7 mmbbl of NGL and 242 bcf of natural gas) were added.

The main proved undeveloped reserves additions are related to non-conventional and tight gas activities in the Neuquina basin, while proved developed reserves contributions are mainly from projects in the Neuquina and Golfo San Jorge basins.

b) Improved Recovery

A total of approximately 35 mmboe of proved reserves were added, mainly due to new projects and positive production response. The main contributions come from the Golfo San Jorge basin (8 mmboe of proved developed and 17 mmboe of proved undeveloped reserves), while 7 mmboe of proved developed reserves and 2 mmboe of proved undeveloped secondary recovery reserves were added in the Neuquina basin.

c) Sales and Acquisitions

As a net result of sales and acquisitions, 30.7 mmboe of proved reserves (19.5 mmboe of proved developed reserves and 11.2 mmboe of proved undeveloped reserves) were added. These reserves increases are related mainly to the acquisition of interests in the Rĺo Neuquén and Aguada de la Arena fields.

d) Revisions of Previous Estimates

During 2016, the Company’s proved reserves were revised downwards by 89 mmboe (75 mmbbl of crude oil and 110 bcf of natural gas and an increase of 5 mmbbl of NGL).

The main revisions to proved reserves were due to the following:

–	As a result of a lower average oil price in 2016, its impact on incomes, and on the economic limit of fields, 105 mmboe of proved developed reserves were deducted mainly from oil fields. Changes occurred mainly in the fields of the Golfo San Jorge basin (-40 mmboe), the Neuquina basin (-43 mmboe), the Austral basin (-14 mmboe) and the Cuyana basin (-8 mmboe).

–	New economic conditions also affected the economics of scheduled projects, resulting in a 45 mmboe reduction of proved undeveloped reserves, mainly from oil fields of the Golfo San Jorge basin (-16 mmboe), the Neuquina basin (-14 mmboe), the Austral basin (-12 mmboe) and the Cuyana basin (-2 mmboe).

–	Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of 68 mmboe to proved developed reserves, according to new reserves estimates. Upward revisions of 80 mmboe are primarily due to better than expected well performance mainly in the Neuquina basin (27 mmboe) and the Golfo San Jorge basin (42 mmboe). Downward revisions of approximately 12 mmboe are mainly related to performance updates in certain wells in the Neuquina basin.

–	A total volume of 12 mmboe of proved reserves was added due to feasibility studies performed to include new field development projects, mainly in the Neuquina basin (10 mmboe) and the Golfo San Jorge basin (2 mmboe).

–	Net production and forecasts from some new wells were lower than expected, resulting in a 10 mmboe reduction of proved reserves. The main differences were found in the Neuquina, Golfo San Jorge and Austral basins.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Changes in our estimated proved reserves during 2015

a) Extensions and Discoveries

Wells drilled in unproved reserves and resource areas added approximately 54 mmboe of proved developed reserves (20 mmbbl of crude oil, 2 mmbbl of NGL and 178 bcf of natural gas), and 93 mmboe of proved undeveloped reserves (24 mmbbl of crude oil, 8 mmbbl of NGL and 342 bcf of natural gas).

The main proved undeveloped reserves additions are related to unconventional and tight gas activities in the Neuquina basin, while proved developed reserves contributions come in most cases from the Neuquina and San Jorge basin projects.

b) Improved Recovery

Approximately 23 mmboe of proved reserves were added mainly due to new projects and positive production response. The main contributions came from the Golfo San Jorge basin (8 mmboe proved developed reserves and 5 mmboe proved undeveloped reserves) and the Neuquina basin (5 mmboe proved developed reserves and 3 mmboe proved undeveloped reserves). Minor additions came from the Cuyana and Austral basins.

c) Sales and Acquisitions

As a result of sales and acquisitions, proved reserves declined by 16.3 mmboe (-8.2 mmboe proved developed reserves and -8.1 mmboe proved undeveloped reserves). This reduction in reserves was mainly related to a modification in the joint venture agreement in the Rincón del Mangrullo field. Additionally, in the El Orejano field, a new joint venture resulted in a reduction of proved developed reserves.

d) Revisions of Previous Estimates

During 2015, the Company’s proved reserves were revised upwards by 71 mmboe (31 mmbbl of crude oil, 9 mmbbl of NGL and 175 bcf of natural gas).

The main revisions to proved reserves were due to the following:

–	Total liquids and gas production performance was better than expected, resulting in a 56 mmboe (29.3 mmbbl of crude oil, 5.7 mmbbl of NGL and 117 bcf of natural gas) addition to proved developed reserves. The most significant additions came from the Neuquina and Golfo San Jorge basins. The main fields which performed below expectations were in the Austral basin, resulting in these cases in a reduction of proved reserves.

–	Scheduled compression projects and corresponding production forecasts were reviewed according to the reservoir’s current performance and the available compression technology. This revision resulted in a 21 mmboe addition to proved reserves in the Neuquina basin.

–	Approximately 17 mmboe (8.8 mmbbl of crude oil and 47.4 bcf of natural gas) of proved reserves were added as a result of feasibility studies performed to include new projects pursuant to field development plans, mainly in the Golfo San Jorge basin. Proved reserves were also added in the Austral and Neuquina basins.

This was partially offset by:

–	Mainly as a result of the impact of lower average oil prices in 2015 on economics, 21 mmboe (9.4 mmbbl of crude oil and 64.6 bcf of natural gas) of proved reserves were removed. This price reduction primarily affected reserves in the Austral, Golfo San Jorge and Neuquina basins.

–	Net production and forecasts from some new wells were lower than expected, resulting in a 10 mmboe reduction of proved reserves. The main differences were found in the Neuquina and Golfo San Jorge basins.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Changes in our estimated proved reserves during 2014

a) Extensions and Discoveries

Wells drilled in unproved reserve areas added approximately 129 mmboe of proved reserves (40 mmbbl of crude oil, 13 mmbbl of NGL and 421 bcf of natural gas), mainly from the Neuquina and Golfo San Jorge basins.

A total of approximately 60.2 mmboe of proved reserves (2.4 mmbbl of crude oil, 6.9 mmbbl of NGL and 285.6 bcf of gas) were added as a result of wells drilled and scheduled to be drilled in tight gas formations in the Neuquina basin. The main contributions came from the Lajas and Mulichinco formations.

A total of 23.4 mmboe (11.8 mmbbl of crude oil, 5.6 mmbbl of NGL and 33.3 bcf of natural gas) of unconventional proved reserves were added as a result of wells drilled in areas with unproved reserves and additional well locations scheduled to be drilled in the Neuquina basin.

In the Golfo San Jorge basin, 17.9 mmboe of proved reserves (13.3 mmboe of crude oil and 26.2 bcf of natural gas) were added as a result of new extension wells drilled and new locations added to the development plan.

b) Improved Recovery

A total of approximately 17 mmboe of proved reserves were added, mainly due to new projects and positive production response, including:

–	In the San Jorge basin, 15.7 mmbbl of secondary recovery reserves of crude oil were added as a result of new projects and improved production response of existing projects.

–	In the Neuquina basin, proved undeveloped secondary recovery reserves were reduced by 4.5 mmbbl of crude oil, due to changes in workover and drilling scheduled activities in accordance with a new project strategy. This was partially offset by a total of 3.3 mmbbl of proved reserves of crude oil added as a result of production response from ongoing projects.

c) Sales and Acquisitions

–	During 2014, additional gas and oil fields were acquired in the Neuquina basin (13 fields) and the Austral basin (2 fields). As a result, 69.3 mmboe of proved reserves were added (13.8 mmbbl of crude oil, 0.6 mmbbl of NGL and 308 bcf of natural gas), most of which are from operated fields.

–	On November 17, 2014, we entered into an agreement to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes area, until the concession contract expires, which was previously extended (for the portion located in Santa Cruz) exclusively by us during 2012. This resulted in a 28.9 mmboe reduction (reductions of 3.9 mmbbl of crude oil and 140.0 bcf of natural gas) of proved reserves in this area of the Austral basin because YPF’s working interest in these fields was reduced.

d) Revisions of Previous Estimates

During 2014, the Company’s proved reserves were revised upwards by 155 mmboe (74 mmbbl of crude oil, 2 mmbbl of NGL and 444 bcf of natural gas).

The main revisions to proved reserves were due to the following:

–	The term of concession contracts was extended for several operated and non-operated fields located in the Rio Negro and Tierra del Fuego provinces. As a result, approximately 75 mmboe of proved reserves (25.3 mmbbl of crude oil, 1.8 mmbbl of NGL and 268.7 bcf of natural gas) were added. Fields included in these contracts are mainly in the Neuquina and Austral basins.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

–	Existing development plans were revised and new development plans were finalized for recently acquired fields through the acquisition of the Apache Group assets in the Neuquina and Austral basins. As a result, a total of 29 mmboe of proved undeveloped reserves (5.2 mmbbl of crude oil, 1.1 mmbbl of NGL and 126.4 bcf of natural gas) were added, mainly in the Neuquina basin.

–	In the Golfo San Jorge basin, a net volume of 7.0 mmboe of proved developed reserves (7.9 mmbbl of crude oil and a decrease of 4.6 bcf of natural gas) was added as a result of better than expected production and revised production forecasts.

–	In the Neuquina basin, 23.8 mmboe of proved reserves (10.9 mmbbl of crude oil and 73 bcf of natural gas) were added as a result of fields performing above forecast.

–	A total of 9.2 mmboe of proved reserves (6.1 mmbbl of crude oil and 17.7 bcf of natural gas) was added due to feasibility studies performed to include new projects to the field development plans, mainly in the Neuquina and Golfo San Jorge basins.

This was partially offset by:

–	Net results from certain new wells were lower than expected, resulting in a 6.0 mmboe reduction of proved reserves (reductions of 2.2 mmbbl of crude oil, 2.0 mmbbl of NGL and 10.1 bcf of natural gas). The main reductions were in the Neuquina and Golfo San Jorge basins.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2016, 2015 and 2014:

	2016			2015			2014
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	621,717	—	621,717	451,900	4,312	456,212	260,759	2,763	263,522
Support equipment and facilities	18,263	—	18,263	16,920	—	16,920	11,037	—	11,037
Drilling and work in progress	36,966	—	36,966	45,715	—	45,715	26,903	—	26,903
Unproved oil and gas properties	4,788	526	5,314	6,473	451	6,924	3,587	84	3,671

Total capitalized costs	681,734	526	682,260	521,008	4,763	525,771	302,286	-2,847	305,133
Accumulated depreciation and valuation allowances	(473,814)	—	(473,814)	(327,579)	(3,811)	(331,390)	(192,010)	(2,308)	(194,318)

Net capitalized costs	207,920	526	208,446	193,429	952	194,381	110,276	539	110,815

There is no Group’s share in equity method investees’ capitalized costs during the years ended December 31, 2016, 2015 and 2014.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2016, 2015 and 2014:

	2016			2015			2014
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	—	—	—	—	—	—	2,784	—	2,784
Acquisition of proved properties	2,093	—	2,093	—	—	—	5,719	—	5,719
Exploration costs	2,922	517	3,439	4,029	440	4,469	3,170	189	3,359
Development costs	49,302	25	49,327	44,753	84	44,837	37,615	182	37,797

Total costs incurred	54,317	542	54,859	48,782	524	49,306	49,288	371	49,659

There is no Group’s share in equity method investees’ costs incurred during the years ended December 31, 2016, 2015 and 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 5 “Segment information”, for the exploration and production business unit, relate to additional operations that do not arise from those properties held by the Group.

	2016			2015			2014
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	18,489	98	18,587	13,812	197	14,009	6,823	361	7,184
Net intersegment sales	95,496	—	95,496	64,191	—	64,191	62,093	—	62,093

Total net revenues	113,985	98	114,083	78,003	197	78,200	68,916	361	69,277
Production costs	(65,823)	(39)	(65,862)	(43,955)	(89)	(44,044)	(37,193)	(81)	(37,274)
Exploration expenses	(3,140)	17	3,157	(2,342)	(127)	(2,469)	(1,712)	(173)	(1,885)
Depreciation and expense for valuation allowances	(38,036)	(90)	(38,126)	(22,861)	(148)	(23,009)	(17,067)	(114)	(17,180)
Impairment of Property, plan and equipment	(34,943)		(34,943)	(2,361)	(174)	(2,535)	—	—	—

Other	(836)	—	(836)	(401)	(56)	(457)	(1,296)	48	(1,248)

Pre-tax income (loss) from producing activities	(28,793)	(48)	(28,841)	6,083	(397)	5,686	11,648	42	11,690
Income tax expense	10,434	16	10,450	(2,114)	79	(2,035)	(3,777)	(38)	(3,815)

Results of oil and gas producing activities	(18,359)	32	18,391	3,969	(318)	3,651	7,871	4	7,875

There is no Group’s share in equity method investees’ results of operations during the years ended December 31, 2016, 2015 and 2014.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of year-end (the “average price”). Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by the Group.

For the year ended December 31, 2016, the Group considered the realized prices for crude oil in the domestic market (which are higher than those that had prevailed in the international market), taking into account the unweighted average price for each month within the twelve-month period ended December 31, 2016.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Group used average realized gas prices during the year ended December 31, 2016.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Future production costs include the estimated expenditures related to production of the proved reserves, plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 15.84 as of December 31, 2016.

The standardized measure does not purport to be an estimate of the fair market value of the Group’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

	2016			2015			2014
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	669,791	—	669,791	670,085	589	670,674	513,786	644	514,430
Future production costs	(379,757)	—	(379,757)	(395,119)	(331)	(395,450)	(252,073)	(228)	(252,301)
Future development costs	(120,862)	—	(120,862)	(116,524)	(10)	(116,534)	(71,617)	(74)	(71,691)
Future income tax expenses	(29,956)	—	(29,956)	(30,724)	(70)	(30,794)	(37,454)	(116)	(37,570)
10% annual discount for estimated timing of cash flows	(32,805)	—	(32,805)	(30,075)	(56)	(30,131)	(53,403)	(82)	(53,485)

Total standardized measure of discounted future net cash flows	(106,411)	—	(106,411)	97,643	122	97,765	99,239	144	99,383

(1)	For the years ended December 31, 2016, 2015 and 2014, future cash inflows are stated net of the effect of withholdings on exports until 2016 in accordance with Law No. 26,732.

There is no Group’s share in equity method investees’ standardized measure of discounted future net cash flows during the years ended December 31, 2016, 2015 and 2014.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

35. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Beginning of year	97,765	99,383	61,626
Sales and transfers, net of production costs	(52,025)	(52,321)	(29,426)
Net change in sales and transfer prices, net of future production costs	(37,336)	(80,809)	(651)
Changes in reserves and production rates (timing)	4,385	3,748	14,588
Net changes for extensions, discoveries and improved recovery	40,565	30,956	18,423
Net change due to purchases and sales of minerals in place	3,234	—	7,294
Changes in estimated future development and abandonment costs	(19,356)	(28,225)	(13,134)
Development costs incurred during the year that reduced future development costs	28,689	24,475	12,128
Accretion of discount	10,652	13,646	7,069
Net change in income taxes	8,522	35,409	2,567
Others	(21,316)	51,503	18,899

End of year	106,411	97,765	99,383

There is no Group’s share in equity method investees’ changes in the standardized measure of discounted future net cash flows during the years ended December 31, 2016, 2015 and 2014.