Form 20-F
period 2020-12-31
YPF SOCIEDAD ANONIMA
filed 2021-04-22
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Federico Máquez

Tel: (011-54-11) 5441-5100

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2020 was:

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

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

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report, “YPF,” “the Company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled companies or, if the context requires, its predecessor companies (“Repsol”). “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol” refers to Repsol S.A., its affiliates and consolidated companies. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated statement of financial position as of December 31, 2020, 2019 and 2018, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2020, 2019 and 2018 and Notes 1 to 38.

Unless otherwise indicated, the information contained in this annual report reflects:

•

for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests (which are disclosed separately), and

•

for those joint operations whose results were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such joint operations at the date or for the periods indicated.

For information regarding consolidation, see Note 2.A to the Audited Consolidated Financial Statements.

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and our ability to satisfy our long-term sales commitments from future supplies available to us, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, WACC (weighted average cost of capital) investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, foreign exchange controls, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on our business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain our concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) and any stock market, as applicable, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects”. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

Abbreviations:

“bbl”	Barrels.
“bbl/d”	Barrels per day.
“bcf”	Billion cubic feet.
“bcf/d”	Billion cubic feet per day.
“bcm”	Billion cubic meters.
“bcm/d”	Billion cubic meters per day.
“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“kboe/d”	Thousand barrels of oil equivalent per day.
“cm”	Cubic meter.
“cm/d”	Cubic meters per day.
“dam3”	Cubic decameters (thousand cubic meters).
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“mbbl”	Thousand barrels.
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcf/d”	Thousand cubic feet per day.
“mcm”	Thousand cubic meters.
“mcm/d”	Thousand cubic meters per day.
“mboe”	Thousand barrels of oil equivalent.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.
“mmbbl/d”	Million barrels per day.
“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm”	Million cubic meters.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“mts”	Meters.
“NGL”	Natural gas liquids.
“psi”	Pound per square inch.

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

In January 2021, the SEC issued Final Rule Release No. 33-10890. This rule, which became effective on February 10, 2021, adopts amendments to modernize, simplify and enhance certain financial disclosure requirements in Regulation S-K. Specifically, the amendments eliminate, among others, the requirement for Selected Financial Data. The Company early adopted the amendment resulting in the elimination of Selected Financial Data (Item 301).

Risk Factors

The risks and uncertainties described below are those known by us as of the date of this report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations.

Summary Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive analysis or discussion of the material risks facing our business.

Summary Risks Relating to Argentina

•	The Argentine Republic owns 51% of the shares of the Company.

•	Our business is largely dependent upon economic conditions in Argentina.

•	The evolution of the Argentine economy is largely dependent on the sustainability of its public debt, including that owed to the IMF and the Paris Club.

•	Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

•	The Argentine economy has been and could be adversely affected by economic developments in other markets.

•	The implementation of new export duties, other taxes and import regulations could adversely affect our results.

•	We may be exposed to fluctuations in foreign exchange rates.

•	Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

•	We are subject to exchange and capital controls.

•	Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

Summary Risks Relating to our Business

•	We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.

•

An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.

•	Our domestic operations are subject to extensive regulation.

•	Limitations on local pricing of our products in Argentina may adversely affect our results of operations.

•	Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms.

•	A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.

•

We are and could be subject to direct and indirect import and export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.

•	Our reserves and production may decline.

•	Our oil and natural gas reserves are estimates.

•	Oil and gas activities are subject to significant economic, social, environmental and operational risks and to seasonal fluctuation of demand.

•	Our business depends on complex, long-term and capital intensive projects, including those related to the development of our unconventional oil and gas reserves.

•	We may not have sufficient insurance to cover all the operating hazards to which we are subject.

•	Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.

•	We may incur significant costs and liabilities related to environmental, health and safety matters.

•	Climate change and energy transition could affect our results and access to capital.

•	We face risks relating to certain legal proceedings.

•

We may be responsible for significant costs and liabilities depending on the outcome of the adversary proceeding against the Company and certain of its subsidiaries and other entities filed by the Maxus Energy Corporation Liquidating Trust (the “Liquidating Trust”) in the Delaware Bankruptcy Court

•	Our business depends to a significant extent on our production and refining facilities and logistics network.

•	We may be subject to organized labor action.

•	Our performance is largely dependent on recruiting and retaining key personnel.

•

We may suffer information technology system failures, network disruptions, and breaches in data security that could negatively affect our business, financial position, results of operations, and cash flows.

•	Our derivative risk management activities could result in financial losses.

•	Our actual production could differ materially from our forecasts.

•	We have limited control over the day to day activities carried out on properties that we do not operate.

•	We could be affected by violations of anticorruption, anti-bribery, anti-money laundering and other national and international regulations.

•	If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt.

Summary Risks Relating to Our Class D Shares and ADSs

•	The market price for our shares and ADSs may be subject to significant volatility.

•	Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock.

•	Capital controls imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs.

•	We may not be able to pay, maintain or increase dividends.

•

We are traded on more than one market and this may result in price volatility; in addition, investors may not be able to easily transfer securities to take advantage of pricing opportunities for trading between such markets.

•	Under Argentine law, shareholder rights may be different from other jurisdictions.

•	Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and of the ADSs.

•	You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs.

•	You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings.

•	Shareholders outside of Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our Class D shares or the ADSs.

Risks Relating to Argentina

The Argentine Republic owns 51% of the shares of the Company.

The Argentine Republic owns 51% of the shares of the Company (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—The Expropriation Law”), and consequently, the federal government is able to determine all matters requiring approval by a majority of shareholders, including the election of a majority of directors. We cannot assure you that decisions taken by our controlling shareholder would not differ from your interests as a shareholder (including the pricing policy of all our main products), and thus affect our operational decisions (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—The Expropriation Law”, “—Risks Relating to Our Business—Our domestic operations are subject to extensive regulation” and “—Risks Relating to Our Business—Limitations on local pricing of our products in Argentina may adversely affect our results of operations”). Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential election is scheduled for October 2023 and the next legislative elections are scheduled to be held on October 24, 2021. The result of presidential as well as legislative mid-term and full term elections may lead to changes in government policies that impact upon the Company. We cannot give you any assurance as to whether such changes will occur or as to their timing, nor can we estimate the impact they may have on our business.

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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow or as to when the country will emerge from recession on a sustainable basis, especially in light of the crisis resulting from the ongoing COVID-19 pandemic and the measures adopted by the Argentine government to deal with the effects of the COVID-19 pandemic, which impaired the Argentine economy during 2020 and has heightened the uncertainty about the evolution of the Argentine economy in 2021 and subsequent years, to an extent that cannot be estimated as of the date of this annual report (see “—Risks Relating to Our Business —An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations”). If economic conditions in Argentina were to deteriorate, or the economy were to continue to contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

For a discussion of the evolution of the main variables that affect Argentina see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—Overview”.

Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following:

•	international demand and prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the Argentine peso against foreign currencies;

•	competitiveness and efficiency of domestic industries and services;

•	foreign and domestic investment and financing;

•	level of foreign exchange reserves in the Central Bank of the Argentine Republic (“BCRA” or “Central Bank”);

•	adverse external economic shocks;

•	evolution of the COVID-19 pandemic and results of the measures adopted by the Argentine government in response;

•	changes in economic or fiscal policies implemented by the Argentine government;

•	labor disputes and work stoppages, which may affect various sectors of the Argentine economy;

•	the level of expenditure by the Argentine government and ability to sustain fiscal balance;

•	the level of unemployment;

•	political instability and social tensions, such as land-takings and claims in areas where we operate; and

•	interest and inflation rates.

The Argentine economy is also sensitive to local political developments. During 2020, the Argentine government communicated a series of measures intended to introduce institutional reforms, improve social and economic conditions, increase the country’s foreign currency reserves and stabilize the exchange market and reduce inflation. See “Item 10. Additional Information—Exchange Regulations” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—Overview.”

We cannot predict the ultimate impact of any measures that the Argentine government has adopted or may adopt in the future (including any measures related to the energy sector), or whether those measures will have the effects pursued. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including, in particular, companies that operate in the energy sector, given the degree of state regulation and intervention in this industry. Additionally, we cannot guarantee that the current policies and programs that apply to the oil and gas sector will not be modified in the future. See “—Risks Relating to Our Business—Limitations on local pricing of our products in Argentina may adversely affect our results of operations”, and “—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

Argentina has experienced repeatedly, including in recent years, periods of high inflation. The National CPI variation was of 36.1% in 2020 and 53.8% in 2019. There can be no assurance that inflation rates will not be higher in the future. Although Congress has passed the 2021 National Budget including a National CPI forecast of 29.0% for 2021, private estimates stand well above this level.

If the measures adopted by the Argentine government fail to correct Argentina’s structural inflationary imbalances, inflation may continue or increase and have an adverse effect on Argentina’s economy and on our business, financial condition and results of operations. Inflation can also lead to an increase in Argentina’s local currency-denominated debt and have an adverse effect on Argentina’s ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures.

In addition, weaker fiscal results could have a material adverse effect on the Government’s ability to access long term financing, which, in turn, could adversely affect Argentina’s economy, the level of foreign exchange reserves and financial condition and, indirectly, our business, financial condition and results of operations. Regulatory and policy developments in Argentina that occurred in recent years, including the litigation of the Argentine government with holdout bondholders, and the restructuring of the Argentine public debt held by private creditors during 2020 have led to considerable volatility in the market price of our shares and ADSs. See “—Our business is largely dependent upon economic conditions in Argentina,” “—The evolution of the Argentine economy is largely dependent on the sustainability of its public debt, including that owed to the IMF and the Paris Club” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.”

Argentina’s economy is also vulnerable to adverse developments affecting its principal trading partners. See “The Argentine economy has been and could be adversely affected by economic developments in other markets.”

On the other hand, a substantial increase in the value of the Peso against the U.S. dollar would adversely affect Argentina’s economic competitiveness. A significant real appreciation of the Peso would adversely affect exports and increase the trade deficit, which could have a negative effect on GDP growth and employment, as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms.

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

The evolution of the Argentine economy is largely dependent on the sustainability of its public debt, including that held owed to the IMF and the Paris Club.

During the second half of 2019, the international market began to show signs of doubts as to whether Argentina’s debt would continue to be sustainable. For this reason, country risk indicators reached high levels, which in turn caused a significant decrease in the price of Argentine sovereign bonds.

On February 5, 2020, Congress enacted the Debt Sustainability Bill (as defined herein) authorizing the Executive Branch, acting through the Ministry of Economy, to engage in transactions and negotiations with Argentina’s creditors to restore the sustainability of its public external debt. In September 2020, Argentina settled an exchange offer targeting its foreign currency bonds governed by foreign law and subsequently settled, also in September 2020, an exchange offer targeting its foreign currency bonds governed by domestic law. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—Sovereign debt restructuring.”

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the U.S.$ 2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate.

As of the date of this annual report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the U.S.$ 44.1 billion disbursed between 2018 and 2019 under a Stand By Agreement, originally planned for the years 2021, 2022 and 2023. We cannot assure that the Argentine government will be successful in its negotiations with the IMF, which could affect its ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the outcome of that negotiation on Argentina’s (and indirectly our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain.

In spite of the restructuring of the Argentine public debt carried out in 2020, the international markets continued showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. There can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy and our business operations (see “—Risks Relating to Our Business—Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms.”). As such, any adverse effect on our business due in part to changes in Argentina’s credit rating may adversely affect the market price and trading of our securities.

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

According to a Morgan Stanley Capital International (“MSCI”) release, Argentina is considered an “emerging market.” Investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors, including the following:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange and capital controls regulations;

•	wage and price controls;

•	regulations to import equipment and other necessities relevant for operations;

•	changes in governmental economic or tax policies; and

•	political and social tensions.

Economic and market conditions in Argentina and in other emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in other emerging market, as well as potential increases in interest rates in the United States and other developed countries, may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets.

We cannot assure that none of the factors listed above and the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital, including our ability to refinance our debt at maturity, which would negatively affect our investment plans and consequently our financial condition and results of operations, and also have a negative impact on the trading values of our debt or equity securities. We can give no assurance as to potential adverse impact of the factors discussed above on our financial condition and/or results of operations. See “Item 4. Information on the Company—History and Development of YPF.”

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 78 of 180 in the Transparency International’s 2020 Corruption Perceptions Index and 126 of 190 in the World Bank’s Doing Business 2020 report.

Additionally, the Argentine economy is sensitive to local political events. Such political events could generate uncertainty and be adverse for the development of a stable market for business in the country, which could affect the Argentine economy and, indirectly, the business, results of operations and financial situation of the Company. As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor.

The Argentine economy has been and could be adversely affected by economic developments in other markets.

Financial and securities markets in Argentina, and also the Argentine economy, are influenced by the effects of global or regional financial crisis and the market conditions in other markets worldwide. Global economy instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil (Argentina’s main trading partner), most recently mainly due to the outbreak of COVID-19, the withdrawal of the United Kingdom from the European Union (“Brexit”), the deterioration of the economies of Argentina’s other major trading partners, such as China or the United States, geopolitical tensions between the United States and a number of foreign countries, negotiations between Russia and Arab countries (in the framework of the group known as OPEC+) with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, including the result of the ongoing COVID-19 pandemic, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others. See “—Risks Relating to Our Business—An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.” Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting developed economies, other emerging markets or any of Argentina’s major trading partners, which could in turn, adversely affect our business, financial condition and results of operations, and the market value of our ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economy and our financial health and results of operations.

The implementation of new export duties, other taxes and import regulations could adversely affect our results.

In 2002, the Argentine government established export taxes on certain hydrocarbon products by Law No. 25,561 of Public Emergency, for a period of five years. That period was extended through January 7, 2017, when export duties on hydrocarbon products ceased to apply. On September 4, 2018, Decree No. 793/2018 established a 12% duty through December 31, 2020 on the export of all merchandise included in tariff positions of the Common Mercosur Nomenclature. The export duty, which initially could not exceed 4 pesos per U.S. dollar of the taxable value or the official FOB price, as applicable, has since been extended and suffered various modifications. As of the date of this annual report, the general rate stands at 8%, and it is scheduled to remain unchanged until December 31, 2021. In addition, Decree No. 488/2020, published on May 19, 2020, sets a sliding scale for export duties for hydrocarbon products ranging from 0% when the price of Brent remains at or under U.S.$ 45/bbl to 8% when the price of Brent reaches or exceeds U.S.$ 60/bbl. As of April 12, 2021, Brent crude oil price was near U.S.$ 63/bbl. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Decree No. 488/2020.”

We cannot assure you that taxes and import/export regulations of this nature will not be modified in the future or that other new taxes or import/export regulations will not be imposed.

We may be exposed to fluctuations in foreign exchange rates.

The continued devaluation of the Argentine peso during the past years has also had and continues to have a negative impact on the economy, and has also led to an increase in inflation, which in turn has a direct impact on real wages. In addition, our results of operations are exposed to currency fluctuations, and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations, see “—Risks relating to Our Business —Limitations on local pricing of our products in Argentina may adversely affect our results of operations.”

In 2020, the Argentine peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to Communication “A” 3500 of the BCRA, the peso/dollar exchange rate stood at Ps. 84.15 per U.S.$ 1.00 as of December 31, 2020, evidencing a devaluation of the peso of approximately 40.5% from its value of Ps. 59.90 per U.S.$ at December 31, 2019 (compared to 58.9%, 102.2% and 17.4% in the years ended December 31, 2019, 2018 and 2017, respectively). As a result of the Argentine peso’s increased volatility, the Argentine government and the BCRA implemented several measures to stabilize its value, including, among others, stronger exchange regulations (see “—We are subject to exchange and capital controls”), an increase in short term interest rates and the sale of foreign currency reserves made by the BCRA. The main effects of the devaluation of the Argentine peso on our net profit, expressed in pesos, are related to (i) deferred income tax related mainly to fixed assets, which we expect would have a negative effect; (ii) increased depreciation and amortization resulting from the reassessment in pesos of our fixed and intangible assets; (iii) exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect given our net liability position in pesos (due to the fact that our functional currency is the U.S. dollar); (iv) higher revenues generated by the sale of products that priced by reference to international prices quoted in U.S. dollars (see “—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions”), and (v) higher costs generated by expense items priced in U.S. dollars. In addition, the majority of our debt is denominated in currencies other than the peso; consequently, a devaluation of the peso against such currencies will increase the amount of pesos we need to cover our debt service obligations. Furthermore, given the restrictions imposed by the BCRA to access the exchange market, specifically since the publication of Communication No. 7,030 of BCRA, the majority of our cash and cash equivalents are denominated in pesos and, therefore we may be affected upon exchange rate variations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash and cash and equivalents.” We cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, nor the way in which we will be able to pass those variations to the prices of our products and how any such fluctuations could affect demand for the products we offer, thus affecting our business.

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

Under our financing arrangements, we are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay or refinance other obligations and finance working capital. As of December 31, 2020, approximately 10% of our total debt is sensitive to changes in interest rates. As of December 31, 2020, approximately 7% of our total debt accrue interest based on LIBOR rates plus a spread. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest rate exposure.” Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our results and financial condition. Furthermore, the Company usually refinances its debt at maturity, as such, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in peso terms in the amount of the interest and principal payments in respect of such debt obligations.

In addition, on July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. As of December 31, 2020, approximately 7% of our total debt accrued interest based on LIBOR rates plus a spread. If a published U.S. dollar LIBOR is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. Any alternative to LIBOR could have an adverse effect, which may be material, on our financing costs, and as a result, our financial condition, operating results and cash flows.

Additionally, we are exposed to the fluctuations of the interest rates applicable to our indebtedness indexed to variable interest rates. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase the Company’s interest expense, which would negatively affect our financial costs.

We are subject to exchange and capital controls.

In the past, Argentina imposed, exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in 2011, foreign exchange controls were imposed restricting or limiting purchases of foreign currency and transfers of foreign currency abroad. Since 2011, oil and gas companies (including YPF), among other entities, were required to repatriate 100% of their foreign currency export receivables.

In December 2015, certain exchange controls were eliminated and in May 2017, the BCRA derogated the regulations relating to restrictions on exchange rate transactions, settlement of foreign exchange transactions, and the provisions of Decree No. 616/05, except for those regulations relating to information regimes, surveys or similar informational matters relating to foreign exchange transactions.

In September 2019, the Argentine government reinstated foreign exchange controls, which among other things, significantly curtailed access to the official foreign exchange market by individuals and entities.

In accordance with BCRA Communication “A” 6844 (as amended and supplemented), exporters are obligated to repatriate, and settle in pesos in the local exchange market, all the proceeds of their exports of goods and services since September 2, 2019 and the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof.

Moreover, pursuant to the current foreign exchange regulations, the ability for Argentine residents to access the foreign exchange market to exchange foreign currency and to transfer it abroad to make payments of profits and dividends to non-resident shareholders was only allowed to the extent certain conditions were met or to the extent prior BCRA approval was obtained. See “Item 10. Additional Information—Exchange Regulations.”

Further restrictions to access the official foreign exchange markets were imposed during 2020, with a view to reducing the loss of international reserves generated by a greater demand of US dollars by residents.

On April 2020, the Argentine Central Bank issued Communication “A” 7001 (as amended by Communication “A” 7030, amended and supplemented from time to time, “Communication 7001”) setting forth certain limitations on the transfer of securities into and from Argentina.

Pursuant to Communication 7001 access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad (for any purpose) shall be subject to Argentine Central Bank’s prior approval, if the individual or entity seeking access to the Argentine foreign exchange market has sold securities which settled in foreign currency or transferred any such securities to foreign depositaries during the immediately preceding 90 calendar days. Further, Communication 7001 sets forth that the individual or entity must undertake not to perform any such sale or transfer during the succeeding 90 days after such access.”

In August 2020, the BCRA enacted Communication “A” 7106 (as amended by Communication “A” 7230 and as further amended and supplemented from time to time, “Communication “A” 7106”, establishing certain requirements to access the local exchange market by the non-financial private sector and financial entities for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and March 31, 2021 for principal amounts exceeding U.S.$ 1,000,000 and between April 1, 2021 and December 31, 2021 for principal amounts exceeding U.S.$ 2,000,000, with certain exceptions specified in the regulation. Particularly, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign exchange market on or prior to December 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years.

On January 7, 2021, to address the need to comply with Communication “A” 7106 as it related to our Class XLVII Notes due March 2021, and also to ease our financial commitments for the next two years, we offered holders of all our outstanding foreign-law governed securities maturing between 2021 and 2047, for a total face value of approximately U.S.$ 6.2 billion, an offer to exchange their notes for certain new notes. On February 8, 2021, the Company announced that holders representing more than 30% of such securities had participated in the exchange and that the BCRA considered such exchange to meet the requirements of Communication “A” 7106. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans.”

It is not possible to guarantee that the period covered by Communication “A” 7106 will not be extended or reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would limit the ability of the Company to access the official foreign exchange market to pay its foreign currency financial obligations when due, which in turn could have a negative impact on the Company and its business and operations. See “Item 10. Additional Information—Exchange Regulations.”

Furthermore, as a consequence of the aforementioned deepening of exchange controls, and the level of foreign exchange reserves in the Central Bank, the difference between the official exchange rate, which is currently utilized for certain commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market pursued to access foreign currency (dollar “MEP” or “cash with liquidation”), has increased during 2020, creating a spread of approximately 67% with the official exchange rate as of December 31, 2020 and 79% as of April 12, 2021. See “Item 10. Additional Information—Exchange Regulations.”

The impact that current and any new exchange regulations may have on the Argentine economy or on our operations is uncertain. We cannot assure you that exchange regulations will be relaxed or replaced or even if additional restrictions will be imposed and whether the Argentine government will maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency-denominated liabilities or to pay our imports. Any restrictions on transferring funds abroad imposed by the Argentine government could (i) negatively impact foreign investment and international financing in our country and have an adverse effect on the Argentine economy and, in turn, adversely affect the business, results of operation and financial condition of the Company; (ii) undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our foreign-currency-denominated outstanding indebtedness, as well as to comply with any other obligation denominated in foreign currency, and may have a material adverse effect on our ability to raise capital, including our ability to refinance our debt at maturity or our ability to obtain financing and execute our capital expenditure plans. For more information on exchange restrictions see “Item 10. Additional Information—Exchange Regulations.”

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

On December 29, 2017, the Argentine Congress enacted Law No. 27,430, which reduced the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2020. Additionally, the distribution of dividends is subject to a 7% tax rate related to financial results from fiscal years beginning on or after January 1, 2018 and 13% tax rate for the distribution of dividends related to financial results from fiscal years beginning on or after January 1, 2020.

On December 23, 2019, the Argentine Congress enacted Law No. 27,541 which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Branch, until December 31, 2020. According to the Law No. 27,541, the corporate income and dividend tax rates for 2021 are 30% and 7%, respectively. See “Item 10. Additional Information—Taxation.”

We cannot assure that the Argentine government or any of its political divisions, or the Argentine Congress will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition.

Risks Relating to our Business

We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.

Most of our revenue in Argentina is derived from sales of refined products (mainly gasoline and diesel) and, to a lesser extent, natural gas. International prices for oil and oil products are volatile and, are strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors. Our pricing policy for fuels during 2018, 2019 and 2020 took into account several factors such as international crude oil prices, refining spreads, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially aligning our local prices with those of international markets over time, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face abrupt changes in the prices of our products), will not have an adverse impact on our ability to maintain such relation, as volatility and uncertainty in international prices for crude oil and oil products and fluctuations in the value of the Argentine Peso will most likely continue in the foreseeable future.

The international price of crude oil has fluctuated significantly in the past and may continue to do so in the future. After a long decrease in crude oil prices that began in 2014, at the end of 2016 a group known as OPEC+ was formed, which brought the member countries of that organization together with other producers, including Russia, in order to coordinate production cuts that would allow prices to be recovered. The coordination was effective and was extended until March 5, 2020, due to lack of agreement between the main oil producing countries as well as the crisis generated by the COVID-19 pandemic, causing the fall in international oil prices to a minimum of U.S.$ 19/bbl for Brent on April 21, 2020. See “—An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.” As a result, between May and December 2020, the Argentine government decreed the establishment of reference prices for local crude, setting a floor price and other related measures to stabilize the market prices. Prices have gradually recovered in the following months, reaching U.S.$ 50/bbl as of December 31, 2020. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—Hydrocarbon Market.”

A new decrease of international crude oil prices for an extended period of time (or if prices for certain products do not match cost increases), if such scenario is translated to domestic prices for hydrocarbon products, which is beyond our control, could negatively affect the economic viability of our drilling projects and consequently our ability to comply with our concession and exploration permit investment commitments (see “—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed”). These price reductions could lead to changes to our development plans, reduce investments, lack of approval of investment projects by our joint venture partners, a loss of proved developed reserves and proved undeveloped reserves, affect adversely our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out certain of our other capital expenditure plans. In turn, these changes in conditions could have an adverse effect on our financial condition and results of operations. In addition, a decision by the Argentine government to set the local price of crude oil at values above those that were considered to set the price for our products, or to freeze prices for our downstream products, could have a negative effect on our results of operations, financial conditions and cash flow. In terms of investments, we budget capital expenditures related to exploration, development, refining and distribution activities by considering, among other things, current and expected local and international market prices for hydrocarbon products. If a reduction in our capital expenditures and that of our domestic competitors materializes, it would likely have a negative impact on the number of active drilling rigs, workovers and pulling equipment in Argentina, alongside related services, thus affecting the number of active workers in the industry. We are unable to predict whether, and to what extent, the potential consequences of such measures could affect our business, have an impact on our production and consequently affect our financial condition and results of operations.

With respect to our pricing policy see “—Limitations on local pricing of our products in Argentina may adversely affect our results of operations.”

Furthermore, we may be required to write down the carrying value of our properties if estimated oil and gas prices decline or if we have substantial downward adjustments to our estimated reserves, increases in our operating costs or increases in the discount rate, among other factors. See additionally “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” for information regarding our sensitivity analysis related to impairment.

An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.

Our operations are subject to risks related to infectious disease outbreaks. The COVID-19 pandemic has spread rapidly across various geographic areas causing tragic consequences for many people. Global efforts to stop the virus, including the elaboration and massive application of vaccines to neutralize the effect of the original virus and its new variants, has had and will continue to have significant economic consequences. In addition to the adverse impacts of COVID-19 on financial markets, our industry was especially affected globally by a significant drop in the international price of oil, especially during March and the second quarter of 2020, resulting from the combined effect of a sharp drop in demand as well as the failure of producers to orderly reduce supply. See “—Risks relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.” In order to mitigate the impact of the COVID-19 pandemic the Argentine government has implemented over time different degrees of mandatory social lockdowns and shutdown of non-essential businesses and has adopted several monetary and fiscal measures to counteract the economic impact of these measures. We cannot assure you whether these measures will be enough to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. Furthermore, the Argentine government may have more limited resources at this time to support the country’s economy; the pandemic has struck at a time when Argentina is simultaneously struggling to emerge from several years recession.

Demand for our products and services has been, and will likely continue to be, negatively affected by the macroeconomic conditions resulting from the COVID-19 pandemic and the measures adopted by the Argentine government, including future measures, to protect the population and combat the disease. In 2020, our activities have been adversely affected by these measures, including (i) preventive and mandatory social isolation and (ii) measures to protect the labor force by imposing double severance payments and a limitation on layoffs. Our sales (in volume) of diesel, gasoline and jet fuel have decreased significantly compared to 2019. As a result of the reduction in demand and, therefore, in our revenues, we reduced activity and investment levels related to refining and in our oil and gas production fields, mainly during the second and third quarters of 2020. Restrictions have started to be relaxed since then, gradually recovering a certain normality in the social and economic functioning of Argentina. Consequently, there was a gradual recovery in the demand for fuels, and activities in our fields and refineries gradually resumed under strict operational protocols to protect our labor force (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 Outbreak” and Note 2.c of our Audited Consolidated Financial Statements). In March 2021, based on the gradual recovery of activity, decreases in the sales volume of fuels (diesel and gasoline) and jet fuel amount to 7% and 70%, respectively, compared to pre-pandemic levels. Although a significant recovery in sales is observed, current levels of activity continue to be somewhat below normal values, affecting our economic results and cash flows. Reduction in our investment activities could contribute to a reduction of production and the decrease of our reserves (see “—Risks Relating to our Business—Our reserves and production may decline”). In order to resume growth in our oil and gas production we need to increase our investing activities, for which we will need to secure adequate financial resources and to deploy such resources efficiently and on a timely basis, otherwise affecting our results of operations, including production, sales, margins and cash flow from operations, our access to debt markets, covenants compliance, asset impairments, among others. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 Outbreak.”

As of the date of this annual report, the Argentine government has re-established certain restrictions due to a new COVID-19 outbreak. We cannot predict or estimate the future negative impact that the COVID-19 will have in our results of operations, financial condition, and investing activities since it remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the Argentine government measures taken in order to contain the virus or mitigate the economic impact.

In addition, the COVID-19 pandemic has produced and continues to produce substantial changes in human behavior and in companies in the world and in Argentina, such as the acceleration of the remote work process in many companies, and the lower mobility of people, among others. All of this has consequences on the Company’s business based mainly on refined products revenues. We cannot foresee whether the aforementioned changes, or other changes that could be generated or accelerated in the future, will have a material impact on our economic and financial condition, and the results of our operations.

Our domestic operations are subject to extensive regulation.

The Argentine oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. (See “—Limitations on local pricing of our products in Argentina may adversely affect our results of operations” and “—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products”). We may face risks and challenges relating to government regulation and control of the energy sector, including, among others, those set forth below and elsewhere in these risk factors:

•

limitations on our ability to increase local prices of our products to reflect the effects of higher domestic taxes, increases in production costs, increases in biofuel prices or increases in international prices of crude oil and other hydrocarbon fuels as well as exchange rate fluctuations (see “—Limitations on local pricing of our products in Argentina may adversely affect our results of operations”);

•

actions that may affect the prices of crude oil, natural gas, oil products and chemicals, such as, for example, if a government were to ban diesel automobiles from entering a city or provide tax deductions for the purchase of renewable automobiles;

•	new export duties, similar taxes or regulations on imports;

•	limitations on hydrocarbon import or export volumes, driven mainly by the requirement to satisfy domestic demand;

•

in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts, or at prices lower than those related to import parity or those we may obtain if regulated margins were not being imposed or suggested (see “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas”);

•

in connection with the former and current incentive programs established by the Argentine government for the oil and gas industry, such as the Plan GasAr (see “A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”), which is subject to the certain regulations and commitments (in terms of investments and production). Change in regulations or any breach by our company in its obligations under the program could affect our projections or profitability. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020”;

•

legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for unconventional oil and gas hydrocarbons, which could increase our cost of doing business or cause delays and adversely affect our operations;

•

restrictions on imports of products or equipment, including those related to the authorization of transfer of funds for foreign payments, which could affect our ability to meet our delivery commitments;

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina; and

•

restrictions for employees’ dismissal or compensation greater than that established by the employment contract law, restrictions in terms of employment and direct provision of goods and services by small and medium-sized enterprises and regional companies, or any changes in labor legislation which could increase our cost of doing business.

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—The Expropriation Law,” and “—Risks Relating to Argentina—The Argentine Republic owns 51% of the shares of the Company.”

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government.”

Limitations on local pricing of our products in Argentina may adversely affect our results of operations.

Our domestic gasoline, diesel, natural gas and other fuel prices may differ substantially from prevailing international and regional market prices for such products, and our ability to increase prices in connection with international price increases, the peso devaluation, domestic cost or tax increases, may be limited from time to time, due to regulatory, economic, market and government policy factors.

In addition, Argentina has faced and continues to face high inflationary pressures, which the Argentine government continues to approach through different measures. Given the impact that the increase in the price of fuels has on domestic inflation, we cannot guarantee that we will be able to increase our fuel prices to compensate for the general increases in costs or import prices. See “—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

Regarding natural gas markets, the revenues we obtain from selling natural gas in Argentina to certain segments, particularly residential clients and generation plants are subject to government regulations and thus could be negatively affected by changing policies. In addition, since 2018, our revenues have been affected by the oversupply in the natural gas market during the periods between September and April (the “Off-Peak Period”). This situation, in addition to the bidding process by the national electric market administration company (Compañía Administradora del Mercado Mayorista Eléctrico, or “CAMMESA”), which promoted a strong competition in the power generation plants demand, had a sensitive effect on the demand for the remaining segments, generating a lower quantity of firm commitments and/or reducing the tenor of term contracts. Most sales agreements on a firm basis during 2019 were renewed at lower prices due to competition. During 2020, local production decreased substantially driven by reduced investments and the natural decline of fields, in a context of falling demand. As a result, in November 2020, the Argentine government introduced a program designed to promote the production of natural gas, Plan GasAr to ensure base supply for residential and power generation along the year. See “Item 4. Information on the Company—Gas and Power—The Argentine natural gas market.”

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

Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms.

Our ability to obtain credit and funds depends in large part on capital markets and liquidity factors that we do not control, including those related to the cost of financing. Our ability to access credit and capital markets at acceptable terms may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our operations, financial condition and investing activities.

As a result of many factors including international and local market conditions, Argentina’s ability to renegotiate or repay its debts and its consequences on the rest of the economy and us, exchange and capital controls, credit ratings agencies’ actions, among other factors, there can be no assurance we will be able to refinance our existing indebtedness in accordance with our plans or repay it at maturity. See “—Risks Relating to Argentina—The evolution of the Argentine economy is largely dependent on the sustainability of its public debt, including that owed to the IMF and the Paris Club,” “—If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt,” “—Risks Relating to Argentina—We are be subject to exchange and capital controls” and “—An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.”

In addition, we are regularly evaluated by the major rating agencies based on a number of factors, including our financial condition and factors affecting the oil and gas industry generally. Any downgrade in our credit rating or announcement that our credit rating is under review for possible downgrade could increase the cost associated with any additional indebtedness we incur.

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.

In the normal course of business and considering that we are the largest integrated oil and gas company in Argentina, our portfolio of clients and suppliers includes both private sector and governmental entities. All material transactions and balances with related parties as of December 31, 2020 are set forth in Note 35 to the Audited Consolidated Financial Statements, including, among others, accounts receivables with SE (related to the Natural Gas Stimulus Programs), Ministry of Transport (related to compensation for providing gas oil to public transport at a differential price), CAMMESA (related to the provision of fuel oil, diesel and natural gas) Aerolíneas Argentinas (related to the provision of jet fuel) and IEASA (related to the provision of natural gas, fuels and NGL). In addition, in 2021, we accumulated account receivables related to Plan GasAr, see “Item 4. Information on the company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020.”

As of December 31, 2020, the accounts receivable balance corresponding to the Natural Gas Additional Injection Stimulus Program reflects six installments of accrued and not yet due payments, in accordance with Resolution No. 97/2018, representing Ps. 12.6 billion. As of the date of this annual report, we have received 3 more installments of Ps. 6.8 billion under such Resolution. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—MINEM Resolution No. 97/2018.”

As of December 31, 2020, the accounts receivable corresponding to the Stimulus Program for Investments in Developments of Natural Gas Production from Unconventional Reservoirs for accrued and unpaid periods amounted to Ps. 3.3 billion.

On December 14, 2020, Law No. 27,591 was published in the Official Gazette, approving the Nation’s Budget for fiscal year 2021. Article 91 of Law No. 27,591 nullified Decree No. 1,053/2018, which provided that the Argentine government would assume, on an exceptional basis, the payment of the accumulated daily differences (ADD), between the value of the gas purchased by the providers of the natural gas distribution service by networks and the value of the natural gas included in the tariff charts in force between April 1, 2018 and March 31, 2019, generated exclusively by exchange rate fluctuations and corresponding to volumes of natural gas delivered in the same period. Consequently, YPF has recorded an impairment charge as of December 31, 2020 for Ps. 8,861 million. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Tariff renegotiation.”

If certain governmental counterparties (i) do not pay or redeem such accrued amounts in cash or cash equivalents, including those related to Plan GasAr, (ii) change the established conditions or (iii) are only able to make such payments or redemptions through delivery of financial instruments that (a) may delay collection of working capital payments in excess of our estimates, (b) are subject to change in their listing value, or (c) are denominated in a currency other than the origin of the credit, our financial condition and results of operations could be adversely affected.

We are and could be subject to direct and indirect import and export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.

The Argentine Hydrocarbons Law No. 17,319, allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law No. 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long-term natural gas exports. See “Our domestic operations are subject to extensive regulation.”

In the past, the Argentine government has adopted a number of measures that have resulted in restrictions on exports of natural gas from Argentina. From time to time, we have been required to divert part of our natural gas production away from exports to the domestic market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events, although no assurance can be given that this position will prevail. See “Item 4. Information on the Company— Gas and Power—Delivery commitments—Natural gas supply contracts,” “Item 4. Information on the Company—Gas and Power—The Argentine natural gas market,” and “Item 8. Financial Information—Legal Proceedings.”

Crude oil exports, as well as most exports of hydrocarbon products, currently requires prior registration with the SE pursuant to the regime established under S.E. Resolution No. 241-E/17, as amended. In addition, since 2018, exports of natural gas are also subject to prior governmental authorization. For more information on export restrictions, see “Item 4. Information on the Company— Legal and Regulatory Framework and Relationship with the Argentine government—Natural gas export administration and domestic supply priorities,” and “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation”.

As of the date of this annual report, imports of natural gas and NGL are not restricted. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Automatic and Non-Automatic Import Licenses.”

We are unable to estimate the duration of existing restrictions, or whether any further measures will be adopted that adversely affect our ability to export or import gas, crude oil and diesel or other products and, accordingly, our results of operations.

Our reserves and production may decline.

The rate of production from upstream fields generally declines as reserves are depleted. If we do not successfully conduct exploration and development activities, identify secondary recovery reserves, or tertiary recovery reserves through engineering studies, among others, our estimated proved reserves will decline as reserves are produced, and our business could experience reduced cash flows and results of operations.

We face certain challenges in order to replace our proved reserves with other categories of hydrocarbons. In addition, we expect that unconventional development will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield economies of scale, de-risk undeveloped acreage and to significantly increase recovery rates from this resource play. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products, and are also subject to material risks inherent to the oil and gas industry. See “—Our business depends on complex, long-term and capital intensive projects, including those related to the development of our unconventional oil and gas reserves.”

In 2020, our production decreased by 9.0% compared to 2019 (see “Item 5. Operating and Financial Review and Prospects—Principal Income Statement Line Items—Upstream”) and our reserves replacement ratio (incorporation of net reserves in the year, divided by the production of the year) was 12% (of which -43% corresponds to liquids and +71% corresponds to gas), compared to 96% in 2019 (of which 136% corresponds to liquids and 53% corresponds to gas).

We may not be able to replace our proved reserves with other categories of hydrocarbons, which could have a negative impact on us, and our ability to meet our obligations.

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

Information on net proved reserves as of December 31, 2020, 2019 and 2018 was calculated in accordance with SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by us.

To calculate our net proved reserves as of December 31, 2020, the Company considered (i) for 2021, the 12 months average of domestic realized prices for crude oil taking into account the effect of export taxes in place until December 31, 2021 (in accordance with Law No 27,541 and Decree No. 488/2020); (ii) for and following the year 2022, given that there are no formal export taxes in place, the unweighted average price of crude oil of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2020, which refers to the Brent prices adjusted by each different quality produced by the Company. In connection with natural gas prices used for estimation of reserves, since there are no benchmark markets for natural gas prices available in Argentina, the Company considered the 12 months average of domestic realized prices, according to the SEC and FASB’s ASC 932 rules, but it also took into account the effect of certain areas from the Neuquina Basin where prices are set according to contracts awarded to YPF S.A under “Plan GasAr” until 2024. See “Item 4. Information on the company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020.”

The international price of crude oil has fluctuated significantly in the past. If these prices decrease significantly in the future or if domestic prices are set lower than in internationals markets, our future calculations of estimated proved reserves would be based on lower prices. This could result in a removal of non-economic reserves from our proved reserves in future periods. Assuming all other factors remain constant, if commodity reference prices for crude oil used in our year-end reserve estimates were decreased by 10%, our total proved reserves as of December 31, 2020 would decrease by approximately 4%. If natural gas prices used in our year-end reserve estimates decreased by 10%, our total proved reserves as of December 31, 2020 would decrease by approximately 1%. Furthermore, assuming all other factors remain constant, if costs used in our year-end reserve estimates increased by 10% for crude oil and natural gas, our total proved reserves as of December 31, 2020 would decrease by approximately 4%. However, if we combine the three mentioned effects, our total proved reserves as of December 31, 2020 would decrease by approximately 9%. See “—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “—An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.” In addition, as a result of the prices used to calculate the present value of future net revenues from our proved reserves, in accordance with SEC rules, which are similar to the calculation of proved reserves described above, the present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves.

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

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements (including those related to the COVID-19 or other similar diseases), fire, explosions, blow-outs, pipe failure, abnormally pressured formations, strikes by our own or third-party employees and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the native population has interests that from time to time may conflict with our production or development objectives. If these risks materialize, our operations may suffer substantial operational losses and disruptions and our reputation may be harmed, which could materially and adversely affect our business, financial condition and results of operations. Additionally, if any operational incident occurs that affects local communities and ethnic communities in nearby areas, we will need to incur in additional costs and expenses in order to restore affected areas and compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are taken into account.

Furthermore, historically our results have been subject to seasonal fluctuations of demand during the year, particularly in the case of natural gas, as a result of increased demand during the colder winter months. In addition, since 2018, our revenues have been affected, by the oversupply in the natural gas market during the Off-Peak Period. This situation, in addition to CAMMESA’s bidding processes, which promoted a strong competition in the power generation plants demand, had a sensitive effect on the demand for the remaining segments, generating a lower quantity of firm commitments and/or reducing the tenor of term contracts. Most sales agreements on a firm basis during 2019 were renewed at lower prices due to competition. During 2020, local production decreased substantially driven by the decrease in investments and the natural decline of fields, in a context of falling demand. As a result, in November 2020, the Argentine government introduced Plan GasAr designed to promote the production of natural gas. See “Item 4. Information on the Company—Gas and Power—The Argentine natural gas market.”

See also “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality”, “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural Gas—Tariffs” and “Item 4. Information on the Company—Gas and Power— The Argentine natural gas market.”

As such, we could be subject to fluctuations in non-winter season in our sales volumes and consequently our level of natural gas production could be negatively affected, potentially resulting in market prices lower than expected, thus affecting our result of operations and financial conditions.

Our business depends on complex, long-term and capital intensive projects, including those related to the development of our unconventional oil and gas reserves

Our projects require a high degree of project management expertise to maximize efficiency. We use a range of oil products prices, gas prices, cost, taxes, among other assumptions, which we review on a periodic basis. These assumptions help us evaluate our projects through a robust capital allocation process. If our assumptions prove to be incorrect, our earnings, cash flows and financial condition could be materially affected.

Specific factors that can affect the performance of major projects (including those related to our unconventional reserves in Vaca Muerta) include our ability to: negotiate successfully with joint venturers, partners, governments, suppliers, unions, customers, or others; model and optimize reservoir performance; develop production facilities and distribution network, develop markets for project outputs; obtain project approvals and funding by joint-venture partners; obtain financing at reasonable costs and on reasonable terms; access to and availability of equipment and necessary technology, services and personnel and drilling results; manage changes in operating conditions and costs, including costs of third party equipment or services such as drilling; prevent, to the extent possible, and respond effectively to unforeseen technical difficulties that could delay project start-up or cause unscheduled project downtime. Moreover, increasing unconventional oil production requires the adjustment of our refineries to enlarge the proportion of light crudes to be processed to be able to remain vertically integrated.

In addition to the effective management of individual projects, YPF’s success depends on our ability to successfully manage our overall portfolio, including diversification among types and locations of our projects and strategies to divest assets. We may not be able to divest assets at a price or in the timeline contemplated in our plan. Additionally, we may retain certain liabilities following a divestment and could be held liable for past use or for unforeseen liabilities .

We may not have sufficient insurance to cover all the operating hazards to which we are subject.

Our exploration and production operations are subject to extensive economic, operational, regulatory, legal and cybersecurity risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events. In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.

The Hydrocarbons Law, as amended, provides for conventional oil and gas concessions to remain in effect for 25 years, 35 years in the case of unconventional concessions and 30 years for offshore concessions, in each case, as from the date of their award and subject to extensions for periods of up to 10 years each. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension of a concession, based on Law No. 27,007 (as amended), concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession.

The extension of our concessions includes, among others, certain level of investment and activity commitment in certain periods. Non-compliance with the obligations and standards set out under the Hydrocarbons Law or agreements with the competent authorities, as applicable, may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot assure you that non-compliance with certain commitments with provinces, as a result of relevant different conditions prevailing in the domestic and/or international oil and gas market at different times, may derive in the imposition of fines or expiration of certain concessions or permits.

We cannot provide assurances that any of our concessions will be extended. The termination of, or failure to obtain the extension of, a concession or permit, or its revocation, could have a material adverse effect on our business and results of operations.

We may incur significant costs and liabilities related to environmental, health and safety matters.

Operations in the oil and gas industry in which we participate, including those related to our mining and use of sand for purposes of our oil and gas operations, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries and could result in material adverse effects on our financial position and results of operation. See “Item 4. Information on the Company—Insurance.” In addition, due to the COVID-19 outbreak, we are operating under strict protocols to protect our labor force and our clients. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. For instance, during 2019, we had a well control incident in one exploratory gas well under production in the Loma La Lata field. See “Item 4. Upstream overview—Exploration & Production Activity in Argentina—Oeste Region—Loma La Lata – Sierra Barrosa Block.” In addition, the Company’s sand mining operations and hydraulic stimulation may result in silica-related health issues and litigation that could have a material adverse effect on the Company in the future. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Argentine Environmental Regulations.”

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

Climate change and energy transition could affect our results and access to capital

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap and trade regimes. Argentina has adopted new rules which began to phase-in more stringent standards to lower the amount of sulfur contained in diesel and gasoline fuels. To meet these standards, we expect to increase investments in future years, and this will impact the overall production costs of such fuels, which could in turn adversely impact on our results of operations unless we can transfer such increased costs to customers through the future prices of our products. Furthermore, if we cannot meet the new specifications for Sulphur content in fuels (see “Item 4. Information on the Company—Environmental Matters”), our revenues, financial condition and results of operations may be adversely affected due to lower utilization of the refining capacity, and that could also affect our market share.

In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change. If additional requirements were adopted in Argentina, these requirements could add to our production costs (including compliance related costs such as for monitoring or reducing emissions) and impact adversely on our competitiveness, and may also shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

The risks associated with climate change could impact our operations due to severe weather events; (i) more difficulties for us to access capital due to reputational issues with investors; (ii) change the consumer profile, reducing its consumption of fossil fuels; and (iii) energy transitions in the world economy towards a lower carbon matrix with the insertion of substitute products for fossil fuels and the increasing use of electricity for urban mobility. These factors may have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our businesses, adversely impacting our operating and financial results and limiting our growth opportunities.

In addition, the pace and extent of the energy transition could pose a risk to the company if our own transition towards decarbonisation does not moves in sync with society. If we are slower than society, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our products, including the market value of our non-conventional acreage and associated resources we expect to develop in the future. If we move faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

We face risks relating to certain legal proceedings

As described under “Item 8. Financial Information—Legal Proceedings” and under “—We may be responsible for significant costs and liabilities depending on the outcome of the adversary proceeding against the Company and certain of its subsidiaries and other entities filed by the Maxus Energy Corporation Liquidating Trust (the “Liquidating Trust”) in the Delaware Bankruptcy Court“, we are party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any accruals we have provided.

In addition, we may be subject to liabilities related to labor, commercial, civil, tax, criminal or environmental contingencies undisclosed to us when we acquire new businesses, in which case our business, financial condition and results of operation may be materially and adversely affected.

We may be responsible for significant costs and liabilities depending on the outcome of the adversary proceeding against the Company and certain of its subsidiaries and other entities filed by the Maxus Energy Corporation Liquidating Trust (the “Liquidating Trust”) in the Delaware Bankruptcy Court

On June 14, 2018, the Liquidating Trust filed a lawsuit against the Company, YPF Holdings, CLH Holdings, Inc., YPF International, and other companies not affiliated to YPF, claiming alleged damages in an amount up to U.S.$ 14 billion, principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago. As of the date of this annual report, the lawsuit was in pre-trial stages and we cannot anticipate the date on which final judgment will be rendered or whether such judgment will be adverse to the Company. See Note 31 to the Audited Consolidated Financial Statements. Depending on the final outcome of these proceedings, our financial condition and results of operation could be materially and adversely affected.

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

We may be subject to organized labor action.

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues, especially in the context of diminished investment activities. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the past and thus we can provide no assurances for that not to happen again in the future.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance, the successful implementation of our strategy and the operation of our business are dependent upon the contributions of our senior management and our highly skilled team of engineers and other employees. Our ability to continue to rely on these key individuals is dependent on our success attracting, training, motivating and retaining key management and commercial and technical personnel with the necessary skills and experience. There is no assurance that we will be successful in attracting and retaining key personnel, and if so, to do it on a timely basis.

The loss of the experience and services of key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business, financial condition and our results of operations.

We may suffer information technology system failures, network disruptions, and breaches in data security that could negatively affect our business, financial position, results of operations, and cash flows.

As dependence on digital technologies is expanding, particularly on the back of increased remote working for a large portion of our processes after the outbreak of COVID-19, cyber incidents, including deliberate attacks or unintentional events have been increasing worldwide. We use digital technologies to estimate quantities of oil and gas reserves, analyze seismic and drilling information, process and store financial and operating data, as well as to support our internal communications and interactions with our third-party business partners, whether cloud-based or hosted on proprietary servers. Cyber-attacks could compromise our digital systems and result in additional costs as well as disruptions to our business operations or the loss of our data.

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

•	data corruption or operational disruption of production-related infrastructure could result in a loss of production, or accidental discharge; and

•

disruption of our operations, communications, or processing of transactions or the loss of, or damage to, sensitive information, facilities, infrastructure and systems which are essential to our business and operations which could have a material adverse effect on our business, financial position, results of operations, and cash flows.

In addition, a cyber-attack on (i) a service provider could result in supply chain disruptions, which could delay or halt our major development projects; and (ii) our accounting or accounts payable systems could expose us to liability to employees and third parties if their sensitive personal information is obtained.

As cybersecurity threats continue to evolve in the oil and gas industry, we may be required to expend additional resources to continue to modify or enhance our protective measures, as well as to investigate or remediate any cybersecurity or information technology infrastructure vulnerabilities as needed.

While certain of our insurance policies may allow for coverage of associated damages resulting from such events, if we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position, results of operations and cash flows. See “—We may not have sufficient insurance to cover all the operating hazards to which we are subject.”

The Company’s reputation is an important corporate asset. An operating incident, significant cybersecurity disruption or other similar adverse event, may have a negative impact on our reputation, which in turn could make it more difficult for us to successfully compete for new opportunities or could reduce consumer demand for the Company’s branded products.

During 2020, we were the target of many attempted attacks and were exposed to malware infections like other companies in the industry, which did not result in a significant loss or a negative impact in our operations. There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully calculated nor mitigated because of, among other things, the evolving nature of these threats.

Since the outbreak of COVID-19, the Company’s exposure to cyber-threats has increased, mainly due to the large-scale adoption of mobile technologies, working from home at large scale and during extended periods of time, heightened activity on customer-facing networks and greater usage of cloud based services.

Our derivative risk management activities could result in financial losses.

We may enter into derivative financial instruments such us foreign exchange hedge and commodity hedge (oil and grains) among others, to mitigate market risk. Although we would only execute non speculative trades, we might be exposed to residual adverse fluctuations in the price of the assets underlying the derivative contracts, the derivatives might fail to provide perfect hedging for the nature of the risks or our counterparties might fail in their obligations, which could result in financial losses and affect the results of our operations. For detailed information regarding our outstanding derivatives as of December 31, 2020, see Note 2.b.17 to the Audited Consolidated Financial Statements.

Our actual production could differ materially from our forecasts.

From time to time, we provide forecasts of expected quantities of future oil and gas production and other financial and operating results. These forecasts are based on a number of estimates and assumptions, including that none of the risks associated with our oil and gas operations summarized in this section “Item 3. Key Information—Risk Factors” occur. Production forecasts, specifically, are based on assumptions such as expectations of production from existing wells, the level and outcome of future drilling activity, the level of gas demand, and the absence of facility or equipment malfunctions, adverse weather effects, the occurrence of a pandemic disease or downturns in commodity prices or significant increases in costs, which could make certain drilling activities or production uneconomical. Should any of these estimates prove inaccurate, or should our development plans change, actual production or other forecasted financial or operating metrics could be materially and adversely affected.

We have limited control over the day to day activities carried out on properties that we do not operate.

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

We could be affected by violations of anticorruption, anti-bribery, anti-money laundering and other national and international regulations.

We are subject to anticorruption, anti-bribery, anti-money laundering and other national and international regulations. We are required to comply with the regulations of Argentina and various jurisdictions where we conduct operations. Among other regulations, a law on corporate criminal liability applies in Argentina (see “Item 9. The Offer and Listing—Law No. 27,401 on Corporate Criminal Liability)”. Although we have developed a comprehensive compliance program and we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws could be identified on occasion as part of our compliance and internal control processes. In case such issues arise, we plan to attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt.

Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we may be in default of our obligations, which in turn would limit our capacity of borrowing. In the case of our Secured Notes due 2026, holders may elect to accelerate payments and in that case we may lose access to the collateral underlying those obligations. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder. However, if the corresponding waivers are not timely obtained, in accordance with the terms of our credit and indentures certain creditors may declare the principal and accrued interest on amounts owed to them as due and immediately payable, resulting in acceleration of other outstanding debt due to cross default provisions, which in turn could have a material adverse effect on our business, financial condition and results of operations. See additionally Note 4 to our Audited Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”

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

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, the behavior of international markets, variations in international crude oil prices, pandemic diseases, such as COVID-19, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. See also “—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.” Factors such as the above-mentioned have led to considerable volatility in the market price of our shares and ADSs. For example, the price of our ADSs has varied from U.S.$ 54.58 on January 5, 2011 to U.S.$ 9.57 on November 16, 2012. The price hit a high closing price of U.S.$ 36.99 on July 1, 2014, but subsequently fell to U.S.$ 12.83 on January 20, 2016. During 2017 the price of our ADSs reached a maximum of U.S.$ 26.16 but, mainly due to Argentine economic conditions, it decreased to a minimum value of U.S.$ 12.31 on December 24, 2018. During 2019 the price of our ADSs reached a maximum of U.S.$ 18.50 but, as of December 31, 2020, our ADSs had a price of U.S.$ 4.70 (reaching a minimum of U.S.$ 2.57 during March 2020), mainly influenced by international markets and the COVID-19 pandemic. See “—Risks Relating to our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products”, “—Risks Relating to our Business—An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations” and “Item 9. The Offer and Listing”. We cannot assure you that concerns about factors that could affect the market price of our ordinary shares as previously mentioned will not have a material adverse effect on the trading values of our securities.”

Additionally, if the bid price of our ordinary shares and ADSs were to close below the required minimum 30-day average of U.S.$ 1.00 per share, we may receive a deficiency notice from the NYSE regarding our failure to comply with this requirement. To the extent that we are unable to timely resolve such listing deficiency, there is a risk that our ordinary shares and ADSs may be delisted from the NYSE, which would adversely impact liquidity of our ordinary shares and ADSs and potentially result in even lower bid prices for them. In addition, if the NYSE approves the delisting of our ordinary shares and ADSs, BYMA may approve the delisting of our shares listed in such stock market.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock.

Pursuant to our by-laws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including (i) a merger; (ii) acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) the transfer to third parties of all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the Company’s exploration and production activities; (iv) the voluntary dissolution of the Company, and (v) the transfer of the legal or fiscal domicile of the Company to a country other than Argentina. This approval would also be necessary in connection with an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares.

According to our by-laws, the transactions described in (iii) and (iv) above also require the prior approval of the Argentine Congress.

In addition, our by-laws also provide that in order to carry out an acquisition that results in the purchaser holding 15% or more of our capital stock or 20% or more of the outstanding Class D shares, such purchaser would be required to make a public tender offer for all of our outstanding shares and convertible securities, which could discourage certain investors from acquiring significant stakes in our capital stock. Such public tender offer shall not be needed for the subsequent acquisitions by an Offeror (as such term is defined in “Item 10. Additional Information—Certain Provisions Relating to Acquisition of Shares”), who already owns, or controls shares that represent 15% or more of the outstanding capital stock or 20% or more of the outstanding Class D shares, as long as such Offeror does not own or control, previously or as a consequence of these acquisitions, shares that represent more than 50% of the capital stock. For any subsequent acquisition made by an Offeror already owning or controlling more than 50% of the capital stock of the Company prior to such acquisition it is neither required to obtain the approval of the Class A shares, nor to make a public tender offer. See “Item 10. Additional Information—Certain Provisions Relating to Acquisitions of Shares.”

Capital controls imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs.

The Argentine government is empowered, for reasons of public emergency, to establish the system that will determine the exchange rate between the peso and foreign currency and to impose exchange regulations. Under current regulations, the transfer of funds abroad to pay dividends to non-resident shareholders currently requires Argentine Central Bank approval unless certain conditions are met in accordance with regulations issued by the Argentine Central Bank. For more information on exchange restrictions see “Item 10. Additional Information—Exchange Regulations- Distribution of profits and dividends.” Further restrictions on the movement of capital to and from Argentina may be imposed and impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay in pesos on the shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, pursuant to the aforementioned regulations. If this conversion is not possible for any reason, including regulations of the type described herein (particularly, see “Item 10. Additional Information— Exchange Regulations”) or future regulations and restrictions that may be enacted, the deposit agreement allows the depositary to distribute the foreign currency only to those ADRs holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

We may not be able to pay, maintain or increase dividends.

Our ability to pay, maintain or increase dividends is based on many factors, including our net income, capital expenditures required under our investment plans, future debt service payments, working capital needs, legal, tax and/or contractual restrictions, and general economic and financial conditions. A change in any of these factors could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year. See “Item 10. Additional Information—Dividends”; “—Risks Relating to Our Business—An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.”

We are traded on more than one market and this may result in price volatility; in addition, investors may not be able to easily transfer securities to take advantage of pricing opportunities for trading between such markets.

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

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and of the ADSs.

Sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder could decrease the trading price of our Class D shares and the ADSs.

You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs.

Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs (see “Item 10. Additional Information—Preemptive and Accretion Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, they may lapse. As a result, U.S. holders of Class D shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the National Corporations Registry (under the purview of the Ministry of Justice and Human Rights) in order to exercise certain shareholder rights, including voting rights. If you own our Class D shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with the respective National Corporations Registry, your ability to exercise your rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law No. 26,831 and to General Resolution No. 789 of the CNV, both applicable to the Company, foreign companies that are shareholders of YPF may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact.

You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings.

The depositary will be treated by us for all purposes as a shareholder with respect to the shares underlying ADSs. A holder of ADRs representing the ADRs being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADRs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADRs holders of their voting rights through the depositary with respect to the underlying Class D shares. However, there are practical limitations on the ability of ADRs holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, in an Argentine newspaper of general circulation, and in the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADRs holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary may mail to holders of ADRs the notice of the meeting and a statement as to the manner in which instructions may be given by holders, if we request it to do so. To exercise their voting rights, ADRs holders must then instruct the depositary on how to vote with regards to the Class D shares represented by their ADRs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADRs holders than for holders of Class D shares. If no such instructions are received, the depositary shall vote the Class D shares represented by ADSs in accordance with the recommendations of the Board of Directors made to all holders of shares.

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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation, natural gas distribution and power generation sectors both directly and through our investments in several affiliated companies. In 2020, we had consolidated revenues of Ps. 669,186 million and a consolidated net loss of Ps. 71,017 million.

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

In November 1992, the Argentine Congress enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

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

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class D shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted U.S.$ 5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (the “Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force. The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine Congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF and YPF GAS S.A.

Overview

Argentina is the largest producer of natural gas and the fifth largest producer of crude oil and condensate in Central and South America, based on 2019 production, according to the 2020 edition of the BP Statistical Review of World Energy, published in June 2020.

YPF operates mainly in Argentina (see “Item 3. Key information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”) and its main source of funds to finance its activities through the sale of fuels (gasoline and diesel) and natural gas, which represented 72% of the 2020 income. Additionally, the main expenditures of the Company are related to investments and operational expenditures in conventional fields aiming to compensate or reduce the natural decline, in unconventional fields with the objective of growing production and reserves coming from them, and in the maintenance and/or investment in our downstream business, among others, as well as the payment of interest related to our financial debt or dividends to the shareholders. See “Item 10. Additional Information—Dividends.” We are strongly committed to the country’s energy development and seek to lead the transformation of the industry in pace with changes in the industry at an international level.

The definition of our strategy is aligned with our goal of being a leading integrated energy company in Argentina, mainly focused on the development, production and processing of oil and gas, generating long-term value for our shareholders, employees, customers, direct and indirect suppliers and for Argentina. Our strategic pillars are:

•	discipline in the allocation of capital, focused on the development of our unconventional hydrocarbon acreage with competitive advantages, generating value in a sustainable way;

•	efficiency in costs and processes in all business segments, and particularly in Vaca Muerta, with the aim of ensuring resilience even in low price scenarios;

•	rationalization of the conventional asset portfolio, prioritizing profitability through the incorporation of technology and innovation to gain efficiency;

•	adaptation of refineries to facilitate greater shale processing and the expected evolution of the quality of fuels to be demanded by our customers; and

•

reduction of the company’s specific CO2 emissions and the development of renewable energies through our participation in YPF Energía Eléctrica S.A. (“YPF EE”), as part of our commitment to sustainability.

The investment plan related to our growth require the reinvestment of our earnings, our association with strategic partners and the use of debt financing at levels we consider prudent for companies in our industry aimed at maintaining the financial health of the Company. The financial viability of these investments and hydrocarbon recovery efforts will depend on numerous factors that YPF does not control or influence, such as the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, the funding in the capital markets, as well as the continued impact of the COVID-19 pandemic on the world economy, in particular on market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina, “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations.” Furthermore, we continue to manage our portfolio actively, including the evaluation of divestment of non-core matured assets. From time to time, we may proceed with the sale of non-core assets or joint-venture arrangements that reduce future capital expenditures to satisfy other liquidity and capital needs.

For information regarding to the Argentine Hydrocarbon Market and our pricing policy for fuels, the current COVID-19 outbreak see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—Hydrocarbon Market” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 Outbreak.”

Business Organization

For a chart illustrating our organizational structure, including our principal subsidiaries, please see Note 1 to the Audited Consolidated Financial Statements.

As of December 31, 2020, we conducted our business according to the following organization:

•	Upstream segment, which consists of our “Exploration and Production” division;

•	Downstream segment, which consists of our “Refining and Marketing”, “Chemicals” and “Logistics” divisions;

•	Gas and Power segment, which consists of our “Natural Gas Distribution and Electricity Generation” division; and

•	Central Administration and other segment, which consists of our remaining activities.

For a description related to the activities developed by each business segment see Note 5 to our Audited Consolidated Financial Statements.

Upstream Operations

•

As of December 31, 2020, we held interests in 123 oil and gas fields in Argentina. In 2020, these assets accounted for approximately 43.0% of the country’s total production of crude oil, excluding NGL, according to the Ministry of Energy and Mining, and approximately 33.6% of its total natural gas production, including NGL.

•

We had proved reserves, as estimated as of December 31, 2020, of approximately 483 mmbbl of oil including condensates, 63 mmbbl of NGL, and approximately 2,110 bcf of gas, representing aggregate reserves of approximately 922 mmboe as of such date, compared to approximately 613 mmbbl of oil, including condensates, 60 mmbl of NGL, and approximately 2,241 bcf of gas, representing aggregate reserves of approximately 1,073 mmboe as of December 31, 2019.

•

During 2020, we produced approximately 76 mmbbl of oil (approximately 207 mbbl/d), condensates of approximately 13 mmbbl of NGL (approximately 37 mbbl/d), and approximately 460 bcf of gas (approximately 1,259 mmcf/d), representing a total production of approximately 171 mmboe (approximately 468 mboe/d), compared to approximately 83 mmbbl of oil (approximately 226 mbbl/d), condensates of approximately 14 mmbbl of NGL (approximately 38 mbbl/d), and approximately 512 bcf of gas (approximately 1,403 mmcf/d), representing a total production of approximately 188 mmboe (approximately 514 mboe/d) in 2019.

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

•

Our retail distribution network for automotive petroleum products as of December 31, 2020 consisted of 1,632 YPF-branded service stations, of which we own 110 directly and through our 100%-owned subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”), and we estimate that as of December 31, 2020, we held approximately 32.8% of all gasoline service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Gas and Power Operations

•

We are the largest producer of natural gas in Argentina with total natural gas sales of 12,088 mmcm in 2020, accounting for 26.48% of the market (market share calculated through December 2020, as provided by ENARGAS).

•

We participate directly and mainly through YPF EE, in 18 power generation plants, with an aggregate installed capacity of 2,858 MW. During 2020, Los Teros I wind farm began its operations generating 165 MW.

•

We are the operator of UTE Escobar (a joint venture formed by YPF and IEASA), which operates a LNG Regasification Terminal (“LNG Escobar”). Additionally, in May 2020, we concluded the operation of Tango FLNG located in Bahia Blanca, and in October 2020, we signed an agreement with Exmar Energy Netherlands B.V. to end the lease of the barge.

•

We also distribute natural gas through our subsidiary Metrogas, a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2020, Metrogas distributed approximately 6,893 mmcm (or 243.1 bcf) of natural gas to 2.24 million customers. See “—Gas and Power—Natural Gas Distribution.”

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2020.

N
REFINOR
LUJAN DE CUYO
LA PLATA
PLAZA HUINCUL
YPF REFINERY
JOINTLY-CONTROLLED REFINERY (60%)
YPF STORAGE FACILITY
YPF MULTI-PRODUCT PIPELINE
JOINTLY -CONTROLLED MULTI-PRODUCT PIPELINE (60%)
YPF OIL PIPELINE
JOINTLY-CONTROLLED OIL PIPELINE (37%)
JOINTLY-CONTROLLED OIL PIPELINE (36%)
PRODUCTIVE BASINS
NON PRODUCTIVE BASINS
JOINTLY -CONTROLLED MULTI-PRODUCT PIPELINE (36%)

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments and expenditures.”

Substantially all of our operations, properties and customers are located in Argentina. See “—Upstream Overview—Main properties.” Additionally, we market lubricants and specialties in Brazil and Chile, and carry out production activities in Chile and exploration activities in Bolivia.

The following table sets forth revenues and operating profit in millions of pesos for each of our business segments for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31, (millions of Ps.)
	2020	2019	2018
Revenues (1)
Upstream
Revenues from sales	2,419	2,046	3,108
Revenue from intersegment sales (2)	289,421	286,585	207,480

Total Upstream	291,840	288,631	210,588

Gas and Power
Revenues from sales	122,254	131,055	91,176
Revenue from intersegment sales	8,060	8,697	7,862

Total Gas and Power	130,314	139,752	99,038

Downstream
Revenues from sales	536,714	531,724	338,042
Revenue from intersegment sales	3,349	3,447	1,688

Total Downstream	540,063	535,171	339,730

Central Administration and Others
Revenue from sales	14,108	19,743	8,363
Revenue from intersegment sales	28,787	27,502	13,186

Total Central Administration and Others	42,895	47,245	21,549

Less inter-segment sales and fees	(335,926)	(332,204)	(235,085)

Total Revenues	669,186	678,595	435,820

Operating (loss) / profit
Upstream	(25,878)	(49,194)	22,483
Gas and Power	(18,994)	2,944	16,786
Downstream	4,839	40,653	7,818
Central Administration and Others	(22,305)	(15,866)	(6,055)
Consolidation adjustments	3,941	451	2,748

Total Operating (loss) / profit	(58,397)	(21,012)	43,780

(1)

Revenues are net of payment of turnover tax. Customs duties on hydrocarbon exports are described under “Taxes, charges and contributions” as indicated in Note 25 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 2.b.15 to the Audited Consolidated Financial Statements.

(2)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Upstream overview

YPF Upstream seeks to add value to the Company’s operation by optimizing the use of deployed capital, achieving levels of operative excellence and enhancing the productivity of mature fields, thus generating new development opportunities and softening the decline of mature fields, while delivering profitable growth driven by the increasing incorporation of unconventional projects to its activities.

The Plan of Promotion for Argentinean Gas Production (Plan GasAr), launched on December 3, 2020 and awarded on December 15, 2020, gave the Company an opportunity to monetize gas reservoirs, ensuring to supply the demand over the next four years at a price which allows the development of our gas projects in the Neuquina Basin.

YPF manages to continue with key activity optimizing ongoing waterflooding projects and tertiary recovery testing of polymer and surfactant, through the implementation of improved oil recovery (IOR) and enhanced oil recovery (EOR) keeping focus on the conventional fields under a challenging global economic environment.

Despite the lockdown in Argentina due to COVID-19, the Company was able to continue and expand operations, as evidenced by the fact that the Manantiales Behr field reached a new peak oil production by the end of 2020.

In light of the decrease in demand and lower oil prices, the Company sought to reduce operating costs by focusing efforts in the optimization of processes and enhancing cost efficiency.

Furthermore, YPF continued actively managing its portfolio, including the sale of non-core matured assets.

Staying the Path of Unconventional Resources

In line with the production growth objective driven by unconventional projects during 2020, we reaffirmed our commitment to the objective of growing our production and reserves through the development of unconventional resources, which we began in 2013. Since 2010, we have drilled more than 850 wells to determine the potential of Vaca Muerta as a shale oil/gas reservoir. Most of these wells are located in the Loma Campana field and drilled in association with Chevron, continuing the massive development that began in 2013. The remaining wells pursue the development phase in the El Orejano block in association with Dow Chemical, the Narambuena project in association with Chevron, La Amarga Chica field in association with Petronas, Bandurria Sur in association with Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina S.A., Bajo del Toro pilot in association with Equinor and Rincon del Mangrullo, Aguada de la Arena and La Ribera pilots where YPF holds 100% of the working interest in such areas.

The international and local scenarios challenge us to adjust our efficiency and costs to be competitive. To drive down the breakeven price of our projects we focused on increasing well productivity and improving operation efficiency by reducing development cost and operative expenses.

In this context, our controlled technological-based Company of YPF (Y-TEC) has contributed by providing innovative laboratory and operational techniques and protocols; better understanding of the rocks behavior; improving in reservoir simulation and modelling tools; drilling and completion products; among others. See “Research and Development.” Nevertheless, the financial viability of these investments and resource recovery efforts will depend on the prevailing economic and regulatory conditions, as well as the market prices of hydrocarbons in Argentina. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2021 activity.

In March 2020, prior to the COVID-19 lockdown, the Company had planned investing activities with 11 drilling rigs in unconventional region. From there on, due to the pandemic, the activity was suspended, leaving 11 drilling rigs on standby. Between September and October 2020, the activity restarted and ended the year with ten drilling rigs working.

Since 2017, we commenced testing dissolvable plugs, chemical and mechanical diverters, frack sleeves, and different types of stimulation fluids, in connection with the completion of our shale gas/oil wells, seeking improved operational efficiency and improved well performance. We are continuing to study the data from these tests, analyzing the results of productivity in the medium term. Many of these activities were carried out, and continue to be supported by Y-TEC.

In the hydraulic stimulation field work continues to challenge the productivity of wells. Since 2018, designs with greater intensity of support agent and water have been tested. Due to good results obtained and the implementation of a new standard design of high-density, concentrations of sand raised above 2,500 lb/ft. At the same time, we are reviewing the designs of the pilots in order to increase efficiency and have incorporated snubbing equipment that will make plugs rotation more efficient and reach longer well lengths.

Pilots with sleeves have also been executed during the last three years as a development alternative for areas of certain geological characteristics. The results are promising, and the sleeves are already a viable alternative for certain cases.

Main properties

Our production is concentrated in the following basins in Argentina: Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral.

In 2020, 2019 and 2018, we finalized several agreements related to the acquisition, investment and development of properties that are part of our core business. In connection with those agreements, see Notes 3 and 33.b to the Audited Consolidated Financial Statements.

In addition, in connection with the extension of concessions and exploration permits, see Note 33.a to the Audited Consolidated Financial Statements.

The following table sets forth information regarding our developed and undeveloped acreage by geographic area as of December 31, 2020:

	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
Argentina	1,269	957	22,042	14,992
Rest of South America(5)	2	2	539	331
Total (6)	1,271	959	22,581	15,323

(1)	Developed acreage is spaced or assignable to productive wells.
(2)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

(3)	A “gross acre” is an acre in which we own a working interest.
(4)	“Net” acreage equals gross acreage after deducting third-party interests.
(5)

Relates to Colombia, Chile and Bolivia. In the case of Colombia, YPF and its partners notified the Colombian National Hydrocarbons Agency (“ANH”) of the decision to relinquish the COR 12 and COR 33 blocks. In Bolivia, YPF’s net undeveloped surface acreage totaled 125,000 acres. In Chile, YPF’s net undeveloped and developed surface acreage totaled 33,021 acres and 1,769 acres, respectively.

(6)

8,684 and 4,225 acres correspond to gross and net undeveloped offshore fields, respectively, while 28 and 14 acres correspond to gross and net developed offshore fields, respectively. Currently all our offshore fields are located in Argentina.

According to Law No. 27,007 that amended the Hydrocarbons Law, all national offshore permits and offshore hydrocarbon production concessions that did not have association agreements with ENARSA as of the date of the new law (October 2014) were reverted and transferred to the SE. Permits and concessions granted prior to Law No. 25,943 were exempt from this provision. In September 2015, the Argentine Executive Branch and YPF began negotiating the conversion of association agreements signed with ENARSA. On December 29, 2017 YPF submitted a note to the Ministry of Energy confirming its willingness to negotiate the conversion of association agreement related to the Area identified as “ENARSA 1”. In the same note, YPF communicated its decision not to convert the association agreements related to the Areas “ENARSA 2” and “ENARSA 3. On October 19, 2018 YPF officially filed another note to the SE to negotiate the conversion of the association agreement related to the area identified as “ENARSA 1”. On April 11, 2019 the area “ENARSA 1” was officially converted into “CAN-100”. In August 2019, a partnership agreement was signed by YPF and Equinor Argentina AS, whereby Equinor Argentina AS would operate CAN-100 holding a 50% working interest. On April 3, 2020, the Ministry of Energy and Mining (“MINEM”) formalized the Agreement and the closing of the operation happened on April 16, 2020. On January 14, 2021, a partnership agreement was signed by YPF, Equinor Argentina AS and Shell whereby Equinor Argentina AS would operate CAN-100 holding a 35% working interest, YPF would have a 35% WI and Shell 30% WI. As of the date of this annual report, the parties are still waiting for the Ministry of Energy to formalize the agreement.

As of December 31, 2020, we do not have exploration permits associated with the original terms of the Hydrocarbons Law. However, as a result of the expiration in 2021 of the first or second exploration terms of certain of our exploration permits (according to the terms of the Hydrocarbons Law, as amended by Law No. 27,007), we will have the right to continue exploring the entire area for the second basic term as long as we comply with all of our obligations under the applicable permit. At the expiration of the second basic term, we will be required to surrender all of the remaining acreage, unless we request an extension term, in which case such extension will be limited to 50% of the remaining acreage. On the other hand, if we discover commercially exploitable quantities of oil or gas, we have the right to obtain an exclusive concession for the production and development of such oil and gas. See “—Legal and Regulatory Framework and Relationship with the Argentine government—Law No. 27,007 (amendment of the Hydrocarbons Law)—Exploration and Production.”

The exploratory undeveloped acreage which matures, in 2021 and in the period 2022-2023 is 7,296 km2, or 20%, and 27,514 km2, or 77%, respectively, of our 35,743 km2 of net exploratory undeveloped acreage as of December 31, 2020.

The extension of the maturing acreage that we would be required to surrender to the relevant province will depend on our decision to extend our permit in a given area, provided that the requirements of Law No. 27,007 have been met, including the satisfaction of our obligations under the permit relating to those areas. See “—Legal and Regulatory Framework and Relationship with the Argentine government—Law No. 27,007 (amendment of the Hydrocarbons Law)—Exploration and Production.” Therefore, the areas to be relinquished consist usually of acreage where drilling has not been successful and are considered non-core lease acreage.

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

Argentine Exploration Permits and Exploitation Concessions

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2020:

	Wells (1)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,494	3,501	1,771	1,245
Golfo San Jorge	7,500	7,039	74	73
Cuyana	726	670	—	—
Noroeste	44	23	89	45
Austral	109	109	53	53

Onshore	12,873	11.342	1,987	1,416
Offshore	91	45	—	—

Total	12,964	11,387	1,987	1,416

(1)

A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers

As of December 31, 2020, we held 123 exploration permits and production concessions in Argentina. We directly operate 88 of them, including 14 exploration permits and 74 production concessions.

Exploration permits: As of December 31, 2020, we held 20 exploration permits in Argentina, 16 of which were onshore exploration permits and four of which were offshore exploration permits. We had 100% ownership of nine onshore permits, and our participating interests in the remaining onshore permits varied between 50% and 70%. Our participating interests in the four offshore permits varied between 37.5% and 50%.

Production concessions: As of December 31, 2020, we had 103 production concessions in Argentina. We had a 100% ownership interest in 58 production concessions, and our participating interests in the remaining 45 production concessions ranged between 7.2% and 98%.

In addition, we have 36 crude oil treatment plants and 11 pumping plants where oil is processed and stored. The purpose of these plants is to receive and treat oil from different fields prior to shipment to our refineries and/or commercialization to third parties, as applicable. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our business depends to a significant extent on our production and refining facilities and logistics network.”

In connection with our main properties, see “—Exploration & Production Activity in Argentina.” Production for each of the last three fiscal years by geographic area and by field containing 15% or more of our total proved reserves is set forth under “—Oil and gas production, production prices and production costs”.

Approximately 96% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (62%) and Golfo San Jorge (33%) basins, and approximately 87% of our proved gas reserves in Argentina are concentrated in the Neuquina (76%), and Austral (11%) basins.

Joint ventures and contractual arrangements in Argentina

As of December 31, 2020, we participated in 11 exploration and 37 production joint ventures and contractual arrangements (28 of which were not operated by us) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 7.2% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of certain joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2020, see Note 28 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and their conversion into exploitation concessions and exploration permits, respectively.

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

Information on net proved reserves as of December 31, 2020, 2019 and 2018 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2020, the Company considered (i) for 2021, the 12 months average of domestic realized prices for crude oil taking into account the effect of export taxes in place until December 31, 2021 (in accordance with Law No 27,541 and Decree No. 488/2020); (ii) for and following the year 2022, given that there are no formal export taxes in place, the unweighted average price of crude oil of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2020, which refers to the Brent prices adjusted by each different quality produced by the Company.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12-months average of domestic market realized prices realized according to the SEC’s rules and FASB’s ASC 932 rules, but it also took into account the effect of certain areas from the Neuquina Basin where prices are set according to contracts awarded to YPF S.A under the Plan GasAr until 2024. See “Item 4. Information on the company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020.”

Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our oil and natural gas reserves are estimates” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our reserves and production may decline.”

Net reserves are defined as that portion of the gross reserves attributable to the interest of the Company after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as “royalties” under local rules. The same methodology is followed in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2020 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2020

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas at December 31, 2020.

Proved Developed Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
South America
Argentina	229	32	1,486	526
Chile	—	—	—	—

Total Proved Developed Reserves	229	32	1,486	526

Proved Undeveloped Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
South America
Argentina	254	31	624	396
Chile	—	—	—	—

Total Proved Undeveloped Reserves	254	31	624	396

Total Proved Reserves (2) (3)	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
Developed Reserves	229	32	1,486	526
Undeveloped Reserves	254	31	624	396

Total Proved Reserves	483	63	2,110	922

(1)	Includes crude oil (oil and condensate).
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(3)

Proved crude oil and NGL reserves of consolidated entities include an estimated approximately 70 mmbbl of crude oil and 7 mmbl of NGLs in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves of consolidated entities include an estimated approximately 245 bcf in respect of such payments.

For information regarding changes in our estimated net proved reserves during 2020, 2019 and 2018, see Note 39 to the Audited Consolidated Financial Statements.

The paragraphs below explain in further detail the most significant changes in our net proved undeveloped reserves during 2020, 2019 and 2018.

Changes in our net proved undeveloped reserves during 2020

YPF had an estimated volume of net proved undeveloped reserves of 396 mmboe at December 31, 2020, which represented approximately 43% of the 922 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 423 mmboe as of December 31, 2019 (approximately 39% of the 1,073 mmboe total reported proved reserves as of such date).

The 6% total net decrease in net proved undeveloped reserves in 2020 is mainly attributable to:

•

Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 34 mmboe (18 mmboe corresponding to Vaca Muerta projects) to proved developed reserves. The main contributions are related to development wells (23 mmboe) mainly in Neuquina basin and improved recovery projects (11 mmboe) mainly in Golfo San Jorge and Neuquina basins.

•

A change in our development strategy and other project revisions driven by lower average oil prices and its impact on incomes and on the economic limit of certain fields, which resulted in a downwards revision of 64 mmboe from previous projects, mainly from Neuquina and Golfo San Jorge basins.

•

A change in our participation in Bandurria Sur field, which resulted in a decrease of 11 mmboe of proved undeveloped reserves. See “Item 4. Information on the company—Upstream overview—Unconventional Region—Bandurria Sur Area.”

•

The revision of some improved recovery oil projects and the modification or cancellation of development schedules, resulting in a 3 mmboe proved undeveloped reserves reduction, mainly in Golfo San Jorge basin.

This was partially offset by:

•

Extensions and discoveries, which added 85 mmboe (189 bcf of Gas, 9 mmbbl of NGL and 42 mmbbl of Oil) of proved undeveloped reserves mainly from shale gas projects from the Vaca Muerta formation at Neuquina basin.

YPF’s total capital expenditures to continue the development of reserves was approximately U.S.$ 347 million during 2020, of which U.S.$ 135 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2020, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

•

Extensions and discoveries, which added 137 mmboe (276 bcf of Gas and 88 mmbbl of Oil) of proved undeveloped reserves mainly from shale oil and gas projects from Vaca Muerta formation at Neuquina basin.

•	Revised projects at Vaca Muerta formation which resulted in additional 19 mmboe (17 mmbbl of Oil and 11 bcf of Gas).

•	New improved recovery projects, adding approximately 5 mmboe of proved undeveloped secondary recovery reserves. The most important additions correspond to Golfo San Jorge and Neuquina basins.

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

•

A change in our development strategy and other project revisions in certain areas, which resulted in a downwards revision of 23 mmboe from previous projects, mainly from Neuquina, Austral and Cuyana basins.

•

The modification or cancellation of some primary and improved recovery oil projects and development schedules, resulting in a 6 mmboe proved undeveloped reserves reduction, mainly in Golfo San Jorge and Neuquina basins.

YPF’s total capital expenditures to continue the development of reserves was approximately U.S.$ 1,221 million during 2019, of which U.S.$ 945 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2019, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

Changes in our proved undeveloped reserves during 2018

YPF had estimated a volume of net proved undeveloped reserves of 358 mmboe at December 31, 2018, which represented approximately 33% of the 1,080 mmboe total reported net proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 266 mmboe as of December 31, 2017 (approximately 29% of the 929 mmboe total reported net proved reserves as of such date).

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

•	A change in our development strategy in certain areas, which resulted in a downwards revision of 43 mmboe from previous projects, mainly from Neuquina, Austral and Golfo San Jorge basins.

•

The modification or cancellation of some primary and improved recovery oil projects and development schedules, resulting in a 5 mmboe proved undeveloped reserves reduction, mainly in Austral, Golfo San Jorge and Cuyana basins.

•	Changes in gas compression projects, which resulted in a 5 mmboe reduction of proved undeveloped reserves, mainly from Neuquina basin.

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

Internal controls on reserves and reserves audits

All of our oil and gas reserves held in consolidated companies have been estimated by our petroleum engineers. In order to meet the high standard of “reasonable certainty,” reserves estimates are stated taking into consideration additional guidance as to reservoir economic productivity requirements, acceptable proved area extensions, drive mechanisms and improved recovery methods, marketability under existing economic and operating conditions and project maturity.

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

In 2020, DeGolyer and MacNaughton audited certain YPF operated and non-operated areas in the Neuquina, Golfo San Jorge and Cuyana basins of Argentina. These audits were performed as of December 31, 2020, and the audited fields contain in aggregate approximately 286 mmboe of proved reserves (126 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 31% of our proved reserves and 32% of our proved undeveloped reserves as of December 31, 2020. Copies of the related reserves audit reports are filed as an exhibit to this annual report.

We are required, in accordance with Resolutions No. 324/06 and 69/16 of the Argentine Subsecretariat of Hydrocarbons, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Subsecretariat of Hydrocarbons, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolutions No. 324/06 and 69/16 and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2018. Estimates of our oil and gas reserves filed with the Argentine Subsecretariat of Hydrocarbons are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Subsecretariat of Hydrocarbons includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Subsecretariat of Hydrocarbons includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in this annual report; and (iii) the definition of proved reserves under Resolutions No. 324/06 and 69/16 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

Oil and Condensate Production (1)	2020	2019	2018
		(mmbbl)
Consolidated Entities
South America
Argentina	76	83	83
Chile	—	*	—

Total Oil Production (2)	76	83	83

NGL Production (1)	2020	2019	2018
		(mmbbl)
Consolidated Entities
South America
Argentina	13	14	14
Chile	—	—	—

Total NGL Production (3)	13	14	14

Natural Gas Production (1)	2020	2019	2018
		(bcf)
Consolidated Entities
South America
Argentina	394	440	461
Chile	—	—	—

Total Natural Gas Production (4) (5)	394	440	461

Oil Equivalent Production (1) (6)	2020	2019	2018
		(mmboe)
Consolidated Entities
Oil and Condensate	76	83	83
NGL	13	14	14
Natural Gas	70	78	82

Total Oil Equivalent Production	159	175	179

*	Not material (less than 1).
(1)

Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 19% of our total proved reserves expressed on an oil equivalent barrel basis. Oil and condensate production in these fields was approximately 8, 9 and 8 mmbbl for the years ended December 31, 2020, 2019 and 2018, respectively. NGL production in these fields was approximately 5, 5 and 5 mmbbl for the years ended December 31, 2020, 2019 and 2018, respectively. Natural gas production in the Loma La Lata field was 87, 97 and 109 bcf for the years ended December 31, 2020, 2019 and 2018, respectively.

(2)

Crude oil production for the years ended in December 31, 2020, 2019 and 2018 includes an estimated 11, 12 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

NGL production for the years ended in December 31, 2020, 2019 and 2018 includes an estimated 1, 1 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)

Natural gas production for the years December 31, 2020, 2019 and 2018 includes an estimated 53, 60 and 61 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

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

The following table sets forth the average production costs and average sales price expressed in Ps/boe by geographic area for 2020, 2019 and 2018:

Production costs and sales price	Total	Argentina		Chile
Year ended December 31, 2020
Lifting costs	733.40	733.40		(*)
Local taxes and similar payments (1)	32.52	32.40		(*)
Other costs	198.43	197.52	(3)	(*)

Average production costs	964.35	963.32		(*)

Average oil sales price	2,798.38	2,798.38		—
Average NGL sales price	1,709.43	1,709.43		—
Average natural gas sales price (2)	1,068.07	1,068.07		—

Year ended December 31, 2019
Lifting costs	620.44	619.55		(*)
Local taxes and similar payments (1)	31.09	30.97		(*)
Other costs	64.51	64.33	(3)	(*)

Average production costs	716.04	714.85		(*)

Average oil sales price	2,351.81	2,351.81		—
Average NGL sales price	1,167.69	1,167.69		—
Average natural gas sales price (2)	1,038.96	1,038.96		—

Year ended December 31, 2018
Lifting costs	348.68	348.68		—
Local taxes and similar payments (1)	22.92	22.92		—
Other costs	97.77	97.77		—

Average production costs	469.37	469.37		—

Average oil sales price	1,774.87	1,774.87		—
Average NGL sales price	1,052.96	1,052.96		—
Average natural gas sales price (2)	739.49	739.49		—

(1)

Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps. 255.36 per boe, Ps. 226.21 per boe, and Ps. 162.08 per boe for the years ended December 31, 2020, 2019 and 2018, respectively.

(2)

Includes revenues from the Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program. See “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs.”

(3)

Includes (64.6) Ps/boe million and (38.2) Ps/boe million, for 2020 and 2019, respectively, corresponding to the implementation of IFRS 16. For more information See Note 2.b.12) to the Audited Consolidated Financial Statements.

(*)	No significant production associated.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Gross wells drilled (1)
Oil	2	8	10
Gas	—	3	5

Exploratory productive	2	11	15
Dry	—	12	6

Total - Exploratory	2	23	21

Oil	112	305	313
Gas	12	105	131

Development productive	124	410	444
Dry	—	—	1

Total - Development	124	410	445

Net wells drilled (2)
Oil	1	7	7
Gas	—	2	4

Exploratory productive	1	9	11
Dry	—	9	5

Total - Exploratory	1	18	16

Oil	78	224	237
Gas	5	75	84

Development productive	83	299	321
Dry	—	—	1

Total - Development	83	299	322

(1)	“Gross” wells include all wells in which we have an interest.
(2)	“Net” wells equal gross wells after deducting third-party interests.

Exploration & Development Activity in Argentina

During 2020, our main exploratory and development activities in Argentina had the following principal focus:

Exploratory Activities

Operated Areas

Due to the measures adopted by the Argentine government in order to protect the population (including a general restriction on the economy) as a result of the effects of the COVID-19 outbreak, no exploratory or seismic activity was carried out after March 19, 2020.

Onshore

Unconventional activities

During 2020, two wells drilled in 2019 were tested with positive results.

Two tight gas wells drilled in 2019 in Rincón del Mangrullo and Cerro Manrique Blocks are still pending completion. Only one of them is expected to be finished in 2021.

Conventional activities

•	Neuquina Basin

•

Due to the outbreak of the COVID-19 pandemic, all exploration activities were suspended. As a result, notices were sent to the Mendoza Province requesting a one-year deferral of the expiration dates of the first exploration period of the blocks Los Parlamentos, CNIII Norte, CNVII A and Puesto Pozo Cercado Occidental. The deferral was granted for all the blocks.

•	During the first quarter of 2020, two exploration wells drilled before the lockdown were shallow wells drilled to gather more detailed geological data on rock and fluid properties in Chachahuén Block.

•

The third exploration period of the blocks Chachahuén Norte, Chachahuén Centro and Chachahuén Sur expired in 2020. The Company decided to relinquish Chachahuén Norte and Chachahuén Centro and sent a note to the Province of Mendoza informing of its decision to keep an area of 104 km2 of Chachahuén Sur (adjacent to Cerro Morado Block). As of the date of this annual report, negotiations to keep Chachahuén Sur are ongoing.

•

Having fulfilled all commitments in the Malargüe Block, and considering the results obtained, the Company decided not to continue with the second exploration period. Consequently, a notice was sent to the Mendoza Province informing of its decision to relinquish the block. As of the date of this annual report, we are still awaiting response from the Province of Mendoza on the notice sent in 2019 informing them of our decision to relinquish the Malargüe Block.

•

The first exploration period of the blocks Cerro Arena, Salinas del Huitrín, Las Tacanas, Chasquivil, Cerro Las Minas, Pampa de las Yeguas Bloque II and Loma del Molle expired on November 20, 2020 and negotiations with the Province of Neuquén resulted in:

◾	Cerro Arena: a second exploration period was awarded with conventional and unconventional exploration commitments. An area of 249 km2 was relinquished.

◾	Salinas del Huitrín: a second exploration period was awarded with conventional exploration commitments. No relinquishment was made.

◾	Las Tacanas: a second exploration period was awarded with unconventional exploration commitments. An area of 44 km2 was relinquished.

◾	Cerro Las Minas: a second exploration period was awarded with unconventional exploration commitments. An area of 38 km2 was relinquished.

◾	Loma del Molle (operated by Exxon-Mobil): a second exploration period was awarded with unconventional exploration commitments. An area of 30 km2 was relinquished.

◾	Pampa de las Yeguas Bloque II (Operated by Total Austral): a second exploration period was awarded with unconventional exploration commitments. No relinquishment was made.

◾	Chasquivil: The Company decided not to enter on the second exploration period, and relinquished the whole block (123 km2).

•	Golfo San Jorge basin

•	During 2020, all exploration activities were suspended due to the outbreak of the COVID-19 pandemic.

•	Cuyana basin

•	During 2020, all exploration activities were suspended due to the COVID-19 lockdown.

•

Having fulfilled all commitments in CCyB 17/B and considering the results obtained, we decided not to continue with the exploratory periods and, as a result, the block was relinquished to the Province of Mendoza. As of the date of this annual report, we are still awaiting response from the Province of Mendoza on the notice delivered in 2018 informing them of our decision to relinquish the CCyB 17/B Block.

•	Austral basin

•	During 2020, all exploration activities were suspended due to the COVID-19 lockdown.

•

The Company sent notes to the Santa Cruz and Tierra del Fuego Provinces requesting a deferral of the expiration dates of the first exploration period of blocks El Turbio and CA-12 Bloque I due to the consequences of the outbreak of COVID-19. The deferral was granted for 10 months in El Turbio Block (from September 2020 to July 2021) and for 11 months in CA-12 Bloque I (from December 2020 to November 2021).

•	Seismic

•	Due to the consequences of the outbreak of COVID-19, the seismic that was taking place in El Turbio Block was suspended and is expected to be finished in 2022.

Offshore

On January 14, 2021 a partnership agreement was signed by YPF, Equinor Argentina AS and Shell, whereby Equinor Argentina AS would operate the area holding a 35% working interest, YPF would have a 35% WI and Shell 30% WI. As of the date of this annual report, the Ministry of Energy has not yet formalized the agreement. See “—Main Properties” and “Argentine Exploration Permits and Exploitation Concessions.”

Non-Operated Areas

During 2020, we did not conduct exploration activities in non-operated areas.

Development Activities

During 2020, our development activities in Argentina were mainly focused, according to the organizational structure in force in 2020, on the following regions and blocks:

Unconventional Region

During 2020, Unconventional Region production was 133.33 kboe/d, representing 28.6% of YPF’s total production.

70°W
2.450.000
69°W
2.500.000
2.550.000
68°W
37°S
5.900.000
5.850.000
5.800.000
38°S
5.750.000
5.700.000
MENDOZA PROVINCE
LA PAMPA PROVINCE
RÍO NEGRO PROVINCE
NEUQUÉN PROVINCE
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
Copyright (c) 2014 Esri
LEGEND:
Blocks:
YPF Operator
YPF Participation
Play Vaca Muerta:
Oil
Gas & Condensate
Gas
Fold & Thrust Belt Front
*Disclaimer: "The limits of fluid windows are schematic and could be susceptible to modification".
CARTOGRAPHY "NOC" - GEOSCIENCE & RESERVOIR
YPF
TRANSFORMING LIVES THROUGH ENERGY
REPUBLIC OF ARGENTINA
NEUQUINA BASIN
VACA MUERTA PLAY MAP
1:750.000
Gauss Kruger Projection Zone 2 Posgar 2007
February 10, 2023
CARTOGRAPHY "NOC"

1 Aguada De Castro; 2 Aguada De La Arena; 3 Aguada Del Chañar; 4 Aguada Pichana Oriental; 5 Aguada Pichana Occidental; 6 Bajada De Añelo; 7 Bajo Del Toro; 8 Bandurria.Sur; 9 Cerro Arena; 10 Cerro Las Minas; 11 El Orejano; 12 La Amarga Chica; 13La Calera; 14 La Ribera I; 15 La Ribera II; 16 Las Tacanas; 17 Lindero Atrave.sado; 18 Loma Amarilla Sur; 19 Loma Campana; 20 Loma Del Molle; 21 Pampa De Las Yeguass I; 22 Pampa De Las Yeguas II Norte; 23 Pampa De Las Yeguas II Sur; 24 Rincón Del Mangrullo; 25 Salinas Del Huitrín and 26 San Roque.

Main Operated Areas

Loma Campana Area:

On 2013, YPF and Chevron signed an investment project agreement for the joint exploitation of unconventional hydrocarbons in Neuquén Province. YPF is the operator of the area.

In 2017, we had an average of approximately 1,700 mts horizontal length and 20 frac stages, while in 2018, we had an average of approximately 2,200 mts horizontal length and 28 frac stages. In 2019, we had an average of approximately 2,400 mts horizontal length and 35 frac stages. The total well cost for each frac stage was reduced from 484 U.S.$/stages in 2017 to 404 U.S.$/Stages in 2018 and 312 U.S.$/stages in 2019. In 2020, the horizontal length and frac stage decreased to 2,000 mts horizontal length and 30 frac stages, respectively, with a total well cost for each frac stage of 410 U.S.$/stages. The total cost reduction between 2017 and 2020 was due to the High Density Completion (“HDC”) strategy, which streamlines efficiency. The HDC is an indicator of the fracture design to be executed in a well, which allows achieving efficiencies in productivity and/or well costs.

During 2019, we focused on increasing lateral lengths and frac stages to improve our productivity.

During 2020, we drilled 17 horizontal wells, and put 13 horizontal wells into production, achieving the expected performance on average. The 2019 and 2020 campaigns stimulated with HDC designs exceeded the production results of previous years. Well design ranges from 1,400 mts of lateral length and 21 frac stages to 2,500 mts of lateral length and 38 frac stages, while the space between frac stages was mainly at 66 mts due to the HDC strategy, which allowed for the drilling of 98.9% of the targeted area.

During 2020, activity in this area involved a total gross investment of U.S.$ 197 million in drilling and completion (“D&C”) and U.S.$ 48 million in production facilities and other minor capital expenditures. Drilling and completion activities were affected by the outbreak of the COVID-19 pandemic.

HDC stimulation design was implemented showing better results when compared with previous campaigns. Preliminary analysis conducted in 2019 showed an increase of Estimated Ultimate Recovery (“EUR”) compared to 2018. During 2020, studies that combine numerical simulation, data analytics and field tests were executed to provide proposals for further improvement in HDC designs. Several other pilots are in progress such as the use of 100% natural sand (percentage of ceramic support agent was removed), low viscosity fluids and the pumping sequence adjustments. Well spacing pilots are under execution to evaluate optimized development strategies in certain areas of the field.

In mid-March 2020, Loma Campana had three drilling rigs, which were suspended when the COVID-19 lockdown began. Activity in these three drilling rigs resumed between September and October 2020.

Several pilots seeking cost reduction in completion were being executed as of the date of this annual report. Some of them involve test of the local sands, change in fluid systems to polyacrylamide base fluids and adjustments in fluid and prop pant agent intensity.

A pad of six horizontal wells with three different targets was successfully drilled between 2019 and 2020 in the westernmost position of the core development zone verifying good drilling performance and well stability.

The extended reach well pad continues to be drilled in the South East sector of the Loma Campana field corroborating high drilling efficiency. The maximum lateral extension drilled in this pad as of the date of this annual report was 3,430 mts measure depth.

La Amarga Chica Area:

On December 10, 2014, YPF and PETRONAS E&P ARGENTINA S.A., an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia, executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the Neuquén province. YPF is the operator of the area.

The Pilot Plan, comprising 30 wells in three years, started in May 2015. At the end of the first phase, in 2016, a total of six horizontal and three vertical wells had been drilled, with results exceeding previous expectations. Based on those positive results, PETRONAS E&P ARGENTINA S.A. agreed to continue co-investing in a second phase of the pilot project. By the end of 2016, four additional horizontal wells from this phase were drilled, reaching a total of nine drilled wells during 2016, with a drilling rig fully dedicated to the project. During 2017, 12 horizontal wells were drilled, completing phase two of the project and paving the way for the final phase of the project.

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

During 2019, 41 wells were drilled, and 20 wells were put into production, achieving a performance above expectations set by the Type Well in La Amarga Chica. Well design ranges reached an average 1,900 mts of lateral length and 28 frac stages. Also, ten vertical wells were drilled for control or water purposes.

Activity in this area during 2019 involved a total gross investment of U.S.$ 379 million in D&C and U.S.$ 74 million in production facilities and other capital expenditures.

In addition, many optimization strategies were tested and implemented in 2019, leading to a growth in fluid and prop pant intensities (of up to 5,000 lb/ft).

During 2020, ten wells were drilled, and 15 wells were put into production. Production peak was reached on December 2020 with 23.8 kbbl/d.

Well architecture was 2,400 mts lateral length average and 41 HDC frac stages, achieving a performance that exceeded expectations and an estimated ultimate recovery (“EUR”) growth around 7%. Total gross investment was U.S.$ 166 million in D&C and U.S.$ 67 million in production facilities and other capital expenditures. Drilling and completion activities were affected by the outbreak of the COVID-19 pandemic.

In mid-March 2020, La Amarga Chica had four drilling rigs, which were suspended when the COVID-19 lockdown began. Activity was resumed in October 2020 with three rigs.

Many optimization strategies were tested and implemented in 2020: five horizons were tested successfully and were added to the current well inventory; completion test of increase in fluid and prop pant intensities (of up to 5,000 lb/ft) was executed; cemented sleeve technology was used in one well to mitigate possible casing restriction; “Parent-child” interaction effects were reduced based on field development strategy and oil recovery technologies under laboratory tests.

In addition, an eight-wells pilot was conducted to study fracture design sensitivities for three different landing zones. During this pilot, a large dataset was collected including micro-seismic, oil-based tracers and bottom hole pressure gauges. This information will be considered to continue the field development strategy optimization and improve the project cost-effectiveness.

Bandurria Sur Area:

On July 5, 2017, YPF and SPM Argentina S.A. executed an agreement defining the main terms and conditions for the joint development of a shale oil pilot in the Bandurria Sur area in two phases. YPF is the operator of the area.

On October 10, 2018, a major spill took place in the Bandurria Sur area caused by a blowout (decontrol of well). For this reason, the province of Neuquén decided to revoke the environmental licenses for pads eight and nine (this last one containing the uncontrolled well).

In January 2020, YPF was notified of the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS (jointly, the “Consortium”) of the entire share package of SPM. This assignment required the payment by SPM to YPF of approximately U.S.$ 105 million, which was made in January 2020.

On January 30, 2020, YPF agreed with the Consortium, through SPM, to sell an 11% additional interest in the Bandurria Sur area, located in the Province of Neuquén. Notwithstanding such sale, YPF continues to be Bandurria Sur’s operator with a 40% interest in the area.

During 2020, seven horizontal wells were drilled, four wells put into production in the fourth quarter of the year. As the date of this annual report, the performance of those wells is under evaluation.

Well design ranges reached an average of approximately 3,500 mts of lateral length and approximately 58 frac stages. Also, two vertical wells were drilled for control purpose.

During 2020, the activity in this area involved a total gross investment of U.S.$ 96 million in D&C and U.S.$ 48 million in production facilities and other capital expenditures. Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

The largest horizontal well in the basin targeting of the Vaca Muerta formation, 7,190 mts of depth, was drilled in the Bandurria Sur area on December 2019 and put into production on December 2020.

In mid-March 2020, Bandurria Sur had two drilling rigs, which were suspended when the COVID-19 lockdown began. Activity in these two drilling rigs resumed in October 2020.

The outbreak of the COVID-19 pandemic, and the sanitary emergency decreed by the national government, forced a suspension in operations in April 2020, delaying all planned activities. In October 2020, drilling of PAD 25 and stimulation of PAD 13 were restarted. The four wells of this PAD are extended reach and started production in December 2020. More than 230 stages were pumped in this PAD, that includes the longest well: LCav-45(h). The performance of these wells is under evaluation.

The construction of the production facilities BAT02 and PCI began in 2020 and was postponed due to the COVID-19 pandemic. The construction of the crude oil treatment plant continued during 2020, which had begun in 2019, and its completion is expected to be discussed towards the end of 2022. Facilities already in operation (BAT01 / BAT03) were equipped with vapor recovery unit (“VRU”) and vent stacks.

Bajo del Toro Area:

Between 2012 and 2015, YPF and its partners (EOG Resources Inc., successor to Enron Oil & Gas Company, and Gas y Petróleo de Neuquén) drilled one slanted and two vertical exploratory wells. One of the vertical wells and the slanted well were completed (with six and eight frac stages respectively) and proved oil production from the whole organic-rich section of the Vaca Muerta Formation. The other vertical well was used for reservoir characterization and for micro-seismic monitoring of the slanted well. Between 2016 and 2017 the joint venture was dissolved, and part of the block reverted to the province.

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

During 2020, activity in this area involved a total gross investment of U.S.$ 20.2 million in D&C and U.S.$ 6.1 million in production facilities and other capital expenditures. Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

In mid-March 2020 in Bajo del Toro there was a drilling team working. Due to the effect of the covid-19 pandemic, from there the drilling equipment is on standby.

Drilling is schedule to resume in the first half of 2021.

In November 2020, a proposal was presented to the province requesting the CENCH (“Concesión de Explotación No Convencional de Hidrocarburos”, as its meaning in Spanish). Subsequently, inquiries were received from the province about it. Currently we are working to answer them.

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

During 2018, there was no activity in the area. A pilot phase was initiated in 2019, including the drilling of four horizontal wells which landed in three different landing zones. Two of them where completed in 2019 and the other two during 2020. These last two wells are already on production with a performance according to expectations.

During 2020 activity in this area involved a total gross investment of U.S.$ 11.0 million in D&C and U.S.$ 4.9 million in production facilities and other capital expenditures. Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

There is no activity planned for 2021 beyond performance evaluation of existing wells. Development phase will not kick off before second half of 2022.

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

During 2020, activity in this area involved a total gross investment of U.S.$ 3.8 million in D&C, facilities and other capital expenditures. Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

During 2020, we continued working to mitigate the effects of CO2 present in the gas produced, which led to the abandonment of two wells.

Rincón del Mangrullo Area:

In Mulichinco formation at Rincón del Mangrullo concession, Pampa Energía S.A. (“Pampa Energía”) acquired 50% of the working interest during 2015. During 2019, one directional well, drilled in 2018, was put into production.

Instead, Vaca Muerta Formation in this block is 100% owned by YPF.

During 2019, two horizontal wells were drilled, eleven wells were put into production with results below expectations in the first pad due to the presence of faulting and the absence of one of the landing zones. On the other hand, the second pad exceeded the expectations reaching the best performance in the area, regardless of the landing zone. Finally, a four well pad was drilled, completed and turned to sales in 2019 with the results in line with the expectations. Well design ranges reached an average of approximately 1,900 mts of lateral length and approximately 26 frac stages.

In October 2020, three drilling rigs started drilling wells in Rincón del Mangrullo field as part of the activity committed to Plan Gas. The rigs will extend its activity to 2021 and 15 wells are planned to be completed before winter 2021.

Activity in this area during 2020 involved a total gross investment of U.S.$ 17.5 million in D&C and U.S.$ 3.0 million in production facilities and other capital expenditures. Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

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

An extended test was planned in the northeast area in order to evaluate the initial productivity. The extended test was carried out in the three wells located northeast of the block in the gas and condensate zone, the GOR (the gas oil ratio) was corroborated, and a PVT (Pressure Volume Temperature) sample to characterize the reservoir fluid (Dewpoint and Liquid Drop Out). Sampling was taken from the AdlA-1009h well (and results are still pending analysis).

The first wells that were put into production in the gas zone show high productivity similar to the high type well in the El Orejano area.

Well design ranges reached an average 1,700 mts of lateral length and 22 frac stages.

Activity in this area during 2020 involved a total gross investment of U.S.$ 15.0 million in D&C and U.S.$ 3.7 million in production facilities and other capital expenditures. Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

Production peak was reached on January 2020 1.5 mmcm/d.

PAD4 was drilled during 2019 and was completed by the end of 2020. This pad has three wells of 2,300 mts lateral length that are situated in three different production horizons. With this pad the field delineation is considered to be completed and the development phase will began in 2021 with activity compromised for Plan Gas

During October 2020 the drilling activity started in PAD9 (three wells of 2,500 mts lateral length). One rig is planned to be active in the field during 2021.

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

One of the wells targeted a new landing zone with productivity according to expectations. During 2019, four wells were drilled, three wells were completed and put into production.

In 2020, the remaining well was completed and put in production is scheduled for March 2021. An additional pad of 3 wells is being drilled and will be stimulated during 2021 as part of the activity compromised to fulfill the Plan GasAr.

3D Seismic was acquired and processed during 2019 improving field characterization.

Well design has 2,300 mts of lateral length and 27 frac stages which are limited by the extension of the area.

Activity in this area involved in 2020 a total gross investment of U.S.$ 8.3 million in D&C and U.S.$ 3.5 million in production facilities and other capital expenditures. Drilling and completions activity and facilities were affected by the outbreak of the COVID-19 pandemic.

Aguada del Chañar Area:

In June 2019 YPF acquired the concession of Aguada del Chañar, through Decree No 1,096/19 of the Neuquén Province. Aguada del Chañar block (57.4 km2) is located adjacent to La Amarga Chica area. The concession of the block, which includes unconventional resources in the Vaca Muerta formation expires in 2054.

Although there is no production from this field, it is identified as high potential field, supported by the production results obtained in La Amarga Chica to the west and in Aguada de Cánepa, to the east. YPF retains 100% interest in the area and is planning to drill seven wells in 2021.

Lajas Este:

The south area of the lakes is identified as having good potential in Vaca Muerta. This has been corroborated by two horizontal wells that are in production from 2019 (Entre Lagos and Lajas Este). The area is within a conventional hydrocarbon exploitation concession that expires in 2027. YPF retains 100% of the WI.

By 2021 we have planned to drill two additional wells to VM and launch a temporary early production facilities (“TEPF”). This TEPF will also allow the connection of a 3rd exploratory well that has already been drilled and completed in the area.

Main Non-Operated Areas:

Aguada Pichana Este Area:

This block is operated by Total S.A., YPF holds a 27.2% working interest in the Mulichinco Formation, and a 22.5% working interest in the Vaca Muerta Formation.

During 2019, twelve horizontal shale gas wells were drilled in the Aguada Pichana Este Area, eight of them were completed in 2019, while the remaining four were completed in 2020. These wells are part of the shale gas development project that consist of drilling around forty wells with 2,500 mts of drain in three landing zones (La Cocina and two Organic intervals) in Vaca Muerta Formation.

In 2019, six wells were put in production in the Aguada Pichana Este Area, two which had been were drilled in 2018 and the rest in 2019.

In 2020 four additional wells were put in production in the Aguada Pichana Este Area, all of which were drilled in 2019. All of these wells obtained results in accordance with expectations.

Additionally, regarding the facilities, the gathering network of PAD 19 was completed, and work continues for PAD 21 and 22.

During 2020, drilling and completions activity and facilities were affected by the outbreak of the COVID-19 pandemic.

Aguada San Roque Area:

This block is operated by Total S.A. and YPF holds a 34.11% working interest.

During the second quarter of 2019, two wells located in La Cocina Level were completed and connected (2,500 mts and 2,000 mts of drain). Production did not reach expectations in any of them. During 2020, no drilling activity was performed due to the COVID-19 pandemic.

Aguada Pichana Oeste Area:

This block is operated by PAE, and YPF holds a 30% working interest.

In 2019, three horizontal wells were drilled and completed. One of them was connected in the same year, while the others were connected during January 2020. Additionally, two wells drilled during 2018 were connected in 2019.

In 2020, four horizontal wells started in 2019, were drilled. Further, in 2020, one additional horizontal well was drilled and completed.

During 2020 drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

Pampa de las Yeguas Area

This block is operated by EXXON Mobil Exploration Argentina S.R.L., and YPF holds a 50% working interest.

During 2019, three wells drilled in 2017 and 2018 were connected and are producing as expected.

No drilling activity was conducted in 2019 or 2020.

A monitor well is expected to be drilled during the first half of 2021.

La Calera Area:

This block is operated by Pluspetrol, and YPF holds a 50% working interest.

The pilot stage started during 2018 and continued during 2019, which included the drilling of six wells to La Cocina, Orgánico Inferior A and Orgánico Inferior B (2,000 mts of lateral length). All wells were connected during 2019 and are producing better than expected.

In 2019, during the pre-development stage, 15 wells with 2,000 mts of drain, were drilled in the low GOR area (North-east of the block) to the same landing intervals as the pilot.

During 2020, three wells were drilled.

In the fourth quarter of 2020, three wells were being drilled and four wells were in final stages of completion. In addition, two wells drilled in 2019 were completed first quarter 2021.

The central production facilities project, started during the first quarter of 2020, is expected to be finished in 2023. Also, the early production facilities and collection pipelines started in 2018 and were finished during 2020.

Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

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

Eight wells were drilled in 2018 in two different pads and reached three landing zones (“La Cocina”, “Organico Inferior” and “Organico Superior”) and were connected in 2019. Production was frequently interrupted due to operational issues and lack of internal facilities.

During 2020, six shale gas wells were drilled, while five were completed. As of the date of this annual report, they have not been connected.

In late 2020, the execution of the evacuation pipeline from PAD 11 to Transportadora de Gas del Sur was 90% completed.

Drilling and completions activity and facilities were affected by the outbreak of the COVID-19 pandemic.

Lindero Atravesado block:

This block is operated by Pan American Energy LLC. YPF holds a 37.5% working interest.

During 2019, six wells, with Vaca Muerta formation objective, were drilled, completed and connected with results in accordance with expectations, four of them in El Chañar area (Northern part of the block) and two in Perilago area. Five wells were located in Cocina landing zone, while the sixth was located in a new landing zone called Organico Inferior. Additionally, during 2019 a well drilled in 2018, was completed and connected.

During 2020, ten wells were drilled (eight horizontally and two vertically) and one well drilled in 2019 was completed and connected.

During first quarter of 2021, a well drilled in 2020 was connected.

Regarding the facilities, during 2020, the Chañar and Facility ECH03/gas pipeline project was executed.

Drilling and completions activities were affected by the outbreak of the COVID-19 pandemic.

Oeste Region

During 2020, Oeste Region production was 217.05 kboe/d, representing 46.5% of YPF’s total production.

REPUBLIC OF CHILE
MENDOZA PROVINCE
SAN LUIS PROVINCE
LA PAMPA PROVINCE
NEUQUÉN PROVINCE
RIO NEGRO PROVINCE
PLURINATIONAL STATE OF BOLIVIA
SALTA PROVINCE
NORTHWEST
59
57
61
58
62
63
60
Miles
0 12,5 25
Copyright (c) 2014 Esri
LEGEND:
Operating Grant Blocks:
YPF Operator
YPF Participation
CARTOGRAPHY "NOC" - GEOSCIENCE & RESERVOIR
YPF
TRANSFORMING LIVES THROUGH ENERGY
REPUBLIC OF ARGENTINA
WEST REGIONAL
1:2.100.000
Gauss Kruger Projection Zone 2
Posgar 2007
Date:
February 1, 2021
Author:
CARTOGRAPHY "NOC"
Location:

1 Altiplanicie.del Payun; 2 Barrancas; 3 Cajón de los Caballos - Sector Orental; 4 Cañadon Amarillo; 5 Ceferino; 6 Cerro Fortunoso; 7 Cerro Morado Este; 8 Chachahuén sur; 9 Chihuido de la Salina; 10 Confluencia Sur; 11 El Manzano; 12 El Manzano Oeste (Resto); 13 Gobernador Ayala; 14 Jagüel Casa de Piedra; 15 La Ventana; 16 Llancanelo; 17 Llancanelo R; 18 Loma de la Mina; 19 Mesa Verde; 20 Puesto Molina Norte; 21 Puntilla del Huincan; 22 Rio Tunuyán; 23 Valle del Rio Grande; 24 Vizcacheras; 25 Zampal Oeste; 26 Agua Salada; 27 Aguada Villanueva; 28 Al Norte de la Dorsal; 29 Cerro Hamaca; 30 Chihuido de la Salina Sur; 31 Chihuido de la Sierra Negra; 32 Dadín - lote i; 33 Dadín - lote ii; 34 Dadín - lote iii; 35

Don Ruiz; 36 El Portón; 37 Estación Fernández Oro; 38 Filo Morado; 39 Jagüel de Bara; 40 Jagüel de los Milicos; 41 La Yesera; 42 Las Manadas; 43 Loma Amarilla Sur; 44 Loma la Lata - Sierra Barrosa; 45 Loma Negra; 46 Los Caldenes; 47 Meseta Buena Esperanza; 48 Octógono; 49 Paso de las Bardas Norte; 50 Puesto Hernández; 51 Puesto Pinto; 52 y 53 Rio Neuquén; 54 Señal Cerro Bayo; 55 Señal Picada - Punta Barda; 56 Volcán Auca Mahuida; 57 Acambuco i; 58 Aguaragüe; 59 Campo Duran - Madrejones; 60 La Bolsa; 61 Ramos; 62 Río Pescado y 63 San Antonio sur.

Main Operated Areas

Loma La Lata – Sierra Barrosa Block:

During 2018 we drilled ten gas wells in Sierras Blancas formation (six vertical and four horizontal wells), of which six wells were completed, and four of which are already in production, with an achieved production rate according to expectations.

During 2019 we drilled nine gas wells in Sierras Blancas formation (five vertical and four horizontal wells), of which nine wells were completed. Eight of them are already in production, with an achieved production rate according to expectations. One well, had mechanical problems during completion and was not connected to the production system.

The goal is to design a field development plan for Vaca Muerta formation in the western area of Loma La Lata – Sierra Barrosa block. The project was divided in stages. During 2018, the first two wells were drilled, and their completion was scheduled for the first quarter of 2019. One well was started and finished in 2019. Due to the wide variety of results, activity was suspended.

During 2019, we had a well control incident in one exploratory gas well under production in the Loma La Lata field. After deploying our contingency plan, we managed to control the well and secure the location.

During 2020 there was no activity in the block due to gas market conditions.

Aguada Toledo–Sierra Barrosa Area:

During 2018, seven wells were drilled in Lajas formation (one was horizontal). Additionally, one well was drilled in Pre-Cuyano and Lajas formations. It produces from Pre-Cuyano and results were below than expectations.

During 2021, we have planned 11 WO to be completed on Lajas formation, where eight of them will be on upper Lajas only. Those wells belong to older campaigns with Pre-Cuyano formation as target completion. The other three workovers will be related to deferred completions aimed to the whole Lajas formation.

Estación Fernández Oro (“EFO”)

During 2019, several projects were completed that allowed an increase in production, treatment and compression capacities. With respect to drilling activity, we completed 28 gas wells targeting the Lajas formation, in general with positive results for the development wells.

The main objective of the activities conducted during 2019 was the expansion of the gas treatment capacities, and the compression and transport plant. The most relevant projects were the following:

•	Construction and assembly of an LTS (Low Temperature Separator) EFO plant.

•	Construction of a new gas pipeline for the sale of EFO plant to NEUBA I trunk gas pipeline.

•	Expansion of the low and ultra-low-pressure compression plant.

•	Separator Revamp in EPF (Early Production Facility) 2 ultra-low-pressure Compressor.

•	New Scrubber ultra-low-pressure at Gas Treatment Plant.

•	Degasser facilities at EPF two to decrease the vapor generation from the condensate. Currently working on the condensate stabilization facilities.

•	Expansion of the Gathering Network to EFO North Location.

•	Improvements at the Well Pads installing new manifolds that allow produce wells in high, low or ultra-low-pressure with capability to measure gas production per well.

•	Working on improvements at the water treatment and injection plant and location gas treatment plan.

During 2020 one well from 2019 campaign was completed and put into production. Since gas-oil ratio was lower than expected the well is below target; a velocity-stream system should improve production, but its installation was delayed to 2021 due to the outbreak of the COVID-19 pandemic.

Additionally, during 2021 it is planned to perform sixteen gas well workovers to install velocity-stream systems.

Río Neuquén block:

During 2017, the four wells drilled in 2016 were completed, all of them above the average estimated production. An Integral Field Development Plan (FDP) was defined, considering appraisal, infill and development sub-projects. The goal of these projects is to define the optimum production rate. In any case, from the proposed plan investments will be made in facilities to increase the production capacity from 3.5 up to 5.5 million cubic meters per day. As a result of the FDP six wells were drilled during 2017 (two of them were already completed, one of them with initial production rate above the expected average and the other was an appraisal with results under expectations).

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

During 2019 the three wells that were drilled in 2018 were completed with results as expected. Regarding the investments in facilities we realized the following:

•

According to expectations, the capacity of the compression and treatment plant was increased to 5.5 million cubic meters per day, compression capacity in 2.4 million cubic meters per day in ultra-low pressure and 3.1 million cubic meters per day in low pressure.

•	The low-pressure gathering network was expanded following the development and location of new wells installing two km of new pipes.

•	The gathering ultra-low-pressure network was expanded reaching new locations in order to transport the production of the most depleted wells and the installation of additional two km of new pipelines.

•	Three wells locations were constructed to drill new wells next year, attentive to the need of the gas market.

•	We also invested in water well and facilities to supply water to well fracking operations.

•	Enhancements on oil treatment plant in order to improve the security and quality conditions.

No activity was performed during 2020.

During 2021 we plan to drill 14 wells, 13 of which will be put into production. We expect to use 1.5 rigs, one of which is currently working (Dec-2020). Additionally, we plan to perform the competition of 3 WO to be completed on Punta Rosada formation, and four snubbing to install velocity-stream systems.

In order to increase water disposal capacity, one disposal and one monitor wells will be drilled during 2021.

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

During 2019, ten new oil wells were drilled, including advanced and development locations with results according to expectations. This included three workovers and one hydraulic fracture stimulations.

During 2020, one well targeting oil were drilled and a hydraulic fracture stimulation was made with results below expectations. Also, one workover was made with good results.

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

During 2020 the appraisal well LLa-2138 which started on December 2019, finished and started producing on February 2020. After the outbreak of the COVID-19, no drilling activity was performed. Additionally, the Company installed bottom heaters in two wells LL-2031 (h) and LL-2135(h) in order to improve the productivity by increasing the mobility of heavy oil.

Because of COVID-19, the laying of electrics lines were suspended and started in October 2020 so this activity will continue during 2021.

No drilling activity is planned for 2021 and multibranch technology will continue under evaluation monitoring wells that have been drilled: LL-2098 and LL-2043.

Valle del Río Grande Block:

During 2020 a secondary recovery optimization project was implemented with ten water injectors workovers and the completion of the facilities. Due to the outbreak of the pandemic, the drilling activity was suspended, and five workovers were postponed to 2021 (one production well, three Injectors and one conversion from producer to injector).

El Portón Block:

The waterflooding optimization project started in 2016. It included injection well workovers, wellhead acids and the adequacy of the injection facilities (with the installation of a Water Injection Plant) to guarantee the water quality required. During 2019, five workovers were made, and injection facilities were finished. The results obtained were as expected.

Additionally, the Polymer Injection Pilot Project continues. It started in 2016 and included drilling of producing wells, injector conversions, and the construction and assembly of a polymer injection plant. Polymer injection began in August 2016. In 2018 a change in the vertical injection profile was observed, and during 2019 a response of incremental oil has been reported that allowed for the first time to certify proved reserves associated to EOR projects in the area. In addition, thirteen injectors and three producer wells were drilled to expand the Polymer Injection Project and two additional polymer injection plants were installed. initial results were as expected.

During 2019, in the Desfiladero Bayo East area, four wells were drilled, and two workovers were done to optimize the secondary development and expand it to the northern part of the field. The results were as expected. In addition, a pilot project of polymer injection began in 2019 in this area with the installation of another plant. The polymer injection began in January 2020.

During 2020, nine injectors and one producer wells were drilled in order to continue with the polymer injection project.

Chachahuén Block:

Chachahuén Sur area:

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

During 2020, three workovers were carried out in the field in order to continue the waterflooding project. Additionally, 18 workovers were carried out to injection wells, in order to comply with environmental requirements.

Cerro Morado Este area:

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

During 2019, 19 appraisal wells were drilled to continue with the delimitation of the block with positive results.

During 2020 YPF continued with the delineation of the reservoir by drilling five new wells with positive results.

Main Non-Operated Areas:

Loma Negra block:

This block is operated by CAPEX S.A. YPF holds a 35% working interest.

During 2019, four wells drilled in 2018 were connected in Loma de Maria Field, Lajas Formation. Two more wells were drilled and completed in the same area during 2019, with results below expectations. In addition, six oil wells and one water injector well, drilled in previous years, were completed. One of them was connected in 2019.

Two additional wells drilled in El Latigo Occidental as part of a Secondary Recovery Pilot Project were connected in 2019.

Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic. The Company restarted the drilling activity in December 2020.

Agua Salada block:

This block is operated by Tecpetrol. YPF holds a 30% working interest.

During 2019, two gas wells were drilled, completed and connected. One of them in Loma Azul Field and the other one in Loma Cortada Field. Both produced less gas than expected.

In addition, three workovers were made in 2019 and 1 workover in 2020.

Due to the outbreak of the COVID-19 pandemic, the only drilling activity performed in 2020 was the completion of a gas well started in 2019. Regarding facilities, the gas treatment plant La Jarilla was readapted to include improvements in enclosures, fire control regulations and water treatment. In addition, facilities were refurbished to increase security.

Puesto Pinto (CNQ7/A) and Jagüel Casa de Piedra Blocks:

During 2019, 41 oil producing wells, 18 water injection wells and one water disposal well were drilled to the Centenario Formation in order to continue with the field development project. 54 of them were completed in the same year, while two of them were completed during 2020, and the four remaining wells are waiting to be completed. Results were as expected. Most of the new wells were located in border zones to expand the productive area of the project.

Further, in 2019, four gas wells completed in 2018 were connected.

During 2020, twelve vertical wells were drilled, nine of which correspond to oil producers and three to water producers. Ten of these wells were completed in 2020, one of which was connected in 2020 and five of them in 2021. Further, a well drilled during 2020 is under evaluation.

Additionally, in 2020, a well drilled in 2019 was completed.

Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

Gobernador Ayala (CNQ7) Block:

During 2019, 19 oil producing wells and seven water injection wells were drilled and completed in the Centenario Formation, 24 of which were connected in 2019 and one in 2020. Results were as expected.

During 2020, 15 vertical wells were drilled, three of them are water injectors and the rest are oil producers. 12 of these wells were completed in 2020, while two of them were completed in 2021. One drilled well is being evaluated for future abandonment.

In 2020, drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

Sur Region

During 2020, Sur Region production was 116.6 kboe/d, representing 25.0% of YPF’s total production.

2.400.000
2.500.000
2.600.000
2.700.000
70°W
69°W
68°W
67°W
5.100.000
5.000.000
4.900.000
4.800.000
44°S
45°S
46°S
47°S
TIERRA DEL FUEGO, ANTARTICA
AND SOUTH ATLANTIC ISLANDS
OCÉANO ATLÁNTICO SUR
CHUBUT PROVINCE
SANTA CRUZ PROVINCE
Golfo
San Jorge
16
19
22
24
23
25
13
26
12
17
10
2
21
9
11
20
14
1
15
7
6
8
3
5
4
18
Copyright (c) 2014 Esri
LEGEND:
Operating Grant Blocks:
YPF Operator
YPF Participation
CARTOGRAPHY "NOC" - GEOSCIENCE & RESERVOIR
YPF
TRANSFORMAMOS VIDAS CON ENERGÍA
REPUBLIC OF ARGENTINA
SOUTHERN REGIONAL
CARTOGRAPHY "NOC"

1 Barranca Yankowsky;2 Campamento Central - Cañadon Perdido;3 Cañadon De La Escondida - Las Heras;4 Cañadon León - Meseta Espinosa;5 Cañadon Vasco;6 Cañadon Yatel;7 Cerro Piedra - Cerro Guadal Norte;8 El Guadal - Lomas Del Cuy;9 El Tordillo;10 Escalante - El Trébol;11 La Tapera;12 Lago Fuego;13 Los Chorrillos;14 Los Monos;15 Los Perales - Las Mesetas;16 Magallanes;17 Manantiales Behr;18 Pico Truncado - El Cordón; 19 Poseidon;20 Puesto Quiroga;21 Restinga Ali;22 Tierra Del Fuego - Frac. A (Cdon. Piedra);23 Tierra Del Fuego - Frac. B (San Sebastián);24 Tierra Del Fuego - Frac. C (Cabeza De León);25 Tierra Del Fuego - Frac. D (La Sara) and 26 Tierra Del Fuego - Frac. E (Uribe).

Main Operated Areas

El Trébol – Escalante

In 2019, activity related to primary and secondary projects continued.

In primary projects, thirteen wells with deep objective (complex IV) were completed with results as expected.

Additionally, 22 interventions were carried out with a workover team, with the objective of optimizing primary and secondary production. There were six interventions of producers and sixteen interventions of injectors. The overall results of these interventions were above expectations.

Drilling and completions activity were affected by the outbreak of the COVID-19 pandemic.

Four environmental remediation well repairs were carried out in injection wells within the Escalante area and two interventions within Block III of Secondary Development Project of Trébol which, added to a shut off intervention plan with pulling equipment, allowed to optimize the production of the Project. Additionally, six primary interventions were carried out that allowed evaluating results in deep complexes.

In 2021, four new wells are going to be drilled with deep primary targets. Also it is planned for 2021 to begin the execution of a polymer injection pilot (EOR) in Block III of El Trébol that will allow evaluating the results for a future massification of the technology.

Manantiales Behr Area

Results from five modular polymer injection units (PIU’s) installed in 2019 at Greembek field show better oil response than expected, approximately about 20% more than forecasted. Despite of the consequences of the outbreak of COVID-19, oil production increased during 2020 which enabled an all-time high oil production for the entire area of Manantiales Behr.

Our development strategy focuses on having a modular-standardized, mobile system targeting fast implementation and fast oil response that can move to the next sweet-spot to increase rapidly the production rather than relying on large facilities that take longer to design/construct and have limited flexibility.

We are working on further optimizing logistics, storage, in-situ skid mounting and connection to install three additional modular polymer injection units in Manantiales Behr in 2021. These additional units also involve twenty workovers and ten new injectors. One of these units targets polymer flooding with no previous injection of water in the formation ever before.

In the second half of 2021, we will start rotating two of PIU’s connected in 2019 to two new manifolds water injection which also involve 19 additional workovers.

Due to the COVID-19 pandemic, the installation of the water treatment unit was delayed. This facility will reduce polymer consumption in the current injecting PIU’s and was installed in January 2021.

During 2020, several new wells were carried out: one injector well in “El Alba Valle” project, three producers in “El Alba Norte Grimbeek” fields (with good results), two producers in “Granson” field (which results were below expectations) and four producers within “La Carolina” field (which are in the process of optimizing extraction but at the moment with productions by below previous expectations).

In addition, development of the “Myburg” field continues at 2020 with the drilling of eight wells with production according with previous expectation.

Regarding workovers wells, the following activity were carried out: one well of Integral El Alba, four of Integral El Alba Valle, three within Granson, one in El Alba Norte Gbk and two in San Diego. Also 25 interventions were carried out within the framework of comprehensive reparations project with varied results.

Other important projects were the repair of injectors in compliance with environmental regulations, the maintenance of wells with good tertiary results and repairs with the objective of producing gas from the “Glauconitic Formation”. The development of gas will be a main objective for next several years to ensure natural gas supply for the new “Manantiales Behr Power Plant”.

Cañadón Seco:

During 2020, two primary development projects (six new wells and four repairs) and three secondary development projects (15 repairs) were executed.

Regarding the primary development projects, new wells at “Cañadón Seco Este” field which targeted “Castillo” and “Caleta Olivia” formations had results that exceeded expectations. Also three recompletion were executed in 2020 to put on production of “Mina del Carmen” formation that had previously produced only from “D-129” formation, results were in accordance with expectations.

Regarding secondary recovery development projects, the repair of the producing injection wells continued to improve the sweep of the “Bajo Barreal” and “Castillo” formations. At the same time, adjustments were made to facilities, as well as injection production flow lines. In the Bajo Barreal formation, 12 repairs were carried out, 11 of which correspond to injection wells with the aim of recovering the injectivity with good results. Regarding the Castillo formation three repairs of producing wells were carried out with results according to expectations.

Regarding EOR projects, during 2020, the polymer injection pilot data acquisition campaign was completed. During 2021 it is planned the start of the first polymer injection pilot at “Cañadón León” field.

Los Perales - Zona Las Mesetas:

In 2019, we began the execution of two tertiary recovery pilots (through polymer injection), which included among other things: the drilling of twelve new wells, the repair of twenty-one existing wells, a modular water treatment plant and the installation of two modular polymer injection plants is expected to occur during 2020. The first injection tests of the wells have already been carried out, leaving minor tasks for the uninterrupted commissioning.

In 2020, progress was made in the implementation of the multi-year projects of Los Perales Central Block II and La Itala Block II, where 9 wells were repaired, with results below expectations. Interest in secondary recovery projects continues to be in the Bajo Barreal formation. Additionally, two replacement wells were drilled, one of them is an injector, and the other is a secondary producer well which had good results.

20 repairs were also carried out in several blocks with very good results, those wells had an oil and gas objective, and eight injection wells were made to be in accordance with environmental regulations.

In February 2020, the injection of polymer began with 19 injection wells corresponding to the two EOR pilots in Los Perales Central Block III. The injection volume during 2020 were below expectations due to successive plant shutdowns and limitations of the PIU as a result of the COVID-19 outbreak. In March 2021, we began operating a “Water Treatment Unit” (WTU) dedicated to the project, which is expected to allow savings of up to 30% in polymer consumption.

Regarding the producing wells, their hookups were carried out in the course of 2020, with delays due to the quarantine and loss of resources in the field. This activity was completed in November and currently all the producers associated with the pilot have their extraction facility. The optimizations of the same were carried out as each area was being completed and the results of evolution of the pressure of the associated injectors, were according to the target. As of the date of this annual report, we have 30 wells conditioned to the project that show tertiary response above the secondary baseline.

Cañadón Yatel Area:

During 2020, the drilling of five new wells was carried out, with results as planned. This was mainly concentrated in the “Cañadón Yatel” field, with a focus on “D-129” formation (reservoirs with Tight characteristics).

Additionally, 11 workovers of producers wells were executed in which new areas were put on production and hydraulic fractures were performed.

Main Non-Operated Areas:

El Tordillo and La Tapera-Puesto Quiroga blocks:

Beginning in January 2014, under an agreement with the province of Chubut related to the negotiation of an extension of YPF concessions, we transferred 41% of our working interest in the joint venture, El Tordillo and La Tapera-Puesto Quiroga, to Petrominera Chubut S.E. As a result, we reduced our interest in the joint venture from 12.196% to 7.196% in 2020.

In 2019, a well drilled in 2018 was completed and connected. In addition, in 2019, 12 oil wells were drilled, 11 of which were completed during the same year, while the remaining well was completed in 2020. All of them were connected as of the date of this annual report. Additionally, 11 wells were repaired in 2019, nine of which are producers and two are injectors. Nine of these wells were connected in 2019. In all cases results are as expected.

In 2020, two oil producer wells were drilled, completed and connected at El Tordillo and four workovers were made (two producers and two injectors). Additionally, one well drilled in 2019 was completed and connected in 2020.

Infrastructure work in facilities (plants, pipelines, etc.) were continued during 2020.

Exploration and Development Activities in Rest of South America

Bolivia:

•

On 17 March 2020 Bolivia declared a deferral of its nation-wide lockdown due the COVID-19 pandemic, which affected our activities. As a result, a notice was sent to YPFB requesting to defer the expiration date of the First Exploration Period of the Charagua block. The deferral has been granted until May 26, 2021.

•

On 21 July 2020, a notice was sent to YPFB requesting the Legislative Assembly of Bolivia to formalize the agreement whereby YPF will be the operator of the Charagua Block with a 60% working interest and YPFB Chaco holding a 40% interest. Additionally, we informed our decision to enter the second exploration period (149 km2) subject to the formalization of the agreement between YPF and YPBF Chaco. As of the date of this annual report, negotiations were ongoing.

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

Chile:

From the results obtained in San Sebastián Block in 2019, we did not foresee any new exploratory opportunities. Accordingly, we requested a commercial exploitation concession of only a portion of the area where wells with positive results had been drilled from the Chilean Ministry of Energy.

We also informed the Chilean Ministry of Energy of our decision not to enter in the third exploration period, and to relinquish the rest of the area except for 3,000 acres needed to finish the testing of one exploration well. For this exception, we have requested a period of two years, that started on December 2017. On July 10, 2019, we requested the corresponding exploitation permits to the Chilean Ministry of Energy without any objection expressed from authorities.

Well production testing started during 2018 at Carpintero.x-1. However, it had to be closed from October 17, 2018 until January 17, 2019 as consequence of the Cullen spill. The operation resumed on January 25, 2019 and was again shut down on November 13, 2019 due to the lack of pressure-based and fluid surface installations in the well.

During 2020 the planned activities in productive wells were suspended due to the consequences of the Convid-19 pandemic. Additionally, Carpintero.x-1 was closed due to the need to adapt the bottom and surface installation. As of the date of this annual report, we currently maintain minimum guards to maintain the safety conditions of the wells and the contained risk. These points are notified to the Chilean Ministry of Energy within the scope of the “Contrato Especial de Operación Petrolera” (CEOP) Coordination Committee.

Additional information on our current activities

The following table shows the number of wells in the process of being drilled as of December 31, 2020.

	As of December 31, 2020
Number of wells in the process of being drilled	Gross	Net
Argentina	19	10
Rest of South America	—	—
Total	19	10

Downstream

During 2020, our downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

During 2020, the downstream segment was organized into the following divisions:

•	Refining Division (oil refining and petrochemical production);

•	Domestic Marketing Division (commercialization and marketing of refined products);

•	Chemicals Division (commercialization and marketing of petrochemical products);

•	Logistic Division (transportation of oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales Channels); and

•	Trading Division (trading refined products and crude oil to international markets).

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319.5 mboe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2020, our crude oil production, substantially all of which was destined to our refineries, represented approximately 85.1% of the total crude oil processed by our refineries, while in 2019 it was 80.1%. Through our stake in Refinor, we also own a 50% interest in a 26.1 mboe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly owned refineries for each of the three years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
		(mmboe)
Throughput crude	85.8	101.3	103.6
Throughput feedstock	3.8	4.7	4.7
Throughput crude and feedstock	89.6	106.0	108.3
Production
Diesel	39.3	41.0	41.5
Motor gasoline	17.8	24.8	26.1
Petrochemical naphtha	8.2	8.1	7.4
Jet fuel	2.4	6.9	6.8
Base oils	0.9	0.9	0.8

	For the Year Ended December 31,
	2020	2019	2018
	(thousands of tons)
Fuel oil	349	308	234
Coke	750	895	934
LPG	446	597	670
Asphalt	81	121	215

During 2020, our global refinery utilization amounted to 73.4%, compared to 86.9% in 2019, based on our nominal capacity of 319.5 mboe/d. During 2020, the activity was highly affected by the COVID-19 pandemic, that reduced the consumption of diesel, gasoline and jet fuel to record low levels. This affected substantially the refining utilization rate of the YPF refinery system. In December 2020, economic activity in Argentina show signs of normalization, leading us to reach 83.9% of utilization rates during such month. See “Item 3. Key Information—Risk Factors —Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations”.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189 mbbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coker naphtha hydro treater unit, a platforming unit, two diesel hydro finishing units, a gasoline hydro treater, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline, and other chemical products for sale. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 km from the City of Buenos Aires. During 2020, the capacity utilization rate of La Plata refinery was also affected by the maintenance turnaround of the distillation units of Topping C and Vacuum B. As a result, especially because of the restrictions caused by the COVID-19 pandemic, the refinery processed only approximately 134.3 mbbl/d, with a capacity utilization rate of 71.1%, compared to 160.4 mbbl/d processed with a capacity utilization rate of 84.9% in 2019.

The crude oil processed at the La Plata refinery in 2020, of which 83.9% was YPF-produced, originates mainly from the Neuquina and San Jorge basins. Its crude oil supplies come from the Neuquina basin by pipeline and from the San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

The Luján de Cuyo refinery has a nominal capacity of 105.5 mbbl/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit (FCCU), a platforming unit, a MTBE unit, an isomerization unit, an alkylation unit, an FCC naphtha splitter, a hydrocracking unit, an FCC naphtha hydro treater unit and two gasoil hydro treating units. During 2020, the refinery processed approximately 83.8 mbbl/d, with a capacity utilization rate of 79.4% compared with 93.5 mbbl/d processed in 2019, with a capacity utilization rate of 88.6%. In 2020, the processing of the Lujan de Cuyo refinery was also affected by the lower availability of crude oil from the basins of the Mendoza area.

Due to its location in the western province of Mendoza and its proximity to significant distribution terminals we own, the Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 86.3% of the crude oil processed at the Luján de Cuyo refinery in 2020 was produced by us, while in 2019, the percentage reached 78.4% of the total crude oil processed. Most of the crude oil purchased from third parties originates from oil fields located in the provinces of Neuquén and Mendoza.

The Plaza Huincul refinery, located in the province of Neuquén, has an installed capacity of 25 mbbl/d. During 2020, the refinery processed approximately 16.2 mbbl/d, with a capacity utilization rate of 65.0%, compared with 23.6 mbbl/d processed in 2019 with a capacity utilization rate of 94.5%.

The only products currently produced at the refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in La Plata for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. In 2020, as a result of reduced activities, only 5.1% of the refinery’s crude supplies were purchased from other companies, while in 2019, that percentage represented 20%.

According to Ministry of Energy regulations, sales of gasoline and diesel must be blended by biofuels. The gasoline requires a 12% blend of ethanol (Resolution No. 37/2016) and diesel requires a 10% blend of FAME (Resolution No. 1,125/2013), the same blend request of 2019 and 2018. During 2020 the producers of FAME discontinued deliveries, arguing that the price fixed by the Argentine government did not make their operations profitable. As a consequence of lack of product, since August 2020 YPF decreased the blend of FAME all over the country, and in some cases produced diesel without using this biofuel. On January 5, 2021, the SE has set a path of price recomposition until the month of May 2021 and has modified the guess of FAME to 5% in January 6.7% in February 8.4% in March returning on 10 % starting in April. During January 2021, the FAME supply situation has partially improved but was not reached to add 5% of FAME in the gasoil.

Since 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) have been certified under International Organization for Standardization (“ISO”) 9001 (quality management systems) and ISO 14001 (environmental management system). All of them are also certified under the ISO 45001 (2020)/OHSAS 18001 (occupational health and safety management system) standards. Inventories of industrial greenhouse gases and savings of CO2 emissions equivalent (MDL projects) have been verified in accordance with ISO 14064 in the three refineries (2009 La Plata and Lujan de Cuyo; 2017 Plaza Huincul). The refineries maintain their systems under continuous improvement and revision by authorized organizations.

During 2020, the renewable energy produced by the Manantiales Behr wind farm (located in the Province of Chubut) and the Los Teros I wind farm (located in the Province of Buenos Aires) represented 20% of the electricity consumption of the Lujan de Cuyo and La Plata Refineries, compared with 15% in 2019. The first wind farm was incorporated into the matrix of electricity consumption in July 2018 and Los Teros I became part of the matrix during September 2020. Both are owned by YPF EE. See “—Gas and Power—YPF in Power Generation”.

Marketing Division

Our Marketing Division supplies gasoline, diesel, JET-A1 Fuel, lubricants, asphalts, LPG and other petroleum products throughout Argentina and other countries in the region. We supply several industries such as, retail, transport and agriculture.

During 2020, as a result of the COVID-19 global pandemic, Argentina’s economy contracted by approximately 10%, and our fuels sales by volume decreased by 20.6% compared to 2019 due to the reduction in circulation and the reduced activity of different industries.

Nevertheless, YPF maintained its leading position in Argentina, with a market share of 54.2% for liquid fuels.

YPF sells two types of gasoline: Infinia, a premium 98 octane gasoline, and Super, a regular 95 octane gasoline. The premium mix obtained in 2020 (27.2%) remained stable compared to the annual average in 2019 (27.3%).

Our market share of Infinia and Super gasolines, according to information provided by the Argentine Secretary of Energy, was 58.3% and 51.1%, respectively, as of December 31, 2020, compared with 61.0% and 54.1%, respectively, as of December 31, 2019. Our sales volume for Infinia was 964 mcm in 2020 (31.1% less than in 2019) and 2,580 mcm for Super in 2020 (30.6% less than in 2019).

Regarding diesel, according to our own estimates, our market share of diesel (500 and 800 part per million of sulphur (“ppm”)) and Infinia diesel (10 ppm) was 53.8% and 59.0%, respectively, as of December 31, 2020, compared with 55.6% and 59.7%, respectively, as of December 31, 2019. In terms of market demand, diesel decreased 11% compared to 2019. Our sales volume for Infinia Diesel was 1,616 mcm in 2020 (19.3% less than in 2019) and 4,853 mcm for Diesel in 2020 (11.6% less than in 2019). These sales volumes do not include bunker sales to the foreign market and sales to other companies. Accounting for such sales, sales volume of diesel (500 and 800 ppm) decreased 8.2% compared to 2019. Finally, sales volume of Infinia diesel reached 25.0% of total diesel sales volumes, compared to 26.7% in 2019.

Competitors remained active in communication, promotions, loyalty cards and bank discounts, in despite of the pandemic.

Consequently, during 2020 was a year during which YPF focused its efforts on the following strategic pillars: contribution to the development and expansion of the network, development of brand loyalty and the building of an integral and innovative fuel strategy.

With respect to our service station network, during 2021 we plan to add a differential value proposal for service stations, based on the needs and expectations of customers.

To enhance brand loyalty, YPF launched campaigns to improve the communication and impact upon target consumers. YPF held out an alliance with Messi, AFA (“Asociación del Fútbol Argentino”) and Adidas, launching the soccer ball promotion in December 2020. Also, the travel platform was developed seeking to provide customers with a number of exclusive benefits during their holidays.

In November 2020, we launched the ‘360 Infinia’ campaign communicating our new formula with the objective of regaining premium gasoline market share and building the attributes of quality and innovation.

The Domestic Marketing Division includes seven main units: Retail, Convenience Stores, Agriculture, Industry, Aviation, Lubricants and Specialties and LPG.

Retail Unit

As of December 31, 2020, the Retail Unit’s sales network in Argentina consisted of 1,632 retail service stations, compared to 1,620 as of December 31, 2019. Of these, 110 are owned by YPF. The remaining 1,522 service stations are associated service stations. OPESSA, our wholly-owned subsidiary, actively operates 166 retail service stations, of which 88 are owned by YPF, 24 are leased to the Automóvil Club Argentino (ACA) and 54 are leased to third parties. Additionally, YPF owns 50% of Refinor, a company that operates 93 service stations, an oil change service shop called YPF Boxes also operated at 346 service stations across the country.

According to our estimates, as of December 31, 2020, we were the main fuel retailer in Argentina, accounting for 32.8% of the country’s gasoline service stations, followed by Shell, Axion, and Puma with 14.9%, 12.8%, and 6.3%, respectively.

Throughout 2020, YPF successfully renewed 134 contracts with third party retail station owners, of which 28 corresponded to target contracts expiring in 2021. During 2020, we continued to deploy measures designed to improve the infrastructure of our service stations network and introduced a new modular and flexible business model that seeks to build a station in a short period of time, with minimal investment and low maintenance costs, while permitting agile, simplified, and easy to operate services.

During 2020, our service stations adopted and followed the protocols by the National Government and the local authorities to address the COVID-19 pandemic.

We launched the “+ Sales Program” to encourage fuel sales. The program runs every two months and recognizes the service stations with the best performance, rewarding them with an additional and exceptional commission (up to 1%) based on a points system.

The YPF APP tool was implemented in more than 1,170 service stations. With this app, it was possible to streamline the payment process and also to centralize the network benefits and discounts granted such as those for healthcare personnel, bank promotions, discount on Boxes, among others.

Convenience Store Unit (“Full” Stores)

YPF’s Convenience Store Unit is a franchise comprised of 635 -24hs open- convenience stores at December 31, 2020 (compared to 631 in 2019). Out of these 635 shops, we operate 161 through OPESSA while 474 are operated by third parties.

YPF Full Stores sales have been impacted by COVID-19 lockdown measures. As of the date of this annual report, all YPF Full stores are open again. In order to reduce the pandemic impact and to support sales new alternatives for customers were developed. In the first place 200 stores implemented a delivery service. On the other hand, 513 stores have launched the possibility of purchasing with YPF APP, avoiding the exchange of money or credit cards and reducing the risk of contagion. Also new “essential” products were included in stores.

During 2020, as a result of the measures adopted to mitigate the impact of the COVID-19 pandemic, units sold through the YPF Full Store network reduced (only) by 33% compared to 2019. YPF waived the royalty payments owed by the store owners and suppliers for the period March/June 2020, for a total amount of approximately U.S.$ 9.5 million, to mitigate the consequences of the COVID-19 pandemic for the owners and their employees.

Agriculture Unit

The Agriculture Unit provides an extensive portfolio of products and services to agricultural producers, including agricultural advice, delivery and application of products at the consumption site. During 2020, this division we focused on the five pillars of the business: concentrate on servicing the producers to facilitate their tasks and improve results, provide an integral response from initial sowing to final harvesting, produce energy through grain, innovate in new phytosanitary products (Lambdacialotrina HDS, YPF 2,4D ME, YPF Agro Glifosato Concentrado, Inoculante Y-TERRA Trigo) and, maintain not only the operational excellence and the work environment throughout its network.

The strategy was carried out through a network of 103 points of sale (eight owned by YPF) with exclusive commercial areas in 19 provinces, which offer fuel, fertilizers, lubricants, phytosanitary products and ensiling bags. In December 2020, the agricultural unit implemented the INTEGRA business model, which consists of the commercialization of phytosanitary products in bulk, discontinuing the use of large drums in line with our environmental sustainability awareness.

Furthermore, YPF AGRO signed an agreement with AGCO, a leader global company in the design, manufacture and distribution of agricultural equipment, to create a comprehensive proposal for crop nutrition, adding SUMMA mix, an efficient product application. In order to ensure a better quality in seeds’ genetics, YPF AGRO and AGCO are working with Grupo Don Mario a leader company in the seed business, for the development of ‘Illinois’ brand of seeds.

In order to be close to the agricultural producer, YPF AGRO became the main sponsor of Expo Agro (the most relevant agrobusiness exhibition in the country) from 2020 to 2022, representing the strategic union of two references of the sector for the development of the agricultural industry. YPF AGRO also displayed a renewed portfolio of products and conditions for the exchange of grains. As a result, fertilizer and phytosanitary products sales increased (in volume) by 121% compared to 2019. In addition, our fertilizer market share, according to our estimate, was 13.8% compared to 10.4 % in 2019.

YPF developed crop financing with instruments such as credit cards with local banks, for more than U.S.$ 148.6 million. The Company accepts different types of grains as payment (exchange), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley and cotton. Some soybeans are processed by third-party companies to obtain soybean oil, meal and hulls that we generally export. Furthermore, part of the soybean oil is processed into fatty acid methyl esters (“FAME”) (a natural product added to commercial grade diesel), which covers approximately 12.7% of YPF’s refinery needs. During 2020, we received approximately 1.5 million tons of grains (a 13% decrease compared to 1.7 million tons in 2019), primarily soybeans. As of December 31, 2020, the revenue from these exports represented approximately U.S.$ 403 million, a 14% increase in comparison to 2019.

In February 2021, YPF issued its Senior Secured Notes due 2026, secured by an account structure that is funded by deposits made by certain designated clients of YPF as payment for YPF’s exports of certain agricultural and other products sold to such traders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans.”

Industry Unit

This unit supplies the entire national industry and transport (ground) sectors, which require a broad portfolio of products and services to meet customer needs. It develops specific solutions for mining, oil & gas, transport and general industries. We supply products such as fuels (diesel, gasoline, fuel oil), lubricants, coal, asphalts, paraffin and derivatives (sulfur, CO2, decanted oil, aromatic extract), either directly from our refineries to the point of consumption (8,500 direct customers) through our own ground and waterway network, or through a network of 22 industrial distributors with national coverage (Mining, Oil & Gas and Asphalts).

Our purpose is to promote efficiency in the value chain of our industry customers offering energy solutions, supplies and services. Consequently, our strategy is based on closeness with our clients and the development of innovative tailored solutions.

During 2020, activities of our industry unit varied reflecting the impact of the COVID-19 pandemic on our different industry customers. While segments such as Oil & Gas were particularly affected by the COVID-19 pandemic and saw activity practically paralyzed through September 2020, other segments such as mining were able to continue their activities at levels similar to 2019. In the transport segment, we implemented the new head office known as “Everilion” in YER (a fleet card that supplies and administrates the needs of vehicles of cargo and passengers).

In the Oil & Gas segment, the activity was completely paralyzed due to the effects of the pandemic from March to September 2020. However, we continued building a center of excellence to supply fuels and lubricants in the heart of Vaca Muerta. Our main objective is to deliver services and solutions available as required by each customer and reduce operating costs in the entire upstream operations, avoiding shortages due to the remoteness of the dispatching plants. We expect to implement this initiative during the second half of March 2021.

In the mining segment, the activity remained at 90% during the pandemic. In this context, we also renewed and entered into new contracts with the following mining companies: Sales de Jujuy S.A, Minera Exar S.A and Minera Pirquitas S.A.

We reached an agreement with Lafarge Holcim (cement) for a two years contract to supply Petcoke and Natural Gas to all their Plants.

We entered into a new contract to supply more than 1 million tons of Petcoke to Copetro, the only Calciner company currently operating in Argentina.

We also continued with the new relationship model with strategic clients (launched in 2019), that involves energy consumption through a wide range of products, regardless the YPF business unit. The strategy involves a wide range of clients, from farming to iron and steel industry that operate not only in Argentina but also in neighboring countries. The aim is to have renewable energy and sustainability projects on agenda, for which YPF is currently working on.

Aviation Unit

Our aviation unit provides JET A-1 in 50 airports and AVGas 100LL in 41 airports across Argentina.

During 2020, due to the effects of COVID-19, demand fell by approximately 70% compared to 2019. Therefore, YPF’s supplied volume fell from 1,231,321 cm in 2019 to 336,256 cm in 2020. For 2021 supply and demand information, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 outbreak.”

In 2020, YPF’s market share for JET was 5.1% lower than in 2019 and YPF Chile’s sale volume of JET A-1 decreased by 65% compared to 2019.

Lubricants and Specialties Unit

In the Lubricants market, YPF has a leading position. We manufacture a wide range of products including Motor Oil, Heavy Duty and Industrial lubricants in retail, wholesale and industrial markets through a net of dealers and distributors. In the La Plata industrial complex, we operate a modern and efficient manufacturing facility where we produce lubricants not only for the domestic market, but also for export. Our line of automotive lubricants, including mineral and synthetic oils, has been approved by leading global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison and MTU. Regarding Infinia and Super gasolines, they reached the “Top Tier” standard for gasoline introduced by Mercedes Benz, BMW, Audi, GM, Ford, Toyota, Honda, Volkswagen, Navistar and FCA.

During 2020, our sales of lubricants decreased by 6.4% compared to 2019. Sales to the domestic market fell by 11.4%, due to the severe contraction of the market, due to the COVID-19 pandemic.

Export sales have increased by 28% in 2020 compared to 2019. We sold to our wholly-owned companies in Brazil and Chile. Sales to Brazil (by volume) increased by 364% compared to 2019 (mainly due to supply drawbacks of raw material at the international level and the lower production of Petrobras bases) while sales to Chile (by volume) increased by 13% compared to 2019. Besides, we exported to our network of distributors located in Bolivia, Uruguay and Paraguay, where sales volume was 10% lower than in 2019.

YPF’s strategy is to continue its leadership in the development of lubricants, to meet the latest generation OEMs (original equipment manufacturers) requirements for protection and performance needs in both passenger and heavy-duty vehicles, maintaining the leadership in a high-profitability lubricants market. Our market shares as of December 2020 was 37.9% (a decrease of 0.6% compared to December 2019), according to information provided by the Secretary of Energy. The critical factors of competitiveness are the usage and referral agreements from the main OEMs (Ford, General Motors, Porsche and Scania) and reaching the customer with the best network and service coverage.

The sales of our passenger car motor oil (PCMO) line (Elaion is the most important brand for the automotive segment) in the domestic market decreased to 8.5 mcm in 2020, a decrease of 25% compared to 2019 attributable to the impact of the COVID-19 pandemic on the use of automobiles generally during the lockdown. With respect to our heavy-duty motor oil (HDMO) line (Extravida), 2020 sales decreased by 11.2% compared to the previous year. Sales volume of Azul 32 (which meet the Euro 5 Standard) decreased by 18% compared to 2019, mainly due to lower EURO 5 vehicle patents and COVID-19 pandemic.

Our quality controls ensure that the product reaches the customer in optimal conditions and complies with the strict standards determined by ISO 22241 for this product. Since 1995, Lubricants and Specialties have achieved these certifications: ISO 9001: 2015, ISO 14001: 2015, ISO 45001: 2018, IATF 16949-Third certifications. Additionally, YPF has obtained for Azul 32 API’s certification as part of the American Petroleum Institute (API) Diesel Exhaust Fluid Certification Program and VDA approval to use AdBlue brand.

LPG Unit

We are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and foreign markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants used in the aerosols manufacturing processes.

In the domestic market, we sell LPG mainly to distributors that supply the domestic retail market. The LPG Unit does not directly supply the retail market, which is supplied by YPF Gas S.A., our affiliate.

During 2020, we sold approximately 26% of our LPG production to YPF Gas S.A. for the domestic market.

We are the largest LPG producer in Argentina, with sales in 2020 reaching approximately 494 mtn, compared with 555 mtn in 2019. Of this, approximately 364 mtn were sold in the domestic market, compared to 374 mtn in 2019. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2020 reached approximately 130 mtn, compared to 181 mtn in 2019. The main destinations were Chile, Paraguay and Uruguay. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

We produced 472 mtn of LPG in 2020, not including LPG destined for petrochemical usage, and purchased LPG from third parties, as detailed in the table below:

Production and Purchases (mtn) 2020
LPG from Natural Gas Processing Plants (1)
El Portón	81.7
San Sebastián Loma Negra Estación Fernández Oro	19.4 21.5 3.6
Total Upstream	126.2

LPG from Refineries and Petrochemical Plants
La Plata refinery	219.7
Luján de Cuyo refinery	59.3
CIE	29.6
Total refineries and petrochemical plants (2)	308.6

Production and Purchases (mtn) 2020
LPG purchased from joint ventures (3)	1.2

LPG purchased from unrelated parties	35.9

Total	472

(1)	San Sebastian, El Portón, Loma Negra and EFO are 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor. We also have a 50% interest in Refinor, which produced 35.9 mtn of LPG in 2020.

Regarding sales prices, the butane local market is regulated by the Argentine government. In October 2020 (Disposition No. 30/2020), the Argentine government updated Butane’s maximum reference prices for the local market recognizing an improvement in sales prices, which had remained unchanged since July 2019.

In the case of propane, local prices published by the Secretary of Energy are referred to export parity. During the second and third quarter of 2020, the prices for propane in the local market were regulated by the Argentine government to mitigate the impact of the COVID-19 pandemic (Decree No. 311/2020).

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

The main petrochemical products and production capacities per year are as follows:

Capacity
(tons per year)
CIE
BTX (Benzene, Toluene, Mixed Xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
Butane I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB (Linear Alkyl Benzene)	52,000
LAS (Linear Alkylbenzene Sulphonate)	32,000
PIB (Polyisobutylene)	26,000
Maleic Anhydride	17,500
Propylene	120,000

Plaza Huincul
Methanol	411,000

Luján de Cuyo
Propylene	100,000

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

On July 4, 2020, rupture of the super heater E102II and different damages caused in turbine CT-201, resulted in the sudden shutdown of the Methanol plant we operate in Plaza Huincul and required as to cover local production costs to imported product to avoid lack of supply in the country and meet with customer contracts. Production at such Methanol plant recommenced on November 22, 2020. Currently, we are working with the liquidators designated by the insurers on the preliminary and total adjustment of the loss, corresponding to material damage and lost profits attributable to the effects of the accident that resulted in the shutdown. As of December 31, 2020, we had registered a positive charge of U.S.$ 5.5 million as a form of advance on the final loss in such methanol plant, which has not yet been determined.

In 2020, 2019 and 2018, 75%, 72% and 67%, respectively, of our petrochemicals sales (including propylene), were made in the domestic market, while we exported to Mercosur countries, the rest of Latin America, Europe and the United States. In 2019 we increased our commercial presence in Brazil by contracting supplementary storage of methanol in order to improve sales in the region.

The La Plata petrochemical plant was certified under ISO 9001 (2018), ISO 14001 (2017), ISO 45001 (2020), ISO 50001 (2019) and the plant verified the inventory of CO2, CH4 and N2O emissions under ISO 14064 (2017). The CIE laboratory was certified under ISO 17025 (2019).

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

•	Management and development of the petrochemical business of YPF S.A., planning and economic and commercial control, commercialization and post-sale service of petrochemical products.

•	Production of complex aromatics, olefins, maleic, polybutenes and the provision of energy services that operate within the Complejo Industrial La Plata – Química.

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

Logistic Division (crude oil and products transportation and storage)

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

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)	Daily Capacity (boe/d)
Puesto Hernández	Luján de Cuyo refinery	100%	528	93,509
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006
Loma Campana	Lago Pellegrini	85%	88	125,860
Brandsen	Campana	30%	168	120,700
Puesto Hernández/P. Huincul/Allen	Puerto Rosales	37%	888	232,000

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

An important milestone achieved in 2019 was the start of the operation of the Loma Campana – Lago Pellegrini pipeline, in June 2019. It allows evacuation of conventional and nonconventional crude oil from Vaca Muerta field. The pipeline is owned by OLCLP, a corporation owned by YPF (85%) and Tecpetrol (15%), and is operated by a third company, Oleoductos del Valle S.A.

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

During 2020, a contract was signed with Refinor for the reversal of the Monte Cristo-Banda Río Salí pipeline with the purpose of lowering distribution costs also allowing competitive sourcing in regional channels. Currently, work is being done on the adaptation of the facilities, anticipating the start of operations at the Banda Río Salí fuel dispatch terminal, Tucumán, in the second quarter of 2021.

Trading Division

Our Trading Division sells refined products and crude oil to international customers and purchases crude oil from to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha, virgin naphtha, MTBE, green coke, decanted oil; and AVGAS.

This division exports to different countries, mainly to the United States of America, Brazil, United Arab Emirates, as well as to other countries. Sales to international clients for 2020 and 2019 were Ps. 28,834 million and Ps. 29,512 million, respectively. In 2020, refined products accounted for 37% of total export sales, up from 36% in 2019.

In 2020, 31% of total sales corresponded to marine fuels, as in 2019. In 2020 and 2019, sales volumes to customers outside of Argentina consisted of 5.65 mmbbl and 6.08 mmbbl of refined products, respectively, and 1.8 mmbbl and 1.9 mmbbl of marine fuels, respectively.

For the domestic market, crude sales totaled Ps. 5,251 million, or 2.06 mmbbl, in 2020 and Ps. 4,783 million, or 1.9 mmbbl, in 2019. Marine fuel sales totaled Ps. 6,273 million, or 0.97 mmbbl, in 2020 and Ps. 5,104 million, or 1.1 mmbbl in 2019.

In addition, imports of low sulfur diesel, aviation gas and others in 2020 totaled 2.7 mmbbl, a decrease of 58% compared to 6.5 mmbbl in 2019. The United States of America and Saudi Arabia were the main origin of these imports. There was no import of JET in 2020 due to COVID-19 pandemic.

Imports of fertilizers and agrochemicals totaled 0.5 million tons in 2020, increasing 151% compared to 0.20 million tons in 2019. Egypt and China were the main origin.

In 2020, we did not import crude oil. We exported 5.2 mmbbl of crude oil, which became available as a result of lower demand starting from our La Plata refining complex and the impact of the COVID-19 pandemic.

Gas and Power

During 2020, our gas and power activities included: (i) the commercialization and distribution of natural gas to third parties; (ii) the technical operation of LNG liquefaction facility in Bahía Blanca terminal (until October 2020) and regasification in Escobar terminal, through the contracting of two vessels; and (iii) the generation of both conventional thermal electricity and renewable energy projects, mainly developed by YPF EE, a company co-controlled by YPF and GE EFS Power Investments B.V. (“GE”).

The Argentine natural gas market

Most of our proved natural gas reserves in Argentina (approximately 76% as of December 31, 2020) are situated in the Neuquina basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina.

We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina totaled approximately 1.69 bcf (or 47,960 bcm) in 2020. We estimate that the number of users connected to distribution systems throughout Argentina was approximately 8.94 million as of December 31, 2020.

In 2020, we sold approximately 33.78% of our natural gas to local residential distribution companies, approximately 2.63% to compressed natural gas end users, approximately 31.86% to industrial users (including our affiliates, Mega and Profertil), approximately 20.16% to power plants (including our affiliate YPF EE) and 6.90% to YPF downstream operations. During 2020, approximately 85% of our natural gas sales were produced in the Neuquina basin.

During the past few years, the Argentine government has taken many steps aimed to satisfy domestic natural gas demand, including pricing, export regulations, higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine producers, affecting natural gas production and exports from every producing basin. See “Gas and Power—Delivery commitments—Natural gas supply contracts.”

For additional information on these and other related regulations, see “—Legal and Regulatory Framework and Relationship with the Argentine government—Natural gas” and “—Legal and Regulatory Framework and Relationship with the Argentine government—Natural gas export administration and domestic supply priorities.”

During 2018 and 2019, the natural gas market was deeply affected by the adverse situation of the Argentine economy and was also characterized by excess supply compared to domestic demand at certain times of the year (mainly in non-winter season), which impacted the production of natural gas resulting in the temporary closure of production in some locations, as well as in the reinjection of hydrocarbon. Based on this new scenario, new regulations (see “—Natural Gas—Tariff regulation”) and agreements, natural gas sales prices in dollar terms decreased when compared to the prices established in 2017 and 2018.

During 2020, local production decreased substantially driven by a natural decline of fields and a decrease in investments in a context of falling demand. However, natural gas prices remain relatively stable in peso terms, mainly due to (i) an already weakened demand impacted by the measures taken by the Argentine government due to the outbreak of the COVID-19 pandemic (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions-COVID-19 outbreak”), (ii) the competition between producers to get industrial consumers contracts in a context of oversupply (especially during summer season), (iii) CAMMESA’s reduction, through the electronic bidding prices, of the reference price for power generation in winter season from U.S.$ 4.95 per mmBtu to U.S.$ 2.67 per mmBtu. Consequently, with the objective of enabling investments to increase natural gas production in all the country’s basins and satisfy the country’s hydrocarbon needs, on November 16, 2020, Decree No. 892/2020 was published in the Official Gazette, which (i) declared of national public interest the promotion of Argentine natural gas production, and (ii) approved and instructed the Secretary of Energy to implement the “Plan for the Promotion of Argentine Natural Gas Production - Offering Scheme and Demand 2020-2024” (“Plan GasAr”). See “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020” and See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions” and “—Seasonality.”

For information related to gas sales to local distribution companies and Decree No. 1,053/2018, which set forth that differences generated by variations in the exchange rate between natural gas prices and tariffs in the period from April 2018 through March 2019, see “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation.”

On December 14, 2020, Law No. 27,591 was published in the Official Gazette, approving the Nation’s Budget for fiscal year 2021. Article 91 of Law No. 27,591 nullified Decree No. 1,053/2018, effective as of its sanction. YPF is analysing possible measures to defend its rights considering the repeal of Decree No. 1,053/2018.

Beginning on January 1, 2021, we entered into new contracts with local distribution companies as result of bidding process celebrated on December 2020. These contracts mature on December 31, 2024.

During 2020 YPF, increased its market share in the compressed natural gas market segment driven by an agreement reached with the majority of the stations under the YPF brand and the continuation of natural gas supply to its subsidiary OPESSA. In December 2020, YPF had a market share of approximately 24% in this segment, compared to a market share of approximately 5% in April 2020.

The natural gas market for power generation also suffered changes in 2020:

•

CAMMESA continued purchasing natural gas for power generation through monthly bidding processes with a maximum gas price provided for by resolution. Initially, CAMMESA had obligations of take or pay of 0%, which later raised to 30%. Further, YPF had delivered or paid its obligations of 100%, as the rest of the producers.

•

On January 24, 2020, the SE required CAMMESA to introduce deliver or pay obligations in its bidding processes and adopt new maximum reference prices of U.S.$ 4.02 per mmBtu for June, July and August 2020 and U.S.$ 2.67 per mmBtu for September 2020 and the following months. This requirement reduced summer season reference price form U.S.$ 3.67 per mmBtu to U.S.$ 2.67 per mmBtu, reduced winter season reference price from U.S.$ 4.95 per mmBtu to U.S.$ 4.02 per mmBtu and reduced the winter season from five to three months (June to August).

•

On May 21, 2020, the Secretariat of Energy instructed CAMMESA to adopt new maximum reference prices further reducing the maximum reference prices for natural gas purchases for June, July and August 2020 from U.S.$ 4.02 per mmBtu to U.S.$ 2.67 per mmBtu, resulting in the application of the same low summertime price year round.

For additional information regarding to the natural gas market see “Item 4. Information on the company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas” and “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Electricity.”

Natural gas distribution

We currently hold a 70% stake in Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2020, Metrogas distributed approximately 6,893 mmcm (or 243.04 bcf) of natural gas to 2.2 million customers in comparison to approximately 7,599.6 mmcm (or 267.96 mmcf) of natural gas per day to 2.2 million customers in 2019. During May 2013, we, through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”), acquired 100% ownership in Gas Argentino S.A. (“GASA”), the controlling company of Metrogas, by acquiring all shares of GASA not already owned by us, representing a 54.7% stake. In 2016, we absorbed GASA and YPF Inversora Energética, which were dissolved without liquidation.

On December 28, 2016, YPF received a copy of the note delivered by ENARGAS to Metrogas, requesting Metrogas to adjust its equity structure in line with applicable law on or prior to December 31, 2017. On March 30, 2017, YPF filed an appeal for reconsideration requesting ENARGAS to overrule its note and render a new decision setting a reasonable timeframe to adjust its equity structure. On April 5, 2018, Metrogas was notified that the ENARGAS rejected the appeal for reconsideration submitted by YPF. On October 8, 2018, YPF filed an appeal with the SE. As of the date of this annual report, this appeal has not been resolved.

Metrogas tariff issues and tariff adjustments

For information related to Metrogas tariff issues and tariff adjustments see Note 34 to the Audited Consolidated Financial Statements and for the agreements signed during the last years, see “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural Gas—Tariffs.”

Due to the COVID-19 pandemic, the Government issued Decree of Necessity and Urgency (“DNU”) No. 311/2020 (and amendments) prohibiting the discontinuation of the public service operated by MetroGAS to certain customers due to late payment or failure to pay up to seven consecutive or alternate invoices due from March 1, 2020 for 180 days, effective from March 25, 2020. In September 2020, the National Government extended the prohibition until December 31, 2020.

LNG - Regasification and Liquefaction

YPF began to provide regasification services to IEASA (formerly ENARSA) under certain agreements since May 2008.

YPF is the operator of UTE Escobar (a joint venture formed by YPF and IEASA, which operates a LNG Escobar since 2011, located in Escobar, province of Buenos Aires. UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151 mcm

(or 533 mcf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 22,7 mmcm/d (or 800 mmcf/d) of natural gas. Since the beginning of its operations, LNG Escobar has converted 21.95 bcm (or 775 bcf) of LNG into natural gas, which has been injected into the Argentine network. In 2020, natural gas injected into the network amounted to approximately 1.87 bcm (or 65.9 bcf).

On October 16, 2020, YPF was served a notice issued by the Federal Court of Campana ordering the closure of LNG Escobar, given certain safety concerns that were supposedly identified in a technical report issued by Universidad de Lomas de Zamora. YPF, as the operator of the UTE Escobar, filed an appeal on October 21, 2020 challenging the order, arguing that (i) the technical report reached wrongful conclusions; and (ii) the regasification terminal meets all the technical and safety requirements of the industry and has all the relevant permits and authorizations from the applicable regulators. The Federal Court of Campana admitted such appeal and, as of the date of this annual report, the superior court had not issued a decision. On January 29, 2021, the Federal Court of Campana ordered the suspension of the closure until a new technical report fully compliant with the applicable rules and requirements for such reports is produced and incorporated as evidence.

During 2018, YPF entered into two agreements: a charter agreement for a liquefaction barge, which was later named “Tango FLNG”, with Exmar Energy Netherlands B.V. (“Exmar”); and a liquefaction services agreement with Exmar Energy Services B.V. (both companies are affiliated to Exmar N.V.). Each of the agreements have a term of 10 years, with an investment by YPF of up to approximately U.S.$ 16 million. The agreement with Exmar Energy Services B.V. was assigned in 2019 to Exmar Argentina S.A.U., also an affiliate of Exmar N.V. incorporated under the Laws of the Republic of Argentina.

Through these agreements, YPF was able to produce an approximate volume of 500,000 tons per year of LNG by taking natural gas from its deposits throughout the country. The barge had a storage capacity of 16,100 cm LNG and liquefaction of 2.5 mmcm/d of natural gas.

The Tango FLNG was the first barge of its kind. It operated in Bahía Blanca where it arrived in early February 2019. Since the beginning of commercial operations in September 2019, the unit produced 620,988 cm of LNG and delivered five cargoes, three of them during 2020. Those three cargoes have been delivered to Huelva (Spain), Escobar (Argentina) and Sergipe (Brazil).

In October 2020, YPF entered into a settlement agreement with EXMAR Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V., which, without recognizing facts or rights, establishes the termination of the charter agreement and the liquefaction services agreement for the liquefaction barge TANGO FLNG executed on November 20, 2018, and the termination of the arbitral claims initiated by EXMAR Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020, having these companies nothing else to claim against YPF with regards to such claim.

The Company intends to pay the total settlement amount of U.S.$ 150 million, which includes a down payment already made of U.S.$ 22 million and the remaining amount is scheduled to be paid in 18 monthly installments.

For additional information see Note 33.f to the Audited Consolidated Financial Statements.

Other Gas Natural investments and activities

Natural gas transportation and storage capacity

Natural gas is delivered by us through our own gathering systems and through the midstream companies such as Gasoducto del Pacífico Argentino S.A. (“GPA) and Transportadora de Gas del Sur S.A. (“TGS”) from each of the major basins to the five trunk pipelines.

During 2020, we renegotiated with GPA the firm natural gas transport services signed in September 2016 reducing the booked capacity from 7.5 mmcm/d to 3 mmcm/d in order to reduce its cost in 40% per year, given that we do not expect to require this extra capacity in the following 10 years.

Additionally, YPF provides midstream services, such as gas transportation and gas processing, in our own facilities. In 2019, we signed a new contract with Pampa Energía S.A. to transport and process up to 2 mmcm/d from January 2021 until December 2022.

We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing limited volumes of natural gas during periods of low demand and selling such natural gas during periods of high demand. Our principal gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia city. The injection of natural gas into the reservoir started in January 2001. During 2020, we extracted 127.89 mmcm of natural gas from Diadema and sold it to our clients.

In May 2019, we started the construction of our second underground natural gas storage facility (“Cupén UGS”), located in a depleted reservoir called Cupén Mahuida in the Aguada Toledo area of the Neuquina basin. Cupén UGS is connected to the gas trunk pipeline system and will allow YPF to absorb the demand swing during the summer season period and increase production during the winter season. Cupén UGS is expected to save up to 250 mmcm of natural gas during the spring-autumn seasons and to withdraw this volume throughout the coolest four months of the year. The first injection has the objective of accomplishing the cushion gas and a fraction of working gas. This activity started by the end of 2019 and reached a volume of 10.4 mmcm after 3 months of injection. During 2020, as a result of the COVID-19 pandemic and investments reductions, there was a delay in perforation activities in Cupén UGS, although the dynamic model studies continued.

NGLs

YPF participated in the development of its affiliate Compañía Mega S.A. (“MEGA”) to increase its ability to separate liquid petroleum products from natural gas. Through the fractioning of gas liquids and with our assistance, MEGA increased production at the Loma La Lata gas field by approximately 5.0 mmcm/d (or 176.5 mmcf/d) in 2001.

YPF owns 38% of MEGA, while Petrobras and Dow Chemical own 34% and 28%, respectively.

MEGA operates:

•	A separation plant located in the Loma La Lata field, in the province of Neuquén.

•	An NGL fractioning plant, which produces ethane, propane, butane and natural gasoline located in the city of Bahía Blanca in the province of Buenos Aires.

•	A pipeline that links both plants and transports NGLs.

•	Transportation, storage and port facilities near the fractioning plant.

MEGA’s maximum annual production capacity is 1.62 million tons of natural gasoline, LPG and ethane. YPF is MEGA’s main supplier of natural gas. The production of the fractioning plant is used in the petrochemical operations of PBBPolisur, S.A., owned by Dow Chemical Company, and exported by tanker to Petrobras and other relevant clients.

The Argentine Electricity Generation Market

Argentina’s energy demand in 2020 (127,306 GWh) decreased 1.3% when compared to 2019 according to CAMMESA’s last report. During 2019, residential consumption increased 8.0%, mainly due to more people staying at their homes due to the outbreak of the COVID-19 pandemic. Domestic demand highly compensated the decrease faced by commerce (5.3%) and industries (11.3%), which were the activities mostly impacted by the pandemic. In 2020, Electric energy imports (1,204 GWh) decreased 56.2% when compared to 2019 while exports (3,089 GWh) increased 11.8% in 2020 when compared to 2019, mainly driven by exports to the south of Brazil in the last quarter of 2020, where demand increased as a consequence of a drought affecting such region.

Argentina’s overall power generation in 2020 (134.171 GWh) increased 2.2% when compared to 2019, according to CAMMESA’s last report. This increase was driven by higher level of electricity exports, which were offset by decreasing demand in Argentina. In 2020, 61.4% of Argentina’s power generation came from thermal power plants, 21.7% from hydroelectric power plants, 7.5% from nuclear power plants and 9.5% from renewable energy sources; and 0.9% from spot imports from Uruguay, Brazil, Paraguay and Chile. Those spot imports were used to satisfy peak demand hours without capacity reserves.

Thermal power plants consumed 851,425 mmcm of diesel oil (a 111.1% increase compared to 2019), 580,648 tons of fuel oil (a 212.9% increase compared to 2019), 474,988 tons of coal (a 114.1% increase compared to 2019) and 16,283 bcm of natural gas (a 5.4% decrease compared to 2019). In 2020, thermal power generation had an average heat rate of 1,848.4 kcal/kwh, being 2.14% more efficient than in 2019.

The average electricity price was Ps. 2,088/MWh, a 3.3% decrease compared to 2019, while the annual average marginal cost of production was Ps. 4,066/MWh, a 24.7% increase compared to 2019, mainly due to depreciation of the peso (the average cost in U.S. dollars was of U.S.$ 57.1/MWh, a decrease of 14.2% when compared to 2019 costs).

For information related to Electricity market generation, see “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation— Electricity”

YPF in Power Generation

On August 1, 2013, because of the spinoff of the assets of PlusPetrol Energy S.A., YPF EE, was created to continue the power generation operations and businesses of Central Térmica Tucumán and Central Térmica San Miguel de Tucumán.

During 2017, YPF EE established negotiations with GE Energy Financial Services, Inc. (“GE EFS”), a company with which we jointly control YPF EE, in order to redistribute its share capital, trusting that the entrance of the strategic partner will hasten the growth of the company in the country.

On December 14, 2017, the Board of Directors of the Company approved the terms of a memorandum of understanding with GE EFS, which established the framework conditions under which the parties would agree to the capitalization of YPF EE. See Note 3 to the Audited Consolidated Financial Statements for additional information.

On May 29, 2019, YPF received a notice from IEASA informing that YPF and Pampa Cogeneración S.A., an entity controlled by Pampa Energía S.A. were the successful bidders of the National and International Public Tender No. CTEB 02/2019 pursuant to their joint offer, which was launched by means of Resolution No. 160/19 of the Secretariat of Government of Energy, related to the sale and transfer by IEASA of the goodwill of the Thermal Power Station Ensenada de Barragán (the “Station”). YPF and Pampa Energía S.A jointly acquired the Station, through CT Barragán S.A., a company co-controlled by YPF S.A. and Pampa Cogeneración S.A. (the “SPV”). The Station is located in the Ensenada petrochemical complex, Province of Buenos Aires, and currently has an installed power capacity of 560 MW. As part of the Tender Process, the SPV is required to complete the necessary works for the Station to operate on a combined cycle basis, which upon completion will increase the Station’s power capacity to 847 MW. This cycle closing will involve an increase in the Station’s efficiency, as the same fuel (gas) will produce an additional 50% electricity. Once the combined cycle works are complete, it is estimated that the Station will be one of the most thermally efficient units among the country’s electricity generators. The estimated joint investment related to the acquisition of the Station is U.S.$ 290 million, which includes the final amount (in cash) offered in the tender process, and the purchase price of a certain amount of securities (“VRD”) issued as a result of the Supplementary Agreement to the Global Financial and Management Trust Program for the Execution of Energy Infrastructure Works - Series 1 – IEASA (former ENARSA) (the “Trust Agreement”). It is estimated that the cycle closing works will reach an approximate amount of U.S.$ 180 million. Additionally, the acquisition of the Station’s goodwill includes the assignment of the Trust Agreement in favor of the SPV, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDRs to be acquired by the SPV) amounts to approximately U.S.$ 200 million, which is expected to be repaid with cash flows from the Station. On June 26, 2019, the sale and transfer by IEASA of the goodwill of the Station to CT Barragán S.A. was executed. The SPV has entered into a syndicated loan agreement in an amount equal to U.S.$ 170 million. This loan is on a non-recourse basis to its shareholders, provided that the SPV receives its commercial operation license within a 30-month period.

During 2020, YPF EE participated in the following power generation plants with an aggregate net installed capacity of 2,237 MW:

•	a 100% interest in Central Térmica Tucumán (447 MW combined cycle), in which YPF EE has a 100% interest;

•	a 100% interest in Central Térmica San Miguel de Tucumán (382.23 MW combined cycle), in which YPF EE has100% interest;

•	a 100% interest in Loma Campana Este (17 MW motogenerators), in which YPF EE has100% interest;

•	a 100% interest in Loma Campana I (105 MW gas turbine), in which YPF EE has 100% interest;

•	a 100% interest in La Plata Cogeneración (128 MW gas turbine), in which YPF EE has100% interest;

•	a 100% interest in Loma Campana II (107 MW gas turbine) through YGEN, in which YPF EE has100% interest;

•	a 100% interest in El Bracho (274 MW gas turbine) and El Bracho Steam Turbine (199 MW steam turbine) both through YGEN II, in which YPF EE has100%;

•	a 100% interest in Manantiales Behr (99 MW wind farm), in which YPF EE has 100% interest;

•	a 30% interest in Central Dock Sud (797.5 MW combined cycle and 72 MW gas turbines), directly and through Inversora Dock Sud S.A., in which YPF EE has a 30% interest;

•	a 100% interest in La Plata Cogeneración II (90.2 MW gas turbine), in which YPF EE has 100% interest; and

•	a 100% interest in Los Teros I (123 MW wind farm), in which YPF EE has 100% interest.

In addition to YPF EE, YPF also owns and operates the following power plants, which are supplied with natural gas produced by YPF itself, and which produce power to supply upstream and downstream activities:

•	Los Perales power plant (77.6 MW), which is in the Los Perales natural gas field;

•	Plaza Huincul Power Plant (36.8 MW);

•	Puesto Hernandez Power Plant (19.4 MW);

•	Lomita Power Plant (20 MW);

•	Manantiales Behr (18 MW);

•

Ensenada de Barragán (560 MW), which is co-controlled with Pampa Energía S.A. YPF EE and Pampa Energía S.A. will each act as operators for four-year terms, with YPF EE acting as operator during the initial term. The cycle closure of the plant is currently under construction (280 MW) and it is expected to be finished during the second semester of 2020; and Filo Morado (63 MW), which has not been in operation since November 2008.

In 2020, YPF EE generated 8,991 GWh with its plants in Tucumán, La Plata, Buenos Aires, Neuquén and Chubut, a 16% increase when compared to 2019.

Its two combined cycle plants in Tucumán generated 4,148 GWh in 2020, a 12% increase compared to 2019, of which Central Térmica Tucuman accounted for 2,582 GWh and Central Térmica San Miguel de Tucumán accounted for 1,565 GWh. Additionally, Central Dock Sud generated 4,458 GWh in 2020 considering YPF EE’ stake, a 5% increase compared to 2019.

In 2018, YPF EE bought a cogeneration plant in La Plata from Central Puerto S.A (128 MW), which generated 892 GWh in 2020, increasing its power generation by 9% when compared to 2019.

Within the framework of SEE Resolution No. 21/2016, YPF EE, together with a subsidiary of General Electric, decided to engage in two projects for the development and operation of two power plants. One project consists of a new 107 MW thermal power plant located at Loma Campana in Neuquén Province, Argentina (“Loma Campana II”), which has succeeded in obtaining a purchase price agreement at the second round of the power capacity auction established through SEE Resolution No. 21/2016 and the reference terms issued by CAMMESA. The commercial operation date of Loma Campana II was on November 30, 2017, generating 515 GWh during 2020, a 2% increase when compared to 2019. The second project consists of a new 274 MW gas turbine located at El Bracho in Tucumán Province, Argentina. The project has succeeded in obtaining a purchase price agreement at the first round of the power capacity auction established through SEE Resolution No. 21/2016 and the reference terms issued by CAMMESA. The commercial operation date of this project was on January 27, 2018. In 2020, this project generated 480 GWh, 3.5 times the energy it generated during 2019.

Additionally, in order to support YPF’s operations, YPF EE owns Loma Campana I and Loma Campana Este.

During 2020, Loma Campana I generated 629 GWh, an 11% decrease when compared to 2019, while Loma Campana Este generated 41.9 GWh, a 8% decrease when compared to 2019.

In 2016, YPF EE began the construction of its renewable generation project, Manantiales Behr Wind Farm (99 MW), near Comodoro Rivadavia in the Chubut province, in order to supply the percentage of YPF’s total demand with clean generation as required by Law No. 27,191 (20% in 2020). This project began operating the first 46.2 MW on July 24, 2018, and the remainder 52.8 MW on December 24, 2018. During 2020, Manantiales Behr Wind Farm generated 514 GWh, a 2% decrease when compared to 2019.

As far as efficient energy generation is concerned, YPF EE won the award of two projects at the second round of the cycle closure and cogeneration plants auction established through SEE Resolution No. 287/2017. One project consists of a new 90.2 MW cogeneration plant located in the Buenos Aires province, which became commercially available on October 28, 2020, generating 10.3 GWh during 2020. The other project implies the closure of the open cycle of the El Bracho thermal power plant in Tucumán (199 MW), which became commercially available on October 23, 2020, generating 259 GWh during 2020.

In addition, and pursuant to Resolution No. 281-E/2017, YPF EE was awarded with dispatch priority for two additional renewable generation projects, Los Teros I Wind Farm (123 MW) and Los Teros II Wind Farm (52 MW). These projects are expected to allow YPF EE to commercialize renewable energy in the private market (Mercado a Término de Energías Renovables, or “MATER”). The commercial operational date of Los Teros I Wind Farm was on September 17, 2020, and it generated 165 GWh during 2020. Los Teros II is expected to be finished by the second quarter of 2021.

The energy produced by YPF EE and Central Dock Sud (9,086 GWh in total, considering YPF EE’s stake in Central Dock Sud) represented 6.7% of Argentina’s electricity generation in 2020.

In addition, the Ministry of Energy and Mining launched in August 2017 the Plan RenovAr 2.0, an auction for 1,200 MW for the construction of renewable energy generation plants, in which YPF EE was awarded the construction of the Cañadón Leon Wind Farm, a project of 122 MW of clean generation, in the Santa Cruz province. Under the terms of the auction, this project will allow YPF EE to have another power purchase agreement with CAMMESA. This project is expected to be finished during the first half of 2021.

With all these projects in its portfolio, among others, YPF EE considers itself to be one of the strongest competitors in the electrical generation market in Argentina.

On February 27, 2020, Resolution No. 31/2020 of the Ministry of Energy was published in the Official Gazette, through which the Argentine government established new remuneration values for the sale of energy and power not subject to a sales contract. The previously mentioned remuneration values, previously nominated in U.S. dollars, are set in Argentine pesos and will be updated monthly based on the CPI and the WPI published by the National Statistics Institute (Instituto Nacional de Estadística y Censos, or “INDEC”). This resolution is effective and applies to transactions carried out as of February 2020.

On April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the implementation of the remuneration values for the sale of energy and power provided for in Resolution No. 31/2020.

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2020, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2020, we were contractually committed to deliver 61,274 mmcm (or 2,161 bcf) of natural gas in the future (without considering interruptible export supply contracts), of which approximately 50,024 mmcm (or 1,764 bcf) will have to be delivered from 2021 through 2024. The aforementioned figures contain the commitments with gas plan IV, see “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020.” According to our estimations as of December 31, 2020, our contractual delivery commitments for the next four years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and domestic natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. On August 2018, MINEM issued Resolution No. 104/2018 which allows local producers to export to Chile natural gas under new procedures. See “—Market Regulation—Natural gas.”

On August 21, 2019 Argentine Sub Secretariat of Hydrocarbon and Combustibles (SSHyC) issued Resolution No. 168/2019 which sets a maximum of 10 mmcm/d of natural gas that can be exported on a firm basis between September 15, 2019 and May 15, 2020. Thereafter, only natural gas exports could be made on an interruptible basis. YPF requested a firm export permit to supply one of its Chilean customers to the maximum extent possible, which was granted by May 15, 2020. During March and April 2020 YPF, also requested several interruptible export permits to supply different customers. Those permits were granted between November and December 2020 until April 2021 for Innergy S.A, and Methanex S.A and until April 2022 for YPF Chile S.A.

For information regarding regulations that have been affecting our operations see “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation.”

For information regarding claims arising from restrictions in the natural gas market see “Item 8. Financial Information—Legal Proceedings.”

Natural gas supply contracts

The Argentine government has established regulations for both the international and domestic natural gas markets, which have affected the ability of producers in Argentina to export natural gas. We could not meet its export commitments and was forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position. See “—The Argentine natural gas market” and “Item 8. Financial Information—Legal Proceedings.” Because of actions taken by the Argentine government (described in greater detail under “—Market Regulation—Natural gas”), we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits. Our principal supply contracts are briefly described below See “Item 3. Risk Factors—Risks Relating to Our Business— We are subject to direct and indirect import and export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.”

We were committed to supplying a daily quantity of 125 mmcf/d (or 3.5 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three original agreements entered into on January 5, 1995 (the “1995 Sales Agreement”), March 11, 1997 (the “1997 Sales Agreement”) and November 13, 2001 (the “2001 Sales Agreement”), which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries have been interrupted since 2007.

In connection with these contracts, the Company signed three agreements with Methanex through which YPF eliminated all contractual obligations and past and future potential claims related to the original agreements through 2018. The first agreement was signed in 2011, through which YPF committed to investments in Upstream. The second one was signed in 2012, through which YPF committed to temporarily exporting gas to Chile and importing methanol as the final product (“Gas Tolling Agreement”), receiving the approval from the Argentine government.

A third Gas Tolling Agreement was signed in December 2016 (the “Third Gas Tolling Agreement”), through which YPF committed to supplying a total volume of 4 bcf (115 mmcm) of gas to Methanex through April 2018. The Third Gas Tolling Agreement was signed by YPF and Methanex and presented for approval of the Argentine government to temporarily export gas and import methanol. An addendum to the Third Gas Tolling Agreement (“Gas Tolling Agreement Addendum”) was signed on December 4, 2017 by YPF and Methanex, pursuant to which YPF has the option to supply 1 mmcm/d until September 2018 or until reaching a total amount of 115 mmcm whatever comes first. Each cubic meter delivered reduces proportionally the commitment of YPF to deliver natural gas according to the 1997 Sales Agreement, from January 1 to December 31, 2018. The Third Gas Tolling Agreement as well as the Gas Tolling Agreement Addendum (both approved by MINEM through Resolution No. 502/2017) state that if the volumes of the Gas Tolling Agreement Addendum are completely delivered, the commitment established in the 1997 Sales Agreement is considered fulfilled. However, no sanction could apply to YPF if the company decides not to fulfill the volumes mentioned in the addendum.

During 2018, YPF delivered 113 mmcm of natural gas to Methanex fulfilling the Gas Tolling Agreement Addendum reached during 2017. Because of this operation and various renegotiations agreements with Methanex all contractual obligations and potential claims related to the 1995 Sales Agreement and 1997 Sales Agreement and the contractual obligations and potential claims through 2018 were settled, including those related to the 2001 Agreement.

Additionally, on November 23, 2018, Methanex and YPF entered into an agreement to suspend, through December 31, 2019, the contractual obligations under the 2001 Sales Agreement and established contractual conditions for deliveries until December 31, 2019, under the provisions of Resolution No. 104/2018, which was approved by SE on March 6, 2019. During 2019, YPF delivered 228 mmcm of natural gas to Methanex generating a deficit of 202 mmcm, as the minimum volume which we committed to deliver for this period under the 2001 Sales Agreement was 430 mmcm.

Pursuant to Resolution No. 168/2019 issued by SE on August 2019, export contracts on a firm basis can be subscribed until May 15, 2020, and thereafter, exports can be made on an interruptible basis. On October 30, 2019 YPF and Methanex subscribed a sales agreement on a firm basis for the period between January 1 and May 15, 2020, with a committed volume of 149.6 mmcm. During the validity of this contract, the subscribers agreed to suspend the 2001 Sales Agreement. The new contract also includes recovery provisions for undelivered quantities of natural gas under the November 23, 2018 agreement.

On October 30, 2019, Methanex and YPF entered into two new agreements, one firm (the “2019 Firm Sales Agreement”) and one interruptible (the “2019 Interruptible Sales Agreement”), renewing the suspension of the contractual obligations under the 2001 Sales Agreement for 2020 and establishing new contractual conditions for deliveries during 2020.

In addition, the SE granted (i) a firm export authorization from January 1, 2020 until May 15, 2020 for a daily maximum quantity of 1,500,000 cm and a total maximum quantity of 204,000,000 cm and (ii) an interruptible authorization from May 16, 2020 until December 31, 2020 for a daily maximum quantity of (A) 1,100,000 cm from May 16, 2020 until September 15, 2020 and (B) 1,500,000 cm from September 16, 2020 until December 31, 2020.

The execution of the 2019 Firm Sales Agreement meant the suspension of the 2001 Sales Agreement until May 15, 2020 and the parties agreeing to resign and be released of their obligations, claims, demands, responsibilities under the 2001 Sales Agreement and not to commence any claim, action or demand against the other party as per the 2001 Sales Agreement until May 15, 2020.

The 2019 Interruptible Sales Agreement meant the suspension of the 2001 Sales Agreement until December 31, 2020 and the parties agreeing to resign and be released of their obligations, claims, demands, responsibilities under the 2001 Sales Agreement and not to commence any claim, action or demand against the other party as per the 2001 Sales Agreement until December 31, 2020.

The 2019 Firm Sales Agreement and 2019 Interruptible Sales Agreement also establish a mechanism to compensate a volume of approximately 178,8 mcm, in a manner to be agreed by the parties until December 2025.

In December 2020, Methanex and YPF agreed to extend and modify certain conditions of the 2019 Interruptible Sales Agreement until April 30, 2021, suspending the contractual obligations under the 2001 Sales Agreement. On December 31, 2020, the SE issued the corresponding export authorization.

In August 2018, MINEM issued Resolution No. 104/2018 which established a procedure to export natural gas under six different modalities and without the obligation to re-import the exported volumes. This resolution derogates Resolution No. 299/98 and its modifications, Resolution No. 265/2004, Resolution No. 883/2005 and Resolution No. 8/2017. See “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas.”

On June 26, 2019, Resolution SE No. 417/2019 was published in the Official Gazette, replacing the procedure for the authorization of natural gas exports approved by Resolution No. 104/2018, and instructing the SSHyC to regulate energy replacement mechanisms applicable to firm exports and to prepare an operating procedure in case the security of internal natural gas supply is at risk, and empowers the SSHyC to grant export permits, by issuing the relevant certificate.

On August 21, 2019, SSHyC Disposition No. 168/2019 was published in the Official Gazette, which approved the terms and conditions of the regime for the export of natural gas under firm conditions applicable from September 15, 2019 to May 15, 2020, and determined a maximum volume of natural gas that can be exported under firm conditions to the Republic of Chile of 10,000,000 cm/d in such period (divided into three export zones, Northwest, Center-West and South).

On October 31, 2019, SSHyC Disposition No. 284/2019 was published in the Official Gazette, which approved the operating procedure for natural gas exports, effective until September 30, 2021, the purpose of which is to regulate any need to restrict natural gas exports that are operationally useful in the case of a shortage of supply in the Argentine domestic market.

During 2020, YPF signed sales agreements for the supply of 5.3 mmcm/d on an interruptible basis through April 30, 2021 with Innergy Soluciones Energéticas S.A, YPF Chile S.A. and Methanex S.A.

Seasonality

For a description of the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality.”

Research and Development

In 2012, YPF created YPF Tecnología S.A. (“Y-TEC”), a highly specialized company focusing on research and development (“R&D”) activities. YPF owns 51% and CONICET Argentina’s national science and technical research council owns 49%.

All R&D activities carried out by Y-TEC are strategically aligned to YPF’s needs. The Board of Directors of Y-TEC consists of three directors appointed by YPF and two directors appointed by CONICET. The Chairman and the General Manager of Y-TEC are appointed by YPF. Activities are conducted at facilities that host 47 laboratories and 12 experimental plants, and occupy approximately 250 professionals dedicated to the development of innovative solutions for the energy sector.

Y-TEC has the mandate to coordinate and manage all YPF’s R&D efforts, consolidating and boosting a Portfolio of 44 projects (as of December 2020) aimed to generate high-impact technological solutions. Y-TEC also has several Service Platforms that provide high quality technical and laboratory support services. During 2020 Y-TEC executed more than 70 technical assistance and specialized services.

Y-TEC explores opportunities throughout the actual and future energy sector. This is a broad and diversified strategy approach, that in 2020 has been revisited to improve technology transfer strategies, and thus time to market, while keeping alignment with YPF’s needs. Currently the R&D programs cover core areas such as smart equipment and tools, innovative chemicals for O&G, fuels and transition energies, subsurface technologies and environmental sustainability solutions.

Y-TEC believes in the value of liaising with technological partners to reinforce regional leadership, adopting the open innovation concept. This concept allows the Company to reduce technological risk, shorten the time to have the product on the market and minimize costs. Y-TEC pursues relationships with the scientific community in Argentina and abroad. These efforts are led by Y-TEC to complement scientific capacities in public and private institutions and allow the development of high impact technological products for the energy industry. Knowledge, experience and state-of-the-art equipment are brought together by Y-TEC and CONICET.

In the area of subsurface technologies, R&D efforts are focused on reducing the development field cost, by the design, development and application of very specific technologies. Some of our most important challenges include simulation and modeling tools for unconventional reservoirs, as well as digital rock models, together with novel methodologies to characterize rocks and improve the knowledge of subsurface phenomena.

Our innovative chemicals for O&G program focuses on increasing the recovery factor through the development of chemical enhanced oil recovery technologies, novel tracing technologies to improve secondary recovery through the development of a wider range of tracers and new chemicals for unconventional reservoirs, as well as tailor-made fluids and additives.

In the case of smart equipment and tools, we apply our technological knowledge to develop low cost, on-line, measuring and monitoring solutions for harsh field operations. We also focus on novel equipment and tools that can provide solutions for hydraulic fracturing operations, such as plugs, or polymer injection and oil water separation, among the most important ones.

In line with YPF’s commitment to environmental sustainability, we develop technologies that mitigate the impact of the O&G industry on the environment, in areas such as oil recovery from water and soil and novel and revegetation technologies in operation impacted areas, such as Y-SIEMBRA, which help restore the soil coverage. According to YPF’s sustainability strategy, the development of innovative bio-products, particularly for its agricultural business, is also part of the R&D focus.

Fuels and transition energies is a strategic R&D program, focused not only on research and development of fuels of increased performance, but also in energy storage based on li-ion technologies, blue and green hydrogen production, bioenergy and energy efficiency.

As part of the redesign of R&D programs in 2020 we decided to move the core of the center of excellence for Analytics to YPF SA in order to foster better integration with all of YPF businesses. Specific technical expertise in the fields of R&D in Internet of Things and Modeling and Simulation was retained in Y-TEC to create a new technical department within the R&D Management, named Digital Technologies.

The COVID-19 pandemic had an impact in the R&D operations. Since March 20, 2020 until May 20, 2020, we were not able to return to our facilities, keeping only the surveillance over critical equipment. Nonetheless, after being authorized by local and provincial authorities and running on new protocols to prevent COVID-19 spreading, experimental activities were successfully resumed and continued throughout 2020 with a combination of on-site and technology enabled remote operations.

On the other hand, during the third quarter of 2020, leaning on its scaling up and technology transfer expertise, Y-TEC signed a commercialization agreement with a local scientific start-up, NEOKIT SAS which developed a fast COVID-19 test. This has led Y-TEC to the commercialize over 600,000 test-kits during 2020. Y-TEC has also contributed developing hand sanitizers for YPF and collaborated with Argentina’s science and technology institutions in the development of artificial respiratory devices.

Competition

In our Upstream business, we encounter competition from major international oil companies and other domestic oil companies in acquiring or renewing exploration permits and production concessions. Our Upstream business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces. See “—Legal and Regulatory Framework and Relationship with the Argentine government—Overview” and “—Legal and Regulatory Framework and Relationship with the Argentine government—Law No. 26,197.” However, changes introduced in the Hydrocarbons Law through Law No. 27,007 (2014) limit the ability of provincial companies to possess future exclusive rights over permits and concessions, which supports competition in the Argentine oil and gas industry. See “—Legal and Regulatory Framework and Relationship with the Argentine government—Law No. 27,007, (amendment of the Hydrocarbons Law).” Moreover, during the last several years we have made a comprehensive move to secure, either by renewing, extending and converting through mechanisms provided in the Law, the majority of such permits and concessions in Argentina considered valuable in the long term.

In our Downstream business, we face competition from domestic and international oil companies. In our export markets, we compete with numerous oil and trading companies. We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply, demand (year 2020 was particularly affected by the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 outbreak”) and, in certain cases, to Argentine regulations.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Limitations on local pricing of our products in Argentina may adversely affect our results of operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business— We are exposed to the effects of fluctuations in the prices of oil, gas and refined products” and “—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural Gas—Tariffs.”

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

During 2020, we continued the implementation of our Operational Excellence Policy, which was approved on 2018, in order to replace and upgrade our Environmental, Safety Protection and Health Preservation Policy. Environmental and Safety management is built upon a strong corporate culture of security safety and protection, and it is deployed through a management system focused on occupational risks, the mitigation of industrial risks and integration of the principles of process safety to control the risks and the impacts. This management system and its application is certified according to standards OHSAS 18001 (Safety) and ISO 14001 (Environment) in the major industrial centers of the Company.

All the Company’s segments are constantly upgrading their integrated management systems and major environmental parameters are subject to reporting and monitoring as a mean to evaluate our performance and implement any necessary improvements.

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

As an example of our work towards best practices in the industry, we have implemented an investment plan aimed at improving the quality of fuels. In September 2019, Resolution No. 558/2019 of the Secretary of Government of Energy substituted Resolution No. 5/2016 and established modifications to the new specifications for Sulphur content in fuels. This Resolution established that as of 2024 sulphur specifications will be adjusted of Gasoil and Gasoline Degree 2. Hence, investments are being made since 2018 in order to comply with these new specifications: the development of a new unit of coke petrol hydro treatment, the revamping of the magnaforming, the Fluid Catalytic Cracking (“FCC”) petrol hydro treatment unit in La Plata Industrial Complex and the revamping of the hydro treatment of petrol and a new gasoil desulphurization unit in Luján de Cuyo Refinery. These units are expected to start operating in 2024.

In the La Plata Industrial Complex an ambitious plan of effluents adequacy is being followed since 2014, including drain fluids segregation and raft building which also allows us to strengthen the resilience of our facilities to the new climatic conditions of the region. Furthermore, maintenance works are carried out periodically to connect the safety discharges to the torch, in accordance with the standards and regulations in force. In Logistics, the integrity plan for tanks and pipelines is developed annually to ensure their tightness.

Annually, plans are developed across business units to comply with different Security Safety and Environmental Resolutions. Works based on Resolutions No. 785/05 and Resolution No. 404/94 are performed on tanks and inspections of pipes according to Resolution SE No. 120-E/17 are carried out as well. Following regulations of the Buenos Aires Province’s Organization for Sustainable Development, we also perform pressure container inspections.

In addition to the projects mentioned above, we continue working in the implementation of a broad range of environmental projects in the domestic Exploration and Production, Refining & Marketing and Chemicals segments, such as increasing the capacity of biological treatment in the La Plata Refinery, a new flare in the Luján de Cuyo Refinery that will contribute with the controlling of Sulphur currents, wastewater treatment and fire protection facilities, increasing the capacity of waste and rainy water treatment, a flare in Plaza Huincul Industrial Complex, improvement of fireproofing in existing facilities and implementation of bottom loading systems in terminals.

We and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This mutual aid program is intended to prevent damages and losses resulting from accidents and industrial and environmental emergencies. The program includes having meetings, drills, visit at plants and risk communications and capacity building. Similar projects and agreements were developed at other refineries and harbor terminals as well. After undertaking these actions, we implemented similar programs in Bahía Blanca and Luján de Cuyo. Since 2018 we continue such projects in Rincón de los Sauces, Tupungato, Malargüe, in logistic San Lorenzo complex, Plaza Huincul, Añelo and Allen (Upstream & Downstream Operations) areas.

In 2020 we continued our agreement with Oil Spill Response Ltd. to support our Oil Spill Contingency Plan evaluating and reducing the possible environmental impact caused by an oil spill in Argentine surface waters, thus reducing the environmental impact of potential oil spills offshore. This agreement includes technical and operational support in case of oil spills on rivers or seas caused by accidents involving tankers or exploration and production offshore. Additionally, we carried out several tabletop exercises and drills with the participation and advice of the advisors. We also keep our agreement with Wild Well Control Inc. updated, in order to be prepared for possible blow outs.

During 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) were certified under the ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance), which are regularly renewed. All of them are also certified under the OHSAS 18001 (occupational health and safety performance) standard. In addition, since 2008, the La Plata, Luján de Cuyo and the Plaza Huincul complexes have been verified in accordance with ISO 14064 for the inventories of industrial greenhouse gases. The refineries maintain their systems under continuous improvement and revision by accredited organizations.

Focusing on the development and research, the Company created YPF Tecnología S.A. (see “—Research and Development”) which is implementing an Environmental Sustainability Program focused on three strategic areas: reduction of emissions, increase of sustainable production and bio product development. This translates into high-impact projects for the industry, namely, effluent treatment, development of new production technologies, soil bioremediation, CO2 capture and valorization, atmospheric contaminant removal, and valorization of agricultural products and waste. With respect to climate change, over the next years we are committed to a lower carbon economy through more efficient oil, gas, fuels and derivatives production, lower intensity in Green House Gas (“GHG”) emissions, and cleaner electric power with a higher share of renewable energies.

In this context, during 2019 we updated our Commitment to Climate Action and Energy Efficiency (developed in 2015 and renewed in 2017) which provides the framework for working on mitigation and adaptation activities. The identified lines of action include the following:

•	integrate climate risk analysis methods;

•	increase the profitable production of renewable electric energy and efficient thermal energy through YPF EE;

•	encourage and boost energy efficiency by improving performance in our facilities and activities;

•	advance research and development of new related technologies;

•	achieve a reduction of our operations specific GHG emissions in near future;

•	achieve the target of having approximately 70% of our vehicle fuels conform to low-sulphur standards (Euro V) in the near future; and

•	develop climate change adaptation strategies for our operations.

Regarding to commitment to climate action and energy efficiency commitment, we continued working on:

•

Improving Energy Efficiency. In 2017 we completed an energy assessment of production processes in the Company’s three main segments (Upstream, Downstream, and Gas and Power). This helped us ascertain YPF’s balance, consolidated and area-specific consumption, establish a baseline, and identify energy efficiency opportunities.

This assessment will be carried out on completed, in-progress and planned projects. In the Downstream business, the most relevant projects are associated with cogeneration in the City of La Plata which started operation by the end of 2020 and the revamping of units in La Plata and Luján de Cuyo industrial complexes that during 2020 was still ongoing. In the Upstream business, those related to electrification and generation improvements brought about by changes in equipment in mature oilfields. In Gas and Power, the key to energy efficiency lies in renewable energy projects, which will be the most significant contributors to reducing specific GHG emissions.

As part of this process, at the beginning of 2018, YPF has decided to upgrade the consumption and deficiency logging and monitoring system, and implement a coordinated, company-wide energy management system.

Additionally, in 2018 a committee for energy efficiency was created in order to concentrate the different actions that are being performed in the Company. In 2019 and 2020 the same committee continued work on promoting the scope of energy efficiency in different areas. See “—Our commitment to sustainability.”

In 2019, seven new facilities were certified as ISO 50001 for Energy Management: our company Mega and six thermal generation plants of the company YPF EE. These locations are in addition to the certificates awarded in previous years in respect of eight of our facilities. On the other hand, a certification process for La Plata Refinery was scheduled for completion in 2020 but postponed due to the sanitary restrictions related to the COVID-19 pandemic. Nonetheless, the documentation and implementation process in the La Plata Refinery has continued.

We have sustained over time processes designed to improve energy efficiency in our upstream business, including the consolidation of an energy management process (based on ISO: 50001 scheme) setting metrics and goals.

During 2020, more than 100 energy reviews of facilities have been carried out, which included the detection of optimization opportunities and the design of baselines, with more than 50 updated operational controls. Specific training documents were generated, such as documented manuals for efficiency and energy diagnosis of facilities and on-line courses on the energy management system.

In the energy management area, since 2019 we have worked on increasing the instrumentation of significant processes for energy consumption, such as water injection, compression and electricity generation, in addition to flare reliefs. Additional work has been done on the development of online tools for the monitoring and analysis of energy use and consumption. Regarding improvement actions, continuous and incremental work has been done to detect and prioritize projects linking their energy improvement with greenhouse gases emission reduction’s potential. Actions undertaken includes, the installation of Vapor Recovery Units (VRU), the optimization of heating and compression systems, improvement on the management of relief systems, the optimization of injection systems, the partial replacement of Oil-based drilling fluids by water-based and the optimization of the recovery of drilling fluids that are sent for destruction.

•

During 2019 and 2020, improvement on the management of flare vents has been performed by undertaken pilot projects using new tools, instruments and analytics. Furthermore, during 2020 we were working on the evaluation of new technology, such as aerial, satellites and drones, for the detection and measurement of methane leaks and vents to strengthen the activities already performed on the ground with Handhelds detection cams. Additionally, a pilot project was carried out to partially replace liquid fuel for LNG in fracturing equipment, in order to use the LNG capture during well tests activities. Monitoring our two projects registered under the Clean Development Mechanism (“CDM”), which allow us to reduce the emissions in the different stages and processes of crude oil refining through the recovery of flare gas in La Plata (CILP) and Luján de Cuyo (CILC) industrial complexes. Residual gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2020, CO2 was reduced by around 113,840 tCO2 between both projects.

•

The methodology developed by YPF was approved by the United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities”. To date, there are six projects registered under the CDM that have implemented this methodology around the world (Argentina, China, Kuwait and Egypt).

•

Continuing and strengthening Greenhouse Gas Emissions Inventorying. Since 2008 we have been gradually introducing management systems into our operations to record emissions through GHG inventories, applying the ISO 14064-1 standard. This inventory has been successfully checked in the Ensenada Industrial Complex since 2008 and later in Luján de Cuyo Industrial Complex. During 2016, we began to implement the external verification process of greenhouse gas emissions inventory by a third party in Plaza Huincul Refinery. During 2020, and as part of the restrictions established due to the sanitary situation, we performed a completed internal verification process of all of YPF’s industrial complexes for the 2019 inventory in La Plata (Refinery and Petrochemical Plant), Luján de Cuyo, and Plaza Huincul (Refinery and Methanol Plant).

We also monitored other air emissions (SO2, NOx, CO, NMVOC, and particulate) in accordance with applicable regulations.

•

Developing forestry projects located in the province of Neuquén which constitute approximately 7,000 hectares of trees forested under a long-term work program. Using the afforestation methodologies and tools available at the United Nations Framework Convention on Climate Change (“UNFCCC”) Clean Development Mechanism web site, it was possible to arrive to a conservative estimated amount of approximately 760,000 tons of CO2 equivalents that were captured by the afforestation project activities from 1984 (when the first afforestation activity occurred) through 2014. In 2020 the Company submitted the Carbon Disclosure Project (“CDP”), a climate change questionnaire.

•

We remain committed to minimizing gas sent to flares and gas vented, giving compliance to the requirements established in National Resolutions No. 236/93 and No. 143/98 issued by the former Energy Secretariat of the Nation (SEN) and all applicable provincial regulations. The virtual gas pipeline initiative implemented first in Mendoza, that implies the liquefaction and transportation of the natural gas associated from remote wells to an electric power plant in order to reduce flaring, was developed in 2019 in other associated gas production facilities like Bajo del Toro, while in 2020 it was developed in Puntilla del Huican, Rincón Amarillo y La Ribera Sur.

•	Developing Electric Power and renewable energy business. See “—Gas and Power.”

•

For reference of our Climate Change Commitment, we seek to manage threats and opportunities posed by climate change, and supports the execution of climate change initiatives. We consider the risks associated with changes in climate patterns, as well as risks arising for policy, communities, regulations, legal, technological and markets due to the challenges posed by climate change and identified in our risk-based approach analysis.

We are working to improve our understanding of the potential climate vulnerabilities of our operations and facilities to establish resilience planning and adaptation measures at an asset level.

Our risk management process helps us identify climate risks for input to the evaluation in investment processes.

As part of the results, we seek to reduce emissions in our operating activities to mitigate our exposure to risk arising from any future policies and regulations.

Risk management accountability and oversight from integral part of our management activities and provide the Board with insights on trends and aggregate exposure for climate-related risks and performance by the Risk and Sustainability Committee. Information on climate change’s risks related to extreme weather events are considered during the risk analysis process as the likelihood and potential impact of risks might threaten the integrity of the Company’s operations and assets. Climate-related risks are linked to transition and physical risk which must be integrated into adaptation measure and be part at decision-making processes. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Climate change and energy transition could affect our results and access to capital”.

•

Climate Change Adaptation: We moved forward with climate risk assessment projects at our facilities by implementing the Business Areas Climate Impact Assessment Tool (BACLIAT). We also used such tool at the logistics terminal located in Concepción del Uruguay in 2017, in an oil pipeline in the province of Mendoza in 2018, and in terminal Barranqueras and in an Upstream oil facility in Comodoro Rivadavia in 2019. The tool allows us to observe past, current and future climate trends, detect primary risks, and identify mitigating actions to reduce vulnerability and encourage early action. In addition to the implementation of the tool in other facilities, in 2019 we started working on the development of climate maps to identify risks related to climate change for our operations and facilities. During 2020, we finalized the development of these climate risk maps and made them available through a Geographic Information System (GIS) web-based platform. These maps will allow us to identify operations and installations exposed to climate risk in different potential climate scenarios and to focus on those evidencing higher risk for BACLIAT’s implementation and adaptation measures.

•

Strengthening the relationship established with the Argentine Environmental Authority (Ministerio de Ambiente y Desarrollo Sostenible de la Nación), in particular with its Secretary of Climate Change, Sustainable Development and Innovation (Secretaría de Cambio Climático, Desarrollo Sostenible e Innovación) in order to collaborate with the development of the Third National Communication on Climate Change to the UNFCCC and during 2017 in workshops organized by the CCU to develop the National Climate Change Plans related to the Nationally Determined Contributions (NDCs) undertaken by the country under the signed Paris Agreement. With respect to this, YPF signed a framework agreement with the Argentine Environmental Authority for a mutual collaboration on environmental issues, particularly relating to climate change. In 2020, we participated in the Climate Dialogue called by the Argentine Environmental Authority, in particular the Secretary of Climate Change, Sustainable Development and Innovation that took place in November 2020 and for the presentation of the 2nd NDC draft paper during mid-December 2020.

Water Management

YPF is committed to an integrated water management approach focused on resource sustainability, as embodied in its corporate regulations. The approach identifies three strategic aspects: water management based on risks (identification of water risks at national and local level: (Aqueduct / LWT-IPIECA)), optimization of water usage (water efficiency and water usage balance), and resource evaluation (Hydrological Baseline Studies and Runoff Studies).

In 2015, we started a water management benchmarking study on several assets within the Downstream and Gas and Power business units that continued during the following years. In 2020, we began an update and verification process for all collection and discharge points.

Since 2015, we have made progress in the analysis of groundwater by conducting hydrogeological studies in the provinces of Neuquén, Río Negro and Santa Cruz. We are planning to start these studies in Mendoza and Tierra del Fuego Provinces. These works have direct application in drilling activities, hydraulic stimulation, repair and abandonment of wells. Regarding groundwater management, aquifer protection is already incorporated into all Upstream activities.

A water management improvement process is also carried out in the Upstream businesses, where each business has an annually updated water resource management plan.

In 2016, we started the implementation of the Local Water Tool (LWT) oriented to the identification of water risks and practices for an adequate management of water and effluents, through the analysis of the Luján de Cuyo Industrial Complex and the Thermal Power Plant in Tucumán. In the following years, we continue the implementation of this tool in other YPF operation facilities where potential risks identification and inclusion of action plans is carried out, including water balances captured and produced and the identification of improvement and optimization actions.

Additionally, during 2019, we also started using the Aqueduct; a tool that allows us to identify areas with potential water stress risk along with the mapping of our operational areas. This information is being used for the development of planning activities in this regard. Additionally, we also performed during 2019 a pilot activity in the Upstream operations for the development of a process that will allow us to evaluate the water use efficiency in the different facilities of the Company. In 2020, with the information gather from the pilot projects, progress was made in the development of a procedure for water resource efficiency (currently in a draft state).

Additionally, in 2020 the Company took the decision to work on filling the Water Security Form for CDP, which it plans to complete in 2021, to promote the sharing of qualitative and quantitative information on water management to shareholders and investors.

Waste Management

In compliance with Argentine regulations and our environmental standards, we develop integrated waste management activities seeking to: (a) phase out waste generation; (b) reduce waste hazardousness and ensuing environmental impacts; (c) ensure proper treatment and final disposal; and (d) establish continuous improvement programs.

Since 2012, we have been working on initiatives in our Upstream business unit in order to systematically reduce the stock of soil with hydrocarbons. This is being performed with the commitment, leadership and responsibility of the entire Company achieving a reduction of 76% of the stock in our repositories from 2012 to November 2020. Some of the activities that allowed us to achieve this target were related to actions to the providers, mainly with the development of technical specifications for the contractual arrangements and effective technical supervision of their activities, optimizing the bio treatment times.

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

In 2019, we launched the Circular Economy project that seeks to strengthen a company-wide circular culture. The initiative covers the revaluation of opportunities and risks inherent in the entire value chain of goods and services, from their design and acquisition to the end of their life cycle, with actions such as developing an inventory of ongoing company-wide circular initiatives already in progress. In 2019 a group of specialists was established and began working on the basis for setting in 2020 waste generation reduction goals from 2021 onwards.

Particularly, in the Downstream businesses, we remain committed to projects related to the reuse or recycling of the spent catalysts achieving in 2020 a recovery of precious metals (such as platinum, palladium, etc.) from those wastes.

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

Drills are planned and carried out annually, including red-level drills where top management participates.

Between 2018 and 2020, a runoff study identifying the precipitation flowing on the ground surface was conducted and finalized in 41 Upstream facilities. This study was carried out in order to assess the potential occurrence and eventual adverse effects of large spills, focusing on the design and status of the protection facilities of each plant and in the nearby geomorphological environment.

Management of biodiversity and ecosystem services

YPF conducts its operations with respect for biodiversity and works to safeguard ecosystems and their diversity during the entire lifecycle of its operations and products, particularly in ecologically sensitive areas. The actions are focused on analyzing, avoiding and minimizing impacts through prevention; on rehabilitating the environment in which we carry out our activities, particularly in sensitive natural, biologically-diverse or protected areas; and on adopting offsetting measures where applicable.

As part of our continuous improvement, in 2019 we made a revision on our corporate Biodiversity Management standard and we updated our geographic information system (GIS) as part of the biodiversity map project we started in 2018. This initiative allows us visualizing any overlapping of activities with especially sensitive areas in Argentina and will help us to prioritize any required actions on sites with interference. The map not only includes areas under international, national or jurisdictional protection but also private areas and areas inhabited by endangered species. In 2020, we made the map available to the entire Company by including the information in a web-based platform.

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

During 2018, we performed a technical study which analyzed and reported the degree of ecological restoration of sites devoid of vegetation in our Santa Cruz operations. The area under study encompassed 10 blocks, or concession areas, amounting to a total area of 6,943 km2 and 1,968 abandoned locations This technical study enabled prioritizing areas that had to be intervened for restoration and separate those that did not require intervention. In 2020, we continued and strengthened the project including the Neuquén Province operational areas where conventional and non-conventional activities are being performed.

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

The Vaca Muerta formation is found between 2,500 and 4,000 meters of depth, more than 2,000 meters below the water table, which is usually located at depths of 300-500 meters. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our domestic operations are subject to extensive regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Oil and gas activities are subject to significant economic, social, environmental and operational risks and to seasonal fluctuation of demand.”

Hydraulic stimulation, a long time proven technology, allows these resources to be extracted in an efficient and environmentally-friendly way. Hydraulic stimulation consists of injecting high pressure fluids and sand into the wellbore to crack the rock and enable the trapped hydrocarbons in the formation to flow to the surface like in any conventional well.

Generally, this technique uses water and sand (99.5% of the water can be recycled) and less than 1% of chemicals or additives These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in table salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development of these reservoirs is acquired from bodies of running water which represent only a small percentage of the total flow and involve much lower volumes than those used for agricultural and human consumption in the province of Neuquén. Since 2019, we use ground water not suitable for human consumption or irrigation.

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

After the hydrogeological studies carried out in 2015 and 2016, during 2017 YPF focused its studies on the gathering of hydrogeological information through electrical profiles and water samples in order to obtain the baseline data for a regional hydrogeological study, aimed at conventional and unconventional areas in Neuquén. This hydrogeological study was completed in November 2018, which covered not only the traditional hydrogeological aspects but also the evaluation of water quality for irrigation and drinking water. The main objective of the study was the identification of the aquifers that must be protected. See “—Water Management.”

Our commitment to sustainability

The oil and gas industry is currently undergoing important changes driven by the need to harmonize the growing energy demand with new challenges in terms of costs and profitability, diversification of the energy matrix and an increasing concern about climate change and the decarbonization of the economy. Each region or country will have to develop its own roadmap for transition based on its specific starting point, resource availability and capabilities.

Current and pending climate change related regulations such as costs related to monitoring or reducing emissions may adversely impact our operations and increase our compliance costs. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters.”

In this context, YPF understands sustainability as a way of doing business that involves:

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

Senior management reviews and monitors relevant sustainability topics. The Board monitors compliance with the Sustainability Policy through the Risk and Sustainability Committee. This Committee is in charge of establishing comprehensive management policies for business risks and monitoring their suitable implementation, as well as promoting best practices in sustainability, among other responsibilities.

We seek to conduct our business in line with the goals of the Paris Climate Change Agreement signed in 2015, the United Nations 2030 Agenda for Sustainable Development Goals, and the UN Global Compact’s Ten Principles. Guided by our corporate values, policies and code of conduct, our vision and strategy frame our understanding of and our response to sustainability issues. In this sense we have revamped our commitment to sustainability in order to contribute to energy access and transition, through a responsible and transparent business based on innovation, new technologies and the pursuit of the best economic, environmental and social practices while at the same time creating shared value for our owners, customers, people, suppliers, partners, society and our country.

While oil and gas will continue to form the basis of our portfolio for the next years, we are committed to strengthening energy efficiency, reducing specific emissions and developing more sustainable energy alternatives, including the promotion of renewable energy and natural gas production as cleaner alternatives to oil, not only for the domestic market, but also for the export market, subject to market conditions. We plan to do so through a responsible and transparent business based on innovation, new technologies and the best economic, operational excellence and transformation of operations and corporate culture. In particular in renewable energy, by providing strong R&D and project investment in this area, we expect to increase our power-generation capacity by diversifying energy sources, including increased uses of natural gas, thermal, solar and wind power.

In 2020 we continued working on our corporate sustainability policy and our commitment to climate action through our corporate sustainability and environmental departments

In the context of COVID-19 pandemic restrictions and with the objective of consolidating our sustainability strategy and related initiatives, we focused 2020 activities in four main pillars:

•

Implementation and improvements of initiatives in the main ESG areas: governance, transparency and integrity, human rights, labor practices, diversity, environment, health and safety, supply chain and relations with Communities.

•

The Company’s Sustainability Plan and its respective performance KPIs, aligned with the global sustainability commitments we assumed. To do it, we updated-among others- an assessment of our performance according to worldwide recognized ESG ratings

•

Participation in global, national and local recognized organizations and initiatives regarding corporate and energy sustainability. YPF continues to lead the Argentine Network of the United Nations Global Compact Initiative and participates in the Argentine World Business Council for Sustainable Development (WBCSD). The Company also participated and promoted during 2020 the second phase of the Oil & Gas Sustainable Development Goals (SDG) Roadmap through the Argentine Institute for Oil & Gas (IAPG) and in collaboration with the Argentine World Business Council for Sustainable Development (WBCSD). Twenty-nine companies participated in the initiative and the map was officially presented during the XII Argentine Oil and Gas meeting held on September 2019, with the participation of the presidents of IAPG and YPF. In December 2020, Company’s CEO was elected as Co-Chair for the 2021 B20 Energy and Resource Efficiency Task force, as well.

•

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

Moreover, during 2020, and given the current COVID-19 pandemic, we updated the materiality assessment of ESG issues taking into consideration internal consultations as well as one assessment of public opinion polls and brand reputation surveys to strengthen our understanding of our stakeholders, concerns and expectations while keeping an ongoing dialogue with them. The materiality assessment undertaken to shape the content of the 2019 sustainability report serves as both a retrospective and forward-looking review of our priorities. This assessment shows that the material topics relating to some activities have largely remained consistent over the last three years.

In addition, in 2020 YPF continued being part of the Sustainability Index of the Argentine stock market. This Index is elaborated by Bolsas y Mercados Argentinos (BYMA), with the collaboration of the Inter-American Development Bank and Thomson Reuters, the index is composed by 15 listed companies that have outstanding performance in sustainability.

The index, which aims to promote an increasingly responsible capital market in line with the Sustainable Development Goals of the United Nations, evaluates the performance of the companies involved with respect to four pillars: environmental, social, corporate governance and sustainable development, taking into account the information that companies communicate through their Sustainability Reports and corporate reports such as annual reports on form 20-F.

As part of good corporate governance practice, YPF also voluntarily continued measuring its sustainability performance through the annual SAM Corporate Sustainability Assessment (“CSA”). SAM, now a part of S&P Global, calculated a total ESG score for YPF which is above the global industry average. In 2020, YPF improved its scores ranking 10th place in the Oil & Gas sector.

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. See “—Downstream—Refining division” and “—Downstream—Logistic Division.(crude oil and products transportation and storage).” As of December 31, 2020, 100% of our proved reserves were located in Argentina.

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the Argentine government. See “—Upstream Overview—Main properties” and Note 8 to the Audited Consolidated Financial Statements.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other service contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may not have sufficient insurance to cover all the operating hazards to which we are subject,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business— Oil and gas activities are subject to significant economic, social, environmental and operational risks and to seasonal fluctuation of demand” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters.”

Argentine Operations — Responsibility for damages

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

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$ 400 million per incident, with a deductible of U.S.$ 2 million, in each and every loss. Certain types of incidents, such as intentional pollution and gradual and progressive pollution are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$ 75 million for certain onshore losses and a maximum combined single limit of U.S.$ 250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$ 2.3 billion per incident combined for downstream and upstream operations, with varying deductibles of between U.S.$ 5 million and U.S.$ 10 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days for upstream operations.

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

Legal and Regulatory Framework and Relationship with the Argentine government

Overview

The Argentine oil and gas industry is regulated by (i) Law No. 17,319, referred to as the “Hydrocarbons Law,” which was enacted in 1967 and amended by Law No. 26,197 enacted in 2007 and by Law No. 27,007 enacted in 2014, which established the general legal framework for the exploration and production of oil and gas (See “—Law No. 27,007 (amendment of the Hydrocarbons Law)”); and (ii) Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries.

In addition, the Argentine Executive Branch has issued regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145 (the “Privatization Law”) privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

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

In October 2004, the Argentine Congress enacted Law No. 25,943, creating a new state-owned energy company, formerly Energía Argentina Sociedad Anónima (“ENARSA”). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Initially, Law No. 25,943 granted ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant as of November 3, 2004. However, Law No. 25,943 has been modified by Law No. 27,007, as described below, eliminating all permits and offshore hydrocarbon production concessions where association agreements with ENARSA have not been signed and reverting them to the Argentine Secretary of Energy (“SE”) (except for permits and concessions granted prior to Law No. 25,943). For more information, see “Upstream overview—Main properties”.

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

The Expropriation Law

Overview

On May 7, 2012, the Expropriation Law (Law No. 26,741) was published in the Official Gazette, declaring a national public interest and a priority for Argentina the achievement of self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons. The Expropriation Law’s stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

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

Creation of Federal Council of Hydrocarbons

Article 4 of the Expropriation Law provides for the creation of a Federal Council of Hydrocarbons which shall include the participation of (a) the Ministry of Economy and Finance, the Ministry of Federal Planning, Public Investment and Services, the Ministry of Labor and Social Security and the Ministry of Industry, through their respective representatives; and (b) the provinces of Argentina and the City of Buenos Aires, through the representatives that each may appoint. According to Article 5 of the Expropriation Law, the responsibilities of the Federal Council of Hydrocarbons will be the following: (a) promote the coordinated action of the national and provincial governments, with the purpose of ensuring the fulfillment of the objectives of the Expropriation Law; and (b) adopt decisions regarding all questions related to the accomplishment of the objectives of the Expropriation Law and the establishment of the hydrocarbons policy of the Republic of Argentina that the Argentine Executive Branch may submit for consideration.

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

See “—Law No. 26,932” for descriptions of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol, and the arrangement between Repsol and YPF for the withdrawal of certain claims and actions relating to such expropriation

Legal nature of the Company

According to the Expropriation Law, YPF is and will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of Law No. 19,550 and its corresponding regulations, and neither is nor will not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.

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

Law No. 26,932

On February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class “D” shares pursuant to the Expropriation Law under the Repsol Agreement. The Repsol Agreement was ratified by Congress by means of Law No. 26.032. As a result, the Republic of Argentina is definitively the owner of 51% of capital stock of each of YPF and YPF GAS S.A.

Law No. 26,197

In 2007, Law No. 26,197, which amended the Hydrocarbons Law, transferred to the provinces and to the Autonomous City of Buenos Aires the ownership over all hydrocarbon reservoirs located within their territories and in the adjacent seas up to 12 nautical miles from the coast. Law No. 26,197 also provides that the hydrocarbon reservoirs located beyond 12 nautical miles from the coast to the outer limit of the continental shelf shall remain within the ownership of the federal government.

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

Consequently, even though Law No. 26,197 established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the National Executive Branch retained the power to determine the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the National Executive Branch shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces within the territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces. Finally, Law No. 26,197 grants the following powers to the provinces: (i) the exercise, in a complete and independent manner, of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law.

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

This Commission was dissolved by Decree No. 272/2015 on January 4, 2016, and its remaining functions were assumed by the former Ministry of Energy and Mining. See “—Decree No. 272/2015” below.

Decree No. 13/2015

On December 11, 2015, Decree No. 13/2015 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, it created the MINEM, which absorbed the functions of the Secretaries of Energy and Mining and decentralized entities, from the former Ministry of Federal Planning, Public Investment and Services. The responsibilities of the MINEM include participating “in the management of the state-owned shares in corporations and companies operating within its area of its competence”.

This Decree was modified by Decree No. 575/2018 published in the Official Gazette on June 22, 2018, and the former Ministry of Energy and Mining was substituted by the Ministry of Energy. The Secretariat of Mining would report to the former Ministry of Production (currently, the Ministry of Productive Development). See “—Decree No. 575/2018” below.

Decree No. 272/2015

On January 4, 2016, Decree No. 272/2015 was published in the Official Gazette, which modified Decree No. 1,277/12. Among other changes, it dissolved the Commission, derogated certain responsibilities of the Commission and stated that the tasks previously assigned to the Commission were going to be performed by the former MINEM.

Furthermore, the decree established that the rights derived from the shares owned by the Republic of Argentina in YPF and YPF GAS S.A., except for the shares that belong to the Sustainability Guarantee of the Public Securities Regime Fund created by Decree No. 897/07, would be exercised by the former MINEM, as of its publication date.

In addition, the decree established that the former MINEM would conduct a comprehensive review and reorganization regarding the creation of records and information duties in the hydrocarbon industry, which remains in force as long as it is not derogated by the dispositions of the decree or addressed by the re-organization plan to be determined by the MINEM (See “—Decree No. 575/2018” below).

Decree No. 2/2017

On January 3, 2017, Decree No. 2/2017 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, it split the former Ministry of Treasury and Public Finance, creating the former Ministry of Treasury and the former Ministry of Finance and separating their respective powers and responsibilities.

Decree No. 575/2018

On June 22, 2018, Decree No. 575/2018 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, the former MINEM was substituted by the former Ministry of Energy. The Secretariat of Mining reported to the former Ministry of Production (currently, the Ministry of Productive Development).

This Decree was modified by Decrees No. 801/2018 and No. 802/2018, and the former Ministry of Energy was substituted by the former Secretary of Government of Energy (“SE”), which reported to the former Ministry of Treasury. See “—Decree No. 801/2018 and Decree No. 802/2018” below.

Decree No. 801/2018 and Decree No. 802/2018

On September 5, 2018, Decree No. 801/2018 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, the former Ministry of Energy was dissolved, and the former Ministry of Treasury was appointed as successor of the former Ministry of Energy.

On that date, Decree No. 802/2018 was also published in the Official Gazette which created the former SE.

Decree No. 872/2018

On October 2, 2018, Decree No. 872/2018 was published in the Official Gazette, instructing the former SE to issue a public invitation to tender for the grating of exploration permits for the offshore area. This tender was issued on November 6, 2018, according to the terms set forth in Decree No. 872/2018 by means of the enactment of Resolution No. 65/2018.

The results of the tender were informed by means of certain decrees granting the corresponding exploration permits.

Decree No. 7/2019

On December 11, 2019, Decree No. 7/2019 was published in the Official Gazette, modifying the Ministries Law No. 22,520. Among other changes, this decree created the Ministry of Productive Development and stated that the Secretariat of Energy (former Secretary of Government of Energy) will report to the Ministry of Productive Development. According to Decree No. 7/2019, the responsibilities of the Ministry of Productive Development include, among others, participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence”.

Decree No. 706/2020

By means of Decree No. 706/2020, the Argentine government granted the Ministry of Economy the responsibility of elaborating, proposing and executing the national policy in energy matters.

Decree No. 732/2020

In September 2020, the Argentine government decreed the transfer of the Secretariat of Energy from under the Ministry of Productive Development to the Ministry of Economy. The transfer included the Undersecretary of Hydrocarbons.

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

•

The amounts to be paid with respect to annual surface fee pursuant to Sections 57 and 58 of the Hydrocarbons Law for the periods of exploration and production have been increased with the goal of incentivizing exploration and development of these areas. Additionally, beginning with the second basic exploration period, these may be reduced partially in light of investments actually carried out in the relevant areas. Restrictions on the number of exploration permits and/or production concessions that an individual or legal entity may hold were eliminated. By means of Decree No. 771/2020, the Argentine government set forth the current values of the canon to be paid by exploration permit holders and exploitation concessionaires.

•

The Hydrocarbons Law established a 35-year term for those concessions granted for the transportation of oil, gas and petroleum products that holders of production concessions are entitled to receive. Law No. 27,007 modified the awarded term for hydrocarbon transportation concessions to be synchronized with the production concession periods.

•

In connection with exploration and production offerings, tenders may be made by Argentine and foreign companies, with the goal of obtaining the highest number of tenders possible. In addition, the bidding documents must be prepared by the competent authorities on the basis of the model bidding document which will be drafted jointly by the competent authorities of the provinces and the SE. This model bidding document must be prepared within 180 days of the effective date of Law No. 27,007. Tenders will be awarded to offerors who present the most relevant offer, in particular, the one proposing the highest amount of investments or exploratory activity.

•

Royalties have been set at a maximum of 12% on the results of liquid hydrocarbons or natural gas production. Royalties may be reduced up to 5%, taking into account the productivity of the area and the type of production. In cases of extension periods, an additional royalty of 3% will be added for each extension, up to a maximum of 18%. In addition, in case of such extensions, the competent authority may include the payment of an extension bond, which maximum amount shall equal the result of multiplying the remaining proved reserves at the end of the concession period to be extended by 2% of the average basin price, for the two-year period prior to the moment when the extension is granted, applicable to the hydrocarbons at issue.

•

Law No. 27,007 also provides that the Argentine government and the provinces may not establish, in the future, new areas reserved in favor of state-owned entities or companies with state participation. Furthermore, with respect to existing reserved areas that do not have association agreements with third parties as of the date of this new law, associative schemes may be carried out as long as, during the development phase, the participation of state-owned entities or companies with state participation is proportional to the effective investments promised and carried out by them.

•

Law No. 27,007 additionally incorporates into the Investment Promotion Regime for the Exploration of Hydrocarbons (Decree No. 929/2013) projects, as authorized by the former MINEM (currently, the Ministry of Economy), that imply direct investments in foreign currency greater than U.S.$ 250 million to be invested during the first three years of the project. Additionally, it modifies the percentages of hydrocarbons that, beginning with the third year, will be subject to the benefits of the regime. For conventional and unconventional production concessions, as well as offshore concessions at depths less than or equal to 90 meters, the percentage shall be 20%; for offshore concessions at depths greater than 90 meters, the percentage shall be 60%.

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

•

Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties as indicated in Decree No. 927/13 as amended (reduced rates). This list may be extended to other strategic products.

•

According to Law No. 27,007, the federal government and the provinces shall attempt to establish uniform environmental legislation and the adoption of uniform fiscal treatment in this sector. The competent authorities, including the SE, currently, the Ministry of Economy, will promote unification of procedures and registries.

•

Pursuant to Section 30 of Law No. 27,007, all national offshore permits and offshore hydrocarbon production concessions that had no association agreements with ENARSA as of the date of the new law reverted and were transferred to the SE. See “Upstream overview—Main properties”.

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

On July 13, 2015, the Argentine government, through Decree No. 1,330/2015, terminated the Program, establishing a compensation payable in Argentine sovereign bonds (namely, BONAR 2018 and BONAR 2024) for fiscal credits accrued but not paid under this program.

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

MINEM Resolution No. 21/2016 was amended by MINEM Resolution 32/2016, dated March 29, 2016.

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

According to this decree, the MINEM set the methodology applicable to issue import authorizations, which had to be based in the following criteria: (a) lack of crude oil with the same characteristics offered in the domestic market; (b) lack of additional treatment capacity in domestic refineries with domestic crude oil; and (c) lack of byproducts listed in section 2 of the decree offered in the domestic market. This regime excludes any import by CAMMESA in order to supply power plants with the main purpose of technical supply to the “Inter-connection Argentine System” (Sistema Argentino de Interconexión or “SADI”).

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

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted to overcome the economic crisis, including (1) the conversion into pesos of deposit, obligations and tariffs of public services, among others, and (2) the imposition of customs duties on the export of hydrocarbons with instructions to the Argentine Executive Branch to set the applicable rate thereof. The application of these duties and the instruction to the Argentine Executive Branch was extended until January 2017 by Law No. 26,732. On January 8, 2017, export duties upon hydrocarbon exports established by Law No. 26,732 had ceased to be enforceable; however, export duties to hydrocarbons and its derivatives have been reinstated through Decree No. 793/2018, published on September 4, 2018, which applied until December 31, 2020. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The implementation of new export duties, other taxes and import regulations could adversely affect our results” and “—Export taxes”

On December 23, 2019, the Social Solidarity and Productive Reactivation Law No. 27,541 was published in the Official Gazette (the “Social Solidarity Law”), which declared the public emergency in economic, financial, fiscal, administrative, social security, tariffs, energy, health and social matters.

Based on the emergency, and with express reference to article 76 of the Argentine Constitution, the Law No. 27,541 delegated important legislative powers to the Argentine Executive Branch until December 31, 2020.

The Law No. 27,541 mainly provides that such powers should be exercised in accordance with the following “basis” of the delegation:

•	create conditions to ensure the sustainability of public debt, in a compatible way with the recovery of the productive economy and the improvement of basic social indicators;

•	regulate the tariff restructuring of the energy system with distributive equity criteria, productive sustainability and reordering the operation of regulatory entities;

•

promote productive reactivation, with an emphasis on the generation of targeted incentives and on the implementation of plans to regulate tax, customs debts and social security resources for micro, small and medium enterprises;

•	create conditions to achieve fiscal sustainability;

When establishing a broad delegation of legislative powers to the Argentine Executive Branch within the framework of the emergency declaration, the Law No. 27,541 uses similar instruments to those used in 2002 with Law No. 25,561 on Public Emergency and Exchange Regime Reform, which was successively extended until December 31, 2017.

With respect to energy matters, which may impact Company’s business the Law No. 27,541 establishes as basis for the legislative delegation (i) the restructuring of the energy tariff scheme following distributive equity and sustainable production criteria and (ii) the reorganization of the energy sector’s regulatory agencies, to guarantee an efficient administration.

In addition, the Law No. 27,541 address the following matters:

Hydrocarbons Exports

For information regarding to Hydrocarbons Export see Note 34.d) to the Audited Consolidated Financial Statements.

Tariff regulation

Section 5 of the Law No. 27,541, as supplemented, establishes that the electricity and natural gas tariffs (including transmission and distribution), which are subject to federal jurisdiction must not be adjusted for a 270-day term as from the Social Solidarity law’s effective date and Provinces are invited to implement this policy. In addition, the Argentine Executive Branch is entitled to renegotiate tariffs subject to federal jurisdiction, within the framework of the existing general tariff revisions or by means of extraordinary revisions, pursuant to Law No. 24,076, as amended, with respect to natural gas tariffs and Law No. 24,065, as amended, with respect to electricity tariffs, to reduce the burden of these tariffs on homes and companies during 2020.

On June 18, 2020, the Argentine government extended the 180-day term set forth in section 5 of the Law No. 27,541 for an additional 180 days. See “—Decree No. 543/2020.”

Administrative intervention

Pursuant to section 6 of the Law No. 27,541, the Argentine Executive Branch is entitled to intervene in the Federal Electricity Regulatory Agency (the “ENRE”) and the Federal Natural Gas Regulatory Agency (the “ENARGAS”) for a one-year term. Through Decree No. 1020/2020, dated December 16, 2020, the ENARGAS’s intervention was extended for a period of one year from its expiration date (December 31, 2020) or until the renegotiation of the tariff revision provided for by the decree is completed, whichever occurs first.

In addition, Title IV, chapter 6 of the Social Solidary Law establishes the tax for an Inclusive and Solidarity Argentina, which is called “PAIS”, after its Spanish acronym. The PAIS tax applies within the Argentine territory on the following transactions:

•	purchase of foreign currency, including traveler’s checks, for saving purposes or without specific destination made by Argentine residents;

•

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

•

foreign exchange transactions made by financial entities on behalf of an Argentine resident which is borrower of a service rendered by a non-Argentine resident, for the purpose of payment of such service, as long as the payment is made through charge, credit or debit card;

•	acquisition of services abroad through travel and tourism agencies in Argentina;

•

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

•

transactions made by the Public Sector (including the central administration and the decentralized entities, as provided by the definition of Section 8 subsection a) of Law No. 24,156, as amended) at federal, provincial and municipal level;

•	payment of health expenses and purchase of medicines;

•	purchase of books in any format;

•	use of educational web platforms and software for educational purposes;

•	payment of expenses associated with research projects carried out by researchers working in the Public Sector; and

•	purchase of materials and equipment by the associations of volunteer firefighters.

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

Tax payment: although the tax will be the responsibility of the acquirer, purchaser or borrower, a collection mechanism of the PAIS tax was established in the Law No. 27,541 and the Argentine Tax Authority will establish the formalities, terms, requirements and other conditions for collecting and paying the PAIS Tax, as well as the evidence that will be required to invoke an exemption to the PAIS tax.

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

As to the energy sector, the Executive Branch is empowered to keep electricity and natural gas tariffs under federal jurisdiction and to begin a Comprehensive Rate Review (“RTI”, for its acronym in Spanish) renegotiation process or carry out an extraordinary review, under the terms of laws 24,065 and 24,076 and other related laws, as from the enforcement of the Law No. 27,541 and for a term of up to 180 days, aimed at reducing household, business and industry tariffs in 2020.

The Law No. 27,541 was further regulated by Decree N. 99/2019 published in the Official Gazette on December 12, 2019.

Decree No. 311/2020

By means of Decree No. 311/2020, dated March 25, 2020, the government prohibited the discontinuation by electric energy and gas service providers (among other services) of services to end users as a result of default or non-payment of up to three consecutive or alternate invoices, due as from March 1, 2020 (subsequently modified to seven invoices). The measure is applicable to, among others: beneficiaries of the Universal Child Allowance (AUH) and Pregnancy Allowance; beneficiaries of Non-Contributory Pensions that receive gross monthly income not exceeding two times the minimum wages; users registered in the Monotributo (self-employment) Regime; retirees and pensioners; employees that receive a gross remuneration lower or equal to two minimum wages; self-employed individuals registered in a category whose monthly annual income does not exceed two times the minimum wage; users who receive unemployment insurance; certain cooperatives, micro, small and medium-sized enterprise and public and private health institutions affected by the COVID-19 pandemic. The measure was later extended until December 31, 2020.

Decree No. 488/2020

On May 19, 2020, Decree No. 488/2020 issued by the Executive Branch was published in the Official Gazette, establishing that crude oil deliveries made in the domestic market must be invoiced by producing companies and paid by refining and trading companies, taking the Medanito crude oil type price of U.S.$ 45/Bbl as a reference, until December 31, 2020. This price was adjusted for each crude type by quality and loading port using the same reference in accordance with ordinary practices. Such price was applicable to payment of hydrocarbon royalties in compliance with section 59 of Law No. 17,319.

Decree No. 488/2020 stated that, should, during the effective term of Decree No. 488/2020, the price of the “ICE BRENT FIRST LINE” rise above U.S.$ 45/Bbl for 10 consecutive days, considering to such end the average of the last 5 market rates published by “PLATTS CRUDE MARKETWIRE” under the heading “Futures”, price-related provisions will be void. On August 28, 2020, the 10 consecutive days were completed.

In addition, Decree No. 488/2020 provided that during the effective term, the producing companies were bounded to maintain the activity and/or production levels registered during 2019, taking into consideration the demand shrinkage of crude oil and its by-products, both in the domestic and international markets, caused by the COVID-19 pandemic, and always within the adequate and economic operation parameters set forth in section 31 of Law No. 17,319. Producing companies needed to applied an identical criteria in relation to sustaining effective contracts with regional service companies and maintaining the same workforce they had as of December 31, 2019, that needed to be carried out within a consensual framework together with workers’ organizations in order to jointly achieve working arrangements that improve efficiency, technology and production, in compliance with the best national and international practices in the hydrocarbon activity. Finally, Decree 488/2020 also modify export duties to hydrocarbons and update the values of fines provided in article 87 Law 17,319 and its amendments.

Law No. 27,562/2020

On August 26, 2020, Law No. 27,562 was published in the Official Gazette, expanding the regime for the regularization of tax, social security and customs obligations originally established by Law No. 27,541. On November 30, 2020, YPF, taking into consideration the opinion of its external advisers, and without prejudice to the technical merits to defend its position under the controversy over the deduction of the cost for abandonment of hydrocarbon wells, adhered to the aforementioned regime for fiscal periods 2011 to 2013, thus ending the controversy corresponding to said periods. In addition, YPF proceeded to refinance the debt for fiscal periods 2005 to 2010, duly regularized under the prior regime.

Pursuant to Law No. 27,541, as amended, we must pre-cancel said tax debt in order to distribute dividends prior to August 26, 2022. For additional information, see Note 15.a.5) to the Audited Consolidated Financial Statements.

Decree No. 543/2020

On June 19, 2020, by means of Decree No. 543/2020, the tariff freeze set forth in the Solidarity Law was extended for an additional 180 days from the expiration of the previous term in order to reduce the real tariff burden on households and companies.

Decree No. 1,020/2020

On December 16, 2020, by means of Decree No. 1020/2020:

(i)

The renegotiation of the integral tariff revision in force corresponding to the providers of public utilities of transportation and distribution of electric power and natural gas under federal jurisdiction was initiated, within the framework of the provisions of Article 5 of the Solidarity Law. The term of the renegotiation may not exceed two years as from the date of issuance of the referred Decree.

(ii)

The tariff freeze imposed by the Solidarity Law is extended for an additional period of ninety days as from the end of the term set forth in Decree No. 543/2020, or until the new provisional tariff values enter in force, whichever occurs first.

On February 22, 2021, the ENARGAS issued Resolution No. 47/2021, setting a public hearing with the purpose of treating the “Transition Tariff Regime”, pursuant to Decree No. 1020/2020. The public hearing (No. 101) was held on March 16, 2021. As of the date of this Annual Report, ENARGAS has not issued a report on the Transition Tariff Regime.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the Argentine Executive Branch to establish a national policy for development of Argentina’s hydrocarbon reserves, with the main purpose of satisfying domestic demand.

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out through exploration permits, production concessions, exploitation contracts or partnership agreements. The Hydrocarbons Law also permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the SE and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the SE and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. As modified by Law No. 27,007, royalty rates are set at a maximum of 12% (though 3% will be added for each extension up to a maximum of 18%). They are payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes sold. These royalty rates may be reduced up to 5% taking into account productivity and the type of production at issue. Notwithstanding the foregoing, in concessions extended prior to the effectiveness of Law No. 27,007, October 31, 2014, the previous conditions remain in force. In some cases, an additional 3% royalty has been added. See “—Main Properties—Argentine Exploration Permits and Exploitation Concessions.” In the extension of our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for unconventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to S.E. Resolution No. 435/04 issued by the SE, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the SE, as applicable, on the reference price to be used for purposes of calculating royalties.

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

On May 19, 2020, Decree No. 488/2020 issued by the Executive Branch was published in the Official Gazette, establishing that crude oil deliveries made in the domestic market must be invoiced by producing companies and paid by refining and trading companies, taking the Medanito crude oil type price of U.S.$ 45/Bbl as a reference, until December 31, 2020. This price was adjusted for each crude type by quality and loading port using the same reference in accordance with ordinary practices. Such price was applicable to payment of hydrocarbon royalties in compliance with section 59 of Law No. 17,319.

Decree No. 488/2020 stated that, should, during the effective term of Decree No. 488/2020 , the price of the “ICE BRENT FIRST LINE” rise above U.S.$ 45/Bbl for 10 consecutive days, considering to such end the average of the last 5 market rates published by “PLATTS CRUDE MARKETWIRE” under the heading “Futures”, price-related provisions will be void. On August 28, 2020, the 10 consecutive days were completed.

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and that varies depending on the phase of the operation, such as exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. These amounts were updated by Law No. 27,007 and may be partially adjusted as from the second basic exploration period in light of investments actually carried out. These amounts were recently adjusted by Decree No. 771/2020 applicable to annual periods from January 1, 2021.

Exploration permits, and production or transportation concessions may be terminated upon any of the following events, pursuant to section 80 of the Hydrocarbons Law:

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

The Hydrocarbons Law further provides that a cure period, of a duration to be determined by the SE and/or the competent provincial authorities, must be provided to the defaulting concessionaire prior to the termination.

In addition, section 81 of the Hydrocarbons Law sets forth that concessions and permits are extinguished when (i) their terms expire and (ii) the holder waivers its rights, which can be referred only to one part of the respective area, with a proportional reduction of its obligations, as long as it is compatible with the purpose of its right.

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

In March 2007, the former Argentine Secretariat of Energy issued Resolution No. 407/07 that approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. On December 10, 2019, Disposition SSHC No. 337/2019 was published in the Official Gazette and replace Resolution No. 407/07. In accordance with this Disposition YPF, as a holder of production concessions and exploration permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

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

Additionally, prior approval of the Argentine government is required:

•	for non-Argentine shareholders to acquire control of us (See “Expropriation of shares held by Repsol YPF”); or

•

if and when the majority of our shares belong to non-Argentine shareholders, as was the case when we were controlled by Repsol for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

Natural Gas Transportation and Distribution

The gas transmission system is currently divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems), designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems are operated by two transportation companies. In addition, the distribution system is divided into nine regional distribution companies, which include two distribution companies serving the greater Buenos Aires area.

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

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the SE for oil and petroleum pipelines and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales Sociedad del Estado at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime as described above.

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

Refining

Crude oil refining activities conducted by oil producers or others are subject to prior registration of oil companies in the registry maintained by the SE and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

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

Notwithstanding the suspension of the Program, and after different filings by YPF with additional technical information regarding the four remaining expansion/conversion plans, on August 27, 2019, the former Argentine government Secretariat of Energy approved the recognition of a fiscal credit in favor of YPF of approximately U.S.$ 68 million, to which YPF agreed to on August 30, 2019. This credit must be used to cancel hydrocarbons export duties.

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

The Secretariat of Hydrocarbon Resources from MINEM approved Resolution No. 5/2016 on May 31, 2016, replacing Annex II of Resolution No. 1,283/2006, which previously established specifications for Argentina’s two grades of gasoline, naphtha grades 2 and 3. The resolution’s new Annex includes modifications to the content of lead, manganese, oxygen and ethanol and, most significantly, sulfur, and requires oil and gas companies to implement a plan to lower sulfur limits to 50mg/kg for grade 2 gasoline, 10mg/kg for grade 3 gasoline, and to 350 mg/kg for diesel between 2019 and 2022. Oil and gas companies must file with the Secretariat of Hydrocarbon Resources a detailed timeline of the program of investments for the next four years, to reach the goals provided in Annex I. From June 1, 2016, the sulfur limit for fuel oil will be 7,000 mg/kg. Local refineries producing fuel oil that does not fulfill the abovementioned specifications must present to the Secretariat of Hydrocarbon Resources a remediation plan that includes steps and actions to fulfill the maximum limit of sulfur within 24 months. Based on the above, YPF has undertaken several studies in respect of investment configurations and estimations, under the advice of main technological experts in the field in order to adapt its industrial networking units according to the parameters required by the regulation. In October 2016, YPF submitted to the MINEM the following information: a) an investment plan towards 2019 containing detailed information about projects and terms necessary to fulfill the new quality specification of products required by Resolution No. 5/2016; and b) an evaluation of the necessary terms in order to develop the configuration of studies, as discussed in the previous sentence. Once those studies, together with their economic impact, are completed, YPF will obtain internal approval from its Board of Directors and then submit to the MINEM its investment program towards 2022 to fulfill additional quality requirements established by Resolution No. 5/2016. Notwithstanding the foregoing, the Government Secretariat of Energy enacted Resolution No. 576-2019 which amended Resolution No. 5/2016 replacing its Annex I with specifications for Argentina’s two grades of gasoline and naphtha grade 3, as well extended the deadline to comply with the new criteria until January 1, 2024. Consequently, YPF is currently reviewing its investment programs in view of this new resolution.

Agricultural Commodity Export Tax Changes

On March 4, 2020, the Argentine government exercised the powers granted by Law No. 27,541 and announced further adjustments to its export tax regime through Decree No. 230/2020, which included increasing the export tax on soybeans and soybean products to 33% (the maximum permitted by Law No. 27,541), among others. Wheat, corn, and sorghum export taxes remained at 12%. In October 2020, the Argentine government reduced export duties for soybeans from 33% to 30%, which were raised again to 33% in January 2021. Additionally, for sub-products such as oil and soybean meal, the October 2020 reduction raised export taxes to 27%, which were then progressively increased to reach 30% in January 2021.

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

Import licenses will be valid for 90 calendar days, once approved by the SIMI.

The following imports are exempt from the import regime established by Resolution No. 5/2015:

•	Donation regime.

•	Sample regime.

•	Diplomatic exemption regime.

•	Import of products with duties and tax exemption.

•	Import of products from Special Custom Zone (Tierra del Fuego, Antártida and Islas del Atlántico Sur).

•	Import of products by the General Secretary of Argentine Executive Branch (Secretaria General de la Presidencia de la Nación).

•	Courier and mail delivery, only for importer private use or consumption.

Resolution No. 5/2015 became effective on December 24, 2015, and the Secretariat of Trade was the application authority, and was derogated by Resolution No. 292/2017 published in the Official Gazette on July 7, 2017.

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

Recently, the Ministry of Productive Development (former Ministry of Production) issued Resolution No. 1/2020 introducing changes to the Import Monitoring System set forth by Resolution No. 523-E/2017, and the products falling under Automatic Importation Licenses and Non-Automatic Importation Licenses.

Below are the main changes introduced by the abovementioned Resolution:

•	Expansion of the tariff codes subject to LNA.

•	Reduction of the tolerance margin. The resolution lowers the tolerance margin to 5% (assessed over the FOB value) for merchandise subject to LNA. The former regime provided a tolerance of 7%.

•

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

•

Designation of new enforcement authority and determination of effective date. The new authority in charge of implementing the SIMI regime is the Undersecretary of Policy and Commercial Management of the Secretariat of Industry, Knowledge Economy and External Commercial Management of the Ministry of Productive Development. The Resolution is effective as of January 10, 2020.

•

Grandfathering of existing licenses. Import licenses approved prior to the entry into force of the Resolution, will remain in effect until the earlier to occur between their use or the expiration of the term in respect of which they were granted.

On March 10, 2021 the Undersecretary of Policy and Commercial Management published disposition No. 5/2021 which establishes crude oil, gasoline and gasoil as products that fall within the scope of the automatic licenses regime.

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

The Argentine Secretariat of Energy, through Resolution No. 1031/08 issued on September 12, 2008, modified Resolution No. 24/08, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program. Some of these conditions were modified by Resolution No. 695/09 of the former Argentine Secretariat of Energy, which demands compliance with commitments already assumed.

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

Executive Decree No. 2067/08 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund is funded through the following mechanisms: (i) various tariff charges which are paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the former Argentine Secretariat of Energy on participants in the natural gas industry. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. On November 8, 2009, ENARGAS published Resolution No. 1,982/11, which supplements Decree No. 2067/08. This Resolution adjusts the tariff charges established by Executive Decree No. 2,067/08 to be paid by users in the residential segment and gas processing and electric power companies, among others, starting December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1,991/11, which extends the type of users that will be required to pay tariff charges. YPF has challenged these resolutions. On April 13, 2012, a precautionary measure was granted regarding the processing plant El Portón, suspending the effects of these resolutions with respect to such plant.

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

In April 2018 and with respect to tariff charge Decree No. 2,067/08, the Federal Administrative Court of Appeals No. 11 delivered judgement in favor of Mega (for the period subsequent to the adoption of the 2013 Budget Law No. 26,784), declaring Articles 53 and 54 of such law unconstitutional, with regards to Mega. The judgment is final since it was not appealed by the Argentine government.

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

On December 17, 2010 certain natural gas producers (including YPF) signed an agreement which set forth the percentage of regasified LNG assigned to each natural gas producer for 2011. Amounts produced under this agreement were counted towards such producers’ commitments to supply natural gas to distributors under Resolution No. 599/07. By means of Secretary of Energy Resolution No. 172/2011, published on January 5, 2012, rules of assignment and other criteria determined by Resolution No. 599/2007 on natural gas supply obligations within the framework of the Agreement 2007-2011, were temporarily extended until new regulation on the subject matter was implemented.

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

Pursuant to this resolution, on June 5, 2016 ENARGAS Resolution No. I/3833/2016 was issued, which establishes the “Supplementary Procedure for Gas Requests, Confirmations and Control.” The purpose of the Procedure is to establish the transition mechanism and application criteria for the administration of the natural gas dispatch to preserve the operation of the transportation and distribution systems giving priority to the consumption of the Priority Demand in cases of supply crisis and / or emergencies which may put at risk the normal provision of the natural gas public service or which may affect the provision of another public service.

The new Procedure establishes that each day the Distribution Service Providers will request in the programming computer systems of the Transport Companies for the operational day n + 1, with first priority, the natural gas necessary to supply the Priority Demand, based on their consumption estimate and in accordance with the contracted transport capacity and its supply agreements.

The confirmation of natural gas in the Transport System Entering Point (“TSEP”) for Priority Demand will have priority over other segments. The confirmation of gas for segments other than the Priority Demand will maintain the confirmation priority established by the Producer in the respective contracts with direct consumers (or Marketers), which will be informed to Transportation and Distribution Service Providers.

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

On March 30, 2017, the former MINEM issued Resolution No. 74/2017, setting forth the new prices at the TSEP for natural gas.

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

On May 18, 2018, ENARGAS issued Resolution No. 59/18, setting forth the Temporary Procedure for Dispatch Administration within the EEC (“Procedimiento Transitorio Para La Administracion Del Despacho En El Comité Ejecutivo De Emergencia”), which would be applicable for the winter seasonal period.

On June 29, 2018, ENARGAS Resolution No. 124/2018 was published in the Official Gazette which (i) approves the restated text of the internal regulation of dispatch centers applicable as of June 30, 2018; (ii) repeals ENARGAS Resolutions No. I-1410/10, I-3833/16 and I-4502/17; (iii) acknowledges that ENARGAS has no observations to the reprogramming proposal made by the Transporter if there are no statements to the contrary within one hour of the request; and (iv) establishes that during the winter of 2018 the Transitory Procedure for Dispatch Management in the Emergency Executive Committee shall be applicable.

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

Finally, the ENARGAS Resolutions No. 656/2019, No. 39/20 and No. 305/20 extended the validity of the ENARGAS Resolution No. 59/18 until September 31, 2021.

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

SE Resolution No 20/2018 published on October 5, 2018 established that in relation to differences between the price of gas provided in the contracts and the price of gas recognized in the final tariffs of distribution companies, valued for the quantity of gas purchased from April 1 to September 30, 2018, ENARGAS would instruct distribution companies to recover the credit in favor of producers on a separate line in the invoice to be issued to its users, in 24 installments starting on January 1, 2019.

On October 16, 2018 the SE issued Resolution No. 41/2018 which derogated Resolution No. 20/2018 which attempted to establish an extraordinary and transitory mechanism to resolve the ER Debt by passing through such exchange rate difference into natural gas tariffs to be paid by final consumers.

On November 16, 2018, the Argentine government published Decree No. 1,053/2018 in the Official Gazette, through which it assumed the payment of the daily differences accumulated on a monthly basis between the price of gas purchased by distributors and the price of natural gas included in tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated due to exchange rate variations and corresponding to the natural gas volumes delivered in that same period. The conditions are as follows:

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

In addition, Decree No. 1,053/2018 established that from April 2019 onwards future gas supply agreements between distributors and natural gas producers shall determine that in no event will additional costs generated as exchange rate differences for each season be passed through to final consumers. It also empowered ENARGAS to further regulate the abovementioned conditions. Decree No. 1,053/2018 was repealed by section 91 of Law No. 27,591, published in the Official Gazette on December 14, 2020.

On February 12, 2019, Resolution ENARGAS No. 72/2019 was published in the Official Gazette, which approved the methodology for gas transfer pricing and the general procedures for the calculation of the accumulated daily differences, which will be in effect as of April 1, 2019. The aforementioned Resolution ENARGAS No. 72/19 was completely repealed on April 23, 2020 by Resolution ENARGAS No. 27/2020.

On August 20, 2019, Resolution ENARGAS No. 466/2019 was published in the Official Gazette, which (i) approved the methodology for the determination of the net amount of the accumulated daily differences referred to in Article 7 of Decree No. 1,053/2018; (ii) approved the template for soliciting the corresponding accession setting a deadline for its submission until September 15, 2019; (iii) established that, together with the application for accession, natural gas distributors and their suppliers shall submit and disclose before ENARGAS the instruments by which their commercial relationship is restructured pursuant to the terms set forth in Decree No. 1,053/2018; (iv) stated that partial and/or conditional accession applications will not be accepted, and that distributors, once they have received the corresponding share from the National State for each corresponding month, shall use the entire amount received to make payments to the natural gas suppliers who have joined the Regime, within a maximum period of 5 days. The Resolution established as a general principle that the Gas Price Transfer Methodology and the General Procedure for Calculating Accumulated Daily Differences approved by Resolution ENARGAS No. 72/2019 shall be applied.

By means of Resolution ENARGAS No. 554/2019, which was published in the Official Gazette on September 16, 2019, the term to adhere to the regime established in Article 7 of Decree No. 1,053/2018 was deferred until October 15, 2019. Subsequently, Resolution ENARGAS No. 636/2019, published on October 11, 2019, further deferred until October 25, 2019 the term to adhere to the regime established in Article 7 of Decree No. 1,053/2018 and determined that the failure to submit the instruments by which the parties will restructure their commercial relationship under the terms of Decree No. 1,053/2018, will not be deemed as an impairment to adhering to the aforementioned regime.

On October 25, 2019, YPF submitted an application to adhere to the regime established in article 7 of Decree No. 1,053/2018 and regulated by ENARGAS Resolution No. 466/2019, which implies accepting such regime unconditionally and waiving all kind of administrative, arbitration or judicial claims against the Argentine government, and therefore, the appeal filed by YPF against ENARGAS Resolution No. 466/2019 was automatically withdrawn. On November 14, 2019, the ENARGAS Resolution No. 735/2019 was published in the Official Gazette, which approved the net amount in pesos corresponding to the accumulated daily differences by exchange rate under the terms of Article 7 of Decree No. 1,053/2018.

On February 11, 2019, Resolution SE No. 32/19 was published in the Official Gazette, which approved the price tender mechanism for the provision of natural gas in firm condition to satisfy the demand of full service users of the public service of natural gas distribution provided by the distributors for the days of February 14, 2019 (for the Neuquina, Golfo San Jorge, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Northwest Basin).

Resolution SE No. 32/2019 also approved the applicable offer template and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the complementary regulations it considers necessary for the organization and implementation of the approved price tender mechanism.

The price tenders were carried out within the scope of MEGSA on the dates already mentioned and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating natural gas distribution licensees corresponding to the period from April 2019 to March 2020.

On June 24, 2019, SE Resolution No. 336/2019 was published in the Official Gazette, establishing a payment deferral for residential users of natural gas and networks-undiluted propane of 22% on invoices issued as of July 1, 2019 and until October 31, 2019, to be recovered from the regular invoices issued as of December 1, 2019 and for 5 equal and consecutive monthly periods. The financial cost of the deferral will be borne by the National State as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers, in accordance with a methodology to be determined from time to time and with the corresponding prior controls, applying for this purpose the rate for fixed-terms deposits in the amount of twenty million pesos or more for terms of 30 or 35 days, called TM20, published by the Banco de la Nación Argentina (“BNA”). On July 3, 2019, Resolution ENARGAS No. 359/2019 was published in the Official Gazette, instructing the Natural Gas Public Distribution Service Licensees to apply the deferral approved by Resolution SE No. 336/2019.

On August 23, 2019, the Resolution SE No. 488/2019 was published in the Official Gazette which: i) approves the methodology for deferral of payment of residential consumption of natural gas and networks-undiluted propane in invoices issued as of July 1, 2019 and until October 31, 2019, established in Resolution No. 336 and the payment of interest; and ii) instructs the SSHC (“Subsecretaría de Hidrocarburos y Combustibles”) to administer, execute and implement under its orbit the compensation procedure established and requires the ENARGAS to submit to the SSHC the reports required in the approved methodology.

On September 4, 2019, Resolution SE No. 521/2019 was published in the Official Gazette, which established, among its most relevant aspects: i) the deferral of the semi-annual adjustment of the margins on natural gas transportation and distribution, scheduled as from October 1, 2019, to January 1, 2020; ii) to compensate the licensees of the natural gas transportation and distribution service by reviewing and adjusting -in their exact incidence- the mandatory investments under their charge; iii) to include the tariffs of networks-undiluted propane in the deferral, which shall be compensated, in the case of distribution licensees, through the adjustment of the mandatory investments, and in the case of sub-distributors, the compensation shall be recognized to propane suppliers as a bonus to be borne by the National State; iv) to defer the tariff adjustment due to the variation of the gas price in the TSEP scheduled with effect from October 1, 2019, for January 1, 2020.

On November 25, 2019, Resolution SE No. 751/2019 was published in the Official Gazette, which replaces Article 1 of Resolution SE No. 521/2019, and establishes “To defer the semi-annual adjustment of the transportation and distribution margins scheduled as of October 1, 2019 for February 1, 2020, using, at that time, the corresponding adjustment index to reflect the price variation between the months of February and August 2019.

Subsequently, on December 5, 2019, the SE Resolution No. 791/2019 was published in the Official Gazette, which modifies Article 5 of the SE Resolution No. 521/2019, establishing the deferral of the adjustment for variation of the gas price in the TSEP planned with effect from October 1, 2019 to February 1, 2020.

On December 23, 2019, the Law No. 27,541, within the Public Emergency framework, was published in the Official Gazette, which, among its most relevant aspects, in its Article 5 empowers the Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision (RTI) or initiate an extraordinary revision in accordance with Laws No. 24,065 and No. 24,076 for a term of maximum 180 days from the date the law is passed, offering a reduction of the real tariff burden on domestic, commercial and industrial consumers for the year 2020. On June 19, 2020, DNU No. 543/2020 extended the term established in Article 5 of the Law No. 27,541 until the end of 2020. On December 17, 2020, Decree No. 1,020 / 2020 extended the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the Transitory Agreements come into effect.

Law No. 27,591

On December 14, 2020, Law No. 27,591 was published in the Official Gazette, approving Argentina’s Budget for fiscal year 2021, which established:

•	Regularization of debts with CAMMESA

The SE was required to establish a scheme for electricity distributors to regularize their debts with CAMMESA accumulated until September 30, 2020. Such regime must contemplate differentiated criteria that distinguish the origin and trajectory of the debt of each distribution company, the needs of its users, provinces and municipalities and the best impact on public service.

The regime may recognize up to 5 times the average monthly invoice of the distributor or up to 66% of the debt. The remaining debt must be paid through a payment plan of up to 60 monthly installments, a 6-month grace period and an interest rate equivalent to 50% of that in force in the wholesale electricity market ( “MEM”). The SE may implement specific agreements with each distributor. In addition, specific mechanisms may be agreed to promote investments to improve the service or reduce the debts of vulnerable users.

The electric power distributors agents of the MEM will be required to impose the aforementioned requirements to cooperative electric power distributors that are not agents of the MEM and to those entities that supply them with energy and power in bulk for their subsequent distribution to the end users.

A special credit regime was established for those distributors, administrations or provincial companies that distribute electricity, regardless of their legal organization, that as of September 30, 2020 do not have debt with CAMMESA and the MEM or if their debt level with such entities is considered within fair values. These credits will be equivalent to 5 times the average monthly bill for the year 2020, and the provincial authorities may allocate them to benefit users and consumers of the public electricity service, to the automatic cancellation of payment obligations with CAMMESA or to investment in infrastructure in electrical energy to improve in the quality or the expansion of the service in their respective jurisdictions.

•	Other incentives for companies producing natural gas

Pursuant to Article 89 of Law No 27,591, the SE issued Resolution No. 125/2021 regulating the conditions to grant incentives to companies that produce natural gas that comply with the requirements established in the framework of incentive plans for production and investment in the extraction of natural gas implemented by the SE, through the payment of compensation and the issuance of tax credit certificates as collateral, applicable to the cancellation of tax debts that they maintain with the AFIP, accrued with more their interests compensation and/or penalties, fines and other accessories.

Through General Resolution No. 4,939/2021, AFIP established the procedure for the application of tax credit certificates issued electronically and in foreign currency, which will be converted into pesos at the buyer exchange rate according to the BNA quotation at the close of the day prior to their effective use.

The tax credit certificates issued in favor of the producing companies will be for up to the amount of the compensation they are entitled to receive pursuant to the framework of the incentive plans for production and investment in natural gas extraction implemented by the SE and may be used by the companies if the compensation payment term has expired without the compensation having been canceled. The compensation can be charged to any national tax.

•	Import of fuels for electricity generation

Diesel and diesel oil imports and their sale in the domestic market were exempted from the tax on liquid fuels and from the carbon dioxide tax, for up to a volume of 800,000 m3, carried out during the year 2021, in order to compensate peaks in demand for such fuels destined for electricity generation, which could not be supplied by local production.

•	Renewable energy

Law No. 27,591 established a Ps. 18.5 billion fiscal quota for fiscal year 2021, to be assigned as tax benefits for renewable energies projects approved by the Secretariat of Energy with an effective date prior to December 31, 2017. Unused tax quotas from previous years are automatically carried over to fiscal year 2021.

In addition, Law No. 27,591 repealed Decree No. 1,053/2018 and established a Ps. 300 million fiscal quota to be assigned as a tax credit for up to 50% of the cost of fossil fuel displaced by the distributed generation system.

Compressed Natural Gas

Resolution No. 752/05 by the former Argentine Secretariat of Energy in May 2005 established among other things: (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the former Argentine Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the former Argentine Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above. See “—Natural gas export administration and domestic supply priorities”.

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

Resolution No. 231/14 was repealed by Resolution No. 34/2016 of the former MINEM, which also set the prices at the TSEP, for each basin, of the natural gas supplied to compressed natural gas (GNC) supply stations. Resolution No. 34/2016 was lastly amended by Resolution No. 447/2020 of the Ministry of Economy).

Liquefied Natural Gas Exports

On December 5, 2019, the SSHC Provision No. 329/2019 was published in the Official Gazette through which the LNG was included in the list of products which require prior registration of operations before export, pursuant to Resolution No. 241/2019. In order to obtain the registration and authorization to export, LNG exporters must verify before the former Ministry of Energy (currently, the Ministry of Economy) that they have granted the possibility of acquiring such product to potential domestic market agents who might be interested in purchasing the LNG.

The provisions of Law No. 27,541 in the Framework of Public Emergency, which in its article 52 set the duties corresponding to the export of hydrocarbons (with a maximum rate of 8% of their value, or their final FOB price).

In addition, Decree No. 488, sets forth export duties for certain hydrocarbon products, as follows: a 0% rate for export duties in if international prices are equal or lower than the “base value” (U.S.$ 45/bbl), a variable rate between 0% and 8% for export duties if international prices are between the base value and the “reference value” (U.S.$ 60/bbl) according to Article 7° of such Decree, and an 8% rate for export duties if international prices are equal or higher than the reference value.

Natural Gas Stimulus Programs

Commission Resolution No. 1/2013

On February 14, 2013, Resolution No. 1/2013 of the Commission was published in the Official Gazette. This resolution creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive a compensation up to U.S.$ 7.50 per mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution No. 1/2013 and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. In addition, the Commission may withdraw a previously approved proposal to increase the total injection of natural gas if some of the following events occur: (i) any omission, inaccuracy or distortion of information provided by a company participating in a project or during its execution; (ii) breach of the obligations set forth in Decree No. 1,277/2012 and its regulations or supplementary acts; (iii) breach by a company of its obligations under the program after notice of not less than 15 business days; (iv) if the import price is equal to or lower than the price of the additional natural gas injected for at least 180 days or (v) if the value of a company’s supply contracts or invoices used in the monthly calculation corresponding to each month covered by the program had weighted average price decreases or unjustified amounts. On May 23, 2013, the Commission approved the project submitted by YPF.

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

Simultaneously, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for companies submitting new natural gas projects that are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection” created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Commission. The submission of new projects, which must be approved by the Secretariat of Hydrocarbon Resources, may obtain a stimulus price of U.S.$ 7.50 per mmBtu.

Moreover, any projects submitted under the repealed Resolution No. 185/2015 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan and pending approval must be evaluated under the “Natural Gas New Projects Program”.

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

On February 21, 2019, Resolution SE No. 54/2019, which partially modified Resolution No. 97/2018, was published in the Official Gazette, in order to conform Resolution No. 97/2018 to the payment mechanism set forth in article 55 of Law No. 27,467. It provides, among other things, that in order to request payment in accordance with such mechanism, the beneficiary must provide its consent (within ten of receiving notice) to waive all rights, actions or claims in relation to such programs, the administrative compensation acts and payment orders which they may have issued prior to such date.

On February 28, 2019, Resolution No. 21/19 from the Ministry of Finance was published in the Official Gazette which established the issuance on February 27, 2019, of the Natural Gas Program Bonds, with an aggregate nominal value of up to U.S.$ 1.6 billion, maturity on June 28, 2021, and amortization in 29 consecutive monthly installments. The Natural Gas Program Bonds do not accrue interest.

Also on February 28, 2019, YPF received notice from the SE informing it that, in accordance with the framework of Resolution No. 97/2018, YPF was entitled to an aggregate compensation of U.S.$ 758 million.

On March 1, 2019, the Company presented its consent letter to the SE in the terms provided under the SE Resolution No. 54/19. As of the date of this annual report we have received the payment of 27 installments.

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

On December 4, 2018, Law No. 27,467 corresponding to the Budget of the National Administration for the year 2019, established in its section 58 the creation of a guarantee trust for contingent liabilities of the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs created by Resolution No. 46 dated March 2, 2017 issued by the former MINEM, in order to guarantee up to 30% of the obligations that may arise under such program after January 1, 2019.

In connection with Aguada Pichana Este, Aguada Pichana Oeste, Aguada de Castro, Estación Fernández Oro and La Ribera I and II concessions, the Secretariat of Energy issued resolutions authorizing the payment to YPF of definitive compensations (i.e., direct payments for the total amount of the compensation based on volumes declared by the producer and certified by an independent auditor), provisional compensations (i.e., partial payments equivalent to 85% of the amount of the compensation based on volumes declared by the producer in an affidavit) and adjustment compensations (partial payment equivalent to the difference between (i) the total compensation due based on volumes declared by the producer and certified by an independent auditor and (ii) the provisional payment). The amounts of such compensations authorized by the Secretariat of Energy were determined considering as a limit the estimation of the included production initially reported by YPF. YPF has been administratively challenging these resolutions, understanding that the amount of the compensations must be determined on the basis of the production actually produced in the concession on each month, without applying any limit. For additional information, see Note 34 to the Audited Consolidated Financial Statements

Decree No. 892/2020

In November 2020, the Argentine government announced the Plan GasAr, aimed at ensuring that the level of production is adequate to supply the increased summer demand. The most relevant aspects of Plan GasAr are:

•

The Plan GasAr will be implemented through direct contracts between gas producers, on the one hand, and gas distributors and/or sub-distributors (to satisfy priority demand) and CAMMESA (the Wholesale Electricity Market Administrator, to satisfy demand of thermal power plants), on the other. Contracts will be awarded and negotiated through, and the price of gas in TSEP will arise from, an auction, tender and/or similar procedure to be designed by the Secretariat of Energy.

•

The Program shall have an initial duration of four years, which may be extended by the Secretariat of Energy for additional periods of one year each based on its analysis of the gas market, demand volumes and investment possibilities in infrastructure. For off-shore projects, a longer term of up to eight years may be contemplated.

•

The Program shall be for a total volume of 70 mmcm/d for the 365 days of each year in which the Plan GasAr is in place (distributed as follows (i) Austral Basin 20 mmcm/d, (ii) Neuquina Basin 47.2 mmcm/d, and (iii) Northwest Basin 2.8 mmcm/d), and certain additional volumes for the winter seasonal period of each of the four years.

•

Producers must present an investment plan to reach the committed injection volumes and be bound to achieve a production curve per basin that guarantees the maintenance and/or increase of current levels of production.

•

Participating producing companies may be offered preferential conditions for exports under firm condition for up to a total volume of 11 mmcm/d, to be committed exclusively during the non-winter period. The benefits for exports will apply both to the export of natural gas through pipelines and to its liquefaction in Argentina and subsequent export as LNG.

•

The Argentine government may assume on a monthly basis payment of a portion of the price of natural gas in the TSEP, in order to mitigate the impact of the cost of natural gas to be transferred to end users.

•

The Central Bank must establish appropriate mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been transferred to Argentina and exchanged into pesos through the Argentine Foreign Exchange Market as from the entry into force of the decree, and are used to finance projects under the Plan GasAr.

In addition, Plan GasAr contemplates various sanctions for failures by participating entities to fulfill their commitments.

SE Resolution No. 317/2020

On November 24, 2020, SE Resolution No. 317/2020 was published in the Official Gazette, which provides for the calling of a public tender for the effective award of total minimum natural gas volumes of 70,000,000 m3/d for the 365 days of each calendar year under the scheme approved by Decree No. 892/2020; and an additional volume for each of the winter periods of years 2021 to 2024. For more information on the SE Resolution No. 317/2020, see Note 34 to the Audited Consolidated Financial Statements.

SE Resolution No. 354/2020

On December 2, 2020, SE Resolution No. 354/2020 was published in the Official Gazette, which will become effective upon the commencement of the contracts under the GasAr Plan. This Resolution seeks to minimize supply costs and specify CAMMESA’s scope of action for the implementation of the GasAr Plan by (i) defining which will be the “firm” gas volumes for CAMMESA; and (ii) instructing CAMMESA to perform the assignment of natural gas slots for thermal energy consumption, with a certain dispatch priority. SE Resolution No. 354/2020 also sets forth the new maximum prices in the TSEP, for each basin, for natural gas production not comprised in the GasAr Plan.

SE Resolution No. 391/2020

On December 16, 2020, SE Resolution No. 391/2020 was published in the BO, which:

-

Approved the tender procedure implemented for the National Call for Bids for the award of a total minimum volume of natural gas of 70,000,000 m3/d in compliance with the scheme approved by article 2 of Decree No. 892 and an additional volume for each of the winter periods of years 2021 to 2024, included, called under Resolution No. 317.

-	Awarded the natural gas volumes and approved natural gas prices at the Transportation System Entry Point (TSEP) corresponding to the awarded volumes.

-

Declared vacant the National Public Tender called by SE Resolution No. 317/2020 regarding the Noroeste Basin (NOA) and assigns the remaining volume to the Neuquina Basin in compliance with Decree No. 892/2020.

-	Established that contracts whose standard forms were approved under sections 3 and 4 of SE Resolution No. 317/2020 shall be subscribed and effective prior to January 1, 2021.

-

Notified bidders of the National Call for Tenders relative to the Plan for the Promotion of Argentine Natural Gas Production – Supply and demand scheme 2020-2024 and distributors and sub-distributors that had adhered to the Supply and Demand Scheme established in Decree No. 892/2020 and CAMMESA.

Under the aforementioned Resolution, the SE orderer the approval of the Tender and the award of natural gas volumes to the bidders, awarding YPF an annual gas supply volume of up to 7,628,5 Mm3 (20.9 Mm3/d, the total amount offered in the auction, all corresponding to the Neuquina Basin). Of the total volume committed, approximately 56% will be used to cover part of the demand from power plants through CAMMESA and the remaining 44% will be used to supply the priority demand of distribution companies. Separately, the awarded price was 3.66 US$/MBtu, which considering the volume subject to compensation under the Non-Conventional Gas Production Stimulus Program approved by Resolution No. 46-E/2017 issued by the former MINEM for the concessions in which the Company maintains in the Program (Aguada Pichana Este and Aguada Pichana Oeste-Aguada de Castro), results in an estimated present value price of 3.21 US$/MBtu.

Resolution No. 447/2020

On December 30, 2020, SE Resolution No. 447/2020 was published in the Official Gazette, which:

•	approves a new allocation of volumes for which distributors/CAMMESA and producers must sign contracts (replacing the previous one approved by Resolution SE 391);

•

repeals Articles 4, 5 and 7 of Resolution No. 34/2016 regarding the supply by distributors to compressed natural gas CNG stations, and establishes that as of the effective date of the Plan GasAr, distributors shall not acquire gas destined to CNG stations and that said supply will be carried out by IEASA until March 31, 2021.

•

modifies the offer model for the distributors with respect to sale price (clarifying that the price will be at each moment the price in tariff tables in force), delay, interest (eliminating a paragraph that referred to imputation in first order to interest) and applicable law and jurisdiction (establishing that the parties may choose to resort to arbitration in the Buenos Aires Stock Exchange, CCI or federal courts sitting in Buenos Aires).

•

establishes that distributors must deposit amounts received for gas in a segregated account which does not permit the use of such funds for other expenditures, in order to guarantee compliance with their payment obligations under gas purchase contracts; and

•

calls upon the Ministries of Productive Development and Science, Technology and Innovation, the Provinces that adhere to the Plan GasAr and workers’ and employers’ organizations to establish a collaborative environment for the monitoring, control and sanctioning of compliance with the Plan GasAr and establishes that any non-compliance will be sanctioned with a warning. Such warnings will include periods for correction and a proportional and progressive reduction of the compensation received from the government of Argentina. In addition, it provides a 30 calendar day extension to the deadline for producers to submit a supply plan.

On February 18, 2021, SE Resolution No. 117/2021 was published in the Official Gazette, calling a public hearing for March 15, 2021 to determine the portion of the natural gas price at the TSEP which the Argentine government will pay under the GasAr Plan. The public hearing took place on March 15, 2021 and, according to Decree No. 1172/2003, the Secretariat of Energy has up 40 days upon from the public hearing to issue the final resolution.

On February 23, 2021, ENARGAS Resolution No. 47/2021 was published in the Official Gazette, calling a public hearing for March 16, 2021 for the purpose of considering: i) the Transition Tariff Regime – Decree No. 1,020/2020; and ii) the public hearing to be held as provided for in ENARGAS Board Resolutions No. 271/2020 to 276/2020 by virtual means from the City of Buenos Aires. The public hearing took place on March 16, 2021 and, according to Resolution No. 4089/16, the ENARGAS has 40 days from the public hearing to issue the final resolution.

Through Resolution No. 144/2021 issued by the Ministry of Energy, a series of guidelines were established to avoid unfair practices against the GasAr Plan, in terms of employment and direct provision of goods and services by small and medium-sized enterprises and regional companies.

Natural Gas Storage

On November 8, 2019, ENARGAS Resolution No. 722/2019 was published in the Official Gazette, setting forth the conditions, procedures and requirements to be fulfilled by private legal entities who wish to act as gas storage operators, together with the requirements for the registration of the corresponding gas storage facilities, thus creating the Natural Gas Storage Registry, in which said gas storage operators and gas storage facilities shall be registered.

Natural Gas Quality

On December 12, 2019, the quality of natural gas for transportation and distribution specifications was published in the Official Gazette by ENARGAS Resolution No. 819/2019, which approved NAG (Norma Argentina Gas) Rule No. 602 (2019) and derogated ENARGAS Resolution No. 259/2008.

Bid for New Transportation License

On July 10, 2019 Decree No. 465/2019 was published in the Official Gazette which instructs the former SE to call for a national and international bid in order to grant a new license for transportation services of natural gas to connect Neuquén (nearby Tratayen) with Salliquelo in the Province of Buenos Aires. The new transportation license to be granted should provide for a new regime for a period of 17 years in which the following rules shall apply: (i) the remuneration for transportation companies and the adjustments shall be freely agreed by the parties without discrimination; (ii) the values agreed upon negotiation should not be transferred to residential users; (iii) the bid shall set for the partial assignation of the transportation capacity directly and the remaining capacity shall be granted through an open process in order to assure non-discrimination access.

Through Resolution No. 448/2020 published in the Official Gazette on December 30, 2020, the Secretariat of Energy instructed the Sub-secretariat of Hydrocarbons to conduct a technical and legal evaluation regarding the best alternatives for the construction of a new gas pipeline and/or the increase of the current transportation capacity for the evacuation of natural gas produced in the Neuquina Basin to the metropolitan area of Buenos Aires (AMBA) and the Litoral area.

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

On such same date, ENARGAS published Resolutions No. 4,044/2016, 4,045/2016, 4,046/2016, 4,047/2016, 4,048/2016, 4,049/2016, 4,050/2016, 4,051/2016, 4,052/2016, 4,053/2016 and 4054/2016, whereby it approved the tariff schedules for the users in the following license areas: Metrogas S.A., Gasnea S.A., Gas Natural Ban S.A., Camuzzi Gas Del Sur S.A., Camuzzi Gas Pampeana S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Gasnor S.A., Litoral Gas S.A., Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A.

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

On March 30, 2017, the former MINEM issued Resolution No. 74/2017, setting forth the new prices at the TSEP for natural gas.

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

The 2017 Transitional Agreement, which is not subject to ratification by the Executive Branch establishes a transitional tariff regime as of April 1, 2017, consisting of the readjustment of tariffs based on the guidelines necessary to maintain the continuity of the service for the purpose of allowing Metrogas to meet its operating and maintenance, administration and marketing expenses, those expenses corresponding to the execution of the mandatory investment plan determined by the ENARGAS and to comply with the respective payment obligations, maintaining its chain of payments for the purpose of ensuring the continuity of the regular provision of the public service under their charge until the entry into force of the tariff regime resulting from the Memorandum of Agreement for a Contractual Renegotiation.

Likewise, the 2017 Transitional Agreement provides for the transfer of the impact of changes in tax regulations pending resolution and incorporates a Mandatory Investment Plan to which Metrogas is committed.

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

The tariff schemes corresponding to beneficiaries of the “Social Tariff” were rectified by ENARGAS Resolution No. 4,369/2017. The billing resulting from the application of the new transitory tariff shames must respect the limits established in Article 10 of MINEM Resolution No. 212/2016, and therefore the criteria of ENARGAS Resolution No. I-4,044/2016 are maintained.

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

On December 1, 2017, the following were published in the Official Gazette: (i) ENARGAS Resolution No. 131/2017 that ordered (a) to declare the validity of the Public Hearing called by ENARGAS Resolution No. 74/2017, (b) approve Metrogas temporary tariff scheme applicable as of December 1, 2017; and (c) approve new values for the Rates and Charges received by Metrogas for Additional Services; and (ii) ENARGAS Resolution No. 132/2017 that provides for a bonus to be implemented by Metrogas in favor of certain users who (a) record savings in their consumption; or (b) are beneficiaries of the Social Tariff.

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

In terms of debts generated by the exchange rate differences, on November 18, 2018, by means of Decree No. 1,053/2018, the Argentine government, as an exception, assumed responsibility for the payment of the daily differences accumulated monthly between the value of gas purchased by the distributors and the tariffs in force between April 1, 2018, and March 31, 2019. See “—Natural Gas.”

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

On October 8, 2018, ENARGAS Resolution No. 281/2018 was published in the Official Gazette that (a) declare the validity of the Public Hearing called by ENARGAS Resolution No. 184/2018; (b) approve Metrogas temporary tariff scheme applicable as of October 8, 2018; (c) approve new values for the Rates and Charges received by Metrogas for Additional Services; (d) order Metrogas to implement the corresponding bonus to beneficiaries of the Social Tariff equivalent to 100% of the gas price on a block of consumption established by Resolution MINEM No. 474/2017. Gas consumptions over such block have to be fully paid; (e) limit to 50% the gas price increase for SGP 1 and SGP 2 Social Tariff consumers for consumptions made as from October 1, 2018; (f) order SGP 1 and SGP 2 Social Tariff consumers (small industries and retail stores) to register in the Company Registry established by Law No. 24,467 or being beneficiaries of Law No. 27,218 that established Public Welfare Entities regime; (g) SGP 1 and SGP 2 bonus shall be detailed in the invoice in a separate line as “Bonus Resolution No. 14/18”; and (h) GNC consumers shall be entitled to request distribution services only in case distribution companies have guaranteed the purchase of natural gas for twelve months and as from April 1, 2019 and shall inform distribution companies their natural gas needs 60 days in advance as from April 1, 2019.

On October 12, 2018, ENARGAS Resolution No. 292/2018 amended Metrogas tariff scheme and values for the Rates and Charges.

On March 29, 2019, the SE Resolution No. 146/2019 was published, which modifies the discounts on the price of gas in the TSEP for Public Good Entities, setting them at 45% of the user P for the sub-zones not reached by the Subsidies for Residential Gas Consumption of Law 25,565 and 10% of residential users for the sub-zones reached by said subsidies.

On April 1, 2019, the SE Resolution No. 148/2019 was published, which provides 27% and 12% discounts on the price of gas in the TSEP for residential users in April and May respectively. In this sense, the resolution mentions that the bonus to residential users will have the corresponding reimbursement to the gas suppliers, in accordance with the methodology and with the controls prior to being arranged in due course. On May 30, 2019, the SE Resolution No. 299/2019 was published, complementary to the previous one, which establishes that natural gas suppliers must issue the invoicing of the volume of gas delivered to the beneficiary users with gas price discounts arranged as a bonus and approves the applicable methodology for the declaration, verification, determination and payment of compensation to gas suppliers for the bonus applied to the price of gas in the TSEP.

Also, on April 1, 2019, Resolution ENARGAS No. 198/2019 was published, which declared the validity of Public Hearing No. 98 and approved the Metrogas Tariff Tables effective as of April 1, 2019 (winter period 2019).

On June 3, 2019, the SE Resolution No. 312/2019 was published, which establishes that the surcharge provided for in article 75 of Law No. 25,565 and its amendments to the Trust Fund for Residential Consumer Subsidies of Natural Gas and Liquefied Gas, applicable for invoices issued from June 1, 2019, will be equivalent to 4.46% of the price of natural gas in the TSEP for each cm of 9,300 kcal that enters the pipeline system in the National Territory, corresponding to ENARGAS adjust the procedures for billing. The same percentage of surcharge will be applicable to the volumes involved in self-consumption.

On December 23, 2019, the Law No. 27,541, within the Public Emergency framework, was published in the Official Gazette, which, among its most relevant aspects, in its Article 5 empowers the Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision (RTI) or initiate an extraordinary revision in accordance with Laws No. 24.065 and No. 24.076 for a term of maximum 180 days from the date the law is passed, offering a reduction of the real tariff burden on domestic, commercial and industrial consumers for the year 2020. On June 19, 2020, DNU No. 543/2020 extended the term established in Article 5 of the Social Solidarity Law until the end of 2020. On December 17, 2020, Decree No. 1,020 / 2020 extended the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the Transitory Agreements come into effect.

Article 6 of the Law No. 27,541 authorized the National Executive Branch to implement an administrative intervention of the ENERGAS for the term of one year.

On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, implementing the administrative intervention of the ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until December 31, 2021 expiration or until the end of the RTI, whichever event occurs first.

On December 17, 2020, Decree No. 1,020/2020 was published in the Official Gazette, which determined the beginning of the RTI for the providers of public transport and distribution services of electricity and natural gas, under federal jurisdiction. The renegotiation of the current tariffs is expected to be completed within a two year period, and will be conducted by the ENRE and ENARGAS respectively, enabling citizen participation mechanisms.

In general terms, Decree No. 1020/2020 provides that:

•

As on previous occasions, although the RTI process will culminate with the signing of a Definitive Agreement (“Definitive Agreements”) that will open a new rate period according to each regulatory framework, during the negotiation period, transitory adjustments of rates or segments may be agreed consumption (“Transitory Agreements”);

•	Both the Definitive Agreements and the Transitory Agreements must be formalized through Agreement Minutes signed by:

a)	the concessionaires or licensees;
b)	the holders of ENARGAS and ENRE; and
c)	the Minister of Economy ad-referendum of the Executive Branch.

•	The Decree establishes that if it is not feasible to reach an agreement, the Regulatory Entities will propose, ad referendum of the Executive Branch, the new tariff framework to be applied;

•	Extends the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the Transitory Agreements come into effect;

•

It extends the intervention of ENARGAS and ENRE for a period of 1 year from their expiration date or until the end of the RTI. During the term of the intervention, the competence of the ENRE over EDENOR and EDESUR will be maintained, thus extending the period of 1 year provided for in the Law No. 27,541.

On March 16, 2021, ENARGAS held a public hearing with the purpose of treating the “Transition Tariff Regime,” pursuant to Decree No. 1020/2020.

On January 7, 2020, ENARGAS Resolution No. 838/2019 was published in the Official Gazette, amending Article 1 of ENARGAS Resolution No. 750/2019, establishing that users within categories P1 and P2 (consumption of natural gas up to 9,000 cm per month) can only hire full service with the distribution companies of the corresponding area. Category P3 users (consumption of natural gas over 9,000 cm per month) are allowed to obtain natural gas from distribution companies, producers or marketers. If Category P3 users choose to hire the full service with the distribution companies, they can do so up to two months prior to each seasonal period and continue with such service for at least 12 months. This time restriction will not apply in the event that the distribution companies have the possibility of acquiring additional volumes of natural gas within the pre-existing contracts and at the pre-established prices.

Memorandum of Understanding for the Natural Gas Distribution License Contract (also known as “Memorandum of Understanding for the Comprehensive Contractual Renegotiation”)

On March 30, 2017, and within the framework of the renegotiation process of the public service contracts established by the Emergency Law, its extensions and Decrees No. 367/2016 and No. 2/2017, Metrogas subscribed with the MINEM and with the Ministry of Finance, a Memorandum of Agreement for the Adaptation of the Natural Gas Distribution License Agreement (which contains the terms of the comprehensive renegotiation and conditions for the adjustment of the License Agreement. The Memorandum of Agreement is based on the 2008 Transitional Agreement, the 2014 Transitional Agreement, the 2016 Transitional Agreement and the 2017 Transitional Agreement.

The provisions contained in the Memorandum of Agreement, once it has entered into full force and effect after being ratified by the Executive Branch, will be applied during the contractual period ranging from January 6, 2002 and the termination of the License Agreement.

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

As a condition prior to ratification, the Memorandum of Agreement for the Comprehensive Contractual Renegotiation provides for the suspension and withdrawal of all claims, appeals and complaints filed, pending or in the process of being executed, whether administrative, arbitral or judicial, in the Argentine Republic or abroad, which are founded or linked to the facts or provided measures, with respect to the License Agreement, as of the Emergency Law and/or in the annulment of the PPI Index (Producer Price Index of the United States of America). Moreover, the Memorandum of Agreement must be ratified by the Shareholders’ Meeting of Metrogas, so that the Executive Branch issues the decree ratifying the terms of the Memorandum of Agreement. On April 27, 2017, the Shareholders’ Meeting of Metrogas ratified the Memorandum of Agreement for the Adaptation of the Natural Gas Distribution License Agreement.

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

The Memorandum of Agreement is subject to the controls established by the Emergency Law in order for the Executive Branch to issue the ratification Decree. On March 28, 2018 Decree No. 252/2018 was published in the Official Gazette by which the Executive Branch ratified the Memorandum of Agreement. Additionally, Resolution ENARGAS No. 300/2018 was published on that day, with the new tariffs scheme applicable as from April 1, 2018.

On September 27, 2018, SE Resolution No. 14/2018, applicable to invoicing of distributors as of October 1, 2018, was published, which, inter alia, (i) revokes the ceilings and discounts that were established in due time in MINEM Resolutions No. 212/2016 and No. 474/2017 and sets forth a new discount of 100% for social tariff users for the consumption block set forth in Annex II of MINEM Resolution No. 474/2017 and consumptions that exceed said block are paid at 100%; and (ii) established that the Fiduciary Fund for Residential Gas Consumption Subsidies (Section 75 of Law No. 25,565) shall be 2.96% on the gas price in the TSEP by cubic meter and established that the invoicing shall be adjusted to the procedures established by ENARGAS.

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

On December 1, 2020, the Secretariat of Energy issued Resolution No. 354/2020, which, among other measures, sets forth the new maximum prices in the TSEP, for each basin, for natural gas production not comprised in the GasAr Plan.

Procedure for the compensation of the lower revenues that the Distributors receive from their users for benefits and / or bonuses and for higher costs of unaccounted gas

MINEM Resolution No. 508-E/2017, published on December 29, 2017, established the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a product of: (i) the application of benefits and/or discounts to users arising from the regulations in force in the tariff area of the distribution service of natural gas through networks, and (ii) the higher Unaccounted Natural Gas (“UNG”) costs compared to those established for its recognition in the rates, applicable as of January 1, 2018.

On December 7, 2018, ENARGAS communicated to the National Hydrocarbon Economy Department certain observations to the procedure established by MINEM Resolution No. 508-E/2017. Based on such observations, the SE did not recognize the adjustment provided for in MINEN Resolution No. 508-E/2017 regarding UNG. Additionally, ENARGAS determined that all amounts received starting on January 2018 through such date were of a provisional nature and had to be set off with the amounts owed by the SE to Metrogas. Moreover, the adjustments to actual values established by such procedure for the same period, and the excess in costs incurred from December 2018 to December 2019 were not recognized.

Note from the ENARGAS on deferred collection to residential users

On August 25, 2017, the ENARGAS issued some Notes instructing the Licensees of the Gas Distribution Service (“Distributors”), by virtue of the presentation received from the MINEM, and in relation to the invoices to be issued from August 25, 2017 and until October 31, 2017 for residential users, to contemplate a fifty percent (50%) payment deferral of the total amount of the settlement corresponding to the billing period, without any interest. According to this instruction, the amounts subject to deferral must be included in the first invoice issued after October 31, 2017 in accordance with the guidelines related to the issuance of Public Service Settlement receipts for bimonthly invoicing with monthly payment obligations currently in force, i.e. in two equal and consecutive monthly installments. Such deferral is not applicable to residential users who are beneficiaries of the Social Tariff.

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

As a result of the changes introduced through MINEM Resolution No. 474 - E/2017 and ENARGAS Resolutions No. 131/2017 and No. 132/2017, and the guidelines established in the Terms and Conditions MINEM, Resolution No. 508-E / 2017 (as mentioned above) was published on December 29, 2017, which establishes the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a result of: (i) the application of benefits and / or discounts to users resulting from the regulations in force regarding the tariffs applicable to the natural gas distribution service through networks; and (ii) the higher costs of the UNG with respect to those established for its recognition in the tariffs.

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

On January 28, 2019, the SE Resolution No. 15/2019 was published, which updated the reference prices (at the producer plant) for the commercialization of butane and propane effective as of February 1, 2019 and fixed at $ 0 the financial compensation to producers from the same date.

On April 24, 2019, Disposition SSHC No. 29/2019 was published, which replaces section VI of the annex to Resolution No. 49/2015 of the former Ministry of Energy, referring to the methodology for determining contributions of butane and propane by the producing companies and the quotes assigned to the fractional companies.

On June 27, 2019, Regulation No. 104/2019 issued by the Under-Secretariat of Hydrocarbons was published in the Official Gazette, which established the reference prices and compensations for butane and propane producers, effective as of July 1, 2019. Additionally, Regulation No. 80/2019 issued by the Under-Secretariat of Hydrocarbons and Fuels established new compensation amounts for residential users of bottled butane that were included in the record of subsidized beneficiaries.

On October 19, 2020, SE Resolution No. 30/2020 was published in the Official Gazette, modifying the maximum benchmark prices for butane and propane producers and maximum benchmark prices of GLP in bottles of 10, 12 and 15 kg for fractionators, distributors and retailers.

On December 21, 2020, SE Resolution No. 392/2020 was published in the Official Gazette, establishing the maximum price for the sale of LPG for residential use for the regions covered by the subsidy to purchase LPG provided for in the Household Program (i.e. District of Malargüe, the Patagonian Region and “la Puna” Region”).

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

Additionally, during the severe Argentine winter in 2007 and continuing thereafter, we and most gas producers, as well as the transportation companies in Argentina, received instructions from the Argentine government to decrease exports, except for certain volumes addressed to satisfy Chilean residential consumption and other specific consumption.

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

On August 22, 2018, the former Ministry of Energy and Mining issued Resolution No.104/2018, later modified by Resolution No. 9/2018 of the SE, by which: i) it established a new procedure to obtain authorizations to export natural gas, ii) it repealed Resolution No. 299/98 clarifying that any export permit awarded under such resolution would have to comply with the new procedure; iii) it repealed former Energy and Mining Secretary Resolutions No. 131/2001, 265/2004, 883/2005 and former Ministry of Energy and Mining Resolution No. 8/2017; and iv) it delegates to the Hydrocarbon Resources Sub-Secretary the power to exercise the tasks described in the new procedure.

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

On September 4, 2018 Decree No. 793/2018 was published in the Official Gazette. See “—Exploration and Production.”

On November 14, 2018, in the Official Gazette was published the SE Resolution No. 95/2018 by which it granted YPF a permit, under Resolution No. 104/2018, to export natural gas to Innergy Soluciones Energéticas S.A. on interruptible conditions for a volume of 1,500,000 cm/d during the summer season.

On December 14, 2018, in the Official Gazette was published the S G E Resolution No. 262/2018 by which it granted YPF a permit, under Resolution No. 104/2018, to export natural gas to Colbún S.A. on interruptible conditions for a volume of 1,500,000 cm/d during the summer season.

On December 21, 2018, in the Official Gazette was published the SE Resolution No. 313/2018 by which it granted YPF a permit, under Resolution No. 104/2018, to export natural gas to Aprovisionadora Global De Energía Sociedad Anónima (AGESA) on interruptible conditions for a volume of 1,500,000 cm/d during the summer season.

On December 27, 2018, in the Official Gazette was published the SE Resolution No. 339/2018 by which it granted YPF a permit, under Resolution No. 339/2018, to export natural gas to Enel Generación Chile Sociedad Anónima on interruptible conditions for a volume of 2,000,000 cm/d during the summer season.

On December 4, 2018, Law No. 27,467 relating to the National Budget for 2019 was published. Sections 81 and 82 thereof respectively establish i) that the Executive Branch may fix export duties until December 31, 2020 which rate may not exceed 30% of the taxable value or the official FOB price, with a maximum limit of 12% for those goods that were not subject to export duties as of September 2, 2018 or that were taxed with a 0% rate as of that date, and ii) that Decree No. 793/18 continues in full force and effect.

On June 26, 2019, Resolution SE No. 417/2019 was published in the Official Gazette, replacing the Procedure for the Authorization of Natural Gas Exports approved by Resolution No. 104/2018, which instructs the SSHC to regulate energy replacement mechanisms applicable to firm exports and to prepare an operating procedure in case the security of internal natural gas supply is at risk, and empowers the SSHC to grant export permits, by issuing the relevant certificate. The most relevant modifications are the following: (i) the classification of the export permits is modified, establishing the following: firm, interruptible, operational exchanges and assistance agreements; ii) the processing procedure is simplified since it has to be carried out digitally through the Distance Processing platform; and iii) it is foreseen that the amounts of natural gas resulting from projects included in the “Program to Stimulate Investments in the Development of Natural Gas Production from Non-Conventional Reserves” will be deducted from the total production of the respective project prior to the determination of the volumes calculated as part of the included production. Resolution No. 417/2019 was later complemented by Resolution No. 506/2019 issued by the Governmental Secretariat of Energy and Resolution No. 294/2019 issued by the former Ministry of the Treasury. The latter established the operational procedure for natural gas exports, applicable until September 30, 2021.

On August 21, 2019, SSHC Disposition No. 168/2019 was published in the Official Gazette, which approves the terms and conditions of the regime for the export of natural gas under firm conditions applicable to the period September 15, 2019 to May 15, 2020, determines a maximum volume of natural gas that can be exported under firm conditions to the Republic of Chile of 10,000,000 cm/d (divided into three export zones, Northwest, Center-West and South, with a maximum volume of 1,000,000 cm/d, 6,500,000 cm/d and 2,500,000 cm/d respectively), establishes that applications shall be submitted until September 6, 2019 and provides that for the allocation of the volumes to be exported a performance index per applicant and per application will be developed, corresponding to each export zone, contemplating past production performance, past export performance, present performance and application term. It also contemplates that, in case of a future need for a higher use of imported natural gas, liquefied natural gas, coal, fuel oil and/or gas oil by the MEM, such cost being in charge of the National State, having the latter to assume it according to the substitution of energy established, the exporting companies shall borne the payment of a compensation to CAMMESA for the greater costs incurred by the National State, the amount of which will be determined by CAMMESA at the end of the application period. Pursuant to Resolution SE No. 506/2019 published on August 30, 2019, in the Official Gazette, the minimum and maximum value, respectively, of the compensation to CAMMESA to be borne by authorized exporters was established at U.S.$ 0.1 and U.S.$ 0.2 per mmBtu exported. Resolution SE No. 506/2019, also established the mechanism by which at the end of the exporting period, CAMMESA will determine the exact compensation to be borne by each authorized exporting company.

On October 31, 2019, Disposition SSHC No. 284/2019 was published in the Official Gazette, which approves the Operating Procedure for Natural Gas Exports, effective until September 30, 2021, the purpose of which is to regulate any need to restrict natural gas exports that are operationally useful in the case of a shortage of supply in the Argentine domestic market.

On December 14, 2019 Decree No. 37/2019 was published in the Official Gazette by which the export tax was increased in most of the products, including hydrocarbons from 6,7% to 12% of the FOB value, repealing Decree No.793/18 export tax’s cap. Afterwards on December 23, 2019, Law No. 27,541 of Solidarity and Productive Reactivation, within the Public Emergency framework, was published in the Official Gazette, by which a new export tax cap applicable to hydrocarbons and mining exports was determined in of 8% of the applicable value or FOB value.

On May 19, 2020, Decree No. 488/2020 issued by the Executive Branch was published in the Official Gazette, establishing that crude oil deliveries made in the domestic market must be invoiced by producing companies and paid by refining and trading companies, taking the Medanito crude oil type price of U.S.$ 45/Bbl as a reference, until December 31, 2020. This price was adjusted for each crude type by quality and loading port using the same reference in accordance with ordinary practices. Such price was applicable to payment of hydrocarbon royalties in compliance with section 59 of Law No. 17,319.

Decree No. 488/2020 stated that, should, during the effective term of Decree No. 488/2020 , the price of the “ICE BRENT FIRST LINE” rise above U.S.$ 45/Bbl for 10 consecutive days, considering to such end the average of the last 5 market rates published by “PLATTS CRUDE MARKETWIRE” under the heading “Futures”, price-related provisions will be void. On August 28, 2020, the 10 consecutive days were completed.

On December 5, 2019, Disposition SSHC No. 329 was published in the Official Gazette by which liquefied natural gas was included among the list of products established by Resolution SRH No. 241/2017, requiring LNG exports to be previously registered before the Secretary of Energy. To obtain the export registry, the solicitant needs to demonstrate that the product was previously offered to the domestic market.

Likewise, LNG exports are subject to the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation within the Public Emergency Framework, which in its section 52 established the rates for hydrocarbon exports.

On November 26, 2020, the SE granted YPF a permit, under Resolution No. 104/2018 as amended by Resolution SE No. 417/2019, to export natural gas to Innergy Soluciones Energéticas S.A. on interruptible conditions for a volume of 800,000 cm/d until April 30, 2021.

On December 16, 2020, the SE granted YPF a permit, under Resolution No. 104/2018 as amended by Resolution SE No. 417/2019, to export natural gas to YPF Chile S.A. on interruptible conditions for a volume of 3,000,000 cm/d until April 30, 2022.

On December 31, 2020, the SE granted YPF a permit, under Resolution No. 104/2018 as amended by Resolution SE No. 417/2019, to export natural gas to Methanex Chile SpA on interruptible conditions for a volume of 1,500,000 cm/d until April 30, 2021.

Liquefied petroleum gas

Law No. 26,020, enacted on March 9, 2005, sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

•	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

•	protects the trademarks of LPG bottlers;

•	creates a reference price system, pursuant to which the SE shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

•

requires the SE to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the CNDC, analyze the composition of the LPG market and its behavior, in order to establish limitations on market concentration in each phase, or limitations to the vertical integration throughout the chain of the LPG industry (such limitations apply to affiliates, subsidiaries and controlled companies);

•	grants open access to LPG storage facilities; and

•

creates a fiduciary fund to finance bottled LPG consumption for low-income communities in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible. The fiduciary fund is funded through the following mechanisms: (i) penalties established by Law No. 26,020, (ii) assignments from the General State Budget, (iii) funds from special credit programs that may be arranged with national or international institutions, and (iv) funds that may be assessed by the SE on participants in the LPG industry.

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

This new program for the provision of bottled LPG has been modified by different succeeding resolutions which modified the benchmark prices and the methodology for reference price future updates, among other changes. These resolutions are: Hydrocarbon Secretary Resolution No. 56-E/2017, No. 75/2017 and MINEM Resolution No. 287-E/2017. Further adjustments of benchmark prices and compensations have been made pursuant Dispositions No. 5 and No. 104 of the Hydrocarbon Resources Under-Secretariat dated March 2018 and June 2019, respectively, and Resolution 30/2020 (Annex II), issued by the Secretariat of Energy on October 15, 2020.

Electricity

By means of Decree No. 134/2015, published in December 2015, the Argentine Executive Branch declared the National Electric System Emergency through December 31, 2017. This decree instructs the Minister of Energy to develop and propose measures and to ensure adequate power supplies.

The following regulations were issued by the Ministry of Energy and its Secretariat of Electric Power (“SEE”) as measures to the National Electric System Emergency among others: MINEM No. 6/2016; MINEM No. 7/2016; SEE No. 21/2016; No. 22/2016; SEE No. 19/2017 and SEE No. 256/2017; SRRyME No. 1/2019.

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

National Decree No. 531/2016, dated March 31, 2016, regulates Law No. 27,191 (regarding the national incentive for the use of renewable sources to generate electricity) and, among other things, Law No 27,191 establishes that large users shall contract for or co-generate renewable energy to comply with the obligation to consume 8% of its electricity from renewable sources, by December 2017, and 20% by December 2025. If such requirement is not met, the large users will be punished with a fine equal to the variable cost of producing the unmet electricity by a thermos-electrical power plant with imported gasoil fuel.

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

Through Resolution No. 19/2017, published in January 2017, MINEM, through its Secretariat of Electric Power established a new set of prices for installed electricity generation facilities for any new contracts regarding guaranteed energy offers. Prices were dollarized and represented an increase with respect to those in force in 2016 (by Resolution No. 22/2016). Resolution No. 19/2017 also determined a stimulus mechanism towards operative efficiency.

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

On November 7, 2018, SE Resolution No. 70/2018 was published in the Official Gazette, amending Resolution No. 95/2013 of the former Ministry of Energy, which authorizes the Generating, Cogenerating and Self-Generating Agents of the MEM to contract the own fuel supply for the generation of electrical energy. In addition, the Resolution establishes that the costs of generation with own fuel will be valued in accordance with the mechanism of recognition of Variable Production Costs recognized by CAMMESA.

On December 30, 2019, Resolution No. 12/2019 of the Ministry of Productive Development was published in the Official Gazette, which through its article 1 repealed SE Resolution No. 70/2018, re-establishing the validity of article 8 of Resolution No. 95/2013, as well as the validity of Article 4 of Resolution No. 529/2014; once again establishing the commercial management and dispatch of centralized fuels in CAMMESA with some exceptions, such as the provision of fuels for generators under Energy Plus or the contracts concluded within the framework of the call made by Resolution No. 287-E / 2017 of the former Secretariat of Electricity.

On March 1, 2019, Resolution No. 1/2019 of the Secretary of Renewable Resources and Electric Market derogated Resolution No. 19/2017 of the former Secretary of Electric Energy, effective as of March 1, 2019, and among other aspects provided for new mechanisms for payment of guaranteed power availability and generation by Generators, Co-generators and Self-generators from MEM (excluding binational hydroelectric generators, nuclear generators and Generators, Co-generators and Self-generators from MEM whose generating units had been committed as part of agreements for purposes of supplying the MEM from such regime). The prices for power and generation during the six months in which electric demand is lower were approved by Resolution No. 1/2019 are approximately 20% lower in dollar terms than those set forth in Resolution No. 19/2017.

Resolution No. 1/2019 was amended by Resolution No. 31/2020 of the SE, published in the Official Gazette on February 27, 2020 (“Resolution No. 31”). Resolution No. 31 established a remuneration scheme for power generation (base energy) measured in Argentine pesos, leaving behind the previous valuation in U.S. dollars.

Excluded from the scope of Resolution No. 31 are wholesale electricity market generators, co-generators and self-generators with generating units committed under agreements executed with CAMMESA.

With regard to seasonal prices, the SE continued to fix them, recently, by means of Resolution No. 24/2021, published in the Official Gazette on January 15, 2021, setting the seasonal prices for the summer period between November 1, 2020 and April 30, 2021.

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

Pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e. exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, the Official Gazette published Executive Decree No. 1,454/07, which significantly increased the amount of exploration and production surface fees expressed in pesos that are payable to the different jurisdictions where the hydrocarbon fields are located. Law No. 27,007 published in the Official Gazette on October 31, 2014 updated amounts that must be paid pursuant to Sections 57 and 58 of the Hydrocarbons Law. See “—Upstream.”

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

On December 29, 2017, Tax Reform Law No. 27,430 introducing modifications to the fuel tax was published in the Official Gazette as follows (Laws No. 26,028 and 26,181 were repealed):

1.	A new tax was created (the so called “CO2 Tax”). This new tax essentially applies to Fuel Oil, coke and coal, as well as the same fuels taxed by Law 23,966.

2.	Starting in March 2018, the fuel tax and CO2 Tax will be calculated as a fixed amount per liter instead of as a percentage of the sales price, that are updated through the inflation index.

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

Through Decree No. 37/2019 published on December 14, 2019 the aforementioned cap of Ps. 4 per dollar of the taxable value or the official FOB price for the right to export established by Decree No. 793/2018 was voided, being applicable the general rate of 12% to the export of hydrocarbons. However, article 52 of Law No. 27,541 provided that, for the export rights of hydrocarbons and mining, the aliquots may not exceed 8% of the taxable value or the official FOB price until December 31, 2021. Decree No. 488/2020, published on May 19, 2020, sets a sliding scale for export duties ranging from 0% when the price of Brent remains at or under U.S.$ 45/bbl to 8% when the price of Brent reaches or exceeds U.S.$ 60/bbl. See “—Decree No. 488/2020.”

See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The implementation of new export duties, other taxes and import regulations could adversely affect our results.”

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

Recently, by means of Decree No. 609, dated September 1, 2019 (the “Decree 609”), the Argentine Executive Branch established that, until December 31, 2019, the export value of goods and services must be repatriated to Argentina and converted to pesos in accordance with the conditions and terms set forth by the Central Bank. According to the provisions of Decree 609, the Central Bank by means of the FX Regime defined in which cases access to the foreign exchange market to purchase foreign currency and precious metals as well as transfers abroad will be subject to prior approval by the Central Bank, taking into consideration the different situation of individuals and legal entities. See “Item10. Additional Information—Exchange Regulations.”

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

Currently and according to the FX Regime, only importers and exporters who meet the requirements set forth by the FX Regime can access to the foreign exchange market, individuals can buy U.S.$ 200 per month in all entities licensed to operate in foreign exchange transactions and the Central Bank may intervene the foreign exchange market by selling or buying U.S. dollars in the foreign exchange market. See “Item 10. Additional Information—Exchange Regulations.”

ITEM 4A.	Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2019 for a comparative discussion regarding changes in financial conditions and results of operations for the years ended December 31, 2019 and 2018.

In January 2021, the SEC issued Final Rule Release No. 33-10890. This rule, which became effective on February 10, 2021. The Company early adopted the amendments to Item 303 (a) and (b).

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

Selected consolidated financial information in this annual report as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018 has been derived from our Audited Consolidated Financial Statements included in this annual report, which were approved at the Board of Directors’ meeting and authorized to be issued on March 4, 2021. These consolidated financial statements, which comprise those presented before the CNV on March 8, 2021, and an update of Note 38 – “Subsequent events” and the inclusion of Note 39 – “Supplemental information on oil and gas producing activities (unaudited)”, have been approved by Management on April 21, 2021.

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

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Statement of Comprehensive Income

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of pesos)
Revenues	669,186	678,595	435,820
Costs	(626,212)	(575,608)	(359,570)

Gross profit	42,974	102,987	76,250
Selling expenses	(71,835)	(49,898)	(27,927)
Administrative expenses	(34,490)	(24,701)	(13,922)
Exploration expenses	(5,846)	(6,841)	(5,466)
Recovery / (Impairment) of property, plant and equipment and intangible assets, net	6,851	(41,429)	2,900
Other net operating results	3,949	(1,130)	11,945

Operating (loss) / profit	(58,397)	(21,012)	43,780
Income from equity interests in associates and joint ventures	13,270	7,968	4,839
Net financial results	(11,301)	6,034	41,525

Net (loss) / profit before income tax	(56,428)	(7,010)	90,144
Income tax	(14,589)	(26,369)	(51,538)

Net (loss) / profit for the year	(71,017)	(33,379)	38,606
Other comprehensive income for the year	206,500	221,367	172,600

Total comprehensive income for the year	135,483	187,988	211,206

Factors Affecting Our Operations

Our operations are affected by a number of factors, including, but not limited to:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation of domestic pricing;

•	our pricing policy regarding the sale of fuel;

•	export administration by the Argentine government and domestic supply requirements;

•	international and domestic prices of crude oil and oil products;

•	our capital expenditures and financing availability;

•	decisions of our partners in connection investments and production in areas we jointly operate and decide;

•	inflation;

•	abrupt changes in currency values;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes, and other forms of public protest in Argentina;

•	taxes, including export taxes;

•	regulation of capital flows, including those affecting financing;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	inability to renew or extend of our concessions;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such as import regulations;

•	interest rates;

•	regulation of our activities, including with respect to environmental factors;

•	a pandemic disease, such as COVID-19, and other global developments; and

•	energy transition and lower carbon energy.

During 2020 we recorded an operating loss of Ps. (58,397) million, compared to an operating loss of Ps. (21,012) million in 2019. This loss was attributable to the factors explained in “Principal Income Statement Line Items-Operating profit (loss).”

Our business is inherently volatile due to the influence of external factors, such as those listed above. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods. For details related to trends information see “Liquidity and Capital Recourses–Cash Flow of the next 12 months.”

Macroeconomic Conditions

Overview

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic Conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. In recent years, the Argentine economy experienced significant volatility characterized by periods of low or negative growth, macroeconomic instability, currency devaluations and high variable levels of inflation. In the last decade, several factors played a role in the decline in growth, including several years of declines in the Gross Domestic Product (“GDP”). during 2019, according to the latest data published by INDEC, the preliminary estimate showed GDP contracted by 2.1% compared to 2018.

On December 10, 2019, Mr. Alberto Fernandez took office as Argentina’s newly elected President for a four year term. The Fernández administration announced that attaining sustainable development in economic, social and political terms was its main goal, framed within five key objectives:

•

Inclusion: the Fernández administration intends to promote inclusion based on the generation of employment, full access to fundamental quality services such as education, health and connectivity, and policies directly aimed at minimizing both effective and opportunity inequalities.

•

Dynamism: the Fernández administration will seek to increase added value in local production on a sustained basis, diversifying the productive structure. As it regards finances, the Fernández administration understands that a dynamic economy requires a fluid functioning of the credit market that allows production to expand without obstacles in times of prosperity and provides safeguards in times of adversity.

•

Stability: the Fernández administration intends to increase international reserves to stabilize the peso and contribute to reduced public sector debt. Achieving a balanced external account requires a trade balance structured to generate the necessary surplus to cover the economy’s foreign exchange demand. In turn, this requires exchange competitiveness, reasonable financing costs for investment and consumption and revising certain regulatory frameworks. In addition, to achieve a fiscal balance compatible with growth and income distribution, the Fernández administration intends to implement modifications to the tax structure to increase progressiveness. Given existing restrictions in economic and social terms, the Fernández administration understands that improving the fiscal and external accounts will be gradual, and depend on the economic cycle.

•

Federalism: the Fernández administration considers that developing the Republic’s infrastructure and granting access to basic services is a necessary step to increasing equality of opportunities throughout the country. This objective must be complemented with a tax structure that respects tax collections at the different jurisdiction levels.

•

Financial autonomy: The Fernández administration has taken and intends to continue taking measures to bring the Republic’s debt to sustainable levels, as high indebtedness levels have limited Argentina’s economic development in the past.

We cannot assure you that the Argentine government will be successful in achieving these objectives. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

On December 23, 2019, President Fernández promulgated a bill providing for a wide range of economic and social reforms to Congress, the Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”). The new legislation declared a state of public emergency, which remained in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. The Solidarity Law sanctioned the delegation of certain legislative powers to the Executive Branch in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The main reforms introduced by the Solidarity Law include the following:

1.	Public Debt and its Sustainability: The Executive Branch was authorized to perform all necessary acts to recover and ensure the sustainability of Argentina’s public sector debt.

2.

Energy System: Starting on December 23, 2019, the Executive Branch was authorized to freeze electricity and gas tariffs charged by utility companies that are under federal jurisdiction, which has been extended until December 31, 2020, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive Branch was authorized to intervene in the administration of the ENRE and the ENARGAS until December 2021.

3.

Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were increased, and a new tax refund system was approved. The Impuesto Para una Argentina Inclusiva y Solidaria (“PAIS Tax”), a special tax applicable to certain foreign exchange transactions, was introduced.

4.	Wages: The Solidarity Law empowered the Executive Branch to set minimum wage increases that are binding on private sector employers.

5.

Pensions: The application of the formula in effect to automatically adjust pension payments owed by the federal government was suspended until December 2020. The Solidarity Law empowered the Executive Branch to establish a new formula to be used in calculating pension adjustments on a quarterly basis going forward, following the temporary suspension.

Commencing in March 2020, economic activity in general (and consequently all the referred variables) was substantially affected by the effects derived from COVID-19, which resulted not only in the modification of prices at the international level, such as the price of Brent crude as a result of the lower demand, but also domestically due to the decrease in economic activity, all as a result of the need to mitigate the effects of the pandemic through the lower circulation of people. In this order, the information referring to the behavior of the macroeconomic variables mentioned below should be read considering the aforementioned context.

According to the latest data published in the Activity Level Progress Report prepared by INDEC, the preliminary estimate showed a negative variation of economic activity in GDP of 9.9% for the twelve months of 2020 with respect to the previous year.

On October 1, 2020, the Argentine government introduced a series of economic measures for the industrial, mining, agricultural and construction sectors with the primary aim of recovering from a period of weak economic activity by boosting local production and increasing the value added of exports. These measures include:

•

Industrial sector: an increase in export refunds relative to the product’s added value, the temporary reduction of export duties on industrial goods and the elimination of export duties on exports of vehicles to Mercosur.

•	Mining sector: established a maximum rate of 8% for export duties on metals.

•

Agriculture sector: export duties on soybeans were temporary reduced from 33% to 30%, 31.5% and 32% for October, November and December 2020, respectively, reverting to 33% in January 2021. Export duties on other soybean had higher drops, amounting to approximately 28%, 29.5% and 30% for October, November and December 2020, respectively, and 31% for January 2021.

•

Construction sector: the Argentine government submitted two bills to Congress: (i) one bill seeking to stimulate investments by means of a three-year tax exemption on financial assets allocated for new construction projects and a deferral in the payment of income tax and tax on property transfers, and (ii) a second bill providing for the creation of a fund to increase the sustainability of the mortgage credit system, which is expected to be financed with contributions from financial institutions and a portion of the credit fee charged to clients.

We cannot assure you that the Argentine government will be successful in the implementation of these measures. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

During the fourth quarter of 2020, according to the Activity Level Progress Report published by INDEC, economic activity was 4.5% higher than the third quarter of the same year, primarily driven by the recovery of the economic activity after a pronounced drop in the second quarter of 2020 as a consequence of the measures adopted by the Argentine government to combat the COVID-19 pandemic. Additionally, according to the Monthly Estimation Report of Economic Activity published by INDEC, in January 2021, the Argentine economic activity registered an improvement of 1.9% compared to December 2020. As of the date of this annual report, the Argentine government has re-established certain restrictions due to a new COVID-19 outbreak. See “COVID-19 outbreak.”

The economic situation caused by the COVID-19 pandemic required extraordinary measures to support families and companies. According to the statistical information published by the Ministry of Economy, during 2020, the National Public Sector registered a primary deficit of Ps. 1.75 trillion, comprised mainly of expenses incurred between March and December 2020. The primary fiscal deficit represented 6.5% of GDP.

In terms of inflation, Argentina has confronted and continues to experience significant inflationary pressures. During 2017, 2018 and 2019, the consumer price index (CPI) published by the INDEC stood at 24.8%, 47,6% and 53.8%, respectively. During 2020, the CPI declined to 36.1%, while the wholesale internal price index (WPI), also published by the INDEC, presented a cumulative increase of 35.4%. In January, February and March 2021, the CPI increased by 4.0%, 3.6% and 4.8%, respectively, while the WPI increased by 5.6% and 6.1% in January and February 2021, respectively.

According to the latest data published by INDEC, the surplus in Argentina’s balance of trade account totalled U.S.$ 12,528 million during 2020, which represented a decrease of 21.7% compared to the previous year, which is explained by a decrease in exports of U.S.$ 10,231 million or 15.7% and of imports by U.S.$ 6,769 million or 13.8%, compared to the previous year, respectively. During 2019, according to the INDEC, Argentina generated a balance of trade surplus of approximately U.S.$ 15,990 million, primarily as a result of the reduction in imports compared to the prior year.

With regards to the evolution of the currency, according to Communication “A” 3500 of the Central Bank, the peso/dollar exchange rate stood at Ps. 84.15 per U.S.$ 1.00 as of December 31, 2020, evidencing a devaluation of the peso of approximately 40.5% from its value of 59.90 pesos per dollar at December 31, 2019.

Sovereign debt restructuring

On February 5, 2020, Congress enacted legislation authorizing the Executive Branch, acting through the Ministry of Economy, to engage in transactions and negotiations with Argentina’s creditors to restore the sustainability of its public external debt (the “Debt Sustainability Bill”), including by modifying the principal amounts, maturities and interest payments of public securities issued by Argentina and governed by foreign law.

Foreign Currency-Denominated Debt

Governed by Foreign Law. On April 21, 2020, Argentina invited holders of its foreign currency external bonds issued under its 2005 indenture and 2016 indenture holding approximately U.S.$ 66.5 billion aggregate principal amount, to exchange such bonds for new bonds. Following the announcement of the invitation, representatives of Argentina held several discussions relating to the terms of the invitation with holders of such bonds.

On August 17, 2020, Argentina amended the invitation to incorporate bondholders’ feedback and on August 31, 2020 it announced that it had obtained bondholders’ consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The invitation settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was reduced to 3.07%, with a maximum rate of 5.0%. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

In addition, on March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the U.S.$ 2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate.

Governed by Argentine Law. On April 5, 2020, the Argentine government enacted Decree No. 346/2020 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, taking into account the degree of advance in the process designed to restore the sustainability of Argentina’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree.

On August 18, 2020, Argentina invited holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was reduced to 2.4%. In addition, the exchange offer served to extend the average maturity of such bonds.

Local Currency-Denominated Debt. During 2020, Argentina sought to preserve the normal functioning of the local capital market for debt denominated in pesos, which it considers a key factor for the development of the domestic capital market. In particular, during this period, the Argentine government sought to recover the Treasury’s financing capacity, create conditions for the development of the domestic capital markets and generate savings instruments with positive and sustainable real rates, in turn reducing its monetary financing needs and expanding the depth of the local debt market and the participation of relevant institutional investors. In addition, the Treasury has expanded its menu of financing instruments to obtain the funds needed to cover its 2020 financial needs and to design the 2021 financial program according to the guidelines outlined in the 2021 budget.

Multilateral Organisms

As of the date of this annual report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the U.S.$ 44.1 billion disbursed between 2018 and 2019 under a Stand By Agreement, originally scheduled to be repaid in 2021, 2022 and 2023. The terms on which Argentina agrees to such refinancing, which remain to be defined, can be expected to bear upon the Argentine government’s ability to implement reforms and public policies and boost economic growth, and will also impact Argentina’s ability to access international capital markets, which in turn affects the conditions under which companies like us access those markets. For more information, see the section “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The evolution of the Argentine economy is largely dependent on the sustainability of its public debt, including that owed to the IMF and the Paris Club” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms.” For information regarding our debt and maturity see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest rate exposure” and Note 20 to the Audited Consolidated Financial Statements.

COVID-19 outbreak

During 2020, the demand for our products and services was affected by the impact of the COVID-19 pandemic on the Argentine economy, by international oil prices, and by the measures that the Argentine government adopted to protect the population in general and against the disease. Beginning in late March 2020, general restrictions were placed on economic activity to prevent the circulation and spread of the COVID-19 virus. Following the adoption of the measures to combat the COVID-19 pandemic, as almost all the sectors in the economy, we experienced a significant decrease in our sales (mainly in the volume of diesel, gasoline and jet fuel). As a result of this decrease in demand and in our revenues, we reduced the levels of activity and investments related to our refining and production operations. Furthermore, the measures taken to address the effects of the COVID-19 pandemic significantly affected our ability to operate our business as usual, although we managed to quickly adjust our operations to the new environment assuring the continuity of our key activities while preserving the health of our employees, vendors and customers. In general, our operating results, the cash flow from our operations and our investments were negatively affected by the COVID-19 pandemic, mainly from the second quarter of 2020 onwards. By August of 2020, the Argentine government began to partially ease the restrictions, gradually recovering a certain normality in the social and economic functioning of the country. Consequently, there was a gradual recovery in the demand for fuels, and activities in our fields and refineries gradually resumed, all to the extent that the health and economic conditions for the activity allowed for it. While drilling, workover and pulling activities were fully halted in the second quarter of 2020, by December of that year, approximately 80 rigs including drilling, workover and pulling equipment’s had been mobilized to the fields and were back in operations.

As a consequence of the COVID-19 pandemic, the Argentine government took a large number of measures aimed at containing its spread and assisting the most affected sectors. By means of the Decree of Necessity and Urgency No. 297/2020 and amendments, the “social, preventive and compulsory isolation” (“ASPO”) was established; By Decree No. 1033/20, a differentiation was made between the jurisdictions that remained in the stage of “social, preventive and compulsory distancing” (“DISPO”) and those that had to return to the ASPO stage, having been established through the dictation of the aforementioned Decree No. 168/2021, throughout the country until April 9, 2021, the DISPO, which may continue to be extended due to the epidemiological situation.

Among the main measures taken by the Government are: the prohibition of the application of punitive interest in those loans granted by financial entities; subsidized rate credits; restrictions on movement; the implementation of a mandatory quarantine for those who enter the country; the prohibition of closing or disabling bank accounts; a non-remunerative monetary benefit; the freezing of the value of the monthly installments of the mortgage credits that fall on properties destined to single dwelling; the prohibition of foreclosures; prohibition of dismissals without just cause; rent price freezing; the freezing of rates for essential services; among others.

Recently, as a consequence of the worsening of the epidemiological situation at the national level and the large increase in the number of daily cases, the Executive Branch, through Decree No. 235/2021, tightened the measures adopted to counteract the rise in the number of cases. On April 14, 2021, new measures were announced for the Metropolitan Area of Buenos Aires, among them, the restriction of circulation between 8:00 p.m. and 6:00 a.m., the suspension of face-to-face classes, and activities recreational, social, cultural, sporting and religious activities that take place indoors.

Through Decree No. 332/2020, the Alberto Fernández administration created the “Emergency Assistance Program for Work and Production” (“ATP”) for employers and workers affected by the health emergency, consisting of obtaining certain benefits. Decree No. 376/2020 of April 20, 2020 expands the subjects reached and the benefits included in Decree No. 332/2020.

As of the date of this annual report, YPF is not a beneficiary of the financing program granted by the Argentine government in the framework of the “COVID 19” pandemic of complementary salaries of the ATP agreed in the framework of article 8 of Decree No. 332/2020, as modified and supplemented from time to time.

On the other hand, in 2021, as economic activity continued to recover, we have experienced further recovery in the demand for our products. For the first quarter of 2021, sales volumes of fuels (diesel and gasoline) and jet fuel were at 7% and 70%, respectively, compared to prepandemic levels (see Note 2.c of our Audited Consolidated Financial Statements). As of the date of this annual report, the Argentine government has re-established certain restrictions due to a new COVID-19 outbreak. We cannot predict or estimate the future negative impact that COVID-19 will have in our results of operations, financial condition and investing activities, since it remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the Argentine government measures taken in order to contain the virus or mitigate the economic impact.

In relation to the labour market, as a consequence of the emergency in economic and social matters arising from the COVID-19 pandemic, in March 2020, the National Executive Branch promulgated a decree prohibiting severance of workers without just cause, as well as dismissals and suspensions for lack or reduction of activity and force majeure. In June 2020, the National Executive Branch promulgated a law that imposes double compensation for unjustified dismissals. These measures have been extended until April 25 and December 31, 2021, respectively.

On December 18, 2020, Law No. 27,605 called “Solidarity and Extraordinary Contribution to help mitigate the effects of the Pandemic” was published in the Official Gazette, imposing a wealth tax on individuals and undivided estates with assets exceeding certain thresholds.

Pursuant to this legislation 25% of the proceeds from the Extraordinary Contribution will be applied to programs and projects approved by the National Energy Secretariat, for the exploration, development and production of natural gas, activity that is of national public interest, through Integración Energética Argentina SA (“IEASA”), which will make these projects viable by proposing and agreeing with YPF S.A., exclusively, the different modalities of execution of the projects. The law provides that IEASA must reinvest the profits from the aforementioned projects in new natural gas projects for a period of no less than ten years from the date of entry into force of the law, namely January 29, 2021.

As of the date of this annual report, the uncertainties inherent in the scale and duration of the COVID-19 pandemic and its direct and indirect effects do not allow us to reasonably estimate the future negative impact that this pandemic will have on our results of operations, cash flows and financial position. We may not be able to mitigate the negative impacts of the COVID-19 pandemic and the Argentine government measures taken in order to contain the virus or mitigate the economic impact. See Note 2.c “Accounting Estimates and Judgments—Considerations concerning COVID-19 (coronavirus) and the current economic environment” in our Audited Consolidated Financial Statements as of December 31, 2020.

For more information see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business— An outbreak of disease or similar public health threat, such as the ongoing COVID-19 pandemic, which has had and may continue to have material adverse consequences for general economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations.”

Hydrocarbon market

Our pricing policy for fuels during 2018, 2019 and 2020 took into account several factors such as international crude oil prices and, refining spreads, processing and distribution costs, biofuel prices, exchange rate, local demand and supply, competition, inventories, withholding tax on exports, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially aligning our local prices to those of international markets over time, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face abrupt changes in the prices of our products), will not have an adverse impact on our ability to maintain such relation. For more information, see the sections “Risk Factors—Risks Relating to Argentina— Our business is largely dependent upon economic conditions in Argentina” and “Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

During the second quarter of 2018, due to the abrupt variation in the exchange rate and the consequent difficulties to pass-through the corresponding variation to domestic prices, in addition to the increase in international prices of oil, the MINEM and the refining companies entered into a price stability agreement with a compensatory account, whereby refining companies undertook not to make changes in the prices of their products in force as of the date of the agreement -net of fuel taxes-, during the months of May and June. Moreover, at the beginning of June 2018, a supplemental agreement was entered into, which established a Brent reference price for oil purchase transactions between refining and producing companies, and an increase in the final prices of fuel and gasoil as of June 2, 2018, which included the variation of tax on liquid fuels, carbon dioxide tax and the prices of biofuels in force at that date.

Due to the volatility and significant change in the variables which gave rise to the price stability agreements, YPF informed the former MINEM of its decision to make use, commencing July 1, 2018, of the commercial policies applicable to the changes in applicable variables, both for the determination of its products’ sale prices and for the purchase of crude oil, in a manner consistent with the evolution of the business environment in general and that of customers in particular, in accordance with the regulatory framework and applicable regulations. Consequently, the aforementioned price stability agreements ceased to be in force for YPF as of June 30, 2018, the Company having nevertheless presented to the competent authorities the amounts resulting from the compensatory account, which represent contingent rights.

On December 6, 2018, YPF requested the SE to set the guidelines for the implementation of the mechanism for the recovery of costs not transferred to fuel prices for the period covered by the agreement. As of the date of this annual report, the SE had not provided a response.

On August 15, 2019, the Argentine government formally froze local prices of crude and refined products through the enactment of Decree No. 566/2019 (as amended by Decree 601/2019 and further regulated by SE Resolution No. 557/2019) which established that: (i) until November 13, 2019 deliveries of crude oil made in the domestic market must be billed and paid at the price agreed between producers and refiners as of August 9, 2019, applying for this purpose an exchange rate of $ 49.30/U.S.$, equal to a 5.58% increase over the then available reference exchange rate and a Brent reference price of U.S.$ 59/bbl; and (ii) until the same date, the maximum price of all kinds of gasoline and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations may be increased by up to 4% compared to the prices in effect as of August 9, 2019.

Furthermore, on November 1, 2019, Resolution 688/2019 enacted by the SE updated the aforementioned prices for local crude and local fuels by (i) adjusting the reference exchange rate for the price of local crude to $ 51.77/U.S.$ while maintaining the Brent reference price of U.S.$ 59/bbl; and (ii) allowing for a further increase in the prices of gasolines and diesel by up to 5% compared to the prices in effect as of September 20, 2019.

After the price-freezing period ended by December 2019, although our domestic prices were not increased for several months, they provided for certain stability in the context of the collapse in international prices that took place since March 2020 due to the global COVID-19 outbreak. Due to the crisis generated by the COVID-19 pandemic (see “—COVID-19 outbreak”) and the lack of agreement between the main oil producing countries, international oil prices (Brent price) dropped to a minimum of U.S.$ 19/bbl on April 21, 2020. However, prices have gradually recovered in the following months, reaching U.S.$ 50/bbl as of December 31, 2020.

In light of these fluctuations, on May 19, 2020, the government issued Decree 488/2020 establishing that until December 31, 2020, crude oil deliveries to the local market must be invoiced by producers companies and paid for by refining companies and traders taking the price of forty-five U.S. dollars per barrel (U.S.$ 45/bbl) as a reference for Medanito type crude (the “Barril Criollo”). This price was to be adjusted for each type of crude oil by quality and by loading port using the same reference in accordance with standard practice. The price set by the government was also to be applied to settle hydrocarbon royalties. In the event that, during the validity of such decree, the quotation of the “ICE BRENT FIRST LINE” exceeded U.S.$ 45/bbl for ten consecutive days, the provisions setting the price would cease to be in effect. That condition was met on August 28, 2020. Therefore, since such date, producers and refiners have been able to negotiate prices freely.

In addition, Decree 488/2020 adopted a series of measures intended to preserve the level of activity in the hydrocarbons industry, at the level of extraction as well as refining and distribution activities, with a view towards ensuring the supply to the market and the preservation of the labour force, while taking into account the need to improve efficiency, technology and production, and in accordance with the best national and international practices in hydrocarbon activity. As such, production targets consistent with 2019 levels were set on a company by company basis, refining and marketing companies were required to acquire their total demand for crude oil from local producing companies, thus restricting the ability to import products that are available for sale in the domestic market and/or for which there is effective local processing capacity.

Also, Decree 488/2020 made exports of hydrocarbons subject to export duties until December 31, 2021, according to a scheme that took into account the price quotation for the “ICE BRENT FIRST LINE” barrel (International Price). The rate ranged from 0% when the International Price did not exceed U.S.$ 45/bbl to 8% when the International Price was equal to or exceeded U.S.$ 60/bbl.

During 2020, the average annual price of a barrel of Brent crude oil was U.S.$ 42.6, compared to U.S.$ 64.7 for 2019. As for the local crude Medanito and Escalante, the average prices per barrel of crude oil were U.S.$ 41.3 and U.S.$ 40.8, respectively for 2020, compared to an average price per barrel of crude oil of U.S.$ 53.0 and U.S.$ 54.9, respectively for 2019. As of March 31, 2021 Brent crude oil price was near U.S.$ 70/bbl. However, local crude oil was privately negotiated between producers and refiners using a reference Brent price of U.S.$ 55/bbl, fairly consistent with prices of fuels at the pump, based on the understanding of the difficulties to immediately pass-through significantly higher crude prices, thus smoothing out the volatility of international prices. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

In relation to the natural gas market, in recent years incentives have been established to increase the total injection of natural gas (see Note 34.g to the Audited Consolidated Financial Statements). In particular, in 2018 and 2019, an excess supply was observed, based on the higher production in unconventional fields, compared to domestic demand at certain times of the year, a rare situation in the past, which impacted on natural gas production from the temporary closure of production in some locations, as well as from the reinjection of the hydrocarbon. This situation generated a reduction in the sale price of natural gas in the domestic market, which generated a drop in gas production due to the lack of incentives to develop projects. Consequently, with the objective of enabling investments to increase natural gas production in all the country’s basins and satisfy the country’s hydrocarbon needs, on November 16, 2020, Decree No. 892/2020 was published in the Official Gazette, which (i) declared the promotion of Argentine natural gas production to be of national public interest, and (ii) approved and instructed the Secretary of Energy to implement the “Plan for the Promotion of Argentine Natural Gas Production - Offering Scheme and Demand 2020-2024” (“Plan GasAr”). See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

The table below shows Argentina’s total sales, production, exports and imports of crude oil, natural gas, diesel and gasoline products for the periods indicated.

	Year Ended December 31,
	2020	2019	2018
Crude Oil in Argentina
Production (mmbbl)	175.83	185.64	178.58
Exports (mmbbl)	24.77	22.44	21.07
Imports (mmbbl)	—	—	2.80
Natural Gas in Argentina
Sales (mmcm) (1)	37.78	54.11	55.46
Production (bcm)	45,095.81	49,350.24	47,021.18
Exports (mmcm)	1,031.47	615.59	186.71
Imports (mmcm)	5,422.18	5,096.43	6,155.34
Diesel Fuel in Argentina
Sales (mcm) (1)	12,644.68	13,928.76	13,992.85
Production (mcm)	8,946.76	11,599.83	11,538.86
Exports (mcm)	4.30	0.08	31.57
Imports (mcm)	1,332.82	2,101.28	2,170.14
Gasoline in Argentina
Sales (mcm)(1)	6,902.33	9,353.66	9,517.56
Production (mcm)	4,961.04	8,757.54	8,885.47
Exports (mcm)	160.20	—	—
Imports (mcm)	161.51	520.92	617.72

(1)	Includes domestic market sales.

Source: SE

Policy and regulatory developments in Argentina, including the Expropriation Law

The Argentine oil and gas industry has been subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that do not keep pace with those prevailing in international markets (which usually resulted in lower local prices compared to prevailing international market prices before the recent decrease in international oil prices); (ii) export and import regulations; (iii) exchange controls; (iv) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; (v) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported; (vi) increasingly higher investment and costs expenditure requirements in order to satisfy domestic demand and (vii) increasingly higher taxes. See “—Factors Affecting Our Operations—Macroeconomic Conditions.” As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Our pricing policy for fuels during 2018, 2019 and 2020 took into account several factors such as international crude oil prices and, refining spreads, processing and distribution costs, biofuel prices, exchange rate, local demand and supply, competition, inventories, withholding tax on exports, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially aligning our local prices with those of international markets over time, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face abrupt changes in the prices of our products), will not have an adverse impact on our ability to maintain such relation. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Limitations on local pricing of our products in Argentina may adversely affect our results of operations” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to the effects of fluctuations in the prices of oil, gas and refined products.”

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

Export volumes

The exported volumes of many of our hydrocarbon products are driven mainly by level of domestic demand and export administration, as well as the level in production.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2020	2019	2018
	(units sold)
Product
Natural gas (mmcm)	322	498	3
Gasoline and diesel (mcm)	390	256	200
Fuel oil (mtn) (1)	267	243	228
Petrochemicals (mtn)	193	301	410

(1)	Includes bunker oil sales of 267 mtn, 243 mtn and 228 mtn in 2020, 2019 and 2018, respectively.

Exports accounted for 12.2%, 13.0% and 10.3% of our consolidated revenues in 2020, 2019 and 2018, respectively. Export duties are accounted for as tax expenses in our Audited Consolidated Financial Statements.

The Argentine government currently requires companies intending to export crude oil and diesel to obtain prior authorization from the Secretary of Energy by demonstrating that local demand for those products has been satisfied. The same criteria is applied to exports of LPG upon Law 26,020, dated 2005.

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government until recent years, demand for this fuel has diversified, generating an increase in its long-term demand throughout the year. However, since 2018 the Argentine natural gas market has been affected by the oversupply during the off-peak period. This situation, in addition to CAMMESA’s bidding processes, which promoted a strong competition in the power generation plants demand, had a sensitive effect on the demand for the remaining segments, generating a lower quantity of firm commitments and/or contracts for shorter terms. Most sales agreements on a firm basis in effect during 2019 were renewed at lower prices due to the aggressive competition.

Consequently, natural gas prices purchased by segments as natural gas traders and industries (the last ones under private bidding processes) decreased due to a strong competition for demand not only in the Off-Peak Period but also during higher consume months, in accordance with a context of short term oversupply, economic recession and macroeconomic uncertainty. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural Gas—Tariffs.” This situation generated a drop in gas production driven by a lack of incentives to develop projects. With the objective of enabling investments to increase natural gas production in all the country’s basins and satisfy the country’s hydrocarbon needs, the Argentine government created the Plan GasAr.

On December 2020, the Argentine government assigned gas volumes to bidders in order to ensure the demand to supply over the next four years at a price. We may become subject to fluctuations in non-winter season in our sales volumes and consequently our level of natural gas production could be negatively affected and resulted market prices could be lower than expected. See “Item 3. Key Information—Risk Factors— Risks Relating to Our Business—Oil and gas activities are subject to significant economic, social, environmental and operational risks and to seasonal fluctuation of demand.” and” “Item 4. Information on the company—Legal and Regulatory Framework and Relationship with the Argentine government—Market Regulation—Natural gas—Natural Gas Stimulus Programs—Decree No. 892/2020.”

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

•

Impairment of long-lived assets. See Notes 2.b.8 and 2.b.9 to the Audited Consolidated Financial Statements. Furthermore, for additional information regarding assumptions used for our impairment calculation as of December 31, 2020, see Note 2.c to the Audited Consolidated Financial Statements.

•	Impairment of financial assets. See Notes 2.b.2 and 2.b.18) to the Audited Consolidated Financial Statements.

•	Depreciation of oil and gas producing properties. See Note 2.b.6 to the Audited Consolidated Financial Statements.

•	Asset retirement obligations. See Notes 2.b.6 and 15.b to the Audited Consolidated Financial Statements.

•	Consolidation decisions and classification of joint arrangements. See Notes 2.a), 2.b.5), 3 and 10 to the Audited Consolidated Financial Statements.

•	Environmental liabilities, litigation and other contingencies. See Notes 2.c, 15, 31 and 32.b to the Audited Consolidated Financial Statements.

•	Leases. See Notes 2.b.12 and 2.b.26 to the Audited Consolidated Financial Statements.

•	Income tax and deferred tax. See Notes 2.b.15 and 16 to the Audited Consolidated Financial Statements.

In connection with the disclosure of the impact that recently issued accounting standards will have on financial statements in future periods, see Note 2.b.26 to the Audited Consolidated Financial Statements as of December 31, 2020.

In addition, for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Upstream—Oil and Gas reserves.”

Furthermore, for information regarding the impairment of property plant and equipment of the second and fourth quarter, see Note 2.c of our Audited Consolidated Financial Statements as of December 31, 2020.

Additionally, the recoverable amount of property, plant and equipment and intangible assets analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed ceiling test calculation. These factors include, but are not limited to, future prices, operating costs, foreign exchange rates, capital expenditures timing, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, discount rate and tax attributes. According to the foregoing, and in connection with the estimation of impairment of long-lived assets as of December 31, 2020, if our future crude oil and natural gas prices were reduced by U.S.$ 5/bbl and U.S.$ 0.50/per mmBtu, respectively, for all years of the future discounted cash flows, and assuming all other factors remain constant, our provision for impairment of long-lived assets comprising the upstream CGUs would increase by approximately U.S.$ 0.77 billion before income tax effects. Consequently, as noted above, actual cash flows may be materially affected by other factors. There are numerous uncertainties inherent in the present value estimate of future cash flow, so this hypothetical calculation should not be construed as indicative of our development plans or future results. For more information on recent declines in the international Brent crude oil prices, domestic crude oil prices and domestic gasoline prices, see “ —Factors Affecting Our Operations—Macroeconomic Conditions.” For information regarding our domestic oil prices and reserves sensitivity analysis, see “Item 3. Key Information—Risk Factors— Risks Relating to Our Business—Our oil and natural gas reserves are estimates.”

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

Costs

The following table presents (in millions of pesos), for each of the years indicated, a breakdown of our consolidated cost by category:

	For the year ended December 31,
	2020	2019
Inventories at beginning of year	80,479	53,324
Purchases	170,616	190,601
Production costs	442,264	378,281
Translation effect	32,427	33,385
Adjustment for inflation (1)	563	496
Inventories at end of year	(100,137)	(80,479)

Total	626,212	575,608

(1)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the year ended December 31,
	2020	2019
Salaries and social security taxes	43,315	33,991
Fees and compensation for services	2,469	2,491
Other personnel expenses	8,789	8,941
Taxes, charges and contributions	7,287	7,370
Royalties, easements and canons	42,709	42,135
Insurance	5,314	2,692
Rental of real estate and equipment	7,332	11,079
Depreciation of properties, plant and equipment	161,453	139,345
Amortization of intangible assets	2,821	2,020
Depreciation of right-of-use assets	16,868	9,835
Industrial inputs, consumable material and supplies	22,838	22,095
Operational services and other service contracts	34,492	18,512
Preservation, repair and maintenance	50,850	48,762
Transportation, products and charges	20,966	23,137
Fuel, gas, energy and miscellaneous	14,761	5,876

Total	442,264	378,281

Our cost accounted for 93.6% and 84.8% of our consolidated revenues in 2020 and 2019, respectively. Our costs of sales increased by 8.8% from 2019 to 2020 due to the factors explained in “-Principal Income Statement Line Items-Cost.”

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

Income Tax

The effective income tax rates for the periods discussed in this annual report differ from the statutory tax rate (30%). For a detailed description, see Note 16 to the Audited Consolidated Financial Statements. For information regarding the modifications to the Income Tax introduced by Laws No. 27,430 and 27,432, see “Item 10. Additional Information—Taxation.”

Results of Operations

Consolidated results of operations for the years ended December 31, 2020, 2019 and 2018

The section below provides a comparative discussion of our consolidated results of operations for the years ended December 31, 2020 and 2019. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2019 for a comparative discussion of our consolidated results of operations for the years ended December 31, 2019 and 2018.

The following table sets forth certain financial information as a percentage of revenues for the years indicated.

	Year Ended December 31
	2020	2019
Revenues	100.0	100.0
Costs	(93.6)	(84.8)

Gross profit	6.4	15.2
Selling expenses	(10.7)	(7.4)
Administrative expenses	(5.2)	(3.6)
Exploration expenses	(0.9)	(1.0)
Recovery / (Impairment) of property, plant and equipment and intangible assets, net	1.0	(6.1)
Other net operating results	0.6	(0.2)

Operating loss	(8.8)	(3.1)

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively.

Domestic Market

Year Ended December 31,
	2020		2019
Product	Units sold	Average Price per unit (1)	Units sold	Average Price per unit (1)
(in pesos)
Natural gas	10,927 mmcm	6,694/mcm	11,666 mmcm	6,442/mcm
Diesel	7,044 mcm	33,884/cm	7,925 mcm	28,433/cm
Gasoline	3,698 mcm	33,913/cm	5,275 mcm	26,826/cm
Fuel oil	266 mtn	25,647/tn	192 mtn	7,020/tn
Petrochemicals	390 mtn	33,985/tn	396 mtn	31,978/tn

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets

Year Ended December 31,
	2020		2019
Product	Units sold	Average Price per unit (1)	Units sold	Average Price per unit (1)
(in pesos)
Natural gas	322 mmcm	6,381/mcm	498 mmcm	6,837/mcm
Diesel	86 mcm	41,528/cm	90 mcm	34,313/cm
Gasoline	304 mcm	19,216/cm	167 mcm	26,870/cm
Fuel oil	267 mtn	25,619/tn	243 mtn	23,415/tn
Petrochemicals	193 mtn	35,932/tn	301 mtn	30,140/tn

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2020 totaled Ps. 669,186 million, representing a 1.4% decrease compared to Ps. 678,595 million in 2019. In particular:

•

Diesel revenues in the Argentine domestic market increased by Ps. 13,347 million, or 5.9%, primarily as a result of an increase in the average price, measured in pesos, for diesel mix of approximately 19.2%, which was partially offset by a decrease in diesel sales volumes of approximately 11.1%. Such decrease in our sales volumes is consistent with the decrease in diesel sales in the Argentine domestic market of approximately 11.0% and the decrease in sale volumes of Infinia diesel (premium diesel) of 17.7%. These decreases are primarily attributable to the impact of the mandatory lockdown and quarantine measures in response to COVID-19 that went into effect in March 2020 (see—Macroeconomic Conditions—COVID-19 outbreak);

•

Gasoline revenues in the Argentine domestic market decreased by Ps. 16,108 million, or 11.4%, primarily as a result of a decrease in the aggregate sales volumes of gasolines of approximately 29.9%, mainly derived from a 30.1% decrease in Infinia gasoline (premium), which is substantially consistent with the 26.9% decrease of sales volumes in the Argentine domestic market for gasoline. Such decrease in sales volumes was partially offset by an increase in the average price, measured in pesos, for gasoline mix of approximately 26.4%. These decreases are primarily attributable to the impact of the mandatory lockdown and quarantine measures in response to COVID-19 that went into effect in March 2020 (see—Macroeconomic Conditions—COVID-19 outbreak);

•

Natural gas revenues in the Argentine domestic market decreased by Ps. 2,005 million, or 2.7%, as a result of a decrease in sales volumes of 6.3% related to the lower production mentioned above, which were partially offset by an increase in the average price, measured in pesos, of 3.9%. Natural gas revenues from sales to the retail segment (residential and small general service category) and sales to the Company’s large clients (gas power plants and industries) decreased by Ps. 6,945 million, or 16.3%, mainly explained by a decrease in sales volumes of 24.4%, mainly of our controlled subsidiary Metrogas S.A., which was partially offset by an increase in average prices of 10.6%;

•

Other revenues in the Argentine domestic market increased by Ps. 7,710 million, or 7.3%. This increase was mainly due to a 405.9% increase in fuel oil revenues, a 124.3% increase in fertilizer revenues, a 100.7% increase in virgin gasoline revenues, a 25.4% increase in lubricant revenues, a 11.1% increase in crude oil revenues and a 4.7% increase in petrochemicals revenues, in each case, due to an increase in prices measured in pesos. These increases were partly offset by a 62.7% decrease in aero kerosene revenues (driven by a 70.5% decrease in volumes and a 26.5% increase in prices measured in pesos) and a 26.5% decrease in asphalts revenues. These decreases are primarily attributable to the impact of the mandatory lockdown and quarantine measures in response to COVID-19 that went into effect in March 2020; and

•

Export revenues decreased by Ps. 5,408 million, or 6.1%, primarily due to a decrease in exports of aero kerosene of Ps. 16,983 million or 66.7%, mainly driven by a decrease in sales volumes of 72.0%, which was partially offset by a 19.0% increase in average prices when measured in pesos, as well as lower exports of petrochemical products by Ps. 2,153 million. Additionally, these effects were partially offset by an increase in the revenues from the export of soybean meal and oil by Ps. 11,665 million or 68.2%, mainly due to a 57.8% increase in average prices measured in pesos and an 6.6% increase in sales volumes, as well as higher sales of fuel oil and diesel by Ps. 1,142 million and Ps. 505 million respectively.

Costs

Costs in 2020 totaled Ps. 626,212 million, representing an 8.8% increase compared to Ps. 575,608 million in 2019, including increases in production costs of 16.9% and a decrease in purchases of 10.5%. In particular:

Production costs

•

Property, plant and equipment depreciation costs increased by Ps. 22,108 million, or 15.9%, as a result of the appreciation of fixed assets as a consequence of the depreciation of the peso since these assets are valued in U.S. dollar, which is the functional currency of the Company;

•

Lifting costs increased by Ps. 8,412 million, or 7.8%, primarily as a result of an increase of the unit indicator in pesos of 16.8%, below the general wholesale prices increase of the local economy which had a year-on-year increase of 41.4%, affected mainly by the impact of the mandatory lockdown and quarantine measures introduced in March 2020 on our operations, which resulted in a downward adjustment in the levels of production, in addition to an increase in costs related to meeting security protocols. Activities at the fields gradually resumed in the third quarter of 2020, with approximately 80 rigs being mobilized (including towers, workover and pulling equipment) on December 31, 2020;

•

Royalty and other charges related to production increased by Ps. 921 million, or 2.3%. Crude oil royalties increased by Ps. 1,502 million, or 5.1%, mainly due to a higher value at the wellhead of this product when measured in pesos, which was partially offset by lower production. This increase was further offset by a Ps. 582 million, or 5.7%, decrease in natural gas royalties and other charges associated with the production of natural gas, due to lower production;

•	Transportation costs decreased by Ps. 2,171 million, or 9.4%, mainly due to lower volumes transported, which were partially offset by an increase in rates when measured in pesos;

•

Stand-by costs increased by Ps. 12,498 million, mainly due to the health crisis in Argentina that mandated a suspension in the execution of projects to guarantee the safety of our employees and to adjust production levels in line with market needs; and

•

Refining costs increased by Ps. 4,505 million, or 18.2%. This increase was driven by higher charges for electricity and other supplies, salaries and social security taxes, primarily driven by inflation, which were partially offset by lower charges for materials and spare parts.

Purchases

•

Fuel imports decreased by Ps. 16,854 million, or 52.7%, as a result of a decrease in diesel imports by Ps. 7,339 million, or 41.5%, and jet fuel by Ps. 7,673 million, or 69.9%, mainly due to lower imported volumes and lower domestic demand as a result of the impact of COVID-19 on domestic activity (see—Macroeconomic Conditions—COVID-19 outbreak);

•

Purchases of crude oil from third parties decreased by approximately Ps. 10,465 million, or 22.8%, due to a decrease in purchase volumes (due to lower processing) of approximately 35.3%, which was partially offset by an increase of 19.3% in the average purchase price (when measured in pesos) to third parties;

•

Natural gas purchases from other producers for resale to the retail distribution segment (residential and small businesses and industries) and from sales to the Company’s large clients (gas power plants and industries) decreased by Ps. 4,944 million, or 19.8% mainly due to a decrease in volumes acquired of 20.2%;

•

Purchases of biofuels decreased by Ps. 11,725 million, or 33.9%, mainly due to a decrease in the volumes purchased of FAME of 64.4% and a decrease in the volumes purchased of bioethanol of 31.8%, which were partially offset by an increase of 35.0% in the price of FAME and 32.9% in the price of bioethanol;

•

Receipt of grain increased by Ps 9,643 million, or 66.3%, through the modality of barter in the agro sales segment, which are accounted for as purchases. This increase reflects a 62.5% increase in average prices measured in pesos and a 2.3% increase in the volumes received. Further, fertilizers purchases increased by Ps. 9,638 million, or 170.5%, and lubricants purchases increased by Ps. 1,572 million or 101.0%, due to higher volumes;

•

During 2020, a negative existence variation of Ps. 13,332 million was registered driven by a consumption of inventories and a reduction in the cost of the Company’s inventories. Further, during 2019, a negative existence variation of Ps. 6,726 million was registered driven by a consumption of inventories.

Administrative expenses

Administrative expenses during 2020, were Ps. 34,490 million, representing a 39.6% increase compared to Ps. 24,701 million during 2019. This increase was mainly due to higher personnel expenses associated with the Voluntary Retirement Program introduced by the Company in August 2020, higher fees and compensation for services expenses, IT licenses (many of which are denominated in US dollars) and higher charges in the depreciation of property, plant and equipment.

Total administrative and marketing expenses, as a percentage of total expenses, increased by 3 percentage points from 2019 to 2020 (16.2% to 19.2%), mainly due to an increase in the production costs that was lower to the increase in administrative and market expenses due to the decrease in activity experienced in 2020. See note 25 to the Audited Consolidated Financial Statements.

Selling expenses

Selling expenses in 2020, were Ps. 71,835 million, representing an increase of 44.0% compared to Ps. 49,898 million recorded during 2019. During 2020, we recorded a Ps. 8,861 million credit impairment charge, associated with the accumulated daily differences with distributors. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Tariff renegotiation” and Note 34.f to the Audited Consolidated Financial Statements. Excluding this non-recurrent charge, selling expenses increased by 26.2% compared to 2019, mainly due to higher charges for transportation of products caused by an increase in fuel prices and rates in the domestic market, higher taxes, charges and contribution expenses mainly due to the increase in exports taxes, higher provision for doubtful trade receivables, higher charges for depreciation of property, plant and equipment expenses, higher salaries and social security taxes expenses, and higher expenses related to work and services contracts, among others.

Exploration expenses

Exploration expenses in 2020 totaled Ps. 5,846 million, representing a decrease of 14.5% compared to Ps. 6,841 million in exploration expenses during 2019. This decrease was mainly due to a Ps. 686 million decrease in expenses for seismic and geological studies. Further, in 2020, we recorded a Ps. 246 million decrease in negative results from unproductive exploratory drilling compared to 2019. In addition, during 2020, exploratory investment was 97.7% less than such investment in 2019, mainly due to a substantial decrease in exploratory activity in response to the mandatory lockdown and quarantine measures that went into effect in March 2020.

(Impairment) / Recovery of Property, plant and equipment

During second quarter of 2020, the Company recognized an impairment charge of property, plant, and equipment and intangible assets of Ps. 49,170 million from UGE Gas – Cuenca Neuquina (Ps. 36,877 million net of the income tax effect) and Ps. 8,126 million from UGE Gas – Cuenca Austral (Ps. 6,095 million net of the income tax effect), attributable to an expected reduction in the prices of gas due to the situation that the market was facing both globally and locally. During the fourth quarter of 2020 and mainly due to the launch of the Plan GasAr, incentives to development gas projects increased, and YPF recognized a reversal in the charge for impairment of property, plant, equipment and intangible assets of Ps. 58,463 million from UGE Gas – Cuenca Neuquina (Ps. 43,848 million net of the income tax effect) and Ps. 7,706 million from UGE Gas – Cuenca Austral (Ps. 5,780 million net of the income tax effect). This reversal was mainly driven by an increase in the expected production of natural gas from the committed production curves under the Plan GasAr and the reduction in production costs. This reversal in the impairment charges did not affect the Company’s cash flows. For additional information, see “Provision of impairment of property, plant and equipment and intangible assets” in Note 2.c to the Audited Consolidated Financial Statements.

During 2019, the Company recognized a charge for impairment of property, plant and equipment of Ps. 41,429 million, mainly composed of Ps. 40,561 million from UGE Gas – Cuenca Neuquina (Ps. 30,421 million net of the income tax effect), derived from, among other effects, the decrease in gas (natural and liquid) prices due to the international market situation and also by specific local dynamics. This impairment charges did not affect the Company’s cash flow. For additional information, see “Provision of impairment of property, plant and equipment and intangible assets” in Note 2.c to the Audited Consolidated Financial Statements.

Other net operating results

Other operating results, net, during 2020, represented a gain of Ps. 3,949 million, compared to a loss of Ps. 1,130 million during 2019. This gain was mainly due to the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS of the entire package of shares on the Bandurria Sur area from Schlumberger Oilfield Eastern Ltd (“SPM”), which required the payment of the Ps. 6,356 million price owed by SPM to YPF due to SPM’s prior acquisition of the right to a 49% participating interest in such area. In addition, we recorded a gain of Ps. 4,420 million from the sale of the 11% participation of YPF in the area of Bandurria Sur to Bandurria Sur Investments S.A. (BSI). See Note 3 the Audited Consolidated Financial Statements. Further, during 2020, we recorded a gain of Ps. 2,719 million upon collection of insurance proceeds for the claims of lack of control of wells that occurred in the areas of Bandurria Sur and Loma La Lata in previous years. These effects were partially offset by the agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V, which, without recognizing facts or rights, establishes the termination of the charter agreement and the liquefaction services agreement for the liquefaction barge TANGO FLNG executed on November 20, 2018, and the termination of the arbitral claims initiated by EXMAR Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020, having these companies nothing else to claim against YPF with regards to such claim. As a consequence of such agreement, the Company recognized a loss of Ps. 8,285 million. For additional information, see Note 33.f to the Audited Consolidated Financial Statements.

Operating Loss

Operating loss during 2020, was Ps. 58,397 million, compared to an operating loss of Ps. 21,012 million in 2019, mainly due to the factors discussed above.

Net financial results

Financial results, net, during 2020, represented a loss of Ps. 11,301 million compared to a gain of Ps. 6,034 million during 2019. During 2020, we recorded higher negative interests of Ps. 17,685 million, mainly due to a larger stock of average debt denominated in pesos compared to 2019. Further, a Ps. 11,833 million gain on exchange differences was recorded on our net monetary liability position, mainly due to a lower depreciation of the peso during 2020, compared to 2019. In addition, during 2020, we recorded a Ps. 3,202 million increase in losses due to financial accruals. Further, gains of Ps. 9,019 million were recorded for transactions with financial assets and liabilities and a gain resulting from the valuation of financial assets at their fair value of Ps. 3,862 million, compared to a loss of Ps. 1,449 million for 2019.

Income tax

Income tax during 2020, represented a loss of Ps. 14,589 million, compared to a loss of Ps. 26,369 million in 2019. See note 16 to the Audited Consolidated Financial Statements.

Net loss and other comprehensive income

Net loss during 2020, represented a loss of Ps. 71,017 million, compared to a loss of Ps. 33,379 million recorded in 2019.

Other comprehensive income during 2020, totaled Ps. 206,500 million, compared to the Ps. 221,367 million income recorded in 2019, mainly attributable to the appreciation of property, plant and equipment.

As a result of the foregoing, during 2020, total comprehensive income represented a gain of Ps. 135,483 million, compared to a gain of Ps. 187,988 million in 2019.

Consolidated results of operations by business segment for the years ended December 31, 2020, 2019 and 2018

See the table of revenues and operating profit for each of our business segments for the years ended December 31, 2020 and 2019 in “Item 4. Information on the Company—Business Organization.” See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2019 for a comparative discussion of our consolidated results of operations by business segment for the year ended December 31, 2019 and 2018.

Upstream

At the operational level, in 2020 the daily production of hydrocarbons decreased by 9.2% compared to the same period in 2019, reaching 467 mboe/d. These variations were mainly affected by lower investments and activity in the oil and gas fields as a consequence of the measures adopted by the government to mitigate the COVID-19 pandemic since the second half of March 2020.

Daily crude oil production decreased by 8.5%, totaling 207 thousand mbbl/d. Production was mainly affected by lower investments and activity as a result of the effects of the pandemic.

Daily natural gas production decreased by 10.5% compared to 2019, reaching 35.6 mmm3/d, mainly due to the natural decline of the fields and the decrease in investments in a context of contraction of demand. Daily NGL production decreased by 5.0% in 2020 compared to the same period of the previous year due to lower gas production.

During 2020, the Upstream segment recorded an operating loss of Ps. 25,878 million, compared to an operating loss of Ps. 49,194 million in 2019.

Net income for the Upstream segment during 2020, totaled Ps. 291,840 million, representing a 1.1% increase compared to Ps. 288,631 million in 2019. In particular:

•

Crude oil sales increased Ps. 8,504 million, or 4.1%, mainly due to an increase in the intersegment price of crude oil of approximately 11.5% measured in pesos (a decrease of 23.7% in U.S. dollars). Additionally, crude oil volume transferred between the Upstream and the Downstream segments decreased by 6.6% (approximately 858 mmcm). Crude oil daily production during 2020 decreased by 8.5% compared to 2019, reaching 207 thousand bbl/d; and

•

Natural gas sales decreased by Ps. 5,771 million, or 6.7%, as a consequence of an 8.7% decrease in the natural gas volume transferred between the Upstream and the Gas & Power segments. Additionally, the average price in pesos of natural gas increased 1.7%. The natural gas daily production during 2020 decreased by 10.5% compared to 2019, to 35.6 mmcm/d.

Total operating costs during 2020 totaled Ps. 330,559 million (excluding exploration costs), representing a 13.7% increase compared to the Ps. 290,745 million operating costs recoded in the same period of 2019. In particular:

•

Property, plant and equipment depreciation costs increased by Ps. 8,311 million, or 6.9%, as a result of the appreciation of fixed assets as a consequence of the depreciation of the peso since these assets are valued in U.S. dollar, which is the functional currency of the Company, partially offset by a recovery of amortizations during the fourth quarter of 2020 related to a reduction on wells abandonment obligation costs (which are recorded as a liability);

•

Lifting costs increased by Ps. 8,412 million, or 7.8%, primarily as a result of an increase of the unit indicator in pesos of 16.8%, below the general wholesale prices increase of the local economy which had a year-on-year increase of 41.4%, affected mainly by the impact of the mandatory lockdown and quarantine measures introduced in March 2020 on our operation activity, which resulted in a downward adjustment in the levels of production, in addition to an increase in security protocols. Activities at the fields gradually resumed in the third quarter of 2020, with approximately 80 rigs being mobilized (including towers, workover and pulling equipment) on December 31, 2020;

•

Royalty and other charges related to production increased by Ps. 921 million, or 2.3%. Crude oil royalties increased by Ps. 1,502 million, or 5.1%, mainly due to a higher value at the wellhead of this product when measured in pesos, which was partially offset by lower production. This increase was further offset by a Ps. 582 million, or 5.7%, decrease in natural gas royalties and other charges associated with the production of natural gas, due to lower production;

•

Transportation costs linked to production (truck, pipelines and pipelines in deposits) increased by Ps. 1,440 million, which represents an increase of 15.7%, mainly due to an increase in tariffs in pesos, partially offset by lower volumes transported; and

•

Stand-by costs increased by Ps. 12,498 million, mainly due to the health crisis in Argentina that mandated a suspension in the execution of projects to guarantee the safety of our employees and to adjust production levels in line with market needs.

Upstream exploration expenses during 2020 were Ps. 5,829 million, representing a 14.5% decrease compared to Ps. 6,816 million in exploration expenses during 2019. This decrease was mainly due to a Ps. 686 million decrease in expenses for seismic and geological studies. Further, in 2020, we recorded a Ps. 246 million decrease in negative results from unproductive exploratory drilling compared to 2019. In addition, during 2020, exploratory investment was 97.7% less than such investment in 2019, mainly due to a substantial decrease in exploratory activity in response to the mandatory lockdown and quarantine measures that went into effect in March 2020.

During the second quarter of 2020, the Company recognized an impairment charge of property, plant, and equipment and intangible assets of Ps. 49,170 million from UGE Gas – Cuenca Neuquina (Ps. 36,877 million net of the income tax effect) and Ps. 8,126 million from UGE Gas – Cuenca Austral (Ps. 6,095 million net of the income tax effect), attributable to an expected reduction in the prices of gas due to the situation that the market was facing both globally and locally, as a consequence of the dynamics previously mentioned. During the fourth quarter of 2020 and mainly due to the launch of the Plan GasAr, incentives to development gas projects increased, and the Group YPF recognized a reversal in the charge for impairment of property, plant, equipment and intangible assets of Ps. 58,463 million from UGE Gas – Cuenca Neuquina (Ps. 43,848 million net of the income tax effect) and Ps. 7,706 million from UGE Gas – Cuenca Austral (Ps. 5,780 million net of the income tax effect). This reversal was mainly driven by an increase in the expected production of natural gas from the committed production curves under the Plan GasAr and the reduction in production costs. This reversal in the impairment charges did not affect the Company’s cash flows. For additional information, see “Provision of impairment of property, plant and equipment and intangible assets” in Note 2.c to the Audited Consolidated Financial Statements.

During the third quarter of 2019, the Company recognized a charge for impairment of property, plant and equipment of Ps. 40,561 million, from “UGE Gas – Cuenca Neuquina” (Ps. 30,421 million net of the income tax effect), produced, among other effects, by the decrease in gas (natural and liquid) prices due to the international market situation and also by specific local dynamics. The mentioned charge did not affect the cash flow of the Company. For furthermore information, see “Provision for impairment of property, plant and equipment” in Note 2.c to the Audited Consolidated Financial Statements.

Other Upstream operating results, net, in 2020, recorded a gain of Ps. 12,226 million, compared to a gain of Ps. 1,033 million during 2019. This gain was mainly attributable to the development agreement of the area Bandurria Sur in January 2020 where YPF was notified of the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS of the entire package of shares from SPM, which required the payment of the Ps. 6,356 million price owed by SPM to YPF due to SPM’s prior acquisition of the right to a 49% participating interest in such area. In addition, we recorded a gain of Ps. 4,420 million upon the sale of the 11% participation of YPF in the area of Bandurria Sur to Bandurria Sur Investments S.A. (BSI). See Note 3 to the Audited Consolidated Financial Statements. During the second quarter of 2020, we recorded a gain of Ps. 2,719 million upon collection of insurance proceeds for the claims of lack of control of wells that occurred in the areas of Bandurria Sur and Loma La Lata in previous years.

Downstream

Operating gain for the Downstream business segment during 2020, totaled Ps. 4,839 million, representing a decrease of 88.1% compared to the Ps. 40,653 million operating profit recorded during 2019.

During 2020, the processing level of our refineries was 73.3%, standing at approximately 15.5% below the level observed in 2019, mainly due to the mandatory lockdown and quarantine measures in response to COVID-19 that went into effect in March 2020, which resulted in a lower demand of refined products and, as a consequence, lower processing needs. Furthermore, there was a scheduled stoppage of Topping C at La Plata Industrial Complex between the end of August 2020 and the end of October 2020. Additionally, in the first quarter of 2019, there were incidents in Topping D at La Plata Industrial Complex and power outages in both La Plata and Luján de Cuyo Industrial Complexes, as well as a general power shutdown throughout the country in June 2019. With these levels of processing, a lower production of 6.6% for diesel and 26.8% for gasoline were obtain. Additionally, the production of other refined products such as liquefied petroleum gas (LPG), petroleum coal and asphalts decreased and the production of fuel oil, lubricant bases and petrochemical naphtha increased, all in comparison with the production during 2019.

Revenues from the Downstream business segment during 2020 totaled Ps. 540,063 million, representing a 0.9% increase compared to the Ps. 535,171 million revenues from the Downstream business segment recorded in 2019. Among the main factors that affected these revenues during this period are:

•

Diesel revenues in the Argentine domestic market increased by Ps. 13,347 million, or 5.9%, primarily as a result of an increase in the average price, measured in pesos, for diesel mix of approximately 19.2%, which was partially offset by a decrease in diesel sales volumes of approximately 11.1%. Such decrease in our sales volumes is consistent with the decrease in diesel sales in the Argentine domestic market of approximately 11.0% and the decrease in sale volumes of Infinia diesel (premium diesel) of 17.7%. These decreases are primarily attributable to the impact of the mandatory lockdown and quarantine measures in response to COVID-19 that went into effect in March 2020 (see—Macroeconomic conditions—COVID-19 outbreak);

•

Gasoline revenues in the Argentine domestic market decreased by Ps. 16,108 million, or 11.4%, primarily as a result of a decrease in the aggregate sales volumes of gasolines of approximately 29.9%, mainly derived from a 30.1% decrease in Infinia gasoline (premium), which is substantially consistent with the 26.9% decrease of sales volumes in the Argentine domestic market for gasoline. Such decrease in sales volumes was partially offset by an increase in the average price, measured in pesos, for gasoline mix of approximately 26.4%. These decreases are primarily attributable to the impact of the mandatory lockdown and quarantine measures in response to COVID-19 that went into effect in March 2020 (see—Macroeconomic conditions—COVID-19 outbreak);

•

Other revenues in the Argentine domestic market increased by Ps. 13,791 million, or 16.6%. This increase was mainly due to a 405.9% increase in fuel oil revenues, a 124.3% increase in fertilizer revenues, a 26.7% increase in residual coal, a 25.4% increase in lubricant revenues, a 11.1% increase in crude oil and a 4.7% increase in petrochemicals, in each case, due to an increase in prices measured in pesos, partially offset by a 62.7% decrease in sales of aero kerosene (driven by a 70.5% decrease in volumes and a 26.5% increase in prices when measured in pesos); and

•

Revenues obtained by the Downstream segment in foreign markets decreased by Ps. 6,138 million, or 7.2%. This decrease was driven by a decrease in foreign sales of aero kerosene of Ps. 16,983 million or 66.7%, mainly due to a decrease of 72.0% in the volumes sold, partially offset by a 19.0% increase in average prices measured in pesos. Further, foreign sales of petrochemicals decreased by Ps. 2,153 million and foreign sales of residual coal decreased by Ps. 1,248 million. These decreases were partially offset by an increase in foreign sales of lubricants and fuel oil by Ps. 2,418 million and Ps. 1,142 million respectively. Additionally, higher sales of flours and oils were recorded for Ps. 11,665 or 68.2%, due to an increase in average sales prices of 57.8% measured in pesos and a larger volume sold of 6.6%.

Total operating costs during 2020, reached Ps. 476,682 million, a 6.4% increase compared to the Ps. 448,202 million total operating costs recorded in. Among the main factors that affected operating costs during this period are:

•

A decrease in purchases of crude oil of Ps. 1,961 million, or 0.8%. While volumes purchased from third parties decreased by 35.3% (approximately 1,072 thousand mcm/d), the volume of crude transferred from the Upstream segment decreased by 6.6% (approximately 858 thousand mcm/d). This effect was partially offset by an increase in the prices of crude oil (when measured in pesos) of 12.7%

•

Fuel imports decreased by Ps. 16,854 million, or 52.7%, as a result of a decrease in diesel imports by Ps. 7,339 million, or 41.5%, jet fuel by Ps. 7,673 million, or 69.9%, and premium gasoline by Ps. 1,842 million, or 55.0%, mainly due to lower imported volumes;

•

Purchases of biofuels decreased by Ps. 11,725 million, or 33.9%, mainly due to a decrease in the volumes purchased of FAME of 64.4% and a decrease in the volumes purchased of bioethanol of 31.8%, which were partially offset by an increase of 35.0% in the price of FAME and 32.9% in the price of bioethanol;

•

Receipt of grain increased by Ps 9,643 million, or 66.3% through the modality of barter in the agro sales segment, which are accounted for as purchases. This increase reflects a 62.5% increase in average prices measured in pesos and a 2.3% increase in volumes received;

•	Purchase of fertilizers increased by Ps. 9,638, or 170.5%, mainly due to higher volumes;

•

A negative existence variation of Ps. 16,622 million was recorded, mainly due to a consumption of inventories, as compared to a Ps. 8,736 million negative existence variation registered in 2019 mainly due to a consumption of inventories;

•

Refining costs increased by Ps. 4,505 million, or 18.2%. This increase was driven by higher charges for electricity and other supplies, salaries and social security taxes, primarily driven by inflation, which were partially offset by lower charges for materials and spare parts;

•

Transport costs linked to production (naval, pipelines and pipelines) decreased by Ps. 449 million, or 4.0%, mainly due to lower activity, which was partially offset by an increase in rates measured in pesos; and

•

Depreciation of property, plant and equipment increased by Ps. 11,367 million, or 66.5%, primarily due to higher values of assets subject to depreciation with respect to 2019, due to the higher valuation thereof, taking into account the functional currency of the Company.

Selling expenses during 2020, increased by Ps. 12,401 million, or 27.5%, primarily as a result of higher taxes, charges and contribution expenses, driven by an increase in export taxes, as well as higher charges for depreciation of property, plant and equipment, higher salaries and social security taxes expenses, and higher contracts for works and services, among others.

Gas and Power

The Gas and Power business segment during 2020, recorded an operating loss of Ps. 18,994 million, compared to a Ps. 2,944 million operating profit recorded during 2019.

During 2020, net income totaled Ps. 130,314 million, representing a 6.8% decrease compared to the Ps. 139,752 million net income recorded in 2019. In particular:

•

Sales of natural gas in the domestic and foreign markets decreased by Ps. 5,790 million, or 6.7%, mainly due to a 9.4% decrease in volume sold related to lower production, which was partially offset by a 2.9% increase in the average price when measured in pesos (a 29.0% decrease when measured in U.S. dollars); and

•

Natural gas revenues from sales to the retail segment (residential and small general service category) and sales to the Company’s large clients (gas power plants and industries) decreased by Ps. 6,945 million, or 16.3%, mainly explained by a decrease in sales volumes of 24.4% partially offset by an increase in the average price of 10.6%, mainly of our controlled subsidiary Metrogas S.A.

In 2019, we started to operate the Tango FLNG unit through a contract with Exmar, a floating facility for natural gas liquefaction with exports that totaled Ps. 1,980 million during 2020, compared to Ps. 669 million during 2019.

During 2020, total operating costs were Ps. 141,005 million, a 4.6% increase compared to the Ps. 134,784 million total operating costs recorded during 2019. In particular:

•

We recorded a credit impairment charge of Ps. 8,861 million, associated with the accumulated daily differences with distributors. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Tariff renegotiation” and Note 34.f to the Audited Consolidated Financial Statements;

•

Natural gas purchases decreased by Ps 6,097 million, or 7.0%. A 1.7% increase was observed in natural gas prices when measured in pesos and a decrease in volumes sold of 8.6%. In turn, volumes purchased from third parties decreased by 8.7%, while the volume of natural gas transferred from the Upstream segment decreased by 3.0%;

•

Natural gas purchases from other producers for resale to the retail distribution segment (residential and small businesses and industries) and from sales to the Company’s large clients (gas power plants and industries) decreased by Ps. 4,989 million, or 20.7%, mainly due a decrease in volumes acquired; and

•	The operative cost related to Tango FLNG increased by Ps. 3,552 million, mainly since the unit started to have significant activity by the end of 2019;

In the fourth quarter of 2020, an agreement was signed between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V, which, without recognizing facts or rights, establishes the termination of the charter agreement and the liquefaction services agreement for the liquefaction barge TANGO FLNG executed on November 20, 2018, and the termination of the arbitral claims initiated by EXMAR Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020, having these companies nothing else to claim against YPF with regards to such claim. As a consequence of such agreement, the Company recognized a loss of Ps. 8,285 million. For additional information, see Note 33.f to the Audited Consolidated Financial Statements.

Central Administration and Other

During 2020, the operating loss of Central and Other Administration totaled Ps. 22,305 million, a 40.6% increase compared to the operating loss of Ps. 15,866 million during 2019. This increase in operating loss of Central and Other Administration was mainly due to increases in salaries and social security taxes expenses associated with the Voluntary Retirement Program applied by the Company since August 2020, higher charges for computer licenses, which are dollarized, added to higher charges for depreciation of property, plant and equipment.

Consolidation Adjustments

Consolidation adjustments during 2020, which correspond to the elimination of the results between the different business segments that have not transcended to third parties, had a positive amount of Ps. 3,941 million, compared to a positive amount of Ps. 451 million in 2019. In both such periods, (i) the gap between the transfer prices between segments and the production cost of the Company’s inventories decreased, and (ii) the movement of transfer prices reflects the changes in market prices, especially of crude oil.

Liquidity and Capital Resources

Liquidity

The Company closely monitors liquidity levels in order to attend cash needs from business operations and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of (i) cash and cash equivalents (cash in hand, deposits held at call with banks, money market mutual funds and other short-term highly liquid investments with maturities of 3 months or less), and (ii) investment in financial assets (treasury bills and Argentine Treasury Bonds).

In order to fulfill our financial needs, the access to bank credit facilities together with local and international debt capital markets, provide a material source of funding in the short-term and long-term. The Company issued several series of notes in the local and international markets at different currencies, interest rates and tenors (see —Financial condition) under a Global Medium-Term Notes Program and under the Frequent Issuer Regime. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and / or the Electronic Open Market (Mercado Abierto Electrónico) in Argentina, while international issues are also authorized for trading on the Luxembourg Stock Exchange. For additional information about the outstanding notes of YPF S.A. and of our controlled companies as of December 31, 2020, see Notes 4 and 20 to the Audited Consolidated Financial Statements.

Based on the level of our outstanding financial debt and our dependence on capital to maintain a significant investment program, we have a recurrent need for debt funding to refinance maturing debt and finance our capital investments. We are therefore affected by the local and global macroeconomic environments as well as local and global financial market conditions. This exposes us to certain risks, including, among others, liquidity risk, market risk (interest rate risk, exchange rate risk and price risk) and credit risk. For information related to Financial Risk Management see note 4 to the Audited Consolidated Financial Statements.

Cash and cash equivalents

Given the restrictions imposed by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7,030 of BCRA (see Note 34.k to our Audited Consolidated Financial Statements and “Item 10. Additional Information—Exchange Regulations”), YPF was required to take all its liquidity onshore into Argentina and reduce its portion of cash and cash equivalents denominated in currencies other than pesos. As of December 31, 2020, cash and cash equivalents, which are mainly destined to finance short-term operating and financial needs, were comprised 80.5% in pesos and 19.5% in foreign currency (mainly U.S. dollars), compared to 34.3% and 65.7%, respectively, as of December 31, 2019. In addition, in order to cover exchange rate variations, as of December 31, 2020, the Company hedged some of its cash portion in pesos with derivative financial instruments (local non-deliverable forwards), following the accounting policy defined in Note 2.b.17 to the Audited Consolidated Financial Statements. See additionally “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our derivative risk management activities could result in financial losses.”

Loans

Total loans outstanding as of December 31, 2020, 2019 and 2018 were Ps. 678,306 million, Ps. 526,760 million and Ps. 335,078 million, respectively, consisting of (i) current loans (including the current portion of non-current loans) of Ps. 150,731 million and non-current loans of Ps. 527,575 million as of December 31, 2020, (ii) current loans of Ps. 107,109 million (including the current portion of non-current loans) and non-current loans of Ps. 419,651 million as of December 31, 2019 and (iii) current loans of Ps. 64,826 million (including the current portion of non-current loans) and non-current loans of Ps. 270,252 million as of December 31, 2018. As of December 31, 2020, 2019 and 2018, 94%, 92%, and 86% of our loans were denominated in U.S. dollars, respectively. Moreover, as of December 31, 2020, 89% of our total consolidated debt accrues interest at a fixed rate. Regarding our debt composition, as of December 31, 2020 our senior notes represented 86%, while the remaining 14% consisted of trade facilities and other bank loans.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. The position of our repurchased bonds as of December 31, 2020 and 2019, was Ps. 0 million and Ps. 326 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

Our Global Medium-Term Notes Program was approved at a shareholders’ meeting held on January 8, 2008 for an amount up to U.S.$ 1.0 billion. The funds of the program can be used exclusively to make investments in fixed assets and working capital within Argentina. On September 13, 2012, April 30, 2013, February 5, 2015 and April 29, 2016, our shareholders approved successive increases to the amount of the program, equal to U.S.$ 2.0 billion, U.S.$ 2.0 billion, U.S.$ 3.0 billion and U.S.$ 2.0 billion, respectively, resulting in a maximum nominal amount in circulation at any time under the program of U.S.$ 10.0 billion, or its equivalent in other currencies. In addition, our shareholders approved a five year extension to the term of our MTN Program, starting from October 25, 2017. Both decisions were approved by our Board of Directors, who delegated to certain authorized officials the determination of the opportunity, amount, and other conditions of any issue of securities made under this authorization, which will be duly informed by the Company at the time of its effective issuance through the relevant publications. On March 29, 2021, at its meeting, our Board of Directors resolved to approve the update of the program.

On December 28, 2018, we registered as “frequent issuer No. 4”, under the simplified regime for frequent capital markets’ issuers (régimen simplificado para emisores frecuentes) created by the CNV in June 2018. This regime seeks to speed up internal authorization processes within the CNV to promote the development of the local capital markets, while also generating more efficient control. The simplified regime allows frequent issuers such as YPF to significantly reduce the timeline of the offering process, which in turn provides flexibility to take advantage of favorable market conditions in local and international markets. On January 7, 2021 the Board of Directors authorized the issuance of Negotiable Obligations for up to a maximum outstanding amount of US$ 6,500,000,000 which was subsequently approved by the CNV Board through Resolution No. 20,939 dated January 27, 2021.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2020, plus accrued but unpaid interest as of that date:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years
	(in millions of pesos)
Loans	678,306	150,731	78,543	60,020	66,164	132,104	190,744

Our Class XLVII Notes matured on March 23, 2021. Prior to their maturity, in July 2020, the Company refinanced approximately 58.7% of such bond. As of December 31, 2020, the residual amount of the Class XLVII Notes after the July 2020 exchange amounts to Ps. 35,488 million, which is included in column “less than 1 year” of the table above.

In addition, in accordance with the provisions established by the Communication “A” 7106 of the BCRA, we offered a new voluntary debt exchange to holders of the Class XLVII Notes outstanding and to holders of other foreign-law governed securities maturing between 2024 and 2047, for a total face value of approximately U.S.$ 6.2 billion. On February 8, 2021, the Company announced that holders representing more than 30% of such securities (in particular, 59.9% of the residual Class XLVII Notes) had participated in the exchange providing a cash flow relief of U.S.$ 577 million for 2021 and 2022. Taking into account such exchange, the residual amount of Class XLVII Notes amounts to Ps. 14,220 million, which reduces the column “less than 1 year” to Ps. 129,463 million. For more information see “Subsequent Events” in Note 38 to our Audited Consolidated Financial Statements.

Covenants in our indebtedness

Most of our financial debt generally contains usual covenants for contracts of this nature, which includes financial covenants in respect of the Company’s consolidated leverage ratio, debt service coverage ratio, and events of defaults triggered by materially adverse judgments, among others. For additional information see Notes 15, 31 and 32 to the Audited Consolidated Financial Statements.

As of December 31, 2020 and as of the date of this annual report, the Company had exceeded the limit established in the leverage ratio required in the covenants contained in several outstanding debt instruments of the Company, and, consequently, even though there is no acceleration of amounts owed or impact on the refinancing of existing loans, it has certain limitations in its ability to take on additional debt. However, certain exceptions to such covenants provide the Company with certain flexibility to manage its debt. See “Item 3. Key Information—Risk factors—Risks Relating to our Business—If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt” and “Item 3. Key Information—Risk factors—Risks Relating to our Business—Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.

For information regarding the financial situation of our subsidiary Metrogas, see Note 4 to the Audited Consolidated Financial Statements.

Granted guarantees

For information regarding to granted guarantees, see Note 33.e to the Audited Consolidated Financial Statements.

Cash Flow information for the periods 2020 and 2019

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the year ended December 31,
	2020	2019
	(in millions of pesos)
Net cash flows from operating activities	209,216	217,137
Net cash flows used in investing activities	(109,161)	(163,879)
Net cash flows used in financing activities	(121,112)	(56,082)
Translation differences provided by cash and equivalents	9,575	22,896

Net (decrease) / increase in cash and equivalents	(11,482)	20,072
Cash and cash equivalents at the beginning of the fiscal year	66,100	46,028
Cash and cash equivalents at the end of the fiscal year	54,618	66,100

Net cash flows from operating activities were Ps. 209,216 million in 2020 compared to Ps. 217,137 million in 2019. This decrease of 3.6% was primarily due to lower operating results (without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right of use assets, and unproductive exploration drilling), partially offset by a decrease in working capital that includes the collection of twelve installments of the “Natural Gas Programs”.

Cash flows used in investing activities were Ps. 109,161 million in 2020, compared to Ps. 163,879 million in 2019, representing a 33.4% decrease compared to 2019, as a result of a decrease in investments of property, plant and equipment and intangible assets of Ps. 46,839 million, a decrease in contributions and acquisitions of interests in associates and joint ventures of Ps. 4,826 million and higher proceeds from the sale of areas of Ps. 13,485 million related to the transfer of the SPM’s share package of the Bandurria area, the collection associated with the transfer of 11% of the Bandurria Sur area and the collection related to the operation of the CAN_100 offshore area (see Note 4 to the Audited Consolidated Financial Statements), partially offset by higher payment for acquisition of financial assets, net of collections and interests of Ps. 10,432 million.

Net cash flows used in financing activities in 2020 were Ps. 121,112 million, which were primarily derived from the payment of interest of Ps. 60,681 million (significantly higher than the Ps. 41,606 million in 2019 as affected by the devaluation of the currency which resulted in increased interest payments in Pesos on our U.S. dollars denominated debt), net debt repayment of Ps. 35,895 million and the payment of leases of Ps. 23,290 million.

Cash flow of the next 12 months

For the year 2021, we have established a goal to stabilize and gradually recover our capacity to grow our oil and gas production for which our Board of Directors has approved a capital expenditure program in an amount of U.S.$ 2.7 billion, mainly focused in our Upstream operations. However, given the uncertain economic environment, and considering the uncertainty given the COVID-19 pandemic, the pending negotiation regarding the refinancing of the Argentine government’s debt with the International Monetary Fund and the Paris Club and the mid-term elections scheduled for October 2021, the Company will continue to prioritize financial discipline. In this regard, our ability to fully execute our capital expenditures program in 2021 will depend, primarily, on our ability to improve our operating cash flow and, to a lesser extent, on the possibility of raising net new debt (within manageable leverage levels) and potentially divesting some non-strategic assets. We consider that our working capital is reasonable for the Company’s present and future requirements.

In the case of Upstream, the investment plan for 2021 has a strong focus on unconventional fields and on actively managing the natural decline in conventional fields. Regarding the breakdown between oil and gas, the plan establishes significant investments in oil, but allocates resources to investments in natural gas in line with the commitments assumed in our participation in the Plan GasAr. See note 34.g to the Audited Consolidated Financial Statements. In terms of production, when comparing 2021 to 2020, we expect to see a stabilization in output at about 208 mbbl/d in crude and 35 mmm3/d in natural gas. However, when analyzed sequentially, we expect the second half of 2021 to show the effects of the increased capex to be deployed in the first half, reaching an increased in the production of crude oil and natural gas in the second half of approximately 5% and 8%, respectively, compared to the same period in 2020. In the case of Downstream, the plan is focused on investments in sustainability, major maintenance and efficiency, including progress, still in its initial stages, in the execution of the project of “new specifications” of fuels, and the adaptation of logistics and refineries for unconventional oil processing.

In summary, assuming we manage to successfully secure the capital needed to fund our capex plan, which has already been partially funded through the voluntary debt exchange executed in early 2021 (see “—Loans”) but is still subject to actual improvements in operating cash flow as well as our ability to raise net new funding through taping the local capital markets as well as other funding sources and the potential divestment of non-strategic assets, we expect oil and gas production to grow along the year contributing to the medium-term normalization of our operations and economic results. Consequently, given that our plan to stabilize and sequentially grow our oil and gas production is highly dependent on our ability to increase the cash flow generated by our operations, which in turn depends on the continuation of the gradual recovery in fuels’ demand in the argentine market and our fuels’ net margins measured in U.S. dollars, any factors that may affect the economic recovery in Argentina (such as the result of the ongoing COVID-19 pandemic, lack of progress in the renegotiation of the debt with the IMF and political noise surrounding the mid-term elections) could generate a negative impact in our results of operations, cash flows, investing activities, financial position and also on potential available financing for our operations, thus affecting our liquidity. See “—Covenants in our indebtedness”.

In addition to the issues previously mentioned, there can be no assurance that our production, costs, prices, volumes of sales or our estimates of future cash flows from operations, among other items, could not be affected by other factors beyond our control and, as such, differ from our estimates. See “Item 3. Key Information—Risk Factors.”

Long term cash Flow

In the medium and long term we expect to recover our cash flow generation capacity through oil and gas production growth, efficiency in costs and a recovery in local prices aligned to international references and, therefore, become cash flow neutral in the coming years. We will likely require not only the reinvestment of our earnings in full or to a very large extent, but also the association with strategic partners to further accelerate the development of our world-class hydrocarbon resources, particularly the shale formation of Vaca Muerta, and the use of debt financing within levels that we consider prudent for companies in our industry, maintaining a clear focus on financial sustainability. From time to time, we may proceed with the sale of non-strategic assets or joint-venture arrangements, as part of the ongoing funding of our capital needs. In terms of liquidity, although we expect to be able to continue to work within levels that are consistent with a prudent policy associated with perceived financial risks, the company’s liquidity level will be subject to numerous factors that YPF does not control or influence, such as the prevailing economic and regulatory conditions in Argentina, international prices, the ability to obtain financing in satisfactory amounts at competitive costs, the funding in the capital markets, among others. See “Item 3. Key Information—Risk Factors.”

Material Cash Requirements

The following paragraphs sets forth information regarding our material commitments under commercial contracts as of December 31, 2020:

•

Debt: total debt amounted to Ps 960,717 million as of December 31, 2020 (of which Ps. 185,944 million correspond to debt maturing in less than one year). These projected amounts include interest due throughout the life of the instrument. Interest on variable rate instruments is calculated using the rate as of December 31, 2020.

•

Lease liabilities: total undiscounted (i.e. in nominal terms) lease liabilities amounted to Ps 55,475 million as of December 31, 2020 (of which Ps. 22,908 million correspond to debt maturing in less than one year). See Note 19 to the Audited Consolidated Financial Statements.

•

Purchases of goods and services: Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on YPF and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. For obligations with cancellation provisions, we considered the non-cancellable portion of the agreement terms or the minimum cancellation fee. In addition, purchase commitments under commercial agreements that do not provide for a total fixed amount have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts as of December 31, 2020.

Additionally, some of our purchase orders represent authorizations to purchase rather than binding agreements. In that regard, we have entered into certain agreements for the purchase of products that specify minimum prices and quantities based on a percentage of the total available market or based on a percentage of our future purchasing requirements. Due to the uncertainty of the future market and our future purchasing requirements, as well as the non-binding nature of these agreements, obligations under these agreements have not been considered. Payments related to these obligations were not significant as of December 31, 2020.

As of December 31, 2020, the Company was committed to purchase products and services for approximately Ps. 185,398 million (of which Ps. 64,577 million correspond to purchases maturing in less than one year). Our analysis was focused on quantitatively and/or qualitatively significant contracts (the sum of the contracts not analyzed is not significant as a whole).

The expected timing for payments of the obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

•	Other liabilities include:

o	Litigation and other contingencies, environmental liabilities and hydrocarbon wells abandonment obligations. See Note 15 to the Audited Consolidated Financial Statements.

o

Accounts payable, salaries and social security, taxes payable, among others, as set forth in our Audited Consolidated Financial Statements. As of December 31, 2020, other liabilities amounted to Ps. 322,633 million.

As a result of the extension of our concessions in certain exploration areas, we are committed to carrying out explorations activities and making certain investments and expenditures until the expiration of some of our concessions, for a total aggregate amount of Ps 572,631 million as of December 31, 2020. A portion of this amount is included in “Lease liabilities” and “Purchases of goods and services” for which contracts have been executed. See Note 33.c to the Audited Consolidated Financial Statements.

In addition, we have additional commitments under guarantees. See Note 33.e to the Audited Consolidated Financial Statements

Capital investments, expenditures and divestitures

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for each of the years ended 2020, 2019 and 2018.

	2020		2019		2018
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital expenditures and investments (1)
Upstream	79,249	70%	138,426	79%	77,016	79%
Downstream	23,420	21%	22,455	13%	15,632	16%
Gas and Power	4,905	4%	6,170	4%	1,968	2%
Central Administration and Others	4,882	4%	7,630	4%	2,877	3%
Total	112,456	100%	174,681	100%	97,493	100%

(1)	Includes acquisitions of properties, plant and equipment and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

We make capital expenditures to achieve the goals of the Company’s strategy described under “Item 4. Information on the Company—History and Development of YPF.”

Capital divestitures

Except as set forth in Note 3 to the Audited Consolidated Financial Statements, during 2020 there have been no material capital divestitures.

Quantitative and Qualitative Disclosures about Market Risk

For a description of our exposure to market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet agreements. Our off-balance sheet agreements are described in “—Liquidity and Capital Resources—Granted guarantees” and Note 33.e to the Audited Consolidated Financial Statements.

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

Board of Directors

Composition of our Board of Directors

Our Board of Directors is currently composed of 12 directors and 9 alternates. The fiscal year in which they were last elected and the fiscal year their term of appointment expires is as follows:

Name	Position	Age	Director Last Elected on	Term Expiration
Pablo Gerardo Gonzalez	Chairman and Director	52	2021	2021
Roberto Luis Monti	Director	82	2020	2021
Norberto Alfredo Bruno	Director	61	2020	2021
Horacio Oscar Forchiassin	Director	65	2020	2021
Ignacio Perincioli	Director	44	2020	2021
Pedro Martín Kerchner Tomba	Director	46	2020	2021
María de los Ángeles Roveda	Director	42	2020	2021
Ramiro Gerardo Manzanal	Director	49	2020	2021
Héctor Pedro Recalde	Director	82	2020	2021
Celso Alejandro Jaque	Director	60	2020	2021
Sergio Pablo Antonio Affronti	Director	51	2020	2021
Demian Tupac Panigo (1)	Director	46	2020	2021
Gerardo Damián Canseco (2)	Alternate Director	56	2020	2021
Guillermo Rafael Pons	Alternate Director	56	2020	2021
Adrian Felipe Peres	Alternate Director	79	2020	2021
Silvina del Valle Córdoba	Alternate Director	44	2020	2021
Miguel Lisandro Nieri	Alternate Director	48	2020	2021
María Martina Azcurra (2)	Alternate Director	50	2020	2021
Santiago Martínez Tanoira (2)	Alternate Director	48	2020	2021
Silvia Noemí Ayala (2)	Alternate Director	54	2020	2021
Santiago Álvarez	Alternate Director	40	2020	2021

(1)	Represents our Class A shares.
(2)	As of March 31, 2021, these individuals own less than one percent of our Class D shares.

Pablo Gerardo González

Mr. Pablo González earned a law degree from Universidad Nacional de La Plata where he also obtained a notary public degree. He also holds a degree in hydrocarbons law from Universidad Austral.

In 1994, Mr. González was a member of the board of Distrigas S.A. In, 1996 he served as Legal Manager at Servicios Públicos Sociedad del Estado. From 1999 to 2003, he served as Undersecretary for Fiscal Resources of Santa Cruz Province. He served as General Attorney of Santa Cruz Province from 2003 to 2007. In 2007, he served as Provincial Interior Minister, Provincial Representative and First Vice President in Santa Cruz House of Representatives. From 2008 to 2011, he was Chief of the Ministerial Cabinet of the Province of Santa Cruz. Between 2011 and 2015, he was National Senator in representation of the Province of Santa Cruz. Between 2014 and 2015, he was a member of the National Judicial Council. He was Vice Governor of Santa Cruz Province between 2015 and 2019. From 2019 to 2021, he was Provincial Deputy representative for the Province of Santa Cruz.

In February 2021, Mr. González was appointed Director and Chairman of the Board of YPF S.A.

Roberto Luis Monti

Mr. Monti earned undergraduate and master’s degrees in electrical engineering from the Universidad de Buenos Aires and holds a master in business administration from the American Management Association, New York. He has an extensive experience in the national and international energy industry. From 1995 to 1997, he was Chairman and General Manager of Maxus Energy Corporation. From 1997 to 1999 he held several positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was Executive Vice President of Exploration and Production of Repsol YPF in Argentina. Currently, he is a member of the Board of Directors of Tenaris S.A. Between April 2016 and January 2020 he was a member of the Board of Directors and Chairman of the Risk and Sustainability Committee of the Board of Directors of YPF. He has been a member of the Board of Directors of YPF since May 2020.

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

Horacio Oscar Forchiassin

Mr. Forchiassin holds a degree in mechanical engineering from the National University of Patagonia San Juan Bosco, of Comodoro Rivadavia, Province of Chubut, Argentina. He held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1995. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager and as Technical Representative in Operación Cañadón León. From 1995 to 2016 he held various positions in Tuboscope Vetco de Argentina S.A., Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period he was Director in Tuboscope Vetco of Canada INC. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A. and in January 2017 he was appointed as Alternate Director. Between February 2013 and December 2016, he was a member of the Board of Directors of Tradimex SAIyC. He has been a member of the Board of Directors of YPF since March 2020.

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

Pedro Martín Kerchner Tomba

Mr. Kerchner Tomba obtained a degree as certified public accountant from the Economic School of the Universidad Católica Argentina. He completed postgraduate degrees in financial strategy at the Universidad Nacional de Cuyo and in taxation at the Universidad de Tres de Febrero with a specialization in local taxation. Among other positions, between July 2006 and March 2008, he was Manager of the Mendoza Province Branch at Vangent S.A. He served as Administration Director of Justice and Security Minister of the Province of Mendoza, as Secretary of Finance of the Municipality of Godoy Cruz, Province of Mendoza and was elected as Deputy of the Province of Mendoza, Minister of Finance of the Province of Mendoza, and Alternate Director of YPF S.A. from December 2015 to March 2017. Between 2016 and March 2017 he served as President of the Federal Council of Fiscal Responsibility. He also served as Minister of Economy, Infrastructure and Energy of the Province of Mendoza until December 2019. In addition, he served as President of the Institute of Technological Industrial Development and Services of Mendoza (IDITS). He was also President and Vice President of the ProMendoza foundation and was President of the Institute of Commercial Development of Mendoza IDC. He was the founder of PMK Consultora S.A. Currently, he practices the profession privately. He has been a member of the Board of Directors of YPF S.A. since December 2019.

María de los Ángeles Roveda

Ms. Roveda graduated from the National University of La Pampa as a lawyer and notary public. She obtained a diploma in mining management and undertook a post-graduate specialization in oil and gas management. She has been a professor of mining and energy law at the School of Legal and Economic Sciences, National University of La Pampa since 2002. She has served in the Office of the Legal Adviser of La Pampa Treasury and Finance Ministry since 2003. From 2011 to 2019, she was in charge of the Mining Directorate at the Ministry of Production, Hydrocarbons and Mining Undersecretariat of the Province of La Pampa. She is currently Chair of the Board of PAMPETROL S.A.P.E.M. She was appointed regular director of YPF on November 10, 2020.

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

Héctor Pedro Recalde

Mr. Recalde holds a law degree from the Universidad de Buenos Aires, he was full professor of different subjects related to labor law at the University of Buenos Aires. He was a Legal Advisor of Trade Union Organizations, Chief of Advisors in the General Confederation of Labor of the Argentine Republic, Member of the Advisory Council of the Association of Labor Lawyers. He was a technical Advisor representing the workers sector of the Employment, Productivity and Minimum Living and Mobile Wages Council, General Secretary of the Association of Personnel of Social Welfare Organizations. He was a counselor of the Judicial School of the Council of the Magistracy of the Nation, Director of the Labor Law Magazine, Editorial Ministry of Justice and Human Rights of the Nation. He served as Deputy of the Nation and President of the Labor Legislation Commission of the Honorable Chamber of Deputies of the Nation between 2006 and 2015. From November 2014 to July 2016 he was a member of the Council of the Magistracy of the Nation. He has been a member of the board of directors of YPF since March 2020.

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

Sergio Pablo Antonio Affronti

Mr. Affronti holds a degree in administration and a public accounting degree from the Universidad Católica Argentina, with a postgraduate degree in business from the IAE. He also completed the oil & gas management and engineering program at the University of Texas in Austin. He joined YPF in 1993 as Production Supervisor in Mendoza and his technical profile led him to live and work in different areas in the Gulf of San Jorge and Neuquén Basins. He pursued his professional career with Repsol-YPF and Repsol in Latin America, Europe and Northern Africa. He served as Strategic Planning Manager for Upstream Latin America, Director of Supply and Contracts for Upstream, Technical Planning Director for gas projects in Algeria, Planning and Management Control Director for Europe, Asia and Africa, Country Manager and General Manager in Ecuador and Director of Corporate Development. From June 2012 until 2016 he served as Services Vice President and Alternate Director for YPF, as well as President of Astra Evangelista and YPF Technology. Prior to being appointed Chief Executive Officer at YPF, he has been working as an independent consultant in strategic projects for foreign and national companies in Argentina and Latin America. He has been the Chief Executive Officer of YPF S.A. and a member of the YPF Board of Directors since April 2020.

Demian Tupac Panigo

Mr. Tupac Panigo holds a bachelor’s degree in economics from the University of La Plata and obtained a master’s degree in labor social sciences from the University of Buenos Aires. He holds a Doctoral Degree in Economics from the École des Hautes Études en Sciences Sociales, France. He served as Economist for Latin America at Ixis Corporate & Investment Bank between 2003-2004 (Paris, France). Between 2007 and 2012, he held various positions in the Ministry of Economy and Production of the Nation, among others, serving as National Director of Macroeconomic Programming. He currently holds an independent researcher position at Consejo Nacional de Investigaciones Científicas y Técnicas (Conicet). He is professor at Moreno, La Plata and Buenos Aires Universities, where he teaches undergraduate and postgraduate courses. He was Deputy Chairman of Fabricaciones Militares Sociedad del Estado until December 16, 2020. He has been a member of the Board of Directors of YPF since December 17, 2020, representing Class A shares.

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

Guillermo Rafael Pons

Mr. Pons is a certified public accountant from the National University of Comahue in the Province of Neuquén. He earned a master of business administration at the International Business School (EIN). From December 1991 to December 2000 he practiced the profession privately. From January 2001 to October 2011 he was partner in Estudio Molinaroli, Perticarini, Pons y Asociados. He was Director General of Administration of the Ministry of Government and Justice of the Province of Neuquén between May 1994 and November 1995. He served as Secretary of the Treasury of the Municipality of Neuquén between June 1995 and December 1995. Between November 1994 and May 1995, he was General Director of Administration of the Secretary of State for Social Action of the Province of Neuquén. He was also Administrative Manager of the U.E.F.E. (Unidad Ejecutora Central de Proyectos con Financiamiento Externo) of the Province of Neuquén, between 1999 and 2000. He also served as a consultant to the Superintendency of Economic Management of the Province of Río Negro in 1996. He was an advisor to the Legislature de Río Negro between 2003 and 2007. Currently, he is a partner of BMP Estudio & Consultora SRL since 2011. Currently, he is the Minister of Economy and Infrastructure of the Province of Neuquén. He has been an alternate member of the Board of Directors of YPF since April 2020.

Adrián Felipe Peres

Mr. Peres obtained a law degree from the Universidad de Buenos Aires. He was professor of civil law and contracts at the University of Buenos Aires and the Pontificia Universidad Católica Argentina. Between 1968 and 1976 he worked as a Lawyer for the Secretary of Energy. From 1976 to 1981 he was Advisor and then Director of Contracts for YPF. Also, he served as Advisor to the Ministry of Mining between 1981 and 1982. In that same year he was a lawyer of counsel at Cárdenas, Hope & Otero Monsegur. From 1982 to 2011 he worked at Bridas S.A. where he held various positions, first as a Lawyer, then Commercial Director until finally being Vice President. In addition, he was Officer of Oil Committee of the International Bar Association, he was President of the Energy Law Association, he was a member of the Board of the Argentine Institute of Oil and Gas (IAPG). Moreover, he was a member of the Board of the Center for Argentine Political Economy (CEPA). Also, from 1995 he has been a member of the Board, Executive Director and, since 2020, he has been the President of the Chamber of the Petroleum Industry. He has been an alternate member of the Board of Directors of YPF since April 2020.

Silvina del Valle Córdoba

Ms. del Valle Córdoba obtained a degree in international relations and a degree in political science from the Universidad Católica de Córdoba. She completed, among other, the following postgraduate seminars at the Universidad Nacional de la Patagonia Austral: in public management and organization; in public sector economics; in state, society and public policies of Argentina. She also completed a Postgrade course in State Politics in the Framework of Globalization at the Georgetown University. She served as Director of Strategic Organization and Provincial Director of Statistics and Censuses of the Undersecretariat of Planning of the Province of Santa Cruz. Between 2012 and 2015, she served as Head of the Migration Delegation of the Ministry of the Interior and Transportation of the Nation. Between 2015 and 2019, she served as Secretary of Commerce and Industry of the Ministry of Production, Commerce and Industry of the Government of Santa Cruz. She is currently the Minister of Production of Santa Cruz. She has been an alternate member of the Board of Directors of YPF since August 10, 2020.

Miguel Lisandro Nieri

Mr. Nieri earned a degree in economics from the National Universidad Nacional de Cuyo and holds a master’s degree in finance and management control from the ADEN Business School, University of San Francisco. He has held several positions throughout his career, including Advisor of the Ministry of Finance of the Province of Mendoza from January 2000 to November 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of Mendoza from July 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June 2006 to April 2007, Business Manager of Puente Hnos. Sociedad de Bolsa in Cuyo from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Province of Mendoza from March 2017 until July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice. Currently he is Minister of Finance of the Province of Mendoza. He has been an alternate member of the Board of Directors of YPF since March 2017.

María Martina Azcurra

Mrs. Azcurra holds a degree in public accounting and a business administration degree from the Universidad de Buenos Aires and a master’s degree in business management from the Universidad del Salvador. She has been our Human Resources Manager for Downstream since 2017. Between 2010 and 2017 she took on different managing positions within the Commercial Downstream area. Previously, from 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control, in the Finance area. She joined YPF in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. She has been an alternate member of the Board of Directors since June 2020.

Silvia Noemí Ayala

Mrs. Ayala holds a degree in public accounting from the Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from the ESEADE. She has been the Financial Services Department Manager in YPF since June 2018. In 2012 she was appointed Treasury Manager. Previously, from 2008 until 2011 she served as SAP Processing Coordinator and as Chief of Planning and Management Control. She took on different roles in relation to the administrative and financial processes until 2007. She joined YPF in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF that operates service stations. She has been an alternate member of the Board of Directors since June 2020.

Santiago Álvarez

Mr. Álvarez holds a law degree from the Universidad de Buenos Aires. From 2007 to 2009 he was Legislative Advisor of the Social Communication Committee in the Legislature of the Autonomous City of Buenos Aires. From 2009 to 2011 he served as Deputy Manager of Institutional Relations of Aerolineas Argentinas SA. From 2011 to 2012 he was the News Manager in TV Pública. Between 2012 and 2015 he was Chairman of Agencia Télam. From 2016 to 2020 he worked as Creative Director in Monteagudo Agencia. He has been our Corporate Affairs, Communications and Marketing Executive Vice President since January 2020 and he has been an alternate member of the Board of Directors since April 2020.

Santiago Martínez Tanoira

Mr. Martínez Tanoira earned a degree in industrial engineering from the Instituto Tecnológico de Buenos Aires (ITBA), and he holds a master’s degree in business administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the USA. In 1998, he joined YPF and took on several roles within the Petrochemical Business . He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemistry Director at YPF from August 2011 until 2012. He was also member of the Board of Directors of Profertil S.A. From 2012 until September 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. Mr. Martínez Tanoira was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. He is Chairman of the Board of Directors at Compañía MEGA and YPF EE. Currently, he serves as our Gas and Power Executive Vice President. He has been an alternate member of the Board of Directors since April 2017.

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

Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with the Company. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above requirements may only be carried out with prior approval of the Board of Directors or, in the absence of a quorum at a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by our shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved the transaction will be held jointly and severally liable for any damages caused to us and the agreement shall be void.

Any director whose personal interest conflicts with those of the Company on any matter shall notify the Board of Directors and the Supervisory Committee and abstain from voting on the matter. Otherwise, such director may be held jointly and severally liable to the Company for the damages caused by his acts and omissions.

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

As part of its continuing process of improving the corporate governance of the Company, the Board of Directors implemented an evaluation process for fiscal year 2020.

In that sense, the Board’s self-assessment was carried out during 2020 and covered aspects related to the functioning of the Board of Directors in general, its committees and its members individually.

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

The Board of Directors was informed of the results of such self-assessment and considered that the functioning and effectiveness of the Board of Directors of YPF S.A. is satisfactory. The Board can also entrust the Corporate Secretary with the preparation and implementation of improvement proposals for the year 2021 based on the results obtained under the Company’s Corporate Governance continuous improvement plan.

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

Also, during 2020, different awareness and training actions were carried out to several audiences within Technology Areas as IT and Cybersecurity. Additionally, we continued raising internal awareness about typical security issues like: phishing, ransomware, data leak, etc. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may suffer information technology system failures, network disruptions, and breaches in data security that could negatively affect our business, financial position, results of operations, and cash flows.”

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position
Sergio Pablo Antonio Affronti	CEO
Pablo Iuliano	Unconventional Upstream Vice President
Gustavo Astié (1)	Conventional Upstream Vice President
Mauricio Martín (1)	Downstream Vice President
Santiago Martínez Tanoira (1)	Gas and Power Vice President
Alejandro Daniel Lew	CFO
Carlos Alberto Alfonsi (1)	Services Vice President
Santiago Álvarez	Corporate Affairs, Communication and Marketing Vice President
Germán Fernández Lahore (1)	Legal Affairs Corporate Vice President
Marcos Sabelli (1)	Strategy and Business Development Vice President
Gustavo Chaab (1)	Environment, Health and Safety Vice President
Gustavo Medele	Human Resources Vice President

(1)	As of March 31, 2021, these individuals owned less than one percent of our Class D shares.

In addition to the members of our senior management for whose outside business interests and experiences were described above, we include the following:

Pablo Iuliano

Mr. Iuliano holds a degree in chemical engineer from Universidad Tecnológica Nacional (UTN). He joined YPF in 1998 and developed his career in the Upstream business, in different assets and operations (Golfo San Jorge Basin, Mendoza and Neuquén), in areas of Oil & Gas Production Operations, Drilling & Completions and Engineering. He led the business in Loma Campana area (developed by YPF in association with Chevron), from May 2013 to 2017. In June 2017, Mr. Iuliano continued his career at Tecpetrol, as director of Cuenca Neuquina and Regional Manager VM. Mr. Iuliano serves as our Vice President of Unconventional Upstream since May 2020.

Gustavo Astié

Mr. Astié holds a degree in oil engineer from the Universidad Nacional de Cuyo. He began his career at Perez Companc / Petrobras, where he spent 10 years working in the Austral Basin and the Neuquén Basin. He joined YPF in 2005, developing his career in different areas of our Upstream business, such as Planning and Management Control for the Exploration Unit, Planning and Management Control for the West Business Unit, Strategic Planning Manager, Asset Manager, ANC Business Manager and NOC Executive Manager. Mr. Astié serves as our Vice President of Conventional Upstream since May 2020.

Mauricio Martín

Mr. Martin holds a degree in industrial engineer from the Universidad Nacional de Cuyo, with several specialization programs from IAE Business School and an MBA from UCEMA. He joined YPF in 1997, developing his career in different areas and functions of our downstream business, as Process Engineer, Production Manager, CMASS Manager, Industrial Complex Manager, Manager of Planning and Technical Development. Since June 2017 he has served as the Logistics Executive Manager of the Company. Mr. Martin has served as our Vice President of Downstream since May 2020.

Alejandro Daniel Lew

Mr. Lew holds a degree in economics from the University of Buenos Aires. He held various positions at Banco Itaú, Argentina (1997) and the Ministry of Economy of Argentina (1996). In 1997 he joined JPMorgan (formerly Chase Manhattan Bank) at their New York offices holding various positions (promoted from Analyst to Vice President along the years) within different groups, including, primarily, several years with the Latin America Debt Capital Markets team, Between May 2004 and February 2007, he served as Vice President of Local Markets at JPMorgan Chase Bank, Sucursal Buenos Aires, Argentina. Between February 2007 and March 2009, he served as Managing Director – HSBC Securities Inc., based in Buenos Aires, Argentina, where he was jointly responsible for leading the Latam Debt Capital Markets team with professionals in New York and in Buenos Aires while also being responsible for derivatives marketing in Argentina in a joint effort with the derivatives structuring team in New York. Between June 2012 and April 2016, he served as CFO of Genneia S.A. mostly involved in identifying sources of financing to consolidate the Company’s capital structure and allow for the materialization of an aggressive investment pipeline. Between May 2016 and December 2019, he served as CEO of 360 Energy Group (Renewable Energy).

Carlos Alberto Alfonsi

Mr. Alfonsi is a chemical engineer who graduated from the Universidad Tecnológica de Mendoza, Argentina. He qualified as IMD Managing Corporate Resources from Lausanne University and studied at the Massachusetts Institute of Technology. In 1987, he joined YPF and held several positions as Operations Manager, Director of La Plata Refinery, Director of Operation Planning, Director of Trade and Transport in Latin America, Director of Refinery and Marketing in Perú, Country Manager for Perú and R&M for Perú, Chile, Ecuador and Brazil. He was the Executive Vice President for Downstream from June 2010 to August 2016. He is President of A-Evangelista S.A. He was an alternate member of the Board of Directors of YPF from March 2008 to June 2012 and Director from 2012 until 2016. He served as Executive Vice President of Operations and Transformation. He has been our Services Vice President since May 2020. He has been an Alternate member of the Board of Directors since April 2016.

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

Marcos Sabelli

Mr. Sabelli holds a degree in petroleum engineering and a master’s degree in economics of oil and gas both from the Instituto Tecnológico de Buenos Aires (ITBA). He also earned a diploma in marine transportation and crude oil trading from the University of Cambridge and a Diploma in management development program from the IAE Business School. He joined YPF in 1994, developing his career in different positions in Argentina, the United States and Europe. He has occupied strategical positions in YPF, such as International Trade Manager from 2008 to 2010, Industrial Sales Director from 2010 to 2012 and Executive Leader of Transformation from 2018 to 2020. Mr. Sabelli is our Vice President of Strategy and Business Development since May 2020.

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

Gustavo Medele

Mr. Medele is an electronic engineer graduated from the Northern Alberta Institute of Technology, Canada. He later specialized in Information Technology, having obtained a Bachelor IT Degree from the University of Phoenix, US.

Mr. Medele held various managing and operating positions in Schlumberger. From 1995 to 2007 he served in several positions in Argentina, Brazil, Venezuela and Central America. Between 2007 and 2009, he served as Vice President of Human Resources for the Middle East and Asia, being responsible for employee development and benefit policies, as well as for external relations, in 35 countries from Egypt to New Zealand. From 2009 to 2013, he served as Vice President of Operations in Mexico, where he was in charge of operations and integrated project management for Central America. Between 2013 and 2018, he was General Manager of Schlumberger for Latin America and, as from 2018, Project Manager in the U.S. Mr. Medele has been our Human Resources Vicepresident since February 2021.

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

Composition and responsibilities of our Audit Committee

The Capital Markets Law, as such term is defined in “Item 9. The Offer and Listing” and Resolution No. 622/2013 of the CNV require Argentine public companies to appoint an Audit Committee (Comité de Auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee and a majority of its members must be independent directors. Executive directors of the Company are not permitted to sit on the Audit Committee.

See “—Independence of the Members of our Board of Directors and Audit Committee.”

The Board of Directors of the Company, at its meetings held on April 30, 2020, appointed the members of the Audit Committee, which was composed by Ramiro Manzanal, Pedro Martín Kerchner Tomba and Arturo Carlos Giovenco. Also, on December 17, 2020 the Board of Directors accepted the resignation of Mr. Arturo Carlos Giovenco and appointed Demián Tupac Panigo as member of the Board of Directors and of the Audit Committee. The current members of the Audit Committee are Ramiro Gerardo Manzanal, as chairman, and Pedro Martín Kerchner Tomba and Demián Tupac Panigo, as members. Additionally, Mr. Kerchner Tomba was designated by our Board of Directors as the “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

Our Audit Committee, among other functions:

•

Periodically supervises the functioning of the internal control systems and the administrative-accounting system, as well as the reliability of the latter, and of the financial information, hydrocarbons reserves information or other relevant information communicated to the National Securities Commission and the markets, in compliance the applicable information regime.

•	Gives its opinion regarding the proposal of the board of directors for the appointment of the external auditor of the Company, and oversees its independence.

•	Supervises the application of policies regarding information on risk management of the company.

•	Provides the market with complete information regarding operations in which there is a conflict of interest with members of the corporate bodies or controlling shareholders.

•	Opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators.

•	Verifies compliance with applicable national or international regulations for matters related to behavior in the stock markets.

•	Ensures that the internal Code of Ethics complies with normative demands and is adequate.

Activities of the Audit Committee

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From April 2020 to April 19, 2021, the Audit Committee held 21 formal meetings.

The Audit Committee must support the Board of Directors in its oversight duties, periodically review economic and financial information relating to us, supervise the internal financial control systems and oversee the independence of external auditors.

Economic and financial information

Using the assessment of the CFO and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2020 included in our report on Form 6-K furnished to the SEC on March 12, 2021.

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

The Audit Committee supervised the alignment of our internal control system for financial reporting with the requirements established by Sections 404 of the Sarbanes-Oxley Act. These regulations provide, among other requirements that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

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

As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ended December 31, 2021.

Independence of the Members of our Board of Directors and Audit Committee

The following described CNV regulations were taken into account to assess a director’s independence. In that sense, a director is considered independent if the main material relationship of such director with the Company is being a member of the Board of Directors. A director is not considered independent when such director (i) holds a position in the board of directors of the issuer’s controlling shareholder or any other entity in the issuer’s corporate group at the time of the director’s appointment or if he held such position during the immediately preceding three years; (ii) has an affiliation with the issuer or with any of its shareholders who have directly or indirectly a “Significant Participation” (as defined below) in the issuer at the time of the director’s appointment or in the companies in which they also have a direct or indirect “Significant Participation”, or if he had such affiliation with them by an employment relationship during the immediately preceding three years; (iii) has a professional relationship with, or is a member of a company or professional association that maintains habitual professional relationships of such a nature and relevant volume with, or receives remuneration or fees (other than those received in consideration of his performance as a director) from the issuer or any of its shareholders who has a direct or indirect Significant Participation in the issuer, or with a company in which they have a direct or indirect Significant Participation. This prohibition extends through the preceding three-year period to the director’s appointment; (iv) directly or indirectly owns at least 5% in the issuer or in any other entity which holds a Significant Participation in the issuer; (v) directly or indirectly habitually sells or provides goods or services (other than those set forth in (iii) above) of relevant nature and volume to the issuer or to any of its shareholders who has a direct or indirect Significant Participation in the issuer for an amount substantially exceeding his remuneration as a member of the board of directors. This prohibition extends through the preceding three year period to the director’s appointment; (vi) has been a director, manager or executive officer of non-for profit organizations which have received contributions in excess of those set forth in Resolution UIF No. 30/2011 (as amended) from the issuer, its controlling shareholder, any other member of the issuer’s corporate group or from the executive officers of any of them; (vii) is entitled to any payments, including those derived from the director’s participation in stock option plans, from the issuer or any company of its corporate group (other than those received in consideration of his performance as a director, dividends perceived pursuant to item (iv) or payments pursuant to item (v) above; (viii) has been a director of the issuer, its controlling shareholder or any other member of the issuer’s corporate group for more than ten years, provided that the director will be deemed independent following a three year period after he ceased to hold any such position; or (ix) is the spouse or legally recognized partner or family member (up to second grade of affinity or up to third grade of consanguinity) of persons who, if they were members of the board of directors, would not be deemed independent. In case that, following the director’s appointment, such director became subject to any of the restrictions in items (i) through (ix) above, such director shall be required to disclose this to the issuer, who in turn will be required to disclose it to the CNV and to the stock markets in which the issuer’s stock is quoted, immediately after its occurrence or after being noticed. The directors and members of the Supervisory Committee trustees appointed by the State are deemed independent. The term “Significant Participations” shall be deemed to refer to such persons that hold an interest of at least 5% of the capital stock and/or votes, or a lesser amount when they allow the appointment of one or more class directors or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.

“Economic group” shall mean controlling companies, controlled companies and those affiliated in which there is a relevant influence in the decisions. Direct and/or indirect interests through companies or individuals are considered.

As of the date of this annual report, Directors Pablo Gerardo González, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Maria de los Ángeles Roveda, Ramiro Gerardo Manzanal, Hector Pedro Recalde, Celso Alejandro Jaque, and Demián Tupac Panigo, and Alternate Directors, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba and Miguel Lisandro Nieri qualified as independent members of our Board of Directors under the above-described criteria.

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

•	formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders;

•	general communications to shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee is composed of the following individuals:

Name	Position
Sergio Pablo Antonio Affronti	Chief Executive Officer
Alejandro Daniel Lew	Chief Financial Officer and President of the Disclosure Committee
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee
Mauricio Martín	Downstream Executive Vice President
Pablo Iuliano	Unconventional Upstream Executive Vice President
Gustavo Astié	Conventional Upstream Executive Vice President
Carlos Alfonsi	Services Vice President
Santiago Martínez Tanoira	Gas and Power Executive Vice President
Santiago Álvarez	Corporate Affairs, Communication and Marketing Executive Vice President
Gustavo Chaab	Environment, Health and Safety Vice President
Marcos Sabelli	Strategy and Business Development Vice President
Gustavo Medele	Human Resources Vice President
Sergio Damián Fernández	Chief Technical Officer
Javier Fevre	Internal Auditor
Carlos Colo	Reserves Auditor

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

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory, but are recommended by the CNV under CNV’s General Resolution No. 622/13. The Company follows the CNV’s recommendation and has a Nomination and Compensation Committee established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s by-laws, which currently is composed of Directors Horacio Oscar Forchiassin (President), Pablo Gerardo González, Sergio Pablo Antonio Affronti, Demian Tupac Panigo and Roberto Luis Monti. As a result of the foregoing, 4 out of 5 members of the Compensation and Nomination Committee are independent.

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

For the year ended December 31, 2020, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 1,154 million, excluding social security payments made by the Company as required by law, but including Ps. 193.5 million in the form of equity compensation plans, pensions, retirement or similar benefits that YPF provides to its Board of Directors and executive officers. During 2020, YPF’s performance-based compensation programs included a performance bonus program for approximately 6,400 non-unionized YPF employees and 8,600 unionized YPF employees. This bonus program is intended to motivate and reward individuals for the annual achievement of business objectives. The program compensated participants in cash based on a measurable and specific set of objectives established by YPF’s Management by Objectives Program and individual performance results.

In 2020, our shareholders’ meeting, as proposed by our Board of Directors, approved the creation of a voluntary reserve of Ps. 550 million for the fulfillment of our long-term incentive plan which contemplates compensation in shares for certain employees. To that end, the Company purchased its own shares in accordance with Section 64 et seq. of Law No. 26,831. For additional information see Note 2.b.10.iii and 36 to our Audited Consolidated Financial Statements. The share-based benefit plan: (i) encourages key personnel to align their performance with the objectives of the Company’s strategic plan, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in share price and (iii) assists in the retention of key personnel in the organization.

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

The by-laws provide for a Supervisory Committee composed of three to five members and three to five alternate members that are elected for one-fiscal year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is different from that of the Audit Committee. See “—The Audit Committee.” In 2020, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 10.1 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires is as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Guillermo Stok	A	65	2020	2021	(*)
Norma Mabel Vicente Soutullo	D	63	2020	2021	(*)
Raquel Inés Orozco	D	65	2020	2021	(*)
Walter Antonio Pardi (alternate member)	A	60	2020	2021	(*)
Silvia Alejandra Rodríguez (alternate member)	D	48	2020	2021	(*)
Hebe Cereseto (alternate member)	D	57	2020	2021	(*)

(*)

Members of our Supervisory Committee are appointed each fiscal year. Our shareholders, in the Ordinary and Extraordinary General Shareholders’ meeting held on April 30, 2020 appointed the members of our Supervisory Committee for fiscal year 2020.

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

Norma Mabel Vicente Soutullo

Mrs. Vicente Soutullo obtained a law degree from the Universidad de Buenos Aires, specialized in Administrative Law and Public Administration. She completed a master’s degree in administration, law and economics of public services from the Universidad del Salvador. Between February 1984 and July 1986, she worked as a lawyer in the Office of the Attorney General of the Municipality of the City of Buenos Aires. She held various positions in the Ministry of the Interior from 1989 until she assumed the position of General Director of Legal Affairs between October 1997 and December 2002. From March 2002 to December 2003 and from October 2004 to July 2005 she served as Advisor to Cabinet of the Secretary of Homeland Security. Between August 2006 and December 2017, she served as coordinating undersecretary of the Ministry of Justice and Human Rights. Between July 2008 and February 2009, she served as Deputy Manager of Prices Witness and Contracts of the General Syndicate of the Nation. He was General Secretary of the National Sindicature in January and July 2004 and from February 2009 to January 2010. He works as member of the Supervisory Committee of Emprendimientos Energéticos Binacionales SA, Nación Factoring SA, Integración Energética Argentina S.A. (“IEASA”), Compañía Inversora en Transmisión Eléctrica SA , Enarsa Patagonia S.A. and Transporte de Energía Eléctrica de la Provincia de Buenos Aires. She is a full member of the Argentine Association of Administrative Law. She is member of the Supervisory Committee since April 2020.

Raquel Inés Orozco

Ms. Orozco earned a law degree from the Universidad de Buenos Aires and she is specialized in Corporate Governance, Social Responsibility and Social Balance. Currently, she is a member of the Supervisory Committees of YPF GAS S.A, Fondo de Capital Social S.A. (“Foncap S.A.”) and LT10 Radio Universidad del Litoral S.A. She is deputy member of the Supervisory Committee of IEASA (Integración Energética Argentina S.A), Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (“TRANSBA”) and Compañía Inversora en Transmisión Eléctrica S.A. (CITELEC S.A.). She is member of the Supervisory Committee since April 2017.

Walter Antonio Pardi

Mr. Pardi obtained a degree as Certified Public Accountant from the Economic School of the University of Buenos Aires. Between 1988 and 1991 he served as a trustee of the Banco de la Nación Argentina. From 1993 to the present he has worked in the SIGEN (General Syndicate of the Nation). He served as member of the Supervisory Committee of Pampa Energía S.A., Nación AFJP S.A, and Ferrocarriles S.A. He is currently member of the Supervisory Committee of Banco de Inversión y Comercio Exterior S.A., Telam S.E. and Centrales Térmicas Patagónicas S.A. He has been member of the Supervisory Committee since April 2020.

Silvia Alejandra Rodríguez

Mrs. Rodríguez obtained a law degree from the Universidad de Buenos Aires. From 2001 she worked in the Legal Affairs Management of the SIGEN (Sindicatura General de la Nación) until 2005. Between May 2005 and September 2009 she worked in the Ministry of Justice of the Nation, and from October 2009 to the present day in the SIGEN where she held various positions. She currently works as a Trustee at Talleres Navales Dársena Norte S.A.C.I. and N. (TANDANOR), Pellegrini S.A. Manager of Common Investment Funds, Dioxitek S.A. and New Generation Space Vehicle S.A. She is a member of the Supervisory Committee since April 2020.

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

As of the date of this annual report, the Legal and Institutional Affairs Committee is composed of the following members:

Name	Position
Héctor Pedro Recalde	Director - President
Pablo Gerardo González	Director
Sergio Pablo Antonio Affronti	Director
Demián Tupac Panigo	Director
Ramiro Gerardo Manzanal	Director

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

As of the date of this annual report, the Risk and Sustainability Committee is composed of the following members:

Name	Position
Pedro Martín Kerchner Tomba	Director - President
Horacio Oscar Forchiassin	Director
Norberto Alfredo Bruno	Director
Ignacio Perincioli	Director
Roberto Luis Monti	Director
Celso Alejandro Jaque	Director

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

As of the date of this annual report, The Strategy and Transformation Committee is composed of the following members:

Name	Position
Pablo Gerardo Gonzalez	President - President of the Board of Directors
Ramiro Gerardo Manzanal	Member - President of the Audit Committee
Horacio Oscar Forchiassin	Member - President of the Compensation and Nomination Committee
Pedro Martín Kerchner Tomba	Member - President of Risk and Sustainability Committee
Sergio Pablo Antonio Affronti	Member - Director for Class D Shares
Roberto Luis Monti	Member - Director for Class D Shares
Celso Alejandro Jaque	Member - Director for Class D Shares
Héctor Pedro Recalde	Member - President of the Legal and Institutional Affairs Committee
Demian Tupac Panigo	Member - Director for Class A Shares

Diversity and Inclusion

YPF is a company that represents different countless ideas, experiences and contexts. We know diversity not only contributes to create a more representative workforce but also to build a more innovative, successful and profitable company. That is why we are committed to embedding diversity, gender equity and inclusion in our culture.

Since 2017, our Diversity Committee, made up of a multidisciplinary team, represents the Company’s main cross-sectional areas. Its mission is to promote a culture of diversity, gender equity and inclusion at YPF.

To continue with our 5-year action plan:

2018: Begin

2019: Create awareness

2020: Expand

2021: Change

2022: Naturalize

We started 2020 with the aim to Expand, nevertheless, the mandatory social isolation context challenged us to think of new ways to delving deeper along the path taken and broadening the perspective to new initiatives associated with the context, focusing on three big axes:

Gender Equality

To remove barriers related to admission, participation, promotion, compensation and recognition that hinder equity and equal opportunities.

Diversity

To promote equal opportunities at YPF, its value chain and participating companies. Be a point of reference for the community and clients.

Inclusion

Promote engagement, innovation and resilience through the sense of belonging.

2020 Highlights

We are one of the five leading companies driving the Argentina Gender Equality Initiative with the support of the Interamerican Development Bank (IDB) and the World Economic Forum (WEF).

We support the Women’s Empowerment Principles (WEPs) from the UN Women and United Nations Global Compact.

We participate in the Win-Win Equality Means Good Business Programme, implemented by UN Women, the International Labor Organization (ILO) and the European Union and in 2020 we received the Bronze distinction in the Large Companies category of the WEPs Argentina Award “Empresas por ellas” First Edition.

Diversity continues as a strategic value in the Sustainability Report 2019, we also count with the second YPF Diversity Report with the results from 2019 https://www.ypf.com/diversidad/Paginas/reportes.aspx.

Gender equality and diversity are a value in our Code of Ethics and Conduct.

We have a Diversity & Inclusion Policy, a Workplace Free of Abuse and Harassment Policy as additional annexes to our Code and Behavior Manual.

We created a Domestic Violence Subcommittee, which includes allies from Compliance, the Diversity Committee, Human Resources, YPF’s Health team, Labor Relations and Legal Affairs. We have a Domestic Violence Protocol to accompany the women in our Company who are going through this situation.

To release the Domestic Violence Protocol, we held presentations and awareness meetings for all areas of the Company and training for key teams.

We also launched a communication campaign to raise awareness about the impacts of domestic violence, publish internal contact channels and invite women to request support from the Domestic Violence Subcommittee if needed.

To get closer to the milestone of reaching 25% of women in leadership positions in 2025, we define annual participation goals for women in leadership positions, hiring new professionals and implementing internships. Also, we have goals for including women as candidates for leadership and pre-leadership positions (coordinating and leadership positions). We started 2018 with a 12% of women in leadership positions by the end of 2020 raised to 15.7%.

We continue monitoring the indicators that make it possible to assess potential barriers to the admission, participation, promotion, compensation, and recognition of women at YPF. The main indicators are Gender participation, Female leadership, Gender by business, Gender pay gap, Talent and promotions by gender, Highs and lows balance by gender and levels, New professionals’ recruitment and Candidates by gender, Candidates by college career and Training by gender. During 2020, we continued with the cycle of offering inspiring open talks on gender, innovation, biases, diversity and inclusion.

We invited our people to participate in a survey to find out how they were using their time in quarantine, learn about their different realities and analyze the distinguished impact of the preventive social isolation context in men and women.

Modules on diversity and gender equity were included in the Company’s leadership programs and diversity and gender equity perspectives are integrated into communications to leaders.

We worked in the development of a Gender Identity Transition Protocol and an Equal Opportunities Protocol.

We launched a communication campaign for 8M (International Women’s day) to ponder on the achievements in terms of gender equality and on the challenges that lie ahead.

We also carried out communication campaigns and awareness talks to promote co-responsibility, equal opportunities and non-discrimination.

To give virtual continuity to the face-to-face workshops on unconscious biases, we developed e-learning content.

We continued LIFE a Leadership program focusing on female leadership and our internal mentoring program for 17 Mentees, of the 65% of female participants, 81% had a position growth during the program.

We continue developing Employability Programs that reach different social groups in situations of vulnerability, these programs give participants the opportunity to perform qualifying and professionalizing practices in different areas of the Company, guided by a YPF tutor, during a ten-month period.

Program aimed at People with Disabilities. 220 participants have already taken part in it.

“Full de la sonrisa” program aimed at young people with intellectual disabilities (Down and Asperger syndromes).

Youth program, for individuals between 18 and 24 years of age, from adverse social environments. More than 350 young people have already participated.

Employability Program aimed at people who were deprived of their freedom. This initiative is carried out with the support of the Espartanos Foundation and, likewise with the other initiatives, with the help of the National Ministry of Labor. The 17 participants are now working at our gas station network.

We continue with our Responsible Inclusive Purchase Program (CIR), adding organizations to our Inclusive Supplier Base and making purchases for more than $ARS 10 million during 2020.

We created, registered and patented our CIR seal, with the aim of internally identifying the management and actions related to adjudications within the program’s scope.

Employee Matters

Our total workforce consists of permanent and temporary employees. As of December 31, 2020, 2019 and 2018, we had 20,298, 22,932 and 21,314 employees, respectively. In 2020, the number included 8,632 employees in the Downstream business segment, 3,201 employees in the Upstream business segment, 1,460 employees in the Gas & Power business segment and 7,005 employees in the Central Administration and Other business segments. We had 1,092 temporary employees in 2020. The most significant variation in 2020 included a decrease of employees at A-Evangelista S.A., our engineering and construction company, by 1,558 employees during 2020 mainly due to fewer projects driven by the macroeconomic context (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions”). Approximately 42% of our employees are represented by the Federation of Oil Workers Union (“SUPeH”) that negotiates labor agreements and salaries applicable to YPF and OPESSA unionized employees. SUPeH is in continuous negotiation with YPF, and we maintain a good level of communication. In general, requests of labor unions in connection with the oil industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are mainly represented by sixteen other unions. Approximately 59% of third-party employees, mostly in the Upstream business, are represented by nine unions with whom we directly negotiate labor agreements and salaries. These unions are clustered into three groups: Petroleros Privados, which consists mainly of five unions, Personal Jerárquico, which consists of three unions, and SUPeH Emprendimientos. The remaining 41% of third-party employees are represented by unions with whom we do not participate in labor agreements.

During 2016, YPF sought to create an addendum to the main Union’s Labor Agreements that would result in better levels of efficiency, productivity and sustainability in the Shale and Tight operations. During 2017, as a result of collaboration with the main actors in the industry, including the Argentine government, provincial governors, Unions and representatives of the main production companies, YPF created and rolled out an addendum to the main union’s labor agreements that resulted in better levels of efficiency, productivity and sustainability in the Shale and Tight operations. The addendum was signed with both Neuquén Unions in January 2017, and extended to the Chubut unions, including shale, tight and conventional operations. By the end of 2017, similar agreements were reached individually with Santa Cruz’s main services companies. During 2018, as a result of collaboration with the main actors in the industry, including Neuquén authorities, and the Oil & Gas Unions, YPF came out with an “armor” to prevent strikes, by using every dispute resolution mechanism included in Collective Bargaining Agreements. During 2019 collective bargaining agreements with similar mechanisms were reached in Mendoza. During 2020, despite the complex scenario set up by the pandemic (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 outbreak”), Complementary agreements to the main collective bargaining agreements were elaborated, that resulted in better levels of efficiency, productivity and sustainability in the operations. This complementary agreements, were signed with Neuquén, Santa Cruz, Mendoza and Chubut Unions. In addition, in August 2020, the Company introduced a voluntary retirement program, which was applied to non-unionized workers. This program, which included an improved graduation bonus with respect to current legislation, contemplated an initial payment of 30% at the time of making the final settlement effective, and the remaining 70% in 36 installments. It also included as the most important benefit the coverage of social work for the same period.

As of December 31, 2020, YPF was a party to approximately 1,047 labor lawsuits. The outcome of these lawsuits will depend on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and nature of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations. Additionally, during 2020, due to the consequences of the COVID-19 outbreak, the Argentine government declared the public emergency in occupational matters until December 31, 2021 (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 outbreak.”)

As of December 31, 2020, there were also approximately 34,000 third-party employees under contract, mainly with large service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we are not in a position to ensure that the contractors employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that recognized joint and several liabilities between the contractor and the entity to which it was supplying services under certain circumstances.

The following table provides a breakdown of our employees by segment as of December 31, 2020.

Employees by Business Units
Upstream	3,201
Downstream	8,632
Gas and Power (1)	1,460
Central Administration and Others (2)	7,005

Total YPF	20,298

(1)	Includes 1,360 employees of Metrogas S.A. and its subsidiaries.
(2)	Includes 4,848 employees of A-Evangelista S.A.

The following table provides a breakdown of our employees by geographic location as of December 31, 2020.

Employees by geographic location
Argentina	20,143
Rest of South America	155

Total YPF	20,298

ITEM 7.	Major Shareholders and Related Party Transactions

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

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Argentine federal and provincial governments and our Employee fund as of April 12, 2021:

:

	Number of shares	(%)
Shareholders Class D:
National State (1)	200,589,525	51.000%
Floating (2)	192,671,458	48.987%
Shareholders Class A:
National State	3,764	0.001%
Shareholders Class B:
Argentine provincial governments	7,624	0.002%
Shareholders Class C:
Employee fund	40,422	0.010%

(1)

The expropriated Class D shares, which represent 51% of our share capital, and which now are owned by the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—The Expropriation Law,” “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Decree No. 7/2019 and Decree 732/2020”.

(2)

According to data provided by The Bank of New York Mellon, as of April 12, 2021, there were 158,918,760 ADSs outstanding and 45 holders of record of ADSs. Such ADSs represented approximately 40% of the total number of issued and outstanding Class D shares as of such date.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2020 are set forth in Note 35 to the Audited Consolidated Financial Statements. The main related party transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps. 27,557 million in 2020), our purchase of petroleum and other products and services that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps. 20,978 million in 2020), as well as what is mentioned in the following paragraphs.

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

The information disclosed in Note 35 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2020, December 31, 2019 and December 31, 2018, and transactions with the aforementioned parties for the twelve-month periods ended December 31, 2020, 2019 and 2018. Information regarding major transactions with government entities are also described in Note 35 to the Audited Consolidated Financial Statements.

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

For the purpose of Section 72 of the Capital Markets Law and CNV Regulations, “significant amount” means an amount that exceeds 1% of the Issuer’s Shareholder Equity as reflected in the latest approved financial statements. For purposes of these Sections of the Capital Markets Law, “related party” means, in relation to the Issuer, (i) its directors, members of the Supervisory Committee or of the Surveillance Committee, as well as its general o especial managers appointed in accordance with Section 270 of the General Corporations Law; (ii) the persons or entities that control or hold a “significant participation” (as regulated by CNV) in the Issuer or in its controlling shareholder; (iii) any other company under common control of the same controlling company; (iv) ascendants, descendants, spouses or siblings of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly “significant participations.”

As long as it is not included in items (i) to (v) above, a company controlled by the Issuer shall not be considered a “related party” with regards to Section 72 of the Capital Markets Law.

For the purposes of this Section 72 of the Capital Markets Law, the term “Significant Participation” shall be deemed to refer to such persons that hold an interest of at least 15% of the capital stock, or a lesser amount when they have the right to appoint one or more directors by class of shares or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.

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

Dividend Policy

See “Item 10. Additional Information—Dividends.”

Significant Changes

Since December 31, 2020, there have been no significant changes regarding the Company. Notwithstanding the foregoing, see Note 38 to the Audited Consolidated Financial Statements.

ITEM 9.	The Offer and Listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (the “Depositary”).

According to data provided by The Bank of New York Mellon, as of April 12, 2021, there were 158,918,760 ADSs outstanding and 45 holders of record of ADSs. Such ADSs represented approximately 40% of the total number of issued and outstanding Class D shares as of such date. Approximately, 10% of the total number of issued and outstanding Class D shares trade in Bolsas y Mercados Argentinos (“BYMA”) that is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the Buenos Aires Stock Exchange (“BASE”). Trading on BYMA is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through Millenium, which allows electronic negotiation with automatic execution of transactions. Currently, all transactions relating to listed securities can be executed through Millenium.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and to a lesser extent mutual funds.

The last information available to us regarding the Argentine stock market is set forth in the table below:

	2020		2019		2018
Market capitalization (in billions of pesos) (1)	2,844		2,409		10,786
As percent of quarterly GDP	11	% (3)	11	% (3)	74	% (2)
Volume (in billions of pesos)	30,505	(4)	10,467		4,071
Average daily trading volume (in millions of pesos) (3)	65,595		32,080		19,278

(1)	Market capitalization as of end of December for each year – Instituto Argentino de Mercado de Capitales (“IAMC”) data
(2)	INDEC GDP Provisional Data.
(3)	INDEC GDP Preliminary Data.
(4)	Preliminary Data – IAMC data.

Admission to the ByMA Corporate Governance Plus Panel

The Company is a member of the special panel denominated “Corporate Governance Plus Panel” (CG+ Panel) created by ByMA on December 2018.

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

Argentine Securities Market

The securities market in Argentina was originally composed of 5 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Córdoba, Mendoza, Rosario and Santa Fe, with affiliated stock markets and, accordingly, authorized to quote publicly offered securities. However, this system was affected by the enactment of Law No. 26,831 as amended by Law No. 27,440 and its regulatory Decree No. 471/2018 (the “Capital Markets Law”), along with the regulations issued by the CNV, mainly contained in Resolution No. 622/2013, as amended and complemented (the “CNV Regulations”), which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV.

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

On December 29, 2016, the Board of Directors of the CNV approved the creation of “ByMA” as a new market. The shareholders of ByMA are the S&P MERVAL and BASE, with each holding 60% and 40% of the capital stock of ByMA, respectively.

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

Anti-Money Laundering and Counter Terrorism Financing Regulations

In recent years, modifications to Argentine Anti-money laundering and Counter terrorist financing (AML/CTF) regulations have resulted in their application to an increasing numbers and types of securities transactions.

Money laundering generally refers to transactions aimed at introducing funds derived from unlawful activities into the institutionalized system, transforming profits obtained from unlawful activities into assets having a presumed lawful origin.

Terrorist financing is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

In 2000, Congress enacted Law No. 25,246 (as amended, the “AML/CFT Law”), which created the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”) at the national level. The AML/CFT Regime provides for an administrative sanctions system for non-compliance and incorporated the offense of money laundering into the Argentine Criminal Code (“ACC”). In 2011, Law

No. 26,683 established that money laundering is an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, and allowed for sanctions for money laundering that are not necessarily linked to the participation in the crime that originated the funds subject to such money laundering. The Financial Information Unit (Unidad de Información Financiera or “UIF”) is the designated authority to enforce the AML/CFT Regime. The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

The following are certain provisions relating to the AML/CFT Regime established by the AML/ CFT Law and its amending and complementary provisions, including regulations issued by the UIF, and the CNV. It is recommended that investors consult their own legal advisors and read the AML/ CFT Law and its complementary regulations.

Money laundering and terrorist financing in the Argentine Criminal Code

Money laundering

Money laundering is defined by the Argentine Criminal Code as converting, transferring, managing, selling, encumbering, concealing or in any other way putting into circulation in the market, property derived from an unlawful act, with the possible consequence that such property or the subordinate property acquires the appearance of having a lawful origin, either in a single act or by the repetition of various acts linked to each other.

Terrorism financing

The offence of terrorism financing is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part to commit acts of terrorism.

Penalties for legal persons

Apart from the imprisonment penalties and fines established for the individuals that commit the aforementioned crimes, when such offenses have been committed in the name of, or with the intervention of, or for the benefit of a legal person, sanctions shall also be imposed to the entity (i.e. fines, suspension of activities, debarment, dissolution or liquidation, loss or suspension of State benefits, and/or publication of an extract of the conviction).

To calibrate the sanctions to legal persons, the Court will take into account the failure to comply with internal rules and procedures, the omission of vigilance over the activity of the offenders; the extent of the damage caused, the amount of money involved, and the size, nature and economic capacity of the legal entity. If it were essential to maintain the operational continuity of the entity, or of a public work, or particular service, the sanctions of suspension of activities or dissolution and liquidation of the legal person shall not be applicable.

Administrative sanctions

Law No. 25,246 establishes that the person acting as representative of a legal person, or the individual who fails to comply with any of the obligations before the UIF created by such law, shall be punished with a fine of one (1) to ten (10) times the total value of the assets or operation to which the infraction refers, provided that the offence does not constitute a more serious crime. The same penalty shall be applicable to the legal person in whose organization the offending individual holds a position. When the real value of the goods cannot be established, the fine shall range between Ps. 10,000 and Ps. 100,000. Furthermore, whenever the management of the legal entity infringes the duty to treat the information submitted to the UIF as confidential, the legal entity shall be subject to a fine ranging between Ps. 50,000 and Ps. 500,000.

Powers of the UIF

Pursuant to Law No. 25,246, the UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with Law No. 25,246. Whenever the information furnished, or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office (Ministerio Público Fiscal) so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings. Moreover, Law No. 25,246 also mandates that banking secrecy or professional privilege, or legal or contractual commitments, cannot be considered exceptions to the compliance with the obligation to submit information to the UIF in the context of an investigation of suspicious activity.

Furthermore, and through the enactment of Law No. 27,260 and its related regulations and Decree No. 895/2016, the UIF was granted the power to share information with other public entities that also have intelligence or investigation powers, provided that such powers can only be exercised following a well-founded resolution issued by the UIF’s president and solely in those case where there are serious, precise and concordant signs regarding the commission of money laundering or terrorist financing. Any information provided by the UIF will be transferred along with the obligation to maintain secrecy pursuant to Article 22 of Law No. 25,246, and any unlawful disclosure of confidential information by any entity will be subject to certain penalties. The UIF will not exercise the authority referred to in cases related to voluntary and exceptional declarations made under Law No. 27,260.

Reporting entities

The main goal of Law No. 25,246 is to prevent money laundering and the financing of terrorism. In line with internationally accepted practices, the duty to control such illegal transactions is not concentrated solely in Argentine federal governmental entities but also distributed among several private sector entities such as banks, brokers, brokerage firms and insurance companies. One of the mechanisms of the regime of preventing and combating these crimes consists of the obligation to inform the UIF of such persons that, due to their profession, activity or industry, hold a key position in the detection of suspicious money-laundering operations and/or terrorist financing transactions (Sujetos Obligados or “Reporting Entities”).

The aforementioned duties consist mainly of data collection functions, such as: (i) gathering from clients, applicants or contributors any documentation sufficient to prove their identity, legal capacity, domicile; (ii) reporting any suspicious fact or transaction, regardless of its amount; and (iii) abstaining from disclosing to the client or third parties any procedures being followed pursuant to law. According to Law No. 25,246, a suspicious transaction shall mean any transaction that, in accordance with standard business practices and in the experience of the entities and individuals subject to reporting obligations, is regarded as unusual, unjustified from an economic or legal standpoint, or unnecessarily complex, whether it is a one-time transaction or a series of transactions.

Entities operating in the capital markets (such as broker-dealers, financial advisors, mutual funds managers, among others) are considered Reporting Entities and, thus, they are subject to these obligations and required to follow mandatory guidelines established by the UIF that seek to mitigate the risk of such Reporting Entities being used by third parties for money laundering or to finance terrorism. UIF Resolution No. 156/2018 changed the formalistic regulatory compliance approach to a risk based approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Entities shall identify and evaluate their risks and adopt adequate measures for the management and mitigation of such risks.

In addition, Reporting Entities acting in the capital markets must also comply with Title XI of the CNV Rules, on “Prevention of Money Laundering and Terrorist Financing”. Such resolutions contain certain requirements for the reception and delivery of checks and payments made between the individuals and entities listed above, as well as the prohibition of transactions relating to the public offering of securities, when they are consummated or ordered by individuals or companies domiciled or residing in domains, jurisdictions, territories or associated states Considered as non-cooperative or high risk by the FATF.

National AML/CTF Committee

In 2019, the Argentine government created the Coordinating Committee for Preventing and Combating Money Laundering, Terrorist Financing and the Proliferation of Weapons of Mass Destruction (Comité de Coordinación para la Prevención y Lucha Contra el Lavado de Activos, la Financiación del Terrorismo y la Proliferación de Armas de Destrucción Masiva, the “AML/CTF Committee”). The AML/CTF Committee is presided by the Ministry of Justice and Human Rights and is in charge of establishing an inter-institutional coordination mechanism for the elaboration of National Risk Assessments on Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction, drafting a work plan to that end and issuing a final national risk assessment report on money laundering and one on financing of terrorism and proliferation of weapons of mass destruction.

The AML/CTF Committee is coordinated by the National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism (Programa de Coordinación Nacional para el Combate del Lavado de Activos y la Financiación del Terrorismo, the “AML/CTF Program”), created by the Argentine government in 2016. The AML/CTF Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the FATF. More specifically, the AML/CTF Program is in charge of drafting bills aiming to improve the national anti-money laundering and terrorism financing national system, producing indicators of the national system’s performance, organizing training and awareness programs for the public and private sectors, encouraging the formation of inter-sectoral agreements aimed at identifying assets or property linked to organized crime and terrorism, and projecting a system for the recovery and administration of illicit assets.

These duties are performed and implemented through a national coordinator appointed for this purpose. The Ministry of Justice and Human Rights is the Argentine government’s central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF retains the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

Politically Exposed Persons

Resolution No. 134/2018 of the UIF (amended by Resolutions No. 15/2019 and 128/2019), establishes the rules that Reporting Entities must follow regarding clients that are Politically Exposed Persons (PEPs).

This Regulation is based on a risk-based approach and establishes the following categories of individuals considered as PEP, setting forth, in each case, the scope, functions and/or positions:

•	Foreign PEP;

•	PEPs from the Argentine government;

•	PEPs from provincial government, municipal government and the Argentine government of the Autonomous City of Buenos Aires;

•	Other PEPs. This category includes:

o	Individuals acting (or that have acted) in important positions within (i) political parties or coalitions; (ii) trade unions or business organizations; and (iii) healthcare insurance organizations;

o	Individuals in decision-making positions, or those who manage, control or dispose of the assets in companies that receive funds.

•

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

Further, the UIF has issued a guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs, which sets up guidelines for Reporting Entities to comply with the Resolution No. 134/2018.

Collaboration between UIF and the CNV

Pursuant to UIF Resolution No. 154/2018, the CNV is considered a Specific Control Agency (Órgano de Contralor Específico). In such capacity, the CNV must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Entities subject to its control. Denial or obstruction of inspections by the Reporting Entities may result in administrative penalties by the UIF, as well as criminal penalties. In addition, the CNV must comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions.

Asset Freezing Regime

Decree No. 918/2012 establishes the procedures for the freezing of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Additionally, UIF Resolution No. 29/2013 regulates the implementation of Decree No. 918/2012, establishing: (i) the procedure to report suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets procedure on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

For a more exhaustive analysis of the anti-money laundering regime applicable as of the date of this annual report, investors should consult with their legal advisors regarding applicable regulations.

Law No. 27,401 on Corporate Criminal Liability

On November 8, 2017, the Argentine Congress enacted legislation establishing the criminal liability regime applicable to private legal entities, state-owned or not (the “Corporate Criminal Liability Law”). The Corporate Criminal Liability Law applies to private legal entities for the crimes of national and transnational bribery and influence peddling, transactions that are incompatible with the exercise of public offices, and illegal exaction committed by public officials, among others.

Entities are liable for those crimes carried out directly or indirectly, with their intervention or in their name, interest or benefit. An entity is also liable for the acts of others if a third party, without any capacity, acted in the benefit or interest of such entity, provided that such entity ratifies the third party’s acts.

In the event of transformation, merger, absorption, spin-off or any other corporate restructuring, an entity’s responsibility will be transferred to the resulting or absorbing entity.

The Corporate Criminal Liability Law also provides that an entity may be convicted even if the individual involved could not be identified or judged, provided that the circumstances of the case confirm that the crime could not have been committed without the acquiescence of such entity.

The penalties that could be applicable to entities include fines, total or partial suspension of business activities of up to ten years, suspension from participating in public bids or tenders for the execution of public works or services, dissolution and winding up of the legal entity under certain circumstances, loss or suspension of government benefits, among others.

Penalties can be graduated by judges, who will contemplate the compliance of internal rules and procedures, the number and hierarchy of the officials, employees and collaborators involved, the lack of surveillance, the extent of damage caused, the amount of money involved, the willingness to reduce or repair the damage and recidivism.

An entity will be exempted from penalties and administrative liability if it has (i) self-reported an offense under the Corporate Criminal Liability Law; (i) implemented an adequate monitoring and supervision system, pursuant to the risks of its activity, dimension and economic capacity, prior to the fact under prosecution, and (iii) returned the undue benefit obtained.

The Public Prosecutor’s Office and the relevant entity may enter into an effective collaboration agreement, whereby the latter undertakes to cooperate by disclosing data or information for the clarification of the facts, the identification of the participants and/or the recovery of the assets or profits proceeding from the crime, as well as to comply with the other conditions established by the Corporate Criminal Liability Law.

Entities are not required under the Corporate Criminal Liability Law to implement compliance programs, except for those entities entering into certain agreements with the Argentina government. Compliance programs shall include a set of internal actions, mechanisms and procedures to promote integrity, supervision and control aimed at preventing, detecting and correcting irregularities and unlawful acts under this law.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution No. 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree No. 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the Company who was allegedly excluded from the Argentine government’s YPF PPP filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Under the jurisprudence of the CSJN upholding numerous decisions of the relevant Argentine Courts of Appeals, YPF believes it will not be held liable for claims of this nature related to the PPP. Through Law No. 25,471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

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

See Note 29 to the Audited Consolidated Financial Statements, “Item 4. Information on the Company—History and Development of YPF,” “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—The Expropriation Law,” “Item 4. Information on the Company—Legal and Regulatory Framework and Relationship with the Argentine government—Decree No. 272/2015 and Decree No. 7/2019” and “Item 7. Major Shareholders and Related Party Transactions.”

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

At a shareholders’ meeting on April 29, 2016, YPF’s shareholders approved an amendment to YPF’s by-laws. Copies of the by-laws, which have been filed as Exhibit 1.2. to YPF’s 2016 annual report on Form-20 filed on April 7, 2017, are also available at the offices of YPF, and on its own web site at: https://www.ypf.com/english/investors/Corporate-governance/Paginas/By-Laws.aspx

For a detailed description of YPF’s object and purpose, see “Item 4. Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws.

Pursuant to Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of YPF’s capital stock may also request that a shareholders’ meeting be called.

A shareholders’ meeting shall be called at least 20 calendar days – and no more than 45 calendar days—prior to the meeting date by notice published in the legal publications journal (Official Gazette), in an Argentina newspaper of wide circulation and in the bulletin of the BASE for a period of 5 days. The notice shall include the type of meeting to be held, date, time and place of the meeting, the agenda to be discussed and the specific requirements shareholders must meet to attend the meeting.

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

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. The Company is required to convene and hold an ordinary meeting of shareholders within four months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine General Corporations Law, such as the consideration of our financial statements, allocation of net income for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, all or a substantial part of the assets of the Company as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to the Company are paid partially or totally with a percentage of the income, results or earnings of the Company, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the liability of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

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

The Argentine General Corporations Law and our by-laws require the Board of Directors to meet at least once every quarter in person or by video conference, and an absolute majority of directors is required in order to constitute a quorum (including those participating by video conference). If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting until the quorum is reached or call a meeting for another day. Resolutions must be adopted by a majority of the directors present, and the President or his substitute is entitled to cast the deciding vote in the event of a tie. Our Directors are not required to hold any shares in the Company, and there is no age limit requirement for the retirement or non-retirement of our Directors.

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

Although we have not adopted a formal policy regarding dividends, the Board prudently evaluates on each fiscal exercise the possibility to recommend a payment of dividends to the shareholders within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal, tax and / or contractual restrictions that apply at all times, and the general conditions of the economic and financial context.

At the shareholders’ ordinary and extraordinary general meeting held on April 29, 2016, a dividend of Ps. 889 million (Ps. 2.26 per share or ADS) was authorized for distribution by December 31, 2016, which was paid in July 2016. At the shareholders’ ordinary and extraordinary general meeting held on April 28, 2017, a dividend of Ps. 716 million (Ps. 1.82 per share or ADS) was authorized and paid in December 2017. At the shareholders’ ordinary and extraordinary general meeting held on April 27, 2018, a dividend of Ps. 1,200 million (Ps. 3.05 per share or ADS) was authorized and paid in December 2018. At the shareholders’ ordinary and extraordinary general meeting held on April 26, 2019, an allocation of Ps. 4,800 million (Ps. 5.85 per share or ADS) to a reserve for future dividends was authorized, empowering the Board of Directors and paid in July 11, 2019.

At the shareholders’ ordinary and extraordinary general meeting held on April 30, 2020, an allocation of Ps. 3,700 million to a reserve for future dividends was constituted, empowering the Board of Directors to determine, on or prior to the date of the next general ordinary shareholders meeting that considers the financial statements closed as of December 31, 2020, the opportunity an amount for its distribution, if the Board of Directors considers it convenient and achievable, taking into account the contractual, financial and availability of funds, as well as the operating results, investments and other aspects that the Board of Directors considers relevant to the development of the Company (see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions—COVID-19 outbreak.”)

During 2020, no dividend distribution was made, as permitted by the authorization issued by the Shareholders’ Meeting held on April 30, 2020.

Additionally, as mentioned in Note 34.j to the Consolidated Financial Statements, the Company adhered to the Extended Moratorium provided for by Law 27,541 on Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework and its amendments. By virtue of the restrictions established in point 6.6.1 of article 13 of Law 27,541, in the event that the Company decides to distribute dividends prior to August 26, 2022, it must first proceed to pre-cancel said tax debt, which would not imply incurring additional costs.

On March 4, 2021, the Board decided to propose the following to the general ordinary shareholders’ meeting: (i) to fully disallow the reserve for future dividends, the reserve for the purchase of own shares and the reserve for investments; (ii) partially absorb the accumulated losses in retained earnings up to Ps. 13,184 million against the amounts corresponding to the deactivated reserves for up to said amount.

The following table sets forth for the periods and dates indicated, the dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83
2014	—	—	1.18	—	1.18
2015	—	—	1.28	—	1.28
2016	—	—	2.26	—	2.26
2017	—		—	1.82	1.82
2018	—		—	3.05	3.05
2019	—		5.85	—	5.85
2020	—	—	—	—	—

Amount Available for Distribution

Under Argentine General Corporations Law, dividends of a listed Argentine company that makes public offering of its shares may be lawfully paid only out of liquid and realized profits reflected in the annual audited financial statements of the Company prepared in accordance with accounting rules prevailing in Argentina and CNV regulations and approved at a shareholders’ meeting. The Board of Directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, in cash, or based on special or quarterly financial statements with the report of the external auditor and the Supervisory Committee, in which case the members of the Board, the members of the Shareholders’ Surveillance Committee (Consejo de Vigilancia) when applicable, and of the Supervisory Committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

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

On January 16, 2020, the BCRA issued Communication “A” 6869 that establishes the applicable regulations for access to the foreign exchange market for payments of profits and dividends abroad. Likewise, through Communication “A” 7168 dated November 19, 2020, the BCRA established the applicable regulations for (i) access to the foreign exchange market for payments of profits and dividends abroad and (ii) the repatriation of direct investments of non-residents, with respect to the operations entered and settled by the exchange market as of November 16, 2020 and destined to the financing of projects framed in the “Plan for the Promotion of the Production of Argentine Natural Gas - Offer Scheme and Demand 2020-2024 ”established in Article 2 of Decree No. 892/20. These Communications allow access to the foreign exchange market to transfer foreign currency abroad as profits and dividends to non-resident shareholders, without the prior consent of the BCRA, only to the extent that certain conditions established there are met. On the other hand, cases where these conditions are not verified require the prior consent of the BCRA to access to the foreign exchange market for these concepts.

On December 29, 2017, Law No. 27,430 on Tax Reform was published in the Official Gazette, introducing the following modifications in relation to the distribution of dividends:

The general income tax rate for capital companies is reduced from 35% to 30% for fiscal years beginning from January 1, 2018 to December 31, 2019 inclusive, and to 25% for exercises started, from January 1, 2020 onwards.

Likewise, a withholding is established on dividends that will be 7% for the earnings of the years started from January 1, 2018 until December 31, 2019 inclusive, and 13% for the earnings of the years started. from January 1, 2020 onwards.

Finally, the equalization tax (35% withholding applicable to dividends distributed in excess of accumulated income subject to tax) is eliminated for income accrued as of January 1, 2018.

Subsequently, on December 23, 2019, Law No. 27,541 on Economic Emergency was published in the Official Gazette, through which the suspension of the aforementioned reduction of aliquots mentioned above was ordered, until the fiscal years that begin as of the January 1, 2021 inclusive.

Remote Assemblies

Through General Resolution 830/2020 (the “RG 830”), published in the Official Gazette on April 5, 2020, the CNV ordered, following the guidelines of article 61 of the Capital Market Law, that during the entire period in which the free movement of people in general is prohibited, limited or restricted, as a consequence of the state of health emergency by virtue of the Decree of Necessity and Urgency No. 297/2020 and successive regulations of the National Executive Power, the issuing entities may celebrate remote meetings of the administrative and governing body, even in cases where the bylaws have not provided for them. Among its main aspects we can highlight the following:

a.	The issuing entity must guarantee free accessibility to the meetings of all shareholders, with voice and vote.

b.	The communication channel must allow the simultaneous transmission of sound, images and words throughout the meeting, such as their recording on digital media.

c.	Recording of the meetings in digital format and conservation for a term of 5 years.

d.

The call to a meeting of the governing body must indicate precisely the chosen means of communication and the mode of access in order to facilitate participation. Shareholders must communicate their participation by email and those who participate through proxies must send the company 5 business days prior to the holding of the meeting the corresponding enabling instrument, sufficiently authenticated.

Additionally, in cases where the possibility of holding assemblies remotely is not provided for in the bylaws, the following precautions must also be met: 1. In addition to the publications that by law and statute correspond, the entity The issuer must disseminate the call by all means reasonably necessary, in order to guarantee the rights of its shareholders. 2. The meeting must have the required quorum for extraordinary meetings and resolve as the first item on the agenda to hold it remotely with the majority required for the reform of the bylaws. Assemblies may be held virtually and remotely to the extent permitted by applicable regulations.

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

Voting of the Underlying Class D Shares

Pursuant to our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any shareholders’ meeting of YPF, except that specific procedures apply to the election of Directors. See “—Directors—Election of Directors.” The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of ADRs evidencing ADSs, which will contain the following:

•	a summary in English of the information contained in the notice of such meeting;

•

a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, our by-laws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares evidenced by their respective ADSs; and

•	a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders thereof. With regards to the Class D shares as to which the Depositary receives no instructions, the Depositary will vote them in accordance with the recommendations of our Board of Directors, provided that YPF delivers to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to our by-laws or Board regulations. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Voting

Under our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of members of the Board of Directors and the Supervisory Committee and are entitled to appoint one Director, and the alternate Director and one member of the Supervisory Committee and the alternate member, (ii) have certain veto rights.

Class A Veto Rights

Under our by-laws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the Company; (ii) approve any acquisition of shares by a third party representing more than 50% of the Company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the Company’s exploration and production activities; (iv) voluntarily dissolve the Company; and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

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

In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised in the shareholders’ meetings of YPF.

Similar information is required to be submitted to CNV and BYMA in the event of changes over the interests previously informed, until becoming a controlling shareholder in which case the regulations applicable to him shall become applicable.

Certain Provisions Relating to Acquisitions of Shares

Pursuant to our by-laws:

•

each acquisition of shares or convertible securities, as a result of which the acquirer, directly or indirectly, through or together with its affiliates and persons acting in concert with it (jointly referred to as an “Offeror”), would hold or control shares that, together with the prior holdings of such Offeror of shares of such class, if any, would represent:

•	15% or more of the outstanding capital stock, or

•	20% or more of the outstanding Class D shares; and

•

each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of our capital prior to such acquisition) (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “—Restrictions on Control Acquisitions.”

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

Restrictions on Control Acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A shares, if there are any outstanding, and make a public tender offer for all of the outstanding shares and convertible securities of the Company. Such public tender offer shall not be needed for subsequent acquisitions by an Offeror that already owns or controls shares that represent 15% or more of the outstanding capital stock, or 20% or more of the outstanding Class D shares, as long as such Offeror does not own or control, previously or as a consequence of these acquisitions, shares that represent more than 50% of the capital stock. The prior approval of the Class A shares is not required for any subsequent acquisition made by an Offeror already owning or controlling more than 50% of the capital stock of the Company, nor shall such Offeror be required to make a public tender offer for such acquisition.

To the extent a public tender offer is required, the Offeror will be required to provide the Company with notice of, and certain specified information with respect to, such tender offer at least fifteen business days prior to the commencement of the offer, as well as the terms and conditions of any agreement with any shareholder proposed for the Control Acquisition (a “Prior Agreement”). The Company will send each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to publish a notice containing substantially the same information in a newspaper of general circulation in Argentina, New York and each other city in which the Company’s securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to us, until the offer expires.

Our Board of Directors shall call a special meeting of the holders of Class A shares to be held 10 business days following the receipt of such notice for the purpose of considering the tender offer. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

Such tender offers must be carried out in accordance with a procedure specified in our by-laws and in accordance with any additional or stricter requirements of the jurisdictions, exchanges or markets in which the offer is made or in which the securities of the Company are traded. Pursuant to our by-laws, the tender must offer the same price to all shares tendered, and such price may not be less than the highest of the following (the “Minimum Price”):

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

The Capital Markets Law and CNV Regulations:

In December 2018, the CNV issued General Resolution No. 779 regulating the tender offers regime provided for in Law No. 27,440 published in May 2018, which amended the Capital Markets Law. Under this regime, a mandatory tender offer at a fair price (determined according to such law) shall be issued by anyone who, acting individually or in coordination with others, has effectively obtained a controlling interest in a public company, which is deemed to occur (i) when obtaining, directly or indirectly, a percentage of votes equal to or higher than 50% of a public company, or (ii) when the percentage of votes obtained is below 50% but such person controls a public company (i.e., has an interest in the capital stock of the company or securities with voting rights that grants the necessary votes to adopt resolutions in ordinary general shareholders meetings or to appoint or revoke the majority of the directors or members of the statutory auditors’ committee). The tender offer shall be made as soon as possible after the settlement of the relevant share acquisition, but no later than one month from such settlement.

Material Contracts

None.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate which required the Central Bank to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, the “Public Emergency Law”, see “Item 4 – Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine government – Public Emergency”), formally putting an end to the Convertibility Law regime and abandoning the U.S. dollar-peso parity. The Public Emergency Law, which had been periodically extended and expired on December 31, 2017, by Law No. 27,200, had granted the Argentine Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. However, on December 23, 2019, Law No. 27,541 was published, which again declared the public emergency until December 31, 2020 (see “Item 4 – Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine government – Public Emergency”). The annual rate of devaluation of the peso was approximately 40.5% from December 31, 2019 to December 31, 2020 based on the period-end exchange rates for U.S. dollars as of December 31, 2020 and 2019. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

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

By means of Decree No. 27/2018 dated January 11, 2018, the Free Exchange Market (Mercado Libre de Cambios - “MELI”) was created, as a replacement of the Free Single Exchange Market (Mercado Unico Libre de Cambios - “MULC”), for purposes of providing additional flexibility to the market, to enable competition and allow for the entry of new operators into the foreign exchange market, thus reducing systemic costs. Exchange operations will be conducted through the MELI by financial entities and other participants authorized by the Central Bank to conduct regular transactions or purchase and sale of foreign currency, gold coins or deliverable gold bars and travelers’ checks, transfers and similar analogous foreign exchange operations. By means of Decree No. 609/2019 dated September 1, 2019 (the “Decree 609”), the Argentine Executive Branch established that, until December 31, 2019, the export value of goods and services was required to be repatriated to Argentina and converted to pesos by means of settlement in the foreign exchange market (the “FX Market”) in accordance with the conditions and terms set forth by the Central Bank. According to the provisions of Decree 609, the Central Bank by means of Communication “A” 6770, as amended and restated by Communication “A” 6844 and supplemental regulations related to the obligation to repatriate and convert the exchange value of export of goods and services (the “FX Regime”), defined in which cases access to the FX Market to purchase foreign currency and precious metals as well as transfers abroad will be subject to prior approval by the Central Bank, taking into consideration the different situations of individuals and legal entities. See “—Exchange Regulations.”

On December 28, 2019, by means of Decree No. 91/2019 (“Decree 91”) the Argentine Executive Branch amended Article 1 of Decree 609, extending the obligation to repatriate and settle through the FX Market for an indefinite period of time.

Currently, and pursuant to the FX Regime, only importers, exporters, financial institutions and debtors who meet the requirements set forth by the FX Regime can access to the FX Market, while individuals can buy up to U.S.$ 200 per month from entities licensed to conduct foreign exchange transactions, provided that they do not fall under the exceptions set forth by the FX Regime, and the Central Bank may intervene by selling or buying U.S. dollars in the FX Market. See “—Exchange Regulations.”

The Central Bank requested the CNV to implement aligned measures to avoid elusive practices and operations.

In this sense, the CNV , in line with the provisions of article 3 of Decree 609, established through General Resolutions No. 808, No. 810, No. 841, No. 843, No. 856, No. 862, No. 871, and No. 878 various measures to avoid such elusive practices and operations. See “—Other foreign exchange regulations.”

The following table sets forth the annual low, high, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine peso.

	Low	High	Average (1)	Period End
	(pesos per U.S. dollar)
Year ended December 31,
2016	13.07	16.04	14.78	15.85
2017	15.17	18.83	16.76	18.77
2018	18.42	40.90	29.32	37.81
2019	37.04	60.00	49.23	59.90
2020	59.82	84.15	71.61	84.15
Month
January 2021	84.70	87.30	85.97	87.30
February 2021	87.61	89.83	88.67	89.83
March 2021	90.09	91.99	91.07	91.99
April 2021(2)	92.24	92.44	92.34	92,44

Source: Central Bank

(1)

Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

(2)	Through April 9, 2021.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Regulations

Below is a description of the main exchange control measures implemented by the FX Regime:

Obligation to repatriate foreign currency obtained from exports of goods

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

In accordance with section 7.1 of Communication 6844 of the BCRA (as amended, “Communication “A” 6844”), exporters who carried out operations with related counterparties (in which the importer is a company controlled by the Argentine exporter), may request their respective monitoring entities to extend the entry period up to 120 calendar days. This extension will apply in cases where exports of more than U.S.$ 50,000,000 have been registered and the goods correspond to the positions detailed in said standard (mainly related to the meat industry).

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

Communication 7030 (as defined below) sets forth that, for the purposes of accessing the foreign exchange market to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Central Bank’s prior approval, unless any of the following situations occurs:

a) The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market during 2020, including the payment whose course is being requested, does not exceed in more than U.S.$ 1,000,000, the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the foreign exchange market, plus the amount of payments made under other exceptions, subtracting the amount pending to be entered into Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019.

b) In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date.

c) It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.

d) It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

e) It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.

f) It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

g) The financial entity has received an affidavit from the client stating that, including the advanced import payment which is being requested, plus the amounts included in a), do not exceed U.S.$ 3 million and that these payments are related to imports of products related to the provision of medication or other goods related to medical assistance and/or health care directed to the population or supplies that are necessary for their local preparation.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the Central Bank from the online system implemented for this purpose.

The amount by which importers can access the foreign exchange market under the conditions established within the framework of section 2 of Communication “A” 7030 will be increased by the equivalent of 50% of the amounts that, the importer settles through the foreign exchange market as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020.

In the case of operations settled as of March 19, 2021, access to the foreign exchange market will also be admitted for the remaining 50% to the extent that the additional part corresponds to advanced payments of capital goods, and/or goods that qualify as necessary inputs for the production of exportable goods. In the latter case, the entity must have a sworn statement from the client regarding the type of good involved and its status as an input in the production of goods to be exported).

Obligation to repatriate foreign currency from exports of services

Payments received for the rendering of services (such as services provided by an Argentine resident to a non-Argentine resident, encompassing, among others, freight, passenger services, other transportation services, tourism and travel related services, construction services, insurance, financial services, telecommunications services, information and computing services, intellectual property licenses, research and development, professional consulting services, management services, technical services related to commerce and other business services, audiovisual services, personal, cultural and recreational services (including, rights and awards of competitors in sports and/or sporting entities) and governmental services) must be repatriated and converted to pesos by means of settlement in the FX Market to pesos within a period of no more than 5 business days from the date of their receipt abroad or in Argentina.

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

•	the funds received are deposited in accounts opened in Argentine financial entities;

•	the funds are repatriated within the specified periods set forth by the FX Regime;

•	the funds were applied to operations to which applicable law grants access to the FX Market, within the limits established for each concept involved; and

•	the use of this mechanism was neutral for tax purposes.

Obligation to send daily information on exchange sales for up to a daily amount equal to or greater than the equivalent of U.S.$ 500,000

Section 3.13 of Communication 6844 requires entities authorized to conduct foreign exchange operations to submit to the BCRA, at the end of each business day and with 2 business days’ prior notice, information on sales of foreign currency to be performed at the request of customers or operations of the entity for its own portfolio that implies access to the FX Market in a daily amount equal to or greater than the equivalent of U.S.$ 500,000, for each of the 3 business days covered in the applicable reporting period.

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

The settlement of futures traded on markets organized in Argentina, forwards, options, and any other type of derivatives entered into in Argentina must be made in pesos.

Additionally, individuals must obtain previous approval from the Central Bank for derivative transactions (such as the payment of premiums, creation of guarantees and settlement that correspond to future transactions, forwards, options and other derivatives), if they involve a payment in foreign currency.

Access to the FX Market for payment of premiums, creation of guarantees and settlements in connection with interest rate hedging contracts for declared and validated obligations of non-residents shall be granted if the risks hedged do not exceed the external liabilities actually recorded by the debtor, provided, however, that such debtor must appoint a financial entity who will be in charge of tracking the relevant transaction and the filing of a sworn statement committing to the settlement of any unspent or excess funds in the FX Market within the following 5 business days.

Purchase of foreign currency by resident human persons for the formation of foreign assets, remittance of family assistance and for operations with derivatives

Argentine residents must obtain prior approval from the Central Bank for the creation of external assets, the remittance of family assistance and to carry out derivative transactions (with the exception of those referred to in article 4.4.2. Of Communication “A” 6844), in the event that the amount of any of the aforementioned transactions exceeds the equivalent of U.S.$ 200 altogether per month in all entities licensed to operate in exchange transactions.

Likewise, it is established that operation must be carried out with a debit to customer accounts in local financial entities, admitting the use of cash in local currency in operations up to the equivalent of U.S.$ 100 in the calendar month and in the set of entities authorized to operate in exchange.

It is established as a requirement for access to the exchange market for the purchase of foreign currency by resident human persons within the monthly limits established in the preceding paragraphs, the presentation of an affidavit by the client that the funds purchased. They will not be used for the purchase of securities in the secondary market within five business days from the settlement date of said exchange transaction.

On the other hand, Article 1 of General Resolution No. 808 dated September 12, 2019, in order to carry out any transaction to purchase negotiable securities in dollars (type D) for an amount of up to US $ 200 by human persons, settlement and clearing agents must previously have a sworn statement from the holder stating that the funds in dollars do not come from an exchange market operation carried out in the last 5 business days. Likewise, transactions for the purchase of negotiable securities in dollars (type D) may only be carried out to be settled within a cash period of 48 hours. The negotiable securities credited for said purchase may not be transferred to cover the settlement of a sale operation in pesos until it has elapsed.

Notwithstanding the foregoing, Article 3.9 of Communication “A” 6844 establishes that human persons have access to the exchange market for the purchase of foreign currency to be applied simultaneously to the purchase of real estate in the country destined to single, family and permanent occupancy home, as long as certain requirements are met.

Effective as of September 16, 2020, the Central Bank ordered through Communication “A” 7106 that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the local exchange market from of September 1, 2020, for the payment of obligations between residents under article 3.6 of Communication “A” 6844, including payments for purchases with a credit card in foreign currency, will be deducted, as of the following calendar month, of the monthly fee of U.S.$ 200. If the amount of said purchases exceeds the available quota for the following month or said quota has already been absorbed by other purchases made since September 1, 2020, said deduction will be made from the quotas of the following months until the amount of said purchases.

The corresponding institution must verify the online system implemented by the Central Bank to verify if the person has not reached the limits established for the applicable calendar month or has not exceeded them in the previous calendar month and, therefore, has the right to carry out the exchange transaction, and will request the client to present an affidavit indicating that said person is not a beneficiary of any “Zero Interest Rate Loan” contemplated in article 9 of Decree No. 332/2020, as amended, “Loans Subsidized for Companies ”and or“ Loans with zero interest rate for independent workers engaged in cultural activities”.

Likewise, people who receive loans denominated in pesos directed to SMEs listed in items 2 and 3 of Communication “A” 7006 of the Central Bank, must request prior authorization from the Central Bank to access the local exchange market to carry out transactions for this purpose. to form external assets, provide family assistance and carry out derivative operations or sell securities to settle in foreign currency or transfer said securities to other depositories. The applicable institution must request clients who wish to access the local exchange market to present evidence of the aforementioned authorization from the Central Bank or an affidavit to the effect that they are not beneficiaries of any financing listed in items 2 or 3 of the Communication. “A” 7006 of the Central Bank.

The Central Bank has established that the persons who benefit from the provisions of item 4 of Communication “A” 6949, in its supplemented form, and article 2 of Decree No. 319/20 may not, until it is cancelled. in full the amount financed or while continuing to adjust the value of the instalment, as appropriate, (i) access the local exchange market for the purpose of forming external assets, providing family assistance and carrying out derivative operations; and (ii) arrange the sale in Argentina of securities with settlement in foreign currency or transfer them to foreign depositaries.

Through Communications “A” 6993, 7006, 7082 and 7106, the BCRA established that the beneficiaries of “Credits at Zero Rate” agreed in the framework of article 9 of Decree No. 332/20, the people who access the financing that is agreed in accordance with points 2 and 3 of Communication “A” 7006, persons who access the financing provided for in points 1 and 2 of Communication “A” 7082 (“Subsidized Rate Credits for Companies” and “Zero Rate Credits Culture ”) and the human persons who are beneficiaries of the provisions in point 4 of Communication “A” 6949 and complementary and/or in article 2 of Decree No. 391/2020 will not be able, until its total cancellation, to access the exchange market to carry out operations corresponding to the formation of external assets of residents, referral of family assistance and derivatives.

The Federal Administration of Public Revenues (“AFIP”), through AFIP Resolution No. 4815/2020, established on the operations achieved by the Tax For an Inclusive and Solidarity Argentina (“PAIS”) and for the subjects defined in article 36 of the Solidarity and Productive Reactivation Law and its amendment regarding the condition of residents in the country, in the terms of article 116 and following of the Income Tax Law, the perception of thirty-five percent (35%) on the amounts in pesos that, for each case, are detailed in article 39 of the Solidarity and Productive Reactivation Law.

Said perceptions will have the character of income tax and will be computable in the annual income tax return or, where appropriate, personal property tax, corresponding to the fiscal period in which they were incurred.

Additionally, AFIP Resolution No. 4815/2020 establishes a refund regime for those subjects to whom the established perceptions have been made and who are not taxpayers of income tax or, where appropriate, personal property tax.

Access to the FX Market for non-residents

Prior approval from the Central Bank is required for non-residents to access the FX Market, except for:

•	transactions made by international organizations and institutions that operate as official export credit agencies;

•	transactions made by diplomatic and consular representations as well as diplomatic personnel accredited in Argentina for transfers made in the exercise of their functions;

•

transactions made by Argentine representations agencies of courts, authorities, offices, special missions, commissions or multilateral bodies established by treaties or international agreements, to which Argentina is a party, to the extent that the transfers are made in the exercise of their functions; and

•

transfers abroad on behalf of individuals who are beneficiaries of retirement and/or pension benefits paid by the National Social Security Administration (Administración Nacional de la Seguridad Social, the “ANSES”), up to the amount paid by the ANSES for the respective calendar month and to the extent that such transfer be made to the bank account located and owned by the beneficiary of such retirement and/or pension in his country of registered residence.

New local public debt issuances denominated in foreign currency

In accordance with section 2.5 of Communication “A” 6844 of the Central Bank, resident debt issuers are granted access to the FX Market for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the FX Market. However, the settlement of the proceeds from the issuance shall not be required for the future access to the FX Market for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the FX Market, and the mechanism is tax neutral, among others).

Obligation to repatriate new foreign financial debts and settle through the FX Market to pesos

In accordance with section 2.4 of Communication “A” 6844 of the Central Bank, new foreign financial debts disbursed on or after September 1, 2019, must be repatriated and converted to pesos by means of settlement in the FX Market. Proof of repatriation and conversion will be required to access the FX Market for repayment of principal and interests on such debts.

The proof of repatriation and conversion will not be required if the following conditions are verified concurrently:

•	the funds received are deposited in accounts opened in Argentine financial entities;

•	the funds are repatriated within the specified periods set forth by the FX Regime;

•	the funds were applied to operations to which applicable law grants access to the FX Market, within the limits established for each concept involved; and

•	the use of this mechanism was neutral for tax purposes.

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

However, residents who must service foreign financial debts and/or securities issued under local legislation may carry out purchases of foreign currency in the FX Market prior to the deadline admitted by the FX Regime, under the following conditions.

•	the acquired foreign exchange amounts must be deposited in foreign-currency denominated accounts owned by the residents and opened in local financial institutions;

•	the access to the FX Market must be carried out no earlier than 5 business days prior to the terms allowed by the FX Regime;

•	the access to the FX Market must be for a daily amount not exceeding 20% of the total amount that the residents must cancel at maturity of such foreign financial debt;

•	the intervening financial institution must verify that the foreign financial debt, which will be serviced with these funds, complies with the regulations set forth by the FX Regime; and

•

foreign currency that is not used for the payment of principal and interest must be converted to pesos by means of settlement in the FX Market to pesos within 5 business days of the applicable payment.

In addition, financial entities will be able to give access to the FX Market to residents who have foreign financial indebtedness or to Argentine trusts in order to secure the payment of principal and interests and/or to purchase foreign currency to provide guarantees for up to the amounts payable of such indebtedness, under the following conditions.

•

in case of payments of commercial debts for imports of goods and/or services with foreign financial institutions or official export credit agencies or foreign financial indebtedness with unrelated creditors, which foresee the crediting of funds in guarantee accounts of future services and whose access to the local FX Market has been granted by law;

•

the acquired funds be deposited in accounts opened in Argentine financial institutions pursuant the conditions provided in the contracts. The creation of guarantees on accounts opened abroad will only be admitted if it is the only and exclusive option provided in financial indebtedness entered into and effective prior to August 31, 2019;

•	the guarantees in foreign currency, which can be used for the payment of services, do not exceed the amounts to be paid in the next payment of principal or interest date;

•	the access to the local FX Market is made for a daily amount not exceeding 20% of the amounts to be paid in the next payment of principal or interest date; and

•	the intervening financial institution must verify that the foreign financial debt complies with the regulations set forth by the FX Regime.

Foreign currency that is not used for the payment of principal and interest must be converted to pesos by means of settlement in the FX Market to pesos within 5 business days of the applicable payment.

Distribution of profits and dividends

The FX Regime establishes that residents access the FX Market to exchange foreign currency and to transfer it abroad to make payments of profits and dividends to non-resident shareholders, without the prior approval of the Central Bank to the extent that certain conditions are met.

•	Profits and dividends correspond to closed and audited financial statements.

•

The total amount of profits and dividends paid to non-resident shareholders must not exceed the amount in local currency which corresponds to the distribution determined by the shareholders’ meeting. The financial entity must receive an affidavit signed by the legal representative or a duly authorized attorney-in-fact of the resident with a certification in this sense.

•

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

•

Access occurs within a period of not less than 30 calendar days from the settlement of the last contribution that is computed for the purposes of the requirement set forth in the immediately preceding condition.

•

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

•	The entity must verify that the client has complied, if applicable, with the statement of the last overdue presentation of the “Survey of external assets and liabilities” for the operations involved.

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

Prior approval of the Central Bank is not required for access to the FX Market if each of the following conditions are satisfied.

•	the pre-payment is carried out with funds coming from new financial debt disbursed on the applicable pre-payment date;

•	the average life of the new financial debt is greater than the remaining average life of the financial debt being prepaid;

•	the first amortization date of the new financial debt is not earlier than the next amortization date of the financial debt being prepaid;

•

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

Pre-payment of debt for goods imports

Prior approval from the Central Bank will be required to access the FX Market for payment of debt relating to the import of goods and services.

As of November 2, 2020, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the local foreign exchange market of currency associated with the return of the payment made; (iii) other forms of regularization permitted under foreign exchange regulations; and/or (iv) the Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the local foreign exchange market to make new prepayments of imported goods until such defaulted transactions are not regularized.

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

Exchange and arbitrage

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)

inflows of foreign currency from abroad, to the extent that they do not relate to transactions subject to the obligation to settle them in the local foreign exchange market. Financial institutions shall allow inflows of foreign currency from abroad to be credited into the accounts opened by the customer in foreign currency in connection with these transactions;

(ii)

transfer of foreign currency abroad by individuals from their local accounts denominated in foreign currency to bank accounts held by such individuals abroad. Financial institutions shall require an affidavit from the customer stating that the customer has not sold any securities to be settled in foreign currency in the local market within the past 5 business days;

(iii)

transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries; (iv) arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.12 of the Communication “A” 6844 of the Central Bank;

(iv)

transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to U.S.$ 500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic; and

(v)

all other swap and arbitrage transactions may be made by customers without the Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other exchange regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

Operations with Securities

In addition, any person who has outstanding facilities in pesos under the scope of Communications “A” 6937, “A” 6993, “A” 7006, “A” 7082 of the Central Bank, as supplemented (i.e., credit facilities at subsidized interest rates) will be prevented from selling securities to be settled in foreign currency or transferring such securities to foreign depositaries, until such facilities have been fully repaid.

a.

All entities and individuals with external liabilities at the end of any calendar quarter, or who have canceled such liabilities during such quarter, must declare the Survey of External Assets and Liabilities;

b.

Those filers for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of U.S.$ 50 million, must make an annual presentation (which will complement, ratify and/or rectify the quarterly presentations made), which may also be optionally presented by any entity or individual. With respect to the deadlines to file the declarations, the maximum terms to present and validate the declarations will be: (i) 45 calendar days from the closing of the reference calendar quarter, for the quarterly returns; and (ii) 180 calendar days from the end of the reference calendar year, for annual filings.

The expiration of the annual declarations corresponding to the year 2018 for the subjects included in section 2.d of the Communication, operated on November 14, 2019.

Likewise, the expiration of the annual declarations corresponding to the year 2019 for the subjects included in sections 2.b, 2.c and 2.d, of the Communication operated in June 2020.

Similar limitations and requirements apply to those who have accessed other credits or special financing programs granted by the Argentine government in the framework of the “COVID-19” pandemic, among which are: (i) complementary salaries of the Emergency Work Assistance Program and Production (ATP) agreed within the framework of Article 8 of Decree No. 332/2020, as modified and supplemented from time to time, (ii) financing to MSMEs with an interest rate of 24% provided for in Communication “A” 6937 of the BCRA and (iii) financing to MSMEs with an interest rate of 24% that are guaranteed by the Argentine Guarantee Fund (FOGAR) provided for in Communication “A” 7006 of the Central Bank. YPF has not registered in the framework of the Emergency Assistance Program for Work and Production (ATP), therefore it has not received assistance from the National State within the framework of said program.

For its part, Communication “A” 7001 (as amended by Communications “A” 7030 and Communication “A” 7042 of the Central Bank) of the Central Bank established that in customer operations that correspond to expenditures by the market of changes –including operations that are carried out through exchanges or arbitrations– the intervening entity must have the prior approval of the Central Bank (in addition to the requirements that are applicable so that the entity authorized to operate in changes to proceed with the operation) except that has a sworn statement from the client stating that (i) on the day he requests access to the market and in the previous 90 calendar days he has not arranged in the country sales of securities with settlement in foreign currency or transfers of the same to foreign depositary entities (until July 30, 2020, the declaration included in this point will be considered to include only the period t elapsed since May 1, 2020 inclusive); and (ii) undertakes not to arrange in the country sales of securities with settlement in foreign currency or transfers thereof to foreign depository entities from the moment access is required and for the subsequent 90 calendar days. In this sense, it should be borne in mind that carrying out a transaction to sell securities with settlement in foreign currency or their transfer to foreign depository entities may be a condition for access to the exchange market for the payment of obligations denominated in foreign currency, regardless of whether access is expressly provided for in exchange regulations.

Likewise, through General Resolution 871/2020 (as amended by General Resolution 878/2021), the CNV established that in order to carry out operations for the sale of negotiable securities with settlement in foreign currency and in foreign jurisdiction, a minimum holding period must be observed of said negotiable securities in the portfolio of three (3) business days counted from their accreditation in the depositary agent. In turn, in the case of sale operations of negotiable securities with settlement in foreign currency and in local jurisdiction, the minimum term of permanence in the portfolio to be observed will be one (1) business day to be computed in the same way. These minimum holding periods will not apply in the case of purchases of negotiable securities with settlement in foreign currency.

Likewise, in order to carry out transfers of negotiable securities acquired with settlement in national currency to foreign depository entities, a minimum period of holding of said negotiable securities in the portfolio of three (3) business days must be observed, counted from their accreditation in the depositary agent, except in those cases in which the accreditation in said depositary agent is the result of the primary placement of negotiable securities issued by the National Treasury or in the case of Argentine shares and/or certificates of deposit (CEDEAR) negotiated in markets regulated by the CNV. The settlement and clearing agents and the trading agents must verify compliance with the minimum term of permanence of the aforementioned negotiable securities.

Regarding receiving transfers, General Resolution 871/2020 established that the negotiable securities accredited in the central depository agent of negotiable securities, coming from foreign depository entities, may not be applied to the settlement of operations in foreign currency and in jurisdiction foreign until three (3) business days have elapsed since the aforementioned accreditation in the subaccount (s) in the aforementioned local custodian. In the event that such negotiable securities are applied to the settlement of operations in foreign currency and in local jurisdiction, the minimum holding period will be one (1) business day to be computed in the same way.

The Negotiation Agents and Settlement and Clearing Agents must request from their clients, prior compliance with the instruction for the acquisition of securities in pesos for their subsequent and immediate sale in foreign currency or their transfer to foreign depository entities, the presentation of an affidavit from the holder stating that he is not a beneficiary as an employer of the supplementary salary established in the ATP, created by Decree No. 332/2020, in accordance with the terms and requirements provided by DECAD-2020-817-APN-JGM dated May 17, 2020, and amendments. Likewise, said sworn statement must include the mention that the person is not affected by any legal or regulatory restriction to carry out the aforementioned operations and/or transfers.

Mandatory Refinancing Plan Regime

Item 7 of Communication “A” 7106 of the Central Bank establishes that debtors under the obligation to make scheduled repayments of principal maturing between October 15, 2020 and March 31, 2021 (as is our case with regards to payments of principal under the 2021 Old Notes, as confirmed by the Central Bank) relating to:

(ii)	foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor;

(iii)	foreign financial indebtedness on account of transactions of the debtor and/or

(iv)

issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, must submit a refinancing plan to the Central Bank in line with the following criteria (a “Refinancing Plan”):

a)	debtors shall gain access to the foreign exchange market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

b)	the balance of the principal amount shall have to be refinanced, at least, by new foreign indebtedness with an average life of two (2) years.

Further, item 7 of Communication “A” 7106 of the Central Bank provides that, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors that are settled by the customer through the foreign exchange market shall also be computed. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met. In addition, Communication “A” 7106 established that the Refinancing Plan was to be submitted to the Central Bank before September 30, 2020 in respect of repayments maturing on or before December 31, 2020. In turn, for repayments maturing between January 1, 2021 and March 31, 2021, the Refinancing Plans shall be submitted no later than thirty (30) calendar days in advance of the due date for repayment of the principal to be refinanced. The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the foreign exchange market is requested for repayment of principal under such indebtedness does not exceed the equivalent of U.S.$ 1.0 million per calendar month, and U.S.$ 2.0 million in the case of access to the foreign exchange market for the payment of principal as from April 1, 2021.

Additionally, by means of Communication “A” 7230, the Central Bank established that the provisions of item 7. of Communication “A” 7106 will be applicable to those debtors who have scheduled principal maturities between April 1, 2021 and December 31, 2021 for the indebtedness detailed therein. In such case, the refinancing plan must be submitted to the Central Bank before March 15, 2021 for principal maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced.

Lastly, it established that the presentation of the plan provided for in item 7. of Communication “A” 7106 shall not be necessary when the maturities correspond to: i) indebtedness originated as from January 1, 2020 and whose funds have been deposited and settled in the foreign exchange market; ii) indebtedness originated as from January 1, 2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and iii) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

Through Communication “A” 7133 (amended by Communication “A” 7196), the Central Bank provided that:

(1) access to the foreign exchange market up to 45 calendar days prior to the maturity date for the payment of principal of and interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Communication “A” 7106 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

(2) access to the foreign exchange market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

(3) pursuant to the provisions of item 7 of Communication “A” 7106 concerning scheduled principal repayments maturing between October 15, 2020 and December 31, 2021: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the foreign exchange market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the foreign exchange market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in point 3.6.4 of Communication “A” 6844 of the Central Bank, and (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement will be considered fulfilled for the purposes of being allowed access to the foreign exchange market for the service of principal and interest thereon.

In line with the Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with pre-existing credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or pre-existing credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.

New Investment Promotion Regime for Exports

On April 7, 2021, the government issued Decree N° 234/2021 establishing a new investment promotion regime for exports (the “Exports Promotion Regime”), aimed at increasing exports of goods and promote sustainable economic development, among other goals. The Ministry of Economy and the Ministry of Productive Development are empowered to regulate the Exports Promotion Regime.

The Exports Promotion Regime includes investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the regime do not apply to commodities such as wheat, corn, soy and biodiesel, among others. Although implementing regulations may include and/or exclude activities from the Exports Promotion Regime, Decree N° 234/2021 states that acquired rights will not be affected.

The requirements are as follows:

(a)    Both legal entities and individuals, residents or non-residents, may apply;

(b)    Present an “Investment for Exports Project” consisting of a minimum direct investment of U.$.S 100,000,000

(c)    Comply with the terms and conditions of the projects presented and approved by the regulators.

(d)    Individuals and legal entities may not apply to the Exports Promotion Regime if (i) their representatives or directors have been convicted for certain offenses with imprisonment and/or disbarment penalties for a certain period of time, (ii) they have due and unpaid tax or social security debts, or where imposed the payment of taxes, duties, fines or surcharges by a final judicial or administrative decision in connection with customs, foreign exchange, tax or social security matters, or (iii) they have defaulted on their obligations under other promotion regimes, without justification.

Upon verification of the relevant requirements, the regulators will approve the project and issue an export investment certificate to access the benefits established by the Exports Promotion Regime, which is valid for 15 years.

Beneficiaries that participate in the Exports Promotion Regime will be able to apply up to 20% of the foreign currency proceeds obtained from the exports related to the project to (i) payment of principal and interest of foreign financial or commercial debts, (ii) payment of dividends and (iii) repatriation of direct investments of non-residents. However, this benefit shall not exceed an annual maximum equal to 25% of the gross amount of foreign currency settled by such beneficiary through the FX market to finance the development of the project. In order to estimate the gross amount of foreign currency settled by the beneficiary in the FX Market to finance the project, foreign currency flows from exports will not be taken into account.

The benefits under the Exports Promotion Regime will cease (i) upon the expiration of the term of use, (ii) in certain cases, when the beneficiary does no longer have the capacity to carry out the activity that is the reason of the investment project, as set forth in the applicable regime, or (iii) if the beneficiary defaults in its obligations under the Exports Promotion Regime without justification.

Additional requirements on outflows through the local foreign exchange market

On May 28, 2020, the Central Bank issued Communication “A” 7030 , as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151, 7193, 7239 and 7253 (“Communication 7030”), which established additional requirements on outflows made through the local foreign exchange market.

Below is a brief description of such measures:

Additional requirements on outflows through the local foreign exchange market

In the case of certain outflows made through the local foreign exchange market (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal of and interest on external indebtedness; payments of interest on debts for the import of goods and services; payments of indebtedness in foreign currency owed by residents made through trusts organized in Argentina to secure the provision of services; payments under foreign currency-denominated debt securities publicly registered in Argentina and liabilities in foreign currency owed by residents; purchases of foreign currency by resident individuals for the purpose of forming external assets, providing family assistance and entering into derivative transactions (other than those made by individuals on account of the formation of external assets), purchase of foreign currency by individuals to be simultaneously used to purchase real estate in Argentina with a mortgage loan; purchase of foreign currency by other residents (excluding financial institutions) to form external assets and in connection with derivative transactions; other purchases of foreign currency by residents for specific uses and under interest rate hedge agreements in connection with liabilities incurred by residents that have been reported and validated under the Survey of External Assets and Liabilities regime), the financial institution shall obtain the Central Bank’s prior approval before processing the transaction, unless it has obtained an affidavit executed by the legal entity or individual stating that, at the moment of accessing the local exchange market:

Holding foreign currency in Argentina and non-holding of available external liquid assets.

The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to U.S.$ 100,000.

Communication 7030 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

Available liquid external assets are not understood to include those funds deposited abroad that may not be used by the legal entity or individual as they are reserve, or security funds set up in compliance with the requirements under borrowing agreements abroad or funds set up as collateral under derivative transactions consummated abroad.

If the legal entity or individual had liquid external assets available in an amount higher than the sum specified in the first paragraph, the financial institution may also accept an affidavit provided it is satisfied that such amount shall not be exceeded on the grounds that, either partially or totally, such assets:

(i)	were used during such day to make payments that would have required access to the local exchange market;

(ii)	were transferred to the legal entity or individual to a correspondent account of a local institution licensed to deal in foreign exchange;

(iii)

are funds deposited in bank accounts abroad from collections of exports of goods and/or services or advances, pre- or post-export financing of goods by non-residents, or from the disposal of non-financial non-produced assets in respect of which the term of 5 business days after collection has not yet expired; or

(iv)

are funds deposited in bank accounts abroad from financial indebtedness abroad and the amount thereof does not exceed the equivalent amount payable as principal and interest within the next 120 calendar days.

The affidavit filed by legal entities or individuals shall expressly indicate the value of their liquid external assets available as of the beginning of the day as well as the amounts allocated to each of the situations described in paragraphs i) through iv), as applicable.

New inflows and settlement of foreign currency from collections of loans granted to third parties and time deposits or sales of any asset, provided same were purchased and granted after May 28, 2020.

Customers’ affidavits shall include a commitment to settle in the foreign exchange market, within a term of five business days upon being made available, those funds received from abroad from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, provided the asset had been purchased, the time deposit had been made or the loan had been granted after May 28, 2020.

The filing of affidavits shall not be required for outflows through the local foreign exchange market in the following cases: (1) the exchange institution’s own transactions, acting as customer; (2) payment of financing in foreign currency granted by local financial institutions in connection with purchases in foreign currency using credit or shopping cards; and (3) payments abroad by credit card companies that are not financial institution in connection with the use of credit, shopping, debit or prepaid cards issued in Argentina.

Additionally, Communication “B” 12082 of the Central Bank established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Central Bank to verify if the customer that intends to access the foreign exchange market is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

Access to the local foreign exchange market for payment of imports of goods while submission of import clearance is pending

Pursuant to Communication “A” 7138, to access the local foreign exchange market for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under foreign exchange regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

Payments of principal under debts with related counterparties until March 31, 2021

The Central Bank’s prior approval is required to access the foreign exchange market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until March 31, 2021, pursuant to Communication “A” 7193. Such requirement shall not apply to the local financial institutions’ own transactions.

Extension of the term for outflows through the foreign exchange market in connection with the sale of securities to be settled in foreign currency or transfers to foreign depositaries

In the case of outflows through the foreign exchange market, including by means of swap or arbitrage transactions, in addition to the requirements that apply to each particular case, financial institutions shall request the filing of an affidavit certifying that:

•

on the day when access to the market is requested and within the prior 90 calendar days no sales of securities have been made via settlement of foreign currency or transfers thereof to foreign depositaries; and

•

the customer filing the affidavit undertakes to refrain from selling securities to be settled in foreign currency or transferring same to foreign depositaries since the day access is requested and during a term of 90 calendar days.

The filing of the affidavit shall not be required in case of outflows through the foreign exchange market in the following circumstances: 1) the financial institution’s own transactions, acting as customer; 2) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 3) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Communication “A” 7193

Through Communication “A” 7193, the Central Bank modified Section 2 of Communication “A” 7030 as amended, that regulated the requirements to access the foreign exchange market for the payment of imports, in accordance with what is already reflected in “—Payment of imports with access to the exchange market until March 31, 2021.”

Additionally, Communication “A” 7193 resolved to eliminate the provisions of Section 10.3.2.5. of the Foreign Exchange Regulations, which established a limit of US $ 2,000,000 per calendar month for payments of outstanding debts as of August 31, 2019 related to imports with related counterparties.

Likewise, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Central Bank to provide their clients with access to the foreign exchange market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of the Foreign Exchange Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the foreign exchange market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Communication “A” 7196

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Communication “A” 7196, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

•

such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and

•

considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022.

Export proceeds to guarantee new indebtedness

Communication “A” 7196 allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into pursuant to Communication “A” 7123 and has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the local foreign exchange market subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the local foreign exchange market for the constitution of guarantees

Residents may access the local foreign exchange market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, pursuant to the Communication “A” 7123 refinancing scheme, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

i.

concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the local foreign exchange market and/or funds credited to the correspondent account of a local financial institutions, and

ii.

the guarantees shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

Funds which are not applied to the payment of principal and interest or the conservation guarantee detailed herein must be settled through the local foreign exchange market within five business days from its maturity date.

Access to the local foreign exchange market for the payment of new issuances of debt securities

New duly registered issuances of foreign-denominated debt securities, issued as of January 7, 2021, intended to refinance pre-existing debt, when seeking access to the local foreign exchange market for the payment of principal and interest under such new indebtedness, shall be considered to have complied with the obligation to mandatory settle through foreign currency for an amount equivalent to the refinanced principal, the interest accrued up to the date the refinancing was settled and, to the extent that the new debt securities do not schedule principal maturities before 2023, the interest that would accrue until December 31, 2022 by the indebtedness which is refinanced in advance and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts so refinanced.

Communication “A” 7200

On January 6, 2021, the Central Bank issued Communication “A” 7200, establishing a new “Registry of exchange information of exporters and importers.” Exporters and importers who, due to their degree of significance of the volumes they operate, will have to be registered in before April 30, 2021.

Beginning May 1, 2021, any payments done from Argentina through the foreign exchange market, will require the Central Bank’s prior authorization if done by obligated entities that appear as “not registered” in the Registry of exchange information of exporters and importers.

Communication “A” 7217

Local collections for exports of on-board supplies to foreign flagged means of transport (régimen de ranchos)

On February 5, 2020, the Central Bank issued Communication “A” 7217, establishing that, regarding local collections for exports of on-board (régimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

(i)

The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

(ii)

An entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

(iii)	In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.

Central Bank Information Requirement

On November 12, 2020, the Central Bank served YPF with Information Requirement N° 383/REXB/ 002/2020 , requesting YPF to submit evidence of compliance with the Company’s obligation under the Central Bank regulations to transfer and sell in the Argentine foreign exchange market the exports proceeds related to 772 shipment permits instrumented since September 2019 until September 2020, for a total amount of U.S.$ 246 million. On April 15, 2021, the Central Bank served YPF with a new Information Requirement N° N° 383/EXB/005/2021 requesting YPF to submit evidence of compliance with the Company’s obligation under the Central Bank regulations to transfer and sell in the Argentine foreign exchange market the exports proceeds related to 101 shipment permits instrumented since October 2020 until December 2020, for the overall a total amount of U.S.$ 53 million.

YPF has filed responses to the information requirements. Some of these exports permits are related to on- board fuel supplies provided to foreign flag aircrafts, which were invoiced to Argentine airlines or Argentine branches of foreign airlines and that were collected by YPF in pesos and, therefore, YPF did not receive any foreign currency that needed to be transferred and sold in the Argentine foreign exchange market. By the date of this annual report, the Central Bank has not opened an investigation (“sumario”) for an infringement to Foreign Exchange Criminal Law No. 19,359 in connection to the information requirements. In the event that the Central Bank would open any such investigation, the Company will defend itself in accordance with the applicable legal procedures and available defenses.

Communications “A” 7123 and 7138.

Use of export proceeds for the payment of debts denominated in foreign currency

Communication “A” 7138 provides for cases in which proceeds in foreign currency from exports of goods and services may be used for the payment of certain debts denominated in foreign currency, indicating that, if the conditions set forth in item 1 of Communication “A” 7123 (relating to use of proceeds, the timing of entry and settlement of funds on the foreign exchange market and the monitoring of the transaction by a local financial institution) are met, proceeds in foreign currency from exports of goods and services may be used for:

a.	payments of principal and interest of financial debts abroad with an average life (considering services of both principal and interest) of not less than one year.

b.

the repatriation of non-residents’ direct investments in companies that do not control local financial institutions, provided that such repatriation occurs after the date of completion and implementation of the investment project and at least one year after the inflow of the capital contribution through the foreign exchange market.

In addition, Communication “A” 7138 provided for new transactions that may be paid out of foreign currency export proceeds:

a.

new issuances of debt securities publicly registered in Argentina as of November 11, 2019 and denominated in foreign currency for which principal and interest are payable in Argentina in foreign currency (to the extent the proceeds have been obtained through the foreign exchange market), with an average life of not less than one year considering maturities of both principal and interest,

b.

new indebtedness or direct investment capital contributions, the proceeds of which have entered and settled, and have allowed to reach the parameters provided in the Refinancing Plan under item 7 of Communication “A” 7106.

c.

new issuances of debt securities publicly registered in Argentina or abroad issued after October 9, 2020, with an average life of not less than two years, the delivery of which allowed the issuer to reach the parameters provided in its Refinancing Plan.

Communication “A” 7168

On November 19, 2020, the Central Bank issued Communication “A” 7168 which provided for specific regulations applicable to transactions entered and settled through the foreign exchange market as of November 16, 2020 intended for the financing of projects falling within the scope of the Plan Gas IV (as defined herein). In particular, Communication “A” 7168 provides that:

1) Institutions may grant access to the foreign exchange market to remit funds abroad in the nature of dividends and profits to non-resident shareholders without the prior consent of the Central Bank provided the following conditions are met:

i.	the dividends and profits arise from audited and closed financial statements;

ii.

the total amount to be paid as dividends and profits to non-resident shareholders, including the payment then requested to be processed, does not exceed the amount in local currency payable to them as per the distribution approved by the shareholders’ meeting;

iii.	access occurs not earlier than two calendar years from the date of the settlement in the foreign exchange market of the transaction that qualifies for inclusion in this point; and

iv.	the transaction is disclosed, if applicable, in the last filing due under the “External Assets and Liabilities Survey” regime.

2) Institutions may grant access to the foreign exchange market, without the prior consent of the Central Bank, for the payment at maturity of principal and interest services on foreign indebtedness provided that such indebtedness has an average life of not less than two years and the remaining requirements for principal and interest payments on foreign financial indebtedness under foreign exchange regulations are met.

3) Entities may grant access to the foreign exchange market, without the prior consent of the Central Bank, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the foreign exchange market as of November 16, 2020 as long as all of the following conditions are met:

i.	the institution has documentation that proves the effective inflow of the direct investment in the resident company;

ii.	access occurs not earlier than two years from the date of settlement on the foreign exchange market of the transaction that qualifies for inclusion in this point;

iii.

in case of a capital reduction and/or return of irrevocable contributions made by the local company, the institution has documentation that proves that the relevant legal mechanisms have been complied with and has verified that the external liability in pesos generated as from the date of the non-acceptance of the irrevocable contribution or the capital reduction, as applicable, has been disclosed in the last filing due under the External Assets and Liabilities Survey regime.

In all cases, the institution shall have documentation that allows it to verify the genuineness of the transaction to be processed, that the funds were used to finance projects falling under the scope of such plan and the fulfilment of the other requirements set forth in the foreign exchange regulations.

Communication “A” 7218

On February 4, 2021, the Central Bank issued Communication “A” 7218 by means of which it was established that entities may also grant access to the foreign exchange market to residents for the cancellation abroad of principal and interest services of debt securities issues with registration abroad entered into as from February 5, 2021 and which have been partially subscribed in foreign currency in the country, provided that certain conditions are met.

i.

the debtor proves to have registered exports prior to the issuance of the debt securities or that the proceeds of the placement were destined to face commitments abroad. If at least one of the two conditions is not met, the issuance is subject to the BCRA’s prior approval.

ii.	the average life of the debt securities is not less than 5 (five) years.

iii.	the first principal payment is not made before 3 (three) years from the issue date.

iv.	the local subscription does not exceed 25% (twenty-five percent) of the total subscription.

v.	at the date of access, all the funds subscribed abroad and, in the country, have been settled in the foreign exchange market.

Communication “A” 7229

On February 25, 2021 the Central Bank issued Communication “A” 7229 whereby it resolved to replace item “7.5.2.” of Communication 6844 and to provided that in all transactions that have been prefinanced in full and the funds settled in the foreign exchange market as prefinancing of local and/or foreign exports, the term for the settlement of foreign currency of the shipment may be extended until the maturity date of the corresponding financing.

On the other hand, in case the exporter proves to have settled in the foreign exchange market the amount received under post-financing of exports covering the totality of the permit, and as long as no impediment for the issuance of the application certificate is met, the term for the liquidation of foreign currency of the shipment may be extended until the maturity date of the longest term credit discounted and/or assigned by the exporter.

Communication “A” 7239

On March 18, 2021, the Central Bank issued communication “A” 7239, by means of which it extended until June 30, 2021, items 2 and 3 of communication “A” 7030.

In addition, it established that the amount for which importers may access the foreign exchange market under the conditions set forth in Section 2 of Communication “A” 7030 and complementary regulations, shall be increased by the equivalent to 50% of the amounts that, as of October 2, 2020, the importer enters and settles through the FX Market as advance payments or pre-financing of exports from abroad with a minimum term of 180 days.

In the case of transactions settled as from January 4, 2021, access to the foreign exchange market for the remaining 50% shall also be admitted to the extent that the remaining portion is for advance payments of capital goods, and the entity must have the documentation evidencing that the goods paid for correspond to tariff positions classified as BK (Capital Goods) in the MERCOSUR Common Nomenclature (Decree No. 690/02 and complementary regulations).

Communication “A” 7253

On March 31, 2021, the Central Bank issued communication “A” 7253, by means of which it allows access to the foreign exchange market for the prepayment of imports for the acquisition of capital goods, and increases to 545 calendar days from the date of access the limit up to which the intervening entity may extend the term for the registration of the customs entry of the goods in the case of prepayment of imports of capital goods.

In the case of operations settled as of March 19, 2021, access to the foreign exchange market will also be admitted for the remaining 50% to the extent that the additional part corresponds to advanced payments of capital goods, and/or goods that qualify as inputs for the production of exportable goods. In the latter case the entity must have a sworn statement from the client regardingthe type of good involved and its status as an of input in the production of goods to be exported.

Communication “A” 7259

On April 8, 2021, the Central Bank issued Communication “A” 7259 by which it established that the application of foreign currency charges for exports of goods that correspond to projects included in the Regime for the Promotion of investment for exports created by Decree No. 234/21, in the terms set by the enforcement authority, for the following operations:

a)	Payment from the maturity of capital and interest on debts for the importation of goods and services;

b)	Payment from the maturity of capital and interests of financial indebtedness with the exterior;

c)	Payment of profits and dividends corresponding to closed and audited balance sheets; and

d)	Repatriation of direct investments by non-residents in companies that are not controlling local financial entities.

Such applications will be subject to compliance with the following conditions:

1.    The amount applied does not exceed 20% of the amount in foreign currency corresponding to the export permit whose charges are applied.

2.    The amount applied in the calendar year does not exceed the equivalent of 25% of the gross amount of the foreign currency entered to finance the development of the project that generates the applied exports. The gross amount of the foreign currency entered will arise from the accumulated amount of the settlements made in the exchange market as of April 7, 2021 in concept of financial indebtedness with abroad and contributions of direct foreign investment. Settlements may be computed once a calendar year has elapsed since their settlement in the foreign exchange market.

3.    Exporters who opt for this mechanism must designate a local financial entity to monitor the project included in the Regime

Other foreign exchange regulations

Under Interpretation Criterion No. 17 (referring to General Resolution No. 836/2020), the CNV established that new investments in assets issued in foreign currency may be made only if the aggregate of the assets listed in section 78, Article XV, Chapter III, Title XVIII of the CNV Rules plus the rest of the assets issued in a currency other than pesos does not exceed 25% of the assets of the relevant mutual investment fund.

Pursuant to General Resolution No. 878/2020, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of one business days is observed to be counted as from the date such securities are credited with the relevant depositary. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be one business days to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

In addition, transfers of securities acquired from foreign depositaries to be settled in pesos will be processed subject to a minimum holding period of three business days counted as from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Settlement and clearing agents and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

As regards incoming transfers, General Resolution No. 878/2020 provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until three business days after such crediting into sub-account/s in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be one business day after such crediting into sub-account/s in the local custodian.

Application of the Foreign Exchange Market Criminal Regime

The FX Regime states that transactions that do not comply with the exchange regulations set forth by the FX Regime will be subject to the Argentine Criminal Foreign Exchange Regime (Regimen Penal Cambiario).

For more information regarding current foreign exchange restrictions and control regulations, you should seek advice from your legal advisors and read the applicable rules mentioned herein, as well as their amendments and complementary regulations, which are available at the website: http://www.infoleg.gob.ar/, or the Central Bank’s website: http://www.bcra.gob.ar, as applicable. Information contained on these websites is not part of, and shall not be deemed to be incorporated into, this annual report. See also “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” and see “Item 4.—Information on the Company – Legal and Regulatory Framework and Relationship with the Argentine government—Public Emergency” which includes information regarding the Law No. 27,541 (as defined below) within the framework of the Public Emergency.

BCRA reporting regimes

In accordance with the provisions of the new exchange regulations, in certain cases it is established as a requirement for access to the FX Market, the demonstration by the resident of compliance with the regime of “Survey of External Assets and Liabilities” that was established by the BCRA through Communication “A” 6401, which was later modified by Communication “A” 6795. This Regime is implemented in five integrated sections (“Shares and equity interests”, “Non-negotiable debt instruments”, “negotiable debt instruments”, “financial derivatives” and “land, structures and real estate”). According to the External Assets Survey Regime, reporting obligations are established according to four sample levels as provided below, whose participants will be determined each calendar year based on (i) the sum of the flows of external assets and liabilities during the previous calendar year; and (ii) the balance of holdings of external assets and liabilities at the end of the previous calendar year.

Taxation

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class D shares or ADSs as it relates to their particular situation.

Income Tax

Taxation on Dividends

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are subject to income tax withholding for dividends paid in excess of our taxable accumulated income for the previous fiscal period, at a rate of 35% in respect of such excess. This is a final tax, and it is not applicable if dividends are paid in shares rather than in cash. On December 29, 2017, Tax Reform Law No. 27,430 introducing modifications to the income tax was published in the Official Gazette, and this “equalization tax” no longer applied to income accrued from January 1, 2018.

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

Capital gains tax

According to Income Tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020, and at the rate of 25% for tax periods initiated after January 1, 2021, and onwards (note that, according to Section 48 of Law No. 27,541, the reduction of the corporate rate provided for in the Tax Reform Law No 27,430 was suspended until tax periods commencing after January 1, 2021, inclusive). Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law No. 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the National, Provincial, or Municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to capital gains tax at a 15% rate on net income (calculated in Argentine currency). The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine securities can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not fall in the exemption cases mentioned in points (i), (ii) and/or (iii) of the paragraph above, to hold instead the underlying shares to which the exemption is applicable, such conversion would be considered a taxable transfer of the securities representing shares at their fair market value by the time the conversion takes place. The same tax treatment will apply if the conversion process involves shares to which the exemption is not applicable that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and/or (iii) of the paragraph above are met. Pursuant to amendments introduced by Law No. 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued). Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below).

In addition, the Tax Reform Law No 27,430 stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares to which the exemption is not applicable, into securities representing shares that are exempt from income tax, such conversion would be considered a taxable transfer of shares at their fair market value by the time the conversion takes place.

In case the exemption is not applicable and the Foreign Beneficiaries are resident in a cooperative jurisdiction and their funds were channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

Pursuant to General Resolution (AFIP) No.4227/2018, the tax rate applicable to Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency for the sales of shares and/or ADSs amounts to 35%. The presumed net basis on which the 35% rate should apply is assessed at 90% (being the effective rate 31.5% on the gross sale price). General Resolution (AFIP) No. 4227/2018 provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

As a result of the enactment of Law No. 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class D shares or ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the proportional net worth value (valor patrimonial proporcional), of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Under current regulations it is not clear which is the tax treatment applicable for Argentine resident individuals that are holders of securities representing shares of Argentine shares (such as the ADSs), and how the personal assets tax should be estimated in those cases. Certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class D shares and ADSs.

Extraordinary emergency contribution

On December 18, 2020, Law No. 27,605 implemented a one-time extraordinary emergency contribution on personal assets held by individuals as of 18 December 2020, when the value of those assets calculated under the personal asset tax rules exceeds Ps. 200 million. Argentine resident individuals with worldwide assets exceeding this threshold and nonresident individuals with assets in Argentina exceeding this amount will have to pay a one-time extraordinary emergency contribution ranging from 2% to 5.25% of their taxable assets. A Quarter of the collection generated by this contribution will be allocated to natural gas exploration, development and production programs agreed upon Integración Energética Argentina S.A. and YPF S.A.

Law No. 27,605 was regulated by Decree No. 42/2021 (published in the Official Gazette on January 29, 2021) and by General Resolution (AFIP) No. 4930.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased or an increased rate may apply. According to Section 45 of Law No. 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities.

Decree No. 409/2018 established that the account holder may use up to 33% of the tax paid in respect of credits and debits as a credit against other specific federal taxes. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%.This rule was applicable as of January 1, 2018.

The Executive Branch may fix the tax percentage to be computed as payment on account of the income tax, which will be progressively increased by up to 20% per year as of January 1, 2018, and it may also establish that this tax will be fully computed as payment on account of the income tax in 2022.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with AFIP’s General Resolution No.3900/2016.

Pursuant to Law No. 27,432 the TDC shall apply until December 31, 2022, inclusive. Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

Stamp tax may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class D shares or ADSs is not subject to stamp tax in the City of Buenos Aires.

Regarding the Fiscal Consensus (as defined below), almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1,2021 and repealed the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and 2020 to suspend the Fiscal Consensus and the Fiscal Consensus 2018. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class D shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Gross turnover tax

This tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, gross turnover tax could be applicable on the transfer of Class D shares or ADSs and on the perception of dividends to the extent, such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.

In accordance with the stipulations of the Fiscal Consensus entered into by and amongst the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires on November 16, 2017 and approved by the Argentine Congress on December 21, 2017 (the so-called “Fiscal Consensus” and/or the “Consensus”), local jurisdictions took on certain commitments in connection with certain taxes that are within their powers. The Consensus shall be effective only in connection with the jurisdictions that have their legislative branches approve the Consensus and such effectiveness shall not commence if such approval has not been granted. When it comes to the impact of the Consensus on gross turnover tax, the Argentine provinces and the City of Buenos Aires agreed to grant exemptions and impose maximum tax rates on certain businesses and for certain periods.

However, it is important to point out that later, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus (“Fiscal Consensus 2018, 2019 y 2020”). These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class D shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class D shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class D shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Estate and gift tax

The province of Buenos Aires has imposed a tax on free transmission of assets, including inheritance, legacies, donations, etc., effective January 1, 2011. For tax period 2021, any gratuitous transfer of property lower than or equal to Ps. 322,800 is exempt. This amount is increased to Ps. 1,344,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved.

The transfer of Class D shares or ADSs among residents of the province of Buenos Aires shall be subject to this tax if other applicable conditions are met. Holders of Class D shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Other taxes

Subject to the discussion above regarding state and gift taxes in the province of Buenos Aires, there are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class D shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Tax Reform Law No 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.

As defined under Section 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above.

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the corporate income tax rate established in Section 73(a) of the Income Tax Law.

Pursuant to Section 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Section 20 of the Income Tax Law, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime. According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred;

•	value added tax would be assessed at 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i) from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;

(ii) to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine party.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third party in such jurisdiction, or that such funds have been previously declared.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, China, Japan, Luxemburg and Turkey have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties, if certain conditions are met.

United States Federal Income Tax Considerations

The following is a summary of U.S. federal income tax consequences of owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such securities.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes (or partners therein);

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our stock by vote or value.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class D shares or ADSs.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such shares or ADSs.

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

This discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”), as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding PFIC rules, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at a reduced rate if they are “qualified dividend income”. Dividends paid on the Class D shares or ADSs will be treated as qualified dividend income if (i) the Class D shares or ADSs are readily tradable on an established securities marked in the United States, (ii) the U.S. Holder meets the holding period requirement for the Class D shares or ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and may not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and, in the case of ADSs, subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes, if any, withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability. Amounts paid on account of the Argentine personal assets tax or the extraordinary emergency contribution may not be eligible for credit against your U.S. federal income tax liability. You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions and the extraordinary emergency contribution, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs generally will, subject to the discussion below regarding PFIC rules, be capital gain or loss and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your adjusted tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

If Argentine income tax is withheld on the sale or other taxable disposition of a Class D share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of such tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of the Class D share or ADS generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a Class D share or ADS that is subject to Argentine income tax, the U.S. Holder may not be able to benefit from the U.S. foreign tax credit for the tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Argentine income tax if it does not elect to claim a foreign tax credit for any non-U.S. income taxes paid during the taxable year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Class D shares and ADSs.

Passive foreign investment company rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2020 and do not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of Class D shares or ADSs). Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the reduced rate discussed above with respect to dividends paid by qualified foreign corporations to certain non-corporate holders would not apply.

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

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2020, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes. For detailed information regarding our outstanding derivatives as of December 31, 2020, see Note 2.b.17 to the Audited Consolidated Financial Statements.

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

The annual rate of devaluation of the Argentine peso was approximately 40.5% considering the period-end exchange rates for U.S. dollars as of December 31, 2020 and 2019. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions” for additional information. The main effects of a devaluation of the Argentine peso on our net profit are detailed in “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

For additional information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) see Note 37 to our Audited Consolidated Financial Statements.

Interest rate exposure

The table below provides information (in millions of pesos) about our assets and liabilities as of December 31, 2020 that may be sensitive to changes in interest rates. Additionally, On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs”. See additionally, Note 4 and Note 20 to the Audited Consolidated Financial Statements.

Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
Assets
Fixed rate
Other Receivables	17,003	—	—	—	—	—	17,003	17,003
Interest rate	0% - LIBOR +9%
Variable rate
Other Receivables	8,906	—	—	—	—	—	8,906	8,906
Interest rate	BADLAR (1) +6%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	50,136	60,915	55,433	62,555	131,773	190,302	551,114	446,016
Interest rate	+0%-8.5%	1.5%-16.5%	2%-8.75%	8.5%-8.75%	8.5%	6.95%-10%

Other debt
Interest rate	42,171	—	—	—	—	—	42,171	42,171
	2.75%-7.1%
Variable rate
YPF’s Negotiable Obligations	15,722	833	833	167	—	—	17,555	18,063
Interest rate	+0%-6%	+0.1%-6%	+0.1%-6%	+0.1%

Other debt
Interest rate	26,816	16,794	3,753	3,441	332	443	51,579	51,579
	LIBOR +0.65%-8.5% / BADLAR (1) +9.85%	LIBOR +0.65%-8.5% / BADLAR (1) +9.85%	LIBOR +0.65%-3.45% / BADLAR (1) +9.85%	LIBOR +0.65%-8.5% / BADLAR (1) +9.85%	LIBOR +0.65%-1.5%	LIBOR +0.65%-1.5%

(1)	Refers to the average interest rate that banks pay for deposits of more than Ps. 1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. For detailed information regarding our outstanding derivatives as of December 31, 2020, see Note 2.b.17 to the Audited Consolidated Financial Statements. For information on our hydrocarbons delivery commitments as of December 31, 2020, see “Item 4. Information on the Company— Gas and Power —Delivery commitments.” In addition, see “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our derivative risk management activities could result in financial losses.”

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

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Persons depositing or withdrawing shares must pay to the Depositary:	For:
U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses, as provided in the deposit agreement

Expenses incurred by the depositary in the conversion of foreign currency (1)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

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

In 2020, the Depositary made payments totaling U.S.$ 114,976.50 to YPF for ADR program related expenses.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2020, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2020, in ensuring that information required to be disclosed in reports that the Company files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that, our internal control over financial reporting was effective as of December 31, 2020.

Our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages of this annual report.

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

Until March 27, 2020, Mr. Felices was the Audit Committee Financial Expert designated by our Board of Directors, at its meeting held on April 26, 2019.

Additionally, our Board of Directors, at its meeting held on March 27, 2020, determined that Mr. Kerchner Tomba is the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Kerchner Tomba possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Kerchner Tomba is an independent director according to CNV Rules.

ITEM 16B.	Code of Ethics

During 2020, the Code of Ethics and Conduct of YPF S.A. was renewed as a fundamental pillar of the compliance program by establishing the Company’s integrity standards, based on corporate ethical values essential for the maintenance of an economically viable and sustainable long-term business. The Code’s renovation was carried out through a consensual process, which included the participation of leaders from different areas of the Company and the support of senior management. The Code is aligned with current legislation and market best practices.

Its content includes principles and rules to guide employees and those third parties who carry out activities with the Company or by name and account thereof. It highlights what are the individual and collective responsibilities, what is acceptable and not acceptable within the organization, with a strong focus on YPF’s policy of zero tolerance for corruption and bribery.

The Code of Ethics and Conduct is applicable to employees and directors of YPF as well as to YPF’s subsidiaries, wholly-owned companies, its respective contractors, subcontractors, suppliers, consultants and other “business partners” and their respective members who carry out business with the Company, whether directly or on its behalf and on its account.

The Code of Ethics and Conduct also details the available channels to both employees and third parties to report breaches to the Code, including an ethics hotline to receive complaints regarding possible violations to the Code of Ethics. The Code expressly states the Company’s no retaliation policy and protection for whoever makes a good faith complaint, and the establishment of an Ethics Committee together with the role of the Chief Compliance Officer.

Since August 15, 2003, we have not waived compliance with the Code of Ethics. The Code of Ethics and Conduct is available on YPF’s website, both in English and Spanish. YPF undertakes to provide to any person without charge, upon request, a digital copy of such Code of Ethics.

The Code of Ethics and Conduct also includes a policy on prohibited periods for trading YPF securities to be followed by officers and those others to whom the Code of Ethics and Conduct is applicable when conducting stock transactions, among other requirements.

A copy of the Code of Ethics can be found at the Company’s web page, www.ypf.com, or it can be requested in writing by telephone or facsimile from us at the following address:

YPF S.A.

Office of Investors Relations

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (011-54-11) 5441-3664/1215

Fax (011-54-11) 5775-2165

Ethics Committee

The Board of Directors created the Ethics Committee to oversee the Company’s policy so that we achieve the highest standards of quality with regard to the principles and values we promote. It is composed of six members, four of which shall serve as Internal Auditor, Legal Affairs Corporate Vice-President, Human Resources Vice-President and Chief Compliance Office, while the other two will be appointed by the Chairman of the Board of Directors of YPF S.A. from among employees who perform in operational or business areas to ensure the decision making process is both fair and comprehensive. As of the date of this annual report, those two members are: Mauricio Martin (Downstream Vice President) and Carlos Alfonsi (Services Vice President). The Committee is organized through a committee’s charter.

In addition to the members of our senior management and members of the Disclosure Committee whose outside business interests and experiences were described above, we include the following:

María Luján Bianchi

María Luján Bianchi, is a lawyer graduated from the Universidad Católica Argentina (1995). She took a Postgraduate Course in Commercial and Civil Law at Salamanca University and has an MBA from Torcuato Di Tella University. She worked as a lawyer in different leading law firms in the country for more than 15 years, such as “Carrizo Carricarte, Salgado & Bazán”, “Estudio Moltedo” and “Estudio Brons & Salas”. Likewise, she practiced the profession for 5 years in São Paulo, Brazil, where she settled from 2005 to 2010.

She worked for 8 years at General Mills Inc., as Legal and Compliance Director for Latin America, having under her responsibility different countries such as Brazil, Mexico, Argentina, Venezuela and Central America. She speaks Spanish, English, Portuguese and French.

Currently, she is President of the Compliance Commission of IAPG (Argentine Institute of Oil and Gas), professor of the Executive Program in Compliance at UADE Business School, Director of the Program “Compliance from the Federal, Regional and Global Perspectives” at Universidad Católica Argentina Law School and is the Chief Compliance Officer of YPF S.A. since September 2018.

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants (in thousands of pesos), Deloitte & Co. S.A. and affiliates by type of service rendered for the periods indicated.

	2020		2019		2018
Services Rendered	Fees	Expenses	Fees	Expenses	Fees	Expenses
Audit Fees	147,190	454	109,377	861	71,944	710
Audit-Related Fees (1)	2,641	—	2,524	—	3,502	—
Tax Fees	3,370	—	3,056	—	827	—
All Other Fees	47,931	—	53,600	—	35,038	—

	201,132	454	168,557	861	111,311	710

(1)

Includes mainly accounting certifications, special purpose reports, agreed upon procedures (including due diligence reports) and other assurance reports provided by auditors to be presented to regulatory agencies and bodies, financial institutions and others.

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

In relation to the amount of “All Other Fees”: (i) for 2020, it includes services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to information security compliance with PCI requirements and methodological assistance with Company’s sustainability report and IT workforce planning; and (ii) for 2019 and 2018, it includes services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to information security compliance with PCI requirements and the Company’s sustainability report.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps. per share) (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	—	—	—	—
April 2020	—	—	—	—
May 2020	—	—	—	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
October 2020	—	—	—	—
November 2020				550,000,000
November 2020 (from 11/13 to 11/27)	737,378	745.885	737,378	722.70
December 2020	—	—	—	—

(a)

On April 30, 2020, the General and Extraordinary Shareholders’ Meeting was held, approving the amount of Ps. 550 million to establish a reserve to purchase Company shares, in order to grant the Board of Directors the possibility to acquire Company shares, subject to the provisions under the “Bonus and incentives plan” of the annual report, when they consider it appropriate, and to comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future. The Board of Directors, at its meeting held on November 10, 2020, approved the terms and conditions for a Stock Compensation Plan for employees, which allows YPF to repurchase its shares on the BASE and NYSE for an aggregate amount of up to Ps. 550 million.

(b)	The average prices paid per share include commissions.

See Note 2.b.10.iii to the Audited Consolidated Financial Statements.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2020, 2019 and 2018 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Compliance with New York Stock Exchange Listing Standards on Corporate Governance.”

ITEM 16H.	Mine Safety Disclosure

None

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version) *

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version) *

2(d)	Description of Securities Other than Equity Securities

11.1	Code of Ethics **

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by CFO (Chief Financial Officer)

13	Section 906 Certification

15.1	Consent of DeGolyer and MacNaughton

15.2	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2020, dated February 19, 2021.

101	Interactive data files

*	Incorporated by reference to YPF’s 2016 annual report on Form 20-F filed on April 7, 2017.

**	Incorporated by reference to YPF’s 2019 annual report on Form 20-F filed on April 24, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Alejandro Lew
Name: Alejandro Lew
Title: Chief Financial Officer

Dated: April 21, 2021

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of YPF SOCIEDAD ANONIMA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2020, 2019, and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Adoption of new accounting principle in previous year

As discussed in Note 2.b.12) to the consolidated financial statements, the Company adopted IFRS 16 “Leases” for the year beginning January 1, 2019 using the cumulative catch-up approach under which rights of use assets were recognized by amounts equal to the corresponding lease liabilities as of such date and, therefore, information for the year 2018 was not restated.

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

1

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

Impairment of Property, Plant and Equipment (PP&E) — Gas Neuquina Basin cash generating unit (CGU) — Refer to Notes 2.b.8), 2.b.9) and 2.c) to the financial statements

Critical Audit Matter Description

The Company’s evaluation of PP&E for impairment involved the comparison of the recoverable amount of each CGU to its carrying value. The Company determined the recoverable amount based on the CGUs value in use. Value in use was based on a discounted cash flow model, which required management to make significant estimates and assumptions related to crude oil and natural gas reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate. Changes in these estimates and assumptions could have a significant impact on the recoverable amount of the CGU, and either the amount of any impairment charge or reversal of prior impairment charges.

For the year ended December 31, 2020, YPF recognized a reversal of impairment charges of 9,293 million (6,971 million net of income tax effect) on property, plant and equipment for the CGU Gas – Neuquina Basin.

Given the significant judgments made by management to estimate the recoverable amounts of the Natural Gas – Neuquina Basin CGU, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to natural gas and crude oil reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

2

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the Natural Gas – Neuquina Basin CGU for impairment included, among others:

•

We tested the effectiveness of controls over the evaluation of PP&E for impairment, including those over the indicators of impairment, the natural gas and crude oil reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate.

•	We read the reports of independent reserves auditors.

•	We tested the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the recoverable amount of the CGU.

•

We assessed the reasonableness of management’s crude oil and natural gas reserve estimates, by testing for a selection of fields (1) the source financial information underlying the estimates and (2) comparing management’s estimate with the independent reserves auditor estimate.

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

•

With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, the projections of certain key assumptions underlying the estimates of the recoverable amount, such as macroeconomic assumptions, crude oil and natural gas prices, and the discount rate by (1) understanding how management made the key assumptions and selected the discount rate, (2) testing the source information underlying those key assumptions and the discount rate and the mathematical accuracy of the discount rate calculation, and (3) developing an independent range of the key assumptions and the discount rate and comparing those to what management selected.

•	We read and tested the accuracy and completeness of the related disclosures within the consolidated financial statements.

/s/ Deloitte & Co. S.A.

Buenos Aires City, Argentina

April 21, 2021

We have served as the Company’s auditor since 2002.

3

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

CONTENT

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ANSES	National Administration of Social Security
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine Treasury Bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer price index
CSJN	Argentine Supreme Court of Justice
CT Barragán	Joint Venture CT Barragán S.A.
DOP	Deliver or pay
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
FOB	Free on Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax
INDEC	National Institute of Statistics and Census
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
MEGSA	Mercado Electrónico del Gas S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining
MBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review
SE	Secretariat of Energy
SEE	Secretariat of Electric Energy
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
SRH	Hydrocarbon Resources Secretariat
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal
TSEP	Transportation system entry point
UHaF	Under-Secretariat of Hydrocarbons and Fuels
UNG	Unaccounted Natural Gas
US$	U.S. dollar
US$/Bbl	Dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 44

Beginning on January 1, 2020

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

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

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

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND 2018

(Amounts expressed in millions of Argentine Pesos)

	Notes	2020	2019	2018
ASSETS
Noncurrent Assets
Intangible assets	7	39,119	37,179	20,402
Property, plant and equipment	8	1,379,527	1,069,011	699,087
Right-of-use assets	9	44,081	61,391	—
Investments in associates and joint ventures	10	107,112	67,590	32,686
Deferred income tax assets, net	16	2,629	1,583	301
Other receivables	12	14,657	11,789	9,617
Trade receivables	13	8,531	15,325	23,508

Total noncurrent assets		1,595,656	1,263,868	785,601

Current Assets
Assets held for disposal	3	494	—	3,189
Inventories	11	100,137	80,479	53,324
Contract assets	23	871	203	420
Other receivables	12	34,369	36,192	21,867
Trade receivables	13	108,146	118,077	72,646
Investment in financial assets	6	28,934	8,370	10,941
Cash and cash equivalents	14	54,618	66,100	46,028

Total current assets		327,569	309,421	208,415

TOTAL ASSETS		1,923,225	1,573,289	994,016

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,385	10,572	10,518
Reserves, other comprehensive income and retained earnings		666,845	531,977	348,682

Shareholders’ equity attributable to shareholders of the parent company		677,230	542,549	359,200

Non-controlling interest		6,165	5,550	3,157

TOTAL SHAREHOLDERS’ EQUITY		683,395	548,099	362,357

LIABILITIES
Noncurrent Liabilities
Provisions	15	186,488	144,768	83,388
Deferred income tax liabilities, net	16	119,609	97,231	91,125
Contract liabilities	23	—	294	1,828
Income tax liability	16	3,571	3,387	—
Taxes payable	17	215	1,428	2,175
Salaries and social security	18	3,860	—	—
Lease liabilities	19	24,172	40,391	—
Loans	20	527,575	419,651	270,252
Other liabilities	21	2,961	703	549
Accounts payable	22	710	2,465	3,373

Total noncurrent liabilities		869,161	710,318	452,690

Current Liabilities
Liabilities associated with assets held for disposal	3	—	—	3,133
Provisions	15	6,133	5,460	4,529
Contract liabilities	23	6,824	7,404	4,996
Income tax liability	16	740	1,964	357
Taxes payable	17	15,764	11,437	10,027
Salaries and social security	18	14,934	10,204	6,154
Lease liabilities	19	22,098	21,389	—
Loans	20	150,731	107,109	64,826
Other liabilities	21	9,062	1,310	722
Accounts payable	22	144,383	148,595	84,225

Total current liabilities		370,669	314,872	178,969

TOTAL LIABILITIES		1,239,830	1,025,190	631,659

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,923,225	1,573,289	994,016

Accompanying notes are an integral part of consolidated financial statements

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts expressed in millions of Argentine Pesos except per share information, expressed in Argentine Pesos)

	Notes	2020	2019	2018
Net income

Revenues	23	669,186	678,595	435,820
Costs	24	(626,212)	(575,608)	(359,570)

Gross profit		42,974	102,987	76,250

Selling expenses	25	(71,835)	(49,898)	(27,927)
Administrative expenses	25	(34,490)	(24,701)	(13,922)
Exploration expenses	25	(5,846)	(6,841)	(5,466)
Recovery / (Impairment) of property, plant and equipment and intangible assets, net	2.c-7-8	6,851	(41,429)	2,900
Other net operating results	26	3,949	(1,130)	11,945

Operating (loss) / profit		(58,397)	(21,012)	43,780

Income from equity interests in associates and joint ventures	10	13,270	7,968	4,839

Financial income	27	107,603	93,405	100,083
Financial loss	27	(138,753)	(91,533)	(63,681)
Other financial results	27	19,849	4,162	5,123

Net financial results	27	(11,301)	6,034	41,525

Net (loss) / profit before income tax		(56,428)	(7,010)	90,144

Income tax	16	(14,589)	(26,369)	(51,538)

Net (loss) / profit for the year		(71,017)	(33,379)	38,606

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(9,001)	(8,011)	(18,307)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		10,154	8,953	14,006
Exchange differences reversed to profit for the period (2)		—	—	1,572
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		205,347	220,425	175,329

Other comprehensive income for the year		206,500	221,367	172,600

Total comprehensive income for the year		135,483	187,988	211,206

Net (loss) / profit for the year attributable to:
Shareholders of the parent company		(69,649)	(34,071)	38,613
Non-controlling interest		(1,368)	692	(7)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		204,517	219,666	169,674
Non-controlling interest		1,983	1,701	2,926
Total comprehensive income for the year attributable to:
Shareholders of the parent company		134,868	185,595	208,287
Non-controlling interest		615	2,393	2,919
Earnings per share attributable to shareholders of the parent company
Basic and Diluted	30	(177.42)	(86.85)	98.43

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1.
(2)	Corresponds to reversal to net profit for the year, for the partial disposal of the investment in YPF EE. See Note 3.

Accompanying notes are an integral part of consolidated financial statements

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Amounts expressed in millions of Argentine Pesos)

	2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans (4)	—	—	—	—	541	—	—	—	541
Repurchase of treasury shares	(3)	(5)	3	5	—	(550)	—	—	(550)
Settlement of share-based benefit plans (2)	5	8	(5)	(8)	(802)	875	(251)	—	(178)
As decided by the Shareholders’ Meeting on April 30, 2020 (3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385

	2020
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786		(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans (4)	—	—	—	—	—		—	541	—	541
Repurchase of treasury shares	—	—	—	—	—		—	(550)	—	(550)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(178)	—	(178)
As decided by the Shareholders’ Meeting on April 30, 2020 (3)	—	1,200	(35,321)	50	—		34,071	—	—	—
Other comprehensive income	—	—	—	—	204,517		—	204,517	1,983	206,500
Net loss	—	—	—	—	—		(69,649)	(69,649)	(1,368)	(71,017)

Balance at the end of the fiscal year	2,007	3,700	8,934	550	721,303	(1)	(69,649)	677,230	6,165	683,395

(1)

Includes 733,492 corresponding to the effect of the translation of the financial statements of YPF, (38,692) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 26,503 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 29.
(4)	See Note 36.

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans (3)	—	—	—	—	493	—	—	—	493
Repurchase of treasury shares	(4)	(6)	4	6	—	(280)	—	—	(280)
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	(491)	446	(114)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 27, 2019	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net (loss) profit	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572

	2019
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	493	—	493
Repurchase of treasury shares	—	—	—	—	—		—	(280)	—	(280)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(159)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019	—	4,800	33,235	280	—		(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019	—	(2,300)	—	—	—		—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	219,666		—	219,666	1,701	221,367
Net (loss) profit	—	—	—	—	—		(34,071)	(34,071)	692	(33,379)

Balance at the end of the fiscal year	2,007	2,500	44,255	500	516,786	(1)	(34,071)	542,549	5,550	548,099

(1)

Includes 528,145 corresponding to the effect of the translation of the financial statements of YPF, (29,691) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 18,332 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 36.

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year (4)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans (3)	—	—	—	—	308	—	—	—	308
Repurchase of treasury shares	(3)	(4)	3	4	—	(120)	—	—	(120)
Settlement of share-based benefit plans (2)	2	3	(2)	(3)	(229)	222	(65)	—	(72)
As decided by the Shareholders’ Meeting on April 27, 2018	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on December 12, 2018	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit (loss)	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518

	2018
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	127,446		12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year (4)	—	—	—	—	—		(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	127,446		12,042	151,997	238	152,235

Accrual of share-based benefit plans (3)	—	—	—	—	—		—	308	—	308
Repurchase of treasury shares	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(72)	—	(72)
As decided by the Shareholders’ Meeting on April 27, 2018	—	1,200	11,020	120	—		(12,340)	—	—	—
As decided by the Board of Directors on December 12, 2018	—	(1,200)	—	—	—		—	(1,200)	—	(1,200)
Other comprehensive income	—	—	—	—	169,674		—	169,674	2,926	172,600
Net profit (loss)	—	—	—	—	—		38,613	38,613	(7)	38,606

Balance at the end of the fiscal year	2,007	—	11,020	220	297,120	(1)	38,315	359,200	3,157	362,357

(1)

Includes 307,720 corresponding to the effect of the translation of the financial statements of YPF, (21,680) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 11,080 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 36.
(4)	Corresponds to the change in the accounting policy described in Note 2.b.18.

Accompanying notes are an integral part of consolidated financial statements

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Amounts expressed in millions of Argentine Pesos)

	2020	2019	2018
Cash flows from operating activities
Net (loss) / income	(71,017)	(33,379)	38,606
Adjustments to reconcile net (loss) / income to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(13,270)	(7,968)	(4,839)
Depreciation of property, plant and equipment	171,452	145,894	87,569
Depreciation of right-of-use assets	17,873	10,509	—
Amortization of intangible assets	3,428	2,374	1,749
Retirement of property, plant and equipment and intangible assets and consumption of materials	24,314	19,124	12,101
Charge on income tax	14,589	26,369	51,538
Net increase in provisions	28,179	13,090	(3,422)
(Recovery) / Impairment of property, plant and equipment and intangible assets, net	(6,851)	41,429	(2,900)
Exchange differences, interest and other	3,143	(5,939)	(28,611)
Share-based benefit plans	541	493	308
Accrued insurance	(3,643)	(498)	(417)
Result of companies’ revaluation	—	—	(11,980)
Result from the assignment of areas	(12,233)	(778)	—
Result from debt exchange	2,097	—	—
Result from financial instruments exchange	(1,330)	—	—
Changes in assets and liabilities:
Trade receivables	35,073	(11,833)	(25,912)
Other receivables	5,482	(13,076)	(9,873)
Inventories	13,332	6,726	951
Accounts payable	(21,039)	29,435	18,769
Taxes payables	862	(1,145)	2,615
Salaries and social security	8,611	4,534	1,904
Other liabilities	8,988	803	(1,178)
Decrease in provisions included in liabilities due to payment/use	(2,803)	(4,862)	(2,652)
Contract assets	(754)	445	(278)
Contract liabilities	526	776	2,179
Dividends received	2,616	811	583
Proceeds from collection of lost profit insurance	3,756	758	496
Income tax payments	(2,706)	(6,955)	(2,248)

Net cash flows from operating activities (1) (2)	209,216	217,137	125,058

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(114,616)	(161,455)	(88,293)
Contributions and acquisitions of interests in associates and joint ventures	—	(4,826)	(280)
Proceeds from sales of financial assets	38,332	957	7,879
Payments from purchase of financial assets	(46,762)	—	—
Interests received from financial assets	18	1,063	750
Payments from business combinations	—	—	(2,307)
Sale of interest in areas	13,867	382	—

Net cash flows used in investing activities	(109,161)	(163,879)	(82,251)

Financing activities: (3)
Payments of loans	(174,913)	(93,456)	(55,734)
Payments of interests	(60,681)	(41,606)	(26,275)
Proceeds from loans	139,018	97,351	39,673
Repurchase of treasury shares	(550)	(280)	(120)
Payments of leases	(23,290)	(15,208)	—
Payments of interests in relation to income tax	(696)	(583)	—
Dividends paid	—	(2,300)	(1,200)

Net cash flows used in financing activities	(121,112)	(56,082)	(43,656)

Translation differences provided by cash and cash equivalents	9,575	22,896	18,139

Reclassification to assets held for disposal	—	—	—

Net (Decrease) / Increase in cash and cash equivalents	(11,482)	20,072	17,290

Cash and cash equivalents at the beginning of the fiscal year	66,100	46,028	28,738
Cash and cash equivalents at the end of the fiscal year	54,618	66,100	46,028

Net (Decrease) / Increase in cash and cash equivalents	(11,482)	20,072	17,290

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)

Includes 11,101 and 11,184 for the fiscal year ended December 31, 2020 and 2019, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance/use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2020	2019	2018
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	17,691	24,909	11,561
Hydrocarbon wells abandonment obligation costs’ recalculation	(13,918)	1,172	(11,710)
Additions of right-of-use assets	11,421	39,779	—
Capitalization of depreciation of right-of-use assets	3,789	2,021	—
Capitalization of financial accretion for lease liabilities	967	311	—
Capitalization in joint ventures	—	738	—

Accompanying notes are an integral part of consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF S.A. is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2020:

(1)	Held directly and indirectly.
(2)	See Note 3
(3)	See Note 34.h

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of December 31, 2020, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 5.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the fiscal year ended December 31, 2020 are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Moreover, some additional issues required by the LGS and/or CNV’s regulations have been included.

The amounts and other information corresponding to the years ended on December 31, 2019 and 2018 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 4, 2021.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies which YPF controls, taking into consideration, where applicable, significant subsequent events and transactions, information available to the Management of the Company and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

Although the application of IAS 29 does not directly affect YPF because its functional currency is the U.S. dollar as mentioned in section b.1 of this Note, it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the Peso, all of which have adjusted their financial statements.

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

Transactions in currencies other than the functional currency of the Company are deemed to be foreign currency transactions and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each fiscal year or at the time of payment, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized as “Net financial results” in the consolidated statement of comprehensive income for the fiscal year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are shown in their respective functional currencies. The effects of the conversion into dollar of the financial information of those companies whose functional currency is other than the dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

Following the aforementioned guidelines, the results and financial position of subsidiaries with the Peso as functional currency were translated into dollar by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

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

Tax effect on Other Comprehensive Income

Results included in Other Comprehensive Income in connection with translation differences and result from net monetary position generated by investments in subsidiaries, associates and joint ventures whose functional currency is other than dollar as well as conversion differences arising from the translation of YPF’s financial statements into its presentation currency (Pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net accounting result nor in taxable result.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

As of the closing date of these consolidated financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalents, certain investments in financial assets, trade receivables and other receivables.

•	Financial assets at fair value through profit or loss

If either of the two criteria above are not met, the financial asset is classified as an asset measured at fair value through profit or loss.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

The Hydrocarbons Law allows the PEN to award concessions for the transportation of hydrocarbons for similar periods to the terms of the exploitation concessions granted (see Note 34.a). Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 15 years. The Group reviews annually the mentioned estimated useful life.

The Group has no intangible assets with indefinite useful lives as of December 31, 2020, 2019 and 2018.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

•

The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimate proved developed oil, and gas reserves estimated to recover.

•

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

2.b.8) Impairment of property, plant and equipment and intangible assets

To evaluate the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indications that an asset may be impaired or recovered.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions.

The main CGUs into which assets have been grouped are indicated below:

i.	Upstream Segment

The assets included in this segment have been grouped into CGU Oil, which groups the assets of YPF fields with crude oil reserves, and CGU Gas – Neuquina Basin; CGU Gas – Noroeste Basin and CGU Gas – Austral Basin which group the assets of fields with natural gas reserves, according to Argentina’s basins.

ii.	Gas and Power Segment

The assets of this segment have been grouped into CGU Gas and Power YPF, which mainly includes the transportation, commercialization and regasification of natural gas; and CGU Metrogas, which includes assets related to natural gas distribution activities.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

Downstream and Gas and Power cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 5 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of projected prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, revenue is not recognized until the good is sold to the intermediarys customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

In the case of the construction contracts, revenue is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contracts, performance obligations are satisfied over time.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In accordance with the requirements of IFRS 15, revenues have been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

Revenue recognition related to Government incentive programs

The following are the main revenues that fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”:

•	Benefits from Stimulus program for the additional injection of natural gas and Stimulus program for investments in the natural gas production development from unconventional reservoirs.

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

They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, was recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods. These incentives have been included under “Net Financial Results” in the statement of comprehensive income.

•	Procedure to compensate for the lower income that Natural Gas Distribution Service Licensed Companies receive from their users.

Compensations received as a result of the application of benefits and/or discounts to users under the regulations in force regarding social tariffs of the natural gas distribution service through networks. The aforementioned incentives have been included under “Revenues” in the statement of comprehensive income.

•

Payment of the accumulated daily differences on a monthly basis between the price of gas purchased by Distributors and the natural gas price included in the tariff schemes effective from April 1, 2018 to March 31, 2019.

Argentine Government assumed the payment of the differences exclusively arising from exchange rate variations and corresponding to natural gas volumes delivered in such term. These incentives recognized by Metrogas have been included as reversals in “Costs” in the consolidated statement of comprehensive income. See Note 34.f.

•	Incentive for investment in capital goods, computers and telecommunications for domestic manufacturers.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.12) Leases

As of fiscal year 2019, the Group registers its leases in accordance with IFRS 16.

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

The Group recognized right-of-use assets and lease liabilities for 23,059 on January 1, 2019, date of initial application of IFRS 16, in the statement of financial position, measured at the present value of future payments.

The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use asset equal to the lease liability on the initial transition date.

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

In order to assess the impairment of right-of-use assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8 and 2.b.9.

Lease contracts in which the Group is the lessee mainly correspond to the lease of:

•

Exploitation equipment and facilities, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, work-over and lifting pumps. The average term of these contracts is from 3 to 5 years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (Pesos per hour/day of use).

•	Machinery and equipment, which include:

i.

equipment for natural gas compression and generation of energy. The average term of these contracts is 3 years, featuring minimum payments based on the available power. Variable payments are calculated on the basis of a rate per generation unit;

ii.	regasification and gas liquefaction equipment. The average term of these contracts is 6 years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Transportation equipment, including:

i.	vessels and crafts for hydrocarbon transportation, whose average contract term is 3 years, establishing monthly guaranteed payments associated to the Group’s availability over such assets;

ii.

truck fleets with average contract terms of 3 years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

•

Gas station lands and facilities, whose contracts include the lease of land and associated installations with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

•	Land and buildings which include mainly:

i.

An underground reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for 4 years, for which there are minimum guaranteed quotas;

ii.	permits for the use of ports and land, for which there are minimum guaranteed quotas.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as expense for the fiscal year, in accordance with the option specified in the standard, except those that are capitalized. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material. Variable payments of leases related to the performance/use of the underlying asset are subject to the same accounting treatment. The total charges recorded in comprehensive income for the fiscal year and total capitalizations for short-term leases and leases of low-value and variable lease payments related to the underlying asset performance and/or use, amounts to 11,764 and 13,886 as of December 31, 2020 and 2019, respectively.

Payments of short-term leases, low-value leases and the variable charge related to the performances/use of the underlying assets are classified in the statement of cash flows in operating activities, except for those which are capitalized, which are classified as cash used in investing activities. Additionally, cash payments of principal and interest are disclosed as payments in cash flows used in financing activities.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Group revises the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the purchase option of the underlying asset.

During the fiscal year 2018, the Group applied the guidelines of IAS 17. The leases were classified as operating or financial leases, taking into account the economic substance of the contracts.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

According to the amendments introduced by the Argentine Tax Reform Law No. 27,430 published in the BO on December 29, 2017:

i) The general income tax rate was reduced from 35% for fiscal year 2017, to 30% for fiscal years 2018 and 2019, and to 25% for those fiscal years beginning January 1, 2020 onwards. On December 23, 2019, Law No. 27,541 on Social Solidarity and Recovery of the Productive Sector was published in the BO (see Note 34.j) which suspended the reduction in the income tax rate from 30% to 25% until fiscal years beginning on January 1, 2021, included. Accordingly, although the gradual changes of the income tax rate were not applicable to the measurement of the current tax, the main accounting impact of the new regulations ocurred in the measurement of deferred assets and tax liabilities. See Note 16.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

ii) The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and that are affected to generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being 8% for real estate not classified as inventories, 15% for real estate classified as inventories, 5% for shares, quotas and equity interests owned by individuals and 10% for the rest of the assets. The gain generated by the revaluation is exempted according to article 291 of Law 27,430, and separately, the additional tax generated by the revaluation is not deductible.

On March 28, 2019, the Company adhered to the tax revaluation established in Law No. 27,430 for the “Mines, quarries, forests and analogue assets” category, establishing a special tax of 4,562. The adherence will allow a higher deduction of the depreciation of the assets revaluated in the income tax, and therefore will affect the recording of the deferred income tax. See Note 16.

Additionally, determining of taxable profit on minimum presumed income was calculated by applying the current 1% tax rate to taxable assets as of the end of each year. This tax supplemented income tax. The tax liability coincided with the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeded income tax during one tax year, such excess could be computed as prepayment of any income tax excess over the tax on minimum presumed income that could be generated in the next 10 years. It is worth mentioning that it was overruled for the years beginning on January 1, 2019, as established by Law No. 27,260.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its nominal value and the adjustment derived from said monetary restatement required by previous accounting principles (the Argentine Accounting Principles) is disclosed in the “Adjustments to contributions” account.

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

Acquisition cost of treasury shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares. Additionally, see Note 29. Considering CNV regulations RG No. 562, the balance of this account restricts the distribution of retained earnings.

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

Legal reserve

In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, and transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2020, the legal reserve has been fully integrated, amounting to 2,007.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

•	During the fiscal year ended December 31, 2020, the Group entered into term purchase transactions for dollars and grains and has not applied hedge accounting.

•

During the fiscal year ended December 31, 2019, the Group conducted operations with forward dollars - Swiss francs contracts and entered into term purchase transactions for dollars and has not applied hedge accounting.

•	During the fiscal year ended December 31, 2018, the Group entered into term purchase transactions for dollars and has not applied hedge accounting.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”, as well as subsequent recoveries.

As IFRS 9 became effective, on January 1, 2018, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of such date. The implementation of the impairment method introduced by the standard generated a loss of 425 with the consequent effect on the deferred tax of 127. The net effect shown in the statement of changes in shareholders’ equity was 298, not being significant for the financial position and/or performance of the Group.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of 3 months or less. They do not include bank overdrafts.

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

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the dollar

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

As of December 31, 2020, the Group classified certain assets of property, plant and equipment as assets held for disposal.

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

2.b.26) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statements and have, therefore, not been adopted by the Group.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

The adoption of this amendment has had no effect on the consolidated financial statements of the Group.

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

The adoption of this amendment has had no effect on the consolidated financial statements of the Group.

•	Amendments to References to the Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework applicable to annual periods beginning on or after January 1, 2020. This revision process did not imply a substantial change in the set of definitions, concepts and guidelines used as a basis for preparing financial information, therefore, there were no effects on the Group’s financial statements.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform Phase 1

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

The adoption of this amendment has had no effect on the consolidated financial statements of the Group because it does not carry out this type of hedging.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

•	Amendments to IAS 1 – Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, (date which was extended to January 1, 2023) and allow for their earlier application.

The amendments clarify that liabilities classification as current or non-current:

•

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

•	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Group anticipates that the implementation of these amendments will have no significant impact on its financial statements, though is currently evaluating the impact.

•	Amendments to IAS 16 – Proceeds before intended use

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

Following the amendment to IAS 16, an entity may not deduct from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the comprehensive income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.

The amendment also clarifies that an item of property, plant and equipment is in said preparation and testing process when assesing the technical and physical performance of the asset. Therefore, an asset may be able to operate in the manner intended by Management and consequently be subject to depreciation before it has reached the level of operating performance expected by Management.

According to the variables present at the end of the reporting period, the Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IAS 37 – Onerous Contracts

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The amendment clarifies the meaning of “cost of fulfilling a contract” for the purpose of assessing whether the contract is onerous. The direct cost of fulfilling a contract consists of both the incremental cost of fulfilling that contract (for example, direct labour and materials), as well as an allocation of other costs that relate directly to fulfilliment of contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill that contract).

The amendment also clarifies that an entity must recognize any impairment loss that has occurred in the assets used to fulfill the contract before recording an onerous loss and when determining such onerosity, the present obligation under an existing contract must be considered, and therofore, does not recognize future operating losses.

According to the variables present at the end of the reporting period, the Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

After updating the reference that the Standard makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could lead to immediate derecognition of assets or liabilities recognised in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.

To remedy this situation, the new exception in IFRS 3 for liabilities and contingent liabilities specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should refer to IAS 37 “Provisions, contingent liabilities and contingent assets”, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. It has also been clarified that the acquirer must not recognize contingent assets on the acquisition date as defined in IAS 37.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IFRS 16 –COVID-19 Related rent concessions

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after June 1, 2020, allowing their early application.

A lessee may elect to account for any change in lease payments as a consequence of the COVID-19 pandemic, arising from rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

This option applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

(a) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

(b) any reduction in lease payments affects only payments originally due or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before June 30, 2021, and increased lease payments that extend beyond June 30, 2021); and

(c) there is no substantive change to other terms and conditions of the lease.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 17 and IFRS 16 – Interest Rate Benchmark Reform Phase 2.

On August 2020, the IASB issued amendments applicable to fiscal years beginning on or after January 1, 2021, allowing for their early application.

The purpose of these amendments is to provide entities with practical solutions to deal with the effects of the transition to alternative benchmark interest rates, when they generate changes in contractual cash flows or in the hedging relationships.

The amendments issued take place in the following key areas:

•

Financial assets, financial liabilities and lease liabilities: a practical solution was issued for financial assets and liabilities measured at amortized cost which are modified as a direct consequence of the interbank benchmark interest rate reform. As a practical solution, the IASB establishes that these amendments are not to be treated as specified under IFRS 9 for changes to contractual cash flows, but rather as established under such standard for assets and liabilities at variable rate. This accounting treatment comprises the prospective revaluation of these financial instruments at the revised effective interest rate. This only applies when the change is a direct consequence of the rate reform and the basis used to determine the cash flows is economically equivalent to the basis immediately preceding rate replacement. In the case of lease liabilities revalued based on an interest rate that is being replaced with an alternative interest rate, a similar treatment is proposed.

•

Hedges: The IASB issued further practical solutions in addition to those issued in Phase 1, seeking to prevent the benchmark rate reform from discontinuing hedge accounting or the designation of a new relationship of this type. The hedging relationships (and related documentation) must be amended to reflect the effects on i) the hedged item, ii) the hedging instrument and iii) the hedged risk. Any valuation adjustments resulting from the amendments are recognized as part of the inefficiency.

•

Disclosure: The information disclosed must allow the user to understand the nature and extent of the risks to which the entity is exposed and how those risks generated by the interbank benchmark rate reform will be managed. The progress and management of the transition to alternative benchmark rates is also required to be informed.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements because it does not have significant financial instruments under this kind of interest rate at the end of the informed year.

•	Anual improvements to IFRS – Standards 2018-2020

In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

A summary of the main modified standards and their purpose follows:

Standard	Amended Subject	Detail
IFRS 1 “First-time adoption of IFRS”	Subsidiary as a First-time IFRS adopter

When a subsidiary becomes a first-time adopter later than its parent company, it may elect to measure its assets and liabilities according to how their parent measured them in their consolidated financial statements, based on the parent´s date of transition to IFRSs (without considering consolidation adjustments and for the purposes of the business combination for which the parent company acquired the subsidiary). After the amendment, this exception is extended to accumulated translation differences.

A similar election is available to an associate or joint venture.

IFRS 9 “Financial Instruments”	Fees in the “10 per cent” Test for Derecognition of financial liabilities

An entity must derecognise the original financial liability and recognise a new financial liability when, among other requirements, there is a substantial modification of the terms of an existing financial liability.

The terms are substantially different if the discounted present value of the cash flows under the new terms using the original effective interest rate is at least 10% different from the discounted present value remaining cash flows of the original financial liability, including any fees paid net of any fees received in the 10 per cent test. The amendment clarifies that when determining this value, only the items paid or received between the borrower and the lender are included, including those paid or received by one or the other on behalf of the other.

IFRS 16 “Leases”	Illustrative examples- Lease incentives	Reimbursement relating to leasehold improvements is removed from illustrative Example 13.

IAS 41 “Agriculture”	Taxation in fair value measurements	Paragraph 22 was amended to remove the requirement to exclude cash flows for taxation when measuring fair value, as to aline the requirements in IAS 41 on fair value measurements with those in IFRS 13 “Fair Value Measurement”.

The Group expects that the implementation of these amendments will have no material impact on its financial statements.

Additionally, amendments have been issued to IFRS 4 and IFRS 17 “Insurance contracts”, which were not included as they are not applicable to the Group since it does not carry out related activities.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. Also, the Group evaluates if the tax authority will accept an uncertain tax treatment. Additionally, the current collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions affecting the Group’s tax balances. See Note 16.

Provision for impairment of property, plant and equipment

The methodology used in estimating the recoverable amount of property, plant and equipment is detailed in Notes 2.b.8 and 2.b.9.

The determination of whether an asset is impaired, and by how much, involves management’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for crude oil, natural gas and refined products, all of which affects the prices taken into account in the projection. Consequently, for oil and natural gas assets, the expected future cash flows are determined using management’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of estimates about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These estimates and the management judgment on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indicator (or reversal of an impairment charge). The impairment assessment mainly reflects long-term oil and natural gas prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are in the range of price forecasts published by third-party experts of the industry and government agencies, within which are the long and short term projections of the US Energy Information Administration and the Brent crude forward curve. The assumptions of future prices used by the Management of the Company tend to be stable because it does not consider short-term increases or decreases in prices to be indicative of long-term levels, but they are subject to change. Additionally, oil prices do not rise above the historical oil prices observed in the past, applied to projected future production volumes. Gas prices correspond to the average weighted price per basin and channel, determined according to current contracts and regulations and the market’s supply and demand.

In relation to the gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas. In particular, in 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. This situation generated a reduction in natural gas sales price in the domestic market, which generated a drop in gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government published in the BO the Plan for the Promotion of Argentine Natural Gas Production 2020-2024 (“GasAr Plan”) with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the domestic market. See Note 34.g.

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

The impairment of the CGU Gas – Neuquina Basin and CGU Gas – Austral Basin assets arises from a combination of multiple factors, mainly from the anticipated reduction in gas market prices due to the lower sales price to distributors and power plants (see Note 34.f) and the higher discount rate due to higher country risk and cost of debt, all of which is partially set off by a reduction in operating costs.

The discount rate after taxes used as of December 31, 2018 was 10.94% for 2019 and 11.19% for 2020 and thereafter, the recoverable value after taxes as of such date of the CGU Oil, CGU Gas – Neuquina Basin and CGU Gas – Austral Basin are 254,549, 108,509 and 8,606, respectively.

For the fiscal year ended December 31, 2019, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 40,561 (30,421 net of the income tax effect), generated among others by the fall in gas prices (and liquids) due to the situation that the market was going through both globally and, by specific dynamics, at the local level. The aforementioned affected the investments and activity, generating the impairment of the related assets by the recorded charge.

The discount rate after taxes used as of December 31, 2019 was 12.14% for 2020 and 2021 and 12.39% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin of 139,361 as of such date.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

During the year 2020, the Group has continuously monitored business perspectives in the market it operates. Specifically, in the local market of natural gas a reduction in natural gas sales price in the domestic market is observed which deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors and lower prices obtained on gas’s biddings on the power plants channel.

In the second quarter of 2020, based on the background and the method mentioned above, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 49,170 (36,877 net of the income tax effect) and for the CGU Gas – Austral Basin of 8,126 (6,095 net of the income tax effect), generated, mainly, by the expected fall in gas prices due to the situation the market was going through at global level, and also, to the specific dynamics mentioned above, at the domestic level.

Subsequently, during the fourth quarter of 2020, mainly from the previously mentioned launch of GasAr Plan, expectations related to the development of gas projects were modified. Consequently, in this quarter, the Group recognized a reversal of the impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 58,463 (43,848 net of the income tax effect) and for the CGU Gas – Austral Basin of 7,706 (5,780 net of the income tax effect). The reasons for the reversal are mainly due to the increase in the expected production of natural gas from the curves committed in the framework of the aforementioned Plan and, to a lesser extent due, to the reduction in production costs. The discount rate after taxes used as of December 31, 2020 was 12.85% for 2021 and 13.12% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin and the CGU Gas – Austral Basin equal to 192,197 and 16,036, respectively.

Considerations concerning COVID-19 (coronavirus) and the current economic environment

Since the beginning of 2020, a virus outbreak has taken place, causing potentially deadly respiratory infections (COVID-19) outbroke, and adversely affecting the demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread. Particularly, since March, the lower global demand for refined products and the uncertainty in the supply of crude oil have caused an abnormally high volatility in this commodity.

On March 12, 2020, Decree No. 260/2020 was published in the BO, which extended for a period of one year the public health emergency established by Law No. 27,541 due to the pandemic.

Also, since March 20, 2020, the Argentine Government adopted certain measures to protect the general population and fight the disease. These measures imposed a general restriction on economic activity, with some exceptions, which included, among other actions, price controls, the prohibition of dismissals without cause as well as for reasons of lack or reduction of activity and force majeure, general restriction to the free circulation during certain periods in Argentina, general travel restrictions, visas suspension, nation-wide lockdowns, closing of public and private institutions, sporting events suspension, restrictions to the operation of museums and tourist attractions and extension of holidays. These measures include several exceptions applicable to people engaged in activities and services declared as essential in the emergency, minimum work shifts are contemplated ensuring the operation and maintenance of oil and gas fields, oil and gas treatment and/or refining plants, transportation and distribution of electric energy, liquid fuels, oil and gas, fuel service stations and electric power generators.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The implementation of these measures significantly affected the demand of gasoline, diesel and jet fuel, reaching declines during April 2020 of 70%, 40% and 90%, respectively, as a daily average compared to the demand in the days prior to these measures. As of the third quarter of 2020, the restrictions became more flexible, gradually recovering a certain normality in the social and economic functioning of the country. Consequently, there was a gradual recovery in the demand for fuels, and activities in our fields and refineries gradually resumed. On February 2021, the volume declines on recurring sales of fuels (gasoline and diesel) and jet fuel are in the order of 7% and 70%, respectively, compared to levels in the days prior to the pandemic. Although a significant recovery in sales is observed, current levels of activity continue to be below normal values, affecting the Group’s comprehensive results and cash flows.

As mentioned above, the valuation of certain assets and liabilities is subject to a higher level of uncertainty, which is why the current economic context was considered in the evaluation of estimates and accounting judgments described above.

As of the date of these consolidated financial statements, due to the uncertainties inherent to the scale and duration of these events and its direct and indirect effects, it is not reasonably possible to estimate the final impact this pandemic will have on the world’s economy and its financial markets, on Argentina’s economy, and consequently, on the Group’s comprehensive results, cash flows and financial position of the Group, nor its effect on access to debt markets, the contractual position with certain counterparties (including as a result of events of force majeure or other similar events under the Group’s contracts), the Group’s capacity to meet its commitments and future asset impairments, among other issues.

The Management of the Company has considered the impact of COVID-19 and the current economic environment when preparing these consolidated financial statements and continues to consider it appropriate to adopt the going-concern basis of accounting for their presentation and valuation.

2.d) Comparative Information

Balance items as of December 31, 2019 and 2018 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended. Likewise, certain additional disclosures of non-significant information have been made.

3.	ACQUISITIONS AND DISPOSITIONS

•	Assignment agreement of CAN 100 exploration permit (offshore) –Block E-1 Reconversion

On October 8, 2019, YPF and Equinor Argentina BV Sucursal Argentina (“Equinor”) subscribed an agreement whereby Equinor would acquire a 50% interest in the “CAN 100” area, while YPF would maintain a 50% interest in such area. The agreement will become effective subject to certain conditions precedent, including the approval of the assignment by the SGE.

On April 16, 2020, having met the conditions established under the assignment agreement, among them, the approval by the SE of the assignment pursuant to section 72 of the Hydrocarbons Law, which was granted through Resolution No. 55/2020, the transaction was settled, efectivizing YPF’s assigment of its 50% interest in the area and the operation to Equinor Argentina B.V. Sucursal Argentina. On April 22, 2020, YPF received US$ 22 million. In light of the foregoing of the above, the Group recorded a profit of 1,457 included in “Other net operating results”.

On January 14, 2021, YPF and Shell Argentina S.A. (“Shell Argentina”) and Equinor and Shell Argentina executed two agreements under which YPF and Equinor will transfer to Shell Argentina a 15% interest in CAN 100 area, respectively. Therefore YPF will mantain a 35% interest in such area. The effectiveness of such agreements is subject to certain conditions precedent, including the approval of the assignments by the SE, which was pending at the date of issuance of these consolidated financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment agreement of Bandurria Sur Area

On January 2020, YPF was notified of the acquisition by Shell Argentina S.A. and Equinor Argentina AS (jointly, the “Consortium”) of the entire share package of Schlumberger Oilfield Eastern Ltd. (“SPM”), an affiliate of Schlumberger Argentina S.A. This assignment required payment by SPM of the outstanding price that amounted approximately to US$ 105 million, which has already been received by YPF. In light of the foregoing, the Group recorded a profit of 6,356 included in “Other net operating results”.

On January 30, 2020, YPF entered into an agreement entered into with the Consortium, through SPM, under which the main terms and conditions for the 11% additional sale of the Area was agreed upon.

On March 5, 2020, YPF executed an agreement assigning to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM Argentina S.A.), an affiliate of Shell Argentina S.A. and Equinor Argentina AS (Argentina Branch), an 11% interest in the Bandurria Sur block. On April 29, 2020, Decree No. 512/2020 was issued, by which the Province of Neuquén approved the assignment in favor of BSI. On May 14, 2020, YPF and BSI entered into the final contracts for the joint exploitation of hydrocarbons in the Area, thereby complying with the precedent conditions for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the Area to BSI. Consequently, YPF will continue to be the Operator of the Area, keeping a 40% interest in the concession, while BSI will have a 60% interest. In light of the foregoing, the Group recorded a profit of 4,420 included in “Other net operating results”.

•	Assignment agreement of Río Mayo and Sarmiento areas

On August 2, 2019, YPF and Capetrol Argentina S.A. (“Capetrol”) entered into an assignment agreement whereby YPF assigned to Capetrol 100% of the exploitation concessions over the Río Mayo and Sarmiento areas, located in the Province of Chubut. The agreement contemplates the assignment of the concession for a consideration of US$ 1.1 million.

On October 25, 2019, by means of Decree No. 1,185/2019, the Province of Chubut approved the abovementioned assignment. Additionally, on October 28, 2019 YPF and Capetrol subscribed the documents required to formally execute the assignment.

In light of the foregoing, the Group recorded as of December 31, 2019, a loss of 187 included in “Other net operating results”.

•	Assignment agreement of the Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas

On December 20, 2018, YPF and Oilstone Energía S.A. (“OESA”) entered into an assignment agreement whereby YPF assigned to OESA 100% of the exploitation concessions over the Al Sur del Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas, located in the Province of Neuquén. The agreement sets forth the assignment of the concession for a consideration of US$ 12 million.

On July 24, 2019, by means of Decree No. 1,346/2019, the Province of Neuquén approved the abovementioned assignment of the areas. Additionally, on July 31, 2019 YPF and OESA subscribed the documents required to formally execute the assignment.

In light of the foregoing, the Group recorded as of December 31, 2019, a loss of 558 included in “Other net operating results”.

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

In light of the foregoing, the Group as of December 31, 2019, has recorded the exploratory mining property for 4,055 in “Intangible Assets”.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

CTEB is located in the petrochemical complex of Ensenada, Province of Buenos Aires, with an installed capacity of 567 MW as of today. As part of the transaction, the acquiring companies will have a term of 30 months to complete the works required for CTEB to operate on a combined cycle basis, which will increase its installed capacity to 840 MW.

Energy supply agreements with CAMMESA in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE No. 220/2007. The first agreement was executed on March 26, 2009 (expiring in April 27, 2022), and the second on March 26, 2013 for a term of 10 years from the commercial operation of the combined cycle.

The joint investment for the acquisition of CTEB amounted to US$ 282 million, which includes the final amount offered (cash) in the Tender Process, and the purchase price of certain amount of debt securities (“VRD”) issued under the supplemental agreement to the global financial and administration trust program for the execution of energy infrastructure projects – Series 1 – ENARSA (Barragán) “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust Agreement”). The price is subject to certain adjustments provided for in the terms and conditions of the Tender Process.

The acquisition of the goodwill of CTEB also includes the assignment of the Trust Agreement to CT Barragán S.A., as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDR to be acquired by the CT Barragán S.A.) amounted to approximately US$ 229 million, which is expected to be repaid with cash flows from CTEB.

On June 26, 2019 the sale and transfer by IEASA of the goodwill of CTEB to CT Barragán S.A. was formally executed. Each shareholder made a capital contribution of US$ 100 million to CT Barragán S.A., which also received a loan for US$ 170 million from a bank syndicate and a new schedule of payments and conditions of the CTEB existing trust. In both cases, without recourse to shareholders, except in the event of default of certain conditions.

CT Barragán S.A. entered into an agreement with Pampa and YPF EE for the provision of administration and management services to CTEB, which will be provided alternately by Pampa and YPF EE for 4-year terms. CT Barragán S.A. also entered into an agreement with YPF EE for the provision of monitoring services of the works for CTEB’s cycle closing.

The following table shows in detail the transferred consideration and the fair values of the acquired assets and the liabilities assumed by CT Barragán S.A. as of June 26, 2019, after considering the price adjustment for US$10 million:

Fair value as of the acquisition date
Fair value of identifiable assets and assumed liabilities:
Financial assets at fair value	682
Property, plant and equipment	20,330
Inventories	341
VRD	(9,760)

Total identifiable net assets / Consideration	11,593

The fair value of property, plant and equipment and inventories was calculated mainly based on the depreciated replacement cost approach corresponding to the acquired assets. To such end, CT Barragán S.A. had the assistance of an external appraiser. Additionally, CT Barragán S.A. has estimated the value in use that expects to obtain from the assets to ascertain that the fair value is not higher than its recoverable value.

As a result of the process described above, CT Barragán S.A. has not identified separate intangible assets that must be recognized in relation to the business acquisition.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

In light of the foregoing, the Group recorded as of December 31, 2019, a profit of 1,523 included in “Other net operating results”.

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

•	Agreement for YPF Energía Eléctrica S.A.’s capitalization

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

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

In order to determine the fair value of the investment in YPF EE, the Group has considered all the elements available as of the date of these financial statements, including the best estimation of the occurrence of the contingent payments provided in the operation. However, for the measurement of this fair value the Group had a term of one fiscal year to evaluate all the facts and circumstances existing as of the transaction date that may have affected the fair value measurement of the transaction, without identifying changes in such measurement.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

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

On May 11, 2018, Oil’s bankruptcy was determined and, by means of a resolution dated June 1, 2018, the intervening judge decided to grant YPF and Destilería Argentina de Petróleo S.A. (“DAPSA”) the management of Oil in accordance with the terms of the offer presented by both companies, pursuant to which YPF and DAPSA were entitled for a 2 month period to use the logistic assets (docks and fuel storage tanks located in the Oil River Terminal on the Paraná River), to exclusively and directly supply fuel to the entire network of Oil gas stations by DAPSA, and to match the best purchase offer made by any third party, whether for the whole or a part of Oil’s facilities, and for the exclusive supply of Oil’s commercial network as part of the liquidation process of Oil’s assets.

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

YPF requested the unavailability of the funds, which remained deposited in the judicial account at the order of the court until title and registration of the real estate was conveyed in favor of YPF, in year 2019. The real property composing the River Terminal was registered with the General Register of Rosario of the Ministry of Justice of the Province of Santa Fe.

Additionally, on November 6, 2018, Division D of the Argentine Court of Appeals rejected the appeal filed by some of the former Oil shareholders which challenged the award in favor of YPF and DAPSA under the bidding process described herein.

The acquisition of these assets qualified as a business combination under IFRS 3.

The following table resumes consideration and fair value of the acquired assets and the liabilities assumed on the acquisition date:

Fair value at the acquisition date
Fair value of identifiable assets and assumed liabilities:
Property, plant and equipment	2,327
Inventories	445
Provisions	(465)

Total net identifiable assets / consideration	2,307

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment of interest in the Aguada de la Arena and Río Neuquén areas

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4.	FINANCIAL RISK MANAGMENT (Cont.)

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

Likewise, given the restrictions imposed by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7,030 (see Note 34.k), the Group has been reducing its portion of cash and cash equivalents denominated in currencies other than the Argentine Peso, and, therefore it may be affected in case of exchange rate variations, which motivated the Group to operate with derivative financial instruments as a hedge following the accounting policy defined in Note 2.b.17.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2020:

	Appreciation (+) / depreciation (-) of exchange rate of Peso against dollar		Income (loss) for fiscal year ended December 31, 2020
Impact on net income before income tax corresponding to financial assets and liabilities	+10 -10	% %	(1,770 1,770)

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4.	FINANCIAL RISK MANAGMENT (Cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2020 that accrue interest considering the applicable rate:

	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	36,055	606,277
Variable interest rate	8,906	72,029

Total (3)	44,961	678,306

(1)

Includes temporary investments, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

The variable rate financial loans represent 10% of the total loans as of December 31, 2020, and include NO, pre-financing of exports, financing of imports and financial loans with local and international entities. The portion of the loan, which accrues variable interest, is mainly subject to the fluctuations in LIBOR and BADLAR. Approximately 24,298 accrues variable interest of BADLAR plus a spread between 0.10% and 9.85% and 44,836 accrues variable interest of LIBOR plus a spread between 0.88% and 8.50%.

Approximately 94% of the total of the financial loans of the Group is denominated in dollars and the remainder is mainly in Pesos, as of December 31, 2020.

Financial assets mainly include, in addition to trade receivables, which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as money market or short-term fixed interest rate instruments, Argentine Republic Bonds and Treasury Bills.

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

	Increase (+) / decrease (-) in the interest rates (basis points)	Income (loss) for fiscal year ended December 31, 2020
Impact on net income after income tax	+100 -100	(766 766)

Price Risks

The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements, as of December 31, 2020, the Company was affected by the variation in the valuation of mutual funds and public securities. See Note 6.

As of December 31, 2020, the aggregate value of financial assets at fair value through profit or loss amounts to 44,468.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2020:

	Increase (+) / decrease (-) in the prices of investments in financial instruments		Income (loss) for the fiscal year ended December 31, 2020
Impact on net income before income tax	+10 -10	% %	4,447 (4,447)

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4.	FINANCIAL RISK MANAGMENT (Cont.)

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

Consequently, beyond the Group’s expectation of substantially maintaining domestic prices with reference to those in international markets, exposure to price risk will depend on other factors (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations) that are also considered in the Group’s pricing policy, and which may therefore lead the Group to not fully reflect international parity prices in domestic prices in the short term, situation that was evidenced during the year 2018 and 2019, as established according to the price stability agreement dated May 8, 2018, entered into among the MINEM and the refining companies (among them, YPF), and into Decree No. 566/2019 and its respective amendments. In 2020, the same situation was evidenced until August 2020, according to Decree No. 488/2020. Thereafter, producers and refiners began negotiating prices taking international oil prices as reference. See Notes 2.c and 34.e.

•	Liquidity Risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2020, the availability of liquidity reached 54,618, considering cash of 14,843 and other liquid financial assets of 39,775. Additionally, the Group has its other investments to free disposition in Treasury Bills of 19,052 included in “Investment in financial assets” (see Note 6). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the negotiable obligations global program and under the Frequent Issuer Program.

With regards to the restrictions established by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7,106 that refers to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled between October 15, 2020 and March 31, 2021, all the provisions issued were fulfilled by the Group. See Notes 34.k and 38.

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2020:

	December 31, 2020
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	22,098	11,757	5,600	2,620	1,818	2,377	46,270
Loans	150,731	78,543	60,020	66,164	132,104	190,744	678,306
Other liabilities	9,062	2,284	34	642	—	1	12,023
Accounts payable (1)	138,537	41	1	—	—	640	139,219

	320,428	92,625	65,655	69,426	133,922	193,762	875,818

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Group’s loans contain usual covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 15, 31 and 32.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4.	FINANCIAL RISK MANAGMENT (Cont.)

Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

As of December 31, 2020, the Group had exceeded the leverage ratio required under the covenants, and therefore, even though there is no acceleration of maturities of due amounts or restrictions to refinance existing loans, the Group has certain limitations in its capacity to incur further debt. However, there are certain exceptions that might allow the Group certain flexibility to manage its debt.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the debt service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, on December 31, 2020, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2020.

•	Credit Risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its debtors and to third parties, in line with best practices using for such end internal customer records and external data sources.

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

Moreover, the Group has recorded an impairment charge of accounts receivables related to Decree No. 1,053/2018. See Note 34.f.

The maximum exposure to credit risk of the Group of December 31, 2020 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure as of December 31, 2020
Cash and cash equivalents	54,618
Other financial assets	180,382

Considering the maximum exposure to the risk of the Other financial assets based on the concentration of the counterparties, credit with the National Government, direct agencies and companies with government participation, accounts for approximately 33% (60,316), while the Group’s remaining debtors are diversified.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4.	FINANCIAL RISK MANAGMENT (Cont.)

Following is the breakdown of the financial assets past due as of December 31, 2020:

	Current trade receivable	Other current receivables
Less than three months past due	11,670	574
Between three and six months past due	3,532	255
More than six months past due	15,943	1,628

	31,145	2,457

At such date, the provision for doubtful trade receivables amounted to 19,380 and the provisions for other doubtful receivables amounted to 1,204. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.

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

The Group has effective guarantees granted by third parties for a total amount of 38,302, 42,026 and 24,377 as of December 31, 2020, 2019 and 2018, respectively.

During the fiscal years ended December 31, 2020, 2019 and 2018, the Group did not execute guarantees.

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

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas transport and commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca (until October 31, 2018) and Escobar, by hiring regasification vessels, and (iii) the natural gas distribution.

Additionally, for the 3 months period as of March 31, 2018, it included revenues derived from the generation of conventional and renewable electricity corresponding to YPF EE. See Note 3.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a purchase to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 34.g), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

5.	SEGMENT INFORMATION (Cont.)

•	Downstream

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

It covers other activities, not falling into the aforementioned categories or constitues other reporting business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018
(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

5.	SEGMENT INFORMATION (Cont.)

	Upstream	Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the year ended December 31, 2020
Revenues from sales	2,419	122,254	536,714	14,108	(6,309)	669,186
Revenues from intersegment sales	289,421	8,060	3,349	28,787	(329,617)	—

Revenues	291,840	130,314	540,063	42,895	(335,926)	669,186

Operating profit / (loss)	(25,878)	(18,994)	4,839	(22,305)	3,941	(58,397)
Income from equity interests in associates and joint ventures	—	9,199	4,071	—	—	13,270
Depreciation of property, plant and equipment	128,132 (3)	1,858	34,295	7,167	—	171,452
(Recovery) / Impairment of property, plant and equipment and intangible assets, net (2)	(7,475)	527	—	97	—	(6,851)
Acquisition of property, plant and equipment	63,071	4,905	23,420	4,882	—	96,278
Assets	914,257	209,225	646,589	152,816	338	1,923,225

For the year ended December 31, 2019
Revenues from sales	2,046	131,055	531,724	19,743	(5,973)	678,595
Revenues from intersegment sales	286,585	8,697	3,447	27,502	(326,231)	—

Revenues	288,631	139,752	535,171	47,245	(332,204)	678,595

Operating profit / (loss)	(49,194)	2,944 (4)	40,653	(15,866)	451	(21,012)
Income from equity interests in associates and joint ventures	—	5,339	2,629	—	—	7,968
Depreciation of property, plant and equipment	119,821 (3)	1,378	20,805	3,890	—	145,894
Impairment of property, plant and equipment (2)	40,561	868	—	—	—	41,429
Acquisition of property, plant and equipment	(136,589)	(6,170)	(22,455)	(7,630)	—	(172,844)
Assets	742,850	199,357	508,026	129,331	(6,275)	1,573,289

For the year ended December 31, 2018
Revenues from sales	3,108	91,176	338,042	8,363	(4,869)	435,820
Revenues from intersegment sales	207,480	7,862	1,688	13,186	(230,216)	—

Revenues	210,588	99,038	339,730	21,549	(235,085)	435,820

Operating profit / (loss)	22,483	16,786	7,818	(6,055)	2,748	43,780
Income from equity interests in associates and joint ventures	—	4,435	404	—	—	4,839
Depreciation of property, plant and equipment	72,052 (3)	928	12,285	2,304	—	87,569
(Recovery) of property, plant and equipment (2)	(2,900)	—	—	—	—	(2,900)
Acquisition of property, plant and equipment	63,171	1,968	15,632	2,877	—	83,648
Assets	480,263	129,885	307,312	82,762	(6,206)	994,016

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	See Notes 2.c., 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes the result for revaluation of the interest in YPF EE. See Note 3.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

5.	SEGMENT INFORMATION (Cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2020, 2019 and 2018, and property, plant and equipment by geographic area as of December 31, 2020, 2019 and 2018 are as follows:

	Revenues			Property, plant and equipment
	2020	2019	2018	2020	2019	2018
Argentina	585,652	589,653	390,892	1,379,191	1,068,832	698,222
Mercosur and associated countries	26,834	36,154	20,056	336	179	865
Rest of the world	23,620	35,836	15,711	—	—	—
Europe	33,080	16,952	9,161	—	—	—

	669,186	678,595	435,820	1,379,527	1,069,011	699,087

Intangible assets are geographically located in Argentina.

As of December 31, 2020, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Other receivables”, “Accounts payable” and “Other liabilities” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

Financial Assets

	2020
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	15,391	—		15,391	35,029	50,420
Trade receivables (2)	136,057	—		136,057	—	136,057
Investment in financial assets	19,052	9,882	(3)	28,934	—	28,934
Cash and cash equivalents	20,032	34,586		54,618	—	54,618

	190,532	44,468		235,000	35,029	270,029

	2019
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	19,078	—		19,078	29,892	48,970
Trade receivables (2)	139,982	—		139,982	—	139,982
Investment in financial assets	—	8,370		8,370	—	8,370
Cash and cash equivalents	59,062	7,038		66,100	—	66,100

	218,122	15,408		233,530	29,892	263,422

	2018
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	14,860	—		14,860	17,250	32,110
Trade receivables (2)	98,930	—		98,930	—	98,930
Investment in financial assets	—	10,941		10,941	—	10,941
Cash and cash equivalents	38,236	7,792		46,028	—	46,028

	152,026	18,733		170,759	17,250	188,009

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.
(3)	Granted guarantees for contractual commitments with Exmar. See Note 33.e and 33.f.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

Financial Liabilities

	2020
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	46,270	—	46,270	—	46,270
Loans	678,306	—	678,306	—	678,306
Other liabilities	12,023	—	12,023	—	12,023
Accounts payable	139,219	—	139,219	5,874	145,093

	875,818	—	875,818	5,874	881,692

	2019
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	61,780	—	61,780	—	61,780
Loans	526,760	—	526,760	—	526,760
Other liabilities	2,013	—	2,013	—	2,013
Accounts payable	149,880	—	149,880	1,180	151,060

	740,433	—	740,433	1,180	741,613

	2018
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	—	—	—	—	—
Loans	335,078	—	335,078	—	335,078
Other liabilities	1,271	—	1,271	—	1,271
Accounts payable	87,087	—	87,087	511	87,598

	423,436	—	423,436	511	423,947

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2020
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,363	—	7,363
Interest loss	(65,821)	—	(65,821)
Net financial accretion	(8,794)	—	(8,794)
Net exchange differences	36,102	—	36,102
Fair value loss on financial assets at fair value through profit or loss	—	3,862	3,862
Result from derivative financial instruments	—	(860)	(860)
Results from transactions with financial assets	—	9,786	9,786
Result from financial instruments exchange (1)	—	1,330	1,330
Result from debt exchange (2)	(2,097)	—	(2,097)
Result from net monetary position	7,828	—	7,828

	(25,419)	14,118	(11,301)

(1)	See Note 6 “Public securities and public debt restructuring”.
(2)	See Note 20.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2019
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,665	—	7,665
Interest loss	(48,136)	—	(48,136)
Net financial accretion	(5,592)	—	(5,592)
Net exchange differences	47,935	—	47,935
Fair value gains on financial assets at fair value through profit or loss	—	(1,449)	(1,449)
Result from derivative financial instruments	—	(293)	(293)
Result from net monetary position	5,904	—	5,904

	7,776	(1,742)	6,034

	2018
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	3,033	—	3,033
Interest loss	(28,717)	—	(28,717)
Net financial accretion	7,627	—	7,627
Net exchange differences	54,459	—	54,459
Fair value gains on financial assets at fair value through profit or loss	—	2,596	2,596
Result from derivative financial instruments	—	933	933
Result from net monetary position	1,594	—	1,594

	37,996	3,529	41,525

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for 3 levels.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2020, 2019 and 2018 and their allocation to their fair value levels.

	2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investment in financial assets (1) (2):
- Public securities	9,882	—	—	9,882

	9,882	—	—	9,882

Cash and cash equivalents:
- Mutual funds	34,586	—	—	34,586

	34,586	—	—	34,586

	44,468	—	—	44,468

(1)	Additionally, the Group has Treasury Bills as financial assets measured at amortized cost of 19,052 as of December 31, 2020.
(2)	Granted guarantees for contractual commitments with Exmar. See Note 33.e and 33.f.

	2019
Financial Assets	Level 1	Level 2	Level 3	Total
Investment in financial assets:
- Public securities	8,370	—	—	8,370

	8,370	—	—	8,370

Cash and cash equivalents:
- Mutual funds	7,038	—	—	7,038

	7,038	—	—	7,038

	15,408	—	—	15,408

	2018
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	10,941	—	—	10,941

	10,941	—	—	10,941

Cash and cash equivalents:
- Mutual funds	7,792	—	—	7,792

	7,792	—	—	7,792

	18,733	—	—	18,733

The Group has no financial liabilities measured at fair value through profit or loss.

Public securities and public debt restructuring

On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and capital of national public debt instrumented by dollar-denominated securities governed by Argentine law until December 31, 2020, or until such previous date established by the Ministry of Economy considering the degree of progress and execution of the public debt sustainability restoration process. This included the BONAR 2020. Among the exceptions established by such Decree are the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariat of Finance and Secretariat of Treasury, of which the Group is a creditor, which are valued at amortized cost (see Note 35). Later, on July 17, 2020, the Ministry of Economy informed through a press release that it had submitted to the Argentine Congress a Bill to restore the sustainability of the external public debt instrumented by US-denominated securities governed by argentine law.

Additionally, on April 22, 2020, the Argentine Government announced a proposal for restructuring Public Securities governed by foreign law under Decree No. 391/2020, which included BONAR 2021. On the same date, the Argentine Government failed to pay interest due on certain global bonds, among which were BONAR 2021. On May 6, 2020, the Group adhered to the restructuring proposal. Later, on July 6, 2020 and pursuant to Decree No. 582/2020, the Argentine Government filed an amendment to the terms and conditions established in Decree No. 391/2020.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

On August 4, 2020, the Argentine Government reached an agreement with the representatives of the Ad Hoc Group of Argentine Bondholders, Argentina’s Creditors Committee and the Exchange Bondholder Group and other holders. On August 18, 2020, the Argentine Government issued Decree No. 676/2020, amending the terms and conditions of the proposal in order to reflect the improvements agreed with the creditors holding foreign law-goverened bonds.

On August 31, 2020, the Argentine Government informed the results of the restructuring of the Public Securities issued under foreign law, announcing it had obtained the required consents to exchange and/or modify 99.01% of the total outstanding principal amount of all the series of eligible bonds issued under the 2005 and 2016 Indenture.

As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 for new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 1,330 (see Note 27).

Fair value estimates

During the fiscal year ended December 31, 2020, there have been significant changes mainly in macroeconomic circumstances (mainly variations in country risk and in the prices of public securities, among others) affecting the financial instruments measured at fair value with changes in results by the Group.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2020, 2019 and 2018, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 560,267, 476,750 and 293,972 as of December 31, 2020, 2019 and 2018, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

7.	INTANGIBLE ASSETS

	2020	2019	2018
Net book value of intangible assets	41,245	37,608	20,402
Provision for impairment of intangible assets	(2,126)	(429)	—

	39,119	37,179	20,402

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

7.	INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balance as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	1,303	276	765	2,344
Translation effect	15,544	3,414	6,636	25,594
Adjustment for inflation (1)	—	—	591	591
Decreases and reclassifications	31	(248)	(100)	(317)

Accumulated amortization
Increases	1,190	—	559	1,749
Translation effect	9,740	—	6,243	15,983
Adjustment for inflation (1)	—	—	58	58
Decreases and reclassifications	—	—	(4)	(4)

Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	1,271	4,171 (2)	705	6,147
Translation effect	18,969	5,680	7,862	32,511
Adjustment for inflation (1)	—	—	833	833
Decreases and reclassifications	(6)	(103)	181	72

Accumulated amortization
Increases	1,848	—	526	2,374
Translation effect	12,332	—	7,475	19,807
Adjustment for inflation (1)	—	—	199	199
Decreases and reclassifications	—	—	(23)	(23)

Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	1,049	715	870	2,634
Translation effect	21,213	6,528	8,768	36,509
Adjustment for inflation (1)	—	—	1,070	1,070
Decreases and reclassifications	(1)	(10,462)	319	(10,144)

Accumulated amortization
Increases	2,659	—	769	3,428
Translation effect	14,395	—	8,358	22,753
Adjustment for inflation (1)	—	—	251	251
Decreases and reclassifications	—	—	—	—

Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	—	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 3.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

7.	INTANGIBLE ASSETS (Cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2020 and 2019:

	2020	2019
Amount at beginning of year	429	—
Increase charged to profit or loss	1,399	429
Result from net monetary position (1)	152	—
Translation differences	146	—

Amount at end of year	2,126	429

(1)

Includes adjustment for inflation of opening balances of the provision for impairment of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

8.	PROPERTY, PLANT AND EQUIPMENT

	2020	2019	2018
Net book value of property, plant and equipment	1,456,148	1,156,950	740,103
Provision for obsolescence of materials and equipment	(11,267)	(6,610)	(3,955)
Provision for impairment of property, plant and equipment	(65,354)	(81,329)	(37,061)

	1,379,527	1,069,011	699,087

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

8.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	21,394	775,353		134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	11,978	1,062,055
Accumulated depreciation	9,250	566,334		69,160	4,512	—	—	—	8,686	11,656	1,381	8,446	679,425

Balance as of December 31, 2017	12,144	209,019	(1)	65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	3,532	382,630

Cost
Increases	425	(10,216	)(4)	370	38	19,885	67,264	5,438	59	—	—	385	83,648	(5) (6)
Translation effect	20,845	808,772		138,924	7,400	15,332	61,084	3,851	10,935	20,016	—	11,468	1,098,627
Adjustment for inflation (7)	5,096	152		—	797	1,107	792	—	1,371	—	20,519	6,968	36,802
Decreases and reclassifications	287	30,807		6,482	313	(17,327)	(64,288)	(4,188)	1,898	2,194	243	838	(42,741	)(3) (8)

Accumulated depreciation
Increases	758	82,939	(4)	9,517	960	—	—	—	1,561	1,680	677	777	98,869	(5)
Translation effect	9,356	609,973		73,643	4,639	—	—	—	9,158	12,396	—	8,127	727,292
Adjustment for inflation (7)	2,785	141		—	565	—	—	—	1,309	—	10,584	5,152	20,536
Decreases and reclassifications	(35)	(27,457)		(25)	(97)	—	—	—	(7)	(35)	(134)	(44)	(27,834	)(8)

Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	46	1,980	(4)	4,676	83	43,089	114,878	6,532	106	—	865	589	172,844	(9)
Translation effect	24,838	967,212		171,788	8,723	21,044	70,818	5,014	14,289	25,116	—	13,581	1,322,423
Adjustment for inflation (7)	3,382	—		—	716	920	1,326	—	828	—	13,010	4,793	24,975
Decreases and reclassifications	880	114,493		15,715	1,358	(37,620)	(116,818)	(8,132)	1,077	4,021	6,600	(3,894)	(22,320	)(3)

Accumulated depreciation
Increases	1,260	137,017	(4)	16,092	1,345	—	—	—	2,536	2,765	989	1,325	163,329
Translation effect	11,444	758,928		93,611	5,917	—	—	—	11,935	15,822	—	9,862	907,519
Adjustment for inflation (7)	1,726	—		—	486	—	—	—	773	—	6,733	3,270	12,988
Decreases and reclassifications	9	(2,287)		(33)	(376)	—	—	—	(834)	(13)	3,647	(2,874)	(2,761	)(3)

Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386	41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—	35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386 (2)	5,900	25,864	20,766	12,665	1,156,950

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

8.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386		41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—		35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386	(2)	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	62	(13,412	)(4)	1,724	119	33,422	72,162	152		121	—	1,587	341	96,278	(9)
Translation effect	27,498	1,110,354		194,960	10,051	24,712	61,134	2,605		17,133	30,261	—	14,969	1,493,677
Adjustment for inflation (7)	3,600	—		—	902	421	2,575	—		537	—	16,134	3,416	27,585
Decreases and reclassifications	(589)	93,720		13,872	205	(31,252)	(106,547)	(10,245)		3,997	6,023	1,735	(516)	(29,597	)(3) (10) (11)

Accumulated depreciation
Increases	2,054	171,786	(4)	27,195	1,679	—	—	—		4,092	4,493	1,287	1,727	214,313
Translation effect	13,013	896,732		111,376	6,905	—	—	—		14,394	18,791	—	11,135	1,072,346
Adjustment for inflation (7)	1,801	—		—	524	—	—	—		489	—	8,629	2,497	13,940
Decreases and reclassifications	(1,647)	(8,915)		—	(360)	—	—	—		(117)	(25)	(221)	(569)	(11,854	)(3) (10) (11)

Cost	107,764	3,879,215		683,186	38,319	89,726	223,909	3,898		62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191		400,536	26,699	—	—	—		53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	(1)	282,650	11,620	89,726	223,909	3,898	(2)	8,830	38,889	30,527	16,085	1,456,148

(1)	Includes 34,801, 22,343 and 16,154 of mineral property as of December 31, 2020, 2019 and 2018, respectively.
(2)

As of December 31, 2020, there are 10 exploratory wells in progress. During the year ended on such date, 4 wells were started, 6 wells were charged to exploratory expense and 12 wells were transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 1,256, 48 and 60 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2020, 2019 and 2018, respectively.
(4)

Includes (13,918), 1,172 and (11,710) corresponding to hydrocarbon wells abandonment costs and 12,492, 4,664 and 5,521 of depreciation recovery for the years ended December 31, 2020, 2019 and 2018, respectively.

(5)	Includes 1,470 and 1,092 of cost and accumulated depreciation, respectively, corresponding to additions for the acquisition of a participation in several areas.
(6)	Includes 2,327 corresponding to business combination. See Note 3.
(7)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(8)	Includes 31,800 and 28,673 of cost and accumulated depreciation, respectively, corresponding to the reclassification of certain areas that were reclassified as assets held for disposal.
(9)

Includes 599 and 2,109 corresponding to short-term leases as of December 31, 2020 and 2019, respectively; includes 1,669 and 1,228 corresponding to the variable charge of leases related to the underlying asset performance/use as of December 31, 2020 and 2019, respectively. Additionally, it includes 3,789 and 2,021 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2020 and 2019 (see Note 9); and 967 and 311 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2020 and 2019, respectively (see Note 19).

(10)	Includes 2,027 and 204 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 3.
(11)	Includes 2,715 and 2,221 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets held for disposal.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

8.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial borrowing cost as a part of the cost of the assets. For the fiscal year ended December 31, 2020, 2019 and 2018, the rate of capitalization has been 9.70%, 10.33% and 10.50%, respectively, and the amount capitalized amounted to 867, 949 and 660, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Amount at beginning of year	6,610	3,955	1,652
Increase charged to profit or loss	1,977	410	629
Decreases charged to profit or loss	(1)	(22)	—
Amounts incurred due to utilization	(6)	(48)	(60)
Translation differences	2,687	2,315	1,666
Transfers and other movements	—	—	68

Amount at end of year	11,267	6,610	3,955

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2020, 2019 and 2018:

	2020	2019	2018
Amount at beginning of year	81,329	37,061	26,535
Increases charged to profit or loss (1)	57,920	41,429	36,937
Decreases charged to profit or loss (1)	(66,170)	—	(39,837)
Applications to utilization	(1,250)	—	—
Depreciation (2)	(42,861)	(17,435)	(10,208)
Translation differences	36,386	20,274	23,634

Amount at end of year	65,354	81,329	37,061

(1)	See Note 2.c.
(2)	Included in “Depreciation of property, plant and equipment” in Note 25.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2020, 2019 and 2018:

	2020	2019	2018
Amount at beginning of year	8,456	4,067	1,236
Additions pending the determination of proved reserves	86	5,229	2,179
Decreases charged to exploration expenses	(1,174)	(1,036)	(382)
Reclassifications to mineral property, wells and related equipment with proved reserves	(6,760)	(2,716)	(703)
Translation difference	1,928	2,912	1,737

Amount at end of year	2,536	8,456	4,067

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2020.

	Amount	Number of projects	Number of wells
Between 1 and 5 years	2,536	2	2

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

9.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets as of December 31, 2020 and 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Balances for initial application of IFRS 16	450	6,732	8,612		3,356	3,909	23,059

Cost
Increases	266	13,129	19,429		163	6,792	39,779
Translation differences	310	4,587	6,189		1,687	2,545	15,318
Adjustment for inflation (2)	—	—	—		275	—	275
Decreases and reclassifications	—	(1,162)	(1,264)		(58)	(64)	(2,548)

Accumulated depreciation
Increases	208	6,051	3,174		667	2,430	12,530 (1)
Translation differences	45	1,138	850		117	619	2,769
Decreases and reclassifications	—	(507)	(283)		(7)	(10)	(807)

Cost	1,026	23,286	32,966		5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741		777	3,039	14,492

Balances as of December 31, 2019	773	16,604	29,225		4,646	10,143	61,391

Cost
Increases	11	4,116	4,781		97	2,416	11,421
Translation differences	396	9,187	11,275		1,863	5,374	28,095
Adjustment for inflation (2)	7	—	—		321	—	328
Decreases and reclassifications	(90)	(9,212)	(23,984	)(3)	—	(1,771)	(35,057)

Accumulated depreciation
Increases	325	7,315	6,336		973	6,713	21,662 (1)
Translation differences	155	3,675	2,497		380	2,525	9,232
Adjustment for inflation (2)	5	—	—		68	—	73
Decreases and reclassifications	(10)	(5,260)	(2,833	)(3)	—	(767)	(8,870)

Cost	1,350	27,377	25,038		7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741		2,198	11,510	36,589

Balances as of December 31, 2020	622	14,965	15,297		5,506	7,691	44,081

(1)

Includes 17,873 and 10,509 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income for the years ended December 31, 2020 and 2019, respectively, (see Note 25), and includes 3,789 and 2,021 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)	Includes the adjustment for inflation of subsidiaries with the Peso as functional currency for first application of IFRS 16, which was charged to other comprehensive income.
(3)	Includes (21,103) and (2,110) of cost and acumulated depreciation, respectively, for a decrease in liquefaction barge with Exmar. See Note 33.f.

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2020, 2019 and 2018:

	2020	2019	2018
Amount of investments in associates	9,938	6,419	2,374
Amount of investments in joint ventures	97,186	61,183	30,324
Provision for impairment of investments in associates and joint ventures	(12)	(12)	(12)

	107,112	67,590	32,686

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the years ended December 31, 2020, 2019 and 2018, which affected the value of the aforementioned investments, correspond to:

	2020	2019	2018
Amount at the beginning of year	67,590	32,686	6,045
Acquisitions and contributions	—	4,826	280
Income on investments in associates and joint ventures	13,270	7,968	4,839
Translation differences	26,458	20,673	3,180
Distributed dividends	(2,717)	(811)	(583)
Interest maintained in YPF EE	—	—	17,285	(1)
Adjustment for inflation (2)	2,511	1,510	1,640
Capitalization in joint ventures	—	738	—

Amount at the end of year	107,112	67,590	32,686

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 3.
(2)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2020, 2019 and 2018. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2020	2019	2018	2020	2019	2018
Net income	1,618	2,032	1,025	11,652	5,936	3,814
Other comprehensive income	2,844	1,764	406	26,125	20,419	4,414

Comprehensive income for the year	4,462	3,796	1,431	37,777	26,355	8,228

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of December 31, 2020, 2019 and 2018, as well as the net profit as of such dates are detailed below:

	2020 (1)	2019 (1)	2018 (1)
Noncurrent assets	148,384	96,219	35,682
Current assets	30,659	26,622	12,596

Total assets	179,043	122,841	48,278

Noncurrent liabilities	70,190	57,799	13,348
Current liabilities	38,059	19,503	9,776

Total liabilities	108,249	77,302	23,124

Total shareholders’ equity	70,794	45,539	25,154

	2020 (1)	2019 (1)	2018 (1)
Revenues	21,416	16,114	4,181
Costs	(10,013)	(7,706)	(1,655)

Gross profit	11,403	8,408	2,526

Operating profit	11,366	7,796	4,686
Income from equity interests in associates and joint ventures	356	778	673
Net financial results	(2,015)	(1,989)	280

Net profit before income tax	9,707	6,585	5,639

Income tax	(3,797)	(2,359)	(1,150)

Net profit	5,910	4,226	4,489

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last available financial statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock
Subsidiaries: (7)
YPF International S.A. (6)	Common	Bs.	100	66,897	Investment	La Plata 19 Street, Santa Cruz de la Sierra, Bolivia	12-31-20	15	—	109	100.00%

YPF Holdings Inc. (6)	Common	US$	0.01	810,513	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, United States	12-31-20	68,124	(8)	(18,070)	100.00%

Operadora de Estaciones de Servicios S.A.	Common	$	1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	164	(831)	5,036	99.99%

A-Evangelista S.A.	Common	$	1	11,714,952,101	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	307	(2,596)	8,188	100.00%

Metrogas S.A.	Common	$	1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina	12-31-20	569	(5,401)	14,398	70.00%

YPF Chile S.A. (6)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago, Chile	12-31-20	3,838	(137)	2,568	100.00%

YPF Tecnología S.A.	Common	$	1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	459	16	3,714	51.00%

Compañía de Inversiones Mineras S.A.	Common	$	1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	236	(90)	12	100.00%

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	12-31-2020														12-31-2019
						Information of the issuer
	Description of the Securities								Last available financial statements
Name and Issuer	Class	Face Value		Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures: (5)

YPF Energía Eléctrica S.A. (6)	Common		$1	1,879,916,921	53,609	1,085	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	3,747	5,911	70,795	75.00%		35,382

Compañía Mega S.A. (6)	Common		$1	244,246,140	7,733	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, 10th floor, Buenos Aires, Argentina	09-30-20	643	1,148	17,694	38.00%		5,211

Profertil S.A. (6)	Common		$1	391,291,320	16,951	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, 3rd floor, Buenos Aires, Argentina	09-30-20	783	3,870	34,055	50.00%		10,778

Refinería del Norte S.A.	Common		$1	45,803,655	2,220	—	Refining	Maipú 1, 2nd floor, Buenos Aires, Argentina	09-30-20	92	(652))	4,432	50.00%		1,881

Oleoducto Loma Campana-Lago Pellegrini S.A. (6)	Common		$1	738,139,164	1,143	738	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	868	(226))	1,006	85.00%		762

CT Barragán S.A. (6)	Common		$1	4,279,033,952	14,981	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	12-31-20	8,558	9,528	29,998	50.00%		6,799

					96,637	6,171									60,813

Associates:

Oleoductos del Valle S.A. (6)	Common		$10	4,072,749	2,998	—	Oil transportation by pipeline	Florida 1, 10th floor, Buenos Aires, Argentina	09-30-20	110	1,684	10,442	37.00%		1,778

Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	1,295	—	Oil storage and shipment	Av. Leandro N. Alem 1180, 11th floor, Buenos Aires, Argentina	09-30-20	14	478	3,522	33.15%		711

Oiltanking Ebytem S.A. (6)	Common		$10	351,167	1,145	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-20	12	1,043	3,654	30.00%		871

Central Dock Sud S.A. (6)	Common		$0.01	11,869,095,145	2,079	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, 16th floor, Buenos Aires, Argentina	12-31-20	1,231	1,087	20,286	10.25	%(4)	1,542

YPF Gas S.A.	Common		$1	59,821,434	1,655	—	Gas fractionation, bottling, distribution and transport for industrial and/ or residential use	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	176	1,116	6,316	33.99%		965

Other companies:

Other (3)	—	—	—	—	1,315	648		—	—	—	—	—	—		922

					10,487	648									6,789

					107,124	6,819									67,602

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Cayman) Ltd., Gasoducto del Pacífico (Argentina) S.A., A&C Pipeline Holding Company, Oleoducto Trasandino (Chile) S.A., Oleoducto Trasandino (Argentina) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A. and Sustentator S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and YPF Ventures S.A.U.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

11.	INVENTORIES

	2020		2019		2018
Refined products	59,971		50,563		33,583
Crude oil and natural gas	33,066		24,756		14,571
Products in process	1,966		2,259		1,177
Raw materials, packaging materials and others	5,134		2,901		3,993

	100,137	(1)	80,479	(1)	53,324	(1)

(1)	As of December 31, 2020, 2019 and 2018, the cost of inventories does not exceed their net realizable value.

12.	OTHER RECEIVABLES

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade	548	2,330	455	2,706	150	2,210
Tax credit, export rebates and production incentives	9,283	10,060	6,896	6,076	3,534	3,315
Loans to third parties and balances with related parties(1)	814	997	2,435	3,288	3,565	4,920
Collateral deposits	2,062	2,152	2	640	1	575
Prepaid expenses	740	3,503	603	2,370	240	2,207
Advances and loans to employees	17	263	29	596	25	572
Advances to suppliers and custom agents (2)	—	8,525	—	10,896	1	4,212
Receivables with partners in JO	2,334	4,143	2,248	7,932	2,644	2,379
Insurance receivables	—	1,133	—	498	—	758
Miscellaneous	177	1,339	45	1,255	32	770

	15,975	34,445	12,713	36,257	10,192	21,918
Provision for other doubtful receivables	(1,318)	(76)	(924)	(65)	(575)	(51)

	14,657	34,369	11,789	36,192	9,617	21,867

(1)	See Note 35 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13.	TRADE RECEIVABLES

	2020		2019		2018
	Non current	Current	Non current	Current	Non current	Current
Accounts receivable and related parties (1) (2)	17,392	118,665	15,325	124,657	23,508	75,422
Provision for doubtful trade receivables	(8,861)	(10,519)	—	(6,580)	—	(2,776)

	8,531	108,146	15,325	118,077	23,508	72,646

(1)	See Note 35 for information about related parties.
(2)	See Note 23 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Non current	Current	Non current	Current	Non current	Current
Balance at beginning of year	—	6,580	—	2,776	—	1,323
Modification of balance at beginning of the fiscal year (1)	—	—	—	—	—	425

Balance at beginning of the fiscal year	—	6,580	—	2,776	—	1,748

Increases charged to expenses (3)	2,228	10,818	—	3,891	—	444
Decreases charged to income	—	(729)	—	(707)	—	(91)
Amounts incurred due to utilization	—	—	—	(112)	—	—
Translation differences	—	715	—	847	—	607
Result from net monetary position (2)	—	(232)	—	(103)	—	92
Reclassifications	6,633	(6,633)	—	(12)	—	(24)

Balance at the end of year	8,861	10,519	—	6,580	—	2,776

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.18.
(2)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(3)	As of December 31, 2020, it includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018. See Note 34.f.

14.	CASH AND CASH EQUIVALENTS

	2020	2019	2018
Cash and banks	14,843	6,983	6,678
Short-term investments (1)	5,189	52,079	31,558
Financial assets at fair value through profit or loss (2)	34,586	7,038	7,792

	54,618	66,100	46,028

(1)	Includes term deposits and other invetsments with the BNA for 2,000, 10,043 and 5,084 as of December 31, 2020, 2019 and 2018, respectively.
(2)	See Note 6.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15.	PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2020, 2019 and 2018 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Noncurrent		Current	Noncurrent	Current	Noncurrent		Current		Noncurrent	Current
Amount as of December 31, 2017	11,667		688	1,196	1,018	41,871		736		54,734	2,442

Increases charged to expenses	3,320		357	3,021	—	3,785		—		10,126	357
Decreases charged to income	(371)		(266)	—	—	(14,250)		—		(14,621)	(266)
Amounts incurred due to payments/utilization	(76)		(129)	—	(933)	—		(1,514)		(76)	(2,576)
Net exchange and translation differences	6,826		471	495	80	43,674		758		50,995	1,309
Increases due to business combination (2)	—		—	465	—	—		—		465	—
Result from net monetary position (3)	(204)		66	—	—	—		—		(204)	66
Reclassifications and other movements	73		(64)	(1,457)	1,457	(16,647	)(1)	1,804	(1)	(18,031)	3,197

Amount as of December 31, 2018	21,235		1,123	3,720	1,622	58,433		1,784		83,388	4,529

Increases charged to expenses	18,460	(4)	9	1,695	—	7,409		—		27,564	9
Decreases charged to income	(2,358)		(744)	(63)	—	(2,950)		—		(5,371)	(744)
Amounts incurred due to payments/utilization	(73)		(194)	—	(1,821)	—		(2,774)		(73)	(4,789)
Net exchange and translation differences	7,405		443	479	106	35,219		1,079		43,103	1,628
Result from net monetary position (3)	(92)		—	—	—	—		—		(92)	—
Reclassifications and other movements	(744)		648	(2,003)	2,003	(1,004	)(1)	2,176	(1)	(3,751)	4,827

Amount as of December 31, 2019	43,833		1,285	3,828	1,910	97,107		2,265		144,768	5,460

Increases charged to expenses	8,917		219	3,428	—	11,117		—		23,462	219
Decreases charged to income	(6,331	)(5)	(1,039)	(224)	—	(5,249)		—		(11,804)	(1,039)
Amounts incurred due to payments/utilization	(43)		(132)	—	(1,330)	—		(1,298)		(43)	(2,760)
Net exchange and translation differences	9,475		498	525	12	41,185		960		51,185	1,470
Result from net monetary position (3)	(35)		—	—	—	—		—		(35)	—
Reclassifications and other movements	(5,447	)(6)	1,103	(2,026)	2,026	(13,572	)(1)	(346	)(1)	(21,045)	2,783

Amount as of December 31, 2020	50,369		1,934	5,531	2,618	130,588		1,581		186,488	6,133

(1)

Includes (13,918), 1,172 and (11,710) corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2020, 2019 and 2018, respectively; and (3,133) corresponding to liabilities reclassified as Liabilities associated to assets held for disposal as of December 31, 2018.

(2)	See Note 3.
(3)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(4)

Includes 10,572 corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the regime of extended moratorium. See Note 16.

(5)

Includes 3,645 corresponding to the recovery of liabilities with the regime of extended moratorium for periods 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.

(6)

Includes 2,953 reclassified as Income tax liability with the regime of extended moratorium for 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

Pursuant to SE Resolution No. 265/2004, the Argentine Government created a program of useful cutbacks of natural gas exports and their associated transportation services. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by SE Resolution No. 659/2004. Additionally, Resolution No. 752/2005 provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injection mechanism created by this resolution. Through the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, which is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the SE Resolutions No. 659/2004 and 752/2005 have been adapted by SE Resolution No. 599/2007, which modifies the conditions for the imposition of the requirements, depending on whether the producers have signed the proposed agreement, ratified by such resolution, between the SE and the producers.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15.	PROVISIONS (Cont.)

ENARGAS Resolution No. 1,410/2010 also approved the “Procedure for Applications, Confirmations and Gas Control” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations on natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the BO published SE Resolution No. 172/2012, which temporarily extends the rules and criteria established by SE Resolution No. 599/2007, until new legislation replaces the resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the SE.

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

Costs from contractual penalties arising from the failure to deliver natural gas until December 31, 2020, have been charged to provision to the extent that such costs are probable and can be reasonably estimated.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

As a result of the legal and commercial complexities of the dispute between YPF, AESU and SULGAS, as well as the existence of litigation rights in different jurisdictions around the world (including Argentina, Uruguay and United States), on December 30, 2016, these companies executed an agreement under which YPF undertook to pay a total of US$ 60 million for which, without admitting facts or rights, they waived all claims that as of the date they had or could reciprocally have, with the exception, in the case of YPF, of the nullity remedies filed against the arbitral awards that remain in effect. The payment was made on January 10, 2017.

Moreover, on December 4, 2017, YPF entered into a settlement agreement with TGM terminating all existing claims between the parties, under which YPF agreed to pay TGM the sum of US$ 114 million in compensation as total and final payment of all the arbitration and legal actions of TGM (US$ 107 million in an initial payment on January 2, 2018 and the balance of US$ 7 million in 7 annual installments of US$ 1 million each, the first one maturing on February 1, 2018 and the rest on the same date of the following years). In addition, YPF committed to pay TGM the sum of US$ 13 million (in 7 annual installments of US$ 1.86 million each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027. This settlement agreement implied the withdrawal of the proceedings brought by YPF to obtain the declaration of the annulment of the Final Award of Damages and of the resources filed by TGM to obtain the revocation of the ruling of Division IV of the Federal Contentious Administrative Court of Appeals, which ordered the annulment of the Responsibility Award. The initial payment for US$ 107 million and the installments amounting to US$ 1 million and US$ 1.86 million were made timely on February 1, 2018, February 1, 2019, February 3, 2020, and February 22, 2021, respectively.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15.	PROVISIONS (Cont.)

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

On October 16, 2020, YPF was notified of the judgment rendered by the lower court, which resolved:

•	to declare abstract the claim to fulfill the firm gas transportation agreement (the “Agreement”), filed by TGN;

•

to partially grant the claim filed in the case for fulfillment of the Agreement, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees;

•	to admit the claim for damages and order YPF to pay the amount of US$ 231 million plus interest and court fees.

On October 22, 2020, YPF filed an appeal against the lower court’s decision regarding the claim filed for fulfillment of the Agreement and the claim for damages. On October 27, 2020, the appeal was granted.

TGN filed an appeal and only filed an Appellate Brief against the lower court judgments rendered in the case for contractual default. The appeals are being heard and their result is uncertain.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

As of the date of these consolidated financial statements, the main case became statutorily barred and, therefore, it was derecognized. The statute of limitations applied given the period of time passed since judgment was entered by the CSJN. Upon judgment of the CSJN, the statute of limitations ran again, but NAFISA failed to perform any act that may toll the said statute of limitations.

15.a.3) Claims within the jurisdiction of the CNDC

The Users and Consumers Association claimed (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. In the response to the claim, YPF requested for the first period claimed, the application of the statute of limitations since at the date of the extension of the claim, the 2-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 and 1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created by Law No. 26,020.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15.	PROVISIONS (Cont.)

It should be noted that the ruling confirmed by the Court of Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the National SE for the funds to be allocated to a trust fund created by Law No. 26,020, for purposes of the expansion of the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan, which must begin within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which has been sustained and the court file has been submitted to the CSJN. As of the date of these consolidated financial statements, the case was submitted to the Consumption Secretariat of the CSJN, where it has been under analysis by the members since November 1, 2020.

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

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible, or “OPDS”), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/2010 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified because of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of Law No. 24,145 of the Privatization of YPF. In this context, YPF, with the agreement of OPDS, has carried out several studies and characterizations through specialized consultants whose progress has been notified to the provincial body. The agreement entered into between YPF and the aforementioned environmental agency of the Government of the Province of Buenos Aires was extended for a period of 24 months by Resolution No. 380/2019 issued by said entity.

In addition to the above, there are other similar claims made by neighbors of the same locale, alleging environmental and other associated damages.

•	Quilmes

The plaintiffs who allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment as compensation for alleged personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an unlawful act that caused the rupture of the polyduct, when YPF was a state-owned company. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending of resolution.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15.	PROVISIONS (Cont.)

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

15.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Company has recorded the cost of abandoning hydrocarbon wells in accordance with the criteria detailed in Note 2.b.6 and, in the absence of a specific treatment of that subject in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon well abandonment costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been done.

The AFIP understands that the deduction of costs due to the abandonment of hydrocarbon wells should be deferred until the taxpayer has the opportunity to proceed with plugging the well, once the wells have been exhausted, considering the abandonment of the well to be the event generating the accruing costs of plugging up the wells.

On the other hand, the Company, as well as other companies in the oil industry, understand that the event that generates the well-plugging costs in connection with the abandonment of hydrocarbon wells is the act of drilling, as the drilling constitutes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In June 2016, the SRH of MINEM, the competent body to clarify the origin of the legal obligation in the matter, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that the substantial event generating the charge for the abandonment of hydrocarbon wells is the drilling.

This response of the Chamber has been reported to the AFIP by both the SRH and by YPF but, with respect to different questions the AFIP disregarded this position.

On December 29, 2016, the Company was notified of 2 resolutions, adjusting the income tax for the fiscal periods 2005 to 2009. On February 20, 2017, YPF filed the corresponding appeal to the TFN for such unilateral determinations.

On June 15, 2018, the Company was notified of the final decision, whereby the income tax for fiscal year 2010 was adjusted. On July 10, 2018 the Company filed the corresponding appeal to the TFN.

On November 7, 2018, the Company was notified of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense on December 21, 2018.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15.	PROVISIONS (Cont.)

On May 6, 2019, AFIP’s General Resolution No. 4,477/2019, was published in the BO, establishing a payment facility plan in relation to the tax liabilities being heard at the TFN, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions.

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and on June 19, 2019, adhered to the Plan established by General Resolution AFIP No. 4,477/2019, thus finally settling the dispute corresponding to periods 2005 to 2010 which was being heard at the TFN.

On February 3, 2020, the Company was given notice by AFIP regarding fiscal year 2017. On March 17, 2020, a discharge was presented.

On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established by Law No. 27,541, which was regulated by General Resolution AFIP No. 4,816 / 2020.

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan of Law No. 27,562, for the income tax and for the compensations made in a timely manner with the balances in favor generated by said tax, and on November 30, 2020, it adhered to the aforementioned plan for fiscal years 2011 to 2013 for 2,953, thus ending the controversy corresponding to those periods. Likewise, it proceeded to refinance the debt for fiscal years 2005 to 2010, duly regularized under the plan of General Resolution AFIP No. 4,477/2019.

Due to the restrictions established in point 6.6.1 of article 13 of Law No. 27,541 Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework and its modifications, in the event that the Company decides to distribute dividends prior to the August 26, 2022, the Company must first proceed to pay the remaining tax debt.

As of the date of these consolidated financial statements, the dispute for fiscal years 2014 to 2017 for an amount of 4,882, currently in an administrative stage before the AFIP, has not been settled yet.

Regarding fiscal years following and including 2018, it should be noted that since the enactment of the Tax Reform in December 2017, the deduction of the costs of abandonment of hydrocarbon wells at the time of the drilling phase was admitted when considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

16.	INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2020, 2019 and 2018:

	2020	2019		2018
Current income tax	(1,247)	(1,938)		(943)
Deferred income tax	(19,752)	(3,588	)(1)	(50,595)

Subtotal	(20,999)	(5,526)		(51,538)

Income tax – Well abandonment	6,410 (4)	(16,239	)(2)	—
Special tax – Tax revaluation, Law No. 27,430	—	(4,604	)(3)	—

	(14,589)	(26,369)		(51,538)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the dispute relating to cost deduction for hydrocarbon wells abandonment. See Note 15.
(2)

Includes (10,610) corresponding to interest related to the dispute relating to cost deduction for hydrocarbon wells abandonment determined on the date the Company decided to adhere to the payment facility plan. See Note 15.

(3)	Includes (4,562) corresponding to YPF (See Note 34.j.) and (42) corresponding to YTEC.
(4)	Corresponds mainly to income of condoned interests as a result of the implementation of the regime of extended moratorium relating to the tax deduction of well abandonment costs. See Note 15.

The reconciliation between the charge to net income for income tax for the years ended December 31, 2020, 2019 and 2018 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2020	2019	2018
Net income before income tax	(56,428)	(7,010)	90,144
Statutory tax rate	30%	30%	30%

Statutory tax rate applied to net income before income tax	16,928	2,103	(27,043)
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	(62,218)	(20,189)	(100,760)
Exchange differences	24,242 (1)	22,553 (1)	67,767
Effect of the valuation of inventories	(11,102)	(11,553)	(8,666)
Income on investments in associates and joint ventures	3,981	2,390	1,452
Effect of tax rate change (2)	4,286	1,956	12,795
Dispute associated to cost deduction for hydrocarbon wells abandonment	—	(5,175)	—
Interest related to the payment facility plan for the dispute associated to cost deduction for hydrocarbon wells abandonment	(657)	1,333	—
Result of companies’ revaluation		—	3,594
Miscellaneous	3,541	1,056	(677)

Income tax	(20,999)	(5,526)	(51,538)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remedation of deferred income tax at the current rate. See Notes 2.b.15 and 34.j.

The Group has classified 740 as current income tax payable, which mainly include 513 corresponding to the 12 installments related to the payment facility plan (see Note 15). Also, the Group has classified 3,571 as non-current income tax payable, which mainly include 3,551 corresponding to the 83 installments related to mentioned plan.

Breakdown of deferred tax as of December 31, 2020, 2019 and 2018 is as follows:

	2020		2019		2018
Deferred tax assets
Provisions and other non-deductible liabilities	14,701		5,344		2,920
Tax losses carryforward and other tax credits	82,601		52,443		21,575
Miscellaneous	1,629		937		270

Total deferred tax assets	98,931		58,724		24,765

Deferred tax liabilities
Property, plant and equipment	(144,900)		(110,704)		(113,821)
Adjustment for tax inflation	(67,107)		(38,177)		—
Miscellaneous	(3,904)		(5,491)		(1,768)

Total deferred tax liabilities	(215,911)		(154,372)		(115,589)

Total Net deferred tax	(116,980	)(2)	(95,648	)(2)	(90,824	)(1)(2)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.18.

(2)

Includes (1,957), (1,523) and (3,432) as of December 31, 2020, 2019 and 2018, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

16.	INCOME TAX (Cont.)

As of December 31, 2020, the Group has a deferred income tax asset for accumulated carryforwards of 82,601. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and future projections for the years in which the deferred income tax assets are deductible, Management of the Company believes that as of December 31, 2020 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2020, Group’s tax loss carryforwards at the expected recovery rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2016	2021	Argentina	466
2017	2022	Argentina	499
2018	2023	Argentina	24,190
2019	2024	Argentina	21,948
2020	2025	Argentina	35,498

			82,601

The credit for the Group’s tax loss carryforwards not recognized as of December 31, 2020 amounted to 956 with maturity between the years 2021 and 2025. As of December 31, 2019, and December 31, 2018, there are no significant deferred tax assets which are not recognized.

As of December 31, 2020, 2019 and 2018, the Group has classified as deferred tax assets for 2,629, 1,583 and 301, respectively, and as deferred tax liability 124,026, 97,231, and 91,125, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31, 2020, 2019 and 2018, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal year since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. Considering CPI projections exceeded the parameters mentioned above for December 31, 2020 and 2019, the Group has applied the inflation adjustment procedure for taxation purposes.

17.	TAXES PAYABLE

	2020		2019		2018
	Non current	Current	Non current	Current	Non current	Current
VAT	—	3,523	—	3,532	—	2,274
Withholdings and perceptions	—	1,838	—	2,070	—	1,631
Royalties	—	3,886	—	1,268	—	1,464
Tax on Fuels	—	3,142	—	635	—	1,290
IIBB	—	227	—	512	—	547
Miscellaneous	215	3,148	1,428	3,420	2,175	2,821

	215	15,764	1,428	11,437	2,175	10,027

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

18.	SALARIES AND SOCIAL SECURITY

	2020				2019		2018
	Non current		Current		Non current	Current	Non current	Current
Salaries and social security	—		3,318		—	2,976	—	1,950
Bonuses and incentives provision	—		4,403		—	3,468	—	1,921
Vacation provision	—		4,812		—	3,610	—	2,215
Other employee benefits	3,860	(1)	2,401	(1)	—	150	—	68

	3,860		14,934		—	10,204	—	6,154

(1)	Includes 6,102 corresponding to the voluntary retirement plan executed by the Company between August and December 2020.

19.	LEASE LIABILITIES

	2020		2019
	Noncurrent	Current	Noncurrent	Current
Lease liabilities	24,172	22,098	40,391	21,389

These liabilities are discounted at the following rates:

Lease term	2020	Effective average monthly rate used	2019	Effective average monthly rate used
0 to 1 year	5,370	0.93%	3,778	0.56%
1 to 2 years	10,544	0.76%	7,634	0.73%
2 to 3 years	6,602	0.79%	11,813	0.72%
3 to 4 years	9,610	0.87%	5,404	0.70%
4 to 5 years	2,674	0.92%	10,732	0.70%
5 to 9 years	7,917	0.92%	2,498	0.78%
More than 9 years	3,553	0.82%	19,921	0.98%

	46,270		61,780

Financial expenses accrued as of year ended December 31, 2020 and 2019, resulting from lease contracts, amount to 5,706 and 2,885, respectively. From this accreation, 4,739 and 2,574 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income and 967 and 311 were capitalized in “Property, Plant and Equipment”, for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, maturities of liabilities related to lease contracts are exposed on Note 4.

The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2020 and 2019 is as follows:

	2020		2019
Balance at the beginning of the year	61,780		23,059 (2)
Leases increase	11,421		39,779
Financial accretion	5,706		2,885
Leases decrease	(28,914	)(3)	(1,741)
Payments	(23,290)		(15,208)
Exchange and translation differences, net	19,548		12,999
Result from net monetary position (1)	19		7

Balance at the end of year	46,270		61,780

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Corresponds to the balance related to initial application of IRFS 16.
(3)	See Note 33.f.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

20.	LOANS

					2020		2019		2018
	Interest rate (1)			Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Pesos
Negotiable obligations (5)	16.50%	-	39.13%	2021-2024	6,435	17,254	8,619	27,481	26,118	6,999
Export pre-financing	32.00%	-	40.50%	2021	—	5,465	—	—	—	—
Loans	33.00%	-	61.00%	2021-2024	5,375	6,818	—	3,687	40	789	(3)
Account overdraft		-		—	—	—	—	2,103	—	—

					11,810	29,537	8,619	33,271	26,158	7,788

Currencies other than the Peso
Negotiable obligations (2) (4)	0.00%	-	10.00%	2021-2047	496,377	62,052	375,560	13,279	219,510	17,417
Export pre-financing (6)	2.75%	-	7.75%	2021-2022	12,608	25,662	10,762	33,100	—	20,724
Imports financing		-		—	—	—	—	17,876	968	13,176
Loans	0.91%	-	8.01%	2021-2027	6,780	33,480	24,710	9,583	23,616	5,721

					515,765	121,194	411,032	73,838	244,094	57,038

					527,575	150,731	419,651	107,109	270,252	64,826

(1)	Nominal annual interest rate as of December 31, 2020.
(2)	Disclosed net of 326 and 410 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2019 and 2018, respectively.
(3)	As of December 31, 2018, it includes 500 of loans granted for BNA, which accrues variable interest at a BADLAR plus a margin of 3.5 points. See Note 35.
(4)

Includes 20,496, 4,643 and 2,634 as of December 31, 2020, 2019 and 2018, respectively, of nominal value of negotiable obligations that will be canceled in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)

Includes 4,602, 15,850 and 15,850 as of December 31, 2020, 2019 and 2018, respectively, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

(6)

Includes 4,791, 4,933 and 5,264, as of December 31, 2020, 2019 and 2018, respectively, of pre-financing of exports granted by BNA, which accrue a 5.85%, 6.89% and 3.93%, respectively, weighted average rate.

The breakdown of the Group’s borrowings as of the fiscal year ended on December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Balance at beginning of the year	526,760	335,078	191,063
Proceed from loans	139,018	97,351	39,673
Payments of loans	(174,913)	(93,456)	(55,734)
Payments of interest	(60,681)	(41,606)	(26,275)
Accrued interest (1)	58,979	44,570	27,998
Net exchange differences and translation	187,455	185,420	160,016
Result from net monetary position (2)	(409)	(597)	(1,663)
Reclassifications and other movements	2,097	—	—

Balance at the end of the year	678,306	526,760	335,078

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

The maximum nominal amount at any time outstanding of the Program of US$ 10,000 million or its equivalent in other currencies.

Additionally, YPF is registered as a Frequent Issuer with the CNV under No.4 since December 2018. In 2019, the Company’s Board of Directors resolved to authorize an issuance amount of up to US$ 2,000 million or its equivalent in other currency under the Frequent Issuer regime. On January 7, 2021, the Company’s Board of Directors resolved to authorize an issuance amount of up to US$ 6,500 million or its equivalent in other currency under the Frequent Issuer regime.

.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

20.	LOANS (Cont.)

Details regarding the NO of the Group are as follows:

									2020		2019		2018
Month	Year	Principal value		Ref.	Class	Interest rate (3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
YPF
—	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	1,245	20	886	15	557	9
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	—	—	—	—	—	—	1,217	1,125	1,330
June	2013		$1,265	(2) (4) (6)	Class XX	—	—	—	—	—	—	643	633	657
July	2013	US$	92	(2) (5) (6)	Class XXII	—	—	—	—	—	—	729	456	461
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	127,938	2,705	91,010	1,925	57,233	1,210
March	2014		$500	(2) (6) (7)	Class XXIX	—	—	—	—	—	—	206	200	162
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	32.11%	2024	500	224	667	279	833	299
September	2014		$750	(2) (4) (6)	Class XXXV	—	—	—	—	—	—	—	—	571
February	2015		$950	(2) (6) (7)	Class XXXVI	—	—	—	—	—	—	1,161	950	187
April	2015		$935	(2) (4) (6)	Class XXXVIII	—	—	—	—	—	—	349	312	390
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	126,075	4,554	89,416	3,230	56,062	2,025
September	2015		$1,900	(2) (6) (7)	Class XLI	—	—	—	—	—	—	719	633	801
September and December	2015/9		$5,196	(2) (4) (6)	Class XLII	—	—	—	—	—	—	5,952	1,697	243
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	32.80%	2023	1,333	794	2,000	183	2,000	196
March and January	2016/20		$5,455	(2) (4) (6)	Class XLVI	B BADLAR plus 6%	37.63%	2021	—	6,116	1,350	251	1,350	234
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	—	35,488	59,790	1,383	37,600	870
April	2016	US$	46	(2) (5) (6)	Class XLVIII	—	—	—	—	—	—	2,785	1,723	29
April	2016		$535	(2) (6)	Class XLIX	—	—	—	—	—	—	593	535	62
July	2016		$11,248	(2) (6) (8)	Class L	—	—	—	—	—	—	12,902	11,248	1,238
September	2016		CHF300	(2) (6)	Class LI	—	—	—	—	—	—	—	—	11,563
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	110	4,602	108	4,602	110
July and December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	84,920	2,588	60,399	1,890	38,024	1,180
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	62,309	176	44,311	126	27,855	70
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	41,828	40	29,748	17	—	—
December	2019		$1,683	(6) (9)	Class II	—	—	—	—	—	—	1,729	—	—
December, April, May and June	2019/20		$3,708	(6) (9)	Class III	—	—	—	—	—	—	1,189	—	—
December	2019	US$	19	(5) (6) (9)	Class IV	—	—	—	—	—	—	1,179	—	—
January	2020		$2,112	(6) (9)	Class V	BADLAR plus 5%	37.98%	2021	—	2,261	—	—	—	—
January and March	2020		$5,006	(6) (9)	Class VI	BADLAR plus 6%	38.98%	2021	—	5,366	—	—	—	—
January	2020	US$	10	(5) (6) (9)	Class VII	Fixed	5.00%	2021	—	840	—	—	—	—
March	2020	US$	9	(6) (9)	Class VIII	Fixed	5.00%	2021	—	755	—	—	—	—
March	2020	US$	4	(6) (9)	Class IX	Fixed	6.00%	2021	—	331	—	—	—	—
May	2020	US$	93	(5) (6) (9)	Class XI	Fixed	0.00%	2021	—	7,836	—	—	—	—
June	2020	US$	78	(5) (6) (9)	Class XII	Fixed	1.50%	2022	6,587	5	—	—	—	—
July	2020	US$	543	(6) (9)	Class XIII	Fixed	8.50%	2025	39,784	6,706	—	—	—	—
December	2020	US$	68	(5) (6) (9)	Class XIV	Fixed	2.00%	2023	5,691	8	—	—	—	—
December	2020		$2,316	(6) (9)	Class XV	BADLAR plus 5%	39.13%	2021	—	2,383	—	—	—	—
Metrogas
December	2018		$513	—	Class II	—	—	—	—	—	—	—	—	519

									502,812	79,306	384,179	40,760	245,628	24,416

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual Interest rate as of December 31, 2020.
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

(8)	The payment currency of this issue is the dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

20.	LOANS (Cont.)

Exchange of NO

On July 2, 2020, YPF offered Class XIII NO denominated in dollars, accruing interest at a fixed rate of 8.5% redeemable, maturing in 2025, for a nominal value of up to US$ 950 million and a payment of US$ 100 in cash for each US$ 1,000 in principal amount, to be issued in exchange for Class XLVII NO issued on March 23, 2016 for a nominal value of US$ 1,000 million, maturing in 2021.

In addition, on July 13, 2020, YPF announced certain changes related to the offering, offering Class XIII NO for a nominal value of up to US$ 925 million and a payment of US$ 125 in cash for each US$ 1,000 in principal amount.

On July 31, 2020, the operation finally expired. The nominal value of the Class XLVII NO submitted to the exchange amounted to US$ 587.3 million, representing an adhesion of 58.73%. As a result of the transaction, YPF issued Class XIII NO for US$ 542.8 million and paid approximately US$ 90 million in cash (including accrued and unpaid interests on Class XLVII NO).

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 2,097 (see Note 27).

21.	OTHER LIABILITIES

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Extension of concessions	710	711	529	593	348	436
Liabilities for contractual claims (1)	2,250	7,250	170	59	175	41
Miscellaneous	1	1,101	4	658	26	245

	2,961	9,062	703	1,310	549	722

(1)	See Notes 15 and 33.f.

22.	ACCOUNTS PAYABLE

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade payable and related parties (1)	682	136,930	1,869	145,942	2,227	81,450
Guarantee deposits	28	766	21	704	19	492
Payables with partners of JO	—	5,080	575	851	1,127	324
Miscellaneous	—	1,607	—	1,098	—	1,959

	710	144,383	2,465	148,595	3,373	84,225

(1)	For more infiormation about related parties, see Note 35.

23.	REVENUES

	2020	2019	2018
Sales of goods and services	682,928	686,644	435,558
Government incentives (1)	9,586	13,266	14,469
Turnover tax	(23,328)	(21,315)	(14,207)

	669,186	678,595	435,820

(1)	See Note 35.

The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers, except for Argentine Government incentives.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

23.	REVENUES (Cont.)

•	Breakdown of revenues

•	Type of good or service

	2020
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	237,732	—	—	237,732
Gasolines	—	127,139	—	—	127,139
Natural Gas (1)	—	823	105,285	—	106,108
Crude Oil	—	14,524	—	—	14,524
Jet fuel	—	15,429	—	—	15,429
Lubricants and by-products	—	22,139	—	—	22,139
Liquefied Petroleum Gas	—	13,089	—	—	13,089
Fuel oil	—	13,653	—	—	13,653
Petrochemicals	—	20,186	—	—	20,186
Fertilizers and crop protection products	—	23,042	—	—	23,042
Flours, oils and grains	—	31,315	—	—	31,315
Asphalts	—	3,288	—	—	3,288
Goods for resale at gas stations	—	3,825	—	—	3,825
Income from services	—	—	—	3,574	3,574
Income from construction contracts	—	—	—	8,428	8,428
Virgin naphtha	—	6,393	—	—	6,393
Petroleum coke	—	5,619	—	—	5,619
Liquefied natural gas regasification	—	—	5,025	—	5,025
Other goods and services	2,472	7,977	8,866	3,105	22,420

	2,472	546,173	119,176	15,107	682,928

	2019
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	222,472	—	—	222,472
Gasolines	—	141,511	—	—	141,511
Natural Gas (1)	—	1,521	112,501	—	114,022
Crude Oil	—	14,703	—	—	14,703
Jet fuel	—	44,075	—	—	44,075
Lubricants and by-products	—	14,525	—	—	14,525
Liquefied Petroleum Gas	—	14,643	—	—	14,643
Fuel oil	—	7,040	—	—	7,040
Petrochemicals	—	21,742	—	—	21,742
Fertilizers and crop protection products	—	9,541	—	—	9,541
Flours, oils and grains	—	19,612	—	—	19,612
Asphalts	—	4,429	—	—	4,429
Goods for resale at gas stations	—	4,819	—	—	4,819
Income from services	—	—	—	3,555	3,555
Income from construction contracts	—	—	—	13,695	13,695
Virgin naphtha	—	5,625	—	—	5,625
Petroleum coke	—	6,013	—	—	6,013
Liquefied natural gas regasification	—	—	2,731	—	2,731
Other goods and services	2,087	5,520	10,621	3,663	21,891

	2,087	537,791	125,853	20,913	686,644

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

23.	REVENUES (Cont.)

	2018
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	132,073	—	—	132,073
Gasolines	—	97,093	—	—	97,093
Natural Gas (1)	—	1,000	79,433	—	80,433
Crude Oil	—	3,477	—	—	3,477
Jet fuel	—	25,999	—	—	25,999
Lubricants and by-products	—	8,928	—	—	8,928
Liquefied Petroleum Gas	—	12,542	—	—	12,542
Fuel oil	—	3,354	—	—	3,354
Petrochemicals	—	16,239	—	—	16,239
Fertilizers and crop protection products	—	5,001	—	—	5,001
Flours, oils and grains	—	7,917	—	—	7,917
Asphalts	—	4,129	—	—	4,129
Goods for resale at gas stations	—	3,381	—	—	3,381
Income from services	—	—	—	1,344	1,344
Income from construction contracts	—	—	—	5,551	5,551
Virgin naphtha	—	3,999	—	—	3,999
Petroleum coke	—	6,139	—	—	6,139
Liquefied natural gas regasification	—	—	3,359	—	3,359
Other goods and services	3,181	5,298	4,091	2,030	14,600

	3,181	336,569	86,883	8,925	435,558

(1)	Includes 70,256, 71,491 and 55,882 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2020, 2019 and 2018, respectively.

•	Sales Channels

	2020
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	241,547	—	—	241,547
Power Plants	—	14,600	13,411	—	28,011
Distribution Companies	—	—	28,895	—	28,895
Retail distribution of natural gas	—	—	33,995	—	33,995
Industries, transport and aviation	—	87,757	28,984	—	116,741
Agriculture	—	92,677	—	—	92,677
Petrochemical industry	—	23,215	—	—	23,215
Trading	—	40,359	—	—	40,359
Oil Companies	—	26,032	—	—	26,032
Commercialization of liquefied petroleum gas	—	6,544	—	—	6,544
Other sales channels	2,472	13,442	13,891	15,107	44,912

	2,472	546,173	119,176	15,107	682,928

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

23.	REVENUES (Cont.)

	2019
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	257,648	—	—	257,648
Power Plants	—	709	15,705	—	16,414
Distribution Companies	—	—	19,506	—	19,506
Retail distribution of natural gas	—	—	49,699	—	49,699
Industries, transport and aviation	—	116,742	27,591	—	144,333
Agriculture	—	64,344	—	—	64,344
Petrochemical industry	—	24,475	—	—	24,475
Trading	—	39,341	—	—	39,341
Oil Companies	—	20,066	—	—	20,066
Commercialization of liquefied petroleum gas	—	6,087	—	—	6,087
Other sales channels	2,087	8,379	13,352	20,913	44,731

	2,087	537,791	125,853	20,913	686,644

	2018
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	168,665	—	—	168,665
Power Plants	—	260	20,083	—	20,343
Distribution Companies	—	—	14,180	—	14,180
Retail distribution of natural gas	—	—	25,420	—	25,420
Industries, transport and aviation	—	71,746	19,750	—	91,496
Agriculture	—	35,868	—	—	35,868
Petrochemical industry	—	19,590	—	—	19,590
Trading	—	18,342	—	—	18,342
Oil Companies	—	12,760	—	—	12,760
Commercialization of liquefied petroleum gas	—	4,961	—	—	4,961
Other sales channels	3,181	4,377	7,450	8,925	23,933

	3,181	336,569	86,883	8,925	435,558

•	Target Market

Sales contracts in the domestic market resulted in 599,394, 597,702 and 390,630 for the years ended December 31, 2020, 2019 and 2018, respectively.

Sales contracts in the international market resulted in 83,534, 88,942 and 44,928 for the years ended December 31, 2020, 2019 and 2018, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	15,505	98,832	6,785	100,706	7,804	59,419
Contract assets	—	871	—	203	—	420
Contract liabilities	—	6,824	294	7,404	1,828	4,996

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, diesel and natural gas, among others.

During the years ended on December 31, 2020, 2019 and 2018, the Group has recognized 6,485, 4,721 and 1,564, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the year.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

24.	COSTS

	2020	2019	2018
Inventories at beginning of year	80,479	53,324	27,149
Purchases	170,616	190,601	124,279
Production costs (1)	442,264	378,281	234,340
Translation effect	32,427	33,385	26,514
Inventories incorporated by business combination (2)	—	—	445
Adjustment for inflation (3)	563	496	167
Inventories at end of the year	(100,137)	(80,479)	(53,324)

	626,212	575,608	359,570

(1)	See Note 25.
(2)	See Note 3.
(3)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

25.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Production costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2020, 2019 and 2018:

	2020
	Production costs (3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	43,315	13,056		7,230		826	64,427	(5)
Fees and compensation for services	2,469	8,667	(2)	1,694		12	12,842
Other personnel expenses	8,789	768		326		36	9,919
Taxes, charges and contributions	7,287	430		14,664	(1)	71	22,452
Royalties, easements and canons	42,709	—		74		80	42,863
Insurance	5,314	403		137		—	5,854
Rental of real estate and equipment	7,332	48		1,892		—	9,272	(4)
Survey expenses	—	—		—		526	526
Depreciation of property, plant and equipment	161,453	4,170		5,829		—	171,452
Amortization of intangible assets	2,821	567		40		—	3,428
Depreciation of right-of-use assets	16,868	16		989		—	17,873
Industrial inputs, consumable materials and supplies	22,838	258		406		27	23,529
Operation services and other service contracts	34,492	588		3,298		544	38,922	(4)
Preservation, repair and maintenance	50,850	1,365		1,501		52	53,768	(4)
Unproductive exploratory drillings	—	—		—		3,586	3,586
Transportation, products and charges	20,966	2		16,997		—	37,965	(4)
Provision for doubtful trade receivables	—	—		12,317		—	12,317
Publicity and advertising expenses	—	2,481		782		—	3,263
Fuel, gas, energy and miscellaneous	14,761	1,671		3,659		86	20,177	(4)

	442,264	34,490		71,835		5,846	554,435

(1)	Includes 9,393 corresponding to export withholdings.
(2)

Includes 193 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 20, 2020, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2019 of 83 and to approve as fees on account of such fees and remunerations for the fiscal year 2020, the sum of 123.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,602.
(4)	Includes 4,164 and 5,332 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(5)	Includes 1,539 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 35.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

25.	EXPENSES BY NATURE (Cont.)

	2019
	Production costs (3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	33,991	8,075		4,226		666	46,958
Fees and compensation for services	2,491	6,389	(2)	1,265		172	10,317
Other personnel expenses	8,941	962		513		66	10,482
Taxes, charges and contributions	7,370	312		10,627	(1)	48	18,357
Royalties, easements and canons	42,135	—		122		283	42,540
Insurance	2,692	181		118		—	2,991
Rental of real estate and equipment	11,079	38		861		—	11,978	(4)
Survey expenses	—	—		—		1,212	1,212
Depreciation of property, plant and equipment	139,345	2,839		3,710		—	145,894
Amortization of intangible assets	2,020	323		31		—	2,374
Depreciation of right-of-use assets	9,835	—		674		—	10,509
Industrial inputs, consumable materials and supplies	22,095	183		201		51	22,530
Operation services and other service contracts	18,512	744		2,249		287	21,792	(4)
Preservation, repair and maintenance	48,762	1,021		1,081		125	50,989	(4)
Unproductive exploratory drillings	—	—		—		3,832	3,832
Transportation, products and charges	23,137	15		16,222		—	39,374	(4)
Provision for doubtful trade receivables	—	—		3,184		—	3,184
Publicity and advertising expenses	—	2,551		1,065		—	3,616
Fuel, gas, energy and miscellaneous	5,876	1,068		3,749		99	10,792	(4)

	378,281	24,701		49,898		6,841	459,721

(1)	Includes 6,541 corresponding to export withholdings.
(2)

Includes 80 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2018 of 65 and to approve as fees on account of such fees and remunerations for the fiscal year 2019, the sum of 87.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,261.
(4)	Includes 7,223 and 3,326 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

	2018
	Production costs (3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	18,908	4,867		2,592		480	26,847
Fees and compensation for services	1,772	3,534	(2)	883		21	6,210
Other personnel expenses	5,313	571		278		50	6,212
Taxes, charges and contributions	3,634	275		5,626	(1)	28	9,563
Royalties, easements and canons	31,677	—		64		72	31,813
Insurance	1,335	130		118		—	1,583
Rental of real estate and equipment	8,983	24		766		28	9,801
Survey expenses	—	—		—		848	848
Depreciation of property, plant and equipment	83,700	1,758		2,111		—	87,569
Amortization of intangible assets	1,497	222		30		—	1,749
Industrial inputs, consumable materials and supplies	11,126	59		172		22	11,379
Operation services and other service contracts	14,973	372		1,302		29	16,676
Preservation, repair and maintenance	31,141	620		886		48	32,695
Unproductive exploratory drillings	—	—		—		3,331	3,331
Transportation, products and charges	12,714	4		9,615		—	22,333
Provision for doubtful trade receivables	—	—		353		—	353
Publicity and advertising expenses	—	951		978		—	1,929
Fuel, gas, energy and miscellaneous	7,567	535		2,153		509	10,764

	234,340	13,922		27,927		5,466	281,655

(1)	Includes 2,297 corresponding to export withholdings.
(2)

Includes 65 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2017 of 48.8 and to approve as fees on account of such fees and remunerations for the fiscal year 2018, the sum of 62.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 700.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

26.	OTHER NET OPERATING RESULTS

	2020	2019	2018
Result of Companies’ revaluation (1)	—	—	11,980
Result for assigment of participation in areas (1)	12,233	778	2,322
Lawsuits	(5,300)	(2,732)	(2,365)
Insurance	3,925	498	417
Construction incentive (2)	—	688	—
Unrecoverable credit - Resolution MINEM No. 508/E-2017 (3)	—	(622)	—
Result for contractual commitment Exmar (4)	(8,285)	—	—
Miscellaneous	1,376	260	(409)

	3,949	(1,130)	11,945

(1)	See Note 3.
(2)	See Note 35.
(3)	See Note 34.h.
(4)	See Note 33.f.

27.	NET FINANCIAL RESULTS

	2020	2019	2018
Financial income
Interest income	7,363	7,665	3,033
Exchange differences	92,694	80,490	81,869
Financial accretion	7,546	5,250	15,181

Total financial income	107,603	93,405	100,083

Financial loss
Interest loss	(65,821)	(48,136)	(28,717)
Exchange differences	(56,592)	(32,555)	(27,410)
Financial accretion	(16,340)	(10,842)	(7,554)

Total financial costs	(138,753)	(91,533)	(63,681)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	3,862	(1,449)	2,596
Result from derivative financial instruments	(860)	(293)	933
Result from net monetary position	7,828	5,904	1,594
Results from transactions with financial assets	9,786	—	—
Result from financial instruments exchange (1)	1,330	—	—
Result from debt exchange (2)	(2,097)	—	—

Total other financial results	19,849	4,162	5,123

Total net financial results	(11,301)	6,034	41,525

(1)	See Note 6.
(2)	See Note 20.

28.	INVESTMENTS IN JOINT OPERATIONS

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

28.	INVESTMENTS IN JOINT OPERATIONS (Cont.)

The assets and liabilities as of December 31, 2020, 2019 and 2018, and main expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2020	2019	2018
Noncurrent assets (1)	282,381	221,219	130,272
Current assets	6,122	8,723	4,024

Total assets	288,503	229,942	134,296

Noncurrent liabilities	21,136	17,754	11,484
Current liabilities	21,574	27,641	9,695

Total liabilities	42,710	45,395	21,179

	2020	2019	2018
Production cost	87,322	70,552	39,713
Exploration expenses	265	123	242

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

As of December 31, 2020, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy
Aguada Pichana—Area Vaca Muerta (1)	Neuquén	22.50%	Total Austral
Aguada Pichana—Residual (1)	Neuquén	27.27%	Total Austral
Aguaragüe	Salta	53.00%	Tecpetrol
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol Energy
El Tordillo	Chubut	12.20%	Tecpetrol
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol
Lindero Atravesado (1)	Neuquén	37.50%	Pan American Energy
Llancanelo (1)	Mendoza	100.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Ramos	Salta	42.00%	Pluspetrol Energy
Rincón del Mangrullo	Neuquén	50.00%	YPF
San Roque	Neuquén	34.11%	Total Austral
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%	YPF
Zampal Oeste	Mendoza	70.00%	YPF
Narambuena	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
El Orejano	Neuquén	50.00%	YPF
Bajo del Toro (1)	Neuquén	40.00%	YPF
Bandurria Sur (2)	Neuquén	40.00%	YPF
Aguada de Castro and Aguada Pichana Oeste (1)	Neuquén	30.00%	Pan American Energy
Cerro Las Minas	Neuquén	50.00%	YPF
Las Tacanas	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
Chachahuen	Mendoza	70.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	Exxon Mobil Exploration Argentina
Loma del Molle	Neuquén	50.00%	Exxon Mobil Exploration Argentina
CAN-100 (2)	Argentine Government	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol Energy
Bajada Añelo (1)	Neuquén	50.00%	O&G Developments Ltd.

(1)	See Note 33.b.
(2)	See Note 3.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

29.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2020, is 3,926 and 7 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2020, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

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

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2020 and approved the financial statements of YPF for the fiscal year ended December 31, 2019, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2019: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; b) to fully absorb accumulated losses in retained earnings up to 34,071 against the amounts corresponding to the discontinued reserves for up to such amount; and c) to allocate the remaining discontinued reserves of up to 13,184, as follows: (i) to allocate the sum of 550 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; (ii) to allocate the sum of 3,700 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2020 will be dealt with, to determine the time and amount for their distribution, if deemed convenient and achievable, taking into account the contractual and financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities; and (iii) to allocate the sum of 8,934 to create a reserve for investments under the terms of section 70, third paragraph of the LGS.

30.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2020	2019	2018
Net (loss) / profit	(69,649)	(34,071)	38,613
Average number of shares outstanding	392,555,569	392,314,842	392,302,437
Basic and diluted earnings per share	(177.42)	(86.85)	98.43

Basic and diluted earnings per share are calculated as shown in Note 2.b.13.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES

31.a) Legal proceedings

31.a.1) Introduction

Laws and regulations relating to health and environmental quality in the United States affect the majority of the operations of: (a) Maxus Energy Corporation (“Maxus”) and its subsidiaries Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company and (b) Tierra Solutions Inc. (“TS”) (collectively, the “Maxus Entities” or “Debtors”). These laws and regulations govern certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations. However, upon the Debtors filing voluntary petitions under Chapter 11 (as define in the following section) of the United States Bankruptcy Code (the “Bankruptcy Code”), actions to collect a monetary claim for such liabilities against the Debtors were stayed.

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

31.a.2) Reorganization Process under Chapter 11 of the Bankruptcy Code of the United States (hereafter, “Chapter 11”)

On June 17, 2016, voluntary petitions under Chapter 11 of the Bankruptcy Code were filed with the United States Bankruptcy Court of the District of Delaware (hereafter, the “Bankruptcy Court”) by the Debtors and subsidiaries of YPF Holdings. Prior to the Debtors’ bankruptcy filing, the Debtors entered into an agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings, CLH Holdings Inc., YPF International and YPF Services USA Corp (jointly, the “YPF Entities”), subject to Bankruptcy Court Approval, to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.) )

Subject to certain exceptions under the Bankruptcy Code, effective as of the date of the Filing of the Chapter 11 petitions with the Bankruptcy Court, most decisions, as well as the issues related to creditors’ claims and actions for the collection of their claims that arose prior to the Filing date are automatically stayed (among others, those corresponding to claims against the Maxus Entities at the local court of New Jersey related to the Passaic River litigation, which are explained under Notes 31.a.5.i and 31.a.6.

On March 28, 2017, the Maxus Entities and the Creditors Committee submitted an alternative restructuring plan (the “Alternative Plan”) which did not include the Agreement with the YPF Entities.

Under the Alternative Plan, a Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The Liquidating Trust would be financed by Occidental Chemical Corporation in its capacity as creditor of the Maxus Entities. As YPF did not approve such Alternative Plan and the Alternative Plan did not contemplate the implementation of the originally submitted Agreements, on April 10, 2017 YPF Holdings, Inc. sent a Note giving notice that this situation constituted an event of default under the loan granted under the Agreement with YPF and the YPF Entities. By the approval of the financing offered by Occidental under the Alternative Plan, the Judge ordered the repayment of the outstanding amounts (approximately US$ 12.2 million) under the terms of the DIP Loan, which were subsequently received by YPF Holdings.

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

From October 19, 2018 to January 22, 2019, several judicial proceedings were conducted related to the motion filed by the Company together with the other companies of the Group that are part of the Claim, requesting a Motion to Dismiss the Claim.

On February 15, 2019, the Bankruptcy Court decided to reject the Motion to Dismiss filed by the Company, together with the other companies of the Group. In addition, the Bankruptcy Court decided to dismiss the motion filed by the other sued companies unrelated to YPF that had likewise requested the Bankruptcy Court to dismiss the Claim.

On March 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed an appeal to the resolution dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019 and the parties proceeded to the discovery process (the “Discovery”).

While the aforementioned appeal was being heard, on April 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, answered the complaint initiated by the Liquidating Trust. On April 24, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed the “Initial Disclosures” brief.

On May 3, 2019, the Liquidating Trust filed a request for the YPF Entities to deliver, under the Discovery, a copy of certain documents that might be in their possession. On the same day, the Liquidating Trust filed an objection to the motion submitted by the YPF Entities so that the testimonies produced in the New Jersey lawsuit are allowed to be used.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Within the framework of the Claim, in 2019 and 2020, the judicial activity was focused on the submission of Motions to Withdraw the Reference, the Discovery, the filing of a Motion to Disqualify and the definition of procedural stages.

Concering the Motions to Withdraw the Reference, on June 7, 2019, Repsol and its related companies filed their Motion to Withdraw the Reference, and the Company, together with the other companies of the Group that are part of the Claim, filed a motion to the same effect on June 11, 2019. On March 23, 2020, the District Court dismissed the Motion to Withdraw the Reference filed by Repsol and its related companies, as well as the one filed by YPF together with the other companies of the Group that are part of the Claim.

With regard to the Discovery, the judicial activity mainly included processes related to the definition of the documentary and testimonial evidence to be produced in the process. The Company together with the other companies of the Group that are part of the Claim, on the one part, and the Liquidating Trust, on the other, requested and challenged, respectively, in different motions, the inclusion of evidence, including the evidence produced in the Passaic River trial mentioned in Note 31.a.6, which was dismissed by the Court hearing the case, the evidence in the possession of Occidental Chemical Corporation and its subsidiaries, witness interrogatories and other means of evidence. The schedule finally approved by the Court, whose extension is being negotiated by the parties to the process, contemplates the production of evidence with respect to allegations of fact during January 2021 and experts’ presentations on April 23, 2021.

Regarding the definition of procedural stages, on July 21, 2020, the Liquidating Trust submitted to the Court hearing the case the schedule for the pre-trial stage (pre-trial Schedule) agreed between the parties to the process, which was approved by the Court on July 22, 2020, and which might be modified or extended by agreement of the parties or by Court order. The pre-trial schedule provides that Motions for Summary Judgment should be fully substantiated by July 21, 2021, and that a pre-trial Conference should take place on July 28, 2021. As of the date of these consolidated financial statements, no date has been set for the Trial. The pre-trial schedule, including the date for summary judgment motions, may be extended or modified by the Court. As of the date of these consolidated financial statements, it is not possible to anticipate the date on which final judgment will be rendered.

Finally, on December 19, 2020, the Company filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust. The motion is based on the Company’s understanding that White & Case LLP might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised the Company in this process. On January 29, 2021, the Liquidating Trust filed an Opposition Brief to the motion to disqualify. On February 26, 2021, YPF submitted the reply to the Opposition Brief.

As the process moves forward and given the complexity of the claims and the evidence to be produced by the parties, the Company will continue analyzing the status of the case and its impact on the Group’s results and financial position.

The Company, together with the other companies of the Group that are part of the Claim, will defend itself in compliance with applicable legal procedures and available defenses.

31.a.4) Background of Maxus and TS

In connection with the sale of Maxus, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. The indemnity obligation and other liabilities described under 31.a.6 determined that Maxus, TS and other related companies submit a reorganization petition under the Bankruptcy Law mentioned above.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

31.a.5) Maxus and TS Matters

The following are the alleged liabilities borne by the Debtors in their reorganization petition, updated up to the date of filing, the date on which YPF Holdings ceased to have control over the relevant activities of the Debtors (see Note 31.b). Given that YPF Holdings has ceased to have control of the Debtors, YPF is not aware of the evolution of the claims described or of the existence of additional claims to those detailed in this Note.

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

In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan in the lower 6-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

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

On June 2007, the EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in approximately the lower 8.3 miles of the Passaic River. On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The FFS 2014 contains 4 remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative, which consist of: (i) no action; (ii) deep dredging with 9.7 million cubic yards of filling material; (iii) filling and dredging of 4.3 million cubic yards and the placement of a physical barrier mainly built of sand and stone (tapa de ingeniería); and (iv) focused dredging with 1 million cubic yard of filling material. On March 4, 2016, the EPA issued the ROD choosing Alternative 3 as a remedy to remove the contaminated sediments. The estimated cost was US$ 1,382 million (estimated present value at a rate of 7%).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments would be transported to disposal sites outside the State. The EPA estimates the whole project will take approximately 11 years, including 1 year for negotiations among potentially responsible parties, 3 to 4 years for project design and 6 years for its implementation.

On March 31, 2016, the EPA notified more than 100 potentially responsible parties, including Occidental, of the liabilities relating to the 8.3 mile area of the Passaic River relating to the ROD. In the same notice the EPA stated that it expected Occidental (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to Occidental, Maxus and TS on April 26, 2016.

As of the date of the Maxus Entities’ bankruptcy filing, Occidental under Chapter 11, Maxus and TS were holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of the EPA’s proposed remediation plan, taking into account that the ROD has identified over 100 potentially responsible parties and 8 contaminants of concern, many of which have not been generated at the Lister Site. As of such date, Maxus was evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

•	Removal Action Next to Lister Avenue Site

During June 2008, the EPA, Occidental, and TS entered into an Administrative Order of Consent, pursuant to which TS, on behalf of Occidental, will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in 2 different phases. The first phase, which commenced in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

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

Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed 2 motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals was proven, a liability allegation could not be made if the causal relationship between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based on (1) its current ownership of the site where the discharges were made (Lister Avenue); and (2) that Maxus has the obligation to indemnify Occidental (previously mentioned).

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the Administration filed its fourth Amended Complaint. The principal changes to the Administration’s pleading concern the State’s allegations against YPF and Repsol, which were included in its cross-claim. In particular, based on the Mosconi Report of the Argentine State, 3 new allegations against Repsol were included involving asset stripping from Maxus and YPF.

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

On August 20, 2014, the lawyers of the State of New Jersey reported that Occidental and the State of New Jersey had entered into an agreement on the general terms and conditions of a settlement agreement that would end the Track VIII proceedings. On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, in consideration for the payment of US$ 190 million in 3 installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Furthermore, the scheduled dates were changed through Case Management Order No. XXVI Depositions of witnesses residing in both the U.S. and abroad began in December 2014. Nearly 40 witnesses deposed in the case, including the corporate representatives of all the parties. The issues being addressed include Track IV (the alter ego and fraudulent transfers of assets) and Track III (indemnity claims filed by Occidental against Maxus). Depositions of witnesses were completed in mid-October 2015.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgment motions. The motions filed by the parties and the non-binding opinions as issued by the Special Master on January 14, 2016, are summarized below:

(a)

YPF filed for early summary judgment against Occidental on 4 issues: i) dismissal of the portion of Occidental’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; ii) dismissal of the portion of Occidental’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; iii) dismissal of the portion of Occidental’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and iv) dismissal of the portion of Occidental’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

On April 5, 2016, the Superior Court issued Case Management Order No. XXVIII establishing the trial date as June 20, 2016. However, all litigation against Maxus and YPF has been stayed upon Maxus’ filing under Chapter 11 of the Bankruptcy Code.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

31.b) Accounting matters

In connection with the petition that the Maxus Entities filed with the Bankruptcy Court on June 17, 2016, as described in detail in Note 31.a, the Management of the Company considered this an event that required reconsideration of whether the consolidation of such entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under Chapter 11.

Generally, when an entity files a petition under Chapter 11, shareholders do not generally maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under Chapter 11 had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the entities for breach of the Debtors’ fiduciary obligations, since the creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the filing under Chapter 11, it should be noted that YPF Holdings retained its right to designate directors of the Debtors through Shareholders’ Meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “Debtor in Possession” and, in accordance with the Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the Bankruptcy Court ordered otherwise. Even so, during the Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any transaction “outside the ordinary course of business” of the Debtors, such as the sale of a significant asset, the expansion of a line of business involving the use of significant funds (or the commitment to do so), or the provision of loans or other types of financing, will be subject to the approval of the Bankruptcy Court.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

In August 2003, ASSUPA sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities. In addition, requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the CSJN.

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

On December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment supported the claim of the provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue. In the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

The complaint filed on March 7, 2007 was considered answered by the CSJN, which decided to serve notice of the motion to dismiss for the plaintiff’s lack of capacity to sue and the statute of limitations filed by YPF and of the attached documentation.

Regarding the Neuquina Basin, a preventive action has been filed by an individual to prevent future damages and reduce presumed damages, an action for repair of damages consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity of YPF, in the Province of Neuquén. YPF answered the complaint and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

In addition, it should be highlighted that YPF learned about other three court complaints filed by ASSUPA against:

i.	Concessionary companies in the San Jorge Gulf basin areas

On November 30, 2016, the court the ordered a new transfer of the claim and on December 28, 2016, YPF received notice of the court resolution. The deadline set for preliminary defenses was May 31, 2017, and the deadline to respond to the complaint was June 30, 2017. YPF has timely filed a legal defect exception and the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the company, which will be resolved when the dispute is locked with all the defendant companies.

On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated, which was appealed by the plaintiff.

ii.	Concessionary companies in the Austral basin areas

On October 1, 2013, the court ordered the claim to be process by summarized action. In addition, an interim relief has been issued by the Lower Court to notify several companies of the existence of the suit, and for the defendants to contribute certain information. YPF appealed this decision, and the Court of Appeals partially upheld the appeal, reversing the lower court’s ruling ordering various entities to provide notification of this claim. In the same decision, the Court of Appeals confirmed that the defendants had an obligation to provide certain information but stated that YPF and the other defendants had already complied with such obligation. On November 2, 2015, YPF was notified of the lawsuit. Following YPF’s request, the court ordered on November 4, 2015 to suspend the procedural time limits.

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

On June 23, 2020, the judge issued an interlocutory judgment by which it decided to allow YPF’s claim, among other co-defendants, and ordered a new notification with the transfer of the claim. The decision was appealed by the plaintiff.

iii.	Concessionary companies in the Northwest basin areas

On December 1, 2014, the Company was notified of the complaint, which was submitted to ordinary proceedings. The procedural deadlines were suspended at the Company’s request. Subsequently, on May 3, 2016, YPF was once again notified of the complaint, and the deadlines were reinstated. Consequently, the Company filed a motion requesting that the deadlines be suspended until the plaintiff clarifies whether or not it will annex certain documentary evidence referred to in the complaint. The Judge sustained the YPF’s motion and suspended once again the deadlines to answer the complaint. On April 19, 2017, YPF was served with notice of the ruling of the Court ordering to resume the procedural time limits against which YPF has timely filed a defense for a legal flaw. The court has not decided upon it yet and ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision on the legal defect exemption is made by YPF, as well as other similar presentations made by the co-defendants.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On June 3, 2020, the judge ordered the transfer to the plaintiff of the exception of legal defect filed by YPF, as well as other similar presentations made by the co-defendants.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed 2 other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. Currently, it is not possible to reasonably estimate the outcome of these claims nor is it possible to estimate the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

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

In addition to the claims discussed under 15.a.4, which discusses environmental claims in Quilmes, the Company has other legal and non-judicial claims against it, based on similar arguments.

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

Judicial process in New York

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On July 20, 2016, the Court held a hearing during which the parties made their arguments regarding the motion to dismiss, and responded to questions asked by the Judge, Loretta A. Preska. On September 9, 2016, the United States District Court for the Southern District of New York issued a decision partially dismissing the complaint filed by Petersen against YPF at this preliminary stage. The Company appealed this decision, requesting a complete dismissal of the complaint at this preliminary stage.

After the oral hearing held on June 15, 2017, on July 10, 2018, the United States Court of Appeals for the Second Circuit held that the United States District Court has jurisdiction over this judicial matter, but without rendering an opinion as to the merits of the complaint against YPF and the Republic of Argentina. The Company and the Argentine Republic appealed such resolution on July 24, 2018 requesting reconsideration by the Court of Appeals that ruled (“Panel rehearing”) or a review of the resolution by the Court of Appeals as a whole (“Rehearing en banc”).

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

On April 22, 2019, the District Court accepted the petition made by the Company and the Argentine Republic to suspend the proceedings until the Court of Appeals resolved on the petition submitted by the Argentine Republic. Also on April 22, Petersen filed an objection to the request for reconsideration or clarification of the Company and the Argentine Republic before the Court of Appeals. On the same day, the Company and the Argentine Republic replied to Petersen’s objection before the Court of Appeals for the Second Circuit.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

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

On July 23, 2019, Petersen, Eton Park (see description of the case filed by Eton Park in the section titled Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”), the Argentine Republic and YPF submitted a petition proposing a schedule for: (i) the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, before August 30, 2019, (ii) Both Petersen and Eton Park to be able to file their objections to these motions before October 30, 2019 and (iii) the Argentine Republic and YPF reply to the petitions mentioned above in point (ii) before November 29, 2019.

On July 24, 2019, the Judge accepted the schedule proposed by the parties and resolved that the procedural terms were suspended until the motions for complaint dismissal on the grounds of “forum non conveniens” are resolved. The schedule was modified on September 17, 2019: (i) extending until December 7, 2019 the deadline for Eton Park and Petersen to submit the objection to the motion to dismiss based on the grounds of “forum non conveniens”, and (ii) extending until January 7, 2020 the period for YPF to answer the pleadings filed by Eton Park and Petersen in section (i) above.

On August 30, 2019, YPF and the Argentine Republic jointly presented their arguments in support of the motion to dismiss based on the grounds of “forum non conveniens”.

On December 6, 2019, both Petersen and Eton Park filed an objection to the motion to dismiss on the grounds of “forum non conveniens”.

On December 16, 2019, the Argentine Republic requested the District Court to extend until March 16, 2020 the term for the defendants to answer the objection to the motion to dismiss based on the principle of forum non conveniens” filed both by Petersen and Eton Park. On December 16, 2019, the Company adhered to the statements made by the Argentine Republic and requested the identical extension.

On December 20, 2019, the District Court granted an extension of the term until February 7, 2020, for the defendants to answer the objection to the motion to dismiss on the grounds of “forum non conveniens” filed both by Petersen and Eton Park.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

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

Until the District Court decides on the admissibility of the motion to dismiss on the grounds of “forum non conveniens”, the procedural terms are suspended in all other respects.

On June 5, 2020, the District Court rejected the motions to dismiss based on the grounds of “forum non conveniens” filed both by the Argentine Republic and YPF and requested the parties to the process to propose how they consider the proceedings should be handled.

During June and July 2020, procedural acts were carried out related to the definition of the following stages of the process.

On July 13, 2020, the District Court issued a resolution ordering the parties to the process to proceed to the discovery “of facts” and the discovery “of experts”.

On July 17, 2020, Petersen and Eton together with YPF and the Argentine Republic submitted to the District Court a proposal with a schedule of the next steps for the process, which was accepted by the District Court on July 20, 2020.

On September 24, 2020, YPF and the Argentine Republic jointly filed a pleading requesting the District Court to issue a letters rogattory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, requesting assistance from the Argentine authorities to obtain the pertinent testimonies and the production of certain documents.

On October 2, 2020, YPF filed a pleading requesting the District Court a hearing in relation to the issuance requested, as well as the issue of a letter rogatory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, in order to obtain assistance from Spanish authorities in the production of certain documents.

On October 6, 2020, the District Court approved the petitions filed by YPF and the Argentine Republic to obtain testimony and the production of the documents required on September 24 and October 2, 2020.

On December 21, 2020, the parties filed a proposal to modify the procedural schedule, which was accepted by the District Court.

On February 19, 2021, pursuant to the decision of the District Court in a conference call on February 18, 2021, the parties submitted to the District Court a new procedural schedule proposal, requesting a 90-day extension of the procedural deadlines, which was approved by the District Court on February 19, 2021. Under this revised schedule, motions for summary judgment shall be fully substantiated by November 12, 2021, and the trial is scheduled for January 2022. The revised schedule, including the date for summary judgment motions and the judgment, may be extended or modified by District Court order. As of the date of these consolidated financial statements, it is not possible to anticipate the date on which final judgment will be rendered.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

Under the discovery process, the parties are in the process of exchanging their respective briefs, such as: requests for production of documents and their corresponding responses and objections; interrogations, requests for admissions, among others. The depositions began in October 2020 and, under the schedule approved by the District Court, the discovery of facts must conclude on May 17, 2021 and the discovery of experts must conclude on September 3, 2021.

As the process progresses, taking into account the complexity of the claims and the evidence that the parties must present, the Company will continue to reassess the status of the litigation and its impact on the results and financial situation of the Group.

The Company will employ available legal resources in accordance with the applicable legal procedure in order to defend its rights.

Judicial process in Spain.

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

On May 20, the Provincial Court of Madrid dismissed the appeal filed by the Company and confirmed the jurisdiction of the Commercial Court No. 3 of Madrid in the proceedings. On September 3, 2020, YPF filed an appeal against the order issued on May 20, 2020 by the Provincial Court of Madrid for constitutional protection under sections 41 and 44 of the Organic Law of the Constitutional Court for considering that such order violates YPF’s fundamental right to an effective judicial protection. The Argentine Republic also filed an appeal for constitutional protection against such resolution. Both appeals are pending resolution.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

To avoid duplication, refer to the description of the procedural developments included in the section entitled Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”), except that on July 10, 2020, both the Argentine Republic and YPF answered Eton Park’s claim.

As the process progresses, taking into account the complexity of the claims and the evidence that the parties must present, the Company will continue to reassess the status of the litigation and its impact on the results and financial situation of the Group.

The Company will take all defensive measures in accordance with the applicable legal procedure and the available defenses.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

On March 31, 2017, the Company resolved to pay differences in export duties that had been objected to by several Customs, arising from future deliveries of crude oil commitments, by adhering to the anticipated moratorium provided for in Law No. 27,260. This action allowed the abatement of interest and cancellation of the applied fines underlying the substantial obligation. For this purpose, presentations were filed in all pending administrative and judicial cases evidencing the payment of the export duties and, where appropriate, the request for remission of the fines applied under the provisions set forth in Law No. 27,260. The summary proceedings and other proceedings in which the application of a fine is the matter at issue when there were no export duties are still pending, applying in that case the fine contemplated in article 954 clause c.

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

33.a) Agreement of extension of concessions or exploration concessions

The Group has made agreements with the provinces for the extension of concessions or exploratory permits. These agreements can include commitments to pay royalties on production and fees, to make certain investments and expenses and to maintain the activity levels, among others. The most relevant agreements and their main features are described below.

•	Extension of unconventional exploration concessions

On December 10, 2020, YPF, Total Austral S.A. (Sucursal Argentina), Exxon Mobil Exploration Argentina S.R.L. and Pluspetrol S.A. executed with the Province of Neuquén an Agreement on Exploratory Permits for Unconventional Purposes (the “Agreement”) for the areas known as Cerro Las Minas, Las Tacanas, Loma de Molle, Cerro Arena, Salinas del Huitrín, Chasquivil and Pampa Las Yeguas II. Through this agreement, the obligations arising from the first exploratory term of the exploratory permits for unconventional purposes for the mentioned areas are deemed complied with, and a second exploratory term of 4 years was established for such permits for the following areas: Cerro Arena, Cerro Las Minas, Las Tacanas, Salinas del Huitrin, Loma del Molle and Pampa Las Yeguas II, with their respective commitment and execution terms with a partial reduction of the surface of such area. In addition, the reversion of the whole Chasquivil area was agreed.

On December 18, 2020, by Decree No. 1,535/20 the Provincial Executive Branch approved and ratified the Agreement previously approved by the Ministry of Energy and Natural Resources of the Province of Neuquén.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33.	CONTRACTUAL COMMITMENTS (Cont.)

•	Neuquén

Loma La Lata - Sierra Barrosa

On December 28, 2000, through Decree No. 1,252/2000, the PEN extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the province of Neuquén and YPF on December 5, 2000. On July 24, 2013, YPF and the province of Neuquén signed an Agreement under which the province of Neuquén agreed to separate a surface area from the Loma La Lata – Sierra Barrosa exploitation concession and incorporate it to the surface area of the Loma Campana exploitation concession and extend the Loma Campana exploitation concession for a term of 22 years until November 11, 2048.

Rincón del Mangrullo

On August 1, 2017, YPF and the province of Neuquén entered into an agreement whereby they agreed the terms for obtaining an unconventional exploitation concession in the Rincón del Mangrullo block (the “Block). On August 11, 2017, through Provincial Decree No. 1,316/2017, the concession was granted YPF until 2052.

Other concessions

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the aforementioned agreement, will expire between 2026 and 2027.

•	Mendoza

In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (one of which is “La Ventana Area”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

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

On October 2, 2013, the province of Chubut published the law for the approval of the agreement to extend the exploitation concessions El Tordillo, La Tapera and Puesto Quiroga, for a 30-year period, beginning on the year 2017.

Furthermore, on December 26, 2013, YPF and the province of Chubut signed an Agreement for the extension of the concessions for the exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol Areas. The Agreement was ratified by the Legislature of the province of Chubut on January 17, 2014, and by the Company’s Board of Directors on February 24, 2014; thus complying with the precedent conditions established in the extension Agreement.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33.	CONTRACTUAL COMMITMENTS (Cont.)

•	Rio Negro

In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. (companies merged with YPF) entered into a renegotiation Agreement with the Province of Río Negro to extending for 10 years the original term of certain exploitation concessions from the maturity of their original granting terms until 2025, 2026, 2027 y 2036. The Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5,027 dated December 30, 2014.

•	Tierra del Fuego

On December 18, 2013, the Province of Tierra del Fuego and the Company executed agreements of extension of the concessions in such province until 2026 and 2027. On October 10, 2014, laws enacted approving the extension agreements.

On August 25, 2017, YPF signed an extension Agreement with the Province of Tierra del Fuego (hereinafter the “Memorandum of Agreement”) to extend the original term of the concession for the exploitation of hydrocarbons on the Magallanes Area, in the fraction corresponding to the granting jurisdiction of the Province of Tierra del Fuego for a period of 10 years until 2027. The Memorandum of Agreement was ratified by Provincial Decree No. 2,406/2017 dated September 5, 2017 and Provincial Law No. 1,178 enacted on September 19, 2017.

•	National Executive Branch

The PEN by Administrative Decision No. 1/2016, published on January 8, 2016, extended the term of the exploitation concession in the Magallanes area for the National Government’s portion, for a period of 10 years beginning on 2017.

33.b) Project investment agreements

The Group has made agreements with the provinces to obtain exploration and exploitation permits that include commitments to make certain investments and expenses and to maintain the activity levels, among others. The most relevant agreements and their main features are described below.

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

On August 13, 2019, by Resolution No. 455/2019 issued by the Ministry of Economy, Infrastructure and Energy, it was resolved to authorize the assignment by Roch S.A. of all its interest in Llancanelo Block to Alianza Petrolera Argentina S.A. Likewise, and bsed on the previous assignmenmt, it authorized Alianza to assign its full interest in such Block to YPF.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33.	CONTRACTUAL COMMITMENTS (Cont.)

•	Agreement for the exploitation of the Bajo del Toro Area

On August 25, 2017, YPF entered into a preliminary agreement with Statoil, Holding Netherlands B.V. (“Statoil”), whereby the parties agreed upon the main terms and conditions for exploration and potential joint development in two phases of the Bajo del Toro area (hereinafter the “Area”) located in the Province of Neuquén.

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

In 2020, the suspension of the deadlines of the first exploratory period was requested due to the COVID-19 health emergency, which was approved by YPFB on January 4, 2021 by DEEA Resolution No.001-2021; extending the expiration of the term to May 26, 2021.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018 33. CONTRACTUAL COMMITMENTS (Cont.)

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

Once the first phase of the Work Program has been completed, O&G will have the option to leave the aforementioned program by returning its participating interest in the concession and the payment of accrued liabilities until the exit date. After the total commitments assumed by the Parties have been met at the stage of the Work Program, each of them will contribute 50% of the budget for the development of the area as provided for in the operation agreement. The project pre-development stage is currenty underway and is expected to be completed in 2022.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018 33. CONTRACTUAL COMMITMENTS (Cont.)

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

During Phase I and Phase II, CDNC committed to invest US$ 62.7 million and US$ 57.7, respectively. In 2018, the activity that was predicted for Phase I was completed and considered to be concluded, with a total contribution from CDNC of US$ 55.3 million out of the US$ 62.7 million that were commited. On April 2018, Phase II began, with a total contribution from CDNC of US$ 40.49 million as of December 31, 2019. In addition, even though the deadline established for the acceptance of Phase III was December 31, 2020, as of the date of these consolidated financial statements the parties are negotiating a new deadline to such effect.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33.	CONTRACTUAL COMMITMENTS (Cont.)

Finally, other supplementary agreements and documents related to the LC Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Decree No. 929/2013 from YPF to CHNC; and (b) certain agreements for the technical assistance of Chevron to YPF.

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

The exploratory and investment commitments and expenses until the completion of the most significant concessions amount to 572,631 as of December 31, 2020.

33.d) Operating lease commitments

The main lease agreements to which the Group is a lessee are described in Note 2.b.12.

As of January 1, 2019, the Group has applied IFRS 16 and has recognized rights of-use-assets and lease liabilities, using certain practical exemptions allowed under this standard.

As the Group has implemented the simplified model without restating the comparative figures, the table below shows the information disclosed for fiscal year ended December 31, 2018 under IAS 17, the standard currently in force.

Rental expenses related to operating leases for fiscal year ended December 31, 2018 are detailed below:

2018
Minimum payments	4,988
Contingent installments	7,326

12,314

The minimum payment commitments related to non-cancellable operating leases as of December 31, 2018 are detailed below:

2018
Up to 1 year	12,264
From 1 to 5 years	15,341
From 6th year	2,317

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33.	CONTRACTUAL COMMITMENTS (Cont.)

33.e) Granted guarantees

As of December 31, 2020, YPF has issued bank guarantees for an approximate amount of US$ 8 million and YPF has assumed other commitments for an approximate value of US$ 239 million in relation to compliance with obligations of subsidiaries. Additionally, by the agreement described in Note 33.f, the Company granted as security Argentine Bonds 2029 and 2030 for a nominal value of US$ 290 million and OPESSA granted a security for a value US$ 30 million.

Additionally, see Note 33.b for a description of the Chevron transaction.

33.f) Agreement Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. y Exmar N.V.

On October 19, 2020, the settlement agreement entered into between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company will pay a total settlement amount of US$ 150 million, which includes a down payment already made of US$ 22 million and the remaining amount to be paid in 18 monthly installments recognized in “Other liability”, such payments are secured (see Note 33.e). As of the date of issuance of these consolidated financial statements installments paid are in compliance with the agreed payment schedule.

As a consequence of this agreement, the Company recognized a loss of 8,285 in “Other net operating results”.

34.	MAIN REGULATIONS AND OTHER

34.a) Hydrocarbon Law

On October 31, 2014, the Argentine Republic BO published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the law are as follows:

a)

Regarding exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

b)

Regarding concessions, 3 types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

c)	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

d)

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

e)

The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least US$ 250 million, increasing the benefits for other type of projects.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

f)	Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the SE exist.

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

On December 29, 2015, the PEN issued Decree No. 272/2015, resolving for the dissolution of the Commission and its Regulations, and also providing that the powers vested in the Commission were to be exercised by the MINEM.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

34.c) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Decree No. 1,277/2012 a “Hydrocarbon Exploitation Investment Project” entailing a direct investment in foreign currency of at least US$ 1,000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first 5 years of the Project (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million). Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17,319 and from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million) and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included in the Promotional Regime will be entitled, as of the fifth year beginning from the approval and execution of their respective projects, to obtain, a percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

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

34.d) Withholding rates of hydrocarbon exports

On September 4, 2018, Decree No. 793/2018 was published in the BO establishing, until December 31, 2020, an export duty of 12% on all goods under the tariff items of the Mercosur Common Nomenclature (“NCM”). This export duty was capped at 4 Pesos per dollar of the taxable amount or official FOB price, as applicable. For goods other than primary products, the cap was 3 Pesos per dollar of the taxable amount or official FOB price, as applicable.

On December 23, 2019, Law No. 27,541 on Social Solidarity and Production Reactivation, was published in the BO, which introduced amendments to Decree No. 793/2018. See Note 34.j and Decree No. 488/2020 in Note 34.e.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

Additionally, Rule No.168/2004 requires companies intending to export LPG to first obtain an authorization from the SE by demonstrating that local demand was satisfied or that an offer to sell LPG in the local market has been made and rejected.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

However, and in light of the domestic macroeconomic situation, which presented a the substantial increase in crude oil price and the short-term exchange rate, among other factors in place at the time, on May 8, 2018, the MINEM and the refining companies (among them, YPF) entered into a price stability agreement with a compensatory account, whereby the refining companies undertook the commitment not to modify fuel prices (net of taxes) in force as of such date during the months of May and June, in order to benefit the general economic interest, which, in turn, would have potential effects on the Company.

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

On August 15, 2019, the PEN passed Decree No. 566/2019, which was later amended by Decree No. 601/2019 issued on August 30, 2019, and subsequently by SGE Resolution No. 557/2019 dated September 18, 2019, which established that: i) until November 13, 2019 deliveries of crude oil made in the domestic market must be billed and paid at the price agreed between producers and refiners as of August 9, 2019, applying for this purpose an exchange rate of $49.30/US$, equal to a 5.58% increase over the current reference price and a Brent reference price of US$ 59/bbl; and ii) until the same date, the maximum price of all kinds of gasoline and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations may be increased by up to 4% compared to the prices in effect as of August 9, 2019.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•	Decree No. 488/2020 – Determination of prices for billing crude oil deliveries in the domestic market

On May 19, 2020, Decree No. 488/2020 issued by the PEN (the “Decree”) was published in the BO, establishing that crude oil deliveries made in the domestic market must be invoiced by producing companies and paid by refining and trading companies, taking the Medanito crude oil type price of US$ 45/Bbl as a reference, until December 31, 2020. This price will be adjusted for each crude type by quality and loading port using the same reference in accordance with ordinary practices. Such price will be applicable to payment of hydrocarbon royalties in compliance with section 59 of Law No. 17,319. If, during the effective term of the Decree, the price of the “ICE BRENT FIRST LINE” rises above US$ 45/Bbl for 10 consecutive days, considering to such end the average of the last 5 market rates published by “PLATTS CRUDE MARKETWIRE” under the heading “Futures”, the price-related provisions will be left with no effect.

In addition, the Decree provides that during the effective term, the producing companies are bound to maintain the activity and/or production levels registered during 2019, taking into consideration the current demand shrinkage of crude oil and its by-products, both in the domestic and international markets, caused by the COVID-19 pandemic, and always within the adequate and economic operation parameters set forth in section 31 of Law No. 17,319. Producing companies must apply an identical criteria in relation to sustaining effective contracts with regional service companies and maintaining the same workforce they had as of December 31, 2019, which shall be carried out within a consensual framework together with workers’ organizations in order to jointly achieve working arrangements that improve efficiency, technology and production, in compliance with the best national and international practices in the hydrocarbon activity.

The SE will verify that producing companies meet the Annual Investment Plan (Section 12 Annex to Decree No. 1,277/12) and will apply, if appropriate, the sanctions provided for in section 29 of such Annex.

Separately, the Decree established that refining and trading companies must purchase their total crude oil demand to local producing companies. For integrated companies, the Decree stipulated that, should they need to buy crude oil in excess of their own and their associates’ production, such purchases will be made based on similar parameters to those used in 2019. Integrated and refining companies, as well as trading companies will not be able to import products that are available for sale in the domestic market and/or for which there is effective local processing capacity.

Regarding tax increases on liquid fuels and carbon dioxide stipulated under section 7 of Annex to Decree No. 501/2018, and which correspond to adjustments for the first and second quarter of 2020, they will be applicable to unleaded gasoline, virgin naphtha and diesel from October 1, 2020.

The Decree also established that hydrocarbons (under the tariff items of the Mercosur Common Nomenclature (“NCM”) outlined in its Annex) will pay export duties under a scheme that contemplates the price of the “ICE BRENT FIRST LINE” barrel (International Price). Such export duty rate will be 0% when the International Price equal or lower than US$ 45/Bbl, will range from 0.5% to 8% when the International Price is between US$ 45/Bbl and US$ 60/Bbl, and will be 8% when the International Price is equal or higher than US$ 60/Bbl.

The SE may simplify the Operation of the Registry of Export Transactions for low-demand products in the domestic market if export requests should significantly increase. It may also request assistance from the Secretariat of Domestic Commerce and any other competent body, city mayors and all municipalities of the country, to monitor compliance with the maximum prices for the sale of LNG bottles of 10, 12 and 15 kilograms.

On August 28, 2020, more than ten consecutive days were completed in which the average price of Brent exceeded US$ 45/bbl, leaving the provisions related to the price of Decree No. 488/2020 without effect.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

Thus, beginning on such date, producers and refiners negotiate prices taking international oil prices as reference. As of the date of issuance of these consolidated financial statements, the Argentine Government has not issued any additional regulation in relation to the price of crude oil in the domestic market.

34.f) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

ENARGAS Resolution No. 1,410/2010

On October 4, 2010, the BO published ENARGAS Resolution No. 1,410/2010 that approved the “Supplementary Procedure for Gas Requests, Confirmations and Control” which set out new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing regulations to the producers’ availability of natural gas. By virtue of these procedures, distributors were authorized to request all the natural gas necessary to cover the Priority Demand (natural gas demand from distributors exclusively for consumer groups which, under the regulations in force, should be supplied with this fluid by providers (residential users, and general service users P1, P2 and P3 Group III), even in the case of natural gas volumes that exceed those that the SE would have allocated by virtue of the Agreement with the natural gas producers ratified by the Resolution No. 599/2007. The Company’s appeal against Resolution No. 1,410/2010 was rejected.

MINEM Resolution No. 89/2016 - ENARGAS Resolution No. 3,833/2016 – ENARGAS Resolution No. 4,502/2017 – ENARGAS Resolution No. 59/2018 – ENARGAS Resolution No. 124/2018 – ENARGAS Resolution No. 302/2018

On June 1, 2016, the MINEM published Resolution No. 89 whereby:

a)

ENARGAS was instructed to develop a procedure that modifies and supplements the one established in ENARGAS Resolutions No. 716/1998 and No. 1,410/2010 and establishes daily operation conditions of the Transportation and Distribution Systems.

b)

The volumes that may be requested by the Distributors were made available in order to supply the Priority and Fixed Demand that, in case of contracting with a natural gas producer, will reduce the requirement of natural gas to said producer as set forth in Resolution 1,410/2010 to the extent of the contracted volume.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

On May 5, 2020, ENARGAS Resolution No. 39/2020 was published in the BO, extending the effective period of ENARGAS Resolution No. 59/2018 (which established the temporary procedure for shipment management in the Emergency Executive Committee) to September 30, 2020, included.

On October 5, 2020, ENARGAS Resolution No. 305/2020 was published in the BO, extending the effective term of ENARGAS Resolution No. 59/2018 to September 30, 2021.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

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

The guidelines established in the Terms and Conditions include, among others, the recognition of the right to transfer to the gas tariff the cost of gas acquisition paid by users and consumers; establishes the available volumes that each producer and each basin must make available daily to the distributors for each month, who may express their lack of interest before a certain date set forth in the Terms and Conditions; establishes penalties for non-compliance for any of the parties regarding their obligation to deliver or take gas; establishes gas prices for each basin for the next two years, in dollars, the parties being able to set prices lower than those established under the applicable free negotiations; establishes payment guidelines for the purchases made by the Distributors to producers; ENARSA assumes the obligation to supply the demand corresponding to areas reached by the subsidies of residential gas consumption contemplated in article 75 of Law No. 25,565 (corresponding to the areas of lower price of residential gas charged to users and consumers), during the period of transition.

The Terms and Conditions constitute the terms and conditions to consider in the negotiations of their respective individual agreements, without this being construed as an obligation. Additionally, the Terms and Conditions establish guidelines for early termination in the event of non-compliance by the parties.

As a consequence of the exchange rate variation that took place on April 2018, and the decision of distributors to pay the price of gas based on the implicit exchange rate indicated on the tariff scheme approved for the winter period 2018 (lower than the price that had to be applied pursuant to the Terms and Conditions and the individual agreements executed), natural gas producing and distribution companies began a renegotiation process for the special agreements executed pursuant to the Terms and Conditions, with prices denominated in dollars. The renegotiation process resulted in a reduction in the price of gas to be applied to the period October – December 2018, with no agreement being reached in relation to the exchange rate differences to be contemplated.

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

On November 16, 2018, by Decree No. 1,053/2018, published in the BO, the Argentine Government decided to assume the payment of the accumulated daily differences on a monthly basis between the price of gas purchased by Distributors and the price of natural gas included in tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated due to exchange rate variations and corresponding to the natural gas volumes delivered in that same period. The conditions are as follows: (i) 30 monthly consecutive installments beginning on October 1, 2019, which will be determined using the BNA effective interest rate for 30-day deposits in Argentine currency (“electronic board”), (ii) the installments will be collected by Distributors, which will immediately pay the Producers, amd (iii) distributors and Producers must adhere to the system and expressly waive any action or complaint.

Additionally, Decree No. 1,053/2018 established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations during each seasonal period shall never be transferred to natural gas full-service users.

On February 12, 2019, ENARGAS Resolution No. 72/2019 published in the BO, approved the methodology for transferring the gas price to tariffs and the general procedure to calculate the accumulated daily differences, applicable from April 1, 2019, which established, among other aspects, that for the purpose of transferring the gas price agreed in dollars to tariffs, the ENARGAS will define the exchange rate to be considered for the conversion into Pesos based on the average selling exchange rate of the BNA (foreign currencies) effective between the 1st and 15th day of the month immediately preceding the beginning of each seasonal period, or the exchange rates established in the contracts should the rates contemplated therein be lower.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

On March 25, 2020, Decree No. 311/2020 was published in the BO, which blocks interruption of services due to non- payment or late payment for a period of 180 days to certain residential users and non-residential users, which includes gas distribution providers through networks.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

On April 10, 2020, the SE instructed companies producing natural gas to renew, until the expiration date of the period established in section 5 of Law No. 27,541, in the same terms and conditions, the validity of all supply agreements (inside and outside the transportation system) and all natural gas purchase agreements, whose expiration has operated or operates in the period between March 31, 2020 and the expiration date of the period established in the aforementioned section 5, having to adopt the pertinent precautions to proceed with their formalization.

On April 14, 2020, YPF sent a Note to the SE stating: (i) the debt situation of the Distributors, IEASA and CAMMESA that requires their urgent regularization; (ii) the difficult situation the production sector is going through since 2018 when the variation in the price of natural gas purchased by the Distributors was found not to be transferred to tariffs, aggravated since 2019 by the delay of the Argentine Government in the update of the exchange rate along with the lack of payment of the commitments and subsidies, among others; (iii) its intention to promote the extension of contracts until the end of the period established in section 5 of Law No. 27,541, subject to the modality established in each case and depending on the availability of YPF’s gas, without implying consent to the Note and making reservation of rights.

On April 20, 2020, YPF sent an extension proposal to the Distributors, which were mostly accepted.

On April 27, 2020 the ENARGAS Resolution No. 27/2020 was published in the BO, repealing ENARGAS Resolution No. 72/2019 which approved the “Methodology for Transferring the Gas Price to Tariffs and the General Procedure for Calculating Accumulated Daily Differences” that set forth the criteria that ENARGAS would apply to determine the transfer the price of gas to tariffs at the TSEP, and established that, in principle, the obligation of the distribution licensees to make reasonable efforts to obtain the best conditions and prices in their gas purchase transactions for their eventual transfer to tariffs, might be deemed complied with if such contracts resulted from a public bidding process within the scope of MEGSA, and provided they complied with section 8 of Decree No. 1053/2018, that is, that in no case could the highest cost caused by changes in the exchange rate occurring during each seasonal period be transferred to users who receive full service.

On June 19, 2020, the DNU No. 543/2020 was published in the BO, extending the term established in section 5 of Law No. 27,541 (that provided for the non-adjustment of gas and electricity rates) from its expiration and for an additional term of 180 calendar days, and replacing the first paragraph of section 1 of Decree No. 311/2020, establishing that companies providing electricity, gas, running water, fixed or mobile telephone and Internet and cable TV services, either by radioelectric or satellite link, may not interrupt or disconnect the respective services to users listed in section 3 of such Decree, in case of delay or lack of payment of 6 consecutive or alternate bills, due as from March 1, 2020, including users with disconnection notice in course.

Likewise, on June 19, 2020, and based on DNU No. 543/2020, the SE instructed producer companies to renew gas supply agreements with distribution companies until the expiration of the new term established by Decree No. 543/2020. YPF agreed to monthly extend the term with the distribution companies until December 1, 2020.

On September 20, 2020, DNU No. 756/2020 was published in the BO, extending the effective term of the prohibition to interrupt services to utility companies until December 31, 2020 in case of delay or lack of payment of up to 7 consecutive or alternate bills, due as from March 1, 2020.

Decree No. 1053/2018

Decree No. 1053/2018, issued by the PEN under Section 99 subsection 3 of the Argentine Constitution (Need and Urgency Decree) is effective from its publication date, and its approval by the Argentine Congress is regulated by Law No. 26,122, which requires the Standing Bicameral Committee to decide on the validity or invalidity of the Decree and submit a plenary opinion of both Congress Chambers for its express treatment, and establishes that need and urgency decrees will be considered to be repealed if they are rejected by both Chambers.

On July 14, 2020, the Standing Bicameral Committee issued its opinion declaring Decree No. 1053/2018 invalid and submitted such opinion to both Chambers for their final decision on the matter. On July 23, 2020, the Chamber of Senators approved the opinion of the Standing Bicameral Committee which declared the nullity of Decree No. 1053/2018, without the Chamber of Deputies having issued a decision.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHERS (Cont.)

Even though the SE had approved, on June 17, 2020, transfers to Distributors of the amounts corresponding to installments No. 2 to No. 7 under the scheme (corresponding to the Payment of the daily accumulated differences between the value of gas purchased by providers of the distribution service of natural gas through networks and the value of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated by exchange rate variations and corresponding to natural gas volumes delivered in the same period), such transfers were never made. Even though YPF´s rights have not been affected, the aforementioned impacted on the recoverability of the financial asset subject to the measure, as defined under IFRS. Therefore, YPF recorded an impairment charge of these receivables as of December 31, 2020, which amounted to 8,861.

On December 14, 2020, Law No. 27,591 was published in the BO, approving the budget for fiscal year 2021 and repealing Decree No. 1.053/2018. YPF is analyzing possible actions to be taken to defend its rights.

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

On January 13, 2017, MINEM Resolution No. 8/2017 was published, which regulated Decree No. 893/2016, and established a special procedure for granting natural gas export permits subject to re-import commitments. The resolution is applicable for two types of exports; (i) those aimed at providing assistance in emergency cases (“Exports for Assistance”); and (ii) Exports required to make up for internal transport restrictions in order to allow both the use of infrastructure from neighboring countries to facilitate natural gas transportation to Argentine domestic market and the increase of domestic production (“Exports for Transportation Restriction”). The beneficiaries of both types of permits will be liable for the damages that might be caused to the Argentine natural gas supply system in the event of non-compliance with their re-import obligations as and when agreed and the costs of the import that the National Government must make to replace the exported gas which was not re-entered, with a penalty of 50% of such costs. Such permits would be extended for a maximum period of 2 years and will be subject to a possible termination if the public interest makes it advisable for the domestic market offer in accordance with MINEM criteria.

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

The modifications introduced by Decree No. 962/2017 do not modify the regime of temporary export permits, provided for in Decree No. 893/2016.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

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

Resolution No. 104/2018 provided that in the case of export requests from a project included in MINEN Resolution No. 46-E/2017 (Unconventional Gas Production Stimulus Program), the quantities of gas would not be computed as part of and/or within the Production Included (according to definition established in MINEM Resolution 46-E/2017) under the mentioned Program.

On September 4, 2018, Decree No. 793/2018 was published in the BO imposing export duties on various goods, including natural gas. This decree set forth a 12% export duty on natural gas exports, which may not exceed 4 Pesos per each dollar of the taxable amount or official FOB price, as applicable. See Note 34.d.

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

On June 26, 2019, SGE Resolution No. 417/2019 was published, which replaces of the Procedure to Obtain Natural Gas Export Licenses approved by Resolution No.104/2018, which ordered the UHaF to regulate replacement mechanisms of energy applicable to firm exports and develop an operating procedure in the event that the security of internal supply is at risk, and empowers the UHaF to grant export permits by issuing the relevant certificate. The most substantial modifications are the following: i) the classification of authorizations was modified, establishing the following: firm, interruptible, operational exchanges and assistance agreements; ii) the process to obtain licenses is simplified by enabling digital processes through the platform known as “Trámites a Distancia” (Platform for Remote Processes) and iii) it is expected that the amounts of natural gas from projects included in the “Stimulus Program for Investments in Natural Gas Developments from Non-Conventional Reservoirs” will be deducted from the total production of the respective project prior to the determination of the volumes computed as part of the Included Production.

On August 21, 2019, UHaF Resolution No. 168/2019 was published, which approved the terms and conditions of the regime for natural gas exports on a firm basis applicable to the period between September 15, 2019 and May 15, 2020, sets forth a maximum volume of natural gas that may be exported to Chile on a firm basis of 10,000,000 m3/d (divided into 3 export zones, Northwest, Central-West and South, each of them with a maximum volume of 1,000,000, 6,500,000 and 2,500,000 m3/d, respectively), established that applications may be submitted until September 6, 2019 and provided that for the allocation of volumes to be exported, a performance index will be set up by area and per applicant and application, consisting of past production performance, past export performance, present performance and the term of the application. It also contemplates that, in the event of a potential need for a greater use of imported natural gas, LNG, coal, fuel oil and/or diesel by MEM, the cost of which were to be borne by the National Government based on the decided energy replacement, the exporting companies shall pay CAMMESA a compensation for the greater costs incurred, the amount of which will be determined by CAMMESA at the end of the application period. By SGE Resolution 506/2019 published on August 30, 2019, 0.1 and 0.2 US$/MBTU exported were established as the minimum and the maximum values, respectively, of the cost of energy replacement by exporters.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

On October 31, 2019, UHaF Resolution No. 248/2019 was published, which approved the Operating Procedure of Natural Gas Exportation valid until September 30, 2021, with the aim to regulate any need to restrict natural gas exports operatively useful in the event of a lack of supply in the Argentine domestic market.

On December 14, 2019, Decree No. 37/2019 was published in the BO, which eliminated the cap of 4 Pesos per dollar established in section 2 of Decree No. 793/2018, as amended. Subsequently, on December 23, 2019, Law No. 27,541 on Social Solidarity and Recovery of the Productive Sector was published in the BO within the Public Emergency Framework, which in its section 2 established that the rates corresponding to hydrocarbon and mining exports shall not exceed 8% of the taxable amount or the official FOB price. See Note 34.j.

•	Exports of LNG

On December 5, 2019, Regulation No. 329/2019 issued by the Under-Secretariat of Hydrocarbons and Fuels was published in the BO. Under this Regulation, LNG was included in the list of products established in Resolution No. 241/2019, which require the registration of operations prior to their export. In order to obtain the registration and authorization to export, LNG exporters must submit evidence to the SE that they have offered the opportunity of acquiring such products to potential domestic market agents which might be interested in such transaction.

Likewise, LNG exports are subject to the provisions of Law No. 27,541 on Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework, which in its section 52 established the rates for hydrocarbon exports. On May 19, 2020 Decree No. 488/2020 was published in BO which regulates these aliquots, including LNG. See Note 34.e.

•	Trust Fund to finance natural gas imports

On November 27, 2008 through Decree No. 2,067/2008, a trust fund was created to finance imports of natural gas for injection into the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) various tariff charges paid by users of regular transportation and distribution services, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that can be agreed upon with national or international organizations; and (iii) the specific contributions assessed by the SE on participants in the natural gas industry. This Decree has been subject to diverse legal claims, and judges from all over the country have issued precautionary measures to suspend its effects, based on the violation of the principle of legality in tax matters. On November 8, 2009, ENARGAS published Resolution No. 1,982/2011 that adjusted the tariff charges established by Decree No. 2,067/2008 to be paid by users starting on December 1, 2011.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

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

Under this regulation, gas producing companies were invited to file projects to increase the total injection of natural gas (“the projects”) with the Commission, in order to receive a price of US$ 7.50/MBtu for all gas injected in excess. The Projects would comply with minimum requirements established in Resolution No. 1/2013, and would be subject to approval consideration by the Commission. The Projects had a maximum term of five years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for a certain month, did not reach the committed production increase of its project approved by the Commission, it would have to compensate its failure to achieve the minimum Total Injection (according to the definition established in Resolution No. 1/2013 of the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National) committed to their Project. A similar program provided for Resolution No. 60/2013, regulated by Resolution No. 83/2013, called Natural Gas Additional Injection Stimulus for Companies with Reduced Injection” established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under this Resolution. The price to be paid under the program established in Resolution No. 60/2013 varied between US$ 4.00/MBtu and US$ 7.50/MBtu, according to the highest production curve reached by the beneficiary company under the program.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

On September 29, 2015, Resolution No. 185/2015 was published in the BO, which regulated the so-called Natural Gas Injection Stimulus for Companies without Injection in favor of those producers which did not have a previous record of natural gas injection. The beneficiary companies received compensation resulting from the difference between US$ 7.50/MBtu and the price received for the sale of the natural gas in the market. The natural gas that received this compensation was only natural gas originating in areas whose production rights had been acquired from companies registered with one of the 2 previous programs and provided that during the period in which the transferor company had calculated its “base injection”, according to its program, the injection of the area operated by the current beneficiary –transferee– would have been void.

On May 20, 2016, Decree No. 704/2016 was published, whereby the debt converted into pesos under the Stimulus Plan for Surplus Natural Gas Injection, the Stimulus Plan for Natural Gas Injection Program for Companies with Reduced Injection and those derived from the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement taking into account the exchange rate in force at the end of each period, and BONAR were granted in dollars at an annual interest rate of 8% maturing in 2020 (“BONAR 2020 US$”) for the cancellation thereof.

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

The debt amount was determined as follows: 85% of the dollar amount will be calculated according to the exchange rate at the time of the injection (“Program exchange rate”) and 15% of the dollar amount but devalued (multiplied by the quotient between the Program exchange rate and the exchange rate corresponding to the payment dates of the compensation resolutions already issued or the date of publication of Resolution No. 97/2018, as applicable). The debt began to be canceled as of January 2019 in 30 monthly and consecutive installments, in Pesos, at the monthly average reference rate set forth in the Communication A 3500 of the BCRA (Wholesale) of the month preceding each installment.

On May 3, 2018, the Group adhered to the aforementioned Procedure.

As a consequence of the foregoing, as of December 31, 2018, the Group recorded a profit of 804 included in the item “Net financial results”.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the fiscal year 2019 was published. Section 55 thereof authorized the issue of public debt instruments for up to US$1,600 million, for the cancellation of compensations for the fiscal year 2017 (in accordance with the provisions set forth in Resolution No. 97, dated March 28, 2018 of the former MINEM).

SGE Resolution No. 54/2019, was published on February 21, 2019, which partially amended Resolution No. 97/2018, adjusting it to the payment method defined in article 55 of Law No. 27,467. It established, among other things, that in order to request cancellation under this mechanism, beneficiary companies are required to express their consent within 10 days of notification, and that, upon accession to the aforementioned cancellation mechanism, they had to waive any rights, actions or claims in relation to the programs, the administrative compensation acts and the payment orders that were issued.

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

On March 1, 2019, the Company presented its accession letter to the SGE in compliance with SGE Resolution No. 54/2019.

After the “Natural Gas Programs” Bonds were credited in April 2019 to the escrow account designated by YPF for a total amount of US$ 758.8 million, as of the date of issuance of these consolidated financial statements, YPF received payment of the 25 installments for a total amount of US$ 657.5 million.

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

The submission of new projects, which had to be approved by the Hydrocarbon Resources Secretariat, might obtain a stimulus price of US$ 7.50/MBtu. Moreover, the “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has been abolished, but any projects submitted under such program which were pending approval were evaluated under the “Natural Gas New Projects Program”.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

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

On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the BO, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate investments in natural gas from non-conventional reservoirs in the Neuquina basin, and in effect as of its publication until December 31, 2021. The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina Basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the SRH. The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional natural gas. The minimum prices established by the Resolution are US$ 7.50/MBtu for 2018, US$ 7.00/MBtu for 2019, US$ 6.50/MBtu for 2020 and US$ 6.00/MBtu for 2021. The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

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

c)

A requirement to qualify for the Program is included, that is, that the investment plan submitted for each concession reaches a yearly mean production, in any consecutive period of 12 months before December 31, 2019, equal to or higher than 500,000 m3/day, and the obligation to reimburse the amounts of the compensation received (updated to reflect interest) corresponding to the concessions that do not reach the above mentioned production level, with the possibility that the SRH may require filing a surety bond to guarantee the eventual reimbursement of the compensation received by the participating companies, and retaining the power to suspend payments if such bond is not submitted.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

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

a)

makes incentives applicable to adjacent concessions which are operated in a unified manner and meet the following requirements: having a common investment plan; being operated jointly by using, substantially, the same surface facilities; in case of co-ownership, all concessions having the same share and any share assignment being carried out jointly and simultaneously by all shares.

b)

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

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the fiscal year 2019, established in its section 58 the creation of a guarantee trust for contingent liabilities of the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs created by Resolution No. 46 dated March 2, 2017 issued by the former MINEM in order to guarantee up to 30% of the obligations that might arise under the program from January 1, 2019.

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

For identical reasons, on December 27, 2019, the Company lodged appeals for reconsideration against SGE Resolutions No. 608 (April 2018), No. 620 (payment adjustment for the months of August and September, 2018) and No. 712 (July 2019), requesting the Court to sustain the appeals and to proceed to estimate the economic compensations to be paid based on the volumes requested by YPF.

In relation to the Aguada Pichana Este Concession, on October 9 and 10, SGE Resolutions No.345 (covering from October 2018 to January 2019, but only challenged for the month of January 2019), No. 360 (February 2019), No. 366 (March 2019), No. 361 (April 2019) and No. 522 (May 2019) were challenged on the grounds that they established the payment of temporary compensations to YPF considering as a cap the volume of the production included declared at the time of joining the Program.. Also, on December 27, 2019, Resolution No. 722 (July 2019) was also challenged based on the production included initially declared by YPF at the time of joining the Program.

With regard to the Aguada Pichana Oeste - Aguada de Castro Concession, on October 9, 2019, SGE Resolutions No. 342 (November/December, 2018), No. 351 (January 2019), No. 352 (February 2019), No. 350 (March 2019) and No. 353 (April 2019) were challenged on the grounds that they ordered the payment of temporary compensation to YPF considering as a cap the volume of production included declared at the time of joining the Program.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

Regarding La Ribera I and II Concession, on October 10 SGE Resolutions No. 390 (April 2019), No. 497 (May 2019) and No. 516 (June 2019) were challenged as they ordered the payment of temporary compensation to YPF considering as a cap the volume of production included declared at the time of joining the Program. Likewise, on December 27, 2019, Resolution No. 711 (July 2019) was challenged, because the compensation was calculated based on the production initially declared by YPF at the time of adhering to the program.

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

On June 23, 2020, YPF answered the request from the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén, requiring YPF to submit a readjustment proposal for the Investment Plan corresponding to La Ribera I and II concession area for the whole period covered by the Investment Plan (2018-2021). Based on the impact that the new Coronavirus (COVID-19) and the quarantine enacted as a consequence thereof has had on the Company and its activities, YPF stated to such entity that is impossible for it to make a comprehensive readjustment proposal of the Investment Plan and required the approval of its readjustment as originally requested.

On September 1, 2020, a request for the temporary suspension of the Program related to La Ribera I y II concession, effective from January 1, 2020, was submitted to the Under-Secretariat of Hydrocarbons of the SE, and that such suspension be notified to the Under-Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén, in its capacity as Provincial Enforcement Authority of the Program. This temporary suspension was requested both in relation to the performance of the Investment Plan, as well as to the payment of compensations for the production during 2020, until a new plan in line with the current market may be elaborated for the remaining term until the end of 2021.

As of the date of issuance of these consolidated financial statements, neither the Under-Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén nor the Under-Secretariat of Hydrocarbons of the SE have answered the requests filed by YPF.

On December 2, 2020, YPF requested the SE to remove it from the concessions under the Program created by Resolution 46-E/2017, including La Ribera I and II and Estación Fernandez Oro, in both cases from January 1, 2020.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•	Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme 2020-2024 (“GasAr Plan”)

Decree No. 892/2020

On November 16, 2020, Decree No. 892/2020 was published in the BO, which:

a)	Declared the promotion of Argentine natural gas production to be of public interest and a key objective.

b)

Approved the plan for the promotion of Argentine natural gas production – supply and demand scheme 2020-2024” (“GasAr Plan”) based on a competitive system at the TSEP and the voluntary participation of producing, distribution and sub-distribution companies making direct acquisitions from producing companies and CAMMESA.

c)

Authorized the SE to make the necessary adjustments and changes for the implementation of the GasAr Plan, in its capacity as enforcement authority, and to instrument the plan for the supply of gas volumes, the terms and natural gas maximum reference prices at the TSEP, applicable to contracts between suppliers and users entered into under the GasAr Plan, ensuring the free pricing and price transparency.

d)	Incorporated the following guidelines, criteria and basic conditions:

i. Volume: It shall be for a total minimum volume of 70,000,000 m3/d for the 365 days of each calendar year of the Plan term. This minimum volume may be modified by the SE in order to ensure the optimum supply of the demand, and may also be extended for successive winter periods and/or for the volumes to be included in the extended periods of the Plan, if any.

ii. Term: The initial term is 4 years. This term may be extended based on its evaluation. For offshore projects a longer term of up to 8 years in the aggregate may be contemplated.

iii. Exports: Participating producing companies may be offered preferential conditions for exports under firm conditions for up to a total volume of 11,000,000 m3/d during the non-winter period. These conditions may apply both to exports of natural gas through pipelines and to its liquefaction in the country and its subsequent export as LNG.

iv. Supply and demand procedure: Individual contracts resulting from the scheme will be negotiated through an auction, bidding or similar mechanism, to be designated by the SE.

v. Demand aggregation: a mechanism will be guaranteed to allow the natural gas requirements of the Priority Demand and power plants to be satisfied in non-winter periods.

vi. Coordination with incentive programs: Efforts will be made to consolidate the scheme with natural gas promotion plans established under Resolutions No. 46, 419 and 447 dated March 2, and November 1 and 16, 2017, respectively.

vii. National added value and investment plans: It will comply with the principle of full and successive use, at local, regional and national level, of the facilities in terms of employment, direct provision of goods, processes and services by Small and Medium-Sized Enterprises and regional companies, as well as goods, processes and services of domestic industry, technology and labor. In addition, a monitoring and penalty system will be implemented by the SE jointly, federally and collaboratively with the Ministry of Productive Development, the Ministry of Science, Technology and Innovation, the provinces adhering to the mentioned scheme and workers’ organizations.

viii. Miscellaneous: Other aspects will be contemplated which, at the SE’s discretion, might be convenient to ensure the supply of natural gas on a predictable basis and fair, reasonable and affordable tariffs for the demand.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

e)

The Argentine Government may decide to assume the monthly payment of the portion of the price of natural gas at the TSEP in order to mitigate the impact of the cost of the natural gas to be transferred in accordance with Section 9.4.2 of the Basic Rules for License Distribution. The SE is instructed to issue new regulations relative to the discussion and debate of natural gas tariffs, as well as their appropriate weighing, which may include, if applicable, mechanisms for community participation aimed at determining the amount the Argentine Government may pay without altering the regulatory powers in relation to natural gas transportation and distribution tariffs. ENARGAS shall issue all administrative acts required to comply with the provisions of this decree.

f)	IEASA and CAMMESA, shall provide all the technical assistance required by the SE for the implementation of the scheme to be adopted.

g)

Resolution No. 80/2017 (which authorized CNG service stations to freely choose to acquire natural gas directly ‘either from the producer, seller or distributor) and No. 175/2019 (which allowed General Service P Group III users the possibility of contracting natural gas not only from the producer or seller, but also from the distributor) are repealed.

h)

In the event of access restrictions to the MULC preventing the repatriation of direct investments and their income, and/or the payment of interest or principal corresponding to foreign financial debts, the BCRA shall establish appropriate mechanisms in order to facilitate access to that market for such purposes, when the funds have been entered through the MULC and are related to genuine operations since the entry into force of this Decree and are used to finance projects under the Scheme.

SE Resolution No. 317/2020

On November 24, 2020, SE Resolution No. 317/2020 was published in the BO, which provides, within the framework of Decree No. 892/2020, among other things, the following:

a)

A Public Tender was called for the effective award of the total minimum natural gas volumes of 70,000,000 m3/d for the 365 days of each calendar year under the scheme approved by Decree No. 892/2020; and an additional volume for each of the winter periods of years 2021 to 2024, included; in compliance with the approved Bidding Terms and Conditions. Bids are scheduled to be submitted on December 2, 2020, and the award will take place on December 15, 2020. See Resolution No 391/2020 in this Note.

b)	Approved the standard agreement to be entered into by and between the producers and CAMMESA and instructs CAMMESA to execute the aforementioned contracts with natural gas producers.

c)	Approved the standard contract to be entered into by producers and distributors/sub-distributors.

d)

Approved the model waiver of the benefits granted under Resolutions No. 46 dated March 2, 2017, No. 419 dated November 1, 2017 and No. 447 dated November 16, 2017, all of them issued by the former MINEM.

SE Resolution No. 354/2020

On December 2, 2020, SE Resolution No. 354/2020 was published in the BO, which will become effective upon the commencement of the contracts under the GasAr Plan. This Resolution seeks to minimize supply costs, specify CAMMESA’s scope of action as the Body Responsible for the Dispatch (OED, for its acronym in Spanish) for the implementation of the GasAr Plan, and in particular, in relation to section 65 and subsequent ones of the aforementioned Plan, and regarding the fuel self-supply obligation that generating agents might have in compliance with the regulatory framework. It also established that CAMMESA’s dispatch should prioritize the use of the total firm volumes agreed under such plan, after taking the necessary volume for IEASA to fulfill the TOP obligations established in the contract in force with Plurinational State of Bolivia.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

SE Resolution No 391/2020

On December 16, 2020, SE Resolution No. 391/2020 was published in the BO, which:

•

Approved the tender procedure implemented for the National Call for Bids for the award of a total minimum volume of natural gas of 70,000,000 m3/d in compliance with the scheme approved by article 2 of Decree No. 892 and an additional volume for each of the winter periods of years 2021 to 2024, included, called under Resolution No. 317.

•	Awarded the natural gas volumes and approved natural gas prices at the Transportation System Entry Point (TSEP) corresponding to the awarded volumes.

•

Declared vacant the National Public Tender called by SE Resolution No. 317/2020 regarding the Noroeste Basin (NOA) and assigns the remaining volume to the Neuquina Basin in compliance with Decree No. 892/2020.

•	Established that contracts whose standard forms were approved under sections 3 and 4 of SE Resolution No. 317/2020 shall be subscribed and effective prior to January 1, 2021.

•

Notified bidders of the National Call for Tenders relative to the Plan for the Promotion of Argentine Natural Gas Production – Supply and demand scheme 2020-2024 and distributors and sub-distributors that had adhered to the Supply and Demand Scheme established in Decree No. 892/2020 and CAMMESA.

Under the aforementioned Resolution, the SE orderer the approval of the Tender and the award of natural gas volumes to the bidders, awarding YPF an annual gas supply volume of up to 7,628.5 Mm3 (20.9 Mm3/d, the total amount offered in the auction, all corresponding to the Neuquina Basin). Of the total volume committed, approximately 56% will be used to cover part of the demand from power plants through CAMMESA and the remaining 44% will be used to supply the priority demand of distribution companies. Separately, the awarded price was 3.66 US$/MBtu, which considering the volume subject to compensation under the Non-Conventional Gas Production Stimulus Program approved by Resolution No. 46-E/2017 issued by the former MINEM for the concessions in which the Company maintains in the Program (Aguada Pichana Este and Aguada Pichana Oeste-Aguada de Castro), results in an estimated present value price of 3.21 US$/MBtu.

SE Resolución No. 447/2020

On December 30, 2020, SE Resolution No. 447/2020 was published in the BO, which:

•	Approved a new allocation of volumes, and therefore distributors/CAMMESA and producers should execute the contracts (in subsititution for the previous one approved by SE Resolution No. 391/2020)

•

Repealed sections 4, 5 and 7 of Resolution No. 34/2016 related to the supply of CNG to CNG stations, and established that from the effective date of the Gas Scheme 2020-2024 distributors would not acquire gas to be sold to CNG stations and that such supply would be provisionally carried out until March 31, 2021 by IEASA.

•

Modified the price bidding model for distributors regarding sales price (explaining that the price shall be at each given time the price specified in the effective tariff scheme), late payment, interest (eliminating the paragraph that provided for priority interest payment) and the applicable law and jurisdiction (establishing that the parties have the choice to resort to arbitration at the Stock Exchange or the ICC or the federal courts sitting in the City of Buenos Aires).

•

Established that in order to ensure compliance with their payment duties under the gas purchase agreements, distributors should deposit the sums of money received each month for the gas in a bank account which does not allow its use for disbrusements of any other kind.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•

Called upon the Ministries of Productive Development and Science, Technology and Innovation, the provinces adhering to the scheme and workers’ and employers’ organizations to form part of the Argentine Value Added Round Table (Mesa de Trabajo del Valor Agregado Nacional) in order to build a collaborative environment for the monitoring, control and penalty (as provided for in article 4 paragraph g of DNU No. 892) and established that any default would be subject to penalties such as warning, warning with a remedial period and proportional reduction of the compensation received from the Argentine Government. In addition, it extends for 30 calendar days the term for producers to submit their supply plan.

On February 18, 2021, SE Resolution No. 117/2021 was published in the BO, calling a Public Hearing for March 15, 2021 in order to determine the portion of the natural gas price at the TSEP which the Argentine Government will pay under the GasAr Plan through the Webex platform.

On February 22, 2021, SE Resolution No. 129/2021 was published in the BO, launching, within the framework of such Secretariat, a National Call for Public Tenders – “National Call for Public Tenders Round 2 – Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme 2020-2024” for the award of natural gas volumes in addition to those awarded under SE Resolution No. 391/2020 corresponding to the Neuquina and Austral basins, for each of the winter periods of years 2021 to 2024. The Bidding Terms and Conditions and the standard contract with IEASA are approved and the submission and opening of tenders is scheduled for March 2, 2021.

On February 23, 2021, ENARGAS Resolution No. 47/2021 was published in the BO, calling a Public Hearing for March 16, 2021 for the purpose of considering: i) the Transition Tariff Regime – Decree No. 1,020/2020; and ii) the Public Hearing to be held as provided for in ENARGAS Board Resolutions No. 271/2020 to 276/2020 by virtual means from the City of Buenos Aires.

On February 23, 2021 SE Resolution No. 125/2021 was published in the BO, implementing the electronic issuance of tax credit certificates as security, under the securities system established in Item 40 of Annex to Decree No. 892/2020 for the purpose of securing the payment of the compensation to be borne by the Argentine Government defined in Item 33 of the aforementioned Annex, and in compliance with the provisions of Section 89 of Law No. 27,591.

•	Law No. 27,591 (Budget Act 2021)

On December 14, 2020, Law No. 27,591 was published in the BO approving the budget for fiscal year 2021, which provides as follows:

•	Regularization of debts with CAMMESA:

The SE shall establish a scheme for electric power distributors to regularize their debts accrued with CAMMESA up to September 30, 2020. The scheme to be created should contemplate differentiated criteria making a difference between the origin and the development of the debt of each distributor, the average social situation of its users, the provinces and municipalities, and the best impact on public service.

The scheme may recognize up to 5 times the distributor’s monthly average invoice or up to 66% of the debt. The debt balance may be cancelled through a payment plan of up to 60 monthly installments, a 6-month grace period and an interest rate equal to 50% the current rate at the WEM. The SE may execute individual agreements with each distributor.

Under such plan, mechanisms promoting investments may be agreed for the purpose of improving the service or reducing the debt of vulnerable users.

Electricity distribution companies which are WEM agents will be obliged to transfer the foregoing recognition conditions and plans to electricity distribution cooperatives which are not WEM agents and which are supplied with energy and power in block for their subsequent distribution to end users. If not possible, the SE will establish the modality for transferring the credit and/or payment plan granted to distribution cooperatives which are not WEM agents.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

A special credit regime was established for distributors, administrations or provincial companies distributing electricity, irrespective of their corporate type, which as of September 30, 2020 have no outstanding debt, or have a debt considered reasonable with CAMMESA and/or the WEM. Such credits are equivalent to 5 times the average monthly bill of 2020, the provincial authorities being allowed to use them for the benefit of users and consumers of the public electricity service, for the automatic cancellation of payment obligations with CAMMESA and/or for investment in electric power infrastructure works allowing to improve the quality or the extension of the service in their respective jurisdictions.

•	Other incentives for natural gas producers:

The Ministry of economy was instructed, through the SE, to regulate the conditions for the granting of incentives to natural gas producers which comply with the requirements established within the framework of the plans for the promotion of production and investment in natural gas extraction implemented by the SE, through the payment of a compensation and the issuance of tax credit certificates as security (“certificates”), applicable to the cancellation of tax liabilities with the AFIP, plus compensatory and/or penalty interest, fines and other charges.

The AFIP will establish the procedure for applying the certificates issued electronically and in foreign currency, which will be converted into currency of legal tender at buyer exchange rate, as quoted by the BCRA at the close of business on date preceding its effective use.

Certificates to be issued to producing companies shall be for up to the amount of the compensations they are entitled to receive under the plans for the promotion and investment in natural gas extraction implemented by the SE, and may be used by the companies if the payment term for the compensations expires unpaid.

The compensation will be charged to the income tax.

In addition, the Cabinet Chief was authorized to make budget reallocations as shall be required to implement “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” created by MINEM Resolution No. 46-E/2017 (section 102).

•	Fuel imports for power generation:

An exemption from the tax on liquid fuels and carbon dioxide was established for gas oil and diesel oil imports and their sale in the domestic market, for up to a volume of 800,000 m3, carried out in 2021 with the purpose of compensating the demand peaks of such fuels that could not be supplied by local production and to be used in power generation.

•	Renewable energies:

The fiscal quota for fiscal year 2021 was fixed at 18,500 million, to be allocated to the fiscal benefits provided for in section 9 of Law No. 26,190 for the promotion of renewable energies corresponding to projects approved by the enforcement authority effectively commenced prior to December 31, 2017 (section 29). Fiscal quotas not used in previous years are automatically transferred to fiscal year 2021.

In addition, a fiscal quota of 300 million was approved in order to be allocated to a fiscal credit for up to 50% of the cost of the fossil fuel replaced with the distributed generation system, within the framework of the Regime for the Promotion of Distributed Generation of Renewable Energy Integrated to the Public Power Network.

•	Decree 1,053 / 2018:

Decree No. 1,053 / 2018 is repealed, as described in Note 34.f.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•	Natural gas sales for electricity generation

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

On February 27, 2020, SE Resolution No. 31/2020 was published in the BO, by means of which, the National Government set new remunerative values for the sale of energy and non-contractualized power. The values of the aforementioned remunerations, previously nominated in dollars, are set in Argentine pesos and will be updated on a monthly basis according to the CPI and IWPI published by the INDEC. This resolution shall enter into force and apply to transactions conducted starting in February 2020.

•	Remuneration of generators

On April 8, 2020, by means of a letter, the Secretary of Energy instructed CAMMESA to postpone until further notice, the implementation of Annex VI – Inflation adjustment of the values established in Argentine Pesos, of SE Resolution No. 31/2020 regarding the remuneration of generators.

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

Gas distribution tariffs have been established in the License and are regulated by ENARGAS.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•	Distribution License

The License authorizes Metrogas to provide the public distribution service for a term of 35 years. The Gas Law provides that Metrogas may request from ENARGAS a License renewal for an additional term of 10 years upon the expiration of the original 35 year-term. ENARGAS will then evaluate Metrogas’ performance and make a recommendation to the PEN. Metrogas is entitled to the renewal of its License unless the ENARGAS proves that it has not substantially performed all of its obligations under the Gas Law, the respective regulations and decrees and the License.

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

The License may be revoked by the Argentine Government, upon recommendation from the ENARGAS, in the following cases:

a)	Serious and repeated failure by Metrogas to meet its obligations.

b)	Total or partial interruption in the uninterruptible service for reasons attributable to Metrogas for a term exceeding the periods set forth in the License in one calendar year.

c)

Sale, disposition, transfer and encumbrance of Metrogas Core Assets, without the prior authorization of the ENARGAS, except where the said encumbrance is used to finance extensions and improvements to the gas pipeline system.

d)

Bankruptcy, dissolution or liquidation of Metrogas. The bankruptcy proceedings did not affect the normal course of Metrogas operations, and therefore, could not be the reason for the revocation of the Metrogas License.

e)

Ceasing the provision of the services provided for in the License, or the attempt to unilaterally assign or transfer, in whole or in part (without the previous authorization of the ENARGAS), or the waiver of, other than as permitted.

f)

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•	Tariff renegotiation

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

On December 23, 2019, Law No. 27,541 was published in the BO, which empowered the PEN to maintain natural gas tariffs under its federal jurisdiction and to initiate a renegotiation process of the current RTI or to initiate an extraordinary revision pursuant to the terms of Laws No. 24,065 and No. 24,076 and other related regulations, from the date such law entered into force and for a maximum term of 180 days, seeking a real reduction of the tariff burden on households, businesses and industries for the year 2020. Also, the Law established that the PEN had administrative powers to intervene the ENARGAS for a term of 1 year.

As regards the energy sector, under Section 5 of the Social Solidarity Law the PEN was empowered to maintain electricity and natural gas tariffs under its federal jurisdiction and to begin a renegotiation process of the current RTI or to start an extraodinary review pursuant to the terms of Laws No. 24,065, and No, 24,076 and other related regulations, from the date the Social Solidaity Law became effective and for a maxiumum term of one hundred and eighty (180) days, seeking a reduction of the actual tariff burden on households, businesses and industries for the year 2020. Also, the Law established that the PEN had administrative powers to intervene the ENARGAS for a term of one (1) year. On June 19, 2020 the Need and Emergency Decree (“DNU”) No. 543/2020 was published in the BO, extending the term established in the aforementioned Section 5 of the Social Solidarity Law from its expiration and for an additional term of 180 calendar days, thus extending the PEN’s power to keep electricity and natural gas tariffs unchanged until the end of 2020.

On March 17, 2020, Decree No. 278/2020 was publised in the BO, ordering the intervention of the ENARGAS until December 31, 2020, in compliance with Section 6 of Law No. 27,541, which was extended by Decree No. 1,020/2020 for a term of 1 year from its expiration or until the RTI shall be completed.

On December 17, 2020 Decree No 1,020/2020 was published in the BO, determining the start of the RTI for public utilites providing electricity and natural gas transportation and distribution services under federal jurisdiction. In general terms, Decree No. 1,020/2020 provides that:

•	The review term must not exceed 2 years from the date the Decree was passed.

•

As in previous cases, even though the RTI process will conclude with the execution of a Final Memorandum of Agreement (“Final Agreements”) which will initiate a new tariff period according to each regulatory framework, during the review period provisional adjustments of tariffs or consumption segments may be agreed (“Provisional Agreements”).

•	Both the Final Agreements and the Provisional Agreements must be formalized through Memorandums of Agreement signed by:

(a)	concessionaires and licensees, and

(b)	the heads of ENARGAS and the ENRE, and

(c)	the Minister of Economy ad referendum of the PEN.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

•	The decree establishes that if it were not feasible to reach an agreement, the Regulatory Authorities will propose, ad referendum of the PEN, the new tariff framework to be applied.

•	It extends the freezing term of electricity and natural gas tariffs for a 90-day term or until the new provisional tariff schemes agreed under Provisional Agreements shall become effective.

•

It extends the intervention of the ENARGAS and the ENRE for a term of one year since its expiration or until RTI has been completed. During the intervention, EDENOR and EDESUR shall be subject to the authority of the ENRE, thus extending the one-year term provided for in the Social Solidarity Law.

i.	Tariff schemes

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

On June 24, 2019, SGE Resolution No. 336/2019 was published, establishing the deferral of payment for residential users of natural gas and undiluted propane gas through networks of 22% in invoices issued from July 1, 2019 to October 31, 2019, was recovered from regular invoices issued from December 1, 2019 and for five monthly, equal and consecutive periods. This Resolution also determined that the financial cost of such deferral (calculated in respect of the original payment due dates of the invoices and the due dates of the invoices in which each recovery fee is included) would be assumed by the National Government as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers, applicable, to such end, at the rate for 30- or 35-day deposits of 20 million Pesos or higher, known as TM20, published by the BNA. On July 3, 2019, ENARGAS Resolution No. 359/2019 was published, instructing Licensees of the Natural Gas Distribution Service to apply the deferral established by SGE Resolution No. 336/2019, and in accordance with the commercial guidelines set forth in ENARGAS Resolution No. 359/2019.

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

On September 4, 2019, SGE Resolution No. 521/2019 was published, which, among its most relevant aspects, provided: i) to defer the semi-annual adjustment of the margins of natural gas transportation and distribution, scheduled for October 1, 2019, to January 1, 2020; ii) to compensate the licensees of the natural gas transportation and distribution service by reviewing and adapting - in the exact incidence- their mandatory investments; iii) to include in the deferral the rates of undiluted propane through networks, which will be compensated, in the case of distribution licensees, by adapting mandatory investments, and in the case of sub-distributors, the compensation will be recognized to the suppliers of propane as a discount to be paid by the National Government; and iv) to defer the tariff adjustment due to the variation in the price of gas at the TSEP scheduled for October 1, 2019, to January 1, 2020.

Through ENARGAS Resolution No. 703/2019, new tarrif schemes were published for Metrogas effective as of November 1, 2019. These tariff schemes were based on i) the analysis and review of the accumulated daily differences of Metrogas between the periods “October 2018 - April 2019” and “April 2019 - October 2019” and ii) the adjustment of ENARGAS Resolution No. 694/2019 that resolved a conflict between Metrogas and Naturgy BAN S.A. Subsequently, on November 29, 2019, and after being noticed of material errors in ENARGAS Resolution No. 703/2019, new tariff schemes were published for Metrogas through ENARGAS Resolution No. 763/2019, effective as of November 29, 2019.

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

On April 27, 2020 the ENARGAS Resolution No. 27/2020 was published, repealing ENARGAS Resolution No. 72/2019. See Terms and Conditions for the distribution of natural gas through networks in Note 34.f

ii.	Procedure for the compensation of the lower revenues that the Distributors receive from their users for benefits and / or bonuses and for higher costs of unaccounted gas

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018 34. MAIN REGULATIONS AND OTHER (Cont.)

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

On October 19, 2020 SE Resolution No. 30/2020 was published in the BO, modifying the maximum benchmark prices for butane and propane producers and maximum benchmark prices of GLP in bottles of 10, 12 and 15 kg for fractionators, distributors and retailers, adjusting the prices established in Annexes I and II to Resolution No. 70/15, as amended, issued by the former Secretariat of Energy, establishing the subsidy amount per bottle effective from October 1, 2020.

On December 21, 2020, SE Resolution No. 392/2020 was published in the BO, establishing that compensations for the sale of LPG, paid by the Fiduciary Fund for Subsidies on Residential Gas Consumption (Law No. 25,565), will be equal to the subsidy amount per bottle established in Section 11.2 of the Household Program (“HOGAR”), thus derogating the tariffs established by article 3 of Resolution No. 230/2015. Therefore, the maximum price for the sale of LPG for residential use was adjusted for the regions covered by such subsidy (District of Malargüe, the Patagonian Region and “la Puna” Region”).

•	LPG commercialization in the domestic market

Decree No. 311/2020 established that the maximum reference prices for the sale of LPG in bottles, cylinders and/or bulk for domestic consumption will remain at the current prices for a period of 180 days. The Enforcing Authority shall define the mechanisms required to guarantee the approriate residential demand supply.

On April 18, 2020, Resolution No.173/2020 issued by the Ministry of Productive Development was published in the BO, establishing that the SE has to prepare a report on the normal commercialization volumes of LPG in bottles, cylinders and/or in bulk for domestic market consumption, the price of the Household Program (Programa Hogar) and the market price of the product in cylinders and/or bulk for residential consumption as of the date of publication of Decree No. 311/2020 and the mechanisms required to ensure the adequate supply of the residential demand. In addition, Resolution No. 173/2020 clarifies the LPG may fluctuate below the levels established in Decree No. 311/2020, when the pricing mechanisms for such fluid shall so allow.

34.j) Tax Regulations

•	Social Solidarity and Recovery of the Productive Sector Law

On December 23, 2019, Law No. 27,541 known as the “Social Solidarity and Recovery of the Productive Sector Law” was published in the BO, which declared a public emergency in economic, financial, tax, administrative, pension, tariff, energy, health and social matters. The major tax modifications are listed below:

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

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

Personal assets Tax

The Law established an increase in the tax rate applicable to shares and ownership interests—substitute taxpayer regime - from 0.25% to 0.50%.

Export duties

Section 52 of Law No. 27,541 provided that, export duties on hydrocarbon and mining exports shall not exceed 8% of the taxable amount or the official FOB price. In this regard, Decree No. 488/2020, published on May 19, 2020, establishled a floating rate for hydrocarbon export duties, ranging from 0% when the Brent price is equal to or below US$ 45/Bbl to 8% when it is equal to or above US$ 60/Bbl.

•	Extended Moratorium

On August 26, 2020, Law No. 27,562 on Social Solidarity and Recovery of the Productive Sector within the Public Emerency Framework was published in the BO, which declared the extension of the regularization regime of tax, social security and customs obligations originally established for Micro, Small and Medium-Sized Enterprises (MSMEs) under Law No. 27,541. The following are the main aspects contemplated under this law:

•

The moratorium applies to individuals and legal entities responsible for payment of taxes and social security contributions, excluding subjects (except for MSMEs, non-profit entities and small taxpayers) owning financial assets abroad and deciding not to repatriate at least 30% of such assets within 60 days from the date of accessing the regime (including shareholders who own at least thirty percent (30%) of the capital stock).

•	Obligations past due as on July 31, 2020 may be included.

•	A 15% deduction will apply to settlements in cash.

•	The number of installments may be 48, 60, 96 or 120, depending on the type of debt and taxpayer.

•	The first 6 installments will be subject to a 2% fixed monthly rate (BADLAR rate in Pesos at private banks from the seventh installment).

In addition, it establishes benefits for compliant taxpayers, taxpayers under the Small Taxpayer’s Regime (“monotributistas”) as well as for Micro and Small-Sized Entreprises.

Adherence to the plan, which expired on October 31, 2020, was extended to November 30, 2020 by Decree No. 833/2020, and then to December 15, 2020 by Decree No. 966/2020.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

34.k) BCRA Communications

The regulations issued by the BCRA that are most relevant to the Group are described below:

•

Communication “A” 7,030, dated May 28, 2020 and complementaries: the BCRA established that for a financial institution to give a client access to the MULC (Sole and Free Exchange Market) for the payment of imports of goods and services, payments of principal and interest of offshore debts, and payment of dividends and profits, among other things, BCRA’s prior approval is required, or else a sworn statement must be received from the client, which the entities shall check for consistency with the data existing in the online system established by the BCRA, with respect to the fulfillment of the following requirements:

•	The client’s total holdings in foreign currency are deposited in a local bank account and it does not have available foreign liquid assets; and

•

The client agrees to settle through the official market, within 5 business days after they are made available, any proceeds received from abroad from the collection of loans granted to third parties, collection of a time deposit, and collection of the sales price of any other asset, provided such asset shall have been acquired, or the deposit made, or the loan granted after May 28, 2020.

In addition, it establishes that the BCRA’s prior approval is required to access the MULC for the following purposes (i) making advance payments of imports of goods or the repayment of principal of debts for the import of goods, and (ii) repayment of principal of offshore debts where the creditor is a related party of the debtor. Originally, this requirement expired on June 30, 2020, but it was repeatedly deferred and Communication “A” 7,151, dated May 29, 2020, extended the term until and including December 31, 2020.

•

Communication “A” 7,106, dated September 15, 2020: the BCRA established that private sector companies with scheduled principal maturities between October 15, 2020 and March 31, 2021 pursuant to debts with an offshore creditor, other than a related party, may access the MULC if they file with the BCRA a refinancing plan that meets the following criteria: (i) the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount becoming due, and (ii) the remaining principal must be refinanced with a new offshore debt with an average life of at least 2 years. The foregoing shall not apply to debts with international organizations or associated agencies thereof or secured by them, nor to loans granted to the debtor by official credit agencies or secured by them; or when the amount for which access to the foreign exchange market is requested for repayment of principal under such debt does not exceed the amount of 1 million United States dollars per calendar month.

•

Communication “A” 7,133, dated October 9, 2020: the BCRA established that a debtor may access the MULC to repay principal above the 40% threshold set out under Communication “A” 7,106, to the extent such debtor settles currency in the MULC as from October 9, 2020 in an amount equal to or higher than the excess over such 40% on account of (i) offshore debts, (ii) issuance of debt securities publicly registered abroad or, (iii) issuances of debt securities publicly registered in Argentina denominated in foreign currency, that meet the conditions set forth in the exchange regulation applicable to these issuances.

As regards debt securities publicly registered in Argentina or abroad, issued as from October 9, 2020 with an average life of at least 2 years and the delivery of which to the creditors has allowed meeting the parameters provided for in the refinancing plan required under the aforementioned regulation, the requirement to settle in foreign currency in order to access the exchange market for the repayment of their principal and interest shall be deemed met.

•

Communication “A” 7,196, dated January 6, 2021: the BCRA authorized the application of foreign currency proceeds from exports of goods and services to the repayment of principal and interest of publicly registered debt securities issuances as of January 7, 2021, to the extent that:

i.	Such issuance is made under (i) an exchange of debt securities, or (ii) the refinancing of foreign financial debt whose final maturity is scheduled between March 31, 2021 and December 31, 2022; and

ii.	Considering the transaction as a whole, the average life of the new debt is at least 18 longer than the maturities being refinanced.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

It also established that proceeds from debtor’s exports of goods and services may be deposited in foreign and/or Argentine accounts in order to guarantee the payment of maturities of the new foreign debts provided for in item 1 of Communication “A” 7,123 and that shall have entered the exchange market and been settled through it as from January 7, 2021. This option will be available until the amount in the account reaches 125% of the principal and interest payable in the current month and the following 6 calendar months, according to the schedule of maturities agreed with the creditors. Funds in excess of such amount must be entered into and settled through the foreign exchange market subject to the terms set forth in general regulations on this matter.

Additionally, residents may access the local foreign exchange market -under certain terms- for the posting of guarantees related to debts incurred as of January 7, 2021 that are included in item 1 of Communication “A” 7,123, or to local trusts created to guarantee the payment of principal and interest of such debts, for the acquisition of foreign currency applied to the constitution of guarantees in foreign currency accounts related to the amounts due in the debt contracts.

In addition, the issuance of debt securities denominated in foreign currency issued as of January 7, 2021, to refinance pre-existing debts shall be considered, for purposes of accessing the exchange market for payments of principal and interest on such securities, to have complied with the requirement of settlement in foreign currency for an amount equal to: i) the refinanced principal amount, ii) the interest accrued until the refinancing date and, iii) to the extent the new debt securities do not schedule principal maturities before 2023, an amount equivalent to the interest that would accrue until December 31, 2022.

•

Communication “A” 7,230, dated February 15, 2020: the BCRA extended the term of application of the provisions provided by Communication “A” 7,106 to a new period, between April 1, 2021 and December 31, 2021, and established new deadlines for submitting refinancing plans. Some exceptions were added to debt reached by this requirement when it relates to capital maturities of less than US$ 2 million per month, or debts incurred as of January 1, 2020 (i) whose funds have been entered and settled; or (ii) that constitute refinancing after said date, to the extent that the refinancing has allowed reaching the parameters required under the refinancing plan and (iii) the remaining portion of maturities of operations that were completed to comply with the refinancing plan, complying with its conditions. The impact of this communication is not significant for YPF and its subsidiaries. For its part, YPF EE (joint venture) has been reached by this communication by Class I NO whose principal is maturing on May 2021, for U$S 100 millon. The Management of said company considers that this communication will not have a negative impact.

34.l) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a)	CNV General Resolution No. 873

On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

•	For information to be filed on a quarterly basis:

i) the filing of financial statements of companies over which the issuer exercises control, joint control or significant influence may be replaced with the disclosure in a Notes to the financial statements of the issuer of such entities’ information, in compliance with the applicable rules and regulations in force for each case. If this option is exercised, the issuer will make available such financial statements, if so requested by the public.

ii) consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

•	Section 12 of Chapter II, Title IV of the Rules (N.T. 2013 as amended) was repealed.

•	Information required in Exhibits may be disclosed in Notes.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34.	MAIN REGULATIONS AND OTHER (Cont.)

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the Notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment
Exhibit B – Intangible assets	Note 7 Intangible assets
Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures
Exhibit D – Other investments	Note 6 Financial instruments by category
Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 7 Intangible assets Note 15 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 24 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 37 Assets and liabilities in currencies other than the Peso

b)	CNV General Resolution No. 622

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

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1 of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of December 31, 2020, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 18. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 b.1 of the aforementioned regulations.

c)	CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

iii.	AdeA S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

iv.	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

35.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2020, 2019 and 2018 and transactions with the mentioned parties for the years ended on such dates.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

35.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	2020				2019				2018
	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	12	641	484	—	12	587	114	—	2	461	428
MEGA	—	2,650	261	—	—	2,995	350	—	—	2,441	6
Refinor	—	577	75	—	—	956	123	—	—	770	5
Bizoy S.A.	—	—	—	—	—	17	—	—	11	—	—
Y-GEN I	—	—	—	—	—	—	—	—	—	2	—
YPF EE (1)	389	794	2,504	56	296	2,278	2,183	679	218	1,552	1,301
Petrofaro S.A.	—	—	—	—	—	6	—	—	—	267	151
OLCLP	79	7	168	—	56	59	70	—	1,884	—	—
Sustentator S.A.	—	—	2	—	—	—	—	—	—	—	—

	480	4,669	3,494	56	364	6,898	2,840	679	2,115	5,493	1,891

Associates:
CDS	—	144	10	—	—	1,063	—	—	—	518	—
YPF Gas	51	322	180	—	90	317	73	—	637	414	62
Oldelval	—	1	450	—	—	77	401	—	—	34	272
Termap	—	—	182	—	—	—	182	—	—	—	102
OTA	12	—	9	—	9	—	14	—	5	—	14
OTC	8	—	—	—	4	—	—	—	7	—	—
GPA	—	—	25	—	—	—	99	—	4	—	80
Oiltanking	—	1	304	—	—	—	198	—	21	—	147
Gas Austral S.A.	—	23	1	—	—	12	1	—	2	16	—

	71	491	1,161	—	103	1,469	968	—	676	982	677

	551	5,160	4,655	56	467	8,367	3,808	679	2,791	6,475	2,568

	2020			2019			2018
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint ventures:
Profertil	5,111	4,883	—	4,418	3,044	—	2,751	1,964	—
MEGA	12,408	2,281	—	10,672	1,854	—	8,150	438	—
Refinor	2,750	706	—	3,310	481	(16)	2,594	323	—
Bizoy S.A.	—	—	—	—	—	—	—	—	—
Y-GEN I	—	—	—	5	—	—	4	—	—
YPF EE (1)	3,647	5,184	—	5,016	3,862	—	2,064	1,548	47
Petrofaro S.A.	—	—	—	9	23	—	223	150	—
OLCLP	115	571	—	66	316	—	—
Sustentator S.A.	—	4	—

	24,031	13,629	—	23,496	9,580	(16)	15,786	4,423	47

Associates:
CDS	838	8	8	1,955	1	—	565	—	—
YPF Gas	2,401	345	3	2,217	252	162	1,608	104	217
Oldelval	57	2,893	2	238	2,192	—	103	1,167	—
Termap	—	1,309	—	—	1,302	—	6	666	—
OTA	2	76	—	1	80	—	1	47	—
GPA	—	1,176	—	—	845	—	—	363	—
Oiltanking	5	1,542	—	3	1,350	—	4	777	—
Gas Austral S.A.	223	—	—	206	1	—	199	—	—

	3,526	7,349	13	4,620	6,023	162	2,486	3,124	217

	27,557	20,978	13	28,116	15,603	146	18,272	7,547	264

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. Includes transactions following the loss of control over YPF EE. See Note 3.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

35.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Credits / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2020	2019	2018	2020	2019	2018
SGE	(1) (17)	12,607	26,223	26,978	—	—	—
SGE	(2) (17)	3,330	3,416	1,211	3,992	5,684	1,376
SGE	(3) (17)	228	155	282	234	657	347
SGE	(4) (17)	240	166	192	—	7	107
SGE	(5) (17)	625	475	—	150	475	—
SGE	(6) (17)	440	172	1,255	845	995	3,447
SGE	(7) (17)	6,126	4,417	3,535	—	361	4,149
Ministry of Transport	(8) (17)	2,802	2,056	3,044	4,515	5,923	9,192
Secretariat of Industry	(9) (17)	—	—	—	—	688	—
CAMMESA	(10)	7,098	627	3,822	26,054	6,650	18,029
CAMMESA	(11)	(983)	386	(444)	(5,678)	(3,778)	(3,272)
IEASA	(12)	5,998	5,041	4,326	10,992	11,994	7,600
IEASA	(13)	(2,640)	(505)	(745)	(1,650)	(462)	(1,156)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	6,009	5,033	3,454	4,641	16,036	8,710
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(15)	—	—	—	—	—	(21)
ANSES.	(16)	—	—	—	1,539	—	—

(1)	Benefits for the Stimulus Programs for the Additional Injection of Natural Gas.
(2)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the Household Program.
(5)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(6)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(7)

Procedure to compensate the payment of the accumulated daily differences on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. As of December 31, 2020, 1,887 have been charged to provision and 4,239 are disclosed net of liabilities with other natural gas producing companies. See Note 34.f.

(8)	The compensation for providing diesel to public transport of passengers at a differential price.
(9)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(10)	The provision of fuel oil and natural gas.
(11)	Purchases of energy. As of December 31, 2019, the Group had a credit balance for energy purchases.
(12)

Sale of natural gas and provision of regasification service in the regasification projects of LNG in Escobar. Likewise, for the ten months period as of October 31, 2018 it also included the regasification projects of LNG in Bahía Blanca.

(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel.
(15)	The purchase of miles for the YPF Serviclub program.
(16)	Income recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA.
(17)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14 and 20 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030, and Treasury Bills, classified as “Investments in financial assets”. See Note 6.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. During fiscal years 2020, 2019 and 2018, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 14,962, 21,595 and 14,295, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2020, 2019 and 2018 amounts to 6,462, 2,066 and 2,064, respectively. See Note 33.b.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

35.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Short-term employee benefits (1)	719	515	337
Share-based benefits	161	123	55
Post-retirement benefits	32	22	14
Termination benefits	242	—	—

	1,154	660	406

(1)	Does not include Social Security contributions of 182, 133 and 66 for the years ended December 31, 2020, 2019 and 2018, respectively.

36.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 211, 133 and 87 for the years ended December 31, 2020, 2019 and 2018, respectively.

ii.	Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs described was 4,231, 3,790 and 2,141 for the years ended December 31, 2020, 2019 and 2018, respectively.

iii.	Share-based benefit plan

Consistent with share-based benefit plans approved in previous years, the Board of Directors:

i)

at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2018 effective for 3 years from July 1, 2015 (grant date), with similar characteristics to existing plans.

j)

at its meeting held on May 10, 2016, approved the creation of a new share-based benefit plan 2016-2019 effective for 3 years from July 1, 2016 (grant date), with similar characteristics to the previously implemented schemes.

k)

at its meeting held on May 9, 2017, approved the creation of a new shared-based benefit plan for 2017-2020 effective for 3 years from July 1, 2017 (grant date), with similar characteristics to the previously implemented schemes.

l)

at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018 (grant date), with similar characteristics to the previously implemented schemes.

m)

at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019 (grant date), with similar characteristics to the previously implemented schemes.

n)

at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020 (grant date), with similar characteristics to the previously implemented schemes.

The amounts charged to expense in relation to the share-based plans, which are disclosed according to their nature, amounted to 541, 493 and 308 for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

36.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (Cont.)

During the fiscal years ended December 31, 2020, 2019 and 2018, the Company has repurchased 737,378, 411,623 and 250,795 of its own shares issued for an amount of 550, 280 and 120, respectively, and has delivered to the beneficiaries of the plan 769,312, 609,910 and 538,252 shares, respectively, for purposes of compliance with the share-based benefit plans. The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Acquisition cost of Treasury shares”, while the nominal value and its adjustment derived from the monetary restatement made under the Prior Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2020, 2019 and 2018, is as follows:

Plan 2015 - 2018

	2020	2019	2018
Amount at the beginning of the fiscal year	—	—	162,051
- Granted	—	—	—
- Settled	—	—	(155,385)
- Expired	—	—	(6,666)

Amount at end of fiscal year (1)	—	—	—

Expense recognized during the fiscal year	—	—	12
Fair value of shares on grant date (in dollars)	—	—	19.31

(1)	The life of the plan in 2018 was 7 months.

Plan 2016 - 2019

	2020	2019	2018
Amount at the beginning of the fiscal year	—	183,080	393,972
- Granted	—	—	—
- Settled	—	(180,478)	(189,303)
- Expired	—	(2,602)	(21,589)

Amount at end of fiscal year (1)	—	—	183,080

Expense recognized during the fiscal year	—	21	54
Fair value of shares on grant date (in dollars)	—	16.99	16.99

(1)	The life of the plan in 2019 was 7 months, whereas the remaining life as of December 31, 2018 was 7 months.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

36.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (Cont.)

Plan 2017 - 2020

	2020	2019	2018
Amount at the beginning of the fiscal year	183,201	375,552	644,949
- Granted	—	—	—
- Settled	(179,160)	(182,445)	(193,564)
- Expired	(4,041)	(9,906)	(75,833)

Amount at end of fiscal year (1)	—	183,201	375,552

Expense recognized during the fiscal year	37	98	142
Fair value of shares on grant date (in dollars)	20.26	20.26	20.26

(1)	The life of the plan in 2020 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2019, and between 7 and 19 months as of December 31, 2018.

Plan 2018 - 2021

	2020	2019	2018
Amount at the beginning of the fiscal year	508,458	761,512	—
- Granted	—	—	761,512
- Settled	(246,457)	(246,987)	—
- Expired	(24,919)	(6,067)	—

Amount at end of fiscal year (1)	237,082	508,458	761,512

Expense recognized during the fiscal year	127	212	100
Fair value of shares on grant date (in dollars)	13.60	13.60	13.60

(1)	The average remaining life of the plan is 7 months as of December 31, 2020, between 7 and 19 months as of December 31, 2019 and between 7 and 31 months as of December 31, 2018.

Plan 2019 - 2022

	2020	2019	2018
Amount at the beginning of the fiscal year	758,690	—	—
- Granted	—	758,690	—
- Settled	(246,236)	—	—
- Expired	(45,086)	—	—

Amount at end of fiscal year (1)	467,368	758,690	—

Expense recognized during the fiscal year	293	189	—
Fair value of shares on grant date (in dollars)	9.97	9.97	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2019.

Plan 2020 - 2023

	2020	2019	2018
Amount at the beginning of the fiscal year	—	—	—
- Granted	774,150	—	—

Amount at end of fiscal year (1)	774,150	—	—

Expense recognized during the fiscal year	108	—	—
Fair value of shares on grant date (in dollars)	4.75	—	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2020.

Moreover, the 2019 - 2022 Plan was supplemented with an additional dollar amount, with the same vesting as the shares, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

37.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	2020				2019			2018
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso	Exchange rate in force (1)	Total	Amount in currencies other than the Peso	Exchange rate in force (1)	Total
Noncurrent assets
Other receivables
U.S. dollar	27		83.95	2,233	1	59.69	60	10	37.50	375
Chilean peso	—		—	—	—	—	—	11	0.05	1
Bolivian peso	7		12.06	84	14	8.58	119	—	—	—
Trade receivables
U.S. dollar	98		83.95	8,221	220	59.69	13,132	489	37.50	18,338

Total noncurrent assets				10,538			13,311			18,714

Current assets
Other receivables
U.S. dollar	176		83.95	14,762	276	59.69	16,474	191	37.50	7,163
Euro	3		103.07	259	4	66.85	267	2	42.84	86
Chilean peso	9,242		0.12	1,109	5,241	0.08	419	6,253	0.05	313
Yen	105		0.81	85	151	0.55	83	—	—	—
Bolivian peso	14		12.06	168	—	—	—	—	—	—
Pound sterling	1		114.22	143	—	—	—	—	—	—
Trade receivables
U.S. dollar	657		83.95	55,196	939	59.69	56,030	907	37.50	34,013
Chilean peso	7,108		0.12	853	17,221	0.08	1,378	15,285	0.05	764
Euro	—	(2)	103.07	2	—	—	—	—	—	—
Investments in financial assets
U.S. dollar	118		83.95	9,882	140	59.69	8,370	292	37.50	10,941
Cash and cash equivalents
U.S. dollar	126		83.95	10,593	723	59.69	43,172	900	37.50	33,750
Chilean peso	608		0.12	73	1,685	0.08	135	1,097	0.05	55
Bolivian peso	—		—	—	10	8.58	90	—	—	—

Total current assets				93,125			126,418			87,085

Total assets				103,663			139,729			105,799

Noncurrent liabilities
Provisions
U.S. dollar	1,991		84.15	167,542	2,020	59.89	120,968	1,956	37.70	73,741
Lease liabilities
U.S. dollar	274		84.15	23,069	674	59.89	40,388	—	—	—
Loans
U.S. dollar	6,129		84.15	515,765	6,863	59.89	411,032	6,475	37.70	244,094
Other liabilities
U.S. dollar	35		84.15	2,960	12	59.89	699	14	37.70	523
Accounts payable
U.S. dollar	3		84.15	275	6	59.89	359	3	37.70	113

Total noncurrent liabilities				709,611			573,446			318,471

Current liabilities
Provisions
U.S. dollar	40		84.15	3,367	59	59.89	3,555	73	37.70	2,752
Chilean peso	575		0.12	69	—	—	—	—	—	—
Taxes payable
Chilean peso	1,375		0.12	165	3,102	0.08	248	1,752	0.05	88
Salaries and social security
U.S. dollar	9		84.15	731	7	59.89	406	6	37.70	226
Chilean peso	—		—	—	—	—	—	274	0.05	14
Lease liabilities
U.S. dollar	263		84.15	22,093	357	59.89	21,384	—	—	—
Loans
U.S. dollar	1,436		84.15	120,839	1,229	59.89	73,599	1,206	37.70	45,475
Chilean peso	2,958		0.12	355	2,993	0.08	239	—	—	—
Swiss franc	—		—	—	—	—	—	302	38,31	11,563
Other liabilities
U.S. dollar	108		84.15	9,062	22	59.89	1,310	12	37.70	452
Accounts payable
U.S. dollar	831		84.15	69,942	1,181	59.89	70,711	1,087	37.70	40,980
Euro	17		103.53	1,770	16	67.23	1,053	21	43.16	906
Chilean peso	6,400		0.12	768	3,744	0.08	300	2,202	0.05	110
Bolivian peso	—		12.06	—	7	8.58	60	—	—	—
Yen	384		0.82	315	133	0.55	73	13	0.34	4
Pound sterling	—	(2)	113.81	25	—	—	—	—	—	—

Total current liabilities				229,501			172,938			102,570

Total liabilities				939,112			746,384			421,041

(1)	Exchange rate in force at December 31, 2020, 2019 and 2018 according to BNA.
(2)	Registered value less than 1.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

38.	SUBSEQUENT EVENTS

Debt Exchange

In the context of the exchange restrictions establish by Communication “A” 7,106 of the BCRA (see Note 34.k) and after formal consultation to BCRA, which was answered by the negative, with respect to possibility of complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021 (see Note 20), and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (the “Existing Negotiable Obligations”, see Note 20), for new Classes XVI, XVII and XVIII NOs (the “New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.

The New Negotiable Obligations contain usual covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free exchange market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity. In addition, the BCRA authorized access to the free exchange market for the payment of all Class VIII NOs due in March 2021 in the amount of approximately US$ 9 million.

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of US$ 775.8 million, US$ 747.8 million and US$ 575.6 million, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

•	Class XLVII NO for a principal amount of US$ 247.3 million.

•	Class XXVIII NO for a principal amount of US$ 656.4 million.

•	Class XIII NO for a principal amount of US$ 201.7 million.

•	Class XXXIX NO for a principal amount of US$ 368.2 million.

•	Class LIII NO for a principal amount of US$ 190.7 million.

•	Class I NO for a principal amount of US$ 101.0 million.

•	Class LIV NO for a principal amount of US$ 213.4 million .

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 due to the instruments subject to exchange were not substantially different. This modification did not generate a significant impact on comprehensive income.

Issuance of NOs

On February 26, 2021, the Company issued (i) Class XIV Additional NOs denominated in dollars and payable in pesos at the applicable exchange rate, at a 2% fixed interest rate, due December 4, 2023 for a principal amount of US$ 75.6 million and (ii) Class XIX NOs denominated in purchase value units (“UVA” for its acronym in Spanish), at a 3.5% fixed interest rate, due 42 months after the issuance and settlement date, for a principal amount of UVA 60.5 million.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2020, or their description in Note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2020, have been approved at the Board of Director’s meeting and authorized to be issued on March 4, 2021, and will be considered at the Shareholders’ Meeting.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

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

Information on net proved reserves as of December 31, 2020, 2019 and 2018 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2020, the Company considered (i) for 2021, the 12 months average of domestic realized prices for crude oil taking into account the effect of export taxes in place until December 31, 2021 (in accordance with Law No 27,541 and Decree No. 488/2020); (ii) for and following the year 2022, given that there are no formal export taxes in place, the unweighted average price of crude oil of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2020, which refers to the Brent prices adjusted by each different quality produced by the Company.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12 months average of domestic market realized prices, according to the SEC’s rules and FASB’s ASC 932 rules, but it also took into account the effect of certain areas from the Neuquina Basin where prices are set according to contracts awarded to YPF S.A under “Plan GasAr” until 2024.

Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years.

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

Technology used in establishing proved reserves additions in 2020

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2020, 2019 and 2018, by hydrocarbon product.

	2020			2019			2018
Oil and Condensate	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Millions of barrels)
At January 1,	613	613	—	582	582	—	422	422	—
Developed	301	301	—	339	339	—	286	286	—
Undeveloped	312	312	—	243	243	—	136	136	—
Revisions of previous estimates (1)	(92)	(92)	—	21	21	*	126	126	—
Extensions and discoveries	47	47	—	86	86	—	103	103	—
Improved recovery	*	*	—	8	8	—	15	15	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	(9)	(9)	—	(1)	(1)	—	(1)	(1)	—
Production for the year (2)	(76)	(76)	—	(83)	(83)	*	(83)	(83)	—

At December 31, (3)	483	483	—	613	613	—	582	582	—

Developed	229	229	—	301	301	—	339	339	—
Undeveloped	254	254	—	312	312	—	243	243	—
Equity-accounted entities
At January 1,	—	—	—	—	—	—	—	—	—
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	—	—	—	—	—	—	—	—	—

At December 31, (3)	—	—	—	—	—	—	—	—	—

Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2020			2019			2018
Oil and Condensate	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Millions of barrels)
At January 1,
Developed	301	301	—	339	339	—	286	286	—
Undeveloped	312	312	—	243	243	—	136	136	—

Total	613	613	—	582	582	—	422	422	—

At December 31,
Developed	229	229	—	301	301	—	339	339	—
Undeveloped	254	254	—	312	312	—	243	243	—

Total	483	483	—	613	613	—	582	582	—

*	Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)

Crude oil production for the years 2020, 2019 and 2018 includes an estimated approximately 11, 12 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

Proved crude oil reserves of consolidated entities as of December 31, 2020, 2019 and 2018 include an estimated approximately 70, 88 and 83 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

	2020			2019			2018
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Millions of barrels)
At January 1,	60	60	—	56	56	—	58	58	—
Developed	38	38	—	41	41	—	47	47	—
Undeveloped	22	22	—	15	15	—	11	11	—
Revisions of previous estimates (1)	8	8	—	4	4	—	(1)	(1)	—
Extensions and discoveries	9	9	—	14	14	—	13	13	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	(1)	(1)	—	—	—	—	—	—	—
Production for the year (2)	(13)	(13)	—	(14)	(14)	—	(14)	(14)	—

At December 31, (3)	63	63	—	60	60	—	56	56	—

Developed	32	32	—	38	38	—	41	41	—
Undeveloped	31	31	—	22	22	—	15	15	—
Equity-accounted entities
At January 1,	—	—	—	—	—	—	—	—	—
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	—	—	—	—	—	—	—	—	—

At December 31, (3)	—	—	—	—	—	—	—	—	—

Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2020			2019			2018
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Millions of barrels)
At January 1,
Developed	38	38	—	41	41	—	47	47	—
Undeveloped	22	22	—	15	15	—	11	11	—

Total	60	60	—	56	56	—	58	58	—

At December 31,
Developed	32	32	—	38	38	—	41	41	—
Undeveloped	31	31	—	22	22	—	15	15	—

Total	63	63	—	60	60	—	56	56	—

*	Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)

Natural gas liquids production for the years 2020, 2019 and 2018 includes an estimated approximately 1, 1 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

Proved natural gas liquids reserves of consolidated entities as of December 31, 2020, 2019 and 2018 include an estimated approximately 7, 6 and 8 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

	2020			2019			2018
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Billions of standard cubic feet)
At January 1,	2,241	2,241	—	2,481	2,481	—	2,520	2,520	—
Developed	1,743	1,743	—	1,915	1,915	—	1,850	1,850	—
Undeveloped	498	498	—	566	566	—	670	670	—
Revisions of previous estimates(1)	136	136	—	(104)	(104)	—	178	178	—
Extensions and discoveries	199	199	—	384	384	—	329	329	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	(6)	(6)	—	(8)	(8)	—	(4)	(4)	—
Production for the year (2)	(460)	(460)	—	(512)	(512)	—	(542)	(542)	—

At December 31, (3) (4)	2,110	2,110	—	2,241	2,241	—	2,481	2,481	—

Developed	1,486	1,486	—	1,743	1,743	—	1,915	1,915	—
Undeveloped	624	624	—	498	498	—	566	566	—
Equity-accounted entities
At January 1,	—	—	—	—	—	—	—	—	—
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	—	—	—	—	—	—	—	—	—

At December 31, (3)	—	—	—	—	—	—	—	—	—

Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2020			2019			2018
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Billions of standard cubic feet)
At January 1,
Developed	1,743	1,743	—	1,915	1,915	—	1,850	1,850	—
Undeveloped	498	498	—	566	566	—	670	670	—

Total	2,241	2,241	—	2,481	2,481	—	2,520	2,520	—

At December 31,
Developed	1,486	1,486	—	1,743	1,743	—	1,915	1,915	—
Undeveloped	624	624	—	498	498	—	566	566	—

Total	2,110	2,110	—	2,241	2,241	—	2,481	2,481	—

*	Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)

Natural gas production for the years 2020, 2019 and 2018 includes an estimated approximately 53, 60 and 61 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

Proved natural gas reserves of consolidated entities as of December 31, 2020, 2019 and 2018 include an estimated approximately 245, 259 and 288 bcf, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax.

(4)

Proved natural gas reserves of consolidated entities and equity-accounted entities as of December 31, 2020, 2019 and 2018 include an estimated approximately 290, 321 and 349 bcf, respectively, which is consumed as fuel at the field.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

	2020			2019			2018
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated entities	(Millions of barrels of oil equivalent)
At January 1,	1,073	1,073	—	1,080	1,080	—	929	929	—
Developed	650	650	—	722	722	—	663	663	—
Undeveloped	423	423	—	358	358	—	266	266	—
Revisions of previous estimates (2)	(61)	(61)	*	7	7	*	157	157	—
Extensions and discoveries	92	92	—	169	169	—	174	174	—
Improved recovery	—	—	—	8	8	—	15	15	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	(11)	(11)	—	(3)	(3)	—	(2)	(2)	—
Production for the year (3)	(171)	(171)	*	(188)	(188)	*	(193)	(193)	—

At December 31, (4)	922	922	—	1,073	1,073	—	1,080	1,080	—

Developed	526	526	—	650	650	—	722	722	—
Undeveloped	396	396	—	423	423	—	358	358	—
Equity-accounted entities
At January 1,	—	—	—	—	—	—	—	—	—
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (2)	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (3)	—	—	—	—	—	—	—	—	—

At December 31, (4)	—	—	—	—	—	—	—	—	—

Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2020			2019			2018
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Consolidated and Equity-accounted entities	(Millions of barrels of oil equivalent)
At January 1,
Developed	650	650	—	722	722	—	663	663	—
Undeveloped	423	423	—	358	358	—	266	266	—

Total	1,073	1,073	—	1,080	1,080	—	929	929	—

At December 31,
Developed	526	526	—	650	650	—	722	722	—
Undeveloped	396	396	—	423	423	—	358	358	—

Total	922	922	—	1,073	1,073	—	1,080	1,080	—

*	Not material (less than 1).
(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)

Revisions in estimates of reserves are performed at least once a year. Revision of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.

(3)

Barrel of oil equivalent production of consolidated entities for the years 2020, 2019 and 2018 includes an estimated approximately 22, 24 and 24 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax.

(4)

Proved oil equivalent reserves of consolidated entities as of December 31, 2020, 2019 and 2018 include an estimated approximately 120, 140 and 143 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

The paragraphs below explain in further detail the most significant changes in our proved reserves during 2020, 2019 and 2018.

Changes in our estimated proved reserves during 2020

Extensions and Discoveries

As a result of wells drilled and put on production in unproved reserves and resources areas, approximately 6 mmboe of proved developed reserves were added (4 mmbbl of crude oil and 9 bcf of natural gas), and 85 mmboe of proved undeveloped reserves (42 mmbbl of crude oil, 9 mmbbl of NGL and 189 bcf of natural gas) were added, mainly due to new shale oil and gas projects in the Vaca Muerta formation.

Main proved undeveloped reserves additions are related to Unconventional activities in the Neuquina basin, while proved developed reserves contributions come in most cases from the Neuquina and San Jorge basin executed projects.

Improved Recovery

As a result of the execution of some secondary recovery projects, mainly in the Neuquina, basin and tertiary recovery in Manantiales Behr field, offset by delay in some projects development plan, no significant reserves volumes were added.

Sales and Acquisitions

As a result of sales, 11 mmboe of proved reserves were reduced., mainly due to a change of participation in Bandurria Sur field.

Revisions of Previous Estimates

During 2020, the Company’s proved reserves were revised downwards by 61 mmboe (93 mmbbl of crude oil offset by an increase of 8 mmbbl of NGL and 136 bcf of natural gas).

The main revisions to proved reserves have been due to the following:

•

Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 38 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina and Austral basins.

•

A deduction of 61 mmboe of proved reserves as a result of lower average oil prices and its impact on incomes, and on fields economic limit, partially offset by higher average prices due to Plan Gas IV incentive. Changes occurred mainly in fields of the Golfo San Jorge and Neuquina basins.

•	A change in our development strategy in certain areas, including cancelled or deferred schedules, resulted in a downwards revision of 37 mmboe from previous projects, mainly from the Neuquina basin.

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

Main proved undeveloped reserves additions are related to Unconventional activities in the Neuquina basin, while proved developed reserves contributions come in most cases from executed projects in the Neuquina and San Jorge basin.

Improved Recovery

A total of approximately 8 mmboe of proved reserves were added mainly due to new projects and positive production response. Main contributions came from the Neuquina basin, where additions were 5 mmboe of proved secondary recovery reserves, 2 mmboe from the Golfo San Jorge basin and 1 mmboe from the Cuyana basin.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

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

The main revisions to proved reserves have been due to the following:

•

A deduction of 10 mmboe of proved reserves as a result of lower average oil and gas prices jointly with lower operating costs in 2019, its impact on incomes, and on fields economic limit. Changes occurred mainly in fields of the Cuyana and Neuquina basins.

•

Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 33 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina and Golfo San Jorge basins.

•	A change in our development strategy in certain areas, which resulted in a downwards revision of 42 mmboe from previous projects, mainly from the Neuquina, Austral and Golfo San Jorge basins.

•	A revision of Vaca Muerta development project at Loma Campana field, which resulted in an upward revision of 19 mmboe.

•

The modification or cancellation of some primary and improved recovery oil projects development schedules, resulting in a 6 mmboe proved undeveloped reserves reduction, mainly in the Golfo San Jorge and Neuquina basins.

Changes in our estimated proved reserves during 2018

Extensions and Discoveries

As a result of wells drilled in unproved reserves and resources areas, approximately 25 mmboe of proved developed reserves (8 mmbbl of crude oil, 1 mmbbl of NGL and 92 bcf of natural gas), and 149 mmboe of proved undeveloped reserves (95 mmbbl of crude oil, 12 mmbbl of NGL and 238 bcf of natural gas) were added, mainly due to new shale oil and gas projects from Loma La Lata Norte, Loma Campana, Bandurria Sur and La Amarga Chica fields.

Main proved undeveloped reserves additions are related to unconventional and tight gas activities in the Neuquina basin, while proved developed reserves contributions come in most cases from the Neuquina, Noroeste and San Jorge basin projects.

Improved Recovery

A total of approximately 15 mmboe of proved reserves were added, mainly due to new projects and positive production response. Main contributions come from the Golfo San Jorge basin where additions were 4.4 mmboe of proved developed and 8 mmboe of proved undeveloped secondary recovery reserves and 3 mmboe from the Neuquina basin.

Sales and Acquisitions

As a net result of sales and acquisitions, 1.4 mmboe of proved developed reserves were reduced. The decrease in these reserves is related mainly to a change in participation for Cerro Bandera and Bandurria Sur fields and an acquisition of participation in Llancanelo field.

Revisions of Previous Estimates

During 2018, the Company’s proved reserves were revised upwards by 156 mmboe (126 mmbbl of crude oil and 178 bcf of natural gas and a decrease of 1 mmbbl of NGL).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

The main revisions to proved reserves have been due to the following:

•

The addition of 143 mmboe of proved developed reserves as a result of higher average oil and gas prices and lower operating costs in 2018, its impact on incomes, and on fields economic limit. Changes occurred mainly in fields of the Neuquina Basin (56 mmboe), Golfo San Jorge basin (40 mmboe) and Austral Basin (31 mmboe).

•

The new economic scenario also improved scheduled projects economics, resulting in a 48 mmboe proved undeveloped reserves incorporation mainly from oil fields of the Golfo San Jorge Basin (33 mmboe) and Neuquina basin (15 mmboe).

•

Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 33 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina and Golfo San Jorge basins.

•	A change in our development strategy in certain areas, which resulted in a downwards revision of 43 mmboe from previous projects, mainly from the Neuquina, Austral and Golfo San Jorge basins.

•

Some primary and improved recovery oil projects development schedules were modified or canceled, resulting in a 5 mmboe proved undeveloped reserves reduction, mainly in Austral, Golfo San Jorge and Cuyana basins.

•	Changes in gas compression projects which resulted in a 5 mmboe reduction of proved undeveloped reserves, mainly from the Neuquina basin.

•	Net production results and forecasts from existing and new wells were lower than expected, resulting in a 13 mmboe reduction of proved reserves. Main differences were found in the Neuquina basin.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2020, 2019 and 2018:

	2020				2019			2018
Consolidated capitalized costs	Argentina	Other foreign	Worldwide		Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	3,889,483	3,052	3,892,535	(1)	2,693,690	2,033	2,695,723	1,594,064	—	1,594,064
Support equipment and facilities	113,563	—	113,563	(2)	80,012	—	80,012	47,224	—	47,224
Drilling and work in progress	159,614	—	159,614		142,122	—	142,122	80,737	—	80,737
Unproved oil and gas properties	20,044	—	20,044		30,012	—	30,012	14,909	1,241	16,150

Total capitalized costs	4,182,704	3,052	4,185,756		2,945,836	2,033	2,947,869	1,736,933	1,241	1,738,174
Accumulated depreciation and valuation allowances	-3,306,031	-2,827	-3,308,858	(3)	(2,239,487)	(1,973)	(2,241,460)	(1,283,840)	(489)	(1,284,328)

Net capitalized costs	876,673	225	876,898		706,349	60	706,409	453,093	752	453,846

(1)	Includes 9,899 corresponding to all Upstream contracts, excepted for Drilling Contracts (2) comprised in right-of-use assets (IFRS 16).
(2)	Includes 40,829 corresponding to Drilling contracts comprised in right-of-use assets (IFRS 16).
(3)	Includes (21,032) corresponding to Accumulated Depreciation of all Upstream contracts of right-of-use assets (IFRS 16).

There is no Group’s share in equity method investees’ capitalized costs during the years ended December 31, 2020, 2019 and 2018.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2020, 2019 and 2018:

	2020				2019			2018
Consolidated costs incurred	Argentina	Other foreign	Worldwide		Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	715	—	715		4,171	—	4,171	276	—	276
Acquisition of proved properties	—	—	—		—	—	—	166	—	166
Exploration costs	2.348	141	2.489		9,115	771	9,886	7,283	381	7,664
Development costs	61.441	—	61.441	(1)	132,289	—	132,289	53,553	—	53,553

Total costs incurred	64.504	141	64.645		145,575	771	146,346	61,278	381	61,659

(1)	Includes 11,505 corresponding to additions of Upstream contracts comprised in right-of-use assets (IFRS 16).

There is no Group’s share in equity method investees’ costs incurred during the years ended December 31, 2020, 2019 and 2018.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

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

	2020				2019				2018
Consolidated results of operations	Argentina		Other Foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	2,419		6	2,425	1,949		120	2,069	3,085	—	3,085
Net intersegment sales	289,421		—	289,421	286,585		—	286,585	207,480	—	207,480

Total net revenues	291,840		6	291,846	288,534		120	288,654	210,565	—	210,565
Production costs	(193,166	)(1)	(165)	(193,331)	(164,562	)(1)	(242)	(164,804)	(114,381)	—	(114,381)
Exploration expenses	(5,688)		(169)	(5,857)	(6,045)		(734)	(6,779)	(5,185)	(224)	(5,409)
Depreciation of property, plant and equipment; intangible and right-of-use assets	(137,183	)(2)	(21)	(137,204)	(124,977	)(2)	(980)	(125,957)	(72,044)	—	(72,044)
Impairment of Property, plant and equipment	7,475		—	7,475	(40,561)		—	(40,561)	3,265	(365)	2,900
Other	889		231	1,120	(6,569)		(56)	(6,625)	(2,839)	(168)	(3,007)

Pre-tax income (loss) from producing activities	(35,833)		(118)	(35,951)	(54,180)		(1,892)	(56,072)	19,381	(757)	18,624
Income tax expense / benefit	10,750		41	10,791	16,254		417	16,671	(5,814)	227	(5,587)

Results of oil and gas producing activities	(25,083)		(77)	(25,160)	(37,926)		(1,475)	(39,401)	13,567	(530)	13,037

(1)

Includes Ps. 10,243 million and Ps. 6,680 million corresponding to short term leases and variable lease payments related to the use of assets, for the years ended December 31, 2020 and 2019, respectively. For more information See Note 2.b.12) to the Audited Consolidated Financial Statements.

(2)	Includes Ps. (9,005) million and Ps. (6,060) million corresponding to depreciation of right-of-use assets for the years ended December 31, 2020 and 2019, respectively (IFRS 16).

There is no Group’s share in equity method investees’ results of operations during the years ended December 31, 2020, 2019 and 2018.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

For the year ended December 31, 2020, the Company considered the realized prices for crude oil in the domestic market taking into account the effect of export taxes as in effect as of each of the corresponding years (until 2021, in accordance with Law 27,541). For the years beyond 2022, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2020, which refers to the Brent prices adjusted by each different quality produced by the Company.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the realized prices in the domestic market according to the SEC rules and FASB’s ASC 932 rules, but it also took into account the effect of certain market regulations issued mainly during the second half of the 2020 for certain natural gas segments.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 84.05 per U.S.$ 1.00 as of December 31, 2020.

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

	2020			2019			2018
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	2,071,924	—	2,071,924	2,545,028	—	2,545,028	1,786,896	—	1,786,896
Future production costs	(1,128,613)	—	(1,128,613)	(1,333,468)	—	(1,333,468)	(913,980)	—	(913,980)
Future development costs	(644,714)	—	(644,714)	(482,015)	—	(482,015)	(304,448)	—	(304,448)
Future income tax expenses	(13,420)	—	(13,420)	(120,966)	—	(120,966)	(121,388)	—	(121,388)
10% annual discount for estimated timing of cash flows	(105,899)	—	(105,899)	(227,670)	—	(227,670)	(138,847)	—	(138,847)

Total standardized measure of discounted future net cash flows	179,278	—	179,278	380,909	—	380,909	308,233	—	308,233

(1)

For the years ended December 31, 2020 and 2019, future cash inflows are stated net of the effect of withholdings on exports until 2021 in accordance with Law No. 27,541. For the years ended December 31, 2018, future cash inflows are stated net of the effect of withholdings on exports until 2020 in accordance with Decree No. 793/2018.

There is no Group’s share in equity method investees’ standardized measure of discounted future net cash flows during the years ended December 31, 2020, 2019 and 2018.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

39.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Cont.)

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Beginning of year	380,909	308,233	66,433
Sales and transfers, net of production costs	(176,237)	(197,278)	(62,115)
Net change in sales and transfer prices, net of future production costs	(401,237)	(239,226)	68,651
Changes in reserves and production rates (timing)	(26,428)	(26,496)	111,137
Net changes for extensions, discoveries and improved recovery	120,070	228,354	160,784
Net change due to purchases and sales of minerals in place	(19,624)	(1,152)	(730)
Changes in estimated future development and abandonment costs	(104,300)	(82,799)	(71,368)
Development costs incurred during the year that reduced future development costs	94,505	102,784	39,780
Accretion of discount	48,400	43,534	11,490
Net change in income taxes	106,148	66,705	(80,832)
Others(1)	157,072	178,250	65,003

End of year	179,278	380,909	308,233

(1)	Corresponds mainly to exchange differences arising from the translation of our cash flows in the functional currency to the presentation currency.

There is no Group’s share in equity method investees’ changes in the standardized measure of discounted future net cash flows during the years ended December 31, 2020, 2019 and 2018.

PABLO GERARDO GONZÁLEZ

President