Form 20-F
period 2021-12-31
YPF SOCIEDAD ANONIMA
filed 2022-04-20
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	YPF	New York Stock Exchange *

Class D Shares	N/A*	New York Stock Exchange *

	YPFD	Bolsas y Mercados Argentinos S.A.

*	Listed not for trading but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2021 was:

Class A shares	3,764
Class B shares	7,624
Class C shares	40,422
Class D shares	393,260,983

Total	393,312,793
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes    ☒ No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes    ☐ No  ☒
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes    ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule
12b-2
of the Exchange Act.:
Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐    Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.  ☐
The term “new” or “revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
U.S. GAAP    ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act)  Yes  ☐
No
  ☒
Auditor Firm Id: 1088                      Auditor Name: Deloitte & Co. S.A.                      Auditor Location: City of Buenos Aires, Argentina

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
YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report “YPF”, “the Company”, “we”, “our” and “us” refer to YPF Sociedad Anónima and its controlled companies or, if the context requires, its predecessor companies (“Repsol”). “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol” refers to Repsol S.A., its affiliates and consolidated companies. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this annual report references to “peso”, “pesos” or “Ps.” are to Argentine pesos, and references to “dollars”, “U.S. dollars” or “US$” are to United States dollars.
Disclosure of certain information
In this annual report references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated statement of financial position as of December 31, 2021, 2020 and 2019, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2021, 2020 and 2019 and Notes 1 to 39.
Unless otherwise indicated, the information contained in this annual report reflects:

•
for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests (which are disclosed separately); and

•
for those joint operations whose results were consolidated using the proportional integration method, a pro-rata
amount of the assets, liabilities and results of operations for such joint operations at the date or for the periods indicated.

For information regarding consolidation, see Note 2.a) to the Audited Consolidated Financial Statements.
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
“Acreage”
: The total area, expressed in acres or km2, over which YPF has interests in exploration or production.
“Basin”
: A depression in the crust of the Earth formed by plate tectonic activity in which sediments accumulate. Continued sediment accumulation can cause further depression or subsidence.
“Block”
: Areas defined by concession contracts or operating contracts signed by YPF.
“Concession contracts”
: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession, generally, has rights and responsibilities for the exploration, development, production and sale of hydrocarbons, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.
“Crude oil”
: Crude oil with respect to YPF’s production and reserves includes condensate.
“Field”
: One or more reservoirs grouped by or related to the same general geologic structural feature or stratigraphic condition.
“Formation”
: The fundamental unit of lithostratigraphy. A body of rock that is sufficiently distinctive and continuous that it can be mapped.
“Gas”
: Natural gas.
“Hydrocarbons”
: Crude oil, natural gas liquids and natural gas.
“Net acreage”
: YPF’s interest in the relevant exploration or production area.
“Surface conditions”
: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 Fahrenheit degrees for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations

“bbl”	Barrels
“bbl/d”	Barrels per day
“bcf”	Billion cubic feet
“bcf/d”	Billion cubic feet per day
“bcm”	Billion cubic meters
“bcm/d”	Billion cubic meters per day
“boe”	Barrels of oil equivalent
“boe/d”	Barrels of oil equivalent per day
“kboe/d”	Thousand barrels of oil equivalent per day
“cm”	Cubic meter
“cm/d”	Cubic meters per day
“dam 3 ”	Cubic decameters (thousand cubic meters)
“GWh”	Gigawatt hours
“HP”	Horsepower
“km”	Kilometers
“km 2 ”	Square kilometers
“liquids”	Crude oil, condensate and natural gas liquids
“LNG”	Liquefied natural gas
“LPG”	Liquefied petroleum gas
“mbbl”	Thousand barrels
“mbbl/d”	Thousand barrels per day
“mcf”	Thousand cubic feet
“mcf/d”	Thousand cubic feet per day
“mcm”	Thousand cubic meters
“mcm/d”	Thousand cubic meters per day
“mboe”	Thousand barrels of oil equivalent
“mboe/d”	Thousand barrels of oil equivalent per day
“mm”	Million
“mmbbl”	Million barrels
“mmbbl/d”	Million barrels per day
“mmboe”	Million barrels of oil equivalent
“mmboe/d”	Million barrels of oil equivalent per day
“mmBtu”	Million British thermal units
“mmcf”	Million cubic feet
“mmcf/d”	Million cubic feet per day
“mmcm”	Million cubic meters
“mmcm/d”	Million cubic meters per day
“mtn”	Thousand tons
“MW”	Megawatts
“mts”	Meters
“NGL”	Natural gas liquids
“psi”	Pound per square inch
“t/d”	Tons per day

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers
Not applicable.

ITEM 2.	Offer statistics and expected timetable
Not applicable.

ITEM 3.	Key information
Risk factors
The risks and uncertainties described below are those known by us as of the date of this annual report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial may impair our business operations. The risks described below should be read together and in conjunction with the detailed discussions contained elsewhere in this report. Further background and measures that we use when assessing various risks are set out in the remaining sections of this report.
Risks relating to Argentina
The Argentine Republic owns 51% of the shares of the Company
The Argentine Republic owns 51% of the shares of the Company and, consequently, the Argentine government is able to decide all matters requiring approval by a majority of shareholders, including the election of the majority of the members of the Company’s board of directors. We cannot assure you that decisions taken by our controlling shareholder would not differ from your interests as a shareholder (including the pricing policy of all our main products) and thus affect our operational decisions.
Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential and legislative elections are scheduled for October 2023. The result of presidential as well as legislative mid-term
and full-term elections may lead to changes in government policies that impact upon the Company. We cannot assure you whether such changes will occur or their timing, nor can we estimate the impact they may have on our business.
Our business is largely dependent upon economic conditions in Argentina
Most of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. You should make your own assessment about Argentina and prevailing conditions in the country before taking an investment decision in us. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.
Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following: international demand and prices for Argentina’s commodity exports; competitiveness and efficiency of domestic industries and services; stability and competitiveness of the Argentine peso against foreign currencies; foreign and domestic investment and financing; level of foreign exchange reserves in the Central Bank of the Argentine Republic (“BCRA”) which may cause changes in currency values and exchange and capital control regulations (including to import equipment, payment of cross border indebtedness and other necessities relevant for operations); high interest rates; high levels of inflation generating wage and price controls; adverse external economic shocks; changes in economic or fiscal policies implemented by the Argentine government; labor disputes and work stoppages; the level of expenditure by the Argentine government and the ability to sustain fiscal balance; the level of unemployment, political instability and social tensions, such as land-takings and claims in areas where we operate.
Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. We cannot predict the ultimate impact of any measures that the Argentine government has adopted or may adopt in the future, or whether those measures will have the effects pursued. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including companies that operate in the energy sector, given the degree of state regulation in this industry. Additionally, we cannot guarantee that the current policies that apply to the oil and gas sector will not be modified in the future.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow in the future on a sustainable basis. If economic conditions in Argentina were to deteriorate, if inflation were to accelerate further, if federal fiscal balances remained negative affecting the Argentine government´s ability to access long term financing, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such events could adversely affect Argentina’s economic growth and in turn affect our business, financial condition and results of operations.
According to a Morgan Stanley Capital International (“MSCI”) release, Argentina was considered an emerging market until June 2021, when it was classified as a standalone market. Economic and market conditions in Argentina and in emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in emerging market countries, as well as potential increases in interest rates in the United States and other developed countries, may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets. In addition, standalone markets include additional risks such as government restrictions that may limit investments and risks associated with political developments.

There are outstanding claims against the Argentine government before the International Centre for Settlement of Investment Disputes (“ICSID”) which may entail new awards against the Argentine government, which in turn could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth. We cannot assure you that in the future the Argentine government will not breach its obligations.
In addition, a lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 96 of 180 in the Transparency International’s 2021 Corruption Perceptions.
We cannot assure you that any of the factors mentioned above and the perception of risk in Argentina may not have a material adverse effect on our ability to raise capital, including our ability to refinance our debt at maturity, which would negatively affect our investment plans and consequently our business, financial condition and results of operations, and also have a negative impact on the trading values of our debt or equity securities.
Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets
During recent years Argentina has experienced financial distress, leading to an increase in the incurrence of public debt.
During 2020 the Argentine government engaged in negotiations with Argentina´s creditors to restore the sustainability of its public external debt resulting in the restructuring of approximately US$ 66.5 billion of its foreign currency global bonds issued under its 2005 indenture and 2016 indenture, exchanging such bonds for new bonds. Moreover, Argentina reached an agreement with the Paris Club members under the Paris Club 2014 Settlement Agreement to extend the maturity of its obligations until March 2022. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the deadline of the understanding agreement reached in June 2021.
In addition, the Argentine government initiated negotiations with the International Monetary Fund (“IMF”) in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a
Stand-By
Agreement, originally planned for the years 2021, 2022 and 2023. On January 28, 2022 the Argentine government announced it had reached an agreement with the IMF. On March 3, 2022, the Argentine government and the IMF announced that an agreement was reached at the staff level. However, the IMF informed that this staff-level agreement was still subject to approval by the IMF’s Board after Argentina’s Congress approved the Extended Fund Facility Program. On March 17, 2022 the Argentine Congress approved the new facility presented by the Executive Power and passed Law No. 27,668, which was enacted on March 18, 2022, through Decree No. 130/2022. On March 25, 2022, the Executive Board of the IMF approved a
30-month
extended arrangement under the Extended Fund Facility (“EFF”) for Argentina amounting to US$ 44 billion.
We cannot assure that the conditions with the IMF will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the outcome of that negotiation on Argentina’s (and indirectly our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the Argentine government on the local economy remains uncertain.
In spite of the restructuring of the Argentine public debt carried out since 2020, the international markets continue showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. There can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy, our ability to access international capital markets and our business. As such, any adverse effect on our business due in part to changes in Argentina’s credit rating may adversely affect the market price and trading of our securities. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.
The Argentine economy has been and could be adversely affected by economic developments in other markets
Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, geopolitical tensions between the United States and a number of foreign countries, the conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC
oil-producing
nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades and a pandemic disease could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.
Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations, and the market value of our ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently, adversely affect Argentina’s economy and our business, financial condition and results of operations.
We may be exposed to negative effects due to the geopolitical conflict between Russia and Ukraine
The geopolitical conflict between Russia and Ukraine has recently had and will probably continue to have a significant impact on prices of most commodities, especially in international crude oil and gas prices, which have increased significantly since February 2022. Furthermore, the conflict has driven sanctions from the Western World to Russia, which may increase and could potentially derive in shortage of raw materials and commodities, which could in turn generate greater levels of inflation in economies and interruptions in the supply chain in general, and particularly in the energy sector, which may consequently derive in difficulties to supply the local market.

Due to the uncertainties inherent to the scale and duration of these events and its direct and indirect effects, it is not reasonably possible to estimate the impact this armed conflict will have on the world’s economy and its financial markets, on Argentina’s economy and, consequently, our business, financial condition and results of operations.
We may be exposed to fluctuations in foreign exchange rates
The continued devaluation of the Argentine peso during the past years has had a negative impact on the economy and has also led to an increase in inflation, which in turn has a direct impact on real wages. In addition, our results of operations are exposed to currency fluctuations and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. As a result of the Argentine peso’s increased volatility, the Argentine government and the BCRA implemented several measures and regulations to stabilize its value. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources”.
The main effects of the devaluation of the Argentine peso on our net profit/loss, expressed in pesos, are related to (i) higher revenues in pesos generated by the sale of products that priced by reference to international prices quoted in U.S. dollars; (ii) increased depreciation and amortization in pesos due to the translation effect from functional currency into presentation currency of our property, plant and equipment and intangible assets; (iii) higher costs generated by expense items priced in U.S. dollars; (iv) exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect given our net liability position in pesos (due to the fact that our functional currency is the U.S. dollar); and (v) deferred income tax related mainly to property, plant and equipment, which we expect would have a negative effect. In addition, the majority of our financial debt is denominated in currencies other than the peso; consequently, a devaluation of the peso against such currencies will increase the amount of pesos we need to cover our debt service obligations.
On the other hand, a substantial increase in the value of the Argentine peso against the U.S. dollar would adversely affect Argentina’s economic competitiveness. A significant real appreciation of the peso would adversely affect exports and increase the trade deficit, which could have a negative effect on Gross Domestic Product (“GDP”) growth and employment.
We cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, nor the way in which we will be able to pass those variations to the prices of our products and how any such fluctuations could affect the demand for the products we offer, thus affecting our business.
We are subject to exchange and capital controls
The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market to purchase foreign currencies and to transfer such currencies abroad. Those measures include restricting access to the Argentine foreign exchange market for the payment of dividends to non-residents
stakeholders, restrictions on the acquisition of any foreign currency to be held as cash in Argentina, requiring exporters to repatriate and settle in pesos in the local exchange market, limitations on the transfer of securities into and from Argentina, establishing certain mandatory refinancing of debt maturities, the implementation of taxes on certain transactions involving the acquisition of foreign currency, among others.
There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in currencies other than peso, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to pay imports and/or to service our outstanding liabilities denominated in currencies other than the peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources” and “Item 10. Additional information—Exchange regulations”.
Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs
As of December 31, 2021, 6% of our total debt is sensitive to changes in interest rates. Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our financial condition and results of operations. Furthermore, as the Company may refinance its debts at maturity, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. See “Item 11. Quantitative and qualitative disclosures about market risk—Interest rate exposure”.
Interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in peso terms in the amount of the interest and principal payments in respect of such debt obligations.
Changes in Argentine tax laws and/or the implementation of new export duties, other taxes and import regulations could adversely affect our business
We cannot assure that the Argentine government or the Argentine Congress will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations.
Historically the Argentine government has imposed duties on exports, including exports of hydrocarbon products. We cannot assure you that taxes and import/export regulations will not be modified in the future or that other new taxes or import/export regulations will not be imposed, which may adversely affect our business, financial condition and results of operations. See Note 35.f) to the Audited Consolidated Financial Statements.

The Argentine government has recently introduced changes in the corporate income tax rate and distribution of dividends tax rate. We cannot assure you that the Argentine government or any of its political divisions will not adopt additional changes and reforms in the income tax rate, nor that these reforms and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations. See “Item 10. Additional information—Taxation”.
Risks relating to our business
Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations
Most of our revenues in Argentina are derived from sales of refined products (mainly, gasoline and diesel) and, to a lesser extent, natural gas. Our pricing policy for fuels considers several factors such as international and local crude oil prices, refining spreads, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially aligning our local prices with those of international markets over time, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect our ability to adjust the prices of our products) will not have an adverse impact on our ability to maintain such relation, as fluctuations in the value of the Argentine peso can continue in the foreseeable future, while volatility and uncertainty in international prices for oil and oil products will likely persist as they remain strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors, also potentially having an adverse effect on our export revenues.
If prices for our refined products do not match cost increases (including, but not limited to, local crude prices) or if the Argentine government freezes prices for our fuels, it could have a negative effect on our business, financial condition, results of operations and cash flows. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.
Regarding natural gas market, the revenues we obtain from selling natural gas in Argentina to certain segments, particularly residential clients and generation plants are subject to government regulations and thus could be negatively affected by changing policies. In addition, we may face challenges in connection with the former and current incentive programs established by the Argentine government for the natural gas industry, which are subject to certain regulations and commitments (in terms of investments and production). Changes in regulations or any breach by our Company in its obligations under such incentive programs could affect our projections or profitability. See “Item 4. Information on the Company—Business organization—Gas and Power—Gas operations—The Argentine natural gas market”.
The prices that we are able to obtain for our hydrocarbon products together with the actual volumes produced, processed and dispatched affect the viability of investments in new exploration, development and refining projects and, as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by considering, among other things, market prices for our hydrocarbon products. Furthermore, we may be required to write down the carrying value of our properties if estimated oil and gas prices decline or if we have substantial downward adjustments to our estimated reserves, increases in our operating costs or increases in the discount rate, among other factors. See “Item 5. Operating and financial review and prospects—Critical accounting policies and estimates”.
An outbreak of a disease may have material adverse consequences on our operations
An outbreak of a pandemic, disease or similar public health threat, such as the ongoing
COVID-19,
which has had and may continue to have material adverse consequences for the global economy, could materially and adversely affect our business, financial condition and results of operations. Some of the adverse effects could be: adverse impacts on financial markets; reduction in hydrocarbon products demand and, therefore, in our revenues, generating the reduction of our activity and investment levels in our oil and gas production fields and in our refining operations; significant drop in the international oil price, resulting from the combined effect of a sharp drop in demand as well as the failure of producers to orderly reduce supply; negatively affect Argentina’s economic environment; and substantial changes in companies and social behavior and its potential impact in the sale of fuels.
We cannot predict or estimate the future negative impact that a pandemic will have on our business, financial condition and results of operations, since it will depend on events outside of our control, including the intensity and duration of the pandemic and the measures taken by the different governments, including the Argentine government, in order to contain the virus and/or mitigate the economic impact. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—COVID-19
pandemic outbreak”.
Our domestic operations are subject to extensive and changing regulation
The Argentine oil and gas industry is subject to government changing regulations and controls. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. We may face risks and challenges relating to government regulation and control of the energy sector, including laws, regulations and rules enacted by federal, state, provincial and local governments regarding the award of exploration permits and/or exploitation concessions, export controls, import restrictions (including those related to authorizations for the transfer of funds for foreign payments), investment requirements, taxation, price controls which may prevent the pass-through of increased costs, quality requirements for petroleum products, labor, hydraulic stimulation, drilling activities and other environmental aspects, among others.
The Argentine government has made certain changes in regulations and policies governing the energy sector in recent years to prioritize domestic demand at stable prices in order to sustain economic recovery. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons a national public interest and a priority for Argentina. See “Item 7. Major shareholders and related party transactions”.
We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, financial condition and results of operations. See Note 35 to the Audited Consolidated Financial Statements.

Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms
Our ability to obtain credit and funds depends largely on capital markets and liquidity factors that we do not control, including those related to the cost of financing. Our ability to access credit and capital markets at acceptable terms may be restricted at times when we would like, or need, to access those markets, which could have an impact on our business, financial condition and investing activities.
As a result of many factors including international and local market conditions, Argentina’s ability to renegotiate or repay its debts and its consequences on the rest of the economy and us, exchange and capital controls, credit ratings agencies’ actions, among other factors, there can be no assurance that we will be able to repay or refinance our existing indebtedness at maturity in accordance with our plans.
In addition, we are regularly evaluated by the major credit rating agencies based on a number of factors, including our financial condition and factors affecting the oil and gas industry in general. Any downgrade in our credit rating or announcement that our credit rating is under review for possible downgrade could increase the cost associated with any additional indebtedness we incur.
A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities
In the normal course of business and considering that we are the largest integrated oil and gas company in Argentina, our portfolio of clients and suppliers includes both private sector and governmental entities.
If certain governmental counterparties do not pay accrued amounts in cash or cash equivalents, change the established conditions or are only able to make such payments or redemptions through delivery of financial instruments that may delay collection in excess of our estimates, our financial condition and results of operations could be adversely affected. The aforementioned is applicable, among other receivables, to balances receivable from incentive programs structured by the Argentine government to promote hydrocarbon production, such as the Plan GasAr (see Note 35.d.1) to the Audited Consolidated Financial Statements).
We are and could be subject to import and export restrictions, which may cause us to declare force majeure under certain contracts
The Law No. 17,319, as amended by Law No. 27,007 (“Argentine Hydrocarbons Law”) allows hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. For natural gas Law No. 24,076 and related regulations require that the needs of the domestic market be considered when granting natural gas firm export permits. Although, at the date of this annual report, there are no natural gas export restrictions in place affecting firm exports permits granted under Plan GasAr, in the past, the Argentine government took measures requiring us to divert part of our natural gas production away from exports to the domestic market restricting us from being able to meet our contractual gas export commitments in whole or in part, leading to disputes with our export clients and other service providers forcing us to declare force majeure under certain agreements.
Due to these past restrictions, we are unable to assure whether any future measures will be adopted that could negatively affect our ability to export natural gas, export or import crude oil and diesel or other products and, accordingly, our business, financial condition and results of operations.
Our reserves and production may decline
The rate of production from upstream fields generally declines as reserves are depleted. If we do not successfully conduct exploration and development activities, or identify secondary or tertiary recovery upside through geological and engineering studies in our conventional fields, among others, our estimated proved reserves will decline as reserves are produced, and our business could experience reduced cash flow, resulting in an adverse effect on our results of operations.
We face certain challenges in order to replace our proved reserves with other categories of reserves. In addition, we expect that unconventional development will require higher levels of investments in future years, principally in connection with the Vaca Muerta formation. The financial viability of these investments and development efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. These material risks are also inherent to the oil and gas industry.
We may not be able to replace our proved reserves with cost effective discovery, acquisition and development of new reserves, which could have a negative impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.
Our oil and natural gas reserves are estimates
Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. These factors over which we have no control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest, among others.
Factors susceptible to our control include, but are not limited to, drilling, testing and production, which results may affect the initial reserves estimates, depending on the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of the reservoirs and the recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how;
the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions.

The international price of crude oil has fluctuated significantly in the past. If these prices decrease significantly in the future or if domestic prices are set lower than in international markets, our future calculations of estimated proved reserves would be based on lower prices, which could result in a removal of non-economic
reserves from our proved reserves in future periods. See “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.
As a result of the foregoing, reserves estimates are not precise and are subject to revisions. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges, resulting in impairment reviews which could reduce earnings and shareholders’ equity in the period in which it occurs.
Oil and gas activities are subject to significant economic, social, environmental and operational risks
Oil and gas exploration and exploitation activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as equipment and transportation risks, natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failures, abnormally pressured formations, strikes by our own or third-party employees and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the native population has interests that may conflict with our production or development objectives. If these risks materialize, our operations may suffer substantial operational losses and disruptions and our reputation may be harmed, which could materially and adversely affect our business, financial condition and results of operations. Additionally, if any operational incident occurs that affects local and/or ethnic communities in nearby areas, we will need to incur in additional costs and expenses in order to restore affected areas and compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake.
Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are considered.
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
We rely on suppliers of goods and services for the operation and execution of our projects and, as a result, we may be both adversely affected by failures or delays of such suppliers, or the quality of the products provided by such suppliers. In these cases, we may ultimately need to postpone our projects, which may have an adverse effect on our financial condition and results of operations. Additionally, there may be risks of delays in the customs clearance process caused by external factors or import restrictions, which may impact the supply of goods to us and affect our operations and projects.
Our business depends on complex, long-term and capital-intensive projects
Our projects require a high degree of project management expertise to maximize efficiency. We use a range of oil product prices, gas prices, costs, taxes, among other assumptions, which we review on a periodic basis. These assumptions help us evaluate our projects through a robust capital allocation process. If our assumptions prove to be incorrect, our earnings, cash flows and financial condition could be materially affected.
Specific factors that can affect the performance of major projects (including those related to our unconventional reserves in the Vaca Muerta formation) include our ability to: successfully negotiate with joint ventures partners, governments, suppliers, unions, customers or others; model and optimize reservoir performance; develop production facilities and distribution network; develop markets for project outputs; obtain project approvals and funding by joint venture partners; obtain financing at reasonable costs and on reasonable terms; have sufficient treatment and transportation capacity in place to be able to fully evacuate our oil and gas production growth, particularly in our unconventional projects in the Vaca Muerta formation; access to and availability of equipment and necessary technology, services and personnel; manage changes in operating conditions and costs, including costs of third-party equipment’s or services; prevent, to the extent possible, and respond effectively to unforeseen technical difficulties that could delay project start-ups
or cause unscheduled project downtimes. Moreover, increasing unconventional oil production requires the adjustment of our refineries and other facilities to enlarge the proportion of light crudes to be processed to be able to remain vertically integrated.
We conduct most of our unconventional exploitation operations through joint operations and as a result, the continuation of such joint operations is vital to their success. In the event that any of our partners were to decide to terminate the relationship in respect of a joint operation or sell their interest in a joint operation, we may not be able to replace that partner or obtain the necessary financing to purchase that partner’s interest. Accordingly, our failure to resolve disagreements with our partners or to maintain our joint operations could adversely affect our ability to conduct the underlying operations of such joint operations, which, in turn, could negatively affect our financial condition and results of operations.
Our business depends to a significant extent on our production facilities and logistics network. We may face risks related to restrictions or limitations to evacuate our oil and gas production as a result of the lack of or limited capacity of infrastructure to process and/or transport production. Most of the expansion capacity investments will be carried out through our midstream affiliates, which we do not control.
In addition to the effective management of individual projects, YPF’s success depends on our ability to successfully manage our overall portfolio, including diversification among types and locations of our projects and strategies to divest assets. We may not be able to divest assets at a price or in the timeline contemplated in our plan. Additionally, we may retain certain liabilities following a divestment and could be held liable for past use or for unforeseen liabilities.

We may not have sufficient insurance to cover all the operating hazards to which we are subject
Our operations are subject to extensive economic, operational, regulatory, legal and cybersecurity risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events.
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
Argentine oil and gas exploitation concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed
The extension of our exploitation concessions and/or exploration permits includes, among others, certain level of investment and activity commitments in certain periods.
Non-compliance
with the obligations and standards set out under the Argentine Hydrocarbons Law or agreements with the competent authorities, as applicable, may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot assure you that non-compliance
with certain commitments, as a result of relevant different conditions prevailing in the domestic and/or international oil and gas markets at different times, may derive in the imposition of fines or expiration of certain concessions or permits. See “Item 4. Information on the Company—Business organization—Upstream—Exploration permits and exploitation concessions in Argentina” and Note 35.a) to the Audited Consolidated Financial Statements.
We cannot provide assurances that any of our concessions and/or permits will be extended or renewed. The termination of, or failure to obtain the extension of a concession or permit, or its revocation, could have a material adverse effect on our business, financial condition and results of operations.
We may incur significant costs and liabilities related to environmental, health and safety matters
Operations in the oil and gas industry in which we participate, including those related to our mining and use of sand for purposes of our oil and gas operations, are subject to a wide range of environmental, health and safety laws and regulations. These laws and regulations have a substantial impact on our operations and those of our subsidiaries and could result in material adverse effects on our financial condition and results of operations. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations.
Furthermore, water is an essential component of both the drilling and hydraulic fracturing processes. The Company regularly disposes of the fluids produced from oil and gas production operations. Increased regulation or limitations to the use of water for our operations, or increased scrutiny or limitations on the injection of produced water through injection wells, which could also result in increased litigation, could adversely affect our results of operations and financial condition. See “Item 8. Financial information—Legal proceedings” and “Item 4. Information on the Company—Environmental matters”.
Climate change and energy transition could affect our business
Climate change challenges as well as the transition to lower carbon economy will have an impact on YPF’s business and may involve risks related to changes in public policies, laws and regulations, markets, physical impact on properties, operations and technologies.
Stronger climate change commitments, as well as regulations and policies are being implemented by an increasing number of countries, including the adoption of new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap and trade regimes. New regulations or requirements could impact YPF’s business whether in a direct way through changes in taxation or other costs to operations, or indirectly, through changes in technology, access to financing or consumer behavior.
In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, focused on implementing policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change. During 2021, the Secretariat of Energy (Ministry of Economy) issued Resolution No. 1,036/2021 approving the Guidelines for an Energy Transition Plan for 2030, in order to comply with its new national decarbonization commitments. If additional requirements were adopted in Argentina, these requirements could add to our production costs (including compliance related costs such as for monitoring or reducing emissions) adversely impact our competitiveness and shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.
The risks associated with climate change could impact our operations due to severe weather events, more uncertainty over future demand and prices for oil and gas products, more difficulties for us to access capital due to reputational issues with investors, change the consumer profile reducing its consumption of fossil fuels, talent attraction, and energy transitions in the world economy towards a lower carbon matrix with the insertion of substitute products for fossil fuels and the increasing use of electricity for urban mobility. These factors may have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our businesses, adversely impacting our operating and financial results and limiting our growth opportunities.

In addition, the pace and extent of the energy transition could pose a risk to the Company if our own transition towards decarbonization does not move in sync with society. If we are slower than society, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our products, including the market value of our unconventional acreage and associated resources we expect to develop in the future. If we move faster than society, we risk investing in technologies, markets or low-carbon
products that are unsuccessful because there is limited demand for them. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.
We face risks relating to certain legal proceedings which may cause significant costs and losses
We are party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned for such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any accruals we have provided and, consequently, could have a material adverse effect on our business, financial condition and results of operations.
In particular, we are party to adversary proceedings (i) filed by the Maxus Energy Corporation Liquidating Trust in the Delaware Bankruptcy Court against us and certain of our subsidiaries and other entities, and (ii) filed by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fun, L.P., former YPF Class D shareholders, in the Federal District Court for the Southern District of New York, against the Argentine Republic and us. If any of these proceedings were to be resolved adversely to us, we could be held liable for significant costs and losses and our financial condition and results of operations could be materially and adversely affected.
In addition, we may be subject to liabilities related to labor, commercial, civil, tax, criminal or environmental contingencies undisclosed to us when we acquire new businesses, in which case our business, financial condition and results of operations may be materially and adversely affected.
For additional information, see “Item 8. Financial information—Legal proceedings”.
We may be subject to organized labor action
Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues, especially in the context of diminished investment activities. Labor demands are common place in Argentina’s energy sector and unionized workers have blocked access to and damaged our properties in the past and thus we can provide no assurances for that not to happen again in the future.
Our performance is largely dependent on recruiting and retaining key personnel
Our current and future performance, the successful implementation of our strategy and the operation of our business are dependent upon the contributions of our senior management and our highly skilled team of engineers and other employees. Our ability to continue to rely on these key individuals is dependent on our success attracting, training, motivating and retaining key management and commercial and technical personnel with the necessary skills and experience. There is no assurance that we will be successful in attracting and retaining key personnel such as senior management, highly skilled team of engineers and other employees, and if so, to do it on a timely basis. Failure to retain key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business, financial condition and results of operations.
We may suffer information technology system failures, network disruptions and breaches in data security
As dependence on digital technologies is expanding, cyber incidents, including deliberate attacks or unintentional events, have been increasing worldwide. We rely on digital technologies to estimate quantities of oil and gas reserves, analyze seismic and drilling information, process and store financial and operating data, as well as to support our internal communications and interactions with our third-party business partners. Cyber-attacks could compromise our digital systems, information systems and related infrastructure, or those of our business partners, and result in additional costs and disruptions to our business operations or the loss of our data and negatively impact our operations in a variety of ways and, therefore, our business, financial condition, results of operations and cash flows, including but not limited to: unauthorized access to strategic and sensitive information potentially impacting on our ability to compete for oil and gas resources; data corruption or operational disruption of production-related infrastructure that could result in a loss of production, or accidental discharge; disruption of our operations, communications, or processing of transactions or the loss of, or damage to, sensitive information, facilities, infrastructure and systems; cyber-attacks on a service provider that could result in supply chain disruptions, which could delay or halt our major development projects; and attacks on our accounting or accounts payable systems which could expose us to liability to employees and third parties if their sensitive personal information is obtained.
Although we have adopted, and continue to adopt, all required measures to ensure the proper functioning of our digital technologies and operating systems, as well as to ensure that our customers’ information is protected, no assurance can be given that we will not be subject to any cyberattacks, which can adversely affect our business and results of operations. In addition, during 2021, we have registered an increase in attempted attacks and, like other companies in the industry, were exposed to malware infections, which did not result in a material negative impact on our operations. Additionally, certain cyber incidents, such as surveillance, may remain undetected for an extended period.
In addition, the risk and exposure to these matters cannot be fully calculated nor mitigated because of, among other things, the evolving nature of these threats.
As mentioned above, we are subject to cybersecurity threats and while certain of our insurance policies may allow for coverage of associated damages resulting from such events, if we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial condition and results of operations.

Our derivative risk management activities could result in financial losses
We may enter into derivative financial instruments such us foreign exchange hedge and commodity hedge (oil and grains), among others, to mitigate market risks. Although we would only execute non speculative trades, we might be exposed to residual adverse fluctuations in the price of the assets underlying the derivative contracts, the derivatives might fail to provide perfect hedging for the nature of the risks or our counterparties might fail in their obligations, which could result in financial losses and adversely affect our business, financial condition and results of operations.
Our actual production could differ materially from our forecasts
From time to time, we provide forecasts of expected quantities of future oil and gas production and other financial and operating results. These forecasts are based on a number of estimates and assumptions, including that none of the risks associated with our oil and gas operations summarized in this section occur. Production forecasts, specifically, are based on assumptions such as expectations of production from existing wells, the level and outcome of future drilling activity, the availability of treatment and transportation infrastructure, the level of gas demand, and the absence of facilities or equipment malfunctions, adverse weather effects, the occurrence of a pandemic disease or downturns in commodity prices or significant increases in costs, which could make certain drilling activities or production uneconomical. Should any of these estimates prove inaccurate, or should our development plans change, actual production or other forecasted financial or operating metrics could be materially and adversely affected.
We have limited control over the day to day activities carried out on properties that we do not operate
Some of the properties in which we have an interest are operated by other companies and involve third-party working interest owners. As a result, we have limited control over the day to day operations of these companies and third parties, including their compliance with environmental, safety and other regulations, which, in turn, could have a material adverse effect on our business, financial position, results of operations, cash flows and our reputation.
We could be affected by violations of anti-corruption, anti-bribery, anti-money laundering and other national and international regulations
Although we have developed a comprehensive compliance program and we have internal policies and procedures designed to ensure compliance with anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect inappropriate practices, fraud or violations of such laws and regulations by employees, directors, officers, partners, agents and service providers. Noncompliance with such laws and regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws which may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations. See “Item 9. The offer and listing—Law No. 27,401 on Corporate Criminal Liability”.
If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt
Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we may be in default of our obligations, which in turn would limit our capacity of borrowing. In the case of our Secured Notes due 2026, under certain conditions, holders may elect to accelerate payments, and if that is the case, we may lose access to the collateral underlying those obligations. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder. However, if the corresponding waivers are not timely obtained, in accordance with the terms of our credit and indentures certain creditors may declare the principal and accrued interest on amounts owed to them as due and immediately payable, resulting in acceleration of other outstanding debt due to cross default provisions, which in turn could have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Covenants in our indebtedness” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”.
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
Risks relating to our Class D shares and ADSs
The market price for our shares and ADSs may be subject to significant volatility
The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or forecasted financial and operating results; speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, the behavior of the local and international markets, variations in international and/or local crude oil prices, pandemic diseases, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. Factors such as the above-mentioned have led and could lead to considerable volatility in the market price of our shares and ADSs. Additionally, sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder could decrease the trading price of our Class D shares and ADSs. We cannot assure you that factors that could affect the market price of our ordinary shares and ADSs will not have a material adverse effect on the trading values of our securities. See “Item 9. The offer and listing”.
Additionally, if the bid price of our ordinary shares and ADSs were to close below the required minimum
30-day
average of US$ 1.00 per share, we may receive a deficiency notice from the New York Stock Exchange (“NYSE”) regarding our failure to comply with this requirement. To the extent that we are unable to timely resolve such listing deficiency, there is a risk that our ordinary shares and ADSs may be delisted from the NYSE, which would adversely impact liquidity of our ordinary shares and ADSs and potentially result in even lower bid prices for them. In addition, if the NYSE approves the delisting of our ordinary shares and ADSs, Bolsas y Mercados Argentinos (“BYMA”) may require the delisting of our shares listed in such stock market.
Certain strategic transactions require the approval of the Argentine government (the sole holder of our Class A shares) or may entail a cash tender offer for all of our outstanding capital stock
Pursuant to our
by-laws,
the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including: (i) a merger; (ii) an acquisition of shares by a third-party representing more than 50% of the Company’s capital; (iii) the transfer to third parties of all the exploration and exploitation rights granted to YPF pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the Company’s exploration and exploitation activities; (iv) the voluntary dissolution of the Company; (v) the transfer of the legal or fiscal domicile of the Company to a country other than Argentina; and (vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. According to our by-laws,
the transactions described in (iii) and (v) above also require the prior approval of the Argentine Congress. See “Item 10. Additional information—Certain provisions relating to acquisition of shares”.
Capital controls imposed by the Argentine government may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs
The Argentine government is empowered, for reasons of public emergency, to establish the system that will determine the exchange rate between the Argentine peso and foreign currency and to impose exchange regulations. Under current BCRA regulations, the transfer of funds abroad to pay dividends to non-resident
shareholders currently requires BCRA approval unless certain conditions are met in accordance with regulations issued by the BCRA. Further restrictions on the movement of capital to and from Argentina may be imposed and impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. See “Item 10. Additional information—Exchange regulations—Specific Provisions Regarding Access to the FX Market—Distribution of profits and dividends”.
Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay in pesos on the shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, pursuant to the aforementioned regulations. If this conversion is not possible for any reason, including regulations of the type described herein (or future regulations and restrictions that may be enacted) or if any approval or license of any government or agency thereof that is required for such conversion is not filed or sought by the depositary or is not obtained within a reasonable period as determined by the depositary, the deposit agreement allows the depositary to distribute cash dividends or cash distributions in pesos only to those ADRs holders to whom it is possible to do so or, in its discretion, hold such pesos uninvested. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.
We may not be able to pay, maintain or increase dividends
Our ability to pay, maintain or increase dividends is based on many factors, including our current and cumulative net income, capital expenditures required under our investment plans, future debt service payments, restrictive covenants on our financial debt agreements, working capital needs, legal, tax and/or contractual restrictions and general economic and financial conditions. A change in any of these factors could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year. See “Item 10. Additional information—Dividends”.
We are traded on more than one market and this may result in price volatility; in addition, investors may not be able to easily transfer securities to take advantage of pricing opportunities for trading between such markets
Trading in ADSs or Class D shares underlying ADSs in the United States and Argentina, respectively, will use different currencies (U.S. dollars on the NYSE and Argentine pesos on the Mercado de Valores de Buenos Aires (“S&P MERVAL”), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina), resulting in potential differences in the trading prices of the ADSs and Class D shares underlying ADSs on these two markets. Any decrease in the price of the Class D shares underlying ADSs on the S&P MERVAL could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy the Class D shares underlying ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage”. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class D shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.
Under Argentine law, shareholder rights may be different from other jurisdictions
Our corporate affairs are governed by our
by-laws
and by Argentine General Corporations Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs
Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, they may lapse. As a result, U.S. holders of Class D shares or ADSs may suffer dilution of their interest in our company upon future capital increases.
In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice and Human Rights) in order to exercise certain shareholder rights, including voting rights. In the event that a non-Argentine
company owns our Class D shares directly (rather than in the form of ADSs) and it fails to register with the respective National Corporations Registry, its capacity to exercise your rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law No. 26,831 and to General Resolution No. 789 of the CNV, foreign companies that are shareholders of YPF may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact. See “Item 10. Additional information—Preemptive and accretion rights”.
You may be unable to exercise voting rights with respect to Class D shares underlying your ADSs at our shareholders’ meetings
The depositary will be treated by us for all purposes as a shareholder with respect to the shares underlying ADSs. A holder of ADRs representing the shares being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADRs only in accordance with the deposit agreement relating to ADSs. While our direct shareholders will be able to exercise their voting rights either attending the meeting in person or by Argentine proxy, ADRs holders may only exercise their voting rights by either withdrawing the shares underlying their ADRs in time for the meeting or instructing the depositary (upon receipt of a notice of the meeting from the depositary) on how to vote the Class D shares represented by their ADRs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADRs holders than for holders of Class D shares. If no such instructions are received, the depositary shall vote the Class D shares represented by ADSs in accordance with the recommendations of the Board of Directors made to all holders of shares, unless the depositary is prohibited from doing so by any applicable provision of Argentine law.
Shareholders outside of Argentina may face additional investment risks from currency exchange rate fluctuations in connection with their holding of our Class D shares or ADSs
We are an Argentine company and any future payments of dividends on our Class D shares will be denominated in pesos. The Argentine peso has historically and recently fluctuated significantly against many major world currencies, including the U.S. dollar. A devaluation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and ADSs as measured in U.S. dollars.
It may be difficult to effect service of process within the United States for civil liabilities against us or our directors, officers and controlling persons, and the enforcement in Argentina of any foreign judgement that results therein would be conditioned on compliance with the requirements of Argentine procedural law
We are organized under the laws of Argentina and our principal place of business (domicilio social) is in the City of Buenos Aires, Argentina. Our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets is located outside the United States. As a result, it may be difficult for holders of our securities to effect service of process within the United States on such persons or to enforce judgments against us or them, including in any action based on civil liabilities under the U.S. federal securities laws. Under Argentine law, enforcement of foreign judgments would be recognized, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are complied with, including the requirement that the judgment does not violate principles of public policy of Argentine law, as determined by an Argentine court, and provided that an Argentine court will not order the attachment on any property located in Argentina and determined by such court to be essential for the provision of public services.

ITEM 4.	Information on the Company
History and development of YPF
YPF is a corporation (sociedad anónima), incorporated under the laws of the Argentine Republic. Our address is Macacha Güemes 515, C1106BKK, Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is
(011-54-11)
5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”. The Company operates under the laws of the Argentine Republic, with
By-laws
registered on February 5, 1991, under number 404 of Book 108, Volume “A” of Corporations of the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registrar of Companies; and which amending by-laws
of the previous ones were registered on June 15, 1993, under number 5,109 of Book 113, Volume “A” of Corporations of the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registrar of Companies. It is in force for a limited term of one hundred years from June 15, 1993, with the date of termination of its Memorandum of Incorporation being June 15, 2093.
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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and NGLs. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and biofuels. Additionally, through our Gas and Power business segment, we are active in the gas separation, natural gas distribution and power generation sectors both directly and through our investments in several affiliated companies.
Beginning in the 1920s and until 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the Argentine government. During this period, we and our predecessors were owned by the state, which controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including us. Following the enactment of these laws, a series of presidential decrees were promulgated, which required us, among other things, to sell majority interests in our production rights to certain major producing areas and to undertake an internal management and operational restructuring program.
In November 1992, the Argentine Congress enacted Law No. 24,145 (the “Privatization Law”), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares, representing approximately 45% of our outstanding capital stock, that had previously been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B shares to the Argentine provinces, which represented approximately 11% of our outstanding capital stock, and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class B shares, representing approximately 13% of our outstanding capital stock. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.
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
Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (“Petersen”) acquired ADRs evidencing ADSs representing 15.0% of our capital stock, from Repsol YPF. On May 3, 2011, Petersen exercised an option to acquire, from Repsol YPF, ADRs evidencing ADSs representing 10.0% of our capital stock, and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. See “Item 7. Major shareholders and related party transactions” for details on our current major shareholders.
On May 3, 2012, the Argentine Congress passed Law No. 26,741 (“the Expropriation Law”). On May 7, 2012, the Expropriation Law was published in the Official Gazette, declaring a national public interest and a priority for Argentina in the achievement of self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons. The Expropriation Law’s stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.
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
Expropriation of shares held by Repsol YPF
For the purpose of ensuring the fulfillment of its objectives, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. According to the Expropriation Law, the shares subject to expropriation, which have been declared of public interest and were subsequently transferred to the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States.

In addition, the Expropriation Law provided for the expropriation of 51% of the share capital of the company Repsol YPF GAS S.A. (“Repsol YPF GAS”) represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.
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
In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class D shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted US$ 5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (the “Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force.
The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine Congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF and YPF GAS S.A (former Repsol YPF GAS).
Legal nature of the Company
According to the Expropriation Law, YPF is and will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of Law No. 19,550 and its corresponding regulations, and neither is nor will be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.
See “Item 7. Major shareholders and related party transactions”, “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of the Company” and “Item 3. Key information—Risk factors—Risks relating to our business—We face risks relating to certain legal proceedings which may cause significant costs and losses”.
Overview
Argentina is the largest producer of natural gas and the fifth largest producer of crude oil and condensate in Central and South America, based on the average between 2019 and 2020 production, according to the 2021 edition of the BP Statistical Review of World Energy, published in July 2021.
YPF operates mainly in Argentina (see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”) and our revenues are primarily derived from the sale of fuels (gasoline and diesel) and natural gas in the Argentine local market, which together represented 69.1% of total revenues in 2021. Additionally, our main expenditures are related to investments and operating costs in conventional fields, aiming to compensate or reduce their natural decline, in unconventional fields, with the objective of growing production and reserves, and in the maintenance and/or investment in our downstream business, among others, as well as royalties and taxes related to our operations and the payment of interests related to our financial debt. See “Item 10. Additional information—Dividends”.
The definition of our strategy is aligned with our goal of being the leading integrated energy company in Argentina, mainly focused on the development, production and refining/processing of oil and gas and the distribution/marketing of hydrocarbon and derivative products in a sustainable way, generating long-term value for our shareholders, employees, customers, direct and indirect suppliers and for Argentina´s population. Our strategic pillars are:

•	discipline in the allocation of capital, focused on the development of our unconventional hydrocarbon acreage with competitive advantages, generating value in a sustainable way;

•	efficiency in costs and processes in all business segments, and particularly in the Vaca Muerta formation, with the aim of ensuring resilience even in low price scenarios;

•	rationalization of the conventional asset portfolio, prioritizing profitability through the incorporation of technology and innovation to gain efficiency;

•	adaptation of refineries to facilitate greater shale processing and the expected evolution of the quality of fuels to be demanded by our customers; and

•
reduction of the Company’s specific CO2 emissions and the development of renewable energies through our participation in YPF Energía Eléctrica S.A. (“YPF EE”), as part of our commitment to sustainability.

The investment plan related to our strategy requires the reinvestment of our earnings, our association with strategic partners and the use of debt financing at levels we consider prudent for companies in our industry. The financial viability of these investments and hydrocarbon recovery efforts will depend on numerous factors that YPF does not control or influence, such as the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, among others. See “Item 3. Key information—Risk factors—Risks relating to Argentina”, “Item 3. Key information—Risk factors—Risks relating to our business” and “Item 5. Operating and financial review and prospects—Factors affecting our operations”. Furthermore, we continue to manage our portfolio actively, including the evaluation of new joint ventures to develop our unconventional acreage and/or divestment of matured conventional assets. From time to time, we may proceed with the sale of non-core
assets or joint venture arrangements that reduce future capital expenditures to satisfy other liquidity and capital needs.
Business organization
For a chart illustrating our organizational structure, including our principal subsidiaries see Note 1 to the Audited Consolidated Financial Statements.
As of December 31, 2021, we conducted our business according to the following organization:

(i)	Upstream business segment , which includes all activities related to the exploration, development and production of oil and natural gas:

•
As of December 31, 2021, we held interests in 119 oil and gas fields in Argentina. In 2021 these assets accounted for 41.1% of the country’s total production of crude oil, excluding NGL, and 33.2% of its total natural gas production, including NGL, according to the Secretary of Energy of the Ministry of Economy (“SE”).

•
We had proved reserves, as estimated as of December 31, 2021, of 643 mmbbl of oil, including condensates, 64 mmbbl of NGL and 2,447 bcf of gas, representing aggregate reserves of 1,143 mmboe, compared to 483 mmbbl of oil, including condensates, 63 mmbbl of NGL and 2,110 bcf of gas, representing aggregate reserves of 922 mmboe as of December 31, 2020.

•
During 2021 we produced 77 mmbbl of oil (211 mbbl/d), condensates of 13 mmbbl of NGL (34 mbbl/d) and 460 bcf of gas (1,260 mmcf/d), representing a total production of 171 mmboe (470 mboe/d), compared to 76 mmbbl of oil (207 mbbl/d), condensates of 13 mmbbl of NGL (37 mbbl/d) and 460 bcf of gas (1,256 mmcf/d), representing a total production of 171 mmboe (467 mboe/d) in 2020.

(ii)	Downstream business segment , which consists of our refining, marketing, chemicals, logistics and trading divisions:

•
We are Argentina’s leading refiner with operations conducted at 3 wholly-owned refineries with a combined annual refining capacity of 120 mmbbl (328 mbbl/d). We also own a 50% equity interest in Refinería del Norte S.A. (“Refinor”), an entity jointly controlled with Pampa Energía S.A. (“Pampa Energía”) and Pluspetrol S.A. (“Pluspetrol”) which has a refining capacity of 26 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of December 31, 2021 consisted of 1,654
YPF-branded
service stations, which represent 35.5% of gasoline service stations in Argentina, of which we operate 160 through our wholly-owned subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”).

•
We are one of the leading petrochemical producers in Argentina and in the Southern Cone, with operations conducted through our Ensenada Industrial Complex (“CIE”) and Plaza Huincul Complex. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (a company wholly-owned by Nutrien Inc.), is one of the leading producers of urea in the Southern Cone.

(iii)
Gas and Power business segment
, which includes the activities of transportation, commercialization and distribution of natural gas; transportation and marketing of natural gas liquids; operation of regasification terminals; and power generation:

•
We are the largest producer of natural gas in Argentina with total natural gas sales of 12,577 mmcm in 2021, accounting for 26.5% of the market (market share calculated through December 2021, as provided by Ente Nacional Regulador del Gas (“ENARGAS”)).

•
We also distribute natural gas through our subsidiary Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of the Buenos Aires Province, and one of the main distributors in Argentina. During 2021 Metrogas distributed 6,839 mmcm (or 241.14 bcf) of natural gas to 2.5 million customers.

•
YPF is the operator of UT Escobar (a joint venture with Integración Energética Argentina S.A. (“IEASA”)), which operates a LNG regasification terminal (“LNG Escobar”) located in Escobar, in the Buenos Aires Province, since 2011. During 2021 the Company provided the regasification service at Bahia Blanca terminal.

•
We participate directly and, mainly through YPF EE, in 21 power generation plants, with an aggregate installed capacity of 3,091 MW. During 2021 the Cañadón León wind farm began its operations adding 122.7 MW of installed capacity.

(iv)	Central Administration and Others business segment , which consists of our remaining activities.
For a description related to the activities developed by each business segment see Note 5 to the Audited Consolidated Financial Statements.
Substantially all of our operations, properties and customers are located in Argentina. Additionally, we market lubricants and specialties in Brazil and Chile and carry out exploration activities in Bolivia.
The following table sets forth revenues and operating profit/loss for each of our business segments, for additional information about revenues see Note 24 to the Audited Consolidated Financial Statements:

	For the year ended December 31, (millions of Ps.)
	2021	2020	2019
Revenues (1)
Upstream
Revenues from sales	4,678	2,419	2,046
Revenue from intersegment sales (2)	544,384	289,421	286,585

Total Upstream	549,062	291,840	288,631
Gas and Power
Revenues from sales	199,612	122,254	131,055
Revenue from intersegment sales	15,375	8,060	8,697

Total Gas and Power	214,987	130,314	139,752
Downstream
Revenues from sales	1,046,089	536,714	531,724
Revenue from intersegment sales	6,121	3,349	3,447

Total Downstream	1,052,210	540,063	535,171
Central Administration and Others
Revenue from sales	31,948	14,108	19,743
Revenue from intersegment sales	48,498	28,787	27,502

Total Central Administration and Others	80,446	42,895	47,245
Less intersegment sales and fees	(625,375)	(335,926)	(332,204)

Total Revenues	1,271,330	669,186	678,595
Operating profit / (loss)
Upstream	1,688	(25,878)	(49,194)
Gas and Power	1,333	(18,994)	2,944
Downstream	86,496	4,839	40,653
Central Administration and Others	(18,625)	(22,305)	(15,866)
Consolidation adjustments	(12,722)	3,941	451

Total Operating profit / (loss)	58,170	(58,397)	(21,012)

(1)
Revenues are net of payments of turnover tax. Customs duties on hydrocarbon exports are accounted under “Taxes, charges and contributions” as indicated in Note 26 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a production cost and are not deducted in determining revenues, see Note 2.b.15) to the Audited Consolidated Financial Statements.

(2)	Revenues for intersegment sales of crude oil to Downstream segment are recorded at transfer prices that reflect our estimate of Argentine market prices.
For a description of our principal capital expenditures and divestitures see “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures capital investments and expenditures”.
Upstream
YPF’s Upstream business segment seeks to add value to the Company by optimizing the use of deployed capital, achieving levels of operational excellence and enhancing the productivity of mature fields, thus generating new development opportunities and softening the decline of mature fields, while delivering profitable growth driven by the increasing incorporation of unconventional projects to its activities.
The plan of promotion for natural gas production in Argentina (“Plan GasAr”), launched in November 2020, gave to the Company an opportunity to monetize natural gas reservoirs, ensuring to supply the demand over the next four years at a price that allows for the development of our gas projects in the Neuquina Basin.
In 2021, YPF continued actively managing its portfolio.
Acreage
Our production is concentrated in the following basins in Argentina: Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral.

The following table sets forth information regarding our developed and undeveloped acreage by geographic area:

	As of December 31, 2021 (thousands of acres)
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
South America
Argentina	1,298	979	21,934	14,364
Rest of South America (5)	-	-	506	298

Total (6)	1,298	979	22,440	14,662

(1)	Developed acreage is spaced or assignable to productive wells.

(2)
Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which we own a working interest.

(4)	Net acreage equals gross acreage after deducting third-party interests.

(5)
Relates to Colombia and Bolivia. In Colombia, YPF and its partners notified the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”) of the decision to relinquish the COR 12 and COR 33 blocks. In Bolivia, YPF’s net undeveloped surface acreage totalled 125,094 acres. YPF no longer has undeveloped or developed surface acreage in Chile (see “—Exploration & Development activity in rest of South America—Chile”).

(6)
8,684 and 3,669 acres correspond to gross and net undeveloped offshore fields, respectively, while 28 and 14 acres correspond to gross and net developed offshore fields, respectively. All of our offshore fields are located in Argentina.

The exploratory undeveloped acreage under the first or second exploration terms, which matures in 2022 and in the period 2023-2024, respectively, is 15,134 km
2
and 17,892 km
2
, respectively, or 45% and 54%, respectively, of our 33,319 km
2
of net exploratory undeveloped acreage as of December 31, 2021.
The extension of the maturing acreage that we would be required to surrender to the relevant Province will depend on our decision to extend our exploration permit in a given area, provided that the requirements of the Argentine Hydrocarbons Law have been met, including the satisfaction of our obligations under the exploration permit relating to those areas. Therefore, the areas to be relinquished usually consist of acreage where drilling has not been successful and are considered non-core
lease acreage.
As of December 31, 2021, we do not have any material undeveloped acreage related to our exploitation concessions expiring in the near term.
Exploration permits and exploitation concessions in Argentina
The following table sets forth information regarding the exploration permits and exploitation concessions we held:

	As of December 31, 2021
	Operated by YPF	Non-Operated by YPF	Total
Exploration permits	13	5	18
Exploitation concessions	72	29	101

Total	85	34	119
The following table sets forth information regarding the exploration permits we held:

	As of December 31, 2021
	Onshore			Offshore
	100% ownership interest	50% - 70% ownership interest	Total	100% ownership interest	37.5% - 50% ownership interest	Total
Exploration permits	9	5	14	-	4	4
The following table sets forth information regarding the exploitation concessions we held:

	As of December 31, 2021
	Onshore
	100% ownership interest	7.2% - 98% ownership interest	Total
Exploitation concessions	56	45	101

The following table sets forth information regarding the expiration year of our exploration permits and exploitation concessions:

	As of December 31, 2021
	Expiration year
	2022-2026	2027-2031	2032-2036	2037-2041	2042-2046	2047-2051	2052-2056	2057+	Total
Exploration permits	18	-	-	-	-	-	-	-	18
Operated by YPF	13	-	-	-	-	-	-	-	13
Non-Operated by YPF	5	-	-	-	-	-	-	-	5
Exploitation concessions	23	31	8	4	11	14	8	2	101
Operated by YPF	17	22	4	4	11	9	4	1	72
Non-Operated by YPF	6	9	4	-	-	5	4	1	29

Total	41	31	8	4	11	14	8	2	119
The following table shows our gross and net interests in productive oil and gas wells by basin:

	As of December 31, 2021
	Wells (1) (2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,402	3,339	1,794	1,259
Golfo San Jorge	7,354	6,885	73	72
Cuyana	696	640	-	-
Noroeste	42	22	88	45
Austral	109	109	53	53

Onshore	12,603	10,995	2,008	1,429
Offshore	91	46	-	-

Total	12,694	11,041	2,008	1,429

(1)	A gross well is a well in which we own a working interest.

(2)	Net wells equal gross wells after deducting third-party working interests.
Approximately, 96% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (66%) and the Golfo San Jorge (30%) basins, and 96% of our proved gas reserves in Argentina are concentrated in the Neuquina (81%), the Golfo San Jorge (8%) and the Austral (7%) basins.
Joint ventures and contractual arrangements in Argentina
The following table sets forth information regarding the exploration and exploitation joint ventures and contractual arrangements in which we participated:

	As of December 31, 2021
	7.2% - 85% ownership interest
	Operated by YPF	Non-Operated by YPF	Total
Exploration joint ventures and contractual arrangements	4	5	9
Exploitation joint ventures and contractual arrangements	14	22	36

Total	18	27	45
Our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of our joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and exploitation joint ventures in which we participated as of December 31, 2021, see Note 29 to the Audited Consolidated Financial Statements. We are also a party of other contractual arrangements that arose through the renegotiation of service contracts and their conversion into exploitation concessions and exploration permits.

Drilling activity in Argentina
The following table shows the number of wells drilled by us or through joint ventures in which we had a working interest:

	For the year ended December 31,
	2021	2020	2019
Gross wells drilled (1)
Oil	5	2	8
Gas	-	-	3

Exploratory productive	5	2	11
Dry	2	-	12

Total Exploratory	7	2	23

Oil	220	112	305
Gas	79	12	105

Development productive	299	124	410
Dry	5	-	-

Total Development	304	124	410

Net wells drilled (2)
Oil	4	1	7
Gas	-	-	2

Exploratory productive	4	1	9
Dry	1	-	9

Total Exploratory	5	1	18

Oil	130	78	224
Gas	48	5	75

Development productive	178	83	299
Dry	2	-	-

Total Development	180	83	299

(1)	Gross wells include all wells in which we own a working interest.

(2)	Net wells equal gross wells after deducting third-party working interests.
The following table shows the number of wells in the process of being drilled:

	As of December 31, 2021
	Gross	Net
South America
Argentina	191	108
Rest of South America	-	-

Total	191	108
Exploration & Development activity in Argentina
Exploratory activities
During 2021 our main exploratory activities had the following principal focus:
Onshore
Operated areas
Unconventional activities
Neuquina basin
During 2021 our Vaca Muerta formation exploration and appraisal activity took place in 3 areas:

•
In the southern part of the basin, within the boundaries of the Loma La Lata - Sierra Barrosa conventional concession, 1 horizontal oil well, drilled in 2019, started production in February 2021. This well, currently under evaluation, has the objective of understanding the Vaca Muerta formation´s productivity potential towards the southern limit of the basin.

•	In the northern part of the basin the activity was concentrated in 2 blocks:

-
In the Narambuena block, 2 horizontal oil wells drilled in 2019, targeting 2 landing zones started production in 2021. Initial results are slightly below expectations and it is necessary to have a longer production history to correctly evaluate the performance.

-	In the Bajo del Toro Norte block, 5 horizontal oil wells targeting 4 landing zones were drilled and are in completion as of December 31, 2021.
In the Cerro Manrique block 1 tight gas well, drilled in 2019, was completed in 2021. The low gas flow rates measured during initial testing proved this well to be uneconomical.

In the Rincón del Mangrullo block a
pre-frack
operation was performed in 1 tight gas well drilled in 2019. Results are currently being evaluated.
In the Río Neuquén block 1 tight gas well was drilled and is still pending completion as of December 31, 2021.
In the Salinas del Huitrin block an intervention was done in 1 tight gas well as part of the commitments on the block. The low gas flow rates measured during initial testing proved it to be uneconomical. Consequently, we informed the Río Negro Province of the decision not to continue with the exploratory period and relinquish the block.
Conventional activities
Neuquina basin
In the Cerro Manrique block, having fulfilled all commitments, we decided to continue with the second exploration period. We subsequently informed the Neuquén Province of this decision.
In the Estación Fernández Oro block, as of December 31, 2021, 1 oil well is being drilled.
In the Malargüe block, as of December 31, 2021, we are still awaiting response from the Mendoza Province regarding our notification from 2019 informing the Province of our decision to relinquish the block, having fulfilled all commitments in the block and considering the results obtained.
Golfo San Jorge basin
In the Manantiales Behr block, in 2021, 2 workovers targeting gas were done with results according to expectations, and 1 oil well was drilled and is currently being evaluated.
In the El Guadal - Lomas del Cuy block, in 2021, 2 oil wells were drilled, 1 well with results below expectations and 1 well is pending completion, as of December 31, 2021.
In the Los Perales - Las Mesetas block, as of December 31, 2021, 1 well with oil and gas objective is being drilled.
In the Cañadón Vasco block, 1 workover was carried out on an oil well in 2021. The intervention had technical issues and, as of December 31, 2021, it is being evaluated.
In the Pico Truncado - El Cordón block, as of December 31, 2021, 1 oil well is being drilled.
Cuyana basin
In the La Ventana block 1 workover was carried out on an oil well. The ratio of water produced compared to the volume of total liquids produced during initial testing proved this well to be uneconomical.
In the CCyB 17/B block, as of December 31, 2021, we are still awaiting response from the Mendoza Province regarding the notification sent in 2018 informing the Province of our decision to relinquish the block, having fulfilled all commitments in the block and considering the results obtained.
Austral basin
In 2021, the Company sent notices to the Santa Cruz and Tierra del Fuego Provinces requesting a deferral of the expiration dates of the first exploration periods of the El Turbio and
CA-12
Bloque I blocks, due to the consequences of the
COVID-19
pandemic outbreak. A deferral of 14 months was granted in the El Turbio block (from June 2021 to August 2022) and of 12 months in the
CA-12
Bloque I block (from November 2021 to November 2022).
Non-Operated
areas
Conventional activities
Neuquina basin
In the Agua Salada block 1 gas well was drilled by Tecpetrol S.A. (“Tecpetrol”) in 2021, with negative results and was abandoned.
In the CNQ 7/A block 1 well was drilled by Pluspetrol in 2021, is currently producing oil with results according to expectations.
Golfo San Jorge basin
In the El Tordillo block 1 workover was carried out on a gas well by Tecpetrol in 2021. As of December 31, 2021, results from that workover are being evaluated.
Offshore
Operated areas
Conventional activities
Argentina Norte basin
In 2021, the Company sent a notice to the SE requesting a deferral of the expiration date of the first exploration period of the
CAN-102
block, due to the consequences of the outbreak of the
COVID-19
pandemic. The deferral was granted for 12 months (from November 2023 to November 2024) with the possibility of a deferral of 12 additional months if requested.

Non-Operated
areas
Conventional activities
Argentina Norte basin
In January 2021, we signed a partnership agreement with Equinor Argentina B.V. Sucursal Argentina (“Equinor”) and Shell Argentina S.A. (“Shell”), whereby Equinor will operate the
CAN-100
block holding a 35% working interest (“WI”), YPF will have a 35% WI and Shell a 30% WI. In April 2021 the SE approved the agreement.
Additionally, in 2021, Equinor (operator of the
CAN-100
and
CAN-114
blocks) and Total Austral S.A. (operator of the
MLO-123
block) sent a notice to the SE requesting a deferral of the expiration date of the first exploration periods of the above-mentioned blocks due to the consequences of the outbreak of the
COVID-19
pandemic. In December 2021, the SE granted the deferrals for 12 months for each of
CAN-100
(from April 2023 to April 2024),
CAN-114
(from November 2023 to November 2024) and
MLO-123
(November 2023 to November 2024), with the possibility of a deferral of 12 additional months if requested.
Seismic activities
No seismic studies were executed during 2021.
Development activities
During 2021, our main development activities had the following principal focus:
Unconventional activities
YPF continues to lead unconventional development in Argentina.
During 2021 the Company, together with its partners, continued with its growth plan with more than US$ 1,100 million (net YPF) invested, 138 new wells that started production and more than 5,000 frac stages carried out in blocks operated by YPF.
In the Vaca Muerta formation, the historical peak of oil production was reached in blocks operated by YPF: 57.9 kbbl/d in December 2021 (net YPF). Additionally, in 2021, the Company added a new block to its unconventional development activities with the commissioning of production of the first 2 horizontal oil wells in the Aguada del Chañar block.
Furthermore, within the framework of the Plan GasAr, the Company increased its unconventional gas production with 31 new wells which were put into production in gas-operated
blocks (La Ribera, Rincón del Mangrullo and Aguada de La Arena).
The Company also generated significant improvements in well construction efficiency. For instance, we reached an annual average of 7.1 frac stages/day (frac stages in the period / days in stimulation operation). Another milestone we achieved was the drilling of the largest well in the Vaca Muerta formation, in the Loma Campana block, with a total length of more than 7,300 meters and more than 4,100 meters of lateral extension.
In terms of productivity, due to the production success that high density completion showed in the oil window, similar simulation designs were executed in gas fields. First production results are encouraging and high density designs were adopted as new standard design for gas fields.
In terms of facilities, in 2021 the construction and commissioning of a new crude oil treatment plant (“PTC”) was completed in the La Amarga Chica block with a capacity of 8,000 m
3
/d, and another PTC is under construction in Bandurria Sur block as of December 31, 2021.
During 2021, unconventional production was 162 kboe/d, representing 32.8% of YPF’s total production (YPF net from operated and non-operated
areas).
Main operated areas
Neuquina basin
Loma Campana block
This block is operated by YPF with a 50% working interest, under a joint venture agreement with Chevron.
During 2021, activity in this block involved a total gross investment of US$ 368 million in drilling and completion (“D&C”) and US$ 48 million in production facilities and other capital expenditures.
During 2021, drilling activity in this block was executed with 3 rigs throughout the year, 28 horizontal oil wells were drilled and 45 horizontal oil wells were put into production, achieving the expected performance on average.
In 2021, the horizontal length and frac stage increased to 2,100 mts horizontal length and 34 frac stages, compared to 2,000 mts horizontal length and 30 frac stages in 2020, with a total well cost for each frac stage of 297 KUS$/stages, below pre-COVID-19
pandemic costs (312 KUS$/stages in 2019) compared to a total well cost for each frac stage of 410 KUS$/stages in 2020.
The total cost reduction, since 2017, was due to our high-density completion (“HDC”) strategy which streamlines efficiency. The HDC is an indicator of the fracture design to be executed in a well, which allows us to achieve efficiencies in productivity and/or well costs.
In 2021, the Loma Campana block continued to break records. For instance, a pad with 4 oil wells with extended lateral lengths was drilled and completed successfully. In particular, 1 well reached 4,100 mts of lateral length, becoming the longest well in the Vaca Muerta formation, and was completed with 62 stimulation stages.

During 2021, completion efficiency in this block has also reached new records. For instance, the
Pad-269
reached an average of 6.9 stages pumped per day. We seek to continuously improve stimulation designs by looking for better completions adapted to lithology changes between navigation levels.
The “kitchen” continues to be the horizon with best productivity. A series of stimulation tests have been monitored in order to understand which design variables get the best results from this level.
Pad-269
was executed testing 250 mts well spacing as an additional initiative to get the best result from this production horizon.
Additionally, during 2021, the technical limit for the slim well design (production casing 6
3
⁄
4
”) was challenged and 3,400 mts of lateral length were reached. A new drilling record was reached when a lateral section of 2,245 mts was drilled in 48 hours in 1 oil well.
Additionally, in 2021 local sands were tested with success and a plan to gradually migrate to this new proppant agent is currently being implemented.
La Amarga Chica block
This block is operated by YPF with a 50% working interest, under a joint venture agreement with Petronas.
During 2021, activity in this block involved a total gross investment of US$ 317 million in D&C and US$ 67 million in production facilities and other capital expenditures.
During 2021, drilling activity in this block was executed with 3 rigs throughout the year, 30 horizontal oil wells were drilled and 32 horizontal oil wells were put into production, achieving a performance above expectations set for the type well in this block. Well design ranges averaged 2,200 mts of lateral length and 30 frac stages.
The block is under full development, going through the rump up phase. Drilling activity is being performed across the field, with wells spread in 3 sectors (north, center and south).
The main treatment facility commenced production during 2021 and has a treatment capacity of 8,000 m
3
/d of oil.
Also, during 2021, the block reached 100 wells in production and the oil well
YPF.Nq.LACh-134(h)
is positioned among the top five producers in the basin (for one month this well reached an average production of 1,893 bbl/day). High density completions are showing excellent performances and pushing well EURs higher than originally expected.
Additionally, local and unsorted sands have been tested and implemented in the block as one of the main cost reduction initiatives.
Bandurria Sur block
This block is operated by YPF with a 40% working interest, under a joint venture agreement with Shell and Equinor Argentina AS (Sucursal Argentina).
During 2021, the activity in this block involved a total gross investment of US$ 237 million in D&C and US$ 68 million in production facilities and other capital expenditures.
During 2021, drilling activity in this block was executed with 2 rigs throughout the year, 22 horizontal oil wells were drilled and 26 horizontal oil wells were put into production, achieving the expected performance on average. Well design ranges reached an average of 2,400 mts of lateral length and 38 frac stages.
Pad-74
placed on the northwestern sector of the block explored 4 different production horizons achieving results above expectations.
By the end of 2021 the block had already reached a production of 4,000 m
3
/d of oil.
Bajo del Toro block
This block is operated by YPF with a 50% working interest, under a joint venture agreement with Equinor.
On November 26, 2021, Decree No. 2,004/2021 authorized the subdivision of the Bajo del Toro area in the Neuquén Province into 2 blocks: (i) the Bajo del Toro Norte block with an area of 113.82 km
2
; and (ii) the Bajo del Toro block with an area of 42.97 km
2
.
Likewise, the aforementioned Decree granted an unconventional hydrocarbon exploitation concession (“CENCH”) in the Bajo del Toro Norte block for a period of 35 years; and an exploration permit for a four-year second exploratory period in the Bajo del Toro block.
YPF and Equinor have agreed to execute a five-year pilot plan within the CENCH obtained in the Bajo del Toro Norte block, consisting of the drilling of 14 horizontal wells for the purpose of exploring (i) the Vaca Muerta formation and related surface installations with an estimated investment of US$ 117.7 million, and (ii) 1 vertical well in the Bajo del Toro block with an estimated investment of US$ 3 million.
During 2021, activity in this block involved a total gross investment of US$ 24 million in D&C and US$ 0.5 million in production facilities and other capital expenditures.
Narambuena block
This block is operated by YPF with a 50% working interest, under a joint venture agreement with Chevron which has the objective of the joint exploration of unconventional hydrocarbons in the Neuquén Province, within the Chihuido de La Sierra Negra Sudeste—Narambuena area.
The aforementioned agreement contemplates an investment in two phases and the possibility of a third phase, to be agreed upon in the future based on the results obtained from the exploration of the area. During 2018 Phase I activities were completed. Phase II activities commenced in April 2018 and were completed in April 2021. In January 2022, Chevron confirmed its decision to exercise the option of entering into Phase III of the unconventional hydrocarbon investment project in the Narambuena block.

During 2021, activity in this block involved a total gross investment of US$ 3 million in D&C and US$ 7 million in production facilities and other capital expenditures.
In 2021 there was no drilling activity.
El Orejano block
This block is operated by YPF with a 50% working interest, under a joint venture agreement with Dow.
During 2021, activity in this block involved a total gross investment of US$ 10 million in D&C, facilities and other capital expenditures.
During 2021, workover activity was carried out in 11 horizontal gas wells of which, (i) 1 well had to be abandoned due to casing integrity issues and (ii) 10 wells performed according to expectations. In addition, production tubing was installed and/or changed to
Chromium-13
(“Cr-13”)
in 18 wells.
During 2021, we continued working to mitigate the effects of CO2 present in the gas produced in the block.
Rincón del Mangrullo block
This block is operated by YPF with a 50% working interest, under a joint venture agreement with Pampa Energía in the Mulichinco formation. The Vaca Muerta formation in this block is 100% owned by YPF.
During 2021, activity in this block involved a total gross investment of US$ 198 million in D&C and US$ 18 million in production facilities and other capital expenditures.
During 2021, 20 horizontal gas wells were drilled and 17 horizontal gas wells were put into production as part of the activity committed to Plan GasAr which have an average 2,500 mts of lateral length. While the block is developed with a standard well spacing of 300 mts, a 250 mts well spacing pilot was conducted in
PAD-20
in 2021.
Aguada de La Arena block
During 2021, activity in this block involved a total gross investment of US$ 68 million in D&C and US$ 10 million in production facilities and other capital expenditures.
During 2021, 5 horizontal gas wells were drilled and 10 wells were put into production, as part of the activity committed to Plan GasAr. Well productivity is outstanding and registered on of the best results in the Neuquina basin.
Also, during 2021, 3 delineation wells were put into production in the gas and condensate sector. With the execution of this
3-well
pad, field delineation has been completed and the development activity will focus on the western sector of the block.
La Ribera I y II block
During 2021, activity in this block involved a total gross investment of US$ 20 million in D&C and US$ 6 million in production facilities and other capital expenditures.
During 2021, 1 horizontal gas well was drilled and 4 horizontal gas wells were put into production with a performance according to expectations.
Aguada del Chañar block
This block is identified as a high potential field, supported by the production results obtained in the La Amarga Chica block located to the west and in the Aguada de Cánepa block located to the east.
During 2021, the activity in this block involved a total gross investment of US$ 19 million in D&C and US$ 5 million in production facilities and other capital expenditures.
During 2021, 2 horizontal oil wells were drilled and put into production. As of December 31, 2021, the performance of these wells is under evaluation.
Main
non-operated
areas
Neuquina basin
Aguada Pichana Este block
This block is operated by Total S.A. YPF holds a 27.2% working interest in the Mulichinco formation and a 22.5% working interest in the Vaca Muerta formation.
The area is part of the Plan GasAr, which aims to boost gas production in Argentina by granting competitive prices.
During 2021, 6 horizontal shale gas wells were drilled and 4 of which were put into production. In terms of well productivity, 2 wells achieved performance above expectations and 2 wells achieved performance below expectations.
Aguada Pichana Oeste block
This block is operated by Pan American Energy LLC, Sucursal Argentina (“Pan American Energy”). YPF holds a 30% working interest.
The area is part of the Plan GasAr, which aims to boost gas production in Argentina by granting competitive prices.

During 2021, 11 horizontal gas wells were drilled, 7 of which were put into production. Additionally, 3 horizontal gas wells drilled during 2020 were completed and put into production in 2021. In terms of well productivity, 5 wells achieved performance above expectations, 4 wells achieved performance as expected and 1 well achieved performance below expectations.
Regarding the facilities, as of December 31, 2021, APO1 battery is under construction, which is going to increase gas treatment in 8 Mm
3
/d. Additionally, a 24” exporting gas pipeline is being constructed and is expected to be finished in 2022.
La Calera block
This block is operated by Pluspetrol. YPF holds a 50% working interest.
The area is part of the Plan GasAr, which aims to boost gas production in Argentina by granting competitive prices.
During 2021, 8 horizontal gas wells were drilled and 6 of which were put into production. Also, 7 horizontal gas wells, drilled in 2019 and 2020, were completed and put into production in 2021. In terms of well productivity, 7 wells achieved performance above expectations, 3 wells achieved performance as expected and 3 well achieved performance below expectations.
Regarding facilities, during 2021, 2 dehydrating units were installed which increased gas treatment in 3 Mm
3
/d. Also, flowlines capture facilities were built.
Additionally, during 2021, the construction of central production facilities project continued and it is expected to be finished by 2023.
Bajada de Añelo block
This block is operated by O&G Developments Ltd. S.A. (an affiliate of Shell Compañía Argentina de Petróleo S.A.). YPF holds a 50% working interest.
The joint venture agreement sets for the main terms and conditions for the joint development of a shale oil and shale gas pilot in 2 phases. In October 2021 Shell and YPF extended the term of completion of the commitments with the Neuquén Province from June 2022 to December 2023, announcing start of the development phase, with an investment plan of US$ 320 million consisting of the drilling of 16 wells and related surface installations (“EPF”).
In 2021, 5 oil wells drilled in 2020 were put into production. The productivity of these 5 wells is still under analysis mainly due to the Oldelval restriction and evacuation facilities within the block.
Lindero Atravesado block
This block is operated by Pan American Energy. YPF holds a 37.5% working interest.
The area is part of the Plan GasAr, which aims to boost gas production in Argentina by granting competitive prices.
During 2021, 9 horizontal oil wells and 2 vertical wells (1 monitor well and 1 disposal well) were drilled, 5 of the horizontal oil wells were put into production.
Also, 7 horizontal oil wells drilled during 2020, were completed and put into production during 2021.
In terms of productivity, 11 wells are producing as expected and 1 well is producing below expectations.
Regarding the facilities, in 2021, the construction of a new PTC began which will treat 2,850 m
3
/d. Additionally, the construction of Lindero-Centenario pipeline and the ECH03 battery continued during 2021.
Conventional activities
Conventional activities continue with the adding value goal through the optimization and reduction of expended capital and costs of its operations. Driven by the operative excellence, the Company continues enhancing production of mature fields thru the execution of revitalizing projects improving the oil and gas recovery, generating a profitable growth while continue the decline softening of the fields.
Plan GasAr continues to be a growth driver for upstream activities achieving its production goals with Río Neuquén block producing an all-time
gas peak production, giving YPF the monetization of its extensive gas reserves while ensuring short and long-term supply for demand goals.
Improved oil recovery (“IOR”) and enhanced oil recovery (“EOR”) is being developed in several areas of the Company. Manantiales Behr reached a new peak oil production by second year in a row, reinforcing YPF compromise with waterflooding and tertiary recovering projects development to improve all of its potential oil production.
Under the current market situation, conventional activities focused on a high operative excellence requirement dealing with the operative and development costs optimization, which triggered the incorporation of new proved reserves.
Seeking to strengthen the Company’s position, YPF continued actively managing its portfolio, including new strategies for non-core
matured assets.

Oeste Region
During 2021 production in the Oeste Region was 198 kboe/d, representing 42.2% of YPF’s total production (YPF net from operated and non-operated
areas).
Main operated areas
Neuquina and Cuyana basins
Estación Fernández Oro (“EFO”) block
During 2021 there was an increase of rig and coiled tubing activity performing 16 workovers, which include installing velocity string systems and string system go deep. The block also had several activities to improve gas production wells deliquification though production system optimizations
~~.~~
Finally, the
ultra-low-pressure
network capacity has been expanded at the gas treatment plant.
Río Neuquén block
During 2021, 17 tight gas wells were drilled and 14 were put into production, 2 with a production rate below expectations due to operational problems. Additionally, 1 disposal and 1 monitor wells were drilled and completed. Also, 3 recompletions tight gas objective were carried out with results above expectations, and a velocity string was installed in 4 wells.
Chihuido de La Sierra Negra block
During 2021, in Desfiladero Bayo area 3 oil wells were completed and put into production and, as of December 31, 2021, their results are being evaluated. Regarding Desfiladero Bayo East area, the polymer pilot was continued and its results were as expected.
Chachahuen block
During 2021, in Chachahuen Sur area a polymer pilot was started with the connection of 5 polymer injector wells to a polymer plant. Also, 11 workovers were carried out on water injector wells, in order to comply with environmental requirements.
Cerro Morado Este block
During 2021, an injectivity polymer test was done to evaluate the rate, viscosity and pressure with which the polymer can be injected in this reservoir. As of December 31, 2021 the results are being evaluated.
Main
non-operated
areas
Neuquina basin
Loma Negra block
This block is operated by CAPEX S.A. YPF holds a 35% working interest.
The area is part of the Plan GasAr, that aims to boost gas production in Argentina by granting competitive prices.
During 2021, 4 vertical gas wells were drilled and put into production. The productivity was as expected.
Agua Salada block
This block is operated by Tecpetrol. YPF holds a 30% working interest.
During 2021, 3 vertical gas wells were drilled and put into production. The productivity was as expected in 2 wells and 1 well was dry.
Puesto Pinto (CNQ 7/A) and Jagüel Casa de Piedra blocks
These blocks are operated by Pluspetrol. YPF holds a 50% working interest.
During 2021, 22 wells were drilled, 19 of which are oil wells and 3 are water injector wells; 20 of these wells were completed, 1 was abandoned, and 15 oil wells and 3 injector wells were put into production achieving the expected performance. Additionally, 5 oil wells drilled in 2020 were put into production during 2021, whose productivity was below expectations.
Regarding the facilities, during 2021, the construction of the polymer injection expansion plant began.
Gobernador Ayala (CNQ 7) block
This block is operated by Pluspetrol. YPF holds a 30.01% working interest.
During 2021, 14 vertical wells were drilled, 13 of which are oil wells and 1 is a water injector well; 11 of these wells were completed, 1 was abandoned and 9 were put into production achieving the expected performance.
Also, during 2021, 10 directional wells were drilled, 3 of which are oil wells (1 was abandoned, 1 was put into production achieving the expected performance and 1 is pending of connection) and 7 are water injector wells, all of which were completed.

Sur Region
During 2021, production in the Sur Region was 110 kboe/d, representing 23.4% of YPF’s total production (YPF net from operated and non-operated
areas).
Main operated areas
Golfo San Jorge basin
El Trébol – Escalante blocks
During 2021 in the El Trébol block, 5 oil wells were drilled and put into production with deep formation objectives (primary). Costs were above plan and production below expectations.
A primary well repair campaign was developed within the El Trébol (10 oil wells) and the Escalante (8 oil wells) blocks with results according to the plan.
In the El Trébol block we have completed the polymer pilot implementation and the polymer injection unit (“PIU”) started its activity.
Manantiales Behr block
During 2021, under the Myburg integral project, 8 oil wells were put into production, 7 were drilled in 2021 and 1 was drilled in 2020 and completed in 2021, with results according to expectations.
In the San Diego area 3 oil wells were drilled and put into production with results above expectations, 2 of them were developments wells and 1 was a replacement well. In the El Alba Norte Grimbeek block 1 oil well was completed and put into production with results according to expectations, which was characterized by heavy crude.
Also, during 2021, the implementation of a polymer injection project continued with 42 workovers into water injector wells which were converted to polymer injector wells. In the Grimbeek Norte block, 2 PIU were installed and the interconnection of 3 injector manifolds was carried out in order to start a polymer injection into more wells in the Grimbeek Norte block, with results according to expectations.
Additionally, in the San Diego, Grimbeek, La Carolina, Myburg, El Alba, Escalante Norte, Ganson, PCN, Voster and La Begonia blocks 51 workovers of primary and secondary projects were carried out, with results according to expectations. Also, in the El Alba, Grimbeek, La Carolina and La Begonia blocks, 10 workovers were carried out with a brief objective of gas reservoirs according to expectations.
Cañadón Seco – León block
During 2021, 3 primary development projects (13 oil wells were completed and 7 workovers were performed on oil wells) and 3 secondary development projects were carried out (6 oil wells and 3 water injector wells were drilled and 19 workovers were performed on 13 oil wells and 6 water injector wells).
Regarding the primary development projects, 7 oil vertical wells were completed in the Cañadón Seco Este area with results below expectations, and 6 oil vertical wells were drilled and completed in the Cañadón León area with a production below expectations. Due to these results, we decided to drill 1 horizontal well targeting the
D-129
formation to evaluate the development cost of the project. As of December 31, 2021 this well is being drilled. Also, 1 recompletion was done in the Cañadón León area to put in production the Mina del Carmen formation (the
D-129
formation had been the only one in production) with results below expectations, and 6 oil wells were drilled targeting the Caleta Olivia formation with results below expectations.
Regarding the secondary recovery development projects, 6 oil wells were drilled and put into production, 3 water injector wells were drilled and completed and 6 workovers were performed on water injector wells and 13 workovers were performed on oil wells in order to continue improving the development of the Bajo Barreal and Castillo formations. As of December 31, 2021 the results are being evaluated.
Also, the execution of the
CL-122
project has begun and consists in the drilling of 4 oil wells and 3 water injector wells, as well as 6 workovers into producing oil wells. As of December 31, 2021, the results are pending.
Additionally, the first polymer pilot project in the Cañadón León area started with the drilling of 10 wells (5 polymer injector wells and 5 oil wells).
Los Perales – Las Mesetas blocks
During 2021, 17 primary recovery workovers were carried out on oil wells with oil and gas objectives with results above expectations. Due to the results of these repairs, drilling activity was proposed in the Las Mesetas block with objective Castillo formation. As of December 31, 2021, 2 oil wells were drilled and are pending completion. In addition, 22 secondary recovery workovers were carried out on oil wells, with results according to expectations. Also, 8 workovers were performed on water injector wells and 1 conversion was carried out to optimize the water injection and improve the efficiency of the secondary recovery.
Regarding EOR projects in the Bajo Barreal formation, our activities have been below the polymer injection objective. However, we have obtained tertiary incremental production slightly above expectations, given the injected volume resulting from the polymer injection starting in February 2020. Also, in the Los Perales Sur area, we have implemented a polymer injection pilot that will prove EOR response in a thicker selected interval, with higher concentration and larger well spacing. Additionally, during December 2021, we initiated a polymer injection in 5 polymer injector wells according to the concentration objective. However, further testing is required in order to evaluate the performance of such injection.
Cañadón Yatel block
During 2021, 8 oil wells were drilled and 7 of which were put into production with results below expectations, mainly with a focus on the
D-129 formation
(reserves with tight characteristics). In accordance with these results, we decided not to continue with the development of the block.
Additionally, 17 workovers were carried out on production oil wells (16 of which were hydraulic-fractured), which allowed additional areas to be put into production within the block, with results according to expectations.

Main
non-operated
areas
Golfo San Jorge basin
El Tordillo and La Tapera-Puesto Quiroga blocks
These blocks are operated by Tecpetrol YPF holds a 7.196% working interest.
During 2021, 13 oil wells (2 vertical and 11 directional wells) were drilled and put into production. The productivity was as expected.
Exploration & Development activity in rest of South America
Bolivia
On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P Bolivia S.A. (an indirect subsidiary of YPF) and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), whereby YPF E&P Bolivia S.A. assigned 40% of its whole interests, rights and duties under said contract to YPFB Chaco S.A. The process of notarization of the contract is underway.
Besides, and given the continuing health emergency generated by the
COVID-19
pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended until June 4, 2021, which accomplished in 2021. Consequently, the second phase of the exploratory period initiated, which will terminate in June 2023.
Colombia
The COR 12 and COR 33 blocks are located in the Cordillera Oriental basin, which we operate pursuant to the authorization by the ANH. Our working interest is 60% in the COR 12 and 55% in the COR 33. The combined net area of these blocks is 700 km
2
. In 2016, together with our partners, we informed to the ANH of our decision to relinquish both blocks. As of the date of this annual report, the parties are in the process of formalizing and executing the final agreements for the relinquishment.
Chile
On August 23, 2021 YPF signed an agreement to transfer to Field Development Consultants de Chile Limitada all of its participation in the Special Operation Contract for the Exploration and Exploitation of Hydrocarbon Deposits on the San Sebastian XII block of the Magallanes Region and the Chilean Antarctica. This assignment will enter in full force when the final approval of the Chilean State is obtained, which is currently being processed.
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
Information on net proved reserves as of December 31, 2021, 2020 and 2019 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932. Accordingly, crude oil prices used to determine reserves were calculated each month for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2021, the Company considered, according to the SEC’s rules and FASB’s ASC 932 rules, the unweighted average price of crude oil of the first-day-of-the-month
for each month within the twelve-month period ended December 31, 2021, which refers to the Brent oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-months
average of domestic market realized prices according to the SEC’s rules and FASB’s ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr for certain areas in the Neuquina Basin, which will be in effect until 2024. See Note 35.d.1) to the Audited Consolidated Financial Statements.
Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years. See “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and natural gas reserves are estimates” and “Item 3. Key information—Risk factors—Risks relating to our business—Our reserves and production may decline”.
Net reserves are defined as that portion of the gross reserves attributable to the interest of the Company after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third-party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as royalties under local regulations. The same methodology is followed in reporting our production amounts.
Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions
YPF’s estimated proved reserves as of December 31, 2021 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality
2-D
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
For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits”.
Net proved developed and undeveloped reserves as of December 31, 2021
The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas:

	For the year ended December 31, 2021
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved developed reserves
Consolidated entities
South America
Argentina	322	34	1,676	655
Chile	-	-	-	-

Total Proved developed reserves	322	34	1,676	655

	For the year ended December 31, 2021
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved undeveloped reserves
Consolidated entities
South America
Argentina	321	30	771	488
Chile	-	-	-	-

Total Proved undeveloped reserves	321	30	771	488

	For the year ended December 31, 2021
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved reserves (2) (3)
Consolidated entities
Developed	322	34	1,676	655
Undeveloped	321	30	771	488

Total Proved reserves	643	64	2,447	1,143

(1)	Includes crude oil (oil and condensate).

(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

(3)
Proved crude oil and NGL reserves include an estimated 92 mmbbl of crude oil and 8 mmbbl of NGLs with respect to royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves entities include an estimated 288 bcf with respect to such payments.

For information regarding changes in our estimated net proved reserves for the year ended December 31, 2021, 2020 and 2019 see Note 40 to the Audited Consolidated Financial Statements.
Reserves replacement ratio
The reserves replacement ratio is the net amount of added proved reserves divided by the volumes produced in any given period.
As of December 31, 2021, the reserves replacement ratio was 229%, as a result of a net proved reserves addition of 393 mmboe (142 mmboe and 251 mmboe of gas and oil reserves, respectively). Proved reserves increased by 24%, when considering the production of the year 2021 and the amount of proved reserves at the beginning of 2021. The sales and acquisitions addition volumes were not material during 2021.

For additional information regarding changes in proved reserves and the reliability of proved reserves estimates, see the Note 40 “Supplementary oil and gas information” to the Audited Consolidated Financial Statements and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and natural gas reserves are estimates” and “Item 3. Key information—Risk factors—Risks relating to our business—Our reserves and production may decline”, respectively.
The table below presents the reserves replacement ratio:

	For the year ended December 31, (%)
	2021	2020	2019
Reserves replacement ratio (1)	229%	12%	96%

(1)	Includes sales and acquisitions volumes.
The paragraph below explains in further detail the most significant changes in our net proved undeveloped reserves for the year ended December 31, 2021.
Changes in our net proved undeveloped reserves during 2021
YPF had an estimated volume of net proved undeveloped reserves of 488 mmboe as of December 31, 2021, which represented 43% of the 1,143 mmboe total proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 396 mmboe as of December 31, 2020 (43% of the 922 mmboe total proved reserves as of such date).
The 23% net increase in net proved undeveloped reserves in 2021 is mainly attributable to:

•
Extensions and discoveries, which added 148 mmboe (334 bcf of gas, 16 mmbbl of NGL and 73 mmbbl of oil) of proved undeveloped reserves mainly from unconventional oil and gas projects from the Vaca Muerta formation at the Neuquina basin in the following areas:

- Oil: Loma La Lata Norte, Bandurria Sur and La Amarga Chica.
- Gas: Rincón del Mangrullo, La Calera and Aguada Pichana Oeste.

•
Field development projects related to proved undeveloped reserves, which allowed a transfer of 85 mmboe to proved developed reserves. The main contributions are related to development wells (81 mmboe) mainly in the Neuquina basin, and improved recovery projects (3 mmboe) mainly in the Golfo San Jorge and Neuquina basins.

•	Changes in oil and gas prices that resulted in an addition of 30 mmboe of proved undeveloped reserves, due to the extension in the economic life of several fields.
During 2021, YPF’s total capital expenditures to continue the development of reserves was US$ 1,281 million, of which US$ 899 million was allocated to projects related to proved undeveloped reserves.
As of December 31, 2021, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.
Internal controls on reserves and reserves audits
All of our oil and gas reserves held in consolidated companies have been estimated by our petroleum engineers. In order to meet the high standard of “reasonable certainty”, reserves estimates are stated taking into consideration additional guidance as to reservoir economic producibility requirements, acceptable proved area extensions, drive mechanisms and improved recovery methods, marketability under existing economic and operating conditions and project maturity.
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
This process to manage reserves booking is centrally controlled and has the following components:

•
The Reserves Audit department (“RA”) is separate and independent from the Upstream business segment. RA’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RA are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the FASB and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RA is responsible for: (i) preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil, NGLs and natural gas; and (ii) providing training to personnel involved in the estimation of reserves and reporting process within YPF. The RA is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RA staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RA are registered with or affiliated to the relevant professional bodies in their fields of expertise.

•
The Reserves Auditor, who has headed the RA since June 2017, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third-party engineers. The current Reserves Auditor has over 35 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulations. Prior to becoming the Reserves Auditor, he was the general manager of Exploration & Development department at YPF, and before that, he was the Director for Exploration department at YPF. He holds a degree in geology from the National University of Patagonia and postgraduate courses at IAE Austral University. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

•
A quarterly internal review by the RA of changes in proved reserves submitted by the Upstream business segment and associated with properties where technical, operational or commercial issues have arisen.

•
A Quality Reserve Coordinator (“QRC”) is assigned to each area of the Upstream business segment of YPF to ensure that there are effective controls in the estimation of proved reserves and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case
basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person; (i) has a minimum of 5 years of practical experience in petroleum engineering or petroleum production geology, with at least three years of such experience in charge of the estimation and evaluation of reserves; and (ii) has either obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

•	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

•
Our internal audit team examines the effectiveness of YPF’s financial controls, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

•	All volumes booked are submitted to a third-party reserves audit on a periodic basis. The properties selected for a third-party reserves audit in any given year are selected on the following basis:

-	all properties on a three-year cycle; and

-
recently acquired properties not submitted to a third-party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to a third-party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 mmboe of the third-party reserves audit figures for YPF to declare that the volumes have been ratified by a third-party reserves audit. In the event that the difference is greater than the tolerance, YPF will re-estimate
its proved reserves to achieve this tolerance level or should disclose the third-party figures. YPF has adopted the above-mentioned procedure by approving the corresponding internal policy.
In 2021 DeGolyer and MacNaughton audited certain YPF operated and non-operated
areas in the Neuquina, Golfo San Jorge and Cuyana basins of Argentina. These audits were performed as of December 31, 2021 and the audited fields contain in aggregate approximately 394 mmboe of proved reserves (197 mmboe were proved undeveloped reserves) as of such date, which represented approximately 34% of our proved reserves and 40% of our proved undeveloped reserves as of December 31, 2021. Copies of the related reserves audit reports are filed as an exhibit to this annual report.
We are required, in accordance with Resolutions No. 324/2006 and 69/2016 of the Argentine Subsecretariat of Hydrocarbons, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Subsecretariat of Hydrocarbons, as defined in those Resolutions, and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by the aforementioned Resolutions and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2020. Estimates of our oil and gas reserves filed with the Argentine Subsecretariat of Hydrocarbons are materially higher than the estimates of our proved oil and gas reserves contained in this annual report, mainly because of: (i) information filed with the Argentine Subsecretariat of Hydrocarbons includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Subsecretariat of Hydrocarbons includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in this annual report; and (iii) the definition of proved reserves under the aforementioned Resolutions is different from the definition of “proved oil and gas reserves” established in Rule
4-10(a)
of Regulation
S-X.
Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Oil and gas production, production costs and sales prices
The following table shows our crude oil (including oil and condensate), NGL and gas production on an as sold and annual basis. In determining net production, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third-party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as royalties under local regulations. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

	For the year ended December 31, (mmbbl)
	2021	2020	2019
Oil and condensate production (1)
Consolidated entities
South America
Argentina	77	76	83
Chile	-	-	*

Total Oil and condensate production (2)	77	76	83

	For the year ended December 31, (mmbbl)
	2021	2020	2019
NGL production (1)
Consolidated entities
South America
Argentina	13	13	14
Chile	-	-	-

Total NGL production (3)	13	13	14

	For the year ended December 31, (bcf)
	2021	2020	2019
Natural gas production (1)
Consolidated entities
South America
Argentina	403	394	440
Chile	-	-	-

Total Natural gas production (4) (5)	403	394	440

	For the year ended December 31, (mmboe)
	2021	2020	2019
Oil equivalent production (1) (6)
Consolidated entities
Oil and condensate	77	76	83
NGL	13	13	14
Natural gas	72	70	78

Total Oil equivalent production	162	159	175

*	Not material (less than 1).

(1)
Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 19% of our total proved reserves expressed on an oil equivalent barrel basis. In these fields, for the years ended December 31, 2021, 2020 and 2019, oil and condensate production was 9, 8 and 9 mmbbl, respectively, NGL production was 4, 5 and 5 mmbbl, respectively, and natural gas production was 80, 87 and 97 bcf, respectively.

(2)
Crude oil production for the years ended December 31, 2021, 2020 and 2019 includes an estimated 11, 11 and 12 mmbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
NGL production for the years ended December 31, 2021, 2020 and 2019 includes an estimated 1, 1 and 1 mmbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Natural gas production for the years ended December 31, 2021, 2020 and 2019 includes an estimated 53, 53 and 60 bcf, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(5)
Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental information on oil and gas producing activities (unaudited)—Oil and gas reserves” include volumes consumed in operations).

(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
The composition of the crude oil produced by us in Argentina varies by geographic area. Almost all crude oil produced by us in Argentina has very low or no sulfur content. We sell substantially all the crude oil we produce in Argentina to our Downstream business segment. Most of the natural gas produced by us is of pipeline quality. All of our gas fields produce commercial quantities of condensate and, substantially, all of our oil fields produce associated gas.

The following table sets forth the average production costs and average sales price:

	Total	Argentina		Chile

	Ps./boe
Production costs and sales prices
Year ended December 31, 2021
Lifting costs	1,117.1	1,117.1		*
Local taxes and similar payments (1)	54.1	54.0		*
Other costs	110.2	109.0	(3)	*

Average production costs	1,281.4	1,280.1		*
Average oil sales price	5,111.3	5,111.3		-
Average NGL sales price	3,880.1	3,880.1		-
Average natural gas sales price (2)	1,960.9	1,960.9		-
Year ended December 31, 2020
Lifting costs	733.4	733.4		*
Local taxes and similar payments (1)	32.5	32.4		*
Other costs	198.4	197.5	(3)	*

Average production costs	964.3	963.3		*
Average oil sales price	2,798.4	2,798.4		-
Average NGL sales price	1,709.4	1,709.4		-
Average natural gas sales price (2)	1,068.1	1,068.1		-
Year ended December 31, 2019
Lifting costs	620.4	619.6		*
Local taxes and similar payments (1)	31.1	31.0		*
Other costs	64.5	64.3	(3)	*

Average production costs	716.0	714.9		*
Average oil sales price	2,351.8	2,351.8		-
Average NGL sales price	1,167.7	1,167.7		-
Average natural gas sales price (2)	1,039.0	1,039.0		-

*	Not material (less than 1).

(1)
Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of 464.6 Ps./boe, 255.4 Ps./boe and 226.2 Ps./boe for the years ended December 31, 2021, 2020 and 2019, respectively.

(2)	Includes revenues from stimulus programs which aim to boost natural gas production in Argentina. See Note 35.d.1) to the Audited Consolidated Financial Statements.

(3)
Includes (89.3) Ps./boe, (64.6) Ps./boe and (38.2) Ps./boe for the years ended December 31, 2021, 2020 and 2019, respectively, corresponding to the implementation of IFRS 16. See Note 2.b.12) to the Audited Consolidated Financial Statements.

Downstream
During 2021 our downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.
During 2021 the Downstream business segment was organized into the following divisions:

•	Refining division (oil refining and petrochemical production);

•	Marketing division (commercialization and marketing of refined and resale products);

•	Chemicals division (commercialization and marketing of petrochemical products);

•	Logistic division (transportation of oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales channels); and

•	Trading division (trading refined products and crude oil to international markets).
We market a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel,
YPF-owned
and independent distributors, and a broad retail distribution system. In addition, we export refined products, mainly from the port at the La Plata City in the Buenos Aires Province. The refined petroleum products marketed by us include gasoline, diesel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG and asphalts.

Refining division
We wholly own and operate 3 refineries in Argentina:

•	La Plata refinery, located in the Buenos Aires Province;

•	Luján de Cuyo refinery, located in the Mendoza Province; and

•	Plaza Huincul refinery, located in the Neuquén Province.
Our 3 wholly-owned refineries have an aggregate refining capacity of 328 mboe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2021, our crude oil production, substantially all of which was destined to our refineries, represented approximately 79.6% of the total crude oil processed by our refineries, compared to 85.1% in 2020. The remaining processed crude oil is purchased from third parties, the price of which is subject to certain fluctuations. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”. Through our stake in Refinor, we also own a 50% interest in a 26 mboe/d refinery located in the Salta Province, known as Campo Durán.
The following tables set forth the throughputs and production yields for our 3 wholly-owned refineries:

	For the year ended December 31,
	2021		2020		2019
	Throughput	Use	Throughput	Use	Throughput	Use
	(bpd)	(%)	(bpd)	(%)	(bpd)	(%)
Refinería La Plata	153.1	81.0%	134.3	71.1%	160.4	84.9%
Refinería Luján de Cuyo	100.7	88.4%	83.8	79.4%	93.5	88.6%
Refinería Plaza Huincul	16.4	65.1%	16.2	65.0%	23.6	94.5%

Total	270.2	82.4%	234.3	73.4%	277.5	86.9%

	For the year ended December 31, (mmboe)
	2021	2020	2019
Throughput crude	98.6	85.8	101.3
Throughput feedstock	3.9	3.8	4.7
Throughput crude / feedstock	102.5	89.6	106.0
Production
Diesel fuel	43.6	39.3	41.0
Motor gasoline	24.0	17.8	24.8
Petroquemical naphtha	8.9	8.2	8.1
Jet fuel	2.8	2.4	6.9
Base oils	1.2	0.9	0.9

	For the year ended December 31, (thousands of tons)
	2021	2020	2019
Fuel oil	390	349	308
Coke	878	750	895
LPG	637	446	597
Asphalt	146	81	121
The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189 mbbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coke naphtha hydrotreater unit, a platforming unit, two diesel hydro finishing units, a gasoline hydrotreater, an isomerization unit, a fluid cracking catalyst (“FCC”) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline and other chemical products for sale. The refinery is located at the port in the La Plata City, in the Buenos Aires Province, 60 km from the City of Buenos Aires. During 2021, the capacity utilization rate of the La Plata refinery was affected by the maintenance turnaround of the units of CCR (continuous catalytic reforming unit) and FCCA (fluid catalytic cracking unit “A”).
The crude oil processed at the La Plata refinery in 2021, of which 76.6% was
YPF-produced,
originates mainly from the Neuquina and Golfo San Jorge basins. The La Plata refinery crude oil supplies come from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in both cases to Puerto Rosales, and then by pipeline from Puerto Rosales to the La Plata refinery.
The Luján de Cuyo refinery has a nominal capacity of 114 mbbl/d, the third largest capacity among refineries in Argentina. This refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit, a platforming unit, an ethyl tertiary-butyl ether (“ETBE”) unit, an isomerization unit, an alkylation unit, a FCC naphtha splitter, a hydrocracking unit, a FCC naphtha hydrotreater unit and two gasoil hydrotreating units. In August 2021, this refinery started the operation of the ETBE plant. This plant is a revamp of a former plant of MTBE, and its goal is to optimize the blending of ethanol in motor gasolines. In 2021 the processing of Luján de Cuyo refinery was also affected by the lower availability of crude oil from the basins of the Mendoza Province.

Due to its location in the western of Mendoza Province and its proximity to significant distribution terminals we own, Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest Provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 82.5% of the crude oil processed at the Luján de Cuyo refinery in 2021 was produced by us, compared to 86.3% in 2020. Most of the crude oil purchased from third parties originates from oil fields located in the Neuquén and Mendoza Provinces.
The Plaza Huincul refinery, located in the Neuquén Province, has an installed capacity of 25 mbbl/d. The only products currently produced at this refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in the La Plata City for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. In 2021, as a result of reduced activities, only 0.8% of the refinery’s crude supplies were purchased from third parties, compared to 5.1% in 2020.
Biofuels are one of the main supplies for gasoline and diesel production. In the beginning of 2021, just like it occurred in 2020, the producers of fatty acid methyl esters (“FAME”), which is used for blending diesel, discontinued deliveries arguing that the price fixed by the Argentine government did not make their operations profitable. As a consequence, through Resolution No. 1/2021, the SE set a path of price recomposition from January 2021 until May 2021 and modified the blend of FAME to 5% in January, 6.7% in February, 8.4% in March, and 10% in April. Nevertheless, the issues with FAME producers related to the price established by the Argentine government resulted in a lower percentage of blend of FAME in diesels throughout the year.
In August 2021, Argentine National Congress enacted Law No. 27,640, which established the percentages of biofuels that must be added to gasoline and diesel and whose validity was set until December 31, 2030. As in the past few years, today, gasoline requires a 12% blend of ethanol, while the percentage for diesel was reduced from a 10% blend of FAME to 5%.
Our refineries are certified under International Organization for Standardization (“ISO”) standards. See “Item 4. Information on the company—Sustainability and environmental matters in Argentina”.
During 2021, the renewable energy produced by the Manantiales Behr wind farm (located in the Chubut Province), Los Teros I and II wind farms (located in the Buenos Aires Province) and the Cañadón León wind farm (located in the Santa Cruz Province) represented 31% of the electricity consumption of the Luján de Cuyo refinery and 28% of the La Plata refinery, compared to 20% of each refinery in 2020. See “—Gas and Power—Power operations—The Argentine electricity generation market”. During December 2021 Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) authorized La Plata Cogeneration power plant (“LPC1”) to operate as a self-generation unit. On account of this, since December 2021, LPC1 is the only energy source of the La Plata refinery with energy provided by CAMMESA available in case of a low production of LPC1.
Marketing division
Our Marketing division supplies gasoline, diesel, Jet
A-1
fuel, lubricants, asphalts, LPG and other petroleum products throughout Argentina and other countries in the region. We work with several industries such as retail, transport, mining, and agriculture.
During 2021 the fuel market started recovering with the
re-opening
of different industries and the lifting of certain remaining
COVID-19
restrictions, making it possible to return to, and even surpass, pre-pandemic
consumption levels towards the end of the year. Our fuel sales by volume in the fourth quarter of 2021 increased by 5% compared to 2019. Nevertheless, during the first half of 2021, sales volume decreased by 11% compared to 2019, as a result of the second wave of the
COVID-19
pandemic, as shown in the following graphic:

In 2021 YPF maintained its leading position in Argentina, with a market share of 54.1% for liquid fuels.
YPF sells two types of gasoline: Infinia, a premium 98 octane gasoline, and Super, a regular 95 octane gasoline. The premium mix obtained in 2021 (29.6%) increased 2.4% compared to the annual average in 2020 (27.2%).
Our market share of Infinia and Super gasolines, according to information provided by the Argentine SE, was 58.8% and 51.5%, respectively, as of December 31, 2021, compared to 58.3% and 51.1%, respectively, as of December 31, 2020.

Regarding diesel, according to the Argentine SE, our market share of 500 and 800 part per million (“ppm”) of Sulphur diesel and 10 ppm of Infinia diesel corresponded to 52.5% and 59.9%, respectively, as of December 31, 2021, compared to 53.8% and 59.0%, respectively, as of December 31, 2020. Finally, our sales volume of Infinia diesel reached 29.4% of total diesel sales volumes, compared to 25.0% in 2020.
The table below provides YPF local market liquid fuels sales volumes:

	For the year ended December 31, (mcm)			(%)
	2021	2020	2019	2021 vs 2020	2021 vs 2019
Sales volume (1)
Super gasoline	3,281	2,580	3,720	27%	-12%
Infinia gasoline	1,383	964	1,400	43%	-1%
Diesel (500 and 800 ppm)	5,222	4,853	5,488	8%	-5%
Infinia diesel (10 ppm)	2,177	1,616	2,002	35%	9%

Total	12,063	10,013	12,610	20%	-4%

(1)	Do not include bunker sales to the foreign market and sales to other companies.
Additionally, considering bunker sales to the foreign market and sales to other companies, sales volume of diesel (500 and 800 ppm) increased by 7% compared to 2020 and decreased by 2% compared to 2019, and sales volume of Infinia diesel increased 35% compared to 2020 and increased by 11% compared to 2019. Consequently, total sales volume of fuels increased by 21% compared to 2020 and decreased by 1% compared to 2019.
During 2021 competitors were active in communication, promotions, loyalty actions and bank discounts.
Consequently, in 2021, YPF focused its efforts on the following strategic pillars: contribution to the development and expansion of the retail network; development of brand loyalty through strengthening the ServiClub programme; making the YPF App focus mainly on customer experience; and continuing with the construction of a comprehensive and innovative fuel strategy.
Regarding our network of service stations, a transformation process began in which digitalization, agility in service, design and technological improvements have been combined to turn the service stations into new multiple offer centers for customers in transit.
To increase brand loyalty, YPF launched campaigns to improve communication and impact on target consumers. Our alliances with Lionel Messi, the Argentine Soccer Association and Adidas were held once again, through shirt and soccer ball promotions in 2021. YPF also collaborated with Marvel to launch the “childhood day” promotion in August 2021, with Avenger-themed board games. Likewise, the ServiClub store expanded by providing customers with different reward options to redeem their accumulated points. Furthermore, the ServiClub store renewed its agreement with Aerolíneas Argentinas S.A. to offer the exchange of ServiClub programme points for miles.
From the point of view of digitalization, YPF continued to focus on promoting the YPF App, which has already positioned as one of the most widely used methods of payments within the service stations. We achieved the implementation and use of the YPF App in more than 1,400 service stations. The YPF App allows to not only streamline the payment process for the customers, but also centralize the network benefits and discounts such as those for healthcare personnel, bank promotions, YPF Boxes (our oil change service shop) discounts, among others.
In August 2021 the launching of the Infinia diesel campaign reinforced our brand’s attributes in order to capture market share and build quality awareness. In November 2021 we launched the YPF fuels traceability campaign in which the quality of the production process is highlighted from start to finish, from the extraction to car tank. With respect to the Infinia and Super gasolines, we also continued meeting the “top tier” standard for gasoline introduced by Mercedes Benz, BMW, Audi, GM, Ford, Toyota, Honda, Volkswagen, Navistar and the FCA.
The Marketing division includes the following units:
Retail unit
As of December 31, 2021, the Retail unit network in Argentina consisted of 1,654 retail service stations. Out of these, 160 are operated by OPESSA, our wholly-owned subsidiary, 138 are operated by the Automóvil Club Argentino, while the rest are operated by third parties.
According to our estimates, as of December 31, 2021, we were the main fuel retailer in Argentina, with 35.5% of the country’s gasoline service stations, followed by Shell, Axion, and Puma with 16.9%, 13.6%, and 7.4%, respectively. During 2021 our market share in diesel and gasoline marketed in all segments, was 54.1%, remaining stable with respect to 2020.
During 2021 through the network transformation project, the revamping of the image of 68 service stations has been completed. Our goal is to complete the renewal of the remaining network service stations within the next five years. The construction of OPESSA La Plata service station was finally completed and started operating in September 2021, becoming the first new image service station of our wholly-owned subsidiary OPESSA. In November 2021 the construction of OPESSA Echeverria service station began, which aims to become the maximum experience service station in Argentina, including additional services such as coworking spaces, brand new and varied products in the convenience store and shipping pickup.
With respect to our network, we added 30 service stations, which had an impact on 27 districts and 13 provinces; 67% of these service stations were new constructions allowing us to reach new markets. We continued with the infrastructure plan and invested more than US$ 30 million in image switching, pumps, tanks, full stores, boxes, tele measurements and renewals in service stations owned by YPF.
Throughout 2021 YPF successfully renewed 97.3% of its expiring contracts with third-party retail station owners, which enabled us to maintain a leading position in the market.

In 2021 our service stations continued adopting and following the protocols by the National Government and the local authorities to address the
COVID-19
pandemic, allowing the continuity of the business. As sales recovered, the +YPF program was relaunched. This program recognizes and rewards the service stations with the best performance, a metric that incorporates measures relating to the network’s image, the Net Promoter Score and the YPF App’s penetration.
Convenience Store unit (“Full” stores)
YPF’s Convenience Store unit is a franchise that comprises 688
24-hours
convenience stores. Out of these, we operate 161 through OPESSA, while 527 are operated by third parties. YPF’s stores franchising model generates incomes in the form of royalties paid by stores and suppliers, materialized as a percentage of the store’s sales.
Our main strategy for the Convenience Store unit is expansion. Our objective is to transform all of our gas stations stores into franchises. One of our milestones, achieved in 2021, was to open two stores in the Tierra del Fuego Province in order to reach coverage in all Argentina’s Provinces. In 2021, the number of shops increased by 8% compared to 2020, due to the addition of 53 stores.
Another of our key goals was to work towards achieving operational excellence to deliver the best service and products to our customers. To achieve this goal, concept tests of advanced gastronomic equipment were installed in several stores to support our hot & cold meals.
In 2021 we also introduced purchasing alternatives. Currently, 214 of our stores offer delivery services and all of 688 our stores accept mobile apps as payment methods, adding exclusive promotions and enhancing their use. In addition, in 2021, a new takeaway service was put in place, in 17 of our stores.
In 2021 YPF stores sold approximately 164 million units distributed in more than 1,000 Stock Keeping Units (“SKU’s”). The main categories of products sold were: coffee, hot & cold meals, non-alcoholic
drinks, convenience and kiosk products. In 2021 stores sales, measured as units sold, increased by 24% compared to the previous year but were still below 2019 pre-pandemic
levels by 17%.
Agriculture unit
The Agriculture unit provides an extensive portfolio of products and services, including agricultural advice, delivery and application of products at the consumption site. During 2021 this unit focused on five pillars: (i) concentrating on providing service to facilitate tasks to improve results, (ii) providing an integral response from initial sowing to final harvesting, (iii) producing energy through grain; (iv) innovating in new phytosanitary products (YPF Agro Azoxi 25, 2.4 D Enlist, Spider, Stern, Vesticor and YPF Agro Mancozeb) and; (v) maintaining operational excellence throughout its network.
This strategy was carried out through a network of 102 exclusive dealers, 6 of which are directly operated by YPF. The network is present in 19 Argentine Provinces, covering all the agro-productive areas, offering a complete agro portfolio that includes fuel, seeds, crop nutrition and crop protection products, lubricants, and ensiling bags.
In order to be a point of reference in the industry and stay close to agricultural producers, YPF Agro has been the main sponsor of Expo Agro, the most relevant agrobusiness exhibition in the country, since 2020. YPF Agro has maintained a constant renewed portfolio of products and commercial conditions for the exchange of grains since 2019. At the same time, the agricultural unit has been developing and promoting sustainable agronomic practices. Fertilizer sales volume increased by 11% compared to 2020. In addition, our fertilizer market share, according to our estimate, was 15.0% in 2021 compared to 13.8% in 2020.
YPF developed crop financing with instruments such as credit cards with local banks, for more than US$ 358 million. The Company accepts different types of grains as payment (exchange), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley, and cotton. Some soybeans are processed by third-party companies to obtain soybean oil, meal and hulls that we export. As of December 31, 2021, the revenue from these exports represented a 55% increase in comparison to 2020. Furthermore, part of the soybean oil is processed into FAME, through third parties, covering a 7.3% of YPF’s refinery needs. During 2021 we received 1.7 million tons of grains (a 15% increase compared to 1.5 million tons in 2020 and in the same level with respect to 2019), primarily soybeans.
Industry unit
The Industry unit supplies the entire national industry and transport (ground) sectors, which requires a broad portfolio of products and services to meet customer needs. This unit develops specific solutions for mining, oil and gas, transport and general industries. It also supplies products such as fuels (diesel, gasoline, jet fuel and fuel oil), lubricants, coal, asphalts, paraffin, and derivatives (sulfur, CO2, decanted oil and aromatic extract), either directly from our refineries to the point of consumption through our own ground and waterway network (more of 9,000 direct customers), or through a network of 23 industrial distributors with national coverage (mining, oil and gas and asphalts). Additionally, our aviation segment provides Jet
A-1
in 50 airports and AvGas 100LL in 41 airports across Argentina (as of 2021, the Aviation unit is reported in the Industry unit).
Our purpose is to promote efficiency in the value chain of our industry customers, offering energy solutions, supplies and services. Consequently, our strategy is based on closeness with our customers and the development of innovative tailored solutions.
As mentioned above, during 2021 most industrial activities continued recovering toward pre-pandemic
levels. For instance, in the oil and gas segment 37% more fractures were carried out and 17% more diesel was sold in 2021 than in 2019. In the mining segment, activity remained at the same level with respect to 2019 and we were able to ensure 93% of the fuel volume during 2021, with the renewal and signing of new contracts.

During 2021 YPF’s activity in the aviation segment recovered 25.3% compared to 2020, but due to the effects of the
COVID-19
pandemic, demand is still lower than in 2019 by 66%. YPF’s supplied volume fell from 1,231,322 cm in 2019 to 421,367 cm in 2021. In 2021 YPF’s market share for JET
A-1
was 61.3%, a 0.4% increase compared to 2019. With respect to our operations abroad, in Paraguay, the YPF brand was present in three airports and our market share was 77.0% in 2021. In Chile, YPF sales volume of jet
A-1
decreased by 52% compared to 2019.
One of the highlights of 2021 was that the YPFD Añelo center of excellence, a distribution hub that aims to deploy the best practices in order to maximize sales and client experience, to supply fuels and lubricants in the heart of the Vaca Muerta formation began operations. The completion of this center allowed us to have a logistic hub closer to the Neuquina basin.
In 2021, we also continued with the integrated relationship model with strategic customers launched in 2019. This model involves all customers energy consumption through a wide range of products. The scope of this strategy involves a wide range of customers, from farming to iron and steel industry that operate not only in Argentina but also in neighboring countries. This allows us to have renewable energy and sustainability projects on agenda as well.
Lubricants and Specialties Latam unit
In the Lubricants and Specialties Latam unit we manufacture a wide range of products including motor oil, heavy duty and industrial lubricants for commercialization in retail, wholesale and industrial markets through a net of dealers and distributors. In the La Plata industrial complex we operate a manufacturing facility where we produce lubricants not only for the domestic market, but also for export. Our line of automotive lubricants, including mineral and synthetic oils, has been approved by leading global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison and MTU.
During 2021 our sales of lubricants reached 132 mcm compared to 115 mcm in 2020. Sales to the domestic market reached 107 mcm compared to 95 mcm, due to market recovery after
COVID-19
mobility restrictions decreased.
Export sales increased by 27% in 2021 compared to 2020. We sold to our wholly-owned companies in Brazil and Chile. YPF Brazil´s sales volume increased by 59% compared to 2020, mainly due to supply drawbacks of raw material at the international level, while YPF Chile´s sales volume increased by 25% compared to 2020. We also exported to our network of distributors located in Bolivia, Uruguay and Paraguay, where sales volume was 2% higher than in 2020.
YPF’s strategy is to continue its leadership in the development of lubricants, to meet the latest generation original equipment manufacturers (“OEMs”) requirements for protection and performance needs in both, passenger and heavy-duty vehicles, maintaining a dominant position in a highly-profitable lubricants market. Our average market share during 2021 was 36.5%, a decrease of 1.4 pp compared to December 2020, according to the information provided by the SE. The critical factors of competitiveness are the usage and referral agreements from our four main OEMs (Ford, General Motors, Porsche and Scania) working with the recommenders and reaching the customer with the best network and service coverage.
The sales of our passenger car motor oil (“PCMO”) line, Elaion, in the domestic market reached to 9,277 m
3
in 2021, an increase of 9% compared to 2020. With respect to our heavy-duty motor oil (“HDMO”) line, Extravida, 2021 sales increased by 7% compared to 2020. Sales volume of Azul 32, a product used in vehicles that complies with the emission standard “Euro 5”, to reduce gas emissions increased by 21% compared to 2020.
Our quality controls ensure that the product reaches the customer in optimal conditions and complies with the strict standards determined by ISO 22241 for Azul 32. Since 1995, our lubricants and specialties have achieved the following certifications: ISO 9001: 2015; ISO 14001: 2015; ISO 45001: 2018 and IATF 16949-First Edition. Additionally, YPF has obtained for Azul 32 API’s certification as part of the American Petroleum Institute Diesel Exhaust Fluid Certification Program and German Association of the Automotive Industry (“VDA”) approval to use the AdBlue brand.
LPG unit
We are engaged in the LPG wholesale business which encompasses LPG storage, logistics and commercialization to domestic and foreign markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties.
In the domestic market we sell LPG mainly to distributors that supply the domestic retail market. The LPG unit does not directly supply the retail market, which is supplied by our affiliate, YPF GAS. During 2021 we sold 25.1% of our LPG production to YPF GAS for the domestic market.
In 2021 LPG sales reached 526 mtn, compared to 494 mtn in 2020. In 2021, 354 mtn of total sales were sold in the domestic market, compared to 364 mtn in 2020. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers,
also providing LPG to households in some regions. Additionally, exports in 2021 reached 172 mtn, compared to 130 mtn in 2020. The main destinations of these exports were Chile, Paraguay and Uruguay. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

During 2021 we produced (not including LPG destined for petrochemical usage) and purchased from third parties 548 mtn of LPG, as detailed in the table below:

For the year ended December 31, 2021 (mtn)
Production and purchases
LPG from natural gas processing plants (1)
El Portón	53.9
San Sebastián	16.4
Loma Negra	20.2
Estación Fernández Oro	2.6

Total Upstream	93.1
LPG from refineries and petrochemical plants
La Plata refinery	250.0
Luján de Cuyo refinery	112.2
CIE	35.7

Total refineries and petrochemical plants (2)	397.9
LPG purchased from joint ventures (3)	0.8
LPG purchased from unrelated parties	56.1

Total	547.9

(1)	San Sebastian, El Portón, Loma Negra and Estación Fernández Oro are wholly-owned by us.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor, which produced 36.5 mtn of LPG in 2021.
Regarding sale prices, the butane local market is regulated by the Argentine government. In April 2021, by the means of Disposition No. 249/2021, the Argentine government updated butane’s maximum reference prices for the local market, recognizing an improvement in sale prices, which had remained unchanged since October 2020. In August 2021, by means of Disposition No. 809/2021, a temporary economic assistance was established which consisted in the recognition of 20% of butane sales, until December 2021.
In the case of propane, local prices published by the SE are referred to export parity. During November and December 2021 an agreement between producers and fractionars, with the approval of the SE, was signed with the objective of modifying propane local market prices, due to the sustained rise in the international prices.
Chemicals division
Petrochemicals are produced at YPF productive units in Ensenada, Luján de Cuyo and Plaza Huincul.
Petrochemical production operations in the CIE are closely integrated to the refining activities at the La Plata refinery, allowing for a flexible supply of feedstock, the efficient use of by-products,
such as hydrogen, and the supply of aromatics to increase gasoline octane levels.
The main petrochemical products and production capacities were as follows:

For the year ended December 31, 2021 (tons per year)
Capacity
CIE
BTX (benzene, toluene, mixed xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
Butane I	25,000
TAME	105,000
LAB (linear alkyl benzene)	52,000
LAS (linear alkylbenzene sulphonate)	32,000
PIB (polyisobutylene)	26,000
Maleic anhydride	17,500
Propylene	120,000
Plaza Huincul
Methanol	411,000
Luján de Cuyo
Propylene	100,000
Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemical and the Upstream business segment.
Raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In July 2020 the high pressure vapor system of the unit of methanol started to produce vibrations due to the entry of sodium hydroxide and solids into the system and into the reforming oven. This caused severe damages to the main turbine of the plant and the break of one of the main heat exchangers. As a result, the unit of methanol had to be stopped for a period of about four months and was restarted in November 2020. In November 2021 the Company reached a final payment agreement with insurers in relation to the extraordinary event that occurred in the methanol plant in 2020. The amount of material damage and lost profits was of US$ 20.5 million. As a form of advance on the final loss, we registered a positive charge of Ps. 1,503 million and Ps. 454 million, for the years ended December 31, 2021 and 2020, respectively. During 2021 we collected Ps. 1,889 million.
In 2021, 2020 and 2019, 77%, 75% and 72%, respectively, of our petrochemical sales (including propylene) were made in the domestic market, while we exported the remainder to Mercosur countries, the rest of Latin America, Europe and the United States.
The La Plata petrochemical and methanol plants are certified under ISO standards, see “Item 4. Information on the Company—Sustainability and environmental matters in Argentina”.
Additionally, the La Plata petrochemical plant was certified under Responsible Care in 2019, which is a voluntary program of the chemical industry that promotes continuous improvement in areas of safety, occupational health and the environment. The certification of our petrochemical business covers the following processes:

•
Refining process of crude oil and production of gas and liquid fuels, lube base stocks and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lube, aromatics, olefins, PIB (polyisobutene) / maleic and LAB / LAS (linear alkyl benzene / linear alkyl benzene sulphonate), methanol production and storage;

•	Management and development of the petrochemical business of the Company, planning and economic and commercial control, commercialization and post-sale service of petrochemical products; and

•	Production of complex aromatics, olefins, maleic, polybutenes and the provision of energy services that operate within the Complejo Industrial La Plata – Química.
The chemicals division also has 50% ownership of Profertil a worldwide leader in fertilizers, which initiated operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.3 million tons of urea and 790,000 tons of ammonia per year. Additionally, Profertil markets other nutrients and special blends of prepared land to optimize soil performance.
Logistic division (crude oil and products transportation and storage)
We have available for our use a network of five major pipelines, two of which are wholly-owned by us. The crude oil transportation network includes nearly 2,800 km of crude oil pipelines with 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of 7 mmbbl and maintain terminal facilities at five Argentine ports.
Information with respect to YPF’s interests in its network of crude oil operating pipelines is set forth in the table below:

	To	YPF interest	Length (km)	For the year ended December 31, 2021 (boe/d)
From				Daily capacity
Puesto Hernández	Luján de Cuyo refinery	100%	528	93,509
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006 (1)
Loma Campana	Lago Pellegrini	85%	88	125,860 (2)
Brandsen	Campana	30%	168	120,700 (3)
Puesto Hernández / Plaza Huincul / Allen	Puerto Rosales	37%	888	232,000 (4)

(1)	Extension of the Puerto Rosales – La Plata refinery pipeline.
(2)	We own 85% of Oleoducto Loma Campana – Lago Pellegrini S.A., operator of the pipeline.
(3)	We own 30% of Oiltanking Ebytem S.A., operator of the pipeline.
(4)	We own 37% of Oleoductos del Valle S.A., operator of the pipeline. The main pipeline is a double pipeline of 513 km which connects the Neuquina basin and Puerto Rosales.
We also own three tanks in the Berisso City, in the Buenos Aires Province, with 90,000 cm
3
of capacity.
In June 2019 we achieved an important milestone with the start of the operation of the Loma Campana – Lago Pellegrini pipeline. This pipeline allows for the evacuation of conventional and unconventional crude oil from the Vaca Muerta formation. The pipeline is owned by OLCLP, a corporation owned by YPF (85%) and Tecpetrol (15%), and is operated by a third company, Oleoductos del Valle S.A.
We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest of 36% and 18% respectively, in the 428 km trans Andean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of Neuquén Province.

Due to the
ramp-up
in Argentine unconventional oil production, capital expenditures are required in the midstream segment to evacuate crude oil. A large portion of these investments is being carried out through our midstream affiliates, such as Oleoductos del Valle S.A and Oiltanking Ebytem S.A. In addition, we are working towards overhauling the trans- Andean pipeline, with the goal of having it in operating conditions in the first quarter of 2023. We are also working on the Loma Campana-Puesto Hernandez pipeline project, which extends 150 km. We expect this project to start operations during the first quarter of 2024.
We own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: (i) Caleta Córdova in the Chubut Province, which has a capacity of 314,000 cm and (ii) Caleta Olivia in the Santa Cruz Province, which has a capacity of 246,000 cm. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cm, and in the crude oil pipeline that connects Brandsen, with a 60,000 cm of storage capacity, to the Axion Energy Argentina S.R.L. refinery in Campana, which extends 168 km, in the Buenos Aires Province.
In Argentina we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km. We also own 17 storage terminals for distribution of refined products and 7 LPG storage terminals with an aggregate capacity of 1,620,000 cm. Three of our storage and distribution terminals are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution terminals have maritime or river connections. We operate 50 airplane refueling facilities, 40 of which are wholly-owned, with a capacity of 22,500 mcm, 141 manual fuel dispensers and 13 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed by government regulations. Products are delivered by an exclusive third-party tanker truck fleet of 2,400 units. During 2021 we continued working on overhauling the terminal located on the Paraná river (Terminal Fluvial San Lorenzo), acquired in 2018, and will continue for the next three years.
During 2020 a contract was signed with Refinor for the reversal of the Monte Cristo-Banda Río Salí pipeline with the purpose of lowering distribution costs and allowing competitive sourcing in regional channels. In the last quarter of 2020 the pipeline operations began, and in April 2021 fuel shipments began from this terminal.
Trading division
Our Trading division sells refined products and crude oil to international customers and purchases crude oil from domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha, virgin naphtha, MTBE, green coke, decanted oil and AvGas.
This division exports to different countries, mainly to the United States, Brazil, the Netherlands, among others. The following table sets forth sales to international clients:

	For the year ended December 31, (millions bbl)
	2021	2020	2019
Exports
Crude oil	0.6	5.2	3.5
Refined products	4.7	5.7	6.1
Marine fuels	1.5	1.8	1.9

Total	6.8	12.7	11.5
In 2021, after 12 years, we exported gasoline to Bolivia again. There were four shipments to Bolivia, totaling 0.41 mmbbl. Additionally, in 2021, after 15 years, we exported virgin naphtha to Petropar, in Paraguay again with a contract for 0.38 mmbbl, which began in November 2021.
The following table sets forth sales to the domestic market:

	For the year ended December 31, (millions bbl)
	2021	2020	2019
Domestic market
Crude oil	0.6	2.1	1.9
Marine fuels	0.9	1.0	1.1

Total	1.5	3.1	3.0
In addition, imports of low sulfur diesel, gasoline, AvGas and others totaled 7.3 mmbbl in 2021, increasing 168.8% compared to 2.7 mmbbl in 2020 and 11.9% compared to 6.5 mmbbl in 2019. Saudi Arabia, the United States and Spain were the main origin countries of these imports. There were no imports of jet fuel in 2021 due to the
COVID-19
pandemic.
Imports of fertilizers and agrochemicals totaled 0.6 million tons in 2021, increasing 28.1% compared to 0.5 million tons in 2020 and 204.2% compared to 0.2 million tons in 2019. Egypt and China were the main origin countries of these imports.
Gas and Power
During 2021 our gas and power activities included: (i) the commercialization and distribution of natural gas to third parties; (ii) the regasification of LNG to natural gas in Escobar and Bahía Blanca terminals through the contracting of vessels; and (iii) the generation of both conventional thermal electricity and renewable energy projects, mainly developed by YPF EE, a company co-controlled
by YPF and GE EFS Power Investments B.V. (“GE”).

Gas operations
    The Argentine natural gas market
Most of our proved natural gas reserves in Argentina (81% as of December 31, 2021) are situated in the Neuquina basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day
winter demand, since there is no meaningful storage capacity in Argentina. As the full field developments take place in the Neuquina basin, in the short term the evacuation limitations will represent a risk that needs to be addressed. The Argentine government has indicated that it intends to increase the Neuquina basin pipelines capacity up to 130 mmcm/d by mid-2024.
If carried out on time, this expansion would represent an opportunity for us to considerably increase our gas supply, see “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.
We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina, in 2021, totaled 1.72 bcf (or 48,835 bcm). As of December 31, 2021, we estimate that the number of users connected to distribution systems throughout Argentina was 9.0 million.
In 2021, 83% of our natural gas sales were produced in the Neuquina basin. During 2021 we sold 23.3% of our natural gas to local residential distribution companies, 8.1% to compressed natural gas end-users,
29.3% to industrial users (including our affiliates Compañía Mega S.A. (“Mega”) and Profertil), 29.6% to power plants (including our affiliate YPF EE), 7.3% to YPF’s Downstream business segment and the remaining 2.4% was exported.
During the past years, the Argentine government has taken many steps aimed at satisfying domestic natural gas demand, including pricing, export restrictions, higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine natural gas producers, affecting natural gas production and exports from every producing basin.
Beginning on January 1, 2021, within the framework of the Plan GasAr, the Company entered into new contracts with local distribution companies as a result of the bidding process initiated in December 2020. These contracts mature on December 31, 2024. YPF was awarded the greatest gas volume (20.9 mmcm/d) and the highest price (3.66 US$/mmBtu) among all energy companies participating in the bidding processes, granting YPF a long-term contract that defines its base gas curve and investment profile for the next four years. Additionally, the highlights of the natural gas market for power generation related to the Plan GasAr included (i) the volume contracted and delivered with CAMMESA, and (ii) CAMMESA’s continued purchase of natural gas for power generation through monthly bidding processes with a Plan GasAr price reference, above the contracted volume.
In December 2021 the Argentine government authorized gas producers with production commitments under the Plan GasAr to increase their gas shipments to the Chilean market during the summer months, from January 2022 through April 2022. YPF was awarded with a gas price in the Neuquina basin above 4.75 US$/mmBtu and export volumes to Chile of 0.9 mmcm/d, 1.4 mmcm/d and 0.5 mmcm/d, for January, February and March 2022, respectively.
As of December 31, 2021 YPF, had a market share of 43.5% in the compressed natural gas market segment, compared to a market share of 24.2% as of December 31, 2020. During 2021 YPF increased its market share in this market segment, mainly driven by a commercial agreement with service stations and other retailers for a period of 3 years and the continuation of natural gas supply to its subsidiary OPESSA. The new commercial agreements contemplate that the price of natural gas is no longer referred to the ENARGAS rate charts (“cuadros tarifarios”) but is adjusted every 3 months according to the retail price of Super gasoline.
In 2021, YPF signed an agreement with Mega for a
10-year
period which, among other rights and obligations, grants YPF priority right for gas processing and the option to supply fuel gas to Mega’s plant.
For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.
    Natural gas distribution
We currently hold a 70% stake in Metrogas. During 2021 Metrogas distributed 6,839 mmcm (or 241.14 bcf) of natural gas. Tariffs that regulate the gas distribution market are determined by a complex and regulated framework.
For additional information regarding YPF’s shareholding in Metrogas and Metrogas tariff issues, see Note 35.c.3) to the Audited Consolidated Financial Statements.
    LNG regasification
YPF began to provide regasification services to IEASA (formerly ENARSA) under certain agreements since May 2008.
UT Escobar has executed agreements with Excelerate Energy South America LLC to provide and operate a 151 mcm (or 533 mcf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 22.7 mmcm/d (or 800 mmcf/d) of natural gas. Since the beginning of its operations, LNG Escobar terminal has converted 24.31 bcm (or 859 bcf) of LNG into natural gas, which has been injected into the Argentine network. In 2021 natural gas injected into the Argentine network amounted to 2.37 bcm (or 83.6 bcf).
In 2021 the Company entered into an agreement with IEASA to provide the regasification service at Bahia Blanca terminal from
May-through
September 2021 (during the winter season).

On October 19, 2020 YPF and Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. (collectively “Exmar”) entered into a settlement agreement which established, without acknowledging facts or rights, the termination of the charter and liquefaction services agreements of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitral claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020, before the London Court of International Arbitration (“LCIA”); having Exmar nothing else to claim against YPF with regards to such claim. As a result of this settlement agreement, the Company has to pay US$ 150 million, which includes an initial payment already made of US$ 22 million and the remaining amount is scheduled to be paid in 18 monthly installments. As of the date of this annual report, the agreed payment schedule is being complied with.
For additional information see Note 34.d) to the Audited Consolidated Financial Statements.
    Other natural gas investments and activities

Natural gas transportation and storage capacity
We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing limited volumes of natural gas during periods of low demand and selling such natural gas during periods of high demand. Our principal gas storage facility, Diadema, is located in the Patagonia region, near the Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001. During 2021 we extracted 100.65 mmcm of natural gas from Diadema and sold it to our clients.
In 2021 YPF unified the operation of its natural gas transportation and processing facilities into a new area called “Midstream Gas”; with the main target of facing the challenges resulting from the development of the Vaca Muerta formation in terms of natural gas transportation and processing, allowing the debottlenecking of transportation and processing of natural gas required to maximize the NGLs value.
In 2021 Midstream Gas began the renovation of the Loma La Lata turboexpander plant, increasing the processing capacity of the Neuquina basin by 6 mmcm/d of gas and 600 t/d of NGLs.
The construction of a pipeline network is planned, it should allow the processing of the associated gas from the northern area of the Vaca Muerta formation in the El Portón industrial complex, where there are enough cryogenic plants and compression power. In the same way, in the facilities of the southern region of the Vaca Muerta formation it should enable future developments in the area. In the western region, the transport capacities of the Rincón del Mangrullo gas pipeline are expected to be expanded. For further information, see “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

NGLs
YPF owns 38% of Mega, while Petrobras and Dow Chemical own 34% and 28%, respectively.
Mega operates:

•	A separation plant located in the Loma La Lata field, in the Neuquén Province.

•	A NGL fractioning plant, which produces ethane, propane, butane and natural gasoline located in the Bahía Blanca City in the Buenos Aires Province.

•	A pipeline that links both plants and transports NGLs.

•	Transportation, storage and port facilities near the fractioning plant.
Mega’s maximum annual production capacity is 1.62 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractioning plant is used in the petrochemical operations of PBB Polisur S.A., owned by Dow Chemical, and exported by tanker to Petrobras and other relevant clients.

Natural gas delivery commitments and supply contracts
We are committed to providing fixed and determinable quantities of natural gas in the near future under a variety of contractual arrangements.
As of December 31, 2021 we were contractually committed to deliver 51,835 mmcm (or 1,828 bcf) of natural gas in the future (without considering interruptible export supply contracts), of which 38,001 mmcm (or 1,340 bcf) will have to be delivered from 2022 through 2024. The aforementioned figures contain the commitments within the Plan GasAr (see Note 35.d.1) to the Audited Consolidated Financial Statements). According to our estimations, as of December 31, 2021, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties. For further information regarding our hydrocarbons production see “Item 4. Information on the company—Upstream—Oil and gas production, production costs and sales prices”.
Since 2004 the Argentine government has established regulations for both the international and domestic natural gas markets, which have affected the ability of Argentine producers to export natural gas. Consequently, in the past, because of actions taken by the Argentine government, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Thus, we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position.
The current regulatory framework allows firm (only during summer periods, October through April) and interruptible exports (all year), subject to the availability and supply of the domestic market.

We were committed to supplying a daily quantity of 3.5 mmcm/d to the Methanex S.A. (“Methanex”) plant in Cabo Negro, Punta Arenas, in Chile, under three original agreements entered into on January 5, 1995, March 11, 1997 and November 13, 2001 (the “GSA 2001”), of which only GSA 2001 for 1.1 mmcm/d is currently in force. Pursuant to instructions from the Argentine government, deliveries have been interrupted since 2007.
As a result of negotiations with Methanex, YPF entered into various agreements that involved investments by YPF in hydrocarbon exploration in Chile, tolling agreements and, as of 2019, firm and interruptible gas supply contracts, in order to replace the commitments under the original agreements in accordance with the natural gas export regulations in force in Argentina, which include an agreement between the parties for the recovery of volumes not delivered for regulatory reasons.
Currently, YPF entered into a firm agreement with Methanex under Plan GasAr for the 2021-2022 summer period. The daily maximum volume under this agreement is 1.29 mmcm/d, in order to deliver the committed volumes of gas under the GSA 2001. Any volume above 1.1 mmcm/d will be considered gas recovered from the volumes that have not been delivered for regulatory reasons.
In July 2021 YPF carried out an emergency export operation by means of an operational exchange through the Gas Andes pipeline, which delivers gas in Chile. This operation was performed in order to cover a shortage in the supply of LNG to the Metropolitan region, due to adverse maritime conditions that hindered the normal operation of the Quintero port. The operation consisted in exporting 9 mmcm of natural gas, which was re-entered
into the country within the same month, resulting in the first exchange operation carried out by two private companies incorporated in Argentina and Chile.
Towards the end of August 2021, there were some surpluses of natural gas in the Neuquina Basin that allowed the return of occasional interruptible exports.
As of October 2021, and as a result of the implementation of Plan GasAr, the Argentine government allowed firm exports during summer periods. YPF presented several export offers under this modality for the 2021-2022 summer period and was assigned the following: (i) Methanex (in partial compliance with 2001 Gas Sales Agreement for 1.29 mmcm/d); (ii) Innergy Soluciones Energéticas S.A. (“Innergy”) (for 0.2 mmcm/d); and (iii) YPF Chile (for 0.5 mmcm/d). The aforementioned volumes have been reduced from the committed volume with CAMMESA (Argentine power sector) under the Plan GasAr.
Additionally, in December 2021, the Argentine government allowed new firm export applications to be submitted from January to April 2022, for up to 5 mmcm/d, adding this volume to the 11 mmcm/d maximum previously established in the Plan GasAr. Therefore, YPF presented offers to the SE to be awarded additional volumes with Innergy in order to supply the Gas Pacífico pipeline. In addition, the Company consolidated its operation in the Gas Andes pipeline through YPF Chile with a new agreement for 0.9 mmcm/d, 1.4 mmcm/d, and 0.5 mmcm/d for January, February and March 2022, respectively. These submissions were accepted and the agreed-upon volumes delivered.
For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.
For information regarding claims arising from restrictions in the natural gas market see “Item 8. Financial information—Legal proceedings”.
Power operations
    The Argentine electricity generation market
The Argentine power market’s needs are mainly met by thermal and hydroelectric power plants and other sources of energy such as wind, solar and nuclear energy. In 2021 Argentina’s energy demand amounted to 133,872 GWh and increased by 5.2% compared to 2020, according to CAMMESA’s latest report.
YPF EE, an affiliate of YPF, considers itself to be one of the strongest competitors in the electrical generation market in Argentina.
In 2021, YPF EE generated 11,489 GWh through its plants located in Tucumán, La Plata, Buenos Aires, Neuquén and Chubut, including its indirect interest in Central Dock Sud S.A., presenting a growth in power generation of 27.1% as compared to 2020.
The average electricity price was 2,421 Ps./MWh, a 16.2% increase compared to 2020, while the annual average marginal production cost was 6,761 Ps./MWh, a 66.9% increase compared to 2020, mainly due to the depreciation of the peso (the average cost in U.S. dollars was 70.4 US$/MWh, a 23.8% increase compared to 2020).
On February 26, 2020 the SE through Resolution No. 31/2020 modified the remuneration of generation units not committed under contracts. This Resolution established that all concepts that are remunerated to the included generators will be nominated in Argentine pesos and will be monthly updated according to the CPI (60%) and WPI (40%) published by the INDEC. This monthly update was suspended until further decision due to the economic situation generated by the
COVID-19
pandemic outbreak. On May 21, 2021 the SE through Resolution No. 440/2021 determined an increase of 29% in the remuneration established by Resolution No. 31/2020 with effectiveness since the economic transactions as of February 2021 and repealed the indexation mechanism set forth in such Resolution.
In particular, regarding the renewables energy market, our affiliated company, YPF EE, has a 100% interest in Manantiales Behr, Los Teros I, Los Teros II and Cañadón León wind farms, which represented 9.4% of wind power generation in Argentina during 2021 and 12.1% of wind power installed capacity as of December 31, 2021.
During May 2021, Los Teros II wind farm started its commercial operations with an installed capacity of 52 MW, which allows YPF EE to commercialize renewable energy in the private market (Mercado a Término de Energías Renovables or “MATER”).
During December 2021, Cañadón León wind farm started its commercial operations with an installed capacity of 123 MW, which allowed YPF EE to be awarded a power purchase agreement (“PPA”) for a
20-year
term with CAMMESA for 102 MW. The remaining 21 MW will be delivered to YPF under a PPA for a
15-year
term in the MATER.
In February 2022, YPF EE started the construction of the 100MW first stage of the Zonda solar farm, located in the Iglesia Department in the San Juan Province, which will allow to generate more than 300 GWh a year to supply the MATER as of the second quarter of 2023.

Additionally, in relation to YPE EE’s thermal generation, during May 2021 Manantiales Behr engine project started operations increasing in 58 MW of the complex’s capacity.
For additional information on related regulations, see Note 35.c.5) to the Audited Consolidated Financial Statements.
Seasonality
Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter mainly due to higher prices.
In recent years, there were periods of natural gas oversupply in the off-peak
period
(non-winter
season) due to certain governmental incentives for unconventional natural gas production and the strong competition in the power generation plants segment promoted by CAMMESA, resulting in a lower amount of firm commitments and/or contracts for shorter terms and at lower prices, even during the highest natural gas consumption months. This context of short term natural gas oversupply and low prices, economic recession and macroeconomic uncertainty, generated a drop in natural gas production. In order to boost natural gas production, the Argentine government created stimulus programs such as Plan GasAr (see Note 35.d.1) to the Audited Consolidated Financial Statements), ensuring to supply the natural gas demand over the next four years at an average price that allows the development of our natural gas projects in the Neuquina Basin.
Research and development
In 2012, YPF created YPF Tecnología S.A.
(“Y-TEC”),
a highly specialized company focusing on research and development (“R&D”) activities. YPF owns 51% and Argentina’s national science and technical research council (“CONICET”) owns 49%.
All R&D activities carried out by
Y-TEC
are strategically aligned to YPF’s needs. The Board of Directors of
Y-TEC
consists of four directors appointed by YPF and three directors appointed by CONICET. The Chairman and the General Manager of
Y-TEC
are appointed by YPF. Activities are conducted at facilities that host 48 laboratories and 12 experimental plants and employ approximately 220 professionals dedicated to the development of innovative solutions for the energy sector.
Y-TEC
has the mandate to coordinate and manage all YPF’s R&D efforts, consolidating and boosting a portfolio of 44 projects as of December 31, 2021, aimed to generate high-impact technological solutions.
Y-TEC
also has several service platforms that provide high quality technical and laboratory support services. During 2021
Y-TEC
executed more than 65 technical assistance and specialized services.
Y-TEC
explores opportunities throughout the actual and future energy sector. This is a broad and diversified strategy approach, that in 2021 has been revisited to improve technology transfer strategies, and thus time to market, while keeping alignment with YPF’s needs. Currently, the R&D programs cover core areas such as smart equipment and tools, innovative chemicals for O&G, fuels and transition energies, subsurface technologies and environmental sustainability solutions.
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
The
COVID-19
pandemic continued throughout 2021 but with lower impact in the R&D operations than in 2020. We were able to successfully conduct experimental activities and continued with a combination of on-site
and technology enabled remote operations.
Some of the main technologies that we were able to transfer to the market were:
(i) Y-Terra
Foliar (foliar application bio stimulant); (ii) Integra Digital (phytosanitary field analyzer with digital integration): (iii) disposable and dissolvable caps for hydraulic tests; and
(iv) Y-Prod
gd (first traceable support agent developed in Argentina).

Additionally, H2AR Consortium, a consortium created in 2020 by
Y-TEC
seeking to develop the hydrogen economy in Argentina was consolidated by incorporating 50 companies.
During 2019, the Center of Excellence in Advanced Analytics (the “Center”) was created, assembling scientists, process modeling experts and IT professionals to deliver end-to-end
solutions. The Center implemented a number of initiatives and managed a portfolio of more than 20 projects.
During 2020
Y-TEC
signed a commercialization agreement with a local scientific start-up,
NEOKIT S.A.S. which developed a rapid
COVID-19
test. This agreement remains ongoing and resulted in the commercialization by
Y-TEC
of over 3 million test kits during 2021 and over 600,000 test kits during 2020.
Competition
In our Upstream business segment, we encounter competition from major international oil and gas companies and other domestic oil and gas companies in acquiring or renewing exploration permits and exploitation concessions.
In our Downstream business segment, we face competition from domestic and international oil companies. In our export markets, we compete with numerous oil and trading companies. We operate in a dynamic market in the Argentine downstream industry and the crude oil production industry.
In our Natural Gas business segment, we encounter competition from major international oil and gas companies and other domestic oil and gas companies in natural gas sales agreements with different clients, transport capacities in major gas pipelines and gas processing and treatment. Additionally, in the power generation market, we encounter competition from international and domestic power companies in energy generation and distribution, and in awarded concessions for new projects.
We continuously assess the external environment and our competitive position to adjust our business strategies and plans to create and sustain competitive advantage.
Environmental matters
Our commitment to sustainability
Today the oil and gas industry faces unique challenges driven by the need to harmonize the growing energy demand with new challenges in terms of costs and profitability, diversification of the energy matrix and an increasing concern about climate change and the decarbonization of the economy. Each region or country will have to develop its own roadmap for transition based on its specific starting point, resource availability and capabilities.
Current and pending climate change related regulations such as costs related to monitoring or reducing emissions may adversely impact our operations and increase our compliance costs. See “Item 3. Key information—Risk factors—Risks relating to our business—We may incur significant costs and liabilities related to environmental, health and safety matters”.
In this context, YPF understands sustainability as a way of doing business that involves:

•	Transparent and responsible business at economic, environmental and social levels.

•	Profitability and focus on growth through innovation and new technologies.

•	Short and long-term value generation for shareholders, investors, partners, customers, employees, suppliers, the communities where we operate, and our country.
This approach is described in the relevant Sustainability Policy and reflected in both our management system and operational excellence model, and we extend this challenge to our leaders, employees, suppliers and partners.
This approach also implies that YPF recognizes and respects human rights as an essential corporate ethical value, complying with current regulations in Argentina on working conditions, health care and people’s safety, trade union associations and the right to collective bargaining, diversity and equal opportunities and respect for the communities with which it interacts. This commitment is aligned with the provisions in the Universal Declaration of Human Rights of the United Nations and the Declaration on Fundamental Principles and Rights at Work, from the International Labour Organization (ILO) which are both included in the Argentine internal law. Regarding this, the Company has due diligence processes in place.
Senior management reviews and monitors relevant sustainability topics. The Board of Directors monitors compliance with the Sustainability Policy through the Risk and Sustainability Committee. This Committee is in charge of establishing comprehensive management policies for business risks and monitoring their suitable implementation, as well as promoting best practices in sustainability, among other responsibilities.
In 2021 there were six core corporate-level goals focused on finances, cost, operations, productivity, profitability and sustainability. In this regard, the Sustainability Index, included measurement of fatalities, the accident frequency rate and traffic accidents, spill frequency, reduction of specific CO2 equivalent emissions and general Environmental, Social and Governance (“ESG”) performance.
The annual variable bonus for employees is also based on a holistic assessment that includes the results of the Company as it relates to strategic objectives, the results of the business unit and those individual objectives that have been established in a manner consistent with the above.
In this context, we seek to conduct our business in line with the goals of the Paris Climate Change Agreement signed in 2015, as well as contributing to the United Nations 2030 Agenda for Sustainable Development Goals, and the UN Global Compact’s Ten Principles. Guided by our corporate values, policies and code of conduct, our vision and strategy frame our understanding of and our response to sustainability issues. In this sense we have revamped our commitment to sustainability in order to contribute to energy access and transition, through a responsible and transparent business based on innovation, new technologies and the pursuit of the best economic, environmental and social practices while at the same time creating shared value for our owners, customers, people, suppliers, partners, society and Argentina.

While oil and gas will continue to form the basis of our portfolio for the next years, we are committed to strengthening energy efficiency, low carbon operations and developing more sustainable energy alternatives, in order to ensure a competitive and resilient business model in the energy transition. These lines of actions include the promotion of renewable energy and natural gas production as cleaner alternatives to oil, not only for the domestic market, but also for the export market, subject to market conditions.
We plan to do so through a responsible and transparent business based on innovation, new technologies and the best economic, operational excellence and transformation of operations and corporate culture. Particularly in renewable energy, by providing strong R&D and project investment in this area, we expect to increase our power generation capacity by diversifying energy sources.
In 2021, we continued working based on our corporate sustainability policy and our commitment to climate action through our corporate sustainability and environmental departments.
In the context of the
COVID-19
pandemic restrictions and with the objective of consolidating our sustainability strategy and related initiatives, we focused 2021 activities in four main pillars:

•
Implementation and improvements of initiatives in the main ESG areas: governance, transparency and integrity, human rights, labor practices, diversity, environment, health and safety, supply chain and relations with communities.

•
The Company’s Sustainability Plan and its respective performance KPIs, aligned with the global sustainability commitments we assumed. To achieve this we updated, among others, an assessment of our performance according to worldwide recognized ESG ratings.

•
Participation in global, national and local recognized organizations and initiatives regarding corporate and energy sustainability. YPF continues to lead the Argentine Network of the United Nations Global Compact Initiative and participates in the Argentine World Business Council for Sustainable Development (“WBCSD”). The Company also participated and promoted during 2021, the second phase of the Oil & Gas Sustainable Development Goals (“SDG”) Roadmap through the Argentine Institute for Oil & Gas (“IAPG”). Twenty-nine companies participated in the initiative and the map was officially presented during the XII Argentine Oil and Gas meeting held in September 2019, with the participation of the presidents of IAPG and YPF. Additionally, during 2021, the Company’s CEO participated as
Co-Chair
for the 2021 B20 Italy Energy and Resource Efficiency Task force.

•
Strengthening of the communication with our stakeholders through the annual Sustainability Report, delivering better and more focused communication on ESG matters; specific workshops for managers and employees in order to increase their knowledge about sustainability; and publishing in the Argentine WBCSD platform for SDG the main initiatives that are already underway and that contribute towards the 2030 Global Agenda for Sustainable Development.

Moreover, during 2021, we updated the materiality assessment of ESG issues taking into consideration internal consultations as well as one assessment of public opinion polls and brand reputation surveys to strengthen our understanding of our stakeholders and their concerns and expectations while keeping an ongoing dialogue with them. The materiality assessment undertaken to shape the content of the 2020 Sustainability Report serves as both a retrospective and forward-looking review of our priorities. This assessment shows that the material topics relating to some activities have largely remained consistent over the last three years.
The following is the matrix with the prioritization of the materiality assessment mentioned above:

In addition, in 2021, YPF continued being part of the Sustainability Index of the Argentine stock market. This Index is elaborated by BYMA, with the collaboration of the Inter-American Development Bank and Thomson Reuters, and is composed by 15 listed companies that have outstanding performance in sustainability.
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
As part of good corporate governance practice, YPF also voluntarily continued measuring its sustainability performance through the annual SAM Corporate Sustainability Assessment . SAM, now a part of S&P Global, calculated a total ESG score for YPF which is above the global industry average. In 2021 YPF maintained its scores ranking 10 th
place in the oil and gas sector.
Sustainability and environmental matters in Argentina
YPF is committed to operate in balance with its environment. In this sense, it carries forward its mission to produce and provide energy focus on environmental care, trying to minimize the impact, looking to enhance the positive effects associated with its work and prioritizing the protection of workers, the environment and the community in general.
During 2021 we continued the implementation of our Operational Excellence Policy, which was approved in 2018. Environmental and safety management is built upon a strong corporate culture of security, safety and protection, and it is deployed through a management system focused on occupational risks, the mitigation of industrial risks and integration of the principles of process safety to control the risks and impacts.
YPF has designed an Operational Excellence Management Model based on the definition of the Operational Excellence Policy aligned with recognized international standards that guide management models, such as: ISO 9001, ISO 14001, ISO 45001, ISO 50001, ISO 31000, GRI Standards, IOGP-IPIECA. Within this framework, this Management Model involves voluntary regulations into compliance with legal and regulatory requirements of the oil and gas industry.
YPF adopts for its Management Model the concept of operational excellence since it understands “excellence” as doing things well and doing them well all the time, as that “doing things well” is an implicit guideline of any management system. In addition, making them better, and better is a fundamental condition to be sustainable in an increasingly complex and challenging environment. It is a tool fully compatible with well-known practices in the market, which helps (in addition to internal management) in the relationship with our customers, suppliers and partners. The model is structured as follows:

The Operational Excellence Policy is embodied in each element or sub-element
of our Operational Excellence Management Model. This materiality manifests itself by being a bridge between aspirations and concrete facts. In the internal context of the Company, it allows all areas of the Company to clearly identify the scope of their responsibilities and contribution to operational excellence, and to be able to implement, when necessary, harmonized subsystems within a more global one. By implementing the Operational Excellence Management Model, we have been able to amalgamate guidelines on the people and processes safety, environmental performance, risk management, assets reliability and integrity, productivity and operational processes efficiency. This management system and its application is certified according to standards ISO 45001 (safety) and ISO 14001 (environment) in the major industrial centers of the Company.
Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including air emissions and wastewater, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures and investments in order to guarantee the reliability and integrity of our assets and operations and to comply with these laws and regulations as well. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many aspects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the most significant ones are mentioned below.

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
As an example of our work towards best practices in the industry, we have implemented an investment plan aimed at improving the quality of fuels. In September 2019, Resolution No. 558/2019 substituted Resolution No. 5/2016 and established modifications to the new specifications for sulphur content in fuels. This Resolution established that as of 2024 sulphur specifications will be adjusted of gasoil and gasoline degree 2. Hence, investments are being made since 2018 in order to comply with these new specifications: the development of a new unit of coke petrol hydrotreatment, the revamping of the magna forming, the Fluid Catalytic Cracking (“FCC”) petrol hydrotreatment unit in La Plata Industrial Complex and the revamping of the hydrotreatment of petrol and a new gasoil desulphurization unit in Luján de Cuyo Refinery. These units are expected to start operating progressively from 2024 with an estimated total investment of more than US$ 800 million.
In our refineries we are still working on our ambitious plan of effluents adequacy, including drain fluids segregation and raft building which also allows us to strengthen the resilience of our facilities to the new climatic conditions of the region. Furthermore, maintenance works are carried out periodically to connect the safety discharges to the torch, in accordance with the standards and regulations in force. In logistics, the integrity plan for tanks and pipelines is developed annually to ensure their tightness.
Annually, plans are developed across business units to comply with different security safety and environmental resolutions. Works based on Resolutions No. 785/2005 and 404/1994 are performed on tanks and inspections of pipes according to Resolution No.
120-E/2017
are carried out as well. Following regulations of the Buenos Aires Province’s Organization for Sustainable Development, we also perform pressure container inspections.
We and several other industrial companies operating in the La Plata city, in the Buenos Aires Province, have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This mutual aid program is intended to prevent damages and losses resulting from accidents and industrial and environmental emergencies. The program includes having meetings, drills, visit at plants and risk communications and capacity building. Similar projects and agreements were developed at other refineries and harbor terminals as well. After undertaking these actions, we implemented similar programs in Bahía Blanca and Luján de Cuyo. Since 2018 we continue such projects in Rincón de Los Sauces, Tupungato, Malargüe, in logistic San Lorenzo complex, Plaza Huincul, Añelo and Allen (upstream & downstream operations areas).
In 2021, we continued our agreement with Oil Spill Response Ltd. to support our Oil Spill Contingency Plan, evaluating and reducing the possible environmental impact caused by an oil spill in Argentine surface waters, thus reducing the environmental impact of potential oil spills offshore. This agreement includes technical and operational support in case of oil spills on rivers or seas caused by accidents involving tankers or offshore exploration and production. Additionally, we carried out several tabletop exercises and drills with the participation and advice of the consultants. We also keep our agreement with Wild Well Control Inc. updated, in order to be prepared for possible blow outs.
Our refineries (La Plata, Luján de Cuyo and Plaza Huincul) are certified under the ISO 9001 (quality performance) and ISO 14001 (environmental performance), which are regularly renewed. All of them are also certified under the ISO 45001 standard. In addition, La Plata, Luján de Cuyo and the Plaza Huincul refineries have been verified in accordance with ISO 14064 for the inventories of industrial greenhouse gases. The refineries maintain their systems under continuous improvement and revision by accredited organizations.
Focusing on the development and research, the Company created
Y-TEC
(see “—Research and development”) which is implementing an Environmental Sustainability Program focused on three strategic areas: reduction of emissions, increase of sustainable production and bioproduct development. This translates into high-impact projects for the industry, namely, effluent treatment, development of new production technologies, soil bioremediation, CO2 capture and valorization, atmospheric contaminant removal, and valorization of agricultural products and waste. With respect to climate change, over the next years we are committed to a lower carbon economy through more efficient oil, gas, fuels and derivatives production, lower intensity in Greenhouse Gases (“GHG”) emissions, and cleaner electric power with a higher share of renewable energies.
In this context, climate change is one of the main challenges of our time and our industry.
Particularly in Argentina, and beyond the regulations on Climate Change approved in 2019, on December 2020, before COP 26, UN Climate Change Conference, Glasgow 2021, Argentina presented its second Nationally Determined Contribution (“NDC”) which reflected an improvement regarding the fight against climate change. In this regard, Argentina increased its commitment to the mitigation goal presented in 2016 and incorporated an adaptation goal in accordance with Article 7.1 of the Paris Agreement. This new goal is equivalent to a total decrease in emissions of 19% by 2030, compared to the historical peak reached in 2007, and implies that Argentina would hold a participation of 0.9% with respect to global emissions.
This NDC anticipate that towards 2030 the Argentine Republic will carry out an energy transition, focusing its efforts on promoting energy efficiency, renewable energies and distributed generation, using natural gas as a transition fuel. In turn, the hydrogen production chain will be developed, while new nuclear and hydroelectric plants will be put into operation. For the promotion of sustainable transport systems, policies derived from the avoid-shift-improve approach will have been implemented, in particular promoting energy efficiency and the greater use of natural gas, hydrogen, electricity and biofuels.

YPF recognizes that the world’s and local energy systems need to be transformed to drive decarbonization, while at the same time ensuring access to affordable and clean energy for all. YPF is preparing for this new scenario including resilience to climate change into the Company’s new strategy and innovation model. The Company has a low carbon commitment and governance and has climate and energy transitions considerations embedded into decision making, scenarios, portfolio sensitivity tests, executive incentives and reporting. The main initiatives are focused on reducing operational oil and gas emissions while working on and exploring new low-carbon
businesses, offset initiatives and operation adaptation programs to future scenarios and potential risks.
Regarding this topic, during 2021 the Company submitted the Climate Change and Water Questionnaires to Carbon Disclosure Project (“CDP”), and a preliminary Task Force on Climate Financial Disclosure (“TCFD”) approach to reporting on climate change risk issues was included in the annual Sustainability Report.
During 2021 we also renewed our Commitment to Climate Action and Energy Efficiency which provides the framework for working on mitigation and adaptation activities and new climate ambitions were defined in line with the commitments made by the Argentine government in its second Nationally Determined Contribution (“NDC”) to the United Nations Framework Convention on Climate Change (“UNFCCC”) on December 29, 2020.
The identified lines of action and targets include the following:

•	integrate climate risk analysis methods;

•
increase the reduction of our operations specific GHG emissions in near and midterm future. It implies to reduce operational greenhouse gas emissions intensity by 30% by 2026 (base line 2017); to reduce methane emissions by 30% by 2030 as well as working towards zero routine flaring by 2030;

•	increase the profitable production of renewable electric energy and efficient thermal energy through YPF EE;

•	encourage and boost energy efficiency by improving performance in our facilities and activities;

•	advance research and development of new related technologies and new energy solutions;

•	achieve the target of having approximately 70% of our vehicle fuels conform to low-sulphur standards (Euro V) in the near future; and

•	develop climate change adaptation strategies for our operations.
Regarding our climate action and energy efficiency commitment, we continued working on:

•
Improving energy efficiency. In 2017 we completed an energy assessment of production processes in the Company’s three main business segments (Upstream, Downstream and Gas and Power). This helped us ascertain YPF’s balance, consolidated and area-specific consumption, establish a baseline and identify energy efficiency opportunities.

This work on energy efficiency is developed under a continuous improvement approach. In the Downstream business segment, the most relevant projects are associated with the cogeneration in the La Plata city which started operations by the end of 2020 and the revamping of units in the La Plata and Luján de Cuyo industrial complexes that during 2021 was still ongoing. In the Upstream business segment, those related to gas treatment and delivery, electrification and generation improvements brought about by changes in equipment in mature oil fields. In the Gas and Power business segment, the key to energy efficiency lies in renewable energy projects, which will be the most significant contributors to reducing specific GHG emissions.
As part of this process, at the beginning of 2018, YPF has decided to upgrade the consumption and deficiency logging and monitoring system and implement a coordinated, company-wide energy management system.
In 2018 a committee for energy efficiency was created in order to concentrate the different actions that are being performed within the Company. In 2019 and 2020 the same committee continued working on promoting the scope of energy efficiency in different areas. In addition, in 2021, based on new climate ambitions, this committee was relaunched including as representatives the first lines of the Vice Presidencies while expanding its focus to emissions reduction.
We are certified as ISO 50001 for Energy Management in our investee companies Mega and YPF EE (thermal generation plants). On the other hand, the certification process for the Química complex in La Plata has been completed during 2021. The Plaza Huincul and Luján de Cuyo refineries have a management system under development and continue with the process documentation and implementation.
We have sustained over time processes designed to improve energy efficiency in our Upstream business segment, including the consolidation of an energy management process (based on ISO 50001 scheme) setting metrics and goals.
By the end of 2021 there are 145 energy reviews of facilities, which included the detection of optimization opportunities and the design of baselines, with 100 updated operational controls. Likewise, the energy efficiency and diagnosis manuals were updated. In addition to systematizing the portfolio and monitoring related projects, specific GHG reduction projects were included in the scope. In the energy management area, since 2019 we have worked on increasing the instrumentation of significant processes for energy consumption, such as water injection, compression and electricity generation, in addition to flare reliefs. Additional work has been done on the development of online tools for the monitoring and analysis of energy use and consumption. Regarding improvement actions, continuous and incremental work has been done to detect and prioritize projects linking their energy improvement with GHG emission reduction’s potential. Actions undertaken include, the installation of Vapor Recovery Units, the optimization of heating and compression systems, improvement on the management of relief systems, the optimization of injection systems and the optimization of the recovery of drilling fluids that are sent for destruction.

•
During 2021 work has continued to improve flare management through new tools, instruments and analytics. The pilots executed during 2020 had good results as a tool to reduce flare burns. The monitoring panel carried out during the pilot was expanded to other facilities with flares. Furthermore, during 2020 and 2021 we have been working on the evaluation, detection and measurement of methane emissions as well as vents with differences kind of technologies, like satellite and aerial images to strengthen the activities already performed on the ground with handhelds detection cams. The pilot detection campaigns using airplanes and satellites were carried out in the Neuquén and Santa Cruz Provinces, covering a total of approximately 1,300 km
2
. As a preliminary result, no large emitters were detected, only eventual emissions already identified, associated with maintenance activities and operations. Additionally, the Company is studying to replace liquid fuel, which is normally imported, with natural gas in upstream operations (for example for fracturing equipment). Monitoring our two projects registered under the Clean Development Mechanism (“CDM”), which allow us to reduce the emissions in the different stages and processes of crude oil refining through the recovery of flare gas in the La Plata and Luján de Cuyo industrial complexes. Residual gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2021, CO2 was reduced by around 165,000 tCO2 between both projects. We are working on the installation of a recovery of flare gas compressor in Plaza Huincul refinery.

•
The methodology developed by YPF was approved by the United Nations in 2007 under the name of AM0055 “Baseline and monitoring methodology for the recovery and utilization of waste gas in refinery facilities”. To date, there are six projects registered under the CDM that have implemented this methodology around the world (Argentina, China, Kuwait and Egypt).

•
Continuing and strengthening Greenhouse Gases Emissions Inventorying. Since 2008 we have been gradually introducing management systems into our operations to record emissions through GHG inventories, applying the ISO
14064-1
standard. This inventory has been successfully checked in the Ensenada Industrial Complex since 2008 and later in Luján de Cuyo Industrial Complex. During 2016, we began to implement the external verification process of greenhouse gas emissions inventory by a third-party in Plaza Huincul Refinery. During 2021 we performed a completed external verification process of all of YPF’s industrial complexes for the 2019 and 2020 inventories of La Plata (refinery and petrochemical plant), Luján de Cuyo, and Plaza Huincul (refinery and methanol plant).

We also monitored other air emissions (SO2, Nox, CO, NMVOC and particulate) in accordance with applicable regulations.

•
Developing forestry projects located in the Neuquén Province which constitute approximately 7,000 hectares of trees forested under a long-term work program. Using the afforestation methodologies and tools available at the UNFCCC Clean Development Mechanism web-site,
it was possible to arrive to a conservative estimated amount of approximately 760,000 tons of CO2 equivalents that were captured by the afforestation project activities from 1984 (when the first afforestation activity occurred) through 2014.

•
We remain committed to minimizing gas sent to flares and gas vented, giving compliance to the requirements established in Resolutions No. 236/1993 and 143/1998 issued by the former SE and all applicable provincial regulations. The virtual gas pipeline initiative is an example of this effort. It was first implemented in the Mendoza Province and later extended to other sites in the Vaca Muerta formation, it involves the liquefaction and transportation of the natural gas associated from remote wells to an electric power plant or to a gas pipeline in order to reduce flaring.

•	Developing electric power and renewable energy business. See “Business organization—Gas and Power”.

•
For reference of our climate change commitment, we seek to manage threats and opportunities posed by climate change and support the execution of climate change initiatives. We consider the risks associated with changes in climate patterns, as well as risks arising for policy, communities, regulations, legal, technological and markets due to the challenges posed by climate change and identified in our risk-based approach analysis.

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
Risk management accountability and oversight form integral part of our management activities and provide the Board of Directors with insights on trends and aggregate exposure for climate-related risks and performance by the Risk and Sustainability Committee. Information on climate change’s risks related to extreme weather events are considered during the risk analysis process as the likelihood and potential impact of risks that might threaten the integrity of the Company’s operations and assets. Climate-related risks are linked to transition and physical risk which must be integrated into adaptation measure and be part at decision-making processes. See “Item 3. Key information—Risk factors—Risks relating to our business—Climate change and energy transition could affect our business”.

•
Climate change adaptation: We moved forward with climate risk assessment projects at our facilities by implementing the Business Areas Climate Impact Assessment Tool (“BACLIAT”). We also used such tool at the logistics terminal located in Concepción del Uruguay in 2017, in an oil pipeline in the Mendoza Province in 2018 and in terminal Barranqueras and in an upstream oil facility in Comodoro Rivadavia in 2019. During 2021 have been implementing the BACLIAT in two upstream facilities: PTC
LH-3
and PTG
CSE-1.
The tool allows us to observe past, current and future climate trends, detect primary risks, and identify mitigating actions to reduce vulnerability and encourage early action. In addition to the implementation of the tool in other facilities, in 2019 we started working on the development of climate maps to identify risks related to climate change for our operations and facilities. During 2020 we finalized the development of these climate risk maps and made them available through a Geographic Information System (“GIS”)
web-based
platform. These maps allow us to identify operations and installations exposed to climate risk in different potential climate scenarios and to focus on those evidencing higher risk for BACLIAT’s implementation and adaptation measures.

•	Strengthening the relationship established with the Argentine Environmental Authority (Ministerio de Ambiente y Desarrollo Sostenible de La Nación),

in particular with its Secretary of Climate Change, Sustainable Development and Innovation (Secretaría de Cambio Climático, Desarrollo Sostenible e Innovación) in order to collaborate with the development of the Third National Communication on Climate Change to the UNFCCC and during 2017 in workshops organized by the CCU to develop the National Climate Change Plans related to the Nationally Determined Contributions (“NDCs”) undertaken by the country under the signed Paris Agreement. With respect to this, YPF signed a Framework Agreement with the Argentine Environmental Authority for a mutual collaboration on environmental issues, particularly relating to climate change. In 2020 we participated in the Climate Dialogue called by the Argentine Environmental Authority, in particular the Secretary of Climate Change, Sustainable Development and Innovation that took place in November 2020 and for the presentation of the second NDC draft paper during December 2020. In 2021 through the IAPG, a request was received from the Secretary of Climate Change, Sustainable Development and Innovation to work together on the development of fuel emission factors at the national level in a project led and financed by United Nations Environment Program (“UNEP”). Work was done on the preparation of a draft of the agreement that includes a proposal of activities, products and dates. The agreement has not yet been signed by the parties.

Water management
YPF is committed to an integrated water management approach focused on resource sustainability, as embodied in its corporate regulations. The approach identifies three strategic aspects: water management based on risks (identification of water risks at national and local level (aqueduct /
LWT-IPIECA));
optimization of water usage (water efficiency and water usage balance); and resource evaluation (hydrological baseline studies and runoff studies).
In 2015 we started a water management benchmarking study on several assets within the Downstream and Gas and Power business segments that continued during the following years. In 2021 we ran an update and verification process for all withdrawal and discharge points.
Since 2015 we have made progress in the analysis of groundwater by conducting hydrogeological studies in the Neuquén, Río Negro and Santa Cruz Provinces. During 2021 we started the hydrogeological assessment in the Tierra del Fuego Province, and we continue developing the study in the Mendoza Province. These works have direct application in drilling activities, hydraulic fracturing, repair and abandonment of oil wells. Regarding groundwater management, aquifer protection is already incorporated into all upstream activities.
A water management improvement process is also carried out in the Upstream business segment and each area has an annually updated water resource management plan.
In 2021 we adjusted the internal water price in the operations with major withdrawals (Luján de Cuyo, La Plata and Plaza Huincul industrial complexes and unconventional field activities), to be applied in investment projects. We also updated the price in those businesses with lower consumption.
During 2019, we also started using the Aqueduct; a tool that allows us to identify areas with potential water stress risk along with the mapping of our operational areas. This information is being used for the development of planning activities in this regard. Additionally, we also performed during 2019 a pilot activity in the upstream operations for the development of a process that will allow us to evaluate the water use efficiency in the different facilities of the Company. In 2021, we completed a water efficiency baseline in our unconventional operations.
Additionally, in 2021 we worked on filling the CDP Water Security Form, to promote the sharing of qualitative and quantitative information on water management to shareholders, clients and investors.
Waste management
In compliance with Argentine regulations and our environmental standards, we develop integrated waste management activities seeking to: phase out waste generation; reduce waste hazardousness and ensuing environmental impacts; reuse, recycle or value waste materials; ensure proper treatment and final disposal; and establish continuous improvement programs.
Since 2012 we have been working on initiatives in our Upstream business segment in order to systematically reduce the stock of soil with hydrocarbons. This is being performed with the commitment, leadership and responsibility of the entire Company achieving a reduction of 76% of the stock in our repositories from 2012 to 2021. Some of the activities that allowed us to achieve this target were related to actions to the providers, mainly with the development of technical specifications for the contractual arrangements and effective technical supervision of their activities, optimizing the biotreatment times.
During 2017 the treatment of plastic materials contaminated with hydrocarbons began in the Santa Cruz Province, recovery and value has been possible through washing and recycling, prioritizing their reuse and avoiding their incineration, promoting a circular economy and reducing CO2 emissions.
Furthermore, each business unit developed waste management plans in line with the Upstream Waste Management Procedure and the Corporate norm. Together with these plans the oil spill cleaning procedure was also developed, which is focused on the minimization of waste during remediation activities.
In 2019 we launched the Circular Economy Project that seeks to strengthen a company-wide circular culture. The initiative covers the revaluation of opportunities and risks inherent in the entire value chain of goods and services, from their design and acquisition to the end of their life cycle, with actions such as developing an inventory of ongoing company-wide circular initiatives already in progress. In 2019 a group of specialists was established and began working on the basis for setting in 2020 waste generation reduction goals from 2021 onwards.
Particularly, in the downstream business segment we remain committed to projects related to the reuse or recycling of the spent catalysts achieving in 2020 a recovery of precious metals (such as platinum, palladium, etc.) from those wastes.
Within the framework of the Circular Economy Project, in 2021, we developed initiatives related to:

•	reuse residual wood as a substrate to improve the soil bioremediation actions;

•	send tires and rubber belts from our southern operations into a recycling project that crushes them to reuse them;

•	carried out the first test for the incorporation of rubber in asphalts;

•
set the basis to extend the current recycling program of waste electrical and electronic equipment from Buenos Aires to the entire company. The first shipment will be done in the first quarter of 2022; and

•
send FCC catalyst to a cement plant to use it as an aluminum corrector replacing the extraction of raw material. Also, we are studying the possibility to reuse FCC spent catalyst into less demanding process.

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
In the specific Downstream business segment, improvement activities were aimed at storage and truck and pipeline transportation.
Drills are planned and carried out annually, including
red-level
drills where top management participates.
Between 2018 and 2020 a runoff study that identifies the part of the precipitation which flows on the ground surface, was conducted and finalized in 41 relevant upstream facilities. This study was carried out in order to assess the potential occurrence and eventual adverse effects of large spills, focusing on the design and status of the protection facilities of each plant and in the nearby geomorphological environment.
Management of biodiversity and ecosystem services
YPF conducts its operations with respect for biodiversity and works to safeguard ecosystems and their diversity during the entire lifecycle of its operations and products, particularly in ecologically sensitive areas. The actions are focused on analyzing, avoiding and minimizing impacts through prevention; on rehabilitating the environment in which we carry out our activities, particularly in sensitive natural, biologically diverse or protected areas; and on adopting offsetting measures where applicable.
As part of our continuous improvement, in 2021 we made a revision and update to our Corporate Biodiversity Management Standard and we continuous update our GIS as part of the Biodiversity Map Project (the “Map”) we started in 2018. This initiative allows us visualizing any overlapping of activities with especially sensitive areas in Argentina and will help us to prioritize any required actions on sites with interference. The Map not only includes areas under international, national or jurisdictional protection but also private areas and areas inhabited by endangered species. In 2020 we made the Map available to the entire Company by including the information in a web-based
platform; and during 2021 we updated the Map with new sensible areas.
The management of biodiversity mainly focuses on instances where operations are being performed in ecological sensitive areas. These activities are being documented in the biodiversity management plans. Currently, our Upstream business segment has two of these plans, one for our operations in the Llancanelo Ramsar site in the Mendoza Province and another in the Auca Mahuída site in the Neuquén Province.
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
During 2018 we performed a technical study which analyzed and reported the degree of ecological restoration of sites devoid of vegetation in our Santa Cruz Province operations. The area under study encompassed 10 blocks, or concession areas, amounting to a total area of 6,943 km
2
and 1,968 abandoned wells. This technical study enabled prioritizing areas that had to be intervened for restoration and separate those that did not require intervention. In 2020 we continued and strengthened the project including operational areas in the Neuquén Province where conventional and unconventional activities have been performed. During 2021 this study has been implemented in abandoned wells of the Neuquén, Mendoza and Chubut Provinces. Particularly in the Mendoza Province the abandoned sites that exhibited a critical situation in this study, were visited to evaluate and compare the results obtained and the real status.
Environmental activities led by YPF in areas of unconventional exploitation of crude oil and natural gas
Organically rich shale gas and oil accumulations are drawing increasing attention worldwide as sources of significant natural gas and oil reserves.
Since 2008 YPF has led various exploration and development projects related to unconventional resources in Argentina, the most important being in the Vaca Muerta formation within the Neuquina basin.
The Vaca Muerta formation is found between 2,500 and 4,000 meters of depth, more than 2,000 meters below the water table, which is usually located at depths of
300-500
meters. See “Item 3. Key information—Risk factors—Risks relating to our business—Our domestic operations are subject to extensive and changing regulation” and “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks”.
Hydraulic stimulation, a long time proven technology, allows these resources to be extracted in an efficient and environmentally-friendly way. Hydraulic stimulation consists of injecting high pressure fluids and sand into the wellbore to crack the rock and enable the trapped hydrocarbons in the formation to flow to the surface like in any conventional well.
Generally, this technique uses water and sand (99.5% of the water can be recycled) and less than 1% of chemicals or additives. These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in table salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development of these reservoirs is acquired from bodies of running water which represent only a small percentage of the total flow and involve much lower volumes than those used for agricultural and human consumption in the Neuquén Province.
From the beginning of its unconventional operations, YPF has considered the environmental protection as one of the values of its health, safety and Operational Excellence Policy.
In accordance with Disposition No. 112/2011 of the Environmental Subsecretary of the Neuquén Province, the project has an Environmental Baseline Study (“EBS”). The EBS includes the current description and environmental characterization of the concession areas and specifically environmental components that may be affected significantly by the projects and activities.
YPF developed a water management framework, which focuses on three key areas of water usage: water resources (sustainability factors, measures that consider the needs of other local water users and the net environmental effect); water use and efficiency (controls of replacing water use and reducing water consumption,); and wastewater management (similar sustainability factors and the net environmental effect are also considered water resources management).
In addition, YPF has commissioned the following studies: a hydrogeological study of confined and semi-confined aquifers of Neuquén and Rayoso groups and hydrogeological study of the unconfined aquifer of the alluvial plain of the Neuquén River in the Loma Campana area; and a similar study in the Narambuena area.
After the hydrogeological studies carried out in 2015 and 2016, during 2017 YPF focused its studies on the gathering of hydrogeological information through electrical profiles and water samples in order to obtain the baseline data for a regional hydrogeological study, aimed at conventional and unconventional areas in the Neuquén Province. This hydrogeological study was completed in November 2018, which covered not only the traditional hydrogeological aspects but also the evaluation of water quality for irrigation and drinking water. The main objective of the study was the identification of the aquifers that must be protected. It should be noted that this was presented to the Neuquén Province in January 2019 and has the technical endorsement of the Undersecretary of Water Resources. In addition, through the aquifers and sinks study team, all the basic information on the assets of the Neuquén Province has been updated.
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
Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards and establish remedial obligations in certain circumstances.
In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

•	National Constitution (Articles 41 and 43);

•	Law No. 25,675 on National Environmental Policy;

•	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste;

•	Law No. 24,051 on Hazardous Waste;

•	Law No. 25,916 on Management of Domestic Waste;

•	Law No. 20,284 on Clean Air;

•	Law No. 25,688 on Environmental Management of Waters;

•	Law No. 25,670 on the Management and Elimination of Polychlorinated Biphenyls;

•	Criminal Code; and

•	Argentine Civil and Commercial Code, which sets forth the general rules of tort law.
These laws address environmental issues, including limits on the discharge of wastes, air emissions and liquid effluents associated with oil and gas operations, investigation, management and cleanup of hazardous substances, workplace safety and health, natural resource damage claims and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance.
In addition, we are subject to various other provincial and municipal regulations, including those relating to gas venting, oil spills and well abandonment, among other matters.

By Resolution No. 404/1994, the SE amended Resolution No. 419/1993, and created the Registry of Independent Professionals and Safety Auditing Companies (Registro de Profesionales Independientes y Empresas Auditoras de Seguridad), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractioning of LPG in containers or cylinders. The Resolution provides that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in the Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations was established regarding underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from the storage facilities. These obligations are complemented by Resolution No. 1,102/2004 enacted by the SE, which sets forth the “Registry of Liquid Fuels Outlets, Own Consumption, Storers, Distributors and Marketers of Fuels and Hydrocarbons in Bulk and Compressed Natural Gas”.
During 2005 the former Argentine Secretariat of Energy, by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing- aerial tanks.
In addition, in 1994 Argentina ratified the UNFCCC trough Law No. 24,295 to stabilize its GHC emissions.
Also, in 2016 Argentina adopted the Paris Agreement under the UNFCCC trough Law No. 27,270.
During 2019 the National Congress passed the Law No. 27,520 regarding Minimal Standards on Global Climate Change Adaptation and Mitigation which focus on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change and explore and take advantage of new opportunities of climate events as well.
It is also important to consider that the SE dictated the Resolution No.1,036/2021 which approved the Guidelines for an Energy Transition Plan to 2030.
The description of the relevant Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. Several provincial and municipal regulations apply as well. The summary is based on Argentine regulations related to environmental issues as in effect as of the date of this annual report, and such regulations are subject to change.
Insurance
The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other service contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key information—Risk factors—Risks relating to our business—We may not have sufficient insurance to cover all the operating hazards to which we are subject”, “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks” and “Item 3. Key information—Risk factors—Risks relating to our business—We may incur significant costs and liabilities related to environmental, health and safety matters”.
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
Our insurance policy covering our operations in Argentina provides third-party liability coverage up to US$ 400 million per incident, with a deductible of US$ 2 million, in each and every loss. Certain types of incidents, such as intentional pollution and gradual and progressive pollution are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well
incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well
event ranging from US$ 75 million for certain onshore losses and a maximum combined single limit of US$ 250 million for offshore losses.
Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to US$ 1.5 billion each and every incident combined for downstream and upstream operations, with varying deductibles of between US$ 5 million and US$ 10 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days for upstream operations.
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
We are also partners in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our operations in Argentina. In addition, in certain cases, we may contract insurance covering specific incidents or damages that are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage. With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.
Property, plant and equipment
Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2021, 100% of our proved reserves were located in Argentina.
Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and exploitation assets associated with the particular property subject to the relevant concession revert to the Argentine government. See Note 8 to the Audited Consolidated Financial Statements.
Argentine legal and regulatory framework
For a description of the main legal and regulatory framework under which the Company carries on its business activities see Note 35 to the Audited Consolidated Financial Statements, incorporated herein by reference. Additionally, to have an understanding about:

•	The main exchange regulatory framework, see “Item 10. Additional information—Exchange regulations”.

•	The main environmental regulatory framework, see “—Sustainability and environmental matters in Argentina”.

•	The main requirements of the Expropriation Law and Privatization Law, see “—History and development of YPF”.

•	The main requirements of the Access to Public Information Law No. 27,275, see “Item 10. Additional information—Access to public information”.
ITEM 4A.         Unresolved staff comments
YPF does not have any unresolved staff comments.
ITEM 5.           Operating and financial review and prospects
The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form
20-F
for the fiscal year ended December 31, 2020 for a comparative discussion regarding changes in financial conditions and results of operations for the years ended December 31, 2020 and 2019.
Financial information
Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and are fully compliant with IFRS. See Note 2.a) to the Audited Consolidated Financial Statements for additional information.
Selected consolidated financial information in this annual report as of December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019 has been derived from our Audited Consolidated Financial Statements included in this annual report, which were approved at the Board of Directors’ meeting and authorized to be issued on March 3, 2022. These consolidated financial statements, which comprise those presented before the CNV on March 7, 2022, and an update of Note 39 “Subsequent events” and the inclusion of Note 40 “Supplemental information on oil and gas producing activities (unaudited)” which includes certain oil and gas disclosures, have been approved by Management on April 20, 2022.
Segment reporting
In connection with our segment reporting, see Note 5 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business organization”.
Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Factors affecting our operations
Our operations are affected by a number of factors, including, but not limited to:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation of domestic pricing;

•	our pricing policy for fuels;

•	export and import regulations;

•	international and domestic prices of crude oil and oil products;

•	geopolitical tensions and crisis, such as the ongoing conflict between Russia and Ukraine;

•	our capital expenditures and financing availability;

•	decisions of our joint ventures partners in connection with investments in areas we jointly operate;

•	inflation;

•	abrupt changes in currency values;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks

•	labor strikes and other forms of public protest in Argentina;

•	taxes, including export taxes;

•	regulation of capital flows, including those affecting financing;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with the Argentine government and/or Provinces;

•	inability to renew or extend our concessions;

•	dependence on the infrastructure and logistic network used to deliver our products;

•	interest rates;

•	regulation of our activities, including with respect to environmental factors;

•	a pandemic disease, such as COVID-19; and

•	energy transition and lower carbon energy.
For information regarding our results of operations see “–Principal statements of comprehensive income line items”.
Our business is inherently volatile due to the influence of external factors, such as those listed above. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods. For details related to trends information see “Liquidity and capital recourses–Cash Flow of the next 12 months”.
Macroeconomic conditions
Overview
Substantially all of our revenues are derived from our operations in Argentina and are, therefore, subject to prevailing macroeconomic conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina have had and are expected to continue to have a significant impact on us.
In recent years, the Argentine economy experienced significant volatility characterized by periods of low or negative growth, macroeconomic instability, currency devaluations and high variable levels of inflation. In addition, to this local macroeconomic context of recent years, since March 2020, we experienced the effects of the measures adopted by Argentina to control the
COVID-19
pandemic outbreak as well as the resulting decrease in economic activity (see
“–COVID-19
pandemic outbreak”). Beyond the local context, although the world economy is entering a deceleration stage after a strong upturn in 2021, the international context continues to be favorable for Argentina due to the increasing prices of raw materials exported by the country.
According to the latest data published in the “Estimador Mensual de Actividad Económica” report (an activity level progress report) of December 2021, prepared by the INDEC, the preliminary estimate showed a positive variation of economic activity in GDP of 10.3% for the year 2021, mainly due to the recovery of economic activity after the strong downturn that occurred in 2020 in the context of the
COVID-19
pandemic outbreak and the measures adopted to combat it.
In terms of inflation, Argentina has confronted and continues to experience significant inflationary pressures. During 2017, 2018, 2019 and 2020, the consumer price index (“CPI”) published by the INDEC stood at 24.8%, 47.6%, 53.8% and 36.1%, respectively. During 2021 the CPI presented a cumulative increase of 50.9%, compared to 2020, while the wholesale internal price index (“WPI”), also published by the INDEC, presented a cumulative increase of 51.3%, compared to 2020. In January and February 2022, the CPI increased by 3.9% and 4.7%, respectively, with respect to the previous month, and the WPI increased by 3.7% and 4.7%, respectively, with respect to the previous month.
In terms of trade balance, according to the latest data published in the Argentine Commercial Trade Report, elaborated by the INDEC, the surplus in Argentina’s balance of trade account totaled US$ 14,750 million during 2021, which represented an increase of 17.7% compared to 2020, which is explained by an increase in exports of US$ 23,050 million or 42.0% and in imports of US$ 20,828 million or 49.2%, in each case compared to 2020.
With regards to the evolution of the currency, according to Communication “A” 3,500 of the BCRA, the Ps./US$ exchange rate stood at 102.75 Ps./US$ as of December 31, 2021, evidencing a devaluation of the peso of 22.1% from its value of 84.15 Ps./US$ as of December 31, 2020.

With respect to sovereign debt, during 2021, the Argentine government continued negotiations with the IMF in order to reach public external debt sustainability, after having reached levels of settlement close to 99.0% in relation to the exchange of foreign currency-denominated bonds concluded in 2020. In July 2021, the Minister of Economy of Argentina and representatives of the IMF met to continue discussions in furtherance of a new program that would address the terms of the debt incurred between 2018 and 2019 under the existing
Stand-by
Agreement (“SBA”). Such discussions reflected progress on matters that are key to Argentina’s economic program, such as economic recovery based on employment generation, value-added growth and lasting macroeconomic stability. On September 22, 2021 Argentina repaid to the IMF the first principal installment under the SBA of US$ 1.9 billion. On January 28, 2022 Argentina disbursed an additional installment of US$ 731 million under the SBA. Additionally, on that same date, the Argentine government announced it had reached an agreement with the IMF. In January 2022 the IMF issued a press release announcing it had reached an understanding on key policies as part of their ongoing discussions with the Argentine government.
On March 3, 2022, the Argentine government and the IMF announced that an agreement had been reached. This staff-level agreement is based on the IMF Extended Fund Facility Program (the “Program”), which includes 10 reviews to be conducted on a quarterly basis for two and a half years. The first disbursement would be made upon approval of such Program by the IMF’s Board. The remaining disbursements will be made after each review. The repayment period for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034. However, the IMF informed that such agreement was still pending approval by the IMF’s Board after the Extended Fund Facility Program had been approved by the Argentine Congress. On March 17, 2022, the Argentine Congress passed Law No. 27,668, which was later enacted on March 18, 2022, through Decree No. 130/2022. On March 25, 2022, the Executive Board of the IMF approved a
30-month
extended arrangement under the EFF for Argentina amounting to US$ 44 billion, which allowed the authorities an immediate disbursement of US$ 9.656 billion. The EFF arrangement aims to provide Argentina with balance of payments and budget support that is backed by measures designed to strengthen debt sustainability, tackle high inflation, boost reserves, address the country’s social and infrastructure gaps and promote inclusive growth. The program aims to strengthen public finances and start reducing persistently high inflation through a multi-pronged strategy involving a gradual elimination of monetary financing of the fiscal deficit and an enhanced monetary and exchange rate policy framework. The program also envisages steps to strengthen the domestic peso debt market, the effectiveness of government spending, labor and gender inclusion, and the competitiveness of key sectors.
With respect to Argentina’s debt with the Paris Club, in June 2021, the Minister of Economy announced that Argentina had obtained a “time bridge” within the framework of Paris Club negotiations to avoid default at maturity on July 31, 2021 and that it would continue renegotiations of the debt until March 31, 2022. According to said “time bridge” agreement, Argentina made disbursements in July 2021 and February 2022 for a total amount of US$ 430 million, on account for the debt’s total principal amount. Regarding interests accrued and not paid, they would be included in the renegotiation that was expected to be reached by March 31, 2022. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the understanding agreement reached in June 2021. The agreement includes financial guarantees from the Paris Club in support of the
30-month
Extended Facility program, allowing Argentina to secure the financial sources identified in the agreement with the IMF. Such financial guarantees establish that, during the term of the program, Argentina will make partial payments to Paris Club members in proportion to those made to other bilateral creditors, in accordance with the terms established in the understanding reached in June 2021. The Argentine government and the Paris Club undertook to conclude the process of definitive modification of the agreement defined in the “Joint Declaration of 2014” by June 30, 2022.
We cannot assure you that the conditions of the new agreement with the IMF will be complied with by Argentina and whether they will not affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, nor can we predict the impact of the outcome of such negotiations on Argentina’s (and, indirectly, our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain. For more information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets” and “Item 3. Key information—Risk factors—Risks relating to our business—Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.
For information regarding our debt and maturity, see “Item 11. Quantitative and qualitative disclosures about market risk—Interest rate exposure” and Note 21 to the Audited Consolidated Financial Statements.
COVID-19
pandemic outbreak
During 2020, the demand for our products and services was affected by the impact of the
COVID-19
pandemic on the Argentine economy, and by lockdown measures that the Argentine government, as well as other governments around the world, adopted to protect the population against the disease. Beginning in late March 2020, we experienced a significant decrease in our sales (mainly in the volume of diesel, gasoline and jet fuel), which required us to quickly adjust our operations to the new environment, ensuring the continuity of our key activities while preserving the health of our employees, vendors and customers.
From the third quarter of 2020 onwards, mobility restrictions began to be partially eased, gradually recovering a certain normality in the social and economic functioning of the country. Consequently, there was a gradual recovery in the demand for fuels and activities in our fields and refineries gradually resumed to the extent that the required sanitary conditions were met. By December 2021, based on the progressive recovery of activity in 2021, sales volumes of gasoline and diesel oil reached levels higher than those prior to the
COVID-19
pandemic. However, despite the advance in the vaccination process in Argentina, certain levels of uncertainty still remain due to the outbreak of new strains of
COVID-19
virus and their direct and indirect effects on our results of operations, cash flows and financial situation. See Note 2.c) to the Audited Consolidated Financial Statements. See “Item 3. Key information—Risk factors—Risks relating to our business—An outbreak of a disease may have material adverse consequences on our operations” and “Item 4. Information on the Company—Business organization—Downstream—Marketing division”.

Hydrocarbon market
Our pricing policy for fuels during 2019, 2020 and 2021 took into account several factors such as international and local crude oil prices, refining spreads, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, export duties, local taxation, domestic margins for our products, among others. Despite our expectation of aligning our local prices to those of international markets over time, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face abrupt changes in products prices), will not have an adverse impact on our ability to maintain such relations, considering that volatility and uncertainty in the international prices of oil and derivatives and the fluctuations in the value of the peso will probably continue in the near future. For more information, see “Item 3. Key information—Risk factors—Risks relating to our business—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.
On August 15, 2019 the Argentine government formally froze local prices of crude oil and refined products through the enactment of Decree No. 566/2019 (as amended by Decree No. 601/2019 and further regulated by SE Resolution No. 557/2019) which established that: (i) until November 13, 2019 deliveries of crude oil made in the domestic market had to be billed and paid at the price agreed between producers and refiners as of August 9, 2019, applying for this purpose an exchange rate of 49.30 Ps./US$, equal to a 5.6% increase over the then available reference exchange rate and a Brent reference price of 59 US$/bbl; and (ii) until the same date, the maximum price of all kinds of gasoline and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations could be increased by up to 4.0% compared to the prices in effect as of August 9, 2019.
Furthermore, on November 1, 2019, Resolution No. 688/2019 enacted by the SE updated the aforementioned prices for local crude and local fuels by adjusting the reference exchange rate for the price of local crude to 51.77 Ps./US$ while maintaining the Brent reference price of 59 US$/bbl and allowing for a further increase in the prices of gasolines and diesel by up to 5.0% compared to the prices in effect as of September 20, 2019.
After the price-freezing period ended in December 2019, our domestic prices were not increased for several months, providing a certain stability in the context of the collapse in international prices that took place starting in March 2020 due to the global
COVID-19
pandemic outbreak. Due to the crisis generated by the
COVID-19
pandemic (see
“COVID-19
pandemic outbreak”) and the lack of agreement between the main oil producing countries, international oil prices (i.e., the Brent price) dropped to a minimum of 19 US$/bbl on April 21, 2020. Nevertheless, international oil prices gradually recovered in the following months, reaching 50 US$/bbl as of December 31, 2020.
In light of the impact of the significant deterioration in international prices on the local oil and gas industry, on May 19, 2020, the Argentine government issued Decree No. 488/2020 establishing that until December 31, 2020, crude oil deliveries to the local market had to be invoiced by producer companies and paid for by refining companies and traders taking the price of 45 US$/bbl as a reference for Medanito type crude (the “barril criollo”). This price was to be adjusted for each type of crude oil by quality and by loading port using the same reference in accordance with standard practice. The price set by the Argentine government was also to be applied to settle hydrocarbon royalties. In the event that, during the validity of such Decree, the quotation of the “ICE BRENT FIRST LINE” exceeded 45 US$/bbl for ten consecutive days, the provisions setting the price would cease to be in effect. That condition was met on August 28, 2020, and producers and refiners have been able to negotiate prices freely since.
In addition, Decree No. 488/2020 adopted a series of measures intended to preserve the level of activity in the hydrocarbons industry, at the level of extraction as well as refining and distribution activities, with a view towards ensuring the supply to the market and the preservation of the labor force, while taking into account the need to improve efficiency, technology and production, and in accordance with the best national and international practices in hydrocarbon activity. As such, production targets consistent with 2019 levels were set on a company by company basis and refining and marketing companies were required to acquire their total demand for crude oil from local producing companies, thus restricting the ability to import products that were available for sale in the domestic market and/or for which there was effective local processing capacity. Additionally, Decree No. 488/2020 made exports of hydrocarbons subject to export duties until December 31, 2021, according to a scheme that took into account the price quotation for the “ICE BRENT FIRST LINE” barrel (international price). The rate ranged from 0% when the international price did not exceed 45 US$/bbl to 8% when the international price was equal to or exceeded 60 US$/bbl.
During 2021 local crude oil was privately negotiated between producers and refiners or marketers. In this context, although the Brent crude oil average price was 70.8 US$/bbl (increasing by 64.0% compared to the average price in 2020), local crude oil prices averaged lower values since producers and refiners or marketers agreed to gradually adjust local prices with respect to the strong evolution of international comparable prices. As for the local Medanito and Escalante crude type, the average prices were 53.7 US$/bbl and 58.9 US$/bbl, respectively for 2021, compared to the average prices of crude oil of 41.3 US$/bbl and 40.8 US$/bbl, respectively for 2020. Furthermore, the conflict between Russia and Ukraine has increased volatility on international crude oil and gas prices, with Brent crude oil price trading above 100 US$/bbl. during recent months, amplifying the spread between local and international fuel prices as local price adjustments have been insufficient to keep track of the rapid evolution in international prices. We cannot estimate the extent to which such conflict could expand, nor predict the final impact it may have on the oil and gas industry and our business. See “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations” and “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to negative effects due to the geopolitical conflict between Russia and Ukraine”.

In relation to the natural gas market, in recent years governmental incentives have been established to increase the natural gas production in Argentine basins. In particular, in 2018 and 2019, a supply excess was observed, based on the higher production in unconventional fields, compared to domestic demand at certain times of the year, a rare situation in the past, which impacted on natural gas production from the temporary closure of production in some locations, as well as from the reinjection of the hydrocarbon. This situation caused a reduction in the natural gas sale price in the domestic market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, with the objective of enabling new investments to increase natural gas production in all the country’s basins and satisfy the country’s hydrocarbon needs, on November 16, 2020, Decree No. 892/2020 was published in the Official Gazette, which (i) declared the promotion of Argentine natural gas production to be of national public interest, and (ii) approved and instructed the SE to implement the Plan GasAr. Our participation in such open and competitive process resulted in the signing of
4-year-term
supply agreements that served as a basis to bolster investments and, in turn, important recovery in natural gas production, particularly in the Neuquina basin. As of December 31, 2021, the Company has collected from the Argentine government compensations a total amount of Ps. 9,889 million. See Note 35.d.1) and Note 36 to the Audited Consolidated Financial Statements.
Furthermore, in order to enable further growth of natural gas production in the Neuquina basin, on February 14, 2022, by the means of Decree No. 76/2022, the Argentine government granted IEASA a transport concession on the future “Presidente Néstor Kirchner” gas pipeline, to be built so as to increase natural gas evacuation capacity of the Neuquina basin, from the Tratayén Town in the Neuquén Province, through the Salliqueló Town in the Buenos Aires Province, and in second phase, to the proximities of San Jerónimo Town in the Santa Fe Province. The Decree also determined, among other aspects, that YPF: (i) will have priority for capacity contracting in which case it would have to prepay completely or partially the associated amount to such contracts, prior approval of the Ministry of Economy; (ii) may be the total or partial assignee of the ownership of the transport concession, prior approval of the SE; and (iii) may establish with IEASA a scheme of technical collaboration, association, investment, or any other form of participation, to the effect of making viable the execution of the programs and/or projects financed with the funds of the Article 7, Section 5 of Law No. 27,605. It should be noted that by means of Resolution No. 67/2022 of the SE, of February 9, 2022, the construction of the aforementioned gas pipeline was declared of national public interest and of priority implementation. See “Item 4. Information on the Company—Seasonality”.
The table below shows Argentine’s total sales, production, exports and imports of crude oil, natural gas, diesel and gasoline products (source: SE):

	For the year ended December 31, (millions of Ps.)
	2021	2020	2019
Crude oil in Argentina
Production (mmbbl)	187.3	175.8	185.6
Exports (mmbbl)	19.5	24.8	22.4
Imports (mmbbl)	-	-	-
Natural gas in Argentina
Sales (mmcm) (1)	42.3	37.8	54.1
Production (bcm)	45,292.7	45,095.8	49,350.2
Exports (mmcm)	692.4	1,031.5	615.6
Imports (mmcm)	4,726.1	5,422.2	5,096.4
Diesel fuel in Argentina
Sales (mcm) (1)	14,408.8	12,644.7	13,928.8
Production (mcm)	10,139.0	8,946.8	11,599.8
Exports (mcm)	-	4.3	0.1
Imports (mcm)	1,972.7	1,332.8	2,101.3
Gasoline in Argentina
Sales (mcm) (1)	9,141.7	6,902.3	9,353.7
Production (mcm)	6,333.9	4,961.0	8,757.5
Exports (mcm)	65.2	160.2	-
Imports (mcm)	580.7	161.5	520.9

(1)	Includes domestic market sales.

Principal Statements of Comprehensive Income line items
Summarized statement of comprehensive income

	For the year ended December 31, (millions of Ps.)
	2021	2020	2019
Revenues	1,271,330	669,186	678,595
Costs	(1,028,180)	(626,212)	(575,608)

Gross profit	243,150	42,974	102,987
Selling expenses	(101,969)	(71,835)	(49,898)
Administrative expenses	(45,896)	(34,490)	(24,701)
Exploration expenses	(2,604)	(5,846)	(6,841)
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	(11,258)	6,851	(41,429)
Other net operating results	(23,253)	3,949	(1,130)

Operating profit / (loss)	58,170	(58,397)	(21,012)
Income from equity interests in associates and joint ventures	26,977	13,270	7,968
Net financial results	(21,546)	(11,301)	6,034

Net profit / (loss) before income tax	63,601	(56,428)	(7,010)
Income tax	(64,409)	(14,589)	(26,369)

Net loss for the year	(808)	(71,017)	(33,379)
Other comprehensive income for the year	165,412	206,500	221,367

Total comprehensive income for the year	164,604	135,483	187,988

The following is a brief description of the principal line items of our comprehensive income statement:
Revenues
Revenues include primarily our sales of crude oil, natural gas and refined fuels and chemical products net of the payment of fuel transfer tax and turnover tax. Customs duties on exports are accounted as selling expenses. Royalty payments required to be made to a third-party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar taxes, are accounted for as a cost of production and are not deducted from revenues. See “Item 4. Information on the Company—Upstream—Oil and gas production, production costs and sales prices” and Note 26 to the Audited Consolidated Financial Statements.
Costs
The following table presents a breakdown of our costs:

	For the year ended December 31, (millions of Ps.)
	2021	2020
Inventories at beginning of year	100,137	80,479
Purchases	391,984	170,616
Production costs	663,756	442,264
Translation effect	24,915	32,427
Adjustment for inflation (1)	1,315	563
Inventories at end of year	(153,927)	(100,137)

Total	1,028,180	626,212

(1)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the peso as functional currency, which was charged to other comprehensive income.
Costs represented 80.9% and 93.6% of total revenues for the years ended December 31, 2021 and 2020, respectively, and costs in 2021 increased by 64.2% compared to 2020 due to the factors explained in “—Operating profit / (loss)”.

The table below presents a breakdown of our production costs:

	For the year ended December 31, (millions of Ps.)
	2021	2020
Salaries and social security taxes	53,176	43,315
Fees and compensation for services	4,476	2,469
Other personnel expenses	13,650	8,789
Taxes, charges and contributions	11,802	7,287
Royalties, easements and fees	79,381	42,709
Insurance	7,075	5,314
Rental of real estate and equipment	12,372	7,332
Depreciation of property, plant and equipment	253,837	161,453
Amortization of intangible assets	3,640	2,821
Depreciation of right-of-use assets	18,075	16,868
Industrial inputs, consumable materials and supplies	36,376	22,838
Operation services and other service contracts	36,662	34,492
Preservation, repair and maintenance	89,200	50,850
Transportation, products and charges	34,673	20,966
Fuel, gas, energy and miscellaneous	9,361	14,761

Total	663,756	442,264
Other net operating results
Other net operating results principally includes provisions for pending lawsuits and other claims, provisions for environmental remediation, results from sales of participation in areas and insurance recoveries.
Net financial results
Net financial results consist of the interest income and costs, foreign exchange differences and financial accreation. In addition, other financial results mainly include variations from financial assets at fair value with changes in results and the net monetary position.
Income tax
The effective income tax rates for the years ended December 31, 2021 and 2020 differ from the statutory tax rate of 35% and 30%, respectively. See Notes 17 and 35.e.1) to the Audited Consolidated Financial Statements.
Operating profit / (loss)
The section below provides a comparative discussion of our operating profit/(loss) for the years ended December 31, 2021 and 2020. See “Item 5. Operating and financial review and prospects” in our annual report on Form
20-F
for the fiscal year ended December 31, 2020 for a comparative discussion of our operating results for the years ended December 31, 2020 and 2019.
The following table sets forth certain financial information as a percentage of revenues:

	For the year ended December 31, (%)
	2021	2020
Revenues	100.0%	100.0%
Costs	(80.9)%	(93.6)%

Gross profit	19.1%	6.4%
Selling expenses	(8.0)%	(10.7)%
Administrative expenses	(3.6)%	(5.2)%
Exploration expenses	(0.2)%	(0.9)%
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	(0.9)%	1.0%
Other net operating results	(1.8)%	0.6%

Operating profit / (loss)	4.6%	(8.8)%

The tables below present volumes and prices with respect to sales of our principal products in the domestic and export markets:
Domestic Market

	For the year ended December 31,
	2021				2020
	Sales volume		Average price (1)		Sales volume		Average price (1)
Product
Natural gas	11,353	mmcm	12,609	Ps./mcm	10,927	mmcm	6,694	Ps./mcm
Diesel	8,007	mcm	54,143	Ps./cm	7,044	mcm	33,884	Ps./cm
Gasoline	4,987	mcm	52,012	Ps./cm	3,698	mcm	33,913	Ps./cm
Fuel oil	208	mtn	44,554	Ps./tn	266	mtn	25,647	Ps./tn
Petrochemicals	489	mtn	63,791	Ps./tn	390	mtn	33,985	Ps./tn

(1)	Net of applicable domestic fuel transfer tax payable by consumers.
Export Markets

	For the year ended December 31,
	2021				2020
	Sales volume		Average price (1)		Sales volume		Average price (1)
Product
Natural gas	300	mmcm	13,188	Ps./mcm	322	mmcm	6,381	Ps./mcm
Diesel	49	mcm	62,601	Ps./cm	86	mcm	41,528	Ps./cm
Gasoline	210	mcm	54,991	Ps./cm	304	mcm	19,216	Ps./cm
Fuel oil	208	mtn	51,674	Ps./tn	267	mtn	25,619	Ps./tn
Petrochemicals	213	mtn	66,954	Ps./tn	193	mtn	35,932	Ps./tn

(1)	Net of applicable domestic fuel transfer tax payable by consumers.
The exported volumes of many of our hydrocarbon products are mainly driven by level of production and domestic demand and export authorizations.
Export revenues represented 11.7%, 12.2% and 13.0% of total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Export duties accounted for “Taxes, charges and contributions” as indicated in Note 26 to the Audited Consolidated Financial Statements.
The Argentine government currently requires companies intending to export crude oil and diesel to obtain prior authorization from the SE by demonstrating that local demand for those products has been satisfied. The same criterion is applied to exports of LPG through Law No. 26,020.
Revenues
Revenues in 2021 totaled Ps. 1,271,330 million, representing a 90.0% increase compared to Ps. 669,186 million in 2020. Such increase showed a sustained recovery in fuels demand, reaching by the end of the third quarter of 2021 similar sale levels to those prior to the
COVID-19
pandemic outbreak (see “Macroeconomic
conditions—COVID-19
pandemic outbreak”) and exceeding those sale levels during the fourth quarter of 2021. In particular:

•
Diesel revenues in the Argentine domestic market increased by Ps. 194,827 million, or 81.6%, primarily as a result of an increase in the average price measured in pesos, for diesel mix of 59.8% (the increase in the average price in U.S. dollar was of 17.5%), and an increase in diesel sales volumes of 13.7%, which is consistent with the increase in diesel sales in the Argentine domestic market of 15.4%. This increase in our sales volumes is mainly derived from a 33.8% increase in sales volumes of Infinia diesel (premium diesel). Sales in 2020 were strongly impacted by the measures adopted in response to the
COVID-19
pandemic outbreak.

•
Gasoline revenues in the Argentine domestic market increased by Ps. 133,965 million, or 106.8%, primarily as a result of an increase in the average price measured in pesos, for gasoline mix of 53.4% (the increase in the average price in U.S. dollar was of 12.6%), and an increase in the gasolines aggregate sales volumes of 34.9%, which is consistent with the 30.3% increase of gasoline sales volumes in the Argentine domestic market. The increase in our sales volumes is mainly derived from a 45.5% increase in Infinia gasoline (premium gasoline) sales volumes. Sales in 2020 were strongly impacted by the measures adopted in response to the
COVID-19
pandemic outbreak.

•
Natural gas revenues in the Argentine domestic market increased by Ps. 69,999 million, or 95.7%, mainly as a result of an increase in the average price measured in pesos of 88.4% (the increase in the average price in U.S. dollar was of 38.6%), while sales volumes increased by 3.9%. This increase is mainly related to the implementation of the Plan GasAr. For further information see Note 35.d.1) to the Audited Consolidated Financial Statements.

•
Natural gas revenues from sales to the retail segment (residential and small general service category) and sales to the Company’s large clients (gas power plants and industries) increased by Ps. 6,363 million, or 17.8%, mainly explained by an increase in average prices of 36.1%, which was partially offset by a decrease in sales volumes of 18.0%, mainly of our controlled subsidiary Metrogas, through its distribution network.

•
Among other revenues in the Argentine domestic market, fertilizers, LPG, lubricants, petrochemicals and aerokerosene sales increased by Ps. 23,745 million (134.4%), Ps. 23,648 million (221.4%), Ps. 19,560 million (141.2%), Ps. 17,959 million (135.4%) and Ps. 11,138 million (160.2%), respectively, due to higher sales volumes and higher prices in pesos for these products. Sales in 2020 were strongly impacted by the measures adopted in response to the
COVID-19
pandemic outbreak.

•
Export revenues increased by Ps. 66,861 million, or 80.0%, primarily due to an increase in the revenues from the export of soybean meal and oil by Ps. 30,783 million or 107.0%, mainly due to an 89.0% increase in average prices measured in pesos and an 9.5% increase in sales volumes. LPG, petrochemicals, aero kerosene and residual coal sales increased by Ps. 7,761 million (293.0%), Ps. 7,355 million (106.2%), Ps. 5,879 million (69.4%) and Ps. 5,322 million (340.1%), respectively. On the other hand, crude oil exports decreased by Ps. 5,881 million, or 63.4%, due to lower sales volumes of 87.7%.

Costs
Costs in 2021 totaled Ps. 1,028,180 million, representing 64.2% increase compared to Ps. 626,212 million in 2020, including increases in production costs of 50.1% and increases in purchases of 129.7%. In particular:
Production costs

•
Property, plant and equipment depreciation costs increased by Ps. 92,384 million, or 57.2%, as a result of the appreciation of property, plant and equipment as a consequence of the depreciation of the peso since these assets are valued in U.S. dollar, which is the functional currency of the Company, and the effect of the recovery of impairment booked by the end of 2020.

•
Lifting costs increased by Ps. 64,460 million, or 55.4%, primarily as a result of an increase of the unit indicator in pesos of 55.0%, due to an increase in costs in pesos (the increase in the unit indicator in U.S. dollar was of 13.4%) and the recovery of the activity after the impact of the measures adopted in 2020 in response to the
COVID-19
pandemic outbreak.

•
Royalty and other charges related increased by Ps. 34,679 million, or 85.7%. Crude oil royalties increased by Ps. 24,537 million, or 79.5%, and natural gas royalties increased by Ps. 10,142 million, or 105.6%, due to a higher value at the wellhead of these products when measured in pesos, and higher production.

•
Refining costs increased by Ps. 13,596 million, or 54.8%, considering an increase in the unit indicator measured in pesos of 34.6%, mainly driven by higher charges for electricity and other supplies, higher charges for repair, conservation and ordinary maintenance, and higher charges for materials and spare parts.

Purchases

•
Diesel imports increased by Ps. 39,722 million, or 384.1%, and premium gasoline imports increased by Ps. 10,718 million, or 712.0%, in both such cases due to higher imported volumes and prices. Higher imported volumes in 2021 were a result of the gradual recovery of domestic demand since the lifting of measures adopted in response to the
COVID-19
pandemic outbreak (see “—Macroeconomic
conditions—COVID-19
pandemic outbreak”).

•	Jet fuel imports increased by Ps. 3,991 million, or 120.5%, due to higher imported volumes of 26.5% and higher prices of 74.3%.

•
Purchases of crude oil from third parties increased by Ps. 61,944 million, or 174.8%, due to an increase of 74.0% in the average purchase price, measured in pesos, to third parties and an increase in purchase volumes of 57.9%. Higher purchase volumes during 2021 were due to the gradual recovery of demand since the lifting of the measures adopted in response to the
COVID-19
pandemic outbreak (see “—Macroeconomic
conditions—COVID-19
pandemic outbreak”).

•
Natural gas purchases from other producers for resale to the retail distribution segment (residential and small businesses and industries) and from sales to the Company’s large clients (gas power plants and industries) increased by Ps. 2,669 million, or 14.0%, mainly due to an increase in prices of 28.3%, which was partially offset by a decrease in volumes acquired from third parties of 12.5%.

•
Purchases of biofuels (FAME and bioethanol) increased by Ps. 27,167 million, or 118.9%, mainly due to an increase of 142.6% in the price of FAME and 72.2% in the price of bioethanol. Additionally, there was an increase in the volumes purchased of bioethanol of 36.1%, which was partially offset by a decrease in the volumes purchased of FAME of 18.7%.

•
Receipt of grain increased by Ps. 15,766 million, or 65.2%, through the modality of barter in the agro sales segment, which are accounted for as purchases. This increase reflects a 77.9% increase in average prices measured in pesos, which was partially offset by a 7.1% decrease in the volumes received.

•	Fertilizers purchases increased by Ps. 29,903 million, or 195.5%, and lubricants purchases increased by Ps. 2,749 million, or 87.8%, mainly due to higher prices measured in pesos.

•
During 2021, a positive existence variation of Ps. 27,560 million was registered driven by an increase in the cost of the Company’s inventories and on a lower scale due to higher levels of inventories. In 2020, a negative existence variation of Ps. 13,332 million was registered, mainly driven by a consumption of inventories and a reduction in the cost of the Company’s inventories.

Selling expenses
Selling expenses in 2021, were Ps. 101,969 million, representing an increase of 41.9% compared to Ps. 71,835 million recorded during 2020, mainly due to higher taxes, charges and contribution expenses (mainly driven by the increase in exports taxes), higher charges for transportation of products (mainly associated with an increase in transport fares in the domestic market and higher transported volumes), and higher charges of electricity and other supplies, partially compensated by lower provision for doubtful trade receivables. During 2020, we recorded a Ps. 8,861 million credit impairment charge, associated with the accumulated daily differences with distributors, in accordance with Decree No. 1,053/2018. See Note 35.c.1) to the Audited Consolidated Financial Statements.

Administrative expenses
Administrative expenses during 2021, were Ps. 45,896 million, representing a 33.1% increase compared to Ps. 34,490 million during 2020. This increase was mainly due to higher IT licenses charges (many of which are denominated in U.S. dollars), higher publicity expenses, and higher charges in the depreciation of property, plant and equipment.
Total administrative and selling expenses, as a percentage of total expenses, decreased by 1 percentage points from 2020 to 2021 (19.2% to 18.2%), mainly due to an increase in the production costs that was higher than the increase in administrative and selling expenses due to the recovery in activity experienced in 2021 compared to 2020. See Note 26 to the Audited Consolidated Financial Statements.
Exploration expenses
Exploration expenses in 2021 totaled Ps. 2,604 million, representing a decrease of 55.5% compared to Ps. 5,846 million in exploration expenses during 2020. This decrease was mainly due to a decrease in negative results from unproductive exploratory drilling of Ps. 2,655 million. In addition, during 2021, exploratory investment was Ps. 2,092 million, compared to Ps. 152 million in 2020.
(Impairment) / Recovery of property, plant and equipment and intangible assets, net
During 2021 the Company recognized a charge for impairment of property, plant and equipment for the UGE Gas—Cuenca Austral of Ps. 9,776 million (Ps. 6,354 million net of the income tax effect), attributable to lower expected production due to the performance of fields and the increase in production costs.
During 2020 the Company recognized a net recovery of the charge for impairment of property, plant and equipment and intangible assets of Ps. 6,851 million. This was due to: (i) during the second quarter of 2020, the Company recognized a charge of impairment mainly for the UGE Gas—Cuenca Neuquina of Ps. 49,170 million (Ps. 36,877 million net of the income tax effect) and for the UGE Gas—Cuenca Austral for Ps. 8,126 million (Ps. 6,095 million net of the income tax effect), mainly because of the reduction in the prices of gas due to the situation that the market was facing both globally and locally, and (ii) a reversal in the charge for impairment of assets recognized during the fourth quarter of 2020, mainly since the launch of the Plan GasAr, which changed expectations regarding the development of gas projects in the Neuquina basin. During such quarter of 2020, the Company recognized a reversal in the charge for impairment of property, plant, equipment and intangible assets of Ps. 58,463 million from UGE Gas - Cuenca Neuquina (Ps. 43,848 million net of the income tax effect) and Ps. 7,706 million from UGE Gas - Cuenca Austral (Ps. 5,780 million net of the income tax effect). This reversal was mainly driven by an increase in the expected production of natural gas and on a lower scale, the reduction in production costs. For additional information, see Note 2.c) to the Audited Consolidated Financial Statements.
Other net operating results
Other net operating results, during 2021, represented a loss of Ps. 23,253 million, compared to a gain of Ps. 3,949 million during 2020. This was mainly due to higher charges in the Company’s provision for lawsuits and contingencies. For additional information, see Note 16.a) to the Audited Consolidated Financial Statements.
Operating profit / (loss)
Operating profit during 2021 was Ps. 58,170 million, compared to an operating loss of Ps. 58,397 million in 2020, mainly due to the factors discussed above.
Net financial results
Net financial results, during 2021, represented a loss of Ps. 21,546 million compared to a loss of Ps. 11,301 million during 2020. During 2021, a lower gain on exchange differences of Ps. 13,090 million was recorded on our net monetary liability position, mainly due to a lower depreciation of the peso during 2021, compared to 2020. Furthermore, negative interests of Ps. 6,049 million were recorded, mainly due to a larger stock of average debt denominated in pesos compared to 2020. On the other hand, higher positive interests of Ps. 9,517 million were recorded, and a positive result of Ps. 1,855 million was recorded in the first quarter of 2021 due to the debt exchange. Additionally, we recorded a lower gain by Ps. 7,007 million from the valuation of financial assets at their fair value. Finally, we recorded a Ps. 4,834 million increase in losses due to financial accruals.
Income tax
Income tax during 2021, represented a loss of Ps. 64,409 million, compared to a loss of Ps. 14,589 million in 2020. See Note 17 to the Audited Consolidated Financial Statements.
Net loss
Net loss during 2021, represented a loss of Ps. 808 million, compared to a loss of Ps. 71,017 million recorded in 2020.
Other comprehensive income
Other comprehensive income during 2021, totaled Ps. 165,412 million, compared to the Ps. 206,500 million income recorded in 2020, mainly attributable to the appreciation of property, plant and equipment, mainly due to the appreciation of assets considering their valuation in U.S. dollars according to the functional currency of the Company.
Total comprehensive income
As a result of the foregoing, during 2021, total comprehensive income represented a gain of Ps. 164,604 million, compared to a gain of Ps. 135,483 million in 2020.

Operating profit / (loss) by business segments
See “Item 4. Information on the Company—Business organization” for the years ended December 31, 2021 and 2020. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form
20-F
for the fiscal year ended December 31, 2020 for a comparative discussion of our operating results by business segment for the years ended December 31, 2020 and 2019.
Upstream
At the operational level, in 2021, the daily production of hydrocarbons increased by 0.6% compared to 2020, reaching 470 mboe/d, achieving the first year of interannual stability after five consecutive years of decline, showing a progressive evolution of production throughout the year. Along with a gradual recovery of hydrocarbons demand since the end of the third quarter of 2020, strengthened by a renewed investment plan since the beginning of 2021, our total hydrocarbon production recorded significant increases throughout the year, exceeding in the fourth quarter by more than 14% the production of the same period of the previous year.
Daily crude oil production increased by 2.0%, totaling 211 thousand bbl/d, mainly leveraged by an increase in unconventional production. Production in 2020 was affected since the second quarter by the measures adopted in response to the
COVID-19
pandemic, which strongly affected demand, and therefore, in local and international prices for crude oil, which derived in a strong contraction in the levels of investment.
Daily natural gas production increased by 0.3% compared to 2020, reaching 35.7 mmm3/d. During the first quarter of 2021, natural gas production decreased mainly due to the natural decline of the fields, which started to reverse at the beginning the second quarter driven by significant investments in the framework of the Plan GasAr, which made production remain stable during the second semester. Daily NGL production decreased by 5.7% in 2021 compared to 2020, mainly due to maintenance plant stoppages in the processing plant of Mega during the first and the fourth quarters of 2021.
During 2021, the Upstream segment recorded an operating profit of Ps. 1,688 million, compared to an operating loss of Ps. 25,878 million in 2020.
Net income for the Upstream segment during 2021, totaled Ps. 549,062 million, representing an 88.1% increase compared to Ps. 291,840 million in 2020. In particular:

•
Crude oil sales increased Ps. 181,099 million, or 84.9%, due to an increase in the intersegment price of crude oil of 84.6% measured in pesos (an increase of 35.5% in U.S. dollars). Additionally, crude oil volume transferred to the Downstream segment increased by 0.1% (approximately 15 mmcm). Crude oil daily production during 2021 increased by 2.0% compared to 2020, reaching 211 thousand bbl/d.

•
Natural gas sales increased by Ps. 75,387 million, or 94.3%, as a consequence of an 89.2% increase in the average price in pesos (the increase in the average price in US dollars was of 37.6%). Likewise, natural gas volume transferred to the Gas & Power segment increased by 2.8%. Natural gas daily production during 2021 increased by 0.3% compared to 2020, reaching 35.7 mmcm/d. During the first quarter of 2021, natural gas sales decreased mainly due to the natural decline of the fields, which started to reverse at the beginning the second quarter driven by the Plan GasAr, which made production remain stable during the second semester.

Total costs during 2021 totaled Ps. 508,275 million (excluding exploration costs), representing a 53.8% increase compared to the Ps. 330,559 million operating costs recoded in 2020. In particular:

•
Property, plant and equipment depreciation costs increased by Ps. 85,363 million, or 66.6%, as a result of the appreciation of property, plant and equipment as a consequence of the depreciation of the peso since these assets are valued in U.S. dollar, which is the functional currency of the Company, and the effect of the recovery of the charge of impairment booked by the end of 2020.

•
Lifting costs increased by Ps. 64,460 million, or 55.4%, primarily as a result of an increase of the unit indicator in pesos of 55.0%, due to an increase in costs in pesos (the increase in the unit indicator in U.S. dollar was of 13.4%) and the recovery of activity after the impact of the measures adopted in 2020 in response to the
COVID-19
pandemic.

•
Royalty and other charges related to production increased by Ps. 34,679 million, or 85.7%. Crude oil royalties increased by Ps. 24,537 million, or 79.5% and natural gas royalties increased by Ps. 10,142 million, or 105.6%, in both cases due to a higher value at the wellhead of these products when measured in pesos, and higher production.

•	Transportation costs (truck, pipelines and pipelines in fields) increased by Ps. 4,014 million, which represents an increase of 37.9%, mainly due to an increase in tariffs in pesos.
Upstream exploration expenses during 2021 were Ps. 2,574 million, representing a 55.8% decrease compared to Ps. 5,829 million in exploration expenses during 2020, mainly due to lower negative results from unproductive exploratory drilling expenses of Ps. 931 million, compared to Ps. 3,586 million recorded in 2020. In addition, during 2021, exploratory investment was Ps. 2,092 million, compared to Ps. 152 million in 2020.
During 2021, the Company recognized a charge for impairment of property, plant and equipment for the UGE Gas – Cuenca Austral of Ps. 9,776 million (Ps. 6,354 million net of the income tax effect), attributable to lower expected production due to the performance of fields and the increase in production costs. For additional information, see “Provision of impairment of property, plant and equipment and intangible assets” in Note 2.c to the Audited Consolidated Financial Statements.

During 2020, the Company recognized a net recovery of the charge for impairment of property, plant and equipment and intangible assets of Ps. 6,851 million. This was due to: (i) during the second quarter of 2020, the Company recognized a charge of impairment for the UGE Gas—Cuenca Neuquina of Ps. 49,170 million (Ps. 36,877 million net of the income tax effect) and for the UGE Gas – Cuenca Austral for Ps. 8,126 million (Ps. 6,095 million net of the income tax effect), mainly because of the reduction in the prices of gas due to the situation that the market was facing both globally and locally, and (ii) a reversal in the charge for impairment of assets recognized during the fourth quarter of 2020, mainly since the launch of the Plan GasAr, which changed expectations regarding the development of gas projects in the Neuquina basin. During such quarter of 2020, the Company recognized a reversal in the charge for impairment of property, plant, equipment and intangible assets of Ps. 58,463 million from UGE Gas – Cuenca Neuquina (Ps. 43,848 million net of the income tax effect) and Ps. 7,706 million from UGE Gas – Cuenca Austral (Ps. 5,780 million net of the income tax effect). This reversal was mainly driven by an increase in the expected production of natural gas and on a lower scale, the reduction in production costs. For additional information, see “Provision of impairment of property, plant and equipment and intangible assets” in Note 2.c to the Audited Consolidated Financial Statements.
Upstream other net operating results decreased by Ps. 36,663 million in 2021, compared to 2020, mainly due to: (i) higher charges in the Company’s provision for lawsuits and contingencies (for additional information, see Note 16.a to the Audited Consolidated Financial Statements), and (ii) the results recognized in 2020: (a) in the Bandurria area, YPF was notified of the acquisition by Shell and Equinor Argentina AS (Sucursal Argentina) of the entire package of shares from SPM Argentina S.A., which implied recording a Ps. 6,356 million gain given that the assignment required the payment of the pending price; (b) we recorded a gain of Ps. 4,420 million upon the sale of the 11% participation of YPF in the area of Bandurria Sur to Bandurria Sur Investments S.A. (See Note 34.b to the Audited Consolidated Financial Statements), and (c) we recorded a gain of Ps. 2,719 million upon collection of insurance proceeds for the claims of lack of control of wells that occurred in the areas of Bandurria Sur and Loma La Lata in previous years.
Downstream
During 2021, the Downstream business segment recorded an operating profit of Ps. 86,496 million, compared to an operating profit of Ps. 4,839 million recorded in 2020, representing an increase of 1,687.5%.
During 2021, the processing levels of our refineries averaged 270 thousand barrels per day, while in 2020 they averaged 234 thousand barrels per day. Processing in 2021 was affected by: (i) La Plata Industrial Complex: scheduled stoppages in the diesel hydro treatment plant, in catalytic and coke units and; (ii) Plaza Huincul Industrial Complex: scheduled stoppages of the Topping and Platforming. In 2020, processing was mainly affected by the mandatory lockdown and quarantine measures in response to
COVID-19
since the second half of March 2020 which resulted in a lower demand of refined products and, as a consequence, lower processing needs. In 2021, there was a higher production of diesel of 9.7% and a higher production of gasoline of 30.9%. Additionally, the production of other refined products such as LPG, petroleum coal and petrochemical naphtha increased, which was partially offset by a lower production of fuel oil, all in comparison with the production during 2020.
Revenues from the Downstream business segment during 2021 totaled Ps. 1,052,210 million, representing a 94.8% increase compared to the Ps. 540,063 million revenues in 2020. It showed a sustained recovery in fuels demand, reaching by the end of the third quarter of 2021 sales levels similar to those prior to the pre-pandemic
and exceeding them during the fourth quarter of 2021. Among the main factors that affected these revenues during this period are:

•
Diesel revenues in the Argentine domestic market increased by Ps. 194,827 million, or 81.6%, primarily as a result of an increase in the average price, measured in pesos, for diesel mix of 59.8% (the increase in the average price in U.S. dollar was of 17.5%), and an increase in diesel sales volumes of 13.7%, which is consistent with the increase in diesel sales in the Argentine domestic market of approximately 15.4%. This increase in our sales volumes is mainly derived from a 33.8% increase in sale volumes of Infinia diesel (premium diesel). Sales in 2020 were strongly impacted by the measures adopted in response to
COVID-19
(see “Macroeconomic
conditions—COVID-19
pandemic outbreak”).

•
Gasoline revenues in the Argentine domestic market increased by Ps. 133,965 million, or 106.8%, primarily as a result of an increase in the average price, measured in pesos, for gasoline mix of 53.4% (the increase in the average price in U.S. dollar was of 12.6%), and an increase in the aggregate sales volumes of gasolines of 34.9%, which is consistent with the 30.3% approximate increase of sales volumes in the Argentine domestic market for gasoline. The increase in our sales volumes is mainly derived from a 45.5% increase in Infinia gasoline (premium) sales volumes. Sales in 2020 were strongly impacted by the measures adopted in response to
COVID-19
(see “Macroeconomic
conditions—COVID-19
pandemic outbreak”).

•
Among other revenues in the Argentine domestic market, fertilizers, LPG, lubricants, petrochemicals and aerokerosene sales increased by Ps. 23,745 million (134.4%), Ps. 23,648 million (221.4%), Ps. 19,560 million (141.2%), Ps. 17,959 million (135.4%) and Ps. 11,138 million (160.2%), respectively, in all such cases due to higher sales volumes and higher prices in pesos for these products. Sales in 2020 were strongly impacted by the measures adopted in response to
COVID-19
(see “Macroeconomic
conditions—COVID-19
pandemic outbreak”).

•
Revenues obtained by the Downstream segment in foreign markets increased by Ps. 66,276 million, or 83.3%, primarily due to an increase in the revenues from the export of soybean meal and oil by Ps. 30,783 million, or 107.0%, mainly due to a 89.0% increase in average prices measured in pesos and a 9.5% increase in sales volumes. LPG, petrochemicals, aerokerosene and residual coal increased by Ps. 7,761 million (293.0%), Ps. 7,355 million (106.2%), Ps. 5,879 million (69.4%) and Ps. 5,322 million (340.1%), respectively. On the other hand, exports of crude oil decreased by Ps. 5,881 million, or 63.4%, due to lower sales volumes of 87.7%.

Total costs during 2021, reached Ps. 870,234 million, an 82.6% increase compared to the Ps. 476,683 million in 2020. Among the main factors that affected operating costs during this period are:

•
An increase in purchases of crude oil of Ps. 243,043 million, or 97.7%. There was a 82.8% increase in average purchase prices when measured in pesos (the increase in the average price in US dollars was of 34.2%). In turn, volumes purchased from third parties increased by 57.9% (approximately 1,138 thousand mcm/d), while the volume of crude transferred from the Upstream segment increased by 0.1% (approximately 15 thousand mcm/d). Higher purchased volumes in 2021 were a result of the gradual recovery of domestic demand since the lifting of measures adopted in response to the
COVID-19
pandemic (see—Macroeconomic
conditions—COVID-19
pandemic outbreak).

•
Diesel imports increased by Ps. 39,722 million, or 384.1%, and premium gasoline imports increased by Ps. 10,718 million, or 712.0%, in both cases due to higher imported volumes and prices. Higher imported volumes in 2021 were a result of the gradual recovery of domestic demand since the lifting of measures adopted in response to the
COVID-19
pandemic (see—Macroeconomic
conditions—COVID-19
pandemic outbreak).

•	Jet fuel imports increased by Ps. 3,991 million, or 120.5%, due to higher imported volumes of 26.5% and higher prices of 74.3%.

•
Purchases of biofuels (FAME and bioethanol) increased by Ps. 27,167 million, or 118.9%, mainly due to an increase of 142.6% in the price of FAME and 72.2% in the price of bioethanol. Additionally, there was an increase in the volumes purchased of bioethanol of 36.1%, which was partially offset by a decrease in the volumes purchased of FAME of 18.7%.

•
Receipt of grain increased by Ps. 15,766 million, or 65.2%, through the modality of barter in the agro sales segment, which are accounted for as purchases. This increase reflects a 77.9% increase in average prices measured in pesos, which was partially offset by a 7.1% decrease in the volumes received.

•	Fertilizers purchases increased by Ps. 29,903 million, or 195.5%, and lubricants purchases increased by Ps. 2,749 million, or 87.8%, mainly due to higher prices measured in pesos.

•
In 2021, a positive existence variation of Ps. 47,427 million was recorded, due to higher levels of inventories and an increase in the cost of the segment’s inventories (which are valued at transfer price). In 2020, a negative existence variation of Ps. 16,622 million, mainly due to a consumption of inventories.

•
Refining costs increased by Ps. 13,596 million, or 54.8%, considering an increase in the unit indicator measured in pesos of 34.6%, mainly driven by higher charges for electricity and other supplies, higher charges for repair, conservation and ordinary maintenance, and higher charges for materials and spare parts.

•	Transport costs (naval, trucks and pipelines) increased by Ps. 5,335 million, which represents an increase of 49.3%, mainly due to an increase in rates measured in pesos.
Selling expenses during 2021, increased by Ps. 37,341 million, or 65.0%, compared to 2020, primarily as a result of higher taxes, charges and contribution expenses, mainly driven by an increase in export taxes, higher products transport charges (mainly associated with the increase in fuels transport domestic fares, and higher charges for depreciation of property, plant and equipment, higher salaries and social security taxes expenses, and higher contracts for works and services, among others).
Gas and Power
The Gas and Power business segment during 2021, recorded an operating profit of Ps. 1,333 million, compared to a Ps. 18,994 million operating loss recorded during 2020.
During 2021, net income totaled Ps. 214,987 million, representing a 65.0% increase compared to the Ps. 130,314 million net income recorded in 2020. In particular:

•
Sales of natural gas in the domestic and foreign markets increased by Ps. 76,643 million, or 95.6%, mainly due to a 3.9% increase in volume sold and a 88.3% increase in the average price when measured in pesos (the average natural gas price in U.S. dollars reached 3.5 US$/mmBtu, a 38.1% increase when compared to the 2.6 US$/mmBtu recorded in 2020). This increase in the domestic price is mainly associated to the implementation of the Plan GasAr. For further information see Note 35.d.1 “Main regulations and other” to the Audited Consolidated Financial Statements.

•
Natural gas revenues from sales to the retail segment (residential and small general service category) and sales to the Company’s large clients (gas power plants and industries) increased by Ps. 6,363 million, or 17.8%, mainly explained by an increase in the average price of 36.1%, which was partially offset by a decrease in sales volumes of 18.0%, mainly of our controlled subsidiary Metrogas, through its distribution network.

During 2021, total costs were Ps. 213,049 million, a 51.1% increase compared to the Ps. 141,005 million recorded during 2020. In particular:

•
In 2020, we recorded a credit impairment charge of Ps. 8,861 million, associated with the accumulated daily differences with distributors, in accordance with Decree No. 1,053/2018. See Note 35.c.1 to the Audited Consolidated Financial Statements.

•
Natural gas purchases increased by Ps. 75,523 million, or 93.2%. A 90.0% increase was observed in natural gas prices when measured in pesos and a decrease in volumes sold of 1.7%. Volume of natural gas transferred from the Upstream segment increased by 2.8%; while volumes purchased from third parties decreased by 60.8%.

•
Natural gas purchases from other producers for resale to the retail distribution segment (residential and small businesses and industries) and from sales to the Company’s large clients (gas power plants and industries) increased by Ps. 2,669 million, or 14.0%, mainly due to a 28.3% increase in prices, which was partially offset by a 12.5% decrease in volumes acquired from third parties.

In the fourth quarter of 2020, an agreement was signed between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V, which established the termination of the charter and the liquefaction services agreements for the liquefaction barge TANGO FLNG, and the termination of the arbitral claims against YPF. As a consequence of such agreement, the Company recognized during the fourth quarter of 2020 a loss of Ps. 8,285 million. For additional information, see Note 34.d to the Audited Consolidated Financial Statements.

Central Administration and Others
During 2021, the operating loss of Central Administration and Others totaled Ps. 18,625 million, a 16.5% decrease in the loss, compared to the operating loss of Ps. 22,305 million during 2020. In 2021, there was a better operating result due to higher revenues of our subsidiary
A-Evangelista
S.A., compared to 2020, which compensated our higher administrative costs due to the widespread increase in prices.
Consolidation adjustments
Consolidation adjustments during 2021, which correspond to the elimination of the results between the different business segments that have not transcended to third parties, had a negative amount of Ps. 12,722 million, compared to a positive amount of Ps. 3,941 million in 2020. In the current fiscal year, the gap between the transfer prices between segments and the production cost of the Company’s inventories increased, while in 2020 they had decreased. In 2020 and 2021, the movement of transfer prices reflects the changes in market prices, especially of crude oil.
Liquidity and capital resources
Liquidity
The Company closely monitors liquidity levels in order to attend cash needs from business operations and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of (i) cash and cash equivalents (cash in hand, deposits held at call with banks, money market mutual funds and other short-term highly liquid investments with maturities of 3 months or less), and (ii) investment in financial assets (Argentine Treasury Bills and Bonds and Corporate Bonds).
In order to fulfill our financial needs, the access to bank credit facilities together with local and international debt capital markets, provide a material source of funding in the short-term and long-term. The Company issued several series of notes in the local and international markets at different currencies, interest rates and tenors under a Global Medium-Term Notes Program and the Frequent Issuer Regime. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires or “BASE”) and / or the Electronic Open Market (Mercado Abierto Electrónico) in Argentina, while international notes issues are also authorized for trading on the Luxembourg Stock Exchange. For additional information about the outstanding notes of YPF S.A. and of our controlled companies as of December 31, 2021, see Notes 4 and 21 to the Audited Consolidated Financial Statements.
Based on the level of our outstanding financial debt and our dependence on capital to maintain a significant investment program, we have a recurrent need for debt funding to refinance maturing debt and finance our capital investments. We are therefore affected by the local and global macroeconomic environments as well as local and global financial market conditions. This exposes us to certain risks, including, among others, liquidity risk, market risk (interest rate risk, exchange rate risk and price risk) and credit risk. For information related to Financial Risk Management see Note 4 to the Audited Consolidated Financial Statements. See additionally “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets”.
Given the restrictions imposed by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7,030 of BCRA (see Note 35.g to our Audited Consolidated Financial Statements and “Item 10. Additional information—Exchange regulations”), YPF was required to take all its liquidity onshore into Argentina and reduce its portion of cash and cash equivalents denominated in currencies other than pesos. As of December 31, 2021, liquidity of YPF was comprised 70.5% in pesos and 29.5% in foreign currency (mainly U.S. dollars), compared to 80.5% and 19.5%, respectively, as of December 31, 2020. In addition, in order to cover exchange rate variations, as of December 31, 2021, the Company invested in some U.S. dollar-linked instruments in the local market and hedged some of its cash portion in pesos with derivative financial instruments (local non-deliverable
forwards), following the accounting policy defined in Note 2.b.17 to the Audited Consolidated Financial Statements. See additionally “Item 3. Key information—Risk factors—Risks relating to our business—Our derivative risk management activities could result in financial losses”
Loans
Total loans outstanding as of December 31, 2021, 2020 and 2019 were Ps. 757,215 million, Ps. 678,306 million and Ps. 526,760 million, respectively, consisting of (i) current loans (including the current portion of non-current
loans) of Ps. 86,680 million and
non-current
loans of Ps. 670,535 million as of December 31, 2021, (ii) current loans of Ps. 150,731 million (including the current portion of non-current
loans) and
non-current
loans of Ps. 527,575 million as of December 31, 2020 and (iii) current loans of Ps. 107,109 million (including the current portion of non-current
loans) and
non-current
loans of Ps. 419,651 million as of December 31, 2019. As of December 31, 2021, 2020 and 2019, 95%, 94%, and 92% of our loans were denominated in U.S. dollars, respectively. Moreover, as of December 31, 2021, 94% of our total consolidated debt accrues interest at a fixed rate. In addition, we did not hold significant amounts of debt exposed to LIBOR interest rate and, therefore, the discontinuation of the LIBOR interest rate does not have a material impact on us.
Regarding our debt composition, as of December 31, 2021 our senior notes represented 93.1%, while the remaining 6.9% consisted of trade facilities and other bank loans.
In the past we have repurchased certain of our publicly traded bonds in open market transactions on an arms-length basis. The position of our repurchased bonds as of December 31, 2021 and 2020, was Ps. 360 million and Ps. 0 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly traded bonds if, in our own judgment, the market conditions are attractive.

Our Global Medium-Term Notes Program was approved at a shareholders’ meeting held on January 8, 2008 for an amount up to US$ 1.0 billion. The funds of the program can be used exclusively to make investments in fixed assets and working capital within Argentina. On September 13, 2012, April 30, 2013, February 5, 2015 and April 29, 2016, our shareholders approved successive increases to the amount of the program, equal to US$ 2.0 billion, US$ 2.0 billion, US$ 3.0 billion and US$ 2.0 billion, respectively, resulting in a maximum nominal amount in circulation at any time under the program of US$ 10.0 billion, or its equivalent in other currencies. In addition, our shareholders approved a five-year extension to the term of our Medium-Term Notes (“MTN”) Program, starting from October 25, 2017. Both decisions were approved by our Board of Directors, who delegated to certain authorized officials the determination of the opportunity, amount, and other conditions of any issue of securities made under this authorization, which will be duly informed by the Company at the time of its effective issuance through the relevant publications. On March 31, 2022, at its meeting, our Board of Directors resolved to approve the update of the program.
On December 28, 2018, we registered as “frequent issuer No. 4”, under the simplified Regime for frequent capital markets’ issuers (“Régimen simplificado para emisores frecuentes”) created by the CNV in June 2018. This regime seeks to speed up internal authorization processes within the CNV to promote the development of the local capital markets, while also generating more efficient control. The simplified regime allows frequent issuers such as YPF to significantly reduce the timeline of the offering process, which in turn provides flexibility to take advantage of favorable market conditions in local and international markets. On January 7, 2021 the Board of Directors authorized the issuance of Negotiable Obligations for up to a maximum outstanding amount of US$ 6,500,000,000 which was subsequently approved by the CNV Board through Resolution No. 20,939 dated January 27, 2021.
The following table sets forth our commitments with regard to the principal amount of our debt, plus accrued but unpaid interest as of that date:

	As of December 31, 2021 (millions of Ps.)
	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
Loans	757,215	86,680	87,931	84,013	145,637	30,626	322,328
Our Class XLVII Notes matured on March 23, 2021. Prior to their maturity, in July 2020, the Company refinanced approximately 58.7% of such bond.
In addition, in accordance with the provisions established by the Communication “A” 7,106 of the BCRA, we offered a voluntary debt exchange to holders of the Class XLVII Notes outstanding and to holders of other foreign law governed securities maturing between 2024 and 2047, for a total face value of approximately US$ 6.2 billion. On February 8, 2021, the Company announced that holders representing more than 30% of such securities (in particular, 59.9% of the residual Class XLVII Notes) had participated in the exchange providing a cash flow relief of US$ 577 million for 2021 and 2022.
For a description of our exposure to market risk, see “Item 11. Quantitative and qualitative disclosures about market risk” and Note 21 to the Audited Financial Statements.
Covenants in our indebtedness
A significant portion of our financial debt contains usual covenants for contracts of this nature, which include financial covenants mainly consisting in the limitation of incurrence on additional debt when exceeding the Company’s consolidated leverage ratio and debt service coverage ratio, subject to certain exceptions that may provide certain flexibility to the Company, limitations on payments of dividends, share repurchases and certain investments, and events of defaults triggered by unsatisfied material adverse judgments, among others. For additional information see Notes 16, 32 and 33 to the Audited Consolidated Financial Statements.
The Company quarterly monitors compliance with covenants and as of December 31, 2021, we were in compliance with all covenants in connection with our indebtedness. See “Item 3. Key information—Risk factors—Risks relating to our business—If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt” and “Item 3. Key information—Risk factors—Risks relating to our business—Uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.
For information regarding the financial situation of our subsidiary Metrogas, see Note 4 to the Audited Consolidated Financial Statements.
Granted guarantees
For information regarding to granted guarantees, see Note 34.e) to the Audited Consolidated Financial Statements.

Cash flow information
The following tables set forth our cash flow information:

	For the year ended December 31,
	(millions of Ps.)
	2021	2020
Net cash flows from operating activities	400,014	209,216
Net cash flows used in investing activities	(243,992)	(109,161)
Net cash flows used in financing activities	(150,659)	(121,112)
Translation differences on cash and cash equivalents	2,697	9,575

Net increase / (decrease) in cash and cash equivalents	8,060	(11,482)
Cash and cash equivalents at the beginning of the fiscal year	54,618	66,100
Cash and cash equivalents at the end of the fiscal year	62,678	54,618
Net cash flows from operating activities were Ps. 400,014 million in 2021 compared to Ps. 209,216 million in 2020. This increase of Ps. 190,798, or 91.2%, was primarily due to higher operating results (without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right of use assets, and unproductive exploration drilling), partially offset by an increase in working capital, mainly due to the increase in inventories, other receivables and investment in financial assets.
Net cash flows used in investing activities were Ps. 243,992 million in 2021, compared to Ps. 109,161 million in 2020. This increase of Ps. 134,831 million, or 123.5%, was primarily due to higher investments of property, plant and equipment and intangible assets of Ps. 120,185 million, and a decrease in proceeds from sales of assets and transfer of areas by Ps. 9,367 million. In relation to the decrease in proceeds from sales of assets and transfer of areas, in 2021 collections increased by Ps. 4,500 million mainly due to the sales of the Torre Blanca and Echeverria buildings, while in 2020 we collected Ps. 13,867, primarily due to the collection associated with the transfer of the SPM’s share package of the Bandurria area, the collection associated with the transfer of 11% of the Bandurria Sur area and the collection related to the transfer operation of the CAN_100 offshore area (see Note 34.b “Project investment and assignment agreements“ to the Audited Consolidated Financial Statements).
Net cash flows used in financing activities in 2021 were Ps. 150,659 million, which were primarily derived from net debt repayment of Ps. 63,596 million, the payment of interest of Ps. 58,454 million (lower than the Ps. 60,681 million in 2020) and the payment of leases of Ps. 28,526 million.
Cash flow of the next 12 months
We keep a strategy aligned with our vision of being the leading energy-integrated company in Argentina, mainly focused on the development, production and processing of oil and gas and the commercialization of hydrocarbon derivatives, with increasing efforts in terms of identification and implementation of projects aimed at reducing our carbon footprint and aligned with the energy transition. For the year 2022, we have the primary goal to grow our oil and gas production for which we have established a capital expenditure program totaling US$ 3.7 billion (about 40% increase when compared to 2021). However, given the uncertainties related to the evolution of the Argentine economic environment together with recent geopolitical tensions and their actual and potential impacts on the oil and gas industry and, more broadly, on the global economy, we might need to adjust our capital expenditure program downwards to prioritize financial discipline, should cash flow from operations turn out to be lower than budgeted. We consider that our working capital is reasonable for the Company’s present requirements.
Breaking down our capital expenditure program for 2022, we plan to invest around US$ 2.8 billion in Upstream operations, primarily focused on our unconventional operations (approximately US$ 1.6 billion), while also devoting a significant amount to our conventional fields (US$ 1.2 billion). In this context, we expect our total hydrocarbon production to increase by about 8% year over year, with crude oil and natural gas production estimated to increase by 6% and 5%, respectively, compared to 2021, led by an estimated 45% and 40% increase in shale oil and shale gas production, respectively. Regarding the breakdown between oil and gas, the capital expenditure plan assigned a larger portion to investments in oil, but nevertheless allocates enough resources to natural gas activities to comply with the commitments assumed in our participation in the Plan GasAr. See note 35.d.1 to the Audited Consolidated Financial Statements. In the case of Downstream, we budgeted US$ 0.7 billion as capital expenditure plan for 2022, focused on investments in adapting our refineries for the processing of larger proportion of lighter crudes, maintenance stoppages, sustainability initiatives and the execution of the multiyear project of “new specifications” of fuels, the latter involving taking an estimated capital expenditure of US$ 150 to 200 million in 2022. Our capital expenditure program for 2022 also include the allocation of resources to midstream operations, with a focus on initiatives to increase the processing and evacuation capacity of unconventional oil as well as investments in natural gas processing and gathering infrastructure, in both cases to debottleneck future growth out of the Vaca Muerta formation. Finally, our capital expenditure plan for 2022 also contemplates projects to improve measurement, integrity and safety of processes in our gas plants, carried out by the Gas and Energy segment and technology investments across our business and corporate units.
In summary, for the implementation of this investment plan, we estimate that additional net financing may be required, but in order to maintain a prudent financial approach, we have established a maximum reference net leverage ratio target of 2 times EBITDA. In that sense, given that our plan to grow our oil and gas production is highly dependent on our cash flow generated by our operations, which in turn depends on our ability to adjust prices for our main products, we expect to continue adjusting prices at the pump in a prudent and sustainable way to counteract the effects of the depreciation of the currency while also aiming to reduce, at least partially, the spread between local and international fuel prices. However, any factors that may affect the economic situation in Argentina (such as adverse results in the evolution of the agreement of the debt with the IMF, the outbreak of new strains of
COVID-19,
or global geopolitical tensions affecting the global economy and the oil and gas industry) could generate a negative impact in our results of operations, cash flows, investing activities, financial position and also on potential available financing for our operations and capital expenditure plan, thus affecting our estimates and our liquidity. See “—Covenants in our indebtedness”.

In addition to the issues previously mentioned, there can be no assurance that our production, costs, prices, volumes of sales or our estimates of future cash flows from operations, among other items, could not be affected by other factors beyond our control and, as such, differ from our estimates. See “Item 3. Key information—Risk factors”.
Long term cash flow
In the medium and long term, we expect to continue improving our cash flow generation capacity primarily through further oil and gas production growth, particularly from our unconventional operations, which should allow us to become cash flow positive in the coming years. However, in the short term, we will likely continue to require the reinvestment of our earnings in full or to a very large extent and the use of debt financing to rollover debt maturities and, if needed, partially finance our capital expenditure plan. From time to time, we may proceed with the sale of non-strategic
assets or joint-venture arrangements, as part of the ongoing management of our asset portfolio. In terms of liquidity, although we expect to be able to continue to work within levels that are consistent with a prudent policy associated with perceived financial risks, the company’s liquidity level will be subject to numerous factors that YPF does not control or influence, such as the prevailing economic, regulatory conditions in Argentina and the global geopolitical conflict, international prices, the ability to obtain financing in satisfactory amounts at competitive costs, the funding in the capital markets, among others. See “Item 3. Key information—Risk factors”.
Material cash requirements
The following paragraphs sets forth information regarding our material commitments under commercial contracts as of December 31, 2021:

•
Debt: total debt amounted to Ps. 1,083,949 million as of December 31, 2021 (of which Ps. 118,743 million correspond to debt maturing in less than one year). These projected amounts include interest due throughout the life of the instrument. Interest on variable rate instruments is calculated using the rate as of December 31, 2021.

•
Lease liabilities: total undiscounted (i.e., in nominal terms) lease liabilities amounted to Ps. 71,779 million as of December 31, 2021 (of which Ps. 29,734 million correspond to debt maturing in less than one year). See Note 20 to the Audited Consolidated Financial Statements.

•
Purchases of goods and services: Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on YPF and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. For obligations with cancellation provisions, we considered the non-cancellable
portion of the agreement terms or the minimum cancellation fee. In addition, purchase commitments under commercial agreements that do not provide for a total fixed amount have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts as of December 31, 2021.

Additionally, some of our purchase orders represent authorizations to purchase rather than binding agreements. In that regard, we have entered into certain agreements for the purchase of products that specify minimum prices and quantities based on a percentage of the total available market or based on a percentage of our future purchasing requirements. Due to the uncertainty of the future market and our future purchasing requirements, as well as the non-binding
nature of these agreements, obligations under these agreements have not been considered. Payments related to these obligations were not significant as of December 31, 2021.
As of December 31, 2021, the Company was committed to purchase products and services for approximately Ps. 140,201 million (of which Ps. 44,474 million correspond to purchases maturing in less than one year). Our analysis was focused on quantitatively and/or qualitatively significant contracts (the sum of the contracts not analyzed is not significant as a whole).
The expected timing for payments of the obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

•	Other liabilities include:

-	Litigation and other contingencies, environmental liabilities and hydrocarbon wells abandonment obligations. See Note 16 to the Audited Consolidated Financial Statements.

-
Accounts payable, salaries and social security, taxes payable, among others, as set forth in our Audited Consolidated Financial Statements. As of December 31, 2021, other liabilities amounted to Ps. 451,338 million.

As a result of the extension of our concessions in certain exploration areas, we are committed to carrying out explorations activities and making certain investments and expenditures until the expiration of some of our concessions, for a total aggregate amount of Ps. 573,741 million as of December 31, 2021. A portion of this amount is included in “Lease liabilities” and “Purchases of goods and services” for which contracts have been executed. See Note 34.c to the Audited Consolidated Financial Statements.
In addition, we have additional commitments under guarantees. See Note 34.e to the Audited Consolidated Financial Statements.

Capital investments, expenditures and divestitures capital investments and expenditures
The table below sets forth our capital expenditures and investments by activity:

	For the year ended December 31,
	2021		2020		2019
	(millions of Ps.)	(%)	(millions of Ps.)	(%)	(millions of Ps.)	(%)

Capital expenditures and investments (1)
Upstream	208,510	81%	79,249	70%	138,426	79%
Downstream	39,942	15%	23,420	21%	22,455	13%
Gas and Power	2,775	1%	4,905	4%	6,170	4%
Central Administration and Others	7,085	3%	4,882	4%	7,630	4%

Total	258,312	100%	112,456	100%	174,681	100%

(1)	Includes acquisitions of properties, plant and equipment and exploration expenses, net of unproductive drilling expenses and well abandonment costs.
Capital divestitures
Except as set forth in Note 3 to the Audited Consolidated Financial Statements, during 2021 there have been no material capital divestitures.
Research and development, patents and licenses
For a description of our research and development policies, see “Item 4. Information on the Company—Research and development”.
Trend information
See “—Factors affecting our operations”.
Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
Policy and regulatory developments in Argentina
For information regarding policy and regulatory developments relating to the oil and gas industry in Argentina see “Item 4. Information on the Company—Argentine legal and regulatory framework” and Note 35 to the Audited Consolidated Financial Statements. As discussed in “Item 3. Key information—Risk factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.
For information regarding our pricing policy see “—Macroeconomic conditions—Hydrocarbon market”. Additionally, see “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.
The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. See “Item 4. Information on the Company—History and development of YPF” and see “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of the Company”.
Critical accounting policies and estimates
Our accounting policies are described in Note 2.a) and 2.b) to the Audited Consolidated Financial Statements.
For information regarding the impairment of Property, plant and equipment see Note 2.c) of our Audited Consolidated Financial Statements. The recoverable amount of Property, plant and equipment and Intangible assets analysis is performed on the year-end
date or whenever there is evidence of impairment of the recoverable value. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed ceiling test calculation. These factors include, but are not limited to, future prices, operating costs, foreign exchange rates, capital expenditures timing, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, discount rate and tax attributes. According to the foregoing, and in connection with the estimation of impairment of long-lived assets as of December 31, 2021, if our future crude oil and natural gas prices were reduced by 5 US$/bbl and 0.5 US$/mmBtu, respectively, for all years of the future discounted cash flows, and assuming all other factors remain constant, our provision for impairment of long-lived assets comprising the upstream CGUs would increase by approximately US$ 0.92 billion before income tax effects. Actual cash flows may be materially affected by other factors and there are numerous uncertainties inherent in the present value estimate of future cash flows, so this hypothetical calculation should not be construed as indicative of our development plans or future results of operations.
In addition, for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves” and Note 40 “Supplemental information on oil and gas producing activities (unaudited)” to the Audited Consolidated Financial Statements.

ITEM 6.	Directors, Senior Management and Employees
Management of the Company
The Expropriation Law states that YPF shall continue as a publicly traded corporation and the management of the shares subject to expropriation shall be carried out according to the following principles: (i) strategic contribution of the Company to the aims established in the Expropriation Law; (ii) the management of the Company in accordance with the best industry and corporate governance practices, preserving the interests of the Company’s shareholders and creating value for them; and (iii) the professional management of the Company. (see “Item 4. Information on the Company—History and development of YPF”)
The information provided below describes the composition and responsibilities of our Board of Directors and committees as of the date of this annual report.
Board of Directors
Composition of our Board of Directors
Our Board of Directors is currently composed of 12 directors and 9 alternates. The fiscal year since they were elected and the fiscal year their term of appointment expires is as follows:

Name	Position	Age	Director Since	Term Expiration
Pablo Gerardo Gonzalez	Chairman and Director	53	2021	2022
Roberto Luis Monti	Director	83	2020	2022
Norberto Alfredo Bruno	Director	62	2016	2022
Horacio Oscar Forchiassin	Director	66	2020	2022
Ignacio Perincioli	Director	45	2018	2022
Pedro Martín Kerchner Tomba	Director	47	2019	2022
Gabriela Alejandra del Valle Lasquera (1)	Director	46	2021	2022
Ramiro Gerardo Manzanal	Director	50	2020	2022
Héctor Pedro Recalde	Director	83	2020	2022
Celso Alejandro Jaque	Director	61	2020	2022
Sergio Pablo Antonio Affronti (2)	Director	52	2020	2022
Demian Tupac Panigo (3)	Director	47	2020	2022
Gerardo Damián Canseco (2)	Alternate Director	57	2020	2022
Guillermo Rafael Pons	Alternate Director	57	2020	2022
Adrián Felipe Peres	Alternate Director	80	2020	2022
Silvina del Valle Córdoba	Alternate Director	45	2020	2022
Miguel Lisandro Nieri	Alternate Director	49	2017	2022
María Martina Azcurra (2)	Alternate Director	51	2020	2022
Santiago Martínez Tanoira (2)	Alternate Director	49	2017	2022
Silvia Noemí Ayala (2)	Alternate Director	55	2020	2022
Santiago Álvarez (2)	Alternate Director	41	2020	2022

(1)
Ms. Gabriela Alejandra del Valle Lasquera was appointed by the Supervisory Committee and took office at the Board of Directors’ meeting held on December 3, 2021, replacing Ms. María Eugenia Tulia Snopek, who resigned for personal reasons.

(2)	As of March 31, 2022, these individuals own less than one percent of our Class D shares.
(3)	Represents our Class A shares.
The Board of Directors was appointed by the Shareholders’ Meeting dated April 30, 2021.
Outside business interests and experiences of the members of the Board of Directors
Pablo Gerardo González
Mr. Pablo González earned a law degree from Universidad Nacional de La Plata where he also obtained a notary public degree. He holds a degree in hydrocarbons law from Universidad Austral. In 1994, Mr. González was a member of the board of Distrigas S.A. In 1996, he served as Legal Manager at Servicios Públicos Sociedad del Estado. From 1999 to 2003, he served as Undersecretary for Fiscal Resources of the Santa Cruz Province. He served as General Attorney of the Santa Cruz Province from 2003 to 2007. In 2007, he served as Provincial Interior Minister, Provincial Representative and First Vice President in Santa Cruz House of Representatives. From 2008 to 2011, he was Chief of the Ministerial Cabinet of the Santa Cruz Province. Between 2011 and 2015, he was National Senator in representation of the Santa Cruz Province. Between 2014 and 2015, he was a member of the National Judicial Council. He was Vice Governor of the Santa Cruz Province between 2015 and 2019. From 2019 to 2021, he was Provincial Deputy representative for the Santa Cruz Province. In February 2021, Mr. González was appointed Director and Chairman of the Board of YPF.

Roberto Luis Monti
Mr. Monti earned undergraduate and master’s degrees in electrical engineering from the Universidad de Buenos Aires and holds a master’s in business administration from the American Management Association, New York. He has an extensive experience in the national and international energy industry. From 1995 to 1997, he was Chairman and General Manager of Maxus Energy Corporation. From 1997 to 1999 he held several positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was the Executive Vice President of Exploration and Production of Repsol YPF in Argentina. Currently, he is a member of the Board of Directors of Tenaris S.A. Between April 2016 and January 2020 he was a member of the Board of Directors and Chairman of the Risk and Sustainability Committee of the Board of Directors of YPF. He has been a member of the Board of Directors of YPF since May 2020.
Norberto Alfredo Bruno
Mr. Bruno holds a degree in business administration from the Universidad Argentina de la Empresa and completed postgraduate studies in strategic management from the Instituto de Administración Estratégica; organization and business management at the Instituto Argentino de Economía Energética as well as in energetic economy at the Massachusetts Institute of Technology. He held different positions at YPF, where he served as International Development Manager, from 1983 to 1998 and at YPF Perú where he was the General Manager from 1998 to 2000. From October 2001 to December 2013, he was the General Manager of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor. Between December 2015 and December 2019, he was the Minister of Economy and Infrastructure of the Neuquén Province. He has been a member of the Board of Directors of YPF since April 2016.
Horacio Oscar Forchiassin
Mr. Forchiassin holds a degree in mechanical engineering from Universidad Nacional de la Patagonia San Juan Bosco, of Comodoro Rivadavia, Chubut Province. He held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1991. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager. From 1995 to 2016 he held various positions in NOV Tuboscope Vetco de Argentina S.A., Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period he was Director in Tuboscope Vetco of Canada INC. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A. He has been a member of the Board of Directors of YPF since March 2020.
Ignacio Perincioli
Mr. Perincioli holds a degree in business administration and is a certified public Accountant from the Universidad de Buenos Aires. He has also completed a project management specialization of the Asociación Argentina de Evaluadores (ASAE), a Specialization in Management of Small and Medium Sized Enterprises at the Universidad de Buenos Aires and a Specialization in Oil and Gas Management at Universidad Austral. He served in the Department of Control of External Indebtedness of the Auditor General’s Office, in the Under Secretariat of Coordination and Management Control, in the Provincial Road Program within the Ministry of Federal Planning, Public Investment and Services, and in the Management of Administration and Finance of La Opinión Austral S.A. in Río Gallegos, Santa Cruz Province. From December 2015 to March 2018, he was President of Fomento Minero de Santa Cruz S.E., Director and Vice-President of Cerro Vanguardia S.A., and a member of the Supervisory Committee in Patagonia Gold S.A. Between July 2014 and December 2015, he was a member of the Board of Directors of YPF. Currently, he is the Minister of Economy, Finance and Infrastructure of the Santa Cruz Province. He has been a member of the Board of Directors of YPF since April 5, 2018.
Pedro Martín Kerchner Tomba
Mr. Kerchner Tomba obtained a degree as certified public accountant from the Economic School of the Universidad Católica Argentina. He completed postgraduate degrees in financial strategy at the Universidad Nacional de Cuyo and in taxation at the Universidad de Tres de Febrero with a specialization in local taxation. Among other positions, between July 2006 and March 2008, he was Manager of the Mendoza Province Branch at Vangent S.A. He served as Administration Director of Justice and Security Minister of the Mendoza Province, as Secretary of Finance of the Municipality of Godoy Cruz, Mendoza Province and was elected as Deputy of the Mendoza Province, Minister of Finance of the Mendoza Province, and Alternate Director of YPF from December 2015 to March 2017. Between 2016 and March 2017, he served as President of the Federal Council of Fiscal Responsibility. He also served as Minister of Economy, Infrastructure and Energy of the Mendoza Province until December 2019. In addition, he served as President of the Institute of Technological Industrial Development and Services of Mendoza (IDITS). He was also President and Vice President of the ProMendoza foundation and was President of the Institute of Commercial Development of Mendoza (IDC). He was the founder of PMK Consultora S.A. Currently, he practices the profession privately. He has been a member of the Board of Directors of YPF since December 2019.
Gabriela Alejandra del Valle Lasquera
Ms. Lasquera obtained a degree as a certified public accountant from the Universidad Católica de Córdoba. She pursued several methodological update, administrative productivity and auditing programs at the SMS Business School’s professional education and training center. She is a founding partner and director of Estudio Lasquera & Asociados S.R.L. She was an external auditor of Inversiones Mineras y Civiles S.A from 2013 to 2019, and of Compañía Minera Santa Rita S.A. between 2014 and 2019. Since 2013, she is an external auditor of Andes Foods Service S.R.L. Since March 2020, she is a member of the Advisory Board of the network SMS Latinoamérica. She has been a member of the Board of Directors of YPF since December 2021.

Ramiro Gerardo Manzanal
Mr. Manzanal earned a degree in economics, with orientation in economic planning and development from the Faculty of Economic Sciences of the Universidad de Buenos Aires. He completed a postgraduate in economics and public policies in Universidad Torcuato Di Tella. Between 1998 and 2000, he worked as a Consultant in the Secretary of Industry, Commerce and Mining. Between 2000 and 2004 he was an Advisor in the Cabinet Floor of the Secretary of Economic Development of the Government in the City of Buenos Aires. Between 2004 and 2006, he was Advisor to the Undersecretary of Production, Secretariat of Production, Tourism and Sustainable Development, of the Government in the City of Buenos Aires. Between 2006 and 2008, he was Executive Coordinator of the Interamerican Development Bank belonging to the Secretariat of Industry, Commerce and SMEs, Ministry of Economy and Production of the Nation. Between 2008 and 2012, he was Advisor to the Presidency of the Grupo Banco Nación—Nación AFJP. Between 2012 and 2014, he was an advisor to the General Management of the BCRA. Between 2014 and 2015, he was a Member of the Board of Directors of the National Commission for Foreign Trade. Between 2016 and 2019, he served as a consultant at Idear Desarrollo. During 2019, he worked in the general coordination of the SME Center of the School of Economics and Business of the Universidad Nacional de San Martín in the Buenos Aires Province. He has been a member of the Board of Directors of YPF since March 2020.
Héctor Pedro Recalde
Mr. Recalde holds a law degree from the Universidad de Buenos Aires, he was full professor of different subjects related to labor law at the Universidad de Buenos Aires. He was a Legal Advisor of Trade Union Organizations, Chief of Advisors in the General Confederation of Labor of the Argentine Republic, Member of the Advisory Council of the Association of Labor Lawyers. He was a technical advisor representing the workers sector of the Employment, Productivity and Minimum Living and Mobile Wages Council, General Secretary of the Association of Personnel of Social Welfare Organizations. He was a counselor of the Judicial School of the Council of the Magistracy of the Nation, Director of the Labor Law Magazine, Editorial Ministry of Justice and Human Rights of the Nation. He served as Deputy of the Nation and President of the Labor Legislation Commission of the Honorable Chamber of Deputies of the Nation between 2006 and 2015. From November 2014 to July 2016, he was a member of the Council of the Magistracy of the Nation. He is currently a regular member appointed by the National Executive Power in the Prosecution Court of the Public Prosecutor’s Office. He has been a member of the Board of Directors of YPF since March 2020.
Celso Alejandro Jaque
Mr. Jaque is a national public accountant and partitioning expert of the Universidad Nacional de Cuyo, Faculty of Economic Sciences. Between 1991 and 1995, he was a Provincial Deputy of the Fourth Electoral District of the Mendoza Province. He was the Town Mayor of Malargüe, Mendoza in two periods: between December 1995 and December 1999 and between December 1999 and December 2003. He was Senator of the Nation for the Mendoza Province, Honorable Chamber of Senators of the Nation during 2003 and 2007. Between 2007 and 2011, he was Governor of the Mendoza Province. Among other positions, he served as Private Secretary to the Minister of Finance of the Mendoza Province in 1987. From 1989 to 1991, he was General Director of Administration of Finance Ministry in the Mendoza Province. From 2012 to November 2015, he was Ambassador Extraordinary and Plenipotentiary of the Argentine Republic in the Republic of Colombia. He served as Administrative Manager in several service companies in the Mendoza Province. He also practiced the profession privately. He has been a member of the Board of Directors of YPF since March 2020.
Sergio Pablo Antonio Affronti
Mr. Affronti holds a degree in administration and a public accounting degree from the Universidad Católica Argentina, with a postgraduate degree in business from the IAE. He also completed the oil and gas management and engineering program at the University of Texas in Austin. He joined YPF in 1993 as Production Supervisor in Mendoza and his technical profile led him to live and work in different areas in the Gulf of San Jorge and Neuquén Basins. He pursued his professional career with Repsol YPF and Repsol in Latin America, Europe and Northern Africa. He served as Strategic Planning Manager for Upstream Latin America, Director of Supply and Contracts for Upstream, Technical Planning Director for gas projects in Algeria, Planning and Management Control Director for Europe, Asia and Africa, Country Manager and General Manager in Ecuador and Director of Corporate Development. From June 2012 until 2016, he served as Services Vice President and Alternate Director for YPF, as well as President of Astra Evangelista and YPF Tecnología. Prior to being appointed Chief Executive Officer at YPF, he has been working as an independent consultant in strategic projects for foreign and national companies in Argentina and Latin America. He has been the Chief Executive Officer of YPF and a member of the YPF Board of Directors since April 2020.
Demian Tupac Panigo
Mr. Tupac Panigo holds a bachelor’s degree in economics from the Universidad de La Plata and obtained a master’s degree in labor social sciences from the Universidad de Buenos Aires. He holds a Doctoral Degree in Economics from the École des Hautes Études en Sciences Sociales, France. He served as Economist for Latin America at Ixis Corporate & Investment Bank between 2003-2004 (Paris, France). Between 2007 and 2012, he held various positions in the Ministry of Economy and Production of the Nation, among others, serving as National Director of Macroeconomic Programming. He currently holds an independent researcher position at CONICET. He is professor at Moreno, La Plata and Buenos Aires universities, where he teaches undergraduate and postgraduate courses. He was Deputy Chairman of Fabricaciones Militares Sociedad del Estado until December 16, 2020. He has been a member of the Board of Directors of YPF since December 17, 2020, representing Class A shares.
Gerardo Damián Canseco
Mr. Canseco earned a law degree and specializes in trade union law. Since 1984, he has been an employee of YPF. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Santa Fe Province from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014, and President of the Centro de Estudios Laborales y Sociales of Rosario from 2014 to 2016. From 2014 to 2016, he was General Secretary of the San Lorenzo Branch of the Federación Sindicatos Unidos Petroleros e Hidrocarburíferos (SUPeH). He has been an Alternate member of the Board of Directors of YPF since May 2020.

Guillermo Rafael Pons
Mr. Pons is a certified public accountant from the Universidad Nacional del Comahue, in the Neuquén Province. He earned a Master of Business Administration at the International Business School (EIN). From December 1991 to December 2000, he practiced the profession privately. From January 2001 to October 2011, he was partner in Estudio Molinaroli, Perticarini, Pons y Asociados. He was Director General of Administration of the Ministry of Government and Justice of the Neuquén Province between May 1994 and November 1995. He served as Secretary of the Treasury of the Municipality of Neuquén between June 1995 and December 1995. Between November 1994 and May 1995, he was General Director of Administration of the Secretary of State for Social Action of the Neuquén Province. He was also Administrative Manager of the U.E.F.E. (Unidad Ejecutora Central de Proyectos con Financiamiento Externo) of the Neuquén Province, between 1999 and 2000. He also served as a consultant to the Superintendency of Economic Management of the Río Negro Province in 1996. He was an advisor to the Legislature de Río Negro between 2003 and 2007. Currently, he is a partner of BMP Estudio & Consultora SRL since 2011. Currently, he is the Minister of Economy and Infrastructure of the Neuquén Province. He has been an alternate member of the Board of Directors of YPF since April 2020.
Adrián Felipe Peres
Mr. Peres obtained a law degree from the Universidad de Buenos Aires. He was professor of civil law and contracts at the Universidad de Buenos Aires and the Pontificia Universidad Católica Argentina. Between 1968 and 1976, he worked as a Lawyer for the SE. From 1976 to 1981, he was Advisor and then Director of Contracts for YPF. Also, he served as Advisor to the Ministry of Mining between 1981 and 1982. In that same year, he was a lawyer of counsel at Cárdenas, Hope & Otero Monsegur. From 1982 to 2011, he worked at Bridas S.A. where he held various positions, first as a Lawyer, then Commercial Director until finally being Vice President. In addition, he was Officer of Oil Committee of the International Bar Association, he was President of the Energy Law Association, and he was a member of the Board of the IAPG. Moreover, he was a member of the Board of Cámara Empresarial Industria Petrolera y Afines (CEIPA). Also, from 1995 he has been a member of the Board, Executive Director and, since 2020, he has been the President of the Chamber of the Petroleum Industry. He has been an alternate member of the Board of Directors of YPF since April 2020.
Silvina del Valle Córdoba
Ms. del Valle Córdoba obtained a degree in international relations and a degree in political science from the Universidad Católica de Córdoba. She completed, among others, the following postgraduate seminars at the Universidad Nacional de la Patagonia Austral: in public management and organization; in public sector economics; in state, society and public policies of Argentina. She also completed a postgraduate course in State Politics in the Framework of Globalization at the Georgetown University. She served as Director of Strategic Organization and Provincial Director of Statistics and Censuses of the Undersecretariat of Planning of the Santa Cruz Province. Between 2012 and 2015, she served as Head of the Migration Delegation of the Ministry of the Interior and Transportation of the Nation. Between 2015 and 2019, she served as Secretary of Commerce and Industry of the Ministry of Production, Commerce and Industry of the Government of Santa Cruz. She is currently the Minister of Production of Santa Cruz. She has been an alternate member of the Board of Directors of YPF since August 10, 2020.
Miguel Lisandro Nieri
Mr. Nieri earned a degree in economics from the National Universidad Nacional de Cuyo and holds a master’s degree in finance and management control from the ADEN Business School, University of San Francisco. He has held several positions throughout his career, including Advisor of the Ministry of Finance of the Mendoza Province from January 2000 to November 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of Mendoza from July 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June 2006 to April 2007, Business Manager of Puente Hnos. Sociedad de Bolsa in Cuyo from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Mendoza Province from March 2017 to July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice of the Province of Mendoza. Between December 2019 and December 2021, he served as Minister of Finance of the Mendoza Province. Currently, he is National Deputy representing the Mendoza Province. He has been an alternate member of the Board of Directors of YPF since March 2017.
María Martina Azcurra
Mrs. Azcurra holds a degree in public accounting and a business administration degree from the Universidad de Buenos Aires and a master’s degree in business management from the Universidad del Salvador. She joined YPF in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. From 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control, in the Finance area. Between 2010 and 2017, she took on different managing positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for Downstream. Since 2020, she is our Executive Chemical Manager within our Downstream Vice Presidency. She is an alternate member of the Board of Directors of YPF since June 2020.

Santiago Martínez Tanoira
Mr. Martínez Tanoira earned a degree in industrial engineering from the Instituto Tecnológico de Buenos Aires (ITBA), and he holds a master’s degree in business administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the United States of America. In 1998, he joined YPF and took on several roles within the Petrochemical Business. He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemistry Director at YPF from August 2011 until 2012. He was also member of the Board of Directors of Profertil from 2012 until September 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. Mr. Martínez Tanoira was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. He is Chairman of the Board of Directors of Mega and YPF EE. Currently, he serves as our Gas and Power Executive Vice President. He has been an alternate member of the Board of Directors of YPF since April 2017.
Silvia Noemí Ayala
Mrs. Ayala holds a degree in public accounting from the Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from the ESEADE. She joined YPF in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. From 2008 to 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager in YPF between June 2018 to August 2021. Currently, she serves as Executive Leader Aconcagua Project reporting to the Digital Technologies vice presidency. She has been an alternate member of the Board of Directors of YPF since June 2020.
Santiago Álvarez
Mr. Álvarez holds a law degree from the Universidad de Buenos Aires. From 2007 to 2009, he was Legislative Advisor of the Social Communication Committee in the Legislature of the Autonomous City of Buenos Aires. From 2009 to 2011, he served as Deputy Manager of Institutional Relations of Aerolineas Argentinas SA. From 2011 to 2012, he was the News Manager in TV Pública. Between 2012 and 2015, he was Chairman of Agencia Télam. From 2016 to 2020, he worked as Creative Director in Monteagudo Agencia. He has been our Corporate Affairs, Communications and Marketing Executive Vice President since January 2020 and he has been an alternate member of the Board of Directors of YPF since April 2020.
Board practices
The information provided below describes the responsibilities of our Board of Directors
.
Board practices of our Board of Directors
In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent businessperson. Directors are jointly and severally liable to the Company, its shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws
or regulations, and for any damage caused by willful misconduct, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws,
applicable regulations, or by shareholders resolution. In such cases, a director’s liability will be determined by reference to the performance of those specific duties so long as the director’s appointment and assignment of duties was approved at a shareholders’ meeting and was registered with the Superintendence of Corporations.
Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with the Company. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above requirements may only be carried out with prior approval of the Board of Directors or, in the absence of a quorum at a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by our shareholders at a general meeting. In case the shareholders meeting does not approve the relevant transaction, the directors or members of the Supervisory Committee who approved the transaction, as the case may be, will be held jointly and severally liable for any damages caused to us and the agreement shall be void.
Any director whose personal interest conflicts with those of the Company on any matter shall notify the Board of Directors and the Supervisory Committee and abstain from participating and voting on the matter. Otherwise, such director may be held jointly and severally liable to the Company for the damages caused by his acts and omissions.
A director will not be liable if, notwithstanding his presence at the meeting at which a resolution is adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or judicial action is brought to the courts. Any liability of a director to us terminates upon approval of the director’s performance, or by express waiver or settlement by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws
or other regulations. The termination of liability of a director to the Company will not be effective in case of an involuntary liquidation or bankruptcy process.
As part of its continuing process of improving the corporate governance of the Company, the Board of Directors implemented an annual self-assessment for fiscal year 2021.
In that sense, the Board’s self-assessment covered aspects related to the functioning of the Board of Directors in general, its committees and its members individually.

With the implementation of this process, the functioning of the Board of Directors can be monitored regularly, in order to ensure its efficiency and the fulfillment of its duties, as well as to professionalize its management, among other issues, all of which follow the best corporate governance practices in line with global trends. This is also a requirement of the ByMA Corporate Governance Panel—of which the Company is a party -, the CNV Standards, the NYSE Listing Regulations and is aligned with the OECD, G20 and other international practices.
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
Also, during 2021, different awareness and training actions were carried out to several audiences within Technology Areas as IT and Cybersecurity. Additionally, we continued raising internal awareness about typical security issues like phishing, ransomware, data leak, etc. See “Item 3. Key information—Risk factors—Risks relating to our business—We may suffer information technology system failures, network disruptions and breaches in data security that could negatively affect our business, financial condition and results of operations”.
Senior Management
Our current senior management as of the date of this annual report consists of:

Name	Position
Sergio Pablo Antonio Affronti (1)	Chief Financial Officer (“CEO”)
Pablo Iuliano	Unconventional Upstream Vice President
Gustavo Astié (1)	Conventional Upstream Vice President
Mauricio Martín (1)	Downstream Vice President
Santiago Martínez Tanoira (1)	Gas and Power Vice President
Alejandro Daniel Lew	Chief Financial Officer (“CFO”)
Jose Gustavo Medele (1)	Services Vice President
Santiago Álvarez (1)	Corporate Affairs, Communication and Marketing Vice President
Germán Fernández Lahore (1)	Legal Affairs Corporate Vice President
Marcos Sabelli (1)	Strategy and Business Development Vice President
Gustavo Chaab (1)	Sustainability, Environment, Health and Safety Vice President
Florencia Tiscornia	People and Culture Vice President
Sergio Fernández Mena	Digital Technologies Vice President

(1)	As of March 31, 2021, these individuals owned less than one percent of our Class D shares.
In addition to the members of our senior management whose outside business interests and experiences were described above, we include the following:
Pablo Iuliano
Mr. Iuliano holds a degree in chemical engineer from Universidad Tecnológica Nacional (UTN). He joined YPF in 1998 and developed his career in the Upstream business, in different assets and operations (Golfo San Jorge Basin, Mendoza and Neuquén), in areas of Oil & Gas Production Operations, Drilling & Completions and Engineering. He led the business in Loma Campana area (developed by YPF in association with Chevron), from May 2013 to 2017. In June 2017, Mr. Iuliano continued his career at Tecpetrol, as director of Cuenca Neuquina and Regional Manager at the Vaca Muerta formation. Mr. Iuliano serves as our Vice President of Unconventional Upstream since May 2020.
Gustavo Astié
Mr. Astié holds a degree in oil engineer from the Universidad Nacional de Cuyo. He began his career at Perez Companc / Petrobras, where he spent 10 years working in the Austral Basin and the Neuquina Basin. He joined YPF in 2005, developing his career in different areas of our Upstream business, such as Planning and Management Control for the Exploration Unit, Planning and Management Control for the West Business Unit, Strategic Planning Manager, Asset Manager, ANC Business Manager and
Non-Conventional
Executive Manager. Mr. Astié serves as our Vice President of Conventional Upstream since May 2020.
Mauricio Martín
Mr. Martín holds a degree in industrial engineer from the Universidad Nacional de Cuyo, with several specialization programs from IAE Business School and an MBA from UCEMA. He joined YPF in 1997, developing his career in different areas and functions of our downstream business, as Process Engineer, Production Manager, CMASS Manager, Industrial Complex Manager, Manager of Planning and Technical Development. Since June 2017, he has served as the Logistics Executive Manager of the Company. Mr. Martín has served as our Vice President of Downstream since May 2020.

Alejandro Daniel Lew
Mr. Lew holds a degree in economics from the Faculty of Economic Sciences of the Universidad de Buenos Aires. He held various positions at Banco Itaú, Argentina (1997) and the Ministry of Economy of Argentina (1996). In 1997, he joined JPMorgan (formerly Chase Manhattan Bank) at their New York offices holding various positions (promoted from Analyst to Vice President along the years) within different groups, including, primarily, several years with the Latin America Debt Capital Markets team. Between May 2004 and February 2007, he served as Vice President of Local Markets at JPMorgan Chase Bank, Sucursal Buenos Aires, Argentina. Between February 2007 and March 2009, he served as Managing Director – HSBC Securities Inc., based in Buenos Aires, Argentina, where he was jointly responsible for leading the Latam Debt Capital Markets team with professionals in New York and in Buenos Aires while also being responsible for derivatives marketing in Argentina in a joint effort with the derivatives structuring team in New York. Between June 2012 and April 2016, he served as CFO of Genneia S.A. mostly involved in identifying sources of financing to consolidate the Company’s capital structure and allow for the materialization of an aggressive investment plan. Between May 2016 and December 2019, he served as CEO of 360 Energy Group (Renewable Energy). Mr. Lew is our CFO since June 2020.
Jose Gustavo Medele
Mr. Medele holds a degree in an electronic engineering from the Northern Alberta Institute of Technology, Alberta, Canada. He later specialized in information technology, obtaining an information technology degree from the University of Phoenix, United States of America. Mr. Medele held various managing and operating positions in Schlumberger Group. From 1995 to 2007 he held several positions in Argentina, Brazil, Venezuela and Central America. Between 2007 and 2009, he served as Vice President of Human Resources for the Middle East and Asia, being responsible for employee development and benefit policies, as well as for external relations, in 35 countries from Egypt to New Zealand. From 2009 to 2013, he served as Vice President of Operations in Mexico, where he was in charge of operations and integrated project management for Central America. Between 2013 and 2018, he was General Manager of Schlumberger for Latin America and, as of 2018, he was Project Manager in the United States. He was our Human Resources Vice President from February until July 2021. Mr. Medele is our Services Vice President since July 2021.
Germán Fernández Lahore
Mr. Fernández Lahore earned a law degree from the Universidad de Buenos Aires, participated in the Academy for American and International Law, Southwestern Legal Foundation, Dallas, Texas and obtained a diploma in Oil and Gas Law from the Universidad de Buenos Aires. As Chevening scholar, he earned a master’s degree in natural resources, law and policy from the Centre for Energy, Petroleum and Mineral Law and Policy (University of Dundee, Scotland, United Kingdom). He also earned a postgraduate degree in Tax Law from Universidad Austral, and completed the Management Development Program at IAE Business School. Prior to joining YPF, he served as an attorney at Estudio Beccar Varela, and as foreign associate at Haynes and Boone, LLP in Dallas, Texas. He is a member of the Academic Council of the Argentine Journal of Energy, Hydrocarbons and Mining Law Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería (RADEHM). His areas of expertise include Corporate Law, M&A, Energy Law, Oil and Gas Law and Mining Law and Natural Resources Taxation and Financing. He joined our Company in February 2002 and served as our Upstream Legal Affairs Manager. Mr. Fernandez Lahore has been our Legal Affairs Corporate Vice President since December 2015.
Marcos Sabelli
Mr. Sabelli holds a degree in petroleum engineering and a master’s degree in economics of oil and gas both from the Instituto Tecnológico de Buenos Aires (ITBA). He also earned a diploma in marine transportation and crude oil trading from the University of Cambridge and a Diploma in management development program from the IAE Business School. He joined YPF in 1994, developing his career in different positions in Argentina, the United States and Europe. He has occupied strategical positions in YPF, such as International Trade Manager from 2008 to 2010, Industrial Sales Director from 2010 to 2012, Petrochemical Business Director from 2012 to 2017 and Executive Leader of Transformation from 2018 to 2020. Mr. Sabelli is our Vice President of Strategy and Business Development since May 2020.
Gustavo Chaab
Mr. Chaab earned a degree in industrial engineering from the Universidad Nacional de Cuyo, a postgraduate degree in energy and energetic planning from the IDEE/Fundación Bariloche, a master’s degree in International Business from the National Ponts et Chausses Ecole and completed the Advanced Study Program from the Massachusetts Institute of Technology. In 1994, he joined YPF at the Luján de Cuyo Refinery and took on several roles including Chief of Administration and Sales Area of this Refinery, Planning and Movement of products until 2001; Downstream Operative Planning Manager in 2004, Lubricants Business Manager in 2006, and Planning and Technical Development Manager for Refinement, Logistic and Chemistry in 2008. From 2011 to March 2017, he served as Manager of the Industrial Complex in La Plata. Mr. Chaab has been our Sustainability, Environment, Health and Safety Vice President since March 2017.
Florencia Tiscornia
Ms. Tiscornia holds a bachelor’s degree in Economics from the Universidad del Salvador, a postgraduate degree in Leadership and Coaching from Universidad de Belgrano, and an MBA from UCEMA. She is a professor of talent and leadership at ESEADE, Belgrano and UCEMA universities. She has an extensive HR experience acquired in various industries, including IT, Financial Services, Consumer Goods and Oil & Gas. She joined YPF ten years ago. From 2012 to 2013, she was Head of Talent Management, and.HR Organization, Compensation and Processes Manager between 2013 and 2020. She managed the Human Resource Expertise Center Department between 2017 and 2020. She served as HR Executive Manager – Downstream since July 2020. In 2021, she was appointed a member of the Diversity Committee of YPF. She is a member of the Board of Directors of Metrogas. Ms. Tiscornia is our People and Culture Vice President since July 2021.

Sergio Fernández Mena
Mr. Fernández Mena holds a degree in electronic engineering from the Universidad Nacional de Tucumán. He holds an MBA from the Universidad Torcuato Di Tella and is an alumnus of the University of Oxford where he attended the CIO Academy and the Strategic Scenarios Program. During his more than twenty-year long career at Cargill, he successfully created and led multi-cultural work teams and held various positions including Global IT Executive Director for Latin America, North America, Europe and Asia. Based in Brussels, Belgium, he designed and led the IT organization for Europe, the Middle East and Africa. He managed the global IT investment portfolio in the infrastructure area. He was also a member of the Global IT Executive Committee, leading the development of the IT global strategy and the processes, data and technology global strategy for the food ingredient and bio-industrial
lines of business. He served as our Chief Technology Officer (CTO) from June 2017 to July 2021. He was a member of the Board of
Y-TEC
between June 2017 and June 2020. He is Deputy Chairman of the Board of
Y-TEC
since 2020. Mr. Fernández Mena is our Digital Technologies Vice President since July 2021.
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
See “—Independence of the Members of our Board of Directors and Audit Committee”.
The Board of Directors of the Company, at its meetings held on April 30, 2021, appointed the members of the Audit Committee, which is composed by Ramiro Manzanal, as chairman, Pedro Martín Kerchner Tomba and Demian Tupac Panigo Additionally, Mr. Kerchner Tomba was designated by our Board of Directors as the “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.
Our Audit Committee, among other functions:

•
Periodically supervises the functioning of the internal control systems and the administrative-accounting system, as well as the reliability of the latter, and of the financial information, hydrocarbons reserves information or other relevant information communicated to the National Securities Commission and the markets, in compliance with the applicable information regime.

•	Gives its opinion regarding the proposal of the Board of Directors for the appointment of the external auditor of the Company and oversees its independence.

•	Supervises the application of policies regarding information on risk management of the Company.

•	Provides the market with complete information regarding transactions in which there is a conflict of interest with members of the corporate bodies or controlling shareholders.

•	Opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators of de Company.

•	Verifies compliance with applicable regulations for matters related to behavior in the stock markets.

•	Ensures that the internal Code of Ethics complies with the legal requirements and is adequate for the Company.
Activities of the Audit Committee
The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From April 2021 to April 18, 2022, the Audit Committee held 16 formal meetings.
The Audit Committee must support the Board of Directors in its oversight duties, periodically review economic and financial information relating to us, supervise the internal financial control systems and oversee the independence of external auditors.
Economic and financial information
Using the assessment of the CFO and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2021 and comparative information included in our report on Form
6-K
furnished to the SEC on March 11, 2022.
Oversight of the internal control system
Our internal control system for financial reporting is aligned with the requirements established by Sections 404 of the Sarbanes-Oxley Act. These regulations provide, among other requirements that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

Relations with the internal auditor
The Audit Committee oversees the progress of our annual internal audit, which is aimed at identifying critical risks, to supervise internal financial control systems and ensure that they are sufficient, appropriate and efficient.
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
As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ended December 31, 2022.
Independence of the Members of our Board of Directors and Audit Committee
The following described CNV regulations were taken into account to assess a director’s independence. In that sense, a director is considered independent if the main material relationship of such director with the Company is being a member of the board of directors. A director is not considered independent when such director (i) holds a position in the board of directors of the issuer’s controlling shareholder or any other entity in the issuer’s corporate group at the time of the director’s appointment or if he held such position during the immediately preceding three years; (ii) has an affiliation with the issuer or with any of its shareholders who have directly or indirectly a “Significant Participation” (as defined below) in the issuer at the time of the director’s appointment or in the companies in which they also have a direct or indirect “Significant Participation”, or if he had such affiliation with them by an employment relationship during the immediately preceding three years; (iii) has a professional relationship with, or is a member of a company or professional association that maintains habitual professional relationships of such a nature and relevant volume with, or receives remuneration or fees (other than those received in consideration of his performance as a director) from the issuer or any of its shareholders who has a direct or indirect Significant Participation in the issuer, or with a company in which they have a direct or indirect Significant Participation. This prohibition extends through the preceding three-year period to the director’s appointment; (iv) directly or indirectly owns at least 5% voting shares and/or capital stock in the issuer or in any other entity which holds a Significant Participation in the issuer; (v) directly or indirectly habitually sells or provides goods or services (other than those set forth in (iii) above) of relevant nature and volume to the issuer or to any of its shareholders who has a direct or indirect Significant Participation in the issuer for an amount substantially exceeding his remuneration as a member of the board of directors. This prohibition extends through the preceding three year period to the director’s appointment; (vi) has been a director, manager or executive officer of non-for
profit organizations which have received contributions in excess of those set forth in Article 12, item l) of Resolution UIF No. 30/2011 (as amended) from the issuer, its controlling shareholder, and any other member of the issuer’s corporate group or from the executive officers of any of them; (vii) receives any payments, including those derived from the director’s participation in stock option plans, from the issuer or any company of its corporate group (other than those received in consideration of his performance as a director, with the exception of dividends perceived pursuant to item (iv) or payments pursuant to item (v) above; (viii) has been a director of the issuer, its controlling shareholder or any other member of the issuer’s corporate group for more than ten years, provided that the director will be deemed independent following a three year period after he ceased to hold any such position; or (ix) is the spouse or legally recognized partner or family member (up to second grade of affinity or up to third grade of consanguinity) of persons who, if they were members of the board of directors, would not be deemed independent. In case that, following the director’s appointment, such director became subject to any of the restrictions in items (i) through (ix) above, such director shall be required to disclose this circumstance to the issuer immediately, who in turn will be required to disclose it to the CNV and to the stock markets in which the issuer’s stock is quoted, immediately after its occurrence or after being noticed. The directors and members of the Supervisory Committee appointed by the State are deemed independent.
The term “Significant Participations” shall be deemed to refer to such persons that hold an interest of at least 15% of the capital stock and/or votes, or a lesser amount when they allow the appointment of one or more class directors or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.
“Economic group” shall mean controlling companies, controlled companies and those affiliated in which there is a relevant influence in the decisions. Direct and/or indirect interests through companies or individuals are considered.
As of the date of this annual report, Directors Pablo Gerardo González, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Gabriela Alejandra del Valle Lasquera, Ramiro Gerardo Manzanal, Hector Pedro Recalde, Celso Alejandro Jaque, and Demián Tupac Panigo, and Alternate Directors, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba and Miguel Lisandro Nieri qualified as independent members of our Board of Directors under the criteria described above.
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
and the existence and maintenance of adequate procedures and controls for the generation of the information to be included in our annual reports on Form
20-F
and other information of a financial nature as required to be certified by our CEO and Principal Financial Officer;

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

•	formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.
In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders;

•	general communications to shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.
As of the date of this annual report, the Disclosure Committee is composed of the following individuals:

Name	Position
Sergio Pablo Antonio Affronti	CEO
Alejandro Daniel Lew	CFO and President of the Disclosure Committee
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee
Mauricio Martín	Downstream Executive Vice President
Pablo Iuliano	Unconventional Upstream Executive Vice President
Gustavo Astié	Conventional Upstream Executive Vice President
Jose Gustavo Medele	Services Vice President
Santiago Martínez Tanoira	Gas and Power Executive Vice President
Santiago Álvarez	Corporate Affairs, Communication and Marketing Executive Vice President
Gustavo Chaab	Environment, Health and Safety Vice President
Marcos Sabelli	Strategy and Business Development Vice President
Florencia Tiscornia	People and Culture Vice President
Sergio Damián Fernández Mena	Digital Technologies Vice President
Javier Fevre	Internal Auditor
Carlos Colo	Reserves Auditor
In addition to the members of our senior management whose outside business interests and experiences were described above, we include the following:
Javier Fevre
Mr. Fevre earned a certified public accountant degree from the Universidad Argentina de la Empresa. He has held several positions throughout his career, including Auditor for the General Auditor Office, Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller, Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. He has been our Internal Auditor since September 2012.
Carlos Colo
Mr. Colo is a geologist graduated from Universidad Nacional de la Patagonia San Juan Bosco. In 1979, he joined YPF where he developed his career in the Upstream Sector. He started as Exploration geologist and then he served in different positions related to exploration and production. He held various positions within the Company as General Manager in Colombia, Director of the Las Heras Economic Unit, Director of the E&P Technical Management, Exploration Director and Executive Manager of Exploration and Development. He has been our Reserves Auditor since June 2017.

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
Compensation of members of our Board of Directors
Argentine law provides that the aggregate annual compensation for any concept paid to the members of the Board of Directors (including those directors acting in an executive capacity) and of the members of the Shareholders’ Surveillance Committee (Consejo de Vigilancia), if applicable, with respect to a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income. If the Company pays dividends, that percentage is increased proportionally up to 25% of net income, based on the amount of such dividends.
The Shareholders’ Surveillance Committee is a control entity regulated by the Argentine General Corporations Law, composed of shareholders of a corporation. As of the date of this annual report, YPF does not have a Shareholders’ Surveillance Committee, since the Argentine General Corporations Law requires us to have a Supervisory Committee, composed of statutory auditors.
The compensation of the Chairman, and of directors acting in an executive capacity, together with the compensation of all other directors and members of the Shareholders’ Surveillance Committee, if applicable, requires the approval of an ordinary general shareholders’ meeting as provided by Argentine law. When one or more director´s exercise special commissions or technical administrative functions and there are reduced profits or there is a lack of profit, and there is a need to exceed the abovementioned limits, such remunerations may only be paid in excess of those limits if expressly agreed by the shareholders’ meeting, for which purpose the matter should be included as a special item on the agenda of such meeting.
For the year ended December 31, 2021, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 1,554 million, excluding social security payments made by the Company as required by law, but including Ps. 191 million in the form of equity compensation plans, pensions, retirement or similar benefits that YPF provides to its Board of Directors and executive officers. During 2021, YPF’s performance-based compensation programs included a performance bonus program for approximately 6,900 non-unionized
YPF employees and 8,300 unionized YPF employees. This bonus program is intended to motivate and reward individuals for the annual achievement of business objectives. The program compensated participants in cash based on a measurable and specific set of objectives established by YPF’s Management by Objectives Program as well as individual performance results.
Additionally, since the fiscal year 2013, YPF has implemented a share-based benefit plan, which: (i) encourages key personnel to align their performance with the objectives of the Company’s strategic plan, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in the share price and (iii) assists in the retention of key personnel within the Company.

For additional information see Note 2.b.10.iii and 37 to our Audited Consolidated Financial Statements and “Item 16E—Purchases of equity securities by the issuer and affiliated purchasers”.
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
The
by-laws
provide for a Supervisory Committee composed of three to five members and three to five alternate members, as determined by the shareholders meeting, that are elected for one-fiscal
year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates. Under the by-laws,
meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is different from that of the Audit Committee. See “—The Audit Committee”. In 2021, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 15.7 million.
The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires is as follows:

Name	Class of Shares Represented	Independence	Age	Member Since	Term Expires
Horacio Ubaldo Kunstler	A	Independent	63	2021	2022(*)
Francisco Daniel González	D	Independent	71	2021	2022(*)
Raquel Inés Orozco	D	Independent	66	2017	2022(*)
Enrique Alfredo Fila (alternate member)	A	Independent	63	2021	2022(*)
Silvia Alejandra Rodríguez (alternate member)	D	Independent	49	2020	2022(*)
Hebe Cereseto (alternate member)	D	Independent	58	2018	2022(*)

(*)
Members of our Supervisory Committee are appointed each fiscal year. Our shareholders, in the Ordinary and Extraordinary General Shareholders’ meeting held on April 30, 2021 appointed the members of our Supervisory Committee for fiscal year 2021.

Horacio Ubaldo Kunstler
Mr. Kunstler holds a law degree and is a certified public accountant from the Universidad de Buenos Aires. Between 1990 and 2007, he was a partner at the firm Kunstler, Casali y Von Simons. He was an internal auditor at the Office of the Auditor General. From 2002 to 2004, he was a member of the Supervisory Committee of the Argentine Firearms Registry. He was Control Manager of Regulatory Agencies and Public Utility Companies from 2009 through 2014. From 2018 to 2019, he was Audit Project Supervisor of the Employee Stock Ownership Plan implemented by the Coordination Management of the Office of the Auditor General. At present, he is Regulatory and Innovation Secretary at the Office of the Comptroller General (“Sindicatura General de la Nación” or “SIGEN”). He is a regular member of the Supervisory Committee of YPF since April 2021.
Francisco Daniel González
Mr. González is a certified public accountant from the Universidad de Buenos Aires. He was an auditor at the Office of the Auditor General from 1993 to 1994. Since 1995, he is an officer at the SIGEN. Since March 31, 2015, he is a regular member of the Supervisory Committee of Banco Hipotecario S.A. He is a regular member of the Supervisory Committee of YPF since April 2021.
Raquel Inés Orozco
Ms. Orozco earned a law degree from the Universidad de Buenos Aires and she is specialized in Corporate Governance, Social Responsibility and Social Balance. Currently, she is a member of the Supervisory Committees of YPF GAS, Fondo de Capital Social S.A. (“Foncap S.A.”) and LT10 Radio Universidad del Litoral S.A. and Naturgy Ban S.A. She is deputy member of the Supervisory Committee of, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (“TRANSBA”) IMPSA, Termoeléctrica Manuel Belgrano, Termoeléctrica José de San Martín and Corporación Antiguo Puerto Nuevo. She is member of the Supervisory Committee of YPF since April 2017.
Enrique Alfredo Fila
Mr. Fila is a certified public accountant from the Universidad de La Plata. He was a member of the La Plata City Council. He also acted as consultant for the Federal Ministry of Social Development during 2008 and 2009. He was a member of the Supervisory Committee of YPF between June 2012 and April 2016. At present, he is Statutory Auditor at the Control Management, Institutional Sector, SIGEN. He is member of the Supervisory Committee at Nación Seguros S.A., Nación Retiro S.A., Nación Reaseguros S.A., Central Dique S.A. and Banco Macro S.A. He is an alternate member of the Supervisory Committee of YPF since April 2021.

Silvia Alejandra Rodríguez
Mrs. Rodríguez obtained a law degree from the Universidad de Buenos Aires. From 2001 she worked in the Legal Affairs Management of the SIGEN until 2005. Between May 2005 and September 2009, she served in the Ministry of Justice of the Nation, and from October 2009 to the present day in the SIGEN where she held various positions. She is a member of the Supervisory Committee at Pellegrini S.A. Gerente de Fondos Comunes de Inversión, Dioxitek S.A. and Vehículo Espacial de Nueva Generación S.A. She is an alternate member of the Supervisory Committee of YPF since April 2020.
Hebe Cereseto
Mrs. Cereseto holds a law degree from the Law and Social Sciences School of the Universidad de Buenos Aires. She holds a Magister in Economic Business Law and a Specialization on Economic Administrative Law, both from the Pontificia Universidad Católica Argentina. She is a professor at Universidad de Buenos Aires Law and Social Sciences School since 1992. She worked in several Law Firms between 1984 and 1992. She joined SIGEN where she worked in different management areas until obtaining the position of Deputy Manager of Companies with Minority State Participation and Financial Entities. Later, she served as a member of the Supervisory Committee of Radio and Television Argentina S.E. and Vientos de la Patagonia S.A. She is currently a member of the Supervisory Committee of Nucleoeléctrica Argentina S.A. (NASA) and Aerolíneas Argentinas S.A. Mrs. Cereseto has been an alternate member of the Supervisory Committee of YPF since April 2018.
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
As of the date of this annual report, the Risk and Sustainability Committee is composed of the following members:

Name	Position
Pedro Martín Kerchner Tomba	Director - President
Horacio Oscar Forchiassin	Director
Norberto Alfredo Bruno	Director
Ignacio Perincioli	Director
Roberto Luis Monti	Director
Celso Alejandro Jaque	Director
Demian Tupac Panigo	Director

The Strategy and Transformation Committee
In August 2017, the Board of Directors created the Strategy and Transformation Committee to discuss issues related to the Company’s medium and long-term strategy and to act as liaison between the Board of Directors and the Executive Management Committee and the Company executives who are its members, in order to facilitate and expedite the internal treatment of the Company’s business development overall strategies; to promote and transversally review the Company’s transformation agenda, covering aspects of excellence and best operational practices in the industry, the commercial agenda, reviewing its organization with a central focus on the customer, the Company’s digitalization and technological renewal agenda, and the renewal of support areas with a special focus on cultural change in the area of human resources; and to resolve, in the event of unforeseen or emergency situations when it would not be possible to convene a Board of Directors meeting, the approval of the Company’s operations and / or necessary management , subject to the ratification of the Board of Directors, among others.
As of the date of this annual report, The Strategy and Transformation Committee is composed of the following members:

Name	Position
Pablo Gerardo Gonzalez	President - President of the Board of Directors
Ramiro Gerardo Manzanal	Member - President of the Audit Committee
Horacio Oscar Forchiassin	Member - President of the Compensation and Nomination Committee
Pedro Martín Kerchner Tomba	Member - President of Risk and Sustainability Committee
Sergio Pablo Antonio Affronti	Member - Director for Class D Shares
Roberto Luis Monti	Member - Director for Class D Shares
Celso Alejandro Jaque	Member - Director for Class D Shares
Héctor Pedro Recalde	Member - President of Legal and Institutional Affairs Committee
Demian Tupac Panigo	Member - Director for Class A Shares
Diversity, Equality and Integration
YPF is a company that represents different countless ideas, experiences, and contexts. We know diversity not only contributes to create a more representative workforce but also to build a more innovative, successful, and profitable company. That is why we are committed to embedding diversity, gender equity and integration in our culture.
Since 2017, our Diversity Committee, made up of a multidisciplinary team, represents the Company’s main corporate and business areas. Its mission is to promote a culture of diversity, equity, and integration at YPF.
Our strategy is based on the following seven conceptual principles that guide us while defining our annual plans and initiatives:

•	Create the context to reach across the entire company

•	Make a public commitment to move towards diversity, equity, and integration

•	Diagnose to understand the context and define action plans

•	Define goals, measure results and report

•	Stay flexible to adjust course

•	Raise awareness and communicate; and

•	Adapt to the context
Our plan focuses on the following three axes:

•	Diversity: To promote equal opportunities at YPF, its value chain and investee companies, and to be a point of reference for the community and clients.

•	Equality: To remove barriers related to admission, participation, development, compensation, and recognition that hinder equity and equal opportunities.

•	Integration: To promote engagement, innovation, and resilience through a sense of belonging.
Highlights
We are one of the five leading companies driving the Argentina Gender Equality Initiative with the support of the Interamerican Development Bank (IDB) and the World Economic Forum (WEF).
We support the Women’s Empowerment Principles (“WEPs”) from the UN Women and the United Nations Global Compact.
In 2020, we received the Bronze distinction in the Large Companies category of the WEPs Argentina Award “Empresas por ellas” First Edition as well as the Certificate of Recognition for our Action Plan.

At the beginning of 2021, we signed an agreement with the Argentine Ministry of Women, Gender and Diversity with the aim of creating an institutional framework to promote joint actions in terms of gender, equality, diversity, prevention and attention of gender-based violence situations.
We are members of the IAPG Diversity and Inclusion Commission.
Diversity continues to be a strategic value in our Sustainability Report and we continue to communicate our action plan results to different groups of interest.
Gender equality and diversity are a core value in our Code of Ethics and Conduct. We have a Diversity & Inclusion Policy and, a Workplace Free of Abuse and Harassment Policy as additional annexes to our Code, a Behavior Manual, an Equal Opportunities Protocol and a Gender Identity Transition Protocol.
Since 2020, our Domestic Violence Subcommittee, which includes allies from our Compliance team, the Diversity Committee, our People and Culture team, YPF’s Health team and our Labor Relations and Legal Affairs departments, leads the implementation of our Domestic Violence Protocol to accompany the women in our Company who are going through domestic violence situations.
To get closer to the milestone of reaching 25% of women in leadership positions in 2025, we define annually participation goals for women in leadership positions, hiring new professionals and implementing internships. We started 2018 with a 11.9% of women in leadership positions and finished 2021 with a 16.5%.
We continue to monitor indicators that make it possible to assess potential barriers to the admission, participation, development, compensation, and recognition of women at YPF.
In 2017, we carried out a survey that allowed us to identify the main barriers that women encountered in developing their careers and designed a specific action plan on ten areas of work to remove those barriers. At the beginning of 2021, we conducted a survey to find out the impact of the implemented actions and the perception of progress on each of these axes.
Diversity and gender equity perspective is integrated into the processes of recruitment, mobility, young professionals and internship admissions, talent review, succession plans and salary gap review.
In 2021, we continued LIFE a Leadership program focused on female leadership and our internal mentoring program. Modules on diversity and gender equality are included in the Company’s leadership programs and diversity and gender equity perspective is integrated in communications to leaders.
To promote
co-responsibility
and gender equity, in 2021, we extended care licenses for pregnant and non-pregnant
caregivers.
We carry out communication campaigns, workshops, and open talks to raise awareness about gender, diversity, self-development, co-responsibility,
good treatment, unconscious bias, equal opportunities, and
non-discrimination.
We also developed a Language guide with gender empathy.
In 2021, we launched communication campaigns for 8M (International Women’s Day) to celebrate our achievements related to gender equality and to ponder on the challenges that lie ahead and for 25N (International Day for the Elimination of Violence against Women), to raise awareness about gender-based violence, call for action to eradicate it, and reinforce the dissemination of Line 144.
Since 2016, we have developed Employability Programs that reach different social groups in situations of vulnerability: people with physical and intellectual disabilities, individuals between 18 and 24 years of age from adverse social environments and people who have been deprived of their freedom.
In 2021, we launched an Employability Program for people with technical skills, with a focus on women in this specialty, in which 67 participants (37 women and 30 men) took part.
All of our aforementioned programs, carried out with the support of the National Ministry of Labor, have a federal scope and provide their participants with certifications that strengthen their profiles and facilitate their incorporation into the formal labor market.
We continue to promote our Responsible Inclusive Purchase Program (
Programa de Compras Inclusivas Responsables
), adding organizations to our Inclusive Supplier Base and carrying out internal actions aimed at increasing the participation of these organizations in the provision of different supply needs.
To transcend our internal scope, we accompany our investee companies in the development of their own surveys and diagnoses to define action plans appropriate to their realities. We also extend our best practices to supplier companies, contractors and unions with the aim of developing joint actions to promote diversity, equity and integration.
Employee Matters
Our total workforce consists of permanent and temporary employees. As of December 31, 2021, 2020 and 2019, we had 21,321, 20,298 and 22,932 employees, respectively. In 2021, the number included 8,634 employees in the Downstream business segment, 3,276 employees in the Upstream business segment, 1,411 employees in the Gas & Power business segment and 8,000 employees in the Central Administration and Other business segments. We had 2,024 temporary employees in 2021. The most significant variation in 2021 included an increase of employees at
A-Evangelista
S.A., our engineering and construction company, by 1,120 employees mainly due to the implementation of new projects.

The following table provides a breakdown of our employees by segment as of December 31, 2021.

Employees by business units
Upstream	3,276
Downstream	8,634
Gas and Power (1)	1,411
Central Administration and Others (2)	8,000

Total YPF	21,321

(1)	Includes 1,254 employees of Metrogas and its subsidiaries.
(2)	Includes 5,968 employees of A-Evangelista S.A.
The following table provides a breakdown of our employees by geographic location as of December 31, 2021.

Employees by geographic location
Argentina	21,151
Rest of South America	170

Total YPF	21,321

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
In addition, labor conditions and salaries of third-party employees are mainly represented by sixteen other unions. Approximately 57% of third-party employees, mostly in the Upstream business, are represented by nine unions with whom we directly negotiate labor agreements and salaries. These unions are clustered into three groups: Petroleros Privados, which consists mainly of five unions, Personal Jerárquico, which consists of three unions, and SUPeH Emprendimientos. The remaining 43% of third-party employees are represented by unions with whom we do not participate in labor agreements.
During 2020, despite the complex scenario set up by the pandemic (see “Item 5. Operating and financial review and prospects—Macroeconomic conditions—COVID-19
pandemic outbreak”), complementary agreements to the main collective bargaining agreements were elaborated, which resulted in better levels of efficiency, productivity and sustainability in the operations. These complementary agreements were signed with Neuquén, Santa Cruz, Mendoza and Chubut provinces’ Unions. During 2021, it was possible to extend the validity of the productivity agreements reached in 2020 with the exception of productivity agreements in Neuquén, which are complementary agreements to the main collective agreements, which contributed to improved levels of efficiency, productivity and sustainability in operations, allowing for the adjustment of third-party employees to the workforce according to production levels.
As of December 31, 2021, YPF was a party to approximately 1,166 labor lawsuits. The outcome of these lawsuits will depend on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and nature of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations. Additionally, during 2020, due to the consequences of the
COVID-19
outbreak, the Argentine government declared the public emergency in occupational matters until December 31, 2022.
As of December 31, 2021, there were also approximately 39,000 third-party employees under contract, mainly with large service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we are not in a position to ensure that the contractors employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that recognized joint and several liabilities between the contractor and the entity to which it was supplying services under certain circumstances.

ITEM 7.	Major shareholders and related party transactions
The Expropriation Law has significantly changed our shareholding structure. See “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of the Company”. Additionally, see “Item 4. Information on the Company—History and development of YPF” for a description of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.
The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Argentine federal and provincial governments and our Participated Ownership Program (
Programa de Propiedad Participada
or “PPP”) as of April 11, 2022:

	Number of shares	(%)
Shareholders Class D:
National State (1)	200,589,525	51.000%
Floating (2)	192,671,458	48.987%
Shareholders Class A:
National State (3)	3,764	0.001%
Shareholders Class B:
Argentine provincial governments (4)	7,624	0.002%
Shareholders Class C:
Employee fund (5)	40,422	0.010%

(1)
The Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. See “Item 4. Information on the Company—History and development of YPF”.

(2)
According to data provided by The Bank of New York Mellon, as of April 11, 2022, there were 154,784,922 ADSs outstanding and 48 holders of record of ADSs. Such ADSs represented approximately 39% of the total number of issued and outstanding Class D shares as of such date.

(3)	Reflects the ownership of 3,764 Class A shares by the Argentine Republic.

(4)	Reflects the ownership of 7,624 Class B shares by provincial governments.

(5)	Reflects the ownership of 40,422 Class C shares.
Related party transactions
All material transactions and balances with related parties as of December 31, 2021, are set forth in Note 36 to the Audited Consolidated Financial Statements. The main related party transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps. 49,756 million in 2021), our purchase of petroleum and other products and services that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps. 34,632 million in 2021), as well as what is mentioned in the following paragraphs.
In addition, the Argentine Republic owns 51% of the shares of the Company (See “Item 4. Information on the Company—History and development of YPF”). Consequently, and in addition to transactions mentioned in the paragraph above, we also inform the agreements with the federal government, as well as with certain agencies, institutions or companies with state participation.
The information disclosed in Note 36 to the Audited Consolidated Financial Statements disclose the balances and transactions with joint ventures and affiliated companies for the twelve-month period ended as of December 31, 2021, December 31, 2020 and December 31, 2019. Information regarding major transactions with government entities are also described in Note 36 to the Audited Consolidated Financial Statements.
In addition, see Note 2.b.10.iii to the Audited Consolidated Financial Statements regarding our long-term share compensation plan and other plans offered to certain personnel.
For an organizational chart showing our organizational structure, including our interests in our principal affiliates, see Note 1 to the Audited Consolidated Financial Statements.
Argentine Law concerning related party transactions
Sections 72 and 73 of the Capital Markets Law provide that before a company whose shares are listed in Argentina (the “Issuer”) may enter into an act or contract involving a “significant amount” with a “related party” or “related parties”, the Issuer must obtain approval from its Board of Directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction may be reasonably be deemed consistent with those that could be obtained on an arm’s-length
basis.
For the purpose of Section 72 of the Capital Markets Law and CNV Regulations, “significant amount” means an amount that exceeds 1% of the Issuer’s Shareholders Equity as reflected in the latest approved financial statements. For purposes of these Sections of the Capital Markets Law, “related party” means, in relation to the Issuer, (i) its directors, members of the Supervisory Committee or of the Surveillance Committee, as well as its general o especial managers appointed in accordance with Section 270 of the General Corporations Law; (ii) the persons or entities that control or hold a “significant participation” (as regulated by CNV) in the Issuer or in its controlling shareholder; (iii) any other company under common control of the same controlling company; (iv) ascendants, descendants, spouses or siblings of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly “significant participations”.
As long as it is not included in items (i) to (v) above, a company controlled by the Issuer shall not be considered a “related party” with regards to Section 72 of the Capital Markets Law.

For the purposes of this Section 72 of the Capital Markets Law, and pursuant to CNV regulations the term “Significant Participation” shall be deemed to refer to such persons that hold an interest of at least 15% of the capital stock, or a lesser amount when they have the right to appoint one or more directors by class of shares or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.
The acts or contracts referred to above, immediately after being approved by the board of directors, shall be disclosed to the CNV, making express indication of the audit committee’s and/or independent valuation firms’ opinions, as the case may be. Additionally, on the business day following the day the transaction was approved by the board of directors, the Audit Committee’s or the independent valuation firms’ opinions, as the case may be, shall be made available to the shareholders at the Issuer’s principal executive offices. This shall also be informed to the shareholders by a publication in the market’s bulletin.
If the Audit Committee and/or the two independent valuation firms do not consider that the transaction is on arm’s-length
terms, approval must be obtained at the Company’s shareholders’ meeting, prior to the transaction.

ITEM 8.	Financial information
Financial Statements
See Item 18 for our Audited Consolidated Financial Statements.
Legal proceedings
The descriptions of the legal proceedings in Notes 16, 32 and 33.b to the Audited Consolidated Financial Statements are incorporated herein by reference.
For additional information about subsequent events relating to legal proceedings, see Note 39 to the Audited Consolidated Financial Statements.
Dividend policy
See “Item 10. Additional information—Dividends”.
Significant changes
Since December 31, 2021, there have been no significant changes regarding the Company. Notwithstanding the foregoing, see Note 39 to the Audited Consolidated Financial Statements.

ITEM 9.	The offer and listing
Shares and ADSs
New York Stock Exchange
The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF”. The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (the “Depositary”).
According to data provided by The Bank of New York Mellon, as of April 11, 2022, there were 154,784,922 ADSs outstanding and 48 holders of record of ADSs. Such ADSs represented approximately 39% of the total number of issued and outstanding Class D shares as of such date. Approximately 10% of the total number of issued and outstanding Class D shares trade in BYMA that is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the BASE. Trading on BYMA is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through Millenium, which allows electronic negotiation with automatic execution of transactions. Currently, all transactions relating to listed securities can be executed through Millenium.
Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, who are responsible for a growing percentage of trading activity, consist mainly of insurance companies and to a lesser extent mutual funds.
The last information available to us regarding the Argentine stock market is set forth in the table below:

	2021		2020		2019
Market capitalization (in billions of pesos) (1)	4,287		2,844		2,409
As percent of quarterly GDP	9%	(2)	10%	(2)	11%	(3)
Volume (in billions of pesos)	57,837	(4)	32,814	(4)	10,657
Average daily trading volume (in millions of pesos)	112,037		65,595		32,080

(1)	Market capitalization as of end of December for each year – Instituto Argentino de Mercado de Capitales (“IAMC”) data

(2)	INDEC GDP Preliminary Data.

(3)	INDEC GDP Provisional Data.
(4)	IAMC data – bilateral negotiations.
During 2021 our ADSs fluctuated between a minimum of US$ 3.25 and a maximum of US$ 5.72, and as of December 31, 2021 our ADSs had a price of US$ 3.82. As of December 31, 2020, our ADSs had a price of US$ 4.70 (reaching a minimum of US$ 2.57 during March 2020), mainly influenced by international markets and the
COVID-19
pandemic, and during 2019 the price of our ADSs reached a maximum of US$ 18.50.

Admission to the ByMA Corporate Governance Plus Panel
The Company is a member of the special panel denominated “Corporate Governance Plus Panel” (CG+ Panel) created by ByMA in December 2018.
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
The Argentine securities market is regulated and overseen by the CNV, pursuant to the Capital Markets Law which governs the regulation of securities exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the BCRA.
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
Among the key provisions of the Capital Markets Law are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Capital Markets Law includes provisions regarding the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system – as well as regulations for voluntary tender offers—and other provisions, like new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV pursuant to General Resolution No. 622/2013, as amended. Before offering securities to the public in Argentina, an issuer must fulfill certain requirements established by the CNV in regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on an authorized market. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements, audited annual financial statements in accordance with IFRS and various other periodic reports with the CNV and the authorized market on which their securities are listed, as well as to report to the CNV and the relevant authorized market any event related to the issuer and its shareholders that may materially affect the value of the securities traded.
Anti-Money Laundering and Counter Terrorism Financing Regulations
Argentine Law No. 25,246, the Anti- Money Laundering and Terrorism Financing Regime (as amended and/or complemented from time to time, “the AML/CFT Regime”), categorizes money laundering as an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, and allowed for sanctions for money laundering that are not necessarily linked to the participation in the crime that originated the funds subject to such money laundering.
The Financial Information Unit (“UIF”) is the designated authority to enforce the AML/CFT Regime and a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy. The UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with AML/CFT Regime. Whenever the information furnished, or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office (Ministerio Público Fiscal) so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings.

The AML/CFT Regime, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“
Sujetos obligados
” or “Reporting Subjects”), which are legally bound to inform and collaborate with the UIF. The following persons, among others, are Reporting Subjects before the UIF: (i) banks, financial entities and insurance companies; (ii) exchange agencies; (iii) Settlement and Clearing Agents, Trading Agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; Crowdfunding companies, Global Investment Advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts; (iv) government organizations such as the BCRA, the AFIP, the Superintendence of Insurance of the Nation, the CNV and the IGJ; and (v) professionals in the area of economic sciences and notaries public.
The Reporting Subjects have the following duties: (i) obtaining documents from clients that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy); (ii) conduct due diligence procedures on their clients and report any suspicious operations or facts; and (iii) refrain from disclosing to the client or third parties the actions being conducted in compliance with the AML/ CFT Law. Within the framework of suspicious operation report analysis, Reporting Subjects shall not refrain from disclosing to UIF any information required from them, alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of legal or contractual nature.
Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the BCRA and the CNV are considered “Specific Control Agencies”
(“Órganos de Contralor Específico”).
In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects under control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in both administrative penalties by the UIF and criminal penalties.
The BCRA and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that these entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.
Essentially, the aforementioned regulations (the Consolidated Texts of which were subsequently approved by UIF Resolution No. 156/18), change the formalistic regulatory compliance approach to a Risk Based Approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 are adopted, establishing the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.
The rules issued by the CNV stipulate, among other provisions, that the Reporting Subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative
or high risk by the FATF.
Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money
laundering and
anti-terrorist
financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.
The voluntary system of declaration under the Argentine Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/16 (jointly the “Tax Amnesty Framework”) established that the information voluntarily submitted under the Tax Amnesty Framework may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty Framework and to provide it with all information required by it, not being able to oppose fiscal secrecy.
In November 2018, the UIF published Resolution No. 134/2018, modified by Resolution No. 15/2019, which updates the list of people who should be considered politically exposed persons in Argentina, considering the functions they perform or have performed, as well as its closeness or affinity relationship with third parties that perform or have performed in such functions.
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
Entities are liable for those crimes carried out directly or indirectly, with their intervention or in their name, interest or benefit. An entity is also liable for the acts of others if a third-party, without any capacity, acted in the benefit or interest of such entity.
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
Penalties can be graduated by judges, who will contemplate compliance with internal rules and procedures, the number and hierarchy of the officials, employees and collaborators involved, the lack of surveillance, the extent of damage caused, the amount of money involved, the willingness to reduce or repair the damage and recidivism.
An entity will be exempted from penalties and administrative liability if it has (i) self-reported an offense under the Corporate Criminal Liability Law; (i) implemented, prior to the fact under prosecution, an adequate monitoring and supervision system, pursuant to the risks of its activity, dimension and economic capacity, (the “Compliance Program”), and (iii) returned the undue benefit obtained.
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
Class C shares
As a result of the transactions carried out according to the Privatization Law, the Argentine government’s ownership percentage of our capital stock was reduced from 100% to approximately 30%, including shares that had been set aside to be offered to our employees upon establishment of the terms and conditions by the Argentine government in accordance with Argentine law. The shares set aside to be offered to employees represented 10% of our outstanding capital stock.
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
See Note 30 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—History and development of YPF”.
Memorandum and articles of association
YPF’s
by-laws
were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993, at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993, under number 5,109 of the book of Corporations number 113, volume “A”.
At a shareholders’ meeting on April 30, 2021, YPF’s shareholders approved an amendment to YPF’s by-laws,
registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021, under No. 12,049, Book 103 of Corporations, which are also available at the offices of YPF, and on its own web site at
https://www.ypf.com/english/investors/Corporate-governance/Paginas/By-Laws.aspx

Corporate Purpose
Pursuant to article four of our bylaws, the corporate purpose of YPF is to carry out, per se, through or in association with third parties, the following activities:

(i)	survey, exploration and exploitation activities of liquid and/or gaseous hydrocarbon fields and other minerals;

(ii)
processing, transportation and marketing of these products and of the direct or indirect by-products
thereof, including petrochemical and chemical products, whether by-products
of hydrocarbons or not; and

(iii)	generation of electricity from hydrocarbons.
For this purpose, the Company shall be entitled to process, use, purchase, sell, exchange, import and export the said products and/or by-products
and to carry out any other operation complementary to its industrial and commercial activities, or any such operation as shall be necessary for the fulfillment of its purposes. For a better discharge of these purposes, the Company shall be entitled to create, associate with, or participate in private or public entities domiciled in the country or abroad, to the extent permitted by these by-laws.
For a detailed description of YPF’s corporate purpose, see “Item 4. Information on the Company” YPF’s object is set forth in Section 4 of its by-laws.
Shareholders’ Meetings
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
Notices of meetings
Notice of shareholders’ meetings must be published in the Official Gazette, and in an Argentine newspaper of wide circulation for 5 days and also in the bulletin of the BASE, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held (with an interval of at least one hour from the hour for the first call) without publication of the call if all the shares of the outstanding share capital of the Company are present in the meeting and resolutions are adopted by unanimous vote of shares entitled to vote.
Quorum and voting requirements
Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. In case of a meeting on second call (provided that the quorum is not available at the first meeting) quorum is of whichever number of shares present in the meeting. Action may be taken by the holders of an absolute majority of votes present that may be issued. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote and pursuant to our by-laws
if such quorum is not available, a meeting on second call may be held, with the presence of any number of shares entitled to vote. In both cases action may be taken, by the holders of an absolute majority of the votes present.
Our
by-laws
establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws,
(iii) delisting of our shares from ByMA or NYSE, and (iv) a
spin-off
by the Company, when as a result of such
spin-off
25% or more of our assets are transferred to the resulting corporations, (even in case that such result is reached by several spin-offs during a one year term), a majority of the shares representing at least 75% of our voting shares is required, either in first and second call.
Our
by-laws
also establish that in order to approve (i) certain amendments to our by-laws
concerning transfer of shares and tender offers , (ii) the granting of certain guarantees in favor of our shareholders, (except when the guarantee and the guaranteed obligation were assumed while procuring the corporate purpose set forth in our by-laws) (iii)
total cessation of refining, commercialization and distribution activities and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, both in first and second call.

The affirmative vote of Class A shares, voting at a special meeting of the holders of such shares is also needed to: (i) decide upon the merger of the Company; (ii) approve any acquisition of shares by a third-party representing more than 50% of the Company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the Company’s exploration and production activities; (iv) voluntarily dissolve the Company; (v) transfer our legal or fiscal domicile outside Argentina and (vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.
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
Under the Argentine General Corporations Law, foreign companies that own shares in an Argentine corporation are required to register in the National Corporations Registry (held by the Ministry of Justice and Human Rights, or the agency to be determined by such ministry to that effect, according to Decree No. 27/2018 – published on January 11, 2018, in the Official Gazette) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. Accordingly, if a non-Argentine
company owns Class D shares directly (rather than in the form of ADSs) and it fails to register in the National Corporations Registry, its capacity to exercise its rights as a holder of Class D shares may be limited.
According to Section 62 Bis of the Capital Markets Law and to General Resolution No. 789 of the CNV, issued on March 29, 2019, foreign companies may vote in shareholders’ meetings by a duly authorized attorney in fact.
Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on resolutions regarding the approval of their management duties, their responsibility or removal for cause.
A shareholder who has a conflict of interest with the Company and who does not abstain from voting may be liable for damages to the Company, but only if without such shareholder’s vote the majority required to validly adopt the relevant resolution would not be reached. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law, our by-laws
or its internal regulation, may be held jointly and severally liable for damages to the Company or to other third parties, including shareholders.
The affirmative vote of our majority is needed to adopt certain resolutions of the Company.
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
The Supervisory Committee may elect directors in case of vacancies, in accordance with our by-laws
and the Argentine General Corporations Law. In these cases, the member of the Supervisory Committee elected by the Class A shareholder – after consulting with the shareholder- may elect a director of the same class. The members of the Supervisory Committee elected by Class D shareholders may elect directors of that same class.
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

Duties and liabilities of Directors
In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent businessperson. Directors are jointly and severally liable to the Company, its shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws
or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws,
company regulations, or by resolution of the shareholders’ meeting. In such cases, if the assignment of specific duties is duly registered, a director’s liability will be determined by reference to the performance of such duties.
Only shareholders, through a shareholders’ meeting may authorize directors to engage in activities in competition with the Company. Transactions or contracts between directors and the Company in connection with its activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the Argentine General Corporations Law require prior approval of the Board of Directors or the Supervisory Committee. In addition, these transactions must be subsequently approved by the shareholders at a general meeting. In case the shareholders meeting does not approve the relevant transaction, the directors and members of the Supervisory Committee who approved such transactions will be held jointly and severally liable for any damages caused to the Company and the agreement will be considered void.
Any director whose personal interests conflicts with those of the Company, shall notify the Board of Directors and the Supervisory Committee and abstain from participating and voting on the matter. Otherwise, such director may be held jointly and severally liable for the damages caused by his acts and omissions.
A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or judicial action is brought to the courts. Any liability of a director to the Company terminates upon approval of the director’s action or by express waiver or settlement by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws
or other regulations.
Foreign Investment Legislation
Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment, other than broadcasting, acquisition of land located in frontier border areas (and other security areas) according to
Law-Decree
No. 15,385/1944 (as amended and supplemented from time to time) or rural land by foreign individuals or legal entities according to Law No. 26,737 (as amended and supplemented from time to time), is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder (with respect to YPF, see “Item 4. Information on the Company—History and development of YPF”).
Dividends
Under our
by-laws,
all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except for shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No preferred shares have been issued by the Company as the date of this annual report.
The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. The Board of Directors may resolve to distribute interim dividends if certain requirements are met. The directors, members of the Supervisory Committee and members of the Surveillance Committee, as the case may be, are jointly and severally responsible for such payments and distributions.
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
On March 4, 2021, the Board decided to propose the following to the general ordinary shareholders’ meeting: (i) to fully disallow the reserve for future dividends, the reserve for the purchase of own shares and the reserve for investments; (ii) partially absorb the accumulated losses in retained earnings up to Ps. 13,184 million against the amounts corresponding to the deactivated reserves for up to said amount. The proposal of the Board was approved by the Ordinary and Extraordinary Shareholders’ Meeting on April 30, 2021.
Additionally, as mentioned in Note 16.a.5) to the Consolidated Financial Statements, the Company adhered to the Extended Moratorium provided for by Law 27,541 on Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework and its amendments. By virtue of the restrictions established in point 6.6.1 of Article 13 of Law 27,541, in the event that the Company decides to distribute dividends prior to August 26, 2022, it must first proceed to pre-cancel
said tax debt, which would not imply incurring additional costs. However, in October 2021 that restriction was declared ineffective by Law 27,653, which is applicable to the Company.

The following table sets forth for the periods and dates indicated, the dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2017	-	-	-	1.82	1.82
2018	-	-	-	3.05	3.05
2019	-	-	5.85	-	5.85
2020	-	-	-	-	-
2021	-	-	-	-	-
For information about taxation on dividends see “—Taxation—Argentine tax considerations”.
Amount available for distribution
Under Argentine General Corporations Law, dividends of a listed Argentine company that makes public offering of its shares may be lawfully paid only out of liquid and realized profits reflected in the annual audited financial statements of the Company prepared in accordance with accounting rules prevailing in Argentina and CNV regulations and approved at a shareholders’ meeting. The Board of Directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, in cash, or based on special or quarterly financial statements with the report of the external auditor and the Supervisory Committee, in which case the members of the Board, the members of the Shareholders’ Surveillance Committee (
Consejo de Vigilancia
) when applicable, and of the Supervisory Committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.
According to the Argentine General Corporations Law and our
by-laws,
the Company is required to maintain a legal reserve of at least 5% of the fiscal year’s income until such reserve equals 20% of the then-outstanding capital stock of the Company. The legal reserve is not available for distribution to shareholders.
Under our
by-laws,
the Company’s liquid and realized profits are applied as follows:

1.	at least 5% of net income, plus (less) prior fiscal year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital;

2.
an amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors”;

3.	an amount is segregated to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be (the Company does not currently have preferred stock); and

4.	the remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.
Our Board of Directors submits the Company’s financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, at the annual ordinary shareholders’ meeting for approval. Within four months as from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the yearly financial statements of the Company and determine the allocation of its net income for such year.
Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 calendar days from the shareholders’ meeting approving such dividends. In cases where the shareholders meeting delegates the authority for the distribution of dividends to the Board of Directors, the payment of dividends has been usually resolved within 30 days from the relevant Board of Directors’ resolution.
In the case of payment of stock dividends, or payment of both stock and cash dividends, both shares and cash as the case may be are required to be available within three months of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends declared by the shareholders’ meeting is five years from the date on which it has been made available to the shareholder.
Under the deposit agreement, subject to certain terms and conditions set out in the deposit agreement—including, among others, the depositary’s determination that currency it receives other than U.S. dollars can be converted on a reasonable basis into U.S. dollars in a manner consistent with legal restrictions on foreign exchange—the depositary converts dividends it receives on deposited shares in currency other than the U.S. dollar into U.S. dollars and distributes the amount thus received to the holders of ADRs associated with those shares.
For information about exchange regulation on dividends payments see “—Exchange regulations—Specific Provisions Regarding Access to the FX Market—Distribution of profits and dividends”.
Remote Meetings
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

The issuing entity must guarantee free accessibility to the meetings of all shareholders, with voice and vote.

a.	The communication channel must allow the simultaneous transmission of sound, images and words throughout the meeting, as well as their recording on digital media.

b.	Recording of the meetings in digital format and conservation for a term of 5 years.

c.
The call to a meeting of the governing body must indicate precisely the chosen means of communication, the mode of access in order to facilitate participation and the proceedings adopted to issue the vote by digital means. Shareholders must communicate their participation by email and those who participate through proxies must send the company 5 business days prior to the holding of the meeting the corresponding enabling instrument, sufficiently authenticated.

Additionally, in cases where the possibility of shareholders holding meetings remotely is not provided for in the by-laws,
the following precautions must also be met: 1. In addition to the publications that by law and corporate by-laws
correspond, the company must disseminate the call by all means reasonably necessary, in order to guarantee the rights of its shareholders. 2. The meeting must have the required quorum for extraordinary meetings and approve as the first item on the agenda to hold it remotely with the majority required for the amendment of the by-laws.
Meetings may be held virtually and remotely to the extent permitted by applicable regulations.
Through Decree No. 867/2021, the health public emergency was extended until December 31, 2022. Additionally, CNV established that the validity of RG 830 will remain in force for the holding of remote meetings under the terms and conditions set forth therein. Nevertheless, each company’s board of directors must analyze the option of holding virtual meetings and merit the particular conditions under which such meetings may be held, guaranteeing compliance with the corresponding legal and health precautions.
The
by-laws
of the Company contemplate the possibility of holding remote meetings by the Shareholders, the Board of Directors and the Supervisory Committee.
Preemptive and accretion rights
Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe a number of shares of the same class sufficient to maintain the holder’s existing proportionate holding of shares of that class. Preemptive rights also apply to issuances of convertible securities, but the shareholders of the issuer shall not have preemptive rights in relation to the shares issued to attend conversion requests of such securities.
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
Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available (see “Item 3. Key information—Risk factors—Risks relating to our Class D shares and ADSs—You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs”).
Preemptive rights are exercisable during the 30 days following the last publication of notice (which shall be made for 3 days) informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as YPF, may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the last publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws,
the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.
Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any non-preempted
shares, in accordance with the following procedure:

1.
Any
non-preempted
Class A shares will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise preemptive rights with respect to non-preempted
Class A shares.

2.
Any
non-preempted
Class B shares will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any non-preempted
Class B shares.

3.
Any
non-preempted
Class C shares will be assigned to any PPP participants who exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any non-preempted
Class C shares.

4.
Any
non-preempted
Clase D shares will be assigned to holders of Class D shares that exercised their preemptive rights and indicated their intention to exercise accretion rights; any remaining Class D shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise accretion rights.

The term for exercise of accretion rights is the same as that fixed for exercising preemptive rights.
In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the National Corporations Registry (under the purview of the Ministry of Justice and Human Rights) in order to exercise certain shareholder rights, including voting rights. If you own our Class D shares directly (rather than through ADSs) and you are a non-Argentine
company and you fail to register with the respective National Corporations Registry, your ability to exercise your rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law No. 26,831 and to General Resolution No. 789 of the CNV, both applicable to the Company, foreign companies that are shareholders of YPF may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact.
Voting of the underlying Class D shares
Pursuant to our
by-laws,
each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any shareholders’ meeting of YPF, except that specific procedures apply to the election of Directors. See “—Directors—Election of Directors”. The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of ADRs evidencing ADSs, which will contain the following:

1.	a summary in English of the information contained in the notice of such meeting;

2.
a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, our by-laws
and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares evidenced by their respective ADSs; and

3.	a statement as to the manner in which such instructions may be given to the Depositary.
The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders of the ADRs evidencing the ADSs. With regards to the Class D shares as to which the Depositary receives no instructions, the Depositary will vote them in accordance with the recommendations of our Board of Directors, provided that YPF delivers to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to our by-laws
or Board regulations. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.
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
Class A Veto Rights
Under our
by-laws,
so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the Company; (ii) approve any acquisition of shares by a third-party representing more than 50% of the Company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the Company’s exploration and production activities; (iv) voluntarily dissolve the Company; (v) transfer our legal or fiscal domicile outside Argentina and vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.
Reporting Requirements
Pursuant to our
by-laws,
any person who, directly or indirectly, through any means or title, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify the Company of such acquisition within 5 days of its closing, in addition to complying with any additional requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, the Company. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to the regulations of CNV, any person or entity that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose:
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
Similar information is required to be submitted to CNV and BYMA in the event of changes over the interests previously informed, until becoming a controlling shareholder in which case the regulations applicable to shall become applicable.
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

-	15% or more of the outstanding capital stock, or
-	20% or more of the outstanding Class D shares provided that such shares represent less than 15% of the capital stock; and

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
To the extent a public tender offer is required, the Offeror will be required to provide the Company with notice of, and certain specified information with respect to, such tender offer at least fifteen business days prior to the commencement of the offer, as well as the terms and conditions of any agreement with any shareholder proposed for the Control Acquisition (a “Prior Agreement”). The Company will send by mailing to each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to send by mailing or by other means to each shareholder and holder of convertible securities a copy of the notice and shall publish a notice containing substantially the same information required for the notice in a newspaper of general circulation in Argentina, New York and each other city in which the Company’s securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to us, until the offer expires.
Our Board of Directors shall call a special meeting of the holders of Class A shares to be held 10 business days following the receipt of the Offeror´s notice for the purpose of considering the tender offer and submitting the Board of Directors recommendation in relation to it. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

Such tender offers must be carried out in accordance with a procedure specified in our by-laws
and in accordance with any applicable additional or stricter requirements of the jurisdictions where the tender offer takes place or of the stock exchanges where the Company´s share and securities are listed. Pursuant to our by-laws,
the Offeror must offer the same price to all shares tendered, and such price may not be less than the highest of the following:

(i)
the highest price paid by, or on behalf of, the Offeror for Class D shares or convertible securities during the two years prior to the notice provided to the Company, subject to certain antidilution adjustments with respect to Class D shares;

(ii)	the highest closing sale price for the Class D shares on the BASE during the thirty-day period immediately preceding the notice provided to the Company, subject to certain antidilution adjustments;

(iii)
the price resulting from clause (ii) above multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Offeror for Class D shares during the two years immediately preceding the date of the notice provided to the Company and the denominator of which shall be the closing price for the Class D shares on the BASE on the date immediately preceding the first day of such two-year
period on which the Offeror acquired any interest in or right to any Class D shares, in each case subject to certain antidilution adjustments; and

(iv)
the net earnings for the Company per Class D share during the four most recent full fiscal quarters immediately preceding the date of the notice provided to us, multiplied by the higher of (A) the price/earnings ratio during such period for Class D shares (if any) and (B) the highest price/earnings ratio for the Company in the two-year
period immediately preceding the date of the notice provided to the Company, in each case determined in accordance with standard practices in the financial community.

Such offer must remain open for a minimum of 20 days and a maximum of 30 days as of the authorization date of the public tender offer by the CNV, and shareholders and holders of securities contemplated in the tender offer shall have the right to withdraw tendered shares and/or securities at any time before the date of expiration of the offer. Following the close of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, unless the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, in which case the Offeror may withdraw the tender offer. Following the close of the tender offer, the Offeror may consummate any Prior Agreement within 30 days following the close of the tender offer; provided, however, that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to the Company on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.
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

(ii)
the highest closing sale price of shares of the Class on the BASE during the thirty days immediately preceding the date of announcement of the Related Party Share Acquisition or the date of any Control Acquisition by the Interested Shareholder, subject to certain antidilution adjustments;

(iii)
the price resulting from clause (ii) multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Interested Shareholder for any share of the Class during the two years immediately preceding the date of announcement of the Related Party Transaction and the denominator of which shall be the closing sale price for shares of the Class on the date immediately preceding the first day in the two-year
period referred to above on which the Interested Shareholder acquired any interest or right in shares of the Class, in each case, subject to certain antidilution adjustments; and

(iv)
the net earnings of the Company per share of the shares of the Class during the four most recent full fiscal quarters preceding the date of announcement of the Related Party Transaction multiplied by the higher of the (A) the price/earnings ratio during such period for the shares of the Class (if any) and (B) the highest price/earnings ratio for the Company in the two-year
period preceding the date of announcement of the Related Party Transaction, in each case determined in accordance with standard practices in the financial community.

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of our capital stock, or that constitutes a merger by the Company, must be approved in advance by the Class A shares while any such shares remain outstanding.
The Capital Markets Law and CNV Regulations:
In December 2018, the CNV issued General Resolution No. 779 regulating the tender offers regime provided for in Law No. 27,440 published in May 2018, which amended the Capital Markets Law. Under this regime, a mandatory tender offer at a fair price (determined according to such law) shall be issued by anyone who, acting individually or in coordination with others, has effectively obtained a controlling interest in a public company, which is deemed to occur (i) when obtaining, directly or indirectly, a percentage of votes equal to or higher than 50% of a public company, or (ii) when the percentage of votes obtained is below 50% but such person controls a public company (
i.e.
, has directly or indirectly, individually or jointly, as the case may be, an interest in the capital stock of the company or securities with voting rights that grants (whether in right or de facto
), the necessary votes to adopt resolutions in ordinary general shareholders meetings or to appoint or revoke the majority of the directors or members of the surveillance committee). The tender offer shall be submitted to the CNV for authorization as soon as possible after the closing of the relevant share acquisition, but no later than one month from such closing.
Material contracts
None.
Exchange Rates
From 1991 until the end of 2001, the Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate of peso 1/US$. On January 6, 2002, On January 6, 2002, the Law No. 25,561, (the “Public Emergency Law”), formally put an end to that U.S. dollar-peso parity. The Public Emergency Law, which had been periodically extended and expired on December 31, 2017, by Law No. 27,200, had granted the Argentine Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. However, on December 23, 2019, Law No. 27,541 was published, which again declared the public emergency until December 31, 2020. See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.
Currency controls that tightened restrictions on capital flows, exchange controls, and official U.S. dollar exchange and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods for the past years. By means of Decree No. 609/2019 (the “Decree”) dated September 1, 2019, as amended , the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree. At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7,422, as subsequently amended and supplemented from time to time by BCRA’s communications (the “FX Regime”). See “—Exchange regulations”.
The BCRA requested the CNV to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Article 3 of the Decree, established various measures to avoid such elusive practices and operations.
The following table sets forth the annual low, high, average and period-end
exchange rates for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the BCRA. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine peso.

	Low	High	Average (1)	Period End
	(pesos per U.S. dollar)
Year ended December 31,
2017	15.17	18.83	16.76	18.77
2018	18.42	40.90	29.32	37.81
2019	37.04	60.00	49.23	59.90
2020	59.82	84.15	71.61	84.15
2021	84.70	102.75	95.80	102.75
Month
January 2022	103.04	105.02	103.98	105.02
February 2022	105.14	107.44	106.31	107.44
March 2022	107.94	110.98	109.46	110.98
April 2022 (2)	111.13	112.13	111.72	112.13
Source: BCRA (Communication “A” 3,500)

(1)
Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

(2)	Through April 8, 2022.
No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.
Exchange regulations
Below is a description of the main exchange control measures implemented through the FX Regime:
Specific Provisions for Inward Remittances
Repatriation and Settlement of the proceeds of exports of goods
Proceeds of exports of goods must be repatriated and settled for pesos through the foreign exchange market (the “FX Market”) within a specific timeframe for the applicable goods or services in question. Regardless of these maximum terms for settlement, the FX Regime further established that payments for exports must be repatriated and settled through the FX Market within 5 business days following payment thereof.

In accordance with Section 2.6 of the FX Regime, exporters are authorized to avoid the settlement in pesos to the extent that: (a) the funds are credited in foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are entered to Argentina within the applicable terms; (c) the funds are simultaneously applied to the making of payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated
loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.
Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in pesos in the FX Market, up to the amount of the insured exported goods.
The exporter must appoint a financial entity to track each export transaction. The obligation of repatriation and settlement of foreign currency through the FX Market corresponding to a shipping permit will be considered satisfied when the entity designated for tracking purposes certifies that repatriation and settlement has taken place.
Local collections for exports of
on-board
supplies to foreign flagged means of transport (régimen de ranchos)
Regarding local collections for exports of
on-board
(
régimen de ranchos
) supplies to foreign flagged means of transport, it shall be considered that the follow-up
of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

(i)
The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

(ii)
An entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regime for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regime except for provisions of Section 3.13. and the local agent of the company that owns the foreign flagged means of transport shall have provided an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

(iii)	In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.
The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$ 250,000 in the calendar month.
Obligation to repatriate foreign currency from exports of services
Payments received for the rendering of services by residents to non-residents
must be repatriated and settled through the FX Market within a period of no more than 5 business days following payment thereof.
Application of exports proceeds
FX Regime authorizes the application of export proceeds to the repayment of:
(i) pre-export
financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export
financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds; and (iv) other foreign financial indebtedness subject to certain requirements as established in Sections 7.9 and 7.10 of the FX Regime. Also, it allows export proceeds to be held abroad to guarantee payment of new indebtedness, provided certain requirements are met.
Foreign financial indebtedness
Pursuant to Section 2.4 of the FX Regime in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime. As a result, although settlement of the loan proceeds is not mandatory, failure to settle them shall preclude future access to the FX Market for repayment purposes.
Access to the FX Market to make such payments more than three days prior to the due date is, as a rule, subject to prior BCRA approval. Prepayments done with funds from new, duly settled, foreign loans or in connection with debt refinancing or liability management processes may be exempted from such prior BCRA approval to the extent they comply with several requirements set forth in Section 3.5 of the FX Regime.
Until December 31, 2022, prior BCRA approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least 2 years).

Specific Provisions Regarding Access to the FX Market
General Requirements
As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the FX Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents;
remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others) without requiring prior BCRA approval. These include the following:

(i)	during the 90 days preceding the date of said access, the local company must not have:

(a)
sold in Argentina securities issued by residents for foreign currency, transferred such securities to a foreign depositary, exchanged such securities for other foreign assets, or, as of October 29, 2021, purchased foreign securities issued by non-residents
with pesos in Argentina; or

(b)
delivered pesos or other local liquid assets (e.g., Argentine sovereign bonds) to any individual or legal entity having a direct controlling interest in it, unless: (i) such delivery resulted from regular purchases of goods or services executed in its ordinary course of business, or (ii) it provides an affidavit from each such controlling individual or legal entity pursuant to which such persons declare they comply with the restrictions set forth in (i)(a) above, and undertake to comply with (ii)(d) below; and

(ii)	on the date of said access, the local company must:

(a)
not have any available foreign liquid assets in excess of US$ 100,000, BCRA Communication “A” 7,030 contains a non-exhaustive
list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any other investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.),

(b)	deposit all its local holdings of foreign currency in accounts held with local financial institutions,

(c)
undertake to settle through the FX Market within 5 business days as from receipt thereof, any funds received abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020,

(d)
undertake to, during the 90 days following said access to the FX Market, not sell in Argentina securities issued by residents for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina, and

(e)
not be included in the list of “issuers of fake invoices and similar documents” (
base de facturas o documentos equivalentes calificados como apócrifos
) kept by the Argentine Tax Authority (Administración Federal de Ingresos Públicos).

Payments of imports
Residents are authorized to access the FX Market for the payment of imports of goods in accordance with Section 10.1 of the FX Regime. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, providing rules governing such monitoring process and exceptions thereof.
1. As of March 4, 2022 access to the FX Market to make payments of imports of goods, is subject to the filing of a an Integral Import Monitoring System declaration (
Sistema Integral de Monitoreo de Importaciones
or “SIMI”) that meets any of the following:

a)	the import is associated to an approved SIMI registered until March 3, 2022,

b)	the import is associated to an approved SIMI type A,

c)
the import is associated to an approved SIMI type B and access to the FX Market takes place not earlier than 180 calendar days as from the date of the registry of the customs entry of the goods, except for certain specific exceptions.

d)	the import is associated to an approved SIMI type C and certain conditions established in the FX Regime are verified.
The annual FOB amount of SIMIs type A will be capped (with a proportional monthly cap) by a formula established in Section 10.3.2.7 of the FX Regime.
2. By means of Communication “A” 7,469 the BCRA established that imports associated to a SIMI type B corresponding to imports of oil, petroleum, bituminous mineral oils, their preparations and residues or oil gases, are not subject to the 180 calendar days requirement described above.
Pursuant to the FX Regime, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations including, among others, the liquidation of import financing and the entry of imported goods.
Additionally, pursuant to Section 10.11.1 of the FX Regime, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, prior BCRA approval will be required until December 31, 2022, unless any of the conditions stated in Sections 10.11.1 to 10.11.11 are met. Some of these conditions are:
a) the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the FX Market as of 2020, including the payment for which approval is sought, does not exceed in more than Ps. 250,000 the amount by which the importer would have access to the exchange market when computing: (i) the imports of goods registered on behalf of the relevant importer in the (SEPAIMPO) and that were registered between January 1, 2020 and the day prior to accessing the FX Market, (ii) plus the amount of payments made under other exceptions, and (iii) substracting the amount pending to be paid in Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019;

b) in the case of a deferred payment of imports corresponding to goods that have been shipped as of July 1, 2020, or that, having been shipped previously, have not arrived in the country before that date provided that they are associated with a SIMI that complied with Section 5 of Communication “A” 7,466;
c) it is a payment associated with an operation not included in section b) above, to the extent that it is intended for the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities;
d) in the case of demand payments of imports of goods or for commercial debt arising from imports of goods that do not have custom registration evidencing the entry of the goods into Argentina, provided that, among others:

-	the import corresponds to the importation of materials/supplies to be used for the production of goods in the country; and

-
the payments made under this section do not exceed, in the current calendar month and for the financial entities as a whole, the amount obtained by considering the average of the total amount of imports of materials/supplies computed by the company in the formula stated in a) above in the last twelve months, minus the amount of imports of goods that do not have custom registration evidencing entry of the goods into Argentina in a situation of delay recorded by the importer.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online BCRA’s databases.
As of January 3, 2022, among other requirements, if new financial indebtedness is settled through the FX Market and such indebtedness is entered into with a third-party, has an average life of not less than 2 years, and has no principal maturities until at least 3 months from settlement, then access to the FX Market shall be granted to pay for imports of goods upon maturity. This mechanism can only be used for up to US$ 10 million.
Payment of services provided by
non-residents
Pursuant to Section 3.2 of the FX Regime, residents may access the FX Market for payment of services rendered by non-residents
(except intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the Foreign Assets and Liabilities Reporting Regime. Access to the FX Market for payment of intercompany imports of services is, as a general rule, subject to prior BCRA approval.
As of January 3, 2022, among other requirements, if new financial indebtedness is settled through the FX Market and such indebtedness is entered into with a third-party, has an average life of not less than 2 years, and has no principal maturities until at least 3 months from settlement, then access to the FX Market shall be granted to repay intercompany services upon maturity and for services rendered at least 180 calendar days prior to requiring access to the FX Market or arising from a contract executed 180 calendar days prior to requiring access. This mechanism can only be used for up to US$ 10 million.
Access to the FX Market for the prepayment of debts for services requires prior authorization by the BCRA.
Foreign financial indebtedness
As mentioned above in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime.
Mandatory Refinancing Plan Regime
Section 3.17 of the FX Regime establishes that debtors with scheduled principal payments maturing between October 15, 2020 and December 31, 2022 relating to (i) foreign financial indebtedness of the non-financial
private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan (the “Refinancing Plan”) to the BCRA in line with the following criteria:
(a) debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and
(b) the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two years.
Further, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met.
The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$ 2 million per calendar month, and (iv) indebtedness originated as from January 1, 2020 and whose funds have been deposited and settled in the foreign exchange market; (v) indebtedness originated on or after January 1, 2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

Foreign financial indebtedness principal and services prepayment:
(1) access to the FX Market up to 45 calendar days prior to the maturity date for the payment of principal and services of foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Section 3.17 mentioned above and, additionally, when the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;
(2) access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and
(3) concerning scheduled principal repayments maturing between October 15, 2020 and December 31, 2022: (a) the BCRA will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in Section 3.6.1.3 of the FX Regime, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to Section 3.18 of the FX Regime.
In line with the BCRA regulations, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative
jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861 provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.
Repayment of foreign currency debt between residents
Access to the FX Market for the repayment of debts and other foreign currency obligations between residents, incurred on or after September 1, 2019, is banned.
However, exceptions have been established for the cancellation as from the maturity of principal and interest of:

-	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

-	Obligations in foreign currency between residents instrumented through public registries or deeds on or before August 30, 2019.

-
Issuances of debt securities made on or after September 1, 2019, for the purpose of refinancing foreign currency obligations between residents instrumented through public registers or deeds on or before August 30, 2019, and that entail an increase in the average life of the obligations.

-
Payment, at maturity, of principal and interest services under new issues of debt securities made as of November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in the country in foreign currency and (iii) the entirely of the funds obtained with the issuance are settled through the foreign exchange market.

-
The issuances made as of October 9, 2020, of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than two years and their delivery to creditors has allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regime.

-
The issuances made as of January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they were delivered to creditors to refinance pre-existing
debts with an extension of the average life, when it corresponds to the amount of capital refinanced, interest accrued up to the refinancing date and, the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

Payments of principal under debts with related counterparties until December 31, 2022

The BCRA’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2022, pursuant to Section 3.5.7 of the FX Regime. Such requirement shall not apply to the local financial institutions’ own transactions.
Section 3.5.4 of the FX Regime establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial
private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than two years.
Access to the FX Market for the payment of new issuances of debt securities
Access to the FX Market for the payment of principal and services of foreign-denominated debt securities publicly registered abroad when the debtor has settled through the FX Market an amount equivalent to the nominal value of the foreign indebtedness.
The above-mentioned requirement shall be considered complied with for the portion of debt securities publicly registered abroad issued as of January 7, 2021, intended to refinance pre-existing
debt by extending its average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have principal maturities schedule within 2 years, for the interest accrued up to the date of the refinancing and, the interest that would accrue during the first two years for the refinanced indebtedness and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts refinanced.
Duly registered securities that are denominated and payable in foreign currency in Argentina
In accordance with Section 2.5 of the FX Regime, resident debt issuers shall be granted access to the FX Market for the payment at maturity of principal and interest under duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) provided that the proceeds from the issuance are previously settled through the FX Market. However, the settlement of the proceeds from the issuance shall not be required as a condition for the future access to the FX Market, provided that certain conditions are met (i.e., the proceeds are deposited in local foreign currency-denominated bank accounts within the period established for the settlement of the proceeds, and the proceeds are simultaneously applied to operations that for which access to the FX Market would be granted, and the mechanism is tax neutral, among others).
Access to the FX Market by
non-residents
In accordance with Section 3.13 the FX Regime, prior approval by the BCRA will be required to access the FX Market by non-residents
for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the National Social Security Administration (“ANSES”), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident
individuals for tourism and travel expenses, up to a maximum amount of US$ 100 dollars, to the extent that the financial entity can verify in the online system implemented by the BCRA that the client has settled an amount equal or higher than the amount to be purchased within 90 days prior to the operation; (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the Argentine government pursuant to Laws No. 24,043, 24,411 and 25,914, as supplemented; and (g) repatriations of direct investments of non-residents
in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the FX Market as of October 2, 2020 and the repatriation take place at least two years after its entry.
Access to the FX Market for savings or investments purposes of individuals
Pursuant to Section 3.8 of the FX Regime, Argentine residents may access the FX Market for the purposes of foreign assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to US$ 200 (through debits to local bank accounts) or US$ 100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.
In all cases, general requirements detailed under section “
Specific Provisions Regarding Access to the FX Market—General Requirements
” apply.
Purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under Section 3.6 of the FX Regime, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$ 200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.
The relevant institution shall check the online system implemented by the BCRA to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero interest-rate loans” contemplated in Section 9 of Decree No. 332/2020, as amended, “Subsidized loans for companies” and/or “Zero interest-rate loans for independent workers engaged in cultural activities”.
Access to the FX Market by other residents -excluding entities- for the formation of foreign assets and for derivatives transactions
Pursuant to Section 3.10 of the FX Regime, access to the FX Market for the constitution of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the BCRA.

Access to the FX Market by security trusts for principal and interest payments.
Pursuant to Section 3.7 of the FX Regime, Argentine security trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly. Also, subject to certain conditions, a trustee may access the FX Market to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.
Derivatives transactions
Pursuant to Section 3.12 of the FX Regime, as of September 11, 2019, settlement of futures transactions in regulated markets, forwards, options and any other type of derivatives, entered into in the country are required to be made in local currency (i.e., pesos).
Likewise, access to the FX Market shall be granted for the payment of premiums, creation of guarantees and payments in connection with interest rate hedge agreements entered into by residents and foreign creditors that are reported and validated, as applicable, under the Foreign Assets and Liabilities Reporting Regime, provided that such collateral does not cover higher risks than the external liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the FX Market which shall follow up the transaction and shall file an affidavit undertaking to repatriate and settle the funds payable to it as a result of such transaction or as a result of the release of the collateral money, within 5 business days following the date such payment or release occurs.
Distribution of profits and dividends
In accordance with Section 3.4. of the FX Regime, access to the FX Market for the payment of dividends to non-resident
shareholders is subject to prior BCRA approval, unless the following requirements are complied with:
i. Dividends must be the result of closed and audited balance sheets.
ii. The total amount paid to
non-resident
shareholders shall not exceed the corresponding amount denominated in pesos determined by the shareholders’ meeting to be distributed as dividends.
iii. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.
iv. The company is in one of the following situations and meets all the conditions stipulated in each case:
1) It records direct investment contribution settled as of January 17, 2020. In this case, (i) the total amount of transfers made through the FX Market for payment of dividends to non-resident
shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) the access will only be granted after a period has elapsed of not less than thirty calendar days as from the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, such evidence shall be provided within 365 calendar days from the date of the initial filing with the Public Registry.
2) Profits generated in a project under the Plan GasAr. In this case (i) profits generated by foreign direct investment contributions entered and settled through the FX Market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr established in Section 2 of Decree No. 892/20; (ii) the access to the FX Market occurs no earlier than two years from the date of settlement in the FX Market of the contribution that allows the framing in this item 2; and (iii) the client must submit documentation supporting the definitive capitalization of the contribution.
3) It has a certification of increased exports of goods. In this case, the client shall have a certification of increased exports of goods (
certificación de aumento de exportaciones de bienes
).
Any cases which do not satisfy the preceding conditions will require prior approval of the BCRA to access the FX Market for the exchange of foreign currency for the distribution of profits and dividends.
Other Specific Provisions
Swap, arbitrage and securities transactions
Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)	an individual transfers funds from their local accounts (which are already held in foreign currency) to its own bank accounts outside Argentina.

(ii)
transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;

(iii)
transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any calendar month, provided that the individual files an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the
COVID-19
pandemic;

(iv)
arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the BCRA’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.13 of the FX Regime;

(vi)
swap and arbitrage transactions by
non-residents
individuals may be made without restrictions to the extent that the funds be credited in a tourist savings account (
caja de ahorro para turistas
) in accordance with the savings, salary and special account deposits regulations (
depósitos de ahorrro, cuenta sueldo y especiales
) regulations;

(vi)
all other swap and arbitrage transactions may be made by customers without the BCRA’s prior approval to the extent that they would be allowed without need of such approval in accordance with other exchange regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.
Securities-related Operations
Pursuant to General Resolution No. 895/2021 of the CNV, sales of securities with settlement in foreign currency and in a foreign jurisdiction may be carried out, provided that a minimum holding period of 2 business days is observed from the date such securities are credited with the relevant depositary. With respect to sales of securities with settlement in foreign currency carried out locally, the minimum holding period will be of 1 business day as from the date on which such securities were credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities with settlement in foreign currency.
In addition, transfers of securities to foreign depositaries purchased with Argentine pesos shall comply with a minimum holding period of 2 business counting as from the date the deposit of such securities, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Brokers and trading agents must verify compliance with the aforementioned minimum holding period of the securities.
As regards incoming transfers, the FX Regime prevent securities deals executed outside Argentina from being settled in pesos in Argentina.
With respect to incoming transfers, General Resolution No. 895/2021 of the CNV establishes that securities transferred by foreign depositaries and credited with the Central Depository Agent for Negotiable Securities (“ADCVN”) may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until 2 business days after such crediting into sub-account(s)
in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be 1 business day after such crediting into sub-account(s)
in the local custodian.
In addition, (i) any beneficiaries of refinancing under point 1.1.1. of the rules on financial services in the context of a health emergency (“the Rules on Financial Services in the context of
COVID-19”
provided by Decree No. 260/2020, until their total cancellation; (ii) the beneficiaries of credits at zero rate, credits at zero rate 2021, credits at zero rate culture or credits at subsidized rate for companies”, provided for in points 1.1.2. and 1.1.3. of the Rules on Financial Services in the Context of
COVID-19,
until their total cancellation; (iii) the beneficiaries of financing in pesos within Section 2 of Communication “A” 6,937, Sections 2 and 3 of Communication “A” 7,006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) individuals covered by the Joint Resolution of the President of the Senate and the President of the Chamber of Deputies No. 12/2020; will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in the country with settlement in pesos of securities issued by nonresidents.
Special regime for financings under Plan GasAr
Pursuant to Section 3.5.5, to the extent that BCRA prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal and interest of financial indebtedness abroad, this requirement shall not apply when all of the following conditions are met:

(i)	the destination of the funds has been the financing of projects framed in the Plan GasAr established in Section 2 of Decree No. 892/20;

(ii)	the funds have been deposited and settled through the FX Market as of November 16, 2020; and

(iii)	the indebtedness has an average life of not less than two years.
Section 3.13.2 provides that entities may grant access to the FX Market, without the prior BCRA approval, for the repatriation of direct investments made by non-residents
up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

(i)	the institution has documentation that proves the effective inflow of the direct investment in the resident company;

(ii)	access occurs not earlier than two years from the date of settlement on the FX Market of the transaction that qualifies for inclusion in this point;

(iii)
in case of a capital reduction and/or return of irrevocable contributions made by the local company, the institution has documentation that proves that the relevant legal mechanisms have been complied with and has verified that the external liability in pesos generated as from the date of the non-acceptance
of the irrevocable contribution or the capital reduction, as applicable, has been disclosed in the last filing due under the External Assets and Liabilities Reporting Regime.

In all cases, the institution shall have documentation that allows it to verify the genuineness of the transaction to be processed, that the funds were used to finance projects falling under the scope of such plan and the fulfilment of the other requirements set forth in the FX Regime.
Special regime under the investment promotion regime for exports set forth by Decree No. 234/21

On April 7, 2021, the Argentine government issued Decree No. 234/2021 establishing a new investment promotion regime for exports (the “Exports Promotion Regime”), aimed at increasing exports of goods and promote sustainable economic development, among other goals. The Ministry of Economy and the Ministry of Productive Development are empowered to regulate the Exports Promotion Regime.
The Exports Promotion Regime includes investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the regime do not apply to commodities such as wheat, corn, soy and biodiesel, among others. Although implementing regulations may include and/or exclude activities from the Exports Promotion Regime, Decree No. 234/2021 states that acquired rights will not be affected.
The requirements are as follows:

(a)	Both legal entities and individuals, residents or non-residents, may apply.

(b)	Present an “Investment for Exports Project” consisting of a minimum direct investment of US$ 100,000,000.

(c)	Comply with the terms and conditions of the projects presented and approved by the regulators.

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
In those cases in which the projects included in the Export Promotion Regime contemplate investments in excess of US$ 500 million, the beneficiaries may choose to access an extended benefit for each calendar year in which the benefit provided for in above was not used.
In the case of projects involving investments between US$ 500 billion and US$ 1 trillion, for each calendar year in which the benefit was not used, they may enjoy, during 2 consecutive calendar years, an amount of free application equivalent to twice the percentage provided above.
The calculation of the benefit shall be made with the foreign currency obtained from the exports related to the project during the year in which the extended benefit was used.
The amount of the benefit of free application may not exceed an annual maximum equivalent to 40% of the gross amount of foreign currency effectively entered by the beneficiary in the FX Market to finance the development of the project, at the time of making use of the same.
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
BCRA’s Reporting Systems
On December 28, 2017, the BCRA replaced the reporting regimes set forth in Communications “A” 3,602 and “A” 4,237 with Communication “A” 6,401 (and supplemental Communication “A” 6,795), a unified regime applicable from December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities and individuals) having foreign debt (both financial and otherwise) that is outstanding or that has been cancelled within a given calendar quarter, are required to report to the BCRA on a quarterly basis their foreign holdings of shares and other equity participations, non-negotiable
and negotiable debt securities, financial derivatives, and real estate. If their balance of foreign assets and liabilities equals or exceeds US$ 50 million at the end of the calendar year, they must also file an annual presentation. In all cases, such reports qualify as sworn statements for foreign exchange purposes.
Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the Foreign Assets and Liabilities Reporting Regime. Please see “
Specific Provisions for inward remittances—Foreign financial indebtedness
” above.
Advance information on foreign exchange transactions
The entities authorized to deal in foreign exchange shall provide the BCRA, at the end of each business day and with two business days in advance, with information on outflows transactions through the FX Market in daily amounts equal to or in excess of the equivalent of US$ 10,000. Clients shall inform financial entities sufficiently in advance in order for such entities to comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously met, they may process the exchange transactions.
BCRA Information Requirement
On November 12, 2020, the BCRA served YPF with Information Requirement No. 383/REXB/ 002/2020, requesting YPF to submit evidence of compliance with the Company’s obligation under the BCRA regulations to transfer and sell in the Argentine foreign exchange market the exports proceeds related to 772 shipment permits instrumented since September 2019, for a total amount of US$ 246 million. On April 15, 2021, the BCRA served YPF with a new Information

Requirement No. 383/EXB/005/2021 requesting YPF to submit evidence of compliance with the Company’s obligation under the BCRA regulations to transfer and sell in the Argentine foreign exchange market the exports proceeds related to 101 shipment permits, for the overall a total amount of US$ 53 million.
YPF has filed responses to the information requirements. Some of these exports permits are related to on-
board fuel supplies provided to foreign flag aircrafts, which were invoiced to Argentine airlines or Argentine branches of foreign airlines and that were collected by YPF in pesos and or in dollars in a local account and, therefore, YPF did not receive any foreign currency that needed to be transferred and sold in the Argentine foreign exchange market. By the date of this annual report, the BCRA has not opened an investigation (sumario) for an infringement to Foreign Exchange Criminal Law No. 19,359 in connection to the information requirements [nor have we received further feedback to our responses. In the event that the BCRA begins any such investigation, the Company will defend itself in accordance with the applicable legal procedures and available defenses.
Foreign Exchange Market Criminal Regime
The FX Regime states that transactions that do not comply with the exchange regulations set forth by the FX Regime will be subject to the Argentine Criminal Foreign Exchange Regime (
Regimen Penal Cambiario
).
For more information regarding current foreign exchange restrictions and control regulations, you should seek advice from your legal advisors and read the applicable rules mentioned herein, as well as their amendments and complementary regulations, which are available at the website:
http://www.infoleg.gob.ar/
, or the BCRA’s website:
http://www.bcra.gob.ar
, as applicable. Information contained on these websites is not part of, and shall not be deemed to be incorporated into, this annual report. See also “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.
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
Income Tax
Taxation on Dividends
No Argentine income tax withholding would apply to dividends paid on our Class D shares or ADSs originated in profits obtained during tax periods beginning up to December 31, 2017, whether in cash, property or other equity securities, except for the application of the equalization tax (the “Equalization Tax”). The Equalization Tax is applicable for dividends paid in excess of our “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed at a rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (“
acciones liberadas
”) rather than in cash.
Dividend distributions of profits accrued from fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax in Argentina.
Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class D shares and ADSs.
Capital gains tax
According to Income Tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.
Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine
entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities were subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020. Law No 27,630, published in June 2021, introduced for tax periods initiated from January 1, 2021 and onwards, a progressive tax rate system (between 25% and 35% applicable according to the taxpayer’s net accumulated taxable income. The current progressive rates apply as indicated below:

Accumulated net taxable income		Shall pay ARS	Plus %	On the amount exceeding
More than ARS	To ARS
ARS 0	ARS 5,000,000	ARS 0	25%	ARS 0
ARS 5,000,000	ARS 50,000,000	ARS 1,250,000	30%	ARS 5,000,000
ARS 50,000,000	Onwards	ARS 14,750,000	35%	ARS 50,000,000
The amounts stated in the chart above will be annually updated since January 1, 2022 based on an inflation index.
Losses arising from the sale of shares can only be offset against income derived from the same type and source of operations, for a five-year carryover period.

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
In addition, Law No 27,430 stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.
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
Pursuant to General Resolution (AFIP) No. 4,227/2018, the tax rate applicable to Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative
for purposes of fiscal transparency for the sales of shares and/or ADSs amounts to 35%. The presumed net basis on which the 35% rate should apply is assessed at 90% (being the effective rate 31.5% on the gross sale price). Said General Resolution also provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine
residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.
As a result of the enactment of Law No. 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.
Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class D shares or ADSs and whether any different treatment under a treaty to avoid double taxation could apply.
Personal assets tax
For tax period 2019, inclusive, and onwards, Argentine individuals and undivided estates, foreign individuals and undivided estates and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine Entities, held at December 31 of each year. Law No. 27,541 changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence”. The tax is levied on the Argentine issuers of such shares, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the proportional net worth value (
valor patrimonial proporcional
) of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.
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
Decree No. 409/2018 established that the account holder may use up to 33% of the tax paid in respect of credits and debits as a credit against other specific federal taxes. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that the 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and a 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium—stage
1-”
by means of section 1 of Law No. 25,300 and its complementary ones.
The Executive Branch may fix the tax percentage to be computed as payment on account of the income tax, which will be progressively increased by up to 20% per year as of January 1, 2018, and it may also establish that this tax will be fully computed as payment on account of the income tax in 2022. As of the date of this annual report, the Executive Branch has not exercised this power and, therefore, the available tax credit for the TDC paid remains at 33%.
TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority
(AFIP-DGI)
in accordance with AFIP’s General Resolution No. 3,900/2016.
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
Estate and gift tax
The Buenos Aires Province has imposed a tax on free transmission of assets, including inheritance, legacies, donations, etc., effective January 1, 2011. Any gratuitous transfer of property lower than or equal to Ps. 322,800 was exempt for tax period 2021 and lower than or equal to Ps. 468,060 is exempt for tax period 2022. This amount is increased to Ps 1,344,000 and Ps. 1,948,800 for each tax period in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840% in tax period 2021 and from 1.6026% to 9.5131% in tax period 2022), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if other applicable conditions are met. Holders of Class D shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.
Regarding the existence of taxes on the free transmission of assets in the remaining provincial jurisdictions, the analysis must be carried out taking into consideration the legislation of each province in particular.
Other taxes
Subject to the discussion above regarding state and gift taxes, there are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs.
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
Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions
According to Section 82 of Law No 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or
“non-cooperative
countries” should be understood to be
“non-cooperative
jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.
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
In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the Income Tax Law.
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
The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third-party in such jurisdiction, or that such funds have been previously declared.

Tax treaties
Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, China, Japan, Luxemburg and Turkey have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. However, since January 2021 an international administrative agreement for the exchange of information between the Argentine tax administration (“AFIP”) and the United States tax administration (“IRS”), has been in force.
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
United States Federal Income Tax Considerations
The following is a summary of material U.S. federal income tax consequences of owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such securities.
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
Taxation of distributions
Subject to the discussion of the PFIC rules below (see “—Passive foreign investment company rules”), distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding PFIC rules, dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders are taxable at a reduced rate if they are “qualified dividend income”. Dividends paid on the Class D shares or ADSs will be treated as qualified dividend income if (i) the Class D shares or ADSs are readily tradable on an established securities marked in the United States, (ii) the U.S. Holder meets the holding period requirement for the Class D shares or ADSs (generally more than 60 days during the
121-day
period that begins 60 days before the
ex-dividend
date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. Additionally, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and may not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.
Because the Class D shares are not themselves listed on a U.S. exchange, dividends received with respect to Class D shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of the Class D shares.
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
Sale or other disposition of Class D shares or ADSs
Subject to the discussion of the PFIC rules below (see “—Passive foreign investment company rules”), gain or loss you realize on the sale or other disposition of Class D shares or ADSs for U.S. federal income tax purposes generally will, be capital gain or loss and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your adjusted tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.
If Argentine income tax is withheld on the sale or other taxable disposition of Class D shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of such tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of Class D shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, Argentine tax imposed on the sale, exchange or other taxable disposition of Class D shares or ADSs by a U.S. Holder is unlikely to be treated as a creditable tax for the U.S. Holder. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Class D shares and ADSs.
Passive foreign investment company rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2021 and do not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of Class D shares or ADSs). Certain elections might be available that would result in alternative treatments (such as mark-to-market
treatment). You should consult your tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.
In addition, if we were to be treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the reduced rate discussed above with respect to dividends paid by qualified foreign corporations to certain non-corporate
holders would not apply.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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
Access to public information
Court decision on Chevron - YPF’s Project Investment Agreement
On November 10, 2015, the Argentine Supreme Court of Justice reversed the first and second instance decisions in the claim stated by Giustinani, Rubén Héctor against YPF, and ordered us to furnish information regarding the Project Investment Agreement (“PIA”) we entered into with Chevron on July 16, 2013, based on the requirements of Decree No. 1,172/03, which regulates access to information considered public. The PIA aims to develop hydrocarbon resources in Argentina. In compliance with the decision, a full copy of the PIA was delivered to the court on September 22, 2016.
The Company had stated that the PIA was entered into under General Corporations Law No. 19,550 and that the confidentiality of the terms thereof was intended to safeguard geological, commercial and financial information, which was of strategic value to both parties to the PIA.
Public disclosure of confidential information could place us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we pursued all avenues to preserve its confidentiality. We have stated before the court that we intend to comply with the requirements of aforementioned Decree No. 1,172/03 while preserving our right to keep certain industrial, commercial, financial and technical matters confidential, as provided by the decree.
Delivery of the PIA does not imply the Company’s waiver of rights in the event that any other confidential information and/or documents of the Company are required to be disclosed in the future.
Law 27,275 – Access to public information
On September 29, 2016, Law No. 27,275 was published in the Official Gazette, to guarantee the effective exercise of the right to access public information, to promote citizen participation and transparency in the public management. The law provides for a specific exception for companies that are authorized to make public offerings of their securities, which is applicable to YPF.
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
The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2021, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes. For detailed information regarding our outstanding derivatives as of December 31, 2021, see Note 2.b.17 to the Audited Consolidated Financial Statements.
This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key information—Risk factors”.
Foreign currency exposure
The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. See Note 2.b.1 and Note 4 to the Audited Consolidated Financial Statements.
In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. We generally follow a policy of not hedging our debt obligations in U.S. dollars. See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.
Additionally, YPF is enabled to operate as settlement agent in the Rosario Futures Market (“ROFEX”).
The annual rate of devaluation of the Argentine peso was approximately 22.1% considering the period-end
exchange rates for U.S. dollars as of December 31, 2021 and 2020. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions” for additional information. The main effects of a devaluation of the Argentine peso on our net profit/loss are detailed in “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

For additional information about our assets and liabilities denominated in currencies other than pesos (mainly U.S. dollars) see Note 38 to the Audited Consolidated Financial Statements.
Interest rate exposure
The table below provides information about our assets and liabilities as of December 31, 2021 that may be sensitive to changes in interest rates. Additionally, On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. See “Item 3. Key information—Risk factors—Risks relating to Argentina—Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”. See additionally Note 4 and Note 21 to the Audited Consolidated Financial Statements.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	58,116	2,832	—	—	—	—	60,948	60,948
Interest rate	0%-LIBOR +5%	5%-LIBOR + 5%
Variable rate
Other Receivables	88	77	25	—	—	—	190	190
Interest rate	Badlar (1) +6%	Badlar (1) +6%	Badlar (1) +6%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	47,575	70,634	74,715	145,030	30,147	322,193	690,294	508,603
Interest rate	0%-16.5%	2%-8.75%	3.5%-8.75%	4%-8.5%	2.5%-5.75%	1.5%-10%
Related Parties
Interest rate
Other debt	6,099	4,643	—	—	—	—	10,742	10,742
Interest rate	2.5%-9.48%	5.5%-6.25%
Variable rate
YPF’s Negotiable Obligations	835	833	167	—	—	—	1,835	1,771
Interest rate	BADLAR (1) +0.1% -0.1%	BADLAR (1) +0.1% -0.1%	BADLAR (1) +0.1% -0.1%
Related parties
Interest rate
Other debt	16,912	11,821	9,132	606	479	135	39,085	39,085
Interest rate	LIBOR + 0.65%- 8.75% / BADLAR (1) +6.5%-9.85% / SELIC +4.75%- 4.75% / SOFR +5.75%-5.75%	LIBOR + 0.65%- 8.5% / BADLAR (1) +6.5%-9.85% / SELIC +4.75%- 4.75%	LIBOR + 0.65%-8.5% / BADLAR (1) +6.5%-9.85% / SELIC +4.75%- 4.75%	LIBOR + 0.65%-8.5% / BADLAR (1) +9.85%-9.85%	LIBOR + 0.65%-1.5% / SELIC +4.75%- 4.75%	LIBOR + 0.65%

(1)	Refers to the average interest rate that banks pay for deposits of more than Ps. 1 million.
Crude oil and other hydrocarbon product price exposure
Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. For detailed information regarding our outstanding derivatives as of December 31, 2021, see Note 2.b.17 to the Audited Consolidated Financial Statements. For information on our natural gas delivery commitments as of December 31, 2021, see “Item 4. Information on the Company—Gas and Power—Natural gas delivery commitments and supply contracts”. In addition, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our derivative risk management activities could result in financial losses” and Note 4 to the Audited Consolidated Financial Statements.

ITEM 12.	Description of securities other than equity securities
American Depositary Shares
Our ADSs are listed on the NYSE under the symbol “YPF”. The Bank of New York Mellon is the Depositary. Each ADS represents one Class D share.
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting
services until its fees for those services are paid. In 2021, the Depositary made payments totaling US$ 115,413.00 to YPF for ADR program related expenses.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request.
Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Persons depositing or withdrawing shares must pay to the Depositary:	For:
US$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs. Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

US$ 0.5 (or less) per ADS per calendar year	Depositary services

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses, as provided in the deposit agreement

Expenses incurred by the depositary in the conversion of foreign currency (1)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary, the custodian, or any of their agents (or any agent of the depositary’s or the custodian’s agents) for servicing the deposited securities	As necessary

(1)
Pursuant to our deposit agreement, whenever the depositary receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights which, in the judgment of the depositary, can be converted on a reasonable basis into U.S. dollars transferable to the United States, the depositary (or one of its agents or affiliates or the custodian) will convert or cause to be converted by sale or in any other manner that it may determine such foreign currency into U.S. dollars and will distribute U.S. dollars as promptly as practicable (after deduction of its customary charges and expenses in effecting such conversion) to the persons entitled thereto.

PART II

ITEM 13.	Defaults, dividend arrearages and delinquencies
None.

ITEM 14.	Material modifications to the rights of security holders and use of proceeds
None.

ITEM 15.	Controls and procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2021, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e)
or Rule
15d-15(e)
under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on this evaluation, the CEO and the CFO concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2021, in ensuring that information required to be disclosed in reports that the Company files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Our internal control over financial reporting as of December 31, 2021, has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the
F-pages
of this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in the YPF’s internal control over financial reporting (as defined in Rule
13a-15(f)
under the Exchange Act) that occurred during the period covered by this annual report on Form
20-F
that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.

ITEM 16A.	Audit Committee Financial Expert
Our Board of Directors, at its meeting held on April 30, 2021, determined that Mr. Kerchner Tomba is the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Kerchner Tomba possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form
20-F.
Mr. Kerchner Tomba is an independent director according to the CNV Rules.

ITEM 16B.	Code of Ethics
The Code of Ethics and Conduct of YPF S.A. is a fundamental pillar of the Compliance Program. It establishes the Company’s integrity standards, based on corporate ethical values essential for the maintenance of an economically viable and sustainable long-term business. The Code of Ethics and Conduct is aligned with current legislation and market best practices.
Its content includes principles and rules to guide employees and those third parties who carry out activities with the Company or by name, interest, and account thereof. It highlights what are the individual and collective responsibilities, what is acceptable and not acceptable within the organization, with a strong focus on YPF’s policy of zero tolerance for corruption and bribery.
The Code of Ethics and Conduct is applicable to employees and directors of YPF as well as to YPF’s subsidiaries, wholly-owned companies, its respective contractors, subcontractors, suppliers, consultants and other business partners and their respective members who carry out business with the Company, whether directly or on its behalf, interest and on its account.
The Code of Ethics and Conduct also details the available channels to both employees and third parties to report breaches to the code, including an ethics hotline to receive complaints regarding possible violations to the Code of Ethics. This code expressly states the Company’s no retaliation policy and protection for whoever makes a good faith complaint, and the establishment of an Ethics Committee together with the role of the Chief Compliance Officer.
Since August 15, 2003, we have not waived compliance with the Code of Ethics. The Code of Ethics and Conduct is available on YPF’s website, both in English and Spanish. YPF undertakes to provide to any person without charge, upon request, a digital copy of such Code of Ethics.
The Code of Ethics and Conduct also includes a policy on prohibited periods for trading YPF securities when conducting stock transactions, among other requirements. The policy applies to officers and those others to whom the Code of Ethics and Conduct is applicable to.
A copy of the Code of Ethics can be found at the Company’s web page, www.ypf.com, or it can be requested in writing by telephone or facsimile from us at the following address:
YPF S.A.
Office of Investors Relations
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
Tel.
(011-54-11)
5441-3664/1215
Fax
(011-54-11)
5775-2165
Ethics Committee
The Board of Directors created the Ethics Committee to oversee the Company’s policy so that we achieve the highest standards of quality with regard to the principles and values we promote. As of the date of this annual report, the Ethics Committee´s composition is as follows: the Internal Auditor (Javier Fevre), the Legal Affairs Corporate Vice-President (German Fernandez Lahore), the Human Resources Vice-President (Florencia Tiscornia), the Chief Compliance
Officer (Maria de las Mercedes Archimbal) and the Downstream Vice-President (Mauricio Martin). This composition is meant to ensure the decision-making process is both fair and comprehensive. The Committee is organized through a committee’s charter.
In addition to the members of our senior management and members of the Disclosure Committee whose outside business interests and experiences were described above, we include the following:
Maria de las Mercedes Archimbal
Mrs. Archimbal holds a law degree from the Universidad Católica Argentina, a Master´s degree in International Relations and Negotiations from the Universidad de San Andrés and Facultad Latinoamericana de Ciencias Sociales (FLACSO), and a master’s degree in International Economic Relations from the Universidad de Barcelona. She holds a postgraduate degree in Oil and Gas from the Universidad Austral and a master’s degree in Administration and Public Policy from the Universidad de San Andrés. She holds a certificate as Leadership Professional in Ethics & Compliance by the Ethics & Compliance Initiative. She has been a speaker in different national and international congresses and published several articles on topics related to public law & policies, accountability, and ethics & compliance. She is a member of the International Visitors for Leadership Program (IVLP) of the Department of State of the United States on Accountability in Government. Between 2006 and 2012, she worked as a legal advisor in various areas of the Argentine Ministry of Industry. Between 2012 and 2016, she served as member of the Supervisory Committee of the Board of Nación Fideicomisos S.A., Operadora Ferroviaria Sociedad del Estado (SOFSE), YPF, YPF GAS and VENG S.A. Between 2016 and 2020, she served as Secretary General at Trenes Argentinos Operaciones acting both as Secretary of the Board of the Company and advisor in areas such as corporate governance, accountability, and legal & public policy affaires. She served as member of the advisory unit of the Chief of Cabinet of the Ministry of Transportation. In 2020, she joined YPF as Implementation and Monitoring Leader in the Compliance area. Ms. Archimbal also chairs the Compliance Commission of the IAPG and has been appointed by the Argentine Association of Ethics and Compliance to the working group on the project for the reform of the Argentine Public Ethics Law. She is a member of the Diversity Committee of the Company and chairs the Domestic Violence Subcommittee. She is our Chief Compliance Officer since May 2021.

ITEM 16 C.	Principal accountant fees and services
The following table provides information on the aggregate fees billed by our principal accountants (in thousands of pesos), Deloitte & Co. S.A. and subsidiaries by type of service rendered for the periods indicated.

	2021		2020		2019
Services Rendered	Fees	Expenses	Fees	Expenses	Fees	Expenses
Audit Fees	268,748	454	147,190	454	109,377	861
Audit-Related Fees (1)	4,541	-	2,641	-	2,524	-
Tax Fees	2,481	-	3,370	-	3,056	-
All Other Fees	84,899	-	47,931	-	53,600	-

	360,669	454	201,132	454	168,557	861

(1)
Includes mainly accounting certifications, special purpose reports, agreed upon procedures and other assurance reports provided by auditors to be presented to regulatory agencies and bodies, financial institutions and others.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF, along with the Audit Committee’s non-binding
opinion, which is submitted for consideration to the annual shareholders’ meeting.
The Audit Committee of YPF has a
pre-approval
policy regarding the contracting of YPF’s external auditor, or any subsidiary of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit
services provided to YPF or any of its subsidiaries.
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
In relation to the amount of “All Other Fees”: (i) for 2021 and 2020, it includes services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to information security compliance with Payment Card Industry (“PCI”) requirements, methodological assistance over YPF Talent Projects and the Company’s sustainability report (ii) for 2019, it includes services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to information security compliance with PCI requirements and the Company’s sustainability report.
ITEM 16D. Exemptions from the listing standards for Audit Committees
None
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
On April 30, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting approved i) to fully disallow of the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments, and ii) partially absorb accumulated losses in retained earnings up to Ps. 13,184 million against the amounts corresponding to the deactivated reserves for up to said amount. In prior years, the reserve for the purchase of own shares had been applied to the acquisition of Company shares, subject to the provisions described under the Bonus and incentives plan to carry out the obligations of the share-based benefit plan. The Company has not repurchased its own shares during 2021 and the 2021 – 2024 Plan will be paid in cash. See Notes 2.b.10.iii and 37 to the Audited Consolidated Financial Statements.
ITEM 16F. Change in registrant’s certifying accountant
During the years ended December 31, 2021, 2020 and 2019 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election
after the completion of its current audit or been dismissed.
ITEM 16G. Corporate governance
See “Item 6. Directors, Senior Management and Employees—Compliance with New York Stock Exchange Listing Standards on Corporate Governance”.
ITEM 16H. Mine Safety Disclosure
None
PART III

ITEM 17.	Financial Statements
The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements
The following financial statements are filed as part of this annual report:
Reports of Independent Registered Public Accounting Firm
Our Consolidated Financial Statements are included in this annual report beginning on page
F-1.

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)

2(d)	Description of Securities Other than Equity Securities

11.1	Code of Ethics *

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13	Section 906 Certification

15.1	Consent of DeGolyer and MacNaughton

15.2	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2021, dated February 08, 2022.

101	Interactive data files

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*	Incorporated by reference to YPF’s 2019 annual report on Form 20-F filed on April 24, 2020.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Alejandro Lew
Name: Alejandro Lew

Title: Chief Financial Officer
Dated: April 20, 2022

YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and shareholders of YPF SOCIEDAD ANONIMA
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2021, 2020, and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
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

2

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
As of December 31, 2021, net book value of the Gas – Neuquina Basin CGU amounted to Ps. 249,884 million. During the year ended December 31,2021, the Company did not recognize any increase or reversal of impairment charges.
Given the significant judgments made by management to estimate the recoverable amount of the Natural Gas – Neuquina Basin CGU, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to natural gas and crude oil reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the Natural Gas – Neuquina Basin CGU for impairment included, among others:
●
    We tested the effectiveness of controls over the evaluation of PP&E for impairment, including those over the indicators of impairment, the natural gas and crude oil reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate.
●
    We read the reports of independent reserves auditors.
●
    We tested the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the recoverable amount of the CGU.
●
    We assessed the reasonableness of management´s crude oil and natural gas reserve estimates, by testing for a selection of fields (1) the source financial information underlying the estimates and (2) comparing management´s estimate with the independent reserves auditor estimate.

3

●
    We assessed the reasonableness of management´s forecast of future revenues, and operating costs and capital expenditures, by testing for a selection of fields (1) the source financial information underlying the estimates, (2) future production profiles with management´s crude oil and natural gas reserve estimates, (3) costs and expenditures with historical information and other evidence obtained during the audit, and (4) evaluating management´s ability to accurately forecast certain key assumptions, such as crude oil and natural gas prices and macroeconomic assumptions by comparing those to management´s historical forecasts.
●
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
●
    We read and tested the accuracy and completeness of the related disclosures within the consolidated financial statements.

/s/ Deloitte & Co. S.A.
Buenos Aires City, Argentina
April 20, 2022
We have served as the Company’s auditor since 2002.

4

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019
CONTENT

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de La Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de La Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States Dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (formerly ENARSA)	Integración Energética Argentina S.A. (formerly Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law (Ley General de Sociedades de la República Argentina) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine Peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States Dollar
US$/Bbl	Dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

LEGAL INFORMATION
Legal address
Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.
Fiscal year number 45
Beginning on January 1, 2021.
Principal business of the Company
The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and the refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons and non-fossil fuels, biofuels and their components, as well as the production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary, or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses, as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or that may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.
Filing with the Public Registry
Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (
Inspección General de Justicia
); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.
Duration of the Company
Through June 15, 2093.
Last amendment to the Bylaws
April 30, 2021 registered with the Argentine Registrar of Companies (
Inspección General de Justicia
) on August 5, 2021 under No. 12,049, Book 103 of Corporations.
Capital structure
393,312,793 shares of common stock, $10 par value and 1 vote per share.
Subscribed, paid-in and authorized for stock exchange listing (in Pesos)
3,933,127,930.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021, 2020 AND 2019
(Amounts expressed in millions of Argentine Pesos)

	Notes	2021	2020	2019
ASSETS
Non-current assets
Intangible assets	7	43,014	39,119	37,179
Property, plant and equipmen t	8	1,642,259	1,379,527	1,069,011
Right-of-use assets	9	53,260	44,081	61,391
Investments in associates and joint ventures	10	156,925	107,112	67,590
Deferred income tax assets, net	17	1,921	2,629	1,583
Other receivables	12	19,549	14,657	11,789
Trade receivables	13	4,363	8,531	15,325
Investment in financial assets	14	2,534	—	—

Total non-current assets		1,923,825	1,595,656	1,263,868

Current assets
Assets held for disposal		103	494	—
Inventories	11	153,927	100,137	80,479
Contract assets	24	1,360	871	203
Other receivables	12	63,259	34,369	36,192
Trade receivables	13	133,904	108,146	118,077
Investment in financial assets	14	51,012	28,934	8,370
Cash and cash equivalents	15	62,678	54,618	66,100

Total current assets		466,243	327,569	309,421

TOTAL ASSETS		2,390,068	1,923,225	1,573,289

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,504	10,385	10,572
Reserves, other comprehensive income and retained earnings		829,388	666,845	531,977

Shareholders’ equity attributable to shareholders of the parent company		839,892	677,230	542,549

Non-controlling interest		8,226	6,165	5,550

TOTAL SHAREHOLDERS’ EQUITY		848,118	683,395	548,099

LIABILITIES
Non-current l iabilities
Provisions	16	258,478	186,488	144,768
Deferred income tax liabilities, net	17	185,179	119,609	97,231
Contract liabilities	24	—	—	294
Income tax liability	17	3,026	3,571	3,387
Taxes payable	18	201	215	1,428
Salaries and social security	19	3,262	3,860	—
Lease liabilities	20	28,335	24,172	40,391
Loans	21	670,535	527,575	419,651
Other liabilities	22	968	2,961	703
Accounts payable	23	888	710	2,465

Total non-current liabilities		1,150,872	869,161	710,318

Current l iabilities
Provisions	16	19,297	6,133	5,460
Contract liabilities	24	13,329	6,824	7,404
Income tax liability	17	1,336	740	1,964
Taxes payable	18	14,671	15,764	11,437
Salaries and social security	19	23,459	14,934	10,204
Lease liabilities	20	27,287	22,098	21,389
Loans	21	86,680	150,731	107,109
Other liabilities	22	3,468	9,062	1,310
Accounts payable	23	201,551	144,383	148,595

Total current liabilities		391,078	370,669	314,872

TOTAL LIABILITIES		1,541,950	1,239,830	1,025,190

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,390,068	1,923,225	1,573,289

Accompanying notes are an integral part of

the
consolidated financial statements.

YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Amounts expressed in millions of Argentine Pesos except per share information, expressed in Argentine Pesos)

	Notes	2021	2020	2019
Net income

Revenues	24	1,271,330	669,186	678,595
Costs	25	(1,028,180)	(626,212)	(575,608)

Gross profit		243,150	42,974	102,987

Selling expenses	26	(101,969)	(71,835)	(49,898)
Administrative expenses	26	(45,896)	(34,490)	(24,701)
Exploration expenses	26	(2,604)	(5,846)	(6,841)
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	7-8	(11,258)	6,851	(41,429)
Other net operating results	27	(23,253)	3,949	(1,130)

Operating profit / (loss)		58,170	(58,397)	(21,012)

Income from equity interests in associates and joint ventures	10	26,977	13,270	7,968

Financial income	28	87,226	107,603	93,405
Financial loss	28	(132,832)	(138,753)	(91,533)
Other financial results	28	24,060	19,849	4,162

Net financial results	28	(21,546)	(11,301)	6,034

Net profit / (loss) before income tax		63,601	(56,428)	(7,010)

Income tax	17	(64,409)	(14,589)	(26,369)

Net loss for the year		(808)	(71,017)	(33,379)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(7,542)	(9,001)	(8,011)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		19,525	10,154	8,953
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		153,429	205,347	220,425

Other comprehensive income for the year		165,412	206,500	221,367

Total comprehensive income for the year		164,604	135,483	187,988

Net (loss) / income for the year attributable to:
Shareholders of the parent company		257	(69,649)	(34,071)
Non-controlling interest		(1,065)	(1,368)	692
Other comprehensive income for the year attributable to:
Shareholders of the parent company		162,286	204,517	219,666
Non-controlling interest		3,126	1,983	1,701
Total comprehensive income for the year attributable to:
Shareholders of the parent company		162,543	134,868	185,595
Non-controlling interest		2,061	615	2,393
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	0.65	(177.42)	(86.85)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1).
Accompanying notes are an integral part of
the
consolidated financial statements.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Amounts expressed in millions of Argentine Pesos)

	2021
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385
Accrual of share-based benefit plans (4)	—	—	—	—	342	—	—	—	342
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	174	(995)	598	—	(223)
As decided by the Shareholders´ Meeting on April 30, 2021 (3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,931	6,095	2	6	372	(493)	(49)	640	10,504

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	3,700	8,934	550	721,303		(69,649)	677,230	6,165	683,395
Accrual of share - based benefit plans (4)	—	—	—	—	—		—	342	—	342
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(223)	—	(223)
As decided by the Shareholders´ Meeting on April 30, 2021 (3)	—	(3,700)	(8,934)	(550)	—		13,184	—	—	—
Other comprehensive income	—	—	—	—	162,286		—	162,286	3,126	165,412
Net loss	—	—	—	—	—		257	257	(1,065)	(808)

Balance at the end of the fiscal year	2,007	—	—	—	883,589	(1)	(56,208)	839,892	8,226	848,118

(1)
Includes 886,921 corresponding to the effect of the translation of the financial statements of YPF, (46,234) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 42,902 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 30.
(4)	See Note 37.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Amounts expressed in millions of Argentine Pesos)

	2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total

Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans (3)	—	—	—	—	541	—	—	—	541
Repurchase of treasury shares	(3)	(5)	3	5	—	(550)	—	—	(550)
Settlement of share-based benefit plans (2)	5	8	(5)	(8)	(802)	875	(251)	—	(178)
As decided by the Shareholder s ´ Meeting on April 30, 2020	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786		(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	541	—	541
Repurchase of treasury shares	—	—	—	—	—		—	(550)	—	(550)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(178)	—	(178)
As decided by the Shareholders´ Meeting on April 30, 2020	—	1,200	(35,321)	50	—		34,071	—	—	—
Other comprehensive income	—	—	—	—	204,517		—	204,517	1,983	206,500
Net loss	—	—	—	—	—		(69,649)	(69,649)	(1,368)	(71,017)

Balance at the end of the fiscal year	2,007	3,700	8,934	550	721,303	(1)	(69,649)	677,230	6,165	683,395

(1)
Includes 733,492 corresponding to the effect of the translation of the financial statements of YPF, (38,692) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 26,503 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Amounts expressed in millions of Argentine Pesos)

	2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans (3)	—	—	—	—	493	—	—	—	493
Repurchase of treasury shares	(4)	(6)	4	6	—	(280)	—	—	(280)
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	(491)	446	(114)	—	(159)
As decided by the Shareholders´ Meeting on April 26, 2019	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 27, 2019	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net (loss) profit	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	493	—	493
Repurchase of treasury shares	—	—	—	—	—		—	(280)	—	(280)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(159)	—	(159)
As decided by the Shareholders´ Meeting on April 26, 2019	—	4,800	33,235	280	—		(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019	—	(2,300)	—	—	—		—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	219,666		—	219,666	1,701	221,367
Net (loss) profit	—	—	—	—	—		(34,071)	(34,071)	692	(33,379)

Balance at the end of the fiscal year	2,007	2,500	44,255	500	516,786	(1)	(34,071)	542,549	5,550	548,099

(1)
Includes 528,145 corresponding to the effect of the translation of the financial statements of YPF, (29,691) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 18,332 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
Accompanying notes are an integral part of
 the
consolidated financial statements.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Amounts expressed in millions of Argentine Pesos)

	2021	2020	2019
Cash flows from operating activities
Net loss	(808)	(71,017)	(33,379)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(26,977)	(13,270)	(7,968)
Depreciation of property, plant and equipment	267,686	171,452	145,894
Depreciation of right-of-use assets	19,200	17,873	10,509
Amortization of intangible assets	4,833	3,428	2,374
Retirement of property, plant and equipment and intangible assets and consumption of materials	32,269	24,314	19,124
Charge on income tax	64,409	14,589	26,369
Net increase in provisions	49,777	28,179	13,090
Impairment / (Recovery) of property, plant and equipment and intangible assets, net	11,258	(6,851)	41,429
Exchange differences, interest and other	33,536	3,143	(5,939)
Share-based benefit plans	342	541	493
Other insurance income	(1,503)	(3,643)	(498)
Result from debt exchange	(1,855)	2,097	—
Result from financial instruments exchange	—	(1,330)	—
Result from the assignment of areas	(2,034)	(12,233)	(778)
Result from sale of assets held for disposal	(5,549)	—	—
Changes in assets and liabilities :
Trade receivables	10,151	35,073	(11,833)
Other receivables	(21,921)	5,482	(13,076)
Inventories	(27,560)	13,332	6,726
Accounts payable	148	(21,039)	29,435
Taxes payables	(3,639)	862	(1,145)
Salaries and social security	1,938	8,611	4,534
Other liabilities	(8,168)	8,988	803
Decrease in provisions included in liabilities due to payment/use	(8,166)	(2,803)	(4,862)
Contract assets	(664)	(754)	445
Contract liabilities	6,864	526	776
Dividends received	5,073	2,616	811
Proceeds from collection of profit loss insurance	1,889	3,756	758
Income tax payments	(515)	(2,706)	(6,955)

Net cash flows from operating activities (1) (2)	400,014	209,216	217,137

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(234,801)	(114,616)	(161,455)
Contributions and acquisitions of interests in associates and joint ventures	—	—	(4,826)
Proceeds from sales of financial assets	38,624	38,332	957
Payments from purchase of financial assets	(56,009)	(46,762)	—
Interests received from financial assets	3,694	18	1,063
Proceeds from sales of interest in areas and sale of assets	4,500	13,867	382

Net cash flows used in investing activities	(243,992)	(109,161)	(163,879)

Financing activities: (3)
Payments of loans	(161,016)	(174,913)	(93,456)
Payments of interests	(58,454)	(60,681)	(41,606)
Proceeds from loans	97,420	139,018	97,351
Repurchase of treasury shares	—	(550)	(280)
Payments of leases	(28,526)	(23,290)	(15,208)
Payments of interests in relation to income tax	(83)	(696)	(583)
Dividends paid	—	—	(2,300)

Net cash flows used in financing activities	(150,659)	(121,112)	(56,082)

Translation differences on cash and cash equivalents	2,697	9,575	22,896

Net Increase (Decrease) in cash and cash equivalents	8,060	(11,482)	20,072

Cash and cash equivalents at the beginning of the fiscal year	54,618	66,100	46,028
Cash and cash equivalents at the end of the fiscal year	62,678	54,618	66,100

Net Increase (Decrease) in cash and cash equivalents	8,060	(11,482)	20,072

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)
Includes 10,853, 11,101 and 11,184 for the fiscal year ended December 31, 2021, 2020 and 2019, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance/use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2021	2020	2019
Unpaid acquisitions of property, plant and equipment	36,371	17,691	24,909
Hydrocarbon wells abandonment obligation costs	3,349	(13,918)	1,172
Additions of right-of-use assets	27,745	11,421	39,779
Capitalization of depreciation of right-of-use assets	4,166	3,789	2,021
Capitalization of financial accretion for lease liabilities	1,020	967	311
Capitalization in associates and joint ventures	—	—	738
Accompanying notes are an integral part of
the
consolidated financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020, AND 2019
(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP
General information
YPF S.A. (“YPF” or the “Company”) is a stock corporation (
sociedad anónima
) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.
YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power segments.
Structure and organization of the economic Group
The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2021:

(1)	Held directly and indirectly.
(2)	See Note 3.
(3)	See Note 35.c.3).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP ( c ont.)

Organization of the business
As of December 31, 2021, the Group carries out its operations in accordance with the following structure:

-	Upstream;

-	Gas and Power;

-	Downstream;

-	Central administration and others, which covers the remaining activities not included in the previous categories.
Activities covered by each business segment are detailed in Note 5.
Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.a) Basis of preparation
Application of IFRS
The consolidated financial statements of the Group for the fiscal year ended December 31, 2021 are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Moreover, some additional issues required by the LGS and/or CNV’s regulations have been included.
The amounts and other information corresponding to the years ended on December 31, 2020 and 2019 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.
These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2022. See Note 39.
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
Current and deferred tax assets and liabilities (payable income tax) are presented separately from each other and from other assets and liabilities, as current and non-current, as applicable.
Fiscal year-end
The Company’s fiscal year begins on January 1 and ends on December 31, each year.
Accounting criteria
The consolidated financial statements have been prepared under historical cost criteria, except for financial assets measured at fair value through profit or loss.
Non-monetary assets and liabilities of subsidiaries having the Peso as functional currency, were adjusted for inflation. See Note 2.b.1).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

Use of estimates
The preparation of financial statements at a certain date requires the Company’s Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the fiscal year. Future results might differ from the estimates and assessments made on the date of preparation of these consolidated financial statements.
The description of any significant estimates and accounting judgments made by the Company’s Management in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.c).
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
Note 10 details the fully consolidated controlled subsidiaries. Furthermore, Note 29 details the main JO, proportionally consolidated.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.   BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last 3 years. In addition, certain recent qualitative and quantitative factors, such as the significant devaluation of the Peso, led to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied.
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
Although the application of IAS 29 does not directly affect YPF because its functional currency is the dollar, as mentioned in Note 2.b.1), it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the Peso, all of which have adjusted their financial statements.
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
YPF, based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the dollar as its functional currency. Consequently, non-monetary
cost-based measured assets and liabilities, as well as income or loss, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.   BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency
According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

i.	Assets and liabilities of each of the financial statements presented are translated using the exchange rate on the financial statement closing date .

ii.
Items of the consolidated statement of comprehensive income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate)
.

iii.	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income” in the statement of comprehensive income.
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
2.b.2) Financial Assets
Classification
In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into 2 categories:

-	Financial assets at amortized cost
Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payments of principal and interest.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

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

-	Financial assets at fair value through profit or loss
If either of the 2 criteria above are not met, the financial asset is classified as an asset measured at fair value through profit or loss.
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
For trade receivables, the Group applies the simplified approach allowed by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. See Note 2.b.18).
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

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
The Hydrocarbons Law allows the PEN to award concessions for the transportation of hydrocarbons for similar periods to the terms of the exploitation concessions granted (see Note 35.a)). Pursuant to Law No. 26,197, provincial governments have the same powers. Under of this regulatory framework, holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

-	Transport oil, gas and petroleum products.

-
Build and operate pipelines for oil, gas and their derivatives, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the SE for oil and petroleum derivatives pipelines, and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.
In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales S.E. as of such date. The main pipelines related to said transportation concessions are the following:

-	La Plata / Dock Sud

-	Puerto Rosales / La Plata

-	Monte Cristo / San Lorenzo

-	Puesto Hernández / Luján de Cuyo

-	Luján de Cuyo / Villa Mercedes

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

Thus, assets meeting certain requirements set forth by the IFRIC 12, which the Company’s Management judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.
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
Other intangible assets
This section mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction and/or gas. These items are valued at their acquisition cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.
These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 15 years. The Group reviews the aforementioned estimated useful life annually.
The Group has no intangible assets with indefinite useful lives as of December 31, 2021, 2020 and 2019.
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
Associates are those in respect of which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.
Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11, “Joint arrangements”, and IAS 28, “Investments in Associates and Joint Ventures”, investments in which 2 or more parties have joint control (defined as a “joint arrangement”) should be classified as either a joint operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, joint operations should be proportionally consolidated while joint ventures are accounted for under the equity method.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.   BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company that have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is the currency of a hyperinflationary economy and/or different from the presentation currency are translated using the procedure set out in Note 2.b.1).
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
These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

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
The Group reviews the estimated useful life of each class of assets annually.
Oil and gas production activities
The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under “Mining properties, wells and related equipment”. Costs related to exploration permits are classified as intangible assets.
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
The capitalized costs described above are depreciated as follows:
- The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimate proved developed oil and gas reserves estimated to recover.
- The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the proved oil and gas reserves.
Revisions in estimates of crude oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by external independent petroleum and gas engineers on a 3-year rotation plan.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

Costs related to hydrocarbon well abandonment obligations
Costs related to hydrocarbon well abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon the current costs incurred in abandonment obligations considering internal and external available information. Due to the number of wells in operation and/or not abandoned, as well as the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities, weighted by the complexity level of the wells, are used for estimating the plugging activities costs of the wells pending abandonment. These costs are the best estimate of the liability hydrocarbon well abandonment obligations. Future changes in the costs mentioned above, the discount rate, the useful lifespan of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the hydrocarbon well abandonment obligations and, consequently, the related asset, affecting the results of future operations. Such changes are recognized pursuant to IFRIC 1, which indicates that changes in liabilities will be added to or deducted from the asset cost corresponding to the current period, taking into account that if the decrease in liabilities exceeds the carrying amount of assets, the excess will be immediately recognized in the profit or loss of the fiscal year.
Environmental property, plant and equipment
The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases where at least one of the following conditions is met: (i) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (ii) the expenditure prevents or limits environmental pollution at operating facilities; or (iii) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.
The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.
2.b.7) Provisions and contingent assets and liabilities
The Group makes a distinction between:
Provisions
Provisions represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and whose amount and timing are uncertain. Provisions are recognized when the liability or obligation-giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provision for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as obligations that are probable and can be reasonably estimated whose realization depends on the occurrence or non-ocurrence
of one or more future events not wholly within the control of the Group (such as provision for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 16.
Contingent liabilities
Contingent liabilities represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in a Note to the extent they are possible and significant, as required by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. See Note 33.b).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( cont .)

Contingent assets
Contingent assets represent potential assets arising from past events whose existence is subject to the occurrence or non-occurrence
of one or more future events not wholly within the control of the Group. They are recognized when the realization of economic benefit associated with them becomes almost certain, at which time they cease being contingent in nature. Consequently, contingent assets are not recorded in the financial statements, but rather disclosed in a Note to the extent that the inflow of economic benefits is probable and significant, as required under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. See Note 33.a).
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
non-current
provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.
In relation to certain provisions and contingent assets and liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.
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
The assets of this segment have been grouped into CGU Oil, which groups the assets of YPF fields with crude oil reserves; and CGU Gas – Neuquina Basin, CGU Gas – Noroeste Basin and CGU Gas – Austral Basin which group the assets of fields with natural gas reserves, according to Argentina’s basins.

ii.	Gas and Power Segment
The assets of this segment have been grouped into CGU Gas and Power YPF, which mainly includes the transportation, commercialization and regasification of natural gas; and CGU Metrogas, which includes assets related to natural gas distribution activities.

iii.	Downstream Segment
The assets of this segment have been grouped into CGU Downstream YPF, which mainly comprises the assets involved in crude oil refining (or supplementing that activity), the petrochemical industry and the marketing of such products.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( cont .)

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
The cash flows from Upstream segment assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, based on the type of each one of the Upstream segment assets.
Downstream and Gas and Power segments cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 5 years, considering annual rent for the last period, based on the long useful life of these CGU assets.
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
 their
monthly compensation, and the Group will pay an amount equal to that contributed by each member.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

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
Share-based benefit plan
From the fiscal year 2013 YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above-mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.
This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to 3 years from the grant date, hereinafter “service period”), being this the only necessary condition to access the agreed final retribution.
For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”:

-
For
equity-settled
share-based
payment transactions, a cost is recognized on a linear basis over the period of service, based on the Group’s estimate of the number of equity instruments that will finally be granted considering their fair value on the date the plan is awarded, with an offsetting credit
 entry in the equity account entitl
e
d “Share-based benefit plans”. At the end of each reporting period, the Group reviews the number of equity instruments it expects will be finally granted based on the conditions of the award specified under the respective plan.

-
For
cash-settled
share-based
payment transactions, a liability is recognized for the goods or services acquired, originally measured at the liability’s fair value. At the end of each reporting period until the liability is settled, and on the settlement date, the liability’s fair value is remeasured and any change in such value is recognized in profit or loss for the fiscal year
.

2.b.11) Revenue recognition
Revenue from contracts with customers
In compliance with IFRS 15 “Revenue from Contracts with Customers”, the Group has classified the main contracts with customers, as follows:

-	Contracts for the sale of fuel in consignment

-	Contracts for the direct sale of fuel

-	Contracts for the sale of natural gas

-	Contracts and agreements for the sale of other refined products

-	Construction contracts
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( C ont.)

In the case of construction contracts, revenue is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contracts, performance obligations are satisfied over time.
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

-	GasAr Plan, benefits for the Stimulus Program for Additional Injection of Natural Gas and the Resolution 46 Program. See Note 35.d.1).

-
They consist of economic compensation for the companies committed to increase their respective gas production. These incentives have been included in “Revenues” in the statement of comprehensive income.

•	- Compensation for providing diesel to public transport of passengers at a differential price.

-
They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs. These incentives have been included in “Revenues” in the statement of comprehensive income.

-	Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods. These incentives have been included under “Net Financial Results” in the statement of comprehensive income.

-	Procedure to compensate for the lower income that Natural Gas Distribution Service Licensed Companies receive from their users.

-
Compensations received as a result of the application of benefits and/or discounts to users under the regulations in force regarding social tariffs of the natural gas distribution service through networks. The aforementioned incentives have been included in “Revenues” in the statement of comprehensive income.

-
Payment of the accumulated daily differences on a monthly basis between the price of gas purchased by distributors and the natural gas price included in the tariff schemes effective from April 1, 2018 to March 31, 2019.

The Argentine Government assumed the payment of the differences exclusively arising from exchange rate variations and corresponding to natural gas volumes delivered in such term. These incentives recognized by Metrogas have been included as reversals in “Costs” in the statement of comprehensive income. See Note 35.c.1).

-	Incentive for investment in capital goods, computers and telecommunications for domestic manufacturers.
It takes place through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company AESA. The bond received may be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) and may be transferred to third parties only one time. The incentives have been included in the item “Other net operating results” in the statement of comprehensive income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( C ont.)

Recognition of these incomes
is
 made at their fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related thereto
have been fulfilled.
2.b.12) Leases
The Group registers its leases in accordance with IFRS 16 “Leases”.
The model is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.
The Group recognized
right-of-use
assets and lease liabilities for 23,059 on January 1, 2019,
the
date of initial application of IFRS 16, in the statement of financial position, measured at the present value of future payments.
The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use
asset equal to the lease liability on the initial transition date.
The Group as lessee
Once the lease has been identified, the Group recognizes the following items:

-	Right-of-use assets, whose cost includes:

(i)	the amount of the initial measurement of the lease liability;

(ii)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(iii)	the initial direct costs incurred by the lessee; and

(iv)
an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain liabilities because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

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
In order to assess the impairment of
right-of-use
assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8) and 2.b.9).
Lease contracts in which the Group is the lessee mainly correspond to the leasing of:

-
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

-	Machinery and equipment, which include:

(i)
equipment for natural gas compression and generation of energy. The average term of these contracts is 3 years, featuring minimum payments based on the available power. Variable payments are calculated on the basis of a rate per generation unit;

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(ii)	regasification and gas liquefaction equipment. The average term of these contracts is 6 years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

-	Transportation equipment, including:

(i)	vessels and crafts for hydrocarbon transportation, whose average contract term is 3 years, establishing monthly guaranteed payments associated to the Group’s availability over such assets;

(ii)
truck fleets with average contract terms of 3 years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

-
Gas station lands and facilities, whose contracts include the lease of land and associated installations with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

-	Land and buildings which include mainly:

(i)
An underground reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for 4 years, for which there are minimum guaranteed quotas;

(ii)	permits for the use of ports and land, for which there are minimum guaranteed quotas.
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
Lease liabilities include:

-	fixed payments (including in substance fixed payments), less any lease incentive receivable;

-	variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract;

-	amounts that the lessee expects to pay as residual value guarantees;

-	the price for the exercise of a purchase option if the Group is reasonably certain to exercise that option; and

-	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise the option to terminate it (i.e., because there is a reasonable certainty thereon).
Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

The Group reviews the lease liability in the following cases:

-	when there is a change in the amount expected to be paid under a residual value guarantee;

-	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

-
when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

-	when there is a change in the evaluation of the purchase option of the underlying asset.
The Group as lessor
The Group does not have any significant assets leased to third parties.
2.b.13) Net income per share
Net income per share is calculated by dividing the net income for the fiscal year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the fiscal year net of repurchased shares as mentioned in Note 31.
Diluted net income per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, as if they had been converted.
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
As of the date of the issuance of these consolidated financial statements, there are no YPF instruments outstanding that imply the existence of potential ordinary shares (taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market), thus the basic net income per share matches the diluted net income per share. See Note 31.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

At the closing of these consolidated financial statements, the Group’s financial liabilities measured at amortized cost include accounts payable, other liabilities, loans and lease liabilities.
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
Tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the end of the fiscal year, in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The regulatory framework related to the income tax is described in Note 35.e).
Royalties and withholding regimes for hydrocarbon exports and agricultural products
Royalty expense (see Note 35.a.1)) and extraordinary production fees are accounted for as a production cost.
Additionally, the Group is subject to the withholding regimes for hydrocarbon exports and agricultural products outlined in Note 35.f).
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

Share-based benefit plans
Corresponds to cumulative accrued balances related to share-based benefit plans to be settled in equity instruments, as mentioned in Note 2.b.10).
Acquisition cost of treasury shares
Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 31). Considering CNV regulations General Resolution No. 562, the balance of this account restricts the distribution of retained earnings.
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
Legal reserve
In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior-year
adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2021, the legal reserve has been fully integrated, amounting to 2,007.
Reserve for future dividends
Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.
Reserve for investments and reserve for purchase of treasury shares
Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10).
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( cont .)

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

•	During the fiscal year ended December 31, 2021, the Group entered into term purchase transactions for dollars and grains and has not applied hedge accounting.

•	During the fiscal year ended December 31, 2020, the Group entered into term purchase transactions for dollars and grains and has not applied hedge accounting.

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
Under IFRS 9, a provision for bad debt is created by preparing a matrix per category and grouping the assets based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups are subsequently divided into sub-groups
based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected bad-debt
rate is assigned based on historical default rates adjusted to future economic conditions.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( cont .)

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( cont .)

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
As of December 31, 2021 and 2020, the Group classified certain assets of property, plant and equipment as assets held for disposal.
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
Standards or interpretations issued by the IASB, the application of which is mandatory as of the closing date of these consolidated financial statements and which have been adopted by the Group, if applicable

•	Amendments to IFRS 16 – COVID-19 Related rent concessions
In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after June 1, 2020, allowing for their early application.
A lessee may elect to account for any change in lease payments as a consequence of the
COVID-19
pandemic, arising from rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

This option applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

-	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

-
any reduction in lease payments affects only payments originally due or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before June 30, 2021, and increased lease payments that extend beyond June 30, 2021); and

-	there is no substantive change to other terms and conditions of the lease.
The Group has not exercised the option mentioned above.

●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 17 and IFRS 16 - Interest Rate Benchmark Reform Phase 2.
In August 2020 the IASB issued amendments applicable to fiscal years beginning on or after January 1, 2021, allowing for their early application.
The purpose of these amendments is to provide entities with practical solutions to deal with the effects of the transition to alternative benchmark interest rates, when they generate changes in contractual cash flows or in the hedging relationships.
The amendments issued relate to the following key areas:

-
Financial assets, financial liabilities and lease liabilities: A practical solution was issued for financial assets and liabilities measured at amortized cost, which are modified as a direct consequence of the interbank benchmark interest rate reform. As a practical solution, the IASB establishes that these amendments are not to be treated as specified under IFRS 9 for changes to contractual cash flows, but rather as established under such standard for assets and liabilities at variable rate. This accounting treatment comprises the prospective revaluation of these financial instruments at the revised effective interest rate. This only applies when the change is a direct consequence of the rate reform and the basis used to determine the cash flows is economically equivalent to the basis immediately preceding rate replacement. In the case of lease liabilities revalued based on an interest rate that is being replaced with an alternative interest rate, a similar treatment is proposed.

-
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

-
Disclosure: The information disclosed must allow the user to understand the nature and extent of the risks to which the entity is exposed and how those risks generated by the interbank benchmark rate reform will be managed. The progress and management of the transition to alternative benchmark rates is also required to be informed.

The implementation of the aforementioned changes has not affected the Group’s consolidated financial statements as it did not have any significant financial instruments subject to this kind of interest rate in the reported fiscal year.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

Standards or interpretations issued by the IASB, the application of which is not mandatory as of the closing date of these consolidated financial statements and which, therefore, have not been adopted by the Group

●	Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture
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

●	Amendments to IAS 1 - Classification of liabilities
In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, (which date was extended to January 1, 2023) and allow for their earlier application.
The amendments clarify that liabilities classification as current or non-current:

-
Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

-	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.
It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
The Group anticipates that the implementation of these amendments will have no significant impact on its financial statements, though is currently evaluating the impact.

●	Amendments to IAS 16 - Proceeds before intended use
In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.
Following the amendment to IAS 16, an entity may not deduct from the cost of an item of “Property, plant and equipment” any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the comprehensive income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.
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

●	Amendments to IAS 37 - Onerous Contracts
In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

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

●	Amendments to IFRS 3 - Reference to the Conceptual Framework
In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.
After updating the reference that the Standard makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could lead to immediate derecognition of assets or liabilities recognized in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.
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
The Group expects that the implementation of these amendments will have no significant impact on its financial statements.

●	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies
In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023, allowing for their early application:
- The term significant accounting policies is replaced with material accounting policies.
- Guidance and explanatory guidance are added to help entities identify the material accounting policies required to be disclosed.
- Accounting policies may be material, regardless of the magnitude of the amounts involved, and therefore, the nature of such policies, as well as certain conditions, such as whether they are related to the full understanding of another accounting policy deemed material, should be analyzed.
- If the entity discloses accounting policies deemed immaterial, such disclosure should not lead to confusion.
The Group anticipates the implementation of these amendments will not significantly affect its financial statements.

●	Amendments to IAS 8 - Definition of accounting estimates
In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023, on changes in accounting policies and estimates occurring as of such date, allowing for their early application.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The amendments include the definition of the concept of accounting estimates in order to help entities to distinguish between accounting policies and accounting estimates - as the previous definition was interrelated to the definition of accounting policy and could lead to an error - defining accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”.
The IASB clarifies that changes in accounting estimates are accounted for prospectively, and if such changes are based both on new information that was not available when the previous measurements were made, as well as changes affecting the variables used in such estimate, they should not be treated as the correction of an error.
The Group anticipates the implementation of such amendments will not significantly affect its financial statements.

●	Amendments to IFRS 16 - Reductions in lease payments related to COVID-19 as from June 2021
In March, 2021, the IASB issued amendments applicable to fiscal periods beginning on or after 1 April, 2021, allowing for their early implementation.
A lessee may decide to account for changes in lease payments as a consequence of COVID-19 pandemic arising from rent reductions in the same way it would account for the change applying IFRS 16, as if such change were not a lease modification.
This option exclusively applies to rent reductions only as a direct consequence of the COVID-19 pandemic and provided they meet the following conditions:

-	any change in lease payments results in revised consideration for the lease that is substantially the same, or lower than, the consideration for the lease immediately preceding the change;

-
any reduction in lease payments affects only payments originally due until June 30, 2022 (for example, a rent reduction would meet this condition if it results in reduced lease payments until June 30, 2022 and increased lease payments beyond June 30, 2022); and

-	there is no significant change in the terms and conditions of the lease.
The Group expects the implementation of these amendments will have no significant impact on its financial statements.

●	Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction
On May 2021, the IASB issued amendments to IAS 12 related to the initial recognition of the deferred tax in transactions in which an asset and a liability are simultaneously recognized, which are applicable to fiscal years beginning on or after January 1, 2023.
The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.
As of the date of these consolidated financial statements, even though the Group is currently evaluating the full impact the application of these modifications may have on its financial statements, a material effect of exposure may be expected on items composing deferred tax assets and liabilities as a result of grouping items based on their nature. It is not the Group’s intention to early adopt these changes.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

•	Anual improvements to IFRS – Standards 2018-2020
In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing for
their early application.
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

A similar election is available for an associate or joint venture.

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
Additionally, amendments have been issued to IFRS 4 and IFRS 17 “Insurance contract”, which were not included as they are not applicable to the Group since it does not carry out related activities.
2.c) Accounting Estimates and Judgments
The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:
Crude oil and gas reserves
Estimating crude oil and gas reserves is an integral part of the Group’s decision-making process. The volume of crude oil and gas reserves is used to calculate depreciation using the unit of production ratio and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8) and 2.b.9) and the last paragraph of this Note).
The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by Rule
4-10
(a) of Regulation S-X of the SEC.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

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
Provision for environmental costs and obligations for the abandonment of hydrocarbon wells
Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. YPF’s management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.
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
In addition to the hydrocarbon wells abandonment legal obligations, provisions have been made for environmental liabilities whose evaluations and/or remediations are probable and can be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation
of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.
The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6).
Income tax and deferred income tax
The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. The Group also evaluates if the tax authority will accept an uncertain tax treatment. Additionally, the current collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions affecting the Group’s tax balances. See Note 17.
Provision for impairment of property, plant and equipment
The methodology used in estimating the recoverable amount of property, plant and equipment is detailed in Notes 2.b.8) and 2.b.9).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( cont .)

The determination of whether an asset is impaired, and by how much, involves management’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for crude oil, natural gas and refined products, all of which affect the prices taken into account in the projection. Consequently, for oil and natural gas assets, the expected future cash flows are determined using management’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of estimates about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These estimates and the management judgment on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.
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
In relation to the gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas. In particular, in 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. This situation generated a reduction in natural gas sales price in the domestic market, which generated a drop in gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government published in the BO the GasAr Plan with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the domestic market. Under this Plan, YPF undertook gas production commitments in the Neuquina Basin. See Note 35.d.1).
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
During the year 2020 the Group has continuously monitored business perspectives in the market it operates. Specifically, in the local market of natural gas a reduction in natural gas sales price in the domestic market is observed which deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors and lower prices obtained on gas’s biddings on the power plants channel.
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
by
the specific dynamics mentioned above, at the domestic level.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ( c ont.)

Subsequently, during the fourth quarter of 2020, mainly from the previously mentioned launch of GasAr Plan, expectations related to the development of gas projects in Neuquina Basin were modified. In that quarter, the Group recognized a reversal of the impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 58,463 (43,848 net of the income tax effect) and for the CGU Gas – Austral Basin of 7,706 (5,780 net of the income tax effect). The reasons for the reversal are mainly due to the increase in the expected production of natural gas and, to a lesser extent due, to the reduction in production costs. The discount rate after taxes used as of December 31, 2020 was 12.85% for 2021 and 13.12% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin and the CGU Gas – Austral Basin equal to 192,197 and 16,036, respectively.
As of December 31, 2021, considering changes in the variables and methodology described above, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas – Austral Basin of 9,776 (6,354 net of the income tax
effect
) generated from the lower than expected production due to field performance and higher production costs. The discount rate after taxes used as of December 31, 2021 was

14.08%, and the recoverable value after taxes of the CGU Gas – Austral Basin as of such date was equal to 13,834.
Besides, as the book value of
the
net assets of the CGU Gas – Neuquina Basin amounts to 249,884 and approximates
its recoverable value as of December 31, 2021, the Group did not recognize any
impairment charges or reversals of previous impairments
for
the year ended on that date, mainly for the purpose of complying with the GasAr Plan in such Basin.
Considerations concerning
COVID-19
and the current economic environment
Since the beginning of 2020, a virus outbreak
(COVID-19)
has taken place, causing potentially deadly respiratory infections outbroke, and adversely affecting the demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread, leading to a lower global demand for refined products and an abnormally high volatility in this commodity.
From the third quarter of 2020, following the easing of restrictions on circulation and certain activities, a process of gradual recovery to certain normality in the country’s social and economic activities was observed. This led to an increase in fuel demand, which had significantly declined at the beginning of the pandemic. This recovery accelerated in fiscal year 2021, even though some restrictions on circulation had to be strengthened in certain periods. By December 2021, based on the recovery of the activity mentioned above, gasoline and diesel sales volumes are higher than pre-pandemic
levels.
However, given the uncertainties inherent to the scale and duration of these events due to new virus strains and the increase in cases, despite the progress made in vaccination against COVID
-19,
and its direct and indirect effects, it is not reasonably possible to estimate the final impact this pandemic might have on the world’s economy and its financial markets, on Argentina’s economy, and therefore, on the Group’s comprehensive results, its cash flows and financial position, among other things.
In consideration of the above, the valuation of certain assets and liabilities is subject to a higher degree of uncertainty, which caused the analysis of the present economic environment to be considered in the assessment of the accounting estimates and judgments, as mentioned in this Note.
Going concern
The Management of the Company considers it appropriate to adopt the going concern basis of accounting for the presentation and valuation of these consolidated financial statements.
2.d) Comparative Information
Balance items as of December 31, 2020 and 2019 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended. Likewise, certain additional disclosures of non-significant
information have been made.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

3.	ACQUISITIONS AND DISPOSITIONS

•	Acquisition of Ensenada de Barragán Thermal Power Plant
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
CTEB is located in the petrochemical complex of Ensenada, Province of Buenos Aires, with an installed capacity of 567 MW as of today. As part of the transaction, the acquiring companies will have a term of 30 months to complete the works required for CTEB to operate on a combined cycle basis, which will increase its installed capacity to 847 MW.
It should be noted that the measures adopted by the Argentine Government to contain

COVID-19

propagation have affected the progress in the execution of the works mentioned above, deferring the original commercial operation term. The term for work execution might be affected again in the future due to the measures imposed in relation to the evolution of Argentina’s health situation due to the

COVID-19

pandemic.
Energy supply agreements with CAMMESA in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE No. 220/2007. The first agreement was executed on March 26, 2009 (expiring in April 27, 2022), and the second on March 26, 2013 for a term of 10 years from the commercial operation of the combined cycle.
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
The acquisition of the goodwill of CTEB also includes the assignment of the Trust Agreement to CT Barragán, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDR to be acquired by the CT Barragán) amounted to approximately US$ 229 million, which is expected to be repaid with cash flows from CTEB.
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
The following table shows in detail the transferred consideration and the fair values of the acquired assets and the liabilities assumed by CT Barragán as of June 26, 2019, after considering the price adjustment for US$10 million:

Fair value as of the acquisition date
Fair value of identifiable assets and assumed liabilities:
Financial assets at fair value	682
Property, plant and equipment	20,330
Inventories	341
VRD	(9,760)

Total identifiable net assets / consideration	11,593

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

3.	ACQUISITIONS AND DISPOSITIONS ( c ont.)

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
The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in exchange rates, interest rates or certain other price variables.
The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.
Exchange Rate Risk
The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the dollar, the currency that generates the greatest exposure is the Peso (the Argentine legal currency).
Likewise, given the restrictions imposed by the BCRA on access to the foreign exchange market, particularly since the publication of Communication “A” 7,030 (see Note 35.g)), the Group has been reducing its portion of cash and cash equivalents in currencies other than the Argentine peso, and consequently, it may be affected in the event of exchange rate variations, which motivated an active strategy in the Group’s liquidity management and transactions with derivative financial instruments as a hedge, in compliance with the accounting policy defined in Note 2.b.17).
The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, mainly taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2021:

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4.	FINANCIAL RISK MANAGMENT ( c ont.)

	Appreciation (+) / depreciation (-) of exchange rate of Peso against dollar		Income (loss) for fiscal year ended December 31, 2021
Impact on net income before income tax corresponding to financial assets and liabilities	+10 -10	% %	(2,235 2,235)
During the fiscal year ended December 31, 2021, the exchange rate to convert pesos to dollars showed a 22% variation.
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
The table below provides information about the financial assets and liabilities as of December 31, 2021 that accrue interest considering the applicable rate:

	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	60,948	713,791
Variable interest rate	190	43,424

Total (3)	61,138	757,215

(1)
Includes temporary investments, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest
bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.
The variable rate financial loans represent 6% of the total loans as of December 31, 2021, and include NO, pre-financing
of exports, financing of imports and financial loans with local and international entities. The portion of the loan, which accrues variable interest, is mainly subject to the fluctuations in BADLAR, SOFR and LIBOR. Approximately 21,307 accrues interest of BADLAR plus a spread between 0.10% and 9.85%, 328 accrues interest of SOFR plus a spread of 5.75% and 19,286 accrues interest of LIBOR plus a spread between 0.88% and 8.75%.
Approximately 95% of the total of the financial loans of the Group is denominated in dollars and the remainder in pesos, as of December 31, 2021.
Financial assets mainly include, in addition to trade receivables, which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as money market or short-term fixed interest rate instruments, Argentine Republic Bonds, Treasury Bills and Bonds, and NO.
The Group’s strategy to hedge interest rate risk i
s
 based on investing funds at a variable interest rate, which partially offset financial loans at a variable interest rate, as well as based on maintaining relatively low percentages of debt at a variable interest rate.
The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.
The table below show
s
 the estimated impact on consolidated statement of comprehensive income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rate
s
would have.

	Increase (+) / decrease (-) in the interest rates	Income (loss) for fiscal year
Impact on net income for the year	+100 b.p. -100 b.p.	(312 312)

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4.	FINANCIAL RISK MANAGMENT ( c ont.)

Price Risks
The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements. As of December 31, 2021, the Company was not significantly affected by the variation in the valuation of mutual funds and public securities. See Note 6 “Fair value measurements”.
As of December 31, 2021, the aggregate value of financial assets at fair value through profit or loss amounts to 40,221.
The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2021:

	Increase (+) / decrease (-) in the prices of investments in financial instruments		Income (loss) for the fiscal year ended December 31, 2021
Impact on net income before income tax	+10 -10	% %	4,022 (4,022)
The Group does not use derivative financial instruments to hedge the risks associated with the fluctuation of the price of commodities as well as the risk inherent to investments in public securities and mutual funds.
The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, refining differentials, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes and domestic margins for their products, among others.
Consequently, beyond the Group’s expectation of substantially maintaining domestic prices with reference to those in international markets, exposure to price risk will depend on other key factors (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations) that are also considered in the Group’s pricing policy, and which may therefore lead the Group to not be able to maintain such correlation. In 2021, crude oil deliveries were freely negotiated between producers and refiners or sellers.

•	Liquidity Risk management
Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.
As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2021, the availability of liquidity reached 62,678, considering cash of 22,923 and other liquid financial assets of 39,755. Additionally, the Group has other investments freely available for 44,984 included in “Investment in financial assets” (see Note 14). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the Negotiable Obligations Global Program and under the Frequent Issuer Program.
Based on the restrictions established by the BCRA for access to the exchange market, specifically since the publication of Communication “A” 7,106 that refers to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled between October 15, 2020 and March 31, 2021, all the provisions issued were fulfilled by the Group. See Notes 21 and 35.g).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4.	FINANCIAL RISK MANAGMENT ( c ont.)

Communication A” 7,416 issued by the BCRA and published in December 2021, extended the validity of Communication “A” 7,106 (see Note 35.g)), relating to repayments of principal corresponding to foreign financial debts and the issuance of debt securities denominated in foreign currency maturing from January 1, 2022 to June 30, 2022. YPF has 2 YPF principal maturities of international indebtedness in foreign currency, Class XIII and Class XXVIII NOs. However, the Company understands it is exempted from the obligation of filing the aforementioned refinancing plan considering the international debt swap reached in July 2020 and February 2021 (See Note 21) and the international financial loan obtained in January 2022 (See Note 39).
The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2021:

	December 31, 2021
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	27,287	15,159	6,226	3,482	1,455	2,013	55,622
Loans	86,680	87,931	84,013	145,637	30,626	322,328	757,215
Other liabilities (1)	3,468	187	41	740	—	—	4,436
Accounts payable (1)	194,671	49	—	—	—	703	195,423

	312,106	103,326	90,280	149,859	32,081	325,044	1,012,696

(1)	Corresponds to the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.
Most of the Group’s loans contain usual covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33.
Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.
The Group monitors compliance with covenants on a quaterly basis. As of December 31, 2021, the Group is in compliace with its covenants.
It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited –Dubai Branch and Itaú Unibanco –Miami Branch, the debt service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, on December 31, 2021, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2021.

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
Likewise, the Group accounts for doubtful trade losses in the statement of comprehensive income, based on specific information regarding its clients.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4.	FINANCIAL RISK MANAGMENT ( c ont.)

Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.18).
Moreover, the Group has recorded an impairment charge of accounts receivables related to Decree No. 1,053/2018. See Note 35.c.1).
The maximum exposure to credit risk of the Group of December 31, 2021 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure as of December 31, 2021
Cash and cash equivalents	62,678
Investment in financial assets	53,546
Other financial assets	181,122
Considering the maximum exposure to the risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for approximately 72,387 and represents approximately 31%, while the Group’s remaining debtors are diversified.
Following is the breakdown of the financial assets past due as of December 31, 2021:

	Current trade receivable	Other current receivables
Less than three months past due	22,910	620
Between three and six months past due	6,464	37
More than six months past due	19,181	848

	48,555	1,505

At such date, the provision for doubtful trade receivables amounted to 20,220 and the provisions for other doubtful receivables amounted to 1,434. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.
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
The Group has effective guarantees granted by third parties for a total amount of 75,622, 38,302 and 42,026 as of December 31, 2021, 2020 and 2019, respectively.
During the fiscal years ended December 31, 2021, 2020 and 2019 the Group did not execute guarantees.

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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

5.	SEGMENT INFORMATION ( c ont.)

•	Gas and Power
The Gas and Power segment generates revenues from the development of activities relating to: (i) transportation and commercialization of natural gas and LNG (until fiscal period ended June 30, 2020) to third parties and the Downstream segment; (ii) the commercial and technical operation of the LNG regasification terminal in Escobar, by hiring a regasification vessel, and (iii) natural gas distribution.
In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a purchase to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 35.d)), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream
The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.
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
It covers other activities, not falling into the aforementioned categories or constitutes other reporting business segments, mainly including corporate administrative expenses and assets and construction activities.
Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.
Operating profit and assets for each segment have been determined after consolidation adjustments.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019
(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

5.	SEGMENT INFORMATION ( c ont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2021
Revenues from sales	4,678		199,612	1,046,089	31,948	(10,997)	1,271,330
Revenues from intersegment sales	544,384		15,375	6,121	48,498	(614,378)	—

Revenues	549,062		214,987	1,052,210	80,446	(625,375)	1,271,330

Operating profit / (loss)	1,688		1,333	86,496	(18,625)	(12,722)	58,170
Income from equity interests in associates and joint ventures	—		12,738	14,239	—	—	26,977
Depreciation of property, plant and equipment	213,495	(3)	2,810	43,413	7,968	—	267,686
Impairment of property, plant and equipment and intangible assets, net (2)	11,258		—	—	—	—	11,258
Acquisition of property, plant and equipment	210,186		2,775	39,942	7,085	—	259,988
Assets	1,075,503		266,056	879,985	182,180	(13,656)	2,390,068

For the year ended December 31, 2020
Revenues from sales	2,419		122,254	536,714	14,108	(6,309)	669,186
Revenues from intersegment sales	289,421		8,060	3,349	28,787	(329,617)	—

Revenues	291,840		130,314	540,063	42,895	(335,926)	669,186

Operating (loss) / profit	(25,878)		(18,994)	4,839	(22,305)	3,941	(58,397)
Income from equity interests in associates and joint ventures	—		9,199	4,071	—	—	13,270
Depreciation of property, plant and equipment	128,132	(3)	1,858	34,295	7,167	—	171,452
(Recovery) / Impairment of property, plant and equipment and intangible assets, net (2)	(7,475)		527	—	97	—	(6,851)
Acquisition of property, plant and equipment	63,071		4,905	23,420	4,882	—	96,278
Assets	914,257		209,225	646,589	152,816	338	1,923,225

For the year ended December 31, 2019
Revenues from sales	2,046		131,055	531,724	19,743	(5,973)	678,595
Revenues from intersegment sales	286,585		8,697	3,447	27,502	(326,231)	—

Revenues	288,631		139,752	535,171	47,245	(332,204)	678,595

Operating (loss) / profit	(49,194)		2,944	40,653	(15,866)	451	(21,012)
Income from equity interests in associates and joint ventures	—		5,339	2,629	—	—	7,968
Depreciation of property, plant and equipment	119,821	(3)	1,378	20,805	3,890	—	145,894
Impairment of property, plant and equipment (2)	40,561		868	—	—	—	41,429
Acquisition of property, plant and equipment	136,589		6,170	22,455	7,630	—	172,844
Assets	742,850		199,357	508,026	129,331	(6,275)	1,573,289

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	See Notes 2.c), 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

5.	SEGMENT INFORMATION (Cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2021, 2020 and 2019, and property, plant and equipment by geographic area as of December 31, 2021, 2020 and 2019 are as follows:

	Revenues			Property, plant and equipment
	2021	2020	2019	2021	2020	2019
Argentina	1,120,935	585,652	589,653	1,642,156	1,379,191	1,068,832
Mercosur and associated countries	60,243	26,834	36,154	103	336	179
Rest of the world	65,905	23,620	35,836	—	—	—
Europe	24,247	33,080	16,952	—	—	—

	1,271,330	669,186	678,595	1,642,259	1,379,527	1,069,011

Intangible assets are geographically located in Argentina.
As of December 31, 2021, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6.	FINANCIAL INSTRUMENTS BY CATEGORY
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
assets” and
“Non-financial
Liabilities”.
Financial Assets

	2021
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	22,635	—		22,635	61,790	84,425
Trade receivables (2)	158,487	—		158,487	—	158,487
Investment in financial assets	43,514	10,032		53,546	—	53,546
Cash and cash equivalents	32,489	30,189		62,678	—	62,678

	257,125	40,221		297,346	61,790	359,136

	2020
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total

Other receivables (1)	15,391	—		15,391	35,029	50,420
Trade receivables (2)	136,057	—		136,057	—	136,057
Investment in financial assets	19,052	9,882	(3)	28,934	—	28,934
Cash and cash equivalents	20,032	34,586		54,618	—	54,618

	190,532	44,468		235,000	35,029	270,029

	2019
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total

Other receivables (1)	19,078	—		19,078	29,892	48,970
Trade receivables (2)	139,982	—		139,982	—	139,982
Investment in financial assets	—	8,370		8,370	—	8,370
Cash and cash equivalents	59,062	7,038		66,100	—	66,100

	218,122	15,408		233,530	29,892	263,422

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.
(3)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6.	FINANCIAL INSTRUMENTS BY CATEGORY ( c ont.)

Financial Liabilities

	2021
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	55,622	—	55,622	—	55,622
Loans	757,215	—	757,215	—	757,215
Other liabilities	4,436	—	4,436	—	4,436
Accounts payable	195,423	—	195,423	7,016	202,439

	1,012,696	—	1,012,696	7,016	1,019,712

	2020
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	46,270	—	46,270	—	46,270
Loans	678,306	—	678,306	—	678,306
Other liabilities	12,023	—	12,023	—	12,023
Accounts payable	139,219	—	139,219	5,874	145,093

	875,818	—	875,818	5,874	881,692

	2019
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	61,780	—	61,780	—	61,780
Loans	526,760	—	526,760	—	526,760
Other liabilities	2,013	—	2,013	—	2,013
Accounts payable	149,880	—	149,880	1,180	151,060

	740,433	—	740,433	1,180	741,613

Gains and losses on financial and
non-financial
instruments are allocated to the following categories:

	2021
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	16,880	—	16,880
Interest loss	(71,870)	—	(71,870)
Net financial accretion	(13,628)	—	(13,628)
Net exchange differences	23,012	—	23,012
Fair value loss on financial assets at fair value through profit or loss	—	10,869	10,869
Result from derivative financial instruments	—	(1,048)	(1,048)
Results from transactions with financial assets	—	—	—
Result from financial instruments exchange	—	—	—
Result from debt exchange (2)	1,855	—	1,855
Result from net monetary position	12,384	—	12,384

	(31,367)	9,821	(21,546)

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6.	FINANCIAL INSTRUMENTS BY CATEGORY ( c ont.)

	2020
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,363	—	7,363
Interest loss	(65,821)	—	(65,821)
Net financial accretion	(8,794)	—	(8,794)
Net exchange differences	36,102	—	36,102
Fair value loss on financial assets at fair value through profit or loss	—	3,862	3,862
Result from derivative financial instruments	—	(860)	(860)
Results from transactions with financial assets	—	9,786	9,786
Result from financial instruments exchange (1)	—	1,330	1,330
Result from debt exchange (2)	(2,097)	—	(2,097)
Result from net monetary position	7,828	—	7,828

	(25,419)	14,118	(11,301)

	2019
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,665	—	7,665
Interest loss	(48,136)	—	(48,136)
Net financial accretion	(5,592)	—	(5,592)
Net exchange differences	47,935	—	47,935
Fair value loss on financial assets at fair value through profit or loss	—	(1,449)	(1,449)
Result from derivative financial instruments	—	(293)	(293)
Results from transactions with financial assets	—	—	—
Result from financial instruments exchange	—	—	—
Result from debt exchange	—	—	—
Result from net monetary position	5,904	—	5,904

	7,776	(1,742)	6,034

(1)	See Note 6 “Public securities and public debt restructuring”.
(2)	See Note 21.
Fair value measurements
IFRS 13 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value (including loans whose fair value is disclosed in Note 6 “Fair value of financial assets and financial liabilities measured at amortized cost”) are assigned to one of the valuation hierarchy levels specified under IFRS 13. This valuation hierarchy comprises 3 levels.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6.	FINANCIAL INSTRUMENTS BY CATEGORY ( c ont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2021, 2020 and 2019 and their allocation to their fair value levels.

	2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	10,032	—	—	10,032

	10,032	—	—	10,032

Cash and cash equivalents:
- Mutual funds	30,189	—	—	30,189

	30,189	—	—	30,189

	40,221	—	—	40,221

	2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1) (2)
- Public securities	9,882	—	—	9,882

	9,882	—	—	9,882

Cash and cash equivalents:
- Mutual funds	34,586	—	—	34,586

	34,586	—	—	34,586

	44,468	—	—	44,468

	2019
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	8,370	—	—	8,370

	8,370	—	—	8,370

Cash and cash equivalents:
- Mutual funds	7,038	—	—	7,038

	7,038	—	—	7,038

	15,408	—	—	15,408

(1)	See Note 14.
(2)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).
The Group has no financial liabilities measured at fair value through profit or loss.
Public securities and public debt restructuring
On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and capital of national public debt instrumented by dollar-denominated securities governed by Argentine law until December 31, 2020, or until such previous date established by the Ministry of Economy considering the degree of progress and execution of the public debt sustainability restoration process. This included the BONAR 2020. Among the exceptions established by such Decree are the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariat of Finance and Secretariat of Treasury, of which the Group is a creditor, which are valued at amortized cost (see Note 36). Later, on July 17, 2020, the Ministry of Economy informed through a press release that it had submitted to the Argentine Congress a Bill to restore the sustainability of the external public debt instrumented by
US-denominated
securities governed by argentine law.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6.	FINANCIAL INSTRUMENTS BY CATEGORY ( c ont.)

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
As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 for new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 1,330 (see Note 28).
Fair value estimates
In fiscal year ended December 31, 2021, changes in commercial and economic circumstances did not significantly affect the fair value of the Group’s financial assets and liabilities, whether measured at fair value or amortized cost.
The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2021, 2020 and 2019, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.
Fair value of financial assets and financial liabilities measured at amortized cost
The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 562,653, 560,267 and 476,750 as of December 31, 2021, 2020 and 2019, respectively.
The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

7.	INTANGIBLE ASSETS

	2021	2020	2019
Net book value of intangible assets	47,474	41,245	37,608
Provision for impairment of intangible assets	(4,460)	(2,126)	(429)

	43,014	39,119	37,179

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

7.	INTANGIBLE ASSETS ( c ont.)

The evolution of the Group’s intangible assets for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	1,271	4,171 (2)	705	6,147
Translation effect	18,969	5,680	7,862	32,511
Adjustment for inflation (1)	—	—	833	833
Decreases, reclassifications and other movements	(6)	(103)	181	72

Accumulated amortization
Increases	1,848	—	526	2,374
Translation effect	12,332	—	7,475	19,807
Adjustment for inflation (1)	—	—	199	199
Decreases, reclassifications and other movements	—	—	(23)	(23)

Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	1,049	715	870	2,634
Translation effect	21,213	6,528	8,768	36,509
Adjustment for inflation (1)	—	—	1,070	1,070
Decreases, reclassifications and other movements	(1)	(10,462)	319	(10,144)

Accumulated amortization
Increases	2,659	—	769	3,428
Translation effect	14,395	—	8,358	22,753
Adjustment for inflation (1)	—	—	251	251
Decreases, reclassifications and other movements	—	—	—	—

Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	—	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

Cost
Increases	2,380	34	694	3,108
Translation effect	16,547	2,739	7,495	26,781
Adjustment for inflation (1)	—	—	2,028	2,028
Decreases, reclassifications and other movements	—	(2,199)	158	(2,041)

Accumulated amortization
Increases	3,485	—	1,348	4,833
Translation effect	11,623	—	6,718	18,341
Adjustment for inflation (1)	—	—	473	473
Decreases, reclassifications and other movements	—	—	—	—

Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	—	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 34.b).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

7.	INTANGIBLE ASSETS ( c ont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	2,126	429	—
Increase charged to profit or loss	1,482	1,399	429
Transfers and other movements	—	—	—
Adjustment for inflation (1)	—	152	—
Translation differences	852	146	—

Amount at end of year	4,460	2,126	429

(1)
Corresponds to adjustment for inflation of opening balances of the provision for impairment of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

8.	PROPERTY, PLANT AND EQUIPMENT

	2021	2020	2019
Net book value of property, plant and equipment	1,721,628	1,456,148	1,156,950
Provision for obsolescence of materials and equipment	(12,576)	(11,267)	(6,610)
Provision for impairment of property, plant and equipment	(66,793)	(65,354)	(81,329)

	1,642,259	1,379,527	1,069,011

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

8.	PROPERTY, PLANT AND EQUIPMENT ( c ont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972		24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—		20,707	25,697	12,508	22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972		4,010	15,301	11,660	9,179	740,103

Cost
Increases	46	1,980	(4)	4,676	83	43,089	114,878	6,532		106	—	865	589	172,844	(6)
Translation effect	24,838	967,212		171,788	8,723	21,044	70,818	5,014		14,289	25,116	—	13,581	1,322,423
Adjustment for inflation (5)	3,382	—		—	716	920	1,326	—		828	—	13,010	4,793	24,975
Decreases, reclassifications and other movements	880	114,493		15,715	1,358	(37,620)	(116,818)	(8,132)		1,077	4,021	6,600	(3,894)	(22,320	) (3)

Accumulated depreciation
Increases	1,260	137,017	(4)	16,092	1,345	—	—	—		2,536	2,765	989	1,325	163,329
Translation effect	11,444	758,928		93,611	5,917	—	—	—		11,935	15,822	—	9,862	907,519
Adjustment for inflation (5)	1,726	—		—	486	—	—	—		773	—	6,733	3,270	12,988
Decreases, reclassifications and other movements	9	(2,287)		(33)	(376)	—	—	—		(834)	(13)	3,647	(2,874)	(2,761	) (3)

Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386		41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—		35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386	(2)	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	62	(13,412	) (4)	1,724	119	33,422	72,162	152		121	—	1,587	341	96,278	(6)
Translation effect	27,498	1,110,354		194,960	10,051	24,712	61,134	2,605		17,133	30,261	—	14,969	1,493,677
Adjustment for inflation (5)	3,600	—		—	902	421	2,575	—		537	—	16,134	3,416	27,585
Decreases, reclassifications and other movements	(589)	93,720		13,872	205	(31,252)	(106,547)	(10,245)		3,997	6,023	1,735	(516)	(29,597	) (3)(7)(8)

Accumulated depreciation
Increases	2,054	171,786	(4)	27,195	1,679	—	—	—		4,092	4,493	1,287	1,727	214,313
Translation effect	13,013	896,732		111,376	6,905	—	—	—		14,394	18,791	—	11,135	1,072,346
Adjustment for inflation (5)	1,801	—		—	524	—	—	—		489	—	8,629	2,497	13,940
Decreases, reclassifications and other movements	(1,647)	(8,915)		—	(360)	—	—	—		(117)	(25)	(221)	(569)	(11,854	) (3)(7)(8)

Cost	107,764	3,879,215		683,186	38,319	89,726	223,909	3,898		62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191		400,536	26,699	—	—	—		53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	(1)	282,650	11,620	89,726	223,909	3,898	(2)	8,830	38,889	30,527	16,085	1,456,148

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

8.	PROPERTY, PLANT AND EQUIPMENT ( c ont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	107,764	3,879,215		683,186	38,319	89,726	223,909	3,898		62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191		400,536	26,699	—	—	—		53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	(1)	282,650	11,620	89,726	223,909	3,898		8,830	38,889	30,527	16,085	1,456,148

Cost
Increases	522	3,896	(4)	4,548	589	61,152	186,030	2,092		91	—	—	1,068	259,988	(6)
Translation effect	21,309	867,307		153,012	7,842	16,918	46,760	702		13,923	24,027	—	11,391	1,163,191
Adjustment for inflation (5)	6,839	—		—	1,734	749	5,093	—		1,049	—	32,652	6,712	54,828
Decreases, reclassifications and other movements	1,533	150,411	(9)	13,746	1,813	(60,031)	(172,436)	(2,464)		4,848	5,026	5,360	4,539	(47,655	) (3)

Accumulated depreciation
Increases	2,526	234,245	(4)	33,888	2,163	—	—	—		5,206	6,331	1,931	2,670	288,960
Translation effect	10,021	722,567		91,187	5,487	—	—	—		11,898	15,415	—	8,731	865,306
Adjustment for inflation (5)	3,545	—		—	1,121	—	—	—		961	—	17,102	5,118	27,847
Decreases, reclassifications and other movements	(541)	(14,973	) (9)	(127)	(851)	—	—	—		18	(42)	(561)	(164)	(17,241	) (3)

Cost	137,967	4,900,829		854,492	50,297	108,514	289,356	4,228		82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030		525,484	34,619	—	—	—		72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	(1)	329,008	15,678	108,514	289,356	4,228	(2)	10,658	46,238	50,067	23,440	1,721,628

(1)	Includes 36,541, 34,801 and 22,343 of mineral property as of December 31, 2021, 2020 and 2019, respectively.
(2)
As of December 31, 2021, there are 19 exploratory wells in progress. During the year ended on such date, 15 wells were started, 5 wells were charged to exploratory expense and 1 well was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 134, 1,256 and 48 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2021, 2020 and 2019, respectively.
(4)
Includes 3,349, (13,918) and 1,172 corresponding to hydrocarbon wells abandonment costs and 3, 12,492 and 4,664 of depreciation recovery for the years ended December 31, 2021, 2020 and 2019, respectively.

(5)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(6)
Includes 1,003, 599 and 2,109 corresponding to short-term leases as of December 31, 2021, 2020 and 2019, respectively; includes 658, 1,669 and 1,228 corresponding to the variable charge of leases related to the underlying asset performance/use as of December 31, 2021, 2020 and 2019, respectively. Additionally, it includes 4,166, 3,789 and 2,021 corresponding to the depreciation capitalization of right-of-use
assets as of December 31, 2021, 2020 and 2019 (see Note 9); and 1,020, 967 and 311 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2021, 2020 and 2019, respectively (see Note 20).

(7)	Includes 2,027 and 204 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 34.b).
(8)	Includes 2,715 and 2,221 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets held for disposal.
(9)	Includes 14,559 of cost and accumulated depreciation corresponding to the reversal of Loma de La Mina area. See Note 34.a).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

8.	PROPERTY, PLANT AND EQUIPMENT ( c ont.)

The Group capitalizes the financial borrowing cost as a part of the cost of the assets. For the fiscal year ended December 31, 2021, 2020 and 2019, the rate of capitalization has been 8.47%, 9.70% and 10.33%, respectively, and the amount capitalized amounted to 1,080, 867 and 949, respectively, for the years mentioned above.
Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	11,267	6,610	3,955
Increases charged to profit or loss	593	1,977	410
Decreases charged to profit or loss	(1,676)	(1)	(22)
Applications due to utilization	(98)	(6)	(48)
Translation differences	2,485	2,687	2,315
Adjustment for inflation (1)	5	—	—

Amount at end of year	12,576	11,267	6,610

(1)
Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	65,354	81,329	37,061
Increases charged to profit or loss (1)	9,776	57,920	41,429
Decreases charged to profit or loss (1)	—	(66,170)	—
Applications due to utilization	(36)	(1,250)	—
Depreciation (2)	(21,274)	(42,861)	(17,435)
Translation differences	12,820	36,386	20,274
Adjustment for inflation (3)	236	—	—
Transfers and other movements	(83)	—	—

Amount at end of year	66,793	65,354	81,329

(1)	See Note 2.c).
(2)	Included in “Depreciation of property, plant and equipment” in Note 26.
(3)
Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	2,536	8,456	4,067
Additions pending the determination of proved reserves	601	86	5,229
Decreases charged to exploration expenses	—	(1,174)	(1,036)
Reclassifications to mineral property, wells and related equipment with proved reserves	(1,533)	(6,760)	(2,716)
Translation difference	389	1,928	2,912

Amount at end of year	1,993	2,536	8,456

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2021.

	Amount	Number of projects	Number of wells
Between 1 and 5 years	1,399	1	1

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

9.	RIGHT-OF-USE ASSETS
The evolution of the Group’s right-of-use assets as of December 31, 2021, 2020 and 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Balances for initial application of IFRS 16	450	6,732	8,612		3,356	3,909	23,059

Cost
Increases	266	13,129	19,429		163	6,792	39,779
Translation differences	310	4,587	6,189		1,687	2,545	15,318
Adjustment for inflation (2)	—	—	—		275	—	275
Decreases, reclassifications and other movements	—	(1,162)	(1,264)		(58)	(64)	(2,548)

Accumulated depreciation
Increases	208	6,051	3,174		667	2,430	12,530 (1)
Translation differences	45	1,138	850		117	619	2,769
Decreases, reclassifications and other movements	—	(507)	(283)		(7)	(10)	(807)

Cost	1,026	23,286	32,966		5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741		777	3,039	14,492

Balance as of December 31, 2019	773	16,604	29,225		4,646	10,143	61,391

Cost
Increases	11	4,116	4,781		97	2,416	11,421
Translation differences	396	9,187	11,275		1,863	5,374	28,095
Adjustment for inflation (2)	7	—	—		321	—	328
Decreases, reclassifications and other movements	(90)	(9,212)	(23,984	) (3)	—	(1,771)	(35,057)

Accumulated depreciation
Increases	325	7,315	6,336		973	6,713	21,662 (1)
Translation differences	155	3,675	2,497		380	2,525	9,232
Adjustment for inflation (2)	5	—	—		68	—	73
Decreases, reclassifications and other movements	(10)	(5,260)	(2,833	) (3)	—	(767)	(8,870)

Cost	1,350	27,377	25,038		7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741		2,198	11,510	36,589

Balance as of December 31, 2020	622	14,965	15,297		5,506	7,691	44,081

Cost
Increases	1,734	3,843	2,702		1,098	18,368	27,745
Translation differences	295	6,101	5,509		1,391	4,414	17,710
Adjustment for inflation (2)	18	—	—		614	—	632
Decreases, reclassifications and other movements	—	(1,213)	(4,441)		(531)	(10,625)	(16,810)

Accumulated depreciation
Increases	208	7,720	6,400		1,089	7,949	23,366 (1)
Translation differences	172	3,288	2,611		425	2,514	9,010
Adjustment for inflation (2)	17	—	—		256	—	273
Decreases, reclassifications and other movements	—	(707)	(1,930)		(230)	(9,684)	(12,551)

Cost	3,397	36,108	28,808		10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822		3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986		6,538	19,069	53,260

(1)
Includes 19,200, 17,873 and 10,509 that were charged to “Depreciation of right-of-use
assets” in the comprehensive statement of income for the years ended December 31, 2021, 2020 and 2019, respectively, (see Note 26), and includes 4,166, 3,789 and 2,021 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)	Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(3)	Includes (21,103) and (2,110) of cost and acumulated depreciation, respectively, for a decrease in liquefaction barge with Exmar. See Note 34.d).

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount of investments in associates	16,450	9,938	6,419
Amount of investments in joint ventures	140,475	97,186	61,183
Provision for impairment of investments in associates and joint ventures	—	(12)	(12)

	156,925	107,112	67,590

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ( c ont.)

The main movements during the years ended December 31, 2021, 2020 and 2019, which affected the value of the aforementioned investments, correspond to:

	2021	2020	2019
Amount at the beginning of year	107,112	67,590	32,686
Acquisitions and contributions	—	—	4,826
Income on investments in associates and joint ventures	26,977	13,270	7,968
Translation differences	24,801	26,458	20,673
Distributed dividends	(5,499)	(2,717)	(811)
Adjustment for inflation (1)	3,534	2,511	1,510
Capitalization in associates and joint ventures	—	—	738

Amount at the end of year	156,925	107,112	67,590

(1)	Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency which was charged to other comprehensive income.
The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2021, 2020 and 2019. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2021	2020	2019	2021	2020	2019
Net income	4,068	1,618	2,032	22,909	11,652	5,936
Other comprehensive income	3,434	2,844	1,764	24,901	26,125	20,419

Comprehensive income for the year	7,502	4,462	3,796	47,810	37,777	26,355

The Group does not have investments in subsidiaries with significant non-controlling
interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.
The management information corresponding to YPF EE’s assets and liabilities as of December 31, 2021, 2020 and 2019, as well as the net profit as of such dates are detailed below:

	2021 (1)	2020 (1)	2019 (1)
Non-current assets	183,767	148,384	96,219
Current assets	24,849	30,659	26,622

Total assets	208,616	179,043	122,841

Non-current liabilities	80,626	70,190	57,799
Current liabilities	33,211	38,059	19,503

Total liabilities	113,837	108,249	77,302

Total shareholders’ equity	94,779	70,794	45,539

	2021 (1)	2020 (1)	2019 (1)
Revenues	42,023	21,416	16,114
Costs	(20,077)	(10,013)	(7,706)

Gross profit	21,946	11,403	8,408

Operating profit	21,364	11,366	7,796
Income from equity interests in associates and joint ventures	(250)	356	778
Net financial results	(6,747)	(2,015)	(1,989)

Net profit before income tax	14,367	9,707	6,585

Income tax	(8,049)	(3,797)	(2,359)

Net profit	6,318	5,910	4,226

(1)
On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ( c ont.)

The following table shows information of the subsidiaries:

					Information of the Issuer
	Description of the Securities						Last available financial statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock

Subsidiaries: (7)
YPF Internacional (6)	Common	Bs.	100	66,897	Investment	La Plata 19 Street, Santa Cruz de la Sierra, Bolivia	12/31/2021	240	(10)	123	100.00%

YPF Holdings (6)	Common	US$	0.1	810,513	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, United States	12/31/2021	83,175	(12)	(22,075)	100.00%

OPESSA	Common	$	1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	164	(329)	7,236	99.99%

AESA	Common	$	1	11,714,952,101	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	11,715	1,911	14,210	100.00%

Metrogas	Common	$	1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina	12/31/2021	569	(4,369)	17,347	70.00%

YPF Chile (6)	Common	—	—	115,058,933	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago, Chile	12/31/2021	4,686	427	3,998	100.00%

YTEC	Common	$	1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	459	410	5,989	51.00%

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ( c ont.)

The following table shows the investments in associates and joint ventures:

	2021														2020
						Information of the Issuer
	Description of the Securities								Last available financial statements
Name and Issuer	Class	Face Value		Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures: (5)

YPF EE (6)	Common		$1	2,810,302,500	71,685	1,085	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	3,747	6,318	94,779	75.00%		53,609

MEGA (6)	Common		$1	244,246,140	11,348	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, 10th floor, Buenos Aires, Argentina	9/30/2021	643	6,492	28,958	38.00%		7,733

Profertil (6)	Common		$1	391,291,500	28,358	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, 3rd floor, Buenos Aires, Argentina	9/30/2021	783	5,461	46,563	50.00%		16,951

Refinor	Common		$1	45,803,500	3,237	—	Refining	Maipú 1, 2nd floor, Buenos Aires, Argentina	9/30/2021	92	(554)	6,355	50.00%		2,220

OLCLP (6)	Common		$1	738,139,164	1,657	738	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	868	851	2,363	85.00%		1,143

CT Barragán (6)	Common		$1	4,279,033,952	23,307	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	12/31/2021	8,558	9,417	46,659	50.00%		14,981

					139,592	6,171									96,637

Associates:

Oldelval (6)	Common		$10	4,072,749	4,856	—	Oil transportation by pipeline	Florida 1, 10th floor, Buenos Aires, Argentina	9/30/2021	110	1,256	14,175	37.00%		2,998

Termap	Common		$10	476,034	2,464	—	Oil storage and shipment	Av. Leandro N. Alem 1180, 11th floor, Buenos Aires, Argentina	9/30/2021	14	188	5,539	33.15%		1,295

Oiltanking (6)	Common		$10	351,167	1,931	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12/31/2021	12	1,796	6,720	30.00%		1,145

CDS (6)	Common		$0.01	11,870,716,511	2,788	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, 16th floor, Buenos Aires, Argentina	12/31/2021	1,158	(1,328)	27,239	10.25	% (4)	2,079

YPF Gas	Common		$1	59,821,434	3,079	—	Gas fractionation, bottling, distribution and transport for industrial and/ or residential use	Macacha Güemes 515, Buenos Aires, Argentina	9/30/2021	176	1,268	9,648	33.99%		1,655

Other companies:

Other (3)	—	—	—	—	2,215	161	—	—	—	—	—	—	0.00%		1,315

					17,333	161									10,487

					156,925	6,332									107,124

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(3)	Includes GPA, OTC, OTA, Bizoy S.A., Bioceres S.A. and Petrofaro S.A.
(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The dollar has been defined as the functional currency of this company.
(7)	Additionally, consolidates YPF Services USA Corp., YPF Brasil, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran, Lestery S.A., YPF Perú, YPF Ventures and Metroenergía.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

11.	INVENTORIES

	2021		2020		2019

Refined products	105,123		59,971		50,563
Crude oil and natural gas	37,521		33,066		24,756
Products in process	3,500		1,966		2,259
Raw materials, packaging materials and others	7,783		5,134		2,901

	153,927	(1)	100,137	(1)	80,479	(1)

(1)	As of December 31, 2021, 2020 and 2019, the cost of inventories does not exceed their net realizable value.

12.	OTHER RECEIVABLES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	2,091	1,950	548	2,330	455	2,706
Tax credit and export rebates	15,263	14,616	9,283	10,060	6,896	6,076
Loans to third parties and balances with related parties (1)	975	1,617	814	997	2,435	3,288
Collateral deposits	2	3,509	2,062	2,152	2	640
Prepaid expenses	933	9,000	740	3,503	603	2,370
Advances and loans to employees	71	411	17	263	29	596
Advances to suppliers and custom agents (2)	—	15,377	—	8,525	—	10,896
Receivables with partners in JO	1,059	14,542	2,334	4,143	2,248	7,932
Insurance receivables	—	148	—	1,133	—	498
Miscellaneous	707	2,154	177	1,339	45	1,255

	21,101	63,324	15,975	34,445	12,713	36,257
Provision for other doubtful receivables	(1,552)	(65)	(1,318)	(76)	(924)	(65)

	19,549	63,259	14,657	34,369	11,789	36,192

(1)	See Note 36 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13.	TRADE RECEIVABLES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current

Accounts receivable and related parties (1) (2)	14,151	4,336	17,392	118,665	15,325	124,657
Provision for doubtful trade receivables	(9,788)	(10,432)	(8,861)	(10,519)	—	(6,580)

	4,363	133,904	8,531	108,146	15,325	118,077

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.
Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2021, 2020 and 2019:

	2021			2020			2019
	Non-current		Current	Non-current		Current	Non-current	Current

Balance at beginning of year	8,861		10,519	—		6,580	—	2,776
Increases charged to expenses	927		3,918	2,228		10,818	—	3,891
Decreases charged to income	—		(1,857)	—		(729)	—	(707)
Applications due to utilization	—		(2,424)	—		—	—	(112)
Reclassifications and other movements	—		—	6,633		(6,633)	—	(12)
Net exchange and translation differences	—		674	—		715	—	847
Result from net monetary position (1)	—		(398)	—		(232)	—	(103)

Balance at the end of year	9,788	(2)	10,432	8,861	(2)	10,519	—	6,580

(1)
Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	It includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018. See Note 35.c.1).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

14.	INVESTMENT IN FINANCIAL ASSETS

	2021			2020		2019
	Non-current	Current		Non-current	Current	Non-current	Current

Investments at amortized cost
Public securities (1)	2,225	34,116		—	19,052	—	—
Private securities - NO	309	836		—	—	—	—
Term deposits	—	6,028	(2)	—	—	—	—

	2,534	40,980		—	19,052	—	—

Investments at fair value with changes in results
Public securities (1)	—	10,032		—	9,882	—	8,370

	—	10,032		—	9,882	—	8,370

	2,534	51,012		—	28,934	—	8,370

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

15.	CASH AND CASH EQUIVALENTS

	2021	2020	2019

Cash and banks	22,923	14,843	6,983
Short-term investments (1)	9,566	5,189	52,079
Financial assets at fair value with changes in results (2)	30,189	34,586	7,038

	62,678	54,618	66,100

(1)	Includes term deposits and other invetsments with the BNA for 1,075, 2,000 and 10,043 as of December 31, 2021, 2020 and 2019, respectively.
(2)	See Note 6.

16.	PROVISIONS
Changes in the Group’s provisions for the fiscal years ended December 31, 2021, 2020 and 2019 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non-current		Current	Non-current	Current	Non-current		Current		Non-current	Current

Balance as of December 31, 2018	21,235		1,123	3,720	1,622	58,433		1,784		83,388	4,529

Increases charged to expenses	18,460	(3)	9	1,695	—	7,409		—		27,564	9
Decreases charged to income	(2,358)		(744)	(63)	—	(2,950)		—		(5,371)	(744)
Applications due to utilization	(73)		(194)	—	(1,821)	—		(2,774)		(73)	(4,789)
Reclassifications and other movements	(744)		648	(2,003)	2,003	(1,004	) (1)	2,176	(1)	(3,751)	4,827
Net exchange and translation differences	7,405		443	479	106	35,219		1,079		43,103	1,628
Result from net monetary position (2)	(92)		—	—	—	—		—		(92)	—

Balance as of December 31, 2019	43,833		1,285	3,828	1,910	97,107		2,265		144,768	5,460

Increases charged to expenses	8,917	(4)	219	3,428	—	11,117		—		23,462	219
Decreases charged to income	(6,331	) (5)	(1,039)	(224)	—	(5,249)		—		(11,804)	(1,039)
Applications due to utilization	(43)		(132)	—	(1,330)	—		(1,298)		(43)	(2,760)
Reclassifications and other movements	(5,447	) (6)	1,103	(2,026)	2,026	(13,572	) (1)	(346	) (1)	(21,045)	2,783
Net exchange and translation differences	9,475		498	525	12	41,185		960		51,185	1,470
Result from net monetary position (2)	(35)		—	—	—	—		—		(35)	—

Balance as of December 31, 2020	50,369		1,934	5,531	2,618	130,588		1,581		186,488	6,133

Increases charged to expenses	40,607	(7)	199	10,876	—	14,955		—		66,438	199
Decreases charged to income	(4,278)		(3,574)	(12)	—	(9,632)		—		(13,922)	(3,574)
Applications due to utilization	(655)		(676)	—	(2,489)	—		(1,788)		(655)	(4,953)
Reclassifications and other movements	(4,283)		3,938	(6,888)	6,888	(6,567	) (1)	9,916	(1)	(17,738)	20,742
Net exchange and translation differences	7,758		383	295	6	29,859		361		37,912	750
Result from net monetary position (2)	(45)		—	—	—	—		—		(45)	—

Balance as of December 31, 2021	89,473		2,204	9,802	7,023	159,203		10,070		258,478	19,297

(1)	Includes 3,349, (13,918) and 1,172 corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2021, 2020 and 2019, respectively.
(2)
Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(3)
Includes 10,572 corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the regime of extended moratorium. See Note 17.

(4)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017.
(5)
Includes 3,645 corresponding to the recovery of liabilities with the regime of extended moratorium for periods 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 17.

(6)
Includes 2,953 reclassified as “Income tax liability” with the regime of extended moratorium for 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 17.

(7)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16.	PROVISIONS ( c ont.)

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
Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. See Note 2.c).
16.a) Provision for lawsuits and contingencies
The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies recognized are described in the following paragraphs.
16.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990
Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.
In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 and Decree No. 546/1993.
16.a.2) Claims arising from restrictions in the natural gas market

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)
On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM executed settlement agreements terminating the various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct
natural gas for export to the domestic market.
Under these settlement agreements, the parties, without admitting any facts or rights, waived all claims that as of the date they had or could reciprocally have and YPF undertook to pay: (i) AESU and SULGAS single and total amount of US$ 60 million (payment made on January 10, 2017) and (ii) TGM the sum of US$ 114 million (US$ 107 million in an initial payment made on January 2, 2018 and the balance of US$ 7 million in 7 annual installments of US$ 1 million each, the first one maturing on February 1, 2018, and the balance on the same date of the following years). In addition, YPF agreed to pay TGM the sum of US$ 13 million (in 7 annual installments of US$ 1.86 million each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027.
As of the date of these consolidated financial statements, YPF has complied with the payment schedule agreed with TGM.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16.	PROVISIONS ( c ont.)

•	Transportadora de Gas del Norte S.A. (“TGN”)
On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004, and (c) the “
teoría de la imprevisión
” (doctrine of unforeseeability) available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome. As of the date of these financial statements, this case has not been resolved.
TGN notified YPF the termination of the transportation contract for YPF’s fault.
TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 totaling US$ 30 million. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of US$ 31 million, (ii) from July 20, 2010 to November 20, 2010 in the amount of US$ 10 million, and (iii) from December 6, 2010 to January 4, 2011 in the amount of US$ 3 million.
TGN also lodged a complaint for damages against YPF claiming the amount of US$ 142 million, plus interest and legal fees for the termination of the transportation contract.
Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of US$ 231 million plus interest and court fees.
On October 22, 2020, YPF filed appeals against the lower court’s decision regarding the claim filed for contract performance and the claim for damages.
On February 16, 2022, the Court of Appeals rendered judgment (i) confirming the lower court’s decision which ordered YPF to pay for unpaid invoices in the amount to be determined by the accounting expert designated at the stage of judgment enforcement; (ii) confirming that YPF was liable for damages in the amount of US$ 231 million plus interest, or its equivalent in Pesos at the selling exchange rate published by the BNA on the settlement date; (iii) reducing the applicable annual interest rate from 6% to 4%; and (iv) imposing payment of appeal costs on defendant in the case for damages and shared payment in the case for contract performance.
On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal. In the future, the Company will continue filing all legal recourses it is entitled to in the respective procedural terms and will continue defending itself in compliance with applicable legal procedures and available defenses. The judgment is not final until all available appeals and legal remedies have been exhausted.
16.a.3) Users and Consumers Association
The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from 1993 to 1997 and from 1997 to 2001.
On December 28, 2015, the lower court rendered judgment admitting the claim for compensation for the 1993-1997 term filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of U$S 98 million plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16.	PROVISIONS ( c ont.)

The ruling rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the ruling dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.
Both parties filed an appeal against that decision, which was admitted with suspensive effect.
On December 7, 2017, the Company was notified about the Court of Appeal’s judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim for the 1997-1999 period under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to the item to the execution stage of the judgment (the Court of Appeals did not set this amount); and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.
It should be noted that the ruling confirmed by the Court of Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the firm settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.
Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which was sustained and the court file was submitted to the CSJN, the enforcement of the Court of Appeals’ judgment still being suspended. As of the date of these consolidated financial statements, the extraordinary appeal has not been decided.
On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.
16.a.4) Environmental claims

•	La Plata
In relation to the operation of the Refinery owned by YPF in La Plata, there are certain judicial claims, mostly filed by neighbours of the area seeking (i) compensation for individual damages purportedly caused by the operation of the Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned Refinery. Should these claims be sustained, they could demand additional invetsments related to the operation of La Plata Refinery.
In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the province of Buenos Aires, whereby it suggested the performance of a study for the characterization of environmental associated risks.
On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS” by its acronym in Spanish) of the province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the section 9 of YPF’s Privatization Law No. 24,145. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by said entity, which appoves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the Resolution. As of the date of these consolidated financial statements, the request has not yet been answered.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16.	PROVISIONS ( c ont.)

Regarding the judicial claims mentioned above, on February 7, 2021, the Company was notified of the first instance judgment which considered the environmental damange had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’
joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2
co-defendant
companies 10%. The decision was appeladed by the Company.

•	Quilmes
As regards a fuel leak in the pipeline running from La Plata to Dock Sud (Progressive 37), currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works in progress conducted by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires.
The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. This lawsuit has not yet been resolved.

•	Other environmental claims
In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of the country. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.
16.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment
The Company has recorded the cost for hydrocarbon well abandonment in accordance with the criteria detailed in Note 2.b.6 and, in the absence of a specific treatment of this issue in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon well abandonment costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.
The AFIP understands that the deduction of plugging expenses for well abandonment should be deferred until the taxpayer has the opportunity to actually proceed to well plugging, once the wells have been exhausted, as it considers the abandonment of the well is the event triggering the accrual of well plugging expenses.
On the other hand, the Company, as well as other companies in the oil industry, understand that the substantial event generating well-plugging costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.
In this respect, in June 2016, the SRH of MINEM, the body in charge of clarifying the origin of the legal obligation in this respect, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that drilling is the substantial event generating the charge for well abandonment.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16.	PROVISIONS ( c ont.)

This response of the Chamber has been informed to the AFIP by both the SRH and by YPF but, with different arguments the AFIP rejected this position.
On December 29, 2016, the Company was notified of 2 resolutions adjusting the income tax for fiscal years 2005 to 2009. On February 20, 2017, YPF filed the corresponding appeal to the TFN for such unilateral determinations.
On June 15, 2018, the Company was notified of the final decision, whereby the income tax for fiscal year 2010 was adjusted. On July 10, 2018 the Company filed the corresponding appeal with the TFN.
On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed before the AFIP its defense on December 21, 2018.
On May 6, 2019, AFIP General Resolution No. 4,477/2019, was published in the BO, establishing a payment facility plan in relation to the tax liabilities being heard at the TFN, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions.
The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and on June 19, 2019, adhered to the plan established by AFIP General Resolution No. 4,477/2019, finally settling the dispute corresponding to periods 2005 to 2010 which was being heard at the TFN.
On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed before the AFIP its defense on March 17, 2020.
On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816 / 2020.
The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,562, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on November 30, 2020, adhered to the aforementioned plan for fiscal years 2011 to 2013 for 2,953, thus putting an end to the controversy corresponding to those periods. Likewise, it proceeded to refinance its debt for fiscal years 2005 to 2010, which had been regularized under the plan established under AFIP General Resolution No. 4,477/2019.
On June 9, 2021 YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.
As of the date of these consolidated financial statements, the dispute for fiscal years 2014 to 2017 is at an administrative stage before the AFIP for an amount of 5,537 plus interests. See Note 35.e.1).
Regarding fiscal years following and including 2018, it should be noted that since the enactment of the Tax Reform in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.
16.a.6) Other pending litigation
During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The management of the Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of these consolidated financial statements, including legal fees and court costs.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16.	PROVISIONS ( c ont.)

16.b) Provision for environmental expenses and obligations for abandonment of hydrocarbon wells
Based on the Group’s current remediation plan, the Group has set up a provision for environmental liabilities where assessments and/or remedial actions are probable and can reasonably be estimated.

17.	INCOME TAX
The calculation of the income tax expense accrued for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019

Current income tax	(1,882)	(1,247)	(1,938)
Deferred income tax	(62,527)	(19,752)	(3,588	) (1)

Subtotal	(64,409)	(20,999)	(5,526)

Income tax – Well abandonment	—	6,410 (4)	(16,239	) (2)
Special tax – Tax revaluation, Law No. 27,430	—	—	(4,604	) (3)

	(64,409)	(14,589)	(26,369)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the dispute relating to cost deduction for hydrocarbon wells abandonment. See Note 16.
(2)
Includes (10,610) corresponding to interest related to the dispute relating to cost deduction for hydrocarbon wells abandonment determined on the date the Company decided to adhere to the payment facility plan. See Note 16.

(3)	Includes (4,562) corresponding to YPF (see Note 35.e.1)) and (42) corresponding to YTEC.
(4)	Corresponds mainly to income of condoned interests as a result of the implementation of the regime of extended moratorium relating to the tax deduction of well abandonment costs. See Note 16.
The reconciliation between the charge to net income for income tax for the years ended December 31, 2021, 2020 and 2019 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2021		2020	2019

Net income before income tax	63,601		(56,428)	(7,010)
Average tax rate	34.37	% (4)	30.00%	30.00%

Average tax rate applied to net income before income tax	(21,857)		16,928	2,103
Effect of the valuation of property, plant and equipment and intangible assets, net	49,300		(62,218)	(20,189)
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(49,946)		24,242	22,553
Effect of the valuation of inventories	(10,503)		(11,102)	(11,553)
Income on investments in associates and joint ventures	9,442		3,981	2,390
Effect of tax rate change	(40,743	) (3)	4,286 (2)	1,956 (2)
Dispute relating to cost deduction for hydrocarbon wells abandonment	—		—	(5,175)
Interest related to the payment facility plan for the dispute associated to cost deduction for hydrocarbon wells abandonment.	—		(657)	1,333
Miscellaneous	(102)		3,541	1,056

Income tax	(64,409)		(20,999)	(5,526)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remedation of deferred income tax at the current rate. See Notes 2.b.16) and 35.e.1).
(3)	Corresponds to the effect of tax rate change on opening deferred tax balances at the rate prevailing at the time of reversal pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).
(4)	Corresponds to the projected average tax rate of YPF and its subsidiaries pursuant to amendment introduced by Law No. 27,630. See Nota 35.e.1).
The Group has

classified
1,336
as current income tax payable, which include
513
corresponding to the 12 installments related to the payment facility plan (see Note 16). Also, the Group has classified
3,026
as
non-current
income tax payable, which mainly include
3,009
corresponding to the 71 installments related to mentioned plan.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

17.	INCOME TAX ( c ont.)

Breakdown of deferred tax as of December 31, 2021, 2020 and 2019 is as follows:

	2021		2020		2019

Deferred tax assets
Provisions and other non-deductible liabilities	39,028		14,701		5,344
Tax losses carryforward	2,763		82,601		52,443
Miscellaneous	1,637		1,629		937

	43,428		98,931		58,724

Deferred tax liabilities
Property, plant and equipment	(156,554)		(144,900)		(110,704)
Adjustment for tax inflation	(66,056)		(67,107)		(38,177)
Miscellaneous	(4,076)		(3,904)		(5,491)

Total deferred tax liabilities	(226,686)		(215,911)		(154,372)

Total Net deferred tax	(183,258	) (1)	(116,980	) (1)	(95,648	) (1)

(1)
Includes (3,751), (1,957) and (1,523) as of December 31, 2021, 2020 and 2019, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

As of December 31, 2021, the Group has a deferred income tax asset for accumulated carryforwards of 2,763. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.
In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and future projections for the years in which the deferred income tax assets are deductible, the
Management of the Company estimated that the income tax to be paid for fiscal year ended December 31, 2021 will be offset by tax loss carryforwards. The Group believes that as of December 31, 2021 it is probable that all of the deferred income tax assets will be realized.
As of December 31, 2021, Group’s tax loss carryforwards at the expected recovery rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2016	2021	Argentina	—
2017	2022	Argentina	—
2018	2023	Argentina	—
2019	2024	Argentina	575
2020	2025	Argentina	2,188

			2,763

As of December 31, 2021 and 2020, the credit for tax loss carryforwards not recognized by the Group amounted to 3,789 with expiration between 2022 and 2025, and to 956 with expiration between 2021 and 2025, respectively
. As
of December 31, 2019, there are no significant deferred tax assets which are not recognized.
As of December 31, 2021, 2020 and 2019, the Group has classified as deferred tax assets for 1,921, 2,629 and 1,583, respectively, and as deferred tax liability 185,179, 119,609 and 97,231, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.
As of December 31, 2021, 2020 and 2019, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

18.	TAXES PAYABLE

	2021		2020		2019
	Non- current	Current	Non- current	Current	Non- current	Current

VAT	—	2,002	—	3,523	—	3,532
Withholdings and perceptions	—	3,251	—	1,838	—	2,070
Royalties	—	6,304	—	3,886	—	1,268
Tax on Fuels	—	711	—	3,142	—	635
IIBB	—	322	—	227	—	512
Miscellaneous	201	2,081	215	3,148	1,428	3,420

	201	14,671	215	15,764	1,428	11,437

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

19.	SALARIES AND SOCIAL SECURITY

	2021				2020				2019
	Non- current		Current		Non- current		Current		Non- current	Current

Salaries and social security	—		4,955		—		3,318		—	2,976
Bonuses and incentives provision	—		6,874		—		4,403		—	3,468
Vacation provision	—		7,196		—		4,812		—	3,610
Other employee benefits	3,262	(1)	4,434	(1)	3,860	(1)	2,401	(1)	—	150

	3,262		23,459		3,860		14,934		—	10,204

(1)	Includes the voluntary retirement plan executed by the Company.

20.	LEASE LIABILITIES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current

Lease liabilities	28,335	27,287	24,172	22,098	40,391	21,389
These liabilities are discounted at the following rates:

Lease term	2021	Effective average monthly rate used	2020	Effective average monthly rate used	2019	Effective average monthly rate used
0 to 1 year	3,312	0.80%	5,370	0.93%	3,778	0.56%
1 to 2 years	11,952	1.03%	10,544	0.76%	7,634	0.73%
2 to 3 years	15,318	1.15%	6,602	0.79%	11,813	0.72%
3 to 4 years	11,134	1.25%	9,610	0.87%	5,404	0.70%
4 to 5 years	4,310	0.96%	2,674	0.92%	10,732	0.70%
5 to 9 years	8,836	0.89%	7,917	0.92%	2,498	0.78%
More than 9 years	760	0.80%	3,553	0.82%	19,921	0.98%

	55,622		46,270		61,780

Financial expenses accrued as of year ended December 31, 2021, 2020 and 2019, resulting from lease contracts, amount to 5,331, 5,706 and 2,885, respectively. From this accreation, 4,311, 4,739 and 2,574 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income and 1,020, 967 and 311 were capitalized in “Property, Plant and Equipment”, for the years ended December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, maturities of liabilities related to lease contracts are exposed on Note 4.
The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020		2019
Balance at the beginning of the year	46,270	61,780		23,059 (2)
Leases increase	27,745	11,421		39,779
Financial accretion	5,331	5,706		2,885
Leases decrease	(4,352)	(28,914	) (3)	(1,741)
Payments	(28,526)	(23,290)		(15,208)
Exchange and translation differences, net	9,213	19,548		12,999
Result from net monetary position (1)	(59)	19		7

Balance at the end of year	55,622	46,270		61,780

(1)
Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Corresponds to the balance related to initial application of IRFS 16.
(3)	Includes decrease in liquefaction barge with Exmar. See Note 34.d).
Total charges recorded in comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value
leases and variable lease payments related to the underlying asset performance and/or use, amounted to 10,953, 11,764 and 13,886 as of December 31, 2021, 2020 and 2019, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21.	LOANS

					2021		2020		2019
	Interest rate (1)			Maturity	Non-current	Current	Non-current	Current	Non-current	Current

Pesos:
NO (4)	16.50%	-	34.27%	2022-2024	6,897	5,700	6,435	17,254	8,619	27,481
Export pre-financing		-		—	—	—	—	5,465	—	—
Loans	40.72%	-	64.73%	2022-2024	13,955	7,220	5,375	6,818	—	3,687
Account overdraft	34.00%	-	34.00%	2022	—	794	—	—	—	2,103

					20,852	13,714	11,810	29,537	8,619	33,271

Currencies other than the Peso:
NO (2) (3)	0.00%	-	10.00%	2022-2047	636,822	55,517	496,377	62,052	375,560	13,279
Export pre-financing (5)	2.50%	-	5.50%	2022-2023	1,256	4,358	12,608	25,662	10,762	33,100
Imports financing	5.80%	-	5.80%	2022	—	330	—	—	—	17,876
Loans	0.87%	-	10.75%	2022-2027	11,605	12,761	6,780	33,480	24,710	9,583

					649,683	72,966	515,765	121,194	411,032	73,838

					670,535	86,680	527,575	150,731	419,651	107,109

(1)	Nominal annual interest rate as of December 31, 2021.
(2)	Disclosed net of 360 and 326 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2021 and 2019, respectively.
(3)
Includes 61,811, 20,496 and 4,643 as of December 31, 2021, 2020 and 2019, respectively, of nominal value of negotiable obligations that will be canceled in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)
Includes 4,602, 4,602 and 15,850 as of December 31, 2021, 2020 and 2019, respectively, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

(5)
Includes 174, 4,791 and 4,933 as of December 31, 2021, 2020 and 2019, respectively, of pre-financing
of exports granted by BNA, which accrue a 5.50%, 5.85% and 6.89%, respectively, weighted average rate.

The breakdown of the Group’s borrowings as of the fiscal year ended on December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Balance at beginning of the year	678,306	526,760	335,078

Proceeds from loans	97,420	139,018	97,351
Payments of loans	(161,016)	(174,913)	(93,456)
Payments of interest	(58,454)	(60,681)	(41,606)
Accrued interest (1)	66,950	58,979	44,570
Net exchange differences and translation	136,280	187,455	185,420
Result from debt exchange	(1,855)	2,097	—
Result from net monetary position (2)	(416)	(409)	(597)

Balance at the end of the year	757,215	678,306	526,760

(1)	Includes capitalized financial costs.
(2)
Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

The maximum nominal amount at any time outstanding of the NO Programs of US$ 10,000 million or its equivalent in other currencies.
Additionally, YPF is registered as a Frequent Issuer with the CNV under No.4 since December 2018. On January 7, 2021, the Company’s Board of Directors resolved to authorize an issuance amount of up to US$ 6,500 million or its equivalent in other currency under the Frequent Issuer regime.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21.	LOANS ( c ont.)

Details regarding the NO of the Group are as follows:

												2021		2020		2019
Month	Year			Principal Value		Ref.		Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current	Non-current	Current
YPF
—	1998	US$	15		(1)(6)		—		Fixed	10.00%	2028	1,521	26	1,245	20	886	15
April	2013		$2,250		(2)(4)(6)(7)		Class XVII		—	—	—	—	—	—	—	—	1,217
June	2013		$1,265		(2)(4)(6)		Class XX		—	—	—	—	—	—	—	—	643
July	2013	US$	92		(2)(5)(6)		Class XXII		—	—	—	—	—	—	—	—	729
April, February, October	2014/15/16	US$	1,522		(2)(4)(6)		Class XXVIII		Fixed	8.75%	2024	62,193	28,598	127,938	2,705	91,010	1,925
March	2014		$500		(2)(6)(7)		Class XXIX		—	—	—	—	—	—	—	—	206
September	2014		$1,000		(2)(6)(7)		Class XXXIV		BADLAR + 0.1%	34.27%	2024	334	213	500	224	667	279
February	2015		$950		(2)(6)(7)		Class XXXVI		—	—	—	—	—	—	—	—	1,161
April	2015		$935		(2)(4)(6)		Class XXXVIII		—	—	—	—	—	—	—	—	349
April	2015	US$	1,500		(2)(6)		Class XXXIX		Fixed	8.50%	2025	116,140	4,167	126,075	4,554	89,416	3,230
September	2015		$1,900		(2)(6)(7)		Class XLI		—	—	—	—	—	—	—	—	719
September, December	2015/19		$5,196		(2)(4)(6)		Class XLII		—	—	—	—	—	—	—	—	5,952
October	2015		$2,000		(2)(6)(7)		Class XLIII		BADLAR	34.17%	2023	667	755	1,333	794	2,000	183
March, January	2016/20		$5,455		(2)(4)(6)		Class XLVI		—	—	—	—	—	—	6,116	1,350	251
March	2016	US$	1,000		(2)(6)		Class XLVII		—	—	—	—	—	—	35,488	59,790	1,383
April	2016	US$	46		(2)(5)(6)		Class XLVIII		—	—	—	—	—	—	—	—	2,785
April	2016		$535		(2)(6)		Class XLIX		—	—	—	—	—	—	—	—	593
July	2016		$11,248		(2)(6)(8)		Class L		—	—	—	—	—	—	—	—	12,902
May	2017		$4,602		(2)(6)(8)		Class LII		Fixed	16.50%	2022	—	4,712	4,602	110	4,602	108
July, December	2017	US$	1,000		(2)(6)		Class LIII		Fixed	6.95%	2027	83,658	2,531	84,920	2,588	60,399	1,890

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21.	LOANS ( c ont.)

									2021		2020		2019
Month	Year	Principal Value		Ref.	Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current	Non-current	Current
December	2017	US$	750	(2)(6)	Class LIV	Fixed	7.00%	2047	54,702	154	62,309	176	44,311	126
June	2019	US$	500	(6)(9)	Class I	Fixed	8.50%	2029	40,740	39	41,828	40	29,748	17
December	2019		$1,683	(6)(9)	Class II	—	—	—	—	—	—	—	—	1,729
December, April, May, June	2019/20		$3,708	(6)(9)	Class III	—	—	—	—	—	—	—	—	1,189
December	2019	US$	19	(5)(6)(9)	Class IV	—	—	—	—	—	—	—	—	1,179
January	2020		$2,112	(6)(9)	Class V	—	—	—	—	—	—	2,261	—	—
January, March	2020		$5,006	(6)(9)	Class VI	—	—	—	—	—	—	5,366	—	—
January	2020	US$	10	(5)(6)(9)	Class VII	—	—	—	—	—	—	840	—	—
March	2020	US$	9	(6)(9)	Class VIII	—	—	—	—	—	—	755	—	—
March	2020	US$	4	(6)(9)	Class IX	—	—	—	—	—	—	331	—	—
May	2020	US$	93	(5)(6)(9)	Class XI	—	—	—	—	—	—	7,836	—	—
June	2020	US$	78	(5)(6)(9)	Class XII	Fixed	1.50%	2022	—	7,688	6,587	5	—	—
July	2020	US$	543	(6)(9)	Class XIII	Fixed	8.50%	2025	21,652	9,353	39,784	6,706	—	—
December, February	2020/21	US$	143	(5)(6)(9)	Class XIV	Fixed	2.00%	2023	14,701	22	5,691	8	—	—
December	2020		$2,316	(6)(9)	Class XV	—	—	—	—	—	—	2,383	—	—
February	2021	US$	775	(6)(9)	Class XVI	Fixed	4.00%	2026	75,944	899	—	—	—	—
February	2021	US$	748	(6)(9)	Class XVII	Fixed	2.50%	2029	73,484	18	—	—	—	—
February	2021	US$	576	(6)(9)	Class XVIII	Fixed	1.50%	2033	52,658	1,015	—	—	—	—
February	2021		$4,128	(6)(9)(10)	Class XIX	Fixed	3.50%	2024	5,896	20	—	—	—	—
July	2021	US$	384	(5)(9)	Class XX	Fixed	5.75%	2032	39,429	1,007	—	—	—	—

									643,719	61,217	502,812	79,306	384,179	40,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual Interest rate as of December 31, 2021.
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

(8)	The payment currency of this issue is the dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program.
(10)	The payment currency of this issue is the peso at the UVA rate applicable in accordance with the conditions of the relevant issued series.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21.	LOANS ( c ont.)

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
YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification in accordance with IFRS 9 “Financial instruments” due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 2,097 (see Note 28).
In the context of the foreign exchange restrictions established by Communication “A” 7,106 of the BCRA (see Note 35.g)) and after formal consultation to the BCRA, which was answered by the negative, with respect to possibility of complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021, and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (the “Existing Negotiable Obligations”),
for new Classes XVI, XVII and XVIII NOs (the “New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.
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
On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free exchange market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity. In addition, the BCRA authorized access to the foreign exchange market for the payment of all Class VIII NOs due in March 2021 in the amount of approximately US$ 9 million.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21.	LOANS ( c ont.)

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of US$ 775.8 million, US$ 747.8 million and US$ 575.6 million, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

-	Class XLVII NO for a principal amount of US$ 247.3 million.

-	Class XXVIII NO for a principal amount of US$ 656.4 million.

-	Class XIII NO for a principal amount of US$ 201.7 million.

-	Class XXXIX NO for a principal amount of US$ 368.2 million.

-	Class LIII NO for a principal amount of US$ 190.7 million.

-	Class I NO for a principal amount of US$ 101.0 million.

-	Class LIV NO for a principal amount of US$ 213.4 million.
YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 “Financial instruments” due to the fact that the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 1,855 (see Note 28).

22.	OTHER LIABILITIES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current

Extension of concessions	823	824	710	711	529	593
Liabilities for contractual claims (1)	145	2,618	2,250	7,250	170	59
Miscellaneous	—	26	1	1,101	4	658

	968	3,468	2,961	9,062	703	1,310

(1)	See Note 34.d).

23.	ACCOUNTS PAYABLE

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	752	193,159	682	136,930	1,869	145,942
Guarantee deposits	44	677	28	766	21	704
Payables with partners of JO	92	6,203	—	5,080	575	851
Miscellaneous	—	1,512	—	1,607	—	1,098

	888	201,551	710	144,383	2,465	148,595

(1)	For more information about related parties, see Note 36.

24.	REVENUES

	2021	2020	2019
Sales of goods and services	1,286,688	682,928	686,644
Government incentives (1)	28,259	9,586	13,266
Turnover tax	(43,617)	(23,328)	(21,315)

	1,271,330	669,186	678,595

(1)	See Note 36.
The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers, except for Argentine Government incentives.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

24.	REVENUES ( c ont.)

•	Breakdown of revenues
Type of good or service

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	430,175	—	—	430,175
Gasolines	—	262,326	—	—	262,326
Natural Gas (1)	—	1,623	166,456	—	168,079
Crude Oil	—	6,055	—	—	6,055
Jet fuel	—	32,446	—	—	32,446
Lubricants and by-products	—	50,925	—	—	50,925
Liquefied Petroleum Gas	—	43,903	—	—	43,903
Fuel oil	—	20,045	—	—	20,045
Petrochemicals	—	45,501	—	—	45,501
Fertilizers and crop protection products	—	49,582	—	—	49,582
Flours, oils and grains	—	60,112	—	—	60,112
Asphalts	—	11,149	—	—	11,149
Goods for resale at gas stations	—	7,204	—	—	7,204
Income from services	—	—	—	8,150	8,150
Income from construction contracts	—	—	—	13,298	13,298
Virgin naphtha	—	16,546	—	—	16,546
Petroleum coke	—	18,453	—	—	18,453
LNG Regasification	—	—	4,079	—	4,079
Other goods and services	4,780	11,326	10,012	12,542	38,660

	4,780	1,067,371	180,547	33,990	1,286,688

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	237,732	—	—	237,732
Gasolines	—	127,139	—	—	127,139
Natural Gas (1)	—	823	105,285	—	106,108
Crude Oil	—	14,524	—	—	14,524
Jet fuel	—	15,429	—	—	15,429
Lubricants and by-products	—	22,139	—	—	22,139
Liquefied Petroleum Gas	—	13,089	—	—	13,089
Fuel oil	—	13,653	—	—	13,653
Petrochemicals	—	20,186	—	—	20,186
Fertilizers and crop protection products	—	23,042	—	—	23,042
Flours, oils and grains	—	31,315	—	—	31,315
Asphalts	—	3,288	—	—	3,288
Goods for resale at gas stations	—	3,825	—	—	3,825
Income from services	—	—	—	3,574	3,574
Income from construction contracts	—	—	—	8,428	8,428
Virgin naphtha	—	6,393	—	—	6,393
Petroleum coke	—	5,619	—	—	5,619
LNG Regasification	—	—	5,025	—	5,025
Other goods and services	2,472	7,977	8,866	3,105	22,420

	2,472	546,173	119,176	15,107	682,928

	2019
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	222,472	—	—	222,472
Gasolines	—	141,511	—	—	141,511
Natural Gas (1)	—	1,521	112,501	—	114,022
Crude Oil	—	14,703	—	—	14,703
Jet fuel	—	44,075	—	—	44,075
Lubricants and by-products	—	14,525	—	—	14,525
Liquefied Petroleum Gas	—	14,643	—	—	14,643
Fuel oil	—	7,040	—	—	7,040
Petrochemicals	—	21,742	—	—	21,742
Fertilizers and crop protection products	—	9,541	—	—	9,541
Flours, oils and grains	—	19,612	—	—	19,612
Asphalts	—	4,429	—	—	4,429
Goods for resale at gas stations	—	4,819	—	—	4,819
Income from services	—	—	—	3,555	3,555
Income from construction contracts	—	—	—	13,695	13,695
Virgin naphtha	—	5,625	—	—	5,625
Petroleum coke	—	6,013	—	—	6,013
LNG Regasification	—	—	2,731	—	2,731
Other goods and services	2,087	5,520	10,621	3,663	21,891

	2,087	537,791	125,853	20,913	686,644

(1)	Includes 125,376, 70,256 and 71,491 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2021, 2020 and 2019, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

24.	REVENUES ( c ont.)

Sales Channels

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	468,952	—	—	468,952
Power Plants	—	12,297	46,283	—	58,580
Distribution Companies	—	—	24,347	—	24,347
Retail distribution of natural gas	—	—	39,523	—	39,523
Industries, transport and aviation	—	202,128	56,303	—	258,431
Agriculture	—	183,204	—	—	183,204
Petrochemical industry	—	64,238	—	—	64,238
Trading	—	55,469	—	—	55,469
Oil Companies	—	54,705	—	—	54,705
Commercialization of liquefied petroleum gas	—	14,105	—	—	14,105
Other sales channels	4,780	12,273	14,091	33,990	65,134

	4,780	1,067,371	180,547	33,990	1,286,688

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	241,547	—	—	241,547
Power Plants	—	14,600	13,411	—	28,011
Distribution Companies	—	—	28,895	—	28,895
Retail distribution of natural gas	—	—	33,995	—	33,995
Industries, transport and aviation	—	87,757	28,984	—	116,741
Agriculture	—	92,677	—	—	92,677
Petrochemical industry	—	23,215	—	—	23,215
Trading	—	40,359	—	—	40,359
Oil Companies	—	26,032	—	—	26,032
Commercialization of liquefied petroleum gas	—	6,544	—	—	6,544
Other sales channels	2,472	13,442	13,891	15,107	44,912

	2,472	546,173	119,176	15,107	682,928

	2019
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	257,648	—	—	257,648
Power Plants	—	709	15,705	—	16,414
Distribution Companies	—	—	19,506	—	19,506
Retail distribution of natural gas	—	—	49,699	—	49,699
Industries, transport and aviation	—	116,742	27,591	—	144,333
Agriculture	—	64,344	—	—	64,344
Petrochemical industry	—	24,475	—	—	24,475
Trading	—	39,341	—	—	39,341
Oil Companies	—	20,066	—	—	20,066
Commercialization of liquefied petroleum gas	—	6,087	—	—	6,087
Other sales channels	2,087	8,379	13,352	20,913	44,731

	2,087	537,791	125,853	20,913	686,644

Target Market
Sales contracts in the domestic market resulted in 1,136,293, 599,394 and 597,702 for the years ended December 31, 2021, 2020 and 2019, respectively.
Sales contracts in the international market resulted in 150,395, 83,534 and 88,942 for the years ended December 31, 2021, 2020 and 2019, respectively.

•	Contract balances
The following table reflects information regarding credits, contract assets and contract liabilities:

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Credits for contracts included in “Trade receivables”	11,942	136,751	15,505	98,832	6,785	100,706
Contract assets	—	1,360	—	871	—	203
Contract liabilities	—	13,329	—	6,824	294	7,404

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

24.	REVENUES ( c ont.)

Contract assets are mainly related to the work carried out by the Group under the construction contracts.
Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, agrochemicals, fertilizers, lubricants and by-products,
diesel and natural gas, among others.
During the years ended on December 31, 2021, 2020 and 2019, the Group has recognized 5,897, 6,485 and 4,721, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the year.

25.	COSTS

	2021	2020	2019
Inventories at beginning of year	100,137	80,479	53,324
Purchases	391,984	170,616	190,601
Production costs (1)	663,756	442,264	378,281
Translation effect	24,915	32,427	33,385
Adjustment for inflation (2)	1,315	563	496
Inventories at end of the period	(153,927)	(100,137)	(80,479)

	1,028,180	626,212	575,608

(1)	See Note 26.
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

26.	EXPENSES BY NATURE
The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2021, 2020 and 2019:

	2021
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	53,176	14,260	8,088		388	75,912	(5)
Fees and compensation for services	4,476	13,517	2,915		14	20,922
Other personnel expenses	13,650	1,113	607		135	15,505
Taxes, charges and contributions	11,802	685	29,129	(1)	95	41,711
Royalties, easements and fees	79,381	—	60		178	79,619
Insurance	7,075	495	223		—	7,793
Rental of real estate and equipment	12,372	34	1,168		—	13,574	(4)
Survey expenses	—	—	—		333	333
Depreciation of property, plant and equipment	253,837	5,695	8,154		—	267,686
Amortization of intangible assets	3,640	1,143	50		—	4,833
Depreciation of right-of-use assets	18,075	15	1,110		—	19,200
Industrial inputs, consumable materials and supplies	36,376	440	782		41	37,639
Operation services and other service contracts	36,662	761	4,990		173	42,586	(4)
Preservation, repair and maintenance	89,200	1,985	2,311		87	93,583	(4)
Unproductive exploratory drillings	—	—	—		931	931
Transportation, products and charges	34,673	5	29,832		—	64,510	(4)
Provision for doubtful trade receivables	—	—	2,988		—	2,988
Publicity and advertising expenses	—	4,302	1,842		—	6,144
Fuel, gas, energy and miscellaneous	9,361	1,446	7,720		229	18,756	(4)

	663,756	45,896	101,969		2,604	814,225

(1)	Includes 19,707 corresponding to export withholdings.
(2)
Includes 482 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2021, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2020 of 194 and to approve as fees on account of such fees and remunerations for the fiscal year 2021, the sum of 463.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,938.
(4)	Includes 3,783 and 5,509 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(5)	Includes 1,726 corresponding to Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 36.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

26.	EXPENSES BY NATURE ( c ont.)

	2020
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	43,315	13,056	7,230		826	64,427	(5)
Fees and compensation for services	2,469	8,667	1,694		12	12,842
Other personnel expenses	8,789	768	326		36	9,919
Taxes, charges and contributions	7,287	430	14,664	(1)	71	22,452
Royalties, easements and fees	42,709	—	74		80	42,863
Insurance	5,314	403	137		—	5,854
Rental of real estate and equipment	7,332	48	1,892		—	9,272	(4)
Survey expenses	—	—	—		526	526
Depreciation of property, plant and equipment	161,453	4,170	5,829		—	171,452
Amortization of intangible assets	2,821	567	40		—	3,428
Depreciation of right-of-use assets	16,868	16	989		—	17,873
Industrial inputs, consumable materials and supplies	22,838	258	406		27	23,529
Operation services and other service contracts	34,492	588	3,298		544	38,922	(4)
Preservation, repair and maintenance	50,850	1,365	1,501		52	53,768	(4)
Unproductive exploratory drillings	—	—	—		3,586	3,586
Transportation, products and charges	20,966	2	16,997		—	37,965	(4)
Provision for doubtful trade receivables	—	—	12,317		—	12,317
Publicity and advertising expenses	—	2,481	782		—	3,263
Fuel, gas, energy and miscellaneous	14,761	1,671	3,659		86	20,177	(4)

	442,264	34,490	71,835		5,846	554,435

(1)	Includes 9,393 corresponding to export withholdings.
(2)
Includes 193 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 20, 2020, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2019 of 83 and to approve as fees on account of such fees and remunerations for the fiscal year 2020, the sum of 123.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,602.
(4)	Includes 4,164 and 5,332 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(5)	Includes 1,539 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 36.

	2019
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	33,991	8,075	4,226		666	46,958
Fees and compensation for services	2,491	6,389	1,265		172	10,317
Other personnel expenses	8,941	962	513		66	10,482
Taxes, charges and contributions	7,370	312	10,627	(1)	48	18,357
Royalties, easements and fees	42,135	—	122		283	42,540
Insurance	2,692	181	118		—	2,991
Rental of real estate and equipment	11,079	38	861		—	11,978	(4)
Survey expenses	—	—	—		1,212	1,212
Depreciation of property, plant and equipment	139,345	2,839	3,710		—	145,894
Amortization of intangible assets	2,020	323	31		—	2,374
Depreciation of right-of-use assets	9,835	—	674		—	10,509
Industrial inputs, consumable materials and supplies	22,095	183	201		51	22,530
Operation services and other service contracts	18,512	744	2,249		287	21,792	(4)
Preservation, repair and maintenance	48,762	1,021	1,081		125	50,989	(4)
Unproductive exploratory drillings	—	—	—		3,832	3,832
Transportation, products and charges	23,137	15	16,222		—	39,374	(4)
Provision for doubtful trade receivables	—	—	3,184		—	3,184
Publicity and advertising expenses	—	2,551	1,065		—	3,616
Fuel, gas, energy and miscellaneous	5,876	1,068	3,749		99	10,792	(4)

	378,281	24,701	49,898		6,841	459,721

(1)	Includes 6,541 corresponding to export withholdings.
(2)
Includes 80 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2018 of 65 and to approve as fees on account of such fees and remunerations for the fiscal year 2019, the sum of 87.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,261.
(4)	Includes 7,223 and 3,326 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

27.	OTHER NET OPERATING RESULTS

	2021	2020	2019
Result for sale of participation in areas (1)	2,034	12,233	778
Result from sale of assets held for disposal	5,549	—	—
Construction incentive (2)	686	—	688
Lawsuits	(34,592)	(5,300)	(2,732)
Insurance	1,503	3,925	498
Unrecoverable credit - Resolution MINEM No. 508-E/2017 (3)	—	—	(622)
Result for contractual commitment Exmar (4)	—	(8,285)	—
Miscellaneous	1,567	1,376	260

	(23,253)	3,949	(1,130)

(1)	See Note 34.b).
(2)	See Note 34.b).
(3)	See Note 35.c.3).
(4)	See Note 34.d).

28.	NET FINANCIAL RESULTS

	2021	2020	2019
Financial income
Interest income	16,880	7,363	7,665
Exchange differences	60,188	92,694	80,490
Financial accretion	10,158	7,546	5,250

Total financial income	87,226	107,603	93,405

Financial loss
Interest loss	(71,870)	(65,821)	(48,136)
Exchange differences	(37,176)	(56,592)	(32,555)
Financial accretion	(23,786)	(16,340)	(10,842)

Total financial costs	(132,832)	(138,753)	(91,533)

Other financial results
Results on financial assets at fair value with changes in results	10,869	3,862	(1,449)
Results from derivative financial instruments	(1,048)	(860)	(293)
Result from net monetary position	12,384	7,828	5,904
Results from transactions with financial assets	—	9,786	—
Result from financial instruments exchange (1)	—	1,330	—
Result from debt exchange (2)	1,855	(2,097)	—

Total other financial results	24,060	19,849	4,162

Total net financial results	(21,546)	(11,301)	6,034

(1)	See Note 6.
(2)	See Note 21.

29.	INVESTMENTS IN JOINT OPERATIONS
The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO and other agreements have been consolidated line by line on the basis of the above
mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.
The exploration and production JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

29.	INVESTMENTS IN JOINT OPERATIONS ( c ont.)

The assets and liabilities as of December 31, 2021, 2020 and 2019, and main expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2021	2020	2019
Non-current assets (1)	358,863	282,381	221,219
Current assets	11,629	6,122	8,723

Total assets	370,492	288,503	229,942

Non-current liabilities	27,672	21,136	17,754
Current liabilities	36,564	21,574	27,641

Total liabilities	64,236	42,710	45,395

	2021	2020	2019
Production cost	135,238	87,322	70,552
Exploration expenses	306	265	123

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.
As of December 31, 2021, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator

Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada Pichana Este—Área Vaca Muerta (1)	Neuquén	22.50%	Total Austral S.A.
Aguada Pichana Este—Residual (1)	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Consorcio CNQ 7/A	La Pampa y Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina S.A.
Loma Campana	Neuquén y Mendoza	50.00%	YPF
Ramos	Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%	YPF
Zampal Oeste (3)	Mendoza	-	-
Narambuena	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
El Orejano	Neuquén	50.00%	YPF
Bajo del Toro (1)	Neuquén	50.00%	YPF
Bandurria Sur (1)	Neuquén	51.00%	YPF
Aguada de Castro and Aguada Pichana Oeste (1)	Neuquén	30.00%	Pan American Energy LLC
Cerro Las Minas (4)	Neuquén	-	-
Las Tacanas	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
Chachahuen	Mendoza	70.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	EXXON
Loma del Molle	Neuquén	50.00%	EXXON
CAN 100 (2)	Argentine Government	-	-
La Calera	Neuquén	50.00%	PLUSPETROL
Bajada Añelo	Neuquén	50.00%	O&G (Shell)
La Yesera (2)	Río Negro	35.00%	CAPEX

(1)	See Note 34.b).
(2)	See Note 34.a).
(3)
On November 15, 2021, YPF was notified of Administrative Decision No. 82/2021 whereby the Province of Mendoza approved the reversion of the Zampal Oeste exploitation block corresponding to the JO Zampal Oeste.

(4)
On December 16, 2021, in compliance with Decree No. 2,203/2021 of the Province of Neuquén, the Company’s partner Total Austral S.A. was authorized to assign its interest in the exploration permit with unconventional objective in Cerro Las Minas area to YPF.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

30.	SHAREHOLDERS’ EQUITY
The Company’s subscribed capital as of December 31, 2021, is 3,931 and 2 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of

$

10 and 1 vote per share. These shares are fully subscribed,
paid-in
and authorized for stock exchange listing.
As of December 31, 2021, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government will be
required for: 1) mergers, 2) acquisitions of more than 50%

of the Company’s shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.
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
In addition
,
Law 26,741
declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for the Argentine Republic, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions.

The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.
The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2021 and approved the financial statements of YPF for the fiscal year ended December 31, 2020, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2020: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments;
and
b) to partly absorb accumulated losses in retained earnings up to 13,184 against the amounts corresponding to the released reserves for up to such amount.

31.	EARNINGS PER SHARE
The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2021	2020	2019
Net loss	257	(69,649)	(34,071)
Average number of shares outstanding	392,792,602	392,555,569	392,314,842
Basic and diluted earnings per share	0.65	(177.42)	(86.85)
Basic and diluted earnings per share are calculated as shown in Note 2.b.13).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES
32.a) Legal proceedings
32.a.1) Introduction
At the time of its acquisition by YPF in 1996, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (formerly Chemical Land Holdings) (“TS”), Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, and together with Maxus and TS, the “Maxus Entities” or “Debtors”)), would have certain liabilities related to former operations of a previous Maxus subsidiary, Diamond Shamrock Chemical Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, Maxus, directly or through its subsidiaries, has been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, to collect a monetary claims for such liabilities, as described in Note 32.a.2).
In June 2016, the Debtors filed voluntary petitions under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying such proceedings and claims, as described in Note 32.a.3). In December 2016, as part of this reorganization process, the Debtors filed their proposed plan of liquidation (“Liquidation Plan”) under the United States Bankruptcy Code. In March 2017 the Debtors and the Creditors Committee of the Debtors (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated the creation of a liquidating trust (“Liquidating Trust”). The Bankruptcy Court approved the Alternative Plan in May 2017, which became effective in July 2017.
In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, several of its subsidiaries and other companies non-related
to YPF, claiming alleged damages in an amount up to US$ 14,000 million, on the basis of allegations of fraudulent transfers and alter ego liability of YPF in connection with corporate restructuring transactions. Throughout the 1990s and 2000s decades, YPF carried out certain restructurings of its international operations, including companies that currently make up the Debtors’ group, which were carried out in the ordinary course with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which YPF is liable and (ii) YPF is an alter ego of the Debtors and is responsible for all of their liabilities, including the environmental liabilities described in
Note 32.a.2.i).
YPF rejected these allegations made by the Liquidating Trust for considering them without merit and is defending itself in a proceeding that is still ongoing as of the date of these financial statements, as described in Note 32.a.4). YPF, and, together with the other companies of the Group that are part of this claim, will continue defending itself in compliance with applicable legal procedures and available defenses.
32.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code
As described in Note 32.b), following the petition filed by the Debtors with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, YPF Holdings is no longer able to exercise its power over such entities to significantly influence on their operations and results. As a result, the disclosure made in this Note 32.a.2) about events subsequent to the filing date under Chapter 11 of the United States Bankruptcy Code, is derived solely from information published by the competent authorities cited in this Note, mainly the United States Environmental Protection Agency (
Environmental Protection Agency
or “EPA”). Therefore, due to the inherent limitations of the aforementioned loss of control, the Company cannot guarantee the completeness and accuracy of such updates.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES ( c ont.)

32.a.2.i) Environmental administrative matters
In 1986 at the time of selling Chemicals to Occidental, TS (then known as Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Debtors filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant continued to be owned by TS, one of the Debtors. Occidental alleges that under the sale agreement, Maxus would have made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals´ or Occidental´s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“
Department of Environmental Protection
” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Debtors, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay. As described below, some of these administrative proceedings are still ongoing and, to the extent that the authorities determine that Occidental and/or the Debtors are liable under these administrative proceedings, such determination of liability could affect the calculation of damages claimed by the Liquidating Trust for fraudulent transfers and alter ego in the litigation described in Note 32.a.4).

•	Feasibility Study and 2016 ROD for the environmental remediation of the lower 8.3 miles of the Passaic River
On June 2007, the EPA released a draft Focused Feasibility Study, which outlined several alternatives for remedial action in the lower 8.3 miles of the Passaic River. On April 11, 2014 the EPA published a new draft feasibility study containing 4 remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative.
On March 4, 2016, the EPA issued the 2016 ROD choosing the alternative to request the dredging and backfilling of 4.3 million cubic yards and placement of an engineered cap (a physical barrier constructed primarily of sand and stone) as a remedy to address the contaminated sediments. The 2016 ROD estimated that the cost of these remediation works would amount to US$
1,382
million. In the 2016 ROD the EPA stated that the whole project would take approximately 11 years, including 1 year for negotiations among potentially responsible parties, 3 to 4 years for project design and 6 years for its implementation.
On March 31, 2016, the EPA notified more than 100 potentially responsible parties, including Occidental, of the liabilities relating to the 8.3 miles area of the Passaic River relating to the 2016 ROD. In the same notice the EPA stated that it expected Occidental (who had filed claims against Maxus under the indemnity agreement in the pending litigation in New Jersey (see Note 32.a.2.ii)) to prepare the remediation plan design.
In September 2016, the EPA and Occidental entered into an agreement for Occidental to perform the design of the cleanup plan of the lower 8.3 miles of the Passaic River as per the 2016 ROD and under the EPA oversight. As of the date of these consolidated financial statements, Occidental continues with the design process.

•	Removal Action Next to Lister Site
In June 2008 the EPA, Occidental, and TS entered into an administrative order of consent, pursuant to which TS, on behalf of Occidental, under the indemnity agreement, would undertake a removal action of sediment from the Passaic River in the vicinity of the Chemicals plant located on Lister Avenue in Newark, New Jersey. This action resulted in the removal of 200,000 cubic yards of sediment, which was to be carried out in 2 different phases. The first phase, which commenced in July 2011 and was substantially completed in 2012. The EPA conducted a site inspection in January 2013, and TS received confirmation of completion in March 2013. The second phase has not yet been initiated and in the 2016 ROD, the EPA indicated that it would be integrated into the design of the remediation plan for the lower 8.3 miles of the Passaic River mentioned above.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES ( c ont.)

•	Feasibility study for the lower 17 miles of the Passaic River and the 2021 ROD for the upper 9 miles of the Passaic River
In July 2019, the Feasibility Study/Remedial Investigation (“FS/RI”) for the lower 17 miles of the Passaic River (of which the 8.3 miles described in the previous section are part of), and the EPA preliminarily approved such FS/RI subject to review and approval of the bioaccumulation model. According to the EPA, the bioaccumulation model should be finalized and submitted to a peer review process. Meanwhile, on September 28, 2021, the EPA issued a new 2021 ROD that provided interim actions for the remaining 9 miles of the Passaic River (i.e., the 9 miles of the Passaic River upstream of the lower 8.3 miles mentioned above). The work under the 2021 ROD is expected to involve a combination of dredging and capping to control the dioxin and other hazardous substances, at an estimated cost of $441 million. The EPA has indicated that a final ROD should be issued for the lower 17 miles of the Passaic River, which may require remediation work beyond the work described in the 2016 ROD for the lower 8.3 miles and the 2021 ROD for the remaining 9 miles of the Passaic River.

•	Feasibility study for the Newark Bay
The FS/RI to evaluate remediation alternatives in the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers remain pending.

•	Other environmental proceedings
Other environmental matters for which it is alleged that the Debtors and/or Occidental could be liable, and which consequently could impact the calculation of damages claimed by the Liquidating Trust under the legal proceedings described in Note 32.a.4), include liabilities arising from: (a) a ferrous chromate processing plant in Kearny, New Jersey; (b) the “Standard Chlorine Chemical Company Superfund Site”; (c) a ferrous chromate processing plant in Painesville, Ohio; (d) certain removals of contaminants located in Greens Bayou; (e) the “Milwaukee Solvay Coke & Gas site” located in Milwaukee, Wisconsin; (f) the “Black Leaf Chemical Site,” “Tuscaloosa Site,” “Malone Services Site” and “Central Chemical Company Superfund Site” (Hagerstown, Maryland); and (g) the remediation action in Mile 10.9.
32.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River
In relation to the alleged contamination in the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005, the DEP sued Maxus, TS, YPF Holdings, YPF International, YPF, Repsol and several companies, including Occidental seeking remediation of natural resources damages and punitive damages and other matters. The defendants made responsive pleadings and filings.
In 2007 Occidental filed cross-claims alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF and Repsol were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.
In July and August 2011, the New Jersey Court ruled over motions for partial summary judgments filed by the DEP and Occidental, concluding that (i) the discharge of hazardous substances by Chemicals had been proven, and (ii) TS had Spill Act liability to the State of New Jersey based on (a) the current ownership of the Lister Site and (b) that Maxus had the liability to indemnify Occidental.
In 2013 the DEP entered into a proposed settlement agreement with YPF, YPF International, YPF Holdings, Maxus and TS (“Settlement Agreement”). The proposal of the Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, Maxus and TS, naming YPF, YPF International, YPF Holdings, Maxus, TS and other participants in the litigation a limited liability of up to US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Settlement Agreement.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES ( c ont.)

Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay US$ 65 million.
In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of US$ 65 million.
On December 16, 2014, the New Jersey Court approved the settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of US$ 190 million and a sum amounting up to US$ 400 million to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.
Following the signing of the aforementioned settlement and compromise agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF International, YPF Holdings, YPF and Repsol) were pending resolution by the New Jersey Court.
Depositions of approximately 40 witnesses relating to such claims took place between December 2014 and October 2015. In late 2015, the parties filed several motions for early summary judgment. On January 14, 2016, such motions were ruled by means of non-binding
opinions issued by the Special Master, which were confirmed by the New Jersey Court on April 5, 2016.
These opinions, among others:

•	Denied YPF’s motion requesting that summary judgment be granted to YPF in connection with Occidental’s alter ego claims.

•
Determined that under Chemicals’ sale agreement, Maxus was responsible to indemnify Occidental for the entirety of Occidental’s environmental liabilities at the Lister Site, notwithstanding any Occidental conduct, but that Occidental would have to prove the reasonableness of the US$190 million it had agreed to pay to the DEP in order to pass that cost on to Maxus.

•
Granted Repsol’s motion requesting that summary judgment be granted to Repsol in connection with the alter ego claims brought by Occidental. This decision in favor of Repsol was reversed by the Superior Court of New
Jersey – Appellate Division on December 27, 2021.

On April 5, 2016, the New Jersey Court set June 20, 2016 as the trial date. However, all litigation against Maxus and YPF has been stayed as of June 17, 2016, when Maxus, TS and other affiliated companies filed a voluntary petition of the reorganization process under Chapter 11 with the Delaware Bankruptcy Court, as described in Note 32.a.3).
On June 28, 2016, at Occidental’s request, the New Jersey Court transferred the venue of the remaining claims in the Passaic River Litigation from the New Jersey Court to the Delaware Bankruptcy Court. On November 15, 2016, at Repsol’s request, the Delaware Bankruptcy Court remanded certain cross-claims between Repsol and Occidental to the New Jersey Court. After several rulings issued by the New Jersey Court and appeals filed by the two parties, such claims are still pending before the New Jersey Court.
32.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code
On June 17, 2016, voluntary petitions under Chapter 11 of the United States Bankruptcy Code were filed with the United States Bankruptcy Court by the Debtors and subsidiaries of YPF Holdings. In this context, the Debtors entered into an agreement with YPF, YPF Holdings, CLH Holdings Inc. (“CLH Holdings”), YPF International and YPF Services USA Corp (“YPF Services”), together the “YPF Entities,” to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit (“2016 Agreement”).
The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to US$ 63.1 million (“DIP Loan”) to finance the Debtors’ activities during a bankruptcy case, and (ii) a payment of US$ 130 million to the Debtors (“Settlement Payment”) for a release of all claims that the Debtors might have against the YPF Entities.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES ( c ont.)

The first hearing corresponding to the filing under the United States Bankruptcy Code took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions under the DIP Loan to continue as “debtors in possession,” regarding their day-to-day
operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees.
On December 29, 2016, the Debtors filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Plan foresaw a US$ 130 million Settlement Payment under the 2016 Agreement and provided that if the 2016 Agreement was approved, portions of the US$ 130 million Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Debtors would likely be confirmed and the claims against the YPF Entities, including the alter-ego
claims, would be settled and released in exchange for the US$ 130 million Settlement Payment.
The Liquidation Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the 2016 Agreement. In that scenario, the Debtors’ claims against YPF Entities, including the alter-ego
claims or piercing the corporate veil, would be transferred into a liquidating trust.
On March 28, 2017, the Debtors and the Creditors Committee submitted the Alternative Plan, which did not include the 2016 Agreement with the YPF Entities.
Under the Alternative Plan, the Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Debtors. As such Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, on April 10, 2017 YPF Holdings sent a Note giving notice that this situation constituted an event of default under the DPI Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts (US$ 12 million) under the terms of the DIP Loan, which were subsequently received by YPF Holdings.
On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Debtors, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 32.a.4) hereafter.
32.a.4) Claim of the Liquidating Trust
On June 14, 2018, the Liquidating Trust filed a lawsuit against YPF, YPF Holdings, CLH Holdings, YPF International and other companies non-related
to YPF (Repsol Exploración, S.A., Repsol USA Holdings Corp, Repsol E&P USA, Inc., Repsol Offshore E&P USA, Inc., Repsol E&P T&T Limited, and Repsol Services Co. (collectively “Repsol”)) before the Bankruptcy Court, claiming alleged damages of up to US$14 billion, on the basis of allegations of fraudulent transfers and liability of YPF as Maxus´ alter ego (“Claim”). As described above, throughout the 1990s and 2000s decades, YPF conducted several restructuring operations of its international operations, including companies that today make up the Debtors’ group, which were carried out in the ordinary course with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which YPF is liable and (ii) YPF should be treated as an alter ego of the Debtors and be held responsible for all of the Debtors’ liabilities, including the environmental liabilities described in Note 32.a.2.i). Consequently, YPF rejected such allegations of the Liquidating Trust, and, together with the other companies of the Group that are part of the Claim, filed a motion to dismiss the Claim (“Motion to Dismiss”).
Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, Repsol also filed a motion requesting that the Bankruptcy Court dismiss the Claim. On February 15, 2019, the Bankruptcy Court ruled to dismiss both motions.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES ( c ont.)

On March 1, 2019, YPF, together with the other companies of the Group that are part to the Claim, filed an appeal to the resolution dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019 and the parties proceeded to the discovery process.
While the aforementioned appeal was being heard, on April 1, 2019, both YPF on one hand, together with the other companies of the Group that are part of the Claim, and Repsol on the other hand, answered the complaint initiated by the Liquidating Trust.
Within the framework of the Claim, during 2019 and 2020, court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which is to have a matter handled by a bankruptcy court be transferred to an ordinary court of the respective district, (ii) the discovery process, (iii) the filing of a motion to disqualify to the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.
Concerning the motions to withdraw the reference, on June 7, 2019, Repsol filed its motion to withdraw the reference, and YPF, together with the other companies of the Group that are parties to the Claim, filed their motion in the same sense on June 11, 2019.
On March 23, 2020, the District Court for the District of Delaware rejected the motion to withdraw the reference raised by Repsol, as well as the one raised by YPF together with the other companies of the Group that are part of the Claim.
With regard to the discovery process, the judicial activity mainly included processes related to the definition of the documentary and testimonial evidence to be produced in the process. YPF, together with the other companies of the Group that are part of the Claim, on the one part, and the Liquidating Trust, on the other, requested and challenged, respectively, in different motions, the inclusion of evidence, including the evidence produced in the Passaic River trial mentioned in Note 32.a.2.ii), which was dismissed by the Bankruptcy Court hearing the case, the evidence in the possession of Occidental and its subsidiaries, witness interrogatories and other means of evidence.
On December 19, 2020, YPF, together with the other companies of the Group that are part of the Claim, filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust. The motion is based on the Company’s understanding that White & Case LLP might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law
Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised YPF and the other companies of the Group that are part of the Claim in this process.
On April 6, 2021, the Bankruptcy Court denied the motion for disqualification filed by YPF and the other companies of the Group that are part of the Claim. On July 30, 2021, at the request of YPF and the other companies of the Group that are parties to the Claim, the Third Circuit Court of Appeals authorized such parties to present an appeal against the decision of the Bankruptcy Court rejecting the disqualification motion.
On October 20, 2021, YPF together with the other companies of the Group that are part of the Claim, filed the grounds to the appeal on the dismissal of the motion for disqualification before the Federal Court of Appeals for the Third Circuit.
On December 3, 2021, the Liquidating Trust filed its brief in opposition to the appeal filed by YPF and the other Class companies that are parties to the Claim. On January 7, 2022, YPF together with the other companies of the Group that are part of the Claim, filed its reply brief. As of the date of these consolidated financial statements, the Court of Appeals for the Third Circuit has not established a date for the oral arguments.
In relation to the procedural steps, the discovery process was substantially concluded on October 21, 2021. The latest schedule approved by the Bankruptcy Court provided that the expert discovery would conclude on February 18, 2022, a deadline that was postponed until April 8, 2022, for certain actions. In turn, the timeline provides that motions for summary judgment to be fully substantiated by June 8, 2022, and that a hearing for oral arguments on the motions for summary judgment will be held on June 13, 2022.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32.	ISSUES RELATED TO MAXUS ENTITIES ( c ont.)

As of the date of these consolidated financial statements, no date has been set for the Trial. The Trial schedule may be extended or modified by the Bankruptcy Court.
As the process moves forward and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue analyzing the status of the case and its potential impact on the Group’s results and financial position.
The Company, together with the other companies of the Group that are part of the Claim, will continue defending itself in compliance with applicable legal procedures and available defenses.
32.b) Accounting matters
In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 32.a.2), the Management of the Company considered this an event that required reconsideration of whether the consolidation of such Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.
Generally, when an entity files a petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.
The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these Entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these Entities. However, at the time of the voluntary filing of the reorganization process under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases filed with the United States Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the United States Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any decision outside the ordinary course of business of the Debtors will be subject to the approval of the United States Bankruptcy Court.
Likewise, on November 8, 2016, the Maxus Entities amended their by-laws
in order to give greater discretion to the independent directors.
In view of the foregoing, due to the petition filed with the United States Bankruptcy Court, the Company understands that it is no longer able to exercise its power over such Entities to significantly influence on the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33.	CONTINGENT ASSETS AND LIABILITIES
The Group has the following contingencies and claims, individually significant, which in the opinion of the Company’s Management and its external counsels, have a possible outcome. Based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in section 33.b).
33.a) Contingent assets
The Group has no significant contingent assets.
33.b) Contingent liabilities
33.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)
ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina Basin in 2003, Northwest Basin in 2010, and San Jorge and Austral Basins in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.
Concessionary companies in the Neuquina basin areas
The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued
2

interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its venue. In the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol SA and the directors who carried their activities in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.
As a result of such decision, a preventive action has been filed by an individual to prevent future damages and reduce presumed damages, an action for repair of damages consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.
Concessionary companies in the Northwest Basin areas
On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the Court. On April 19, 2017, YPF was notified of the Court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants.
The court ordered that terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33.	CONTINGENT ASSETS AND LIABILITIES ( c ont.)

Concessionary companies in the Golfo San Jorge Basin areas
YPF filed a legal defect exception. Based on such filing the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the Company, which will be resolved when notice of process has been served on, and the complaint has been answered by, all the defendant companies. On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated. This decision is final and conclusive.
On March 29, 2021, the Court of Appeals confirmed the first instance judgment rendered on February 8, 2021, whereby the judge resolved to declare the lack of jurisdiction of the federal courts on the grounds that an interjurisdictional damage had not been proved. This decision has not been appealed by the plaintiff, and therefore is a final and conclusive judgment.
On May 3, 2021, ASSUPA requested the Public Prosecutor’s Office to investigate the possible commission of criminal offences, and demanded that the Prosecution Unit for Investigations of Environmental Crimes (“UFIMA”, by its acronym in Spanish) be involved in the investigation to provide assistance in the matter of its jurisdiction, elaborating investigation strategies and/or defining courses of action for the investigation of the offenses claimed. Besides, it requested the referral of the case to the provincial courts for the continuation of the case, which generated the creation of a new case file. On September 9, 2021, the judge declared his lack of jurisdiction given the absence of interjurisdictional damages.
On May 14, 2021, the judge rejected ASSUPA’s request to refer the case to the provincial courts considering it inadmissible but informed that the proceedings would remain at the disposal of the judicial or administrative authorities at their request, as instrumental evidence.
Concessionary companies in the Austral Basin areas
On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the Court and following several incidents with different codefendants and parties summoned to appear, on June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.
On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment dated June 23, 2020, in which the judge decided to sustain the claim filed by YPF, among other co-defendants,
ordering the transfer of the case.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo
In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, under Law No. 24,145 and Decree No. 546/1993.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33.	CONTINGENT ASSETS AND LIABILITIES ( c ont.)

Through its judgment dated July 8, 2008, the CSJN:

•
Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

•	Decided that the proceedings to determine liabilities arising from past behaviors to repair the environmental damage will continue being heard by that Court.
In

addition to the comments included in Note 16.a.4 related to environmental claims in Quilmes, the Company has other judicial and non-judicial
claims against it, based on similar arguments.
On the other hand, the monitoring works carried out routinely by YPF have allowed YPF to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the implementation of a program for the survey, assessment and remediation of liabilities, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been provisioned in the Group’s environmental remediation program.
Regarding the environmental damage to the aquifer surrounding the Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up
is carried out under the supervision and with the assistance of Instituto Nacional del Agua (INA) and local authorities.
33.b.2) Contentious claims

•
Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

Judicial process in New York
Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (the “District Court”), and against the Republic of Argentina (the “Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 30). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.
On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (the “Court of Appeals”) held that the District Court has jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (the “Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33.	CONTINGENT ASSETS AND LIABILITIES ( c ont.)

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases. Fact discovery concluded on August 27, 2021. Expert discovery is ongoing and is expected to substantially conclude on March 11, 2022.
On September 24, 2021, YPF, the Republic, Petersen and Eton Park exchanged initial expert reports, including a plaintiffs’ expert report on damages (“Plaintiffs’ Damages Report”) in the event that YPF and/or the Republic are found liable. YPF has asserted a number of defenses to its liability that it considers robust. If the defenses asserted by YPF are accepted, YPF will not be liable for any damages.
On December 3, 2021, in response to the Plaintiffs’ Damages Report, YPF and the Republic submitted, together with other expert reports, an expert report to rebut the damages report submitted by the plaintiffs (the “Rebuttal Report”), concluding that there are no damages to Petersen or Eton Park, even if the District Court were to ultimately find YPF and the Republic liable. The Rebuttal Report also concludes that, even if the District Court were to find YPF and the Republic liable and reject their approach, and instead accept the approach proposed by the plaintiffs, the plaintiffs’ methodology for calculating damages is flawed, and includes alternative calculations that correct certain issues in the plaintiffs’ expert’s methodology. Correcting the tender offer notification date assumed by plaintiffs’ expert (for purposes of calculation only) would result in damages estimated at US$ 5,200 million (excluding interest and certain ancillary claims) or US$ 3,500 million (excluding interest and certain ancillary claims), assuming tender offer notification dates to be April 16, 2012 or May 7, 2012, respectively. If certain additional corrections were to be made to the methodology of the plaintiffs’ expert, including the calculation of damages in Argentine pesos rather than in U.S. dollars, the resulting damages estimates would be 14,400 million pesos (excluding interest and certain ancillary claims) or 14,000 million pesos (excluding interest and certain ancillary claims) (which, for illustrative purposes, if converted at the USD/ARS exchange rate on September 24, 2021, would amount to US$ 146 million or US$ 142 million, respectively). These alternative damages calculations using plaintiffs’ approach, but correcting their flawed methodology, would result in estimated damages amounts that are inconsistent with the amounts estimated in the Plaintiffs’ Damages Report, which are based on assumptions and theories of causation and damages calculations that, in YPF’s view, are not supported by the facts or applicable law. It is important to note that the Rebuttal Report does not constitute an admission of liability or an obligation on the part of YPF or the Republic to pay any damages. If, notwithstanding their robust defenses, YPF and the Republic were to be found liable by the District Court and ordered to pay any damages, YPF would seek to limit its share of any damages awarded.
According to the latest schedule approved by the District Court, expert discovery is expected to substantially conclude on March 11, 2022. The schedule provides that motions for summary judgment will be fully briefed and submitted to the District Court by June 9, 2022. If trial is necessary after the District Court’s ruling on the parties’ summary judgment motions, and subject to the District Court’s schedule and other immovable conflicts, trial will begin 115 days after the District Court issues its summary judgment ruling. The procedural schedule may be extended or modified by order of the District Court.
As the process moves forward, taking into account the complexity of the claims and the evidence that the parties may present, the Company will continue to reassess the status of the litigation and its potential impact on the results and financial situation of the Group. The Company will continue to defend itself in accordance with the applicable legal procedures and available defenses.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019 33. CONTINGENT ASSETS AND LIABILITIES ( c ont.)

Judicial process in Spain
On February 28, 2019, YPF filed a complaint in Spain against Petersen and Prospect Investments LLC (“Burford”) for the purpose of defining the legal nature of the agreement entered into by Burford and the Trustee in Petersen’s Bankruptcy proceeding. Burford submitted a motion for the case to be referred to the court in which Petersen’s liquidation is being heard. As YPF objected to the motion, the case was referred to the prosecutor for him to issue an opinion prior to the decision of the Commercial Court N° 47 in Madrid. On July 29, 2019, the Commercial Court N° 47 in Madrid decided that the case must be processed before the court that intervened in Petersen’s liquidation. Such decision was appealed by the Company on September 26, 2019. On October 30, 2019, Burford opposed the appeal filed by the Company and on October 31, 2019, Petersen did so. On November 12, 2019, the Company appeared before the Provincial Court of Madrid within the framework of said appeal and on November 18, 2019, Petersen did so.
On May 20, 2020 the Provincial Court of Madrid dismissed the appeal filed by the Company for lack of jurisdiction and confirmed the jurisdiction of the Commercial Court No. 3 in Madrid. On September 3, 2020, YPF filed an appeal against the order issued on May 20, 2020 by the Provincial Court of Madrid for constitutional protection under sections 41 and 44 of the Organic Law of the Constitutional Court for considering that such order violates YPF’s fundamental right to effective judicial protection. On March 17, 2021, the Constitutional Court rejected the admission of an appeal for constitutional protection filed by YPF without addressing the merits of the case, since it considered that the appeal for constitutional protection lacked the constitutional relevance required by such procedure.
33.b.3) Claims before the CNDC

•	Claims for fuel sale prices
The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.
33.b.4) Other claims
Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the AFIP and provincial and municipal fiscal authorities, not individually significant, which have not been provisioned for, as the Management of the Company, based on the evidence available as of the date of these consolidated financial statements, has considered that they constitute possible contingencies.

34.	CONTRACTUAL COMMITMENTS
34.a) Extension of concessions or exploration permits
In fiscal year ended December 31, 2021, the Group obtained exploitation concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. The main features of the most significant agreements, concessions and permits are described below.

•	Loma Negra and La Yesera
On March 30, 2021, YPF jointly with its partners CAPEX S.A., Metro Holding S.A. and Corporación Financiera Internacional in Loma Negra area, and, additionally, San Jorge Energy S.A, in La Yesera area, executed agreements with the Province of Río Negro for the extension of the exploitation concessions of the mentioned areas for ten years, until 2034 and 2037, respectively. On April 20, 2021, those extension agreements were ratified by Provincial Decrees No. 345/2021 and 346/2021, respectively.
The extension agreement for La Yesera area provides an option for YPF, whereby the Company had a term of 90 days to extend such exploitation concession until 2037. In June 2021, the Company communicated the Province of Río Negro its decision not to extend the concession, and therefore, its interest in La Yesera area shall terminate in 2027.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019 34. CONTRACTUAL COMMITMENTS ( c ont.)

•	Bajo del Toro
On November 26, 2021, Provincial Decree No. 2,004/2021 was published in the BO, authorizing the subdivision of Bajo del Toro area into the following blocks: (i) Bajo del Toro Norte; and (ii) Bajo del Toro.
Under the same Decree, YPF, Bajo del Toro I S.R.L. (a company absorbed by YPF under the merger in 2019) and Equinor Argentina B.V. Sucursal Argentina (“Equinor”) were granted a CENCH in Bajo del Toro Norte area for a term of 35 years, and access to a second exploratory period in Bajo del Toro area for a term of 4 years.
YPF and Equinor have agreed to execute a five-year pilot plan in the CENCH obtained in Bajo del Toro Norte area, consisting of the drilling of 14 horizontal wells for the purpose of exploring Vaca Muerta formation and related surface installations with an estimated investment of US$ 118, and 1 vertical well in Bajo del Toro area with an estimated investment of US$ 3 million.

•	Letter of intent with the Province of Mendoza
On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province of Mendoza will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte areas, from the date of the original expiration of the concessions.
On August 12, 2021, the Letter of Intent was ratified by Provincial Decree No. 1,117/2021.
In January 2022, YPF was notified of Administrative Decision No. 01/2022, whereby the Province of Mendoza approved the reversion of Loma de La Mina area and its transfer to a new operator.

•	Exploration agreement in the Charagua block (Bolivia)
On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin the exploration work in Charagua, Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan for exploration and exploitation activities in Bolivian territory was presented.
In October 2017, an agreement was reached regarding the terms for the assignment to YPFB Chaco S.A. of 40% on the Services Contract subscribed with YPFB for the exploration of the block. Moreover, the assignment agreement was executed on January 25, 2018.The formal approval of the Legislative Assembly of the Plurinational State of Bolivia for it to become effective has not yet been granted.
Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and YPFB Chaco S.A., with an interest of 51%, 29.4% and 19.6%, respectively.
In 2020, the suspension of the deadlines of the first exploratory period was requested due to the
COVID-19
health emergency, which was approved by YPFB on January 4, 2021 under DEEA Resolution No.001-2021; extending the expiration of the term to May 26, 2021.
On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A. The process of notarization of the Contract is underway.
Besides, and given the continuing health emergency caused by the
COVID-19
pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. Consequently, the second phase of the exploratory period will terminate on June 2023.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019 34. CONTRACTUAL COMMITMENTS ( c ont.)

34.b) Project investment and assignment agreements
The Group has executed agreements related to investments, acquisitions and concession of areas. The main characteristics of the most relevant agreements executed in fiscal year ended December 31, 2021, or which generated a significant economic effect in fiscal years ended December 31, 2020 and 2019 are outlined below.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste– Narambuena area
In April 2014, YPF and subsidiaries of Chevron Corporation (“Chevron”) signed a new investment project agreement for the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area known as Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment was disbursed in two stages and there may be a third stage to be agreed in the future based on the results obtained from the exploration of the area.
To this end, the Company and Chevron executed the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (i) a 50% share in the Narambuena Exploration Project area and (ii) a 7% legal interest in the Exploitation Concession of Chihuido de la Sierra Negra in the provinces of Neuquén and Mendoza. However, Chevron’s contractual rights are limited to the Narambuena area, as YPF will hold 100% ownership of the conventional production and reserves outside the project area and Desfiladero Bayo field. In 2008, the concession of the area was extended until November 14, 2027.
Stage I was completed in 2018 and Stage II began in April 2018, which was completed in April 2021, with total contributions from the CDNC for Stage I and II amounting to US$ 114.4 million. In January 2022, Chevron ratified its decision to exercise the option to begin Stage III of the unconventional investment project in Narambuena area.

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
On June 28, 2019, Decree No. 1,096/2019 was published in the BO of the Province of Neuquén, authorizing such assignment. On the same date, IEASA and YPF signed the final agreements and formalized the assignment.
In light of the foregoing, the Group has recorded, for fiscal year ended December 31, 2019, the Group has recorded an exploratory mining property in the amount of 4,055 in “Intangible Assets”.

•	Assignment agreement of CAN 100 exploration permit (offshore) – Block E-1 Reconversion
On October 8, 2019, YPF and Equinor executed an agreement whereby Equinor woild acquire a 50% interest in the CAN 100 area, while YPF kept a 50% interest in such area. The Agremment would become effective subject to certain conditions precedent.
On April 16, 2020, having met the conditions agreed in the assignment agreement, including the approval of the assignment pursuant to section 72 of the Hydrocarbons Law by the SE, which was granted under Resolution No. 55/2020, the transaction was settled, and therefore YPF assigned its 50% interest in the area and the operation to Equinor. On April 22, 2020, YPF received US$ 22 million. In the light of the above, the Group recorded a profit of 1,457 included in “Other net operating results”.
On January 14, 2021, YPF and Shell Argentina S.A. (“Shell Argentina”) and Equinor and Shell Argentina executed both agreements whereby YPF and Equinor transferred to Shell Argentina a 15% interest in the area CAN 100, respectively, and therefore YPF kept a 35% interest in such area. The effectiveness of these agreements was subject to certain conditions precedent, including the approval of the assignments by the SE, which authorized on April 23, 2012. This assignment required the payment by Shell Argentina to YPF of the outstanding price of US$ 5 million. Besides, on December 14, 2021, Shell Argentina paid YPF an additional amount of US$ 5 million given the compliance with certain conditions under the assignment agreement.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019 34. CONTRACTUAL COMMITMENTS ( c ont.)

•	Assigment of Bandurria Sur area
On January 2020, YPF was notified of the acquisition by Shell Argentina and Equinor Argentina AS (Argentina Branch) (jointly, the “Consortium”) of the entire share package of SPM Argentina S.A. (“SPM”). This assignment required payment by SPM to YPF of the outstanding price of US$ 105 million. In the light of the foregoing, the Group recorded a profit of 6,356 included in “Other net operating results”.
On March 5, 2020, YPF executed an agreement assigning to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM), an affiliate of Shell Argentina and Equinor Argentina AS (Argentina Branch), an 11% interest in Bandurria Sur area. On April 29, 2020, Decree No. 512/2020 was issued, under which the Province of Neuquén approved the assignment to BSI. On May 14, 2020, YPF and BSI executed the final contracts for the joint exploitation of hydrocarbons in the area, thereby complying with the conditions precedent for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the area to BSI. Consequently, YPF will continue to be the operator of the area, keeping a 40% interest in the concession, while BSI will have a 60% interest. In the light of the foregoing, as of December 31, 2020, the Group
recorded a profit of 4,420 included in “Other net operating results”.

•	Assignment agreement of the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas
On June 11, 2018, YPF and Petróleos Sudamericanos S.A. (“PS”) entered into an agreement for the assignment of 100% of the exploitation concessions over the areas known as Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño, located in the provinces of Neuquén and Río Negro for an amount of US$ 22 million.
On December 2, 2018, by Decree No. 1,677/2018, the Province of Río Negro approved the assignment. Also, on December 20, 2018, YPF and PS signed the documents required to execute the assignment.
On January 2, 2019, YPF and PS signed a memorandum whereby from such date PS took possession of the facilities located in such areas, taking responsibility for the same and releasing YPF from its role as operator of those exploitation concessions.
In the light of the foregoing, as of December 31, 2019
,
the Group recorded a profit of 1,523 included in “Other net operating results”.

•	Assignment agreement of Río Mayo and Sarmiento areas
On August 2, 2019, YPF and Capetrol Argentina S.A. (“Capetrol”) executed an assignment agreement whereby YPF assigned to Capetrol 100% of the exploitation concessions over the Río Mayo and Sarmiento areas, located in the Province of Chubut. The agreement contemplates the assignment of the concession for an amount of US$ 1 million.
On October 25, 2019, under Decree No. 1,185/2019, the Province of Chubut approved the said assignment. Additionally, on October 28, 2019 YPF and Capetrol subscribed the documents required to formally execute the assignment.
In the light of the foregoing, as of December 31, 2019
,
the Group recorded a loss of 187 included under “Other net operating results”.

•	Assignment agreement of the Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas
On December 20, 2018, YPF and Oilstone Energía S.A. (“OESA”) entered into an assignment agreement whereby YPF assigned to OESA 100% of the exploitation concessions over the areas known as Al Sur del Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua, located in the Province of Neuquén, for an amount of US$ 12 million.
On July 24, 2019, under Decree No. 1,346/2019, the Province of Neuquén approved the assignment of such areas. Additionally, on July 31, 2019 YPF and OESA subscribed the documents required to formally execute the assignment.
In the light of the foregoing, as of December 31, 2019, the Group recorded a loss of 558 included in “Other net operating results”.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019 34. CONTRACTUAL COMMITMENTS ( c ont.)

34.c) Contractual commitments
The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net income for the fiscal year in which they were identified.
In this respect, the Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.
As of December 31, 2021, the exploratory and investment commitments and expenses until the completion of the most significant concessions amount to 573,741.
34.d) Agreement between Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.
On October 19, 2020, the settlement agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company will pay a total settlement amount of US$ 150 million, which includes a down payment already made of US$ 22 million and the balance be paid in 18 monthly installments recognized in “Other liability”, such payments are secured (see Note 34.e)). As of the date of these consolidated financial statements installments have been paid in compliance with the agreed payment schedule.
As a consequence of this agreement, for fiscal year ended December 31, 2020, the Company recorded a loss of 8,285 under “Other net operating results”.
34.e) Granted guarantees
As of December 31, 2021, the Group issued bank guarantees for an amount of US$ 8 million. YPF assumed other commitments for an amount of US$ 155 million in relation to compliance with obligations of subsidiaries.
As of December 31, 2020, by the agreement described in Note 34.d), the Company granted Argentine Bonds 2029 and 2030 as security for a nominal value of US$ 290 million and OPESSA granted a security in the amount of US$ 30 million. As of December 31, 2021, the security granted by OPESSA for an amount of US$ 25 million is still valid.
In addition, YPF opened a reserve and payment account in New York for holders of Class XVI NOs, whose balance as of December 31, 2021 was US$ 19 million, representing 125% of the debt services of NOs to be paid over the next 6 months, in line with existing foreign exchange regulations.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER
The main regulatory framework under which the Group carries on its business activities is outlined below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.
35.a) Regulations applicable to the hydrocarbon industry
35.a.1) Hydrocarbons Law
Law No. 17,319 was enacted on June 23, 1967, and along its effective term, it received numerous amendments, the last one being introduced in 2014 by Law No. 27,007 (the “Hydrocarbons Law”).
The Hydrocarbons Law lays down the principles governing the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects of this Law are as follows:
- Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the Provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Besides, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not so registered are not authorized to undertake activities in oilfields located in argentine territory.
- The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective (conventional or unconventional). Thus, (a) for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (b) for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years, i.e., they are granted for a maximum term of 13 years; and (c) for exploration in the continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.
The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (a) conventional exploitation concession: 25 years; (b) unconventional exploitation concession: 35 years; and (c) exploitation concession in the continental shelf and territorial waters: 30 years. Besides, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.
- Holders of exploitation concessions may constitute a transportation concession to evacuate their production. Thus, the term for transportation concessions originating from a conventional exploitation concession shall be 25 years, and those originating from an unconventional exploitation concession 35 years, plus the awarded extension terms.
- Holders of an exploration permit and exploitation concession shall pay: (a) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (b) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate to five percent (5%) considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the respective permit, to the tax regime established under the Hydrocarbons Law.
- Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

Also, title to hydrocarbon resources was transferred by the Argentine Government to the Provinces under the following laws and decisions which amended the Hydrocarbons Law:
- In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the Provinces where they are located.
- In 1994, the Argentine Constitution was amended. Under this amendment, the Provinces were granted the primary control of natural resources within their territories.
- In 2003, under PEN Decree No. 546/2003, the right to award exploration permits and/or exploitation and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the Provinces.
- In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with section 124 of the Argentine Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the Provinces, and granted them right to administer such reservoirs.
35.a.2) YPF Privatization Law
In 1992, Law No. 24,145 (the “Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the Provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.
35.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.
On December 16, 2021, Provincial Decree No. 2,183/21 was published, whereby the Province of Neuquén approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of CENCH in the province.
The aforementioned Resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for the CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.
35.b) Regulations applicable to the Downstream segment
35.b.1) Regulation related to Liquid hydrocarbon exports
Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and Resolution No. E-241/2017 issued by the MINEM, as amended by SSHyC Resolution No. 329/2019.
In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.
35.b.2) Refined products
Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to Resolution No. 1,283/2006, established new specifications for diesel grades 2 and 3 and gasoline, including changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil companies had to submit to the enforcement authority a detailed schedule of the investment program for the following year.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

However, by SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 3 and diesel grade 2, and the deadline to meet these new requirements was extended since January 1, 2024. Therefore, the Company is currently reviewing its investment and work execution programs in compliance with this latter Resolution.
35.c) Regulations applicable to the Gas and Power segment
35.c.1) Transportation, distribution and commercialization of natural gas
Law No. 24,076 (the “Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, regulate natural gas public transportation and distribution services. The Gas Law also created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.
Natural gas transmission and distribution systems are divided into 2 main gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Besides, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.
The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).
Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand, and established the right to transfer the acquisition cost of natural gas to users of the distribution system.
However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (the “Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch which granted powers to redirect injected gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).
In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and IEASA (formerly ENARSA) to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019-March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in section 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).
Today, from January 1, 2021, since the approval of the GasAr Plan by Decree No. 892/2020 (see Note 35.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.
The sale of natural gas to the thermoelectric generation segment is also regulated by former SE Resolution No. 95/2013, section 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuel without cost to generators which do not have natural gas supply contracts currently in force.
Besides, sales to the industrial sector, as well as to the CNG sector (recently modified by Decree No.892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

Decree No. 1,053/2018
Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the Argentine Peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in dollars, which resulted in a reduction in the price of gas applicable to the October-December 2018 term, with no agreement being reached regarding the exchange rate differences to be contemplated.
On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.
Besides, this Decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations during each seasonal period shall never be transferred to natural gas full-service users.
On October 25, 2019, YPF adhered to the regime established under such Decree, under which the Argentine Government has only paid the first installment, the remaining ones being outstanding as of the date of these annual consolidated financial statements.
On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.
As of the date of these consolidated financial statements, the Company filed a preliminary administrative claim with the Ministry of Finance for the payment of the second, third, fourth and fifth installments under the regime plus interest.
35.c.2) Exports of natural gas and LNG
Natural gas
Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.
Besides, since 2016, the natural gas export regime was modified by numerous successive regulations whose final purpose was to safeguard domestic market supply restricting natural gas exports.
Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the “Procedure to Obtain Natural Gas Export Licenses” was established, providing that in order to obtain an export license, the domestic market supply should be secured. This Procedure was later overruled on June 26, 2019 by SGE Resolution No. 417/2019.
At present, natural gas exports are subject to SE Regulation No. 360/2021, which specifies the terms and conditions of the process to award licenses for the export of natural through pipelines, its liquefaction in the country and its subsequent export as LNG.
Specifically, this process contemplates the preference granted under GasAr Plan (see Note 35.d.1)) to export licensees, which shall enjoy preferential firm export conditions for up to a total volume of 11 Mm3 per day, exclusively in the non-winter period.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

LNG
On July 27, 2021, SE Resolution No. 706/2021 was published, which created a registry of LNG operators and regulated export activities. In order to obtain an export permit, LNG exporters are required to register in the respective category and ensure they have offered the possibility to acquire such product to potential domestic market agents which might be interested. Besides, as a requirement to export, they should not have breached any of the obligations established under the Resolution or be delayed in the payment of any fines imposed in relation to such obligations.
The Resolution mentioned above also establishes that the enforcement authority may issue firm LNG export permits for a term of up to 20 years, having previously evaluated that the domestic supply of natural gas would not be affected considering the characteristics of the project and the possible impact on natural gas transportation capacity, at any stage of the production process. This permit may not be subsequently revoked or interrupted to ensure domestic market supply.
35.c.3) Regulatory requirements applicable to natural gas distribution
The Group participates in natural gas distribution through its subsidiary Metrogas.
The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions (Pliego), the Transfer Agreement and the License lay down the legal framework for Metrogas’ activities.
The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors, and the transfer of Metrogas’ shares.
Gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.
Distribution License
The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of

35
years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.
Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.
Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.
Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.
Besides, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.
The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the License; for the sale, disposition, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.
Besides, the distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

Tariff schemes and tariff renegotiations
With the enactment of the Under Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This Law provided for the conversion into Pesos of tariffs established in convertible dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.
Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the former MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (the “Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Review, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.
Notwithstanding the variables contemplated for the RTIs and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which signifcantly modified the economic and financial equation provided for in the RTIs and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.
In consideration of the above, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.
On December 23, 2019, the Solidarity Law was publised, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdicition, until the entry into force of the new provisonal tariff schemes (Decree No. 1,020/2020). In additon, it delegated to the PEN the power to begin extraordinary reviews of current RTIs and authorized the PEN to administratively intervene the ENARGAS for a term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.
On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI.
On June 2, 2021, ENARGAS Resolution No. 151/2021 was published, which approved the Provisonal Tariff Schemes, as part of the RTT, applicable to Metrogas, which was in force as of February 28, 2022.
On December 27, 2021, ENARGAS Resolution No. 518/2021 was published, calling a Public Hearing for the purpose of considering the provisional Adjustment of tariffs for natural gas distribution through networks (Decree No. 1,020/2020), and instructed licensees of natural gas public distribution services to submit their proposed transitory tariff schemes and supporting information for citizens to be aware of the proposed contents for the provisional adjustment of tariffs under the RTT.
On February 23, 2022, ENARGAS Resolution No. 69/2022 was published, which approved (i) the Provisional Tariff Schemes, as part of the RTT, applicable to Metrogas, which was in force as of March 1, 2022, and (ii) the Chart of Rates and Charges for Additional Transition
Services.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Procedure for the compensation of the lower revenues received by Distributors from their users for benefits and / or bonuses and for higher costs of unaccounted natural gas
MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Besides, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.
This procedure complies with section 20.2 of the Standard License approved by Decree No. 2.255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.
Note from ENARGAS related to YPF’s interest in Metrogas
The Company received from Metrogas a copy of the Note received by the latter from ENARGAS, requesting it to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with section 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.
On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current gas market situation, in order to comply with section 34 of the Gas Law.
On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.
On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of these consolidated financial statements, the appeal has not yet been decided.
35.c.4) Regulatory framework associated with the LPG industry
Law No. 26,020, enacted in 2005 (the “LPG Law”) lays down the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declaring them of public interest. It also establishes the free import of LPG, regardless of the restrictions or other measures established by the PEN where the product is subject to subsidies in the country of origin, and the free export of LPG once the supply of the domestic demand is ensured.
Under the LPG Law, which provides for the creation of a trust fund to finance botted LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched serveral programs stimulating the supply of the domestic market (see Note 35.d.2).
35.c.5) Regulatory framework associated with electric power generation.
The Group generates electric power through YPF EE and CT
Barragán.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992 “Procedures for operations scheduling, load dispatch and price calculation”. Also, in terms of generation of electric power from renewable sources, the regulatory framework is supplemented with specific regulations issued to promote their development (see “Renewable Energies” section).
Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into four categories: generation, transmission, distribution and demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.
Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation fired by natural gas, petroleum liquids, such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the State to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.
In turn, the Provinces can regulate the electrical systems within their relevant territories, the Provinces being their enforcement authority. However, if a participant of the provincial electrical sector should connect to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.
Argentina’s Electricity Regulator (“ENRE”, by its acronym in Spanish) is the agency regulating, auditing and controlling the electric power industry.
CAMMESA
CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, section 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.
WEM
The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers; a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load centre (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.
Price of electricity dispatch and spot market
In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price taking into account the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.
Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and Co-Generation; and resolutions implementing new provisional remuneration mechanisms for the generation sector of power energy.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

SE Resolution No. 31/2020 is currently in force, as restated by SE Resolution No 440/2021, which amended the remuneration regime of non-contractualized electric power generation. This new remuneration regime was applied to transactions starting in February 2020. Through such Resolution, all prices (fixed in Dollars since the publication of former SEE Resolution 19/2017) were converted into Argentine pesos, and a monthly adjustment mechanism was created based on the variation of the CPI and IWPI indexes published by the INDEC. This adjustment was then suspended, from March 8, 2020, and indefinitely, on account of the economic situation deriving from the pandemic of COVID-19.
As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.
On May 21, 2021, SE Resolution No. 440/2021 was published in the BO, whereby the remuneration set in SE Resolution No. 31/2020 was increased by 29%, effective for transactions corresponding to February 2021.
Renewable energies
In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the use of renewable energy sources, subsequently amended in 2015, by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.
Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:
- Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (a) the joint purchase system (through CAMMESA); (b) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (c) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.
- The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, 252/2016, 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.
35.d) Incentive programs for hydrocarbon production
35.d.1) Incentive programs for natural gas production
With the purpose of increasing production and the offer of natural gas in the domestic market, considering the country’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas production.
Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”).
By MINEM Resolution No. 46-E/2017 Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina Basin until December 31, 2021.
This
Resolution established a compensation equal to the amount resulting from deducting from the effective sales price obtained from sales to the domestic market, including conventional and unconve ntional
gas, the minimum sales price of 7.50 US$/MBTU for 2018
, 7.00 US$/MBTU for 2019
, 6.50 US$/MBTU for 2020
and 6.00 US$/MBTU for 2021
, multiplied by the production volumes of unconventional gas. Compensations under Resolution 46
Program would be paid as follows: 88% by producing companies and 12% by the Province where the concession area included in the Program is located.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35.	MAIN REGULATIONS AND OTHER (cont.)

The Company was admitted to the Resolution 46 Program for its interest in Aguada Pichana Este, Aguada Pichana Oeste
- Aguada de Castro, Estación Fernández Oro and La Ribera I and II concessions. However, on December 2, 2020, the Company requested its removal from Resolution 46 Program with respect to La Ribera I and II and Estación Fernández Oro concessions from January 1, 2020.
Under the Resolution 46 Program, the Company filed administrative objections to several payment Resolutions (see Note 33).
Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme 2020-2024 (“GasAr Plan”)
On November 16, 2020, Decree No. 892/2020 was published, which approved the GasAr Plan, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competetitve system for the formation of natural gas prices.
The GasAr Plan, initially effective for a 4-year term, will be implemented through the execution of individual contracts between gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The GasAr Plan provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanims allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Besides, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.
Besides, participating producers shall undertake to reach a production curve per basin that ensures the maintainance and/or increase of current production levels, according to bids presented. If the curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the GasAr Plan. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added (obligation imposed under the GasAr Plan to producers) is not complied with.
On November 24, 2020 SE Resolution No. 317/2020 was published, calling a Public Tender for the effective award of the total base volume provided for under the GasAr Plan and an additional volume for each of the winter periods 2021 to 2024, included.
On December 16, 2020, SE Resolution No. 391/2020 was published (supplemented by SE Resolution No. 447/2020), which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this Resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina Basin, in line with a committed production curve of about 30 Mm3/d). From the total committed volume, about 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.
On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published in the BO, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the said Annex.
As of December 31, 2021, the Company received provisional compensations in a total amount of 9,889.
35.d.2) Incentive programs for the domestic supply of LPG
With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to lowest income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the
Company:

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER
(cont.)

Bottle-to Bottle Program
Concerning the bottled LPG segment, the LPG Law (see Note 35.c.4)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, y 15-kg bottles for low income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish benchmark prices.
In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated by the SE through Resolution No. 49/2015. The purpose fo this Program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15 kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the benchmark prices applicable on each ocassion to bottled LPG for residental use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.
Propane Network Agreement
In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the MINEM entered into an agreement with LPG producers for the supply of propane for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of one year. Later, under Laws No. 26,019 of March 2, 2005 and Law No. 26,546 of November 12, 2009, the program was extended until April 30, 2023. The agreement guarantees the supply of a given volume of gas to distributors and sub-distributors of propane gas through networks at a given price, against payment of an economic compensation to LPG producers for their lower revenues. The 18th extension agreement of the Propane Network Agreement is currently in force.
35.d.3) Incentive Programs for the Production of Conventional Hydrocarbons
•
    Provincial Stimulus Program – Province of Mendoza
On December 4, 2020, by Law No. 9,279, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons” (“Program I”), which seeks to promote the development, reactivation and increase of hydrocarbon activity. Program I will reimburse its beneficiaries, by means of tax credit certificates, any expenditures which, up to the authorizations limit specified in the regulation, are made in projects for the deployment of new wells, and/or the reactivation of existing ones, which as of the date of the Law was published, were inactive. These tax credit certificates may be used to pay the turnover tax and royalties.
On July 7, 2021, by Law No. 9,330, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons II” (“Program II”) with the same purpose and modality as Program I, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2025, which may be extended for a term of

3
years.
On December 31, 2021, by Law No. 9,364, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons III” (“Program III”) with the same purpose and modality as Programs I and II, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2026, which may be extended for a term of
3
years.
•
Provincial Stimulus Program - Province of Neuquén
By Decree No. 913/2021, the Province of Neuquén ordered the creation of the “Provincial Hydrocarbon Reactivation Program” for the promotion of investment and the increase in conventional hydrocarbon production. The program contemplates a financial incentive for investments through the granting of tax benefits, by obtaining a non-transferrable tax credit certificate for up to 50% of the amount of the approved investment, which may be used until December 31, 2026 for the payment of the turnover tax, once the investments made have been certified.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

•	Provincial Stimulus Program – Province of Río Negro
By Decree No. 513/2021, the Province of Río Negro partially regulated Law No. 5,490, which established the Regulatory Framework for the promotion of hydrocarbon production through the recovery of low-producing and inactive wells. Such Regulatory Framework has the following purposes: (a) increasing hydrocarbon reserves; (b) optimizing hydrocarbon production levels; (c) increasing employment; (d) increasing public revenues; (e) boosting investment, and (f) prioritizing the hiring of provincial labor, providers and services. Beneficiaries subject to the Regulatory Framework may have the following benefits, to be determined by the enforcement authority considering the proposed and approved recovery plan: (a) reduction of the royalty rate applicable to incremental production; (b) exemption from, or reduction of exploitation royalties; and (c) tax benefits in the turnover tax in relation to incremental production.

•	Provincial Stimulus Program – Province of Chubut
By Decree No. 278/2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment. The Program contemplates a reduction in royalty rates applicable to incremental production.
35.d.4) Investment Promotion Regime for the Exploitation of Hydrocarbons – Decree No. 929/2013
Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least

US$
1,000

million, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified by Law No. 27,007 and reduced to
US$

million).
The following are the main benefits for subjects subject to the Regime: i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the start-up of their respective projects, to freely sell to foreign markets
20% of

their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0%
export duty, should these be applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item, and iii) for periods where national production fails to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included in the Regime will be entitled to obtain, from fifth year following the approval and start-up of their respective projects—with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above—a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable.
35.e) Tax regulations
35.e.1) Income tax
Tax Reform Law No. 27,430, published in the BO on December 29, 2017, amended the Income Tax Law as follows:
- The general income tax rate was reduced from 35% for fiscal year 2017, to 30% for fiscal years 2018 and 2019, and to 25% from fiscal year 2020 onwards.
- Under the mentioned law, for income tax purposes, companies may choose to revalue their assets located in Argentina which generate taxable income. The special revaluation tax rate depends on the asset, being 8% for real estate not classified as inventories, 15% for real estate classified as inventories, 5% for shares, membership interests and equity interests owned by individuals, and 10% for other assets. Income generated by the revaluation is exempted under section 291 of the mentioned law and the additional tax generated by the revaluation is not deductible.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category, establishing a special tax of 4,562. This will allow a higher deduction of the depreciation of income tax revalued assets, and therefore will affect the recording of the deferred income tax. See Note 17.
Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds
55%, 30% and 15%,
for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 3, 2021, 2020 and 2019 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.
On December 23, 2019, Law No. 27,541 on Social Solidarity and Productive Reactivation was published in the BO, which introduced the following changes to the Income Tax Law:

- It suspended the income tax rate reduction from 30% to 25% until fiscal years beginning on January 1, 2021, included. Accordingly, although the gradual changes in the income tax rate were not applicable to the current tax calculation, the main accounting impact of the new regulations occurred in the calculation of deferred assets and tax liabilities. See Note 17.
- It modified the dividend withholding rate from 13% to 7% until fiscal years beginning on January 1, 2021 included.
- 1/6 of the positive or negative adjustment for inflation provided for under Title VI of the Income Tax Law, for the first and second fiscal years beginning in January 2019, was recorded in such fiscal year, and the remaining 5/6 in equal parts over the immediately following five fiscal years.
On June 16, 2021 Law No. 27,630 was published in the BO, introducing the following amendments to the Income Tax Law:
- The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.
- The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.
35.e.2) Personal assets tax – Substitute taxpayer
Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.
35.e.3) Fuels tax
Following the introduction of market prices for petroleum products related to the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based o regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Later, under Law No. 27,430 published in the BO in December 2017, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI provided by the INDEC.
35.e.4) Regime for the regularization of taxes
On August 26, 2020, Law No. 27,562 (the “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework”) was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized enterprises (MSMEs) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previoulsy comply with the requirement to repatriate al teast
30%
of those assets within 60 days from the date they adhered to the regime (including shareholders holding al least 30% of the capital stock).
The regime allowed to include obligations past due as of July 31, 2020 and established a cash discount or plans from
 48 to 120 instalments, depending on the type of debt and taxpayer, subject to a 2%
fixed monthly interest rate in the first 6 instalments and Dablar rate in pesos at private banks from the seventh instalment.
Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.
On November 11, 2021, Law No. 27,653 (the “Tax Relief Law to Strengthen the Recovery of Economic and Social Activities Affected by the COVID-19 Pandemic”) was published in the BO, which (i) it extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562, extending its deadlines and further covering obligations past due as of August, 31, 2021, included; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity, interest in excess of 40% of the principal oustanding amount were written off and payment in plans of up to 72 instalments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled such tax debt, established under Law No. 27,541.
In addition, General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, included.
35.f) Customs regulations
35.f.1) Export duties
Hydrocarbons
Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were restablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.
On May 19, 2020, Decree No. 488/2020 was published in the BO effective until December 31, 2021, establishing a floating rate for hydrocarbon export duties ranging from
0% (where the Brent price is equal to or below 45 US$/ bbl) to 8% (where the Bret price is equal to or above 60
US$/ bbl). It was efefctive until December 2021.
On December 31, 2020, Decree No. 1,060/2020 was published in the BO effective until December 31, 2022, establishing a 4.5%
export duty rate on goods included in Chapter 29 of the MERCOSUR Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.
Agricultural products
On March 4, 2020, Decree No. 230/2020 was published in the BO, which increased the export tax on soybean and soybean products to 33%
(maximum tax rate allowed under Law No. 27,541), among other changes. Export taxes on wheat, corn and sorghum remained at
 12%
.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Despite certain rate reductions in fiscal year 2020, export duties on soybean and soybean products, such as soybean oil and flour, are fixed at 33% and 31%,
respectively, from January 2021.
Import licenses
On July 5, 2017, the Ministry of Productive Development published Resolution No. E 523/2017, establishing an automatic and non-automatic import licensing regime for goods classified under all NCM tariff headings and intended for definitive entry for consumption. Besides, it determined that NCM tariff headings listed in Annexes II to XIV of the said resolution are subject to non-automatic import licensing.
On March 10, 2021, by Resolution No. 5/2021 issued by the Undersecretariat of Trade Policy and Management, Annex XII was amended, whereby several goods, including diesel, are now subject to the automatic import licensing system.
35.g) BCRA Regulations
The regulations issued by the BCRA that are most relevant to the Group are described below:
Communication “A” 7,030
On May 28, 2020, the BCRA established that for a financial institution to give a client access to the Sole and Free Exchange Market (“MULC”) for the payment of imports of goods and services, payments of principal and interest of offshore debts, and payment of dividends and profits, among other things, BCRA’s prior approval is required, or else a sworn statement must be received from the client, which the financial entities shall check for consistency with the data existing in the online system established by the BCRA, with respect to the fulfillment of the following requirements:

-	The client’s total holdings in foreign currency are deposited in a local bank account and it does not have available foreign liquid assets; and

-
The client agrees to settle through the official market, within 5 business days after they are made available, any proceeds received from abroad from the collection of loans granted to third parties, collection of a time deposit, and collection of the sales price of any other asset, provided such asset shall have been acquired, or the deposit made, or the loan granted after May 28, 2020.

In addition, it establishes that the BCRA’s prior approval is required to access the MULC for the following purposes (a) making advance payments of imports of goods or the repayment of principal of debts for the import of goods, and (b) repayment of principal of offshore debts where the creditor is a related party of the debtor. Originally, this requirement expired on June 30, 2020, but it was repeatedly deferred and Communication “A” 7,151, dated May 29, 2020, extended the term until and including December 31, 2020.
Communication “A” 7,106
On September 15, 2020, the BCRA established that private sector companies with scheduled principal maturities between October 15, 2020 and March 31, 2021 pursuant to debts with an offshore creditor, other than a related party, may access the MULC if they file with the BCRA a refinancing plan that meets the following criteria: (i) the net amount for which the exchange market will be accessed in the original terms will not exceed
 40% of the principal amount becoming due, and (ii) the remaining principal must be refinanced with a new offshore debt with an average life of at least 2 years. The foregoing shall not apply to debts with international organizations or associated agencies thereof or secured by them, nor to loans granted to the debtor by official credit agencies or secured by them; or when the amount for which access to the foreign exchange market is requested for repayment of principal under such debt does not exceed the amount of US$ 1 million per calendar month. See Note
4.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Communication “A” 7,133
On October 9, 2020, the BCRA established that a debtor may access the MULC to repay principal above the

40
%
threshold set out under Communication “A” 7,106, to the extent such debtor settles currency in the MULC as from October 9, 2020 in an amount equal to or higher than the excess over such 40% on account of (a) offshore debts, (b) issuance of debt securities publicly registered abroad or, (c) issuances of debt securities publicly registered in Argentina denominated in foreign currency, that meet the conditions set forth in the exchange regulation applicable to these issuances.
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
Communication “A” 7,196
On January 6, 2021, the BCRA authorized the application of foreign currency proceeds from exports of goods and services to the repayment of principal and interest of publicly registered debt securities issuances as of January 7, 2021, to the extent that:

-	Such issuance is made under (a) an exchange of debt securities, or (b) the refinancing of foreign financial debt whose final maturity is scheduled between March 31, 2021 and December 31, 2022;

-	Considering the transaction as a whole, the average life of the new debt is at least 18 longer than the maturities being refinanced.
It also established that proceeds from debtor’s exports of goods and services may be deposited in foreign and/or Argentine accounts in order to guarantee the payment of maturities of the new foreign debts provided for in item 1 of Communication “A” 7,123 and that shall have entered the exchange market and been settled through it as from January 7, 2021. This option will be available until the amount in the account reaches

125
%
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
In addition, the issuance of debt securities denominated in foreign currency issued as of January 7, 2021, to refinance pre-existing debts shall be considered, for purposes of accessing the exchange market for payments of principal and interest on such securities, to have complied with the requirement of settlement in foreign currency for an amount equal to: a) the refinanced principal amount, b) the interest accrued until the refinancing date and, c) to the extent the new debt securities do not schedule principal maturities before 2023, an amount equivalent to the interest that would accrue until December 31,
2022.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Communication “A” 7,230
On February 25, 2021, the BCRA extended the term of application of the provisions provided by Communication “A” 7,106 to a new period, between April 1, 2021 and December 31, 2021, and established new deadlines for submitting refinancing plans. Some exceptions were added to debt reached by this requirement when it relates to capital maturities of less than US$

2

million per month, or debts incurred as of January 1, 2020 (a) whose funds have been entered and settled; or (b) that constitute refinancing after said date, to the extent that the refinancing has allowed reaching the parameters required under the refinancing plan and (c) the remaining portion of maturities of operations that were completed to comply with the refinancing plan, complying with its conditions.
Communication “A” 7,416
On December 9, 2021, the BCRA, among other things, extended the validity of Communication “A” 7,106. Thus, private sector companies with repayments of principal maturing between January 1, 2022 and June 30, 2022 corresponding to financial debts with foreign creditors, other than related parties, may access the MULC only if they file with the BCRA a refinancing plan that meets the following criteria: (a) the net amount for which the exchange market will be accessed in the original terms shall not exceed
 40%
of the principal amount falling due, and (b) the remaining principal amount must be refinanced with a new foreign debt with an average life of al least
 2
years. The foregoing shall not apply to debts to international organizations or their associated agencies, or secured by them, to loans granted to the debtor by government credit agencies, or secured by them, to debts originated on or after January 1, 2020 whose proceeds have been deposited and settled in the foreign exchange market; to indebtedness that constitute refinancing of principal maturing after January 1, 2020, or the remaining portion of matured principal already refinanced (to the extent that the refinancing requirements are meet as described in paragraph 3.17.3), or the amount that would be settled in the foreign exchange market to repay principal of such financial debts where not in excess of US$
 2
million per calendar month. See Note 4.
35.h) CNV Regulatory Framework
General Resolution No. 873
On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

-	For information to be filed on a quarterly basis:
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
ii) consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

-	Section 12 of Chapter II, Title IV of the Rules (N.T. 2013 as amended) was repealed.

-	Information required in Exhibits may be disclosed in Notes.
Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the Notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment
Exhibit B – Intangible assets	Note 7 Intangible assets
Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures
Exhibit D – Other investments	Note 6 Financial instruments by category Note 14 Investments in financial assets
Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 7 Intangible assets Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 25 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 38 Assets and liabilities in currencies other than the Peso

General	Resolution No. 622
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
Moreover, in accordance with the amendment to the CNV rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 c of Title VII, Chapter II, of the CNV rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2021, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 46. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 c of the aforementioned regulations.
General Resolution No. 629
Due to General Resolution No. 629, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.
-	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.
-	Custodia Archivos del Comahue S.A. – Parque Industrial Este, Block N Plot 2 – Capital of Neuquén, Province of Neuquen.
Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV rules.

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2021, 2020 and 2019 and transactions with the mentioned parties for the years ended on such dates.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES ( c ont.)

	2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	19	1,146	—	884	—
MEGA	—	4,397	—	572	—
Refinor	—	1,949	—	64	—
Bizoy S.A.	—	—	—	—	—
YPF EE	385	1,277	803	3,375	74
Petrofaro S.A.	—	—	—	—	—
OLCLP	31	—	—	164	—
Sustentator S.A.	—	—	—	5	—

	435	8,769	803	5,064	74

Associates:
CDS	—	1	—	—	—
YPF Gas	114	749	—	220	—
Oldelval	—	2	—	366	—
Termap	—	—	—	139	—
OTA	14	—	—	11	—
OTC	—	—	—	—	—
GPA	—	—	—	310	—
Oiltanking	—	1	—	209	—
Gas Austral S.A.	—	42	—	—	—

	128	795	—	1,255	—

	563	9,564	803	6,319	74

	2020
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	12	641	—	484	—
MEGA	—	2,650	—	261	—
Refinor	—	577	—	75	—
Bizoy S.A.	—	—	—	—	—
YPF EE	389	794	—	2,504	56
Petrofaro S.A.	—	—	—	—	—
OLCLP	79	7	—	168	—
Sustentator S.A.	—	—	—	2	—

	480	4,669	—	3,494	56

Associates:
CDS	—	144	—	10	—
YPF Gas	51	322	—	180	—
Oldelval	—	1	—	450	—
Termap	—	—	—	182	—
OTA	12	—	—	9	—
OTC	8	—	—	—	—
GPA	—	—	—	25	—
Oiltanking	—	1	—	304	—
Gas Austral S.A.	—	23	—	1	—

	71	491	—	1,161	—

	551	5,160	—	4,655	56

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES ( c ont.)

	2019
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current

Joint Ventures:
Profertil	12	587	—	114	—
MEGA	—	2,995	—	350	—
Refinor	—	956	—	123	—
Bizoy S.A.	—	17	—	—	—
YPF EE	296	2,278	—	2,183	679
Petrofaro S.A.	—	6	—	—	—
OLCLP	56	59	—	70	—
Sustentator S.A.	—	—	—	—	—

	364	6,898	—	2,840	679

Associates:
CDS	—	1,063	—	—	—
YPF Gas	90	317	—	73	—
Oldelval	—	77	—	401	—
Termap	—	—	—	182	—
OTA	9	—	—	14	—
OTC	4	—	—	—	—
GPA	—	—	—	99	—
Oiltanking	—	—	—	198	—
Gas Austral S.A.	—	12	—	1	—

	103	1,469	—	968	—

	467	8,367	—	3,808	679

	2021			2020			2019
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
Profertil	5,454	11,019	—	5,111	4,883	—	4,418	3,044	—
MEGA	18,974	1,298	—	12,408	2,281	—	10,672	1,854	—
Refinor	12,580	1,407	—	2,750	706	—	3,310	481	(16)
Y-GEN I	—	—	—	—	—	—	5	—	—
YPF EE	6,145	9,734	—	3,647	5,184	—	5,016	3,862	—
Petrofaro S.A.	—	—	—	—	—	—	9	23	—
OLCLP	95	774	—	115	571	—	66	316	—
Sustentator S.A.	—	18	—	—	4	—	—	—	—

	43,248	24,250	—	24,031	13,629	—	23,496	9,580	(16)

Associates:
CDS	390	—	(72)	838	8	8	1,955	1	—
YPF Gas	5,597	775	—	2,401	345	3	2,217	252	162
Oldelval	16	3,521	—	57	2,893	2	238	2,192	—
Termap	—	1,791	—	—	1,309	—	—	1,302	—
OTA	2	167	—	2	76	—	1	80	—
GPA	—	1,757	—	—	1,176	—	—	845	—
Oiltanking	7	2,368	—	5	1,542	—	3	1,350	—
Gas Austral S.A.	496	3	—	223	—	—	206	1	—

	6,508	10,382	(72)	3,526	7,349	13	4,620	6,023	162

	49,756	34,632	(72)	27,557	20,978	13	28,116	15,603	146

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES ( c ont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s customer and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2021	2020	2019	2021	2020	2019
SGE	(1) (20)	—	12,607	26,223	—	—	—
SGE	(2) (20)	1,610	3,330	3,416	3,696	3,992	5,684
SGE	(3) (20)	4,397	—	—	16,473	—	—
SGE	(4) (20)	472	228	155	837	234	657
SGE	(5) (20)	—	240	166	—	—	7
SGE	(6) (20)	188	625	475	—	150	475
SGE	(7) (20)	131	440	172	880	845	995
SGE	(8) (20)	6,775	6,126	4,417	—	—	361
Ministry of Transport	(9) (20)	918	2,802	2,056	6,373	4,515	5,923
Secretariat of Industry	(10)
	(20)	—	—	—	686	—	688
CAMMESA	(11)	12,779	7,098	627	56,633	26,054	6,650
CAMMESA	(12)	(1,173)	(983)	386	(8,063)	(5,678)	(3,778)
IEASA	(13)	8,970	5,998	5,041	11,924	10,992	11,994
IEASA	(14)	(7,866)	(2,640)	(505)	(3,429)	(1,650)	(462)
Aerolíneas Argentinas S.A.	(15)	2,618	6,009	5,033	12,340	4,641	16,036
Aerolíneas Argentinas S.A.	(16)	—	—	—	(133)	—	—
ANSES	(17)	—	—	—	—	1,539	—
Agua y Saneamientos Argentinos S.A.	(18)	1,754	—	—	3,121	—	—
Ministry of Work, Employment and Social Security and AFIP	(19)	—	—	—	230	—	—

(1)
Benefits for the Stimulus Program for the Additional Injection of Natural Gas corresponding to Resolution No. 1/2013 issued by the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

(2)	Benefits for the Resolution 46 Program. See Note 35.d.1).
(3)	Benefits for the GasAr Plan. See Note 35.d.1).
(4)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2).
(5)	Benefits for the Bottle-to Bottle Program. See Note 35.d.2).
(6)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(7)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(8)
Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. See Note 35.c.1).

(9)	The compensation for providing diesel to public transport of passengers at a differential price.
(10)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(11)	The provision of fuel oil, diesel and natural gas.
(12)	Purchases of energy. As of December 31, 2019, the Group had a credit balance for energy purchases.
(13)	Sales of natural gas, LNG and provision of regasification service of LNG in Escobar.
(14)	The purchase of natural gas and crude oil.
(15)	The provision of jet fuel.
(16)	The purchase of miles for the YPF Serviclub Program.
(17)	Income recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA.
(18)	Sale of assets held for disposal.
(19)	Income recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA.
(20)	Income recognized under the guidelines of IAS 20.
Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14, 15 and 21 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.
On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and Treasury Bills and Bonds, identified as investments in financial assets at amortized cost. See Note 14.
Besides, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36 .	BALANCES AND TRANSACTIONS WITH RELATED PARTIES ( c ont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.
In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.
During fiscal years 2021, 2020 and 2019, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 40,941, 14,962 and 21,595, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2021, 2020 and 2019 amounts to 3,004, 6,462 and 2,066, respectively.
The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Short-term employee benefits (1)	1,209	719	515
Share-based benefits	135	161	123
Post-retirement benefits	56	32	22
Termination benefits	154	242	—

	1,554	1,154	660

(1)	Does not include Social Security contributions of 257, 182 and 133 for the years ended December 31, 2021, 2020 and 2019, respectively.

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS
Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.
Retirement plan
The charges recognized under the Retirement Plan amounted to approximately 286, 211 and 133 for the years ended December 31, 2021, 2020 and 2019, respectively.
Objective performance bonus programs and performance evaluation programs
The amount charged to expense related to the programs described was 7,082, 4,231 and 3,790 for the years ended December 31, 2021, 2020 and 2019, respectively.
Share-based benefit plans
Consistent with share-based benefit plans approved in previous years, the Company’s Board of Directors:

•
at its meeting held on May 10, 2016, approved the creation of a new share-based benefit plan 2016-2019 effective for 3 years from July 1, 2016 (grant date), with similar characteristics to the previously implemented schemes.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36 .	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS ( c ont.)

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

•
at its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021 (grant date), with similar characteristics to the previously implemented schemes.

The amounts charged to expense in relation to the share-based plans, which are disclosed according to their nature, amounted to 342, 541 and 493 for the fiscal years ended December 31, 2021, 2020 and 2019, respectively.
During the fiscal years ended December 31, 2020 and 2019, the Company has repurchased 737,378 and 411,623 of its own shares issued for an amount of 550 and 280, respectively. As of December 31, 2021, the Company has not repurchased its own shares in connection with the benefit plans mentioned before. During the fiscal years ended December 31, 2021, 2020 and 2019, the Company has delivered to the beneficiaries of the plan 1,252,400, 769,312 and 609,910 shares, respectively, for purposes of compliance with the share-based benefit plans.
The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Acquisition cost of Treasury shares”, while the nominal value and its adjustment derived from the monetary restatement made under the prior accounting principles (Argentine Accounting Standards) have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.
Moreover, the 2019
–
2022 Plan was supplemented with an additional dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.
Besides, it was defined that the 2021 – 2024 Plan would be paid in cash, which was reported in liabilities in “Salaries and social security”, included in “Bonuses and incentives provision”. This liability is measured at fair value at the end of each period and charged to comprehensive income for the fiscal year. The change described in the conditions of the Plan does not have any significant effects.
Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2021, 2020 and 2019, is as follows:
Plan 2016 -

2019

	2021	2020	2019
Amount at the beginning of the fiscal year	—	—	183,080
- Granted	—	—	—
- Settled	—	—	(180,478)
- Expired	—	—	(2,602)

Amount at the end of the fiscal year (1)	—	—	—

Expense recognized during the fiscal year	—	—	21
Fair value of shares on grant date (in dollars)	—	—	16.99

(1)	The life of the plan in 2019 was 7 months.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS ( c ont.)

Plan 2017 - 2020

	2021	2020	2019
Amount at the beginning of the fiscal year	—	183,201	375,552
- Granted	—	—	—
- Settled	—	(179,160)	(182,445)
- Expired	—	(4,041)	(9,906)

Amount at the end of the fiscal year (1)	—	—	183,201

Expense recognized during the fiscal year	—	37	98
Fair value of shares on grant date (in dollars)	—	20.26	20.26

(1)	The life of the plan in 2020 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2019.
Plan 2018 - 2021

	2021	2020	2019
Amount at the beginning of the fiscal year	237,082	508,458	761,512
- Granted	—	—	—
- Settled	(230,254)	(246,457)	(246,987)
- Expired	(6,828)	(24,919)	(6,067)

Amount at the end of the fiscal year (1)	—	237,082	508,458

Expense recognized during the fiscal year	38	127	212
Fair value of shares on grant date (in dollars)	13.60	13.60	13.60

(1)	The life of the plan in 2021 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2020, and between 7 and 19 months as of December 31, 2019.
Plan 2019 - 2022

	2021	2020	2019
Amount at the beginning of the fiscal year	467,368	758,690	—
- Granted	—	—	758,690
- Settled	(182,510)	(246,236)	—
- Expired	(25,954)	(45,086)	—

Amount at the end of the fiscal year (1)	258,904	467,368	758,690

Expense recognized during the fiscal year	168	293	189
Fair value of shares on grant date (in dollars)	9.97	9.97	9.97

(1)	The average remaining life of the plan is 7 months as of December 31, 2021, between 7 and 19 months as of December 31, 2020 and between 7 and 31 months as of December 31, 2019.
Plan 2020 - 2023

	2021	2020	2019
Amount at the beginning of the fiscal year	774,150	—	—
- Granted	—	774,150	—
- Settled	(263,914)	—	—
- Expired	(40,457)	—	—

Amount at the end of the fiscal year (1)	469,779	774,150	—

Expense recognized during the fiscal year	180	108	—
Fair value of shares on grant date (in dollars)	4.75	4.75	—

(1)	The average remaining life of the plan is between 7 and 19 months as of December 31, 2021, and between 7 and 31 months as of December 31, 2020.
Plan 2021 - 2024

	2021	2020	2019
Amount at the beginning of the fiscal year	—	—	—
- Granted	1,252,400	—	—
- Settled	—	—	—
- Expired	—	—	—

Amount at the end of the fiscal year (1)	1,252,400	—	—

Expense recognized during the fiscal year	160	—	—
Fair value of shares on grant date (in dollars)	8.00	—	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2021.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

38.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	2021				2020				2019
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso	Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	27		102.52	2,771	27		83.95	2,233	1	59.69	60
Bolivian peso	7		14.73	103	7		12.06	84	14	8.58	119
Trade receivables
U.S. dollar	28		102.52	2,836	98		83.95	8,221	220	59.69	13,132
Investments in financial assets
U.S. dollar	25		102.52	2,534	—		—	—	—	—	—

Total non-current assets				8,244				10,538			13,311

Current assets
Other receivables
U.S. dollar	267		102.52	27,403	176		83.95	14,762	276	59.69	16,474
Euro	—		115.89	43	3		103.07	259	4	66.85	267
Real	13		18.39	239	—		—	—	—	—	—
Chilean peso	9,733		0.12	1,168	9,242		0.12	1,109	5,241	0.08	419
Yen	—		—	—	105		0.81	85	151	0.55	83
Bolivian peso	14		14.73	205	14		12.06	168	—	—	—
Pound sterling	—		138.54	—	1		114.22	143	—	—	—
Trade receivables
U.S. dollar	552		102.52	56,589	657		83.95	55,196	939	59.69	56,030
Chilean peso	11,825		0.12	1,419	7,108		0.12	853	17,221	0.08	1,378
Euro	—		115.89	1	—	(2)	103.07	2	—	—	—
Real	54		18.39	993	—	(2)	—	—	—	—	—
Investments in financial assets
U.S. dollar	342		102.52	35,063	118	(2)	83.95	9,882	140	59.69	8,370
Cash and cash equivalents
U.S. dollar	175		102.52	17,952	126	(2)	83.95	10,593	723	59.69	43,172
Chilean peso	1,017		0.12	122	608	(2)	0.12	73	1,685	0.08	135
Bolivian peso	7		14.73	105	—	(2)	12.06	—	10	8.58	90
Real	18		18.39	331	—	(2)	—	—	—	—	—

Total current assets				141,633				93,125			126,418

Total assets				149,877				103,663			139,729

Non-current liabilities
Provisions
U.S. dollar	2,315		102.72	237,848	1,991	(2)	84.15	167,542	2,020	59.89	120,968
Real	10		18.39	184	—	(2)	—	—	—	—	—
Lease liabilities
U.S. dollar	276		102.72	28,335	274	(2)	84.15	23,069	674	59.89	40,388
Loans
U.S. dollar	6,321		102.72	649,260	6,129	(2)	84.15	515,765	6,863	59.89	411,032
Real	23		18.39	423	—	(2)	—	—	—	—	—
Other liabilities
U.S. dollar	9		102.72	968	35	(2)	84.15	2,960	12	59.89	699
Accounts payable
U.S. dollar	4		102.72	399	3	(2)	84.15	275	6	59.89	359

Total non-current liabilities				917,417				709,611			573,446

Current liabilities
Provisions
U.S. dollar	120		102.72	12,360	40		84.15	3,367	59	59.89	3,555
Chilean peso	—		0.12	—	575		0.12	69	—	—	—
Income tax
Real	2		18.39	37	—		—	—	—	—	—
Taxes payable
Bolivian peso	21		14.76	316	—		—	—	—	—	—
Chilean peso	3,360		0.12	403	1,375		0.12	165	3,102	0.08	248
Real	10		18.39	184	—		—	—	—	—	—
Salaries and social security
U.S. dollar	10		102.72	990	9		84.15	731	7	59.89	406
Chilean peso	430		0.12	52	—		0.12	—	—	0.08	—
Real	1		18.39	18	—		—	—	—	—	—
Lease liabilities
U.S. dollar	266		102.72	27,277	263		84.15	22,093	357	59.89	21,384
Loans
U.S. dollar	698		102.72	71,674	1,436		84.15	120,839	1,229	59.89	73,599
Chilean peso	2,950		0.12	354	2,958		0.12	355	2,993	0.08	239
Real	51		18.39	938	—		—	—	—	—	—
Other liabilities
U.S. dollar	34		102.72	3,468	108		84.15	9,062	22	59.89	1,310
Accounts payable
U.S. dollar	846		102.72	86,878	831		84.15	69,942	1,181	59.89	70,711
Euro	20		116.37	2,280	17		103.53	1,770	16	67.23	1,053
Chilean peso	3,379		0.12	405	6,400		0.12	768	3,744	0.08	300
Bolivian peso	—		—	—	—		12.06	—	7	8.58	60
Yen	164		0.89	146	384		0.82	315	133	0.55	73
Pound sterling	1	(2)	138.54	80	—	(2)	113.81	25	—	—	—
Swiss franc	1	(2)	112.40	84	—		—	—	—	—	—
Real	42	(2)	18.39	777	—		—	—	—	—	—

Total current liabilities				208,721				229,501			172,938

Total liabilities				1,126,138				939,112			746,384

(1)	Exchange rate in force at December 31, 2021, 2020 and 2019 according to BNA.
(2)	Registered value less than 1.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

39.	SUBSEQUENT EVENTS
Loans
On

January
27
,
2022
, YPF executed an international syndicated loan agreement with Corporación Andina de Fomento (“CAF”) for an amount of up to
US$

 million, to be disbursed from the date of loan execution to March
31
,
2022
, repayable on a semi-annual basis with final maturity on
December 30, 2024
. The loan is divided into Tranche A, for an amount of US$
37.5
 million funded by CAF, and Tranche B, for an amount of US$
262.5
 million funded by international entities.
Transportadora de Gas del Norte S.A. (“TGN”)
On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal was favorably resolved. On that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeal, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeal, and a complaint appeal was filed in relation to this last aspect. See Note 16.a.1).
Issues related to Maxus Entities - Claim of the Liquidating Trust
On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against YPF, the other companies of the Group that are part of the Claim and Repsol. The Liquidating Trust’s motion does not request the entry of a monetary judgment at this time, acknowledging that certain issues will be resolved at trial. The deadline for YPF, together with the other companies of the Group that are part of the Claim, and Repsol to file their own motions for summary judgment is April 27, 2022. It is currently expected that any decision on the summary judgement motions would be rendered in June 2022, at the earliest. See Note 32.a.4).
Dispute over the cost deduction for hydrocarbon well abandonment
The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,653, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on March 30, 2022, adhered to the aforementioned plan for fiscal years 2014 to 2017 for 2,374, thus putting an end to the controversy corresponding to those periods. See Note 16.a.5).
Petersen Energĺa Inversora, S.A.U. and Petersen Energĺa, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)
On April 14, 2022, plaintiffs and defendants filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argue that the Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic, and claim total damages of US$ 15.9 billion, comprised of US$ 8.4 billion in direct damages and US$ 7.5 billion in ancillary claims and pre-judgment interest through September 24, 2021. Plaintiffs also purport to reserve the right to seek higher damages at trial if summary judgment is denied, which could substantially increase the damages claimed. In their opening briefs, YPF and the Republic each argues that it has no liability and owes no damages to plaintiffs, and that the Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. (See Note 33.b.2) for a description of the damages expert report submitted by YPF and the Republic on December 3, 2021, which disputes the assumptions and methodology on which plaintiffs’ damages calculations are based as not supported by the facts or applicable law). The parties will file opposition briefs on or before May 26, 2022 and reply briefs on or before June 23, 2022. Once the parties’ reply briefs are filed, and following any oral argument ordered by the Court, the summary judgment motions will be fully submitted for decision by the Court.
As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2021, or their description in Notes to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.
The consolidated financial statements as of December 31, 2021, presented for regulatory purposes before the CNV, were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2022, and will be considered at the next Shareholders’ Meeting. These consolidated financial statements, which comprise those presented before the CNV on March 3, 2022, and an update of Note 39 - Subsequent events” and the inclusion of Note 40 - “Supplemental information on oil and gas producing activities (unaudited)”, have been approved by Management on April 20, 2022.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010.
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
Information on net proved reserves as of December 31, 2021, 2020 and 2019 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932. Accordingly, crude oil prices used to determine reserves were calculated each month for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2021, the Company considered, according to the SEC’s rules and FASB’s ASC 932 rules, the unweighted average price of crude oil of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2021, which refers to the Brent oil prices adjusted by each different quality produced by the Company.
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
Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Group excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as royalties under local regulations. The same methodology is followed in reporting our production amounts.
Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of natural gas liquids.
Technology used in establishing proved reserves additions in 2021
YPF’s estimated proved reserves as of December 31, 2021 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Reserves sensitivity
The impact of negative future fluctuations of oil and gas prices, and operating costs, in the estimated proved reserves, may be captured through a reserves sensitivity estimate.
Assuming all other factors remain constant, if commodity reference prices for crude oil used in our year-end reserve estimates were decreased by
 10%,
our total proved reserves as of December 31, 2021 would decrease by approximately

1
%.
If natural gas prices used in our year-end reserve estimates decreased by
 10%,
our total proved reserves as of December 31, 2021 would decrease by approximately
 1%.
Furthermore, assuming all other factors remain constant, if costs used in our year-end reserve estimates increased by
 10%
for crude oil and natural gas, our total proved reserves as of December 31, 2021 would decrease by approximately

2
%.
However, if we combine the three mentioned effects, our total proved reserves as of December 31, 2021 would decrease by approximately
 5%.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in YPF’s estimated net proved reserves
The table below sets forth information regarding changes in YPF’s net proved reserves for the year ended as of December 31, 2021, 2020 and 2019, by hydrocarbon product:

	For the year ended December 31,
	(millions of barrels)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil and condensate
Consolidated entities

As of January 1,	483	-	483	613	-	613	582	-	582
Developed	229	-	229	301	-	301	339	-	339
Undeveloped	254	-	254	312	-	312	243	-	243
Revisions of previous estimates (1)	161	-	161	(92)	-	(92)	21	*	21
Extensions and discoveries	76	-	76	47	-	47	86	-	86
Improved recovery	*	-	*	*	-	*	8	-	8
Purchase of minerals in place	*	-	*	-	-	-	-	-	-
Sale of minerals in place	-	-	-	(9)	-	(9)	(1)	-	(1)
Production for the year (2)	(77)	-	(77)	(76)	-	(76)	(83)	*	(83)

As of December 31, (3)	643	-	643	483	-	483	613	-	613
Developed	322	-	322	229	-	229	301	-	301
Undeveloped	321	-	321	254	-	254	312	-	312
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil and condensate
Consolidated and Equity-accounted entities
As of January 1,
Developed	229	-	229	301	-	301	339	-	339
Undeveloped	254	-	254	312	-	312	243	-	243

Total	483	-	483	613	-	613	582	-	582
As of December 31,
Developed	322	-	322	229	-	229	301	-	301
Undeveloped	321	-	321	254	-	254	312	-	312

Total	643	-	643	483	-	483	613	-	613
* Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)
Crude oil production for the years ended on December 31, 2021, 2020 and 2019 includes an estimated of 11, 11 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved crude oil reserves of consolidated entities for the years ended on December 31, 2021, 2020 and 2019 include an estimated of 92, 70 and 88 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas liquids
Consolidated entities
As of January 1,	63	-	63	60	-	60	56	-	56
Developed	32	-	32	38	-	38	41	-	41
Undeveloped	31	-	31	22	-	22	15	-	15
Revisions of previous estimates (1)	(5)	-	(5)	8	-	8	4	-	4
Extensions and discoveries	19	-	19	9	-	9	14	-	14
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	(1)	-	(1)	-	-	-
Production for the year (2)	(13)	-	(13)	(13)	-	(13)	(14)	-	(14)

As of December 31, (3)	64	-	64	63	-	63	60	-	60
Developed	34	-	34	32	-	32	38	-	38
Undeveloped	30	-	30	31	-	31	22	-	22
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas liquids
Consolidated and Equity- accounted entities
As of January 1,
Developed	32	-	32	38	-	38	41	-	41
Undeveloped	31	-	31	22	-	22	15	-	15

Total	63	-	63	60	-	60	56	-	56
As of December 31,
Developed	34	-	34	32	-	32	38	-	38
Undeveloped	30	-	30	31	-	31	22	-	22

Total	64	-	64	63	-	63	60	-	60

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)
Natural gas liquids production for the years ended on December 31, 2021, 2020 and 2019 includes an estimated of 1, 1 and 1 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas liquids reserves of consolidated entities for the years ended on December 31, 2021, 2020 and 2019 include an estimated of 8, 7 and 6 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas
Consolidated entities
As of January 1,	2,110	-	2,110	2,241	-	2,241	2,481	-	2,481
Developed	1,486	-	1,486	1,743	-	1,743	1,915	-	1,915
Undeveloped	624	-	624	498	-	498	566	-	566
Revisions of previous estimates (1)	347	-	347	136	-	136	(104)	-	(104)
Extensions and discoveries	450	-	450	199	-	199	384	-	384
Improved recovery	*	-	*	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	(6)	-	(6)	(8)	-	(8)
Production for the year (2)	(460)	-	(460)	(460)	-	(460)	(512)	-	(512)

As of December 31, (3) (4)	2,447	-	2,447	2,110	-	2,110	2,241	-	2,241
Developed	1,676	-	1,676	1,486	-	1,486	1,743	-	1,743
Undeveloped	771	-	771	624	-	624	498	-	498
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas
Consolidated and Equity-accounted entities
As of January 1,
Developed	1,486	-	1,486	1,743	-	1,743	1,915	-	1,915
Undeveloped	624	-	624	498	-	498	566	-	566

Total	2,110	-	2,110	2,241	-	2,241	2,481	-	2,481
As of December 31,
Developed	1,676	-	1,676	1,486	-	1,486	1,743	-	1,743
Undeveloped	771	-	771	624	-	624	498	-	498

Total	2,447	-	2,447	2,110	-	2,110	2,241	-	2,241
* Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)
Natural gas production for the years ended on December 31, 2021, 2020 and 2019 includes an estimated of 53, 53 and 60 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2021, 2020 and 2019 include an estimated of 288, 245 and 259 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2021, 2020 and 2019 include an estimated of 337, 290 and 321 bcf, respectively, which is consumed as fuel at the field.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31, (millions of barrels of oil equivalent)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil equivalent (1)
Consolidated entities
As of January 1,	922	-	922	1,073	-	1,073	1,080	-	1.,08 0
Developed	526	-	526	650	-	650	722	-	722
Undeveloped	396	-	396	423	-	423	358	-	358
Revisions of previous estimates (2)	216	*	216	(61)	*	(61)	7	*	7
Extensions and discoveries	176	-	176	92	-	92	169	-	169
Improved recovery	*	-	*	-	-	-	8	-	8
Purchase of minerals in place	*	-	*	-	-	-	-	-	-
Sale of minerals in place	-	-	-	(11)	-	(11)	(3)	-	(3)
Production for the year (3)	(171)	*	(171)	(171)	*	(171)	(188)	*	(188)

As of December 31, (4)	1,143	-	1,143	922	-	922	1,073	-	1,073
Developed	655	-	655	526	-	526	650	-	650
Undeveloped	488	-	488	396	-	396	423	-	423
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (2)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (3)	-	-	-	-	-	-	-	-	-

As of December 31, (4)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31, (millions of barrels of oil equivalent)
	2021			2020			2019
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil equivalent
Consolidated and Equity-accounted entities
As of January 1,
Developed	526	-	526	650	-	650	722	-	722
Undeveloped	396	-	396	423	-	423	358	-	358

Total	922	-	922	1,073	-	1,073	1,080	-	1,080
As of December 31,
Developed	655	-	655	526	-	526	650	-	650
Undeveloped	488	-	488	396	-	396	423	-	423

Total	1,143	-	1,143	922	-	922	1,073	-	1,073
*Not material (less than 1).

(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)
Revisions in estimates of reserves are performed at least once a year. Revisions of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.

(3)
Barrel of oil equivalent production of consolidated entities for the years ended on December 31, 2021, 2020 and 2019 includes an estimated of 22, 22 and 24 mmboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved oil equivalent reserves of consolidated entities for the years ended on December 31, 2021, 2020 and 2019 include an estimated of 151, 120 and 140 mmboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

The paragraphs below explain in further detail the most significant changes in our proved reserves during the years 2021, 2020 and 2019.
Changes in YPF’s estimated proved reserves during 2021
Extensions and discoveries
As a result of
well
s
drilled and put on production in unproved reserves and resources areas, approximately
27 mmboe of proved developed reserves were added (3 mmbbl of crude oil, 3 mmbbl of NGL and 116 bcf of natural gas), and 148 mmboe of proved undeveloped reserves (334 bcf of natural and gas, 16 mmbbl of NGL and 73 mmbbl of crude oil) were added, mainly due to shale oil and gas projects in the Vaca Muerta formation.
Both

proved undeveloped reserves additions and proved developed reserves contributions are related to unconventional areas in the Neuquina basin.
Improved recovery
No

significant proved reserves volumes were added as a net result of secondary and tertiary recovery projects. A total of approximately 5 mmboe of proved reserves from the Golfo San Jorge basin were added, mainly due to new projects of polymer injection and positive production of tertiary recovery response.
Sales and acquisitions
As

a net result of sales and acquisitions, addition volumes were not material during 2021.
Revisions of previous estimates
During
2021 the Company’s proved reserves were revised upwards by 217 mmboe (an increase of 161 mmbbl of crude oil, a decrease of 6 mmbbl of NGL and an increase of 347 bcf of natural gas).
The main revisions of proved reserves have been due to the following:

•
Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 44 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina basin.

•
An increase of 186
mmboe of proved reserves as a result of the impact of higher average oil prices on incomes and fields economic limit, in conjunction with higher average prices due to Plan GasAr, as a secondary effect. Changes occurred mainly in mature fields with high operating costs.

•
A downwards revision of 17
mmboe resulted from existing projects in the Neuquina basin and Austral basin due to changes in the development strategy in certain areas and the production performance, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in YPF’s estimated proved reserves during 2020
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
Revisions of previous estimates
During

2020
, the Company’s proved reserves were revised downwards by
61
mmboe
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
– A deduction of 61 mmboe of proved reserves as a result of lower average oil prices and its impact on incomes, and on fields economic limit, partially offset by higher average prices due to Plan Gas IV incentive. Changes occurred mainly in fields of the Golfo San Jorge and Neuquina basins.
– A change in our development strategy in certain areas, including cancelled or deferred schedules, resulted in a downwards revision of 37 mmboe from previous projects, mainly from the Neuquina basin.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in YPF’s estimated proved reserves during 2019
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
The main revisions to proved reserves have been due to the following:
– A deduction of 10 mmboe of proved reserves as a result of lower average oil and gas prices jointly with lower operating costs in 2019, its impact on incomes, and on fields economic limit. Changes occurred mainly in fields of the Cuyana and Neuquina basins.
– Total liquids and gas production performance from existing wells was better than expected, resulting in an addition of approximately 33 mmboe to proved developed reserves, according to new reserves estimates, mainly in the Neuquina and Golfo San Jorge basins.
– A change in our development strategy in certain areas, which resulted in a downwards revision of 42 mmboe from previous projects, mainly from the Neuquina, Austral and Golfo San Jorge basins.
– A revision of Vaca Muerta development project at Loma Campana field, which resulted in an upward revision of 19 mmboe.
– The modification or cancellation of some primary and improved recovery oil projects development schedules, resulting in a 6 mmboe proved undeveloped reserves reduction, mainly in the Golfo San Jorge and Neuquina basins.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Capitalized costs
The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2021, 2020 and 2019:

	2021				2020			2019
Consolidated capitalized costs	Argentine	Other foreign	Worldwide		Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	4,904,375	-	4,904,375	(1)	3,889,483	3,052	3,892,535	2,693,690	2,033	2,695,723
Support equipment and facilities	168,749	-	168,749	(2)	113,563	-	113,563	80,012	-	80,012
Drilling and work in progress	199,964	-	199,964		159,614	-	159,614	142,122	-	142,122
Unproved oil and gas properties	22,628	-	22,628		20,044	-	20,044	30,012	-	30,012

Total capitalized costs	5,295,716	-	5,295,716		4,182,704	3,052	4,185,756	2,945,836	2,033	2,947,869
Accumulated depreciation and valuation allowances	(4,277,053)	-	(4,277,053)	(3)	(3,306,031)	(2,827)	(3,308,858)	(2,239,487)	(1,973)	(2,241,460)

Net capitalized costs	1,018,663	-	1,018,663		876,673	225	876,898	706,349	60	706,409

(1)	Includes 43,423 corresponding to Upstream wells related equipment contracts comprised in right-of-use assets.
(2)	Includes 27,770 corresponding to Upstream support equipment and facilities contracts comprised in righ-of-use assest.
(3)	Includes (39,315) corresponding to Accumulated Depreciation of all Upstream contracts of right-of-use assets.
There is no Group’s share in equity method investees’ capitalized costs during the years ended December 31, 2021, 2020 and 2019.
Costs incurred
The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2021, 2020 and 2019:

	2021				2020			2019
Consolidated costs incurred	Argentine	Other foreign	Worldwide		Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Acquisition of unproved properties	34	-	34		715	-	715	4,171	-	4,171
Acquisition of proved properties	-	-	-		-	-	-	-	-	-
Exploration costs	4,316	237	4,553		2,348	141	2,489	9,115	771	9,886
Development costs	189,992	-	189,992	(1)	61,441	-	61,441	132,289	-	132,289

Total costs incurred	194,342	237	194,579		64,504	141	64,645	145,575	771	146,346

(1)	Includes 11,875 corresponding to development cost related to Upstream contracts comprised in right-of-use assets.
There is no Group’s share in equity method investees’ costs incurred during the years ended December 31, 2021, 2020 and 2019.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

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

	2021			2020			2019
Consolidated results of operations	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Net sales to unaffiliated parties	4,678	-	4,678	2,419	6	2,425	1,949	120	2,069
Net intersegment sales	544,384	-	544,384	289,421	-	289,421	286,585	-	286,585

Total net revenues	549,062	-	549,062	291,840	6	291,846	288,534	120	288,654
Production costs	(282,235)	(220)	(282,455)	(193,166)	(165)	(193,331)	(164,562)	(242)	(164,804)
Exploration expenses	(2,303)	(191)	(2,494)	(5,688)	(169)	(5,857)	(6,045)	(734)	(6,779)
Depreciation of property, plant and equipment; intangible and right-of-use assets	(225,836)	(29)	(225,865)	(137,183)	(21)	(137,204)	(124,977)	(980)	(125,957)
Impairment of Property, plant and equipment	(11,258)	-	(11,258)	7,475	-	7,475	(40,561)	-	(40,561)
Other (1)	(30,648)	924	(29,724)	889	231	1,120	(6,569)	(56)	(6,625)

Pre-tax income (loss) from producing activities	(3,218)	484	(2,734)	(35,833)	(118)	(35,951)	(54,180)	(1,892)	(56,072)
Income tax expense / benefit	1,126	47	1,173	10,750	41	10,791	16,254	417	16,671

Results of oil and gas producing activities	(2,092)	531	(1,561)	(25,083)	(77)	(25,160)	(37,926)	(1,475)	(39,401)

(1)	Mainly includes lawsuits, result for sale of participation in areas and financial accretion for the hydrocarbon wells abandonment obligations, among others.
There is no Group’s share in equity method investees’ results of operations during the years ended December 31, 2021, 2020 and 2019.
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

The Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2021, which refers to the Brent prices adjusted by each different quality produced by the Company.
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
The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of $
102.62

per US$ 1.00 as of December 31, 2021.
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

	2021			2020			2019
Consolidated standardized measure of discounted future net cash flows	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Future cash inflows (1)	5,217,508	-	5,217,508	2,071,924	-	2,071,924	2,545,028	-	2,545,028
Future production costs	(2,309,885)	-	(2,309,885)	(1,128,613)	-	(1,128,613)	(1,333,468)	-	(1,333,468)
Future development costs	(919,196)	-	(919,196)	(644,714)	-	(644,714)	(482,015)	-	(482,015)
Future income tax expenses	(542,492)	-	(542,492)	(13,420)	-	(13,420)	(120,966)	-	(120,966)
10% annual discount for estimated timing of cash flows	(516,736)	-	(516,736)	(105,899)	-	(105,899)	(227,670)	-	(227,670)

Total standardized measure of discounted future net cash flows	929,199	-	929,199	179,278	-	179,278	380,909	-	380,909

(1)	For the years ended December 31, 2020 and 2019, future cash inflows are stated net of the effect of withholdings on exports until 2021 in accordance with Law No. 27,541.
There is no Group’s share in equity method investees’ standardized measure of discounted future net cash flows during the years ended December 31, 2021, 2020 and 2019.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

40. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in the standardized measure of discounted future net cash flows

The

following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Beginning of year	179,278	380,909	308,233
Sales and transfers, net of production costs	(87,203)	(176,237)	(197,278)
Net change in sales and transfer prices, net of future production costs	348,474	(401,237)	(239,226)
Changes in reserves and production rates (timing)	514,410	(26,428)	(26,496)
Net changes for extensions, discoveries and improved recovery	341,578	120,070	228,354
Net change due to purchases and sales of minerals in place	-	(19,624)	(1,152)
Changes in estimated future development and abandonment costs	(199,745)	(104,300)	(82,799)
Development costs incurred during the year that reduced future development costs	101,572	94,505	102,784
Accretion of discount	24,692	48,400	43,534
Net change in income taxes	(334,063)	106,148	66,705
Others (1)	40,206	157,072	178,250

End of year	929,199	179,278	380,909

(1)	Corresponds mainly to exchange differences arising from the translation of our cash flows in the functional currency to the presentation currency.
There is no Group’s share in equity method investees’ changes in the standardized measure of discounted future net cash flows during the years ended December 31, 2021, 2020 and 2019.