Form 20-F
period 2022-12-31
YPF SOCIEDAD ANONIMA
filed 2023-04-11
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

Commission file number:
1-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)
Paula Dutto
Tel:
(011-54-11)
5441-1760
E-mail:
paula.dutto@ypf.com
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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2022 was:

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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule
12b-2
of the Exchange Act:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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
Auditor Firm Id: 1088                         Auditor Name: Deloitte & Co. S.A.                    Auditor Location: City of Buenos Aires, Argentina

Presentation currency

Effective 2022, the Company changed its presentation currency from Argentine peso to U.S. dollar. The Company believes that this change of the presentation currency provides users of the financial statements with a better reflection of the Company’s business activities and enhances the comparability of the Company’s financial information to its peers. Accordingly, this is our first annual report in which financial information for the year ended December 31, 2022, and for all comparative preceding periods is stated in U.S. dollars.

Also, the U.S. dollar is the Company’s functional currency, that is, the currency of the primary economic environment in which the Company operates.

In accordance with the above, the presentation currency of the Audited Consolidated Financial Statements included in this annual report is the U.S. dollar. In addition, as required by Argentine regulations, we separately submit our Audited Consolidated Financial Statements expressed in Argentine pesos to the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”), which can be found at the CNV’s website, www.argentina.gob.ar/cnv. The consolidated financial statements presented in Argentine pesos are prepared by YPF for statutory, legal and regulatory purposes.

For more details, see Note 2.b.1) to the Audited Consolidated Financial Statements.

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report “YPF”, “the Company”, “we”, “our” and “us” refer to YPF Sociedad Anónima and its controlled companies (unless the context indicates otherwise) or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” and “YPF S.A.” refer to YPF Sociedad Anónima only. “Repsol” and “Repsol YPF” refer to Repsol S.A. (formerly named “Repsol YPF S.A.”), its affiliates and consolidated companies. In this annual report references to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars, and references to “peso”, “pesos” or “Ps.” are to Argentine pesos.

In this annual report references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated statements of financial position as of December 31, 2022, 2021 and 2020, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2022, 2021 and 2020 and Notes 1 to 38. References to “Supplemental information on oil and gas producing activities (unaudited)” are to the information presented in accordance with SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932 (extractive activities - Oil & Gas).

Unless otherwise indicated, the information contained in this annual report reflects for subsidiaries the 100% and for joint operations the consolidation line by line on the basis of the participation over the assets, liabilities and results for such subsidiaries and joint operations at the date or for the periods indicated. For information regarding consolidation, see Note 2.a) to the Audited Consolidated Financial Statements.

Certain monetary amounts (unaudited) and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-looking statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and our ability to satisfy our long-term sales commitments from future supplies available to us, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, WACC (weighted average cost of capital) investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, foreign exchange controls, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on our business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain our concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the U.S. Securities and Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) and any stock market, as applicable, in particular, those described in “Item 3. Key information—Risk factors” and “Item 5. Operating and financial review and prospects”. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

Oil & Gas terms

Oil and gas reserves definitions used in this annual report are in accordance with Regulations S-X and S-K, as amended by the SEC final rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08; December 31, 2008) and relevant guidance notes and letters issued by the SEC’s staff.

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

“Development”: The drilling, construction, and related activities following discovery that are necessary to begin production of crude oil and natural gas fields.

“Exploitation concession”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession, generally, has rights and responsibilities for the exploration, development, production and sale of hydrocarbons, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

“Exploration permit”: A permit that confers the exclusive right to carry out all the activities required for the search for hydrocarbons within the perimeter delimited by the permit and during the terms established by applicable laws and regulations. The holder of an exploration permit has the right to obtain an exclusive concession for the exploitation of hydrocarbons discovered in the perimeter delimited by the permit, in accordance with the regulations in force at the time the permit is granted.

“Field”: One or more reservoirs grouped by or related to the same general geologic structural feature or stratigraphic condition.

“Formation”: The fundamental unit of lithostratigraphy. A body of rock that is sufficiently distinctive and continuous that it can be mapped.

“Gas”: Natural gas.

“Hydrocarbons”: Crude oil, natural gas liquids and natural gas.

“Natural gas liquids”: Natural gas liquids (“NGLs”) are hydrocarbons, in the same family of molecules as natural gas and crude oil, composed exclusively of carbon and hydrogen. Production and reserves may include ethane, propane, butane, isobutane, and natural gasoline (pentanes plus) in different proportions depending on the field and processing plant.

“Net acreage”: YPF’s interest in the relevant exploration or production area.

“Surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 Fahrenheit degrees for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations

“bbl”	Barrels
“bbl/d”	Barrels per day
“bcf”	Billion cubic feet
“bcf/d”	Billion cubic feet per day
“bcm”	Billion cubic meters
“bcm/d”	Billion cubic meters per day
“boe”	Barrels of oil equivalent
“boe/d”	Barrels of oil equivalent per day
“cm”	Cubic meter
“cm/d”	Cubic meters per day
“dam[3]”	Cubic decameters (thousand cubic meters)
“GWh”	Gigawatt hours
“has”	Hectares
“HP”	Horsepower
“kg”	Kilograms
“km”	Kilometers
“km2”	Square kilometers
“liquids”	Crude oil, condensate and natural gas liquids
“LNG”	Liquefied natural gas
“LPG”	Liquefied petroleum gas
“mbbl”	Thousand barrels
“mbbl/d”	Thousand barrels per day
“mcf”	Thousand cubic feet
“mcf/d”	Thousand cubic feet per day
“mcm”	Thousand cubic meters
“mcm/d”	Thousand cubic meters per day
“mboe”	Thousand barrels of oil equivalent
“mboe/d”	Thousand barrels of oil equivalent per day
“mm”	Million
“mmbbl”	Million barrels
“mmbbl/d”	Million barrels per day
“mmboe”	Million barrels of oil equivalent
“mmboe/d”	Million barrels of oil equivalent per day
“mmBtu”	Million British thermal units
“mmcf”	Million cubic feet
“mmcf/d”	Million cubic feet per day
“mmcm”	Million cubic meters
“mmcm/d”	Million cubic meters per day
“mtn”	Thousand tons
“MW”	Megawatts
“mts”	Meters
“NGL”	Natural gas liquids
“psi”	Pound per square inch
“t/d”	Tons per day

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer statistics and expected timetable

Not applicable.

ITEM 3.	Key information

Risk factors

The risks and uncertainties described below are those known by us as of the date of this annual report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial may impair our business operations. The risks described below should be read together and in conjunction with the detailed discussions contained elsewhere in this annual report. Further background and measures that we use when assessing various risks are set out in the remaining sections of this annual report.

Risks relating to Argentina

The Argentine Republic owns 51% of the shares of YPF S.A.

The Argentine Republic owns 51% of the shares of YPF S.A. and, consequently, the Argentine government is able to decide all matters requiring approval by a majority of shareholders, including the election of the majority of the members of the YPF S.A.’s Board of Directors. We cannot assure you that decisions taken by our controlling shareholder would not differ from your interests as a shareholder (including the pricing policy of all our main products) and thus affect our operational decisions.

Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential and legislative elections are scheduled for October 2023. The result of presidential as well as legislative mid-term and full-term elections may lead to changes in government policies that impact upon YPF S.A. We cannot assure you whether such changes will occur or their timing, nor can we estimate the impact they may have on our business.

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

Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following: international demand and prices for Argentina’s commodity exports; competitiveness and efficiency of domestic industries and services; stability and competitiveness of the Argentine peso against foreign currencies; foreign and domestic investment and financing; level of foreign exchange reserves in the Central Bank of the Argentine Republic (“BCRA”) which may cause changes in currency values and exchange and capital control regulations (including to import equipment, service our cross border indebtedness and other necessities relevant for operations); high level of indebtedness; high interest rates; high levels of inflation generating wage and price controls; adverse external economic shocks; changes in economic or fiscal policies implemented by the Argentine government; labor disputes and work stoppages; the level of expenditure by the Argentine government and the ability to reach and sustain fiscal balance; the level of unemployment; political instability and social tensions, such as land-takings and claims in areas where we operate.

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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow in the future on a sustainable basis. If economic conditions in Argentina were to deteriorate, if inflation were to accelerate further, if Argentina is not able to refinance its debt, if federal fiscal balances remained negative affecting the Argentine government´s ability to access long term financing, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such events could adversely affect Argentina’s economic growth and in turn affect our business, financial condition and results of operations.

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

During 2020 the Argentine government engaged in negotiations with Argentina´s creditors to restore the sustainability of its public external debt resulting in the restructuring of approximately US$ 66.5 billion of its foreign currency global bonds issued under its 2005 indenture and 2016 indenture, exchanging such bonds for new bonds. During 2021 and 2022, Argentina held negotiations with the Paris Club, reaching different agreements mainly to differ payments. Finally, in October 2022 they agreed to reschedule 100% of the total amounts of principal and interest due by Argentina (estimated at US$ 1.9 billion) and reduce the applicable interest rates.

In addition, on January 28, 2022 the Argentine government reached an agreement with the International Monetary Fund (“IMF”), approved through Law No. 27,668, to renegotiate the principal maturities of the approximately US$ 44.0 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally planned for the years 2021, 2022 and 2023. On March 25, 2022, the IMF approved a 30-month extended arrangement under the Extended Fund Facility (“EFF”) for Argentina amounting approximately to US$ 44.0 billion. This agreement includes quarterly reviews to ensure compliance with the targets established for each review period to be met by the Argentine government.

Although as of the date of this annual report the macroeconomic conditions and targets agreed by Argentina with the IMF have been met (as confirmed in the reviews carried out by the IMF) we cannot guarantee that such conditions and targets will continue to be met in future quarters. We cannot assure that the conditions with the IMF will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the outcome of that negotiation on Argentina’s (and indirectly our) ability to access the international capital markets.

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

The Argentine economy has been and could be adversely affected by economic developments in other markets

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, increases in the interest rates in the United States and other developed countries, geopolitical tensions between the United States and a number of foreign countries, the conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC oil-producing nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades and a pandemic disease could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

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

We may be exposed to negative effects due to the geopolitical conflict between Russia and Ukraine

The geopolitical conflict between Russia and Ukraine started in February 2022 had and will probably continue to have a significant impact on prices of most commodities, especially in international crude oil and gas prices, greater levels of inflation in economies and interruptions in the supply chain in general, and particularly in the energy sector, which may consequently derive in difficulties to supply the local market.

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

We may be exposed to fluctuations in foreign exchange rates

The continued devaluation of the Argentine peso during the past years has had a negative impact on the economy and has also led to an increase in inflation, which in turn has a direct impact on real wages. In addition, our results of operations are exposed to currency fluctuations and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. As our revenues are mainly collected in Argentine pesos, we are exposed to Argentine peso/U.S. dollar exchange rate risk of Argentine peso-denominated trade receivables.

On the other hand, a substantial increase in the value of the Argentine peso against the U.S. dollar could adversely affect Argentina’s economic competitiveness. A significant real appreciation of the peso would adversely affect exports and reduce Argentina’s trade surplus or cause a trade deficit, which could have a negative effect on Gross Domestic Product (“GDP”) growth and employment.

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

We are subject to exchange and capital controls

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market to purchase foreign currencies and to transfer such currencies abroad. Those measures include restricting access to the Argentine foreign exchange market for the payment of dividends to non-residents stakeholders, restrictions on the acquisition of any foreign currency to be held as cash in Argentina, requiring exporters to repatriate and settle in Argentine pesos in the local exchange market, limitations on the transfer of securities into and from Argentina, establishing certain mandatory refinancing of debt maturities, the implementation of taxes on certain transactions involving the acquisition of foreign currency, among others.

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in currencies other than Argentine peso, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to pay imports and/or to service our outstanding liabilities denominated in currencies other than the Argentine peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources” and “Item 10. Additional information—Exchange regulations”.

Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs

As of December 31, 2022, 7% of our total debt is sensitive to changes in interest rates. Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our financial condition and results of operations. Furthermore, as the Company may refinance its debts at maturity, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. See Note 4 to the Audited Consolidated Financial Statements.

Interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in Argentina peso terms in the amount of the interest and principal payments in respect of such debt obligations. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Argentine peso may have a material adverse effect on our financial condition and results of operations.

Changes in Argentine tax laws and/or the implementation of new export duties, other taxes and import regulations could adversely affect our business

We cannot assure that the Argentine government will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations.

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

The Argentine government introduced changes in the corporate income tax rate and distribution of dividends tax rate in the last few years. We cannot assure you that the Argentine government or any of its political divisions will not adopt additional changes and reforms in the income tax rate, nor that these reforms and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations. See “Item 10. Additional information—Taxation”.

Risks relating to our business

Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations

Most of our revenues in Argentina are derived from sales of refined products (mainly, gasoline and diesel) and, to a lesser extent, natural gas. Our pricing policy for fuels considers several factors such as international and local crude oil prices, international refined products´ prices, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, local taxation, and domestic margins for our products, among others. Despite our expectation of substantially aligning our local prices with those of international markets over time, also pursuing a reasonable relationship between local crude oil and refined products´ prices, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect our ability to adjust the prices of our products) will not have an adverse impact on our ability to maintain such relation, as fluctuations in the value of the Argentine peso may continue in the foreseeable future, while volatility and uncertainty in international prices for oil and oil products will likely persist as they remain strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors, also potentially having an adverse effect on our export revenues. In addition, the significant oil production growth that has taken place on an aggregate basis in Argentina that has allowed Argentina to become a net exporter of crude oil once again, could potentially result in a more challenging and/or delayed adjustment of local prices of crude oil and refined products to international reference prices, particularly at times when international prices stand significantly higher than their respective historical averages.

If prices for our refined products do not match cost increases (including, but not limited to, local crude prices) or if the Argentine government freezes prices for our fuels, it could have a negative effect on our business, financial condition, results of operations and cash flows. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

Regarding natural gas market, the revenues we obtain from selling natural gas in Argentina to certain segments, particularly residential clients and generation plants are subject to government regulations and thus could be negatively affected by changing policies. In addition, we may face challenges in connection with the former and current incentive programs established by the Argentine government for the natural gas industry, which are subject to certain regulations and commitments (in terms of investments and production). Changes in regulations or any breach by us to our obligations under such incentive programs could affect our projections or profitability. See “Item 4. Information on the Company—Business organization—Gas and Power—Gas operations—The Argentine natural gas market”.

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

An outbreak of a disease may have material adverse consequences on our operations

An outbreak of a pandemic, disease or similar public health threat may have material adverse consequences for the global economy, could materially and adversely affect our business, financial condition and results of operations as was the case with COVID-19 pandemic. Some of the adverse effects could be: adverse impacts on financial markets; reduction in hydrocarbon products demand and, therefore, in our revenues, generating the reduction of our activity and investment levels in our oil and gas production fields and in our refining operations; significant drop in the international oil price, resulting from the combined effect of a sharp drop in demand as well as the failure of producers to orderly reduce supply; negatively affect Argentina’s economic environment; and substantial changes in companies and social behavior and its potential impact in the sale of fuels.

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

Our domestic operations are subject to extensive and changing regulation

The Argentine oil and gas industry is subject to changing governmental regulations and controls. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. We may face risks and challenges relating to government regulation and control of the energy sector, including laws, regulations and rules enacted by federal, provincial and local governments regarding the award of exploration permits and/or exploitation concessions, export controls, import restrictions (including those related to authorizations for the transfer of funds for foreign payments), investment requirements, taxation, price controls which may prevent the pass-through of increased costs, quality requirements for petroleum products, labor, hydraulic stimulation, drilling activities and other environmental aspects, among others.

The Argentine government has made certain changes in regulations and policies governing the energy sector in recent years to prioritize domestic demand at stable prices in order to sustain economic recovery. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons a national public interest and a priority for Argentina. See “Item 4. Information on the Company—History and development of YPF S.A.”.

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, financial condition and results of operations. See Note 35 to the Audited Consolidated Financial Statements.

Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms

Our ability to obtain credit and funds depends largely on capital markets and liquidity factors that we do not control, including those related to the cost of financing. Our ability to access credit and capital markets at acceptable terms may be restricted at times when we would like, or need, to access those markets, which could have an impact on our business, financial condition and investing activities.

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

In addition, we are regularly evaluated by the major credit rating agencies based on a number of factors, including our financial condition and factors affecting the oil and gas industry and macroeconomic conditions in general. Any downgrade in our credit rating or announcement that our credit rating is under review for possible downgrade could increase the cost associated with any additional indebtedness we incur.

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

We are and could be subject to import and export restrictions, which may cause us to declare force majeure under certain contracts

The Law No. 17,319, as amended by Law No. 27,007 (“Argentine Hydrocarbons Law”) allows hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. For natural gas, Law No. 24,076 and related regulations require that the needs of the domestic market be considered when granting natural gas firm export permits. Although at the date of this annual report there are no natural gas export restrictions in place affecting firm exports permits granted under Plan GasAr, in the past, the Argentine government took measures requiring us to divert part of our natural gas production away from exports to the domestic market restricting us from being able to meet our contractual gas export commitments in whole or in part, leading to disputes with our export clients and other service providers forcing us to declare force majeure under certain agreements.

Due to these past restrictions, we are unable to assure whether any future measures will be adopted that could negatively affect our ability to export natural gas, export or import crude oil and diesel or other products and, accordingly, our business, financial condition and results of operations.

Our reserves and production may decline

The rate of production from upstream fields generally declines as reserves are depleted. If we do not successfully conduct exploration and development activities or identify secondary or tertiary recovery upside through geological and engineering studies in our conventional fields, among others, our estimated proved reserves will decline as reserves are produced, and our business could experience reduced cash flow, resulting in an adverse effect on our results of operations.

We face certain challenges in order to replace our proved reserves with other categories of reserves. In addition, we expect that unconventional development will require to maintain high levels of investments in future years, principally in connection with the Vaca Muerta formation. The financial viability of these investments and development efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. These material risks are also inherent to the oil and gas industry.

We may not be able to replace our proved reserves with cost effective discovery, acquisition and development of new reserves, which could have a negative impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.

Our oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserves estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. These factors over which we have no control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest, among others.

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

Furthermore, water is an essential component of both the drilling and hydraulic fracturing processes. The Company regularly disposes of the fluids produced from oil and gas production operations. Increased regulation or limitations to the use of water for our operations, or increased scrutiny or limitations on the injection of produced water through injection wells, which could also result in increased litigation, could adversely affect our results of operations and financial condition. See “Item 8. Financial information—Legal proceedings” and “Item 4. Information on the Company—Sustainability”.

Climate change and energy transition could affect our business

Climate change challenges as well as the transition to a lower carbon economy will have an impact on YPF’s business and may involve risks related to changes in public policies, laws and regulations, markets, physical impact on properties, operations and technologies.

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

In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, focused on implementing policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change. During 2021, the Secretariat of Energy of the Ministry of Economy (“SE”) issued Resolution No. 1,036/2021 approving the Guidelines for an Energy Transition Plan for 2030, in order to comply with its new national decarbonization commitments. In addition, in November 2022, the Argentine government issued the “National Plan for Mitigation and Adaptation for Climate Change”. If additional requirements were adopted in Argentina, these requirements could add to our production costs (including compliance related costs such as for monitoring or reducing emissions) adversely impact our competitiveness and shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

During 2022, regulators (such as the SEC) have proposed new standards on sustainability and climate change-related disclosures. The ultimate scope and impact of such proposed rules on our business remain uncertain. However, compliance with such rules, if adopted, may result in additional legal, operational and administrative compliance costs.

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

In particular, we are party to proceedings (i) filed by the Maxus Energy Corporation Liquidating Trust in the Delaware Bankruptcy Court against us and certain of our subsidiaries and other entities, and (ii) filed by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P., former holders of YPF ADRs evidencing ADSs, in the Federal District Court for the Southern District of New York, against the Argentine Republic and us. If any of these proceedings were to be resolved adversely to us, we could be held liable for significant costs and losses and our financial condition and results of operations could be materially and adversely affected.

In addition, we may be subject to liabilities related to labor, commercial, civil, tax, criminal or environmental contingencies undisclosed to us when we acquire new businesses, in which case our business, financial condition and results of operations may be materially and adversely affected.

For additional information, see “Item 8. Financial information—Legal proceedings” and “Item 8. Financial information—Significant changes”.

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

Although we have adopted, and continue to adopt, what we believe are the appropriate measures to ensure the proper functioning of our digital technologies and operating systems, as well as to ensure that our customers’ information is protected, no assurance can be given that we will not be subject to any cyberattacks or system failures, which can adversely affect our business and results of operations. In addition, during 2022, we have registered an increase in attempted attacks and, like other companies in the industry, were exposed to malware infections, which did not result in a material negative impact on our operations. Additionally, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

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

Our derivative risk management activities could result in financial losses

We may enter into derivative financial instruments such us foreign exchange hedge and commodity hedge (oil and grains), among others, to mitigate market risks. Although we would only execute non speculative trades, we might be exposed to residual adverse fluctuations in the price of the assets underlying the derivative contracts, the derivatives might fail to provide perfect hedging for the nature of the risks or our counterparties might fail to perform their obligations, which could result in financial losses and adversely affect our business, financial condition and results of operations.

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

If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt

Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we may be in default of our obligations, which in turn would limit our capacity of borrowing. In the case of our Secured Notes due 2026, under certain conditions, holders may elect to accelerate payments, and if that is the case, we may lose access to the collateral underlying those obligations. In particular, these Secured Notes have a collateral associated with some of YPF’s exports. Therefore, any future restrictions on our ability to enter into such transactions, may result in a breach of the covenants under the Secured Notes. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder or any other adverse effect. However, if the corresponding waivers are not timely obtained in accordance with the terms of our credit agreements and indentures, our business, financial condition and results of operations could be adversely affected. For example, certain creditors may declare the principal and accrued interest on amounts owed to them as due and immediately payable, resulting in acceleration of other outstanding debt due to cross default provisions. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Covenants in our indebtedness” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”.

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

Risks relating to our Class D shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or forecasted financial and operating results, speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, the behavior of the local and international markets, variations in international and/or local crude oil prices, pandemic diseases, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or YPF S.A. Factors such as the above-mentioned have led and could lead to considerable volatility in the market price of our shares and ADSs. Additionally, sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder could decrease the trading price of our Class D shares and ADSs. We cannot assure you that factors that could affect the market price of our ordinary shares and ADSs will not have a material adverse effect on the trading values of our securities. See “Item 9. The offer and listing”.

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

Certain strategic transactions require the approval of the Argentine government (the sole holder of our Class A shares) or may entail a cash tender offer for all of our outstanding capital stock

Pursuant to our by-laws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including: (i) a merger; (ii) an acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital; (iii) the transfer to third parties of all the exploration and exploitation rights granted to YPF pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and exploitation activities; (iv) the voluntary dissolution of YPF S.A.; (v) the transfer of the legal or fiscal domicile of YPF S.A. to a country other than Argentina; and (vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. According to our by-laws, the transactions described in (iii) and (v) above also require the prior approval of the Argentine Congress. See “Item 10. Additional information—Certain provisions relating to acquisition of shares”.

Capital controls imposed by the Argentine government may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs

The Argentine government is empowered, for reasons of public emergency, to establish the system that will determine the exchange rate between the Argentine peso and foreign currency and to impose exchange regulations. Under current BCRA regulations, the transfer of funds abroad to pay dividends to non-resident shareholders currently requires BCRA approval unless certain conditions are met in accordance with regulations issued by the BCRA. Further restrictions on the movement of capital to and from Argentina may be imposed and impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. See “Item 10. Additional information—Exchange regulations—Specific provisions on access to the foreign exchange market—Profit and dividend payment”.

Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay in Argentine pesos on the shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, pursuant to the aforementioned regulations. If this conversion is not possible for any reason, including regulations of the type described herein (or future regulations and restrictions that may be enacted) or if any approval or license of any government or agency thereof that is required for such conversion is not filed or sought by the depositary or is not obtained within a reasonable period as determined by the depositary, the deposit agreement allows the depositary to distribute cash dividends or cash distributions in Argentine pesos only to those ADRs holders to whom it is possible to do so or, in its discretion, hold such Argentine pesos uninvested. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the Argentine pesos, you may lose some or all of the value of the dividend distribution. See “Item 10. Additional information—Dividends”.

We may not be able to pay, maintain or increase dividends

Our ability to pay, maintain or increase dividends is based on many factors, including our current and cumulative net income, capital expenditures required under our investment plans, future debt service payments, restrictive covenants on our financial debt agreements, working capital needs, legal, regulatory, tax, and/or contractual restrictions and general economic and financial conditions. A change in any of these factors could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year. See “Item 10. Additional information—Dividends”.

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

Under Argentine law, shareholder rights may be different from other jurisdictions

Our corporate affairs are governed by our by-laws and by the Argentine General Corporations Law No. 19,550 (“Argentine General Corporations Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs

Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933 (“Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, they may lapse. As a result, U.S. holders of Class D shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice and Human Rights) in order to exercise certain shareholder rights, including voting rights. In the event that a non-Argentine company owns our Class D shares directly (rather than in the form of ADSs) and it fails to register with the respective National Corporations Registry, its capacity to exercise its rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law No. 26,831 and to CNV General Resolution No. 789/2019, foreign companies that are shareholders of YPF may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact. See “Item 10. Additional information—Preemptive and accretion rights”.

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

Shareholders outside of Argentina may face additional investment risks from currency exchange rate fluctuations in connection with their holding of our Class D shares or ADSs

We are organized under the laws of Argentina and future dividends on our Class D shares will be determined in the legal tender in Argentina, which is the Argentina peso. The Argentine peso has historically and recently fluctuated significantly against many major world currencies, including the U.S. dollar. A devaluation of the Argentine peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and ADSs as measured in U.S. dollars.

It may be difficult to effect service of process within the United States for civil liabilities against us or our directors, officers and controlling persons, and the enforcement in Argentina of any foreign judgement that results therein would be conditioned on compliance with the requirements of Argentine procedural law

We are organized under the laws of Argentina and our principal place of business (“domicilio social”) is in the City of Buenos Aires, Argentina. Our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets is located outside the United States. As a result, it may be difficult for holders of our securities to effect service of process within the United States on such persons or to enforce judgments against us or them, including in any action based on civil liabilities under the U.S. federal securities laws. Under Argentine law, enforcement of foreign judgments would be recognized, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are complied with, including the requirement that the judgment does not violate principles of public policy of Argentine law, as determined by an Argentine court, and provided that an Argentine court will not order the attachment on any property located in Argentina and determined by such court to be essential for the provision of public services.

ITEM 4.	Information on the Company

History and development of YPF S.A.

YPF S.A. is a corporation (“sociedad anónima”), incorporated under the laws of Argentina. Our address is Macacha Güemes 515, C1106BKK, Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”. YPF S.A. operates under the laws of Argentina, with by-laws registered on the Public Registry of Commerce of the Autonomous City of Buenos Aires. It is in force for a limited term of 100 years from June 15, 1993, with the date of termination of its Memorandum of Incorporation being June 15, 2093.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by YPF are available to the public on the SEC website at www.sec.gov (commission file number 1-12102). YPF’s website is www.ypf.com. The information contained on, or that can be accessed through, YPF S.A.’s website is not part of, and is not incorporated into, this annual report.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. See “—Business organization”. In 2022, YPF celebrated its first centenary.

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

In November 1992, the Argentine Congress enacted Law No. 24,145 (“Privatization Law”), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares, representing approximately 45% of our outstanding capital stock, that had previously been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B shares to the Argentine provinces, which represented approximately 11% of our outstanding capital stock and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class B shares, representing approximately 13% of our outstanding capital stock. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

In January 1999, Repsol YPF acquired 52,914,700 Class A shares (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares (“Offer”). Pursuant to the Offer, in June 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. Repsol YPF acquired additional stakes in us from minority shareholders and other transactions in 1999 and 2000.

Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (“Petersen”) acquired ADRs evidencing ADSs representing 15.46% of our capital stock. On May 3, 2011, Petersen exercised an option to acquire, from Repsol YPF, ADRs evidencing ADSs representing 10.0% of our capital stock, and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. See “Item 7. Major shareholders and related party transactions” for details on our current major shareholders.

On May 3, 2012, the Argentine Congress passed Law No. 26,741 (“Expropriation Law”), enacted on May 4, 2012. On May 7, 2012, the Expropriation Law was published in the Official Gazette, declaring a national public interest and a priority for Argentina in the achievement of self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons. The Expropriation Law’s stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

Article 3 of the Expropriation Law provides that the principles of the hydrocarbon policy of Argentina are the following:

(i)

Promote the use of hydrocarbons and their derivatives to promote development, and as a mechanism to increase the competitiveness of the various economic sectors and those of the provinces and regions of Argentina.

(ii)	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves.

(iii)	Integrate public and private capital, both national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and unconventional hydrocarbons.

(iv)	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons.

(v)

Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in Argentina in this regard.

(vi)	Promote the industrialization and sale of hydrocarbons with a high added-value.

(vii)	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives.

(viii)

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

In addition, the Expropriation Law provided for the expropriation of 51% of the share capital of Repsol YPF GAS S.A. (“Repsol YPF GAS”) represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

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

In accordance with Article 17 of the Expropriation Law, YPF will resort to internal and external sources of funding, strategic alliances, joint ventures, temporary business partnerships, and cooperation partnerships, whether public, private or mixed companies, domestic and foreign.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by YPF S.A. to the SEC on May 9, 2012.

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (“Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class D shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted US$ 5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (“Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of the Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force.

The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine Congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF and YPF GAS S.A. (formerly, Repsol YPF GAS).

Legal nature of YPF S.A.

According to the Expropriation Law, YPF is and will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of the Argentine General Corporations Law and its corresponding regulations, and neither is nor will be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.

See “Item 7. Major shareholders and related party transactions”, “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of YPF S.A.” and “Item 3. Key information—Risk factors—Risks relating to our business—We face risks relating to certain legal proceedings which may cause significant costs and losses”.

Overview

Argentina is the largest producer of natural gas and the fourth largest producer of crude oil and condensate in Central and South America, based on the average between 2020 and 2021 production, according to the 2022 edition of the BP Statistical Review of World Energy, published in June 2022.

YPF operates mainly in Argentina (see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”) and our revenues are primarily derived from the sale of fuels (gasoline and diesel) and natural gas in the Argentine local market, which together represented 66.1% of total revenues in 2022. Additionally, our main expenditures are related to investments and operating costs in conventional fields, aiming to compensate or reduce their natural decline, in unconventional fields, with the objective of growing production and reserves, and in the maintenance and/or investment in our downstream business, among others, as well as royalties and taxes related to our operations and the payment of interests related to our financial debt.

Business strategy

Our strategy has evolved over the last few years to prioritize the monetization of our vast unconventional hydrocarbon resources. Over the last 10 years we have invested in our Vaca Muerta blocks together with our international and local partners, gaining experience, incorporating technology and adapting processes to become competitive on a global scale.

Having achieved competitive efficiency levels on both capital and operating expenditures we now face the opportunity to accelerate the development of our shale resources. This has become even more relevant in the current geopolitical context in which the world demands affordable, reliable and sustainable energy, increasing the attractiveness of becoming a net exporter of crude oil and, in the medium term, tackling the opportunity to become a relevant LNG exporter.

While accelerating the growth potential of our shale operations, we also remain focused in maintaining high standards in health and safety of our people, minimizing our carbon footprint, stabilizing our conventional oil production, minimizing the natural decline in conventional natural gas production and remaining vigilant in securing further efficiencies in the rest of our operations, including refining/processing of oil and gas and the distribution/marketing of hydrocarbon and derivative products, which position us as the leading integrated energy company in Argentina.

We intend to strengthen our competitiveness and timely adaptation to the trends that are taking place in the global energy system and that would have a decisive impact in the coming decades, such as decarbonization and electrification, as well as those that aim to increase the efficiency of hydrocarbons.

Our strategic pillars are:

●	Discipline in the allocation of capital, focused on the development of our unconventional hydrocarbon acreage with competitive advantages, generating value in a sustainable way.

●	Efficiency in costs and processes in all business segments, and particularly in the Vaca Muerta formation, with the aim of ensuring resilience even in low price scenarios.

●	Rationalization of the conventional asset portfolio, prioritizing profitability through the incorporation of technology and innovation to gain efficiency.

●	Adaptation of refineries to facilitate greater shale processing and the expected evolution of the quality of fuels to be demanded by our customers.

●

Reduction of the Company’s specific CO2 emissions and the development of renewable energies through our participation in YPF Energía Eléctrica S.A. (“YPF EE”), as part of our commitment to sustainability.

During 2022 we continued to work based on our corporate sustainability policy and our commitment to climate change-related actions.

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

Upstream

The main strategic pillars of Upstream business are:

●

Within our unconventional operations, the search for operational efficiencies in well construction continues to be a fundamental factor in the development of Vaca Muerta. One of the main drivers behind capital efficiency has been extending the length of horizontal branches. During 2022, the longest slim well to date was drilled, reaching 4,253 mts of lateral branch, all the while we also drilled the longest ever lateral well with regular pipe design, reaching 4,447 meters. In addition, along the year we achieved significant improvements in drilling speed. Another key factor in reducing development costs is the hydraulic stimulation speed. In this aspect, 2022 was also a year of great progress having consolidated the implementation of simul-frac technology, which consists of stimulating two stages simultaneously. This significantly reduces the completion time required for a well. During 2022, we achieved the record of 20 stages stimulated by fracture set in one day in the Loma Campana block. Combining the extension of horizontal branch length together with faster drilling and stimulation speeds are key to drive improvements in well construction efficiency.

●

Within our conventional operations, operating costs containment is our primary objective, followed by the stabilization of our oil production, primarily through the introduction of enhanced oil recovery (EOR) techniques. The Company carries out a systematic plan to identify initiatives that allow cost reduction and contribute to generating a portfolio resilient to different macroeconomic scenarios. Likewise, we are transforming our operating model through the implementation of new agreements with our suppliers and contractors, which should allow us to achieve the levels of production, profitability, efficiency and productivity we require.

●

In addition to the specific priorities managed by our upstream units, we are also focused in increasing our resource base through the execution of exploratory activity: YPF maintains its spirit of exploration and growth, seeking to venture into high-impact projects that should generate value for our stakeholders while promoting economic development in Argentina.

Downstream

The main strategic pillars of Downstream business are:

●

Within the midstream oil unit that has been created within our Downstream business, we shall focus on leading the different infrastructure projects that will enable future production growth out of Vaca Muerta, primarily including: (i) the expansion of existing facilities such as the Oldelval pipeline system that connects Vaca Muerta with Puerto Rosales, in the Atlantic coast, and the Oil Tanking Ebytem port terminal; (ii) the completion of the new Vaca Muerta oil pipeline connecting the core-hub blocks with the existing OTA/OTC trans Andean pipeline into Chile; and (iii) the engineering, construction and operation of a new pipeline and port terminal, Vaca Muerta Oil Sur, to further enlarge evacuation capacity in coming years.

●

Complete the multi-year investment related to the revamping of our refining units to adapt them to the new mix of crude oil containing a larger portion of lighter crudes coming from Vaca Muerta, and the demand for products with lower sulphur content.

●

Increase the competitiveness of operations, through a comprehensive plan to capture efficiencies and the deployment of new technologies, which allow improving the reliability and safety of our industrial and logistics facilities and maintaining high quality standards in our processes.

●	Enhance the value generated in key channels, focusing marginal investments and resources on maintaining our market share with healthy profitability.

●	Develop regional markets, leveraged in the best geographical positioning, through the available logistics infrastructure and strategic alliances.

Gas and Power

The main strategic pillars of our Gas and Power business are:

●

Given the nature of the natural gas business which requires capital-intensive infrastructure to address opportunities in the global markets, our strategy in coming years will continue to be limited to the development and monetization of our gas portfolio based on local demand as well as some potential growth opportunities by exporting to neighbor countries taking advantage of idle capacity in existing pipelines. The Plan Gas program established by the Argentine Government in late 2020 offering medium-term off-take contracts at fixed prices, which was further extended and expanded in 2022, was key to provide predictability and orderly competition in an otherwise very complex market given the marked seasonality in local natural gas demand between summer and winter periods. However, the vast shale gas recoverable resources available in our Vaca Muerta concessions and the proven efficiency already achieved in those operations provide for a unique opportunity to expand our strategy for the medium and long-term in search for expanded activity oriented at global markets of liquified natural gas (LNG). To that end, we will devote resources in the near future, both human and capital, to analyze both technically and economically the viability of a large scale LNG plant that could prove to be a way to further grow our natural gas business.

●

Advancing the relatively limited growth opportunities in our natural gas business in the short-term, as well as the full potential in the medium to long-terms, require the development of an efficient and well planned midstream network. A well planned and efficient midstream network shall successfully enable the evacuation and processing of the incremental production coming from unconventional projects, which to a large extent produce richer gas. To this end, we have identified projects that include construction, expansion and/or resolution of bottlenecks in the evacuation system and in natural gas processing that would enable greater daily production. And in the medium to long-terms, a potential large-scale LNG project would require new midstream infrastructure that shall include a dedicated natural gas pipeline connecting the upstream operations in Vaca Muerta to the location of the potential LNG plant, likely on the Atlantic coast, as well as new facilities for gas processing and liquids separation.

●

On the power business side, we aim at consolidating our position as one of the main electric power generators in Argentina, with a particular objective of growing our renewables’ portfolio, taking advantage of the world-class natural resources for wind and solar renewable generation in the country. Having incorporated in recent years greater installed generation capacity through YPF EE, mainly from renewable sources, the objective is to continue consolidating its position as one of the main electricity generators, and more particularly, in the renewables space, through the completion and commissioning of new utility-scale wind and solar projects. In this sense, YPF EE has started the construction of the first stage of the Zonda solar farm for an installed capacity of 100 MW, expecting it to be ready for commercial operation in the second quarter of 2023.

Business organization

For a chart illustrating our organizational structure, including our principal subsidiaries see Note 1 to the Audited Consolidated Financial Statements.

As of December 31, 2022, we conducted our business according to the following organization:

(i)	Upstream business segment, which includes all activities related to the exploration, exploitation and production of oil and natural gas:

●

As of December 31, 2022, we held interests in 116 oil and gas fields in Argentina. In 2022, these assets accounted for 38.8% of the Argentina’s total production of crude oil, excluding NGL, and 33.2% of its total natural gas production, including NGL, according to the SE.

●

We had proved reserves, as estimated as of December 31, 2022, of 606 mmbbl of oil, including condensates, 77 mmbbl of NGL and 2,826 bcf of gas, representing aggregate reserves of 1,187 mmboe, compared to 643 mmbbl of oil, including condensates, 64 mmbbl of NGL and 2,447 bcf of gas, representing aggregate reserves of 1,143 mmboe as of December 31, 2021.

●

During 2022, we produced 83 mmbbl of oil (226 mbbl/d), condensates of 15 mmbbl of NGL (42 mbbl/d) and 483 bcf of gas (1,323 mmcf/d), representing a total production of 184 mmboe (503 mboe/d), compared to 77 mmbbl of oil (211 mbbl/d), condensates of 13 mmbbl of NGL (34 mbbl/d) and 460 bcf of gas (1,260 mmcf/d), representing a total production of 171 mmboe (470 mboe/d) in 2021.

(ii)	Downstream business segment, which consists of our refining, marketing, chemicals, logistics and trading divisions:

●

We are Argentina’s leading refiner with operations conducted at 3 wholly-owned refineries with a combined annual refining capacity of 119.7 mmbbl (328.1 mbbl/d). We also own a 50% equity interest in Refinería del Norte S.A. (“Refinor”), an entity jointly controlled with Hidrocarburos del Norte S.A. (a company wholly-owned by Integra Capital S.A.) which has a refining capacity of 26.1 mbbl/d.

●

Our retail distribution network for automotive petroleum products as of December 31, 2022, consisted of 1,658 YPF-branded service stations, which represent 35.1% of gasoline service stations in Argentina, of which we operate 157 through our wholly-owned subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”).

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

(iii)

Gas and Power business segment, which includes the activities of transportation, commercialization and distribution of natural gas; operation of regasification terminals; conditioning and processing and separation of natural gas; and power generation:

●

We are the largest producer of natural gas in Argentina with total natural gas sales of 13,713 mmcm in 2022, accounting for 29.0% of the market (market share calculated through December 2022, as provided by Ente Nacional Regulador del Gas (“ENARGAS”)).

●

We also distribute natural gas through our subsidiary Metrogas S.A. (“Metrogas”), a natural gas distribution company in the Capital region and southern suburbs of the Buenos Aires Province, and one of the main distributors in Argentina. During 2022 Metrogas distributed 6,773 mmcm (or 238.8 bcf) of natural gas to 2.5 million customers.

●

YPF is the operator of UT Escobar (a joint venture with Energía Argentina S.A. (“ENARSA”)), which operates a LNG regasification terminal (“LNG Escobar”) located in Escobar, in the Buenos Aires Province, since 2011. Also, during 2022, the Company provided the regasification service at Bahia Blanca terminal.

●

We participate directly and, mainly through YPF EE, in 21 power generation plants, with an aggregate installed capacity of 3,091 MW. We also have a 50% interest in CT Barragán S.A, which inaugurated, in January 2023, the expansion of the Barragán Thermal Power Plant with the closure of the combined cycle which adds 140 MW to YPF installed capacity.

●

In 2022, certain assets related to the transportation, conditioning, and processing of natural gas for the separation of gasoline, propane, and butane, previously managed by the Upstream business segment, have been grouped into a new operation called “Midstream Gas” within the Gas and Power business segment, with the main objective of facing the challenges resulting from the development of the Vaca Muerta formation in terms of transportation and processing of natural gas, allowing the debottlenecking of the transportation and processing of natural gas required to maximize the NGLs value.

(iv)	Central Administration and Others, which consists of our remaining activities.

For a description related to the activities developed by each business segment see Note 5 to the Audited Consolidated Financial Statements.

Our operations, properties and clients are mainly located in Argentina. However, we also hold participating interests in exploratory areas in Bolivia and sell jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

The following table sets forth revenues and operating profit/loss for each of our business segments, for additional information about revenues see Note 24 to the Audited Consolidated Financial Statements:

	For the year ended December 31,
	(millions of US$)
	2022	2021	2020
Revenues (1)
Upstream
Revenues	51	49	33
Revenues from intersegment sales (2)	7,134	5,820	4,222

Total Upstream	7,185	5,869	4,255
Downstream
Revenues	16,016	11,220	7,814
Revenues from intersegment sales	109	64	48

Total Downstream	16,125	11,284	7,862
Gas and Power
Revenues	2,304	2,069	1,656
Revenues from intersegment sales	391	161	116

Total Gas and Power	2,695	2,230	1,772
Central Administration and Others
Revenues	386	344	187
Revenues from intersegment sales	779	484	368

Total Central Administration and Others	1,165	828	555
Less intersegment sales and fees	(8,413)	(6,529)	(4,754)

Total Revenues	18,757	13,682	9,690
Operating profit / (loss)
Upstream	1,306	66	(444)
Downstream	1,523	945	89
Gas and Power	90	10	(272)
Central Administration and Others	(401)	(184)	(290)
Consolidation adjustments	(36)	(138)	113

Total Operating profit / (loss)	2,482	699	(804)

(1)

Customs duties on hydrocarbon exports are accounted under “Taxes, charges and contributions” as indicated in Note 26 to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a production cost and are not deducted in determining revenues, see Note 2.b.15) to the Audited Consolidated Financial Statements.

(2)

Revenues for intersegment sales of crude oil to the Downstream segment and natural gas to the Gas and Power segment are recorded at transfer prices that reflect our estimate of Argentine market prices.

For a description of our principal capital expenditures and divestitures see “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures”.

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

The plan of promotion for natural gas production in Argentina, Plan GasAr 2020-2024, launched in November 2020, gave to the Company an opportunity to monetize natural gas reservoirs, ensuring to supply the demand over the next four years at a price that allows for the development of our gas projects in the Neuquina Basin. In this sense, the Plan GasAr 2023-2028, launched in November 2022, allowed the Company to extend this opportunity by ensuring to supply the natural gas demand over the next six years. For further information see “—Gas and Power—Gas operations” and Note 35.d.1) to the Audited Consolidated Financial Statements.

In 2022, YPF continued actively managing its portfolio.

Acreage

Our production is concentrated in the following basins in Argentina: Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral.

The following table sets forth information regarding our developed and undeveloped acreage by geographic area:

	As of December 31, 2022
	(thousands of acres)
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
South America
Argentina	1,301	976	20,651	13,095
Rest of South America (5)	-	-	506	298

Total (6)	1,301	976	21,157	13,393

(1)	Developed acreage is spaced or assignable to productive wells.
(2)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which we own a working interest.
(4)	Net acreage equals gross acreage after deducting third-party interests.
(5)

Relates to Colombia and Bolivia. In Colombia, YPF and its partners notified the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”) of the decision to relinquish the COR 12 and COR 33 blocks. In Bolivia, YPF’s net undeveloped surface acreage totaled 125,094 acres.

(6)

8,673 and 3,664 acres correspond to gross and net undeveloped offshore fields, respectively, while 28 and 14 acres correspond to gross and net developed offshore fields, respectively. All of our offshore fields are located in Argentina.

The exploratory undeveloped acreage under the first or second exploration terms, which matures in 2023 and in the period 2024-2025, respectively, is 10,345 km2 and 18,059 km2, respectively, or 36.4% and 63.6%, respectively, of our 28,404 km2 of net exploratory undeveloped acreage as of December 31, 2022.

The extension of the maturing acreage that we would be required to surrender to the relevant Province will depend on our decision to extend our exploration permit in a given area, provided that the requirements of the Argentine Hydrocarbons Law have been met, including the satisfaction of our obligations under the exploration permit relating to those areas. Therefore, the areas to be relinquished usually consist of acreage where drilling has not been successful and are considered non-core lease acreage. We have excluded from our exploratory undeveloped acreage those km2 corresponding to exploration permits which have already expired and which, as of December 31, 2022, considering the results obtained and having fulfilled all investment commitments, the Company has notified the relevant Province of its decision to relinquish the block, and therefore, YPF does not hold any right related to such acreage.

As of December 31, 2022, we do not have any material undeveloped acreage related to our exploitation concessions expiring in the near term.

Exploration permits and exploitation concessions in Argentina

The following table sets forth information regarding the exploration permits and exploitation concessions we held:

	As of December 31, 2022
	Operated by YPF	Non-Operated by YPF	Total
Exploration permits	12	5	17
Exploitation concessions	70	29	99

Total	82	34	116

The following table sets forth information regarding the exploration permits we held:

	As of December 31, 2022
	Onshore			Offshore
	100.0%	50.0%		100.0%	35.0% - 50.0%
	ownership interest	ownership interest	Total	ownership interest	ownership interest	Total
Exploration permits	8	5	13	-	4	4

The following table sets forth information regarding the exploitation concessions we held:

	As of December 31, 2022
	Onshore
	100.0%	7.2% - 98.0%
	ownership interest	ownership interest	Total
Exploitation concessions	54	45	99

The following table sets forth information regarding the expiration year of our exploration permits and exploitation concessions:

	As of December 31, 2022
	Expiration year
	2023- 2027	2028- 2032	2033- 2037	2038- 2042	2043- 2047	2048- 2052	2053- 2057	2058+	Total
Exploration permits	17	-	-	-	-	-	-	-	17
Operated by YPF	12	-	-	-	-	-	-	-	12
Non-Operated by YPF	5	-	-	-	-	-	-	-	5
Exploitation concessions	45	7	9	11	9	12	4	2	99
Operated by YPF	32	6	4	11	6	7	3	1	70
Non-Operated by YPF	13	1	5	-	3	5	1	1	29

Total	62	7	9	11	9	12	4	2	116

The following table shows our gross and net interests in productive oil and gas wells by basin:

	As of December 31, 2022
	Wells (1) (2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,404	3,266	1,812	1,255
Golfo San Jorge	7,343	6,864	82	81
Cuyana	691	636	-	-
Noroeste	42	22	89	45
Austral	103	103	50	50

Onshore	12,583	10,891	2,033	1,431
Offshore	91	46	-	-

Total	12,674	10,937	2,033	1,431

(1)	A gross well is a well in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party working interests.

Approximately, 98.1% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (75.9%) and the Golfo San Jorge (22.2%) basins, and 97.3% of our proved gas reserves in Argentina are concentrated in the Neuquina (89.7%), the Golfo San Jorge (4.2%) and the Austral (3.4%) basins.

Joint ventures and contractual arrangements in Argentina

The following table sets forth information regarding the exploration and exploitation joint ventures and contractual arrangements in which we participated:

	As of December 31, 2022
	7.2% - 85.0% ownership interest
	Operated by YPF	Non-Operated by YPF	Total
Exploration joint ventures and contractual arrangements	3	5	8
Exploitation joint ventures and contractual arrangements	15	22	37

Total	18	27	45

Our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of our joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and exploitation joint ventures in which we participated as of December 31, 2022, see Note 29 to the Audited Consolidated Financial Statements. We are also a party of other contractual arrangements that arose through the renegotiation of service contracts and their conversion into exploitation concessions and exploration permits.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or through joint ventures in which we had a working interest:

	For the year ended December 31,
	2022	2021	2020
Gross wells drilled (1)
Oil	10	5	2
Gas	2	-	-

Exploratory productive	12	5	2
Dry	6	2	-

Total Exploratory	18	7	2

Oil	273	220	112
Gas	70	79	12

Development productive	343	299	124
Dry	-	5	-

Total Development	343	304	124

Net wells drilled (2)
Oil	7	4	1
Gas	1	-	-

Exploratory productive	8	4	1
Dry	6	1	-

Total Exploratory	14	5	1

Oil	189	130	78
Gas	39	48	5

Development productive	228	178	83
Dry	-	2	-

Total Development	228	180	83

(1)	Gross wells include all wells in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party working interests.

The following table shows the number of wells in the process of being drilled:

	As of December 31, 2022
	Gross	Net
South America
Argentina	155	97
Rest of South America	-	-

Total	155	97

Exploration & Development activity in Argentina

Exploratory activities

During 2022, our main exploratory activities had the following principal focus:

Onshore

Operated areas

Unconventional activities

Neuquina basin

During 2022, our exploration and appraisal activity in the Vaca Muerta formation took place in the following areas:

●

As of December 31, 2022, in the southern part of the basin, within the boundaries of the Loma La Lata - Sierra Barrosa conventional concession, 1 horizontal oil well drilled in 2019 and put into production in February 2021 with the objective of understanding the Vaca Muerta formation´s productivity potential towards the southern limit of the basin, is under evaluation. Additionally, 2 horizontal oil wells were drilled and put into production during 2022; as of December 31, 2022, the performance of these wells is under evaluation.

●

In the southwest part of the basin, in the Las Tacanas block, as of December 31, 2022, 2 wells are being drilled, 1 vertical well to gather information in the sequences of interest and a horizontal side track in the lower level of the Vaca Muerta formation, and 1 horizontal well that will drill an upper level of the Vaca Muerta formation. These wells are part of an investment commitment with the Neuquén Province to extend the exploratory permit and obtain a possible unconventional exploitation concession (“CENCH”) if the results are promising.

●

In the northern part of the basin, in the Narambuena block, 4 wells finished their evaluation test during 2022, 2 of which were completed in 2020 and 2 were completed in 2021. In terms of productivity, 3 wells were below expectations and 1 well was above expectations. Additionally, YPF and Chevron initiated the process to obtain a CENCH in this block.

In the Río Neuquén block, 1 tight gas well drilled in 2021 was completed during 2022. It is currently producing gas and condensate with results above expectations.

In the Rincón del Mangrullo block, a pre-frack operation performed during 2021 on a tight gas well drilled in 2019 is still under evaluation as of December 31, 2022.

Conventional activities

Neuquina basin

In the Cerro Manrique block, having fulfilled all commitments in 2021 for the first exploratory period, we decided to continue with the second exploratory period and subsequently informed the Neuquén Province of this decision, which was granted during 2022. The second exploratory period expires in September 2024 and the commitment assumed is to drill 1 exploratory well.

In the Estación Fernández Oro block, as of December 31, 2022, 1 oil well drilled in 2021 was abandoned as results were not as expected.

In the Cerro Arena block, 1 gas well was drilled and abandoned as results were not as expected.

In the CN-III Norte block, 1 oil well was drilled and abandoned as it resulted to be an unproductive well. Additionally, we sent a notice to the Mendoza Province requesting a deferral of the expiration date of the first exploratory period, the deferral was granted, and the new expiration date is June 2023.

In the Malargüe block, as of December 31, 2022, we are still awaiting response from the Mendoza Province regarding our notification from 2019 informing the Province of our decision to relinquish the block, having fulfilled all commitments in the block and considering the results obtained.

In the Chelforó block, during 2022, the Company sent a notice to the Río Negro Province requesting a deferral of the expiration date of the second exploratory period. The deferral was granted, and the new expiration date is April 2023.

In the CN-VII/A block, during 2022, we sent a notice to the Mendoza Province requesting a deferral of the expiration date of the first exploratory period. The deferral was granted, and the new expiration date is August 2023.

Golfo San Jorge basin

In the Manantiales Behr block, 1 oil well drilled in 2021 is currently producing oil, with results according to expectations. During 2022, 1 gas well was drilled and as of December 31, 2022 is being evaluated.

In the El Guadal - Lomas del Cuy block, in 2022, 1 oil well was completed and is currently producing oil with results according to expectations.

In the Los Perales - Las Mesetas block, 1 well with oil and gas objective drilled in 2021 was completed in 2022, and as of December 31, 2022, is being evaluated. Additionally, in 2022, 1 oil well was drilled and as of December 31, 2022, is pending completion.

In the Cañadón Vasco block, in 2022, 1 oil well was drilled and is currently producing oil and gas with results according to expectations.

In the Pico Truncado - El Cordón block, 1 oil well drilled in 2021 was completed in 2022 and is currently producing oil with results above expectations.

In the Cañadón de La Escondida - Las Heras block, 2 oil wells were drilled which resulted to be dry and were both abandoned.

In the Barranca Yankowsky block, as of December 31, 2022, 1 gas well is being drilled.

In the Cerro Piedra - Guadal Norte block, as of December 31, 2022, 1 oil well is being drilled.

Cuyana basin

In the CCyB 17/B block, as of December 31, 2022, we are still awaiting response from the Mendoza Province regarding the notification sent in 2018 informing the Province of our decision to relinquish the block, having fulfilled all commitments in the block and considering the results obtained.

Austral basin

In 2022, the Company sent a notice to the Tierra del Fuego Province requesting a deferral of the expiration date of the first exploratory period of the CA-12 Bloque 1 block. As of December 31, 2022, we are awaiting response.

In the El Turbio block, having fulfilled all commitments for the first exploratory period and considering the obtained results, we decided not to continue with the second exploratory period. Consequently, in 2022, we sent a note to the Santa Cruz Province informing our decision to relinquish the block. As of December 31, 2022, we are still awaiting response.

Non-Operated areas

Conventional activities

Neuquina basin

In the CNQ-7 block, in the Cerro Hamaca Norte field, in 2022, 1 oil well was drilled by Pluspetrol S.A. (“Pluspetrol”) and it was abandoned as results were not as expected.

Golfo San Jorge basin

In the El Tordillo block, 1 workover carried out on a gas well by Tecpetrol S.A. (“Tecpetrol”) in 2021 was abandoned as it showed negative results.

Offshore

Operated areas

Conventional activities

Argentina Norte basin

In 2021, the Company sent a notice to the SE requesting a deferral of the expiration date of the first exploratory period of the CAN-102 block, due to the consequences of the outbreak of the COVID-19 pandemic. The deferral was granted for 12 months (from November 2023 to November 2024) with the possibility of a deferral of 12 additional months if requested. In 2022, the SE granted a deferral for 12 months of the first exploratory period of the CAN 102 block.

Non-Operated areas

Conventional activities

Argentina Norte basin

During 2021, Equinor (operator of the CAN 100 and CAN 114 blocks) and Total Austral S.A. (operator of the MLO 123 block) sent a notice to the SE requesting a deferral of the expiration date for the first exploratory periods of the above-mentioned blocks due to the consequences of the outbreak of COVID-19 pandemic, and the SE granted the deferrals for 12 months for each block: CAN 100 (from April 2023 to April 2024), CAN 114 (from November 2023 to November 2024) and MLO 123 (November 2023 to November 2024), with the possibility of a deferral for 12 additional months if requested. In 2022, the deferrals for 12 additional months were granted in the CAN 100, CAN 114 and MLO 123 blocks.

Seismic activities

During 2022, seismic studies were carried out in the Santa Cruz and Tierra del Fuego Provinces. Seismic 2-D data covering 1,102 km was recorded in the El Turbio block (operated area) in the Santa Cruz Province, and a 2-D seismic data covering 704 km was also recorded in the CA-12 block in the Tierra del Fuego Province.

Development activities

During 2022, our main development activities had the following principal focus:

Unconventional activities

YPF continues to lead unconventional development in Argentina.

During 2022, the Company, together with its partners, continued with its growth plan with more than US$ 1,800 million (net YPF) invested, 188 new wells that started production and more than 5,500 frac stages carried out in blocks operated by YPF.

In the Vaca Muerta formation, the historical peak of oil production was reached in blocks operated by YPF: 76.7 mbbl/d in December 2022 (net YPF). Additionally, in 2022, the Company added a new area to its unconventional development activities with the commissioning of production of the first 2 horizontal oil wells in the Al Sur de Los Lagos block.

The Company also generated significant improvements in well construction efficiency. For instance, we reached an annual average of 7.8 frac stages/day (frac stages in the period / days in stimulation operation). Another milestone we achieved was the drilling of the largest well in the Vaca Muerta formation, in the Loma Campana block, with a total length of more than 7,700 mts and more than 4,400 mts of lateral extension.

In terms of facilities, in 2022, the construction of a new crude oil treatment plant (“PTC”) was executed in the Bandurria Sur block with a capacity of 12,000 cm/d. As of the date of this annual report, this PTC is operational.

Additionally, the success of the Vaca Muerta formation in terms of production led to the overload of the oil and gas evacuation capacity of the Neuquina basin. In this sense, during 2022, YPF began projects, which are expected to be launched in 2023 and which will be key to increasing the debottlenecking of the evacuation capacity of the basin and, therefore, to the growth of the oil and gas production. In oil, the main projects are the construction of the Vaca Muerta Norte pipeline that will connect the Hub Core (La Amarga Chica block) with the existing facilities in Puesto Hernández, which will allow the evacuation of a greater volume from the Vaca Muerta formation to the Lujan de Cuyo refinery and to Chile as well. Thus, there are projects on the return to operations of the export oil pipeline to Chile. For information about natural gas evacuation capacity see “—Gas and Power—Gas operations—Other natural gas investments and activities—Natural gas transportation and storage capacity”.

During 2022, production of our unconventional activities was 223.8 mboe/d, representing 44.5% of YPF’s total production (YPF net from operated and non-operated areas).

Main operated areas

Neuquina basin

Loma Campana block

This block is operated by YPF with a 50.0% working interest, under a joint venture agreement with Chevron.

During 2022, activity in this block involved a total gross investment of US$ 558 million in drilling and completion (“D&C”) and US$ 96 million in production facilities and other capital expenditures.

During 2022, drilling activity in this block was executed with 3 rigs throughout the year. In 2022, 49 horizontal oil wells were drilled. Additionally, 46 horizontal oil wells were put into production, 25 of which were drilled in 2022, 19 of which were drilled in 2021 and 2 of which were drilled in previous years, with results according to expectation.

In 2022, the horizontal length and frac stage increased to 2,628 mts horizontal length and 45 frac stages, compared to 2,188 mts horizontal length and 35 frac stages in 2021. Additionally, we achieved the record of 20 stages stimulated by fracture set in one day.

Regarding the optimization of the stimulation designs, during 2022, 2 PADs (5 wells each) stimulated with high-density completion (“HDC”) 1.0 design were put into production and are currently undergoing analysis of their performances.

In 2022, the Loma Campana block continued to break records. For instance, a PAD including 3 wells with extended lateral length was drilled and completed successfully. In particular, 1 well reached 4,400 mts of lateral length, becoming the longest well in the Vaca Muerta formation, completed with 72 stimulation stages.

During 2022, completion efficiency in this block has also reached new records. For instance, LC-293 PAD reached an average of 10.6 frac stages pumped per day. We seek to continuously improve stimulation designs by looking for better completions adapted to lithology changes between navigation levels.

Although “La Cocina” (“The Kitchen”) continues to be the best productive horizon, similar competitive productivities were verified in the OS-1 target.

Additionally, during 2022, the technical limit for the slim well design (production casing 6 3⁄4”) was challenged and over 3,900 mts of lateral length were reached at the Loc 295. A 4-well PAD with slim well design is currently being drilled with a 3,700 mts long well.

La Amarga Chica block

This block is operated by YPF with a 50.0% working interest, under a joint venture agreement with Petronas.

During 2022, activity in this block involved a total gross investment of US$ 534 million in D&C and US$ 111 million in production facilities and other capital expenditures.

During 2022, drilling activity in this block was executed with 3 rigs throughout the year, 44 horizontal oil wells were drilled and put into production, 20 of which had production results according to expectations, while the remaining 24 are under evaluation as of December 31, 2022.

In 2022, the horizontal length and frac stage increased to 2,540 mts horizontal length and 37 frac stages, compared to 2,189 mts horizontal length and 30 frac stages in 2021.

The block is under full development, going through the ramp up phase. Drilling activity is being performed across the entire block.

The block reached peak net production of 21.0 mbbl/d in May 2022, being “La Cocina” the most productive horizon.

Bandurria Sur block

This block is operated by YPF with a 40.0% working interest, under a joint venture agreement with Shell and Equinor Argentina AS (Sucursal Argentina) (“Equinor”).

During 2022, the activity in this block involved a total gross investment of US$ 339 million in D&C and US$ 143 million in production facilities and other capital expenditures.

During 2022, drilling activity in this block was executed with 2 rigs throughout the year and in September 2022 a third rig started operating, 27 horizontal oil wells were drilled, and 20 horizontal oil wells were completed and put into production, 14 of which were drilled and completed in 2022 while the remaining 6 were drilled in 2021 and completed in 2022. As of December 31, 2022, the performance of these wells is under evaluation. Well design ranges reached an average of 2,599 mts of lateral length and 45 frac stages.

In 2022, we explored the zone westwards the current development area, including the drilling of 1 vertical oil well. As of December 31, 2022, productivity is under evaluation.

Bajo del Toro Norte block

This block is operated by YPF with a 50.0% working interest, under a joint venture agreement with Equinor.

During 2022, activity in this block involved a total gross investment of US$ 18 million in D&C and US$ 3 million in production facilities and other capital expenditures.

As part of the delineation activity in the pilot phase, in 2022, 6 horizontal oil wells targeting 4 landing zones, 1 drilled in 2020 and 5 drilled in 2021, were completed and put into production, with initial results according to expectations.

Narambuena block

This block is operated by YPF with a 50.0% working interest, under a joint venture agreement with Chevron which has the objective of the joint exploration of unconventional hydrocarbons in the Neuquén Province, within the Chihuido de La Sierra Negra Sudeste - Narambuena area.

The agreement contemplates an investment in two phases and the possibility of a third phase, to be agreed upon in the future based on the results obtained from the exploration of the area. During 2018 Phase I activities were completed. Phase II activities commenced in April 2018 and were completed in April 2021. In January 2022, Chevron confirmed its decision to exercise the option of entering into Phase III of the unconventional hydrocarbon investment project in the Narambuena block. Additionally, YPF and Chevron initiated the process to obtain the CENCH for the block.

In 2022, there was no drilling activity.

El Orejano block

This block is operated by YPF with a 50.0% working interest, under a joint venture agreement with Dow.

During 2022, activity in this block involved a total gross investment of US$ 18 million in D&C and US$ 5 million in production facilities and other capital expenditures.

In 2022, 3 gas wells drilled in 2018 were completed and put into production, with results above expectations. Additionally, 5 wells were repaired and 1 well was abandoned due to casing integrity issues.

Rincón del Mangrullo block

This block is operated by YPF with a 50.0% working interest, under a joint venture agreement with Pampa Energía in the Mulichinco formation. The Vaca Muerta formation in this block is 100.0% owned by YPF.

During 2022, activity in this block involved a total gross investment of US$ 156 million in D&C and US$ 27 million in production facilities and other capital expenditures.

During 2022, drilling activity in this block was executed with 1 rig throughout the year, 9 horizontal gas wells were drilled, and 13 horizontal gas wells were put into production. As of December 31, 2022, the performance of these wells is under evaluation.

In 2022, the development of the block in the north-central area with horizontal gas wells continued. YPF’s longest slim design well was drilled, with a horizontal length of 4,253 mts. A stimulation design pilot was executed with high intensities, like the one used by partners in non-operated blocks with little production history to be able to evaluate performance.

Aguada de La Arena block

During 2022, activity in this block involved a total gross investment of US$ 100 million in D&C and US$ 66 million in production facilities and other capital expenditures.

During 2022, 12 gas wells were drilled in the wet gas zone to the west of the block, continuing the development of the block, 3 of which were put into production. As of December 31, 2022, the performance of these wells is under evaluation. A completion pilot carried out with sand from near location to the block was evaluated, showing similar productivity results to those obtained so far with little return of sand to the surface. The use of this sand will be extended across all blocks to reduce completion costs.

La Ribera I y II block

During 2022, activity in this block involved a total gross investment of US$ 33 million in D&C and US$ 3 million in production facilities and other capital expenditures.

During 2022, 3 gas wells were drilled at the “La Cocina” productive horizon in the Vaca Muerta formation and completed with a high-intensity stimulation design, being the first wells with HDC design in the block. As of December 31, 2022, the performance of these wells is under evaluation.

Aguada del Chañar block

This block is identified as a high potential field, supported by the production results obtained in the La Amarga Chica block located to the west and in the Aguada de Cánepa block located to the east.

During 2021, 2 horizontal oil wells were drilled and put into production. As of December 31, 2022, performance evaluation was carried out showing results above expectations.

During 2022, the activity in this block involved a total gross investment of US$ 49 million in D&C and US$ 27 million in production facilities and other capital expenditures.

During 2022, 4 horizontal oil wells were drilled and put into production. As of December 31, 2022, the performance of these wells is under evaluation.

Loma Amarilla Sur block

As part of the delineation activity in the pilot phase, during 2022, activity in the Loma Amarilla Sur block consisted in the drilling of 1 vertical oil pilot well to gather information in the sequences of interest and 3 horizontal oil wells targeting 2 landing zones. As of December 31, 2022, these wells are under completion.

Main non-operated areas

Neuquina basin

Aguada Pichana Este block

This block is operated by Total S.A. YPF holds a 27.27% working interest in the Mulichinco formation and a 22.5% working interest in the Vaca Muerta formation.

The area is part of the Plan GasAr 2020-2024, which aims to boost gas production in Argentina by granting competitive prices.

During 2022, activity in this block involved a total gross investment of US$ 179 million in D&C and US$ 36 million in production facilities and other capital expenditures.

During 2022, 2 horizontal shale gas wells drilled in 2021 were put into production with results according to expectations.

In 2022, 13 horizontal shale gas wells were drilled, 8 of which were completed and put into production with results above expectations.

Aguada Pichana Oeste block

This block is operated by Pan American Energy LLC, Sucursal Argentina (“Pan American Energy”). YPF holds a 30.0% working interest.

The area is part of the Plan GasAr 2020-2024, which aims to boost gas production in Argentina by granting competitive prices.

During 2022, activity in this block involved a total gross investment of US$ 161 million in D&C and US$ 66 million in production facilities and other capital expenditures.

During 2022, the construction of the 24” exporting gas pipeline facility that began to be built on 2021, finalized.

In 2022, 10 horizontal gas wells were drilled, 6 of which were put into production. Additionally, 1 monitor well was drilled. Also, 4 horizontal gas wells drilled during 2021 were completed and put into production in 2022. In terms of well productivity, the production was above expectations.

During 2022, several facilities were finished such as the main north loop pipeline and the expansion of the APO2 compression plant which allows an increase in maximum possible production from 12 mmcm to 16 mmcm.

La Calera block

This block is operated by Pluspetrol. YPF holds a 50.0% working interest.

The area is part of the Plan GasAr 2020-2024, which aims to boost gas production in Argentina by granting competitive prices.

During 2022, activity in this block involved a total gross investment of US$ 178 million in D&C and US$ 115 million in production facilities and other capital expenditures.

In 2022, 13 horizontal gas wells were drilled, 10 of which were put into production. Also, 3 horizontal gas wells, 1 drilled in 2019 and 2 in 2021, were completed and put into production in 2022. In terms of productivity, 12 wells are producing according to expectations and 1 well is producing below expectations.

Regarding the facilities, during 2022, the construction of La Calera – Loma Campana pipeline began, which is expected to be finished by 2023.

Additionally, during 2022, the construction of central production facilities project continued, and it is expected to be finished by 2023, which will allow to achieve a gas treatment capacity of 10.2 mmcm/d and 4,800 cm/d of condensate in the block.

Bajada de Añelo block

This block is operated by O&G Developments Ltd. S.A. (an affiliate of Shell Compañía Argentina de Petróleo S.A.). YPF holds a 50.0% working interest.

During 2022, activity in this block involved a total gross investment of US$ 26 million in D&C and US$ 73 million in production facilities and other capital expenditures.

The joint venture agreement sets for the main terms and conditions for the joint development of a shale oil and shale gas pilot in 2 phases. In October 2021, Shell and YPF extended the term of completion of the commitments with the Neuquén Province from June 2022 to October 2023, announcing start of the development phase, with an investment plan of US$ 300 million consisting of the drilling of 16 wells and related surface installations (“EPF”). During 2022, construction of the site for EPF began.

During 2022, 2 gas wells were drilled, and are pending completion as of December 31, 2022.

Lindero Atravesado block

This block is operated by Pan American Energy. YPF holds a 37.5% working interest.

During 2022, activity in this block involved a total gross investment of US$ 155 million in D&C and US$ 67 million in production facilities and other capital expenditures.

The area is part of the Plan GasAr 2020-2024, which aims to boost gas production in Argentina by granting competitive prices.

In 2022, 10 horizontal oil wells were drilled, 7 of which were put into production. Also, 4 horizontal oil wells drilled in 2021 were completed and put into production during 2022. In terms of productivity, 10 wells are producing according to expectations and 1 well is producing below expectations.

Regarding the facilities, in 2022, the construction of the new PTC was completed, which treats up to 2,850 cm/d. Additionally, the construction of the Lindero - Centenario pipeline and the ECH03 battery was finished during 2022.

Conventional activities

Conventional activities continue with the adding value goal through the optimization and reduction of expended capital and costs of its operations. Driven by the operative excellence, the Company continues enhancing production of mature fields through the execution of revitalizing projects improving the oil and gas recovery, generating a profitable growth while continue the decline softening of the fields.

Plan GasAr 2020-2024 along with the new Plan GasAr 2023-2028 continue to be a growth driver for upstream activities achieving its production goals with the development of tight gas at Río Neuquén block, giving YPF the monetization of its extensive gas reserves while ensuring short and long-term supply for demand goals.

Improved oil recovery (“IOR”) and enhanced oil recovery (“EOR”) is being developed in several areas of the Company. Manantiales Behr reached a new peak oil production by third year in a row, reinforcing YPF compromise with waterflooding and tertiary recovering projects development to improve all of its potential oil production.

Under the current market situation, conventional activities focused on a high operative excellence requirement dealing with the operative and development costs optimization, which triggered the incorporation of new proved reserves.

Seeking to strengthen the Company’s position, YPF continued actively managing its portfolio, including new strategies for non-core matured assets.

Oeste Region

During 2022, production in the Oeste Region was 174.3 mboe/d, representing 34.6% of YPF’s total production. (YPF net from operated and non-operated areas).

Main operated areas

Neuquina and Cuyana basins

Llancanelo block

In this heavy oil field, drilling was resumed during 2022 with 4 oil horizontal wells drilled, completed and put into production. Each well was up to 1,100 mts in lateral extension and proved reservoir continuity with initial production according to expectations.

Río Neuquén block

During 2022, activity in this block involved a total gross investment of US$ 84 million in D&C and US$ 11 million in production facilities and other capital expenditures.

During 2022, 8 tight gas wells were drilled, 6 of which were put into production. Additionally, 3 tight gas wells drilled in 2021 were put into production. In terms of well productivity, 7 of the wells achieved performance below expectations, while the remaining 2 achieved performance above expectations. Also, 2 recompletions tight gas objective were carried out and a velocity string was installed in 6 wells.

Chachahuen block

During 2022, in Chachahuen Sur area a new polymer injection unit (“PIU”) started with the connection of 10 polymer injector wells. Also, 1 injector well was drilled and completed, and 22 workovers were carried out, mainly to convert oil producer wells into injector wells.

Cañadón Amarillo block

During 2022, 3 workovers were carried out to evaluate the Mulichinco formation. Results were according to expectations in oil production and above expectations in water production.

Cerro Morado Este block

During 2022, 9 oil wells were drilled and completed, 7 of which were put into production with results according to expectations. Also, 3 polymer injection tests were completed in 3 injector wells showing results according to expectations.

An injectivity polymer test done in 2021 to evaluate the rate, viscosity and pressure with which the polymer can be injected in this reservoir achieved results according to expectations.

Main non-operated areas

Neuquina basin

Loma Negra block

This block is operated by CAPEX S.A. YPF holds a 35.0% working interest.

The area is part of the Plan GasAr 2020-2024, that aims to boost gas production in Argentina by granting competitive prices.

In 2022, 3 vertical gas wells were drilled and put into production. The productivity was as expected in 2 wells, and below expectations in 1 well.

Puesto Pinto (CNQ 7/A) and Jagüel Casa de Piedra blocks

These blocks are operated by Pluspetrol. YPF holds a 50.0% working interest.

In 2022, 22 wells were drilled (14 oil wells and 8 water injector wells), 20 of which were completed and put into production with performance according to expectations (13 oil wells and 7 injector wells), 1 oil well was abandoned as it was dry and 1 water injector well is pending completion as of December 31, 2022. Additionally, 2 oil wells drilled and completed in 2021 were put into production in 2022. Also, 1 oil well drilled during 2021 was completed and put into production in 2022. In terms of well productivity, the performance of these wells was above expectations.

Gobernador Ayala (CNQ-7) block

This block is operated by Pluspetrol. YPF holds a 30.01% working interest.

In 2022, 13 vertical wells (9 of which are oil wells and 4 are water injector wells) were drilled, completed and put into production. Also, during 2022, 2 oil wells and 1 water injector well drilled in 2021, were completed and put into production. Additionally, 2 oil wells and 2 injector wells drilled and completed in 2021 were put into production in 2022. In terms of well productivity, the performance of all the above-mentioned wells was above expectations.

Sur Region

During 2022, production in the Sur Region was 105.1 mboe/d, representing 20.9% of YPF’s total production (YPF net from operated and non-operated areas).

Main operated areas

Golfo San Jorge basin

El Trébol - Escalante blocks

In 2022, 2 oil wells were drilled and put into production with results above expectations.

The drilling of primary recovery wells in the Escalante block was resumed, 1 oil well that looked for deep formations was drilled and put into production showing results according to expectations.

During 2022, 38 workovers (primary and secondary recovery) were carried out in oil producing as well as injector wells, in both El Trébol and Escalante blocks.

Additionally, in the El Trébol block a polymer injection pilot was launched in 2022, 3 wells were drilled and put into production (2 oil wells and 1 injector), and 1 oil well drilled and completed in 2021 was also put into production. In terms of well productivity, all wells showed initial encouraging results to advance to subsequent stages.

Manantiales Behr block

During 2022, in the Myburg block, 6 oil wells were drilled, 5 of which were put into production, with results according to expectations, and 1 well is pending completion as of December 31, 2022. Additionally, 1 oil well drilled in 2021 was completed and put into production in 2022, with results according to expectations.

The primary oil drilling campaign was completed in the following blocks:

●	In the San Diego and Myburg Este blocks, 5 wells were drilled, 3 of which were put into production, 2 wells with results according to expectations and 1 well with results below expectations.
●	In the El Alba Norte Grimbeek block, 5 wells were drilled, 4 of these wells were completed, 3 of which were put into production, with results according to expectations.
●	In the El Alba block, 5 wells were drilled and put into production, with results according to expectations.
●	In the La Carolina block, 2 wells were drilled and put into production, with results according to expectations.
●	In the El Alba Grimbeek block 3 wells were drilled and put into production and, as of December 31, 2022, are under evaluation.
●

In the Grimbeek Norte II block 6 wells were drilled, 2 of which were completed (1 well was put into production and, as of December 31, 2022, is under evaluation), while the remaining 4 are pending completion as of December 31, 2022.

Additionally, 4 replacement wells located along these blocks were drilled. Additionally, 2 appraisal wells were drilled in the Pampa del Castillo Norte and Myburg M-804 blocks, 1 of which was put into production, which are being evaluated to determine the continuity of a possible development.

Additionally, a campaign of 56 primary and secondary oil workovers was carried out in various areas of the block. In general, the results have been according to expectations.

Also, during 2022, a secondary polymer injection pilot was launched in the Grimbeek Norte II block. After a six-month period of injection, signs of incremental production are being observed.

Restinga Alí block

In 2022, 1 oil well was drilled, which represents the greatest incursion of YPF into the San Jorge basin starting from the coast of Comodoro Rivadavia City. Productivity and performance are currently under evaluation in order to define the continuity of the development.

Cañadón León - Meseta Espinosa blocks

During 2022, we performed primary recovery projects (15 oil wells were completed and 4 workovers were carried out), secondary recovery projects (6 oil wells and 12 water injector wells were drilled, and 9 workovers were carried out), and tertiary recovery projects (6 oil wells and 5 polymer injector wells were drilled, and 7 workovers were carried out). As a result of the activity mentioned, in 2022, 20 wells were put into production.

Regarding the primary recovery projects, 1 oil vertical well was completed and put into production in the Cañadón Seco Este area with results according to expectations, and 14 oil vertical wells were completed and put into production in the Cañadón León area with production below expectations.

The first horizontal well targeting the D-129 tight formation, which initiated drilling in 2021 was completed and put into production in 2022. This well was a pilot with the specific objective of evaluating the development cost of horizontal wells in opposition to vertical wells. The result of this pilot is currently under evaluation to define next steps.

Regarding the secondary recovery development projects, we executed projects during 2021, in the “Stage 1 & 2 of CL-122 project” in particular, we observed well integrity problems in repaired wells. As a result, changes were introduced in order to maximize recovery on the new selected patterns by drilling new producers and injectors wells. The execution was carried out according to plan and as of the date of this annual report, water injection and oil response is above expectations. During 2022, we continued improving the development of the Bajo Barreal and Castillo formations. As of December 31, 2022, the results are being evaluated.

Regarding tertiary recovery projects, in 2022, the first polymer injection project in this block, “Pilot B Cañadón León”, began polymer injection. As of December 31, 2022, it is too early to observe oil response.

Los Perales - Las Mesetas blocks

During 2022, we performed primary recovery projects (15 workovers on oil and gas wells with results above expectations) and secondary recovery projects (15 workovers on oil wells, 1 workover on a water injector well and 1 conversion to injector well, with results according to expectations).

Due to the results of the primary workovers, 3 oil wells targeting the Castillo formation in the Las Mesetas block were put into production with results according to expectations, 2 of which were drilled in 2021 and completed in 2022; while 1 was drilled and completed in 2022. Also, 2 appraisal wells were drilled at the Cerro Bayo block, 1 of which was put into production, with initial results according to expectations, although productivity is still being evaluated.

Additionally, 7 oil primary wells were drilled (3 wells in Los Perales block and 4 wells in Las Mesetas block), 6 of which were put into production, with results above expectations.

Additionally, a new polymer injection pilot was carried out at the Los Perales Sur area. The objective is to prove EOR in a thicker selected interval, with higher polymer concentration on water and larger well inter spacing. Injection started in early 2022 while further testing is required to evaluate the performance of such injection.

Barranca Yankowsky block

During 2022, 2 appraisal wells were drilled and completed with gas objective, 1 well was put into production and as of December 31, 2022, production is under evaluation.

Cañadón La Escondida - Las Heras, El Guadal - Lomas del Cuy and Cañadón Vasco blocks

During 2022, 18 workovers were carried out on oil producing wells with results according to expectations.

Also, in 2022, the waterflooding project “Cerro Grande Sur” was implemented, which involved the drilling of 7 wells (4 oil producing wells and 3 water injector wells), all of which were put into production, with results according to expectations. Additionally, the waterflooding project “El Guadal Sur” was carried out, which involved the drilling of 2 oil producing wells and 1 water injector well, all of which were put into production with results below expectations, and 4 workovers on oil producing wells.

In Cañadón Vasco Oeste block, 2 oil wells were drilled and put into production, with productivity results according to expectations.

Main non-operated areas

Golfo San Jorge basin

El Tordillo and La Tapera - Puesto Quiroga blocks

These blocks are operated by Tecpetrol. YPF holds a 7.196% working interest.

On September 12, 2022, by the means of the Decree No. 1,068/2022 the Chubut Province granted the La Tapera and Puesto Quiroga blocks with a 50% royalties’ reduction. The benefit is to be applied on all new producing wells developed until July 2027 and for a 10-year period.

In 2022, 19 oil wells were drilled, 17 of which were completed and put into production, achieving results above expectations.

Exploration & Development activity in the rest of South America

Bolivia

On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P Bolivia S.A. (an indirect subsidiary of YPF) and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), whereby YPF E&P Bolivia S.A. assigned 40.0% of its whole interests, rights and duties under said contract to YPFB Chaco S.A. On August 16, 2021 this amendment process was formally completed by the government notarization of the contract.

Colombia

The COR 12 and COR 33 blocks are located in the Cordillera Oriental basin, which we operate pursuant to the authorization by the ANH. Our working interest is 60.0% in the COR 12 and 55.0% in the COR 33. The combined net area of these blocks is 700 km2. In 2016, together with our partners, we informed to the ANH of our decision to relinquish both blocks. In July 2022, the ANH initiated administrative proceedings claiming the exploration commitments were not performed or paid. As of the date of this annual report, the Company has presented its defenses in the administrative proceedings and the ANH is considering evidence offered by both parties, the Company and the ANH itself.

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

Information on net proved reserves as of December 31, 2022, 2021 and 2020 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2022, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of oil for each month within the twelve-month period ended December 31, 2022, which refers to the domestic oil prices adjusted by each different quality produced by the Company.

The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12-months average of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain areas in the Neuquina Basin, which will be in effect until their corresponding termination dates. See Note 35.d.1) to the Audited Consolidated Financial Statements.

Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years. See “Item 3. Key information—Risk factors—Risks relating to our business—Our reserves and production may decline” and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and natural gas reserves are estimates”.

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

Natural gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2022 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits”.

Net proved developed and undeveloped reserves as of December 31, 2022

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGL and natural gas:

	For the year ended December 31, 2022
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved developed reserves
Consolidated entities
South America
Argentina	262	36	1,637	590

Total Proved developed reserves	262	36	1,637	590

	For the year ended December 31, 2022
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved undeveloped reserves
Consolidated entities
South America
Argentina	344	41	1,189	597

Total Proved undeveloped reserves	344	41	1,189	597

	For the year ended December 31, 2022
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved reserves (2) (3)
Consolidated entities
Developed	262	36	1,637	590
Undeveloped	344	41	1,189	597

Total Proved reserves	606	77	2,826	1,187

(1)	Includes oil (oil and condensate).

(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

(3)

Proved oil and NGL reserves include an estimated 82 mmbbl of oil and 11 mmbbl of NGL with respect to royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves entities include an estimated 335 bcf with respect to such payments.

For information regarding changes in our estimated net proved reserves for the year ended December 31, 2022, 2021 and 2020 see “Supplemental information on oil and gas producing activities (unaudited)” beginning on page S-1 of this annual report.

Reserves replacement ratio

The reserves replacement ratio is the net amount of added proved reserves divided by the volumes produced in any given period.

As of December 31, 2022, the reserves replacement ratio was 124%, as a result of a net proved reserves addition of 228 mmboe (154 mmboe and 74 mmboe of gas and liquids reserves, respectively). Proved reserves increased by 4%, when considering the production of the year 2022 and the amount of proved reserves at the beginning of 2021. There were no reserves volume additions related to sales and acquisitions during 2022.

For additional information regarding changes in proved reserves and the reliability of proved reserves estimates, see “Supplemental information on oil and gas producing activities (unaudited)” and “Item 3. Key information—Risk factors—Risks relating to our business—Our reserves and production may decline” and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and natural gas reserves are estimates”.

The table below presents the reserves replacement ratio:

	For the year ended December 31,
	(%)
	2022	2021	2020
Reserves replacement ratio (1)	124%	229%	12%

(1)	Includes sales and acquisitions volumes.

The paragraph below explains in further detail the most significant changes in our net proved undeveloped reserves for the year ended December 31, 2022.

Changes in our net proved undeveloped reserves during 2022

YPF had an estimated volume of net proved undeveloped reserves of 597 mmboe as of December 31, 2022, which represented 50% of the 1,187 mmboe total net proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 488 mmboe as of December 31, 2021 (43% of the 1,143 mmboe total net proved reserves as of such date).

The 22% increase in net proved undeveloped reserves in 2022, is mainly attributable to:

●

Extensions and discoveries, which added 288 mmboe (808 bcf of gas, 24 mmbbl of NGL and 120 mmbbl of oil) of proved undeveloped reserves mainly from unconventional oil and gas projects of the Vaca Muerta formation at the Neuquina basin in the following areas:

- Oil: Loma La Lata Norte, Loma Campana, Bandurria Sur, La Amarga Chica and Aguada del Chañar.

- Gas: Rincón del Mangrullo, Aguada de la Arena and Aguada Pichana Oeste.

●	Changes in oil and gas prices that resulted in an addition of 2 mmboe of proved undeveloped reserves.

●	An increase of 4 mmboe resulted as a consequence of new reserves estimates, mainly in fields of the Neuquina basin.

●

Field development projects related to proved undeveloped reserves, which allowed a discount and transfer of 111 mmboe to proved developed reserves. The main contributions are related to development wells (108 mmboe) mainly in the Neuquina basin, and improved recovery projects (2 mmboe) mainly in the Golfo San Jorge and Neuquina basins.

●	Modifications in relation to drilling and initial production schedules, and also changes of project strategy and reserves category adjustments, resulted in a deduction of 63 mmboe.

●	Changes of strategy and new estimates of improved recovery projects which resulted in a reduction of 12 mmboe.

During 2022, YPF’s total capital expenditures to continue the development of reserves was US$ 1,772 million, of which US$ 1,235 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2022, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

Estimates of ultimate recovery in conventional reservoirs are usually reviewed by applying recovery factors to the original quantities of petroleum in place. These factors are based on the drive mechanisms inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the reservoir and its production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

For unconventional reservoir developments, reserves estimates are focused on performance-based methodologies, where stimulation technique and current technology information are also integrated in the analysis. When applicable, statistical evaluations are implemented considering state-of-the-art methods.

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

This process to manage reserves booking is centrally controlled and has the following components:

●

The Reserves Audit department (“RA”) is separate and independent from the Upstream business segment. RA’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RA are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the FASB and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RA is responsible for: (i) preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of oil, NGLs and natural gas; and (ii) providing training to personnel involved in the estimation of reserves and reporting process within YPF. The RA is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RA staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RA are registered with or affiliated to the relevant professional bodies in their fields of expertise.

●

The Reserves Auditor, who has headed the RA since January 2023, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third-party engineers. The current Reserves Auditor has over 30 years of experience in reservoir engineering, reserves estimates, project development, field operations, economic evaluations and general accounting regulations. Prior to becoming the Reserves Auditor, he worked as Asset Manager and Head of Planning at fields of the Golfo San Jorge and Neuquina basins, and he was Reserves Audit Team Manager in the RA between 2009 and 2022. He holds a degree in Electrical Engineering from the Universidad Nacional de La Plata, a master’s degree from Escuela Internacional de Negocios, and postgraduate Executive Development Program at IAE Business School. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

●

A quarterly internal review by the RA of changes in proved reserves submitted by the Upstream business segment and associated with properties where technical, operational or commercial issues have arisen.

●

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

●	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

●

Our internal audit team examines the effectiveness of YPF’s financial controls, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

●	All volumes booked are submitted to a third-party reserves audit on a periodic basis. The properties selected for a third-party reserves audit in any given year are selected on the following basis:

-	all properties on a three-year cycle; and
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

In 2022 DeGolyer and MacNaughton audited certain YPF operated and non-operated areas in the Neuquina, Golfo San Jorge and Cuyana basins of Argentina. These audits were performed as of December 31, 2022 and the audited fields contain in aggregate approximately 375 mmboe of proved reserves (161 mmboe were proved undeveloped reserves) as of such date, which represented approximately 32% of our proved reserves and 27% of our proved undeveloped reserves as of December 31, 2022. Copies of the related reserves audit reports are filed as an exhibit to this annual report.

We are required, in accordance with Resolutions No. 324/2006 and No. 69/2016 of the Argentine Subsecretariat of Hydrocarbons, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Subsecretariat of Hydrocarbons, as defined in those Resolutions, and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by the aforementioned Resolutions and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2022. Estimates of our oil and gas reserves filed with the Argentine Subsecretariat of Hydrocarbons are materially higher than the estimates of our proved oil and gas reserves contained in this annual report, mainly because of: (i) information filed with the Argentine Subsecretariat of Hydrocarbons includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Subsecretariat of Hydrocarbons includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in this annual report; and (iii) the definition of proved reserves under the aforementioned Resolutions is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

	For the year ended December 31,
	(mmbbl)
	2022	2021	2020
Oil and condensate production (1)
Consolidated entities
South America
Argentina	83	77	76

Total Oil and condensate production (2)	83	77	76

	For the year ended December 31,
	(mmbbl)
	2022	2021	2020
NGL production (1)
Consolidated entities
South America
Argentina	15	13	13

Total NGL production (3)	15	13	13

	For the year ended December 31,
	(bcf)
	2022	2021	2020
Natural gas production (1)
Consolidated entities
South America
Argentina	423	403	394

Total Natural gas production (4) (5)	423	403	394

	For the year ended December 31,
	(mmboe)
	2022	2021	2020
Oil equivalent production (1) (6)
Consolidated entities
Oil and condensate	83	77	76
NGL	15	13	13
Natural gas	75	72	70

Total Oil equivalent production	173	162	159

(1)

Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 18% of our total proved reserves expressed on an oil equivalent barrel basis. In these fields, for the years ended December 31, 2022, 2021 and 2020, oil and condensate production was 11, 9 and 8 mmbbl, respectively, NGL production was 5, 4 and 5 mmbbl, respectively, and natural gas production was 71, 80 and 87 bcf, respectively.

(2)

Crude oil production for the years ended December 31, 2022, 2021 and 2020 includes an estimated 12, 11 and 11 mmbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

NGL production for the years ended December 31, 2022, 2021 and 2020 includes an estimated 2, 1 and 1 mmbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)

Natural gas production for the years ended December 31, 2022, 2021 and 2020 includes an estimated 57, 53 and 53 bcf, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

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

The following table sets forth the average production costs and average sales price:

	Total	Argentina		Chile
	US$/boe
Production costs and sales prices
Year ended December 31, 2022
Lifting costs	15.1	15.1		-
Local taxes and similar payments (1)	0.6	0.6		-
Other costs	1.3	1.3	(3)	-

Average production costs	17.0	17.0		-
Average oil sales price	64.4	64.4		-
Average NGL sales price	42.6	42.6		-
Average natural gas sales price (2)	21.0	21.0		-
Year ended December 31, 2021
Lifting costs	11.7	11.7		-
Local taxes and similar payments (1)	0.5	0.5		-
Other costs	1.0	1.0	(3)	-

Average production costs	13.2	13.2		-
Average oil sales price	53.7	53.7		-
Average NGL sales price	40.8	40.8		-
Average natural gas sales price (2)	20.6	20.6		-
Year ended December 31, 2020
Lifting costs	10.5	10.5		*
Local taxes and similar payments (1)	0.4	0.4		*
Other costs	2.4	2.4	(3)	*

Average production costs	13.3	13.3		*
Average oil sales price	39.6	39.6		-
Average NGL sales price	24.2	24.2		-
Average natural gas sales price (2)	14.9	14.9		-

*	Not material (less than 1).

(1)

Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of 9.8 US$/boe, 8.8 US$/boe and 6.5 US$/boe for the years ended December 31, 2022, 2021 and 2020, respectively.

(2)	Includes revenues from stimulus programs which aim to boost natural gas production in Argentina. See Note 35.d.1) to the Audited Consolidated Financial Statements.

(3)

Includes (1.0) US$/boe, (0.9) US$/boe and (0.9) US$/boe for the years ended December 31, 2022, 2021 and 2020, respectively, corresponding to the implementation of IFRS 16. See Note 2.b.12) to the Audited Consolidated Financial Statements.

Downstream

During 2022 our downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

During 2022 the Downstream business segment was organized into the following divisions:

●	Refining division (oil refining and petrochemical production).

●	Marketing division (commercialization and marketing of refined and resale products).

●	Chemicals division (commercialization and marketing of petrochemical products).

●	Logistic division (transportation of crude oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales channels).

●	Trading division (trading refined products and crude oil to international markets).

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

Refining division

We wholly own and operate 3 refineries in Argentina:

●	La Plata refinery, located in the Buenos Aires Province.
●	Luján de Cuyo refinery, located in the Mendoza Province.
●	Plaza Huincul refinery, located in the Neuquén Province.

Our 3 wholly-owned refineries have an aggregate refining capacity of 328.1 mbbl/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2022 and 2021, our crude oil production, substantially all of which was destined to our refineries, represented 80.1% of the total crude oil processed by our refineries. The remaining processed crude oil is purchased from third parties. Through our stake in Refinor, we also own a 50% interest in a 26.1 mbbl/d refinery located in the Salta Province, known as Campo Durán.

The following tables set forth the throughputs and production yields for our 3 wholly-owned refineries:

	For the year ended December 31,
	2022		2021		2020
	Throughput	Use	Throughput	Use	Throughput	Use
	(mbbl/d)	(%)	(mbbl/d)	(%)	(mbbl/d)	(%)
La Plata refinery	164.6	87.1%	153.1	81.0%	134.3	71.1%
Luján de Cuyo refinery	104.0	91.3%	100.7	88.4%	83.8	79.4%
Plaza Huincul refinery	16.9	67.1%	16.4	65.1%	16.2	65.0%

Total	285.5	87.0%	270.2	82.4%	234.3	73.4%

The crude oil processed in our refineries during 2022, was the highest processing of the last five years.

	For the year ended December 31,
	(mmboe)
	2022	2021	2020
Throughput crude	104.2	98.6	85.8
Throughput feedstock	3.7	3.9	3.8
Throughput crude / feedstock	107.9	102.5	89.6
Production
Diesel fuel	45.0	43.6	39.3
Motor gasoline	27.0	24.0	17.8
Petrochemical naphtha	8.5	8.9	8.2
Jet fuel	5.7	2.8	2.4
Base oils	0.8	1.2	0.9

	For the year ended December 31,
	(mtn)
	2022	2021	2020
Fuel oil	229	390	349
Coke	885	878	750
LPG	644	637	446
Asphalt	72	146	81

The La Plata refinery is the largest refinery in Argentina, located at the port in the La Plata City, in the Buenos Aires Province, 60 km from the City of Buenos Aires, with a nominal capacity of 189.0 mbbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coke naphtha hydrotreater unit, a platforming unit, two diesel hydro finishing units, a gasoline hydrotreater, an isomerization unit, a fluid cracking catalyst (“FCC”) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline and other chemical products. During 2022, the capacity utilization rate of the La Plata refinery was affected by the revamping of the Topping 4 unit, which was finished this year, and continued working on the Topping D unit and the new desalinator. Additionally, the production of base oils was affected by the maintenance turnaround of the lubricants complex.

The crude oil processed at the La Plata refinery in 2022, of which 75.4% was YPF-produced, originates mainly from the Neuquina and Golfo San Jorge basins. The La Plata refinery crude oil supplies come from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in both cases to Puerto Rosales, and then by pipeline from Puerto Rosales to the La Plata refinery.

The Luján de Cuyo refinery has a nominal capacity of 113.9 mbbl/d, the third largest capacity among refineries in Argentina. This refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit, a platforming unit, an ethyl tertiary-butyl ether (“ETBE”) unit, an isomerization unit, an alkylation unit, a FCC naphtha splitter, a hydrocracking unit, a FCC naphtha hydrotreater unit and two gasoil hydrotreating units. During 2022, we started the revamping of the Topping III unit.

Due to its location in the western of Mendoza Province and its proximity to significant distribution terminals we own, Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest Provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility, 86.1% of the crude oil processed at the Luján de Cuyo refinery in 2022 was produced by us, compared to 82.5% in 2021. Most of the crude oil purchased from third parties originates from oil fields located in the Neuquén and Mendoza Provinces.

The Plaza Huincul refinery, located in the Neuquén Province, has an installed capacity of 25.2 mbbl/d. The only products currently produced at this refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in the La Plata City for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. During 2022, the processing of Plaza Huincul refinery was affected by the maintenance turnaround of the topping and reforming units.

Regarding investments related to new specifications for sulphur content in fuels, established by Resolution SE No. 576/2019, which will enter into force in 2024, we continued working in the Luján de Cuyo refinery to improve the quality of diesel fuel (a new hydro desulfurization unit II (“HDS”), a new hydrogen generator unit II (“Hydrogen II”), and the revamping of the HDS I unit); while in the La Plata refinery the revamping of the catalytic cracking naphtha hydrotreatment plant was completed and the revamping of the magnaforming unit and the new coke naphtha hydrotreatment plant (“HTNC”) continued.

Biofuels are one of the main supplies for gasoline and diesel production. In August 2021, Argentine National Congress enacted Law No. 27,640, which established the percentages of biofuels that must be added to gasoline and diesel and whose validity was set until December 31, 2030. As in the past few years, today, gasoline requires a 12.0% blend of ethanol, while the percentage for diesel was reduced from a 10.0% blend of fatty acid methyl esters (“FAME”) to 5.0%. However, by the end of February 2022, the blends of FAME were reduced as the producers discontinued deliveries arguing that the price fixed by the Argentine government made their operations unprofitable. As a measure to supply an increasing demand of diesel, on June 16, 2022, through Resolution SE No.438/2022 the legal percentage of FAME´s blending increased from 5.0% to 7.5%. Two days later, by means Decree No. 330/2022, this legal percentage increased from 7.5% to 12.5% for a period of 60 days, that was extended for 60 days more through Resolution SE No. 638/2022. As of the date of this annual report, the legal percentage is 7.5%.

Our refineries are certified under International Organization for Standardization (“ISO”) standards. See “Item 4. Information on the company—Sustainability—Environmental matters in Argentina”.

During 2022, the renewable energy produced by the Manantiales Behr wind farm (located in the Chubut Province), Los Teros I and II wind farms (located in the Buenos Aires Province) and the Cañadón León wind farm (located in the Santa Cruz Province) represented 30.0% of the electricity consumption of the Luján de Cuyo refinery and 11.2% of the La Plata refinery. See “—Gas and Power—Power operations—The Argentine electricity generation market”.

Marketing division

Our Marketing division supplies gasoline, diesel, Jet A-1 fuel, lubricants, asphalts, LPG and other petroleum products throughout Argentina and other countries in the region. We work with several industries such as retail, transport, mining, and agriculture.

During 2022 the fuel market continued surpassing pre-pandemic consumption levels.. In 2022, the main levers of growth were the segments of mining, oil and gas and transportation (through service stations and passengers transport companies) and diesel oil was YPF’s most sold product in volume.

In 2022 YPF maintained its leading position in Argentina, with a market share of 55.5% for liquid fuels.

YPF sells two types of gasoline: (i) Infinia gasoline, a premium 98 octane gasoline; and (ii) Super gasoline, a regular 95 octane gasoline. The premium mix obtained in 2022 (31.3%) increased 1.7% compared to the annual average in 2021 (29.6%).

Our market share of Infinia and Super gasolines, according to information provided by the Argentine SE, was 59.6% and 51.5%, respectively, as of December 31, 2022, compared to 58.8% and 51.5%, respectively, as of December 31, 2021.

Regarding diesel, according to the Argentine SE, our market share of 500 and 800 part per million (“ppm”) of Sulphur diesel and 10 ppm of Infinia diesel corresponded to 54.4% and 62.1%, respectively, as of December 31, 2022, compared to 52.5% and 60.0%, respectively, as of December 31, 2021. Finally, our sales volume of Infinia diesel reached 32.4% of total diesel sales volumes, compared to 29.4% in 2021.

The table below provides YPF local market liquid fuels sales volumes:

	For the year ended December 31,
	(mcm)			(%)
	2022	2021	2020	2022 vs 2021	2022 vs 2020
Sales volume (1)
Super gasoline	3,670	3,281	2,580	11.9%	42.2%
Infinia gasoline	1,670	1,383	964	20.8%	73.2%
Diesel (500 and 800 ppm)	5,600	5,222	4,853	7.2%	15.4%
Infinia diesel (10 ppm)	2,678	2,177	1,616	23.0%	65.7%

Total	13,618	12,063	10,013	12.9%	36.0%

(1)	Do not include bunker sales to the foreign market and sales to other companies.

Additionally, considering bunker sales to the foreign market and sales to other companies, sales volume of diesel (500 and 800 ppm) increased by 6.0% and 13.5% compared to 2021 and 2020, respectively; and sales volume of Infinia diesel increased 21.5% and 63.8% compared to 2021 and 2020, respectively. Consequently, total sales volume of fuels increased by 11.8% and 35.1% compared to 2021 and 2020, respectively.

During 2022 competitors remained active in communication, promotions, loyalty actions and bank discounts. To increase brand loyalty, YPF launched campaigns to improve communication and impact on target consumers and to position the brand in the vectors of proximity, quality, innovation, vanguard, trajectory, and engine of the national economy. During the second half of 2022, we presented a media campaign reinforcing the brand attributes (quality and technology) of our liquid fuels, specially Infinia gasoline.

Consequently, in 2022, YPF focused its efforts on the following strategic pillars: contribution to the development and expansion of the retail network; development of brand loyalty through strengthening the ServiClub programme; making the YPF App focus mainly on customer experience; and continuing with the construction of a comprehensive and innovative fuel strategy. Our alliances with Lionel Messi, the Argentine Soccer Association and Adidas were held once again, through shirt and soccer ball promotions in 2022. Campaigns and actions were launched to improve communication and impact on target consumers in line with the FIFA 2022 World Cup in Qatar.

From the point of view of digitalization, YPF continued to focus on promoting the YPF App, which has already positioned as one of the most widely used methods of payment within the service stations with a penetration of 16.2%. The YPF App allows to not only streamline the payment process for the customers, but also centralize the network benefits and discounts such as those for healthcare personnel, bank promotions, YPF Boxes (our oil change service shop) discounts, among others. During 2022, a new functionality of charging in YPF App’s account was incorporated and allows us to reach to unbanked customers.

With respect to the Infinia and Super gasolines, we also continued meeting the “top tier” standard for gasoline introduced by Mercedes Benz, BMW, Audi, GM, Ford, Toyota, Honda, Volkswagen, Navistar and the FCA.

The Marketing division includes the following units:

Retail unit

As of December 31, 2022, Retail unit sales network in Argentina consisted of 1,658 active retail service stations. Out of these, 157 are operated by OPESSA, our wholly owned subsidiary, 138 are operated by the Automóvil Club Argentino (“ACA”) while the rest are operated by third parties.

According to our estimates, as of December 31, 2022, we were the main fuel retailer in Argentina, with 35.1% of the Argentina’s gasoline service stations, followed by Shell, Axion, and Puma with 17.9%, 13.1%, and 8.2%, respectively. During 2022, our diesel and gasoline market share increased 1.4%, compared to December 31, 2021.

During 2022, we continued with the network “transformation” project, installing 128 new images. Additionally, we continue with the construction of OPESSA Echeverria, which aims to become the maximum experience service station in Argentina and is scheduled to be finished during the first half of 2023.

With respect to our network, we inaugurated 17 service stations, which have impacted 17 districts and 8 Argentine provinces, 64.7% of these service stations were new constructions. We continued with the infrastructure plan and invested more than US$ 30 million in image renewal, pumps, tanks, convenience stores (“Full stores”), lubrication points, tele measurements and remodeling in service stations owned by YPF.

Throughout 2022, YPF successfully renewed 96.8% of its expiring contracts with third party retail station owners, which enabled us to maintain a leading position in the market.

We also continue with the +YPF program, which rewards the service stations with the best performance.

Convenience Store unit (“Full stores”)

YPF’s Convenience Store unit is a franchise which comprises 769 convenience stores. Out of these, we operate 158 through OPESSA, while 611 are operated by third parties. YPF’s stores franchising model generates income in the form of royalties paid by stores and suppliers, materialized as a percentage of the store´s sales.

Our main strategy for the Convenience Store unit is expansion. Our objective is to transform all the service station stores into Full store franchises. One milestone in 2022 was the opening of the first standalone store in the Pilar city, in the Buenos Aires province. The number of Full stores increased 11.8% compared to 2021 (81 additional stores in 2022).

During 2022, we continue working towards achieving operational excellence to deliver the best service and products to our customers. Therefore, concept tests of advanced gastronomic equipment were installed in several stores to support hot & cold meals categories.

In 2022, YPF stores sold 208 million units distributed in more than 2,000 stock keeping units (“SKU’s”). The main categories of products sold were: coffee, hot & cold meals, non-alcohol drinks, convenience and kiosk products. Store’s sales, measured as units sold, have increased 26.5% compared to 2021.

Agriculture unit

The Agriculture unit provides an extensive portfolio of products and services, including agricultural advice, delivery, and application of products at the consumption site. During 2022, this unit focused on continuing growing on farmer closeness through five pillars: (i) concentrating on providing service to facilitate tasks to improve results; (ii) providing an integral response from initial sowing to final harvesting, (iii) producing energy through grain (iv) innovating in new phytosanitary products (YPF Agro Diclosulam, TILAM); (v) strengthening the value proposal on fertilizers with precision agriculture, developing seed and traits portfolio; and (vi) maintaining the operational excellence throughout its network.

This strategy was carried out through a network of 103 exclusive dealers, 6 of which are directly operated by YPF. The network is present in 19 Argentine provinces, covering all the agro-productive areas, offering a complete agro portfolio, which includes fuel, seeds, crop nutrition and crop protection products, lubricants, and ensiling bags.

In order to be a point of reference in the industry and stay close to agricultural producers, YPF Agro has been the main sponsor of Expo Agro (the most relevant agrobusiness exhibition in Argentina) since 2020. YPF Agro has sustained a constant renewed portfolio of products and commercial conditions for the exchange of grains since 2019. At the same time, the agricultural unit has been developing and promoting sustainable agronomic practices. Fertilizer and phytosanitary products sales increased by 29.5% compared to 2021. In addition, our fertilizer market share, according to our estimate, was 15.6% compared to 15.0% in 2021.

YPF developed crop financing with instruments such as credit cards with local banks for more than US$ 886 million. We accept different types of grains as payment (exchange), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley and cotton. Some soybeans are processed by third-party companies to obtain soybean oil, meal and hulls that we export. As of December 31, 2022, the revenue from these exports represented US$ 684 million, a 9.8% increase in comparison to 2021. Furthermore, 6.4% of soybean oil is processed into FAME, through third parties, covering part of YPF’s refinery needs. During 2022, we received 1.9 million tons of grains (primarily soybeans), a 12.8% increase compared to 2021.

Industry unit

The Industry unit supplies the entire national industry sectors, which requires a broad portfolio of products and services to meet customer needs. This unit develops specific solutions for mining, oil and gas, transport and general industries. It also supplies products such as fuels (diesel, gasoline, jet fuel, AvGas and fuel oil), lubricants, urea, coal, asphalts, and derivatives (sulfur, CO2, decanted oil, and aromatic extract), either directly from our refineries to the point of consumption through our own ground and waterway network (more than 10,000 direct customers), or through a network of 16 industrial distributors with national coverage (mining, oil and gas and asphalts). Additionally, our aviation segment provides Jet A-1 fuel in 50 airports and AvGas 100LL in 41 airports across Argentina.

Our purpose is to promote efficiency in the value chain of our industry customers, offering energy solutions, supplies and services. Consequently, our strategy is based on closeness with our customers and the development of innovative tailored solutions.

One of the highlights of 2022 was the launch of the YPF Ruta App, a new application specifically oriented to our transportation clients through which, so we can offer a more agile payment process in the service station and a centralization of the network´s benefits such as bank promotions, lubrications discounts, among others.

In 2022, YPF activity in the aviation segment recovered 102.2% compared to 2021, but the demand is still 30.8% lower than in 2019. Our market share for jet fuel was 60.4%. Regarding our operations abroad, in Paraguay, YPF brand is present in three airports, where our market share was 70.6% in 2022. In Chile, our market share was 17.7% with presence in one airport.

Lubricants and Specialties Latam unit

In the Lubricants and Specialties unit, we manufacture a wide range of products including motor oil, heavy duty and industrial lubricants for commercialization in retail, wholesale and industrial markets through a grid of dealers and distributors. We have developed our lubrication network in Argentina, YPF Boxes, with 388 sales points all over the country. In the La Plata industrial complex, we operate a manufacturing facility where we produce lubricants for the domestic market and for export .Our line of automotive lubricants, including mineral and synthetic oils, has been approved by leading global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison and MTU.

During 2022, our sales of lubricants increased by 7.1% compared to 2021. Export sales decreased by 42.9% in 2022 compared to 2021, mainly due to the conflict between Russia and Ukraine, affecting the international supply of raw materials. We export to Brazil and Chile through our wholly-owned companies. Sales volume to YPF Brazil decreased by 96.1% compared to 2021 while sales volume to YPF Chile decreased by 20.5% compared to 2021. We also exported to our network of distributors located in Bolivia, Uruguay and Paraguay, where sales volume was 24.7% lower than in 2021. Regarding our subsidiaries operations, YPF Chile lubricants sales reached 11.7 mcm, a decrease of 20.7% compared to 2021, while YPF Brazil lubricants sales reached 28.2 mcm, a decrease of 37.0% compared to 2021, both affected by the factors mentioned above.

YPF’s strategy is to continue its leadership in the development of lubricants, meeting the latest generation original equipment manufacturers (“OEMs”) requirements for protection and performance needs, in both passenger and heavy-duty vehicles. In 2022 we launched the premium line ELAION Auro, the highest quality for passenger cars motor oil (“PCMO”).

Our market share as of December 2022 was 36.2%, a decrease of 0,4 pp compared to December 2021, according to the information provided by the SE.

The sales of our PCMO line, ELAION, in the domestic market reached to 11,238 cm in 2022, an increase of 21.1% compared to 2021. With respect to our heavy-duty motor oil (“HDMO”) line, Extravida, 2022 sales decreased by 2.8% compared to 2021. Sales volume of Azul 32, a product used in vehicles that complies with the emission standard Euro 5 to reduce gas emissions increased by 30.3% compared to 2021.

Our quality controls ensure that the product reaches the customer in optimal conditions and complies with strict standards. We have achieved the following certifications: (i) for lubricants and specialties, ISO 9001: 2015, ISO 14001: 2015, ISO 45001: 2018, IATF 16949-First Edition; and (ii) for Azul 32: ISO 2224. Additionally, YPF has obtained for Azul 32 API’s certification as part of the American Petroleum Institute (“API”) Diesel Exhaust Fluid Certification Program and German Association of the Automotive Industry (“VDA”) approval to use the AdBlue brand.

LPG unit

We are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and foreign markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties.

In the domestic market, we sell LPG mainly through distributors that supply the domestic retail market. The LPG unit does not directly supply the retail market, which is supplied by our affiliate, YPF GAS. During 2022, we sold 26.5% of our LPG production to YPF GAS for the domestic market.

In 2022, LPG sales reached 590.9 mtn, compared to 526.4 mtn in 2021. In 2022, 377.0 mtn of total sales were sold in the domestic market, compared to 354.5 mtn in 2021. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2022 reached 213.9 mtn, compared to 171.9 mtn in 2021. The main destinations of these exports were Chile, Paraguay and Uruguay. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

The LPG production and purchases from third parties are detailed in the table below:

For the year ended December 31, 2022 (mtn)
Production and purchases
LPG from natural gas processing plants (1)
El Portón	66.3
San Sebastián	15.3
Loma Negra	17.2
Estación Fernández Oro	5.1

Total Upstream	103.9
LPG from refineries and petrochemical plants
La Plata refinery	291.6
Luján de Cuyo refinery	101.1
CIE	37.7

Total refineries and petrochemical plants (2)	430.4
LPG purchased from joint ventures (3)	-
LPG purchased from unrelated parties	46.5

Total	580.8

(1)	San Sebastian, El Portón, Loma Negra and Estación Fernández Oro are wholly-owned by us.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Refinor produced 62.4 mtn of LPG in 2022.

Regarding sale prices, the butane local market is regulated by the Argentine government. In April 2021, by the means of Disposition No. 249/2021, the Argentine government updated butane’s maximum reference prices for the local market, recognizing an improvement in sale prices of 20,0%, which had remained unchanged until March 2022. Subsequently, the prices had the following updates during 2022: 20.0% in April, 15.5% in August, 5.0% in September and 46.9% in December. In August 2021, by means of Resolution SE No. 809/2021, modified by Resolution SE No. 271/2022, a temporary economic assistance was established, which consisted in the recognition of 20.0% of butane sales until December 2022.

In the case of propane, local prices published by the SE are referred to export parity.

Chemicals division

Petrochemicals are produced at YPF productive units in Ensenada, Luján de Cuyo and Plaza Huincul.

Petrochemical production operations in the Industrial Complex Ensenada (“CIE”) are closely integrated to the refining activities at the La Plata refinery, allowing for a flexible supply of feedstock, the efficient use of by-products, such as hydrogen, and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacities were as follows:

For the year ended December 31, 2022
(tons per year)
Capacity
CIE
BTX (benzene, toluene, mixed xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
Butane I	25,000
TAME	105,000
LAB (linear alkyl benzene)	52,000
LAS (linear alkylbenzene sulphonate)	32,000
PIB (polyisobutylene)	26,000
Maleic anhydride	17,500
Propylene	120,000
Plaza Huincul
Methanol	411,000
Luján de Cuyo
Propylene	100,000

Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemicals division and the Upstream business segment.

Raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2022, 2021 and 2020, 85.8%, 77.1% and 74.8%, respectively, of our petrochemical sales (including propylene) were made in the domestic market, while we exported the remainder to Mercosur countries, the rest of Latin America, Europe and the United States.

The La Plata petrochemical and methanol plants are certified under ISO standards, see “Item 4. Information on the Company—Sustainability—Environmental matters in Argentina”.

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

●	Management and development of the petrochemical business of the Company, planning and economic and commercial control, commercialization and post-sale service of petrochemical products.

●	Production of complex aromatics, olefins, maleic, polybutenes and the provision of energy services that operate within the CIE.

The Chemicals division also has 50% ownership of Profertil a worldwide leader in fertilizers, which initiated operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.3 million tons of urea and 0.8 million tons of ammonia per year. Additionally, Profertil markets other nutrients and special blends of prepared land to optimize soil performance.

During 2022, the production of methanol was affected by the maintenance turnaround of the unit located in Industrial Complex Plaza Huincul.

Logistic division (crude oil and products transportation and storage)

We have available for our use a network of 6 major pipelines, 3 of which are wholly-owned by us. The crude oil transportation network includes nearly 2,800 km of crude oil pipelines with 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of 7 mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil operating pipelines is set forth in the table below:

				For the year ended December 31, 2022
			Length	(boe/d)
From	To	YPF interest	(km)	Daily capacity

Puesto Hernández	Luján de Cuyo refinery	100%	528	93,509
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006 (1)
Loma Campana	Lago Pellegrini	85%	88	125,860 (2)
Brandsen	Campana	30%	168	120,700 (3)
Puesto Hernández / Plaza Huincul / Allen	Puerto Rosales	37%	888	232,000 (4)

(1)	Extension of the Puerto Rosales - La Plata refinery pipeline.
(2)	We own 85% of Oleoducto Loma Campana - Lago Pellegrini S.A. (“OLCLP”), operator of the pipeline.
(3)	We own 30% of Oiltanking Ebytem S.A., operator of the pipeline.
(4)	We own 37% of Oleoductos del Valle S.A., operator of the pipeline. The main pipeline is a double pipeline of 513 km which connects the Neuquina basin and Puerto Rosales.

We also own three tanks in the Berisso City, in the Buenos Aires Province, with 90,000 cm3 of capacity.

In June 2019 we achieved an important milestone with the start of the operation of the Loma Campana - Lago Pellegrini pipeline. This pipeline allows for the evacuation of conventional and unconventional crude oil from the Vaca Muerta formation. The pipeline is owned by OLCLP, a company owned by YPF (85%) and Tecpetrol (15%), and is operated by a third company, Oleoductos del Valle S.A. (“Oldelval”).

We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest of 36% and 36% respectively, in the 428 km trans Andean pipeline, which transported crude oil from Argentina to Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the Neuquén Province.

Due to the ramp-up in Argentine unconventional oil production, capital expenditures are required in the midstream segment to evacuate crude oil. A large portion of these investments is being carried out through our midstream affiliates, such as Oldelval and Oiltanking Ebytem S.A. (“OTE”) In addition, we are working towards overhauling the trans-Andean pipeline, with the goal of having it in operating conditions in the second quarter of 2023. We are also working on the construction of the La Amarga Chica - Puesto Hernández pipeline, which will increase the evacuation capacity of the Vaca Muerta Norte oil fields, with an evacuation capacity of 40,000 cm/d, and the La Calera - Loma Campana pipeline, which will have an evacuation capacity of 10,000 cm/d.

In 2022, YPF entered into an agreement with Oldelval, to hire firm capacity to transport liquid hydrocarbons for 12,526 cm/d until November 2037, through which Oldelval incorporates, as of 2025, liquid hydrocarbon transportation capacity in the Allen - Puerto Rosales pipeline for an additional 50,000 cm/d to the current base transportation capacity of 36,000 cm/d.

Additionally, in 2022, YPF submitted to OTE, an irrevocable offer to contract firm storage and dispatch capacity to liquid hydrocarbons ships for 8,000 cm/d until November 2037, through which OTE incorporates, as of 2025, dispatch capacity to liquid hydrocarbons ships for an additional 50,000 cm/d to the current base dispatch capacity of 10,900 cm/d.

We own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: (i) Caleta Córdova in the Chubut Province, which has a capacity of 314,000 cm; and (ii) Caleta Olivia in the Santa Cruz Province, which has a capacity of 246,000 cm. We also have a 30% interest in OTE, operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cm, and in the crude oil pipeline that connects Brandsen, with a 60,000 cm of storage capacity, to the Axion Energy Argentina S.R.L. refinery in Campana city, which extends 168 km, in the Buenos Aires Province.

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

Additionally, during 2022 the adaptation of the pumping station in Dock Sud was completed, enabling to increase the transport capacity of the La Plata - Dock Sud - La Matanza polyduct. In addition, the dispatch work of Infinia Diesel was carried out through the Port of La Plata, enabling dispatch capacity for other products, and the construction of the site to enable the import of group II base oils. Investments for continuity of operations were carried out mainly associated with changes of stretches of pipelines and their maintenance, and the repair of tanks in different dispatch terminals.

Trading division

Our Trading division sells refined products and crude oil to international customers, and purchases crude oil from domestic oil companies and refined products from international suppliers. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha, virgin naphtha, MTBE, green coke, decanted oil and AvGas.

This division exports to different countries, mainly to China, Paraguay and Brazil, among others. The following table sets forth sales to international clients:

	For the year ended December 31,
	(mmbbl)
	2022	2021	2020
Exports
Crude oil	0.4	0.6	5.2
Refined products	4.7	4.7	5.7
Marine fuels	1.9	1.5	1.8

Total	7.0	6.8	12.7

In 2022, we continued supplying virgin naphtha to Petropar, in Paraguay, totaling an annual delivered volume of 0.56 mmbbl. The total quantity is made up of 0.25 mmbbl corresponding to the contract agreed in 2021, and additional of 0.31 mmbbl corresponding to a new contract celebrated in 2022.

The following table sets forth sales to the domestic market:

	For the year ended December 31,
	(mmbbl)
	2022	2021	2020
Domestic market
Crude oil	0.8	0.6	2.1
Marine fuels	1.0	0.9	1.0

Total	1.8	1.5	3.1

In addition, imports of low sulfur diesel, gasoline, AvGas, among others, totaled 9.9 mmbbl in 2022, increasing 35.6% compared to 7.3 mmbbl in 2021 and 266.7% compared to 2.7 mmbbl in 2020. United States, United Arab Emirates and India were the main origin countries of these imports.

Imports of fertilizers and agrochemicals totaled 0.4 million tons in 2022 compared to 0.6 million tons in 2021 (a decrease of 33.3%) and 0.5 million tons in 2020 (a decrease of 20.0%). United States and South Korea were the main origin countries of these imports.

Gas and Power

During 2022, our gas and power activities included: (i) the natural gas transportation to third parties and the Downstream business segment, and its commercialization; (ii) the commercial and technical operation of the LNG regasification terminals in Escobar and Bahia Blanca, by hiring regasification vessels; (iii) the conditioning and processing of natural gas; (iv) the distribution of natural gas; (v) the separation of natural gas; and (vi) the generation of thermal conventional electrical energy and renewable energy through its investments in associates and joint ventures.

Gas operations

The Argentine natural gas market

Most of our proved natural gas reserves in Argentina (89.7% as of December 31, 2022) are situated in the Neuquina basin, which is strategically located in relation to the principal market of Buenos Aires Province and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, since there is no meaningful storage capacity in Argentina. As the full field developments take place in the Neuquina basin, in the short term the evacuation limitations will represent a risk that needs to be addressed.

The Argentine government has the objective to increase the Neuquina basin pipelines capacity. In that sense, in February 2022 the Argentine government through Decree No. 76/2022 granted a transport concession on the future Presidente Néstor Kirchner gas pipeline to Integración Energética Argentina S.A. (“IEASA”, or “Energía Argentina S.A.”, “ENARSA” since August 1, 2022), to contribute to the natural gas production growth and increase our natural gas supply. This gas pipeline will expand the natural gas evacuation capacity in the Neuquina basin starting from Tratayén in the Neuquén Province, passing through Salliqueló in the Buenos Aires Province to San Jerónimo in the Santa Fe Province. The aforementioned Decree also determines, among others, that YPF: (i) will have priority for contracting transportation capacity, in which case it must prepay all or part of the amount associated with said contracts, with prior approval from the Ministry of Economy; (ii) may be the total or partial transferee of ownership of the transportation concession with prior authorization from the SE; (iii) may establish with IEASA the scheme of technical collaboration, association, investment, or any other form of participation, in order to enable the execution of the programs and/or projects that are financed with the funds of article 7, paragraph 5 of Law No. 27,605; and (iv) transport tariffs through the gas pipeline shall be determined and regulated by the ENARGAS. Also, Resolution SE No. 67/2022 declared the construction of the Presidente Néstor Kirchner gas pipeline to be of national public interest and of priority execution.

During the second quarter of 2022, there was progress in the bidding process for the construction of the main gas pipeline between Tratayén and Salliqueló. Since the second half of 2022, the contracts for the construction of certain sections of the gas pipeline corresponding to the first stage of 573 km were signed and begun the bidding process for the basic extended engineering for the construction of the second stage, the assembly of construction sites, track openings and pipe stockpiling for the construction of some sections. Likewise, YPF has signed an agreement with ENARSA for the provision of technical collaboration services.

During the past years, the Argentine government has taken many steps aimed at satisfying domestic natural gas demand, including pricing, export restrictions, higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine natural gas producers, affecting natural gas production and exports from every producing basin.

In November 2022, through Decree No. 730/2022, the Plan GasAr 2023-2028 was created which will allow the Company, as well as Plan GasAr 2020-2024 created in 2020 through Decree No. 892/2020, to have average prices in future contracts and long-term contracted volumes representing a more predictable context for natural gas production and investment projects. Through Resolution No. 770/2022, the SE summoned a national public tender to extend the undertaken commitment by the allottees in the Neuquina basin under the Plan GasAr 2020-2024 and for the award of volumes under the Plan GasAr 2023-2028 for the following types of contracts: (i) “Gas Plano Julio” (11.0 mmcm/d for the period between July 2023 and December 2028); (ii) “Gas Plano Enero” (3.0 mmcm/d for the period between January 2024 and December 2028); (iii) “Gas de Pico 2024” (7.0 mmcm/d for the period between May and September, for the years 2024 to 2028; and (iv) “Gas de Pico 2025” (7.0 mmcm/d for the period between May and September, for the years 2024 to 2028).

In December, 2022, under the national public tender process and through the Resolution SE No. 860/2022, the Company has committed to: (i) extend Plan GasAr 2020-2024 to 20.9 mmcm/d until December 2028; (ii) “Gas Plano Enero” from January 2024 to December 2028: 0.97 mmcm/d at 3.66 US$/MBtu; and (iii) “Gas de Pico 2024” from May to September, for the years 2024 to 2028: 3.25 mmcm/d at 4.89 US$/MBtu. These offered prices are affected by a summer season price factor (0.82%) and a winter season price factor (1.30%).

In January 2023, by means of Resolution SE No. 6/2023, the SE set forth the adequation of natural gas prices at the point of injection to the transmission system (“PIST”) for supply contracts executed under the framework of the Plan GasAr 2020-2024.

For further information see Note 35.d.1) to the Audited Consolidated Financial Statements.

Natural gas consumption in Argentina, in 2022, totaled 1.78 bcf (or 50,491 bcm). As of December 31, 2022, the number of users connected to distribution systems throughout Argentina was 9.1 million.

In 2022, 85.5% of our natural gas sales were produced in the Neuquina basin. During 2022 we sold 21.8% of our natural gas to local residential distribution companies, 10.0% to compressed natural gas end-users, 30.4% to industrial users (including our affiliates Compañía Mega S.A. (“Mega”) and Profertil), 24.9% to power plants (including our affiliate YPF EE), 8.6% to YPF’s Downstream business segment and the remaining 4.3% was exported.

As of December 31, 2022, YPF had a market share of 57.4% in the compressed natural gas market segment, compared to a market share of 43.5% as of December 31, 2021. The price of compressed natural gas is determined by the retail price of Super gasoline.

For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.

Natural gas distribution

We currently hold a 70% stake in Metrogas. During 2022 Metrogas distributed 6,773 mmcm (or 238.8 bcf) of natural gas. Tariffs that regulate the gas distribution market are determined by a complex and regulated framework.

For additional information regarding YPF’s shareholding in Metrogas and Metrogas tariff issues, see Note 35.c.3) to the Audited Consolidated Financial Statements.

LNG regasification

YPF provide regasification services to ENARSA under certain agreements since May 2008.

UT Escobar has executed agreements with Excelerate Energy South America LLC to provide and operate a 151 mcm (or 533 mcf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 22.5 mmcm/d (or 800 mmcf/d) of natural gas. Since the beginning of its operations, LNG Escobar terminal has converted 25.6 bcm (or 903.0 bcf) of LNG into natural gas, which has been injected into the Argentine network. In 2022, natural gas injected into the Argentine network amounted to 1.3 bcm (or 44.4 bcf).

In 2022, the Company approved an addendum to the UT GNL Escobar Contract of the Escobar Regasification Terminal to extend its validity until May 31, 2023, maintaining the same commercial conditions. Also, the Company entered into an agreement with ENARSA to provide the regasification service at the Bahia Blanca terminal from May 2022 through September 2022 (during the winter season).

In September 2022, YPF and Petronas signed a Joint Study and Development Agreement for an integrated LNG project in Argentina that will encompass the production of unconventional gas of the Upstream business segment, the development of gas pipelines and infrastructure, the production of LNG, as well as international marketing and logistics.

In 2020, YPF and Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. (collectively “Exmar”) entered into a settlement agreement which established the termination of the charter and liquefaction services agreements of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitral claims initiated by Exmar. As a result of this settlement agreement, the Company had to pay US$ 150 million. As of the date of this annual report, the agreed payment was complied with. For additional information see Note 34.d) to the Audited Consolidated Financial Statements.

Other natural gas investments and activities

Natural gas transportation and storage capacity

Natural gas is delivered by us through our own gathering systems and through the midstream companies such as Gasoducto del Pacífico (Argentina) S.A. (“GPA”) in which we have a participation of 10% and Transportadora de Gas del Sur S.A. (“TGS”) from each of the major basins to the five trunk pipelines.

In 2022, we renegotiated with GPA the firm natural gas transport service contract signed in 2016 and addended in 2020, increasing the booked capacity from 5.5 mmcm/d to 7.5 mmcm/d in order to evacuate the natural gas of the Aguada de la Arena block, which is one of YPF’s main gas blocks.

Additionally, YPF provides midstream services, such as natural gas transportation and processing, through our own facilities. In 2022, the Company signed a contract with Pan American Energy and Total Austral S.A. to transport up to 3 mmcm/d from May 2022 to May 2027.

We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing limited volumes of natural gas during periods of low demand and selling such natural gas during periods of high demand. Our principal gas storage facility, Diadema, is located in the Patagonia region, near the Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001. During 2022 we extracted 116.8 mmcm of natural gas from Diadema and sold it to our clients.

During 2022, continued the renovation of the Loma La Lata turboexpander plant and expect to start operation in the third quarter of 2023, increasing the processing capacity of the Neuquina basin by 6 mmcm/d of gas and 600 t/d of NGLs.

The construction of a pipeline network has started in 2022, which should allow the processing of the associated gas from the northern area of the Vaca Muerta formation in the El Portón industrial complex, where there are enough cryogenic plants and compression power. In the same way, in the facilities of the southern region of the Vaca Muerta formation it should enable future developments in the area. In the western region, the transport capacities of the Rincón del Mangrullo gas pipeline will be expanded increasing the transportation capacity up to 5 mmcm/d. For further information, see “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

NGLs

YPF owns 38% of Mega, while Petrobras and Dow Chemical own 34% and 28%, respectively.

Mega operates:

●	A separation plant located in the Loma La Lata field, in the Neuquén Province.

●	A NGL fractioning plant, which produces ethane, propane, butane and natural gasoline located in Bahía Blanca City, in the Buenos Aires Province.

●	A pipeline that transports the NGL produced in Loma La Lata to Bahía Blanca City.

●	Transportation, storage and port facilities in the fractioning plant.

Mega’s maximum annual production capacity is 1.6 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractioning plant is used in the petrochemical operations of PBB Polisur S.A., owned by Dow Chemical, and exported by gas tanker ships to Petrobras and other relevant clients.

In December 2022, Mega approved a project for the construction of a new fractioning module in the Bahia Blanca fractioning plant, which will allow by 2025 to increase 20.0% the production capacity of LPG and natural gasoline. This is equivalent to adding 900 t/d to the current production of C3+ (butane, propane and gasoline).

Natural gas delivery commitments and supply contracts

We are committed to providing fixed and determinable quantities of natural gas in the near future under a variety of contractual arrangements.

As of December 31, 2022 we were contractually committed to deliver 81,5 mmcm (or 2,87 bcf) of natural gas in the future (without considering interruptible export supply contracts), of which 38,2 mmcm (or 1,3 bcf) will have to be delivered from 2023 through 2025. The aforementioned figures contain the commitments within the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.d.1) to the Audited Consolidated Financial Statements). According to our estimations, as of December 31, 2022, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties. For further information regarding our hydrocarbons production see “Item 4. Information on the company—Upstream—Oil and gas production, production costs and sales prices”.

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

The current regulatory framework allows firm (only during summer periods, October through April) and interruptible exports (all year), subject to the availability, relevant authorization from the SE and supply of the domestic market.

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

YPF entered into a firm agreement, which is annually renewed, with Methanex under Plan GasAr 2020-2024 for the 2022-2023 summer period. The daily maximum volume under this agreement is 1.3 mmcm/d, in order to deliver the committed volumes of gas under the GSA 2001. Any volume above 1.1 mmcm/d will be considered gas recovered from the volumes that have not been delivered for regulatory reasons.

During the winter period in 2022, there were some surpluses of natural gas in the Neuquina basin that allowed the Company to perform interruptible exports, mainly concentrated in August and September.

Additionally, in May 2022, the Argentine government called for offers in order to allow firm natural gas exports through Gasoducto Gas Andes Argentina S.A. (“Gas Andes”) for summer period (October 2022 to April 2023), and GPA from June 2022 to September 2023. Therefore, YPF presented offers to the SE to be awarded along with Innergy Soluciones Energéticas S.A. (“Innergy”) in order to supply the GPA pipeline until September 2023 (0.3 / 0.5 mmcm/d), and along with its subsidiary YPF Chile S.A. for the operation in the Gas Andes pipeline until April 2023 (0.5 mmcm/d).

For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.

For information regarding claims arising from restrictions in the natural gas market see “Item 8. Financial information—Legal proceedings”.

Power operations

The Argentine electricity generation market

The Argentine power market’s needs are mainly met by thermal and hydroelectric power plants and other sources of energy such as wind, solar and nuclear energy. In 2022, Argentina’s energy demand amounted to 138,755 GWh and increased by 3.6% compared to 2021, according to CAMMESA’s latest report.

YPF EE, an affiliate of YPF, considers itself to be one of the strongest competitors in the electrical generation market in Argentina, being the biggest player in the private market (Mercado a Término de Energías Renovables or “MATER”) with 37.2% of the market share, and holding the second place in renewable energy generation with 9.4% of the market share during 2022.

In 2022, YPF EE generated 10,150 GWh through its plants located in Tucumán, La Plata, Buenos Aires, Neuquén, Santa Cruz and Chubut, including its indirect interest in Central Dock Sud S.A. presenting a decrease in power generation of 11.6% as compared to 2021. The average electricity price was 34.4 US$/MWh, a 29.7% increase compared to 2021 (the average price in Pesos was 4,663 Ps./MWh, an 83.3% increase compared to 2021) being impacted by the subsidy reduction in the residential and non-residential prices. Meanwhile, the annual average marginal production cost was 87.7 US$/MWh, a 22.6% increase compared to 2021 (the average cost in Pesos was 11,587 Ps./MWh, a 68.6% increase compared to 2021).

On February 26, 2020, the SE through Resolution No. 31/2020 established that the remuneration of generation units not committed under contracts will be nominated in Argentine pesos (set in U.S. dollars through Resolution ex Secretariat of Electric Energy No. 19/2017). Thus, the SE, through subsequently resolutions has been determining increases in the aforementioned remuneration regime. In that sense, on April 21, 2022 the SE through Resolution No. 238/2022 determined an increase of 30.0% since February 2022 and 10.0% since June 2022 in the remuneration regime. On December 14, 2022, through Resolution No. 826/2022 the SE determined an increase of 20.0% since September 2022, 32.0% since December 2022, 65.0% since February 2023 and 111.2% since August 2023 in the remuneration regime.

Regarding the renewable energy market, our affiliated company, YPF EE, has a 100% interest in Manantiales Behr, Los Teros I, Los Teros II and Cañadón León wind farms, which represented 12.8% of wind power generation in Argentina during 2022 and 12.0% of wind power installed capacity as of December 31, 2022.

During December 2021, Cañadón León wind farm started its commercial operations with an installed capacity of 123 MW, which allowed YPF EE to be awarded a power purchase agreement (“PPA”) for a 20-year term with CAMMESA for 102 MW. The remaining 21 MW will be delivered to YPF under a PPA for a 15-year term in the MATER.

The year 2022 was a year of records for YPF EE wind farms. The annual production podium was led by Manantiales Behr wind farm with an average load factor of 61.9% compared to others wind farms of the national electricity grid (“SADI”). Both Cañadón León and Los Teros wind farms reached high levels of efficiency (a maximum of 69.3% in August 2022 and 60.1% in November 2022, respectively).

As far as projects, in February 2022, YPF EE started the construction of the 100 MW first stage of the Zonda solar farm, located in the Iglesia Department in the San Juan Province, which will allow to generate more than 300 GWh a year to supply the MATER as of the second quarter of 2023.

Additionally, on January 2023, the YPF EE´s Board of Directors approved the construction of its fourth wind farm, to be installed in the General Levalle town, in the Córdoba Province, which will have an installed capacity of 155 MW, equivalent to the consumption of more than 190,000 homes, and would have an estimated capacity factor of 50.0%. The projected investment will be more than US$ 260 million and the construction is scheduled to be operating in the fourth quarter of 2024.

For additional information on related regulations, see Note 35.c.5) to the Audited Consolidated Financial Statements.

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter mainly due to higher prices.

In recent years, there were periods of natural gas oversupply in the off-peak period (non-winter season) due to certain governmental incentives for unconventional natural gas production and the strong competition in the power generation plants segment promoted by CAMMESA, resulting in a lower amount of firm commitments and/or contracts for shorter terms and at lower prices, even during the highest natural gas consumption months. This context of short term natural gas oversupply and low prices, economic recession and macroeconomic uncertainty, generated a drop in natural gas production. In order to boost natural gas production, the Argentine government created stimulus programs such as Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.d.1) to the Audited Consolidated Financial Statements), ensuring to supply the natural gas demand over the next six years at an average price that allows the development of our natural gas projects in the Neuquina basin.

Research and development

In 2012, YPF created YPF Tecnología S.A. (“Y-TEC”), a highly specialized company focusing on research and development (“R&D”) activities. YPF owns 51%, and Argentina’s National Science and Technical Research Council (“CONICET”) owns 49%.

All R&D activities carried out by Y-TEC are strategically aligned to YPF’s needs. The Y-TEC’s Board of Directors consists of four directors appointed by YPF and three directors appointed by CONICET. The Chairman and the General Manager of Y-TEC are appointed by YPF. Activities are conducted at facilities that host 48 laboratories and 12 experimental plants and employs 247 professionals dedicated to the development of innovative solutions for the energy sector.

Y-TEC has the mandate to coordinate and manage all YPF’s R&D efforts, consolidating and boosting a portfolio of 62 projects as of December 31, 2022, aimed to generate high-impact technological solutions. Y-TEC also has several service platforms that provide high quality technical and laboratory support services. During 2022 Y-TEC executed technical assistance and specialized services.

Y-TEC explores opportunities throughout the actual and future energy sector. This is a broad and diversified strategy approach, that in 2021 has been revisited to improve technology transfer strategies, and thus time to market, while keeping alignment with YPF’s needs. Currently the R&D programs cover core areas such as smart equipment and tools, innovative chemicals for the O&G industry, fuels and transition energies, subsurface technologies and environmental sustainability solutions.

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

Our innovative chemicals for O&G industry focus on increasing the recovery factor through the development of chemical enhanced oil recovery technologies, novel tracing technologies to improve secondary recovery through the development of a wider range of tracers and new chemicals for unconventional reservoirs, as well as tailor-made fluids and additives.

In the case of smart equipment and tools, we apply our technological knowledge to develop low cost, on-line, measuring and monitoring solutions for harsh field operations. We also focus on novel equipment and tools that can provide solutions for hydraulic fracturing operations, such as plugs, polymer injection and oil water separation, among the most important ones.

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

Some of the main technologies that we were able to transfer in 2022 to the market were (i) Integra Digital (phytosanitary field analyzer with digital integration); (ii) Y-PROP (first traceable support agent developed in Argentina); (iii) Y-POLYPLUG (expansive polymers for well cementing operations); (iv) Tapones Shear Out (designed for hydraulic test operations); (v) Servicios MIC (the first Argentine platform for microbial monitoring in O&G industry); and (vi) Nanoburbujas (sustainable remediations).

Additionally, H2AR Consortium, a consortium created in 2020 by Y-TEC seeking to develop the hydrogen economy in Argentina, was consolidated by incorporating 56 companies.

During 2020 Y-TEC signed a commercialization agreement with a local scientific start-up, NEOKIT S.A.S., which developed a rapid COVID-19 test. This agreement remains ongoing and resulted in the commercialization by Y-TEC of 4.8 million test kits since 2020.

Competition

YPF is a vertically integrated energy company, which allows generating synergies between the different business segments.

We are involved throughout the entire oil and natural gas value chain, including the production, refining, commercialization and distribution of hydrocarbons, obtaining margins at all levels, which gives us unique flexibility in managing our portfolio in relation to our target markets. Our oil production is destined practically in its entirety to our refineries, although we expect to start directing some of our oil production to export markets in the upcoming future. The fuels sold both at our service stations and in the rest of the commercialization channels come mostly from our refineries and are supplemented by imported fuels when the market situation justifies it. This effort to satisfy current demand ensures a robust client portfolio in the long term, reinforcing the opportunities for profitability through the integrated value chain. Therefore, as of December 31, 2022, the Company maintains its leadership in Argentina in practically all the business segments in which it operates.

We continuously assess the external environment and our competitive position to adjust our business strategies and plans to create and sustain our competitive advantages.

Upstream

In our Upstream business segment, we encounter competition from major international oil and gas companies and other domestic oil and gas companies in acquiring or renewing exploration permits and exploitation concessions. In such context we own the following competitive strengths:

●	We are the largest producer of natural gas and of crude oil in Argentina:

During the last ten years, we have transitioned from exploiting all of our production from conventional fields to exploiting 49.2% of our production from unconventional resources (tight and shale). In that sense, we are the largest shale operator outside the United States with a production of oil and gas of 202.4 mboe/d in 2022, as a result of the continuous expansion of our unconventional upstream project portfolio and our strategic presence in the Vaca Muerta formation.

For information about our oil and gas production and the number of productive wells see “—Business organization—Upstream”.

We have incorporated new natural gas and crude oil projects with a focus on tight gas, shale gas and shale oil, reducing by half initial development costs in the Loma Campana block by using more efficient drilling and field stimulation methods, such as utilizing larger horizontal wells with not only higher frac stages but also higher water intensity and support.

The success achieved in accelerating production growth of the Vaca Muerta formation, particularly during 2021 and 2022, led to saturating the oil and gas evacuation capacity of the Neuquén basin. Consequently, during 2022, we have begun works on midstream infrastructure, both in the crude oil and natural gas sides, that will be launched in 2023 (and beyond) that will be key to increasing the evacuation capacity of the basin and therefore the production growth in its deposits.

●	Substantial portfolio of oil and gas concessions:

As of December 31, 2022, we held working interests in numerous exploitation concessions and exploration permits in Argentina (see “—Business organization—Upstream—Exploration permits and exploitation concessions in Argentina”). Our exploitation concessions in the Neuquina basin accounted for a large part of our proved reserves of oil and gas.

For information about our oil and gas reserves please refer to “—Business organization—Upstream—Oil and gas reserves”.

Downstream

In our Downstream business segment, we face competition from domestic and international oil companies. In our export markets, we compete with numerous oil and trading companies. We operate in a dynamic market in the Argentine downstream industry and the crude oil production industry:

●	Significant refining and logistics assets:

We are the largest refiner in Argentina with 3 wholly owned refineries and a 50% stake in Refinor supplying fuels throughout the country, through our terminals, plants and network of service stations. As of December 31, 2022, we own significant refining assets with processing capacity that represent more than 50% of Argentina’s total refining capacity and operate with high utilization rates. Our refining system is highly complex, which gives us the flexibility to transfer part of our production resources to products with higher added value.

Gas and Power

Our Gas and Power business segment includes two main businesses. In our Natural Gas business, we encounter competition from major international oil and gas companies and other domestic oil and gas companies in natural gas sales agreements with different clients, transport capacities in major gas pipelines and gas processing and treatment; while in the Power generation business, we encounter competition from international and domestic power companies in energy generation and distribution, and in awarded power purchase agreements for new projects. In such context we own the following competitive strength:

●	Consolidated integrated position in the gas and power industry:

As of December 31, 2022, we have a significant share (28.9%) in the local natural gas supply, including LNG regasification, in a market that still requires natural gas imports in the winter period. The range of customers supplied is wide, made up of the Residential, Compressed Natural Gas (“CNG”), Electricity Generation and Industrial segments, as well as our own refineries and chemical complexes, and our affiliated companies (Mega, Profertil and Refinor).

We also participate in the distribution of natural gas through our participation in Metrogas (the largest gas distributor in Argentina) where the natural gas market is highly developed.

In the power generation segment, we had been carrying out new projects that complement the energy offer in partnership with leading companies in the sector, including projects to develop renewable energy.

For further information about our gas and power operations please refer to “—Business organization—Gas and Power”.

Sustainability

Our commitment to sustainability

One of our values is the commitment to sustainability, which, in its triple dimension (Environmental, Social and Governance, or “ESG”), is an integral part of our identity, our objectives and our way of working and doing things. In addition, it is a commitment established in our Code of Ethics and Conduct (“CDEyC”), which each member of the organization must make their own.

We have a sustainability policy (“Sustainability Policy”) where we describe our aim to contribute towards sustainable energy development in ESG, through a responsible and transparent business, based on innovation, new technologies and the best practices. Our corporate approach is materialized through a strategy organized around four priorities: (i) sustainable production; (ii) climate action; (iii) people care; and (iv) shared value creation. Such priorities are directly linked to our institutional purpose and allow us to contribute to the achievement of the United Nations 2030 Agenda for Sustainable Development Goals and the goals of the Paris Climate Change Agreement signed in 2015 (“Paris Agreement”). We seek to conduct our business in line with the goals of the Paris Agreement, as well as contributing to the Sustainable Development Goals (“SDGs”). Guided by our corporate values, policies and CDEyC, our vision and strategy frame our understanding of and our response to sustainability issues.

Sustainability governance

Senior management reviews and monitors relevant sustainability topics. The Company develops a sustainability index (“Sustainability Index”) as one of the Company’s strategic objectives, which is a matrix of four targets (as measured on an annual basis): (i) frequency of accidents; (ii) reduction of specific carbon dioxide (“CO2”) equivalent emissions; (iii) gender equity; (iv) and overall performance on ESG matters. In this sense, the variable performance bonus received by the Company’s top executives and YPF’s direct employees is based on holistic evaluations that include meeting such collective goals related to sustainability.

The Board of Directors follows up sustainability matters through the Risk and Sustainability Committee. This Committee is in charge of establishing comprehensive management policies for business risks and monitoring their adequate implementation, as well as promoting best practices in sustainability, among other functions. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Risk and Sustainability Committee”. Additionally, YPF’s department Management of Sustainability and Energy Transitions is responsible for formulating, proposing and leading the Company’s transversal sustainability strategy, and reports to the Vice Presidency of Sustainability and Operational Excellence and periodically updates the Risk and Sustainability Committee on its progress. Additionally, this department Management prepares the Sustainability Report on an annual basis.

As part of the process of making our Sustainability Report, each year we conduct a materiality analysis focused on identifying our stakeholders’ perceptions, opinions, and expectations. Thus, we update the material issues to report, that is, those that have or may have significant economic, environmental, or social impacts on the Company’s relationship with its stakeholders. To define the list of topics to be consulted, we took into account the global sustainability context, media analyses, presentations to investors’ inquiries, relevant ESG standards at a global level (GRI, SASB, TCFD, UNGC and ODS standards), and the Company’s role in achieving Sustainable Development Goals (SDG).

Sustainability management

YPF is committed to operating in balance with its environment, in a sustainable way. In this sense, it carries forward its mission to produce and provide energy focusing on environmental care, trying to minimize possible negative impacts, looking to enhance the positive effects associated with its operations and prioritizing the protection of workers, the environment and the communities. Since 2018, YPF has been implementing its Operational Excellence Policy, where we express our aim to be a modern energy company, committed to our community, employees, customers, suppliers and shareholders, which is why we have adopted operational excellence as an essential value, along with an ad hoc management model designed to guarantee that in each activity that we carry out, we seek to minimize its possible negative impacts and enhance the positive ones, always prioritizing the protection of workers, the environment and communities.

This model is based on our culture of prevention, the logic of process safety and recognized international standards, such as ISO 9001, ISO 14001, ISO 31000, ISO 45001, ISO 50001, the GRI Standards, and the IOGP-IPIECA guidelines.

We measure our progress in sustainability based on priority issues for our business and stakeholders, with annual and multi-year targets and by how they contribute to achieving the SDGs. In this sense, as a Company of the energy sector, our sustainability initiatives are focused on safe, affordable and sustainable energy production, creating economic value and decent work conditions, reducing emissions, innovating by developing new energy solutions, and conducting safe and responsible operations. Likewise, we are working on fostering diversity and gender equity, building solid, ethical and transparent relations and alliances which boost solutions exponentially.

Our Operational Excellence Policy allows all areas to find the scope of their responsibilities and contributions to operational excellence, as well as articulate their guidelines in pursuit of the prevention of unwanted impacts. It also represents our commitment to developing investment plans to face contingencies that may affect people, the environment, the integrity of our assets, and the fulfillment of commitments with stakeholders.

Sustainability performance indicators

It should be noted that some of our sustainability indicators are reviewed externally (with limited independent assurance), which are published on our annual Sustainability report along with its performance for the last three years.

Sustainability initiatives and actions

We aim at having a relevant role in global, national and local corporate and energy sustainability related organizations and initiatives. In that sense, during 2022:

●

We worked on our sustainability plan and its respective performance KPIs, which are aligned with the global sustainability commitments we assumed. To achieve this, we updated, among others, an assessment of our performance according to worldwide recognized ESG ratings.

●

We continued being part of the Argentine Network of the United Nations Global Compact Initiative and participate in the Argentine World Business Council for Sustainable Development (“WBCSD”). On the Argentine WBCSD platform we publish our main initiatives that contribute to achieving the objectives of the United Nations 2030 Agenda for Sustainable Development Goals.

●	We also participated in and promoted the second phase of the Oil & Gas SDGs Roadmap through the Argentine Institute for Oil & Gas (“IAPG”).

●

We continued being part of the “BYMA Sustainability Index” of the Argentine stock market, which is composed by 20 listed companies that have showed outstanding performance in sustainability. This Index, which aims to promote an increasingly responsible capital market in line with the Sustainable Development Goals of the United Nations, evaluates the performance of the companies involved with respect to four pillars: (i) environmental; (ii) social; (iii) corporate governance; (iv) and sustainable development, taking into account the information that companies communicate through their sustainability reports and corporate reports such as annual reports on form 20-F.

●

As part of good corporate governance practice, we voluntarily continued measuring our sustainability performance through the annual SAM Corporate Sustainability Assessment, which calculates a total ESG score for YPF, which was above the global industry OGX Oil & Gas Upstream & Integrated average. In 2022 we obtained a score of 75 out of 100, which implies that we continue to improve our performance (2021 score 69 points) and maintained a good position with respect to the oil and gas sector.

●	We kept at strengthening the communication with our stakeholders through the annual Sustainability Report, by delivering better and more focused communication on ESG matters.

Human rights

YPF recognizes and respects human rights as an essential corporate ethical value. Apart from complying with current regulations in Argentina on working conditions, health care and people’s safety, trade union associations and the right to collective bargaining, diversity and equal opportunities and respect for the communities with which it interacts, we are also committed to the respect of the provisions of the Universal Declaration of Human Rights of the United Nations and the Declaration on Fundamental Principles and Rights at Work, from the International Labour Organization (“ILO”), which are both part of the Argentine Law. This commitment is expressed both in our CDEyC and in the policies of Sustainability and, Operational Excellence, with a preventive and protective approach. Regarding this, the Company has due diligence processes in place and such topics are also considered in the operations risk management processes. There is a specific human rights risks mapping process, which is reviewed periodically. There are formal mechanisms in place for complaints and reports on human rights matters.

During 2022, we updated and expanded our human rights risks mapping with the collaboration of a third-party expert.

Additionally, we developed a new Policy of Human Rights and Relationship with the Communities. In this Policy, we express that YPF is committed to respecting the human rights of people working directly at YPF and service-providing companies, by ensuring, among others, management processes that protect the exercise of labor rights such as trade unions and the right to collective bargaining, and that do not allow for any illegality such as forced labor or child labor in any stage of the value chain.

This Policy is related to the Company’s CDEyC, and is applicable to all YPF businesses and branches, subsidiaries and companies whose management is controlled by YPF, as well as to providers and contractors, and shall be notified to our business partners. Everyone who is part of YPF has the responsibility of complying with this Policy, disseminating it and encouraging its compliance.

Environmental matters in Argentina

Today the oil and gas industry faces unique challenges driven by the need to harmonize the growing energy demand with new challenges in terms of costs and profitability, diversification of the energy matrix, an increasing concern about climate change and the decarbonization of the economy, and new regulatory and market requirements. In that context, each region or country has to develop its own roadmap for transition based on its specific starting point, resource availability, capabilities and development needs.

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including air emissions and wastewater, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures and investments in order to guarantee the reliability and integrity of our assets and operations and to comply with these laws and regulations as well. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, in the past decades, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many aspects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects; the most significant ones are mentioned below.

We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future, including the installation and operation of systems and equipment for remedial measures, and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities. Moreover, current and pending climate change related regulations such as costs related to monitoring or reducing emissions may adversely impact our operations and increase our compliance costs.

For further information see “Item 3. Key information—Risk factors—Risks relating to our business—We may incur significant costs and liabilities related to environmental, health and safety matters”, “Item 3. Key information—Risk factors—Risks relating to our business—Our domestic operations are subject to extensive and changing regulation” and “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks”.

We have in place comprehensive risk management policies in connection with our assets, processes, businesses and projects, integrating, at all stages of their lifecycle, criteria and preventive actions for environmental protection, safety, health, quality, integrity and reliability. We operate not only in strict compliance with policies, rules and procedures, within Argentina’s current legal and regulatory framework, but also proactively adopting reference standards in the absence of legislation.

As an example of our work towards best practices in the industry, we have implemented an investment plan aimed at improving the quality of fuels. See “—Low-carbon hydrocarbon products”.

In our refineries we are still working on our ambitious plan of effluents adequacy, including drain fluids segregation and raft building which also allow us to strengthen the resilience of our facilities to the new climatic conditions of the region. Furthermore, maintenance works are carried out periodically to connect the safety discharges to the torch, in accordance with standards and regulations in force. In logistics, the integrity plan for tanks and pipelines is developed annually to ensure their tightness.

Annually, plans are developed across business units to comply with different security safety and environmental resolutions. Work based on SE Resolutions No. 785/2005 and 404/1994 are performed on tanks and inspections of pipes according to Resolution No. 120-E/2017 issued by the Former Ministry of Energy and Mining (“MINEM”) are carried out as well. Following regulations of the Buenos Aires Province’s Organization for Sustainable Development, we also perform pressure container inspections.

We and several other industrial companies operating in the La Plata City, in the Buenos Aires Province, have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This mutual aid program is intended to prevent damages and losses resulting from accidents and industrial and environmental emergencies. The program includes having meetings, drills, visits at plants and risk communications and capacity building. Similar projects and agreements were developed at other refineries and harbor terminals as well. After undertaking these actions, we implemented similar programs in Bahía Blanca and Luján de Cuyo.

Our three refineries are certified under the ISO 9001 (quality performance) and ISO 14001 (environmental performance), which are regularly renewed. All of them are also certified under the ISO 45001 standard. In addition, La Plata, Luján de Cuyo and Plaza Huincul refineries have been verified in accordance with ISO 14064 for the inventories of industrial Greenhouse gasses (“GHG”). The refineries maintain their systems under continuous improvement and revision by accredited organizations.

Focusing on development and research, the Company created Y-TEC (see “—Research and development”) which is implementing an Environmental Sustainability Program focused on three strategic areas: (i) reduction of emissions; (ii) increase of sustainable production; (iii) and bioproduct development. This translates into high-impact projects for the industry, namely, effluent treatment, development of new production technologies, soil bioremediation, CO2 capture and valorization, atmospheric contaminant removal, and valorization of agricultural products and waste. With respect to climate change, over the next years we are committed to a lower carbon economy through more efficient oil, gas, fuels and derivatives production, lower intensity in GHG emissions, and cleaner electric power with a higher share of renewable energies. For further information see “—Climate change and energy transition—Renewable energies”.

Environmental regulations

The enactment of Articles 41 and 43 in the National Constitution, as amended in 1994, as well as new federal, provincial and municipal legislation, has strengthened the legal framework dealing with damage to the environment. Legislative and government agencies have become more vigilant in enforcing the laws and regulations regarding the environment, increasing sanctions for environmental violations. Under such Articles, all Argentine inhabitants have both the right to an undamaged environment and a duty to protect it. The primary obligation of any person held liable for environmental damage is to rectify such damage according to and within the scope of applicable law. The federal government sets forth the minimum standards for the protection of the environment, and the provinces and municipalities establish specific standards and implementing regulations.

Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards and establish remedial obligations in certain circumstances.

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

●	National Constitution (articles 41 and 43)
●	Law No. 25,675 on National Environmental Policy
●	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste
●	Law No. 24,051 on Hazardous Waste
●	Law No. 25,916 on Management of Domestic Waste
●	Law No. 20,284 on Clean Air
●	Law No. 25,688 on Environmental Management of Waters
●	Law No. 25,670 on Management and Elimination of Polychlorinated Biphenyls
●	Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation.
●	Law 27,566 on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean.
●	Criminal Code
●	Argentine Civil and Commercial Code, which sets forth the general rules of tort law

These laws address environmental issues, including limits on the discharge of wastes, air emissions and liquid effluents associated with oil and gas operations, investigation, management and cleanup of hazardous substances, workplace safety and health, natural resource damage claims and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance. In addition, we are subject to various other provincial and municipal regulations, including those relating to gas venting, oil spills and well abandonment, among others.

By Resolutions No. 419/1993, and subsequent amendments (No. 404/1994 and No. 414/2021), the SE created the Registry of Independent Professionals and Safety Auditing Companies (“Registro de Profesionales Independientes y Empresas Auditoras de Seguridad”), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractioning of LPG in containers or cylinders. The Resolutions provide that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in such Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations was established regarding underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from storage facilities. These obligations are complemented by SE Resolution No. 1,102/2004, which sets forth the “Registry of Liquid Fuels Outlets, Own Consumption, Storers, Distributors and Marketers of Fuels and Hydrocarbons in Bulk and Compressed Natural Gas”.

During 2005, by Resolution No. 785/2005, the SE created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks.

In 1994, Argentina ratified the United Nations Framework Convention on Climate Change (“UNFCCC”) through Law No. 24,295 to stabilize its GHC emissions. In addition, in 2016, Argentina adopted the Paris Agreement under the UNFCCC through Law No. 27,270.

During 2019, the National Congress passed Law No. 27,520 regarding Minimal Standards on Global Climate Change Adaptation and Mitigation which focuses on implementing policies, strategies, actions, programs and projects that may prevent, mitigate or minimize the damages or impacts associated with climate change and explore and take advantage of new opportunities of climate events as well.

The SE, through Resolution No. 1,036/2021, approved the Guidelines for an Energy Transition Plan by 2030. In addition, the Argentine government issued in November 2022 the “National Plan for Mitigation and Adaptation for Climate Change” which foresees an energy transition strategy. In this sense, the Plan foresees that “the decarbonization of the energy matrix as a long-term horizon implies a structural change in the systems of supply and use of energy. The energy transition, driven by the demand for climate action, must be fair, affordable and sustainable”.

The description of the relevant Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. Several provincial and municipal regulations apply as well. The summary is based on Argentine regulations related to environmental issues as in effect as of the date of this annual report. It should be noted that such regulations may be subject to change.

Sustainable production

YPF values the importance of natural surroundings and we strive to work with high standards and responsibility regarding environmental management. Work connected to the environment is governed by a precautionary principle, complying with current regulations and our commitments as expressed in the Sustainability and Operational Excellence policies.

As a leading oil and gas operator, taking care of the biodiversity as well as an efficient use of resources are particularly important. In this regard, the significant environmental aspects that must be managed in the Upstream segment are related to the sturdy design of the wells, the operative procedures to minimize impacts and waste management, especially the drill cuttings, the water produced and return flows as byproducts of the oil extraction. Water used for hydraulic fracturing in unconventional activities also requires the best practices in environmental care. As for the processing plants and refineries, the focus is on the sulfur oxide emissions and the treated water discharges.

Our focus for environmental management implies evaluating the risks and potential impacts at the planning stages of activities or operations. Included in this framework are specific environmental studies, permanent monitoring and research projects, and working jointly with expert or academic institutions in order to continue developing our knowledge. Our focus also includes establishing measures adapted to the local context where the Company’s activities are developed in order to avoid, minimize, mitigate, or compensate for any negative impacts if it becomes necessary. Additionally, the performance is periodically evaluated through reports and revisions; thus, actions are established for any necessary improvements. In that sense, a series of internal regulations are added to establish minimum performance criteria, which complement the requirements in the local regulatory framework in each venue. YPF has internal regulations which cover how to manage emissions, waste, water use and the preservation of biodiversity. The Operational Excellence System also includes environmental management focused on identifying the significant risks and impacts as well as their correct control throughout the value chain.

Water management

We have a comprehensive approach in water management, focused on the sustainability of the resource, taking into account that this is shared with the surrounding communities, consumption efficiency and appropriately managing the wastewater generated. Through the Aqueduct Water Risk Atlas tool, we have identified the water inlet and spillway points which are located in the water stress basins.

Additionally, in 2022 we participated in the presentation of the Water Security Questionnaire (“CDP”) to formalize and disclose our water management.

The criterion is focused on three strategic lines:

(i)	Identification of water risks, which includes:
●	Global Assessment of Water Risk associated with operations, through the Aqueduct Water Risk Atlas tool, that allows us to identify water risk associated with our operations with water inlet points.
●	Water use impact assessment, through Local Water Tool (“LWT2”) implemented in complexes and facilities in the Mendoza, Tucumán, Río Negro, Buenos Aires and Tierra del Fuego Provinces.
●

Water risk quantification pilot in Chubut Business through the Waterplan platform, a tool that allows greater granularity of analysis than other tools. Through it, we visualized the most probable risk scenarios.

●	Methodology for assessing financial risk in water safety at a facility level, taking place in 29 priority facilities. This methodology will be extended to the rest of the plants in the next years.

(ii)	Optimization of water use, based on:
●

Water use efficiency assessment, assessed with inhouse methodology developed in 2019. The goal is to cover the installations with the largest fresh water consumption of YPF by 2023 (representing almost 80% of total consumption).

●

Water valorization, using the Water Risk Monetizer tool, we set internal prices for water, which must be used in the sensitivity analyses of all critical investment projects. In 2022, we updated these prices for each province and activity, as well as for upstream and downstream operations.

●	Freshwater withdrawal intensity: we set the company strategic objective of reducing 5% the freshwater withdrawal intensity by 2026, over the average baseline 2017-2019.

(iii)	Assessment of resources, which includes:
●

Study of hydrogeological resources. With an investigation model that uses information obtained from the drilling of oil wells, we mapped the aquifers that need to be protected. We first covered Neuquén, Río Negro and Santa Cruz. In 2021, we completed the research of the Cuyana basin in the province of Mendoza. In 2022, we concluded the research in the province of Tierra del Fuego and Neuquén basin in Mendoza. This research has direct application in drilling and hydraulic stimulation activities and well abandonment and reparation.

The Company always seeks to reduce, reuse and recycle the water used in the production process and the effluents generated. In the event of not being able to do so, it treats them and discharges them in accordance with the requirements of the application authority of the place of discharge. Where no regulations exist, the standards in force for the industry are applied. For this purpose, YPF monitors its water management benchmarking study on all of its withdrawal and discharge points.

Water management in unconventional exploitation areas

Hydraulic stimulation, a long-time proven technology, allows the resources in unconventional formation to be extracted in an efficient and environmentally friendly way.

Generally, this technique uses water and sand and less than 1% of chemicals or additives. These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in table salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development of these reservoirs is obtained from bodies of running water which represent only a small percentage of the total flow and involve much lower volumes than those used for agricultural and human consumption in the Neuquén Province.

From the beginning of its unconventional operations, YPF has considered environmental protection as one of the values of its Operational Excellence Policy.

Waste management

In compliance with Argentine regulations and our environmental standards, we develop integrated waste management activities seeking to: phase out waste generation; reduce waste hazardousness and ensuing environmental impacts; reuse, recycle or value waste materials; ensure proper treatment and final disposal; and establish continuous improvement programs.

Since 2012 we have worked on initiatives in our Upstream segment in order to systematically reduce our historic stock of soil with hydrocarbons. This is being performed with the commitment, leadership and responsibility of the entire Company, having achieved the strategic reduction target in 2021, and we currently keep stocks to operational levels. In this field, we are implementing different cutting-edge techniques, among which must be mentioned: stabilization and solidification; bioremediation of oil currents through bacteria; bioremediation of soils by stimulating fungal decay; and re-vegetation and ecological restoration of soils with direct seeding. During 2022, in unconventional operations, we started to operate in our facilities a plant to recover oil from the cutting in order to minimize the waste to send to the treaters.

In 2019 we launched the Circular Economy Project, to boost a culture within the whole Company, based on the principles of this model inspired by nature’s cyclical character. Since 2021, an interdisciplinary work team has been working, supporting the businesses to implement circular initiatives, among which the following stand out:

●

Re-use and recycling of more than 92 tons of worn-out catalysts from the La Plata and Luján de Cuyo industrial complexes, which contain precious metals. Since its implementation in 2019, we have managed to recover platinum and palladium. A process is being worked on to continue this initiative.

●

Re-use 1.720 tons of worn-out catalysts from the cracking catalytic unit of the Luján de Cuyo and La Plata industrial complexes as aluminum correctors in cement manufacturers. This activity reduces extracting virgin raw material for the cement manufacturers and the final waste disposal for YPF.

●	Washing and recycling of plastics with hydrocarbons, prioritizing their re-use. It avoids CO2 emissions produced by burning them. This activity is carried out in the Santa Cruz Province.
●

We continue our plan to reduce the use of single-use plastic. We eliminated a monthly use of more than 100,000 cups, 52,000 bags and 7,000 disposable cutleries in our facilities. This initiative is growing every day.

●	Evaluation of projects to re-use disposable plastics as raw material in the petrochemical sector.
●	Initiatives in gas stations focused on the reuse of coffee dregs, and the recovery and re-use of used vegetable oils generated in our stores.
●	Tire recycling. Since 2021 more than 1,900 tires and more than 7,800 Kgs of conveyor belts from the Santa Cruz operations were sent to be recycled.
●

During 2022 an agreement was made for the management of scrap from La Plata industrial complex. This agreement allows it to be reused as raw material in the steel industry, reducing in this way de CO2 emissions of that process.

●

In 2021, progress was made with the signing of an agreement with an NGO (Non Governmental Organization) for the recycling of waste electrical and electronic equipment. In 2022, this project allowed us to recycle more than 74,000 kg of materials.

Management of biodiversity and ecosystem services

All sites where YPF was involved in hydrocarbon extraction and production activities have environment impact studies that include a biodiversity analysis, mitigation plans and annual environment monitoring reports, which are in line with the applicable legal requirements and the purpose of the Company to care for the eco systems and their diversity during the whole life cycle of their operations and products, particularly in sensitive ecological areas. Their actions in this field are focused on analyzing the risks, preventing impacts, restoring the landscape and adopting compensatory measures where these are required, these activities are documented in environment management plans. Within the totality of licensed hectares, there is only 155,741 has overlapping with a significant area of biodiversity. Overlaps are considered protected areas within the mining dominions, as well as those located at a distance of less than 1 Km. One single facility is understood to be part of an operation. Additionally, the Company has set a new objective towards 2026 to have 90% of areas of high environmental sensitivity with a specific Biodiversity Action Plan to strengthen the existing environmental management plan.

Non-GHG atmospheric emissions

We also monitor other atmospheric emissions, such as sulphur dioxide (SO2), nitrogen oxides (NOx), cardon monoxide (CO), volatile organic compounds (VOCS) and particulate matter 10 (PM10). The management of non-GHG atmospheric emissions is focused on minimizing them and applying a treatment appropriate to local regulations.

Climate change and energy transitions

Particularly in Argentina, and beyond the regulations on Climate Change approved in 2019, on December 2020, before COP 26 (UN Climate Change Conference, Glasgow 2021), Argentina presented its second Nationally Determined Contribution (“NDC”), updated in October 2021, which reflected an improvement regarding the fight against climate change. In this regard, Argentina increased its commitment to the mitigation goal presented in 2016 and incorporated an adaptation goal in accordance with Article 7.1 of the Paris Agreement. This new goal is equivalent to a total decrease in emissions of 19% by 2030, compared to the historical peak reached in 2007, and implies that Argentina would hold a participation of 0.9% with respect to global emissions.

This NDC anticipates that towards 2030 Argentina will carry out an energy transition, focusing its efforts on promoting energy efficiency and decarbonization of oil and gas production, using natural gas as a transition fuel, as well increasing the generation of efficient thermal electric and renewable energy focused on distributed generation. In turn, the hydrogen production chain will be developed, while new nuclear and hydroelectric power plants will be put into operation. For the promotion of sustainable transport systems, policies derived from the avoid-shift-improve approach will have been implemented, in particular promoting energy efficiency and the greater use of natural gas, hydrogen, electricity and biofuels.

We recognize that international and local energy systems need to be transformed to drive decarbonization, while at the same time ensuring access to affordable and clean energy for all. We are preparing for this new scenario, including resilience to climate change into the Company’s new strategy and innovation model. The Company has a low carbon-oriented commitment and governance and has climate and energy transitions considerations embedded into decision making, scenarios, portfolio sensitivity tests, executive incentives and reporting.

The main initiatives are focused on reducing operational oil and gas emissions while working on and exploring new low-carbon businesses, offset initiatives and operation adaptation programs to future scenarios and potential risks. Since 2019, we have included environmental criteria in the analysis of projects subject to review by the Critical Investments Committee, including carbon emissions. To that end, we determined a price of US$ 50 per ton of CO2e, a shadow price that is updated based on reviews of carbon pricing trends and industry best practices.

Risks and resilience to climate change

We are working to improve our understanding of the potential climate vulnerabilities of our operations as well as to establish resilience planning and adaptation measures at the strategy and asset levels.

Risk management accountability and oversight form integral part of our management activities and provide the Board of Directors with insights on trends and aggregate exposure for climate-related risks and performance by the Risk and Sustainability Committee. Information on climate change risks related to extreme weather events are considered during the risk analysis process as the likelihood and potential impact of risks that might threaten the integrity of the Company’s operations and assets. Climate-related risks are linked to transition and physical risks, which must be integrated into adaptation measures and be part of the decision-making processes. See “Item 3. Key information—Risk factors—Risks relating to our business—Climate change and energy transition could affect our business”.

Moreover, we moved forward with the implementation of the Business Areas Climate Impact Assessment Tool (“BACLIAT”), a tool that allows us to evaluate the climate impacts of business areas through the observation of past, current and future climate trends, detection of primary risks, and identification of mitigating actions to reduce vulnerability and encourage early action. In addition to the implementation of the tool in other facilities, we continued working on the development of climate risk maps to identify risks related to climate change for our operations and facilities, which are available to the entire Company through a Geographic Information System (“GIS”) web-based platform. These maps allow us to identify operations and installations exposed to climate risk in different potential climate scenarios and to focus on those evidencing higher risk for BACLIAT’s implementation and adaptation measures.

Our decarbonization strategy

While oil and gas will continue to form the core of our portfolio for the next years, we are committed to strengthening energy efficiency, low carbon operations and developing more sustainable energy alternatives, in order to ensure a competitive and resilient business model in the energy transition. These lines of actions include the promotion of natural gas production and renewable energy, through YPF EE, as cleaner alternatives to oil, not only for the domestic market, but also for the export market, subject to market conditions.

YPF’s energy transition strategy has three main pillars combined with different weighting factors, based on expected time frames that contribute in a specific and collective way with the transition of YPF to a comprehensive energy company, as well as the energy transition of the country and the region: (i) high value and low carbon oil and gas operations, (ii) competitive growth of electric and renewable energies, and (iii) country leader in R&D for new energy solutions and compensation initiatives.

We plan to do so through profitable, resilient, transparent and responsible businesses based on innovation, new technologies, operational excellence and transformation of operations and of our corporate culture. Particularly in renewable energy, by providing strong R&D and project investment in this area, we expect to increase our power generation capacity.

On its part, the unconventional oil produced at our Vaca Muerta operations has proven to be very competitive in terms of CO2 tons emitted per barrel of crude oil produced, and we are working to further reduce its carbon footprint, an effort that is also replicated in the conventional oil.

Vaca Muerta has also an enormous potential for natural gas, transition energy par excellence, since it produces 50% less CO2 than coal during energy production and is a good complement for the intermittency of renewable energies. We are convinced that the full development of these resources will not only supply the local market (currently more than 50% of our energy matrix comes from gas), but also contribute to the decarbonization of other countries in the region that still base their electricity generation on coal or oil and, more in the long term, export it to the rest of the world as liquefied natural gas.

To articulate all these efforts, as well as in line with the compliance of the Paris Agreement goals and the NDCs, we have renewed our energy transition roadmap that sets out short and medium term, concrete and measurable goals that are more ambitious than the previous ones, related both to the decarbonization of the oil and gas business and to the promotion of renewable energy and other energy solutions.

We have set out a new energy strategy in order to contribute to carbon neutrality by 2050, as well as driving the Company’s role as promoter of the Argentine economy. These goals are itemized in annual intermediate goals that are part of YPF’s business plan, periodically monitored, and have been added to the performance assessments of a part of the Company’s employees, including executive leaders, to influence over a percentage of the compensations. Ultimately, they are an integral part of how we view our business.

The commitment is to invest in the decarbonization of current energy, as well as in the future energy system. In order to accomplish this, we have developed a set of aspirations and targets in the short and mid-term:

●

To increase the reduction of our operations’ specific GHG emissions in near and mid-term future. This implies the reduction of operational GHG emissions intensity by more than 30% by 2027 (base line 2017) GHG emissions intensity (Scope 1+2) for unconventional upstream production less than 10 Kg CO2e/BOE by 2030; 50% of the electricity purchased by the company in the MEM (Wholesale Electricity Market) will be Renewable by 2027. The reduction of methane emissions by 30% by 2030 to reach zero routine flaring by 2030. In 2021, we reached our goal of reducing the Company’s GHG emissions intensity indicator by 10% by 2023 (based line 2017), while total GHG intensity of direct emissions reduction 2022 vs 2021 was decrease 12% additional.

●	To continue developing electric power and renewable energy businesses through YPF EE, as well as low-carbon products (See “—Low-carbon hydrocarbon products”).
●

To participate in the developing of hydrogen and lithium markets (by means of YPF Litio S.A.), and exploring in Carbon Capture, Utilization and Storage (“CCUS”) pilots, as well as compensation projects such as forestry projects located in the Neuquén Province. In 2022, a new department of “New Energies” was created, which is under the Gas and Power business segment and aims at developing projects such as hydrogen and carbon capture and storage.

●	To develop climate change adaptation strategies for our operations. See “—Risks and resilience to climate change”.

Regarding our oil and gas operations decarbonization commitment, we continued working on:

●

Strengthening GHG Emissions Inventorying (Sources of information: The API Compendium of Green House Gas Emissions Methodologies for the Oil and Natural Gas Industry (August, 2009), the IPCC Guidelines for National Greenhouse Gas Inventories (2006), and EPA AP42). We follow the GHG Protocol’s Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:

-	Scope 1: direct GHG emissions from sources that are owned or controlled by YPF.
-	Scope 2: indirect GHG emissions from generation of purchased energy consumed by YPF.
-	Scope 3: other indirect GHG emissions, including emissions associated with the use of energy products sold by YPF.

Additionally, the corporate management systems for measuring carbon footprint are regularly verified according to the ISO 14064-1 standard on GHG quantification, report and management. During 2022 we had performed a completed external verification process of all of YPF’s industrial complexes for the 2021 inventories of La Plata, Luján de Cuyo, and Plaza Huincul complexes.

In 2020, we began calculating Scope 3 emissions, those related to the Company’s activities, but not under its direct control. This is a work in progress that in the future will be reinforced with increasingly accurate data. One of conclusion, we reached this year in 2022 was that the products sold to third parties are the category that most affects the calculation of YPF’s GHG inventory, with a share that exceeds 80% of the sum of the 3 types of emissions (Scopes 1, 2 and 3). In this case, they were calculated on the basis of products sold in Argentina and in international markets, assuming that all were burned. The list included gasoline, diesel, jet fuel, fuel oil, LPG, bunker oil, natural gas and lubricants. We also developed a partial estimate for the main materials purchased and included the emissions associated with the management of waste generated in operations and franchises.

●

Minimizing gas sent to flares and gas vented through new tools, instruments and analytics. During 2020 and 2021 we worked on the evaluation, detection and measurement of methane emissions as well as vents with different kind of technologies, like satellite and aerial images to strengthen the activities already performed on the ground with handhelds detection cams. In 2022, the company continued to take satellite images for leak detection and started to pilot. During 2022 Upstream business continued to deploy leak detection and repair (LDAR) campaigns on the surface using ultrasound technology. These campaigns are included in an annual plan and follow a specific procedure that is under review to adjust it to experiences and obtained results. There are already other different ongoing measures, which include the development of new infrastructure that allows us to increase our capacity to valorize natural gas production.

●

Regarding capturing gas and giving compliance to the requirements established in Resolutions No. 236/1993 and 143/1998 issued by the former SE and all applicable provincial regulations, the virtual gas pipeline initiative was implemented, since 2017, in certain locations, and it involves the liquefaction and transportation of associated natural gas from remote wells to an electric power plant or to a gas pipeline in order to reduce flaring.

●

Monitoring our two projects registered under the Clean Development Mechanism (“CDM”), which allow us to reduce the emissions in the different stages and processes of crude oil refining through the recovery of flare gas in the La Plata and Luján de Cuyo industrial complexes. Residual gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2022, CO2 was reduced by around 274,900 TCO2 between both projects. We are working on the installation of a recovery of flare gas compressor in Plaza Huincul refinery during 2023.

●

Promoting renewable sources: in order to reduce emissions associated with energy consumption and purchase, we are focusing on the search for higher levels of energy efficiency in all businesses and on the progressive use of energies with a lower carbon footprint, including renewable sources through YPF EE. YPF has renewable energy agreements for power of over 160 MW, which makes it the company with the greatest supply of this type of sustainable energy in Argentina. This allows for the prevention of emissions near 400,000 tons of CO 2 per year. This electric supply is mostly provided by YPF EE, which allow for near 62% of YPF’s electric demand to be covered by renewable energies as 2022 average (represents the average of renewable electric energy purchased over the total electric energy purchased by the company in the MEM (Wholesale Electricity Market), above the goal set forth by the national legislation.

Low-carbon hydrocarbon products

YPF not only seeks to reduce its carbon footprint in the production of hydrocarbons, but also to offer its end customers products based on oil and gas that generate less CO2 equivalent emissions. The strategy for achieving this goal focuses on adapting refineries to the new specifications of low-sulphur fuels and lighter hydrocarbons, as we seek to respond to changes in demand and customer expectations. Every time we upgrade our highest quality fuels, we incorporate improvements in the balance between energy consumption and the capacity granted by the product.

In 2019, Government Secretariat of Energy (“SGE”) Resolution No. 558/2019 (and subsequent amendments) substituted Hydrocarbon Resources Secretariat (“SRH”) Resolution No. 5/2016 and established readjustments for the specifications on the sulphur content in grade 2 diesel and gasoline, which must be met from 2024. In order to comply with these new specifications, since 2018 we have been making investments in infrastructure, such as the installation of a new coke petrol hydrotreatment unit and the revamping of the magnaforming, the fluid catalytic cracking (“FCC”) petrol hydrotreatment unit in the La Plata Industrial Complex, and the revamping of the hydrotreatment petrol unit and a new gasoil desulphurization unit in the Luján de Cuyo refinery. These units are expected to start operating progressively from 2024 with an estimated total investment of more than US$ 1,000 million.

At the same time, YPF is the main buyer and mixer of biofuels in Argentina, with more than 10 mmcm acquired since the mandatory cuts began to take effect.

For further information see “—Environmental matters in Argentina—Environmental regulations”.

Safety

Ensuring the safety of all people working in the organization, as well as the reliability and integrity of our assets, businesses and projects are a strategic pillar for YPF.

We are an operator of exploration activities, oil and gas production, gas plant, refineries and wind farms, and we manage potential risks accordingly. These include uncontrolled wells, hydrocarbon leaks or spills, crimes, cyberattacks, occupational incidents and worker-related illnesses. Besides this, we not only operate in compliance with the current regulatory framework and applicable internal regulations, based on our Operational Excellence Policy, assuming baseline standards in the absence of specific legislation, but we have implemented a management system for occupational, industrial and process risks throughout our value chain, with a focus in adopting preventive actions.

Operation of the Occupational Health and Safety System

This system covers 100% of our employees and contractors and encompasses three fundamental aspects:

●	Identification and mitigation of occupational, industrial and process risks to prevent incidents.
●	Strengthening the Company’s emergency response capacity.
●	Continuous improvement.

We have a Health and Safety Management Plan in place which is reviewed and executed annually in conjunction with the area managers in each business unit, who report to both the Vice president of the business unit as well as to the Vice Presidency of Sustainability and Operational Excellence, and the People and Culture Vice President. We have specific methodologies to assess and minimize risks associated with our processes, and to prepare to face emergencies. Systematic preventive inspections are conducted in the field, while any person who detects a risk during the course of their activities may report it to their hierarchical line and request the task be suspended. Inspection reports are discussed in monthly safety committees, where action plans and barriers to reduce risks detected are defined.

Safety of people

In recent years, we have made significant progress both in the implementation of technical occupational safety measures (all our facilities have physical barriers to prevent accidents) and in our regulatory and management systems. A core objective is to continue strengthening a proactive safety and self-care culture embedded in everything we do, based on the 10 Golden Rules for Saving Lives, leadership, long-term commitment, continuous learning and monitoring and safety indicators.

For those facilities that are subject to structural and procedural modifications, it is necessary to analyze beforehand the scope and consequences of potential accidents through studies concerning specific risks. When our personnel and contractors must perform non-routine tasks, in situ methodologies known as permits-to-work are set in place. All occupational accidents are registered in the Integral Management System for Operational Excellence, including not only the accident-related data, but also the root causes and the improvement actions that arise from the analysis of each accident.

Occupational safety training

Basic training starts with a general safety induction as well as specific training focused on the function, which all employees receive directly and through contractors. Simultaneously, safety content for the entire organization is continuously fostered through actions on corporate online platforms to raise awareness and inform. Each vice-presidency also conducts specific actions according to its needs and focuses on each contractor. These actions are communicated to the contracting company, through the contract inspectors, which act as a link between YPF and the contracting company. In 2022, we continued to reinforce awareness of our 10 Golden Rules for Saving Lives, with a special focus on those in operational roles. Each business unit implemented its own training plans with programs focused on the most critical risks from a potential impact point of view.

We also continued the safe driving program, implemented in previous years, in order to reinforce the significant reduction in the accident frequency rate of vehicle accidents in recent years.

Emergency response

The Company has an emergency and crisis management system, which focuses on prevention and strengthening the Company’s resilience to unforeseen events.

The system aligns prevention, preparedness, response and recovery activities including incident response management, business continuity management and crisis management.

Safety incident occurrence

The frequency index of process safety incidents decreased compared to 2021. Incident investigation, recording and analysis have been essential to achieving these results as they allowed us to develop and implement improvement actions.

The identification of risk is based on an analysis of risks with potential impact on workers, communities, the environment, assets and the business. We use different inputs as reports from reinsurers, accident investigations, audits, contractors and environmental monitoring, among others.

In case of an undesired event, the action protocols are applied, which include organizational and operative aspects to carry out containment, evaluation and control actions. In all cases, the priority is people care.

After the response and containment of the event, the necessary actions are taken to return to operational conditions or to recondition the affected areas, if it is required. In addition, the pertinent records are made and subsequently the investigation of the case is carried out. The lessons learned are used to adapt the emergency plan.

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

We carried out several tabletop exercises and drills with the participation and advice of the consultants, annually, including red-level drills where top management participates.

In 2022, we continue working on risk mitigation plans, including inspection of hazardous liquid and natural gas pipelines, and the reduction of tanks in priority risk status.

In 2022, we continued our agreement with Oil Spill Response Ltd. to support our Oil Spill Contingency Plan, evaluating and reducing the possible environmental impact caused by an oil spill in Argentine surface waters, thus reducing the environmental impact of potential oil spills offshore. This agreement includes technical and operational support in case of oil spills on rivers or seas caused by accidents involving tankers or offshore exploration and production. We also keep our agreement with Wild Well Control Inc. updated, in order to be prepared for possible blow outs.

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

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description, up to US$ 1.5 billion and up to US$ 800 million for each and every incident for downstream operations and for upstream operations, respectively, but up to US$ 1.5 billion for each and every incident combined for downstream and upstream operations, with varying deductibles of between US$ 5 million and US$ 10 million, including loss of production or profits with deductibles of between 60 and 90 days.

Argentine regulations require us to purchase from specialized insurance companies (“Aseguradoras de Riesgos de Trabajo”) insurance covering the risk of personal injury and loss of life of our employees. Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations. These regulatory requirements also apply to all of our contractors.

We have adopted a position in agreements entered into with contractors that provide drilling services, well services or other services to our upstream operations (“E&P services agreements”), whereby contractors are generally responsible for indemnifying us to varying degrees for certain damages caused by their personnel and property above the drilling surface. Similarly, we are generally responsible under our drilling contracts to indemnify our contractors for any damages caused by our personnel and property above the drilling surface.

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

We are also partner in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our operations in Argentina. In addition, in certain cases, we may contract insurance covering specific incidents or damages that are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage. With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.

Property, plant and equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as investments in refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. See Note 8 to the Audited Consolidated Financial Statements.

As of December 31, 2022, 100% of our proved oil and gas reserves were located in Argentina.

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and exploitation assets associated with the particular property subject to the relevant concession revert to the Argentine government.

For information about environmental issues that may affect the Company’s utilization of the assets please see the physical risks outlined in “—Climate change and energy transitions—Risks and resilience to climate change”.

Information technology and cyber security

Given the increasing reliance on information technology (“IT”) systems for our operations, we permanently monitor IT and cybersecurity developments and analyze information on threats and cybersecurity incidents. In that line, we carry out mandatory training courses and regular awareness campaigns for our employees, aimed at protecting the Company against cyberthreats.

As cyberattacks evolve and become more sophisticated, we work to constantly strengthen our detection prevention and monitoring efforts. Additionally, we continuously measure and, when necessary, improve our cyber-security capabilities to reduce the likelihood of damaging cyber-attacks, take steps to quickly detect a potential intrusion , ensure that the Company is prepared to respond if an intrusion occurs, and maximize the Company´s resilience to a destructive cyber incident For further information about cybersecurity oversight, see “Item 6—Directors, Senior Management and Employees—Management of the Company—Board of Directors—Board of Directors’ practices—Board of Directors and Senior Management Roles in cybersecurity”.

In addition, we have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standard ISO 27000, as well as control mechanisms, technologies, processes and procedures on the basis of guidelines and criteria addressed by Law No. 25,326, as amended, on personal data protection and the Payment Card Industry Data Security Standard. We also make regular security assessments, which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan.

In 2022, different awareness and training activities were provided to several audiences within technology departments of the Company as IT and Cybersecurity. We also continued raising internal awareness about typical cybersecurity issues like phishing, ransomware, data leak, etc. See “Item 3. Key information—Risk factors—Risks relating to our business—We may suffer information technology system failures, network disruptions and breaches in data security”.

Argentine legal and regulatory framework

For a description of the main legal and regulatory framework under which the Company carries on its business activities see Note 35 to the Audited Consolidated Financial Statements, incorporated herein by reference. Additionally, to have an understanding about:

●	The main exchange regulatory framework, see “Item 10. Additional information—Exchange regulations”.
●	The main environmental regulatory framework, see “—Sustainability—Environmental matters in Argentina—Environmental regulations”.
●	The main provisions of the Expropriation Law and Privatization Law, see “—History and development of YPF S.A.”.
●	The main provisions of the Access to Public Information Law No. 27,275, see “Item 10. Additional information—Access to public information”.

ITEM 4A.	Unresolved staff comments

YPF does not have any unresolved staff comments.

ITEM 5.	Operating and financial review and prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Financial information

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and are fully compliant with IFRS. See Note 2.a) to the Audited Consolidated Financial Statements for additional information.

Selected consolidated financial information in this annual report as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020 has been derived from our Audited Consolidated Financial Statements included in this annual report, which were approved at the Board of Directors’ meeting and authorized to be issued on March 9, 2023.

Segment reporting

In connection with our segment reporting, see Note 5 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business organization”.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Factors affecting our operations

Our operations are affected by a number of factors, including, but not limited to:

●	The volume of crude oil, oil byproducts and natural gas we produce and sell.
●	Regulation of domestic pricing
●	Our pricing policy for fuels
●	Export and import regulations.
●	International and domestic prices of crude oil and oil products.
●	Geopolitical tensions and crisis, such as the ongoing conflict between Russia and Ukraine.
●	Our capital expenditures and financing availability.
●	Decisions of our joint ventures partners in connection with investments in areas we jointly operate.
●	Inflation.
●	Abrupt changes in currency values.
●	Cost increases.
●	Domestic market demand for hydrocarbon products.
●	Operational risks.
●	Labor strikes and other forms of public protest in Argentina.
●	Taxes, including export taxes.
●	Regulation of capital flows, including those affecting financing.
●	The Argentine peso/U.S. dollar exchange rate.

●	The revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with the Argentine government and/or Provinces.
●	Inability to renew or extend our concessions.
●	Dependence on the infrastructure and logistic network used to deliver our products.
●	Interest rates.
●	Regulation of our activities, including with respect to environmental factors.
●	A pandemic disease, such as COVID-19,
●	Energy transition and lower carbon energy.

For information regarding our results of operations see “—Principal statements of comprehensive income line items”.

Our business is inherently volatile due to the influence of external factors, such as those listed above. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods. For details related to trends information see “Liquidity and capital resources—Cash flow of the next 12 months”.

Macroeconomic conditions

Overview

Substantially all of our revenues are derived from our operations in Argentina and are, therefore, subject to prevailing macroeconomic conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina have had and are expected to continue to have a significant impact on us.

In recent years, the Argentine economy experienced significant volatility characterized by periods of low or negative growth, macroeconomic instability, currency devaluations and high variable levels of inflation. Beyond the local context, in 2022 the world economy has entered in a deceleration stage after the strong upturn in 2021 that followed the decline in the economic activity in 2020 as a consequence of the pandemic generated by the outbreak of the COVID-19 virus. The geopolitical conflict between Russia and Ukraine that started in February 2022 has had and will probably continue to have a significant impact on the prices of most commodities, levels of inflation and interruptions in the supply chain in general, and particularly in the energy sector, which may consequently cause difficulties to supply the Argentine market. Consequently, due to the uncertainties inherent to the scale and duration of these events and their direct and indirect effects, it is not reasonably possible to estimate the ultimate impact that this armed conflict may have on the world economy, the international financial markets, Argentina’s economy and, as a result, our business, financial condition and results of operations.

According to the “Estimador Mensual de Actividad Económica” report (an activity level progress report) published by the INDEC in February 2023, the economic activity in Argentina showed a positive variation of 5.2% for the year 2022 compared to 2021.

In terms of inflation, Argentina has confronted and continues to experience significant inflationary pressures, which have accelerated in the second and third quarter of 2022. During 2020 and 2021, the consumer price index (“CPI”) published by the INDEC presented a cumulative increase of 36.1% and 50.9%, respectively, and the wholesale internal price index (“WPI”), also published by the INDEC, presented a cumulative increase of 35.4% and 51.3% during 2020 and 2021, respectively. During 2022, both the CPI and the WPI, presented a cumulative increase of 94.8%. As of February 2023, the CPI presented a cumulative increase of 13.1%, and the WPI presented a cumulative increase of 14.0%.

In terms of trade balance, according to the latest data published by the INDEC in the Argentine Commercial Trade Report, the surplus in Argentina’s balance of trade account totaled US$ 6.9 billion during 2022, which represented a decrease of 53.1% compared to 2021, which is explained by an increase in imports of 29.0% and an increase in exports of 13.5%, compared to 2021.

With regards to the evolution of the currency, according to Communication “A” 3,500 of the BCRA, the Ps./US$ exchange rate stood at 177.13 Ps./US$ as of December 31, 2022, evidencing a devaluation of the peso of 72.4% from its value of 102.75 Ps./US$ as of December 31, 2021. Additionally, as of December 31, 2020, the Ps./US$ exchange rate stood at 84.15, evidencing a devaluation of 22.1% from its value as of December 31, 2021.

With respect to sovereign debt, during 2021, the Argentine government held negotiations with the IMF to refinance the approximately US$ 44.0 billion debt incurred between 2018 and 2019 under the existing Stand-by Agreement (“SBA”), with the objective of achieving the sustainability of its public external debt.

On March 3, 2022, the Argentine government and the IMF announced that an agreement had been reached, based on the IMF Extended Fund Facility Program (the “Program”), which includes 10 reviews to be conducted on a quarterly basis for two and a half years. The first disbursement would be made upon approval of such Program, at the request of the IMF, by the Argentine Congress and then by the IMF’s Board. The remaining disbursements will be made after each review. The repayment period for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034. On March 17, 2022, the Argentine Congress passed Law No. 27,668, which was later enacted on March 18, 2022, through Decree No. 130/2022. On March 25, 2022, the IMF’s Board approved a 30-month extended arrangement under the Program for Argentina amounting approximately to US$ 44.0 billion, which allowed the Argentine government an immediate disbursement of US$ 9.7 billion. The program aims to strengthen public finances and start reducing persistently high inflation through a multi-pronged strategy involving a gradual elimination of monetary financing of the fiscal deficit and an enhanced monetary and exchange rate policy framework. The program also envisages steps to strengthen the domestic Argentine peso debt market, the effectiveness of Argentine government spending, labor and gender inclusion, and the competitiveness of key sectors. In June, October and December 2022, the IMF’s Board approved the first, second and third quarterly reviews, respectively, of the goals established by the Program to be fulfilled by the Argentine government in each review period, allowing the authorities immediate disbursements of US$ 4.0 billion, US$ 3.8 billion and US$ 6.0 billion after each review, respectively. In March 2023, the IMF completed the fourth review of the Program goals, allowing for an immediate disbursement of about US$ 5.4 billion.

With respect to Argentina’s debt with the Paris Club, on March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the understanding agreement reached in June 2021. The agreement includes financial guarantees from the Paris Club in support of the IMF Program, allowing Argentina to secure the financial sources identified in the agreement with the IMF. Such financial guarantees establish that, during the term of the Program, Argentina will make partial payments to the Paris Club members in proportion to those made to other bilateral creditors, in accordance with the terms established in the understanding reached in June 2021. In May 2022, the Argentine Government and the Paris Club reached an agreement to defer debt payments until September 30, 2024, to finally renegotiate in October 2022 the rescheduling of 100% of the total amounts of principal and interest due and reducing the applicable interest rates.

Although the goals that Argentina agreed with the IMF have been met until the date of this annual report, we cannot assure you that the conditions and goals of the upcoming quarters will also be complied with by Argentina and that they will not affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, nor can we predict the impact of the implementation of the Program on Argentina’s (and, indirectly, our) ability to access the international capital markets. Moreover, the impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain. For more information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets” and “Item 3. Key information—Risk factors—Risks relating to our business— Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.

Hydrocarbon market

Our pricing policy for fuels took into account several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, export duties, local taxation, domestic margins for our products, among others. Despite our expectation of aligning our local prices to those of international markets over time, while seeking to maintain a reasonable relationship between local crude oil and fuel prices, without considering short-term fluctuations, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face abrupt changes in products prices), will not have an adverse impact on our ability to maintain such relations, considering that volatility and uncertainty in the international prices of oil and derivatives and the fluctuations in the value of the peso will probably continue in the near future. Likewise, since the increase in domestic crude oil production has generated significant exportable balances at an aggregate level in Argentina, it is possible that it will become more challenging and/or that it will take longer to reduce possible distortions between local prices and international prices, particularly when international prices of crude oil and refined products are substantially higher than their respective historical averages. For more information, see “Item 3. Key information—Risk factors—Risks relating to our business—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.

During 2022, local crude oil was freely negotiated between producers and refiners or marketers. It should be noted that the geopolitical conflict between Russia and Ukraine, which started in February 2022, has increased volatility on international crude oil and natural gas prices, with Brent crude oil price trading at an average of 98.9 US$/bbl in 2022 (increasing by 39.8% compared to the average price in 2021), leading to an amplification of the gap between local and international fuel prices. In this context, local crude oil prices averaged values lower than international prices as local producers and refiners agreed to gradually adjust local prices with respect to the strong evolution of international comparable prices, partially aligned to the relative evolution of fuel prices. As for the local Medanito and Escalante crude oil types, the average prices were 62.3 US$/bbl and 70.9 US$/bbl, respectively for 2022, compared to the average prices of crude oil of 53.7 US$/bbl and 58.9 US$/bbl, respectively for 2021. See “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations” and “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to negative effects due to the geopolitical conflict between Russia and Ukraine”.

In relation to the natural gas market, in order to enable further growth of local natural gas production, on February 14, 2022, by the means of Decree No. 76/2022, the Argentine government granted IEASA (or ENARSA since August 1, 2022) a transport concession on the future Presidente Néstor Kirchner gas pipeline, to be built so as to increase natural gas evacuation capacity of the Neuquina basin, from the Tratayén Town in the Neuquén Province, through the Salliqueló Town in the Buenos Aires Province, and in second phase, to the proximities of San Jerónimo Town in the Santa Fe Province. Such Decree also determined, among other aspects, that YPF: (i) will have priority for capacity contracting in which case it would have to prepay completely or partially the associated amount to such contracts, prior approval of the Ministry of Economy; (ii) may be the total or partial assignee of the ownership of the transport concession, prior approval of the SE; and (iii) may establish with IEASA a scheme of technical collaboration, association, investment, or any other form of participation, to the effect of making viable the execution of the programs and/or projects financed with the funds of the Article 7, Section 5 of Law No. 27,605. It should be noted that by means of Resolution No. 67/2022 of the SE, the construction of the aforementioned gas pipeline was declared of national public interest and of priority implementation. From the second half of 2022, the contracts for the construction of certain stretches of the gas pipeline corresponding to the first stage of 573 kilometers were signed, and the public tender for the extended basic engineering for the construction of the second stretch, and the assembly of workrooms, track openings and collection of pipes for the work of some stretches, began. Likewise, YPF signed an agreement with ENARSA for the provision of technical collaboration services.

On November 4, 2022, by means of Decree No. 730/2022, regulated by SE Resolution No. 770/2022, the Plan GasAr 2023-2028 was approved. For further information see “Item 4. Information on the Company—Business organization—Gas and Power” and Note 35.d.1) to the Audited Consolidated Financial Statements.

Principal statements of comprehensive income line items

The information below should be read in conjunction with the Audited Consolidated Financial Statements incorporated herein by reference. See Note 2.b.1) to the Audited Consolidated Financial Statements.

Summarized statement of comprehensive income

	For the year ended December 31,
	(millions of US$)
	2022	2021	2020
Revenues	18,757	13,682	9,690
Costs	(13,684)	(10,629)	(8,663)

Gross profit	5,073	3,053	1,027
Selling expenses	(1,896)	(1,507)	(1,324)
Administrative expenses	(657)	(470)	(467)
Exploration expenses	(65)	(30)	(80)
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	(123)	(115)	(53)
Other net operating results	150	(232)	93

Operating profit / (loss)	2,482	699	(804)
Income from equity interests in associates and joint ventures	446	287	188
Net financial results	128	(271)	(221)

Net profit / (loss) before income tax	3,056	715	(837)
Income tax	(822)	(699)	(184)

Net profit / (loss) for the year	2,234	16	(1,021)
Other comprehensive income for the year	82	115	(15)

Total comprehensive income for the year	2,316	131	(1,036)

The following is a brief description of the principal line items of our comprehensive income statement:

Revenues

Revenues include primarily our sales of crude oil, natural gas, refined fuels, chemical products and others non-oil products. Customs duties on exports are accounted as selling expenses. See “Item 4. Information on the Company—Upstream—Oil and gas production, production costs and sales prices” and Note 24 to the Audited Consolidated Financial Statements.

Costs

The following table presents a breakdown of our costs:

	For the year ended December 31,
	(millions of US$)
	2022	2021	2020
Inventories at the beginning of the fiscal year	1,500	1,191	1,346
Purchases	6,212	4,052	2,326
Production costs	7,704	6,880	6,183
Translation differences	(13)	(6)	(8)
Adjustment for inflation (1)	19	12	7
Inventories at the end of the fiscal year	(1,738)	(1,500)	(1,191)

Total	13,684	10,629	8,663

(1)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

Costs represented 73.0%, 77.7% and 89.4% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, and costs in 2022 increased by 28.7% compared to 2021 and in 2021 increased by 22.7% compared to 2020 due to the factors explained in “—Operating profit / (loss)”.

The table below presents a breakdown of our production costs:

	For the year ended December 31,
	(millions of US$)
	2022	2021	2020
Salaries and social security taxes	781	537	563
Fees and compensation for services	46	47	37
Other personnel expenses	202	140	120
Taxes, charges and contributions	121	118	87
Royalties, easements and fees	1,026	831	610
Insurance	71	74	74
Rental of real estate and equipment	140	125	95
Depreciation of property, plant and equipment	2,400	2,670	2,319
Amortization of intangible assets	29	38	40
Depreciation of right-of-use assets	202	190	241
Industrial inputs, consumable materials and supplies	454	370	312
Operation services and other service contracts	383	388	501
Preservation, repair and maintenance	1,206	905	689
Transportation, products and charges	473	359	299
Fuel, gas, energy and miscellaneous	170	88	196

Total	7,704	6,880	6,183

Other net operating results

Other net operating results principally includes provisions for pending lawsuits and other claims, provisions for environmental remediation, results from sales of participation in areas and insurance recoveries.

Net financial results

Net financial results consist of the interest income and costs, foreign exchange differences and financial accretion. In addition, other financial results mainly include variations from financial assets at fair value with changes in results and the net monetary position.

Income tax

The effective income tax rates for the years ended December 31, 2022, 2021 and 2020 differ from the statutory tax rate of 25%, 35% and 30%, respectively. See Notes 17 and 35.e.1) to the Audited Consolidated Financial Statements.

Operating profit / (loss)

The section below provides a comparative discussion of our operating profit/(loss) for the years ended December 31, 2022, 2021 and 2020.

The tables below present volumes and prices with respect to sales of our principal products in the domestic and export markets:

Domestic market

	For the year ended December 31,
	2022				2021				2020
	Sales volume		Average price (1)		Sales volume		Average price (1)		Sales volume		Average price (1)

Product
Natural gas	11,943	mmcm	132	US$/mcm	11,353	mmcm	132	US$/mcm	10,927	mmcm	95	US$/mcm
Diesel	8,783	mcm	772	US$/cm	8,007	mcm	566	US$/cm	7,044	mcm	483	US$/cm
Gasoline	5,680	mcm	609	US$/cm	4,987	mcm	543	US$/cm	3,698	mcm	483	US$/cm
Jet fuel	519	mcm	1,004	US$/cm	295	mcm	635	US$/cm	180	mcm	596	US$/cm
Non oil (3)	1,015	mtn	756	US$/ton	794	mtn	557	US$/ton	898	mtn	317	US$/ton
Fuel oil	40	mtn	812	US$/ton	208	mtn	469	US$/ton	266	mtn	335	US$/ton
Petrochemicals (2)	396	mtn	915	US$/ton	379	mtn	778	US$/ton	276	mtn	603	US$/ton

Export markets

	For the year ended December 31,
	2022				2021				2020
	Sales volume		Average price (1)		Sales volume		Average price (1)		Sales volume		Average price (1)

Product
Natural gas	594	mmcm	205	US$/mcm	300	mmcm	136	US$/mcm	324	mmcm	101	US$/mcm
Diesel	98	mcm	1,105	US$/cm	49	mcm	641	US$/cm	86	mcm	633	US$/cm
Virgin naphtha	151	mcm	653	US$/cm	202	mcm	446	US$/cm	262	mcm	232	US$/cm
Gasoline	- (1)	mcm	- (1)	US$/cm	65	mcm	490	US$/cm	115	mcm	206	US$/cm
Jet fuel	528	mcm	964	US$/cm	264	mcm	566	US$/cm	253	mcm	509	US$/cm
Soybean meal and oil	1,232	mtn	555	US$/ton	1,338	mcm	466	US$/ton	1,221	mcm	330	US$/ton
Fuel oil	199	mtn	828	US$/ton	208	mtn	536	US$/ton	267	mtn	368	US$/ton
Petrochemicals (2)	103	mtn	1,299	US$/ton	177	mtn	716	US$/ton	137	mtn	623	US$/ton

(1)	Less than 1 mcm. The average price is not reported due to respond to one specific operation.
(2)	Comparative values for 2021 and 2020 were modified due to a change in the product grouping criteria since 2022 onwards.
(3)	Includes sales of fertilizers and grains.

The exported volumes of many of our hydrocarbon products are mainly driven by level of production and domestic demand and export authorizations.

Export revenues represented 12.7%, 12.0% and 12.8% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Export duties accounted for “Taxes, charges and contributions” as indicated in Note 26 to the Audited Consolidated Financial Statements.

The Argentine government currently requires companies intending to export crude oil and diesel to obtain prior authorization from the SE by demonstrating that local demand for those products has been satisfied. The same criterion is applied to exports of LPG through Law No. 26,020.

In the discussion below, YPF manages its operating profit / (loss) through the operating income of its business segments. The financial results and income tax charge of the Company are managed on a consolidated basis. Management analyzes through its operating segments the main financial and operating data for purposes of making resource allocation decisions and to assess the performance of the Company.

For information about our business segments see “Item 4. Information on the Company—Business organization” and Note 5 to the Audited Consolidated Financial Statements.

Year ended December 31, 2022 compared to the year ended December 31, 2021

During 2022, the Company’s operating profit was US$ 2,482 million compared to the operating profit of US$ 699 million of 2021 (an increase of US$ 1,783 million or 255.1%), explained by: (i) higher revenues (an increase of US$ 5,075 million or 37.1%) primarily due to higher sales of diesel (49.5%) and gasoline (27.7%) in the Argentine domestic market due to the sustained increase in demand and higher prices of fuels, and a positive variation in other net operating results of US$ 382 million or 164.7% mainly due to the reversal in 2022 of the charges in the provision for lawsuits and contingencies; (ii) partially offset by higher costs and expenses (an increase of US$ 3,666 million or 29.0%) mainly due to a US$ 824 million or 12.0% increase in production costs and a US$ 2,160 million or 53.3% increase in the purchases due to the higher activity level, the increase in demand and the widespread increase in the cost and expenses prices, and higher charges for impairment of property, plant and equipment of US$ 8 million.

The Company’s net financial results during 2022 represented a profit of US$ 128 million compared to a loss of US$ 271 million in 2021. This variation was mainly due to a higher depreciation of the peso on the Company´s net monetary passive position in pesos and higher interest rates which allowed the recognition of higher positive interests partially offset by a higher negative financial accretion. See Note 28 to the Audited Consolidated Financial Statements.

In 2022, the Company’s income tax represented a loss of US$ 822 million, compared to a loss of US$ 699 million in 2021. See Note 17 to the Audited Consolidated Financial Statements.

As a result of the foregoing, net profit during 2022 was US$ 2,234 million, compared to a net profit of US$ 16 million in 2021.

Our operating results are described below through our business segments main variations:

Upstream

In 2022, the daily production of hydrocarbons increased by 7.2% compared to 2021, reaching 503 mboe/d.

In 2022, daily crude oil production increased by 7.2% compared to 2021, totaling 226 thousand bbl/d, mainly leveraged by an increase in unconventional production.

In 2022, daily natural gas production increased by 5.0% compared to 2021, reaching 37.5 mmcm3/d, leveraged by the increase in unconventional gas production due to the continuing activity in the gas development of central areas to fulfill the Company’s commitments undertaken in the framework of the Plan GasAr 2020-2024, partially offset by a lower market demand affecting mainly conventional gas production. Daily NGL production increased by 20.8% in 2022 compared to 2021, mainly due to the start-up of the interconnection of the Transportadora de Gas del Sur - Tratayén gas pipeline, and a better production performance of Mega, while in the fourth quarter of 2021 it was affected by a stoppage in the plant of Mega in October 2021.

During 2022, the Upstream business segment recorded an operating profit of US$ 1,306 million compared to an operating profit of US$ 66 million in 2021, representing an increase of US$ 1,240 million or 1,878.8%, explained by:

●	Higher revenues (an increase of US$ 1,316 million or 22.4%) mainly due to:

-

An increase in crude oil sales to the Downstream business segment of US$ 1,105 million, or 26.7%, due to a 19.9% increase in the intersegment average price of crude oil. The transferred volume to the Downstream business segment increased by 5.7% compared to 2021.

-

An increase in natural gas sales to the Gas and Power business segment by US$ 172 million, or 10.6%, due to a 2.0% increase in the intersegment average price of natural gas. The transferred volume to the Gas and Power business segment increased by 8.4% compared to 2021.

●	Higher costs and expenses, excluding exploration expenses (an increase of US$ 523 million or 9.6%), mainly due to:

-	An increase in lifting costs of US$ 548 million, or 28.9%, primarily as a result of a 20.3% increase of the unitary cost due to an increase in costs.

-

An increase in royalties and other charges related to oil and gas production of US$ 168 million, or 21.4%. Crude oil royalties increased by 26.8%, and natural gas royalties and other charges increased by 6.2%, in both cases due to a higher value at the wellhead of these products and higher production.

-

The increases in costs were partially offset by a decrease in depreciation of property, plant and equipment of US$ 314 million, or 13.9%, mainly due to the reduction of the depreciation rates generated by the increase in reserves.

●

Higher exploration expenses (an increase of US$ 34 million or 114.0%) mainly explained by higher negative results from unproductive exploratory drilling expenses as a result of a higher number of dry wells than in 2021. In addition, during 2022, exploratory investment was US$ 43 million, compared to US$ 22 million in 2021.

●

A charge for impairment of property, plant and equipment for the CGU Gas – Austral Basin of US$ 123 million (US$ 80 million net of the income tax effect) during 2022, mainly attributable to the increase in production costs, while during 2021 the Company recognized a charge for impairment of property, plant and equipment for the CGU Gas – Austral Basin of US$ 97 million (US$ 63 million net of the income tax effect), mainly attributable to lower than expected production due to the performance of fields and the increase in production costs. See Note 8 to the Audited Consolidated Financial Statements.

●

A profit in other net operating results of US$ 257 million in 2022 compared to a loss of US$ 232 million in 2021, which represented a positive variation of US$ 489 million, explained by the reversal in 2022 of the charges in the Company’s provision for lawsuits and contingencies. See Note 16.a) to the Audited Consolidated Financial Statements.

Downstream

During 2022, the processing levels of our refineries averaged 285 mbbl/d, compared to 270 mbbl/d in 2021. This increase was due to the increase in demand in 2022 and the operational and logistical optimization of our refineries aimed at maximizing the production of gasoline and middle distillates to supply the incremental demand. Additionally, in 2021, the processing levels of La Plata Refinery was affected by the stoppages for maintenance works, partially offset by an unscheduled stoppage in 2022 in the Luján de Cuyo Refinery. In 2022, there was a higher production of diesel of 3.6%, a higher production of gasoline of 12.4% and a higher production of jet fuel of 102.2%.

During 2022, the Downstream business segment recorded an operating profit of US$ 1,523 million compared to an operating profit of US$ 945 million recorded in 2021, representing an increase of US$ 578 million or 61.2%, mainly explained by:

●

Higher revenues (an increase of US$ 4,841 million or 42.9%) mainly due to a sustained increase in fuels demand and higher prices of products. Among the main factors that affected these revenues during 2022 are:

-

Higher diesel revenues in the Argentine domestic market, which increased by US$ 2,246 million, or 49.5%, primarily as a result of a 36.3% increase in the average diesel price and a 9.7% increase in our diesel sales volumes, while in the market an increase in volume of 7.6% was observed for this product. With respect to the increase in volumes sold by the Company, we can highlight a 23.0% increase in Infinia diesel (premium diesel) sales volumes.

-

Higher gasoline revenues in the Argentine domestic market, which increased by US$ 750 million, or 27.7%, primarily as a result of a 12.1% increase in the average gasoline price and a 13.9% increase in our gasoline sales volumes, while in the market an increase in volume of 13.6% was observed for this product. With respect to the increase in volumes sold by the Company, we can highlight a 18.6% increase in Infinia gasoline (premium gasoline) sales volumes.

-

Higher revenues of other products in the Argentine domestic market (an increase of US$ 1,208 million or 48.7%), mainly in jet fuel, fertilizers, residual coal, lubricants, soybean meal and oil and asphalts increased mainly due to higher prices.

-

Higher revenues in the export market (an increase of US$ 637 million or 40.8%) primarily due to an increase in export revenues of residual coal and soybean meal and oil, and the sale of jet fuel and diesel to foreign airlines and vessels, respectively.

●	Higher costs and expenses (an increase of US$ 4,241 million or 41.0%) mainly due to:

-	An increase in purchases of raw materials and resale products mainly explained by:

(i)

An increase in purchases of crude oil of US$ 1,459 million, or 28.3%, as a result of a 19.5% increase in average purchase prices and a 7.3% increase in purchase volumes. Volumes purchased from third parties increased by 4.5%.

(ii)	Higher refined products imports (diesel, premium gasoline and jet fuel), which increased by US$ 930 million, or 130.6%, due to higher purchase volumes and prices.

(iii)	Higher purchases of biofuels (biodiesel and bioethanol), which increased by US$ 469 million, or 90.5%, mainly due to higher purchase volumes and prices.

-

An increase in receipt of grain of US$ 120 million, or 28.8%, through the modality of barter in the Agro sales segment (accounted for as purchases), as a result of an increase in average purchase prices.

-	An increase in fertilizers purchases of US$ 101 million, or 21.5%, mainly due to higher purchase prices.

-	A positive stock variation of US$ 236 million recorded in 2022, due to higher levels of inventories. In 2021, a positive stock variation of US$ 470 million was recorded.

-

An increase in refining and logistic costs of US$ 343 million, or 32.3%, which resulted in an increase in the unitary cost of 25.1%, mainly driven by higher personnel expenses, higher charges for preservation, repair and maintenance, and higher charges for transport of products.

Gas and Power

During 2022, the Gas and Power business segment recorded an operating profit of US$ 90 million compared to an operating profit of US$ 10 million in 2021, representing an increase of US$ 80 million or 800.0%, mainly explained by:

●	Higher revenues (an increase of US$ 465 million or 20.9%) mainly due to:

-

An increase of US$ 210 million for the new operations of Midstream Gas, generated by the gas transportation, conditioning and processing for the separation of gasoline, propane and butane, from the transference of assets managed by the Upstream business segment until December 31, 2021, of which 86.2% were sales to the Downstream business segment.

-

An increase of US$ 192 million or 11.7% in natural gas sales as producers primarily as a result of an increase in volumes sold of 9.2% and in the average price of 2.3% (the average natural gas price in U.S. dollars reached 3.61 US$/mmBtu compared to the 3.53 US$/mmBtu in 2021). Natural gas domestic price is mainly associated to the implementation of the Plan GasAr 2020-2024 (See Note 35.d.1) to the Audited Consolidated Financial Statements). The aformentioned increase contains US$ 19 of natural gas sales from YPF to Metrogas.

-

An increase of US$ 60 million, or 11.2%, in the sales of our subsidiary Metrogas to the retail segment (residential and small general service category) and large clients (gas power plants and industries) mainly due to an increase in prices and income from transportation and distribution services.

●	Higher costs and expenses (an increase of US$ 388 million or 17.5%) mainly due to:

-	An increase of US$ 156 million in costs and expenses made in connection with of the new operations of Midstream Gas.

-

An increase of US$ 196 million, or 12.0%, in purchases of natural gas to the Upstream business segment and to third parties as a result of 3.1% increase in average prices and an 8.6% increase in purchase volumes. The volumes purchased from third parties increased by 32.2%.

Central Administration and Others

During 2022, the Central Administration and Others recorded an operating loss of US$ 401 million, a 117.9% increase in the loss, compared to the operating loss of US$ 184 million in 2021, mainly due to higher administrative expenses as a result of the widespread increase in prices, partially offset by higher revenues of our subsidiary A-Evangelista S.A. (“AESA”).

Consolidation adjustments

The main transactions between business segments are generated by the sales of crude oil and natural gas produced by the Upstream business segment to the Downstream and Gas and Power business segments, respectively.

Consolidation adjustments during 2022, which correspond to the elimination of the results between the different business segments that have not involved third parties, showed a negative amount of US$ 36 million, compared to a negative amount of US$ 138 million in 2021. In 2022 and 2021, there was an increase in the gap between the transfer prices between business segments and the production cost of the Company’s inventories. In 2022 and 2021, transfer prices reflect the changes in market prices, especially of crude oil.

Year ended December 31, 2021 compared to the year ended December 31, 2020

During 2021, the Company’s operating profit was US$ 699 million compared to an operating loss of US$ 804 million in 2020 (an increase of US$ 1,503 million), explained by: (i) higher revenues (an increase of US$ 3,992 million or 41.2%, primarily explained by higher gasoline (51.7%) and diesel sales (33.3%) in the Argentine domestic market, compared to 2020, driven by a sustained recovery in fuels demand, reaching by the end of the third quarter of 2021 similar sale levels to those prior to the COVID-19 pandemic and higher prices of fuels; (ii) partially offset by higher costs and expenses (an increase of US$ 2,102 million or 20.0%) mainly due to an increase of US$ 697 million or 11.3% in production costs and an increase of US$ 1,726 million or 74.2% in the purchases compared to 2020 due to the higher activity level, increase in demand and an increase in the cost prices, partially offset by a positive stock variation of US$ 457 million recorded in 2021; lower other net operating results by US$ 325 million, mainly due to higher charges in the provision for lawsuits and contingencies, and higher charges for impairment of property, plant and equipment by US$ 62 million.

The Company’s net financial results during 2021 represented a loss of US$ 271 million compared to a loss of US$ 221 million in 2020. This variation was mainly due to a lower depreciation of the peso in 2021 and higher positive results from transactions with financial assets recorded in 2020, partially offset by lower negative interests according with the reduction of our financial debt. See Note 28 to the Audited Consolidated Financial Statements.

In 2021, the Company’s income tax was a loss of US$ 699 million, compared to a loss of US$ 184 million in 2020. See Note 17 to the Audited Consolidated Financial Statements.

As a result of the foregoing, net profit during 2021, represented a profit of US$ 16 million, compared to a loss of US$ 1,021 million in 2020.

Our operating result are described below through our business segments main variations:

Upstream

In 2021, the daily production of hydrocarbons increased by 0.6% compared to 2020, reaching 470 mboe/d, achieving the first year of interannual stability after five consecutive years of decline, showing a progressive evolution of production throughout the year. Along with a gradual recovery of hydrocarbons demand since the end of the third quarter of 2020, strengthened by a renewed investment plan since the beginning of 2021, our total hydrocarbon production recorded significant increases throughout the year, exceeding in the fourth quarter by 14.5% the production of the same period of the previous year.

In 2021, daily crude oil production increased by 2.0% compared to 2020, totaling 211 thousand mbbl/d, mainly leveraged by an increase in unconventional production. Production in 2020 was affected since the second quarter by the measures adopted in response to the COVID-19 pandemic, which strongly affected the demand, and therefore, the local and international prices for crude oil, which derived in a strong contraction in investment levels.

In 2021, daily natural gas production increased by 0.3% compared to 2020, reaching 35.7 mmcm/d. During the first quarter of 2021, natural gas production decreased mainly due to the natural decline of the fields, which started to reverse at the beginning of the second quarter driven by significant investments in the framework of the Plan GasAr 2020-2024, which made production remain stable during the second semester. Daily NGL production decreased by 5.7% in 2021 compared to 2020, mainly due to maintenance plant stoppages in the processing plant of Mega during the first and the fourth quarters of 2021.

During 2021, the Upstream business segment recorded an operating profit of US$ 66 million compared to an operating loss of US$ 444 million in 2020, representing an increase of US$ 510 million, explained by:

•	Higher revenues (an increase of US$ 1,614 million or 37.9%) mainly due to:

-

An increase in crude oil sales to the Downstream business segment of US$ 1,089 million, or 35.7%, due to a 35.6% increase in the intersegment average price of crude oil. The transferred volume to the Downstream business segment represented a 0.1% increase.

-

An increase in natural gas sales to the Gas and Power business segment of US$ 484 million, or 42.5%, due to a 38.6% increase in the intersegment average price of natural gas. The transferred volume to the Gas and Power business segment represented a 2.8% increase.

•	Higher costs and expenses, excluding exploration expenses (an increase of US$ 650 million or 13.6%), mainly due to:

-

An increase in lifting costs of US$ 229 million, or 13.8%, primarily as a result of a 13.4% increase of the unitary cost due to an increase in costs and the recovery of activity after the impact of the measures adopted in 2020 in response to the COVID-19 pandemic.

-

An increase in royalties and other charges related to oil and gas production of US$ 210 million, or 36.4%. Crude oil royalties increased by 32.0%, and natural gas royalties and other charges increased by 50.3%, in both cases due to a higher value at the wellhead of these products and higher production.

-	An increase in depreciation of property, plant and equipment of US$ 395 million, or 21.3%, mainly due to the effect of the recovery of the charge of impairment booked by the end of 2020.

-

A decrease in expenses related to stand-by of equipment and services of US$ 202 million or 41.2% mainly due to the COVID-19 pandemic, that generated during 2020 a brake on the projects execution to guarantee the safety of the personnel involved and to have a level of production according to the demand.

•

Lower exploration expenses (a decrease of US$ 49 million or 62.0%) explained by lower negative results from unproductive exploratory drilling expenses as a result of fewer dry wells. In addition, during 2021, exploratory investment was US$ 22 million, compared to US$ 2 million in 2020.

•

A charge for impairment of property, plant and equipment for the CGU Gas - Austral Basin of US$ 97 million (US$ 63 million net of the income tax effect), during 2021, attributable to lower than expected production due to the performance of fields and the increase in production costs, while during 2020 the Company recognized a charge for impairment of property, plant and equipment and intangible assets of US$ 27 million (US$ 20 million net of the income tax effect), explained by (i) the US$ 814 million aggregate impairment for the Gas - Neuquina basin and the Gas - Austral basin CGUs recorded in the second quarter, (ii) partially offset by the US$ 787 million aggregate impairment reversal for the Gas - Neuquina basin and Gas - Austral basin CGUs recognized in the fourth quarter. See Note 8 to the Audited Consolidated Financial Statements.

•

A loss in other net operating results of US$ 232 million in 2021, compared to a profit of US$ 201 million in 2020, which represented a negative variation of US$ 433 million, mainly explained by: (i) higher charges in the provision for lawsuits and contingencies (see Note 16.a) to the Audited Consolidated Financial Statements); and (ii) the results recognized in 2020: (a) in the Bandurria block YPF was notified of the acquisition by Shell and Equinor Argentina AS (Sucursal Argentina) of the entire package of shares from SPM Argentina S.A., which implied recording a US$ 105 million gain given that the assignment required the payment of the pending price, (b) the Company recorded a gain of US$ 65 million upon the sale of the 11% participation of YPF in the Bandurria Sur block to Bandurria Sur Investments S.A. (see Note 34.b) to the Audited Consolidated Financial Statements), and (c) the Company recorded a profit of US$ 39 million upon the collection of insurance proceeds for the claims of lack of control of wells that occurred in the Bandurria Sur and Loma La Lata areas in previous years.

Downstream

During 2021, the processing levels of our refineries averaged 270 mbbl/d, compared to 234 mbbl/d in 2020. Processing in 2021 was affected by: (i) La Plata Industrial complex scheduled stoppages in the diesel hydro treatment plant, in catalytic and coke units; and (ii) Plaza Huincul Industrial complex scheduled stoppages of the topping and platforming units. In 2020, processing was mainly affected by the mandatory lockdown and quarantine measures in response to the COVID-19 pandemic since the second half of March 2020, which resulted in a lower demand of refined products and, as a consequence, lower processing needs. In 2021, there was a higher production of diesel of 9.7% and a higher production of gasoline of 30.9%.

During 2021, the Downstream business segment recorded an operating profit of US$ 945 million compared to an operating profit of US$ 89 million recorded in 2020, representing an increase of US$ 856 million or 961.8%, mainly explained by:

•

Higher revenues (an increase of US$ 3,422 million or 43.5%) mainly due to a sustained recovery in fuels demand, reaching by the end of the third quarter of 2021 sales levels similar to those prior to the COVID-19 pandemic and exceeding them during the fourth quarter of 2021. Sales in 2020 were strongly impacted by the measures adopted in response to the COVID-19 pandemic. Among the main factors that affected these revenues during 2021 are:

-

Higher diesel revenues in the Argentine domestic market, which increased by US$ 1,132 million, or 33.3%, primarily as a result of a 17.5% increase in the average price and a 13.7% increase in our diesel sales volumes, while an increase in volume of 15.4% was observed in the Argentine domestic market for this product. With respect to the increase in volumes sold by the Company, we can highlight a 33.8% increase in Infinia diesel (premium diesel) sales volumes.

-

Higher gasoline revenues in the Argentine domestic market, which increased by US$ 924 million, or 51.7%, primarily as a result of a 12.6% increase in the average price and a 34.9% increase in our gasoline sales volumes, while an increase of 30.3% was observed the Argentine domestic market for this product. With respect to the increase in volumes sold by the Company, we can highlight a 45.5% increase in Infinia gasoline (premium gasoline) sales volumes.

-

Higher revenues of other products in the Argentine domestic market (an increase of US$ 966 million or 63.9%), mainly in LPG, fertilizers, lubricants, petrochemicals and aerokerosene sales mainly due to higher sales volumes and higher prices.

-	Higher revenues in the export market (an increase of US$ 400 million or 34.4%) primarily due to an increase in the exports of soybean meal and oil, LPG and lubricants.

•	Higher costs and expenses (an increase of US$ 2,571 million or 33.1%) mainly due to:

-	An increase in purchases of raw materials and resale products mainly explained by:

(i)

An increase in purchases of crude oil of US$ 1,608 million, or 45.3%, as a result of a 34.3% increase in average purchase prices and an 8.1% increase in purchase volumes. Volumes purchased from third parties increased by 57.9%.

(ii)	Higher refined products imports (diesel, premium gasoline and jet fuel) of US$ 492 million, or 223.9%, due to higher purchase volumes and prices.

(iii)	Higher purchases of biofuels (biodiesel and bioethanol) of US$ 180 million, or 53.3%, mainly due to an increase in the purchase prices, and an increase in the volumes of bioethanol.

Higher purchased volumes in 2021 were a result of the gradual recovery of the domestic demand since the lifting of measures adopted in response to the COVID-19 pandemic.

-

An increase in receipt of grain of US$ 76 million, or 22.1%, through the modality of barter in the Agro sales segment (accounted for as purchases), as a result of an increase in average purchase prices, which was partially offset by a decrease in the volumes received.

-	An increase in fertilizers purchases of US$ 258 million, or 121.3%, mainly due to higher purchase prices.

-

A positive stock variation of US$ 470 million recorded in 2021, due to higher levels of inventories and an increase in the cost of the business segment’s inventories (which are valued at transfer price). In 2020, a negative stock variation of US$ 253 million was recorded.

-

An increase in refining and logistic costs of US$ 113 million, or 11.9%, due to higher charges for electricity and other supplies, for transportation, products and charges, and for materials and spare parts. The unitary cost decreased in 2.6% mainly driven by an increase in the processing levels.

Gas and Power

During 2021, the Gas and Power business segment recorded an operating profit of US$ 10 million compared to an operating loss of US$ 272 million in 2020, representing an increase of US$ 282 million, mainly explained by:

•	Higher revenues (an increase of US$ 458 million or 25.8%) mainly due to:
-

An increase of US$ 496 million or 43.4% in natural gas revenues as producers, primarily as a result of an increase in volumes sold of 3.9% and in the average price of 38.1% (the average natural gas price reached 3.5 US$/mmBtu in 2021 compared to the average of 2.6 US$/mmBtu in 2020). This increase in the domestic price is mainly associated to the implementation of the Plan GasAr 2020-2024 (see Note 35.d.1) to the Audited Consolidated Financial Statements). The aforementioned increase contains US$ 29 of natural gas sales from YPF to Metrogas.

-

A decrease of US$ 40 million, or 7.9%, in the natural gas sales of our subsidiary Metrogas to the retail segment (residential and small general service category) and large clients (gas power plants and industries) mainly due to a decrease in volumes.

•

Higher costs and expenses (an increase of US$ 274 million or 14.1%) mainly due to i) an increase of US$ 481 million or 41.6% in purchases of natural gas as producers to the Upstream business segment and third parties as a result of a 39.2% increase in average prices and a 1.7% increase in purchase volumes (the volumes purchased from third parties decreased by 60.8%), ii) partially offset by a decrease in selling expenses of US$ 124 or 60.1% and for a decrease of 77 million or 48.1% in other costs such as depreciation of assets for right of use, operation services and other service contracts, rental of real estate and equipment, among others.

•

In the fourth quarter of 2020, an agreement was signed between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V, which established the termination of the charter and the liquefaction services agreements for the liquefaction barge TANGO FLNG, and the termination of the arbitral claims against YPF. As a consequence of such agreement, the Company recognized during the fourth quarter a loss of US$ 105 million (see Note 34.d) to the Audited Consolidated Financial Statements).

Central Administration and Others

During 2021, the Central Administration and Others recorded an operating loss of US$ 184 million, a 36.6% decrease in the loss, compared to the operating loss of US$ 290 million in 2020, mainly explained by higher revenues of our subsidiary AESA.

Consolidation adjustments

The main transactions between business segments are generated by the sales of crude oil and natural gas produced by the Upstream business segment to the Downstream and Gas and Power business segments, respectively.

Consolidation adjustments during 2021, which correspond to the elimination of the results between the different business segments that have not involved third parties, had a negative amount of US$ 138 million, compared to a positive amount of US$ 113 million in 2020. In 2021, there was an increase in the gap between the transfer prices between business segments and the production cost of the Company’s inventories, while in 2020 such gap had decreased. In 2021 and 2020, transfer prices reflect the changes in market prices, especially of crude oil.

Liquidity and capital resources

Liquidity

The Company closely monitors liquidity levels in order to attend cash needs from business operations and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of (i) cash and cash equivalents (cash in hand, deposits held at call with banks and other short-term highly liquidity investments with maturities of 3 months or less), and (ii) investment in financial assets (Argentine treasury bills and bonds and corporate bonds). Based on the discussion below, we consider that our working capital is reasonable for the Company’s present requirements.

In order to fulfill our financial needs, the access to bank credit facilities together with local and international debt capital markets, provide a material source of funding in the short-term and long-term. The Company issued several series of notes in the local and international markets at different currencies, interest rates and tenors under a Global Medium-Term Notes Program (“GMTN Program”) and the Frequent Issuer Regime. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires or “BASE”) and/or the Electronic Open Market (Mercado Abierto Electrónico or “MAE”) in Argentina, while international notes issues are authorized for trading on the Luxembourg Stock Exchange. For additional information about the outstanding notes of YPF S.A. and of our subsidiaries as of December 31, 2022, see Notes 4 and 21 to the Audited Consolidated Financial Statements.

Based on the level of our outstanding financial debt and our dependence on capital to maintain a significant investment program, we have a recurrent need for debt funding to refinance maturing debt and finance our capital investments. We are therefore affected by the local and global macroeconomic environments as well as local and global financial market conditions. This exposes us to certain risks, including, among others, market risk (exchange rate risk, interest rate risk and price risk), liquidity risk and credit risk. For information related to financial risk management see Note 4 to the Audited Consolidated Financial Statements. See additionally “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets”.

Given the restrictions imposed by the BCRA on access to the foreign exchange market (see Note 35.g) to the Audited Consolidated Financial Statements and “Item 10. Additional information—Exchange regulations”), the Company has been reducing its portion of cash and cash equivalents in currencies other than the Argentine peso, consequently it may be affected in the event of exchange rate variations, which motivated an active strategy in the Group’s liquidity management. As of December 31, 2022, liquidity of YPF was comprised 51.1% in pesos and 48.9% in currencies other than the Argentine peso (mainly U.S. dollars). See additionally “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

Loans

Total loans outstanding as of December 31, 2022, 2021 and 2020 were US$ 7,088 million, US$ 7,379 million and US$ 8,070 million, respectively, consisting of (i) current loans of US$ 1,140 million and non-current loans of US$ 5,948 million as of December 31, 2022, (ii) current loans of US$ 845 million and non-current loans of US$ 6,534 million as of December 31, 2021, and (iii) current loans of US$ 1,793 million and non-current loans of US$ 6,277 million as of December 31, 2020. As of December 31, 2022, 2021 and 2020, 96.8%, 95.2%, and 93.9% of our loans were denominated in U.S. dollars, respectively. Moreover, as of December 31, 2022, 93.2% of our total consolidated debt accrues interest at a fixed rate.

Regarding our debt composition, as of December 31, 2022 our senior notes represented 91.6%, while the remaining 8.4% consisted of trade facilities and other bank loans.

In the past we have repurchased certain of our publicly traded bonds in open market transactions on an arms-length basis. The position of our repurchased bonds as of December 31, 2022 and 2021, was US$ 9 million and US$ 4 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly traded bonds if, in our own judgment, the market conditions are attractive.

On April 29, 2016, our shareholders approved an increase of the amount of the GMTN Program from US$ 2.0 billion to a maximum nominal amount in circulation at any time under the program of US$ 10.0 billion, and the 5 year extension of the term of the Program starting from October 25, 2017, which expired in October 2022.

On December 28, 2018, YPF S.A. registered as “Frequent Issuer No. 4”, under the simplified Regime for Frequent Capital Markets’ Issuers (“Régimen Simplificado para Emisores Frecuentes”) created by the CNV in June 2018. This Regime seeks to speed up internal authorization processes within the CNV to promote the development of the local capital markets, while also generating more efficient controls. Also, this Regime allows frequent issuers such as YPF to significantly reduce the timeline of the offering process, which in turn provides flexibility to take advantage of favorable market conditions in local and international markets. On January 7, 2021, the Board of Directors authorized an increase of the issuance of negotiable obligations for up to an additional outstanding amount of US$ 6,500 million which was subsequently approved by the CNV through Resolution No. 20,939 dated January 27, 2021.

The following table sets forth our commitments with regard to the principal amount of our debt, plus accrued but unpaid interest as of that date:

	As of December 31, 2022
	(millions of US$)
	Expected maturity date
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Loans	7,088	1,140	1,015	1,424	338	1,090	2,081

Prior to the maturity of the YPF S.A.’s Class XLVII Notes on March 23, 2021, the Company refinanced 58.7% of such bond. In addition, in accordance with the provisions established by the Communication “A” 7,106 of the BCRA, as amended, we offered a voluntary debt exchange to holders of the Class XLVII Notes outstanding and to holders of other foreign law governed securities maturing between 2024 and 2047, for a total face value of US$ 6.2 billion. On February 8, 2021, the Company announced that holders representing more than 30% of such securities (in particular, 59.9% of the residual Class XLVII Notes) had participated in the exchange providing a cash flow relief of US$ 577 million for 2021 and 2022.

For a description of our exposure to market risk, see “Item 11. Quantitative and qualitative disclosures about market risk” and Note 21 to the Audited Consolidated Financial Statements.

Covenants in our indebtedness

Most of the Company’s loans contain usual covenants for contracts of this nature, which include financial covenants mainly consisting in the limitation of incurrence on additional debt when exceeding the Company’s consolidated leverage ratio and debt service coverage ratio, subject to certain exceptions that may provide certain flexibility to the Company, limitations on payments of dividends, share repurchases and certain investments, and events of defaults triggered by materially adverse judgments, among others.

The Company monitors compliance with covenants on a quarterly basis. As of December 31, 2022, the Company is in compliance with all covenants in connection with our indebtedness. See “Item 3. Key information—Risk factors—Risks relating to our business—If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt” and “Item 3. Key information—Risk factors—Risks relating to our business—Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.

Additionally, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2022.

For information regarding the financial situation of our subsidiary Metrogas, see Note 4 to the Audited Consolidated Financial Statements.

Granted guarantees

For information relating to granted guarantees, see Note 34.e) to the Audited Consolidated Financial Statements.

Cash flow information

The following tables set forth our cash flow information:

	For the year ended December 31,
	(millions of US$)
	2022	2021	2020
Net cash flows from operating activities	5,693	4,201	2,915
Net cash flows used in investing activities	(4,016)	(2,547)	(1,517)
Net cash flows used in financing activities	(1,227)	(1,600)	(1,698)
Effect of changes in exchange rates on cash and cash equivalents	(288)	(93)	(156)

Net increase (decrease) in cash and cash equivalents	162	(39)	(456)
Cash and cash equivalents at the beginning of the fiscal year	611	650	1,106
Cash and cash equivalents at the end of the fiscal year	773	611	650

Net cash flows from operating activities were US$ 5,693 million in 2022 compared to US$ 4,201 million in 2021. This increase of US$ 1,492 million, or 35.5%, was primarily due to higher operating results (without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right of use assets, and unproductive exploration drilling), and a higher decrease in the working capital accumulated variation, mainly due to the increase in accounts payable, salaries and social security and provisions, partially offset by an increase in inventories, trade receivables and other receivables.

Net cash flows used in investing activities were US$ 4,016 million in 2022, compared to US$ 2,547 million in 2021. This increase of US$ 1,469 million, or 57.7%, was primarily due to higher investments of property, plant and equipment and intangible assets of US$ 1,558 million and lower proceeds from sales of assets and transfer of areas by US$ 40 million, partially offset by an increase in collections for the sale of financial assets, net of payments and interests for US$ 149 million.

Net cash flows used in financing activities in 2022 were US$ 1,227 million, which were primarily derived from net debt repayment of US$ 378 million, the payment of interest of US$ 543 million and the payment of leases of US$ 341 million, partially offset by account overdrafts taken of US$ 71 million.

Net cash flows from operating activities were US$ 4,201 million in 2021 compared to US$ 2,915 million in 2020. This increase of US$ 1,286 million, or 44.1%, was primarily due to higher operating results (without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right of use assets, and unproductive exploration drilling), and partially offset by a lower decrease in the working capital accumulated variation, mainly due to an increase in inventories and other receivables, partially offset by an increase in accounts payable, provisions and salaries and social security.

Net cash flows used in investing activities were US$ 2,547 million in 2021, compared to US$ 1,517 million in 2020. This increase of US$ 1,030 million, or 67.9%, was primarily due to higher investments of property, plant and equipment and intangible assets of US$ 798 million, a decrease in collections for the sale of financial assets, net of payments and interests for US$ 63 million, and lower proceeds from sales of assets and transfer of areas by US$ 169 million.

Net cash flows used in financing activities in 2021 were US$ 1,600 million, which were primarily derived from net debt repayment of US$ 690 million, the payment of interest of US$ 615 million, the payment of leases of US$ 302 million, and account overdrafts taken of US$ 8 million.

Cash flow of the next 12 months

While accelerating the growth potential of our shale operations, our strategy remains focused on maintaining high standards in the health and safety of our people, minimizing our carbon footprint, stabilizing our conventional oil production, minimizing the natural decline in conventional natural gas production and remaining vigilant in securing further efficiencies in the rest of our operations, including refining/processing of oil and gas and the distribution/marketing of hydrocarbon and derivative products, which position us as the leading integrated energy company in Argentina, while seeking to strengthen our competitiveness and timely adaptation to the trends that are taking place in the global energy system and that would have a decisive impact in the coming decades, such as decarbonization and electrification, as well as those that aim to increase the efficiency of hydrocarbons. For the year 2023, we have the primary goal to grow our oil and gas production for which we have established a capital expenditure program totaling approximately US$ 5 billion (about 20% increase when compared to 2022), once again focused on our Upstream operations, and in particular in our shale blocks to which we are allocating 50% of the total amount. However, in case that cash flows from operating activities turn out to be lower than expected given the uncertainties related to the evolution of the Argentine economic environment and, more broadly, on the global economy, we might need to adjust our capital expenditure program downwards to prioritize financial discipline. We consider that our working capital is reasonable for the Company’s present requirements.

Breaking down our capital expenditure program for 2023, we plan to invest around US$ 2.6 billion in Upstream operations, primarily focused on our unconventional operations (approximately US$ 2.3 billion), while also devoting a significant amount to our conventional fields (US$ 1.3 billion) for the active management of the natural decline of our fields. In this context, we expect our oil and natural gas production to increase by about 8% and 3%, respectively, year over year, led by an estimated 30% and 15% increase in shale oil and shale gas production, respectively. Regarding the breakdown between oil and gas, the capital expenditure plan assigned a larger portion to investments in oil, but nevertheless allocates enough resources to natural gas activities to comply with the commitments assumed in our participation in the Plan GasAr. See note 35.d.1 to the Audited Consolidated Financial Statements. In the case of Downstream, we budgeted US$ 1.1 billion as capital expenditure plan for 2023, focused on investments in adapting our refineries for the processing of larger proportion of lighter crudes, maintenance stoppages, sustainability initiatives and the execution of the multiyear project of “new specifications” of fuels, the latter involving taking an estimated capital expenditure of US$ 300 million in 2023. Even our Downstream investment plan includes the allocation of resources to Midstream Oil operations, with the aim of eliminating the bottlenecks generated by the continuous expansion of the Vaca Muerta formation, through the construction of the new “Vaca Muerta Norte” oil pipeline, which will connect the central unconventional blocks with the north of the Neuquén Province and the trans-Andean oil pipeline, and the new “Vaca Muerta Sur” oil pipeline, which will allow greater potential for export growth from 2026 through the Atlantic Ocean. Finally, our capital expenditure plan for 2023 contemplates natural gas processing and gathering infrastructure projects led by the new Midstream Gas business unit, in both cases to eliminate bottlenecks in the future growth of Vaca Muerta as well and projects to improve measurement, integrity and safety of processes in our gas plants, carried out by the Gas and Energy segment and technology investments across our business and corporate units.

In summary, for the implementation of this investment plan, we estimate that additional net financing may be required, but in order to maintain a prudent financial approach, we have established a maximum reference net leverage ratio target of 1.75 times EBITDA. In that sense, given that our plan to grow our oil and gas production is highly dependent on our cash flow generated by our operations, which in turn depends on our ability to adjust prices for our main products, we keep our expectation of substantially aligning our local prices with those of international markets over time, also pursuing a reasonable relationship between local crude oil and refined products’ prices. However, any factors that may affect the economic situation in Argentina (such as adverse results in the evolution of the agreement of the debt with the IMF or global geopolitical tensions affecting the global economy and the oil and gas industry) could generate a negative impact in our results of operations, cash flows, investing activities, financial position and also on potential available financing for our operations and capital expenditure plan, thus affecting our estimates and our liquidity. See “—Covenants in our indebtedness”.

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

Material cash requirements

The following paragraphs sets forth information regarding our material commitments under commercial contracts as of December 31, 2022:

●

Debt: total debt amounted to US$ 10,585 million as of December 31, 2022 (of which US$ 2,200 million correspond to debt maturing in less than one year). These projected amounts include interest due throughout the life of the instrument. Interest on variable rate instruments is calculated using the rate as of December 31, 2022.

●

Lease liabilities: total undiscounted (i.e., in nominal terms) lease liabilities amounted to US$ 705 million as of December 31, 2022 (of which US$ 322 million correspond to debt maturing in less than one year). See Note 20 to the Audited Consolidated Financial Statements.

●

Purchases of goods and services: Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on YPF and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. For obligations with cancellation provisions, we considered the non-cancellable portion of the agreement terms or the minimum cancellation fee. In addition, purchase commitments under commercial agreements that do not provide for a total fixed amount have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts as of December 31, 2022.

As of December 31, 2022, the Company was committed to purchase products and services for approximately US$ 3,375 million (of which US$ 858 million correspond to purchases maturing in less than one year). Our analysis was focused on quantitatively and/or qualitatively significant contracts (the contracts not analyzed are not quantitatively and/or qualitatively material to our business as a whole).

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

-

Accounts payable, contract liabilities, salaries and social security, taxes payable, other liabilities, income tax liability and Deferred income tax liabilities, net, as set forth in our Audited Consolidated Financial Statements. As of December 31, 2022, other liabilities amounted to US$ 4,936 million.

As of December 31, 2022, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and extension of concessions amount to US$ 4,684. See Note 34.c) to the Audited Consolidated Financial Statements.

In addition, we have additional commitments under guarantees. See Note 34.e) to the Audited Consolidated Financial Statements.

Capital investments, expenditures and divestitures

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity:

	For the year ended December 31,
	2022		2021		2020
	(millions of US$)	(%)	(millions of US$)	(%)	(millions of US$)	(%)

Capital expenditures and investments (1)
Upstream	3,149	74.5%	2,150	81.0%	1,083	71.1%
Downstream	837	19.8%	406	15.3%	319	21.0%
Gas and Power	78	1.8%	27	1.0%	58	3.8%
Central Administration and Others	166	3.9%	71	2.7%	62	4.1%

Total	4,230	100.0%	2,654	100.0%	1,522	100.0%

(1)	Includes acquisitions of property, plant and equipment and exploration expenses, net of unproductive exploratory drillings expenses and hydrocarbon wells abandonment obligations costs.

Capital divestitures

During 2022 there have been no material capital divestitures.

Research and development, patents and licenses

For a description of our research and development policies, see “Item 4. Information on the Company—Research and development”.

Trend information

See “—Factors affecting our operations”.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. See “Item 4. Information on the Company—History and development of YPF S.A.” and see “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of the YPF S.A.”.

Critical accounting policies and estimates

Our accounting policies are described in Note 2.a) and 2.b) to the Audited Consolidated Financial Statements.

For information regarding the impairment of property, plant and equipment see Note 2.c) to the Audited Consolidated Financial Statements. The recoverable amount of property, plant and equipment and intangible assets analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed ceiling test calculation. These factors include, but are not limited to, future prices, operating costs, foreign exchange rates, capital expenditures timing, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, discount rate and tax attributes. According to the foregoing, and in connection with the estimation of impairment of long-lived assets as of December 31, 2022, if our future crude oil and natural gas prices were reduced by 5 US$/bbl and 0.5 US$/mmBtu, respectively, for all years of the future discounted cash flows, and assuming all other factors remain constant, our provision for impairment of long-lived assets comprising the upstream CGUs would increase by approximately US$ 1.04 billion before income tax effects. Actual cash flows may be materially affected by other factors and there are numerous uncertainties inherent in the present value estimate of future cash flows, so this hypothetical calculation should not be construed as indicative of our development plans or future results of operations.

In addition, for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves” and “Supplemental information on oil and gas producing activities (unaudited)”.

ITEM 6.	Directors, Senior Management and Employees

Management of the Company

The Expropriation Law states that YPF shall continue as a publicly traded corporation and the management of the shares subject to expropriation shall be carried out according to the following principles: (i) strategic contribution of the Company to the aims established in the Expropriation Law; (ii) the management of the Company in accordance with the best industry and corporate governance practices, preserving the interests of the YPF S.A.’s shareholders and creating value for them; and (iii) the professional management of the Company (see “Item 4. Information on the Company—History and development of YPF S.A.”).

The information provided below describes the composition and responsibilities of our Board of Directors and committees as of the date of this annual report.

Board of Directors

Composition of our Board of Directors

Our Board of Directors is currently composed of 11 directors and 9 alternates. The fiscal year since they were elected and the fiscal year their term of appointment expires is as follows:

Name	Position	Director since (3)	Term expiration (4)
Pablo Gerardo González	Chairman and Director	2021	2022

Pablo Anibal Iuliano (2)	Director and CEO	2022	2022

Roberto Luis Monti	Director	2020	2022

Norberto Alfredo Bruno (2)	Director	2016	2022

Horacio Oscar Forchiassin	Director	2020	2022

Ignacio Perincioli	Director	2018	2022

Emilio Javier Guiñazú Fader	Director	2022	2022

Sonia Elizabeth Castiglione	Director	2022	2022

Ramiro Gerardo Manzanal	Director	2020	2022

Celso Alejandro Jaque	Director	2020	2022

Demian Tupac Panigo (1)	Director	2020	2022

Gerardo Damián Canseco (2)	Alternate Director	2020	2022

Guillermo Rafael Pons	Alternate Director	2020	2022

Adrián Felipe Peres	Alternate Director	2020	2022

Silvina del Valle Córdoba	Alternate Director	2020	2022

Miguel Lisandro Nieri	Alternate Director	2017	2022

María Martina Azcurra (2)	Alternate Director	2020	2022

Santiago Martínez Tanoira (2)	Alternate Director	2017	2022

Silvia Noemí Ayala (2)	Alternate Director	2020	2022

Santiago Álvarez (2)	Alternate Director	2020	2022

(1)	Represents our Class A shares.
(2)	As of February 28, 2023, these individuals own less than one percent of our Class D shares.
(3)	Indicates when the person has been appointed as Director and as Alternate Director, as applicable, for the first time continuously.
(4)

Directors and Alternate Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2022 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2023. The next Shareholders’ meeting is expected to take place in April 2023.

The Board of Directors was appointed by the Shareholders’ Meeting dated April 29, 2022. Subsequently, Pablo Anibal Iuliano was appointed as Director and CEO in replacement of Sergio Pablo Antonio Affronti; Sonia Elizabeth Castiglione was appointed as Director in replacement of Sebastián Caldiero, and Héctor Pedro Recalde resigned.

For information about the election of Directors see “Item 10. Additional information—Directors”.

Outside business interests and experiences of the members of the Board of Directors

Pablo Gerardo González

Born: June 13, 1968.

Current position: Director and Chairman of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: In 1994, Mr. González was a member of the board of Distrigas S.A. In 1996, he served as Legal Manager at Servicios Públicos Sociedad del Estado. From 1999 to 2003, he served as Undersecretary for Fiscal Resources of the Santa Cruz Province. He served as General Attorney of the Santa Cruz Province from 2003 to 2007. In 2007, he served as Provincial Interior Minister, Provincial Representative and First Vice President in Santa Cruz House of Representatives. From 2008 to 2011, he was Chief of the Ministerial Cabinet of the Santa Cruz Province. Between 2011 and 2015, he was National Senator in representation of the Santa Cruz Province. Between 2014 and 2015, he was a member of the National Judicial Council. He was Vice Governor of the Santa Cruz Province between 2015 and 2019. From 2019 to 2021, he was Provincial Deputy Representative for the Santa Cruz Province.

Education: A Law degree from Universidad Nacional de La Plata, where he also obtained a Notary Public degree. He holds a degree in hydrocarbons law from Universidad Austral.

Family relations: No family relations to other members of the board or senior management.

Pablo Anibal Iuliano

Born: March 14, 1972.

Current position: Director of the Board and CEO.

Independent: No.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Iuliano joined YPF in 1998 and developed his career in the Upstream business, in different blocks and operations (Golfo San Jorge basin, Mendoza and Neuquén), in areas of oil & gas production operations, D&C and engineering. He led the business in Loma Campana block (developed by YPF in association with Chevron) from 2013 to 2017. In June 2017, he continued his career at Tecpetrol, as director of Neuquina basin and Regional Manager at the Vaca Muerta formation. Between May 2020 and July 2022, he was our Vice President of Unconventional Upstream business. Currently, he serves as our CEO.

Education: A Chemical Engineering degree from the Universidad Tecnológica Nacional and an MBA degree at the IAE Business School.

Family relations: No family relations to other members of the board or senior management.

Roberto Luis Monti

Born: March 16, 1939.

Current position: Director of the Board.

Independent: Yes.

Other directorships: Member of the Board of Directors of Tenaris S.A.

Shares in YPF: None.

Experience: Mr. Monti has an extensive experience in the national and international energy industry. From 1995 to 1997, he was Chairman and General Manager of Maxus Energy Corporation. From 1997 to 1999 he held several positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was the Executive Vice President of Exploration and Production business of Repsol YPF in Argentina. Between April 2016 and January 2020, he was a member of the Board of Directors and Chairman of the Risk and Sustainability Committee of the Board of Directors of YPF. In May 2020 he was appointed as a member of the Board of Directors and is currently a member of the Risks and Sustainability committee.

Education: He earned undergraduate and master’s degrees in electrical engineering from the Universidad de Buenos Aires and holds an MBA degree from the New York American Management Association.

Family relations: No family relations to other members of the board or senior management.

Norberto Alfredo Bruno

Born: June 26, 1959.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Bruno held different positions at YPF, where he served as International Development Manager from 1983 to 1998 and at YPF Perú S.A.C. where he was the General Manager from 1998 to 2000. From October 2001 to December 2013, he was the General Manager of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor for enterprises. Between December 2015 and December 2019, he was the Minister of Economy and Infrastructure of the Neuquén Province.

Education: A Business Administration degree from the Universidad Argentina de la Empresa and postgraduate studies in strategic management from the Instituto de Administración Estratégica; organization and business management at the Instituto Argentino de Economía Energética and energetic economy at the Massachusetts Institute of Technology.

Family relations: No family relations to other members of the board or senior management.

Horacio Oscar Forchiassin

Born: May 6, 1955.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Mr. Forchiassin held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1991. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager. From 1995 to 2016 he held various positions in NOV Tuboscope Vetco de Argentina S.A., including Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period, he was Director in Tuboscope Vetco of Canada Inc. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A.

Education: A Mechanical Engineering degree from Universidad Nacional de la Patagonia San Juan Bosco of Comodoro Rivadavia, Chubut Province.

Family relations: No family relations to other members of the board or senior management.

Ignacio Perincioli

Born: July 5, 1976.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Mr. Perincioli served in the Department of Control of External Indebtedness of the Auditor General’s Office from February 2000 to June 2003. From July 2003 to December 2004, he served in the Coordination and Management Control Under Secretariat. Between January 2005 and February 2008, he served in the Provincial Road Program within the Ministry of Federal Planning, Public Investment and Services, and in the Administration and Finance Management of La Opinión Austral S.A. in Río Gallegos, Santa Cruz Province, since March 2008. From December, 2015 to March, 2018, he was President of Fomento Minero de Santa Cruz S.E., Director and Vice-President of Cerro Vanguardia S.A., and a member of the Supervisory Committee in Patagonia Gold S.A. Between July, 2014 and December, 2015, he was a member of the Board of Directors of YPF. Currently, he is the Minister of Economy, Finance and Infrastructure of the Santa Cruz Province.

Education: A Business Administration and a Certified Public Accountant degrees from the Universidad de Buenos Aires. He also has a project management specialization of the Asociación Argentina de Evaluación (ASAE), a specialization in management of small and medium sized enterprises at the Universidad de Buenos Aires and a specialization in oil and gas management at Universidad Austral.

Family relations: No family relations to other members of the board or senior management.

Emilio Javier Guiñazú Fader

Born: June 8, 1972.

Current position: Director of the Board.

Independent: Yes.

Other directorships: Director at Dioxitek S.A. since December 2019.

Shares in YPF: None.

Experience: From 1996 to 2005, Mr. Guiñazú Fader worked in the projects department at IMPSA S.A. Hydro participating in projects carried out in Argentina, Brazil, Malawi and the United States. From 2005 to 2015, he held various positions at IMPSA S.A. Wind, including General Manager, Marketing Manager and Director of Operations. From 2015 to 2019, he was President and General Manager at Empresa Mendocina de Energía S.A., and Director at Hidroeléctrica Nihuiles S.A. From December 2015 to April 2022, he was Under Secretary of Energy for the Mendoza Province. Since April 2021 he is General Manager at Potasio Río Colorado S.A.U.

Education: An Industrial Engineering degree from the Universidad Nacional de Cuyo and an MBA degree from Escuela de Graduados en Liderazgo Empresarial DUXX Monterrey, México.

Family relations: No family relations to other members of the board or senior management.

Sonia Elizabeth Castiglione

Born: December 5, 1967.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: From 1991 to 1996, Mrs. Castiglione served as independent consultant in information systems and administrative processes. From 2000 to 2019, she held various positions in the Municipality of Río Grande, Tierra del Fuego Province, as Head of the Local Development Department, Tourism Coordinator, Undersecretary of Production and Secretary of Production and Environment. Since 2019, she is Minister of Production and Environment for the Tierra del Fuego Province.

Education: A Systems Analyst degree from the Instituto Juan XXIII and a postgraduate course in Business IT from the Instituto Tecnológico ORT.

Family relations: No family relations to other members of the board or senior management.

Ramiro Gerardo Manzanal

Born: April 17, 1972.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Between 1998 and 2000, Mr. Manzanal worked as a consultant in the Secretary of Industry, Commerce and Mining. Between 2000 and 2004 he was an advisor in the Cabinet Floor of the Secretary of Economic Development of the Government in the City of Buenos Aires. Between 2004 and 2006, he was an advisor to the Undersecretary of Production, Secretariat of Production, Tourism and Sustainable Development, of the Government in the City of Buenos Aires. Between 2006 and 2008, he was Executive Coordinator of the Interamerican Development Bank belonging to the Secretariat of Industry, Commerce and Small and medium-sized enterprises, Ministry of Economy and Production of the Nation. Between 2008 and 2012, he was an advisor to the Presidency of the Grupo Banco Nación - Nación AFJP. Between 2012 and 2014, he was an advisor to the General Management of the BCRA. Between 2014 and 2015, he was a member of the Board of Directors of the National Commission for Foreign Trade. Between 2016 and 2019, he served as a consultant at Idear Desarrollo. During 2019, he worked in the general coordination of the SME Center of the School of Economics and Business of the Universidad Nacional de San Martín in the Buenos Aires Province.

Education: An Economics degree, with orientation in economic planning and development from the Faculty of Economic Sciences of the Universidad de Buenos Aires and a postgraduate in economics and public policies from Universidad Torcuato Di Tella.

Family relations: No family relations to other members of the board or senior management.

Celso Alejandro Jaque

Born: September 24, 1960.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Between 1991 and 1995, Mr. Jaque was a Provincial Deputy of the Fourth Electoral District of the Mendoza Province. He was the Town Mayor of Malargüe, Mendoza Province between December 1995 and December 1999 and between December 1999 and December 2003. He was Senator of the Nation for the Mendoza Province, Honorable Chamber of Senators of the Nation during 2003 and 2007. Between 2007 and 2011, he was Governor of the Mendoza Province. Among other positions, he served as Private Secretary to the Minister of Finance of the Mendoza Province in 1987. From 1989 to 1991, he was General Director of Administration of Finance Ministry in the Mendoza Province. From 2012 to 2015, he was Ambassador Extraordinary and Plenipotentiary of the Argentine Republic in Colombia. He served as Administrative Manager in several service companies in the Mendoza Province. He also practiced the profession privately.

Education: A National Public Accountant and Partitioning Expert degree of the Universidad Nacional de Cuyo, Faculty of Economic Sciences.

Family relations: No family relations to other members of the board or senior management.

Demian Tupac Panigo

Born: June 16, 1974.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Mr. Panigo served as Economist for Latin America at Ixis Corporate & Investment Bank of Paris, France between 2003 and 2004. Between 2007 and 2012, he held various positions in the Ministry of Economy and Production of the Nation, among others, serving as National Director of Macroeconomic Programming. He currently holds an independent researcher position at CONICET. He is professor at Moreno, La Plata and Buenos Aires Universities, where he teaches undergraduate and postgraduate courses. He was Deputy Chairman of Fabricaciones Militares Sociedad del Estado until December 2020.

Education: An Economics bachelor’s degree from the Universidad de La Plata and a master’s degree in labor social sciences from the Universidad de Buenos Aires. He also holds an Economics doctoral degree from the École des Hautes Études en Sciences Sociales, France.

Family relations: No family relations to other members of the board or senior management.

Gerardo Damián Canseco

Born: April 14, 1965.

Current position: Alternate Director of the Board.

Independent: No.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Canseco has been an employee of YPF since 1984. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Santa Fe Province from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014. Likewise, he was the President of the Centro de Estudios Laborales y Sociales of Rosario in the Santa Fe Province from 2014 to 2016. Between 1992 and 2021, he was the General Secretary of the San Lorenzo branch of Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos (SUPeH). Since December 2021 he is the Secretary of Trade Union Affairs and Training of SUPeH.

Education: A Law degree from Universidad Abierta Interamericana and specializes in trade union law.

Family relations: No family relations to other members of the board or senior management.

Guillermo Rafael Pons

Born: September 22, 1964.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: From December 1991 to December 2000, Mr. Pons practiced as an accountant independently. From January 2001 to October 2011, he was partner in Estudio Molinaroli, Perticarini, Pons y Asociados. He was Director General of Administration of the Ministry of Government and Justice of the Neuquén Province between May 1994 and November 1995. He served as Secretary of the Treasury of the Municipality of Neuquén Province between June 1995 and December 1995. Between November 1994 and May 1995, he was General Director of Administration of the Secretary of State for Social Action of the Neuquén Province. He was also Administrative Manager of the Unidad Ejecutora Central de Proyectos con Financiamiento Externo of the Neuquén Province between 1999 and 2000. He also served as a consultant to the Superintendency of Economic Management of the Río Negro Province in 1996. He was an advisor to the Legislature of Río Negro Province between 2003 and 2007. Currently, he is a partner of BMP Estudio & Consultora S.R.L. since 2011, and also the Minister of Economy and Infrastructure of the Neuquén Province.

Education: A Certified Public Accountant degree from the Universidad Nacional del Comahue, Neuquén Province and a MBA degree at the International Business School (EIN).

Family relations: No family relations to other members of the board or senior management.

Adrián Felipe Peres

Born: January 4, 1942.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Mr. Peres was professor of civil law and contracts at the Universidad de Buenos Aires and the Pontificia Universidad Católica Argentina. Between 1968 and 1976, he worked as a lawyer for the SE. From 1976 to 1981, he was advisor and then Director of Contracts for YPF. Also, he served as advisor to the Ministry of Mining between 1981 and 1982. During that same period, he was a lawyer of counsel at Cárdenas, Hope & Otero Monsegur law firm. From 1982 to 2011, he worked at Bridas S.A. where he held various positions, as a Lawyer, Commercial Director and finally Vice President. In addition, he was Officer of Oil Committee of the International Bar Association, he was President of the Energy Law Association, and he was a member of the Board of the IAPG. Moreover, he was a representative member at the Board of the Cámara de Empresas Petroleras e Hidrocarburíferas (“CEPH”) until 2011, and since 2013, the Executive Officer and President of the Cámara de la Industria Petrolera (“CIP”).

Education: A Law degree from the Universidad de Buenos Aires.

Family relations: No family relations to other members of the board or senior management.

Silvina del Valle Córdoba

Born: January 4, 1977.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: Member of the Board of Directors of Banco Santa Cruz S.A.

Shares in YPF: None.

Experience: Ms. del Valle Córdoba served as Director of Strategic Organization and Provincial Director of Statistics and Censuses of the Undersecretariat of Planning of the Santa Cruz Province. Between 2012 and 2015, she served as Head of the Migration Delegation of the Ministry of the Interior and Transportation of the Nation. Between 2015 and 2019, she served as Secretary of Commerce and Industry of the Ministry of Production, Commerce and Industry of the Government of the Santa Cruz Province. In November 2022 she was appointed member of the Board of Directors of Banco Santa Cruz S.A. She is currently the Minister of Production, Commerce and Industry of the Santa Cruz Province.

Education: An International Relations and a Political Science degrees from the Universidad Católica de Córdoba and, among others, the following postgraduate seminars at the Universidad Nacional de la Patagonia Austral: public management and organization; public sector economics; in state, society and public policies of Argentina. She also has a postgraduate course in State Politics in the Framework of Globalization at the Georgetown University.

Family relations: No family relations to other members of the board or senior management.

Miguel Lisandro Nieri

Born: June 12, 1972.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Mr. Nieri has held several positions throughout his career, including advisor of the Ministry of Finance of the Mendoza Province from January 2000 to November, 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of the Mendoza Province from July, 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June, 2006 to April, 2007, Business Manager of Puente Hnos. Sociedad de Bolsa from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Mendoza Province from March 2017 to July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice of the Mendoza Province. Between December 2019 and December 2021, he served as Minister of Finance of the Mendoza Province. Currently, he is National Deputy representing the Mendoza Province.

Education: An Economics degree from the Universidad Nacional de Cuyo and a master’s degree in finance and management control from the ADEN Business School, University of San Francisco.

Family relations: No family relations to other members of the board or senior management.

María Martina Azcurra

Born: March 5, 1971.

Current position: Alternate Director of the Board and Executive Chemical Manager (Commercialization).

Independent: No.

Other directorships: Member of the Board of Directors of Profertil S.A. and Compañía Mega S.A.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mrs. Azcurra joined YPF in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. From 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control, in the Finance area. Between 2010 and 2017, she took on different managing positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for Downstream Vice Presidency. Since 2020, she is our Executive Chemical Manager within our Commercialization Vice Presidency.

Education: A Public Accounting and a Business Administration degrees from the Universidad de Buenos Aires and a master’s degree in business management from the Universidad del Salvador.

Family relations: No family relations to other members of the board or senior management.

Santiago Martínez Tanoira

Born: September 6, 1972.

Current position: Alternate Director of the Board and Gas and Power Vice President.

Independent: No.

Other directorships: Director and Chairman of the Board of Directors of Compañía Mega S.A. and YPF Energía Eléctrica S.A.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: In 1998, Mr. Martínez Tanoira joined YPF and took on several roles within the Petrochemical business. He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemical Director at YPF from 2011 until 2012. He was also member of the Board of Directors of Profertil. From 2012 until 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. He was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. Since May 2020, he is our Gas and Power Vice President.

Education: An Industrial Engineering degree from the Instituto Tecnológico de Buenos Aires (“ITBA”) and a master’s degree in business administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the United States.

Family relations: No family relations to other members of the board or senior management.

Silvia Noemí Ayala

Born: November 2, 1966.

Current position: Alternate Director of the Board and Executive Leader Aconcagua Project.

Independent: No.

Other directorships: Member of the Board of Director of AESA and Eleran Inversiones 2011 S.A.U.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mrs. Ayala joined YPF in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. From 2008 to 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager in YPF between June 2018 to August 2021. Currently, she serves as Executive Leader Aconcagua Project reporting to the Digital Technologies and Transversal Solutions Vice Presidency.

Education: A public Accounting degree from the Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from the ESEADE.

Family relations: No family relations to other members of the board or senior management.

Santiago Álvarez

Born: December 19, 1980.

Current position: Alternate Director of the Board and Corporate Affairs, Communications and Marketing Vice President.

Independent: No.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: From 2007 to 2009, Mr. Álvarez was Legislative Advisor of the Social Communication Committee in the Legislature of the City of Buenos Aires. From 2009 to 2011, he served as Deputy Manager of Institutional Relations of Aerolíneas Argentinas S.A. From 2011 to 2012, he was the News Manager in TV Pública. Between 2012 and 2015, he was Chairman of Agencia Télam. From 2016 to 2020, he worked as Creative Director in Monteagudo Agencia. Since January 2020, he is our Corporate Affairs, Communications and Marketing Vice President.

Education: He holds a law degree from the Universidad de Buenos Aires.

Family relations: No family relations to other members of the board or senior management.

Board of Directors’ practices

The information provided below describes the responsibilities of our Board of Directors.

In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent businessperson. Directors are jointly and severally liable to YPF S.A., its shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws or regulations, and for any damage caused by willful misconduct, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, applicable regulations, or by shareholders resolution. In such cases, a director’s liability will be determined by reference to the performance of those specific duties so long as the director’s appointment and assignment of duties was approved at a shareholders’ meeting and was registered with the Superintendence of Legal Entities.

Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with YPF S.A. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above mentioned requirements may only be carried out with prior approval of the Board of Directors or, in the absence of a quorum at a Board of Directors meeting, of the Supervisory Committee. In addition, these transactions must be subsequently approved by our shareholders at a general meeting. In case the shareholders meeting does not approve the relevant transaction, the directors or members of the Supervisory Committee who approved the transaction, as the case may be, shall be held jointly and severally liable for any damages caused to us and the agreement shall be void.

Any director whose personal interest conflicts with those of YPF S.A. on any matter shall notify the Board of Directors and the Supervisory Committee and abstain from participating and voting on the matter. Otherwise, such director may be held jointly and severally liable to YPF S.A. for the damages caused by his acts and omissions.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution is adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or judicial action is brought to the courts. Any liability of a director to us terminates upon approval of the director’s performance, or by express waiver or settlement by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations. The termination of liability of a director to YPF will not be effective in case of an involuntary liquidation or bankruptcy process.

As part of its continuing process of improving the corporate governance of YPF S.A., the Board of Directors implements an annual self-assessment.

In that sense, the Board of Directors’ self-assessment covers aspects related to the functioning of the Board of Directors in general, its committees and its members individually.

With the implementation of this process, the functioning of the Board of Directors can be monitored regularly, in order to ensure its efficiency and the fulfillment of its duties, as well as to professionalize its management, among other issues, all of which follow the best corporate governance practices in line with global trends. This is also a requirement of the ByMA Corporate Governance Panel, of which YPF S.A. is a party, the CNV Standards, the NYSE Listing Regulations and is aligned with the Organization for Economic Co-operation and Development (“OECD”), the forum for international cooperation “G20” and other international practices.

The Board of Directors is informed of the results of such self-assessment to analyze if the functioning and effectiveness of the Board of Directors of YPF S.A. is satisfactory. The Board of Directors can also entrust the Corporate Secretary with the preparation and implementation of improvement proposals, based on the results obtained under the YPF S.A.’s Corporate Governance continuous improvement plan.

Board of Directors and Senior Management roles in cybersecurity

The Board of Directors has analyzed risks, action plans and evolution of cybersecurity in YPF S.A., according to the cybersecurity maturity model adopted by YPF, through the Risks and Sustainability Committee, which monitors the main risks that are specific to YPF S.A. and/or its activity, including cybersecurity risks and that YPF S.A. implements the corresponding mitigation actions, among other functions.

Compensation of members of our Board of Directors

Argentine General Corporations Law provides that the aggregate annual compensation for any concept paid to the members of the Board of Directors (including those directors acting in an executive capacity) and of the members of the Shareholders’ Surveillance Committee (“Consejo de Vigilancia”), if applicable, including salary and other remuneration for the performance of technical-administrative functions of a permanent nature, with respect to a fiscal year may not exceed 5% of the net income for such year if YPF is not paying dividends in respect of such net income. If YPF S.A. pays dividends, that percentage is increased proportionally up to 25% of the net income, based on the amount of such dividends. Additionally, YPF’s directors who also perform the abovementioned functions shall receive compensation for such functions in an amount commensurate with the prevailing market practice, which shall be determined by the Board of Directors, with the abstention of the interested director. These compensations shall be subject to ratification by the ordinary general shareholders’ meeting, together with those of the Board of Directors as a whole.

The Shareholders’ Surveillance Committee is a control entity regulated by the Argentine General Corporations Law, composed of shareholders of a corporation. As of the date of this annual report, YPF does not have a Shareholders’ Surveillance Committee, since the Argentine General Corporations Law requires us to have a Supervisory Committee, composed of statutory auditors.

The compensation of the Chairman and directors acting in an executive capacity, together with the compensation of all other directors and members of the Shareholders’ Surveillance Committee, if applicable, requires the approval of an ordinary general shareholders’ meeting as provided by Argentine General Corporations Law. When one or more directors exercise special commissions or technical administrative functions and there are reduced profits or there is a lack of profit, and there is a need to exceed the abovementioned limits, such remunerations may only be paid in excess of those limits if expressly agreed by the shareholders’ meeting, for which purpose the matter should be included as a special item on the agenda of such meeting.

For the year ended December 31, 2022, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 3,687 million (US$ 21 million), excluding social security payments made by YPF S.A. as required by law, but including Ps. 272 million (US$ 2 million) in the form of equity compensation plans, pensions, retirement or similar benefits that YPF provides to its Board of Directors and executive officers. All compensations are determined in the currency of legal tender, which is the Argentine peso.

YPF’s performance-based compensation programs include a performance bonus program which is intended to motivate and reward individuals for the annual achievement of business objectives. The program compensated participants in cash based on a measurable and specific set of objectives established by YPF’s Management as well as individual performance results.

Additionally, since 2013, YPF has implemented a share-based benefit plan, which: (i) encourages key personnel to align their performance with the objectives of YPF S.A.’s strategic plan, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in the share price and (iii) assists in the retention of key personnel within YPF S.A. For additional information see Notes 2.b.10.iii and 37 to the Audited Consolidated Financial Statements and “Item 16E—Purchases of equity securities by the issuer and affiliated purchasers”.

Executive officers who also perform as members of the Board of Directors can also be entitled to the aforementioned performance bonus program and the share-based benefit plan, which shall be subject to the limitations set forth hereinabove in this Section.

None of the members of our Board of Directors is party to any service contract with us or any our subsidiaries providing for benefits upon termination of their term in office.

Board of Directors’ Committees

YPF’s Board of Directors has established the following committees: Audit Committee, Legal and Institutional Affairs Committee, Risk and Sustainability Committee, Strategy and Transformation Committee, the Compensation and Nomination Committee and the Disclosure Committee. The committees periodically report its activities to the Board of Directors. The composition and work of the committees are further described below.

Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

The Capital Markets Law, as such term is defined in “Item 9. The offer and listing” and Resolution No. 622/2013 of the CNV require Argentine public companies to appoint an Audit Committee (“Comité de Auditoria”) composed of at least 3 members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee and a majority of its members must be independent directors. Executive directors of YPF S.A. are not permitted to sit on the Audit Committee.

See “—Independence of the members of our Board of Directors and Audit Committee”.

As of the date of this annual report, the Audit Committee is composed of the following individuals, as appointed by the Board of Directors at its meeting held on April 29, 2022:

Name	Position	Member since	Term expiration (2)
Ramiro Gerardo Manzanal	Director - Committee Chair	2020	2022
Emilio Javier Guiñazú Fader	Director	2022	2022
Demian Tupac Panigo (1)	Director	2020	2022

(1)	Designated as the “Audit Committee Financial Expert” by the Board of Directors, pursuant to the rules and regulations of the SEC.
(2)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2022 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2023. The next Shareholders’ meeting is expected to take place in April 2023.

Our Audit Committee, among other functions:

●

Periodically supervises the functioning of the internal control system and the administrative-accounting system, as well as the reliability of the latter, and of the financial information, hydrocarbons reserves information or other relevant information communicated to the CNV and the markets, in compliance with the applicable information regime.

●	Gives its opinion regarding the proposal of the Board of Directors for the appointment of the external auditor of YPF S.A. and oversees its independence.

●	Supervises the application of policies regarding information on risk management of YPF S.A.

●	Provides the market with complete information regarding transactions in which there is a conflict of interest with members of the corporate bodies or controlling shareholders.

●	Opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators of YPF S.A.

●	Verifies compliance with applicable regulations for matters related to behavior in the stock markets.

●	Ensures that our Code of Ethics complies with the legal requirements and is adequate for YPF S.A.

Activities of the Audit Committee

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From April 20, 2022 to April 11, 2023, the Audit Committee held 15 formal meetings.

The Audit Committee must support the Board of Directors in its oversight duties, periodically review economic and financial information relating to us, supervise the internal financial control systems and oversee the independence of external auditors.

Economic and financial information

Using the assessment of the CFO and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2022 and comparative information included in our report on Form 6-K furnished to the SEC on March 16, 2023.

Oversight of the internal control system

Our internal control system for financial reporting is aligned with the requirements established by Section 404 of the Sarbanes-Oxley Act. These regulations provide, among other requirements that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

Relations with the internal auditor

The Audit Committee oversees the progress of our annual internal audit, which is aimed at identifying critical risks, to supervise our internal control system and ensure that they are sufficient, appropriate and efficient.

Throughout the year, the Audit Committee is kept informed by our internal audit department of the most relevant facts and recommendations arising out of its work and the status of the recommendations issued.

Relations with the external auditor

The Audit Committee interacts closely with the external auditor, allowing them to make a detailed analysis of the relevant aspects of the audit of financial statements and to obtain detailed information on the planning and progress of the work.

The Audit Committee also evaluates the services provided by our external auditor, determines whether the conditions for independence of the external auditor, as required by applicable law, are met and monitors the performance of the external auditor to ensure that it is satisfactory.

As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditor of the financial statements for the year ended December 31, 2023.

Legal and Institutional Affairs Committee

The information provided below describes the composition and responsibilities of our Legal and Institutional Affairs Committee. as of the date of this annual report.

In April 2016, the Board of Directors created the Compliance Committee, and changed its name in 2018 to Legal and Institutional Affairs Committee. Among its main functions, this Committee is responsible for the supervision of management and analysis of the litigation strategy of the main pre-trial, arbitral and judicial disputes where YPF is a party, among other matters.

As of the date of this annual report, the Legal and Institutional Affairs Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Vacant	Director - Committee Chair	-	-
Pablo Gerardo González	Director - Chairman of the Board of Directors	2021	2022
Demian Tupac Panigo	Director	2021	2022
Ramiro Gerardo Manzanal	Director	2020	2022

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2022 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2023. The next Shareholders’ meeting is expected to take place in April 2023.

Risk and Sustainability Committee

The information provided below describes the composition and responsibilities of our Risk and Sustainability Committee. as of the date of this annual report.

In April, 2016, the Board of Directors created the Risk and Sustainability Committee to establish comprehensive management policies for business risks and to monitor their adequate implementation; to identify and evaluate the principal risk factors that are specific to YPF S.A. and/or its activity; and to monitor risks and implement corresponding mitigation actions, among other functions.

As of the date of this annual report, the Risk and Sustainability Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Celso Alejandro Jaque	Director - Committee Chair	2020	2022
Horacio Oscar Forchiassin	Director	2020	2022
Norberto Alfredo Bruno	Director	2016	2022
Ignacio Perincioli	Director	2018	2022
Roberto Luis Monti	Director	2020	2022
Demian Tupac Panigo	Director	2021	2022
Emilio Javier Guiñazú Fader	Director	2022	2022

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2022 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2023. The next Shareholders’ meeting is expected to take place in April 2023.

Strategy and Transformation Committee

In August 2017, the Board of Directors created the Strategy and Transformation Committee to discuss issues related to YPF S.A.’s medium and long-term strategy and to act as liaison between the Board of Directors and the Executive Management Committee (the Senior Management herein) and the YPF S.A. executives who are its members, in order to facilitate and expedite the internal treatment of YPF S.A.’s business development overall strategies; to promote and transversally review YPF S.A.’s transformation agenda, covering aspects of excellence and best operational practices in the industry, the commercial agenda, reviewing its organization with a central focus on the customer, the Company’s digitalization and technological renewal agenda, and the renewal of support areas with a special focus on cultural change in the area of human resources; and to resolve, in the event of unforeseen or emergency situations when it would not be possible to convene a Board of Directors meeting, the approval of YPF S.A.’s operations and/or necessary management, subject to the ratification of the Board of Directors, among others.

As of the date of this annual report, the Strategy and Transformation Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Pablo Gerardo González	Committee Chair - Chairman of the Board of Directors	2021	2022
Ramiro Gerardo Manzanal	Member - Chair of the Audit Committee	2020	2022
Horacio Oscar Forchiassin	Member - Chair of the Compensation and Nomination Committee	2020	2022
Celso Alejandro Jaque	Member - Chair of Risk and Sustainability Committee	2020	2022
Roberto Luis Monti	Member - Director for Class D Shares	2020	2022
Emilio Javier Guiñazú Fader	Member - Director for Class D Shares	2022	2022
Vacant	Member - Chair of Legal and Institutional Affairs Committee	-	-
Demian Tupac Panigo	Member - Director for Class A Shares	2021	2022

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2022 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2023. The next Shareholders’ meeting is expected to take place in April 2023.

Nomination and Compensation Committee

The Nomination and Compensation Committee shall be involved in the review and approval of general policies regulating compensation and benefits, and talent management, in order to ensure recruitment, development, commitment and retention of YPF S.A.’s human talent. In particular, it is responsible for decisions regarding compensation and the appointment of the CEO and senior management and other personnel, including the positions of the internal auditor and reserves auditor, submitting such decisions to the approval of YPF S.A.’s Board of Directors and/or shareholders’ meeting, if so required by applicable regulations.

As of the date of this annual report, the Nomination and Compensation Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Horacio Oscar Forchiassin	Committee Chair - Directors	2020	2022
Pablo Gerardo González	Member - Chairman of the Board of Directors	2021	2022
Demian Tupac Panigo	Member - Director	2021	2022
Roberto Luis Monti	Member - Director	2020	2022

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2022 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2023. The next Shareholders’ meeting is expected to take place in April 2023.

All members of the Compensation and Nomination Committee are independent. For further information see “—Compliance with the NYSE Listing Standards on Corporate Governance—Compensation and nomination committees”.

Disclosure Committee

In February 2003, the Board of Directors created a Disclosure Committee to:

●	Monitor overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

●	Direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or generally released to the markets.

●

Direct, establish and maintain an internal control system that is adequate and efficient in order to ensure that our financial statements included in annual and quarterly reports as well as any accounting and financial information to be approved and filed by us is accurate, reliable and clear.

●	Identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed by us.

●

Assume the activities that, according to U.S. laws and the SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus”—SEC Release number 33-8124), and the existence and maintenance of adequate procedures and controls for the generation of the information to be included in our annual reports on Form 20-F and other information of a financial nature as required to be certified by our CEO and CFO.

●

Take on activities similar to those stipulated in the SEC regulations for a disclosure committees with respect to the existence and maintenance of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements and any accounting and financial information to be filed with the CNV and other regulators of the stock exchanges where our stock is listed.

●	Formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

●	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded.

●	Interim financial reports.

●	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders.

●	General communications to shareholders.

●	Presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee is composed of the following members (see “—Senior Management”):

Name	Position	Member since (1)
Pablo Anibal Iuliano	CEO	2022
Alejandro Daniel Lew	CFO and President of the Disclosure Committee	2020
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee	2015
Mauricio Martín	Digital Technologies and Transversal Solutions Vice President	2022
Juan Manuel Ardito	Unconventional Upstream Vice President	2022
Gustavo Astié	Conventional Upstream Vice President	2020
Alejandro Héctor Fernández	Commercialization Vice President	2022
Ignacio Pablo Millán	Industrialization Vice President	2022
José Gustavo Medele	Sustainability and Operational Excellence Vice President	2022
Santiago Martínez Tanoira	Gas and Power Vice President	2020
Santiago Álvarez	Corporate Affairs, Communication and Marketing Vice President	2020
Florencia Tiscornia	People and Culture Vice President	2021
Javier Fevre	Internal Auditor	2012
Raúl Alberto Stoeff Belkenoff	Reserves Auditor	2023

(1)	No expiration date of position specified when appointed.

Outside business interests and experiences of the members of the Disclosure Committee

Alejandro Daniel Lew

Born: June 15, 1974.

Current position: CFO and President of the Disclosure Committee.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Lew held various positions at Banco Itaú, Argentina (1997) and the Ministry of Economy of Argentina (1994 - 1996). In 1997, he joined JPMorgan (formerly Chase Manhattan Bank) at their New York offices holding various positions (promoted from Analyst to Vice President along the years) within different groups, including, primarily, several years with the Latin America Debt Capital Markets team. Between May 2004 and February 2007, he served as Vice President of Local Markets at JPMorgan Chase Bank, Sucursal Buenos Aires, Argentina. Between February 2007 and March 2009, he served as Managing Director – HSBC Securities Inc., based in Buenos Aires, Argentina, where he was jointly responsible for leading the Latam Debt Capital Markets team with professionals in New York and in Buenos Aires while also being responsible for derivatives marketing in Argentina in a joint effort with the derivatives structuring team in New York. Between June 2012 and April 2016, he served as CFO of Genneia S.A. mostly involved in identifying sources of financing to consolidate the company’s capital structure and allow for the materialization of an aggressive investment plan. Between May 2016 and December 2019, he served as CEO of 360 Energy Group (Renewable Energy). Mr. Lew is our CFO since June 2020.

Education: He holds a degree in Economics from the Faculty of Economic Sciences of the Universidad de Buenos Aires.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Gustavo Astié

Born: June 14, 1970.

Current position: Conventional Upstream Vice President.

Other current activities: Member of the Board of Directors of YPF Shale Oil Holding Ltd., YPF Shale Oil Holding II LLC, YPF Shale Oil Investment II LLC and YPF Shale Oil Investment IV LLC; and Chairman of the Board of Directors of YPF Shale Oil Investment I LLC and YPF Shale Oil Investment III LLC.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Astié began his career at Pérez Companc / Petrobras, where he spent 10 years working in the Austral and Neuquina basins. He joined YPF in 2005, developing his career in different areas of our Upstream business, such as Planning and Management Control for the Exploration unit, Planning and Management Control for the West business unit, Strategic Planning Manager, Asset Manager, ANC Business Manager and Unconventional Executive Manager. Mr. Astié serves as our Conventional Upstream Vice President since May 2020.

Education: He holds a degree in Oil Engineering from the Universidad Nacional de Cuyo.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Juan Manuel Ardito

Born: October 20, 1986.

Current position: Unconventional Upstream Vice President.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: From 2011 to 2013, Mr. Ardito worked at Pan American Energy Holding in various positions. Between 2013 and 2014, he was a Production Engineer at Tecpetrol. Since he joined YPF in 2014, he has served in several roles in the Unconventional Upstream business including Head of Well Services at Loma Campana block, Asset Manager, Operations and Maintenance Manager. In February 2022, he was appointed Manager of the Eastern Region in the Unconventional Upstream business. Currently, he serves as our Unconventional Upstream Vice President.

Education: He is a Petroleum Engineer graduated from Universidad Nacional del Comahue and holds a postgraduate diploma in oil and gas from Instituto Tecnológico de Buenos Aires (ITBA).

Family relations: No family relations to other members of senior management or members of the board of Directors.

Ignacio Pablo Millán

Born: May 29, 1975.

Current position: Industrialization Vice President.

Other current activities: Member of the Board of Directors of Profertil S.A.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Since joining YPF in 1998, Mr. Millán has held several positions in Downstream business including Planning Manager, Planning and Management Control Manager, Chemical Commercial Manager, Strategic Planning and Technical Development Manager. In 2018, he was appointed Planning and Innovation Executive Manager. He has served on the Board of Directors of Profertil, Refinor and other companies. Since September 2022, serves as our Industrialization Vice President.

Education: He is a Chemical Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA). He holds a master’s degree in Economics and Energy Management from ISE/IESE Business School.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Mauricio Martín

Born: July 29, 1971.

Current position: Digital Technologies and Transversal Solutions Vice President.

Other current activities: Chairman of the Board of Directors of A&C Pipeline Holding and AESA, Member of the Board of Directors of YPF Energía Eléctrica S.A.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Martín joined YPF in 1997, developing his career in different areas and functions of our Downstream business, as Process Engineer, Production Manager, CMASS Manager, Industrial Complex Manager, Manager of Planning and Technical Development. Since June 2017, he has served as the Logistics Executive Manager. Between May 2020 and August 2022, he was our Downstream Vice President. Between September 2022 and January 2023, he served as our Services Vice President. Currently, he serves as our Digital Technologies and Transversal Solutions Vice President.

Education: He holds a degree in Industrial Engineering from the Universidad Nacional de Cuyo, with several specialization programs from IAE Business School and an MBA from UCEMA.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Alejandro Héctor Fernández

Born: July 18, 1966.

Current position: Commercialization Vice President.

Other current activities: Member of the Board of Directors of Metrogas S.A. and Compañía Mega S.A.

Shares in YPF: None.

Experience: During the 28 years spent with YPF, Mr. Fernández has held several positions including Underground Natural Gas Storage Project Leader (1998-2005), Head of Natural Gas Export Sales (2005-2010), and Natural Gas and LNG Operations Manager (2010-2016). Between 2016 and 2020, he served as General Manager of Compañía Mega S.A. In 2020, he was appointed President and CEO of Metrogas S.A. Since September 2022, serves as our Commercialization Vice President.

Education: He is a Petroleum Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from CEMA.

Family relations: No family relations to other members of senior management or members of the board of Directors.

José Gustavo Medele

Born: October 19, 1969.

Current position: Sustainability and Operational Excellence Vice President.

Other current activities: Vice President of YPF Tecnología S.A.

Shares in YPF: None.

Experience: Mr. Medele held various managing and operating positions in Schlumberger Group. From 1995 to 2007, he held several positions in Argentina, Brazil, Venezuela and Central America. Between 2007 and 2009, he served as Vice President of Human Resources for the Middle East and Asia, being responsible for employee development and benefit policies, as well as for external relations, in 35 countries from Egypt to New Zealand. From 2009 to 2013, he served as Vice President of Operations in Mexico, where he was in charge of operations and integrated project management for Central America. Between 2013 and 2018, he was General Manager of Schlumberger for Latin America and, as of 2018, he was Project Manager in the United States. He was our Human Resources Vice President from February 2021 until July 2021. Mr. Medele was our Services Vice President between July 2021 and August 2022. Currently, he serves as our Sustainability and Operational Excellence Vice President.

Education: He holds a degree in Electronic Engineering from the Northern Alberta Institute of Technology, Alberta, Canada. He later specialized in information technology, obtaining an Information Technology degree from the University of Phoenix, United States of America.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Germán Fernández Lahore

Born: September 19, 1968.

Current position: Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Prior to joining YPF, Mr. Fernández Lahore served as an attorney at Estudio Beccar Varela, and as foreign associate at Haynes and Boone, LLP in Dallas, Texas. He is a member of the Academic Council of the Argentine Journal of Energy, Hydrocarbons and Mining Law (“Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería” (RADEHM)). His areas of expertise include corporate law, M&A, energy law, oil and gas law and mining law and natural resources taxation and financing. He joined YPF S.A. in February 2002 and served as our Upstream Legal Affairs Manager. Mr. Fernandez Lahore has been our Legal Affairs Corporate Vice President since December 2015.

Education: He earned a Law degree from the Universidad de Buenos Aires, participated in the Academy for American and International Law, Southwestern Legal Foundation, Dallas, Texas and obtained a diploma in Oil and Gas Law from the Universidad de Buenos Aires. As Chevening scholar, he earned a master’s degree in natural resources, law and policy from the Centre for Energy, Petroleum and Mineral Law and Policy (University of Dundee, Scotland, United Kingdom). He also earned a postgraduate degree in Tax Law from Universidad Austral and completed the Management Development Program at IAE Business School.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Florencia Tiscornia

Born: May 28, 1974.

Current position: People and Culture Vice President.

Other current activities: Member of the Board of Directors of Metrogas S.A.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Ms. Tiscornia is a professor of talent and leadership at ESEADE, Belgrano and UCEMA universities. She has an extensive HR experience acquired in various industries, including IT, financial services, consumer goods and oil & gas. She joined YPF in 2012 and from that year to 2013, she was Head of Talent Management, and HR Organization, Compensation and Processes Manager between 2013 and 2020. She managed the Human Resource Expertise Center Department between 2017 and 2020. She served as HR Executive Manager in the Downstream business since July 2020. In 2021, she was appointed a member of the Diversity Committee of YPF. She is our People and Culture Vice President since July 2021.

Education: She holds a bachelor’s degree in Economics from the Universidad del Salvador, a postgraduate degree in leadership and coaching from Universidad de Belgrano, and an MBA from UCEMA.

Family relations: No family relations to other members of senior management or members of the board of Directors.

Javier Fevre

Born: May 24, 1965.

Current position: Internal Auditor.

Other current activities: None.

Shares in YPF: None.

Experience: He has held several positions throughout his career, including Auditor for the General Auditor Office, Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller, Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. He is our Internal Auditor since 2012.

Education: Certified public accountant from the Universidad Argentina de la Empresa (UADE).

Family relations: No family relations to members of senior management or members of the board of Directors.

Raúl Alberto Stoeff Belkenoff

Born: July 18, 1964.

Current position: Reserves Auditor.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Belkenoff joined YPF in 1998 as IOR Regional Coordinator. He then served as Head of Engineering at Las Heras in the Santa Cruz Province. He has held various positions in our Upstream business including Head of the Escalante-El Trébol District, Head of Planning, Manager of Lomita block and Head of Reserves for the Neuquina and Cuyana basins. He joined the Reserves Audit team in 2009 as Manager of the Audit team of various blocks. He is our Reserves Auditor since January 2023.

Education: Electrical Engineer graduated from Universidad Nacional de La Plata. He holds a master’s degree in business management from Escuela Internacional de Negocios and pursued the Executive Development Program at IAE Business School.

Family relations: No family relations to members of senior management or members of the board of Directors.

Senior Management

At its meeting held on July 15, 2022 the YPF S.A.’s Board of Directors approved the appointment of Mr. Pablo Anibal Iuliano as CEO of YPF S.A. Additionally, at its meeting held on August 31, 2022 YPF S.A.’s Board of Directors decided the following:

●

As a result of the reorganization of the former Downstream Vice Presidency, the creation of the Commercialization Vice Presidency, appointing Mr. Alejandro Fernández as Vice President, and the Industrialization Vice Presidency, appointing Mr. Ignacio Millán as Vice President.

●

The reconversion of the Sustainability, Environment, Health and Safety Vice Presidency into the Sustainability and Operational Excellence Vice Presidency, and the appointment of Mr. Gustavo Medele as Vice President.

●	The dissolution of the Strategy and Business Development Vice Presidency, and the incorporation of the Strategy and Business Development functions into the CFO Vice Presidency.

●	The appointment of Mr. Juan Manuel Ardito as Unconventional Upstream Vice President, and Mr. Mauricio Martin as Services Vice President.

Additionally, at its meeting held on February 3, 2023, YPF’s Board of Directors decided the following:

●

The reconversion of the Vice Presidency of Services, headed by Mr. Mauricio Martín, into the Vice Presidency of Digital Technologies and Transversal Solutions, incorporating the functions of Digital Technologies within its tasks, and the dissolution of the Vice Presidency of Digital Technologies.

As of the date of this annual report, our Senior Management is composed of the following members:

Name	Position	Since (2)
Pablo Anibal Iuliano (1)	CEO	July, 2022
Alejandro Daniel Lew (1)	CFO	June, 2020
Gustavo Astié (1)	Conventional Upstream Vice President	May, 2020
Juan Manuel Ardito (1)	Unconventional Upstream Vice President	September, 2022
Ignacio Pablo Millán (1)	Industrialization Vice President	September, 2022
Mauricio Martín (1)	Digital Technologies and Transversal Solutions Vice President	February 2023
Alejandro Héctor Fernández	Commercialization Vice President	September, 2022
Santiago Martínez Tanoira (1)	Gas and Power Vice President	May, 2020
Santiago Álvarez (1)	Corporate Affairs, Communication and Marketing Vice President	January, 2020
José Gustavo Medele	Sustainability and Operational Excellence Vice President	September, 2022
Germán Fernández Lahore (1)	Legal Affairs Corporate Vice President	December, 2015
Florencia Tiscornia (1)	People and Culture Vice President	July, 2021

(1)	As of February 28, 2023, these individuals owned less than one percent of our Class D shares.
(2)	No expiration date of position specified when appointed.

Independence of the members of our Board of Directors and Audit Committee

The following description of CNV regulations were taken into account to assess each director’s independence. In that sense, a director is considered independent if the main material relationship of such director with YPF S.A. is being a member of its Board of Directors. A director is not considered independent when such director:

(i)

Holds a position as director in the board of directors of the issuer’s controlling shareholder or any other entity in the issuer’s corporate group at the time of the director’s appointment or if he held such position during the immediately preceding three years.

(ii)

Has an affiliation with the issuer or with any of its shareholders who have directly or indirectly a “significant participation” (as defined below) in the issuer at the time of the director’s appointment or in the companies in which they also have a direct or indirect “significant participation”, or if he had such affiliation with them by an employment relationship during the immediately preceding three years.

(iii)

Has a professional relationship with, or is a member of a company or professional association that maintains habitual professional relationships of relevant nature and volume with, or receives remuneration or fees (other than those received in consideration of his performance as a director) from the issuer or any of its shareholders who has a direct or indirect “significant participation” in the issuer, or with a company in which they have a direct or indirect “significant participation”. This prohibition extends through the preceding three-year period to the director’s appointment.

(iv)	Directly or indirectly owns at least 5% voting shares and/or capital stock in the issuer or in any other entity which holds a “Significant participation” in the issuer.
(v)

Directly or indirectly habitually sells or provides goods or services (other than those set forth in (iii) above) of relevant nature and volume to the issuer or to any of its shareholders who has a direct or indirect “significant participation” in the issuer for an amount substantially exceeding his remuneration as a member of the board of directors (this prohibition extends through the preceding three year period to the director’s appointment).

(vi)

Has been a director, manager or executive officer of non-for profit organizations which have received contributions in excess of those set forth in Article 12, item l) of Resolution UIF No. 30/2011 (as amended) from the issuer, its controlling shareholder, and any other member of the issuer’s corporate group or from the executive officers of any of them.

(vii)

Receives any payments, including those derived from the director’s participation in stock option plans, from the issuer or any company of its corporate group (other than those received in consideration of his performance as a director, with the exception of dividends perceived pursuant to item (iv) or payments pursuant to item (v) above).

(viii)

Has been a director of the issuer, its controlling shareholder or any other member of the issuer’s corporate group for more than ten years, provided that the director will be deemed independent following a three year period after he ceased to hold any such position.

(ix)

Is the spouse or legally recognized partner or family member (up to second grade of affinity or up to third grade of consanguinity) of persons who, if they were members of the board of directors, would not be deemed independent. In case that, following the director’s appointment, such director became subject to any of the restrictions in items (i) through (ix) above, such director shall be required to disclose this circumstance to the issuer immediately, who in turn shall be required to disclose it to the CNV and to the stock exchanges on which the issuer’s stock is listed, immediately after its occurrence or after being noticed. The directors and members of the Supervisory Committee appointed by the State are deemed independent.

The term “significant participations” shall be deemed to refer to such persons that hold an interest of at least 5% of the capital stock and/or votes, or a lesser amount when they allow the appointment of one or more class directors or that have together with other shareholders, agreements related to the government and administration of the relevant company or its controlling shareholder.

“Economic group” shall mean controlling companies, controlled companies and those affiliated in which there is a relevant influence in the decisions. Direct and/or indirect interests through companies or individuals are considered.

As of the date of this annual report, Directors Pablo Gerardo González, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sonia Elizabeth Castiglione, Ramiro Gerardo Manzanal, Celso Alejandro Jaque, and Demian Tupac Panigo, and Alternate Directors Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, qualified as independent members of our Board of Directors under the criteria described above.

Compliance with the NYSE Listing Standards on Corporate Governance

Independence of the members of the Audit Committee

In accordance with the NYSE corporate governance rules, all members of the Audit Committee are required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC. Each of the members of our Audit Committee was determined to be independent in accordance with the applicable NYSE and SEC rules.

Significant differences between our corporate governance practices and those required by NYSE listing standards

Non-U.S. NYSE listed companies may, in general, follow their home country corporate governance practices in lieu of most of the NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from those of U.S. companies under the NYSE listing standards.

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards:

●

Independence of the members of the Board of Directors: In accordance with the NYSE corporate governance rules, a majority of the board of directors of U.S. companies listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. The relevant Argentine rules for determining director independence are described under “—Independence of the members of our Board of Directors and Audit Committee”. The majority of the members of our Board of Directors are independent according to CNV Rules.

●

Compensation and nomination committees: In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee, and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory, but are recommended by the CNV under General Resolution No. 622/2013. YPF S.A. follows the CNV’s recommendation and has a Nomination and Compensation Committee established by our Board of Directors under the option provided in article 17 clause (xii) of YPF S.A.’s by-laws. The NYSE rules require that, with limited exemptions, all equity compensation plans be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the Board of Directors.

●

Separate meetings for non-management directors: In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of its executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, which is comprised of independent directors.

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

The by-laws provide for a Supervisory Committee composed of three to five members and three to five alternate members, as determined by the shareholders’ meeting, that are elected for one-fiscal year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is different from that of the Audit Committee. See “—Management of the Company—Board of Directors’ Committees— Audit Committee”. In 2022, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 27.2 million.

As of the date of this annual report, the Supervisory Committee is composed of the following members:

Name	Class of shares represented	Independence	Member since	Term expiration (1)

Horacio Ubaldo Kunstler	A	Independent	2021	2022

Francisco Daniel González	D	Independent	2021	2022

Raquel Inés Orozco	D	Independent	2017	2022

Arturo Jorge Zaera (alternate member)	A	Independent	2022	2022

Enrique Alfredo Fila (alternate member)	D	Independent	2021	2022

Hebe Cereseto (alternate member)	D	Independent	2018	2022

(1)

Members of our Supervisory Committee are appointed each fiscal year. Our shareholders, in the Ordinary General Shareholders’ meeting held on April 29, 2022 appointed the members of our Supervisory Committee for fiscal year 2022.

Horacio Ubaldo Kunstler

Born: October 6, 1958.

Position: Regular member of the Supervisory Committee of YPF.

Shares in YPF: None.

Experience: Mr. Kunstler was an internal auditor at the Office of the Auditor General. From 2002 to 2004, he was a member of the Supervisory Committee of the Argentine Firearms Registry. He was Control Manager of Regulatory Agencies and Public Utility Companies from 2009 through 2014. From 2018 to 2019, he was Audit Project Supervisor of the Employee Stock Ownership Plan implemented by the Coordination Management of the Office of the Auditor General. At present, he is Regulatory and Innovation Secretary at the Office of the Comptroller General (“Sindicatura General de la Nación” or “SIGEN”). He is a regular member of the Supervisory Committee of YPF since April 2021.

Education: Law and Certified Public Accountant degrees from the Universidad de Buenos Aires.

Family relations: No family relations to members of senior management or members of the board of Directors.

Francisco Daniel González

Born: October 14, 1950.

Position: Regular member of the Supervisory Committee of YPF.

Shares in YPF: None.

Experience: Mr. González was an auditor at the Office of the Auditor General from 1993 to 1994. Since 1995, he is an officer at the SIGEN. Since March 2015, he is a regular member of the Supervisory Committee of Banco Hipotecario S.A. He is a regular member of the Supervisory Committee of YPF since April 2021.

Education: Certified Public Accountant degree from the Universidad de Buenos Aires.

Family relations: No family relations to members of senior management or members of the board of Directors.

Raquel Inés Orozco

Born: January 30, 1956.

Position: Regular member of the Supervisory Committee of YPF.

Shares in YPF: None.

Experience: Currently, Ms. Orozco is a member of the Supervisory Committees of YPF Gas, Fondo de Capital Social S.A. and LT10 Radio Universidad del Litoral S.A. She is alternate member of the Supervisory Committee of Compañía Inversora en Transmisión Eléctrica S.A., Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires, IMPSA, Termoeléctrica Manuel Belgrano, Termoeléctrica José de San Martín and Corporación Antiguo Puerto Nuevo. He is a regular member of the Supervisory Committee of YPF since April 2017.

Education: Law degree from the Universidad de Buenos Aires and she is specialized in corporate governance, social responsibility and social balance.

Family relations: No family relations to members of senior management or members of the board of Directors.

Arturo Jorge Zaera

Born: April 26, 1955.

Position: Alternate member of the Supervisory Committee of YPF.

Shares in YPF: None.

Experience: Between June 2006 and December 2009, Mr. Zaera acted as Internal Auditor at Sindicatura General de la Nación (SIGEN) (Argentine Government Internal Audit Agency). He held office as Administrative and Finance Manager of SIGEN between January 2010 and September 2018. At present, he serves as statutory auditor at the Institutional Management of Instituto Ayuda Financiera para Pago de Retiros y Pensiones Militares. He is also a member of SIGEN’s Ethics Committee. He is an alternate member of the Supervisory Committee of YPF since April 2022.

Education: Certified Public Accountant degree from the Universidad de Buenos Aires.

Family relations: No family relations to members of senior management or members of the board of Directors.

Enrique Alfredo Fila

Born: April 5, 1959.

Position: Alternate member of the Supervisory Committee of YPF.

Shares in YPF: None.

Experience: Mr. Fila was a member of the La Plata City Council. He also acted as consultant for the Federal Ministry of Social Development during 2008 and 2009. He was a member of the Supervisory Committee of YPF between June 2012 and April 2016. At present, he is Statutory Auditor at the Control Management, Institutional Sector, SIGEN. He is member of the Supervisory Committee at Central Dique S.A. and Banco Macro S.A. He is an alternate member of the Supervisory Committee of YPF since April 2021.

Education: Certified Public Accountant degree from the Universidad de La Plata.

Family relations: No family relations to members of senior management or members of the board of Directors.

Hebe Cereseto

Born: September 1, 1963.

Position: Alternate member of the Supervisory Committee of YPF.

Shares in YPF: None.

Experience: Ms. Cereseto is a professor at Universidad de Buenos Aires Law School since 1992. She worked in several Law Firms between 1984 and 1992. She joined SIGEN where she worked in different management areas until obtaining the position of Deputy Manager of Companies with Minority State Participation and Financial Entities. Later, she served as a member of the Supervisory Committee of Radio and Television Argentina S.E. and Vientos de la Patagonia S.A. She is currently a member of the Supervisory Committee of Nucleoeléctrica Argentina S.A. and Aerolíneas Argentinas S.A. He is an alternate member of the Supervisory Committee of YPF since April 2018.

Education: Law degree from the Law School of the Universidad de Buenos Aires. She holds a Magister in Economic Business Law and a Specialization on Economic Administrative Law, both from the Pontificia Universidad Católica Argentina.

Family relations: No family relations to members of senior management or members of the board of Directors.

Our people

Diversity, equality and integration

YPF is a company that represents different countless ideas, experiences, and contexts. We know diversity not only contributes to create a more representative workforce but also to build a more innovative, successful, and profitable company. That is why we are committed to embedding diversity, gender equity and integration in our culture.

Since 2017, our Diversity Committee, made up of a multidisciplinary team, has represented the Company’s main corporate and business areas and has fostered transparency and plurality of voices and opinions. Its mission is to promote a culture of diversity, equity, and integration at YPF.

Our strategy is based on the following seven conceptual principles that guide us while defining our annual plans and initiatives:

●	Create a framework to effectively reach the entire Company.

●	Make a public commitment to move towards diversity, equity, and integration.

●	Diagnose to understand the context and define action plans.

●	Define goals, measure results and report.

●	Stay flexible to adjust course.

●	Raise awareness and communicate.

●	Adapt to an evolving context.

Our plan focuses on the following three axes:

●	Diversity: to promote equal opportunities at YPF, its value chain and investee companies, and to be a point of reference for the community and clients.

●	Equality: to remove barriers related to admission, participation, development, compensation, and recognition that hinder equity and equal opportunities.

●	Integration: to promote engagement, innovation, and resilience through a sense of belonging.

In addition, to transcend our internal scope, we accompany our investee companies in the development of their own surveys and diagnoses to define action plans appropriate to their realities. We also extend our best practices to supplier companies, contractors and unions with the aim of developing joint actions to promote diversity, equity and integration.

Gender equity and diversity

Gender equity and diversity are a core value in our Code of Ethics and Conduct. We have a Diversity & Inclusion Policy, and a Workplace Free of Abuse and Harassment Policy as additional annexes to our Code, a Behavior Manual, an Equal Opportunities Protocol, and a Gender Identity Transition Protocol. Since 2020, our Domestic Violence Subcommittee, which includes allies from our Compliance Office, the Diversity Committee, our People and Culture Department, YPF’s Health team and our Labor Relations and Legal Affairs Departments, leads the implementation of our Domestic Violence Protocol to accompany people in our Company who are going through domestic violence situations.

Diversity and gender equity perspective is integrated into the processes of recruitment, mobility, young professionals and internship admissions, talent review, succession plans and salary gap review.

To get closer to the milestone of reaching 25.0% of women in leadership positions by 2025, we define annually participation goals for women in leadership positions, hiring new professionals and implementing internships. By the end of end of 2017, we had 11.9% of women in leadership positions, and we finished 2022 with a 17.5%. In that sense, in 2017, we carried out a survey that allowed us to identify the main barriers that women encountered in developing their careers and designed a specific action plan on ten areas of work to remove those barriers. In 2021, we conducted a survey to find out the impact of the implemented actions and the perception of progress on each of these axes, while we continue to monitor indicators that make it possible to follow the progress of women in different areas and to assess potential barriers to the admission, participation, development, compensation and recognition of women at YPF.

We support the Women’s Empowerment Principles (“WEPs”) from the UN Women and the United Nations Global Compact. Additionally, we are members of the IAPG Diversity and Inclusion Commission.

In 2021, we signed an agreement with the Argentine Ministry of Women, Gender and Diversity with the aim of creating an institutional framework to promote joint actions in terms of gender, equity, diversity, prevention and attention of gender-based violence situations.

In 2022, we continued LiFe program, a leadership program focused on female leadership and our internal mentoring program. Modules on diversity and gender equality are included in the Company’s leadership programs and diversity and gender equity perspective is integrated in communications to leaders.

We carry out communication campaigns, workshops, and open talks to raise awareness about gender, diversity, self-development, co-responsibility, good treatment, unconscious bias, equal opportunities, and non-discrimination. We also developed a Language guide with gender empathy.

In 2022, we launched communication campaigns for 8M (International Women’s Day) to celebrate our achievements related to gender equality and to ponder on the challenges that lie ahead and for 25N (International Day for the Elimination of Violence against Women), to raise awareness about gender-based violence, call for action to eradicate it, and reinforce the dissemination of Line 144 (a phone number available to the public where assistance is provided to victims of gender-based violence).

In 2022 we implemented some initiatives including equal opportunities protocols, a gender identity transition protocol and the “+Diversidad” initiative to call on the oil & gas industry to develop joint actions, among others.

Diversity continues to be a strategic value in our Company, and we continue to communicate our action plan results to different groups of interest through our Sustainability Report.

Employability and inclusion programs

Since 2016, we have been developing employability programs that reach different social groups in situations of vulnerability: people with physical and intellectual disabilities; individuals between 18 and 24 years of age from adverse social environments; and people who have been deprived of their freedom.

Additionally, since 2021 we have been developing an employability program for unemployed people with technical skills, with a focus on women, in which 37 women and 30 men took part. Once the Program finished, 64.0% agreed to a labor contract in industrial facilities of YPF.

In 2022, we launched an employability program for unemployed woman over 45 years old, who are being trained as cloud computing assistant, as a result of the “+Diversidad” initiative.

All of our aforementioned programs, carried out with the support of the National Ministry of Labor, have a federal scope and provide their participants with certifications that strengthen their profiles and facilitate their incorporation into the formal labor market.

Attraction, retention and development

In 2022, a talent review process was held to reflect on the profile and potential of our people, identifying possible successors to critical positions and defining consequent development plans. In light of the contents that have been established as crucial, we review our leadership programs and look for new proposals of a more experimental nature, based on training, mentoring and mobility plans.

Also, in 2022, we worked on the development of leadership and the support of our leaders in the exercise of their role and in the acquisition of new skills for team management. To do this, we deployed our leadership programs; executives and managers also have access to coaching and mentoring opportunities to accelerate the careers of high potential. We also apply the “shadowing” technique, based on observation, and function exchanges. In addition, we have guides so that each collaborator can design their own individual development plan. Additionally, we launched the new version of the program for executives whose redesign was carried out during 2021.

Like every year, we carried out a talent mapping in order to identify people with the potential to take on more complex leadership positions or specialized positions, in order to work on their development and facilitate their transition to such positions. Each leader evaluates its collaborators, after which a process of calibration, consolidation and validation is carried out with the participation of the highest executive level. Another resource to cover vacancies with internal staff is “job posting”, a practice that continued to consolidate, along with a focus on gender equality. As a result, 25,6% of the vacant positions in 2022 were filled by internal candidates.

In terms of young employment, we also carried out our Young Trainees Program where we incorporate 105 professionals coming from different universities along our country. This practice looks forward to keeping a gender equality, as well.

Nowadays, the digitization and virtualization of content is key. In 2022, 57.9% of the training proposal was carried out remotely (21.4% e-learning and 78.6% virtual). We managed 276,007 hours of training for our staff, with an average of 12 hours of training per person.

All of our employees had an individual performance evaluation in 2022 and received a formal comparative classification within an employee category.

Compensation and benefits

One of the axes of YPF’s Compensation and Benefits Program is the setting of competitive compensation, a process that is carried out in accordance with a specific internal regulation and the corporate equity policy, so that employees receive the same salary levels for the same position, seniority, experience and performance.

Apart from salary, employees receive a variable performance bonus program, which is a monetary incentive linked to the achievement of annual objectives, which are calculated based on goals and indicators set at the organizational, vice-presidency and individual levels.

YPF also has a Long-Term Variable Compensation Program, which promotes the retention of executives and key personnel through the granting of company shares. In 2022, 7.2% of the eligible population had a long-term assignment. For more information see “—Management of the Company—Board of Directors—Compensation of members of our Board of Directors” and Note 37 to the Annual Audited Financial Statements.

Additionally, YPF have other programs such as YMile Recognition Program, launched in 2022, which seeks to identify and recognize those people who in their daily activity have contributed in an objective and extraordinary way to the strengthening of the culture, creating value for our Company.

In terms of benefits, the Company has set out to improve the wellness of its workers, covering the physical, emotional, psychological, and financial fields through benefits such as medical plan, longer leaves for pregnant and non-pregnant caregivers, mindfulness talks, a savings and pension plan with co-participation from the Company, fuel discounts, co-financing graduate studies, among others. Furthermore, we capitalized the accumulated experience in working remotely during the pandemic and designed a new hybrid system between remotely and presential working.

Employees

Our total workforce consists of permanent and temporary employees. The following table provides a breakdown of our employees by segment as of December 31, 2022:

Employees by business units
Business segment
Upstream	3,399
Downstream	8,908
Gas and Power (1)	1,318
Central Administration and Others (2)	9,846

Total YPF employees (3)	23,471

Total permanent employees	20,224
Total temporary employees	3,247

(1)	Includes 1,141 employees of Metrogas and its subsidiaries.
(2)	Includes 7,568 employees of AESA
(3)	As of December 31, 2022, we had 23,301 employees located in Argentina, and 170 employees located in rest of South America.

The most significant variation in 2022 included an increase of employees at AESA., our engineering and construction company, by 1,600 employees mainly due to the implementation of new projects.

Labor relations

In 2022, 67.3% of our employees are unionized, 36.1% of our employees are represented by the Federation of Oil Workers Union (“SUPeH”) that negotiates labor agreements and salaries applicable to YPF and OPESSA unionized employees. SUPeH is in continuous negotiation with YPF and we maintain a good level of communication. In general, requests of labor unions in connection with the oil and gas industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are mainly represented by 16 other unions. In 2022, 58.3% of third-party employees, mostly in the Upstream business segment, are represented by 9 unions with whom we directly negotiate labor agreements and salaries. These unions are clustered into three groups: Petroleros Privados, which consists mainly of five unions, Personal Jerárquico, which consists of three unions, and SUPeH Emprendimientos. The remaining 41.7% of third-party employees are represented by unions with whom we do not participate in labor agreements.

During 2022, it was possible to extend the validity of the productivity agreements reached in 2021 and 2020 with the exception of productivity agreements in Neuquén, which are complementary agreements to the main collective agreements, which contributed to improved levels of efficiency, productivity and sustainability in operations, allowing for the adjustment of third-party employees to the workforce according to production levels.

As of December 31, 2022, YPF was a party to approximately 1,162 labor lawsuits. The outcome of these lawsuits will depend on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and nature of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

As of December 31, 2022, there were also approximately 43,800 third-party employees under contract, mainly with large service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we are not in a position to ensure that the contractors´ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that recognized joint and several liabilities between the contractor and the entity to which it was supplying services under certain circumstances.

ITEM 7.	Major shareholders and related party transactions

The Expropriation Law significantly changed our shareholding structure. See “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of YPF S.A.”. Additionally, see “Item 4. Information on the Company—History and development of YPF S.A.” for a description of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Argentine federal and provincial governments and our Participated Ownership Program (Programa de Propiedad Participada or “PPP”) as of March 20, 2023:

	Number of shares	(%)
Shareholders Class D:
National State (1)	200,589,525	51.000%
Floating (2)	192,671,458	48.987%
Shareholders Class A:
National State (3)	3,764	0.001%
Shareholders Class B:
Argentine provincial governments (4)	7,624	0.002%
Shareholders Class C:
Employee fund (5)	40,422	0.010%

(1)

The Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. See “Item 4. Information on the Company—History and development of YPF S.A.”.

(2)

According to data provided by The Bank of New York Mellon, as of March 20, 2023, there were 146,775,011 ADSs outstanding and 47 holders of record of ADSs. Such ADSs represented approximately 37% of the total number of issued and outstanding Class D shares as of such date.

(3)	Reflects the ownership of 3,764 Class A shares by the Argentine Republic.
(4)	Reflects the ownership of 7,624 Class B shares by provincial governments.
(5)	Reflects the ownership of 40,422 Class C shares.

Related party transactions

All material transactions and balances with related parties as of December 31, 2022, are set forth in Note 36 to the Audited Consolidated Financial Statements.

The main related party transactions were our sales of refined and other products to certain joint ventures and associates (which amounted to US$ 577 million in 2022), and our purchase of petroleum and other products and services that we do not produce ourselves from certain joint ventures and associates (which amounted to US$ 508 million in 2022).

In addition, the Argentine Republic owns 51% of the shares of YPF S.A. (See “Item 4. Information on the Company—History and development of YPF S.A.”). Consequently, and in addition to transactions mentioned in the paragraph above, we also inform the agreements with the Argentine federal and provincial governments, as well as with certain agencies, institutions or companies with state participation.

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

Argentine law concerning related party transactions

Articles 72 and 73 of the Capital Markets Law provide that before a company whose shares are listed in Argentina (“Issuer”) may enter into an act or contract involving a “significant amount” with a “related party” or “related parties”, the Issuer must obtain approval from its board of directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction may be reasonably be deemed consistent with those that could be obtained on an arm’s-length basis.

For the purpose of Article 72 of the Capital Markets Law and CNV regulations, “significant amount” means an amount that exceeds 1% of the Issuer’s shareholders equity as reflected in the latest approved financial statements. For purposes of these Articles of the Capital Markets Law, “related party” means, in relation to the Issuer, (i) its directors, members of the supervisory committee or of the surveillance committee, as well as its general or special managers appointed in accordance with Article 270 of the Argentine General Corporations Law; (ii) the persons or entities that control or hold a “significant participation” (as regulated by CNV) in the Issuer or in its controlling shareholder; (iii) any other company under common control of the same controlling company; (iv) ascendants, descendants, spouses or siblings of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly “significant participations”.

As long as it is not included in items (i) to (v) above, a company controlled by the Issuer shall not be considered a “related party” with regards to Article 72 of the Capital Markets Law.

For the purposes of Article 72 of the Capital Markets Law, and pursuant to CNV regulations the term “significant participation” shall be deemed to refer to such persons that hold an interest of at least 15% of the capital stock, or a lesser amount when they have the right to appoint one or more directors by class of shares or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.

The acts or contracts referred to above, immediately after being approved by the board of directors, shall be disclosed to the CNV, making express indication of the audit committee and/or independent valuation firms’ opinions, as the case may be. Additionally, on the business day following the day the transaction was approved by the board of directors, the audit committee or the independent valuation firms’ opinions, as the case may be, shall be made available to the shareholders at the Issuer’s principal executive offices. This shall also be informed to the shareholders by a publication in the market’s bulletin.

If the Audit Committee and/or the two independent valuation firms do not consider that the transaction is on arm’s-length terms, approval must be obtained at YPF S.A.’s shareholders’ meeting, prior to the transaction.

ITEM 8.	Financial information

Financial Statements

See Item 18 for our Audited Consolidated Financial Statements.

Legal proceedings

The descriptions of the legal proceedings in Notes 16, 32 and 33.b to the Audited Consolidated Financial Statements are incorporated herein by reference. See also “—Significant changes”.

Dividend policy

See “Item 10. Additional information—Dividends”.

Significant changes

From December 31, 2022, through the date of issuance of the Audited Consolidated Financial Statements (March 9, 2023), there have been no significant changes regarding the Company other than as described in Note 38 to the Audited Consolidated Financial Statements. As of the date of this annual report, there were no significant changes regarding the Company since the date of issuance of the Audited Consolidated Financial Statements, other than as described below.

(a)

On April 14, 2022 the parties to the judicial proceedings initiated by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park,” and together with Petersen, “Plaintiffs”) filed briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the United States District Court for the Southern District of New York (the “District Court”) should grant summary judgment in their favor on liability and damages as to both YPF S.A. and the Republic of Argentina (the “Republic,” and together with YPF, the “Defendants”), and each of the Defendants argued that it had no liability and owed no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it.

In a decision issued on March 31, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF. The District Court denied the Republic’s motion for summary judgment, and the proceedings will continue as between Plaintiffs and the Republic. Plaintiffs may seek to appeal the District Court’s ruling as to YPF or seek to reassert claims previously dismissed against YPF, in each case in accordance with applicable procedural rules. If so, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

(b)

With respect to the lawsuit filed with the United States Bankruptcy Court of the District of Delaware against YPF S.A., YPF Holdings, Inc., YCLH Holdings, Inc. (formerly known as CLH Holdings, Inc.), and YPF International S.A. (collectively, the “YPF Defendants”), and Repsol S.A. and certain of its subsidiaries (the “Repsol Defendants”), by the liquidating trust (the “Maxus Liquidating Trust”) created in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company, and Gateway Coal Company, as further described in Note 32 to YPF’s Audited Consolidated Financial Statements as of December 31, 2022, on April 6, 2023, the YPF Defendants, the Maxus Liquidating Trust and the Repsol Defendants signed a settlement and release agreement (the “Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described further below.

Pursuant to the Trust Settlement Agreement, the Maxus Liquidating Trust has agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of US$ 575 million, of which the YPF Defendants have agreed to pay US$ 287.5 million (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (which proceeding is described in Note 32.a.2.ii) to YPF’s Audited Consolidated Financial Statements as of December 31, 2022) will also be dismissed.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants have signed a settlement and release agreement (the “Oxy Settlement Agreement”) with Occidental Chemical Corporation (“Oxy”) and various other Oxy entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, the Oxy Parties have agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus entities, the Passaic river and other areas subject to environmental remediation.

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (the “Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the Environmental Protection Agency, the Department of Interior, and the National Oceanic and Atmospheric Association) and the States of Ohio and Wisconsin (the “Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Maxus Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA).

As noted above, the YPF Defendants’ payment to the Maxus Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants, is subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement, and a final court order approving the Government Agreement. The payment of the settlement amount, and effectiveness of the dismissals and releases described above, are currently expected to occur during the second half of 2023.

The Maxus Liquidating Trust has also agreed to a stay of all proceedings against the YPF Defendants and the Repsol Defendants in this matter from the date of the Trust Settlement Agreement until payment and release, or termination of the agreement.

ITEM 9.	The offer and listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF”. The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (the “Depositary”).

According to data provided by The Bank of New York Mellon, as of March 20, 2023, there were 146,775,011 ADSs outstanding and 47 holders of record of ADSs. Such ADSs represented 37% of the total number of issued and outstanding Class D shares as of such date, 12% of the total number of issued and outstanding Class D shares trade in BYMA, which is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the BASE. Trading on BYMA is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through Millennium, which allows electronic negotiation with automatic execution of transactions. Currently, all transactions relating to listed securities can be executed through Millennium.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, who are responsible for a growing percentage of trading activity, consist mainly of insurance companies, and to a lesser extent mutual funds.

The last information available to us regarding the Argentine stock market is set forth in the table below:

	2022		2021		2020
Market capitalization (in billions of pesos) (1)	9,358		4,287		2,844
As percent of quarterly GDP	11%	(2)	9%	(2)	10%	(2)
Volume (in billions of pesos)	96,462	(3)	57,837	(3)	32,814	(3)
Average daily trading volume (in millions of pesos)	206,736		112,037		65,595

(1)	Market capitalization as of end of December for each year – Instituto Argentino de Mercado de Capitales (“IAMC”) data.

(2)	INDEC GDP preliminary data.

(3)	IAMC data -bilateral negotiations.

During 2022 our ADSs fluctuated between a minimum of US$ 2.91 and a maximum of US$ 9.19, and as of December 31, 2022 our ADSs had a price of US$ 9.19. As of December 31, 2021, our ADSs had a price of US$ 3.82 (fluctuating between a minimum of US$ 3.25 and a maximum of US$ 5.72).

Argentine Securities Market

The securities market in Argentina was originally composed of 5 stock exchanges, which are located in the City of Buenos Aires (the BASE), Córdoba, Mendoza, Rosario and Santa Fe Provinces, with affiliated stock markets and, accordingly, authorized to quote publicly offered securities. However, this system was affected by the enactment of Law No. 26,831 as amended by Law No. 27,440 and its regulatory Decree No. 471/2018 (“Capital Markets Law”), along with the regulations issued by the CNV, mainly contained in Resolution No. 622/2013, as amended and complemented (the “CNV Regulations”), which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV.

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

On December 29, 2016, the CNV’s Board of Directors approved the creation of BYMA as a new market. The shareholders of BYMA are the S&P MERVAL and BASE, with each holding 60% and 40% of the capital stock of BYMA, respectively.

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

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned 99.96% by BYMA. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the BYMA and operates through Millennium.

Among the key provisions of the Capital Markets Law are the following: the definition of a security that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the board of directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that govern insider trading, market manipulation and securities fraud and regulate going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Capital Markets Law includes provisions regarding the demutualization of the stock exchanges, new regulatory powers and resources for the CNV, a mandatory tender offer system (as well as regulations for voluntary tender offers) and other provisions, like new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV pursuant to General Resolution No. 622/2013, as amended. Before offering securities to the public in Argentina, an issuer must fulfill certain requirements established by the CNV in regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on an authorized market. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements, audited annual financial statements in accordance with IFRS and various other periodic reports to the CNV and the authorized market on which their securities are listed, as well as to report to the CNV and the relevant authorized market any event related to the issuer and its shareholders that may materially affect the value of the securities traded.

Admission to the BYMA’s Corporate Governance Plus Panel

YPF S.A. is a member of a special panel denominated “Corporate Governance Plus Panel” (CG+ Panel) created by BYMA in December 2018.

BYMA’s Corporate Governance Plus Panel is a market segment which is composed by companies who voluntarily adhere to increased standards of good corporate governance and transparency compared to those required under Argentine regulations, and who assume the commitment to their monitoring on a periodic basis. Such standards are in line with the corporate governance principles of the Organization for Economic Co-operation and Development (“OECD”), which were adopted by the G20.

Anti-money laundering and counter terrorism financing regulations

Law No. 25,246, the Anti-Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), categorizes money laundering as an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, and allowed for sanctions for money laundering that are not necessarily linked to the participation in the crime that originated the funds subject to such money laundering.

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

The AML/CFT Regime, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos Obligados”), which are legally bound to inform and collaborate with the UIF. The following persons, among others, are Reporting Subjects before the UIF: (i) banks, financial entities and insurance companies; (ii) exchange agencies; (iii) settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by CNV; crowdfunding companies, global investment advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the CNV that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts; (iv) government organizations such as the BCRA, the Argentine tax administration (“AFIP”), the Superintendence of Insurance of the Nation, the CNV and the IGJ; and (v) professionals in the area of economic sciences and notaries public.

The Reporting Subjects have the following duties: (i) obtaining documents from clients that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy); (ii) conduct due diligence procedures on their clients and report any suspicious operations or facts; and (iii) refrain from disclosing to the client or third parties the actions being conducted in compliance with the AML/CFT Regime. Within the framework of suspicious operation report analysis, Reporting Subjects shall not refrain from disclosing to UIF any information required from them, alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of legal or contractual nature.

Pursuant to Annex I of UIF Resolution No. 154/2018 (which establishes the supervision and inspection mechanism of the UIF), both the BCRA and the CNV are considered “Specific Control Agencies” (“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT Regime procedures by the Reporting Subjects under control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in both administrative penalties by the UIF and criminal penalties.

The BCRA and the CNV must also comply with the AML/CFT Regime regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by the BCRA and the CNV are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that these entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

Essentially, the aforementioned regulations (the Consolidated Texts of which were subsequently approved by UIF Resolution No. 156/2018), change the formalistic regulatory compliance approach to a Risk Based Approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (“FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and based on this, adopt measures for the management and mitigation of such risks, in order to prevent money laundering and terrorist financing more effectively Likewise, the provisions of UIF Resolution No. 4/2017 are adopted, establishing the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.

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

Pursuant to Decree No. 360/2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

The voluntary system of declaration under the Argentine Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/2016 (jointly the “Tax Amnesty Framework”) established that the information voluntarily submitted under the Tax Amnesty Framework may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty Framework and to provide it with all information required by it, not being able to oppose fiscal secrecy.

In November, 2018, the UIF Resolution No. 134/2018, modified by Resolution No. 15/2019, which updates the list of people who should be considered politically exposed persons in Argentina, considering the functions they perform or have performed, as well as its closeness or affinity relationship with third parties that perform or have performed in such functions.

In October 21, 2021, the UIF Resolution No. 112/2021 which enacted certain measures and procedures that all Reporting Subjects must observe to identify beneficial owners. UIF Resolution No. 112/2021, in its Article 2, defines beneficial owner in the following new terms: “The human person(s) who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the human person/s who by other means exercises the final control of the company”.

On February 2, 2023, the UIF Resolution No. 14/2023, specifies the main guidelines for risk management and minimum compliance standards that each financial institution must adopt and apply to manage risk. It also establishes the prohibition to maintain anonymous accounts or accounts under fictitious names, it makes explicit the measures required with respect to foreign Politically Exposed Persons, it emphasizes the need to apply Enhanced Due Diligence measures proportional to the risks identified and it incorporates the possibility that financial institutions may rely on third parties for the execution of certain due diligence measures. The regulation will be effective as of April 1, 2023.

Law No. 27,401 on corporate criminal liability

In November 8, 2017, the Argentine Congress enacted legislation establishing the criminal liability regime applicable to private legal entities, state-owned or not (“Corporate Criminal Liability Law”). The Corporate Criminal Liability Law applies to private legal entities for the crimes of national and transnational bribery and influence peddling, transactions that are incompatible with the exercise of public offices, and illegal exaction committed by public officials, among others.

Entities are liable for those crimes carried out directly or indirectly, with their intervention or in their name, interest or benefit. An entity is also liable for the acts of others if a third-party, without any capacity, acted in the benefit or interest of such entity, provided that the entity has ratified the acts of the third party, even implicitly.

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

An entity will be exempted from penalties and administrative liability if it has: (i) self-reported an offense under the Corporate Criminal Liability Law; (ii) implemented, prior to the fact under prosecution, an adequate monitoring and supervision system, pursuant to the risks of its activity, dimension and economic capacity, (a compliance program); and (iii) returned the undue benefit obtained.

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

The Corporate Criminal Liability Law establishes the desirable content of a compliance program, providing the mandatory requirements for those entities entering into certain agreements with the Argentine government. Compliance programs shall include a set of internal actions, mechanisms and procedures to promote integrity, supervision and control aimed at preventing, detecting and correcting irregularities and unlawful acts under this law.

ITEM 10.	Additional information

Capital stock

Our capital stock consists of Ps 3,933,127,930, divided into 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed, paid-in and authorized for stock exchange listing, with a par value of Ps. 10 per share and the right to one vote per share. Our total capital stock has not changed since December 31, 2004.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the Privatization Law, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the PPP, with the remainder distributed to participants in such plan. Additionally, Resolution No. 1,023/2006 of the Ministry of Economy effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree No. 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of YPF S.A. who was allegedly excluded from the Argentine government’s YPF PPP filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Under the jurisprudence of the CSJN upholding numerous decisions of the relevant Argentine Courts of Appeals, YPF believes it will not be held liable for claims of this nature related to the PPP. Through Law No. 25,471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

See Note 30 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—History and development of YPF S.A.”.

Memorandum and articles of association

YPF S.A.’s by-laws were registered on February 5, 1991, under number 404 of the Book of Corporations number 108, volume “A” of the Public Registry of Commerce of the City of Buenos Aires, in charge of the General Inspection of Justice (the “IGJ”); and which amended by-laws were approved by National Executive Decree No. 1,106/1993, and approved by YPF’s shareholders’ meeting held on June 11, 1993, and notarized by public deed No. 175, dated June 15, 1993, at the National Notary Public Office, sheet 801 of the National Registry and registered at the Public Registry of Commerce of the City of Buenos Aires, in charge of the IGJ on June 15, 1993, under number 5,109 of the Book of Corporations number 113, volume “A”.

At a shareholders’ meeting on April 30, 2021, YPF S.A.’s shareholders approved an amendment to YPF S.A.’s by-laws, registered with the Public Registry of Commerce of the City of Buenos Aires, in charge of the IGJ on August 5, 2021, under number 12,049 of the Book of Corporations number 103.

Corporate purpose

Pursuant to Section 4 of our by-laws, the corporate purpose of YPF S.A. is to carry out, per se, through or in association with third parties, the following activities:

●	Survey, exploration and exploitation activities of liquid and/or gaseous hydrocarbon fields and other minerals.
●	Processing, transportation and marketing of these products and of the direct or indirect by-products thereof, including petrochemical and chemical products, whether by-products of hydrocarbons or not.
●	Generation of electricity from hydrocarbons.

For this purpose, YPF S.A. shall be entitled to process, use, purchase, sell, exchange, import and export the said products and/or by-products and to carry out any other operation complementary to its industrial and commercial activities, or any such operation as shall be necessary for the fulfillment of its purposes. For a better discharge of these purposes, YPF S.A. shall be entitled to create, associate with, or participate in private or public entities domiciled in the country or abroad, to the extent permitted by our by-laws.

For a detailed description of YPF S.A.’s corporate purpose, see “Item 4. Information on the Company”.

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

The Supervisory Committee may elect directors in case of vacancies, in accordance with our by-laws and the Argentine General Corporations Law. In these cases, a member of the Supervisory Committee elected by the Class A shareholder -after consulting with the shareholder- may elect a director of the same class. The members of the Supervisory Committee elected by Class D shareholders may elect directors of that same class.

Directors hold office from 1 to 3 fiscal years, as determined by the shareholders’ meetings. If elected by the Supervisory Committee, directors hold office until the election of directors of the following shareholders’ meeting.

Under the Argentine General Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

The Argentine General Corporations Law and our by-laws require the Board of Directors to meet at least once every quarter in person or remotely (by video conference), and an absolute majority of directors is required in order to constitute a quorum (including those participating remotely). If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting until the quorum is reached or call a meeting for another day. Resolutions must be adopted by a majority of the directors present or participating remotely, and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

Our Directors are not required to hold any shares in YPF S.A., and there is no age limit for the retirement of our Directors.

According to our by-laws, the Board of Directors shall have wide powers to organize, conduct and manage the affairs of the YPF S.A. Specifically, it is empowered to approve the annual budget, expenditure and investment estimates, the necessary borrowing levels and the annual action plan of YPF S.A.

Staggered board of directors

The election of the members of YPF S.A.’s directors is not staggered.

Duties and liabilities of Directors

In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent businessperson. Directors are jointly and severally liable to YPF S.A., its shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, company regulations, or by resolution of the shareholders’ meeting. In such cases, if the assignment of specific duties is duly registered, a director’s liability will be determined by reference to the performance of such duties.

Only shareholders, through a shareholders’ meeting may authorize directors to engage in activities in competition with YPF S.A. Transactions or contracts between directors and YPF S.A. in connection with its activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the Argentine General Corporations Law require prior approval of the Board of Directors or the Supervisory Committee. In addition, these transactions must be subsequently approved by the shareholders at a general meeting. In case the shareholders’ meeting does not approve the relevant transaction, the directors and members of the Supervisory Committee who approved such transactions will be held jointly and severally liable for any damages caused to YPF S.A. and the agreement will be considered void.

Any director whose personal interests conflicts with those of YPF S.A., shall notify the Board of Directors and the Supervisory Committee and abstain from participating and voting on the matter. Otherwise, such director may be held jointly and severally liable for the damages caused by his acts and omissions.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or judicial action is brought to the courts. Any liability of a director to YPF S.A. terminates upon approval of the director’s action or by express waiver or settlement by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations.

For information about the directors’ power to vote compensation to themselves or any members of the Board of Directors see “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Compensation of members of our Board of Directors”.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment, other than broadcasting, acquisition of land located in frontier border areas (and other security areas) according to Law-Decree No. 15,385/1944 (as amended and supplemented from time to time) or rural land by foreign individuals or legal entities according to Law No. 26,737 (as amended and supplemented from time to time), is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder (see “Item 4. Information on the Company—History and development of YPF S.A.”).

Shareholders’ meetings

Pursuant to the Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of YPF S.A. may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fail to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. YPF S.A. is required to convene and hold an ordinary meeting of shareholders within 4 months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Article 234 of the Argentine General Corporations Law, such as the consideration of our financial statements, allocation of net income for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, all or a substantial part of the assets of YPF S.A. as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to YPF S.A. are paid partially or totally with a percentage of the income, results or earnings of YPF S.A., if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the liability of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of shareholders’ meetings

Notice of shareholders’ meetings must be published in the Official Gazette, and in an Argentine newspaper of wide circulation for 5 days and also in the bulletin of the BASE, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held (with an interval of at least one hour from the hour for the first call) without publication of the call if all the shares of the outstanding share capital of YPF S.A. are present in the meeting and resolutions are adopted by unanimous vote of shares entitled to vote.

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

Our by-laws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) delisting of our shares from ByMA or NYSE, and (iv) a spin-off by YPF S.A., when as a result of such spin-off 25% or more of our assets are transferred to the resulting corporations, even in case that such result is reached by several spin-offs during a one year term, a majority of the shares representing at least 75% of our voting shares is required, either in first and second call.

Our by-laws also establish that in order to approve (i) certain amendments to our by-laws concerning transfer of shares and tender offers, (ii) the granting of certain guarantees in favor of our shareholders, except when the guarantee and the guaranteed obligation were assumed while procuring the corporate purpose set forth in our by-laws, (iii) total cessation of refining, commercialization and distribution activities, and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, either in first and second call.

For information about voting rights of our shares, see “—Voting”.

To affect the rights of any class of shares, the affirmative vote of such class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the by-laws of YPF S.A. in which such same special majority is required.

In order to attend the meeting, shareholders must deposit their shares, or a certificate representing book-entry shares issued by a bank, clearing house or depository trust company, with us. This certificate will allow each shareholder to be registered in the attendance book which closes 3 business days before the date on which the meeting will be held. YPF S.A. will issue to each shareholder a deposit certificate required for admission into the meeting. Shares certified and registered in the attendance book may not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

For information about requirements for the exercise of foreign companies voting rights see “—Preemptive and accretion rights”.

According to Article 62 Bis of the Capital Markets Law and to CNV General Resolution No. 789/2019, foreign companies may vote in shareholders’ meetings by a duly authorized attorney in fact.

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

A shareholder who has a conflict of interest with YPF S.A. and who does not abstain from voting may be liable for damages to YPF S.A., but only if without such shareholder’s vote the majority required to validly adopt the relevant resolution would not be reached. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law, our by-laws or its internal regulation, may be held jointly and severally liable for damages to YPF S.A. or to other third parties, including shareholders.

The affirmative vote of our majority is needed to adopt certain resolutions of YPF S.A.

Remote meetings

Under the Capital Markets Law No. 26,831, the Board of Directors of the issuing entities may hold remote meetings provided it is expressly authorized by their by-laws. Likewise, pursuant to CNV General Resolution No. 939/2022, effective as from January 1, 2023, the issuing entities may celebrate remote meetings of the governing and supervisory bodies, provided such possibility has been expressly authorized in their by-laws. The by-laws of YPF S.A. contemplate the possibility of holding remote meetings by the shareholders, the Board of Directors and the Supervisory Committee.

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

Pursuant to the Argentine General Corporations Law, in exceptional cases and on a case-by-case basis when required for the best interest of YPF S.A., the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that such limitation or suspension of the shareholders’ preemptive rights is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

Under its by-laws, YPF S.A. may only issue securities that are convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

Holders of ADRs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act is effective with respect to those rights or an exemption from the registration requirements of the U.S. Securities Act is available (see “Item 3. Key information—Risk factors—Risks relating to our Class D shares and ADSs—You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs”).

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

●

Any non-preempted Class C shares will be assigned to any PPP participants who exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares, any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any non-preempted Class C shares.

●

Any non-preempted Class D shares will be assigned to holders of Class D shares that exercised their preemptive rights and indicated their intention to exercise accretion rights; any remaining Class D shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise accretion rights.

The term for exercise of accretion rights is the same as that fixed for exercising preemptive rights.

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice and Human Rights, or the agency to be determined by such Ministry to that effect, according to Decree No. 27/2018) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. If you own our Class D shares directly (rather than through ADSs) and you are a non-Argentine company and you fail to register with the respective National Corporations Registry, your ability to exercise your rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law No. 26,831 and to CNV General Resolution No. 789/2019, both applicable to YPF S.A., foreign companies that are shareholders of YPF may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact.

Liquidation rights

Pursuant to Article 109 of the Argentine General Corporations Law in the case of dissolution to liquidate the Company, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our shares.

Pursuant to YPF´s by-laws any voluntary dissolution requires the affirmative vote of the Class A shares and the prior approval of a national law passed by the Argentine National Congress.

Redemption and withdrawal rights

Our bylaws do not include any provisions regarding share redemption. Under the Argentine General Corporations Law, the Company may acquire its own shares only (i) in connection with a capital reduction approved by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor (any shares so redeemed must be cancelled by us); (ii) exceptionally, with realized and liquid profits or free reserves, when they are fully integrated and to avoid serious damage, which will be justified at the next ordinary shareholders meeting; and (iii) if its shares integrate the assets of an establishment that it acquires or of a company that it incorporates. The Company may also purchase its own shares in compliance with the provisions of the Capital Markets Law No. 26,831. For information regarding share-based compensation plans see “Item 6. Directors, Senior Management and Employees —Board of Directors—Compensation of members of our Board of Directors” and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Regarding withdrawal rights, in the case that our shareholders approve a spin-off or merger in which we are not the surviving corporation and the shares our shareholders receive as a result of such spin-off or merger are not publicly traded, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial reintegration of capital, any shareholder that voted against such action or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, there is doubt as to whether holders of ADSs (as opposed to holders of shares) will be able to exercise their appraisal rights either directly or through the depositary under the terms of the Deposit Agreement with respect to the shares represented by the ADSs. The appraisal rights must be exercised within the 5 days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted. Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares, withdraw from the public offering, or to continue following a mandatory delisting, or in case of denial of public offering or listing, in which case the payment period is reduced to 60 days from the resolution date, the publication date of withdrawal of the public offering or the denial or approval date of voluntary delisting, as the case may be.

Voting

Under our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of members of the Board of Directors and the Supervisory Committee and are entitled to appoint one Director and the alternate Director, and one member of the Supervisory Committee and the alternate member, or (ii) have certain veto rights.

Class A shares veto rights

Under our by-laws, so long as any Class A share remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of YPF; (ii) approve any acquisition of shares by a third-party representing more than 50% of YPF’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF’s exploration and production activities; (iv) voluntarily dissolve YPF; (v) transfer our legal or fiscal domicile outside Argentina; and (vi) make an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Voting of the underlying Class D shares

Pursuant to our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any shareholders’ meeting of YPF, except those specific procedures apply to the election of Directors. See “—Directors—Election of Directors”. The Depositary has agreed that, as soon as practicable after receipt of a notice of any shareholders’ meeting of YPF, it will mail a notice to the holders of ADRs evidencing ADSs, which will contain the following: (i) a summary in English of the information contained in the notice of such meeting; (ii) a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, our by-laws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by their respective ADSs; and (iii) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders of the ADRs evidencing the ADSs. With regards to the Class D shares as to which the Depositary receives no instructions, the Depositary will vote them in accordance with the recommendations of our Board of Directors, provided that YPF delivers to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to our by-laws or Board of Directors regulations. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Cumulative voting

Under the Argentine General Corporations Law, shareholders have the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the Board of Directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting works by multiplying the number of votes corresponding to the shareholder exercising its cumulative voting right, by the number of total vacancies to be filled, which shall be applied to the voting of seats not exceeding one third of the vacancies.

Certain provisions relating to acquisitions of shares

Pursuant to our by-laws:

●

Each acquisition of shares or convertible securities, as a result of which the acquirer, directly or indirectly, through or together with its affiliates and persons acting in concert with it (jointly referred to as an “Offeror”), would hold or control shares that, together with the prior holdings of such Offeror of shares of such class, if any, would represent: (i) 15% or more of the outstanding capital stock; or (ii) 20% or more of the outstanding Class D shares provided that such shares represent less than 15% of the capital stock.

●

Each subsequent acquisition by an Offeror, other than subsequent acquisitions by an Offeror owning or controlling more than 50% of our capital prior to such acquisition (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “—Restrictions on Control Acquisitions”.

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

Restrictions on Control Acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A shares, if there are any outstanding, and make a public tender offer for all of the outstanding shares and convertible securities of YPF S.A. Such public tender offer shall not be needed for subsequent acquisitions by an Offeror that already owns or controls shares that represent 15% or more of the outstanding capital stock, or 20% or more of the outstanding Class D shares, as long as such Offeror does not own or control, previously or as a consequence of these acquisitions, shares that represent more than 50% of the capital stock. The prior approval of the Class A shares is not required for any subsequent acquisition made by an Offeror already owning or controlling more than 50% of the capital stock of YPF S.A., nor shall such Offeror be required to make a public tender offer for such acquisition.

To the extent a public tender offer is required, the Offeror will be required to provide YPF S.A. with notice of, and certain specified information with respect to, such tender offer at least 15 business days prior to the commencement of the offer, as well as the terms and conditions of any agreement with any shareholder proposed for the Control Acquisition (“Prior Agreement”). YPF S.A. will send by mailing to each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to send by mailing or by other means to each shareholder and holder of convertible securities a copy of the notice and shall publish a notice containing substantially the same information required for the notice in a newspaper of general circulation in Argentina, New York and each other city in which YPF S.A.’s securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to us, until the offer expires.

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

Such tender offer must be carried out in accordance with a procedure specified in our by-laws and in accordance with any applicable additional or stricter requirements of the jurisdictions where the tender offer takes place or of the stock exchanges where YPF S.A.´s shares and securities are listed. Pursuant to our by-laws, the Offeror must offer the same price to all shares tendered, and such price may not be less than the highest of the following:

●

The highest price paid by, or on behalf of, the Offeror for Class D shares or convertible securities during the two years prior to the notice provided to YPF S.A., subject to certain antidilution adjustments with respect to Class D shares.

●	The highest closing sale price for the Class D shares on the BASE during the thirty-day period immediately preceding the notice provided to YPF S.A., subject to certain antidilution adjustments.

●

The price resulting from clause (ii) above multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Offeror for Class D shares during the two years immediately preceding the date of the notice provided to YPF S.A. and the denominator of which shall be the closing price for the Class D shares on the BASE on the date immediately preceding the first day of such two-year period on which the Offeror acquired any interest in or right to any Class D shares, in each case subject to certain antidilution adjustments.

●

The net earnings of YPF S.A. per Class D share during the four most recent full fiscal quarters immediately preceding the date of the notice provided to us, multiplied by the higher of (a) the price/earnings ratio for such period for Class D shares (if any) and (b) the highest price/earnings ratio of YPF S.A. in the two-year period immediately preceding the date of the notice provided to YPF S.A., in each case determined in accordance with standard practices in the financial community.

Such offer must remain open for a minimum of 20 days and a maximum of 30 days as of the authorization date of the tender offer by the CNV, and shareholders and holders of securities contemplated in the tender offer shall have the right to withdraw tendered shares and/or securities at any time before the date of expiration of the offer. Following the close of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, unless the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, in which case the Offeror may withdraw the tender offer. Following the close of the tender offer, the Offeror may consummate any Prior Agreement within 30 days following the close of the tender offer; provided, however, that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to YPF S.A. on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.

The Expropriation Law has not triggered these obligations.

Restrictions on Related Party Share Acquisitions

The price per share to be received by each shareholder in any Related Party Share Acquisition must be the same as, and must not be less, than the highest of the following:

●

The highest price paid by or on behalf of the party seeking to carry out the Related Party Share Acquisition (“Interested Shareholder”) for (a) shares of the class to be transferred in the Related Party Share Acquisition (“Class”) within the two-year period immediately preceding the first public announcement of the Related Party Share Acquisition, or (b) shares of the Class acquired in any Control Acquisition, in each case, subject to certain antidilution adjustments.

●

The highest closing sale price of shares of the Class on the BASE during the 30 days immediately preceding the date of announcement of the Related Party Share Acquisition or the date of any Control Acquisition by the Interested Shareholder, subject to certain antidilution adjustments.

●

The price resulting from (ii) multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Interested Shareholder for any share of the Class during the two years immediately preceding the date of announcement of the Related Party Transaction and the denominator of which shall be the closing sale price for shares of the Class on the date immediately preceding the first day in the two-year period referred to above on which the Interested Shareholder acquired any interest or right in shares of the Class, in each case, subject to certain antidilution adjustments.

●

The net earnings of YPF S.A. per share of the shares of the Class during the four most recent full fiscal quarters preceding the date of announcement of the Related Party Transaction multiplied by the higher of the (a) the price/earnings ratio during such period for the shares of the Class (if any) and (b) the highest price/earnings ratio of YPF S.A. in the two-year period preceding the date of announcement of the Related Party Transaction, in each case determined in accordance with standard practices in the financial community.

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of our capital stock, or that constitutes a merger by YPF S.A., must be approved in advance by the Class A shares while any such shares remain outstanding.

The Capital Markets Law and CNV Regulations

In December 2018, the CNV issued General Resolution No. 779/2018 regulating the tender offers regime provided for in Law No. 27,440 published in May 2018, which amended the Capital Markets Law. Under this regime, a mandatory tender offer at a fair price (determined according to such law) shall be issued by anyone who, acting individually or in coordination with others, has effectively obtained a controlling interest in a public company, which is deemed to occur (i) when obtaining, directly or indirectly, a percentage of votes equal to or higher than 50% of a public company, or (ii) when the percentage of votes obtained is below 50% but such person controls a public company (i.e., has directly or indirectly, individually or jointly, as the case may be, an interest in the capital stock of the company or securities with voting rights that grants (whether in right or de facto), the necessary votes to adopt resolutions in ordinary general shareholders meetings or to appoint or revoke the majority of the directors or members of the surveillance committee, when applicable, and of the supervisory committee). The tender offer shall be submitted to the CNV for authorization as soon as possible after the closing of the relevant share acquisition, but no later than one month from such closing.

Class D shares acquisitions: Reporting requirements

Pursuant to our by-laws, any person who, directly or indirectly, through any means or title, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify YPF of such acquisition within 5 days of its closing, in addition to complying with any additional requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to the regulations of CNV, any person or entity that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose: (i) acquires or dispose of shares or securities convertible into shares, or acquire call or put options over them; (ii) alters the integration or configuration of its direct or indirect interest over the capital stock of an issuer; (iii) converts notes (“obligaciones negociables”) into shares; (iv) exercises the put or call options of the securities referred to in (i); or (v) changes their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events; is required to inform CNV and BYMA of such circumstances, immediately after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above.

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

Dividends

Under our by-laws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except for shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No preferred shares have been issued by YPF as the date of this annual report.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. The Board of Directors may resolve to distribute interim dividends if certain requirements are met. The directors and members of the Supervisory Committee, as the case may be, are jointly and severally responsible for such payments and distributions.

Although we have not adopted a formal policy regarding dividends, the Board of Directors prudently evaluates on each fiscal year the possibility to recommend a payment of dividends to the shareholders within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal, regulatory, tax and/or contractual restrictions that apply at all times, and the general conditions of the economic and financial context. In compliance with Argentine law, we determined dividends in the currency of legal tender in Argentina, which is the Argentine peso based on the last annual audited financial statements in Argentine pesos submitted to the CNV. See “—Amount available for dividends distribution”.

On March 9, 2023, the Board of Directors proposed to the Shareholders’ Meeting, after deduction of the amounts whose distribution is restricted, the following: (i) set aside the sum of Ps. 6,215 million to constitute a reserve for the acquisition of own shares, for the purpose of granting the Board of Directors the possibility of acquiring own shares at the time it deems appropriate for its allocation to the benefits based on calculations (in accordance with Articles 64 and 67 of Law No. 26,831); (ii) set aside the sum of Ps. 40,000 million to constitute an voluntary reserve for future dividends, empowering the Board of Directors in a broad manner, considering the regulatory and financial conditions and availability of funds as well as the operating results, investments and other aspects that it considers relevant in the development of the activities of the Company, to decide the total or partial use, in one or more times, of this reserve for future dividends, determining the opportunity, form, conditions and amount for its distribution; and (iii) establish the sum of Ps. 942,959 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

We did not determine any dividends for the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019.

For information about payments of dividends under the Deposit Agreement, see “Item 12. Description of securities other than equity securities—American Depositary Shares”.

For information about taxation on dividends see “—Taxation—Argentine tax considerations”.

Amount available for dividends distribution

Under the Argentine General Corporations Law, dividends of an Argentine company, including those that make public offering of its shares, may be lawfully paid only out of its liquid and realized profits reflected in the annual audited financial statements in Argentine pesos submitted to the CNV, prepared in accordance with accounting rules prevailing in Argentina and the CNV regulations and approved at a shareholders’ meeting. The Board of Directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, based on special or quarterly financial statements with the report of the external auditor and the Supervisory Committee, in which case the members of the Board of Directors, the members of the Surveillance Committee (“Consejo de Vigilancia”) when applicable, and of the Supervisory Committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our by-laws, YPF is required to maintain a legal reserve of at least 5% of the fiscal year’s liquid and realized profits until such reserve equals 20% of the then-outstanding capital stock of YPF. The legal reserve is not available for distribution to shareholders.

Under our by-laws, YPF’s liquid and realized profits are applied as follows:

(i)	At least 5% of the net income, plus (less) prior fiscal year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital.
(ii)

An amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Item 6. Directors, Senior Management and Employees—Board of Directors—Compensation of members of our Board of Directors”.

(iii)	An amount is segregated to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be (YPF does not currently have preferred stock).
(iv)	The remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our Board of Directors submits YPF’s statutory financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, to the annual ordinary shareholders’ meeting for approval. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the annual financial statements of YPF and determine the allocation of its net income for such year.

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

In the case of payment of stock dividends, or payment of both stock and cash dividends, both shares and cash, as the case may be, are required to be available within 3 months of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends determined by the shareholders’ meeting is 5 years from the date on which it has been made available to the shareholder.

Under the Deposit Agreement, subject to certain terms and conditions set out in the Deposit Agreement, (including, among others, the Depositary’s judgement on determining that currency it receives other than U.S. dollars can be converted on a reasonable basis into U.S. dollars in a manner consistent with legal restrictions on foreign exchange) the Depositary converts dividends it receives on deposited shares in currency other than the U.S. dollar into U.S. dollars and distributes the amount thus received to the holders of ADRs associated with those shares.

For information about exchange regulation on dividends payments see “—Exchange regulations— Specific provisions on access to the foreign exchange market— Profit and dividend payment”.

Material contracts

None.

Exchange rates

From 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate of peso 1/US$. On January 6, 2002, Law No. 25,561 (the “Public Emergency Law”) formally put an end to that U.S. dollar-peso parity. The Public Emergency Law, which had been periodically extended and expired on December 31, 2017, by Law No. 27,200, had granted the Argentine Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. On December 23, 2019, Law No. 27,541 (the “Solidarity Law”) was published, which again declared the public emergency until December 31, 2020. See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

Currency controls that tightened restrictions on capital flows, exchange controls, and official U.S. dollar exchange and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 (the “Decree 609”) dated September 1, 2019, as amended, the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree. At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7,422, as subsequently amended and supplemented from time to time by BCRA’s communications. See “—Exchange controls”.

The BCRA requested the CNV to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Article 3 of the Decree, established various measures to avoid such elusive practices and operations.

The following table sets forth the annual low, high, average and period-end exchange rates for the periods indicated, expressed in nominal Argentine peso per U.S. dollar, based on rates quoted by the BCRA (source: BCRA (Communication “A” 3,500). The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine peso.

	Low	High	Average (1)	Period End

	(pesos per U.S. dollar)
Year ended December 31,
2018	18.42	40.90	29.32	37.81
2019	37.04	60.00	49.23	59.90
2020	59.82	84.15	71.61	84.15
2021	84.70	102.75	95.80	102.75
2022	103.04	177.13	133.55	177.13
Month
January 2023	178.14	186.88	182.24	186.88
February 2023	187.31	197.15	191.89	197.15
March 2023	197.56	208.99	203.11	208.99

(1)

Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange regulations

By means of Decree No. 609/2019, the National Executive Branch established that, until December 31, 2019, the countervalue of the export of goods and services must be brought into the country in foreign currency and/or traded in the foreign exchange market under the conditions and terms established by the BCRA in due time. According to the provisions of Decree No. 609/2019, the BCRA has the power to establish the cases in which access to the foreign exchange market for the purchase of foreign currency and precious metals and transfers abroad will require prior authorization. On December 28, 2019, by means of Decree No. 91, the National Executive Branch amended Article 1 of Decree No.609/2019, indefinitely extending the obligation to repatriate and settle the countervalue of the export of goods and services in the foreign exchange market based on objective guidelines based on the conditions prevailing in the foreign exchange market and distinguishing the situation of human entities from that of legal entities. Likewise, the BCRA is empowered to establish regulations to avoid practices and transactions aimed at avoiding, through public securities or other instruments, the provisions of this measure.

Within this framework, the BCRA issued Communication “A” 6,770, as subsequently amended, which, as from September 1, 2019, implemented a broad exchange control mechanism.

The following are the most relevant aspects of the BCRA’s regulations pursuant to the Communication “A” 7,490 (as amended or supplemented, the “Exchange Regime”), regarding the entry and exit of funds from and to Argentina. For the purposes of this section and in the terms of the Exchange Regime, “foreign currency” means any currency other than the Argentine peso.

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods

Proceeds from exports of goods must be entered and settled in pesos through the foreign exchange market within a certain term for the good or service in question. Regardless of these maximum settlement terms, the Exchange Regime also established that payments for exports must be entered and settled through the foreign exchange market within 5 business days following their payment.

Pursuant to Article 2.6 of the Exchange Regime, exporters are authorized to exempt from the settlement obligation to the extent that (i) the funds are credited to foreign currency accounts held by the customer in local financial institutions, (ii) the funds enter Argentina within the applicable deadlines, (iii) the funds are applied simultaneously to the realization of payments for which the regulations grant access to the foreign exchange market, subject to the applicable limits, and (iv) if the inflow corresponds to new financial debt abroad and the purpose is the pre-cancellation of local debt in foreign currency with a financial institution, the new debt abroad must have a longer average life than the one pre-cancelled with the local institution.

Amounts collected in foreign currency for claims related to exported goods must also be entered and settled in pesos in the foreign exchange market, up to the amount of the insured exported goods.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the foreign exchange market corresponding to a shipment permit will be considered satisfied when the entity designated to follow up certifies that the entry and settlement has taken place.

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it will be considered as fully or partially compliant with the follow-up of the shipping permit, for an amount equivalent to that paid locally in pesos and/or in foreign currency to the exporter by a local agent owning the foreign-flagged means of transport, provided that the following conditions are met:

(i)

The documentation shows that the delivery of the exported goods has taken place in the country, that the local agent of the company owning the foreign-flagged means of transport has made the payment to the exporter locally and the currency in which such payment was made.

(ii)

The entity has a certification issued by an entity stating that the referred local agent would have had access to the foreign exchange market by virtue of the provisions of Article 3.2.2 for the equivalent amount in foreign currency that is intended to be imputed to the permit.

The entity issuing such certification must previously verify compliance with all the requirements established by the exchange regulations for access to the foreign exchange market by Article 3.2.2 of the Exchange Regime, with the exception of the provisions of Article 3.16.1 of such Regime and have a sworn statement from the referred local agent stating that it has not transferred and will not transfer funds abroad for the proportional part of the transactions included in the certification.

(iii)	In the event that the amounts have been received in the country in foreign currency, the entity has the certification of settlement of the funds in the foreign exchange market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding US$ 2,000,000 in the current calendar month.

Obligation to settle foreign currency from exports of services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within 5 business days of payment.

Application of export revenues

The Exchange Regime authorizes the application of export revenues to the repayment of (i) pre-export financing and export financing granted or guaranteed by local financial entities, (ii) pre-export financing and export advances settled in the foreign exchange market, provided that the corresponding transactions have been executed through public deeds or public registries, (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds, and (iv) other foreign financial indebtedness subject to certain requirements as set forth in Articles 7.9 and 7.10 of the Exchange Regime. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

Financial indebtedness with foreign countries

According to Article 2.4 of the Exchange Regime for resident debtors to be able to access the foreign exchange market to repay financial indebtedness with foreign countries disbursed as from September 1, 2019, the loan proceeds must have been settled through the foreign exchange market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the foreign exchange market for repayment purposes.

Access to the foreign exchange market to make such payments more than 3 days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in Article 3.5 of the Exchange Regime.

Until December 31, 2023, BCRA’s prior approval is required for local residents to access the foreign exchange market to make principal payments under cross-border financial borrowings with related parties (unless the loan proceeds were settled through the foreign exchange market after October 1, 2020, and the loan has an average life of at least 2 years).

Specific provisions on access to the foreign exchange market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file a sworn statement stating that:

(a)

At the time of access to the foreign exchange market, all of its foreign currency holdings in the country are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). For these purposes, “liquid foreign assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available.

(b)

It undertakes the obligation to settle in the foreign exchange market, within 5 business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c)

On the date of access to the foreign exchange market and in the previous 90 calendar days, it: (i) did not arrange sales in the country of securities with settlement in foreign currency; (ii) did not exchange securities issued by residents for foreign assets; (iii) did not transfer securities to depository entities abroad; (iv) did not acquire in the country securities issued by non-residents with settlement in pesos; (v) did not acquire CEDEARs representing foreign shares; (vi) did not acquire securities representing private debt issued in foreign jurisdiction; and (vii) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether human or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d)

It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter.

(e)

Article 3.16.3 of the Exchange Regime adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA, the entity must also have a sworn statement stating:

(1)	The details of the human or legal entities that exercise a direct control relationship over the client.

(2)

That, on the date of access to the foreign exchange market and in the previous 90 calendar days, it did not deliver to such persons in the country any funds in local currency or other liquid local assets, unless: (i) such deliveries were made prior to July 12, 2021; (ii) such deliveries resulted from regular transactions for the acquisition of goods or services; or (iii) it submits a sworn statement from such persons in which they attest to the provisions of paragraph (c) above, and undertake the obligation detailed in paragraph (d) above.

Finally, Article 3.16.4 of the Exchange Regime establishes that entities shall require the prior approval of the BCRA to grant access to the foreign exchange market to individuals or legal entities included by the AFIP in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

Imports payments

Article 3.1 of the Exchange Regime allows access to the foreign exchange market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the “SEPAIMPO”, the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Notwithstanding the above, according to the provisions of Article 10.11 of the Exchange Regime, until December 31, 2022, prior approval from the BCRA is required to access the foreign exchange market for the payment of imports of goods or the cancellation of principal of debts arising from the imports of goods, unless any of the situations set forth in Articles 10.11.1 to 10.11.11 of the Exchange Regime are verified. Some of these situations are:

(a)

The intervening entity has a sworn statement from the client stating that the total amount of payments associated with its imports of goods processed through the foreign exchange market as of January 1, 2020, including the payment whose processing is being requested, does not exceed by more than the equivalent of US$ 250,000 the amount that arises from considering (i) the amount for which the importer would have access to the foreign exchange market when computing the imports of goods that are registered in its name in the SEPAIMPO and that were officialized between January 1, 2020 and the day before the access to the foreign exchange market, the imports of goods associated to an officialized statement made through the Integral System of Monitoring of Imports (“SIMI”) will be computed to the extent that any of the conditions foreseen in Articles 10.3.2.7.i) to 10.3.2.7.vii) are verified, (ii) plus the amount of the payments made through the foreign exchange market as from July 6, 2020 corresponding to imports of goods entered by particular request or courier that have been shipped as from July 1, 2020 or that having been shipped previously had not arrived in the country before that date, (iii) plus the amount of payments made under paragraphs (b) to (d) below, not associated to imports included in items (i) and (ii) of this paragraph, (iv) minus the amount pending regularization for payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019.

(b)

It is a deferred payment of imports of goods corresponding to operations that have been shipped as from July 1, 2020 or that having been shipped previously had not arrived in the country before that date to the extent that any of the conditions set forth in Articles 10.3.2.7.i) to 10.3.2.7.vii) of the Exchange Regime are met.

(c)

It is a payment associated with a transaction not included in paragraph (b) to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a financial institution abroad or with a guarantee granted by them.

(d)

It is a payment on demand or commercial debts without customs entry record and the following conditions are met: (i) the operation corresponds to the import of inputs to be used for the production of goods in the country; and (ii) the payments made under this item do not exceed, in the current calendar month and in the group of entities, the amount obtained by considering the average amount of imports of inputs computable for the purposes of Article 10.11.1. of the Exchange Regime in the last 12 closed calendar months, net of the amount pending regularization for payments with pending customs entry record in a situation of delay recorded by the importer. The entity shall have a sworn statement from the client evidencing compliance with the above conditions, the input nature of the imports computed and also verify that the declared amount is compatible with the existing data in the BCRA from the online system implemented for such purpose.

Prior to making payments for the importation of goods, the intervening entity must, in addition to requesting the customer’s sworn statement, verify that such statement is compatible with the existing data in the BCRA from the online system implemented for such purpose.

Additionally, on October 13, 2022, the BCRA issued Communication “A” 7,622 (subsequently supplemented by Communications “A” 7,629, 7,638 and 7,643) through which several amendments were introduced regarding access to the foreign exchange market to make payments for imports of goods and services, respectively (hereinafter, and together with its complementary, “Communication “A” 7,622”).

Communication “A” 7,622 provides that, as from October 17, 2022, access to the foreign exchange market to make payments for imports of goods may be granted to transactions associated with a declaration in the Argentine Republic’s Import System (for its acronym in Spanish, “SIRA”) to the extent that:

(a)	The payment is made once the term in calendar days has expired, counted as from the date of registration of customs entry of the goods.

(b)	The payment is made by means of exchange and/or arbitration against a local account in foreign currency of the customer and the SIRA declaration has stated that such option would be used.

(c)

When it is verified that the transaction is validated in the “Single Current Account for Foreign Trade” computer system implemented by AFIP and the payment falls under any of the situations set forth in Article 8 of the aforementioned communication.

(d)

The payment is framed by the client within the amount available in each calendar year, up to the equivalent of US$ 50,000, to make payments of imports of goods in advance, on demand or deferred before the term foreseen in the SIRA declaration is fulfilled.

The possibility of using this annual limit will be subject to its validation by the “Foreign Trade Single Current Account” system.

Entities shall verify the requirements foreseen for each type of import payment, including those contemplated in Article 3.16. of the Exchange Regime, with the exception of those referring to the provisions of Articles 10.11. and 10.14. and Article 2.1. of Communication “A” 7,532.

Regarding the SIMI, Communication “A” 7,622 states that the access to the foreign exchange market to pay imports of goods for transactions associated to this system carried out during its validity or transactions for which the presentation of a SIRA declaration is not required, will continue to be governed by the provisions in force.

Communication “A” 7,622 also provides that access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from October 17, 2022, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the entity having documentation that proves, at the time of the opening or issuance by the entity, that the conditions detailed in Article 4 of the Exchange Regime were complied with.

Finally, Article 9 of Communication “A” 7,622 establishes several situations that will allow access to the foreign exchange market prior to the payment term authorized in the SIRA declaration:

(a)

Access with funds originating from a financing of imports of goods granted by a local financial entity from a foreign credit line. Provided that the maturity of the financing is equal to or later than the estimated date of arrival of the goods in the country plus the term set forth in the SIRA declaration plus 15 calendar days.

(b)

Access to make a deferred payment to cancel a commercial debt for the importation of goods with a foreign financial entity and the maturity date of the debt is equal to or later than the estimated date of arrival of the goods in the country at the time of granting the financing plus the term set forth in the SIRA declaration plus 15 calendar days.

(c)	The importer has a “Certification of increase of exports of goods” for the amount for which it intends to access.

(d)

In the case of payments for imports of goods made by: (i) the national public sector; (ii) all business organizations, regardless of their corporate form, in which the National State has a majority shareholding in the capital or in the formation of corporate decisions; and (iii) trusts constituted with contributions from the national public sector.

(e)

Access simultaneously with the settlement of funds as advances or prefinancing of exports from abroad or prefinancing of exports granted by local financial institutions with funding in foreign credit lines, and to the extent that the conditions set forth in Articles 9.5.1, 9.5.2 and 9.5.3 are met.

(f)

It is a payment with pending customs registration for an operation for which the presentation of a declaration in the Argentine ‘s declaration in the SIRA or the SIMI is not a requirement for the registration of the customs entry of the goods, as long as such goods are of the goods, to the extent that such goods are included in the situations foreseen in Article 8. of Communication A 7,622 and the conditions foreseen in each case are verified.

(g)

It is a payment of goods framed within the Regime of Imports for Inputs Destined to Scientific-Technological Research of Law No. 25,613 that is made before the minimum access date required; to the extent that the client has the certificate of the Registry of Scientific and Technological Organizations and Entities (“ROECyT”) issued by the Ministry of Science, Technology and Innovation of the Nation for those goods.

Payment for services rendered by non-residents

Pursuant to Article 3.2 of the Exchange Regime, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access may be granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the “External Assets and Liabilities Survey”. The prior approval of the BCRA will be required for access to the foreign exchange market to precancel debts for services.

Prior approval from the BCRA will be required for access to the foreign exchange market to pre-cancel debts for services. Likewise, in order to make payments for services to related counterparties abroad, the prior approval of the BCRA will be required, except for certain exceptions contemplated in the regulations.

In addition to the above, on June 27, 2022, the BCRA issued Communication “A” 7,532, which, as amended by Communication “A” 7,606 dated September 15, 2022, incorporated as an additional requirement for customer transactions covered by the Integral System for Monitoring Foreign Payments of Services (“SIMPES”) or the entity’s own transactions for the concepts for which the statement in such system is required for customers, that the entity may only provide access to the foreign exchange market to the extent that any of the following conditions are verified:

(a)

The entity has a sworn statement from the client stating that the accumulated amount, including the payment to be made, of the payments made by the client through the foreign exchange market for the items of services covered by SIMPES, in the current calendar year and in the group of entities, does not exceed the amount resulting from considering the following elements: (i) the proportional part, accrued up to and including the current month, of the total amount of the payments made by the importer during the year 2021 for all the items included. In the event that the latter amount is less than US$ 50,000, the latter amount or the annual limit, whichever is lower, shall be adopted; (ii) minus the amount outstanding to date for letters of credit or guaranteed bills of exchange issued in its name by local financial entities for the importation of services.

(b)	The payment falls under the mechanisms set forth in Articles 3.18 and 3.19 of the Exchange Regime.

(c)	The payment corresponds to Articles “S08. Insurance premium” and “S09. Payment of claims” of the Exchange Regime.

(d)	The payment is made 180 calendar days after the date of effective rendering of the service.

(e)

The customer accesses simultaneously with the settlement of a new financial indebtedness abroad with an average life of not less than 180 days and at least 50% of the principal expires after the effective date of the service plus a term of 90 days.

(f)

The customer accesses with funds originated in a financing of imports of services granted by a local financial institution from a commercial credit line from abroad with an average life of not less than 180 days and at least 50% of the capital of the financing has an expiration date after the date of effective rendering of the service plus a term of 90 days.

Finally, Article 3 of Communication “A” 7,622 establishes that in those cases in which access to the foreign exchange market to make payments for services rendered by non-residents requires the presentation of a declaration made through SIMPES in “”approved” status, the entities may also accept the presentation of a declaration made in the System of Imports of the Argentine Republic and Payments of Services Abroad (for its acronym in Spanish, “SIRASE”) with the aforementioned status.

External financial indebtedness

As was previously commented, in order for resident debtors to be able to access the foreign exchange market to cancel foreign financial indebtedness disbursed as of September 1, 2019, it is necessary that the loan proceeds have been settled through the foreign exchange market and that the transaction has been declared in the External Assets and Liabilities Survey.

Mandatory Refinancing Plan Regime

Article 3.17 of the Exchange Regime establishes that debtors with scheduled principal expirations between October 15, 2020 and December 31, 2023 relating to (i) external financial indebtedness of the non-financial private sector with a creditor that is not a counterparty related to the debtor, (ii) external financial indebtedness for operations of the debtor, and/or (iii) issues of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector clients or of the financial institutions themselves, were required to submit a refinancing plan to the BCRA (“Refinancing Plan”) in accordance with the following criteria:

(a)	The debtors had access to the foreign exchange market on the original expiration dates to make payments of net principal amounts not exceeding 40% of the principal amounts due.

(b)	The principal balance must be refinanced, at a minimum, through a new external debt with an average term of 2 years.

Also, in addition to the refinancing granted by the original creditor, income from new external financial indebtedness with other creditors will also be computed, provided that the income obtained therefrom is transferred and settled through the foreign exchange market. In the case of issues of debt securities publicly registered in Argentina and denominated in foreign currency, new issues will also be computed provided that certain conditions are met.

The aforementioned provisions shall not apply to: (i) indebtedness with international organizations or agencies associated therewith or guaranteed by them; (ii) indebtedness granted to the debtor by official credit organizations or guaranteed by them; (iii) when the amount for which access to the foreign exchange market is requested for the repayment of the principal of such indebtedness does not exceed the equivalent of US$ 2,000,000 per calendar month; (iv) indebtedness originated as from January 1, 2020 and whose funds have been deposited and settled in the foreign exchange market; (v) indebtedness originated on or after January 1, 2020 and constituting refinancing of principal maturities subsequent to such date, to the extent that the refinancing has allowed reaching the parameters set forth in such item; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has allowed reaching the parameters set forth in such item.

Prepayment of principal and services of external financial indebtedness:

(1)

Access to the foreign exchange market shall be allowed up to 45 calendar days prior to the due date for the payment of principal and services of external financial indebtedness or debt securities publicly registered in Argentina and denominated in foreign currency, if the prepayment is made pursuant to a debt refinancing process that complies with the provisions of Article 3. 17 mentioned above and, additionally, when all of the following conditions are met: (i) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness until the settlement date of the refinancing; and (ii) the accrued amount of principal maturities of the new debt does not exceed the amount that would have accrued on the principal maturities of the refinanced debt.

(2)

Access to the foreign exchange market prior to the maturity date for the payment of interest on foreign financial debt or debt securities publicly registered in Argentina and denominated in foreign currency will be permitted if the prepayment is consummated as part of an exchange process of debt securities issued by the customer and all of the following conditions are met: (i) the amount paid prior to maturity corresponds to the accrued interest as of the closing date of the exchange; (ii) the average life of the new debt securities is greater than the average remaining life of the exchanged security; and (iii) the aggregate principal maturities of the new securities do not exceed at any time the aggregate principal maturities of the exchanged securities.

(3)

With respect to scheduled principal repayments maturing between October 15, 2020 and December 31, 2023: (i) the BCRA will consider the Refinancing Plan established therein as terminated when the debtor accesses the foreign exchange market to pay principal in an amount in excess of 40% of the principal then due, to the extent that the debtor settles currency in the foreign exchange market as of October 9, 2020, in an amount equal to or greater than the excess over such 40%, for (a) external financial indebtedness, (b) issuance of debt securities publicly registered abroad, (c) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that comply with the conditions set forth in Article 3. 6.1. 3 of the Exchange Regime; (ii) in the case of debt securities publicly registered in Argentina or abroad, issued as from October 9, 2020, with an average life of not less than 2 years, and whose delivery to creditors has allowed reaching the parameters set forth in the proposed Refinancing Plan, the requirement of settlement in foreign currency was deemed to be met for purposes of being allowed access to the foreign exchange market for the service of principal and interest thereon; and (iii) the debtor has a certificate of increased exports issued pursuant to Article 3.18 of the Exchange Regime.

In line with BCRA regulations, the CNV issued General Resolution No. 861/2020 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or the integration of new issues of debt securities, in both cases in exchange for or integration with debt securities previously issued by the company and privately placed and/or with pre-existing claims against such company, the requirement of placement through public offering shall be deemed to be met if the new issue is subscribed in this manner by the company’s creditors whose debt securities without public offering and/or pre-existing claims represent a percentage not exceeding 30% of the total amount effectively placed, and the remaining percentage is subscribed and paid in cash or in kind by the offering of debt securities originally placed through public offering, or other publicly offered debt securities listed and/or traded in markets authorized by the CNV, issued by the same company, by persons domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in Article 24 of the Annex to Decree No. 862/2019 or whichever replaces it in the future. Additionally, CNV General Resolution No. 861/2020 established that certain conditions must be met in order to consider the public offering requirement to be complied with.

Repayment of foreign currency debt among residents

Access to the foreign exchange market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited.

However, it establishes as exceptions the cancellation as from its maturity of principal and interest of:

●	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

●	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.

●

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019 and involving an increase in the average life of the obligations.

●

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency; (ii) the respective principal and interest services are payable in the country in foreign currency; and (iii) the totality of the funds obtained with the issue are settled through the foreign exchange market.

●

Issues made as from October 9, 2020, of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than 2 years and their delivery to creditors has allowed reaching the refinancing parameters set forth in Article 3.17 of the Exchange Regime.

●

Issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

Principal payments under related counterparty debt until December 31, 2023

BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2023, in accordance with Article 3.5.7 of the Exchange Regime. Likewise, the debts included in this item will continue to be subject to prior approval even in the event they are acquired by another creditor not related to the resident debtor.

The BCRA’s prior approval shall not be required in the case of local financial institutions’ own transactions. Likewise, the aforementioned conformity shall not be applicable when the client has a “Certification of increase of exports of goods” issued within the framework of the provisions of Article 3.18 of the Exchange Regime. for the equivalent of the amount of capital to be paid.

Section 3.5.4 of the Exchange Regime establishes that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal of external financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor remains in force, such requirement will not be applicable if the funds have been deposited and settled through the foreign exchange market as from October 2, 2020 and the average life of the indebtedness is not less than 2 years.

Access to the foreign exchange market for the payment of new issues of debt securities

Access to the foreign exchange market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the foreign exchange market an amount equivalent to the face value of the external indebtedness.

The aforementioned requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within 2 years, for interest accrued through the date of refinancing and, interest that would accrue during the first two years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to Article 2.5 of the Exchange Regime, resident debt issuers will have access to the foreign exchange market for the payment at maturity of principal and interest of duly registered debt security issues that are denominated and payable in foreign currency in Argentina, to the extent that (i) they are fully subscribed in foreign currency, and (ii) provided that the proceeds of the issue are previously settled through the foreign exchange market. However, the settlement of the proceeds of the issue will not be required as a condition for future access to the foreign exchange market, provided that certain conditions are met (i.e., that the proceeds are deposited in local bank accounts denominated in foreign currency within the term established for the settlement of the proceeds, and that the proceeds are simultaneously applied to transactions for which access to the foreign exchange market would be authorized, and that the mechanism is tax neutral, among others).

Non-resident access to the foreign exchange market

Pursuant to Article 3.13 of the Exchange Regime, the prior approval of the BCRA will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, with the exception of the following transactions (i) international organizations and institutions that perform the functions of official export credit agencies, (ii) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (iii) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by treaties or international agreements, to which Argentine is a party, to the extent that the transfers are made in the exercise of their functions, (iv) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security (“ANSES”), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence, (v) purchase of foreign currency (in cash) by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (vi) transfers to offshore bank accounts of persons who are beneficiaries of pensions granted by the National State in accordance with Laws No. 24,043, 24,411, 25,914 and complementary laws; and (vii) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the foreign exchange market as from October 2, 2020 and the repatriation takes place at least two years after its entry.

Access to the foreign exchange market for savings or investment purposes by individuals

Pursuant to Article 3.8 of the Exchange Regime, Argentine residents may access the foreign exchange market for purposes of asset formation abroad, family assistance or derivative transactions (with some expressly stated exceptions) for up to US$ 200 (through debits to local bank accounts) or US$ 100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person.

In all cases, the general requirements detailed under “—Specific provisions on access to the foreign exchange market—General requirements” apply.

Purchases in pesos made abroad with debit cards and amounts in foreign currency acquired by human persons in the Foreign Exchange Market as from September 1, 2020, for the payment of obligations between residents within the framework of Article 3.6 of the Exchange Regime, including payments for purchases with credit cards in foreign currency, will be deducted, as from the following calendar month, from the monthly quota of US$ 200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases made since September 1, 2020, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed.

The corresponding entity will verify in the online system implemented by the BCRA whether the person has not reached the limits set for the corresponding calendar month or has not exceeded them in the previous calendar month and, therefore, is entitled to perform the exchange transaction, and will request the customer to submit a sworn statement stating that such person is not a beneficiary of any “Zero Rate Credits” referred to in Article 9 of Decree No. 332/2020, as amended, “Subsidized Rate Credits for Companies” and/or “Zero Rate Credits for Culture”.

In addition, by means of Communication “A” 7,606, the BCRA established that users of public utilities that requested and obtained the subsidy in the tariffs derived from the supply of natural gas and/or electric energy, as well as those that had obtained it automatically, and those that maintain the subsidy in the potable water tariffs, may not, while maintaining the mentioned benefit: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family aid and for operations with derivatives, under the terms of Article 3.8. of the rules on “exterior and foreign exchange”; nor (ii) to carry out the transactions set forth in Article 4.3.2 of the rules on “Exterior and Foreign Exchange”.

Finally, through communication “A” 7,609 the BCRA established, effective as from September 20, 2022, that customers residing in the country engaged in agricultural activities who sell goods within the framework of Decree No. 576/2022 to those who export them directly or as a result of a productive process carried out in the country may not: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family assistance and for transactions with derivatives, under the terms of Article 3.8. of the regulations on “Exterior and Foreign Exchange”; nor (ii) to carry out the transactions set forth in Article 4.3.2 of the regulations on “Exterior and Foreign Exchange”. These last provisions are not applicable to human persons.

Access to the foreign exchange market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions.

Pursuant to Article 3.10 of the Exchange Regime, access to the foreign exchange market for the constitution of foreign assets and for derivative transactions by local governments, investment funds, other universalities established in Argentina, requires the prior authorization of the BCRA.

Access to the foreign exchange market by guarantee trusts for the payment of principal and interest

Pursuant to Article 3.7 of the Exchange Regime, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the foreign exchange market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the foreign exchange market to make such payments directly. Also, under certain conditions, a trustee may access the foreign exchange market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the foreign exchange market.

Derivative transactions

Article 3.12 of the Exchange Regime requires that, as from September 11, 2019, the settlement of futures transactions in regulated markets, “forwards”, options and any other type of derivatives entered into in the country, be made in pesos.

Likewise, access to the foreign exchange market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that accesses the local market through this mechanism must designate an authorized institution to operate in the foreign exchange market that will do the follow up the operation and will submit a sworn statement committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to Article 3.4 of the Exchange Regime, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

i.	Dividends must correspond to closed and audited balance sheets.

ii.	The total amount paid to non-resident shareholders shall not exceed the amount in pesos that correspond according to the distribution determined by the shareholders’ meeting.

iii.	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

iv.	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)

Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the foreign exchange market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the foreign exchange market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than thirty calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

(b)

Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the foreign exchange market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024 established in Article 2 of Decree No. 892/2020, (ii) the access to the foreign exchange market occurs no earlier than 2 years from the date of settlement in the foreign exchange market of the contribution that allows the framing in this section; and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(c)	It has a certification of increased exports of goods. In this case, the client must have a certification of increased exports of goods.

Cases that do not comply with the above conditions will require the prior approval of the BCRA to access the foreign exchange market for the purchase of foreign currency for the distribution of profits and dividends.

Other specific provisions

Swaps, arbitrage and securities transactions

Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.

(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds, when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Foreign currency transfers abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any month, provided that the individual submits a sworn statement stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the BCRA, up to the amount allowed for the use of cash under Articles 3.8. and 3.13 of the Exchange Regime.

(v)

Exchange and arbitrage transactions by non-resident individuals may be carried out without restrictions to the extent that the funds are credited to a tourist savings bank in accordance with the regulations on savings deposits, salary and special accounts.

(vi)

All other exchange and arbitrage operations may be carried out by customers without the prior approval of the BCRA to the extent that they would be permitted without such approval under other exchange regulations. This also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated item.

Securities transactions

According to CNV General Resolution No. 895/2021, sales of marketable securities with settlement in foreign currency and in foreign jurisdiction may be made, provided that a minimum holding period of 2 business days as from the date of its accreditation at the depositary agent is respected. With respect to sales of marketable securities with settlement in foreign currency and in local jurisdiction, the minimum holding period shall be 1 business day from the date of its crediting at the depositary agent. These minimum holding periods shall not apply in the case of purchases of marketable securities with settlement in foreign currency.

Likewise, transfers of marketable securities to foreign depositaries purchased with Argentine pesos must comply with a minimum holding period of 2 business days as from the date of deposit of such marketable securities, unless such accreditation results from a primary placement of marketable securities issued by the National Treasury or refers to Argentine shares and/or certificates of deposit (CEDEAR) traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

In addition, (i) the beneficiaries of refinancing provided for in Article 1.1.1 of the rules on “Financial Services within the Framework of the Sanitary Emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation; (ii) the beneficiaries of “Zero Rate Credits”, “Zero Rate Credits 2021”, “Zero Rate Credits Culture” or “Subsidized Rate Credits for Companies”, provided for in Articles 1.1.2 and 1.1.3 of the rules on “Financial Services within the Framework of the Sanitary Emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation; (iii) the beneficiaries of financing in pesos under Article 2 of Communication “A” 6,937, Articles 2 and 3 of Communication “A” 7, 006, as supplemented; until its total cancellation; (iv) the beneficiaries of Article 2 of Decree 319/2020 and complementary and regulatory rules, for the duration of the benefit with respect to the update of the value of the installment; and (v) the persons included in the Joint Resolution of the President of the Honorable Senate of the Nation and of the President of the Honorable Chamber of Deputies of the Nation No. 12/2020 of October 1, 2020; will be prevented from selling marketable securities issued by residents to be settled in foreign currency in Argentina or transferring such marketable securities to foreign depositories or exchanging marketable securities issued by residents for foreign assets or the acquisition in the country with settlement in pesos of marketable securities issued by non-residents.

By means of Resolutions No. 907/2021 and 911/2021, the CNV established a limit for entering into transactions, in the segment of concurrence of offers with “price-time priority” (“PPT”), for the purchase and sale of fixed-income marketable securities denominated and payable in U.S. dollars issued by the Argentine Republic under local law. In addition, it was established as a prerequisite to enter into transactions with marketable securities with settlement in foreign currency that no sales with settlement in foreign currency have been made, in the segment of concurrence of offers with priority price time, of marketable securities nominated and payable in U.S. dollars, issued by the Argentine Republic under local law, in the previous 30 days and to commit not to do so in the following 30 calendar days. However, these two resolutions were repealed on March 4, 2022, by CNV General Resolution No. 923/2022.

Special provisions for financing under the Plan GasAr

Article 3.5.5 states that to the extent that the BCRA’s prior conformity requirement is in effect for access to the foreign exchange market for the cancellation at maturity of principal and interest on foreign financial debt, this requirement shall not apply to the extent that all of the following conditions are met:

i.	The funds were used to finance projects within the framework of the Plan GasAr.

ii.	The funds have been deposited and settled by the foreign exchange market as of November 16, 2020.

iii.	The indebtedness has an average life of not less than 2 years.

Article 3.13.2 of the Exchange Regime establishes that entities may give access to the foreign exchange market without the prior approval of the BCRA, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled in the foreign exchange market as of November 16, 2020 provided that all of the following conditions are met:

i.	The entity has documentation evidencing the effective entry of the direct investment in the resident company.

ii.	The access occurs no earlier than two years from the date of settlement in the foreign exchange market of the transaction that meets the requirements to be included in this item.

iii.

In the case of capital reduction and/or refund of irrevocable contributions made by the local company, the institution has the documentation evidencing compliance with the pertinent legal mechanisms and has verified that the external liability in pesos generated as from the date of non-acceptance of the irrevocable contribution or the capital reduction, as the case may be, has been declared in the last filing due under the Relevance of External Assets and Liabilities.

In all cases, the institution must have the documentation that allows it to verify the authenticity of the transaction to be processed, that the funds were used to finance projects within the scope of said plan and compliance with the other requirements established in the Exchange Regime.

Special provisions for the Export Investment Promotion Regime established by Decree No. 234/2021

On April 7, 2021, Decree No. 234/2021 established a new Export Investment Promotion Regime (“Promotion Regime”), with the objective, among others, of increasing exports of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development will be the authorities for the application of the Promotion Regime.

The Promotion Regime covers investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the Promotion Regime do not apply to commodities such as wheat, corn, soybeans and biodiesel, among others. Although the regulatory entities may include and/or exclude activities from the Promotion Regime, the Decree establishes that vested rights will not be affected.

The requirements are as follows:

i.	Both legal entities and individuals, resident or non-resident, may apply.

ii.	Presentation of an “Export Investment Project” consisting of a minimum direct investment of US$ 100,000,000.

iii.	Comply with the terms and conditions of the projects submitted and approved by the regulators.

iv.

Individuals and legal entities whose representatives or directors have been convicted of certain crimes with prison sentences and/or disqualification for a specific period of time are not eligible to apply for the Promotion Regime, individuals and legal entities with overdue and unpaid tax or social security debts, individuals and legal entities with tax or social security debts, individuals and legal entities that have unpaid taxes, fees, fines or surcharges imposed on them by a final judicial or administrative decision in customs, exchange, tax or social security matters, and individuals that have unjustifiably failed to comply with their obligations in connection with other promotion schemes.

Once the relevant requirements have been verified, the application authority will approve the project and will issue an “Export Investment Certificate” for the purpose of accessing the benefits established by the Promotion Regime, which will have a term of 15 years.

Beneficiaries participating in the Export Promotion Regime may apply up to 20% of the foreign currency income obtained from exports related to the project to (i) the payment of principal and interest of financial or commercial debts with foreign countries, (ii) the payment of dividends, and (iii) the repatriation of direct investments of non-residents. However, this benefit may not exceed an annual maximum equivalent to 25% of the gross amount of foreign currency liquidated by such beneficiary through the foreign exchange market to finance the development of the project. In estimating the gross amount of foreign currency settled by the beneficiary in the foreign exchange market to finance the project, foreign currency flows from exports will not be taken into account.

In those cases, in which the projects included in the Promotion Regime contemplate investments in excess of US$ 500,000,000, the beneficiaries may opt to access an extended benefit for each year in which the benefit previously provided for has not been used.

In the case of projects involving investments between US$ 500,000,000 and US$ 1,000,000,000, for each year in which the benefit has not been used, they may enjoy, for 2 consecutive years, an amount of free application equivalent to double the percentage previously foreseen.

The calculation of the benefit will be made on the foreign exchange earned from exports related to the project during the year in which the extended benefit is used.

The amount of the free application benefit may not exceed an annual maximum equivalent to 40% of the gross amount of the foreign currency effectively entered by the beneficiary in the foreign exchange market to finance the development of the project, at the time of making use of the same.

The benefits of the Promotion Regime will cease (i) upon expiration of the term of use, (ii) in certain cases, when the beneficiary ceases to have the capacity to carry out the activity that is the reason for the investment project, as established in the applicable regime, or (iii) if the beneficiary fails to comply with its obligations under the Export Promotion Regime without justification.

Regime for Access to Foreign Currency for Incremental Petroleum Production (RADPIP)

On May 28, 2022, Decree No. 277/2022 (and its regulatory Decree No. 484/2022 of August 12, 2022) approved the Foreign Exchange Access Regime for the Incremental Production of Hydrocarbons with the purpose of promoting production in the hydrocarbons sector, generating incentives through the granting of foreign exchange access channels without prior authorization from the BCRA.

In this way, two regimes of access to the foreign exchange market were created to increase investments related to the production of crude petroleum and natural gas, which will be subordinated to a third regime for the promotion of employment, work and the development of suppliers in the regional and national hydrocarbons industry:

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State that are holders of hydrocarbon exploitation concessions granted by the National State, the Provinces or the City of Buenos Aires and that:

a)	Adhere to the RADPIP (they may present themselves or associate with duly registered third parties).

b)	Obtain incremental crude petroleum production.

c)	Comply with the regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry.

d)	In case of being beneficiaries thereof, comply with the obligations set forth in the Plan for the Promotion of Argentine Natural Gas Production (Decree No. 892/2020).

Baseline calculation: The Baseline will be the total crude petroleum accumulated by the beneficiary (including its subsidiaries or producing companies of the same economic group within the country), during 2021, in all the areas over which it holds a concession, according to the official data submitted to the Ministry of Energy as of May 28, 2022.

Incremental production calculation: Once the Baseline is obtained, the Annual Incremental Production and Quarterly Incremental Production data will be obtained:

a) Annual Incremental Production: Difference between the effective production of the last 12 months and the Baseline.

b) Quarterly Incremental Production: 1/4 of the Annual Incremental Production.

Incentives: The beneficiary will enjoy the benefits of RADPIGN on a percentage of its Incremental Injection on a quarterly basis. The base Incremental Injection Volume Benefit (“VIIB”) will be 30% of the Incremental Injection multiplied by the number of days in the quarter, which may be increased for different circumstances:

a)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.

b)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.

c)	By up to 2% if the incremental oil production is obtained from low productivity or previously inactive or closed wells, together with third party recovery companies.

d)	By up to 2% when the Annual Incremental Production is obtained by contracting at least 10% of the fracking services from Regional or National Companies.

e)

Up to 2% when the beneficiary increases its investment, or initiates a new investment process, in exploration and exploitation of oil in marginal areas or in areas with exclusive conventional production with productive decline. The investment must be of US$ 5,000,000 in a maximum term of 2 years once adhered to the RADPIP.

Access to the foreign exchange market: There will be access to the foreign exchange market for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months of the system as a whole), for the following destinations (net of export duties, incorporating premiums or discounts on the quality of crude oil, as regulated):

a) Payment of principal and interest on commercial or financial liabilities abroad, including liabilities with nonresident related companies.

b) Payment of profits and dividends corresponding to closed and audited balances.

c) Repatriation of direct investments of non-residents.

In addition, Communication “A” 7,626 (complementary to Decree No. 277/2022 and its regulatory Decree No. 484/2022), establishes that the client that has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas” may access the foreign exchange market for up to the amount of the certification to carry out:

a)	Principal payments of commercial debts for the importation of goods.

b)	Payments of principal of commercial debts for the importation of services.

c)	Payments of profits and dividends to non-resident shareholders to the extent that the requirements of Articles 3.4.1. to 3.4.3. are met.

d)	Principal payments of financial indebtedness with foreign countries whose creditor is a counterparty related to the debtor.

e)	Payments of capital of financial debts in foreign currency in the framework of refinancing of capital maturities of liabilities, up to December 31, 2023.

f)	Repatriations of direct investments of non-residents in companies that are not controlling companies of local financial institutions.

In all cases, compliance with the remaining general and specific requirements applicable to the transaction, by virtue of the exchange regulations in force, must be evidenced.

Also, pursuant to the provisions of Communication “A” 7,626, the beneficiaries must nominate a single local financial institution that will be responsible for issuing the “certifications for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/2022 and its regulatory Decree No. 484/2022)” and send them to the financial institution through which the client wishes to access the foreign exchange market.

Benefit transfer: benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Foreign Exchange Access Regime for Incremental Natural Gas Production (RADPIGN)

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State who are holders of hydrocarbon exploitation concessions granted by the National State, the Provinces or CABA and who:

a)	Adhere to the RADPIGN (they may apply or associate with duly registered third parties).

b)

Are awarded in compliance with base natural gas injection volumes over 365 days a year, in the auctions or price contests of the Plan for the Promotion of Argentine Natural Gas Production (Decree No. 892/2020).

c)	Obtain incremental injection levels with respect to the base injection line.

d)	Comply with the regime for the Promotion of Employment, Labor and the Development of Regional and National Suppliers of the Hydrocarbons Industry.

Injection Baseline calculation: The Injection Baseline will be the annual average daily injection volume of natural gas for the year 2021, with measurement approved by the Application Authority and ENARGAS, and effectively injected, including off system production, all from its own areas, including that of its subsidiaries or producing companies of the same economic group within the country.

Incremental Injection calculation: Once the Injection Baseline is obtained, the Incremental Injection data will be obtained, being the daily average excess, with respect to the Injection Baseline, of the volume of natural gas effectively injected by the beneficiary. The volume effectively injected will be the average daily injection of the last 12 preceding months.

Incentives: The beneficiary will enjoy the benefits of RADPIGN on a percentage of its Incremental Injection on a quarterly basis. The base Incremental Injection Volume Benefit (“VIIB”) will be 30% of the Incremental Injection multiplied by the number of days in the quarter, which may be increased due to different circumstances:

a)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.

b)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.

Access to the foreign exchange market: Access to the foreign exchange market will be granted for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following purposes:

a)	Payment of principal and interest on commercial or financial liabilities with foreign countries, including liabilities with non-resident related companies.

b)	Payment of profits and dividends corresponding to closed and audited balance sheets.

c)	Repatriation of direct investments of non-residents.

In addition, Communication “A” 7,626 (supplementary to Decree No. 277/2022 and its regulatory Decree No. 484/2022) regulates the requirements applicable for access to the foreign exchange market for those clients who have a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas”. See “— Regime for Access to Foreign Currency for Incremental Petroleum Production (RADPIP)” and “—Access to the foreign exchange market”.

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry (RPEPNIH)

In order to access and maintain the benefits of RADPIP and RADPIGN, the beneficiaries must simultaneously comply with the specific requirements of each regime to which they adhere, the principle of full and successive, regional and national use of the facilities in terms of employment and hiring of workers, and direct provision of services by SMEs (PyMEs) and regional companies and, in turn:

1.	They shall submit to the Ministry of Productive Development and the Energy Secretariat of the Ministry of Economy approval of their Regional and National Supplier Development Plans.
2.

They must comply with a scheme in which they will be granted the possibility of resigning or equalization of the best offer, with priority to the offers for the provision of goods and/or services of regional and national origin, when the price of the offers of national origin is equal or lower than those of non-national origin, increased by 10% when the national offers are of a Regional Supplier, and by 5% when they are of an extra-regional National Supplier.

BCRA reporting regimes

On December 28, 2017, the BCRA replaced the reporting regimes set forth in Communications “A” 3,602 and “A” 4,237 with Communication “A” 6,401 (and complementary Communication “A” 6,795), a unified regime applicable as of December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities and individuals) that have foreign debts (both financial and otherwise) outstanding or that have been cancelled within a given quarter, must report quarterly to the BCRA their holdings abroad of shares and other equity interests, non-negotiable and negotiable debt securities, financial derivatives and real estate. If their balance of assets and liabilities abroad equals or exceeds US$ 50,000,000 at the end of the year, they must also make an annual filing. In all cases, these reports qualify as “sworn statements” for exchange control purposes.

Access to the foreign exchange market for the repayment of external financial indebtedness and other transactions is conditioned to the debtor’s compliance with the Relevance of External Assets and Liabilities. See “—Specific provisions on access to the foreign exchange market - External financial indebtedness”.

Advances on foreign exchange transactions

Entities authorized to operate with foreign currency must provide the BCRA, at the end of each business day and two business days in advance, information on outgoing transactions through the foreign exchange market for daily amounts equal to or greater than the equivalent of US$ 10,000. Customers must inform financial institutions sufficiently in advance to enable them to comply with the requirements of this information regime and, consequently, to the extent that other requirements set forth in the foreign exchange regulations are simultaneously complied with, they may process the exchange transactions.

BCRA reporting requirement

On November 12, 2020, the BCRA notified YPF an Information Requirement No. 383/REXB/002/2020, requesting YPF to submit evidence of compliance with the Company’s obligation under BCRA regulations to transfer and sell in the Argentine foreign exchange market the export proceeds related to 772 shipping permits implemented since September 2019, for a total amount of US$ 246 million. On April 15, 2021, the BCRA notified YPF of a new Information Requirement No. 383/EXB/005/2021 requesting YPF to submit evidence of the Company’s compliance with its obligation under BCRA regulations to transfer and sell in the Argentine foreign exchange market export revenues related to 101 shipping permits, for the total amount of US$ 53 million. On September 12, 2022, the BCRA notified YPF of a new Information Request No. 383/2124/2022 inquiring YPF to submit evidence of the customs entry record of payments for imports of goods due on July 31, 2022, related to 12 shipping permits, for a total amount of US$ 35,000,000 and 9,000 Euros.

YPF has submitted responses to the information requests. Some of these export permits are related to fuel supplies on board foreign flag aircraft, which were invoiced to Argentine airlines or Argentine branches of foreign airlines and were collected by YPF in pesos or dollars in a local account and, therefore, YPF did not receive any foreign currency that had to be transferred and sold in the Argentine foreign exchange market. As of the date of this annual report, the BCRA has not opened an investigation (summary) for a violation of the Foreign Exchange Criminal Law No. 19,359 in connection with the information requests nor have we received any further information regarding our responses. In the event that the BCRA initiates any such investigation, the Company will defend itself in accordance with applicable legal procedures and available defenses.

Foreign Exchange Market Criminal Regime

The Exchange Regime establishes that operations that do not comply with the exchange regulations established by this body of law will be subject to the Argentine Criminal Exchange Regime (Law No. 19,359 and amendments). For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website http://www.infoleg.gob.ar or on the BCRA’s website https://www.bcra.gob.ar, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein. See “—Exchange rates “.

Taxation

Argentine tax considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class D shares or ADSs in each tax as it relates to their particular situation.

Income tax

Taxation on dividends

No Argentine income tax withholding would apply to dividends paid on our Class D shares or ADSs originated in profits obtained during tax periods beginning up to December 31, 2017, whether in cash, property or other equity securities, except for the application of the equalization tax. The equalization tax is applicable for dividends paid in excess of our “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Argentine Income Tax Law (“Income Tax Law”), the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The equalization tax would be imposed at a rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (“acciones liberadas”) rather than in cash. If applicable, the Company withholds this tax.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018 on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding as a single and definitive payment on the amount of such dividends (“dividend tax”). However, if dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no dividend tax would apply.

In addition, equalization tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

Taxation on capital gains

According to income tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine entities derived from the sale, exchange or other disposition of shares of Argentine entities are subject to income tax on the net income at a progressive tax rate system. Law No. 27,630, published in June 2021, introduced for tax periods initiated from January 1, 2021 and onwards, a progressive tax rate system between 25% and 35% applicable according to the taxpayer’s net accumulated taxable income. The progressive rates applicable for fiscal year 2022 are the following:

Accumulated net taxable income
More than	To	Shall pay	Plus %	On the amount exceeding
Ps. 0	Ps. 7,604,948.57	Ps. 0	25%	Ps. 0
Ps. 7,604,948.57	Ps. 76,049,485.68	Ps. 1,901,237.14	30%	Ps. 7,604,948.57
Ps. 76,049,485.68	Onwards	Ps. 22,434,592.28	35%	Ps. 76,049,485.68

The amounts stated in the chart above are annually updated since January 1, 2022 based on the CPI inflation index rate published by the INDEC.

Losses arising from the sale of shares and ADSs can only be offset against income derived from the same type and source of operations (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Article 34 of the Solidarity Law, provides that since tax period 2020, in the case of securities under the provisions of Article 98 of the Income Tax Law, not included in the first paragraph of Article 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Article 109 of the Income Tax Law. In this sense, Article 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal states or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to capital gains tax at a 15% rate on net income (calculated in Argentine pesos). The acquisition cost may be updated pursuant to the CPI inflationary index rate published by the INDEC to the extent the equity participation was acquired after January 1, 2018.

If Argentine resident individuals and undivided estates perform a conversion procedure of securities representing shares, that do not fall in the exemption cases mentioned in points (i), (ii) and/or (iii) of the paragraph above, to hold instead the underlying shares to which the exemption is applicable, such conversion would be considered a taxable transfer of the securities representing shares at their fair market value by the time the conversion takes place. The same tax treatment will apply if the conversion process involves shares to which the exemption is not applicable that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and/or (iii) of the paragraph above are met. Pursuant to amendments introduced by the Solidarity Law, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“foreign beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the foreign beneficiaries reside in a “cooperative jurisdiction” (as defined in “—Incoming funds arising from non-cooperative or low or nil tax jurisdictions”) and, in accordance with Article 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions”.

In addition, Law No. 27,430 stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by foreign beneficiaries that reside in a “cooperative jurisdiction” and, in accordance with Article 90 of the regulatory decree of the Income Tax Law, their funds come from “cooperative jurisdictions”, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case foreign beneficiaries conduct a conversion process of shares to which the exemption is not applicable, into securities representing shares that are exempt from income tax, such conversion would be considered a taxable transfer of shares at their fair market value by the time the conversion takes place.

In case the exemption is not applicable and the foreign beneficiaries are resident in a “cooperative jurisdiction” and their funds were channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

The tax rate applicable to foreign beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency for the sales of shares and/or ADSs amounts to 35%. The presumed net basis on which the 35% rate should apply is assessed at 90% (being the effective rate 31.5% on the gross sale price). AFIP General Resolution No. 4,227/2018 provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Article 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Article 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Personal assets tax

Since tax period 2019, Argentine individuals and undivided estates, foreign individuals and undivided estates and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine entities, held at December 31 of each year. The Solidarity Law changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Article 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence”. This tax is levied on the Argentine issuers of such shares, such as the Company, which must pay this tax in substitution of the relevant shareholders and is based on the proportional net worth value (“valor patrimonial proporcional”) of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Argentine Personal Assets Tax Law (“Personal Assets Tax Law”), we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Under current regulations it is not clear which is the tax treatment applicable for Argentine resident individuals that are holders of securities representing shares of Argentine shares (such as the ADSs), and how the personal assets tax should be estimated in those cases.

Tax on debits and credits in bank accounts (“TDC”)

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased or an increased rate may apply.

Decree No. 409/2018 established that the account holder may use up to 33% of the tax paid in respect of credits and debits as a credit against other specific federal taxes. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that the 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and a 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium -stage 1-” by means of Article 1 of Law No. 25,300 and its complementary ones.

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

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the tax authority (AFIP and/or DGI) in accordance with AFIP General Resolution No. 3,900/2016.

According to Decree No. 796/2021, the TDC exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.

Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

By means of Law No. 27,702, published in the Official Gazette of Argentine on November 20, 2022, those taxes whose validity expired on December 31, 2022 were extended until December 31, 2027: Income Tax, Personal assets tax and TDC.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Tax for an Inclusive and Caring Argentina (“Impuesto Para una Argentina Inclusiva y Solidaria” “PAIS”)

On an emergency basis and for the term of five fiscal periods since the entry into force of the Solidarity Law, the Argentine government imposed a federal tax applicable to the purchase of foreign currency and other foreign exchange operations carried out by Argentine residents (individuals or entities). The applicable rate is, in general, 30%. Holders of the New Secured 2026 Notes should consider the provisions that apply to them according to their specific case.

In addition, AFIP General Resolution No. 4,815/2020, amended by AFIP General Resolution No. 5,232/2022, established on the operations subject to said tax and for the taxpayers defined in Article 36 of the Solidarity Law that qualify as Argentine residents in the terms of Income Tax Law, the application of a collection that varies depending on the operations carried out, resulting in the application of the rate of 35% for those detailed in subsection a) of Article 39, or 45% for the assumptions listed in subsections b), c), d) and e) of Article 39, of the Solidarity Law, from the amounts in Argentine pesos of such operations. The amounts collected by the tax authority will be considered payments on account of the personal assets tax or the income tax depending on the situation of the subject.

Stamp tax

This tax is an Argentine provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

Stamp tax may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Gross turnover tax

This tax is an Argentine provincial tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

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

Regimes for the collection of provincial tax revenues on the amounts credited to bank accounts

Different Argentine tax authorities have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class D shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

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

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class D shares and ADSs in the Argentine federal courts or the courts sitting in the City of Buenos Aires, a court tax (in general at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before provincial courts.

Other taxes

Subject to the discussion above regarding state and gift taxes, there are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs. Incoming funds arising from non-cooperative or low or nil tax jurisdictions

According to Article 82 of Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Article 19 and Article 20 of the Income Tax Law.

As defined under Article 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine government has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above.

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Article 73 of the Income Tax Law.

Pursuant to Article 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Article 20 of the Income Tax Law, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime. According to the legal presumption under Article 18.2 of Law No. 11,683, as amended, incoming funds from low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes: (i) income tax would be assessed at 110% of the amount of funds transferred; and (ii) value added tax would be assessed at 110% of the amount of funds transferred.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third-party in such jurisdiction, or that such funds have been previously declared.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, China, Japan, Luxemburg and Turkey have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. However, since January 2021 an international administrative agreement for the exchange of information between the Argentine tax administration (“AFIP”) and the United States tax administration (Internal Revenue Service, “IRS”), has been in force.

It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

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

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all the tax consequences that may be relevant to holders, subject to special rules, such as:

●	Certain financial institutions.

●	Insurance companies.

●	Dealers and traders in securities or financial instruments, who use a mark-to-market method of tax accounting.

●

Persons holding Class D shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the Class D shares or ADSs.

●	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

●	Entities classified as partnerships for U.S. federal income tax purposes (or partners therein).

●	Persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

●	Persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States.

●	Tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”.

●	Persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our stock by vote or value.

This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class D shares or ADSs.

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

Taxation of distributions

Subject to the discussion of the PFIC rules below (see “—Passive foreign investment company rules”), distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding PFIC rules, dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders are taxable at a reduced rate if they are “qualified dividend income”. Dividends paid on the Class D shares or ADSs will be treated as qualified dividend income if (i) the Class D shares or ADSs are readily tradable on an established securities marked in the United States, (ii) the U.S. Holder meets the holding period requirement for the Class D shares or ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. Additionally, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years. Because the Class D shares are not themselves listed on a U.S. exchange, dividends received with respect to Class D shares that are not represented by ADSs may not be treated as qualified dividends. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and may not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and, in the case of ADSs, subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes, if any, withheld from dividends on Class D shares or ADSs may be creditable against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. The application of these requirements to the Argentine tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Amounts paid on account of the Argentine personal assets tax may not be eligible for credit against your U.S. federal income tax liability. You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

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

If Argentine income tax is withheld on the sale or other taxable disposition of Class D shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of such tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of Class D shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Argentine tax imposed on the sale, exchange or other taxable disposition of Class D shares or ADSs by a U.S. Holder generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Class D shares and ADSs.

Passive foreign investment company rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2022 and do not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of Class D shares or ADSs). Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). You should consult your tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

Access to public information

Court decision on Chevron - YPF’s Project Investment Agreement

On November 10, 2015, the Argentine Supreme Court of Justice reversed the first and second instance decisions in the claim stated by Rubén Héctor Giustinani, against YPF and ordered us to furnish information regarding the Project Investment Agreement (“PIA”) we entered into with Chevron on July 16, 2013, based on the requirements of Decree No. 1,172/2003, which regulates access to information considered public. The PIA aims to develop hydrocarbon resources in Argentina. In compliance with the decision, a full copy of the PIA was delivered to the court on September 22, 2016.

YPF S.A. had stated that the PIA was entered into under the Argentine General Corporations Law and that the confidentiality of the terms thereof was intended to safeguard geological, commercial and financial information, which was of strategic value to both parties to the PIA.

Public disclosure of confidential information could place us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we pursued all avenues to preserve its confidentiality. We have stated before the courts that we intend to comply with the requirements of aforementioned Decree No. 1,172/2003 while preserving our right to keep certain industrial, commercial, financial and technical matters confidential, as provided by the Decree.

Delivery of the PIA does not imply YPF S.A.’s waiver of rights in the event that any other confidential information and/or documents of YPF S.A. are required to be disclosed in the future.

Law 27,275 - Access to public information

On September 29, 2016, Law No. 27,275 was published in the Official Gazette to guarantee the effective exercise of the right to access public information, to promote citizen participation and transparency in the public management. The Law provides for a specific exception for companies that are authorized to make public offerings of their securities, which is applicable to YPF S.A.

Documents on display

Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. All of the SEC filings made electronically by YPF are available to the public on the SEC’s website at http://www.sec.gov.

ITEM 11.	Quantitative and qualitative disclosures about market risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2022, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not use derivative financial instruments for speculative purposes. For detailed information regarding our outstanding derivatives as of December 31, 2022, see Note 2.b.17) to the Audited Consolidated Financial Statements.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key information—Risk factors”.

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the YPF S.A.’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF S.A.’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency.

See Note 2.b.1 and Note 4 to the Audited Consolidated Financial Statements, “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” and “Item 10. Additional information—Exchange rates.

Interest rate exposure

For information about our assets and liabilities as of December 31, 2022 that may be sensitive to changes in interest rates, see Note 4 and Note 21 to the Audited Consolidated Financial Statements. Additionally, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”.

	2022
	Expected Maturity Date
	Less than 1	1 – 2	2 – 3	3 – 4	4 – 5	More than 5	Total	Fair
	year	years	years	years	years	years		Value

	(in million of dollars)
Assets
Fixed rate
Financial assets	362	201	-	-	-	-	563	563
Interest rate	1.00% - 5.00%	0.40% - 3.00%
Variable rate
Financial assets	1	-	-	-	-	-	1	1
Interest rate	BADLAR(1) +6%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	713	697	1,416	334	1,088	2,082	6,330	5,212
Interest rate	2% - 9%	3.5% - 9%	8.5% - 9%	5.75% - 9%	5.75% - 9%	5.75% - 10%
Other debt	139(2)	-	-	-	-	-	139	139
Interest rate	5.00%-15.24%
Variable rate
YPF’s Negotiable Obligations	5	1	-	-	-	-	6	4
Interest rate	BADLAR(1) +0%-0.1%	BADLAR(1) +0%-0.1%
Other debt	151	276	8	4	1	-	440	440
Interest rate	LIBOR +1.5%-8.5% / SOFR +1.15%-7.05% / BADLAR(1) +5.00%-7.5% / CDI +2.75%-6.00%	LIBOR +1.5%-8.5% / SOFR +7.05% / BADLAR(1) +5.00%-7.5% / CDI +2.75%-5.6%	LIBOR +1.5%-8.5% / BADLAR(1) +7.5% / CDI +5.6%	LIBOR +1.5%-5.77% / CDI +5.6%	LIBOR +5.77%

(1)	It is the average reference interest rate that banks pay for deposits over one million pesos.
(2)	Includes 71 of account overdraft with an interest rate between 69.50% and 72.00%.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. For further information see Note 4 to the Audited Consolidated Financial Statements. For information on our natural gas delivery commitments as of December 31, 2022, see “Item 4. Information on the Company—Business organization—Gas and Power—Natural gas delivery commitments and supply contracts” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.

ITEM 12.	Description of securities other than equity securities

American Depositary Shares

Our ADSs are listed on the NYSE under the symbol “YPF”. The Bank of New York Mellon is the Depositary. Each ADS represents one Class D share.

The Depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADRs holders. In 2022, the Depositary made payments totaling US$ 2,312,416 to YPF for ADR program related expenses.

In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the Depositary. Where the Depositary converts currency itself or through any of its affiliates, the Depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the exchange rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable exchange rate that could be obtained at the time or that the method by which that exchange rate will be determined will be the most favorable to ADRs holders, subject to the Depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the Depositary is available upon request.

Where the custodian converts currency, the custodian has no obligation to obtain the most favorable exchange rate that could be obtained at the time or to ensure that the method by which that exchange rate will be determined will be the most favorable to ADRs holders, and the Depositary makes no representation that the exchange rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the exchange rate. In certain instances, the Depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at an exchange rate that was obtained or determined by us and, in such cases, the Depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the exchange rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the exchange rate.

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADRs holders any proceeds, or send to ADRs holders any property, remaining after it has paid the taxes.

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADRs as of the date of this annual report:

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

Conclusion regarding the effectiveness of disclosure controls and procedures

As of December 31, 2022, YPF, under the supervision and with the participation of the management, including our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the CEO and the CFO concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2022, in ensuring that information required to be disclosed in reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

YPF’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

(i)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.

(ii)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of YPF’s management and directors.

(iii)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of YPF’s management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages of this annual report.

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

Our Board of Directors, at its meeting held on April 29, 2022, determined that Mr. Demian Tupac Panigo is the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Panigo possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Panigo is an independent director according to the CNV Rules.

ITEM 16B.	Code of Ethics

The Code of Ethics and Conduct (“CDEyC”) of YPF is a fundamental pillar of the Compliance Program. It establishes the Company’s integrity standards, based on corporate ethical values essential for the maintenance of an economically viable and sustainable long-term business. The CDEyC is aligned with current legislation and market best practices.

Its content includes principles and rules to guide employees and those third parties who carry out activities with the Company or by name, interest, and account thereof. It highlights what are the individual and collective responsibilities, what is acceptable and not acceptable within the organization, with a strong focus on YPF’s policy of zero tolerance for corruption and bribery.

The CDEyC is applicable to employees and directors of YPF S.A. as well as to YPF’s subsidiaries, wholly-owned companies, its respective contractors, subcontractors, suppliers, consultants and other business partners and their respective members who carry out business with the Company, whether directly or on its behalf, interest and on its account.

The CDEyC also details the available channels to both employees and third parties to report breaches to the code, including an ethics hotline to receive complaints regarding possible violations to the CDEyC. This code expressly states the Company’s no retaliation policy and protection for whoever makes a good faith complaint, and the establishment of an Ethics Committee together with the role of the Chief Compliance Officer (“CCO”).

The CDEyC also includes a policy on prohibited periods for trading YPF securities when conducting stock transactions, among other requirements. The policy applies to officers and those others to whom the CDEyC is applicable to.

Since August 15, 2003, we have not waived compliance with the CDEyC, and it was not amended during 2022.

A copy of the CDEyC can be found at the YPF’s web page in English and Spanish, at www.ypf.com/english/Compliance/Paginas/Compliance.aspx, or it can be requested by any person without charge in writing by telephone or e-mail from us at the following address:

YPF S.A.

Investor Relations office

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (+5411) 5441-1215

E-mail:inversoresypf@ypf.com

Ethics Committee

The Board of Directors created the Ethics Committee to oversee the Company’s policy so that we achieve the highest standards of quality with regard to the principles and values we promote. As of the date of this annual report, the Ethics Committee´s composition is as follows: the Internal Auditor (Javier Fevre), the Legal Affairs Corporate Vice President (Germán Fernández Lahore), the People and Culture Vice President (Florencia Tiscornia), the CCO (María de las Mercedes Archimbal) and the Services Vice President (Mauricio Martin). This composition is meant to ensure the decision-making process is both fair and comprehensive. The Ethics Committee is organized through a committee’s charter.

In addition to the members of our senior management and members of the Disclosure Committee whose outside business interests and experiences were described above, we include the following:

Maria de las Mercedes Archimbal

Born: October 29, 1982.

Current position: CCO since May 2021.

Other current activities: None.

Shares in YPF: None.

Experience: Ms. Archimbal held various positions in the public and private sector related to government control & accountability, public policies, corporate governance, ethics & transparency and integrity between 2006 and 2020. She is fellow of the International Visitor Leadership Program (“IVLP”) of the US Department of State on Government Oversight and Transparency.

She has participated as a speaker and moderator in different national and international panels on compliance, transparency, integrity and ethics, accountability and public policies. She is also the author of various articles on these topics.

Since May 2021, she holds the position of CCO at YPF.S.A. She is a member of the Diversity Committee of YPF S.A. and chairs the Company’s Domestic Violence Subcommittee. She chairs the Compliance Commission of the Argentine Institute for Oil & Gas and has been appointed as Corporate Counsel Forum Liaison Officer of the Compliance Subcommittee of the Anticorruption Committee of the International Bar Association to serve until December 2024.

Education: Lawyer from Universidad Católica Argentina, MA in International Relations and Negotiations from Universidad de San Andrés and Facultad Latinoamericana de Ciencias Sociales (FLACSO), MA in International Economic Relations from Universidad de Barcelona; MA in Administration and Public Policy from Universidad de San Andrés. She holds a postgraduate diploma in Oil and Gas from Universidad Austral. She is certified as Leadership Professional in Ethics & Compliance by the Ethics & Compliance Initiative. She holds a certificate in Corporate Sustainability from Yale University.

Family relations: No family relations to members of the board or senior management.

ITEM 16	C. Principal accountant fees and services

The following table provides information on the aggregate fees billed in thousands Argentine pesos, by our certifying accountant, Deloitte & Co. S.A. and subsidiaries by type of service rendered for the periods indicated.

	2022		2021
Services rendered	Fees	Expenses	Fees	Expenses
Audit fees	541,879	241	268,748	454
Audit-related fees (1)	4,322	-	4,541	-
Tax fees	3,835	-	2,481	-
All other fees	111,697	-	84,899	-

	661,733	241	360,669	454

(1)

Includes mainly accounting certifications, special purpose reports, and other assurance reports provided by auditors to be presented to regulatory agencies and bodies, financial institutions and others.

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

Services approved by the Chairman of the Audit Committee as set forth above must be ratified at the next plenary meeting of the Audit Committee. All services described in the table above were approved by our Audit Committee.

With respect to “Tax fees”, the amounts correspond mainly to services related to tax compliance and advice for certain subsidiaries.

In relation to the amount of “All Other Fees”, (i) for 2022, it includes services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and risk management and GRC solutions, and, to a lesser extent, services related to methodological assistance over YPF´s Talent Projects and technical assistance over human rights risk analysis, Company’s sustainability report, services related to information security compliance with Payment Card Industry (“PCI”) and courses to subsidiaries, and (ii) for 2021, it includes services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to information security compliance with PCI requirements, methodological assistance over YPF´s Talent Projects and the Company’s sustainability report.

ITEM 16D.	Exemptions from the listing standards for Audit Committee

None.

ITEM 16E.	Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares (or units) purchased		Average price paid per share (or units) (1)		Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or Peso value) of shares (or units) that may yet be purchased under the plans or programs (2)

2022	ADS	Common shares	ADS (in US$)	Common shares (in Ps.)		Common shares

January 2022	-	-	-	-	-	-
February 2022	-	-	-	-	-	-
March 2022	-	-	-	-	-	-
April 2022	-	-	-	-	-	-
May 2022	-	-	-	-	-	-
June 2022	-	-	-	-	-	-
July 2022	-	-	-	-	-	-
August 2022	-	-	-	-	-	-
September 2022 (from 09/19 to 09/30)	-	413,500	-	2,044.52	413,500	For up to Ps. 3,923 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock
October 2022 (from 10/03 to 10/31)	-	1,226,300	-	2,261.32	1,226,300	For up to Ps. 1,150 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock
November 2022 (from 11/01 to 11/02)	-	248,998	-	2,485.59	248,998	For up to Ps. 531 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock
December 2022	-	-	-	-	-	-

(1)	The average prices paid per share include commissions.
(2)

The Board of Directors, at its meeting held on September 15, 2022, approved the terms and conditions for the acquisition of shares issued by YPF S.A. in an amount of up to Ps. 4,768 million in accordance with Article 64 of the Capital Markets Law and the CNV rules, for the purposes of granting share-based compensation plans to our employees. The purchase program was publicly announced, filed with the CNV and furnished to the SEC on Form 6-K on September 15, 2022. There were no purchases made by us other than pursuant to this publicly announced purchase program. The purchase program authorized YPF to purchase its shares on the BASE and its ADSs on the NYSE up to an amount of 10% of the capital stock of YPF, pursuant to applicable regulations. The purchase program was authorized in an amount of up to Ps. 2,975.40 per share on the BASE or US$ 10.5 per ADS on the NYSE. All purchases of shares by YPF were made on the BASE. On November 3, 2022, YPF S.A. announced that the purchase program concluded on such date. There were no other purchase programs in place or that expired during 2022. See Notes 2.b.10.iii and 37 to the Audited Consolidated Financial Statements.

ITEM 16F.	Change in registrant’s certifying accountant

During the years ended December 31, 2022, 2021 and 2020 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate governance

See “Item 6. Directors, Senior Management and Employees—Compliance with the NYSE Listing Standards on Corporate Governance”.

ITEM 16H.	Mine Safety Disclosure

None.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Non applicable.

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this annual report:

●	Reports of Independent Registered Public Accounting Firm
●	Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish version) *
1.2	By-laws (Estatutos) of YPF S.A. as amended (English version) *
2(d)	Description of securities other than equity securities
11.1	Code of Ethics **
12.1	Section 302 Certification by CEO
12.2	Section 302 Certification by CFO
13	Section 906 Certification
15.1	Consent of DeGolyer and MacNaughton
15.2	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2022, dated February 09, 2023.
101	Interactive data files
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to YPF’s 2021 annual report on Form 20-F filed on April 20, 2022.
**	Incorporated by reference to YPF’s 2019 annual report on Form 20-F filed on April 24, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Alejandro Daniel Lew
Name: Alejandro Daniel Lew

Title: Chief Financial Officer

Dated: April 11, 2023

YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and shareholders of YPF SOCIEDAD ANONIMA
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2022, 2021, and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in

Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in

Internal Control — Integrated Framework (2013)
 issued by COSO.
Change in Presentation Currency
As discussed in Note 2.b.1 of significant accounting policies to the consolidated financial statements, effective 2022, the Company changed the presentation currency from Argentine Peso to U.S. Dollar, and has applied this change retrospectively for all periods presented.
Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control appearing under item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

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
Impairment of Property, Plant and Equipment (PP&E) — Gas Neuquina Basin cash generating unit (CGU) — Refer to Notes 2.b.8), 2.b.9), 2.c) and 8) to the financial statements
Critical Audit Matter Description
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
As of December 31, 2022, the book value of the net assets of Gas – Neuquina Basin CGU was U.S. Dollar 2,585 million and approximates its recoverable value. During the year ended December 31, 2022, the Company did not recognize any increase or reversal of impairment charges.
Given the significant judgments made by management to estimate the recoverable amount of the Natural Gas – Neuquina Basin CGU, which could result in an adjustment to the provision for impairment, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to crude oil and natural gas reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the Natural Gas – Neuquina Basin CGU for impairment included, among others:
●
      We tested the effectiveness of controls over the evaluation of PP&E for impairment, including those over the indicators of impairment, the crude oil and natural gas reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate.

3

●
      Evaluated the Company’s independent reserves auditor by (1) Examining reports and assessing their scope of work and findings and (2) Assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.
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
March 9, 2023
We have served as the Company’s auditor since 2002.

4

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020
CONTENT

F - 1
YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IGJ	City of Buenos Aires’s Public Registry of Commerce (Inspección General de Justicia)
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IWPI	Internal Wholesale Price Index published by INDEC
JO	Joint operation
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	Argentine General Corporations Law (Ley General de Sociedades) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint Venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint Venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint Venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Sustentator	Joint Venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States dollars
US$/Bbl	Dollar per barrel
UVA	Unit of Value (Unidad de Valor Adquisitivo)
VAT	Value Added Tax
WI	Working interest
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

F - 2
YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

LEGAL INFORMATION
Legal address
Macacha Güemes 515 - City of Buenos Aires, Argentina.
Fiscal year
No.46 beginning on January 1, 2022.
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
Filing with the Public Registry
Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A of Sociedades Anónimas, with the Public Registry of City of Buenos Aires, in charge of the IGJ; and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A of Sociedades Anónimas, with the above mentioned Registry.
Duration of the Company
Through June 15, 2093.
Last amendment to the Bylaws
April 30, 2021 registered with the IGJ on August 5, 2021 under No. 12,049, Book 103 of Corporations.
Capital structure
393,312,793 shares of common stock, $10 par value and 1 vote per share.
Subscribed, paid-in and authorized for stock exchange listing (in pesos)
3,933,127,930.

PABLO GERARDO GONZÁLEZ
President

F - 3
YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022, 2021 AND 2020 (Amounts expressed in millions of United States dollars)

	Notes	2022	2021	2020
ASSETS
Non-current assets
Intangible assets	7	384	419	465
Property, plant and equipment	8	17,510	16,003	16,413
Right-of-use assets	9	541	519	524
Investments in associates and joint ventures	10	1,905	1,529	1,274
Deferred income tax assets, net	17	17	19	33
Other receivables	12	205	190	175
Trade receivables	13	6	43	101
Investment in financial assets	14	201	25	-

Total non-current assets		20,769	18,747	18,985

Current assets
Assets held for disposal		-	1	6
Inventories	11	1,738	1,500	1,191
Contract assets	24	1	13	10
Other receivables	12	808	616	409
Trade receivables	13	1,504	1,305	1,287
Investment in financial assets	14	319	497	344
Cash and cash equivalents	15	773	611	650

Total current assets		5,143	4,543	3,897

TOTAL ASSETS		25,912	23,290	22,882

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,507	4,535	4,532
Retained earnings		5,947	3,649	3,525

Shareholders’ equity attributable to shareholders of the parent company		10,454	8,184	8,057

Non-controlling interest		98	80	74

TOTAL SHAREHOLDERS’ EQUITY		10,552	8,264	8,131

LIABILITIES
Non-current liabilities
Provisions	16	2,571	2,519	2,219
Deferred income tax liabilities, net	17	1,733	1,805	1,423
Income tax liability	17	26	29	42
Taxes payable	18	1	2	3
Salaries and social security	19	1	32	46
Lease liabilities	20	272	276	288
Loans	21	5,948	6,534	6,277
Other liabilities	22	19	9	35
Accounts payable	23	6	9	8

Total non-current liabilities		10,577	11,215	10,341

Current liabilities
Provisions	16	199	188	73
Contract liabilities	24	77	130	81
Income tax liability	17	27	13	9
Taxes payable	18	173	143	188
Salaries and social security	19	297	229	178
Lease liabilities	20	294	266	263
Loans	21	1,140	845	1,793
Other liabilities	22	12	34	108
Accounts payable	23	2,564	1,963	1,717

Total current liabilities		4,783	3,811	4,410

TOTAL LIABILITIES		15,360	15,026	14,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,912	23,290	22,882

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ
President

F - 4
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

	Notes	2022	2021	2020
Net income

Revenues	24	18,757	13,682	9,690
Costs	25	(13,684)	(10,629)	(8,663)

Gross profit		5,073	3,053	1,027

Selling expenses	26	(1,896)	(1,507)	(1,324)
Administrative expenses	26	(657)	(470)	(467)
Exploration expenses	26	(65)	(30)	(80)
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	7-8	(123)	(115)	(53)
Other net operating results	27	150	(232)	93

Operating profit / (loss)		2,482	699	(804)

Income from equity interests in associates and joint ventures	10	446	287	188

Financial income	28	2,188	904	1,492
Financial costs	28	(2,315)	(1,408)	(1,966)
Other financial results	28	255	233	253

Net financial results	28	128	(271)	(221)

Net profit / (loss) before income tax		3,056	715	(837)

Income tax	17	(822)	(699)	(184)

Net profit / (loss) for the year		2,234	16	(1,021)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(194)	(62)	(111)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		276	177	96

Other comprehensive income for the year		82	115	(15)

Total comprehensive income for the year		2,316	131	(1,036)

Net profit / (loss) for the year attributable to:
Shareholders of the parent company		2,228	26	(1,004)
Non-controlling interest		6	(10)	(17)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		70	98	(13)
Non-controlling interest		12	17	(2)
Total comprehensive income for the year attributable to:
Shareholders of the parent company		2,298	124	(1,017)
Non-controlling interest		18	7	(19)
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	5.67	0.07	(2.56)

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).
Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ
President

F - 5
YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Amounts expressed in millions of United States dollars)

	2022
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	2	5	(5)	(38)	640	4,535
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Repurchase of treasury shares	(19)	19	-	(28)	-	-	(28)
Settlement of share-based benefit plans (2)	3	(3)	(5)	3	-	-	(2)
As decided by the Shareholders’ Meeting on April 29, 2022: (4)
- Absorption of accumulated losses	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,915	18	2	(30)	(38)	640	4,507

	Retained earnings								Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses		Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(564)		3,426		8,184	80	8,264
Accrual of share-based benefit plans (3)	-	-	-	-	-		-		2	-	2
Repurchase of treasury shares	-	-	-	-	-		-		(28)	-	(28)
Settlement of share-based benefit plans (2)	-	-	-	-	-		-		(2)	-	(2)
As decided by the Shareholders’ Meeting on April 29, 2022: (4)
- Absorption of accumulated losses	-	-	-	-	-		-		-	-	-
Other comprehensive income	-	-	-	-	70		-		70	12	82
Net profit	-	-	-	-	-		2,228		2,228	6	2,234

Balance at the end of the fiscal year	787	-	-	-	(494)	(1)	5,654	(5)	10,454	98	10,552

(1)
Includes (1,431) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 937 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	The disposition of Shareholders’ Meeting is made based on the Company’s financial statements in pesos (the Argentine legal currency).
(5)	Includes 68 restricted to the distribution of unallocated retained earnings and losses (see Note 2.b.16)).

PABLO GERARDO GONZÁLEZ
President

F - 6
YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (cont.) (Amounts expressed in millions of United States dollars)

	2021
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	7	(4)	7	(44)	640	4,532
Accrual of share-based benefit plans (3)	-	-	6	-	-	-	6
Settlement of share-based benefit plans (2)	5	(5)	3	(12)	6	-	(3)
As decided by the Shareholders’ Meeting on April 30, 2021: (4)
- Reversal of reserves and absorption of accumulated losses	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit / (loss)	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,931	2	5	(5)	(38)	640	4,535

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	114	1,630	37	(662)		1,619	8,057	73	8,130
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	6	-	6
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(3)	-	(3)
As decided by the Shareholders’ Meeting on April 30, 2021: (4)
- Reversal of reserves and absorption of accumulated losses	-	(114)	(1,630)	(37)	-		1,781	-	-	-
Other comprehensive income	-	-	-	-	98		-	98	17	115
Net profit / (loss)	-	-	-	-	-		26	26	(10)	16

Balance at the end of the fiscal year	787	-	-	-	(564)	(1)	3,426	8,184	80	8,264

(1)
Includes (1,237) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 673 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	The disposition of Shareholders’ Meeting is made based on the Company’s financial statements in pesos (the Argentine legal currency).

PABLO GERARDO GONZÁLEZ
President

F - 7
YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (cont.) (Amounts expressed in millions of United States dollars)

	2020
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	9	1	1	(43)	640	4,532
Accrual of share-based benefit plans (3)	-	-	7	-	-	-	7
Repurchase of treasury shares	(3)	3	-	(6)	-	-	(6)
Settlement of share-based benefit plans (2)	5	(5)	(12)	12	(1)	-	(1)
As decided by the Shareholders’ Meeting on April 30, 2020: (4)
- Reversal of reserves and absorption of accumulated losses	-	-	-	-	-	-	-
- Constitution of reserves	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,926	7	(4)	7	(44)	640	4,532

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	100	2,045	36	(649)		2,223	9,074	93	9,167
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	7	-	7
Repurchase of treasury shares	-	-	-	-	-		-	(6)	-	(6)
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(1)	-	(1)
As decided by the Shareholders’ Meeting on April 30, 2020: (4)
- Reversal of reserves and absorption of accumulated losses
- Constitution of reserves	-	14	(415)	1	-		400	-	-	-
Other comprehensive income	-	-	-	-	(13)		-	(13)	(2)	(15)
Net loss	-	-	-	-	-		(1,004)	(1,004)	(17)	(1,021)

Balance at the end of the fiscal year	787	114	1,630	37	(662)	(1)	1,619	8,057	74	8,131

(1)
Includes (1,175) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 513 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	The disposition of Shareholders’ Meeting is made based on the Company’s financial statements in pesos (the Argentine legal currency).
Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ
President

F - 8
YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Amounts expressed in millions of United States dollars)

	2022	2021	2020
Cash flows from operating activities
Net loss	2,234	16	(1,021)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(446)	(287)	(188)
Depreciation of property, plant and equipment	2,551	2,816	2,460
Amortization of intangible assets	43	51	48
Depreciation of right-of-use assets	214	201	254
Retirement of property, plant and equipment and intangible assets and consumption of materials	375	342	339
Charge on income tax	822	699	184
Net increase in provisions	139	510	396
Impairment / (Recovery) of property, plant and equipment and intangible assets, net	123	115	53
Effect of changes in exchange rates, interest and other	(73)	440	224
Share-based benefit plans	8	6	7
Other insurance income	-	(15)	(52)
Result from debt exchange	-	(21)	29
Result from financial instruments exchange	-	-	(18)
Result from sale of WI of areas	-	(21)	(192)
Result from sale of assets	-	(57)	-
Changes in assets and liabilities :
Trade receivables	(397)	117	414
Other receivables	(94)	(241)	89
Inventories	(232)	(303)	162
Accounts payable	600	(91)	(490)
Taxes payables	112	(33)	27
Salaries and social security	80	10	90
Other liabilities	(14)	(92)	109
Decrease in provisions included in liabilities due to payment/use	(159)	(81)	(33)
Contract assets	7	(6)	(8)
Contract liabilities	(29)	56	(22)
Dividends received	94	56	38
Proceeds from collection of profit loss insurance	1	19	51
Income tax payments	(266)	(5)	(35)

Net cash flows from operating activities (1) (2)	5,693	4,201	2,915

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(4,006)	(2,448)	(1,650)
Contributions and acquisitions of interests in associates and joint ventures	(2)	-	-
Loans with related parties, net	(18)	-	-
Proceeds from sales of financial assets	643	406	557
Payments from purchase of financial assets	(740)	(594)	(641)
Interests received from financial assets	99	41	-
Proceeds from sales of WI of areas and assets	8	48	217

Net cash flows used in investing activities	(4,016)	(2,547)	(1,517)

Financing activities: (3)
Payments of loans	(780)	(1,653)	(2,283)
Payments of interests	(543)	(615)	(873)
Proceeds from loans	402	963	1,803
Account overdraft, net	71	8	2
Repurchase of treasury shares	(28)	-	(6)
Payments of leases	(341)	(302)	(331)
Payments of interests in relation to income tax	(8)	(1)	(10)

Net cash flows used in financing activities	(1,227)	(1,600)	(1,698)

Effect of changes in exchange rates on cash and cash equivalents	(288)	(93)	(156)

Net Increase (Decrease) in cash and cash equivalents	162	(39)	(456)

Cash and cash equivalents at the beginning of the fiscal year	611	650	1,106
Cash and cash equivalents at the end of the fiscal year	773	611	650

Net Increase (Decrease) in cash and cash equivalents	162	(39)	(456)

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in this statement.
(2)
Includes 175, 119 and 161 for the fiscal year ended December 31, 2022, 2021 and 2020, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance and/or use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2022	2021	2020
Unpaid acquisitions of property, plant and equipment	488	357	205
Hydrocarbon wells abandonment obligation costs	268	32	(166)
Additions of right-of-use assets	306	284	149
Capitalization of depreciation of right-of-use assets	57	44	54
Capitalization of financial accretion for lease liabilities	14	11	14
Capitalization in associates and joint ventures	1	-	-
Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ
President

F - 9
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP BUSINESS
General information
YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.
YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power segments.
Structure and organization of the economic Group
The following chart shows the organizational structure, including the main companies of the Group, as of December 31, 2022:

(1)	Held directly and indirectly.
(2)	See Note 35.c.3).

F - 10
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP BUSINESS (cont.)

Organization of the business
As of December 31, 2022, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Gas and Power
-	Downstream
-	Central administration and others, which covers the remaining activities not included in the previous segments
Activities covered by each business segment are detailed in Note 5.
The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds WI in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.a) Basis of preparation
Application of IFRS
The consolidated financial statements of the Group for the fiscal years ended December 31, 2022, 2021 and 2020 are presented in accordance with IFRS as issued by the IASB.
The amounts and other information corresponding to the fiscal years ended on December 31, 2021 and 2020 are an integral part of the consolidated financial statements mentioned above. See Note 2.d).
These consolidated financial statements were approved by the Board of Directors and authorized to be issued on March 9, 2023.
Fiscal year-end
The Company’s fiscal year begins on January 1 and ends on December 31, each year.
Current and Non-current classification
The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activitie’s operating cycle. Current assets and liabilities include assets and liabilities which are realized or settled within the 12-month period from the end of the fiscal year. All other assets and liabilities are classified as non-current.
Income tax liabilities and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities, as current and non-current, as applicable.
Accounting criteria
The consolidated financial statements have been prepared under historical cost criteria, except for financial assets measured at fair value through profit or loss.
Non-monetary assets and liabilities of subsidiaries having the peso as functional currency, were adjusted for inflation. See Note 2.b.1).

F - 11
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Use of estimates
The preparation of financial statements at a certain date requires the Company to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the fiscal year. Future results might differ from the estimates and assessments made on the date of preparation of these consolidated financial statements.
The description of any significant estimates and accounting judgments made by the Company in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.c).
Consolidation policies
For purposes of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies which the Group controls. The Group controls an entity when it is exposed or is entitled to the variable results arising from its equity interest in the entity and has the ability to affect those results through its power over the entity. This capacity is, in general but not solely, obtained by the direct or indirect ownership of more than 50% of the voting shares of an entity.
Interest in JO and other agreements which give the Group a contractually-established percentage over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated statement of financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.
Note 10 details the fully consolidated controlled subsidiaries. Furthermore, the Note 29 details the main JO, proportionally consolidated.
In the consolidation process, balances, transactions, profits and losses between consolidated companies and JO have been eliminated.
The Company’s consolidated financial statements are based on the most recent available financial statements of the companies which YPF controls, taking into consideration, where applicable, significant subsequent events and transactions, management information available and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s consolidated financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the YPF’s presentation currency are translated using the procedure set out in Note 2.b.1).
The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries have significant non-controlling interests. In accordance with the previously mentioned, the Group concluded that there are no significant non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.
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

F - 12
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last 3 years. In addition, certain qualitative and quantitative factors, such as the significant devaluation of the peso, led to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied.
Companies could not present their restated financial statements because Decree No. 664/2003 of the PEN prohibited regulatory agencies (including the CNV) from receiving financial statements adjusted for inflation.
Law No. 27,468, published on December 4, 2018 in the BO repealed Decree No. 1,269/2002 of the PEN as amended (including the aforementioned Decree No. 664/2003). The provisions of the aforementioned Law became in full force and effect as of December 28, 2018, the date of the publication of the General Resolution No. 777/2018 of the CNV, which established that annual financial statements, interim and special periods closing from December 31, 2018 inclusive, must be submitted adjusted for inflation, as established by IAS 29. The FACPCE’s guidelines will be applied to those issues not specifically addressed in the aforementioned regulations.
Although the application of IAS 29 does not directly affect YPF because its functional currency is the dollar, as mentioned in Note 2.b.1), it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the peso, all of which have adjusted their financial statements.
In compliance with IAS 29 guidelines, the adjustment was based on the last date on which subsidiaries, associates and joint ventures whose functional currency is the peso restated their financial statements to reflect the effects of inflation. For this purpose, in general terms, the inflation from the date of acquisition or addition, or from the date of asset revaluation, as applicable, was computed in balances of non-monetary assets and liabilities. As a result of the adjustment for inflation in such financial statements, the value of non-monetary items increased, with the cap of their recoverable value, and with the consequent effect on deferred tax. Regarding income statement, in addition to the restatement of revenues, costs, expenses and other items, the net monetary position effect was included in a separate item in “Other financial results”.
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
Transactions in currencies other than the functional currency of the Company are deemed to be foreign currency transactions and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each fiscal year or at the time of payment, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized in “Net financial results” in the consolidated statement of comprehensive income for the fiscal year in which they arise.
Assets, liabilities and results of subsidiaries, associates and joint ventures are expressed in their respective functional currencies. The effects of the conversion into dollar of the financial information of those companies whose functional currency is other than the dollar are recorded in “Other comprehensive income” in the consolidated statement of comprehensive income for the fiscal year in which they arise.

F - 13
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency
The information included in these consolidated financial statements is presented in dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment in which the entity operates.
The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in Argentine pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on March 9, 2023.
Effective 2022, the Company changed its presentation currency from peso to dollar. The Company believes that the change in presentation currency provides users of the financial statements with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers.
The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.
Due to this change these consolidated financial statements for all comparative periods reported have been presented in dollars.
Effect of the translation of investments in subsidiaries, associates and joint ventures with functional currency corresponding to a hyperinflationary economy
Under IAS 21, the financial statements of a subsidiary with the functional currency of a hyperinflationary economy have to be restated according to IAS 29 before they are included in the consolidated financial statements of its parent company with a functional currency of a non-hyperinflationary economy, except for their comparative figures.
Following the aforementioned guidelines, the results and financial position of subsidiaries with the peso as functional currency were translated into dollar by the following procedures: All amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in “Other comprehensive income” in the consolidated statement of comprehensive income.
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

F - 14
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Tax effect on other comprehensive income
Results included in “Other comprehensive income” in the consolidated statement of comprehensive income have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net accounting result nor in taxable result.
2.b.2) Financial assets
Classification
In accordance with IFRS 9 “Financial Instruments”, the Group classifies its financial assets into 2 categories:

(i)	Financial assets at amortized cost:
Financial assets are measured at amortized cost if both of the following criteria are met: (1) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow; and (2) the contractual terms only require specific dates for payments of principal and interest.
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

(ii)	Financial assets at fair value through profit or loss:
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
Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the consolidated statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Net financial results” in the consolidated statement of comprehensive income.
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

F - 15
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Impairment of financial assets
The Group assesses the impairment of its financial assets according to the expected credit losses model. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
For trade receivables, the Group applies the simplified approach allowed by IFRS 9, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables. See Note 2.b.18).
Offsetting financial instruments
Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
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
2.b.4) Intangible assets
The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a over the useful lives of these assets, if applicable. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less its respective accumulated amortization and, if applicable, impairment losses.
The main intangible assets of the Group are as follows:
Service concessions arrangements
Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.
The Hydrocarbons Law allows the PEN and the provinces to award concessions for the transportation of hydrocarbons for similar periods to the terms of the exploitation concessions granted (see Note 35.a.1)). Under of this regulatory framework, holders of production concessions are entitled to receive a transportation concession for the oil, natural gas and petroleum products that they produce. The holder of a transportation concession has the right to:

-	Transport oil, natural gas and petroleum products.

-
Build and operate pipelines for oil, natural gas and their derivatives, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

F - 16
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or natural gas producers only to the extent the concession holder has available additional capacity and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the SE for oil and petroleum derivatives pipelines, and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.
In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales S.E. as of such date, with the possibility of being extended for 10 years. The main pipelines related to said transportation concessions are the following:

-	La Plata / Dock Sud
-	Puerto Rosales / La Plata
-	Monte Cristo / San Lorenzo
-	Puesto Hernández / Luján de Cuyo
-	Luján de Cuyo / Villa Mercedes
Thus, assets meeting certain requirements set forth by the IFRIC 12, which the Company’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.
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
Other intangible assets
This section mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil and/or natural gas extraction. These items are valued at their acquisition cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.
These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 15 years. The Group reviews the aforementioned estimated useful life annually.
The Group has no intangible assets with indefinite useful lives as of December 31, 2022, 2021 and 2020.
2.b.5) Investments in associates and joint ventures
Investments in associates and joint ventures are valued using the equity method.

F - 17
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the consolidated statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the consolidated statement of comprehensive income under “Income from equity interests in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.
Associates are those entities in respect of which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.
Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11 “Joint Arrangements” and IAS 28 “Investments in Associates and Joint Ventures”, investments in which 2 or more parties have joint control (defined as a “joint arrangement”) should be classified as either a JO (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, JO should be proportionally consolidated while joint ventures are accounted for under the equity method.
Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company that have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s consolidated financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is the currency of a hyperinflationary economy and/or different from the presentation currency are translated using the procedure set out in Note 2.b.1).
Investments in companies in which the Group has no significant influence or joint control, are valued at cost.
Investments in companies with negative shareholders’ equity are disclosed in the “Other liabilities”.
On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value and recognizes the difference under “Income from equity interests in associates and joint ventures” in the consolidated statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.
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

F - 18
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
Repair, conservation and ordinary maintenance expenses are recognized in the consolidated statement of comprehensive income as incurred.
These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8).
Depreciation
Property, plant and equipment, other than those related to oil and natural gas production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20 - 25
Infrastructure for natural gas distribution	20 - 50
Transportation equipment	5 - 25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10
Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.
The Group reviews the estimated useful life of each class of assets annually.
Oil and natural gas production activities
The Group recognizes oil and natural gas exploration and production transactions using the successful-efforts method. The costs incurred in the acquisition of new WI in areas with proved and unproved reserves are capitalized as incurred in the “Mining properties, wells and related equipment” account. Costs related to exploration permits are classified as intangible assets.
Exploration costs, excluding the costs associated with exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and natural gas reserves, but classification of those reserves as proved cannot be made. In those cases, the drilling cost of the exploratory well will continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the drilling cost of the exploratory well is charged to the profit or loss of the fiscal year. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells throughout several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8.
Drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and natural gas reserves, have been capitalized.

F - 19
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The capitalized costs described above are depreciated as follows:

-
The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and natural gas to estimate proved developed oil and natural gas reserves estimated to recover.

-
The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and natural gas to the proved oil and natural gas reserves.

Revisions in estimates of oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Estimates of reserves are audited by external independent third parties on a 3-year rotation cycle.
Costs related to hydrocarbon well abandonment obligations
Costs related to hydrocarbon well abandonment obligations are capitalized at their discounted value along with the related assets and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon the current costs incurred in abandonment obligations considering internal and external available information. Due to the number of wells in operation and/or not abandoned, as well as the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities, weighted by the complexity level of the wells, are used for estimating the plugging activities costs of the wells pending abandonment. These costs are the best estimate of the liability hydrocarbon well abandonment obligations. Future changes in the costs mentioned above, the discount rate, the useful lifespan of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted as of the date of issuance of these consolidated financial statements, could affect the value of the hydrocarbon well abandonment obligations and, consequently, the related asset, affecting the results of future operations. Such changes are recognized pursuant to IFRIC 1, which indicates that changes in liabilities will be added to or deducted from the asset cost corresponding to the current period, taking into account that if the decrease in liabilities exceeds the carrying amount of assets, the excess will be recognized in the profit or loss of the fiscal year.
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
The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.
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

F - 20
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group and considering the estimated production of each field (and therefore its abandonment), in relation to other non-current provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.
When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.
Contingent liabilities
Contingent liabilities represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in a note to the extent they are possible and significant, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. See Note 33.b).
Contingent assets
Contingent assets represent potential assets arising from past events whose existence is subject to the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. They are recognized when the realization of economic benefit associated with them becomes almost certain, at which time they cease being contingent in nature. Consequently, contingent assets are not recorded in the financial statements, but rather disclosed in a note to the extent that the inflow of economic benefits is probable and significant, as required under IAS 37. See Note 33.a).
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
The main CGU in which the Group’s assets have been grouped are:

-	CGU Oil

-	CGU Gas - Neuquina Basin

-	CGU Gas - Noroeste Basin

-	CGU Gas - Austral Basin

-	CGU Gas and Power YPF

-	CGU Midstream

-	CGU Metrogas

-	CGU Downstream YPF

-	CGU AESA
The recoverable amount of each CGU is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use of each CGU, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed.

F - 21
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
In the event of a reversal, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset or CGU in the past.
2.b.9) Methodology used in the estimation of recoverable amounts
The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: (i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital; and, if available, (ii) the price that would be received in a regular transaction between market participants to sell the asset, less the disposal costs of such assets.
In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in CGUs are the purchase and sale prices of hydrocarbons (including applicable natural gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.
The cash flows from CGUs that group assets of fields with oil and natural gas reserves are projected for a period that covers the economically productive useful lives of the fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and natural gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, based on the type of each one of the assets.
The cash flows from CGUs that group assets other than those mentioned in the previous paragraph are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs, variable costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 5 years, considering annual rent for the last period, based on the long useful life of these CGUs assets.
The reference prices considered are based on a combination of projected prices available in those markets where the Group operates, taking into consideration specific circumstances that could affect different products the Group commercializes and the Company’s estimations and judgments.

F - 22
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

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
Objective performance bonus programs and performance evaluation programs
These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate objectives, business unit objectives and individual performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance evaluation of each employee and are paid in cash.
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
For accounting purposes, YPF recognizes the effects of the plan in accordance with the guidelines of IFRS 2 “Share-based Payment”:

-
For
equity-settled
share-based
payment transactions, a cost is recognized on a straight-line basis over the period of service, based on the Group’s estimate of the number of equity instruments that will finally be granted considering their fair value on the date the plan is awarded, with an offsetting credit entry in the equity account entitled “Share-based benefit plans”. At the end of each year, the Group reviews the number of equity instruments it expects will be finally granted based on the conditions of the award specified under the respective plan.

-
For
cash-settled
share-based
payment transactions, a liability is recognized for the goods or services acquired, originally measured at the liability’s fair value. At the end of each year until the liability is settled, and on the settlement date, the liability’s fair value is remeasured and any change in such value is recognized in profit or loss for the fiscal year.

F - 23
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.11) Revenues
Revenues from contracts with customers
In compliance with IFRS 15 “Revenue from Contracts with Customers”, the Group has classified the main contracts with customers, as follows:

(i)	Contracts for the sale of fuel in consignment
(ii)	Contracts for the direct sale of fuel
(iii)	Contracts for the sale of natural gas
(iv)	Contracts and agreements for the sale of other refined products
(v)	Construction contracts
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
In accordance with the requirements of IFRS 15, revenues have been broken down by (i) type of good or service, (ii) sales channels, and (iii) target market, according to the reported business segments.
Income from Government incentive programs
In compliance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” incentives granted by the National Government are grants whose recognition is made at their fair value when there is a reasonable certainty that the incentives will be received and that regulatory requirements related thereto have been fulfilled.
Income from Government incentives are disclosed as part of the income for the period in the “National Government incentives” line under “Revenues”. Income from Government incentives related to an expense are disclosed net of their related expenses.
As required under IAS 20, the nature and extent of Government incentives are described in Notes 35 and 36.
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

F - 24
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Group as lessee
Once the lease has been identified, the Group recognizes the following items:

-	Right-of-use assets, whose cost includes:

(i)	The amount of the initial measurement of the lease liability.

(ii)	Any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease.

(iii)	The initial direct costs incurred by the lessee.

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

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation in a straight-line during the extension of the lease, unless another basis is more representative). Depreciation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.
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
Lease contracts in which the Group is the lessee mainly correspond to the leasing of:

-
Exploitation equipment and facilities, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, workover and lifting pumps. The average term of these contracts is 3 years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (per hour/day).

-	Machinery and equipment, which include:

(i)
Equipment for natural gas compression and generation of energy. The average term of these contracts is 3 years, featuring minimum payments based on the available power. Variable payments are calculated on the basis of a rate per generation unit.

(ii)
Regasification and gas liquefaction equipment. The average term of these contracts is 4 years, establishing a minimum guaranteed payment on the basis of the availability that the Group has on the aforementioned assets.

-	Transportation equipment, including:

(i)	Vessels and crafts for hydrocarbon transportation, whose average contract term is 3 years, establishing monthly guaranteed payments associated to the Group’s availability over such assets.

(ii)
Truck fleets with average contract terms of 2 years, for which variable payments are estimated based on a rate per unit of use (per kilometer travelled). In some cases minimum payments are associated to the availability that the Group has on the aforementioned assets.

-	Service stations, whose contracts include the lease of land and associated installations with average contract terms of 7 years and for which payments are determined based on a given quantity of fuel.

F - 25
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-	Land and buildings which include mainly:

(i)
Underground reservoirs and lands necessaries to mount the surface installations necessary for the underground storage of natural gas, whose average contract term is 6 years, with minimum guaranteed quotas.

(ii)	Permits for the use of ports and land, whose average contract term is 6 years with minimum guaranteed quotas.
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

-	Lease liabilities measured as the discounted aggregate amount of future lease payments.
Considering the complexity of determining the implicit interest rate in the lease, the lessee’s incremental borrowing rate to the lease liabilities of the initial date of each contract is applied. Lease liabilities includes:

-	Fixed payments (including in substance fixed payments), less any lease incentive receivable.
-	Variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract.
-	Amounts that the lessee expects to pay as residual value guarantees.
-	The price for the exercise of a purchase option if the Group is reasonably certain to exercise that option.
-	Payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise the option to terminate it (i.e., because there is a reasonable certainty thereon).
Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the consolidated comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.
The Group reviews the lease liability when there is a change in:

-	The amount expected to be paid under a residual value guarantee.
-	Future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, i.e., a market rent review).
-
The term of duration of the lease as a result of a change in the non-cancellable period of the lease (i.e., if the lessee does not exercise an option previously included in the determination of the lease period).

-	The evaluation of the purchase option of the underlying asset.
The Group as lessor
The Group does not have any significant assets leased to third parties.
2.b.13) Earnings per share
Earnings per share is calculated by dividing the net profit or loss for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the fiscal year net of repurchased shares as mentioned in Note 31.

F - 26
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Diluted earnings per share is calculated by dividing the net profit or loss for the year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, as if they had been converted.
As of December 31, 2022, 2021 and 2020 there are no YPF instruments outstanding that imply the existence of potential ordinary shares (taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market), thus the basic earnings per share matches the diluted earnings per share. See Note 31.
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
The Group eliminates a financial liability (or a part thereof) from its consolidated statement of financial position when it has been extinguished, i.e., when the obligation has been paid or canceled or has expired.
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
Tax expense for the fiscal year includes current and deferred income tax. Income tax is recognized in the consolidated statement of net income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, is also recognized in other comprehensive income or directly in equity, respectively.
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

F - 27
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The regulatory framework related to the income tax is described in Note 35.e.1).
Royalties and withholding regimes for hydrocarbon exports and agricultural products
Royalty expense (see Note 35.a.1)) and extraordinary production fees are accounted for as a production cost.
Additionally, the Group is subject to the withholding regimes for hydrocarbon exports and agricultural products outlined in Note 35.f).
2.b.16) Shareholders’ equity accounts
Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date to IFRS. The accounting transactions in equity accounts were accounted for in accordance with the decisions adopted in the shareholders’ meetings and legal standards or regulations.
Capital
Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following section “Treasury shares”. The “Capital” account has remained at its nominal value.
Treasury shares
Corresponds to the reclassification of the nominal value of shares issued and repurchased by YPF in market transactions, as is required by the CNV regulations.
Share-based benefit plans
Corresponds to cumulative accrued balances related to share-based benefit plans to be settled in equity instruments, as mentioned in Note 2.b.10).
Acquisition cost of treasury shares
Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Notes 2.b.10), 30 and 37). Considering Article 3, item 11, section c), Chapter III, Title IV of regulations of the CNV, the balance of this account in the currency of legal tender in Argentina, which is the Argentine peso, restricts the distribution of retained earnings. As of December 31, 2022 the restricted balance amounts to 30.
Share trading premiums
Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the fiscal year in relation with the mentioned plans.
Considering Article 3, item 11, section e), Chapter III, Title IV of regulations of the CNV, when the balance of the “Share trading premiums” account in the currency of legal tender in Argentina, which is the Argentine peso, is negative, the distribution of retained earnings is restricted by the negative balance of this account. As of December 31, 2022 the restricted balance amounts to 38.

F - 28
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Issuance premiums
Corresponds to the difference between the amount of subscription of the capital increase and the face value of the shares issued.
Legal reserve
In accordance with the provisions of the LGS and the regulation of the CNV, YPF must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net income, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the regulation of the CNV. As of December 31, 2022, the legal reserve has been fully integrated, amounting to 787.
Reserve for future dividends
Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends. In compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the Argentine peso. The dividends are declared and distributed based on the last annual audited financial statements in Argentine pesos submitted to the CNV.
Reserve for investments and Reserve for purchase of treasury shares
Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10).
Other comprehensive income
Includes income and expenses recognized directly in other comprehensive income and the transfer of such accounts to the income statement of the fiscal year or to retained earnings, as defined by IFRS.
Unappropriated retained earnings and losses
Includes accumulated profits or losses without a specific appropriation, adjustments to income of previous years produced by the application of accounting standards and the amounts transferred from “Other comprehensive income” account. When the net balance of these results at the end of a fiscal year is positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions (see “Acquisition cost of treasury shares” and “Share trading premiums” sections).
Additionally, pursuant to the regulations of the CNV, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the Argentine peso, is positive, it will not be distributed or capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under CNV rules. When the net balance of these results at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed
Non-controlling interest
Corresponds to the interest in the net assets of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

F - 29
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.17)	Derivative financial instruments and hedge transactions
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

-	During the fiscal year ended December 31, 2022, the Group entered into forward contracts transactions for grains and contracts of swap of exchange rate and has not applied hedge accounting.

-	During the fiscal year ended December 31, 2021 and 2020, the Group entered into forward contracts transactions for dollars and grains and has not applied hedge accounting.
Profit or losses from these derivative financial instruments are classified in “Financial Results, net”, in the statement of comprehensive income.
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
2.b.18) Trade receivables and other receivables
Trade receivables and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.
Under IFRS 9, a provision for bad debt is created by preparing a matrix per category and grouping the assets based on the type of customer: i) related parties; ii) public sector; and iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears; ii) existence of guarantees; and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected bad-debt rate is assigned based on historical default rates adjusted to future economic conditions.
The carrying amount of the asset is reduced through the provision for bad debt, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”, as well as subsequent recoveries.
2.b.19) Cash and cash equivalents
In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of 3 months or less. They do not include bank overdrafts, which are presented as loans.
2.b.20) Dividends distribution
Dividends payable by the Group are recognized as liabilities in the fiscal year in which they are approved.
2.b.21) Business combinations
Business combinations are accounted for by applying the acquisition method when the Group takes effective control over the acquired company.

F - 30
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3 “Business Combinations”.
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
2.b.23) Segment Information
Business segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the segments. Business segments are described in Note 5.
2.b.24) Assets held for disposal and related liabilities
An asset (or group of assets) is classified as held for disposal together with its related liabilities when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. In the event that the Group is engaged in a disposal plan, which involves the loss of control of a subsidiary, it will classify the assets and liabilities of such subsidiary as held for disposal provided that they comply with the criteria required by the IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, regardless of whether the Group withholds a non-controlling interest in its former subsidiary after the transaction.
In order to apply the above classification, the asset (or group of assets) must be available for its immediate disposal or dilution in its current conditions, exclusively subject to the usual and habitual terms for the disposal or dilution of this asset (or group of assets).

F - 31
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

For the transaction to be highly probable the appropriate level of the Company’s Management must be committed to a plan and an active program must have been actively initiated. In addition, the disposal of the asset (or groups of assets) must be actively negotiated at a reasonable price in relation to its or their current fair value. Moreover, the transaction must also be expected to meet the conditions for recognition as a completed disposal within one fiscal year after the classification date, with the exceptions permitted by IFRS 5, and the activities required to complete the disposal plan should indicate that it is unlikely that significant changes are made to the plan or that it will be canceled.
Assets classified as held for disposal will be measured at the lower value of their carrying amount or fair value less sale-related costs.
As of December 31, 2022, there were no assets held for disposal.
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
2.b.26) New standards issued
As required by IAS 8, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2022 and which have been adopted by the Group, if applicable
Amendments to IAS 16 - Proceeds before intended use
In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.
Following the amendment to IAS 16, an entity may not deduct from the cost of an element of “Property, plant and equipment” any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the net income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.
The amendment clarifies that an element of “Property, plant and equipment” is in preparation and testing process when assesing the technical and physical performance of the asset. Therefore, an asset may be able to operate in the manner intended by the Company and consequently be subject to depreciation before it has reached the level of operating performance expected by the Company.
The implementation of the aforementioned amendments has not significantly affected the Group’s consolidated financial statements.

F - 32
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
The implementation of the aforementioned amendments has not significantly affected the Group’s consolidated financial statements.
Amendments to IFRS 3 - Reference to the Conceptual Framework 2018
In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.
After updating the reference that the IFRS 3 makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could lead to immediate derecognition of assets or liabilities recognized in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.
To remedy this situation, the new exception in IFRS 3 for liabilities and contingent liabilities specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should refer to IAS 37, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. It has also been clarified that the acquirer must not recognize contingent assets on the acquisition date as defined in IAS 37.
The implementation of the aforementioned amendments has not affected the Group’s consolidated financial statements.
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
This option exclusively applies to rent reductions only as a direct consequence of the COVID-19 pandemic and provided they meet the following conditions:

-	Change in lease payments results in revised consideration for the lease that is substantially the same, or lower than, the consideration for the lease immediately preceding the change.

-
Any reduction in lease payments affects only payments originally due until June 30, 2022 (for example, a rent reduction would meet this condition if it results in reduced lease payments until June 30, 2022 and increased lease payments beyond June 30, 2022).

-	There is no significant change in the terms and conditions of the lease.
The Group has not exercised the option mentioned above.

F - 33
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Anual improvements to IFRS - Standards 2018-2020
In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.
A summary of the main modified standards and their purpose follows:

Standard	Amended Subject	Detail
IFRS 1 “First-time adoption of IFRS”	Subsidiary as a First-time IFRS adopter
When a subsidiary becomes a first-time adopter later than its parent company, it may elect to measure its assets and liabilities according to how their parent measured them in their consolidated financial statements, based on the parent’s date of transition to IFRSs (without considering consolidation adjustments and for the purposes of the business combination for which the parent company acquired the subsidiary). After the amendment, this exception is extended to accumulated translation differences.

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

The implementation of the aforementioned amendments has not significantly affected the Group’s consolidated financial statements.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 34

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Standards and interpretations, the application of which is not mandatory as of the closing date of these consolidated financial statements and which, therefore, have not been adopted by the Group
Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture
In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled entity, the extent of the profit or loss to be recognized in the financial statement depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.
On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved in December 2015.
Amendments to IAS 1 - Classification of liabilities
In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, (which date was extended to January 1, 2024), allowing for their earlier application.
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
As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements. The Group decided not to early adopt these changes.
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
As of the date of issuance of these consolidated financial statements, the Group anticipates the implementation of these amendments will not significantly affect its financial statements. The Group decided not to early adopt these changes.
Amendments to IAS 8 - Definition of accounting estimates
In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023, allowing for their early application.

F - 35
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

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
As of the date of issuance of these consolidated financial statements, the Group anticipates the implementation of such amendments will not significantly affect its financial statements. The Group decided not to early adopt these changes.
Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction
On May 2021, the IASB issued amendments to IAS 12 “Income Tax” related to the initial recognition of the deferred tax in transactions in which an asset and a liability are simultaneously recognized, which are applicable to fiscal years beginning on or after January 1, 2023, allowing for their early application.
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
As of the date of issuance of these consolidated financial statements, the Group anticipates the implementation of the amendments mentioned above will have an impact on the presentation of the items that make up deferred tax assets and liabilities, as they are now grouped by their nature. The Group decided not to early adopt these changes.
Amendments to IFRS 16 - Leases
In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable to fiscal years beginning on or after January 1, 2024, retroactively, enabling their early application.
Pursuant to this amendment to IFRS 16, a seller-lessee is required to measure lease liabilities arising from a sale and leaseback transaction without recognizing a gain or loss for the right-of-use it retains, and is not prevented from recognizing a gain or loss for the total or partial termination of the lease.
As of the date of issuance of these consolidated financial statements, the Group anticipates that the application of the amendments mentioned above will not significantly affect its financial statements. The Group decided not to early adopt these changes.
Amendments to IAS 1 and Practice Statement 2 - Non-current liabilities with covenants
On October 2022 the IASB issued amendments to IAS 1 in relation to the classification of non-current liabilities with covenants, which are applicable retroactively to fiscal years beginning on or after January 1, 2024, allowing for their early implementation and due to the application of the amendments issued by the IASB regarding the classification of liabilities (see section “Amendments to IAS 1 - Classification of liabilities” of this note).
The amendments clarify that the classification of loans agreements with covenants as non-current liabilities may be affected when an entity is required to comply with such covenants on or before the date of the reporting period, even if the covenant is evaluated later.

F - 36
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In addition, certain additional requirements are incorporated related to the disclosure of information in notes, as this will allow financial statement users to understand the risk that non-current liabilities might fall due in the 12 months following the reporting period.
As of the date of issuance of these consolidated financial statements, even though the Group is in process of assessing the impact of implementing these amendments, their application is not expected to have a significant impact on the financial statements, except for additional disclosures supplementing the information that is being reported. The Group decided not to early adopt these changes.
Additionally, for fiscal years beginning on or after January 1, 2023, amendments to IFRS 17 “Insurance contracts” are of mandatory implementation, which were not included as they are not applicable to the Group since it does not carry out related activities.
2.c) Accounting Estimates and Judgments
The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:
Oil and natural gas reserves
Estimating oil and natural gas reserves is an integral part of the Group’s decision-making process. The volume of oil and natural gas reserves is used to calculate depreciation and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8) and 2.b.9) and the section “Provision for impairment of property, plant and equipment” of this Note).
The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established by Rule 4-10 (a) of Regulation S-X of the SEC for the crude oil and natural gas industry.
Provision for litigation and other contingencies
The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies and the strategy defined in each case can have, consequently, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Company.
Provision for environmental costs and provision for obligations for the abandonment of hydrocarbon wells
Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. YPF believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.
The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and necessary remediation of a given environmental issue and, depending on its years of existence of the environmental situation, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial actions or other measures may be required.
In addition to the hydrocarbon wells abandonment legal obligations, provisions have been made for environmental liabilities whose evaluations and/or remediations are probable and can be reasonably estimated, based on the Group’s remediation program. Legislative changes, on costs and/or in the technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

F - 37
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6).
Income tax and deferred income tax
The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by currents tax laws, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. The Group also evaluates if the tax authority will accept an uncertain tax treatment. Additionally, the current collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions. See Note 17.
Provision for impairment of property, plant and equipment
The main guidelines used in estimating the recoverable amount of property, plant and equipment is detailed in Notes 2.b.8) and 2.b.9).
The determination of whether an asset is impaired, and by how much, involves the Group’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for oil, natural gas and refined products, all of which affect the prices taken into account in the projections. Consequently, for oil and natural gas assets, the expected future cash flows are determined using the Group’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of estimates about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These estimates and the Group’s judgment on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.
In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indicator (or reversal of an impairment charge). The impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are in the range of price forecasts published by third-party experts of the oil and natural gas industry and government agencies, within which are the long and short term projections of the US Energy Information Administration and the Brent crude forward curve. Natural gas prices correspond to the average weighted price per basin and channel, determined according to current contracts and regulations and the market’s supply and demand. However, the pricing assumptions used by the Company may be subject to change.

F - 38
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative Information
Balance items as of December 31, 2021 and 2020 presented in these financial statements for comparison purposes correspond to the functional currency of the company according to IAS 21, considering the changes in comparative figures as mentioned in Note 2.b.1) (“Presentation currency” section) and Note 5 and non-significant additional information disclosures.
Additionally, from this fiscal year the Group has made a change in the turnover tax charge presentation in the “Taxes, charges and contributions” line under “Selling expenses” (see Note 26), which was previously included in “Revenues”. The comparative information for the years ended December 31, 2021 and 2020 has been restated. “Revenues” and “Selling expenses” increased by 450 and 322 for the years ended December 31, 2021 and 2020, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, operating profit or loss and net profit or loss.

3.	ACQUISITIONS AND DISPOSITIONS
As of December 31, 2022, 2021 and 2020, there were
no
significant acquisitions and dispositions.

4.	FINANCIAL RISK MANAGEMENT
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.
This Note provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.
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
The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and/or financial liabilities as well as certain expected cash flows may be adversely affected by changes in exchange rates, interest rates or certain other price variables.
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
Likewise, given the restrictions imposed by the BCRA on access to the foreign Exchange Market, (see Note 35.g)), the Group has been reducing its portion of cash and cash equivalents in currencies other than the Argentine peso, and consequently, it may be affected in the event of exchange rate variations, which motivated an active strategy in the Group’s liquidity management.

F - 39
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table provid
e
s a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, mainly taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2022:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	(5)
	-10%	5
However, during the fiscal year ended December 31, 2022, the exchange rate to convert pesos to dollars showed a 73% variation.
Interest Rate Risk
The Group is exposed to risks associated with fluctuations in interest rates on loans and investments. Changes in interest rates may affect the interest income and/or loss derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and/or liabilities that accrue interests based on fixed interest rates may also be affected.
The table below provides information about the financial assets and liabilities as of December 31, 2022 that accrue interest considering the applicable rate:

	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	563	6,606
Variable interest rate	1	482

Total (3)	564	7,088

(1)
Includes short-term investments, investments in financial assets at amortized cost, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.
The variable rate financial loans represent 7% of the total loans as of December 31, 2022, and include NO, pre-financing of exports, financing of imports and financial loans with local and international entities. The loans at variable interest rate are mainly subject to the fluctuations in BADLAR, SOFR, LIBOR and CDI, of which 75 accrue interest of BADLAR plus a spread up to 9.85%, 326 accrue interest of SOFR plus a spread between 1.50% and 7.05%, 52 accrue interest of LIBOR plus a spread between 1.50% and 8.50% and 12 accrue interest of CDI plus a spread between 2.75% and 6.00%.
Financial assets mainly include, in addition to loans with related parties and trade receivables, which have low exposure to interest rate risk, fixed-interest deposits, Treasury bills and bonds, and NO.
The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and use derivative financial instruments to hedge the risks associated with interest rates, in compliance with the accounting policy defined in Note 2.b.17).
The table below shows the estimated impact on consolidated statement of net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have.

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on net income for the year	+100 b.p.	(3)
	-100 b.p.	3

F - 40
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

Price Risks
The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements. As of December 31, 2022, the Group was not significantly affected by the variation in the valuation of mutual funds and public securities. See Note 6 “Fair value measurements”.
As of December 31, 2022, the aggregate value of financial assets at fair value through profit or loss amounts to 410.
The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on results before income tax as of December 31, 2022:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on net income before income tax	+10%	41
	-10%	(41)
The Group does not use derivative financial instruments to hedge the risks associated with the fluctuation of the price of commodities as well as the price risk inherent to investments in public securities and mutual funds.
The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for their products, among others.
Consequently, beyond the Group’s expectation of substantially maintaining domestic prices with reference to those in international markets and seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, exposure to price risk will depend on other key factors (including, but not limited to, abrupt changes in the exchange rate or in international prices, or potential legal or regulatory limitations) that are also considered in the Group’s pricing policy, and which may therefore lead the Group to not be able to maintain such correlation. In 2022, oil deliveries were freely negotiated between producers and refiners or sellers.

•	Liquidity Risk management
Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.
As mentioned in previous sections, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2022, the availability of liquidity reached 773, considering cash of 369 and other liquid financial assets of 404. Additionally, the Group has other investments freely available for 239 included in “Investment in financial assets” (see Note 14). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the Frequent Issuer Program.
Based on the restrictions established by the BCRA for access to the Exchange Market to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2022, all the provisions issued were fulfilled by the Group. See Notes 21 and 35.g).

F - 41
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2022:

	December 31, 2022
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	294	158	64	23	12	15	566
Loans	1,140	1,015	1,424	338	1,090	2,081	7,088
Other liabilities (1)	12	1	-	7	-	11	31
Accounts payable (1)	2,509	-	-	-	-	4	2,513

	3,955	1,174	1,488	368	1,102	2,111	10,198

(1)	Corresponds to the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.
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
The Group monitors compliance with covenants on a quaterly basis. As of December 31, 2022, the Group is in compliace with its covenants.
It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2022.

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

F - 42
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

The maximum exposure to credit risk of the Group of December 31, 2022 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure
Cash and cash equivalents	773
Investment in financial assets	520
Other financial assets	1,887
Considering the maximum exposure to the credit risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for approximately 815 and represents 34%, while the Group’s remaining debtors are diversified.
Following is the breakdown of the financial assets past due as of December 31, 2022:

	Current trade receivable	Other current receivables
Less than three months past due	88	10
Between three and six months past due	111	3
More than six months past due	155	4

	354	17

At such date, the provision for doubtful trade receivables amounted to 131 and the provisions for other doubtful receivables amounted to 1. These provisions are the Group’s best estimate of the credit losses incurred in relation with accounts receivables.
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
The Group has effective guarantees granted by third parties for an amount of 873, 737 and 456 as of December 31, 2022, 2021 and 2020, respectively.
During the fiscal years ended December 31, 2022, 2021 and 2020 the Group did not execute guarantees.

5.	SEGMENT INFORMATION
The different business segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream
The Upstream segment carries out all activities relating to the exploration, exploitation and production of oil and natural gas.
Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced natural gas to the Gas and Power segment.

F - 43
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

•	Gas and Power
The Gas and Power segment generates revenue from the development of activities relating to: (i) the natural gas transportation to third parties and the Downstream segment, and its commercialization; (ii) the commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) the conditioning and processing of natural gas; (iv) the distribution of natural gas; (v) the separation of natural gas; and (vi) generation of thermal conventional electrical energy and renewable energy through its investments in associates and joint ventures. Until the period ended June 30, 2020, the Gas and Power segment generated revenues from the transportation and commercialization of LNG to third parties and the Downstream segment.
In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a purchase to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 35.d.1)), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.
On January 1, 2022, certain assets related to natural gas transportation, conditioning and processing for the separation of gasoline, propane and butane, which were previously managed by the Upstream segment, were grouped into the new CGU Midstream Gas within the Gas and Power segment. Because it is a new natural gas liquid management model that did not exist in previous years, no retroactive effect has been given to business segment information. Additionally, the assets transferred and operating results are not significant.

•	Downstream
The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production; (ii) commercialization of refined and petrochemical products obtained from such processes; and (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.
It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals, International Commerce and Transportation, Lubricants and Specialties, and Sales to Companies businesses.
It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central administration and others
It covers other activities, not falling into the aforementioned segments or constitutes other reporting business segments, mainly including corporate administrative expenses and assets and construction activities.
Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.
Operating profit and assets for each business segment have been determined after consolidation adjustments.
Supported by organizational changes and the evolution of the Group’s activities, the Company’s Management, since the current fiscal year, decided to make a more detailed presentation of information by business segments in dollars, the Company’s functional currency (see Note 2.b.1)), in accordance with the evaluation made by the Company’s highest level decision-making authority regarding the Group’s business strategy. The comparative information for fiscal years ended December 31, 2021 and 2020 has been restated.

F - 44
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2022
Revenues	51		16,016	2,304	386	-	18,757
Revenues from intersegment sales	7,134		109	391	779	(8,413)	-

Revenues	7,185		16,125	2,695	1,165	(8,413)	18,757

Operating profit / (loss)	1,306	(4)	1,523	90	(401)	(36)	2,482
Income from equity interests in associates and joint ventures	-		256	195	(5)	-	446

Net financial results							128
Net profit before income tax							3,056
Income tax							(822)
Net profit							2,234

Acquisitions of property, plant and equipment	3,378		837	78	166	-	4,459
Acquisitions of right-of-use assets	204		102	-	-	-	306
Assets	11,317		9,980	2,765	2,018	(168)	25,912

Other income statement items
Depreciation of property, plant and equipment (3)	1,935		477	48	91	-	2,551
Amortization of intangible assets	-		29	12	2	-	43
Depreciation of right-of-use assets	140		59	20	-	(5)	214
Impairment of property, plant and equipment (2)	123		-	-	-	-	123

For the year ended December 31, 2021
Revenues	49		11,220	2,069	344	-	13,682
Revenues from intersegment sales	5,820		64	161	484	(6,529)	-

Revenues	5,869		11,284	2,230	828	(6,529)	13,682

Operating profit / (loss)	66	(4)	945	10	(184)	(138)	699
Income from equity interests in associates and joint ventures	-		153	134	-	-	287

Net financial results							(271)
Net profit before income tax							715
Income tax							(699)
Net profit							16

Acquisitions of property, plant and equipment	2,162		406	27	71	-	2,666
Acquisitions of right-of-use assets	172		105	7	-	-	284
Assets	10,481		8,597	2,570	1,775	(133)	23,290

Other income statement items
Depreciation of property, plant and equipment (3)	2,249		456	28	83	-	2,816
Amortization of intangible assets	-		39	8	4	-	51
Depreciation of right-of-use assets	129		61	17	-	(6)	201
Impairment of property, plant and equipment and intangible assets (2)	115		-	-	-	-	115

F - 45
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2020
Revenues	33		7,814	1,656	187	-	9,690
Revenues from intersegment sales	4,222		48	116	368	(4,754)	-

Revenues	4,255		7,862	1,772	555	(4,754)	9,690

Operating profit / (loss)	(444)	(4)	89	(272)	(290)	113	(804)
Income from equity interests in associates and joint ventures	-		57	131	-	-	188

Net financial results							(221)
Net loss before income tax							(837)
Income tax							(184)
Net loss							(1,021)

Acquisitions of property, plant and equipment	886		319	58	62	-	1,325
Acquisitions of right-of-use assets	148		1	-	-	-	149
Assets	10,876		7,694	2,490	1,818	4	22,882

Other income statement items
Depreciation of property, plant and equipment (3)	1,854		484	23	99	-	2,460
Amortization of intangible assets	1		39	3	5	-	48
Depreciation of right-of-use assets	129		90	40	-	(5)	254
Impairment / (Recovery) of property, plant and equipment and intangible assets, net (2)	45		-	7	1	-	53

(1)	Corresponds to the elimination among business segments of the YPF Group.
(2)	See Notes 2.c), 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes (26), (10) and (49) of unproductive exploratory drillings as of December 31, 2022, 2021 and 2020, respectively.

F - 46
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

The distribution of “Revenues” by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2022, 2021 and 2020, and property, plant and equipment by geographic area as of December 31, 2022, 2021 and 2020 are as follows:

	Revenues			Property, plant and equipment
	2022	2021	2020	2022	2021	2020
Argentina	16,420	12,074	8,466	17,500	16,002	16,409
Mercosur and associated countries	1,107	668	410	10	1	4
Rest of the world	816	687	336	-	-	-
Europe	414	253	478	-	-	-

	18,757	13,682	9,690	17,510	16,003	16,413

Intangible assets and right-of-use-assets are geographically located in Argentina.
As of December 31, 2022, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6.	FINANCIAL INSTRUMENTS BY CATEGORY
The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables” and “Accounts payable” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.
Financial Assets

	2022
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	246	-	246	783	1,029
Trade receivables (2)	1,641	-	1,641	-	1,641
Investment in financial assets	446	74	520	-	520
Cash and cash equivalents	437	336	773	-	773

	2,770	410	3,180	783	3,963

	2021
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	221	-	221	601	822
Trade receivables (2)	1,545	-	1,545	-	1,545
Investment in financial assets	424	98	522	-	522
Cash and cash equivalents	317	294	611	-	611

	2,507	392	2,899	601	3,500

	2020
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	183	-		183	418	601
Trade receivables (2)	1,618	-		1,618	-	1,618
Investment in financial assets	226	118	(3)	344	-	344
Cash and cash equivalents	239	411		650	-	650

	2,266	529		2,795	418	3,213

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.
(3)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).

F - 47
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial Liabilities

	2022
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	566	-	566	-	566
Loans	7,088	-	7,088	-	7,088
Other liabilities	31	-	31	-	31
Accounts payable	2,513	-	2,513	57	2,570

	10,198	-	10,198	57	10,255

	2021
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	542	-	542	-	542
Loans	7,379	-	7,379	-	7,379
Other liabilities	43	-	43	-	43
Accounts payable	1,904	-	1,904	68	1,972

	9,868	-	9,868	68	9,936

	2020
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	551	-	551	-	551
Loans	8,070	-	8,070	-	8,070
Other liabilities	143	-	143	-	143
Accounts payable	1,656	-	1,656	69	1,725

	10,420	-	10,420	69	10,489

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2022
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	319	-	319
Interest loss	(712)	-	(712)
Net financial accretion	(275)	-	(275)
Net exchange differences	541	-	541
Results on financial assets at fair value with changes in profit or loss	-	118	118
Result from derivative financial instruments	-	(9)	(9)
Results from transactions with financial assets	-	-	-
Result from financial instruments exchange	-	-	-
Result from debt exchange	-	-	-
Result from net monetary position	146	-	146

	19	109	128

F - 48
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2021
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	164	-	164
Interest loss	(749)	-	(749)
Net financial accretion	(167)	-	(167)
Net exchange differences	248	-	248
Results on financial assets at fair value with changes in profit or loss	-	105	105
Result from derivative financial instruments	-	(10)	(10)
Results from transactions with financial assets	-	-	-
Result from financial instruments exchange	-	-	-
Result from debt exchange (2)	21	-	21
Result from net monetary position	117	-	117

	(366)	95	(271)

	2020
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	100	-	100
Interest loss	(915)	-	(915)
Net financial accretion	(152)	-	(152)
Net exchange differences	493	-	493
Results on financial assets at fair value with changes in profit or loss	-	42	42
Result from derivative financial instruments	-	(11)	(11)
Results from transactions with financial assets	-	143	143
Result from financial instruments exchange (1)	-	18	18
Result from debt exchange (2)	(29)	-	(29)
Result from net monetary position	90	-	90

	(413)	192	(221)

(1)	See “Public securities and public debt restructuring” section.
(2)	See Note 21.
Fair value measurements
IFRS 13 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value (including loans whose fair value is disclosed in section “Fair value of financial assets and financial liabilities measured at amortized cost”) are assigned to one of the valuation hierarchy levels specified under IFRS 13. This valuation hierarchy comprises 3 levels.

(i)
Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

(ii)
Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

(iii)
Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

F - 49
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2022, 2021 and 2020 and their allocation to their fair value levels.

	2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	74	-	-	74

	74	-	-	74

Cash and cash equivalents:
- Mutual funds	336	-	-	336

	336	-	-	336

	410	-	-	410

	2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	98	-	-	98

	98	-	-	98

Cash and cash equivalents:
- Mutual funds	294	-	-	294

	294	-	-	294

	392	-	-	392

	2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1) (2)
- Public securities	118	-	-	118

	118	-	-	118

Cash and cash equivalents:
- Mutual funds	411	-	-	411

	411	-	-	411

	529	-	-	529

(1)	See Note 14.
(2)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).
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

F - 50
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

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
As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 for new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 18 (see Note 28).
Fair value estimates
During the year ended December 31, 2022, the macroeconomic scenario has changed, mainly driven by the increase in country risk and the consequent fall in the price of public securities, however these did not significantly affected the Group’s financial instruments measured at fair value.
The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2022, 2021 and 2020, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.
Fair value of financial assets and financial liabilities measured at amortized cost
The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 5,812, 5,483 and 6,666 as of December 31, 2022, 2021 and 2020, respectively.
The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

7.	INTANGIBLE ASSETS

	2022	2021	2020
Net book value of intangible assets	424	462	490
Provision for impairment of intangible assets	(40)	(43)	(25)

	384	419	465

F - 51
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

7.	INTANGIBLE ASSETS
The evolution of the Group’s intangible assets for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	869	279	406	1,554
Accumulated amortization	574	-	351	925

Balance as of December 31, 2019	295	279	55	629

Cost
Increases	14	9	10	33
Translation effect	-	-	(14)	(14)
Adjustment for inflation (1)	-	-	13	13
Decreases, reclassifications and other movements	-	(128)	5	(123)

Accumulated amortization
Increases	37	-	11	48
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	3	3
Decreases, reclassifications and other movements	-	-	-	-

Cost	883	160	420	1,463
Accumulated amortization	611	-	362	973

Balance as of December 31, 2020	272	160	58	490

Cost
Increases	25	-	7	32
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	19	19
Decreases, reclassifications and other movements	-	(24)	3	(21)

Accumulated amortization
Increases	37	-	14	51
Translation effect	-	-	(1)	(1)
Adjustment for inflation (1)	-	-	5	5
Decreases, reclassifications and other movements	-	-	-	-

Cost	908	136	446	1,490
Accumulated amortization	648	-	380	1,028

Balance as of December 31, 2021	260	136	66	462

Cost
Increases	25	-	4	29
Translation effect	-	-	(32)	(32)
Adjustment for inflation (1)	-	-	35	35
Decreases, reclassifications and other movements	-	(26)	-	(26)

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(10)	(10)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	-	-

Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 52

7.	INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	43	25	7
Increase charged to profit or loss	-	18	18
Adjustment for inflation (1)	-	-	2
Translation differences	(3)	-	(2)

Amount at end of year	40	43	25

(1)
Corresponds to adjustment for inflation of opening balances of the provision for impairment of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

8.	PROPERTY, PLANT AND EQUIPMENT

	2022	2021	2020
Net book value of property, plant and equipment	18,261	16,777	17,325
Provision for obsolescence of materials and equipment	(151)	(123)	(134)
Provision for impairment of property, plant and equipment	(600)	(651)	(778)

	17,510	16,003	16,413

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 53

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s prop
e
rty, plant and equipment for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,291	44,967		7,905	452	1,044	3,254	190	686	1,173	747	781	62,490
Accumulated depreciation	611	35,551		4,382	300	-	-	-	587	740	400	569	43,140

Balance as of December 31, 2019	680	9,416	(1)	3,523	152	1,044	3,254	190	99	433	347	212	19,350

Cost
Increases	2	(157)	(4)	26	1	471	956	2	1	-	19	4	1,325	(6)
Translation effect	(50)	-		-	(12)	(7)	(35)	-	(6)	-	(216)	(47)	(373)
Adjustment for inflation (5)	44	-		-	10	5	30	-	7	-	192	41	329
Decreases, reclassifications and other movements	(5)	1,344		197	4	(445)	(1,542)	(145)	60	92	21	(6)	(425)	(3)	(7)	(8)

Accumulated depreciation
Increases	28	2,467	(4)	384	24	-	-	-	57	62	15	24	3,061
Translation effect	(24)	-		-	(7)	-	-	-	(7)	-	(115)	(34)	(187)
Adjustment for inflation (5)	22	-		-	6	-	-	-	6	-	103	29	166
Decreases, reclassifications and other movements	(21)	(121)		-	(5)	-	-	-	(2)	-	(3)	(7)	(159)	(3)	(7)	(8)

Cost	1,282	46,154		8,128	455	1,068	2,663	47	748	1,265	763	773	63,346
Accumulated depreciation	616	37,897		4,766	318	-	-	-	641	802	400	581	46,021

Balance as of December 31, 2020	666	8,257	(1)	3,362	137	1,068	2,663	47	107	463	363	192	17,325

Cost
Increases	7	38	(4)	51	6	618	1,913	22	1	-	-	10	2,666	(6)
Translation effect	(28)	-		-	(7)	(3)	(22)	-	(5)	-	(138)	(29)	(232)
Adjustment for inflation (5)	68	-		-	17	7	50	-	10	-	318	65	535
Decreases, reclassifications and other movements	14	1,565	(9)	148	19	(632)	(1,785)	(27)	53	54	52	44	(495)	(3)

Accumulated depreciation
Increases	26	2,468	(4)	356	22	-	-	-	55	67	19	28	3,041
Translation effect	(15)	-		-	(5)	-	-	-	(4)	-	(72)	(22)	(118)
Adjustment for inflation (5)	35	-		-	11	-	-	-	9	-	167	49	271
Decreases, reclassifications and other movements	(6)	(149)	(9)	(1)	(9)	-	-	-	-	-	(5)	(2)	(172)	(3)

Cost	1,343	47,757		8,327	490	1,058	2,819	42	807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-	701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42	106	450	486	229	16,777

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 54

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,343	47,757		8,327	490	1,058	2,819	42		807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-		701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42		106	450	486	229	16,777

Cost
Increases	1	278	(4)	69	9	944	3,080	43		1	-	-	34	4,459	(6)
Translation effect	(86)	-		-	(23)	(9)	(28)	-		(14)	-	(418)	(104)	(682)
Adjustment for inflation (5)	111	-		-	31	12	36	-		18	-	547	134	889
Decreases, reclassifications and other movements	26	2,052		281	21	(810)	(2,027)	(47)		20	24	35	3	(422)	(3)

Accumulated depreciation
Increases	29	2,123	(4)	374	25	-	-	-		56	67	19	31	2,724
Translation effect	(44)	-		-	(15)	-	-	-		(12)	-	(213)	(67)	(351)
Adjustment for inflation (5)	59	-		-	20	-	-	-		16	-	279	86	460
Decreases, reclassifications and other movements	-	(45)		(1)	(8)	-	-	-		-	(11)	(8)	-	(73)	(3)

Cost	1,395	50,087		8,677	528	1,195	3,880	38		832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-		761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38	(2)	71	418	573	246	18,261

(1)	Includes 333, 356 and 414 of mineral property as of December 31, 2022, 2021 and 2020, respectively.
(2)
As of December 31, 2022, there are 23 exploratory wells in progress. During the year ended on such date, 17 wells were started, 7 wells were charged to exploratory expense and 6 well was transferred to properties with proven reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 1, 1 and 16 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2022, 2021 and 2020, respectively.
(4)	Includes 268, 32 and (166) corresponding to hydrocarbon wells abandonment costs and 19 and 149 of depreciation recovery for the years ended December 31, 2022 and 2020, respectively.
(5)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(6)
Includes 44, 11 and 8 corresponding to short-term leases as of December 31, 2022, 2021 and 2020, respectively; includes 5, 7 and 24 corresponding to the variable charge of leases related to the underlying asset performance/use as of December 31, 2022, 2021 and 2020, respectively. Additionally, it includes 57, 44 and 54 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2022, 2021 and 2020 (see Note 9); and 14, 11 and 14 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2022, 2021 and 2020, respectively (see Note 20).

(7)	Includes 31 and 3 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 34.b).
(8)	Includes 32 and 26 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets held for disposal.
(9)	Includes 140 of cost and accumulated depreciation corresponding to the reversal of Loma de La Mina block. See Note 34.a).

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 55

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial borrowing cost as a part of the cost of the assets. For the fiscal year ended December 31, 2022, 2021 and 2020, the rate of capitalization has been 8.19%, 8.47% and 9.70%, respectively, and the amount capitalized amounted to 12, 11 and 12, respectively, for the years mentioned above.
Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	123	134	111
Increases charged to profit or loss	30	6	23
Decreases charged to profit or loss	-	(16)	-
Applications due to utilization	(1)	(1)	-
Translation differences	(1)	-	-
Adjustment for inflation (1)	-	-	-

Amount at end of year	151	123	134

(1)
Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	651	778	1,360
Increases charged to profit or loss	123	97	822
Decreases charged to profit or loss	-	-	(787)
Applications due to utilization	-	-	(16)
Depreciation (1)	(173)	(225)	(601)
Translation differences	(5)	-	-
Adjustment for inflation (2)	4	2	-
Transfers and other movements	-	(1)	-

Amount at end of year	600	651	778

(1)	Included in “Depreciation of property, plant and equipment” line in Note 26.
(2)
Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.8), 2.b.9) and 2.c).
The Group permanently monitors the business perspectives at the places where it operates. In relation to the natural gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. This situation generated a reduction in natural gas sales price in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina basin. See Note 35.d.1).
During the year 2020 in the local market of natural gas a reduction in natural gas sales price is observed which deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors and lower prices obtained on natural gas’s biddings on the power plants channel. In the second quarter of 2020, based on the background and the method mentioned above, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas - Neuquina Basin of 699 (524 net of the income tax effect) and for the CGU Gas - Austral Basin of 115 (86 net of the income tax effect), which group for each basin the assets of fields with reserves mainly of natural gas, generated, mainly, by the expected fall in natural gas prices due to the situation the market was going through at global level, and also, by the specific dynamics mentioned above, at the domestic level.
Subsequently, in the fourth quarter of 2020, mainly from the Plan GasAr 2020-2024, expectations related to the development of natural gas projects in Neuquina basin were modified. In that quarter, the Group recognized a reversal of the impairment charge of property, plant and equipment, mainly for the CGU Gas - Neuquina Basin of 696 (522 net of the income tax effect) and for the CGU Gas - Austral Basin of 91 (68 net of the income tax effect). The reasons for the reversal are mainly due to the increase in the expected production of natural gas and, to a lesser extent due, to the reduction in production costs. The discount rate after taxes used as of December 31, 2020 was 12.85% for 2021 and 13.12% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas - Neuquina Basin and the CGU Gas - Austral Basin equal to 2,287 and 191, respectively.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 56

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2021, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 97 (63 net of the income tax effect) generated from the lower than expected production due to field performance and higher production costs. The discount rate after taxes used as of December 31, 2021 was 14.08%, and the recoverable value after taxes of the CGU Gas - Austral Basin as of such date was equal to 135.
As the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,435 and approximated its recoverable value as of December 31, 2021, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 in such basin.
As of September 30, 2022, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 98 (64 net of the income tax), mainly generated by production cost increases.
As of December 31, 2022, the Group recognized an additional impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 25 (16 net of the income tax), mainly generated by production cost increases. The discount rate after taxes used as of December 31, 2022 was 14.80%, the recoverable amount after taxes as of such date of the CGU Gas - Austral Basin being 65.
As the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,585 and approximates its recoverable value as of December 31, 2022, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 in such basin.
The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.
Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	19	30	141
Additions pending the determination of proved reserves	20	6	1
Decreases charged to exploration expenses	(3)	-	(16)
Reclassifications to mineral property, wells and related equipment with proved reserves	(21)	(17)	(96)

Amount at end of year	15	19	30

As of December 31, 2022 there are no exploratory wells under assessment for a period greater than a year.

F - 57
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

9.	RIGHT-OF-USE ASSETS
The evolution of the Group’s right-of-use assets as of December 31, 2022, 2021 and 2020 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Cost	17	389	552		91	220	1,269
Accumulated depreciation	4	111	63		13	51	242

Balance as of December 31, 2019	13	278	489		78	169	1,027

Cost
Increases	-	56	63		1	29	149
Translation effect	-	-	-		(3)	-	(3)
Adjustment for inflation (2)	-	-	-		3	-	3
Decreases, reclassifications and other movements	(1)	(119)	(317)	(3)	-	(21)	(458)

. Accumulated depreciation
Increases	5	105	90		13	95	308	(1)
Translation effect	-	-	-		(1)	-	(1)
Adjustment for inflation (2)	-	-	-		1	-	1
Decreases, reclassifications and other movements	-	(68)	(37)	(3)	-	(9)	(114)

Cost	16	326	298		92	228	960
Accumulated depreciation	9	148	116		26	137	436

Balance as of December 31, 2020	7	178	182		66	91	524

Cost
Increases	17	39	28		12	188	284
Translation effect	-	-	-		(3)	-	(3)
Adjustment for inflation (2)	-	-	-		6	-	6
Decreases, reclassifications and other movements	-	(13)	(45)		(6)	(111)	(175)

Accumulated depreciation
Increases	2	81	67		11	84	245	(1)
Translation effect	-	-	-		(1)	-	(1)
Adjustment for inflation (2)	-	-	-		2	-	2
Decreases, reclassifications and other movements	-	(7)	(19)		(2)	(101)	(129)

Cost	33	352	281		101	305	1,072
Accumulated depreciation	11	222	164		36	120	553

Balance as of December 31, 2021	22	130	117		65	185	519

Cost
Increases	2	148	17		5	134	306
Translation effect	-	-	-		(8)	-	(8)
Adjustment for inflation (2)	1	-	-		11	-	12
Decreases, reclassifications and other movements	(3)	(5)	(15)		(9)	(69)	(101)

Accumulated depreciation
Increases	9	81	57		12	112	271	(1)
Translation effect	-	-	-		(4)	-	(4)
Adjustment for inflation (2)	-	-	-		5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(12)		(5)	(65)	(85)

Cost	33	495	283		100	370	1,281
Accumulated depreciation	19	301	209		44	167	740

Balance as of December 31, 2022	14	194	74		56	203	541

(1)
Includes 214, 201 and 254 that were charged to “Depreciation of right-of-use assets” line in the comprehensive statement of income for the years ended December 31, 2022, 2021 and 2020, respectively, (see Note 26), and includes 57, 44 and 54 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)	Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(3)	Includes (277) and (28) of cost and acumulated depreciation, respectively, for a decrease in liquefaction barge with Exmar. See Note 34.d).

F - 58
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount of investments in associates	172	160	118
Amount of investments in joint ventures	1,733	1,369	1,156

	1,905	1,529	1,274

The main movements during the years ended December 31, 2022, 2021 and 2020, which affected the value of the aforementioned investments, correspond to:

	2022	2021	2020
Amount at the beginning of year	1,529	1,274	1,130
Acquisitions and contributions	2	-	-
Income on investments in associates and joint ventures	446	287	188
Translation differences	(40)	(7)	(36)
Distributed dividends	(94)	(59)	(41)
Adjustment for inflation (1)	61	34	33
Capitalization in associates and joint ventures	1	-	-

Amount at the end of year	1,905	1,529	1,274

(1)	Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency which was charged to other comprehensive income.
The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2022, 2021 and 2020. It has adjusted, if applicable, the values reported by these companies to adapt them to the accounting policy used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2022	2021	2020	2022	2021	2020
Net income	13	46	23	433	241	165
Other comprehensive income	8	7	1	13	20	(4)

Comprehensive income for the year	21	53	24	446	261	161

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.
The management information corresponding to YPF EE’s assets and liabilities as of December 31, 2022, 2021 and 2020, as well as the net profit as of such dates are detailed below:

	2022 (1)	2021 (1)	2020 (1)
Total non-current assets	1,839	1,791	1,765
Cash and cash equivalents	94	97	215
Other current assets	178	145	150
Total current assets	272	242	365

Total assets	2,111	2,033	2,130

Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	721	652	711
Other non-current liabilities	97	134	124
Total non-current liabilities	818	786	835
Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	150	195	349
Other current liabilities	110	128	104
Total current liabilities	260	323	453

Total liabilities .	1,078	1,109	1,288

Total shareholders’ equity	1,033	924	842

Dividends received	25	-	-

Closing exchange rates	177.06	102.62	84.05

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 59

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

.	2022 (1)	2021 (1)	2020 (1)
Revenues	486	442	304
Interest income	41	18	16
Depreciation and Amortization	107	96	71
Interest loss	(68)	(80)	(63)
Income tax	(11)	(85)	(54)
Operating profit .	247	225	161

Net profit	134	66	84
Other comprehensive income	585	186	274

Total comprehensive income	719	252	358

Average exchange rates	130.71	95.06	70.53

(1)
The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translate to dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly financial information disclosed here.

The following table shows information of the subsidiaries, associates and joint ventures:

Name of entity	Main Business	Country	% WI

Subsidiaries: (4)
YPF Internacional (3)	Investment	Bolivia	100.00%
YPF Holdings (3)	Investment and finance	United States	100.00%
OPESSA	Commercial management of YPF’s gas stations	Argentina	99.99%
AESA	Engineering and construction services	Argentina	100.00%
Metrogas	Providing the public service of natural gas distribution	Argentina	70.00%
YPF Chile (3)	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Chile	100.00%
YTEC	Investigation, development, production and marketing of technologies, knowledge, goods and services	Argentina	51.00%

Name of entity	Main Business	Country	% WI	2022	2021	2020

Joint Ventures: (2)

YPF EE (1) (3)	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Argentina	75.00%	776	699	638

MEGA (3)	Separation, fractionation and transportation of natural gas liquids	Argentina	38.00%	164	111	92

Profertil (3)	Production and marketing of fertilizers	Argentina	50.00%	449	276	202

Refinor	Refining	Argentina	50.00%	35	32	26

OLCLP (3)	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Argentina	85.00%	25	16	14

CT Barragán (3)	Production and generation of electric energy	Argentina	50.00%	268	227	178

Associates:

Oldelval (3)	Oil transportation by pipeline	Argentina	37.00%	58	47	36

Termap	Oil storage and shipment	Argentina	33.15%	20	24	15

Oiltanking (3)	Hydrocarbon transportation and storage	Argentina	30.00%	26	19	14

CDS (3)	Electric power generation and bulk marketing	Argentina	10.25%	28	27	25

YPF Gas	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Argentina	33.99%	34	30	20

Other companies:

Other	-	-	-	22	21	14

.				1,905	1,529	1,274

(1)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(2)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(3)	The dollar has been defined as the functional currency of this company.
(4)	Additionally, consolidates YPF Services USA Corp., YPF Brasil, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran, Lestery S.A., YPF Perú, YPF Ventures, Metroenergía and YPF Litio S.A.U.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 60

11.	INVENTORIES

	2022		2021		2020
Refined products	1,144		1,024		714
Crude oil and natural gas	449		366		393
Products in process	51		34		23
Raw materials, packaging materials and others	94		76		61

	1,738	(1)	1,500	(1)	1,191	(1)

(1)	As of December 31, 2022, 2021 and 2020, the cost of inventories does not exceed their net realizable value.

12.	OTHER RECEIVABLES

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	12	5	20	19	7	26
Tax credit and export rebates	152	349	148	142	110	120
Loans to third parties and balances with related parties (1)	10	31	10	16	10	13
Collateral deposits	-	5	-	34	25	26
Prepaid expenses	23	41	9	88	9	42
Advances and loans to employees	1	5	1	4	-	3
Advances to suppliers and custom agents (2)	-	165	-	150	-	102
Receivables with partners in JO	16	178	10	142	28	49
Insurance receivables	-	-	-	1	-	13
Miscellaneous	6	30	7	21	2	16

	220	809	205	617	191	410
Provision for other doubtful receivables	(15)	(1)	(15)	(1)	(16)	(1)

	205	808	190	616	175	409

(1)	See Note 36 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13.	TRADE RECEIVABLES

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	61	1,580	138	1,407	206	1,412
Provision for doubtful trade receivables	(55)	(76)	(95)	(102)	(105)	(125)

	6	1,504	43	1,305	101	1,287

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.
Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2022, 2021 and 2020:

	2022			2021			2020
	Non-current		Current	Non-current		Current	Non-current		Current
Balance at beginning of year	95		102	105		125	-		110
Increases charged to expenses	-		21	10		39	32		149
Decreases charged to income	-		(7)	-		(19)	-		(11)
Applications due to utilization	-		(7)	-		(25)	-		-
Reclassifications	-		-	-		-	78		(78)
Net exchange and Translation effect	(40)		(29)	(20)		(14)	(5)		(42)
Result from net monetary position (1)	-		(4)	-		(4)	-		(3)

Balance at the end of year	55	(2)	76	95	(2)	102	105	(2)	125

(1)
Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018. See Note 35.c.1).

F - 61
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

14.	INVESTMENT IN FINANCIAL ASSETS

	2022			2021			2020
	Non-current	Current		Non-current	Current		Non-current	Current
Investments at amortized cost
Public securities (1)	201	162		22	332		-	226
Private securities - NO	-	3		3	8		-	-
Term deposits	-	80	(2)	-	59	(2)	-	-

	201	245		25	399		-	226

Investments at fair value with changes in results
Public securities (1)	-	74		-	98		-	118

	-	74		-	98		-	118

	201	319		25	497		-	344

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

15.	CASH AND CASH EQUIVALENTS

	2022	2021	2020
Cash and banks (1)	369	223	177
Short-term investments (2)	68	94	62
Financial assets at fair value with changes in results (3)	336	294	411

	773	611	650

(1)	Includes balances granted as collateral. See Note 34.e).
(2)	Includes term deposits and other invetsments with the BNA for 10 and 24 as of December 31, 2021 and 2020, respectively.
(3)	See Note 6.

16.	PROVISIONS
Changes in the Group’s provisions for the fiscal years ended December 31, 2022, 2021 and 2020 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non- current		Current	Non- current	Current	Non- current		Current		Non- current	Current
Balance as of December 31, 2019	733		21	64	32	1,624		38		2,421	91

Increases charged to expenses	119	(3)	3	46	-	158		-		323	3
Decreases charged to income	(80)	(4)	(14)	(2)	-	(63)		-		(145)	(14)
Applications due to utilization	-		(2)	-	(13)	-		(18)		-	(33)
Reclassifications and other movements	(71)	(5)	15	(28)	28	(165)	(1)	(1)	(1)	(264)	42
Net exchange and Translation effect	(102)		-	(14)	(16)	-		-		(116)	(16)
Result from net monetary position (2)	-		-	-	-	-		-		-	-

Balance as of December 31, 2020	599		23	66	31	1,554		19		2,219	73

Increases charged to expenses	400	(6)	1	105	-	157		-		662	1
Decreases charged to income	(42)		(37)	-	-	(94)		-		(136)	(37)
Applications due to utilization	(7)		(7)	-	(22)	-		(19)		(7)	(48)
Reclassifications and other movements	(47)		42	(71)	71	(66)	(1)	98	(1)	(184)	211
Net exchange and Translation effect	(31)		-	(4)	(12)	-		-		(35)	(12)
Result from net monetary position (2)	-		-	-	-	-		-		-	-

Balance as of December 31, 2021	872		22	96	68	1,551		98		2,519	188

Increases charged to expenses	187	(6)	-	69	-	215		-		471	-
Decreases charged to income	(354)	(7)	-	(1)	-	(41)		-		(396)	-
Applications due to utilization	(12)		(35)	-	(48)	-		(56)		(12)	(139)
Reclassifications and other movements	(66)	(8)	35	(60)	60	179	(1)	89	(1)	53	184
Net exchange and Translation effect	(55)		-	(8)	(34)	-		-		(63)	(34)
Result from net monetary position (2)	(1)		-	-	-	-		-		(1)	-

Balance as of December 31, 2022	571		22	96	46	1,904		131		2,571	199

(1)	Includes 268, 32 and (166) corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2022, 2021 and 2020, respectively.
(2)
Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(3)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017.
(4)
Includes 45 corresponding to the recovery of liabilities with the regime of extended moratorium for periods 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.a.5).

(5)
Includes 37 reclassified as “Income tax liability” with the regime of extended moratorium for 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.a.5).

(6)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017.
(7)
Includes 30 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment for periods 2014-2017. See Note 16.a.5).

(8)
Includes 22 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5).

F - 62
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

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
16.a) Provision for lawsuits and contingencies
The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies recognized are described below:
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
On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM, respectively, executed settlement agreements terminating the various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, respectively, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct natural gas for export to the domestic market.
Under these settlement agreements, the parties, without admitting any facts or rights, waived all claims that as of the date they had or could reciprocally have and YPF undertook to pay: (i) AESU and SULGAS single and total amount of 60 (payment made on January 10, 2017); and (ii) TGM the sum of 114 (107 in an initial payment made on January 2, 2018 and the balance of 7 in 7 annual installments of 1 each, the first one maturing on February 1, 2018, and the balance on the same date of the following years). In addition, YPF agreed to pay TGM the sum of 13 (in 7 annual installments of 1.86 each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027.
As of the date of issuance of these consolidated financial statements, YPF has complied with the payment schedule agreed with TGM.

F - 63
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

•	Transportadora de Gas del Norte S.A. (“TGN”)
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
TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 totaling 30. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of 31, (ii) from July 20, 2010 to November 20, 2010 in the amount of 10, and (iii) from December 6, 2010 to January 4, 2011 in the amount of 3.
TGN also lodged a complaint for damages against YPF claiming the amount of 142, plus interest and legal fees for the termination of the transportation contract.
Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm natural gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of 231 plus interest and court fees.
On October 22, 2020, YPF filed appeals against the lower court’s decision regarding the claim filed for contract performance and the claim for damages.
On February 16, 2022, the Court of Appeals rendered judgment (i) confirming the lower court’s decision which ordered YPF to pay for unpaid invoices in the amount to be determined by the accounting expert designated at the stage of judgment enforcement; (ii) confirming that YPF was liable for damages in the amount of 231 plus interest, or its equivalent in Pesos at the selling exchange rate published by the BNA on the settlement date; (iii) reducing the applicable annual interest rate from 6% to 4%; and (iv) imposing payment of appeal costs on defendant in the case for damages and shared payment in the case for contract performance.
On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal. On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeal, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeal, and a complaint appeal was filed in relation to this last aspect on April 12, 2022. As of that date, the cases were under review at the CSJN in connection with the extraordinary and the complaint appeals that were filed.
On February 3, 2023, YPF and TGN entered into a settlement agreement for the sole and total amount of 190.6 payable by YPF in 4 consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, TGN and YPF waived all claims they had or could have had against each other until that date, making abstract the extraordinary appeals and complaints filed with the CSJN. On February 23, 2023, the agreement was submitted to the CSJN requesting its homologation.
16.a.3) Users and Consumers Association
The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.

F - 64
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

On December 28, 2015, the lower court rendered judgment admitting the claim for compensation from period between years 1993-1997 term filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.
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
On December 7, 2017, the Company was notified about the Court of Second Appeal’s judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 period under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to the item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.
It should be noted that the ruling confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the firm settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.
Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which was sustained and the court file was submitted to the CSJN, the enforcement of the Court of Appeals’ judgment still being suspended. As of the date of issuance of these consolidated financial statements, the extraordinary appeal has not been decided.
On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal. As of the date of issuance of these consolidated financial statements, the file continues at the National Attorney General’s Office.
16.a.4) Environmental claims

•	La Plata
In relation to the operation of the refinery owned by YPF in La Plata, there are certain judicial claims, mostly filed by neighbours of the area seeking (i) compensation for individual damages purportedly caused by the operation of La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned Refinery. Should these claims be sustained, they could demand additional invetsments related to the operation of La Plata Refinery.
In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the province of Buenos Aires, whereby it suggested the performance of a study for the characterization of environmental associated risks.

F - 65
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS” by its acronym in Spanish) of the province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law No. 24,145. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by said entity, which appoves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the Resolution. As of the date of issuance of these consolidated financial statements, the request has not yet been answered.
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
As regards with a fuel leak in the pipeline running from La Plata to Dock Sud (Progressive 37), currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works in progress conducted by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires.
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
The Company has recorded the cost for hydrocarbon well abandonment in accordance with the criteria detailed in Note 2.b.6) and, in the absence of a specific treatment of this matter in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon well abandonment costs in the calculation of this tax, based on the general criteria of the tax standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.

F - 66
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

The AFIP understands that the deduction of expenses for hydrocarbon well abandonment should be deferred until the taxpayer has the opportunity to actually proceed to well abandonment, once the wells have been exhausted, as it considers the abandonment of the well is the event triggering the accrual of hydrocarbon well abandonment expenses.
On the other hand, the Company, as well as other companies in the oil industry, understand that the substantial event generating costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.
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
On December 29, 2016, the Company was notified of 2 resolutions adjusting the income tax for fiscal years 2005 to 2009. On February 20, 2017, YPF filed the corresponding appeal to the TFN.
On June 15, 2018, the Company was notified of the final decision, whereby the income tax for fiscal year 2010 was adjusted. On July 10, 2018 the Company filed the corresponding appeal with the TFN.
On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense with the AFIP on December 21, 2018.
On May 6, 2019, AFIP General Resolution No. 4,477/2019, was published in the BO, establishing a payment facility plan in relation to the tax liabilities being heard at the TFN, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions.
The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and on June 19, 2019, adhered to the plan established by AFIP General Resolution No. 4,477/2019 for 131, finally settling the dispute corresponding to fiscals years 2005 to 2010 which was being heard at the TFN.
On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed before the AFIP its defense on March 17, 2020.
On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816/2020.
The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,562, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on November 30, 2020, adhered to the aforementioned plan, thus putting an end to the controversy corresponding to fiscal years 2011 to 2013 for 37. Likewise, it proceeded to refinance its debt for fiscal years 2005 to 2010 for 16, which had been regularized under the plan established under AFIP General Resolution No. 4,477/2019.
On June 9, 2021 YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.

F - 67
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,653, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on March 30, 2022, adhered to the aforementioned plan, thus putting an end to the controversy corresponding to fiscal years 2014 to 2017 for 21.
Regarding fiscal years following and including 2018, it should be noted that since the enactment of Law No. 27,430 “Tax Reform" in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.
16.a.6) Other pending litigation
During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.
16.b) Provision for environmental expenses and obligations for abandonment of hydrocarbon wells
Based on the Group’s current remediation plan, the Group has set up a provision for environmental liabilities where assessments and/or remedial actions are probable and can reasonably be estimated.

17.	INCOME TAX
The calculation of the income tax expense accrued for the years ended December 31, 2022, 2021 and 2020:

	2022		2021	2020
Current income tax	(31)		(18)	(15)
Deferred income tax	(810)		(681)	(247)

	(841)		(699)	(262)

Income tax - Well abandonment	19	(1)	-	78	(1)

	(822)		(699)	(184)

(1)	Corresponding to the effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment. See Note 16.a.5).
The reconciliation between the charge to net income for income tax for the years ended December 31, 2022, 2021 and 2020 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2022		2021		2020
Net profit / (loss) before income tax	3,056		715		(837)
Average tax rate	25.33%	(4)	34.55%	(4)	29.36%

Average tax rate applied to net profit / (loss) before income tax	(774)		(247)		246
Effect of the valuation of property, plant and equipment and intangible assets, net	154		501		(820)
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(112)		(500)		338
Effect of the valuation of inventories	(268)		(108)		(153)
Income on investments in associates and joint ventures	112		99		56
Effect of tax rate change	(25)	(2) (3)	(439)	(3)	41	(2)
Effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment	18		-		78
Interest related to the payment facility plan for the dispute associated to cost deduction for hydrocarbon wells abandonment.	-		-		(8)
Miscellaneous	73		(5)		38

Income tax	(822)		(699)		(184)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remedation of deferred income tax at the current rate. See Notes 2.b.15) and 35.e.1).
(3)	Corresponds to the effect of tax rate change on opening deferred tax balances at the rate prevailing at the time of reversal pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).
(4)	Corresponds to the projected average tax rate of YPF and its subsidiaries pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).

F - 68
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

17.	INCOME TAX (cont.)

Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2022, 2021 and 2020 is as follows:

	2022				2021				2020
	Non-current		Current		Non-current		Current		Non-current		Current
Income tax liability	26	(2)	27	(1)	29	(2)	13	(1)	42	(2)	9	(1)

(1)
Includes 6, 5 and 6 corresponding to the 12 installments of the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of December 31, 2022, 2021 and 2020, respectively (see Note 16.a.5)). Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 26, 29 and 42 corresponding to the remaining installments of the aforementioned regimes as of December 31, 2022, 2021 and 2020, respectively. See Note 16.a.5).

	2022	2021	2020
Deferred tax assets
Provisions and other non-deductible liabilities	154	380	175
Tax losses carryforward	167	27	983
Miscellaneous	1	16	20

	322	423	1,178

Deferred tax liabilities
Property, plant and equipment and others (1)	(1,020)	(1,526)	(1,724)
Adjustment for tax inflation (2)	(965)	(644)	(798)
Miscellaneous	(53)	(39)	(46)

Total deferred tax liabilities	(2,038)	(2,209)	(2,568)

Total Net deferred tax (3)	(1,716)	(1,786)	(1,390)

(1)	Includes the deferred tax corresponding to Property, Plant and Equipment, Intangible assets, Inventories, Right-of-use assets and Lease liabilities, net.
(2)	Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1).
(3)
Includes (86), (37) and (23) corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency which was charged to other comprehensive income and includes 965, 322 and 480 corresponding to the effect of the translation, as of December 31, 2022, 2021 and 2020, respectively.

Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. As of December 31, 2022, the Group has recognized tax loss carryforwards for 46 and 121 that can be offset with taxable profits until the years 2025 and 2027, respectively, in accordance with current tax laws.
In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and future projections for the years in which the deferred income tax assets are deductible, the Company believes that as of December 31, 2022 it is probable that the Group will realize all of the deferred income tax assets.
As of December 31, 2022, there are no deferred tax assets which are not recognized. As of December 31, 2021 and 2020, the credit for tax loss carryforwards not recognized by the Group amounted to 37 with expiration between 2022 and 2025, and to 11 with expiration between 2021 and 2025, respectively.
As of December 31, 2022, 2021 and 2020, the Group has classified as deferred tax assets 17, 19 and 33, respectively, and as deferred tax liability 1,733, 1,805 and 1,423, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.
On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category. This allow a higher deduction of the depreciation of income tax revalued assets, and therefore will affect the recording of the deferred income tax.

18.	TAXES PAYABLE

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	26	-	20	-	42
Withholdings and perceptions	-	46	-	32	-	22
Royalties	-	77	-	61	-	46
Tax on Fuels	-	-	-	7	-	37
IIBB	-	8	-	3	-	3
Miscellaneous	1	16	2	20	3	38

	1	173	2	143	3	188

F - 69
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

19.	SALARIES AND SOCIAL SECURITY

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	68	-	49	-	39
Bonuses and incentives provision	-	113	-	67	-	52
Vacation provision	-	77	-	70	-	57
Other employee benefits (1)	1	39	32	43	46	30

	1	297	32	229	46	178

(1)	Includes the voluntary retirement plan executed by the Group.

20.	LEASE LIABILITIES

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	272	294	276	266	288	263
These liabilities are discounted at the following rates:

Lease term	2022	Effective average monthly rate used	2021	Effective average monthly rate used	2020	Effective average monthly rate used
0 to 1 year	39	1.07%	32	0.80%	64	0.93%
1 to 2 years	198	1.54%	116	1.03%	125	0.76%
2 to 3 years	144	1.23%	150	1.15%	79	0.79%
3 to 4 years	81	1.28%	109	1.25%	115	0.87%
4 to 5 years	43	0.95%	42	0.96%	32	0.92%
5 to 9 years	45	0.79%	86	0.89%	94	0.92%
More than 9 years	16	0.82%	7	0.80%	42	0.82%

	566		542		551

Financial expenses accrued as of year ended December 31, 2022, 2021 and 2020, resulting from lease contracts, amount to 75, 57 and 84, respectively. From this accreation, 61, 46 and 70 were included in the “Financial Accretion” line in financial costs of the “Net Financial Results” item of the comprehensive statement of income and 14, 11 and 14 were capitalized in the “Property, Plant and Equipment”, for the years ended December 31, 2022, 2021 and 2020, respectively.
As of December 31, 2022, maturities of liabilities related to lease contracts are exposed on Note 4.
The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Balance at the beginning of the year	542	551	1,033

Leases increase	306	284	149
Financial accretions	75	57	84
Leases decrease	(15)	(46)	(380)	(2)
Payments	(341)	(302)	(331)
Exchange and Translation effect, net	(2)	(1)	(3)
Result from net monetary position (1)	1	(1)	(1)

Balance at the end of year	566	542	551

(1)
Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Includes decrease in liquefaction barge with Exmar. See Note 34.d).
Total charges recorded in comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset performance and/or use, amounted to 238, 115 and 167 as of December 31, 2022, 2021 and 2020, respectively.

F - 70
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS

					2022		2021		2020
	Interest rate (1)			Maturity	Non- current	Current	Non- current	Current	Non- current	Current
Pesos:
NO (4)	69.09%	-	69.18%	2023-2024	64	5	67	56	77	205
Export pre-financing		-		-	-	-	-	-	-	65
Loans	90.46%	-	90.83%	2024	46	25	136	70	64	81
Account overdraft	69.50%	-	72.00%	2023	-	71	-	8	-	-

					110	101	203	134	141	351

Currencies other than the Peso:
NO (2) (3)	1.50%	-	10.00%	2023-2047	5,594	828	6,206	541	5,905	739
Export pre-financing (5)	2.20%	-	5.50%	2023	-	22	12	42	150	305
Imports financing	6.72%	-	8.57%	2023	-	21	-	3	-	-
Loans	2.68%	-	19.75%	2023-2027	244	168	113	125	81	398

					5,838	1,039	6,331	711	6,136	1,442

					5,948	1,140	6,534	845	6,277	1,793

(1)	Nominal annual interest rate as of December 31, 2022.
(2)	Disclosed net of 9 and 4 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2022 and 2021, respectively.
(3)
Includes 523, 602 and 249 as of December 31, 2022, 2021 and 2020, respectively, of nominal value of negotiable obligations that will be canceled in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)
Includes 45 and 55 as of December 31, 2021 and 2020, respectively, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

(5)	Includes 2 and 57 as of December 31, 2021 and 2020, respectively, of pre-financing of exports granted by BNA, which accrue a 5.50% and 5.85%, respectively, weighted average rate.
The breakdown of the Group’s borrowings as of the fiscal year ended on December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Balance at beginning of the year	7,379	8,070	8,810

Proceeds from loans	402	963	1,803
Payments of loans	(780)	(1,653)	(2,283)
Payments of interest	(543)	(615)	(873)
Account overdraft, net	71	8	2
Accrued interest (1)	680	701	824
Net exchange differences and translation	(113)	(70)	(237)
Result from debt exchange	-	(21)	29
Result from net monetary position (2)	(8)	(4)	(5)

Balance at the end of the year	7,088	7,379	8,070

(1)	Includes capitalized financial costs.
(2)
Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

F - 71
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2022		2021		2020
Month	Year	Principal Value		Ref.	Class	Interest rate (3)		Principal Maturity	Non- current	Current	Non- current	Current	Non- current	Current

YPF
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	15	-	15	-	15	-
April, February, October	2014/15/16	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	346	273	606	278	1,522	32
September	2014	$	1,000	(2) (6) (7)	Class XXXIV	BADLAR + 0.1%	69.09%	2024	1	1	3	2	6	3
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	1,132	41	1,132	41	1,500	54
October	2015	$	2,000	(2) (6) (7)	Class XLIII	BADLAR	69.18%	2023	-	4	6	7	16	9
March, January	2016/20	$	5,455	(2) (4) (6)	Class XLVI	-	-	-	-	-	-	-	-	73
March	2016	US$	1,000	(2) (6)	Class XLVII	-	-	-	-	-	-	-	-	423
May	2017	$	4,602	(2) (6) (8)	Class LII	-	-	-	-	-	-	47	55	1
July, December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	818	25	816	25	1,010	31
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	529	1	533	2	741	2
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	397	-	397	-	498	-
January	2020	$	2,112	(6) (9)	Class V	-	-	-	-	-	-	-	-	27
January, March	2020	$	5,006	(6) (9)	Class VI	-	-	-	-	-	-	-	-	64
January	2020	US$	10	(5) (6) (9)	Class VII	-	-	-	-	-	-	-	-	10
March	2020	US$	9	(6) (9)	Class VIII	-	-	-	-	-	-	-	-	9
March	2020	US$	4	(6) (9)	Class IX	-	-	-	-	-	-	-	-	4
May	2020	US$	93	(5) (6) (9)	Class XI	-	-	-	-	-	-	-	-	94
June	2020	US$	78	(5) (6) (9)	Class XII	-	-	-	-	-	-	75	78	-
July	2020	US$	543	(6) (9)	Class XIII	Fixed	8.50%	2025	127	90	211	91	473	80
December, February	2020/21	US$	143	(5) (6) (9)	Class XIV	Fixed	2.00%	2023	-	139	143	-	68	-
December	2020	$	2,316	(6) (9)	Class XV	-	-	-	-	-	-	-	-	28
February	2021	US$	775	(6) (9)	Class XVI	Fixed	4.00%	2026	542	238	740	9	-	-
February	2021	US$	748	(6) (9)	Class XVII	Fixed	2.50%	2029	760	-	716	-	-	-
February	2021	US$	576	(6) (9)	Class XVIII	Fixed	1.50%	2033	544	10	513	10	-	-
February	2021	$	4,128	(6) (9) (10)	Class XIX	Fixed	3.50%	2024	63	-	58	-	-	-
July	2021	US$	384	(4) (5) (9)	Class XX	Fixed	5.75%	2032	384	11	384	10	-	-

									5,658	833	6,273	597	5,982	944

(1)	Corresponds to the 1997 M.T.N. Program for 1,000.
(2)	Corresponds to the 2008 M.T.N. Program for 10,000.
(3)	Nominal annual Interest rate as of December 31, 2022.
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
(7)
NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program for an amount of 7,215.
(10)	The payment currency of this issue is the peso at the UVA value applicable in accordance with the conditions of the relevant issued series.

F - 72
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS (cont.)

Exchange of NO
On July 2, 2020, YPF offered Class XIII NO denominated in dollars, accruing interest at a fixed rate of 8.5% redeemable, maturing in 2025, for a nominal value of up to 950 and a payment of 100 in cash for each 1,000 in principal amount, to be issued in exchange for Class XLVII NO issued on March 23, 2016 for a nominal value of 1,000, maturing in 2021.
In addition, on July 13, 2020, YPF announced certain changes related to the offering, offering Class XIII NO for a nominal value of up to 925 and a payment of 125 in cash for each 1,000 in principal amount.
On July 31, 2020, the operation final close. The nominal value of the Class XLVII NO submitted to the exchange amounted to 587.3, representing an adhesion of 58.73%. As a result of the transaction, YPF issued Class XIII NO for 542.8 and paid approximately 90 in cash (including accrued and unpaid interests on Class XLVII NO).
YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification in accordance with IFRS 9 due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 29 in the fiscal year ended December 31, 2020 (see Note 28).
In the context of the foreign exchange restrictions established by BCRA (see Note 35.g)) and complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021, and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (“Existing Negotiable Obligations”), for new Classes XVI, XVII and XVIII NOs (“New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.
The New Negotiable Obligations contain covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.
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

F - 73
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS (cont.)

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of 775.8, 747.8 and 575.6, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

-	Class XLVII NO for a principal amount of 247.3.

-	Class XXVIII NO for a principal amount of 656.4.

-	Class XIII NO for a principal amount of 201.7.

-	Class XXXIX NO for a principal amount of 368.2.

-	Class LIII NO for a principal amount of 190.7.

-	Class I NO for a principal amount of 101.0.

-	Class LIV NO for a principal amount of 213.4.
YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 due to the fact that the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 21 in the fiscal year ended December 31, 2021 (see Note 28).

22.	OTHER LIABILITIES

	2022		2021			2020
	Non-current	Current	Non-current	Current		Non-current		Current
Extension of concessions	18	7	8	8		8		8
Liabilities for contractual claims	1	1	1	26	(1)	27	(1)	86	(1)
Miscellaneous	-	4	-	-		-		14

	19	12	9	34		35		108

(1)	See Note 34.d).

23.	ACCOUNTS PAYABLE

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,498	8	1,880	8	1,627
Guarantee deposits	1	5	-	7	-	9
Payables with partners of JO	1	50	1	60	-	60
Miscellaneous	-	11	-	16	-	21

	6	2,564	9	1,963	8	1,717

(1)	For more information about related parties, see Note 36.

24.	REVENUES

	2022	2021	2020
Sales of goods and services	18,437	13,384	9,556
National Government incentives (1)	320	298	134

	18,757	13,682	9,690

(1)	See Note 36.
The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers and the Group’s income is derived from National Government incentives.

F - 74
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

•	Breakdown of revenues
Type of good or service

	2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	6,837	-	-	6,837
Gasolines	-	3,460	-	-	3,460
Natural Gas (1)	-	16	1,881	-	1,897
Crude Oil	-	76	-	-	76
Jet fuel	-	1,031	-	-	1,031
Lubricants and by-products	-	608	-	-	608
Liquefied Petroleum Gas	-	472	-	-	472
Fuel oil	-	198	-	-	198
Petrochemicals	-	495	-	-	495
Fertilizers and crop protection products	-	835	-	-	835
Flours, oils and grains	-	773	-	-	773
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	102	-	-	102
Income from services	-	-	-	120	120
Income from construction contracts	-	-	-	135	135
Virgin naphtha	-	203	-	-	203
Petroleum coke	-	405	-	-	405
LNG Regasification	-	-	43	-	43
Other goods and services	51	215	180	129	575

	51	15,898	2,104	384	18,437

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	4,498	-	-	4,498
Gasolines	-	2,742	-	-	2,742
Natural Gas (1)	-	15	1,711	-	1,726
Crude Oil	-	63	-	-	63
Jet fuel	-	337	-	-	337
Lubricants and by-products	-	531	-	-	531
Liquefied Petroleum Gas	-	458	-	-	458
Fuel oil	-	209	-	-	209
Petrochemicals	-	476	-	-	476
Fertilizers and crop protection products	-	520	-	-	520
Flours, oils and grains	-	629	-	-	629
Asphalts	-	116	-	-	116
Goods for resale at gas stations	-	70	-	-	70
Income from services	-	-	-	79	79
Income from construction contracts	-	-	-	123	123
Virgin naphtha	-	172	-	-	172
Petroleum coke	-	191	-	-	191
LNG Regasification	-	-	43	-	43
Other goods and services	49	118	98	136	401

	49	11,145	1,852	338	13,384

F - 75
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	3,392	-	-	3,392
Gasolines	-	1,810	-	-	1,810
Natural Gas (1)	-	9	1,407	-	1,416
Crude Oil	-	198	-	-	198
Jet fuel	-	236	-	-	236
Lubricants and by-products	-	307	-	-	307
Liquefied Petroleum Gas	-	188	-	-	188
Fuel oil	-	187	-	-	187
Petrochemicals	-	288	-	-	288
Fertilizers and crop protection products	-	322	-	-	322
Flours, oils and grains	-	439	-	-	439
Asphalts	-	46	-	-	46
Goods for resale at gas stations	-	46	-	-	46
Income from services	-	-	-	45	45
Income from construction contracts	-	-	-	100	100
Virgin naphtha	-	93	-	-	93
Petroleum coke	-	78	-	-	78
LNG Regasification	-	-	75	-	75
Other goods and services	33	107	108	42	290

	33	7,746	1,590	187	9,556

(1)	Includes 1,473, 1,313 and 1,001 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2022, 2021 and 2020, respectively.
Sales Channels

	2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	6,673	-	-	6,673
Power Plants	-	13	433	-	446
Distribution Companies	-	-	266	-	266
Retail distribution of natural gas	-	-	378	-	378
Industries, transport and aviation	-	3,890	804	-	4,694
Agriculture	-	2,697	-	-	2,697
Petrochemical industry	-	722	-	-	722
Trading	-	901	-	-	901
Oil Companies	-	688	-	-	688
Commercialization of LPG	-	177	-	-	177
Other sales channels	51	137	223	384	795

	51	15,898	2,104	384	18,437

F - 76
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	4,898	-	-	4,898
Power Plants	-	131	485	-	616
Distribution Companies	-	-	255	-	255
Retail distribution of natural gas	-	-	382	-	382
Industries, transport and aviation	-	2,104	589	-	2,693
Agriculture	-	1,917	-	-	1,917
Petrochemical industry	-	671	-	-	671
Trading	-	576	-	-	576
Oil Companies	-	570	-	-	570
Commercialization of LPG	-	149	-	-	149
Other sales channels	49	129	141	338	657

	49	11,145	1,852	338	13,384

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	3,439	-	-	3,439
Power Plants	-	197	191	-	388
Distribution Companies	-	-	410	-	410
Retail distribution of natural gas	-	-	391	-	391
Industries, transport and aviation	-	1,256	415	-	1,671
Agriculture	-	1,303	-	-	1,303
Petrochemical industry	-	330	-	-	330
Trading	-	575	-	-	575
Oil Companies	-	367	-	-	367
Commercialization of LPG	-	94	-	-	94
Other sales channels	33	185	183	187	588

	33	7,746	1,590	187	9,556

Target Market
Sales contracts in the domestic market resulted in 16,100, 11,776 and 8,332 for the years ended December 31, 2022, 2021 and 2020, respectively.
Sales contracts in the international market resulted in 2,337, 1,608 and 1,224 for the years ended December 31, 2022, 2021 and 2020, respectively.

•	Contract balances
The following table reflects information regarding credits, contract assets and contract liabilities:

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	51	1,490	116	1,334	183	1,176
Contract assets	-	1	-	13	-	10
Contract liabilities	-	77	-	130	-	81

F - 77
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

Contract assets are mainly related to the work carried out by the Group under the construction contracts.
Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.
During the years ended on December 31, 2022, 2021 and 2020, the Group has recognized 117, 64 and 101, respectively, in revenues from contracts with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of each year.

25.	COSTS

	2022	2021	2020
Inventories at the beginning of the fiscal year	1,500	1,191	1,346
Purchases	6,212	4,052	2,326
Production costs (1)	7,704	6,880	6,183
Translation differences	(13)	(6)	(8)
Adjustment for inflation (2)	19	12	7
Inventories at the end of the fiscal year	(1,738)	(1,500)	(1,191)

	13,684	10,629	8,663

(1)	See Note 26.
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

26.	EXPENSES BY NATURE
The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2022, 2021 and 2020:

	2022
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	781	222	116		11	1,130
Fees and compensation for services	46	194	32		1	273
Other personnel expenses	202	19	11		1	233
Taxes, charges and contributions	121	13	954	(1)	-	1,088
Royalties, easements and fees	1,026	-	2		3	1,031
Insurance	71	3	2		-	76
Rental of real estate and equipment	140	1	11		-	152	(3)
Survey expenses	-	-	-		18	18
Depreciation of property, plant and equipment	2,400	61	90		-	2,551
Amortization of intangible assets	29	14	-		-	43
Depreciation of right-of-use assets	202	-	12		-	214
Industrial inputs, consumable materials and supplies	454	2	10		-	466
Operation services and other service contracts	383	10	52		4	449	(3)
Preservation, repair and maintenance	1,206	25	44		1	1,276	(3)
Unproductive exploratory drillings	-	-	-		26	26
Transportation, products and charges	473	-	434		-	907	(3)
Provision for doubtful trade receivables	-	-	14		-	14
Publicity and advertising expenses	-	82	21		-	103
Fuel, gas, energy and miscellaneous	170	11	91		-	272	(3)

	7,704	657	1,896		65	10,322

(1)	Includes 251 corresponding to export withholdings and 567 corresponding to Turnover Tax.
(2)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 27.
(3)	Includes 63 and 104 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

F - 78
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

26.	EXPENSES BY NATURE (cont.)

	2021
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	537	148	84		4	773	(4)
Fees and compensation for services	47	136	29		-	212
Other personnel expenses	140	12	6		1	159
Taxes, charges and contributions	118	7	757	(1)	1	883
Royalties, easements and fees	831	-	1		2	834
Insurance	74	5	2		-	81
Rental of real estate and equipment	125	-	12		-	137	(3)
Survey expenses	-	-	-		3	3
Depreciation of property, plant and equipment	2,670	60	86		-	2,816
Amortization of intangible assets	38	12	1		-	51
Depreciation of right-of-use assets	190	-	11		-	201
Industrial inputs, consumable materials and supplies	370	4	9		-	383
Operation services and other service contracts	388	8	51		6	453	(3)
Preservation, repair and maintenance	905	20	23		1	949	(3)
Unproductive exploratory drillings	-	-	-		10	10
Transportation, products and charges	359	-	309		-	668	(3)
Provision for doubtful trade receivables	-	-	30		-	30
Publicity and advertising expenses	-	43	18		-	61
Fuel, gas, energy and miscellaneous	88	15	78		2	183	(3)

	6,880	470	1,507		30	8,887

(1)	Includes 206 corresponding to export withholdings and 450 corresponding to Turnover Tax (see Note 2.d)).
(2)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 19.
(3)	Includes 40 and 58 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(4)	Includes 18 corresponding to Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 36.

	2020
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	563	178	98		11	850	(4)
Fees and compensation for services	37	118	22		-	177
Other personnel expenses	120	11	5		1	137
Taxes, charges and contributions	87	5	530	(1)	1	623
Royalties, easements and fees	610	-	1		1	612
Insurance	74	5	2		-	81
Rental of real estate and equipment	95	-	29		-	124	(3)
Survey expenses	-	-	-		7	7
Depreciation of property, plant and equipment	2,319	58	83		-	2,460
Amortization of intangible assets	40	7	1		-	48
Depreciation of right-of-use assets	241	-	13		-	254
Industrial inputs, consumable materials and supplies	312	2	6		-	320
Operation services and other service contracts	501	8	46		8	563	(3)
Preservation, repair and maintenance	689	17	21		1	728	(3)
Unproductive exploratory drillings	-	-	-		49	49
Transportation, products and charges	299	-	237		-	536	(3)
Provision for doubtful trade receivables	-	-	170		-	170
Publicity and advertising expenses	-	31	9		-	40
Fuel, gas, energy and miscellaneous	196	27	51		1	275	(3)

	6,183	467	1,324		80	8,054

(1)	Includes 134 corresponding to export withholdings and 322 corresponding to Turnover Tax (see Note 2.d)).
(2)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 22.
(3)	Includes 59 and 76 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(4)	Includes 18 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 36.

F - 79
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

27.	OTHER NET OPERATING RESULTS

	2022	2021	2020
Result for sale of participation in areas (1)	-	21	192
Result from sale of assets held for disposal	-	57	-
Lawsuits	145	(341)	(70)
Insurance	-	15	56
Result for contractual commitment Exmar (2)	-	-	(105)
Miscellaneous	5	16	20

	150	(232)	93

(1)	See Note 34.b).
(2)	See Note 34.d).

28.	NET FINANCIAL RESULTS

	2022	2021	2020
Financial income
Interest income	319	164	100
Exchange differences	1,826	641	1,297
Financial accretion	43	99	95

Total financial income	2,188	904	1,492

Financial costs
Interest loss	(712)	(749)	(915)
Exchange differences	(1,285)	(393)	(804)
Financial accretion	(318)	(266)	(247)

Total financial costs	(2,315)	(1,408)	(1,966)

Other financial results
Results on financial assets at fair value with changes in profit or loss	118	105	42
Results from derivative financial instruments	(9)	(10)	(11)
Result from net monetary position	146	117	90
Results from transactions with financial assets	-	-	143
Result from financial instruments exchange (1)	-	-	18
Result from debt exchange (2)	-	21	(29)

Total other financial results	255	233	253

Total net financial results	128	(271)	(221)

(1)	See Note 6.
(2)	See Note 21.

29.	INVESTMENTS IN JOINT OPERATIONS
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

F - 80
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

29.	INVESTMENTS IN JOINT OPERATIONS (cont.)

The assets and liabilities as of December 31, 2022, 2021 and 2020, and main expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2022	2021	2020
Non-current assets (1)	4,221	3,497	3,360
Current assets	157	113	73

Total assets	4,378	3,610	3,433

Non-current liabilities	294	270	251
Current liabilities	514	356	257

Total liabilities	808	626	508

Production cost	1,435	1,412	1,240
Exploration expenses	2	1	4

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.
As of December 31, 2022, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro y Aguada Pichana Oeste	Neuquén	30.00%	Pan American Energy LLC
Aguada Pichana Este - Área Vaca Muerta	Neuquén	22.50%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
Bajada Añelo	Neuquén	50.00%	O&G Developments LTD S.A.
Bajo del Toro	Neuquén	50.00%	YPF
Bandurria Sur (1)	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
CAN 100 (1)	Argentine Government	35.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Government	50.00%	YPF
CAN 114	Argentine Government	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Magallanes	Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
MLO 123	Argentine Government	37.50%	Total Austral S.A.
Narambuena (1)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Yacimiento La Ventana - Río Tunuyán	Mendoza	70.00%	YPF

(1)	See Note 34.b).

F - 81
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

30.	SHAREHOLDERS’ EQUITY
The Company’s capital as of December 31, 2022, is 3,915 and 18 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.
As of December 31, 2022, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government will be required for: (i) mergers; (ii) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside the Argentine Republic. Items (iii) and (iv) will also require prior approval by the Argentine Congress.
Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.
Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the class D Shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Provinces.
During the fiscal years ended December 31, 2022 and 2020, the Company has repurchased 1,888,798 and 737,378 of its own shares issued for an amount of 28 and 6, respectively, for purposes of compliance with the share-based benefit plans (see Note 37). During the fiscal year ended December 31, 2021, the Company has not repurchased its own shares.

31.	EARNINGS PER SHARE
The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2022	2021	2020
Net profit / (loss)	2,228	26	(1,004)
Average number of shares outstanding	392,719,453	392,792,602	392,555,569
Basic and diluted earnings per share	5.67	0.07	(2.56)
Basic and diluted earnings per share are calculated as shown in Note 2.b.13).

32.	ISSUES RELATED TO MAXUS ENTITIES
32.a) Legal proceedings
32.a.1) Introduction
At the time of its acquisition by YPF in 1995, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (“TS”), Maxus International Energy Company (“MIEC”), Maxus (US) Exploration Company (“MUSE”) and Gateway Coal Company (“Gateway”) and together with Maxus, TS, MIEC and MUSE, the “Maxus Entities”), would have certain liabilities related to former operations of a previous Maxus subsidiary: Diamond Shamrock Chemicals Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, the Maxus Entities have been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, as described in Note 32.a.2).

F - 82
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

In June 2016, each of the Maxus Entities filed a voluntary petition under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying the cross-claims described in Note 32.a.2.ii). In December 2016, as part of their reorganization process, the Maxus Entities, in their capacity as debtors, filed their proposed plan of liquidation (“Liquidation Plan”) in accordance with the United States Bankruptcy Code. In March 2017 the Maxus Entities and the creditors committee of the Maxus Entities (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated, among other matters, the creation of a liquidating trust (“Liquidating Trust”) and the cancellation of the equity participations of YPF Holdings and YCLH Holdings, Inc (“YCLH Holdings”, formerly CLH Holdings, Inc.) in the Maxus Entities. The Bankruptcy Court approved the Alternative Plan in May 2017, which was confirmed and became effective in July 2017.
In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, YPF Holdings, YCLH Holdings and YPF International (collectively, the “YPF Defendants”), as well as other entities not related to the YPF Defendants, claiming alleged damages in an amount up to 14,000, on the basis of allegations of fraudulent transfers and alter ego liability of the YPF Defendants in connection with corporate restructuring transactions of the Maxus Entities. Throughout the 1990s and 2000s decades, certain restructuring transactions were carried out in respect of the international operations of the Group, including certain operations by the companies that currently make up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of such international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable, and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of their liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants reject these allegations made by the Liquidating Trust for considering them without merit and have obtained a partial summary judgment decision from the Bankruptcy Court in their favor, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust related to the alleged alter ego damages, as described in Note 32.a.4). The YPF Defendants will continue defending themselves in compliance with applicable legal procedures and available defenses.
32.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code
As described in Note 32.b), following the petition filed by the Maxus Entities with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, YPF Holdings is no longer able to exercise its power over such entities to significantly influence on their operations and results. As a result, as of the filing date by the Maxus Entities under Chapter 11 of the United States Bankruptcy Code, the Company only has access to information regarding administrative and judicial proceedings against the Maxus Entities that is published by the competent authorities and/or that is publicly filed by the parties involved in such proceedings, including information published by the United States Environmental Protection Agency (“EPA”).

F - 83
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

The development of these administrative and judicial proceedings was relevant to the Company in light of the Liquidating Trust’s request to the Bankruptcy Court that the YPF Defendants be found liable for all liabilities and contingencies of the Maxus Entities, including those that might eventually arise in the future as a result of such proceedings (“all liabilities” theory). However, as described in Note 32.a.4), on June 22, 2022, the Bankruptcy Court granted partial summary judgment in favor of the YPF Defendants, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust relating to the alleged alter ego damages. In rejecting the “all liabilities” theory, the Bankruptcy Court agreed with the YPF Defendants that the alleged alter ego damages required evidence of causation and, therefore, the Liquidating Trust must prove that the claimed damages were caused by the alleged alter ego conduct. As a result, as the potential liability of the YPF Defendants would be limited to the alleged damages caused by them to the Maxus Entities, and not to the liabilities and contingencies of the Maxus Entities generally, this Note 32.a.2) presents a summary of the background to the Maxus Entities’ filing with the Bankruptcy Court solely for the purposes of setting forth the historical context of this claim, and such summary does not represent and should not be construed as an exhaustive presentation of the ongoing administrative and judicial proceedings and claims against the Maxus Entities.
32.a.2.i) Environmental administrative matters
In 1986 at the time of the sale of Chemicals to Occidental, TS (formerly Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Maxus Entities filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant in the Lister Site continued to be owned by TS. Occidental alleges that under the sale agreement, Maxus would have made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals’ or Occidental’s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Maxus Entities, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay, which gave rise to, among others, those mentioned below:

-	2014 Feasibility Study and 2016 Record of Decision (“ROD”) issued by the EPA for the environmental remediation of the lower 8.3 miles of the Passaic River;
-	Removal actions next to the Lister Site undertaken by TS under the 2008 consent agreement with the EPA;
-
2019 remedial investigation report for the lower 17 miles of the Passaic River, 2020 feasibility study for the lower 17 miles of the Passaic River, and 2021 ROD issued by the EPA for the upper 9 miles of the Passaic River;

-	Feasibility study for the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers.
As of the date of issuance of these consolidated financial statements, certain administrative proceedings are still in progress.
32.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River
In relation to the alleged contamination in the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005 the DEP sued Maxus, TS, YPF, YPF Holdings, YCLH Holdings, Repsol and other companies, including Occidental (later adding YPF International), before the New Jersey Court seeking remediation of natural resources damages and punitive damages and other matters. The defendants made responsive pleadings and filings.
In 2008 Occidental filed cross-claims before the New Jersey Court alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF, YPF Holdings, YCLH Holdings and Repsol (later adding YPF International) were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.

F - 84
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

In 2013 the DEP entered into a proposed settlement agreement with YPF, YPF Holdings, YPF International, YCLH Holdings, Maxus and TS (“Settlement Agreement”). The proposal of the Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, YCLH Holdings, Maxus and TS, recognizing a limited liability of up to 400 collectively, for these and other participants in the litigation if they are found responsible. In return, Maxus would make cash payment of 65 at the time of approval of the Settlement Agreement.
Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay 65 (and subject to the same 400 limitation described above).
In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of 65.
Additionally, on December 16, 2014, the New Jersey Court approved the settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of 190 and a sum amounting up to 400 to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.
Following the signing of the aforementioned settlement and compromise agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF, YPF International, YPF Holdings, YCLH Holdings and Repsol) were pending resolution by the New Jersey Court.
However, such cross-claims were stayed as of June 17, 2016, when Maxus, TS, and other affiliated companies each filed a voluntary petition under Chapter 11 with the Bankruptcy Court, as described in Note 32.a.3). On June 28, 2016, at Occidental’s request, the New Jersey Court transferred all remaining claims in the Passaic River litigation from the New Jersey Court to the Bankruptcy Court.
32.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code
On June 17, 2016, each of the Maxus Entities filed a voluntary petition under the United States Bankruptcy Code with the United States Bankruptcy Court. In this context, the Maxus Entities entered into an agreement (the “2016 Agreement”) with YPF, YPF Holdings, YCLH Holdings, YPF International and YPF Services USA Corp (“YPF Services”), (together, the “YPF Entities”), to settle all of the Maxus Entities’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.
The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to 63.1 (“DIP Loan”) to finance the Maxus Entities’ activities during a bankruptcy case, and (ii) a payment of 130 to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Maxus Entities might have against the YPF Entities.
On December 29, 2016, the Maxus Entities filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Plan foresaw a 130 Settlement Payment under the 2016 Agreement and provided that, if the 2016 Agreement was approved, portions of the 130 Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Maxus Entities would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the 130 Settlement Payment.
The Liquidation Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the 2016 Agreement. In that scenario, the Maxus Entities’ claims against YPF Entities, including the alter-ego claims, would be transferred into a liquidating trust.
On March 28, 2017, the Maxus Entities and the Creditors Committee submitted the Alternative Plan, which did not include the 2016 Agreement with the YPF Entities.

F - 85
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

Under the Alternative Plan, the Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Maxus Entities. As such Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, on April 10, 2017 YPF Holdings sent a Note giving notice that this situation constituted an event of default under the DIP Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts
(
12
)

under the terms of the DIP Loan, which were subsequently returned to YPF Holdings.
On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 32.a.4) hereafter.
32.a.4) Claim of the Liquidating Trust
On June 14, 2018, the Liquidating Trust filed a lawsuit against the YPF Defendants and other companies not related to the YPF Defendants (Repsol Exploración, S.A., Repsol USA Holdings Corp, Repsol E&P USA, Inc., Repsol Offshore E&P USA, Inc., Repsol E&P T&T Limited, and Repsol Services Co. (collectively, the “Repsol Defendants”)) before the Bankruptcy Court, claiming alleged damages of up to 14, on the basis of allegations of fraudulent transfers and liability of the YPF Defendants as the Maxus Entities’ alter ego (“Liquidating Trust’s Claim”). As described above, throughout the 1990s and 2000s decades, several restructuring operations were carried out in respect of the international operations of the Group, including operations of companies that today make up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of the Maxus Entities’ liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants rejected such allegations and filed a motion to dismiss the Liquidating Trust’s Claim (“Motion to Dismiss”).
Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, the Repsol Defendants also filed a motion requesting that the Bankruptcy Court dismiss the Liquidating Trust’s Claim. On February 15, 2019, the Bankruptcy Court denied both motions.
On March 1, 2019, the YPF Defendants filed an appeal of the order dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019 and the parties proceeded to the discovery process.
While the aforementioned appeal was still being heard, on April 1, 2019, the YPF Defendants on one hand, and the Repsol Defendants, on the other hand, answered the complaint initiated by the Liquidating Trust.
Within the framework of the Liquidating Trust’s Claim, during 2019 and 2020 court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which is to have a matter handled by a bankruptcy court be transferred to an ordinary court of the respective district, (ii) the discovery process, (iii) the filing of a motion to disqualify against the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.
On March 23, 2020, the District Court for the District of Delaware rejected the motions to withdraw the reference raised by the YPF Defendants and the Repsol Defendants.
With regard to the discovery process, the judicial activity mainly included proceedings related to the definition of the documentary and testimonial evidence to be produced in the process. The discovery process substantially concluded on October 21, 2021, and the expert discovery process concluded on April 8, 2022.

F - 86
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

With regard to the motion to disqualify the attorneys of the Liquidating Trust, on December 19, 2020, the YPF Defendants filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust based on the Company’s understanding that such law firm might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised the YPF Defendants in this process.
On April 6, 2021, the Bankruptcy Court denied such motion for disqualification, a decision that was appealed by the YPF Defendants before the Court of Appeals for the Third Circuit.
On September 9, 2022, the Court of Appeals for the Third Circuit issued a decision affirming the Bankruptcy Court’s decision dismissing the motion for disqualification.
On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against the YPF Defendants and the Repsol Defendants. That motion did not request the entry of a monetary judgment at that time, acknowledging that certain issues should be resolved at trial.
On April 27, 2022, the YPF Defendants and the Repsol Defendants filed their motions for summary judgment as well as their respective objections to the motion for summary judgment filed by the Liquidating Trust.
On June 13, 2022, a hearing was held before the Bankruptcy Court for the presentation of the oral arguments related to motions for summary judgment. On June 22, 2022, the Bankruptcy Court rejected the motion for summary judgment filed by the Liquidating Trust stating, among other considerations, that there are relevant matters of fact in dispute that should be settled at the trial stage. The Bankruptcy Court also partially granted summary judgment in favor of the YPF Defendants rejecting the “all liabilities” theory (responsibility for all Maxus Entities’ liabilities and contingencies) proposed by the Liquidating Trust in relation to the claimed alter ego damages. Upon rejecting the “all liabilities” theory proposed by the Liquidating Trust, the Bankruptcy Court concurred with the YPF Defendants that the damages claimed by alter ego require evidence of causality, and, therefore, the Liquidating Trust will have to prove that the damages claimed were caused by the purported alter ego behavior. The Bankruptcy Court also stated that the liability for the alleged alter ego behavior of the YPF Defendants and the Repsol Defendants is an issue that has to be first settled at the trial stage before the amount of damages, if any, can be analyzed.
On September 30, 2022, the Bankruptcy Court confirmed the dates proposed by the parties for trial during the months of March and April 2023. On January 3, 2023, the parties jointly requested a stay of all deadlines and suspension of trial dates, with new trial dates to be held for the period between June 19, 2023, and July 31, 2023. The Bankruptcy Court granted the request that same day. The judgment issued by the Bankruptcy Court at the end of the trial phase may be appealed by the parties, and the appeal may cover the issues decided both in summary judgment and in trial.
As the process moves forward and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue analyzing the status of the case and its potential impact on the Group’s results and financial position. The Company, together with the YPF Defendants, will continue defending itself in compliance with applicable legal procedures and available defenses.
32.b) Accounting matters
In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 32.a.2), the Company considered this an event that required reconsideration of whether the consolidation of the Maxus Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.

F - 87
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

Generally, when an entity files a reorganization petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.
The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Maxus Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the voluntary filing of the reorganization petition under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases filed with the Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the United States Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s cases, the directors of the Maxus Entities do not have absolute discretion, since any decision outside the ordinary course of business of the Maxus Entities will be subject to the approval of the Bankruptcy Court.
Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.
Additionally, the Alternative Plan approved by the Bankruptcy Court was confirmed and became effective in July 2017, pursuant to which the equity participations of YPF Holdings and YCLH Holdings in the Maxus Entities were cancelled, and, accordingly, these companies ceased having any participation in the Maxus Entities.
In view of the foregoing, the Company understands that it is no longer able to exercise its power over the Maxus Entities to significantly influence on the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.

33.	CONTINGENT ASSETS AND LIABILITIES
The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. Based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in section 33.b).
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

F - 88
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

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
Concessionary companies in the Northwest Basin areas
On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the Court. On April 19, 2017, YPF was notified of the Court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect.
Concessionary companies in the Golfo San Jorge Basin areas
YPF filed a legal defect exception. Based on such filing the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the Company, which will be resolved when notice of process has been served on, and the complaint has been answered by, all the defendant companies. On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated. On March 29, 2021, the Court of Appeals confirmed the first instance judgment. This decision has not been appealed by the plaintiff, and therefore is a final and conclusive judgment.
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
On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment dated June 23, 2020, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

F - 89
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo
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
Through its judgment dated July 8, 2008, the CSJN:

-
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

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the environmental damage will continue being heard by that Court.
In addition to the comments included in Note 16.a.4) related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.
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
Regarding the environmental damage to the aquifer surrounding the Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.

F - 90
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

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

F - 91
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

On December 3, 2021, in response to the Plaintiffs’ Damages Report, YPF and the Republic submitted, together with other expert reports, an expert report to rebut the damages report submitted by the plaintiffs (the “Rebuttal Report”), concluding that there are no damages to Petersen or Eton Park, even if the District Court were to ultimately find YPF and the Republic liable. The Rebuttal Report also concludes that, even if the District Court were to find YPF and the Republic liable and reject their approach, and instead accept the approach proposed by the plaintiffs, the plaintiffs’ methodology for calculating damages is flawed, and includes alternative calculations that correct certain issues in the plaintiffs’ expert’s methodology. Correcting the tender offer notification date assumed by plaintiffs’ expert (for purposes of calculation only) would result in damages estimated at 5,200 (excluding interest and certain ancillary claims) or 3,500 (excluding interest and certain ancillary claims), assuming tender offer notification dates to be April 16, 2012 or May 7, 2012, respectively. If certain additional corrections were to be made to the methodology of the plaintiffs’ expert, including the calculation of damages in Argentine pesos rather than in U.S. dollars, the resulting damages estimates would be 14,400 million pesos (excluding interest and certain ancillary claims) or 14,000 million pesos (excluding interest and certain ancillary claims) (which, for illustrative purposes, if converted at the USD/ARS exchange rate on September 24, 2021, would amount to 146 or 142, respectively). These alternative damages calculations using plaintiffs’ approach, but correcting their flawed methodology, would result in estimated damages amounts that are inconsistent with the amounts estimated in the Plaintiffs’ Damages Report, which are based on assumptions and theories of causation and damages calculations that, in YPF’s view, are not supported by the facts or applicable law. It is important to note that the Rebuttal Report does not constitute an admission of liability or an obligation on the part of YPF or the Republic to pay any damages. If, notwithstanding their robust defenses, YPF and the Republic were to be found liable by the District Court and ordered to pay any damages, YPF would seek to limit its share of any damages awarded.
Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argue that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic, and claim total damages of 15,900, comprised of 8,400 in direct damages and 7,500 in ancillary claims and pre-judgment interest calculated through September 24, 2021. Plaintiffs also purport to reserve the right to seek higher damages at trial if summary judgment is denied, which could substantially increase the damages claimed. In their opening briefs, YPF and the Republic each argues that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26 and June 23, 2022, respectively.
As of June 23, 2022, the parties’ motions for summary judgment were fully submitted for decision by the District Court. Although the parties have asked the District Court to hold a hearing at which they can present oral argument in support of their respective motions, whether or not to permit such argument before deciding the motions is within the District Court’s discretion. As of the date of issuance of these consolidated financial statements, the District Court has not yet ruled on the parties’ requests for oral argument.
According to the latest schedule approved by the District Court, if a trial is necessary after its ruling on the parties’ summary judgment motions, and subject to the District Court’s schedule and other immovable conflicts, trial will begin 115 days after said Court issues its summary judgment ruling. The procedural schedule may be extended or modified by order of the District Court.
As the process moves forward, taking into account the complexity of the claims and the evidence that the parties may present, the Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group. The Company will continue to defend itself in accordance with the applicable legal procedures and available defenses.

F - 92
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.3) Claims before the CNDC

•	Claims for fuel sale prices
The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.
33.b.4) Other claims
Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the AFIP and provincial and municipal fiscal authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

34.	CONTRACTUAL COMMITMENTS
34.a) Extension of concessions or exploration permits
In fiscal year ended December 31, 2022, the Group obtained exploitation concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most significant agreements, concessions and permits that took place in the year ended December 31, 2022 are described below:

•	Aguaragüe JO Concessions
On February 3, 3023, YPF signed a Memorandum of Agreement with the Province of Salta under which, among other conditions: (i) the terms of the exploitation concessions of the areas Sierras de Aguaragüe, Campo Durán - Madrejones, Río Pescado and San Antonio Sur were extended for 10 years from the expiration date of their original terms; and (ii) the La Bolsa area was reverted from the date of the concession’s original expiration and (iii) investments of up to 14.2 were committed. As of the date of issuance of these consolidated financial statements, the ratification of the subscription of the Agreement by the Province of Salta is pending.

•	Letter of Intent with the Province of Santa Cruz
In 2012, YPF entered into a Memorandum of Agreement with the Province of Santa Cruz, approved by Provincial Law No. 3,295, which extended the exploitation concession terms of certain areas by 25 years from the expiration of their original terms, under which YPF undertook to execute an investment plan in such concessions.
On August 1, 2022, YPF signed a Letter of Intent with the Province of Santa Cruz under which, among other things, the following was agreed: (i) to modify the schedule and allocation of certain outstanding investments under the Memorandum of Agreement; (ii) to recognize an indemnification amount of 10.23 in favor of the Province to be applied to social investment projects agreed between YPF and the Province; (iii) to increase the investment plan undertaken by YPF under the Memorandum of Agreement in an amount of 100; and (iv) to a apply a maximum royalty of 7.5% to production from tertiary recovery projects that were submitted to the Province. On September 27, 2022, Law No. 3,802 was published in the BO of the Province of Santa Cruz, whereby the Letter of Intent was approved by the Legislature of the Province.

•	Cerro Manrique Exploration Permit
On July 12, 2022, by Decree No. 793/2022 issued by the Executive Power of the Province of Río Negro granted YPF access to a second exploratory period in the Cerro Manrique area for a term of two years.

F - 93
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

34.	CONTRACTUAL COMMITMENTS (cont.)

•	Letter of intent with the Province of Mendoza
On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte areas, from the date of the original expiration of the concessions.
On August 12, 2021, the Letter of Intent was ratified by Provincial Decree No. 1,117/2021.
On January 4, 2022, YPF was notified of Administrative Decision No. 01/2022, whereby the Province of Mendoza approved the reversion of Loma de La Mina area and its transfer to a new operator.
In June 2022, the reversal process of the concession of the Puesto Molina Norte began. As of the date of issuance of these consolidated financial statements, YPF remains in the area, safeguarding and maintaining the assets and facilities, as required by the Province, until the process is completed.

•	Offshore exploration permits
On April 20, 2022, by SE Resolution No. 250/2022 Equinor Argentina AS (Sucursal Argentina) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over CAN 114 area.
On April 22, 2022, by SE Resolution No 267/2022 Total Austral S.A. (Sucursal Argentina), Equinor Argentina AS (Sucursal Argentina) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over MLO 123 area.
On May 4, 2022, by SE Resolution No. 321/2022 Equinor Argentina AS (Sucursal Argentina) and YPF obtained a 1-year extension of the first exploratory period of the exploration permit awarded over CAN 102 area.
On May 17, 2022, by SE Resolution No. 372/2022 Equinor Argentina BV (Sucursal Argentina), Shell Argentina S.A. (“Shell Argentina”) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over CAN 100 area.

•	Exploration agreement in the Charagua block (Bolivia)
On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin the exploration work in Charagua, Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan for exploration and exploitation activities in Bolivian territory was presented.
In October 2017, an agreement was reached regarding the terms for the assignment to YPFB Chaco S.A. of 40% on the Services Contract subscribed with YPFB for the exploration of the block. Moreover, the assignment agreement was executed on January 25, 2018.
On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A. On August 16, 2021 this amendment process was formally completed by the government notarization of the contract.
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

F - 94
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

34.	CONTRACTUAL COMMITMENTS (cont.)

Besides, and given the continuing health emergency caused by the COVID-19 pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. Consequently, the second phase of the exploratory period will terminate on June 2023.
34.b) Project investment and assignment agreements
The Group has executed agreements related to investments, acquisitions, and concession of areas. The main characteristics of the most relevant agreements executed in fiscal year ended December 31, 2022, 2021 and 2020 are outlined below.

•	Assignment agreement of CAN 100 exploration permit (offshore) - Block E-1 Reconversion
On October 8, 2019, YPF and Equinor Argentina BV (Sucursal Argentina) executed an agreement whereby Equinor Argentina BV (Sucursal Argentina) woild acquire a 50% interest in the CAN 100 area, while YPF kept a 50% interest in such area. The Agremment would become effective subject to certain conditions precedent.
On April 16, 2020, having met the conditions agreed in the assignment agreement, including the approval of the assignment pursuant to article 72 of the Hydrocarbons Law by the SE, which was granted under Resolution No. 55/2020, the transaction was settled, and therefore YPF assigned its 50% interest in the area and the operation to Equinor Argentina BV (Sucursal Argentina). On April 22, 2020, YPF received 22. In the light of the above, the Group recorded a profit of 22 included in “Other net operating results”.
On January 14, 2021, YPF and Shell Argentina and Equinor Argentina BV (Sucursal Argentina) and Shell Argentina executed both agreements whereby YPF and Equinor Argentina BV (Sucursal Argentina) transferred to Shell Argentina a 15% interest in the area CAN 100, respectively, and therefore YPF kept a 35% interest in such area. The effectiveness of these agreements was subject to certain conditions precedent, including the approval of the assignments by the SE, which was authorized on April 23, 2012. This assignment required the payment by Shell Argentina to YPF of the outstanding price of 5. Besides, on December 14, 2021, Shell Argentina paid YPF an additional amount of 5 given the compliance with certain conditions under the assignment agreement.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste - Narambuena area
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
Stage I was completed in 2018 and Stage II began in April 2018, which was completed in April 2021, with total contributions from the CDNC for Stage I and II amounting to 114.4. In January 2022, Chevron ratified its decision to exercise the option to begin Stage III of the unconventional investment project in Narambuena area.

F - 95
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

34.	CONTRACTUAL COMMITMENTS (cont.)

•	Assigment of Bandurria Sur area
On January 2020, YPF was notified of the acquisition by Shell Argentina and Equinor Argentina AS (Sucursal Argentina) of the entire share package of SPM Argentina S.A. (“SPM”). This assignment required payment by SPM to YPF of the outstanding price of 105. In the light of the foregoing, the Group recorded a profit of 105 included in “Other net operating results”.
On March 5, 2020, YPF executed an agreement assigning to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM), an affiliate of Shell Argentina and Equinor Argentina AS (Sucursal Argentina), an 11% interest in Bandurria Sur area. On April 29, 2020, Decree No. 512/2020 was issued, under which the Province of Neuquén approved the assignment to BSI. On May 14, 2020, YPF and BSI executed the final contracts for the joint exploitation of hydrocarbons in the area, thereby complying with the conditions precedent for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the area to BSI. Consequently, YPF will continue to be the operator of the area, keeping a 40% interest in the concession, while BSI will have a 60% interest. In the light of the foregoing, as of December 31, 2020, the Group recorded a profit of 65 included in “Other net operating results”.
34.c) Contractual commitments
The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net profit or loss for the year in which they were identified.
In this respect, the Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm natural gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of issuance of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.
As of December 31, 2022, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and extension of concessions amount to 4,684.
34.d) Agreement between Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.
On October 19, 2020, the settlement agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company paid a total amount of 150, which included a down payment already made of 22 and the balance be paid in 18 monthly installments recognized in “Other liability”, such payments were secured (see Note 34.e)).
As a consequence of this agreement, for fiscal year ended December 31, 2020, the Company recorded a loss of 105 under “Other net operating results”.

F - 96
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

34.	CONTRACTUAL COMMITMENTS (cont.)

34.e) Granted guarantees
As of December 31, 2022, the Group issued bank guarantees for an amount of 6. YPF assumed other commitments for an amount of 259 in relation to compliance with obligations of the companies of the Group, of which 157 were released as of the date of issuance of these consolidated financial statements.
YPF opened a reserve and payment account in New York for holders of Class XVI NOs, whose balance as of December 31, 2022 and 2021 was 160, (with an outstanding amount of 25 to reach the total amount of 185) and 19, respectively, representing 125% of the debt services of NOs to be paid over the next 6 months, in line with existing foreign exchange regulations.
As of December 31, 2020, by the agreement described in Note 34.d), the Company granted Argentine Bonds 2029 and 2030 as security for a nominal value of 290 and OPESSA granted a security in the amount of 30. As of December 31, 2022 such security is completely released.

35.	MAIN REGULATIONS
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
- The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective (conventional or unconventional). Thus, (i) for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years, i.e., they are granted for a maximum term of 13 years; and (iii) for exploration in the continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.
The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in the continental shelf and territorial waters: 30 years. Besides, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.
- Holders of exploitation concessions may constitute a transportation concession to evacuate their production. Thus, the term for transportation concessions originating from a conventional exploitation concession shall be 25 years, and those originating from an unconventional exploitation concession 35 years, plus the awarded extension terms.

F - 97
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

- Holders of an exploration permit and exploitation concession shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate to five percent (5%) considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the respective permit, to the tax regime established under the Hydrocarbons Law.
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
- In 2003, under PEN Decree No. 546/2003, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the Provinces.
- In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with article 124 of the Argentine Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the Provinces, and granted them right to administer such reservoirs.
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

F - 98
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

35.b.2) Refined products
Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established new specifications for diesel grades 2 and 3 and gasoline, including changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil companies had to submit to the enforcement authority a detailed schedule of the investment program for the following year.
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
However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (the “Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch which granted powers to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).
In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019-March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).
From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 35.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

F - 99
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

The sale of natural gas to the thermoelectric generation segment is also regulated by former SE Resolution No. 95/2013, article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuel without cost to generators which do not have natural gas supply contracts currently in force.
Besides, sales to the industrial sector, as well as to the CNG sector (modified by Decree No.892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.
Decree No. 1,053/2018
Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the Argentine Peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in dollars, which resulted in a reduction in the price of natural gas applicable to the October-December 2018 term, with no agreement being reached regarding the exchange rate differences to be contemplated.
On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of natural gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.
Besides, this Decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.
On October 25, 2019, YPF adhered to the regime established under such Decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.
On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.
As of the date of issuance of these consolidated financial statements, the Company filed an administrative claim with the Ministry of Finance for the payment of the second to the eighteenth installment under the regime plus interest.
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

F - 100
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

Specifically, this process contemplates the preference granted under Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.d.1)) to export licensees, which shall enjoy preferential firm export conditions.
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
The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors of the natural gas, and the transfer of Metrogas’ shares.
Natural gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.
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
The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposition, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

F - 101
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

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
On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published in the BO, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.
On June 1, 2022, ENARGAS Resolution No. 214/2022 was published in the BO, approving the tariff schemes to be applied by Metrogas, which incorporate the new natural gas prices at the PIST applicable as from June 1, 2022, approved by SE Resolution No. 403/2022. On March 1, 2023, through ENARGAS Resolution No. 97/2023, the new tariff schemes to be applied by Metrogas came into effect until May 1, 2023.

F - 102
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

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
This procedure complies with article 20.2 of the Standard License approved by Decree No. 2.255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.
Note from ENARGAS related to YPF’s interest in Metrogas
On December 28, 2016, Metrogas received a Note from ENARGAS, requesting it to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.
On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current gas market situation, in order to comply with article 34 of the Gas Law.
On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.
On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal has not yet been decided.
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
Under the LPG Law, which provides for the creation of a trust fund to finance botted LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched serveral programs stimulating the supply of the domestic market (see Note 35.d.2)).
35.c.5) Regulatory framework associated with electric power generation.
The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.

F - 103
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the regulatory framework is supplemented with specific regulations issued to promote their development (see “Renewable Energies” section).
Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into four categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.
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
CAMMESA
CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, article 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.
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
Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and Co-Generation; and resolutions by the SE implementing new remuneration mechanisms for the generation sector of power energy.

F - 104
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

On February 26, 2020, the SE through Resolution No. 31/2020 set the conversion to Argentine pesos of the remuneration of generation units not committed under contracts (set in dollars since Resolution ex SEE No. 19/2017. Subsequently, the SE, through new Resolutions has been determining increases in the aforementioned remuneration regime. On December 14, 2022, through Resolution No. 826/2022 the SE determined an increase in said remuneration.
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
Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:
- Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (i) the joint purchase system (through CAMMESA); (ii) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (iii) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.
-The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, 252/2016, 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.
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
This Resolution established a compensation equal to the amount resulting from deducting from the effective sales price obtained from sales to the domestic market, including conventional and unconventional natural gas, the minimum sales price of 7.50 US$/MBTU for 2018, 7.00 US$/MBTU for 2019, 6.50 US$/MBTU for 2020 and 6.00 US$/MBTU for 2021, multiplied by the production volumes of unconventional natural gas. Compensations under Resolution 46 Program would be paid as follows: 88% by producing companies and 12% by the Province where the concession area included in the Program is located.
The Company was admitted to the Resolution 46 Program for its interest in Aguada Pichana Este, Aguada Pichana Oeste - Aguada de Castro, Estación Fernández Oro and La Ribera I and II concessions. However, on December 2, 2020, the Company requested its removal from Resolution 46 Program with respect to La Ribera I and II and Estación Fernández Oro concessions from January 1, 2020.

F - 105
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

Under the Resolution 46 Program, the Company filed administrative objections to several payment Resolutions.
Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)
On November 16, 2020, Decree No. 892/2020 was published, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competetitve system for the formation of natural gas prices.
The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanims allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Besides, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.
Besides, participating producers shall undertake to reach a production curve per basin that ensures the maintainance and/or increase of current production levels, according to bids presented. If the curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added (obligation imposed under the Plan GasAr 2020-2024 to producers) is not complied with.
On November 24, 2020 SE Resolution No. 317/2020 was published, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods 2021 to 2024, included.
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
As of December 31, 2022, the Company received provisional compensations in a total amount of 117.

F - 106
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)
On November 4, 2022, Decree No. 730/2022 was published in the BO, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and users, ensuring free price formation and price transparency under this Plan, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.
In addition, the Plan GasAr 2023-2028 modifies the scheme for granting natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.
On December 23, 2022, SE Resolution No. 860/2022 was published, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and subdistribution licensees, ENARSA and CAMMESA from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m³/d; (iii) and the award of natural gas volumes to suppliers. Under this Resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m³/d (Base Gas January) and a natural gas volume in the winter season of up to 3,250,000 m³/d (Peak Gas 2024) under the Plan GasAr 2023-2028.
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
In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose fo this Program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15 kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the benchmark prices applicable on each ocassion to bottled LPG for residental use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

F - 107
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

Propane Network Agreement
In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the MINEM entered into an agreement with LPG producers for the supply of propane for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of one year. Later, under Laws No. 26,019 of 2005 and Law No. 26,546 of 2009, the agreement was extended until April 30, 2023. The agreement guarantees the supply of a given volume of gas to distributors and sub-distributors of propane gas through networks at a given price, against payment of an economic compensation to LPG producers for their lower revenues. The 19th extension agreement of the Propane Network Agreement is currently in force.
35.d.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013
Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified by Law No. 27,007 and reduced to 250).
The following are the main benefits for subjects subject to the Regime: i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the start-up of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item, and iii) for periods where national production fails to meet domestic supply needs under the terms of article 6 of Law No. 17,319, subjects included in the Regime will be entitled to obtain, from fifth year following the approval and start-up of their respective projects - with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above - a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable.
35.d.4) Foreign Currency Access Regime for Incremental Oil Production (“RADPIP” by its acronym in Spanish) and Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, by its acronym in Spanish) - Decree No. 277/2022
On May 26, 2022, the Argentine Government issued Decree No. 277/2022, creating the RADPIP and RADPIGN regimes. In order to obtain the benefits under these regimes, companies must: (i) be registered with the Register of Oil Companies and be holders of hydrocarbon exploitation concessions; (ii) adhere to these regimes under the terms established by the SE; (iii) obtain an incremental production under the terms defined in the Decree; and (iv) comply with the Regime for Promotion of Employment, Work and Development of Regional and National Providers of the Hydrocarbon Industry.
Beneficiaries of RADPIP and RADPIGN regimes will have, for a percentage of the incremental production in accordance with (iii) above, access to foreign exchange currencies on the Exchange Market for the payment of principal and interest on foreign trade and financial liabilities, including liabilities with non-resident related companies and/or profits and dividends. Such access to the Exchange Market will not be subject to prior approval by the BCRA (see Note 35.g)).

F - 108
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

35.d.5) Incentive Programs for the Production of Conventional Hydrocarbons

•	Provincial Stimulus Program - Province of Mendoza
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
As of the date of issuance of these consolidated financial statements, the proposals for Program I, which involve projects in Barrancas, Vizcacheras and Loma Alta Sur areas, were approved.

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
Under the Provincial Hydrocarbon Reactivation Program, YPF has executed agreements with the Province of Neuquén to obtain the benefits of this Program, which involve projects in the Octógono Fiscal and Al Norte of The Dorsal areas.

•	Provincial Stimulus Program - Province of Chubut
By Decree No. 278/2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment. The Program contemplates a reduction in royalty rates applicable to incremental production.
Under these Program, YPF submitted projects comprising the areas known as Manantiales Behr, Campamento Central - Cañadón Pérdido, Restinga Alí and El Trébol.
As of the date of issuance of these consolidated financial statements, the Province of Chubut has granted a 50% royalty rate reduction for a 10-year term applicable to: (i) incremental production from the Polymer Injection Pilot in El Trébol area, reducing the royalty rate to 6% for this type of production, decided by Decree No. 166/2022, and (ii) The Offshore Primary Develeopment Project (
Proyecto Desarrollo Primaria Costa Afuera
) in Restinga Alí area, decided by Decree No. 184/2022, reducing the royalty rate to 6% for oil production obatined from up to 6 wells in such area.

F - 109
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

35.e) Tax regulations
35.e.1) Income tax
Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2022, 2021 and 2020 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.
On December 23, 2019, Law of Solidarity was published in the BO, which introduced the following changes to the Income Tax Law:
- It suspended the income tax rate reduction from 30% to 25% established by the Tax Reform until fiscal years beginning on January 1, 2021, included. Accordingly, although the gradual changes in the income tax rate were not applicable to the current tax calculation, the main accounting impact of the new regulations occurred in the calculation of deferred assets and tax liabilities. See Note 17.
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
Income tax pre-payment for taxpayers with extraordinary income
On August 16, 2022, AFIP General Resolution No. 5,248/2022 was published in the BO. This Resolution established a one-time extrardinary pre-payment on account of income tax applicable to companies meeting one of the following conditions in fiscal year 2021 or 2022: (i) the amount of income tax determined is equal to or or higher than 100 million pesos; and/or (ii) the taxable income, before any tax loss carryforwards is equal to or higher than 300 million pesos. This pre-payment is determined as follows: (i) for taxpayers whose pre-payments calculated under the general mechanism are higher than 0 pesos, 25% of the base pre-payment already being applied; and (ii) for remaining taxpayers, 15% of taxable income without considering the tax losses.
Budget Law 2023 - Deferral of tax adjustment for inflation
On December 1, 2022, Law No. 27,701 was published in the BO, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such Law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the over the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million pesos.

F - 110
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

35.e.2) Personal assets tax - Substitute taxpayer
Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.
35.e.3) Fuels tax
From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based o regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.
Later, under Tax Reform, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.
Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)
On June 16, 2022, Decree No. 329/2022 was published in the BO, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax. The RIAIC will be applicable to diesel imports and crude oil transfers from June 16 to August 16, 2022, that meet certain requirements established in said Decree and its corresponding regulation.
On February 22, 2023, Decree No. 86/2023 was published in the BO through which the RIAIC is reestablished, recognizing an amount equivalent to the amount that refining companies and/or integrated refiners must pay as fuel tax for imports of diesel oil and naphtha made between January 1 and February 28, 2023, which may be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel oil and naphtha, respectively, that meet certain requirements established in said Decree and its corresponding regulation.
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
Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.

F - 111
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

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
In addition, General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, included, term which was extended to April 29, 2022 by AFIP General Resolution No. 5,181/2022 published in the BO on April 1, 2022.
35.f) Customs regulations

•	Export duties
Hydrocarbons
Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were restablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.
On May 19, 2020, Decree No. 488/2020 was published in the BO effective until December 31, 2021, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent crude price is equal to or below 45 US$/ bbl) to 8% (where the Bret crude price is equal to or above 60 US$/ bbl). It was effective until December 2021.
On December 31, 2020, Decree No. 1,060/2020 was published in the BO effective until December 31, 2022, establishing a 4.5% export duty rate on goods included in Chapter 29 of the MERCOSUR Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.
Agricultural products
On March 4, 2020, Decree No. 230/2020 was published in the BO, which established a 33% tax (maximum tax rate allowed under Law No. 27,541), on the export taxes on wheat, corn and sorghum remained at 12%.
On October 5, 2020, Decree No. 790/2020 was published in the BO, by which the export duties on soybean and soybean products, such as soybean oil and flour, are fixed at 33% and 31%, respectively, from January 2021. From March 2022, all export duties for the products mentioned above were set in 33%. As of January 2023, the export duties established by Decree 790/2020 were restored.
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

F - 112
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

35.	MAIN REGULATIONS (cont.)

35.g) BCRA Regulations
With the aim of regulating access to the Exchange Market for the payment of imports of goods and services, payments of principal and interest of foreign financial debts and payment of profits and dividends, among other things, the BCRA established the following requirements:

(i)
The need to obtain the BCRA’s previous consent to repay principal amounts under foreign financial debts where creditor is not related to debtor, unless certain conditions established in the regulations are complied with;

(ii)
The obligation to settle through the Exchange Market within a given term all funds received from abroad resulting from collection of loans granted to third parties, the collection of term deposits or the proceeds from the sale of any kind of asset, where the asset has been acquired, the deposit made or the loan granted after May 28, 2020;

(iii)
The obligation to file a refinancing plan for maturities of principal and interest on foreign financial debts and issues of debt securities in foreign currency scheduled from October 15, 2020 to March 31, 2021;

(iv)	The need to have an affidavit for imports of goods and services, allowing an early access to the Exchange Market to State-controlled companies.
Under Communication “A” 7,621, the requirements mentioned in paragraphs (i), (ii) and (iii) are extended to, and including, December 31, 2023.
Besides, as from July, 2022, the BCRA added new requirements to obtain access to the Foreign Exchange Market without prior consent, which include submitting a sworn statement declaring:
- That all holdings in foreign currency in the country are deposited in a local bank account, that no available liquid foreign assets are owned and that no certificates of Argentine deposits representing foreign shares jointly exceeding 100,000 dollars are held. Holdings in excess of such amount had to be settled by August 19, 2022, included.
- That certain operations of sale, exchange and transfer of securities, among other concepts mentioned in Communication “A” 7,552, were not carried out in the 90 days prior to accessing the Exchange Market, and it undertakes not to carry out in the subsequent 90 days.
35.h) CNV Regulatory Framework
Information requirements as clearing and settlement Agent
The Company was registered with the CNV under the category “Clearing and settlement Agent and trading Agent - Own account”, record No. 549, that considering the Company’s business, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.
In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2022, the equity of the Company exceeds the minimum equity required by such Rules.

F - 113
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2022, 2021 and 2020 and transactions with the mentioned parties for the years ended on such dates.

	2022
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	-	8	-	12	-
MEGA	-	43	-	1	-
Refinor	-	13	-	3	-
Y-GEN I	-	-	-	-	-
YPF EE	4	6	-	40	-
OLCLP	-	-	-	2	-
Sustentator	-	-	-	-	-
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	-
OTC	-	-	-	-	-

	4	70	-	58	-

Associates:
CDS	-	-	-	-	-
YPF Gas	2	9	-	3	-
Oldelval	18	-	-	10	-
Termap	-	-	-	3	-
GPA	-	-	-	2	-
Oiltanking	-	-	-	4	-
Gas Austral	-	-	-	-	-

	20	9	-	22	-

	24	79	-	80	-

F - 114
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	-	11	-	9	-
MEGA	-	43	-	6	-
Refinor	-	19	-	1	-
Y-GEN I	-	-	-	-	-
YPF EE	4	12	8	33	1
OLCLP	-	-	-	2	-
Sustentator	-	-	-	-	-
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	-
OTC	-	-	-	-	-

	4	85	8	51	1

Associates:
CDS	-	-	-	-	-
YPF Gas	1	7	-	2	-
Oldelval	-	-	-	4	-
Termap	-	-	-	1	-
GPA	-	-	-	3	-
Oiltanking	-	-	-	2	-
Gas Austral	-	-	-	-	-

	1	7	-	12	-

	5	92	8	63	1

	2020
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	-	8	-	6	-
MEGA	-	32	-	3	-
Refinor	-	7	-	1	-
Y-GEN I	-	-	-	-	-
YPF EE	5	9	-	30	1
OLCLP	1	-	-	2	-
Sustentator	-	-	-	-	-
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	-
OTC	-	-	-	-	-

	6	56	-	42	1

Associates:
CDS	-	2	-	-	-
YPF Gas	1	4	-	2	-
Oldelval	-	-	-	5	-
Termap	-	-	-	2	-
GPA	-	-	-	-	-
Oiltanking	-	-	-	4	-
Gas Austral	-	-	-	-	-

	1	6	-	13	-

	7	62	-	55	1

F - 115
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2022			2021			2020
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
Profertil	76	208	-	56	115	-	70	68	-
MEGA	242	-	-	197	13	-	175	31	-
Refinor	142	35	-	130	15	-	38	10	-
Y-GEN I	-	-	-	-	-	-	-	-	-
YPF EE	33	126	-	64	100	-	47	70	-
OLCLP	1	11	-	1	8	-	1	8	-
Sustentator	-	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	2	-	-	1	-
OTA	-	3	-	-	-	-	-	-	-
OTC

	494	383	-	448	253	-	331	188	-

Associates:
CDS	-	-	-	4	-	(1)	10	-	-
YPF Gas	77	9	-	58	8	-	34	5	-
Oldelval	1	50	-	-	36	-	1	42	-
Termap	-	21	-	-	19	-	-	18	-
GPA	-	17	-	-	18	-	-	16	-
Oiltanking	-	28	-	-	25	-	-	22	-
Gas Austral	5	-	-	5	-	-	3	-	-

	83	125	-	67	106	(1)	48	103	-

	577	508	-	515	359	(1)	379	291	-

F - 116
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s customer and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2022	2021	2020	2022	2021	2020
SGE	(1) (21)	-	-	150	-	-	-
SGE	(2) (21)	-	16	40	-	39	56
SGE	(3) (21)	72	43	-	192	169	-
SGE	(4) (21)	9	4	3	15	8	3
SGE	(5) (21)	-	-	3	-	-	-
SGE	(6) (21)	1	2	7	-	-	2
SGE	(7) (21)	7	1	5	8	9	10
SGE	(8) (21)	38	66	73	-	-	-
Ministry of Transport	(9) (21)	8	8	33	51	67	65
AFIP	(10) (21)	38	-	-	52	-	-
Secretariat of Industry	(11) (21)	-	-	-	2	6	-
ANSES	(12) (21)	-	-	-	-	-	18
Ministry of Work, Employment and Social Security and AFIP	(13) (21)	-	-	-	-	2	-
CAMMESA	(14)	109	125	84	403	587	351
CAMMESA	(15)	(4)	(11)	(12)	(26)	(85)	(83)
ENARSA	(16)	71	87	71	130	123	153
ENARSA	(17)	(97)	(77)	(31)	(30)	(34)	(20)
Aerolíneas Argentinas S.A.	(18)	89	26	71	416	127	74
Aerolíneas Argentinas S.A.	(19)	-	-	-	(2)	(2)	-
Agua y Saneamientos Argentinos S.A.	(20)	10	17	-	-	32	-

(1)
Benefits for the Stimulus Program for the Additional Injection of Natural Gas corresponding to Resolution No. 1/2013 issued by the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

(2)	Benefits for the Resolution 46 Program. See Note 35.d.1).
(3)	Benefits for the Plan GasAr 2020-2024. See Note 35.d.1).
(4)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2).
(5)	Benefits for the Bottle-to Bottle Program. See Note 35.d.2).
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

(7)
Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas. Economic compensations received as a result of the application of benefits and/or discounts to users under the regulations in force regarding social tariffs of the natural gas distribution service through networks.

(8)	Compensations to Decree No. 1,053/2018. See Note 35.c.1).
(9)
Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(10)	Benefits of the RIAIC. See Note 35.e.3).
(11)
Incentive for domestic manufacturing of capital goods, for the benefit of AESA. It takes place through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(12)	Benefits recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 26.
(13)	Benefits recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 26.
(14)	Provision of fuel oil, diesel and natural gas.
(15)	Purchases of energy.
(16)	Sales of natural gas, LNG and provision of regasification service of LNG in Escobar and Bahía Blanca.
(17)	Sales of natural gas and crude oil.
(18)	Provision of jet fuel.
(19)	Purchase of miles for the YPF Serviclub Program.
(20)	Sale of assets held for disposal.
(21)	Income from incentives recognized according to IAS 20. See Note 2.b.11).
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

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020	F - 117

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

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
During fiscal years 2022, 2021 and 2020, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 442, 424 and 208, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2022, 2021 and 2020 amounts to 46, 29 and 77, respectively.
The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Short-term employee benefits (1)	13	12	9
Share-based benefits	1	1	2
Post-retirement benefits	1	1	-
Termination benefits	6	2	3

	21	16	14

(1)	Does not include Social Security contributions of 3, 3 and 2 for the years ended December 31, 2022, 2021 and 2020, respectively.

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS
Note 2.b.10) describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.
Retirement plan
The charges recognized under the Retirement Plan amounted to approximately 4, 3 and 3 for the years ended December 31, 2022, 2021 and 2020, respectively.
Objective performance bonus programs and performance evaluation programs
The amount charged to expense related to the programs described was 122, 73 and 58 for the years ended December 31, 2022, 2021 and 2020, respectively.
Share-based benefit plans
Consistent with share-based benefit plans approved in previous years, the Company’s Board of Directors:

F - 118
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

-
at its meeting held on May 9, 2017, approved the creation of a new shared-based benefit plan for 2017-2020 effective for 3 years from July 1, 2017 (grant date), with similar characteristics to the previously implemented schemes.

-
at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018 (grant date), with similar characteristics to the previously implemented schemes.

-
at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019 (grant date), with similar characteristics to the previously implemented schemes.

-
at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020 (grant date), with similar characteristics to the previously implemented schemes.

-
at its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021 (grant date), with similar characteristics to the previously implemented schemes.

-
at its meeting held on September 15, 2022, approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022 (grant date), with similar characteristics to the previously implemented schemes.

The repurchase of treasury shares is presented in Note 30. The cost of such repurchases is disclosed in the shareholders’ equity in the account of “Acquisition cost of Treasury shares”, while the nominal value and its adjustment derived from the monetary restatement made under the prior accounting principles (Argentine Accounting Standards) have been reclassified from the account “Capital” to the account “Treasury shares”, respectively.
Moreover, the 2019 - 2022 Plan was supplemented with an additional dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.
Besides, it was defined that the 2021 - 2024 Plan would be paid in cash, which was reported in liabilities in “Salaries and social security”, included in “Bonuses and incentives provision” line. This liability is measured at fair value at the end of each period and charged to comprehensive income for the fiscal year. The change described in the conditions of the Plan does not have any significant effects.
Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2022, 2021 and 2020, is as follows:
Plan 2017 - 2020

	2022	2021	2020
Amount at the beginning of the fiscal year	-	-	183,201
- Granted	-	-	-
- Settled	-	-	(179,160)
- Expired	-	-	(4,041)

Amount at the end of the fiscal year (1)	-	-	-

Expense recognized during the fiscal year	-	-	1
Fair value of shares on grant date (in dollars)	-	-	20.26

(1)	The life of the plan in 2020 was 7 months.

F - 119
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2018 - 2021

	2022	2021		2020
Amount at the beginning of the fiscal year	-	237,082		508,458
- Granted	-	-		-
- Settled	-	(230,254)		(246,457)
- Expired	-	(6,828)		(24,919)

Amount at the end of the fiscal year (1)	-	-		237,082

Expense recognized during the fiscal year	-	-	(2)	2
Fair value of shares on grant date (in dollars)	-	13.60		13.60

(1)	The life of the plan in 2021 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2020.
(2)	Registered value less than 1.
Plan 2019 - 2022

	2022		2021	2020
Amount at the beginning of the fiscal year	258,904		467,368	758,690
- Granted	-		-	-
- Settled	(192,225)		(182,510)	(246,236)
- Expired	(66,679)		(25,954)	(45,086)

Amount at the end of the fiscal year (1)	-		258,904	467,368

Expense recognized during the fiscal year	-	(2)	2	5
Fair value of shares on grant date (in dollars)	9.97		9.97	9.97

(1)	The life of the plan in 2022 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2021, and between 7 and 19 months as of December 31, 2020.
(2)	Registered value less than 1.
Plan 2020 - 2023

	2022	2021	2020
Amount at the beginning of the fiscal year	469,779	774,150	-
- Granted	-	-	774,150
- Settled	(308,298)	(263,914)	-
- Expired	(22,435)	(40,457)	-

Amount at the end of the fiscal year (1)	139,046	469,779	774,150

Expense recognized during the fiscal year	1	2	1
Fair value of shares on grant date (in dollars)	4.75	4.75	4.75

(1)
The average remaining life of the plan is 7 months as of December 31, 2022, whereas the remaining life of the plan was between 7 and 19 months as of December 31, 2021, and between 7 and 31 months as of December 31, 2020.

Plan 2021 - 2024

	2022	2021	2020
Amount at the beginning of the fiscal year	1,252,400	-	-
- Granted	-	1,252,400	-
- Settled	(418,598)	-	-
- Expired	(14,979)	-	-

Amount at the end of the fiscal year (1)	818,823	1,252,400	-

Expense recognized during the fiscal year	6	2	-
Fair value of shares on grant date (in dollars)	8.00	8.00	-

(1)	The average remaining life of the plan is between 7 and 19 months as of December 21, 2022, whereas the average remaining life of the plan was between 7 and 31 months as of December 31, 2021.
Plan 2022 - 2025

	2022	2021	2020
Amount at the beginning of the fiscal year	-	-	-
- Granted	962,150	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year (1)	962,150	-	-

Expense recognized during the fiscal year	1	-	-
Fair value of shares on grant date (in dollars)	6.67	-	-

(1)	The average remaining life of the plan is between 8 and 32 months as of December 31, 2022.

F - 120
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

38.	SUBSEQUENT EVENTS
On January 10, 2023, the Company issued the following NOs:

-
NO Class XXI denominated in dollars and payable in pesos accruing interest at a fixed rate of 1% maturing in 36 months to be integrated mainly in cash at payment exchange rate and, to a lesser extent due, in kind by surrendering Class XIV NO at the swap ratio, in a principal amount of 230.

-
NO Class XXII denominated and payable in pesos accruing interest at a variable rate maturing in 18 months from the issue and settlement date and payable in cash and in Pesos, in a principal amount of $ 12.488 million.

As of the date of issuance of these consolidated financial statements, March 9, 2023, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2022, or their description in note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.
These consolidated financial statements as of December 31, 2022, were approved by the Board of Director’s meeting and authorized to be issued on March 9, 2023 and will be considered at the next Shareholders’ Meeting.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
The following information is presented in accordance with Accounting Standards Codification (“ASC”) No. 932 “Extractive Activities - Oil and Gas”, as amended by Accounting Standards Update (“ASU”) 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by the Financial Accounting Standards Board (“FASB”) in January 2010.
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
Information on net proved reserves as of December 31, 2022, 2021 and 2020 was calculated in accordance with the SEC rules under ASC 932. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2022, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oil for each month within the twelve-month period ended December 31, 2022, which refers to the domestic oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12 months average of domestic market realized prices, according to the SEC rules and FASB ASC 932 rules, and it also took into account the effect of certain areas from the Neuquina basin where prices are set according to contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 until their corresponding termination dates.
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
Technology used in establishing proved reserves additions in 2022
YPF’s estimated proved reserves as of December 31, 2022 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality
2-D
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
Assuming all other factors remain constant, if commodity reference prices for crude oil used in our year-end
reserve estimates were decreased by 10%, our total proved reserves as of December 31, 2022 would decrease by approximately 2%.
If natural gas prices used in our
year-end
reserve estimates decreased by 10%, our total proved reserves as of December 31, 2022 would decrease by approximately 1%.
Furthermore, assuming all other factors remain constant, if costs used in our year-end
reserve estimates increased by 10% for crude oil and natural gas, our total proved reserves as of December 31, 2022 would decrease by approximately 3%.
However, if we combine the three mentioned effects, our total proved reserves as of December 31, 2022 would decrease by approximately 7%.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in YPF’s estimated net proved reserves
The table below sets forth information regarding changes in YPF’s net proved reserves for the year ended as of December 31, 2022, 2021 and 2020, by hydrocarbon product:

	For the year ended December 31,
	(millions of barrels)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil and condensate
Consolidated entities
As of January 1,	643	-	643	483	-	483	613	-	613
Developed	322	-	322	229	-	229	301	-	301
Undeveloped	321	-	321	254	-	254	312	-	312
Revisions of previous estimates (1)	(72)	-	(72)	161	-	161	(92)	-	(92)
Extensions and discoveries	125	-	125	76	-	76	47	-	47
Improved recovery	(7)	-	(7)	*	-	*	*	-	*
Purchase of minerals in place	-	-	-	*	-	*	-	-	-
Sale of minerals in place	-	-	-	-	-	-	(9)	-	(9)
Production for the year (2)	(83)	-	(83)	(77)	-	(77)	(76)	-	(76)

As of December 31, (3)	606	-	606	643	-	643	483	-	483
Developed	262	-	262	322	-	322	229	-	229
Undeveloped	344	-	344	321	-	321	254	-	254
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil and condensate
Consolidated and Equity-accounted entities
As of January 1,
Developed	322	-	322	229	-	229	301	-	301
Undeveloped	321	-	321	254	-	254	312	-	312

Total	643	-	643	483	-	483	613	-	613
As of December 31,
Developed	262	-	262	322	-	322	229	-	229
Undeveloped	344	-	344	321	-	321	254	-	254

Total	606	-	606	643	-	643	483	-	483

*	Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Crude oil production for the years ended on December 31, 2022, 2021 and 2020 includes an estimated of 12, 11 and 11 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved crude oil reserves of consolidated entities for the years ended on December 31, 2022, 2021 and 2020 include an estimated of 82, 92 and 70 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas liquids
Consolidated entities
As of January 1,	64	-	64	63	-	63	60	-	60
Developed	34	-	34	32	-	32	38	-	38
Undeveloped	30	-	30	31	-	31	22	-	22
Revisions of previous estimates (1)	1	-	1	(5)	-	(5)	8	-	8
Extensions and discoveries	27	-	27	19	-	19	9	-	9
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	(1)	-	(1)
Production for the year (2)	(15)	-	(15)	(13)	-	(13)	(13)	-	(13)

As of December 31, (3)	77	-	77	64	-	64	63	-	63
Developed	36	-	36	34	-	34	32	-	32
Undeveloped	41	-	41	30	-	30	31	-	31
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas liquids
Consolidated and Equity-accounted entities
As of January 1,
Developed	34	-	34	32	-	32	38	-	38
Undeveloped	30	-	30	31	-	31	22	-	22

Total	64	-	64	63	-	63	60	-	60
As of December 31,
Developed	36	-	36	34	-	34	32	-	32
Undeveloped	41	-	41	30	-	30	31	-	31

Total	77	-	77	64	-	64	63	-	63

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Natural gas liquids production for the years ended on December 31, 2022, 2021 and 2020 includes an estimated of 2, 1 and 1 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas liquids reserves of consolidated entities for the years ended on December 31, 2022, 2021 and 2020 include an estimated of 11, 8 and 7 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas
Consolidated entities
As of January 1,	2,447	-	2,447	2,110	-	2,110	2,241	-	2,241
Developed	1,676	-	1,676	1,486	-	1,486	1,743	-	1,743
Undeveloped	771	-	771	624	-	624	498	-	498
Revisions of previous estimates (1)	(91)	-	(91)	347	-	347	136	-	136
Extensions and discoveries	952	-	952	450	-	450	199	-	199
Improved recovery	1	-	1	*	-	*	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	(6)	-	(6)
Production for the year (2)	(483)	-	(483)	(460)	-	(460)	(460)	-	(460)

As of December 31, (3) (4)	2,826	-	2,826	2,447	-	2,447	2,110	-	2,110
Developed	1,637	-	1,637	1,676	-	1,676	1,486	-	1,486
Undeveloped	1,189	-	1,189	771	-	771	624	-	624
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Natural gas
Consolidated and Equity-accounted entities
As of January 1,
Developed	1,676	-	1,676	1,486	-	1,486	1,743	-	1,743
Undeveloped	771	-	771	624	-	624	498	-	498

Total	2,447	-	2,447	2,110	-	2,110	2,241	-	2,241
As of December 31,
Developed	1,637	-	1,637	1,676	-	1,676	1,486	-	1,486
Undeveloped	1,189	-	1,189	771	-	771	624	-	624

Total	2,826	-	2,826	2,447	-	2,447	2,110	-	2,110

*	Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Natural gas production for the years ended on December 31, 2022, 2021 and 2020 includes an estimated of 57, 53 and 53 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2022, 2021 and 2020 include an estimated of 335, 288 and 245 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2022, 2021 and 2020 include an estimated of 299, 337 and 290 bcf, respectively, which is consumed as fuel at the field.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil equivalent (1)
Consolidated entities
As of January 1,	1,143	-	1,143	922	-	922	1,073	-	1,073
Developed	655	-	655	526	-	526	650	-	650
Undeveloped	488	-	488	396	-	396	423	-	423
Revisions of previous estimates (2)	(87)	-	(87)	216	*	216	(61)	*	(61)
Extensions and discoveries	322	-	322	176	-	176	92	-	92
Improved recovery	(7)	-	(7)	*	-	*	-	-	-
Purchase of minerals in place	-	-	-	*	-	*	-	-	-
Sale of minerals in place	-	-	-	-	-	-	(11)	-	(11)
Production for the year (3)	(184)	-	(184)	(171)	*	(171)	(171)	*	(171)

As of December 31, (4)	1,187	-	1,187	1,143	-	1,143	922	-	922
Developed	590	-	590	655	-	655	526	-	526
Undeveloped	597	-	597	488	-	488	396	-	396
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (2)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (3)	-	-	-	-	-	-	-	-	-

As of December 31, (4)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2022			2021			2020
	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide
Oil equivalent
Consolidated and Equity-accounted entities
As of January 1,
Developed	655	-	655	526	-	526	650	-	650
Undeveloped	488	-	488	396	-	396	423	-	423

Total	1,143	-	1,143	922	-	922	1,073	-	1,073
As of December 31,
Developed	590	-	590	655	-	655	526	-	526
Undeveloped	597	-	597	488	-	488	396	-	396

Total	1,187	-	1,187	1,143	-	1,143	922	-	922

*	Not material (less than 1).
(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)
Revisions in estimates of reserves are performed at least once a year. Revisions of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.

(3)
Barrel of oil equivalent production of consolidated entities for the years ended on December 31, 2022, 2021 and 2020 includes an estimated of 24, 22 and 22 mmboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved oil equivalent reserves of consolidated entities for the years ended on December 31, 2022, 2021 and 2020 include an estimated of 153, 151 and 120 mmboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

The paragraphs below explain in further detail the most significant changes in our proved reserves during the years 2022, 2021 and 2020.
Changes in YPF’s estimated net proved reserves during 2022
Extensions and discoveries
As a result of wells drilled and put on production in areas with unproved reserves or resources, approximately 34 mmboe of proved developed reserves were added (5 mmbbl of crude oil, 3 mmbbl of NGL and 144 bcf of natural gas), and 288 mmboe of proved undeveloped reserves (808 bcf of natural and gas, 24 mmbbl of NGL and 120 mmbbl of crude oil) were added.
Both proved undeveloped reserves additions and proved developed reserves contributions are mainly related to projects of unconventional oil and gas of Vaca Muerta formation in the Neuquina basin.
Improved recovery
A downwards revision of 7 mmboe resulted as a net proved reserves change of improved recovery in secondary and tertiary recovery projects, mainly from areas located in the Golfo San Jorge basin. Net revisions are related to negative changes in secondary projects due to reserves estimates and strategy revisions, and to positive changes resulting from additions of tertiary projects implementation in the Neuquina basin.
Sales and acquisitions
As a result of sales and acquisitions, there were no volumes for changes or additions during 2022.
Revisions of previous estimates
During 2022 the Company’s proved reserves were revised downwards by 87 mmboe (a decrease of 72 mmbbl of crude oil, an increase of 1 mmbbl of NGL and a decrease of 91 bcf of natural gas). The main revisions of proved reserves have been due to the following:

•	A downwards revision of 46 mmboe resulted from drilling schedule modification and project strategy adjustments.

•	A decrease of 55 mmboe as a result of economic revisions impacted by higher operating costs and changes in oil price.

•
An upwards revision of 15 mmboe resulted from existing fields due to better liquid and gas production performance. In addition, an increase of approximately
4
mmboe resulted as a consequence of new reserves estimates, mainly in the Neuquina basin.

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
Sales and acquisitions
As a net result of sales and acquisitions, there is a no significant proved reserves volume related to the date change of Bajo del Toro area acquisition.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Capitalized costs
The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2022, 2021 and 2020:

	2022				2021			2020
Consolidated capitalized costs	Argentine	Other foreign	Worldwide		Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	49,698	-	49,698	(1)	47,792	-	47,792	46,276	37	46,313
Support equipment and facilities	1,827	-	1,827	(2)	1,644	-	1,644	1,351	-	1,351
Drilling and work in progress	2,638	-	2,638		1,949	-	1,949	1,899	-	1,899
Unproved oil and gas properties	173	-	173		221	-	221	238	-	238

Total capitalized costs	54,336	-	54,336		51,606	-	51,606	49,764	37	49,801
Accumulated depreciation and valuation allowances	(43,440)	-	(43,440)	(3)	(41,679)	-	(41,679)	(39,334)	(34)	(39,368)

Net capitalized costs	10,896	-	10,896		9,927	-	9,927	10,430	3	10,433

(1)	Includes 524 corresponding to Upstream wells related equipment contracts comprised in right-of-use assets.
(2)	Includes 351 corresponding to Upstream support equipment and facilities contracts comprised in righ-of-use assest.
(3)	Includes (566) corresponding to accumulated depreciation of all Upstream contracts of right-of-use assets.
Costs incurred
The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2022, 2021 and 2020:

	2022				2021			2020
Consolidated costs incurred	Argentine	Other foreign	Worldwide		Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide

Acquisition of unproved properties	-	-	-		-	-	-	10	-	10
Acquisition of proved properties	-	-	-		-	-	-	-	-	-
Exploration costs	80	2	82		44	2	46	32	2	34
Development costs	3,138	-	3,138	(1)	1,938	-	1,938	849	-	849

Total costs incurred	3,218	2	3,220		1,982	2	1,984	891	2	893

(1)	Includes 223 corresponding to development cost related to Upstream contractscomprised in right-of-use assets.

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

	2022			2021			2020
Consolidated results of operations	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide

Net sales to unaffiliated parties	51	-	51	49	-	49	33	-	33
Net intersegment sales	7,134	-	7,134	5,820	-	5,820	4,222	-	4,222

Total net revenues	7,185	-	7,185	5,869	-	5,869	4,255	-	4,255
Production costs	(3,712)	(1)	(3,713)	(2,921)	(2)	(2,923)	(2,684)	(2)	(2,686)
Exploration expenses	(63)	(2)	(65)	(27)	(2)	(29)	(78)	(2)	(80)
Depreciation of property, plant and equipment; intangible and right-of-use assets	(2,075)	-	(2,075)	(2,378)	-	(2,378)	(1,984)	-	(1,984)
Impairment of Property, plant and equipment	(123)	-	(123)	(115)	-	(115)	(45)	-	(45)
Other (1)	82	1	83	(306)	9	(297)	40	3	43

Pre-tax income (loss) from producing activities	1,294	(2)	1,292	122	5	127	(496)	(1)	(497)
Income tax expense / benefit	(453)	-	(453)	(43)	-	(43)	149	-	149

Results of oil and gas producing activities	841	(2)	839	79	5	84	(347)	(1)	(348)

(1)	Mainly includes lawsuits, result for sale of participation in areas and financial accretion for the hydrocarbon wells abandonment obligations, among others.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

The Company considered the unweighted average realized price of crude oil for each month within the twelve-month period ended December 31, 2022, which refers to the domestic oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12 months average of domestic market realized prices, according to the SEC rules and FASB ASC 932 rules, and it also took into account the effect of certain areas from the Neuquina basin where prices are set according to contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 until their corresponding termination dates.
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

	2022			2021			2020
Consolidated standardized measure of discounted future net cash flows	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide	Argentine	Other foreign	Worldwide

Future cash inflows	48,580	-	48,580	50,843	-	50,843	24,651	-	24,651
Future production costs	(22,076)	-	(22,076)	(22,509)	-	(22,509)	(13,428)	-	(13,428)
Future development costs	(10,936)	-	(10,936)	(8,957)	-	(8,957)	(7,671)	-	(7,671)
Future income tax expenses	(3,808)	-	(3,808)	(5,286)	-	(5,286)	(160)	-	(160)
10% annual discount for estimated timing of cash flows	(4,658)	-	(4,658)	(5,036)	-	(5,036)	(1,259)	-	(1,259)

Total standardized measure of discounted future net cash flows	7,102	-	7,102	9,055	-	9,055	2,133	-	2,133

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in the standardized measure of discounted future net cash flows
The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Beginning of year	9,055	2,133	6,371
Sales and transfers, net of production costs	(3,173)	(850)	(2,097)
Net change in sales and transfer prices, net of future production costs	(2,862)	3,396	(4,774)
Changes in reserves and production rates (timing)	(574)	5,013	(314)
Net changes for extensions, discoveries and improved recovery	4,722	3,329	1,429
Net change due to purchases and sales of minerals in place	-	-	(233)
Changes in estimated future development and abandonment costs	(3,481)	(1,946)	(1,241)
Development costs incurred during the year that reduced future development costs	1,439	990	1,124
Accretion of discount	806	241	576
Net change in income taxes	1,148	(3,255)	1,263
Others	22	4	29

End of year	7,102	9,055	2,133