Form 20-F
period 2023-12-31
YPF SOCIEDAD ANONIMA
filed 2024-04-25
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

ANNUAL
REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission file number:
1-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)
Paula Dutto
Tel:
(011-54-11)
5441-0000
E-mail:
inversores20fypf@ypf.com
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone,
E-mail
and/or Facsimile number and Address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

American Depositary Shares, each representing one Class D share, par value 10 pesos per share	YPF	New York Stock Exchange *

Class D shares	N/A *	New York Stock Exchange *

	YPFD	Bolsas y Mercados Argentinos S.A.

*	Listed not for trading but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuan
t
to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2023 was:

Class A shares	3,764
Class B shares	7,624
Class C shares	40,422
Class D shares	393,260,983
Total	393,312,793
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of th
e
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
Auditor firm Id: 1088       Auditor name: Deloitte & Co. S.A.     Auditor location: City of Buenos Aires, Argentina

Presentation currency

The presentation currency of the Audited Consolidated Financial Statements included in this annual report is the U.S. dollar. Effective 2022, the Company changed its presentation currency from Argentine peso to U.S. dollar, which is the Company’s functional currency, that is, the currency of the primary economic environment in which the Company operates. In addition, as required by Argentine regulations, we separately submit our audited consolidated financial statements expressed in Argentine pesos with the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”), which can be found at the CNV’s website, www.argentina.gob.ar/cnv, and on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024. The audited consolidated financial statements expressed in Argentine pesos are prepared by YPF for statutory, legal and regulatory purposes.

For more details, see Note 2.b.1) to the Audited Consolidated Financial Statements.

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report “YPF”, “the Company”, “we”, “our” and “us” refer to YPF Sociedad Anónima and its controlled companies (unless the context indicates otherwise) or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” and “YPF S.A.” refer to YPF Sociedad Anónima only. “Repsol” and “Repsol YPF” refer to Repsol S.A. (formerly named “Repsol YPF S.A.”), and its affiliates and consolidated companies. In this annual report references to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars, and references to “peso”, “pesos” or “Ps.” are to Argentine pesos.

In this annual report references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated financial statements as of December 31, 2023, 2022 and 2021 and the notes thereto expressed in U.S. dollars, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which have been approved by the Board of Directors’ meeting held on March 6, 2024 and are included in “Item 18. Financial Statements” of this annual report. References to “Supplemental information on oil and gas producing activities (unaudited)” are to the information presented in accordance with SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932 (extractive activities - Oil & Gas).

Unless otherwise indicated, the information contained in this annual report reflects for subsidiaries the 100% and for joint operations the share of assets, liabilities, income and expenses in accordance with IFRS 11 “Joint arrangements”, at the date or for the periods indicated. For further information see Note 2.b.1) to the Audited Consolidated Financial Statements.

Certain monetary amounts (unaudited) and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-looking statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and our ability to satisfy our long-term sales commitments from future supplies available to us, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, discount rates, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, oil and gas reserves, capital expenditures, cost savings, investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, foreign exchange controls, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on our business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain our concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the SEC, the CNV and any stock market, as applicable, in particular, those described in “Item 3. Key information—Risk factors” and “Item 5. Operating and financial review and prospects”. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

The following terms have the meanings shown below unless the context indicates otherwise:

“Acreage”: The total area, expressed in acres or km2, over which YPF has interests in exploration or development.

“Basin”: A depression in the crust of the Earth formed by plate tectonic activity in which sediments accumulate. Continued sediment accumulation can cause further depression or subsidence.

“Block”: Areas defined by concession contracts or operating contracts signed by YPF.

“Crude oil”: Crude oil with respect to YPF’s production and reserves, includes condensate.

“Development”: The drilling, construction and related activities following discovery that are necessary to begin production of oil and gas fields.

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

“Net acreage”: YPF’s interest in the relevant exploration or exploitation area.

“Surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and NGLs are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 Fahrenheit degrees for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations

“bbl”	Barrels
“bbl/d”	Barrels per day
“bcf”	Billion cubic feet
“bcf/d”	Billion cubic feet per day
“bcm”	Billion cubic meters
“bcm/d”	Billion cubic meters per day
“boe”	Barrels of oil equivalent
“boe/d”	Barrels of oil equivalent per day
“cm”	Cubic meter
“cm/d”	Cubic meters per day
“dam[3]”	Cubic decameters (thousand cubic meters)
“GWh”	Gigawatt hours
“has”	Hectares
“HP”	Horsepower
“kg”	Kilograms
“km”	Kilometers
“km2”	Square kilometers
“liquids”	Crude oil, condensate and NGLs
“LNG”	Liquefied natural gas
“LPG”	Liquefied petroleum gas
“mbbl”	Thousand barrels
“mbbl/d”	Thousand barrels per day
“mcf”	Thousand cubic feet
“mcf/d”	Thousand cubic feet per day
“mcm”	Thousand cubic meters
“mcm/d”	Thousand cubic meters per day
“mboe”	Thousand barrels of oil equivalent
“mboe/d”	Thousand barrels of oil equivalent per day
“mm”	Million
“mmbbl”	Million barrels
“mmbbl/d”	Million barrels per day
“mmboe”	Million barrels of oil equivalent
“mmboe/d”	Million barrels of oil equivalent per day
“mmBtu”	Million British thermal units
“mmcf”	Million cubic feet
“mmcf/d”	Million cubic feet per day
“mmcm”	Million cubic meters
“mmcm/d”	Million cubic meters per day
“mtn”	Thousand tons
“MW”	Megawatts
“mts”	Meters
“NGLs”	Natural gas liquids
“psi”	Pound per square inch
“tn/d”	Tons per day
“tn”	Ton

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer statistics and expected timetable

Not applicable.

ITEM 3.	Key information

Risk factors

The risks and uncertainties described below are those known by us as of the date of this annual report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations, financial condition and results of operations. The risks described below should be read together and in conjunction with the detailed discussions contained elsewhere in this annual report. Further background and measures that we use when assessing various risks are set out in the remaining sections of this annual report.

You should carefully consider the risks described below, as well as the other information in this annual report, before making an investment decision in us. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.

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

Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of the National Congress. The result of presidential as well as legislative mid-term and full-term elections may lead to changes in government policies that impact upon YPF S.A. On November 19, 2023, final turn of the presidential elections were held, and Javier Milei was elected President of Argentina. We cannot predict the impact that the new administration’s measures will have or their timing, nor can we estimate the impact they may have on our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

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

Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. We cannot predict the ultimate impact of any measures that the Argentine government has adopted or may adopt in the future, or whether those measures will have the effects pursued. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including companies that operate in the energy sector, given the degree of state regulation this industry has historically had. Additionally, we cannot guarantee that the current policies that apply to the oil and gas sector will not be modified in the future.

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

On January 28, 2022 the Argentine government reached an agreement with the International Monetary Fund (“IMF”), approved through Law No. 27,668, to refinance US$ 44.0 billion of debt incurred between 2018 and 2019 under a Stand-By Agreement, originally scheduled to be paid in the years 2021, 2022 and 2023. On March 25, 2022, the IMF approved a 30-month agreement (the Extended Fund Facility, “EFF”) for Argentina amounting to US$ 44.0 billion. This agreement includes 10 quarterly reviews to ensure compliance with the targets established for each review period to be met by the Argentine government during a two-and-a-half-year period, with disbursements being made available after each review. The repayment term for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034. With respect to Argentina’s compliance with the goals established under the agreement for each period, in March 2023, the IMF completed the fourth quarterly review and in August 2023 concluded the fifth and sixth review (combined), enabling disbursements of US$ 5.4 billion and US$ 7.5 billion after each review, respectively. In January 2024, the IMF concluded the seventh quarterly review, determining that the key targets foreseen for the end of December 2023 were not met due to deviations in economic policy, for which reason it was necessary to approve waivers for non-compliance. Nevertheless, the IMF enabled a disbursement of US$ 4.7 billion. In addition, the IMF modified the agreement’s targets based on the stabilization plans of the new administration of the Argentine government and approved to extend the agreement until December 31, 2024 and recalibrated the planned disbursements.

We cannot assure that the targets of the upcoming reviews will be met. We cannot assure that the IMF’s conditions will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the implementation of this agreement on Argentina’s (and indirectly our) ability to access the international capital markets.

Moreover, the long-term impact of these measures and any future measures taken by the Argentine government on the local economy remains uncertain.

In spite of the restructuring of the Argentine public debt carried out since 2020, the international markets continue showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. There can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy, our ability to access international capital markets and our business. As such, any adverse effect on our business due to changes in Argentina’s credit rating may adversely affect the market price and trading of our securities. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

The Argentine economy has been and could be adversely affected by economic developments in other markets

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Global economic instability and uncertainty about global trade policies could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, such as the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, increases in the interest rates in the United States and other developed countries, geopolitical tensions among the United States and several foreign countries, regional conflicts such as between Russia and Ukraine or in the Middle East, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC oil-producing nations with respect to oil production that affect crude oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades and a pandemic disease. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

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

We may be exposed to fluctuations in foreign exchange rates

The continued devaluation of the Argentine peso during the past years has had a negative impact on the economy and has also led to an increase in inflation, which in turn has a direct impact on real wages. In addition, our results of operations are exposed to currency fluctuations and any devaluation of the Argentine peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. As our revenues are mainly collected in Argentine pesos, we are exposed to Argentine peso/U.S. dollar exchange rate risk of Argentine peso-denominated trade receivables.

On the other hand, a substantial increase in the value of the Argentine peso against the U.S. dollar could adversely affect Argentina’s economic competitiveness. A significant real appreciation of the Argentine peso would adversely affect exports and reduce Argentina’s trade surplus or cause a trade deficit, which could have a negative effect on Gross Domestic Product (“GDP”) growth and employment.

As a result of the Argentine peso’s increased volatility, the Argentine government and the BCRA implemented several measures and regulations to stabilize its value. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources”.

We cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar or other hard foreign currencies, nor the way in which we will be able to pass-through those variations to the prices of our products and how any such fluctuations could affect the demand for the products we offer, thus affecting our business.

We are subject to exchange and capital controls

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market to purchase foreign currencies and to transfer such currencies abroad. Those measures include restricting access to the Argentine foreign exchange market for the payment of dividends to non-resident stakeholders, restrictions on the acquisition of any foreign currency to be held as cash in Argentina, requiring exporters to repatriate and settle in Argentine pesos in the local exchange market, limitations on the transfer of securities into and from Argentina, establishing certain mandatory refinancing of debt maturities, the implementation of taxes on certain transactions involving the acquisition of foreign currency, among others.

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in currencies other than the Argentine peso, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to pay imports and/or to service our outstanding liabilities denominated in currencies other than the Argentine peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources” and “Item 10. Additional information—Exchange regulations”.

Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs

As of December 31, 2023, 8% of our total debt is sensitive to changes in interest rates. Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our financial condition and results of operations. Furthermore, as the Company may refinance its debts at maturity, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. See Note 4 to the Audited Consolidated Financial Statements.

Interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in Argentina peso terms in the amount of the interest and principal payments in respect of such debt obligations. If our revenues or other income are not able to effectively cover all or a significant portion of our currency risk exposure, a devaluation of the Argentine peso may have a material adverse effect on our financial condition and results of operations, see “Item 3. Key information—Risk factors— Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.

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

Historically the Argentine government has imposed duties on exports, including exports of hydrocarbon products. We cannot assure you that taxes and import/export regulations will not be modified in the future or that other new taxes or import/export regulations will not be imposed, which may adversely affect our business, financial condition and results of operations. See Notes 35.e) and 35.f) to the Audited Consolidated Financial Statements.

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

Our pricing policy for fuels considers several factors such as international and local crude oil prices, international refined products´ prices, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, local taxation, and domestic margins for our products, among others. Despite our expectation of aligning our local prices with those of international markets over time, also pursuing a reasonable relationship between local crude oil and refined products´ prices, without considering short-term fluctuations, we cannot assure that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect our ability to adjust the prices of our products) will not have an adverse impact on our ability to maintain such relation, as fluctuations in the value of the Argentine peso may continue in the foreseeable future, while volatility and uncertainty in international prices for crude oil and refined products will likely persist as they remain strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors, also potentially having an adverse effect on our export revenues. In addition, the significant crude oil production growth that has taken place on an aggregate basis in Argentina that has allowed Argentina to become a net exporter of crude oil once again, could potentially result in a more challenging and/or delayed adjustment of local prices of crude oil and refined products to international reference prices, particularly at times when international prices stand significantly higher than their respective historical averages.

If prices for our refined products do not match cost increases (including, but not limited to, local crude oil prices) or if the Argentine government freezes prices for our fuels, it could have a negative effect on our business, financial condition, results of operations and cash flows. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

Regarding the natural gas market, the revenues we obtain from selling natural gas in Argentina to certain segments, particularly residential clients and generation plants are subject to government regulations and thus could be negatively affected by changing policies. In addition, we may face challenges in connection with the incentive programs established by the Argentine government for the natural gas industry, which are subject to certain regulations and commitments (in terms of investments and production). Changes in regulations or any breach by us to our obligations under such incentive programs could affect our projections or profitability. See “Item 4. Information on the Company—Business organization—Gas and Power—Natural gas operations—The Argentine natural gas market”.

The prices that we are able to obtain for our hydrocarbon products together with the actual volumes produced, processed and dispatched affect the viability of investments in new exploration, development and refining projects and, as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by considering, among other things, market prices for our hydrocarbon products. Furthermore, we may be required to write down the carrying value of our properties if estimated crude oil and natural gas prices decline or if we have substantial downward adjustments to our estimated reserves, increases in our operating costs or increases in the discount rate that reflects the weighted average cost of the capital employed, among other factors. See “Item 5. Operating and financial review and prospects—Critical accounting policies and estimates”.

An outbreak of a disease may have material adverse consequences on our operations

An outbreak of a pandemic, disease or similar public health threat may have material adverse consequences for the global economy, could materially and adversely affect our business, financial condition and results of operations as was the case with the COVID-19 pandemic. Some of the adverse effects could be: adverse impacts on financial markets; reduction in hydrocarbon products demand and, therefore, in our revenues, generating the reduction of our activity and investment levels in our oil and gas production operations and in our refining operations; significant drop in the international crude oil price, resulting from the combined effect of a sharp drop in demand as well as the failure of producers to orderly reduce supply; negative effects on Argentina’s economic environment; and substantial changes in companies and social behavior and the potential impact in the sale of fuels.

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

Our domestic operations are subject to extensive and changing regulation

The Argentine oil and gas industry is subject to changing governmental regulations and controls. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. We may face risks and challenges relating to government regulation and control of the energy sector, including laws, regulations and rules enacted by federal, provincial and local governments regarding the award of exploration permits and/or exploitation concessions, export controls, import restrictions (including those related to authorizations for the transfer of funds for foreign payments), investment requirements, taxation, price controls which may prevent the pass-through of increased costs, quality requirements for petroleum products, labor, hydraulic stimulation, drilling activities and other environmental aspects, among others. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

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

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities

In the normal course of business and considering that we are the largest integrated oil and gas company in Argentina, our portfolio of clients and suppliers includes both private sector and governmental entities (included to CAMMESA and SE, among others).

If certain governmental counterparties do not pay accrued amounts in cash or cash equivalents, change the established conditions through alternatives not provided for in the respective contracts or plans or are only able to make such payments or redemptions through delivery of financial instruments that may delay collection in excess of our estimates, our financial condition, results of operations and cash flows could be adversely affected (see “Item 7. Major shareholders and related party transactions—Related party transactions” and Note 36 to the Audited Consolidated Financial Statements). The inability of these customers to make payments, or to make payments in a timely manner or in full, may adversely affect our business, our results of operations and our financial condition. The aforementioned is applicable, among other receivables, to balances receivable from incentive programs structured by the Argentine government to promote hydrocarbon production, such as the Plan GasAr (see Note 35.d.1) to the Audited Consolidated Financial Statements).

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

Due to past restrictions, we are unable to assure whether any future measures will be adopted that could negatively affect our ability to export natural gas, export or import crude oil and diesel or other products and, accordingly, our business, financial condition and results of operations.

Our reserves and production may decline

The rate of production from upstream fields generally declines as reserves are depleted. If we do not successfully conduct exploration and development activities or identify secondary or tertiary recovery upside through geological and engineering studies in our conventional fields, among others, our estimated proved reserves will decline as reserves are produced, and our business could experience reduced cash flows, resulting in an adverse effect on our results of operations.

We face certain challenges in order to replace our proved reserves with other categories of reserves. In addition, we expect that unconventional development will require us to maintain high levels of investments in future years, principally in connection with the Vaca Muerta formation. The financial viability of these investments and development efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. These material risks are also inherent to the oil and gas industry.

We may not be able to replace our proved reserves with cost effective discovery, acquisition and development of new reserves, which could have a negative impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.

Our oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserves estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. These factors over which we have no control include changes in prevailing crude oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest, among others.

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

Oil and gas activities are subject to significant economic, social, environmental and operational risks

Oil and gas exploration and exploitation activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as equipment and transportation risks, natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failures, abnormally pressured formations, strikes by our own or third-party employees and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the native population has interests that may conflict with our production or development objectives. If these risks materialize, our operations may suffer substantial operational losses and disruptions and our reputation may be harmed, which could materially and adversely affect our business, financial condition and results of operations. Additionally, if any operational incident occurs that affects local and/or ethnic communities in nearby areas, we will need to incur additional costs and expenses in order to restore affected areas and compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake.

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

Our business depends on complex, long-term and capital-intensive projects

Our projects require a high degree of project management expertise to maximize efficiency. We use a range of crude oil product prices, natural gas prices, costs, taxes, among other assumptions, which we review on a periodic basis. These assumptions help us evaluate our projects through a robust capital allocation process. If our assumptions prove to be incorrect, our earnings, cash flows and financial condition could be materially affected.

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

Argentine oil and gas exploitation concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed

The extension of our exploitation concessions and/or exploration permits includes, among others, certain level of investment and activity commitments in certain periods. Non-compliance with the obligations and standards set out under the Argentine Hydrocarbons Law or agreements with the governmental authorities, as applicable, may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot assure you that non-compliance with certain commitments, as a result of relevant different conditions prevailing in the domestic and/or international oil and gas markets at different times, would not result in the imposition of fines or expiration of certain concessions or permits. See “Item 4. Information on the Company—Business organization—Upstream—Exploration permits and exploitation concessions in Argentina” and Note 35.a) to the Audited Consolidated Financial Statements.

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

There is local legislation on climate change and energy transition as it is described in “Item 4. Information on the Company—Sustainability— Environmental Matters—Environmental regulations” related to the implementation of policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change.

If additional requirements were adopted in Argentina, these requirements could add to our production costs (including compliance related costs such as for monitoring or reducing emissions) adversely impact our competitiveness and shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

During 2023, the International Sustainability Standards Board (“ISSB”) issued two standards on sustainability and climate change-related disclosures. These standards are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of these standards are not mandatory for YPF as the applicable local and international regulators have not yet adopted them. In March 2024, the SEC adopted rules on climate change-related disclosures. According to such rules, the first disclosures for large accelerated filers, such as YPF, are due in filings related to fiscal year 2025, whose ultimate scope and impact is under evaluation. Our processes and controls for reporting climate change-related disclosures may evolve in the future, including to respond to the requirements of the new rules or standards of the SEC, which could result in significant revisions to our past climate change-related disclosures. Furthermore, compliance with such rules or standards, if mandatory in the future, may result in additional legal, operational and administrative compliance costs.

The risks associated with climate change could impact our operations due to severe weather events, more uncertainty over future demand and prices for oil and gas products, more difficulties for us to access capital due to reputational issues with investors, changes in the consumer profile reducing its consumption of fossil fuels, talent attraction, and energy transitions in the world economy towards a lower carbon matrix with the insertion of substitute products for fossil fuels and the increasing use of electricity for urban mobility. These factors may have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our businesses, adversely impacting our operating and financial results and limiting our growth opportunities.

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

In particular, we are party to proceedings filed by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P., former holders of YPF S.A. ADRs evidencing ADSs, in the Federal District Court for the Southern District of New York, against the Argentine Republic and us, which are currently pending in the U.S. Court of Appeals for the Second Circuit. If these proceedings were to be resolved adversely to us, we could be held liable for significant costs and losses and our financial condition and results of operations could be materially and adversely affected. Moreover, plaintiffs in these proceedings recently filed a motion seeking turnover of the YPF Class D shares held by the Argentine Republic. We are not a party to the turnover motion. For additional information, see “Item 8. Financial information—Significant changes”.

In addition, we may be subject to liabilities related to labor, commercial, civil, tax, criminal, environmental or administrative contingencies undisclosed to us when we acquire new businesses, in which case our business, financial condition and results of operations may be materially and adversely affected.

For additional information, see “Item 8. Financial information—Legal proceedings”.

We may be subject to organized labor action

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and results of our operations, especially in the context of diminished investment activities. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our properties in the past and thus we can provide no assurances for that not to happen again in the future.

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

We may suffer information technology system failures, network disruptions and breaches in data security

As dependence on digital technologies is expanding, cybersecurity incidents, including deliberate attacks or unintentional events, have been increasing worldwide. We rely on digital technologies to estimate quantities of oil and gas reserves, analyze seismic and drilling information, process and store financial and operating data, as well as to support our internal communications and interactions with our third-party business partners. Cyber-attacks could compromise our digital systems, information systems and related infrastructure, or those of our business partners, and result in additional costs and disruptions to our business operations or the loss of our data and negatively impact our operations in a variety of ways and, therefore, our business, financial condition, results of operations and cash flows, including but not limited to: unauthorized access to strategic and sensitive information potentially impacting on our ability to compete for oil and gas resources; data corruption or operational disruption of production-related infrastructure that could result in a loss of production, or accidental discharge; disruption of our operations, communications, or processing of transactions or the loss of, or damage to, sensitive information, facilities, infrastructure and systems; cyber-attacks on a service provider that could result in supply chain disruptions, which could delay or halt our major business projects; and attacks on our accounting systems, business applications with customers, or accounts payable and receivable systems which could expose us to liability to employees and third parties if their sensitive personal information is obtained.

Although we have adopted, and continue to adopt, what we believe are the appropriate measures to ensure the proper functioning of our digital technologies and operating systems, as well as to ensure that the information of our customers, suppliers and employees is protected, no assurance can be given that we will not be subject to any cyberattacks or system failures, which can adversely affect our business and results of operations. In addition, during 2023, we have registered an increase in attempted attacks and, like other companies in the industry, were exposed to malware infections, which did not result in a material negative impact on our operations. Additionally, certain cybersecurity incidents, such as surveillance, may remain undetected for an extended period.

In addition, the risk and exposure to these matters cannot be fully calculated nor mitigated because of, among others, the evolving nature of these threats.

Our derivative risk management activities could result in financial losses

We may enter into derivative financial instruments such us foreign exchange hedge and commodity hedge (oil and grains), among others, to mitigate market risks of certain assets. Although we would only execute non-speculative trades, we might be exposed to adverse fluctuations in the price of the assets underlying the derivative contracts, these might fail to provide perfect hedging for the nature of the risks or our counterparties might fail to perform their obligations, which could result in financial losses and adversely affect our business, financial condition and results of operations.

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

We could be affected by violations of anti-corruption, anti-bribery, anti-money laundering and other national and international regulations

Although we have developed a comprehensive compliance program and we have internal policies and procedures designed to ensure compliance with anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect inappropriate practices, fraud or violations of such laws and regulations by employees, directors, officers, partners, agents and suppliers. Noncompliance with such laws and regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws which may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations. See “Item 9. The offer and listing—Anti-money laundering and counter terrorism financing regulations” and “Item 9. The offer and listing—Law No. 27,401 on corporate criminal liability”.

If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt

Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we may be in default of our obligations, which in turn would limit our capacity of borrowing. In the case of our Secured Notes due 2026 and 2031, under certain conditions, holders may elect to accelerate payments, and if that is the case, we may lose access to the collateral underlying those obligations. In particular, these Secured Notes have a collateral associated with some of YPF’s exports. Therefore, any future restrictions on our ability to enter into such export transactions, may result in a breach of the covenants under the Secured Notes. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder or any other adverse effect. However, if the corresponding waivers are not timely obtained in accordance with the terms of our credit agreements and indentures, our business, financial condition and results of operations could be adversely affected. For example, certain creditors may declare the principal and accrued interest on amounts owed to them as due and immediately payable, resulting in acceleration of other outstanding debt due to cross default provisions. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Covenants in our indebtedness” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”.

In addition, upon the occurrence of a change of control (as defined in our financial debt instruments), we may be required to make an offer to purchase certain of our outstanding bonds at a price of 101% of their principal amount (plus accrued and unpaid interest), and certain of our other financial debt may be subject to mandatory prepayment triggered by such change of control, subject to certain conditions. If the Argentine Republic disposes of or ceases to control a majority of our voting shares, including as a result of actions taken by judgment creditors of Argentina to seize control of Argentina’s assets, we may become subject to these change of control provisions of our financial debt. For example, plaintiffs in proceedings against the Argentine Republic recently filed a motion seeking turnover of the YPF Class D shares held by the Argentine Republic. For additional information, see “Item 8. Financial information—Significant changes”.

Our source of funds for any such repurchases of bonds and mandatory prepayments will be available cash or other sources, including borrowings, sales of assets or sales of equity. Our sources of cash may not be adequate to permit us to immediately repurchase or prepay our indebtedness upon a change of control, which in turn may result in an event of default under agreements governing all of our indebtedness and would have a material adverse effect on our operations and financial condition.

Risks relating to our Class D shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or forecasted financial and operating results, speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, the behavior of the local and international markets, variations in international and/or local crude oil prices, pandemic diseases, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or YPF S.A. Factors such as the above-mentioned have led and could lead to considerable volatility in the market price of our shares and ADSs. Additionally, sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder or ADS holder could decrease the trading price of our Class D shares and ADSs. Given that there are outstanding judgments against Argentina, it is also possible that judgment creditors could seek to obtain control over certain of Argentina’s assets, potentially including Argentina’s shares in the Company. For example, plaintiffs in proceedings against the Argentine Republic recently filed a motion seeking turnover of the YPF Class D shares held by the Argentine Republic. For additional information, see “Item 8. Financial information—Significant changes”. We cannot assure you that factors that could affect the market price of our ordinary shares and ADSs will not have a material adverse effect on the trading values of our securities. See “Item 9. The offer and listing”.

Additionally, if the bid price of our ADSs were to close below the required minimum 30-day average of US$ 1.00 per share, we may receive a deficiency notice from the New York Stock Exchange (“NYSE”) regarding our failure to comply with this requirement. To the extent that we are unable to timely resolve such listing deficiency, there is a risk that our ADSs may be delisted from the NYSE, which would adversely impact liquidity of our ADSs and potentially result in even lower bid prices for them. In addition, if the NYSE approves the delisting of our ADSs, Bolsas y Mercados Argentinos S.A. (“BYMA”) may require the delisting of our shares listed in such stock market.

Certain strategic transactions require the approval of the Argentine government (the sole holder of our Class A shares) or may entail a cash tender offer for all of our outstanding shares or securities convertible into shares

Pursuant to our by-laws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including: (i) a merger; (ii) an acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital; (iii) the transfer to third parties of all the exploration and exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and exploitation activities; (iv) the voluntary dissolution of YPF S.A.; (v) the transfer of the legal or fiscal domicile of YPF S.A. to a country other than Argentina; and (vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. According to our by-laws, the transactions described in (iii) and (v) above also require the prior approval of the Argentine Congress. See “Item 4. Information on the Company—History and development of YPF S.A.” and “Item 10. Additional information—Certain provisions relating to acquisition of shares”.

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

We may not be able to pay, maintain or increase dividends

Our ability to pay, maintain or increase dividends is based on many factors, including our current and cumulative net income, capital expenditures required under our investment plans, future debt service payments, restrictive covenants on our financial debt agreements, working capital needs, legal, regulatory, tax, and/or contractual restrictions and general economic and financial conditions. A change in any of these factors could affect our ability to pay, maintain or increase dividends, and the amount of any dividend paid may vary from year to year. See “Item 10. Additional information—Dividends”.

We are traded on more than one market and this may result in price volatility; in addition, investors may not be able to easily transfer securities to take advantage of pricing opportunities for trading between such markets

Trading in ADSs and Class D shares in the United States and Argentina, respectively, uses different currencies (U.S. dollars on the NYSE and Argentine pesos on the Mercado de Valores de Buenos Aires (“S&P MERVAL”)), and takes place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina), resulting in potential differences in the trading prices of ADSs and Class D shares on these two markets. Any decrease in the price of Class D shares on the S&P MERVAL could cause a decrease in the price of ADSs on the NYSE. Investors could seek to sell or buy Class D shares or ADSs to take advantage of price differences between the markets through a practice referred to as “arbitrage”. Any arbitrage activity could create unexpected volatility in the trading prices of ADSs or Class D shares. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class D shares for trading without effecting necessary procedures with the depositary. This could result in time delays and additional costs for holders of ADSs.

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

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice) in order to exercise certain shareholder rights, including voting rights. In the event that a non-Argentine company owns our Class D shares directly (rather than in the form of ADSs) and it fails to register with the National Corporations Registry, its capacity to exercise its rights as a holder of our Class D shares may be limited. Pursuant to Law No. 26,831 (the “Capital Markets Law) and to the CNV General Resolution No. 789/2019, foreign companies that are shareholders of publicly traded corporations such as YPF S.A. may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact. See “Item 10. Additional information—Preemptive and accretion rights”.

You may be unable to exercise voting rights with respect to Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as a shareholder with respect to the shares underlying ADSs. A holder of ADRs representing the shares being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADRs only in accordance with the deposit agreement relating to ADSs. While our direct shareholders will be able to exercise their voting rights either by attending the meeting in person or by proxy, ADR holders may only exercise their voting rights by either withdrawing the shares underlying their ADRs in time for the meeting or instructing the depositary (upon receipt of a notice of the meeting from the depositary) on how to vote the Class D shares represented by their ADRs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of Class D shares. If no such instructions are received, the depositary shall vote the Class D shares represented by ADSs in accordance with the recommendations YPF S.A.’s Board of Directors made to all holders of shares, unless the depositary is prohibited from doing so by any applicable provision of Argentine law.

Shareholders and ADS holders outside of Argentina may face additional investment risks from currency exchange rate fluctuations in connection with their holding of our Class D shares or ADSs

We are organized under the laws of Argentina and future dividends on our Class D shares will be determined in the legal tender in Argentina, which is the Argentine peso. The Argentine peso has historically and recently fluctuated significantly against many major world currencies, including the U.S. dollar. A devaluation of the Argentine peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and ADSs as measured in U.S. dollars.

It may be difficult to effect service of process within the United States for civil liabilities against us or our directors, officers and controlling persons, and the enforcement in Argentina of any foreign judgment that results therein would be conditioned on compliance with the requirements of Argentine procedural law

We are organized under the laws of Argentina and our principal place of business (“domicilio social”) is in the City of Buenos Aires, Argentina. Our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets is located outside the United States. As a result, it may be difficult for holders of our securities to effect service of process within the United States on such persons or to enforce judgments against us or them, including in any action based on civil liabilities under the U.S. federal securities laws. Under Argentine law, enforcement of foreign judgments would be recognized, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are complied with, including the requirement that the judgment does not violate principles of public policy of Argentine law, as determined by an Argentine court, and provided that an Argentine court will not order the attachment of any property located in Argentina and determined by such court to be essential for the provision of public services.

ITEM 4.	Information on the Company

History and development of YPF S.A.

YPF S.A. is a corporation (“sociedad anónima”), incorporated under the laws of Argentina. Our address is Macacha Güemes 515, C1106BKK, Autonomous City of Buenos Aires, Argentina and our telephone number is (54-11) 5441-0000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”. YPF S.A. operates under the laws of Argentina, with by-laws registered on the Public Registry of Commerce of the Autonomous City of Buenos Aires. It is in force for a limited term of 100 years from June 15, 1993, with the date of termination of its Memorandum of Incorporation being June 15, 2093.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by YPF S.A. are available to the public on the SEC website at www.sec.gov (commission file number 1-12102). YPF S.A.’s website is www.ypf.com. The information contained on, or that can be accessed through, YPF S.A.’s website is not part of, and is not incorporated into, this annual report.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. See “—Business organization”.

We have a 100-year history. Beginning in the 1920s and until 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the Argentine government. During this period, we and our predecessors were owned by the state, which controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including us. Following the enactment of these laws, a series of presidential decrees were promulgated, which required us, among other things, to sell majority interests in our exploitation concessions in certain major productive areas and to undertake an internal management and operational restructuring program.

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

Expropriation of shares held by Repsol YPF

For the purpose of ensuring the fulfillment of its objectives, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF S.A. represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. According to the Expropriation Law, the shares subject to expropriation, which have been declared of public interest and were subsequently transferred to the Republic of Argentina, will be assigned as follows: 51% to the Argentine Republic and 49% to the Argentine provinces that compose the National Organization of Hydrocarbon Producing States.

In addition, the Expropriation Law provided for the expropriation of 51% of the share capital of Repsol YPF GAS S.A. (“Repsol YPF GAS”) represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

As of the date of this annual report, the transfer of the shares subject to expropriation between the Argentine Executive Branch and the Argentine provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves.

To ensure compliance with its objectives, the Expropriation Law provides that the Argentine Executive Branch, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the Argentine provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder.

Any future transfer of the shares subject to expropriation is prohibited without the permission of the Argentine Congress by a vote of two-thirds of its members.

In accordance with Article 9 of the Expropriation Law, the appointment of YPF S.A. Directors representing the expropriated shares shall be made proportionately considering the holdings of the Argentine Republic and Argentine provinces, and one Director shall represent the employees of YPF S.A.

In accordance with Article 16 of the Expropriation Law, the federal government and the provinces must exercise their rights pursuant to the following principles: (a) the strategic contribution of YPF S.A. to the achievement of the objectives set forth in the Expropriation Law; (b) the administration of YPF S.A. pursuant to the industry’s best practices and corporate governance, safeguarding shareholders’ interests and generating value on their behalf; and (c) the professional management of YPF S.A.

In accordance with Article 17 of the Expropriation Law, YPF S.A. will resort to internal and external sources of funding, strategic alliances, joint ventures, temporary business partnerships, and cooperation partnerships, whether public, private or mixed companies, domestic and foreign.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by YPF S.A. to the SEC on May 9, 2012.

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (“Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF S.A.’s Class D shares pursuant to the Expropriation Law Under the Repsol Agreement, Repsol accepted US$ 5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF S.A., and waived additional claims. YPF S.A. and Repsol also executed a separate agreement (“Repsol Arrangement”) on February 27, 2014, pursuant to which YPF S.A. and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of the Repsol Arrangement arising from the expropriation of the YPF S.A. shares owned by Repsol pursuant to the Expropriation Law, including the intervention of YPF S.A. and the temporary occupation for public purposes of 51% of Repsol´s capital stock in YPF S.A. Repsol and YPF S.A. agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF S.A. that the Repsol Agreement had entered into force.

The Repsol Agreement was ratified on March 28, 2014, at a Repsol general shareholders’ meeting and approved by the Argentine Congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF S.A. was notified of the entry into force of the Repsol Agreement, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF S.A. and YPF GAS S.A. (formerly, Repsol YPF GAS).

See “Item 7. Major shareholders and related party transactions” for details on our current major shareholders.

Legal nature of YPF S.A.

According to the Expropriation Law, YPF S.A. is and will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of the Argentine General Corporations Law and its corresponding regulations, and neither is nor will be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.

See “Item 7. Major shareholders and related party transactions”, “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of YPF S.A.” and “Item 3. Key information—Risk factors—Risks relating to our business—We face risks relating to certain legal proceedings which may cause significant costs and losses”.

Overview

Argentina is the largest producer of natural gas and the fourth largest producer of crude oil and condensate in Central and South America, according to the 2023 edition of the Energy Institute Statistical Review of World Energy, published in June 2023.

YPF operates mainly in Argentina (see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”) and our revenues are primarily derived from the sales of fuels (gasoline and diesel) and natural gas in the Argentine domestic market, which together represented 69.3% of total revenues in 2023. Additionally, in 2023, our main expenditures are related to investments and operating costs in conventional fields aiming to compensate or reduce their natural decline, in unconventional fields with the objective of growing production and reserves, and in the maintenance and/or investment in our downstream business, among others, as well as royalties and taxes related to our operations and the payment of interests related to our financial debt.

Business strategy

Our strategy has evolved over the last few years to prioritize the monetization of our vast unconventional hydrocarbon resources. Over the last 10 years, we have invested significantly in the Vaca Muerta formation together with our international and local partners, gaining experience, incorporating technology and adapting processes to become competitive on a global scale.

Having achieved competitive efficiency levels on both capital and operating expenditures, we now have the opportunity to accelerate the development of our shale resources. This has become even more relevant in the current geopolitical context in which the world demands affordable, reliable and sustainable energy, increasing the attractiveness of becoming a net exporter of crude oil and, in the medium term, capitalizing the opportunity to become a relevant LNG exporter.

Therefore, we will continue to focus our efforts on our most profitable business, the Vaca Muerta formation, given its level of recoverable resources. Furthermore, we expect to actively manage our portfolio with a capital allocation discipline, reallocating resources from other less profitable businesses. In that sense, we are targeting a significant reduction of our exposure to conventional mature fields.

While accelerating the growth potential of our shale resources, we also remain focused on maintaining high standards with regards to the health and safety of our people and the communities we work in, reducing our carbon footprint, and remaining focused on securing further efficiencies in all of our operations, including refining/processing of crude oil and natural gas and the distribution and marketing of hydrocarbon and derivative products, which position us as the leading integrated energy company in Argentina.

We intend to strengthen our competitiveness and timely adaptation to the trends that are taking place in the global energy space and that would have a decisive impact in the coming decades, such as decarbonization and electrification, as well as those that aim to increase the efficiency of hydrocarbons production and processing.

Our strategic pillars are:

●	Discipline in the allocation of capital, focused on the development of our unconventional hydrocarbon acreage with competitive advantages, generating value in a sustainable way.
●	Development of infrastructure projects that will enable future oil production growth out of the Vaca Muerta formation.
●	Rationalization of the conventional asset portfolio, prioritizing profitability.
●

Growth of our resource base through exploration, seeking to venture into high-impact projects, such as offshore exploratory projects, to create value for our stakeholders while promoting economic development in Argentina.

●

Efficiency in costs and processes in all our business segments, and particularly in the Vaca Muerta formation, with the aim of ensuring resilience even in low price scenarios. In this regard, ongoing improvement in well construction efficiency is a fundamental factor in the development of our unconventional assets.

●	Adaptation of refineries to facilitate greater shale processing and the expected evolution of the quality of fuels to be demanded by our customers.
●

Development and monetization of our gas portfolio by serving local demand, as well as potential growth opportunities by taking advantage of idle capacity in existing pipelines to export to neighboring countries. Furthermore, the shale gas recoverable resources available in our Vaca Muerta concessions and the proven efficiency already achieved provide for a unique opportunity for expanded activity oriented at global markets of LNG.

●

Reduction of the Company’s specific CO2 emissions and the development of renewable energies through our participation in YPF Energía Eléctrica S.A. (“YPF EE”), as part of our commitment to sustainability.

During 2023, we continued to focus on implementing our corporate sustainability policy and our commitment to climate change-related actions.

The investment plan related to our strategy requires the reinvestment of our earnings, our association with strategic partners and the use of debt financing at levels we consider prudent for companies in our industry. The financial viability of these investments and hydrocarbon recovery efforts will depend on numerous factors that YPF does not control or influence, such as the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, among others. See “Item 3. Key information—Risk factors—Risks relating to Argentina”, “Item 3. Key information—Risk factors—Risks relating to our business” and “Item 5. Operating and financial review and prospects—Factors affecting our operations”. Furthermore, we continue to manage our portfolio actively, prioritizing the divestment of matured conventional assets and including the evaluation of new joint ventures to develop our unconventional acreage.

Business organization

For a chart illustrating our organizational structure, including our principal subsidiaries see Note 1 to the Audited Consolidated Financial Statements.

Our operations, properties and clients are mainly located in Argentina. However, we also hold participating interests in exploratory areas in Bolivia and sell jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil. As of December 31, 2023, we conducted our business according to the following organization:

(i)	Upstream business segment

The Upstream business segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the sale of the natural gas retained in plant to the Gas and Power business segment.

This segment incurs all costs related to the activities mentioned above.

On January 1, 2023, certain assets related to the exploration, exploitation and production of frac sand for well drilling, which were formerly included in Central Administration and Others, were assigned to the Upstream business segment.

(ii)	Downstream business segment

The Downstream business segment performs activities relating to: (i) crude oil refining and petrochemical production; (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of crude oil and refined and petrochemical products obtained from such processes; and (iv) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agri, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

This segment incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream business segment and third parties and the purchase of gasoline, propane and butane and natural gas from the Gas and Power business segment to be consumed in the refineries and petrochemical industrial complexes.

(iii)	Gas and Power business segment

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment, and its commercialization; (ii) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas S.A. (“Metrogas”); and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, it undertakes activities related to: (i) separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

This segment incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

On January 1, 2023, certain assets related to the production, storage, distribution and sale of fertilizers through the Profertil S.A. (“Profertil”) joint venture, which were formerly included in the Downstream business segment, were assigned to the Gas and Power business segment.

(iv)	Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

For a description related to the activities developed by each business segment see Note 5 to the Audited Consolidated Financial Statements.

The following table sets forth, for each of the periods indicated, revenues and operating profit or loss for each of our business segments, for additional information about revenues see Note 24 to the Audited Consolidated Financial Statements:

	For the year ended December 31,
	(millions of US$)
	2023	2022(2)	2021(2)
Revenues (1)
Upstream
Revenues	171	174	147
Revenues from intersegment sales	7,211	7,134	5,820

Total Upstream	7,382	7,308	5,967
Downstream
Revenues	14,888	16,016	11,220
Revenues from intersegment sales	100	109	64

Total Downstream	14,988	16,125	11,284
Gas and Power
Revenues	2,017	2,304	2,069
Revenues from intersegment sales	357	391	161

Total Gas and Power	2,374	2,695	2,230
Central Administration and Others
Revenues	235	263	246
Revenues from intersegment sales	781	779	484

Total Central Administration and Others	1,016	1,042	730
Consolidation adjustments	(8,449)	(8,413)	(6,529)

Total Revenues	17,311	18,757	13,682
Operating profit or loss
Upstream	(1,927)	1,310	80
Downstream	896	1,523	945
Gas and Power	(3)	90	10
Central Administration and Others	(270)	(405)	(198)
Consolidation adjustments	56	(36)	(138)

Total Operating profit or loss	(1,248)	2,482	699

(1)

Export withholdings on hydrocarbon are disclosed as “Selling expenses” in the “Taxes, charges and contributions” line as indicated in Note 26 to the Audited Consolidated Financial Statements. Royalties with respect to our hydrocarbon production are accounted for as a production cost and are not deducted in determining revenues, see Note 2.b.12) to the Audited Consolidated Financial Statements.

(2)

Comparative information for the years ended December 31, 2022 and 2021 has been restated due to changes in certain assets related to the exploration, exploitation and production of frac sand for well drilling.

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate domestic market prices.

Operating profit or loss of each business segment have been determined after consolidation adjustments.

For a description of our principal capital expenditures and divestitures see “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures”.

Upstream

YPF’s Upstream business segment seeks to add value to the Company by optimizing the use of deployed capital, achieving levels of operational excellence, thus generating new development opportunities, while delivering profitable growth driven by the increasing incorporation of unconventional projects to its activities where well construction efficiency is a fundamental factor.

The plan of promotion for natural gas production in Argentina, Plan GasAr 2020-2024, launched in November 2020, gave to the Company an opportunity to monetize natural gas reservoirs, ensuring to supply the demand for four years at a price that allows for the development of our natural gas projects in certain basins. In this sense, Plan GasAr 2023-2028, launched in November 2022, allowed the Company to extend this opportunity by ensuring to supply the natural gas demand over the next five years. For further information see “—Gas and Power—Natural gas operations” and Note 35.d.1) to the Audited Consolidated Financial Statements.

During 2023, we continued actively managing our portfolio. As of December 31, 2023, we held interests in 114 oil and gas fields in Argentina. According to the Secretariat of Energy (“SE”) in 2023, these assets accounted for 38.2% of the Argentina’s total production of crude oil, excluding NGLs, and 32.7% of its total natural gas production, including NGLs.

During 2023, YPF hydrocarbon production increased by 2.0% compared to 2022. Crude oil daily production increased by 7.4%, NGLs daily production increased by 3.2%, offset by a 3.3% decrease in natural gas daily production comparing to 2022.

Our unconventional production continues to increase strongly during 2023. Crude oil daily production increased by 26.4%, NGLs daily production increased by 13.9% and natural gas daily production increased by 2.3% comparing to 2022.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets involves 55 blocks and is consistent with the Company’s new management plans which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields. See “—Business strategy”, “—Oil and gas reserves”, “Item 3. Key information—Risk Factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk Factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures”. The carrying amount of these assets as of December 31, 2023 may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets and, in addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Note 8 and 38 to the Audited Consolidated Financial Statements.

Acreage

Our production is concentrated in the Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral basins in Argentina:

The following table sets forth information regarding our developed and undeveloped acreage by geographic area:

	As of December 31, 2023
	(thousands of acres)
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
South America
Argentina (5) (6) (7)	1,341	998	18,402	11,046
Rest of South America (8)	-	-	4,610	4,425

Total	1,341	998	23,012	15,471

(1)	Developed acreage is spaced or assignable to productive wells.

(2)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which we own a working interest.

(4)	Net acreage equals gross acreage after deducting third-party interests.

(5)	8,673 and 3,664 acres correspond to gross and net undeveloped offshore fields, respectively, while 28 and 14 acres correspond to gross and net developed offshore fields, respectively.

(6)

We have excluded from our undeveloped acreage those km2 corresponding to exploration permits which have already expired and which, as of December 31, 2023, considering the results obtained and having fulfilled all investment commitments, the Company has notified the relevant Province of its decision to relinquish the block, and therefore, YPF does not hold any right related to such acreage.

(7)	We have included in our acreage those km2 obtained as consequence of commitments with third parties that are pending of approval by the relevant Province as of the date of this annual report.

(8)

Relates to Colombia, Bolivia and Uruguay. In Colombia, YPF notified the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”) of the decision to relinquish the COR 12 and COR 33 blocks; and in July 2022, the ANH began an administrative proceeding claiming the exploration commitments were not performed or paid, and as of the date of this annual report the Company has presented its defenses in the administrative process and the ANH is considering the evidence offered. In Bolivia, YPF’s net undeveloped surface acreage totaled 91,553 acres, and in Uruguay YPF´s net undeveloped surface acreage totaled 4,160,266 acres.

The net exploratory undeveloped acreage in Argentina under the first or second exploration periods, which mature in 2024 and in the period 2025-2027, respectively, is 5,007 km2 (24.6%) and 15,339 km2 (75.4%), respectively, of our 20,346 km2 net exploratory undeveloped acreage as of December 31, 2023. The net exploratory undeveloped acreage in the Rest of South America is 11,172 km2, which mature mainly in the period 2025-2027.

The extension of the expiring acreage that the Company would be required to surrender to the relevant Province will depend on our decision to extend our exploration permit in a given area, provided that the requirements of the Argentine Hydrocarbons Law have been met, including the satisfaction of our obligations under the exploration permit relating to those areas. Therefore, the areas to be relinquished usually consist of acreage where drilling has not been successful and are considered non-core lease acreage.

As of December 31, 2023, we do not have any material undeveloped acreage related to our exploitation concessions expiring in the near term.

Exploration permits and exploitation concessions in Argentina

The following table sets forth information regarding the exploration permits and exploitation concessions we held:

	As of December 31, 2023
	Operated by YPF	Non-Operated by YPF	Total
Exploration permits	12	4	16
Exploitation concessions	69	29	98

Total	81	33	114

The following table sets forth information regarding the exploration permits we held:

	As of December 31, 2023
	Onshore			Offshore
	100% ownership interest	50.0% ownership interest	Total	100% ownership interest	35.0% - 50.0% ownership interest	Total
Exploration permits	8	4	12	-	4	4

The following table sets forth information regarding the exploitation concessions we held:

	As of December 31, 2023
	Onshore
	100% ownership interest	7.2% - 93.0% ownership interest	Total
Exploitation concessions	54	44	98

The following table sets forth information regarding the expiration year of our exploration permits and exploitation concessions:

	As of December 31, 2023
	Expiration year
	2024- 2028	2029- 2033	2034- 2038	2039- 2043	2044- 2048	2049- 2053	2054- 2058	2059+	Total
Exploration permits	16	-	-	-	-	-	-	-	16
Operated by YPF	12	-	-	-	-	-	-	-	12
Non-Operated by YPF	4	-	-	-	-	-	-	-	4
Exploitation concessions	41	9	11	11	9	13	2	2	98
Operated by YPF	31	6	5	11	6	7	2	1	69
Non-Operated by YPF	10	3	6	-	3	6	-	1	29

Total	57	9	11	11	9	13	2	2	114

The following table sets forth information regarding our gross and net interests in productive oil and gas wells by basin:

	As of December 31, 2023
	Wells (1) (2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,372	3,226	1,848	1,279
Golfo San Jorge	7,216	6,797	74	73
Cuyana	646	593	-	-
Noroeste	40	21	74	36
Austral	101	101	48	48

Onshore	12,375	10,738	2,044	1,436
Austral	56	28	-	-

Offshore	56	28	-	-

Total	12,431	10,766	2,044	1,436

(1)	Gross wells are wells in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party working interests.

Approximately, 99.3% of our proved oil reserves in Argentina are concentrated in the Neuquina (81.9%) and the Golfo San Jorge (17.3%) basins, and 96.7% of our proved gas reserves in Argentina are concentrated in the Neuquina (93.2%), and the Noroeste (3.5%) basins.

Joint ventures and contractual arrangements in Argentina

The following table sets forth information regarding the exploration and exploitation joint ventures and contractual arrangements in which we participated:

	As of December 31, 2023
	7.2% - 70.0% ownership interest		Total
	Operated by YPF	Non-Operated by YPF
Exploration joint ventures and contractual arrangements	4	4	8
Exploitation joint ventures and contractual arrangements	13	23	36

Total	17	27	44

Our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of our joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and exploitation joint ventures in which we participated as of December 31, 2023, see Note 29 to the Audited Consolidated Financial Statements. We are also a party of other contractual arrangements that arose through the renegotiation of service contracts and their conversion into exploitation concessions and exploration permits.

Drilling activity in Argentina

The following table sets forth, for each of the periods indicated, information regarding the number of wells drilled by us or through joint ventures in which we had a working interest:

	For the year ended December 31,
	2023	2022	2021
Gross wells drilled (1)
Oil	1	10	5
Gas	2	2	-

Exploratory productive	3	12	5
Dry	1	6	2

Total Exploratory	4	18	7

Oil	300	273	220
Gas	79	70	79

Development productive	379	343	299
Dry	-	-	5

Total Development	379	343	304

Net wells drilled (2)
Oil	1	7	4
Gas	2	1	-

Exploratory productive	3	8	4
Dry	1	6	1

Total Exploratory	4	14	5

Oil	206	189	130
Gas	40	39	48

Development productive	246	228	178
Dry	-	-	2

Total Development	246	228	180

(1)	Gross wells are wells in which we own a working interest.

(2)	Net wells equal gross wells after deducting third-party working interests.

The following table sets forth information regarding the number of wells in the process of being drilled:

	As of December 31, 2023
	Gross	Net
South America
Argentina	197	122
Rest of South America	-	-

Total	197	122

Exploration & Development activity

Argentina

Exploration activities

YPF’s onshore exploration portfolio is mainly focused on high-impact projects such as Palermo Aike, believed to be the second shale formation located in the Austral basin behind the Vaca Muerta formation in terms of potential, and Vaca Muerta.

Regarding the Palermo Aike project, in May 2023 YPF signed an agreement with Compañía General de Combustibles S.A. (“CGC”) to drill the first horizontal well to evaluate the Palermo Aike formation in the El Cerrito block. As of December 31, 2023, this well is being drilled while completion and testing are expected to occur during 2024. Also, in June 2023, the Santa Cruz Province granted exploration permits to YPF for strengthening exploration in the Palermo Aike formation in the La Azucena and El Campamento Este blocks.

In the Vaca Muerta formation, 2 horizontal wells were drilled during 2023, one in the CN-VII block where we have an exploration permit and the other one in the Paso de las Bardas Norte exploitation concession. These wells were drilled as a result of the significant geochemical indexes (from cores and cuttings). As of December 31, 2023, both wells are being on completion while the testing is expected to occur during 2024.

YPF´s offshore exploration portfolio is formed by the CAN-100, CAN-102 and CAN-114 blocks located in the North Argentina basin, and the MLO-123 block located in the West Malvinas basin, which are in their first exploration period and are being developed jointly with our partners Equinor, Shell and Total Austral.

In March 2023, a deferral until November 2025 for the first exploratory period in the CAN-102 block was granted by the Argentine National government.

In the CAN-100 block, an exploration permit located at 300 km from the Mar del Plata City in the Buenos Aires Province, the first deepwater well in Argentina (Argerich.x-1) is planned to be drilled during the second quarter of 2024. To this end, during 2023, after a public hearing, all environmental permits were approved.

Seismic activities

During 2023, a 3-D seismic study took place in CAN-114, an offshore non-operated block located in the North basin in Argentina, covering 1,862 km, which represents 40% of the activity completed by December 31, 2023.

Development activities

Unconventional activities

During 2023 the production from our unconventional activities was 183.1 mboe/d (YPF net from operated areas), representing 36% of YPF´s total production (YPF net from operated and non-operated areas). In 2023, YPF, jointly with its partners, continued with its growth plan with more than US$ 1,873 million invested (YPF net from operated areas), 151 wells were put into production and more than 6,000 frac stages were carried out in blocks operated by YPF. Considering the above, YPF believes that it will continue to lead the unconventional activities development in Argentina.

In 2023, YPF’s was highly active in its drilling operations at the Core Hub blocks (Loma Campana, La Amarga Chica, Bandurria Sur and Aguada del Chañar), with 11 operative rigs in these oil blocks. Operational efficiencies continued to break records, with a well reaching 2,518 meters (8,261 feet) of lateral length in 12 days (5,640 meters of total length).

The average lateral length drilled in the Core Hub blocks was 2,781 meters (9,125 feet). The longest well drilled during 2023 reached 4,343 meters (14,249 feet) of lateral length. During 2023, 2 wells were put into production at a new landing level.

The activity is focused on the most profitable and proven intervals while approximately 6% of it is directed to appraisal wells. Promising results observed during 2023 in a well pad drilled westwards of the developed area in the Bandurria Sur block in 2022 allowed us to extend the current development towards the center of the block. In the northern area of the Aguada del Chañar block, an appraisal well pad was drilled and was in process of being fractured as of December 31, 2023.

During 2023 production performance was according to expectations throughout the Core Hub blocks.

Even though drilling activity in the Hub Gas blocks (Aguada de la Arena and Rincón del Mangrullo, main natural gas blocks operated by YPF) during 2023 was similar compared to 2022, it was lower than the activity planned in order to adjust it to a lower domestic natural gas demand, 3 pads (12 wells) were drilled in the Aguada de la Arena block and 3 pads (11 wells) were drilled in the Rincón del Mangrullo block, which is a delineation objective that will test productivity in the southern area of the block potentially increasing its resources.

In the southern area of the Neuquina basin regarding the Delineation block, Sur de los Lagos, within the boundaries of the Loma La Lata - Sierra Barrosa conventional concession, 2 horizontal oil wells finished their evaluation test during 2023. In terms of productivity, 1 well is below expectations and 1 well is above expectations.

During 2023, in order to fulfill the investment commitments with the Neuquén Province in the southwest area of the Neuquina basin (which will allow us the extension of the exploration permit in the Las Tacanas block) 2 wells were drilled and fractured, 1 vertical well to gather information in the area of interest and a horizontal side-track in the lower level of the Vaca Muerta formation, and 1 horizontal well in an upper level of the Vaca Muerta formation.

With the objective of understanding the productivity of the Vaca Muerta formation in various positions of the Loma Amarilla Sur block, 4 wells drilled as part of the delineation pilot phase, were put into production in August 2023 (1 vertical oil well to gather information in the sequences of interest and 4 horizontal oil wells targeting two landing zones). As of December 31, 2023, evaluation tests were ongoing.

The activity in the Gas Window Delineation, in the western area of the Neuquina basin, was resumed during 2023 with the drilling of 2 horizontal wells, with 1 well drilled in the Cerro Las Minas block and 1 well being drilled in the Loma del Molle block. This activity is part of an investment commitment with the Neuquén Province to extend the exploration permits of both blocks, that will allow us to have a better understanding on the Vaca Muerta formation´s potential productivity in these blocks.

Conventional activities

Sur Region

During 2023, the Sur Region´s production was 93.4 mboe/d (YPF net from operated areas), representing 18% of YPF’s total production (YPF net from operated and non-operated areas).

During 2023, activity in the Sur Region involved a total investment (YPF net from operated areas) of US$ 955 million.

Milestones for the Sur Region, during 2023, were mainly driven by the development of polymer injection activities performed in the El Trébol and Escalante blocks where oil response to the polymer injection pilot carried out in 2022 outperformed and exceeded the forecasts. In the Manantiales Behr block, a secondary polymer injection pilot (without previous conventional waterflooding) continues to boost oil production, exceeding expectations by achieving new production highs in 2023 compared to the Grimbeek Norte block´s results in 2022; based on these results, we are analyzing moving towards a polymer injection massification in this block.

Also, the implementation of horizontal tight wells drillings, contributed to the Sur Region productivity results. Based on the positive results accomplished with the first horizontal tight oil well drilled in 2022, targeting the D-129 formation in the Cañadón León and Meseta Espinosa blocks, 3 horizontal tight oil wells were drilled and completed during 2023 with results according to expectations. All of them with an extension of 1,500 meters of horizontal branch and 18 stages of hydraulic stimulation, which represents a significant milestone considering the increase of 500 meters and 6 stages of hydraulic stimulations compared to 2022, allowing a decrease in development costs.

Oeste Region

During 2023, the Oeste Region´s production was 137.5 mboe/d (YPF net from operated areas), representing 27% of YPF´s total production (YPF net from operated and non-operated areas).

During 2023, the activity in the Oeste Region involved a total investment (YPF net from operated areas) of US$ 384 million.

The activity in the Oeste Region during 2023 was focused in the Rio Neuquén block where the only Upstream conventional project related to natural gas production takes place. This project is part of the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, aimed at boosting natural gas production in Argentina by granting competitive prices, with the drilling of 18 wells (16 tight gas wells and 2 service wells). During 2023, 11 wells were put into production with results according to expectations, reaching its plateau as a result of a sustain drilling campaign started back in 2021. In the Chachahuen Sur block, we are executing our main project of tertiary activity in the Neuquina basin, with the commissioning during 2023 of 3 polymer plants with results according to expectations. Also, a 50% royalty reduction was granted for this block through Administrative Decision No. 01/2024 of the Mendoza Province as result of the fulfillment of the investment commitments in the project.

Non-operated activities

During 2023, the production of the non-operated areas was 99.6 mboe/d (YPF net from non-operated areas), representing 19% of YPF´s total production (YPF net from operated and non-operated areas).

During 2023, the conventional activities in the non-operated areas involved a total investment (YPF net from non-operated areas) of US$ 13 million in drilling and completion and US$ 38 million in production facilities and other capital expenditures. During 2023, the Company signed an agreement with the Salta Province which extended 10 years from the expiration date of their original terms in the Aguaragüe block. This agreement granted a 2% royalty reduction.

During 2023, the unconventional activities in the non-operated areas in the Neuquina basin involved a total investment (YPF net from non-operated areas) of US$ 361 million in drilling and completion and US$ 315 million in production facilities and other capital expenditures. The main investments were concentrated in shale oil developments in the Lindero Atravesado and Bajada de Añelo blocks and in shale gas in the La Calera and Aguada Pichana Oeste blocks. During 2023, in the La Calera block we finished the construction of an oil pipeline, which connects this block with the Loma Campana block, and we started the construction of the Central Production Facility project that is expected to be finished in the second quarter of 2024 and will allow a gas treatment capacity of 10 mmcm/d and 4,800 cm/d of condensate.

The Aguaragüe, La Calera and Aguada Pichana Oeste blocks are part of the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 that aims to boost natural gas production in Argentina by granting competitive prices.

Rest of South America

Exploration activities

In December 2023, the Company successfully bid on an offshore area in Uruguay, obtaining an exploration permit for the OFF-5 block, which increased the Company’s international offshore acreage in 16,836 km2.

The Charagua block, an onshore area in Bolivia, entered into its third exploratory phase in November 2023 after obtaining the drilling environmental permit in July 2023.

The COR 12 and COR 33 blocks are located in the Cordillera Oriental basin in Colombia, which we operate pursuant to the authorization by the ANH. Our working interest is 60% in the COR 12 block and 55% in the COR 33 block. The combined net area of these blocks is 700 km2. In 2016, together with our partners, we informed to the ANH of our decision to relinquish both blocks. In July 2022, the ANH began an administrative proceeding claiming the exploration commitments were not performed or paid. As of the date of this annual report, the Company presented its defenses in the administrative process and the ANH is considering the evidence offered.

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

Information on net proved reserves as of December 31, 2023, 2022 and 2021 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2023, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oils for each month within the 12-month period ended December 31, 2023, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.

The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12-month period average ended December 31, 2023 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain areas in certain basins, which will be in effect until their corresponding termination dates. See Note 35.d.1) to the Audited Consolidated Financial Statements.

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

Natural gas reserves exclude the gaseous equivalent of liquids expected to be removed from the natural gas on concessions and leases, at field facilities and at natural gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2023 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits”.

Net proved developed and undeveloped reserves as of December 31, 2023

The following tables sets forth information regarding our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas:

	For the year ended December 31, 2023
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved developed reserves
Consolidated entities
South America
Argentina	263	41	1,656	599

Total Proved developed reserves	263	41	1,656	599

	For the year ended December 31, 2023
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved undeveloped reserves
Consolidated entities
South America
Argentina	283	33	880	473

Total Proved undeveloped reserves	283	33	880	473

	For the year ended December 31, 2023
	Oil (1)	NGL	Natural gas	Total (2)
	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved reserves (2) (3)
Consolidated entities
Developed	263	41	1,656	599
Undeveloped	283	33	880	473

Total Proved reserves	546	74	2,536	1,072

(1)	Includes crude oil and condensate.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of crude oil equivalent at 5,615 cubic feet per barrel.
(3)

Proved crude oil and NGLs reserves include an estimated 72 mmbbl of crude oil and 10 mmbbl of NGLs with respect to royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves include an estimated 292 bcf with respect to such payments.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of mature assets. This optimization and divestment plan involves 55 blocks from Golfo San Jorge, Neuquina, Cuyana, and Austral basins. The total proved reserves associated with these areas, which were included in the total proved reserves as of December 31, 2023, account for approximately 85 mmboe mainly related to conventional crude oil assets. See Notes 8 and 38 to the Audited Consolidated Financial Statements and “ —Business strategy”, “ —Upstream”, “Item 3. Key information—Risk Factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk Factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures”.

For information regarding changes in our estimated net proved reserves for the year ended December 31, 2023, 2022 and 2021 see “Supplemental information on oil and gas producing activities (unaudited)” beginning on page S-1 of this annual report.

Reserves replacement ratio

The reserves replacement ratio is the net amount of added proved reserves divided by the volumes produced in any given period.

As of December 31, 2023, the reserves replacement ratio was 39% as a result of an addition of 72 mmboe of net proved reserves (41 mmboe of liquids, and 31 mmboe of natural gas), and considering 187 mmboe produced during the year and the amount of proved reserves at the beginning of 2023. There were no reserves volumes additions related to sales and acquisitions during 2023.

For additional information regarding changes in proved reserves and the reliability of proved reserves estimates, see “Supplemental information on oil and gas producing activities (unaudited)”, “Item 3. Key information—Risk factors—Risks relating to our business—Our reserves and production may decline” and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and natural gas reserves are estimates”.

The table below sets forth, for each of the periods indicated, information regarding reserves replacement ratio:

	For the year ended December 31,
	(%)
	2023	2022	2021
Reserves replacement ratio (1)	39%	124%	229%

(1)	Includes sales and acquisitions volumes.

The following paragraphs explain in further detail the most significant changes in our net proved undeveloped reserves for the year ended December 31, 2023.

Changes in our net proved undeveloped reserves during 2023

YPF had an estimated volume of net proved undeveloped reserves of 473 mmboe as of December 31, 2023, which represented 44% of the 1,072 mmboe total net proved reserves as of such date. As of December 31, 2022, the estimated net proved undeveloped reserves were 597 mmboe (50% of the 1,187 mmboe total net proved reserves as of such date).

The 21% decrease in net proved undeveloped reserves in 2023, is mainly attributable to:

●

Field development projects related to proved undeveloped reserves, which allowed to transfer 132 mmboe to proved developed reserves. The main contributions are related to development wells (129 mmboe) mainly in the Neuquina basin, and improved recovery projects and workovers (3 mmboe) mainly in the Golfo San Jorge and Neuquina basins.

●

Extensions and discoveries, which added 105 mmboe (192 bcf of natural gas, 7 mmbbl of NGLs and 64 mmbbl of crude oil) of proved undeveloped reserves mainly from unconventional oil and gas projects of the Vaca Muerta formation at the Neuquina basin in the following areas:

- Crude oil: Loma La Lata Norte, Bandurria Sur and La Amarga Chica.

- Natural gas: La Calera and Aguada Pichana Oeste.

●	Changes in some reserves development projects strategy and drilling schedules, that resulted in a deduction of 68 mmboe (41 mmboe of liquids and 148 bcf of natural gas).

●	Changes in oil and gas prices and its impact in economics, that resulted in a reduction of 37 mmboe of proved undeveloped reserves.

During 2023, YPF’s total capital expenditures to continue the development of reserves was US$ 2,473 million, of which US$ 1,929 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2023, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

●

The Reserves Auditor, who has headed the RA since January 2023, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third-party engineers. The current Reserves Auditor has over 30 years of experience in reservoir engineering, reserves estimates, project development, field operations, economic evaluations and general accounting regulations. Prior to becoming the Reserves Auditor, he worked as Asset Manager and Head of Planning at fields in the Golfo San Jorge and Neuquina basins, and he was Reserves Audit Team Manager in the RA between 2009 and 2022. He holds a degree in Electrical Engineering from the Universidad Nacional de La Plata, a master’s degree from Escuela Internacional de Negocios, and postgraduate Executive Development Program at IAE Business School. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

●

A quarterly internal review by the RA of changes in proved reserves submitted by the Upstream business segment and associated with properties where technical, operational or commercial issues have arisen.

●

A Quality Reserve Coordinator (“QRC”) is assigned to each area of the Upstream business segment to ensure that there are effective controls in the estimation of proved reserves and approval process of the estimates and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person: (i) has a minimum of 5 years of practical experience in petroleum engineering or petroleum geology, with at least 3 years of such experience in charge of the estimation and evaluation of reserves; and (ii) has either obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

●	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

●

Our internal audit team examines the effectiveness of YPF’s internal controls over financial reporting, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

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

In 2023 DeGolyer and MacNaughton audited certain YPF operated and non-operated areas in the Neuquina, Golfo San Jorge, Austral and Cuyana basins of Argentina. These audits were performed as of December 31, 2023 and the audited fields contain in aggregate approximately 374 mmboe of proved reserves (200 mmboe were proved undeveloped reserves) as of such date, which represented approximately 35% of our proved reserves and 42% of our proved undeveloped reserves as of December 31, 2023. Copies of the related reserves audit reports are filed as an exhibit to this annual report.

We are required, in accordance with Resolutions No. 324/2006 and No. 69/2016 of the Argentine Subsecretariat of Hydrocarbons, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Subsecretariat of Hydrocarbons, as defined in those Resolutions, and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by the aforementioned Resolutions and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules and FASB ASC 932 rules. We last filed such a report for the year ended December 31, 2023. Estimates of our oil and gas reserves filed with the Argentine Subsecretariat of Hydrocarbons are materially higher than the estimates of our proved oil and gas reserves contained in this annual report, mainly because of: (i) information filed with the Argentine Subsecretariat of Hydrocarbons includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Subsecretariat of Hydrocarbons includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC rules and FASB ASC 932 rules contained in this annual report; and (iii) the definition of proved reserves under the aforementioned Resolutions is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC and FASB ASC 932 rules.

Oil and gas production, production costs and sales prices

The following table sets forth, for each of the periods indicated, information regarding our crude oil (including crude oil and condensate), NGLs and natural gas production on an as sold and annual basis. In determining net production, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third-party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as royalties under local regulations. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

	For the year ended December 31,
	(mmbbl)
	2023	2022	2021
Oil and condensate production (1)
Consolidated entities
South America
Argentina	89	83	77

Total Oil and condensate production (2)	89	83	77

	For the year ended December 31,
	(mmbbl)
	2023	2022	2021
NGL production (1)
Consolidated entities
South America
Argentina	16	15	13

Total NGL production (3)	16	15	13

	For the year ended December 31,
	(bcf)
	2023	2022	2021
Natural gas production (1)
Consolidated entities
South America
Argentina	414	423	403

Total Natural gas production (4) (5)	414	423	403

	For the year ended December 31,
	(mmboe)
	2023	2022	2021
Oil equivalent production (1) (6)
Consolidated entities
Oil and condensate	89	83	77
NGL	16	15	13
Natural gas	74	75	72

Total Oil equivalent production	179	173	162

(1)

Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 18.4% of our total proved reserves expressed on a crude oil equivalent barrel basis. In these fields, for the years ended December 31, 2023, 2022 and 2021, crude oil and condensate production was 11, 11 and 9 mmbbl, respectively, NGLs production was 4, 5 and 4 mmbbl, respectively, and natural gas production was 65, 71 and 80 bcf, respectively.

(2)

Crude oil production for the years ended December 31, 2023, 2022 and 2021 includes an estimated 12, 12 and 11 mmbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

NGLs production for the years ended December 31, 2023, 2022 and 2021 includes an estimated 2, 2 and 1 mmbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)

Natural gas production for the years ended December 31, 2023, 2022 and 2021 includes an estimated 54, 57, and 53 bcf, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(5)

Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental information on oil and gas producing activities (unaudited)—Oil and gas reserves” include volumes consumed in operations).

(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

The composition of the crude oil produced by us in Argentina varies by geographic area. Almost all crude oil produced by us in Argentina has very low or no sulfur content. We sell substantially all the crude oil we produce in Argentina to our Downstream business segment. Most of the natural gas produced by us is of pipeline quality. All of our natural gas fields produce commercial quantities of condensate and, substantially, all of our crude oil fields produce associated gas.

The following table sets forth, for each of the periods indicated, the average production costs and average sales prices:

	Total	Argentina	Rest of South America
	US$/boe
Production costs and sales prices (1)
Year ended December 31, 2023
Lifting costs	16.2	16.2	-
Taxes and similar payments (2)	0.5	0.5	-
Other costs (4)	1.3	1.3	-

Average production costs	18.0	18.0	-
Average oil sales price	62.5	62.5	-
Average NGL sales price	26.5	26.5	-
Average natural gas sales price (3)	20.8	20.8	-
Year ended December 31, 2022
Lifting costs	15.1	15.1	-
Taxes and similar payments (2)	0.6	0.6	-
Other costs (4)	1.3	1.3	-

Average production costs	17.0	17.0	-
Average oil sales price	64.4	64.4	-
Average NGL sales price	42.6	42.6	-
Average natural gas sales price (3)	21.0	21.0	-
Year ended December 31, 2021
Lifting costs	11.7	11.7	-
Taxes and similar payments (2)	0.5	0.5	-
Other costs (4)	1.0	1.0	-

Average production costs	13.2	13.2	-
Average oil sales price	53.7	53.7	-
Average NGL sales price	40.8	40.8	-
Average natural gas sales price (3)	20.6	20.6	-

(1)	The amounts are reported “as sold basis”.
(2)

Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of 5.3 US$/boe, 5.5 US$/boe and 4.9 US$/boe for the years ended December 31, 2023, 2022 and 2021, respectively.

(3)	Includes revenues from stimulus programs which aim to boost natural gas production in Argentina. See Note 35.d.1) to the Audited Consolidated Financial Statements.
(4)

Includes (0.9) US$/boe, (1.0) US$/boe and (0.9) US$/boe for the years ended December 31, 2023, 2022 and 2021, respectively, corresponding to the implementation of IFRS 16 “Leases”. See Note 2. b.4) to the Audited Consolidated Financial Statements.

Downstream

During 2023 our downstream activities included refining and transportation of crude oil, and the marketing and transportation of refined fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

During 2023 the Downstream business segment was organized into the following divisions:

●	Refining division (crude oil refining and petrochemical production).
●	Marketing division (commercialization and marketing of refined, petrochemical and resale products).
●	Logistics division (transportation of crude oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales channels).
●	Trading division (trading of refined products and crude oil to international markets).
●	Midstream oil division (development, construction and operation of new oil pipelines to evacuate crude oil production of the Vaca Muerta formation).

We market a wide range of refined petroleum and petrochemical products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, we export refined products mainly from the port at the La Plata City in the Buenos Aires Province and crude oil through our pipelines in the Neuquén Province. The refined petroleum products marketed by us include gasoline, diesel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG and asphalts.

Refining division

We are Argentina’s leading refiner, holding more than 50% of the country’s total refining capacity. Additionally, we operate with high utilization rates in our 3 wholly-owned refineries:

●	La Plata refinery, located in the Buenos Aires Province.
●	Luján de Cuyo refinery, located in the Mendoza Province.
●	Plaza Huincul refinery, located in the Neuquén Province.

Our 3 wholly-owned refineries have an aggregate refining capacity of 119.7 mmbbl (328.1 mbbl/d). These refineries are strategically located along our crude oil pipeline and refined product pipeline distribution systems. In 2023, our crude oil production, substantially all of which was destined to our refineries, represented 79.1.% of the total crude oil processed by our refineries. The remaining processed crude oil is purchased from third parties. We also own a 50% equity interest in Refinería del Norte S.A. (“Refinor”), an entity jointly controlled with Hidrocarburos del Norte S.A. (a company wholly-owned by Integra Capital S.A.) which has a refining capacity of 26.1 mbbl/d in the Salta Province, known as Campo Durán.

	For the year ended December 31,
	2023		2022		2021
	Throughput	Use	Throughput	Use	Throughput	Use
	(mbbl/d)	(%)	(mbbl/d)	(%)	(mbbl/d)	(%)
La Plata refinery	169.6	89.8%	164.6	87.1%	153.1	81.0%
Luján de Cuyo refinery	105.0	92.2%	104.0	91.3%	100.7	88.4%
Plaza Huincul refinery	19.8	78.5%	16.9	67.1%	16.4	65.1%

Total	294.4	89.7%	285.5	87.0%	270.2	82.4%

The crude oil processed in our refineries during 2023 was the highest processing since 2016 and the production of gasoline and middle distillates (such as diesel and jet fuel) was the highest since 2007.

		For the year ended December 31,
		2023	2022	2021
Throughput crude	mmboe	107.5	104.2	98.6
Throughput feedstock	mmboe	3.8	3.7	3.9
Throughput crude / feedstock	mmboe	111.3	107.9	102.5
Production
Diesel fuel	mmboe	46.8	45.0	43.6
Motor gasoline	mmboe	27.8	27.0	24.0
Petrochemical naphtha	mmboe	9.1	8.5	8.9
Jet fuel	mmboe	6.4	5.7	2.8
Base oils	mmboe	0.9	0.8	1.2
Fuel oil	mtn	147.7	229.5	390.2
Coke	mtn	920.7	885.1	878.3
LPG	mtn	704.1	644.0	636.8
Asphalt	mtn	85.8	72.0	146.2

The La Plata refinery is the largest refinery in Argentina, located at the port in the La Plata City, in the Buenos Aires Province, 60 km from the Autonomous City of Buenos Aires, with a nominal capacity of 189.0 mbbl/d. This refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coke naphtha hydrotreater unit, a platforming unit, two diesel hydro finishing units, a gasoline hydrotreater, an isomerization unit, a fluid cracking catalyst (“FCC”) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates methyl tert-butyl ether (“MTBE”), tert-amyl methyl ether (“TAME”) and aromatics compounds used for blending gasoline and other chemical products. During 2023, the revamping on the Topping D unit and the new desalinator were finished, allowing the processing of greater shale oil production. In addition, during 2023, maintenance stoppages were carried out at the Topping D-Vacío lubricant, Coke B and aromatics plants.

The crude oil processed at the La Plata refinery in 2023, of which 73.8% was YPF-produced, was produced mainly from the Neuquina and Golfo San Jorge basins. The La Plata refinery crude oil supplies come from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in both cases to Puerto Rosales in the Buenos Aires Province, and then by pipeline from Puerto Rosales to the La Plata refinery.

The Luján de Cuyo refinery has a nominal capacity of 113.9 mbbl/d, the second largest capacity among refineries in Argentina. This refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit, a platforming unit, an ethyl tertiary-butyl ether (“ETBE”) unit, an isomerization unit, an alkylation unit, a FCC naphtha splitter, a hydrocracking unit, a FCC naphtha hydrotreater unit and two gasoil hydrotreating units. During 2023, the processing operations of the Luján de Cuyo refinery were affected by the maintenance stoppages of the Isomax, Coke I, Topping III and Hydrogen units. In addition, progress on the revamping of the Topping III unit will allow a higher content of shale oil production to be processed by 2024.

Due to its location in the western of the Mendoza Province and its proximity to significant distribution terminals we own, the Luján de Cuyo refinery has become the primary facility responsible for refining petroleum products to supply the domestic market of the central and northwest provinces of Argentina. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. In 2023, 85.9% of the crude oil processed at the Luján de Cuyo refinery was produced by us.

The Plaza Huincul refinery, located in the Neuquén Province, has an installed capacity of 25.2 mbbl/d. The only products currently produced at this refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the Plaza Huincul refinery to the La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. During 2023, we continued working on a new gasoline stabilization plant and a furnace, which will allow a greater flow of shale oil production with completion expected by the end of 2024.

Regarding investments related to new specifications for sulphur content in fuels, established by SE Resolution No. 576/2019 and amended by SE Resolution No. 492/2023 (see Note 35.b.2) to the Audited Consolidated Financial Statements), during 2023 we continued working in the Luján de Cuyo refinery to improve the quality of diesel fuel a new hydro desulfurization unit II (“HDS”), a new hydrogen generator unit II (“Hydrogen II”), and the revamping of the HDS I unit; while in the La Plata refinery the revamping of the magnaforming unit and the new coke naphtha hydrotreatment plant (“HTNC”) continued.

Biofuels are one of the main supplies for gasoline and diesel production. In August 2021, Law No. 27,640 established the percentages of biofuels that must be added to gasoline and diesel and whose validity was set until December 31, 2030. Gasoline requires a 12.0% blend of ethanol, while the percentage for diesel is 7.5% blend of fatty acid methyl esters (“FAME”). During 2023, the industry faced supply problems that resulted in lower FAME additivation rates, which was noticed to the SE.

Our refineries are certified under International Organization for Standardization (“ISO”) standards. See “Item 4. Information on the company—Sustainability—Environmental matters in Argentina”.

During 2023, the renewable energy produced by the Manantiales Behr wind farm (located in the Chubut Province), Los Teros I and II wind farms (located in the Buenos Aires Province) and the Cañadón León wind farm (located in the Santa Cruz Province) represented 38.4% of the electricity consumption of the Luján de Cuyo refinery and 2.6% of the La Plata refinery. See “—Gas and Power—Power operations—The Argentine electricity generation market”.

Marketing division

We market a wide range of refined petroleum and petrochemical products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system.

Our Marketing division supplies gasoline, diesel, jet A-1 fuel, lubricants, asphalts, LPG and other refined petroleum and petrochemical products throughout Argentina and other countries in the region. We work with several industries such as retail, transport, mining, and agriculture.

In 2023, the main levers of growth were the segments of mining, oil and gas and transportation (through service stations and passengers transport companies) and diesel was YPF’s most sold product in volume.

In 2023 YPF maintained its leading position in Argentina, with a market share of 56.8% for liquid fuels.

YPF sells two types of gasoline: (i) Infinia gasoline, a premium 98 octane gasoline; and (ii) Super gasoline, a regular 95 octane gasoline. The premium mix obtained in 2023 (29.0%) decreased 2.3% compared to the annual average in 2022 (31.3%).

Our market share of Infinia and Super gasolines, according to information provided by the SE, was 58.8% and 53.7%, respectively, as of December 31, 2023, compared to 59.6% and 51.5%, respectively, as of December 31, 2022.

Regarding diesel, according to the SE, our market share of 500 and 800 part per million (“ppm”) of sulphur diesel and 10 ppm of Infinia diesel corresponded to 56.5% and 62.1%, respectively, as of December 31, 2023, compared to 54.5% and 62.1%, respectively, as of December 31, 2022. Finally, our sales volume of Infinia diesel reached 29.6% of total diesel sales volumes, compared to 32.4% in 2022.

The table below, for each of the periods indicated, provides domestic market liquid fuels sales volumes:

	For the year ended December 31,
	(mcm)			(%)
	2023	2022	2021	2023 vs 2022	2023 vs 2021
Sales volume
Super gasoline	4,356	3,974	3,612	9.6%	20.6%
Infinia gasoline	1,707	1,706	1,439	- (1)	18.6%
Diesel (500 and 800 ppm)	6,416	6,127	5,796	4.7%	10.7%
Infinia diesel (10 ppm)	2,579	2,754	2,261	(6.4%)	14.0%

Total	15,057	14,561	13,108	3.4%	14.9%

(1)	Less than 1.

During 2023 competitors remained active in communication, promotions, loyalty actions and bank discounts. To enhance brand loyalty, YPF launched campaigns with the aim of positioning itself on the following features: quality, proximity, innovation, avant-garde, trajectory and being an engine of the Argentine economy. Throughout 2023, we showed high presence in all media with campaigns from Infinia, YPF Boxes, Full stores, ServiClub, promoting the quality of products, generating closeness with benefits and improving customer experience.

From the point of view of digitalization, YPF continued to focus on promoting the YPF App, which has already positioned as one of the most widely used methods of payment within the service stations with a penetration of 15.1% and the inclusion of new functionalities that improves the experience of our clients. The YPF App allows to not only streamline the payment process for the customers, but also to centralize benefits and discounts, make appointments at YPF Boxes, and place orders in Full stores to withdraw products without waiting in lines.

Starting from 2023, the Company decided to group the business units into (i) Business-to-Customer (“B2C”) unit, (ii) Business-to- Business (“B2B”) unit, (iii) LPG unit and (iv) Chemical unit, focusing on each kind of clients’ requirements.

B2C unit

The B2C unit focuses on delivering the best experience at our retail service stations, based on sustainability, technology, and innovation. Our goal is to provide energy and convenience solutions to our customers in transit. We subdivide the B2C unit into the (i) Retail unit and (ii) Convenience Store unit.

Retail unit

As of December 31, 2023, Retail unit sales network in Argentina consisted of 1,679 active retail service stations. Out of these, 157 are operated by Operadora de Estaciones de Servicios S.A. (“OPESSA”), our wholly owned subsidiary, 137 are operated by the Automóvil Club Argentino (“ACA”), while the rest are operated by third parties.

According to our estimates, as of December 31, 2023, we were the main fuel retailer in Argentina, with 35.5% of the Argentina’s retail service stations. During 2023, our diesel and gasoline market share increased 0.1 pp, from 56.8% to 56.9%, compared to December 31, 2022.

During 2023, we continued with the “Transformation of the Network” project enabling the installation of a new image on 201 retail service stations, surpassing our annual goal by 93.3%. Additionally, the “CABA Figueroa Alcorta” retail service station was re-inaugurated; this retail service station responds to a new business model focused on the enrichment of customer experience, with sustainability, technology and innovation as its main pillars, which includes self-management and assisted operation proposals both in the forecourt and in the store.

With respect to our network, we inaugurated 28 retail service stations, which have impacted 25 districts and 13 Argentine provinces, 71.4% of these retail service stations were new constructions. We continued with the infrastructure plan and invested approximately US$ 24 million in image renewal, pumps, tanks, convenience stores (“Full stores”), lubrication points, tele measurements and remodeling in retail service stations owned by YPF.

Throughout 2023, YPF successfully renewed 97.4% of its expiring contracts with third party retail station owners, which enabled us to maintain a leading position in the market.

Regarding the relationship with our third party retail service stations, we continued with the “+ YPF Program,” which rewards those who achieve their best performance.

Convenience Store unit (“Full stores”)

YPF’s Convenience Store unit is a franchise which comprises 900 convenience stores. Out of these, we operate 158 through OPESSA, while 742 are operated by third parties. YPF’s stores franchising model generates income in the form of royalties paid by stores and suppliers, materialized as a percentage of the store´s sales.

Our main strategy for the Convenience Store unit is expansion, and our objective is to transform all the retail service station stores into Full store franchises. The opening of the “CABA Figueroa Alcorta” Full store in the Autonomous City of Buenos Aires was a milestone in 2023. The number of Full stores increased 17.0% compared to 2022 (131 additional stores in 2023).

During 2023, we continue working towards achieving operational excellence to deliver the best service and products to our customers. Therefore, concept tests of advanced gastronomic equipment were installed in several stores to support hot & cold meals categories.

In 2023, YPF stores sold 234 million units distributed in more than 2,000 stock keeping units (“SKU’s”). The main categories of products sold were coffee, hot & cold meals, non-alcohol drinks, convenience and kiosk products. Store’s sales, measured as units sold, have increased 24.9% compared to 2022.

B2B unit

In the B2B unit, with focus on the customer, we developed a segment and channel strategy aimed at maximizing value for both YPF and our clients. Our purpose is to promote efficiency in the value chain of our industry segment customers, offering energy solutions, supplies and services. Consequently, by keeping us close to our customers, we developed innovative tailored solutions. We subdivide the B2B unit into (i) Agriculture unit, (ii) Industry unit, (iii) Transport unit, (iv) Aviation unit, and (v) Lubricants and Specialties Latam unit.

Agriculture unit

The Agriculture unit provides an extensive portfolio of products and services. During 2023, this unit focused on continuing growing on farmer closeness from initial sowing to final harvesting and maintaining the operational excellence throughout its network.

This strategy was carried out through a network of 103 exclusive dealers, 6 of which are directly operated by YPF. In 2023, we inaugurated an own base located in the Tres Arroyos City in the Buenos Aires Province, which operates as a commercial, innovation and development center. This network is present in 19 Argentine provinces, covering all the agri productive areas, offering a complete agri portfolio, which includes fuel, seeds, crop nutrition and crop protection products, lubricants and ensiling bags.

In order to be a point of reference in the industry and stay close to agricultural producers, YPF Agro has sustained a constant renewed portfolio of products and commercial conditions for the exchange of grains. At the same time, the Agriculture unit has been developing and promoting sustainable agronomic practices. Fertilizer and phytosanitary products sales decreased by 13.6% compared to 2022. In addition, our fertilizer market share, according to our estimate, was 17.6% compared to 15.6% in 2022.

YPF developed crop financing with instruments such as credit cards with local banks for more than US$ 940 million. We accept different types of grains as payment (exchange), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley and cotton. Some soybeans are processed by third party companies to obtain soybean oil, meal and hulls that we export. As of December 31, 2023, the revenue from these exports represented US$ 77 million, an 88.7% decrease in comparison to 2022 and we traded 1.0 million tons of grains (primarily soybeans), a 45.1% decrease compared to 2022, both variations are explained due to the drought.

Industry unit

The Industry unit supplies the entire national industry sectors, which requires a broad portfolio of products and services to meet customer needs. We supply products such as fuels (diesel, gasoline, jet fuel and fuel oil), lubricants, coal, asphalts, and derivatives (sulfur, CO2, decanted oil and aromatic extract), either directly from our refineries to the point of consumption through our own ground and waterway network (more than 600 direct customers), or through a network of 16 industrial distributors with national coverage (mining, oil and gas and asphalts).

Our purpose is to promote efficiency in the value chain of our industry unit customers, offering energy solutions, supplies and services. In addition, we supply 100% of the fuels that DAPSA and GULF sell at their 259 retail service stations, representing 3.5% of the total market.

Transport unit

Our Transport unit provides fuels (diesel and gasoline), lubricants and automotive urea, either directly from our refineries to the point of consumption (more than 8,800 direct customers), or through our network of retail service stations for those clients members of YPF Ruta, an integral solution for the management of all types and sizes of fleets of any activity.

Regarding the YPF Ruta App launched in 2022, we have achieved a penetration of 5.1% of total transactions within just one year, optimizing the operation at the point of sale and significantly improving the user experience, by digitizing the sale process.

Aviation unit

Our Aviation unit provides jet A-1 fuel in 49 airports and AvGas 100LL in 39 airports across Argentina.

In 2023, YPF activity in the aviation segment recovered 16.7% compared to 2022. Our market share for jet fuel was 56.0%. Regarding our operations abroad, in Paraguay, YPF brand is present in 3 airports, where our market share was 70.5% in 2023. In Chile, our market share in 2023 was 17.9% with presence in 1 airport.

Lubricants and Specialties Latam unit

In the Lubricants and Specialties Latam unit, we manufacture a wide range of products including motor oil, heavy duty and industrial lubricants for commercialization in retail, wholesale and industrial markets through a grid of dealers and distributors. We have developed our lubricants network in Argentina, YPF Boxes, with 415 sales points all over the country. In the La Plata industrial complex, we operate a manufacturing facility where we produce lubricants for the domestic and export markets. Our line of automotive lubricants, including mineral and synthetic oils, has been approved by leading global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison and MTU.

During 2023, our sales of lubricants increased by 0.7% compared to 2022. Export sales decreased by 0.5% in 2023 compared to 2022, mainly due to the conflict between Russia and Ukraine, affecting the international supply of raw materials. We export to Brazil and Chile through our wholly-owned companies. Sales volume to YPF Brazil increased by 41.0% compared to 2022 while sales volume to YPF Chile decreased by 10.9% compared to 2022. We also exported to our network of distributors located in Bolivia, Uruguay and Paraguay, where sales volume increased by 28.9% compared to 2022.

YPF’s strategy is to continue its leadership in the development of lubricants, meeting the latest generation original equipment manufacturers (“OEMs”) requirements for protection and performance needs, in both passenger and heavy-duty vehicles.

During 2023 we completed the ELAION family with mainstream products (“PCMO”), which began in 2022 with its premium brand ELAION AURO.

Our market share as of December 31, 2023 was 36.6%, a decrease of 0.4 pp compared to December 31, 2022, according to the information provided by the SE.

The sales of our PCMO line, ELAION, in the domestic market reached to 11,563 cm in 2023, an increase of 4.2% compared to 2022. With respect to our heavy-duty motor oil (“HDMO”) line, Extravida, in 2023 sales increased by 2.6% compared to 2022. Sales volume of Azul 32, a product used in vehicles that complies with the emission standard Euro 5 to reduce gas emissions, decreased by 4.4% compared to 2022.

Our quality controls ensure that the product reaches the customer in optimal conditions and complies with strict standards. We have achieved the following certifications: (i) for lubricants and specialties, ISO 9001: 2015, ISO 14001: 2015, ISO 45001: 2018, IATF 16949-First Edition; and (ii) for Azul 32, ISO 2224. Additionally, YPF has obtained for Azul 32 API’s certification as part of the American Petroleum Institute (“API”) Diesel Exhaust Fluid Certification Program and German Association of the Automotive Industry (“VDA”) renewal agreement to use the AdBlue brand.

LPG unit

We are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and export markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties.

In the domestic market, we sell LPG mainly through distributors that supply the domestic retail market. The LPG unit does not directly supply the retail market, which is supplied by our affiliate, YPF GAS. During 2023, we sold 23.4% of our LPG production to YPF GAS for the domestic market.

In 2023, LPG sales reached 608.9 mtn, compared to 590.9 mtn in 2022. In 2023, 362.6 mtn of total sales were sold in the domestic market, compared to 377.0 mtn in 2022. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2023 reached 246.3 mtn, compared to 213.9 mtn in 2022. The main destinations of these exports were Chile, Paraguay, Uruguay and Brazil. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

The LPG production and purchases from third parties are detailed in the table below:

For the year ended December 31, 2023
(mtn)
Production and purchases
LPG from natural gas processing plants (1)
El Portón	57.0
San Sebastián	14.2
Loma Negra	14.0
Estación Fernández Oro	14.5

Total Upstream	99.8
LPG from refineries and petrochemical plants
La Plata refinery	326.1
Luján de Cuyo refinery	116.2
CIE	30.4

Total refineries and petrochemical plants (2)	472.8
LPG purchased from joint ventures (3)	-
LPG purchased from unrelated parties	54.8

Total	627.4

(1)	San Sebastian, El Portón, Loma Negra and Estación Fernández Oro are wholly-owned by us.
(2)	Does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Refinor produced 54.9 mtn of LPG in 2023.

Regarding sale prices, the butane local market is regulated by the Argentine government and during 2023 the accumulative price increase was 90.1%. In the case of propane, local prices published by the SE are referred to export parity.

Chemical unit

We are one of the leading petrochemical producers in Argentina according to the Instituto Petroquímico Argentino. Petrochemicals are produced at YPF productive units in Ensenada, Luján de Cuyo and Plaza Huincul.

Petrochemical production operations in the Industrial Complex Ensenada (“CIE”) are closely integrated to the refining activities at the La Plata refinery, allowing for a flexible supply of feedstock, the efficient use of by-products, such as hydrogen, and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacities were as follows:

For the year ended December 31, 2023
(tons per year)
Capacity
CIE
BTX (benzene, toluene, mixed xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
Butane I	25,000
TAME	105,000
LAB (linear alkyl benzene)	52,000
LAS (linear alkylbenzene sulphonate)	32,000
PIB (polyisobutylene)	26,000
Maleic anhydride	17,500
Propylene	120,000
Plaza Huincul
Methanol	411,000
Luján de Cuyo
Propylene	100,000

Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemical unit and the Upstream business segment.

Raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2023, 2022 and 2021, 68.2%, 85.8% and 77.1%, respectively, of our petrochemical sales (including propylene) were made in the domestic market, while we exported the remainder to Mercosur countries, the rest of Latin America, Europe and the United States.

The La Plata petrochemical plant in the CIE and the methanol plant in the Plaza Huincul refinery are certified under ISO standards, see “Item 4. Information on the Company—Sustainability—Environmental matters in Argentina”. The ISO certifications for each plant cover the following processes:

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

Additionally, the La Plata petrochemical plant in the CIE has been certified under the program “Responsible Care” for five consecutive years (2019 - 2023). Responsible Care is a voluntary program that promotes continuous improvement in areas of safety, occupational health and the environment in the chemical industry.

During 2023, the production of methanol was affected by the maintenance stoppage of the unit located in the Plaza Huincul refinery.

Logistic division

We have available for our use a network of 5 major pipelines, 3 of which are wholly-owned by us. The crude oil transportation network includes nearly 2,800 km of crude oil pipelines with 646,121 barrels of aggregate daily transportation capacity of refined products. We have a total crude oil tankage of 7 mmbbl and maintain terminal facilities at 5 Argentine ports.

Information with respect to YPF’s interests in its network of crude oil operating pipelines is set forth in the table below:

				For the year ended December 31, 2023
		YPF interest	Length (km)	(boe/d)
From	To			Daily capacity
Puesto Hernández	Luján de Cuyo refinery	100%	528	99,630 (1)
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006 (2)
Loma Campana	Lago Pellegrini	85%	88	12,586 (3)
Brandsen	Campana	-	-	- (4)
Puesto Hernández / Plaza Huincul / Allen	Puerto Rosales	37%	888	301,910 (5)

(1)	During 2023 the capacity was increased with the start-up of the new head station Puesto Hernández.
(2)	Extension of the Puerto Rosales - La Plata refinery pipeline.
(3)	We own 85% of Oleoducto Loma Campana - Lago Pellegrini S.A. (“OLCLP”), operator of the pipeline.
(4)	In September 2022, Oiltanking Ebytem S.A. stopped being the operator of the pipeline and transferred the concession to Pan American Energy S.L.
(5)

We own 37% of Oleoductos del Valle S.A., operator of the pipeline. The main pipeline is a double pipeline of 513 km which connects the Neuquina basin and Puerto Rosales in the Buenos Aires Province. During 2023, the capacity was increased in 75,480boe/d under a project aimed at duplicating its evacuation capacity.

We also own three tanks in the Berisso City, in the Buenos Aires Province, with 90,000 cm of capacity.

In June 2019 we achieved an important milestone with the start of the operation of the Loma Campana - Lago Pellegrini pipeline. This pipeline allows for the evacuation of conventional and unconventional crude oil from the Vaca Muerta formation. This pipeline is owned by OLCLP, a company owned by YPF (85%) and Tecpetrol (15%), and is operated by a third company, Oleoductos del Valle S.A. (“Oldelval”). We own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: (i) Caleta Córdova in the Chubut Province, which has a capacity of 314,000 cm; and (ii) Caleta Olivia in the Santa Cruz Province, which has a capacity of 246,000 cm. We also have a 30% interest in Oldelval and Oiltanking Ebytem S.A. (“OTE”), operator of the maritime terminal in Puerto Rosales, which has a capacity of 480,000 cm.

We also operate, in Argentina, a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km. We also own 17 storage terminals for distribution of refined products and 7 LPG storage terminals with an aggregate capacity of 1,620,000 cm. Three of our storage and distribution terminals are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution terminals have maritime or river connections. We operate 50 airplane refueling facilities, 40 of which are wholly-owned with a capacity of 22,500 mcm, 141 manual fuel dispensers and 13 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed by government regulations. Products are delivered by an exclusive third party tanker truck fleet of 2,400 units.

Additionally, during 2023 the new head station Puesto Hernández was completed and commenced operations. The repowering of this head station increased the crude oil transportation to the Luján de Cuyo refinery. Investments for continuity of operations were carried out mainly associated with changes of stretches of pipelines and their maintenance, and the repair of tanks in different dispatch terminals.

Trading division

Our Trading division sells refined products and crude oil to international and domestic customers and purchases crude oil from domestic oil companies and refined products from international suppliers. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha, virgin naphtha, MTBE, green petroleum coke and decanted oil.

The Trading division exports from the port at the La Plata City in the Buenos Aires Province to different countries, mainly to Chile, Brazil and China, among others. The following table sets forth, for the periods indicated, sales to international clients:

	For the year ended December 31,
	(mmbbl)
	2023	2022	2021
Exports
Crude oil	4.1	0.4	0.6
Refined products	4.8	4.7	4.7
Marine fuels	1.7	1.9	1.5

Total	10.6	7.0	6.8

During the second quarter of 2023, YPF resumed crude oil exports to Chile, after an 18-year hiatus, due to the successful reactivation of the Trans-Andean oil pipeline. The revenue from this operation, during 2023, was US$ 325 million.

In 2023, we sustained the supply of virgin naphtha and butane to Brazil, delivering an annual volume of 0.93 mmbbl and 0.33 mmbbl, respectively. Additionally, we expanded our market presence by adding new customers for petroleum coke in the Chinese export market.

The following table sets forth sales to the domestic market:

	For the year ended December 31,
	(mmbbl)
	2023	2022	2021
Domestic market
Crude oil	1.2	0.8	0.6
Marine fuels	1.0	1.0	0.9

Total	2.2	1.8	1.5

In addition, imports of low sulfur diesel, gasoline, AvGas, among others, totaled 10.9 mmbbl in 2023, increasing 10.9% compared to 9.9 mmbbl in 2022. United States, Italy and Netherlands were the main origin countries of these imports.

Imports of fertilizers and agrochemicals totaled 0.6 million tons in 2023 compared to 0.4 million tons in 2022 (an increase of 47.2%). China, Egypt and Nigeria were the main origin countries of these imports.

Midstream oil division

We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest of 36% and 36% respectively, in the 428 km trans Andean pipeline, which transported crude oil from Argentina to Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of crude oil exports resulting from the decreasing of the production in the north of the Neuquén Province.

Due to the ramp-up in Argentine unconventional oil production, we worked towards overhauling the trans Andean pipeline, and in the second quarter of 2023 this pipeline re-started the transportation of crude oil. During 2023, YPF transported 4.0 mmbbl of its production through this pipeline. Capital expenditures are required in the midstream oil segment to continue improving the transport of crude oil through this pipeline. A large portion of these investments is being made through our midstream affiliates, such as OTE.

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

In 2023, we continued working on the construction of the La Amarga Chica - Puesto Hernández pipeline (“Oleoducto Vaca Muerta Norte” or “OVMN”). The OVMN is a 151 km pipeline with a capacity of 25,000 cm/d (additionally capacity of 15,000 cm/d in intermediate sections) and will guarantee the supply of the Luján de Cuyo refinery and increase crude oil exports to Chile. In February 2023, YPF S.A. obtained a crude oil transportation concession associated with the OVMN. In May 2023, YPF executed an assignment agreement with other oil and gas companies, whereby it transferred 24,8% of its interest in the transportation concession to such companies, which approval by the Neuquén Province is pending. Finally, in November 2023 the operation of OVMN commenced, and transported 2,1 mmbbl of crude oil, of which 1,6 mmbbl entailed belonged to YPF. Also, we continued working on the construction of the La Calera - Loma Campana pipeline, which is expected to be completed during 2024.

Additionally, progress continues on the crude oil evacuation project through the Vaca Muerta Sur oil pipeline, that will connect Loma Campana in the Neuquén Province with Punta Colorada in the Río Negro Province, with the objective of exporting crude oil from Vaca Muerta formation to the Atlantic coast.

Gas and Power

During 2023, our natural gas and power activities included the natural gas transportation and commercialization, the storage of produced natural gas, the transportation, conditioning and processing of natural gas retained in plant for the separation of gasoline, propane and butane, the distribution of natural gas through our subsidiary Metrogas, the commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, the separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline through our jointly controlled company Compañía Mega S.A. (“Mega”), the generation of conventional thermal electric power and renewable energy through our jointly controlled company YPF EE, and the production, storage, distribution and sale of fertilizers through our jointly controlled company Profertil, one of the leading producers of this product in the Southern Cone.

Natural gas operations

The Argentine natural gas market

We are the largest producer of natural gas in Argentina with total natural gas sales of 13,196 mmcm in 2023, accounting for 29.1% of the market (market share calculated through December 2023, as provided by Ente Nacional Regulador del Gas (“ENARGAS”)). Most of our proved natural gas reserves in Argentina (93.2% as of December 31, 2023) are situated in the Neuquina basin (our production of natural gas from Neuquina basin accounts for 36.7% of the market), which is strategically located in relation to the principal market of the Buenos Aires Province and are supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from the Neuquina basin has a competitive advantage compared to natural gas from other regions.

The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, since there is no meaningful storage capacity in Argentina.

In 2022 the Argentine government through Decree No. 76/2022 granted a transport concession on the future Presidente Néstor Kirchner gas pipeline (“GPNK”) to Integración Energética Argentina S.A. (“IEASA”, or “Energía Argentina S.A.”, “ENARSA” since August 1, 2022), to contribute to the natural gas production growth and increase our natural gas supply. This gas pipeline will expand the natural gas evacuation capacity in the Neuquina basin starting from Tratayén in the Neuquén Province, passing through Salliqueló in the Buenos Aires Province to San Jerónimo in the Santa Fe Province. In July 2023, the first section of the GPNK (from Tratayén to Salliqueló) was inaugurated. This gas pipeline contributes to YPF´s evacuation of the natural gas production under Plan Gas 2020-2024 and Plan Gas 2023-2028 stimulus programs.

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

In December 2022, under the national public tender process and through the SE Resolution No. 860/2022, the Company has committed to: (i) extend Plan GasAr 2020-2024 to 20.9 mmcm/d until December 2028; (ii) “Gas Plano Enero” from January 2024 to December 2028: 0.97 mmcm/d at 3.66 US$/MBtu; and (iii) “Gas de Pico 2024” from May to September, for the years 2024 to 2028: 3.25 mmcm/d at 4.89 US$/MBtu. These offered prices to items (i) and (ii) are affected by a 0.82 summer season price factor and a 1.25 winter season price factor; and for item (iii) is affected by a 1.30 winter season price factor. The GPNK facilitates the evacuation of this volume.

In January 2023, by means of Resolution No. 6/2023, the SE set forth the adequation of natural gas prices at the point of injection to the transmission system (“PIST”) for supply contracts executed under the framework of the Plan GasAr 2020-2024.

In September 2023, the SE through Resolution No 799/2023, assigned to YPF volumes of natural gas from the Noroeste basin according to a maximum incremental production curve established in this Resolution at a price of 9.8 US$/MBtu from October 2023 to December 2026 and 6.0 US$/MBtu from January 2027 to December 2028 for the Plan GasAr 2023-2028. If the maximum volumes of the incremental production curve are not obtained, regardless of the cause, and/or there are deviations of the incremental production curve from the maximum daily amount of natural gas, these events do not constitute a breach of the commitment.

For further information see Note 35.d.1) to the Audited Consolidated Financial Statements.

Natural gas consumption in Argentina, in 2023, totaled 1,732 bcf (or 49.1 bcm). As of December 31, 2023, the number of users connected to the distribution systems throughout Argentina was 9.2 million.

In 2023, 88.0% of our natural gas sales were produced in the Neuquina basin. During 2023 we sold 22.1% of our natural gas volume to local residential distribution companies, 10.3% to compressed natural gas end-users, 32.6% to industrial users (including our affiliates Mega and Profertil), 22.3% to power plants (including our affiliate YPF EE), 8.9% to the Downstream business segment and the remaining 3.8% was exported.

As of December 31, 2023, YPF had a market share of 55.4% in the compressed natural gas market segment, compared to a market share of 57.4% as of December 31, 2022. The price of compressed natural gas is determined by the retail price of Super gasoline.

For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.

Natural gas distribution

We also distribute natural gas through our subsidiary Metrogas, in which we hold a 70% stake. Metrogas is a natural gas distribution company located in the Autonomous City of Buenos Aires and southern suburbs of the Buenos Aires Province, and one of the main natural gas distributors in Argentina. During 2023 Metrogas distributed 6,387 mmcm (or 225.2 bcf) of natural gas to 2.5 million customers. Tariffs that regulate the natural gas distribution market are determined by a complex and regulated framework.

For additional information regarding YPF’s shareholding in Metrogas and Metrogas’ tariff issues, see Note 35.c.3) to the Audited Consolidated Financial Statements.

LNG regasification

YPF is the operator of UT Escobar (a joint venture with ENARSA”), which operates a LNG regasification terminal (“LNG Escobar”) located in Escobar, in the Buenos Aires Province, since 2011. Also, during 2023, the Company provided the LNG regasification service at Bahia Blanca terminal. YPF provides LNG regasification services to ENARSA under certain agreements since May 2008.

UT Escobar has executed agreements with Excelerate Energy South America LLC to provide and operate a 151 mcm (or 5,333 mcf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 22.7 mmcm/d (or 800 mmcf/d) of natural gas. Since the beginning of its operations, LNG Escobar terminal has converted 27.5 bcm (or 970.1 bcf) of LNG into natural gas, which has been injected into the Argentine distribution network. In 2023, natural gas injected into the Argentine distribution network amounted to 1.9 bcm (or 67.2 bcf). In 2023, the Company approved an addendum to the UT GNL Escobar Contract of the Escobar Regasification Terminal to extend its validity until January 31, 2025. Also, the Company entered into an agreement with ENARSA to provide the regasification service at the Bahia Blanca terminal from May 2023 through September 2023 (during the winter season).

In September 2022, YPF and Petronas signed a Join Study and Development Agreement for an integrated LNG project in Argentina. The beginning of the basic engineering is expected to be in 2024.

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

We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing limited volumes of natural gas during periods of low demand and selling such natural gas during periods of high demand. Our principal gas storage facility, Diadema, is located in the Patagonia region, near the Comodoro Rivadavia City in the Chubut Province. The injection of natural gas into the reservoir started in January 2001. During 2023 we extracted 111.3 mmcm of natural gas from Diadema and sold it to our clients.

During 2023, continued the renovation of the Loma La Lata turboexpander plant and began the operation in booster and stabilization (gasolines recovery) mode during the fourth quarter of 2023. The full start up with LPG production will be ready in the second quarter of 2024, which is expected to increase the processing capacity of the Neuquina basin by 6 mmcm/d of gasoline and 600 t/d of NGLs, allowing the natural gas to be conditioned in order to improve the flow in the evacuation network.

The construction of a natural gas pipeline network continued in 2023. El Portón gas pipeline should allow the processing of the associated natural gas from the northern area of the Vaca Muerta formation in the El Portón industrial complex, where there are enough cryogenic plants and compression power for the treatment of such natural gas. In the same way, in the facilities of the southern region of the Vaca Muerta formation, the construction of the Las Tacanas gas pipeline began for natural gas evacuation of the Aguada Villanueva, Meseta Buena Esperanza and Las Tacanas blocks to the existing treatment plants in the area. In the western region of the Vaca Muerta formation, the transport capacity of the Rincón del Mangrullo gas pipeline was expanded increasing the transportation capacity in 5 mmcm/d.

For further information, see “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

NGLs

YPF owns 38% of Mega, while Petrobras and Dow Chemical own 34% and 28%, respectively.

Mega operates:

●	A separation plant located in the Loma La Lata block, in the Neuquén Province.
●	A NGLs fractioning plant, which produces ethane, propane, butane and natural gasoline located in the Bahía Blanca City, in the Buenos Aires Province.
●	A pipeline that transports the NGLs produced in the Loma La Lata block to the Bahía Blanca City.
●	Transportation, storage and port facilities in the NGLs fractioning plant.

Mega’s maximum annual production capacity is 1.6 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractioning plant is used in the petrochemical operations of PBB Polisur S.A., owned by Dow Chemical, and exported by gas tanker ships to Petrobras and other relevant clients.

In December 2022, Mega approved a project for the construction of a new fractioning module in the NGLs fractioning plant in the Bahía Blanca City. As of the date of this annual report this project is being executed according with the planned timeline, expecting the start up by 2025.

Natural gas delivery commitments and supply contracts

We are committed to providing fixed and determinable quantities of natural gas in the near future under a variety of contractual arrangements.

As of December 31, 2023 we were contractually committed to deliver 86,325.9 mmcm (or 3,043.8 bcf) of natural gas in the future (without considering interruptible export supply contracts), of which 27,095.1 mmcm (or 955.3 bcf) will have to be delivered from 2024 through 2025. The aforementioned figures contain the commitments within the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 stimulus programs (see Note 35.d.1) to the Audited Consolidated Financial Statements). According to our estimations, as of December 31, 2023, our contractual delivery commitments for the next two years could be met with our own production and, if necessary, with purchases from third parties. For further information regarding our hydrocarbons production see “Item 4. Information on the company—Upstream—Oil and gas reserves—Oil and gas production, production costs and sales prices”.

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

On January 5, 1995, March 11, 1997 and November 13, 2001 (“GSA 2001”) we committed to supply natural gas to the Methanex S.A. (“Methanex”)’s plant in Cabo Negro, Punta Arenas, in Chile, under agreements, of which only GSA 2001 for 1.1 mmcm/d is currently in force. Pursuant to instructions from the Argentine government, deliveries have been interrupted since 2007.

As a result of negotiations with Methanex, YPF entered into various agreements that involved investments by YPF in hydrocarbon exploration in Chile, tolling agreements and, as of 2019, firm and interruptible natural gas supply contracts, in order to replace the commitments under the original agreements in accordance with the natural gas export regulations in force in Argentina, which include an agreement between the parties for the recovery of volumes not delivered for regulatory reasons.

YPF entered into a firm agreement, which is annually renewed, with Methanex under the Plan GasAr 2020-2024 for the 2023-2024 summer period. The daily maximum volume under this agreement is 1.3 mmcm/d, in order to deliver the committed volumes of natural gas under the GSA 2001. Any volume above 1.1 mmcm/d will be considered natural gas recovered from the volumes that have not been delivered for regulatory reasons.

During the winter period in 2023, there were some surpluses of natural gas in the Neuquina basin that allowed the Company to perform interruptible exports, mainly concentrated in August and September.

In April 2023, the Argentine government called for the submission of export sales agreements in order to allow firm natural gas exports through Gasoducto Gas Andes Argentina S.A. (“Gas Andes”) from October 2023 to April 2024 (the volume assigned to YPF was 0.8 mmcm/d), and from GPA from September 2023 to December 2024 (the volume assigned to YPF was 0.3 mmcm/d). In September 2023 the Argentine government authorized to YPF export sales of natural gas from May 2024 to September 2024 and from October 2024 to December 2024 for 1.5 mmcm/d.

For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.

For information regarding claims arising from restrictions in the natural gas market see “Item 8. Financial information—Legal proceedings”.

Power operations

The Argentine electricity generation market

The Argentine power market’s needs are mainly met by thermal and hydroelectric power plants and other sources of energy such as wind, solar and nuclear energy. In 2023, Argentina’s energy demand amounted to 140,883 GWh an increased by 1.5% compared to 2022, according to CAMMESA’s latest report.

We participate directly and, mainly through YPF EE, an affiliate of YPF, in 22 power generation plants, with an aggregate installed capacity of 3,518 MW. We also have a 50% interest in CT Barragán S.A, which inaugurated, in January 2023, the expansion of the Barragán Thermal Power Plant with the closure of the combined cycle which adds 140 MW to YPF installed capacity.

YPF EE considers itself to be one of the strongest competitors in the electrical generation market in Argentina, being the biggest player in the private market (Mercado a Término de Energías Renovables or “MATER”) with 34.1% of the market share and holding the second place in renewable energy generation with 9.7% of the market share during 2023.

In 2023, YPF EE generated 11,612 GWh through its power plants located in Tucumán, La Plata, Buenos Aires, Neuquén, Santa Cruz and Chubut, including its indirect interest in Central Dock Sud S.A. (a company which main activity is the generation of electricity in its thermal plant and its commercialization) presenting an increase in power generation of 14.4% as compared to 2022. The average electricity price for residential was 34.5 US$/MWh, a 3.1% increase compared to 2022 (the average price in Argentine pesos was 9,935 Ps./MWh, an 118.8% increase compared to 2022) mainly because of lower fuel prices. Meanwhile, the annual average marginal production cost was 115.9 US$/MWh, a 34.4% decrease compared to 2022 (the average cost in Argentine pesos was 27,477 Ps./MWh, a 23.2% increase compared to 2022).

On February 26, 2020, the SE through Resolution No. 31/2020 established that the remuneration of generation units not committed under contracts will be nominated in Argentine pesos (set in U.S. dollars through Resolution ex Secretariat of Electric Energy No. 19/2017). Thus, the SE, through subsequently resolutions has been determining increases in the aforementioned remuneration regime. In that sense, on December 14, 2022, through Resolution No. 826/2022 the SE determined an increase of 20.0% retroactive to September 2022, 10.0% since December 2022, 25.0% since February 2023 and 28.0% since August 2023. On September 8, 2023, the SE Resolution No. 750/2023 established an increase to the remuneration of the SE Resolution No. 826/2022 of 23% for economic transactions occurred since September 2023. On October 30, 2023, the SE Resolution No. 869/2023 established an increase to the remuneration of the SE Resolution No. 750/2023 of 28% for economic transactions occurred since November 2023.

On February 5, 2023, the SE through Resolution No. 59/2023, authorized CAMMESA to enter into contracts with power generating companies whose combined cycles power plants were under the spot remuneration scheme, with the goal of encouraging the necessary investments to the execution of programmed maintenance, and thus improving the thermal availability of the MINEM:

•	The 85% of the power generating units installed capacity should have to be committed under contracts.
•	The contracts have a maximum maturity of 5 years.
•

The offered availability (“Disponibilidad Garantizada Ofrecida”, “DIGO” as per its Spanish initials) power is remunerated by a price reduced by 35% in the summer and winter months and by 15% the remaining months, besides an additional of 2,000 US$/MW per month that will be ratably decreased if the availability is lower than 85%.

•	A total of 3.5 US$/MWh for the energy generated with natural gas and 6.1 US$/MWh for the energy generated with fuel oil or gasoil.
•	The operated energy and the peak hours continue to be remunerated according to the SE Resolution No. 826/2022 as amended.

Regarding the renewable energy market, our affiliated company, YPF EE, has a 100% interest in the Manantiales Behr, Los Teros I, Los Teros II and Cañadón León wind farms and the Zonda solar farm, which represented 9.7% of renewable power generation in Argentina during 2023 and 8.6% of renewable power installed capacity as of December 31, 2023.

The Manantiales Behr wind farm reached during 2023 the best load factor in Argentina, which was maintained for five months. In November 2023 it reached a load factor of 81.0%.

Since April 2023, the Zonda solar farm located in the Iglesia Department in the San Juan Province, started its commercial operations in stages reaching a total installed capacity of 100 MW. The energy produced is delivered to private off takers under several PPAs in the MATER.

On January 2023, the YPF EE´s Board of Directors approved the construction of its fourth wind farm, to be installed in the General Levalle town, in the Córdoba Province, which will have an installed capacity of 155 MW, equivalent to the consumption of more than 190,000 homes and would have an estimated capacity factor of 50.6%. The projected investment will be more than US$ 265 million and the construction is scheduled to be operating in the fourth quarter of 2024.

YPF EE through an agreement of joint purchase with Pan American Sur S.A. purchased from Enel Américas S.A. its interest in Inversora Dock Sud (“IDS”), the controlling company of Central Dock Sud S.A. Since April 13, 2023, YPF EE took control over IDS. As of the date of this annual report, YPF EE has an indirect interest of 70.16% in IDS, owning company of the 69.99% of CDS.

For additional information on related regulations, see Note 35.c.5) to the Audited Consolidated Financial Statements.

Seasonality

Historically, our results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, we are subject to seasonal fluctuations in our sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

Research and development

In 2012, YPF created YPF Tecnología S.A. (“Y-TEC”), a highly specialized company focusing on research and development (“R&D”) activities. YPF owns 51% and Argentina’s National Science and Technical Research Council (“CONICET”) owns 49%.

All R&D activities carried out by Y-TEC are strategically aligned to YPF’s needs and are conducted at facilities that host 48 laboratories and 12 experimental plants and employs 295 professionals dedicated to the development of innovative solutions for the energy sector.

Y-TEC has the mandate to coordinate and manage all YPF’s R&D efforts aimed to generate high-impact technological solutions, consolidating and boosting a portfolio of 63, 62 and 44 projects as of December 31, 2023, 2022 and 2021, respectively. Y-TEC also has several service platforms that provide high quality technical and laboratory support services. During 2023, 2022 and 2021 Y-TEC executed technical assistance and specialized services.

Y-TEC explores opportunities throughout the actual and future energy sector. This is a broad and diversified strategy approach, that allows Y-TEC stay aligned with YPF’s needs. Currently the R&D programs cover core areas such as smart equipment and tools, innovative chemicals for the oil and gas industry, fuels and transition energies, subsurface technologies and environmental sustainability solutions.

Y-TEC believes in the value of liaising with technological partners to reinforce regional leadership, adopting the open innovation concept. This concept allows Y-TEC to reduce technological risk, shorten the time to have the product on the market and minimize costs. Y-TEC pursues relationships with the scientific community in Argentina and abroad. These efforts are led by Y-TEC to complement scientific capacities in public and private institutions and allow the development of high impact technological products for the energy industry. Knowledge, experience and state-of-the-art equipment are brought together by Y-TEC and CONICET.

In the area of subsurface technologies, R&D efforts are focused on reducing the development field cost by the design, development and application of very specific technologies. Some of our most important challenges include simulation and modeling tools for unconventional reservoirs, as well as digital rock models, together with novel methodologies to characterize rocks and improve the knowledge of subsurface phenomena.

Our innovative chemicals for oil and gas industry focus on increasing the recovery factor through the development of chemical enhanced crude oil recovery technologies, novel tracing technologies to improve secondary recovery through the development of a wider range of tracers and new chemicals for unconventional reservoirs, as well as tailor-made fluids and additives.

In the case of smart equipment and tools, we apply our technological knowledge to develop low cost, on-line, measuring and monitoring solutions for harsh field operations. We also focus on novel equipment and tools that can provide solutions for hydraulic fracturing operations, such as plugs, polymer injection and oil water separation, among the most important ones.

In line with YPF’s commitment to environmental sustainability, Y-TEC develops technologies that mitigate the impact of the oil & gas industry on the environment, in areas such as oil recovery from water and soil and novel and revegetation technologies in the operation impacted areas. From the perspective of decarbonization technologies, during 2023 Y-TEC analyzed the feasibility of capturing, transporting, and utilizing/storing of CO2 in the Neuquina basin. Furthermore, Y-TEC is expanding the “Atlas AR-CO2”, an Argentine atlas that exposes the underground storage potential for long-term CO2 storage operations in productive and non-productive basins around the country focusing on the Company’s energy transition goals.

Fuels and transition energies is a strategic R&D program, focused not only on research and development of fuels of increased performance, but also in energy storage based on li-ion technologies, blue and green hydrogen production, bioenergy and energy efficiency.

The main technologies that we were able to transfer to the market in the last 3 years were:

●	In 2023: (i) chemicals for upstream activities, including biocides and nano emulsified systems, among others; and (ii) “Y-ALGAE”, a device for capturing carbon dioxide from the atmosphere.
●

In 2022: (i) “Y-PROP”, the first traceable support agent developed in Argentina; (ii) “Y-POLYPLUG”, expansive polymers for well cementing operations; (iii) “Tapones Shear Out”, designed for hydraulic test operations; (iv) “Servicios MIC”, the first Argentine platform for microbial monitoring in oil and gas industry; (v) “Nanoburbujas”, sustainable remediations for hydrocarbon contaminated water; and (vi) “Integra Digital”, a phytosanitary field analyzer with digital integration.

●

In 2021: (i) disposable and dissolvable caps for hydraulic tests; (ii) “Y-Prod gd”, the first traceable support agent developed in Argentina; and (iii) “Y-Terra Foliar”, a foliar application bio stimulant.

Additionally, H2AR Consortium, a consortium created in 2020 by Y-TEC seeking to develop the hydrogen economy in Argentina, was consolidated by incorporating 59 companies. Furthermore, the Disco2 Store consortium, funded by the European Commission, remains active to provide specific knowledge that mitigates risks associated with CO2 subsurface injection operations, where Y-TEC develops technological collaborations.

Competition

YPF is a vertically integrated energy company, which allows to generate synergies and to take advantage of economies of scale among our different business segments.

We are involved in the entire oil and gas value chain, including the production, refining, commercialization and distribution of hydrocarbons, obtaining margins at all levels, which gives us unique flexibility in managing our portfolio in relation to our target markets. Our crude oil production is allocated almost in its entirety to our refineries, although, since the domestic crude oil production growth has generated exportable balances at an aggregate level in Argentina, we expect to increase our crude oil exports in the upcoming future. The fuels sold both at our retail service stations and through the rest of the commercialization channels come mostly from our refineries and are supplemented by imported fuels when the market conditions warrant it. This effort to satisfy current demand ensures a robust client portfolio in the long term, reinforcing the opportunities for profitability through the integrated value chain. Therefore, as of December 31, 2023, the Company maintains its leadership in Argentina in practically all the business segments in which it operates.

We encounter competition from international and domestic oil and gas companies: (i) in acquiring or renewing exploration permits and exploitation concessions; (ii) in operating in a dynamic market in the Argentine downstream industry; and (iii) in arranging natural gas sales agreements with different clients, natural gas transport capacities in major gas pipelines and natural gas processing and treatment; and from international and domestic power companies in energy generation and distribution in awarding power purchase agreements for new projects. In such context, our competitive strengths are: (i) we are the largest producer of crude oil and natural gas in Argentina and one of the largest shale operators outside the United States; (ii) we have a substantial portfolio of oil and gas concessions; (iii) we have significant refining and logistics assets, we are the largest refiner in Argentina with a processing capacity that represent more than 50% of Argentina’s total refining capacity and operate with high utilization rates, and our refining system is highly complex, which gives us the flexibility to transfer part of our production resources to products with higher added value; and (iv) we have a consolidated integrated position in the gas and power industry.

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

We have a Sustainability Policy where we describe our aim to contribute towards sustainable energy development in ESG, through a responsible and transparent business, based on innovation, new technologies and the best practices. Our corporate approach is materialized through a strategy organized around four priorities: (i) sustainable production; (ii) climate action; (iii) people; and (iv) shared value creation. Such priorities are directly linked to our institutional purpose and allow us to contribute to the achievement of the United Nations 2030 Agenda for Sustainable Development Goals (“SDGs”), and the goals of the Paris Climate Change Agreement signed in 2015 (“Paris Agreement”). Guided by our corporate values, policies and CDEyC, our vision and strategy frame our understanding of and our response to sustainability issues.

Sustainability governance

The Board of Directors of YPF S.A. follows up sustainability matters through the Risk and Sustainability Committee, which is in charge of promoting best practices in sustainability, among other functions. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Risk and Sustainability Committee”. Additionally, the Sustainability and Energy Transitions Department, which reports to the Vice Presidency of Quality, Environmental and Safety, is responsible for formulating, proposing and leading the Company’s transversal sustainability strategy, preparing the Sustainability Report on an annual basis and periodically reporting updates to the Risk and Sustainability Committee.

Senior management reviews and monitors relevant sustainability topics. Annually, the Company calculates its sustainability index, as one of the Company’s strategic objectives, which is a matrix of four targets measured on an annual basis: (i) Accident Frequency Rate; (ii) Dow Jones Sustainability Index (“DJSI”); (iii) Carbon Dioxide (“CO2”) equivalent Emissions Intensity Reduction; and (iv) Diversity with Women in Leadership Position. In this sense, the performance bonus program received by the Company’s top executives and YPF’s direct employees is based on holistic evaluations that include meeting such collective goals related to sustainability.

As part of the process of making our Sustainability Report, each year we conduct a materiality analysis focused on identifying our stakeholders’ perceptions, opinions, and expectations. Thus, we update the material issues to report, that is, those that have or may have significant economic, environmental, or social impacts on the Company’s relationship with its stakeholders. To define the list of topics to be consulted, we took into account the global sustainability context, media analyses, presentations to investors’ inquiries, relevant ESG standards at a global level (GRI, SASB, TCFD, UNGC and ODS standards), and the Company’s role in achieving SDGs.

Sustainability management

YPF is committed to operating in balance with its environment, in a sustainable way. In this sense, it carries forward its mission to produce and provide energy focusing on environmental care, trying to minimize possible negative impacts, looking to enhance the positive effects associated with its operations and prioritizing the protection of workers, the environment and the communities. YPF has implemented an Operational Excellence Policy, where we express our aim to be a modern energy company, committed to our community, employees, customers, suppliers and shareholders, which is why we have adopted operational excellence as an essential value, along with an ad hoc management model designed to guarantee each activity we carry out.

This model is based on our culture of prevention, the logic of process safety and recognized international standards, such as ISO 9001, ISO 14001, ISO 31000, ISO 45001, ISO 50001, the IOGP-IPIECA guidelines and the Greenhouse Gasses (“GHG”) Protocol.

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

Our Operational Excellence Model allows all the Company’s areas to find the scope of their responsibilities and contributions to operational excellence, as well as articulate their guidelines in pursuit of the prevention of unwanted impacts. It also represents our commitment to developing investment plans to face contingencies that may affect people, the environment, the integrity of our assets, and the fulfillment of commitments with stakeholders.

Sustainability performance indicators

It should be noted that some of our sustainability indicators are reviewed externally (with limited independent assurance), which are published on our Sustainability Report along with its performance for the last four years.

Sustainability initiatives and actions

We aim at having a relevant role in global, national and local corporate and energy sustainability related organizations and initiatives. In that sense, during 2023:

●

As part of good corporate governance practice, we once again voluntarily participated through the Corporate Sustainability Assessment 2023 (“CSA”) by DJSI. We achieved positioning YPF among the best ten companies in the global oil and gas industry and the inclusion in the S&P Global Sustainability Yearbook 2023. During 2023 we have maintained the performance ranking within the top 5% of top performers for the Oil and Gas Upstream and Integrated category. The CSA enables YPF to directly report key sustainability metrics and benchmark the Company’s performance on a wide range of industry-specific economic, environmental, and social criteria that are relevant for our corporate success and the growing number of sustainability-focused investors.

●

We continue to participate in the Argentine Network of the United Nations Global Pact initiative and in the World Business Council for Sustainable Development (“WBCSD”). In the WBDSD Argentine platform, we publish our main initiatives that contribute to achieving the SDGs. Through our membership in the Instituto Argentino del Petróleo y del Gas (Argentine Oil and Gas Institute or “IAPG”), we promoted the second phase of the roadmap in the SDGs for oil and gas industry.

●

We are foundational members of the Extractive Industries Transparency Initiative (“EITI”) in Argentina, an international initiative to improve extractive industries’ transparency and accountability, together with the IAPG and the Cámara de Exploración y Producción de Hidrocarburos (Hydrocarbons Exploration and Production Chamber or “CEPH”), and the Cámara Argentina de Empresarios Mineros (Argentine Mining Enterprises Chamber or “CAEM “).

●

We are part of the United Nations Early Adopter Program of the Communication on Progress initiative. The EcoVadis initiative is the world’s largest and most prestigious provider of sustainability qualification with over 100,000 evaluated enterprises. YPF S.A. has been distinguished in the Gold Category, within the 5% best performance.

Human rights

YPF recognizes and respects human rights as an essential corporate ethical value. Apart from complying with current regulations in Argentina on working conditions, health care and people’s safety, trade union associations and the right to collective bargaining, diversity and equal opportunities and respect for the communities with which it interacts, we are also committed to the respect of the provisions of the Universal Declaration of Human Rights of the United Nations and the Declaration on Fundamental Principles and Rights at Work, from the International Labour Organization , which are both part of the Argentine law. This commitment is expressed both in our CDEyC and Sustainability Policy, with a preventive and protective approach. Regarding this, the Company has due diligence processes in place and such topics are also considered in the operations risk management processes. There is a specific human rights risks mapping process, which is reviewed periodically. There are formal mechanisms in place for complaints and reports on human rights matters. Annually, we update and expand our human rights risks mapping with the collaboration of a third-party.

Additionally, we have our Human Rights and Relationship with the Communities Policy, in which we express that YPF is committed to respecting the human rights of people working directly at YPF and service-providing companies, by ensuring, among others, management processes that protect the exercise of labor rights such as trade unions and the right to collective bargaining, and that do not allow for any illegality such as forced labor or child labor in any stage of the value chain. This policy is related to the Company’s CDEyC, and is applicable to all YPF businesses and branches, subsidiaries and companies whose management is controlled by YPF S.A., as well as to providers and contractors, and shall be notified to our business partners. Everyone who is part of YPF has the responsibility of complying with this policy, disseminating it and encouraging its compliance.

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

We have in place our Operational Excellence Management System, which is aligned with the Company´s Corporate Risk Management Policy in connection with our assets, processes, businesses and projects, integrating, at all stages of their lifecycle, criteria and preventive actions for environmental protection, safety, health, quality, integrity and reliability. We operate not only in strict compliance with policies, rules and procedures, within Argentina’s current legal and regulatory framework, but also proactively adopting reference standards in the absence of legislation.

As an example of our work towards best practices in the oil and gas industry, we have implemented an investment plan aimed at improving the quality of fuels. See “—Low-carbon hydrocarbon products”.

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

Annually, plans are developed across business units to comply with different safety and environmental resolutions. Work based on SE Resolutions No. 785/2005 and 404/1994 are performed on tanks and inspections of pipelines according to Resolution No. 120-E/2017 issued by the Former Ministry of Energy and Mining (“MINEM”) are carried out as well. Following regulations of the Buenos Aires Province’s Organization for Sustainable Development, we also perform pressure container inspections.

We and several other industrial companies operating in the La Plata City, in the Buenos Aires Province, have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This mutual aid program is intended to prevent damages and losses resulting from accidents and industrial and environmental emergencies. This program includes having meetings, drills, visits at plants and risk communications and capacity building. Similar projects and agreements were developed at other refineries and harbor terminals as well.

Our three refineries are certified under the ISO 9001 (quality performance) and ISO 14001 (environmental performance), which are regularly renewed. All of them are also certified under the ISO 45001 standard. In addition, La Plata, Luján de Cuyo and Plaza Huincul refineries have been verified in accordance with ISO 14064 for the inventories of industrial GHG and have energy management systems certified under the ISO 50001 standard. Our refineries maintain their systems under continuous improvement and revision by accredited organizations.

Focusing on development and research, the Company through Y-TEC (see “—Research and development”) has implemented an Environmental Sustainability Program focused on three strategic areas: (i) reduction of emissions; (ii) increase of sustainable production; and (iii) bioproduct development. This translates into high-impact projects for the industry, namely, effluent treatment, development of new production technologies, soil bioremediation, CO2 capture and valorization, atmospheric contaminant removal, and valorization of agricultural products and waste. With respect to climate change, over the next years we are committed to a lower carbon economy through more efficient crude oil, natural gas, fuels and derivatives production, lower intensity in GHG emissions, and cleaner electric power with a higher share of renewable energies. For further information see “—Climate change and energy transitions”.

Environmental regulations

The enactment of Articles 41 and 43 in the National Constitution, as well as new federal, provincial and municipal legislation, has strengthened the legal framework dealing with damage to the environment. Legislative and government agencies have become more vigilant in enforcing the laws and regulations regarding the environment, increasing sanctions for environmental violations. Under such Articles, all Argentine inhabitants have both the right to an undamaged environment and a duty to protect it. The primary obligation of any person held liable for environmental damage is to rectify such damage according to and within the scope of applicable law. The federal government sets forth the minimum standards for the protection of the environment, and the provinces and municipalities establish specific standards and implementing regulations.

Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards and establish remedial obligations in certain circumstances.

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

●	National Constitution (Articles 41 and 43).
●	Law No. 25,675 on National Environmental Policy.
●	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste.
●	Law No. 24,051 on Hazardous Waste.
●	Law No. 25,916 on Management of Domestic Waste.
●	Law No. 20,284 on Clean Air.
●	Law No. 25,688 on Environmental Management of Waters.
●	Law No. 25,670 on Management and Elimination of Polychlorinated Biphenyls.
●	Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation.
●	Law No. 27,566 on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean.
●	Criminal Code.
●	Argentine Civil and Commercial Code, which sets forth the general rules of tort law.

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

By Resolutions No. 419/1993, and subsequent amendments (Resolutions No. 404/1994 and No. 414/2021), the SE created the Registry of Independent Professionals and Safety Auditing Companies (“Registro de Profesionales Independientes y Empresas Auditoras de Seguridad”), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractioning of LPG in containers or cylinders. These resolutions provide that external audit of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in such Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any gas station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations was established regarding underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from storage facilities. These obligations are complemented by SE Resolution No. 1,102/2004, which sets forth the Registry of Liquid Fuels Outlets, Own Consumption, Storers, Distributors and Marketers of Fuels and Hydrocarbons in Bulk and Compressed Natural Gas.

By Resolution No. 785/2005, the SE created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks.

During 2023, through Resolution No. 970/2023, the SE created the National Program for Measurement and Reduction of Fugitive Emissions Derived from Hydrocarbons Exploration and Production Activities, by which the obligated subjects must present an annual fugitive emissions measurement plan and a 5-year comprehensive plan for the reduction and/or capture of fugitive emissions and, in view of the declared objectives of each plan, implement specific measures in accordance with their capabilities for the purposes of reducing and/or capturing emissions, prioritizing the efficiency and use of the gas resource.

In 1994, Argentina ratified the United Nations Framework Convention on Climate Change (“UNFCCC”) through Law No. 24,295 to stabilize its GHG emissions. In addition, in 2016, Argentina adopted the Paris Agreement under the UNFCCC through Law No. 27,270.

During 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change.

The SE, through Resolution No. 1,036/2021, approved the Guidelines for an Energy Transition Plan by 2030, and though Resolution No. 517/2023, approved the National Plan for an Energy Transition by 2030.

The SE approved in June 2023 the “Guidelines and Scenarios for the Energy Transition to 2050”. In addition, the Argentine government issued in November 2022 the “First National Plan for Mitigation and Adaptation for Climate Change” which foresees an energy transition strategy. In this sense, the Plan establishes that “the decarbonization of the energy matrix as a long-term horizon implies a structural change in the systems of supply and use of energy. The energy transition, driven by the demand for climate action, must be fair, affordable and sustainable”. The Argentine government issued in April 2023 the “Second National Plan for Mitigation and Adaptation for Climate Change”.

The Ministry of Environment and Sustainable Development issued Resolution No. 23/2023 that approves the Guide for the Preparation of Environmental Impact Studies incorporating the problem of climate change and the Guide on Public Participation in Environmental Evaluation, whose implementation is voluntary.

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

Water management

We are committed to managing water with a comprehensive approach focused on the sustainability of the resource. This includes, considering its shared use with the communities where we operate, the monitoring of water collections and discharges, promoting efficiency in its use, prioritizing water-stressed areas, ensuring proper management of the generated effluents, and raising awareness about water care. Through the Aqueduct Water Risk Atlas tool, we have identified points of water supply and effluent discharge located in the water stress basins.

Additionally, in 2023 we participated in the presentation of the Water Security Questionnaire to formalize and disclose our water management and for the first time, we made it public.

The criterion for water management is focused on three strategic lines:

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
●

Water risk quantification pilot in Chubut Province through the Water Plan Platform, a tool that allows greater granularity of analysis. Through this tool, we visualized the most probable risk scenarios.

●	Methodology for assessing financial risk in water safety at a facility level, taking place in 40 priority facilities. This methodology will be extended to the rest of the plants in the next years.

(ii)	Optimization of water use, based on:

●

Water use efficiency assessment, assessed with in-house methodology. In 2023 we continue with the verification of the efficiency in water use in the facilities with the largest withdrawals: Luján de Cuyo Industrial Complex, La Plata Industrial Complex, unconventional activities and Rincón de los Sauces.

●

Water valorization, using the Water Risk Monetizer tool, we set internal prices for water, which must be used in the sensitivity analyses of all critical investment projects. In 2023, we updated these prices for all YPF´s operations.

●	Freshwater withdrawal intensity, we set the Company strategic objective of reducing 5% the freshwater withdrawal intensity by 2026, over the average baseline 2017-2019.

(iii)	Assessment of resources, which includes:
●

Study of hydrogeological resources. With an investigation model that uses information obtained from the drilling of oil wells, we mapped the aquifers that need to be protected. We covered the Neuquén, Río Negro, Santa Cruz, Mendoza (Cuyana and Neuquén basin) and Tierra del Fuego Provinces. In 2023, we begun the study in the Chubut Province (Golfo San Jorge basin). This study has direct application in drilling and hydraulic stimulation activities and well abandonment and reparation.

The Company always seeks to reduce, reuse and recycle the water used in the production process and the effluents generated. In the event of not being able to do so, it treats them and discharges them in accordance with the requirements of the application authority of the place of discharge. Where no regulations exist, the standards in force for the oil and gas industry are applied. For this purpose, YPF monitors its water management benchmarking study on all of its withdrawal and discharge points.

Water management in unconventional exploitation areas

Hydraulic stimulation, a long-time proven technology, allows the resources in unconventional formation to be extracted in an efficient and environmentally friendly way.

Generally, this technique uses water and sand and less than 0.5% of chemicals or additives. These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in kitchen salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development (approved by the competent authority) of these resources is obtained from bodies of flowing water which represent a small percentage of the total flow and involve much lower volumes than those used for agricultural and human consumption in the Neuquén Province.

From the beginning of its unconventional operations, YPF has considered environmental protection as one of the values of its Operational Excellence Policy.

Waste management

In compliance with Argentine regulations and our environmental standards, we promote actions aimed at gradually minimizing waste generation; reducing its risk and environmental impact; reusing, recycling or recovering waste materials; ensuring proper treatment and final disposal; and establishing continuous improvement programs.

YPF identifies, among its sustainability priorities, the circular economy and waste management; aiming to contribute to the achievement of the SDGs. We set waste recovery objectives for each Vice Presidency, identifying year on-year targets up to 2026. YPF aims to have a 25% recovery by 2026.

Since 2012 we have worked on initiatives in our Upstream business segment in order to systematically reduce our historical stock of soil containing hydrocarbons. In 2021, we achieved our strategic reduction target and today we maintain our inventories at operational levels. We also apply cutting-edge techniques such as stabilization and solidification; bioremediation of hydrocarbon-containing waste through bacteria; bioremediation of soils by stimulating fungal decomposition; and revegetation and ecological restoration of soils with direct seeding. Progress made in hazardous waste management includes the operation of the TRON AESA plant, located in the Loma Campana block. This plant reduces the volume of drilling muds and cuttings sent for external treatment and also allow the recovery of oil-based mud for reuse. We continue working in the circular economy project and our interdisciplinary work team continued implementing the initiatives in 2023, among which the following stand out:

●	Strengthening synergies with our customers/suppliers to identify circular circuits in materials and waste.
●	The project of the recycling of electronic waste in association with an non-governmental organization allowed us to recycle more than 80.9 tons.
●	Washing and recycling of plastics containing hydrocarbons, prioritizing their reuse to avoid CO2 emissions derived from incineration in the Santa Cruz Province.
●

Creation of the circular economy category within INNOVÁ, which allows users to submit ideas related to the improvement of waste management and the circular economy. The Circular Economy team evaluates the potential of the proposals to implement innovative ideas related to waste management.

●

Re-use of worn-out catalysts from the cracking catalytic unit of the Luján de Cuyo and La Plata refineries as aluminum correctors in cement manufacturers. This activity reduces extracting virgin raw material for the cement manufacturers and the final waste disposal for YPF´s industrial complexes.

●	Initiatives in gas stations focused on the re-use of coffee dregs, and the recovery and re-use of used vegetable oils generated in our Full stores.
●	We promoted a project for the production of lubricants from regenerated bases. This project allows us to minimize the use of virgin raw material.

Management of biodiversity and ecosystem services

YPF is committed to caring for ecosystems and their diversity throughout the life cycle of its operations and products. Our actions in this area focus on analyzing risks, preventing impacts, rehabilitating the environment, and adopting compensatory measures when appropriate All sites where YPF was involved in hydrocarbon extraction and production activities have environment impact studies that include a biodiversity analysis, mitigation plans and annual environment monitoring reports, which are in line with the applicable legal requirements and the purpose of the Company to care for the ecosystems and their diversity during the life cycle of their operations and products, particularly in sensitive ecological areas. Our actions in this field are focused on analyzing the risks, preventing impacts, restoring the landscape and adopting compensatory measures where these are required, these activities are documented in environment management plans. Within the totality of licensed areas, there are some overlapping with a significant areas of biodiversity. Overlaps are considered protected areas within the mining dominions, as well as those located at a distance of less than 2 Km. Additionally, the Company has set a new objective towards 2026 to have 90% of areas of high environmental sensitivity with a specific biodiversity action plan to strengthen the existing environmental management plan.

Non-GHG atmospheric emissions

We also monitor other atmospheric emissions, such as sulphur dioxide (“SO2”), nitrogen oxides (“Nox”), carbon monoxide (“CO”), non-methane volatile organic compounds (“NMVOCs”) and particulate matter 10 (“PM10”). The management of non-GHG atmospheric emissions is focused on minimizing them through monitoring and increasing the efficiency of the burners.

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

Annually, we carried out several tabletop exercises and drills with the participation and advice of the consultants, including red-level drills where top management participates.

In 2023, we continued working on risk mitigation plans, including inspection of hazardous liquid and natural gas pipelines, and the reduction of tanks in priority risk status.

In 2023, we continued our agreement with Oil Spill Response Ltd. to support our Oil Spill Contingency Plan, evaluating and reducing the possible environmental impact caused by an oil spill in Argentine surface waters, thus reducing the environmental impact of potential oil spills offshore. This agreement includes technical and operational support in case of oil spills on rivers or seas caused by accidents involving tankers or offshore exploration and production of hydrocarbon. We also keep our agreement with Wild Well Control Inc. updated, in order to be prepared for possible blow outs.

Climate change and energy transitions

Particularly in Argentina, and beyond the regulations on Climate Change approved in 2019, on December 2020, before the COP (UN Climate Change Conference) No. 26, Argentina presented its second Nationally Determined Contribution (“NDC”), which was updated in October 2021, which reflected an improvement regarding the fight against climate change. In this regard, Argentina increased its commitment to the mitigation goal presented in 2016 and incorporated an adaptation goal in accordance with Article 7.1 of the Paris Agreement. This new goal is equivalent to a total decrease in emissions of 21% by 2030, compared to the historical peak reached in 2007, and implies that Argentina would hold a participation of 0.9% with respect to global emissions.

The NDC anticipates that towards 2030 Argentina will carry out an energy transition, focusing its efforts on promoting energy efficiency and decarbonization of oil and gas production, using natural gas as a transition fuel, as well increasing the generation of efficient thermal electric and renewable energy focused on distributed generation. In turn, the hydrogen production chain will be developed, while new nuclear and hydroelectric power plants will be put into operation. For the promotion of sustainable transport systems, policies derived from the avoid-shift-improve approach will have been implemented, in particular promoting energy efficiency and the greater use of natural gas, hydrogen, electricity and biofuels.

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

The main initiatives are focused on reducing operational emissions while working on and exploring new low-carbon businesses, offset initiatives and operation adaptation programs to future scenarios and potential risks. Since 2019, we have included environmental criteria in the analysis of projects subject to review by the Critical Investments Committee, including carbon emissions. The projects submitted to this Committee must include an analysis of sensitivity of environmental variables associated with strategic environmental objective. To that end, we determined a price of US$ 50 per ton of CO2e, a shadow price that is updated based on reviews of carbon pricing trends and oil and gas industry best practices.

Risks and resilience to climate change

We are working to improve our understanding of the potential climate vulnerabilities of our operations as well as to establish resilience planning and adaptation measures at the strategy and asset levels.

Risk management accountability and oversight form integral part of our management activities and provide the Board of Directors of YPF S.A. with insights on trends and aggregate exposure for climate-related risks and performance by the Risk and Sustainability Committee. Information on climate change risks related to extreme weather events are considered during the risk analysis process as the likelihood and potential impact of risks that might threaten the integrity of the Company’s operations and assets. Climate-related risks are linked to transition and physical risks, which must be integrated into adaptation measures and be part of the decision-making processes. See “Item 3. Key information—Risk factors—Risks relating to our business—Climate change and energy transition could affect our business”.

Moreover, we moved forward with the implementation of the Business Areas Climate Impact Assessment Tool (“BACLIAT”), that allows us to evaluate the climate impacts of business areas through the observation of past, current and future climate trends, detection of primary risks, and identification of mitigating actions to reduce vulnerability and encourage early action. Additionally, we continued working on the development of climate risk maps to identify risks related to climate change for our operations and facilities, which are available to the entire Company through the Geographic Information System web-based platform. These maps allow us to identify operations and installations exposed to climate risk in different potential climate scenarios and to focus on those evidencing higher risk for BACLIAT’s implementation and adaptation measures.

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

YPF’s energy transition strategy has three main pillars combined with different weighting factors, based on expected time frames that contribute in a specific and collective way with the transition of YPF to a comprehensive energy company, as well as the energy transition of the country and the region: (i) high value and low carbon oil and gas operations; (ii) competitive growth of electric and renewable energies; and (iii) country leader in R&D for new energy solutions and compensation initiatives.

We plan to do so through profitable, resilient, transparent and responsible businesses based on innovation, new technologies, operational excellence and transformation of operations and of our corporate culture. Particularly in renewable energy, by providing strong R&D and project investment in this area, we expect to increase our power generation capacity.

On its part, the unconventional oil produced at our Vaca Muerta operations has proven to be competitive in terms of CO2 tons emitted per barrel of crude oil produced, and we are working to further reduce its carbon footprint, an effort that is also replicated in the conventional oil.

The Vaca Muerta formation has also an enormous potential for natural gas, transition energy par excellence, since it produces 50% less CO2 than coal during energy production and is a good complement for the intermittency of renewable energies. We are convinced that the full development of these resources will not only supply the local market, but also contribute to the decarbonization of other countries in the region that still base their electricity generation on coal or oil and, more in the long term, export it to the rest of the world as liquefied natural gas.

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

The commitment is to invest in the decarbonization of current energy, as well as in the future energy system. In order to accomplish this, we have developed a set of aspirations and targets in the short and mid-term:

●

To increase the reduction of our operations’ specific GHG emissions in near and mid-term future. This implies: (i) the reduction of GHG emissions (Scope 1) intensity by more than 30% by 2027 (baseline 2017); (ii) GHG emissions (Scope 1+2) intensity for unconventional upstream production less than 10 Kg CO2e/BOE by 2030; (iii) reduction of methane emissions by 30% by 2030 (baseline 2021); (iv) Zero routine flaring by 2030; and (v) 50% of the electricity purchased by the Company in the MEM (Wholesale Electricity Market) will be renewable by 2027. With respect to the Company’s Scope 1 intensity reduction target to 2023, we have achieved a reduction of more than 30% compared to our 2017 baseline.

●

At COP No. 28, YPF joined the Oil and Gas Decarbonization Charter where signatories have committed to net-zero operations (Scope 1+2) by 2050 at the latest, and ending routine flaring by 2030, and near-zero upstream methane emissions.

●	To continue developing electric power and renewable energy businesses through YPF EE, as well as low-carbon products (see “—Low-carbon hydrocarbon products”).
●

To participate in the developing of hydrogen and lithium markets (by means of YPF Litio S.A.U.), and exploring in carbon capture, utilization and storage pilots, as well as compensation projects such as forestry projects located in the Neuquén Province.

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

Regarding our oil and gas operations decarbonization commitment, we continued working on:

●

Strengthening GHG Emissions Inventorying (Sources of information: The API Compendium of Green House Gas Emissions Methodologies for the Oil and Natural Gas Industry (August, 2009), the IPCC Guidelines for National Greenhouse Gas Inventories (2006), and EPA AP42). We follow the GHG Protocol’s Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:

(i)	Scope 1: Direct GHG emissions from sources that are owned or controlled by YPF.
(ii)	Scope 2: Indirect GHG emissions from generation of purchased energy consumed by YPF.
(iii)	Scope 3: Other indirect GHG emissions, including emissions associated with the use of energy products sold by YPF.

Additionally, the corporate management systems for measuring carbon footprint in our industrial complexes are regularly verified according to the ISO 14064-1 standard on GHG quantification, report and management. During 2023 we had performed a completed external verification process of all of YPF’s industrial complexes for the 2022 inventories of La Plata, Luján de Cuyo, and Plaza Huincul complexes.

In 2020, we began calculating Scope 3 emissions, those related to the Company’s activities, but not under its direct control. This is a work in progress that in the future will be reinforced with increasingly accurate data. One of conclusion, was that the products sold to third parties are the category that most affects the calculation of YPF’s GHG inventory, with a share that exceeds 80% of the sum of the 3 types of emissions (Scopes 1, 2 and 3). In this case, they were calculated on the basis of products sold in Argentina and in international markets, assuming that all were burned. The list included gasoline, diesel, jet fuel, fuel oil, LPG, bunker oil, natural gas and lubricants. We also developed a partial estimate for the main materials purchased and included the emissions associated with the management of waste generated in operations and franchises.

●

Minimizing natural gas sent to flares and natural gas vented through new tools, instruments and analytics. Since 2020 we worked on the evaluation, detection and measurement of methane emissions as well as vents with different kind of technologies, like satellite and aerial images to strengthen the activities already performed on the ground with handhelds detection cams. The Company continued to take satellite images for leak detection and started to pilots. In 2023 we implemented continuous emissions monitoring and continued to deploy leak detection and repair campaigns on the surface using ultrasound technology. These campaigns are included in an annual plan and follow a specific procedure There are already other different ongoing measures, which include the development of new infrastructure that allows us to increase our capacity to valorize natural gas production.

●

Monitoring our two projects registered under the Clean Development Mechanism, which allow us to reduce the emissions in the different stages and processes of crude oil refining through the recovery of flare gas in the La Plata and Luján de Cuyo industrial complexes. Residual gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2023, CO2 was reduced by around 265,000 tons of CO2 between both projects. We are still working on the installation of a recovery of flare gas compressor in Plaza Huincul refinery expected to star up during 2024.

●

Promoting renewable sources: in order to reduce emissions associated with energy consumption and purchase, we are focusing on the search for higher levels of energy efficiency in all businesses and on the progressive use of energies with a lower carbon footprint, including renewable sources through YPF EE. The Company´s purchase of renewable energy in 2023 was more than 640,000 MW, which makes the Company with the greatest supply of this type of sustainable energy in Argentina. This allowed for the prevention of emissions near 300,000 tons of CO2 per year. This electric supply is mostly provided by YPF EE, which allow for near 52% of YPF’s electric demand to be covered by renewable energies as 2023 average (represents the average of renewable electric energy purchased over the total electric energy purchased by the Company in the MEM, above the goal set forth by the Argentine legislation.

Low-carbon hydrocarbon products

YPF not only seeks to reduce its carbon footprint in the production of hydrocarbons, but also to offer its end customers products based on oil and gas that generate less CO2 equivalent emissions. The strategy for achieving this goal focuses on adapting refineries to the new specifications of low-sulfur fuels and lighter hydrocarbons, as we seek to respond to changes in demand and customer expectations. Every time we upgrade our highest quality fuels, we incorporate improvements in the balance between energy consumption and the capacity granted by the product.

In 2019, SE Resolution No. 558/2019 (and subsequent amendments) substituted Annex I of the Hydrocarbon Resources Secretariat (“SRH”) Resolution No. 5/2016, established readjustments for the specifications on the sulfur content in grade 2 diesel and gasoline, which must be met from December 2025. In order to comply with these new specifications, since 2018 we have been making investments in infrastructure, such as the installation of a new coke petrol hydrotreatment unit and the revamping of the magnaforming, the FCC petrol hydrotreatment unit in the La Plata industrial complex, and the revamping of the hydrotreatment petrol unit and a new gasoil desulphurization unit in the Luján de Cuyo refinery. These units are expected to start operating progressively from 2024 and 2025 with an estimated total investment of more than US$ 983 million.

At the same time, YPF is the main buyer and mixer of biofuels in Argentina, with more than 12 mmcm acquired since the mandatory cuts began to take effect.

For further information see “—Environmental matters in Argentina—Environmental regulations”.

Safety

Ensuring the safety of all people working in the Company, as well as the reliability and integrity of our assets, businesses and projects are a strategic pillar for YPF.

We are an operator of exploration activities, oil and gas production, gas plants, refineries and wind farms, and we manage potential risks accordingly. These include uncontrolled wells, hydrocarbon leaks or spills, crimes, cyberattacks, occupational incidents and worker-related illnesses. Besides this, we not only operate in compliance with the current regulatory framework and applicable internal regulations, based on our Operational Excellence Policy, assuming baseline standards in the absence of specific legislation, but we have implemented a management system for occupational, industrial and process risks throughout our value chain, with a focus in adopting preventive actions. See “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks” and “Item 3. Key information—Risk factors—Risks relating to our business—We have limited control over the day to day activities carried out on properties that we do not operate”.

Operation of the Occupational Health and Safety System

The Occupational Health and Safety system covers 100% of our employees and contractors and encompasses three fundamental aspects:

(i)	Identification and mitigation of occupational and process risks preventing incidents.
(ii)	Strengthening the Company’s emergency response capacity.
(iii)	Continuous improvement.

We have a Health and Safety Management Plan in place which is reviewed and executed annually in conjunction with each business unit, who report to both the Vice President of the business unit as well as to the Vice Presidency of Quality, Environmental and Safety, and the People and Culture Vice President. We have specific methodologies to assess and minimize risks associated with our processes, and to prepare to face emergencies. Systematic preventive inspections are conducted in the field, while any person who detects a risk during the course of their activities may report it to their hierarchical line and request the task be suspended. Inspection reports are discussed in monthly safety committees, where action plans and barriers to reduce risks detected are defined.

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

Occupational safety training

Basic training starts with a general safety induction as well as specific training focused on the function, which all employees receive directly and through contractors. Simultaneously, safety content for the entire organization is continuously fostered through actions on corporate online platforms to raise awareness and inform. Each Vice Presidency also conducts specific actions according to its needs and focuses on each contractor. These actions are communicated to the contracting company, through the contract inspectors, which act as a link between YPF and the contracting company. In 2023, we continued to reinforce awareness of our 10 Golden Rules for Saving Lives, with a special focus on those in operational roles. Each business unit implemented its own training plans with programs focused on the most critical risks from a potential impact point of view.

We also continued the safe driving program, implemented in previous years, in order to reinforce the reduction in the accident frequency rate of vehicle accidents in recent years.

Emergency response

The Company has an emergency and crisis management system, which focuses on prevention and strengthening the Company’s resilience to unforeseen events.

This system aligns prevention, preparedness, response and recovery activities including incident response management, business continuity management and crisis management.

Safety incident occurrence

In 2023 the frequency index of safety incidents decreased compared to 2022. Incident investigation, recording and analysis have been essential to achieving these results as they allowed us to develop and implement improvement actions.

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

After the response and containment of the event, the necessary actions are taken to return to operational conditions or to recondition the affected areas, if it is required. In addition, the pertinent records are made and subsequently the investigation of the case is carried out. The lessons learned are used to adapt the emergency and crisis management system.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other service contracts may be subject to different interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key information—Risk factors—Risks relating to our business—We may not have sufficient insurance to cover all the operating hazards to which we are subject”, “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks” and “Item 3. Key information—Risk factors—Risks relating to our business—We may incur significant costs and liabilities related to environmental, health and safety matters”.

Responsibility for damages

We insure our operations against inherent risks in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production, business interruption, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks. Our insurance policies are typically renewable annually and generally contain limits, exclusions and deductibles.

Our liability insurance policy covering our operations in Argentina provides third-party liability coverage up to US$ 400 million per incident, with a deductible of US$ 2 million, in each and every loss. Certain types of incidents, such as intentional pollution and gradual and progressive pollution are excluded from the policy’s coverage.

Our material damage and business interruption insurance policy provides coverage for physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description, up to US$ 1.5 billion and up to US$ 800 million for each and every incident for downstream operations and for upstream operations, respectively, but up to US$ 1.5 billion for each and every incident combined for downstream and upstream operations, with varying deductibles of between US$ 5 million and US$ 10 million, including business interruption and loss of production with deductibles of 90 days for Downstream operations and 60 days for Upstream operations.

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

With respect to downstream service contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or business interruption is normally included.

Property, plant and equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as investments in refineries, storage, manufacturing and transportation facilities, service stations, materials and equipment in warehouse and infrastructure for natural gas distribution, are located in Argentina. See Note 8 to the Audited Consolidated Financial Statements.

As of December 31, 2023, 100% of our proved oil and gas reserves were located in Argentina.

Our exploration and exploitation rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and exploitation assets associated with the particular property subject to the relevant concession revert to the Argentine government.

For information about environmental issues that may affect the Company’s utilization of the assets see the physical risks outlined in “—Climate change and energy transitions—Risks and resilience to climate change”.

Argentine legal and regulatory framework

For a description of the main legal and regulatory framework under which the Company carries on its business activities see Note 35 to the Audited Consolidated Financial Statements, included in this annual report. Additionally, to have an understanding about:

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

YPF does not have unresolved staff comments.

ITEM 5.	Operating and financial review and prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Financial information

Selected consolidated financial information in this annual report as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021 has been derived from our Audited Consolidated Financial Statements included in this annual report.

Business segment reporting

Regarding our business segment reporting, see Note 5 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business organization”.

Factors affecting our operations

Our operations are affected by a number of factors (see “Item 3. Key information—Risk factors”), including, but not limited to:

●	The volume of hydrocarbon and derivative products we produce and sell
●	Regulation of domestic pricing
●	Our pricing policy for fuels
●	Export and import regulations
●	International and domestic prices of crude oil and oil products
●	Geopolitical tensions and crisis
●	Our capital expenditures and financing availability
●	Decisions of our joint ventures partners in connection with investments in areas we jointly operate
●	Inflation
●	Abrupt changes in currency values
●	Cost increases
●	Domestic market demand for hydrocarbon products
●	Operational risks
●	Labor strikes and other forms of public protest in Argentina
●	Taxes, including export taxes
●	Regulation of capital flows, including those affecting financing
●	The Argentine peso/U.S. dollar exchange rate
●	The revocation of our concessions in case of non-compliance with certain provisions as set by laws and agreements with the Argentine government and/or Provinces
●	Inability to renew or extend our concessions
●	Dependence on the infrastructure and logistic network used to deliver our products
●	Interest rates
●	Regulation of our activities, including with respect to environmental factors
●	A pandemic disease
●	Energy transition and lower carbon energy

For information regarding our results of operations see “—Statements of comprehensive income breakdown ”.

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

According to the “Estimador Mensual de Actividad Económica” report (an activity level progress report) published by the Instituto Nacional de Estadísticas y Censos de la República Argentina (“INDEC”), in December 2023 the economic activity in Argentina showed a negative variation of 4.5% compared to December 2022, while the cumulative variation for 2023 recorded a decrease of 1.6% compared to 2022.

In terms of inflation, Argentina has confronted and continues to experience an acceleration of inflation indexes, which has significantly increased from the fourth quarter of 2023. During 2023, the consumer price index (“CPI”) published by the INDEC presented a cumulative increase of 211.4% meanwhile the wholesale internal price index (“WPI”), also published by the INDEC, presented a cumulative increase of 276.4%. During 2022, both the CPI and the WPI, presented a cumulative increase of 94.8%.

In terms of trade balance, according to the latest data published by the INDEC in the Argentine Commercial Trade Report, the deficit in Argentina’s balance of trade account totaled US$ 6.9 billion during 2023, while a surplus of US$ 6.9 billion was recorded in 2022, explained by a decrease in exports of 24.5% partially offset by a 9.6% decrease in imports, compared to 2022.

With respect to local market exchange rate conditions, during December 2023 there was a significant currency devaluation, and the Ps./US$ exchange rate stood at 806.95 Ps./US$ as of December 31, 2023, having increased 355.7% from its value of 177.06 Ps./US$ as of December 31, 2022, according to the Banco de la Nación Argentina (“BNA”). The average exchange rate for 2023 amounted to 294.95 Ps./US$ and was 125.7% higher than the average recorded during 2022 of 130.71 Ps./US$.

On January 28, 2022 the Argentine government reached an agreement with the International Monetary Fund (“IMF”), approved through Law No. 27,668, to refinance US$ 44.0 billion of debt incurred between 2018 and 2019 under a Stand-By Agreement, originally scheduled to be paid in the years 2021, 2022 and 2023. On March 25, 2022, the IMF approved a 30-month agreement (the Extended Fund Facility, “EFF”) for Argentina amounting to US$ 44.0 billion. This agreement includes 10 quarterly reviews to ensure compliance with the targets established for each review period to be met by the Argentine government during a two-and-a-half-year period, with disbursements being made available after each review. The repayment term for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034. With respect to Argentina’s compliance with the goals established under the agreement for each period, in March 2023, the IMF completed the fourth quarterly review and in August 2023 concluded the fifth and sixth review (combined), enabling disbursements of US$ 5.4 billion and US$ 7.5 billion after each review, respectively. In January 2024, the IMF concluded the seventh quarterly review, determining that the key targets foreseen for the end of December 2023 were not met due to deviations in economic policy, for which reason it was necessary to approve waivers for non-compliance. Nevertheless, the IMF enabled a disbursement of US$ 4.7 billion. In addition, the IMF modified the agreement’s targets based on the stabilization plans of the new administration of the Argentine government and approved to extend the agreement until December 31, 2024 and recalibrated the planned disbursements. For more information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets” and “Item 3. Key information—Risk factors—Risks relating to our business—Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.

On October 22, 2023, presidential and legislative elections were held, culminating on November 19, 2023 with the presidential ballotage, which determined the election of Javier Milei as president of Argentina. Regarding the local macroeconomic context, there are relevant challenges to be solved related to the macroeconomic imbalances of the Argentine economy, such as reducing the inflation rate, achieving a trade and fiscal surplus, accumulating reserves, refinancing the debt contracted with private creditors and improving the competitiveness of the local industry.

In this sense, the first measures adopted by the new government are focused on the deregulation of the Argentine economy and on the reduction of public spending and monetary issuance, which they expect to implement through Decree No. 70/2023 (see Note 35.h) to the Audited Consolidated Financial Statements) and the Project Law called “Bases and Starting Points for the Freedom of the Argentine People”. Through these regulations, a public emergency has been declared in economic, financial, tax, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two years, delegated a series of legislative powers to the Executive Branch for the duration of the public emergency and included a series of legal, institutional, tax and penal reforms that affect various sectors of the Argentine economy. Regarding the Project Law, as of the date of this annual report, is in the initial stage of being processed by the Chamber of Deputies of the National Congress. Regarding the Decree No. 70/2023, on March 14, 2024, the Chamber of Senators of the National Congress rejected it, and, as of the date of this annual report, is pending to be considered by the Chamber of Deputies of the National Congress. In the event that the Chamber of Deputies also rejects this Decree, it will be without effect since both Chambers must reject a decree of necessity and urgency in order for it not to be effective. The final impact that these measures may have on our financial condition and the results of our operations continues to be uncertain.

Hydrocarbon market

Our pricing policy for fuels takes into account several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, export duties, local taxation, domestic margins for our products, among others. Our expectation is to align our local prices to those of international markets over time, while seeking to maintain a reasonable relationship between local crude oil and fuel prices, without considering short-term fluctuations, however, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face abrupt changes in products prices), will not have an adverse impact on our ability to maintain such relations, considering that volatility and uncertainty in the international prices of crude oil and derivatives and the fluctuations in the value of the Argentine peso will probably continue in the near future. For more information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.

During 2023, local crude oil was negotiated between producers and refiners or marketers. Brent crude oil price trading at an average of 82.2 US$/bbl in 2023 (a 16.9% decrease compared to 2022 which was impacted by the rise in the international price of this commodity due to the geopolitical conflict between Russia and Ukraine in February 2022). Local crude oil prices averaged values lower than international prices as local producers and refiners agreed to gradually adjust local prices with respect to the evolution of international comparable prices, partially aligned to the relative evolution of fuel prices. As for the local Medanito and Escalante crude oils, the average prices were 60.8 US$/bbl and 68.7 US$/bbl, respectively for 2023, compared to the average prices of 62.3 US$/bbl and 70.9 US$/bbl, respectively for 2022. See “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”

In May 2023 crude oil exports to Chile began, which are expected to increase during 2024, driven by the start-up of the OVMN in November 2023.

As for natural gas market, the stimulus programs for natural gas production in Argentina established by the Argentine government through the granting of competitive prices are key to provide predictability and orderly competition in an otherwise complex market given the marked seasonality in the local demand for natural gas between summer and winter periods. In line with the objective of contributing to the growth of the local natural gas production and supply, in July 2023, the Argentine government inaugurated the first section of the GPNK with a 573 kilometer reach that goes from the Tratayén Town in the Neuquén Province through the Salliqueló Town in the Buenos Aires Province.

Statements of comprehensive income breakdown

The information below should be read in conjunction with the Audited Consolidated Financial Statements included in this annual report.

Summarized of consolidated statement of comprehensive income

	For the year ended December 31,
	(millions of US$)
	2023	2022	2021
Revenues	17,311	18,757	13,682
Costs	(13,853)	(13,684)	(10,629)

Gross profit	3,458	5,073	3,053
Selling expenses	(1,804)	(1,896)	(1,507)
Administrative expenses	(705)	(657)	(470)
Exploration expenses	(61)	(65)	(30)
Impairment of property, plant and equipment and intangible assets	(2,288)	(123)	(115)
Other net operating results	152	150	(232)

Operating profit or loss	(1,248)	2,482	699
Income from equity interests in associates and joint ventures	94	446	287
Net financial results	897	128	(271)

Net profit or loss before income tax	(257)	3,056	715
Income tax	(1,020)	(822)	(699)

Net profit or loss for the year	(1,277)	2,234	16
Other comprehensive income for the year	(221)	82	115

Total comprehensive income for the year	(1,498)	2,316	131

The following is a brief description of the principal line items of our consolidated statement of comprehensive income:

Revenues

Revenues include revenue from sales, mainly, of fuels, natural gas, refined and petrochemical products and others non-oil products; and government incentives. Export withholdings on hydrocarbon are disclosed as “Selling expenses” under “Taxes, charges and contributions” line as indicated in Note 26 to the Audited Consolidated Financial Statements. Royalties with respect to our hydrocarbon production are accounted for as a production cost and are not deducted in determining revenues.

The tables below set forth, for the periods indicated, information regarding volumes and prices with respect to consolidated sales of our principal products in the domestic and export markets:

Domestic market

	For the year ended December 31,

	2023				2022				2021

	Sales volume		Average price		Sales volume		Average price		Sales volume		Average price

Product
Natural gas (1)	13,735	mmcm	128	US$/mcm	14,117	mmcm	140	US$/mcm	13,420	mmcm	142	US$/mcm
Diesel	8,863	mcm	733	US$/cm	8,783	mcm	772	US$/cm	8,007	mcm	566	US$/cm
Gasoline	6,063	mcm	576	US$/cm	5,680	mcm	609	US$/cm	4,987	mcm	543	US$/cm
Jet fuel	569	mcm	879	US$/cm	519	mcm	1,004	US$/cm	295	mcm	635	US$/cm
Fertilizers, grain and flours	1,168	mtn	551	US$/ton	1,015	mtn	756	US$/ton	794	mtn	557	US$/ton
Petrochemicals	296	mtn	987	US$/ton	396	mtn	915	US$/ton	379	mtn	778	US$/ton

(1)	Figures for the years ended December 31, 2022 and 2021 have been restated due to the inclusion of retail natural gas sales.

Export market

	For the year ended December 31,
	2023						2022						2021
	Sales volume			Average price			Sales volume			Average price			Sales volume		Average price

Product
Natural gas	504		mmcm	204		US$/mcm	594		mmcm	205		US$/mcm	300	mmcm	136	US$/mcm
Diesel	131		mcm	1,161		US$/cm	98		mcm	1,105		US$/cm	49	mcm	641	US$/cm
Virgin naphta	166		mcm	452		US$/cm	151		mcm	653		US$/cm	202	mcm	446	US$/cm
Gasoline	-	(1)	mcm	-	(1)	US$/cm	-	(1)	mcm	-	(1)	US$/cm	65	mcm	490	US$/cm
Crude oil	739		mcm	489		US$/cm	65		mcm	392		US$/cm	102	mcm	348	US$/cm
Jet fuel	663		mtn	825		US$/ton	528		mtn	964		US$/ton	264	mcm	566	US$/ton
Grain and flours	178		mtn	434		US$/ton	1,232		mtn	555		US$/ton	1,338	mtn	466	US$/ton
Fuel oil	132		mtn	614		US$/ton	199		mtn	828		US$/ton	208	mtn	536	US$/ton
Petrochemicals	245		mtn	593		US$/ton	103		mtn	1,299		US$/ton	177	mtn	716	US$/ton

(1)	Less than 1 mcm. The average price is not reported due to correspond to one specific operation.

The exports of many of our hydrocarbon products are mainly driven by level of production, domestic demand and export authorizations. The Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the SE by demonstrating that local demand for those products has been satisfied.

Export revenues represented 11.0%, 12.5% and 11.8% of total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

Costs

Costs represented 80.0%, 73.0% and 77.7% of total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table sets forth, for each of the periods indicated, information regarding a breakdown of our costs:

	For the year ended December 31,
	(millions of US$)
	2023	2022	2021
Inventories at the beginning of the fiscal year	1,738	1,500	1,191
Purchases	5,106	6,212	4,052
Production costs	8,703	7,704	6,880
Translation differences	(29)	(13)	(6)
Adjustment for inflation (1)	18	19	12
Inventories at the end of the fiscal year	(1,683)	(1,738)	(1,500)

Total	13,853	13,684	10,629

(1)

Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Argentine peso as functional currency, which was charged for “Other comprehensive income” in the consolidated statement of comprehensive income.

The table below sets forth, for each of the periods indicated, information regarding a breakdown of our production costs:

	For the year ended December 31,
	(millions of US$)
	2023	2022	2021
Salaries and social security taxes	790	781	537
Fees and compensation for services	50	46	47
Other personnel expenses	232	202	140
Taxes, charges and contributions	130	121	118
Royalties, easements and fees	1,009	1,026	831
Insurance	81	71	74
Rental of real estate and equipment	179	140	125
Depreciation of property, plant and equipment	2,886	2,400	2,670
Amortization of intangible assets	30	29	38
Depreciation of right-of-use assets	209	202	190
Industrial inputs, consumable materials and supplies	521	454	370
Operation services and other service contracts	535	383	388
Preservation, repair and maintenance	1,395	1,206	905
Transportation, products and charges	521	473	359
Fuel, gas, energy and miscellaneous	135	170	88

Total	8,703	7,704	6,880

Other net operating results

Other net operating results principally include provisions for lawsuits and contingencies, provisions for environmental liabilities, results from sales of participation in areas, insurance recoveries and the Export Increase Program income (see Note 35.g) to the Audited Consolidated Financial Statements).

Net financial results

Net financial results include interest gains of assets, interest losses of liabilities, foreign exchange differences, financial accretion, and other financial results which mainly include variations from financial assets at fair value with change in results and the net monetary position.

Operating profit or loss

The section below provides a comparative discussion of our operating profit or loss for the years ended December 31, 2023, 2022 and 2021. On January 1, 2023, certain assets related to the exploration, exploitation and production of frac sand for well-drilling, which were formerly included in Central Administration and Others were assigned to the Upstream business segment. Consequently, the comparative information for fiscal years ended December 31, 2022 and 2021 has been restated. We consider these changes immaterial.

YPF explains its net profit or loss through the operating profit or loss, which is managed through its business segments, and its net financial results and income tax charge, which are managed on a consolidated basis.

For information about our business segments see “Item 4. Information on the Company—Business organization” and Note 5 to the Audited Consolidated Financial Statements.

Year ended December 31, 2023 compared to the year ended December 31, 2022

During 2023, the Company’s operating loss was US$ 1,248 million compared to the operating profit of US$ 2,482 million in 2022 (a decrease of US$ 3,730 million) due to: (i) lower revenues (a decrease of US$ 1,446 million or 7.7%) primarily due to lower sales of grain and flour in the export market (88.7%) due to lower volumes and prices, lower sales in the domestic market of diesel (4.2%) due to lower prices, and of fertilizers (26.7%) mainly as a result of lower prices; (ii) higher costs and expenses (an increase of US$ 121 million or 0.7%) primarily due to an increase in production costs of US$ 999 million or 13.0%, driven by a generalized price increase affecting costs and expenses and higher activity levels (increased production of hydrocarbons and higher processing levels), an increase in administrative expenses of US$ 48 million or 7.3%, a negative variation in stock variation of US$ 276 million, partially offset by a decrease in purchases of US$ 1,106 million or 17.8%, a decrease in selling expenses of US$ 92 million or 4.9%, and a decrease in exploration expenses of US$ 4 million or 6.2%; (iii) a higher charge for impairment of property plant and equipment and intangible assets of US$ 2,165 million; and (iv) a higher positive charge in other net operating results of US$ 2 million or 1.3%.

The Company’s net financial results in 2023 represented a profit of US$ 897 million compared to the profit of US$ 128 million in 2022. This variation was mainly due to a higher devaluation of the Argentine peso in 2023, intensified in the fourth quarter, a higher Company´s net monetary passive position in Argentine pesos and higher positive results from changes in assets measured at fair value, partially offset by higher negative accretion charges and higher interests on our debt. See Note 28 to the Audited Consolidated Financial Statements.

The Company’s income tax charge for 2023 was a loss of US$ 1,020 million, compared to the loss of US$ 822 million in 2022. See Note 17 to the consolidated financial statements.

Based on the above, the net profit or loss for 2023 was a loss of US$ 1,277 million, compared to a profit of US$ 2,234 million in 2022.

The operating profit or loss is explained below through the analysis of the main variations in the business segments:

Upstream

In 2023, the daily production of hydrocarbons increased by 2.0% compared to 2022, totaling 514 mboe/d.

The daily crude oil production increased by 7.4% in 2023 compared to 2022, totaling 243 mbbl/d, driven by the increase in unconventional crude oil production.

Compared to 2022, daily natural gas production decreased by 3.3%, totaling 36.2 mmcm/d in 2023, as a result of lower demand which affected natural gas production. In addition, NGLs production increased by 3.2% in 2023 compared to 2022, mainly due to the start-up of the interconnection of the TGS - Tratayén gas pipeline in September 2022.

In 2023, the Upstream business segment recorded an operating loss of US$ 1,927 million, compared to the operating profit of US$ 1,310 million in 2022, representing a decrease of US$ 3,237 million, explained by:

●	Higher revenues (an increase of US$ 74 million or 1.0%) mainly due to:

-

An increase in crude oil sales to the Downstream business segment of US$ 156 million or 3.0%, due to a 6.5% increase in the transferred volume, partially offset by a 3.3% decrease in the intersegment average sales price compared to 2022.

-

A decrease in crude oil sales to the Gas and Power business segment of US$ 63 million or 3.5%, due to a 2.6% decrease in the transferred volume and a 0.9% decrease in the intersegment average sale price compared to 2022.

-	A decrease in other revenues of US$ 19 million or 7.1%, mainly due to a negative variation of natural gas imbalances partially offset by higher revenues from the sale of frac sand for well-drilling.

●	Higher costs and expenses (an increase of US$ 961 million or 15.8%, excluding exploration expenses), mainly due to:

-

An increase in depreciation of property, plant and equipment of US$ 505 million or 25.9%, mainly due to the increase in depreciation rates generated by an increase in the production which was proportionally higher than oil and gas reserves additions, and a larger base of property, plant and equipment depreciable due to new additions.

-	An increase in lifting costs of US$ 440 million or 18.0%, mainly resulting from a 15.6% increase of the unitary lifting cost, mainly due to higher costs.

-

A decrease in royalties and other charges associated with crude oil and natural gas production of US$ 10 million or 1.0%. Royalties and other charges associated with natural gas production decreased by 8.7% due to a lower wellhead value, partially offset by a 1.1% increase in crude oil royalties due to a higher production volume.

●

Lower exploration expenses (a decrease of US$ 4 million or 6.2%) mainly explained by lower negative results from unproductive exploratory drilling. In addition, in 2023 the exploratory investment was US$ 119 million, compared to US$ 43 million in 2022.

●

An impairment charge on property, plant and equipment and intangible assets of US$ 2,288 million in 2023, of which US$ 1,782 million was charged in the CGU Oil, CGU Gas – Austral Basin and CGU Gas – Neuquina Basin in the fourth quarter of 2023, as a consequence of the decision on February 29, 2024 of the YPF’s Board of Directors that resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets involves 55 blocks and is consistent with the Company’s new management plans which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields; and US$ 506 million was charged in the CGU Gas – Neuquina Basin in the third quarter of 2023, mainly generated for a higher competition in the domestic natural gas market which may lead to a drop in natural gas sale prices in the medium and long term and a consequent adequacy in our production. In 2022, the Company recognized an impairment charge of US$ 123 million for property, plant and equipment of the CGU Gas – Austral Basin, mainly generated from the lower than expected production due to field performance and production cost increases. See Notes 8 and 38 to the Audited Consolidated Financial Statements.

●

A lower positive charge in other net operating results of US$ 189 million or 73.5%, mainly explained by the reversal in 2022 of the charges related to the Company’s provision for lawsuits and contingencies. See Note 16.a) to the Audited Consolidated Financial Statements.

Downstream

In 2023, the processing levels of our refineries averaged 294 mbbl/d, compared to 285 mbbl/d in 2022. This increase was due to the operational optimization of our refineries aimed at maximizing the production of gasoline and middle distillates and the higher availability of crude oil as a result of the increase in production, higher purchases from third parties and logistics optimization. In 2023, the production of diesel increased by 4.0%, gasoline by 3.0% and jet fuel 11.3%. In 2023, YPF recorded the highest levels of crude oil processing since 2016.

In 2023, the Downstream business segment recorded an operating profit of US$ 896 million, compared to the operating profit of US$ 1,523 million in 2022, representing a decrease of US$ 627 million or 41.2%, explained by:

●	Lower revenues (a decrease of US$ 1,137 million or 7.1%) mainly due to:

-

Lower revenues in the export market of US$ 400 million or 18.2%, mainly due to a decrease in grain and flour and diesel exports resulting from lower volumes sold and lower average sales prices, partially offset by an increase in crude oil exports.

-

Lower diesel sales in the domestic market of US$ 287 million or 4.2%, mainly due to a 5.1% decrease in the average sales price, partially offset by a 0.9% increase in the volume sold, with a 1.1% volume decrease for this product in the domestic market.

-

Higher gasoline sales in the domestic market of US$ 33 million or 1.0%, mainly due to a 6.7% increase in the volume sold, partially offset by a 5.4% decrease in the average sales price, the same trend being observed in the domestic market with a 4.4% volume increase for this product.

-

Lower sales in the domestic market of other products by US$ 483 million or 13.1%, mainly of fertilizers, coal and LPG, mainly due to lower average sales prices; and of petrochemicals and diesel mainly due to lower volumes sold; partially offset by higher grain and flour sales.

●	Lower costs and expenses (a decrease of US$ 435 million or 3.0%) mainly due to:

-	A decrease in purchases of raw materials and resale products mainly explained by:

(i)	Lower diesel imports by US$ 288 million or 23.6%, mainly due to lower purchases prices and volumes.

(ii)	Lower purchases of biofuels (biodiesel and bioethanol) of US$ 177 million or 17.9%, mainly due to lower purchase prices and lower purchase volumes of biodiesel.

(iii)

An increase in purchases of crude oil to the Upstream business segment and from third parties of US$ 219 million or 3.4%, as a result of a 6.6% increase in purchase volumes partially offset by a 2.7% decrease in average purchase prices. Volumes purchased from third parties increased by 7.2%.

-	A decrease in the receipt of grain of US$ 330 million, or 61.2%, through the modality of barter in the Agri sales segment which are accounted for as purchases, mainly due to lower volumes received.

-	A decrease of US$ 188 million or 32.9%, in fertilizer purchases mainly due to lower average purchase prices.

-

A decrease of US$ 168 million or 8.2% in other costs and expenses, mainly due to lower charges for taxes, charges and contributions partially offset by higher rental of real estate and equipment expenses.

-	A negative variation in stock variation of US$ 386 million.

-

An increase in refining and logistics costs of US$ 189 million or 13.4%, while the unitary cost increased by 10.0%, mainly due to higher charges for product transportation, personnel expenses and consumable materials and supplies.

-	A profit in other net operating results of US$ 62 million in 2023 compared to a loss of US$ 13 million in 2022, which represented a positive variation of US$ 75 million.

Gas and Power

In 2023, the Gas and Power business segment recorded an operating loss of US$ 3 million, compared to the operating profit of US$ 90 million in 2022, representing a decrease of US$ 93 million, explained by:

●	Lower revenues (a decrease of US$ 321 million or 11.9%) mainly due to:

-

A decrease of US$ 195 million, or 32.4%, in Metrogas´ revenues due to a decrease in sales to the retail segments (residential and small general service category) and large clients (gas power plants and industries) and in revenues from the provision of transportation and distribution services.

-

A decrease of US$ 62 million, or 3.7%, in natural gas sales as producers to the Upstream business segment, Downstream business segment and third parties, mainly due to lower volumes sold. Volumes sold to third parties decreased by 4.4%.

●	Lower costs and expenses (a decrease of US$ 217 million or 8.3%) mainly due to:

-	A decrease of US$ 76 million, or 4.2%, in natural gas purchases as producers to the Upstream business segment and from third parties, mainly due to lower purchase prices and volumes.

-	A decrease of US$ 96 million, or 32.1% in Metrogas´ purchases mainly of natural gas as distributors, due to lower average purchase prices, and transportation services.

-	A profit in other net operating results of US$ 8 million in 2023 compared to a loss of US$ 3 million in 2022, which represented a positive variation of US$ 11 million.

Central Administration and Others

In 2023, the operating loss of Central Administration and Others amounted to US$ 270 million, a decrease in the loss of US$ 135 million or 33.3% compared to the operating loss of US$ 405 million in 2022, mainly due to the charge related to the provision for lawsuits and contingencies in 2022 (see Note 33 to the Audited Consolidated Financial Statements).

Consolidation adjustments

The main transactions between business segments are generated by: (i) the sales of crude oil and natural gas produced by the Upstream business segment to the Downstream and Gas and Power business segments, respectively, and (ii) the sales of gasoline, propane and butane produced by the Gas and Power business segment to the Downstream business segment.

Consolidation adjustments during 2023, which correspond to the elimination of operating profit or loss results between the different business segments that have not involved third parties, had a positive amount of US$ 56 million compared to a negative amount of US$ 36 million in 2022. In 2023, there was a decrease in the gap between the transfer prices between business segments and the production cost of the Company’s inventories, while in 2022 such gap had increased. In 2023 and 2022, changes in transfer prices reflect market price variations. See Note 5 to the Audited Consolidated Financial Statements.

Year ended December 31, 2022 compared to the year ended December 31, 2021

During 2022, the Company’s operating profit was US$ 2,482 million compared to the operating profit of US$ 699 million of 2021 (an increase of US$ 1,783 million or 255.1%), explained by: (i) higher revenues (an increase of US$ 5,075 million or 37.1%) primarily due to higher sales of diesel (49.5%) and gasoline (27.7%) in the domestic market due to the sustained increase in demand and higher sales prices of fuels, and a positive variation in other net operating results of US$ 382 million or 164.7% mainly due to the reversal in 2022 of the charges in the provision for lawsuits and contingencies; (ii) partially offset by higher costs and expenses (an increase of US$ 3,666 million or 29.0%) mainly due to a US$ 824 million or 12.0% increase in production costs and a US$ 2,160 million or 53.3% increase in the purchases due to higher activity level, the increase in demand and the widespread increase in the cost and expenses prices, and higher charges for impairment of property, plant and equipment of US$ 8 million.

The Company’s net financial results during 2022 represented a profit of US$ 128 million compared to a loss of US$ 271 million in 2021. This variation was mainly due to a higher devaluation of the Argentine peso on the Company´s net monetary passive position in Argentine pesos and higher interest rates which allowed the recognition of higher positive interests partially offset by a higher negative financial accretion. See Note 28 to the Audited Consolidated Financial Statements.

In 2022, the Company’s income tax represented a loss of US$ 822 million, compared to a loss of US$ 699 million in 2021. See Note 17 to the Audited Consolidated Financial Statements.

As a result of the foregoing, net profit during 2022 was US$ 2,234 million, compared to a net profit of US$ 16 million in 2021.

The operating profit or loss is explained below through the analysis of the main variations in the business segments:

Upstream

In 2022, the daily production of hydrocarbons increased by 7.2% compared to 2021, reaching 503 mboe/d.

In 2022, daily crude oil production increased by 7.2% compared to 2021, totaling 226 thousand bbl/d, mainly driven by an increase in unconventional production.

In 2022, daily natural gas production increased by 5.0% compared to 2021, reaching 37.5 mmcm/d, driven by the increase in unconventional natural gas production due to the continuing activity in the natural gas development of central areas to fulfill the Company’s commitments undertaken in the framework of the Plan GasAr 2020-2024, partially offset by a lower demand affecting mainly conventional natural gas production. Daily NGLs production increased by 20.8% in 2022 compared to 2021, mainly due to the start-up of the interconnection of the TGS - Tratayén gas pipeline in September 2022, and a better production performance of Mega, while in the fourth quarter of 2021 it was affected by a stoppage in the plant of Mega.

During 2022, the Upstream business segment recorded an operating profit of US$ 1,310 million compared to an operating profit of US$ 80 million in 2021, representing an increase of US$ 1,230 million or 1,537.5%, explained by:

●	Higher revenues (an increase of US$ 1,341 million or 22.5%) mainly due to:

-

An increase in crude oil sales to the Downstream business segment of US$ 1,105 million, or 26.7%, due to a 19.9% increase in the intersegment average sales price of crude oil. The transferred volume to the Downstream business segment increased by 5.7% compared to 2021.

-

An increase in natural gas sales to the Gas and Power business segment by US$ 172 million, or 10.6%, due to a 2.0% increase in the intersegment average sales price of natural gas. The transferred volume to the Gas and Power business segment increased by 8.4% compared to 2021.

●	Higher costs and expenses, excluding exploration expenses (an increase of US$ 557 million or 10.1%), mainly due to:

-	An increase in lifting costs of US$ 548 million, or 28.9%, primarily as a result of a 20.3% increase of the unitary cost due to an increase in costs.

-

An increase in royalties and other charges related to oil and gas production of US$ 168 million, or 21.4%. Crude oil royalties increased by 26.8%, and natural gas royalties and other charges increased by 6.2%, in both cases due to a higher value at the wellhead of these products and higher production.

-	A decrease in depreciation of property, plant and equipment of US$ 312 million, or 13.8%, mainly due to the reduction of the depreciation rates generated by the increase in oil and gas reserves.

●

Higher exploration expenses (an increase of US$ 35 million or 116.7%) mainly explained by higher negative results from unproductive exploratory drilling expenses as a result of a higher number of dry wells compared to 2021. In addition, during 2022, exploratory investment was US$ 43 million, compared to US$ 22 million in 2021.

●

A charge for impairment of property, plant and equipment for the CGU Gas – Austral Basin of US$ 123 million during 2022, mainly attributable to the increase in production costs, while during 2021 the Company recognized a charge for impairment of property, plant and equipment for the CGU Gas – Austral Basin of US$ 97 million, mainly attributable to lower than expected production due to the performance of fields and the increase in production costs. See Note 8 to the Audited Consolidated Financial Statements.

●

A profit in other net operating results of US$ 257 million in 2022 compared to a loss of US$ 232 million in 2021, which represented a positive variation of US$ 489 million, explained by the reversal in 2022 of the charges in the Company’s provision for lawsuits and contingencies. See Note 16.a) to the Audited Consolidated Financial Statements.

Downstream

During 2022, the processing levels of our refineries averaged 285 mbbl/d, compared to 270 mbbl/d in 2021. This increase was due to an increase in demand in 2022 and the operational and logistical optimization of our refineries aimed at maximizing the production of gasoline and middle distillates to supply the incremental demand. Additionally, in 2021, the processing levels of the La Plata Refinery was affected by the maintenance stoppages, partially offset by an unscheduled stoppage in 2022 in the Luján de Cuyo Refinery. In 2022, there was a higher production of diesel of 3.6%, a higher production of gasoline of 12.4% and a higher production of jet fuel of 102.2%.

During 2022, the Downstream business segment recorded an operating profit of US$ 1,523 million compared to an operating profit of US$ 945 million recorded in 2021, representing an increase of US$ 578 million or 61.2%, mainly explained by:

●

Higher revenues (an increase of US$ 4,841 million or 42.9%) mainly due to a sustained increase in fuels demand and higher sales prices of products. Among the main factors that affected the revenues during 2022 are:

-

Higher diesel revenues in the domestic market, which increased by US$ 2,246 million, or 49.5%, primarily as a result of a 36.3% increase in the average diesel sales price and a 9.7% increase in diesel sales volumes, while in the domestic market an increase in volume of 7.6% was observed for this product. With respect to the increase in volumes sold by the Company, we can highlight a 23.0% increase in Infinia diesel (premium diesel) sales volumes.

-

Higher gasoline revenues in the domestic market, which increased by US$ 750 million, or 27.7%, primarily as a result of a 12.1% increase in the average gasoline sales price and a 13.9% increase in gasoline sales volumes, while in the domestic market an increase in volume of 13.6% was observed for this product. With respect to the increase in volumes sold by the Company, we can highlight a 18.6% increase in Infinia gasoline (premium gasoline) sales volumes.

-

Higher revenues of other products in the domestic market (an increase of US$ 1,208 million or 48.7%), mainly in jet fuel, fertilizers, residual coal, lubricants, soybean meal and oil and asphalts mainly due to higher sales prices.

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

-

An increase in receipt of grain of US$ 120 million, or 28.8%, through the modality of barter in the Agri sales segment which are accounted for as purchases, as a result of an increase in average purchase prices.

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

-

An increase of US$ 210 million for the new operations of Midstream Gas, generated by the natural gas transportation, conditioning and processing for the separation of gasoline, propane and butane, from the transference of assets managed by the Upstream business segment until December 31, 2021, of which 86.2% were sales to the Downstream business segment.

-

An increase of US$ 192 million, or 11.7%, in natural gas sales as producers primarily as a result of an increase in volumes sold of 9.2% and in the average sales price of 2.3% (the average natural gas price in U.S. dollars reached 3.61 US$/mmBtu compared to the 3.53 US$/mmBtu in 2021). Natural gas domestic price is mainly associated to the implementation of the Plan GasAr 2020-2024 (See Note 35.d.1) to the Audited Consolidated Financial Statements). The aforementioned increase contains US$ 19 of natural gas sales from YPF S.A. to Metrogas.

-

An increase of US$ 60 million, or 11.2%, in the sales of our subsidiary Metrogas to the retail segment (residential and small general service category) and large clients (gas power plants and industries) mainly due to an increase in sales prices and in revenues from transportation and distribution services.

●	Higher costs and expenses (an increase of US$ 388 million or 17.5%) mainly due to:

-	An increase of US$ 156 million in costs and expenses made in connection with of the new operations of Midstream Gas.

-

An increase of US$ 196 million, or 12.0%, in purchases of natural gas to the Upstream business segment and to third parties as a result of 3.1% increase in average purchase prices and an 8.6% increase in purchase volumes. The volumes purchased from third parties increased by 32.2%.

Central Administration and Others

During 2022, the Central Administration and Others recorded an operating loss of US$ 405 million, a 104.5% increase in the loss, compared to the operating loss of US$ 198 million in 2021, mainly due to higher administrative expenses as a result of the widespread increase in prices, partially offset by higher revenues of our subsidiary A-Evangelista S.A. (“AESA”).

Consolidation adjustments

The main transactions between business segments are generated by the sales of crude oil and natural gas produced by the Upstream business segment to the Downstream and Gas and Power business segments, respectively.

Consolidation adjustments during 2022, which correspond to the elimination of the operating profit or loss results between the different business segments that have not involved third parties, showed a negative amount of US$ 36 million, compared to a negative amount of US$ 138 million in 2021. In 2022 and 2021, there was an increase in the gap between the transfer prices between business segments and the production cost of the Company’s inventories. In 2022 and 2021, changes in transfer prices reflect market price variations, especially of crude oil. See Note 5 to the Audited Consolidated Financial Statements.

Liquidity and capital resources

Liquidity

The Company closely monitors liquidity levels in order to meet its cash needs from business operations and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of: (i) cash and cash equivalents (cash in hand, deposits held at call with banks and other short-term highly liquidity investments with maturities of 3 months or less); (ii) investments in financial assets (BCRA bills, bills and bonds issued by the Argentine Government and corporate bonds); and iii) daily account overdrafts and/or other short-term financing agreements with banks. Based on the discussion below, we consider that our working capital is reasonable for the Company’s present liquidity requirements. Our management believes that our cash balances and available credit facilities are sufficient to meet our present liquidity requirements. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue debt securities or obtain credit facilities.

In order to fulfill our financial needs, the access to bank credit facilities together with local and international debt capital markets, provide a material source of funding in the short- and long-term. The Company issued several series of notes in the local and international markets at different currencies, interest rates and tenors under a Global Medium-Term Notes Program (“GMTN Program”), which expired in October 2022, and the Frequent Issuer Regime. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (“BYMA”) and/or the Electronic Open Market (Mercado Abierto Electrónico or “MAE”) in Argentina, while international notes issues are authorized for trading on the Luxembourg Stock Exchange. For additional information about the outstanding notes of the Company as of December 31, 2023, see Notes 4, 21 and 38 to the Audited Consolidated Financial Statements.

Based on the level of our outstanding financial debt and our dependence on capital to maintain a significant investment program, we have a recurrent need for debt funding to refinance maturing debt and finance our capital investments. We are therefore affected by the local and global macroeconomic environments as well as local and global financial market conditions. This exposes us to certain risks, including, among others, market risk (exchange rate risk, interest rate risk and price risk), liquidity risk and credit risk. For information related to financial risk management see Note 4 to the Audited Consolidated Financial Statements, “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited which may have an impact on our ability to access those markets”.

Given the restrictions imposed by the BCRA on access to the foreign exchange market (see Note 35.g) to the Audited Consolidated Financial Statements and “Item 10. Additional information—Exchange regulations”), the Company may be affected in the event of exchange rate fluctuations, which has motivated an active strategy in the Company’s liquidity management. As of December 31, 2023, liquidity of YPF was comprised 16.0% in Argentine pesos (substantially hedge in U.S. dollars) and 84.0% in other currencies (mainly U.S. dollars). See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

For the year 2024, we have established a capital expenditure program totaling approximately US$ 5 billion, which will once again be concentrated in our unconventional developments. However, in case that cash flows from operating activities turn out to be lower than expected given the uncertainties related to the evolution of the Argentine economic environment and, more broadly, on the global economy, we might need to adjust our capital expenditure program downwards to prioritize financial discipline.

Loans

The table below sets forth, for each of the periods indicated, information regarding our total loans outstanding:

	As of December 31,
	(millions of US$)
	2023	2022	2021
Non-current Loans	6,682	5,948	6,534
Current Loans	1,508	1,140	845

Total	8,190	7,088	7,379

As of December 31, 2023, 2022 and 2021, 98.0%, 96.8%, and 95.2% of our loans were denominated in U.S. dollars, respectively. Moreover, as of December 31, 2023, 91.5% of our total debt accrues interest at a fixed rate.

Regarding our debt composition, as of December 31, 2023 our negotiable obligation represented 85.7%, while the remaining 14.3% consisted of trade facilities and other bank loans.

In the past we have repurchased certain of our publicly traded bonds in open market transactions on an arms-length basis. The amounts of our repurchased bonds as of December 31, 2023, 2022 and 2021, were US$ 3 million, US$ 9 million and US$ 4 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly traded bonds if, in our own judgment, the market conditions are attractive.

On December 28, 2018, YPF S.A. registered as “Frequent Issuer No. 4”, under the simplified Regime for Frequent Capital Markets’ Issuers (“Régimen Simplificado para Emisores Frecuentes”) created by the CNV in June 2018. This Regime seeks to speed up internal authorization processes within the CNV to promote the development of the local capital markets, while also generating more efficient controls. Also, this Regime allows frequent issuers such as YPF S.A. to significantly reduce the timeline of the offering process, which in turn provides flexibility to take advantage of favorable market conditions in local and international markets. On January 7, 2021, the Board of Directors authorized an increase of the issuance of negotiable obligations for up to an additional outstanding amount of US$ 6,500 million which was subsequently approved by the CNV through Resolution No. 20,939 dated January 27, 2021. On March 6, 2024 the Board of Directors authorized to ratify the frequent issuer condition and through subdelegate minute of March 26, 2024 it was approved to request such ratification for an amount of up to US$ 409,095,003 available to be used for future issuances (this amount that can be further increased).

The following table sets forth information regarding the expected maturity dates of our loans (principal amount plus accrued interest):

	As of December 31, 2023
	(millions of US$)
	Expected maturity date
	Total	Less than 1	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than
		year					5 years
Loans	8,190	1,508	1,746	1,099	1,226	785	1,826

Prior to the maturity of the YPF S.A.’s Class XLVII Notes in March 2021, the Company refinanced 58.7% of such bond. In addition, in accordance with the provisions established by the Communication “A” 7,106 of the BCRA, as amended, we offered a voluntary debt exchange to holders of the Class XLVII Notes outstanding and to holders of other foreign law governed securities maturing between 2024 and 2047, for a total face value of US$ 6.2 billion. On February 8, 2021, the Company announced that holders representing more than 30% of such securities (in particular, 59.9% of the residual Class XLVII Notes) had participated in the exchange providing a cash flow relief of US$ 577 million for 2021 and 2022.

On January 5, 2024, the Company announced an offer for the purchase of Class XXVIII Notes maturing in April 2024, issued under the 2008 GMTN Program for the total principal amount of U$S 346 million, having received and accepted purchase orders for U$S 138 million, which represent 40% of the outstanding amount, and were completely cancelled as of February 7, 2024 plus the corresponding interest. As of April 4, 2024, Class XXVIII Notes were fully paid and cancelled.

On January 17, 2024, the Company, under the Frequent Issuer Regime, issued in the international market Class XXVIII Notes denominated, subscribed and payable in U.S. dollars at a fixed annual nominal interest rate of 9.50% maturing in January 2031, repayable in 10 biannual installments starting in July 2026. Class XXVIII Notes were issued for a nominal value of U$S 800 at a price of 99.083% with a yield to maturity of 9.75% and are secured. YPF S.A. opened a reserve and payment account in New York for holders of Class XXVIII Notes, which must cover 125% of the debt services of such Notes to be paid over the next 6 months, as authorized by the existing foreign exchange regulations.

For a description of our exposure to market risk, see “Item 11. Quantitative and qualitative disclosures about market risk” and Notes 4 and 21 to the Audited Consolidated Financial Statements.

Covenants in our indebtedness

Most of the Company’s loans contain usual covenants for contracts of this nature, which include financial covenants mainly consisting in the limitation of incurrence on additional debt when exceeding the Company’s consolidated leverage ratio and debt service coverage ratio, subject to certain exceptions that may provide certain flexibility to the Company, limitations on payments of dividends, purchase of treasury shares and certain investments, and events of default triggered by materially adverse judgments, among others.

The Company monitors compliance with covenants on a quarterly basis. As of December 31, 2023, the Company is in compliance with its covenants. See “Item 3. Key information—Risk factors—Risks relating to our business—If we fail to comply with the covenants set forth in our credit agreements and indentures or upon the occurrence of a change of control, we may be required to prepay our debt” and “Item 3. Key information—Risk factors—Risks relating to our business—Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.

Additionally, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2023. We can give no assurances that Metrogas will not require further waivers in future periods or that, if requested, any such further waivers will be given.

For information regarding the financial situation of our subsidiary Metrogas, see Note 4 to the Audited Consolidated Financial Statements.

Granted guarantees

For information relating to granted guarantees, see Note 34.e) to the Audited Consolidated Financial Statements.

Cash flow information

The following table set forth, for each of the periods indicated, information regarding our cash flow information:

	For the year ended December 31,
	(millions of US$)
	2023	2022	2021
Net cash flows from operating activities	5,913	5,693	4,201
Net cash flows used in investing activities	(5,332)	(4,016)	(2,547)
Net cash flows from / (used in) financing activities	278	(1,227)	(1,600)
Effect of changes in exchange rates on cash and cash equivalents	(509)	(288)	(93)

Net increase (decrease) in cash and cash equivalents	350	162	(39)
Cash and cash equivalents at the beginning of the fiscal year	773	611	650
Cash and cash equivalents at the end of the fiscal year	1,123	773	611

Net cash flows from operating activities in 2023 amounted to US$ 5,913 million compared to US$ 5,693 million in 2022; this increase of U$S 220 million or 3.9% is primarily due to higher dividends received in 2023. Net cash flows from operating activities were US$ 5,693 million in 2022 compared to US$ 4,201 million in 2021; this increase of US$ 1,492 million, or 35.5%, was primarily due to higher operating results (without considering impairment of property, plant and equipment and intangible assets, depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right of use assets, and unproductive exploration drilling), and a higher decrease in the working capital accumulated variation, mainly due to the increase in accounts payable, salaries and social security, taxes payable and provisions, partially offset by an increase in inventories, trade receivables and other receivables.

Net cash flows used in investing activities in 2023 amounted to US$ 5,332 million compared to US$ 4,016 million in 2022; this increase of U$S 1,316 million or 32.8% was primarily due to higher acquisitions of property, plant and equipment and intangible assets for U$S 1,667 million, partially offset by lower payments from purchase of financial assets, net for U$S 329 million (payments from purchase of financial assets, net of proceeds from sales of financial assets and interest received from financial assets), lower loans with related parties, net for US$ 18 million and higher proceeds from assignment of areas and sales of assets for US$ 7 million. Net cash flows used in investing activities were US$ 4,016 million in 2022, compared to US$ 2,547 million in 2021; this increase of US$ 1,469 million, or 57.7%, was primarily due to higher acquisitions of property, plant and equipment and intangible assets of US$ 1,558 million and lower proceeds from assignment of areas and sale of assets by US$ 40 million, partially offset by an increase in proceeds from sales and interests of financial assets, net of payments for US$ 149 million (proceeds from sales of financial assets and interest received from financial assets net of payments from purchase of financial assets).

Net cash flows from financing activities in 2023 amounted to US$ 278 million mainly due to proceeds from loans net of debt repayments of U$S 1,271 million (proceeds from loans net of payments of loans), partially offset by payments of interest for US$ 623 million, payments of leases for U$S 359 million, payments of interests in relation to income tax for U$S 8 million and repayments of account overdrafts, net for U$S 3 million. Net cash flows used in financing activities in 2022 amounted to U$S 1,227 million, mainly derived from payments of interest for US$ 543 million, debt repayments for US$ 378 million (payments of loans net of proceeds from loans), payments of leases for US$ 341 million, partially offset by proceeds of account overdrafts, net for US$ 71 million. Net cash flows used in financing activities in 2021 were US$ 1,600 million which were primarily derived from debt repayments net of proceeds of loans of US$ 690 million (payments of loans net of proceeds from loans), the payments of interest of US$ 615 million and the payments of leases of US$ 302 million, partially offset by proceeds of account overdrafts, net of US$ 8 million.

Material cash requirements

The following paragraphs sets forth information regarding our material commitments under commercial contracts as of December 31, 2023:

●

Indebtedness: Total debt amounted to US$ 10,593 million as of December 31, 2023, of which US$ 1,852 million correspond to debt maturing in less than one year. These amounts include interest due throughout the life of the instruments. Interests on variable rate instruments is calculated using the rate as of December 31, 2023. See Note 21 to the Audited Consolidated Financial Statements.

●

Lease liabilities: Total undiscounted (in nominal terms) lease liabilities amounted to US$ 809 million as of December 31, 2023, of which US$ 367 million correspond to lease liabilities maturing in less than one year. See Note 20 to the Audited Consolidated Financial Statements.

●

Purchases of goods and services: Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on YPF and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the timing of the transaction. For obligations with cancellation provisions, we considered the non-cancellable portion of the agreement or the minimum cancellation fee. In addition, purchase commitments under commercial agreements that do not provide for a total fixed amount have been determined using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts as of December 31, 2023.

As of December 31, 2023, the Company was committed to purchase goods and services for approximately US$ 3,130 million, of which US$ 897 million correspond to purchases maturing in less than one year. Our analysis was focused on quantitatively and/or qualitatively significant contracts (the contracts not analyzed are not quantitatively and/or qualitatively material to our business as a whole).

The expected timing for payments under these purchase obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts.

●	Other liabilities amounted to US$ 7,041 million as of December 31, 2023, and include:

-	Provisions, including environmental liabilities and hydrocarbon wells abandonment obligations. See Note 16 to the Audited Consolidated Financial Statements.

-

Accounts payable, contract liabilities, salaries and social security, taxes payable, other liabilities, income tax liability, deferred income tax liabilities, net, as set forth in our Audited Consolidated Financial Statements.

As of December 31, 2023, the exploratory and development commitments and expenses until the expiration of the main exploration permits and exploitation concessions amount to US$ 3,241 million. See Note 34.c) to the Audited Consolidated Financial Statements.

In addition, we have additional commitments under granted guarantees. See Note 34.e) to the Audited Consolidated Financial Statements.

Capital investments, expenditures and divestitures

Capital investments and expenditures

The table below sets forth, for each of the periods indicated, information regarding our capital expenditures and investments by activity:

	For the year ended December 31,
	2023		2022(2)		2021(2)
	(millions of US$)	(%)	(millions of US$)	(%)	(millions of US$)	(%)

Capital expenditures and investments
Upstream (1)	4,306	75.3%	3,188	75.5%	2,156	81.0%
Downstream	1,140	19.9%	837	19.8%	406	15.3%
Gas and Power	178	3.1%	78	1.8%	27	1.0%
Central Administration and Others	100	1.7%	127	3.0%	65	2.7%

Total	5,724	100.0%	4,230	100.0%	2,654	100.0%

(1)	Includes acquisitions of property, plant and equipment and exploration expenses, net of unproductive exploratory drillings expenses and hydrocarbon wells abandonment obligations costs.
(2)

Comparative information for fiscal years ended December 31, 2022 and 2021 has been restated due to the changes on certain assets related to the exploration, exploitation and production of frac sand for well drilling as we described above in the Upstream business segment. See Note 5 to the Audited Consolidated Financial Statements.

Capital divestitures

We have made no significant capital divestitures during 2023, 2022 and 2021.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields in certain basins. These matured fields consist of 55 blocks which are being segregated in 18 disposal groups. This disposal of assets is consistent with the Company’s new management plans which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields, with the objective of maximizing value for the Company, its shareholders and investors. For further information see “Item 3. Key information—Risk Factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk Factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects”, “Item 4. Information on the Company—Business strategy”, “Item 4. Information on the Company—Business organization—Upstream” and “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”. The carrying amount of these assets as of December 31, 2023 may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets and, in addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Note 8 and 38 to the Audited Consolidated Financial Statements.

Research and development, patents and licenses

For a description of our research and development policies, see “Item 4. Information on the Company—Research and development”.

Trend information

See “Item 3. Key information—Risk factors”.

For information about trends that affect our business, see “Item 4. Information on the Company—Business strategy”, “Item 4. Information on the Company—Business organization”, “Item 4. Information on the Company—Competition”, “Item 5. Operating and financial review and prospects—Factors affecting our operations”, “Item 5. Operating and financial review and prospects—Macroeconomic conditions”, and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures”.

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

Critical accounting policies and estimates

Our accounting policies are described in Note 2.b) to the Audited Consolidated Financial Statements.

For information regarding the accounting policy of impairment of property, plant and equipment and the significant estimates and key sources of estimation uncertainty of the impairment test, see Notes 2.b.5) and 2.c), respectively, to the Audited Consolidated Financial Statements. The recoverable amount of property, plant and equipment and intangible assets analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the assets and the cash flows used in the impairment test calculation. These factors include, but are not limited to, future prices, operating costs, foreign exchange rates, capital expenditures timing, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, discount rate and tax attributes. According to the foregoing, and in connection with the estimation of impairment of long-lived assets as of December 31, 2023, if our future crude oil and natural gas prices were reduced by 5 US$/bbl and 0.5 US$/mmBtu, respectively, for all years of the future discounted cash flows, and assuming all other factors remain constant, our provision for impairment of long-lived assets comprising the Upstream business segment CGUs would increase by approximately US$ 1.15 billion before income tax effects. Actual cash flows may be materially affected by other factors and there are numerous uncertainties inherent in the present value estimate of future cash flows, so this hypothetical calculation should not be construed as indicative of our development plans or future results of operations. In addition, for information regarding impairment charges see Note 8 to the Audited Consolidated Financial Statements, and for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves” and “Supplemental information on oil and gas producing activities (unaudited)”.

ITEM 6.	Directors, Senior Management and Employees

Management of the Company

The Expropriation Law states that YPF S.A. shall continue as a publicly traded corporation and the management of the shares subject to expropriation shall be carried out according to the following principles: (i) strategic contribution of the Company to the aims established in the Expropriation Law; (ii) the management of the Company in accordance with the best industry and corporate governance practices, preserving the interests of YPF S.A.’s shareholders and creating value for them; and (iii) the professional management of the Company (see “Item 4. Information on the Company—History and development of YPF S.A.”).

The information provided below describes the composition and responsibilities of YPF S.A.´s Board of Directors and committees as of the date of this annual report.

Board of Directors

Composition of our Board of Directors

Our Board of Directors is currently composed of 11 directors and 10 alternates. The fiscal year since they were elected and the fiscal year their term of appointment expires is as follows:

Name	Position	Director since (3)	Term expiration (4)

Horacio Daniel Marín	Chairman and Director	2023	2024

Nicolás José Posse (1)	Director	2023	2024

Mario Eduardo Vázquez	Director	2023	2024

Carlos Manuel Bastos	Director	2023	2024

José Rolandi	Director	2023	2024

Omar Gutiérrez	Director	2023	2024

Emiliano José Mongilardi	Director	2023	2024

Horacio Oscar Forchiassin (2)	Director	2020	2024

Jimena Hebe Latorre	Director	2024	2024

María de los Ángeles Roveda	Director	2023	2024

Gerardo Damián Canseco (2)	Director	2023	2024

Guillermo Alberto Francos (1) (2)	Alternate Director	2023	2024

Santiago Martínez Tanoira (2)	Alternate Director	2017	2024

Silvia Noemí Ayala (2)	Alternate Director	2020	2024

Mauricio Alejandro Martín (2)	Alternate Director	2023	2024

María Martina Azcurra (2)	Alternate Director	2020	2024

Guillermo Gustavo Koenig	Alternate Director	2023	2024

Carla Antonela Matarese	Alternate Director	2023	2024

Hugo Eduardo Rodríguez	Alternate Director	2023	2024

Pamela Fernanda Verasay	Alternate Director	2024	2024

Julio Alejandro Schiantarelli (2)	Alternate Director	2023	2024

(1)	Represents our Class A shares.
(2)	As of April 10, 2024, these individuals own less than one percent of our Class D shares.
(3)	Indicates when the person has been appointed as Director and as Alternate Director, as applicable, for the first time continuously.
(4)

Directors and Alternate Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2023 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2024. The next Shareholders’ meeting is expected to take place as of April 26, 2024.

The General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting dated April 28, 2023 appointed José Ignacio de Mendiguren as Regular Director and Gabriel Martín Vienni as Alternate Director for Class A shares, and Pablo Gerardo González, Pablo Aníbal Iuliano, Gerardo Damián Canseco, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Pablo Francisco Juan Kosiner, María del Carmen Alarcón and Celso Alejandro Jaque, as Regular Directors for Class D shares. The aforementioned Shareholders’ meeting also appointed Julio Alejandro Schiantarelli, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, María de los Ángeles Roveda, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez, as Alternate Directors for Class D shares. All Directors were appointed to serve for 1 fiscal year. The Board of Directors´ Meeting dated April 28, 2023 appointed Pablo Gerardo González as Chairman of the Board.

The Company´s Board of Directors considered and resolved, at its meeting held on November 8, 2023, to accept the resignation tendered by Pablo Francisco Juan Kosiner, as Director for Class D shares. Additionally, in accordance with the order of substitution resolved by the General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting of April 28, 2023, María de los Ángeles Roveda, who had been appointed alternate director at the aforementioned meeting, assumed as Director in replacement of Pablo Francisco Juan Kosiner, until the election of new directors by the Shareholders’ Meeting.

At its meeting held on November 29, 2023 the Company’s Board of Directors considered and accepted the resignation of Santiago Álvarez as Alternate Director for Class D shares.

The Board of Directors, at its meeting held on December 14, 2023 accepted the resignations from Pablo Gerardo González, Pablo Aníbal Iuliano, María del Carmen Alarcón, Celso Alejandro Jaque, Norberto Alfredo Bruno and Ignacio Perincioli, as regular Directors for Class D shares, as well as from Guillermo Rafael Pons, Adrián Felipe Peres and Silvina del Valle Córdoba, as Alternate Directors for Class D, for strictly personal reasons. Likewise, the Board of Directors accepted the resignations from José Ignacio de Mendiguren to his position as Regular Director for Class A shares, and from Gabriel Martin Vienni as Alternate Director for Class A shares. Pursuant to Article 258 of the Argentine General Corporations Law and Article 13 of the Bylaws the Supervisory Committee for Class A appointed Nicolas José Posse as Regular Director for Class A shares and Guillermo Alberto Francos as Alternate Director for Class A shares due to the vacancies that occurred, with a mandate until the election of new directors by the Shareholders’ Meeting. Also, the Supervisory Committee appointed Horacio Daniel Marín, Mario Eduardo Vázquez, José Rolandi, Carlos Manuel Bastos, Omar Gutiérrez and Emiliano Mongilardi as Regular Directors for Class D shares, and Guillermo Gustavo Koenig as Alternate Director for Class D shares in replacement of Omar Gutiérrez, Carla Antonela Matarese as Alternate Director for Class D shares in replacement of Emiliano José Mongilardi, Hugo Rodríguez as Alternate Director for Class D shares in replacement of Horacio Forchiassin, and Mauricio Martin as Alternate Director for Class D shares, all of them with a mandate until the election of new directors by the Shareholders’ Meeting.

The Board of Directors, at its meeting held on January 26, 2024, accepted the resignations of Emilio Javier Guiñazú Fader and Miguel Lisandro Nieri as Regular and Alternate Directors for Class D shares, respectively.

Pursuant to Article 258 of the Argentine General Corporations Law and Article 13 of the Bylaws, the members of the Supervisory Committee for Class D shares appointed Jimena Hebe Latorre as Regular Director and Pamela Fernanda Verasay as Alternate Director for Class D shares.

For information about the election of Directors see “Item 10. Additional information—Directors”.

On March 22, 2024, the Board of Directors of YPF S.A. called for an Ordinary and Extraordinary and Special Ordinary Class A and D General Shareholders’ Meeting to be held on April 26, 2024 at the Issuer’s principal executive offices.

Outside business interests and experiences of the members of the Board of Directors

Horacio Daniel Marín

Born: May 8, 1963.

Current position: Director and Chairman of the Board. Chief Executive Officer (“CEO”) of the Company.

Independent: No.

Other directorships: None.

Shares in YPF: None.

Experience: Over the course of his 35-year career he worked in the development and strategy of the oil and gas industry in several countries besides Argentina, including United States, México, Venezuela, Colombia, Ecuador, Perú and Bolivia, holding different positions in operations, development, exploration and strategy. He was responsible for the development of both the surface and the infrastructure in the Fortín de Piedra block in Vaca Muerta formation, developed in record time. He served at Tecpetrol S.A. as Corporate Reservoir Manager, among other positions, and in November 2008 he was appointed Exploration & Production President of Tecpetrol S.A. He is President of YPF since December 14, 2023 and he serves as our CEO since January 26, 2024.

Education: He is a Chemical Engineer graduated from the Universidad Nacional de La Plata. In 1994 he completed his master´s degree in Petroleum Engineering at University of Texas at Austin. In 2009 he attended the Stanford University’s Executive Program at the Graduate School of Business.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Nicolás José Posse

Born: February 4, 1966.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: He has more than 25 years of experience in General Management at national and regional level, he has vast experience in cultural change, the adoption of an agile culture within an organization, leadership and communication, change processes, continuous improvement, quality and digital transformation. He has experience in managing innovative projects and startups in various industries and company sectors. He worked for 10 years at Molinos Río de La Plata as Mercosur Region Manager in the Pasta business unit. He worked as Marketing Director at Telecom Argentina and as Managing Director at Red Bull for the Río de La Plata Region. Between 2007 and 2009 he worked as Chief Operating Officer and then as CEO of Interbaires (Duty Free Shops) in the Argentine airport system. He served as Project Director of the Aconcagua Bi-Oceanic Corridor in Corporación América between 2007 and 2015. He served as General Manager of the South business unit of Aeropuertos Argentina 2000 from July 2016 to December 2023.

Education: He holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (“ITBA”).

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Mario Eduardo Vázquez

Born: November 11, 1935.

Current position: Director of the Board.

Independent: Yes.

Other directorships: Member of the board of directors of Mercado Libre Inc. and Despegar.com Corp.

Shares in YPF: None.

Experience: Mr. Vázquez worked at Arthur Andersen for 32 years until 1993, where he was appointed General Director for 22 years and headed operations in Argentina, Uruguay, Paraguay and Chile. He was member of the board of directors of Telefónica España S.A. from 2000 to 2006 and Chairman of the board of directors of Grupo Telefónica Argentina S.A. from 2003 to 2007. Mr. Vázquez was also member of the board of directors of YPF S.A. (being also Chairman of the Audit Committee) between March 2008 and June 2012, Telefónica Chile S.A., Central Puerto S.A., Banco Santander Río S.A., La Buenos Aires Seguros, Banco Supervielle Societe General S.A., Hoteles Sheraton de la Argentina S.A. and Globant S.A. Mr. Vázquez currently serves on the board of directors and as chairman of the audit committees of Mercado Libre, Inc and Despegar.com Corp. Likewise, Mr. Vázquez acted in several non-profit entities such as FIEL, CARI, IDEA (being a current member of the ethics committee), Fundaleu, Fundace, Fundación Telefónica, Cámara Argentina de Comercio y Servicios, Cámara Española de Comercio de la República Argentina, Instituto de Auditores Internos, Instituto Técnico de Contadores, Organismo Argentino de Acreditaciones and Foro Empresarial del Mercosur.

Education: He is a Certified Public Accountant graduated from the Universidad de Buenos Aires.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Carlos Manuel Bastos

Born: August 11, 1949.

Current position: Director of the Board.

Independent: No.

Other directorships: Director of the board of Metrogas and Integra Recursos Naturales S.A. and Vice President of Andina Electricidad S.A.

Shares in YPF: None.

Experience: In 1970 he joined Empresa Provincial de Energía de Córdoba (“EPEC”) where he worked as a technician and then as an engineer. He held the following positions until 1996: Undersecretary of Energy (1991), Secretary of Energy (1992-1995), Secretary of Energy and Communications (1995), Secretary of Energy and Transportation (1995) and Secretary of Public Works and Services (1996). Between July 1999 and December 1999, he was Chairman of EPEC. Between March 2001 and December 2001, he was Minister of Infrastructure of Argentina. Between March 2016 and December 2017, he was appointed “vocal primero” of the Ente Nacional Regulador de la Electricidad (“ENRE”). He was a consultant in the energy industry. He has been a member of the Advisory Experts team of Trench Energy Consulting S.A., and he has been an independent consultant in hydrocarbons and electric energy. He acted as arbitrator and expert witness in many arbitration cases on regulatory issues in Argentina and other Latin American countries related to the energy distribution and transport.

Education: He holds a degree in Electronic Engineer from the Universidad Nacional de Córdoba, Facultad de Ciencias Exactas with a postgraduate degree in Energy Economics from Fundación Bariloche.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

José Rolandi

Born: March 12, 1979.

Current position: Director of the Board.

Independent: No.

Other directorships: None.

Shares in YPF: None.

Experience: He worked as a senior consultant at Imagina Management & IT S.A., advising on projects in the oil, petrochemical and mass consumption industries between 2007 and 2011. He worked as Project Manager of the Carape I and II Wind Farm and the Aconcagua Bi-oceanic Corridor in Corporación América S.A. between 2011 and 2014. Between 2014 and 2018 he was Strategic Planning and Commercial Manager of CGC being responsible for the commercialization of crude oil, natural gas and LNG. He also has experience in IT, having co-founded companies related to artificial intelligence, augmented reality and development of solutions based on facial biometrics.

Education: He holds an Industrial Engineer degree from the ITBA.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Omar Gutiérrez

Born: September 24, 1967.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: In 2003 he was elected representative of Neuquén’s Municipal Council, where he served until 2005. He served as Chairman of the board of directors of Banco Provincia de Neuquén from 2005 to 2011. He served as Minister of Economy and Public Works of the Neuquén Province between 2011 and 2015. On April 2015, he was elected Governor of the Neuquén Province; being reelected in 2019 until 2023. He presides the political party “Movimiento Popular Neuquino”. From 2014 to 2016, he served as Alternate Director of YPF S.A.’s Board.

Education: He is a Certified Public Accountant graduated from the Universidad Nacional del Comahue.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Emiliano José Mongilardi

Born: September 28, 1986.

Current position: Director of the Board.

Independent: No.

Other directorships: None.

Shares in YPF: None.

Experience: He worked as production and maintenance officer at Petromark S.R.L. He is a union representative of the Sindicato de Petróleo y Gas Privado de Chubut (Private Oil and Gas Union of Chubut) and treasurer of the Obra Social de Petroleros de Chubut and Mutual de Petroleros de Chubut. Between 2019 and 2023 he was Provincial Deputy for the Chubut Province.

Education: Management and Administration Diploma from the Instituto Educativo Argentino (“IEA”), specialized in international trade.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Horacio Oscar Forchiassin

Born: May 6, 1955.

Current position: Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Forchiassin held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1991. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager. From 1995 to 2016 he held various positions in NOV Tuboscope Vetco de Argentina S.A., including Operations Manager for the South regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the board of directors of Tuboscope Vetco de Argentina S.A., serving as Chairman and General Manager from March 2012 to December 2016. During the same period, he was Director in Tuboscope Vetco of Canada Inc. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A.

Education: A Mechanical Engineering degree from Universidad Nacional de la Patagonia San Juan Bosco of Comodoro Rivadavia, Chubut Province.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Jimena Hebe Latorre

Born: August 6, 1986.

Current position: Director of the Board.

Independent: Yes.

Other directorships: Member of the board of directors of the Instituto Argentino de la Energía General Mosconi and the Fundación Alem.

Shares in YPF: None.

Experience: Mrs. Latorre held the position of Legal Advisor at the Ministry of Transportation of the Government of the Mendoza Province. Then she served as Cabinet Coordinator of Secretaría de Servicios Públicos and in 2018 she assumed as Chairman of the board of directors of Ente Provincial Regulador Eléctrico (“EPRE”) of the Mendoza Province, a position she held until her assumption as a National Deputy in December 2019. She was an authority in the Energy and Fuel Commission in the Chamber of Deputies of the Nation between 2019 and 2023, and she presented numerous bills related to the subject and requests for reports addressed to the energy portfolio of the Executive Power. She is currently Minister of Energy and Environment of the Mendoza Province.

Education: She is a lawyer with Registry and Notarial orientation, from the University of Mendoza. She has a postgraduate degree with a Diploma in Civil and Commercial Code from the School of Law of the University of Cuyo and she is in progress of a master’s degree in government and public administration in Latin America from the University of Pampeau Fabra in Barcelona.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

María de los Ángeles Roveda

Born: April 30, 1978.

Current position: Director of the Board.

Independent: Yes.

Other directorships: Chairman and Member of the board of directors of Pampetrol S.A.P.E.M.

Shares in YPF: None.

Experience: Mrs. Roveda has practiced law independently since 2004. Since November 2003, she has been working as an administrative lawyer at the Ministry of Finance and Treasury of the La Pampa Province. From 2011 to 2019 she served as Director of Mining at Subsecretaría de Hidrocarburos y Minería of the La Pampa Province. She served as Director, from November 2020 to April 2021, and as Alternate Director, from April to November 2023, of YPF’s Board.

Education: She is a lawyer and notary public graduated from the Universidad Nacional de La Pampa, School of Economics and Law. She is attending the course of the master’s degree in criminal sciences from the Universidad Nacional de La Pampa, a graduate course in Mining Management from Universidad Austral, School of Engineering, a master’s degree in Energy Management from the Universidad de Lanus (currently working on her thesis) and a Specialization in Oil and Gas Management from Universidad Austral.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Gerardo Damián Canseco

Born: April 14, 1965.

Current position: Director of the Board.

Independent: No.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Canseco has been an employee of YPF since September 1984. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Santa Fe Province from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014. Likewise, he was the President of the Centro de Estudios Laborales y Sociales of Rosario in the Santa Fe Province from 2014 to 2016. Between 1992 and 2021, he was the General Secretary of the San Lorenzo branch of SUPeH. Since December 2021 he is the Secretary of Trade Union Affairs and Training of SUPeH.

Education: He has a law degree from Universidad Abierta Interamericana (“UAI”) and specializes in trade union law.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Guillermo Alberto Francos

Born: April 20, 1950.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Between 1974 and 1978, he worked as a lawyer in the Department of Legal Affairs of the Ministry of Justice of the Nation and he worked as Director of the Instituto Nacional de Crédito Educativo between 1978 and 1985. Between 1970 and 1973, he served as Private Secretary of the Ministry of Justice and as Councilman of the Federal Capital between 1985 and 1993. In 1994, he was appointed Undersecretary of the IGJ. He was elected National Deputy between 1997 and 2000. He held various management positions at Corporación América S.A. in the agri, services, energy, infrastructure and technology sectors, until becoming director in 2012. Between 2000 and 2007, he was Director of Aeropuertos Argentina 2000 S.A. He was President of the Bank of the Buenos Aires Province between 2007 and 2011 and was Argentina’s representative before the Inter-American Development Bank between 2019 and 2023. Since December 10, 2023, he is Minister of the Interior of Argentina.

Education: He is a lawyer from the Universidad del Salvador.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Santiago Martínez Tanoira

Born: September 6, 1972.

Current position: Alternate Director of the Board and Gas and Power Executive Vice President of YPF S.A.

Independent: No.

Other directorships: Director and Chairman of the board of directors of Mega and YPF EE.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: In 1998, Mr. Martínez Tanoira joined YPF and took on several roles within the petrochemical business. He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemical Director at YPF S.A. from 2011 until 2012. He was also member of the board of directors of Profertil. From 2012 until 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. He was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. Since May 2020, he is our Gas and Power Executive Vice President.

Education: He holds a degree in Industrial Engineering from the ITBA and a master’s degree in business administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the United States.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Silvia Noemí Ayala

Born: November 2, 1966.

Current position: Alternate Director of the Board and Executive Leader Aconcagua and Cenit Projects of YPF S.A.

Independent: No.

Other directorships: Member of the board of director of AESA and Eleran Inversiones 2011 S.A.U.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mrs. Ayala joined YPF S.A. in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF S.A. that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. From 2008 to 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager in YPF S.A. between June 2018 to August 2021.

Education: A public accounting degree from the Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from the ESEADE.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Mauricio Alejandro Martín

Born: July 29, 1971.

Current position: Alternate Director of the Board and Downstream Executive Vice President of YPF S.A.

Independent: No.

Other directorships: Chairman of the board of directors of YPF Digital S.A.U.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Martín joined YPF S.A. in 1997, developing his career in different areas and roles of our Downstream business, as Process Engineer, Production Manager, CMASS Manager, Industrial Complex Manager, Manager of Planning and Technical Development. Since June 2017, he has served as Logistics Executive Manager. Between May 2020 and August 2022, he was our Downstream Vice President. Between September 2022 and February 2023, he served as our Services Vice President. He also served as our Digital Technologies and Transversal Solutions Vice President from February 2023 to December 2023. Since December 2023, he serves as our Downstream Executive Vice president.

Education: He holds a degree in Industrial Engineering from the Universidad Nacional de Cuyo, with several specialization programs from IAE Business School and an MBA from the UCEMA.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

María Martina Azcurra

Born: March 5, 1971.

Current position: Alternate Director of the Board and Executive B2B Manager (Commercialization) of YPF S.A.

Independent: No.

Other directorships: Member of the board of directors of Profertil and Mega.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mrs. Azcurra joined YPF S.A. in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. From 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control. Between 2010 and 2017, she took on different managing positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for the Downstream Vice Presidency. As of 2020, she took up commercial positions again as Executive Chemical Manager. Since January 2024, she is our Executive B2B Manager within our Downstream Vice Presidency.

Education: A Public Accounting and a Business Administration degrees from the Universidad de Buenos Aires and a master’s degree in business management from the Universidad del Salvador.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Guillermo Gustavo Koenig

Born: April 18, 1966.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Mr. Koenig served as financial director of Casino Magic Neuquén S.A., being responsible for the financial management of the company and the coordination of areas such as internal audit, purchasing, administration and accounting. He was financial advisor of Argentina Gaming Group S.A. (“AGG”). He was financial director of Crown Casinos S.A., coordinating the accounting team, preparing monthly and annual balance sheets. He was administration and finance manager of Bacs S.A. He was also president of Mercado de Concentración de la Provincia de Neuquén S.A. until December 2023. Since December 10, 2023 he is the Minister of Economy, Production and Industry of the Neuquén Province.

Education: Certified Public accountant degree from the Universidad Nacional del Comahue.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Carla Antonela Matarese

Born: October 31, 1979.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: Between 2005 and 2007, Mrs. Matarese worked at the Ministry of Production of the Chubut Province, as Advisor in the Management of Financial Programs and Special Projects and as Director of Development Promotion. Between 2007 and 2009, she worked as Undersecretary of Resources in the Comodoro Rivadavia Municipality and as Secretary of Finance and Management Control. She was Government Advisor in Organizational Strategic Management in the Government of the Chubut Province between 2011 and 2013. In 2018, she worked as a consultant for the design and communication of the Government Plan for the municipal political campaign. During 2021, she worked as an external consultant in administrative management with trade union health schemes of the Puerto Madryn City, as well as internal consultant in the Sociedad Cooperativa Popular Limitada in strategic planning and organizational management. Since December 2023, she is working as Government Advisor in the Cabinet Coordination of the Chubut Province, in charge of the design of the Government Management System.

Education: She holds a degree in Banking and Financial Companies from Universidad Argentina de la Empresa (“UADE”).

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Hugo Eduardo Rodríguez

Born: December 5, 1962.

Current position: Alternate Director of the Board.

Independent: Yes.

Other directorships: None.

Shares in YPF: None.

Experience: He has experience in the oil and gas industry, having managed national and international oil services companies. He has worked as head of logistics and warehousing between 1986 and 1988, head of personnel and head of human resources between 1993 and 1997 in Parker Drilling Services Americas S.R.L. and Rowan Drilling Argentina Inc. In 1995, he founded MEMCAP S.A., an oilfield and land remediation services supplier. Likewise, in 2011 he founded Brest S.A., a provider of oil field services. In 2014 he founded CODEDCO S.A., digital education schools in Caleta Olivia, Pico Truncado and Las Heras cities. In 2018, he founded Santa Cruz Prevention S.A., a company that provides workwear for the oil industry.

Education: Mechanical technician of Escuela Nacional de Educación Técnica N°2 (Rosario, Province of Santa Fe).

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Pamela Fernanda Verasay

Born: April 26, 1980.

Current position: Alternate Director of the Board.

Independent: No.

Other directorships: None.

Shares in YPF: None.

Experience: Ms. Verasay has served from December 2015 to December 2021 as National Senator for the Mendoza Province and serving on the committees of General Legislation; Regional Economies, Social Economy, Micro, Small and Medium Enterprises; National Economy and Investment; Industry and Trade; Mining, Energy and Fuels; Science and Technology, among others. Ms. Verasay served as Chairman of the Argentina-Chile Joint Parliamentary Bicameral Commission. Between 2019 and 2021, Ms. Verasay has served as First Vice President of the Senate of the Nation. From 2021 to date, Ms. Verasay has been a National Deputy for the Mendoza Province and is a member, among others, of the committees of Energy and Fuels, Natural Resources and Conservation of the Human Environment, Labor Legislation, and Finance.

Education: Certified Public Accountant graduated from Universidad Nacional de Cuyo. She has completed a Specialization in the Legal and Economic Structure of Energy Regulation and an interdisciplinary master’s degree in Energy (thesis currently pending), both at the Center for the Study of Energy Regulatory Activity, School of Law of the Universidad de Buenos Aires.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Julio Alejandro Schiantarelli

Born: August 23, 1957.

Current position: Alternate Director of the Board.

Independent: No.

Other directorships: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Schiantarelli joined YPF S.A. in November 1977 at the Reservoir Engineering area. He also served at the Training and Development Area. He was appointed General Secretary of SUPeH Florencio Varela in 1984, reelected until 1992. He held different positions in SUPeH. He was a member of the Arbitration Commission of the General Confederation of Workers of the Argentine Republic (“CGT”), representing SUPeH. Currently, he serves as Deputy Secretary of SUPeH.

Education: He holds a degree in Industrial Relations from the UADE.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Board of Directors’ practices

The information provided below describes the responsibilities of our Board of Directors.

In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to YPF S.A., its shareholders and to third parties for the improper performance of their duties, for violating the law, our by-laws or other regulations, and for any damage caused by willful misconduct, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, applicable regulations, or by shareholders resolution. In such cases, a director’s liability will be determined by reference to the performance of those specific duties so long as the director’s appointment and assignment of duties was approved at a shareholders’ meeting and was registered with the Superintendence of Legal Entities.

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

Any director whose personal interests conflicts with those of YPF S.A. on any matter shall notify the Board of Directors and the Supervisory Committee and abstain from participating and voting on the matter. Otherwise, such director may be held jointly and severally liable to YPF S.A. for the damages caused by his acts and omissions.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution is adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or judicial action is brought to the courts. Any liability of a director to YPF S.A. terminates upon approval of the director’s performance, or by express waiver or settlement by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations. The termination of liability of a director to YPF S.A. will not be effective in case of an involuntary liquidation or bankruptcy process.

As part of its continuing process of improving the corporate governance of YPF S.A., the Board of Directors implements an annual self-assessment.

In that sense, the Board of Directors’ self-assessment covers aspects related to the functioning of the Board of Directors in general, its committees and its members individually.

With the implementation of this process, the functioning of the Board of Directors can be monitored regularly, in order to ensure its efficiency and the fulfillment of its duties, as well as to professionalize its management, among other issues, all of which follow the best corporate governance practices in line with global trends. This is also a requirement of the BYMA Corporate Governance Panel, of which YPF S.A. is a party, the CNV regulations, the NYSE Listing Regulations and is aligned with the Organization for Economic Co-operation and Development (“OECD”), the forum for international cooperation “G20” and other international practices.

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

For information regarding to the Board of Directors roles in cybersecurity see “Item 16K. Cybersecurity”

Compensation of members of our Board of Directors

Argentine General Corporations Law provides that the aggregate annual compensation for any concept paid to the members of the Board of Directors (including those directors acting in an executive capacity) and of the members of the Shareholders’ Surveillance Committee (“Consejo de Vigilancia”), if applicable, including salary and other remuneration for the performance of technical-administrative functions of a permanent nature, with respect to a fiscal year may not exceed 5% of the net income for such year if YPF S.A. is not paying dividends in respect of such net income. If YPF S.A. pays dividends, that percentage is increased proportionally up to 25% of the net income, based on the amount of such dividends. The annual compensation of YPF S.A.’s directors shall be determined in accordance with the prevailing market practice and shall be proposed by the Board of Directors to the ordinary general shareholders’ meeting, for its approval. When one or more directors exercise special commissions or technical administrative functions in a fiscal year where there are reduced profits or no profits, and there is a need to exceed the abovementioned limits, such compensations may only be paid in excess of those limits if expressly agreed by the shareholders’ meeting, for which purpose the matter should be included as a special item on the agenda of such meeting.

The Shareholders’ Surveillance Committee is a control corporate body regulated by the Argentine General Corporations Law, composed of shareholders of a corporation. As of the date of this annual report, YPF S.A. does not have a Shareholders’ Surveillance Committee, since the Argentine General Corporations Law requires us to have a Supervisory Committee, composed of statutory auditors.

For the year ended December 31, 2023, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 11,010 million (US$ 14 million), excluding social security payments made by YPF S.A. as required by law, but including Ps. 875 million (US$ 1 million) in the form of equity compensation plans, pensions, retirement or similar benefits that YPF provides to its Board of Directors and executive officers. All compensations are determined in the currency of legal tender, which is the Argentine peso.

YPF’s performance-based compensation programs include a performance bonus program which is intended to motivate and reward individuals for the annual achievement of business objectives. The program compensated participants in cash based on a measurable and specific set of objectives established by YPF’s Management as well as individual performance results.

Additionally, since 2013, YPF S.A. has implemented a share-based benefit plan, which: (i) encourages key personnel to align their performance with the objectives of YPF S.A.’s strategic plan; (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in the share price; and (iii) assists in the retention of key personnel within YPF S.A. For additional information see Notes 2.b.11) and 37 to the Audited Consolidated Financial Statements and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Executive officers who also perform as members of the Board of Directors can also be entitled to the aforementioned performance bonus program and the share-based benefit plan, which shall be subject to the limitations set forth hereinabove in this Section.

None of the non-employee members of YPF S.A.´s Board of Directors is party to any service contract with us or any our subsidiaries providing for benefits upon termination of their term in office.

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

Audit Committee

The Capital Markets Law, described in “Item 9. The offer and listing” and the CNV Resolution No. 622/2013 require publicly traded corporations to appoint an Audit Committee (“Comité de Auditoría”) composed of at least 3 members of the Board of Directors and which majority of its members must be independent directors. The Audit Committee’s regulations set forth the composition and provisions for the performance of the Audit Committee, according to the applicable law. Executive directors of YPF S.A. are not permitted to sit on the Audit Committee.

See “—Independence of the members of our Board of Directors and Audit Committee”.

As of the date of this annual report, the Audit Committee is composed of the following individuals:

Name	Position	Member since	Term expiration (2)
Mario Eduardo Vázquez (1)	Director – Committee Chair	2023	2024
Omar Gutiérrez	Director	2023	2024
Jimena Hebe Latorre	Director	2024	2024

(1)	Designated as the “Audit Committee Financial Expert” by the Board of Directors, pursuant to the rules and regulations of the SEC.
(2)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2023 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2024. The next Shareholders’ meeting is expected to take place as of April 26, 2024.

Activities of the Audit Committee

Our Audit Committee supports the Board of Directors in its oversight duties, such as:

●

Periodically supervises the functioning of the internal control over financial reporting system and the administrative-accounting system, as well as the reliability of the latter, and of the financial information, hydrocarbons reserves information or other relevant information communicated to the CNV and the markets, in compliance with the applicable information regime.

●	Gives its opinion regarding the proposal of the Board of Directors for the appointment of the external auditor of YPF S.A. and oversees its independence.
●	Supervises the application of policies regarding information on risk management of YPF S.A.
●	Provides the market with complete information regarding transactions in which there is a conflict of interests with members of the corporate bodies or controlling shareholders.
●	Opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators of YPF S.A.
●	Verifies compliance with applicable regulations for matters related to behavior in the stock markets.
●	Ensures that our Code of Ethics complies with the legal requirements and is adequate for YPF S.A.

Meetings

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From April 12, 2023 to April 25, 2024, the Audit Committee held 13 formal meetings.

Economic and financial information

Using the assessment of the Chief Financial Officer (“CFO”) and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements (for statutory, legal and regulatory purposes filed with CNV) before they are submitted to the Board of Directors. The Audit Committee reviewed our Consolidated Financial Statements as of and for the year ended December 31, 2023 and comparative information included in this annual report and our report on Form 6-K furnished to the SEC on March 14, 2024.

Oversight of the internal control system

Our internal control over financial reporting system is aligned with the requirements established by Section 404 of the Sarbanes-Oxley Act. These regulations provide, among other requirements that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

Relations with the internal auditor

The Audit Committee oversees the progress of our annual internal audit, which is aimed at identifying critical risks, to supervise our internal control over financial reporting system and ensure that they are sufficient, appropriate and efficient.

Throughout the year, the Audit Committee is kept informed by our internal auditor of the most relevant facts and recommendations arising out of its work and the status of the recommendations issued.

Relations with the external auditor

The Audit Committee interacts closely with the external auditor, allowing them to make a detailed analysis of the relevant aspects of the audit of our Consolidated Financial Statements and to obtain detailed information on the planning and progress of the work.

The Audit Committee also evaluates the services provided by our external auditor, determines whether the conditions for independence of the external auditor, as required by applicable law, are met and monitors the performance of the external auditor to ensure that it is satisfactory.

As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditor of the Consolidated Financial Statements for the year ended December 31, 2024.

Legal and Institutional Affairs Committee

In April 2016, the Board of Directors created the Compliance Committee, and changed its name in 2018 to Legal and Institutional Affairs Committee. Among its main functions, this Committee is responsible for the supervision of management and analysis of the litigation strategy of the main pre-trial, arbitral and judicial disputes where YPF S.A. is a party, among other matters.

As of the date of this annual report, the Legal and Institutional Affairs Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Horacio Daniel Marín	Chairman of the Board of Directors – Committee Chair	2023	2024
Omar Gutiérrez	Director	2023	2024
José Rolandi	Director	2023	2024
Nicolás José Posse	Director	2023	2024

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2023 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2024. The next Shareholders’ meeting is expected to take place as of April 26, 2024.

Risk and Sustainability Committee

In April 2016, the Board of Directors created the Risk and Sustainability Committee to establish comprehensive management policies for business risks and to monitor their adequate implementation; to identify and evaluate risk factors that are specific to YPF S.A. and/or its activity; and to monitor risks and implement corresponding mitigation actions, among other functions.

As of the date of this annual report, the Risk and Sustainability Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Jimena Hebe Latorre	Director – Committee Chair	2024	2024
Horacio Oscar Forchiassin	Director	2020	2024
Omar Gutiérrez	Director	2023	2024

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2023 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2024. The next Shareholders’ meeting is expected to take place as of April 26, 2024.

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

As of the date of this annual report, the Strategy and Transformation Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Horacio Daniel Marín	Chairman of the Board of Directors – Committee Chair	2023	2024
Mario Eduardo Vázquez	Member – Chair of the Audit Committee	2023	2024
Horacio Oscar Forchiassin	Member – Chair of the Compensation and Nomination Committee	2020	2024
Jimena Hebe Latorre	Member – Chair of Risk and Sustainability Committee	2024	2024
Nicolás José Posse	Member – Director for Class A Shares	2023	2024

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2023 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2024 The next Shareholders’ meeting is expected to take place as of April 26, 2024.

Compensation and Nomination Committee

The Compensation and Nomination Committee shall be involved in the review and approval of general policies regulating compensation and benefits, and talent management, in order to ensure recruitment, development, commitment and retention of YPF S.A.’s human talent. In particular, it is responsible for decisions regarding compensation and the appointment of the CEO and senior management and other personnel, including the positions of the internal auditor and reserves auditor, submitting such decisions to the approval of YPF S.A.’s Board of Directors and/or shareholders’ meeting, if so required by applicable regulations.

As of the date of this annual report, the Compensation and Nomination Committee is composed of the following members:

Name	Position	Member since	Term expiration (1)
Horacio Oscar Forchiassin	Committee Chair – Directors	2020	2024
Horacio Daniel Marín	Member - Chairman of the Board of Directors - CEO	2023	2024
José Rolandi	Member – Director	2023	2024
Mario Eduardo Vázquez	Member – Director	2023	2024
Nicolás José Posse	Member – Director	2023	2024

(1)

Directors have been appointed to serve for 1 fiscal year which ended on December 31, 2023 but remain in office until the next Shareholders’ meeting appoints the Board of Directors for fiscal year ending December 31, 2024. The next Shareholders’ meeting is expected to take place as of April 26, 2024.

The majority of the members of the Compensation and Nomination Committee are independent. For further information see “—Compliance with the NYSE Listing Standards on Corporate Governance”.

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
●

Direct, establish and maintain an internal control over financial reporting system that is adequate and efficient in order to ensure that our financial statements included in annual and quarterly reports as well as any accounting and financial information to be approved and filed by us is accurate, reliable and clear.

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

●	Formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

●	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded.
●	Interim financial reports.
●	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders.
●	General communications to shareholders.
●	Presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee is composed of the following members (see “—Senior Management”):

Name	Position	Member since (1)
Horacio Daniel Marín	CEO	2024
Federico Barroetaveña	CFO and President of the Disclosure Committee	2023
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee	2015
Mauricio Alejandro Martín	Downstream Executive Vice President	2023
Matías Osvaldo Farina	Upstream Executive Vice President	2023
Santiago Martínez Tanoira	Gas and Power Executive Vice President	2020
Maximiliano Pedro Westen	Strategy, New Businesses and Controlling Vice President	2023
Walter Ariel Actis	Supply Chain and Services Vice President	2023
Gustavo María Gallino	Infrastructure Vice President	2023
Guillermo Andrés Pitrelli	Quality, Environment and Safety Vice President	2023
Alejandro Luis Wyss	Technology Vice President	2023
Guillermo Garat	Corporate Affairs, Communication and Marketing Vice President	2023
Lisandro Deleonardis	Public Affairs Vice President	2023
Florencia Tiscornia	People and Culture Vice President	2021
Marcelo Gustavo Aldeco	Labor Relations Vice President	2023
Javier Horacio Fevre	Internal Auditor	2012
Raúl Alberto Stoeff Belkenoff	Reserves Auditor	2023

(1)	No expiration date of position specified when appointed.

Outside business interests and experiences of the members of the Disclosure Committee

Federico Barroetaveña

Born: April 17, 1965.

Current position: CFO of YPF S.A.

Other current activities: Member of the board of directors of Instituto Argentino de Ejecutivos de Finanzas (“IAEF”).

Shares in YPF: None.

Experience: Mr. Barroetaveña joined the Techint Group in 1985 and held different positions in Mexico, United States and Argentina, which gave him a vast experience in finance, business development and accounting areas. He served as CFO at Techint Engineering and Construction S.A. between 2017 and 2023 in charge of administration, finance and systems. Before that, he served as Finance Director at Tenaris S.A., contributing actively to the financial strategies that supported the company’s global operations, mergers and acquisitions for 10 years. Since December 2023, he serves as our CFO.

Education: He is a Certified Public Accountant graduated in 1987 from Universidad de Buenos Aires and completed his executive education at Harvard Business School and Wharton.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Germán Fernández Lahore

Born: September 19, 1968.

Current position: Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Fernández Lahore has been our Legal Affairs Corporate Vice President since December 2015. Prior to joining YPF, Mr. Fernández Lahore served as an attorney at Estudio Beccar Varela, and as foreign associate at Haynes and Boone, LLP in Dallas, Texas. He joined our company in 2002 and served as our E&P Legal Affairs Manager and Upstream Legal Affairs Director. He is a professor of law at Universidad Torcuato Di Tella for the Law and Energy (Hydrocarbons) program, and at Universidad Austral for the Diploma in Hydrocarbons and Energy Law program. He is a member of the Academic Council of the Argentine Journal of Energy, Hydrocarbons and Mining Law (“Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería” (RADEHM)). His areas of expertise include corporate law, M&A, energy law, oil and gas law, mining law and natural resources taxation and financing.

Education: He earned a Law degree from Universidad de Buenos Aires, participated in the Academy for American and International Law, Southwestern Legal Foundation, Dallas, Texas and obtained a diploma in Oil and Gas Law from Universidad de Buenos Aires. As Chevening scholar, he earned a master’s degree in natural resources, law and policy from the Centre for Energy, Petroleum and Mineral Law and Policy (University of Dundee, Scotland, United Kingdom). He also earned a postgraduate degree in Tax Law from Universidad Austral and completed the Management Development Program at IAE Business School.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Matías Osvaldo Farina

Born: February 16, 1973.

Current position: Upstream Executive Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: None.

Experience: He began his career in Tecpetrol S.A in 1997 as Co-Man of Drilling and Completion in Neuquén, Mendoza, Tartagal, Comodoro Rivadavia and in Bolivia and has developed his career as Corporate Manager, Director and Vice President of Drilling, Completion, Workover and Pulling in Tecpetrol S.A. between December 2008 and December 2023. Since December 2023, he serves as our Upstream Executive Vice President.

Education: He is a petroleum engineer graduated from the ITBA and holds a master´s degree of Engineering from Texas A&M University.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Maximiliano Pedro Westen

Born: January 31, 1979.

Current position: Strategy, New Businesses and Controlling Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: He worked for 10 years in Tecpetrol S.A. in different roles in business development and corporate planning in Argentina and United States. Between 2020 and 2022 he held the role of Corporate Strategy Manager at YPF S.A. He served as Executive Manager of the LNG project in the Vice Presidency of Gas and Power at YPF S.A. in 2023. Since December 2023, he serves as our Strategy, New Businesses and Controlling Vice President.

Education: He is an industrial engineer, graduated from the Universidad of Buenos Aires.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Walter Ariel Actis

Born: December 7, 1973.

Current position: Supply Chain and Services Vice President of YPF S.A.

Other current activities: Chairman of the board of directors of AESA and Y-TEC.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: He started his career in the YPF Group as CEO of AESA between September 2018 and December 2020. Between 2021 and 2022 he served as Manager of the Supply Chain Department. He began his professional career at Schlumberger where he occupied different roles as Operations Manager for Argentina and Chile, for Colombia, Peru and Ecuador, he was Drilling & Measurement Personnel Manager in Houston, Vice President of Artificial Lift for Latin America, General Manager for Argentina, Bolivia and Chile and Commercial Director of Drilling. He served as Executive Manager of Critical Projects reporting to the CEO of YPF S.A. during 2023. Since December 2023, he serves as our Supply Chain and Services Vice President.

Education: He is an electronic engineer graduated from the Universidad Nacional de Córdoba.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Gustavo María Gallino

Born: August 10, 1959.

Current position: Infrastructure Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: None.

Experience: Mr. Gallino has more than 40 years of experience in the engineering and construction oil and gas industry and energy projects. He began his professional career in Grupo Perez Companc, as Vice President of SADE, Venezuela Business Unit. He joined Techint Engineering and Construction S.A. in 2001 as General Manager in Venezuela, in 2004 he was in charge of the Commercial Department for South America. Between 2008 and 2016 he was General Manager of the Northern Area of Techint Engineering and Construction S.A. in charge of operations in Mexico, United States and Central America. He served as General Director of the Southern Area of Techint Engineering and Construction S.A. in Argentina, Uruguay, Bolivia and Paraguay between March 2016 and December 2023. Since December 2023, he serves as our Infrastructure Vice President.

Education: He is a construction engineer and civil engineer graduated from the Universidad Nacional de La Plata.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Guillermo Andrés Pitrelli

Born: June 5, 1977.

Current position: Quality, Environment and Safety Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: He joined YPF S.A. in 2002 and developed his career in different areas and roles in the Upstream segment, as Reservoir Engineer and Production Engineer in El Guadal and Los Perales blocks, Production Engineer Chief in Los Perales block, as Asset Manager in the Manantiales Behr block, Director of the Economic Unit Chubut and Business Unit Chubut, North Mendoza Business Manager and Upstream Production Executive Manager. He served as Regional Manager in the west region in the Conventional Upstream Vice Presidency from July 2020 to December 2023. Since December 2023, he serves as our Quality, Environment and Safety Vice President.

Education: He is a mechanical engineer graduated from Universidad Nacional de La Plata.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Alejandro Luis Wyss

Born: June 20, 1968.

Current position: Technology Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: None.

Experience: He has vast experience in the information technology sector, holding management positions in the last 20 years in high complexity technologies companies. He began his professional career in 1990 at Banelco S.A. in the ATM and electronic payments business unit. In 1995 he joined Red Link S.A., where he became Systems Manager in 2000, leading the digital transformation of large-scale systems and overseeing the development and expansion of the ATM infrastructure, online banking, check clearing and transfers for the whole country. He held the position of Chief Technology Officer at BYMA and Caja de Valores S.A. from 2007 to 2022. Since December 2023, he serves as our Technology Vice President.

Education: He holds a degree in Computer Systems from the School of Engineering of the Universidad de Buenos Aires and attended courses in Business Administration at the School of Economics of the same university.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Guillermo Garat

Born: March 8, 1978.

Current position: Corporate Affairs, Communication and Marketing Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: None.

Experience: He worked at the daily business newspaper El Cronista Comercial and is a member of the Professional Council of Public Relations. He worked as a producer in different types of media content such as print, radio and television. He specializes in institutional and political communication, working actively in Argentina, Mexico, United Sates, Brazil and other countries. Since 2001 he promoted the setting up of several consulting and polling service companies, as well as founding others related to real estate and the food industry as an entrepreneur. Since December 2023, he serves as our Communication and Marketing Vice President.

Education: He studied Economics at the Universidad Católica Argentina.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Lisandro Deleonardis

Born: April 1, 1974.

Current position: Public Affairs Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: None.

Experience: He began his career in Grupo Techint in 1993 where he held different positions in the field of Institutional Relations for Argentina (Neuquén), Colombia, Ecuador, Peru, Venezuela, Central America, and the Caribbean for the different companies of the group. He served as senior Director of Institutional Relations at Oil and Gas, Engineering and Construction and Services for Techint S.A. between 2017 and 2023, being responsible for institutional and governmental relations of Tecpetrol S.A., Techint Engineering and Construction S.A. and service companies. He was a member of the board of directors of the Cámara de Exportadores de la República Argentina (Chamber of Exporters of the Argentine Republic); the Unión Industrial of the Buenos Aires Province; Argentine-Chinese Chamber of Commerce; Vice President of the Argentine-Mexican Chamber of Commerce. He is also Chairman of the International Relations Department of the Cámara Argentina de la Construcción (Argentine Chamber of Construction); and the Cámara de Exploración y Producción de Hidrocarburos (Chamber of Exploration and Production of Hydrocarbons). Since December 2023, serves as our Public Affairs Vice President.

Education: He holds a degree in International Trade from UADE and International Business Negotiations from, Florida International University in Miami, USA.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Florencia Tiscornia

Born: May 28, 1974.

Current position: People and Culture Vice President of YPF S.A.

Other current activities: Member of the board of directors of Metrogas.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mrs. Tiscornia is a professor of talent and leadership at ESEADE, Belgrano and UCEMA universities. She has an extensive HR experience acquired in various industries, including IT, financial services, consumer goods and oil & gas. She joined YPF in 2012 and from that year to 2013, she was Head of Talent Management, and HR Organization, Compensation and Processes Manager between 2013 and 2020. She managed the Human Resource Expertise Center Department between 2017 and 2020. She served as HR Executive Manager in the Downstream business since July 2020. In 2021, she was appointed a member of the Diversity Committee of YPF. Since July 2021, he serves as our People and Culture Vice President.

Education: She holds a bachelor’s degree in economics from the Universidad del Salvador, a postgraduate degree in leadership and coaching from Universidad de Belgrano, and an MBA from UCEMA.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Marcelo Gustavo Aldeco

Born: November 23, 1975.

Current position: Labor Relations Vice President of YPF S.A.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: He served as Manager of the Labor Relations Department for the entire YPF group from October 2017 to December 2023. Previously, he held different roles within the Labor Relations in the Upstream segment. Since December 2023, serves as our Labor Relations Vice President.

Education: He is a lawyer graduated from the Universidad de Buenos Aires and holds a master’s degree in labor law and social security from the Universidad de Valencia.

Family relations: No family relations to other members of senior management or members of the Board of Directors.

Javier Horacio Fevre

Born: May 24, 1965.

Current position: Internal Auditor of YPF S.A.

Other current activities: None.

Shares in YPF: None.

Experience: He has held several positions throughout his career, including Auditor for the General Auditor Office, Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller, Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. Since September, 2012, he serves as our Internal Auditor.

Education: Certified public accountant from UADE.

Family relations: No family relations to members of senior management or members of the Board of Directors.

Raúl Alberto Stoeff Belkenoff

Born: July 18, 1964.

Current position: Reserves Auditor of YPF S.A.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Mr. Belkenoff joined YPF in 1998 as IOR Regional Coordinator. He then served as Head of Engineering at Las Heras in the Santa Cruz Province. He has held various positions in our Upstream business including Head of the Escalante-El Trébol District, Head of Planning, Manager of Lomita block and Head of Reserves for the Neuquina and Cuyana basins. He joined the Reserves Audit team in 2009 as Manager of the Audit team of various blocks. Since January 2023, he serves as our Reserves Auditor.

Education: Electrical Engineer graduated from Universidad Nacional de La Plata. He holds a master’s degree in business management from Escuela Internacional de Negocios and pursued the Executive Development Program at IAE Business School.

Family relations: No family relations to members of senior management or members of the Board of Directors.

Senior Management

At its meeting held on February 3, 2023, YPF’s Board of Directors decided the reconversion of the Vice Presidency of Services, headed by Mauricio Martín, into the Vice Presidency of Digital Technologies and Transversal Solutions, incorporating the functions of Digital Technologies within its tasks, and the dissolution of the Vice Presidency of Digital Technologies.

Additionally, at its meeting held on May 10, 2023, the Company’s Board of Directors resolved to appoint Maria Fernanda Raggio as Vice President of Conventional Upstream replacing Gustavo Astié as of May 12, 2023.

On November 29, 2023, the Company informed that Mr. Santiago Álvarez would no longer serve as Corporate Affairs, Communications and Marketing Vice President, as of December 1, 2023. Additionally, it was informed that Alejandro Lew would no longer serve as CFO as of December 1, 2023. At the same meeting, the Board of Directors appointed Pedro Kearney as CFO on an interim basis until a permanent appointment is made. Finally, it was informed that Gustavo Medele would no longer serve as Sustainability and Operational Excellence Vice President as of December 7, 2023.

As of the date of this annual report, our Senior Management is composed of the following members:

Name	Position (3)	Since (2)
Horacio Daniel Marín	CEO	January, 2024
Federico Barroetaveña	CFO	December, 2023
Mauricio Alejandro Martín (1)	Downstream Executive Vice President	December, 2023
Santiago Martínez Tanoira (1)	Gas and Power Executive Vice President	May, 2020
Matías Osvaldo Farina	Upstream Executive Vice President	December, 2023
Maximiliano Pedro Westen (1)	Strategy, New Businesses and Controlling Vice President	December, 2023
Walter Ariel Actis (1)	Supply Chain and Services Vice President	December, 2023
Gustavo María Gallino	Infrastructure Vice President	December, 2023
Guillermo Andrés Pitrelli (1)	Quality, Environment and Safety Vice President	December, 2023
Alejandro Luis Wyss	Technology Vice President	December, 2023
Germán Fernández Lahore (1)	Legal Affairs Corporate Vice President	December, 2015
Guillermo Garat	Corporate Affairs, Communication and Marketing Vice President	December, 2023
Lisandro Deleonardis	Public Affairs Vice President	December, 2023
Florencia Tiscornia (1)	People and Culture Vice President	July, 2021
Marcelo Gustavo Aldeco (1)	Labor Relations Vice President	December, 2023

(1)	As of April 10, 2024, these individuals owned less than one percent of our Class D shares.
(2)	Indicates when the person has been appointed, as applicable, for the first time continuously. No expiration date of position specified when appointed.
(3)	This organizational structure was approved by the Board of Directors, at its meeting held on December 14, 2023. All first level senior management report to the CEO.

Independence of the members of our Board of Directors and Audit Committee

The following description of the CNV regulations were taken into account in order to assess each director’s independence. In that sense, a director is considered independent if the main material relationship of such director with YPF S.A. is being a member of its Board of Directors. A director is not considered independent when such director:

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
(v)

Directly or indirectly habitually sells or provides goods or services (other than those set forth in (iii) above) of relevant nature and volume to the issuer or to any of its shareholders who has a direct or indirect “significant participation” in the issuer for an amount substantially exceeding his remuneration as a member of the board of directors (this prohibition extends through the preceding three-year period to the director’s appointment).

(vi)

Has been a director, manager or executive officer of non-profit organizations which have received contributions in excess of those set forth in Article 12, item l) of the UIF Resolution No. 30/2011 (as amended) from the issuer, its controlling shareholder, and any other member of the issuer’s corporate group or from the executive officers of any of them.

(vii)

Receives any payments, including those derived from the director’s participation in stock option plans, from the issuer or any company of its corporate group (other than those received in consideration of his performance as a director, with the exception of dividends perceived pursuant to item (iv) or payments pursuant to item (v) above).

(viii)

Has been a director of the issuer, its controlling shareholder or any other member of the issuer’s corporate group for more than 10 years, provided that the director will be deemed independent following a three-year period after he ceased to hold any such position.

(ix)

Is the spouse or legally recognized partner or family member (up to second grade of affinity or up to third grade of consanguinity) of persons who, if they were members of the board of directors, would not be deemed independent.

In case that, following the director’s appointment, such director became subject to any of the restrictions in items (i) through (ix) above, such director shall be required to disclose this circumstance to the issuer immediately, who in turn shall be required to disclose it to the CNV and to the stock exchanges on which the issuer’s stock is listed, immediately after its occurrence or after being noticed. The directors and members of the Supervisory Committee appointed by the government are deemed independent.

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

As of the date of this annual report, Directors Nicolás José Posse, Mario Eduardo Vázquez, Omar Gutiérrez, Horacio Oscar Forchiassin, Jimena Hebe Latorre and María de los Ángeles Roveda, and Alternate Directors Guillermo Alberto Francos, Guillermo Gustavo Koenig, Carla Antonela Matarese and Hugo Eduardo Rodríguez, qualified as independent members of our Board of Directors under the criteria described above.

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

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards:

●

Independence of the members of the Board of Directors: In accordance with the NYSE corporate governance rules, a majority of the board of directors of U.S. companies listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. The relevant Argentine rules for determining director independence are described under “—Independence of the members of our Board of Directors and Audit Committee”. The majority of the members of our Board of Directors are independent according to the CNV regulations.

●

Compensation and Nomination Committee: In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee, and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory, but are recommended by the CNV General Resolution No. 622/2013. YPF S.A. follows the CNV’s recommendation and has a Compensation and Nomination Committee established by our Board of Directors under the option provided in Article 17 clause (xii) of YPF S.A.’s by-laws, and 3 out of 5 members of the Compensation and Nomination Committee are independent. Also, the NYSE rules require that, with limited exemptions, all equity compensation plans be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the Board of Directors.

●

Separate meetings for non-management directors: In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of its executive directors. Under Argentine law, this practice is not required and as such, the independent directors of our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, which is comprised of independent directors.

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

The by-laws provide for a Supervisory Committee composed of three to five members and three to five alternate members, as determined by the shareholders’ meeting, that are elected for one-fiscal year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is different from that of the Audit Committee. See “—Management of the Company—Board of Directors’ Committees— Audit Committee”. In 2023, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 65.2 million.

As of the date of this annual report, the Supervisory Committee is composed of the following members:

Name	Class of shares represented	Independence	Member since	Term expiration (1)
Enrique Alfredo Fila	A	Independent	2023	2024

Vivian Haydee Stenghele	D	Independent	2023	2024

Raquel Inés Orozco	D	Independent	2017	2024

Gustavo Alberto Macagno (alternate member)	D	Independent	2023	2024

Silvia Alejandra Rodríguez (alternate member)	D	Independent	2023	2024

(1)

Members of our Supervisory Committee are appointed each fiscal year. Our shareholders, in the General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2023, appointed the members of our Supervisory Committee for fiscal year 2023.

On December 14, 2023 the Company informed that Mr. Horacio Kunstler resigned as member of the Supervisory Committee for Class A shares, and as resolved by the Shareholders’ Meeting of April 28, 2023, Mr. Enrique Alfredo Fila will replace him until the election of new members by the Shareholders’ Meeting.

Enrique Alfredo Fila

Born: April 5, 1959.

Position: Regular member of the Supervisory Committee of YPF S.A.

Shares in YPF: None.

Experience: Mr. Fila was a member of the La Plata City Council. He also acted as consultant for the Federal Ministry of Social Development during 2008 and 2009. He was a member of the Supervisory Committee of YPF between June 2012 and April 2016 and was an alternate member from April 2021 to December 2023. At present, he is Statutory Auditor at the Control Management, Institutional Sector, SIGEN. He is a regular member of the Supervisory Committee of YPF since December 2023.

Education: Certified Public Accountant from the Universidad de La Plata

Family relations: No family relations to members of senior management or members of the Board of Directors.

Vivian Haydee Stenghele

Born: July 10, 1969.

Position: Regular member of the Supervisory Committee of YPF S.A.

Shares in YPF: None.

Experience: She is an officer of the Sindicatura General de la Nación (“SIGEN”) since 2010; specialized in the auditing of companies, corporations and entities (YPF S.A., Banco Macro S.A., Banco Hipotecario S.A., Nación Factoring S.A., Nucleoeléctrica Argentina S.A., Integración Energética Argentina S.A., Consultatio, S.A. San Miguel, Consultatio, IMPSA S.A., Transapelt S.A.U., Ingeniería y Computación SAU, Intercargo S.A.U., Radio y Televisión S.E., Tandanor S.A.C.I. y N., Banco de Inversión y Comercio Exterior S.A., EDENOR S.A., Fabricaciones Militares S.E.). She worked at the Banco Hipotecario S.A., as Manager of the Operations area and as Internal Audit Department leader between 1995 and 2008. She is a regular member of the Supervisory Committee of YPF since December 2023.

Education: Certified Public Accountant from the Universidad de Buenos Aires.

Family relations: No family relations to members of senior management or members of the Board of Directors.

Raquel Inés Orozco

Born: January 30, 1956.

Position: Regular member of the Supervisory Committee of YPF S.A.

Shares in YPF: None.

Experience: Currently, Ms. Orozco is a member of the Supervisory Committees of YPF Gas S.A., Fondo de Capital Social S.A. and LT10 Radio Universidad del Litoral S.A. She is a regular statutory auditor Nación Servicios S.A. She is alternate member of the Supervisory Committee of Compañía Inversora en Transmisión Eléctrica S.A., Compañía Inversora en Transmisión Eléctrica S.A. (CITELEC S.A.), EDUCAR S.A., Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (TRANSBA), IMPSA, Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A. and Corporación Antiguo Puerto Nuevo S.A. She is a regular member of the Supervisory Committee of YPF since April 2017.

Education: Lawyer from the Universidad de Buenos Aires and she is specialized in corporate governance, social responsibility and social balance.

Family relations: No family relations to members of senior management or members of the Board of Directors.

Gustavo Alberto Macagno

Born: November 22, 1953.

Position: Alternate member of the Supervisory Committee of YPF S.A.

Shares in YPF: None.

Experience: He is an officer of the SIGEN since 1993, and previously of the Sindicatura de Empresas Públicas. At SIGEN, among other functions, he was in charge of supervising the control and internal audit units in different areas of the Argentine government (AFIP, ANSES, Agriculture, Livestock and Fisheries, Industry and Commerce, Public Works, Science and Technology, Tourism, Atomic Energy, Defense, etc.) and currently serves as member of the Supervisory Committee in different companies. He is an active member of the Internal Audit and Corporate Governance Committee of the Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires and member of the Instituto de Auditores Internos de Argentina (“IAIA”) and ISACA (Information Systems Audit and Control Association), former member of the Professional Certification Board (former Board of Regents) of the IIA (Institute of Internal Auditors), where he also reviewed the internal audit programs of the European Community and countries such as Japan, Australia, Great Britain, France and Germany. He was professor of information systems at the Universidad de Buenos Aires, Universidad de Belgrano and at UADE. He has lectured several courses on government auditing in our country and abroad. He worked in the private sector as a consultant in information systems, mainly banking, both in the country and abroad, and also in the areas of Foreign Trade Manager and Financial Manager. He is an alternate member of the Supervisory Committee of YPF since December 2023.

Education: Certified Public Accountant and a Business Administrator from the Universidad de Buenos Aires with certifications from CIA (Certified Internal Auditor), CGAP (Certified Government Auditing Professional), CRMA (Certified Risk Management Assurance), CISA (Certified Information System Auditor).

Family relations: No family relations to members of senior management or members of the Board of Directors.

Silvia Alejandra Rodríguez

Born: December 15, 1972.

Position: Alternate member of the Supervisory Committee of YPF S.A.

Shares in YPF: None.

Experience: Since 2001 she worked in the Legal Affairs Department of the SIGEN until 2005; in the Ministry of Justice of the Nation from May 2005 to September 2009, and from October 2009 to the present time in the SIGEN in different assignments. Currently, she is an regular statutory auditor of Playas Ferroviarias de Buenos Aires S.A. and as alternate statutory auditor in Nación Bursátil S.A. and in Papel Prensa S.A.I.C.F. She is an alternate member of the Supervisory Committee of YPF since December 2023.

Education: Lawyer from the Universidad Nacional de Buenos Aires.

Family relations: No family relations to members of senior management or members of the Board of Directors.

Our people

Diversity, equality and integration

We know diversity not only contributes to create a more representative workforce but also to build a more innovative, successful, and profitable company.

Since 2017, we have a Diversity Committee sponsored by five of the Company’s Vice Presidents, which was created to ensure transparency and representation of diverse voices and opinions in order to promote a comprehensive focus.

Our strategy is based on three pillars:

(i)	Diversity: To promote equal opportunities throughout YPF and its value chain.
(ii)	Equality: To remove barriers related to admission, participation, development, compensation, and recognition that hinder equity and equal opportunities.
(iii)	Integration: To promote further participation of minorities to boost the sense of belonging, innovation, and results.

We also extend our best practices to supplier companies, contractors and unions with the aim of developing joint actions to promote diversity, equity and integration.

Gender equity and diversity

Gender equity and diversity are core values in our CDEyC. We have a Diversity & Inclusion Policy, a Workplace Free of Abuse and Harassment Policy as additional annexes to our CDEyC, a Behavior Manual, an Equal Opportunities Protocol, and a Gender Identity Transition Protocol. Additionally, there is a Domestic Violence Sub-Committee with referential staff from different areas of the Company and one of the goals is to accompany people in our Company that are going through this type of situation.

Diversity and gender equity perspective is integrated into the processes of recruitment, mobility, young professionals and internship admissions, talent review, succession plans and salary gap review. We annually define participation goals for women in leadership positions, hiring new professionals and implementing internships.

In 2017, YPF launched its Gender Equality Plan, when the percentage of leadership positions held by women was 11.9%. As a result of our actions, this percentage raised to 19.8% by the end of 2023.

We support the Women’s Empowerment Principles (“WEPs”) from the UN Women (a United Nations ‘organization for women) and the United Nations Global Compact. Additionally, we are members of the IAPG Diversity, Equity and Inclusion Commission (“DEI”).

We are part of the UN Women, International Labor Organization (“ILO”), and the European Union Win-Win: Gender Equality Means Good Business Program.

During 2023, we joined the Target Gender Equality Program, an accelerator program for companies adhering to the United Nations Global Compact. YPF was evaluated with WEP Gender Business Tool, obtaining a rating of 82.0%, which recognizes us as a leading company in gender practices.

In order to accelerate gender equality in our Company, we created the YPF Women’s Network. This program defines initiatives and goals aligned with our Company’s gender equality strategy, collaborates to impact in the different areas of our Company and works as a facilitator to create a connective context.

We have continued with “Life”, our female leadership program. Modules on diversity and gender equality are included in the Company’s leadership programs. Diversity and gender equity perspectives are integrated into communications for leaders.

We carry out communication campaigns, workshops, and open talks to raise awareness about gender, diversity, self-development, co-responsibility, good treatment, unconscious bias, equal opportunities, and non-discrimination. We also developed a language guide with gender empathy.

Since 2020, we launched communication campaigns for 8M (International Women’s Day) to celebrate our achievements related to gender equality and to ponder on the challenges that lie ahead and for 25N (International Day for the Elimination of Violence against Women), to raise awareness about gender-based violence and call for action to eradicate it, through building alliances.

Diversity continues to be a strategic value in our Company, and we continue to communicate our action plan results to different groups of interest through our Sustainability Report.

Employability and inclusion programs

Since 2016, we have been developing employability programs that reach different social groups in situations of vulnerability, such as people with physical and intellectual disabilities, individuals between 18 and 24 years of age from adverse social environments.

Additionally, since 2021 we have been developing an employability program for unemployed people with technical skills, focusing on women, in which 49 women and 37 men took part during 2023.

We continue with our employability program launched in 2022, for unemployed women under 25 and over 45 years of age who are trained as cloud computing assistants as a result of the “+Diversidad” initiative.

All of our aforementioned programs, carried out with the support of the National Ministry of Labor, have a federal scope and provide their participants with certifications that strengthen their profiles and facilitate their incorporation into the formal labor market.

Attraction, retention and development

In 2023 we worked on the development of leadership, through individual initiative, and the support of our leaders in their roles. A new style of transformative, agile and empathic leadership was launched. We review our leadership programs and look for new proposals of an innovative nature, focused on training, mentoring and mobility plans and “shadowing” techniques (based on observation and work positions exchanges). We continued our Executive Leadership Program, together with the University of San Andrés. We also offer our management some programs for development of negotiations and strategic decisions skills carried out with recognized institutions. To permeate the organization with our new style of leadership, we held several meetings with the participation of approximately 1,250 leaders. In addition, leaders and managers applied to the 360° feedback tool, enabling them to receive feedback from different individuals to whom they share daily work.

In 2023, we worked on developing actions to ensure critical capabilities for the business, with emphasis on transversal skills such as agility, data, innovation and project management. We organized talent review sessions to assess the profile and potential of our staff, identifying individuals with high technical value, potential successors for key roles, and defining tailored development plans accordingly. On a regular basis, we carry out talent mapping in order to identify people with the potential to assume more complex leadership positions or specialized positions, and to work on their development and facilitate their transition to those positions. Additionally, special attention was given to a group identified as Critical Talent by the Vice Presidents that implied quarterly follow-ups with the Executive Committee, as well as on individuals identified as successors and key talents.

Nowadays, the digitization and virtualization of content is key. In 2023, 63.1% of the training proposal was carried out remotely (39.3% e-learning and 23.8% virtual). We managed 351,000 hours of training for our staff, with an average of 20 hours of training per person.

Another resource to cover vacancies with internal staff is “job posting”, a practice that continued to consolidate. As a result, 47.1% of the vacant positions in 2023 were filled by internal candidates.

In terms of young employment, we also carried out our Young Trainees Program where we incorporate 104 professionals coming from different universities along Argentina. Likewise, to address the emerging challenges of our strategic business portfolio, we designed and implemented in 2023 a new Young Talent Program aimed at incorporating engineers of various specialties to develop in our infrastructure projects. The first edition included the incorporation of 20 young professionals from various universities and geographical locations in the country.

In order to continue strengthening our position as an employer of choice, we built an organic employer brand strategy that included various actions aimed at positioning and consolidating the Company in the talent market, carrying out initiatives such as presentations and talks at university fairs, conferences and events, sponsorships in different technical spaces.

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

YPF also has a Long-Term Variable Compensation Program, which promotes the retention of executives and key personnel through the granting of Company’s shares. In 2023, 6.1% of the eligible population had a long-term assignment. For more information see “—Management of the Company—Board of Directors—Compensation of members of our Board of Directors” and Note 37 to the Audited Consolidated Financial Statements.

Additionally, YPF have other programs such as YMile Recognition Program, launched in 2022, which seeks to identify and recognize those employees who in their daily activity have contributed in an extraordinary way to creating value and strengthening the culture.

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$30 per common share up to US$60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$16.17 per share, resulting in a weighted average fair value of US$8.75 per PSAR as of the granting date. Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of PSARs that will eventually vest, measured at fair value. The Value Generation Plan was approved by the Compensation and Nomination Committee with the support of a management consulting firm (Mercer) which advised on its design and implementation.

In terms of benefits, the Company has set out to improve the wellness of its workers, through benefits such as medical plan, longer leaves for pregnant and non-pregnant caregivers, a savings and pension plan with co-participation of the Company, fuel discounts, co-financing graduate studies, among others.

Employees

Our total workforce consists of permanent and temporary employees.

The following table provides, for each of the periods indicated, a breakdown of our employees by business segment:

	As of December 31,
Employees by business units	2023	2022	2021
Business segment
Upstream	3,887	3,399	3,276
Downstream	9,437	8,908	8,634
Gas and Power (1)	1,362	1,318	1,411
Central Administration and Others (2)	11,025	9,846	8,000
Total YPF employees	25,711	23,471	21,321
Total permanent employees	21,594	20,224	19,297
Total temporary employees	4,117	3,247	2,024

(1)	Includes 1,098 employees of Metrogas and its subsidiaries.
(2)	Includes 8,799 employees of AESA.

The most significant variation in 2023 included an increase of employees at AESA, our engineering and construction company, by 1,231 employees mainly due to the implementation of new projects.

The following table provides, for each of the periods indicated, a breakdown of our employees by geographic location:

	As of December 31,
Employees by geographic location	2023	2022	2021
Argentina	25,542	23,301	21,151
Rest of South America	169	170	170
Total YPF employees	25,711	23,471	21,321

Labor relations

As of December 31, 2023, 66.6% of our employees were unionized, 34.6% of which were represented by the Federation of Oil Workers Union (“SUPeH”) that negotiates labor agreements and salaries applicable to YPF S.A. and OPESSA unionized employees. The SUPeH is in continuous negotiations with us, and we maintain a good level of communication. In general, requests of labor unions in connection with the oil and gas industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are mainly represented by 16 other unions. As of December 31, 2023, 51.3% of third-party employees (mostly in the Upstream business segment) were represented by 9 unions with whom we directly negotiate labor agreements and salaries. These unions are clustered into 3 groups: (i) Petroleros Privados, which consists mainly of 5 unions; (ii) Personal Jerárquico, which consists of 3 unions; and (iii) SUPeH. The remaining 38.1% of third-party employees are represented by unions with whom we do not participate in labor agreements.

During 2023, we entered into productivity agreements with the Provinces of Chubut, Santa Cruz and Buenos Aires. Additionally, in the Mendoza Province we extended the validity of the productivity agreements reached in 2022. These productivity agreements are complementary agreements to the main collective agreements, which contributed to improved levels of efficiency, productivity and sustainability in operations, allowing for the adjustment of third-party employees to the workforce according to production levels.

ITEM 7.	Major shareholders and related party transactions

The Expropriation Law significantly changed our shareholding structure. See “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of YPF S.A.”. Additionally, see “Item 4. Information on the Company—History and development of YPF S.A.” for a description of the agreement between Repsol and the Argentine Republic relating to the compensation for the expropriation of 51% of the share capital of YPF S.A. owned, directly or indirectly, by Repsol.

The following table sets forth information regarding ownership of our capital stock as of March 31, 2024 by each person known to us to own beneficially at least 5% of our common shares, the Argentine federal and provincial governments and our Participated Ownership Program (Programa de Propiedad Participada or “PPP”) established by the Argentine government in the privatization process in 1991:

	Number of shares	(%)
Shareholders Class D:
Argentine National State (1)	200,589,525	51.000%
Floating (2)	192,671,458	48.987%
Shareholders Class A:
Argentine National State	3,764	0.001%
Shareholders Class B:
Argentine provincial governments	7,624	0.002%
Shareholders Class C:
Employee fund	40,422	0.010%

(1)

The Expropriation Law provided for the expropriation of 51% of the share capital of YPF S.A. represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol. See “Item 4. Information on the Company—History and development of YPF S.A.”.

(2)

According to data provided by The Bank of New York Mellon, as of March 31, 2024, there were 139,763,827 ADSs outstanding and 39 holders of record of ADSs. Such ADSs represented approximately 36% of the total number of issued and outstanding Class D shares as of such date.

Related party transactions

All material transactions and balances with related parties as of December 31, 2023, are set forth in Note 36 to the Audited Consolidated Financial Statements.

The main related party transactions were sales of products (natural gas, refined products, LPG, crude oil and others) to certain joint ventures and associates (revenues, which amounted to US$ 504 million in 2023), and purchases of services and products that we do not produce ourselves, such as fertilizers, from certain joint ventures and associates (purchases and service, which amounted to US$ 429 million in 2023).

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

In addition, see Note 2.b.11) to the Audited Consolidated Financial Statements regarding our long-term share compensation plan and other plans offered to certain personnel.

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

For the purpose of Article 72 of the Capital Markets Law and the CNV regulations, “significant amount” means an amount that exceeds 1% of the Issuer’s shareholders equity as reflected in the latest approved financial statements. For purposes of Articles 72 and 73 of the Capital Markets Law, “related party” means, in relation to the Issuer, (i) its directors, members of the supervisory committee or of the surveillance committee, as well as its general or special managers appointed in accordance with Article 270 of the Argentine General Corporations Law; (ii) the persons or entities that control or hold a “significant participation” (as regulated by the CNV) in the Issuer or in its controlling shareholder; (iii) any other company under common control of the same controlling company; (iv) ascendants, descendants, spouses or siblings of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly “significant participations”.

As long as it is not included in items (i) to (v) above, a company controlled by the Issuer shall not be considered a “related party” with regards to Article 72 of the Capital Markets Law.

For the purposes of Article 72 of the Capital Markets Law, and pursuant to the CNV regulations the term “significant participation” shall be deemed to refer to such persons that hold an interest of at least 15% of the capital stock, or a lesser amount when they have the right to appoint one or more directors by class of shares or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.

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

Financial Statements

See “Item 18. Financial Statements” for our Audited Consolidated Financial Statements.

Legal proceedings

The descriptions of the legal proceedings in Notes 16, 32 and 33.b) to the Audited Consolidated Financial Statements are incorporated herein by reference.

Dividend policy

See “Item 10. Additional information—Dividends”.

Significant changes

From December 31, 2023, through the date of issuance of the Audited Consolidated Financial Statements (March 6, 2024), there have been no significant changes regarding the Company other than as described in Note 38 to the Audited Consolidated Financial Statements. As of the date of this annual report, there were no significant changes regarding the Company since the date of issuance of the Audited Consolidated Financial Statements, other than (i) as described below and (ii) the approval of the Value Generation Plan in April 2024 (See “Item 6. Directors, Senior Management and Employees—Our people—Compensation and Benefits”).

On April 19, 2024, the United States District Court for the Southern District of New York (the “District Court”) issued an order in the proceedings brought by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Plaintiffs”) against the Argentine Republic and YPF, which are currently pending on appeal in the United States Court of Appeals for the Second Circuit.

On April 1, 2024, Plaintiffs filed two motions under seal (i.e., filed with the court confidentially and not available to the public or YPF): one seeking turnover of the YPF Class D shares held by the Argentine Republic; and the other seeking to keep all briefing related to the turnover motion under seal. The Argentine Republic filed a response opposing Plaintiffs’ request to keep such briefing under seal. YPF separately filed a letter opposing Plaintiffs’ request to keep such briefing under seal.

In its April 19 order, the District Court denied Plaintiffs’ request to seal the briefing related to Plaintiffs’ turnover motion and ordered Plaintiffs and the Argentine Republic to publicly file all documents relating to such motion. On April 22, 2024, Plaintiffs filed their turnover motion publicly, which requests that the District Court order the Argentine Republic to turn over the YPF Class D shares held by the Argentine Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Argentine Republic in this proceeding. The Argentine Republic has until May 16, 2024 to file its brief in opposition to Plaintiffs’ turnover motion. Plaintiffs have until May 30, 2024 to file their reply brief.

YPF is not a party to the turnover motion and was not granted access to the motion or the related documents until they were publicly filed. Following the filing of the Argentine Republic’s opposition brief and the Plaintiffs’ reply brief, the District Court may hold oral hearings prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Argentine Republic in accordance with applicable procedural rules.

ITEM 9.	The offer and listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF”. The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (“Depositary”).

According to data provided by The Bank of New York Mellon, as of March 31, 2024, there were 139,763,827 ADSs outstanding and 39 holders of record of ADSs. Such ADSs represented 36% of the total number of issued and outstanding Class D shares as of such date, 13% of the total number of issued and outstanding Class D shares trade in BYMA, which is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the BASE. Trading on BYMA is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through Millennium, which allows electronic negotiation with automatic execution of transactions. Currently, all transactions relating to listed securities can be executed through Millennium.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, who are responsible for a growing percentage of trading activity, consist mainly of insurance companies, and to a lesser extent mutual funds.

During 2023 our ADSs fluctuated between a minimum of US$ 8.71 and a maximum of US$ 17.7, and as of December 31, 2023 our ADSs had a price of US$ 17.19. As of December 31, 2022, our ADSs had a price of US$ 9.19 (fluctuating between a minimum of US$ 2.91 and a maximum of US$ 9.19).

Argentine Securities Market

The securities market in Argentina was originally composed of 5 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Córdoba, Mendoza, Rosario and Santa Fe Provinces, with affiliated stock markets and, accordingly, authorized to quote publicly offered securities. However, this system was affected by the enactment of Capital Markets Law and its regulatory Decree No. 471/2018 (“Capital Markets Law”), along with the regulations issued by the CNV, mainly contained in Resolution No. 622/2013, as amended and complemented, which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV.

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

On December 29, 2016, the CNV’s Board of Directors approved the creation of BYMA as a new market. The shareholders of BYMA are the S&P MERVAL and BASE, with each holding 70% and 30% of the capital stock of BYMA, respectively.

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

Among the key provisions of the Capital Markets Law are the following: the definition of a security that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the board of directors (the majority of whom must be independent under the CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that govern insider trading, market manipulation and securities fraud and regulate going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Capital Markets Law includes provisions regarding the demutualization of the stock exchanges, new regulatory powers and resources for the CNV, a mandatory tender offer system (as well as regulations for voluntary tender offers) and other provisions, like new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV General Resolution No. 622/2013, as amended. Before offering securities to the public in Argentina, an issuer must fulfill certain requirements established by the CNV in regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on an authorized market. However, the CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements, audited annual financial statements in accordance with IFRS and various other periodic reports to the CNV and the authorized market on which their securities are listed, as well as to report to the CNV and the relevant authorized market any event related to the issuer and its shareholders that may materially affect the value of the securities traded.

Admission to the BYMA’s Corporate Governance Plus Panel

YPF S.A. is a member of a special panel denominated “Corporate Governance Plus Panel” (“CG+Panel”) created by BYMA in December 2018.

BYMA’s CG+Panel is a market segment which is composed by companies who voluntarily adhere to increased standards of good corporate governance and transparency compared to those required under Argentine regulations, and who assume the commitment to their monitoring on a periodic basis. Such standards are in line with the corporate governance principles of the OECD, which were adopted by the G20.

Anti-money laundering and counter terrorism financing regulations

Law No. 25,246, as amended, the Anti-Money Laundering and Terrorism Financing Regime ( “AML/CFT Regime”), categorizes money laundering as an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, and allowed for sanctions for money laundering that are not necessarily linked to the participation in the crime that originated the funds subject to such money laundering.

On March 15, 2024, Law No. 27,739 was published in the Official Gazette, introducing amendments to the Criminal Code and reforming the system for the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. These amendments broaden the criminal classification of money laundering to include activities such as converting, transferring, administering, selling, encumbering, acquiring, dissimulating or otherwise circulating goods or other assets derived from criminal offenses. This occurs when the value of these goods exceeds the amount of 150 minimum, vital and mobile salaries at the time of the facts, either in a single act or by the repetition of various linked acts. Likewise, the penalty is attenuated when it is committed for an amount lower than the mentioned threshold, with the current fine ranging from 5 to 20 times the amount of the operation.

The Financial Information Unit (“UIF”) is the designated authority to enforce the AML/CFT Regime and a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy. The UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with AML/CFT Regime. Whenever the information furnished, or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office (“Ministerio Público Fiscal”) so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings.

The AML/CFT Regime, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos Obligados”), which are legally bound to inform and collaborate with the UIF. The following persons, among others, are Reporting Subjects before the UIF: (i) banks, financial entities and insurance companies; (ii) exchange agencies; (iii) settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by CNV; crowdfunding companies, global investment advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the CNV that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts; (iv) government organizations such as the BCRA, the Argentine tax administration (“AFIP”), the Superintendence of Insurance of the Nation, the CNV and the General Inspection of Justice (“IGJ”); (v) professionals in the area of economic sciences, notaries public and lawyers of certain activities; (vi) virtual asset service providers; (viii) issuers, operators and providers of collection and/or payment services; (ix) non-financial credit providers; and (x) human and/or legal persons, or other structures with or without legal personality, engaged in real estate brokerage.

The Reporting Subjects have the following duties: (i) obtaining documents from clients that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy); (ii) conduct due diligence procedures on their clients and report any suspicious operations or facts; and (iii) refrain from disclosing to the client or third parties the actions being conducted in compliance with the AML/CFT Regime. Within the framework of suspicious operation report analysis, Reporting Subjects shall not refrain from disclosing to UIF any information required from them, alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of legal or contractual nature. This obligation applies not only when submitting a suspicious transaction report, but also during voluntary declarations and when exchanging information with similar bodies abroad.

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

The BCRA and the CNV must also comply with the AML/CFT Regime regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by the BCRA and the CNV are subject to UIF Resolutions No. 14/2023 and 78/2023, respectively. Such regulations provide guidelines that these entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

Essentially, the aforementioned regulations follow a Risk Based Approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (“FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and based on this, adopt measures for the management and mitigation of such risks, in order to prevent money laundering and terrorist financing more effectively.

The UIF Resolution No. 14/2023 specifies the main guidelines for risk management and minimum compliance standards that each financial institution must adopt and apply to manage risk. It also establishes the prohibition to maintain anonymous bank accounts or bank accounts under fictitious names, it makes explicit the measures required with respect to foreign politically exposed persons, it emphasizes the need to apply enhanced due diligence measures proportional to the risks identified and it incorporates the possibility that financial institutions may rely on third parties for the execution of certain due diligence measures.

Likewise, the provisions of the UIF Resolution No. 4/2017 are adopted, establishing the possibility of conducting special due diligence procedures with respect to abroad (formerly called “international investors”) and local Reporting Subjects to the UIF.

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

Pursuant to Decree No. 360/2016, as amended, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

The voluntary system of declaration under the Argentine Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/2016 (jointly the “Tax Amnesty Framework”) established that the information voluntarily submitted under the Tax Amnesty Framework may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the Tax Amnesty Framework and to provide it with all information required by it, not being able to oppose fiscal secrecy.

Law No. 27,739 provides that the AFIP will centralize, as enforcement authority, in a Public Registry of Beneficial Owners, the adequate, accurate and updated information regarding those individuals who qualify as beneficial owners according to the AML/CFT Regime. All companies, legal entities, or other contractual entities or legal structures, incorporated in Argentina or of foreign origin that carry out activities in the country and/or own goods and/or assets located and/or placed in the country, must inform their beneficial owner/s, for inclusion in such Public Registry. This disclosure must adhere to the terms and conditions established by the enforcement authority, within the terms set forth in the law and in the regulatory rules, within 60 days as from the entry into force of such law.

The UIF Resolution No. 35/2023 updates the regulation regarding the list of people who should be considered politically exposed persons in Argentina, considering the functions they perform or have performed, as well as its closeness or affinity relationship with third parties that perform or have performed in such functions.

The UIF Resolution No. 112/2021 enacts certain measures and procedures that all Reporting Subjects must observe to identify beneficial owners. UIF Resolution No. 112/2021, in its Article 2, defines beneficial owner in the following new terms: “The human person(s) who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the human person/s who by other means exercises the final control of the company”.

The UIF Resolution No. 78/2023, as amended, applicable to Reporting Subjects within the capital markets framework, was issued with the main purpose of setting minimum requirements related to identifying, evaluating, monitoring, administrating and mitigating money laundering and terrorism financing risk.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the Privatization Law, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the PPP, with the remainder distributed to participants in such plan. Additionally, Resolution No. 1,023/2006 of the Ministry of Economy effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree No. 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of YPF S.A. who was allegedly excluded from the PPP filed a claim against YPF S.A. seeking recognition of his status as a shareholder of YPF S.A. In addition, the Federation of Former Employees of YPF S.A. joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Under the jurisprudence of the CSJN upholding numerous decisions of the relevant Argentine Courts of Appeals, YPF S.A. believes it will not be held liable for claims of this nature related to the PPP. Through Law No. 25,471, the Argentine government assumed sole responsibility for any compensation to be received by YPF S.A.’s former employees who were excluded from the PPP.

See Note 30 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—History and development of YPF S.A.”.

Memorandum and articles of association

YPF S.A.’s by-laws were registered on February 5, 1991, under number 404 of the Book of Corporations number 108, volume “A” of the Public Registry of Commerce of the City of Buenos Aires, in charge of the IGJ; and which amended by-laws were approved by National Executive Decree No. 1,106/1993, and approved by YPF’s shareholders’ meeting held on June 11, 1993, and notarized by public deed No. 175, dated June 15, 1993, at the National Notary Public Office, sheet 801 of the National Registry and registered at the Public Registry of Commerce of the City of Buenos Aires, in charge of the IGJ on June 15, 1993, under number 5,109 of the Book of Corporations number 113, volume “A”.

At a Shareholders’ Meeting held on January 26, 2024, YPF S.A.’s shareholders approved an amendment to YPF S.A.’s by-laws, unifying the functions of the President and CEO. On March 15, 2024, this amendment was registered in the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the IGJ.

Corporate purpose

Pursuant to Section 4 of our by-laws, the corporate purpose of YPF S.A. is to carry out, per se, through or in association with third parties, the following activities, among others:

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

The Supervisory Committee may elect directors in case of vacancies, in accordance with our by-laws and the Argentine General Corporations Law. In these cases, a member of the Supervisory Committee elected by the Class A shareholder, after consulting with the shareholder, may elect a director of the same class. The members of the Supervisory Committee elected by Class D shareholders may elect directors of that same class.

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

Duties and liabilities of Directors

For information regarding the directors’ duties and liabilities see “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Board of Directors’ practices”.

For information regarding the directors’ power to vote compensation to themselves or any members of the Board of Directors see “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Compensation of members of our Board of Directors”.

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

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. YPF S.A. is required to convene and hold an ordinary meeting of shareholders within 4 months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Article 234 of the Argentine General Corporations Law, such as the consideration of our financial statements, allocation of net profit for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, all or a substantial part of the assets of YPF S.A. as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to YPF S.A. are paid partially or totally with a percentage of the income, results or earnings of YPF S.A., if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the liability of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

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

Our by-laws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) delisting of our shares from BYMA or NYSE, and (iv) a spin-off by YPF S.A., when as a result of such spin-off 25% or more of our assets are transferred to the resulting corporations, even in case that such result is reached by several spin-offs during a one-year term, a majority of the shares representing at least 75% of our voting shares is required, either in first and second call.

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

According to Article 62 bis of the Capital Markets Law and to the CNV General Resolution No. 789/2019, foreign companies may vote in shareholders’ meetings by a duly authorized attorney in fact.

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

Remote meetings

Under the Capital Markets Law, the Board of Directors of the issuing entities may hold remote meetings provided it is expressly authorized by their by-laws. Likewise, pursuant to the CNV General Resolution No. 939/2022, effective as from January 1, 2023, the issuing entities may celebrate remote meetings of the governing and supervisory bodies, provided such possibility has been expressly authorized in their by-laws. The by-laws of YPF S.A. contemplate the possibility of holding remote meetings by the shareholders, the Board of Directors and the Supervisory Committee.

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

Preemptive rights are exercisable during the 30 days following the last publication of notice (which shall be made for 3 days) informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as YPF S.A., may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the last publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

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

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice, or the agency to be determined by such Ministry to that effect, according to Decree No. 27/2018) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. If you own our Class D shares directly (rather than through ADSs) and you are a non-Argentine company and you fail to register with the respective National Corporations Registry, your ability to exercise your rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law and to the CNV General Resolution No. 789/2019, foreign companies that are shareholders of publicly traded corporations such as YPF S.A. may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact.

Liquidation rights

Pursuant to Article 109 of the Argentine General Corporations Law in the case of dissolution to liquidate the Company, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our shares.

Pursuant to YPF S.A.´s by-laws any voluntary dissolution requires the affirmative vote of the Class A shares and the prior approval of a national law passed by the Argentine National Congress.

Redemption and withdrawal rights

Our by-laws do not include any provisions regarding share redemption. Under the Argentine General Corporations Law, the Company may acquire its own shares only (i) in connection with a capital reduction approved by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor (any shares so redeemed must be cancelled by us), (ii) exceptionally, with realized and liquid profits or free reserves, when they are fully integrated and to avoid serious damage, which will be justified at the next ordinary shareholders meeting, and (iii) if its shares integrate the assets of an establishment that it acquires or of a company that it incorporates. The Company may also purchase its own shares in compliance with the provisions of the Capital Markets Law. For information regarding share-based compensation plans see “Item 6. Directors, Senior Management and Employees —Board of Directors—Compensation of members of our Board of Directors” and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

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

Class A shares vote rights

Under our by-laws, so long as any Class A share remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of YPF S.A.; (ii) approve any acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and production activities; (iv) voluntarily dissolve YPF S.A.; (v) transfer our legal or fiscal domicile outside Argentina; and (vi) make an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Voting of the underlying Class D shares

Pursuant to our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any shareholders’ meeting of YPF S.A., except those specific procedures apply to the election of Directors. See “—Directors—Election of Directors”. The Depositary has agreed that, as soon as practicable after receipt of a notice of any shareholders’ meeting of YPF S.A., it will mail a notice to the holders of ADRs evidencing ADSs, which will contain the following: (i) a summary in English of the information contained in the notice of such meeting; (ii) a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, our by-laws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by their respective ADSs; and (iii) a statement as to the manner in which such instructions may be given to the Depositary.

The depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders of the ADRs evidencing the ADSs. With regards to the Class D shares as to which the Depositary receives no instructions, the Depositary will vote them in accordance with the recommendations of our Board of Directors, provided that YPF S.A. delivers to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to our by-laws or Board of Directors regulations. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

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

Certain provisions relating to acquisitions of shares

Pursuant to our by-laws (i) each acquisition of shares or convertible securities, as a result of which the acquirer, directly or indirectly, through or together with its affiliates and persons acting in concert with it (jointly referred to as an “Offeror”), would hold or control shares that, together with the prior holdings of such Offeror of shares of such class, if any, would represent: (a) 15% or more of the outstanding capital stock; or (b) 20% or more of the outstanding Class D shares provided that such shares represent less than 15% of the capital stock and (ii) each subsequent acquisition by an Offeror, other than subsequent acquisitions by an Offeror owning or controlling more than 50% of our capital prior to such acquisition (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “—Restrictions on control acquisitions”.

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

(iv)

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

(iii)

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

(iv)

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

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of our capital stock, or that constitutes a merger by YPF S.A., must be approved in advance by the Class A shares while any such shares remain outstanding. See “—Voting—Class A shares vote rights”.

The Capital Markets Law and CNV Regulations

In December 2018, the CNV issued General Resolution No. 779/2018 regulating the tender offers regime, which amended the Capital Markets Law. Under this regime, a mandatory tender offer at a fair price (determined according to such law) shall be issued by anyone who, acting individually or in coordination with others, has effectively obtained a controlling interest in a public company, which is deemed to occur (i) when obtaining, directly or indirectly, a percentage of votes equal to or higher than 50% of a public company, or (ii) when the percentage of votes obtained is below 50% but such person controls a public company (i.e., has directly or indirectly, individually or jointly, as the case may be, an interest in the capital stock of the company or securities with voting rights that grants (whether in right or de facto), the necessary votes to adopt resolutions in ordinary general shareholders meetings or to appoint or revoke the majority of the directors or members of the surveillance committee, when applicable, and of the supervisory committee). The tender offer shall be submitted to the CNV for authorization as soon as possible after the closing of the relevant share acquisition, but no later than one month from such closing.

Class D shares acquisitions: Reporting requirements

Pursuant to our by-laws, any person who, directly or indirectly, through any means or title, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify YPF S.A. of such acquisition within 5 days of its closing, in addition to complying with any additional requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF S.A. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to the regulations of the CNV, any person or entity that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose: (i) acquires or dispose of shares or securities convertible into shares, or acquire call or put options over them; (ii) alters the integration or configuration of its direct or indirect interest over the capital stock of an issuer; (iii) converts notes (“obligaciones negociables”) into shares; (iv) exercises the put or call options of the securities referred to in (i); or (v) changes their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events; is required to inform CNV and BYMA of such circumstances, immediately after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above.

In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised in the shareholders’ meetings of YPF S.A.

Similar information is required to be submitted to CNV and BYMA in the event of changes over the interests previously informed, until becoming a controlling shareholder in which case the regulations applicable to shall become applicable.

Dividends

Under our by-laws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except for shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No preferred shares have been issued by YPF S.A. as the date of this annual report.

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

On March 6, 2024, the YPF S.A.’s Board of Directors proposed to the Shareholders’ Meeting, after deduction of Ps. 56,487 million corresponding to the amounts whose distribution is restricted, the following: (i) to fully release the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) to absorb the accumulated losses in the unallocated results account up to Ps. 1,003,419 million against the amounts corresponding to released reserves; (iii) to allocate Ps. 28,745 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Capital Markets Law); and (iv) to allocate Ps. 3,418,972 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

We did not determine any dividends for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021.

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

According to the Argentine General Corporations Law and our by-laws, YPF S.A. is required to maintain a legal reserve of at least 5% of the fiscal year’s liquid and realized profits until such reserve equals 20% of the then-outstanding capital stock of YPF S.A. The legal reserve is not available for distribution to shareholders.

Under our by-laws, YPF S.A.’s liquid and realized profits are applied as follows:

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

(iii)	An amount is segregated to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be (YPF S.A. does not currently have preferred stock).
(iv)	The remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our Board of Directors submits YPF S.A.’s statutory financial statements presented in pesos, for the closed fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, to the annual ordinary shareholders’ meeting for approval. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the annual financial statements of YPF S.A. and determine the allocation of its net income for such year.

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

For information about exchange regulation on dividends payments see “—Exchange regulations—Specific provisions on access to the foreign exchange market—Profit and dividend payment”.

Material contracts

None.

Exchange rates

From 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate of 1 Argentine peso per 1 U.S. dollar. On January 6, 2002, Law No. 25,561 (the “Public Emergency Law”) formally put an end to that U.S. dollar-Argentine peso parity. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. On December 23, 2019, Law No. 27,541 (the “Solidarity Law”) declared again the public emergency until December 31, 2020. See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

Currency controls that tightened restrictions on capital flows, exchange controls, and the official exchange rate between the Argentine Peso and the U.S. dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 dated September 1, 2019, as amended, the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to: (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree No. 609/2019. As of the date of this annual report, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7,914, as subsequently amended and supplemented from time to time by the BCRA. See “—Exchange regulations”.

The BCRA requested the CNV to implement aligned measures to avoid elusive practices and operations. In this regard, the CNV, in line with the provisions of Article 3 of the Decree No. 609/2019, established various measures to avoid such elusive practices and operations.

The following table, for the periods indicated, sets forth the low, high, average and period-end exchange rates, expressed in nominal Argentine peso per U.S. dollar, based on the average between the buying and selling exchange rates quoted by the BNA. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine peso.

	Low	High	Average (1)	Period end
	(Argentine peso per U.S. dollar)
Year ended December 31,
2019	36.80	60.30	48.18	59.79
2020	59.72	84.05	70.53	84.05
2021	84.60	102.62	95.06	102.62
2022	102.90	177.06	130.71	177.06
2023	178.05	806.95	294.95	806.95
Month
January 2024	809.20	824.90	816.81	824.90
February 2024	825.40	840.70	833.38	840.70
March 2024	841.00	856.50	848.68	856.50
April 2024 (as of April 10, 2024)	856.50	863.50	860.45	863.50

(1) Calculated using the average of the exchange rates on each day during the period (for annual and monthly periods).

No representation is made that Argentine peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange regulations

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the BCRA pursuant to Communication “A” 7,953 as amended and supplemented from time to time.

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the foreign exchange market

The Argentine exchange regime establishes that proceeds from exports of goods must be entered and settled in Argentine pesos through the foreign exchange market within 5 business days following their collection.

Decree No. 28/2023 published on December 13, 2023, established that in connection with: (i) the export countervalue of the services included in subsection c) of paragraph 2 of Article 10 of Law No. 22,415 (“Customs Code”) and its amendments (which refers to services rendered in the country, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the foreign exchange market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with liquidation in local currency.

In the case of funds received or credited abroad, the deposit and liquidation for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country may be considered as completed.

There are some exceptions to the obligation to settle through the foreign exchange market, including, but not limited to: (i) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022); and (ii) certain collections from exports of services by physical persons, as established by Article 2.2.2.2.1. of the Ordered Text.

Amounts collected in foreign currency for claims related to exported goods must also be entered and settled in Argentine pesos in the foreign exchange market, up to the amount of the insured exported goods.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the foreign exchange market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it will be considered as fully or partially compliant with the follow-up of the shipping permit, for an amount equivalent to that paid locally in Argentine pesos and/or in foreign currency to the exporter by a local agent of the company owning the foreign-flagged means of transport, provided that the following conditions are met:

(i)

The documentation shows that the delivery of the exported goods has taken place in the country, that the local agent of the company owning the foreign-flagged means of transport has made the payment to the exporter locally and the currency in which such payment was made.

(ii)

The company has a certification issued by a financial entity stating that the referred local agent would have had access to the foreign exchange market for the equivalent amount in foreign currency that is intended to be imputed to the permit. The financial entity issuing such certification must previously verify compliance with all the requirements established by the exchange regulations for access to the foreign exchange market by Article 3.2.5.2. of Exchange Regime, with the exception of the provisions of Article 3.16.1 of such regulations and have a sworn statement from the referred local agent stating that it has not transferred and will not transfer funds abroad for the proportional part of the transactions included in the certification.

(iii)	In the event that the amounts have been received in the country in foreign currency, the company has the certification of settlement of the funds in the foreign exchange market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding US$ 2,000,000 in the charged calendar month.

Obligation to settle foreign currency from exports of services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within 5 business days from the date of its collection abroad or in the country or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 are also applicable to the export of services (see “—Entry and settlement of the proceeds from the export of goods through the foreign exchange market”).

Application of export revenues

The Exchange Regime authorizes the application of export revenues to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities; (ii) pre- financing of exports and export advances settled in the foreign exchange market, provided that the corresponding transactions have been executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds; (iv) other foreign financial indebtedness subject to certain requirements as set forth in Articles 7. 9 and 7.10 of the Exchange Regime; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

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

Access to the foreign exchange market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in Article 3.5 of the Exchange Regime.

Until December 31, 2024, prior BCRA approval is required for local residents to access the foreign exchange market to make principal and interest payments under cross-border financial borrowings with related parties. Certain specific exceptions apply and are included in item 3.5.6. of the Ordered Text. (unless the loan proceeds were settled through the foreign exchange market after October 1, 2020, and the loan has an average life of at least 2 years).

Specific provisions on access to the foreign exchange market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file a sworn statement stating that:

(a) (i) At the time of access to the foreign exchange market, all of its foreign currency holdings in the country are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial institutions must also be accounted up to December 31, 2024. For these purposes, “liquid foreign assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the foreign exchange market through swap and/or arbitrage operations with the deposited funds.

(b) It undertakes the obligation to settle in the foreign exchange market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c) On the date of access to the foreign exchange market and in the previous 90 calendar days in the case of securities issued under Argentine Law and in the 180 calendar days prior in the case of transactions that are not carried out with securities issued under Argentine Law, it: (i) did not arrange sales in the country of securities with settlement in foreign currency; (ii) did not exchange securities issued by residents for foreign assets, (iii) did not transfer securities to depository entities abroad, (iv) did not acquire in the country securities issued by non-residents with settlement in Argentine pesos, (v) did not acquire CEDEARs representing foreign shares, (vi) did not acquire securities representing private debt issued in foreign jurisdiction, and (vii) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d) It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter in the case of securities issued under Argentine Law and for the following 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law.

(e) Article 3.16.3 of the Exchange Regime adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA must be submitted to the corresponding financial institution:

(A) a sworn statement evidencing that within the term provided in section 3.16.3.4. (180 days prior to accessing the foreign exchange market) it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business (this sworn statement shall be called “Sworn Statement - Section 1”); or

(B)(i) as required by Article 3.16.3.3. of the Exchange Regime, an affidavit stating details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in item 1.2.2.1 of the Large Exposures rules should be considered. Companies sharing a control relationship of the type defined in items 1.2.1.1 and 1.2.2.1 of the Large Exposures rules should be considered as members of the same “economic group” (the “Economic Group Description Affidavit”); and (ii) that on the day on which it requests access to the market and in the 180 days prior to that date, it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services (the “Sworn Statement of Non-Delivery of Pesos to the Economic Group”). It also provides that in the case of individuals or legal entities exercising a direct control relationship, the term of 180 calendar days shall only be applicable for deliveries made as from April 21, 2013, and the term of 90 calendar days shall be applicable for deliveries made prior to that date. While for legal entities that are part of the same economic group but did not exercise a direct control relationship over the customer as of May 11, 2023, the provisions shall be applicable only for deliveries made as of May 12, 2023.

(C) The provisions of item 3.16.3.4. (as detailed in (B)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)

an affidavit initialed by each physical or legal person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms provided in item 3.16.3.4., recording what is required in items 3.16.3.1., 3.16.3.2. and 3.16.3.4.; or

(ii)

an Economic Group Affidavit of each person or legal entity declared in the affidavit indicated in item 3.16.3.3. (i.e., all Direct Controlling Entities and the declared members of the economic group), stating the provisions of Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime; or

(iii)

a statement from each of the individuals or legal entities declared in the sworn statement indicated in item 3.16.3.3.3 (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in item 3.16.3.4. has not received in the country any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the client or from any person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms set forth in item 3.16.3.4.

Article 3.16.4 of the Exchange Regime establishes that companies shall require the prior approval of the BCRA to grant access to the foreign exchange market to individuals or legal entities included by the AFIP in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the foreign exchange market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

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

Communication “A” 7,917 issued on December 13, 2023, later amended by Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services, establishing the following regarding the access to the foreign exchange market for the payment of imports of goods, effective as of December 13, 2023:

(a)

Entities may provide access to the foreign exchange market to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:

(i)

from its customs entry registration, the payment of the FOB value corresponding to the following goods may be made: (a) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (b) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); c) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the importation is carried out by an electric generation plant; d) electric energy (subchapters 2716.00.00 of the NCM).

(ii)

from 30 days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) pharmaceutical products and/or inputs used in their local processing, other goods related to health care or food for human consumption covered by the provisions of the Article 155 Tris of the Argentine Food Code, whose tariff positions according to the NCM are detailed in Article 12.3. of the Exchange Regime; (b) fertilizers and/or phytosanitary products and/or inputs that may be intended for local processing, whose tariff positions are detailed in Article 12.2. of the Exchange Regime. The entity must have the importer’s affidavit stating that the goods will be used for the purposes foreseen in this item.

(iii)

from 180 calendar days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) finished automobiles (subchapter 8703 of the NCM); (b) those corresponding to the tariff positions detailed in Article 12.1 of the Exchange Regime that are not covered in the preceding Articles, regardless of their FOB unit value.

(iv)	for the remaining goods, the payment of their FOB value may be made within the following terms counted from the registration of the customs entry of the goods:

a)	25% after 30 calendar days.
b)	An additional 25% after 60 calendar days.
c)	An additional 25% after 90 calendar days.
d)	The remaining 25% as from 120 calendar days.

(v) Freight and insurance as part of the purchase condition agreed with the seller may be paid in full as from the first date on which the importer has access by virtue of the goods covered.

Entities may also grant access to the foreign exchange market without the prior approval of the BCRA to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in item (a) above when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in item 3 of the Communication “A” 7,917.

Access to the foreign exchange market to make payments with pending customs registration shall require the prior approval of the BCRA except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in item 3 of the Communication “A” 7,917.

(b) Access to the foreign exchange market to make payments with pending customs entry registration or deferred payments before the terms set forth in item (a) above, when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(c) Access to the foreign exchange market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the BCRA except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations.

(d) Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the entity having documentation that proves, at the date of issuance or granting, the guaranteed transaction was compatible with the terms and conditions set forth in item (a) above.

Payment for services rendered by non-residents

Pursuant to Article 3.2 of the Exchange Regime, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the “External Assets and Liabilities Survey”.

Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services. The aforementioned Communication established the following regarding access to the foreign exchange market for the payment of imports of services, effective as of December 13, 2023:

(a) Access to the foreign exchange market for the payment of services.

(b) Entities may provide access to the foreign exchange market to make payments for non-residents services that were or will be rendered as of December 31, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

(i) The payment corresponds to a transaction that falls under the following concept codes:

S03.  Passenger transportation services.

S06.  Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23.  Audiovisual services.

S25.  Government services.

S26.  Health services by travel assistance companies.

S27.  Other health services.

S29.  Transactions associated with withdrawals and/or consumptions with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers.

(ii) Expenses paid to foreign financial entities for their usual operations.

(iii) The payment corresponds to an operation that falls under the concept “S30. Freight services for goods import operations” fand is made after a period of time equivalent to that in which payment for the goods transported could begin to be made as per item 10.10.1 has elapsed since the date of rendering of the service.

(iv) The payment corresponds to an operation that falls under item “S24. Other personal, cultural and recreational services” and is made after a period of 90 calendar days from the date of rendering or accrual of the service.

(v) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty not related to the resident and the payment is made after a period of 30 calendar days from the date of rendering or accrual of the service.

(vi) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty related to the resident and the payment is made after 180 calendar days from the date of rendering or accrual of the service.

(c) Stock of debt of Imports of Services

Access to the foreign exchange market for payments for non-resident services rendered and/or accrued up to December 12, 2023, in advance of the deadlines foreseen in Articles 13.2.3 to 13.2.6 of the Exchange Regime is admissible when in addition to the other applicable requirements, the following situations are verified:

i)

The customer accesses the foreign exchange market with funds originated from a financing of imports of services granted by a local financial institution from a foreign line of credit to the extent that the maturity dates and the amounts of principal to be paid of the financing granted are compatible with those provided for in Article 13.2 of the Exchange Regime.

If the financing is granted prior to the date of rendering or accrual of the service, the terms set forth in Article 13.2 of the Exchange Regime shall be computed as from the estimated date of rendering or accrual plus 15 calendar days.

ii)

The customer has access to the foreign exchange market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Article 13.3.1 of the Exchange Regime regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

The entity must also have an affidavit from the importer stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections prior to the maturity date arising from the term conditions stipulated for situations associated with a financing.

iii)

The customer accesses the foreign exchange market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions of Article 13.3.1 of the Exchange Regime regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness abroad that is used by virtue of the provisions of this item may not be computed for the purposes of other specific mechanisms that enable access to the foreign exchange market as from the entry and/or settlement of this type of transactions.

iv)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Article 7.11 of the Exchange Regime.
v)

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/2022)” issued within the framework of the provisions of Article 3.17 of the Exchange Regime.

vi)	The payment corresponds to transactions financed or guaranteed prior to December 12, 2023, by local or foreign financial entities.
vii)	The payment corresponds to operations financed or guaranteed prior to December 12, 2023, by international organizations and/or official credit agencies.

(d) Payments of services abroad up to December 12, 2023.

The BCRA’s prior approval shall be required for access to the foreign exchange market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies the Articles 13.4.1 to 13.4.8 of the Exchange Regime.

External financial indebtedness

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

However, it establishes as exceptions the cancellation as from its maturity of principal and interest of:

-	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).
-	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.
-

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.

-

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

-

Issues made between October 9, 2020, and December 31, 2023, of debt securities with public registration in the country, having an average life of no less than two years, denominated in foreign currency and with services payable in a foreign country or foreign currency in the country, that were delivered to creditors of foreign financial indebtedness and or/ debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, that has been delivered to creditors as a part of the refinancing parameters timely required in Article 3.17 of the Exchange Regime, following the requirements of Article 3.6.1.4 of the Exchange Regime.

-

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

-

The issuance of debt securities with public registry in the country that were included in Article 7.11.1.5 of the Exchange Regime, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

Principal payments under related counterparty debt until December 31, 2024

BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2024, in accordance with Article 3.5.6 of the Exchange Regime. Likewise, these debts will continue to be subject to prior approval even if there is a change in the creditor or the debtor which means that there is no longer a link between the creditor and the resident debtor.

The BCRA’s prior approval shall not be required: (i) in the case of local financial institutions’ own transactions; (ii) in the case of a financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the foreign exchange market as from October 2, 2020; and (iii) in the case of a financial indebtedness abroad that meets all of the following conditions: (a) the funds have been used to finance projects within the framework of the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 established in Article 2 of Decree No. 892/2020 (“Plan GasAr 2020-2024), (b) the funds have been deposited and settled through the foreign exchange market as from November 16, 2020, (c) the indebtedness has an average life of not less than two years. Likewise, the aforementioned conformity shall not be applicable when (1) the client has a “Certification of Increase of Exports of Goods” for the years 2021 to 2023, issued within the framework of the provisions of Article 3.18 of the Exchange Regime for the equivalent of the amount of capital to be paid, (2) in the case of a financial indebtedness abroad with an average life of not less than 2 years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of Article 3.19 of the Exchange Regime; (3) in the case of a financial indebtedness abroad with an average life of not less than 2 years originated between August 27, 2021 and December 12, 2023, originated in a refinancing with the creditor of commercial debts for the importation of goods and services within the framework of the provisions of Article 3. 20 of the Exchange Regime; the entity must have a certification for access to the foreign exchange market issued within the 5 previous business days, by the entity that registered with the BCRA within the concept code “P17. Registration of refinancing of commercial debt under item 20 of Communication “A” 7,626”; (4) the customer has a Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas, issued within the framework of the provisions of Article 3.21 of the Exchange Regime, for the equivalent of the amount of capital to be paid; and (5) it is a financial indebtedness abroad included in the mechanism of Article 7.11 of the Exchange Regime and the access date is consistent with the conditions required to be included in such mechanism.

Article 3.5.4 of the Exchange Regime establishes that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal and interests of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the foreign exchange market as from November 16, 2020 and the average life of the indebtedness is not less than two years.

Access to the foreign exchange market for the payment of new issues of debt securities

Entities may access to the foreign exchange market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the foreign exchange market an amount equivalent to the face value of the external indebtedness.

The aforementioned requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within two years, for interest accrued through the date of refinancing and, interest that would accrue during the first two years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

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

Non-resident access to the foreign exchange market

Pursuant to Article 3.13 of the Exchange Regime, the prior approval of the BCRA will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, with the exception of the following situations: (a) international organizations and institutions that perform the functions of official export credit agencies; (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions; (c) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by treaties or international agreements, to which the Argentine Republic is a party, to the extent that the transfers are made in the exercise of their functions; (d) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security (“ANSES”), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence; (e) purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (f) transfers to offshore bank accounts of persons who are beneficiaries of pensions granted by the National State in accordance with Laws No. 24,043, No. 24,411, No. 25,914 and complementary laws; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the foreign exchange market as from October 2, 2020 and the repatriation takes place at least two years after its entry.

Access to the foreign exchange market for savings or investment purposes by individuals

Pursuant to Article 3.8 of the Exchange Regime, Argentine residents may access the foreign exchange market for purposes of asset formation abroad, family assistance and derivative transactions (with some expressly stated exceptions) for up to US$ 200 (through debits to local bank accounts) or US$ 100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person.

In all cases, the general requirements detailed under “—Specific Provisions on Access to the Foreign Exchange Market - General Requirements” apply.

Purchases in Argentine pesos made abroad with debit cards and amounts in foreign currency acquired by physical persons in the foreign exchange market as from September 1, 2020, for the payment of obligations between residents within the framework of Article 3.6 of the Exchange Regime, including payments for purchases with credit cards in foreign currency, will be deducted, as from the following calendar month, from the monthly quota of US$ 200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases made since September 1, 2020, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed.

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

In addition, by means of Communication “A” 7,606, the BCRA established that users of public utilities that requested and obtained the subsidy in the tariffs derived from the supply of natural gas and/or electric energy, as well as those that had obtained it automatically, and those that maintain the subsidy in the potable water tariffs, may not, while maintaining the mentioned benefit: (i) access the foreign exchange market to make purchases of foreign currency by physical persons for the formation of foreign assets of residents, remission of family aid and for operations with derivatives, under the terms of Article 3.8. of the rules on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the rules on exterior and foreign exchange.

Finally, through Communication “A” 7,609 the BCRA established, effective as from September 20, 2022, that customers who are legal persons residing in the country engaged in agricultural activities who sell goods within the framework of Decree No. 576/2022 to those who export them directly or as a result of a productive process carried out in the country may not: (i) access the foreign exchange market to make purchases of foreign currency by physical persons for the formation of foreign assets of residents, remission of family assistance and for transactions with derivatives, under the terms of Article 3.8. of the regulations on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the regulations on exterior and foreign exchange. These last provisions are not applicable to physical persons.

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

Derivative transactions

Article 3.12 of the Exchange Regime requires that, as from September 11, 2019, the settlement of futures transactions in regulated markets, “forwards”, options and any other type of derivatives entered into in the country, be made in Argentine pesos.

Likewise, access to the foreign exchange market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that access the local market through this mechanism must designate an authorized institution to operate in the foreign exchange market that will do the follow up the operation and will submit a sworn statement committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to Article 3.4 of the Exchange Regime, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited balance sheets.
(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.
(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
(iv)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)

Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the foreign exchange market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the foreign exchange market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

(b)

Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the foreign exchange market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the foreign exchange market occurs no earlier than two years from the date of settlement in the foreign exchange market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(c)	The client must have a Certification of Increased Exports of Goods.

(d)	It has a certification under the foreign exchange access regimes for incremental production of oil and/or natural gas.

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
(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine treasury bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Foreign currency transfers abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount of US$ 500 in any month, provided that the individual submits a sworn statement stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.

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

(vi)

Payments of debts originating from the importation of goods with customs entry registration up to December 12, 2023 or in services rendered or accrued by non-residents up to the aforementioned date, provided that the remaining regulatory requirements are met and they are carried out with funds deposited in a local account and originating from collections of capital and interest in foreign currency of the Bonds for the Reconstruction of a Free Argentina (BOPREAL).

(vii)

Transfer of foreign currency abroad of customers from their special account for the Regime of Promotion of the Knowledge Economy to the extent that the regulatory requirements established for such purposes for each type of operation are complied with.

(viii)

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

Securities transactions

According to CNV General Resolution No. 988/2023, as amended, sales of marketable securities with settlement in foreign currency, in any jurisdiction and regardless of the law under which they are issued may be made, provided that a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (“Agente Depositario Central de Valores Negociables”), to the extent that the purchases of the marketable securities in question have been made against Argentine pesos.

Likewise, transfers to foreign depository institutions of marketable securities purchased with Argentine pesos, regardless of the law under which they are issued, must comply with a minimum holding period of 1 business day as from the date of deposit of such marketable securities, unless such accreditation (i) results from a primary placement of marketable securities issued by the National Treasury or by the BCRA, in the framework of the Communication “A” 7.918, as amended, (ii) refers to transactions under Articles 3.16.3.6 point (v) and 4.7.2.2. of the Exchange Regime, and (iii) or refers to Argentine shares and/or certificates of deposit (CEDEAR) traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

In addition, (i) the beneficiaries of refinancings provided for in Article 1.1.1. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (ii) the beneficiaries of “Zero Rate Credits”, “Zero Rate Credits 2021”, “Zero Rate Credits Culture” or “Subsidized Rate Credits for Companies”, provided for in Articles1. 1.2. and 1.1.3. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (iii) the beneficiaries of financing in Argentine pesos under section 2 of the Communication “A” 6,937, Articles2 and 3 of Communication “A” 7. 006, as supplemented; until its total cancellation, (iv) the beneficiaries of Article 2 of Decree No. 319/2020 and complementary and regulatory rules, for the duration of the benefit with respect to the update of the value of the installment, and (v) the persons included in the Joint Resolution of the President of the Honorable Senate of the Nation and of the President of the Honorable Chamber of Deputies of the Nation No. 12/2020; will be prevented from selling marketable securities issued by residents to be settled in foreign currency in Argentina or transferring such marketable securities to foreign depositories or exchanging marketable securities issued by residents for foreign assets or the acquisition in the country with settlement in Argentine pesos of marketable securities issued by non-residents. Customers included in the BCRA Communications “A” 7,606 and “A” 7,609 may not carry out these transactions either.

Special provisions for financing under the Plan GasAr

Article 3.5.5 of the Exchange Regime states that to the extent that the BCRA’s prior conformity requirement is in effect for access to the foreign exchange market for the cancellation at maturity of principal and interest on foreign financial debt, this requirement shall not apply to the extent that all of the following conditions are met:

(i)	The funds were used to finance projects within the framework of the Plan GasAr.
(ii)	The funds have been deposited and settled by the foreign exchange market as of November 16, 2020; and
(iii)	The indebtedness has an average life of not less than two years.

Special provisions for the Export Investment Promotion Regime established by Decree No. 234/2021

The Decree No. 234/2021 established a new Export Investment Promotion Regime (the “Promotion Regime”), with the objective, among others, of increasing exports of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development will be the authorities for the application of the Promotion Regime.

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

The requirements are as follows:

(i)	Both legal entities and individuals, resident or non-resident, may apply.
(ii)	Presentation of an “Export Investment Project” consisting of a minimum direct investment of US$ 100,000,000.
(iii)	Comply with the terms and conditions of the projects submitted and approved by the regulators.
(iv)

The followings time are not eligible to apply for the Promotion Regime: (a) individuals and legal entities whose representatives or directors have been convicted of certain crimes with prison sentences and/or disqualification for a specific period of time; (b) individuals and legal entities with overdue and unpaid tax or social security debts; (c) individuals and legal entities with tax or social security debts; (d) individuals and legal entities that have unpaid taxes, fees, fines or surcharges imposed on them by a final judicial or administrative decision in customs, exchange, tax or social security matters; and (e) individuals that have unjustifiably failed to comply with their obligations in connection with other promotion schemes.

Once the relevant requirements have been verified, the application authority will approve the project and will issue an “Export Investment Certificate” for the purpose of accessing the benefits established by the Promotion Regime, which will have a term of 15 years.

Beneficiaries participating in the Export Promotion Regime may apply up to 20% of the foreign currency income obtained from exports related to the project to (i) the payment of principal and interest of financial or commercial debts with foreign countries, (ii) the payment of dividends, and (iii) the repatriation of direct investments of non-residents. However, this benefit may not exceed an annual maximum of 25% of the gross amount of foreign currency liquidated by such beneficiary through the foreign exchange market to finance the development of the project. In estimating the gross amount of foreign currency settled by the beneficiary in the foreign exchange market to finance the project, foreign currency flows from exports will not be taken into account.

In the case of projects involving investments in excess of US$ 500,000,000, the beneficiaries may opt to access an extended benefit for each year in which the benefit previously provided for has not been used.

In the case of projects involving investments between US$ 500,000,000 and US$ 1,000,000,000, for each year in which the benefit has not been used, they may enjoy, for two consecutive years, an amount of free application equivalent to double the percentage previously foreseen.

The calculation of the benefit will be made on the foreign exchange earned from exports related to the project during the year in which the extended benefit is used.

The amount of the free application benefit may not exceed an annual maximum of 40% of the gross amount of the foreign currency effectively entered by the beneficiary in the foreign exchange market to finance the development of the project, at the time of making use of the same.

The benefits of the Promotion Regime will cease (i) upon expiration of the term of use, (ii) in certain cases, when the beneficiary ceases to have the capacity to carry out the activity that is the reason for the investment project, as established in the applicable regime, or (iii) if the beneficiary fails to comply with its obligations under the Promotion Regime without justification.

Regime for Access to Foreign Currency for Incremental Petroleum Production (“RADPIP”)

The Decree No. 277/2022 approved the Foreign Exchange Access Regime for the Incremental Production of Hydrocarbons with the purpose of promoting production in the hydrocarbons sector, generating incentives through the granting of foreign exchange access channels without prior authorization from the BCRA.

In this way, two regimes of access to the foreign exchange market were created to increase investments related to the production of crude oil and natural gas, which will be subordinated to a third regime for the promotion of employment, work and the development of suppliers in the regional and national hydrocarbons industry:

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State that are holders of hydrocarbon exploitation concessions granted by the National State, the provinces or Autonomous City of Buenos Aires and that:

(i)	Adhere to the RADPIP (they may present themselves or associate with duly registered third parties).
(ii)	Obtain incremental crude oil production.
(iii)	Comply with the Regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry; and
(iv)	In case of being beneficiaries thereof, comply with the obligations set forth in the Plan GasAr.

Baseline calculation: The baseline will be the total crude oil accumulated by the beneficiary (including its subsidiaries or producing companies of the same economic group within the country), during 2021, in all the areas over which it holds a concession, according to the official data submitted to the Ministry of Energy as of May 28, 2022.

Incremental production calculation: Once the baseline is obtained, the Annual Incremental Production and Quarterly Incremental Production data will be obtained:

(i)	Annual Incremental Production: Difference between the effective production of the last 12 months and the baseline.
(ii)	Quarterly Incremental Production: 1/4 of the Annual Incremental Production.

Incentives: The beneficiary will enjoy the benefits of the RADPIGN on a percentage of its Incremental Injection on a quarterly basis. The base Incremental Injection Volume Benefit (“VIIB”) will be 30% of the Incremental Injection multiplied by the number of days in the quarter, which may be increased for different circumstances:

(i)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.
(ii)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.
(iii)	By up to 2% if the incremental oil production is obtained from low productivity or previously inactive or closed wells, together with third party recovery companies.
(iv)	By up to 2% when the Annual Incremental Production is obtained by contracting at least 10% of the fracking services from regional or national companies.
(v)

Up to 2% when the beneficiary increases its investment, or initiates a new investment process, in exploration and exploitation of oil in marginal areas or in areas with exclusive conventional production with productive decline. The investment must be of US$ 5,000,000 in a maximum term of 2 years once adhered to the RADPIP.

Access to the foreign exchange market: There will be access to the foreign exchange market for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following destinations:

(i)	Payment of principal and interest on commercial or financial liabilities abroad, including liabilities with nonresident related companies.
(ii)	Payment of profits and dividends corresponding to closed and audited balances; and/or
(iii)	Repatriation of direct investments of non-residents.

In all cases, net of export duties, incorporating premiums or discounts on the quality of crude oil, as regulated.

In addition, Communication “A” 7,914 establishes that the client that has a “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas” (Decree No. 277/2022) may access the foreign exchange market for up to the amount of the certification to carry out:

(i)	Payments of principal of commercial debts for the importation of goods and services.
(ii)

Payments of interest on commercial debts for the importation of goods and services whose creditor is a counterparty related to the debtor without the prior conformity required in Article 3.3.3 of the Exchange Regime.

(iii)	Payment of profits and dividends to non-resident shareholders to the extent that the requirements set forth in Articles 3.4.1. to 3.4.3. of the Exchange Regime are met.
(iv)	Payments of principal and interest on financial indebtedness with foreign countries whose creditor is a counterparty related to the debtor.
(v)	Payments of principal of financial debts in foreign currency covered by the provisions of Article 3.17 of the Exchange Regime, in excess of the amount resulting from the established parameters.
(vi)	Repatriations of direct investments of non-residents in companies that are not controlling companies of local financial institutions.

In all cases, compliance with the remaining general and specific requirements applicable to the transaction, by virtue of the exchange regulations in force, must be evidenced.

Also, pursuant to Communication “A” 7,914, the beneficiaries must nominate a single local financial institution that will be responsible for issuing the “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas” and send them to the financial institution through which the client wishes to access the foreign exchange market.

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Foreign Exchange Access Regime for Incremental Natural Gas Production (“RADPIGN”)

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State who are holders of hydrocarbon exploitation concessions granted by the National State, the provinces or Autonomous City of Buenos Aires and who:

(i)	Adhere to the RADPIGN (they may apply or associate with duly registered third parties).
(ii)	Are awarded in compliance with base natural gas injection volumes over 365 days a year, in the auctions or price contests of the Plan GasAr 2020-2024.
(iii)	Obtain incremental injection levels with respect to the injection baseline; and
(iv)	Comply with the regime for the Promotion of Employment, Labor and the Development of Regional and National Suppliers of the Hydrocarbons Industry.

Injection baseline calculation: The injection baseline will be the annual average daily injection volume of natural gas for the year 2021, with measurement approved by the application authority and the ENARGAS, and effectively injected, including off system production, all from its own areas, including that of its subsidiaries or producing companies of the same economic group within the country.

Incremental injection calculation: Once the injection baseline is obtained, the incremental injection data will be obtained, being the daily average excess, with respect to the injection baseline, of the volume of natural gas effectively injected by the beneficiary. The volume effectively injected will be the average daily injection of the last 12 preceding months.

Incentives: The beneficiary will enjoy the benefits of the RADPIGN on a percentage of its incremental injection on a quarterly basis. The base VIIB will be 30% of the incremental injection multiplied by the number of days in the quarter, which may be increased due to different circumstances:

(i)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.
(ii)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.

Access to the foreign exchange market: Access to the foreign exchange market will be granted for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following purposes:

(i)	Payment of principal and interest on commercial or financial liabilities with foreign countries, including liabilities with non-resident related companies.
(ii)	Payment of profits and dividends corresponding to closed and audited balance sheets; and/or
(iii)	Repatriation of direct investments of non-residents.

In addition, Communication “A” 7,626 (supplementary to Decree No. 277/2022) regulates the requirements applicable for access to the foreign exchange market for those clients who have a “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas”. See “—Regime for Access to Foreign Currency for Incremental Petroleum Production (“RADPIP”)—Access to the foreign exchange market”.

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry (“RPEPNIH”)

In order to access and maintain the benefits of the RADPIP and RADPIGN, the beneficiaries must simultaneously comply with the specific requirements of each regime to which they adhere, the principle of full and successive, regional and national use of the facilities in terms of employment and hiring of workers, and direct provision of services by SMEs (“PyMEs”) and regional companies and, in turn:

(i)	They shall submit to the Ministry of Productive Development and the Energy Secretariat of the Ministry of Economy approval of their Regional and National Supplier Development Plans.
(ii)

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

Criminal Exchange Regime

The Exchange Regime establishes that transactions that do not comply with the exchange regulations established by the Exchange Regime will be subject to the Criminal Exchange Regime (Law No. 19,359 and amendments).

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

Taxation

Argentine tax considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs, based upon tax laws of Argentina as in effect on the date of this annual report and subject to any change in Argentine law that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class D shares or ADSs in each tax as it relates to their particular situation. Although the following description is based on a reasonable interpretation of the rules in force, there can be no assurance that the tax authorities or the courts will agree with each and every one of the comments made herein.

Income tax (“IT”)

Taxation on dividends

No Argentine IT withholding would be levied on dividends paid on our Class D shares or ADSs derived from profits earned during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities, except for the application of the equalization tax (“Equalization tax”). The Equalization tax applies to dividends exceeding the “net accumulated taxable income” from th e immediate prior fiscal period at the time of distribution. To determine the “net accumulated taxable income” under Argentine Income Tax Law (“Income Tax Law”), the IT paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization tax would be imposed at a 35% rate on the excess amount. It is considered a final tax and it is not applicable if dividends are paid in shares (“acciones liberadas”) instead of cash. If applicable, the Company is responsible for withholding the IT.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018 on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% IT withholding as a single and definitive payment on the amount of such dividends (“Dividend tax”). However, if dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no Dividend tax would apply.

In addition, Equalization tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

Taxation on capital gains

As per IT regulations, gains arising from the transfer of shares, as well as quotas and other equity interests, titles, bonds and other securities, are liable to IT (unless exempt), regardless of the type of beneficiary who realizes the gain.

Argentine entities are subject to IT on the net income from the sale, exchange or other disposition of shares, through a progressive tax rate system introduced by Law No. 27,630. This system imposes tax rates ranging from 25% to 35% determined based on the taxpayer’s net accumulated taxable income. The progressive rates applicable for fiscal year 2023 are the following:

Accumulated net taxable income

More than	To	Shall pay	Plus%	On the amount exceeding
Ps. 0	Ps. 14,301,209.21	Ps. 0	25%	Ps. 0
Ps. 14,301,209.21	Ps. 143,012,092.08	Ps. 3,575,302.30	30%	Ps. 14,301,209.21
Ps. 143,012,092.08	Onwards	Ps. 42,188,567.16	35%	Ps. 143,012,092.08

The amounts stated in the chart above are subject to annual updates based on the CPI inflation index rate published by the INDEC.

Losses arising from the sale of shares and ADSs can only be offset against income derived from the same type and source of operations (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

Starting in 2018, Argentine resident individuals and undivided estates enjoy an exemption from capital gains tax on income derived from the sale of shares and other securities in specific scenarios. These scenarios encompass: (i) shares placed through a CNV-authorized public offering; (ii) shares traded on CNV-authorized stock markets with segments that ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges.

Additionally, Article 34 of the Solidarity Law stipulates that Argentine resident individuals and undivided estates are exempt from capital gains tax on the sale, exchange or disposal of securities falling under the provisions of Article 98 of the Income Tax Law, not included in the first paragraph of Article 26 subsection u) of the Income Tax Law. This exemption applies as long as said securities are listed on CNV-authorized stock exchanges or securities markets, without the application of Article 109 of the Income Tax Law. In this sense, Article 109 of the Income Tax Law specifies that total or partial exemptions established or that will be established in the future by special laws for securities issued by national, provincial, or municipal states or the Autonomous City of Buenos Aires, do not affect IT for Argentine resident individuals and undivided estates.

Notably, ADSs would not qualify for the exemption applicable to Argentine resident individuals due to non-compliance with the referred conditions. In the absence of the exemption, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange, or other disposal of ADSs (and shares, if applicable) is subject to a 15% capital gains tax on net income (calculated in Argentine pesos). The acquisition cost may be adjusted based on the CPI inflation index rate published by the INDEC, provided the extent the equity participation was acquired after January 1, 2018.

If Argentine resident individuals and undivided estates undertake a conversion process involving securities representing shares, that do not fall within the exemption scenarios outlined in points (i), (ii) and/or (iii) above, with the intention to hold the underlying shares eligible for the exemption, such conversion would be considered a taxable transfer of the securities representing shares. The taxable value is determined based on their fair market value at the time of conversion. The same tax treatment will apply if the conversion process involves shares not eligible for the exemption being transformed into securities representing shares that qualify for the exemption.

Upon completion of the conversion, the results obtained from any subsequent sale, exchange, swap or any other disposition of the underlying shares or securities representing shares would be exempt from IT, provided that the conditions specified in points (i), (ii) and/or (iii) of the paragraph above are satisfied.

In light of amendments introduced by the Solidarity Law, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates if the securities involved in the conversion process are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

Due to the amendments introduced to the Income Tax Law, non-Argentine resident individuals or legal entities (“foreign beneficiaries”) are also exempt from IT derived from the sale of Argentine shares in the following situations: (i) when the shares are placed through a CNV-authorized public offering; (ii) when shares are traded on CNV-authorized stock markets, with segments that ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges. The exemption applies to the extent the foreign beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Article 90 of the Regulatory Decree of the Income Tax Law, if their funds come from “cooperative jurisdictions”.

In addition, under Law No. 27,430 income arising from the sale of ADSs is categorized as Argentine source income. However, capital gains resulting from the sale, exchange or other disposition of ADSs by foreign beneficiaries residing in a “cooperative jurisdiction” and, whose funds originate from “cooperative jurisdictions”, as per Article 90 of the Regulatory Decree of the Income Tax Law, are exempt from IT on capital gains. This exemption applies as long as the underlying shares are authorized for public offering by the CNV.

In the event that foreign beneficiaries undergo a conversion process of shares not eligible for the exemption into securities representing shares that are exempt from IT, such conversion would be treated as a taxable transfer of shares. The taxable value is determined based on their fair market value at the time of the conversion.

Nevertheless, it is essential to highlight that if non-Argentine residents are situated in a “non-cooperating jurisdiction” (as defined below) or if the invested funds are originated in a non-cooperating jurisdiction, the aforementioned exemptions do not apply. Consequently, any capital gains resulting from the disposal of Class D shares or ADSs will be subject to IT at an effective rate of 31.5% on the gross sale price.

In cases where the exemption is not applicable, and foreign beneficiaries are resident in a “cooperative jurisdiction”, with their funds channeled through “cooperative jurisdictions”, the gain derived from the disposition of ADSs would be subject to IT at a 15% rate on the net capital gain or at an effective rate of 13.5% on the gross price.

As per AFIP General Resolution No. 4,227/2018, various payment mechanisms are outlined depending on the specific circumstances of each sale transaction. In line with Article 252 of the Regulatory Decree of the Income Tax Law, in situations covered by the final paragraph of Article 98 of the Income Tax Law (i.e., when both the acquirer and the seller of the security are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities. Alternatively, the payment can be facilitated either (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Personal assets tax (“PAT”)

Argentine individuals and undivided estates, foreign individuals and undivided estates and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine entities, held at December 31 of each year. Also, according to Article 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the PAT should be understood as referring to “residence” under IT rules. This PAT is imposed on Argentine issuers of such shares, such as the Company, which assumes responsibility for paying this tax on behalf of the relevant shareholders. The PAT is calculated based on the proportional net worth value (“valor patrimonial proporcional”) of the shares, derived from the latest financial statements at December 31 of each year. According to the Argentine Personal Assets Tax Law (“Personal Assets Tax Law”), the Company is entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Under existing regulations, the applicable tax treatment for Argentine resident individuals who hold securities representing Argentine shares (such as the ADSs) is currently unclear. Additionally, there is uncertainty about how the PAT should be estimated in those cases.

Tax on debits and credits in bank accounts (“TDC”)

The TDC is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although there are reduced rates of 0.075%, as well as increased rates of 1.2%.

Decree No. 409/2018 established that the account holder may use up to 33% of the amounts paid for TDC for taxable events subject to the general rate of 0.6%, as well as those taxed at the rate of 1.2%, as a credit against other specific federal taxes. The remaining amount is deductible for IT purposes. If lower rates were applied, the available credit would be reduced to 20%.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the corresponding tax authority in accordance with AFIP General Resolution No. 3,900/2016.

Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of the TDC is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Value added tax (“VAT”)

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the VAT.

Tax for an Inclusive and Caring Argentina (“Impuesto para una Argentina Inclusiva y Solidaria”- “PAIS”)

On an emergency basis and for the term of five fiscal periods since the entry into force of the Solidarity Law, the Argentine government imposed a federal tax applicable to the purchase of foreign currency and other foreign exchange operations carried out by Argentine residents (individuals or entities). The applicable rate is up to 30%. Holders should consider the provisions that apply to them according to their specific case.

Additionally, through AFIP General Resolution No. 4,815/2020, a perception regime was established to be applied to certain operations subject to the PAÍS tax. According to the latest modifications to the regime, the applicable perception is 30% and applies to amounts in Argentine pesos specified for each type of transaction. The amounts perceived will be considered as advance payments for PAT or IT, depending on the taxpayer’s situation.

Stamp tax

The stamp tax is an Argentine provincial tax, which is also levied in the Autonomous City of Buenos Aires, applicable to the execution of onerous transactions within a provincial jurisdiction or the Autonomous City of Buenos Aires, or also outside an Argentine provincial jurisdiction or the Autonomous City of Buenos Aires but with effects in such jurisdiction. Each of the Argentine provinces and the Autonomous City of Buenos Aires apply different tax rates depending on the type of activity.

Stamp tax may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Gross turnover tax (“GTT”)

The GTT is an Argentine provincial tax, which is also levied in the Autonomous City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the Argentine provinces and the Autonomous City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, the GTT could be applicable on the transfer of Class D shares or ADSs and on the perception of dividends to the extent that such activity is conducted on a regular basis within an Argentine province or within the Autonomous City of Buenos Aires. However, under the Tax Code of the Autonomous City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from the GTT.

Regimes for the collection of provincial tax revenues on the amounts credited to bank accounts

Different Argentine tax authorities have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts registered at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class D shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Estate and gift tax

The Buenos Aires Province has imposed a tax on free transmission of assets, including inheritance, legacies, donations, etc.

Regarding the fiscal year 2023, gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions and exclusions, is equal to or less than Ps. 819,105, or Ps. 3,410,400 in the case of parents, children, and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131% in tax period 2023), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if other applicable conditions are met.

Regarding the existence of taxes on the free transmission of assets in the remaining Argentine provincial jurisdictions, the analysis must be carried out taking into consideration the legislation of each Argentine province in particular.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class D shares and ADSs in the Argentine federal courts or the courts sitting in the Autonomous City of Buenos Aires, a court tax (in general at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before Argentine provincial courts.

Other tax considerations

Subject to the discussion above regarding state and gift taxes, there are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

Incoming funds arising from non-cooperative or low or nil tax jurisdictions:

According to Article 82 of Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Article 19 and Article 20 of the Income Tax Law.

As defined under Article 19 of the Argentine Income Tax Law, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine government has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above, currently included in Article 24 of the Regulatory Decree of the Income Tax Law.

In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate IT rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Article 73 of the Income Tax Law.

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

According to the legal presumption under Article 18.2 of Law No. 11,683, incoming funds from “low or nil jurisdictions” could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved.

The unjustified increases in net worth mentioned in the preceding paragraph, plus an additional 10% attributed as income used or consumed in non-deductible expenses, constitute net gains for the fiscal year in which they occur, for the purpose of determining the IT. Furthermore, they may serve as a basis for estimating the omitted taxable transactions during the corresponding fiscal year for VAT and internal taxes, if applicable.

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

It is not clear when, if ever, a treaty will be ratified or enter into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the PAT and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

United States federal income tax (“U.S. IT”) considerations

The following is a summary of material U.S. IT consequences of owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such securities. Please consult your own tax advisor concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for U.S. IT purposes, and it does not describe all the tax consequences that may be relevant to holders, subject to special rules, such as:

●	Certain financial institutions.
●	Insurance companies.
●	Dealers and traders in securities or financial instruments, who use a mark-to-market method of tax accounting.
●

Persons holding Class D shares or ADSs as part of a hedge, “straddle”, wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the Class D shares or ADSs.

●	Persons whose functional currency for U.S. IT purposes is not the U.S. dollar.
●	Entities classified as partnerships for U.S. IT purposes (or partners therein).
●	Persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.
●	Persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States.
●	Tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”.
●	Persons holding Class D shares or ADSs that own or are deemed to own 10% or more of our stock by vote or value.

This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date of this annual report. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class D shares or ADSs.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. IT purposes, a citizen or resident of the United States, a domestic corporation or a person or entity that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such shares or ADSs.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. IT purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

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

Taxation of distributions

Subject to the discussion of the PFIC rules below (see “ —Passive foreign investment company (“PFIC”) rules”), distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. IT principles). Because we do not maintain calculations of earnings and profits under U.S. IT principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), and the discussion below regarding the PFIC rules, dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders are taxable at a reduced rate if they are “qualified dividend income”. Dividends paid on the Class D shares or ADSs will be treated as qualified dividend income if (i) the Class D shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the Class D shares or ADSs, as applicable, (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. Additionally, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. Because the Class D shares are not themselves listed on a U.S. exchange, dividends received with respect to Class D shares that are not represented by ADSs may not be treated as qualified dividends. You should consult your own tax advisor to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine IT. The dividends will be treated as foreign-source dividend income and may not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to generally applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances, Argentine IT, if any, withheld from dividends on Class D shares or ADSs may be creditable against your U.S. IT liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. IRS on regulations promulgated in 2021 and Argentine IT will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Argentine IT on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Argentine IT on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine IT on dividends is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine IT in computing such U.S. Holder’s taxable income for U.S. IT purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Amounts paid on account of the Argentine PAT may not be eligible for credit against your U.S. IT liability. You should consult your tax advisor to determine the tax consequences applicable to you as a result of the payment of the Argentine PAT or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. IT purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance mentioned above also indicates that the U.S. Treasury and the U.S. IRS are considering proposing amendments to the 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of Class D shares or ADSs

Subject to the discussion of the PFIC rules below (see “ —Passive foreign investment company (“PFIC”) rules”), gain or loss you realize on the sale or other disposition of Class D shares or ADSs for U.S. IT purposes generally will be capital gain or loss and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your adjusted tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

If Argentine IT is withheld on the sale or other taxable disposition of Class D shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of such tax. A U.S. Holder generally will not be entitled to credit any Argentine tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. IT liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of Class D shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. IT liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the Argentine IT would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance mentioned above also indicates that the U.S. Treasury and the U.S. IRS are considering proposing amendments to the 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules (including any relevant limitations) to their investment in, and disposition of, the Class D shares and ADSs.

Passive foreign investment company (“PFIC”) rules

We believe that we were not a PFIC for U.S. IT purposes for the taxable year of 2023 and do not expect to be a PFIC in 2024 and the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatments (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of Class D shares or ADSs). Certain elections might be available that would result in alternative and potentially more favorable treatments (such as mark-to-market treatment). You should consult your tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. IT liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required, generally on IRS Form 8938, to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution, such as our ADSs). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of Class D shares or ADSs.

Access to public information

Court decision on Chevron - YPF’s Project Investment Agreement

On November 10, 2015, the Argentine Supreme Court of Justice reversed the first and second instance decisions in the claim stated by Rubén Héctor Giustinani, against YPF S.A. and ordered us to furnish information regarding the Project Investment Agreement (“PIA”) we entered into with Chevron on July 16, 2013, based on the requirements of Decree No. 1,172/2003, which regulates access to information considered public. The PIA aims to develop hydrocarbon resources in Argentina. In compliance with the decision, a full copy of the PIA was delivered to the court on September 22, 2016.

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

Law 27,275 - Access to public information

On September 29, 2016, Law No. 27,275 was published in the Official Gazette to guarantee the effective exercise of the right to access public information, to promote citizen participation and transparency in the public management. This Law provides for a specific exception for companies that are authorized to make public offerings of their securities, which is applicable to YPF S.A.

Documents on display

Reports and other information filed or furnished by YPF S.A. with the SEC may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. All of the SEC filings made electronically by YPF S.A. are available to the public on the SEC’s website http://www.sec.gov.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment, other than broadcasting and acquisition of land located in frontier border areas (and other security areas) according to Law-Decree No. 15,385/1944 (as amended and supplemented from time to time) or rural land by foreign individuals or legal entities according to Law No. 26,737 (as amended and supplemented from time to time), is not restricted. Additionally, no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder (see “Item 4. Information on the Company—History and development of YPF S.A.”).

ITEM 11.	Quantitative and qualitative disclosures about market risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2023, and from which we may derive gains or incur losses from changes in the market, interest rates, foreign exchange rates or commodity prices. We do not use derivative financial instruments for speculative purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key information—Risk factors” and “Item 5. Operating and financial review and prospects—Factors affecting our operations”.

For comparative information for the year ended December 31, 2022 see “Item 11. Quantitative and qualitative disclosures about market risk” in our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the YPF S.A.’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF S.A.’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency.

See Notes 2.b.1) and 4 to the Audited Consolidated Financial Statements, “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” and “Item 10. Additional information—Exchange rates”.

Interest rate exposure

Only 8% of our financial debt is subject to variable interest rates, while all of our financial assets are subject to fixed interest rates. For information about our financial assets and liabilities as of December 31, 2023 that may be sensitive to changes in interest rates, see Note 4 “Market risk management—Interest rate risk” to the Audited Consolidated Financial Statements.

The financial assets held for the purpose of collecting their contractual cash flows and whose contractual terms establish payments, on specific dates, solely of principal and interest are measured at amortized cost. The financial assets held for other purposes, or that do not meet all the conditions to be measured at amortized cost, are measured at fair value through profit or loss. For further information about our accounting policy and fair values of financial assets see Notes 2.b.7) and 6, respectively, to the Audited Consolidated Financial Statements. The majority (99%) of our financial assets that accrued interest are current assets, subject to an interest rate ranging from 0.00% to 6.95%. The remaining financial assets that accrued interest have maturity of less than 5 years.

For information about the maturities of our financial liabilities see Notes 4 “Market risk management—Liquidity risk management” and 21 to the Audited Financial Consolidated Statements and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”. For information regarding fair values of financial liabilities see Note 6 to the Audited Consolidated Financial Statements.

Additionally, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs”.

Hydrocarbons price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain crude oil products, especially in connection with imports, for further information see Note 4 to the Audited Consolidated Financial Statements. For information of our natural gas delivery commitments as of December 31, 2023, see “Item 4. Information on the Company—Business organization—Gas and Power—Natural gas delivery commitments and supply contracts” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in prices of international oil and refined products may adversely affect our results of operations”.

ITEM 12.	Description of securities other than equity securities

American Depositary Shares

Our ADSs are listed on the NYSE under the symbol “YPF”. The Bank of New York Mellon is the Depositary, which the principal executive office is located at 240 Greenwich Street, New York, New York 10286. Each ADS represents one Class D share.

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADRs holders. In 2023, the Depositary made payments totaling US$ 1,942,319.95 to YPF S.A. for ADR program related expenses.

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

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADRs as of the date of this annual report:

Persons depositing or withdrawing shares must pay to the Depositary:	For:

US$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF S.A., an exchange of stock or a distribution of rights) and surrender of ADRs. Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF S.A.

US$ 0.5 (or less) per ADS per calendar year	Depositary services

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF S.A. share register to or from the name of the Depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses, as provided in the deposit agreement

Expenses incurred by the Depositary in the conversion of foreign currency ( (1)

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary, the custodian, or any of their agents (or any agent of the depositary’s or the custodian’s agents) for servicing the deposited securities	As necessary

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

Conclusion regarding the effectiveness of disclosure controls and procedures

As of December 31, 2023, YPF, under the supervision and with the participation of the management, including our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the CEO and the CFO concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2023, in ensuring that information required to be disclosed in reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of YPF’s management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages of this annual report.

Changes in internal control over financial reporting

During 2023 we initiated the deployment of a new system, SAP S/4 Hana Solutions, primarily to replace the commercial and stock systems related to the Downstream business segment, with the most significant implementation expected in 2024. As of December 31, 2023, we implemented changes in our internal controls over financial reporting related to sales of refined products, logistic services purchases and goods purchases processes. These changes, mainly involved the incorporation of new automated internal controls and the updating of manual internal controls, as necessary to ensure the completeness, integrity and accuracy of the information in our accounting and financial reporting process and to take advantage of automated controls provided by this new system. There were no other changes in YPF’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors, at its meeting held on April 29, 2022, determined that Mr. Demian Tupac Panigo was the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Panigo possessed the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Panigo was an independent director according to the CNV regulations. On April 28, 2023 the Board of Directors appointed Mr. Ignacio Perincioli as the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Perincioli possessed the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Perincioli was an independent director according to the CNV regulations. On December 14, 2023 the Board of Directors appointed Mr. Mario Eduardo Vázquez as the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Vázquez possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Vazquez is an independent director according to the CNV regulations.

ITEM 16B. Code of Ethics

The CDEyC of YPF is a fundamental pillar of the Compliance Program. It establishes the Company’s integrity standards, based on corporate ethical values essential for the maintenance of an economically viable and sustainable long-term business. The CDEyC is aligned with current legislation and market best practices.

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

The CDEyC also includes a policy on prohibited periods for trading YPF S.A. securities when conducting stock transactions, among other requirements. This policy applies to officers and those others to whom the CDEyC is applicable to.

Since August 15, 2003, we have not waived compliance with the CDEyC in terms of Foreign Corrupt Practices Act (“FCPA”) and Law No. 27,401. After thorough consideration of national and international guidelines and standards, on November 8, 2023, the Board of Directors of YPF S.A. approved an updated version of the CDEyC which cornerstone is the principle of zero tolerance for bribery and corruption and main amendments are its new sections about defense of competition and commercial loyalty and prevention of money laundering and financing of terrorism.

A copy of the CDEyC can be found at YPF’s web page in English and Spanish, at www.ypf.com/english/Compliance/Paginas/Compliance.aspx, or it can be requested by any person without charge in writing by telephone or e-mail from us at the following address:

YPF S.A.

Investor Relations office

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (+5411) 5441-1215

E-mail:inversoresypf@ypf.com

Ethics Committee

The Board of Directors of YPF S.A. created the Ethics Committee to oversee the Company’s policy so that we achieve the highest standards of quality with regard to the principles and values we promote. As of the date of this annual report, the Ethics Committee´s composition is as follows: the Internal Auditor (Javier Fevre), the Legal Affairs Corporate Vice President (Germán Fernández Lahore), the People and Culture Vice President (Florencia Tiscornia), the CCO (María de las Mercedes Archimbal) and two business representatives (Ignacio Millán and Mauricio Martín). This composition is meant to ensure the decision-making process is both fair and comprehensive. The Ethics Committee is organized through a committee’s charter.

In addition to the members of our senior management and members of the Disclosure Committee whose outside business interests and experiences were described above, we include the following:

Maria de las Mercedes Archimbal

Born: October 29, 1982.

Current position: CCO since May 2021.

Other current activities: None.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Ms. Archimbal held various positions, between 2006 and 2020, in the public and private sector related to government control & accountability, public policies, corporate governance, ethics & transparency and integrity. She is fellow of the International Visitor Leadership Program (“IVLP”) of the US Department of State on Government Oversight and Transparency.

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

Education: Lawyer from Universidad Católica Argentina, MA in International Relations and Negotiations from Universidad de San Andrés and Facultad Latinoamericana de Ciencias Sociales (“FLACSO”), MA in International Economic Relations from Universidad de Barcelona; MA in Administration and Public Policy from Universidad de San Andrés. She holds a postgraduate diploma in Oil & Gas from Universidad Austral. She is certified as Leadership Professional in Ethics & Compliance by the Ethics & Compliance Initiative. She holds a certificate in Corporate Sustainability from Yale University.

Family relations: No family relations to members of the board or senior management.

Ignacio Pablo Millán

Born: May 29, 1975.

Current position: Industrialization Vice President since September 2022.

Other current activities: Member of the Board of Directors of YPF EE and YPF Digital S.A.

Shares in YPF: Owns less than 1% of Class D shares.

Experience: Since joining YPF in 1998, Mr. Millán has held several positions in the Downstream business including Planning Manager, Planning and Management Control Manager, Chemical Commercial Manager, Strategic Planning and Technical Development Manager. In 2018, he was appointed Planning and Innovation Executive Manager. He has served on the Board of Directors of Profertil, Refinor and other companies. Since September 2022, he serves as our Industrialization Vice President. Since December 2023, he reports to the Downstream Vice President. He is a member of the Board of Directors of YPF EE since April 2023 and YPF Digital S.A.U since July 2023.

Education: He is a Chemical Engineer graduated from the ITBA. He holds a master’s degree in Economics and Energy Management from the ISE/IESE Business School.

Family relations: No family relations to members of the board or senior management.

ITEM 16 C. Principal accountant fees and services

The following table sets forth, for the periods indicated, information regarding the fees billed by our certifying accountant, Deloitte & Co. S.A. and subsidiaries by type of service rendered. All services described in the following table were approved by the Audit Committee of YPF S.A.

	2023		2022
Services rendered	Fees	Expenses	Fees	Expenses
	(in thousand of Ps.)
Audit fees	1,408,673	1,471	541,879	241
Audit-related fees (1)	32,172	-	4,322	-
Tax fees (2)	8,096	-	3,835	-
All other fees (3)	88,829	-	111,697	-

	1,537,770	1,471	661,733	241

(1)	Includes mainly accounting certifications, special purpose reports, and other assurance reports provided by auditors to be presented to regulatory authorities, financial institutions and others.
(2)	Includes mainly services related to tax compliance and advice for certain subsidiaries.
(3)

Includes: (i) for 2023, services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and risk management and GRC solutions, and, to a lesser extent, services related to technical assistance over human rights risk analysis, Company’s sustainability report and services related to information security compliance with Payment Card Industry (“PCI”) (ii) for 2022, services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and risk management and GRC solutions, and, to lesser extent, services related to methodological assistance over YPF´s talent projects and technical assistance over human rights risk analysis YPF´s sustainability report, services related to information security compliance with Payment Card Industry (“PCI”) and courses to subsidiaries.

The annual shareholders’ meeting of YPF S.A. appoints the external auditor of YPF S.A., after review of the Audit Committee’s non-binding opinion, which is submitted for consideration to the annual shareholders’ meeting.

The Audit Committee of YPF S.A. has a pre-approval policy regarding the engagement of YPF S.A.’s external auditor for professional services. The professional services covered by such policy include audit and non-audit services provided to YPF S.A. or any of its subsidiaries.

The pre-approval policy is as follows:

●	The Audit Committee of YPF S.A. must pre-approve all audit and non-audit services to be provided to YPF S.A. or any of its subsidiaries by the external auditor of YPF S.A.
●

The Chairman of the Audit Committee of YPF S.A. has been delegated the authority to approve the engagement of YPF S.A.’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit Committee of YPF S.A. for any of the services which require pre-approval as described above. Services approved by the Chairman of the Audit Committee must be ratified at the next plenary meeting of the Audit Committee of YPF S.A.

ITEM 16D. Exemptions from the listing standards for the Audit Committee

None.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. approved the creation of a reserve for purchase of treasury shares. The acquisition of the Company´s shares is for the purposes of granting the share-based compensation plans to our employees. See Notes 2.b.11) and 37 to the Audited Consolidated Financial Statements.

YPF S.A. has not made any purchase of its own shares during 2023. See Note 30 to the Audited Consolidated Financial Statements.

ITEM 16F. Change in registrant’s certifying accountant

During the years ended December 31, 2023, 2022 and 2021 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G. Corporate governance

See “Item 6. Directors, Senior Management and Employees—Compliance with the NYSE Listing Standards on Corporate Governance”.

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J.Insider trading policies

Not applicable.

ITEM 16K. Cybersecurity

Risk management and strategy

Cybersecurity and Corporate Security at YPF are defined as the protection of YPF’s assets, processes and operations from various types of cybersecurity threats. Cybersecurity risk management is the responsibility of our Compliance and Cyber Risk Management team, overseen by our Chief Information Security Officer (“CISO”).

The management of Cybersecurity and Corporate Security is aligned with the Company´s Corporate Risk Management Policy, which is continuously applied throughout the organization, integrating different teams to build a culture and develop best practices on risk management. This culture is in accordance with our corporate ethical values, including the following: “We prioritize security: We protect people and their environment, safeguard information, assets, and the Company’s reputation”, as set forth in the CDEyC and complementary policies of the Company.

Our Corporate Risk Management Policy is based on ISO 31000 “International Organization for Standardization Risk Management” and the guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission, Enterprise Risk Management (“COSO ERM”). In addition, a Cyber Risk Standard for cybersecurity has been implemented based on best practices and international standards.

Each cybersecurity risk is evaluated by considering exposure, probability of occurrence and consequences, allowing YPF to prioritize risk management efforts and assess the criticality levels of both inherent and residual risks. The Corporate Risk Management Model is supported by a comprehensive software deployed across the entire Company, enabling the identification, assessment and monitoring of risks. This software generates reports and indicators, activates alarms and establishes interactions for users that are adapted to multiple scenarios.

As cyber-attacks become more sophisticated, YPF remains committed to making efforts for enhancing its detection, prevention and monitoring capabilities. The Company consistently assesses and, if necessary, improves its cybersecurity measures to reduce the risk of cyber-attacks. This includes adopting software and tools designed for the timely detection of potential intrusions, promoting the preparedness for responding to intrusions and maximizing the Company’s resilience in the event of destructive cybersecurity incidents. Regarding the Company’s response plan for cybersecurity incidents, YPF has implemented an ongoing review mechanism that includes processes to triage, assess severity of, escalate, contain, investigate and remediate the cybersecurity incidents, which could contribute to mitigate operational, brand and reputational damage for YPF.

Throughout 2023, various awareness-raising and training activities were carried out, focusing on more in-depth training in the Company’s technology, covering areas such as information technology (“IT”), operation technology (“OT”) and cybersecurity. The goal was to raise internal awareness about common cybersecurity issues such as phishing, ransomware and data leaks, among others. YPF monitors developments in IT and cybersecurity, analyzes cybersecurity threats and cybersecurity incidents and conducts mandatory trainings and awareness campaigns for its employees, all aimed at protecting YPF against evolving cybersecurity threats.

Nowadays, the Company is designing and developing the security operations technology monitoring center (“SOC OT”), to expand the current scope of monitoring and detect cybersecurity incidents on industrial networks at an early stage.

To further ensure its cybersecurity, YPF engages external providers to conduct penetration tests on its systems and perform ongoing monitoring activities for potential cyber risks.

Our business and results of operations have not been materially affected by cybersecurity threats or incidents, however, no assurance can be given that we will not be subject to any future material cybersecurity incidents. See “Item 3. Risk Factors—Risks relating to our business—We may suffer information technology system failures, network disruptions and breaches in data security”.

Board of Directors and Senior Management roles in cybersecurity

The Board of Directors of YPF S.A. oversees the evolution, risks and action plans of cybersecurity in YPF, according to the cybersecurity model adopted by YPF, through the Risks and Sustainability Committee which monitors the main risks that are specific to YPF, including cybersecurity risks, and the implementation of the corresponding mitigation actions, among other functions. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Risk and Sustainability Committee”.

The CISO recommends to the Risks and Sustainability Committee regarding policies and practices according to best practices on management of cybersecurity risks, among others.

Relevant experience of our CISO, position created in 2021, is as follows:

Leonardo Oscar Iglesias

Born: March 25, 1977.

Current position: CISO since January 2023.

Other current positions: None.

Shares in YPF: Less than 1%.

Experience: For more than 20 years, Mr. Iglesias has held diverse positions in different technology areas within the Company. He has served as a speaker and moderator at numerous national cybersecurity panels and currently holds the position of President in the Cybersecurity Commission at the Argentine Institute for Oil & Gas (“IAPG”). He held the role of Head of Enterprise Architecture until December 2022. He is our Chief Information Officer since January 2023, and reports to the Technology Vicepresidency since December 2023

Education: Engineer from Universidad de Palermo, MBA in Business Administration from Universidad Torcuato Di Tella. He holds a certificate in cybersecurity from Universidad de Palermo. He is certified in different technologies.

Family relations: No family relations to members of the board or senior management.

PART III

ITEM 17.	Financial statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial statements

The following financial statements are filed as part of this annual report:

●	Report of Independent Registered Public Accounting Firm.
●	Our Audited Consolidated Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish version)
1.2	By-laws (Estatutos) of YPF S.A. as amended (English version)
2(d)	Description of securities other than equity securities
11.1	Code of Ethics
12.1	Section 302 Certification by CEO
12.2	Section 302 Certification by CFO
13	Section 906 Certification
15.1	Consent of DeGolyer and MacNaughton
15.2	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2023, dated February 26, 2024.
97.1	Clawback Policy
101	Interactive data files
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Federico Barroetaveña
Name:	Federico Barroetaveña
Title:	Chief Financial Officer

Dated: April 25, 2024

YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023, 2022 AND 2021
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and shareholders of YPF SOCIEDAD ANONIMA
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and subsidiaries (the “Company”) as of December 31, 2023, 2022, and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
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

Critical Audit Matters
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
Impairment of Property, Plant and Equipment (PP&E) — Gas Neuquina Basin cash generating unit (CGU) and disposals groups — Refer to Notes 2.b.5), 2.b.13),2.c) 8) and 38) to the financial statements
Critical Audit Matter Description
The Company’s evaluation of PP&E for impairment involved the comparison of the recoverable amount of each CGU and disposal group to its carrying value. The Company determined the recoverable amount for the CGUs based on the value in use and for the disposal groups based on fair value less cost to disposal. Value in use and fair value less cost to disposal were based on discounted cash flow model, which required management to make significant estimates and assumptions related to crude oil and natural gas reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, abandonment cost, and the discount rate. The disposal groups are evaluated at each disposal group level, separately from their CGU in accordance with IAS 36. Changes in recoverable amount estimates and assumptions or in the level of evaluation in relation to the disposal groups could have a significant impact on the recoverable amount of the CGU or disposal group, and either the amount of any impairment charge or reversal of prior impairment charges.
During the year ended December 31, 2023, the Company recognized an impairment loss for the CGU Gas – Neuquina Basin of U.S. dollar 506 million. On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the upstream business segment (the disposal groups), as of December 31, 2023 the Company recognized an impairment of property, plant and equipment charged of U.S. dollar 1,782 million.
Given the significant judgments made by management to estimate the recoverable amount of the CGU Gas – Neuquina Basin and the disposals groups, and the definition of the level of evaluation in relation to the disposal groups, which could result in an adjustment to the provision for impairment, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to crude oil and natural gas reserve estimates, the forecasts of future revenues, operating costs and capital expenditures and abandonment cost, the discount rate and the definition of the level of evaluation in relation to

3

the disposal groups required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists and to consult with our IFRS specialist.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the CGU Gas – Neuquina Basin and the disposals groups for impairment included, among others:
●
  We tested the effectiveness of controls over the evaluation of PP&E for impairment, including those over the indicators of impairment, the crude oil and natural gas reserve estimates, the forecasts of future revenues, operating costs and capital expenditures, and the discount rate.
●
  We evaluated the Company’s independent reservoir engineer by (1) Examining reports and assessing their scope of work and findings. And (2) Assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.
●
  We tested the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the recoverable amount of the CGU.
●
  We tested for a selection of fields the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the recoverable amount of the disposals groups.
●
  We assessed the reasonableness of management´s crude oil and natural gas reserve estimates, by testing for a selection of fields (1) the source financial information underlying the estimates and (2) comparing management´s estimate with the independent reserves auditor estimate.
●
  We assessed the reasonableness of management´s forecast of future revenues, and operating costs, capital expenditures and abandonment cost, by testing for a selection of fields (1) the source financial information underlying the estimates, (2) future production profiles with management´s crude oil and natural gas reserve estimates, (3) costs and expenditures with historical information and other evidence obtained during the audit, and (4) evaluating management´s ability to accurately forecast certain key assumptions, such as crude oil and natural gas prices and macroeconomic assumptions by comparing those to management´s historical forecasts.
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

4

●
  We evaluated the Company’s independent valuation specialist by (1) Examining reports and assessing their scope of work and findings; and (2) assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.
●
  We consulted with our IFRS specialist regarding the impairment evaluation at each disposal group level, separately from its CGU.
●
  We read and tested the accuracy and completeness of the related disclosures within the consolidated financial statements.
/s/ Deloitte & Co. S.A.
Buenos Aires City, Argentina
March 6, 2024
We have served as the Company’s auditor since 2002.

5

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
CONTENT

F - 1
YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

F - 2
YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

LEGAL INFORMATION
Legal address
Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.
Fiscal year
No.47 beginning on January 1, 2023.
Main business of the Company
The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.
Filing with the Public Registry of Commerce
Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Buenos Aires City, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.
Duration of the Company
Through June 15, 2093.
Last amendment to the Bylaws
April 30, 2021 registered with the Public Registry of Commerce of Buenos Aires City in charge of the Argentine Registry of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations. In addition, an amendment approved by Shareholders’ meeting dated January 26, 2024 is in process of registration with the aforementioned Public Registry.
Capital structure
393,312,793 shares of common stock, $10 par value and 1 vote per share.
Subscribed, paid-in and authorized for stock exchange listing (in pesos)
3,933,127,930.

HORACIO DANIEL MARIN
President

F - 3
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023, 2022 AND 2021
(Amounts expressed in millions of United States dollars)

	Notes	2023	2022	2021
ASSETS
Non-current assets
Intangible assets	7	367	384	419
Property, plant and equipment	8	17,712	17,510	16,003
Right-of-use assets	9	631	541	519
Investments in associates and joint ventures	10	1,676	1,905	1,529
Deferred income tax assets, net	17	18	17	19
Other receivables	12	158	205	190
Trade receivables	13	31	6	43
Investments in financial assets	14	8	201	25

Total non-current assets		20,601	20,769	18,747

Current assets
Assets held for disposal		-	-	1
Inventories	11	1,683	1,738	1,500
Contract assets	24	10	1	13
Other receivables	12	381	808	616
Trade receivables	13	973	1,504	1,305
Investments in financial assets	14	264	319	497
Cash and cash equivalents	15	1,123	773	611

Total current assets		4,434	5,143	4,543

TOTAL ASSETS		25,035	25,912	23,290

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,504	4,507	4,535
Retained earnings		4,445	5,947	3,649

Shareholders’ equity attributable to shareholders of the parent company		8,949	10,454	8,184

Non-controlling interest		102	98	80

TOTAL SHAREHOLDERS’ EQUITY		9,051	10,552	8,264

LIABILITIES
Non-current liabilities
Provisions	16	2,660	2,571	2,519
Contract liabilities	24	34	-	-
Deferred income tax liabilities, net	17	1,242	1,733	1,805
Income tax liability	17	4	26	29
Taxes payable	18	-	1	2
Salaries and social security	19	-	1	32
Lease liabilities	20	325	272	276
Loans	21	6,682	5,948	6,534
Other liabilities	22	112	19	9
Accounts payable	23	5	6	9

Total non-current liabilities		11,064	10,577	11,215

Current liabilities
Provisions	16	181	199	188
Contract liabilities	24	69	77	130
Income tax liability	17	31	27	13
Taxes payable	18	139	173	143
Salaries and social security	19	210	297	229
Lease liabilities	20	341	294	266
Loans	21	1,508	1,140	845
Other liabilities	22	122	12	34
Accounts payable	23	2,319	2,564	1,963

Total current liabilities		4,920	4,783	3,811

TOTAL LIABILITIES		15,984	15,360	15,026

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,035	25,912	23,290

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN
President

F - 4
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

Net income	Notes	2023	2022	2021

Revenues	24	17,311	18,757	13,682
Costs	25	(13,853)	(13,684)	(10,629)

Gross profit		3,458	5,073	3,053

Selling expenses	26	(1,804)	(1,896)	(1,507)
Administrative expenses	26	(705)	(657)	(470)
Exploration expenses	26	(61)	(65)	(30)
Impairment of property, plant and equipment and intangible assets	7-8	(2,288)	(123)	(115)
Other net operating results	27	152	150	(232)

Operating profit or loss		(1,248)	2,482	699

Income from equity interests in associates and joint ventures	10	94	446	287

Financial income	28	4,489	2,188	904
Financial costs	28	(3,979)	(2,315)	(1,408)
Other financial results	28	387	255	233

Net financial results	28	897	128	(271)

Net profit or loss before income tax		(257)	3,056	715

Income tax	17	(1,020)	(822)	(699)

Net profit or loss for the year		(1,277)	2,234	16

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(442)	(194)	(62)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		221	276	177

Other comprehensive income for the year		(221)	82	115

Total comprehensive income for the year		(1,498)	2,316	131

Net profit or loss for the year attributable to:
Shareholders of the parent company		(1,312)	2,228	26
Non-controlling interest		35	6	(10)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		(190)	70	98
Non-controlling interest		(31)	12	17
Total comprehensive income for the year attributable to:
Shareholders of the parent company		(1,502)	2,298	124
Non-controlling interest		4	18	7
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	(3.35)	5.67	0.07

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).
Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN
President

F - 5
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Amounts expressed in millions of United States dollars)

	2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	3
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	(4)	(4)	-	(2)	-	(6)
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit or loss	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,919	14	1	(30)	(40)	640	4,504

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	3	-	3
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(6)	-	(6)
Constitution of reserves (5)	-	226	5,325	35	-		(5,586)	-	-	-
Other comprehensive income	-	-	-	-	(190)		-	(190)	(31)	(221)
Net profit or loss	-	-	-	-	-		(1,312)	(1,312)	35	(1,277)

Balance at the end of the fiscal year	787	226	5,325	35	(684)	(1)	(1,244)	8,949	102	9,051

(1)
Includes (1,873) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,189 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 70 restricted to the distribution of retained earnings. See Note 30.
(5)	As decided in Shareholders’ Meeting of April 28, 2023.

HORACIO DANIEL MARIN
President

F - 6
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (cont.)
(Amounts expressed in millions of United States dollars)

	2022
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	2	5	(5)	(38)	640	4,535
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Repurchase of treasury shares	(19)	19	-	(28)	-	-	(28)
Settlement of share-based benefit plans	3	(3)	(5)	3	-	-	(2)
Absorption of accumulated losses (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,915	18	2	(30)	(38)	640	4,507

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(564)		3,426	8,184	80	8,264
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	2	-	2
Repurchase of treasury shares	-	-	-	-	-		-	(28)	-	(28)
Settlement of share-based benefit plans	-	-	-	-	-		-	(2)	-	(2)
Absorption of accumulated losses (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	70		-	70	12	82
Net profit	-	-	-	-	-		2,228	2,228	6	2,234

Balance at the end of the fiscal year	787	-	-	-	(494)	(1)	5,654	10,454	98	10,552

(1)
Includes (1,431) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 937 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 68 restricted to the distribution of retained earnings.
(5)	As decided in Shareholders’ Meeting of April 29, 2022.

HORACIO DANIEL MARIN
President

F - 7
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (cont.)
(Amounts expressed in millions of United States dollars)

	2021
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	7	(4)	7	(44)	640	4,532
Accrual of share-based benefit plans (3)	-	-	6	-	-	-	6
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	5	(5)	3	(12)	6	-	(3)
Reversal of reserves and absorption of accumulated losses (4)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit or loss	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,931	2	5	(5)	(38)	640	4,535

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	114	1,630	37	(662)		1,619	8,057	73	8,130
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	6	-	6
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(3)	-	(3)
Reversal of reserves and absorption of accumulated losses (4)	-	(114)	(1,630)	(37)	-		1,781	-	-	-
Other comprehensive income	-	-	-	-	98		-	98	17	115
Net profit or loss	-	-	-	-	-		26	26	(10)	16

Balance at the end of the fiscal year	787	-	-	-	(564)	(1)	3,426	8,184	80	8,264

(1)
Includes (1,237) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 673 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	As decided in Shareholders’ Meeting of April 30, 2021.
Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN
President

F - 8
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Amounts expressed in millions of United States dollars)

	2023	2022	2021
Cash flows from operating activities
Net profit or loss	(1,277)	2,234	16
Adjustments to reconcile net profit or loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(94)	(446)	(287)
Depreciation of property, plant and equipment	3,016	2,551	2,816
Amortization of intangible assets	37	43	51
Depreciation of right-of-use assets	220	214	201
Retirement of property, plant and equipment and intangible assets and consumption of materials	383	375	342
Charge on income tax	1,020	822	699
Net increase in provisions	426	139	510
Impairment of property, plant and equipment and intangible assets	2,288	123	115
Effect of changes in exchange rates, interest and others	(692)	(73)	440
Share-based benefit plans	3	8	6
Other insurance income	-	-	(15)
Result from debt exchange	-	-	(21)
Result from assignment of areas	-	-	(21)
Result from sale of assets	-	-	(57)
Changes in assets and liabilities :
Trade receivables	(178)	(397)	117
Other receivables	(178)	(94)	(241)
Inventories	44	(232)	(303)
Accounts payable	736	600	(91)
Taxes payables	74	112	(33)
Salaries and social security	231	80	10
Other liabilities	66	(14)	(92)
Decrease in provisions due to payment/use	(491)	(159)	(81)
Contract assets	(12)	7	(6)
Contract liabilities	25	(29)	56
Dividends received	276	94	56
Proceeds from collection of profit loss insurance	-	1	19
Income tax payments	(10)	(266)	(5)

Net cash flows from operating activities (1) (2)	5,913	5,693	4,201

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,673)	(4,006)	(2,448)
Contributions and acquisitions of interests in associates and joint ventures	(5)	(2)	-
Loans with related parties, net	-	(18)	-
Proceeds from sales of financial assets	583	643	406
Payments from purchase of financial assets	(337)	(740)	(594)
Interest received from financial assets	85	99	41
Proceeds from assignment of areas and sale of assets	15	8	48

Net cash flows used in investing activities	(5,332)	(4,016)	(2,547)

Financing activities: (3)
Payments of loans	(1,396)	(780)	(1,653)
Payments of interest	(623)	(543)	(615)
Proceeds from loans	2,667	402	963
Account overdraft, net	(3)	71	8
Repurchase of treasury shares	-	(28)	-
Payments of leases	(359)	(341)	(302)
Payments of interest in relation to income tax	(8)	(8)	(1)

Net cash flows from / (used in) financing activities	278	(1,227)	(1,600)

Effect of changes in exchange rates on cash and cash equivalents	(509)	(288)	(93)

Net Increase (Decrease) in cash and cash equivalents	350	162	(39)

Cash and cash equivalents at the beginning of the fiscal year	773	611	650
Cash and cash equivalents at the end of the fiscal year	1,123	773	611

Net Increase (Decrease) in cash and cash equivalents	350	162	(39)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)
Includes 193, 175 and 119 for the fiscal year ended December 31, 2023, 2022 and 2021, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance and/or use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2023	2022	2021
Unpaid acquisitions of property, plant and equipment and intangible assets	434	488	357
Hydrocarbon wells abandonment costs	507	268	32
Additions of right-of-use assets	404	306	284
Capitalization of depreciation of right-of-use assets	68	57	44
Capitalization of financial accretion for lease liabilities	13	14	11
Capitalization in associates and joint ventures	-	1	-

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN
President

F - 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS
General information
YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.
YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.
Structure and organization of the economic Group
The following chart shows the organizational structure, including the main companies of the Group, as of December 31, 2023:

YPF
(Argentina)
OPESSA (1) (Argentina) 100%
Refinor (Argentina) 50%
Profertil (Argentina) 50%
YPF Gas (Argentina) 33.99%
YPF Chile (1) (Chile) 100%
YPF Brasil (1) (Brazil) 100%
Eleran (Spain) 100%
AESA (1) (Argentina) 100%
MEGA (Argentina) 38%
METROGAS (2) (Argentina) 70%
95%
Metroenergía (Argentina) 5%
YPF Holdings (4) (United States of America) 100%
YPF Ventures (Argentina) 100%
CT Barragán (Argentina) 50%
YTEC (Argentina) 51%
75%
YPF EE (1)(3) (Argentina)
Luz Del León (1) (Argentina) 100%
42.86%
Y-LUZ (3) (Argentina) 100%
27.30%
IDS (Argentina)
69.99%
CDS (Argentina) 10.25%
YPF International (1) (Bolivia) 100%
OLDELVAL (Argentina) 37%
OTC (Chile) 36%
OTA (Argentina) 36%
Oiltanking (Argentina) 30%
Termap (Argentina) 33.15%
OLCLP (Argentina) 85%

(1)	Held directly and indirectly.
(2)	See Note 35.c.3), “Note from ENARGAS related to YPF’s interest in Metrogas” section.
(3)
On April 13, 2023, YPF EE, through its subsidiary Y-LUZ, completed the purchase from Enel Américas S.A. of 57.14% of common shares of IDS, taking control of IDS and its subsidiary CDS as of said date. Simultaneously, through a joint purchase agreement signed with Pan American Sur S.A. (“PAS”), Y-LUZ transferred shares representing 29.84% of the capital stock of IDS to PAS.

(4)	See Note 3.
(5)	As of January 1, 2023, YPF EE merged with the companies Y-GEN Eléctrica S.A.U. and Y-GEN Eléctrica II S.A.U.

F - 10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business
As of December 31, 2023, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others
Activities covered by each business segment are detailed in Note 5.
The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.a) Applicable accounting framework
The consolidated financial statements of the Company for the fiscal year ended December 31, 2023 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31, each year.
2.b) Material accounting policies
2.b.1) Basis of preparation and presentation
Functional currency
YPF’s functional currency is the U.S. dollar, which has been determined pursuant to the guidelines set out in IAS 21 “The effects of changes in foreign exchange rates”.
Transactions in currencies other than the functional currency of the Company are considered as transactions in foreign currency and are initially recognized in the functional currency using the exchange rate at the date of the transaction (or, for practical reasons, and when the exchange rate has not changed significantly, the average exchange rate of each month). At the end of each reporting period, or at the date of settlement: (i) monetary items in foreign currency are translated at the exchange rate on such date and the exchange differences arising from such translation are recognized in the “Net financial results” line item in the statement of comprehensive income for the period in which they arise; (ii) and non-monetary items in foreign currency which are measured in terms of its historical cost, as well as results, are valued in functional currency using the exchange rate at the date of the transaction.
The effects of translating the results and financial position of subsidiaries, associates and joint ventures with functional currency other than the U.S. dollar are recorded in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.
In the event of total or partial disposal of a subsidiary (resulting in loss of control), an associate or a joint venture whose functional currency is not the U.S. dollar, the exchange differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity are reclassified to profit or loss for the period. In the event of partial disposal of a subsidiary not resulting in loss of control, the proportionate share of the accumulated translation differences is reclassified to the “non-controlling interest” account in the statement of changes in shareholders’ equity.

F - 11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency
The information included in these consolidated financial statements is presented in U.S. dollars, which is the Company’s functional currency.
The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on March 6, 2024.
Financial information of subsidiaries, associates and joint ventures with a functional currency of a hyperinflationary economy
Under IAS 29 “Financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy have to be restated in terms of the measuring unit current (“inflation-adjusted currency”) at the end of the reporting period.
IAS 29 describes certain quantitative and qualitative factors to be considered to determine whether or not an economy is hyperinflationary. Based on such evaluation, it was concluded that the application of adjustment for inflation had to be resumed. Besides, Law No. 27,468 published in the BO on December 4, 2018, established that annual financial statements, for interim and special periods closing on or after December 31, 2018, are to be filed with the CNV in inflation-adjusted currency, as set out in IAS 29.
Financial statements of subsidiaries with a functional currency of a hyperinflationary economy are restated in compliance with IAS 29 before they are included in the consolidated financial statements of their parent company whose functional currency is of a non-hyperinflationary economy (U.S. dollar in the case of YPF), without restating the comparative figures.
Subsequently, the results and financial position of such subsidiaries are translated into U.S. dollars at the closing rate of their financial statements. The effect of restatement of comparative figures, which are presented as amounts in inflation-adjusted currency in the financial statements of the previous fiscal year, and which are not adjusted to reflect subsequent variations in general levels of prices or exchange rates are recognized in the “Result from net monetary position in subsidiaries, associates and joint ventures” line under the “Other comprehensive income” line item in the statement of comprehensive income.
These criteria are also applied by the Group for its investments in associates and joint ventures.
When an economy ceases to be hyperinflationary and, therefore, the entity no longer restates its financial statements according to IAS 29, it will use as historical costs the amounts restated to the inflation-adjusted currency at the date the entity ceased restating its financial statements.
Current and non-current classification
The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities’ operating cycle.
Current assets and liabilities include assets and liabilities that are realized or settled in the 12-month period following the closing date of the period. All other assets and liabilities are classified as non-current.
Accounting criteria
These consolidated financial statements have been prepared under the historical cost approach, considering for the “Property, plant and equipment” and “Intangible assets” line items the attributable cost approach adopted from the date of transition to IFRS (January 1, 2011), except for financial assets measured at fair value through profit or loss (see Note 2.b.7)).

F - 12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Non-monetary assets and liabilities of subsidiaries with the peso as functional currency were restated to the closing currency.
Consolidation policies
The Group consolidates in the financial statements all subsidiaries over which it exercises control and eliminates intragroup balances and transactions, which are those between consolidated entities. The Group controls an entity when it is exposed to or is entitled to the variable returns arising from its interest in the entity and has the ability to affect those returns through its power over the entity, as defined in IFRS 10 “Consolidated financial statements”.
For the consolidation, the most recent financial statements available of the subsidiaries as of the end of each period are used, considering significant subsequent events and transactions and/or available management information and the transactions between YPF and the subsidiaries that would have produced changes in the equity of the latter. The publication date of the most recent financial statements of certain companies of the Group may differ from the publication date of those of YPF, mainly for administrative reasons. Additionally, the accounting principles and criteria used by these companies have been homogenized, where appropriate, with those used by YPF, with the aim of presenting the consolidated financial statements based on uniform measurement and presentation standards.
The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas (70%) and YTEC (51%). The Company concluded that there are no significant non-controlling interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”. The main subsidiaries are described in Note 10.
Joint operations
Interests in JA and other similar contracts defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11 “Joint arrangements”, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JA are described in Note 29.
2.b.2) Intangible assets
Intangible assets are measured using the cost model under IAS 38 “Intangible assets”, in which, after initial recognition, the asset is carried at its cost less amortization and any impairment loss.
The estimated useful life and the amortization method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).
The Group has no intangible assets with indefinite useful lives as of December 31, 2023, 2022 and 2021.
The main intangible assets of the Group are as follows:
Service concessions
The Group classifies hydrocarbon transportation concessions - granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service Concession Arrangements” - as intangible assets (see Note 35.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.
Since the issuance of Decree No. 115/2019, hydrocarbon transportation concessions granted after the publication of such Decree are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 35.a.1)).

F - 13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Exploration rights
Exploration rights represent the exclusive right to perform all the activities required for the search of hydrocarbons in the area defined in the exploration permit and during the terms specified in each bidding document by the enforcement authority, depending on the purpose of the exploration (conventional or unconventional). See Note 35.a.1).
The Group classifies exploration rights as intangible assets in compliance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.
Exploration costs (geological and geophysical expenses, maintenance costs and other costs relating to the exploration activity), excluding exploratory drilling costs, that are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position (see Note 2.b.3)), are charged to net income in the statement of comprehensive income.
When the technical reliability and commercial viability of hydrocarbon field exploitation is demonstrable, these assets are reclassified to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.
Other intangible assets
The Group classifies as intangible assets mainly all acquisition costs of software licenses and development costs of computer applications. These assets are amortized using the straight-line method based on the estimated useful life of each type of asset, which is 5 years on average.
2.b.3) Property, plant and equipment
Property, plant and equipment are measured using the cost model under IAS 16 “Property, Plant and Equipment”, in which, after initial recognition, the asset is carried at its cost less any accumulated depreciation and any impairment losses. The initial cost of the asset comprises its cost of acquisition, construction and any other cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and, if appropriate, the estimate of hydrocarbon wells abandonment costs.
For assets requiring long-term construction to bring them to the conditions required for their use, borrowing costs related to third-party financing are capitalized until the asset is ready to be used, in accordance with the Group’s average debt rate.
Subsequent costs allowing to recover service capacity to achieve continued operation, extend the useful life and/or increase the production capacity of the assets are included in the carrying amount of the assets, or are recognized as a separate asset. Major overhauls are capitalized and depreciated by the straight-line method until the next major overhaul.
Repair, conservation and ordinary maintenance expenses are charged to net income in the statement of comprehensive income in the period in which they are incurred.
The recoverability of these assets is revised as set out in Note 2.b.5).
Any gain or loss arising from the disposal of an asset is charged to net income in the statement of comprehensive income in the period in which such asset is derecognized.
Oil and natural gas production activities
The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining properties, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as intangible assets.

F - 14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Exploration costs, excluding costs associated with exploratory wells, are charged to net income in the statement of comprehensive income. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position until the existence of proved reserves justifying their commercial development is determined. If such reserves are not found, those drilling costs are charged to net income in the statement of comprehensive income. Occasionally, upon drilling completion, it may be determined that an exploratory well has reserves that cannot yet be classified as proved reserves. In such cases, the drilling cost of the exploratory well remains capitalized if the well has found a volume of reserves that justifies its development as a productive well, and if sufficient progress has been made in assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions is not met, the exploratory well cost is charged to net income in the statement of comprehensive income. In addition to the above, the exploratory activity involves, in many cases, the drilling of multiple wells in the course of several years in order to evaluate projects completely. Therefore, some exploratory wells may be subject to evaluation for prolonged periods, until a conclusion is reached concerning the wells and any additional exploratory activities required to evaluate and quantify the reserves related to each project. The detail of exploratory well costs in evaluation stage is described in Note 8.
Drilling costs of development wells and dry development wells, and installation costs associated with the development of oil and natural gas reserves are capitalized in the “Mining properties, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.
Depreciation methods and useful lives
The estimated useful life and the depreciation method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively.
Assets related to oil and natural gas production activities are depreciated as follows:

-
The capitalized costs related to productive activities are depreciated by field, on a unit-of-production method by applying the ratio of produced oil and natural gas to the proved and developed oil and natural gas reserves.

-
Capitalized costs related to acquisition of mining property and extension of concessions with proved reserves are depreciated by field, using the unit-of-production method, by applying the ratio of produced oil and natural gas to total proved oil and natural gas reserves.

Depreciations are adjusted based on changes in the estimates of proved oil and natural gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and natural gas reserves at least once a year. These estimates are audited by independent third parties based on a 3-year
rotation cycle.
All other assets not directly affected to oil and natural gas production are depreciated using the straight-line method calculated based on the estimated useful life of each class of asset, as described below:

Years of estimated useful life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10
Land is classified separately from buildings or facilities that may be located on it, and as it is deemed to have an indefinite useful life, it is not subject to depreciation.

F - 15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Costs related to hydrocarbon wells abandonment obligations
Costs related to hydrocarbon wells abandonment obligations are capitalized at discounted values along with their related assets, and are depreciated using the unit-of-production method. In compensation, a liability is recognized for such concept at the same estimated value of the discounted payable amounts. Changes in the estimates of discounted payable amounts are made considering the current costs based on the best internal and external information available. Those changes are recognized pursuant to the guidelines set out in IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, which indicates that changes in liabilities will be added to, or deducted from the cost of the asset corresponding to the current period, considering that, if the decrease in liabilities exceeds the carrying amount of the assets, such excess will be recognized in net income in the statement of comprehensive income.
2.b.4) Leases
As lessee, the Group recognizes, measures and discloses lease liabilities and right-of-use assets in compliance with IFRS 16 “Leases”. The definition of lease is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: (i) obtain substantially all of the economic benefits from the use the asset, and ii) direct the use of the asset.
Lease liabilities are measured as the aggregate amount of future lease payments discounted at the lessee’s incremental borrowing rate (“discount rate”) at the date of initial recognition of each contract. Subsequently, the Group recalculates the lease liabilities to reflect any lease revision or modification or any revision of the so-called “in-substance” fixed payments, applying, if applicable, a revised discount rate.
Right-of-use assets are measured using the cost model under IAS 16 (see Note 2.b.3)) and are initially recognized as the sum equal to the initial measurement of the lease liability considering prepayments net of lease incentives, initial direct costs and estimated dismantling and restoration costs. Right-of-use assets are depreciated using the straight-line method based on the term of the lease established in each contract, unless the useful life of the underlying asset is shorter or if there is another more representative basis.
The recoverability of right-of-use assets is revised as set out in Note 2.b.5).
The Group continues to recognize short-term leases and leases of low-value underlying assets as expenses in net income in the statement of comprehensive income in accordance with the option specified under IFRS 16, except for those that are capitalized. Variable lease payments related to the underlying asset performance and/or use are recognized in net income in the statement of comprehensive income.
2.b.5) Impairment of property, plant and equipment, intangible assets and right-of-use assets
At the closing date of each period, the Group reviews if there is any indication that these assets may have suffered impairment loss or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the asset is estimated. To such effect, the Group compares their carrying amount with their recoverable amount.
Such assets are grouped into CGUs, the smallest identifiable group of assets generating cash inflows or cash flows independent from those generated by other assets or groups of assets, taking into account regulatory, economic, operational, and commercial conditions.
The assets of the Group’s main CGUs are grouped into: (i) CGUs separated by basins if they correspond to assets of fields with reserves primarily of gas; (ii) a single CGU if they correspond to assets of fields with reserves primarily of oil; and (iii) a single CGU if they correspond to assets affected to oil refining, production of petrochemical products and their commercialization. Changes in regulatory, economic, operating and commercial conditions may alter the grouping of assets into CGUs. A different grouping of assets may result in different estimates of the recoverable amounts of those assets, and, therefore, generate losses or recoveries of additional impairment losses.

F - 16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

If the carrying amount exceeds the recoverable amount of a CGU, an impairment loss is recognized for such excess in value in operating profit or loss in the statement of comprehensive income. Impairment losses are distributed among the CGU’s assets pro rata to their carrying amounts, which are taken into account to calculate depreciation or amortization.
The reversal of an impairment loss is recognized in operating profit or loss in the statement of comprehensive income. To such effect, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so that this new amount does not exceed the carrying amount without considering the impairment loss recognized in previous periods.
In compliance with IFRS 6, the recoverability of exploration rights recognized in the “Intangible Assets” line item in the statement of financial position is assessed separately, if any events of circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” line item in the statement of financial position when their technical reliability and commercial viability are demonstrable.
Measuring the recoverable amount
The recoverable amount for each CGU is determined as the higher of (i) its fair value less costs of disposal, i.e. the price that would be received in and orderly transaction between market participants to sell the asset, less the costs of disposal of such assets, if such value is available, reasonably reliable and based on recent negotiations with potential buyers or similar transactions, and (ii) its value in use, i.e. the projections of cash flows generated by the exploitation of the assets, based on the best estimates of income and expenses available in relation to the economic conditions that will prevail during the remaining useful life of the assets, using past results and forecasts of business evolution and market development, discounted at a rate that reflects the weighted average cost of the capital employed.
In calculating value in use, the prices for the purchase and sale of hydrocarbons, refined products and petrochemical products, the current regulations and estimates of capital expenditure standout among the most sensitive aspects included in cash flow projections of the main CGUs. The assessment of the particular and variable circumstances used in cash flow projections requires the use of estimates (see Note 2.c)).
2.b.6) Investments in associates and joint ventures
Associates and joint ventures are accounted for using the equity method (see Note 10).
According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income in the “Income from equity interests in associates and joint ventures” line item. Additionally, its carrying amount increases or diminishes to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.
Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations (see Note 2.b.1) “Consolidation policies” section) when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement.
Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.
Investments in associates and joint ventures have been valued based on the last financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter. See Note 2.b.1) “Consolidation policies” section.
Interest in companies with negative equity are presented under the “Other liabilities” line item in the statement of financial position.

F - 17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

At the closing date of each period, the Group reviews if there is any indication that these investments may have suffered an impairment in value or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the investment is estimated. If an impairment in value or recovery of an impairment loss is recognized in previous periods, it is recognized in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income.
2.b.7) Financial instruments
The Group’s classification of financial assets is determined by the business model for the management of such assets and the characteristics of contractual cash flows.
A financial asset is measured at amortized cost if the following conditions are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (2) the contractual terms establish payments, on specific dates, solely of principal and interest. These financial assets are initially recognized at fair value plus costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Gain (loss) arising from derecognition, modifications, reclassifications at fair value through profit or loss, impairment in value, or from applying the effective interest rate are recognized in the “Net financial results” line item in the statement of comprehensive income.
If a financial asset fails to meet any of the above conditions to be measured at amortized cost, it is measured at fair value through profit or loss. These financial assets are initially recognized at fair value and the costs of the transaction incurred are recognized as expenses in net income in the statement of comprehensive income. Changes in the fair value and results from the sale of these assets are recognized in the “Net financial results” line item in the statement of comprehensive income.
The purchase and sale of financial assets are recognized at the date in which the Group undertakes to purchase or sell those assets. The Group reclassifies financial assets only when the business model used to manage such assets changes.
Financial liabilities are initially recognized at fair value less costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method. Interest on debt instruments is recognized in the “Net financial results” line item in the statement of comprehensive income, except for interest that is capitalized.
In general, the Group uses the transaction price to determine the fair value of a financial instrument on initial recognition.
Impairment of financial assets
The Group evaluates the impairment of its financial assets measured at amortized cost using the expected credit loss model, recognizing in profit or loss for the period the amount of change in the expected credit losses during the lifetime of the financial asset, as an impairment gain or loss in the “Selling expenses” line item in the statement of comprehensive income, and applying the simplified approach allowed under IFRS 9 “Financial instruments” for trade receivables.
Under IFRS 9, expected credit losses are estimated by preparing a matrix based on maturity tranches, grouping the financial assets by type of customer: i) related parties; ii) public sector and iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment defaults; ii) existence of guarantees; and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected credit loss rate is assigned, which is calculated on the basis of the historical payment performance adjusted to current economic conditions and forecasts of future economic conditions.
Derecognition and offsetting
Financial assets are derecognized when the rights to receive cash flows from such investments and the risks and benefits related to their ownership have expired or have been transferred.

F - 18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Financial liabilities are derecognized when they have extinguished, i.e. when the obligation has been paid or cancelled, or has expired. In addition, the Group will account for an exchange of financial instruments with substantially different terms as an extinguishment of the original financial liability, recognizing a new financial liability. Similarly, the Group will account for a substantial modification in the current terms of a financial liability as an extinguishment of the financial liability and the recognition of a new financial liability.
Financial assets and liabilities offset each other when there is a legally enforceable right to set off such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.
2.b.8) Inventories
Inventories are valued at the lower of cost and net realizable value. Cost includes costs of purchase (less trade discounts, rebates and other similar items), costs of conversion and other costs, which have been incurred in bringing the inventories to their present location and condition for their sale according to the nature of the asset. The net realizable value is the estimated selling price in the ordinary course of business less costs to sell.
In the case of refined products, costs are allocated in proportion to the selling price of such products (isomargin method) due to the difficulty of recognizing the production costs for each product on an individual basis.
The Group assesses the net realizable value of inventories at the end of each period, charging the corresponding value adjustment to net income in the statement of comprehensive income when it exceeds their net realizable value, and reversing such adjustment when the circumstances that caused it change.
2.b.9) Cash and cash equivalents
In the statement of cash flows, cash and cash equivalents include cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months. They do not include bank overdrafts, which are presented as loans.
2.b.10) Shareholder’s equity
The “Capital” and “Treasury shares” accounts are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account.
When the Company buys its own shares to comply with share-based benefit plans to be settled with equity instruments, the cost incurred is presented in the “Acquisition cost of treasury shares” account. The difference between such cost incurred and the amount accrued from share-based benefit plans presented in the “Share-based benefit plans” account, is presented in the “Share trading premium” account (see Notes 30 and 37).

F - 19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.11) Share-based benefit plans
The Group maintains share-based benefit plans with the characteristics mentioned in Note 37. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based Payments”.

-
Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service, based on the Group’s estimate of the number of equity instruments that will finally be granted considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will be granted based on the grant conditions specified under the respective benefit plan.

-
Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments assigned with an offsetting entry in the “Bonuses and incentives provision” account in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income.

2.b.12) Revenues
Revenues from contracts with customers
Under IFRS 15 “Revenues from Contracts with Customers”, the Group identifies the main contracts with customers (see Note 24) and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.
In contracts related to the sale of goods, revenue is recognized when control of the goods is transferred to the end customer, which occurs when the physical possession of the goods is transferred at the point of delivery based on the contractual terms of the agreements. When the performance obligation is satisfied at a given point in time, the Group recognizes as revenue the transaction price, which is the amount of consideration to which it expects to be entitled in exchange for those goods based on the selling price of each good.
Service contracts and construction contracts establish performance obligations that are satisfied over time. In the case of service contracts, revenue is recognized upon the effective provision of such services and in accordance with the respective contractual clauses. In the case of construction contracts, revenue is recognized by measuring the degree of progress towards complete satisfaction, where such satisfaction may be reliably measured using the input method as the most appropriate method based on the contractual terms of the agreements and considering the final estimated margin of each work and its degree of progress by the end of the period.
Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down into the following categories: (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments (see Notes 5 and 24).
Income from Government incentive programs
Under IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, grants awarded by the National Government are recognized at fair value when there is reasonable assurance that the grants will be received and that the conditions attached to the grant will be complied with.
Income from National Government grants are disclosed in the “National Government incentives” line under the “Revenues” line item in the statement of comprehensive income.
In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 35 and 36.

F - 20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.13) Non-current assets held for sale
Non-current assets (or disposal group) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Immediately prior to the classification of a non-current asset (or disposal group) as held for sale, the carrying amount of the non-current asset (or disposal group) is measured in accordance with applicable IFRS, including IAS 36 “Impairment of assets”.
Non-current assets (or disposal group) are classified as held for sale if their carrying amount will be recovered through a sale or disposition transaction rather than through continuing use. In order to reach that conclusion, the Company analyze the substance of the transaction considering whether there has been a transfer of all risks and rewards (including the provision for hydrocarbon wells abandonment obligations). This condition is regarded as met only when the sale or disposition transaction is highly probable and the non-current asset (or disposal group) is available for immediate sale in its current condition.
As provided for in the IFRS 5 “Non-current assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company´s Management must be committed to a plan to dispose the asset (or disposal group) and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale transaction should be expected to qualify for recognition as a completed disposal within 1 year from the date of classification, except as permitted by IFRS 5, and actions required to complete the plan should indicate that is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The Group considers there is an impairment loss indicator under IAS 36 when a non-current asset (or disposal group) meets all the requirements to be classified as held for sale of the IFRS 5 before the approval of issuance of the financial statements (but not at the end of the period corresponding to such financial statements), and the carrying amount of such non-current asset (or disposal group) exceeds its fair value less costs of disposal. In this case, the Group is required to perform an impairment review of such non-current asset (or disposal group) separately from its CGU and, if necessary, an impairment loss is recognized in accordance with IAS 36.
2.b.14) New standards issued
As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2023 and which have been adopted by the Group, if applicable
Amendments to IAS 1 “Presentation of financial statements” and IFRS Practice Statement 2 - Disclosure of Accounting Policies
In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023:

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
The Group has conducted the analysis of the disclosure of material accounting policies following the implementation of the modifications mentioned above, and therefore, certain disclosures have been readjusted allowing a better understanding for users of the Group’s consolidated financial statements.

F - 21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IAS 8 - Definition of accounting estimates
In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023.
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
The implementation of the modifications mentioned above has not had any material effects on the Group’s consolidated financial statements.
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
The Group has made the break-down of deferred tax assets and liabilities arising from Right-of-use assets and Lease liabilities, following the implementation of the aforementioned amendments. Also, the comparative information for fiscal year ended December 31, 2022 and 2021 has been restated in compliance with IAS 12 amendments (see Note 17). However, this had no effect on initial retained earnings.
Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules
In May 2023, the IASB issued amendments to IAS 12 related to the Pillar Two Model Rules of the International Tax Reform (“Reform”) developed by the Organization for Economic Co-operation and Development (“OECD”), which are applicable to fiscal years beginning on or after January 1, 2023.
These amendments introduce a temporary exception to the requirements of IAS 12, allowing an entity not to recognize or disclose information about deferred taxes arising from the income tax effects of applying the Reform. Additionally, it requires certain additional disclosures in the annual financial statements.
As of the date of these consolidated financial statements, the implementation of the aforementioned modifications has had no effects as there is no tax regulatory framework relating to such Reform in the jurisdictions where the Group operates. However, the Group is monitoring possible future changes that might be observed in tax regulations.

•	Standards and interpretations, the application of which is not mandatory as of the closing date of these consolidated financial statements and which have not been adopted by the Group
On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the earlier application of the IFRS and/or their amendments will not be allowed for issuers filing financial statements with the CNV, unless specifically allowed by such agency. In this sense, the Group did not apply these IFRS and/or its modifications in advance.

F - 22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture
In September 2014, the IASB amended IFRS 10 and IAS 28 “Investments in associates and joint ventures” to clarify that in transactions involving a controlled entity, the extent of the profit or loss to be recognized in the financial statement depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3 “Business combinations”. In December 2015, the IASB indefinitely postponed the application of such modifications.
Amendments to IAS 1 - Classification of liabilities
In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are applicable to fiscal years beginning on or after January 1, 2024.
The amendments clarify that liabilities classification in current and non-current:

-
Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

-	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.
-	That settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.
Amendments to IFRS 16 - Leases
In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable to fiscal years beginning on or after January 1, 2024.
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
Amendments to IAS 1 - Non-current liabilities with covenants
On October 2022 the IASB issued amendments to IAS 1 in relation to the classification of non-current liabilities with covenants, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.
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
As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of the aforementioned amendments will not have a significant impact on its financial statements, except for additional disclosures supplementing the information that is being reported.

F - 23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements
In May 2023, the IASB issued amendments to IAS 7 “Statement of cash flows” and IFRS 7 “Financial instruments: Disclosures” related to supplier finance arrangements, which are applicable to fiscal years beginning on or after January 1, 2024.
These amendments introduce new disclosure requirements of qualitative and quantitative information in the annual financial statements related to the mentioned supplier finance arrangements, such as contractual terms, carrying amounts of financial liabilities, settlements made and/or maturity dates, among others. The amendments do not require comparative information disclosure.
As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of the amendments will not have a significant impact on its financial statements, except for certain additional disclosures in notes that complement the information currently presented.
Amendments to IAS 21 - Lack of exchangeability
In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for reporting periods beginning on or after January 1, 2025.
These amendments eliminate the applicable methodology described in IAS 21 where there was a temporary lack of exchangeability between two currencies, and introduce the definition of exchangeability between currencies and an analysis approach that requires each entity to identify whether a currency is exchangeable into another currency for each specific purpose for which such currency would be obtained following a series of parameters, such as an assessment of whether the currency is obtained within an ordinary administrative period, the ability to obtain said currency, among others. Once the absence of exchangeability between two currencies has been identified, the exchange rate should be estimated to represent that which would be obtained in an orderly transaction between market participants and which reflects economic conditions. These amendments do not specify a methodology for estimating the exchange rate to be used, which must be developed by each entity.
Additionally, these amendments incorporate disclosure requirements such as a description of the restrictions giving rise to the absence of exchangeability, a qualitative and quantitative description of the transactions involved, the types of exchange rates used and their estimation method, a description of the risks to which the entity is exposed due to the absence of exchangeability, among others.
As of the date of issuance of these consolidated financial statements, the Group is evaluating the effects of implementing these amendments.
2.c) Significant estimates and key sources of estimation uncertainty
In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit (loss) may differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.
The assumptions relating to the future and other sources of uncertainty about the estimates made for the preparation of these consolidated financial statements are described below:
Oil and natural gas reserves
Estimating oil and natural gas reserves is an integral part of the Group’s decision-making process. Oil and natural gas reserves are estimated using geological and engineering data, which implies a degree of uncertainty and depends on certain factors, assumptions and variables used in such estimation, some of which are beyond the Group’s control. The volume of oil and natural gas reserves, which is directly associated with projects, investments and business plans, is used to calculate depreciations, as well as to assess the recoverability of Upstream assets.
The Group makes estimates and assumptions related to oil and natural gas reserves in accordance with the rules and regulations set out in Rule 4-10 (a) of Regulation S-X of the SEC for the oil and natural gas industry.

F - 24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Provisions
The Group’s legal or assumed obligations are recognized, measured and disclosed in compliance with IAS 37 “Provisions, contingent liabilities and contingent assets”. Provisions include both obligations whose occurrence does not depend on future events (as the provision for environmental liabilities and the provision for hydrocarbon wells abandonment obligations), as well as obligations whose fulfillment depends on the occurrence of a future event that is beyond the Group’s control (as the provision for lawsuits and contingencies).
Except for the provision for hydrocarbon wells abandonment obligations and the provision for environmental liabilties whose disbursement dates are estimated on the basis of work plans, the non-current provision for lawsuits and contingencies, given the nature of the items included, it is not possible to reasonably estimate a specific schedule for the respective disbursement dates.
In relation to the provision for lawsuits and contingencies, the final outcome of complaints, claims and litigation, as well as the category assigned by the Group to a given matter may differ, since estimates are based on the interpretation of rules, contracts, opinions and assessments of the amount of damages. Therefore, any change in the circumstances related to this type of contingencies and the strategy defined in each case might have a significant effect on the provision recognized for lawsuits and contingencies or the category assigned by the Group.
In relation to the provision for environmental liabilties, the Group is subject to several environmental protection laws and regulations imposing penalties for pollution cleanup costs and environmental damages resulting from its operations. The Company believes that the Group’s operations substantially comply with the laws and regulations currently in force relating to environmental protection, as they have been historically interpreted and applied. However, the Company regularly conducts studies in order to gain deeper knowledge of the environmental damage of certain geographic areas where the Group operates, in order to establish their status and any necessary remediation. Until such studies are completed and assessed, the Group cannot estimate the additional costs that will need to be incurred, if any.
In relation to the provision for hydrocarbon wells abandonment obligations, considering the number of wells not yet abandoned, as well as the complexity with respect to several geographic areas where the wells are located, current costs incurred for hydrocarbon wells abandonment are used for estimating future costs, which constitute the best estimate for the provision for hydrocarbon wells abandonment obligations. Changes in laws or regulations related to the abandonment of hydrocarbon wells, in costs, in the useful lives of hydrocarbon wells, in discount rates and/or in the applied technologies have an effect on the reassessment of these estimates. The accounting policies applied to the provision for hydrocarbon wells abandonment obligations are outlined in Note 2.b.3).
The Group cannot anticipate the legislation or regulations that will be enacted in the future or how future regulations will be administered, which, like the studies in progress, could materially affect the results of operations in the long term.
In relation to certain provisions, contingent liabilities and contingent assets, the Group, in accordance with the exemption contemplated under IAS 37, has decided not to disclose certain critical information that could seriously adversely affect the Group in third-party claims.
Income tax and deferred taxes
The income tax expense for the fiscal year includes both current and deferred income tax expenses, which are determined and disclosed in compliance with IAS 12. The Group regularly assesses the positions taken in tax returns regarding situations in which tax regulations are subject to interpretations and makes provisions where appropriate based on the amounts expected to be paid to tax authorities.

F - 25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Income tax expense is calculated based on the tax laws enacted, or substantially enacted by the end of each period in the countries where the Group operates and generates taxable income. In addition, other factors are taken into account, such as the evaluation of the options established by such laws and their regulations, the interpretations associated with tax treatments for transactions and/or events not expressly provided for under current tax laws, analyzing if the tax authority might accept an uncertain tax treatment, and estimates related to the timing and realization of deferred taxes, such as the expected effective tax rate at such date.
Deferred tax assets recognize tax loss carryforwards to the extent their offsetting through future taxable income is probable. In assessing the recognition of deferred tax assets, the Group considers the anticipated reversal of deferred tax liabilities, projections of future taxable income and tax planning strategies. Assumptions regarding the generation of future taxable income depend on the Group’s estimates of future cash flows. To the extent future cash flows and taxable income differ significantly from the estimates, the Group’s capacity to realize the recorded net deferred tax assets might be affected.
Also, changes in tax regulations and/or their interpretations may affect such estimates. See Note 17.
Provision for Impairment of property, plant and equipment, intangible assets and right-of-use assets
The main guidelines used in estimating the recoverable amount of property, plant and equipment, intangible assets and right-of-use assets are described in Note 2.b.5).
Measuring the recoverable amount of an asset involves the Group’s estimates on uncertain issues, such as inflation and deflation effects on costs, the discount rate, the volume of reserves , the distribution over time of production levels associated with such reserves and future prices of products, including the outlooks on supply and demand conditions in the local and international markets for oil, natural gas and refined products, which affect selling prices considered in cash flow projections. The Group’s estimates are subject to changes as new information becomes available.
As regards measurement of CGUs that group assets of fields with oil and natural gas reserves, cash flow projections are used covering the economically productive life of the fields, limited by the termination of exploitation concessions, agreements or investment contracts. Cash flow projections are determined using the Group’s best estimate of oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, among other factors. Likewise, cash flow forecasts of unproved reserves are weighted by risk factors.
Cash flow projections of CGUs that group assets other than those mentioned in the previous paragraph are estimated based, among other things, on the expected evolution of sales, unit contribution margins, fixed costs, variable costs and investment levels, in line with the outlooks contemplated in business plans and taking into account the current status of each group of assets. Likewise, cash flow projections until the end of an asset’s useful life are estimated by extrapolating cash flow projections based on budgets or forecasts, using the appropriate discount rates.
The prices considered in cash flow projections are based on a combination of projections available in the markets where the Group operates and taking into account the specific circumstances that could affect the different products commercialized by the Group. In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indication (or reversal of an impairment loss). Impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are within the range of price forecasts published by third-party experts of the oil and gas industry and government agencies. Natural gas prices correspond to the average weighted price per basin and sales channel, determined according to current contracts and regulations and the market supply and demand forecast.

F - 26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative Information
Amounts and other information corresponding to the fiscal years ended December 31, 2022 and 2021 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2022. Likewise, changes in comparative figures as mentioned in Notes 2.b.14) and 5 and certain additional disclosures of non-significant information have been made.

3.	ACQUISITIONS AND DISPOSALS
Dissolution of the companies YPF Holdings, Inc., YCLH Holdings, Inc. and YPF Services USA Corp.
On January 5, 2024, the Secretary of State of the State of Delaware approved, effective from December 28, 2023, the dissolution of YPF Holdings, Inc., YCLH Holdings, Inc. (subsidiary 100% controlled by YPF Holdings, Inc.) and YPF Services USA Corp.

4.	FINANCIAL RISK MANAGEMENT
The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.
The following provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.
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
The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and financial liabilities as well as certain expected cash flows may be affected by changes in exchange rates, interest rates or certain other price variables.
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
Likewise, based on the restrictions ordered by the BCRA for access to the Foreign Exchange Markets, the Group maintains an active strategy in the management of liquidity (see Note 35.g)).

F - 27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, mainly taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2023:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax corresponding to financial assets and liabilities	+10%	31
	-10%	(31)
However, during the fiscal year ended December 31, 2023, the exchange rate to convert pesos to U.S. dollars showed a 356% variation.
Interest rate risk
The Group is exposed to risks associated with fluctuations in interest rates on loans and investments in financial assets. Changes in interest rates may affect the interest income and loss derived from financial assets and liabilities tied to a variable interest rate.
The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and use derivative financial instruments to hedge the risks associated with interest rates.
The table below provides information about the financial assets and liabilities as of December 31, 2023 that accrue interest considering the applicable rate:

	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	985	7,497
Variable interest rate	-	693

Total (3)	985	8,190

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
The variable rate financial loans represent 8% of the total loans as of December 31, 2023, and include NO, pre-financing of exports and financial loans with local and international entities. The loans at variable interest rate are mainly subject to the fluctuations in BADLAR, SOFR, LIBOR, CDI and SELIC, of which 44 accrue interest of BADLAR plus a spread between 0.10% and 5.00%, 607 accrue interest of SOFR plus a spread between 0.25% and 8.50%, 4 accrue interest of LIBOR plus a spread of 1.50%, 7 accrue interest of CDI plus a spread between 0.34% and 6.00% and 2 accrue interest of SELIC plus a spread between 2.75% and 4.90%.
During the fiscal year ended December 31, 2023, the Group entered into interest rate swaps.
Financial assets mainly include, in addition to loans with related parties and trade receivables, which have low exposure to interest rate risk, fixed-interest deposits, BCRA bills, public securities and private securities.
The table below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2023:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(3)
	-100 b.p.	3

F - 28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

Price risk
The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements.
The Group does not use derivative financial instruments to hedge the risks associated with the fluctuations of the prices of commodities as well as the price risk inherent to investments in public securities and mutual funds.
As of December 31, 2023, the Group was not significantly affected by the variation in the valuation of mutual funds and public securities (see “Fair value measurements” section in Note 6). As of December 31, 2023, the aggregate value of financial assets at fair value through profit or loss amounts to 210.
The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2023:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+ 10%	21
	- 10%	(21)
The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others.
The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations; however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, abrupt changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face abrupt price changes), and which may therefore lead the Group to not be able to maintain such relationship. In 2023, oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management
Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2023, the availability of liquidity reached 1,123, considering cash of 230 and other liquid financial assets of 893. Additionally, the Group has other investments freely available for 217 included in “Investments in financial assets” line item in the statement of financial position (see Note 14). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue debt under the Frequent Issuer Regime.
Based on the restrictions established by the BCRA for access to the Exchange Market to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2023, all the provisions issued were fulfilled by the Group. See Notes 21 and 35.g).

F - 29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2023:

	2023
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	341	174	81	38	15	17	666
Loans	1,508	1,746	1,099	1,226	785	1,826	8,190
Other liabilities (1)	120	40	35	36	-	1	232
Accounts payable (1)	2,313	-	-	-	-	4	2,317

	4,282	1,960	1,215	1,300	800	1,848	11,405

(1)	Includes the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.
Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judicial judgements, among others. See Notes 16, 32 and 33.
Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.
The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2023, the Group is in compliance with its covenants.
It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2023.

•	Credit risk management
Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.
Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its customers and to third parties, in line with best practices using for such end internal customer records and external data sources.
Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investments in financial assets, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.
Likewise, the charge for doubtful trade losses is charged to net income in the statement of comprehensive income, based on specific information regarding its clients.
Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.7).
The maximum exposure to credit risk of the Group of December 31, 2023 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	1,123
Investments in financial assets	272
Other financial assets	1,295

F - 30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

Considering the maximum exposure to the credit risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for approximately 1,015 and represents 38%, while the Group’s remaining debtors are diversified.
Following is the breakdown of the financial assets past due as of December 31, 2023:

	Current trade receivable	Other current receivables
Less than three months past due	41	3
Between three and six months past due	13	1
More than six months past due	90	3

	144	7

As of December 31, 2023, the provision for doubtful trade receivables amounted to 59. These provisions are the Group’s best estimate of the credit losses incurred in relation with accounts receivables.
Guarantee policy
As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances, surety bonds, and guarantee customer - supplier, among others.
The Group has effective guarantees granted by third parties for an amount of 945, 873 and 737 as of December 31, 2023, 2022 and 2021, respectively.
During the fiscal years ended December 31, 2023, 2022 and 2021 the Group did not execute guarantees.

5.	BUSINESS SEGMENT INFORMATION
The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.
Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.
The business segment structure is organized as follows:

•	Upstream
The Upstream segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling.
Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream segment; and (ii) the sale of the natural gas produced, and the sale of the natural gas retained in plant to the Gas and Power segment.
This segment incurs all costs related to the activities mentioned above.
On January 1, 2023, certain assets related to the exploration, exploitation and production of frac sand for well-drilling, which were formerly included in Central Administration and Others, were assigned to the Upstream segment. In addition, the comparative information for fiscal years ended December 31, 2022 and 2021 has been restated.

F - 31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

•	Downstream
The Downstream segment performs activities relating to: (i) crude oil refining and petrochemical production; (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of crude oil and refined and petrochemical products obtained from such processes; and (iv) commercialization of specialties for the agribusiness industry and of grains and their by-products.
Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.
This segment incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream segment and third parties and the purchase of gasoline, propane and butane and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Gas and Power
The Gas and Power segment performs activities related to: (i) natural gas transportation to third parties and the Downstream segment, and its commercialization; (ii) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, it undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.
Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream segment, the distribution of natural gas through our subsidiary Metrogas, the sale of gasoline, propane and butane to the Downstream segment and the provision of LNG regasification services.
This segment incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream segment.
On January 1, 2023, certain assets related to the production, storage, distribution and sale of fertilizers through the Profertil joint venture, which were formerly included in Downstream segment, were assigned to the Gas and Power segment. In addition, the comparative information for fiscal years ended December 31, 2022 and 2021 has been restated.

•	Central Administration and Others
This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.
Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.
Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

F - 32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2023
Revenues	171		14,888	2,017	235	-	17,311
Revenues from intersegment sales	7,211		100	357	781	(8,449)	-

Revenues	7,382		14,988	2,374	1,016	(8,449)	17,311

Operating profit or loss	(1,927)	(4)	896	(3)	(270)	56	(1,248)
Income from equity interests in associates and joint ventures	-		10	84	-	-	94

Net financial results							897
Net loss before income tax							(257)
Income tax							(1,020)
Net loss							(1,277)

Acquisitions of property, plant and equipment	4,773		1,140	178	100	-	6,191
Acquisitions of right-of-use assets	363		19	22	-	-	404
Assets	11,129		9,916	2,282	1,826	(118)	25,035

Other income statement items
Depreciation of property, plant and equipment (3)	2,452		464	44	56	-	3,016
Amortization of intangible assets	-		30	7	-	-	37
Depreciation of right-of-use assets	131		71	19	-	(1)	220
Impairment of property, plant and equipment (2)	2,288		-	-	-	-	2,288

For the year ended December 31, 2022
Revenues	174		16,016	2,304	263	-	18,757
Revenues from intersegment sales	7,134		109	391	779	(8,413)	-

Revenues	7,308		16,125	2,695	1,042	(8,413)	18,757

Operating profit or loss	1,310	(4)	1,523	90	(405)	(36)	2,482
Income from equity interests in associates and joint ventures	-		23	428	(5)	-	446

Net financial results							128
Net profit before income tax							3,056
Income tax							(822)
Net profit							2,234

Acquisitions of property, plant and equipment	3,417		837	78	127	-	4,459
Acquisitions of right-of-use assets	204		102	-	-	-	306
Assets	11,528		9,530	3,215	1,807	(168)	25,912

Other income statement items
Depreciation of property, plant and equipment (3)	1,947		477	48	79	-	2,551
Amortization of intangible assets	-		29	12	2	-	43
Depreciation of right-of-use assets	140		59	20	-	(5)	214
Impairment of property, plant and equipment (2)	123		-	-	-	-	123

F - 33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total

For the year ended December 31, 2021
Revenues	147		11,220	2,069	246	-	13,682
Revenues from intersegment sales	5,820		64	161	484	(6,529)	-

Revenues	5,967		11,284	2,230	730	(6,529)	13,682

Operating profit or loss	80	(4)	945	10	(198)	(138)	699
Income from equity interests in associates and joint ventures	-		48	239	-	-	287

Net financial results							(271)
Net profit before income tax							715
Income tax							(699)
Net profit							16

Acquisitions of property, plant and equipment	2,168		406	27	65	-	2,666
Acquisitions of right-of-use assets	172		105	7	-	-	284
Assets	10,681		8,321	2,846	1,575	(133)	23,290

Other income statement items
Depreciation of property, plant and equipment (3)	2,259		456	28	73	-	2,816
Amortization of intangible assets	-		39	8	4	-	51
Depreciation of right-of-use assets	129		61	17	-	(6)	201
Impairment of property, plant and equipment and intangible assets (2)	115		-	-	-	-	115

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	See Notes 2.c), 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes (21), (26) and (10) of unproductive exploratory drillings as of December 31, 2023, 2022 and 2021, respectively.

F - 34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

The distribution of revenue and non-current assets by geographic area is broken down in Notes 7, 8, 9 and 24.

6.	FINANCIAL INSTRUMENTS BY CATEGORY
The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables”, “Other liabilities” and “Accounts payable” in the statement of financial position contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.
Financial Assets

	2023

	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	232	-	232	308	540
Trade receivables (2)	1,063	-	1,063	-	1,063
Investments in financial assets	158	114	272	-	272
Cash and cash equivalents	1,027	96	1,123	-	1,123

	2,480	210	2,690	308	2,998

	2022

	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	246	-	246	783	1,029
Trade receivables (2)	1,641	-	1,641	-	1,641
Investments in financial assets	446	74	520	-	520
Cash and cash equivalents	437	336	773	-	773

	2,770	410	3,180	783	3,963

	2021

	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	221	-	221	601	822
Trade receivables (2)	1,545	-	1,545	-	1,545
Investments in financial assets	424	98	522	-	522
Cash and cash equivalents	317	294	611	-	611

	2,507	392	2,899	601	3,500

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

F - 35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial Liabilities

	2023

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total

Lease liabilities	666	-	666	-	666
Loans	8,190	-	8,190	-	8,190
Other liabilities	232	-	232	2	234
Accounts payable	2,317	-	2,317	7	2,324

	11,405	-	11,405	9	11,414

	2022
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	566	-	566	-	566
Loans	7,088	-	7,088	-	7,088
Other liabilities	31	-	31	-	31
Accounts payable	2,513	-	2,513	57	2,570

	10,198	-	10,198	57	10,255

	2021
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	542	-	542	-	542
Loans	7,379	-	7,379	-	7,379
Other liabilities	43	-	43	-	43
Accounts payable	1,904	-	1,904	68	1,972

	9,868	-	9,868	68	9,936

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2023
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	325	-	325
Interest loss	(776)	-	(776)
Net financial accretion	(364)	-	(364)
Net exchange differences	1,561	(236)	1,325
Results on financial assets at fair value with changes in profit or loss	-	289	289
Result from derivative financial instruments	-	7	7
Export Increase Program (1)	-	22	22
Result from transactions with financial assets (2)	-	32	32
Result from debt exchange	-	-	-
Result from net monetary position	37	-	37

	783	114	897

F - 36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2022
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	319	-	319
Interest loss	(712)	-	(712)
Net financial accretion	(275)	-	(275)
Net exchange differences	638	(97)	541
Results on financial assets at fair value with changes in profit or loss	-	118	118
Result from derivative financial instruments	-	(9)	(9)
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from debt exchange	-	-	-
Result from net monetary position	146	-	146

	116	12	128

	2021
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	164	-	164
Interest loss	(749)	-	(749)
Net financial accretion	(167)	-	(167)
Net exchange differences	294	(46)	248
Results on financial assets at fair value with changes in profit or loss	-	105	105
Result from derivative financial instruments	-	(10)	(10)
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from debt exchange (3)	21	-	21
Result from net monetary position	117	-	117

	(320)	49	(271)

(1)	See Note 35.g).
(2)	See Note 28.
(3)	See Note 21.
Fair value measurements
IFRS 13 “Fair value measurement” defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments measured at fair value are assigned to one of the valuation hierarchy levels specified under IFRS 13 (as well as loans measured at amortized cost whose fair value is disclosed in “Fair value of financial assets and financial liabilities measured at amortized cost” section). This valuation hierarchy comprises 3 levels.

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

(ii)
Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this level.

(iii)
Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this level.

F - 37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value through profit or loss as of December 31, 2023, 2022 and 2021 and their allocation to their fair value levels.

	2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	114	-	-	114

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

	2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	74	-	-	74

	74	-	-	74

Cash and cash equivalents:
- Mutual funds	336	-	-	336

	336	-	-	336

	410	-	-	410

	2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	98	-	-	98

	98	-	-	98

Cash and cash equivalents:
- Mutual funds	294	-	-	294

	294	-	-	294

	392	-	-	392

(1)	See Note 14.
The Group has no financial liabilities measured at fair value through profit or loss.
Fair value estimates
During the year ended December 31, 2023, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.
The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2023, 2022 and 2021, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.
Fair value of financial assets and financial liabilities measured at amortized cost
The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 7,547, 5,812 and 5,483 as of December 31, 2023, 2022 and 2021, respectively.
The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

F - 38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

7.	INTANGIBLE ASSETS

	2023	2022	2021

Net book value of intangible assets	407	424	462
Provision for impairment of intangible assets	(40)	(40)	(43)

	367	384	419

The evolution of the Group’s intangible assets for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	883	160	420	1,463
Accumulated amortization	611	-	362	973

Balance as of December 31, 2020	272	160	58	490

Cost
Increases	25	-	7	32
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	19	19
Decreases, reclassifications and other movements	-	(24)	3	(21)

Accumulated amortization
Increases	37	-	14	51
Translation effect	-	-	(1)	(1)
Adjustment for inflation (1)	-	-	5	5
Decreases, reclassifications and other movements	-	-	-	-

Cost	908	136	446	1,490
Accumulated amortization	648	-	380	1,028

Balance as of December 31, 2021	260	136	66	462

Cost
Increases	25	-	4	29
Translation effect	-	-	(32)	(32)
Adjustment for inflation (1)	-	-	35	35
Decreases, reclassifications and other movements	-	(26)	-	(26)

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(10)	(10)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	-	-

Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

(1)
Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

F - 39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
7. INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	40	43	25
Increase charged to profit or loss	-	-	18
Translation differences	-	(3)	-

Amount at end of year	40	40	43

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

8.	PROPERTY, PLANT AND EQUIPMENT

	2023	2022	2021
Net book value of property, plant and equipment	20,532	18,261	16,777
Provision for obsolescence of materials and equipment	(171)	(151)	(123)
Provision for impairment of property, plant and equipment	(2,649)	(600)	(651)

	17,712	17,510	16,003

F - 40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total

Cost	1,282	46,154		8,128	455	1,068	2,663	47	748	1,265	763	773	63,346
Accumulated depreciation	616	37,897		4,766	318	-	-	-	641	802	400	581	46,021

Balance as of December 31, 2020	666	8,257	(1)	3,362	137	1,068	2,663	47	107	463	363	192	17,325

Cost
Increases	7	38	(4)	51	6	618	1,913	22	1	-	-	10	2,666	(6)
Translation effect	(28)	-		-	(7)	(3)	(22)	-	(5)	-	(138)	(29)	(232)
Adjustment for inflation (5)	68	-		-	17	7	50	-	10	-	318	65	535
Decreases, reclassifications and other movements	14	1,565	(7)	148	19	(632)	(1,785)	(27)	53	54	52	44	(495)	(3)

Accumulated depreciation
Increases	26	2,468	(4)	356	22	-	-	-	55	67	19	28	3,041
Translation effect	(15)	-		-	(5)	-	-	-	(4)	-	(72)	(22)	(118)
Adjustment for inflation (5)	35	-		-	11	-	-	-	9	-	167	49	271
Decreases, reclassifications and other movements	(6)	(149)	(7)	(1)	(9)	-	-	-	-	-	(5)	(2)	(172)	(3)

Cost	1,343	47,757		8,327	490	1,058	2,819	42	807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-	701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42	106	450	486	229	16,777

Cost
Increases	1	278	(4)	69	9	944	3,080	43	1	-	-	34	4,459	(6)
Translation effect	(86)	-		-	(23)	(9)	(28)	-	(14)	-	(418)	(104)	(682)
Adjustment for inflation (5)	111	-		-	31	12	36	-	18	-	547	134	889
Decreases, reclassifications and other movements	26	2,052		281	21	(810)	(2,027)	(47)	20	24	35	3	(422)	(3)

Accumulated depreciation
Increases	29	2,123	(4)	374	25	-	-	-	56	67	19	31	2,724
Translation effect	(44)	-		-	(15)	-	-	-	(12)	-	(213)	(67)	(351)
Adjustment for inflation (5)	59	-		-	20	-	-	-	16	-	279	86	460
Decreases, reclassifications and other movements	-	(45)		(1)	(8)	-	-	-	-	(11)	(8)	-	(73)	(3)

Cost	1,395	50,087		8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38	71	418	573	246	18,261

F - 41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087		8,677	528	1,195	3,880	38		832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-		761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38		71	418	573	246	18,261

Cost
Increases	1	511	(4)	99	6	1,282	4,161	119		4	-	-	8	6,191	(6)
Translation effect	(178)	-		-	(55)	(19)	(46)	-		(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (5)	106	-		-	33	11	27	-		18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503		135	165	(1,030)	(2,357)	(26)		45	39	18	(3)	(495)	(3)

Accumulated depreciation
Increases	28	2,692	(4)	364	30	-	-	-		36	64	10	28	3,252
Translation effect	(96)	-		-	(36)	-	-	-		(27)	-	(455)	(150)	(764)
Adjustment for inflation (5)	57	-		-	22	-	-	-		16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)		-	(5)	-	-	-		-	(8)	-	(2)	(108)	(3)

Cost	1,340	53,101		8,911	677	1,439	5,665	131		869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-		786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131	(2)	83	401	399	195	20,532

(1)	Includes 269, 333 and 356 of mineral property as of December 31, 2023, 2022 and 2021, respectively.
(2)
As of December 31, 2023, there are 26 exploratory wells in progress. During the year ended on such date, 11 wells were started, 4 wells were charged to exploratory expense and 4 well was transferred to properties with proven reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 4, 1 and 1 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2023, 2022 and 2021, respectively.
(4)	Includes 507, 268 and 32 corresponding to hydrocarbon wells abandonment costs and 13 and 19 of depreciation recovery for the years ended December 31, 2023 and 2022, respectively.
(5)
Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)
Includes 57, 44 and 11 corresponding to short-term leases as of December 31, 2023, 2022 and 2021, respectively; includes 6, 5 and 7 corresponding to the variable charge of leases related to the underlying asset performance and/or use as of December 31, 2023, 2022 and 2021, respectively. Additionally, it includes 68, 57 and 44 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2023, 2022 and 2021, respectively (see Note 9); and 13, 14 and 11 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2023, 2022 and 2021, respectively (see Note 20).

(7)	Includes 140 of cost and accumulated depreciation corresponding to the reversal of Loma de la Mina block. See Note 34.a).

F - 42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the borrowing costs as part of the cost of the assets. For the fiscal year ended December 31, 2023, 2022 and 2021, the rate of capitalization was 7.89%, 8.19% and 8.47%, respectively, and the amount capitalized amounted to 17, 12 and 11, respectively.
Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	151	123	134
Increases charged to profit or loss	24	30	6
Decreases charged to profit or loss	-	-	(16)
Applications due to utilization	(4)	(1)	(1)
Translation differences	(2)	(1)	-
Adjustment for inflation (1)	2	-	-

Amount at end of year	171	151	123

(1)
Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	600	651	778
Increases charged to profit or loss	2,288	123	97
Depreciation (1)	(236)	(173)	(225)
Translation differences	(7)	(5)	-
Adjustment for inflation (2)	4	4	2
Transfers and other movements	-	-	(1)

Amount at end of year	2,649	600	651

(1)	Included in “Depreciation of property, plant and equipment” in Note 26.
(2)
Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.5) and 2.c).
The Group permanently monitors the outlook of the businesses where it operates. In general, it analyzes macroeconomic variables such as price indexes and currency devaluation, among others, and in particular, for the natural gas market, the demand volume to be covered and natural gas sales prices.
In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales price in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina, Austral and Noroeste basins. See Note 35.d.1).
As of December 31, 2021, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 97 (63 net of the income tax effect) generated from the lower than expected production due to field performance and higher production costs. The discount rate after taxes used as of December 31, 2021 was 14.08%, and the recoverable value after taxes as of such date of the CGU Gas - Austral Basin was equal to 135. In addition, as of December 31, 2021, the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,435 and approximated its recoverable value. Therefore, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 in such basin.

F - 43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of September 30, 2022, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 98 (64 net of the income tax), mainly generated by production cost increases. The discount rate after taxes used as of September 30, 2022 was 14.63%.
As of December 31, 2022, the Group recognized an additional impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 25 (16 net of the income tax), mainly generated from the lower than expected production due to field performance and by production cost increases. The discount rate after taxes used as of December 31, 2022 was 14.80%, and the recoverable amount after taxes as of such date of the CGU Gas - Austral Basin was equal to 65. In addition, the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,585 and approximated its recoverable value. Therefore, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 in such basin.
As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 506 (329 net of the income tax), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy in our production. The discount rate after taxes used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,400 and approximates its recoverable value. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.
On February 29, 2024 (see Note 38) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and expects fair value less cost of disposal to be less than their carrying amount. The Company considers this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,782 (1,158 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable value of each disposal group.
Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2).
Accordingly, the recoverable value for each disposal group was determined applying an asset valuation technique commonly used in the oil and gas industry which is the Discounted Cash Flow Analysis technique. This valuation is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation, representing the fair value less costs of disposal measurement.
In estimating the discounted cash flows of the disposal groups, the Company worked closely with a third-party qualified independent valuer not related to the Group, with appropriate qualifications, to establish the appropriate valuation techniques and inputs to the model.

F - 44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenue, future net revenue, present value and considering a ten-year extension of the termination of certain concessions expiring in the near term. Future net revenue was calculated by deducting royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and Argentine income taxes from future gross revenue. Operating expenses include field operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with the abandonment. Present value was defined as future net revenue discounted at a discount rate post tax, which as of December 31, 2023 was 15%.
Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	15	19	30
Additions pending the determination of proved reserves	16	20	6
Decreases charged to exploration expenses	-	(3)	-
Reclassifications to mineral property, wells and related equipment with proved reserves	(5)	(21)	(17)

Amount at end of year	26	15	19

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2023:

	Amount	Number of projects	Number of wells
Between 1 and 5 years	10	5	5
Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2023	2022	2021
Argentina	17,702	17,500	16,002
Mercosur and associated countries	10	10	1

	17,712	17,510	16,003

F - 45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

9.	RIGHT-OF-USE ASSETS
Lease contracts in which the Group is the lessee mainly correspond to:

-
Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 3 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)
Equipment for natural gas compression and power generation, whose contracts have an average term of 3 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

(ii)	Regasification and gas liquefaction equipment, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

-	Transportation equipment, which include:

(i)	Vessels and barges for hydrocarbon transportation, whose contracts have an average term of 3 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

(ii)
Truck fleets, whose contracts have an average term of 2 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases minimum payments are stipulated based on the availability the Group has over these assets.

-	Gas stations, whose contracts include the lease of land and associated facilities, have an average term of 7 years and establish payments based on a given quantity of fuel.

-	Land and buildings, which include:

(i)
Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 6 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 6 years and establish minimum guaranteed payments based on the contractual terms and conditions.

F - 46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
9. RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s right-of-use assets as of December 31, 2023, 2022 and 2021 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	16	326	298	92	228	960
Accumulated depreciation	9	148	116	26	137	436

Balance as of December 31, 2020	7	178	182	66	91	524

Cost
Increases	17	39	28	12	188	284
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(13)	(45)	(6)	(111)	(175)

Accumulated depreciation
Increases	2	81	67	11	84	245	(1)
Translation effect	-	-	-	(1)	-	(1)
Adjustment for inflation (2)	-	-	-	2	-	2
Decreases, reclassifications and other movements	-	(7)	(19)	(2)	(101)	(129)

Cost	33	352	281	101	305	1,072
Accumulated depreciation	11	222	164	36	120	553

Balance as of December 31, 2021	22	130	117	65	185	519

Cost
Increases	2	148	17	5	134	306
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (2)	1	-	-	11	-	12
Decreases, reclassifications and other movements	(3)	(5)	(15)	(9)	(69)	(101)

Accumulated depreciation
Increases	9	81	57	12	112	271	(1)
Translation effect	-	-	-	(4)	-	(4)
Adjustment for inflation (2)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(12)	(5)	(65)	(85)

Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (2)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288	(1)
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

(1)
Includes 220, 214 and 201 that were charged to “Depreciation of right-of-use assets” line in the statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021, respectively, (see Note 26), and includes 68, 57 and 44 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)
Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8, right-of-use assets are geographically located in Argentina.

F - 47
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount of investments in associates	142	172	160
Amount of investments in joint ventures	1,534	1,733	1,369

	1,676	1,905	1,529

The main movements during the years ended December 31, 2023, 2022 and 2021, which affected the value of the aforementioned investments, correspond to:

	2023	2022	2021
Amount at the beginning of year	1,905	1,529	1,274
Acquisitions and contributions	5	2	-
Income on investments in associates and joint ventures	94	446	287
Translation differences	(99)	(40)	(7)
Distributed dividends	(275)	(94)	(59)
Adjustment for inflation (1)	46	61	34
Capitalization in associates and joint ventures	-	1	-

Amount at the end of year	1,676	1,905	1,529

(1)
Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2023, 2022 and 2021. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2023	2022	2021	2023	2022	2021
Net income	(2)	13	46	96	433	241
Other comprehensive income	(23)	8	7	(30)	13	20

Comprehensive income for the year	(25)	21	53	66	446	261

The Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.
The financial information corresponding to YPF EE’s assets and liabilities as of December 31, 2023, 2022 and 2021, as well as the results as of such dates, are detailed below:

	2023 (1)		2022 (1)	2021 (1)
Total non-current assets	2,102		1,839	1,791
Cash and cash equivalents	114		94	97
Other current assets	152		178	145
Total current assets	266		272	242

Total assets	2,368		2,111	2,033

Financial liabilities (excluding Accounts payable, Provisions and Other liabilities)	720		721	652
Other non-current liabilities	204		97	134
Total non-current liabilities	924		818	786
Financial liabilities (excluding Accounts payable, Provisions and Other liabilities)	188		150	195
Other current liabilities	143		110	128
Total current liabilities	331		260	323

Total liabilities	1,255		1,078	1,109

Total shareholders’ equity	1,113	(2)	1,033	924

Dividends received (3)	35		25	-

Closing exchange rates	806.95		177.06	102.62

F - 48
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

	2023 (1)	2022 (1)	2021 (1)
Revenues	531	486	442
Interest income	6	41	18
Depreciation and amortization	(143)	(107)	(96)
Interest loss	(56)	(68)	(80)
Income tax	(266)	(11)	(85)
Operating profit	273	247	225

Net income	(53)	134	66
Other comprehensive income	2,414	585	186

Total comprehensive income	2,361	719	252

Average exchange rates	294.95	130.71	95.06

(1)
The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
The following table shows information of the subsidiaries, associates and joint ventures:

Name of entity	Main Business	Country	% of ownership of capital stock

Subsidiaries: (4)
YPF International (3)	Investment	Bolivia	100.00%
YPF Holdings (3) (5)	Investment and finance	United States	100.00%
OPESSA	Commercial management of YPF’s gas stations	Argentina	99.99%
AESA	Engineering and construction services	Argentina	100.00%
Metrogas	Providing the public service of natural gas distribution	Argentina	70.00%
YPF Chile (3)	Lubricants, diesel, petrochemicals and aviation fuels trading and natural gas commercialization	Chile	100.00%
YTEC	Investigation, development, production, import, export and commercialization of technologies, knowledge, goods and services	Argentina	51.00%

Name of entity	Main Business	Country	% of ownership of capital stock	2023	2022	2021

Joint Ventures: (2)
YPF EE (3)	Generation, transportation and commercialization of electric energy from all primary production sources	Argentina	75.00%	735	776	699
MEGA (3)	Separation, fractionation, storage and transportation of natural gas liquids, and its commercialization	Argentina	38.00%	133	164	111
Profertil (3)	Production and commercialization of fertilizers	Argentina	50.00%	339	449	276
Refinor	Industrialization, transportation and commercialization of hydrocarbons	Argentina	50.00%	23	35	32
OLCLP (3)	Construction and exploitation of a pipeline, oil transportation and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Argentina	85.00%	34	25	16
CT Barragán (3)	Production and generation of electric energy	Argentina	50.00%	250	268	227

Associates:
Oldelval (3)	Hydrocarbon transportation and storage	Argentina	37.00%	55	58	47
Termap	Hydrocarbon storage and shipment	Argentina	33.15%	15	20	24
Oiltanking (3)	Hydrocarbon transportation and storage	Argentina	30.00%	25	26	19
CDS (3)	Electric power generation and its commercialization	Argentina	10.25% (1)	26	28	27
YPF Gas	Gas fractionation, bottling, distribution and transportation for industrial and/or residential use	Argentina	33.99%	17	34	30
Other companies:
Other	-	-	-	24	22	21

				1,676	1,905	1,529

(1)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(2)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(3)	The U.S. dollar has been defined as the functional currency of this company.
(4)
Additionally, consolidates YPF Services USA Corp., YPF Brasil, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran, Lestery S.A., YPF Perú, YPF Ventures, Metroenergía, YPF Litio S.A.U and YPF Digital S.A.U.

(5)	See Note 3.

F - 49
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

11. INVENTORIES

	2023		2022		2021
Finished goods	1,052		1,144		1,024
Crude oil and natural gas	507		449		366
Products in process	45		51		34
Raw materials, packaging materials and others	79		94		76

	1,683	(1)	1,738	(1)	1,500	(1)

(1)	As of December 31, 2023, 2022 and 2021, the cost of inventories does not exceed their net realizable value.
12. OTHER RECEIVABLES

	2023		2022		2021
	Non- current	Current	Non- current	Current	Non- current	Current
Receivables from services and sales of other assets	-	11	12	5	20	19
Tax credit and export rebates	83	44	152	349	148	142
Loans to third parties and balances with related parties (1)	43	6	10	31	10	16
Collateral deposits	-	13	-	5	-	34
Prepaid expenses	18	33	23	41	9	88
Advances and loans to employees	-	3	1	5	1	4
Advances to suppliers and custom agents (2)	-	84	-	165	-	150
Receivables with partners in JA and other agreements	8	155	16	178	10	142
Insurance receivables	-	-	-	-	-	1
Miscellaneous	7	32	6	30	7	21

	159	381	220	809	205	617
Provision for other doubtful receivables	(1)	-	(15)	(1)	(15)	(1)

	158	381	205	808	190	616

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
13. TRADE RECEIVABLES

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current

Accounts receivable and related parties (1) (2)	43	1,020	61	1,580	138	1,407
Provision for doubtful trade receivables	(12)	(47)	(55)	(76)	(95)	(102)

	31	973	6	1,504	43	1,305

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.
Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2023, 2022 and 2021:

	2023			2022			2021
	Non-current		Current	Non-current		Current	Non-current		Current
Balance at beginning of year	55		76	95		102	105		125
Increases charged to expenses	-		20	-		21	10		39
Decreases charged to income	-		(2)	-		(7)	-		(19)
Applications due to utilization	-		(3)	-		(7)	-		(25)
Net exchange and translation differences	(43)		(42)	(40)		(29)	(20)		(14)
Result from net monetary position (1)	-		(2)	-		(4)	-		(4)

Balance at the end of year	12	(2)	47	55	(2)	76	95	(2)	102

(1)
Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1).

F - 50
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

14. INVESTMENTS IN FINANCIAL ASSETS

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	99	201	162	22	332
Private securities - NO and stock market promissory notes	8	4	-	3	3	8
Term deposits (2)	-	47	-	80	-	59

	8	150	201	245	25	399

Investments at fair value with changes in results
Public securities (1)	-	114	-	74	-	98

	-	114	-	74	-	98

	8	264	201	319	25	497

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.
15. CASH AND CASH EQUIVALENTS

	2023		2022	2021
Cash and banks (1)	230		369	223
Short-term investments	797	(2)	68	94	(2)
Financial assets at fair value with changes in results (3)	96		336	294

	1,123		773	611

(1)	Includes balances granted as collateral. See Note 34.e).
(2)	Includes 727 of BCRA bills as of December 31, 2023. Additionally, it includes 45 and 10 of term deposits and other investments with the BNA as of December 31, 2023 and 2021, respectively.
(3)	See Note 6.
16. PROVISIONS
Changes in the Group’s provisions for the fiscal years ended December 31, 2023, 2022 and 2021 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non- current		Current		Non- current	Current	Non- current		Current		Non- current	Current
Balance as of December 31, 2020	599		23		66	31	1,554		19		2,219	73

Increases charged to expenses	400	(3)	1		105	-	157		-		662	1
Decreases charged to income	(42)		(37)		-	-	(94)		-		(136)	(37)
Applications due to utilization	(7)		(7)		-	(22)	-		(19)		(7)	(48)
Net exchange and translation differences	(31)		-		(4)	(12)	-		-		(35)	(12)
Reclassifications and other movements	(47)		42		(71)	71	(66)	(1)	98	(1)	(184)	211
Result from net monetary position (2)	-		-		-	-	-		-		-	-

Balance as of December 31, 2021	872		22		96	68	1,551		98		2,519	188

Increases charged to expenses	187	(3)	-		69	-	215		-		471	-
Decreases charged to income	(354)	(4)	-		(1)	-	(41)		-		(396)	-
Applications due to utilization	(12)		(35)		-	(48)	-		(56)		(12)	(139)
Net exchange and translation differences	(55)		-		(8)	(34)	-		-		(63)	(34)
Reclassifications and other movements	(66)	(5)	35		(60)	60	179	(1)	89	(1)	53	184
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-

Balance as of December 31, 2022	571		22		96	46	1,904		131		2,571	199

Increases charged to expenses	89		3		80	-	264		-		433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-		(38)	(6)
Applications due to utilization	(1)		(318)	(7)	-	(50)	-		(122)		(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-		(162)	(39)
Reclassifications and other movements	(456)	(6)	321		(76)	76	390	(1)	117	(1)	(142)	514
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-

Balance as of December 31, 2023	66		21		48	34	2,546		126		2,660	181

(1)	Includes 507, 268 and 32 corresponding to the annual recalculation of hydrocarbon wells abandonment cost for the years ended December 31, 2023, 2022 and 2021, respectively.
(2)
Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

(3)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon wells abandonment costs for periods 2014-2017.
(4)
Includes 30 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon wells abandonment for periods 2014-2017. See Note 16.a.5).

(5)
Includes 22 reclassified as “Income tax liability” in the statement of financial position for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5).

(6)
Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current Provision for lawsuits and contingencies due to the Trust Settlement Agreement. See Notes 16.a.2) and 32, respectively.

(7)	Includes the payment of the amount for the Trust Settlement Agreement. See Note 32.

F - 51
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
16. PROVISIONS (cont.)

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to the Group, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to changes as new information develops and results of the presented evidence are obtained in judicial process, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.
Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c)).
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
In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 (YPF’s Privatization Law) and Decree No. 546/1993.
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

F - 52
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
16. PROVISIONS (cont.)

•	Transportadora de Gas del Norte S.A. (“TGN”)
On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with such company for the transportation of natural gas in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning said contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004, and (c) the “
teoría de la imprevisión
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
On February 3, 2023, YPF and TGN entered into a settlement agreement for the sole and total amount of 190.6 payable by YPF in 4 consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, TGN and YPF waived all claims they had or could have had against each other until that date, making abstract the extraordinary appeals and complaints filed with the CSJN. On February 23, 2023, the settlement agreement was submitted to the CSJN requesting its homologation.
In April 2023, in compliance with the decision of the CSJN, the settlement agreement between YPF and TGN was filed with the Lower Court requesting its approval. On May 5, 2023, the Lower Court approved said agreement.

F - 53
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
16. PROVISIONS (cont.)

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
On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the Court of Second Appeal’s judgment. As of the date of issuance of these consolidated financial statements, the extraordinary appeal has not been decided.
16.a.4) Environmental claims

•	La Plata
In relation to the operation of the refinery owned by YPF in La Plata, there are certain judicial claims, mostly filed by neighbors of the area seeking (i) compensation for damages arising from the alleged environmental contamination caused by the operation of the La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned Refinery. Should these claims be sustained, they could demand additional investments related to the operation of La Plata Refinery.
In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the province of Buenos Aires, whereby it suggested the performance of a study for the characterization of risks associated with the aforementioned contamination.

F - 54
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
16. PROVISIONS (cont.)

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS” by its acronym in Spanish) of the province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by said entity, which approves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the Resolution. On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).
Regarding the judicial claims mentioned above, on February 7, 2021, the Company was notified of the first instance judgment which considered the environmental damage had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appealed by the Company. As of the date of issuance of these consolidated financial statements, said appeal is pending resolution by the Federal Court of La Plata.

•	Quilmes
As regards with a fuel leak in the pipeline running from La Plata to Dock Sud (Progressive 37), currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible in November 2002, which resulted in remediation works in progress conducted by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires.
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
The Company has recorded the hydrocarbon wells abandonment costs in accordance with the criteria detailed in Note 2.b.3) and, in the absence of a specific treatment of this matter in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon wells abandonment costs in the calculation of this tax, based on the general criteria of the tax standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.

F - 55
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
16. PROVISIONS (cont.)

The AFIP understands that the deduction of expenses for hydrocarbon well abandonment should be deferred until the taxpayer has the opportunity to actually proceed to well abandonment, once the wells have been exhausted, as it considers the abandonment of the well is the event triggering the accrual of hydrocarbon well abandonment expenses.
On the other hand, the Company, as well as other companies in the oil industry, understand that the substantial event generating costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact (abandonment). This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.
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
The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Laws No. 27,562 and No. 27,653 for the income tax and the compensations made in due course with the credit balances generated by such tax, and on November 30, 2020 and March 30, 2022, adhered to the aforementioned plans, thus putting an end to the dispute over the cost deduction for hydrocarbon well abandonment corresponding to fiscal periods 2011 to 2013 and fiscal periods 2014 to 2017, respectively.
Regarding fiscal years following and including 2018, it should be noted that since the enactment of Law No. 27,430 (“Tax Reform”) in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.
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
16.b) Provision for environmental liabilities and Provision for hydrocarbon wells abandonment obligations
Based on the Group’s current remediation and hydrocarbon well abandonment plans, the Group has set up a provision for environmental liabilities, where assessments and/or remedial actions are probable and can reasonably be estimated, and for hydrocarbon well abandonment, considering the number of wells not yet abandoned, the costs and schedule for the disbursement dates.

F - 56
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

17. INCOME TAX
The calculation of the income tax expense accrued for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022		2021
Current income tax	(45)	(31)		(18)
Deferred income tax	(975)	(810)		(681)

	(1,020)	(841)		(699)

Income tax - Well abandonment	-	19	(1)	-

	(1,020)	(822)		(699)

(1)	Corresponding to the effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment. See Note 16.a.5).
The reconciliation between the income tax expense for the years ended December 31, 2023, 2022 and 2021 and the one that would result from applying the prevailing tax rate to net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2023		2022		2021
Net profit or loss before income tax	(257)		3,056		715
Average tax rate (4)	25.29%		25.33%		34.55%

Average tax rate applied to net profit or loss before income tax	65		(774)		(247)
Effect of the valuation of property, plant and equipment and intangible assets, net	(1,193)		154		501
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	990		(112)		(500)
Effect of the valuation of inventories	(549)		(268)		(108)
Income on investments in associates and joint ventures	24		112		99
Effect of tax rate change (3)	(423)	(2)	(25)	(2)	(439)
Effect of the regularization regime for the dispute associated with cost deduction for hydrocarbon wells abandonment	-		18	(5)	-
Miscellaneous	66	(6)	73		(5)

Income tax	(1,020)		(822)		(699)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remediation of deferred income tax balances at the time of reversal. See Notes 35.e.1).
(3)	Corresponds to the effect of tax rate change on opening deferred tax balances at the rate prevailing at the time of reversal pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1).
(5)	See Note 16.a.5).
(6)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of our subsidiary Metrogas.
Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2023, 2022 and 2021 is as follows:

	2023				2022				2021
	Non-current		Current		Non-current		Current		Non-current		Current
Income tax liability	4	(2)	31	(1)	26	(2)	27	(1)	29	(2)	13	(1)

(1)
Includes 1, 6 and 5 corresponding to the
12
installments of the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2023, 2022 and 2021, respectively (see Note 16.a.5)). Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)
Includes 4, 26 and 29 corresponding to the remaining installments of the regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2023, 2022 and 2021, respectively (see Note 16.a.5)).

	2023	2022 (4)	2021 (4)
Deferred tax assets
Provisions and other non-deductible liabilities	113	154	380
Lease liabilities	234	188	190
Tax loss carryforwards	1,782	167	27
Miscellaneous	1	1	16

	2,130	510	613

Deferred tax liabilities
Property, plant and equipment and others (1)	(2,017)	(1,028)	(1,532)
Adjustment for tax inflation (2)	(1,078)	(965)	(644)
Right-of-use assets	(221)	(180)	(184)
Miscellaneous	(38)	(53)	(39)

Total deferred tax liabilities	(3,354)	(2,226)	(2,399)

Total Net deferred tax (3)	(1,224)	(1,716)	(1,786)

(1)	Includes the deferred tax corresponding to Property, plant and equipment, Intangible assets and Inventories.
(2)	Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1).
(3)
Includes (96), (86) and (37) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 1,563, 965 and 322 corresponding to the effect of the translation, as of December 31, 2023, 2022 and 2021, respectively.

(4)	See Note 2.b.14).

F - 57
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
17. INCOME TAX (cont.)

As of December 31, 2023, the Group has recognized deferred tax assets for tax loss carryforwards for 10, 25 and 1,747 that can be offset with taxable profits until the years 2025, 2027 and 2028, respectively, in accordance with current tax laws.
As of December 31, 2023 and 2022, there are no deferred tax assets which are not recognized. As of December 31, 2021, the credit for tax loss carryforwards not recognized by the Group amounted to 37 with expiration between 2022 and 2025.
As of December 31, 2023, 2022 and 2021, the Group has classified as deferred tax assets 18, 17 and 19, respectively, and as deferred tax liability 1,242, 1,733 and 1,805, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.
As of December 31, 2023, 2022 and 2021, the causes that generate charges to “Other comprehensive income” in the statement of comprehensive income, did not create temporary differences for income tax.
On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category. This allows a higher deduction of the depreciation of income tax revalued assets, and therefore will affect the recording of the deferred income tax.
18. TAXES PAYABLE

	2023		2022		2021
	Non- current	Current	Non- current	Current	Non- current	Current
VAT	-	22	-	26	-	20
Withholdings and perceptions	-	21	-	46	-	32
Royalties	-	75	-	77	-	61
Fuels tax	-	-	-	-	-	7
Turnover tax	-	7	-	8	-	3
Miscellaneous	-	14	1	16	2	20

	-	139	1	173	2	143

19. SALARIES AND SOCIAL SECURITY

	2023		2022		2021
	Non- current	Current	Non- current	Current	Non- current	Current
Salaries and social security	-	58	-	68	-	49
Bonuses and incentives provision	-	104	-	113	-	67
Vacation provision	-	45	-	77	-	70
Other employee benefits (1)	-	3	1	39	32	43

	-	210	1	297	32	229

(1)	Includes the voluntary retirement plan executed by the Group.

F - 58
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

20. LEASE LIABILITIES

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	325	341	272	294	276	266
These liabilities are discounted at the following rates:

Lease term	2023	Effective average monthly rate used	2022	Effective average monthly rate used	2021	Effective average monthly rate used
0 to 1 year	87	1.55%	39	1.07%	32	0.80%
1 to 2 years	142	1.17%	198	1.54%	116	1.03%
2 to 3 years	210	1.02%	144	1.23%	150	1.15%
3 to 4 years	46	0.97%	81	1.28%	109	1.25%
4 to 5 years	118	0.90%	43	0.95%	42	0.96%
5 to 9 years	38	0.81%	45	0.79%	86	0.89%
More than 9 years	25	0.75%	16	0.82%	7	0.80%

	666		566		542

Financial expenses accrued as of year ended December 31, 2023, 2022 and 2021, resulting from lease contracts, amount to 77, 75 and 57, respectively. From this accreation, 64, 61 and 46 were included in the “Financial accretion” line in financial costs of the “Net financial results” item in the statement of comprehensive income and 13, 14 and 11 were capitalized in the “Property, plant and equipment” item in the statement of financial position, for the years ended December 31, 2023, 2022 and 2021, respectively.
As of December 31, 2023, maturities of liabilities related to lease contracts are exposed on Note 4.
The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Balance at the beginning of the year	566	542	551
Leases increases	404	306	284
Financial accretions	77	75	57
Leases decreases	(23)	(15)	(46)
Payments	(359)	(341)	(302)
Net exchange and translation differences	-	(2)	(1)
Result from net monetary position (1)	1	1	(1)

Balance at the end of year	666	566	542

(1)
Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

Total charges recorded in net income in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset performance and/or use, amounted to 242, 238 and 115 as of December 31, 2023, 2022 and 2021, respectively.

F - 59
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

21. LOANS

					2023			2022		2021
	Interest rate (1)			Maturity	Non- current	Current		Non- current	Current	Non- current	Current

Pesos:

NO	122.41%	-	126.90%	2024	-	60		64	5	67	56	(4)
Loans	143.65%	-	143.65%	2024-2025	9	15		46	25	136	70
Account overdraft	94.00%	-	103.00%	2024	-	56		-	71	-	8

					9	131		110	101	203	134

Currencies other than the Peso:

NO (2) (3)	0.00%	-	10.00%	2024-2047	6,191	767		5,594	828	6,206	541
Export pre-financing	1.90%	-	10.95%	2024-2025	102	545	(5)	-	22	12	42	(5)
Imports financing		-		-	-	-		-	21	-	3
Loans	6.28%	-	19.54%	2024-2030	380	65		244	168	113	125

					6,673	1,377		5,838	1,039	6,331	711

					6,682	1,508		5,948	1,140	6,534	845

(1)	Nominal annual interest rate as of December 31, 2023.
(2)	Disclosed net of 3, 9 and 4 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2023, 2022 and 2021, respectively.
(3)
Includes 1,327, 523 and 602 as of December 31, 2023, 2022 and 2021, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 45 as of December 31, 2021, of nominal value that were canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.
(5)
Includes 85 and 2 as of December 31, 2023 and 2021, respectively, of pre-financing of exports granted by BNA, which accrue a 1.90% fixed interest rate as of December 31, 2023 and a 5.50% weighted average rate as of December 31, 2021.

Set forth below is the evolution of the loans for the fiscal years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Balance at beginning of the year	7,088	7,379	8,070
Proceeds from loans	2,667	402	963
Payments of loans	(1,396)	(780)	(1,653)
Payments of interest	(623)	(543)	(615)
Account overdrafts, net	(3)	71	8
Accrued interest (1)	702	680	701
Net exchange and translation differences	(239)	(113)	(70)
Result from debt exchange	-	-	(21)
Result from net monetary position (2)	(6)	(8)	(4)

Balance at the end of the year	8,190	7,088	7,379

(1)	Includes capitalized financial costs.
(2)
Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

F - 60
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
21. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2023			2022		2021
Month	Year	Principal value (11)		Ref.	Class	Interest rate (3)		Principal maturity	Non-current	Current		Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	15	-		15	-	15	-
April, February, October	2014/15/16	U.S. dollar	866	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	-	354		346	273	606	278
September	2014	Peso	1,000	(2) (6) (7)	Class XXXIV	BADLAR + 0.1%	122.41%	2024	-	-	(12)	1	1	3	2
April	2015	U.S. dollar	1,132	(2) (6)	Class XXXIX	Fixed	8.50%	2025	1,132	41		1,132	41	1,132	41
October	2015	Peso	2,000	(2) (6) (7)	Class XLIII	-	-	-	-	-		-	4	6	7
May	2017	Peso	4,602	(2) (6) (8)	Class LII	-	-	-	-	-		-	-	-	47
July, December	2017	U.S. dollar	809	(2) (6)	Class LIII	Fixed	6.95%	2027	816	25		818	25	816	25
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	530	1		529	1	533	2
June	2019	U.S. dollar	399	(6) (9)	Class I	Fixed	8.50%	2029	397	-		397	-	397	-
June	2020	U.S. dollar	78	(5) (6) (9)	Class XII	-	-	-	-	-		-	-	-	75
July	2020	U.S. dollar	341	(6) (9)	Class XIII	Fixed	8.50%	2025	43	88		127	90	211	91
December, February	2020/21	U.S. dollar	133	(5) (6) (9)	Class XIV	-	-	-	-	-		-	139	143	-
February	2021	U.S. dollar	776	(6) (9)	Class XVI	Fixed	9.00%	2026	307	235		542	238	740	9
February	2021	U.S. dollar	748	(6) (9)	Class XVII	Fixed	9.00%	2029	758	-		760	-	716	-
February	2021	U.S. dollar	576	(6) (9)	Class XVIII	Fixed	7.00%	2033	553	11		544	10	513	10
February	2021	Peso	4,128	(6) (9) (10)	Class XIX	Fixed	3.50%	2024	-	35		63	-	58	-
July	2021	U.S. dollar	384	(4) (5) (6) (9)	Class XX	Fixed	5.75%	2032	384	10		384	11	384	10
January	2023	U.S. dollar	230	(5) (6) (9)	Class XXI	Fixed	1.00%	2026	229	1		-	-	-	-
January, April	2023	Peso	15,761	(6) (9)	Class XXII	BADLAR + 3.0%	126.90%	2024	-	25		-	-	-	-
April	2023	U.S. dollar	147	(5) (6) (9)	Class XXIII	Fixed	0.00%	2025	158	-		-	-	-	-
April	2023	U.S. dollar	38	(5) (6) (9)	Class XXIV	Fixed	1.00%	2027	38	-		-	-	-	-
June	2023	U.S. dollar	263	(6) (9)	Class XXV	Fixed	5.00%	2026	262	1		-	-	-	-
September	2023	U.S. dollar	400	(4) (5) (9)	Class XXVI	Fixed	0.00%	2028	400	-		-	-	-	-
October	2023	U.S. dollar	128	(5) (9)	Class XXVII	Fixed	0.00%	2028	169	-		-	-	-	-

									6,191	827		5,658	833	6,273	597

(1)	Corresponds to the 1997 MTN Program for 1,000.
(2)	Corresponds to the 2008 MTN Program for 10,000 .
(3)	Nominal annual interest rate as of December 31, 2023.
(4)
The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these NO is the peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)
NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer Regime for an amount of 7,215.
(10)	The payment currency of this issue is the peso at the UVA value applicable in accordance with the conditions of the relevant issued series.
(11)	Total nominal value issued without including the nominal values canceled through exchanges, expressed in millions.
(12)	As of December 31, 2023 the registered amount is less than 1.

F - 61
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
21. LOANS (cont.)

Exchange of NO
In the context of the foreign exchange restrictions established by BCRA (see Note 35.g)) and complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NO with maturity in 2021, and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NO (“Existing Negotiable Obligations”), for new Classes XVI, XVII and XVIII NO (“New Negotiable Obligations”) denominated in U.S. dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NO.
The New Negotiable Obligations contain covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NO are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NO remains outstanding.
On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NO and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NO. With such results, and taking into account that the refinancing of principal and interest of Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free Exchange Market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NO that were not exchanged at their maturity.
Therefore, on February 12, 2021, and March 1, 2021 (closing date for late participation of Class XLVII NO holders), YPF issued new Classes XVI, XVII and XVIII NO for a total principal amount of 775.8, 747.8 and 575.6, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

-	Class XLVII NO for a principal amount of 247.3.
-	Class XXVIII NO for a principal amount of 656.4.
-	Class XIII NO for a principal amount of 201.7.
-	Class XXXIX NO for a principal amount of 368.2.
-	Class LIII NO for a principal amount of 190.7.
-	Class I NO for a principal amount of 101.0.
-	Class LIV NO for a principal amount of 213.4.
YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NO as a debt modification according to IFRS 9 due to the fact that the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 21 in the fiscal year ended December 31, 2021 (see Note 28).

F - 62
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

22. OTHER LIABILITIES

	2023				2022		2021
	Non-current		Current		Non-current	Current	Non-current	Current
Liabilities for concessions	8		67		18	7	8	8
Liabilities for contractual claims	104	(1)	49	(1)	1	1	1	26	(2)
Miscellaneous	-		6		-	4	-	-

	112		122		19	12	9	34

(1)	See Note 16.a.2).
(2)	See Note 34.d).

23. ACCOUNTS PAYABLE

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,285	4	2,498	8	1,880
Guarantee deposits	-	4	1	5	-	7
Payables with partners in JA and other agreements	1	14	1	50	1	60
Miscellaneous	-	16	-	11	-	16

	5	2,319	6	2,564	9	1,963

(1)	See Note 36 for information about related parties.
24. REVENUES

	2023	2022	2021
Revenue from contracts with customers	16,995	18,437	13,384
National Government incentives (1)	316	320	298

	17,311	18,757	13,682

(1)	See Note 36.
The Group’s transactions and the main revenues by business segments are described in Note 5.
The Group classifies revenues from contracts with customers according to the following detail:

-	Contracts for the sale of fuel (under the consignment and direct sale modalities)
-	Contracts for the sale of natural gas
-	Contracts for the sale of crude oil
-	Contracts for the sale of petrochemicals products
-	Contracts for the sale of specialties for the agribusiness industry and of grains and their by-products
-	Contracts for the sale of other refined products
-	Service contracts
-	Construction contracts
In addition, the Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12):

F - 63
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
24. REVENUES (cont.)

•	Breakdown of revenues
Type of good or service

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,620	-	-	6,620
Gasolines	-	3,493	-	-	3,493
Natural gas (1)	-	7	1,666	-	1,673
Crude oil	-	427	-	-	427
Jet fuel	-	1,047	-	-	1,047
Lubricants and by-products	-	614	-	-	614
LPG	-	379	-	-	379
Fuel oil	-	95	-	-	95
Petrochemicals	-	438	-	-	438
Fertilizers and crop protection products	-	594	-	-	594
Flours, oils and grains	-	224	-	-	224
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	76	-	-	76
Income from services	-	-	-	102	102
Income from construction contracts	-	-	-	99	99
Virgin naphtha	-	181	-	-	181
Petroleum coke	-	249	-	-	249
LNG regasification	-	-	50	-	50
Other goods and services	171	158	99	34	462

	171	14,774	1,815	235	16,995

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,837	-	-	6,837
Gasolines	-	3,460	-	-	3,460
Natural gas (1)	-	16	1,881	-	1,897
Crude oil	-	76	-	-	76
Jet fuel	-	1,031	-	-	1,031
Lubricants and by-products	-	608	-	-	608
LPG	-	472	-	-	472
Fuel oil	-	198	-	-	198
Petrochemicals	-	495	-	-	495
Fertilizers and crop protection products	-	835	-	-	835
Flours, oils and grains	-	773	-	-	773
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	102	-	-	102
Income from services	-	-	-	120	120
Income from construction contracts	-	-	-	135	135
Virgin naphtha	-	203	-	-	203
Petroleum coke	-	405	-	-	405
LNG regasification	-	-	43	-	43
Other goods and services	174	215	180	6	575

	174	15,898	2,104	261	18,437

F - 64
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
24. REVENUES (cont.)

	2021
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	4,498	-	-	4,498
Gasolines	-	2,742	-	-	2,742
Natural gas (1)	-	15	1,711	-	1,726
Crude oil	-	63	-	-	63
Jet fuel	-	337	-	-	337
Lubricants and by-products	-	531	-	-	531
LPG	-	458	-	-	458
Fuel oil	-	209	-	-	209
Petrochemicals	-	476	-	-	476
Fertilizers and crop protection products	-	520	-	-	520
Flours, oils and grains	-	629	-	-	629
Asphalts	-	116	-	-	116
Goods for resale at gas stations	-	70	-	-	70
Income from services	-	-	-	79	79
Income from construction contracts	-	-	-	123	123
Virgin naphtha	-	172	-	-	172
Petroleum coke	-	191	-	-	191
LNG regasification	-	-	43	-	43
Other goods and services	147	118	98	38	401

	147	11,145	1,852	240	13,384

(1)	Includes 1,398, 1,473 and 1,313 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2023, 2022 and 2021, respectively.
Sales channels

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,541	-	-	6,541
Power plants	-	46	412	-	458
Distribution companies	-	-	171	-	171
Retail distribution of natural gas	-	-	170	-	170
Industries, transport and aviation	-	4,202	961	-	5,163
Agriculture	-	1,804	-	-	1,804
Petrochemical industry	-	614	-	-	614
Trading	-	1,043	-	-	1,043
Oil companies	-	141	-	-	141
Commercialization of LPG	-	143	-	-	143
Other sales channels	171	240	101	235	747

	171	14,774	1,815	235	16,995

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,673	-	-	6,673
Power plants	-	13	461	-	474
Distribution companies	-	-	179	-	179
Retail distribution of natural gas	-	-	308	-	308
Industries, transport and aviation	-	3,890	1,043	-	4,933
Agriculture	-	2,697	-	-	2,697
Petrochemical industry	-	722	-	-	722
Trading	-	901	-	-	901
Oil companies	-	688	-	-	688
Commercialization of LPG	-	177	-	-	177
Other sales channels	174	137	113	261	685

	174	15,898	2,104	261	18,437

F - 65
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
24. REVENUES (cont.)

	2021
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	4,898	-	-	4,898
Power plants	-	131	508	-	639
Distribution companies	-	-	187	-	187
Retail distribution of natural gas	-	-	329	-	329
Industries, transport and aviation	-	2,104	751	-	2,855
Agriculture	-	1,917	-	-	1,917
Petrochemical industry	-	671	-	-	671
Trading	-	576	-	-	576
Oil companies	-	570	-	-	570
Commercialization of LPG	-	149	-	-	149
Other sales channels	147	129	77	240	593

	147	11,145	1,852	240	13,384

Target market
Sales in the domestic market resulted in 15,083, 16,100 and 11,776 for the years ended December 31, 2023, 2022 and 2021, respectively.
Sales in the international market resulted in 1,912, 2,337 and 1,608 for the years ended December 31, 2023, 2022 and 2021, respectively.
Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2023	2022	2021
Argentina	15,399	16,420	12,074
Mercosur and associated countries	1,309	1,107	668
Europe	171	414	253
Rest of the world	432	816	687

	17,311	18,757	13,682

As of December 31, 2023, 2022 and 2021 no external client represents
10
% or more of the Group’s revenues.

•	Contract balances
The following table reflects information regarding credits, contract assets and contract liabilities:

	2023		2022		2021
	Non- current	Current	Non- current	Current	Non- current	Current
Credits for contracts included in the item “Trade receivables”	41	993	51	1,490	116	1,334
Contract assets	-	10	-	1	-	13
Contract liabilities	34	69	-	77	-	130
Contract assets are mainly related to the activities carried out by the Group under construction contracts.
Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels and specialties for the agribusiness industry (fertilizers and crop protection products) and transport service contracts, among others.
During the years ended on December 31, 2023, 2022 and 2021, the Group has recognized 61, 117 and 64, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

F - 66
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

25. COSTS

	2023	2022	2021
Inventories at the beginning of the fiscal year	1,738	1,500	1,191
Purchases	5,106	6,212	4,052
Production costs (1)	8,703	7,704	6,880
Translation differences	(29)	(13)	(6)
Adjustment for inflation (2)	18	19	12
Inventories at the end of the fiscal year	(1,683)	(1,738)	(1,500)

	13,853	13,684	10,629

(1)	See Note 26.
(2)
Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

26. EXPENSES BY NATURE
The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2023, 2022 and 2021:

	2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	790	276	136		13	1,215
Fees and compensation for services	50	236	37		-	323
Other personnel expenses	232	26	13		1	272
Taxes, charges and contributions	130	24	765	(1)	-	919
Royalties, easements and fees	1,009	-	2		2	1,013
Insurance	81	3	3		-	87
Rental of real estate and equipment	179	1	16		-	196	(3)
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	2,886	43	87		-	3,016
Amortization of intangible assets	30	7	-		-	37
Depreciation of right-of-use assets	209	-	11		-	220
Industrial inputs, consumable materials and supplies	521	5	12		-	538
Operation services and other service contracts	535	10	59		6	610	(3)
Preservation, repair and maintenance	1,395	29	43		-	1,467	(3)
Unproductive exploratory drillings	-	-	-		21	21
Transportation, products and charges	521	-	491		-	1,012	(3)
Provision for doubtful trade receivables	-	-	18		-	18
Publicity and advertising expenses	-	36	56		-	92
Fuel, gas, energy and miscellaneous	135	9	55		2	201	(3)

	8,703	705	1,804		61	11,273

(1)	Includes 89 corresponding to export withholdings and 541 corresponding to turnover tax.
(2)	Includes 23 corresponding to research and development activities.
(3)	Includes 75 and 104 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

F - 67
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
26. EXPENSES BY NATURE (cont.)

	2022
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	781	222	116		11	1,130
Fees and compensation for services	46	194	32		1	273
Other personnel expenses	202	19	11		1	233
Taxes, charges and contributions	121	13	954	(1)	-	1,088
Royalties, easements and fees	1,026	-	2		3	1,031
Insurance	71	3	2		-	76
Rental of real estate and equipment	140	1	11		-	152	(3)
Survey expenses	-	-	-		18	18
Depreciation of property, plant and equipment	2,400	61	90		-	2,551
Amortization of intangible assets	29	14	-		-	43
Depreciation of right-of-use assets	202	-	12		-	214
Industrial inputs, consumable materials and supplies	454	2	10		-	466
Operation services and other service contracts	383	10	52		4	449	(3)
Preservation, repair and maintenance	1,206	25	44		1	1,276	(3)
Unproductive exploratory drillings	-	-	-		26	26
Transportation, products and charges	473	-	434		-	907	(3)
Provision for doubtful trade receivables	-	-	14		-	14
Publicity and advertising expenses	-	82	21		-	103
Fuel, gas, energy and miscellaneous	170	11	91		-	272	(3)

	7,704	657	1,896		65	10,322

(1)	Includes 251 corresponding to export withholdings and 567 corresponding to turnover tax.
(2)	Includes 27 corresponding to research and development activities.
(3)	Includes 63 and 104 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

	2021
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	537	148	84		4	773	(4)
Fees and compensation for services	47	136	29		-	212
Other personnel expenses	140	12	6		1	159
Taxes, charges and contributions	118	7	757	(1)	1	883
Royalties, easements and fees	831	-	1		2	834
Insurance	74	5	2		-	81
Rental of real estate and equipment	125	-	12		-	137	(3)
Survey expenses	-	-	-		3	3
Depreciation of property, plant and equipment	2,670	60	86		-	2,816
Amortization of intangible assets	38	12	1		-	51
Depreciation of right-of-use assets	190	-	11		-	201
Industrial inputs, consumable materials and supplies	370	4	9		-	383
Operation services and other service contracts	388	8	51		6	453	(3)
Preservation, repair and maintenance	905	20	23		1	949	(3)
Unproductive exploratory drillings	-	-	-		10	10
Transportation, products and charges	359	-	309		-	668	(3)
Provision for doubtful trade receivables	-	-	30		-	30
Publicity and advertising expenses	-	43	18		-	61
Fuel, gas, energy and miscellaneous	88	15	78		2	183	(3)

	6,880	470	1,507		30	8,887

(1)	Includes 206 corresponding to export withholdings and 450 corresponding to turnover tax.
(2)	Includes 19 corresponding to research and development activities.
(3)	Includes 40 and 58 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(4)	Includes 18 corresponding to Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 36.

F - 68
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

27. OTHER NET OPERATING RESULTS

	2023	2022	2021
Result from assignment of areas (1)	-	-	21
Result from sale of assets	-	-	57
Lawsuits	(31)	145	(341)
Insurance	-	-	15
Export Increase Program (2)	149	-	-
Miscellaneous	34	5	16

	152	150	(232)

(1) See Note 34.b). (2) See Note 35.g).

28. NET FINANCIAL RESULTS

	2023	2022	2021
Financial income
Interest income	325	319	164
Exchange differences	4,150	1,826	641
Financial accretion	14	43	99

Total financial income	4,489	2,188	904

Financial costs
Interest loss	(776)	(712)	(749)
Exchange differences	(2,825)	(1,285)	(393)
Financial accretion	(378)	(318)	(266)

Total financial costs	(3,979)	(2,315)	(1,408)

Other financial results
Result on financial assets at fair value through profit or loss	289	118	105
Result from derivative financial instruments	7	(9)	(10)
Result from net monetary position	37	146	117
Export Increase Program (1)	22	-	-
Result from transactions with financial assets (2)	32	-	-
Result from debt exchange (3)	-	-	21

Total other financial results	387	255	233

Total net financial results	897	128	(271)

(1) See Note 35.g). (2) Includes 19 corresponding to the adjustment for inflation of the fiscal year and (41) corresponding to the effect of the translation. (3) See Note 21.
29. INVESTMENTS IN JOINT AGREEMENTS
The Group participates in JA and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts.
The exploration and production JA and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established in them. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

F - 69
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

29.	INVESTMENTS IN JOINT AGREEMENTS (cont.)

The assets and liabilities as of December 31, 2023, 2022 and 2021, and main expenses for these fiscal years of the JA and other agreements in which the Group participates are as follows:

	2023	2022	2021
Non-current assets (1)	5,246	4,221	3,497
Current assets	115	157	113

Total assets	5,361	4,378	3,610

Non-current liabilities	313	294	270
Current liabilities	483	514	356

Total liabilities	796	808	626

Production cost	2,017	1,435	1,412
Exploration expenses	10	2	1

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.
As of December 31, 2023, the main exploration and production JA and other agreements in which the Group participates are the following:

Name	Location	Participation	Operator

Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste (2)	Neuquén	40.00%	Pan American Energy LLC
Aguada Pichana Este - Área Vaca Muerta (2)	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
Bajada Añelo	Neuquén	50.00%	O&G Developments LTD S.A.
Bajo del Toro	Neuquén	50.00%	YPF
Bandurria Sur	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
CAN 100 (1)	Argentine Continental Shelf	35.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
Las Tacanas	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
MLO 123	Argentine Continental Shelf	37.50%	Total Austral S.A.
Narambuena (1)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Ramos	Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Yacimiento La Ventana - Río Tunuyán	Mendoza	70.00%	YPF

(1)	See Note 34.b).
(2)
On August 11, 2023, by Decree No. 1,529/2023, the Province of Neuquén approved the agreement for the exchange of interest in exploitation concessions between YPF, Total Austral S.A. and Pan American Energy LLC, through which YPF increased its interest in Aguada Pichana Oeste by 10% and reduced its interest in Aguada Pichana Este by
5.6
%.

F - 70
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

30. SHAREHOLDERS’ EQUITY
As of December 31, 2023 the Company’s capital amounts to 3,919 and treasury shares amount to
14
represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.
As of December 31, 2023, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than
50
% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside Argentina. Items (iii) and (iv) also require prior approval by the Argentine Congress.
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
During the fiscal years ended December 31, 2023 and 2021, the Company has not repurchased its own shares. During the fiscal year ended December 31, 2022, the Company has repurchased 1,888,798 of its own shares issued for an amount of 28, for purposes of compliance with the share-based benefit plans (see Note 37).
In accordance with the provisions of the LGS and the CNV Rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the regulation of the CNV. As of December 31, 2023, the legal reserve has been fully integrated, amounting to 787. Likewise, the Company’s Shareholders’ Meeting has allocated voluntary reserves for future dividends, for investments and for purchase of treasury shares. In relation to the reserve for future dividends and in compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the peso. The dividends are declared and distributed based on the last annual audited financial statements in pesos submitted to the CNV.
Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV Rules, the balances of the accounts “Acquisition cost of treasury shares” and “Share trading premiums” in the currency of legal tender in Argentina, which is the peso, restricts the distribution of retained earnings. As of December 31, 2023 the restricted balance amounts to 70 of which 30 corresponds to the balance of “Acquisition cost of treasury shares” account and 40 to the balance of “Share trading premiums” account.
When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV Rules, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the peso, is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV Rules. When the net balance of this account at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

F - 71
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

31. EARNINGS PER SHARE
The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2023	2022	2021
Net profit or loss	(1,312)	2,228	26
Weighted average number of shares outstanding	391,722,944	392,719,453	392,792,602
Basic and diluted earnings per share	(3.35)	5.67	0.07
There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.
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
In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, YPF Holdings, YCLH Holdings and YPF International (collectively, the “YPF Defendants”), as well as other entities not related to the YPF Defendants, claiming alleged damages in an amount up to 14,000, on the basis of allegations of fraudulent transfers and alter ego liability of the YPF Defendants in connection with corporate restructuring transactions of the Maxus Entities. Throughout the 1990s and 2000s decades, certain restructuring transactions were carried out in respect of the international operations of the Group, including certain operations by the companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of such international operations. For its part, the Liquidating Trust alleged that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable, and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of their liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants rejected these allegations made by the Liquidating Trust for considering them without merit and obtained a partial summary judgment decision from the Bankruptcy Court in their favor, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust related to the alleged alter ego damages, as described in Note 32.a.4).

F - 72
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On April 6, 2023, the YPF Defendants, the Liquidating Trust and other companies not related to the YPF Defendants (Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”) signed, among other documents, a settlement and release agreement (the “Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described in Note 32.a.4).
32.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code
Following the petition filed by the Maxus Entities with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, the Company only has access to information regarding administrative and judicial proceedings against the Maxus Entities that is published by the competent authorities and/or that is publicly filed by the parties involved in such proceedings, including information published by the United States Environmental Protection Agency (“EPA”).
The development of these administrative and judicial proceedings was relevant to the Company in light of the Liquidating Trust’s request to the Bankruptcy Court that the YPF Defendants be found liable for all liabilities and contingencies of the Maxus Entities, including those that might eventually arise in the future as a result of such proceedings (“all liabilities” theory). However, as described in Note 32.a.4), on June 22, 2022, the Bankruptcy Court granted partial summary judgment in favor of the YPF Defendants, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust relating to the alleged alter ego damages. In rejecting the “all liabilities” theory, the Bankruptcy Court agreed with the YPF Defendants that the alleged alter ego damages required evidence of causation and, therefore, the Liquidating Trust would have to prove that the claimed damages were caused by the alleged alter ego conduct. Moreover, as described in Note 32.a.4), the case brought by the Liquidating Trust has been dismissed.
32.a.2.i) Environmental administrative matters
In 1986 at the time of the sale of Chemicals to Occidental, TS (formerly Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Maxus Entities filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant in the Lister Site continued to be owned by TS. Occidental alleged that under the sale agreement, Maxus made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals´ or Occidental´s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Maxus Entities, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay, which gave rise to, among others, those mentioned below:

-	2014 Feasibility Study and 2016 ROD issued by the EPA for the environmental remediation of the lower 8.3 miles of the Passaic River;
-	Removal actions next to the Lister Site undertaken by TS under the 2008 consent agreement with the EPA;
-
2019 remedial investigation report for the lower 17 miles of the Passaic River, 2020 feasibility study for the lower 17 miles of the Passaic River, and 2021 ROD issued by the EPA for the upper 9 miles of the Passaic River;

-	Feasibility study for the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers.
As of the effective date of the Trust Settlement Agreement, the Oxy Settlement Agreement and the Government Agreement (see Note 32.a.4)), certain administrative proceedings, to which the YPF Defendants are not parties, remained pending.

F - 73
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

32.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River
In relation to the alleged contamination in the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005 the DEP sued Maxus, TS, YPF, YPF Holdings, YCLH Holdings, Repsol and other companies, including Occidental (later adding YPF International), before the New Jersey Court seeking remediation of natural resources damages and punitive damages, among other claims. The defendants made responsive pleadings and filings.
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
In 2013 the DEP entered into a proposed settlement agreement with YPF, YPF Holdings, YPF International, YCLH Holdings, Maxus and TS (“Settlement Agreement”). The Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related to environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, YCLH Holdings, Maxus and TS, recognizing a limited liability of up to 400 collectively, for these and other participants in the litigation if they were found responsible. In return, Maxus would make cash payment of 65 at the time of approval of the Settlement Agreement.
Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay 65 (subject to the same 400 limitation described above).
In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of 65.
Additionally, on December 16, 2014, the New Jersey Court approved a settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of 190 and a sum amounting up to 400 to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.
Following the signing of the aforementioned settlement agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF, YPF International, YPF Holdings, YCLH Holdings and Repsol) remained pending resolution by the New Jersey Court.
However, such cross-claims were stayed as of June 17, 2016, when Maxus, TS, and other affiliated companies each filed a voluntary petition under Chapter 11 with the Bankruptcy Court, as described in Note 32.a.3). On June 28, 2016, at Occidental’s request, the New Jersey Court transferred all remaining claims in the Passaic River litigation from the New Jersey Court to the Bankruptcy Court.
On August 2, 2023, a stipulation of dismissal of all claims was filed in the New Jersey Court, effectuating the immediate dismissal with prejudice of the action as of that same date.

F - 74
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

32.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code
On June 17, 2016, each of the Maxus Entities filed a voluntary petition under the United States Bankruptcy Code with the United States Bankruptcy Court. In this context, the Maxus Entities entered into an agreement (the “2016 Agreement”) with YPF, YPF Holdings, YCLH Holdings, YPF International and YPF Services USA Corp (“YPF Services”) (together, the “YPF Entities”), to settle all of the Maxus Entities’ claims against the YPF Entities, including any alter ego claims, all of which, in the YPF Entities’ opinion, had no merit.
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
Under the Alternative Plan, the Liquidating Trust could pursue alter ego claims and any other claim belonging to the insolvent’s estate against the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Maxus Entities. As such, the Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, and on April 10, 2017, YPF Holdings gave notice that this situation constituted an event of default under the DIP Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts (12) under the terms of the DIP Loan, which were subsequently returned to YPF Holdings.
On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 32.a.4) hereafter.
32.a.4) Claim of the Liquidating Trust
On June 14, 2018, the Liquidating Trust filed a lawsuit against the YPF Defendants and the Repsol Defendants before the Bankruptcy Court, claiming alleged damages of up to 14,000, on the basis of allegations of fraudulent transfers and liability as the Maxus Entities’ alter ego (“Liquidating Trust’s Claim”). As described above, throughout the 1990s and 2000s decades, several restructuring operations were carried out in respect of the international operations of the Group, including operations of companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, as against the YPF Defendants, the Liquidating Trust alleged that (i) these restructuring transactions constituted fraudulent transfers for which the YPF Defendants were liable and (ii) the YPF Defendants were an alter ego of the Maxus Entities and were responsible for all of the Maxus Entities’ liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants rejected such allegations and filed a motion to dismiss the Liquidating Trust’s Claim (“Motion to Dismiss”).

F - 75
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, the Repsol Defendants also filed a motion requesting that the Bankruptcy Court dismiss the Liquidating Trust’s Claim. On February 15, 2019, the Bankruptcy Court denied both motions.
On March 1, 2019, the YPF Defendants sought leave to appeal the order dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019, and the parties proceeded to the discovery process.
While the aforementioned appeal was still being considered, on April 1, 2019, the YPF Defendants on one hand, and the Repsol Defendants, on the other hand, answered the complaint initiated by the Liquidating Trust.
Within the framework of the Liquidating Trust’s Claim, during 2019 and 2020 court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which was to have a matter transferred to district court of the respective district rather than a bankruptcy court, (ii) the discovery process, (iii) the filing of a motion to disqualify against the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.
On March 23, 2020, the District Court for the District of Delaware rejected the motions to withdraw the reference raised by the YPF Defendants and the Repsol Defendants as premature.
With regard to the discovery process, the judicial activity mainly included proceedings related to the definition of the documentary and testimonial evidence to be produced in the process. The fact discovery process substantially concluded on October 21, 2021, and the expert discovery process concluded on April 8, 2022.
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
On April 27, 2022, the YPF Defendants and the Repsol Defendants filed their motions for summary judgment as well as their respective oppositions to the motion for summary judgment filed by the Liquidating Trust.
On June 13, 2022, a hearing was held before the Bankruptcy Court for the presentation of the oral arguments related to motions for summary judgment. On June 22, 2022, the Bankruptcy Court rejected the motion for summary judgment filed by the Liquidating Trust stating, among other considerations, that there were relevant matters of fact in dispute that had to be settled at the trial stage. The Bankruptcy Court also partially granted summary judgment in favor of the YPF Defendants rejecting the “all liabilities” theory (responsibility for all Maxus Entities’ liabilities and contingencies) proposed by the Liquidating Trust in relation to the claimed alter ego damages. In rejecting the “all liabilities” theory proposed by the Liquidating Trust, the Bankruptcy Court concurred with the YPF Defendants that the damages claimed by alter ego require evidence of causality, and, therefore, the Liquidating Trust would have to prove that the damages claimed were caused by the purported alter ego behavior. The Bankruptcy Court also stated that the liability for the alleged alter ego behavior of the YPF Defendants and the Repsol Defendants is an issue that would have to be first settled at the trial stage before the amount of damages, if any, can be analyzed.

F - 76
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On September 30, 2022, the Bankruptcy Court confirmed the dates proposed by the parties for trial during the months of March and April 2023. On January 3, 2023, the parties jointly requested a stay of all deadlines and suspension of trial dates, with new trial dates to be held for the period between June 19, 2023, and July 31, 2023. The Bankruptcy Court granted the request that same day.
As mentioned in Note 32.a.1), on April 6, 2023, the YPF Defendants, the Repsol Defendants and the Liquidating Trust signed the Trust Settlement Agreement. Pursuant to the Trust Settlement Agreement, the Liquidating Trust agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of 575, of which the YPF Defendants agreed to pay 287.5 (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 32.a.2.ii)) was also included in the dismissals and releases described above.
In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants signed a settlement and release agreement (“Oxy Settlement Agreement”) with Occidental and various other Occidental entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, which did not require any payment in addition to the amounts covered by the Trust Settlement Agreement given the benefits to the Oxy Parties under that agreement, the Oxy Parties agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus Entities, the Passaic River and other areas subject to environmental remediation.
The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). Given the benefits to the Governmental Parties under the Trust Settlement Agreement, the Government Agreement also did not require any payment in addition to the amounts covered by the Trust Settlement Agreement.
As noted above, the YPF Defendants’ payment to the Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants under the aforementioned agreements, were subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement and a final court order approving the Government Agreement. On August 2, 2023, following satisfaction of all conditions and procedural steps, the YPF Defendants made payment under the Trust Settlement Agreement and the dismissals and releases described above became effective as to the YPF Defendants, including dismissal of all relevant state and federal actions against the YPF Defendants.
32.b) Accounting matters
In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 32.a.2), the Company considered this an event that required reconsideration of whether the consolidation of the Maxus Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.

F - 77
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

Generally, when an entity files a reorganization petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.
The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Maxus Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the voluntary filing of the reorganization petition under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court ordered otherwise. In addition, the bankruptcy cases filed with the Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s cases, the directors of the Maxus Entities do not have absolute discretion, since any decision outside the ordinary course of business of the Maxus Entities will be subject to the approval of the Bankruptcy Court.
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
In view of the foregoing, the Company understands that it is no longer able to influence the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.
33. CONTINGENT ASSETS AND LIABILITIES
The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in section 33.b).
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

F - 78
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
33. CONTINGENT ASSETS AND LIABILITIES (cont.)

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo
In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, in accordance with YPF Privatization Law.
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
On the other hand, the monitoring works carried out routinely by YPF have allowed YPF to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the implementation of a program for the survey, assessment and remediation of environmental damages, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been recognized in the “Provision for environmental liabilities” account of the “Provisions” line item in the statement of financial position.
Regarding the environmental damage to the aquifer surrounding the Luján de Cuyo Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.
33.b.2) Contentious claims

•
Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (the “District Court”), and against the Republic of Argentina (the “Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 30). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

F - 80
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
33. CONTINGENT ASSETS AND LIABILITIES (cont.)

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (the “Court of Appeals”) held that the District Court had jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (the “Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.
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
Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic. In their opening briefs, YPF and the Republic each argued that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26, 2022 and June 23, 2022, respectively.
On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF.
In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.
On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.
On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.
In this context, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.
The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

F - 81
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
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
34. CONTRACTUAL COMMITMENTS
34.a) Exploitation concessions, transport concessions and exploration permits
In fiscal year ended December 31, 2023, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2023 are described below:

•	Exploration and Exploitation Agreement Off-5 Block (Uruguay)
On December 12, 2023 YPF and the Administración Nacional de Combustibles, Alcohol y Portland (“ANCAP”) executed a contract for the granting of hydrocarbon exploration and exploitation areas in off-shore areas located in Uruguay, under which YPF, through its controlled company Miwen S.A., acquired the 100% share in the Off-5 Block. The contract term is 30 years, including an exploration and exploitation period, which may be extended for up to a maximum term of 10 years.

•	Exploration permit El Campamento Este Block
On October 12, 2023, by Decree No. 1,207/2023 issued by the Province of Santa Cruz, YPF was awarded an unconventional hydrocarbon exploration permit in the El Campamento Este Block for a term of 4 years for the first exploratory period, YPF’s main interest being the Palermo Aike geological formation.

•	Exploration permit La Azucena Block
On October 10, 2023, by Decree No. 1,182/2023 issued by the Province of Santa Cruz, YPF was awarded an unconventional hydrocarbon exploration permit in the La Azucena Block for a term of 4 years for the first exploratory period, YPF’s main interest being the Palermo Aike geological formation.

•	Fracción II - El Cerrito Block Agreement
On August 1, 2023, YPF and Compañía General de Combustibles S.A. (“CGC”) executed a framework agreement for the joint drilling and completion of the first exploratory well in the Palermo Aike formation in the Cañadón Deus area within the Hydrocarbon Unconventional Exploitation Concession Fracción II - El Cerrito, located in the Province of Santa Cruz.

•	Transport concession for the Vaca Muerta Norte oil pipeline
On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an oil transport concession associated with the Hydrocarbon Unconventional Exploitation Concession of the La Amarga Chica Block, which includes the construction of an oil pipeline from such Block to the Puesto Hernández Block for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these consolidated financial statements, the assignment by YPF to other companies of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.

F - 82
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
34. CONTRACTUAL COMMITMENTS (cont.)

•	Aguaragüe JA Concession
On February 3, 2023, YPF signed a Memorandum of Agreement with the Province of Salta under which, among other conditions: (i) the terms of the exploitation concessions of the areas Sierras de Aguaragüe, Campo Durán - Madrejones, Río Pescado and San Antonio Sur were extended for 10 years from the expiration date of their original terms; (ii) the La Bolsa area was reverted from the date of the concession’s expiration; and (iii) investments of up to 14.2 were committed. On August 24, 2023, Decree No. 543/2023 of the Province of Salta was published, approving the Memorandum of Agreement.

•	Letter of intent with the Province of Mendoza
On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte areas, from the date of the expiration of the concessions.
On August 12, 2021, the Letter of Intent was ratified by Decree No. 1,117/2021 of the Province of Mendoza.
On January 4, 2022, YPF was notified of Administrative Decision No. 01/2022, whereby the Province of Mendoza approved the reversion of Loma de La Mina area and its transfer to a new operator.
On June 22, 2023, YPF was notified of Administrative Decision No. 17/2023, whereby the Province of Mendoza approved the reversion of the Puesto Molina Norte Block.

•	Offshore exploration permit CAN 102
On March 7, 2023, by SE Resolution No. 123/2023 Equinor Argentina AS (Argentina Branch) and YPF obtained a new 1-year extension of the first exploratory period of the exploration permit of the CAN 102 Block, extending the expiration of the exploration permit until November 2025.

•	Exploration agreement in the Charagua block (Bolivia)
On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin exploration work in the Charagua block in Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan for exploration and exploitation activities in Bolivian territory was presented.
In October 2017, an agreement was reached regarding the terms for the assignment to YPFB Chaco S.A. of 40% on the Services Contract subscribed with YPFB for the exploration of the Charagua block. Moreover, the assignment agreement was executed on January 25, 2018.
On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A. On August 16, 2021 this amendment process was formally completed by the notarization of the contract.
Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and YPFB Chaco S.A., with an interest of 51%, 29.4% and 19.6%, respectively.
In 2020, the suspension of the deadlines of the first exploratory period was requested due to the COVID-19 health emergency, which was approved by YPFB on January 4, 2021 under DEEA Resolution No. 001-2021; extending the expiration of the term to May 26, 2021.

F - 83
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
34. CONTRACTUAL COMMITMENTS (cont.)

Besides, and given the continuing health emergency caused by the COVID-19 pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. The second phase of the exploratory period ended on November 3, 2023, and the third phase is currently underway.
34.b) Investment agreements and commitments, and assignments
The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and assignments executed in fiscal years ended December 31, 2023, 2022 and 2021 are outlined below.

•	Assignment agreement of CAN 100 exploration permit (offshore) - Block E-1 Reconversion
On October 8, 2019, YPF and Equinor Argentina BV (Sucursal Argentina) executed an agreement whereby Equinor Argentina BV (Sucursal Argentina) would acquire a 50% interest in the CAN 100 area, while YPF kept a 50% interest in such area. The Agreement would become effective subject to certain conditions precedent.
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
On January 14, 2021, YPF and Shell Argentina and Equinor Argentina BV (Sucursal Argentina) and Shell Argentina executed both agreements whereby YPF and Equinor Argentina BV (Sucursal Argentina) transferred to Shell Argentina a 15% interest in the area CAN 100, respectively, and YPF kept a 35% interest in such area. The effectiveness of these agreements was subject to certain conditions precedent, including the approval of the assignments by the SE, which was authorized on April 23, 2012. This assignment required the payment by Shell Argentina to YPF of the outstanding price of 5. Besides, on December 14, 2021, Shell Argentina paid YPF an additional amount of 5 given the compliance with certain conditions under the assignment agreement.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste - Narambuena area
In April 2014, YPF and subsidiaries of Chevron Corporation (hereinafter “Chevron”) signed an investment project agreement for the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area known as Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment was disbursed in two stages and there may be a third stage to be agreed in the future based on the results obtained from the exploration of the area.
To this end, the Company and Chevron executed the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (i) a 50% share in the Narambuena Exploration Project area and (ii) a 7% legal interest in the Chihuido de la Sierra Negra Exploitation Concession in the provinces of Neuquén and Mendoza. However, Chevron’s contractual rights are limited to the Narambuena area, as YPF will hold 100% ownership of the conventional production and reserves outside the project area and Desfiladero Bayo area. In 2008, the concession of the Narambuena area was extended until November 14, 2027.
Stage I was completed in 2018 and Stage II began in April 2018, which was completed in April 2021, with total contributions from the CDNC for Stage I and II amounting to
 114.4.
In January 2022, Chevron ratified its decision to exercise the option to begin Stage III of the unconventional investment project in Narambuena area.

F - 84
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
34. CONTRACTUAL COMMITMENTS (cont.)

34.c) Contractual commitments
The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net profit or loss for the year or period in which they were identified.
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
As of December 31, 2023, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 3,241.
34.d) Agreement between Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.
On October 19, 2020, the settlement agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As of December 31, 2022, the Company paid a total amount of 150 for said agreement, which included an initial payment of 22 and 18 monthly installments recognized in “Other liability” in the statement of financial position, which were secured.
34.e) Granted guarantees
As of December 31, 2023, the Group issued bank guarantees for an amount of 10. YPF assumed other commitments for an amount of 84 in relation to compliance with obligations of its subsidiaries and joint ventures.
YPF opened a reserve and payment account in New York for holders of Class XVI NO, whose balance as of December 31, 2023, 2022 and 2021 is 138 (of which there was an outstanding amount of 40 to reach the total amount of 178), 160 (of which there was an outstanding amount of 25 to reach the total amount of 185) and 19, respectively, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.
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

F - 85
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

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

-
The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective: (i) permit for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) permit for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years; and (iii) permit for exploration in continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in continental shelf and territorial waters: 30 years. Besides, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

-
Holders of exploitation concessions may obtain a transportation concession to evacuate their production. Thus, the term of transportation concessions originating from a conventional exploitation concession will be 25 years, and those originating from an unconventional exploitation concession 35 years, counted from the date of the concession award plus any extension of the terms which may be granted.

Since the issuance of Decree No. 115/2019, the term of transportation concessions awarded through a bidding process will be 35 years from the date of award, which may be extended for an additional term of 10 years. Additionally, holders of transportation concessions granted from the effective date of such Decree and expansions of facility capacity in transportation concessions granted prior to such date and carried out thereafter, may ensure firm service capacity to shippers through capacity reservation contracts. These contracts may be freely negotiated regarding their allocation modality, prices and volumes. The uncontracted capacity and the unused contracted capacity shall be subject to the tariff to be approved by the enforcement authority.

-
Holders of an exploration permit and exploitation concession shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate to five percent (5%) considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit, to the tax regime established under the Hydrocarbons Law.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

F - 86
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

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

-
In 2003, under Decree No. 546/2003, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the Provinces.

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
35.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.
On December 16, 2021, Provincial Decree No. 2,183/2021 was published, whereby the Province of Neuquén approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of a CENCH in the province.
The aforementioned Resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for a CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.
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
On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

F - 87
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

35.b.2) Refined products
Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established specifications for diesel grades 2 and 3 and gasoline, which include changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil companies had to submit to the enforcement authority a detailed schedule of the investment program for the following years.
Through SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 2 and diesel grade 2, and the deadline to meet these requirements was extended since January 1, 2024.
However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until December 31, 2025. Therefore, the Company is currently executing the last works in compliance with the applicable Resolution.
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
The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereinafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).
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

F - 88
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

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
The sale of natural gas to the thermoelectric generation segment is regulated by former SE Resolution No. 95/2013, article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuel without cost to generators which do not have natural gas supply contracts currently in force.
Besides, sales to the industrial sector, as well as to the CNG sector (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.
Decree No. 1,053/2018
Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in U.S. dollars, which resulted in a reduction in the price of natural gas applicable to the October-December 2018 term, with no agreement being reached regarding the exchange rate differences to be contemplated.
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
On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.
As of the date of issuance of these consolidated financial statements, the Company filed administrative claims with the Ministry of Finance requesting the payment of the second to the thirtieth installment under the regime plus interest, which have not yet been resolved.

F - 89
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

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
Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the “Procedure to Obtain Natural Gas Export Licenses” was established, providing that in order to obtain an export license, the domestic market supply should be secured. This Procedure was later overruled by SGE Resolution No. 417/2019.
At present, natural gas exports are subject to SE Resolution No. 774/2022, which specifies the terms and conditions of the Process to award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.d.1)) to producers holding export licenses.
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
The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions (Pliego), the Distribution License and the Transfer Agreement lay down the legal framework for Metrogas’ activities.
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

F - 90
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

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
The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposal, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.
Besides, the distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.
Tariff schemes and tariff renegotiations
With the enactment of the Under Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This Law provided for the conversion into Pesos of tariffs established in convertible U.S. dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.
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
Notwithstanding the variables contemplated for the RTIs and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which significantly modified the economic and financial equation provided for in the RTIs and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.
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

F - 91
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

On December 23, 2019, Law No. 27,541 “Solidarity Law” was published in the BO, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTIs and authorized the PEN to administratively intervene the ENARGAS for a term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.
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
On April 28, 2023, ENARGAS Resolution No. 190/2023 was published in the BO, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.
On December 18, 2023, Decree No. 55/2023 was published, ordering the start of the RTI (see Note 35.c.6)).
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
This procedure complies with article 20.2 of the Standard License approved by Decree No. 2,255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.
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
On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current natural gas market situation, in order to comply with article 34 of the Gas Law.
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

F - 92
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

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
Under the LPG Law, which provides for the creation of a trust fund to finance bottled LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched several programs stimulating the supply of the domestic market (see Note 35.d.2)).
Through ENARGAS Resolutions No. 704/2023 and No. 52/2024, the treatment of the incidence of LPG freight and/or transportation costs was be considered with respect to locations supplied with undiluted propane/butane gas through networks (see Note 35.c.6)).
35.c.5) Regulatory framework associated with electric power generation
The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.
The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and No. 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the regulatory framework is supplemented with specific regulations issued to promote their development (see “Renewable Energies” section).
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

F - 93
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

WEM
The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers; a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load center (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.
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
On February 26, 2020, the SE through Resolution No. 31/2020 set the conversion to pesos of the remuneration of generation units not committed under contracts (set in U.S. dollars since former SEE Resolution No. 19/2017. Subsequently, the SE, through new Resolutions has been determining increases in the aforementioned remuneration regime. On October 30, 2023, through Resolution No. 869/2023 the SE determined an increase in said remuneration.
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

-
The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, No. 252/2016, No. 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

F - 94
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

35.c.6) Decree No. 55/2023 - Emergency in the national energy sector
On December 18, 2023, Decree No. 55/2023 was published in the BO declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it will be effective until December 31, 2024. Such decree established: (i) the start of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.
On December 18, 2023, ENARGAS Resolution No. 704/2023 was published in the BO in order to put into consideration through public hearing: (i) the transitional adjustment of tariffs for the public service of natural gas transportation and natural gas distribution through networks; (ii) the transfer to tariffs of the price of purchased natural gas; (iii) the determination of the monthly price update for tariffs of the public service of natural gas transportation and natural gas distribution through networks; (iv) the treatment of the impact of the price of natural gas on UNG; and (v) the reversal of the Gasoducto Norte pipeline. On February 15, 2024, ENARGAS Resolution No. 52/2024 was published in the BO which declared the validity of the aforementioned public hearing and established that the approval of the transitory tariffs will take place within 30 days of the publication of this Resolution.
35.d) Incentive programs for hydrocarbon production
35.d.1) Incentive programs for natural gas production
With the purpose of increasing production and the offer of natural gas in the domestic market, considering the country’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:
Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”)
By MINEM Resolution No. 46-E/2017 Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina basin until December 31, 2021.
This Resolution established a compensation equal to the amount resulting from deducting from the effective sales price obtained from sales to the domestic market, including conventional and unconventional natural gas, the minimum sales price of 7.50 US$/MBtu for 2018, 7.00 US$/MBtu for 2019, 6.50 US$/MBtu for 2020 and 6.00 US$/MBtu for 2021, multiplied by the production volumes of unconventional natural gas. Compensations under Resolution 46 Program would be paid as follows: 88% to producing companies and 12% to the Province where the concession area included in the Program is located.
The Company was admitted to the Resolution 46 Program for its interest in the Aguada Pichana Este and Aguada Pichana
Oeste - Aguada
de Castro areas.
Under the Resolution 46 Program, the Company filed administrative objections to several payment resolutions. As of the date of issuance of these consolidated financial statements, the SE has not issued any resolution on this respect.
Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)
On November 16, 2020, Decree No. 892/2020 was published, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competitive system for the formation of natural gas prices.

F - 95
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanism allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Besides, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.
Besides, participating producers shall undertake to reach a production curve per basin that ensures the maintenance and/or increase of current production levels, according to bids presented. If the curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added (obligation imposed under the Plan GasAr 2020-2024 to producers) is not complied with.
On November 24, 2020 SE Resolution No. 317/2020 was published, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods from 2021 to 2024, included.
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
As of December 31, 2023, the Company has received compensations from the National Government for an accumulated total amount of 327.
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
In addition, the Plan GasAr 2023-2028 modifies the scheme for natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.

F - 96
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

On December 23, 2022, SE Resolution No. 860/2022 was published, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and subdistribution licensees, ENARSA and CAMMESA from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m³/d; and (iii) the award of natural gas volumes to suppliers. Under this Resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m³/d (Base Gas January) and a natural gas volume in the winter season of up to 3,250,000 m³/d (Peak Gas 2024) under the Plan GasAr 2023-2028.
On September 27, 2023, SE Resolution No. 799/2023 was published, awarding the Company monthly volumes of natural gas supply to the Austral and Noroeste basins for the October 2023-December 2028 period under the Plan GasAr 2023-2028.
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
Propane Network Agreement
In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the MINEM entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Later, under Law No. 26,019 of 2005, Law No. 26,546 of 2009 and Decree No. 496/2023, the agreement was authorized to be extended until December 31, 2023. The 20th extension agreement of the Propane Network Agreement is still in force.
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

F - 97
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

The following are the main benefits established for subjects reached by this Regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the start-up of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of article 6 of Law No. 17,319, subjects included in the Regime will be entitled to obtain, from fifth year following the approval and start-up of their respective projects - with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above - a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable.
35.d.4) Incentive Programs for the Production of Conventional Hydrocarbons

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
As of the date of issuance of these consolidated financial statements, the proposals for Program I, which involve projects in Barrancas, Vizcacheras and Loma Alta Sur areas, and for Program II, which involve projects in Barrancas and Desfiladero Bayo areas, were approved.

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
Decree No. 424/2023 provided continuity to the Program created by Decree No. 913/2021, enabling the submission of new investment plans with tax credit that may be used until December 31, 2028.
Under the Provincial Hydrocarbon Reactivation Program, YPF has executed agreements with the Province of Neuquén to obtain the benefits of this Program, which involve projects in the Octógono Fiscal, Al Norte de La Dorsal, Loma La Lata - Sierra Barrosa, Señal Cerro Bayo and Volcán Auca Mahuida areas.

F - 98
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

•	Provincial Stimulus Program - Province of Chubut
By Decree No. 278/2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment. The Program contemplates a reduction in royalty rates applicable to incremental production.
Under these Program, YPF submitted projects comprising the areas of Manantiales Behr, Campamento Central - Cañadón Perdido, Restinga Alí and El Trébol.
As of the date of issuance of these consolidated financial statements, the Province of Chubut has granted a 50% royalty rate reduction applicable to: (i) incremental production from the Polymer Injection Pilot Project in El Trébol area, decided by Decree No. 166/2022, reducing the royalty rate to 6% for such production until June 2031; (ii) incremental production from the Offshore Primary Development Project (Proyecto Desarrollo Primaria Costa Afuera) in Restinga Alí area, decided by Decree No. 184/2022, reducing the royalty rate to 6% for oil production obatined from up to 6 wells in such area for a 10-year term; and (iii) incremental production from the Grimbeek Norte II Secondary Polymer Injection Pilot Project in the Manantiales Behr area, decided by Decree No. 418/2023, reducing the royalty rate to 6% for oil production obtained until September 2031.
35.e) Tax regulations
35.e.1) Income tax
Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2023, 2022 and 2021 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.
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

F - 99
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published in the BO, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million pesos; and (ii) have not determined any income tax. This extraordinary pre-payment will be estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.
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
Later, under the Tax Reform, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.
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
On February 22, 2023, Decree No. 86/2023 was published in the BO through which the RIAIC is reestablished, recognizing an amount equivalent to the amount that refining companies and/or integrated refiners must pay as fuel tax for imports of diesel and gasoline made between January 1 and February 28, 2023, which may be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said Decree and its corresponding regulation.
On July 10, 2023, SE Resolution No. 570/2023 was published in the BO, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023 to April 30, 2023, that meet certain requirements established in said Decree and its corresponding regulation.

F - 100
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

On September 7, 2023, Decree No. 461/2023 was published in the BO, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023 to October 31, 2023 that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published in the BO, which extended the effective term of the provisions of Decree No. 461/2023 for import operations of diesel and/or gasoline carried out until November 30, 2023.
35.e.4) Regime for the regularization of taxes
On August 26, 2020, Law No. 27,562 (the “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework”) was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized enterprises (MSMEs) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previously comply with the requirement to repatriate at least 30% of those assets within 60 days from the date they adhered to the regime (including shareholders holding at least 30% of the capital stock).
The regime allowed to include obligations past due as of July 31, 2020 and established a cash discount or plans from 48 to 120 installments, depending on the type of debt and taxpayer, subject to a 2% fixed monthly interest rate in the first 6 installments and BADLAR rate in pesos at private banks from the seventh installment.
Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.
On November 11, 2021, Law No. 27,653 “Tax Relief Law to Strengthen the Recovery of Economic and Social Activities Affected by the COVID-19 Pandemic” was published in the BO, which (i) it extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562, extending its deadlines and further covering obligations past due as of August, 31, 2021, included; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity, interest in excess of 40% of the principal outstanding amount were written off and payment in plans of up to 72 installments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled such tax debt, established under Law No. 27,541.
In addition, AFIP General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, included, term which was extended to April 29, 2022 by AFIP General Resolution No. 5,181/2022 published in the BO on April 1, 2022.
35.e.5) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)
On July 24, 2023, Decree No. 377/2023 was published in the BO, through which the scope of the PAIS Tax established by Law No. 27,541/2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.
The rates applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations. On December 13, 2023, Decree No. 29/2023 was published in the BO, which increased the rates mentioned in items (ii) and (iii) to 17.5%.
35.e.6) Tax benefits for price agreements
On August 26, 2023, Decree No. 433/2023 was published in the BO, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy, or adjusting existing ones. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.

F - 101
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

35.f) Customs regulations
35.f.1) Export duties
Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and associated with Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such Decrees and their supplementary regulations (see Note 35.g)).
Hydrocarbons
Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.
On May 19, 2020, Decree No. 488/2020 was published in the BO, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent crude price is equal to or below 45 US$/bbl) to 8% (where the Brent crude price is equal to or above 60 US$/bbl). It was effective until December 2021.
On December 31, 2020, Decree No. 1,060/2020 was published in the BO effective until December 31, 2022, establishing a 4.5% export duty rate on goods included in Chapter 29 of the MERCOSUR Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.
Agricultural products
On March 4, 2020, Decree No. 230/2020 was published in the BO, which established a 33% tax (maximum tax rate allowed under Law No. 27,541), on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.
On October 5, 2020, Decree No. 790/2020 was published in the BO, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively, from January 2021. From March 2022, all export duties for the products mentioned above were set in 33%. As of January 2023, the export duties established by Decree No. 790/2020 were restored.
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
35.f.2) Customs collections
On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published in the BO, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.
In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

F - 102
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published in the BO, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the Secretariat to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.
On December 29, 2023, by AFIP General Resolution No. 5,476/2023, the provisions of AFIP General Resolution No. 5,339/2023 were extended until June 30, 2024, eliminating the temporary restrictions for computing VAT collections.
35.g) Regulations related to the Foreign Exchange Market
With the aim of regulating access to the Foreign Exchange Market for payments of imports of goods and services, payments of principal and interest of foreign financial debts and payment of profits and dividends, among other things, the BCRA established the following requirements:

i.
Until December 31, 2024, the need to obtain the BCRA’s previous consent to repay principal and interest on foreign financial debts where creditor is not related to debtor, unless certain conditions established in the regulations are complied with.

ii.
The obligation to settle through the Foreign Exchange Market within a given term all funds received from abroad resulting from collection of loans granted to third parties, the collection of term deposits or the proceeds from the sale of any other asset, where the asset has been acquired, the deposit made or the loan granted after May 28, 2020, unless certain conditions established in the regulations are complied with.

iii.
The obligation to file a refinancing plan for maturities of principal and interest on foreign financial debts and issues of debt securities in foreign currency scheduled from October 15, 2020 to December 31, 2023.

In addition, the BCRA established requirements to obtain access to the Foreign Exchange Market without prior consent, which include submitting a sworn statement declaring:

i.
That all holdings in foreign currency in the country are deposited in a local bank account, that no available liquid foreign assets are owned and that no certificates of Argentine deposits representing foreign shares jointly exceeding US$ 100,000 are held.

ii.
That certain operations of sale, exchange and transfer of securities were not carried out in the 180 days (in certain cases in the 90 days) prior to accessing the Foreign Exchange Market, and it undertakes not to carry out these type of operations in the subsequent 180 days (in certain cases in the 90 days).

iii.
That in the 180 days prior to accessing the Foreign Exchange Market no deliveries were made in the country of funds in local currency or in local liquid assets, unless certain conditions established in the regulations are complied with.

In relation to the payment of imports of goods with customs registration entry before December 13, 2023 and of services provided and/or accrued before December 13, 2023 (hereinafter “debt stock”), entities may subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, by its acronym in Spanish) for an amount equal to such imports.
Entities which have subscribed BOPREAL until January 31, 2024 for up to an amount equal or in excess of 50% of the debt stock may access the Foreign Exchange Market from February 1, 2024 for those amounts and in compliance with the conditions established in Communication “A· No. 7,925, as amended. In addition, entities which have subscribed BOPREAL until January 31, 2024 for up to an amount equal or in excess of 25% of the debt stock may access the Foreign Exchange Market from February 1, 2024 for those amounts and in compliance with the conditions established in Communication “A” No. 7,941.
From April 1, 2024, the proceeds from the sale of securities quoted in foreign currency generated by the difference between the value of the BOPREAL acquired in primary auction and its nominal value may be directly deposited in a third party’s account abroad.

F - 103
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

Regarding the payment of imports of goods with customs entry registration from December 13, 2023 and services provided and/or accrued from December 13, 2023, entities may obtain access to the Foreign Exchange Market without the BCRA’s prior consent when, in addition to the regulatory requirements applicable in each case, it is verified that the payment complies with the schedule established in the regulations.
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
Beneficiaries of RADPIP and RADPIGN regimes will have, for a percentage of the incremental production in accordance with (iii) above, access to foreign exchange currencies on the Exchange Market for the payment of principal and interest on foreign trade and financial liabilities, including liabilities with non-resident related companies and/or profits and dividends. Such access to the Exchange Market will not be subject to prior approval by the BCRA.
On the other hand, through Communications “A” 7,788 and “A” 7,803 the BCRA established the possibility for entities in the energy sector and beneficiaries of Decree No. 277/2022 to subscribe bills in U.S. dollars payable in pesos at zero rate (“LEDIV”, by its acronym in Spanish) simultaneously with the financing of imports, pre-financing of exports and/or foreign currency settlements.
Export Increase Program
In relation to settlements through the Foreign Exchange Market of funds received from abroad, the BCRA established the following regulations:

-
Communication “A” 7,853 allowed that the proceeds from exports of certain products related to the hydrocarbon industry, pre-financing and/or post-financing of exports or settlement advances made until October 25, 2023 under the “Export Increase Program” established by Decree No. 492/2023 and SE Resolutions No. 808/2023 and No. 827/2023, be used on a 25% for trading securities quoted in foreign currency and payable in pesos and the remaining 75% be settled in the Foreign Exchange Market which may be deposited in interest-bearing accounts and/or subscribed in LEDIV.

-
Communication “A” 7,867 allowed that the proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances made until November 17, 2023 under the “Export Increase Program” established by Decree No. 549/2023, be used on a 30% for trading securities quoted in foreign currency and payable in pesos and the remaining 70% be settled in the Foreign Exchange Market which may be deposited in interest-bearing accounts and/or subscribed in LEDIV.

On November 21, 2023, Decree No. 597/2023 was published, which extended the “Export Increase Program” of the Decree No. 549/2023 until December 10, 2023 and allows that proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances be used on a 50% for trading securities quoted in foreign currency and payable in pesos and the remaining 50% be settled in the Foreign Exchange Market.
On December 13, 2023 Decree No. 28/2023 was published, which reestablished the “Export Increase Program” of Decrees No. 549/2023 and No. 597/2023, and allowed that proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances be used on a 20% for trading securities quoted in foreign currency and payable in pesos and the remaining 80% be settled in the Foreign Exchange Market.

F - 104
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
35. MAIN REGULATIONS (cont.)

35.h) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023
On December 21, 2023, Decree No. 70/2023 was published in the BO, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (I) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuel signed between oil companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.
Although the DNU No. 70/2023 needs to be debated and ratified by at least one of the houses of the National Congress, its provisions are effective since December 29, 2023, except for some provisions that have been subject to precautionary measures that suspended their validity. As of the date of issuance of these consolidated financial statements, it is not possible to anticipate the evolution of the modifications set out in such DNU nor the new measures that might be announced nor its impacts.
35.i) CNV Regulatory Framework
Information requirements as Settlement and Clearing Agent and Trading Agent
As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.
In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2023, the equity of the Company exceeds the minimum equity required by such Rules.

F - 105
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2023, 2022 and 2021 and transactions with the mentioned parties for the years ended on such dates.

	2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities
	Non-current	Current	Current	Non-current	Current	Current	Current
Joint Ventures:

YPF EE	-	5	5	4	-	39	-
Profertil	-	-	15	-	-	15	-
MEGA	-	-	15	-	-	-	-
Refinor	-	-	12	-	4	1	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	-	1	-
OTC	-	-	-	-	-	1	-

	-	5	47	4	4	59	-

Associates:
CDS	-	-	-	-	-	-	-
YPF Gas	-	1	6	-	-	1	-
Oldelval	43	-	-	4	-	10	-
Termap	-	-	-	-	-	2	-
GPA	-	-	-	-	-	1	-
Oiltanking	-	-	-	-	-	4	-
Gas Austral	-	-	-	-	-	-	-

	43	1	6	4	-	18	-

	43	6	53	8	4	77	-

	2022
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities
	Non-current	Current	Current	Non-current	Current	Current	Current
Joint Ventures:
YPF EE	-	4	6	-	-	40	-
Profertil	-	-	8	-	-	12	-
MEGA	-	-	43	-	-	1	-
Refinor	-	-	13	-	-	3	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	-	-	-
OTC	-	-	-	-	-	-	-

		4	70	-	-	58	-

Associates:
CDS	-	-	-	-	-	-	-
YPF Gas	-	2	9	-	-	3	-
Oldelval	-	18	-	-	-	10	-
Termap	-	-	-	-	-	3	-
GPA	-	-	-	-	-	2	-
Oiltanking	-	-	-	-	-	4	-
Gas Austral	-	-	-	-	-	-	-

	-	20	9	-	-	22	-

	-	24	79	-	-	80	-

F - 106
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2021
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities
	Non-current	Current	Current	Non-current	Current	Current	Current
Joint Ventures:

YPF EE	-	4	12	-	8	33	1
Profertil	-	-	11	-	-	9	-
MEGA	-	-	43	-	-	6	-
Refinor	-	-	19	-	-	1	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	-	-	-
OTC	-	-	-	-	-	-	-

	-	4	85	-	8	51	1

Associates:
CDS	-	-	-	-	-	-	-
YPF Gas	-	1	7	-	-	2	-
Oldelval	-	-	-	-	-	4	-
Termap	-	-	-	-	-	1	-
GPA	-	-	-	-	-	3	-
Oiltanking	-	-	-	-	-	2	-
Gas Austral	-	-	-	-	-	-	-

	-	1	7	-	-	12	-

	-	5	92	-	8	63	1

F - 107
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2023			2022			2021
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	24	115	1	33	126	-	64	100	-
Profertil	73	135	-	76	208	-	56	115	-
MEGA	256	3	1	242	-	-	197	13	-
Refinor	94	22	-	142	35	-	130	15	-
OLCLP	1	13	-	1	11	-	1	8	-
Sustentator	1	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	2	-
OTA	-	8	-	-	3	-	-	-	-
OTC	-	3	-	-	-	-	-	-	-

	449	299	2	494	383	-	448	253	-

Associates:
CDS	-	-	-	-	-	-	4	-	(1)
YPF Gas	52	6	1	77	9	-	58	8	-
Oldelval	-	60	-	1	50	-	-	36	-
Termap	-	22	-	-	21	-	-	19	-
GPA	-	16	-	-	17	-	-	18	-
Oiltanking	-	26	-	-	28	-	-	25	-
Gas Austral	3	-	-	5	-	-	5	-	-

	55	130	1	83	125	-	67	106	(1)

	504	429	3	577	508	-	515	359	(1)

F - 108
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2023	2022	2021	2023	2022	2021

SGE	(1) (18)	-	-	16	-	-	39
SGE	(2) (18)	23	72	43	195	192	169
SGE	(3) (18)	2	9	4	6	15	8
SGE	(4) (18)	-	1	2	-	-	-
SGE	(5) (18)	4	7	1	7	8	9
SGE	(6) (18)	8	38	66	-	-	-
Ministry of Transport	(7) (18)	2	8	8	25	51	67
AFIP	(8) (18)	20	38	-	83	52	-
Secretary of Industry	(9) (18)	-	-	-	-	2	6
Ministry of Work, Employment and Social Security and AFIP	(10) (18)	-	-	-	-	-	2
CAMMESA	(11)	59	109	125	374	403	587
CAMMESA	(12)	(3)	(4)	(11)	(49)	(26)	(85)
ENARSA	(13)	25	71	87	141	130	123
ENARSA	(14)	(62)	(97)	(77)	(52)	(30)	(34)
Aerolíneas Argentinas S.A.	(15)	43	89	26	383	416	127
Aerolíneas Argentinas S.A.	(16)	-	-	-	(1)	(2)	(2)
Agua y Saneamientos Argentinos S.A.	(17)	2	10	17	-	-	32

(1)	Benefits for the Resolution 46 Program. See Note 35.d.1).
(2)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1).
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2).
(4)
Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods.

(5)	Compensation for the lower income that Natural Gas Piping Distribution Service licensed companies receive from their users for the benefit of Metrogas.
(6)	Compensation by Decree No. 1,053/2018. See Note 35.c.1).
(7)
Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(8)	Benefits of the RIAIC. See Note 35.e.3).
(9)
Incentive for domestic manufacturing of capital goods, for the benefit of AESA. It takes place through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(10)	Benefits recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 26.
(11)	Sales of fuel oil, diesel and natural gas.
(12)	Purchases of electrical energy.
(13)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(14)	Purchases of natural gas and crude oil.
(15)	Sales of jet fuel.
(16)	Purchases of miles for the YPF Serviclub Program.
(17)	Sales of assets held for disposal.
(18)	Income from incentives recognized according to IAS 20. See Note 2.b.12).
Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14, 15 and 21 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.
On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and bills and bonds issued by the National Government identified as investments in financial assets at amortized cost (see Note 14). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 15).
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

F - 109
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
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
During fiscal years 2023, 2022 and 2021, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 453, 442 and 424, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2023, 2022 and 2021 amounts to 38, 46 and 29, respectively.
The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2023, 2022 and
2021:

	2023	2022	2021
Short-term employee benefits (1)	10	13	12
Share-based benefits	1	1	1
Post-retirement benefits	-	1	1
Termination benefits	3	6	2

	14	21	16

(1)	Does not include social security contributions of 2, 3 and 3 for the years ended December 31, 2023, 2022 and 2021, respectively.
37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS
Retirement plan
Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to a mutual fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or constructive obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.
The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.
The amount charged to expense related to the retirement plan was 3, 4 and 3 for the years ended December 31, 2023, 2022 and 2021, respectively.
Objective performance bonus programs and performance evaluation programs
These programs cover certain of the Group’s personnel and are paid in cash. These bonuses are based on compliance with corporate objectives, business unit objectives and individual performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance evaluation of each employee.
The amount charged to expense related to the objective performance bonus programs and performance evaluation programs was 111, 122 and 73 for the years ended December 31, 2023, 2022 and 2021, respectively.

F - 110
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Share-based benefit plans
From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the period defined in the plan (period of up to 3 years from the grant date, hereinafter “service period”), being this the only necessary condition to access the agreed final retribution.
Consistent with and with similar characteristics to share-based benefit plans approved in previous years, the Company’s Board of Directors:

-	at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018.

-	at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019.

-	at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

-	at its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

-	at its meeting held on September 15, 2022, approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

-	at its meeting held on August 16, 2023, approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.
Moreover, the 2019 - 2022 Plan was supplemented with an additional U.S. dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.
Besides, it was defined that the 2021 - 2024 Plan would be paid in cash. Such change in the conditions of the Plan does not have any significant effects.
Note 2.b.11) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 30.
Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2023, 2022 and 2021, is as follows:
Plan 2018 - 2021

	2023	2022	2021
Amount at the beginning of the fiscal year	-	-	237,082
- Granted	-	-	-
- Settled	-	-	(230,254)
- Expired	-	-	(6,828)

Amount at the end of the fiscal year (1)	-	-	-

Expense recognized during the fiscal year	-	-	-	(2)
Fair value of shares on grant date (in U.S. dollars)	-	-	13.60

(1)	The life of the plan in 2021 was 7 months.
(2)	Registered value less than 1.

F - 111
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021
37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2019 - 2022

	2023	2022		2021
Amount at the beginning of the fiscal year	-	258,904		467,368
- Granted	-	-		-
- Settled	-	(192,225)		(182,510)
- Expired	-	(66,679)		(25,954)

Amount at the end of the fiscal year (1)	-	-		258,904

Expense recognized during the fiscal year	-	-	(2)	2
Fair value of shares on grant date (in U.S. dollars)	-	9.97		9.97

(1)	The life of the plan in 2022 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2021.
(2)	Registered value less than 1.
Plan 2020 - 2023

	2023		2022	2021

Amount at the beginning of the fiscal year	350,796		681,529	985,900
- Granted	-		-	-
- Settled	(271,817)		(308,298)	(263,914)
- Expired	(78,979)		(22,435)	(40,457)

Amount at the end of the fiscal year (1)	-		350,796	681,529

Expense recognized during the fiscal year	-	(2)	1	2
Fair value of shares on grant date (in U.S. dollars)	4.75		4.75	4.75

(1)	The life of the plan in 2023 was 7 months, whereas the average remaining life of the plan was 7 months as of December 31, 2022, and between 7 and 19 months as of December 31, 2021.
(2)	Registered value less than 1.
Plan 2021 - 2024

	2023	2022	2021

Amount at the beginning of the fiscal year	818,823	1,252,400	-
- Granted	50,037	-	1,252,400
- Settled	(367,371)	(418,598)	-
- Expired	(23,392)	(14,979)	-

Amount at the end of the fiscal year (1)	478,097	818,823	1,252,400

Expense recognized during the fiscal year	17	6	2
Fair value of shares on grant date (in U.S. dollars)	36.43	8.00	8.00

(1)
The average remaining life of the plan is 7 months as of December 31, 2023, whereas the remaining life of the plan was between 7 and 19 months as of December 31, 2022, and between 7 and 31 months as of December 31, 2021.

Plan 2022 - 2025

	2023	2022	2021

Amount at the beginning of the fiscal year	962,150	-	-
- Granted	69,176	962,150	-
- Settled	(320,649)	-	-
- Expired	(69,516)	-	-

Amount at the end of the fiscal year (1)	641,161	962,150	-

Expense recognized during the fiscal year	2	1	-
Fair value of shares on grant date (in U.S. dollars)	6.67	6.67	-

(1)	The average remaining life of the plan is between 8 and 20 months as of December 21, 2023, whereas the average remaining life of the plan was between 8 and 32 months as of December 31, 2022.
Plan 2023 - 2026

	2023		2022	2021

Amount at the beginning of the fiscal year	-		-	-
- Granted	778,756	(2)	-	-
- Settled	(7,473)		-	-
- Expired	(50,915)		-	-

Amount at the end of the fiscal year (1)	720,368		-	-

Expense recognized during the fiscal year	1		-	-
Fair value of shares on grant date (in U.S. dollars)	14.63		-	-

(1)	The average remaining life of the plan is between 8 and 32 months as of December 31, 2023.
(2)	Includes an allocation of 47,650 shares with settlement upon plan expiration.

F - 112
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

38. SUBSEQUENT EVENTS
On January 5, 2024, the Company announced an offer for the purchase of Class XXVIII NO maturing in April 2024, issued under the 2008 MTN Program for the total principal amount of 346, having received and accepted purchase orders for 138, which represent 40% of the outstanding amount, and were completely cancelled as of February 7, 2024 plus the corresponding interest.
On January 17, 2024, the Company, under the Frequent Issuer Regime, issued in the international market Class XXVIII NO denominated, subscribed and payable in U.S. dollars at a fixed annual nominal interest rate of 9.50% maturing in January 2031, repayable in 10 biannual installments from July 2026. Class XXVIII NO were issued for a nominal value of 800 at a price of 99.083% with a yield to maturity of 9.75% and are secured. YPF opened a reserve and payment account in New York for holders of Class XXVIII NO, which must cover 125% of the debt services of such NO to be paid over the next 6 months, as authorized by the existing foreign exchange regulations.
On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. The indicated matured fields consist of a total of 55 areas which are being segregated in 18 disposal groups. This disposal of assets is consistent with the Company’s new management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields. These groups of assets are expected to qualify for recognition as a completed disposal within 12 months since the decision of the YPF’s Board of Directors and as such, they met all the criteria to be classified as held for sale as of that date. Accordingly, the assets will be reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Provision for hydrocarbon wells abandonment obligations held for sale” line item as current items in the statement of financial position. The disposal of these groups of assets did not meet the IFRS 5 held for sale criteria as of December 31, 2023, accordingly these disposal groups of assets were not classified as held for sale as of that date.
Considering the aforementioned YPF’s Board of Directors’ decision, impairment indicators under IAS 36 has been evaluated for each group of assets (see Note 8). The assets and liabilities comprising the operations to be classified as held for sale are property, plant and equipment with a carrying amount of 1,899, and the related provision for hydrocarbon well abandonment obligations with a carrying amount of 2,082, as of December 31, 2023.
Notwithstanding the foregoing, the carrying amount of these assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals.
As of the date of issuance of these consolidated financial statements, there have been no other material subsequent events whose effect on the Group’s financial position, results of operations or their disclosure in notes as of December 31, 2023, should have been considered in such consolidated financial statements according to IFRS.
These consolidated financial statements were approved by the Board of Director’s meeting and authorized to be issued on March 6, 2024.

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
Oil and gas reserves
Proved oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.
Information on net proved reserves as of December 31, 2023, 2022 and 2021 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2023, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oils for each month within the
12-month
period ended December 31, 2023, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-month
period average ended December 31, 2023 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain areas, which will be in effect until their corresponding termination dates. See Note 35.d.1) to the Audited Consolidated Financial Statements.
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
Technology used in establishing proved reserves additions in 2023
YPF’s estimated proved reserves as of December 31, 2023 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality
2-D
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
Assuming all other factors remain constant, if commodity reference prices for crude oil used in our year-end
reserve estimates were decreased by 10%, our total proved reserves as of December 31, 2023 would decrease by approximately 5%.
If natural gas prices used in our
year-end
reserve estimates decreased by 10%, our total proved reserves as of December 31, 2023 would decrease by approximately 2%.
Furthermore, assuming all other factors remain constant, if costs used in our year-end
reserve estimates increased by 10% for crude oil and natural gas, our total proved reserves as of December 31, 2023 would decrease by approximately 6%.
However, if we combine the three mentioned effects, our total proved reserves as of December 31, 2023 would decrease by approximately 11%.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in YPF’s estimated net proved reserves
The table below sets forth information regarding changes in YPF’s net proved reserves for the year ended as of December 31, 2023, 2022 and 2021, by hydrocarbon product:

	For the year ended December 31,
	(millions of barrels)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil and condensate
Consolidated entities
As of January 1,	606	-	606	643	-	643	483	-	483
Developed	262	-	262	322	-	322	229	-	229
Undeveloped	344	-	344	321	-	321	254	-	254
Revisions of previous estimates (1)	(63)	-	(63)	(72)	-	(72)	161	-	161
Extensions and discoveries	75	-	75	125	-	125	76	-	76
Improved recovery	17	-	17	(7)	-	(7)	*	-	*
Purchase of minerals in place	-	-	-	-	-	-	*	-	*
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	(89)	-	(89)	(83)	-	(83)	(77)	-	(77)

As of December 31, (3)	546	-	546	606	-	606	643	-	643
Developed	263	-	263	262	-	262	322	-	322
Undeveloped	283	-	283	344	-	344	321	-	321
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil and condensate
Consolidated and Equity-accounted entities
As of January 1,
Developed	262	-	262	322	-	322	229	-	229
Undeveloped	344	-	344	321	-	321	254	-	254

Total	606	-	606	643	-	643	483	-	483
As of December 31,
Developed	263	-	263	262	-	262	322	-	322
Undeveloped	283	-	283	344	-	344	321	-	321

Total	546	-	546	606	-	606	643	-	643
* Not material (less than 1).

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Crude oil production for the years ended on December 31, 2023, 2022 and 2021 includes an estimated of 12, 12 and 11 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved crude oil reserves of consolidated entities for the years ended on December 31, 2023, 2022 and 2021 include an estimated of 72, 82 and 92 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas liquids
Consolidated entities
As of January 1,	77	-	77	64	-	64	63	-	63
Developed	36	-	36	34	-	34	32	-	32
Undeveloped	41	-	41	30	-	30	31	-	31
Revisions of previous estimates (1)	5	-	5	1	-	1	(5)	-	(5)
Extensions and discoveries	8	-	8	27	-	27	19	-	19
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	(16)	-	(16)	(15)	-	(15)	(13)	-	(13)

As of December 31, (3)	74	-	74	77	-	77	64	-	64
Developed	41	-	41	36	-	36	34	-	34
Undeveloped	33	-	33	41	-	41	30	-	30
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas liquids
Consolidated and Equity-accounted entities
As of January 1,
Developed	36	-	36	34	-	34	32	-	32
Undeveloped	41	-	41	30	-	30	31	-	31

Total	77	-	77	64	-	64	63	-	63
As of December 31,
Developed	41	-	41	36	-	36	34	-	34
Undeveloped	33	-	33	41	-	41	30	-	30

Total	74	-	74	77	-	77	64	-	64

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Natural gas liquids production for the years ended on December 31, 2023, 2022 and 2021 includes an estimated of 2, 2 and 1 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas liquids reserves of consolidated entities for the years ended on December 31, 2023, 2022 and 2021 include an estimated of 10, 11 and 8 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas
Consolidated entities
As of January 1,	2,826	-	2,826	2,447	-	2,447	2,110	-	2,110
Developed	1,637	-	1,637	1,676	-	1,676	1,486	-	1,486
Undeveloped	1,189	-	1,189	771	-	771	624	-	624
Revisions of previous estimates (1)	(80)	-	(80)	(91)	-	(91)	347	-	347
Extensions and discoveries	257	-	257	952	-	952	450	-	450
Improved recovery	-	-	-	1	-	1	*	-	*
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	(467)	-	(467)	(483)	-	(483)	(460)	-	(460)

As of December 31, (3) (4)	2,536	-	2,536	2,826	-	2,826	2,447	-	2,447
Developed	1,656	-	1,656	1,637	-	1,637	1,676	-	1,676
Undeveloped	880	-	880	1,189	-	1,189	771	-	771
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas
Consolidated and Equity-accounted entities
As of January 1,
Developed	1,637	-	1,637	1,676	-	1,676	1,486	-	1,486
Undeveloped	1,189	-	1,189	771	-	771	624	-	624

Total	2,826	-	2,826	2,447	-	2,447	2,110	-	2,110
As of December 31,
Developed	1,656	-	1,656	1,637	-	1,637	1,676	-	1,676
Undeveloped	880	-	880	1,189	-	1,189	771	-	771

Total	2,536	-	2,536	2,826	-	2,826	2,447	-	2,447
* Not material (less than 1).

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Natural gas production for the years ended on December 31, 2023, 2022 and 2021 includes an estimated of 54, 57 and 53 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2023, 2022 and 2021 include an estimated of 292, 335 and 288 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2023, 2022 and 2021 include an estimated of 282, 299 and 337 bcf, respectively, which is consumed as fuel at the field.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil equivalent (1)
Consolidated entities
As of January 1,	1,187	-	1,187	1,143	-	1,143	922	-	922
Developed	590	-	590	655	-	655	526	-	526
Undeveloped	597	-	597	488	-	488	396	-	396
Revisions of previous estimates (2)	(72)	-	(72)	(87)	-	(87)	216	-	216
Extensions and discoveries	127	-	127	322	-	322	176	-	176
Improved recovery	17	-	17	(7)	-	(7)	*	-	*
Purchase of minerals in place	-	-	-	-	-	-	*	-	*
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (3)	(187)	-	(187)	(184)	-	(184)	(171)	-	(171)

As of December 31, (4)	1,072	-	1,072	1,187	-	1,187	1,143	-	1,143
Developed	599	-	599	590	-	590	655	-	655
Undeveloped	473	-	473	597	-	597	488	-	488
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (2)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (3)	-	-	-	-	-	-	-	-	-

As of December 31, (4)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2023			2022			2021
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil equivalent
Consolidated and Equity-accounted entities
As of January 1,
Developed	590	-	590	655	-	655	526	-	526
Undeveloped	597	-	597	488	-	488	396	-	396

Total	1,187	-	1,187	1,143	-	1,143	922	-	922
As of December 31,
Developed	599	-	599	590	-	590	655	-	655
Undeveloped	473	-	473	597	-	597	488	-	488

Total	1,072	-	1,072	1,187	-	1,187	1,143	-	1,143
* Not material (less than 1).

(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)
Revisions in estimates of reserves are performed at least once a year. Revisions of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.

(3)
Barrel of oil equivalent production of consolidated entities for the years ended on December 31, 2023, 2022 and 2021 includes an estimated of 24, 24 and 22 mmboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved oil equivalent reserves of consolidated entities for the years ended on December 31, 2023, 2022 and 2021 include an estimated of 134, 153 and 151 mmboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets involves 55 blocks and is consistent with the Company’s new management plans which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields. For further information see Notes 8 and 38 to the Audited Consolidated Financial Statements and “Item 3. Key information—Risk Factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk Factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects”, “Item 4. Information on the Company—Business strategy”, “Item 4. Information on the Company—Business organization—Upstream” and “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
The paragraphs below explain in further detail the most significant changes in our proved reserves during the years 2023, 2022 and 2021.
Changes in YPF’s estimated net proved reserves during 2023
Extensions and discoveries
As a result of wells drilled and put on production in areas with unproved reserves or resources, approximately 23 mmboe of proved developed reserves were added (66 bcf of natural gas and 11 mmbbl of crude oil), and 105 mmboe of proved undeveloped reserves (192 bcf of natural gas, 7 mmbbl of NGL and 64 mmbbl of crude oil) were added.
Both proved undeveloped reserves additions and proved developed reserves contributions are mainly related to projects of unconventional oil and gas of Vaca Muerta formation in the Neuquina basin.
Improved recovery
An upwards revision of 17 mmboe resulted as a net proved reserves change of improved recovery in secondary and tertiary recovery projects, mainly from areas located in the Golfo San Jorge basin.
Sales and acquisitions
There were no changes related to sales and acquisitions during 2023.
Revisions of previous estimates
During 2023 the Company’s proved reserves were revised downwards by 72 mmboe (a decrease of 63 mmbbl of crude oil, an increase of 5 mmbbl of NGL and a decrease of 80 bcf of natural gas). The main revisions of proved reserves have been due to the following:

•
A downward revision of 69 mmboe of proved reserves (a decrease of 43 mmboe of liquids, and a decrease of 26 mmboe of gas), as a result of economics related to changes in fields operating costs and oil and gas prices.

•	An addition of 35 mmboe of proved reserves (16 mmboe of liquids and 19 mmboe of gas) related to project´s performance, which was better than forecasted.

•	A deduction of 53 mmboe of proved reserves (a decrease of 36 mmboe of liquids and a decrease of 19 mmboe of gas) related mainly to changes in projects strategy and drilling schedules.

•	An upward revision of 18 mmboe (8 mmboe of liquids and 10 mmboe of gas) related mainly to changes in working interest, new projects addition and production forecasts adjustments.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in YPF’s estimated net proved reserves during 2022
Extensions and discoveries
As
a result of wells drilled and put on production in areas with unproved reserves or resources, approximately 34 mmboe of proved developed reserves were added (5 mmbbl of crude oil, 3 mmbbl of NGL and 144 bcf of natural gas), and 288 mmboe of proved undeveloped reserves (808 bcf of natural gas, 24 mmbbl of NGL and 120 mmbbl of crude oil) were added.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in YPF’s estimated proved reserves during 2021
Extensions and discoveries
As
a result of wells drilled and put on production in unproved reserves and resources areas, approximately 27 mmboe of proved developed reserves were added (3 mmbbl of crude oil, 3 mmbbl of NGL and 116 bcf of natural gas), and 148 mmboe of proved undeveloped reserves (334 bcf of natural gas, 16 mmbbl of NGL and 73 mmbbl of crude oil) were added, mainly due to shale oil and gas projects in the Vaca Muerta formation.
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

Certain amounts (unaudited) and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Capitalized costs
The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2023, 2022 and 2021:

	2023			2022			2021
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment (1)	53,052	-	53,052	49,698	-	49,698	47,792	-	47,792
Support equipment and facilities (2)	2,257	-	2,257	1,827	-	1,827	1,644	-	1,644
Drilling and work in progress	3,774	-	3,774	2,638	-	2,638	1,949	-	1,949
Unproved oil and gas properties	264	-	264	173	-	173	221	-	221

Total capitalized costs	59,347	-	59,347	54,336	-	54,336	51,606	-	51,606
Accumulated depreciation and valuation allowances (3)	(48,382)	-	(48,382)	(43,440)	-	(43,440)	(41,679)	-	(41,679)

Net capitalized costs	10,965	-	10,965	10,896	-	10,896	9,927	-	9,927

(1)	Includes 696, 524 and 423 corresponding to Upstream wells related equipment contracts comprised in right-of-use assets as of December 31, 2023, 2022 and 2021, respectively.
(2)	Includes 521, 351 and 271 corresponding to Upstream support equipment and facilities contracts comprised in righ t -of-use assets as of December 31, 2023, 2022 and 2021, respectively.
(3)	Includes (762), (566) and (383) corresponding to accumulated depreciation of all Upstream contracts of right-of-use assets as of December 31, 2023, 2022 and 2021, respectively.
Costs incurred
The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2023, 2022 and 2021:

	2023			2022			2021
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Acquisition of unproved properties	-	-	-	-	-	-	-	-	-
Acquisition of proved properties	-	-	-	-	-	-	-	-	-
Exploration costs	156	1	157	80	2	82	44	2	46
Development costs (1)	4,370	-	4,370	3,138	-	3,138	1,938	-	1,938

Total costs incurred	4,526	1	4,527	3,218	2	3,220	1,982	2	1,984

(1)	Includes 313, 223 and 123 corresponding to development cost related to Upstream contracts comprised in right-of-use assets as of December 31, 2023, 2022 and 2021, respectively.

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
Differences between these tables and the amounts shown in Note 5 “Business segment information”, for the Upstream segment, relate to additional operations that do not arise from those properties held by the Group.

	2023			2022			2021
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	33	-	33	51	-	51	49	-	49
Net intersegment sales	7,211	-	7,211	7,134	-	7,134	5,820	-	5,820

Total net revenues	7,244	-	7,244	7,185	-	7,185	5,869	-	5,869
Production costs	(4,148)	-	(4,148)	(3,712)	(1)	(3,713)	(2,921)	(2)	(2,923)
Exploration expenses	(60)	(1)	(61)	(63)	(2)	(65)	(27)	(2)	(29)
Depreciation of property, plant and equipment; intangible and right-of-use assets	(2,567)	-	(2,567)	(2,075)	-	(2,075)	(2,378)	-	(2,378)
Impairment of Property, plant and equipment	(2,288)	-	(2,288)	(123)	-	(123)	(115)	-	(115)
Other (1)	(179)	-	(179)	82	1	83	(306)	9	(297)

Pre-tax income (loss) from producing activities	(1,998)	(1)	(1,999)	1,294	(2)	1,292	122	5	127
Income tax expense / benefit	699	-	699	(453)	-	(453)	(43)	-	(43)

Results of oil and gas producing activities	(1,299)	(1)	(1,300)	841	(2)	839	79	5	84

(1)	Mainly includes lawsuits, result from assignment of areas and financial accretion for the hydrocarbon wells abandonment obligations, among others.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
The Company considered the unweighted average realized price of crude oils for each month within the
12-month
period ended December 31, 2023, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-month
period average ended December 31, 2023 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain areas, which will be in effect until their corresponding termination dates. See Note 35.d.1) to the Audited Consolidated Financial Statements.
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

	2023			2022			2021
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows	41,735	-	41,735	48,580	-	48,580	50,843	-	50,843
Future production costs	(18,683)	-	(18,683)	(22,076)	-	(22,076)	(22,509)	-	(22,509)
Future development costs	(11,136)	-	(11,136)	(10,936)	-	(10,936)	(8,957)	-	(8,957)
Future income tax expenses	(3,396)	-	(3,396)	(3,808)	-	(3,808)	(5,286)	-	(5,286)
10% annual discount for estimated timing of cash flows	(4,013)	-	(4,013)	(4,658)	-	(4,658)	(5,036)	-	(5,036)

Total standardized measure of discounted future net cash flows	4,507	-	4,507	7,102	-	7,102	9,055	-	9,055

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in the standardized measure of discounted future net cash flows
The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Beginning of year	7,102	9,055	2,133
Sales and transfers, net of production costs	(1,819)	(3,173)	(850)
Net change in sales and transfer prices, net of future production costs	(1,624)	(2,862)	3,396
Changes in reserves and production rates (timing)	(1,390)	(574)	5,013
Net changes for extensions, discoveries and improved recovery	2,782	4,722	3,329
Changes in estimated future development and abandonment costs	(3,734)	(3,481)	(1,946)
Development costs incurred during the year that reduced future development costs	1,996	1,439	990
Accretion of discount	984	806	241
Net change in income taxes	211	1,148	(3,255)
Others	(1)	22	4

End of year	4,507	7,102	9,055