Form 20-F
period 2024-12-31
YPF SOCIEDAD ANONIMA
filed 2025-03-28
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

American Depositary Shares, each representing one Class D share, par value 10 pesos per share	YPF	New York Stock Exchange *

Class D shares	N/A *	New York Stock Exchange *

	YPFD	Bolsas y Mercados Argentinos S.A.

*	Listed not for trading but only in connection with the registration of American Depositary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2024 was:

Class A shares	3,764
Class B shares	7,624
Class C shares	40,422
Class D shares	393,260,983
Total	393,312,793
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
☐
 No
☒
Auditor firm Id: 1088       Auditor name: Deloitte & Co. S.A.     Auditor location: City of Buenos Aires, Argentina

YPF | Form 20-F | 2024

Presentation currency

The presentation currency of the Audited Consolidated Financial Statements included in this annual report is the U.S. dollar. Effective 2022, the Company changed its presentation currency from Argentine peso to U.S. dollar, which is the Company’s functional currency, that is, the currency of the primary economic environment in which the Company operates. In addition, as required by Argentine regulations, we separately submit our audited consolidated financial statements expressed in Argentine pesos with the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”), which can be found at the CNV’s website, www.argentina.gob.ar/cnv, and on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”), under CIK number 0000904851, on March 14, 2025. The audited consolidated financial statements expressed in Argentine pesos are prepared by YPF for statutory, legal and regulatory purposes.

For more details, see Note 2.b.1) to the Audited Consolidated Financial Statements.

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina” or “Argentine Republic”). As used in this annual report “YPF”, “the Company”, “we”, “our” and “us” refer to YPF Sociedad Anónima and its subsidiaries (unless the context indicates otherwise) or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” and “YPF S.A.” refer to YPF Sociedad Anónima only. “Repsol” and “Repsol YPF” refer to Repsol S.A. (formerly named “Repsol YPF S.A.”), and its affiliates and consolidated companies. In this annual report references to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars, and references to “peso”, “pesos” or “Ps.” are to Argentine pesos.

In this annual report references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated financial statements as of December 31, 2024, 2023 and 2022 and the notes thereto expressed in U.S. dollars, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which have been approved by the Board of Directors’ meeting held on March 6, 2025 and are included in “Item 18. Financial Statements” of this annual report. References to “Supplemental information on oil and gas producing activities (unaudited)” are to the information presented in accordance with SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932 (Extractive activities - Oil and Gas).

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

Forward-looking statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, oil and gas reserves, future hydrocarbon production volumes and our ability to satisfy our long-term sales commitments from future supplies available to us, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, discount rates, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, hydrocarbon production volumes, oil and gas reserves, capital expenditures, cost savings, investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, foreign exchange controls, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost savings and operating efficiencies without unduly disrupting business operations, replacement of oil and gas reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on our business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain our concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the SEC, the CNV and any stock market, as applicable, in particular, those described in “Item 3. Key information—Risk factors” and “Item 5. Operating and financial review and prospects”. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

YPF | Form 20-F | 2024

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

The following terms have the meanings shown below unless the context indicates otherwise:

“Acreage”: The total area, expressed in acres or km2, over which YPF has interests in exploration or exploitation.

“Basin”: A depression in the crust of the Earth formed by plate tectonic activity in which sediments accumulate. Continued sediment accumulation can cause further depression or subsidence.

“Block”: Areas defined by exploitation concession, exploration permit or operating contracts signed by YPF.

“Crude oil” or “oil”: Crude oil with respect to YPF’s production and reserves, includes condensate.

“Development”: The drilling, construction and related activities following discovery that are necessary to begin production of oil and gas fields.

“Exploitation concession”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The holder of the concession, generally, has rights and responsibilities for the exploration, development, production and sale of hydrocarbons, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

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

“Gas” or “Natural gas”: Natural gas with respect to YPF’s production and reserves.

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

“Net acreage”: YPF’s interest in the relevant exploration permit or exploitation concession.

“Surface conditions”: Represents the pressure and temperature conditions at which volumes of crude oil, natural gas and NGLs are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 Fahrenheit degrees for temperature. All volume units expressed in this report are at surface conditions.

YPF | Form 20-F | 2024

Abbreviations

“bbl”	Barrels
“bbl/d”	Barrels per day
“bcf”	Billion cubic feet
“bm3”	Billion cubic meters
“boe”	Barrels of oil equivalent
“boe/d”	Barrels of oil equivalent per day
“GW”	Gigawatt
“GWh”	Gigawatt hours
“kbbl”	Thousand barrels
“kbbl/d”	Thousand barrels per day
“kboe”	Thousand barrels of oil equivalent
“kboe/d”	Thousand barrels of oil equivalent per day
“kg”	Kilograms
“km”	Kilometers
“km2”	Square kilometers
“km3”	Thousand cubic meters
“ktn”	Thousand tons
“liquids”	Crude oil, condensate and NGLs
“LNG”	Liquefied natural gas
“LPG”	Liquefied petroleum gas
“M”	Million
“m3”	Cubic meter
“m3/d”	Cubic meters per day
“Mbbl”	Million barrels
“Mboe”	Million barrels of oil equivalent
“MBtu”	Million British thermal units
“Mm3”	Million cubic meters
“Mm3/d”	Million cubic meters per day
“MW”	Megawatts
“MWh”	Megawatt hour
“NGLs”	Natural gas liquids
“psi”	Pound per square inch
“tn”	Ton
“tn/d”	Tons per day
“tn/y”	Tons per year

YPF | Form 20-F | 2024

PART I

ITEM 1. Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2. Offer statistics and expected timetable

Not applicable.

ITEM 3. Key information

Risk factors

The risks and uncertainties described below are those known by us as of the date of this annual report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, financial condition and results of operations. The risks described below should be read together and in conjunction with the detailed discussions contained elsewhere in this annual report. Further background and measures that we use when assessing various risks are set out in the remaining sections of this annual report.

You should carefully consider the risks described below, as well as the other information in this annual report, before making an investment decision in us. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.

Risks relating to Argentina

The Argentine Republic owns 51% of the shares of YPF S.A.

The Argentine Republic owns 51% of the shares of YPF S.A. and, consequently, the Argentine government is able to decide all matters requiring approval by a majority of shareholders, including the election of the majority of the members of YPF S.A.’s Board of Directors. We cannot assure you that decisions taken by our controlling shareholder would not differ from your interests as a shareholder (including the pricing policy of all our main products) and thus affect our operational decisions.

Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of the Argentine Congress. The result of presidential as well as legislative mid-term and full-term elections may lead to changes in government policies that impact upon YPF S.A. We cannot predict the impact that new governmental measures will have or their timing, nor can we estimate the impact they may have on our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

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

Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. We cannot predict the ultimate impact of any measures that the Argentine government has adopted or may adopt in the future, or whether those measures will have the effects pursued. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including companies that operate in the energy sector, given the degree of state regulation this industry has historically had. Additionally, we cannot guarantee that the current policies that apply to the oil and gas industry will not be modified in the future.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow in the future on a sustainable basis. If economic conditions in Argentina were to deteriorate, if inflation were to accelerate further, if Argentina is not able to refinance its debt, if federal fiscal balances were negative affecting the Argentine government´s ability to access long term financing, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such events could adversely affect Argentina’s economic growth and in turn affect our business, financial condition and results of operations.

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

There are outstanding claims, arbitral awards and judgements against the Argentine government, including those before the International Centre for Settlement of Investment Disputes (“ICSID”) and in other foreign courts, in which if decided adversely and/or enforced against the Argentine government, could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth.

In addition, a lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected Argentina. The Argentine government, recognizing these issues, has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. No assurance can be given that the implementation of these measures will be successful.

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

YPF | Form 20-F | 2024

Argentina’s ability to obtain financing from international capital markets could be limited, which may have an impact on our ability to access those markets

In past years Argentina has experienced financial distress, leading to an increase in the incurrence of public debt.

On January 28, 2022, the Argentine government reached an agreement with the International Monetary Fund (“IMF”), approved through Law No. 27,668, to refinance US$ 44.0 billion of debt incurred between 2018 and 2019 under a Stand-By Agreement, originally scheduled to be paid in the years 2021, 2022 and 2023. On March 25, 2022, the IMF approved a 30-month agreement (the Extended Fund Facility, “EFF”) for Argentina amounting to US$ 44.0 billion. Subsequently, on March 11, 2025, Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 179/2025 was published by which the Argentine Executive Branch approved to enter into a new 10-year EFF with the IMF, the purpose of which will be mainly to refinance liabilities, including non-transferable treasury bills and the amounts pending amortization under the current EFF. On March 19, 2025, the Chamber of Deputies of the Argentine Congress approved the DNU No. 179/2025. As of the date of this annual report, this EFF has not been executed.

We cannot assure that the EFF will be executed, and we also cannot predict the impact of the implementation of this agreement on Argentina’s ability (and indirectly the ability of Argentine companies) to access the international capital markets.

Moreover, the long-term impact of these measures and any future measures taken by the Argentine government on the local economy remains uncertain.

In spite of the restructuring of the Argentine public debt carried out since 2020 and the credit rating improvements of Argentina, in recent years, the international markets have been cautious as to whether Argentina’s debt is sustainable and, therefore, although country risks indicators have been decreasing since the fourth quarter of 2024, they still remain high. There can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy, our ability to access international capital markets and our business. As such, any adverse effect on our business due to changes in Argentina’s credit rating may adversely affect the market price and trading of our securities. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

The Argentine economy has been and could be adversely affected by economic developments in other markets

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Global economic instability and uncertainty about global trade policies could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, such as the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, increases in the interest rates in the United States and other developed countries, geopolitical tensions among the United States and several foreign countries, regional conflicts such as between Russia and Ukraine or in the Middle East, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC oil-producing countries with respect to oil production that affect crude oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades and a pandemic disease. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

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

We may be exposed to fluctuations in foreign exchange rates

Despite last year’s appreciation in real terms, historically the devaluation of the Argentine peso has had a negative impact on the economy and has also led to an increase in inflation, which in turn has had a direct impact on the economy. In addition, our results of operations are exposed to currency fluctuations and any devaluation of the Argentine peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. As our revenues are mainly collected in Argentine pesos, we are exposed to Argentine peso/U.S. dollar exchange rate risk of Argentine peso-denominated trade receivables.

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

As a result of the historical Argentine peso’s volatility, the Argentine government and the BCRA implemented several measures and regulations to stabilize its value. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources”.

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

We are subject to exchange and capital controls

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market to purchase foreign currencies and to transfer such currencies abroad. Those measures include restricting access to the Argentine foreign exchange market for the payment of dividends to non-resident stakeholders, restrictions on the acquisition of any foreign currency to be held as cash in Argentina, requiring exporters to repatriate and settle in Argentine pesos in the local exchange market, limitations on the transfer of securities into and from Argentina, establishing certain mandatory refinancing of debt maturities, among others.

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

YPF | Form 20-F | 2024

Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs

As of December 31, 2024, 6% of our total debt is sensitive to changes in interest rates. Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our financial condition and results of operations. Furthermore, as the Company may refinance its debts at maturity, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. See Note 4 to the Audited Consolidated Financial Statements.

Interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine peso/U.S. dollar exchange rate that could result in a significant increase in Argentina peso terms in the amount of the interest and principal payments in respect of such debt obligations. If our revenues or other income are not able to effectively cover all or a significant portion of our currency risk exposure, a devaluation of the Argentine peso may have a material adverse effect on our financial condition and results of operations, see “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations”.

Changes in Argentine tax laws and/or the implementation of new export duties, other taxes and/or import regulations could adversely affect our business

We cannot assure that the Argentine government will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations.

Historically the Argentine government has imposed duties on exports, including exports of hydrocarbon products. We cannot assure you that taxes and import/export regulations will not be modified in the future or that other new taxes or import/export regulations will not be imposed, which may adversely affect our business, financial condition and results of operations. See Notes 36.f) and 36.g) to the Audited Consolidated Financial Statements.

The Argentine government introduced changes in the corporate income tax rate and distribution of dividends tax rate in the last few years. We cannot assure you that the Argentine government will not adopt additional changes and reforms in the income tax rate, nor that these reforms and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations. See “Item 10. Additional information—Taxation”.

Risks relating to our business

Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations

Most of our revenues in Argentina are derived from sales of refined products (mainly, gasoline and diesel) and, to a lesser extent, natural gas.

Our pricing policy for fuels considers several factors such as international and local crude oil prices, international refined products´ prices, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, local taxation, and domestic margins for our products, among others. Despite our expectation of aligning our local prices with those of international markets over time, also pursuing a reasonable relationship between local crude oil and refined products´ prices, without considering short-term fluctuations, we cannot assure that some critical factors that are considered in our pricing policy (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory or other limitations that affect our ability to adjust the prices of our products) will not have an adverse impact on our ability to maintain such relation in the foreseeable future, while volatility and uncertainty in international prices for crude oil and refined products will likely persist as they remain strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors, also potentially having an adverse effect on our export revenues.

If prices for our refined products do not match cost increases (including, but not limited to, local crude oil prices) or if the Argentine government establishes general price controls (including price freezes) in products that we commercialize such as fuels, it could have a negative effect on our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

Regarding the natural gas market, the revenues we obtain from selling natural gas in Argentina to certain segments, particularly residential clients and generation plants are subject to government regulations and thus could be negatively affected by changing policies. In addition, we may face challenges in connection with the incentive programs established by the Argentine government for the natural gas industry, which are subject to certain regulations and commitments (in terms of investments and production). Changes in regulations or any breach by us to our obligations under such incentive programs could affect our projections or profitability. See “Item 4. Information on the Company—Business organization—Gas and Power—Natural gas activities”.

The prices that we are able to obtain for our hydrocarbon products together with the actual volumes produced, processed and dispatched affect the viability of investments in new exploration, development and refining projects and, as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by considering, among other things, market prices for our hydrocarbon products. Furthermore, we may be required to write down the carrying value of our property, plant and equipment if estimated crude oil and natural gas prices decline or if we have substantial downward adjustments to our estimated reserves, increases in our operating costs or increases in the discount rate that reflects the weighted average cost of the capital employed, among other factors. See “Item 5. Operating and financial review and prospects—Critical accounting estimates”.

An outbreak of a disease may have material adverse consequences on our operations

An outbreak of a pandemic, disease or similar public health threat may have material adverse consequences for the global economy, could materially and adversely affect our business, financial condition and results of operations as was the case with the COVID-19 pandemic. Some of the adverse effects, among others, could be: adverse impacts on financial markets; reduction in hydrocarbon products demand and, therefore, in our revenues, generating the reduction of our activity and investment levels; significant drop in the international crude oil price, resulting from the combined effect of a sharp drop in demand as well as the failure of hydrocarbon producers to orderly reduce supply; negative effects on Argentina’s economic environment; and substantial changes in companies and social behavior and the potential impact in the sale of fuels.

We cannot predict or estimate the future negative impact that a pandemic, disease or similar public health threat will have on our business, financial condition and results of operations, since it will depend on events outside of our control, including the intensity and duration of those events and the measures taken by governments worldwide, including the Argentine government, in order to contain them and/or mitigate the economic impact.

YPF | Form 20-F | 2024

Our domestic operations are subject to extensive and changing regulation

The Argentine oil and gas industry is subject to changing governmental regulations and controls. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our financial condition and results of operations may be adversely affected by regulatory and political changes in Argentina. We may face risks and challenges relating to government regulation and control of the energy sector, including laws, regulations and rules enacted by federal, provincial and local governments regarding the award of exploration permits and/or exploitation concessions, export controls, import restrictions (including those related to authorizations for the transfer of funds for foreign payments), investment requirements, taxation, price controls which may prevent the pass-through of increased costs, quality requirements for petroleum products, labor, hydraulic stimulation, drilling activities and other environmental aspects, among others. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

Although Law No. 27,742 (“Bases Law”) established the free export of hydrocarbons and/or their derivatives subject to the Argentine Secretariat of Energy (“SE”)‘s non-objection, in recent years the Argentine government made certain changes in regulations and policies governing the energy sector to prioritize domestic demand at stable prices in order to sustain economic recovery, and we cannot assure that such regulations will not be implemented again in the future. See “Item 3. Key information—Risk factors—Risks relating to our business—We are and could be subject to further import and export restrictions, which may cause us to declare force majeure under certain contracts”. In addition, although the Bases Law promotes deregulation and a Large Investment Incentive Regime (“RIGI”), we cannot assure that changes to such regulations will not occur, and such changes could impact the Company’s projects assuming that these programs will remain in force.

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, financial condition and results of operations. See Notes 18 and 36 to the Audited Consolidated Financial Statements.

Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing, or obtain them on acceptable terms

Our activities are capital intensive and may require that we obtain credit and financing in order to execute our investment plans. Our ability to obtain such credit and funds depends largely on capital markets and liquidity factors that we do not control, including those related to the cost of financing. Our ability to access credit and capital markets at acceptable terms may be restricted at times when we would like, or need, to access those markets, which could have an adverse impact on our business, financial condition and investing activities.

As a result of many factors, including international and local financial market conditions, Argentina’s ability to renegotiate or repay its debts and its consequences on the economy and us, macroeconomic conditions, exchange and capital controls, credit ratings agencies’ actions, among other factors, there can be no assurance that we will be able to repay or refinance our existing indebtedness at maturity in accordance with our plans.

In addition, we are regularly evaluated by the major credit rating agencies based on a number of factors, including our financial condition and factors affecting the oil and gas industry and macroeconomic conditions in general. Any downgrade in our credit rating or announcement that our credit rating is under review for possible downgrade could limit our ability to raise funds or increase the cost associated with any additional indebtedness we incur.

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities

In the normal course of business and considering that we are the largest integrated oil and gas company in Argentina, our portfolio of clients and suppliers includes both private sector and governmental entities.

If certain governmental counterparties do not pay accrued amounts in cash or cash equivalents, change the established conditions through alternatives not provided for in the respective contracts or plans or are only able to make such payments or redemptions through delivery of financial instruments that may delay collection in excess of our estimates, our business, financial condition and results of operations could be adversely affected (see “Item 7. Major shareholders and related party transactions—Related party transactions” and Note 37 to the Audited Consolidated Financial Statements). The inability of these customers to make payments, or to make payments in a timely manner or in full, may adversely affect our business, financial condition and results of operations. The aforementioned is applicable, among other receivables, to balances receivable from incentive programs structured by the Argentine government to promote hydrocarbon production, such as the Plan GasAr (see Note 36.d.1) to the Audited Consolidated Financial Statements).

We are and could be subject to further import and export restrictions, which may cause us to declare force majeure under certain contracts

The Bases Law, which amended Law No. 17,319, as amended by Law No. 27,007 (“Argentine Hydrocarbons Law”), established that international trade of hydrocarbons and its derivatives is free, according to the terms and conditions established by the Argentine Executive Branch. In this sense, through Regulatory Decree No. 1,057/2024, it was established that the SE may object in whole or in part to the export of hydrocarbons, only based on the technical and/or economic reasons that affect the security of supply in the domestic market. However, as of the date of this annual report, the prior authorization requirement and the criteria and procedures to authorize exports of crude oil and/or its derivatives have not been expressly abrogated (see Notes 36.a.1) and 36.b.1) to the Audited Consolidated Financial Statements).

In addition, although at the date of this annual report there are no natural gas export restrictions in place affecting firm exports permits granted under Plan GasAr, in the past, the Argentine government took measures requiring us to divert part of our natural gas production away from exports to the domestic market restricting us from being able to meet our contractual gas export commitments in whole or in part, leading to disputes with our export clients and other service providers forcing us to declare force majeure under certain agreements.

Due to past restrictions, we are unable to assure whether any future measures will be adopted that could negatively affect our ability to export natural gas, export or import crude oil and diesel or other products and, accordingly, our business, financial condition and results of operations.

Our oil and gas reserves and production may decline

The rate of oil and gas production from upstream fields generally declines as reserves are depleted. If we do not successfully conduct exploration and development activities or identify secondary or tertiary recovery upside through geological and engineering studies in our conventional fields, among others, our estimated oil and gas reserves will decline as reserves are produced, and our business could experience reduced cash flows, resulting in an adverse effect on our financial condition and results of operations.

We face certain challenges in order to replace the crude oil and natural gas we produce. In addition, we expect that unconventional development will require us to maintain high levels of investments in future years, principally in connection with the Vaca Muerta formation. The financial viability of these investments and development efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. These material risks are also inherent to the oil and gas industry.

We may not be able to replace our oil and gas reserves with cost effective discovery, acquisition and development of new reserves, which could have a negative impact on our business, financial condition and results of operations.

YPF | Form 20-F | 2024

Our oil and gas reserves are estimates

Our reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable and economically viable. The accuracy of reserves estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. These factors over which we have no control include changes in prevailing crude oil and natural gas prices, which could have an effect on the quantities of our reserves; changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest, among others.

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

The international price of crude oil has fluctuated significantly in the past. If these prices decrease significantly in the future or if domestic prices are set lower than in international markets (as well as any other substantial cost increase), our future calculations of estimated reserves would be based on lower prices, which could result in a removal of non-economic reserves from our reserves in future periods. See Note 2.c) “Oil and gas reserves” section to the Audited Consolidated Financial Statements.

As a result of the foregoing, reserves estimates are not precise and are subject to revisions. Any downward revision in our estimated quantities of reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges, resulting in impairment reviews of our property, plant and equipment which could reduce earnings and shareholders’ equity in the period in which it occurs.

See “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.

Oil and gas activities are subject to significant economic, social, environmental and operational risks

Oil and gas exploration and exploitation activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as equipment and transportation risks, natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil and gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failures, abnormally pressured formations, strikes by our own or third-party employees and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the native population has interests that may conflict with our production or development objectives. If these risks materialize, our operations may suffer substantial operational losses and disruptions and our reputation may be harmed, which could materially and adversely affect our business, financial condition and results of operations. Additionally, if any operational incident occurs that affects local and/or ethnic communities in nearby areas, we will need to incur additional costs and expenses in order to restore affected areas and compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake.

Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are considered.

Our oil and gas field facilities, refineries and logistics network are our principal production facilities and distribution network on which a significant portion of our revenues depends. Although we insure our properties on terms we consider prudent and have adopted and maintain safety measures, any significant damage, accident or other production stoppage at our facilities or network could materially and adversely affect our production capabilities, financial condition and results of operations.

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

Specific factors that can affect the performance of major projects (including those related to our unconventional reserves in the Vaca Muerta formation) include our ability to: successfully negotiate with joint ventures partners, governments, suppliers, unions, customers or others; model and optimize reservoir performance; develop production facilities and distribution network; develop markets for project outputs; obtain project approvals and funding by joint venture partners; obtain financing at reasonable costs and on reasonable terms; have sufficient treatment and transportation capacity in place to be able to fully evacuate our oil and gas production growth, particularly in our unconventional projects in the Vaca Muerta formation (for example, the recently approved Vaca Muerta Sur oil pipeline (“VMOS”) project); access to and availability of equipment and necessary technology, services and personnel; manage changes in operating conditions and costs, including costs of third-party equipment’s or services; prevent, to the extent possible, and respond effectively to unforeseen technical difficulties that could delay project start-ups or cause unscheduled project downtimes. Moreover, increasing unconventional oil production requires the adjustment of our refineries and other facilities to enlarge the proportion of light crude oils to be processed to be able to remain vertically integrated.

We conduct most of our unconventional exploitation operations through joint operations and as a result, the continuation of such joint operations is vital to their success. In the event that any of our business partners were to decide to terminate the relationship in respect of a joint operation or sell their interest in a joint operation, we may not be able to replace that business partner or obtain the necessary financing to purchase that business partner’s interest. Accordingly, our failure to resolve disagreements with our business partners or to maintain our joint operations could adversely affect our ability to conduct the underlying operations of such joint operations, which, in turn, could negatively affect our financial condition and results of operations.

Our business depends to a significant extent on our production facilities and logistics network. We may face risks related to restrictions or limitations to evacuate our oil and gas production as a result of the lack of or limited capacity of infrastructure to process and/or transport production. Most of the expansion capacity investments will be carried out through our midstream affiliates, which we do not control (for example, Oleoductos del Valle S.A., VMOS S.A., etc.).

YPF | Form 20-F | 2024

We may continue to consider acquisition opportunities, which may not be successful

We have occasionally expanded our business through certain acquisitions and will continue to consider attractive acquisition opportunities that we believe may offer additional value and are consistent with our active portfolio management strategy. However, we cannot assure you that we will be able to identify suitable acquisition opportunities, or if identified, to acquire them; nor that we will be able to successfully complete the integration of new businesses and capture expected synergies, as such integrations entail significant risks, including valuation adjustments and the assumption of undisclosed liabilities, which could have a material adverse effect on our business, results of operations, cash flow or financial condition.

We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)

An important part of YPF’s success depends on our ability to successfully manage our overall portfolio, including diversification among types and locations of our projects and strategies to divest assets.

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, focusing on activities and investments in unconventional fields. In this sense, during 2024, the Company made progress in the execution of assignment agreements (see “Item 4. Information on the Company—Business organization—Upstream”, “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures—Capital divestitures” and Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements).

However, as of the date of this annual report, the Company maintains groups of assets as held for sale for which assignment agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. Although we remain committed to the plan and active negotiations for the disposal of such assets with third parties are in place, the failure to conclude in whole or in part the Mature Fields Project may adversely affect our business, results of operations and cash flow.

In addition, we cannot assure that (i) we will be able to divest assets at a price or in the timeline contemplated in our plan, and/or (ii) we will not retain certain liabilities (whether known or unknown) by operation of applicable law in respect of divested assets following a divestment, including costs and expenses arising from eventual abandonment of wells and any required environmental remediation, among others, for which we may remain liable despite contractual provisions in our divestment agreements for the assumption of such costs and liabilities by the transferee of such assets. In the event that, as part of the implementation of the Mature Fields Project, we decide to revert certain mature fields to the granting provincial authorities (as opposed to an assignment to a third party), we may also be required by such authorities to make additional payments at the time of such reversion and/or remain liable for such costs and expenses in respect of the assets subject to such reversion. See Note 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements.

We may not have sufficient insurance to cover all the operating hazards to which we are subject

Our operations are subject to extensive economic, operational, regulatory, legal and cybersecurity risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage, as usual, is subject to deductibles and limits on the maximum insured amounts of coverage which, in certain cases, may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events.

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

Argentine oil and gas exploitation concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed

The extension of our exploitation concessions and/or exploration permits includes, among others, certain level of investment and activity commitments in certain periods. Non-compliance with the obligations and standards set out under the Argentine Hydrocarbons Law or agreements with the governmental authorities, as applicable, may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot assure you that non-compliance with certain commitments, as a result of relevant different conditions prevailing in the domestic and/or international oil and gas markets at different times, would not result in the imposition of fines or expiration of certain concessions or permits. See “Item 4. Information on the Company—Business organization—Upstream—Exploration permits and exploitation concessions in Argentina” and Note 36.a) to the Audited Consolidated Financial Statements.

We cannot provide assurances that any of our concessions and/or permits will be extended or renewed. The termination of, or failure to obtain the extension of a concession or permit, or its revocation, could have a material adverse effect on our business, financial condition and results of operations.

The oil and gas industry is competitive and our ability to achieve our strategic objectives and expand our business depends on our ability to successfully compete in the market and react to competitive forces

We compete with the major companies of the oil and gas industry operating in Argentina, mainly in the acquisition of licenses, exploration permits and exploitation concessions, as our competitors may be able to pay more for exploitation concessions and exploration permits and to evaluate, bid for and purchase a greater number of concessions and permits than our financial resources allow. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

We are also affected by competition for drilling rigs and the availability of related equipment, which could lead to higher costs and/or shortages of resources. Additionally, the foreign exchange regime in Argentina has generated entry barriers for international service providers, therefore limiting the supply of oilfield goods and services in the country (see “Item 10. Additional information—Exchange regulations”).

As a result of the aforementioned factors, we may not be able to compete successfully in the future which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Competition”.

We may incur significant costs and liabilities related to environmental, health and safety matters

Operations in the oil and gas industry in which we participate, including those related to our mining and use of sand for purposes of our oil and gas operations, are subject to a wide range of environmental, health and safety laws and regulations. These laws and regulations have a substantial impact on our operations and could result in material adverse effects on our financial condition and results of operations. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations.

YPF | Form 20-F | 2024

Furthermore, water is an essential component of both the drilling and hydraulic fracturing processes. The Company regularly disposes of the fluids produced from oil and gas production operations. Increased regulation or limitations to the use of water for our operations, or increased scrutiny or limitations on the injection of produced water through injection wells, which could also result in increased litigation, could adversely affect our results of operations and financial condition. See “Item 8. Financial information—Legal proceedings” and “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment”.

Climate change and changes in future demand for energy products could affect our business

Climate change challenges and the commitments made globally to move towards a lower carbon economy could have an impact on YPF’s business and may involve risks related to changes in public policies, laws and regulations, markets, technologies, physical impacts on properties and operations associated with extreme climate events.

More stringent climate change commitments, as well as regulations and policies have been implemented in recent years by a significant number of countries, including the adoption of new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap-and-trade regimes. New regulations or requirements could impact YPF’s business whether in a direct way through changes in taxation or other costs to operations, or indirectly, through changes in technology, access to financing or consumer behavior.

There is local legislation on climate change and energy transition as it is described in “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina—Environmental regulations” related to the implementation of policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change.

If additional requirements were adopted in Argentina, these requirements could add to our production costs (including compliance related costs such as for monitoring or reducing greenhouse gas (“GHG”) emissions) adversely impact our competitiveness or stimulate part of the hydrocarbon demand toward lower-carbon energy sources such as renewable energies.

In 2023, the International Sustainability Standards Board (“ISSB”) issued two standards, IFRS S1 and S2, on sustainability and climate change-related disclosures aimed at capital markets. These standards are effective for annual reporting periods beginning on or after January 1, 2024. However, the adoption of those standards is not mandatory for YPF as the applicable local and international regulators have not yet adopted them. In March 2024, the SEC adopted rules on climate change-related disclosures. According to such rules, the first disclosures for large accelerated filers, such as YPF, were due in filings for fiscal years beginning on or after January 1, 2025. However, in April 2024, these rules were stayed as there are lawsuits challenging the legality of the rules in the U.S. Courts. As of the date of this report, the stay of these rules remains in effect, and it is uncertain whether these rules will be implemented or, if implemented, whether in their current form or a modified version. It is uncertain whether these or other climate disclosure rules may be adopted and apply to us in the future. Consequently, our processes and controls for reporting climate change-related disclosures may evolve in the future, including to respond to any requirements of the new rules or standards of the SEC, which could result in significant revisions to our new climate change-related disclosures. Furthermore, compliance with such rules or standards, if mandatory in the future, may result in additional legal, operational and administrative compliance costs.

The risks associated with climate change could impact our operations due to severe climate events, more uncertainty over future demand and prices for hydrocarbon products, more difficulties for us to access capital due to reputational issues with investors, tendency of financing other lower-risk sectors, changes in the consumer profile reducing its consumption of fossil fuels, talent attraction and changes in the world economy towards a lower carbon matrix with the insertion of complementary or substitute energy products for fossil fuels and the increasing use of electricity for urban mobility, among others. These factors could have a negative impact on the demand for our products and services and the development of our businesses, adversely impacting our operating and financial results and limiting our growth opportunities.

In addition, the pace and extent of the energy evolution could pose a risk to the Company if our product portfolio does not move in sync with society and the energy industry. If we are slower than society, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our products, including the market value of our unconventional acreage and associated resources we expect to develop in the future. If we move faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them. Our failure in this regard could have a material adverse effect on our business, financial condition and results of operations.

We face risks relating to legal proceedings which may cause significant costs and losses

We are often involved in labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned for such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies are subject to change as new information develops and it is possible that losses resulting from such risks could exceed any accruals we have provided and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

In particular, we are party to proceedings filed by Petersen Energía Inversora, S.A.U., Petersen Energía, S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P., former holders of YPF S.A. ADRs evidencing ADSs, against the Argentine Republic and us, which are currently pending in the U.S. Court of Appeals for the Second Circuit. If these proceedings were to be resolved adversely to us, we could be held liable for significant costs and losses and our financial condition and results of operations could be materially and adversely affected. Moreover, plaintiffs in these and other proceedings against the Argentine Republic have filed motions seeking turnover of YPF shares held by the Argentine Republic. We are not a party to the turnover motions.

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

We may be subject to organized labor action

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and results of operations, especially in the context of diminished investment activities. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our properties in the past and thus we can provide no assurances for that not to happen again in the future.

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

YPF | Form 20-F | 2024

We may suffer information technology system failures, network disruptions and breaches in data security

As dependence on digital technologies is expanding, cybersecurity incidents, including deliberate attacks or unintentional events, have been increasing worldwide. We rely on digital technologies to estimate quantities of oil and gas reserves, analyze seismic and drilling information, process and store financial and operating data, as well as to support our internal communications and interactions with our third-party business partners. Cyber-attacks could compromise our digital systems, information systems and related infrastructure, or those of our business partners, and result in additional costs and disruptions to our business operations or the loss of our data and negatively impact our operations in a variety of ways and, therefore, our business, financial condition and results of operations, including but not limited to: unauthorized access to strategic and sensitive information potentially impacting on our ability to compete for oil and gas resources; data corruption or operational disruption of production-related infrastructure that could result in a loss of production, or accidental discharge; disruption of our operations, communications, or processing of transactions or the loss of, or damage to, sensitive information, facilities, infrastructure and systems; cyber-attacks on a service provider that could result in supply chain disruptions, which could delay or halt our major business projects; and attacks on our accounting systems, business applications with customers, or accounts payable and receivable systems which could expose us to liability to employees and third parties if their sensitive personal information is obtained.

Although we have adopted, and continue to adopt, what we believe are the appropriate measures to ensure the proper functioning of our digital technologies and operating systems, as well as to ensure that the information of our customers, suppliers and employees is protected, no assurance can be given that we will not be subject to any cyberattacks or system failures, which can adversely affect our business and results of operations. Additionally, certain cybersecurity incidents, such as surveillance, may remain undetected for an extended period. In addition, during 2024, we have registered an increase in attempted attacks and, like other companies in the industry, were exposed to malware infections, which did not result in a material negative impact on our operations.

In addition, the risk and exposure to these matters cannot be fully calculated nor mitigated because of, among others, the evolving nature of these threats.

Our derivative risk management activities could result in financial losses

We may enter into derivative financial instruments such as foreign exchange, interest rate and commodity hedges, among others, to mitigate market risks of certain present or future assets to whose prices we are exposed. Although we would only execute non-speculative trades, we might be exposed to adverse fluctuations in the price of the assets underlying the derivative contracts, these might fail to provide perfect hedging for the nature of the risks or our counterparties might fail to perform their obligations, which could result in financial losses and adversely affect our business, financial condition and results of operations.

Our actual oil and gas production could differ materially from our forecasts

From time to time, we provide forecasts of expected quantities of future oil and gas production and other financial and operating results. These forecasts are based on a number of estimates and assumptions, including that none of the risks associated with our oil and gas operations summarized in this section “Risk factors” occur. Production forecasts, specifically, are based on assumptions such as expectations of oil and gas production from existing wells, the level and outcome of future drilling activity, the availability of treatment and transportation infrastructure, the level of natural gas demand, and the absence of facilities or equipment malfunctions, adverse weather effects, the occurrence of a pandemic disease or downturns in commodity prices or significant increases in costs, which could make certain drilling activities or oil and gas production uneconomical. Should any of these estimates prove inaccurate, or should our development plans change, actual oil and gas production or other forecasted financial or operating metrics could be materially and adversely affected.

We have limited control over the day-to-day activities carried out on properties that we do not operate

Some of the properties in which we have an interest are operated by other companies and involve third-party working interest owners. As a result, we have limited control over the day-to-day operations of these companies and third parties, including their compliance with environmental, safety and other regulations, which, in turn, could have a material adverse effect on our business, financial position, results of operations and our reputation.

We could be affected by violations of anti-corruption, anti-bribery, anti-money laundering and other national and international regulations

Although we have developed a comprehensive compliance program and we have internal policies and procedures designed to ensure compliance with anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect inappropriate practices, fraud or violations of such laws and regulations by employees, directors, officers, business partners, agents and suppliers. Noncompliance with such laws and regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws which may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations. See “Item 9. The offer and listing—Anti-money laundering and counter terrorism financing regulations” and “Item 9. The offer and listing—Law No. 27,401 on corporate criminal liability”.

If we fail to comply with the covenants set forth in our credit agreements and indentures, or upon the occurrence of a change of control in YPF S.A., we may be required to prepay our debt

Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we may be in default of our obligations, which in turn would limit our borrowing capacity. In the case of our secured negotiable obligations due 2026 and due 2031, under certain conditions, holders may elect to accelerate payments, and if that is the case, we may lose access to the collateral underlying those obligations. In particular, these secured negotiable obligations have a collateral associated with some of YPF’s exports. Therefore, any future restrictions on our ability to enter into such export transactions, may result in a breach of the covenants under the secured negotiable obligations. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder or any other adverse effect. However, if the corresponding waivers are not timely obtained in accordance with the terms of our credit agreements and indentures, our business, financial condition and results of operations could be adversely affected. For example, certain creditors may declare the principal and accrued interest on amounts owed to them as due and immediately payable, resulting in acceleration of other outstanding debt due to cross default provisions. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Covenants in our indebtedness” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”.

In addition, upon the occurrence of a change of control in YPF S.A. (as defined in our financial debt instruments), we may be required to make an offer to purchase certain of our outstanding bonds at a price of 101% of their principal amount (plus accrued and unpaid interest), and certain of our other financial debt may be subject to mandatory prepayment triggered by such change of control, subject to certain conditions. If the Argentine Republic disposes of or ceases to control a majority of our voting shares, including as a result of actions taken by judgment creditors of Argentina to seize control of Argentina’s assets, we may become subject to these change of control provisions of our financial debt. For example, plaintiffs in proceedings against the Argentine Republic have filed motions seeking turnover of YPF shares held by the Argentine Republic.

Our source of funds for any such repurchases of bonds and mandatory prepayments will be available cash or other sources, including new borrowings, sales of assets or sales of equity. Our sources of cash may not be adequate to allow us to immediately repurchase or prepay our indebtedness upon a change of control, which in turn may result in an event of default under agreements governing all of our indebtedness and would have a material adverse effect on our business, results of operations and financial condition.

YPF | Form 20-F | 2024

Risks relating to our Class D shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or forecasted financial and operating results, speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, the behavior of the local and international markets, variations in international and/or local crude oil prices, pandemic diseases, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or YPF S.A. Factors such as the above-mentioned have led and could lead to considerable volatility in the market price of our shares and ADSs. Additionally, sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder or ADS holder could decrease the trading price of our Class D shares and ADSs. Given that there are outstanding judgments against the Argentine Republic, it is also possible that judgment creditors could seek to obtain control over certain of Argentina’s assets, potentially including the Argentine Republic’s shares in YPF S.A. For example, plaintiffs in proceedings against the Argentine Republic have filed motions seeking turnover of YPF shares held by the Argentine Republic. For additional information, see Note 34.b.2) to the Audited Consolidated Financial Statements. We cannot assure you that factors that could affect the market price of our ordinary shares and ADSs will not have a material adverse effect on the trading values of our securities. See “Item 9. The offer and listing”.

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

Certain strategic transactions require the approval of the Argentine government (the sole holder of our Class A shares) or may entail a cash tender offer for all of our outstanding shares or securities convertible into shares

Pursuant to our bylaws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including: (i) a merger; (ii) an acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital stock; (iii) the transfer to third parties of all the exploration and exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and exploitation activities; (iv) the voluntary dissolution of YPF S.A.; (v) the transfer of the legal or fiscal domicile of YPF S.A. to a country other than Argentina; and (vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. According to our bylaws, the transactions described in (iii) and (iv) above also require the prior approval of the Argentine Congress. See “Item 4. Information on the Company—History and development of YPF S.A.” and “Item 10. Additional information—Certain provisions relating to acquisitions of shares”.

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

Under Argentine law, shareholder rights may be different from other jurisdictions

Our corporate affairs are governed by our bylaws and by the Argentine General Corporations Law No. 19,550 (as amended, “Argentine General Corporations Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

YPF | Form 20-F | 2024

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

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice) in order to exercise certain shareholder rights, including voting rights. In the event that a non-Argentine company owns our Class D shares directly (rather than in the form of ADSs) and it fails to register with the National Corporations Registry, its capacity to exercise its rights as a holder of our Class D shares may be limited. Pursuant to Law No. 26,831 (the “Capital Markets Law”) and to the CNV General Resolution No. 789/2019, foreign companies that are shareholders of publicly traded corporations such as YPF S.A. may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact. See “Item 10. Additional information—Preemptive and accretion rights”.

You may be unable to exercise voting rights with respect to Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as a shareholder with respect to the shares underlying ADSs. A holder of ADRs representing the shares being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADRs only in accordance with the deposit agreement relating to ADSs. While our direct shareholders will be able to exercise their voting rights either by attending the meeting in person or by proxy, ADR holders may only exercise their voting rights by either withdrawing the shares underlying their ADRs in time for the meeting or instructing the depositary (upon receipt of a notice of the meeting from the depositary) on how to vote the Class D shares represented by their ADRs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of Class D shares. If no such instructions are received, the depositary shall vote the Class D shares represented by ADSs in accordance with the recommendations YPF S.A.’s Board of Directors made to all holders of ADSs and shares, unless the depositary is prohibited from doing so by any applicable provision of Argentine law.

Shareholders and ADS holders outside of Argentina may face additional investment risks from currency exchange rate fluctuations in connection with their holding of our Class D shares or ADSs

We are organized under the laws of Argentina and future dividends on our Class D shares will be determined in the legal tender in Argentina, which is the Argentine peso. The Argentine peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A devaluation of the Argentine peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and ADSs as measured in U.S. dollars.

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

YPF | Form 20-F | 2024

ITEM 4. Information on the Company

History and development of YPF S.A.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments. See “Item 4. Information on the Company—Business organization”.

YPF datasheet
Legal name of the Company:	YPF Sociedad Anónima
Commercial name:	YPF

Date of incorporation and duration of the Company:

Bylaws registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in force for a limited term of 100 years from June 15, 1993, with the date of its termination being June 15, 2093

Legal form of the Company:	Corporation (“sociedad anónima”)
Country of incorporation:	Argentina
Fiscal identification number in Argentina:	30-54668997-9
Commission file number at the SEC:	1-12102
Address of principal executive offices:	Macacha Güemes 515, C1106BKK, Autonomous City of Buenos Aires, Argentina
Telephone number:	(54-11) 5441-0000

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by YPF S.A. are available to the public on the SEC website at www.sec.gov. YPF S.A.’s website is www.ypf.com. The information contained on, or that can be accessed through, YPF S.A.’s website is not part of, and is not incorporated into, this annual report.

We have a 100-year history:

•

1920 - 1990: During this period, the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the Argentine government. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, which required us, among other things, to sell majority interests in our exploitation concessions in certain major productive areas and to undertake an internal management and operational restructuring program.

•	1992: In November 1992, the Argentine Congress enacted Law No. 24,145 (“Privatization Law”), which established the procedures for our privatization.

•

1993: In July 1993, we completed a worldwide offering of 160 million Class D shares, representing approximately 45% of our outstanding capital stock, that had previously been owned by the Argentine government. Concurrently, the Argentine government transferred approximately 40 million Class B shares to the Argentine provinces, which represented approximately 11% of our outstanding capital stock and made an offer to holders of pension bonds and certain other claims. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

•

1999: In January 1999, Repsol YPF acquired 52,914,700 Class A shares (14.99% of our shares), which were converted to Class D shares. In June 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock pursuant to a tender offer to purchase all outstanding Class A, B, C and D shares. Repsol YPF acquired additional stakes in us from minority shareholders through other transactions in 1999 and 2000.

•

2000 - 2008: During this period, Repsol YPF owned approximately 99% of our capital stock. In 2008, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (together “Petersen”) acquired ADRs evidencing ADSs representing 15.46% of our capital stock.

•	2011: In May 2011, Petersen exercised an option to acquire, from Repsol YPF, ADRs evidencing ADSs representing an additional 10.0% of our capital stock.

•

2012: In May 2012, the Argentine Congress passed Law No. 26,741 (“Expropriation Law”), which declared as a national public interest and a priority for Argentina the achievement of self-sufficiency in the supply of hydrocarbons, as well as the exploitation, industrialization, transportation and sale of hydrocarbons.

Expropriation of shares held by Repsol YPF

The Expropriation Law:

•

Provided for the expropriation of 51% of the share capital of YPF S.A. represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities.

•

Established that the shares subject to expropriation, which have been declared of public interest and were subsequently transferred to the Argentine Republic, will be assigned as follows: 51% to the Argentine Republic and 49% to the Argentine provinces that compose the National Organization of Hydrocarbon Producing States (“OFEPHI Provinces”). As of the date of this annual report, the transfer of the shares subject to expropriation between the Argentine Executive Branch and the OFEPHI Provinces is still pending.

•

Determined the expropriation of 51% of the share capital of Repsol YPF GAS S.A. (“Repsol YPF GAS”) represented by 60% of the Class A shares of such entity owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

•

Established that the Argentine Executive Branch shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the OFEPHI Provinces is completed. In addition, the OFEPHI Provinces to which shares subject to expropriation are allocated must enter into a shareholders agreement with the Argentine federal government that will provide for the unified exercise of its rights as a shareholder. Any future transfer of the shares subject to expropriation is prohibited without the permission of the Argentine Congress.

•

Established the distribution of the shares among the OFEPHI Provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves.

YPF | Form 20-F | 2024

•

Established that the appointment of directors of YPF S.A. representing the expropriated shares shall be made proportionately to the holdings of the Argentine Republic and Argentine provinces, and one Director shall represent the employees of YPF S.A..

•

Provided that, the Argentine federal government and the Argentine provinces must exercise their rights pursuant to the following principles: (a) the strategic contribution of YPF S.A. to the achievement of the objectives set forth in the Expropriation Law; (b) the administration of YPF S.A. pursuant to the industry’s best practices and corporate governance, safeguarding shareholders’ interests and generating value on their behalf; and (c) the professional management of YPF S.A.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by YPF S.A. to the SEC on May 9, 2012.

In addition, on February 25, 2014, the Argentine Republic and Repsol reached an agreement (“Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF S.A.’s Class D shares pursuant to the Expropriation Law. Under the Repsol Agreement, Repsol accepted US$ 5.0 billion in sovereign bonds from the Argentine Republic and withdrew judicial and arbitral claims it had filed, including claims against YPF S.A., and waived additional claims. YPF S.A. and Repsol also executed a separate agreement (“Repsol Arrangement”) on February 27, 2014, pursuant to which YPF S.A. and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of the Repsol Arrangement arising from the expropriation of the YPF S.A. shares owned by Repsol pursuant to the Expropriation Law, including the intervention of YPF S.A. and the temporary occupation for public purposes of 51% of Repsol´s capital stock in YPF S.A. Repsol and YPF S.A. agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities.

See “Item 7. Major shareholders and related party transactions” for details on our current major shareholders.

Legal nature of YPF S.A.

According to the Expropriation Law, YPF S.A. shall continue to operate as a publicly traded corporation pursuant to the Argentine General Corporations Law and its corresponding regulations and shall not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the Argentine federal government or provincial governments.

See “Item 7. Major shareholders and related party transactions”, “Item 3. Key information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of YPF S.A.” and “Item 3. Key information—Risk factors—Risks relating to our business—We face risks relating to legal proceedings which may cause significant costs and losses”.

Overview

YPF operates mainly in Argentina (see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”) and most of our revenues are primarily derived from the sales in the Argentine domestic market. Additionally, in 2024, our main expenditures were related to investments in unconventional fields with the objective of growing production and reserves, and in the maintenance and/or investment in our downstream business, among others, as well as royalties and taxes related to our operations and the payment of interest related to our financial debt.

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

Therefore, we will continue to focus our efforts on our most profitable business, the Vaca Muerta formation, given its level of recoverable resources. Furthermore, we continue actively managing our portfolio with a capital allocation discipline, reallocating resources from other less profitable businesses. In that sense, we keep on reducing our exposure to conventional mature fields (see “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)”).

While accelerating the growth potential of our shale resources, we also remain focused on maintaining high standards with regards to the health and safety of our people and the communities we work in, reducing our carbon footprint, and remaining focused on securing further efficiencies in all of our operations, including refining/processing of crude oil and natural gas and the distribution and marketing of hydrocarbons and derivative products, which position us as the leading integrated energy company in Argentina.

We intend to strengthen our competitiveness and timely adaptation to the trends that are taking place in the global energy space and that would have a decisive impact in the coming decades, such as decarbonization and electrification, as well as those that aim to increase the efficiency of hydrocarbons production and processing.

Strategic pillars: “4x4 challenge”

In 2024, we launched our plan named “4x4 challenge”, which is based on YPF’s long-term strategy and focuses our efforts in the short and mid-term on 4 strategic pillars:

1.	Focus on our most profitable business: Vaca Muerta

Development of our unconventional hydrocarbon acreage with competitive advantages and debottleneck of the crude oil production from the Vaca Muerta formation, through infrastructure projects that will enable future growth and exports.

2.	Active portfolio management

Rationalization of the conventional asset portfolio, prioritizing profitability, and growth of our resource base through acquisitions, as well as through exploration.

3.	Maximize upstream and downstream efficiency

Efficiency in costs and processes in all of our business segments, and particularly in the Vaca Muerta formation, with the aim of ensuring resilience even in low price scenarios; as well as adaptation of our refineries to facilitate greater shale crude oil processing, and to reach the expected quality of fuels demanded by our customers.

4.	Argentine LNG project

Monetization of Vaca Muerta’s world-class natural gas reserves beyond local and regional demand, leading the development of LNG capacity in Argentina.

YPF | Form 20-F | 2024

The “4x4 challenge” plan is already ongoing, by which we intend to maximize the value creation for our stakeholders in a sustainable way.

During 2024, we continued to focus on implementing our corporate sustainability policy and advancing our commitment to climate and energy-related actions, the reduction of the intensity of the Company’s CO2 emissions (focused on upstream operations) as well as the development of renewable energies through our participation in YPF Energía Eléctrica S.A. (“YPF EE”).

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

Business organization

For a table including the main entities of our organizational structure, and details regarding our principal subsidiaries, see Note 1 to the Audited Consolidated Financial Statements.

Our operations, properties and clients are mainly located in Argentina. However, we also hold participating interest in exploratory areas in Bolivia and sell jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil (see Note 3 “Sale of equity participation in YPF Brasil” section to the Audited Consolidated Financial Statements). As of December 31, 2024, the Company decided not to renew the contracts related to the commercialization of aerokerosene in Chile in order to focus on operations mainly in Argentina.

As of December 31, 2024, we conducted our business according to the following organization:

(i)	Upstream business segment

The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others.

(ii)	Downstream business segment

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

It incurs all costs related to the activities mentioned above, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment; and (iii) propane and butane to be commercialized from the Gas and Power business segment.

(iii)	Gas and Power business segment

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment, and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar, by hiring a regasification vessel; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas S.A. (“Metrogas”); and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, it undertakes activities related to: (i) separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

(iv)	Central Administration and Others

This segment covers other activities performed by the Company not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

YPF | Form 20-F | 2024

The following table sets forth, for each of the periods indicated, revenues and operating profit or loss for each of our business segments; for additional information about revenues see Note 25 to the Audited Consolidated Financial Statements:

	For the year ended December 31,
	(millions of US$)
	2024	2023(2)	2022(2)
Revenues (1)
Upstream
Revenues	50	32	51
Revenues from intersegment sales	8,225	7,211	7,134
Total Upstream	8,275	7,243	7,185
Downstream
Revenues	15,813	14,888	16,016
Revenues from intersegment sales	77	100	109
Total Downstream	15,890	14,988	16,125
Gas and Power
Revenues	2,618	2,017	2,304
Revenues from intersegment sales	397	357	391
Total Gas and Power	3,015	2,374	2,695
Central Administration and Others
Revenues	812	374	386
Revenues from intersegment sales	1,072	781	779
Total Central Administration and Others	1,884	1,155	1,165
Consolidation adjustments	(9,771)	(8,449)	(8,413)
Total Revenues	19,293	17,311	18,757
Operating profit or loss
Upstream	515	(1,915)	1,306
Downstream	1,306	896	1,523
Gas and Power	146	(3)	90
Central Administration and Others	(371)	(282)	(401)
Consolidation adjustments	(116)	56	(36)
Total Operating profit or loss	1,480	(1,248)	2,482

(1)

Export withholdings on hydrocarbon are disclosed as “Selling expenses” in the “Taxes, charges and contributions” line as indicated in Note 27 to the Audited Consolidated Financial Statements. Royalties with respect to our hydrocarbon production are accounted for as a production cost and are not deducted in determining revenues. For further information on accounting policies of our revenues see Note 2.b.12) to the Audited Consolidated Financial Statements.

(2)

Comparative information for the years ended December 31, 2023 and 2022 has been restated due to changes in certain assets related to the exploration, exploitation and production of frac sand for well drilling/fracking purposes.

Sales between business segments were made at internal transfer prices established by the Company, which approximately reflect domestic market prices.

Operating profit or loss of each business segment has been determined after consolidation adjustments.

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

The plan of promotion for natural gas production in Argentina, Plan GasAr 2020-2024, launched in November 2020, gave to the Company an opportunity to monetize natural gas reservoirs, ensuring to supply the demand in Argentina for four years at a price that allows for the development of our natural gas projects in certain basins. In the same vein, Plan GasAr 2023-2028, launched in November 2022, allowed the Company to extend this opportunity by ensuring to supply the natural gas demand in Argentina over the following four years. For further information see “Item 4. Information on the Company—Business organization—Gas and Power—Natural gas activities” and Note 36.d.1) to the Audited Consolidated Financial Statements.

During 2024, we continued actively managing our portfolio. As of December 31, 2024, we held interests in 111 oil and gas fields in Argentina. According to the IAPG, in 2024, these assets accounted for 36.1% of the total production of crude oil and 28.7% of the total natural gas production of Argentina.

During 2024, YPF’s hydrocarbon production increased by 4.4% compared to 2023. The daily production of crude oil increased by 6.0%, NGLs increased by 0.4%, and natural gas increased by a 3.4% compared to 2023. Additionally, 53% of our total hydrocarbon production is unconventional.

Our unconventional hydrocarbon production continued to increase strongly during 2024. The daily production of crude oil increased by 25.9%, NGLs increased by 4.9%, and natural gas increased by 18.6% compared to 2023.

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets, mainly mature fields in the Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets related to mature fields (“Mature Fields Project”) is consistent with the Company’s management plans, which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields. The Mature Fields Project is aligned with the second strategic pilar of our “4x4 challenge” plan, see “Item 4. Information on the Company—Business strategy—Strategic pillars: “4x4 challenge”” and “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)”.

In this regard, during 2024, YPF signed different assignment agreements for 8 groups of assets (24 areas), subject to the fulfillment of agreed closing conditions.

As of December 31, 2024, the agreed closing conditions of the assignment agreements of the “Escalante - El Trébol” and “Llancanelo and Llancanelo R” exploitation concessions were met. In addition, after December 31, 2024, the agreed closing conditions of the assignment agreements of the “Estación Fernández Oro”, “Campamento Central - Cañadón Perdido”, “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions were met; while the remaining three assignment agreements are subject to the fulfillment of agreed closing conditions for which the Company is taking the necessary steps to close them. For further details see Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements and “Item 8. Financial information—Significant changes”.

YPF | Form 20-F | 2024

As of the date of this annual report, the remaining groups of assets held for sale are in negotiations with third parties for their disposal or reversal.

Additionally, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”; “Item 3. Key information—Risk Factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk Factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures—Capital divestitures”.

Acreage

Our hydrocarbon production is concentrated in Argentina, in the Neuquina, Golfo San Jorge, Cuyana, Noroeste and Austral basins:

The following table sets forth, for the period indicated, information regarding our developed and undeveloped acreage by geographic area:

	As of December 31, 2024
	(thousands of acres)
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
South America
Argentina (5) (6) (7)	1,328	978	19,233	11,170
Rest of South America (8)	-	-	4,610	4,425
Total	1,328	978	23,843	15,595

(1)	Developed acreage is spaced or assignable to productive wells.
(2)

Undeveloped acreage encompasses those acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of hydrocarbons regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which we own a working interest.
(4)	Net acreage equals gross acreage after deducting third-party interests.
(5)

9,770 and 4,048 thousand of acres correspond to gross and net undeveloped offshore fields, respectively, while 28 and 14 thousands of acres correspond to gross and net developed offshore fields, respectively.

(6)

We have excluded from our undeveloped acreage those acres corresponding to exploration permits which have already expired and which, as of December 31, 2024, considering the results obtained and having fulfilled all investment commitments, the Company has notified the relevant enforcement authority of its decision to relinquish the block, and therefore, YPF does not hold any right related to such acreage.

(7)

We have included in our acreage those acres obtained as consequence of commitments with third parties that are pending of approval by the relevant enforcement authority as of the date of this annual report.

(8)

Relates to Colombia, Bolivia and Uruguay. In Colombia, YPF notified the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”) of the decision to relinquish the COR 12 and COR 33 blocks; and in July 2022, the ANH began an administrative proceeding claiming the exploration commitments were not performed or paid; as of the date of this annual report the Company has presented its defenses in the administrative process and the ANH is considering the evidence offered. YPF’s net undeveloped surface acreage totaled 91,553 acres in Bolivia and 4,160,266 acres in Uruguay.

The net exploratory undeveloped acreage in Argentina under the first or second exploration periods, which mature in 2025 and in the period 2026-2028 is 18,325 km2 (85.2%) and 3,175 km2 (14.8%), respectively, of our 21,500 km2 net exploratory undeveloped acreage as of December 31, 2024. The net exploratory undeveloped acreage in the Rest of South America is 17,906 km2, which mature in the period 2025-2027.

The extension of the expiring acreage that the Company would be required to surrender to the relevant enforcement authority will depend on our decision to extend our exploration permit in a given area, provided that the requirements of the Argentine Hydrocarbons Law have been met, including the fulfillment of our obligations under the exploration permit relating to those areas. Therefore, the areas to be relinquished usually consist of acreage where drilling has not been successful and are considered non-core lease acreage.

As of December 31, 2024, we do not have any material undeveloped acreage related to our exploitation concessions expiring in the near term.

Exploration permits and exploitation concessions in Argentina

The following table sets forth, for the period indicated, information regarding the exploration permits and exploitation concessions we held:

	As of December 31, 2024
	Operated by YPF	Non-Operated by YPF	Total
Exploration permits	10	6	16
Exploitation concessions	66	29	95
Total	76	35	111

The following table sets forth, for the period indicated, information regarding the exploration permits we held:

	As of December 31, 2024
	Onshore			Offshore
	100% ownership interest	50.0% ownership interest	Total	100% ownership interest	35.0% - 50.0% ownership interest	Total
Exploration permits	6	4	10	-	6	6

The following table sets forth, for the period indicated, information regarding the exploitation concessions we held:

	As of December 31, 2024
	Onshore			Offshore
	100% ownership interest	7.2% - 93.0% ownership interest	Total	100% ownership interest	50% ownership interest	Total
Exploitation concessions	51	42	93	-	2	2

YPF | Form 20-F | 2024

The following table sets forth, for the period indicated, information regarding the expiration year of our exploration permits and exploitation concessions:

	As of December 31, 2024
	Expiration year
	2025- 2029	2030- 2034	2035- 2039	2040- 2044	2045- 2049	2050- 2054	2055- 2059	2060+	Total
Exploration permits	16	-	-	-	-	-	-	-	16
Operated by YPF	10	-	-	-	-	-	-	-	10
Non-Operated by YPF	6	-	-	-	-	-	-	-	6
Exploitation concessions	40	11	8	11	10	12	1	2	95
Operated by YPF	30	6	4	11	6	7	1	1	66
Non-Operated by YPF	10	5	4	-	4	5	-	1	29
Total	56	11	8	11	10	12	1	2	111

The following table sets forth, for the period indicated, information regarding our gross and net interests in productive oil and gas wells by basin:

	As of December 31, 2024
	Wells (1) (2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,430	3,198	1,872	1,277
Golfo San Jorge	6,350	5,957	59	58
Cuyana	607	556	-	-
Noroeste	40	21	76	37
Austral	98	98	47	47
Onshore	11,525	9,830	2,054	1,419
Austral	56	28	-	-
Offshore	56	28	-	-
Total	11,581	9,858	2,054	1,419

(1)	Gross wells are wells in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party interests.

In Argentina, 99.3% of our proved liquids reserves are concentrated in the Neuquina (88.8%) and the Golfo San Jorge (10.5%) basins, and 94.7% of our proved natural gas reserves in Argentina are concentrated in the Neuquina basin.

Joint ventures and contractual arrangements in Argentina

The following table sets forth, for the period indicated, information regarding the exploration and exploitation joint ventures and contractual arrangements in which we participated:

	As of December 31, 2024
	7.2% - 70.0% ownership interest		Total
	Operated by YPF	Non-Operated by YPF
Exploration joint ventures and contractual arrangements	4	6	10
Exploitation joint ventures and contractual arrangements	13	23	36
Total	17	29	46

Our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of certain of our joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and exploitation joint ventures in which we participated as of December 31, 2024, see Note 30 to the Audited Consolidated Financial Statements. We are also a party of other contractual arrangements that arose through the renegotiation of service contracts and their conversion into exploitation concessions and exploration permits.

YPF | Form 20-F | 2024

Drilling activity in Argentina

The following table sets forth, for each of the periods indicated, information regarding the number of drilled wells:

	For the year ended December 31,
	2024	2023	2022
Gross wells drilled (1)
Oil	2	1	10
Gas	2	2	2
Exploratory productive	4	3	12
Dry	5	1	6
Total Exploratory	9	4	18

Oil	267	300	273
Gas	56	79	70
Development productive	323	379	343
Dry	-	-	-
Total Development	323	379	343

Net wells drilled (2)
Oil	2	1	7
Gas	1	2	1
Exploratory productive	3	3	8
Dry	3	1	6
Total Exploratory	6	4	14

Oil	178	206	189
Gas	22	40	39
Development productive	200	246	228
Dry	-	-	-
Total Development	200	246	228

(1)	Gross wells are wells in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party interests.

The following table sets forth, for the period indicated, information regarding the number of wells in the process of being drilled:

	As of December 31, 2024
	Gross	Net
South America
Argentina	220	138
Rest of South America	1	1
Total	221	139

Exploration & Development activity

Argentina

Exploration activities

YPF’s onshore exploration portfolio is mainly focused on high-impact projects such as Palermo Aike, believed to be the second shale formation, located in the Austral basin, behind the Vaca Muerta formation in terms of potential, and Vaca Muerta.

The exploration of Palermo Aike, which is being developed jointly with Compañía General de Combustibles S.A (“CGC”) began in 2023 and continued through 2024. In 2024, the first horizontal well was drilled, completed and tested. This well featured 753 meters stimulated lateral extension with 12 frac stages. Although well productivity was low, the flowback test produced natural gas and condensate, confirming that the well is situated in the natural gas/condensate maturity window.

In the Vaca Muerta formation, in 2024, 2 horizontal wells, drilled during 2023, were completed and tested, with 12 and 13 stimulation stages, one in Paso de las Bardas Norte block where we have an exploitation concession and the other one in the CN VII block where we have an exploration permit. Each well featured more than 1,000 meters of horizontal extension, navigating two different levels within the Vaca Muerta formation. Flowback tests of both wells confirmed producing black oil. Encouraged by these results, YPF entered, from August 2024, a second exploratory period in the CN VII block, which was granted to YPF through Administrative Decision No. 30/2024 of the Mendoza Province, where we committed to drill 2 additional horizontal exploratory wells with 2,500 meters of horizontal extension each.

In 2024, in Las Tacanas block, 2 wells drilled in 2023 were completed, and, as of the date of this annual report, are producing according to the type-well expectations.

Regarding the activity in the Gas Window Delineation, in the western area of the Neuquina basin, 2 horizontal wells that started drilling in 2023 (1 in Cerro Las Minas block and 1 in Loma del Molle block) were concluded their drilling stage during 2024. No further action was taken since these wells proved to be uneconomical.

The offshore portfolio continues to grow with the acquisition of, in November 2024 from Equinor, the 35% non-operated working interest of the AUS 105 and AUS 106 blocks located in the Austral basin. Equinor is the operator of these blocks, with a non-operated joint participation of YPF and CGC.

In the CAN 100 block, between April 2024 and June 2024, the first deepwater well in Argentina (the Argerich well) was drilled without environmental or safety incidents. This well was located 300 km away from the Mar del Plata city’s port, in the Buenos Aires Province, at a water depth of 1,527 meters, reaching the planned total depth of 4,050 meters. In terms of results, although it proved the geological model, the oil system could not be tested, resulting on a dry well. As of the date of this annual report, a detailed post-drill analysis is being carried out, to assess the remaining exploration potential of the block.

YPF | Form 20-F | 2024

Seismic activities

During 2024, we carried out four 3D seismic campaigns in offshore blocks in Argentina. Two 3D seismic surveys were acquired for the North Argentina basin, one of 1,500 km2 in the CAN 102 block and another one of 2,800 km2 in the CAN 114 block. Moreover, one 3D seismic survey was acquired for the Austral basin, a 900 km2 survey in the AUS 105 block and a 1,500 km2 survey in the AUS 106 block; and a 3,000 km2 3D seismic survey in the MLO 123 block located in the Malvinas basin. As of December 31, 2024, the 3D seismic surveys showed a 40% advance in the MLO 123 block, 93% advance in the CAN 102 block, while in CAN 114, AUS 105 and AUS 106 blocks the surveys were fully completed.

Development activities

Unconventional activities

During 2024 the hydrocarbon production from our unconventional activities was 208.9 kboe/d (YPF net, from operated areas), representing 39% of YPF’s total production (YPF net, from operated and non-operated areas). In 2024, YPF, jointly with its partners, continued with its growth plan with more than US$ 2,392 million invested (YPF net, from operated areas), 195 wells were put into production and more than 8,000 frac stages were carried out in blocks operated by YPF. Considering all of the above, YPF expects to continue to lead the unconventional activities development in Argentina.

In 2024, YPF’s was highly active in its drilling operations at the Core Hub blocks (Loma Campana, La Amarga Chica, Bandurria Sur and Aguada del Chañar), with 11 rigs. Operational efficiencies continued to break records, with the drilling of the longest horizontal well in the Vaca Muerta formation with a total length of 8,264 meters (27,113 feet) and a lateral length of 4,948 meters (16,234 feet) in 27 days, using real time data for decision making on drilling and completion activities. The average lateral length drilled in the Core Hub blocks was 2,950 meters (9,678 feet). Additionally, see “Item 8. Financial information—Significant changes”.

Drilling activities have been gradually increasing at higher levels of the Vaca Muerta formation, showing favorable productivity results, such as the productivity of the wells executed at the “medium organic” level in Loma Campana and Bandurria Sur blocks, and confirming the expectation to increase the drilling activities in the upcoming years. These results allow us to confirm the current inventory of wells expected to be drilled and to incorporate new drilling positions.

Development activities focuses on the lower levels of the Vaca Muerta formation (known as “Cocina” and “Orgánico”) with proven and profitable results with the application of the High-Density Completion (“HDC”) stimulation design. Different strategies are being applied to mitigate parent/child effects from the drilling of nearby wells as development progresses at these lower levels such as well spacing adjustments and stimulation design adjustments.

Throughout 2024, 3 new facilities were put into production in the Core Hub blocks: (i) the 3N Battery, with a processing capacity of 6,000 m3/d; (ii) a second crude oil treatment plant (“PTC”), with a production capacity of 12,000 m3/d, both in La Amarga Chica block; and (ii) the Battery 4 in Bandurria Sur block with a processing capacity of 6,000 m3/d.

During 2024, a milestone in the development of the Vaca Muerta formation was the acceleration of the South Hub blocks (La Angostura Sur I and La Angostura Sur II in Aguada Toledo - Sierra Barrosa exploitation concession), with the drilling of a 9 PADs (groups of between 4 and 6 wells each). As of December 31, 2024, 2 PADs are producing according to the type-well expectations, while the remining 7 PADs are expected to start production during 2025. Also, in December 2024, a production treatment module, with a capacity of 2,500 m3/d, was put into production.

Regarding the North Hub blocks (Bajo del Toro Norte and Narambuena), during 2024, activities were focused on Bajo del Toro Norte block with the drilling of 3 PADs on which the delineation stage was completed, and the development stage began. On March 7, 2025, the Neuquén Province granted YPF unconventional hydrocarbon exploitation concessions (“CENCH”, by its acronym in Spanish) in Aguada de la Arena, La Angostura Sur I, La Angostura Sur II and Narambuena blocks.

In the Gas Hub blocks (Aguada de la Arena, Rincón del Mangrullo, La Ribera and El Orejano), the main milestone of 2024 was the startup of the Primary Separation Unit (“USP”, by its acronym in Spanish) in Aguada de la Arena block, which expanded the capacity by 4 Mm3/d, reaching a total capacity of 7 Mm3/d.

Conventional activities

Sur Region

During 2024, the Sur Region’s hydrocarbon production was 84.5 kboe/d (YPF net, from operated areas), representing 16% of YPF’s total production (YPF net, from operated and non-operated areas).

During 2024, activity in the Sur Region involved a total investment (YPF net, from operated areas) of US$ 469 million, of which US$ 272 million were related to investments associated with the Mature Fields Project (US$ 248 million of which were investments in the Santa Cruz Province).

Related to the Mature Fields Project investments, US$ 68 million were related mainly to continuing operational sustainability, taking care of the safety of operations and employees, as well as the environment. The remaining US$ 204 million were investments associated with development projects. The average development cost associated with drilling activity was approximately four times the cost of developing unconventional oil wells. YPF’s current strategy is based on unconventional fields, in accordance with the first pillar of the “4x4 challenge”. See “Item 4. Information on the Company—Business strategy” and “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)”.

Related to the Mature Fields Project, in November 2024, after the fulfillment of all the closing conditions by YPF and PECOM Servicios Energía S.A.U. (“PECOM”), the transfer of 100% of the rights and obligations of YPF in Escalante - El Trébol exploitation concession in favor of PECOM was formalized. Additionally, in January 2025, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in Campamento Central - Cañadón Perdido exploitation concession in favor of PECOM was formalized. See “Item 4. Information on the Company—Business strategy—Strategic pillars: “4x4 challenge”” and Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements.

In June 2024, the Chubut and Santa Cruz Provinces were affected by a severe snowstorm, affecting the operation of facilities and wells. On average, the production of June 2024 and July 2024 suffered a reduction of 13.8 kbbl/d and 7.1 kbbl/d in the Chubut and Santa Cruz Provinces, respectively, when compared to average daily production of the first quarter of 2024. By the end of 2024, production was normalized.

During 2024, activity in the Sur Region was mainly focused on the development of polymer injection projects in Manantiales Behr block, in the Chubut Province. In the Grimbeek Norte II project, a secondary polymer injection pilot, accounting for the 33% of the Sur Region tertiary production in 2024 with 2.5 kbbl/d on average (without previous conventional waterflooding) continues to boost oil production since 2022. Encouraged by the results obtained, the Company plans to begin the massification towards two additional zones in 2025. With the intention to expand the results of Grimbeek Norte II block, a new polymer injection project started in the fourth quarter of 2024 in Grimbeek Central block, whose initial results are expected starting from December 2025.

In the El Alba Valle field in the Manantiales Behr block, since 2023, a polymer injection project continues to boost the production with results exceeding expectations. This polymer injection pilot was carried out on the Complejo III formation that had remained untested until now, and emboldened on these results, the Company is analyzing to expand the project towards two additional zones of the El Alba Valle field.

YPF | Form 20-F | 2024

Oeste Region

During 2024, the Oeste Region’s hydrocarbon production was 127.5 kboe/d (YPF net, from operated areas), representing 24% of YPF´s total production (YPF net, from operated and non-operated areas).

During 2024, the activity in the Oeste Region involved a total investment (YPF net, from operated areas) of US$ 160 million, of which US$ 80 million were related to investments associated with the Mature Fields Project. These investments in mature fields focused mainly on continuing operational sustainability, taking care of the safety of operations and employees, as well as the environment. See “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)”.

Related to the Mature Fields Project, in December 2024, after the fulfillment of all the closing conditions by YPF and Petroquímica Comodoro Rivadavia S.A. (“PCR”), the transfer of 100% of the rights and obligations of YPF in Llancanelo and Llancanelo R exploitation concessions in favor of PCR was formalized. Additionally, in February 2025, after the fulfillment of all the closing conditions by YPF and Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”), the transfer of 100% of the rights and obligations of YPF in Estación Fernández Oro exploitation concession in favor of Quintana Consortium was formalized. See “Item 4. Information on the Company—Business strategy—Strategic pillars: “4x4 challenge”” and Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements.

Activity in the Oeste Region is focused on Río Neuquén block where the only YPF’s operated conventional natural gas production project takes place. During 2024, 1 service well was completed, 8 tight gas wells were drilled, and 10 wells were put into production, which as of the date of this annual report are under evaluation. In 2024, polymer flooding operations in Chachahuen Sur block proceeded as scheduled. Additionally, developments were made on this block in relation to investments in facilities. In 2024, the 16 km oil pipeline and Skimmer Battery 1 were started up.

Non-operated activities

During 2024, the hydrocarbon production of the non-operated areas was 115.3 kboe/d (YPF net, from non-operated areas), representing 21% of YPF´s total production (YPF net, from operated and non-operated areas).

During 2024, the conventional activities in the non-operated areas involved a total investment (YPF net, from non-operated areas) of US$ 29 million in drilling and completion and US$ 20 million in production facilities and other capital expenditures, of which US$ 10 million were related to investments associated with the Mature Fields Project. These investments in mature fields were focused mainly on continuing operational sustainability, taking care of the safety of operations and employees, as well as the environment. See “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)”.

During 2024, the unconventional activities in the non-operated areas in the Neuquina basin involved a total investment (YPF net, from non-operated areas) of US$ 409 million in drilling and completion and US$ 367 million in production facilities and other capital expenditures. Shale oil main investments were concentrated in Lindero Atravesado and Bajada de Añelo blocks, while shale gas investments were focused on La Calera and Aguada Pichana Oeste blocks.

During 2024, in La Calera block, the construction of the Central Production Facility I (“CPF I”) project finished its first stage in April 2024, and in October 2024, the start-up was completed allowing a natural gas treatment capacity of 10 Mm3/d and 4,800 m3/d of condensate. In addition, once the first phase of the construction of the Central Production Facility II (“CPF II”) project finishes, the natural gas capacity treatment will increase in 4.5 Mm3/d (totaling of 14.5 Mm3/d). With the CPF II, La Calera block will have a total treatment capacity of 17 Mm3/d and 9,600 m3/d of natural gas and condensate, respectively, by 2027.

Aguaragüe, La Calera and Aguada Pichana Oeste blocks are part of the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 that aim to boost natural gas production in Argentina by granting competitive prices.

Rest of South America

Exploration activities

Throughout 2024 geological studies were carried out to assess the potential of the OFF 5 block, an offshore area in Uruguay, which, as of December 31, 2024, represents 16,836 km2 of YPF’s acreage.

In October 2024, we initiated the drilling of the well committed in the Charagua Block, in Bolivia (in which we hold a 60% interest), which, as of December 31, 2024, is being drilled, with drilling progress of 27%.

The COR 12 and COR 33 blocks located in the Cordillera Oriental basin in Colombia, are operated pursuant to the authorization by the ANH. Our working interest is 60% in the COR 12 block and 55% in the COR 33 block. The combined net area of these blocks is 700 km2. In 2016, together with our partners, we informed to the ANH of our decision to relinquish both blocks. In July 2022, the ANH began an administrative proceeding claiming the exploration commitments were not performed or paid. As of the date of this annual report, the Company presented its defenses in the administrative process and the ANH is considering the evidence offered.

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

Information on net proved reserves as of December 31, 2024, 2023 and 2022 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2024, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oils for each month within the 12-month period ended December 31, 2024, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.

The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12-month period average ended December 31, 2024 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain blocks in certain basins, which will be in effect until their corresponding termination dates. See Note 36.d.1) to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2024

Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years. See “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and gas reserves and production may decline” and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and gas reserves are estimates”.

Net reserves are defined as that portion of the gross reserves attributable to the interest of the Company after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties owed to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third-party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as royalties under local regulations. The same methodology is followed in reporting our production amounts.

Natural gas reserves exclude the gaseous equivalent of liquids expected to be removed from the natural gas on concessions and leases, at field facilities and at natural gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2024 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves—Internal controls on reserves and reserves audits”.

Net proved developed and undeveloped reserves as of December 31, 2024

The following tables sets forth information, for the period indicated, regarding our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas:

	For the year ended December 31, 2024
	Oil (1)	NGLs	Natural gas	Total (2)
	(Mbbl)	(Mbbl)	(bcf)	(Mboe)
Proved developed reserves
Consolidated entities
South America
Argentina	284	44	1,627	618
Total Proved developed reserves	284	44	1,627	618

	For the year ended December 31, 2024
	Oil (1)	NGLs	Natural gas	Total (2)
	(Mbbl)	(Mbbl)	(bcf)	(Mboe)
Proved undeveloped reserves
Consolidated entities
South America
Argentina	264	25	1,061	478
Total Proved undeveloped reserves	264	25	1,061	478

	For the year ended December 31, 2024
	Oil (1)	NGLs	Natural gas	Total (2)
	(Mbbl)	(Mbbl)	(bcf)	(Mboe)
Proved reserves (2) (3)
Consolidated entities
Developed	284	44	1,627	618
Undeveloped	264	25	1,061	478
Total Proved reserves	548	69	2,688	1,096

(1)	Includes crude oil (oil and condensate).
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(3)

Proved crude oil and NGLs reserves include an estimated of 71 Mbbl of crude oil and 9 Mbbl of NGLs with respect to royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves entities include an estimated of 309 bcf with respect to such payments.

Subsequent to the closing of reserves for the fiscal year ended December 31, 2023, and as decided by YPF S.A.’s Board of Directors at its meeting held on February 29, 2024, the Company began a divestment process of certain mature fields with a volume of approximately 85 Mboe of proved reserves, mainly of crude oil. In this regard, during 2024, YPF signed different assignment agreements for 8 groups of assets (24 areas), subject to the fulfillment of agreed closing conditions. As of December 31, 2024, the volume associated to the remaining blocks that have not yet met the agreed closing conditions and/or for which agreements have not yet been signed but continuous in negotiations with third parties for their disposal or reversal is approximately 37 Mboe. For further information see Note 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements.

Additionally, see “Item 4. Information on the Company—Business strategy”, “Item 4. Information on the Company—Business organization—Upstream”, “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures”.

YPF | Form 20-F | 2024

For information regarding changes in our estimated net proved reserves for the year ended December 31, 2024, 2023 and 2022 see “Supplemental information on oil and gas producing activities (unaudited)” beginning on page S-1 of this annual report.

Reserves replacement ratio

The reserves replacement ratio is the net amount of added proved reserves divided by the volumes produced in any given period.

As of December 31, 2024, the reserves replacement ratio was 112% as a result of an addition of 220 Mboe of net proved reserves (107 Mbbl of liquids, and 113 Mboe of natural gas), and considering 196 Mboe produced during the year and the amount of proved reserves at the beginning of 2024. In addition, 11 Mboe of proved reserves were discounted related to sales.

By excluding the influence of reserves and production volumes associated with the assets within the Mature Fields Project, our reserves replacement ratio yields 146% as of December 31, 2024.

In addition, if the analysis is restricted to unconventional fields only, the reserves replacement ratio reached 192% as of December 31, 2024.

For additional information regarding changes in proved reserves and the reliability of proved reserves estimates, see “Supplemental information on oil and gas producing activities (unaudited)”, “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and gas reserves and production may decline” and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and gas reserves are estimates”.

The table below sets forth, for each of the periods indicated, information regarding reserves replacement ratio:

	For the year ended December 31, (%)
	2024	2023	2022
Reserves replacement ratio (1)	112%	39%	124%

(1)	Includes sales and acquisitions volumes.

The following paragraphs explain in further detail the most significant changes in our net proved undeveloped reserves for the year ended December 31, 2024.

Changes in our net proved undeveloped reserves during 2024

YPF had an estimated volume of net proved undeveloped reserves of 478 Mboe as of December 31, 2024, which represented 44% of the 1,096 Mboe total net proved reserves as of such date. As of December 31, 2023, the estimated net proved undeveloped reserves were 473 Mboe (44% of the 1,072 Mboe total net proved reserves as of such date).

The 1% increase in net proved undeveloped reserves in 2024, is mainly attributable to:

•

Extensions and discoveries, which added 220 Mboe (717 bcf of natural gas, 11 Mbbl of NGLs and 81 Mbbl of crude oil) of proved undeveloped reserves mainly from unconventional oil and gas projects of the Vaca Muerta formation at the Neuquina basin in the following blocks:

-	Crude oil: Loma La Lata Norte, Aguada del Chañar, Bandurria Sur and La Amarga Chica.
-	Natural gas: Aguada Pichana Oeste, La Calera, Rincón del Mangrullo and Aguada de la Arena.

•

Field development projects related to proved undeveloped reserves, which allowed to transfer 106 Mboe from proved undeveloped reserves to proved developed reserves mainly in the Neuquina basin. The contributions are related to development wells (104 Mboe) and enhanced recovery projects (2 Mboe), mainly from the following blocks:

-	Crude oil: La Amarga Chicha, Bandurria Sur and Loma La Lata Norte.
-	Natural gas: Aguada Pichana Oeste, La Calera and Aguada de la Arena.

•	Changes in drilling schedules resulted in a deduction of 77 Mboe (11 Mbbl of liquids and 367 bcf of natural gas) mainly from unconventional fields.

•	Changes in oil and gas prices and its impact in economics, which resulted in a reduction of 4 Mboe of proved undeveloped reserves.

During 2024, YPF’s total capital expenditures to continue the development of reserves was US$ 2,263 million, of which US$ 1,676 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2024, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

Estimates of ultimate recovery in conventional reservoirs are usually reviewed by applying recovery factors to the original quantities of petroleum in place. These factors are based on the drive mechanisms inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the reservoir and its production history. In some instances, comparisons are made with similar production reservoirs in the blocks where more complete data is available.

For unconventional reservoir developments, reserves estimates are focused on performance-based methodologies, where stimulation technique and current technology information are also integrated in the analysis. When applicable, statistical evaluations are implemented considering state-of-the-art methods.

YPF | Form 20-F | 2024

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate ultimate recovery. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas to oil ratio behavior and water production are considered in estimating ultimate recovery.

In certain cases where the above methods cannot be used, proved reserves are estimated by analogy to similar reservoirs where more complete data are available.

To control the quality of reserves booking, a process has been established that is integrated into YPF’s internal control system.

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

•

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

•	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital expenditure to projects.

•

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

For those blocks submitted to a third-party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 Mboe of the third-party reserves audit figures for YPF to declare that the volumes have been ratified by a third-party reserves audit. In the event that the difference is greater than the tolerance, YPF will re-estimate its proved reserves to achieve this tolerance level or should disclose the third-party figures. YPF has adopted the above-mentioned procedure by approving the corresponding internal policy.

In 2024, DeGolyer and MacNaughton audited certain YPF operated and non-operated blocks in Argentina in the Neuquina, Golfo San Jorge and Cuyana basins. These audits were performed as of December 31, 2024 and the audited blocks contain in aggregate approximately 381 Mboe of proved reserves, which represented approximately 35% of our proved reserves as of such date (166 Mboe were proved undeveloped reserves, which represented approximately 35% of our proved undeveloped reserves as of December 31, 2024). Copies of the related reserves audit reports are filed as an exhibit to this annual report.

Additionally, YPF estimates reserves under Petroleum Resources Management System (“PRMS”) criteria. As of December 31, 2024, 100% of YPF’s blocks were externally audited under this criteria, although this should not be interpreted as an external certification or audit of oil and gas reserves under SEC rules and FASB ASC 932 rules. See Nota 2.c) “Oil and gas reserves section to the Audited Financial Statements.

We are required, in accordance with Resolutions No. 324/2006 of the former Argentine Subsecretariat of Hydrocarbons and No. 69/2016 of the former Argentine Energy Secretariat, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the SE, as defined in those resolutions, and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by the aforementioned resolutions and are not to be interpreted as an external certification or audit of oil and gas reserves under SEC rules and FASB ASC 932 rules. The last report filed was for the year ended December 31, 2023. Estimates of our oil and gas reserves filed with the SE are materially higher than the estimates of our proved oil and gas reserves contained in this annual report, mainly because of: (i) information filed with the SE includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the SE includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC rules and FASB ASC 932 rules contained in this annual report; and (iii) the definition of proved reserves under the aforementioned Resolutions is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserves estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC and FASB ASC 932 rules.

YPF | Form 20-F | 2024

Oil and gas production, production costs and sales prices

The following table sets forth, for each of the periods indicated, information regarding our crude oil (including crude oil and condensate), NGLs and natural gas production on an as sold and annual basis. In determining net production, we exclude royalties owed to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third-party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as royalties under local regulations. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

	For the year ended December 31, (Mbbl)
	2024	2023	2022
Oil and condensate production (1)
Consolidated entities
South America
Argentina	94	89	83
Total Oil and condensate production (2)	94	89	83

	For the year ended December 31, (Mbbl)
	2024	2023	2022
NGLs production (1)
Consolidated entities
South America
Argentina	16	16	15
Total NGLs production (3)	16	16	15

	For the year ended December 31, (bcf)
	2024	2023	2022
Natural gas production (1)
Consolidated entities
South America
Argentina	427	414	423
Total Natural gas production (4) (5)	427	414	423

	For the year ended December 31, (Mboe)
	2024	2023	2022
Oil equivalent production (1) (6)
Consolidated entities
Oil and condensate	94	89	83
NGLs	16	16	15
Natural gas	76	74	75
Total Oil equivalent production	186	179	173

(1)

Loma La Lata Central and Loma La Lata Norte fields (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 21.4% of our total proved reserves expressed on an oil equivalent barrel basis. In these fields, for the years ended December 31, 2024, 2023 and 2022, oil and condensate production was 13, 11 and 11 Mbbl, respectively, NGLs production was 4, 4 and 5 Mbbl, respectively, and natural gas production was 61, 65 and 71 bcf, respectively.

(2)

Crude oil production for the years ended December 31, 2024, 2023 and 2022 includes an estimated 13, 12 and 12 Mbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

NGLs production for the years ended December 31, 2024, 2023 and 2022 includes an estimated 2, 2 and 2 Mbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)

Natural gas production for the years ended December 31, 2024, 2023 and 2022 includes an estimated 55, 54 and 57 bcf, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(5)

Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental information on oil and gas producing activities (unaudited)—Oil and gas reserves” include volumes consumed in operations).

(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

The composition of the crude oil produced by us in Argentina varies by geographic area. Almost all crude oil produced by us in Argentina has very low or no sulphur content. We sell substantially all the crude oil we produce in Argentina to our Downstream business segment. Most of the natural gas produced by us is of pipeline quality. All of our natural gas fields produce commercial quantities of condensate and, substantially, all of our crude oil fields produce associated gas.

YPF | Form 20-F | 2024

The following table sets forth, for each of the periods indicated, the average production costs and average sales prices:

	Total	Argentina	Rest of South America
	US$/boe
Production costs and sales prices (1)
Year ended December 31, 2024
Lifting costs	16.5	16.5	-
Taxes and similar payments (2)	0.6	0.6	-
Other costs (4)	2.4	2.4	-
Average production costs	19.5	19.5	-
Average oil sales price	68.2	68.2	-
Average NGL sales price	28.8	28.8	-
Average natural gas sales price (3)	21.6	21.6	-
Year ended December 31, 2023
Lifting costs	16.2	16.2	-
Taxes and similar payments (2)	0.5	0.5	-
Other costs (4)	1.3	1.3	-
Average production costs	18.0	18.0	-
Average oil sales price	62.5	62.5	-
Average NGL sales price	26.5	26.5	-
Average natural gas sales price (3)	20.8	20.8	-
Year ended December 31, 2022
Lifting costs	15.1	15.1	-
Taxes and similar payments (2)	0.6	0.6	-
Other costs (4)	1.3	1.3	-
Average production costs	17.0	17.0	-
Average oil sales price	64.4	64.4	-
Average NGL sales price	42.6	42.6	-
Average natural gas sales price (3)	21.0	21.0	-

(1)	The amounts are reported “as sold basis”.
(2)

Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of 5.8 US$/boe, 5.3 US$/boe and 5.5 US$/boe for the years ended December 31, 2024, 2023 and 2022, respectively.

(3)	Includes revenues from incentive programs for natural gas production in Argentina. See Note 36.d.1) to the Audited Consolidated Financial Statements.
(4)

Includes (1.0) US$/boe, (0.9) US$/boe and (1.0) US$/boe for the years ended December 31, 2024, 2023 and 2022, respectively, corresponding to the implementation of IFRS 16 “Leases”. See Note 2.b.4) to the Audited Consolidated Financial Statements.

Downstream

During 2024, our downstream activities included refining and transportation of crude oil, and the commercialization and transportation of fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

During 2024, the Downstream business segment was organized into the following divisions:

•

Refining & Logistics division (crude oil refining and production of petrochemical products, transportation of crude oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales channels).

•	Midstream oil division (development, construction and operation of oil pipelines to evacuate crude oil production of the Vaca Muerta formation).
•	Marketing division (commercialization and marketing of refined, petrochemical and resale products).
•	Trading division (trading of refined products and crude oil in international markets).

Refining & Logistics division

In 2024, the Refining & Logistics division was grouped as follows: (i) Refining unit; and (ii) Logistics unit.

Refining unit

We are Argentina’s leading refiner, holding more than 50% of the country’s total refining capacity, through our 3 wholly-owned refineries (La Plata, Luján de Cuyo and Plaza Huincul refineries) which have an aggregate refining capacity of 123.3 Mbbl (337.9 kbbl/d) and are strategically located along our crude oil pipeline and refined product pipeline distribution systems. We operate these refineries with high utilization rates.

In 2024, our crude oil production represented 75.7% of the total crude oil processed by our refineries. The remaining processed crude oil by our refineries was purchased from third parties.

The following table sets forth, for each of the periods indicated, information regarding processing levels of our refineries:

	For the year ended December 31,
	2024		2023		2022
	Throughput	Use	Throughput	Use	Throughput	Use
	(kbbl/d)	(%)	(kbbl/d)	(%)	(kbbl/d)	(%)
La Plata Refinery	173.4	87.2%	169.6	89.8%	164.6	87.1%
Luján de Cuyo Refinery	107.7	94.5%	105.0	92.2%	104.0	91.3%
Plaza Huincul Refinery	19.6	78.0%	19.8	78.5%	16.9	67.1%
Total	300.7	89.0%	294.4	89.7%	285.5	87.0%

The crude oil processed in our refineries during 2024 was the highest processing since 2016 and the production of finished gasoline and middle distillates (such as diesel and jet fuel) was the highest since 2007.

YPF | Form 20-F | 2024

The following table sets forth, for each of the periods indicated, information regarding the production of our refineries:

		For the year ended December 31,
		2024	2023	2022
Throughput crude	Mboe	110.0	107.5	104.2
Throughput feedstock	Mboe	5.1	3.8	3.7
Throughput crude / feedstock	Mboe	115.2	111.3	107.9
Production
Diesel fuel	Mboe	47.3	46.8	45.0
Motor gasoline	Mboe	26.3	27.8	27.0
Petrochemical naphtha	Mboe	12.1	9.1	8.5
Jet fuel	Mboe	6.5	6.4	5.7
Base oils	Mboe	1.1	0.9	0.8
Fuel oil	ktn	187.5	147.7	229.5
Coke	ktn	898.2	920.7	885.1
LPG	ktn	692.8	704.1	644.0
Asphalt	ktn	66.1	85.8	72.0

The La Plata Refinery is the largest refinery in Argentina, located at the port in the La Plata city, in the Buenos Aires Province, 60 km from the Autonomous City of Buenos Aires, with a nominal capacity of 198.9 kbbl/d. It is a complex refinery with three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coke naphtha hydrotreater unit, a platforming unit, two diesel hydro finishing units, a gasoline hydrotreater, an isomerization unit, a fluid cracking catalyst (“FCC”) naphtha splitter and desulfuration unit, a lubricants complex, and a petrochemical complex that generates methyl tert-butyl ether (“MTBE”), tert-amyl methyl ether (“TAME”) and aromatics compounds used for blending gasoline and other chemical products.

During 2024, the revamped Topping D unit was fully operative, allowing the processing of greater volumes of shale oil production. In addition, during 2024, maintenance stoppages were carried out at the FCC and platforming units.

In 2024, the crude oil processed at the La Plata Refinery (of which 67.8% was YPF-produced) was produced mainly from the Neuquina and Golfo San Jorge basins. The La Plata Refinery crude oil supplies come from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in both cases to Puerto Rosales in the Buenos Aires Province, and then by pipeline from Puerto Rosales to the La Plata Refinery.

The Luján de Cuyo Refinery, the second largest in Argentina, located in the Mendoza Province, with a nominal capacity of 113.9 kbbl/d, includes two distillation units, a vacuum distillation unit, two coking units, a fluid catalytic cracking unit, a platforming unit, an ethyl tertiary-butyl ether (“ETBE”) unit, an isomerization unit, an alkylation unit, a FCC naphtha splitter, a hydrocracking unit, a FCC naphtha hydrotreater unit and two gasoil hydrotreating units.

Due to its location in the western of the Mendoza Province and its proximity to significant distribution terminals we own, the Luján de Cuyo Refinery has become the primary facility responsible for refining petroleum products to supply the domestic market of the central and northwest provinces of Argentina. The Luján de Cuyo Refinery receives crude oil supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. In 2024, 85.6% of the crude oil processed at the Luján de Cuyo Refinery was produced by us.

During 2024, the processing operations of the Luján de Cuyo Refinery were affected by the maintenance stoppages of the Topping IV, the vacuum distillation, the Coke II and the platforming units. In addition, during 2024 the revamping of the Topping III unit continued, which will allow higher volumes of shale oil to be processed by 2025.

The Plaza Huincul Refinery, located in the Neuquén Province, has a nominal capacity of 25.2 kbbl/d. This refinery produces gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products are transported by pipeline from the Plaza Huincul Refinery to the La Plata Refinery for further processing.

The Plaza Huincul Refinery receives its crude oil supplies from the Neuquina basin by pipeline. During 2024, we continued working on a new gasoline stabilization plant and a furnace with completion expected by the first quarter of 2025, which will allow a greater flow of shale oil production.

Regarding investments related to new specifications for sulphur content in fuels (see Note 36.b.2) to the Audited Consolidated Financial Statements), during 2024, we continued working in the Luján de Cuyo Refinery to improve the quality of diesel fuel, in a new hydro desulfurization unit II (“HDS”), a new hydrogen generator unit II (“Hydrogen II”), and the revamping of the HDS I unit. Additionally, in the La Plata Refinery the revamping of the magnaforming unit and the new coke naphtha hydrotreatment plant (“HTNCB”) were fully accomplished during 2024, increasing the volume of aromatics allowed for blending.

Biofuels are one of the main supplies for gasoline and diesel production. Law No. 27,640 established the percentages of biofuels that must be added to gasoline and diesel and whose validity was set until December 31, 2030. Gasoline requires a 12.0% blend of ethanol, while the percentage for diesel is 7.5% blend of fatty acid methyl esters (“FAME”).

Our refineries are certified under International Organization for Standardization (“ISO”) standards. See “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina”.

During 2024, the renewable energy produced by the Manantiales Behr wind farm (located in the Chubut Province), Los Teros I and II wind farms (located in the Buenos Aires Province) and the Cañadón León wind farm (located in the Santa Cruz Province) represented 36.4% of the electricity consumption of the Luján de Cuyo Refinery and 0.2% of the La Plata Refinery. See “Item 4. Information on the Company—Business organization—Gas and Power—Generation power activities”.

YPF | Form 20-F | 2024

Logistics unit

We have available for our use a network of 5 major oil pipelines, 3 of which are wholly-owned by us. The crude oil transportation network includes 2,141 km of crude oil pipelines. We have a total crude oil tankage of 2 Mbbl and maintain terminal facilities at 5 ports in Argentina.

Information with respect to YPF’s interests in its network of crude oil operating pipelines, for the period indicated, is set forth in the table below:

			Length (km)	For the year ended December 31, 2024 (boe/d)
From	To	YPF interest		Daily capacity
Puesto Hernández	Luján de Cuyo refinery	100%	528	99,630
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006
Loma Campana	Lago Pellegrini	85%	88	125,860	(1)
Puesto Hernández / Plaza Huincul / Allen	Puerto Rosales	37%	888	301,910	(2)

(1)	We own 85% of Oleoducto Loma Campana - Lago Pellegrini S.A. (“OLCLP”).
(2)	We own 37% of Oleoductos del Valle S.A. (“Oldelval”), operator of the pipeline.

We also own 3 tanks in the Berisso City, in the Buenos Aires Province, with 90,000 m3 of capacity.

The Loma Campana - Lago Pellegrini pipeline allows for the evacuation of conventional and unconventional crude oil from the Vaca Muerta formation. This pipeline is owned by OLCLP, a company owned by YPF (85%) and Tecpetrol (15%), and is operated by a third company, Oldelval.

Additionally, we own 33.15% of Terminales Marítimas Patagónicas S.A., operator of 2 storage and port facilities: (i) Caleta Córdova in the Chubut Province, which has a capacity of 314,000 m3; and (ii) Caleta Olivia in the Santa Cruz Province, which has a capacity of 246,000 m3.

We also have a 30% interest in Oldelval and Oiltanking Ebytem S.A. (“OTE”), operator of the maritime terminal in Puerto Rosales, which has a capacity of 480,000 m3.

We also operate, in Argentina, a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km. We also own 17 storage terminals for distribution of refined products and 7 LPG storage terminals with an aggregate capacity of 1,620,000 m3.

Three of our storage terminals for distribution are annexed to the Luján de Cuyo, La Plata and Plaza Huincul refineries, while 10 have maritime or river connections.

We operate 49 airplane refueling facilities, 40 of which are wholly-owned with a capacity of 22,500 km3, 141 manual fuel dispensers and 13 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports. Products are delivered by an exclusive third party tanker truck fleet of 2,400 units.

Midstream Oil division

The Midstream Oil division plays a crucial strategic role in optimizing the development of the Vaca Muerta formation’s unconventional oil. Aligned with this objective, this division is responsible for ensuring the efficient evacuation of the ramped-up crude oil production of Argentina, to achieve the required capacity in the shortest time possible, as well as the development of alternative evacuation routes, all aimed at consolidating and supporting YPF’s strategic plan (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “4x4 challenge””) and business plans.

YPF holds an interest of 36% in both parts of the Trans-Andean oil pipeline (Oleoducto Trasandino Argentina S.A. and Oleoducto Trasandino Chile S.A.), which transports crude oil from Argentina to Chile. During 2024, YPF was responsible for shipping more than 5,156 m3/d of crude oil through this pipeline, which represents 45.7% of the total crude oil transported.

Additionally, YPF holds an interest of 75.2% in the transportation concession of the Vaca Muerta Norte oil pipeline (“VMON”), a 151 km pipeline with a capacity of 25,000 m3/d, aimed at guaranteeing the supply of the Luján de Cuyo refinery and the export of crude oil to Chile. During 2024, VMON led to the transport of 10,258 m3/d of crude oil, of which 5,895 m3/d corresponded to YPF. In the third quarter of 2024, the operation of the VMON storage and pumping station “CABO NOC” began, with more than 60,000 m3 of storage capacity, which represents the first project oriented to ensure storage capacity for the Hub Core.

Additionally, progress continues through the Vaca Muerta Sur oil pipeline (“VMOS”) aimed to export the production of unconventional crude oil from the Neuquina basin to the Atlantic coast, which will be achieved through the construction of approximately US$ 3 billion and 437 km pipeline connecting towns of Allen and Punta Colorada in the Río Negro Province, with a maximum design transport capacity of 700 kbbl/d, as well as an onshore terminal with a storage capacity of 3,774 kbbl and an offshore terminal. In the fourth quarter of 2024, YPF together with Pan American Sur S.A. (“PAS”), Vista Energy Argentina S.A.U. (“Vista”) and Pampa Energía S.A. (“Pampa”) signed a shareholders’ agreement to create a new company, “VMOS S.A.”, whose main purpose is the construction of such oil pipeline (see Note 1 to the Audited Consolidated Financial Statements). As of the date of this annual report, VMOS pipeline is under construction and is expected to be completed during 2027, alongside the onshore and offshore terminals.

In December 2024, Initial Shipper Transportation Agreements (“ISTA”) were signed between VMOS S.A., Shell Western Supply and Trading Limited, and the aforementioned shareholders or their affiliates. Total YPF’s shipping commitment is for 120 kbbl/d out of total of 450 kbbl/d committed by all the initial shippers.

Additionally, VMOS S.A. granted stock options to other companies. As of the date of this annual report, Pluspetrol S.A. (“Pluspetrol”), Chevron Argentina S.R.L. (“Chevron”), Shell Compañía Argentina de Petroleo S.A. (“Shell”) and Gas y Petroleo del Neuquén S.A. (“GyP”) exercised their respective option becoming a shareholder of VMOS S.A., signing their respective ISTA. As of the date of this annual report, YPF’s shareholding in VMOS S.A. is 26.67%.

On March 20, 2025, Resolution No. 302/2025, published in the Official Gazette, on March 21, 2025 approved VMOS S.A.’s application to the RIGI. The VMOS project, classified as a Long-Term Strategic Export Project in the oil and gas sector, will be developed in Río Negro with a base capacity of 377,400 bbl/day. The project’s RIGI adherence date was set as March 6, 2025, under the Bases Law.

In January 2024, the construction of the Vaca Muerta Centro oil pipeline (“VMOC”) began, which will connect the Hub Core with the town of Allen in the Río Negro Province, and which is estimated to be completed in the second quarter of 2025. VMOC will enable evacuation capacity for the oil pipelines of Oldelval and VMOS.

Marketing division

We market a wide range of refined petroleum and petrochemical products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system.

YPF | Form 20-F | 2024

YPF sells two types of gasoline: (i) Infinia gasoline, a premium 98 octane gasoline; and (ii) Super gasoline, a regular 95 octane gasoline. In 2024, the premium mix obtained (24.8%) decreased 4.2 percentage points (“pp”) compared to the mix obtained in 2023 (29.0%). Additionally, YPF sells two types of diesel: (i) 500 and 800 parts per million (“ppm”) of sulphur diesel (“Low-sulphur diesels”); and (ii) 10 ppm of sulphur diesel (“Infinia diesel”).

In 2024, YPF maintained its leading position in the sale of liquid fuels in Argentina, with a market share of 56.2%. According to information provided by the SE, as of December 31, 2024, our market share of Infinia and Super gasolines was 58.7% and 55.3% respectively, compared to 58.8% and 53.7%, respectively, as of December 31, 2023; and, as of December 31, 2024, our market share of low-sulphur diesels and Infinia diesel was 53.8% and 62.6%, respectively, compared to 56.5% and 62.1%, respectively, as of December 31, 2023.

The table below, for each of the periods indicated, provides information about our domestic market liquid fuels sales volumes:

	For the year ended December 31,
	(km3)			(%)
	2024	2023	2022	2024 vs 2023	2024 vs 2022
Sales volume
Super gasoline	4,353	4,356	3,974	(0.1%)	9.5%
Infinia gasoline	1,430	1,707	1,706	(16.2%)	(16.2%)
Diesel (500 and 800 ppm)	5,891	6,416	6,127	(8.2%)	(3.8%)
Infinia diesel (10 ppm)	2,458	2,579	2,754	(4.7%)	(10.8%)
Total	14,132	15,057	14,561	(6.1%)	(2.9%)

During 2024, competitors remained active in communication, promotions, loyalty actions and bank discounts. To enhance brand loyalty, YPF launched campaigns with the aim of positioning itself on the following features: quality, proximity, innovation, avant-garde, trajectory and being an engine of the Argentine economy. Throughout 2024, we showed high presence in all media with campaigns from Infinia, YPF Boxes, YPF’s convenience store unit (“Full stores”) and ServiClub, promoting the quality of products, generating closeness with benefits and improving customer experience.

In 2024, YPF consolidated its leadership in digital payments, achieving that almost 4 out of every 10 transactions at its retail service stations were made through the virtual wallet of the YPF App.

The YPF App was a central axis and main driver of this transformation, exceeding 60 million payments during the year, a milestone that reflects the growing and continuous adoption of digital solutions by customers, not only to streamline payments and loyalty but also to improve their experience and personalization.

Focused on the customer and under a vision of continuous improvement and information-based management, the YPF App developed key functionalities such as the renovation of the customers’ home page, the evolution of customers’ money in their account and the interaction with the loyalty program, which allowed it to provide operational efficiencies and competitive advantages.

The expansion of the digital ecosystem and the integration of greater services related to mobility, consolidate the YPF App as an integral tool for YPF’s relationship with its users.

In 2024, Marketing business units were grouped as follows: (i) Business-to-Customer (“B2C”) unit; (ii) Business-to- Business (“B2B”) unit; (iii) LPG unit; and (iv) Chemical unit, focusing on each kind of clients’ requirements.

B2C unit

The B2C unit focuses on delivering the best experience at our retail service stations, based on sustainability, technology, and innovation. Our goal is to provide energy and convenience solutions to our customers in transit. We subdivide the B2C unit into the (i) Retail unit and (ii) Convenience Store unit.

Our Retail unit sells through the consignment model fuels to the retail service stations. In 2024, we remained as the main fuel retailer in Argentina, with 31.9% of the Argentina’s retail service stations as of December 31, 2024, according to our estimates.

As of December 31, 2024, the Retail unit’ sales network in Argentina consisted of 1,680 active retail service stations, of which 155 are operated by Operadora de Estaciones de Servicios S.A. (“OPESSA”), our wholly-owned subsidiary, 136 are operated by the Automóvil Club Argentino (“ACA”), and the rest are operated by third parties.

In 2024, we inaugurated 22 retail service stations, which have impacted 19 districts and 12 Argentine provinces; 68.2% of these retail service stations were new constructions. Among them, the opening of the first service station of the “proximity station” (“ECER” by its acronym in Spanish) type in the Villa Pehuenia town, in the Neuquén Province. In addition, these new service stations include the YPF Xpress model, the first development and implementation in the third-party network, which will have a technology package (consisting of self-service totems on islands and exterior totems for Full stores self-service pick-up). Additionally, we continued with our infrastructure plan and invested US$ 32 million in image renewal, pumps, tanks, convenience stores (“Full stores”), lubrication points, tele measurements and remodeling in retail service stations owned by YPF.

During 2024, we continued with the “Transformation of the Network” project enabling the installation of a new image on 411 retail service stations (including “New Full stores image”) surpassing our annual goal by 19.5%.

Throughout 2024, YPF successfully renewed 94.6% of its expiring contracts with third party retail service station owners, which enabled us to maintain a leading position in the market.

YPF’s Convenience Store unit (“Full stores”) is a franchise which comprises 1,026 convenience stores. Out of these, we operate 158 through OPESSA, while 868 are operated by third parties. YPF’s stores franchising model generates income in the form of royalties paid by stores and suppliers, materialized as a percentage of the store’s sales.

Our main strategy for this unit is expansion, and our objective is to transform all the retail service station stores into Full stores franchises. In 2024, our “CABA Figueroa Alcorta” Full store (operated by OPESSA) located in the Autonomous City of Buenos Aires was granted with the “Latin American Convenience Retailer of the Year Award” of the National Association of Convenience Store (“NACS”) of the United States.

In 2024, we inaugurated 126 new Full stores, increasing the number of stores by 14% compared to 2023.

During 2024, we continue working towards achieving operational excellence to deliver the best service and products to our customers. Therefore, concept tests of advanced gastronomic equipment were installed in several stores to support hot & cold meals categories.

In 2024, Full stores sold 217 million units distributed in more than 2,000 stock keeping units (“SKU’s”). The main categories of products sold were coffee, hot & cold meals, non-alcohol drinks, convenience and kiosk products.

YPF | Form 20-F | 2024

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

The Agricultural unit is focused in providing fuel and lubricants to farmers but also small industries and transport companies. As a complement, it provides an extensive portfolio of products and services as fertilizers and crop protection products. At the same time, this unit has been developing and promoting sustainable agronomic practices. Its main goal is to sustain leadership in fuels used in agriculture from initial sowing to final harvesting and maintaining operational excellence throughout its network.

In 2024, this strategy was carried out through a network of 100 exclusive dealers, 6 of which are directly operated by YPF. This network is present in 19 Argentine provinces, covering all the agricultural productive areas, offering a complete agro portfolio, which includes fuel, seeds, crop nutrition and crop protection products, lubricants and ensiling bags.

In order to be a point of reference in the industry and stay close to agricultural producers, our business known as “YPF Agro” has sustained a constant renewed portfolio of products and commercial conditions for the exchange of grains. Fertilizer and phytosanitary products sales decreased by 24.0% compared to 2023.

During 2024, YPF Agro was able to shield its fuels volume with sales 1.8% above those of 2023. Regarding fertilizer sales, as of December 31, 2024, according to our estimates, our fertilizer market share was 11.06% compared to 15.7% in 2023, as our sales decreased by 24% compared to 2023, partly due to a strong policy of reducing working capital aligned to the Company’s strategy of focusing on its main markets. Regarding crop protection products, we began a thorough change in the business model, halting imports from May 2024, and seeking to enter into a full agreement with a crop protection company to allow them to use YPF Agro dealers in exchange for an annual fee payment. This new business model is expected to enable us to reduce working capital for this product to zero.

In 2024, YPF developed crop financing with instruments such as credit cards with local banks. To keep our fuels positioning and volumes we accept several types of grains as payment (bartering operations), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley and cotton. This is a widely used form of transaction in the agricultural sector in Argentina

The Industry unit supplies the entire industry sectors in Argentina, which requires a broad portfolio of products and services to meet customer needs. We supply products such as fuels (diesel, gasoline, jet fuel and fuel oil), lubricants, coal, asphalts, and derivatives (sulphur, CO2, decanted oil and aromatic extract), either directly from our refineries to the point of consumption through our own ground and waterway network, or through a network of 16 industrial distributors with national coverage (mining, oil and gas and asphalts).

Our purpose is to promote efficiency in the value chain of our Industry unit’s customers, offering energy solutions, supplies and services.

In 2024, we supplied the fuels that third-parties DAPSA and GULF sell at their 252 retail service stations, representing 3.6% of the total market.

Our Transport unit provides fuels (diesel and gasoline), lubricants and automotive urea, either directly from our refineries to the point of consumption, or through our network of retail service stations for those clients members of our business known as “YPF Ruta”, an integral solution for the management of all types and sizes of fleets of any activity.

In 2024, the YPF Ruta App (launched in 2022) achieved a penetration of 7%, with around 1 million transactions per month.

Our Aviation unit provides jet fuels, such as jet A-1 fuel in 48 airports and AvGas in 38 airports across Argentina.

In 2024, our sales in the aviation unit decreased by 0.9% compared to 2023, and our market share for jet fuel was 54.4%. Specifically, our sales for international flights increased 7.9% compared to 2023.

In 2024, the Company decided to leave the operations in the aviation unit in Paraguay and Chile, to focus exclusively on operations in Argentina.

In the Lubricants and Specialties Latam unit, we manufacture a wide range of products including motor oil, heavy duty and industrial lubricants for commercialization in retail, wholesale and industrial markets through a grid of dealers and distributors. We have developed our lubricants network in Argentina, known as YPF Boxes, with 426 sales points throughout the country. In the La Plata refinery, we operate a manufacturing facility where we produce lubricants for the domestic and export markets. Our line of automotive lubricants, including mineral and synthetic oils, has been approved by leading global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison and MTU.

During 2024, we launched RÖD, a new line of lubricants for motorcycles, with the aim of repositioning YPF within the motorcycling market.

As of December 31, 2024, our lubricants and specialties market share was 34.4%, a decrease of 2.2 pp compared to December 31, 2023, according to the information provided by the SE.

In 2024, compared to 2023, sales of our mainstream products (“PCMO”) line, ELAION, in the domestic market reached 9,834 m3, decreasing by 16%; sales volumes of our heavy-duty motor oil (“HDMO”) line, Extravida, decreased by 21.6%; and sales volumes of Azul 32, a product used in vehicles that complies with the emission standard Euro 5 to reduce gas emissions, decreased by 6.7%.

Our quality controls ensure that the product reaches the customer in optimal conditions and complies with strict standards. In this sense, we achieved the following certifications: (i) for lubricants and specialties, ISO 9001: 2015, ISO 14001: 2015, ISO 45001: 2018, IATF 16949-First Edition; and (ii) for Azul 32, ISO 2224. Additionally, we obtained for Azul 32 a certification as part of the American Petroleum Institute (“API”)’s Diesel Exhaust Fluid Certification Program and German Association of the Automotive Industry (“VDA”) renewal agreement to use the AdBlue brand.

LPG unit

Through our LPG unit, we are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and export markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties.

In the domestic market, we sell LPG mainly through distributors that supply the retail market. The LPG unit does not directly supply the retail market, which is supplied by our associate, YPF Gas S.A. (“YPF Gas”). During 2024, we sold 22.9% of our LPG production to YPF Gas.

In 2024, LPG sales reached 760.3 ktn, compared to 608.9 ktn in 2023. In 2024, 384.1 ktn of total sales were sold in the domestic market, compared to 362.6 ktn in 2023. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2024 reached 376.2 ktn, compared to 246.3 ktn in 2023. The main destinations of these exports were Chile, Paraguay, Uruguay and Brazil. Transportation of LPG to overseas customers is carried out by truck, pipelines and barges.

YPF | Form 20-F | 2024

The LPG production and purchases from third parties, for the period indicated, are detailed in the table below:

For the year ended December 31, 2024
(ktn)
Production and purchases
LPG from natural gas processing plants (1)
El Portón	56.6
San Sebastián	15.6
Loma Negra	17.0
Estación Fernández Oro	13.2
Loma La Lata	47.0
Total upstream	149.4
LPG from refineries and petrochemical plants
La Plata refinery	365.8
Luján de Cuyo refinery	147.7
CIE	9.8
Total refineries and petrochemical plants (2)	523.3
LPG purchased from unrelated parties	73.1

Total	745.8

(1)	El Portón, San Sebastian, Loma Negra, Estación Fernández Oro and Loma La Lata plants are wholly-owned by us. The Loma La Lata plant began operations in April 2024.
(2)	Does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic anhydride).

Regarding sale prices, the butane local market is regulated by the Argentine government and during 2024 the accumulative price increase (measured in pesos) was 724.5%. In the case of propane, local prices published by the SE are referred to export parity.

Chemical unit

Through our Chemical unit, in 2024, we kept our position as one of the leading petrochemical producers in Argentina, according to the Argentine Petrochemical Institute (“Instituto Petroquímico Argentino”). Our petrochemicals are produced at YPF productive units in Ensenada, Luján de Cuyo and Plaza Huincul.

Petrochemical production operations in the Industrial Complex Ensenada (“CIE”) are closely integrated to the refining activities at the La Plata refinery, allowing for a flexible supply of feedstock, the efficient use of by-products, such as hydrogen, and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacities, for the period indicated, were as follows:

For the year ended December 31, 2024
(tn per year)
Capacity
CIE
BTX (benzene, toluene, mixed xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
TAME	105,000
LAB (linear alkyl benzene)	52,000
LAS (linear alkylbenzene sulphonate)	32,000
PIB (polyisobutylene)	26,000
Maleic anhydride (1)	14,600
Propylene Reforming (2)	120,000 43,700
Plaza Huincul
Methanol	411,000
Luján de Cuyo
Propylene	100,000

(1) Maleic anhydride production capacity reduced as the unit was taken offline in October 2024.

(2) The Reforming plant was inaugurated in May 2024.

Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemical unit and the Upstream business segment, while raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2024, 61.3% of our petrochemical sales (including propylene) were made in the domestic market, while we exported the remainder to Mercosur countries, the rest of Latin America, Europe and the United States.

The La Plata petrochemical plant in the CIE and the methanol plant in the Plaza Huincul refinery are certified under ISO standards, see “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina”. The ISO certifications for each plant cover the following processes:

•

Refining process of crude oil and production of gas and liquid fuels, lube base stocks and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lube, aromatics, olefins, PIB (polyisobutene) / maleic anhydride and LAB / LAS (linear alkyl benzene / linear alkyl benzene sulphonate), methanol production and storage.

•	Management and development of the petrochemical business of the Company, planning and economic and commercial control, commercialization and post-sale service of petrochemical products.
•	Production of complex aromatics, olefins, maleic anhydride, polybutenes and the provision of energy services that operate within the CIE.

YPF | Form 20-F | 2024

Additionally, the La Plata petrochemical plant in the CIE has been certified under the program “Responsible Care for the Environment” by the Argentine Chamber of Chemical and Petrochemical Industry for six consecutive years (2019-2024). Responsible Care for the Environment is a voluntary program that promotes continuous improvement in areas of safety, occupational health and the environment in the chemical industry.

In 2024, the production of methanol was affected by the maintenance stoppage of the unit located in the Plaza Huincul refinery.

Trading division

Our Trading division sells refined products and crude oil to international and domestic customers. We also purchase crude oil from domestic oil companies and refined products from international suppliers to meet the requirements of our own industrial system.

During 2024, we strengthened the export of Medanito crude oil to Chile using the Trans-Andean oil pipeline, and in 2024, revenue from this operation amounted to US$ 913.6 million. Additionally, we continued with our exports of other varieties of crude oil to different destinations. As a result, in 2024, YPF became Argentina’s top oil exporter.

In 2024, we developed different marketing actions to open new markets for the Vaca Muerta formation’s crude oil production, ending the year with the conference “Medanito Roadmap to Global Markets”, with the objective to promote Medanito crude oil in the international market and position YPF and Argentina as relevant crude oil exporters.

Additionally, we export petroleum coke mostly to Brazil and China. We also sustained the supply of butane, MTBE and base oils to a variety of destinations.

The following table sets forth, for each of the periods indicated, volumes of export sales:

	For the year ended December 31,
	(Mbbl)
	2024	2023	2022
Exports
Crude oil	12.8	4.1	0.4
Refined products	6.9	4.8	4.7
Marine fuels	1.7	1.7	1.9
Total	21.4	10.6	7.0

The following table sets forth, for each of the periods indicated, volumes of sales to the domestic market:

	For the year ended December 31,
	(Mbbl)
	2024	2023	2022
Domestic market
Crude oil	0.9	1.2	0.8
Marine fuels	1.1	1.0	1.0
Total	2.0	2.2	1.8

In 2024, imports of low-sulphur diesel, gasoline, AvGas, among others, totaled 2.0 Mbbl, a 81.6% decrease compared to 2023. United States, United Arab Emirates and Italy were the main origin countries of these imports, which we purchased for the resale in the domestic market.

In 2024, imports of fertilizers and agrochemicals totaled 0.12 million tn, a 78.3% decrease compared to 2023. China and North Africa were the main destinations of origin of these imports, which we purchased for the resale in the domestic market.

Gas and Power

Natural gas activities

During 2024, our natural gas activities included the natural gas transportation and commercialization, the storage of produced natural gas, the transportation, conditioning and processing of natural gas retained in plant for the separation of gasoline, propane and butane, the distribution of natural gas through our subsidiary Metrogas, the commercial and technical operation of the LNG regasification terminal in Escobar, the separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline through our jointly controlled company Compañía Mega S.A. (“Mega”).

In 2024, we kept our position as the largest producer of natural gas in Argentina with total natural gas sales of 13,502 Mm3, which accounted for 28% of the market share (calculated through December 2024, as provided by Ente Nacional Regulador del Gas (“ENARGAS”)), with operations in all productive basins: Noroeste, Cuyana, Neuquina, Golfo San Jorge and Austral.

In 2024, 87% of our natural gas sales were produced in the Neuquina basin. We believe that natural gas from the Neuquina basin has a competitive advantage compared to natural gas from other regions, since it is strategically located in relation to the principal market of the Buenos Aires Province and is supported by sufficient capacity during most of the year. Our production of natural gas from the Neuquina basin accounted, as of December 31, 2024, for 25% of the market as provided by the IAPG.

Due to the growing development of the Neuquina basin and the continuous decline in other basins, the capacity of the natural gas trunk pipelines connected to the Neuquina basin has become a relevant issue, since most of the pipelines reached full capacity between 2021 and 2022. Such bottlenecks hindered the evacuation of the natural gas produced in the Neuquina basin, mostly during the winter period. In this context, in 2022, the Argentine government through Decree No. 76/2022 granted a transportation concession on the Presidente Néstor Kirchner gas pipeline (“GPNK”), later renamed to Gasoducto Perito Francisco Pascasio Moreno (“GPM”), to Integración Energética Argentina S.A. (“IEASA”, or “Energía Argentina S.A.”, “ENARSA” since August 1, 2022), to contribute to the natural gas production growth and increase our natural gas supply. With the first section of the GPM inaugurated in 2023, in July 2024 the compressor plant at the head of the gas pipeline was put into operation, and in October 2024 another compressor plant was inaugurated. The GPM gas pipeline expanded the natural gas evacuation capacity in the Neuquina basin by 21 Mm3/d, contributing to the YPF’s evacuation of the natural gas production under Plan GasAr stimulus programs.

In December 2024, the Argentine government declared of National Public Interest the initiative of Transportadora Gas del Sur S.A. (“TGS”) to expand the GPM gas pipeline and increase natural gas evacuation from the Neuquina basin, which, if implemented, is expected to add 14 Mm3/d to the existing 21 Mm3/d, bringing the total transportation capacity to 35 Mm3/d.

YPF | Form 20-F | 2024

During 2024, we sold 23% of our natural gas volume to local residential distribution companies, 9% to compressed natural gas (“CNG”) end-users, 30% to industrial users (including our affiliates Mega and Profertil S.A. (“Profertil”)), 23% to power generation plants (including our jointly controlled company YPF EE), 9% to the Downstream business segment and the remaining 5% was exported. In the CNG market segment, as of December 31, 2024, YPF had a market share of 57%, compared to a market share of 60% as of December 31, 2023, as provided by the ENARGAS.

As part of its natural gas commercialization activities, YPF markets natural gas through long-term and short-term contracts and spot market sales, supplying residential distribution companies, power generation plants, CNG clients, and industrial and commercial clients. The commitments with the residential and power generation segments are within the framework of the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. Under such framework, YPF has been awarded base volume contracts of 21.9 Mm3/d at an average price of 3.66 US$/MBtu, and peak volumes of 3.25 Mm3/d at a price of 6.35 US$/MBtu. Moreover, YPF was awarded an incremental contract for volumes of natural gas from the Noroeste basin according to a maximum incremental production curve at a price of 9.8 US$/MBtu from October 2023 to December 2026 and 6.0 US$/MBtu from January 2027 to December 2028. If the maximum volumes of the incremental natural gas production curve are not obtained, regardless of the cause, and/or there are deviations of the incremental natural gas production curve from the maximum daily amount of natural gas, these events do not constitute a breach of the commitment. For further information see Note 36.d.1) to the Audited Consolidated Financial Statements.

In the natural gas distribution activities, we distribute natural gas through our subsidiary Metrogas, in which we hold a 70% stake, a natural gas distribution company located in the Autonomous City of Buenos Aires and southern suburbs of the Buenos Aires Province, and one of the main natural gas distributors in Argentina. During 2024, Metrogas distributed 6,657 Mm3 (or 235 bcf) of natural gas to 2.3 million customers. Tariffs that regulate the natural gas distribution market are determined by a complex and regulated framework. For additional information regarding YPF’s shareholding in Metrogas and Metrogas’ tariff scheme, see Note 36.c.3) to the Audited Consolidated Financial Statements.

In the LNG regasification activities, since 2011, YPF is the operator of UT Escobar (a joint venture with ENARSA), which operates a LNG regasification terminal (“LNG Escobar”) located in Escobar, in the Buenos Aires Province. In 2024, through the conversion of LNG into natural gas, LNG Escobar terminal injected 1.6 bm3 (or 55.7 bcf) of natural gas into the Argentine distribution network. Additionally, in 2024, the Company approved an addendum to the contract of the LNG Escobar terminal to extend its validity until January 31, 2027.

In the LNG liquefaction activities, in December 2024, in line with the Company’s forth pillar of its “4x4 challenge” plan (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “4x4 challenge””), YPF and Shell Argentina S. A. (“Shell”) signed a Project Development Agreement for the evaluation and later execution of basic engineering for the Argentina LNG project. The scope of the agreement is to jointly develop a liquefaction capacity of 10 million tn/y. YPF and Shell expect to award front end engineering designs in 2025. The onboarding of this new partner concludes the previously Join Study and Development Agreement signed with Petronas in September 2022.

In the natural gas transportation activities, natural gas is delivered by us through our own gathering systems and through the midstream companies such as Gasoducto del Pacífico (Argentina) S.A. (“GPA”) (in which we have a 10% equity stake) and Transportadora de Gas del Sur S.A. (“TGS”) from each of the major basins to the TGS and TGN trunk pipelines. Additionally, YPF provides midstream services, such as natural gas transportation and processing, through its own facilities.

Regarding natural gas storage capacity, we utilize natural underground structures located close to consuming markets as underground natural gas storage facilities, storing limited volumes of natural gas during periods of low demand and prices and selling the stored natural gas during periods of high demand and prices, with the purpose of getting the seasonal price differential. In 2024, we extracted 109.3 Mm3 of natural gas from Diadema, our principal natural gas storage facility located in the Patagonia region, near the Comodoro Rivadavia City in the Chubut Province, and sold it to our clients.

We carry out NGLs activities through several plants for the processing of NGLs that we own and operate, such as the Turboexpander Loma La Lata (“Tex LLL”) plant, the El Porton plant, the Turboexpander Loma Negra (“Tex Loma Negra”) plant, and through Mega, a company in which we have a 38% equity stake and we jointly control with Petrobras (34%) and Dow Chemical (28%), which operates a NGLs separation plant located in the Loma La Lata block, in the Neuquén Province; a NGLs fractioning plant, which produces ethane, propane, butane and gasoline located in the Bahía Blanca City, in the Buenos Aires Province; a pipeline that transports the NGLs produced in the Loma La Lata block to the Bahía Blanca City; and transportation, storage and port facilities in the NGLs fractioning plant, with an aggregate maximum annual production capacity of 1.6 million tons of gasoline, LPG and ethane and with YPF being Mega’s main supplier of natural gas for the development of these activities.

During the second quarter of 2024, the revamping of the Tex LLL plant was finalized and the full operation mode of the plant (LPG and gasolines recovery) began, which increased the processing capacity of the Neuquina basin by 6 Mm3/d and over 600 tn/d of NGLs, allowing the natural gas to be conditioned in order to improve the flow in the evacuation network.

As part of the construction of the two-phase network for the evacuation of the associated natural gas from the northern area of the Vaca Muerta formation, during the third quarter of 2024, the construction of a 75 km and 16-inch gas pipeline with a capacity of 4.5 Mm3/d to the El Portón industrial complex (“CIEP”) began, which will allow the processing of such associated natural gas in the CIEP, where there are several cryogenic and compression power plants for its treatment.

During 2024, the construction of 17 km and 8-inch for the Las Tacanas gas pipeline was finalized, which allows the evacuation of 0.7 Mm3/d of natural gas from Aguada Villanueva, Meseta Buena Esperanza and Las Tacanas blocks to the facilities of the southern region of the Vaca Muerta formation where the Tex Loma Negra plant with LPG recovery can treat this rich natural gas.

As of the date of this annual report, Mega’s project for the construction of a new fractioning module in the NGLs fractioning plant in the Bahía Blanca City is being executed, expecting start up by the first quarter of 2026.

Generation power activities

During 2024, our generation power activities included the generation of conventional thermal electric power and renewable energy through our jointly controlled company YPF EE (commercially known as “YPF Luz”) including its subsidiary Central Dock Sud S.A. (“CDS”), and our jointly controlled company CT Barragán S.A. (“CTB”).

In 2024, we participated directly and, indirectly through YPF EE and CTB, in 16 power generation plants, with an aggregate installed capacity of 4,240 MW.

In 2024, YPF EE kept its position as one of the strongest competitors in the electrical generation market in Argentina, being the biggest player in the private market (Mercado a Término de Energías Renovables or “MATER”) with 25.8% of the market share and holding the second place in renewable energy generation with 9.4% of the market share, as provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”).

In 2024, YPF EE generated 13,236 GWh through its power plants located in Tucumán, San Juan, Córdoba, Buenos Aires, Neuquén, Santa Cruz and Chubut, presenting an increase in power generation of 14.0% as compared to 2023.

YPF | Form 20-F | 2024

The average electricity cost was 71.4 US$/MWh, a 0.3% decrease compared to 2023 (the average cost in Argentine pesos was 66,174 Ps./MWh, an 216.6% increase compared to 2023). For additional information regarding remuneration of power generation units not committed under contracts, see Note 36.c.5) to the Audited Consolidated Financial Statements.

On February 5, 2023, the SE through Resolution No. 59/2023 authorized CAMMESA to enter into contracts with electric power generating companies whose combined cycles power plants were under the spot remuneration scheme, with the goal of encouraging the necessary investments to the execution of programmed maintenance, and thus improving the thermal electric power availability of the Ministry of Energy and Mining (“MINEM”). YPF EE and CDS signed contracts with CAMESSA under the mentioned Resolution.

Regarding the renewable energy market, the Manantiales Behr, Los Teros I, Los Teros II, Cañadón León and General Levalle wind farms and the Zonda solar farm, all wholly-owned by YPF EE, represented 9.4% of renewable power generation in Argentina in 2024 and 9.8% of renewable electric power installed capacity as of December 31, 2024, as provided by CAMMESA.

In May 2024, the construction of the fifth wind farm, Parque Eólico CASA, to be located in the Olavarría City in the Buenos Aires Province commenced, with an estimated investment of US$ 80 million, which will have a total installed capacity of 63 MW, from which 28 MW will be allocated to the self-generating power of Cementos Avellaneda S.A. and the rest to supply the industrial demand within the MATER. This wind farm is projected to be completed and commissioned by the first quarter of 2026.

In October 2024, the construction of the second solar farm for electricity generation, El Quemado, to be located in the Mendoza Province commenced, with an estimated investment of US$ 210 million, which will have an installed capacity of 305 MW. This solar farm is projected to be completed and commissioned by the first half of 2026. Additionally, in October 2024, it was approved by the YPF EE’s board of directors the application for adherence to the Large Investment Incentive Regime (“RIGI”) submitted by Luz del Campo S.A., a wholly-owned subsidiary of YPF EE. Such adherence was approved by the Ministry of Economy in January 2025.

In August 2024, General Levalle wind farm, located in the Córdoba Province, started its commercial operations in stages reaching a total installed capacity of 155 MW by December 2024. The energy produced in this wind farm is delivered to private off takers under several Power Purchase Agreements in the MATER.

For additional information on related regulations, see Note 36.c.5) to the Audited Consolidated Financial Statements.

Fertilizers activities

During 2024, our activities in the fertilizer market included the production, storage, distribution and sale of fertilizers through our jointly controlled company Profertil, one of the market leaders of fertilizers in the Southern Cone.

In 2024, Profertil produced 1.3 million tons of urea and 0.8 million tons of ammonia through its production facility in the Bahía Blanca City. Additionally, Profertil marketed other nutrients and special blends of prepared land to optimize soil performance.

Natural gas delivery commitments and supply contracts

We are committed to providing fixed and determinable quantities of natural gas in the near future under a variety of contractual arrangements.

As of December 31, 2024, we were contractually committed to deliver 73,020 Mm3 (or 2,575 bcf) of natural gas in the future (without considering interruptible export supply contracts), of which 25,816 Mm3 (or 910 bcf) will have to be delivered from 2025 through 2026. The aforementioned figures contain the commitments within the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 stimulus programs (see Note 36.d.1) to the Audited Consolidated Financial Statements). According to our estimations, as of December 31, 2024, our contractual delivery commitments for the next two years could be met with our own production and, if necessary, with purchases from third parties. For further information regarding our hydrocarbons production see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves—Oil and gas production, production costs and sales prices”.

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

The current regulatory framework allows firm and interruptible exports, subject to the relevant authorization from the SE. In 2024, the SE allowed for the request of export firm permits on a multi-year basis subject to certain limits and conditions.

On January 5, 1995, March 11, 1997, and November 13, 2001 (“GSA 2001”) we committed to supply natural gas to the Methanex S.A. (“Methanex”)’s plant in Cabo Negro, Punta Arenas, in Chile, under agreements, of which only GSA 2001 for 1.1 Mm3/d is currently in force. Pursuant to the Argentine government intervention, deliveries have been interrupted since 2007.

As a result of negotiations with Methanex, YPF entered into various agreements that involved investments by YPF in hydrocarbon exploration in Chile, tolling agreements and, as of 2019, firm and interruptible natural gas supply contracts, in order to replace the commitments under the original agreements in accordance with the natural gas export regulations in force in Argentina, which include an agreement between the parties for the recovery of volumes not delivered for regulatory reasons. In August 2024, YPF entered into a muti-year term firm agreement with Methanex that allows the supply of the remaining natural gas volumes originally committed under the GSA 2001 until December 2025 and the natural gas volumes agreed to be recovered with Methanex until November 2027.

In April 2023, the Argentine government called for the submission of export sales agreements in order to allow firm natural gas exports through Gasoducto Gas Andes Argentina S.A. (“Gas Andes”) from October 2023 to April 2024 (the volume assigned to YPF was 0.8 Mm3/d), and from GPA from October 2023 to December 2024 (the volume assigned to YPF was 0.3 Mm3/d). In September 2023, the Argentine government authorized YPF to export natural gas from May 2024 to September 2024 and from October 2024 to December 2024 for 1.5 Mm3/d.

In 2024, the Argentine government called for the submission of export sales agreements in order to evaluate firm natural gas exports authorizations on a yearly basis. Maximum firm potential volumes to be contracted and applied to be granted for a firm export authorization for 2025 were, in the case of YPF, up to 2.1 Mm3/d from January to April, 1.6 Mm3/d from May to September and 2.1 Mm3/d from October to December.

Additionally, the Argentine government allowed for the request of firm export authorizations on a multi-year basis, from 2026 to 2028. The potential contractual volumes allowed to be requested for firm export permits to YPF were 50% of those allocated in 2025 (1.0 Mm3/d from January to April, 0.8 Mm3/d from May to September and 1.0 Mm3/d from October to December). The Argentine government also allowed the possibility for non-Plan GasAr 2023-2028 participants to request for multi yearly export permits for a total of up to: (i) from de Neuquina basin (from January to December), 2025: 1.5 Mm3/d and 2026-2028: 0,8 Mm3/d; and (ii) from the Austral basin (for the summer period, from October to December and from January to April), 2025: 1.0 Mm3/d and 2026-2028: 0.5 Mm3/d. As of the date of this annual report, YPF has applied for: (i) from the Neuquina basin: 1.5 Mm3/d from January to April 2025, 1.6 Mm3/d from May to September 2025, 1.2 Mm3/d from October to December 2025, 0.3 Mm3/d from January to April 2026, 0.4 Mm3/d from May to September 2026 and 0.3 Mm3/d from October to December 2026; and (ii) from de Austral basin: 1.1 Mm3/d from September 2024 to November 2027.

YPF | Form 20-F | 2024

Additionally, through the Bases Law, it was established that exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection. For further information see Notes 36.a.1) and 36.c.2) to the Audited Consolidated Financial Statements.

For additional information on related regulations, see Note 36.c) to the Audited Consolidated Financial Statements.

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

Research and development

In 2012, YPF created YPF Tecnología S.A. (“Y-TEC”), a company whose mission is, through research and development (“R&D”) projects and high-value services, to generate knowledge and develop innovative technological solutions for YPF S.A. and for the industry in general. YPF S.A. and the Argentina’s National Science and Technical Research Council (“CONICET”) own 51% and 49% of Y-TEC, respectively.

Y-TEC believes in the value of liaising with technological partners to reinforce regional leadership, adopting the open innovation concept. This concept allows Y-TEC to reduce technological risk, shorten the time to make a product available on the market and minimize costs, and also allows to complement its capabilities, knowledge, experience and state of the art equipment by linking with scientific community in Argentina and abroad.

Y-TEC explores opportunities in all current and future energy sectors. All R&D activities carried out by Y-TEC are strategically aligned with YPF’s needs and are carried out in facilities that house 48 laboratories, 12 experimental plants and 290 professionals dedicated to developing innovative solutions for the energy sector.

Y-TEC has the mandate to coordinate and manage all YPF’s R&D efforts aimed to generate high-impact technological solutions, consolidating and boosting a portfolio of 39, 63 and 62 projects as of December 31, 2024, 2023 and 2022, respectively. During 2024, the R&D portfolio was adjusted and aligned to YPF’s strategic plan and to the pillars of Y-TEC’s growth strategy. Y-TEC also has several service platforms that provide high-quality technical and laboratory support services for clients in the energy sector.

Currently, the technological development lines of Y-TEC’s R&D project portfolio cover 3 core areas: (i) oil and gas (production, transport and subsurface technologies); (ii) fuels, chemicals and biologicals; and (iii) low carbon energies and environmental sustainability.

In the oil and gas area, Y-TEC continues its R&D efforts aimed at reducing field development costs through the design, development and application of specialized technologies. In 2024, Y-TEC focused on the realization of new multi-client R&D consortiums that aim to generate spaces for collaboration and synergy between oil and gas companies. Leading the new knowledge generation and technological development on Vaca Muerta, Y-TEC launched along with main oil and gas companies in the industry: (i) +VacaMuerta Sustained Productivity: optimization of the oil and gas production from the Vaca Muerta formation, (ii) +VacaMuerta Enhanced Recovery: application of enhanced oil recovery (“EOR”) techniques in the Vaca Muerta formation, and (iii) +VacaMuerta Proppant Agents: logistic solutions to ensure proppant delivery for the full development of Vaca Muerta. These consortiums are in its initial phase, and the first two are open-ended, with research and development plans updated annually according to the priorities and interests of the member companies, while the third one will be executed in 1 year.

Other key challenges include the development of simulation and modeling tools for unconventional reservoirs, the creation of digital rock models, and the implementation of innovative methodologies to characterize rocks and improve our understanding of the subsurface phenomena. Y-TEC carried out recent studies focused on fracture sand analysis; geochemical, petrophysical and geomechanical mapping for unconventional reservoirs, with the aim of improving the understanding of fracture geometry, well performance, well-well connectivity and production interference. In the case of smart equipment and tools, Y-TEC continues applying its technological knowledge to develop low-cost, online measuring and monitoring solutions for, mainly, unconventional operations. Y-TEC also focuses on novel equipment and tools to provide solutions in terms of cost and performance for perforation, workover, hydraulic fracturing operations and production. In this sense, recent achievements include advancements in dissoluble plugs, polymers for cementing and drilling optimization.

Fuels, chemicals and biologicals is a key area focused not only on R&D of fuels of increased performance, but also in bioenergy and energy efficiency. Y-TEC’s innovative chemicals for the oil and gas industry are focused on tailor-made additives that enhance fuels performance and reducing operating expenses with competitive costs, and others are specially designed for unconventional reservoirs in the Vaca Muerta formation.

In line with YPF’s commitment to environmental sustainability, Y-TEC develops technologies that mitigate the impact of the oil and gas industry on the environment, in areas such as oil recovery from water and soil and novel and revegetation technologies in areas impacted by the operation. From the perspective of decarbonization technologies, during 2024, Y-TEC analyzed the feasibility of capturing, transporting, and utilizing and/or storing of CO2 in the Neuquina basin. Y-TEC is expanding the “Atlas AR-CO2”, an Argentine atlas that exposes the underground storage potential for long-term CO2 storage operations in productive and non-productive basins around the country focusing on YPF’s energy transition goals.

Furthermore, the Disco2 Store Consortium, funded by the European Commission, remains active to provide specific knowledge that mitigates risks associated with CO2 subsurface injection operations, where Y-TEC develops technological collaborations.

In the low carbon energies and environmental sustainability area, R&D activities followed on topics such as critical minerals and materials (i.e. lithium and graphite), green hydrogen (AEM electrolyzer design), applications of restoring techniques to semi-arid zones, and advanced oxidative processes, among others. The “Y-ALGAE” device, a device for capturing carbon dioxide from the atmosphere developed by Y-TEC’s technical team, is in a final design stage for its industrialization stage.

Additionally, the H2AR Consortium, a consortium created in 2020 by Y-TEC to develop the hydrogen economy in Argentina, has strengthened its presence in Latin America by working with 52 companies, the Argentine government, and international hydrogen associations such as the German International Cooperation Society (“GIZ”), the Hydrogen for Development Partnership (“H4D”), the LAC Clean Hydrogen Action, the CertHiLAC (a certification system for clean, low-carbon hydrogen produced in Latin America and the Caribbean), and the Global Hydrogen Industrial Association Alliance (“GHIAA”).

The main technologies that Y-TEC was able to transfer to the market in the last 3 years are the following:

•

2024: oilfield chemicals including (i) “Y-FLUX”, paraffin inhibitors; and (ii) “Y-BREAK”, a demulsifier based on self-produced graphene nanotechnology with a dual version (demulsifier + paraffin dispersant, all in one).

•	2023: (i) chemicals for upstream activities, including biocides and nano emulsified systems, among others; and (ii) “Y-ALGAE”.

•

2022: (i) “Y-PROP”, the first traceable support agent developed in Argentina; (ii) “Y-POLYPLUG”, expansive polymers for well cementing operations; (iii) “Tapones Shear Out”, plugs designed for hydraulic test operations; (iv) “Servicios MIC”, the first Argentine service platform for microbial monitoring in the oil and gas industry; (v) “Nanoburbujas”, sustainable remediations for hydrocarbon contaminated water using nanobubbles technology; and (vi) “Integra Digital”, a phytosanitary field analyzer with digital integration.

YPF | Form 20-F | 2024

Competition

YPF is a vertically integrated energy company, which allows to generate synergies and to take advantage of economies of scale among our different business segments.

We are involved in the entire oil and gas value chain, including the production, refining, commercialization and distribution of hydrocarbons, obtaining margins at all levels, which gives us unique flexibility in managing our portfolio in relation to our target markets. Our crude oil production is mainly allocated to our refineries, although, since the domestic crude oil production growth has generated exportable balances at an aggregate level in Argentina, we expect to increase our crude oil exports in the upcoming future. The fuels sold both at our retail service stations and through the rest of the commercialization channels come mostly from our refineries and are supplemented by imported fuels when the market conditions require it. This countrywide presence in the domestic market ensures a robust client portfolio in the long term, reinforcing the opportunities for profitability through the integrated value chain. Therefore, as of December 31, 2024, the Company maintains its leadership in Argentina in practically all the business segments in which it operates.

We encounter competition from international and domestic oil and gas companies: (i) in acquiring or renewing exploration permits and exploitation concessions; (ii) in operating in a dynamic market in the Argentine downstream industry; and (iii) in arranging natural gas sales agreements with different clients, natural gas transport capacities in major gas pipelines and natural gas processing and treatment; and from international and domestic power companies in energy generation and distribution in awarding power purchase agreements for new projects. In such context, our competitive strengths are: (i) we are the largest producer of crude oil and natural gas in Argentina and one of the largest shale operators outside the United States; (ii) we have a substantial portfolio of oil and gas concessions in Argentina; (iii) we have significant refining and logistics assets, we are the largest refiner in Argentina with a processing capacity that represents more than 50% of Argentina’s total refining capacity and operates with high utilization rates, and our refining system is highly complex, which gives us the flexibility to transfer part of our production resources to products with higher added value; and (iv) we have a consolidated integrated position in the gas and power industry.

We continuously assess the external environment and our competitive position to adjust our business strategies and plans to create and sustain our competitive advantages.

Our environmental, social and governance (“ESG”) commitment

One of our values is our commitment to responsible ESG management, which is an integral part of our objectives and our way of working and doing things. In addition, it is a commitment established in our Code of Ethics and Conduct (“CDEyC”, by its acronym in Spanish), which each member of the organization must make their own.

We have a Corporate Policy on this matter and our approach in this area has been materialized until 2024 around four priorities: (i) sustainable production; (ii) climate action; (iii) people; and (iv) shared value creation. Such priorities allow us to show the Company’s contribution to issues related to the United Nations 2030 Agenda for Sustainable Development Goals (“SDGs”), and the Nationally Determined Contributions (“NDC”) related to the Paris Climate Change Agreement (“Paris Agreement”) signed in 2015. Guided by our corporate values, policies and CDEyC, our vision and strategy frame our understanding of and our response to ESG issues.

ESG governance

The Board of Directors of YPF S.A. follows up ESG matters through the Risk and Sustainability Committee, which is in charge of establishing risk management policies and their proper implementation, as well as being informed of environmental, social and corporate governance performance, among other functions. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Risk and Sustainability Committee”. Additionally, the Sustainability and Energy Transitions Executive Department is responsible for the Company’s transversal ESG strategy, preparing the Sustainability Report on an annual basis and periodically reporting updates to the Risk and Sustainability Committee.

Senior management reviews and monitors relevant ESG topics. Annually, the Company monitors its progress on material ESG matters through targets and key performance indicators focused on: (i) Accident Frequency Rate; (ii) S&P Global Corporate Sustainability Assessment (“S&P GCSA”) based on Dow Jones Sustainability Index (“DJSI”); (iii) Carbon Dioxide Equivalent (“CO2e”) Emissions Intensity Reduction; and (iv) Women in Leadership Positions, among others. In this sense, the performance bonus program received by Company’s top executives and YPF’s direct employees is based on holistic evaluations that include, for certain YPF’s executives and/or employees, meeting such goals related to these three aspects. It should be noted that some of our ESG indicators are reviewed externally (with limited independent assurance), and are published in our Sustainability Report along with our performance for the last four years.

As part of the process of making our Sustainability Report, each year we conduct a materiality analysis focused on identifying our stakeholders’ perceptions, opinions, and expectations. Thus, we update the material issues to report, that is, those that have or may have significant economic, environmental, or social impacts on the Company’s relationship with its stakeholders. To define the list of topics to be consulted, we took into account the global sustainability context, media analyses, presentations to investors’ inquiries, relevant ESG standards at a global level (Global Reporting Initiative or “GRI”, Sustainability Accounting Standards Board or “SASB”, Task Force on Climate-Related Financial Disclosures or “TCFD”.

ESG issues management

YPF is committed to operating in balance with its environment, in a sustainable way. In this sense, it carries forward its mission to produce and provide energy focusing on environmental care, trying to minimize possible negative impacts, looking to enhance the positive effects associated with its operations and prioritizing the protection of workers, the environment and the communities. In this regard, YPF has a Quality, Environment and Safety Policy reflecting the Operational Excellence Model’s guiding principles (our “Operational Excellence Model”).

This Operational Excellence Model, which has been in place since 2018, is based on our culture of prevention, the logic of process safety and recognized international standards, such as ISO 9001, ISO 14001, ISO 31000, ISO 45001, ISO 50001, and the IOGP-IPIECA guidelines.

Our Operational Excellence Model allows all the Company’s areas to find the scope of their responsibilities and contributions to operational excellence, as well as articulate their guidelines in pursuit of the prevention of unwanted impacts. It also involves developing investment plans to face contingencies that may affect people, the environment, the integrity of our assets, and the fulfillment of commitments with stakeholders.

We measure our progress in ESG based on priority issues for our business and stakeholders, with annual and multi-year targets. In this sense, as a company of the energy sector, our sustainability initiatives are focused on safe, affordable and sustainable energy production, creating economic value and decent work conditions, reducing emissions, innovating by developing new energy solutions, and conducting safe and responsible operations.

YPF | Form 20-F | 2024

Initiatives and actions

Participation in associations and alliances. In this sense, during 2024:

•

As part of good corporate governance practice, we once again voluntarily participated through the S&P GCSA 2024 based on DJSI. We achieved to position YPF among well-performing companies in the global oil and gas industry and the inclusion in the S&P Global Sustainability Yearbook 2024. During 2024, we maintained the performance ranking within the top 5% of top performers for the Oil and Gas Upstream and Integrated category. The S&P GCSA enables YPF to directly report key sustainability metrics and benchmark the Company’s performance on a wide range of oil and gas industry-specific economic, environmental, and social criteria that are relevant to a more efficient management and are part of the ESG risk management assessments that the market evaluates.

•

We continue to participate in the World Business Council for Sustainable Development (“WBCSD”) and in the Sustainability Commission of the Instituto Argentino del Petróleo y del Gas (Argentine Oil and Gas Institute or “IAPG”).

•

We are foundational members of the Extractive Industries Transparency Initiative (“EITI”) in Argentina, an international initiative to improve extractive industries’ transparency and accountability, together with the IAPG and the Cámara de Exploración y Producción de Hidrocarburos (Hydrocarbons Exploration and Production Chamber or “CEPH”), and the Cámara Argentina de Empresarios Mineros (Argentine Mining Enterprises Chamber or “CAEM“). In 2024, we once again took part in EITI’s annual report for Argentina, published in the first quarter of 2025.

•

We are part of the Early Adopter Program of the Communication on Progress initiative of the United Nations Global Compact. In turn, we participate in the EcoVadis initiative which is one of the world’s largest and most prestigious provider of sustainability qualification with over 100,000 evaluated enterprises, at which we achieved the Gold Category.

Social aspects

Apart from complying with applicable regulations in Argentina on working conditions, health care and people’s safety, trade union associations and the right to collective bargaining, diversity and equal opportunities and respect for the communities with which it interacts, as well as with the provisions of the Universal Declaration of Human Rights of the United Nations and the Declaration on Fundamental Principles and Rights at Work from the International Labour Organization, which are both part of the Argentine law.

YPF has internal policies within the framework of which activities are developed and work teams act, which contain commitments focused on: the people who work directly in YPF and in service companies; business partners and interested parties; safety, ethics and compliance; the communities located in the areas of influence of its operations and indigenous communities. The Code of Ethics and Conduct that establishes the company’s values, as well as these policies extend to all areas of YPF, its subsidiaries and companies controlled by YPF S.A., as well as to suppliers and contractors, and is informed to our business partners.

With respect to our employees, we continued with human capital development programs, while the accident frequency rate continued its downward trend for the third consecutive year.

In terms of society, our industrial and commercial activities contribute to job creation and Argentina’s development. At the same time, the company and its Foundation make direct social investments, carried out within the framework of corporate policies and always considering local contexts. These actions, focused on education and local development, allow us to be an active part of solutions that contribute to the quality of life of the communities near our operations and the country’s society in general. They also make it possible to strengthen the social license to operate, as well as the internal commitment of employees. In many cases, the initiatives are based on strategic alliances with relevant public and private actors.

Environmental matters in Argentina

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including air emissions and wastewater, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures and investments in order to guarantee the reliability and integrity of our assets and operations and to comply with these laws and regulations as well. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, in the past decades, Argentina has been implementing regulations that require our operations to meet stricter environmental standards. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects; the most significant projects are mentioned below.

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

We have in place our Operational Excellence Model, which is aligned with our Corporate Risk Management Policy in connection with our assets, processes, businesses and projects, integrating, at all stages of their lifecycle, criteria and preventive actions for environmental protection, safety, health, quality, integrity and reliability. We operate not only in strict compliance with policies, rules and procedures, within Argentina’s current legal and regulatory framework, but also proactively adopting reference standards in the absence of legislation.

As an example of our work towards best practices in the oil and gas industry, we have implemented an investment plan aimed at improving the quality of fuels. See “Item 4. Information on the Company—Climate change and energy—Lower-carbon hydrocarbon products”.

In our refineries we are still working on our ambitious plan of effluents adequacy, including drain fluids segregation and the revamping of raft, which will also allow us to strengthen the resilience of our facilities to the new climatic conditions of the region. In logistics, the integrity plan for tanks and pipelines is developed annually to ensure their tightness.

YPF | Form 20-F | 2024

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

Our three refineries are certified under the ISO 9001 “Quality management systems” and ISO 14001 “Environmental management systems”, which are regularly renewed. All of them are also certified under the ISO 45001 “Occupational health and safety management systems”. In addition, the La Plata, Luján de Cuyo and Plaza Huincul refineries have been verified in accordance with ISO 14064 “Greenhouse gasses” for the inventories of industrial GHG and have energy management systems certified under the ISO 50001 “Energy management”. Our refineries maintain their systems under continuous improvement and revision by accredited organizations.

Focusing on research and development, Y-TEC, our technology company (see “Item 4. Information on the Company—Research and development”), carries out missions focused on optimizing normal operating processes, promoting digital transformation and environmental care, as well as developing technologies for new energies.

Environmental regulations

The enactment of Articles 41 and 43 in the Argentine National Constitution, as well as new federal, provincial and municipal legislation, has strengthened the legal framework dealing with damage to the environment. Legislative and government agencies have become more vigilant in enforcing the laws and regulations regarding the environment, increasing sanctions for environmental violations. Under such Articles, all Argentine inhabitants have both the right to an undamaged environment and a duty to protect it. The primary obligation of any person held liable for environmental damage is to rectify such damage according to and within the scope of applicable law. The federal government sets forth the minimum standards for the protection of the environment, and the provinces and municipalities establish specific standards and implementing regulations.

Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards and establish remedial obligations in certain circumstances.

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

•	Argentine National Constitution (Articles 41 and 43)
•	National Criminal Code
•	National Civil and Commercial Code, which sets forth the general rules of tort law
•	Law No. 25,675 on National Environmental Policy
•	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste
•	Law No. 24,051 on Hazardous Waste
•	Law No. 25,916 on Management of Domestic Waste
•	Law No. 20,284 on Clean Air
•	Law No. 25,688 on Environmental Management of Waters
•	Law No. 25,670 on Management and Elimination of Polychlorinated Biphenyls
•	Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation
•	Law No. 27,566 on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean

These laws address environmental issues, including limits on the discharge of wastes, air emissions and liquid effluents associated with oil and gas operations, investigation, management and cleanup of hazardous substances, workplace safety and health, natural resource damage claims and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance. In addition, we are subject to various other provincial and municipal regulations, including those relating to natural gas venting, crude oil spills and well abandonment, among others.

By Resolution No. 419/1993, and subsequent amendments (Resolutions No. 404/1994 and 414/2021), the SE created the Registry of Independent Professionals and Safety Auditing Companies which may act with respect to hydrocarbons storage facilities, oil refineries, gas stations, fuel commercialization plants and plants for fractioning of LPG in containers or cylinders. These resolutions provide that external audit of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in such Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any gas station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations was established regarding underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from storage facilities. These obligations are complemented by SE Resolution No. 1,102/2004, which sets forth the Registry of Liquid Fuels Outlets, Own Consumption, Storers, Distributors and Marketers of Fuels and Hydrocarbons in Bulk and Compressed Natural Gas.

By Resolution No. 785/2005, the SE created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks.

Through Resolution No. 970/2023, the SE created the National Program for Measurement and Reduction of Fugitive Emissions Derived from Hydrocarbons Exploration and Production Activities, by which the obligated subjects must present an annual fugitive emissions measurement plan and a 5-year comprehensive plan for the reduction and/or capture of fugitive emissions and, in view of the declared objectives of each plan, implement specific measures in accordance with their capabilities for the purposes of reducing and/or capturing emissions, prioritizing the efficiency and use of the gas. The regulation of this Resolution is still pending.

In 1994, Argentina ratified the United Nations Framework Convention on Climate Change (“UNFCCC”) through Law No. 24,295 to stabilize its GHG emissions. In addition, in 2016, Argentina adopted the Paris Agreement under the UNFCCC through Law No. 27,270 (which is known to be the successor of the Kyoto Protocol).

In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change.

YPF | Form 20-F | 2024

In 2021, through Resolution No. 1,036/2021, the SE approved the “Guidelines for an Energy Transition Plan by 2030”. In June 2023, through Resolutions No. 517/2023 and No. 518/2023, the SE approved the “National Plan for an Energy Transition by 2030” and the “Guidelines and Scenarios for the Energy Transition to 2050”, respectively.

In addition, in November 2019, the Argentine government issued the “First National Plan for Mitigation and Adaptation for Climate Change” which foresees an energy transition strategy. In this sense, this Plan establishes that “the decarbonization of the energy matrix as a long-term horizon implies a structural change in the systems of supply and use of energy. The energy transition, driven by the demand for climate action, must be fair, affordable and sustainable”. In April 2023, the Argentine government issued the “Second National Plan for Mitigation and Adaptation for Climate Change”.

In November 2023, the Ministry of the Environment and Sustainable Development issued Resolution No. 23/2023 approving the “Guide for the Preparation of Environmental Impact Studies”, which includes the issue of climate change, and the “Guide on Public Participation in Environmental Evaluation”, whose implementation is voluntary. In 2024, the Neuquén Province passed Law No. 3,454, establishing the Provincial Regime of Climate Action, with the purpose of setting up the principles, instruments and strategies of climate action in public policies, in accordance with the minimum standards established by National Law No. 27,520. Regulatory resolutions on this law are still pending.

In 2024, the Argentine Congress passed Law No. 27,742 empowering the Argentine Executive branch to develop, together with the provinces, harmonized and uniformed environmental legislation for the hydrocarbon sector at national level in compliance with the provisions of Law No. 27,007. The SE will identify the applicable regulation and the environmental aspects to be taken into account, to ensure the development of hydrocarbon activity with adequate care of the environment and will establish a procedure to coordinate joint work with the provinces and with the Autonomous City of Buenos Aires.

The description of the relevant Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. This summary is based on main Argentine regulations related to environmental issues as in effect as of the date of this annual report. It should be noted that such regulations may be subject to change.

Water management

We are committed to managing water with a comprehensive approach focused on the sustainability of the resource. This includes considering its shared use with the communities where we operate, the monitoring of water collections and discharges, promoting efficiency in its use, prioritizing water-stressed areas, ensuring proper management of the generated effluents, and raising awareness about water care.

The criterion for water management is focused on three strategic lines:

(i)	Identification of water risks, which includes:

•

Global assessment of water risk associated with operations, through the Aqueduct Water Risk Atlas tool, that allows us to identify water risk associated with our operations with points of water supply.

•	Water use impact assessment, through Local Water Tool (“LWT2”) implemented in complexes and facilities in the Mendoza, Tucumán, Río Negro, Buenos Aires and Tierra del Fuego Provinces.

•

Water risk quantification pilot in the Chubut Province through the Waterplan Platform, a tool that allows greater granularity of analysis. Through this tool, we visualize the most probable risk scenarios. The application of this tool will be repeated in unconventional operations in the Neuquén Province during 2025.

•

Methodology for assessing financial risk in water security at a facility level, taking place in 40 priority facilities. This methodology is being updated and will be extended to the rest of the plants in the next years.

(ii)	Optimization of water use, based on:

•

Water use efficiency assessment, assessed with in-house methodology. In 2024, we worked on the visualization of projects to improve efficiency, especially in operations with the highest demand for fresh water.

•

Water valorization, using the Water Risk Monetizer tool, we set internal prices for water, which must be used in the sensitivity analyses of all critical investment projects. Every few years we update these prices, which we updated for all YPF’s operations in 2023.

•

Reduction of freshwater withdrawal intensity. Based on our ambition of reducing the freshwater withdrawal intensity, we are working on new 2030 objectives for the unconventional Upstream and Downstream operations consisting of a further reduction.

(iii)	Assessment of resources, which includes:

•

Study of hydrogeological resources. With an investigation model that uses information obtained from the drilling of oil wells, we mapped the aquifers that need to be protected. We covered the Neuquén, Río Negro, Santa Cruz, Mendoza (Cuyana and Neuquina basins) and Tierra del Fuego Provinces. This study has direct application in drilling and hydraulic stimulation activities and well abandonment and reparation. Hydrogeological baseline studies were also carried out in the Catamarca Province for a lithium brine exploration project.

The Company seeks to reduce, reuse and recycle the water used in the production process and the effluents generated. In the event of not being able to do so, it treats them and discharges them in accordance with the requirements of the application authority of the place of discharge. Where no regulations exist, the standards in force for the oil and gas industry are applied. For this purpose, YPF monitors its water management benchmarking study on all of its withdrawal and discharge points.

Water management in unconventional exploitation areas

Hydraulic stimulation, a long-time proven technology, allows the resources in unconventional formations to be extracted in an efficient and environmentally friendly way.

Generally, this technique uses water and sand and less than 0.8% of chemicals or additives. These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in kitchen salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

Water used for oil and gas development, which requires a permit from a competent authority, is obtained from bodies of flowing water which represent a small percentage of the total surface flow (around 0.2%) and involve much lower volumes than those used for agricultural and human consumption in the Neuquén Province.

YPF | Form 20-F | 2024

From the beginning of its unconventional operations, YPF has considered environmental protection as one of the values of its Quality, Environmental and Safety Policy.

Waste management

In compliance with Argentine regulations and our environmental standards, we promote actions aimed at gradually minimizing waste generation; reducing its risk and environmental impact; reusing, recycling or recovering waste materials; ensuring proper treatment and final disposal; and establishing continuous improvement programs.

YPF identifies, among its sustainability priorities, the circular economy and waste management. We set waste recovery objectives for Upstream and Downstream Vice Presidencies, identifying year on-year targets up to 2026. YPF aims to have a 25% waste recovery by 2026.

Since 2012 we work on initiatives in our Upstream business segment in order to systematically reduce our historical stock of soil containing hydrocarbons. In 2021, we achieved our strategic reduction target and today we maintain our waste inventories at operational levels. We also apply cutting-edge techniques such as stabilization and solidification; bioremediation of hydrocarbon-containing waste through bacteria; bioremediation of soils by stimulating fungal decomposition; and revegetation and ecological restoration of soils with direct seeding.

Progress made in hazardous waste management includes the operation of a drill cuttings plant, the “TRON AESA” plant, located in the Loma Campana block. This plant reduces the volume of drilling muds and cuttings sent for external treatment, and allows the recovery of oil-based mud for reuse. In 2024, its capacity was expanded with the installation of a new drill cuttings processing line.

Additionally, we continue working in circular economy projects. In 2024, we worked in the initiative to re-use spent catalysts from our refineries and petrochemical business, and for the first time we held an international auction for the sale of spent catalysts with transition metals, which used to be sent to final disposal.

In our operations in the Vaca Muerta formation, we have adopted a life-cycle approach to waste management considering generation, storage, transport, treatment and final disposal. We have identified initiatives to improve and optimize each of these stages. In this sense, in 2024, we carried out a test for drill cuttings stabilization on roads in the repository of the Bajada de Añelo block.

Management of biodiversity and ecosystem services

YPF is committed to caring for ecosystems and their diversity throughout the life cycle of its operations and products. Our actions in this area focus on analyzing risks, preventing impacts, rehabilitating the environment, and adopting compensatory measures when appropriate. All sites where YPF is involved in hydrocarbon extraction and production activities have environment impact studies that include a biodiversity analysis, mitigation plans and annual environment monitoring reports, which are in line with the applicable legal requirements and the purpose of the Company to care for the ecosystems and their diversity during the life cycle of their operations and products, particularly in sensitive ecological areas. Our actions in this field are focused on analyzing the risks, preventing impacts, restoring the landscape and adopting compensatory measures where these are required, these activities are documented in environment management plans. Within the totality of licensed areas, there are some overlapping with significant areas of biodiversity. Overlaps are considered protected areas within the mining dominions, as well as those located at a distance of less than 2 km. Additionally, the Company has set a new objective towards 2026 to have 90% of areas of high environmental sensitivity with a specific biodiversity action plan to strengthen the existing environmental management plan.

Non-GHG atmospheric emissions

We also monitor other atmospheric emissions, such as sulphur dioxide (“SO2”), nitrogen oxides (“Nox”), carbon monoxide (“CO”), non-methane volatile organic compounds (“NMVOCs”) and particulate matter 10 (“PM10”). The management of non-GHG atmospheric emissions is focused on minimizing them through monitoring and increasing the efficiency of the burners.

Spill preparedness and response

The Company has a Spill Prevention and Control System in place that has helped to reduce the spill frequency rate for the past years. This system, together with the Integrity and Maintenance Processes in place, allows focusing the investment plans for improvement and adaptation in surface facilities, pipelines and conduction pipes, in order to improve prevention. There is a communication and spill response protocol that activates the available resources to carry out the necessary interventions. The integral management of spills is loaded, processed and stored in a computer system, which automatically generates reports to the corresponding enforcement authority for monitoring and control. The progress of the remediation and its impact is monitored together with these authorities, until the final release of the sites.

Annually, we carried out several operational drills to measure our response. In some cases the activities are carried out with the participation and advice of consultants. In cases where the activity is related to water courses or bodies of water near the operation, tests are carried out with Prefectura Naval Argentina in order to achieve accreditation and effectiveness of the response drill. Internally, there are different levels of drills (according to the level of involvement and complexity: green; yellow or red) according to the intervention and participation of the different hierarchical levels of the Company.

In 2024, we continued working on risk mitigation plans, including inspection of liquid and gaseous hydrocarbon transportation pipelines, as well as storage tanks (either process or dispatch) with inspection plans defined according to their risk condition. In both cases, the activities are carried out under applicable regulations or resolutions as dictated by the corresponding application authority.

Additionally, in 2024, we continued our agreement with Oil Spill Response Ltd. which provides support to our Oil Spill Contingency Plan, evaluating and reducing the possible environmental impact caused by an oil spill in Argentinean sea, thus reducing the environmental impact of potential oil spills. This agreement includes technical and operational support in case of oil spills at sea caused by accidents involving tankers, facilities, terminals and ports, oil storage areas or in offshore hydrocarbon exploration and production activities. We also keep our agreement with Wild Well Control Inc. and Gabino Lockwood up to date, in order to be prepared for possible blow out events.

In addition, to obtain further information about the provisions and contingent liabilities for environmental claims see Notes 17 and 34.b.1) to the Audited Consolidated Financial Statements.

Climate change and energy

Particularly in Argentina, and beyond the regulations on climate change approved in 2019, in 2020, before the United Nations Climate Change Conference (“COP”) No. 26, Argentina presented its second NDC, which was updated in 2021. In this regard, Argentina increased its commitment to the mitigation goal presented in 2016 and incorporated an adaptation goal in accordance with Article 7.1 of the Paris Agreement. This goal is equivalent to a total decrease in emissions of 21% by 2030, compared to the historical peak reached in 2007, and implies that Argentina would hold a participation of less than 1% with respect to global emissions.

YPF | Form 20-F | 2024

This NDC, in effect as of the date of this annual report, anticipates that towards 2030 Argentina will make efforts on promoting energy efficiency and decarbonization of oil and gas production, using natural gas as a transition fuel, as well as on increasing the generation of efficient thermal electric and renewable energy focused on distributed generation. In turn, efforts are expected to be made on the hydrogen production chain, while new nuclear and hydroelectric power plants will be put into operation. For the promotion of sustainable transport systems, policies derived from the avoid-shift-improve approach will have been implemented, in particular promoting energy efficiency and the greater use of natural gas, hydrogen, electricity and biofuels.

As an energy company, mindful of the imperatives of energy security and affordability, we are preparing ourselves for new scenarios that could bring future changes in the Company’s medium- and long-term demand for energy products. YPF has a commitment to make efforts to produce more efficiently with lower carbon emissions and to maintain governance policies designed to take into account the risks associated with climate change and the necessary mitigation measures, as well as institutional ESG performance reporting.

The main initiatives are focused on reducing operational emissions while working on monetization of natural gas through an LNG export project and exploring new low-carbon businesses and operation adaptation programs to future scenarios and potential risks. Since 2019, we have included environmental criteria in the analysis of projects subject to review by the Critical Investments Committee, including carbon emissions. The projects submitted to this Committee must include an analysis of sensitivity of environmental variables associated with strategic environmental objectives. To that end, we determined a shadow price of US$ 55 per ton of CO2e, a shadow price that may be updated based on reviews of carbon pricing trends and oil and gas industry best practices.

Risks and resilience to climate change

Risk management accountability and oversight form an integral part of our management activities and provide the Board of Directors of YPF S.A. with insights on trends and aggregate exposure for climate-related risks and performance by the Risk and Sustainability Committee. Climate change-related risks are linked to so-called transition risks and physical risks, which must be integrated into adaptation measures and be part of the decision-making processes. See “Item 3. Key information—Risk factors—Risks relating to our business—Climate change and changes in future demand for energy products could affect our business”.

While oil and natural gas will continue to form the core of our portfolio for the next years (both International Energy Agency Scenarios and internal analysis project that the demand for oil and gas still offers a window of opportunity until 2050), we are committed to strengthening energy efficiency, with operations that reduce carbon emissions and developing energy alternatives, in order to ensure a competitive and resilient business model in different time horizons. These lines of actions include the promotion of natural gas production, not only for the domestic market, but also for the export market, and renewable energy, through YPF EE, subject to market conditions.

The competitiveness and resilience pathway has main pillars combined with different weighting factors, based on expected time frames that contribute in a specific and collective way: (i) high value and low carbon oil and gas operations; (ii) Argentina LNG project, as well as the exploring of new energy solutions; and (iii) competitive growth of electric and renewable energies.

The Vaca Muerta formation also has an enormous potential in natural gas, the lowest carbon safe energy par excellence, since it produces approximately 40% less CO2 than coal during production and is a good complement for the intermittency of renewable energies. We are convinced that the full development of these resources will not only supply the local market, but will also contribute to the decarbonization of other countries through exports.

We plan to do so through profitable, resilient, transparent and responsible businesses based on innovation, new technologies, and operational excellence.

The commitment is to continue making efforts in the decarbonization of current energy, as well as in the future energy system.

In addition, we are working to improve our understanding of the potential climate vulnerabilities of our operations, as well as to establish resilience, planning and adaptation measures at the active operations level. Information on climate change risks related to extreme weather events is considered during the risk analysis process as the likelihood and potential impact of risks that may threaten the integrity of the Company’s operations and assets.

We have been working on updating climate hazard and risk maps to identify potential climate change-related impacts on our operations and facilities, which are available to the entire Company through the Geographic Information System web-based platform. These maps allow us to identify and prioritize operations and facilities exposed to climate-change risk in different potential climate scenarios and to identify mitigation measures to reduce vulnerability and encourage early actions.

Decarbonization

In order to accomplish it, we have developed a set of aspirations and targets in the short and mid-term:

•

To increase the reduction of our operations’ specific GHG emissions in near and mid-term future. This implies the following ambitions: (i) going beyond the 30% GHG emissions intensity reduction already achieved between 2017 and 2023; (ii) that GHG emissions (scope 1 and scope 2) intensity for unconventional upstream production be less than 10 kg CO2e/boe by 2030; (iii) the reduction of methane emissions by 30% by 2030 (baseline 2021); (iv) zero routine flaring by 2030; and (v) that near 50% of the electricity purchased by the Company in the Wholesale Electricity Market is renewable by 2027.

•

On its part, the unconventional crude oil produced at our operations in the Vaca Muerta formation has proven to be competitive in terms of CO2 tons emitted per barrel of crude oil produced, and we are working to further reduce its carbon footprint.

•

At COP No. 28, YPF joined the Oil and Gas Decarbonization Charter where signatories aim to reach net-zero operations (scope 1 and scope 2) by 2050 at the latest, ending routine flaring by 2030, and near-zero upstream methane emissions.

•

To continue developing electric power and renewable energy businesses through YPF EE, as well as low-carbon products (see “Item 4. Information on the Company—Climate change and energy—Lower-carbon hydrocarbon products”).

•

To explore a new energies portfolio focused on three business areas: (i) Low carbon fuels: fuel molecules with low carbon intensity (hydrogen derivatives) and other bio-based alternatives; (ii) Renewable energies: electricity from renewable sources (scaled/distributed) and efficient grid management and storage solutions; and (iii) Carbon management solutions: permanent storage and/or valorization of carbon and carbon offset solutions, as well as carbon offsetting solutions.

•	To develop climate change adaptation strategies for our operations. See “Item 4. Information on the Company—Climate change and energy—Risks and resilience to climate change”.

YPF | Form 20-F | 2024

Regarding our oil and gas operations decarbonization ambitions, we continued working on:

•

Strengthening GHG Emissions Inventorying, based on the following standards: the API Compendium of Green House Gas Emissions Methodologies for the Oil and Natural Gas Industry (August 2021); the IPCC Guidelines for National Greenhouse Gas Inventories (2006 and 2019); and EPA AP42. We follow the GHG Protocol’s Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:

(i)	Scope 1: Direct GHG emissions from sources that are owned or controlled by YPF.

(ii)	Scope 2: Indirect GHG emissions from generation of purchased energy consumed by YPF.

(iii)

Scope 3: Other indirect GHG emissions. All indirect emissions (not included in scope 2) that occur in the value chain of the Company, including emissions associated with the use of energy products sold by YPF.

Additionally, the corporate management systems for measuring carbon footprint in our industrial complexes are regularly verified according to the ISO 14064-1 “Greenhouse gases” standard on GHG quantification, report and management. During 2024, we had performed a completed external verification process of all of YPF’s industrial complexes.

•

Monitoring natural gas sent to flares and natural gas vented through new tools, instruments and analytics. Since 2020, we worked on the evaluation, detection and measurement of methane emissions as well as vents with different kinds of technologies, like satellite and aerial images to strengthen the activities performed on the ground with handhelds detection cams. The Company continued to take satellite images for leak detection and started pilots. During 2024, we launched pilot projects in certain facilities with fixed sensors and drones to detect and quantify methane emissions. These campaigns are included in an annual plan and follow a specific procedure. There are other different ongoing measures, which include the development of new infrastructure that allows us to increase our capacity to valorize natural gas production.

•

Following up on our two projects enrolled in the Clean Development Mechanism, which allow us to reduce emissions in the different stages and processes of crude oil refining by recovering flare gases in the La Plata and Luján de Cuyo industrial complexes. The waste gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2024, between the two projects, approximately 270,000 tn of CO2 were reduced. Additionally, we completed the installation of a flare gas recovery compressor at the Plaza Huincul Industrial Complex, which recovers gases from the Topping unit and reinjects them into the fuel gas ring.

•

Promoting renewable sources. In order to reduce emissions associated with energy consumption and purchase, and beyond energy efficiency actions, we are working on progressive use of energies with a lower carbon footprint, including renewable sources through YPF EE.

Lower-carbon hydrocarbon products

The adaptation of the refineries to the new specifications of low-sulphur fuels and lighter hydrocarbons allow us to respond to regulatory requirements as well as to possible changes in demand and customer expectations. Every time we upgrade our highest quality fuels, we incorporate improvements in the balance between energy consumption and the capacity granted by the product.

In 2019, SE Resolution No. 558/2019 (and subsequent amendments) substituted Annex I of the Hydrocarbon Resources Secretariat (“SRH”) Resolution No. 5/2016, which established readjustments for the specifications on the sulphur content in grade 2 diesel and gasoline. In order to comply with these new specifications, we have been investing in infrastructure since 2018.

Notably, the revamping of the FCC naphtha hydrotreatment unit and the revamping of the magnaforming unit at the La Plata refinery were completed in the second quarter of 2024, reaching an investment of US$ 352 million. Additionally, progress is ongoing in the adaptation of the Luján de Cuyo refinery, which includes the revamping of the hydrotreatment diesel unit, a new diesel desulphurization unit and a new steam reformer unit, with an estimated investment of US$ 647 million. Moreover, we will continue advancing in the engineering design to fully adapt diesel production to 10 ppm, incorporating new diesel hydrotreating units at the La Plata and Plaza Huincul refineries.

At the same time, YPF is the main buyer and mixer of biofuels in Argentina, with approximately 14 Mm3 acquired since the mandatory cuts began to take effect.

For further information see “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina—Environmental regulations”.

Safety

Ensuring the safety of all people working in the Company, as well as the reliability and integrity of our assets, businesses and projects are a strategic pillar for YPF.

We are an operator of exploration activities, oil and gas production, natural gas plants, refineries and wind farms, and we manage potential risks accordingly. These include uncontrolled wells, hydrocarbon leaks or spills, crimes, cyberattacks, occupational incidents and worker-related illnesses. Besides this, we not only operate in compliance with the current regulatory framework and applicable internal regulations, based on our Operational Excellence Model, assuming baseline standards in the absence of specific legislation, but we have implemented a management system for occupational, industrial and process risks throughout our value chain, with a focus in adopting preventive actions. See “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks” and “Item 3. Key information—Risk factors—Risks relating to our business—We have limited control over the day-to-day activities carried out on properties that we do not operate”.

Operation of the Occupational Health and Safety system

The Occupational Health and Safety system covers all of our employees and contractors and encompasses three fundamental aspects:

(i)	Identification and mitigation of occupational and process risks preventing incidents, to prevent serious injuries and fatalities at our operations.

(ii)	Strengthening the Company’s emergency response capacity.

(iii)	Continuous improvement.

We have a Health and Safety Management Plan in place, which is reviewed and executed annually in conjunction with each business unit, who report to both the Vice President of the business unit as well as to the Vice President of Quality, Environmental and Safety, and the Vice President of People and Culture. We have specific methodologies to assess and minimize risks associated with our processes, and to prepare to face emergencies. Systematic preventive inspections are conducted in the field, while any person who detects a risk during the course of their activities may report it to their hierarchical line and request the task be suspended. Inspection reports are discussed in monthly safety committees, where action plans and barriers to reduce risks detected are defined.

YPF | Form 20-F | 2024

Safety of people

In recent years, we have made significant progress both in the implementation of technical occupational safety measures (all our facilities have physical barriers to prevent accidents) and in our regulatory and management systems. A core objective is to continue strengthening a proactive safety and self-care culture embedded in everything we do, based on the 10 Golden Rules for Saving Lives, leadership, long-term commitment, continuous learning and monitoring and safety indicators. During 2024, we implemented specific programs focused on the most critical risks in terms of potential impact, aligned with best practices.

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

Occupational safety training

Basic training starts with a general safety induction as well as specific training focused on the function, which all employees receive directly and through contractors. Simultaneously, safety content for the entire organization is continuously fostered through actions on corporate online platforms to raise awareness and inform. Each Vice Presidency also conducts specific actions according to its needs and focuses on each contractor. These actions are communicated to the contracting company, through the contract inspectors, which act as a link between YPF and the contracting company. In 2024, we continued to reinforce awareness of our 10 Golden Rules for Saving Lives, with a special focus on those in operational roles. Each business unit continued to train its own personnel and contractors focused on the most important risks of their activities. In addition, a review of the complete regulatory framework of each 10 Golden Rules for Saving Lives was carried out.

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

Safety incident occurrence

In 2024, the frequency index of safety incidents decreased compared to 2023. Incident investigation, recording and analysis have been essential to achieving these results as they allowed us to develop and implement improvement actions.

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

We insure our operations against inherent risks in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production, business interruption, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks. Our insurance policies are typically renewable annually and generally contain limits, exclusions and deductibles determined by (i) risk management assessment surveys conducted by international companies, (ii) terms offered by insurance and reinsurance markets, and (iii) the risk retention policy defined by the Company.

Our liability insurance policy covering our operations provides third-party liability coverage up to US$ 400 million per event. Certain types of incidents, such as intentional and/or non-sudden and/or non-accidental pollution are excluded from the insurance policy’s coverage.

Our material damage and business interruption insurance policy provides coverage for physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description, up to US$ 1.5 billion and up to US$ 800 million for each and every incident for downstream and upstream operations, respectively, but up to US$ 1.5 billion for each and every incident combined for both types of operations, with different deductible amounts depending on the type of coverage.

Furthermore, we maintain life insurance for employees, automobile, cargo and transportation, as well as insurance against construction risks on a case-by-case basis, and minor works or assemblies for assets in operation. We do not currently maintain insurance coverage for cybersecurity incidents, see “Item 3. Key information—Risk factors—Risks relating to our business—We may suffer information technology system failures, network disruptions and breaches in data security” and “Item 16K. Cybersecurity”.

Our insurance policies are subject to deductibles, limits, exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all possible consequences and damages associated with our activities.

YPF | Form 20-F | 2024

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

As of December 31, 2024, 100% of our proved oil and gas reserves were located in Argentina.

Our exploration and exploitation rights are in general based on sovereign grants of concession. Upon the expiration of the concessions, our exploration and exploitation assets associated with the particular property subject to the relevant concession revert to the Argentine government.

For information about environmental issues that may affect the Company’s utilization of the assets see the physical risks outlined in “Item 4. Information on the Company—Climate change and energy—Risks and resilience to climate change”.

Argentine legal and regulatory framework

For a description of the main legal and regulatory framework under which the Company carries on its business activities see Note 36 to the Audited Consolidated Financial Statements, included in this annual report. Additionally, to have an understanding about:

•	The main exchange regulatory framework, see “Item 10. Additional information—Exchange regulations”.
•

The main environmental regulatory framework, see “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina—Environmental regulations”.

•	The main provisions of the Expropriation Law and Privatization Law, see “Item 4. Information on the Company—History and development of YPF S.A.”.
•	The main provisions of the Access to Public Information Law No. 27,275, see “Item 10. Additional information—Access to public information”.

ITEM 4A. Unresolved staff comments

YPF does not have unresolved staff comments.

YPF | Form 20-F | 2024

ITEM 5. Operating and financial review and prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Financial information

Selected consolidated financial information in this annual report as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022 has been derived from our Audited Consolidated Financial Statements included in this annual report.

Business segment reporting

Regarding our business segment reporting, see Note 5 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business organization”.

Factors affecting our operations

Our operations are affected by a number of factors (see “Item 3. Key information—Risk factors”), including, but not limited to:

•	The volume of hydrocarbon and derivative products we produce and sell
•	Regulation of domestic pricing
•	Our pricing policy for fuels
•	Export and import regulations
•	International and domestic prices of crude oil and oil products
•	Geopolitical tensions and crisis
•	Our capital expenditures and financing availability
•	Decisions of our joint ventures’ partners in connection with investments in areas we jointly operate
•	Inflation and changes in currency values
•	Cost increases
•	Domestic market demand for hydrocarbon products
•	Operational risks
•	Labor strikes and other forms of public protest in Argentina
•	Taxes, including export taxes
•	Regulation of capital flows, including those affecting financing
•	The Argentine peso/U.S. dollar exchange rate
•	The revocation of our concessions in case of non-compliance with certain provisions as set by laws and agreements with the Argentine government and/or Provinces
•	Inability to renew or extend our concessions
•	Dependence on the infrastructure and logistic network used to deliver our products
•	Interest rates
•	Regulation of our activities, including with respect to environmental factors
•	A pandemic disease
•	Energy transition and lower carbon energy

For information regarding our results of operations see “Item 5. Operating and financial review and prospects—Statements of comprehensive income breakdown”.

Our business is inherently volatile due to the influence of external factors, such as those listed above. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods.

Macroeconomic conditions

Overview

Substantially all of our revenues are derived from our operations in Argentina and, therefore, are subject to prevailing macroeconomic conditions in Argentina. Consequently, changes in economic, political and regulatory conditions in Argentina have had and are expected to continue to have a significant impact on our business, financial position and results of operations.

In recent years, the Argentine economy experienced significant volatility characterized by periods of low or negative growth, macroeconomic instability, currency devaluations and high variable levels of inflation.

According to the “Estimador Mensual de Actividad Económica” report (an activity level progress report in Argentina) published in February 2025 by the Instituto Nacional de Estadística y Censos (“INDEC”), the economic activity in Argentina in December 2024 showed a positive variation of 5.5% compared to December 2023, while the cumulative variation for 2024 recorded a decrease of 1.8% compared to 2023.

In terms of inflation, Argentina has recently confronted an acceleration of inflation indexes, which significantly increased during the last months of 2023 and through February 2024, when a slowdown in inflation rates was observed. During 2024, the consumer price index (“CPI”) published by the INDEC presented a cumulative increase of 117.8%, while the wholesale internal price index (“WPI”), also published by the INDEC, presented a cumulative increase of 67.1%. During 2023, the CPI presented a cumulative increase of 211.4%, while the WPI presented a cumulative increase of 276.4%.

In terms of trade balance, according to the data published by the INDEC in the Argentine Commercial Trade Report, the surplus in Argentina’s balance of trade account totaled US$ 18.9 billion during 2024, while a deficit of US$ 6.9 billion was recorded in 2023, explained by a decrease in imports of 17.5% and an increase of exports of 19.4%, compared to 2023.

With respect to local market exchange rate conditions, the Ps./US$ exchange rate stood at 1,030.50 Ps./US$ as of December 31, 2024, having increased 27.7% from its value of 806.95 Ps./US$ as of December 31, 2023, according to the Banco de la Nación Argentina (“BNA”). The average exchange rate for 2024 amounted to 914.67 Ps./US$ and was 210.1% higher than the average recorded during 2023 of 294.95 Ps./US$.

YPF | Form 20-F | 2024

In January 2024, the IMF modified the targets of the agreement under the Extended Fund Facility Program with Argentina based on the stabilization plans of the new administration of the Argentine government, approving the extension of the program through December 31, 2024 and adjusting the disbursement schedule under the program. In June 2024, the IMF concluded the eighth quarterly review and indicated that the targets had been overachieved, enabling a disbursement of US$ 0.8 billion. Subsequently, on March 11, 2025, DNU No. 179/2025 was published by which the Argentine Executive Branch approved to enter into a new 10-year EFF with the IMF, the purpose of which will be mainly to refinance liabilities, including non-transferable treasury bills and the amounts pending amortization under the current EFF. On March 19, 2025, the Chamber of Deputies of the Argentine Congress approved the DNU No. 179/2025. As of the date of this annual report, this EFF has not been executed. For more information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited, which may have an impact on our ability to access those markets” and “Item 3. Key information—Risk factors—Risks relating to our business—Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing, or obtain them on acceptable terms”.

Regarding the local macroeconomic context, there are relevant challenges to be solved related to the macroeconomic imbalances of the Argentine economy, such as reducing the inflation rate, maintaining a trade and fiscal surplus, accumulating reserves, managing the public debt and improving the competitiveness of the local industry.

In this sense, the measures adopted by the Argentine government focus on the deregulation of the Argentine economy and on the reduction of public spending and monetary issuance, which have been implemented through Decree No. 70/2023 (see Note 36.i) to the Audited Consolidated Financial Statements) and the Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (”Bases Law”), published in the Official Gazette on July 8, 2024 (see Note 36.j) to the Audited Consolidated Financial Statements).

Hydrocarbon market

Our pricing policy for fuels considers several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, export duties, local taxation, domestic margins for our products, among others. Our expectation is to align our local prices to those of international markets over time, while seeking to maintain a reasonable relationship between local crude oil and fuel prices, without considering short-term fluctuations, however, we cannot assure you that some critical factors that are considered in our pricing policy (including, but not limited to, changes in the exchange rates, or in international prices or potential legal or regulatory or other limitations that affect the ability of the market to face changes in products prices), will not have an adverse impact on our ability to maintain such relations, considering that volatility and uncertainty in the international prices of crude oil and derivatives and the fluctuations in the value of the Argentine peso will probably continue in the near future. For more information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations”.

During 2024, local crude oil was negotiated between producers and refiners. Brent crude oil price trading at an average of 79.8 US$/bbl in 2024 (a 2.9% decrease compared to 2023). As for the local Medanito and Escalante crude oils, the average prices were 68.9 US$/bbl and 72.7 US$/bbl, respectively for 2024, compared to the average prices of 60.8 US$/bbl and 68.7 US$/bbl, respectively for 2023. See “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations”.

In 2023, we started to export crude oil to Chile. With respect to this export destination, during 2024, we exported 11,870 thousand barrels (US$ 914 million), while during 2023 we exported 3,786 thousand barrels (US$ 310 million). In the fourth quarter of 2024 there was a 106.7% increase in our exported volume with respect to the fourth quarter of 2023 driven by the start-up of the VMON in November 2023. During the fourth quarter of 2024, we exported 3,581 thousand barrels (US$ 257 million), compared to 1,732 thousand barrels (US$ 141 million) in the fourth quarter of 2023.

As for natural gas market, the Argentine government has established domestic market natural gas production incentive programs, which remain in force as of the date of this annual report.

Statements of comprehensive income breakdown

The information below should be read in conjunction with the Audited Consolidated Financial Statements included in this annual report.

Summarized of consolidated statement of comprehensive income

	For the year ended December 31, (millions of US$)			Variation (%)
	2024	2023	2022	2024 v. 2023	2023 v. 2022
Revenues	19,293	17,311	18,757	11.4%	(7.7%)
Costs	(13,910)	(13,853)	(13,684)	0.4%	1.2%
Gross profit	5,383	3,458	5,073	55.7%	(31.8%)
Selling expenses	(2,132)	(1,804)	(1,896)	18.2%	(4.9%)
Administrative expenses	(836)	(705)	(657)	18.6%	7.3%
Exploration expenses	(239)	(61)	(65)	291.8%	(6.2%)
Impairment of property, plant and equipment and inventories write-down	(87)	(2,288)	(123)	(96.2%)	1,760.2%
Other net operating results	(609)	152	150	n/a	1.3%
Operating profit / (loss)	1,480	(1,248)	2,482	n/a	n/a
Income from equity interests in associates and joint ventures	396	94	446	321.3%	(78.9%)
Net financial results	(695)	897	128	n/a	600.8%
Net profit / (loss) before income tax	1,181	(257)	3,056	n/a	n/a
Income tax	1,212	(1,020)	(822)	n/a	24.1%
Net profit / (loss) for the year	2,393	(1,277)	2,234	n/a	n/a
Other comprehensive income for the year	424	(221)	82	n/a	n/a
Total comprehensive income for the year	2,817	(1,498)	2,316	n/a	n/a

YPF | Form 20-F | 2024

Revenues include revenues from sales, mainly, of fuels, natural gas, refined and petrochemical products and non-oil products, and national government incentives. The tables below set forth, for the periods indicated, information regarding volumes and prices with respect to sales of our principal products in the domestic and export markets:

Domestic market

	For the year ended December 31,
	2024				2023				2022
	Sales volume		Average price		Sales volume		Average price		Sales volume		Average price
Product
Natural gas (1)	14,121	Mm3	160	US$/km3	13,735	Mm3	128	US$/km3	14,117	Mm3	140	US$/km3
Diesel	8,165	km3	790	US$/m3	8,863	km3	733	US$/m3	8,783	km3	772	US$/m3
Gasolines	5,782	km3	694	US$/m3	6,063	km3	576	US$/m3	5,680	km3	609	US$/m3
Jet fuel	522	km3	780	US$/m3	569	km3	879	US$/m3	519	km3	1,004	US$/m3
Fertilizers, grain and flours	868	ktn	482	US$/tn	1,168	ktn	551	US$/tn	1,015	ktn	756	US$/tn
Petrochemicals	295	ktn	931	US$/tn	296	ktn	987	US$/tn	396	ktn	915	US$/tn

(1)	Figures for the year ended December 31, 2022 have been restated due to the inclusion of retail natural gas sales.

Export market

	For the year ended December 31,
	2024				2023						2022
	Sales volume		Average price		Sales volume			Average price			Sales volume			Average price
Product
Crude oil	2,032	km3	474	US$/m3	739		km3	489		US$/m3	65		km3	392		US$/m3
Natural gas	716	Mm3	200	US$/km3	504		Mm3	204		US$/km3	594		Mm3	205		US$/km3
Diesel	129	km3	1,068	US$/m3	131		km3	1,161		US$/m3	98		km3	1,105		US$/m3
Virgin naphta	94	km3	411	US$/m3	166		km3	452		US$/m3	151		km3	653		US$/m3
Gasolines	49	km3	714	US$/m3	-	(1)	km3	-	(1)	US$/m3	-	(1)	km3	-	(1)	US$/m3
Jet fuel	692	km3	728	US$/m3	663		km3	825		US$/m3	528		km3	964		US$/m3
Grain and flours	829	ktn	467	US$/tn	178		ktn	434		US$/tn	1,232		ktn	555		US$/tn
Fuel oil	143	ktn	629	US$/tn	132		ktn	614		US$/tn	199		ktn	828		US$/tn
Petrochemicals	321	ktn	613	US$/tn	245		ktn	593		US$/tn	103		ktn	1,299		US$/tn

(1)	Less than 1 km3. The average price is not reported as it corresponds to one specific operation.

Export revenues represented 15.1%, 11.0% and 12.5% of total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table sets forth, for each of the periods indicated, information regarding a breakdown of our costs:

	For the year ended December 31, (millions of US$)
	2024	2023	2022
Inventories at the beginning of the fiscal year	1,683	1,738	1,500
Purchases	4,531	5,106	6,212
Production costs	9,252	8,703	7,704
Translation effect	(10)	(29)	(13)
Inventories write-down	(21)	-	-
Adjustment for inflation (1)	28	18	19
Reclassifications	(7)	-	-
Inventories at the end of the fiscal year	(1,546)	(1,683)	(1,738)
Total	13,910	13,853	13,684

(1)

Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Argentine peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

Costs represented 72.1%, 80.0% and 73.0% of total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

The table below sets forth, for each of the periods indicated, information regarding a breakdown of our production costs:

	For the year ended December 31, (millions of US$)
	2024	2023	2022
Salaries and social security taxes	1,066	790	781
Fees and compensation for services	71	50	46
Other personnel expenses	302	232	202
Taxes, charges and contributions	180	130	121
Royalties, easements and fees	1,133	1,009	1,026
Insurance	93	81	71
Rental of real estate and equipment	222	179	140
Depreciation of property, plant and equipment	2,303	2,886	2,400
Amortization of intangible assets	28	30	29
Depreciation of right-of-use assets	258	209	202
Industrial inputs, consumable materials and supplies	528	521	454
Operation services and other service contracts	649	535	383
Preservation, repair and maintenance	1,706	1,395	1,206
Transportation, products and charges	551	521	473
Fuel, gas, energy and miscellaneous	162	135	170
Total	9,252	8,703	7,704

YPF | Form 20-F | 2024

Operating profit or loss

The section below provides a comparative discussion of our operating profit or loss for the years ended December 31, 2024, 2023 and 2022. On July 1, 2024, certain assets related to the exploration, exploitation and production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. Consequently, the comparative information for fiscal years ended December 31, 2023 and 2022 has been restated. Nonetheless, we consider these changes immaterial.

YPF explains its net profit or loss through the operating profit or loss, which is managed through its business segments, and its net financial results and income tax charge, which are managed on a consolidated basis.

For information about our business segments see “Item 4. Information on the Company—Business organization” and Note 5 to the Audited Consolidated Financial Statements.

Year ended December 31, 2024 compared to the year ended December 31, 2023

During 2024, the Company’s operating profit was US$ 1,480 million, compared to the operating loss of US$ 1,248 million during 2023. This represents an increase in operating profit or loss of US$ 2,728 million, mainly explained by:

•	Higher sales in the international market of US$ 1,010 million, mainly due to crude oil exports due to higher sales volumes.

•

Higher sales in the domestic market of US$ 972 million, mainly due to higher fuel sales prices; partially offset by lower sales volumes, and higher prices and sales volumes of natural gas (as distributors).

•	Lower charges for impairment of property, plant and equipment and inventories write-down of US$ 2,201 million.

•

Partially offset by higher costs of US$ 57 million, mainly due to higher production costs (US$ 549 million), driven by higher costs and expenses, and a higher negative variation in inventories (US$ 83 million); partially offset by lower purchases (US$ 575 million).

•	Higher selling, administrative and exploration expenses of US$ 637 million due to:

-	Higher selling expenses of US$ 328 million, mainly due to higher taxes, charges and contributions, and provision for doubtful receivables related to amounts owed by CAMMESA and the SE.

-

Higher exploration expenses of US$ 178 million, mainly due to unproductive exploratory drillings from the Argerich Well in the second quarter of 2024 and from wells mainly in unconventional areas in the fourth quarter of 2024.

-	Higher administrative expenses of US$ 131 million, mainly for salaries and social security taxes, and for fees and compensation for services.

•

A negative change in other net operating results of US$ 761 million, mainly explained by higher charges for provisions for operating optimizations and severance indemnities, the result from changes in fair value of assets held for sale related to the “Mature Fields Project” and lower income from the Export Increase Program (see Notes 28 and 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements).

The Company’s net financial results in 2024 represented a loss of US$ 695 million, compared to the profit of US$ 897 million in 2023. This variation is the result of a higher positive exchange difference caused by the higher devaluation of the Argentine peso in 2023, applied to a higher net monetary passive position in Argentine pesos of the Company, and to lower interest on cash and cash equivalents and investments in financial assets in 2024 compared to 2023. See Note 29 to the Audited Consolidated Financial Statements.

The Company’s income tax charge for 2024 was a profit of US$ 1,212 million, compared to a loss of US$ 1,020 million for 2023. See Note 18 to the Audited Consolidated Financial Statements.

Based on the above, the Company’s net profit / (loss) for 2024 was a profit of US$ 2,393 million, compared to a loss of US$ 1,277 million during 2023.

The operating profit or loss is explained below through the analysis of the main variations in the Company’s business segments:

Upstream

In 2024, the daily production of hydrocarbons increased by 4.4% compared to 2023, reaching 536 kboe/d.

The daily crude oil production increased by 6.0% in 2024 compared to 2023, averaging 257 kbbl/d, driven by the increase in unconventional crude oil production.

Compared to 2023, daily natural gas production increased by 3.4%, averaging 37.4 Mm3/d, driven by the increase in unconventional production. Likewise, the daily production of NGLs increased by 0.4% in 2024 compared to 2023.

During 2024, the operating profit of the Upstream business segment was US$ 515 million, compared to the operating loss of US$ 1,915 million during 2023. This represents an increase in operating profit of US$ 2,430 million mainly explained by:

•

Higher revenues by US$ 1,032 million, mainly from intersegment crude oil sales to the Downstream business segment and natural gas sales to the Gas and Power business segment, due to an increase in the transferred volumes and in the intersegment average sales prices.

•

Lower charges for impairment of property, plant and equipment and inventories write-down of US$ 2,209 million, mainly due to the charge recognized in the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin in the fourth quarter of 2023 related to the “Mature Fields Project”, and by the charge recognized in the CGU Gas - Neuquina Basin in the third quarter of 2023; partially offset by the charge recognized in the CGU Gas - Northwest Basin in the fourth quarter of 2024. See Notes 2.c) “Oil and gas reserves” section, 8 and 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements.

•	Partially offset by higher costs and expenses by US$ 129 million, mainly due to:

-	Higher lifting costs of US$ 184 million, mainly due to a higher level of activity and higher costs.

-	Higher costs for royalties and other charges associated with crude oil and natural gas production of US$ 137 million, due to higher production volumes and a higher wellhead value.

-

Higher exploration expenses of US$ 178 million, mainly due to unproductive exploratory drillings derived from the Argerich well in the second quarter of 2024 and unconventional wells in the fourth quarter of 2024.

-	Higher charges for other costs and expenses of US$ 258 million, mainly due to higher charges for operation services and other service contracts.

YPF | Form 20-F | 2024

-

Partially offset by lower depreciation charges for property, plant and equipment of US$ 628 million, mainly due to a lower depreciable base of property, plant and equipment generated by certain groups of assets that were classified as held for sale in the first quarter of 2024 (see Notes 8 and 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements); partially offset by higher depreciation charges of assets of unconventional areas.

•

A negative change in other net operating results of US$ 682 million, mainly explained by higher charges for provisions for operating optimizations and for severance indemnities, the result from changes in fair value of assets held for sale related to the “Mature Fields Project” (see Notes 28 and 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements).

Downstream

In 2024, the processing levels of our refineries averaged 301 kbbl/d, 2.1% higher than the processing levels in 2023. This increase was mainly due to: (i) the start-up of the revamping at the Topping D unit in the La Plata Industrial Complex in the first quarter of 2024; (ii) the increase in crude oil pumping capacity from Puesto Hernández to the Luján de Cuyo Industrial Complex as of 2024; and (iii) the Magnaforming and HTNCB units commissioning within the framework of the new fuel specifications project, in the second quarter of 2024 at the La Plata Industrial Complex.

In 2024, the production of gasoline, jet fuel and diesel increased by 3.7%, 1.7% and 1.2%, respectively.

In 2024, the Downstream business segment recorded an operating profit of US$ 1,306 million, compared to the operating profit of US$ 896 million in 2023. This represents an increase of US$ 410 million in operating profit, mainly explained by:

•	Higher sales in the international market of US$ 968 million, mainly due to crude oil exports due to higher sales volumes.

•

Partially offset by lower sales in the domestic market of US$ 66 million, mainly by lower sales volumes of US$ 586 million, mostly from fertilizers, jet fuel, asphalts, grains and flours, lubricants and bases, coal and diesel; partially offset by higher gasoline sales of US$ 520 million due to higher sales prices.

•	Higher costs and expenses of US$ 451 million, mainly due to:

-

Higher costs and expenses, excluding refining and logistics costs, of US$ 460 million, mainly due to higher taxes, charges and contributions of US$ 222 million, explained by an increase in export taxes consistent with the increase in exports, of fuels, gas, energy and miscellaneous of US$ 46 million, and of preservation, repair and maintenance of US$ 56 million.

-	A decrease in the cost of refining and logistics of US$ 9 million.

•	A negative variation in other net operating results of US$ 38 million, mainly explained by lower revenues from the Export Increase Program.

•	Higher charges for impairment of property, plant and equipment and inventories write-down of US$ 3 million. See Note 3 to the Audited Consolidated Financial Statements.

Gas and Power

In 2024, the operating profit of the Gas and Power business segment was US$ 146 million, compared to the operating loss of US$ 3 million during 2023. This represents an increase of US$ 149 million, mainly explained by:

•	Higher revenues of US$ 641 million, mainly due to:

-	Higher revenues of Metrogas of US$ 491 million, mainly due to higher volumes and sales prices of natural gas to the retail and large customers segments.

-	Higher sales of natural gas to third parties as producers of US$ 80 million, due to higher prices and sales volumes.

•	Partially offset by higher costs and expenses of US$ 486 million, mainly due to:

-	Higher prices and volumes of natural gas purchases as producers to the Upstream business segment and third parties of US$ 86 million.

-	Higher purchases by Metrogas of US$ 207 million due to higher volumes and purchase prices of natural gas as distributors, in line with the growth in natural gas sales.

-	Higher charges for provision for doubtful receivables of US$ 56 million mainly related to amounts owed by CAMMESA and the SE.

•	A negative variation in other net operating results of US$ 6 million.

Central Administration and Others

During 2024, the operating loss of Central Administration and Others amounted to US$ 371 million, which represented an increase in the loss of US$ 89 million, compared to the operating loss of US$ 282 million in 2023, mainly due to higher costs and expenses of the Company.

Consolidation adjustments

The main transactions between business segments are generated by: (i) sales of crude oil and natural gas produced by the Upstream business segment to the Downstream and Gas and Power business segments, respectively, and (ii) sales of gasoline, propane and butane produced by the Gas and Power business segment to the Downstream business segment.

Consolidation adjustments during 2024, which correspond to the elimination of operating profit or loss results between the different business segments that have not been involved third parties, had a negative amount of US$ 116 million compared to a positive amount of US$ 56 million in 2023. In 2024 and 2023, changes in transfer prices reflect market price variations. See Note 5 to the Audited Consolidated Financial Statements.

Year ended December 31, 2023 compared to the year ended December 31, 2022

During 2023, the Company’s operating loss was US$ 1,248 million compared to the operating profit of US$ 2,482 million in 2022. This represents a change in operating profit or loss of US$ 3,730 million mainly explained by:

•	Lower sales in the international market of US$ 425 million, mainly of grains and flours due to lower sales prices and volumes.

•	Lower sales in the domestic market of US$ 1,021 million, mainly due to lower sales prices of diesel and fertilizers.

YPF | Form 20-F | 2024

•

Higher costs of US$ 169 million, primarily due to an increase in production costs of US$ 999 million, driven by a generalized price increase affecting costs and expenses and higher activity levels (increased production of hydrocarbons and higher processing levels), and a negative variation in stock variation of US$ 276 million, partially offset by a decrease in purchases of US$ 1,106 million.

•	A higher charge for impairment of property, plant and equipment of US$ 2,165 million.

•	Partially offset by a decrease in selling expenses, administrative expenses and exploration expenses by US$ 48 million due to:

-	A decrease in selling expenses of US$ 92 million, mainly due to lower charges for taxes, charges and contributions.

-	A decrease in exploration expenses of US$ 4 million.

-	Partially offset by an increase in administrative expenses of US$ 48 million, mainly due to higher charges for salaries and social security taxes.

•	A higher positive charge in other net operating results of US$ 2 million.

The Company’s net financial results in 2023 represented a profit of US$ 897 million, compared to the profit of US$ 128 million in 2022. This variation was mainly due to a higher devaluation of the Argentine peso in 2023, intensified in the fourth quarter, a higher Company´s net monetary passive position in Argentine pesos and higher positive results from changes in assets measured at fair value, partially offset by higher negative accretion charges and higher interest on our debt. See Note 28 to the Audited Consolidated Financial Statements.

The Company’s income tax charge for 2023 was a loss of US$ 1,020 million, compared to the loss of US$ 822 million in 2022. See Note 18 to the consolidated financial statements.

Based on the above, the net profit or loss for 2023 was a loss of US$ 1,277 million, compared to a profit of US$ 2,234 million in 2022.

The operating profit or loss is explained below through the analysis of the main variations in the Company’s business segments:

Upstream

In 2023, the daily production of hydrocarbons increased by 2.0% compared to 2022, totaling 514 kboe/d.

The daily crude oil production increased by 7.4% in 2023 compared to 2022, totaling 243 kbbl/d, driven by the increase in unconventional crude oil production.

Compared to 2022, daily natural gas production decreased by 3.3%, totaling 36.2 Mm3/d in 2023, as a result of lower demand which affected natural gas production. In addition, NGLs production increased by 3.2% in 2023 compared to 2022, mainly due to the start-up of the interconnection of the TGS - Tratayén gas pipeline in September 2022.

In 2023, the Upstream business segment recorded an operating loss of US$ 1,915 million, compared to the operating profit of US$ 1,306 million in 2022. This represents a change in operating profit or loss of US$ 3,221 million, mainly explained by:

•	Higher costs and expenses by US$ 925 million, mainly due to:

-

An increase in depreciation of property, plant and equipment of US$ 502 million, mainly due to the increase in depreciation rates generated by an increase in the hydrocarbon production which was proportionally higher than oil and gas reserves additions, and a larger base of property, plant and equipment depreciable due to new additions.

-	An increase in lifting costs of US$ 440 million, mainly due to higher costs.

-	Partially offset by lower exploration expenses by US$ 4 million, mainly explained by lower negative results from unproductive exploratory drilling.

-

A decrease in other costs and expenses of US$ 13 million, mainly due to higher charges for royalties and other charges associated with crude oil and natural gas production due to a lower wellhead value, partially offset by a higher crude oil production volume.

•

An impairment charge on property, plant and equipment of US$ 2,288 million in 2023, of which US$ 1,782 million was charged in mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin in the fourth quarter of 2023 as a result of the Company’s review of the recoverable value of certain mature fields expected to be disposed of and whose fair value less costs of disposal is expected to be less than their carrying amount, as a consequence of the decision on February 29, 2024 of the YPF’s Board of Directors that resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets involves 55 blocks and is consistent with the Company’s new management plans which considers that the rationalization of the conventional upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields; and US$ 506 million was charged in the CGU Gas - Neuquina Basin in the third quarter of 2023, mainly generated for a higher competition in the domestic natural gas market which may lead to a drop in natural gas sale prices in the medium and long term and a consequent adequacy in our natural gas production. In 2022, the Company recognized an impairment charge of US$ 123 million for property, plant and equipment of the CGU Gas - Austral Basin, mainly generated from the lower-than-expected production of natural gas due to field performance and production cost increases. See Notes 8 to the Audited Consolidated Financial Statements.

•

Partially offset by higher revenues by US$ 58 million, mainly due to crude oil sales to the Downstream business segment due to an increase in the transferred volumes, partially offset by a decrease in the intersegment average sales price compared to 2022 and natural gas sales to the Gas and Power business segment, due to a decrease in the transferred volumes and in the intersegment average sales price compared to 2022.

•

A lower positive charge in other net operating results of US$ 189 million, mainly explained by the reversal in 2022 of the charges related to the Company’s provision for lawsuits and contingencies. See Note 17.a) to the Audited Consolidated Financial Statements.

Downstream

In 2023, the processing levels of our refineries averaged 294 kbbl/d, 3.1% higher than the processing levels in 2022. This increase was due to the operational optimization of our refineries aimed at maximizing the production of gasoline and middle distillates and the higher availability of crude oil as a result of the increase in production, higher purchases from third parties and logistics optimization. In 2023, YPF recorded the highest levels of crude oil processing since 2016.

In addition, the production of diesel, gasoline and jet fuel increased by 4.0%, 3.0% and 11.3%, respectively.

YPF | Form 20-F | 2024

In 2023, the Downstream business segment recorded an operating profit of US$ 896 million, compared to the operating profit of US$ 1,523 million in 2022. This represents a decrease of US$ 627 million, mainly explained by:

•

Lower export sales of US$ 400 million, mainly due to lower volumes sold and lower average sales prices of grains and flours and fuel oil, partially offset by an increase in exports of crude oil due to higher volumes sold and average sales prices.

•

Lower sales in the domestic market of US$ 737 million, mainly due to lower sales prices of diesel of US$ 287 million and lower sales of other products (mainly, fertilizers, coal, LPG and petrochemicals) by US$ 483 million, partially offset by higher volumes sold of gasoline of US$ 33 million.

•	An increase in refining and logistic costs of US$ 189 million.

•	Partially offset by lower costs and expenses, other than refining and logistic costs, of US$ 624 million.

•	A profit in other net operating results of US$ 62 million in 2023 compared to a loss of US$ 13 million in 2022, which represented a positive variation of US$ 75 million.

Gas and Power

In 2023, the Gas and Power business segment recorded an operating loss of US$ 3 million, compared to the operating profit of US$ 90 million in 2022. This represents a change in operating profit or loss of US$ 93 million, mainly explained by:

•	Lower revenues of US$ 321 million, mainly due to:

-	Lower revenues of Metrogas of US$ 195 million, mainly due to lower sales prices of natural gas to the retail and large clients segments.

-	Lower sales of natural gas as producers to the Upstream business segment, to the Downstream business segment and to third parties of US$ 62 million, mainly due to lower volumes sold.

•	Lower costs and expenses of US$ 217 million mainly due to:

-	Lower prices and volumes purchased of natural gas as producers to the Upstream business segment and to third parties of US$ 76 million.

-	Lower purchases of Metrogas of US$ 96 million, mainly due to lower average purchase prices of natural gas consistent with the decrease in revenues of such product.

•	A profit in other net operating results of US$ 8 million in 2023 compared to a loss of US$ 3 million in 2022, which represented a positive variation of US$ 11 million.

Central Administration and Others

In 2023, the operating loss of Central Administration and Others amounted to US$ 282 million, which represented a decrease in the loss of US$ 119 million compared to the operating loss of US$ 401 million in 2022, mainly due to the charge related to the provision for lawsuits and contingencies in 2022 (see Note 17 to the Audited Consolidated Financial Statements).

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

Liquidity and capital resources

Liquidity

The Company closely monitors liquidity levels in order to meet its cash needs from business operational and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of: (i) cash and cash equivalents (cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months); (ii) investments in financial assets (bills and bonds issued by the BCRA and the Argentine Government, corporate bonds and promissory notes); and iii) daily account overdrafts and/or other short-term financing agreements with banks and settlement and clearing agents (“ALyC”, by its acronym in Spanish). Based on the discussion below, we consider that our working capital is reasonable for the Company’s present liquidity requirements. Our management believes that our cash balances and available credit facilities are sufficient to meet our present liquidity requirements. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue debt securities or obtain credit facilities.

In order to fulfill our financial needs, the access to bank credit facilities together with local and international debt capital markets, provide a material source of funding in the short-term and long-term. The Company issued several series of negotiable obligations (“NO”) in the local and international markets at different currencies, interest rates and tenors under the Medium-Term Notes (“MTN”) Programs and the Frequent Issuer Regime. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (“BYMA”) and/or the A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.) (“A3 Mercados”) in Argentina, while international issues are authorized for trading on the Luxembourg Stock Exchange. For additional information about the outstanding notes of the Company as of December 31, 2024, see Notes 4, 22 and 39 to the Audited Consolidated Financial Statements.

Based on the level of our outstanding loans and our dependence on capital to maintain a significant investment program, we have a recurrent need for debt funding to refinance maturing debt and finance our capital investments. We are therefore affected by the local and global macroeconomic environments as well as local and global financial market conditions. This exposes us to certain risks, including, among others, market risk (exchange rate risk, interest rate risk and price risk), liquidity risk and credit risk. For information related to financial risk management see Note 4 to the Audited Consolidated Financial Statements, “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international capital markets could be limited, which may have an impact on our ability to access those markets”.

Given the restrictions imposed by the BCRA on access to the foreign exchange market (see Note 36.h) to the Audited Consolidated Financial Statements and “Item 10. Additional information—Exchange regulations”) and the potential loosening of such restrictions, the Company may be affected in the event of exchange rate fluctuations, which has motivated, in the past years, an active strategy in the Company’s liquidity management. As of December 31, 2024, liquidity of YPF, considering cash and cash equivalents and investments in financial assets current, was comprised 40.2% in Argentine pesos (approximately 9% hedged in U.S. dollars) and 59.8% in other hard currencies (mainly U.S. dollars). See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

YPF | Form 20-F | 2024

For the year 2024, we disbursed a total of approximately US$ 5 billion of capital expenditure, concentrated in our unconventional oil developments. However, in case that cash flows from operating activities in the future turn out to be lower than expected given the uncertainties related to the evolution of the Argentine economic environment and, more broadly, on the global economy, we might need to adjust our capital expenditure program downwards to prioritize financial discipline and maintain our net leverage ratios on prudent levels.

Loans

The table below sets forth, for each of the periods indicated, information regarding our total loans outstanding:

	As of December 31,
	(millions of US$)
	2024	2023	2022
Non-current Loans	7,035	6,682	5,948
Current Loans	1,907	1,508	1,140
Total	8,942	8,190	7,088

As of December 31, 2024, 2023 and 2022, 99.2%, 98.0%, and 96.8% of our loans were denominated in U.S. dollars, respectively. Moreover, as of December 31, 2024, 93.9% of our total debt accrues interest at a fixed rate.

Regarding our debt composition, as of December 31, 2024, our NO represented 84.7%, while the remaining 15.3% consisted of export pre-financing, imports financing, financial loans, account overdrafts and stock market promissory notes.

In the past we have repurchased certain of our publicly traded bonds in open market transactions on an arms-length basis. The amounts of our repurchased negotiable obligations as of December 31, 2024, 2023 and 2022, were US$ 18 million, US$ 3 million and US$ 9 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly traded bonds if, in our own judgment, the market conditions are attractive.

On December 28, 2018, YPF S.A. registered as “Frequent Issuer No. 4”, under the simplified Regime for Frequent Capital Markets’ Issuers (“Régimen Simplificado para Emisores Frecuentes”) created by the CNV in June 2018. This Regime seeks to speed up internal authorization processes within the CNV to promote the development of the local capital markets, while also generating more efficient controls. Also, this Regime allows frequent issuers such as YPF S.A. to significantly reduce the timeline of the offering process, which in turn provides flexibility to take advantage of favorable market conditions in local and international markets. On January 7, 2021, the Board of Directors authorized an increase of the issuance of NO for up to an additional outstanding amount of US$ 6,500 million which was subsequently approved by the CNV through Resolution No. 20,939 dated January 27, 2021. On March 6, 2025 the Board of Directors authorized to ratify the frequent issuer condition for an amount of up to US$ 382 million available to be used for future issuances (which can be further increased).

The following table sets forth information regarding the expected maturity dates of our loans (principal amount plus accrued interest):

	As of December 31, 2024
	(millions of US$)
	Expected maturity date
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Loans	8,942	1,907	1,853	1,323	1,096	834	1,929

The following table sets forth information regarding the expected maturity dates of our current loans (principal amount plus accrued interest):

	As of December 31, 2024
	(millions of US$)
	Expected maturity date
	Total	0 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months
Current loans	1,907	403	354	1,034	116

On January 2, 2025, YPF S.A. announced an offer to purchase the Class XXXIX NO due July 2025 issued under the 2008 MTN Program for a total principal amount of US$ 757 million at a price equal to the principal plus a premium and unpaid accrued interest. Having received and accepted purchase orders for US$ 315 million, on January 17, 2025, 42% of the amount of such NO was fully paid.

On January 17, 2025, YPF S.A. issued in the international market the Class XXXIV NO due 2034 for a nominal amount of US$ 1,100 million at a rate of 8.25%. The principal amount will be amortized in three consecutive annual installments of 30% in January 2032 and 2033 and 40% in January 2034.

On January 18, 2025, YPF S.A. announced the repurchase of the remaining Class XXXIX NO at a price equal to the principal amount plus a premium and unpaid accrued interest. The repurchase became effective on February 18, 2025, and thus, YPF S.A. cancelled all of the Class XXXIX NO.

On February 27, 2025, YPF S.A. issued in the local market the Class XXXV and Class XXXVI NO for US$ 140 million maturing on February 27, 2027, and US$ 59 million maturing on August 27, 2025, respectively. The Class XXXV NO accrue interest quarterly at a fixed annual rate of 6.25% and the Class XXXVI NO accrue and pay interest at maturity at a fixed rate of 3.50%.

For details on the interest rates on our loans, including our NO, see Note 22 to the Audited Financial Consolidated Statements.

For a description of our exposure to market risk, see “Item 11. Quantitative and qualitative disclosures about market risk” and Notes 4 and 22 to the Audited Consolidated Financial Statements.

Covenants in our indebtedness

Most of the Company’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly consisting in the limitation of incurrence on additional debt when exceeding the Company’s leverage ratio and debt service coverage ratio, and events of default triggered by materially adverse judgments (see Notes 17, 33 and 34 to the Audited Consolidated Financial Statements), among others.

Under the terms of the financial loan agreements and NO, if the Company breaches a covenant and does not remedy such breach within the stipulated cure period, the Company would be in default, which could result in the acceleration of amounts due and would affect the Company’s liquidity. In addition, given that the majority of the Company’s loans contain cross-default provisions, a default could result in the acceleration of its obligations under other facilities.

YPF | Form 20-F | 2024

The Company monitors compliance with covenants on a quarterly basis. As of December 31, 2024, the Company is in compliance with its covenants. See “Item 3. Key information—Risk factors—Risks relating to our business—If we fail to comply with the covenants set forth in our credit agreements and indentures, or upon the occurrence of a change of control in YPF S.A., we may be required to prepay our debt” and “Item 3. Key information—Risk factors—Risks relating to our business—Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing, or obtain them on acceptable terms”.

Granted guarantees

For information relating to granted guarantees, see Note 35.d) to the Audited Consolidated Financial Statements.

Cash flow information

The following table set forth, for each of the periods indicated, information regarding our cash flow information:

	For the year ended December 31, (millions of US$)
	2024	2023	2022
Net cash flows from operating activities	5,869	5,913	5,693
Net cash flows used in investing activities	(5,511)	(5,332)	(4,016)
Net cash flows (used in) / from financing activities	(293)	278	(1,227)
Effect of changes in exchange rates on cash and cash equivalents	(70)	(509)	(288)
(Decrease) / Increase in cash and cash equivalents	(5)	350	162
Cash and cash equivalents at the beginning of the fiscal year	1,123	773	611
Cash and cash equivalents at the end of the fiscal year	1,118	1,123	773

Net cash flows from operating activities in 2024 amounted to US$ 5,869 million compared to US$ 5,913 million in 2023; this decrease of US$ 44 million is primarily due to lower dividends received in 2024. Net cash flows from operating activities in 2023 amounted to US$ 5,913 million compared to US$ 5,693 million in 2022; this increase of US$ 220 million or 3.9% is primarily due to higher dividends received in 2023.

Net cash flows used in investing activities in 2024 amounted to US$ 5,511 million compared to US$ 5,332 million in 2023; this increase of US$ 179 million was primarily due to lower proceeds from sales of financial assets, net for US$ 323 million (proceeds from sales of financial assets and interests received from financial assets, net of payments from purchase of financial assets), and higher proceeds from concessions, assignment agreements and sales of assets for US$ 127 million. Net cash flows used in investing activities in 2023 amounted to US$ 5,332 million compared to US$ 4,016 million in 2022; this increase of US$ 1,316 million was primarily due to higher acquisitions of property, plant and equipment and intangible assets for US$ 1,667 million, partially offset by lower payments from purchase of financial assets, net for US$ 329 million (payments from purchase of financial assets, net of proceeds from sales of financial assets and interests received from financial assets).

Net cash flows used in financing activities in 2024 amounted to US$ 293 million mainly due to payments of interest for US$ 707 million, payments of leases for US$ 400 million, and repayments of account overdrafts, net for US$ 48 million, partially offset by proceeds from loans net of debt repayments of US$ 865 million (proceeds from loans net of payments of loans). Net cash flows from financing activities in 2023 amounted to US$ 278 million mainly due to proceeds from loans net of debt repayments of US$ 1,271 million (proceeds from loans net of payments of loans), partially offset by payments of interest for US$ 623 million, and payments of leases for US$ 359 million.

Material cash requirements

The following paragraphs set forth our main material commitments under commercial contracts as of December 31, 2024:

•

Indebtedness: Total debt amounted to US$ 11,491 million as of December 31, 2024, of which US$ 2,301 million correspond to debt maturing in less than one year. These amounts include interests due throughout the life of the instruments. Interest on variable rate instruments is calculated using the rate as of December 31, 2024 (6% of our debt accrue interest at a variable rate). For a description of our loans and rate that they accrue see “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”. Additionally, see Note 22 to the Audited Consolidated Financial Statements.

•

Lease liabilities: Total undiscounted (in nominal terms) lease liabilities amounted to US$ 936 million as of December 31, 2024, of which US$ 404 million correspond to lease liabilities maturing in less than one year. See Note 21 to the Audited Consolidated Financial Statements.

•

Purchases of goods and services: Purchase obligations are obligations under contractual agreements to purchase goods or services, including investments projects. These obligations enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the timing of the transaction. For obligations with cancellation provisions, we considered the non-cancellable portion of the agreement or the minimum cancellation fee. In addition, purchase commitments under commercial agreements that do not provide for a total fixed amount have been determined using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts as of December 31, 2024.

As of December 31, 2024, the Company was committed to purchase goods and services for approximately US$ 6,490 million, of which US$ 1,235 million correspond to purchases maturing in less than one year. Our analysis was focused on quantitatively and/or qualitatively significant contracts (the contracts not analyzed are not quantitatively and/or qualitatively material to our business as a whole).

The expected timing for payments under these purchase obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts.

•	Other liabilities: Total other liabilities amounted to US$ 7,803 million as of December 31, 2024, and include:

-	Provisions, including provisions for lawsuits and contingencies, environmental liabilities and hydrocarbon wells abandonment obligations. See Note 17 to the Audited Consolidated Financial Statements.

-

Accounts payable, contract liabilities, salaries and social security, taxes payable, other liabilities, income tax liability, deferred income tax liabilities, net, and liabilities directly associated with assets held for sale as set forth in our Audited Consolidated Financial Statements.

As of December 31, 2024, the exploratory and development commitments and expenses until the expiration of the main exploration permits and exploitation concessions amount to US$ 1,994 million. See Note 35.c) to the Audited Consolidated Financial Statements.

In addition, we have additional commitments under granted guarantees. See Note 35.d) to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2024

Capital investments, expenditures and divestitures

Capital investments and expenditures

The table below sets forth, for each of the periods indicated, information regarding our capital investments and expenditures by activity:

	For the year ended December 31,
	2024		2023(2)		2022(2)
	(millions of US$)	(%)	(millions of US$)	(%)	(millions of US$)	(%)
Capital investments and expenditures (3)
Upstream (1)	4,114	74.3%	4,250	74.3%	3,149	74.5%
Downstream	1,151	20.8%	1,140	19.9%	837	19.8%
Gas and Power	142	2.6%	178	3.1%	78	1.8%
Central Administration and Others	130	2.3%	156	2.7%	166	3.9%
Total	5,537	100.0%	5,724	100.0%	4,230	100.0%

(1)	Includes acquisitions of property, plant and equipment and exploration expenses, net of unproductive exploratory drillings expenses and hydrocarbon wells abandonment obligations costs.
(2)

Comparative information for fiscal years ended December 31, 2023 and 2022 has been restated due to the changes on certain assets related to the production of frac sand for well drilling/fracking purposes as we described above in the Upstream business segment. See Note 5 to the Audited Consolidated Financial Statements.

(3)

These figures may differ from amounts reported as “capital expenditures”, “CAPEX” or similar terms in our earnings releases and other presentations and materials, which may include amounts consumed in operating costs and other adjustments, as described in those releases, presentations and materials.

Capital divestitures

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields in certain basins. This disposal of assets related to mature fields (“Mature Fields Project”) is consistent with the Company’s management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields, with the objective of maximizing value for the Company, its shareholders and investors. For further information see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects”, “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)” and “Item 4. Information on the Company—Business strategy—Strategic pillars: “4x4 challenge””. As of December 31, 2024, based on the evaluation of the changes in the fair value of the assets held for sale, the Company recognized a loss due to changes in the fair value of assets held for sale by US$ 260 million in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by the more pronounced decline of the fields and the lower production than expected due to their performance. The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process and the economic consideration to be agreed with third parties for such assets. See Notes 8 and 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements.

During 2024, the Company signed different assignment agreements for 8 groups of assets (24 areas), subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals. As of the date of this annual report, the remaining groups of assets, mainly conventional areas of Santa Cruz and Neuquén, are in negotiations with third parties for their disposal or reversion. For further information see “Item 4. Information on the Company—Business organization—Upstream”, “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves” and Note 11 “Mature Fields Project” section to the Audited Consolidated Financial Statements.

We have made no significant capital divestitures during 2023 and 2022.

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

Policy and regulatory developments in Argentina

For information regarding policy and regulatory developments relating to the oil and gas industry in Argentina see “Item 4. Information on the Company—Argentine legal and regulatory framework” and Note 36 to the Audited Consolidated Financial Statements. As discussed in “Item 3. Key information—Risk factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Critical accounting estimates

Our significant estimates and key sources of estimation uncertainty are described in Note 2.c) to the Audited Consolidated Financial Statements.

For information regarding the accounting policy of impairment of property, plant and equipment, intangible assets and right-of-use assets and the significant estimates and key sources of estimation uncertainty of the impairment test, see Notes 2.b.5) and 2.c), respectively, to the Audited Consolidated Financial Statements. The recoverable amount of property, plant and equipment, intangible assets and right-of-use assets analysis is performed on the year-end date or whenever there is any indication of impairment of the recoverable value. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the assets and the cash flows used in the impairment test calculation. These factors include, but are not limited to, oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions. According to the foregoing, and in connection with the estimation of impairment of property, plant and equipment as of December 31, 2024, if our future crude oil and natural gas prices were reduced by 5 US$/bbl and 0.5 US$/MBtu, respectively, for all years of the future discounted cash flows, and assuming all other factors remain constant, our provision for impairment of property, plant and equipment comprising the Upstream business segment CGUs would increase by approximately US$ 2.1 billion before income tax effects. Actual cash flows may be materially affected by other factors and there are numerous uncertainties inherent in the present value estimate of future cash flows, so this hypothetical calculation should not be construed as indicative of our development plans or future results of operations. In addition, for information regarding impairment charges see Note 8 to the Audited Consolidated Financial Statements, and for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves” and “Supplemental information on oil and gas producing activities (unaudited)”.

YPF | Form 20-F | 2024

ITEM 6. Directors, Senior Management and Employees

Management of the Company

The information provided below describes the composition and responsibilities of YPF S.A.’s Board of Directors and committees as of the date of this annual report.

Board of Directors

Composition of our Board of Directors

Our Board of Directors is currently composed of 11 directors and 10 alternate directors. Information about directors and alternate directors is set forth below:

	Position on the Board of Directors				Personal information

Name	Position	Director since (3)	Expiration term (4)	Independence	Born	Shares in YPF

Horacio Daniel Marín	Chairman and Director	2023	2026 (5)	No	May 8, 1963	Yes (2)
Carlos Manuel Bastos	Director	2023	2026	No	August 11, 1949	None
José Rolandi	Director	2023	2026	No	March 12, 1979	None
Eduardo Alberto Ottino	Director	2024	2026	Yes	April 6, 1953	None
Omar Gutiérrez	Director	2023	2026	Yes	September 24, 1967	None
Emiliano José Mongilardi	Director	2023	2026	No	September 28, 1986	None
Marilina José Jaramillo	Director	2024	2026	No	July 8, 1988	None
César Rodolfo Biffi	Director	2024	2026	Yes	January 30, 1957	None
Ignacio Ezequiel Bruera	Director	2024	2026	Yes	February 17, 1978	None
Eduardo Javier Rodríguez Chirillo	Director	2025	2026	No	December 28, 1964	None
Gerardo Damián Canseco	Director	2023	2026	No	April 14, 1965	Yes (2)
Guillermo Alberto Francos (1)	Director	2024	2026	Yes	April 20, 1950	Yes (2)
Santiago Martínez Tanoira	Alternate Director	2017	2026	No	September 6, 1972	Yes (2)
Silvia Noemí Ayala	Alternate Director	2020	2026	No	November 2, 1966	None
Mauricio Alejandro Martín	Alternate Director	2023	2026	No	July 29, 1971	Yes (2)
María Martina Azcurra	Alternate Director	2020	2026	No	March 5, 1971	Yes (2)
Guillermo Gustavo Koenig	Alternate Director	2023	2026	Yes	April 18, 1966	None
Carla Antonela Matarese	Alternate Director	2023	2026	Yes	October 31, 1979	None
Hugo Eduardo Rodríguez	Alternate Director	2023	2026	Yes	December 5, 1963	None
Pamela Fernanda Verasay	Alternate Director	2024	2026	No	April 26, 1980	None
Julio Alejandro Schiantarelli	Alternate Director	2023	2026	No	August 23, 1957	Yes (2)

(1)	Represents our Class A shares.
(2)	As of March 10, 2025, each individual owns less than 1% of our Class D shares.
(3)	Indicates when the person has been appointed as Director and as Alternate Director, as applicable, for the first time continuously.
(4)

Directors and Alternate Directors have been appointed to serve for 3 fiscal years which end on December 31, 2026, but will remain in office until the Shareholders’ meeting approving financial statements for the fiscal year ending December 31, 2026 appoints the Board of Directors.

(5)	The term of office of the Chairman is for 2 fiscal years.

The General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ meeting dated April 26, 2024 appointed Nicolás José Posse as Director and Guillermo Alberto Francos as Alternate Director for the Class A shares, and Horacio Daniel Marín, Mario Eduardo Vázquez, Carlos Manuel Bastos, José Rolandi, Eduardo Alberto Ottino, Omar Gutiérrez, Emiliano José Mongilardi, Horacio Oscar Forchiassin, Jimena Hebe Latorre, José Guillermo Terraf and Gerardo Damián Canseco, as Directors for the Class D shares. The aforementioned Shareholders’ meeting also appointed Santiago Martínez Tanoira, Silvia Noemí Ayala, Mauricio Alejandro Martín, María Martina Azcurra, Guillermo Gustavo Koenig, Carla Antonela Matarese, Hugo Eduardo Rodríguez, Pamela Fernanda Verasay, María Araceli Guzmán and Julio Alejandro Schiantarelli as Alternate Directors for the Class D shares. All Directors were appointed to serve for 3 fiscal years. Additionally, the Board of Directors’ meeting dated April 26, 2024 appointed Horacio Daniel Marín as Chairman of the Board of Directors.

At its meeting held on July 4, 2024, the Board of Directors accepted the resignations of the Class D shares Directors, Horacio Oscar Forchiassin and Jimena Hebe Latorre, and of the Class A shares Director, Nicolás José Posse. In addition, on July 4, 2024, the Supervisory Committee for the Class D shares appointed Marilina José Jaramillo and César Rodolfo Biffi as Directors for the Class D shares, both with a term of office until the election of new directors by the Shareholders’ meeting. In addition, the Company received a communication from the Class A shareholder, the Argentine National State (Secretariat of Energy - Ministry of Economy), informing that it had appointed Guillermo Alberto Francos as Director for the Class A shares.

On August 3, 2024, Mario Eduardo Vázquez, Director of the Board of Directors, and member and Chairman of the Audit Committee, passed away.

At its meeting held on November 7, 2024, the Board of Directors accepted the resignation of María Araceli Guzmán as Alternate Director for the Class D shares. Additionally, the Supervisory Committee for the Class D shares appointed Ignacio Ezequiel Bruera as Alternate Director for the Class D shares, until the election of new directors by the Shareholders’ meeting.

At its meeting held on November 14, 2024, the Board of Directors accepted the resignation of José Guillermo Terraf as Director for the Class D shares. Additionally, Ignacio Ezequiel Bruera was appointed as Director for the Class D shares in replacement of José Guillermo Terraf, until the election of new directors by the Shareholders’ meeting.

On February 19, 2025, the Members of the Supervisory Committee for the Class D shares appointed Eduardo Javier Rodríguez Chirillo as Director for Class D shares, in replacement of Mario Eduardo Vázquez, until the election of new directors by the Shareholders’ meeting.

For information about the election of Directors see “Item 10. Additional information—Directors”.

On March 27, 2025, the Board of Directors called for an Ordinary and Extraordinary and Special Ordinary Class A and D General Shareholders’ meeting to be held on April 30, 2025.

YPF | Form 20-F | 2024

Outside business interests and experiences of the members of the Board of Directors

Horacio Daniel Marín

Current position: Director and Chairman of the Board, and Chief Executive Officer (“CEO”) of YPF S.A.

Other directorships: None.

Experience: Over the course of his 36-year career, he worked in the development and strategy of the oil and gas industry in several countries besides Argentina, including the United States, Mexico, Venezuela, Colombia, Ecuador, Peru and Bolivia, holding different positions in operations, development, exploration and strategy. He was responsible for the development of both the surface and the infrastructure in the Fortín de Piedra block in the Vaca Muerta formation, developed in record time. He served at Tecpetrol S.A. as Corporate Reservoir Manager, among other positions, and in November 2008 he was appointed Exploration & Production President of Tecpetrol S.A., a position he held until December 2023.

Education: He is a Chemical Engineer graduated from Universidad Nacional de La Plata. He holds a Master’s degree in Petroleum Engineering from University of Texas at Austin. In 2009 he attended the Executive Program at the Graduate School of Business at Stanford University.

Carlos Manuel Bastos

Current position: Director of the Board.

Other directorships: Director of the board of Metrogas, Vice President of Andina Electricidad S.A. and Trancura Energía S.A.

Experience: In 1970 he joined Empresa Provincial de Energía de Córdoba (“EPEC”) where he worked as a technician and then as an engineer. He held the following positions until 1996: Undersecretary of Energy (1991), Secretary of Energy (1992-1995), Secretary of Energy and Communications (1995), Secretary of Energy and Transportation (1995) and Secretary of Public Works and Services (1996). Between July 1999 and December 1999, he was Chairman of EPEC. Between March 2001 and December 2001, he was the Minister of Infrastructure of Argentina. Between March 2016 and December 2017, he was appointed “vocal primero” of the Ente Nacional Regulador de la Electricidad (“ENRE”). He was a consultant in the energy industry. He has been a member of the Advisory Experts team of Trench Energy Consulting S.A., and he has been an independent consultant in hydrocarbons and electric energy. He acted as arbitrator and expert witness in many arbitration cases on regulatory issues in Argentina and other Latin American countries related to the energy distribution and transport.

Education: He holds a degree in Electronic Engineer from Universidad Nacional de Córdoba, Facultad de Ciencias Exactas with a postgraduate degree in Energy Economics from Fundación Bariloche.

José Rolandi

Current position: Director of the Board.

Other directorships: None.

Experience: He worked as a senior consultant at Imagina Management & IT S.A. advising on projects in the oil, petrochemical and mass consumption industries between 2007 and 2011. He worked as project manager of the Carape I and II Wind Farm and the Aconcagua Bi-oceanic Corridor in Corporación América S.A. between 2011 and 2014. Between 2014 and 2018 he was Strategic Planning and Commercial Manager at CGC being responsible for the commercialization of crude oil, natural gas and LNG. He also has experience in IT, having co-founded companies related to artificial intelligence, augmented reality and development of solutions based on facial biometrics.

Education: He holds an Industrial Engineer degree from Instituto Tecnológico de Buenos Aires (“ITBA”).

Eduardo Alberto Ottino

Current position: Director of the Board.

Other directorships: None.

Experience: He has 42 years of experience having held various positions in the areas of management control, economic and financial planning, tax, internal audit, administration, reporting and finance. He played key roles in the acquisitions of large and medium-sized industrial companies acquired by the Techint Group in Argentina (Sociedad Mixta Siderurgia Argentina -today Ternium S.A.-, Comesi and Armco), as well as in the United States (Maverick and Hydril), Venezuela Siderúrgica del Orinoco SIDOR S.A. and Europe (Silcotube). He was Administrative Director of Siderar between 1992 and 1999, and Director of Administration and Finance of Techint Ingeniería y Construcción and Techint Engineering Company between 2000 and 2002. Between 2003 and 2007 he was Chief Administrative Officer of Tenaris S.A. and between 2008 and 2016 he was Chief Administrative Officer of the Techint Group.

Education: He is a Certified Public Accountant graduated from the School of Economics from Universidad Nacional de La Plata. He holds a master’s degree in Business Administration from Instituto de Altos Estudios Empresariales (“IAE”).

Omar Gutiérrez

Current position: Director of the Board.

Other directorships: None.

Experience: In 2003 he was elected representative of the Municipal Council of Neuquén, where he served until 2005. He served as Chairman of the board of directors of Banco Provincia de Neuquén from 2005 to 2011. He served as Minister of Economy and Public Works of the Neuquén Province between 2011 and 2015. In April 2015 he was elected Governor of the Neuquén Province; being reelected in 2019 until 2023. He presides the political party “Movimiento Popular Neuquino”. Between 2014 and 2016, he served as Alternate Director of YPF S.A.’s Board of Directors.

Education: He is a Certified Public Accountant graduated from Universidad Nacional del Comahue.

Emiliano José Mongilardi

Current position: Director of the Board.

Other directorships: None.

Experience: He worked as production and maintenance officer at Petromark S.R.L. He is a union representative of the Sindicato de Petróleo y Gas Privado del Chubut of the Chubut Province and treasurer of the Obra Social de Petroleros de Chubut and of Mutual de Petroleros de Chubut. Between 2019 and 2023 he was Provincial Deputy for the Chubut Province.

Education: He holds a diploma in Management and Administration from Instituto Educativo Argentino (“IEA”), specialized in international trade.

YPF | Form 20-F | 2024

Marilina José Jaramillo

Current position: Director of the Board.

Other directorships: None.

Experience: Between 2014 and 2023 she served as General Supervisor of Sindicato Petrolero y Gas Privado of the Santa Cruz Province. Between 2015 and 2023 she was General Supervisor and Treasurer of Mutual 12 de Septiembre. Between 2021 and 2023 she was managing partner of HJN S.R.L and managing partner of La Prensa S.R.L. She also served as Treasurer of the political party “Somos Energía Para Renovar Santa Cruz” between 2022 and 2024. She currently serves as Alternate Director of Banco Santa Cruz, as Regular Representative of fiscal responsibility of the Santa Cruz Province, as Regular Representative of the Federal Tax Commission of the Santa Cruz Province, and Minister of Economy, Finance and Infrastructure of the Santa Cruz Province.

Education: She is a Public Accountant from Universidad Siglo 21.

César Rodolfo Biffi

Current position: Director of the Board.

Other directorships: None.

Experience: Between 1981 and 1987 he practiced his profession privately. Between 1983 and 1987 he was appointed Councilman of the City of Godoy Cruz, Mendoza Province. Between 1990 and 1999 he was a Provincial Deputy. Between 1999 and 2007 he was appointed Mayor of the Municipality of Godoy Cruz. He was Provincial Senator from 2010 to 2014, and Provincial Deputy between 2015 and 2019. From 2020 to 2023 he served as Undersecretary of Institutional Relations of the Ministry of the Mendoza Province.

Education: He is a surveyor graduated from Universidad Juan Agustín Maza.

Ignacio Ezequiel Bruera

Current position: Director of the Board.

Other directorships: None.

Experience: From 1999 to 2002, he worked as a cost analyst at Siemens S.A. in the Energy and Industry, Power Transmission and Distribution Division. From 2003 to 2011, he served as research manager in Fundación Observatorio PyME, a nongovernmental organization created by Unión Industrial Argentina, Università di Bologna (“UNIBO”) and Organización Techint. From 2016 to 2019, he served as National Director of Planning and Monitoring of Strategic Projects for regional development for the northwest of Argentina at the Chief of Ministerial Cabinet. From 2019 to 2024, he served as strategic development manager in Jujuy Energía y Minería Sociedad del Estado and since 2021 was also in charge of the electric mobility project for public transport services. From 2009, to present he provides technical assistance and advice to public sector agencies, local governments, business chambers and international organizations. He is currently the CEO of Big Data Estratégico, a company that develops and implements advanced data analytics techniques to achieve continuous improvement processes.

Education: He holds a degree in Economics from Universidad de Buenos Aires. He holds a master’s degree in international relations, Europe-Latin America, from UNIBO and a master’s degree in urban economics from Universidad Torcuato Di Tella (“UTDT”).

Eduardo Javier Rodríguez Chirillo

Current position: Director of the Board.

Other directorships: None.

Experience: He has more than 30 years of experience in the energy sector in Latin America. He acted as amiable compositeur in the arbitration process held in 1999 between the Republic of Ecuador and Eléctrica Emelec. From 2007 to 2012, he was founding partner of ERC & Asociados, law firm providing legal advice on energy, real estate, and foreign investment matters. From 2001 to 2008 he served as legal director for Latin America at Iberdrola, S.A., company involved in the production, distribution and commercialization of energy. From 2014 to 2023, he was the founding partner of ERC Consultores, a consulting firm specialized in energy issues (electricity, renewables, oil and gas) in Argentina, Mexico and Spain. From 2013 to 2015, he was Executive Vice President of Gauss Energía S.A., an electricity, gas and renewable energy company. From December 2023 to October 2024, he served as Secretary of Energy under the Argentine Ministry of Economy. He currently works as an independent consultant.

Education: He holds a law degree from Universidad Católica Argentina and holds a PhD in Law (Cum Laude) from University of Navarra.

Gerardo Damián Canseco

Current position: Director of the Board.

Other directorships: None.

Experience: He has been an employee of YPF since September 1984. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Santa Fe Province from 2007 to 2011, Undersecretary of Labor for the Ministry of Labor and Social Security from 2011 to 2014. Likewise, he was President of the Centro de Estudios Laborales y Sociales of Rosario in the Santa Fe Province from 2014 to 2016. Between 1992 and 2021 he was the General Secretary of the San Lorenzo branch of the Federation of Oil and Hydrocarbon Workers Union (“SUPeH”). Since December 2021 he is the Secretary of Trade Union Affairs and Training of SUPeH.

Education: He holds a law degree from Universidad Abierta Interamericana (“UAI”) and specializes in trade union law.

Guillermo Alberto Francos

Current position: Director of the Board.

Other directorships: None.

Experience: Between 1974 and 1978, he worked as a lawyer in the Department of Legal Affairs of the Ministry of Justice of the Nation, and worked as Director of the Instituto Nacional de Crédito Educativo between 1978 and 1985. Between 1970 and 1973, he served as Private Secretary of the Ministry of Justice and as Councilman of the capital city of Argentina between 1985 and 1993. In 1994 he was appointed Undersecretary of the IGJ. He was elected National Deputy between 1997 and 2000. He held several executive positions at Corporación América S.A. in the agricultural, services, energy, infrastructure and technology sectors, until he became director in 2012. Between 2000 and 2007, he was director of Aeropuertos Argentina 2000 S.A. He was president of Banco Provincia de Buenos Aires between 2007 and 2011 and he was Argentina’s representative before the Inter-American Development Bank between 2019 and 2023. Between December 2023 and May 2024, he served as Minister of the Interior of the Argentine Republic. Since May 2024, he serves as Chief of the Cabinet of Ministers of the Argentine Republic.

Education: He holds a law degree from Universidad del Salvador.

YPF | Form 20-F | 2024

Santiago Martínez Tanoira

Current position: Alternate Director of the Board, and LNG and Integrated Gas Executive Vice President of YPF S.A.

Other directorships: Director and Chairman of the board of directors of Mega and YPF EE.

Experience: In 1998, he joined YPF S.A. and took on several roles within the petrochemical business. He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he was appointed Director of Basic Petrochemical and Intermediate Products at Repsol in Spain. Afterwards, he was appointed Chemistry Director at YPF S.A. from 2011 until 2012. He was also member of the board of directors of Profertil. From 2012 until 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. He was our Upstream Executive Vice President from October 2016 to August 2017, our Downstream Executive Vice President from August 2017 to May 2020, and our Gas and Power Executive Vice President from May 2020 to January 2025.

Education: He holds a degree in Industrial Engineering from ITBA and a master’s degree in business administration from Universidad Austral. He completed specialization courses at Universities of Darden, Wharton and Harvard.

Silvia Noemí Ayala

Current position: Alternate Director of the Board.

Other directorships: Member of the board of directors of AESA and Eleran Inversiones 2011 S.A.U.

Experience: She joined YPF S.A. in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF S.A. that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. Between 2008 and 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager between June 2018 and August 2021. Since October 2021 she is leading high-impact projects focused on optimization and automation of corporate governance.

Education: She is Public Accountant from Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from ESEADE.

Mauricio Alejandro Martín

Current position: Alternate Director of the Board, and Midstream and Downstream Executive Vice President of YPF S.A.

Other directorships: Member of the board of directors of VMOS S.A.

Experience: He joined YPF S.A. in 1997, developing his career in different areas and roles of our downstream business, as Process Engineer, Production Manager, CMASS Manager, Industrial Complex Manager, and Manager of Planning and Technical Development. From June 2017 to May 2020, he served as Logistics Executive Manager. Between May 2020 and August 2022, he was our Downstream Vice President. Between September 2022 and February 2023, he served as our Services Vice President. He also served as our Digital Technologies and Transversal Solutions Vice President from February 2023 to December 2023 and our Downstream Executive Vice President from December 2023 to January 2025.

Education: He holds a degree in Industrial Engineering from Universidad Nacional de Cuyo, with several specialization programs from IAE Business School and an MBA from UCEMA.

María Martina Azcurra

Current position: Alternate Director of the Board and Executive B2B Manager (Commercialization) of YPF S.A.

Other directorships: Member of the board of directors of Profertil and Mega.

Experience: She joined YPF S.A. in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Head of Support and Functional Development within the Corporate Economic-Administrative area. From 2008 to 2010, she served as Corporate Manager for Strategy, Planning and Management Control. Between 2010 and 2017, she held different managing positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for the Downstream Vice Presidency. In 2020, she was appointed Executive Chemical Manager, a position she held until January 2024.

Education: She holds a Public Accounting and a Business Administration degree from Universidad de Buenos Aires and a master’s degree in business management from Universidad del Salvador.

Guillermo Gustavo Koenig

Current position: Alternate Director of the Board.

Other directorships: None.

Experience: He served as financial director of Casino Magic Neuquén S.A., being responsible for the financial management of the company and the coordination of areas such as internal audit, purchasing, administration and accounting. He was financial advisor of Argentina Gaming Group S.A. He was financial director of Crown Casinos S.A., coordinating the accounting team, preparing monthly and annual balance sheets. He was administration and finance manager of Bacs S.A. He was also president of Mercado de Concentración de la Provincia del Neuquén S.A. until December 2023. Since December 2023, he is the Minister of Economy, Production and Industry of the Neuquén Province.

Education: He is a Certified Public Accountant from Universidad Nacional del Comahue.

Carla Antonela Matarese

Current position: Alternate Director of the Board.

Other directorships: None.

Experience: Between 2005 and 2007, she worked at the Ministry of Production of the Chubut Province, as Advisor in the Management of Financial Programs and Special Projects and as Director of Development Promotion. Between 2007 and 2009, she worked as Undersecretary of Resources in the Comodoro Rivadavia Municipality and as Secretary of Finance and Management Control. She was Government Advisor in Organizational Strategic Management in the Government of the Chubut Province between 2011 and 2013. In 2018, she worked as a consultant for the design and communication of the Government Plan for the municipal political campaign. During 2021, she worked as an external consultant in administrative management with trade union health schemes of the Puerto Madryn City, as well as internal consultant in the Sociedad Cooperativa Popular Limitada in strategic planning and organizational management. Since December 2023, she works as Government Advisor in the Cabinet Coordination of the Chubut Province, in charge of the design of the government management system.

Education: She holds a degree in Banking and Financial Companies from Universidad Argentina de la Empresa (“UADE”).

YPF | Form 20-F | 2024

Hugo Eduardo Rodríguez

Current position: Alternate Director of the Board.

Other directorships: None.

Experience: He has experience in the oil and gas industry, having managed national and international oil services companies. He worked as head of logistics and warehousing between 1986 and 1988, head of personnel and head of human resources between 1993 and 1997 in Parker Drilling Services Americas S.R.L. and Rowan Drilling Argentina Inc. In 1995, he founded Memcap S.A., an oilfield and land remediation services supplier. In 2011, he acquired Brest S.A., a provider of oil field services. In 2014, he founded CODEDCO S.A., digital education schools in Caleta Olivia, Pico Truncado and Las Heras cities. In 2018, he founded H.E.R.C. Energy S.A., a company that provides solutions for hydrocarbons remediation and Santa Cruz Prevention S.A., a company that provides workwear for the oil industry.

Education: He is a mechanical technician of Escuela Nacional de Educación Técnica N°2 of the Rosario City in the Santa Fe Province.

Pamela Fernanda Verasay

Current position: Alternate Director of the Board.

Other directorships: None

Experience: From December 2015 to December 2021, she served as National Senator for the Mendoza Province and serving on the committees of General Legislation; Regional Economies, Social Economy, Micro, Small and Medium Enterprises; National Economy and Investment; Industry and Trade; Mining, Energy and Fuels; Science and Technology, among others. She served as Chairman of the Argentina-Chile Joint Parliamentary Bicameral Commission. Between 2019 and 2021, she served as First Vice President of the Senate of the Nation. From 2021 to date, she has been a National Deputy for the Mendoza Province and is a member, among others, of the committees of Energy and Fuels, Natural Resources and Conservation of the Human Environment, Labor Legislation, and Finance.

Education: She is a Certified Public Accountant graduated from Universidad Nacional de Cuyo. She has completed a specialization in Legal and Economic Structure of Energy Regulation and an interdisciplinary master’s degree in Energy (thesis currently pending), both at the Center for the Study of Energy Regulatory Activity, School of Law of Universidad de Buenos Aires.

Julio Alejandro Schiantarelli

Current position: Alternate Director of the Board.

Other directorships: None.

Experience: He joined YPF S.A. in 1977 at the Reservoir Engineering area. He also served at the Training and Development Area. He was appointed General Secretary of SUPeH Florencio Varela in 1984, reelected until 1992. He held different positions in SUPeH. He was a member of the Arbitration Commission of the General Confederation of Workers of the Argentine Republic (“CGT”), representing SUPeH. Currently, he serves as Deputy Secretary of SUPeH.

Education: He holds a degree in Industrial Relations from UADE.

To the knowledge of the Company, none of the Directors and Alternate Directors have family relationships with members of senior management or other members of the Board of Directors.

Board of Directors’ practices

The information provided below describes the responsibilities of our Board of Directors.

In accordance with the Argentine General Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent businessperson. Directors are jointly and severally liable to YPF S.A., its shareholders and to third parties for the improper performance of their duties, for violating the law, our bylaws or other regulations, and for any damage caused by willful misconduct, abuse of authority or gross negligence. Specific duties may be assigned to a director by the bylaws, applicable regulations, or by shareholders resolution. In such cases, a director’s liability will be determined by reference to the performance of those specific duties so long as the director’s appointment and assignment of duties was approved at a shareholders’ meeting and was registered with the Superintendence of Legal Entities.

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

As part of its continuing process of improving the corporate governance of YPF S.A., the Board of Directors implements an annual self-assessment that covers aspects related to the functioning of the Board of Directors in general, its committees and its members individually.

With this process, the functioning and effectiveness of the Board of Directors can be monitored regularly, according to the best corporate governance practices. This is also a requirement of the BYMA Corporate Governance Panel, of which YPF S.A. is a party, and a recommendation of the CNV regulations, and is aligned with the NYSE Listing Regulations.

YPF | Form 20-F | 2024

The Board of Directors can also entrust the Corporate Secretary with the preparation and implementation of improvement proposals, based on the results obtained under the YPF S.A.’s Corporate Governance continuous improvement plan.

For information regarding to the Board of Directors roles in cybersecurity see “Item 16K. Cybersecurity”.

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

For the year ended December 31, 2024, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 58.606 million (US$ 59 million), excluding social security payments made by YPF S.A. as required by law, but including Ps. 30.306 million (US$ 31 million) in the form of equity compensation plans, pensions, retirement or similar benefits that YPF S.A. provides to its Board of Directors and executive officers. All compensations are determined in the currency of legal tender, which is the Argentine peso.

Additionally, as indicated above, some of the members of our Board of Directors may also be employees of YPF S.A. Thus, we include a brief description of our current employee benefit plans and programs.

YPF’s performance-based compensation programs include performance bonus programs which are intended to motivate and reward individuals for the annual achievement of business objectives. The Company has short-term benefit cash payment programs applicable to certain employees. These programs are mainly based on the fulfillment of vice presidencies and unit objectives and may be increased based on individual performance. They are calculated considering the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable compensation program based on the Company’s results (“CVR”, by its acronym in Spanish) was implemented, to be paid whenever these results are positive.

Since 2013, YPF S.A. has implemented a share-based benefit plan, which: (i) encourages key personnel to align their performance with the objectives of YPF S.A.’s strategic plan; (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in the share price; and (iii) assists in the retention of key personnel within YPF S.A. In addition, in April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees.

For additional information see Notes 2.b.11) and 38 to the Audited Consolidated Financial Statements and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Executive officers who also perform as members of the Board of Directors can also be entitled to the aforementioned programs (with certain exceptions), which shall be subject to the limitations set forth hereinabove in this section.

None of the non-employee members of YPF S.A.’s Board of Directors is party to any service contract with us or any our subsidiaries providing for benefits upon termination of their term in office.

Board of Directors’ Committees

YPF’s Board of Directors has established the following committees: Audit Committee, Legal and Institutional Affairs Committee, Risk and Sustainability Committee, Strategy and Transformation Committee, the Compensation and Nomination Committee and the Disclosure Committee. These committees periodically report its activities to the Board of Directors.

The following table sets forth a summary of the composition of the committees composed of Directors as of the date of this annual report:

			Committees
Member	Audit	Legal and Institutional Affairs	Risk and Sustainability	Strategy and Transformation	Compensation and Nomination	Member since (1)

Eduardo Alberto Ottino (2)	●		●	●	●	2024

Omar Gutiérrez	●	●	●			2023

César Rodolfo Biffi	●		●	●		2024

Eduardo Javier Rodríguez Chirillo		●	●			2025

Horacio Daniel Marín		●		●	●	2023

José Rolandi		●			●	2023

Guillermo Alberto Francos (3)				●		2024

● Committee Chair

● Committee Member

(1)

The members of the Audit Committee have been appointed to serve for 1 fiscal year which ended on December 31, 2024 but remain in office until the Board of Directors’ meeting appoints the members of the Committee while the members of the rest of the committees have been appointed to serve for 3 fiscal years which end on December 31, 2026 but remain in office until the next Shareholders’ meeting appoints the Board of Directors.

(2)	Designated as the “Audit Committee Financial Expert” by the Board of Directors, pursuant to the rules and regulations of the SEC.
(3)	Director for the Class A shares.

YPF | Form 20-F | 2024

The activities and responsibilities of the committees are further described below.

Audit Committee

The Capital Markets Law, described in “Item 9. The offer and listing”, and the Article 15, Sections V, Chapter III, Title II of the CNV Rules require publicly traded corporations to appoint an Audit Committee composed of at least 3 members of the Board of Directors and which majority of its members must be independent directors. The Audit Committee’s regulations set forth the composition and provisions for the performance of the Audit Committee, according to the applicable law. Executive directors of YPF S.A. are not permitted to sit on the Audit Committee.

See “Item 6. Directors, Senior Management and Employees—Independence of the members of our Board of Directors and Audit Committee”.

Activities of the Audit Committee

Our Audit Committee supports the Board of Directors in its oversight duties, such as:

●

Periodically supervises the functioning of the internal control over financial reporting system and the administrative-accounting system, as well as the reliability of the latter, and of the financial information, hydrocarbon reserves information and other relevant information communicated to the CNV and the markets in compliance with the applicable information regime.

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

Meetings

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From May 8, 2024 to March 28, 2025, the Audit Committee held 11 formal meetings.

Economic and financial information

Using the assessment of the Chief Financial Officer (“CFO”) and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements (for statutory, legal and regulatory purposes filed with CNV) before they are submitted to the Board of Directors. The Audit Committee reviewed our Consolidated Financial Statements as of and for the year ended December 31, 2024 and comparative information included in this annual report and our report on Form 6-K furnished to the SEC on March 14, 2025.

Oversight of the internal control system

Our internal control over financial reporting system is aligned with the requirements established by Section 404 of the Sarbanes-Oxley Act. These regulations provide, among other requirements that, along with the annual audit, a report must be presented by our management relating to the design, maintenance and periodic evaluation of the internal control over financial reporting system and be accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department.

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

As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditor of the Consolidated Financial Statements for the year ended December 31, 2025.

Legal and Institutional Affairs Committee

Among its main functions, the Legal and Institutional Affairs Committee is responsible for the supervision of management and analysis of the litigation strategy of the main pre-trial, arbitral and judicial disputes where YPF S.A. is a party, among other matters.

Risk and Sustainability Committee

The Risk and Sustainability Committee main functions are to establish comprehensive management policies for business risks and to monitor their adequate implementation; to identify and evaluate risk factors that are specific to YPF S.A. and/or its activity; and to monitor risks and implement corresponding mitigation actions, among other functions.

Strategy and Transformation Committee

The Strategy and Transformation Committee main functions, among others, are to discuss issues related to YPF S.A.’s medium and long-term strategy and to act as liaison between the Board of Directors and the Executive Management Committee (the Senior Management herein), in order to facilitate and expedite the internal treatment of YPF S.A.’s business development overall strategies; to resolve, in the event of unforeseen or emergency situations when it would not be possible to convene a Board of Directors meeting, the approval of YPF S.A.’s operations and/or necessary management, subject to the ratification of the Board of Directors.

YPF | Form 20-F | 2024

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

For further information see “Item 6. Directors, Senior Management and Employees—Compliance with the NYSE Listing Standards on Corporate Governance”.

Disclosure Committee

The Disclosure Committee main functions are:

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

●

Take on activities similar to those stipulated in the SEC regulations for a disclosure committees with respect to the existence and maintenance of adequate procedures and controls for the preparation and content of the information to be included in the financial statements and any accounting and financial information to be filed with the CNV and other regulators of the stock exchanges where our stock is listed.

●	Formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

●	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded.
●	Annual and quarterly financial reports.
●	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders.
●	General communications to shareholders.
●	Presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee is composed of the following members (see “Item 6. Directors, Senior Management and Employees—Management of the Company—Senior Management”):

	Position in the Company and in Disclosure Committee		Personal information

Name	Position	Member since (1)	Born	Shares in YPF
Horacio Daniel Marín	CEO	2024	May 8, 1963	Yes (4)
Federico Barroetaveña (2)	CFO	2023	April 17, 1965	Yes (4)
Matías Osvaldo Farina	Upstream Executive Vice President	2023	February 16, 1973	Yes (4)
Santiago Martínez Tanoira	LNG and Integrated Gas Executive Vice President	2016	September 6, 1972	Yes (4)
Mauricio Alejandro Martín	Midstream and Downstream Executive Vice President	2020	July 29, 1971	Yes (4)
Andrés Marcelo Scarone	New Energies Vice President	2025	July 5, 1969	Yes (4)
Maximiliano Pedro Westen	Strategy, New Businesses and Controlling Vice President	2023	January 31, 1979	Yes (4)
Walter Ariel Actis	Supply Chain Vice President	2023	December 7, 1973	Yes (4)
Gustavo María Gallino	Infrastructure Vice President	2023	August 10, 1959	None
Guillermo Andrés Pitrelli	Quality, Environment and Safety Vice President	2023	June 5, 1977	Yes (4)
Alejandro Luis Wyss	Technology Vice President	2023	June 20, 1968	Yes (4)
Germán Vito Fernández Lahore (3)	Legal Affairs Corporate Vice President	2015	September 19, 1968	Yes (4)
Guillermo José Garat	Corporate Affairs, Communication and Marketing Vice President	2023	March 8, 1978	Yes (4)
Lisandro Deleonardis	Public Affairs Vice President	2023	April 1, 1974	Yes (4)
Florencia Tiscornia	People and Culture Vice President	2021	May 28, 1974	Yes (4)
Marcelo Gustavo Aldeco	Labor Relations Vice President	2023	November 23, 1975	Yes (4)
Javier Horacio Fevre	Internal Auditor	2012	May 24, 1965	Yes (4)
Raúl Alberto Stoeff Belkenoff	Reserves Auditor	2023	July 18, 1964	Yes (4)

(1)

No expiration date of position specified when appointed. The year indicates when the person was appointed as a member of the Disclosure Committee for the first time continuously, regardless of the different positions they may have served.

(2)	President of the Disclosure Committee.
(3)	Secretary of the Disclosure Committee.
(4)	As of March 10, 2025, each individual owns less than 1% of our Class D shares.

YPF | Form 20-F | 2024

Outside business interests and experiences of the members of the Disclosure Committee

Federico Barroetaveña

Current position: CFO of YPF S.A.

Other current activities: Member of the board of directors of VMOS S.A. and Instituto Argentino de Ejecutivos de Finanzas (“IAEF”).

Experience: He joined the Techint Group in 1985 and held different positions in Mexico, United States and Argentina, which gave him a vast experience in finance, business development and accounting areas. He served as CFO at Techint Engineering and Construction S.A. between 2017 and 2023 in charge of administration, finance and IT. Before that, he served as Finance Director at Tenaris S.A., contributing actively to the financial strategies that supported the company’s global operations, mergers and acquisitions for 10 years.

Education: He is a Certified Public Accountant graduated in 1987 from Universidad de Buenos Aires and completed his executive education at Universities of Harvard and Wharton.

Matías Osvaldo Farina

Current position: Upstream Executive Vice President of YPF S.A.

Other current activities: None.

Experience: He began his career in Tecpetrol S.A in 1997 as Company-Man of Drilling and Completion in Neuquén, Mendoza, Tartagal, Comodoro Rivadavia and Bolivia and has developed his career as Corporate Manager, Director and Vice President of Drilling, Completion, Workover and Pulling in Tecpetrol S.A. between December 2008 and December 2023.

Education: He is a petroleum engineer graduated from the ITBA and holds a master´s degree of Engineering from Texas A&M University.

Andrés Marcelo Scarone

Current position: New Energies Vice President of YPF S.A.

Other current activities: None.

Experience: He has over 30 years of experience in YPF S.A. Within the oil sector, he led operations in Argentina and in Latin America. He worked for 12 years outside Argentina, in Lima, Quito and Guayaquil, where he was in charge of the company’s retail operations. Since 2010 he has been in Argentina, where he headed the Commercial Executive Management of YPF S.A. and then the Trading Executive Management. He served as General Manager of Mega, from June, 2020 to December, 2024.

Education: He is an Industrial Engineer, graduated from the Universidad Católica Argentina (UCA) with a specialization at the Massachusetts Institute of Technology where he attended the Advanced Study Program Fellow, and from the University of Piura (Perú), where he completed the Management Development Program.

Maximiliano Pedro Westen

Current position: Strategy, New Businesses and Controlling Vice President of YPF S.A.

Other current activities: None

Experience: He worked for 10 years in Tecpetrol S.A. in different roles, such as in business development and corporate planning in Argentina and United States. He joined YPF S.A. in 2016 as Business Development Manager until 2019. From 2020 to 2022 he held the role of Corporate Strategy Manager at YPF S.A. In 2023, he served as Executive Manager of the LNG project until December 2023.

Education: He is an industrial engineer graduated from the Universidad of Buenos Aires.

Walter Ariel Actis

Current position: Supply Chain Vice President of YPF S.A.

Other current activities: Chairman of the board of directors of AESA and Y-TEC.

Experience: He started his career in the YPF Group as CEO of AESA between September 2018 and December 2020. Between 2021 and 2022 he served as Manager of the Supply Chain Department. He began his professional career at Schlumberger where he occupied different roles as Operations Manager for Argentina, Chile, Colombia, Peru and Ecuador. He was Drilling & Measurement Personnel Manager worldwide in Houston, Vice President of Artificial Lift for Latin America, CEO for Schlumberger Argentina, Bolivia and Chile and Commercial Director of Drilling Group worldwide based in London. He served as Executive Manager of Critical Projects reporting to the CEO of YPF S.A. until December 2023. He was our Supply Chain and Services Vice President from December 2023 to January 2025.

Education: He is an electronic engineer graduated from Universidad Nacional de Córdoba.

Gustavo María Gallino

Current position: Infrastructure Vice President of YPF S.A.

Other current activities: Director and Chairman of VMOS S.A.

Experience: He has more than 40 years of experience in the engineering and construction oil and gas industry and energy projects. He began his professional career in Grupo Perez Companc, as Vice President of SADE, Venezuela Business Unit. He joined Techint Engineering and Construction S.A. in 2001 as General Manager in Venezuela, in 2004 he was in charge of the Commercial Department for South America. Between 2008 and 2016 he was General Manager of the Northern Area of Techint Engineering and Construction S.A. in charge of operations in Mexico, United States and Central America. He served as General Director of the Southern Area of Techint Engineering and Construction S.A. in Argentina, Uruguay, Bolivia and Paraguay between March 2016 and December 2023.

Education: He is a construction engineer and civil engineer graduated from Universidad Nacional de La Plata.

YPF | Form 20-F | 2024

Guillermo Andrés Pitrelli

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

Alejandro Luis Wyss

Current position: Technology Vice President of YPF S.A.

Other current activities: Director of YPF Digital S.A.U.

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

Education: He holds a degree in Computer Systems from the School of Engineering of Universidad de Buenos Aires and attended courses in Business Administration at the School of Economics of the same university.

Germán Vito Fernández Lahore

Current position: Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee.

Other current activities: None.

Experience: He has been our Legal Affairs Corporate Vice President since December 2015. Prior to joining YPF, he served as an attorney at Estudio Beccar Varela, and as foreign associate at Haynes and Boone, LLP in Dallas, Texas. He joined our company in 2002 and served as our E&P Legal Affairs Manager and Upstream Legal Affairs Director. He is a professor of law at Universidad Torcuato Di Tella for the Law and Energy (Hydrocarbons) program, and at Universidad Austral for the Diploma in Hydrocarbons and Energy Law program. He is a member of the Academic Council of the Argentine Journal of Energy, Hydrocarbons and Mining Law (“Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería” (“RADEHM”)). His areas of expertise include corporate law, M&A, energy law, oil and gas law, mining law and natural resources taxation and financing.

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

Guillermo José Garat

Current position: Corporate Affairs, Communication and Marketing Vice President of YPF S.A.

Other current activities: Director and Chairman of YPF Digital S.A.U. and Fundación YPF.

Experience: He worked at the daily business newspaper El Cronista Comercial and is a member of the Professional Council of Public Relations. He worked as a producer in different types of media content such as print, radio and television. He specializes in institutional and political communication, working actively in Argentina, Mexico, United Sates, Brazil and other countries. Since 2001 he promoted the setting up of several consulting and polling service companies, as well as founding others related to real estate and the food industry as an entrepreneur. Since December 2023, he serves as our Corporate Affairs, Communication and Marketing Vice President.

Education: He studied Economics at the Universidad Católica Argentina.

Lisandro Deleonardis

Current position: Public Affairs Vice President of YPF S.A.

Other current activities: None.

Experience: He began his career in Grupo Techint in 1993 where he held different positions in the field of Institutional Relations for Argentina (Neuquén), Colombia, Ecuador, Perú, Venezuela, Central America, and the Caribbean for the different companies of the group. He served as senior Director of Institutional Relations at Oil and Gas, Engineering and Construction and Services for Techint S.A. between 2017 and 2023, being responsible for institutional and governmental relations of Tecpetrol S.A., Techint Engineering and Construction S.A. and service companies. He was a member of the board of directors of the Cámara de Exportadores de la República Argentina (Chamber of Exporters of the Argentine Republic); Unión Industrial of the Buenos Aires Province; Argentine-Chinese Chamber of Commerce; Vice President of the Argentine-Mexican Chamber of Commerce. He is also Chairman of the International Relations Department of the Cámara Argentina de la Construcción (Argentine Chamber of Construction); and first Vice-Chairman of the Cámara de Exploración y Producción de Hidrocarburos -CEPH- (Chamber of Hydrocarbon Exploration and Production). Since December 2023, serves as our Public Affairs Vice President.

Education: He holds a degree in International Trade from UADE and in International Negotiations from F-Interal / Florida International University.

YPF | Form 20-F | 2024

Florencia Tiscornia

Current position: People and Culture Vice President of YPF S.A.

Other current activities: Member of the board of directors of Metrogas.

Experience: She joined YPF in 2012 and until 2013, she was Head of Talent Management, and HR Organization, Compensation and Processes Manager between 2013 and 2020. She managed the Human Resource Expertise Center Department between 2017 and 2020. She served as HR Executive Manager in the Downstream business since July 2020. Since July 2021, he serves as our People and Culture Vice President, and she is president of the Diversity Committee of YPF. She is a professor of talent and leadership at Belgrano and UCEMA universities. She has an extensive HR experience acquired in various industries, including IT, financial services, consumer goods and oil and gas.

Education: She holds a bachelor’s degree in economics from Universidad del Salvador, a postgraduate degree in leadership and coaching from Universidad de Belgrano, and an MBA from UCEMA.

Marcelo Gustavo Aldeco

Current position: Labor Relations Vice President of YPF S.A.

Other current activities: None.

Experience: He served as Manager of the Labor Relations Department for the entire YPF Group from October 2017 to December 2023. Previously, he held different roles within the Labor Relations in the Upstream segment. Since December 2023, he serves as our Labor Relations Vice President.

Education: He is a lawyer graduated from the Universidad de Buenos Aires and holds a master’s degree in labor law and social security from Universidad de Valencia.

Javier Horacio Fevre

Current position: Internal Auditor of YPF S.A.

Other current activities: None.

Experience: He has held several positions throughout his career, including Auditor for the General Auditor Office, Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller, Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. Since September 2012, he serves as our Internal Auditor.

Education: He is a Certified public accountant from UADE.

Raúl Alberto Stoeff Belkenoff

Current position: Reserves Auditor of YPF S.A.

Other current activities: None.

Experience: He joined YPF in 1998 as IOR Regional Coordinator, after 8 years of experience as a Reservoir Engineering for Golfo San Jorge Basin. He then served as Head of Engineering at Las Heras in the Santa Cruz Province. He has held various positions in our Upstream business including Head of the Escalante - El Trébol District, Head of Planning, Manager of Lomita block and Head of Reserves for the Neuquina and Cuyana basins. He joined the Reserves Audit team in 2009 as Manager of the Audit team of various blocks. Since January 2023, he serves as our Reserves Auditor.

Education: He is an Electrical Engineer graduated from Universidad Nacional de La Plata. He holds a master’s degree in business management from Escuela Internacional de Negocios and pursued the Executive Development Program at IAE Business School.

To the knowledge of the Company, none of the members of the Disclosure Committee have family relationships with members of senior management or members of the Board of Directors.

Senior Management

The Board of Directors of YPF S.A. at its meeting held on December 5, 2024, approved in the first level senior management structure of YPF S.A. reporting to the CEO, effective as of January 1, 2025, the following changes:

●	The Gas and Power Executive Vice Presidency was reorganized as the LNG and Integrated Gas Executive Vice Presidency, headed by Santiago Martínez Tanoira.
●	The Downstream Executive Vice Presidency was reorganized as the Midstream and Downstream Executive Vice Presidency, headed by Mauricio Alejandro Martín.
●	The New Energies Vice Presidency was created, appointing Andrés Marcelo Scarone as Vice President.
●	The Supply Chain and Services Vice Presidency was renamed to Supply Chain Vice Presidency, headed by Walter Ariel Actis.

YPF | Form 20-F | 2024

As of the date of this annual report, our Senior Management is composed of the following members:

Name	Position (1)	Since (2)
Horacio Daniel Marín	CEO	January 2024
Federico Barroetaveña	CFO	December 2023
Matías Osvaldo Farina	Upstream Executive Vice President	December 2023
Santiago Martínez Tanoira	LNG and Integrated Gas Executive Vice President	January 2025
Mauricio Alejandro Martín	Midstream and Downstream Executive Vice President	January 2025
Andrés Marcelo Scarone	New Energies Vice President	January 2025
Maximiliano Pedro Westen	Strategy, New Businesses and Controlling Vice President	December 2023
Walter Ariel Actis	Supply Chain Vice President	January 2025
Gustavo María Gallino	Infrastructure Vice President	December 2023
Guillermo Andrés Pitrelli	Quality, Environment and Safety Vice President	December 2023
Alejandro Luis Wyss	Technology Vice President	December 2023
Germán Vito Fernández Lahore	Legal Affairs Corporate Vice President	December 2015
Guillermo José Garat	Corporate Affairs, Communication and Marketing Vice President	December 2023
Lisandro Deleonardis	Public Affairs Vice President	December 2023
Florencia Tiscornia	People and Culture Vice President	July 2021
Marcelo Gustavo Aldeco	Labor Relations Vice President	December 2023

(1)	This organizational structure was approved by the Board of Directors, at its meeting held on December 5, 2024. All the members of senior management report to the CEO.
(2)	Indicates when the person has been appointed, as applicable, for the first time continuously. No expiration date of position specified when appointed.

Independence of the members of our Board of Directors and Audit Committee

The following description of the CNV regulations were considered in order to assess each director’s independence. In that sense, a director is considered independent if the main material relationship of such director with YPF S.A. is being a member of its Board of Directors. A director is not considered independent when such director:

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

The term “economic group” shall mean controlling companies, controlled companies and those affiliated in which there is a relevant influence in the decisions. Direct and/or indirect interests through companies or individuals are considered.

As of the date of this annual report, Directors Guillermo Alberto Francos, Eduardo Alberto Ottino, Omar Gutiérrez, César Rodolfo Biffi and Ignacio Ezequiel Bruera, and Alternate Directors Guillermo Gustavo Koenig, Carla Antonela Matarese and Hugo Eduardo Rodríguez, qualified as independent members of our Board of Directors under the criteria described above.

YPF | Form 20-F | 2024

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

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards:

●

Independence of the members of the Board of Directors: In accordance with the NYSE corporate governance rules, a majority of the board of directors of U.S. companies listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. The relevant Argentine rules for determining director independence are described under “Item 6. Directors, Senior Management and Employees—Independence of the members of our Board of Directors and Audit Committee”. The independence of the members of our Board of Directors is determined according to the CNV regulations.

●

Compensation and Nomination Committee: In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee, and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory but are recommended by the CNV General Resolution No. 622/2013. YPF S.A. follows the CNV’s recommendation and has a Compensation and Nomination Committee established by our Board of Directors under the option provided in Article 17 clause (xii) of YPF S.A.’s bylaws. The Committee is integrated by 3 members and the President is independent. Also, the NYSE rules require that, with limited exemptions, all equity compensation plans be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the Board of Directors.

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

Supervisory Committee

The Supervisory Committee is responsible for overseeing compliance by the management and the Board of Directors with Argentine General Corporations Law, the bylaws and regulations (if any), and shareholders’ resolutions. The functions of the Supervisory Committee include, among others, attending all meetings of the Board of Directors, preparing a report of the financial statements for our shareholders, attending shareholders’ meetings and providing information upon request to holders of at least 2% of our capital stock.

The bylaws provide for a Supervisory Committee composed of three to five members and three to five alternate members, as determined by the shareholders’ meeting, that are elected for one-fiscal year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates members. Under the bylaws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is different from that of the Audit Committee. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Audit Committee”. In 2024, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 357.2 million.

As of the date of this annual report, the Supervisory Committee is composed of the following members:

	Position on the Supervisory Committee					Personal information

Name	Position	Class of shares represented	Member since	Expiration term (1)	Independence	Born	Shares in YPF
Raquel Inés Orozco	Member	A	2024	2024	Yes	January 30, 1956	None
Juan Andrés Gelly y Obes	Member	D	2024	2024	Yes	March 27, 1956	None
Santiago Carlos Lazzati	Member	D	2024	2024	Yes	November 17, 1937	None
Vivian Haydeé Stenghele	Alternate member	A	2024	2024	Yes	July 10, 1969	None
Alfredo Cayetano Cogorno	Alternate member	D	2024	2024	Yes	July 27, 1979	None
Alejandro Poli	Alternate member	D	2024	2024	Yes	November 28, 1956	None

(1)

The members of the Supervisory Committee are appointed each fiscal year. Our shareholders, in the General Ordinary and Extraordinary and Special Class A and D Shareholders’ meeting held on April 26, 2024, appointed the members of the Supervisory Committee for the fiscal year ended December 31, 2024.

YPF | Form 20-F | 2024

Raquel Inés Orozco

Current position: Regular member of the Supervisory Committee of YPF S.A.

Experience: She is an officer of the Sindicatura General de la Nación (“SIGEN”). Additionally, she is a member of the supervisory committees of YPF Gas S.A., Fondo de Capital Social S.A. and LT10 Radio Universidad del Litoral S.A. She is a regular statutory auditor of Nación Servicios S.A. She is an alternate member of the Supervisory Committee of Compañía Inversora en Transmisión Eléctrica S.A., Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., Termoeléctrica Manuel Belgrano S.A., and Termoeléctrica José de San Martín S.A. From April 2017 to April 2024 she was a regular member of the Supervisory Committee for the Class D shares of YPF S.A.

Education: She holds a law degree from Universidad de Buenos Aires, and she is specialized in corporate governance, social responsibility and social balance.

Santiago Carlos Lazzati

Current position: Regular member of the Supervisory Committee of YPF S.A.

Experience: He served as consultant to the International Criminal Court located in The Hague, The Netherlands regarding the design of its organizational structure. From 2010 to 2013, he was an external member of the Audit Committee of said court. He served as Statutory Auditor of YPF S.A. from 2008 to 2012, and of Telefónica Group and Hoteles Sheraton S.A. de Argentina from 1993 to 2015. He was a partner of Arthur Andersen between 1974 and 1993, and between 2005 and 2015 he was Associate Director at Deloitte. He served as professor at University of Buenos Aires, Universidad Católica Argentina and other training institutions. He conducted several seminars and conferences in Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, United States, Germany, Belgium, Spain, France, England, Italy, Portugal, Sweden, Switzerland and Turkey. Currently, he serves as managing partner at Lazzati Consultores y Formadores, and is the director of the bachelor’s degree in business administration and management program at the School of Economics and Business of Universidad Nacional de San Martín. He is the author of numerous books and articles on business administration.

Education: He is a Certified Public Accountant graduated from Universidad de Buenos Aires.

Juan Andrés Gelly y Obes

Current position: Regular member of the Supervisory Committee of YPF S.A.

Experience: From 1979 to 1990 he worked as Administrative & Financial Manager for Cotmo - Rhein Schelde Handelsgesellschaft. In 1995, he was appointed statutory auditor of Aerolíneas Argentinas S.A. and from 1990 to 2008 he was partner of Otero Cano & Asociados, Contadores y Consultores. From 2005 to 2012 he was appointed statutory auditor of YPF S.A. on behalf of the class D shares. Since 2008 to date, he is the founding partner of Gelly y Obes & Asociados, Contadores y Consultores. From 2016 to date, he is the Statutory Auditor of Unidad de Auditoría Estatal of SADAIC (“Sociedad Argentina de Autores y Compositores de Música”).

Education: He is a Certified Public Accountant graduated from Universidad de Belgrano.

Vivian Haydee Stenghele

Position: Alternate member of the Supervisory Committee of YPF S.A.

Experience: She is an officer of the SIGEN since 2010; specialized in the auditing of companies, corporations and entities (YPF S.A., Banco Macro S.A., Banco Hipotecario S.A., Nación Factoring S.A., Nucleoeléctrica Argentina S.A., Integración Energética Argentina S.A., Consultatio, S.A. San Miguel, IMPSA S.A., Transapelt S.A.U., Ingeniería y Computación SAU, Intercargo S.A.U., Radio y Televisión S.E., Tandanor S.A.C.I. y N., Banco de Inversión y Comercio Exterior S.A., EDENOR S.A., Fabricaciones Militares S.E.). She worked at the Banco Hipotecario S.A., as Manager of the Operations area and as Internal Audit Department leader between 1995 and 2008.

Education: She is a Certified Public Accountant from Universidad de Buenos Aires.

Alejandro Poli

Current position: Alternate member of the Supervisory Committee of YPF S.A.

Experience: From 1981 to 1988, he was Manager of the Audit Division at Pistrelli, Diaz y Asociados, correspondents of Arthur Andersen. From 1988 to 1993, he was Manager of Planning and Control Management at Banco Crédito Provincial. During 1994, he was Deputy Manager of Banco Austral. From 1995 to 1996, he was president of Commitment S.A., a business management consulting firm. From 1997 to 2010, he was appointed CEO of Hospital Británico de Buenos Aires. From 2010 to 2016, he served as CEO of the Instituto Cardiovascular de Buenos Aires. From 2018 to 2023, he was appointed Health Director of the Cámara de Especialidades Médicas. He was member of the board of directors of several professional chambers of the healthcare industry, such as the Association of Private Clinics of the Argentine Republic. Currently, he works as an independent consultant.

Education: He is a Certified Public Accountant graduated from Universidad de Buenos Aires.

Alfredo Cayetano Cogorno

Current position: Alternate member of the Supervisory Committee of YPF S.A.

Experience: From 1998 to 2003, he worked at the accounting firm Castro Huergo Contadores Públicos focusing on auditing and taxes. From 2003 to 2008, he worked as tax and audit manager for Otero y Cano & Asociados. From 1998 to date, he serves as statutory auditor of Aldea del Faldeo S.A. representing class A, B and C shares and as coordinating member of the shareholders’ committee.

Education: He is a Certified Public Accountant graduated from Universidad de Buenos Aires.

To the knowledge of the Company, none of the members of the Supervisory Committee have family relationships with members of senior management or members of the Board of Directors.

YPF | Form 20-F | 2024

Our people

Attraction, retention and development

In 2024, we continued with our leadership development, which consisted of training programs for leaders at different levels: supervisors, heads, managers, and new leaders, in which a total of 1,673 leaders participated. Additionally, more than 200 executives and key people participated in a management program along with the IAE Business School. We also performed open spaces with Senior Management to talk about expected culture and leadership in order to foster the strategy execution.

We also worked to accompany business units along the Company in their specific business transformation with different leadership trainings, and continued with “LIFE”, our female leadership program implemented in 2020, in which 198 talented women of YPF participated to take on roles of greater responsibility.

The 360° Feedback Evaluation was carried out once again, in which more than 2,200 leaders were evaluated, obtaining different perspectives regarding their role and leadership style.

We held Talent Review sessions to assess the profile and potential of our staff, identifying individuals with high technical value, high potential, and successors for key roles, and defining tailored development plans based on this. Additionally, special monitoring was carried out on a group identified as Critical Talent, a subgroup within the high potentials identified by each Vice Presidency, in order to ensure appropriate retention and development actions.

As one of people management goals is the retention of key people, we continuously monitor the voluntary rotation, which keeps levels below 3%, below market reference.

We focused on developing actions to ensure critical business capabilities, prioritizing cross skills such as agility, data, innovation, and project management. Nowadays, the digitization and virtualization of content is key. In 2024, 74.59% of the training proposal was carried out remotely, 47.23% by e-learning and 27.36% virtually. We managed 452,555 hours of training for our staff, with an average of 25.25 hours of training per person.

In terms of attraction, we used “job posting” as a resource to cover vacancies with internal staff, a practice that continued to consolidate. As a result, 64.8% of the vacant positions in 2024 were filled by internal candidates.

In terms of young employment, we also carried out our Young Trainees Program where we incorporated 25 professionals coming from different universities and locations around Argentina. As part of the training process, these professionals rotate through different areas during a nine-month period. Then, they are assigned to a specific position to continue their professional development in the Company.

In order to continue strengthening our position as an employer of choice, we continue fortifying our employer brand strategy which included various actions aimed at positioning and consolidating the Company in the talent market, carrying out initiatives such as presentations and talks at university fairs, conferences and events, sponsorships in different technical spaces, among others. In 2024, we improved our positioning in rankings and awards on human resources practices and young talent.

Compensation and benefits

As part of its compensation management, YPF monitors reference markets with the aim of ensuring the competitiveness of its compensation and the internal equity of salaries, so that employees receive the same salary levels for the same position, seniority, experience and performance.

In addition to the salary, employees receive a variable performance bonus, which is a monetary incentive linked to the achievement of annual objectives, which are calculated based on goals and indicators set at the vice presidency and unit levels.

In 2024, a new bonus related to the Company’s results, the CVR, applicable to certain employees, was incorporated, and the “Value Generation Plan”, which is a long-term remuneration program for eligible members of YPF’s management, was adopted. For further information see “Item 6. Directors, Senior Management and Employees—Board of Directors—Compensation of members of our Board of Directors” and Note 38 to the Audited Consolidated Financial Statements.

YPF also has a Long-Term Variable Compensation Program, which promotes the retention of executives and key personnel through the granting of Company’s shares. In 2024, 6.3% of the eligible employees had a long-term assignment. For more information see “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Compensation of members of our Board of Directors” and Note 38 to the Audited Consolidated Financial Statements.

Additionally, YPF has the YMile Recognition Program, launched in 2022, which seeks to identify and recognize those employees who in their daily activity have contributed in an extraordinary way to creating value and strengthening the culture.

In terms of benefits, the Company has set out to improve the wellness of its workers, through benefits such as medical plan, longer leaves for pregnant and non-pregnant caregivers, a savings and pension plan with co-participation of the Company, fuel discounts, co-financing graduate studies, among others.

Diversity and integration

We know diversity not only contributes to create a more representative workforce but also to build a more innovative, successful, and profitable company. We believe that YPF has to be a place where people with different stories and experiences contribute their talent and are part of a diverse team. We are on the way to that place, committed to creating it.

Since 2017, we have a Diversity Committee sponsored by five of the Company’s Vice Presidents, which was created to ensure transparency and representation of diverse voices and opinions in order to promote a comprehensive focus. We also extend our best practices to supplier companies, contractors and unions with the aim of developing joint actions to promote diversity, equity and integration.

Diversity and inclusion perspective is integrated into the processes of recruitment, development, promotion, hiring of young professionals and internship admissions, talent review, succession plans and salary gap reviews. We annually define participation goals for women in leadership positions, hiring new professionals and implementing internships.

With the aim of accelerating integration in our Company, we have the Women’s Network and Young Professionals Network, which is composed of employees from different business areas who promote initiatives and goals aligned with our Company’s integration strategy and act as a facilitator to create a favorable context for inclusion. We support the Women’s Empowerment Principles (“WEPs”) from the UN Women (a United Nations’ organization for women) and the United Nations Global Compact. As adherents to the WEPs, we applied the WEP assessment, in which we obtained a rating of 82%, which recognizes us as a leading company in gender practices.

YPF | Form 20-F | 2024

Employees

Our total workforce consists of permanent and temporary employees.

The following table provides, for each of the periods indicated, a breakdown of our employees by business segment:

	As of December 31,
Employees by business units	2024	2023	2022
Business segment
Upstream	2,957	3,887	3,399
Downstream	9,200	9,437	8,908
Gas and Power (1)	1,343	1,362	1,318
Central Administration and Others (2)	12,377	11,025	9,846

Total YPF employees	25,877	25,711	23,471

Total permanent employees	21,209	21,594	20,224
Total temporary employees	4,668	4,117	3,247

(1)	Includes 1,099, 1,098 and 1,141 employees of Metrogas and its subsidiaries as of December 31, 2024, 2023 and 2022, respectively.
(2)	Includes 9,436, 8,799 and 7,568 employees of AESA as of December 31, 2024, 2023 and 2022, respectively.

In 2024, the most significant variations are explained by: (i) an increase of 649 employees at AESA, due to new engineering projects as part of its construction business unit, (ii) a decrease of 341 due to the Mature Fields Project, and (iii) a decrease of 317 due to rightsizing in service stations, structures, refineries and corporate functions.

In 2019, YPF began a process of incorporating contracted personnel with functions inherent to its operations into its own workforce in order to reduce costs and improve productivity, increasing the number of employees but reducing more than 50% the number of contracted personnel and associated costs.

The following table provides, for each of the periods indicated, a breakdown of our employees by geographic location:

	As of December 31,
Employees by geographic location	2024	2023	2022
Argentina	25,735	25,542	23,301
Rest of South America	142	169	170

Total YPF employees	25,877	25,711	23,471

Labor relations

As of December 31, 2024, 67.2% of our employees were unionized, 33.2% of which were represented by the SUPeH Federation that negotiates labor agreements and salaries applicable to YPF S.A. and OPESSA unionized employees. The SUPeH is in continuous negotiations with us, and we maintain a good level of communication. In general, requests of labor unions in connection with the oil and gas industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are mainly represented by 16 other unions. As of December 31, 2024, 59.7% of third-party employees (mostly in the Upstream business segment) were represented by ten unions with whom we negotiate directly labor agreements and salaries. These unions are clustered into four groups: (i) Petroleros Privados, which consists mainly of five unions; (ii) Personal Jerárquico, which consists of three unions; (iii) SUPeH; and (iv) UOCRA Petroleros. The remaining 40.3% of third-party employees are represented by unions with whom we have indirect relations.

During 2024, within the framework of the Mature Fields Project, we reached agreements with labor unions from the Mendoza, Neuquén, Chubut, and Santa Cruz Provinces to initiate the stand-by of equipment and the reduction of activity levels, which resulted in the orderly transfer of areas in the Chubut and Mendoza Provinces. Additionally, we successfully extended the term of stand-by agreements in the Mendoza and Santa Cruz Provinces until January 31, 2025, and until February 28, 2025, respectively. Additionally, and in relation to the Mature Fields Project, in December 2024, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas in the Santa Cruz Province (see “Item 3. Key information—Risk factors—Risks relating to our business—We may fail to execute in whole or in part our disposal plan related to mature fields (“Mature Fields Project”)”, “Item 4. Information on the Company—Business Strategy—Strategic pillars: “4x4 challenge””, “Item 4. Information on the Company—Business organization—Upstream”, and Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements).

YPF | Form 20-F | 2024

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

The following table sets forth information regarding ownership of our capital stock as of March 10, 2025:

	Number of shares	(%)
Shareholders Class D:
Argentine National State - Ministry of Economy - SE (1)	200,589,525	51.000%
Floating (2)	192,671,458	48.987%
Shareholders Class A:
Argentine National State - Ministry of Economy - SE	3,764	0.001%
Shareholders Class B:
Argentine provincial governments	7,624	0.002%
Shareholders Class C:
Employee fund (3)	40,422	0.010%

(1)

The Expropriation Law provided for the expropriation of 51% of the share capital of YPF S.A. represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol. See “Item 4. Information on the Company—History and development of YPF S.A.”.

(2)

According to data provided by The Bank of New York Mellon, as of March 10, 2025, there were 121,565,060 ADSs outstanding and 34 ADR holders on record. Such ADRs represented 30.9% of the total number of issued and outstanding Class D shares as of such date. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners. As of March 10, 2025, there were no persons known to us that beneficially owned more than 5% of our Class D shares and/or ADSs.

(3)	Participated Ownership Program (“Programa de Propiedad Participada” or “PPP”) established by the Argentine government in the privatization process in 1991.

Related party transactions

All material transactions and balances with related parties as of December 31, 2024, are set forth in Note 37 to the Audited Consolidated Financial Statements.

The main related party transactions were sales of products to certain joint ventures and associates, and purchases of services and products that we do not produce ourselves from certain joint ventures and associates.

In addition, the Argentine Republic owns 51% of the shares of YPF S.A. (see “Item 4. Information on the Company—History and development of YPF S.A.”). Consequently, and in addition to transactions mentioned in the paragraph above, we also inform the agreements with the Argentine federal government as well as with certain agencies, institutions or companies with state participation.

In addition, see Note 2.b.11) to the Audited Consolidated Financial Statements regarding our long-term share compensation plans and other plans offered to certain personnel.

For a table including the main entities of our organizational structure, including details on our interests in our principal affiliates, see Note 1 to the Audited Consolidated Financial Statements.

Argentine law concerning related party transactions

Articles 72 and 73 of the Capital Markets Law provide that before a company whose shares are listed in Argentina (“Issuer”) may enter into an act or contract involving a “significant amount” with a “related party” or “related parties”, the Issuer must obtain approval from its board of directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction may reasonably be deemed consistent with those that could be obtained on an arm’s-length basis.

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

YPF | Form 20-F | 2024

ITEM 8. Financial information

Financial statements

See “Item 18. Financial statements” for our Audited Consolidated Financial Statements.

Legal proceedings

The descriptions of the legal proceedings in Notes 17, 33 and 34.b) to the Audited Consolidated Financial Statements are incorporated herein by reference.

Dividend policy

See “Item 10. Additional information—Dividends”.

Significant changes

From December 31, 2024, through the date of issuance of the Audited Consolidated Financial Statements (March 6, 2025), there have been no significant changes regarding the Company other than as described in Note 39 to the Audited Consolidated Financial Statements. As of the date of this annual report, there were no significant changes regarding the Company since the date of issuance of the Audited Consolidated Financial Statements, other than as described below.

Aguada del Chañar joint exploitation

On March 21, 2025, YPF S.A. and CGC have entered into the definitive agreements for the joint exploitation of hydrocarbons in the Aguada del Chañar unconventional exploitation concession in the Neuquén Province, which covers an area of 57 km2. YPF S.A. and CGC will have a 51% and 49% interest, respectively, in the joint venture, with YPF S.A. being the operator of the block.

The transaction was carried out for the sum of US$ 75 million and, in addition, CGC will pay, on behalf and at the request of YPF S.A., 80.40% of the investments attributable to YPF S.A.’s working interest in the block for a period of four years, subject to certain maximum annual and monthly amounts.

Mature Fields Project

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petroleos Sudamericanos S.A. (“PS”).

On March 27, 2025, after the fulfillment of all the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized.

YPF | Form 20-F | 2024

ITEM 9. The offer and listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF”. The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (“Depositary”).

According to data provided by The Bank of New York Mellon, as of March 10, 2025, there were 121,565,060 ADSs outstanding and 34 holders of record of ADSs. Such ADSs represented 30.9% of the total number of issued and outstanding Class D shares as of such date, 37% of the total number of issued and outstanding Class D shares trade in BYMA, which is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the BASE. Trading on BYMA is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through Millennium, which allows electronic negotiation with automatic execution of transactions. Currently, all transactions relating to listed securities can be executed through Millennium.

Market information

	For the year ended December 31, (US$/share)
	2024	2023
Price of our ADSs
Highest	44.88	17.70
Lowest	14.91	8.71
Last price of the year (closing)	42.51	17.19

Argentine Securities Market

The principal market for the Company’s ordinary shares, listed under the trading symbol “YPFD”, is BYMA.

Historically, Argentina´s securities market comprised five stock exchanges, located in the Buenos Aires, Córdoba, Mendoza, Rosario and Santa Fe cities, which were authorized to quote publicly offered securities. With the enactment and enforcement of the Capital Markets Law and its regulatory Decree No. 471/2018, along with the CNV Regulations, mandated that securities could only be listed and traded on stock markets authorized by the CNV.

The Buenos Aires Stock Exchange (the “BASE”), established in 1854, was the principal stock exchange in Argentina, being the primary market where the Company´s ordinary shares were first listed under the trading symbol “YPFD”. Its exchange functions were absorbed by the S&P MERVAL, a stock market authorized by the CNV. An agreement between S&P MERVAL and BASE, approved by the CNV, delegated certain functions to BASE, including listing authorization, arbitration courts and public information bulletins.

On December 29, 2016, the CNV approved the creation of BYMA as a new stock market. BYMA emerged from the spin-off of the S&P MERVAL and the capital contribution of the BASE. Also, the BASE and the S&P MERVAL decided to transfer their entire shareholding in the Stock Exchange Incorporated (Caja de Valores S.A.) to BYMA. Consequently, BYMA became the major shareholder of the Stock Exchange Incorporated, an internationally recognized central securities depository. As of the date of this annual report and as a result of the beforementioned, the Company´s ordinary shares are currently listed in BYMA under the trading symbol “YPFD”. The Argentine securities market is regulated by the CNV under the Capital Markets Law, which oversees securities exchanges, stockbroker transactions, market operations, public offerings, corporate governance of public companies and trading of futures and options. Separate government agencies regulate Argentine institutional investors and insurance companies, while financial institutions are primarily regulated by the BCRA.

In Argentina, debt and equity securities traded on an exchange or over-the-counter market must be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned 99.96% by BYMA. Stock Exchange Incorporated is the central securities depositary of Argentina, providing central depositary facilities clearinghouse services, and acting as a transfer and paying agent for securities transactions. It also, handles the settlement of securities transactions carried out by BYMA and operates through Millennium.

The Capital Markets Law includes several key provisions defining negotiable securities, corporate governance requirements (including audit committees composed of three or more members of the board of directors, the majority of whom must be independent members under CNV Regulations; regulations for market stabilization; insider trading; market manipulation, securities fraud; going-private transactions; and acquisitions of voting shares). It also includes provisions regarding the demutualization of stock exchanges, new regulatory powers and resources for the CNV, a mandatory tender offer system, and new requirements for brokers/dealers and other market participants. These provisions are regulated by CNV General Resolution No. 622/2013, as amended. Before offering securities to the public in Argentina, issuers must meet CNV requirements regarding assets, operating history, and management. Only securities approved for a public offering by the CNV may be listed on authorized markets. CNV approval does not certify the quality of securities or issuer solvency, although issuers must file unaudited quarterly financial statements, audited annual financial statements in accordance with IFRS, and various periodic reports to the CNV and the authorized market.

Admission to BYMA’s Corporate Governance Plus Panel

YPF S.A. is a member of BYMA´s “Corporate Governance Plus Panel” (“CG+Panel”) created in December 2018.

The CG+Panel includes companies that voluntarily adhere to higher standards of corporate governance and transparency than those required by Argentine regulations. These standards align with the OECD´s corporate governance principles, adopted by the G20, and companies commit to periodic monitoring of these standards.

Anti-money laundering and counter terrorism financing regulations

Law No. 25,246, as amended, the Anti-Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), categorizes money laundering as an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, and allowed for sanctions for money laundering that are not necessarily linked to the participation in the crime that originated the funds subject to such money laundering.

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

YPF | Form 20-F | 2024

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

The voluntary system of declaration under the Argentine Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/2016 (jointly the “Tax Amnesty Framework”) established that the information voluntarily submitted under the Tax Amnesty Framework may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the Argentine tax administration (Agencia de Recaudación y Control Aduanero or “ARCA”) (formerly, “Administración Federal de Ingresos Públicos” or “AFIP”) remains obliged to report to the UIF suspicious operations detected within the Tax Amnesty Framework and to provide it with all information required by it, not being able to oppose fiscal secrecy.

Law No. 27,739 provides that the ARCA will centralize, as enforcement authority, in a Public Registry of Beneficial Owners, the adequate, accurate and updated information regarding those individuals who qualify as “beneficial owners” (as defined below) according to the AML/CFT Regime. All companies, legal entities, or other contractual entities or legal structures, incorporated in Argentina or of foreign origin that carry out activities in the country and/or own goods and/or assets located and/or placed in the country, must inform their beneficial owner/s, for inclusion in such Public Registry. This disclosure must adhere to the terms and conditions established by the enforcement authority, within the terms set forth in the law and in the regulatory rules, within 60 days as from the entry into force of such law.

The UIF Resolution No. 112/2021 defines “beneficial owner” as the human person(s) who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the human person/s who by other means exercises the final control of the company.

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

An entity will be exempted from penalties and administrative liability if it has: (i) self-reported an offense under the Corporate Criminal Liability Law; (ii) implemented, prior to the fact under prosecution, an adequate monitoring and supervision system, pursuant to the risks of its activity, dimension and economic capacity (a compliance program); and (iii) returned the undue benefit obtained.

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

YPF | Form 20-F | 2024

ITEM 10. Additional information

Capital stock

Our capital stock consists of Ps. 3,933,127,930, divided into 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed, paid-in and authorized for stock exchange listing, with a par value of Ps. 10 per share and the right to one vote per share. Our total capital stock has not changed since December 31, 2004. No preferred shares have been issued by YPF S.A. as the date of this annual report.

Class C shares

As a result of the transactions carried out according to the Privatization Law, the Argentine government’s ownership percentage of our capital stock was reduced from 100% to 30%, including shares that had been set aside to be offered to our employees upon establishment of the terms and conditions by the Argentine government in accordance with Argentine law. The shares set aside to be offered to employees represented 10% of our outstanding capital stock.

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the Privatization Law, excluding 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the PPP, with the remainder distributed to participants in such plan. Additionally, Resolution No. 1,023/2006 of the Ministry of Economy effected the transfer to the employees covered by the PPP of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree No. 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. Through Law No. 25,471, the Argentine government assumed sole responsibility for any compensation to be received by YPF S.A.’s former employees who were excluded from the PPP.

See Note 31 to the Audited Consolidated Financial Statements and “Item 4. Information on the Company—History and development of YPF S.A.”.

Memorandum and articles of association

YPF S.A.’s bylaws were registered on February 5, 1991, under No. 404 of the Book of Corporations 108, volume “A” of the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the IGJ; and which amended bylaws were approved by National Executive Decree No. 1,106/1993, and approved by YPF S.A.’s shareholders’ meeting held on June 11, 1993, and notarized by public deed No. 175, dated June 15, 1993, at the National Notary Public Office, sheet 801 of the National Registry and registered at the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the IGJ on June 15, 1993, under No. 5,109 of the Book of Corporations 113, volume “A”.

At the shareholders’ meeting held on January 26, 2024, YPF S.A.’s shareholders approved an amendment to YPF S.A.’s bylaws, unifying the functions of the Chair of the Board of Directors and the CEO. On March 15, 2024, this amendment was registered in the Public Registry of Autonomous City of Buenos Aires in charge of the IGJ.

Corporate purpose

Pursuant to Section 4 of our bylaws, the corporate purpose of YPF S.A. is to perform, on its own, through or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals; the industrialization, transportation and commercialization of these products and their direct or indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components; the generation of electrical energy through the use of hydrocarbons; among others.

For this purpose, YPF S.A. shall be entitled to manufacture, use, purchase, sell, exchange, import and export the said products and/or by-products and to carry out any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its corporate purpose. To better achieve these purposes, YPF S.A. may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in our bylaws.

For a detailed description of YPF S.A.’s corporate purpose, see “Legal information—Main business of the Company” section to the Audited Consolidated Financial Statements.

Directors

Our business and affairs are managed by the Board of Directors in accordance with our bylaws and the Argentine General Corporations Law. Our bylaws provide for a Board of Directors of 11 to 21 regular members (“directors”), and up to an equal number of alternate directors (“alternates”).

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

According to our bylaws and the Argentine General Corporations Law, shareholders elect the directors by majority vote by class of actions in shareholders meetings. In accordance with our bylaws, the Argentine government, as sole holder of Class A shares, is entitled to elect one director and one alternate.

The Supervisory Committee may elect directors in case of vacancies, in accordance with our bylaws and the Argentine General Corporations Law. In these cases, a member of the Supervisory Committee elected by the Class A shareholder, after consulting with the shareholder, may elect a director of the same class. The members of the Supervisory Committee elected by the Class D shareholders may elect directors of that same class.

Directors are appointed to serve for an office term of 1 to 3 fiscal years, as determined by each shareholders’ meeting. If elected by the Supervisory Committee, directors hold office until the election of directors at the following shareholders’ meeting. The election of the members of the Board of Directors is not staggered.

Under the Argentine General Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

The Argentine General Corporations Law and our bylaws require the Board of Directors to meet at least once every quarter in person or remotely (by video conference), and an absolute majority of directors (including both those present or participating remotely) is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the Chair or its substitute may invite alternates of the same class as that of the absent directors to join the meeting until the quorum is reached or call a meeting for another day. Resolutions must be adopted by a majority of the directors present or participating remotely, and the Chair or its substitute is entitled to cast the deciding vote in the event of a tie.

YPF | Form 20-F | 2024

Under the Capital Markets Law, the board of directors of the issuing entities may hold remote meetings provided it is expressly authorized by their bylaws. Likewise, pursuant to Article 28, Section II, Chapter II, Title II and Article 49, Section X, Chapter III, Title II of CNV Resolutions, the issuing entities may celebrate remote meetings of the governing and supervisory bodies, respectively, provided such possibility has been expressly authorized in their bylaws. The bylaws of YPF S.A. contemplate the possibility of holding remote meetings by the shareholders, the Board of Directors, the Audit and the Supervisory Committee. The Board of Directors’ Committees can also held remote meetings according to the applicable rules.

Our directors are not required to hold any shares in YPF S.A., and there is no age limit for the retirement of our directors.

According to our bylaws, the Board of Directors shall have wide powers to organize, conduct and manage the affairs of the YPF S.A. Specifically, it is empowered to approve the annual budget, expenditure and investment estimates, the necessary borrowing levels and the annual business plan of YPF S.A.

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

Shareholders’ meetings

Pursuant to the Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of YPF S.A. may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fail to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. The holding and notices of YPF S.A.’s Shareholders’ meetings shall be carried out in accordance with the provisions of the LGS and Chapter II, Title II of the CNV Rules.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An ordinary meeting of shareholders shall be held within 4 months of the closing of each fiscal year to consider the matters specified in Article 234 of the Argentine General Corporations Law, such as the consideration of our financial statements, allocation of net profit for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of, any lien over, all or a substantial part of the assets of YPF S.A. as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to YPF S.A. are paid partially or totally with a percentage of the income, results or earnings of YPF S.A., if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the liability of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our bylaws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of shareholders’ meetings

Notice of shareholders’ meetings must be published in the Official Gazette, and in an Argentine newspaper of wide circulation for 5 days and in the bulletin of the BASE, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held (with an interval of at least one hour from the hour for the first call) without publication of the call if all the shares of the outstanding share capital of YPF S.A. are present in the meeting and resolutions are adopted by unanimous vote of shares entitled to vote. The holding and notices of YPF S.A.’s Shareholders’ meetings shall be carried out in accordance with the provisions of the LGS and Chapter II, Title II of the CNV Rules.

Quorum and voting requirements

Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. In case of a meeting on second call (provided that the quorum is not available at the first meeting) quorum is of whichever number of shares present in the meeting. Action may be taken by the holders of an absolute majority of votes present that may be issued. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote and pursuant to our bylaws if such quorum is not available, a meeting on second call may be held, with the presence of any number of shares entitled to vote. In both cases, action may be taken by the holders of an absolute majority of the votes present.

Our bylaws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) delisting of our shares from BYMA or NYSE, and (iv) a spin-off by YPF S.A., when as a result of such spin-off 25% or more of our assets are transferred to the resulting corporations, even in case that such result is reached by several spin-offs during a one-year term, a majority of the shares representing at least 75% of our voting shares is required, either in first and second call, and the affirmative vote of the Class A shares, by holding a special meeting of the holders of such shares.

Our bylaws also establish that in order to approve (i) certain amendments to our bylaws concerning transfer of shares and tender offers, (ii) the granting of certain guarantees in favor of our shareholders, except when the guarantee and the guaranteed obligation were assumed while procuring the corporate purpose set forth in our bylaws, (iii) total cessation of refining, commercialization and distribution activities, and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, either in first and second call.

For information about voting rights of our shares, see “Item 10. Additional information—Voting”.

To affect the rights of any class of shares, the affirmative vote of such class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the bylaws of YPF S.A. in which such same special majority is required.

YPF | Form 20-F | 2024

Conditions of admission

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

For information about requirements for the exercise of foreign companies voting rights see “Item 10. Additional information—Preemptive and accretion rights”.

According to Article 62 bis of the Capital Markets Law and to Article 25, Section I, Chapter II, Title II of CNV Rules, foreign companies that are shareholders of publicly traded corporations such as YPF S.A. may participate and vote in shareholders’ meetings through a duly authorized attorney in fact.

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above section “Conditions of admission”. Nevertheless, these persons are not allowed to vote on resolutions regarding the approval of their management duties, their responsibility or removal for cause.

A shareholder who has a conflict of interest with YPF S.A. and who does not abstain from voting may be liable for damages to YPF S.A., but only if without such shareholder’s vote the majority required to validly adopt the relevant resolution would not be reached. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law, our bylaws or its internal regulation, may be held jointly and severally liable for damages to YPF S.A. or to other third parties, including shareholders.

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

Under its bylaws, YPF S.A. may only issue securities that are convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

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

Requirements for the exercise of shareholders rights

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

YPF | Form 20-F | 2024

Liquidation rights

Pursuant to Article 109 of the Argentine General Corporations Law in the case of dissolution to liquidate the Company, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our shares.

Pursuant to YPF S.A.’s bylaws any voluntary dissolution requires the affirmative vote of the Class A shares and the prior approval of a national law passed by the Argentine National Congress.

Redemption and withdrawal rights

Our bylaws do not include any provisions regarding share redemption. Under the Argentine General Corporations Law, the Company may acquire its own shares only (i) in connection with a capital reduction approved by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor (any shares so redeemed must be cancelled by us), (ii) exceptionally, with realized and liquid profits or free reserves, when they are fully integrated and to avoid serious damage, which will be justified at the next ordinary shareholders meeting, and (iii) if its shares integrate the assets of an establishment that it acquires or of a company that it incorporates. The Company may also purchase its own shares in compliance with the provisions of the Capital Markets Law to comply with, for example, share-based compensations plans. For information regarding share-based compensation plans see “Item 6. Directors, Senior Management and Employees—Board of Directors—Compensation of members of our Board of Directors” and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Regarding withdrawal rights, in the case that our shareholders approve a spin-off or merger in which we are not the surviving corporation and the shares our shareholders receive as a result of such spin-off or merger are not publicly traded, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial reintegration of capital, any shareholder that voted against such action or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine law and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, there is doubt as to whether holders of ADSs (as opposed to holders of shares) will be able to exercise their appraisal rights either directly or through the depositary under the terms of the deposit agreement with respect to the shares represented by the ADSs. The appraisal rights must be exercised within the 5 days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted. Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares, withdraw from the public offering, or to continue following a mandatory delisting, or in case of denial of public offering or listing, in which case the payment period is reduced to 60 days from the resolution date, the publication date of withdrawal of the public offering or the denial or approval date of voluntary delisting, as the case may be.

Voting

Under our bylaws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of members of the Board of Directors and the Supervisory Committee and are entitled to appoint one director and the alternate director, and one member of the Supervisory Committee and the alternate member (see “Item 10. Additional information—Directors”), or (ii) have certain veto rights.

Class A shares vote rights

Under our bylaws, so long as any Class A share remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of YPF S.A.; (ii) approve any acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and production activities; (iv) voluntarily dissolve YPF S.A.; (v) transfer our legal or fiscal domicile outside Argentina; and (vi) make an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Voting of the underlying Class D shares

The Depositary has agreed that, as soon as practicable after receipt of a notice of any shareholders’ meeting of YPF S.A., it will mail a notice to the holders of ADRs evidencing ADSs, which will contain the following: (i) a summary in English of the information contained in the notice of such meeting; (ii) a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, our bylaws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by their respective ADSs; and (iii) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders of the ADRs evidencing the ADSs. With regards to the Class D shares as to which the Depositary receives no instructions, the Depositary will vote them in accordance with the recommendations of our Board of Directors, provided that YPF S.A. delivers to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to our bylaws or Board of Directors regulations. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether voting instructions with respect to such shares have been received or not.

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

YPF | Form 20-F | 2024

Certain provisions relating to acquisitions of shares

Pursuant to our bylaws (i) each acquisition of shares or convertible securities, as a result of which the acquirer, directly or indirectly, through or together with its affiliates and persons acting in concert with it (jointly referred to as an “Offeror”), would hold or control shares that, together with the prior holdings of such Offeror of shares of such class, if any, would represent: (a) 15% or more of the outstanding capital stock; or (b) 20% or more of the outstanding Class D shares provided that such shares represent less than 15% of the capital stock; and (ii) each subsequent acquisition by an Offeror, other than subsequent acquisitions by an Offeror owning or controlling more than 50% of our capital prior to such acquisition (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “Item 10. Additional information—Certain provisions relating to acquisitions of shares—Restrictions on control acquisitions”.

In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition (“Related Party Share Acquisition”), must be carried out in accordance with the provisions described under “Item 10. Additional information—Certain provisions relating to acquisitions of shares—Restrictions on related party share acquisitions”. The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Share Acquisition carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders’ meetings.

Restrictions on control acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A shares, if there are any outstanding, and make a public tender offer for all of the outstanding shares and convertible securities of YPF S.A. Such public tender offer shall not be needed for subsequent acquisitions by an Offeror that already owns or controls shares that represent 15% or more of the outstanding capital stock, or 20% or more of the outstanding Class D shares, as long as such Offeror does not own or control, previously or as a consequence of these acquisitions, shares that represent more than 50% of the capital stock. The prior approval of the Class A shares is not required for any subsequent acquisition made by an Offeror already owning or controlling more than 50% of the capital stock of YPF S.A., nor shall such Offeror be required to make a public tender offer for such subsequent acquisition.

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

Such tender offer must be carried out in accordance with a procedure specified in our bylaws and in accordance with any applicable additional or stricter requirements of the jurisdictions where the tender offer takes place or of the stock exchanges where YPF S.A.’s shares and securities are listed. Pursuant to our bylaws, the Offeror must offer the same price to all shares tendered, and such price may not be less than the highest of the following:

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

YPF | Form 20-F | 2024

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

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of our capital stock, or that constitutes a merger by YPF S.A., must be approved in advance by the Class A shares while any such shares remain outstanding. See “Item 10. Additional information—Voting—Class A shares vote rights”.

The Capital Markets Law and CNV Regulations

The Capital Markets Law and CNV Resolution No. 622/2013 (Title II, Chapter III), as amended, regulate the tender offers regime. Under this regime, a mandatory tender offer at a fair price (determined according to such law and such regulations) shall be issued by anyone who, acting individually or in coordination with others, has effectively obtained a controlling interest in a public company, which is deemed to occur (i) when obtaining, directly or indirectly, a percentage of votes equal to or higher than 50% of a public company, or (ii) when the percentage of votes obtained is below 50% but such person controls a public company (i.e., has directly or indirectly, individually or jointly, as the case may be, an interest in the capital stock of the company or securities with voting rights that grants (whether in right or de facto), the necessary votes to adopt resolutions in ordinary general shareholders’ meetings or to appoint or revoke the majority of the directors or members of the surveillance committee, when applicable, and of the supervisory committee). The tender offer shall be submitted to the CNV for authorization as soon as possible after the closing of the relevant share acquisition, but no later than one month from such closing.

Class D shares acquisitions: Reporting requirements

Pursuant to our bylaws, any person who, directly or indirectly, through any means or title, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify YPF S.A. of such acquisition within 5 days of its closing, in addition to complying with any additional requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF S.A. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to CNV Regulations, any person or entity that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose: (i) acquires or dispose of shares or securities convertible into shares, or acquire call or put options over them; (ii) alters the integration or configuration of its direct or indirect interest over the capital stock of an issuer; (iii) converts notes (“obligaciones negociables”) into shares; (iv) exercises the put or call options of the securities referred to in (i); or (v) changes their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events; is required to inform CNV and BYMA of such circumstances, within 10 business days after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above. In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised at shareholders’ meetings of YPF S.A.

Similar information is required to be submitted to CNV and BYMA within the aforementioned term in the event of changes over the interests previously informed, provided they involve shares in a number that reaches multiples of 5%, until becoming a controlling shareholder in which case the regulations applicable to shall become applicable.

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

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. The Board of Directors may resolve to distribute interim dividends if certain requirements are met (see “Item 10. Additional information—Dividends—Amount available for dividends distribution”). The directors and the members of the Supervisory Committee, as the case may be, are jointly and severally responsible for such payments and distributions.

Although we have not adopted a formal policy regarding dividends, the Board of Directors prudently evaluates on each fiscal year the possibility to recommend a payment of dividends to the shareholders within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal, regulatory, tax and/or contractual restrictions that apply at all times, and the general conditions of the economic and financial context. In compliance with Argentine law, we determined dividends in the currency of legal tender in Argentina, which is the Argentine peso based on the last annual audited financial statements in Argentine pesos submitted to the CNV (“statutory financial statements”). See “Item 10. Additional information—Dividends—Amount available for dividends distribution”.

YPF | Form 20-F | 2024

On March 6, 2025 the YPF S.A.’s Board of Directors proposed to the Shareholders’ meeting, after deduction of Ps. 72,137 million corresponding to the amounts whose distribution is restricted, the following: (i) to fully release the reserve for investments and the reserve for purchase of treasury shares; (ii) to allocate Ps. 34,205 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Capital Markets Law); and (iii) to allocate Ps. 6,787,343 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

We did not determine any dividends for the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022.

For information about payments of dividends under the deposit agreement, see “Item 12. Description of securities other than equity securities—American Depositary Shares”.

For information about taxation on dividends see “Item 10. Additional information—Taxation—Argentine tax considerations”.

Amount available for dividends distribution

Under the Argentine General Corporations Law, dividends of an Argentine company, including those that make public offering of its shares, may be lawfully paid only out of its liquid and realized profits reflected in the annual audited financial statements in Argentine pesos submitted to the CNV, prepared in accordance with accounting rules prevailing in Argentina and CNV Regulations and approved at a shareholders’ meeting. The board of directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, based on special or quarterly financial statements with the report of the external auditor and the supervisory committee, in which case the members of the board of directors, the members of the surveillance committee when applicable, and of the supervisory committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our bylaws, YPF S.A. is required to maintain a legal reserve of at least 5% of the fiscal year’s liquid and realized profits until such reserve equals 20% of the then-outstanding capital stock of YPF S.A. The legal reserve is not available for distribution to shareholders.

Under our bylaws, YPF S.A.’s liquid and realized profits are applied as follows: (i) to build the legal reserve; (ii) to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee (see “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Compensation of members of our Board of Directors”); (iii) to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be; and (iv) the remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our Board of Directors submits YPF S.A.’s statutory financial statements presented in Argentine pesos, for the closed fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, to the annual ordinary shareholders’ meeting for approval. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the annual financial statements of YPF S.A. and determine the allocation of its net income for such year.

Under CNV Regulations, cash dividends must be paid to shareholders within 30 calendar days from the shareholders’ meeting approving such dividends. In cases where the shareholders meeting delegates the authority for the distribution of dividends to the Board of Directors, the payment of dividends has been usually resolved within 30 days from the relevant Board of Directors’ resolution.

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

For information about exchange regulation on dividends payments see “Item 10. Additional information—Exchange regulations—Specific provisions on access to the Foreign Exchange Market—Profit and dividend payment”.

Material contracts

None.

Exchange rates

Exchange controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine peso and the U.S. dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 dated September 1, 2019, as amended, the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the foreign exchange market ( “Foreign Exchange Market”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments. As of the date of this annual report, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 8,191, as subsequently amended and supplemented from time to time through BCRA’s communications. See “Item 10. Additional information—Exchange regulations”.

The BCRA requested the CNV to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Section 3 of Decree No. 609/2019, established various measures to avoid such elusive practices and operations.

YPF | Form 20-F | 2024

The following table sets forth the annual low, high, average and period-end exchange rates, for the periods indicated, expressed in Argentine peso per U.S. dollar, based on the average between the buying and selling exchange rates quoted by the BNA.

	Low	High	Average (1)	Period end
	(Argentine peso per U.S. dollar)
Year ended December 31,
2020	59.72	84.05	70.53	84.05
2021	84.60	102.62	95.06	102.62
2022	102.90	177.06	130.71	177.06
2023	178.05	806.95	294.95	806.95
2024	809.20	1,030.50	914.67	1,030.50
Month
January 2025	1,031.00	1,052.00	1,042.11	1,052.00
February 2025	1,052.00	1,063.25	1,056.48	1,063.25
March 2025 (as of March 10, 2025)	1,062.75	1,065.00	1,063.83	1,064.50

(1)	Calculated using the average of daily exchange rates during the period (for both annual and monthly periods).

No representation is made that Argentine peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange regulations

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the BCRA pursuant to Communication “A” 8,035 as amended and supplemented from time to time.

Specific provisions for proceeds from the Foreign Exchange Market

Entry and settlement of the proceeds from the exports of goods and services and provisions of services by residents to non-residents through the Foreign Exchange Market

The Foreign Exchange Regulations establish that the following proceeds must be entered and settled in Argentine pesos through the Foreign Exchange Market within 20 business days following their collection: (i) collections from exports of goods and services and services by residents to non-residents; (ii) proceeds from the sale of non-produced non-financial assets; (iii) refunds for import payments made with access to the Foreign Exchange Market; (iv) settlements of insurance claims collected in foreign currency for imported goods damaged after the delivery of the goods to the resident; and (v) export advances, pre-financing, and post-financing from abroad for goods exporters. In the case of collections from exports of goods, this period will be subject in all cases to the deadlines set forth in case the collection takes place after the customs registration of the goods.

On December 13, 2023, Decree No. 28/2023 was published, which allowed that proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances be used 20% for trading securities quoted in foreign currency and payable in Argentine pesos and the remaining 80% be settled in the Foreign Exchange Market.

There are some exceptions to the obligation to enter and settle through the Foreign Exchange Market, including, but not limited to: (i) collections from exporters deposited abroad that cannot be used by the customer because they are reserved or guaranteed funds created by virtue of the requirements set forth in foreign debt contracts and deemed to be paid in the following 6 months; (ii) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as “Régimen de Fomento de Inversiones para Exportaciones de las Actividades de la Economía del Conocimiento”); and (iii) certain collections from exports of services by physical persons.

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

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it will be considered as fully or partially compliant with the follow-up of the shipping permit, for an amount equivalent to that paid locally in Argentine pesos and/or in foreign currency by a local agent of the company owning the foreign-flagged means of transport, provided that the following conditions are met:

-

The documentation shows that the delivery of the exported goods has taken place in the country, that the local agent has made the payment to the exporter locally and the currency in which such payment was made.

-

The company owning the foreign-flagged means of transport has a certification issued by a financial entity stating that the referred local agent would have had access to the Foreign Exchange Market for the equivalent amount in foreign currency that is intended to be imputed to the permit.

-

In the event that the amounts have been received in Argentina in foreign currency, the company owning the foreign-flagged means of transport has the certification of settlement of the funds in the Foreign Exchange Market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding US$ 2,000,000 in the charged calendar month.

Application of export proceeds

The Foreign Exchange Regulations authorize the application of export proceeds to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities previously settled in the Foreign Exchange Market; (ii) pre-financing of exports and export advances settled in the Foreign Exchange Market, provided that the corresponding transactions have been executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds; (iv) other foreign financial indebtedness subject to certain requirements as set forth in the Foreign Exchange Regulations; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, 549/2023, 597/2023 and 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements set forth in the Foreign Exchange Regulations are met.

External financial indebtedness

According to the Foreign Exchange Regulations for resident debtors to be able to access the Foreign Exchange Market to repay external financial indebtedness disbursed as from September 1, 2019, the loan proceeds must have been settled through the Foreign Exchange Market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the Foreign Exchange Market for repayment purposes.

YPF | Form 20-F | 2024

On November 7, 2024, the BCRA issued Communication “A” 8,129 that established an additional condition to access the Foreign Exchange Market, to make a transfer abroad to pay the principal of debt securities issued from November 8, 2024, including those covered by Communication “A” 8,055, establishing that payment must take place at least 365 calendar days after their date of issue.

Additionally, through the aforementioned Communication “A” 8,129, the BCRA established that financial entities may also grant access to the Foreign Exchange Market to residents who need to make payments for financial loans debt services or for local debt securities for the purchase of foreign currency prior to the period allowed by the Foreign Exchange Regulations provided the following conditions are met: (i) the acquired funds are deposited in foreign currency accounts held by the resident in local financial entities; (ii) access is granted within 60 calendar days prior to the due date of the payment to be made; (iii) access is granted for a daily amount not exceeding 10% of the amount to be settled at maturity; and (iv) the intervening financial entity has verified that the indebtedness, whose service will be settled with these funds, complies with the current foreign exchange regulations that allow such access.

Access to the Foreign Exchange Market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in the Foreign Exchange Regulations.

Moreover, prior BCRA approval is required for local residents to access the Foreign Exchange Market to make principal and interest payments under cross-border financial borrowings with related parties, although certain specific exceptions set forth in the Foreign Exchange Regulations apply.

On July 4, 2024, the BCRA issued Communication “A” 8,059 which repealed the requirement of prior conformity of the BCRA for access to the Foreign Exchange Market to make interest payments on commercial debts for the import of goods and services with related counterparties, provided that the remaining applicable requirements are met and the payment is made simultaneously with the settlement for an amount not less than the interest amount for which access to the Foreign Exchange Market is granted, among other conditions set forth in the Foreign Exchange Regulations.

Specific provisions on access to the Foreign Exchange Market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file an affidavit stating that:

(i)

At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial entities, and at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (“CEDEARs”, for its acronym in Spanish) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under external financial indebtedness, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial entities must also be accounted up to December 31, 2024. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial entities abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the customer because they are reserved or guaranteed funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the customer is a local government and exceeds the established limit, the financial entity may also accept an affidavit from the customer stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage operations with the deposited funds.

Financial entities may also accept an affidavit from the customer stating that their holdings in excess of the contemplated amount correspond to funds deposited in bank accounts abroad originating from the subscription abroad of a new debt security in the last 60 calendar days and that will be used to carry out a refinancing, repurchase, and/or early redemption operation of debt securities or external financial debts.

Additionally, financial entities may accept an affidavit from the customer stating that their holdings in excess of the contemplated amount correspond to funds deposited in bank accounts abroad in their name that originated in the last 180 calendar days from disbursements abroad of financial indebtedness covered by Section 3.5. of the Foreign Exchange Regulations received from November 29, 2024. The customer will continue to have the possibility of submitting the affidavit when the amount of the deposited funds does not exceed the equivalent to be paid for principal and interest in the next 365 calendar days.

(ii)

It undertakes the obligation to settle in the Foreign Exchange Market, within 5 business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(iii)

On the date of access to the Foreign Exchange Market, in the previous 90 calendar days and for 90 calendar days thereafter: (a) did not arrange sales in Argentina of securities with settlement in foreign currency; (b) did not exchange securities issued by residents for foreign assets; (c) did not transfer securities to depository entities abroad; (d) did not acquire in Argentina securities issued by non-residents with settlement in Argentine pesos; (e) did not acquire CEDEARs representing foreign shares; (f) did not acquire securities representing private debt issued in foreign jurisdiction; and (g) did not deliver funds in Argentine pesos or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

In the event that the customer requesting access to the Foreign Exchange Market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA, it must be submitted to the corresponding financial institution:

(a)

An affidavit evidencing that within the term of 90 days prior to accessing the Foreign Exchange Market it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business, or

(b)

(i) an affidavit stating details of the physical or legal persons exercising a direct control relationship over the customer and of other legal persons with which it is part of the same economic group; and (ii) that on the day on which it requests access to the market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

YPF | Form 20-F | 2024

The provisions of the Foreign Exchange Regulations (as detailed in (b)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)	an affidavit initialed by each physical or legal person to whom the customer has delivered funds under the terms provided in the Foreign Exchange Regulations; or

(ii)

an affidavit of each person or legal entity declared in the affidavit (i.e., all Direct Controlling Entities and the declared members of the economic group), stating compliance with the provisions of the Foreign Exchange Regulations; or

(iii)

a statement from each of the individuals or legal entities declared in the affidavit (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in the Foreign Exchange Regulations has not received in Argentina any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the customer or from any person to whom the customer has delivered funds under the terms set forth in the Foreign Exchange Regulations.

On September 19, 2024, the BCRA issued Communication “A” 8,108 which states that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with the Foreign Exchange Regulations.

Import payments

The Foreign Exchange Regulations allow access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue. Regarding the latter, through Communication “A” 8,059 the BCRA enabled access to the Foreign Exchange Market solely to make interest payments on commercial debts for the import of goods with related foreign counterparts, provided that the interest due date occurs from July 5, 2024, without the need to request prior approval from the BCRA.

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

On December 13, 2023, the BCRA issued Communication “A” 7,917, which was later amended by Communication “A” 8,035 issued on July 30, 2024, which substantially modified the regime of access to the Foreign Exchange Market for the payment of imports of goods and services, establishing the following regarding the access to the Foreign Exchange Market for the payment of imports of goods, effective as of December 13, 2023:

(i)

It shall not be necessary for access to the Foreign Exchange Market to have a declaration made through the SIRA in “EXIT” status as a requirement for access to the Foreign Exchange Market, nor to validate the operation in the “Single Current Account for Foreign Trade” computer system.

(ii)

Financial entities may provide access to the Foreign Exchange Market without prior BCRA approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the schedule established by the Foreign Exchange Regulations, according to the type of goods.

(iii)

Financial entities may also grant access to the Foreign Exchange Market without prior approval of the BCRA to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in Section (a) above when, in addition to the other applicable regulatory requirements, the payments are made simultaneously with certain financing the regulations allow.

On November 21, 2024, the BCRA issued Communication “A” 8,133 which incorporated new exceptions to the minimum deferral obligation to access to the Foreign Exchange Market for the payment of imports of goods and services registered as from December 13, 2023. For payments of imports of goods, it exempts prepayments of capital goods and payments on demand made (a) through an exchange and/or arbitrage transaction with funds deposited in a foreign currency account in a local financial entity and/or (b) simultaneously with the settlement of foreign currency financing granted to the customer by local financial entities. For payments of imports of services, it exempts when (a) the payment is to an unrelated counterparty and is made through an exchange and/or arbitrage transaction with funds deposited in a foreign currency account in a local financial entity and/or (b) the access is made from funds originated in a financing of imports of services granted by a local financial entity under certain conditions.

(iv)

Access to the Foreign Exchange Market to make payments with pending customs entry registration or deferred payments before the terms mentioned above is granted when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(v)

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the BCRA except when they are transactions financed by financial entities or official credit agencies or international organizations, among other situations.

(vi)

Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the financial entity having documentation that proves, at the date of issuance or granting, the guaranteed transaction was compatible with the terms and conditions set forth above.

Payments of foreign debts for the import of goods and/or for services effectively rendered and/or accrued

On December 22, 2023, the BCRA issued Communication “A” 7,925 which established the requirements for importers who have outstanding foreign indebtedness for the import of goods with customs entry registration until December 12, 2023 and/or for services effectively rendered and/or accrued until that date (“Import Debt Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, for its acronym in Spanish).

Importers of goods may subscribe BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to December 12, 2023. The amount of BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribed BOPREAL for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, would be able to access the Foreign Exchange Market as from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of BOPREAL.

Access to the Foreign Exchange Market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

YPF | Form 20-F | 2024

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in Argentina or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary bidding without limiting their ability to access the Foreign Exchange Market. Likewise, Communication “A” 7,935 established that those who had subscribed BOPREAL in primary bidding could, as from April 1, 2024, carry out sales transactions of securities in foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of BOPREAL, without violating the affidavits set forth in the Foreign Exchange Regulations.

On June 28, 2024, the BCRA issued Communication “A” 8,055 which established that if customers complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met: (i) the sale of BOPREAL at the origin of the transaction should not be considered for purposes of preparing the affidavit provided for in the Foreign Exchange Regulations; (ii) this sale will not enable the customer to conclude BOPREAL transactions for the difference between the value obtained from the sale and the nominal value of BOPREAL; and (iii) once the customer has regained possession of BOPREAL, the securities will be treated in the same way as those acquired in the primary bidding.

Payments for services rendered by non-residents

Pursuant to the Foreign Exchange Regulations, companies may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

Communication “A” 7,953 and Communication “A” 8,035 substantially modified the regime of access to the Foreign Exchange Market for the payment of imports of goods and services, establishing the following regarding the access to the Foreign Exchange Market for the payment of imports of services, effective as of December 13, 2023:

(i)	It will not be necessary to have a declaration made through the SIRASE nor to validate the operation in the “Single Foreign Trade Current Account” system.

(ii)

Entities may access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable requirements, the transaction falls within the situations established by the Foreign Exchange Regulations, including, among others: (a) the payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.23.1. of the Foreign Exchange Regulations and is made after 30 calendar days from the date of rendering or accrual of the service (this deadline will also apply to transfers abroad by local agents for their collection in the country of funds corresponding to services provided by non-residents to residents), and (b) the payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.4. of the Foreign Exchange Regulations and is made after 180 calendar days have elapsed from the date of rendering or accrual of the service. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

(iii)

Access to the Foreign Exchange Market for payments of services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

(a)

The customer accesses to the Foreign Exchange Market with funds originating from import financing of services granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in the Foreign Exchange Regulations.

(b)

If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in the Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days. If the granting of the financing is after the date of provision or accrual of the service, said deadlines will be calculated from this latter date.

(c)

The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the provisions established in the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

(d)

The customer accesses to the Foreign Exchange Market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions established in the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

(e)

The portion of the financial indebtedness abroad that is used for the purposes mentioned above may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

(f)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in the Foreign Exchange Regulations.

(g)

The customer has a certification for the Foreign Currency Access for Incremental Oil Production (“RADPIP” by its acronym in Spanish) and/or for the Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN” by its acronym in Spanish) under Decree No. 277/2022 issued within the framework of the provisions of the Foreign Exchange Regulations.

(h)

The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities, international organizations and/or official credit agencies.

(i)	The payment is to a counterparty not related to the customer and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

(iv)

The BCRA’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the amounts due are cancelled through specific means provided in the regulation.

YPF | Form 20-F | 2024

Repayment of foreign currency debt among residents

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited. However, the Foreign Exchange Regulations establish as exceptions the cancellation as from its maturity of principal and interest of:

(i)	Financing in foreign currency granted by local financial entities.

(ii)	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.

(iii)

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.

(iv)

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in Argentina, denominated and payable in foreign currency in Argentina, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in the country in foreign currency; and (iii) all of the funds obtained with the issue are settled through the Foreign Exchange Market.

(v)

Promissory notes with a public offering issued under CNV General Resolution No. 1,003/2024 and related regulations, denominated and subscribed in foreign currency whose principal and interest services are payable in Argentina in foreign currency, provided that all the funds obtained have been settled through the Foreign Exchange Market.

(vi)

Issuances made between October 9, 2020 and December 31, 2023 of debt securities with public registration in the country with an average life of not less than two years, denominated in foreign currency and whose services are payable in foreign currency in Argentina, which have been delivered to creditors of financial indebtedness and/or debt securities with public registration in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, which have been delivered to creditors as part of the refinancing parameters required at the time, following the requirements of the Foreign Exchange Regulations.

(vii)

Issuances made as from January 7, 2021 of debt securities with public registration in Argentina denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

(viii)

The issuance of debt securities with public registry in Argentina that were included in the Foreign Exchange Regulations, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

(ix)

Issuances of fiduciary debt securities issued by trustees of financial trusts with public offering carried out in accordance with the provisions of the CNV, provided that they are denominated and subscribed in foreign currency and whose principal and interest services are payable in foreign currency in Argentina. All funds obtained from the issuance of the mentioned instruments must be settled through the Foreign Exchange Market as a requirement for subsequent access to it, in order to meet their principal and/or interest services in foreign currency in Argentina.

Principal payments under related counterparty debt

BCRA’s prior approval is required to access the Foreign Exchange Market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the resident debtor, in accordance with the Foreign Exchange Regulations. Likewise, these debts will continue to be subject to prior approval even if there is a change in the creditor or the debtor so that there is no longer a link between the creditor and the resident debtor. However, the BCRA’s prior approval shall not be required: (i) in case of local financial entities’ own transactions; (ii) in case of a financial indebtedness abroad with an average life of not less than 2 years and the funds have been deposited and settled through the Foreign Exchange Market as from October 2, 2020; (iii) in case of external financial indebtedness that meets the following conditions: (a) the funds have been used to finance projects within the framework of the Plan GasAr 2020-2024, (b) the funds have been deposited and settled through the Foreign Exchange Market as from November 16, 2020, and (c) the indebtedness has an average life of not less than 2 years; and (iv) the payment is to be made simultaneously with the settlement for an amount not less than the interest amount for which access to the Foreign Exchange Market is granted for: (a) new financial borrowings included in section 3.5. of the Foreign Exchange Regulations with an average life of no less than 2 years and which include at least 1 year of grace for the payment of principal, in both cases counted from the date on which access to the Foreign Exchange Market is granted; or (b) new direct investment contributions from non-residents.

On December 19, 2024, the BCRA issued Communication “A” 8,161 which rendered ineffective the aforementioned requirement of prior approval from the BCRA for those clients who access the Foreign Exchange Market to pay at maturity compensatory interest accruing from January 1, 2025, on the original remaining value of financial debts with related foreign counterparts, while the interest owed as of December 31, 2024, or the punitive interest or other equivalents accruing from January 1, 2025, will continue to be subject to the prior approval requirement under the terms stated in the Foreign Exchange Regulations.

Likewise, the aforementioned conformity shall not be applicable when: (i) the client has a “Certification of Increase of Exports of Goods” for the years 2021 to 2023, issued within the framework of the provisions of the Foreign Exchange Regulations for the equivalent of the amount of capital to be paid; (ii) in case of external financial indebtedness with an average life of not less than 2 years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of the Foreign Exchange Regulations; (iii) in case of external financial indebtedness with an average life of not less than 2 years originated between August 27, 2021 and December 12, 2023, originated in a refinancing with the creditor of commercial debts for the imports of goods and services within the framework of the provisions of the Foreign Exchange Regulations, for which the client must have a certification for access to the Foreign Exchange Market issued within the 5 previous business days; (iv) the customer has a certification for the RADPIP and/or RADPIGN issued within the framework of the Foreign Exchange Regulations, for the equivalent of the amount of capital to be paid; and (v) it is external financial indebtedness and the access date is consistent with the conditions required to be included in such mechanism.

The Foreign Exchange Regulations establish that, as long as the requirement to obtain prior approval to access to the Foreign Exchange Market to pay, at maturity, the principal and interest of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the Foreign Exchange Market as from November 16, 2020 and the average life of the indebtedness is not less than 2 years.

YPF | Form 20-F | 2024

Access to the Foreign Exchange Market for the payment of new issues of debt securities

Companies may access to the Foreign Exchange Market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the Foreign Exchange Market an amount equivalent to the face value of the external indebtedness.

This requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within 2 years, for interest accrued through the date of refinancing and, interest that would accrue during the first 2 years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to the Foreign Exchange Regulations, resident debt issuers will have access to the Foreign Exchange Market for the payment at maturity of principal and interest of: (i) duly registered debt securities issuances; (ii) promissory notes with public offering issued under CNV General Resolution No. 1,003/2024 and related regulations ; and (iii) fiduciary debt securities issued by trustees of financial trusts with public offering carried out in accordance with the provisions of the CNV, in all cases, provided that they are denominated and payable in foreign currency in Argentina, as long as (a) they are fully subscribed in foreign currency, and (b) the proceeds of the issuance are previously settled through the Foreign Exchange Market.

On June 28, 2024, the BCRA issued Communication “A” 8,055 which established that financial entities may also provide resident clients with access to the Foreign Exchange Market with the objective of repaying the principal and interest on debt securities denominated in foreign currency, either in Argentina or abroad, provided that the other applicable requirements are met, and on the condition that the securities in question have been fully subscribed abroad and all funds received have been settled in the Foreign Exchange Market.

In the event that the payment must be made abroad, access to the Foreign Exchange Market may be granted up to 3 business days before the due date of the principal and/or interest.

On October 3, 2024, the BCRA issued Communication “A” 8,112 which established that clients who access to the Foreign Exchange Market to prepay financial debts with foreign entities in the context of a refinancing, repurchase, and/or early redemption operation of existing debt from the settlement of funds received from abroad through the issuance of new debt securities that include at least a 1-year grace period for the payment of principal and that imply a minimum extension of 2 years concerning the average life of the remaining principal of the prepaid debt, may also have access to: (i) pay up to the equivalent of 5% of the principal amount of the repurchased or redeemed debt as a repurchase, early redemption, or similar premium, provided that the settlement of funds received from abroad through the issuance of new debt securities exceeds the prepaid principal amount by at least the amount of the premium paid; (ii) pay the interest accrued on the repurchased and/or redeemed debt up to the closing date of the repurchase and/or redemption operation, without the need for settlement of funds for the equivalent amount; or (iii) pay on the closing date of the repurchase and/or redemption operation, without the need for settlement of funds for the equivalent amount, the issuance expenses or other services provided by non-residents derived from the issuance of the new debt securities issued and/or the repurchase and/or redemption operation.

Additionally, Communication “A” 8,112 established that the requirement of entry and settlement provided in the Foreign Exchange Regulations will be considered fulfilled for the portion of the new debt securities that are delivered by a resident to their creditors as a participation, repurchase, early redemption, or similar premium within the framework of an exchange, repurchase, and/or early redemption operation of existing debt securities, provided that: (i) the nominal value of the new securities delivered as a participation, repurchase, or early redemption premium or similar does not exceed the equivalent of 5% of the principal value of the effectively exchanged or repurchased debt; and (ii) the new debt securities include at least a 1-year grace period for the payment of principal and imply a minimum extension of 2 years concerning the average life of the remaining principal of the exchanged or repurchased debt.

Non-resident access to the Foreign Exchange Market

Pursuant to Section 3.13 of the Foreign Exchange Regulations, the prior approval of the BCRA will be required for access to the Foreign Exchange Market by non-residents for the purchase of foreign currency, with the exception of the situations established by the Foreign Exchange Regulations, among which are the following: (i) international organizations and institutions that perform the functions of official export credit agencies; (ii) repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution has been entered and settled through the Foreign Exchange Market from October 2, 2020, and the repatriation takes place at least two years after its entry; (iii) repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market, provided that all of the following conditions are met: (a) the destination of the funds has been the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section; (iv) repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a certification for the RADPIP and/or the RADPIGN issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment; and (v) repatriations of portfolio investments by non-residents originating from profits and dividends collected in the country since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

On September 19, 2024, the BCRA issued Communication “A” 8,108 which established that, when the remaining applicable regulatory requirements are verified, entities may grant access to the Foreign Exchange Market to carry out a repatriation of direct investments by a non-resident through the access of the resident who acquired their participation in the capital of a resident company, provided that: (i) the access is carried out simultaneously with the settlement of funds received from abroad for financial debt with an average life of no less than 4 years and that include at least 3-year grace period for the payment of principal; (ii) the resident entity whose capital is transferred is included among the sectors of forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and (iii) the transaction involves the transfer of at least 10% of the capital of the resident entity.

On February 2, 2025, the BCRA issued Communication “A” 8,191 which established a few exceptions, such as: (i) repatriations of direct investments by non-residents in companies through the access of the resident who acquired their participation in the capital of a resident company to the extent that: (a) the access is realized simultaneously with the liquidation of funds entered from abroad through financial borrowings included in section 3.5. of the Foreign Exchange Regulations or funds from a financial loan in foreign currency granted by a local financial entity from a credit line of a foreign financial entity, which have an average life of no less than 4 years and which contemplate at least 3 years of grace for the payment of capital; (b) the resident company whose capital is transferred falls within sectors of forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and (c) the operation involves the transfer of at least 10% of the capital of the resident company. In the event that, at the time of access, the client does not have the documentation proving that they have taken possession of the participation in the capital being paid, they must make a sworn statement committing to present it within 60 calendar days of accessing the Foreign Exchange Market; and (ii) repatriations of direct investment contributions by non-residents in a Single Project Vehicle (“SPV”) adhering to RIGI framed in the Foreign Exchange Regulations.

YPF | Form 20-F | 2024

Access to the Foreign Exchange Market by guarantee trusts for the payment of principal and interest

Pursuant to the Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access to the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly. Also, under certain conditions, a trustee may access the Foreign Exchange Market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the Foreign Exchange Market.

Derivative transactions

The Foreign Exchange Regulations require that, as from September 11, 2019, the settlement of futures transactions in regulated markets, forwards, options and any other type of derivatives entered into in Argentina, be made in Argentine pesos.

Likewise, access to the Foreign Exchange Market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that accesses the local market through this mechanism must designate a authorized financial entity to operate in the Foreign Exchange Market that will follow up the operation and will submit an affidavit committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited financial statements.

(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.

(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

(iv)	The company falls within one of the following situations and fulfills all the conditions in each case:

(a)

Records direct investment contributions settled as of January 17, 2020: (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020; (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap; and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced.

(b)

Profits generated in projects under the Plan GasAr 2020-2024 that fulfil the following requirements: (i) the profits generated by the foreign direct investment contributions are entered and settled through the Foreign Exchange Market. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the Decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph; (ii) the access to the Foreign Exchange Market occurs no earlier than 2 years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section; and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(c)	The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023 for the equivalent value of the profits and dividends being paid.

(d)	It has a certification for the RADPIP and/or RADPIGN for the equivalent value of the profits and dividends being paid.

(e)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

(f)

The client is an SPV adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under the provisions of the Foreign Exchange Regulations. In this case, the customer must submit the documentation supporting the definitive capitalization of the contribution.

On April 30, 2024, the BCRA issued Communication “A” 7,999 which established that clients may subscribe BOPREAL for an amount equivalent to the profits and dividends pending payment to non-resident shareholders, in accordance with the distribution determined by the shareholders’ meeting, in local currency. It is the responsibility of the entity completing the subscription on behalf of the client to verify compliance with the established requirements.

Moreover, clients may access to the Foreign Exchange Market for the payment of profits and dividends, provided that the applicable requirements are met, by carrying out an exchange and/or arbitration with funds deposited in a local account and originating from collections of principal and interest in foreign currency of BOPREAL.

Regards to the profits and dividends accrued in Argentine pesos within the country by non-residents from September 1, 2019, and which have not been remitted abroad, it was established, that non-resident clients may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends collected from September 1, 2019, according to the distribution determined by the shareholders’ meeting, adjusted by the latest available CPI published by the INDEC at the subscription date.

YPF | Form 20-F | 2024

Other specific provisions

Swaps, arbitrage and securities transactions

Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:

(i)	Transfers of funds from an individual’s local accounts (which are already in foreign currency) to their own bank accounts outside of Argentina.

(ii)

Transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine treasury bonds or BCRA bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Transfers of foreign currency abroad by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount of US$ 500 in any month, provided that the individual submits an affidavit stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution.

(v)

Exchange and arbitration transactions with funds deposited in a local account and originating from collections of principal and interest in foreign currency of BOPREAL are intended for the following purposes, provided that the applicable requirements are met: (a) the settlement of commercial liabilities for imported goods with customs entry registration up to December 12, 2023, eligible in accordance with the provisions of the Foreign Exchange Regulations; (b) the settlement of commercial liabilities for services rendered or accrued up to December 12, 2023, eligible in accordance with the provisions of the Foreign Exchange Regulations; (c) the settlement of debts. Furthermore, non-resident shareholders may repatriate profits and dividends eligible according to the Foreign Exchange Regulations. Additionally, the repatriation of portfolio investments originated from profits and dividends collected in the country since September 1, 2019 is also allowed under the Foreign Exchange Regulations.

(vi)

Transfer of foreign currency abroad by a local government from its foreign currency holdings deposited in local financial entities, including those constituting a surplus as provided in the Foreign Exchange Regulations, is permitted provided that the regulatory requirements applicable to the type of operation to be carried out in the case that it is processed against pesos are met.

All other exchange and arbitrage operations may be carried out by customers without the prior approval of the BCRA to the extent that they would be permitted without such approval under other exchange regulations, which also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad.

Securities transactions

CNV General Resolution No. 988/2023, as amended, established a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (“Agente Depositario Central de Valores Negociables”) for:

(i)	Sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine pesos.

(ii)

Transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of issuance law, unless their accreditation (a) results from a primary placement of securities issued by the National Treasury or by the BCRA, or (b) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV, among others.

(iii)	Applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.

Pursuant to applicable CNV regulations, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

(i)

If the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps. 200 million per day.

(ii)

If the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps. 200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs or similar certificates held in custody abroad, it is not subject to this requirement.

(iii)	If the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps. 200 million per client per day.

(iv)	If the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in the country within the framework of the aforementioned credits.

YPF | Form 20-F | 2024

SPVs adhered to the RIGI

On August 29, 2024, the BCRA issued Communication “A” 8,099 which established the regulations pertaining to the foreign exchange benefits for SPV that have adhered to the RIGI. In this sense, the BCRA has established: (i) exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a SPV adhering to the RIGI; (ii) exceptions to the mandatory inflow and settlement of foreign currency arising from export of services; (iii) access to the Foreign Exchange Market to make payments of certain expenses; (iv) access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders; (v) application abroad of proceeds from exports of goods; and (vi) exchange stability applicable to the SPV on the date of adherence to the RIGI.

The Bases Law created the RIGI, which promotes tax, customs and exchange benefits for projects that qualify as large investments. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative (see Notes 36.j) and Note 36.e) to the Audited Consolidated Financial Statements). In the case of exchange benefits, some are at the option of the applicant, such as the possibility that, subject to the scheme established in the Law, the funds from the collection of exports are considered freely available and can be kept abroad in accordance with the provisions of Article 198 of the Bases Law and Articles 98 and subsequent articles of Decree No. 749/2024.

Projects under Decree No. 929/2013

On December 16, 2024, the BCRA issued Communication “A” 8,155 which established that, at the request of a client that has a project included in the investment promotion regime for the exploitation of hydrocarbons established by Decree No. 929/2013, the entity may consider the follow-up of a shipment permit fulfilled for the part of the permit that is covered by a “Decree No. 929/2013 Certificate” issued under the provisions of SE Resolution No. 26/2023.

BCRA information regime

On December 28, 2017, the BCRA replaced the information regimes established in Communication “A” 3,602 and Communication “A” 4,237 with Communication “A” 6,401 (and the complementary Communication “A” 6,795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

(i)

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of US$ 50 million, a quarterly affidavit prior to the end of each quarter and an annual affidavit, which permits the correction, affirmation, or update of quarterly affidavits, must be filed.

(ii)

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds US$ 10 million but does not exceed US$ 50 million, an annual affidavit is the sole requisite form of compliance.

(iii)

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds US$ 1 million but does not exceed US$ 10 million, a streamlined annual affidavit is the sole requisite documentation.

Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than US$ 1 million are exempt from reporting obligations.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other operations is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “Item 10. Additional information—Exchange regulations—Specific provisions on access to the Foreign Exchange Market—External financial indebtedness”.

Advance Notice of Foreign Exchange Operations

Entities authorized to operate with foreign currency shall provide the BCRA with information on outgoing operations through the Foreign Exchange Market for daily amounts equal to or greater than the equivalent of US$ 100,000. This information must be provided at the end of each business day and with 2 business days’ notice. Clients shall inform financial entities in advance, so that they can comply with the requirements of this information regime. Consequently, as long as the other requirements established in the Foreign Exchange Regulations are simultaneously met, they can process foreign exchange transactions.

Criminal Exchange Regime

The Foreign Exchange Regulations establish that transactions that do not comply with the exchange regulations established by such regulations will be subject to the Criminal Exchange Regime (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: https://www.infoleg.gob.ar/ or on the BCRA’s website: https://www.bcra.gob.ar/, as applicable. The information contained in those websites is not part of this annual report and is not deemed to be incorporated herein.

Taxation

Argentine tax considerations

The following description is a summary of the material Argentine tax considerations related to the purchase, ownership and disposition of our Class D shares or ADSs, based upon tax laws of Argentina as in effect on the date of this annual report, and subject to any change in Argentine law that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class D shares or ADSs considering their specific circumstances. Although the following description is based on a reasonable interpretation of the rules in force, there can be no assurance that the tax authorities or the courts will agree with each and every one of the comments made herein.

Income tax (“IT”)

Taxation on dividends

No Argentine IT withholding would apply on dividends paid on our Class D shares or ADSs derived from profits earned during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities, except for the application of the equalization tax (“Equalization tax”). The Equalization tax applies to dividends exceeding the “net accumulated taxable income” from the immediate prior fiscal period at the time of distribution. To determine the “net accumulated taxable income” under Argentine Income Tax Law (“Income Tax Law”), the IT paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization tax would be imposed at a 35% rate on the excess amount. It is considered a final tax, and it is not applicable if dividends are paid in shares (“acciones liberadas”) instead of cash. If applicable, the Company is responsible for withholding the IT.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018 paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% IT withholding as a single and definitive payment on the amount of such dividends (“Dividend Tax”). If dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no Dividend Tax would apply. Equalization tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

YPF | Form 20-F | 2024

Taxation on capital gains

Capital gains arising from the transfer of shares, as well as quotas and other equity interests and other securities, are subject to IT, unless an exemption applies. Argentine entities are subject to IT on the net income derived from the sale, exchange or other disposition of shares and ADSs, through a progressive tax rate system ranging from 25% to 35% based on the taxpayer’s net accumulated taxable income.

Losses arising from the sale of shares and ADSs can only be offset against income derived from the same type and source of operations for a five-year carryover period.

Argentine resident individuals and undivided estates are exempt from IT on income derived from the sale, exchange or other disposition of shares and other securities when: (i) shares are placed through a CNV-authorized public offering; (ii) shares are traded on CNV-authorized stock markets with segments that ensure priority of price-time and bid interference; and/or (iii) the sale, exchange or other disposition of shares is made through CNV-authorized tender offer regimes and/or share exchanges.

Argentine resident individuals and undivided estates are also exempt from capital gains tax on the sale, exchange or disposal of certain securities (including shares), not included in the exemption mentioned before. This exemption applies to the extent that said securities are listed on CNV-authorized stock exchanges or securities markets. For these purposes, the limitation that foresees that total or partial exemptions established or that will be established in the future by special laws for securities issued by national, provincial, or municipal states or the Autonomous City of Buenos Aires will not have effects on IT for Argentine resident individuals and undivided estates would not apply.

Income obtained by Argentine resident individuals and undivided estates located in Argentina derived from the sale, exchange, or other disposal of shares and ADSs is subject to a 15% capital gains tax on net income, which is calculated in Argentine pesos. The acquisition cost may be adjusted based on the CPI inflation index rate published by the INDEC, to the extent that the equity participation has been acquired after January 1, 2018.

If Argentine resident individuals and undivided estates: (a) convert non-exempt ADSs into shares eligible for exemption; or (b) convert non-exempt shares into exempt securities representing shares, such conversion will be taxed on the fair market value at the time of the conversion. Upon completion of the conversion, the results obtained from any subsequent sale, exchange, swap or any other disposition of the underlying shares or securities representing shares would be exempt from IT, provided that the conditions specified in points (i), (ii) and/or (iii) of the paragraph above are satisfied.

Non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are exempt from IT derived from the sale, exchange or other disposition of Argentine shares in the following situations: (i) when the shares are placed through a CNV-authorized public offering; (ii) when shares are traded on CNV-authorized stock markets, with segments that ensure priority of price-time and bid interference; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges. The exemption applies to the extent the Foreign Beneficiaries do not reside in a “non-cooperative jurisdiction”, nor their funds are channelled through “non-cooperative jurisdictions”.

Although income derived from the sale, exchange or other disposition of ADSs of Argentine entities is considered as Argentine source income, capital gains resulting from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that do not reside in a “non-cooperative jurisdiction” and/or whose funds are not channeled through “non-cooperative jurisdictions” are exempt from IT on capital gains, as long as the underlying shares are authorized for public offering by the CNV.

In the event that Foreign Beneficiaries undergo a conversion process of shares not eligible for the exemption into securities representing shares that are exempt from IT, such conversion would be taxable for IT purposes based on their fair market value at the time of the conversion.

If non-Argentine residents reside in a “non-cooperating jurisdiction” or if the invested funds are channeled through a “non-cooperating jurisdiction”, the aforementioned exemptions do not apply. Consequently, any capital gains resulting from the disposal of Class D shares or ADSs will be subject to IT at a rate of 31.5% on the gross sale price.

In cases where the exemption is not applicable and Foreign Beneficiaries do not reside in a “non-cooperative jurisdiction”, nor their funds had channeled through “non-cooperative jurisdictions”, the gain derived from the disposition of ADSs would be subject to IT at a 15% withholding rate on the net capital gain or at a rate of 13.5% on the gross price. AFIP General Resolution No. 4,227/2018 regulates the mechanism to pay the corresponding IT, when applicable.

Personal assets tax (“PAT”)

Argentine resident individuals and undivided estates, foreign individuals and undivided estates and foreign entities are subject to a personal assets tax of 0.5% of the value of any shares issued by Argentine entities, held as of December 31 of each year. The PAT is imposed on Argentine issuers of such shares, such as us, which pays this tax on behalf of the relevant shareholders; and is calculated based on the proportional net equity value (“valor patrimonial proporcional”) of the shares, derived from the latest financial statements on December 31 of each year. According to the Argentine Personal Assets Tax Law, the Company is entitled and expects to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

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

Whenever financial institutions governed by Law No. 21,526 on Financial Entities make payments acting in their own name and behalf, the application of the TDC is restricted to certain specific transactions that include, among others, dividends or profits distributions.

YPF | Form 20-F | 2024

Value added tax (“VAT”)

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the VAT.

Stamp tax

The stamp tax is an Argentine local tax that is applicable to the execution of onerous acts, agreements and/or operations within a provincial jurisdiction or the Autonomous City of Buenos Aires, or outside Argentina but with effects in one or more local jurisdictions. Each local jurisdiction applies a different set of tax rates based on the type of operation. Consequently, stamp tax may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Gross turnover tax (“GTT”)

The GTT is an Argentine local tax, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective provincial Argentine jurisdiction. Each jurisdiction applies a different set of tax rates based on the type of activity. Consequently, GTT could be applicable on the transfer of Class D shares or ADSs and on the perception of dividends, depending on the local jurisdictions involved. Under the Tax Code of the Autonomous City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from GTT.

Regimes for the collection of provincial tax revenues on the amounts credited to bank accounts

Different Argentine tax authorities have established collection regimes for GTT purposes applicable to those credits generated in accounts registered at financial entities. These regimes apply to those taxpayers included in the monthly lists provided by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the GTT. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class D shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Estate and gift tax

There are no federal inheritance or succession taxes applicable to the ownership, transfer or other disposition of our Class D shares or ADSs.

The Buenos Aires Province has imposed a tax on gratuitous transfer of assets, including inheritance, legacies, donations, etc.

Regarding the fiscal year 2024, gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions and exclusions, is equal to or less than Ps. 2,038,752, or Ps. 8,488,486 in the case of parents, children, and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131% in tax period 2024), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if other applicable conditions are met.

Regarding the existence of taxes on the gratuitous transfer of assets in the remaining Argentine provincial jurisdictions, the analysis must be carried out taking into consideration the legislation in force in each Argentine province.

Court tax

If it becomes necessary to institute enforcement proceedings in relation to our Class D shares and ADSs in the Argentine federal courts or the courts sitting in the Autonomous City of Buenos Aires, a court tax (in general at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before Argentine provincial courts.

Incoming funds arising from “non-cooperative jurisdiction” or “low or nil tax jurisdictions”

According to Article 82 of Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Article 19 and Article 20 of the Income Tax Law.

Under Article 19 of the Income Tax Law, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as “non-cooperative jurisdiction”. The treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine government has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above, currently included in Article 24 of the Regulatory Decree of the Income Tax Law.

In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate IT rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Article 73 of the Income Tax Law.

Pursuant to Article 25 of the Regulatory Decree of the Income Tax Law, for purposes of determining the taxation level, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

According to the legal presumption under Article 18.2 of Law No. 11,683, incoming funds from “low or nil jurisdictions” could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved.

The unjustified increases in net worth mentioned in the preceding paragraph, plus an additional 10% attributed as income used or consumed in non-deductible expenses, constitute net gains for the fiscal year in which they occur, for the purpose of determining the IT. Furthermore, they may serve as a basis for estimating the omitted taxable transactions during the corresponding fiscal year for the VAT and internal taxes, if applicable.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third-party in such jurisdiction, or that such funds have been previously declared.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom, Turkey and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, Japan and Luxemburg have been signed, but the treaties have not yet been ratified by their respective governments.

YPF | Form 20-F | 2024

There is currently no tax treaty or convention in effect between Argentina and the United States. However, since January 2021 an international administrative agreement for the exchange of information between the ARCA and the United States tax administration (Internal Revenue Service or “IRS”), has been in force. It is not clear when, if ever, a treaty will be ratified or enter into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a U.S. resident holder of our Class D shares or ADSs.

Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the PAT and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

United States federal income tax (“U.S. IT”) considerations

The following is a summary of material U.S. IT consequences of owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such securities. Holders are encouraged to consult a tax advisor concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our Class D shares or ADSs as applicable to each holder’s particular circumstances.

As used hereinafter, a “U.S. Holder” is a beneficial owner of our Class D shares or ADSs and who is, for U.S. IT purposes, a citizen or resident of the United States, a domestic corporation or a person or entity that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such shares or ADSs.

This discussion applies only if you are a U.S. Holder and you hold our Class D shares or ADSs as capital assets for U.S. IT purposes, and it does not describe all the tax consequences that may be relevant to holders, subject to special rules, such as:

●	Certain financial institutions.
●	Insurance companies.
●	Dealers and traders in securities or financial instruments, who use a mark-to-market method of tax accounting.
●

Persons holding our Class D shares or ADSs as part of a hedge, straddle, wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to our Class D shares or ADSs.

●	Persons whose functional currency for U.S. IT purposes is not the U.S. dollar.
●	Entities classified as partnerships for U.S. IT purposes (or partners therein).
●	Persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.
●	Persons holding Class D shares or ADSs in connection with a trade or business conducted outside the United States.
●	Tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”.
●	Persons holding our Class D shares or ADSs that own or are deemed to own 10% or more of our stock by vote or value.

This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all in force as of the date of this annual report. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of our Class D shares or ADSs.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. IT purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the shares underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of distributions

Subject to the discussion of the PFIC rules below (see “Item 10. Additional information—Taxation—United States federal income tax (“U.S. IT”) considerations—Passive foreign investment company (“PFIC”) rules”), distributions paid on our Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. IT principles). Because we do not maintain calculations of earnings and profits under U.S. IT principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), and the discussion below regarding the PFIC rules, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at a reduced rate if they are “qualified dividend income”.

Dividends paid on our Class D shares or ADSs will be treated as “qualified dividend income” if (i) the Class D shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the Class D shares or ADSs, as applicable (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed.

Additionally, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. IT purposes with respect to our 2023 and 2024 taxable years. For more information regarding PFIC rules, see “Item 10. Additional information—Taxation—United States federal income tax (“U.S. IT”) considerations—Passive foreign investment company (“PFIC”) rules”. Because the Class D shares are not themselves listed on a U.S. exchange, dividends received with respect to our Class D shares that are not represented by ADSs may not be treated as qualified dividends. You should consult your own tax advisor to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine IT. The dividends will be treated as foreign-source dividend income and may not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

YPF | Form 20-F | 2024

Subject to generally applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances, Argentine IT, if any, withheld from dividends on our Class D shares or ADSs may be creditable against your U.S. IT liability. These generally applicable limitations and conditions include requirements adopted by the U.S. IRS on regulations promulgated in 2021 and Argentine IT will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder.

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

Sale or other disposition of our Class D shares or ADSs

Subject to the discussion of the PFIC rules below (see “Item 10. Additional information—Taxation—United States federal income tax (“U.S. IT”) considerations—Passive foreign investment company (“PFIC”) rules”), gain or loss you realize on the sale or other disposition of our Class D shares or ADSs for U.S. IT purposes generally will be capital gain or loss and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your adjusted tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

If Argentine IT is withheld on the sale or other disposition of our Class D shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of the sale or other disposition before deduction of such tax. A U.S. Holder generally will not be entitled to credit any Argentine tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. IT liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance mentioned above and complies with the specific requirements set forth in such guidance.

Additionally, capital gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our Class D shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. IT liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the Argentine IT would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance mentioned above also indicates that the U.S. Treasury and the U.S. IRS are considering proposing amendments to the 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules (including any relevant limitations) to their investment in, and disposition of, our Class D shares and ADSs.

Passive foreign investment company (“PFIC”) rules

We believe that we were not a PFIC for U.S. IT purposes for the taxable year of 2024 and do not expect to be a PFIC in 2025 and the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatments (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of our Class D shares or ADSs). Certain elections might be available that would result in alternative and potentially more favorable treatments (such as mark-to-market treatment). You should consult your tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. IT liability and may entitle you to a refund, provided that the required information is timely furnished to the U.S. IRS.

Certain U.S. Holders may be required, generally on U.S. IRS Form 8938, to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution, such as our ADSs). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our Class D shares or ADSs.

Access to public information

Court decision on Chevron - YPF’s Project Investment Agreement

On November 10, 2015, the Argentine Supreme Court of Justice in the claim stated by Rubén Héctor Giustinani against YPF S.A., ordered us to furnish information regarding the Project Investment Agreement (“PIA”) we entered into with Chevron on July 16, 2013, based on the requirements of Decree No. 1,172/2003, which regulates access to information considered public. The PIA aims to develop hydrocarbon resources in Argentina. In compliance with the decision, a full copy of the PIA was delivered to the court on September 22, 2016.

YPF | Form 20-F | 2024

YPF S.A. had stated that the PIA was entered into under the Argentine General Corporations Law and that the confidentiality of the terms thereof was intended to safeguard geological, commercial and financial information, which was of strategic value to both parties to the PIA.

Public disclosure of confidential information could place us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we pursued all avenues to preserve its confidentiality. We have stated before the courts that we intend to comply with the requirements of aforementioned Decree No. 1,172/2003 while preserving our right to keep certain industrial, commercial, financial and technical matters confidential, as provided by said Decree.

Delivery of the PIA does not imply YPF S.A.’s waiver of rights in the event that any other confidential information and/or documents of YPF S.A. are required to be disclosed in the future.

On September 29, 2016, Law No. 27,275 was published in the Official Gazette to guarantee the right to access public information. This Law provides for a specific exception for companies that are authorized to make public offerings of their securities, which is applicable to YPF S.A.

Documents on display

All of the SEC filings made electronically by YPF S.A. are available to the public on the SEC’s website www.sec.gov. This annual report is also available, free of charge, at investors.ypf.com/financial-information.html.

Foreign Investment Legislation

Under Law No. 21,382 Argentine Foreign Investment, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment.

Currently, foreign investment, other than broadcasting and acquisition of land located in frontier border areas (and other security areas) according to Law-Decree No. 15,385/1944 (as amended and supplemented from time to time), is not restricted. Additionally, no prior approval is required to make foreign investments.

According to Law No. 26,737 of rural land protection regime, foreign investment in rural lands is initially restricted. However, this restriction was lifted by the issuance of DNU No. 70/2023, in accordance with Article 99, Section 3 of the National Constitution, which repealed Law No. 26,737 (for further details on Decree No. 70/2023 see Note 36.i) to the Audited Consolidated Financial Statements). However, there is an injunction filed by the Malvinas Islands Veterans Center (“CECIM”) that has challenged the constitutionality of Decree No. 70/2023 concerning the repeal of Law No. 26,737. In this claim, a Second Instance ruling was issued in favor of the injunction, declaring the contested regulation unconstitutional. This declaration of unconstitutionality is not final nor enforceable under current conditions, as the Court of Appeals granted the Federal Extraordinary Appeal filed by the National State before the CSJN, which suspends the effects of the Court of Appeals’ ruling. Nevertheless, a precautionary measure obtained by the plaintiffs prior to the ruling remains in effect until the final decision is made (regarding which the CSJN has not yet ruled). Therefore, it can be argued that the applicability of the decree concerning Law No. 26,737 currently has no effect and cannot be considered repealed.

No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder (see “Item 4. Information on the Company—History and development of YPF S.A.” and “Item 10—Additional information—Certain provisions relating to acquisitions of shares—Restrictions on control acquisitions”).

YPF | Form 20-F | 2024

ITEM 11. Quantitative and qualitative disclosures about market risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2024, and from which we may derive gains or incur losses from changes in the market, interest rates, foreign exchange rates or commodity prices. We do not use derivative financial instruments for speculative purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key information—Risk factors” and “Item 5. Operating and financial review and prospects—Factors affecting our operations”.

For comparative information for the year ended December 31, 2023 see “Item 11. Quantitative and qualitative disclosures about market risk” in our annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Interest rate exposure

Only 6% of our financial debt is subject to variable interest rate, while only 2% of our financial assets measured at amortized cost are subject to a variable interest rate. Financial assets measured at amortized cost subject to a variable interest rate include trade receivables and have a low exposure to interest rate risk. Our financial assets measured at amortized cost that accrued interest, whether at fixed or variable interest rates, are current assets.

For information about our financial assets and liabilities as of December 31, 2024 that may be sensitive to changes in interest rates, see “Interest rate risk” section in Note 4 to the Audited Consolidated Financial Statements.

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

For information about the maturities of our financial liabilities see “Liquidity risk management” section in Note 4 and Note 22 to the Audited Financial Consolidated Statements and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”. For information regarding fair values of our financial liabilities see Note 6 to the Audited Consolidated Financial Statements.

Additionally, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs”.

Hydrocarbons price exposure

Our results of operations are exposed to volatility mainly in the prices of certain crude oil products, especially in connection with imports, for further information see Note 4 to the Audited Consolidated Financial Statements. For information of our natural gas delivery commitments as of December 31, 2024, see “Item 4. Information on the Company—Business organization—Gas and Power—Natural gas delivery commitments and supply contracts” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations”.

YPF | Form 20-F | 2024

ITEM 12. Description of securities other than equity securities

American Depositary Shares

The Bank of New York Mellon, as Depositary of YPF ADRs, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

For additional information, please refer to Exhibit 2(d) “Description of rights of each class of securities registered under Section 12 of the Exchange Act”.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADRs holders. In 2024, the Depositary made payments totaling US$ 2,375,929.25 to YPF S.A. for ADR program related expenses.

YPF | Form 20-F | 2024

PART II

ITEM 13. Defaults, dividend arrearages and delinquencies

None.

ITEM 14. Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15. Controls and procedures

Disclosure controls and procedures

As of December 31, 2024, YPF, under the supervision and with the participation of the management, including our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the CEO and the CFO concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2024, in ensuring that information required to be disclosed in reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

YPF’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of YPF’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of YPF’s management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation report of the Independent Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included herein preceding the Audited Consolidated Financial Statements.

Changes in internal control over financial reporting

During 2024 we continued with the deployment of the system SAP S/4 Hana Solutions, primarily to replace the commercial and stock systems related to the Downstream business segment, and the most significant part of the implementation was completed. As of December 31, 2024, we implemented changes in our internal controls over financial reporting related to sales of refined products, logistic services purchases and goods purchases processes. These changes mainly involved the incorporation of new automated internal controls and the updating of manual internal controls, as necessary to ensure the integrity and accuracy of the information in our accounting and financial reporting process and to take advantage of automated controls provided by this system. There were no other changes in YPF’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

YPF
|
Form 20-F
|
2024

ITEM 16.
ITEM 16A. Audit Committee Financial Expert
Our Board of Directors, at its meeting held on December 14, 2023, appointed Mario Eduardo Vázquez as the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believed that Mr. Vázquez possessed the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form
20-F.
Mr. Vázquez was an independent director according to the CNV regulations.
On August 7, 2024, the Board of Directors appointed Eduardo Alberto Ottino as the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Ottino possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form
20-F.
Mr. Ottino is an independent director according to the CNV regulations.
ITEM 16B. Code of Ethics
The CDEyC of YPF is a fundamental pillar of our Compliance Program. It establishes the Company’s integrity standards, based on corporate ethical values essential for the maintenance of an economically viable and sustainable long-term business. The CDEyC is aligned with current legislation and market best practices.
Its content includes principles and rules to guide employees and third parties who carry out activities with the Company or by name, interest, and account thereof. It highlights what are the individual and collective responsibilities, what is acceptable and not acceptable within the organization, with a strong focus on YPF’s policy of zero tolerance for corruption and bribery.
The CDEyC is applicable to employees and directors of YPF S.A. as well as to YPF’s subsidiaries, wholly-owned companies, its respective contractors, subcontractors, suppliers, consultants and other business partners and their respective members who carry out business with the Company, whether directly or on its behalf, interest and on its account.
The CDEyC also details the available channels to both employees and third parties to report breaches to the code, including an ethics hotline to receive complaints regarding possible violations to the CDEyC. The CDEyC expressly states the Company’s no retaliation policy and protection for whoever makes a good faith complaint, and the establishment of an Ethics Committee together with the role of the Chief Compliance Officer (“CCO”).
The CDEyC also includes a policy on prohibited periods for trading YPF S.A. securities when conducting stock transactions, among other requirements. This policy applies to officers and those others to whom the CDEyC is applicable to (see Exhibit 11.2 “YPF S.A. Internal Regulations for Conduct in the Securities Market, including section 4 on Insider Trading policies”).
Since August 15, 2003, we have not waived compliance with the CDEyC in terms of the Foreign Corrupt Practices Act (“FCPA”) and Law No. 27,401. The CDEyC was not amended during 2024. YPF is certified ISO 37001 “Anti-Bribery Management System”, which ensures that our Integrity Program is in accordance with the highest national and international standards.
A copy of the CDEyC can be found at YPF’s web page in English and Spanish, at
www.ypf.com/english/Compliance/Paginas/Compliance.aspx
, or it can be requested by any person without charge in writing by telephone or
e-mail
from us at the following address:
YPF S.A.
Investor Relations office
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
Tel. (+5411) 5441-3085
E-mail:
inversoresypf@ypf.com
Ethics Committee
The Board of Directors of YPF S.A. created the Ethics Committee to oversee the Company’s policy so that we achieve the highest standards of quality with regard to the principles and values we promote. As of the date of this annual report, the Ethics Committee´s is composed as follows: the Internal Auditor (Javier Horacio Fevre), the Legal Affairs Corporate Vice President (Germán Vito Fernández Lahore), the People and Culture Vice President (Florencia Tiscornia), the CCO (María de las Mercedes Archimbal) and two business representatives (Guillermo José Garat and Lisandro Deleonardis). This composition is meant to ensure the decision-making process is both fair and comprehensive. The Ethics Committee is organized through a committee’s charter.
In addition to the members of our senior management and members of the Disclosure Committee whose outside business interests and experiences were described above, we include the following:

Maria de las Mercedes Archimbal
Born:
October 29, 1982.
Current position:
CCO since May 2021.
Other current activities:
None.
Shares in YPF:
Owns less than 1% of Class D shares.
Experience:
Between 2006 and 2020, she held various positions in the public and private sectors related to government control and accountability, public policies, corporate governance, ethics and transparency and integrity. She is fellow of the International Visitor Leadership Program (“IVLP”) of the U.S. Department of State on Accountability in Government and Transparency. She has participated as a speaker and moderator in different national and international panels on compliance, transparency, integrity and ethics, accountability and public policies, and is also the author of various articles on these topics. Since May 2021, she is the CCO of YPF S.A, and is also in charge of the Compliance Program for some of YPF’s affiliates such as YPF Gas, AESA, OPESSA,
Y-TEC,
YPF Brasil, YPF Chile and Fundación YPF. She is a member of the Diversity Committee of YPF S.A. and chairs the Company’s Domestic Violence Subcommittee. She chairs the Compliance Commission of the Argentine Institute for Oil & Gas (“IAPG”) and was appointed as Corporate Counsel Forum Liaison Officer of the Compliance Subcommittee of the Anticorruption Committee of the International Bar Association serving until December 2024. She also served as co-chair
of the Integrity & Compliance Task Force of B20 Brazil 2024.
Education:
She is a Lawyer from Universidad Católica Argentina, MA in International Relations and Negotiations from Universidad de San Andrés and Facultad Latinoamericana de Ciencias Sociales (“FLACSO”), MA in International Economic Relations from Universidad de Barcelona, and MA in Administration and Public Policy from Universidad de San Andrés. She holds a postgraduate diploma in oil and gas from Universidad Austral. She is certified as Leadership Professional in Ethics & Compliance by the Ethics & Compliance Initiative. She holds a certificate in Corporate Sustainability from Yale University.
Family relations:
No family relationships with members of the board or senior management.

YPF
|
Form 20-F
|
2024

ITEM 16C. Principal accountant fees and services
The following table sets forth, for the periods indicated, information regarding the fees for services rendered by our certifying accountant, Deloitte & Co. S.A. and its subsidiaries by type of service rendered to YPF S.A. and its subsidiaries. All services described in the following table were approved by the Audit Committee of YPF S.A.

	For the year ended December 31, (thousands of Ps.)
	2024		2023
Services rendered	Fees	Expenses	Fees	Expenses
Audit fees	3,573,012	5,002	1,408,673	1,471
Audit-related fees (1)	262,272	-	32,172	-
Tax fees (2)	24,484	-	8,096	-
All other fees (3)	464,340	-	88,829	-
	4,324,108	5,002	1,537,770	1,471

(1)
Includes mainly accounting certifications, special purpose reports, and other assurance reports provided by auditors to be filed with or furnished to regulatory authorities, financial institutions and others.

(2)	Includes mainly services related to tax compliance and advice for certain subsidiaries.
(3)
Includes: (i) for 2024, services related mainly to the Company’s sustainability report and methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to technical assistance and reports to comply with Argentine regulations, technical assistance on human rights risk analysis and courses to subsidiaries; and (ii) for 2023, services related mainly to methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and risk management and GRC solutions, and, to lesser extent, services related to technical assistance on human rights risk analysis, the Company´s sustainability report and services related to information security compliance with Payment Card Industry.

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
The
pre-approval
policy is as follows:

•	The Audit Committee of YPF S.A. must pre-approve all audit and non-audit services to be provided to YPF S.A. or any of its subsidiaries by the external auditor of YPF S.A.
•
The Chair of the Audit Committee of YPF S.A. has been delegated the authority to approve the engagement of YPF S.A.’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit Committee of YPF S.A. for any of the services which require pre-approval
as described above. Services approved by the Chair of the Audit Committee of YPF S.A. must be ratified at the next plenary meeting of the Audit Committee of YPF S.A.

ITEM 16D. Exemptions from the listing standards for the Audit Committee
None.
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
On April 26, 2024, the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting of YPF S.A. approved the creation of a reserve for purchase of treasury shares. The acquisition of YPF S.A.’s shares is for the purposes of granting the share-based compensation plans to our employees. See Notes 2.b.11) and 38 to the Audited Consolidated Financial Statements.
YPF S.A. has not made any purchase of its own shares during 2024.
See Note 31 to the Audited Consolidated Financial Statements.
ITEM 16F. Change in registrant’s certifying accountant
During the years ended December 31, 2024, 2023 and 2022 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election
after the completion of its current audit or been dismissed.
ITEM 16G. Corporate governance
See “Item 6. Directors, Senior Management and Employees—Compliance with the NYSE Listing Standards on Corporate Governance”.
ITEM 16H. Mine safety disclosure
Not applicable.
ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.
ITEM 16J. Insider trading policies
The Company has adopted insider trading policies governing the purchase, sale, and other dispositions of securities issued by YPF S.A. and its subsidiaries by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of such insider trading policies is included in Section 4 of YPF S.A. Internal Regulations for Conduct in the Securities Market which is an exhibit of the Code of Ethics and Conduct of the Company, and is attached as Exhibit 11.2 “YPF S.A. Internal Regulations for Conduct in the Securities Market, including section 4 on Insider Trading policies” to this annual report.

YPF
|
Form 20-F
|
2024

ITEM 16K. Cybersecurity
Risk management and strategy
Cybersecurity and Corporate Security at YPF are defined as the protection of YPF’s assets, processes and operations from various types of cybersecurity threats. Cybersecurity risk management is responsibility of our Compliance and Cyber-Risk Management team, overseen by our Chief Information Security Officer (“CISO”).
The management of Cybersecurity and Corporate Security is aligned with the Company’s Corporate Risk Management Policy, which is continuously applied throughout the organization, integrating different teams to build a culture and to develop best practices on risk management. This culture is in accordance with our corporate ethical values, including the following: “
We prioritize security: We protect people and their environment, safeguard information, assets, and reputation of the Company
”, as set forth in the CDEyC and complementary policies of the Company.
Our Corporate Risk Management Policy is based on ISO 31000 “International Organization for Standardization Risk Management” and the guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission, Enterprise Risk Management (“COSO ERM”). In addition, a Cyber-Risk Standard for cybersecurity has been implemented based on best practices and international standards.
Each cybersecurity risk is evaluated by considering exposure, probability of occurrence and consequences, allowing YPF to prioritize risk management efforts and assess the criticality levels of both inherent and residual risks. The Company has a Corporate Risk Management Model, which is supported by a comprehensive software deployed across the entire Company, enabling the identification, assessment and monitoring of risks. This software generates reports and indicators, activates alarms and establishes interactions for users that are adapted to multiple scenarios.
As cyber-attacks become more sophisticated, YPF remains committed to making efforts for enhancing its detection, prevention and monitoring capabilities. The Company consistently assesses and, if necessary, improves its cybersecurity measures to reduce the risk of cyber-attacks. This includes adopting software and tools designed for the timely detection of potential intrusions, promoting the preparedness for responding to intrusions and maximizing the Company’s resilience in the event of destructive cybersecurity incidents. Regarding the Company’s response plan for cybersecurity incidents, YPF has implemented an ongoing review mechanism that includes processes to triage, assess severity of, escalate, contain, investigate and remediate cybersecurity incidents, which could contribute to mitigate operational, brand and reputational damage for YPF.
Throughout 2024, we continued carrying out various awareness-raising and training activities, focusing on more in-depth
training in the Company’s technology, covering areas such as information technology (“IT”), operation technology (“OT”) and cybersecurity. The goal was to raise internal awareness about common cybersecurity issues such as phishing, ransomware and data leaks, among others. YPF monitors developments in IT and cybersecurity, analyzes cybersecurity threats and cybersecurity incidents and conducts mandatory trainings and awareness campaigns for its employees, all aimed at protecting YPF against evolving cybersecurity threats. In addition, to further ensure its cybersecurity, YPF engages external providers to conduct penetration tests on its systems and perform ongoing monitoring activities for potential cyber-risks.
Nowadays, the Company continues to enhance the security operations technology monitoring center (“SOC OT”), broadening the scope of monitoring and detecting cybersecurity incidents in industrial networks at an early stage.
Our business and results of operations have not been materially affected by cybersecurity threats or incidents; however, no assurance can be given that we will not be subject to any future material cybersecurity incidents. See “Item 3. Risk factors—Risks relating to our business—We may suffer information technology system failures, network disruptions and breaches in data security”.
We are
adopting
Artificial Intelligence (“AI”) technology available via open source or commercial license agreements, and as such, third-parties can use this technology for use in their own products and services. We may not have insight into, or control over, the practices of third parties who may utilize such AI technologies. As such, we cannot guarantee that third parties will not use such AI technologies for improper purposes, including through the dissemination of inaccurate, defamatory or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies. As such, it is not possible to predict all the risks related to the use of AI and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect our ability to develop and use AI or subject us to legal liability. Nevertheless, the Company has established the basis for best practices in IA together with the Compliance, Legal Services, IT and Cybersecurity teams.
Cybersecurity governance
The Board of Directors of YPF S.A. oversees the evolution, risks and action plans of cybersecurity in YPF, according to the cybersecurity model adopted by YPF, through the Risk and Sustainability Committee which monitors the main risks that are specific to YPF, including cybersecurity risks, and the implementation of the corresponding mitigation actions, among other functions. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Risk and Sustainability Committee”.
The CISO recommends to the Risk and Sustainability Committee on policies and practices according to best practices on management of cybersecurity risks, among others.
The CISO is a position created in 2021, reporting to the Technology Vice Presidency and held by Leonardo Oscar Iglesias since January 2023. For more than 22 years, our CISO has held various positions in different technological areas within the Company, working in the areas of control and telemetry systems for the industrial world, building automation, communications, application/database/SAP Basis maintenance, electronic security systems (CCTV and access control), IT, OT, Cybersecurity and data architecture; and has served as a speaker and moderator on numerous national cybersecurity panels. In YPF, he worked in the following areas: telemetry and control (2003-2009), communications (2009-2011), Head of Special Projects and Technologies (2011-2016), Head of Application Infrastructure (2016-2018), Head of Digital Workplace Services (2019), Cybersecurity Architecture Manager (2019-2020), Enterprise Architecture Manager (2020-2022), and currently holds the position of President of the Cybersecurity Commission at the IAPG and coordinator of the non-financial
CISOs group. Regarding his education, he is an engineer from Universidad de Palermo, holds a master’s degree in business administration from Universidad Torcuato Di Tella, holds a diploma in cybersecurity from Universidad de Palermo, and is certified in different technologies.

YPF | Form 20-F | 2024

PART III

ITEM 17. Financial statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial statements

Our Audited Consolidated Financial Statements are included in this annual report beginning on page F-1. The report of the Independent Registered Public Accounting Firm is included herein preceding the Audited Consolidated Financial Statements.

ITEM 19. Exhibits

1.1	Bylaws (Estatutos) of YPF S.A. as amended (Spanish version) *
1.2	Bylaws (Estatutos) of YPF S.A. as amended (English version) *
2(d)	Description of rights of each class of securities registered under Section 12 of the Exchange Act
8	List of main subsidiaries (see Note 1 to the Audited Consolidated Financial Statements)
11.1	Code of Ethics *
11.2	YPF S.A. Internal Regulations for Conduct in the Securities Market, including section 4 on Insider Trading policies
12.1	Section 302 Certification by CEO
12.2	Section 302 Certification by CFO
13	Section 906 Certification
15.1	Consent of DeGolyer and MacNaughton
15.2	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2024, dated February 12, 2025
97.1	Clawback Policy *
101	Interactive data files
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Incorporated by reference to YPF’s 2023 annual report on Form 20-F filed on April 25, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By: /s/ Federico Barroetaveña
Name: Federico Barroetaveña

Title: Chief Financial Officer

Date: March 28, 2025

YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and shareholders of YPF SOCIEDAD ANONIMA
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and subsidiaries (the “Company”) as of December 31, 2024, 2023, and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment of Property, Plant and Equipment (PP&E) — Gas Neuquina Basin cash generating unit (CGU)— Refer to Notes 2.b.5), 2.c) and 8) to the financial statements
Critical Audit Matter Description
The Company’s evaluation of PP&E for impairment involved the comparison of the recoverable amount of each CGU to its carrying value. The Company determined the recoverable amount for the CGUs based on the value in use. Value in use was based on discounted cash flow model, which required management to make significant estimates and assumptions related to crude oil and natural gas reserves and resources estimates, the forecasts of future revenues, operating costs and capital expenditures, abandonment costs, and the discount rate. Changes in recoverable amount estimates and assumptions could have a significant impact on the recoverable amount of the CGU, and either the amount of any impairment charge or reversal of prior impairment charges.
As of December 31, 2024, the carrying value of the net assets of Gas – Neuquina Basin CGU was U.S. dollars 2,769 million and approximates its recoverable value. During the year ended December 31, 2024, the Company did not recognize any increase or reversal of impairment charges related to Gas – Neuquina Basin CGU.
Given the significant judgments made by management to estimate the recoverable amount of the CGU Gas – Neuquina Basin, which could result in an adjustment to the provision for impairment, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to crude oil and natural gas reserves and resources estimates, the forecasts of future revenues, operating costs and capital expenditures and abandonment costs, and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, and oil and gas reserves specialist.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the CGU Gas – Neuquina Basin for impairment included, among others:

•
We tested the effectiveness of controls over the evaluation of PP&E for impairment, including those over the indicators of impairment, the crude oil and natural gas reserves and resources estimates, the forecasts of future revenues, operating costs and capital expenditures and abandonment costs, and the discount rate.

•
With the assistance of our oil and gas reserves specialists, we evaluated the Company’s independent reservoir engineer by (1) examining reports and assessing the scope of their work and findings, and (2) assessing their competence, capability, and objectivity.

•	We tested the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the recoverable amount of the CGU.

•
We assessed the reasonableness of management´s crude oil and natural gas reserves and resources estimates, by making a selection of fields, and (1) understanding and testing the source of the financial information underlying the estimates, and (2) comparing management´s estimate with the independent reserves auditor estimate.

•
We assessed the reasonableness of management´s forecast of future revenues, operating costs and capital expenditures and abandonment costs, by selecting fields and (1) understanding and testing the source of the financial information underlying the estimates, (2) testing future production profiles with management´s crude oil and natural gas reserve and resources estimates, (3) comparing the information to other evidence obtained during the audit, and (4) evaluating management´s ability to accurately forecast certain key assumptions, such as crude oil and natural gas prices and macroeconomic assumptions by comparing those to management´s historical forecasts.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, the projections of certain key assumptions underlying the estimates of the recoverable amount, such as macroeconomic assumptions, crude oil and natural gas prices, and the discount rate by (1) understanding how management made the key assumptions and selected the discount rate, (2) understanding and testing the source of the information underlying those key assumptions and the discount rate, (3) testing the mathematical accuracy of the discount rate calculation, and (4) developing an independent range of the key assumptions and the discount rate, and comparing those to what management selected.

•	We read and tested the accuracy and completeness of the related disclosures within the consolidated financial statements.
Fair value of assets held for sale and associated liabilities — Property, plant and equipment - Mature Fields Project, and Liabilities directly associated with assets held for sale - Mature Fields— Refer to Notes 2.b.13) and 11) to the financial statements
Critical Audit Matter Description
The Company’s measurement of assets held for sale and associated liabilities involved the comparison of the fair value less cost to sell (“fair value”) of each disposal group to its carrying value. The Company determined the fair value of each disposal group based on either the offers received and the sales agreements for the groups of assets with signed assignment agreements, or by applying the discounted cash flow valuation technique. The discounted cash flow technique requires management to make significant estimates and assumptions related to crude oil and natural gas reserves estimates, the forecasts of future revenues, operating costs, abandonment costs, and the discount rate. Changes in fair value estimates and assumptions could have a significant impact on the carrying amount of the disposal groups, and either the amount of any loss charge or reversal of prior impairment charges.
As of December 31, 2024, the carrying value of the assets held for sale – Property, plant and equipment – Mature Fields Project (“assets held for sale”), and the related Liabilities directly associated with assets held for sale- Mature Fields Project (the “liabilities”) were U.S. dollars 1,506 and 2,118 million, respectively. During the year ended December 31, 2024, the Company recognized a loss from changes in fair value of assets held for sale of U.S. dollars 260 million.
Given the significant judgments made by management to estimate the fair value of the assets held for sale and the amount of the related liabilities by the discounted cash flow technique, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to crude oil and natural gas reserves estimates, the forecasts of future revenues, operating costs, abandonment cost, and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the fair value of the assets held for sale and the amount of the related provision, included, among others:

•
We tested the effectiveness of controls over the evaluation of fair value of assets held for sale and the related provision, including those over the crude oil and natural gas reserves estimates, the forecasts of future revenues, operating costs, abandonment costs, and the discount rate.

•	We evaluated the Company’s independent valuation specialist by (1) examining reports and assessing the scope of their work and findings; and (2) assessing their competence, capability and objectivity.

•
We tested the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the fair value of the assets held for sale where the discounted cash flow valuation technique was used for a selection of fields.

•
We assessed the reasonableness of management´s crude oil and natural gas reserves estimates used in the discounted cash flow valuation technique, by making a selection of fields, and (1) understanding the source of the financial information underlying the estimates, and (2) comparing management´s estimate with the independent reserves auditor report.

•
We assessed the reasonableness of management´s forecast of future revenues, operating costs and abandonment costs, used in the discounted cash flow valuation technique, by making a selection of fields, and (1) understanding and testing the source of the information underlying the estimates, (2) comparing the information to other evidence obtained during the audit, and (3) evaluating management´s ability to accurately forecast certain key assumptions, such as crude oil prices and macroeconomic assumptions by comparing those to management´s historical forecasts.

•
With the assistance of our fair value specialists, we evaluated the projections of certain key assumptions underlying the estimates of the fair value, such as macroeconomic assumptions, crude oil prices, and the discount rate used in the discounted cash flow valuation technique by (1) understanding how management made the key assumptions and selected the discount rate, (2) understanding and testing the source information underlying those key assumptions and the discount rate, (3) testing the mathematical accuracy of the discount rate calculation, and (4) developing an independent range of the key assumptions and the discount rate, and comparing those to what management selected.

•	We read and tested the accuracy and completeness of the related disclosures within the consolidated financial statements.
/s/ Deloitte & Co. S.A.
Buenos Aires City, Argentina
March 6, 2025
We have served as the Company’s auditor since 2002.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
CONTENT

F - 1
YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Customs Collection and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Subsidiary Argentina LNG S.A.U.
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Subsidiary Sur Inversiones Energéticas S.A.U.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMOS	Associate VMOS S.A.
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

F - 2
YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

LEGAL INFORMATION
Legal address
Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.
Fiscal year
No. 48 beginning on January 1, 2024.
Main business of the Company
The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products,

including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil

fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.
Filing with the Public Registry of Commerce
Bylaws filed on February 5, 1991, under No. 404 of the Book of Corporations 108, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book of Corporations 113, Volume A, with the above mentioned Public Registry.
Duration of the Company
Through June 15, 2093.
Last amendment to the Bylaws
January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.
Capital structure
393,312,793 shares of common stock, $10 par value and 1 vote per share.
Subscribed,

paid-in

and authorized for stock exchange listing (in pesos)
3,933,127,930.

F - 3
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars)

	Notes	2024	2023	2022
ASSETS
Non-current assets
Intangible assets	7	491	367	384
Property, plant and equipment	8	18,736	17,712	17,510
Right-of-use assets	9	743	631	541
Investments in associates and joint ventures	10	1,960	1,676	1,905
Deferred income tax assets, net	18	330	18	17
Other receivables	13	337	158	205
Trade receivables	14	1	31	6
Investments in financial assets	15	-	8	201

Total non-current assets		22,598	20,601	20,769

Current assets
Assets held for sale	11	1,537	-	-
Inventories	12	1,546	1,683	1,738
Contract assets	25	30	10	1
Other receivables	13	552	381	808
Trade receivables	14	1,620	973	1,504
Investments in financial assets	15	390	264	319
Cash and cash equivalents	16	1,118	1,123	773

Total current assets		6,793	4,434	5,143

TOTAL ASSETS		29,391	25,035	25,912

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,506	4,504	4,507
Retained earnings		7,146	4,445	5,947

Shareholders’ equity attributable to shareholders of the parent company		11,652	8,949	10,454

Non-controlling interest		218	102	98

TOTAL SHAREHOLDERS’ EQUITY		11,870	9,051	10,552

LIABILITIES
Non-current liabilities
Provisions	17	1,084	2,660	2,571
Contract liabilities	25	114	34	-
Deferred income tax liabilities, net	18	90	1,242	1,733
Income tax liability	18	2	4	26
Taxes payable	19	-	-	1
Salaries and social security	20	34	-	1
Lease liabilities	21	406	325	272
Loans	22	7,035	6,682	5,948
Other liabilities	23	74	112	19
Accounts payable	24	6	5	6

Total non-current liabilities		8,845	11,064	10,577

Current liabilities
Liabilities directly associated with assets held for sale	11	2,136	-	-
Provisions	17	116	181	199
Contract liabilities	25	73	69	77
Income tax liability	18	126	31	27
Taxes payable	19	247	139	173
Salaries and social security	20	412	210	297
Lease liabilities	21	370	341	294
Loans	22	1,907	1,508	1,140
Other liabilities	23	410	122	12
Accounts payable	24	2,879	2,319	2,564

Total current liabilities		8,676	4,920	4,783

TOTAL LIABILITIES		17,521	15,984	15,360

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,391	25,035	25,912

Accompanying notes are an integral part of these consolidated financial statements.

F - 4
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

Net income	Notes	2024	2023	2022

Revenues	25	19,293	17,311	18,757
Costs	26	(13,910)	(13,853)	(13,684)

Gross profit		5,383	3,458	5,073

Selling expenses	27	(2,132)	(1,804)	(1,896)
Administrative expenses	27	(836)	(705)	(657)
Exploration expenses	27	(239)	(61)	(65)
Impairment of property, plant and equipment and inventories write-down	8-12	(87)	(2,288)	(123)
Other net operating results	28	(609)	152	150

Operating profit / (loss)		1,480	(1,248)	2,482

Income from equity interests in associates and joint ventures	10	396	94	446

Financial income	29	134	334	320
Financial costs	29	(1,169)	(1,149)	(988)
Other financial results	29	340	1,712	796

Net financial results	29	(695)	897	128

Net profit / (loss) before income tax		1,181	(257)	3,056

Income tax	18	1,212	(1,020)	(822)

Net profit / (loss) for the year		2,393	(1,277)	2,234

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(103)	(442)	(194)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		527	221	276

Other comprehensive income for the year		424	(221)	82

Total comprehensive income for the year		2,817	(1,498)	2,316

Net profit / (loss) for the year attributable to:
Shareholders of the parent company		2,348	(1,312)	2,228
Non-controlling interest		45	35	6
Other comprehensive income for the year attributable to:
Shareholders of the parent company		353	(190)	70
Non-controlling interest		71	(31)	12
Total comprehensive income for the year attributable to:
Shareholders of the parent company		2,701	(1,502)	2,298
Non-controlling interest		116	4	18
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	5.99	(3.35)	5.67

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).
Accompanying notes are an integral part of these consolidated financial statements.

F - 5
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars)

	2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	7	-	-	-	7
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	3	(3)	(5)	2	(2)	-	(5)
Reversal of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,922	11	3	(28)	(42)	640	4,506

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)		(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	7	-	7
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(5)	-	(5)
Reversal of reserves and absorption of accumulated losses (5)	-	(226)	(5,325)	(35)	-		5,586	-	-	-
Constitution of reserves (5)	-	-	4,236	36	-		(4,272)	-	-	-
Other comprehensive income	-	-	-	-	353		-	353	71	424
Net profit	-	-	-	-	-		2,348	2,348	45	2,393

Balance at the end of the fiscal year	787	-	4,236	36	(331)	(1)	2,418	11,652	218	11,870

(1)
Includes (1,976) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,645 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.

(3)	See Note 38.

(4)	Includes 70 restricted to the distribution of retained earnings. See Note 31.

(5)	As decided in the Shareholders’ Meeting on April 26, 2024.

F - 6
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (cont.)
(Amounts expressed in millions of United States dollars)

	2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	3
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	(4)	(4)	-	(2)	-	(6)
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net (loss) / profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,919	14	1	(30)	(40)	640	4,504

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	3	-	3
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(6)	-	(6)
Constitution of reserves (5)	-	226	5,325	35	-		(5,586)	-	-	-
Other comprehensive income	-	-	-	-	(190)		-	(190)	(31)	(221)
Net (loss) / profit	-	-	-	-	-		(1,312)	(1,312)	35	(1,277)

Balance at the end of the fiscal year	787	226	5,325	35	(684)	(1)	(1,244)	8,949	102	9,051

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

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.

(3)	See Note 38.

(4)	Includes 70 restricted to the distribution of retained earnings. See Note 31.

(5)	As decided in the Shareholders’ Meeting on April 28, 2023.

F - 7
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (cont.)
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

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.

(3)	See Note 38.

(4)	Includes 68 restricted to the distribution of retained earnings. See Note 31.

(5)	As decided in the Shareholders’ Meeting on April 29, 2022.
Accompanying notes are an integral part of these consolidated financial statements.

F - 8
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars)

	2024	2023	2022
Cash flows from operating activities
Net profit / (loss)	2,393	(1,277)	2,234
Adjustments to reconcile net profit / (loss) to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(396)	(94)	(446)
Depreciation of property, plant and equipment	2,446	3,016	2,551
Amortization of intangible assets	43	37	43
Depreciation of right-of-use assets	270	220	214
Retirement of property, plant and equipment and intangible assets and consumption of materials	620	383	375
Charge on income tax	(1,212)	1,020	822
Net increase in provisions	748	426	139
Impairment of property, plant and equipment and inventories write-down	87	2,288	123
Effect of changes in exchange rates, interest and others	452	(692)	(73)
Share-based benefit plans	7	3	8
Result from sale of assets	(6)	-	-
Result from changes in fair value of assets held for sale	260	-	-
Other insurance income	(5)	-	-
Changes in assets and liabilities:
Trade receivables	(808)	(178)	(397)
Other receivables	(540)	(178)	(94)
Inventories	127	44	(232)
Accounts payable	702	736	600
Taxes payable	141	74	112
Salaries and social security	279	231	80
Other liabilities	219	66	(14)
Decrease in provisions due to payment/use	(171)	(491)	(159)
Contract assets	(23)	(12)	7
Contract liabilities	88	25	(29)
Dividends received	174	276	94
Proceeds from collection of profit loss insurance	-	-	1
Income tax payments	(26)	(10)	(266)

Net cash flows from operating activities (1) (2)	5,869	5,913	5,693

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,392)	(5,673)	(4,006)
Additions of assets held for sale	(269)	-	-
Contributions and acquisitions of interests in associates and joint ventures	-	(5)	(2)
Loans with related parties, net	-	-	(18)
Proceeds from sales of financial assets	229	583	643
Payments from purchase of financial assets	(255)	(337)	(740)
Interests received from financial assets	34	85	99
Proceeds from concessions, assignment agreements and sale of assets	142	15	8

Net cash flows used in investing activities	(5,511)	(5,332)	(4,016)

Financing activities: (3)
Payments of loans	(2,102)	(1,396)	(780)
Payments of interests	(707)	(623)	(543)
Proceeds from loans	2,967	2,667	402
Account overdrafts, net	(48)	(3)	71
Repurchase of treasury shares	-	-	(28)
Payments of leases	(400)	(359)	(341)
Payments of interests in relation to income tax	(3)	(8)	(8)

Net cash flows (used in) / from financing activities	(293)	278	(1,227)

Effect of changes in exchange rates on cash and cash equivalents	(70)	(509)	(288)

(Decrease) / Increase in cash and cash equivalents	(5)	350	162

Cash and cash equivalents at the beginning of the fiscal year	1,123	773	611
Cash and cash equivalents at the end of the fiscal year	1,118	1,123	773

(Decrease) / Increase in cash and cash equivalents	(5)	350	162

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)
Includes 135, 193 and 175 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2024	2023	2022
Unpaid acquisitions of property, plant and equipment and intangible assets	486	434	488
Unpaid additions of assets held for sale	18	-	-
Hydrocarbon wells abandonment costs	169	507	268
Additions of right-of-use assets	444	404	306
Capitalization of depreciation of right-of-use assets	61	68	57
Capitalization of financial accretion for lease liabilities	10	13	14
Capitalization in associates and joint ventures	-	-	1

Accompanying notes are an integral part of these consolidated financial statements.

F - 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS
General information
YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.
YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.
Structure and organization of the economic Group
The following table includes the main companies of the Group as of December 31, 2024:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A.	100%	Subsidiary

Downstream
OPESSA	Argentina	Gas stations	100%	Subsidiary
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
YPF Brasil (2)	Brazil	Commercialization of lubricants and derivatives	100%	Subsidiary
Profertil	Argentina	Production and commercialization of fertilizers	50%	Joint venture
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	50%	Joint venture
OLCLP	Argentina	Hydrocarbon transportation	85%	Joint venture
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
Oiltanking	Argentina	Hydrocarbon transportation	30%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	33.80%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate

Gas and Power
Metrogas (4)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS	Argentina	Generation of electric power	10.25%	Associate
YPF Gas	Argentina	Commercialization of natural gas	33.99%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary

(1)	Held directly and indirectly.

(2)	See Note 3 “Sale of equity participation in YPF Brasil” section.

(3)
On December 13, 2024, YPF, together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS. The main purpose of VMOS is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L. and Shell Compañía Argentina de Petróleo S.A. As of the date of issuance of these consolidated financial statements, Pluspetrol S.A. has exercised such option becoming a shareholder of VMOS.

(4)	See Note 36.c.3) “Note from ENARGAS related to YPF’s interest in Metrogas” section.

F - 10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business
As of December 31, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others
Activities covered by each business segment are detailed in Note 5.
The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil (see Note 3 “Sale of equity participation in YPF Brasil” section). As of December 31, 2024, the Group decided not to renew the contracts related to the commercialization of aerokerosene in Chile in order to focus on operations exclusively in Argentina.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.a) Applicable accounting framework
The consolidated financial statements of the Company for the fiscal year ended December 31, 2024 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31 of each year.
2.b) Material accounting policies
2.b.1) Basis of preparation and presentation
Functional currency
YPF’s functional currency is the U.S. dollar, which has been determined pursuant to the guidelines set out in IAS 21 “The effects of changes in foreign exchange rates”.
Transactions in currencies other than the functional currency of the Company are considered as transactions in foreign currency and are initially recognized in the functional currency using the exchange rate at the date of the transaction (or, for practical reasons, and when the exchange rate has not changed significantly, the average exchange rate of each month). At the end of each reporting period, or at the date of settlement: (i) monetary items in foreign currency are translated at the exchange rate on such date and the exchange differences arising from such translation are recognized in the “Net financial results” line item in the statement of comprehensive income for the period in which they arise; and
(ii) non-monetary
items in foreign currency which are measured in terms of its historical cost, as well as results, are valued in functional currency using the exchange rate at the date of the transaction.
The effects of translating the results and financial position of subsidiaries, associates and joint ventures with functional currency other than the U.S. dollar are recorded in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.
In the event of total or partial disposal of a subsidiary (resulting in loss of control), an associate or a joint venture whose functional currency is not the U.S. dollar, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity are reclassified to profit or loss for the period. In the event of partial disposal of a subsidiary not resulting in loss of control, the proportionate share of the accumulated translation differences is reclassified to the
“non-controlling
interest” account in the statement of changes in shareholders’ equity.

F - 11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency
The information included in these consolidated financial statements is presented in U.S. dollars, which is the Company’s functional currency.
The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on March 6, 2025.
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
IAS 29 describes certain quantitative and qualitative factors to be considered to determine whether or not an economy is hyperinflationary. Based on such evaluation, it was concluded that the application of adjustment for inflation had to be resumed; and Law No. 27,468 published in the BO on December 4, 2018, established that annual, for interim and special periods financial statements closing on or after December 31, 2018, are to be filed with the CNV in inflation-adjusted currency, as set out in IAS 29.
Financial statements of subsidiaries with a functional currency of a hyperinflationary economy are restated in compliance with IAS 29 before they are included in the consolidated financial statements of their parent company whose functional currency is of a non-hyperinflationary
economy (U.S. dollar in the case of YPF), without restating the comparative figures.
Subsequently, the results and financial position of such subsidiaries are translated into U.S. dollars at the exchange rate at the closing date of their financial statements. The effect of restatement of comparative figures, which are presented as amounts in inflation-adjusted currency in the financial statements of the previous fiscal year, and which are not adjusted to reflect subsequent variations in general levels of prices or exchange rates are recognized in the “Result from net monetary position in subsidiaries, associates and joint ventures” line under the “Other comprehensive income” line item in the statement of comprehensive income.
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
Current assets and liabilities include assets and liabilities that are realized or settled in the
12-month
period following the end of the reporting period. All other assets and liabilities are classified as non-current.

F - 12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
Consolidation policies
The Group consolidates in the financial statements all subsidiaries over which it exercises control and eliminates intragroup balances and transactions, which are those between consolidated entities. The Group controls an entity when it is exposed to or is entitled to the variable returns arising from its interest in the entity and has the ability to affect those returns through its power over the entity, as defined in IFRS 10.
For the consolidation, the most recent financial statements available of the subsidiaries as of the end of each period are used, considering significant subsequent events and transactions and/or available management information and the transactions between YPF and the subsidiaries that would have produced changes in the equity of the latter. The issuance date of the most recent financial statements of certain companies of the Group may differ from the issuance date of those of YPF, mainly for administrative reasons. Additionally, the accounting principles and criteria used by these companies have been homogenized, where appropriate, with those used by YPF, with the aim of presenting the consolidated financial statements based on uniform measurement and presentation standards.
The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas (70%) and
Y-TEC
(51%). The Company concluded that there are no significant
non-controlling
interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”. The main subsidiaries are described in Note 10.
Joint operations
Interests in JA and other agreements defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JA and other agreements are described in Note 30.
2.b.2) Intangible assets
Intangible assets are measured using the cost model under IAS 38 “Intangible assets”, in which, after initial recognition, the asset is carried at its cost less amortization and any impairment loss.
The estimated useful life and the amortization method of each class of intangible asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).
The Group has no intangible assets with indefinite useful lives as of December 31, 2024, 2023 and 2022.
The main intangible assets of the Group are as follows:
Service concessions
The Group classifies hydrocarbon transportation concessions granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service concession arrangements” as intangible assets (see Note 36.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.

F - 13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Since the issuance of Decree No. 115/2019, hydrocarbon transportation concessions granted after the publication of such decree are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 36.a.1)).
Exploration rights
Exploration rights represent the exclusive right to perform all the activities required for the search of hydrocarbons in the area defined in the exploration permit and during the terms specified in each bidding document by the enforcement authority, depending on the purpose of the exploration (conventional or unconventional). See Note 36.a.1).
The Group classifies exploration rights as intangible assets in compliance with IFRS 6 “Exploration for and evaluation of mineral resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.
Exploration costs (geological and geophysical expenses, maintenance costs and other costs relating to the exploration activity), excluding exploratory drilling costs that are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position (see Note 2.b.3)), are charged to net income in the statement of comprehensive income.
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

F - 14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Oil and natural gas production activities
The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as “Exploration rights” of the “Intangible assets” line item in the statement of financial position.
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
Drilling costs of development wells and dry development wells, and installation costs associated with the development of oil and natural gas reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.
Depreciation methods and useful lives
The estimated useful life and the depreciation method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively.
Assets related to oil and natural gas production activities are depreciated as follows:

-
The capitalized costs related to productive activities are depreciated by field, on a unit-of-production
method by applying the ratio of produced oil and natural gas to the proved and developed oil and gas reserves.

-
Capitalized costs related to acquisition of mining property and extension of concessions with proved reserves are depreciated by field, using the unit-of-production
method, by applying the ratio of produced oil and natural gas to total proved oil and gas reserves.

Depreciations are adjusted based on changes in the estimates of proved oil and gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and gas reserves at least once a year. See Note 2.c) “Oil and gas reserves” section.

F - 15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
Costs related to hydrocarbon wells abandonment obligations
Costs related to hydrocarbon wells abandonment obligations are capitalized at discounted values along with their related assets and are depreciated using the unit-of-production
method. In compensation, a liability is recognized for such concept at the same estimated value of the discounted payable amounts. Changes in the estimates of discounted payable amounts are made considering the current costs based on the best internal and external information available. Those changes are recognized pursuant to the guidelines set out in IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities”, which indicates that changes in liabilities will be added to or deducted from the cost of the asset corresponding to the current period, considering that, if the decrease in liabilities exceeds the carrying amount of the assets, such excess will be recognized in net income in the statement of comprehensive income.
2.b.4) Leases
As lessee, the Group recognizes, measures and discloses lease liabilities and right-of-use
assets in compliance with IFRS 16 “Leases”. The definition of lease is mainly related to the concept of control. In accordance with IFRS 16, the Group distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: (i) obtain substantially all of the economic benefits from the use of the asset, and ii) direct the use of the asset.
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
The Group continues to recognize short-term leases and leases of low-value
underlying assets as expenses in net income in the statement of comprehensive income in accordance with the option specified under IFRS 16, except for those that are capitalized. Variable lease payments related to the underlying asset performance and/or use of asset are recognized in net income in the statement of comprehensive income.

F - 16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
In compliance with IFRS 6, the recoverability of exploration rights recognized in the “Intangible assets” line item in the statement of financial position is assessed separately, if any events of circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position when their technical reliability and commercial viability are demonstrable.
Measuring the recoverable amount
The recoverable amount for each CGU is determined as the higher of (i) its fair value less costs of disposal, i.e. the price that would be received in an orderly transaction between market participants to sell the asset, less the costs of disposal of such assets, if such value is available, reasonably reliable and based on recent negotiations with potential buyers or similar transactions, and (ii) its value in use, i.e. the projections of cash flows generated by the exploitation of the assets, based on the best estimates of income and expenses available in relation to the economic conditions that will prevail during the remaining useful life of the assets, using past results and forecasts of business evolution and market development, discounted at a rate that reflects the weighted average cost of the capital employed.
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

F - 17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income. Additionally, its carrying amount increases or decreases to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.
Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations (see Note 2.b.1) “Joint operations” section) when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement.
Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.
Investments in associates and joint ventures have been valued based on the most recent financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter. See Note 2.b.1) “Consolidation policies” section.
Interest in companies with negative equity are presented under the “Other liabilities” line item in the statement of financial position.
At the closing date of each period, the Group reviews if there is any indication that these investments may have suffered an impairment in value or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the investment is estimated. In the event of recognition of impairment in value or recovery of an impairment loss recognized in previous periods, it is recognized in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income.
2.b.7) Financial instruments
The Group’s classification of financial assets is determined by the business model for the management of such assets and the characteristics of contractual cash flows.
A financial asset is measured at amortized cost if the following conditions are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms establish payments, on specific dates, solely of principal and interest. These financial assets are initially recognized at fair value plus costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Profit or loss arising from derecognition, modifications, reclassifications at fair value through profit or loss, impairment in value, or from applying the effective interest rate are recognized in the “Net financial results” line item in the statement of comprehensive income.
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

F - 18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In general, the Group uses the transaction price to determine the fair value of a financial instrument on initial recognition.
Impairment of financial assets
The Group evaluates the impairment of its financial assets measured at amortized cost using the expected credit loss model, recognizing in profit or loss for the period the amount of change in the expected credit losses during the lifetime of the financial asset, as an impairment gain or loss in the “Provision for doubtful receivables” account in operating profit or loss in the statement of comprehensive income, and applying the simplified approach allowed under IFRS 9 “Financial instruments” for receivables.
Under IFRS 9, expected credit losses are estimated by preparing a matrix based on maturity tranches, grouping the financial assets by type of customer: (i) related parties; (ii) public sector; and (iii) private sector. These groups are subsequently divided into sub-groups
based on special characteristics indicative of the repayment capacity, such as: (i) payment defaults; (ii) existence of guarantees; and (iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected credit loss rate is assigned, which is calculated on the basis of the historical payment performance adjusted to current economic conditions and forecasts of future economic conditions.
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
2.b.8) Inventories
Inventories are valued at the lower of cost and net realizable value. Cost includes costs of purchase (less trade discounts, rebates and other similar items), costs of conversion, and other costs which have been incurred in bringing the inventories to their present location and condition for their sale according to the nature of the asset. The net realizable value is the estimated selling price in the ordinary course of business less costs to sell.
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
2.b.9) Cash and cash equivalents
In the statement of cash flows, cash and cash equivalents include cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months. They do not include account overdrafts, which are presented as loans.

F - 19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.10) Shareholder’s equity
The “Capital” and “Treasury shares” accounts are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account.
When the Company buys its own shares to comply with equity-settled share-based benefit plans, the cost incurred is presented in the “Acquisition cost of treasury shares” account. The difference between such cost incurred and the amount accrued from share-based benefit plans presented in the “Share-based benefit plans” account, is presented in the “Share trading premium” account (see Notes 31 and 38).
2.b.11) Share-based benefit plans
The Group maintains share-based benefit plans with the characteristics mentioned in Note 38. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based payments”.

-
Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective share-based benefit plan.

-
Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market
vesting conditions. The impact of the revision of the original estimates, if applicable, is recognized in the statement of comprehensive income.

2.b.12) Revenues
Revenues from contracts with customers
Under IFRS 15 “Revenues from contracts with customers”, the Group identifies the main contracts with customers (see Note 25) and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.

F - 20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
Service contracts and construction contracts establish performance obligations that are satisfied over time. In the case of service contracts, revenue is recognized as the services are effectively provided and in accordance with the contractual terms of the agreements. In the case of construction contracts, revenue is recognized by measuring the degree of progress towards complete satisfaction, where such satisfaction may be reliably measured using the input method as the most appropriate method based on the contractual terms of the agreements and considering the final estimated margin of each project and its degree of progress by the end of the period.
Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down into the following categories: (i) type of good or service; (ii) sales channels; and (iii) target market, according to the reported business segments (see Notes 5 and 25).
Income from National Government incentive programs
Under IAS 20 “Accounting for government grants and disclosure of government assistance”, grants awarded by the National Government are recognized at fair value when there is reasonable assurance that the grants will be received and that the conditions attached to the grant will be complied with.
Income from National Government grants are disclosed in the “National Government incentives” line under the “Revenues” line item in the statement of comprehensive income.
In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 36 and 37.
2.b.13)
Non-current
assets held for sale
Non-current
assets (or disposal group) are classified as held for sale if their carrying amount will be recovered through a sale or disposal transaction rather than through continued use. This condition is considered fulfilled only when the sale or disposal transaction is highly probable and the non-current
asset (or disposal group) is available for immediate sale in its current condition. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.
As provided for in IFRS 5
“Non-current
assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company´s Management must be committed to a plan to sell the asset (or disposal group) and an active program to find a buyer and complete such plan must have been actively initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its fair value less costs to sell. In addition, the sale transaction should also be expected to meet the conditions to be recognized as a completed sale within 1 year from the date of classification, with the exceptions permitted by IFRS 5, and the activities required to complete the sale plan should indicate that significant changes to the sale plan are unlikely to be made or that it will be cancelled.
An extension of the period required to complete a sale does not prevent an asset (or disposal group) from being classified as held for sale, if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

F - 21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Non-current
assets (or disposal group) classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell. Immediately prior to the classification of a non-current
asset (or disposal group) as held for sale, the carrying amount of the non-current
asset (or disposal group) is measured in accordance with applicable IFRS, including IAS 36 “Impairment of assets”. The Group recognizes an impairment loss of the asset (or disposal group) up to fair value less costs to sell. The Group recognizes a gain for any subsequent increase arising from the measurement of fair value less costs to sell of an asset (or disposal group), but not in excess of any accumulated impairment loss previously recognized. A gain or loss not previously recognized on the date of sale of the non-current
asset (or disposal group) is recognized at the date of derecognition.
The Group shall not depreciate or amortize
non-current
assets (or disposal group) while classified as held for sale. However, interest and other expenses attributable to liabilities associated with non-current
assets (or disposal group) classified as held for sale shall continue to be recognized in the statement of comprehensive income.
The Group considers that an impairment loss indicator exists under IAS 36 when a non-current
asset (or disposal group) meets all the requirements of IFRS 5 to be classified as held for sale prior to the approval of the issuance of the financial statements (but not at the end of the reporting period), and the carrying amount of such non-current
asset (or disposal group) exceeds its fair value less costs of disposal. In this case, the Group is required to perform an impairment review of such non-current
asset (or disposal group) separately from its CGU and, if necessary, an impairment loss is recognized in accordance with IAS 36.
2.b.14) New standards issued
As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2024 and which have been adopted by the Group, if applicable
Amendments to IAS 1 - Classification of liabilities
In January 2020, the IASB issued amendments to IAS 1 “Presentation of financial statements” in relation to the classification of liabilities into current and non-current,
which are applicable retroactively to fiscal years beginning on or after January 1, 2024.
The amendments clarify that liabilities classification in current and non-current:

-
Must be based on existing rights at the end of the reporting period to defer settlement by at least 12 months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability.

-	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

-	That settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.
Amendments to IFRS 16 - Leases
In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.

F - 22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Pursuant to this amendment to IFRS 16, a seller-lessee is required to measure lease liabilities arising from a sale and leaseback transaction without recognizing a gain or loss for the right-of-use
it retains and is not prevented from recognizing a gain or loss for the total or partial termination of the lease.
The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.
Amendments to IAS 1 -
Non-current
liabilities with covenants
On October 2022, the IASB issued amendments to IAS 1 in relation to the classification of non-current
liabilities with covenants, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.
The amendments clarify that the classification of loans agreements with covenants as non-current
liabilities may be affected when an entity is required to comply with such covenants on or before the date of the reporting period, even if the covenant is evaluated later.
In addition, certain additional requirements are incorporated related to the disclosure of information in notes, as this will allow users of financial statements to understand the risk that non-current
liabilities might fall due in the 12 months following the reporting period.
The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.
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
The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.

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

F - 23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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
As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of implementing these amendments.
IFRS 18 “Presentation and disclosure in financial statements”
In April 2024, the IASB issued IFRS 18, which replaces IAS 1, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.
IFRS 18 introduces the following information requirements that can be distinguished into 2 main groups:

-
To group income and expenses into 3 defined categories: (i) operating; (ii) financing; and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-
In the event of including performance measures defined by management, the entity must disclose the reason why said measures are useful to users of financial statements, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.
As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18, which it anticipates will be significant with respect to disclosures and changes of presentation in the financial statements.
Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.

-
Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

F - 24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-
Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.
Annual Improvements to IFRS - Volume 11
In July 2024, the IASB issued the Volume 11 of the cycle of annual improvements which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.
A summary of the main modified standards follows:

Accounting standard	Subject of amendment
IFRS 1 “First-time adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter

IFRS 7	Gain or loss on derecognition

Guidance on implementing IFRS 7	Disclosure of deferred difference between fair value and transaction price Introduction and credit risk disclosures

IFRS 9	Derecognition of lease liabilities Transaction price

IFRS 10	Determination of a “de facto agent”

IAS 7	Cost method
As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.
Amendments to IFRS 9 and IFRS 7 - Contracts referencing nature-dependent electricity
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to nature-dependent electricity contracts, which are applicable for periods beginning on or after January 1, 2026:

-
Clarify the application of the
“own-use”
requirements: The amendments allow an entity to apply the
“own-use”
exemption in such contracts, usually long-term contracts, if the entity has been, and expects to be, a net-purchaser
of electricity for the contract period. The
“own-use”
exemption relieves an entity from measuring such contracts at fair value through profit or loss.

-
Permit hedge accounting if these contracts are used as hedge instruments: Contracts that do not meet the
“own-use”
exemption are accounted for as derivatives and measured at fair value through profit or loss.

-	Add new disclosure requirements that allow investors to understand the effect of these contracts on the entity’s financial performance and cash flows.
As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.
IFRS 19 “Subsidiaries without public accountability: Disclosures”
In May 2024, the IASB issued IFRS 19 which has not been described as it is not applicable to the Group’s consolidated financial statements.

F - 25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.c) Significant estimates and key sources of estimation uncertainty
In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.
The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these consolidated financial statements are described below:
Oil and gas reserves
The process of estimating oil and gas reserves is complex and is an integral part of the Group’s decision-making process. It requires significant judgments and estimates based on available oil and gas reserves that are estimated using geological, geophysical, engineering and economic data, which implies a degree of uncertainty and depends on certain factors, assumptions and variables used in such estimation, some of which are beyond the control of the Group. The expected economically recoverable oil and gas reserves and resources have been estimated by qualified internal professionals based on accepted practices in the oil and gas industry.
The Group makes estimates and assumptions related to proved oil and gas reserves in accordance with the rules and regulations set out in Rule
4-10
(a) of Regulation
S-X
of the SEC for the oil and gas industry, which are used for the calculation of depreciations. These proved oil and gas reserves have been estimated by qualified internal professionals and audited by DeGolyer and MacNaughton. See Note 2.b.3) “ Depreciation methods and useful lives “ section.
In addition, as of December 31, 2024, the Group makes reserves and resources estimates within the framework of the Petroleum Resources Management System (“PRMS”). These estimates are consistent with the Company’s management plans with focus on activities and investments in unconventional fields, which considers that one of the drivers on which the YPF’s strategy is based. DeGolyer and MacNaughton Corp. (“DeGolyer and MacNaughton”), an independent international oil and gas consulting firm, has evaluated YPF’s estimated economically recoverable oil and gas reserves and resources under PRMS, and the results of this assessment do not differ significantly from YPF’s estimates. Such estimates incorporate several factors and assumptions including, but no limited to, expected reservoir performance based on geological, geophysical, and engineering assessments; future production volumes based on historical performance and expected future operating and investment activities; oil and gas future prices and quality differentials; and future development and operating costs.
The Company’s Management believes these factors and assumptions are reasonable based on the information available at the time of preparing our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.
This estimated volume of oil and gas reserves and resources, which is directly associated with projects, investments and business plans, is used to assess the recoverability of Upstream assets and reflects the reserves and resources that the Group currently intends to develop based on the YPF management’s best estimates of future production volumes .See Notes 2.b.5) and 2.c) “ Provision for Impairment of property, plant and equipment, intangible assets and right-of-use
assets” section.
Provisions
The Group’s legal or assumed obligations are recognized, measured and disclosed in compliance with IAS 37 “Provisions, contingent liabilities and contingent assets”. Provisions include both obligations whose occurrence do not depend on future events (as the provision for environmental liabilities and the provision for hydrocarbon wells abandonment obligations), as well as obligations whose fulfillment depend on the occurrence of a future event that is beyond the Group’s control (as the provision for lawsuits and contingencies).

F - 26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Except for the provision for hydrocarbon wells abandonment obligations and the provision for environmental liabilities whose disbursement dates are estimated on the basis of work plans, the non-current
provision for lawsuits and contingencies, given the nature of the items included, it is not possible to reasonably estimate a specific schedule for the respective disbursement dates.
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
In relation to the provision for environmental liabilities, the Group is subject to several environmental protection laws and regulations imposing penalties for pollution cleanup costs and environmental damages resulting from its operations. The Company believes that the Group’s operations substantially comply with the laws and regulations currently in force relating to environmental protection, as they have been historically interpreted and applied. However, the Company regularly conducts studies in order to gain deeper knowledge of the environmental damage of certain geographic areas where the Group operates, in order to establish their status and any necessary remediation. Until such studies are completed and assessed, the Group cannot estimate the additional costs that will need to be incurred, if any.
In relation to the provision for hydrocarbon wells abandonment obligations, considering the number of wells not yet abandoned, as well as the complexity with respect to several geographic areas where the wells are located, current costs incurred for hydrocarbon wells abandonment are used for estimating future costs, which constitute the best estimate for the provision for hydrocarbon wells abandonment obligations. Changes in laws or regulations related to the abandonment of hydrocarbon wells, in costs, in the useful lives of hydrocarbon wells, in discount rates and/or in the applied technologies have an effect on the reassessment of these estimates. The accounting policies applied to the provision for hydrocarbon wells abandonment obligations are described in Note 2.b.3).
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
Income tax expense is calculated based on the tax laws enacted or substantially enacted by the end of each period in the countries where the Group operates and generates taxable income. In addition, other factors are considered, such as the evaluation of the options established by such laws and their regulations, the interpretations associated with tax treatments for transactions and/or events not expressly provided for under current tax laws, analyzing if the tax authority might accept an uncertain tax treatment, and estimates related to the timing and realization of deferred taxes, such as the expected effective tax rate at such date.

F - 27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The application of tax laws in Argentina requires interpretation and, consequently, involves the application of judgement and is open to challenge by the relevant tax authorities, creating uncertainty. Uncertainty about income tax treatments is established in accordance with IFRIC 23 “Uncertainty regarding income tax treatments” based on an assessment of the range of likely tax outcomes and reflecting the strength of technical arguments. In this regard, an assessment is made as to whether it is appropriate to consider the uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of the uncertainty and then assesses whether it is probable that the relevant tax authority will accept the tax treatment or succeed in the ultimate applicable legal instance. Otherwise, if the Group concludes it is not probable that the authority will accept an uncertain tax treatment it reflects the effect of the uncertainty by recording the uncertain tax treatment on the basis of the most likely amount or expected value method, depending on which method the Group expects to better predict the resolution of the uncertainty. In making this assessment, the Group utilizes tax knowledge and expertise from qualified internal professionals and takes into consideration tax advice from external advisors.
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
Also, changes in tax regulations and/or their interpretations may affect such estimates. See Note 18.
Provision for impairment of property, plant and equipment, intangible assets and right-of-use
assets
The main guidelines used in estimating the recoverable amount of property, plant and equipment, intangible assets and right-of-use
assets are described in Note 2.b.5).
Measuring the recoverable amount of an asset involves the Group’s estimates on uncertain issues, such as inflation and deflation effects on costs, the discount rate, the volume of reserves, the distribution over time of production levels associated with such reserves and future prices of products, including the outlooks on supply and demand conditions in the local and international markets for oil, natural gas and refined products, which affect selling prices considered in cash flow projections. The Group’s estimates are subject to changes as new information becomes available.
As regards measurement of CGUs that group assets of fields with oil and gas reserves, cash flow projections are used covering the economically productive life of the fields, limited in most cases by the termination of exploitation concessions, agreements or investment contracts. Cash flow projections are determined using the Group’s best estimate of oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, among other factors. The estimates of reserves and resources used in cash flow projections for the calculation of value in use reflect the reserves and resources that the Group expects to develop. In addition, the estimated future cash flow projections include a portion of unproved reserves and resources based on the specific risks of the CGUs. The recoverable amount of CGUs that group assets of fields with oil and gas reserves is determined using a combination of inputs including proved reserves, a certain volume of unproved reserves, a certain volume of contingent resources, and production volumes. See Note 2.c) “Oil and gas reserves” section.
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

F - 28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative Information
Amounts and other information corresponding to the fiscal years ended December 31, 2023 and 2022 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2023. Likewise, changes have been made to the comparative figures in Notes 5 and 25 as mentioned in Note 5.
Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance, and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers. The comparative information for fiscal years ended December 31, 2023 and 2022 has been restated. “Financial income” in the statement of comprehensive income decreased by 4,155 and 1,868, for fiscal years ended December 31, 2023 and 2022, respectively; “Financial costs” in the statement of comprehensive income decreased by 2,830 and 1,327, for fiscal years ended December 31, 2023 and 2022, respectively; and “Other financial results” in the statement of comprehensive income increased by 1,325 and 541, for fiscal years ended December 31, 2023 and 2022, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, net financial results and net income.
3. ACQUISITIONS AND DISPOSALS
The most relevant acquisitions and disposals of companies that took effect during the years ended December 31, 2024, 2023 y 2022 are described below:
Dissolution of the companies YPF Holdings, YCLH Holdings, Inc. and YPF Services USA Corp.
On January 5, 2024, the Secretary of State of the State of Delaware of United States approved, effective from December 28, 2023, the dissolution of YPF Holdings, YCLH Holdings, Inc. (subsidiary 100% controlled by YPF Holdings) and YPF Services USA Corp.
Dissolution of the company YPF International
On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.
Acquisition of Mobil Argentina S.A.
On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).
MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.
On January 29, 2025 (“acquisition date”), after the fulfillment of all the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U. (“SC Gas”), being YPF its sole shareholder.
The described transaction qualifies as a business combination in accordance with IFRS 3 “Business combinations”.
As of the date of issuance of these consolidated financial statements and due to the recent closing of the transaction, the Group is in the process of determining the accounting impact of this transaction. Consequently, it is not possible to disclose the information required by IFRS 3 in relation to the measurement of the assets acquired and liabilities assumed at their fair values at the acquisition date and the impact on the Group’s results and cash flows from the recording of this acquisition.

F - 29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS (cont.)

Sale of equity participation in YPF Brasil
On December 23, 2024, the Company entered into a share purchase and sale agreement with GMZ HOLDING LTDA. and IGP HOLDING PARTICIPAÇÕES S.A., with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction (collectively, the “Buyers”), whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF transferred 100% of the shares and capital stock of YPF Brasil, a subsidiary of YPF.
On January 31, 2025, after the fulfillment of all the closing conditions, the sale and transfer by YPF to the Buyers of 100% of the shares and capital stock of YPF Brasil was completed. The sale price of the transaction agreed by the parties was US$ 2.3 million. In addition, YPF has granted to the Buyers, under certain terms and conditions, a license and authorization to produce and commercialize products in Brazil under YPF’s lubricant brands.
As of December 31, 2024, in accordance with IFRS 5 and considering that the transaction implies the loss of control of the subsidiary, the assets and liabilities of YPF Brasil have been classified as held for sale under the “Assets held for sale” and “Liabilities associated with assets held for sale” line items, respectively, in the statement of financial position; and have been measured at the lower of its carrying amount and fair value less costs to sell (“fair value”). Pursuant to the aforementioned, the Company recognized an impairment charge in the “Impairment of property, plant and equipment and inventories write-down” line item in the statement of comprehensive income of 3 as of December 31, 2024.
Based on the closing of the aforementioned share purchase and sale agreement and considering the fair value of the assets and liabilities of YPF Brasil, as of the closing date of the transaction, the result from the sale did not have significant effects. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity and reclassified to the “Unappropriated retained earnings and losses” account due to the loss of control of the subsidiary amounts to a loss of 9.
The following table details the main assets held for sale and their associated liabilities for the equity participation in YPF Brasil as of December 31, 2024:

Assets held for sale	2024
Property, plant and equipment	5
Inventories	7
Other receivables	1
Trade receivables	7
Cash and cash equivalents	1

Subtotal	21

Consolidation adjustments	-

Total	21

Liabilities directly associated with assets held for sale	2024
Provisions	1
Income tax liability	1
Taxes payable	1
Salaries and social security	1
Loans	7
Accounts payable	8

Subtotal	19

Consolidation adjustments	(1)

Total	18

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
The following provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.
The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rates and changes in foreign currency rates.

F - 30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

Sensitivity analysis provide only a limited,
point-in-time
view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market risk management
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
The following table provides a breakdown of the effect that a variation of 10% in the exchange rates corresponding to the peso against the U.S. dollar would have on the Group’s net income, mainly considering the exposure of financial assets and liabilities, excluding non-monetary
items and financial instruments denominated in the functional currency of YPF and its subsidiaries, as of December 31, 2024:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax	+10%	(17)
	-10%	17
During the fiscal year ended December 31, 2024, the exchange rate of the pesos against the U.S. dollars showed a 28% variation.
Likewise, based on the requirements for access to the Foreign Exchange Market established by BCRA, the Group maintains an active strategy in the management of liquidity, using several financial instruments and derivatives, if considered appropriate (see Note 36.h)).
Interest rate risk
The Group is exposed to risks associated with fluctuations in interest rates on loans and investments in financial assets. Changes in interest rates may affect the interest income and costs derived from financial assets and liabilities tied to a variable interest rate.
The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and, if considered appropriate, using derivative financial instruments.

F - 31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2024 that accrue interest considering the applicable interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	382	8,396
Variable interest rate	7	546

Total (3)	389	8,942

(1)	Includes balances for short-term investments and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.
(2)	Includes balances for loans (see Note 22). Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.
Loan balances at variable interest rate represent 6% of the total loans as of December 31, 2024, and include exports pre-financing,
imports financing and financial loans with local and international entities. The principal at variable interest rate are subject to the fluctuations in SOFR and BADLAR, of which 521 accrue interest of SOFR plus a spread between 0.90% and 8.50% and 1 accrue interest of BADLAR plus a spread of 10%.
During the fiscal year ended December 31, 2024 the Group entered into interest rate swaps.
In relation to variable interest rate financial assets, they include trade receivables, which have a low exposure to interest rate risk.
The table below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2024:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(6)
	-100 b.p.	6
Price risk
The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (see Note 6). The Group continuously monitors the evolution of the prices in these investments for significant fluctuations.
The Group does not use derivative financial instruments to hedge the risks associated with the fluctuations of the prices of commodities as well as the price risk inherent to investments in financial assets.
As of December 31, 2024, the prices of public securities measured at fair value through profit or loss were favorably affected by the macroeconomic circumstances (see Note 6 “Fair value measurements” section). As of December 31, 2024, the aggregate value of financial assets at fair value through profit or loss amounts to 829.
The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2024:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+10%	83
	-10%	(83)

F - 32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others. The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations, however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face price changes), and which may therefore lead the Group to not be able to maintain such relationship, if volatility and uncertainty in international crude oil and their by-products
prices and exchange rate fluctuations continue into the future. In 2024, crude oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management
Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows to finance the projected expenditures for each year. As of December 31, 2024, the availability of liquidity reached
1,118
, considering cash of

and other liquid financial assets of
814
included in the “Cash and cash equivalents” line item in the statement of financial position (see Note 16). Additionally, the Group has other investments freely available for
390
included in “Investments in financial assets” line item in the statement of financial position (see Note 15). Uncommitted bank credit lines together with local and international capital markets constitute an important source of funding. Likewise, YPF has the capacity to issue debt under the Frequent Issuer Regime.
Based on the requirements for access to the Foreign Exchange Market established by BCRA to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2024, all the provisions issued were fulfilled by the Group. See Note 36.h).
The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2024:

	2024
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	370	212	100	44	22	28	776
Loans	1,907	1,853	1,323	1,096	834	1,929	8,942
Other liabilities (1)	142	40	34	-	-	-	216
Accounts payable (1)	2,869	-	-	-	-	4	2,873

	5,288	2,105	1,457	1,140	856	1,961	12,807

(1)	Includes undiscounted contractual cash flows given that they do not differ significantly from their nominal values.
Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements (see Notes 17, 33 and 34), among others.
Under the terms of the financial loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.
The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2024, the Group is in compliance with its covenants.

F - 33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

•	Credit risk management
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
Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investments in financial assets, trade receivables and other receivables. The Group invests temporary excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.
Likewise, the charge for doubtful receivables is charged to net income in the statement of comprehensive income, based on specific information regarding its clients.
Provisions for doubtful receivables are measured by the criteria mentioned in Note 2.b.7) “Impairment of financial assets” section.
The maximum exposure to credit risk of the Group of December 31, 2024 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	1,118
Investments in financial assets	390
Other financial assets	1,780
Considering the maximum exposure to the credit risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for 732 and represents 22%, while the Group’s remaining debtors are diversified.
The following is the breakdown of the financial assets past due as of December 31, 2024:

	Current trade receivable	Other current receivables
Less than three months past due	53	-
Between three and six months past due	46	1
More than six months past due	88	2

	187	3

As of December 31, 2024, the provision for doubtful trade receivables amounts to 61 and the provision for other doubtful receivables amounts to 26. These provisions represent the Group’s best estimate of the credit losses incurred in relation with accounts receivables.
Guarantee policy
As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors segment, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport segment, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances and guarantee customer-supplier, among others.
The Group has effective guarantees granted by third parties for 1,013, 945 and 873 as of December 31, 2024, 2023 and 2022, respectively.
During the fiscal years ended December 31, 2024, 2023 and 2022, the Group did not execute significant guarantees.

F - 34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
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
The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.
Its revenues are mainly derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.
It incurs all costs related to the activities mentioned above.
On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal years ended December 31, 2023 and 2022 has been restated.

•	Downstream
The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.
Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products.
These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.
It incurs all costs related to the activities mentioned above, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment; and (iii) propane and butane to be commercialized from the Gas and Power business segment.

•	Gas and Power
The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring a regasification vessel; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

F - 35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.
It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others
It covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.
On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal years ended December 31, 2023 and 2022, has been restated.
Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.
Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

F - 36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2024
Revenues	50		15,813	2,618	812	-	19,293
Revenues from intersegment sales	8,225		77	397	1,072	(9,771)	-

Revenues	8,275		15,890	3,015	1,884	(9,771)	19,293

Operating profit or loss	515	(3)	1,306	146	(371)	(116)	1,480
Income from equity interests in associates and joint ventures	-		45	352	(1)	-	396

Net financial results							(695)
Net profit before income tax							1,181
Income tax							1,212
Net profit							2,393

Acquisitions of property, plant and equipment	4,177		1,151	142	130	-	5,600
Acquisitions of right-of-use assets	211		181	24	28	-	444
Assets	12,795		10,428	3,500	2,896	(228)	29,391

Other income statement items
Depreciation of property, plant and equipment (2)	1,809		492	54	91	-	2,446
Amortization of intangible assets	-		29	13	1	-	43
Depreciation of right-of-use assets	154		84	31	1	-	270
Impairment of property, plant and equipment and inventories write-down (4)	79		3	-	5	-	87

For the year ended December 31, 2023
Revenues	32		14,888	2,017	374	-	17,311
Revenues from intersegment sales	7,211		100	357	781	(8,449)	-

Revenues	7,243		14,988	2,374	1,155	(8,449)	17,311

Operating profit or loss	(1,915)	(3)	896	(3)	(282)	56	(1,248)
Income from equity interests in associates and joint ventures	-		10	84	-	-	94

Net financial results							897
Net loss before income tax							(257)
Income tax							(1,020)
Net loss							(1,277)

Acquisitions of property, plant and equipment	4,717		1,140	178	156	-	6,191
Acquisitions of right-of-use assets	363		19	22	-	-	404
Assets	10,869		9,916	2,282	2,086	(118)	25,035

Other income statement items
Depreciation of property, plant and equipment (2)	2,437		464	44	71	-	3,016
Amortization of intangible assets	-		30	7	-	-	37
Depreciation of right-of-use assets	131		71	19	-	(1)	220
Impairment of property, plant and equipment (4)	2,288		-	-	-	-	2,288

F - 37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2022
Revenues	51		16,016	2,304	386	-	18,757
Revenues from intersegment sales	7,134		109	391	779	(8,413)	-

Revenues	7,185		16,125	2,695	1,165	(8,413)	18,757

Operating profit or loss	1,306	(3)	1,523	90	(401)	(36)	2,482
Income from equity interests in associates and joint ventures	-		23	428	(5)	-	446

Net financial results							128
Net profit before income tax							3,056
Income tax							(822)
Net profit							2,234

Acquisitions of property, plant and equipment	3,378		837	78	166	-	4,459
Acquisitions of right-of-use assets	204		102	-	-	-	306
Assets	11,317		9,530	3,215	2,018	(168)	25,912

Other income statement items
Depreciation of property, plant and equipment (2)	1,935		477	48	91	-	2,551
Amortization of intangible assets	-		29	12	2	-	43
Depreciation of right-of-use assets	140		59	20	-	(5)	214
Impairment of property, plant and equipment (4)	123		-	-	-	-	123

(1)	Corresponds to the eliminations among the business segments of the Group.

(2)	Includes depreciation of charges for impairment of property, plant and equipment.

(3)	Includes (133), (21) and (26) of unproductive exploratory drillings as of December 31, 2024, 2023 and 2022, respectively.

(4)	See Notes 2.b.8), 2.c), 8, 11 and 12.
The distribution of revenue and
non-current
assets by geographic area is broken down in Notes 7, 8, 9
and
25.

F - 38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6. FINANCIAL INSTRUMENTS BY CATEGORY
The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables”, “Other liabilities” and “Accounts payable” in the statement of financial position contain both financial instruments and non-financial
assets and liabilities (such as tax receivables and receivables and payables in kind, among other) reconciliation is presented in the columns labeled
“Non-financial
assets” and
“Non-financial
Liabilities”.
Financial assets

	2024

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	293	-	293	622	915
Trade receivables (2)	1,487	-	1,487	195	1,682
Investments in financial assets	-	390	390	-	390
Cash and cash equivalents	679	439	1,118	-	1,118

	2,459	829	3,288	817	4,105

	2023

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	232	-	232	308	540
Trade receivables (2)	1,063	-	1,063	-	1,063
Investments in financial assets	158	114	272	-	272
Cash and cash equivalents	1,027	96	1,123	-	1,123

	2,480	210	2,690	308	2,998

	2022

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	246	-	246	783	1,029
Trade receivables (2)	1,641	-	1,641	-	1,641
Investments in financial assets	446	74	520	-	520
Cash and cash equivalents	437	336	773	-	773

	2,770	410	3,180	783	3,963

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

F - 39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial liabilities

	2024

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	776	-	776	-	776
Loans	8,942	-	8,942	-	8,942
Other liabilities	216	-	216	268	484
Accounts payable	2,873	-	2,873	12	2,885

	12,807	-	12,807	280	13,087

	2023

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	666	-	666	-	666
Loans	8,190	-	8,190	-	8,190
Other liabilities	232	-	232	2	234
Accounts payable	2,317	-	2,317	7	2,324

	11,405	-	11,405	9	11,414

	2022

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	566	-	566	-	566
Loans	7,088	-	7,088	-	7,088
Other liabilities	31	-	31	-	31
Accounts payable	2,513	-	2,513	57	2,570

	10,198	-	10,198	57	10,255

Gains and losses on financial and
non-financial
instruments are allocated to the following categories:

	2024
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	134	-	134
Financial costs	(1,169)	-	(1,169)
Net exchange differences	101	(31)	70
Result on financial assets at fair value with changes in profit or loss	-	232	232
Result from derivative financial instruments	-	(1)	(1)
Export Increase Program (1)	-	3	3
Result from transactions with financial assets	-	(3)	(3)
Result from net monetary position	39	-	39

	(895)	200	(695)

F - 40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2023
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	334	-	334
Financial costs	(1,149)	-	(1,149)
Net exchange differences	1,561	(236)	1,325
Result on financial assets at fair value with changes in profit or loss	-	289	289
Result from derivative financial instruments	-	7	7
Export Increase Program (1)	-	22	22
Result from transactions with financial assets (2)	-	32	32
Result from net monetary position	37	-	37

	783	114	897

	2022
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	320	-	320
Financial costs	(988)	-	(988)
Net exchange differences	638	(97)	541
Result on financial assets at fair value with changes in profit or loss	-	118	118
Result from derivative financial instruments	-	(9)	(9)
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from net monetary position	146	-	146

	116	12	128

(1)	See Note 36.h).
(2)	See Note 29.
Fair value measurement
IFRS 13 “Fair value measurement” defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments measured at fair value are assigned to one of the valuation hierarchy levels specified under IFRS 13 (as well as loans measured at amortized cost whose fair value is disclosed in “Fair value of financial assets and financial liabilities measured at amortized cost” section below). This valuation hierarchy comprises 3 levels.

(i)
Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the reporting period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used without adjustment to measure fair value whenever available.

(ii)
Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

(iii)
Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information, including internal data.

F - 41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2024, 2023 and 2022 and their allocation to their fair value hierarchy levels.

	2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	381	-	-	381
- Private securities - NO	9	-	-	9

	390	-	-	390

Cash and cash equivalents:
- Mutual funds	439	-	-	439

	439	-	-	439

	829	-	-	829

	2023
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	114	-	-	114
- Private securities - NO	-	-	-	-

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

	2022
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	74	-	-	74
- Private securities - NO	-	-	-	-

	74	-	-	74

Cash and cash equivalents:
- Mutual funds	336	-	-	336

	336	-	-	336

	410	-	-	410

The Group has no financial liabilities measured at fair value through profit or loss.
Fair value estimates
During the year ended December 31, 2024, the local macroeconomic environment improved and resulted in an increase in the price of public securities, which impacted favorably the Group’s financial instruments measured at fair value through profit or loss.
The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2024, 2023 and 2022, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.
Fair value of financial assets and financial liabilities measured at amortized cost
The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 8,811, 7,547 and 5,812 as of December 31, 2024, 2023 and 2022, respectively.
The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

F - 42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

7.	INTANGIBLE ASSETS

	2024	2023	2022
Net carrying amount of intangible assets	531	407	424
Provision for impairment of intangible assets	(40)	(40)	(40)

	491	367	384

The evolution of the Group’s intangible assets for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	908	136	446	1,490
Accumulated amortization	648	-	380	1,028

Balance as of December 31, 2021	260	136	66	462

Cost
Increases	25	-	4	29
Translation effect	-	-	(32)	(32)
Adjustment for inflation (1)	-	-	35	35
Decreases, reclassifications and other movements	-	(26)	-	(26)

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(10)	(10)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	-	-

Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	86	-	4	90
Translation effect	-	-	(12)	(12)
Adjustment for inflation (1)	-	-	51	51
Decreases, reclassifications and other movements	-	-	62	62

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(7)	(7)
Adjustment for inflation (1)	-	-	31	31
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

(1)
Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

F - 43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

7.	INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	40	40	43
Translation effect	-	-	(3)

Balance at the end of the year	40	40	40

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

8.	PROPERTY, PLANT AND EQUIPMENT

	2024	2023	2022
Net carrying amount of property, plant and equipment	19,456	20,532	18,261
Provision for obsolescence of materials and equipment	(223)	(171)	(151)
Provision for impairment of property, plant and equipment	(497)	(2,649)	(600)

	18,736	17,712	17,510

F - 44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,343	47,757		8,327	490	1,058	2,819	42	807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-	701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42	106	450	486	229	16,777

Cost
Increases	1	278	(4)	69	9	944	3,080	43	1	-	-	34	4,459	(6)
Translation effect	(86)	-		-	(23)	(9)	(28)	-	(14)	-	(418)	(104)	(682)
Adjustment for inflation (5)	111	-		-	31	12	36	-	18	-	547	134	889
Decreases, reclassifications and other movements	26	2,052		281	21	(810)	(2,027)	(47)	20	24	35	3	(422)	(3)

Accumulated depreciation
Increases	29	2,123	(4)	374	25	-	-	-	56	67	19	31	2,724
Translation effect	(44)	-		-	(15)	-	-	-	(12)	-	(213)	(67)	(351)
Adjustment for inflation (5)	59	-		-	20	-	-	-	16	-	279	86	460
Decreases, reclassifications and other movements	-	(45)		(1)	(8)	-	-	-	-	(11)	(8)	-	(73)

Cost	1,395	50,087		8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	(4)	99	6	1,282	4,161	119	4	-	-	8	6,191	(6)
Translation effect	(178)	-		-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (5)	106	-		-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503		135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)	(3)

Accumulated depreciation
Increases	28	2,692	(4)	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-		-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (5)	57	-		-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)		-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101		8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131	83	401	399	195	20,532

F - 45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,340	53,101		8,911	677	1,439	5,665	131		869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-		786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131		83	401	399	195	20,532

Cost
Increases	1	169	(4)	95	28	1,263	3,928	99		2	-	-	15	5,600	(6)
Translation effect	(43)	-		-	(12)	(4)	(6)	-		(7)	-	(176)	(42)	(290)
Adjustment for inflation (5)	151	-		-	48	16	24	-		31	-	746	182	1,198
Decreases, reclassifications and other movements	(94)	(24,759)		325	(13)	(1,151)	(3,543)	(171)		1	183	(5)	(45)	(29,272)	(3)	(7)

Accumulated depreciation
Increases	29	2,160	(4)	372	41	-	-	-		39	72	25	33	2,771
Translation effect	(19)	-		-	(8)	-	-	-		(5)	-	(89)	(30)	(151)
Adjustment for inflation (5)	80	-		-	32	-	-	-		22	-	376	129	639
Decreases, reclassifications and other movements	(63)	(24,725)		-	(57)	-	-	-		(42)	(12)	(12)	(36)	(24,947)	(7)

Cost	1,355	28,511		9,331	728	1,563	6,068	59		896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329		6,230	378	-	-	-		800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	(1)	3,101	350	1,563	6,068	59	(2)	96	524	664	209	19,456

(1)	Includes 144, 269 and 333 of mineral property as of December 31, 2024, 2023 and 2022, respectively.
(2)
As of December 31, 2024, there are 9 exploratory wells in progress. During the year ended on such date, drilling of 8 wells were started, 13 wells were charged to exploratory expense, and 12 well was transferred to properties with proved reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 2, 4 and 1 of net carrying amount charged to provision for obsolescence of materials and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.
(4)
Includes 169, 507 and 268 corresponding to hydrocarbon wells abandonment costs as of December 31, 2024, 2023 and 2022, respectively, and 13 and 19 of depreciation recovery for the years ended December 31, 2023 and 2022, respectively.

(5)
Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)
Includes 31, 57 and 44 corresponding to short-term leases as of December 31, 2024, 2023 and 2022, respectively; includes 21, 6 and 5 corresponding to the variable charge of leases related to the underlying asset use or performance as of December 31, 2024, 2023 and 2022, respectively. Additionally, includes 61, 68 and 57 corresponding to the capitalization of depreciation of right-of-use
assets as of December 31, 2024, 2023 and 2022, respectively (see Note 9); and 10, 13 and 14 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2024, 2023 and 2022, respectively (see Note 21).

(7)	Includes 28,586 and 24,915 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.

F - 46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the fiscal year ended December 31, 2024, 2023 and 2022, the rate of capitalization was 7.22%, 7.89% and 8.19%, respectively, and the amount capitalized amounted to 6, 17 and 12, respectively.
Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	171	151	123
Increases charged to profit or loss	53	24	30
Applications due to utilization	(2)	(4)	(1)
Translation effect	-	(2)	(1)
Adjustment for inflation (1)	1	2	-

Balance at the end of the year	223	171	151

(1)
Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	2,649	600	651
Increases charged to profit or loss	66	2,288	123
Depreciation (1)	(325)	(236)	(173)
Translation effect	(2)	(7)	(5)
Adjustment for inflation (2)	5	4	4
Reclassifications (3)	(1,896)	-	-

Balance at the end of the year	497	2,649	600

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 27.
(2)
Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)	Includes 1,896 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13), 3 and 11.
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
In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales prices in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina and Northwest basins. See Note 36.d.1).
As of September 30, 2022, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 98 (64 net of the income tax effect), mainly generated by production costs increases. The discount rate after income tax used as of September 30, 2022 was 14.63%.

F - 47
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2022, the Group recognized an additional impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 25 (16 net of the income tax effect), mainly generated from the lower than expected production due to fields performance and production costs increases. The discount rate after income tax used as of December 31, 2022 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Austral Basin was 65. In addition, as of December 31, 2022, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounts to 2,585 and approximated its recoverable amount, therefore, the Group did not recognize for the year ended on that date any impairment charge or reversal of impairment loss recognized in previous periods, mainly for the purpose of complying with the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 in the Neuquina basin.
As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 506 (329 net of the income tax effect), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy of our production. The discount rate after income tax used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounts to 2,400 and approximates its recoverable amount.
On February 29, 2024 (see Notes 11 and 35.b) “Mature Fields Project“ section) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and analyzed fair value less cost of disposal to be less than their carrying amount. The Company considered this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,782 (1,158 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable amount of each disposal group.
Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2), the recoverable amount for each disposal group was determined applying an asset valuation technique commonly used in the oil and gas industry which is the discounted cash flow analysis technique. This valuation technique is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation, representing the fair value less costs of disposal measurement. In estimating the discounted cash flows of the disposal groups, the Company worked closely with a third-party qualified independent valuer not related to the Group, with appropriate qualifications, to establish the appropriate valuation techniques and inputs to the model.

F - 48
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenues, future net revenues, present value and considering a ten-year
extension of the termination of certain concessions expiring in the near term. Future net revenues were calculated by deducting from future gross revenues royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and income tax. Operating expenses include fields operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital expenditures include drilling and completion costs, facilities costs, and maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with the abandonment of hydrocarbon wells. The recoverable amount was defined as future net revenues discounted at a discount rate after income tax, which as of December 31, 2023 was 15%.
As of December 31, 2024, the Group recognized an impairment charge of property, plant and equipment for the
CGU Gas - Northwest Basin
of 58 (37 net of income tax effect), generated by a combination of variables, but mainly due to production costs increases. The discount rate after income tax used as of December 31, 2024 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Northwest Basin was 28. In addition, as of December 31, 2024, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounts to 2,769 and approximates its recoverable amount. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.
As of December 31, 2024, the Group has no significant exploratory well costs under evaluation for a period longer than 1 year.
Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2024	2023	2022
Argentina	18,735	17,702	17,500
Mercosur and associated countries	1	10	10

	18,736	17,712	17,510

F - 49
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

9.	RIGHT-OF-USE ASSETS
Lease contracts in which the Group is the lessee mainly correspond to:

-	Land and buildings, which include:

(i)
Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 9 years and establish minimum guaranteed payments based on the contractual terms and conditions.

-
Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 6 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)
Equipment for natural gas compression and power generation, whose contracts have an average term of 5 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

(ii)	Regasification and gas liquefaction equipment, whose contracts have an average term of 5 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

-	Gas stations, whose contracts include the lease of land and associated facilities, have an average term of 10 years and establish payments based on a given quantity of fuel.

-	Transportation equipment, which include:

(i)	Vessels and barges for hydrocarbon transportation, whose contracts have an average term of 3 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

(ii)
Truck fleets, whose contracts have an average term of 2 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases, minimum payments are stipulated based on the availability the Group has over these assets.

F - 50
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

9.	RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s
right-of-use
assets as of December 31, 2024, 2023 and 2022 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	352	281	101	305	1,072
Accumulated depreciation	11	222	164	36	120	553

Balance as of December 31, 2021	22	130	117	65	185	519

Cost
Increases	2	148	17	5	134	306
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (2)	1	-	-	11	-	12
Decreases, reclassifications and other movements	(3)	(5)	(15)	(9)	(69)	(101)

Accumulated depreciation
Increases	9	81	57	12	112	271	(1)
Translation effect	-	-	-	(4)	-	(4)
Adjustment for inflation (2)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(12)	(5)	(65)	(85)

Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (2)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288	(1)
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	12	16	219	11	186	444
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	14	-	15
Decreases, reclassifications and other movements	(1)	(15)	(59)	(2)	(11)	(88)

Accumulated depreciation
Increases	7	101	88	12	123	331	(1)
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(15)	(56)	(1)	(11)	(83)

Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

(1)
Includes 270, 220 and 214 that were charged to “Depreciation of right-of-use
assets” line in the statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022, respectively, (see Note 27), and includes 61, 68 and 57 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)
Corresponds to adjustment for inflation of opening balances of right-of-use
assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8,
right-of-use
assets are geographically located in Argentina.

F - 51
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2024, 2023 and 2022:

	2024	2023	2022
Amount of investments in associates	212	142	172
Amount of investments in joint ventures	1,748	1,534	1,733

	1,960	1,676	1,905

The main concepts which affected the value of the aforementioned investments during the years ended December 31, 2024, 2023 and 2022, correspond to:

	2024	2023	2022
Balance at the beginning of the year	1,676	1,905	1,529
Acquisitions and contributions	-	5	2
Income on investments in associates and joint ventures	396	94	446
Distributed dividends	(174)	(275)	(94)
Translation differences	(13)	(99)	(40)
Adjustment for inflation (1)	75	46	61
Capitalization in associates and joint ventures	-	-	1

Balance at the end of the year	1,960	1,676	1,905

(1)
Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the years ended December 31, 2024, 2023 and 2022. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2024	2023	2022	2024	2023	2022
Net income	29	(2)	13	367	96	433
Other comprehensive income	42	(23)	8	20	(30)	13

Comprehensive income for the year	71	(25)	21	387	66	446

F - 52
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The Company has no investments in subsidiaries with significant non-controlling
interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.
The financial information corresponding to YPF EE’s assets and liabilities as of December 31, 2024, 2023 and 2022, as well as the results as of such dates, are detailed below:

	2024 (1)	2023 (1)	2022 (1)
Total non-current assets	2,147	2,102	1,839
Cash and cash equivalents	240	114	94
Other current assets	243	152	178
Total current assets	483	266	272

Total assets	2,630	2,368	2,111

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	736	720	721
Other non-current liabilities	64	204	97
Total non-current liabilities	800	924	818
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	291	188	150
Other current liabilities	213	143	110
Total current liabilities	504	331	260

Total liabilities	1,304	1,255	1,078

Total shareholders’ equity (2)	1,326	1,113	1,033

Dividends received (3)	36	35	25

Closing exchange rates (4)	1,030.50	806.95	177.06

	2024 (1)	2023 (1)	2022 (1)
Revenues	534	531	486
Interest income	31	42	17
Depreciation and amortization	(161)	(143)	(107)
Interest loss	(66)	(56)	(68)
Income tax	195	(266)	(11)
Operating profit	120	273	247

Net income	276	(53)	134
Other comprehensive income	292	2,414	585

Total comprehensive income	568	2,361	719

Average exchange rates (4)	914.67	294.95	130.71

(1)
The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity method value and in the results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4)	Corresponds to the average seller/buyer exchange rate of BNA.
The following table shows the value of the investments in associates and joint ventures on a disaggregated basis:

Name of entity	2024	2023	2022
Associates:
Oldelval	63	55	58
Termap	20	15	20
Oiltanking	38	25	26
CDS (1)	31	26	28
YPF Gas	52	17	34

Joint ventures: (2)
YPF EE	875	735	776
MEGA	182	133	164
Profertil	345	339	449
OLCLP	43	34	25
CT Barragán	230	250	268

Other companies (3)	81	47	57

	1,960	1,676	1,905

(1)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(2)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(3)	Includes Refinor, OTA, OTC, GPA, Petrofaro S.A., Bioceres S.A., VMOS and Bizoy S.A.

F - 53
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES
The following table details the main assets held for sale and associated liabilities as of December 31, 2024:

	Upstream	Downstream	Total
For the year ended December 31, 2024
Assets held for sale
Property, plant and equipment - Mature Fields Project (1)	1,506	-	1,506
Property, plant and equipment - Gas stations	-	10	10
Assets of subsidiary YPF Brasil (2)	-	21	21

	1,506	31	1,537

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project (1)	2,051	-	2,051
Provision for environmental liabilities - Mature Fields Project (1)	53	-	53
Liabilities for concessions - Mature Fields Project (1)	14	-	14
Liabilities of subsidiary YPF Brasil (2)	-	18	18

	2,118	18	2,136

(1)	See Note 11 “Mature Fields Project“ section.
(2)	See Note 3 “Sale of equity participation in YPF Brasil” section.
As of December 31, 2023 and 2022, the Group did not classify assets as held for sale.
Mature Fields Project

•	Description of the Mature Fields Project
On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields.
During 2024 YPF signed different assignment agreements for 8 groups of assets (24 areas), subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals. As of the date of issuance of these consolidated financial statements, the remaining groups of assets, mainly conventional areas of Santa Cruz and Neuquén, are in negotiations with third parties for their disposal or reversion.
The assignment agreements that have met the agreed closing conditions as of December 31, 2024, and therefore the transaction was settled are described below:
Escalante - El Trébol
On October 29, 2024, Decree No. 1,509/2024 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Escalante - El Trébol” exploitation concession in favor of PECOM Servicios Energía S.A.U. (“PECOM”), being the granting of the extension of such concession subject to the fulfillment of certain conditions by YPF and by PECOM.
On November 15, 2024, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized. In the context of this transaction, YPF received 87.
Llancanelo and Llancanelo R
On November 28, 2024, Resolution No. 335/2024 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in the “Llancanelo” and “Llancanelo R” exploitation concessions in favor of Petroquímica Comodoro Rivadavia S.A. (“PCR”).

F - 54
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On December 5, 2024, after the fulfillment of all the closing conditions by YPF and PCR, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PCR was formalized. In the context of this transaction, YPF received 29.
As of December 31, 2024, based on the closing of the aforementioned assignment agreements for the “Escalante - El Trébol”, “Llancanelo” and “Llancanelo R” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets did not have significant effects. Additionally, the derecognition of the carrying amount of net assets held for sale and liabilities directly associated with assets held for sale related to such exploitation concessions was 110 as of such date.
The assignment agreements that have met the agreed closing conditions as of the date of issuance of these consolidated financial statements, and therefore the transaction was settled after the end of the year ended December 31, 2024, are described below. Consequently, the disposal of these groups of assets did not meet the requirements of IFRS 5 to recognize their sale at the end of the year as of December 31, 2024, and therefore these groups of assets continue to be classified as held for sale as of that date.
Estación Fernández Oro
On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).
On February 3, 2025, after the fulfillment of all the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Quintana Consortium was formalized. In the context of this transaction, YPF received 23.
Campamento Central - Cañadón Perdido
On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.
On January 31, 2025, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PECOM was formalized. In the context of this transaction, YPF received 28.
At the closing date of the aforementioned assignment agreements for the “Estación Fernández Oro” and “Campamento Central - Cañadón Perdido” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets does not have significant effects. Additionally, the derecognition of the carrying amount of net assets held for sale and liabilities directly associated with assets held for sale related to such exploitation concessions is 45.
As of the date of issuance of these consolidated financial statements, as mentioned above, the Company has signed assignment agreements for certain groups of assets that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continuous in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. However, YPF remains committed to its plan for the disposal of such assets, with active negotiations with third parties including, among others, the operational optimization plan executed in the Province of Santa Cruz mentioned below; as well as compliance with the closing conditions of the signed assignment agreements. As of the date of issuance of these consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2025.

F - 55
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Accounting matters
As of December 31, 2023, considering the aforementioned YPF’s Board of Directors’ decision, impairment indicators under IAS 36 were evaluated for each group of assets. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment (see Note 8). The disposal of these groups of assets did not meet the requirements of IFRS 5 to be classified as held for sale as of December 31, 2023, therefore these groups of assets were not classified as held for sale as of that date.
In February 2024, after the fulfillment of all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities and liabilities for concessions to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.
Considering that, after their classification, the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing, for such changes, a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized (see Note 2.b.13)). Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2), the recoverable amount for each disposal group was determined in accordance with the offers received and the sales agreements for the groups of assets with signed assignment agreements (Level 3) and/or by applying an asset valuation technique commonly used in the oil and gas industry, which is the discounted cash flow analysis technique. This valuation technique is considered Level 3 in the fair value hierarchy due to the unobservable inputs used in the valuation and represents the fair value for the groups of assets to be reversed or under negotiation for disposal.
This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes, and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenues, future net revenues, present value and considering a ten-year
extension of the termination of certain concessions expiring before 2030. Future net revenues were calculated by deducting from future gross revenues royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and income tax. Operating expenses include fields operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital expenditures include drilling and completion costs, facilities costs, and maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with abandonment of hydrocarbon wells. Severance indemnities and operating optimizations expenditures were not considered. The recoverable amount was defined as future net revenues discounted at a discount rate after income tax, which as of December 31, 2024 was 15%.
As of December 31, 2024, based on the aforementioned evaluation of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale by 260 in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by the more pronounced decline of the fields and the lower production than expected due to its performance. The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carry out by YPF and the economic consideration to be agreed with third parties for such assets.
Additionally, and in relation to the Mature Fields Project, in December 2024, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas in the Province of Santa Cruz related to certain groups of assets held for disposal. For such concept, for the year ended December 31, 2024, the Company recognized a charge for 266 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.
In relation to the Company’s own personnel and for the assignment agreements signed for 8 groups of assets (24 areas) mentioned above, the Company, for the year ended December 31, 2024, recognized a charge for severance indemnities of 63 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income.

F - 56
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

12. INVENTORIES

	2024		2023		2022
Finished goods	925		1,052		1,144
Crude oil and natural gas	456	(2)	507		449
Products in process	49		45		51
Raw materials, packaging materials and others	116		79		94

	1,546	(1)	1,683	(1)	1,738	(1)

(1)	As of December 31, 2024, 2023 and 2022, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the inventories write-down, see Note 2.b.8).
13. OTHER RECEIVABLES

	2024		2023		2022
	Non- current	Current	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	11	35	-	11	12	5
Tax credit and export rebates	129	150	83	44	152	349
Loans and balances with related parties (1)	159	35	43	6	10	31
Collateral deposits	-	20	-	13	-	5
Prepaid expenses	15	42	18	33	23	41
Advances and loans to employees	-	5	-	3	1	5
Advances to suppliers and custom agents (2)	16	74	-	84	-	165
Receivables with partners in JA and other agreements	2	164	8	155	16	178
Insurance receivables	-	5	-	-	-	-
Miscellaneous	31	22	7	32	6	30

	363	552	159	381	220	809
Provision for other doubtful receivables	(26)	-	(1)	-	(15)	(1)

	337	552	158	381	205	808

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
14. TRADE RECEIVABLES

	2024		2023		2022
	Non- current	Current	Non- current	Current	Non- current	Current
Accounts receivable and related parties (1) (2)	10	1,672	43	1,020	61	1,580
Provision for doubtful trade receivables	(9)	(52)	(12)	(47)	(55)	(76)

	1	1,620	31	973	6	1,504

(1)	See Note 37 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.
Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2024, 2023 and 2022:

	2024				2023			2022
	Non-current		Current		Non-current		Current	Non-current		Current
Balance at the beginning of the year	12		47		55		76	95		102
Increases charged to expenses	-		74	(3)	-		20	-		21
Decreases charged to income	-		(8)	(3)	-		(2)	-		(7)
Applications due to utilization	-		(49)	(3)	-		(3)	-		(7)
Net exchange and translation differences	(3)		(5)		(43)		(42)	(40)		(29)
Result from net monetary position (1)	-		(6)		-		(2)	-		(4)
Reclassifications (4)	-		(1)		-		-	-		-

Balance at the end of the year	9	(2)	52		12	(2)	47	55	(2)	76

(1)
Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 36.c.1).
(3)	Mainly including credits with CAMMESA, see Note 37.
(4)
Corresponds to the balances of our subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

F - 57
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	2024		2023		2022
	Non- current	Current	Non- current	Current	Non- current	Current
Investments at amortized cost
Public securities (1)	-	-	-	99	201	162
Private securities - NO and stock market promissory notes	-	-	8	4	-	3
Term deposits (2)	-	-	-	47	-	80

	-	-	8	150	201	245

Investments at fair value through profit or loss
Public securities (1)	-	381	-	114	-	74
Private securities - NO	-	9	-	-	-	-

	-	390	-	114	-	74

	-	390	8	264	201	319

(1)	See Note 37.
(2)	Corresponds to term deposits with the BNA.
16. CASH AND CASH EQUIVALENTS

	2024		2023		2022
Cash and banks (1)	304		230		369
Short-term investments	375	(2)	797	(2)	68
Financial assets at fair value through profit or loss (3)	439		96		336

	1,118		1,123		773

(1)	Includes balances granted as collateral. See Note 35.d).
(2)	Includes 727 of BCRA bills as of December 31, 2023. Additionally, includes 146 and 45 of term deposits and other investments with BNA as of December 31, 2024 and 2023, respectively.
(3)	See Note 6.

F - 58
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17. PROVISIONS
Changes in the Group’s provisions for the fiscal years ended December 31, 2024, 2023 and 2022 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non- current		Current		Non- current	Current	Non- current		Current		Non- current	Current
Balance as of December 31, 2021	872		22		96	68	1,551		98		2,519	188

Increases charged to expenses	187	(3)	-		69	-	215		-		471	-
Decreases charged to income	(354)	(4)	-		(1)	-	(41)		-		(396)	-
Applications due to utilization	(12)		(35)		-	(48)	-		(56)		(12)	(139)
Net exchange and translation differences	(55)		-		(8)	(34)	-		-		(63)	(34)
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-
Reclassifications and other movements	(66)	(5)	35		(60)	60	179	(1)	89	(1)	53	184

Balance as of December 31, 2022	571		22		96	46	1,904		131		2,571	199

Increases charged to expenses	89		3		80	-	264		-		433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-		(38)	(6)
Applications due to utilization	(1)		(318)	(7)	-	(50)	-		(122)		(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-		(162)	(39)
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-
Reclassifications and other movements	(456)	(6)	321		(76)	76	390	(1)	117	(1)	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546		126		2,660	181

Increases charged to expenses	105		-		187	-	134		-		426	-
Decreases charged to income	(5)		-		(1)	-	(7)		-		(13)	-
Applications due to utilization	(3)		(17)		-	(72)	-		(30)		(3)	(119)
Net exchange and translation differences	(14)		-		-	(7)	-		-		(14)	(7)
Result from net monetary position (2)	(2)		-		-	-	-		-		(2)	-
Reclassifications and other movements (8)	(18)		17		(135)	81	(1,817)	(1)	(37)	(1)	(1,970)	61

Balance as of December 31, 2024	129		21		99	36	856		59		1,084	116

(1)	Includes 169, 507 and 268 corresponding to the annual recalculation of hydrocarbon wells abandonment cost for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)
Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(3)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon wells abandonment costs for periods 2014-2017.
(4)
Includes 30 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon wells abandonment for periods 2014-2017. See Note 17.a.5).

(5)
Includes 22 reclassified as “Income tax liability” in the statement of financial position for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon wells abandonment costs for periods 2014-2017. See Note 17.a.5).

(6)
Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 17.a.2) and 33, respectively.

(7)	Includes the payment of the amount for the Trust Settlement Agreement. See Note 33.
(8)
Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11. Additionally, includes the balance of the provision for lawsuits and contingencies of our subsidiary YPF Brasil reclassified to “Assets held for sale” in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

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
Likewise, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c)).

F - 59
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
17. PROVISIONS (cont.)

17.a) Provision for lawsuits and contingencies
The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies are described below:
17.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990
Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.
In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 (YPF’s Privatization Law) and Decree No. 546/1993.
17.a.2) Claims arising from restrictions in the natural gas market

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)
On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM, respectively, executed settlement agreements terminating various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, respectively, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct
natural gas for export to the domestic market.
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
As of the date of issuance of these consolidated financial statements, YPF complied with the payment schedule agreed with TGM.

•	Transportadora de Gas del Norte S.A. (“TGN”)
On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with such company for the transportation of natural gas in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (i) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (a) the termination of the natural gas contract with SULGAS and AESU and (b) the legal impossibility of assigning said contract to other shippers because of the regulations in effect; (ii) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004; and (iii) the “
teoría de la imprevisión
” (doctrine of unforeseeability) available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

F - 60
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
17. PROVISIONS (cont.)

TGN notified YPF the termination of the transportation contract for YPF’s fault.
TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 in the amount of 30. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of 31, (ii) from July 20, 2010 to November 20, 2010 in the amount of 10, and (iii) from December 6, 2010 to January 4, 2011 in the amount of 3.
TGN also lodged a complaint for damages against YPF claiming the amount of 142, plus interest and legal fees for the termination of the transportation contract.
Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm natural gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of 231 plus interest and court fees.
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
On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeals. On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeals was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeals, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeals, and a complaint appeal was filed in relation to this last aspect on April 12, 2022. As of that date, the cases were under review at the CSJN in connection with the extraordinary and the complaint appeals that were filed.
On February 3, 2023, YPF and TGN entered into a settlement agreement for the sole and total amount of 190.6 payable by YPF in 4 consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, TGN and YPF waived all claims they had or could have had against each other until that date, making abstract the extraordinary appeal and complaints filed with the CSJN. On February 23, 2023, the settlement agreement was submitted to the CSJN requesting its homologation.
In April 2023, in compliance with the decision of the CSJN, the settlement agreement between YPF and TGN was filed with the Lower Court requesting its approval. On May 5, 2023, the Lower Court approved said agreement.

F - 61
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
17. PROVISIONS (cont.)

17.a.3) Users and Consumers Association
The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.
On December 28, 2015, the Lower Court rendered judgment admitting the claim for compensation from period between years 1993-1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the accounting expert in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.
The judgment rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the judgment dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.
Both parties filed an appeal against that judgment, which was admitted with suspensive effect.
On December 7, 2017, the Company was notified about the Court of Second Appeals’ judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to this item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.
It should be noted that the judgment confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the settlement of the judgment amount becomes final, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.
Finally, the Company filed an extraordinary appeal against the Court of Second Appeals’ judgment, which was sustained and the court file was submitted to the CSJN, being the enforcement of the Court of Second Appeals’ judgment still suspended as of the date of issuance of the consolidated financial statements.
On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.
On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the Court of Second Appeals’ judgment. As of the date of issuance of these consolidated financial statements, the extraordinary appeal is pending resolution.
17.a.4) Environmental claims

•	La Plata
In relation to the operation of the refinery owned by YPF in La Plata city, Province of Buenos Aires, there are certain judicial claims, mostly filed by neighbors of the area seeking (i) compensation for damages arising from the alleged environmental contamination caused by the operation of the La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned refinery. Should these claims be sustained, they could demand additional investments related to the operation of La Plata Refinery.
In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the Province of Buenos Aires, whereby it suggested the performance of a study for the characterization of risks associated with the aforementioned contamination.

F - 62
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
17. PROVISIONS (cont.)

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS”, by its acronym in Spanish) of the Province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by the OPDS, which approves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the resolution. On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year
extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).
Regarding the judicial claims mentioned above, on February 7, 2022, the Company was notified of the first instance judgment which considered the environmental damage had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’
joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2
co-defendant
companies 10%. The decision was appealed by the Company. On August 29, 2024 the Court of Appeals confirmed the obligation to cease and remedy the environmental damage determined in the first instance. The co-defendants
filed an extraordinary appeal to the CSJN and, as of the date of issuance of these consolidated financial statements, such appeal is pending resolution.

•	Quilmes
As regards with a fuel leak in the polyduct running from La Plata to Dock Sud (Progressive 37), in the Province of Buenos Aires, currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible in November 2002, which resulted in remediation works conducted by the Company since then in the affected area, supervised by the environmental authority of the Province of Buenos Aires.
The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. As of the date of issuance of these consolidated financial statements, this lawsuit is pending resolution.

•	Other environmental claims
In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of Argentina. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

F - 63
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
17. PROVISIONS (cont.)

17.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment
The Company has recorded the hydrocarbon wells abandonment costs in accordance with the criteria detailed in Note 2.b.3) and, in the absence of a specific treatment of this matter in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon wells abandonment costs in the calculation of income tax, based on the general criteria of the tax standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.
The AFIP understands that the deduction of hydrocarbon well abandonment costs should be deferred until the taxpayer has the opportunity to actually proceed to well abandonment, once the wells have been depleted, as it considers the abandonment of the well is the event triggering the accrual of hydrocarbon well abandonment costs.
On the other hand, the Company, as well as other companies in the oil and gas industry, understand that the substantial event generating costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact (abandonment). This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil and gas industry.
In this respect, in June 2016, the SRH of MINEM, the body in charge of clarifying the origin of the legal obligation in this respect, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil and gas companies and concluded that drilling is the substantial event generating the charge for well abandonment costs.
This response of the Chamber of Oil Exploration and Production has been informed to the AFIP by both the SRH and by YPF but, with different arguments the AFIP rejected this position.
On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense with the AFIP on December 21, 2018.
On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed its defense with the AFIP on March 17, 2020.
On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816/2020.
On June 9, 2021, YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.
The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization regimes provided for under Laws No. 27,562 and No. 27,653 for the income tax and the compensations made in due course with the credit balances generated by such tax, and on November 30, 2020 and March 30, 2022, adhered to the aforementioned regimes, thus putting an end to the dispute over the cost deduction for hydrocarbon well abandonment corresponding to fiscal periods 2011 to 2013 and fiscal periods 2014 to 2017, respectively.
Regarding fiscal years following and including 2018, it should be noted that since the enactment of Law No. 27,430 (“Tax Reform“) in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective disbursement is made.

F - 64
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
17. PROVISIONS (cont.)

17.a.6) Other pending litigation
During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.
17.b) Provision for environmental liabilities and Provision for hydrocarbon wells abandonment obligations
Based on the Group’s current remediation and hydrocarbon well abandonment plans, the Group has set up a provision for environmental liabilities, where assessments and/or remedial actions are probable and can reasonably be estimated, and for hydrocarbon well abandonment obligations, considering the number of wells not yet abandoned, the costs and schedule for the timing of disbursements.
18. INCOME TAX
The income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the tax result of the fiscal year 2024, all considering that the assumption of confiscation is verified, in the Company’s opinion, in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.
The Company, based on the opinion of its external advisors, considers that the position adopted is in line with the criteria, in accordance with the jurisprudence of the CSJN and a possible controversy with the tax authorities in the ultimate applicable legal instance would have a final and definitive resolution favorable to the Company, in accordance with the guidelines of IFRIC 23 (see Note 2.c) “Income tax and deferred taxes” section). For the year ended December 31, 2024, the assumed tax criteria generated a profit of 981.
The calculation of the income tax expense accrued for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Current income tax	(137)	(45)	(31)
Deferred income tax	1,349	(975)	(810)

	1,212	(1,020)	(841)

Income tax - Well abandonment	-	-	19	(1)

	1,212	(1,020)	(822)

(1)	Corresponding to the effect of the regularization regime for the dispute relating to the cost deduction for hydrocarbon wells abandonment. See Note 17.a.5).

F - 65
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
18. INCOME TAX (cont.)

The reconciliation between the income tax charge for the years ended December 31, 2024, 2023 and 2022 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2024	2023		2022
Net profit / (loss) before income tax	1,181	(257)		3,056
Average tax rate (1)	25.32%	25.29%		25.33%

Average tax rate applied to net profit or loss before income tax	(299)	65		(774)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	1,966	(1,193)		154
Effect of exchange differences and other results relating to the valuation of the currency, net (2)	(1,836)	990		(112)
Effect of the valuation of inventories	(137)	(549)		(268)
Income on investments in associates and joint ventures	99	24		112
Effect of tax rate change (3)	452	(423)		(25)
Effect of the regularization regime for the dispute relating to the cost deduction for hydrocarbon wells abandonment	-	-		18	(4)
Effect of application of indexation mechanisms	981	-		-
Miscellaneous	(14)	66	(5)	73

Income tax	1,212	(1,020)		(822)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 36.f.1).
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remediation of deferred income tax balances at the time of reversal. See Note 36.f.1).
(4)	See Note 17.a.5).
(5)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.
Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2024, 2023 and 2022 is as follows:

	2024				2023				2022
	Non-current		Current		Non-current		Current		Non-current		Current
Income tax liability	2	(2)	126	(1)	4	(2)	31	(1)	26	(2)	27	(1)

(1)
Includes 1, 1 and 6 corresponding to the 12 installments of the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2024, 2023 and 2022, respectively (see Note 17.a.5)). Additionally, includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)
Includes 2, 4 and 26 corresponding to the remaining installments of the regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2024, 2023 and 2022, respectively (see Note 17.a.5)).

	2024	2023	2022
Deferred tax assets
Provisions and other non-deductible liabilities	202	113	154
Property, plant and equipment and Assets held for sale	524	-	-
Lease liabilities	258	234	188
Tax loss carryforwards	13	1,782	167
Miscellaneous	1	1	1

Total deferred tax assets	998	2,130	510

Deferred tax liabilities
Property, plant and equipment, Intangible assets and Inventories	(224)	(2,017)	(1,028)
Adjustment for tax inflation (1)	(271)	(1,078)	(965)
Right-of-use assets	(247)	(221)	(180)
Miscellaneous	(16)	(38)	(53)

Total deferred tax liabilities	(758)	(3,354)	(2,226)

Total Net deferred tax (2)	240	(1,224)	(1,716)

(1)	Includes the effect of the deferral of the tax inflation adjustment. See Note 36.f.1) “Budget Law 2023 - Deferral of tax adjustment for inflation” section.
(2)
Includes (61), (96) and (86) corresponding to adjustment for inflation of the opening deferred tax of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 176, 1,563 and 965 corresponding to the effect of the translation, as of December 31, 2024, 2023 and 2022, respectively.

F - 66
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
18. INCOME TAX (cont.)

As of December 31, 2024, the Group has recognized deferred tax assets for tax loss carryforwards for 13 that can be offset with taxable profits until the year 2029, in accordance with current tax laws.
As of December 31, 2024, 2023 and 2022, there are no material deferred tax assets which are not recognized that may be recoverable in the future.
As of December 31, 2024, 2023 and 2022, the Group has classified as deferred tax assets 330, 18 and 17, respectively, and as deferred tax liabilities 90, 1,242 and 1,733, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.
As of December 31, 2024, 2023 and 2022, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.
On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category. This allows a higher deduction of the depreciation of income tax revalued assets and therefore will affect the recording of the deferred income tax.
19. TAXES PAYABLE

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	19	-	22	-	26
Withholdings and perceptions	-	71	-	21	-	46
Royalties	-	84	-	75	-	77
Fuels tax	-	30	-	-	-	-
Turnover tax	-	7	-	7	-	8
Miscellaneous	-	36	-	14	1	16

	-	247	-	139	1	173

20. SALARIES AND SOCIAL SECURITY

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	95	-	58	-	68
Bonuses and incentives provision	-	179	-	104	-	113
Cash-settled share-based payments provision (1)	33	-	-	-	-	-
Vacation provision	-	66	-	45	-	77
Provision for severance indemnities (2)	-	66	-	-	-	-
Other employee benefits (3)	1	6	-	3	1	39

	34	412	-	210	1	297

(1)	Corresponding to the Value Generation Plan, see Note 38.
(2)	See Note 11 “Mature Fields Project“ section.
(3)	Includes the voluntary retirement plan executed by the Group.

F - 67
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

21. LEASE LIABILITIES

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	406	370	325	341	272	294
These liabilities are discounted at the following rates:

Lease term	2024	Effective average monthly rate used	2023	Effective average monthly rate used	2022	Effective average monthly rate used
0 to 1 year	53	1.15%	87	1.55%	39	1.07%
1 to 2 years	248	0.89%	142	1.17%	198	1.54%
2 to 3 years	140	0.89%	210	1.02%	144	1.23%
3 to 4 years	149	0.82%	46	0.97%	81	1.28%
4 to 5 years	55	0.69%	118	0.90%	43	0.95%
5 to 9 years	112	0.66%	38	0.81%	45	0.79%
More than 9 years	19	0.73%	25	0.75%	16	0.82%

	776		666		566

Financial expenses accrued for the years ended December 31, 2024, 2023 and 2022, resulting from lease contracts, amount to 71, 77 and 75, respectively. From this accretion, 61, 64 and 61 were included in the “Other financial costs” line in financial costs of the “Net financial results” line item in the statement of comprehensive income and 10, 13 and 14 were capitalized in the “Property, plant and equipment” line item in the statement of financial position, for the years ended December 31, 2024, 2023 and 2022, respectively.
As of December 31, 2024, maturities of liabilities related to lease contracts are exposed on Note 4.
The evolution of the Group’s leases liabilities for the fiscal years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Balance at the beginning of the year	666	566	542
Increases of leases	444	404	306
Financial accretions	71	77	75
Decreases of leases	(5)	(23)	(15)
Payments	(400)	(359)	(341)
Net exchange and translation differences	-	-	(2)
Result from net monetary position (1)	-	1	1

Balance at the end of the year	776	666	566

(1)
Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

Total charges recorded in net income in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value
leases and variable lease payments related to the underlying asset use or performance, amounted to 187, 242 and 238 as of December 31, 2024, 2023 and 2022, respectively.

F - 68
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS

					2024				2023			2022
	Interest rate (1)			Maturity	Non- current		Current		Non- current	Current		Non- current	Current
Pesos:

NO		-		-	-		-		-	60		64	5
Exports pre-financing (5)	32.88%	-	32.88%	2025	-		31		-	-		-	-
Financial loans	40.48%	-	50.68%	2025-2026	18		8		9	15		46	25
Account overdrafts		-		-	-		-		-	56		-	71

					18		39		9	131		110	101

Currencies other than the peso:

NO (2) (3)	0.00%	-	10.00%	2025-2047	6,255		1,317		6,191	767		5,594	828
Exports pre-financing	1.90%	-	10.50%	2025	-		383	(4)	102	545	(4)	-	22
Imports financing	8.80%	-	16.00%	2025-2026	19		17		-	-		-	21
Financial loans	6.00%	-	14.10%	2025-2030	718	(6)	76		380	65		244	168
Stock market promissory notes	0.00%	-	0.00%	2025-2026	25		75		-	-		-	-

					7,017		1,868		6,673	1,377		5,838	1,039

					7,035		1,907		6,682	1,508		5,948	1,140

(1)	Nominal annual interest rate as of December 31, 2024.
(2)	Disclosed net of 18, 3 and 9 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2024, 2023 and 2022, respectively.
(3)
Includes 1,496, 1,327 and 523 as of December 31, 2024, 2023 and 2022, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 133 and 86 as of December 31, 2024 and 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 28 of loans granted by BNA as of December 31, 2024.
Set forth below is the evolution of the loans for the fiscal years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	8,190	7,088	7,379
Proceeds from loans	2,967	2,667	402
Payments of loans	(2,102)	(1,396)	(780)
Payments of interest	(707)	(623)	(543)
Account overdrafts, net	(48)	(3)	71
Accrued interest (1)	680	702	680
Net exchange and translation differences	(30)	(239)	(113)
Result from net monetary position (2)	(1)	(6)	(8)
Reclassifications (3)	(7)	-	-

Balance at the end of the year	8,942	8,190	7,088

(1)	Includes capitalized financial costs.
(2)
Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

(3)
Corresponds to the balances of our subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

On August 29, 2024, the Company announced an offer for the purchase of Class XXXIX and Class LIII NO due July 28, 2025 and July 21, 2027, respectively, for principal amount of 500, having received and accepted purchase orders for 334 of Class XXXIX NO and for 166 of Class LIII NO, which were completely cancelled as of September 16, 2024 plus the corresponding interest.
On September 5, 2024, the Company announced an exchange offer for Class XXXIX NO due July 2025 by offering additional Class XXXI NO, denominated and payable in U.S. dollars at a fixed rate of 8.75% maturing in September 2031 for a notional amount of up to 500, extendable up to the maximum authorized amount. Having received offers for 40 on September 20, 2024, the Company canceled 40 of Class XXXIX NO offered in exchange and issued additional new Class XXXI NO for an equivalent amount.

F - 69
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2024		2023			2022
Month	Year	Principal value (11)		Ref.	Class	Interest rate (3)		Principal maturity	Non- current	Current	Non- current	Current		Non- current	Current
YPF
-	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	15	-	15	-		15	-
April, February, October	2014/15/16	U.S. dollar	521	(2) (4) (6)	Class XXVIII	-	-	-	-	-	-	354		346	273
September	2014	Peso	1,000	(2) (6) (7)	Class XXXIV	-	-	-	-	-	-	-	(12)	1	1
April	2015	U.S. dollar	757	(2) (6)	Class XXXIX	Fixed	8.50%	2025	-	785	1,132	41		1,132	41
October	2015	Peso	2,000	(2) (6) (7)	Class XLIII	-	-	-	-	-	-	-		-	4
July, December	2017	U.S. dollar	644	(2) (6)	Class LIII	Fixed	6.95%	2027	649	19	816	25		818	25
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	530	1	530	1		529	1
June	2019	U.S. dollar	399	(6) (9)	Class I	Fixed	8.50%	2029	398	-	397	-		397	-
July	2020	U.S. dollar	341	(6) (9)	Class XIII	Fixed	8.50%	2025	-	44	43	88		127	90
December, February	2020/21	U.S. dollar	133	(5) (6) (9)	Class XIV	-	-	-	-	-	-	-		-	139
February	2021	U.S. dollar	776	(6) (9)	Class XVI	Fixed	9.00%	2026	58	243	307	235		542	238
February	2021	U.S. dollar	748	(6) (9)	Class XVII	Fixed	9.00%	2029	756	-	758	-		760	-
February	2021	U.S. dollar	576	(6) (9)	Class XVIII	Fixed	7.00%	2033	555	11	553	11		544	10
February	2021	Peso	4,128	(6) (9) (10)	Class XIX	-	-	-	-	-	-	35		63	-
July	2021	U.S. dollar	384	(4) (5) (6) (9)	Class XX	Fixed	5.75%	2032	384	10	384	10		384	11
January	2023	U.S. dollar	230	(5) (6) (9)	Class XXI	Fixed	1.00%	2026	220	-	229	1		-	-
January, April	2023	Peso	15,761	(6) (9)	Class XXII	-	-	-	-	-	-	25		-	-
April	2023	U.S. dollar	147	(5) (6) (9)	Class XXIII	Fixed	0.00%	2025	-	150	158	-		-	-
April	2023	U.S. dollar	38	(5) (6) (9)	Class XXIV	Fixed	1.00%	2027	37	-	38	-		-	-
June	2023	U.S. dollar	263	(6) (9)	Class XXV	Fixed	5.00%	2026	263	1	262	1		-	-
September	2023	U.S. dollar	400	(4) (5) (9) (6)	Class XXVI	Fixed	0.00%	2028	400	-	400	-		-	-
October	2023	U.S. dollar	128	(5) (9) (6)	Class XXVII	Fixed	0.00%	2026	147	-	169	-		-	-
January	2024	U.S. dollar	800	(6) (9)	Class XXVIII	Fixed	9.50%	2031	790	35	-	-		-	-
May	2024	U.S. dollar	178	(6) (9)	Class XXIX	Fixed	6.00%	2026	177	1	-	-		-	-
July	2024	U.S. dollar	185	(5) (9) (6)	Class XXX	Fixed	1.00%	2026	187	-	-	-		-	-
September	2024	U.S. dollar	540	(9)	Class XXXI	Fixed	8.75%	2031	539	15	-	-		-	-
October	2024	U.S. dollar	125	(9)	Class XXXII	Fixed	6.50%	2028	125	2	-	-		-	-
October	2024	U.S. dollar	25	(9)	Class XXXIII	Fixed	7.00%	2028	25	-	-	-		-	-

									6,255	1,317	6,191	827		5,658	833

(1)	Corresponds to the 1997 MTN Program for an amount up to 1,000.
(2)	Corresponds to the 2008 MTN Program for an amount up to 10,000.
(3)	Nominal annual interest rate as of December 31, 2024.
(4)
The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these NO are authorized to be traded.

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

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer Regime.
(10)	The payment currency of this issue is the peso at the UVA value applicable in accordance with the conditions of the relevant issued series.
(11)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(12)	The registered amount is less than 1.

F - 70
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

23. OTHER LIABILITIES

	2024				2023				2022
	Non-current		Current		Non-current		Current		Non-current	Current
Liabilities for concessions and assignment agreements	-		94		8		67		18	7
Liabilities for contractual claims	74	(1)	47	(1)	104	(1)	49	(1)	1	1
Provision for operating optimizations (2)	-		266		-		-		-	-
Miscellaneous	-		3		-		6		-	4

	74		410		112		122		19	12

(1)	See Note 17.a.2).
(2)	See Note 11 “Mature Fields Project“ section.
24. ACCOUNTS PAYABLE

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,820	4	2,285	4	2,498
Guarantee deposits	1	4	-	4	1	5
Payables with partners of JA and other agreements	1	38	1	14	1	50
Miscellaneous	-	17	-	16	-	11

	6	2,879	5	2,319	6	2,564

(1)	See Note 37 for information about related parties.
25. REVENUES

	2024	2023	2022

Revenue from contracts with customers	19,124	16,995	18,437
National Government incentives (1)	169	316	320

	19,293	17,311	18,757

(1)	See Note 37.
The Group’s transactions and the main revenues by business segments are described in Note 5.
The Group classifies revenues from contracts with customers according to the following detail:

-	Contracts for the sale of fuels (under the consignment and direct sale modalities)
-	Contracts for the sale of natural gas
-	Contracts for the sale of crude oil
-	Contracts for the sale of petrochemicals products
-	Contracts for the sale of specialties for the agribusiness industry and of grains and their by-products
-	Contracts for the sale of other refined products
-	Service contracts
-	Construction contracts
In addition, the Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12):

F - 71
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
25. REVENUES (cont.)

•	Breakdown of revenues
Type of good or service

	2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,588	-	-	6,588
Gasolines	-	4,048	-	-	4,048
Natural gas (1)	-	18	2,230	-	2,248
Crude oil	-	1,023	-	-	1,023
Jet fuel	-	910	-	-	910
Lubricants and by-products	-	528	-	-	528
LPG	-	472	-	-	472
Fuel oil	-	112	-	-	112
Petrochemicals	-	471	-	-	471
Fertilizers and crop protection products	-	389	-	-	389
Flours, oils and grains	-	467	-	-	467
Asphalts	-	85	-	-	85
Goods for resale at gas stations	-	121	-	-	121
Income from services	-	-	-	184	184
Income from construction contracts	-	-	-	433	433
Virgin naphtha	-	160	-	-	160
Petroleum coke	-	192	-	-	192
LNG regasification	-	-	51	-	51
Other goods and services	50	220	177	195	642

	50	15,804	2,458	812	19,124

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,620	-	-	6,620
Gasolines	-	3,493	-	-	3,493
Natural gas (1)	-	7	1,666	-	1,673
Crude oil	-	427	-	-	427
Jet fuel	-	1,047	-	-	1,047
Lubricants and by-products	-	614	-	-	614
LPG	-	379	-	-	379
Fuel oil	-	95	-	-	95
Petrochemicals	-	438	-	-	438
Fertilizers and crop protection products	-	594	-	-	594
Flours, oils and grains	-	224	-	-	224
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	76	-	-	76
Income from services	-	-	-	102	102
Income from construction contracts	-	-	-	99	99
Virgin naphtha	-	181	-	-	181
Petroleum coke	-	249	-	-	249
LNG regasification	-	-	50	-	50
Other goods and services	32	158	99	173	462

	32	14,774	1,815	374	16,995

F - 72
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
25. REVENUES (cont.)

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,837	-	-	6,837
Gasolines	-	3,460	-	-	3,460
Natural gas (1)	-	16	1,881	-	1,897
Crude oil	-	76	-	-	76
Jet fuel	-	1,031	-	-	1,031
Lubricants and by-products	-	608	-	-	608
LPG	-	472	-	-	472
Fuel oil	-	198	-	-	198
Petrochemicals	-	495	-	-	495
Fertilizers and crop protection products	-	835	-	-	835
Flours, oils and grains	-	773	-	-	773
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	102	-	-	102
Income from services	-	-	-	120	120
Income from construction contracts	-	-	-	135	135
Virgin naphtha	-	203	-	-	203
Petroleum coke	-	405	-	-	405
LNG regasification	-	-	43	-	43
Other goods and services	51	215	180	129	575

	51	15,898	2,104	384	18,437

(1)	Includes 1,550, 1,398 and 1,473 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2024, 2023 and 2022, respectively.
Sales channels

	2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	7,038	-	-	7,038
Power plants	-	48	450	-	498
Distribution companies	-	-	310	-	310
Retail distribution of natural gas	-	-	488	-	488
Industries, transport and aviation	-	3,922	1,109	-	5,031
Agriculture	-	1,823	-	-	1,823
Petrochemical industry	-	658	-	-	658
Trading	-	1,699	-	-	1,699
Oil companies	-	179	-	-	179
Commercialization of LPG	-	181	-	-	181
Other sales channels	50	256	101	812	1,219

	50	15,804	2,458	812	19,124

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,541	-	-	6,541
Power plants	-	46	412	-	458
Distribution companies	-	-	171	-	171
Retail distribution of natural gas	-	-	170	-	170
Industries, transport and aviation	-	4,202	961	-	5,163
Agriculture	-	1,804	-	-	1,804
Petrochemical industry	-	614	-	-	614
Trading	-	1,043	-	-	1,043
Oil companies	-	141	-	-	141
Commercialization of LPG	-	143	-	-	143
Other sales channels	32	240	101	374	747

	32	14,774	1,815	374	16,995

F - 73
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
25. REVENUES (cont.)

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,673	-	-	6,673
Power plants	-	13	461	-	474
Distribution companies	-	-	179	-	179
Retail distribution of natural gas	-	-	308	-	308
Industries, transport and aviation	-	3,890	1,043	-	4,933
Agriculture	-	2,697	-	-	2,697
Petrochemical industry	-	722	-	-	722
Trading	-	901	-	-	901
Oil companies	-	688	-	-	688
Commercialization of LPG	-	177	-	-	177
Other sales channels	51	137	113	384	685

	51	15,898	2,104	384	18,437

Target market
Sales in the domestic market amounted to 16,202, 15,083 and 16,100 for the years ended December 31, 2024, 2023 and 2022, respectively.
Sales in the international market amounted to 2,922, 1,912 and 2,337 for the years ended December 31, 2024, 2023 and 2022, respectively.
Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2024	2023	2022
Argentina	16,371	15,399	16,420
Mercosur and associated countries	1,855	1,309	1,107
Europe	276	171	414
Rest of the world	791	432	816

	19,293	17,311	18,757

As of December 31, 2024, 2023 and 2022 no external client represents 10% or more of the Group’s revenues.

•	Contract balances
The following table reflects information regarding credits, contract assets and contract liabilities:

	2024		2023		2022
	Non- current	Current	Non- current	Current	Non- current	Current
Credits for contracts included in “Trade receivables” line item	8	1,646	41	993	51	1,490
Contract assets	-	30	-	10	-	1
Contract liabilities	114	73	34	69	-	77
Contract assets are mainly related to the activities carried out by the Group under construction contracts.
Contract liabilities are mainly related to advances received from customers under contracts for transportation services, sale of fuels and agribusiness products, among others.
During the years ended on December 31, 2024, 2023 and 2022, the Group has recognized 58, 61 and 117, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

F - 74
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

26. COSTS

	2024	2023	2022
Inventories at the beginning of the fiscal year	1,683	1,738	1,500
Purchases	4,531	5,106	6,212
Production costs (1)	9,252	8,703	7,704
Translation effect	(10)	(29)	(13)
Inventories write-down	(21)	-	-
Adjustment for inflation (2)	28	18	19
Reclassifications (3)	(7)	-	-
Inventories at the end of the fiscal year	(1,546)	(1,683)	(1,738)

	13,910	13,853	13,684

(1)	See Note 27.
(2)
Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)
Corresponds to the balances of our subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

27. EXPENSES BY NATURE
The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2024, 2023 and 2022:

	2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,066	321	149		14	1,550
Fees and compensation for services	71	257	46		-	374
Other personnel expenses	302	30	15		4	351
Taxes, charges and contributions	180	24	1,006	(1)	-	1,210
Royalties, easements and fees	1,133	-	2		2	1,137
Insurance	93	5	4		-	102
Rental of real estate and equipment	222	1	16		-	239	(4)
Survey expenses	-	-	-		36	36
Depreciation of property, plant and equipment	2,303	46	97		-	2,446
Amortization of intangible assets	28	14	1		-	43
Depreciation of right-of-use assets	258	-	12		-	270
Industrial inputs, consumable materials and supplies	528	4	10		3	545
Operation services and other service contracts	649	13	54		17	733	(4)
Preservation, repair and maintenance	1,706	38	42		20	1,806	(4)
Unproductive exploratory drillings	-	-	-		133	133
Transportation, products and charges	551	-	474		-	1,025	(4)
Provision for doubtful receivables	-	25	66		-	91
Publicity and advertising expenses	-	45	55		-	100
Fuel, gas, energy and miscellaneous	162	13	83		10	268	(4)

	9,252	836	2,132		239	12,459

(1)	Includes 237 corresponding to export withholdings and 594 corresponding to turnover tax.
(2)	Includes 40 corresponding to research and development activities.
(3)
Includes 33 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 43 and 92 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

F - 75
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
27. EXPENSES BY NATURE (cont.)

	2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total

Salaries and social security taxes	790	276	136		13	1,215
Fees and compensation for services	50	236	37		-	323
Other personnel expenses	232	26	13		1	272
Taxes, charges and contributions	130	24	765	(1)	-	919
Royalties, easements and fees	1,009	-	2		2	1,013
Insurance	81	3	3		-	87
Rental of real estate and equipment	179	1	16		-	196	(3)
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	2,886	43	87		-	3,016
Amortization of intangible assets	30	7	-		-	37
Depreciation of right-of-use assets	209	-	11		-	220
Industrial inputs, consumable materials and supplies	521	5	12		-	538
Operation services and other service contracts	535	10	59		6	610	(3)
Preservation, repair and maintenance	1,395	29	43		-	1,467	(3)
Unproductive exploratory drillings	-	-	-		21	21
Transportation, products and charges	521	-	491		-	1,012	(3)
Provision for doubtful receivables	-	-	18		-	18
Publicity and advertising expenses	-	36	56		-	92
Fuel, gas, energy and miscellaneous	135	9	55		2	201	(3)

	8,703	705	1,804		61	11,273

(1)	Includes 89 corresponding to export withholdings and 541 corresponding to turnover tax.
(2)	Includes 23 corresponding to research and development activities.
(3)	Includes 75 and 104 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

	2022
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total

Salaries and social security taxes	781	222	116		11	1,130
Fees and compensation for services	46	194	32		1	273
Other personnel expenses	202	19	11		1	233
Taxes, charges and contributions	121	13	954	(1)	-	1,088
Royalties, easements and fees	1,026	-	2		3	1,031
Insurance	71	3	2		-	76
Rental of real estate and equipment	140	1	11		-	152	(3)
Survey expenses	-	-	-		18	18
Depreciation of property, plant and equipment	2,400	61	90		-	2,551
Amortization of intangible assets	29	14	-		-	43
Depreciation of right-of-use assets	202	-	12		-	214
Industrial inputs, consumable materials and supplies	454	2	10		-	466
Operation services and other service contracts	383	10	52		4	449	(3)
Preservation, repair and maintenance	1,206	25	44		1	1,276	(3)
Unproductive exploratory drillings	-	-	-		26	26
Transportation, products and charges	473	-	434		-	907	(3)
Provision for doubtful receivables	-	-	14		-	14
Publicity and advertising expenses	-	82	21		-	103
Fuel, gas, energy and miscellaneous	170	11	91		-	272	(3)

	7,704	657	1,896		65	10,322

(1)	Includes 251 corresponding to export withholdings and 567 corresponding to turnover tax.
(2)	Includes 27 corresponding to research and development activities.
(3)	Includes 63 and 104 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

F - 76
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	2024	2023	2022

Lawsuits	(93)	(31)	145
Export Increase Program (1)	76	149	-
Result from sale of assets (2)	6	-	-
Result from changes in fair value of assets held for sale (2)	(260)	-	-
Provision for severance indemnities (2)	(74)	-	-
Provision for operating optimizations (2)	(266)	-	-
Insurance	5	-	-
Miscellaneous	(3)	34	5

	(609)	152	150

(1)	See Note 36.h).
(2)	See Note 11 “Mature Fields Project“ section.
29. NET FINANCIAL RESULTS

	2024		2023		2022
Financial income
Interest on cash and cash equivalents and investments in financial assets	45		221		252
Interest on trade receivables	75		98		55
Other financial income	14		15		13

Total financial income	134		334		320

Financial costs
Loan interest	(670)		(686)		(668)
Hydrocarbon well abandonment provision financial accretion	(342)	(1)	(259)		(174)
Other financial costs	(157)		(204)		(146)

Total financial costs	(1,169)		(1,149)		(988)

Other financial results
Exchange differences generated by loans	17		145		40
Exchange differences generated by cash and cash equivalents and investments in financial assets	(31)		(294)		(199)
Other exchange differences, net	84		1,474		700
Result on financial assets at fair value through profit or loss	232		289		118
Result from derivative financial instruments	(1)		7		(9)
Result from net monetary position	39		37		146
Export Increase Program (3)	3		22		-
Result from transactions with financial assets	(3)		32	(2)	-

Total other financial results	340		1,712		796

Total net financial results	(695)		897		128

(1)	Includes 215 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 11.
(2)	Includes 19 corresponding to the adjustment for inflation of the fiscal year and (41) corresponding to the effect of the translation.
(3)	See Note 36.h).
30. INVESTMENTS IN JOINT AGREEMENTS AND OTHER AGREEMENTS
The Group participates in JA and other agreements that give to the Group a contractually established percentage over the rights of assets and obligations that emerge from the contracts.
The exploration and exploitation JA and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

F - 77
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
30. INVESTMENTS IN JOINT AGREEMENTS (cont.)

The assets and liabilities as of December 31, 2024, 2023 and 2022, and expenses for these fiscal years of the JA and other agreements in which the Group participates are as follows:

	2024	2023	2022
Non-current assets (1)	6,286	5,246	4,221
Current assets	579	115	157

Total assets	6,865	5,361	4,378

Non-current liabilities	449	313	294
Current liabilities	769	483	514

Total liabilities	1,218	796	808

Production cost	2,395	2,017	1,435
Exploration expenses	35	10	2

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.
As of December 31, 2024, the main exploration and exploitation JA and other agreements in which the Group participates are the following:

Name	Location	Working interest	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste	Neuquén	40.00%	Pan American Energy LLC
Aguada Pichana Este - Área Vaca Muerta	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
Bajada Añelo	Neuquén	50.00%	O&G Developments LTD S.A.
Bajo del Toro	Neuquén	50.00%	YPF
Bandurria Sur	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central - Cañadón Perdido (1)	Chubut	50.00%	YPF
CAN 100	Argentine Continental Shelf	35.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
La Ventana - Río Tunuyán	Mendoza	70.00%	YPF
Las Tacanas	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Narambuena	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L.
Ramos	Salta	42.00%	Tecpetrol S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.

(1)	See Note 11 “Mature Fields Project“ section.

F - 78
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

31. SHAREHOLDERS’ EQUITY
As of December 31, 2024, the Company’s capital amounts to 3,922 and treasury shares amount to 11 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in
and authorized for stock exchange listing.
As of December 31, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.
On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b.1)) corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419 million of pesos (US$ 1,244 million); (iii) allocate the amount of 28,745 million of pesos (US$ 36 million) to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 million of pesos (US$ 4,236 million) to constitute a reserve for investments.
Until the enactment of Law No. 26,741 described below, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.
Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the Class D shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law No. 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploration, exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine National Government and 49% for certain provinces.
During the fiscal years ended December 31, 2024 and 2023, the Company has not repurchased its own shares. During the fiscal year ended December 31, 2022, the Company has repurchased 1,888,798 of its own shares issued for an amount of 28, for purposes of compliance with the share-based benefit plans (see Note 38).
In accordance with the provisions of the LGS and the CNV rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the CNV rules. As of December 31, 2024, the legal reserve has been fully integrated, amounting to 787. Likewise, the Company’s Shareholders’ Meeting has defined voluntary reserves for future dividends, for investments and for purchase of treasury shares. In relation to the reserve for future dividends and in compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the peso. The dividends are declared and distributed based on the last annual audited financial statements in pesos submitted to the CNV.
Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV rules, the balances of the accounts “Acquisition cost of treasury shares” and “Share trading premiums” in the currency of legal tender in Argentina, which is the peso, restricts the distribution of retained earnings. According to the Company’s shareholders’ equity in its functional currency, the restricted balance of retained earnings amounts to 70, 70 and 68 as of December 31, 2024, 2023 and 2022, respectively, of which 28, 30 and 30 correspond to the balance of “Acquisition cost of treasury shares” account and 42, 40 and 38 to the balance of “Share trading premiums” account, as of December 31, 2024, 2023 and 2022, respectively.
When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV rules, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the peso, is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to Articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV rules. When the net balance of “Other comprehensive income” account at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

F - 79
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

32. EARNINGS PER SHARE
The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2024	2023	2022
Net profit / (loss)	2,348	(1,312)	2,228
Weighted average number of shares outstanding	392,088,496	391,722,944	392,719,453
Basic and diluted earnings per share	5.99	(3.35)	5.67
There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.
33. ISSUES RELATED TO MAXUS ENTITIES
33.a) Legal proceedings
33.a.1) Introduction
At the time of its acquisition by YPF in 1995, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (“TS”), Maxus International Energy Company (“MIEC”), Maxus (US) Exploration Company (“MUSE”) and Gateway Coal Company (“Gateway”) and together with Maxus, TS, MIEC and MUSE, the “Maxus Entities”), would have certain liabilities related to former operations of a previous Maxus subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, the Maxus Entities have been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, as described in Note 33.a.2).
In June 2016, each of the Maxus Entities filed a voluntary petition under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying the cross-claims described in Note 33.a.2.ii). In December 2016, as part of their reorganization process, the Maxus Entities, in their capacity as debtors, filed their proposed plan of liquidation (“Liquidation Plan”) in accordance with the United States Bankruptcy Code. In March 2017, the Maxus Entities and the creditors committee of the Maxus Entities (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated, among other matters, the creation of a liquidating trust (“Liquidating Trust”) and the cancellation of the equity participations of YPF Holdings and YCLH Holdings, Inc (“YCLH Holdings”, formerly CLH Holdings, Inc.) in the Maxus Entities. The Bankruptcy Court approved the Alternative Plan in May 2017, which was confirmed and became effective in July 2017.

F - 80
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, YPF Holdings, YCLH Holdings and YPF International (collectively, the “YPF Defendants”), as well as other entities not related to the YPF Defendants, claiming alleged damages in an amount up to 14,000, on the basis of allegations of fraudulent transfers and alter ego liability of the YPF Defendants in connection with corporate restructuring transactions of the Maxus Entities. Throughout the 1990s and 2000s decades, certain restructuring transactions were carried out in respect of the international operations of the Group, including certain operations by the companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of such international operations. For its part, the Liquidating Trust alleged that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable, and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of their liabilities, including the environmental liabilities described in Note 33.a.2.i). The YPF Defendants rejected these allegations made by the Liquidating Trust for considering them without merit and obtained a partial summary judgment decision from the Bankruptcy Court in their favor, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust related to the alleged alter ego damages, as described in Note 33.a.4).
On April 6, 2023, the YPF Defendants, the Liquidating Trust and other companies not related to the YPF Defendants (Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”) signed, among other documents, a settlement and release agreement (“Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described in Note 33.a.4).
33.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code
Following the petition filed by the Maxus Entities with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, the Company only has access to information regarding administrative and judicial proceedings against the Maxus Entities that is published by the competent authorities and/or that is publicly filed by the parties involved in such proceedings, including information published by the United States Environmental Protection Agency (“EPA”).
The development of these administrative and judicial proceedings was relevant to the Company in light of the Liquidating Trust’s request to the Bankruptcy Court that the YPF Defendants be found liable for all liabilities and contingencies of the Maxus Entities, including those that might eventually arise in the future as a result of such proceedings (“all liabilities” theory). However, as described in Note 33.a.4), on June 22, 2022, the Bankruptcy Court granted partial summary judgment in favor of the YPF Defendants, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust relating to the alleged alter ego damages. In rejecting the “all liabilities” theory, the Bankruptcy Court agreed with the YPF Defendants that the alleged alter ego damages required evidence of causation and, therefore, the Liquidating Trust would have to prove that the claimed damages were caused by the alleged alter ego conduct. Moreover, as described in Note 33.a.4), the case brought by the Liquidating Trust has been dismissed.

F - 81
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

33.a.2.i) Environmental administrative matters
In 1986 at the time of the sale of Chemicals to Occidental, TS (formerly Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Maxus Entities filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant in the Lister Site continued to be owned by TS. Occidental alleged that under the sale agreement, Maxus made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals´ or Occidental´s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Maxus Entities, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay, which gave rise to, among others, those mentioned below:

-	2014 Feasibility Study and 2016 ROD issued by the EPA for the environmental remediation of the lower 8.3 miles of the Passaic River.

-	Removal actions next to the Lister Site undertaken by TS under the 2008 consent agreement with the EPA.

-
2019 remedial investigation report for the lower 17 miles of the Passaic River, 2020 feasibility study for the lower 17 miles of the Passaic River, and 2021 ROD issued by the EPA for the upper 9 miles of the Passaic River.

-	Feasibility study for the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers.
As of the effective date of the Trust Settlement Agreement, the Oxy Settlement Agreement and the Government Agreement (see Note 33.a.4)), certain administrative proceedings, to which the YPF Defendants are not parties, remained pending.
33.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River
In relation to the alleged contamination in the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005 the DEP sued Maxus, TS, YPF, YPF Holdings, YCLH Holdings, Repsol and other companies, including Occidental (later adding YPF International), before the New Jersey Court seeking remediation of natural resources damages and punitive damages, among other claims. The defendants made responsive pleadings and filings.
In 2008, Occidental filed cross-claims before the New Jersey Court alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF, YPF Holdings, YCLH Holdings and Repsol (later adding YPF International) were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.
In 2013, the DEP entered into a proposed settlement agreement with YPF, YPF Holdings, YPF International, YCLH Holdings, Maxus and TS (“Settlement Agreement”). The Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related to environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, YCLH Holdings, Maxus and TS, recognizing a limited liability of up to 400 collectively, for these and other participants in the litigation if they were found responsible. In return, Maxus would make cash payment of 65 at the time of approval of the Settlement Agreement.
Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay 65 (subject to the same 400 limitation described above).
In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of 65.

F - 82
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

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
However, such cross-claims were stayed as of June 17, 2016, when Maxus, TS, and other affiliated companies each filed a voluntary petition under Chapter 11 with the Bankruptcy Court, as described in Note 33.a.3). On June 28, 2016, at Occidental’s request, the New Jersey Court transferred all remaining claims in the Passaic River litigation from the New Jersey Court to the Bankruptcy Court.
On August 2, 2023, a stipulation of dismissal of all claims was filed in the New Jersey Court, effectuating the immediate dismissal with prejudice of the action as of that same date.
33.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code
On June 17, 2016, each of the Maxus Entities filed a voluntary petition under the United States Bankruptcy Code with the United States Bankruptcy Court. In this context, the Maxus Entities entered into an agreement (“2016 Agreement”) with YPF, YPF Holdings, YCLH Holdings, YPF International and YPF Services USA Corp (“YPF Services”) (together, the “YPF Entities”), to settle all of the Maxus Entities’ claims against the YPF Entities, including any alter ego claims, all of which, in the YPF Entities’ opinion, had no merit.
The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to 63.1 (“DIP Loan”) to finance the Maxus Entities’ activities during a bankruptcy case; and (ii) a payment of 130 to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Maxus Entities might have against the YPF Entities.
On December 29, 2016, the Maxus Entities filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Liquidation Plan foresaw a 130 Settlement Payment under the 2016 Agreement and provided that, if the 2016 Agreement was approved, portions of the 130 Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Maxus Entities would likely be confirmed and the claims against the YPF Entities, including the alter-ego
claims, would be settled and released in exchange for the 130 Settlement Payment.
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

F - 83
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 33.a.4) hereafter.
33.a.4) Claim of the Liquidating Trust
On June 14, 2018, the Liquidating Trust filed a lawsuit against the YPF Defendants and the Repsol Defendants before the Bankruptcy Court, claiming alleged damages of up to 14,000, on the basis of allegations of fraudulent transfers and liability as the Maxus Entities’ alter ego (“Liquidating Trust’s Claim”). As described above, throughout the 1990s and 2000s decades, several restructuring operations were carried out in respect of the international operations of the Group, including operations of companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, as against the YPF Defendants, the Liquidating Trust alleged that (i) these restructuring transactions constituted fraudulent transfers for which the YPF Defendants were liable and (ii) the YPF Defendants were an alter ego of the Maxus Entities and were responsible for all of the Maxus Entities’ liabilities, including the environmental liabilities described in Note 33.a.2.i). The YPF Defendants rejected such allegations and filed a motion to dismiss the Liquidating Trust’s Claim (“Motion to Dismiss”).
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

F - 84
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

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
As mentioned in Note 33.a.1), on April 6, 2023, the YPF Defendants, the Repsol Defendants and the Liquidating Trust signed the Trust Settlement Agreement. Pursuant to the Trust Settlement Agreement, the Liquidating Trust agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of 575, of which the YPF Defendants agreed to pay 287.5 (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 33.a.2.ii)) was also included in the dismissals and releases described above.
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
The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). Given the benefits to the Governmental Parties under the Trust Settlement Agreement, the Government Agreement also did not require any payment in addition to the amounts covered by the Trust Settlement Agreement.

F - 85
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

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
33.b) Accounting matters
In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 33.a.2), the Company considered this an event that required reconsideration of whether the consolidation of the Maxus Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.
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

F - 86
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES
The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in Note 34.b).
34.a) Contingent assets
The Group has no significant contingent assets.
34.b) Contingent liabilities
34.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)
ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina basin in 2003, Northwest basin in 2010, and Austral basin in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.
Concessionary companies in the Neuquina basin areas
The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only inter-jurisdictional situations (such as the Colorado River basin) would fall under its venue. In the second judgment, the CSJN rejected the petition filed by ASSUPA to incorporate Repsol S.A. and the directors who carried their activities in YPF until April 2012 as a necessary third party. The CSJN also rejected precautionary measures and other proceedings related to such request.
As a result of such decision, an individual filed a preventive damage action to reduce presumed damages and prevent future damages (action for repair of damages) consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.
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
The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect. As of the date of issuance of these consolidated financial statements, the procedural deadlines are suspended until the digitization of the proceedings.
Concessionary companies in the Austral basin areas
On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the court and following several incidents with different codefendants and parties summoned to appear. On June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

F - 87
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment, in which the judge decided to sustain the claim filed by YPF, among other co-defendants,
ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo
In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, in accordance with YPF Privatization Law.
Through its judgment dated July 8, 2008, the CSJN:

-
Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the collective environmental damage would continue being heard by CSJN.
On October 22, 2024, the CSJN issued a final judgement whereby: (i) it terminated the CSJN’s supervision of compliance with the judgement of July 8, 2008; (ii) it terminated the case for the remediation of the collective environmental damage without sentencing any of the 44 defendant companies; (iii) it imposed the costs in the order incurred; and (iv) it decided that the litigation related to the execution of the remediation plan will continue to be processed before the corresponding court. YPF is not a party to such litigation.
In addition to the aforementioned in Note 17.a.4) related to environmental claims in Quilmes, the Company has other judicial and non-judicial
claims against it, based on similar arguments.
On the other hand, the monitoring activities carried out routinely by YPF have allowed to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo Refinery, which led to the implementation of a program for the survey, assessment and remediation of environmental damages, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been recognized in the “Provision for environmental liabilities” account of the “Provisions” line item in the statement of financial position.
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

F - 88
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
34. CONTINGENT ASSETS AND LIABILITIES (cont.)

34.b.2) Contentious claims

•
Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (“District Court”), and against the Republic of Argentina (“Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 31). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.
On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (“Court of Appeals”) held that the District Court had jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (“Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.
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
On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs and accordingly dismissed Plaintiffs’ claims against YPF.
In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

F - 89
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.
On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.
The appeals filed by the parties in these proceedings were fully briefed as of September 6, 2024. The Second Circuit Court of Appeals will set a date for oral argument.
On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.
Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024. The District Court may, but is not required to, hold oral argument prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.
Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an alter ego of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. As of the date of issuance of these consolidated financial statements, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic, and the District Court’s order on discovery is not a ruling accepting Plaintiffs’ alter ego theory.
On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition and YPF filed its reply.
On November 15, 2024, the District Court stayed alter ego discovery from YPF, pending the Court’s consideration of supplemental briefing by YPF, the Republic and Plaintiffs on certain issues currently before the Court. The supplemental briefing was completed on January 24, 2025.
YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.
The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.
34.b.3) Claims before the CNDC

•	Claims for fuels sale prices
The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.
34.b.4) Other claims
Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the ARCA and provincial and municipal tax authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

F - 90
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35. CONTRACTUAL COMMITMENTS
35.a) Exploitation concessions, transport concessions and exploration permits
In fiscal year ended December 31, 2024, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2024 are described below:

•	Offshore exploration permits AUS 105 and AUS 106
On November 1, 2024, Decrees No. 975/2024 and No. 976/2024 were published in the BO, through which Equinor Argentina AS (Sucursal Argentina) was authorized to assign in favor of YPF 35% of its interest in the exploration permits in the offshore blocks AUS 105 and AUS 106, respectively.
35.b) Investment agreements and commitments and assignments
The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and commitments, and assignments executed in fiscal years ended December 31, 2024, 2023 and 2022 are described below:

•	Transportation concession for the Vaca Muerta Norte oil pipeline
On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an crude oil transportation concession associated with the La Amarga Chica Hydrocarbon Unconventional Exploitation Concession, which includes the construction of an crude oil pipeline from La Amarga Chica to the Puesto Hernández blocks for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these consolidated financial statements, the assignment by YPF to other companies of the oil and gas industry of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.
35.c) Contractual commitments
The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, LPG and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net profit or loss for the year or period in which they were identified.
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
As of December 31, 2024, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 1,994.
35.d) Granted guarantees
As of December 31, 2024, the Group issued bank guarantees for an amount of 12. YPF assumed other commitments for an amount of 77 in relation to compliance with obligations of its subsidiaries and joint ventures.
YPF has opened a reserve and payment account in New York for holders of Class XVI NO, whose balance as of December 31, 2024, 2023 and 2022 is 165, 138 (of which there was an outstanding amount of 40 to reach the total amount of 178) and 160 (of which there was an outstanding amount of 25 to reach the total amount of 185), respectively, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.
On January 2024, YPF has opened a reserve and payment account in New York for holders of Class XXVIII NO, whose balance as of December 31, 2024 is 48, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.

F - 91
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS
The main regulatory framework under which the Group carries on its business activities is described below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.
36.a) Regulations applicable to the hydrocarbon industry
36.a.1) Hydrocarbons Law
Law No. 17,319 was enacted on June 23, 1967, and along its effective term, it received numerous amendments, one of them was introduced in 2014 by Law No. 27,007 (“Hydrocarbons Law”).
The Hydrocarbons Law lays down the principles governing the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. Also, the Bases Law (see Note 36.j)) incorporated amendments to the Hydrocarbons Law. The most relevant aspects are as follows:

-
Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Also, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not registered are not authorized to undertake activities in oilfields located in Argentine territory.

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

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in continental shelf and territorial waters: 30 years. Also, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

Since the issuance of the Bases Law (see Note 36.j)), the request for conversion of a conventional exploitation concession into an unconventional exploitation concession will only be available until December 31, 2028, and its term will be 35 years without extensions.

Additionally, for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law.

-
Holders of exploitation concessions may obtain a transportation concession to evacuate their production. Thus, the term of transportation concessions originating from a conventional exploitation concession will be 25 years, and those originating from an unconventional exploitation concession will be 35 years, counted from the date of the concession award plus any extension of the terms which may be granted.

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

Through the Bases Law, the legal figure of “transportation concession” changes to the figure of “transportation authorization”. Also, it establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Bases Law will continue under the legal figure of “concession” and governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

F - 92
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Decree No. 1,057/2024 established the following distinction: (i) transportation concessions for holders of exploitation concessions; (ii) transportation concessions for non-holders
of exploitation concessions; (iii) transportation authorizations for holders of exploitation concessions; (iv) transportation authorizations for non-holders
of exploitation concessions; (v) transportation authorizations that are part of refining complexes and their related storage facilities; and (vi) transportation authorizations for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction, and/or any other process of hydrocarbon industrialization.

-
Holders of exploration permits and exploitation concessions shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate up to 5% considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit, to the tax regime established under the Hydrocarbons Law.

Since the issuance of the Bases Law, the royalties to be paid to the enforcement authority in exploitation concession bidding processes will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage at the bidder’s discretion.

Additionally, the fee for each square kilometer or fraction thereof that a holder of an exploration permit must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

-	Since the issuance of the Bases Law, international trade of hydrocarbons and/or its derivatives will be free, according to the terms and conditions established by the PEN.

-	Exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection.

Decree No. 1,057/2024 established that the free exercise of the right to export hydrocarbons and/or their derivatives may not be interrupted, nor be reviewed again once certain deadlines have passed, during the entire period or program of shipments or deliveries not objected to by the SE, and the requirements established in said decree must be complied with for this purpose, except in the event of exceptional circumstances which objectively compromise the security of supply in the domestic market. For those exports of hydrocarbons and/or their derivatives whose period or program of shipments or deliveries exceeds 1 year, the interested party must prove the right to dispose of the export volumes and in the deadlines committed.

Likewise, it provided that the SE may object in whole or in part to the export of hydrocarbons and/or their derivatives, only based on the technical and/or economic reasons that affect the security of supply in the domestic market. Additionally, it establishes that the SE may object totally or partially to exports due to significant and unforeseen variations in the prices of hydrocarbons and/or their derivatives in the domestic market, on a temporary basis and until this situation has ended.

-
Through the Bases Law, hydrocarbon processing and natural gas storage activities are incorporated, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

-
Owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from them to subsequent industrialization or commercialization process centers and/or facilities.

Decree No. 1,057/2024 establishes that for the holders of such projects and/or facilities whose construction, installation or operation had been authorized prior to the entry into force of the Bases Law, it is not mandatory to process the conversion to authorizations under the scheme of said law.

-	Those authorized to process hydrocarbons are required to process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities.

F - 93
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Additionally, the Bases Law incorporated amendments to the Hydrocarbons Law regarding the regulations applicable to the transportation, storage, distribution and commercialization of natural gas, which are described in Note 36.c.1).
Also, title to hydrocarbon resources was transferred by the Argentine Government to the provinces under the following laws and decisions which amended the Hydrocarbons Law:

-	In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the provinces where they are located.

-	In 1994, the Argentine National Constitution was amended. Under this amendment, the provinces were granted the primary control of natural resources within their territories.

-
In 2003, under Decree No. 546/2003, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the provinces.

-
In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with Article 124 of the Argentine National Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the provinces and granted them right to administer such reservoirs.

36.a.2) YPF Privatization Law
In 1992, Law No. 24,145 (“Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.
36.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.
On December 16, 2021, the Province of Nequén published Decree No. 2,183/2021 whereby approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of a CENCH in the province.
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
36.b) Regulations applicable to the Downstream business segment
36.b.1) Regulation related to liquid hydrocarbon exports
Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and SRH Resolution No.
E-241/2017,
as amended by SSHyC Resolution No. 329/2019.
In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.
On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border crude oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

F - 94
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Decree No. 1,057/2024 (see Note 36.j)) provided that the SE shall keep a record of the export operations that were notified, those that were objected to, and those that were actually carried out. This decree establishes that, until its repeal or modification is ordered, exclusively with regard to the registration of such operations, Decree No. 645/2002, SRH Resolution No.
E-241/2017
and its amendment Disposition No. 329/2019 of the SSHyC, and Resolution SE No. 175/2023 will continue to be applicable. In addition, it determines that the SE must make the corresponding regulatory adjustments for these and all other regulations referring to exports of hydrocarbons and/or their derivatives in order to comply with the objectives established in the Bases Law (see Note 36.j)) and the Hydrocarbons Law (see Note 36.a.1)).
In addition, the provisions regulating the export of hydrocarbons and/or their derivatives are described in the Hydrocarbons Law (see Note 36.a.1)).
36.b.2) Refined products
Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established specifications for grades 2 and 3 of diesel and gasoline, which include changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil and gas companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil and gas companies had to submit to the enforcement authority a detailed schedule of the investment program for the following years.
Through SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 2 and diesel grade 2, and the deadline to meet these requirements regarding sulphur content in gasoline grade 2 was extended since January 1, 2024. As of that date, the specifications that apply to gasoline grade 2 establish a maximum sulphur content of 50 mg/kg.
However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil and gas company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until December 31, 2025. Therefore, the Company is currently executing the last activities in compliance with the applicable resolution, having completed those related to the La Plata Industrial Complex.
36.c) Regulations applicable to activities of the Gas and Power business segment
36.c.1) Transportation, processing, storage, distribution and commercialization of natural gas
Law No. 24,076 (“Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, regulate natural gas public transportation and distribution services. Likewise, the Bases Law (see Note 36.j)) incorporated amendments to the Gas Law.
The Gas Law also created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas. The Bases Law created the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the ENARGAS functions.
Natural gas transmission and distribution systems are divided into 2 main natural gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Also, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.
The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial
users, hereinafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

F - 95
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand and established the right to transfer the acquisition cost of natural gas to users of the distribution system.
However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (“Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).
In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019 - March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in Article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).
From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 36.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.
The sale of natural gas to the thermoelectric generation segment is regulated by former SE Resolution No. 95/2013, Article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuels without cost to generators which do not have natural gas supply contracts currently in force.
Also, sales to the industrial segment, as well as to the CNG segment (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.
In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), the figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs” was incorporated. Additionally, the possibility for holders of an underground natural gas storage permit to apply for a hydrocarbon transportation authorization was established.
Likewise, Decree No. 1,057/2024 regulated the distinction of types of concessions, authorizations and transportation licenses, identifying natural gas transportation licenses and/or their extensions granted under the Gas Law.
Additionally, through the Bases Law (see Note 36.j)), the Hydrocarbons Law was amended incorporating the activities of processing and storage of natural gas, as described in Note 36.a.1). Likewise, the possibility to request authorization to transport hydrocarbons for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process.

F - 96
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Decree No. 1,053/2018
Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in U.S. dollars, which resulted in a reduction in the price of natural gas applicable to the October 2018 - December 2018 period, with no agreement being reached regarding the exchange rate differences to be contemplated.
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
Also, this decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.
On October 25, 2019, YPF adhered to the regime established under such decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.
On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.
The Company filed administrative claims with the Ministry of Economy requesting the payment of the second to the thirtieth installment under the regime plus interest and additional claims, which as of the date of issuance of these consolidated financial statements have not yet been resolved.
36.c.2) Exports of natural gas and LNG
Natural gas
Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.
Also, since 2016, the natural gas export regime was modified by numerous successive regulations whose final purpose was to safeguard domestic market supply restricting natural gas exports.
Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the Procedure to Obtain Natural Gas Export Licenses was established, providing that in order to obtain an export license, the domestic market supply should be secured. This procedure was later overruled by SGE Resolution No. 417/2019.
At present, natural gas exports are subject to SE Resolution No. 360/2021 modified by Resolution No. 774/2022, which specifies the terms and conditions of the Process to Award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 36.d.1)) to producers holding export licenses.
In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), natural gas exports were approved following the same terms and conditions as for liquid hydrocarbon exports as described in Note 36.a.1).

F - 97
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Regarding natural gas infrastructure, Decree No. 1,057/2024 established that in the case of exports that involve the construction of new natural gas pipelines or new connections to them and/or new facilities, the SE’s non-objection
to the export of natural gas will not imply authorization for their construction or new natural gas pipeline connections, which will be authorized through the relevant procedures.
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
In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), a special regime was established for long-term firm export authorizations for LNG export permits. The SE will have to verify the sufficiency of natural gas resources in Argentina to supply local demand and LNG export projects, and may oppose the request for export authorization, based, among others, on the lack of availability of natural gas.
In case the SE does not object to the request, it will issue a “free LNG export authorization” granting firm export rights for 30 years from the start-up
of the liquefaction plant or its expansions, and may not be subject to interruptions, restrictions or redefinitions in the future, and which may be transferred to third parties if certain conditions are met.
36.c.3) Regulatory requirements applicable to natural gas distribution
The Group participates in natural gas distribution through its subsidiary Metrogas.
The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions, the Distribution License and the Transfer Agreement lay down the legal framework for Metrogas’ activities.
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

F - 98
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), the providers of public natural gas distribution and transportation services are allowed to request the renewal of their licenses for an additional
20-year
period.
Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.
Also, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.
The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposal, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the natural gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.
Additionally, the Distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.
Tariff schemes and tariff renegotiations
With the enactment of the Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This law provided for the conversion into pesos of tariffs established in convertible U.S. dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas’ Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.
Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (“Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic
mechanisms for semi-annual adjustment of the distribution tariff between
5-year
tariff reviews (considering variations in prices and service costs). The Integral Tariff Minute, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.
Notwithstanding the variables contemplated for the RTI and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which significantly modified the economic and financial equation provided for in the RTI and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.
In consideration of the aforementioned, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

F - 99
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

On December 23, 2019, Law No. 27,541 (“Solidarity Law”) was published in the BO, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTI and authorized the PEN to administratively intervene the ENARGAS for the term of 1 year, which was formalized by Decree No. 278/2020. The
1-year
term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.
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
On December 18, 2023, Decree No. 55/2023 was published, ordering the commencement of the RTI (see Note 36.c.6)).
On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff schemes and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transaction tariff schemes as from May 2024. Notwithstanding, the tariff updates for the months of May, June and July 2024 were deferred and therefore not carried out by instruction from the Ministry of Economy to ENARGAS, which generated a challenge by Metrogas to these instructions.
On June 6, 2024, ENARGAS Resolution No. 260/2024 was published in the BO, approving the transition tariff schemes and rates and charges for services to be applied by Metrogas as from such date. See Note 36.d.1).
On November 4, 2024, ENARGAS Resolution No. 737/2024 was published in the BO, approving the transition tariff schemes to be applied by Metrogas as from such date. See Note 36.d.1).
On December 3, 2024, ENARGAS Resolution No. 828/2024 was published in the BO, approving the transition tariff schemes to be applied by Metrogas as from such date. See Note 36.d.1).
On January 30, 2025, ENARGAS Resolution No. 60/2025 was published in the BO, approving the transition tariff schemes to be applied by Metrogas as from February 1, 2025. See Note 36.d.1).
These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.
Procedure for the compensation of the lower revenues received by distributors from their users for benefits and / or bonuses and for higher costs of unaccounted natural gas
MINEM Resolution No.
508-E/2017
established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Also, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.
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

F - 100
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Note from ENARGAS related to YPF’s equity interest in Metrogas
On December 28, 2016, Metrogas received a Note from ENARGAS, requesting to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with Article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013, and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.
On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current natural gas market situation, in order to comply with Article 34 of the Gas Law.
On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its equity interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.
On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal is pending resolution.
36.c.4) Regulatory framework associated with the LPG industry
Law No. 26,020, enacted in 2005 (“LPG Law”) lays down the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declaring them of public interest. It also establishes the free import of LPG, regardless of the restrictions or other measures established by the PEN where the product is subject to subsidies in the country of origin, and the free export of LPG once the supply of the domestic demand is ensured.
Under the LPG Law, which provides for the creation of a trust fund to finance bottled LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched several programs stimulating the supply of the domestic market (see Note 36.d.2)).
36.c.5) Regulatory framework associated with electric power generation
The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.
The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and No. 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the Regulatory Framework is supplemented with specific regulations issued to promote their development (see Note 36.c.5) “Renewable energies” section).
Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into 4 categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see Note 36.c.5) “WEM” section), where generators of electric power are one of its players.
Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation by natural gas, petroleum liquids such as diesel and fuel oil, or coal), and from a renewable non-hydraulic
source, do not require any concession from the state to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.
In turn, the provinces can regulate the electrical systems within their relevant territories, being their enforcement authority. However, if a participant of the provincial electrical sector connects to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

F - 101
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Argentina’s Electricity Regulator (“ENRE”, by its acronym in Spanish) is the agency regulating, auditing and controlling the electric power industry. The Bases Law created the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the ENRE’s functions.
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
On January 28, 2025, SE Resolution No. 21/2025 was published in the BO, which, among other issues, provided that generators are authorized to make their fuel purchases, and their own fuels valued at the reference price and accepted in the Variable Cost of Production (“CVP” by its acronym in Spanish) statements will be recognized. Also, spot generators will be able to manage their own fuel and CAMMESA will continue to act as fuel supplier of last resort in the event that the spot generator opted not to do so. As of the date of issuance of these consolidated financial statements, the SE has not issued the regulatory, complementary and clarifying rules required for the implementation of this resolution.
WEM
The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers, a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load center (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.
Price of electricity dispatch and spot market
In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price considering the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.
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
and resolutions by the SE implementing new remuneration mechanisms for the power energy generation sector.
On February 26, 2020, SE Resolution No. 31/2020 set the conversion to pesos of the remuneration of generation units not committed under contracts (set in U.S. dollars since former SEE Resolution No. 19/2017). Subsequently, the SE, through new resolutions has been determining increases in the aforementioned remuneration regime.
As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

F - 102
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Renewable energies
In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the Use of Renewable Energy Sources, subsequently amended in 2015 by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.
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

36.c.6) Decree No. 55/2023 “Emergency in the national energy sector”
On December 18, 2023, Decree No. 55/2023 was published in the BO declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it will be effective until December 31, 2024. Such decree established: (i) the commencement of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.
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
On November 20, 2024, Decree No. 1,023/2024 was published in the BO extending the emergency of the national energy sector until July 9, 2025. Also, it provided: (i) the extension of the intervention of ENRE and ENARGAS until the constitution, commencement and appointment of the members of the Board of Directors of “Ente Nacional Regulador del Gas y la Electricidad”; and (ii) that the entry into force of the tariff schemes resulting from the RTI initiated pursuant to Decree No. 55/2023 may not exceed form July 9, 2025.
36.d) Incentive programs for hydrocarbon production
36.d.1) Incentive programs for natural gas production
With the purpose of increasing production and the offer of natural gas in the domestic market, considering the Argentina’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:
Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”)
By MINEM Resolution No.
46-E/2017
Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina basin from March 1, 2018 until December 31, 2021.
Compensations under Resolution 46 Program would be paid as follows: 88% to producing companies and 12% to the province where the concession included in the program is located.

F - 103
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Within this context, the Company filed administrative objections to several payment resolutions in relation to the concessions for which it obtained adhesion. As of the date of issuance of these consolidated financial statements, the SE has not issued any resolution on this respect.
Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)
On November 16, 2020, Decree No. 892/2020 was published in the BO, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competitive system for the formation of natural gas prices.
The Plan GasAr 2020-2024, initially effective for a
4-year
term, will be implemented through the execution of individual contracts between natural gas producers, distributors and sub-distributors
(to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m
3
/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanism allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter
period. Also, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to end-users.
Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors
and the seasonal price tendered, as appropriate.
Additionally, participating producers shall undertake to reach a production curve per basin that ensures the maintenance and/or increase of current production levels, according to bids presented. If the production curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added is not complied with.
On November 24, 2020, SE Resolution No. 317/2020 was published in the BO, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods from 2021 to 2024.
On December 16, 2020, SE Resolution No. 391/2020 (supplemented by SE Resolution No. 447/2020) was published in the BO, which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm
3
(20.9 Mm
3
/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of 30 Mm
3
/d). From the total committed volume, 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.
On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published in the BO, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the such annex.
As of December 31, 2024, the Company has received compensations from the National Government for an accumulated total amount of 469.

F - 104
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)
On November 4, 2022, Decree No. 730/2022 was published in the BO, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and buyers, ensuring free price formation and price transparency under Plan GasAr 2023-2028, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.
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
On December 23, 2022, SE Resolution No. 860/2022 was published in the BO, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and sub-distribution
licensees, ENARSA and CAMMESA, from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m
3
/d; and (iii) the award of natural gas volumes to suppliers. Under this resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m
3
/d (“Base Gas January”) and a natural gas volume in the winter period of up to 3,250,000 m
3
/d (“Peak Gas 2024”) under the Plan GasAr 2023-2028.
On September 27, 2023, SE Resolution No. 799/2023 was published in the BO, awarding the Company monthly volumes of natural gas supply to the Northwest basin for the October 2023 - December 2028 period under the Plan GasAr 2023-2028.
On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.
On 5 June 2024, SE Resolution No. 93/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.
On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published in the BO, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 36.c.2).
On December 3, 2024, SE Resolution No. 386/2024 was published in the BO, approving the natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from December 2024.

F - 105
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

On January 31, 2025, SE Resolution No. 25/2025 was published in the BO, approving the natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from February 2025.
On March 5, 2025, SE Resolution No.111/2025 was published in the BO, approving the natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from March 2025.
36.d.2) Incentive programs for the domestic supply of LPG
With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to low-income
users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:
Bottle-to
Bottle Program
Concerning the bottled LPG segment, the LPG Law (see Note 36.c.4)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, y
15-kg
bottles for
low-income
users having no access to natural gas distribution through networks, thereby granting the SE the power to establish reference prices.
In 2015, in the context mentioned above, the
Bottle-to
Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose of this program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and
15-kg
bottles and in certain supply areas. As provided for under
Bottle-to
Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the reference prices applicable on each ocassion to bottled LPG for residential use. Under the
Bottle-to
Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.
On August 19, 2024, SE Resolution No. 216/2024 was published in the BO, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with an uncapped reference price system.
On January 24, 2025, SE Resolution No. 15/2025 was published in the BO, which established that producers’ sales prices to fractionators must not exceed the export parity price. Likewise, producers must ensure that LPG is continuously and sufficiently available for the domestic market.
Propane Network Agreement
In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the Ministry of Economy entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Later, under Law No. 26,019 of 2005, Law No. 26,546 of 2009 and Decree No. 496/2023, the agreement was authorized to be extended until December 31, 2023. A new Propane Network Agreement was signed and its term was extended to December 31, 2024.
The agreement guarantees the supply of a given volume of propane gas to distributors and sub-distributors
of propane gas through networks at a given price and the payment of an economic compensation to LPG producers for their lower revenues.
36.d.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013
Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified in 2014 by Law No. 27,007 and reduced to 250).

F - 106
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

The following are the main benefits established for entities reached by this regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the commencement of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of Article 6 of Law No. 17,319, entities included in the regime will be entitled to obtain, from fifth year following the approval and commencement of their respective projects with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable. See Note 36.h), “Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013” section.
36.e) Investment incentive programs
Large Investment Incentive Regime (“RIGI”)
The Bases Law (see Note 36.j)) created the RIGI, regulated by Decree No. 749/2024 published in the BO on August 23, 2024, General Resolution No. 1,074/2024 of the Ministry of Economy published in the BO on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published in the BO on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.
The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the enforcement authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the enforcement authority.
The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable
tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.
36.f) Tax regulations
36.f.1) Income tax
Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2024, 2023 and 2022 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

F - 107
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

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
Income tax
pre-payment
for taxpayers with extraordinary income
On August 16, 2022, AFIP General Resolution No. 5,248/2022 was published in the BO, which established a one-time
extraordinary
pre-payment
on account of income tax applicable to companies meeting one of the following conditions in fiscal year 2021 or 2022: (i) the amount of income tax determined is equal to or higher than 100 million pesos; and/or (ii) the taxable income, before any tax loss carryforwards, is equal to or higher than 300 million pesos. This pre-payment
is determined as follows: (i) for taxpayers whose
pre-payments
calculated under the general mechanism are higher than 0 pesos, 25% of the base pre-payment
already being applied; and (ii) for remaining taxpayers, 15% of taxable income without considering the tax loss carryforwards.
On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published in the BO, establishing a one-time
extraordinary
pre-payment
on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million pesos; and (ii) have not determined any income tax. This extraordinary pre-payment
is estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment
is to be recorded, without considering tax loss carryforwards.
Budget Law 2023 - Deferral of tax adjustment for inflation
On December 1, 2022, Law No. 27,701 was published in the BO, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million pesos.
36.f.2) Personal assets tax - Substitute taxpayer
Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders and is based on the equity value (following the equity method), or the carrying amount of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.
36.f.3) Fuels tax
From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based on regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.
Later, under the Tax Reform, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

F - 108
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)
On June 16, 2022, Decree No. 329/2022 was published in the BO, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax. The RIAIC was applicable to diesel imports and crude oil transfers from June 16 to August 16, 2022, that meet certain requirements established in said decree and its corresponding regulation.
On February 22, 2023, Decree No. 86/2023 was published in the BO through which the RIAIC is reestablished, recognizing an amount equivalent to what refining companies and/or integrated refiners must pay as fuel tax for diesel and gasoline imports made between January 1 and February 28, 2023, which could be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said decree and its corresponding regulation.
On July 10, 2023, SE Resolution No. 570/2023 was published in the BO, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023, to April 30, 2023, that meet certain requirements established in said decree and its corresponding regulation.
On September 7, 2023, Decree No. 461/2023 was published in the BO, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023, to October 31, 2023, that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published in the BO, which extended the effective term of the provisions of Decree No. 461/2023 for all import operations of diesel and/or gasoline carried out until November 30, 2023.
36.f.4) Regime for the regularization of taxes
On August 26, 2020, Law No. 27,562 “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework” was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized
enterprises (“MSMEs”) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previously comply with the requirement to repatriate at least 30% of those assets within 60 days from the date they adhered to the regime (including shareholders holding at least 30% of the capital stock).
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
Pandemic” was published in the BO, which (i) extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562 extending its deadlines and further covering obligations past due as of August 31, 2021; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity interest in excess of 40% of the principal outstanding amount were written off and payment in plans of up to 72 installments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled
such tax debt established under Law No. 27,541.
In addition, AFIP General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, which was extended to April 29, 2022, by AFIP General Resolution No. 5,181/2022 published in the BO on April 1, 2022.

F - 109
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

36.f.5) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)
On July 24, 2023, Decree No. 377/2023 was published in the BO, through which the scope of the PAIS Tax established by Law No. 27,541 of 2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.
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
On September 2, 2024, Decree No. 777/2024 was published in the BO, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents,
freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.
On December 24, 2024, the PAIS Tax ceased to be in effect.
36.f.6) Tax benefits for price agreements
On August 26, 2023, Decree No. 433/2023 was published in the BO, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy or adjusting those agreements already in effect. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.
36.g) Customs regulations
36.g.1) Export duties
Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and related to Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such decrees and their supplementary regulations (see Note 36.h)).
Hydrocarbons
Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.
On May 19, 2020, Decree No. 488/2020 was published in the BO, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent crude oil price is equal to or below 45 US$/bbl) to 8% (where the Brent crude oil price is equal to or above 60 US$/bbl), which was effective until December 2021.
On December 31, 2020, Decree No. 1,060/2020 was published in the BO, establishing a 4.5% export duty rate on goods included in Chapter 29 of the Mercosur Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

F - 110
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Agricultural products
On March 4, 2020, Decree No. 230/2020 was published in the BO, which established a 33% tax (maximum tax rate allowed under Law No. 27,541) on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.
On October 5, 2020, Decree No. 790/2020 was published in the BO, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively, from January 2021. From March 2022, all export duties for the products mentioned above were set in 33%. As of January 2023, the export duties established by Decree No. 790/2020 were restored.
On January 27, 2025, Decree N° 38/2025 was published in the BO, which established a temporary reduction in export duties for products such as soybean, soybean byproducts, grains, among others. The new rates were fixed at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum, which will be in effect until June 30, 2025.
36.g.2) Customs collections
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
On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published in the BO, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the SE to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.
On December 29, 2023, by AFIP General Resolution No. 5,476/2023, the provisions of AFIP General Resolution No. 5,339/2023 were extended until June 30, 2024, eliminating the temporary restrictions for computing VAT collections.
Subsequently, through AFIP General Resolution No. 5,520/2024 of July 1, 2024 and ARCA General Resolution No. 5,624/2024 of December 30, 2024, the provisions established by AFIP General Resolution No. 5,339/2023 and its amendments were extended until June 30, 2025.
On February 28, 2025, by ARCA General Resolution No. 5,655/2025, all the provisions described above were repealed. Such resolution is applicable to final imports completed as from March 1, 2025.

F - 111
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

36.h) Regulations related to the Foreign Exchange Market
The requirements for access to the Foreign Exchange Market established by BCRA for payments of imports of goods and services, principal and interest payment under cross-border financial indebtedness and payment of profits and dividends, among others, are described below:

-	Prior BCRA approval to make payments of principal, interest accrued until December 31, 2024, default interest or similar under intercompany cross-border financial indebtedness.
-
The obligation to settle through the Foreign Exchange Market within a given term all funds received abroad resulting from repayment of loans granted to third parties, the release of term deposits or the sale of assets, to the extent the asset was acquired, the deposit made or the loan granted after May 28, 2020.

-	The mandatory refinancing of principal under cross-border financial indebtedness and foreign currency debt security issuances that was scheduled to be paid from October 15, 2020 to December 31, 2023.
In relation to refinancing, repurchase or redemption of debt, resident issuers are now allowed to access the Foreign Exchange Market to pay the premiums, interest and expenses related to such refinancings, repurchases or redemptions in foreign currency abroad, when the requirements established in the ordered text of the regulations on foreign exchange of the BCRA (“Foreign Exchange Regulations”) are met.
Likewise, the BCRA established general requirements to access the Foreign Exchange Market without need for prior BCRA approval, which include submitting a sworn statement declaring:

-
That all its foreign currency holdings in Argentina are deposited in local bank accounts, and that it does not hold foreign available liquid assets or certificates of Argentine deposits representing foreign shares (“CEDEAR”) for an aggregate amount in excess of US$ 100,000.

-
That during the 90 calendar days immediately preceding the date of access to the Foreign Exchange Market, it has not performed any sale for foreign currency, exchange for foreign assets or transfer abroad of securities issued by resident issuers, purchase with pesos of securities issued by non-resident
issuers, CEDEAR or foreign private debt securities issuances, or delivery of local currency funds or other local assets in exchange for foreign assets, cryptoassets or securities deposited abroad, and undertakes not to perform such type of transactions in the 90 calendar days following such access.

-
That in the 90 calendar days immediately preceding the date of access to the Foreign Exchange Market it has not delivered, in Argentina, local currency funds or other local liquid assets to its directly controlling shareholders or entities that are part of its economic group, unless certain conditions established in the Foreign Exchange Regulations are complied with.

During 2024, the BCRA issued communications establishing exceptions to the aforementioned requirements, pursuant to which it allows:

-	The transfer of securities to securities depositaries abroad for purposes of participating in tender offers of debt securities.
-	Access to the Foreign Exchange Market to acquire from a foreign investor equity interests in resident companies, when the requirements established in the Foreign Exchange Regulations are met.
-
Access to the Foreign Exchange Market to pay interest under commercial debts resulting from intercompany imports of goods and services to the extent the payment date is scheduled to take place as of July 5,2024.

-
Immediate access to the Foreign Exchange Market to pay transport services related to exports of goods, provided such transport services are part of the agreed upon sale conditions and take place after customs registration of the export.

F - 112
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

-
Access to the Foreign Exchange Market without prior BCRA approval to: (i) pay interest accrued as of January 1, 2025; (ii) apply export proceeds to make principal and interest payments under cross-border financial indebtedness that were settled through the Foreign Exchange Market as of April 19, 2024, provided the following conditions are met: (a) the average life of the indebtedness is not less than 3 years; and (b) the first principal payment thereunder is not made before one year has elapsed as from the transfer and settlement of the loan proceeds through the Foreign Exchange Market; and (iii) prepayment of principal and interest under cross-border financial indebtedness more than 3 business days prior to the scheduled maturity, provided the following conditions are met: (a) the access occurs simultaneously with the settlement of a new financial loan granted by a local financial entity based on cross-border credit line disbursed and settled through the Foreign Exchange Market as of April 19, 2024; (b) the average life of the new debt is greater than the average remaining life of the debt being prepaid; and (c) the aggregate principal amount due under the new indebtedness does not exceed the aggregate principal amount due under the debt being prepaid.

Likewise, the BCRA enabled access to the Foreign Exchange Market to make principal or interest payments, in Argentina or abroad, under foreign currency-denominated debt securities issued by resident issuers, to the extent the securities were fully subscribed abroad, all issuance proceeds were settled through the Foreign Exchange Market.
As regards payment of imports of goods with customs entry registration prior to December 13, 2023 and of services provided and/or rendered prior to such date (“debt stock”), resident importers are unable to access the Foreign Exchange Market but were allowed to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, by its acronym in Spanish) for an amount equal to amounts owed under such imports.
Those who had subscribed BOPREAL up to January 31, 2024, for an amount equal to or greater than 25% of their debt stock, may access the Foreign Exchange Market as from February 1, 2024, for the amounts and in compliance with the conditions established in the Foreign Exchange Regulations.
As regards the payment of imports of goods with customs entry registration as of December 13, 2023 and of services provided and/or rendered as of such date, resident importers may access the Foreign Exchange Market without need for prior BCRA approval if, in addition to the requirements applicable in each case, the payment complies with the schedule established in the Foreign Exchange Regulations.
Foreign Currency Access Regime for Incremental Oil Production (“RADPIP”, by its acronym in Spanish) and Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, by its acronym in Spanish)
On May 26, 2022, the Argentine Government issued Decree No. 277/2022, creating the RADPIP and RADPIGN regimes, which provide certain benefits to companies that comply with, among others, the following requirements: (i) be registered with the Register of Oil Companies and be holders of hydrocarbon exploitation concessions; (ii) adhere to these regimes under the terms established by the SE; (iii) obtain an incremental production under the terms defined in the decree; and (iv) comply with the Regime for Promotion of Employment, Work and Development of Regional and National Providers of the Hydrocarbon Industry.
Beneficiaries of the RADPIP and RADPIGN regimes will have, for the percentage of incremental production according to item (iii) above, access to the Foreign Exchange Market without prior approval of the BCRA for the payment of principal of commercial and financial debts, profits and dividends, among others.
Also, the BCRA established the possibility for companies of the energy sector and beneficiaries of Decree No. 277/2022 to subscribe dollar bills payable in pesos at zero rate (“LEDIV”) simultaneously with the liquidation of funds for the financing of imports and pre-financing
or advance payments of exports.

F - 113
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Export Increase Program
In relation to settlements through the Foreign Exchange Market of funds received from abroad, the BCRA established the following regulations:

-
Communications “A” 7,853 and 7,914
: Allowed that the proceeds from exports of certain products related to the hydrocarbon industry, pre-financing
and/or post-financing of exports or settlement advances made until October 25, 2023 under the Export Increase Program established by Decree No. 492/2023 and SE Resolutions No. 808/2023 and No. 827/2023, to be used on a 25% for trading securities quoted in foreign currency and payable in pesos and the remaining 75% be settled in the Foreign Exchange Market.

-
Communication “A” 7,867
: Allowed that the proceeds from exports of goods and services, pre-financing
and/or post-financing of exports or settlement advances made until November 17, 2023 under the Export Increase Program established by Decree No. 549/2023, to be used on a 30% for trading securities quoted in foreign currency and payable in pesos and the remaining 70% be settled in the Foreign Exchange Market.

On November 21, 2023, Decree No. 597/2023 was published in the BO, which extended the Export Increase Program set forth under Decree No. 549/2023 until December 10, 2023, and permitted that up to 50% of the proceeds from exports of goods and services, pre-export
financings, post-export financings and advance payments be applied to the purchase of securities in foreign currency abroad and their subsequent sale for pesos in Argentina, to the extent the remaining 50% was settled through the Foreign Exchange Market.
On December 13, 2023, Decree No. 28/2023 was published in the BO, which reestablished the Export Increase Program set forth under Decrees No. 549/2023 and No. 597/2023, and permitted that up to 20% of the proceeds from the exports of goods and services, pre-export
financings, post- export financings and advance payments be applied to the purchase of securities in foreign currency abroad and their subsequent sale for pesos in Argentina, to the extent the remaining 80% was settled through the Foreign Exchange Market.
RIGI
On August 29, 2024, the BCRA issued Communication “A” 8,099 that regulates the exception to the settlement obligation applicable to proceeds from exports of goods and services for the Single Project Vehicle (“VPU”, by its acronym in Spanish) under the RIGI and, among other provisions, establishes additional requirements for such VPUs to access to the Foreign Exchange Market for outflows of funds. Likewise, it provides that direct investment contributions into the VPU made in kind by means of the delivery of capital goods qualify as having been transferred into Argentina and settled through the Foreign Exchange Market for purposes of the RIGI, to the extent said conditions are met. Communication “A” 8,099 also clarifies that the RIGI foreign exchange benefits cannot be accumulated with other foreign exchange incentives, whether existing or to be created in the future.
Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013
On December 13, 2024, the BCRA issued Communication “A” 8,155 that allows exporters that have a project included in the Investment Promotion Regime for the Exploitation of Hydrocarbons established by Decree No. 929/2013 to obtain compliance before the financial entity for the part of the export permit that is covered by “Certificate Decree 929/2013” issued under the provisions of Resolution No. 26/2023 of the SE. See Note 36.d.3).

F - 114
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

36.i) Decree of Necessity and Urgency (“DNU”, by its acronym in Spanish) No. 70/2023
On December 21, 2023, Decree No. 70/2023 was published in the BO, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (i) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuels signed between oil and gas companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.
Although the DNU No. 70/2023 needs to be debated and ratified by at least one of the chambers of the National Congress, its provisions are effective since December 29, 2023, except for some provisions that have been subject to precautionary measures that suspended their validity. On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023. As of the date of issuance of these consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress, and it is not possible to anticipate the evolution of the modifications set out in such DNU nor the new measures that might be announced nor its impacts.
36.j) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No. 1,057/2024 (“Decree No. 1,057/2024”)
On July 8, 2024, the Bases Law was published in the BO, which introduces several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the National State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 36.a.1), 36.b.1) and 36.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 36.e)); and (vii) a labor and union reform.
On November 28, 2024, Decree No. 1,057/2024 was published in the BO, which regulated various aspects of the Bases Law. See Notes 36.a.1), 36.b.1) and 36.c.1).
36.k) CNV Regulatory Framework
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
In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2024, the equity of the Company exceeds the minimum equity required by such rules.

F - 115
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The information in the tables below details the balances with associates and joint ventures as of December 31, 2024, 2023 and 2022:

	2024
	Other receivables			Trade receivables		Investments in financial assets			Accounts payable		Contract assets
	Non- current	Current		Current		Non-current	Current		Current		Current
Joint Ventures:
YPF EE	-	5		4		-	3		43		-
Profertil	-	-	(2)	14		-	-		17		-
MEGA	-	-		50		-	-		1		16
Refinor	-	-		11		-	-		1		-
Y-GEN Eléctrica S.A.U. (1)	-	-		-		-	-		-		-
OLCLP	-	-	(2)	-	(2)	-	-		3		-
Sustentator	-	-		-	(2)	-	-		-		-
CT Barragán	-	-		-		-	-		-		-
OTA	-	-		-	(2)	-	-		2		-
OTC	-	-		-		-	-		-		-

	-	5		79		-	3		67		16

Associates:
CDS	-	-	(2)	1		-	-		-		-
YPF Gas	-	1		20		-	-		1		-
Oldelval	140	4		-	(2)	-	4		13		-
Termap	-	-		-		-	-		3		-
GPA	-	-		-		-	-		4		-
Oiltanking	19	8		-	(2)	-	-	(2)	4		-
Gas Austral	-	-		-	(2)	-	-		-	(2)	-
VMOS	-	17		-		-	-		-		-

	159	30		21		-	4		25		-

	159	35		100		-	7		92		16

	2023
	Other receivables			Trade receivables		Investments in financial assets			Accounts payable		Contract assets
	Non- current	Current		Current		Non-current		Current	Current		Current
Joint Ventures:
YPF EE	-	5		5		4		-	39		-
Profertil	-	-	(2)	15		-		-	15		-
MEGA	-	-		15		-		-	-	(2)	3
Refinor	-	-		12		-		4	1		-
Y-GEN Eléctrica S.A.U. (1)	-	-		-		-		-	-		-
OLCLP	-	-	(2)	-		-		-	2		-
Sustentator	-	-		-		-		-	-		-
CT Barragán	-	-		-		-		-	-		-
OTA	-	-	(2)	-	(2)	-		-	1		-
OTC	-	-		-		-		-	1		-

	-	5		47		4		4	59		3

Associates:
CDS	-	-	(2)	-	(2)	-		-	-		-
YPF Gas	-	1		6		-		-	1		-
Oldelval	43	-		-	(2)	4		-	10		-
Termap	-	-		-		-		-	2		-
GPA	-	-		-		-		-	1		-
Oiltanking	-	-		-	(2)	-	(2)	-	4		-
Gas Austral	-	-		-	(2)	-		-	-	(2)	-
VMOS	-	-		-		-		-	-		-

	43	1		6		4		-	18		-

	43	6		53		8		4	77		3

F - 116
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2022
	Other receivables			Trade receivables		Investments in financial assets		Accounts payable		Contract assets
	Non- current	Current		Current		Non-current	Current	Current		Current
Joint Ventures:
YPF EE	-	4		6		-	-	40		-
Profertil	-	-		8		-	-	12		-
MEGA	-	-		43		-	-	1		-
Refinor	-	-		13		-	-	3		-
Y-GEN Eléctrica S.A.U. (1)	-	-		-	(2)	-	-	-		-
OLCLP	-	-	(2)	-		-	-	2		-
Sustentator	-	-		-		-	-	-	(2)	-
CT Barragán	-	-		-		-	-	-		-
OTA	-	-		-		-	-	-	(2)	-
OTC	-	-		-		-	-	-		-

	-	4		70		-	-	58		-

Associates:
CDS	-	-		-	(2)	-	-	-		-
YPF Gas	-	2		9		-	-	3		-
Oldelval	-	18		-	(2)	-	-	10		-
Termap	-	-		-		-	-	3		-
GPA	-	-		-		-	-	2		-
Oiltanking	-	-		-	(2)	-	-	4		-
Gas Austral	-	-		-	(2)	-	-	-	(2)	-
VMOS	-	-		-		-	-	-		-

	-	20		9		-	-	22		-

	-	24		79		-	-	80		-

(1)	Company merged with YPF EE as of January 1, 2023.
(2)	The registered amount is less than 1.

F - 117
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information in the table below details the transactions with associates and joint ventures as of December 31, 2024, 2023 and 2022:

	2024						2023						2022
	Revenues		Costs and expenses		Net interest income (loss)		Revenues		Costs and expenses		Net interest income (loss)		Revenues		Costs and expenses		Net interest income (loss)
Joint Ventures:
YPF EE	25		110		-	(2)	24		115		1		33		126		-
Profertil	100		121		-	(2)	73		135		-	(2)	76		208		-
MEGA	362		10		-	(2)	256		3		1		242		-	(2)	-	(2)
Refinor	68		11		2		94		22		-	(2)	142		35		-	(2)
Y-GEN Eléctrica S.A.U. (1)	-		-		-		-		-		-		-	(2)	-		-
OLCLP	1		14		-		1		13		-		1		11		-
Sustentator	-	(2)	-	(2)	-		1		-	(2)	-		-		-	(2)	-
CT Barragán	-	(2)	-		-		-	(2)	-		-		-	(2)	-		-
OTA	-	(2)	20		-		-	(2)	8		-		-	(2)	3		-
OTC	-		-	(2)	-		-		3		-		-		-		-

	556		286		2		449		299		2		494		383		-

Associates:
CDS	1		-		-	(2)	-	(2)	-		-		-	(2)	-		-	(2)
YPF Gas	67		3		-	(2)	52		6		1		77		9		-	(2)
Oldelval	1		62		-	(2)	-	(2)	60		-	(2)	1		50		-	(2)
Termap	-		23		-		-		22		-		-		21		-
GPA	-		21		-		-		16		-		-		17		-
Oiltanking	-	(2)	30		-		-	(2)	26		-		-	(2)	28		-
Gas Austral	3		-	(2)	-		3		-	(2)	-	(2)	5		-	(2)	-
VMOS	-		-		-		-		-		-		-		-		-

	72		139		-		55		130		1		83		125		-

	628		425		2		504		429		3		577		508		-

(1)	Company merged with YPF EE as of January 1, 2023.
(2)	The registered amount is less than 1.

F - 118
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)					Transactions
		Receivables / (Liabilities)					Income / (Costs)
Clients / Suppliers	Ref.	2024		2023		2022	2024		2023		2022
SE	(1) (16)	20		23		72	150		195		192
SE	(2) (16)	6		2		9	6		6		15
SE	(3) (16)	-	(18)	-	(18)	1	-		-		-
SE	(4) (16)	5		4		7	10		7		8
SE	(5) (16)	7		8		38	-		-		-
Secretariat of Transport	(6) (16)	-	(18)	2		8	3		25		51
ARCA	(7) (16)	-		20		38	-		83		52
Secretariat of Industry	(8) (16)	-		-		-	-		-	(18)	2
CAMMESA	(9)	80		59		109	443		374		403
CAMMESA	(10)	(2)		(3)		(4)	(46)		(49)		(26)
ENARSA	(11)	67		25		71	223		141		130
ENARSA	(12)	(68)		(62)		(97)	(63)		(52)		(30)
Aerolíneas Argentinas S.A.	(13)	27		43		89	319		383		416
Aerolíneas Argentinas S.A.	(14)	-	(18)	-		-	-	(18)	(1)		(2)
Agua y Saneamientos Argentinos S.A.	(15)	-		2		10	-		-		-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 36.d.1).
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 36.d.2).
(3)
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

(4)	Compensation for the lower income that Natural Gas Distribution Service by Networks licensed companies receive from their users for the benefit of Metrogas. See Note 36.c.3).
(5)	Compensation by Decree No. 1,053/2018. See Note 36.c.1).
(6)
Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(7)	Benefits of the RIAIC. See Note 36.f.3).
(8)
Incentive for domestic manufacturing of capital goods, for the benefit of AESA, through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution service.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(15)	Sale of assets classified as “Assets held for sale”.
(16)	Income from incentives recognized according to IAS 20. See Note 2.b.12) “Income from Government incentive programs” section.
(17)	Do not include, if applicable, the provision for doubtful trade receivables.
(18)	The registered amount is less than 1.
Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.
Also, as of December 31, 2024, the Group holds Bonds of the Argentine Republic 2029, 2030 and 2038, BCRA bonds (BOPREAL), bills and bonds issued by the National Government identified as investments in financial assets (see Note 15).
Likewise, the Company indirectly holds 100% of the capital stock of Compañía de Desarrollo no Convencional S.R.L. (“CDNC”) and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities, and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

F - 119
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

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
During fiscal years 2024, 2023 and 2022, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 508, 453 and 442, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2024, 2023 and 2022 amounts to 63, 38 and 46, respectively.
On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the WEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the WEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Government to the “Fondo Unificado con Destino al Fondo de Estabilización”.
As of December 31, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 40 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) “Impairment of financial assets” section), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 26 and 8, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.
The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2024, 2023 and 2022:

	2024	2023		2022
Short-term benefits (1)	28	10		13
Share-based benefits	30	1		1
Post-retirement benefits	1	-	(2)	1
Termination benefits	-	3		6

	59	14		21

(1)	Does not include social security contributions of 6, 2 and 3 for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)	The registered amount is less than 1.
In relation to the compensation accrued corresponding to the key personnel of YPF’s administration and considering the unification of the positions of President and CEO, approved by the Shareholder Meeting of January 26, 2024, the Company reorganized the structure and positions dependent on the President and CEO, restructuring the Executive Committee’s Vice Presidencies (“VPs”) into 14, including the re-categorization
of 3 Executive Managers Departments as VPs and removing 11 advisors.

F - 120
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

In addition, the Company performed an external benchmark analysis of the Board of Directors’ fees and compensation of first-line executives. The conclusions were presented to the Compensation and Nomination Committee and, as a result, the components of the total compensation package were aligned with YPF’s strategic plan and market standards for local and international listed companies of similar magnitude.
As detailed in Note 38, a “Value Generation Plan” applicable to eligible members of YPF’s Management and a variable compensation based on results (“CVR”) which applies to 100% of the Company’s employees, with the exception of the President and CEO and commercial agents, were implemented.
38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS
Retirement plan
Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to a mutual fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or implied obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.
The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.
The amount charged to expense related to the Retirement plan was 4, 3 and 4 for the years ended December 31, 2024, 2023 and 2022, respectively.
Short-term benefit programs
The Group has short-term benefit cash payment programs applicable to certain employees. These programs are mainly based on the fulfillment of VPs and unit objectives and may be increased based on individual performance. They are calculated considering the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable compensation program based on the Group’s results (“CVR”, by its acronym in Spanish) was implemented, to be paid whenever these results are positive.
The amount charged to expense related to the short-term benefit programs was 154, 111 and 122 for the years ended December 31, 2024, 2023 and 2022, respectively.
Share-based benefit plans
From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the period defined in the plan (period of up to 3 years from the grant date, “service period”), being this the only necessary condition to access the agreed final retribution.

F - 121
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Consistent with and with similar characteristics to share-based benefit plans approved in previous years, the Company’s Board of Directors:

-	At its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019.

-	At its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

-	At its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

-	At its meeting held on September 15, 2022, approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

-	At its meeting held on August 16, 2023, approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.

-	At its meeting held on August 7, 2024, approved the creation of a new shared-based benefit plan for 2024-2027 effective for 3 years from August 1, 2024.
Moreover, the 2019-2022 Plan was supplemented with an additional U.S. dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.
Also, it was defined that the 2021-2024 Plan would be paid in cash. Such change in the conditions of the plan does not have any significant effects.
In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.
As of December 31, 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 28.6 per PSARs.
PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.
The amount charged to expense in relation with Value Generation Plan was 33, for the fiscal year ended December 31, 2024.
Note 2.b.11) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

F - 122
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2024, 2023 and 2022, is as follows:
Plan 2019 - 2022

	2024	2023	2022
Amount at the beginning of the fiscal year	-	-	258,904
- Granted	-	-	-
- Settled	-	-	(192,225)
- Expired	-	-	(66,679)

Amount at the end of the fiscal year (1)	-	-	-

Expense recognized during the fiscal year	-	-	-	(2)
Fair value of shares on grant date (in U.S. dollars)	-	-	9.97

(1)	The life of the plan in 2022 was 7 months.
(2)	Registered value less than 1.
Plan 2020 - 2023

	2024	2023		2022
Amount at the beginning of the fiscal year	-	350,796		681,529
- Granted	-	-		-
- Settled	-	(271,817)		(308,298)
- Expired	-	(78,979)		(22,435)

Amount at the end of the fiscal year (1)	-	-		350,796

Expense recognized during the fiscal year	-	-	(2)	1
Fair value of shares on grant date (in U.S. dollars)	-	4.75		4.75

(1)	The life of the plan in 2023 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2022.
(2)	Registered value less than 1.
Plan 2021 - 2024

	2024	2023	2022
Amount at the beginning of the fiscal year	478,097	818,823	1,252,400
- Granted	-	50,037	-
- Settled	(394,359)	(367,371)	(418,598)
- Expired	(83,738)	(23,392)	(14,979)

Amount at the end of the fiscal year (1)	-	478,097	818,823

Expense recognized during the fiscal year	5	17	6
Fair value of shares at each year-end (in U.S. dollars) (2)	27.70	20.42	17.69

(1)	The life of the plan in 2024 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2023, and between 7 and 19 months as of December 31, 2022.
(2)	The plan was defined to be paid in cash.
Plan 2022 - 2025

	2024	2023	2022
Amount at the beginning of the fiscal year	641,161	962,150	-
- Granted	890	69,176	962,150
- Settled	(301,392)	(320,649)	-
- Expired	(43,323)	(69,516)	-

Amount at the end of the fiscal year (1)	297,336	641,161	962,150

Expense recognized during the fiscal year	2	2	1
Fair value of shares on grant date (in U.S. dollars)	6.67	6.67	6.67

(1)
The average remaining life of the plan is 8 months as of December 31, 2024, whereas the remaining life of the plan was between 8 and 20 months as of December 31, 2023, and between 8 and 32 months as of December 31, 2022.

F - 123
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2023 - 2026

	2024		2023	2022
Amount at the beginning of the fiscal year	720,368		-	-
- Granted	48,785	(2)	778,756	-
- Settled	(260,960)		(7,473)	-
- Expired	(72,018)		(50,915)	-

Amount at the end of the fiscal year (1)	436,175		720,368	-

Expense recognized during the fiscal year	3		1	-
Fair value of shares on grant date (in U.S. dollars)	14.63		14.63	-

(1)	The average remaining life of the plan is between 8 and 20 months as of December 31, 2024, whereas the average remaining life of the plan was between 8 and 32 months as of December 31, 2023.
(2)	Includes an allocation of 47,650 shares with settlement upon plan expiration.
Plan 2024 - 2027

	2024	2023	2022
Amount at the beginning of the fiscal year	-	-	-
- Granted	1,002,892	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year (1)	1,002,892	-	-

Expense recognized during the fiscal year	2	-	-
Fair value of shares on grant date (in U.S. dollars)	18.14	-	-

(1)	The average remaining life of the plan is between 8 and 32 months as of December 31, 2024.

F - 124
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

39. SUBSEQUENT EVENTS
On January 2, 2025, the Company announced an offer to purchase the Class XXXIX NO due July 2025 issued under the 2008 MTN Program for a total principal amount of 757 at a price equal to the principal plus a premium and unpaid accrued interest. Having received and accepted purchase orders for 315, on January 17, 2025, 42% of the amount of such NO was fully paid.
On January 17, 2025, the Company issued in the international market the Class XXXIV NO due January 2034 for a nominal amount of 1,100 at a rate of 8.25%. The principal amount will be amortized in 3 consecutive annual installments of 30% in January 2032 and 2033 and 40% in January 2034.
On January 18, 2025, the Company announced the repurchase of the remaining Class XXXIX NO at a price equal to the principal amount plus a premium and unpaid accrued interest. The repurchase became effective on February 18, 2025 and thus, the Company cancelled all of the Class XXXIX NO.
On February 27, 2025, the Company issued in the local market the Class XXXV and Class XXXVI NO for 140 maturing on February 27, 2027, and 59 maturing on August 27, 2025, respectively. The Class XXXV NO accrue interest quarterly at a fixed annual rate of 6.25% and the Class XXXVI NO accrue and pay interest at maturity at a fixed rate of 3.50%.
As of the date of issuance of these consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the fiscal year ended as of December 31, 2024, should have been considered in such financial statements under IFRS.
These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 6, 2025.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
The following information is presented in accordance with the Accounting Standards Codification (“ASC”) No. 932 “Extractive Activities - Oil and Gas”, as amended by Accounting Standards Update (“ASU”) 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by the Financial Accounting Standards Board (“FASB”) in January 2010.
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
Information on net proved reserves as of December 31, 2024, 2023 and 2022 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2024, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oils for each month within the
12-month
period ended December 31, 2024, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.
The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-month
period average ended December 31, 2024 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain blocks in certain basins, which will be in effect until their corresponding termination dates. See Note 36.d.1) to the Audited Consolidated Financial Statements.
Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years.
Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Group excludes from its reported reserves royalties owed to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as royalties under local regulations. The same methodology is followed in reporting our production amounts.
Natural gas reserves exclude the gaseous equivalent of liquids expected to be removed from the natural gas on concessions and leases, at field facilities and at natural gas processing plants. These liquids are included in net proved reserves of natural gas liquids (“NGLs”).
Technology used in establishing proved reserves additions
YPF’s estimated proved reserves as of December 31, 2024, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality
2-D
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
Assuming all other factors remain constant, if commodity reference prices for crude oil used in our year-end
reserve estimates were decreased by 10%, our total proved reserves as of December 31, 2024 would decrease by approximately 2.5%.
If natural gas prices used in our
year-end
reserve estimates decreased by 10%, our total proved reserves as of December 31, 2024 would decrease by approximately 0.6%.
Furthermore, assuming all other factors remain constant, if costs used in our year-end
reserve estimates increased by 10% for crude oil and natural gas, our total proved reserves as of December 31, 2024 would decrease by approximately 3.1%.
However, if we combine the three mentioned effects, our total proved reserves as of December 31, 2024 would decrease by approximately 6%.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in YPF’s estimated net proved reserves
The table below sets forth information regarding changes in YPF’s net proved reserves for the year ended as of December 31, 2024, 2023 and 2022, by hydrocarbon product:

	For the year ended December 31,
	(millions of barrels)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil and condensate
Consolidated entities
As of January 1,	546	-	546	606	-	606	643	-	643
Developed	263	-	263	262	-	262	322	-	322
Undeveloped	283	-	283	344	-	344	321	-	321
Revisions of previous estimates (1)	10	-	10	(63)	-	(63)	(72)	-	(72)
Extensions and discoveries	99	-	99	75	-	75	125	-	125
Improved recovery	(2)	-	(2)	17	-	17	(7)	-	(7)
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	(11)	-	(11)	-	-	-	-	-	-
Production for the year (2)	(94)	-	(94)	(89)	-	(89)	(83)	-	(83)

As of December 31, (3)	548	-	548	546	-	546	606	-	606
Developed	284	-	284	263	-	263	262	-	262
Undeveloped	264	-	264	283	-	283	344	-	344
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year	-	-	-	-	-	-	-	-	-

As of December 31,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil and condensate
Consolidated and Equity-accounted entities
As of January 1,
Developed	263	-	263	262	-	262	322	-	322
Undeveloped	283	-	283	344	-	344	321	-	321

Total	546	-	546	606	-	606	643	-	643
As of December 31,
Developed	284	-	284	263	-	263	262	-	262
Undeveloped	264	-	264	283	-	283	344	-	344

Total	548	-	548	546	-	546	606	-	606

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Crude oil production for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 13, 12 and 12 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved crude oil reserves of consolidated entities for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 71, 72 and 82 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
NGLs
Consolidated entities
As of January 1,	74	-	74	77	-	77	64	-	64
Developed	41	-	41	36	-	36	34	-	34
Undeveloped	33	-	33	41	-	41	30	-	30
Revisions of previous estimates (1)	(1)	-	(1)	5	-	5	1	-	1
Extensions and discoveries	12	-	12	8	-	8	27	-	27
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	(16)	-	(16)	(16)	-	(16)	(15)	-	(15)

As of December 31, (3)	69	-	69	74	-	74	77	-	77
Developed	44	-	44	41	-	41	36	-	36
Undeveloped	25	-	25	33	-	33	41	-	41
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year	-	-	-	-	-	-	-	-	-

As of December 31,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
NGLs
Consolidated and Equity-accounted entities
As of January 1,
Developed	41	-	41	36	-	36	34	-	34
Undeveloped	33	-	33	41	-	41	30	-	30

Total	74	-	74	77	-	77	64	-	64
As of December 31,
Developed	44	-	44	41	-	41	36	-	36
Undeveloped	25	-	25	33	-	33	41	-	41

Total	69	-	69	74	-	74	77	-	77

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
NGLs production for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 2, 2 and 2 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved NGLs reserves of consolidated entities for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 9, 10 and 11 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas
Consolidated entities
As of January 1,	2,536	-	2,536	2,826	-	2,826	2,447	-	2,447
Developed	1,656	-	1,656	1,637	-	1,637	1,676	-	1,676
Undeveloped	880	-	880	1,189	-	1,189	771	-	771
Revisions of previous estimates (1)	(144)	-	(144)	(80)	-	(80)	(91)	-	(91)
Extensions and discoveries	781	-	781	257	-	257	952	-	952
Improved recovery	*	-	*	-	-	-	1	-	1
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	(1)	-	(1)	-	-	-	-	-	-
Production for the year (2)	(484)	-	(484)	(467)	-	(467)	(483)	-	(483)

As of December 31, (3) (4)	2,688	-	2,688	2,536	-	2,536	2,826	-	2,826
Developed	1,627	-	1,627	1,656	-	1,656	1,637	-	1,637
Undeveloped	1,061	-	1,061	880	-	880	1,189	-	1,189
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year	-	-	-	-	-	-	-	-	-

As of December 31,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas
Consolidated and Equity-accounted entities
As of January 1,
Developed	1,656	-	1,656	1,637	-	1,637	1,676	-	1,676
Undeveloped	880	-	880	1,189	-	1,189	771	-	771

Total	2,536	-	2,536	2,826	-	2,826	2,447	-	2,447
As of December 31,
Developed	1,627	-	1,627	1,656	-	1,656	1,637	-	1,637
Undeveloped	1,061	-	1,061	880	-	880	1,189	-	1,189

Total	2,688	-	2,688	2,536	-	2,536	2,826	-	2,826
(*) Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Natural gas production for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 55, 54 and 57 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of

, 292 and 335 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 255, 282 and 299 bcf, respectively, which is consumed as fuel at the field.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil equivalent (1)
Consolidated entities
As of January 1,	1,072	-	1,072	1,187	-	1,187	1,143	-	1,143
Developed	599	-	599	590	-	590	655	-	655
Undeveloped	473	-	473	597	-	597	488	-	488
Revisions of previous estimates (2)	(17)	-	(17)	(72)	-	(72)	(87)	-	(87)
Extensions and discoveries	250	-	250	127	-	127	322	-	322
Improved recovery	(2)	-	(2)	17	-	17	(7)	-	(7)
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	(11)	-	(11)	-	-	-	-	-	-
Production for the year (3)	(196)	-	(196)	(187)	-	(187)	(184)	-	(184)

As of December 31, (4)	1,096	-	1,096	1,072	-	1,072	1,187	-	1,187
Developed	618	-	618	599	-	599	590	-	590
Undeveloped	478	-	478	473	-	473	597	-	597
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year	-	-	-	-	-	-	-	-	-

As of December 31,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2024			2023			2022
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil equivalent (1)
Consolidated and Equity-accounted entities
As of January 1,
Developed	599	-	599	590	-	590	655	-	655
Undeveloped	473	-	473	597	-	597	488	-	488

Total	1,072	-	1,072	1,187	-	1,187	1,143	-	1,143
As of December 31,
Developed	618	-	618	599	-	599	590	-	590
Undeveloped	478	-	478	473	-	473	597	-	597

Total	1,096	-	1,096	1,072	-	1,072	1,187	-	1,187

(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revisions of crude oil, NGLs and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)
Barrel of oil equivalent production of consolidated entities for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 25, 24 and 24 Mboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved oil equivalent reserves of consolidated entities for the years ended on December 31, 2024, 2023 and 2022 includes an estimated of 135, 134 and 153 Mboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

Subsequent to the closing of reserves for the fiscal year ended December 31, 2023, and as decided by YPF’s Board of Directors at its meeting held on February 29, 2024, the Company began a divestment process of certain mature fields with a volume of approximately 85 Mboe of proved reserves, mainly of crude oil. During 2024, the Company signed different assignment agreements of blocks of which, as of December 31, 2024, the closing of the transaction took place, giving effect to the assignment by YPF of 3 blocks to new operators, being the volume associated to the remaining blocks of approximately 37 Mboe. For further information see Note 11 “Mature Fields project” section to the Audited Consolidated Financial Statements.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
The paragraphs below explain in further detail the most significant changes in our proved reserves during the years 2024, 2023 and 2022.
Changes in YPF’s estimated net proved reserves during 2024
Extensions and discoveries
As a result of wells drilled and put into production in areas with unproved reserves or resources, approximately 220 Mboe of proved undeveloped reserves (717 bcf of natural gas, 11 Mbbl of NGLs and 81 Mbbl of crude oil) and approximately 30 Mboe of proved developed reserves (63 bcf of natural gas, 1 Mbbl of NGLs and 18 Mbbl of crude oil) were added.
Both proved undeveloped reserves additions and proved developed reserves contributions are mainly related to projects of unconventional oil and gas of the Vaca Muerta formation in the Neuquina basin.
Improved recovery
A downward revision of approximately 2 Mboe resulted as a net proved reserves change of improved recovery in secondary and tertiary recovery projects, mainly from areas located in the Golfo San Jorge basin.
Sales and acquisitions
Related to sales and acquisitions, during 2024 three properties were sold with approximately 11 Mboe of proved reserves mainly of oil.
Revisions of previous estimates
During 2024, the Company’s proved reserves were revised downwards by 17 Mboe (an increase of 10 Mbbl of crude oil, a decrease of 1 Mbbl of NGLs and a decrease of 144 bcf of natural gas). The main revisions of proved reserves have been due to the following:

-
A deduction of 73 Mboe of proved reserves (an increase of 4 Mbbl of crude oil, a decrease of 9 Mbbl on NGLs and a decrease of 385 bcf of natural gas) related mainly to changes in projects strategy and drilling schedules.

-	An upward revision of 33 Mboe of proved reserves (mainly in natural gas), as a result of economics related to changes in fields operating costs and oil and gas prices.
-	An addition of 21 Mboe of proved reserves (an increase of 7 Mbbl of crude oil, 4 Mbbl of NGLs and 58 bcf of natural gas) related to project´s performance, which was better than forecasted.
-	An upward revision of 2 Mboe (mainly in NGLs) related to changes in working interest and production forecasts adjustments.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in YPF’s estimated net proved reserves during 2023
Extensions and discoveries
As a result of wells drilled and put on production in areas with unproved reserves or resources, approximately 23 Mboe of proved developed reserves were added (66 bcf of natural gas and 11 Mbbl of crude oil), and 105 Mboe of proved undeveloped reserves (192 bcf of natural gas, 7 Mbbl of NGLs and 64 Mbbl of crude oil) were added.
Both proved undeveloped reserves additions and proved developed reserves contributions are mainly related to projects of unconventional oil and gas of Vaca Muerta formation in the Neuquina basin.
Improved recovery
An upwards revision of 17 Mboe resulted as a net proved reserves change of improved recovery in secondary and tertiary recovery projects, mainly from areas located in the Golfo San Jorge basin.
Sales and acquisitions
There were no changes related to sales and acquisitions during 2023.
Revisions of previous estimates
During 2023 the Company’s proved reserves were revised downwards by 72 Mboe (a decrease of 63 Mbbl of crude oil, an increase of 5 Mbbl of NGLs and a decrease of 80 bcf of natural gas). The main revisions of proved reserves have been due to the following:

-
A downward revision of 69 Mboe of proved reserves (a decrease of 43 Mbbl of liquids, and a decrease of 26 Mboe of gas), as a result of economics related to changes in fields operating costs and oil and gas prices.

-	An addition of 35 Mboe of proved reserves (16 Mbbl of liquids and 19 Mboe of gas) related to project´s performance, which was better than forecasted.
-	A deduction of 53 Mboe of proved reserves (a decrease of 36 Mbbl of liquids and a decrease of 19 Mboe of gas) related mainly to changes in projects strategy and drilling schedules.
-	An upward revision of 18 Mboe (8 Mbbl of liquids and 10 Mboe of gas) related mainly to changes in working interest, new projects addition and production forecasts adjustments.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in YPF’s estimated net proved reserves during 2022
Extensions and discoveries
As a result of wells drilled and put on production in areas with unproved reserves or resources, approximately 34 Mboe of proved developed reserves were added (5 Mbbl of crude oil, 3 Mbbl of NGLs and 144 bcf of natural gas), and 288 Mboe of proved undeveloped reserves (808 bcf of natural gas, 24 Mbbl of NGLs and 120 Mbbl of crude oil) were added.
Both proved undeveloped reserves additions and proved developed reserves contributions are mainly related to projects of unconventional oil and gas of Vaca Muerta formation in the Neuquina basin.
Improved recovery
A downwards revision of 7 Mboe resulted as a net proved reserves change of improved recovery in secondary and tertiary recovery projects, mainly from areas located in the Golfo San Jorge basin. Net revisions are related to negative changes in secondary projects due to reserves estimates and strategy revisions, and to positive changes resulting from additions of tertiary projects implementation in the Neuquina basin.
Sales and acquisitions
As a result of sales and acquisitions, there were no volumes for changes or additions during 2022.
Revisions of previous estimates
During 2022 the Company’s proved reserves were revised downwards by 87 Mboe (a decrease of 72 Mbbl of crude oil, an increase of 1 Mbbl of NGLs and a decrease of 91 bcf of natural gas). The main revisions of proved reserves have been due to the following:

-	A downwards revision of 46 Mboe resulted from drilling schedule modification and project strategy adjustments.
-	A decrease of 55 Mboe as a result of economic revisions impacted by higher operating costs and changes in oil price.
-
An upwards revision of 15 Mboe resulted from existing fields due to better liquid and gas production performance. In addition, an increase of approximately 4 Mboe resulted as a consequence of new reserves estimates, mainly in the Neuquina basin.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Capitalized costs
The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2024, 2023 and 2022:

	2024			2023			2022
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment (1)	28,164	-	28,164	53,052	-	53,052	49,698	-	49,698
Support equipment and facilities (2)	2,138	-	2,138	2,257	-	2,257	1,827	-	1,827
Drilling and work in progress	3,916	-	3,916	3,774	-	3,774	2,638	-	2,638
Unproved oil and gas properties	186	-	186	264	-	264	173	-	173

Total capitalized costs	34,404	-	34,404	59,347	-	59,347	54,336	-	54,336
Accumulated depreciation and valuation allowances (3)	(23,602)	-	(23,602)	(48,382)	-	(48,382)	(43,440)	-	(43,440)

Net capitalized costs	10,802	-	10,802	10,965	-	10,965	10,896	-	10,896

(1)	Includes 740, 696 and 524 corresponding to Upstream wells related equipment contracts comprised in right-of-use assets as of December 31, 2024, 2023 and 2022, respectively.
(2)	Includes 602, 521 and 351 corresponding to Upstream support equipment and facilities contracts comprised in right-of-use assets as of December 31, 2024, 2023 and 2022, respectively.
(3)	Includes (895), (762) and (566) corresponding to accumulated depreciation of all Upstream contracts of right-of-use assets as of December 31, 2024, 2023 and 2022, respectively.
During 2024, considering the YPF’s Board of Directors’ decision mentioned in Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements, 28,478, 24,834 and 1,893 of cost, accumulated depreciation and provision for impairment of property, plant and equipment have been reclassified to the “Assets held for sale” line item in the statement of financial position, respectively. As of December 31, 2024, capitalized costs of assets held for sale related to the Mature Fields Project amount to 1,497.
Costs incurred
The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2024, 2023 and 2022:

	2024			2023			2022
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Acquisition of unproved properties	-	-	-	-	-	-	-	-	-
Acquisition of proved properties	-	-	-	-	-	-	-	-	-
Exploration costs	198	1	199	156	1	157	80	2	82
Development costs (1)	3,884	-	3,884	4,370	-	4,370	3,138	-	3,138

Total costs incurred	4,082	1	4,083	4,526	1	4,527	3,218	2	3,220

(1)	Includes 206, 313 and 223 corresponding to development cost related to Upstream contracts comprised in right-of-use assets as of December 31, 2024, 2023 and 2022, respectively.
Considering the YPF’s Board of Directors’ decision mentioned in Note 11 “Mature Fields Project“ section to the Audited Consolidated Financial Statements, costs incurred of assets held for sale related to the Mature Fields Project amount to 287 for the fiscal year ended December 31, 2024.

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
Differences between these tables and the amounts shown in Note 5 “Business segment information”, for the Upstream business segment, relate to additional operations that do not arise from those properties held by the Group.

	2024			2023			2022
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	50	-	50	33	-	33	51	-	51
Net intersegment sales	8,225	-	8,225	7,211	-	7,211	7,134	-	7,134

Total net revenues	8,275	-	8,275	7,244	-	7,244	7,185	-	7,185
Production costs	(4,715)	-	(4,715)	(4,148)	-	(4,148)	(3,712)	(1)	(3,713)
Exploration expenses	(238)	(1)	(239)	(60)	(1)	(61)	(63)	(2)	(65)
Depreciation of property, plant and equipment; intangible and right-of-use assets	(1,963)	-	(1,963)	(2,567)	-	(2,567)	(2,075)	-	(2,075)
Impairment of property, plant and equipment and inventories write-down	(79)	-	(79)	(2,288)	-	(2,288)	(123)	-	(123)
Other (1)	(956)	-	(956)	(179)	-	(179)	82	1	83

Pre-tax income (loss) from producing activities	324	(1)	323	(1,998)	(1)	(1,999)	1,294	(2)	1,292
Income tax expense / benefit	(113)	-	(113)	699	-	699	(453)	-	(453)

Results of oil and gas producing activities	211	(1)	210	(1,299)	(1)	(1,300)	841	(2)	839

(1)
Mainly includes lawsuits, result from sale of assets, result from changes in fair value of assets held for sale, provisions for severance indemnities, provisions for operating optimizations and financial accretion for the hydrocarbon wells abandonment obligations, among others.

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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
The Company considered the unweighted average realized price of crude oils for each month within the
12-month
period ended December 31, 2024, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-month
period average ended December 31, 2024 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2020-2024 and the Plan GasAr 2023-2028 for certain areas, which will be in effect until their corresponding termination dates. See Note 36.d.1) to the Audited Consolidated Financial Statements.
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

	2024			2023			2022
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows	46,028	-	46,028	41,735	-	41,735	48,580	-	48,580
Future production costs	(18,294)	-	(18,294)	(18,683)	-	(18,683)	(22,076)	-	(22,076)
Future development costs	(9,090)	-	(9,090)	(11,136)	-	(11,136)	(10,936)	-	(10,936)
Future income tax expenses	(7,594)	-	(7,594)	(3,396)	-	(3,396)	(3,808)	-	(3,808)
10% annual discount for estimated timing of cash flows	(4,787)	-	(4,787)	(4,013)	-	(4,013)	(4,658)	-	(4,658)

Total standardized measure of discounted future net cash flows	6,263	-	6,263	4,507	-	4,507	7,102	-	7,102

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)
Changes in the standardized measure of discounted future net cash flows
The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Beginning of year	4,507	7,102	9,055
Sales and transfers, net of production costs	(515)	(1,819)	(3,173)
Net change in sales and transfer prices, net of future production costs	(2,672)	(1,624)	(2,862)
Changes in reserves and production rates (timing)	(1,761)	(1,390)	(574)
Net changes for extensions, discoveries and improved recovery	7,922	2,782	4,722
Changes in estimated future development and abandonment costs	(1,738)	(3,734)	(3,481)
Development costs incurred during the year that reduced future development costs	1,777	1,996	1,439
Accretion of discount	525	984	806
Net change in income taxes	(1,783)	211	1,148
Others	1	(1)	22

End of year	6,263	4,507	7,102