Form 20-F
period 2025-12-31
YPF SOCIEDAD ANONIMA
filed 2026-03-26
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2025 was:

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
☐
No
☒
Auditor firm Id: 1088       Auditor name: Deloitte & Co. S.A.     Auditor location: City of Buenos Aires, Argentina

YPF | Form 20-F | 2025

Presentation currency

The presentation currency of the Audited Consolidated Financial Statements included in this annual report is the U.S. dollar. In addition, as required by Argentine regulations, we separately submit our audited consolidated financial statements expressed in Argentine pesos with the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”), which can be found at the CNV’s website, www.argentina.gob.ar/cnv, and on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”), under CIK number 0000904851, on March 6, 2026. The audited consolidated financial statements expressed in Argentine pesos are prepared by YPF for statutory, legal and regulatory purposes.

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

In this annual report references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated financial statements as of December 31, 2025, 2024 and 2023 and the notes thereto expressed in U.S. dollars, prepared in accordance with the International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”), which have been approved by the Board of Directors’ meeting held on February 26, 2026 and are included in “Item 18. Financial statements”. References to “Supplemental information on oil and gas producing activities (unaudited)” are to the information presented in accordance with SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932 (Extractive activities - Oil and Gas).

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

YPF | Form 20-F | 2025

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

“Exploitation concession”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to a company. The holder of the concession generally has rights and responsibilities for the exploration, development, production and sale of hydrocarbons, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

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

“Formation”: The fundamental unit of lithostratigraphy. A body of rock that is sufficiently distinctive and continuous to be mapped.

“Gas” or “Natural gas”: Natural gas with respect to YPF’s production and reserves.

“Hydrocarbons”: Crude oil, natural gas liquids and natural gas.

“Natural gas liquids”: Natural gas liquids are hydrocarbons, in the same family of molecules as natural gas and crude oil, composed exclusively of carbon and hydrogen. Production and reserves may include ethane, propane, butane, isobutane, and natural gasoline (pentanes plus) in different proportions depending on the field and processing plant.

“Net acreage”: YPF’s proportional acreage based on its interest in the relevant exploration permit or exploitation concession.

“Surface conditions”: Represents the pressure and temperature conditions at which volumes of crude oil, natural gas and NGLs are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 pound per square inch (“psi”) for pressure and 60 Fahrenheit degrees for temperature. All volume units expressed in this report are at surface conditions.

YPF | Form 20-F | 2025

Abbreviations

“bbl”	Barrels
“bbl/d”	Barrels per day
“bcf”	Billion cubic feet
“bm3”	Billion cubic meters
“boe”	Barrels of oil equivalent
“boe/d”	Barrels of oil equivalent per day
“GWh”	Gigawatt hours
“kbbl”	Thousand barrels
“kbbl/d”	Thousand barrels per day
“kboe”	Thousand barrels of oil equivalent
“kboe/d”	Thousand barrels of oil equivalent per day
“kg”	Kilograms
“km”	Kilometers
“km2”	Square kilometers
“km3”	Thousand cubic meters
“ktn”	Thousand tons
“liquids”	Crude oil, condensate and NGLs
“LNG”	Liquefied natural gas
“LPG”	Liquefied petroleum gas
“M”	Million
“m3”	Cubic meter
“m3/d”	Cubic meters per day
“Mbbl”	Million barrels
“Mboe”	Million barrels of oil equivalent
“MBtu”	Million British thermal units
“Mm3”	Million cubic meters
“Mm3/d”	Million cubic meters per day
“MW”	Megawatt
“MWh”	Megawatt hour
“NGLs”	Natural gas liquids
“tn”	Ton
“tn/y”	Tons per year

YPF | Form 20-F | 2025

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

In past decades, the Argentine economy has experienced significant volatility, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow in the future on a sustainable basis. If economic conditions in Argentina were to deteriorate, if inflation were to accelerate, if Argentina is not able to refinance its debt, if federal fiscal balances were negative affecting the Argentine government´s ability to access long term financing, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such events could adversely affect Argentina’s economic growth and in turn affect our business, financial condition and results of operations.

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

There are outstanding claims, arbitral awards and judgments against the Argentine government, including those before the International Centre for Settlement of Investment Disputes (“ICSID”) and in other foreign courts, which if decided adversely and/or enforced against the Argentine government, could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth.

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

YPF | Form 20-F | 2025

Argentina’s ability to obtain financing from international capital markets could be limited, which may have an impact on our ability to access those markets

In past years Argentina has experienced financial distress, leading to an increase in the incurrence of public debt.

On January 28, 2022, the Argentine government reached an agreement with the International Monetary Fund (“IMF”), approved through Law No. 27,668, to refinance US$ 44.0 billion of debt incurred between 2018 and 2019 under a Stand-By Agreement, originally scheduled to be paid in the years 2021, 2022 and 2023. On March 25, 2022, the IMF approved a 30-month agreement (the Extended Fund Facility, “EFF”) for Argentina amounting to US$ 44.0 billion. Subsequently, on March 11, 2025, Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 179/2025 was published by which the Argentine Executive Branch approved to enter into a new 10-year EFF with the IMF, the purpose of which will be mainly to refinance liabilities, including non-transferable treasury bills and the amounts pending amortization under the EFF in effect on that date. In April 2025, the Argentine government entered into a new four-year EFF with the IMF, which provided for total disbursements of US$ 20 billion, including an initial disbursement of US$ 12 billion which took place in April 2025, a second disbursement of US$ 2 billion which took place in August 2025, and subsequent disbursements over the term of the agreement. Each disbursement is subject to quarterly reviews and is repayable over 10 years, with a grace period of four and a half years.

We cannot assure that the targets of the upcoming reviews will be met, and we also cannot predict the impact of the implementation of this agreement on Argentina’s ability (and indirectly the ability of Argentine companies) to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the Argentine government on the local economy remains uncertain.

In spite of the restructuring of the Argentine public debt since 2020 and Argentina’s recent credit rating improvements, international markets remain cautious about the sustainability of Argentina’s debt and, therefore, although country risk indicators have decreased since the fourth quarter of 2024, they remain high when compared to the average of those of the region. There can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy, our ability to access international capital markets and our business. As such, any adverse effect on our business due to changes in Argentina’s credit rating may adversely affect the market price and trading of our securities. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions”.

The Argentine economy has been and could be adversely affected by economic developments in other markets

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Global economic instability and uncertainty about global trade policies could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, such as the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, increases in the interest rates in the United States and other developed countries, geopolitical tensions among the United States and several foreign countries, worldwide conflicts such as between the United States, Israel and Iran, regional conflicts such as between Russia and Ukraine or in the Middle East, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC oil-producing countries with respect to oil production that affect crude oil prices, idiosyncratic, political and social discords, terrorist attacks, military conflicts, sovereign debt downgrades and a pandemic disease. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations, and the market value of our shares and ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently, adversely affect Argentina’s economy and our business, financial condition and results of operations.

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

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in currencies other than the Argentine peso, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to pay imports and/or to service our outstanding liabilities denominated in currencies other than the Argentine peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could adversely and materially affect our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources” and “Item 10. Additional information—Exchange regulations”.

YPF | Form 20-F | 2025

Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs

As of December 31, 2025, 5% of our total debt is sensitive to changes in interest rates. Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our financial condition and results of operations. Furthermore, as the Company may refinance its debts at maturity, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future. See Note 4 to the Audited Consolidated Financial Statements.

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

Historically the Argentine government has imposed duties on exports, including exports of hydrocarbon products. We cannot assure you that taxes and import/export regulations will not be modified in the future or that other new taxes or import/export regulations will not be imposed, which may adversely affect our business, financial condition and results of operations. See Notes 35.h) and 35.i) to the Audited Consolidated Financial Statements.

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

Risks relating to our business

Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations

Most of our revenues in Argentina are derived from sales of refined products (mainly, gasoline and diesel) and, to a lesser extent, natural gas and crude oil.

Our pricing policy for fuels takes into account several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, export duties, local taxation, domestic margins for our products, among others. Our expectation is to align, over time, our local prices with those of international markets, while seeking to maintain a reasonable relationship between local prices of crude oil and fuels, without considering short-term fluctuations; however, we cannot assure you that other critical factors that are also considered in our pricing policy (including, but not limited to, changes in the exchange rate, or in international prices or potential legal or regulatory limitations, or other limitations that affect the ability of markets to deal with price changes), will not have an adverse impact on our ability to maintain such relation, while volatility and uncertainty in the international prices of crude oil and its derivatives, fluctuations in the value of the Argentine peso, will likely persist as they remain strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors, also potentially having an adverse effect on our export revenues.

If prices for our refined products do not match cost increases (including, but not limited to, local crude oil prices) or if the Argentine government establishes general price controls (including price freezes) on products that we commercialize such as fuels, it could have a negative effect on our business, financial condition and results of operations. See “Item 5. Operating and financial review and prospects—Macroeconomic conditions—Hydrocarbon market”.

Regarding the natural gas market, the revenues we obtain from selling natural gas in Argentina to certain segments, particularly residential clients and generation plants have been subject to government regulations and thus could be negatively affected by changing policies. In addition, we may face challenges in connection with the incentive programs established by the Argentine government for the natural gas industry, which are subject to certain regulations and commitments (in terms of investments and production). Changes in regulations or any breach by us to our obligations under such incentive programs could affect our projections or profitability. See “Item 4. Information on the Company—Business organization—LNG and Integrated Gas”.

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

YPF | Form 20-F | 2025

Although Law No. 27,742 (“Bases Law”) established the free export of hydrocarbons and/or their derivatives subject to the Argentine Secretariat of Energy (“SE”)‘s non-objection, in recent years the Argentine government made certain changes in regulations and policies governing the energy sector to prioritize domestic demand at stable prices in order to sustain economic recovery, and we cannot assure that such regulations will not be implemented again in the future. See “Item 3. Key information—Risk factors—Risks relating to our business—We are and could be subject to further import and export restrictions, which may cause us to declare force majeure under certain contracts”. In addition, although the Bases Law promotes deregulation and a Large Investment Incentive Regime (“RIGI” by its acronym in Spanish), we cannot assure that changes to such regulations will not occur, and such changes could impact the Company’s projects assuming that these programs will remain in force.

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, financial condition and results of operations. See Notes 18 and 35 to the Audited Consolidated Financial Statements.

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

As a result of many factors, including international and local financial market conditions, Argentina’s ability to renegotiate or repay its debts and its consequences on the economy and us, macroeconomic conditions, country risk premiums, exchange and capital controls, credit ratings agencies’ actions, banks and investors’ liquidity, among other factors, there can be no assurance that we will be able to repay or refinance our existing indebtedness at maturity in accordance with our plans.

In addition, we are regularly evaluated by the major credit rating agencies based on a number of factors, including our financial condition, the operating environment in which we operate, and factors affecting the oil and gas industry and macroeconomic conditions in general. Any downgrade in our credit rating or announcement that our credit rating is under review for possible downgrade could limit our ability to raise funds or increase the cost associated with any additional indebtedness we incur.

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities

In the normal course of business and considering that we are the largest integrated oil and gas company in Argentina, our portfolio of clients and suppliers includes private sector, state-owned companies and governmental entities.

If certain governmental counterparties do not pay accrued amounts in cash or cash equivalents, change the established conditions through alternatives not provided for in the respective contracts or plans or are only able to make such payments or redemptions through delivery of financial instruments that may delay collection in excess of our estimates, our business, financial condition and results of operations could be adversely affected (see “Item 7. Major shareholders and related party transactions—Related party transactions” and Note 36 to the Audited Consolidated Financial Statements). The inability of these customers to make payments, or to make payments in a timely manner or in full, may adversely affect our business, financial condition and results of operations. The aforementioned is applicable, among other receivables, to balances receivable from incentive programs structured by the Argentine government to promote hydrocarbon production, such as the Plan GasAr (see Note 35.f.1) to the Audited Consolidated Financial Statements).

We are and could be subject to further import and export restrictions, which may cause us to declare force majeure under certain contracts

The Bases Law, which amended Law No. 17,319, as amended by Law No. 27,007 (“Argentine Hydrocarbons Law”), established that international trade of hydrocarbons and its derivatives is free, according to the terms and conditions established by the Argentine Executive Branch. In this sense, through Regulatory Decree No. 1,057/2024, it was established that the SE may object in whole or in part to the export of hydrocarbons, only based on the technical and/or economic reasons that affect the security of supply in the domestic market. However, as of the date of this annual report, the prior authorization requirement and the criteria and procedures to authorize exports of crude oil and/or its derivatives have not been expressly abrogated (see Notes 35.a.1) and 35.b.1) to the Audited Consolidated Financial Statements).

In addition, although as of the date of this annual report there are no natural gas export restrictions in place affecting firm exports permits granted under Plan GasAr, in the past, the Argentine government took measures requiring us to divert part of our natural gas production away from exports to the domestic market restricting us from being able to meet our contractual gas export commitments in whole or in part, leading to disputes with our export clients and other service providers forcing us to declare force majeure under certain agreements.

Due to past restrictions, we are unable to assure whether any future measures will be adopted that could negatively affect our ability to export natural gas, export or import crude oil and diesel or other products and, accordingly, our business, financial condition and results of operations.

Our oil and gas reserves and production may decline

The rate of oil and gas production from upstream fields generally declines as reserves are depleted. If we do not successfully conduct exploration and development activities through geological and engineering studies, among others, in our fields, our estimated oil and gas reserves will decline as reserves are produced, and our business could experience reduced cash flows, resulting in an adverse effect on our financial condition and results of operations.

We face certain challenges in order to replace the crude oil and natural gas we produce. In addition, we expect that unconventional development will require us to maintain high levels of investments in future years, principally in connection with the Vaca Muerta formation. The financial viability of these investments and development efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the local and international market prices of hydrocarbon products. These material risks are also inherent to the oil and gas industry.

We may not be able to replace our oil and gas reserves with cost-effective discovery, acquisition and development of new reserves, which could have a negative impact on our business, financial condition and results of operations.

Our oil and gas reserves are estimates

We estimate our reserves using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable and economically viable. The accuracy of reserves estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. These factors over which we have no control include changes in prevailing crude oil and natural gas prices, which could have an effect on the quantities of our reserves; changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest, among others.

YPF | Form 20-F | 2025

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

The international price of crude oil has fluctuated significantly in the past. If these prices decrease significantly in the future or if domestic prices are set lower than in international markets, as well as any other substantial cost increase, our future calculations of estimated reserves would be based on lower prices, which could result in a removal of non-economic reserves from our reserves in future periods. See Note 2.c) “Oil and gas reserves” section to the Audited Consolidated Financial Statements.

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

Our oil and gas field facilities, refineries and logistics network are our principal production facilities and distribution network on which a significant portion of our revenues depends. Although we insure our properties under terms that we deem prudent and have adopted and maintain safety measures, any significant damage, accident, or other production stoppage at our facilities or in our network could adversely and materially affect our production capabilities, financial condition, and results of operations.

We rely on suppliers of goods and services for the operation and execution of our projects and, as a result, we may be both adversely affected by failures, delays and/or increased costs of such suppliers, or the quality of the products provided by such suppliers. In these cases, we may ultimately need to postpone our projects, which may have an adverse effect on our financial condition and results of operations. Additionally, there may be risks of delays in the customs clearance process caused by external factors or import restrictions, which may impact the supply of goods to us and affect our operations and projects.

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

Specific factors that can affect the performance of major projects (including those in the Vaca Muerta formation and the Argentina LNG project) include our ability to: successfully negotiate with joint ventures partners, governments, suppliers, unions, customers or others; model and optimize reservoir performance; develop production facilities and distribution network; develop markets for project outputs; obtain project approvals and funding by joint venture partners; obtain financing at reasonable costs and on reasonable terms; have sufficient treatment and transportation capacity in place to be able to fully evacuate our crude oil and natural gas production growth; access to and availability of equipment and necessary technology, services and personnel; manage changes in operating conditions and costs, including costs of third-party equipment’s or services; prevent, to the extent possible, and respond effectively to unforeseen technical difficulties that could delay project start-ups or cause unscheduled project downtimes. Moreover, increasing unconventional oil production requires the adjustment of our refineries and other facilities to enlarge the proportion of light crude oils to be processed to be able to remain vertically integrated.

We conduct most of our major projects (including unconventional exploitation operations and the Argentina LNG project) through joint operations and as a result, the continuation of such joint operations is vital to their success. In the event that any of our business partners were to decide to terminate the relationship in respect of a joint operation or sell their interest in a joint operation, we may not be able to replace that business partner or obtain the necessary financing to purchase that business partner’s interest. Accordingly, our failure to resolve disagreements with our business partners or to maintain our joint operations could adversely affect our ability to conduct the underlying operations of such joint operations, which, in turn, could negatively affect our financial condition and results of operations.

Our business depends to a significant extent on our production facilities and logistics network. We may face risks related to restrictions or limitations to evacuate our crude oil and natural gas production as a result of the lack or limited capacity of infrastructure to process and/or transport production. Most of the expansion capacity investments will be carried out through our midstream affiliates, which we do not control (for example, Oleoductos del Valle S.A. (“Oldelval”), VMOS S.A. (“VMOS”), etc.).

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

Additionally, some of our subsidiaries, joint ventures and associates’ investment projects have been or could be guaranteed by YPF S.A., resulting in the incurrence of additional guaranteed debt and causing us to become liable for such obligations. If such subsidiaries, joint ventures and associates are unable or fail to pay any of their indebtedness in respect of which YPF S.A. has provided a guarantee, we may be required to pay all amounts due under such indebtedness up to our ownership in capital stock with respect to the defaulted company, which may affect our financial condition. See Note 34.d) to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

We may fail to execute in whole or in part our optimization plan of the conventional upstream portfolio

An important part of YPF’s success depends on our ability to successfully manage our overall portfolio, including diversification among types and locations of our projects and strategies to divest assets.

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the ongoing portfolio optimization through the divestment of non-core assets, such as mature fields, is one of the drivers on which YPF’s strategy is based, focusing on activities and investments in unconventional fields. In this sense, during 2024 and significantly in 2025, the Company made progress in the execution of assignment agreements. Additionally, in 2025, the Company included further conventional exploitation concessions to the optimization plan of the conventional upstream portfolio.

However, as of the date of this annual report, the Company maintains groups of assets as held for sale for which assignment agreements have not yet been signed and continue in negotiations with third parties for their disposal or reversal, and/or are still subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals. Although we remain committed to the plan and active negotiations for the disposal of such assets with third parties are in place, the failure to conclude in part the optimization plan of the conventional upstream portfolio may adversely affect our business, results of operations and cash flow.

In addition, we cannot assure that (i) we will be able to divest assets at a price or in the timeline contemplated in our plan, and/or (ii) we will not retain certain liabilities (whether known or unknown) by operation of applicable law in respect of divested assets following a divestment, including costs and expenses arising from eventual abandonment of wells and any required environmental remediation, among others, for which we may remain liable despite contractual provisions in our divestment agreements for the assumption of such costs and liabilities by the transferee of such assets. Additionally, as part of the implementation of the optimization plan of the conventional upstream portfolio, we have decided to revert certain fields to the granting provincial authorities (as opposed to an assignment to a third party), we were required by such authorities to make additional payments at the time of such reversions and/or remain liable for such costs and expenses in respect of the assets under such reversion.

See “Item 4. Information on the Company—Business organization—Upstream”, “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures—Capital divestitures” and Note 11.a) to the Audited Consolidated Financial Statements.

We may not have sufficient insurance to cover all the operating hazards to which we are subject

Our operations are subject to extensive economic, operational, regulatory, legal and cybersecurity risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage, as usual, is subject to deductibles and limits on the maximum insured amounts of coverage which, in certain cases, may be materially exceeded by our losses and liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events.

Moreover, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

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

We are also affected by competition for drilling rigs and the availability of related equipment, which could lead to higher costs and/or shortages of resources. Additionally, the foreign exchange regime established in Argentina in the past decades has generated entry barriers for international service providers, therefore limiting the supply of oilfield goods and services in the country (see “Item 10. Additional information—Exchange regulations”).

Furthermore, if companies in the oil and gas industry advance more rapidly or pursue different paths in the development and deployment of new technologies, and if we do not effectively leverage progress in digital technologies, including artificial intelligence (“AI”), we could be adversely affected. Failure to remain commercially and technologically competitive could limit our ability to access new opportunities, which, in turn, may adversely affect our financial performance and our ability to execute our strategy.

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

YPF | Form 20-F | 2025

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

More stringent climate change commitments, as well as regulations and policies have been implemented in recent years by a significant number of countries, including the adoption of new regulatory requirements to reduce carbon dioxide (“CO2”) equivalent (“CO2e”) emissions, such as carbon taxes, increased efficiency standards or the adoption of cap-and-trade regimes. New regulations or requirements could impact YPF’s business whether in a direct way through changes in taxation or other costs to operations, or indirectly, through changes in technology, access to financing or consumer behavior.

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

We face risks relating to legal proceedings which may cause significant costs and losses

We are often involved in labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or in other losses. While we believe that we have provisioned for such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies are subject to change as new information develops and it is possible that losses resulting from such risks could exceed any accruals we have provided and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

In particular, we are party to proceedings filed by Petersen Energía Inversora, S.A.U., Petersen Energía, S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P., former holders of YPF S.A. ADRs evidencing ADSs, against the Argentine Republic and us, which are currently pending in the U.S. Court of Appeals for the Second Circuit. If these proceedings were to be resolved adversely to us, we could be held liable for significant costs and losses and our financial condition and results of operations could be materially and adversely affected. Moreover, plaintiffs in these and other proceedings against the Argentine Republic were granted court orders for the turnover of YPF S.A. shares held by the Argentine Republic. The turnover orders are currently subject to a stay, pending the Republic’s appeal of the orders. We are not a party to the turnover proceedings.

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

YPF | Form 20-F | 2025

We may suffer information technology system failures, network disruptions and breaches in data security

As dependence on digital technologies is expanding, cybersecurity incidents, including deliberate attacks or unintentional events, have been increasing worldwide. We rely on digital technologies to estimate quantities of oil and gas reserves, analyze seismic and drilling information, process and store financial and operating data, as well as to support our internal communications and interactions with our third-party business partners. Cyber-attacks could compromise our digital systems, information systems and related infrastructure, or those of our business partners, and result in additional costs and disruptions to our business operations or the loss of our data and negatively impact our operations in a variety of ways and, therefore, our business, financial condition and results of operations, including but not limited to: unauthorized access to strategic and sensitive information potentially impacting on our ability to compete for oil and gas resources; data corruption or operational disruption of production-related infrastructure that could result in a loss of production, or accidental discharge; disruption of our operations, communications, or processing of transactions or the loss of, or damage to, sensitive information, facilities, infrastructure and systems; cyber-attacks on a service provider that could result in supply chain disruptions, which could delay or halt our major business projects; and attacks on our accounting systems, business applications with customers, or accounts payable and receivable systems which could expose us to liability to employees, customers and third parties if their sensitive personal information is obtained. Additionally, the adoption of new technologies (such as AI) that favor system interconnectivity are factors that increase the range of attacks to our information technology systems.

Although we have adopted, and continue to adopt, what we believe are the appropriate measures to ensure the proper functioning of our digital technologies and operating systems, as well as to ensure that the information of our customers, suppliers and employees is protected, no assurance can be given that we will not be subject to any cyberattacks or system failures, which can adversely affect our business and results of operations. Additionally, certain cybersecurity incidents, such as surveillance, may remain undetected for an extended period. In addition, during 2025, we have registered an increase in attempted attacks and, like other companies in the industry, were exposed to malware infections, which did not result in a material negative impact on our operations.

In addition, the risk and exposure to these matters cannot be fully calculated nor mitigated because of, among others, the evolving nature of these threats.

Our derivative risk management activities could result in financial losses

We may enter into derivative financial instruments such as foreign exchange, interest rate and commodity hedges, among others, to mitigate market risks of certain present or future assets or liabilities to whose prices we are exposed. Although we would only execute non-speculative trades, we might be exposed to adverse fluctuations in the price of the assets underlying the derivative contracts, these might fail to provide perfect hedging for the nature of the risks or our counterparties might fail to perform their obligations, which could result in financial losses and adversely affect our business, financial condition and results of operations.

Our actual oil and gas production could differ materially from our forecasts

From time to time, we provide forecasts of expected quantities of future crude oil and natural gas production and other financial and operating results. These forecasts are based on a number of estimates and assumptions, including that none of the risks associated with our oil and gas operations summarized in this section “Risk factors” occur. Production forecasts, specifically, are based on assumptions such as expectations of oil and gas production from existing wells, the level and outcome of future drilling activity, the availability of treatment and transportation infrastructure, the level of natural gas demand, and the absence of facilities or equipment malfunctions, adverse weather effects, the occurrence of a pandemic disease or downturns in commodity prices or significant increases in costs, which could make certain drilling activities or oil and gas production uneconomical. Should any of these estimates prove inaccurate, or should our development plans change, actual oil and gas production or other forecasted financial or operating metrics could be materially and adversely affected.

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

We could be affected by violations of anti-corruption, anti-bribery, anti-money laundering and other national and international regulations

Although we have developed a comprehensive compliance program and we have internal policies and procedures designed to ensure compliance with anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect inappropriate practices, fraud or violations of such laws and regulations by employees, directors, officers, business partners, agents, suppliers and customers. Noncompliance with such laws and regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws which may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations. See “Item 9. The offer and listing—Anti-money laundering and counter terrorism financing regulations” and “Item 9. The offer and listing—Law No. 27,401 on corporate criminal liability”.

If we fail to comply with the covenants set forth in our credit agreements and indentures, or upon the occurrence of a change of control in YPF S.A., we may be required to prepay our debt

Under the terms of our credit agreements and indentures, if we fail to comply with the covenants set forth thereunder or if we fail to cure any breach thereof during a specified period of time, we may be in default of our obligations, which in turn would limit our future borrowing capacity. In the case of our secured notes due 2031 and the secured pre-export loan, under certain conditions, holders may elect to accelerate payments, and if that is the case, we may lose access to the collateral underlying those debt facilities. In particular, these secured debt obligations have a collateral associated with some of YPF’s exports. Therefore, any future restrictions on our ability to enter into such export transactions may result in a breach of the covenants under the secured debt obligations. To the extent we default on any of our obligations or upon the occurrence of other events of default, we would expect to actively pursue formal waivers from the corresponding counterparties to these agreements, in order to avoid the acceleration of any amounts owed thereunder or any other adverse effect. However, if the corresponding waivers are not timely obtained in accordance with the terms of our credit agreements and indentures, our business, financial condition and results of operations could be adversely affected. For example, certain of our credit agreements and indentures contain cross-default or cross-acceleration provisions, pursuant to which a default or acceleration under one debt instrument may trigger default or acceleration under other debt instruments, even if we are otherwise in compliance with the covenants under such other debt instruments. As a result, a default under one debt instrument could result in the default and/or acceleration of a material portion of our outstanding indebtedness. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Covenants in our indebtedness” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”.

In addition, upon the occurrence of a change of control in YPF S.A. (as defined in many of our financial debt instruments), we may be required to make an offer to purchase certain of our outstanding bonds at a price of 101% of their principal amount (plus accrued and unpaid interest), and certain of our other financial debt may be subject to mandatory prepayment triggered by such change of control, subject to certain conditions. If the Argentine Republic disposes of or ceases to control a majority of our voting shares, including as a result of actions taken by judgment creditors of Argentina to seize control of Argentina’s assets, we may become subject to these change of control provisions included in our financial debt credit agreements and indentures. For example, plaintiffs in proceedings against the Argentine Republic were granted court orders for the turnover of YPF S.A. shares held by the Argentine Republic. The turnover orders are currently subject to a stay, pending the Republic’s appeal of the orders. We are not a party to the turnover proceedings. See Note 33.b.2) to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

Our source of funds for any such repurchases of bonds and mandatory prepayments will be available cash or other sources, including new borrowings, sales of assets or sales of equity, if available. Our sources of cash may not be enough or adequate to allow us to immediately repurchase or prepay our indebtedness upon a change of control, which in turn may result in an event of default under agreements governing many of our debt facilities and would have a material adverse effect on our business, results of operations and financial condition.

Risks relating to our Class D shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or forecasted financial and operating results, speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, the behavior of the local and/or international markets, variations in international and/or local crude oil prices, pandemic diseases, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or YPF S.A. and/or reports about us published by securities or oil and gas industry analysts. Factors such as the above-mentioned have led and could lead to considerable volatility in the market price of our shares and ADSs. Additionally, sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder or ADS holder could decrease the trading price of our Class D shares and ADSs. Given that there are outstanding judgments against the Argentine Republic, judgment creditors have sought and could seek to obtain control over certain of Argentina’s assets, potentially including the Argentine Republic’s shares in YPF S.A. For example, plaintiffs in proceedings against the Argentine Republic were granted court orders for the turnover of YPF S.A. shares held by the Argentine Republic. The turnover orders are currently subject to a stay, pending the Republic’s appeal of the orders. We are not a party to the turnover proceedings. For additional information, see Note 33.b.2) to the Audited Consolidated Financial Statements. We cannot assure you that factors that could affect the market price of our ordinary shares and ADSs will not have a material adverse effect on the trading values of our securities. See “Item 9. The offer and listing”.

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

Certain strategic transactions require the approval of the Argentine government as the sole holder of our Class A shares, or may entail a cash tender offer for all of our outstanding shares or securities convertible into shares

Pursuant to our bylaws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including: (i) a merger; (ii) an acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital stock; (iii) the transfer to third parties of all the exploration and exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and exploitation activities; (iv) the voluntary dissolution of YPF S.A.; (v) the transfer of the legal or fiscal domicile of YPF S.A. to a country other than Argentina; and (vi) an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. According to our bylaws, the transactions described in (iii) and (iv) above also require the prior approval of the Argentine Congress. We cannot assure you that decisions taken by the sole holder of our Class A shares would not differ from your interests as a shareholder. See “Item 3. Key Information—Risk factors—Risks relating to Argentina—The Argentine Republic owns 51% of the shares of YPF S.A.”, “Item 4. Information on the Company—History and development of YPF S.A.” and “Item 10. Additional information—Certain provisions relating to acquisitions of shares”.

Capital controls imposed by the Argentine government may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs

The Argentine government is empowered, for reasons of public emergency, to establish the system that will determine the exchange rate between the Argentine peso and foreign currency and to impose exchange regulations. Under current BCRA regulations, the transfer of funds abroad to pay dividends to non-resident shareholders currently requires BCRA approval unless certain conditions are met in accordance with regulations issued by the BCRA. Further restrictions on the movement of capital to and from Argentina could be imposed and impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. See “Item 10. Additional information—Exchange regulations—Specific provisions on access to the Foreign Exchange Market—Profit and dividend payment”.

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

YPF | Form 20-F | 2025

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

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice) in order to exercise certain shareholder rights, including voting rights. In the event that a non-Argentine company owns our Class D shares directly (rather than in the form of ADSs) and it fails to register with the National Corporations Registry, its capacity to exercise its rights as a holder of our Class D shares may be limited. Pursuant to Law No. 26,831, as amended (the “Capital Markets Law”) and to the CNV Rules, foreign companies that are shareholders of publicly traded corporations such as YPF S.A. may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact. See “Item 10. Additional information—Preemptive and accretion rights”.

You may be unable to exercise voting rights with respect to Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as a shareholder with respect to the shares underlying ADSs. A holder of ADSs representing the shares being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADRs only in accordance with the deposit agreement relating to ADSs. While our direct shareholders will be able to exercise their voting rights either by attending the meeting in person or by proxy, ADR holders may only exercise their voting rights by either withdrawing the shares underlying their ADRs in time for the meeting or instructing the depositary (upon receipt of a notice of the meeting from the depositary) on how to vote the Class D shares underlying the ADSs represented by their ADRs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of Class D shares. If no such instructions are received, the depositary shall vote the Class D shares represented by ADSs in accordance with the recommendations YPF S.A.’s Board of Directors made to all holders of ADSs and shares, unless the depositary is prohibited from doing so by any applicable provision of Argentine law.

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

YPF | Form 20-F | 2025

ITEM 4. Information on the Company

History and development of YPF S.A.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, midstream and downstream, LNG and integrated gas and new energies segments. See “Item 4. Information on the Company—Business organization”.

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

•	2011: In May 2011, Petersen exercised an option to acquire, from Repsol YPF, ADRs evidencing ADSs representing an additional 10% of our capital stock.

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

YPF | Form 20-F | 2025

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

Overview

YPF operates mainly in Argentina (see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”) and a significant part of our revenues are primarily derived from the sales in the Argentine domestic market. Additionally, in 2025, our main expenditures were related to investments in unconventional fields with the objective of growing production and reserves, and in the maintenance and/or investment in our downstream business, among others, as well as royalties and taxes related to our operations and the payment of interest related to our financial debt.

Business strategy

Our strategy is guided by the “YPF 4×4” plan (“YPF 4×4”), the Company’s roadmap designed to drive value creation by leveraging our world-class assets in the Vaca Muerta formation, unlocking their export potential, and positioning YPF as a major crude oil and LNG exporter by 2030. This ambition has taken on increasing relevance in the current geopolitical context, characterized by growing global demand for affordable, reliable, and sustainable energy.

Since the launch of “YPF 4×4” in 2024, YPF has made significant progress in consolidating an upstream portfolio focused on unconventional development, steadily advancing towards becoming a pure shale player. This strategic evolution reflects the scale, productivity, competitiveness, and resilience of our operations in the Vaca Muerta formation. In this context, we continue to prioritize capital allocation to our unconventional assets and actively manage our asset portfolio. As part of this approach, the Company has already divested almost all of its mature conventional fields and will continue to advance the divestment of the remaining conventional areas and other non-core assets, ensuring strategic alignment.

In furtherance of this strategy, we continue to move forward with two strategic infrastructure projects to unlock the Vaca Muerta formation’s full potential: (i) VMOS, a pipeline that will enable us to expand evacuation capacity to increase crude oil export flows; and (ii) Argentina LNG, a project that aims to establish Argentina’s long-term gas export platform by advancing key technical and commercial milestones.

As we accelerate the growth potential of our unconventional operations, we are implementing a comprehensive change in our operating model across all our business segments, including upstream, midstream and downstream. This initiative includes the continued expansion of our Real Time Intelligence Centers (“RTICs”), which strengthen timely monitoring and data-driven decision-making, and are further enhanced by AI. These initiatives are designed to consolidate the competitiveness of our operations and to further reinforce our position as the leading integrated energy company in Argentina.

Strategic pillars: “YPF 4×4”

Built on four strategic pillars, “YPF 4×4” provides a robust and disciplined framework for decision-making, capital allocation and execution.

1.	Focus on our most profitable business: Vaca Muerta

Development of our unconventional hydrocarbon acreage with competitive advantages and debottleneck of the crude oil production from the Vaca Muerta formation, through infrastructure projects that are expected to enable future growth and exports.

2.	Active portfolio management

Ongoing portfolio optimization through the divestment of non-core assets, such as mature fields, alongside the selective expansion of our resource base through acquisitions and exploration.

3.	Maximize upstream and downstream efficiency

Strengthening our operating and management model, with initiatives aimed at improving execution, standardizing processes and incorporating advanced technologies, aimed at building a resilient, world-class asset base and achieving first-quartile performance across all our business segments.

4.	Argentina LNG project

Monetization of Vaca Muerta’s world-class natural gas reserves beyond local and regional demand, leading the development of LNG capacity in Argentina.

Continued progress under “YPF 4×4” is expected to deliver tangible improvements in operational performance, project delivery and capital discipline, supporting our goal to maximize value creation for our stakeholders in a sustainable way.

YPF | Form 20-F | 2025

As part of this objective, we aim to continue to implement our corporate sustainability policy to maintain high standards with regards to the health and safety of our people and the communities we work in, to advance our commitment to climate and energy-related actions, reducing the Company’s CO2e emissions primarily in upstream operations, and expand renewable energy development through our participation in YPF Energía Eléctrica S.A. (“YPF EE”).

Our strategic “YPF 4×4” plan requires, among others, the reinvestment of our earnings, our association with strategic partners and the use of debt financing at levels we consider prudent for companies in our industry. The financial viability of these investments and hydrocarbon recovery efforts will depend on numerous factors that YPF does not control or influence, including the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, among others. See “Item 3. Key information—Risk factors—Risks relating to Argentina”, “Item 3. Key information—Risk factors—Risks relating to our business” and “Item 5. Operating and financial review and prospects—Factors affecting our operations”.

Business organization

For a table including the main entities of our organizational structure, and details regarding our principal subsidiaries, see Note 1 to the Audited Consolidated Financial Statements.

As of fiscal year 2025, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency, respectively, the full management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of our business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments.

As of December 31, 2025, we conducted our business according to the following organization:

(i)	Upstream business segment

The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

(ii)	Midstream and Downstream business segment

The Midstream and Downstream business segment performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

(iii)	LNG and Integrated Gas business segment

The LNG and Integrated Gas business segment performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our joint venture Compañía Mega S.A. (“Mega”); and (iii) the development of LNG liquefaction capacity.

On January 1, 2025, as a consequence of the organizational changes mentioned above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán S.A. (“CT Barragán”) , which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the sale of natural gas as producers to third parties, to the Midstream and Downstream business segment and to our subsidiary Metrogas included in the New Energies business segment.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

(iv)	New Energies business segment

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the complete management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to this business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary YPF Tecnología S.A. (“Y-TEC”), previously included in Central Administration and Others, were assigned to this business segment.

YPF | Form 20-F | 2025

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the services of transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

(v)	Central Administration and Others

It includes the remaining activities performed by the Company that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary A-Evangelista S.A. (“AESA”); and (iv) digital development services and solutions through our subsidiary YPF Digital S.A.U. (“YPF Digital”).

In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

The following table sets forth, for each of the periods indicated, revenues and operating profit or loss for each of our business segments; for additional information about revenues see Note 25 to the Audited Consolidated Financial Statements:

	For the year ended December 31,
	(millions of US$)
	2025	2024(2)	2023(2)
Revenues (1)
Upstream
Revenues	89	50	32
Revenues from intersegment sales	7,486	8,225	7,211
Total Upstream	7,575	8,275	7,243
Midstream and Downstream
Revenues	15,157	15,901	14,977
Revenues from intersegment sales	181	122	136
Total Midstream and Downstream	15,338	16,023	15,113
LNG and Integrated Gas
Revenues	1,643	1,633	1,523
Revenues from intersegment sales	322	294	291
Total LNG and Integrated Gas	1,965	1,927	1,814
New Energies
Revenues	835	895	407
Revenues from intersegment sales	8	9	21
Total New Energies	843	904	428
Central Administration and Others
Revenues	724	814	372
Revenues from intersegment sales	1,122	1,038	765
Total Central Administration and Others	1,846	1,852	1,137
Consolidation adjustments	(9,119)	(9,688)	(8,424)
Total Revenues	18,448	19,293	17,311
Operating profit or loss
Upstream	410	515	(1,915)
Midstream and Downstream	1,167	1,356	939
LNG and Integrated Gas	(8)	(49)	(1)
New Energies	432	106	(64)
Central Administration and Others	(336)	(332)	(262)
Consolidation adjustments	75	(116)	55
Total Operating profit or loss	1,740	1,480	(1,248)

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

(2)

Comparative information for the years ended December 31, 2024 and 2023 has been restated due to changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency.

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

YPF | Form 20-F | 2025

The plan of promotion for natural gas production in Argentina, Plan GasAr 2023-2028, launched in November 2022, gave to the Company an opportunity to monetize natural gas reservoirs, ensuring to supply the demand in Argentina during this period at a price that allows for the development of our natural gas projects mainly in the Neuquina basin. For further information see “Item 4. Information on the Company—Business organization—LNG and Integrated Gas” and Note 35.f.1) to the Audited Consolidated Financial Statements.

During 2025, we continued actively managing our portfolio. As of December 31, 2025, we held interests in 78 oil and gas fields in Argentina. According to the Instituto Argentino del Petróleo y del Gas (Argentine Oil and Gas Institute or “IAPG”), in 2025, these assets accounted for 32% of the total production of crude oil and 27% of the total natural gas production of Argentina.

During 2025, YPF’s hydrocarbon production decreased by 1.7% compared to 2024 due to the disposal of assets related to the optimization plan of the conventional upstream portfolio. The daily production of crude oil decreased by 0.8%, NGLs increased by 1.4%, and natural gas decreased by 3.2% compared to 2024.

Our shale hydrocarbon production continued to increase strongly during 2025, 65% of our total hydrocarbon production is shale. The daily production of crude oil increased by 34.6%, NGLs increased by 2.7%, and natural gas increased by 13.7% compared to 2024.

During 2025, we continued with the disposal of assets related to the optimization plan of the conventional upstream portfolio. This plan is consistent with the Company’s management plans, which consider that the ongoing portfolio optimization through the divestment of non-core assets, such as mature fields, is one of the drivers on which the YPF’s strategy is based, to focus on activities and investments in unconventional fields. The optimization plan of the conventional upstream portfolio is aligned with the second strategic pilar of our “YPF 4×4” plan.

See “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4””; “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio”; and “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our optimization plan of the conventional upstream portfolio”.

Acreage

Our hydrocarbon production is concentrated in Argentina, in the Neuquina, Golfo San Jorge, Austral and Noroeste basins:

The following table sets forth, for the period indicated, information regarding our developed and undeveloped acreage by geographic area:

	As of December 31, 2025
	(thousands of acres)
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
South America
Argentina (5) (6)	824	548	16,415	8,868
Rest of South America (7)	-	-	4,610	4,425
Total	824	548	21,025	13,293

(1)	Developed acreage is spaced or assignable to productive wells.
(2)

Undeveloped acreage encompasses those acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of hydrocarbons regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which we own a working interest.
(4)	Net acreage equals gross acreage after deducting third-party interests.
(5)

9,770 and 4,604 thousand acres correspond to gross and net undeveloped offshore fields, respectively, while 28 and 14 thousand acres correspond to gross and net developed offshore fields, respectively.

(6)

We have excluded from our undeveloped acreage those acres corresponding to exploration permits which have already expired and which, as of December 31, 2025, considering the results obtained and having fulfilled all investment commitments, the Company has notified the relevant enforcement authority of its decision to relinquish the block, and therefore, YPF does not hold any rights related to such acreage.

(7)

Relates to Colombia, Bolivia and Uruguay. YPF’s net undeveloped surface acreage totaled 91,553 acres in Bolivia and 4,160,266 acres in Uruguay. For information about Colombia see “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Rest of South America—Exploration activities”.

The net exploratory undeveloped acreage in Argentina under the first or second exploration periods, which mature in 2026 and in the period 2027-2029 is 11,542 km2 (51.9%) and 10,675 km2 (48.1%), respectively, of our 22,217 km2 net exploratory undeveloped acreage as of December 31, 2025. The net exploratory undeveloped acreage in the Rest of South America is 17,906 km2, which mature in the period 2026-2027.

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

As of December 31, 2025, we do not have any material proved undeveloped and non-proved acreage related to our exploitation concessions expiring in the near term.

Exploration permits and exploitation concessions in Argentina

The following table sets forth, for the period indicated, information regarding the exploration permits and exploitation concessions we held:

	As of December 31, 2025
	Operated by YPF	Non-Operated by YPF	Total
Exploration permits	7	6	13
Exploitation concessions	38	27	65
Total	45	33	78

YPF | Form 20-F | 2025

The following table sets forth, for the period indicated, information regarding the exploration permits we held:

	As of December 31, 2025
	Onshore			Offshore
	100% ownership interest	50.0% ownership interest	Total	100% ownership interest	35.0% - 50.0% ownership interest	Total
Exploration permits	4	3	7	-	6	6

The following table sets forth, for the period indicated, information regarding the exploitation concessions we held:

	As of December 31, 2025
	Onshore			Offshore
	100% ownership interest	22.5% - 70.0% ownership interest	Total	100% ownership interest	50% ownership interest	Total
Exploitation concessions	25	38	63	-	2	2

The following table sets forth, for the period indicated, information regarding the expiration year of our exploration permits and exploitation concessions:

	As of December 31, 2025
	Expiration year
	2026- 2030	2031- 2035	2036- 2040	2041- 2045	2046- 2050	2051- 2055	2056- 2060	Total
Exploration permits	13	-	-	-	-	-	-	13
Operated by YPF	7	-	-	-	-	-	-	7
Non-Operated by YPF	6	-	-	-	-	-	-	6
Exploitation concessions	25	6	7	2	6	14	5	65
Operated by YPF	15	1	3	2	5	8	4	38
Non-Operated by YPF	10	5	4	-	1	6	1	27
Total	38	6	7	2	6	14	5	78

The following table sets forth, for the period indicated, information regarding our gross and net interests in productive oil and gas wells by basin:

	As of December 31, 2025
	Wells (1) (2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Neuquina	4,188	2,869	1,679	1,003
Golfo San Jorge	1,063	1,063	19	19
Austral	91	91	41	41
Noroeste	36	19	74	36
Onshore	5,378	4,042	1,813	1,099
Austral	56	28	-	-
Offshore	56	28	-	-
Total	5,434	4,070	1,813	1,099

(1)	Gross wells are wells in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party interests.

In Argentina, 99.9% of our proved liquids reserves are concentrated in the Neuquina (96.0%) and Golfo San Jorge (3.9%) basins, and 97.6% of our proved natural gas reserves are concentrated in the Neuquina basin.

Joint ventures and contractual arrangements in Argentina

The following table sets forth, for the period indicated, information regarding the exploration and exploitation joint ventures and contractual arrangements in which we participated:

	As of December 31, 2025
	16.9% - 70.0% ownership interest		Total
	Operated by YPF	Non-Operated by YPF
Exploration joint ventures and contractual arrangements	3	6	9
Exploitation joint ventures and contractual arrangements	13	20	33
Total	16	26	42

Our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of certain of our joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and exploitation joint ventures in which we participated as of December 31, 2025, see Note 30 to the Audited Consolidated Financial Statements. We are also a party of other contractual arrangements that arose through the renegotiation of service contracts and their conversion into exploitation concessions and exploration permits.

YPF | Form 20-F | 2025

Drilling activity in Argentina

The following table sets forth, for each of the periods indicated, information regarding the number of drilled wells:

	For the year ended December 31,
	2025			2024	2023
Gross wells drilled (1)
Oil	3			2	1
Gas	-			2	2
Exploratory productive	3			4	3
Dry	1			5	1
Total Exploratory	4			9	4

Oil	265			267	300
Gas	49			56	79
Development productive	314			323	379
Dry	-			-	-
Total Development	314			323	379

Net wells drilled (2)
Oil	-	(	*)	2	1
Gas	-			1	2
Exploratory productive	-	(	*)	3	3
Dry	1			3	1
Total Exploratory	1			6	4

Oil	158			178	206
Gas	21			22	40
Development productive	179			200	246
Dry	-			-	-
Total Development	179			200	246

(*)	Less than 1.
(1)	Gross wells are wells in which we own a working interest.
(2)	Net wells equal gross wells after deducting third-party interests.

The following table sets forth, for the period indicated, information regarding the number of wells in the process of being drilled:

	As of December 31, 2025
	Gross	Net
South America
Argentina	134	81
Rest of South America	-	-
Total	134	81

Exploration & Development activities

Argentina

Exploration activities

YPF’s onshore exploration portfolio is mainly focused on high-impact projects such as Vaca Muerta and Palermo Aike.

To expand the boundaries of the Vaca Muerta formation, in 2025, 8 horizontal exploratory wells were evaluated in the southern area of the Neuquina basin.

In 2025, in Las Tacanas block, 2 wells were tested, each featuring a 1,500-meter horizontal extension across two levels within the Vaca Muerta formation. Flowback operations began in January 2025 and continued for 119 days. As of December 31, 2025, these wells are producing natural gas and condensate as expected.

In Río Neuquén block, in 2025, 2 wells were completed, each featuring a 2,000-meter horizontal extension targeting two landing zones within the Vaca Muerta formation, with 33 stimulation stages each. Flowback operations began in May 2025 and continued for 89 days. As of December 31, 2025, both wells are producing crude oil as expected.

During 2025, in Meseta Buena Esperanza block 2 wells were completed, each featuring 1,560 meters horizontal extension, with 26 stimulation stages each. Flowback operations began in October 2025, and as of the date of this annual report they are ongoing. As of December 31, 2025, both wells are producing natural gas and condensate as expected.

In Aguada Villanueva block, we tested 2 wells with horizontal extensions of 1,200 and 1,500 meters each. Flowback operations began in April 2025 and continued for 86 days. As of December 31, 2025, both wells are producing natural gas and condensate as expected.

In addition, YPF is committed to strengthening its expertise in unconventional formations throughout Argentina, including Palermo Aike, which is believed to be Argentina’s second most significant shale formation behind the Vaca Muerta formation in terms of potential. To achieve this objective, YPF is implementing initiatives to enhance both geological and operational knowledge of this unconventional geological formation.

In 2025, we committed to drilling 3 exploratory horizontal wells, 2 wells in La Azucena block and 1 well in El Campamento Este block. As of December 31, 2025, drilling activity is in progress with drilling progress of 88% and 2% for the wells in La Azucena block, and of 30% for the well in El Campamento Este block.

YPF | Form 20-F | 2025

Seismic activities

Onshore

During 2025, we carried out two 3D seismic surveys in the Austral basin, covering 766.7 km² in La Azucena block and 242.9 km² in El Campamento Este block.

Offshore

In the Malvinas Oeste basin, a 2,609 km² 3D seismic survey was carried out between 2024 and 2025 in MLO 123 block, which is operated by Total Austral Argentina S.A. Sucursal Argentina. In April 2025, adverse weather conditions forced the suspension of data collection, leaving a remaining area unrecorded.

Development activities

Unconventional activities

Operated activities

During 2025, the hydrocarbon production from our unconventional shale activities was 247.1 kboe/d (YPF net, from operated areas), representing 47% of YPF’s total production (YPF net, from operated and non-operated areas). In 2025, YPF, jointly with its partners, continued with its growth plan with more than US$ 2,724 million invested (YPF net, from operated areas), 239 wells put into production and more than 12,000 frac stages carried out in blocks operated by YPF. Considering all of the above, YPF expects to continue to lead the unconventional activities development in Argentina.

Core Hub

During 2025, YPF continued to be highly active in the Core Hub blocks (Loma Campana, La Amarga Chica, Bandurria Sur and Aguada del Chañar). Operations in the Core Hub were carried out with 9 rigs, focusing on operational excellence and reducing well construction cycle times. Development efforts in these blocks have primarily targeted the lower intervals of the Vaca Muerta formation. Different strategies, such as adjustments to well spacing and fracture stimulation design, continue to be implemented on new drilling sites (also known as “PADs”) to mitigate parent/child effects that may impact well performance.

As of the date of this annual report, a shale-enhanced oil recovery (“EOR”) pilot, based on a tailor-made nanosurfactant technology developed by Y-TEC is underway on a 4-well pilot in Loma Campana block. If successful, this technology could increase the estimated ultimate recovery (“EUR”) of the wells.

In La Amarga Chica block (which we currently jointly operate with Vista Energy Argentina S.A.U. subsidiary of Vista Energy, S.A.B. de C.V. (“Vista”) after Petronas’ divestment), the second development phase is being executed, targeting upper intervals in the Vaca Muerta formation above previously exploited horizons (known as “Cocina” and “Orgánico”). For these upper intervals, stimulation designs were intensified to improve profitability.

In Bandurria Sur block, in the southeastern sector, based on productivity results recorded in the medium interval horizon during 2024, YPF initiated the development of this horizon by drilling 7 wells in 2025. Additional productivity will be monitored, and if results remain encouraging, development will continue in 2026. This represents a key and challenging milestone, as the interval lies between two horizons already in production (lower interval and upper interval). In the eastern sector, the second phase of development commenced, targeting the upper intervals of the Vaca Muerta formation, following completion of the lower intervals.

In March 2025, YPF sold 49% of its stake in Aguada del Chañar block to Compañía General de Combustibles S.A (“CGC”). During 2025, due to the results of the wells in the lower levels of the Vaca Muerta formation, which were below expectations, led to testing the wells in the upper level of the Vaca Muerta formation. As of the date of this annual report, the results are being evaluated.

Across the Core Hub and adjacent development areas (South Hub), YPF remains focused on: (i) optimizing interval selection and stimulation designs; (ii) calibrating well spacing to balance productivity and resource recovery; (iii) mitigating mechanical risks (including casing robustness in curved sections); and (iv) sequencing development to incorporate learnings from pilot programs and fault crossing strategies. These actions are intended to support sustained and capital disciplined growth within the Neuquina basin.

Throughout 2025, 4 new facilities were put into production in the Core Hub blocks: (i) “BND5” battery in Bandurria Sur block, with a processing capacity of 6,000 m3/d; (ii) “4S” and “3C” batteries in La Amarga Chica block, with a processing capacity of 3,000 m3/d and 6,000 m3/d, respectively; and (iii) “3CE” battery in Loma Campana block, with a processing capacity 6,000 m3/d. Additionally, in 2025, the revamping of the Battery 1 in Aguada del Chañar block was completed, which increased processing capacity from 3,000 m3/d to 6,000 m3/d.

Additionally, in February 2026, YPF agreed with Vista to acquire an indirect 4.9% interest in Bandurria Sur block, subject to the fulfillment of closing conditions. If completed, YPF will reach a 44.9% interest in this block. See Note 38 “Acquisition of interest in the “Bandurria Sur”, “Bajo del Toro” and “Bajo del Toro Norte” blocks” section to the Audited Consolidated Financial Statements.

South Hub

In 2025, the South Hub blocks (La Angostura Sur I and La Angostura Sur II), located immediately south of the Core Hub blocks, emerged as YPF’s new flagship development in the Vaca Muerta formation. In March 2025, YPF was granted separate hydrocarbon unconventional exploitation concessions (“CENCH”, by its acronym in Spanish) for the La Angostura Sur I and La Angostura Sur II blocks, formerly under the Aguada Toledo - Sierra Barrosa exploitation concession. These blocks are 100% operated by YPF. During 2025, 40 wells were drilled and 50 wells were put into production. Productivity results have been broadly in line with expectations, reaffirming the strategic decision to accelerate development in South Hub.

While construction of a dedicated processing facility, scheduled to commence operations in 2026, is underway, existing infrastructure has been progressively adapted to produce 46 kbbl/d of crude oil.

Additionally, supported by strong performance and leveraging increased reservoir thickness, during 2025, drilling activity gradually challenged traditional well spacing, reducing inter-well distances while simultaneously increasing fracture intensity design.

In the adjacent area of the South Hub blocks, known as Barreal Grande block, a delineation pilot of 3 wells was drilled to confirm the continuity of favorable reservoir characteristics. As of December 31, 2025, this pilot was put into production, and as of the date of this annual report the results are under evaluation. This block could represent a natural extension of the South Hub development in the near term.

North Hub

Regarding the North Hub blocks (Bajo del Toro, Bajo del Toro Norte, Narambuena and La Escalonada), during 2025, activities were focused on Bajo del Toro Norte block with the completion of a four-well PAD, with performance according to expectations. This PAD incorporated a fiber optic monitoring pilot to improve calibration between well spacing and fracture design for future development. These studies aim to assess additional value potential by developing Bajo del Toro Norte block with reduced spacing and higher stimulation intensity.

In 2025, in Bajo del Toro block, a vertical well was drilled and analyzed to select the optimal interval for a horizontal branch. While all intervals exhibited favorable characteristics, the “Cocina” level proved most attractive. This well was put into production in December 2025.

YPF | Form 20-F | 2025

In February 2025, the Neuquén Province granted YPF and Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) a CENCH in Narambuena block, each company holding 50% interest in such concession. In 2025, a four-well PAD across different navigable intervals was drilled, continuing the delineation strategy established along with CDNC controlling parent Chevron, which was completed in December 2025. One well of this four-well PAD drilled in the horizon known as “Segunda Cocina” reached a lateral length above 4,000 meters. This four-well PAD is scheduled to go into production in March 2026.

Another milestone of 2025 was the technical evaluation and economic proposal which culminated in the acquisition of a 45% interest in La Escalonada and Rincón La Ceniza blocks through the acquisition of Total Austral S.A.’s 100% of the shares and capital stock of Vaca Muerta Investments S.A. (see Note 3 “Acquisition of VMI” section to the Audited Consolidated Financial Statements). Productivity observed in La Escalonada block and neighboring areas, coupled with four identified navigable intervals, underscores the strategic value this asset is expected to achieve within YPF’s Upstream portfolio.

In February 2026, YPF agreed with Vista to acquire 15% interest in Bajo del Toro and Bajo del Toro Norte blocks, subject to the fulfillment of closing conditions. If completed, YPF will reach a 65% interest in Bajo del Toro and Bajo del Toro Norte blocks. See Note 38 “Acquisition of interest in the “Bandurria Sur”, “Bajo del Toro”, and “Bajo del Toro Norte” blocks” section to the Audited Consolidated Financial Statements.

Gas Hub

In the Gas Hub blocks (Aguada de la Arena, Rincón del Mangrullo, La Ribera, El Orejano y Rincón La Ceniza), the main milestone of 2025 was the technical evaluation and economic proposal which culminated in the acquisition of a 45% interest in Rincón La Ceniza and La Escalonada blocks through the acquisition of Total Austral S.A.’s 100% of the shares and capital stock of Vaca Muerta Investments S.A. See Note 3 “Acquisition of VMI” section to the Audited Consolidated Financial Statements.

In February 2025, the Neuquén Province granted YPF a CENCH in Aguada de la Arena block. During 2025, 2 wells were completed and put into production to satisfy domestic demand, which as of the date of this annual report were still under evaluation.

In December 2025, stimulation operations began on a three-well PAD drilled in 2023 in the south of the Neuquén River in Rincón del Mangrullo block, which is the first to be drilled in this area, with the aim of reducing the productivity risk in this part of the block. The stimulation operations were completed in January 2026, and wells went into production in February 2026.

Non-operated activities

During 2025, the shale hydrocarbon production of the non-operated areas was 96.4 kboe/d (YPF net, from non-operated areas), representing 18% of YPF´s total production (YPF net, from operated and non-operated areas).

In 2025, the unconventional activities in the non-operated areas in the Neuquina basin involved a total investment (YPF net, from non-operated areas) of US$ 416 million in drilling and completion and US$ 223 million in production facilities and other capital expenditures. Shale oil main investments were concentrated in Lindero Atravesado and Bajada de Añelo blocks, while shale gas investments were focused on La Calera and Aguada Pichana Oeste blocks.

During 2025, in La Calera block, a new natural gas dehydration unit was commissioned at the existing Central Production Facility I (“CPF I”), followed by the commissioning of a booster compression. This upgrade increased natural gas treatment and high-pressure compression capacity by 4.5 Mm3/d, complementing the existing 10 Mm³/d of natural gas and 4,800 m³/d of condensate handled by CPF I. As a result, La Calera block currently has a total processing capacity of 14.5 Mm³/d of natural gas and 4,800 m³/d of condensate. Additionally, during 2025, the construction of a second Central Processing Facility (“CPF II”) has been awarded, which will further strengthen La Calera block’s infrastructure, and is expected to enter into operation in the first half of 2028.

In October 2025, a new facility with a processing capacity of 2,350 m³/d of condensate and 2 Mm³/d of natural gas was commissioned in Bajada de Añelo block. This milestone was achieved by bringing existing wells in this block back into production, complemented by the horizontal wells completed in 2025 within the oil-producing area.

Additionally, a technical evaluation and economic proposal culminated in the acquisition of a 54.45% interest in Sierra Chata block through the acquisition of Exxon’s 100% of the shares and capital stock of Mobil Argentina S.A. (currently named SC Gas S.A.U.). See Note 3 “Acquisition of Mobil Argentina S.A.” section to the Audited Consolidated Financial Statements.

Additionally, La Calera and Aguada Pichana Oeste blocks are part of the Plan GasAr 2023-2028 that aim to boost natural gas production in Argentina by granting competitive prices.

Furthermore, on January 2026, YPF entered into an asset exchange agreement with Pluspetrol S.A. (“Pluspetrol”), whereby: (i) YPF agreed to transfer 44.44% of the shares of VMI to Pluspetrol; and (ii) Pluspetrol assigns to YPF 50% of its interest in Aguada Villanueva, Las Tacanas and Meseta Buena Esperanza exploitation concessions. As of the date of this annual report, this agreement is subject to the fulfillment of closing conditions. With this exchange agreement, YPF, which already held 50% of the interest in these exploitation concessions, will hold 100% of interest in these blocks.

Conventional activities

During 2025, the conventional and tight hydrocarbon production from operated activities was 149.4 kboe/d (YPF net, from operated areas), representing 28% of YPF’s total production (YPF net, from operated and non-operated areas).

During 2025, activity in conventional blocks involved a total investment (YPF net, from operated areas) of US$ 166 million, US$ 127 million of which was mainly focused on Manantiales Behr block in the Chubut Province, and US$ 39 million of which was focused mainly on continuing operational sustainability, taking care of the safety of operations and employees, as well as the environment in mature fields in the Mendoza, Río Negro and Neuquén Provinces. See “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio”.

Conventional activity is focused on Río Neuquén block, where the only conventional natural gas production project operated by YPF is being developed. During 2025, 5 tight gas wells, drilled in 2024 and 2023, were completed and put into production, which as of the date of this annual report are under evaluation.

During 2025, the conventional and tight hydrocarbon production from non-operated activities was 34.2 kboe/d (YPF net, from non-operated areas), representing 6% of YPF’s total production (YPF net, from operated and non-operated areas).

Optimization plan of the conventional upstream portfolio

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral basins. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the ongoing portfolio optimization through the divestment of non-core assets, such as mature fields, is one of the drivers on which YPF’s strategy is based, focusing on activities and investments in unconventional fields. In this sense, during 2024 and significantly in 2025, the Company made progress in the execution of assignment agreements. Additionally, in 2025, the Company included further conventional exploitation concessions to the optimization plan of the conventional upstream portfolio related to mature fields.

YPF | Form 20-F | 2025

As of December 31, 2025, the agreed closing conditions for 10 assignment agreements were satisfied.

During 2024, the agreed closing conditions for the following exploitation concessions were satisfied:

(i)	Escalante - El Trébol.
(ii)	Llancanelo and Llancanelo R.

During 2025, the agreed closing conditions for the following exploitation concessions were satisfied:

(i)	Estación Fernández Oro.
(ii)	Campamento Central - Cañadón Perdido.
(iii)	Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán.
(iv)	Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas.
(v)	Al Norte De La Dorsal, Octógono and Dadín.
(vi)

Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy; Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras.

(vii)	El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur.
(viii)	El Tordillo, Puesto Quiroga and La Tapera.

Additionally, in January 2026, the agreed closing conditions for the “Restinga Alí” exploitation concession were satisfied.

For the assignment agreement of Los Chorrillos, Lago Fuego, Tierra del Fuego - Fracción A, Tierra del Fuego - Fracción B, Tierra del Fuego - Fracción C, Tierra del Fuego - Fracción D and Tierra del Fuego - Fracción E exploitations concessions, the closing conditions were fulfilled and the transfer of 100% of YPF’s rights and obligations in favor of Terra Ignis Energía S.A. was formalized in January 2026.

Also, in January 2026, YPF executed an assignment agreement with Venoil S.A. for the transfer of Cerro Fortunoso and Valle del Río Grande exploitation concessions, located in the Mendoza Province. As of the date of this annual report, the agreement remains subject to the fulfillment of closing conditions, including the formal approval by the relevant regulatory authorities.

On February 18, 2026, YPF’s Board of Directors approved entering into agreements with Pecom Servicios Energía S.A.U. (51%) and its affiliate San Benito Upstream S.A.U. (49%) for the transfer of the Manantiales Behr conventional exploitation concession, the associated hydrocarbon transportation concession, and for the partial sale of stock materials located at the Manantiales Behr and Km 20 warehouses. As of the date of this annual report, the transaction is subject to the fulfillment of closing conditions.

As of the date of this annual report, the assignment agreement that we signed during 2025 for Señal Picada - Punta Barda exploitation concession remains subject to the fulfillment of closing conditions.

As of the date of this annual report, the Company maintains groups of assets as held for sale for which assignment agreements have not yet been signed and continue in negotiations with third parties for their disposal or reversal, and/or are still subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals. We remain committed to the plan and active negotiations for the disposal of such assets with third parties are in place. For further details see Note 11.a) to the Audited Consolidated Financial Statements.

Additionally, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”; “Item 3. Key information—Risk Factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk Factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects”; “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our optimization plan of the conventional upstream portfolio” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures—Capital divestitures”.

Rest of South America

Exploration activities

In November 2025, YPF signed a farm out agreement with ENI S.p.A (“ENI”) for a 50% interest in OFF 5 block in Uruguay, which as of the date of this annual report is subject to the fulfillment of closing conditions. As of December 31, 2025, this block represents 16,836 km2 of YPF’s undeveloped acreage.

In 2025, drilling of the committed exploratory well in Charagua block in Bolivia concluded, resulting in a dry well. As of the date of this annual report, all contractual commitments were successfully fulfilled.

The COR 12 and COR 33 blocks located in the Cordillera Oriental basin in Colombia are operated pursuant to the authorization from the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH”). YPF holds a 60% working interest in the COR 12 block and 55% in the COR 33 block, with a combined net area of 700 km². In 2016, together with our partners, we notified the ANH of our decision to relinquish both blocks. In July 2022, the ANH began an administrative proceeding claiming that exploration commitments had not been fulfilled or paid. In 2025, the ANH resolved both proceedings against YPF, declaring a breach of contractual obligations and imposing a fine of US$ 100,000 for each exploration permit. In November 2025, YPF paid both fines under protest.

Oil and gas reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that the project will commence within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

Information on net proved reserves as of December 31, 2025, 2024 and 2023 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2025, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oils for each month within the 12-month period ended December 31, 2025, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.

The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the 12-month period average ended December 31, 2025 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2023-2028 for certain blocks in certain basins, which will be in effect until their corresponding termination dates. See Note 35.f.1) to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

Notwithstanding the foregoing, commodity prices have fluctuated significantly in recent years. See “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and gas reserves and production may decline” and “Item 3. Key information—Risk factors—Risks relating to our business—Our oil and gas reserves are estimates”.

Net reserves are defined as that portion of the gross reserves attributable to the interest of the Company after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties owed to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third-party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as royalties under local regulations. The same methodology is followed for the reporting our production amounts.

Natural gas reserves exclude the gaseous equivalent of liquids expected to be removed from the natural gas on concessions and leases, at field facilities and at natural gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2025 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data used also includes subsurface information obtained through indirect measurements, such as high-quality 2D and 3D seismic data calibrated using available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves—Internal controls on reserves and reserves audits”.

Net proved developed and undeveloped reserves as of December 31, 2025

The following tables sets forth information, for the period indicated, regarding our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas:

	For the year ended December 31, 2025
	Oil (1)	NGLs	Natural gas	Total (2)
	(Mbbl)	(Mbbl)	(bcf)	(Mboe)
Proved developed reserves
Consolidated entities
South America
Argentina	315	42	1,597	642
Total Proved developed reserves	315	42	1,597	642

	For the year ended December 31, 2025
	Oil (1)	NGLs	Natural gas	Total (2)
	(Mbbl)	(Mbbl)	(bcf)	(Mboe)
Proved undeveloped reserves
Consolidated entities
South America
Argentina	363	32	1,389	642
Total Proved undeveloped reserves	363	32	1,389	642

	For the year ended December 31, 2025
	Oil (1)	NGLs	Natural gas	Total (2)
	(Mbbl)	(Mbbl)	(bcf)	(Mboe)
Proved reserves (2) (3)
Consolidated entities
Developed	315	42	1,597	642
Undeveloped	363	32	1,389	642
Total Proved reserves	678	74	2,986	1,284

(1)	Includes crude oil (oil and condensate).
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(3)

Proved crude oil and NGLs reserves include an estimated of 84 Mbbl of crude oil and 10 Mbbl of NGLs with respect to royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves entities include an estimated of 348 bcf with respect to such payments.

As decided by YPF S.A.’s Board of Directors at its meeting held on February 29, 2024, the Company began a divestment process of certain mature fields, with the objective of optimization of the Upstream conventional portfolio. During 2024 and 2025, YPF executed various assignment agreements. Additionally, in 2025, YPF expanded the scope of the divestment process to include additional blocks. As of December 31, 2025, the blocks for which agreements have not yet been finalized but remain under negotiation represent an estimated volume of approximately 81 Mboe of proved reserves.

For further information see Note 11.a) to the Audited Consolidated Financial Statements, “Item 4. Information on the Company—Business strategy”, “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio”, “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina”, “Item 3. Key information—Risk factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects”; “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our optimization plan of the conventional upstream portfolio” and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Capital investments, expenditures and divestitures—Capital divestures”.

YPF | Form 20-F | 2025

For information regarding changes in our estimated net proved reserves for the year ended December 31, 2025, 2024 and 2023 see “Supplemental information on oil and gas producing activities (unaudited)” beginning on page S-1 of this annual report.

Reserves replacement ratio

The reserves replacement ratio is the net amount of added proved reserves divided by the volumes produced in any given period.

As of December 31, 2025, the reserves replacement ratio was 198% as a result of an addition of 380 Mboe of net proved reserves (244 Mbbl of liquids, and 136 Mboe of natural gas), and considering 192 Mboe produced during the year and the amount of proved reserves at the beginning of 2025. During 2025, net proved reserves increased 17.2% from 1,096 Mboe as of December 31, 2024 to 1,284 Mboe as of December 31, 2025.

By excluding the reserves and production volumes associated with the assets within the optimization plan of the conventional upstream portfolio, our reserves replacement ratio yields 267% as of December 31, 2025. See “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio”

Moreover, if the analysis refers solely to unconventional fields, the reserves replacement ratio reached 320% as of December 31, 2025.

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

The table below sets forth, for each of the periods indicated, information regarding reserves replacement ratio:

	For the year ended December 31, (%)
	2025	2024	2023
Reserves replacement ratio (1)	198%	112%	39%

(1)	Includes sales and acquisitions volumes.

The following paragraphs explain in further detail the most significant changes in our net proved undeveloped reserves for the year ended December 31, 2025.

Changes in our net proved undeveloped reserves during 2025

YPF had an estimated volume of net proved undeveloped reserves of 642 Mboe as of December 31, 2025, which represented 50% of the 1,284 Mboe total net proved reserves as of such date. As of December 31, 2024, the estimated net proved undeveloped reserves were 478 Mboe (44% of the 1,096 Mboe total net proved reserves as of such date).

The 34% increase in net proved undeveloped reserves in 2025 is mainly attributable to:

•

Extensions and discoveries, which added 411 Mboe (265 Mbbl of liquids and 819 bcf of natural gas) of proved undeveloped reserves mainly from unconventional oil and gas projects of the Vaca Muerta formation at the Neuquina basin in the following blocks: La Angostura Sur I, La Amarga Chica, Bandurria Sur, La Calera and La Angostura Sur II.

•

Field development projects related to proved undeveloped reserves, which allowed to transfer 129 Mboe from proved undeveloped reserves to proved developed reserves mainly in the Neuquina basin. The contributions are related to development wells (126 Mboe) and enhanced recovery projects (3 Mboe), mainly from the following blocks: La Amarga Chicha, Loma La Lata Norte, La Angostura Sur I, Bandurria Sur, Aguada del Chañar and La Calera.

•	Changes in drilling schedules and projects’ strategy resulted in a decrease of 82 Mboe (40 Mbbl of liquids and 239 bcf of natural gas).

•	Changes in oil and gas prices and its impact in economics, which resulted in a reduction of 8 Mboe of proved undeveloped reserves.

During 2025, YPF’s total capital expenditures to continue the development of reserves was US$ 1,881 million, of which US$ 1,626 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2025, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

YPF | Form 20-F | 2025

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

•

The Reserves Auditor, who has headed the RA since October 2025, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third-party engineers. The current Reserves Auditor has over 30 years of experience in the oil and gas industry having held different positions at Tecpetrol S.A. From December 2022 to October 2025, he served as Reserves & Technical New Ventures Director at Tecpetrol S.A. Throughout his career, he has held key roles as Reserves Manager, Development Manager, and Operations Manager, leading multidisciplinary teams, optimizing reserves, and developing fields in Latin America and in the United States. He holds a degree in chemical engineering from Universidad Nacional de La Plata, with a specialization in reservoir engineering from Universidad Nacional de Buenos Aires and a master’s degree in petroleum engineering from Texas A&M University. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

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

•

According to our internal policy, YPF hires independent auditors to conduct external reserve audits on its oil and gas properties. These external reserve audits must be carried out by qualified independent auditors of recognized prestige in the oil and gas industry, separately from the internal reserves review process. These independent auditors, each year, audit properties which represent 100% of YPF reserve volumes. However, upon request, a specific property might be audited more than once a year. Furthermore, the audit reserve program may include new acquisitions and/or specific requests from YPF.

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

In 2025, DeGolyer and MacNaughton audited a 100% of YPF operated and non-operated blocks in Argentina in the Neuquina, Golfo San Jorge and Cuyana basins. Copies of the related reserves audit reports are filed as an exhibit to this annual report.

Additionally, YPF estimates reserves under Petroleum Resources Management System (“PRMS”) criteria. As of December 31, 2025, 100% of YPF’s blocks were externally audited under this criteria by DeGolyer and MacNaughton, although this should not be interpreted as an external certification or audit of oil and gas reserves under SEC rules and FASB ASC 932 rules. See Note 2.c) “Oil and gas reserves” section to the Audited Financial Statements.

We are required, in accordance with Resolutions No. 324/2006 of the former Argentine Energy Secretariat and No. 69/2016 of the former Argentine Subsecretariat of Hydrocarbons Resources (“SRH”, by its acronym in Spanish), to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the SE, as defined in those resolutions, and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by the aforementioned resolutions and are not to be interpreted as an external certification or audit of oil and gas reserves under SEC rules and FASB ASC 932 rules. The last report filed was for the year ended December 31, 2024. Estimates of our oil and gas reserves filed with the SE are materially higher than the estimates of our proved oil and gas reserves contained in this annual report, mainly because of: (i) information filed with the SE includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the SE includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC rules and FASB ASC 932 rules contained in this annual report; and (iii) the definition of proved reserves under the aforementioned Resolutions is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserves estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC and FASB ASC 932 rules.

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

YPF | Form 20-F | 2025

	For the year ended December 31, (Mbbl)
	2025	2024	2023
Oil and condensate production (1)
Consolidated entities
South America
Argentina	93	94	89
Total Oil and condensate production (2)	93	94	89

	For the year ended December 31, (Mbbl)
	2025	2024	2023
NGLs production (1)
Consolidated entities
South America
Argentina	16	16	16
Total NGLs production (3)	16	16	16

	For the year ended December 31, (bcf)
	2025	2024	2023
Natural gas production (1)
Consolidated entities
South America
Argentina	416	427	414
Total Natural gas production (4) (5)	416	427	414

	For the year ended December 31, (Mboe)
	2025	2024	2023
Oil equivalent production (1) (6)
Consolidated entities
Oil and condensate	93	94	89
NGLs	16	16	16
Natural gas	74	76	74
Total Oil equivalent production	183	186	179

(1)

Loma La Lata Central Fracción and Loma La Lata Norte fields (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 17.5% of our total proved reserves expressed on an oil equivalent barrel basis. In these fields, for the years ended December 31, 2025, 2024 and 2023, oil and condensate production was 13, 13 and 11 Mbbl, respectively, NGLs production was 5, 4 and 4 Mbbl, respectively, and natural gas production was 57, 61 and 65 bcf, respectively.

(2)

Crude oil production for the years ended December 31, 2025, 2024 and 2023 includes an estimated 12, 13 and 12 Mbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)

NGLs production for the years ended December 31, 2025, 2024 and 2023 includes an estimated 2, 2 and 2 Mbbl, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)

Natural gas production for the years ended December 31, 2025, 2024 and 2023 includes an estimated 53, 55 and 54 bcf, respectively, with respect to royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(5)

Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental information on oil and gas producing activities (unaudited)—Oil and gas reserves” include volumes consumed in operations).

(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

The composition of the crude oil produced by us in Argentina varies by geographic area. Almost all crude oil produced by us in Argentina has very low or no sulfur content. We sell a significant portion of the crude oil we produce in Argentina to our Midstream and Downstream business segment. Most of the natural gas produced by us is of pipeline quality. All of our natural gas fields produce commercial quantities of condensate and, substantially, all of our crude oil fields produce associated gas.

YPF | Form 20-F | 2025

The following table sets forth, for each of the periods indicated, the average production costs and average sales prices:

	Total	Argentina	Rest of South America
	US$/boe
Production costs and sales prices (1)
Year ended December 31, 2025
Lifting costs	12.2	12.2	-
Taxes and similar payments (2)	0.5	0.5	-
Other costs (4)	3.1	3.1	-
Average production costs	15.8	15.8	-
Average oil sales price	60.1	60.1	-
Average NGLs sales price	27.7	27.7	-
Average natural gas sales price (3)	21.0	21.0	-
Year ended December 31, 2024
Lifting costs	16.5	16.5	-
Taxes and similar payments (2)	0.6	0.6	-
Other costs (4)	2.4	2.4	-
Average production costs	19.5	19.5	-
Average oil sales price	68.2	68.2	-
Average NGLs sales price	28.8	28.8	-
Average natural gas sales price (3)	21.6	21.6	-
Year ended December 31, 2023
Lifting costs	16.2	16.2	-
Taxes and similar payments (2)	0.5	0.5	-
Other costs (4)	1.3	1.3	-
Average production costs	18.0	18.0	-
Average oil sales price	62.5	62.5	-
Average NGLs sales price	26.5	26.5	-
Average natural gas sales price (3)	20.8	20.8	-

(1)	The amounts are reported “as sold basis”.
(2)

Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of 5.2 US$/boe, 5.8 US$/boe and 5.3 US$/boe for the years ended December 31, 2025, 2024 and 2023, respectively.

(3)	Includes revenues from incentive programs for natural gas production in Argentina. See Note 35.f.1) to the Audited Consolidated Financial Statements.
(4)

Includes (1.0) US$/boe, (1.0) US$/boe and (0.9) US$/boe for the years ended December 31, 2025, 2024 and 2023, respectively, corresponding to the implementation of IFRS 16 “Leases”. See Note 2.b.4) to the Audited Consolidated Financial Statements.

Midstream and Downstream

During 2025, our downstream activities included refining and transportation of crude oil, and the commercialization and transportation of fuels, lubricants, LPG, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets; while our midstream activities included the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of NGLs, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar.

In 2025, the Midstream and Downstream business segment was organized into the following divisions:

•

Refining & Logistics division (crude oil refining and production of petrochemical products, transportation of crude oil to refineries and distribution of refined and petrochemical products to be marketed in the different sales channels).

•

Midstream Oil & Trading division (development, construction and operation of oil pipelines to evacuate crude oil production of the Vaca Muerta formation, and trading of refined products and crude oil in international markets).

•	Marketing division (commercialization and marketing of refined, petrochemical and resale products).
•

Midstream Gas division (natural gas transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of NGLs, storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar).

Refining & Logistics division

As of December 31, 2025, the Refining & Logistics division was grouped as follows: (i) three Refining units; and (ii) Logistics unit.

Refining units

We are Argentina’s leading refiner, holding more than 50% of the country’s total refining capacity, through our 3 wholly-owned refineries (La Plata, Luján de Cuyo and Plaza Huincul refineries) which have an aggregate refining capacity of 123.4 Mbbl (338.0 kbbl/d) and are strategically located along our crude oil pipeline and refined product pipeline distribution systems near the most important urban centers. We operate these refineries at high utilization rates. In 2025, we achieved an average utilization rate of 94.5%.

In 2025, our crude oil production represented 69.6% of the total crude oil processed by our refineries. The remaining crude oil processed by our refineries was purchased from third parties. The percentage of crude oil purchased from third parties is gradually increasing due to the optimization plan of the conventional upstream portfolio (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4”” and “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio”).The following table sets forth, for each of the periods indicated, information regarding processing levels of our refineries:

YPF | Form 20-F | 2025

	For the year ended December 31,
	2025		2024		2023
	Throughput	Use	Throughput	Use	Throughput	Use
	(kbbl/d)	(%)	(kbbl/d)	(%)	(kbbl/d)	(%)
La Plata Refinery	190.2	95.6%	173.4	87.2%	169.6	89.8%
Luján de Cuyo Refinery	108.6	95.3%	107.7	94.5%	105.0	92.2%
Plaza Huincul Refinery	21.4	85.1%	19.6	78.0%	19.8	78.5%
Total	320.2	94.7%	300.7	89.0%	294.4	89.7%

The crude oil processed in our refineries during 2025 was the highest processing since 2007, exceeding processing record levels obtained in 2024, and the production of finished gasoline and middle distillates (such as diesel and jet fuel) was the highest it had been since that same year.

The following table sets forth, for each of the periods indicated, information regarding the production of our refineries:

		For the year ended December 31,
		2025	2024	2023
Throughput crude	Mboe	116.8	110.0	107.5
Throughput feedstock	Mboe	0.3	5.1	3.8
Throughput crude / feedstock	Mboe	117.1	115.2	111.3
Production
Diesel fuel	Mboe	50.1	47.3	46.8
Motor gasoline	Mboe	33.3	26.3	27.8
Petrochemical naphtha	Mboe	12.9	12.1	9.1
Jet fuel	Mboe	7.6	6.5	6.4
Base oils	Mboe	-	1.1	0.9
Fuel oil	ktn	183.7	187.5	147.7
Coke	ktn	855.4	898.2	920.7
LPG	ktn	742.4	692.8	704.1
Asphalt	ktn	58.5	66.1	85.8

The La Plata Refinery is the largest refinery in Argentina, located at the port in the La Plata city, in the Buenos Aires Province, 60 km from the Autonomous City of Buenos Aires, with a nominal capacity of 198.9 kbbl/d. It is a complex refinery with three distillation units, two vacuum distillation units, two fluid catalytic cracking units, two coking units, a coke naphtha hydrotreater unit, two platforming units, two diesel hydro finishing units, a gasoline hydrotreater, an isomerization unit, a fluid cracking catalyst (“FCC”) naphtha splitter and desulfuration unit, a lubricants complex, and a petrochemical complex that generates methyl tert-butyl ether (“MTBE”), polyisobutylene (“PIB”), linear alkyl benzene (“LAB”), linear alkyl sulfone (“LAS”), tert-amyl methyl ether (“TAME”) and aromatics compounds used for both blending gasoline and other chemical products.

During 2025, maintenance stoppages were carried out at Topping C, Coke A and diesel hydro finishing units, with efficiency approaches in expenses and turn-off duration.

Due to operational efficiencies and the development of the crude oil slate, the Topping D unit reached a new maximum capacity in 2025, increasing global capacity by 6.0 kbbl/d.

In 2025, the crude oil processed at La Plata Refinery (of which 66.5% was produced by us) was produced mainly from the Neuquina basin. The La Plata Refinery crude oil supplies come mainly from the Neuquina basin by pipeline to Puerto Rosales in the Buenos Aires Province, and then by pipeline from Puerto Rosales to La Plata Refinery.

The Luján de Cuyo Refinery, the second largest in Argentina, located in the Mendoza Province, with a nominal capacity of 113.9 kbbl/d, includes two distillation units, a vacuum distillation unit, two delayed coker units, a fluid catalytic cracking unit, a vacuum gas oil hydrocracker unit, a platforming unit, an ethyl tertiary-butyl ether (“ETBE”) unit, an isomerization unit, an alkylation unit, a FCC naphtha splitter, a hydrocracking unit, a FCC naphtha hydrotreater unit and two gasoil hydrotreating units.

Due to its location in the western of the Mendoza Province and its proximity to significant distribution terminals we own, the Luján de Cuyo Refinery has become the primary facility responsible for refining petroleum products to supply the domestic market of the central and northwest provinces of Argentina. The Luján de Cuyo Refinery receives crude oil supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. In 2025, 73.0% of the crude oil processed at the Luján de Cuyo Refinery was produced by us.

During 2025, the Luján de Cuyo Refinery reached a new daily crude oil processing record of 108.5 kbbl/d. Although it was affected by the maintenance stoppages of the Topping IV, the vacuum distillation, the Coke II and the platforming units, these stoppages lasted the expected times but also included operating expenses efficiencies.

The Plaza Huincul Refinery, located in the Neuquén Province, has a nominal capacity of 25.2 kbbl/d and produces gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products are transported by pipeline from the Plaza Huincul Refinery to the La Plata Refinery for further processing.

The Plaza Huincul Refinery receives its crude oil supplies from the Neuquina basin by pipeline. Along with the development of La Angostura Sur I and La Angostura Sur II blocks and the completion of the revamping of the Refinery’s crude oil unit, the Plaza Huincul Refinery achieved a new record for the production of jet fuel, gasoil and gasoline since 2007. Additionally, the Refinery’s operating processing levels have been similar to those of years prior to 2020.

Regarding investments related to new specifications for sulfur content in fuels (see Note 35.b.2) to the Audited Consolidated Financial Statements), during 2025, we continued working in the Luján de Cuyo Refinery to improve the quality of diesel fuel, in a new hydro desulfurization unit II (“HDS”), a new hydrogen generator unit II (“Hydrogen II”), and the revamping of the HDS I unit.

Biofuels are one of the main supplies for gasoline and diesel production. Law No. 27,640 established the percentages of biofuels that must be added to gasoline and diesel and whose validity was set until December 31, 2030. Gasoline requires a 12.0% blend of ethanol, while diesel required 7.5% blend of fatty acid methyl esters (“FAME”) until November 2025 when the percentage was reduced to 7%.

Our refineries are certified under International Organization for Standardization (“ISO”) standards. See “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina”.

YPF | Form 20-F | 2025

Incremental production delivered substantial cost savings through reduced import requirements. Additionally, we achieved an export surplus, transitioning from a net importer position to that of a net exporter, while sustaining elevated levels of processing capacity.

During 2025, renewable energy supplied by the Manantiales Behr, Los Teros I and II, and Cañadón León wind farms represented a significant share of electricity consumption across our downstream operations: 19.2% for the La Plata Refinery and Petrochemical complex; 15.2% for the Luján de Cuyo Refinery; 88.4% for the logistics operations; and 24.6% for overall downstream activities. This represents a 2.0% increase compared to 2024, with a broader integration of renewable energy sources into industrial and logistics activities.

In 2025, the company Santa Fe Bio S.A. was created, a joint venture with Essential Energy S.A., in which we hold a 50% equity stake, which plans to build an advanced technology biorefinery to produce aviation fuels from vegetable oils.

Logistics unit

Under the Logistics unit, we have available for our use a network of 3 major oil pipelines, all of which are wholly-owned by us. The crude oil transportation network includes 1,165 km of crude oil pipelines. We have a total crude oil tankage of 2 Mbbl and maintain terminal facilities at 5 ports in Argentina.

Information with respect to YPF’s interest in its network of crude oil operating pipelines, for the period indicated, is set forth in the table below:

			Length (km)	For the year ended December 31, 2025 (boe/d)
From	To	YPF interest		Daily capacity
Puesto Hernández	Luján de Cuyo refinery	100%	528	93,509
Puerto Rosales	La Plata refinery	100%	585	326,541
La Plata refinery	Dock Sud	100%	52	141,006

We also own 3 tanks in Berisso City, in the Buenos Aires Province, with 90,000 m3 of capacity.

We also operate a network of multiple pipelines for the transportation of refined products in Argentina, with a total length of 1,804 km. We also own 17 storage terminals for distribution of refined products and 7 LPG storage terminals with an aggregate capacity of 1,641,808 m3.

Three of our storage terminals for distribution are annexed to the Luján de Cuyo, La Plata and Plaza Huincul refineries, while 10 have maritime or river connections.

We operate 49 airplane refueling facilities, as well as 134 manual fuel dispensers and 11 automatic fuel dispensers. These facilities provide a flexible, nationwide distribution system and enable us to support exports operations. Products are delivered by an exclusive third- party tanker truck fleet consisting of 2,467 units.

In 2025, the dredging of one of the Barranqueras stream’s branches was completed, which resulted in improved operational efficiency due to navigation being used instead of land transportation.

Midstream Oil & Trading division

Midstream oil unit

The Midstream oil unit plays a crucial strategic role in optimizing the development of the Vaca Muerta formation’s unconventional crude oil. Aligned with this objective, this division is responsible for ensuring the efficient evacuation of the ramped-up crude oil production of Argentina, to achieve the required capacity in the shortest time possible, as well as the development of alternative evacuation routes, all aimed at consolidating and supporting YPF’s strategic plan (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4””) and business plans.

YPF holds an interest of 36% in both parts of the Trans-Andean oil pipeline (Oleoducto Trasandino (Argentina) S.A. and Oleoducto Trasandino (Chile) S.A.), which transports crude oil from Argentina to Chile. During 2025, YPF was responsible for shipping more than 5,510 m3/d of crude oil through this pipeline, which represented 42.3% of the total crude oil transported.

Additionally, YPF holds an interest of 75.2% in the transportation concession of the Vaca Muerta Norte oil pipeline (“VMON”), a 151 km pipeline with a capacity of 25,000 m3/d, aimed at guaranteeing the supply of the Luján de Cuyo Refinery and the export of crude oil to Chile. During 2025, VMON led to the transport of 17.3 km3/d of crude oil, of which 10.2 km3/d corresponded to YPF.

Furthermore, YPF holds a 24.49% equity stake in VMOS S.A., which aims the construction of the Vaca Muerta Sur oil pipeline (“VMOS”). During 2025, progress continued through the VMOS project aimed to export the production of unconventional crude oil from the Neuquina basin to the Atlantic coast, which will be achieved through the construction of approximately a US$ 3 billion and 437 km pipeline connecting the towns of Allen and Punta Colorada in the Río Negro Province, with a maximum design transport capacity of 700 kbbl/d, as well as an onshore terminal with a storage capacity of 3,774 kbbl and an offshore terminal. YPF’s total shipment commitment is 120 kbbl/d out of a total of 490 kbbl/d committed by all initial shippers.

In March 2025, Resolution No. 302/2025 approved VMOS S.A.’s application to the RIGI, the VMOS project, classified as a Long-Term Strategic Export Project in the oil and gas sector of Argentina. See Note 35.g) to the Audited Consolidated Financial Statements.

As of the date of this annual report, the VMOS pipeline is under construction and is expected to have an early start-up by the fourth quarter of 2026 and a final start-up to be completed during 2027, along with the onshore and offshore terminals.

Furthermore, in the second quarter of 2025, the operation of the Vaca Muerta Oil Centro (“VMOC”) oil pipeline began, with a capacity of 377 kbbl/d, connecting the Core Hub of the Vaca Muerta formation (composed mainly of the Loma Campana, La Amarga Chica, Bandurria Sur and Aguada del Chañar blocks) with the town of Allen in the Río Negro Province. The start-up of the VMOC pipeline enables additional transport capacity to: (i) Oldelval’s system, allowing the supply of the La Plata Refinery and/or export activities; and (ii) the VMOS pipeline, exclusively for export activities, strengthening logistics integration and the output capacity for incremental production.

In addition, in June 2025, YPF acquired 15% of Tecpetrol’s shares of Oleoducto Loma Campana - Lago Pellegrini S.A., owner of the Loma Campana - Lago Pellegrini oil pipeline (“OLCLP”), in which YPF already held the remaining 85% equity stake, becoming consequently the sole owner of OLCLP, which allows the evacuation of conventional and unconventional crude oil from the Vaca Muerta formation.

We also hold a 33.15% equity stake in Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: (i) Caleta Córdova in the Chubut Province, with a capacity of 285,000 m3; and (ii) Caleta Olivia in the Santa Cruz Province, which has a capacity of 215,000 m3. Additionally, we hold a 37% equity stake in Oldelval S.A., operator of the Puesto Hernández / Plaza Huincul / Allen - Puerto Rosales crude oil pipeline, which has a capacity of 540,940 boe/d, and a 30% equity stake in OTAMERICA Ebytem S.A. (former corporate name “Oiltanking Ebytem S.A.”), operator of the maritime terminal in Puerto Rosales, which has a storage capacity of 779,994 m3.

YPF | Form 20-F | 2025

Trading unit

Our Trading unit sells refined products and crude oil to international and domestic customers. We also purchase crude oil from domestic oil companies and refined products from international suppliers to meet the requirements of our industrial system.

During 2025, we strengthened the exports of Medanito crude oil to Chile using the Trans-Andean oil pipeline, and in 2025, revenue from this operation amounted to US$ 845.5 million (2,009 km3), compared to US$ 913.6 million (1,887 km3) in 2024. Additionally, we continued with our exports of other varieties of crude oil to different destinations.

In 2025, we signed a long-term agreement with Empresa Nacional del Petróleo (“ENAP”) for eight years, establishing a stable and large-scale commercial framework that enables sustained crude oil exports to Chile. This agreement provides for an estimated volume of 95 to 100 Mbbl and generating approximately US$ 6.5 billion in revenue over the contractual term, which represents one of the most important milestones in regional energy integration and strengthens the visibility and predictability of our export flows.

We also held the second edition of the event “Delivering the Full Potential of Vaca Muerta - Argentina” which brought together more than 100 local and international companies. This event aimed to reinforce the positioning of Medanito crude oil as a globally competitive resource, as well as to consolidate YPF and Argentina as key players in the development and promotion of Vaca Muerta’s export potential.

Additionally, during 2025, we export petroleum coke mostly to Brazil and China. We also sustained the supply of virgin naphtha, butane, and base oils to a variety of destinations.

The following table sets forth, for each of the periods indicated, volumes of export sales:

	For the year ended December 31,
	(Mbbl)
	2025	2024	2023
Exports
Crude oil	14.4	12.8	4.1
Refined products	6.1	6.9	4.8
Marine fuels	1.6	1.7	1.7
Total	22.1	21.4	10.6

The following table sets forth, for each of the periods indicated, volumes of sales to the domestic market:

	For the year ended December 31,
	(Mbbl)
	2025	2024	2023
Domestic market
Crude oil	0.3	0.9	1.2
Marine fuels	0.9	1.1	1.0
Total	1.2	2.0	2.2

In 2025, imports of low-sulfur diesel, AvGas, among others, totaled 1.5 Mbbl, a 23.1% decrease compared to 2024. United States, Togo and Kuwait were the main origin countries of these imports, which we purchased for the resale in the domestic market.

In 2025, imports of fertilizers totaled 0.3 million tn, a 160.6% increase compared to 2024. China and Marruecos were the main destinations of origin of these imports, which we purchased for the resale in the domestic market.

Additionally, in October 2025, YPF S.A. acquired 50% of the share capital and voting rights of Refinor del Norte S.A. (“Refinor”) from Hidrocarburos del Norte S.A. With this acquisition, YPF, which already held 50% of the share capital, holds 100% of Refinor’s share capital.

Marketing division

We market a wide range of refined petroleum and petrochemical products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system.

YPF sells two types of gasoline: (i) Infinia gasoline, a premium 98 octane gasoline; and (ii) Super gasoline, a regular 95 octane gasoline. In 2025, the premium mix obtained (26.1%) increased 1.3 percentage points (“pp”) compared to the mix obtained in 2024 (24.8%). Additionally, YPF sells two types of diesel: (i) 500 parts per million (“ppm”) of sulfur diesel (“low-sulfur diesels”); and (ii) 10 ppm of sulfur diesel (“Infinia diesel”). In 2025, their mix was 32.4%, representing an increase of 3 pp compared to the mix obtained in 2024 (29.4%). Additionally, in October 2025, we launched a new fuel, “D10” (10 ppm of sulfur) for the passenger transport segment reaching a sales volume of 24,076 m3 as of December 31, 2025.

In 2025, YPF maintained its leading position in the sale of liquid fuels in Argentina, with a market share of 55.5%. According to information provided by the SE, as of December 31, 2025, our market share of Infinia and Super gasolines was 58.5% and 54.4% respectively, compared to 58.7% and 55.3%, respectively, as of December 31, 2024; and, as of December 31, 2025, our market share of low-sulfur diesels and Infinia diesel was 52.7% and 62.2%, respectively, compared to 53.8% and 62.6%, respectively, as of December 31, 2024.

The table below, for each of the periods indicated, provides information about our domestic market liquid fuels sales volumes:

	For the year ended December 31,
	(km3)			(%)
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Sales volume
Super gasoline	4,361	4,353	4,356	0.2%	(0.1%)
Infinia gasoline	1,541	1,430	1,707	7.8%	(16.2%)
Diesel (500 and 800 ppm)	5,554	5,891	6,416	(5.7%)	(8.2%)
Infinia diesel (10 ppm)	2,663	2,458	2,579	8.3%	(4.7%)
Total	14,119	14,132	15,057	(0.1%)	(6.1%)

YPF | Form 20-F | 2025

During 2025, competitors remained active in communication, promotions, loyalty actions and bank discounts. To enhance brand loyalty, YPF launched campaigns with the aim of positioning itself on the following features: quality, proximity, innovation, avant-garde, trajectory and being an engine of the Argentine economy. Throughout 2025, we showed high presence in all media with campaigns from Infinia, YPF Boxes, YPF’s convenience store unit (“Full stores”) and ServiClub, promoting the quality of products, generating closeness with benefits and improving customer experience. Additionally, in 2025, the alliance with Adidas was renewed through a soccer ball promotion, strengthening YPF’s brand loyalty.

The YPF App is a mobile application of our subsidiary YPF Digital that functions as a virtual wallet, enabling transactions both within and outside the YPF ecosystem. It streamlines fuel purchases, payments at Full stores, and Boxes services, offering exclusive discounts. Through QR code payments, users can use linked credit or/and debit cards or account balances, earn and redeem ServiClub points, and manage fuel dispensing. Additionally, it allows access to various financial services and other features, such as bill payments and transfers, among others.

In 2025, YPF consolidated its leadership in digital payments. The YPF App was the main driver of this transformation, exceeding 64 million transactions during 2025, a milestone that reflects sustained customer adoption. The use of the YPF App not only streamlined payments and strengthened customer loyalty but also allowed for consistent improvements in customer experience and personalization. Within this context, the YPF App positioned itself as the leading payment method within YPF’s own network.

Additionally, nearly 4 out of 10 transactions at our retail service stations network were made through the digital payment methods (which include the YPF App). Additionally, in December 2025, 45.0% of payments at operated retail service stations were collected through the QR payment method.

During 2025, the YPF App took a key strategic step by becoming an open application, beginning its evolution into the leading mobility platform in Argentina. This process expanded its reach beyond fuel payments, incorporating new features such as self-service, free transfers, bill payments, and payments in U.S. dollars, among others. These functionalities consolidated the YPF App as a comprehensive digital ecosystem, aimed at solving specific user needs and generating a direct impact on our business, such as the “Nighttime Differential Pricing”, where the YPF App was one of the channels selected to implement the discount.

The continued expansion of the digital ecosystem and the integration of services increasingly linked to mobility strengthen the role of the YPF App as a comprehensive point of contact with customers, consolidating its development and decisively advancing towards leadership in the mobility ecosystem in Argentina.

Furthermore, in the context of an increasingly competitive and dynamic market, YPF strengthened its commitment to innovation and leadership with the launch of the Commercialization RTIC in 2025. This initiative leverages real-time data and AI to optimize strategic decision-making across more than 1,600 service stations and over 1,000 Full stores nationwide. The main purpose of the Commercialization RTIC is to consolidate YPF’s leadership, maximize business profitability, elevate customer experience, and optimize commercial operations.

As of December 31, 2025, Marketing division’s business units are grouped as follows: (i) Retail unit; (ii) Transport & Industry unit; (iii) Aviation unit; (iv) Lubricants unit; and (v) Chemical unit, focusing on each kind of customers’ requirements.

Retail unit

The Retail unit focuses on delivering the best experience at our retail service stations, based on sustainability, technology, and innovation. Our goal is to provide energy and convenience solutions to our customers in transit. We subdivide the Retail unit into the (i) Retail Network sub-unit and (ii) Convenience Store sub-unit.

Our Retail Network sub-unit sells through a consignment model fuels to the retail service stations. In 2025, we remained as the main fuel retailer in Argentina, with 32.1% of the Argentina’s retail service stations as of December 31, 2025, according to our estimates.

As of December 31, 2025, the Retail Network sub-unit sales network consisted of 1,688 active retail service stations in Argentina, of which 130 are operated by Operadora de Estaciones de Servicios S.A. (“OPESSA”), our wholly-owned subsidiary, 142 are operated by the Automóvil Club Argentino (“ACA”), and the rest are operated by third parties.

In 2025, we inaugurated 21 retail service stations, which have impacted 20 districts and 12 Argentine provinces; as part of a strategy aimed at consolidating our presence in Argentina’s most competitive and fastest-growing markets, 85.7% of these retail service stations were new constructions.

Additionally, we continued with our infrastructure plan in retail service stations owned by YPF and invested US$ 35.2 million in image renewal, pumps, tanks, convenience stores (“Full stores”), lubrication points, tele measurements and remodeling, among others.

During 2025, we continued with the “Transformation of the Network” project enabling the installation of a new image on 365 retail service stations (including “New Full stores image”) surpassing our annual goal by 1.7%.

Throughout 2025, YPF successfully renewed 96.0% of its expiring contracts with third party retail service station owners, which enabled us to maintain a leading position in the market.

Additionally, we implemented an optimization process along the retail service stations operated by OPESSA, which included a comprehensive review of operations and the transfer of 23 retail service stations to third parties and 2 were left without operation. We also sold 2 service stations property of YPF S.A. to third parties. This strategy enabled us to focus resources on high-potential locations, improve profitability indicators, and align our retail network with the Company’s strategic objectives.

In 2025, YPF developed a groundbreaking initiative to install self-service fuel dispensers at retail service stations in multiple locations throughout Argentina. This strategic project was designed to drive operational efficiencies, strengthening the profitability and sustainability of our retail network.

Besides, we evolved our “proximity station” (“ECER”, by its acronym in Spanish) model, originally designed for small towns, by introducing ECER+. This new concept features a transportable module for fast and secure fuel dispensing, complemented by a second module offering a full convenience store experience, which enables us to address seasonal demand in tourist destinations and provide temporary coverage during major renovations at other retail service stations. The first ECER+ operation was launched in the 2026 summer season in the Pinamar City, one of Argentina’s leading coastal tourist destinations in the Buenos Aires Province.

YPF’s Convenience Store unit (“Full stores”) is a franchise which comprises 1,168 convenience stores. Out of these, we operate 137 through OPESSA, while 1,031 are operated by third parties. YPF’s stores franchising model generates income in the form of royalties paid by stores and suppliers, materialized as a percentage of the store’s sales. Our main strategy for this unit is expansion, and our objective is to transform all the retail service station stores into Full store franchises.

Our flagship store, “CABA Figueroa Alcorta” Full store (operated by OPESSA) in the Autonomous City of Buenos Aires, was chosen as one of the top 5 convenience stores in the world by the National Association of Convenience Stores of the United States (“NACS”) in 2025.

In 2025, the number of Full stores increased by 13.8% compared to 2024, with 142 new stores opening.

YPF | Form 20-F | 2025

In 2025, Full stores sold around 238 million units distributed in more than 1,715 stock keeping units (“SKU’s”). The main categories of products sold were coffee, hot & cold meals, non-alcohol drinks, convenience and kiosk products.

Transport & Industry unit

In the Transport & Industry unit, with focus on the customer, we developed a segment and channel strategy aimed at maximizing value for both YPF and our clients. Our purpose is to promote efficiency in the value chain of our industry segment customers, offering energy solutions, supplies and services. Consequently, by keeping us close to our customers, we developed innovative tailored solutions.

Our Transport sub-unit provides fuels (diesel and gasoline), lubricants and automotive urea, either directly from our refineries to the point of consumption, or through our network of retail service stations for those customers members of our business known as “YPF Ruta”, an integral solution for the management of all types and sizes of fleets of any activity.

In 2025, the YPF Ruta App achieved a penetration of 12.7%, with 1.7 million transactions per month.

The Industry sub-unit supplies the entire industry sectors in Argentina, which requires a broad portfolio of products and services to meet customer needs. We supply products such as fuels (diesel, gasoline, jet fuel and fuel oil), lubricants, coal, asphalts, and derivatives (sulfur, CO2, decanted oil and aromatic extract), either directly from our refineries to the point of consumption through our own ground and waterway network, or through a network of 17 industrial distributors with national coverage (mining, oil and gas and asphalts).

Our purpose is to promote efficiency in the value chain of our Industry sub-unit’s customers, offering energy solutions, supplies and services.

In 2025, we supplied the fuels that third-parties DAPSA and GULF sell at their 267 retail service stations, representing 3.1% of the total local market.

The Agricultural sub-unit is focused on providing fuel and lubricants to farmers but also small industries and transport companies. As a complement, it provides an extensive portfolio of products and services as fertilizers and crop protection products. At the same time, this sub-unit has been developing and promoting sustainable agronomic practices. Its main goal is to sustain leadership in fuels used in agriculture from initial sowing to final harvesting and maintaining operational excellence throughout its network.

In 2025, this strategy was carried out through a network of 98 exclusive dealers, 6 of which are directly operated by YPF. This network is present in 19 Argentine provinces, covering all the agricultural productive areas, offering a complete agro portfolio, which includes fuel, seeds, crop nutrition and crop protection products, lubricants and ensiling bags.

In order to be a point of reference in the industry and stay close to agricultural producers, our business known as “YPF Agro” has sustained a constant renewed portfolio of products and commercial conditions for the exchange of grains. Fertilizer and phytosanitary products sales decreased by 16.2% compared to 2024.

During 2025, YPF Agro was able to shield its fuels volume with sales 7.4% above those of 2024. Regarding fertilizer sales, as of December 31, 2025, according to our estimates, our fertilizer market share was 12.0% similar to 2024. Regarding crop protection products, we began a thorough change in the business model, halting imports and entering into a full agreement with a crop protection company to allow them to use YPF Agro dealers in exchange for an annual fee payment.

Since 2024, YPF has developed crop financing with instruments such as credit cards with local banks. To keep our fuels positioning and volumes we accept several types of grains as payment (bartering operations), mainly soybean, but also corn, rice, wheat, sorghum, sunflower, barley and cotton. This is a widely used form of transaction in the agricultural sector in Argentina.

Aviation unit

Our Aviation unit provides jet fuels, such as jet A-1 fuel in 48 airports and AvGas in 38 airports across Argentina.

In 2025, sales in our aviation unit increased by 9.5% compared to 2024, and our market share for jet fuel was 55.3%. Specifically, our sales for international flights increased by 11.4% compared to 2024, while our sales for national flights increased by 7.8%.

In 2025, our Board of Directors approved a supply agreement of jet fuel with Aerolineas Argentinas S.A. for three years.

Lubricants unit

The Lubricants unit produces and markets a broad range of products, including passenger car motor oils, heavy-duty lubricants, industrial lubricants, marine lubricants, diesel exhaust fluid (“DEF”), and base oils. These products are distributed through retail, wholesale, and industrial channels, supported by an extensive network of dealers and distributors. In Argentina, YPF operates its own lubricants network, “YPF Boxes”, which comprises 428 service points nationwide and uses a salesforce-driven platform to manage sales and customer relationships.

A key manufacturing facility is located at La Plata Refinery, where lubricants are produced for both domestic and international markets. The automotive lubricants portfolio, which includes mineral and synthetic oils, has obtained approvals from global automotive and engine manufacturers, including Ford, GM, Porsche, Scania, Mercedes-Benz, Volkswagen, Renault, PSA, Audi, Deutz, Cummins, Volvo, Toyota, MAN Truck, Subaru, Suzuki, Metalfor, Detroit Diesel, ZF, Allison, and MTU.

During 2025, our lubricants and specialties market share was 34.1%, representing a 0.3% decrease compared to 2024, while we kept our position as the leading player in the Argentine market, according to information provided by the SE.

The YPF brand maintains a presence in regional lubricants markets, with products available in Uruguay, Paraguay, Bolivia, Chile, Brazil, Peru, and Ecuador. During 2025, exports totaled 8,759 m3, representing a 20.9% decrease compared to 2024. Additionally, in 2025, YPF completed the sale of its Brazilian subsidiary to a Usiquímica do Brasil LTDA., which continues to produce and commercialize lubricants under the YPF brand in Brazil. This regional footprint reflects the Company’s strategy to serve multiple South American markets through established distribution channels.

YPF offers a portfolio of base oils, including mineral and synthetic grades. The Company is the exclusive distributor of Chevron’s Group I, Group II and Group III base oils in Argentina. Local sales reached 93,555 m3, a 1.5% decline compared to 2024.

In 2025, YPF received the “Outstanding Performance Award” from Toyota in recognition of its adherence to quality standards, service, and cost compliance.

We maintain stringent quality controls to ensure compliance with applicable standards. In this sense, we achieved the following certifications: (i) for lubricants and specialties, ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, and IATF 16949-First Edition; and (ii) for DEF Azul 32, ISO 22241. Additionally, YPF’s Azul 32 is certified under the American Petroleum Institute (“API”)’s Diesel Exhaust Fluid Certification Program. Besides, we renewed our agreement with the German Association of the Automotive Industry (“VDA”) for the use of the AdBlue brand.

YPF | Form 20-F | 2025

Chemical unit

Through our Chemical unit, we produce petrochemicals products at our production units in Ensenada, Luján de Cuyo and Plaza Huincul industrial complexes.

Petrochemical production operations in the Ensenada Industrial Complex (“CIE”, by its acronym in Spanish) are closely integrated to the refining activities at La Plata Refinery, allowing for a flexible supply of feedstock, the efficient use of by-products, such as hydrogen, and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacities, for the period indicated, were as follows:

For the year ended December 31, 2025
(tn per year)
Capacity
CIE
BTX (benzene, toluene, mixed xylenes)	526,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
LAB (linear alkyl benzene)	53,000
LAS (linear alkyl benzene suphonate)	32,000
PIB (polysobutylene)	26,000
Propylene	120,000
Reforming	520,760
Plaza Huincul
Methanol	411,000
Luján de Cuyo
Propylene	100,000

Natural gas, the raw material for methanol, is supplied by our Upstream business segment. The use of natural gas as a raw material allows us to monetize our reserves, demonstrating the integration between the Chemical unit and the Upstream business segment, while raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by La Plata Refinery.

In 2025, 67.8% of our petrochemical sales (including propylene) were made in the domestic market, while we exported the remainder to Mercosur countries, the rest of Latin America, Europe and the United States.

The petrochemical plant in the CIE and the methanol plant in the Plaza Huincul Refinery are certified under ISO standards, see “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina”. The ISO certifications for each plant cover the following processes:

•

Refining process of crude oil and production of natural gas and liquid fuels, lube base stocks and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lube, aromatics, olefins, PIB and LAB/LAS, methanol production and storage.

•	Management and development of the petrochemical business of the Company, planning and economic and commercial control, commercialization and post-sale service of petrochemical products.

•	Production of complex aromatics, olefins, maleic anhydride, polybutenes and the provision of energy services that operate within the CIE.

Additionally, since 2019, the petrochemical plant in the CIE has been certified under the program “Responsible Care for the Environment” by the Argentine Chamber of Chemical and Petrochemical Industry for seven consecutive years. The most recent certification, issued by DNV GL Argentina S.A. and valid from December 2025 through December 2027, confirms that this plant continues to comply with the requirements of the Responsible Care for the Environment Program. The scope of the certification includes the production and dispatch of petrochemical products in the following operational units: aromatics, olefins, polybutenes, and LAB. This continued renewal reflects our ongoing commitment to quality, safety, and environmental management across operations.

In 2025, the production of methanol was affected by the maintenance stoppage of the unit located in the Plaza Huincul Refinery.

Midstream Gas division

In 2025, the Midstream gas division was reformulated and transferred to the Midstream and Downstream business segment, and its business units were grouped as follows: (i) Natural gas transportation unit; (ii) Natural gas storage unit; (iii) NGLs unit; (iv) LPG unit; and (v) LNG regasification unit.

Natural gas transportation unit

Natural gas is delivered by us through our own gathering systems and through the midstream companies such as Gasoducto del Pacífico (Argentina) S.A. (“GPA”), in which we have an 8.75% equity stake, and Transportadora de Gas del Sur S.A. (“TGS”) from each of the major Argentine basins to the TGS and Transportadora de Gas del Norte S.A. (“TGN”) trunk pipelines. Additionally, YPF provides midstream services, such as natural gas transportation and processing, through its own facilities.

Natural gas storage unit

We utilize natural underground structures located close to consuming markets as underground natural gas storage facilities, storing limited volumes of natural gas during periods of low demand and prices, and selling the stored natural gas during periods of high demand and prices, with the purpose of capturing the seasonal price differential. In 2025, we extracted 113.5 Mm3 of natural gas from Diadema, our principal natural gas storage facility located in the Patagonia region, near the Comodoro Rivadavia City in the Chubut Province, and we transferred the stored natural gas to the LNG and Integrated Gas business segment for sale to third parties.

NGLs unit

We carry out NGLs activities through several plants for the processing of NGLs that we own and operate, such as the Turboexpander Randall located in the Loma La Lata block (“Tex LLL”) plant, the El Portón plant, and the Turboexpander Loma Negra (“Tex Loma Negra”) plant.

YPF | Form 20-F | 2025

For the year ended December 31, 2025 (ktn per year)
Processing plant capacity	Capacity
El Portón	180.3
Loma Negra	58.4
Loma la Lata	204.0
Total	442.7

As part of the development of the two-phase network for the evacuation of associated natural gas from the northern area of the Vaca Muerta formation, in the fourth quarter of 2025, the construction of an 86.6 km pipeline with a capacity of 4.5 Mm³/d to the El Portón Industrial Complex (“CIEP”) was completed. This will enable the processing of the associated natural gas at CIEP, where several cryogenic and compression facilities are available for its treatment.

In addition, during the first quarter of 2025, the construction of the Sierra Barrosa low temperature separation (“LTS”) plant was completed, including the installation of equipment for the reception and processing of associated gas from the southern area of the Vaca Muerta formation. This enables the evacuation of up to 1.6 Mm³/d of natural gas from the La Angostura Sur I and La Angostura Sur II blocks and lays the groundwork for future expansions.

LPG unit

Through our LPG unit, we are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and export markets. We obtain LPG from natural gas processing plants and refineries, as well as from third parties.

In the domestic market, we sell LPG mainly through distributors that supply the retail market. The LPG unit does not directly supply the retail market, which is supplied by our associate, YPF Gas S.A. (“YPF Gas”), among other LPG fractionators. During 2025, we sold 23.4% of our LPG production to YPF Gas.

In 2025, LPG sales reached 734.3 ktn, compared to 760.3 ktn in 2024. In 2025, 403.0 ktn of total sales were sold in the domestic market, compared to 384.1 ktn in 2024. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2025 reached 331.3 ktn, compared to 376.2 ktn in 2024. The main destinations of these exports were Chile, Paraguay, Uruguay and Brazil. Transportation of LPG to overseas customers is carried out by truck and barges.

The LPG production and purchases from third parties, for the period indicated, are detailed in the table below:

For the year ended December 31, 2025
(ktn)
Production and purchases
LPG from natural gas processing plants (1)
El Portón	54.0
San Sebastián	15.3
Loma Negra	22.3
Estación Fernández Oro	1.3
Loma la Lata	83.9
Total LPG from natural gas processing plants	176.8
LPG from refineries and petrochemical plants
La Plata Refinery	457.1
Luján de Cuyo Refinery	123.9
Total LPG from refineries and petrochemical plants (2)	581.0
LPG purchased from unrelated parties	12.4

Total	770.2

(1)	El Portón, San Sebastian, Loma Negra, Estación Fernández Oro and Loma La Lata plants are wholly-owned by us.
(2)	Does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic anhydride).

In 2025, the deregulation process of the butane market in Argentina was completed, resulting in the liberalization of the butane’s sale prices to domestic market distributors, in accordance with SE Resolution No. 15/2025 and Decree No. 446/2025 (see Notes 35.b.3) and 35.f.2) to the Audited Consolidated Financial Statements). Consequently, maximum price caps for producers, bottlers, and distributors were permanently removed, along with product allocations subject to quotas and loading points. These measures further strengthen free market competition and enhance operational efficiency.

LNG regasification unit

Since 2011, YPF is the operator of UT Escobar (a joint venture with ENARSA), which operates an LNG regasification terminal (“LNG Escobar”) located in Escobar, in the Buenos Aires Province. In 2025, through the conversion of LNG into natural gas, LNG Escobar terminal injected 1.3 bm3 (or 47.1 bcf) of natural gas into the Argentine distribution network.

LNG and Integrated Gas

During 2025, our activities included the natural gas commercialization, the separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline through our joint venture Mega, and the development of the projects referred to LNG liquefaction activities.

Regarding our natural gas commercialization activities, in 2025, we kept our position as the largest producer of natural gas in Argentina with total natural gas sales of 14,075 Mm3, which accounted for 29% of the market share (calculated through December 2025, as provided by Ente Nacional Regulador del Gas (“ENARGAS”)), with operations in all productive basins in Argentina: Neuquina, Austral, Golfo San Jorge, Noroeste and Cuyana.

In 2025, 89% of our production of natural gas came from the Neuquina basin. We believe that natural gas from this basin offers a competitive advantage in terms of cost-competitive reserves and resources compared to natural gas from other regions.

In 2025 our production of natural gas from the Neuquina basin increased 2%, when compared to 2024, accounting as of December 31, 2025 for 33% of the market share in the Neuquina basin as provided by the IAPG.

YPF | Form 20-F | 2025

Due to the growing development of the Neuquina basin and the continuous decline in other basins, the capacity of the natural gas trunk pipelines connected to the Neuquina basin has become a relevant issue, since most of the pipelines reached full capacity between 2021 and 2022. This bottleneck hindered the evacuation of the natural gas produced in the Neuquina basin, mostly during the winter period. In this context, in 2022, the Argentine government through Decree No. 76/2022 granted a transportation concession under the Argentine Hydrocarbons Law on the Presidente Néstor Kirchner gas pipeline, later renamed to Gasoducto Perito Francisco Pascasio Moreno (“GPM”), to Integración Energética Argentina S.A. (“IEASA”, or “Energía Argentina S.A.”, “ENARSA” since August 1, 2022), to contribute to the natural gas production growth and increase our natural gas supply. With the first section of the GPM inaugurated in 2023, in July 2024 the compressor plant at the head of the gas pipeline was put into operation, and in October 2024 another compressor plant was inaugurated. The GPM gas pipeline expanded the natural gas evacuation capacity in the Neuquina basin by 21 Mm3/d, contributing to the YPF’s natural gas sales under Plan GasAr stimulus programs.

In December 2024, the Argentine government declared of National Public Interest the initiatives of TGS to expand the GPM gas pipeline and the capacity in the final sections of the NEUBA I gas pipeline, which is part of TGS regulated system, in order to increase natural gas evacuation from the Neuquina basin, which, if implemented, is expected to add 14 Mm3/d to the existing 21 Mm3/d, bringing the total transportation capacity to 35 Mm3/d, from Tratayén, in Neuquén to Salliqueló, in Buenos Aires. In October 2025, as a result of a public bid launched by the Argentine government, TGS was awarded the contract to carry out these initiatives, with the objective of enabling further domestic supply of natural gas mainly in wintertime and replacing LNG imports and alternative fuels to power generation such as gasoil, fuel oil and coal.

Additionally, with the partial flow reversal of the Gasoducto Norte gas pipeline (operated by TGN) inaugurated in November 2024, after natural gas firm imports from Bolivia ceased at the end of 2024, the flow through the pipeline has been mainly from the Neuquina basin, travelling from south to north in the new flow way, reaching the center and northern regions of Argentina. In 2025, work was underway to complete the integral flow reversal, to increase pipeline capacity through the potentiation of compression plants with the objective to reach new export markets in northern Chile and in Brazil.

During 2025, we sold 26% of our natural gas volume to local residential distribution companies, 8% to compressed natural gas (“CNG”) end-users, 28% to industrial users, 23% to power generation plants, 9% to our Midstream and Downstream business segment, and the remaining 6% was exported. In the CNG market segment, as of December 31, 2025, YPF maintained a 57% market share, the same market share as of December 31, 2024, as provided by the ENARGAS.

In addition, YPF markets natural gas through long-term and short-term contracts and spot market sales, supplying residential distribution companies, power generation plants, CNG customers, and industrial and commercial customers. The commitments with the residential and power generation segments are within the framework of the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. Under such framework, YPF has been awarded base volume contracts of 21.9 Mm3/d at an average price of 3.66 US$/MBtu, and peak volumes of 3.25 Mm3/d at a price of 6.35 US$/MBtu. Moreover, YPF was awarded an incremental contract for volumes of natural gas from the Noroeste basin according to a maximum incremental production curve at a price of 9.8 US$/MBtu from October 2023 to December 2026 and 6.0 US$/MBtu from January 2027 to December 2028. If the maximum volumes of the incremental natural gas production curve are not obtained, regardless of the cause, and/or there are deviations of the incremental natural gas production curve from the maximum daily amount of natural gas, these events do not constitute a breach of the commitment. For further information see Note 35.f.1) to the Audited Consolidated Financial Statements.

Additionally, we carry out NGLs activities through Mega, a company in which we have a 38% equity stake and we jointly control with Petrobras (34%) and Dow Chemical (28%), which operates an NGLs separation plant located in Loma La Lata block, in the Neuquén Province; a pipeline that transports the NGLs produced in Loma La Lata block to the Bahía Blanca City, in the Buenos Aires Province; an NGLs fractioning plant, which separates the ethane, propane, butane and gasoline, located in the Bahía Blanca City; and transportation, storage and port facilities in the NGLs fractioning plant, with an aggregate maximum annual production capacity of 1.8 million tons of gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas for the development of these activities. As of the date of this annual report, Mega’s project for the construction of a new fractioning module in the NGLs fractioning plant in the Bahía Blanca City is being executed, expecting start up in the first quarter of 2026.

Regarding LNG liquefaction activities, in June 2025, in line with the Company’s forth pillar of its “YPF 4×4” plan (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4””), YPF S.A. and ENI signed a Heads of Agreement for the evaluation and later execution of basic engineering for the Argentina LNG project. The scope of the agreement was to jointly develop a liquefaction capacity of 12 million tn/y. Additionally, in November 2025, YPF, ENI and XRG P.J.S.C. (“XRG”) signed a Framework Agreement that defines the terms of cooperation between YPF, ENI and XRG for XRG’s due diligence of the LNG Project between YPF and ENI and XRG’s potential participation, through a to-be-incorporated affiliate of Abu Dhabi National Oil Company (“ADNOC”) and XRG in this project. These agreements were superseded by the execution of a tripartite Joint Development Agreement signed by the aforementioned companies in February 2026. This new agreement covers the collaborative development of the 12 million tn/y between YPF, ENI and XRG for the Argentina LNG Project. As of the date of this annual report, the Argentina LNG Project has awarded the early engineering designs for the main infrastructure packages, has selected consulting firms to carry out the environmental impact studies and has signed an engagement letter with a financial advisor.

In December 2025, YPF and Shell Argentina S.A. executed a termination agreement to formally conclude the Project Development Agreement originally signed by both parties in December 2024.

Additionally, in May 2025, YPF S.A. (through its wholly-owned subsidiary Sur Inversiones Energéticas S.A.U. (“SIE”)) joined Southern Energy S.A. (“SESA”)’s LNG Project with a 25% equity interest in SESA, which involves (i) the construction of a dedicated gas pipeline from the Vaca Muerta formation to San Antonio Este in the Río Negro Province, (ii) two Bareboat Charter Agreements with Golar (“BBCA”) for the floating liquefied natural gas (“FLNG”) vessels, the Hilli Episeyo (“FLNG Hilli”) and the FUJI LNG (“FLNG MKII”) (under construction) of 2.45 and 3.50 million tn/y liquefaction capacity, respectively, (iii) Gas Sales Agreements for the supply of 26.6 Mm3/d (of which SIE will supply 7.4 Mm3/d), and (iv) LNG Sales and Purchase Agreements for the whole LNG volume produced (of which SESA and SEFE Securing Energy For Europe GmbH agreed in March 2026 on a contract for SESA to sell 2 million tn/y of LNG for 8 years beginning in 2027 when the FLNG Hilli operations commence). In August 2025, the board of directors of SESA took a Final Investment Decision (“FID”) for the FLNG Hilli and FLNG MKII vessels, which the commercial operation dates are expected for 2027 and 2028, respectively.

Natural gas delivery commitments and supply contracts

We are committed to providing fixed and determinable quantities of natural gas in the near future under a variety of contractual arrangements.

As of December 31, 2025, we were contractually committed to deliver 50,304 Mm3 (or 1,774 bcf) of natural gas in the future (without considering interruptible export supply contracts), of which 12,895 Mm3 (or 455 bcf) will have to be delivered in 2026. The aforementioned figures contain the commitments within the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 stimulus programs (see Note 35.f.1) to the Audited Consolidated Financial Statements). According to our estimations as of December 31, 2025, our contractual delivery commitments could be met with our own production and, if necessary, with purchases from third parties. For further information regarding our hydrocarbons production see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves—Oil and gas production, production costs and sales prices”.

Since 2004, the Argentine government has established regulations for both the international and domestic natural gas markets, which have affected the ability of Argentine producers to export natural gas. Consequently, in the past, because of actions taken by the Argentine government, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Thus, we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position.

YPF | Form 20-F | 2025

The current regulatory framework allows firm and interruptible exports, subject to SE’s non-objection. From 2024, the SE allowed for the request of export firm permits on a multi-year basis subject to certain limits and conditions.

On January 5, 1995, March 11, 1997, and November 13, 2001 (“GSA 2001”) we committed under agreements to supply natural gas to the Methanex S.A. (“Methanex”)’s plant in Cabo Negro, Punta Arenas, in Chile, of which only GSA 2001 for 1.1 Mm3/d is currently in force. Pursuant to the Argentine government intervention, deliveries have been interrupted since 2007.

As a result of negotiations with Methanex, YPF entered into various agreements that involved investments by YPF in hydrocarbon exploration in Chile, tolling agreements and, as of 2019, firm and interruptible natural gas supply contracts, in order to replace the commitments under the original agreements in accordance with the natural gas export regulations in force in Argentina, which include an agreement between YPF and Methanex for the recovery of volumes not delivered for regulatory reasons. In August 2024, YPF entered into a muti-year term firm agreement with Methanex that allows the supply of the remaining natural gas volumes originally committed under the GSA 2001 until December 2025 and the natural gas volumes not delivered for regulatory reasons agreed to be recovered with Methanex until November 2027.

In 2024, the Argentine government called for the submission of export sales agreements in order to evaluate firm natural gas exports authorizations on a yearly basis. Maximum firm potential volumes to be contracted and applied to be granted for a firm export authorization for 2025 were, for YPF, up to 2.1 Mm3/d from January to April, 1.6 Mm3/d from May to September and 2.1 Mm3/d from October to December.

Additionally, the Argentine government allowed for the request of firm export authorizations on a multi-year basis, from 2026 to 2028. The potential contractual volumes allowed to be requested for firm export permits to YPF were 50% of those allocated in 2025 (1.0 Mm3/d from January to April, 0.8 Mm3/d from May to September and 1.0 Mm3/d from October to December). The Argentine government also allowed the possibility for non-Plan GasAr 2023-2028 participants to request for multi yearly export permits for a total of up to: (i) from de Neuquina basin (from January to December), 2025: 1.5 Mm3/d and 2026-2028: 0.8 Mm3/d; and (ii) from the Austral basin (for the summer period, from October to December and from January to April), 2025: 1.0 Mm3/d and 2026-2028: 0.5 Mm3/d. With respect to the authorizations granted by the Argentine government, YPF has applied for: (i) from the Neuquina basin: 1.5 Mm3/d from January to April 2025, 1.6 Mm3/d from May to September 2025, 1.2 Mm3/d from October to December 2025, 0.3 Mm3/d from January to April 2026, 0.4 Mm3/d from May to September 2026 and 0.3 Mm3/d from October to December 2026; and (ii) from de Austral basin: 1.1 Mm3/d from September 2024 to November 2027. 100% of these volumes were contracted with customers in Chile.

In June 2025, the Argentine government called for the submission of export sales agreements in order to allow firm natural gas exports from the Neuquina basin from January 2026 to December 2028. The volume assigned to YPF was: (i) 2026: 1.8 Mm3/d from January to April and from October to December and 1.7 Mm3/d from May to September; (ii) 2027: 2.5 Mm3/d from January to April and from October to December and 1.1 Mm3/d from May to September; and (iii) 2028: 2.2 Mm3/d from January to April and from October to December and 1.8 Mm3/d from May to September.

In November 2025, the Argentine government allowed for the request of additional firm export authorizations from the Neuquina basin, from January 2026 to December 2026. The potential contractual volumes allowed to be requested for firm export permits to YPF were: 0.6 Mm3/d from January 2026 to April 2026; 0.4 Mm3/d from May 2026 to September 2026; and 0.8 Mm3/d from October 2026 to December 2026.

Additionally, through the Bases Law, it was established that exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection. For further information see Notes 35.a.1) and 35.c.2) to the Audited Consolidated Financial Statements.

For additional information on related regulations, see Note 35.c) to the Audited Consolidated Financial Statements.

For information regarding claims arising from restrictions in the natural gas market see “Item 8. Financial information—Legal proceedings”.

New Energies

Natural gas distribution activities

We distribute natural gas through our subsidiary Metrogas, in which we hold a 70% stake, a natural gas distribution company located in the Autonomous City of Buenos Aires and southern suburbs of the Buenos Aires Province, and the main natural gas distributor in Argentina. During 2025, Metrogas distributed 6,702 Mm3 (or 236 bcf) of natural gas to 2.3 million customers. Prices that regulate the natural gas distribution market are determined by a complex and regulated framework. The most significant changes to the regulatory framework that occurred in 2025 are outlined below.

On April 30, 2025, ENARGAS Resolution No. 257/2025 approved: (i) the Quinquennial Tariff Review (“RQT”, by its acronym in Spanish) corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025-2030; and (iv) the initial pricing scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, and a monthly inflation-adjustment mechanism, and the new pricing schedules.

On June 5, 2025, SE Resolution No. 241/2025 established that the transportation and distribution prices will be adjusted on a monthly basis according to the variations in the indexes established by ENARGAS in the RQT, which correspond to the variation in equal parts of the CPI and the WPI published by the INDEC.

On June 6, 2025, ENARGAS Resolution No. 363/2025 approved: (i) the methodology for the monthly adjustment of prices; and (ii) the pricing charts to be applied by Metrogas effective as from June 6, 2025.

ENARGAS, through several resolutions, approves the pricing schemes to be applied by Metrogas on a monthly basis within the framework of the RQT in accordance with the provisions of ENARGAS Resolution No. 363/2025. For additional information regarding YPF’s shareholding in Metrogas and Metrogas’ pricing scheme.

For additional information on related regulations, see Note 35.c.3) to the Audited Consolidated Financial Statements.

Power generation activities

During 2025, our power generation activities included the generation of conventional thermal electric power and renewable energy through our joint venture YPF EE (commercially known as “YPF Luz”), including its subsidiary Central Dock Sud S.A. (“CDS”), and our joint venture CT Barragán.

In 2025, we participated directly and, indirectly through YPF EE and CT Barragán, in 17 power generation plants, with an aggregate installed capacity of 4,345 MW.

YPF | Form 20-F | 2025

In 2025, YPF EE kept its position as one of the strongest competitors in the electricity generation market in Argentina, being the biggest player in the private market (Mercado a Término de Energías Renovables, or “MATER”) with 23.1% of the market share in generation and holding the second place in renewable energy generation with 10.1% of the market share, as informed by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”).

In 2025, YPF EE generated 14,390 GWh through its power plants located in the Tucumán, San Juan, Córdoba, Buenos Aires, Neuquén, Santa Cruz and Chubut Provinces, presenting an increase in power generation of 8.7% as compared to 2024.

The average electricity cost was 70.0 US$/MWh, a 2.0% decrease compared to 2024 (the average cost in Argentine pesos was 88,118 Ps./MWh, a 33.2% increase compared to 2024). For additional information regarding remuneration of power generation units not committed under contracts.

On October 21, 2025, SE Resolution No. 400/2025 approved the “Rules for the Standardization of the WEM and its Progressive Adaptation”, which sets forth among others the modifications for the management of fuels, the determination of prices and the operation of the term market and the spot market, applicable as from November 1, 2025. These measures are intended to ensure supply reliability, operational efficiency, and the economic sustainability of the national electricity sector.

Regarding the renewable energy market, the Manantiales Behr, Los Teros I, Los Teros II, Cañadón León and General Levalle wind farms and the Zonda solar farm, all wholly-owned by YPF EE, represented in Argentina 10.1% of renewable power generation in 2025 and 9.8% of renewable electric power installed capacity as of December 31, 2025, as informed by CAMMESA.

In May 2024, the construction of CASA wind farm, to be located in Olavarría City, in the Buenos Aires Province, commenced, with an estimated investment of US$ 80 million, which will have a total installed capacity of 63 MW, from which 28 MW will be allocated to the self-generating power of Cementos Avellaneda S.A. and the rest to supply the industrial demand within the MATER. In February 2026, CAMMESA authorized the commencement of commercial operations in the Wholesale Electricity Market (“WEM”) of the CASA wind farm for a net capacity of up to 63 MW to be injected into the Argentine Electricity Grid (“SADI”, by its acronym in Spanish).

In October 2024, the construction of the second solar farm for electricity generation, El Quemado, to be located in the Mendoza Province commenced, with an estimated investment of US$ 210 million, which will have an installed capacity of 305 MW. This solar farm is anticipated to be fully completed and commissioned by the first half of 2026. In December 2025, CAMMESA authorized the commencement of partial commercial operations in the WEM of the El Quemado solar farm for a net capacity of up to 100 MW to be injected into the SADI, effective as from December 23, 2025.

Additionally, in October 2024, YPF EE’s board of directors approved the application for adherence to the RIGI for El Quemado solar farm submitted by Luz del Campo S.A., a wholly-owned subsidiary of YPF EE. Such adherence was approved by the Ministry of Economy in January 2025.

In February 2025, CAMMESA launched a bidding process for the construction of battery energy storage projects in the Buenos Aires Province, targeting an initial 500 MW of installed capacity to enhance reliability and power supply conditions in the metropolitan area of the Buenos Aires Province by storing energy and feeding it back to the WEM during peak demand hours. In August 2025, through SE Resolution No. 361/2025, CDS was awarded a battery energy storage project with 90 MW of storage capacity and a capacity price of US$ 12,815 MW/month. This project is expected to be completed and commissioned during the fourth quarter of 2026, with an estimated investment of US$ 57 million.

For additional information on related regulations, see Note 35.d) to the Audited Consolidated Financial Statements.

Fertilizers activities

During 2025, and until December 2025, our activities in the fertilizer market included the production, storage, distribution and sale of fertilizers through our joint venture Profertil S.A. (“Profertil”), one of the market leaders of fertilizers in the Southern Cone. In 2025, Profertil produced 1.0 million tons of urea and 0.6 million tons of ammonia through its production facility in the Bahía Blanca city, in the Buenos Aires Province.

On December 12, 2025, the Company entered into a share purchase and sale agreement with Agro Inversora Argentina S.A. (“Agro Inversora”), a company belonging to the Adecoagro Group, whereby, subject to the fulfillment of the closing conditions, YPF S.A. committed to transfer 50% of the shares and capital stock of Profertil. On December 18, 2025, after the fulfillment of all the closing conditions, the sale and transfer by YPF S.A. of 50% of the shares and capital stock of Profertil was completed.

The sale price of the transaction after the price adjustment agreed by YPF S.A. and Agro Inversora in the share purchase and sale agreement amounted to US$ 596.3 million which was paid in cash for US$ 200 million and the remaining balance through a credit in favor of YPF S.A. for US$ 396.3 million. See Note 3 “Sale of equity participation in Profertil” section to the Audited Consolidated Financial Statements.

Other new energies activities

Through our subsidiary Y-TEC, we are involved in providing research and development services in the field of technology applied to the hydrocarbon industry. For further information see “Item 4. Information on the Company—Research and development”.

Additionally, we work on the definition and development of new energies portfolio.

Seasonality

Historically, our results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, we are subject to seasonal fluctuations in our sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

Research and development

In 2012, YPF created Y-TEC, its research and development (“R&D”) company dedicated to creating technological solutions and specialized services for YPF S.A. and the broader energy sector. YPF S.A. holds 51% of Y-TEC, while Argentina’s National Science and Technical Research Council (“CONICET”) holds the remaining 49%.

Y-TEC applies an open-innovation approach, partnering with technological institutions to enhance regional leadership. This model reduces technological risk, accelerates deployment timelines, lowers costs, and strengthens Y-TEC’s capabilities by integrating knowledge and expertise from scientific communities in Argentina and abroad.

In addition, Y-TEC develops opportunities across both established and emerging energy sectors. Its activities are aligned with YPF’s strategic pillars (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4””) and carried out in facilities equipped with 48 laboratories, 12 experimental plants, and a team of 272 professionals.

Y-TEC oversees and coordinates YPF’s R&D activities, managing a project portfolio of 32, 39 and 63 projects under development as of December 31, 2025, 2024 and 2023, respectively. Beginning in 2024 and continuing through 2025, the project portfolio was systematically refined to align with YPF’s strategic plan and the pillars of Y-TEC’s growth strategy. In parallel, Y-TEC operates technical service and technical assistance platforms that provide laboratory and field support to customers in the Argentine energy sector. In 2025, Y-TEC executed 98 technical services and assistance activities.

YPF | Form 20-F | 2025

The R&D portfolio covers three core areas, organized in divisions across Y-TEC: (i) oil and gas (production, transport, and subsurface technologies); (ii) fuels, chemicals, and biologicals; and (iii) low-carbon energies and environmental sustainability.

The oil and gas division focuses on improving operational efficiency and reducing costs through the development and application of advanced technical solutions. It also provides multidisciplinary technical services to address operational challenges across the oil and gas value chain. In 2025, Y-TEC led three consortiums centered on the Vaca Muerta formation:

(i)	Vaca Muerta Sustained Productivity: Dedicated to the optimization of oil and gas production through integrated-permeability analysis.
(ii)	Vaca Muerta Enhanced Recovery: Dedicated to the application of EOR techniques, including surfactants and CO2-based processes.
(iii)	Vaca Muerta Proppant Agents: Dedicated to the development of logistics solutions to ensure proppant availability for full-scale development.

The first two consortiums are ongoing, and their R&D plans are reviewed annually in line with the priorities of their member companies. The third consortium concluded in November 2025 after achieving its technical objectives. In 2026, Y-TEC is expected to continue advancing in collaborative consortiums.

Additional activities include reservoir simulations for shale geological formations, digital geological rock modeling, image analysis, and new geological rock characterization methods to improve understanding of the subsurface and enable data-driven decision-making. Y-TEC also develops tools and equipment to improve efficiency and performance in perforation, workover, hydraulic fracturing, and production operations.

The fuels, chemicals, and biologicals division develops high-performance fuels and innovative chemical solutions for oilfield applications. Its portfolio includes tailor-made additives designed to improve oil production efficiency and reduce operating costs, including products specifically engineered for the Vaca Muerta formation.

Y-TEC also leads national R&D efforts on microbiologically induced corrosion (“MIC”), coordinating a multi-client consortium to model and quantify the impacts of MIC across Argentina’s energy infrastructure.

In addition, with the support of the Marie Skłodowska-Curie Actions grant, Y-TEC is advancing on new R&D lines in environmentally sustainable materials, specifically exploring novel polymers for next-generation applications.

The low-carbon energies and environmental sustainability division conducts R&D actions in critical minerals and materials (such as lithium and graphite), green hydrogen, ecosystem restoration in semi-arid regions, and advanced oxidation technologies. One major innovation is an advanced-oxidation process using nanobubbles to treat water with low hydrocarbon concentrations, demonstrating strong performance in hydrocarbon degradation and microalgae control.

In 2025, Y-TEC concluded the development of the “Y-ALGAE” bioreactor, designed for biological CO2 capture. This technology is currently in the minimum viable product phase, and strategies for industrial and commercial deployment are under evaluation.

Consistent with YPF’s environmental commitments, Y-TEC develops technologies to reduce operational impacts, including oil recovery from water and soil and revegetation techniques for affected areas.

In 2025, the H2AR Consortium, created by Y-TEC in 2020, expanded across Latin America, includes 38 member companies across the hydrogen value chain and maintains collaboration with leading international hydrogen organizations.

The technologies that have been introduced to the market in the last three years include:

•	2025: “Y-FRED” High Viscosity Friction Reducer (“HVFR”), following a successful pilot. A larger-scale test is scheduled for 2026.
•

2024: Oilfield chemicals including (i) “Y-FLUX”, paraffin inhibitors; and (ii) “Y-BREAK”, a demulsifier based on self-produced graphene nanotechnology with a dual version (demulsifier + paraffin-dispersant, all in one).

•	2023: (i) Chemicals for upstream activities, including biocides and nano emulsified systems, among others; and (ii) “Y-ALGAE”.

Competition

YPF is a vertically integrated energy company, which allows us to generate synergies and to take advantage of economies of scale among our different business segments.

We are involved in the entire oil and gas value chain, including the production, refining, commercialization, and distribution of hydrocarbons, obtaining margins at all levels, which gives us unique flexibility in managing our portfolio in relation to our target markets. Our crude oil production is currently directed mainly to our refineries, but the ongoing increase in production, together with the commissioning of new infrastructure, is expected to raise the share of our crude oil being allocated to exports. The fuels sold both at our retail service stations and through the rest of the commercialization channels come mostly from our refineries and are supplemented by imported fuels when the market conditions require it. This countrywide presence in the domestic market ensures a robust client portfolio in the long term, reinforcing the opportunities for profitability through the integrated value chain. Therefore, the Company maintains its leadership in Argentina in practically all the business segments in which it operates.

We encounter competition from international and domestic oil and gas companies: (i) in acquiring or renewing exploration permits and exploitation concessions; (ii) in operating in a dynamic market in the Argentine downstream industry; and (iii) in arranging natural gas sales agreements with different clients, natural gas transport capacities in major gas pipelines and natural gas processing and treatment; and from international and domestic power companies in energy generation and distribution in awarding power purchase agreements for new projects. In such context, our competitive strengths are: (i) we are the largest producer of crude oil and natural gas in Argentina and one of the largest shale operators outside the United States; (ii) we have a substantial portfolio of oil and gas concessions in Argentina; (iii) we have significant refining and logistics assets, we are the largest refiner in Argentina with a processing capacity that represents more than 50% of Argentina’s total refining capacity and operates with high utilization rates, and our refining system is highly complex, which gives us the flexibility to transfer part of our production resources to products with higher added value; (iv) we are the leading company in both the retail and wholesale fuel markets in Argentina, with a nationwide network and a market share that in the last years has exceeded half of total domestic fuel sales; and (v) we have a consolidated integrated position in the gas and power industry.

We continuously assess the external environment and our competitive position to adjust our business strategies and plans to create and sustain our competitive advantages.

Our environmental, social and governance (“ESG”) commitment

One of our values is our commitment to responsible ESG management, which is an integral part of our objectives and our way of working and doing things. In addition, it is a commitment established in our Code of Ethics and Conduct (“CDEyC”, by its acronym in Spanish), which each member of our Company must make their own.

We have corporate policies on this matter, and our approach in this area focused on four priorities during 2025: (i) People; (ii) Energy; (iii) Environment; and (iv) Society. Guided by our corporate values, policies and CDEyC, our vision and strategy frame our understanding of and our response to ESG issues.

YPF | Form 20-F | 2025

ESG governance

The Board of Directors of YPF S.A. follows up ESG matters through the Risk and Sustainability Committee, which monitors the main internal and external risk factors that are specific to the company and/or its activities, receives reports from management on the implementation of comprehensive strategic, operational, environmental and legal business risk management policies, including those related to social and environmental impact, new energy scenarios, or extreme weather events, and ensure they are properly implemented, among other functions. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Risk and Sustainability Committee”.

The Senior Management, in relation to the business units under their responsibility, regularly oversee issues and risks related to the care of people, the environment, community relations, and corporate governance. The business units are responsible for executing sustainability-related ambitions and managing associated risks and performance. Additionally, the Sustainability and Energy Transitions Department, which reports to the New Energies Vice Presidency, operates at corporate level and is responsible for raising awareness about sustainable management across the Company. It is tasked with proposing and advancing, transversally, the work plan aligned with our Sustainability Priorities, preparing the Company’s Sustainability Report, and provides regular updates to the Risks and Sustainability Committee. Other corporate managers who are also responsible for sustainability-related matters are those in charge of operational and people safety and environmental protection, within the Quality, Environment and Safety Vice Presidency; People and Culture Vice Presidency; Legal Affairs Vice Presidency; and Compliance Office. These corporate functions are also responsible for advising and reporting on ESG risks and performance to the Senior Management.

As part of the process of preparing our Sustainability Report each year, we conduct a materiality analysis to identify our stakeholders’ perceptions, opinions, and expectations. Thus, we update the material issues to report, that is, those that have or may have significant economic, environmental, or social impact on the Company’s relationship with its stakeholders. To define the list of topics to be consulted, we considered the context of global sustainability and risk management, media analyses, investor inquiries, and relevant global ESG standards (such as the Global Reporting Initiative (“GRI”), and the Sustainability Accounting Standards Board (“SASB”)).

In 2025, YPF continued with ESG performance targets linked to both business units and corporate departments, including the Accident Frequency Rate (“AFR”), CO2e Emissions Intensity and externally evaluated ESG performance. Results associated with these ESG performance targets were a component of the variable compensation programs for various levels of employees, including members of the Senior Management.

ESG issues management

YPF is committed to operating in balance with its environment, in a sustainable way. In this sense, it carries forward its mission to produce and provide energy focusing on environmental care, trying to minimize possible negative impacts, looking to enhance the positive effects associated with its operations and prioritizing the protection of workers, the environment and respect for the communities. We manage our operations with a preventive approach, in accordance with applicable regulations and the guidelines of our Quality, Environment and Safety Policy, which are integrated into our Operational Excellence Management Model.

The Operational Excellence Model, which has been in place since 2018 and which has been implemented across all business units as well as in interactions with suppliers and contractors, aims to achieve outstanding organizational management and sustainable long-term results through continuous improvement. It establishes criteria for compliance and excellence that focus on risk and impact management through measures adapted to local contexts, as well as it incorporates the requirements of recognized international standards ISO 45001 (occupational health and safety), ISO 14001 (environment management systems), and ISO 9001 (quality management systems). In addition, based on this Model, we develop processes and standards.

Furthermore, our Operational Excellence Model allows all the Company’s areas to find the scope of their responsibilities and contributions to operational excellence, as well as articulate their guidelines in pursuit of the prevention of unwanted impacts. It also involves developing investment plans to face contingencies that may affect people, the environment, the integrity of our assets, and the fulfillment of commitments with stakeholders.

We measure our progress in ESG based on priority issues for our business and stakeholders, with annual and multi-year targets. In this sense, as a company of the energy sector, our sustainability initiatives are focused on secure and efficient energy production, creating economic value and decent work conditions, reducing emissions, innovating by developing new energy solutions, and conducting safe and responsible operations.

Initiatives and actions

Participation in associations and alliances. In this sense, during 2025:

•

As part of good corporate governance practice, we once again voluntarily participated through the S&P GCSA 2025 based on Dow Jones Sustainability Indices (“DJSI”). We achieved to position YPF among well-performing companies in the global oil and gas industry. During 2025, we maintained the performance ranking within the top 5% of top performers for the Oil and Gas Upstream and Integrated category. The S&P GCSA enables YPF to directly report key sustainability metrics and benchmark the Company’s performance on a wide range of oil and gas industry-specific economic, environmental, and social criteria that are relevant to a more efficient management and which are part of the ESG risk management assessments that the market evaluates. We also participate in the EcoVadis initiative, which is one of the world’s largest and most prestigious provider of sustainability qualification with over 100,000 evaluated enterprises, at which we achieved the Silver Category.

•

We continue to participate in the Sustainability Commission of the IAPG, and also as members of the United Nations Global Compact, the Extractive Industries Transparency Initiative (“EITI”) working group in Argentina together with the IAPG and the Cámara de Exploración y Producción de Hidrocarburos (Hydrocarbons Exploration and Production Chamber or “CEPH”), and the Cámara Argentina de Empresarios Mineros (Argentine Mining Enterprises Chamber or “CAEM“). In the first quarter of 2025, the Argentina’s EITI fourth cycle report for the period 2022-2023 was published.

Social aspects

In addition to complying with Argentina’s applicable regulations on working conditions, healthcare and people’s safety, trade union associations and the right to collective bargaining, diversity and equal opportunities, and respect for the communities with which we interact; as well as respecting human rights according to the provisions of the Universal Declaration of Human Rights of the United Nations and the Declaration on Fundamental Principles and Rights at Work from the International Labour Organization, which are both part of the Argentine law, YPF has internal policies within the framework of which activities are developed and work teams act, which contain commitments focused on: the people who work directly in YPF and in third-party service companies; business partners and interested parties; safety, ethics and compliance; the communities located in the areas of influence of our operations and indigenous communities. In this sense, the CDEyC that establishes the Company’s values, as well as these policies extend to all areas of YPF, and our subsidiaries, as well as to suppliers and contractors, and is informed to our business partners.

In terms of society, our industrial and commercial activities contribute to job creation and Argentina’s development. At the same time, the Company and its foundation, Fundación YPF, make direct social investments which are carried out within the framework of corporate policies and considering local contexts. These actions, focused on education and local development, allow us to be an active part of initiatives that contribute to the quality of life of the communities near our operations and Argentine society as a whole. Also, these initiatives make it possible to strengthen the social license to operate, as well as the internal commitment of employees. In many cases, the initiatives are based on strategic alliances with relevant public and private actors.

YPF | Form 20-F | 2025

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

We cannot predict what environmental legislation or regulations will be enacted in the future, nor can we predict how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future, including the installation and operation of systems and equipment for remedial measures, and could affect our operations in general. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities. Moreover, current and pending climate change-related regulations, such as costs related to monitoring or reducing emissions, may adversely affect our operations and increase our compliance costs.

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

As an example of our work towards best practices in the oil and gas industry, we have implemented an investment plan aimed at improving the quality of fuels. See “Item 4. Information on the Company—Resilient energy—Low-carbon fuels and solutions”.

In our refineries we are still working on our ambitious plan of effluents adequacy, including drain fluids segregation and the revamping of raft, which will also allow us to strengthen the resilience of our facilities to the new climatic conditions of the region. In logistics, the integrity plan for tanks and pipelines is developed annually to ensure their tightness.

Annually, plans are developed across business units to comply with different safety and environmental resolutions. Work based on SE Resolutions No. 277/2025 and 404/1994 are carried out on tanks and inspections of pipelines in accordance to Resolution No. 120-E/2017 issued by the Former Ministry of Energy and Mining (“MINEM”). Following regulations of the Buenos Aires Province’s Ministry of Environment , we also perform pressure container inspections.

We and several other industrial companies operating in La Plata City, in the Buenos Aires Province, have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This mutual aid program is intended to prevent damage and losses resulting from accidents and industrial and environmental emergencies. This program includes meetings, drills, visits at plants and risk communications and capacity building. Our three refineries are certified under the ISO 9001 “Quality management systems” and ISO 14001 “Environmental management systems”, which are regularly renewed. All of them are also certified under the ISO 45001 “Occupational health and safety management systems”. In addition, the La Plata, Luján de Cuyo and Plaza Huincul refineries have been verified in accordance with ISO 14064 “Greenhouse gasses” for the inventories of industrial GHG and have energy management systems certified under the ISO 50001 “Energy management”. Our refineries maintain their systems under continuous improvement and revision by accredited organizations.

Focusing on research and development, Y-TEC, our technology company (see “Item 4. Information on the Company—Research and development”), applies an open-innovation approach and coordinates YPF’s R&D activities, developing technological solutions and specialized services across the oil and gas, fuels and chemicals, and low-carbon energy and environmental sustainability sectors. Its projects are aimed at improving operational efficiency, reducing costs, advancing digital capabilities, and developing technologies for emerging energy vectors and environmental sustainability, in alignment with YPF 4×4 plan.

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

YPF | Form 20-F | 2025

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

By Resolution No. 277/2025, the SE regulated the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, which establishes the guidelines to ensure the integrity of warehousing aerial tanks. Through Resolution No. 970/2023, the SE created the National Program for Measurement and Reduction of Fugitive Emissions Derived from Hydrocarbons Exploration and Production Activities, by which the obligated subjects must present an annual fugitive emissions measurement plan and a 5-year comprehensive plan for the reduction and/or capture of fugitive emissions and, in view of the declared objectives of each plan, implement specific measures in accordance with their capabilities for the purposes of reducing and/or capturing emissions, prioritizing the efficiency and use of the gas. As of the date of this annual report, the regulation of this Resolution is still pending.

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

With the purpose of setting up the principles, instruments and strategies of climate action in public policies, in accordance with the minimum standards established by National Law No. 27,520, several hydrocarbon-producing provinces issued specific regulations related to the management of emissions, such as Resolution No. 258/2025 of the Neuquén Province, Resolution No. 58/2024 of the Chubut Province and Resolution No. 758/2025 of the Mendoza Province, and Law No. 5,733/2024 of the Río Negro Province.

In 2024, the Argentine Congress passed Bases Law empowering the Argentine Executive branch to develop, together with the provinces, harmonized and uniformed environmental legislation for the hydrocarbon sector at national level in compliance with the provisions of Law No. 27,007. The SE will identify the applicable regulation and the environmental aspects to be taken into account, to ensure the development of hydrocarbon activity with adequate care of the environment and will establish a procedure to coordinate joint work with the provinces and with the Autonomous City of Buenos Aires. As of the date of this annual report, this process of harmonization and unification of the environmental legislation for the hydrocarbon sector is ongoing.

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

•

Water risk analysis and financial estimation in the unconventional operations in the Neuquén Province through the Waterplan Platform, a tool that allows greater granularity of analysis. Through this tool, we visualize the most probable risk scenarios. Methodology for assessing climate-related physical risks, including drought, linked to water security at a facility level, which is being applied at several critical facilities.

(ii)	Optimization of water use, based on:

•

Water use efficiency assessment, assessed with in-house methodology. In 2025, we established a water management plan for downstream industrial complexes and unconventional upstream operations, covering everything from improving data acquisition to treatment and recycling industrial water.

•	Water valorization, using the Water Risk Monetizer tool, we periodically set internal prices for water, which must be used in the sensitivity analyses of all critical investment projects.

YPF | Form 20-F | 2025

•

Reduction of freshwater withdrawal intensity. Based on our ambition to reduce the intensity of our freshwater withdrawal, we have outlined new 2030 objectives for the unconventional upstream and downstream operations consisting of a further reduction (baseline 2025).

•

Assessment of resources, which includes the study of hydrogeological resources. With an investigation model that uses information obtained from the drilling of oil wells, we mapped the aquifers that need to be protected. We covered the Neuquén, Río Negro, Santa Cruz, Mendoza (Cuyana and Neuquina basins), Tierra del Fuego and Chubut Provinces. This study has direct application in drilling and hydraulic stimulation activities and well abandonment and reparation. During 2025, hydrogeological baseline studies were extended to the Austral basin, associated with Palermo Aike unconventional exploration project.

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

YPF identifies, among its sustainability priorities, the circular economy and waste management. We set waste recovery objectives for the Upstream and Midstream and Downstream vice presidencies, identifying year on-year targets up to 2030. YPF aims to have a 40% waste recovery by 2030.

Since 2012, we have been working on initiatives in our Upstream business segment in order to systematically reduce our historical stock of soil containing hydrocarbons. In 2021, we achieved our strategic reduction target and today we maintain our waste inventories at operational levels. We also apply cutting-edge techniques such as stabilization and solidification; bioremediation of hydrocarbon-containing waste through bacteria; bioremediation of soils by stimulating fungal decomposition; and revegetation and ecological restoration of soils with direct seeding.

Progress made in hazardous waste management includes the operation of a drill cuttings plant, the “TRON AESA” plant, located in the Loma Campana block. This plant reduces the volume of drilling muds and cuttings sent for external treatment and allows the recovery of oil-based mud for reuse. In 2024, a new drill cuttings processing line was installed, and we expect to expand its capacity during the first quarter of 2026.

Additionally, we continue working in circular economy projects aimed at re-using spent catalysts from our refineries and petrochemical business.

In our operations in the Vaca Muerta formation, we have adopted a life-cycle approach to waste management considering generation, storage, transport, treatment and final disposal. We have identified initiatives to improve and optimize each of these stages. In this sense, in 2024, we carried out a test for drill cuttings stabilization on roads in the repository of Bajada de Añelo block and, currently, we are working on testing the bioremediation technique applied to drilling cuttings.

Strengthening our commitment to waste recovery, in 2025, an Integral Waste Treatment Center was designed aimed at recovering the hydrocarbons contained in oil-based drilling muds, which includes innovative technologies applied to waste management, reducing the material sent to final disposal.

Management of biodiversity and ecosystem services

YPF is committed to caring for ecosystems and their diversity throughout the life cycle of its operations and products. Our actions in this area focus on analyzing risks, preventing impacts, rehabilitating the environment, and adopting compensatory measures when appropriate. All sites where YPF is involved in hydrocarbon extraction and production activities have environment impact studies that include a biodiversity analysis, mitigation plans and annual environment monitoring reports, which are in line with the applicable legal requirements and the purpose of the Company to care for the ecosystems and their diversity during the life cycle of their operations and products, particularly in sensitive ecological areas. Our actions in this field are focused on analyzing the risks, preventing impacts, restoring the landscape and adopting compensatory measures where these are required, these activities are documented in environment management plans. Within the totality of licensed areas, there are some overlapping with significant areas of biodiversity. Overlaps are considered protected areas within the mining dominions, as well as those located at a distance of less than 2 km. Additionally, the Company has set a new objective towards 2030 to have 100% of areas of high environmental sensitivity with a specific biodiversity action plan to strengthen the existing environmental management plan.

Other atmospheric emissions

We also monitor other atmospheric emissions, such as sulfur dioxide (“SO2”), nitrogen oxides (“NOx”), carbon monoxide (“CO”), non-methane volatile organic compounds (“NMVOCs”) and particulate matter 10 (“PM10”). The management of other atmospheric emissions is focused on minimizing them through monitoring and increasing the efficiency of the burners.

Spill preparedness and response

The Company has a Spill Prevention and Control System in place that has helped to reduce the spill frequency rate for the past years. This system, together with the Integrity and Maintenance Processes in place, allows focusing the investment plans for improvement and adaptation in surface facilities, pipelines and conduction pipes, in order to improve prevention. There is a communication and spill response protocol that activates the available resources to carry out the necessary interventions. The integral management of spills in our upstream operations is loaded, processed and stored in a computer system, which automatically generates reports to the corresponding enforcement authority for monitoring and control. The progress of the remediation and its impact is monitored together with these authorities, until the final release of the sites.

YPF | Form 20-F | 2025

Annually, we carry out several operational drills to measure our response. In some cases, the activities are carried out with the participation and advice of consultants. In cases where the activity is related to water courses or bodies of water near the operation, tests are carried out with Prefectura Naval Argentina in order to achieve accreditation and effectiveness of the response drill. Internally, there are different levels of drills (according to the level of involvement and complexity: green; yellow or red) according to the intervention and participation of the different hierarchical levels of the Company.

In 2025, we continued working on risk mitigation plans, including inspection of liquid and gaseous hydrocarbon transportation pipelines, as well as storage tanks (either process or dispatch) with inspection plans defined according to their risk condition. In both cases, the activities are carried out under applicable regulations or resolutions as dictated by the corresponding application authority.

Additionally, in 2025, we continued our agreement with Oil Spill Response Ltd. which provides support to our Oil Spill Contingency Plan, evaluating and reducing the possible environmental impact caused by an oil spill in the Argentine Sea, thus reducing the environmental impact of potential oil spills. This agreement includes technical and operational support in case of oil spills at sea caused by accidents involving tankers, facilities, terminals and ports, oil storage areas or in offshore hydrocarbon exploration and production activities. We also keep our agreement with Wild Well Control Inc. and Gabino Lockwood up to date, in order to be prepared for possible blow out events.

In addition, to obtain further information about the provisions and contingent liabilities for environmental claims see Notes 17 and 33.b.1) to the Audited Consolidated Financial Statements.

Resilient energy

Argentina, which only represents less than 1% of CO2e global emissions, has particular commitments related to climate change mitigation and adaptation beyond the federal regulations on climate change approved in 2019. In 2020, before the United Nations Climate Change Conference (“COP”) No. 26, Argentina had presented its second National Determined Contribution (“NDC”), which was updated in 2021, increasing its commitment to the mitigation goal presented in 2016 and incorporating an adaptation goal in accordance with Article 7.1 of the Paris Agreement. In addition, in 2025, during the COP No. 30, Argentina presented its third NDC with a net emissions target for 2030 and 2035 that does not exceed 375 million of metric tons of CO2e, and also its third Adaptation Communication (“ADCOM 3”) integrating climate prevention and adaptation measures at a national level. The Argentine government explained that this target is more ambitious than the previous one and implies a decoupling of the historical emissions trajectory from the perspective of economic growth and national development. In this regard, statements by Argentine government imply that efforts will be made to be better prepared to face climate impacts, as well as actions aimed at consolidating and strengthening a productive system that is sustainable and, consequently, low in emissions.

As an energy company, YPF is working to address two of the most pressing global challenges of our time: (i) meeting the growing demand for secure and efficient energy, which is vital for countries’ development and people’s quality of life; (ii) while doing so efficiently and with lower carbon emissions. In order to achieve these challenges, the Company leverages Argentina’s abundant energy resources, customer demand, the competitiveness of its assets, and its technical capabilities. While crude oil and natural gas will continue to form the core of our portfolio for the next years (both International Energy Agency Scenarios and internal analysis project that the demand for crude oil and natural gas still offers a window of opportunity until 2050), we will pursue this with a focus on high-value assets, lower carbon-intensity products and by developing energy alternatives, in order to ensure a competitive and resilient business model in different time horizons. These different lines of action include the promotion of natural gas production, not only for the domestic market, but also for the export market, and competitive growth of electric and renewable energies, through our joint venture YPF EE, subject to market conditions.

We also aim to diversify, in a timely manner, our offering with new products and solutions that tap into the opportunities of energy complementarity and contribute to CO2e emissions reductions, in line with our low-carbon commitments, market demands, and stakeholder expectations. Our goal is to remain a globally competitive company by 2030 and beyond, creating value for shareholders and customers in any business scenario. Additionally, we are preparing for potential shifts in future energy demand. These business decisions also contribute to Argentina’s compliance with its NDC under the Paris Agreement.

We also have a governance structure in place for managing climate-related risks, which includes identifying and implementing necessary mitigation measures, as well as institutional ESG reports to communicate performance. See “Information on the Company—Our environmental, social and governance (“ESG”) commitment—ESG governance”.

Governance and risk management

Risk management accountability and oversight form an integral part of our management activities and provide the Board of Directors of YPF S.A. with insights on trends and aggregate exposure for climate change-related risks and performance by the Risk and Sustainability Committee. Climate change-related risks are linked to so-called transition risks and physical risks, which must be integrated into adaptation measures and be part of the decision-making processes. See “Item 3. Key information—Risk factors—Risks relating to our business—Climate change and changes in future demand for energy products could affect our business”. The Board of Directors of YPF S.A. also has established the Strategy and Transformation Committee, which is tasked with discussing and recommending medium and long-term strategic matters and transformation initiatives. This Committee also advises on the approval of operations or businesses considered beneficial to the Company, when these require the Board of Directors’ consideration. It is informed by the Strategy, New Business and Controlling, Upstream, Midstream and Downstream, LNG and Integrated Gas and New Energies Vice Presidencies. The Senior Management sets the strategic direction for their respective business areas, implements the business plan, and regularly monitors ESG-related issues and risks.

YPF has a Corporate Risk Management Model based on ISO 31000 (risk management) and a Corporate Risk Management Policy and Standard to identify, evaluate and manage risks. Potential climate change and sustainability-related risks are included and integrated into several categories of this Model.

With respect to physical risks, we are working to improve our understanding of the potential climate vulnerabilities of our operations, as well as to establish resilience, planning and adaptation measures at the operations level. Information on climate change risks related to extreme weather events is considered during the risk analysis process as the likelihood and potential impact of risks that may threaten the integrity of the Company’s operations and assets.

During the last years, we have been working on updating climate hazard and risk maps to identify potential climate change-related impacts on our operations and facilities, which are available to the entire Company through the Geographic Information System web-based platform. These maps allow us to identify and prioritize operations and facilities exposed to climate-change risks in different potential climate scenarios and to identify mitigation measures to reduce vulnerability and encourage early actions. In 2025, we continued working to improve our understanding and to establish adaptation measures. These efforts enhance the Company’s existing process for analyzing the physical climate risks to facilities and new projects, considering international standards, expert professional knowledge and the Company’s risk management regulatory framework. During 2026, we will continue to strengthen our climate resilience work, focusing on adaptation plans for critical facilities. The results will be used to strengthen the Company’s Climate Change Adaptation Plan.

YPF | Form 20-F | 2025

Lower-carbon oil and gas operations

The growing and increasingly efficient production of crude oil and natural gas in the Vaca Muerta formation fits appropriately with the decarbonization ambition for two reasons. (i) on the one hand, the Vaca Muerta formation has an enormous potential for natural gas, the lower carbon safe energy par excellence. We are convinced that the full development of these resources will not only supply the local market but will also contribute to the decarbonization of other countries through exports; (ii) on the other hand, it enables production with a lower emissions intensity per barrel than conventional hydrocarbon fields. Likewise, the active management of our portfolio is leading us to transform into an unconventional company, which involves operating with lower CO2e emissions per barrel produced. (see “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4””). In addition, current and future decarbonization projects and initiatives are expected to further drive CO2e emissions reductions towards our ambitions and targets in the short and mid-term.

Ambitions and targets

The Company’s main targets on resilient energy are: (i) CO2e emissions (scope 1 and scope 2) intensity for unconventional upstream production be less than 10 kg CO2e/boe by 2030; (ii) the reduction of methane emissions by 30% by 2030 (baseline 2021); and (iii) zero routine flaring by 2030.

Projects and Initiatives

•	Carbon more efficient operations. The main decarbonization levers are:

(i)	Reduction of flaring through operational efficiencies and expansion of associated evacuation and processing capacity.
(ii)	Reduction of fugitive emissions, through methane Leak Detection and Repair (“LDAR”) campaigns and pilots with new technologies.
(iii)

Monitoring natural gas sent to flares and natural gas vented through different technologies. Since 2020, we work on the evaluation, detection and measurement of methane emissions as well as vents with different technologies, using satellite and aerial images to strengthen the activities performed on the ground with handhelds detection cams. The Company continued to take satellite images for leak detection and, during 2025, we launched pilot projects in certain facilities with drones to detect and quantify methane emissions. There are other ongoing measures, which include the development of new infrastructure that allows us to increase our capacity to valorize natural gas production.

•	Energy management, which includes efficiency initiatives, fuel switching, and a new power-supply plan focused on renewable energy.

•

Clean Development Mechanism: Following up on our two projects enrolled, which allow us to reduce emissions in the different stages and processes of crude oil refining by recovering flare gases in the La Plata and Luján de Cuyo Refineries. The waste gases are compressed and injected into the fuel system to feed furnaces and boilers, thus avoiding the need to use natural gas and fuel oil for heating. In 2025, between the two projects, approximately 208,000 tn of CO2 were reduced. Additionally, we completed the installation of a flare gas recovery compressor at the Plaza Huincul Refinery, which recovers gases from the Topping unit and reinjects them into the fuel gas ring, reducing approximately 10,000 tn of CO2 during 2025.

•

Strengthening CO2e Emissions Inventorying, based on the following standards: the API Compendium of Green House Gas Emissions Methodologies for the Oil and Natural Gas Industry (August 2021); the IPCC Guidelines for National Greenhouse Gas Inventories (2006 and 2019); and EPA AP42. We follow the GHG Protocol’s Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:

(i)	Scope 1: Direct GHG emissions from sources that are owned or controlled by YPF.
(ii)	Scope 2: Indirect GHG emissions from generation of purchased energy consumed by YPF.
(iii)

Scope 3: Other indirect GHG emissions. All indirect emissions (not included in scope 2) that occur in the value chain of the Company, including emissions associated with the use of energy products sold by YPF.

Additionally, the corporate management systems for measuring carbon footprint in our industrial complexes are regularly verified according to the ISO 14064-1 (greenhouse gases) standard on GHG quantification, report and management. During 2025, we performed a complete external verification process of all of YPF’s industrial complexes.

•

Participation in Public and Collaborative Initiatives: YPF participates in industry associations such as the CEPH, and technical bodies like International Gas Union (“IGU”) and IAPG. Through these associations, the Company addresses topics such as hydrocarbon resource development, business sustainability, energy market evolution, and supplier development. It also helps track legislative initiatives in the Argentine Congress and provincial legislatures regarding economic, tax, and environmental issues. YPF is also member in sustainability and energy transition committees of Arpel, Oil and Gas Decarbonization Charter, the UN Global Compact, and the EITI in Argentina.

•

For the new energies’ portfolio, we are advancing along two lines of work: (i) profitable growth of the electric power segment with a focus on renewables through our joint venture YPF EE; and (ii) a timely offer of low-carbon fuels and solutions that leverages the commercial opportunities of energy complementarity (see “Item 4. Information on the Company—Resilient energy—Low-carbon fuels and solutions”).

Low-carbon fuels and solutions

Hydrocarbon Products with Lower Sulfur Content: Adapting refineries to the new specifications of low-sulfur fuels and lighter hydrocarbons allow us to respond to regulatory requirements as well as to possible changes in demand and customer expectations. Every time we upgrade our highest quality fuels, we incorporate improvements in the balance between energy consumption and the capacity granted by the product.

In 2019, SE Resolution No. 558/2019, as amended, substituted Annex I of SRH Resolution No. 5/2016, which established readjustments for the specifications on the sulfur content in grade 2 diesel and gasoline. In order to comply with these new specifications, we have been investing in infrastructure since 2018.

Notably, the revamping of the FCC naphtha hydro treatment unit and the revamping of the magnaforming unit at the La Plata Refinery were completed in the second quarter of 2024, reaching an investment of US$ 352 million. Additionally, progress is ongoing in the adaptation of the Luján de Cuyo refinery, which includes the revamping of the hydrotreatment diesel unit, a new diesel desulfurization unit and a new steam reformer unit, with an estimated investment of US$ 637 million. Moreover, we will continue advancing in the engineering design to fully adapt diesel production to 10 ppm, incorporating new diesel hydrotreating units at the La Plata and Plaza Huincul refineries.

CNG for Heavy Transport: This involves the supply of CNG for freight-transport fleets and public-service fleets. This initiative reduces CO2 emissions from fuel consumption and eliminates NOX and particulate-matter emissions.

At the same time, YPF is the main buyer and mixer of biofuels in Argentina, with approximately 15 Mm3 acquired since the mandatory cuts began to be in force and is developing the first initiative in Argentina to produce and inject bio methane into natural gas grids.

For further information see “Item 4. Information on the Company—Our environmental, social and governance (“ESG”) commitment—Environmental matters in Argentina—Environmental regulations”.

YPF | Form 20-F | 2025

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

During 2025, we have promoted key initiatives to strengthen our safety performance:

•	Strengthening the safety culture, with a focus on prevention, visible leadership, and the active participation of operational employees.
•	Initiating an organizational change aimed at functional integration and risk-informed decision-making.
•	Centralizing the safety function, promoting regulatory consistency, data traceability, and comprehensive oversight.
•	Standardizing critical processes, including work permits, contractor control, and incident investigation.
•	Early intervention by the occupational health service, with monitoring, clinical assessment, and safe return protocols.
•

Implementation of technological solutions, such as digital platforms for permit traceability, report automation, control dashboards, and real-time data analysis, with the aim of improving operational efficiency, reducing deviations, and facilitating evidence-based decision-making.

This approach is complemented by integrated occupational, industrial, and process risk management throughout the value chain, in compliance with the current regulatory framework and our internal regulations, based on our Operational Excellence Model and international standards in the absence of specific local legislation. See “Item 3. Key information—Risk factors—Risks relating to our business—Oil and gas activities are subject to significant economic, social, environmental and operational risks” and “Item 3. Key information—Risk factors—Risks relating to our business—We have limited control over the day-to-day activities carried out on properties that we do not operate”.

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

Safety of people

In recent years, we have made significant progress in protecting people by implementing technical measures and strengthening our management systems. Our practices are integrated into a cycle of continuous improvement that includes:

•	Risk identification and assessment using specific methodologies to anticipate and mitigate incidents, prioritizing critical risks.
•	Safe task planning, with prior assessments, allocation of adequate resources, standardized procedures, and field supervision.
•	Engineering controls and physical barriers, complemented by verifications associated with the 10 Golden Rules for Saving Lives and the use of personal protective equipment.
•	Regulatory compliance and periodic audits, aligned with local and international regulations, to ensure the effectiveness and updating of measures.

Occupational safety training

Continuous learning is essential to strengthening safety and self-care in all our operations. As a requirement for entering YPF facilities, all employees and contractors participate in a general safety induction, supplemented by specific training according to their assigned job function.

Our training programs reach all levels of the organization. In addition, we continuously promote safety content through online corporate platforms, and each vice presidency implements specific actions according to its risks and operational needs.

During 2025, we worked on three main areas:

(i)	New incident investigation methodology to strengthen the identification of root causes and the implementation of corrective and preventive actions.
(ii)	Safety leadership as a key pillar of the cultural model, with content available on the corporate platform to encourage participation and commitment.
(iii)	Defensive driving program, which ensures the continuous updating of best practices and road safety techniques to reduce the frequency of vehicle accidents.

These actions are complemented by specific training on critical risks, awareness of the 10 Golden Rules for Saving Lives, and the standardization of processes such as work permits and contractor control, ensuring that both our own personnel and contractors have the necessary tools to perform their tasks safely.

Emergency response

The Company has an Emergency and Crisis Management system, which focuses on prevention and strengthening the Company’s resilience to unforeseen events. This system aligns prevention, preparedness, response and recovery activities including incident response management, business continuity management and crisis management.

Safety incident occurrence

YPF has a corporate process for incident management and recording, which includes accident investigation, implementation of improvement actions, and dissemination of lessons learned. In 2025, the deployment of the systemic investigation method was expanded throughout the organization, consolidating its application and strengthening the ability to identify systemic causes and implement preventive and corrective actions that contribute to the continuous improvement of safety performance.

The sustained commitment to safety has driven a significant improvement in key safety performance indicators in recent years, compared to previous periods. This progress is part of an ongoing process aimed at strengthening the safety culture and optimizing interactions between people, facilities, processes, and work systems.

YPF | Form 20-F | 2025

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

Our material damage and business interruption insurance policy provides coverage for physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description, up to US$ 2 billion and up to US$ 1 billion for each and every incident for downstream and upstream operations, respectively, but up to US$ 1.5 billion for each and every incident combined for both types of operations, with different deductible amounts depending on the type of coverage.

Furthermore, we maintain life insurance for employees, automobiles, cargo and transportation, as well as insurance against construction risks on a case-by-case basis, and minor works or assemblies for assets in operation. We do not currently maintain insurance coverage for cybersecurity incidents, see “Item 3. Key information—Risk factors—Risks relating to our business—We may suffer information technology system failures, network disruptions and breaches in data security” and “Item 16K. Cybersecurity”.

Our insurance policies are subject to deductibles and self-insurance retention, limits, exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all possible consequences and damages associated with our activities.

Property, plant and equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as investments in refineries, storage, manufacturing and transportation facilities, service stations, materials and equipment in warehouse and infrastructure for natural gas distribution are located in Argentina. See Note 8 to the Audited Consolidated Financial Statements.

As of December 31, 2025, 100% of our proved oil and gas reserves were located in Argentina.

Our exploration and exploitation rights are in general based on sovereign grants of concession. Upon the expiration of the concessions, our exploration and exploitation assets associated with the particular property subject to the relevant concession revert to the Argentine government.

For information about environmental issues that may affect the Company’s utilization of the assets see the physical risks outlined in “Item 4. Information on the Company—Resilient energy—Governance and risk management”.

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

YPF | Form 20-F | 2025

ITEM 5. Operating and financial review and prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Financial information

Selected consolidated financial information in this annual report as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023 has been derived from our Audited Consolidated Financial Statements included in this annual report.

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

Macroeconomic conditions

Overview

A significant portion of our revenues are derived from our operations in Argentina and, therefore, are subject to prevailing macroeconomic conditions in Argentina. Consequently, changes in economic, political and regulatory conditions in Argentina have had and are expected to continue to have a significant impact on our business, financial position and results of our operations.

The macroeconomic conditions of Argentina depend on multiple factors: (i) legal and regulatory framework (see Note 35 to the Audited Consolidated Financial Statements); (ii) economic policies of the Argentine Government, particularly monetary and exchange rate policies; (iii) levels of inflation; (iv) devaluations of the Argentine peso against other currencies, mainly the U.S. dollar; (v) trade balance; (vi) international prices of Argentina’s main commodities; (vii) public debt; and (viii) internal and external investment and financing; among others.

According to the latest “Estimador Mensual de Actividad Económica” report (an activity level progress report in Argentina) published in February 2026 by the Instituto Nacional de Estadística y Censos (“INDEC”), the economic activity in Argentina in December 2025 showed a positive variation of 3.5% compared to December 2024, while the cumulative variation for 2025 recorded an increase of 4.4% compared to 2024.

In terms of inflation, in recent years Argentina has faced high inflation rates until February 2024, when inflation rates began to slow down. During 2025, the consumer price index (“CPI”) published by the INDEC presented a cumulative increase of 31.5%, while the wholesale internal price index (“WPI”), also published by the INDEC, presented a cumulative increase of 26.2%. During 2024, the CPI presented a cumulative increase of 117.8%, while the WPI presented a cumulative increase of 67.1%.

In terms of trade balance, according to the data published by the INDEC in the Argentine Commercial Trade Report, the surplus in Argentina’s balance of trade account totaled US$ 11.3 billion during 2025, while a surplus of US$ 18.9 billion was recorded in 2024. This lower surplus is explained by a 24.7% increase in imports, partially offset by a 9.3% increase in exports.

With respect to local market exchange rate conditions, the Ps./US$ exchange rate, according to the Banco de la Nación Argentina (“BNA”), stood at 1,450.50 Ps./US$ as of December 31, 2025, having increased 40.8% from its value of 1,030.50 Ps./US$ as of December 31, 2024. The average exchange rate for 2025 amounted to 1,242.09 Ps./US$ and was 35.8% higher than the average recorded during 2024 of 914.67 Ps./US$.

YPF | Form 20-F | 2025

In addition, on April 11, 2025, the Argentine government announced measures to loosen the foreign exchange regime and reinforce the monetary framework. As a result, the BCRA implemented a new foreign exchange regime, eliminating certain restrictions on access to the Foreign Exchange Market. Key measures include: (i) elimination of the “crawling peg” adjustment mechanism, allowing the U.S. dollar exchange rate to fluctuate between a minimum and maximum range; (ii) elimination of the “blend” dollar (see Note 35.j) “Export Increase Program” section to the Audited Consolidated Financial Statements); (iii) removal of certain restrictions on individuals purchasing foreign currency; (iv) allowing access to the Foreign Exchange Market without prior BCRA approval for payment of dividends to non-resident shareholders accrued from fiscal years beginning on or after January 1, 2025; and (v) flexibilization of terms for payment of foreign trade transactions including the elimination of the BCRA’s schedule for access to the Foreign Exchange Market for payment of imports of goods with customs entry registration as from December 13, 2023, and for services rendered and/or accrued from such date. The aforementioned measures adopted by the Argentine government would be financially backed by a new EFF agreed with the IMF and signed in April 2025.

On March 11, 2025, through DNU No. 179/2025, the Executive Branch approved entering into a new EFF with the IMF, which was approved by the Chamber of Deputies of the National Congress on March 19, 2025.

On April 8 and April 11, 2025, the IMF and the Argentine government, respectively, announced that they had reached an agreement on a comprehensive economic program based on a four-year EFF totaling US$ 20 billion, which includes quarterly reviews of targets. This agreement provides for an initial disbursement of US$ 12 billion in April 2025, a second disbursement of US$ 2 billion in June 2025 together with the first quarterly review, a disbursement of US$ 1 billion during the second half of 2025, and the remaining disbursements during the term of the agreement. The repayment term for each disbursement is 10 years with a grace period of four and a half years, beginning in 2026 and ending in 2035. On April 15 and August 4, 2025, the Argentine government received disbursements of US$ 12 billion and US$ 2 billion corresponding to the first and second disbursements, respectively.

Hydrocarbon market

Our pricing policy for fuels takes into account several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, biofuel prices, exchange rate volatility, local demand and supply, competition, inventories, export duties, local taxation, domestic margins for our products, among others. Our expectation is to align, over time, our local prices with those of international markets, while seeking to maintain a reasonable relationship between local prices of crude oil and fuels, without considering short-term fluctuations; however, we cannot assure you that other critical factors that are also considered in our pricing policy (including, but not limited to, changes in the exchange rate, or in international prices or potential legal or regulatory limitations, or other limitations that affect the ability of markets to deal with price changes), will not have an adverse impact on our ability to maintain such relation, while volatility and uncertainty in the international prices of crude oil and its derivatives, fluctuations in the value of the Argentine peso, will likely persist as they remain strongly influenced by conditions and expectations of world supply, demand and geopolitical tensions, among other factors, also potentially having an adverse effect on our export revenues.

During 2025, local crude oil deliveries were freely negotiated between producers and refiners. The price of the Brent crude oil barrel averaged 68.2 US$/bbl in 2025 (a 14.5% decrease compared to 2024). As for the Medanito and Escalante crude oils (Argentine crude oil types) the average prices were 62.8 US$/bbl and 63.6 US$/bbl, respectively for 2025, compared to the average prices of 68.9 US$/bbl and 72.7 US$/bbl, respectively for 2024. Additionally, due to the conflict between the United States, Israel and Iran, the price of the Brent crude oil barrel averaged 92.5 US$/bbl during the first eighteen days of March 2026, reaching a peak of 107.4 US$/bbl on March 18, 2026.

As for natural gas, the Argentine government has established domestic market natural gas production incentive programs, which remain in force as of the date of this annual report.

For further information, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations”.

Statements of comprehensive income breakdown

The information below should be read in conjunction with the Audited Consolidated Financial Statements included in this annual report.

Summarized of consolidated statement of comprehensive income

	For the year ended December 31, (millions of US$)			Variation (%)
	2025	2024	2023	2025 v. 2024	2024 v. 2023
Revenues	18,448	19,293	17,311	(4.4%)	11.4%
Costs	(13,348)	(13,910)	(13,853)	(4.0%)	0.4%
Gross profit	5,100	5,383	3,458	(5.3%)	55.7%
Selling expenses	(2,088)	(2,132)	(1,804)	(2.1%)	18.2%
Administrative expenses	(830)	(836)	(705)	(0.7%)	18.6%
Exploration expenses	(116)	(239)	(61)	(51.5%)	291.8%
Reversal / (Impairment) of property, plant and equipment and inventories write-down	4	(87)	(2,288)	n/a	(96.2%)
Other net operating results	(330)	(609)	152	(45.8%)	n/a
Operating profit / (loss)	1,740	1,480	(1,248)	17.6%	n/a
Income from equity interests in associates and joint ventures	122	396	94	(69.2%)	321.3%
Net financial results	(952)	(856)	(504)	11.2%	69.8%
Net profit / (loss) before income tax	910	1,020	(1,658)	10.8%	n/a
Income tax	(1,709)	1,373	381	n/a	260.4%
Net (loss) / profit for the year	(799)	2,393	(1,277)	n/a	n/a
Other comprehensive income for the year	(22)	424	(221)	n/a	n/a
Total comprehensive income for the year	(821)	2,817	(1,498)	n/a	n/a

Revenues include revenues from sales, mainly diesel, gasolines and other fuels, natural gas, crude oil, non-oil products and petrochemical products, and national government incentives. The tables below set forth, for the periods indicated, information regarding volumes and prices with respect to sales of our principal products in the domestic and export markets:

YPF | Form 20-F | 2025

Domestic market

	For the year ended December 31,
	2025				2024				2023
	Sales volume		Average price		Sales volume		Average price		Sales volume			Average price
Product
Natural gas	14,825	Mm3	150	US$/km3	14,121	Mm3	160	US$/km3	13,735		Mm3	128		US$/km3
Diesel	8,361	km3	722	US$/m3	8,165	km3	790	US$/m3	8,863		km3	733		US$/m3
Gasolines	6,026	km3	655	US$/m3	5,782	km3	694	US$/m3	6,063		km3	576		US$/m3
Jet fuel	595	km3	721	US$/m3	522	km3	780	US$/m3	569		km3	879		US$/m3
Fertilizers, grain and flours	665	ktn	546	US$/tn	868	ktn	482	US$/tn	1,168		ktn	551		US$/tn
Petrochemicals	227	ktn	899	US$/tn	295	ktn	931	US$/tn	296		ktn	987		US$/tn
International market

	For the year ended December 31,
	2025				2024				2023
	Sales volume		Average price		Sales volume		Average price		Sales volume			Average price
Product
Crude oil	2,287	km3	414	US$/m3	2,032	km3	474	US$/m3	739		km3	489		US$/m3
Natural gas	812	Mm3	110	US$/km3	716	Mm3	200	US$/km3	504		Mm3	204		US$/km3
Diesel	116	km3	974	US$/km3	129	km3	1,068	US$/m3	131		km3	1,161		US$/km3
Virgin naphtha	194	km3	405	US$/m3	94	km3	411	US$/m3	166		km3	452		US$/m3
Gasolines	19	km3	670	US$/m3	49	km3	714	US$/m3	-	(1)	km3	-	(1)	US$/m3
Jet fuel	549	km3	659	US$/m3	692	km3	728	US$/m3	663		km3	825		US$/m3
Grain and flours	1,289	ktn	407	US$/tn	829	ktn	467	US$/tn	178		ktn	434		US$/tn
Fuel oil	163	ktn	545	US$/tn	143	ktn	629	US$/tn	132		ktn	614		US$/tn
Petrochemicals	321	ktn	564	US$/tn	321	ktn	613	US$/tn	245		ktn	593		US$/tn

(1)	Less than 1 km3 or US$/m3. The average price is not reported as it corresponds to one specific operation.

Sales in the international market represented 15.1%, 15.1% and 11.0% of total revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table sets forth, for each of the periods indicated, information regarding a breakdown of our costs:

	For the year ended December 31, (millions of US$)
	2025	2024	2023
Inventories at the beginning of the fiscal year	1,546	1,683	1,738
Purchases	4,748	4,531	5,106
Production costs	8,506	9,252	8,703
Translation effect	(19)	(10)	(29)
Inventories write-down	(1)	(21)	-
Adjustment for inflation (1)	7	28	18
Increases from business combinations	8	-	-
Reclassifications	-	(7)	-
Inventories at the end of the fiscal year	(1,447)	(1,546)	(1,683)
Total	13,348	13,910	13,853

(1)

Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Argentine peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

Costs represented 72.4%, 72.1% and 80.0% of total revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

The table below sets forth, for each of the periods indicated, information regarding a breakdown of our production costs:

	For the year ended December 31, (millions of US$)
	2025	2024	2023
Salaries and social security taxes	1,009	1,066	790
Fees and compensation for services	88	71	50
Other personnel expenses	265	302	232
Taxes, charges and contributions	136	180	130
Royalties, easements and fees	1,011	1,133	1,009
Insurance	70	93	81
Rental of real estate and equipment	214	222	179
Depreciation of property, plant and equipment	2,708	2,303	2,886
Amortization of intangible assets	40	28	30
Depreciation of right-of-use assets	274	258	209
Industrial inputs, consumable materials and supplies	469	528	521
Operation services and other service contracts	168	649	535
Preservation, repair and maintenance	1,393	1,706	1,395
Transportation, products and charges	503	551	521
Fuel, gas, energy and miscellaneous	158	162	135
Total	8,506	9,252	8,703

YPF | Form 20-F | 2025

Operating profit or loss

The section below provides a comparative discussion of our operating profit or loss for the years ended December 31, 2025, 2024 and 2023. In 2025, the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency. Consequently, the comparative information for fiscal years ended December 31, 2024 and 2023 has been restated. Nonetheless, we consider these changes immaterial.

YPF explains its net profit or loss through the operating profit or loss, which is managed through its business segments, and its net financial results and income tax charge, which are managed on a consolidated basis.

For information about our business segments see “Item 4. Information on the Company—Business organization” and Note 5 to the Audited Consolidated Financial Statements.

Year ended December 31, 2025 compared to the year ended December 31, 2024

During 2025, the Company’s operating profit was US$ 1,740 million, compared to operating profit of US$ 1,480 million during 2024. This represents an increase in operating profit of US$ 260 million (17.6%), explained by:

•

Lower costs of US$ 562 million (4.0%), due to lower production costs (US$ 746 million) mainly due to the sale of assets related to the Mature Fields Project, partially offset by higher purchases (US$ 217 million) mainly driven by an increase in volumes of crude oil purchased from third parties as a result of the sale of the assets related to the Mature Fields Project. See Note 11.a) to the Audited Consolidated Financial Statements.

•	Lower expenses of US$ 173 million (5.4%), due to:

-	Lower exploration expenses of US$ 123 million, mainly due to lower charges for unproductive exploratory drillings.

-	Lower selling expenses of US$ 44 million, mainly due to lower charges of taxes, charges and contributions and provision for doubtful receivables.

-	Lower administrative expenses of US$ 6 million.

•

A positive variation of US$ 279 million in other net operating results, mainly explained by the result from sale of companies, by the result from sale of assets mainly related to the Mature Fields Project and by lower charges of provision for operating optimizations, partially offset by higher charges of provision for obsolescence of materials and equipment, result from changes in fair value of assets held for sale and lower income from the Export Increase Program. See Notes 3 section “Sale of equity participation in Profertil”, 11.a), 28 and 35.j) “Export Increase Program” section to the Audited Consolidated Financial Statements.

•

An impairment reversal of property, plant and equipment and inventories write-down of US$ 4 million during 2025, compared to an impairment charge of property, plant and equipment and inventories write-down of US$ 87 million in 2024 (see Note 8 to the Audited Consolidated Financial Statements).

•

Partially offset by lower revenues in the domestic market of US$ 709 million (4.3%), mainly due to lower fuel sales prices and lower prices and sales volumes of natural gas as distributors, petrochemicals and lubricants and by-products, partially offset by higher fuel sales volumes, higher volumes and sales prices of sand for well fracking purposes and higher sales volumes of natural gas as producers.

•

Lower revenues in the international market of US$ 136 million (4.7%), mainly due to lower volumes and sales prices of jet fuel, LPG, natural gas as distributors, diesel and gasoline and lower sales prices of lubricants and by-products, partially offset by higher sales volumes of grains and flours and virgin naphtha.

The Company’s net financial results during 2025 were a loss of US$ 952 million, compared to the loss of US$ 856 million during 2024. See Note 29 to the Audited Consolidated Financial Statements.

The Company’s income tax charge for 2025 was a loss of US$ 1,709 million, compared to the profit of US$ 1,373 million during 2024. See Notes 2.d) and 18 to the Audited Consolidated Financial Statements.

Based on the aforementioned, the Company’s net profit or loss for 2025 was a loss of US$ 799 million, compared to a profit of US$ 2,393 million during 2024.

The operating profit or loss is explained below through the analysis of the main variations in the business segments:

Upstream

In 2025, the daily production of hydrocarbons decreased by 1.7% compared to 2024, reaching 527 kboe/d.

The daily crude oil production decreased by 0.8% in 2025 compared to 2024, averaging 255 kbbl/d, while daily natural gas production decreased by 3.2% compared to 2024, averaging 36.2 Mm3/d. These decreases were the result of the sale of assets related to the Mature Fields Project (see Note 11.a) to the Audited Consolidated Financial Statements), mainly offset by the growth of unconventional crude oil production by 34.6% and unconventional natural gas by 13.7%.

Likewise, the daily production of LNGs increased by 1.4% in 2025 compared to 2024. This increase is mainly explained by: (i) the scheduled shutdown of the Mega separation and fractionation plant carried out in 2024; and (ii) the increased processing of rich natural gas at the Loma Negra and Randall turboexpander plants that allowed for greater recovery of LNGs, enhanced by stable operating conditions and efficiency improvements.

During 2025, the operating profit of the Upstream business segment was US$ 410 million, compared to the operating profit of US$ 515 million during 2024. This represents a decrease in operating profit of US$ 105 million (20.4%), explained by:

•

Lower revenues of US$ 700 million (8.5%), mainly due to (i) lower crude oil sales prices (11.9%), partially offset by higher volumes transferred and sold (0.5%) to the Midstream and Downstream business segment and to third parties, and (ii) lower natural gas sales prices (2.9%), partially offset by higher volumes transferred and sold (5.1%) to the LNG and Integrated Gas business segment and to third parties.

•

A negative variation of US$ 94 million in other net operating results, mainly explained by higher charges of provision for obsolescence of materials and equipment mainly related to the Mature Fields Project and by the result from changes in the fair value of assets held for sale, partially offset by the result from the sale of assets and by lower charges of provision for operating optimizations. See Notes 11 a) and 28 to the Audited Consolidated Financial Statements.

•	Partially offset by lower costs and expenses of US$ 610 million (8.6%), due to:

-	Lower lifting costs of US$ 838 million (27.3%), mainly due to the sale of assets related to the Mature Fields Project (see Note 11.a) to the Audited Consolidated Financial Statements).

-	Lower exploration expenses of US$ 123 million (51.5%), mainly due to lower charges for unproductive exploratory drillings.

YPF | Form 20-F | 2025

-	Lower costs related to royalties and other charges associated with crude oil and natural gas production by US$ 137 million (12.7%), mainly due to a lower crude oil wellhead value.

-

Partially offset by higher charges for depreciation of property, plant and equipment of US$ 390 million (21.6%), mainly due to a higher depreciable basis as a result of: (i) the start-up of hydrocarbon wells; (ii) the commencement of depreciation of assets that declared reserves; (iii) the commissioning of a natural gas processing plant; and (iv) the commencement of depreciation of an acquired area, partially offset by lower depreciation charges due to the assets related to the Mature Fields Project classified as held for sale at the end of the first quarter of 2024 (see Note 11.a) to the Audited Consolidated Financial Statements).

-

Higher charges for other costs and expenses of US$ 98 million (11.3%), mainly due to a negative change in crude oil inventories resulting from the sale of assets related to the Mature Fields Project (see Note 11.a) to the Audited Consolidated Financial Statements).

•	An impairment of property, plant and equipment and inventories write-down of US$ 79 million recognized in 2024 (see Note 8 to the Audited Consolidated Financial Statements).

Midstream and Downstream

During 2025, the processing levels of our refineries averaged 320 kbbl/d, 6.5% higher than the processing levels of 2024. This increase is mainly explained by: (i) fuel price spreads that allowed import substitution; (ii) increased processing at La Plata Refinery as a result of the elimination of bottlenecks due to improvements in the mix of processed products and more efficient management of scheduled plant stoppages; (iii) higher processing at Luján de Cuyo Refinery due to the lower incidence of plant stoppages in 2025 compared to 2024; and (iv) greater processing at Plaza Huincul Refinery as a result of the increase in unconventional crude oil production, which significantly increased of the production of diesel and jet fuel. All of this led to a record of fuel processing and production compared to 2010 levels.

In 2025, there was a higher production of jet fuel by 17.1%, gasoline by 6.5% and diesel by 3.7%, compared to 2024.

During 2025, the operating profit of the Midstream and Downstream business segment was US$ 1,167 million, compared to the operating profit of US$ 1,356 million during 2024. This represents a decrease in operating profit of US$ 189 million (13.9%), explained by:

•	Lower revenues in the domestic market of US$ 568 million (4.3%), explained by:

-

Lower sales of fuels to third parties by US$ 484 million, mainly due to lower sales prices of diesel (8.5%) and gasoline (5.5%), partially offset by higher sales volumes of gasoline (4.0%) and diesel (2.3%).

-

Lower sales of other products by US$ 84 million, mainly due to lower volumes and sales prices of petrochemicals and lubricants and by-products and lower sales volumes of grains and flours, partially offset by higher revenues related to the midstream gas operations (transportation and conditioning of natural gas) and midstream oil operations with the Upstream business segment and third parties.

•

Lower revenues in the international market of US$ 117 million (4.2%), mainly due to lower volumes and sales prices of jet fuel and diesel and lower sales prices of lubricants and by-products, partially offset by higher sales volumes of flours and grains.

•	Partially offset by lower costs and expenses of US$ 488 million (3.3%), explained by:

-

A decrease in purchases of raw materials and resale products by US$ 575 million (5.4%), mainly explained by lower crude oil purchase prices from the Upstream business segment and third parties and by lower jet fuel purchases volumes, partially offset by higher crude oil purchases volumes from third parties.

-	Lower charges for other costs and expenses of US$ 24 million (1.2%), mainly due to lower taxes, charges and contributions, offset by higher charges for depreciation of property, plant and equipment.

-	An increase in downstream costs of US$ 24 million (1.1%), mainly due to a higher level of processing, partially offset by higher operational efficiencies.

-	A negative inventory variation in 2025 of US$112 million compared to a negative inventory variation in 2024 of US$25 million, explained by the record of processing and production of our refineries.

•	A lower charge of impairment of property, plant and equipment and inventories write-down of US$ 3 million recognized in 2024.

•	A positive variation of US$ 5 million in other net operating results.

LNG and Integrated Gas

During 2025, the operating loss of the LNG and Integrated Gas business segment was US$ 8 million, compared to the operating loss of US$ 49 million during 2024. This represents a decrease in operating loss of US$ 41 million (83.7%), explained by:

•

Higher revenues of US$ 38 million (2.0%), mainly due to higher volumes of natural gas sales as producers to third parties, partially offset by lower prices and volumes of natural gas sales as distributors of our subsidiary YPF Chile S.A. (“YPF Chile”).

•	Lower costs and expenses of US$ 9 million (0.5%), due to:

-	Lower charges for other costs and expenses of US$ 48 million (33.3%), mainly due to the provision for doubtful receivables related to amounts owed by CAMMESA and SE recognized in 2024.

-	Partially offset by higher volumes of natural gas purchases as producers for US$ 39 million (2.1%), from third parties and the Upstream and Midstream and Downstream business segments.

•	Partially offset by a negative variation of US$ 6 million in other net operating results.

New Energies

During 2025, the operating profit of the New Energies business segment was US$ 432 million, compared to the operating profit of US$ 106 million during the same period of 2024. This represents an increase in operating profit of US$ 326 million (307.5%), explained by:

•	Lower costs and expenses of US$ 38 million (4.8%), due to:

-	Lower purchases by our subsidiary Metrogas by US$ 36 million, due to lower prices and volumes of natural gas purchases, partially offset by higher purchases of transportation services.

-	Lower charges for other costs and expenses of US$ 2 million.

YPF | Form 20-F | 2025

•

A positive variation of US$ 340 million in other net operating results, mainly explained by the result from sale of companies. See Note 3 “Sale of equity participation in Profertil” section to the Audited Consolidated Financial Statements.

•

A US$ 4 million reversal for impairment of property, plant and equipment and inventories write-down mainly from our subsidiary Metrogas in 2025, compared to a charge for impairment of property, plant and equipment and inventories write-down from our subsidiary Y-TEC of US$ 5 million in 2024.

•

Partially offset by lower revenues of US$ 61 million (6.7%), mainly due to our subsidiary Metrogas due to lower sales volumes of natural gas to the retail segment and large customers, partially offset by higher revenues from transportation and distribution services.

Central Administration and Others

During 2025, the operating loss of Central Administration and Others amounted to US$ 336 million, which represented an increase in operating loss of US$ 4 million (1.2%), compared to the operating loss of US$ 332 million in 2024, mainly due to higher costs and expenses and lower construction revenues of our subsidiary AESA, partially offset by higher revenues mainly from sand for well fracking purposes with third parties and the Upstream business segment.

Consolidation adjustments

The main results among the business segments are generated by: (i) the sales of crude oil and natural gas produced by the Upstream business segment to the Midstream and Downstream and LNG and Integrated Gas business segments, respectively; and (ii) the sales of natural gas from the LNG and Integrated Gas business segment to the Midstream and Downstream and New Energies business segments. See Note 5 to the Audited Consolidated Financial Statements.

Consolidation adjustments, which correspond to the elimination of operating results among the different business segments that have not been involved to third parties, had a positive amount of US$ 75 million in 2025 compared to a negative amount of US$ 116 million in 2024. In both years, transfer prices reflect changes in market prices.

Year ended December 31, 2024 compared to the year ended December 31, 2023

During 2024, the Company’s operating profit was US$ 1,480 million, compared to the operating loss of US$ 1,248 million during 2023. This represents an increase in operating profit or loss of US$ 2,728 million, mainly explained by:

•	Higher sales in the international market of US$ 1,010 million (52.8%), mainly due to crude oil exports due to higher sales volumes.

•

Higher sales in the domestic market of US$ 972 million (6.3%), mainly due to higher fuel sales prices; partially offset by lower sales volumes and higher prices and sales volumes of natural gas as distributors.

•	Lower charges for impairment of property, plant and equipment and inventories write-down of US$ 2,201 million.

•

Partially offset by higher costs of US$ 57 million (0.4%), mainly due to higher production costs (US$ 549 million) driven by higher costs and expenses and a higher negative variation in inventories (US$ 83 million); partially offset by lower purchases (US$ 575 million).

•	Higher selling, administrative and exploration expenses of US$ 637 million (24.8%) due to:

-	Higher selling expenses of US$ 328 million, mainly due to higher taxes, charges and contributions and provision for doubtful receivables related to amounts owed by CAMMESA and the SE.

-	Higher exploration expenses of US$ 178 million, mainly due to unproductive exploratory drillings from the Argerich offshore well and onshore wells mainly in unconventional blocks.

-	Higher administrative expenses of US$ 131 million, mainly for salaries and social security taxes and for fees and compensation for services.

•

A negative variation in other net operating results of US$ 761 million, mainly explained by higher charges of provision for operating optimizations and provision for severance indemnities, the result from changes in fair value of assets held for sale related to the Mature Fields Project and lower income from the Export Increase Program (see Notes 11.a) and 28 to the Audited Consolidated Financial Statements).

The Company’s net financial results in 2024 represented a loss of US$ 856 million, compared to the loss of US$ 504 million in 2023.. See Notes 2.d) and 29 to the Audited Consolidated Financial Statements.

The Company’s income tax charge for 2024 was a profit of US$ 1,373 million, compared to a profit of US$ 381 million for 2023. See Notes 2.d) and 18 to the Audited Consolidated Financial Statements.

Based on the aforementioned, the Company’s net profit or loss for 2024 was a profit of US$ 2,393 million, compared to a loss of US$ 1,277 million during 2023.

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

During 2024, the operating profit of the Upstream business segment was US$ 515 million, compared to the operating loss of US$ 1,915 million during 2023. This represents an increase in operating profit or loss of US$ 2,430 million mainly explained by:

•

Higher revenues by US$ 1,032 million (14.2%), mainly from intersegment crude oil sales to the Midstream and Downstream business segment and natural gas sales to the LNG and Integrated Gas and Midstream and Downstream business segments, due to an increase in the transferred volumes and in the intersegment average sales prices.

•

Lower charges for impairment of property, plant and equipment and inventories write-down of US$ 2,209 million, mainly due to the charge recognized in the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin in the fourth quarter of 2023 related to the Mature Fields Project, and by the charge recognized in the CGU Gas - Neuquina Basin in the third quarter of 2023; partially offset by the charge recognized in the CGU Gas - Northwest Basin in the fourth quarter of 2024. See Notes 2.c) “Oil and gas reserves” section, 8 and 11.a) to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

•	Partially offset by higher costs and expenses by US$ 129 million (1.9%), mainly due to:

-	Higher lifting costs of US$ 184 million (6.4%), mainly due to a higher level of activity and higher costs.

-	Higher costs for royalties and other charges associated with crude oil and natural gas production of US$ 137 million (14.5%), due to higher production volumes and a higher wellhead value.

-	Higher exploration expenses of US$ 178 million (291.8%), mainly due to unproductive exploratory drillings derived from the Argerich offshore well and unconventional onshore wells.

-	Higher charges for other costs and expenses of US$ 258 million (42.1%), mainly due to higher charges for operation services and other service contracts.

-

Partially offset by lower charges for depreciation of property, plant and equipment of US$ 628 million (25.8%), mainly due to a lower depreciable basis of property, plant and equipment as a result of the assets related to the Mature Fields Project that were classified as held for sale in the first quarter of 2024 (see Notes 8 and 11.a) to the Audited Consolidated Financial Statements); partially offset by higher depreciation charges of assets of unconventional blocks.

•

A negative variation in other net operating results of US$ 682 million, mainly explained by higher charges for provision for operating optimizations and provision for severance indemnities, the result from changes in fair value of assets held for sale related to the Mature Fields Project (see Notes 11.a) and 28 to the Audited Consolidated Financial Statements).

Midstream and Downstream

In 2024, the processing levels of our refineries averaged 301 kbbl/d, 2.1% higher than the processing levels in 2023. This increase was mainly due to: (i) the commissioning of the revamping at the Topping D unit in La Plata Refinery; (ii) the increase in crude oil pumping capacity from Puesto Hernández to Luján de Cuyo Refinery; and (iii) the commissioning of the Magnaforming and HTNCB units within the framework of the new fuel specifications project in La Plata Refinery.

In 2024, the production of gasoline, jet fuel and diesel increased by 3.7%, 1.7% and 1.2%, respectively.

In 2024, the Midstream and Downstream business segment recorded an operating profit of US$ 1,356 million, compared to the operating profit of US$ 939 million in 2023. This represents an increase in operating profit of US$ 417 million (44.4%), mainly explained by:

•	Higher sales in the international market of US$ 968 million (53.8%), mainly due to crude oil exports due to higher sales volumes.

•

Partially offset by lower sales in the domestic market of US$ 58 million, mainly by lower sales volumes of US$ 578 million (5.9%) mostly from fertilizers, jet fuel, asphalts, grains and flours, lubricants and bases, petroleum coke and diesel, partially offset by higher gasoline sales of US$ 520 million (14.9%) due to higher sales prices.

•	Higher costs and expenses of US$ 451 million (3.2%), mainly due to:

-

Higher costs and expenses, excluding downstream costs, of US$ 465 million (3.8%), mainly due to higher charges for taxes, charges and contributions of US$ 226 million explained by an increase in export taxes consistent with the increase in exports.

-	A decrease in downstream costs of US$ 14 million (0.7%).

•

A negative variation in other net operating results of US$ 39 million, mainly explained by lower revenues from the Export Increase Program (see Notes 28 and 35.j) “Export Increase Program” section to the Audited Consolidated Financial Statements).

•	Higher charges for impairment of property, plant and equipment and inventories write-down of US$ 3 million.

LNG and Integrated Gas

In 2024, the operating loss of the LNG and Integrated Gas business segment was US$ 49 million, compared to the operating loss of US$ 1 million during 2023. This represents an increase in operating loss of US$ 48 million, mainly explained by:

•	Higher costs and expenses of US$ 157 million (8.6%), mainly due to:

-	Higher prices and volumes of natural gas purchases as producers to the Upstream and Midstream and Downstream business segments and third parties of US$ 101 million (8.6%).

-	Higher charges for provision for doubtful receivables of US$ 51 million, mainly related to amounts owed by CAMMESA and the SE.

•	A negative variation in other net operating results of US$ 4 million.

•

Partially offset by higher revenues of US$ 113 million (6.2%), mainly due to higher sales of natural gas as producers to third parties of US$ 80 million due to higher prices and sales volumes, and higher sales of natural gas as distributors of our subsidiary YPF Chile for US$ 30 million.

New Energies

In 2024, the operating profit of the New Energies business segment was US$ 106 million, compared to the operating loss of US$ 64 million during 2023. This represents an increase in operating profit or loss of US$ 170 million, mainly explained by:

•

Higher revenues of US$ 476 million (111.2%), mainly due to higher revenues of our subsidiary Metrogas of US$ 491 million (120.9%) as a result of higher volumes and sales prices of natural gas to the retail and large customers segments, partially offset by lower revenues of our subsidiary Y-TEC of US$ of 17 million to the Upstream and Midstream and Downstream business segments.

•

Partially offset by higher costs and expenses of US$ 300 million (61.5%), mainly due to higher purchases of our subsidiary Metrogas of US$ 198 million (64.7%) due to higher volumes and purchase prices of natural gas as distributors.

•	Higher charges for impairment of property, plant and equipment and inventories write-down of our subsidiary Y-TEC of US$ 5 million.

•	A negative variation in other net operating results of US$ 1 million.

Central Administration and Others

During 2024, the operating loss of Central Administration and Others amounted to US$ 332 million, which represented an increase (26.7%) in the operating loss of US$ 70 million compared to the operating loss of US$ 262 million in 2023, mainly due to higher costs and expenses.

YPF | Form 20-F | 2025

Consolidation adjustments

The main transactions between business segments consist of: (i) sales of crude oil and natural gas produced by the Upstream business segment to the Midstream and Downstream and LNG and Integrated Gas business segments, respectively; and (ii) sales of natural gas as producers from the LNG and Integrated Gas business segment to the Midstream and Downstream and New Energies business segments.

Consolidation adjustments, which correspond to the elimination of operating profit or loss results between the different business segments that have not been involved third parties, had a negative amount of US$ 116 million in 2024 compared to a positive amount of US$ 55 million in 2023. In both years, changes in transfer prices reflect market price variations. See Note 5 to the Audited Consolidated Financial Statements.

Liquidity and capital resources

Liquidity

The Company closely monitors liquidity levels in order to meet its cash needs from business operational and financial obligations. We have a conservative approach to the management of our liquidity which consists mainly of: (i) cash and cash equivalents (cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months); and (ii) investments in financial assets (bills and bonds issued by the BCRA, the Argentine Government and the National Treasury, and corporate bonds). Based on the discussion below, we consider that our working capital is reasonable for the Company’s present liquidity requirements. Our management believes that our cash balances and available credit facilities are sufficient to meet our present liquidity requirements. See Note 4 “Liquidity risk management” section to the Audited Consolidated Financial Statements. If our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt securities or obtain credit facilities.

In order to fulfill our financial needs, we have access to bank credit facilities and local and international debt capital markets, which provide a material source of short- and long-term funding. The Company issued several series of negotiable obligations (“NO”) in the local and international markets at different currencies, interest rates and tenors under the Medium-Term Notes (“MTN”) Programs and the Frequent Issuer Regime. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (“BYMA”) and/or the A3 Mercados S.A. (“A3 Mercados”) in Argentina, while international issues are also authorized for trading on the Luxembourg Stock Exchange. For additional information about the outstanding notes of the Company as of December 31, 2025, see Notes 4, 22 and 38 to the Audited Consolidated Financial Statements.

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

Given the restrictions imposed by the BCRA on access to the foreign exchange market (see Note 35.j) to the Audited Consolidated Financial Statements and “Item 10. Additional information—Exchange regulations”) and the potential loosening of such restrictions, the Company may be affected in the event of exchange rate fluctuations, which has motivated, in the past years, an active strategy in the Company’s liquidity management. As of December 31, 2025, liquidity of YPF, considering cash and cash equivalents and investments in financial assets current, was comprised 43.0% in Argentine pesos (approximately 15% hedged in U.S. dollars) and 57.0% in other currencies (mainly U.S. dollars). See “Item 3. Key information—Risk factors—Risks relating to Argentina—We may be exposed to fluctuations in foreign exchange rates”.

For the year 2026, we have established a capital expenditure program estimated between US$ 5.5 billion and US$ 5.8 billion which will be mainly concentrated in our unconventional hydrocarbon investments for crude oil developments. However, in case that cash flows from operating activities in the future turn out to be lower than expected given the uncertainties related to the evolution of the international prices, the Argentine economic environment and, more broadly, on the global economy, we might need to adjust our capital expenditure program downwards to prioritize financial discipline and maintain our net leverage ratios at prudent levels. During 2025, our capital expenditure program amounted to US$ 4.5 billion.

Loans

The table below sets forth, for each of the periods indicated, information regarding our total loans outstanding:

	As of December 31,
	(millions of US$)
	2025	2024	2023
Non-current loans	8,226	7,035	6,682
Current loans	2,355	1,907	1,508
Total	10,581	8,942	8,190

As of December 31, 2025, 2024 and 2023, 98.9%, 99.2%, and 98.0% of our loans were denominated in U.S. dollars, respectively. Moreover, as of December 31, 2025, 94.7% of our total debt accrues interest at a fixed rate.

Regarding our debt composition, as of December 31, 2025, our negotiable obligations represented 84.6%, while the remaining 15.4% consisted of financial loans, exports pre-financing, stock market promissory notes, imports financing and account overdrafts.

In the past we have repurchased certain of our publicly traded bonds in open market transactions on an arms-length basis. The amounts of our repurchased negotiable obligations as of December 31, 2025, 2024 and 2023, were US$ 175 million, US$ 18 million and US$ 3 million, respectively. We may, from time to time, make additional repurchases of, or effect other transactions relating to, our publicly traded bonds if, in our own judgment, the market conditions are attractive.

On December 28, 2018, YPF S.A. registered as “Frequent Issuer No. 4”, under the Simplified Regime for Frequent Capital Markets’ Issuers (“Régimen Simplificado para Emisores Frecuentes”) created by the CNV in June 2018. This Regime seeks to speed up internal authorization processes within the CNV to promote the development of the local capital markets, while also generating more efficient controls. On June 12, 2025, the Board of Directors of YPF S.A. authorized the increase of issuance of negotiable obligations for up to an additional outstanding amount of US$ 2,038 million which was subsequently approved by the CNV. In addition, on November 18, 2025, the Board of Directors of YPF S.A. authorized the increase of issuance of negotiable obligations for up to an additional outstanding amount of US$ 2,000 million. An increase of US$ 800 million was subsequently approved by the CNV. As a consequence, as of such date, the total amount authorized by the Board of Directors of YPF S.A. was of US$ 4,038 million and US$ 2,838 million was the total outstanding amount ratified under the Simplified Regime for Frequent Capital Markets’ Issuers.

YPF | Form 20-F | 2025

The following table sets forth information regarding the expected maturity dates of our loans (principal amount plus accrued interest):

	As of December 31, 2025
	(millions of US$)
	Expected maturity date
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Loans	10,581	2,355	2,006	1,445	1,135	786	2,854

The following table sets forth information regarding the expected maturity dates of our current loans (principal amount plus accrued interest):

	As of December 31, 2025
	(millions of US$)
	Expected maturity date
	Total	0 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months
Current loans	2,355	944	408	701	302

On January 27, 2026, YPF S.A. issued Additional Class XXXIV negotiable obligations in the international market, maturing in January 2034, for a nominal amount of US$ 550 million. The negotiable obligations were issued at a price of 100.789%, resulting in a yield of 8.10%. The principal will be amortized in 3 consecutive annual installments of 30% in January 2032, 30% in January 2033, and the remaining 40% in January 2034.

On February 19, 2026, YPF S.A. issued Additional Class XLII negotiable obligations in the local market, maturing in March 2029, for a nominal amount of US$ 161 million. The negotiable obligations were issued at a price of 102.86%, resulting in a yield of 6.50%. The principal will be amortized in a single installment upon maturity.

For details on the interest rates on our loans, including our negotiable obligations, see Note 22 to the Audited Financial Consolidated Statements.

For a description of our exposure to market risk, see “Item 11. Quantitative and qualitative disclosures about market risk” and Notes 4 and 22 to the Audited Consolidated Financial Statements.

Covenants in our indebtedness

Most of the Company’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Company’s leverage ratio and debt service coverage ratio, subject to limitations on payments of dividends and other restricted payments, and certain events of default (including cross-defaults in respect of other material debt and material judgments, among others), in each case subject to a number of exceptions that may provide flexibility to the Company. See Notes 17 and 33 to the Audited Consolidated Financial Statements.

Under the terms of our financial loan agreements and negotiable obligations, a breach of a covenant that is not remedied within the applicable cure period could constitute an event of default under the applicable instrument, to the extent the lenders or negotiable obligations holders declare all outstanding amounts immediately due and payable under such agreements and negotiable obligations. In addition, because many of our loan agreements and negotiable obligations contain these types of cross-default provisions, a default under one agreement may trigger defaults and/or acceleration of obligations under other financing agreements.

The Company monitors compliance with covenants on a quarterly basis. As of December 31, 2025, the Company is in compliance with covenants in its debt agreements. See “Item 3. Key information—Risk factors—Risks relating to our business—If we fail to comply with the covenants set forth in our credit agreements and indentures, or upon the occurrence of a change of control in YPF S.A., we may be required to prepay our debt” and “Item 3. Key information—Risk factors—Risks relating to our business—Increased interest rates, uncertainty and illiquidity in credit and capital markets may impair our ability to obtain credit and financing or obtain them on acceptable terms”.

Granted guarantees

For information relating to granted guarantees, see Note 34.d) to the Audited Consolidated Financial Statements and. “Item 3. Key information—Risk factors— Risks relating to our business — We may continue to consider acquisition opportunities, which may not be successful”.

Cash flow information

The following table set forth, for each of the periods indicated, information regarding our cash flow information:

	For the year ended December 31, (millions of US$)
	2025	2024	2023
Net cash flows from operating activities	4,959	5,869	5,913
Net cash flows used in investing activities	(5,527)	(5,511)	(5,332)
Net cash flows from / (used in) financing activities	517	(293)	278
Effect of changes in exchange rates on cash and cash equivalents	(134)	(70)	(509)
(Decrease) / Increase in cash and cash equivalents	(185)	(5)	350
Cash and cash equivalents at the beginning of the fiscal year	1,118	1,123	773
Cash and cash equivalents at the end of the fiscal year	933	1,118	1,123

Net cash flows from operating activities in 2025 amounted to US$ 4,959 million compared to US$ 5,869 million in 2024; this decrease of US$ 910 million is primarily due to a decrease in the net changes in assets and liabilities, partially offset by higher operating results (without considering reversal/impairment of property, plant and equipment and inventories write-down, depreciation of property, plant and equipment, amortization of intangible assets and depreciation of right-of-use assets). Net cash flows from operating activities in 2024 amounted to US$ 5,869 million compared to US$ 5,913 million in 2023; this decrease of US$ 44 million is primarily due to lower dividends received in 2024.

YPF | Form 20-F | 2025

Net cash flows used in investing activities in 2025 amounted to US$ 5,527 million compared to US$ 5,511 million in 2024, this increase of US$ 16 million was primarily due to acquisitions from business combinations net of cash and cash equivalents, partially offset by lower payments of acquisition of property, plant and equipment and intangible assets and of additions of assets held for sale, and by higher proceeds from concessions, assignment agreements and sales of assets. Net cash flows used in investing activities in 2024 amounted to US$ 5,511 million compared to US$ 5,332 million in 2023, this increase of US$ 179 million was primarily due to lower proceeds from sales of financial assets net of US$ 323 million (proceeds from sales of financial assets and interests received from financial assets, net of payments from purchase of financial assets), and higher proceeds from concessions, assignment agreements and sales of assets for US$ 127 million.

Net cash flows from financing activities in 2025 amounted to US$ 517 million mainly due to proceeds from loans net of debt repayments of US$ 1,610 million (proceeds from loans net of payments of loans), partially offset by payments of interest for US$ 670 million, and payments of leases for US$ 406 million. Net cash flows used in financing activities in 2024 amounted to US$ 293 million mainly due to payments of interest for US$ 707 million, payments of leases for US$ 400 million, and repayments of account overdrafts, net for US$ 48 million, partially offset by proceeds from loans net of debt repayments of US$ 865 million (proceeds from loans net of payments of loans). Net cash flows from financing activities in 2023 amounted to US$ 278 million mainly due to proceeds from loans net of debt repayments of US$ 1,271 million (proceeds from loans net of payments of loans), partially offset by payments of interest for US$ 623 million and payments of leases for US$ 359 million.

Material cash requirements

The following paragraphs set forth our main material commitments under commercial contracts as of December 31, 2025:

•

Indebtedness: Total debt amounted to US$ 14,082 million as of December 31, 2025, of which US$ 2,870 million correspond to debt maturing in less than one year. These amounts include interests due throughout the life of the instruments. Interest on variable rate instruments is calculated using the rate as of December 31, 2025 (5% of our debt accrue interest at a variable rate). For a description of our loans and rate that they accrue see “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans” and Note 22 to the Audited Consolidated Financial Statements.

•

Lease liabilities: Total undiscounted (in nominal terms) lease liabilities amounted to US$ 683 million as of December 31, 2025, of which US$ 335 million correspond to lease liabilities maturing in less than one year. See Note 21 to the Audited Consolidated Financial Statements.

•

Purchases of goods and services: Purchase obligations are obligations under contractual agreements to purchase goods or services, including investments projects. These obligations enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the timing of the transaction. For obligations with cancellation provisions, we considered the non-cancellable portion of the agreement or the minimum cancellation fee. In addition, purchase commitments under commercial agreements that do not provide for a total fixed amount have been determined using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts as of December 31, 2025.

As of December 31, 2025, the Company was committed to purchase goods and services for approximately US$ 6,735 million, of which US$ 1,778 million correspond to purchases maturing in less than one year. Our analysis was focused on quantitatively and/or qualitatively significant contracts (the contracts not analyzed are not quantitatively and/or qualitatively material to our business as a whole).

The expected timing for payments under these purchase obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts.

•	Other liabilities: Total other liabilities amounted to US$ 6,404 million as of December 31, 2025, and include:

-	Provisions, including provisions for lawsuits and contingencies, environmental liabilities and hydrocarbon wells abandonment obligations. See Note 17 to the Audited Consolidated Financial Statements.

-

Accounts payable, contract liabilities, salaries and social security, taxes payable, other liabilities, income tax liability, deferred income tax liabilities, net, and liabilities directly associated with assets held for sale as set forth in our Audited Consolidated Financial Statements.

As of December 31, 2025, the exploration and development commitments until the expiration of the main exploration permits and exploitation concessions amount to US$ 699 million. See Note 34.c) to the Audited Consolidated Financial Statements.

In addition, we have additional commitments under granted guarantees. See Note 34.d) to the Audited Consolidated Financial Statements and. “Item 3. Key information—Risk factors— Risks relating to our business — We may continue to consider acquisition opportunities, which may not be successful”.

Capital investments, expenditures and divestitures

Capital investments and expenditures

The table below sets forth, for each of the periods indicated, information regarding our capital investments and expenditures by activity:

	For the year ended December 31,
	2025		2024 (3)		2023 (3)
	(millions of US$)	(%)	(millions of US$)	(%)	(millions of US$)	(%)
Capital expenditures and investments (1)
Upstream (2)	3,781	75.7%	4,114	74.2%	4,250	74.3%
Midstream and Downstream	1,024	20.5%	1,233	22.3%	1,285	22.5%
LNG and Integrated Gas	42	0.8%	26	0.5%	14	0.2%
New Energies	38	0.8%	37	0.7%	24	0.4%
Central Administration and Others	108	2.2%	127	2.3%	151	2.6%
Total	4,993	100.0%	5,537	100.0%	5,724	100.0%

(1)

These figures may differ from amounts reported as “capital expenditures”, “CAPEX” or similar terms in our earnings releases and other presentations and materials, which may include amounts consumed in operating costs and other adjustments, as described in those earnings releases, presentations and materials.

(2)	Includes acquisitions of property, plant and equipment and exploration expenses, net of unproductive exploratory drillings expenses and hydrocarbon wells abandonment obligations costs.
(3)

Comparative information for fiscal years ended December 31, 2024 and 2023 has been restated due to the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency. See “Item 4. Information on the Company—Business organization” and Note 5 to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

Capital divestitures

Optimization plan of the conventional upstream portfolio

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields from Golfo San Jorge, Neuquina, Cuyana and Austral certain basins. This disposal of assets related to the Mature Fields Project is consistent with the Company’s management plans, which considers that the ongoing portfolio optimization through the divestment of non-core assets, such as mature fields, is one of the drivers on which YPF’s strategy is based, focusing on activities and investments in unconventional fields. In this sense, during 2024 and significantly in 2025, the Company made progress in the execution of assignment agreements. Additionally, in 2025, the Company included further conventional exploitation concessions to the optimization plan of the conventional upstream portfolio related to mature fields.

As of December 31, 2025, the agreed closing conditions for 10 assignment agreements were satisfied.

During 2024, the agreed closing conditions for the following exploitation concessions were satisfied:

(i)	Escalante - El Trébol.
(ii)	Llancanelo and Llancanelo R.

During 2025, the agreed closing conditions for the following exploitation concessions were satisfied:

(i)	Estación Fernández Oro.
(ii)	Campamento Central - Cañadón Perdido.
(iii)	Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán.
(iv)	Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas.
(v)	Al Norte De La Dorsal, Octógono and Dadín.
(vi)

Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy; Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras.

(vii)	El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur.
(viii)	El Tordillo, Puesto Quiroga and La Tapera.

Additionally, in January 2026, the agreed closing conditions for the “Restinga Alí” exploitation concession were satisfied.

For the assignment agreement of Los Chorrillos, Lago Fuego, Tierra del Fuego - Fracción A, Tierra del Fuego - Fracción B, Tierra del Fuego - Fracción C, Tierra del Fuego - Fracción D and Tierra del Fuego - Fracción E exploitations concessions, the closing conditions were fulfilled and the transfer of 100% of YPF’s rights and obligations in favor of Terra Ignis Energía S.A. was formalized in January 2026.

Also, in January 2026, YPF executed an assignment agreement with Venoil S.A. for the transfer of Cerro Fortunoso and Valle del Río Grande exploitation concessions, located in the Mendoza Province. As of the date of this annual report, the agreement remains subject to the fulfillment of closing conditions, including the formal approval by the relevant regulatory authorities.

On February 18, 2026, YPF’s Board of Directors approved entering into agreements with Pecom Servicios Energía S.A.U. (51%) and its affiliate San Benito Upstream S.A.U. (49%) for the transfer of the Manantiales Behr conventional exploitation concession, the associated hydrocarbon transportation concession, and for the partial sale of stock materials located at the Manantiales Behr and Km 20 warehouses. As of the date of this annual report, the transaction is subject to the fulfillment of closing conditions.

As of the date of this annual report, the assignment agreement that we signed during 2025 for Señal Picada - Punta Barda exploitation concession remains subject to the fulfillment of closing conditions.

As of the date of this annual report, the Company maintains groups of assets as held for sale for which assignment agreements have not yet been signed and continue in negotiations with third parties for their disposal or reversal, and/or are still subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals. We remain committed to the plan and active negotiations for the disposal of such assets with third parties are in place.

For further information see “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our optimization plan of the conventional upstream portfolio”, “Item 4. Information on the Company—Business strategy—Strategic pillars: “YPF 4×4”” and Notes 8 and 11.a) to the Audited Consolidated Financial Statements.

Aguada del Chañar block

In March 2025, YPF sold 49% of its stake in the Aguada del Chañar block to CGC. See “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Operated activities—Core hub” and Note 11.b) to the Audited Consolidated Financial Statements.

Additionally, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves”.

Profertil

In December 2025, YPF sold 50% of its shares and capital stock of Profertil to Agro Inversora. See “Item 4. Information on the Company—Business organization—New Energies—Fertilizers activities”.

Additionally, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Key information—Risk factors—Risks relating to our business—Our business depends on complex, long-term and capital-intensive projects”.

We have made no significant capital divestitures during 2023.

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

YPF | Form 20-F | 2025

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

For information regarding the accounting policy of impairment of property, plant and equipment, intangible assets and right-of-use assets and the significant estimates and key sources of estimation uncertainty of the impairment test, see Notes 2.b.5) and 2.c) “Oil and gas reserves” section, respectively, to the Audited Consolidated Financial Statements. The recoverable amount of property, plant and equipment, intangible assets and right-of-use assets analysis is performed on the year-end date or whenever there is any indication of impairment or reversal of impairment of the recoverable value. It is difficult to predict with reasonable certainty the amount of expected future impairment losses or reversal of impairment given the many factors impacting the assets and the cash flows used in the impairment test calculation. These factors include, but are not limited to, crude oil and natural gas future selling prices, volumes of reserves, the distribution overtime of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, the discount rate. According to the foregoing, and in connection with the estimation of impairment of property, plant and equipment as of December 31, 2025, if our future crude oil and natural gas prices were reduced by 5 US$/bbl and 0.5 US$/MBtu, respectively, for all years of the future discounted cash flows, and assuming all other factors remain constant, future cash flows for impairment of property, plant and equipment comprising the Upstream business segment CGUs would decrease by approximately US$ 3.1 billion, although no impairment loss would need to be recorded. Actual cash flows may be materially affected by other factors and there are numerous uncertainties inherent in the present value estimate of future cash flows, so this hypothetical calculation should not be construed as indicative of our development plans or future results of operations. In addition, for information regarding impairment charges see Note 8 to the Audited Consolidated Financial Statements, and for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Business organization—Upstream—Oil and gas reserves” and “Supplemental information on oil and gas producing activities (unaudited)”.

YPF | Form 20-F | 2025

ITEM 6. Directors, Senior Management and Employees

Management of the Company

The information provided below describes the composition and responsibilities of YPF S.A.’s Board of Directors and committees as of the date of this annual report.

Board of Directors

Composition of our Board of Directors

Our Board of Directors is currently composed of 12 directors and 7 alternate directors. Information about directors and alternate directors is set forth below:

	Position on the Board of Directors				Personal information

Name	Position	Director since (3)	Expiration term (4)	Independence	Born	Shares in YPF (2)

Horacio Daniel Marín	Chairman and Director	2023	2026 (5)	No	May 8, 1963	204,235
Lisandro Catalán	Director	2025	2026	Yes	February 4, 1971	None
Guillermo Alberto Francos	Director	2024	2026	Yes	April 20, 1950	27,700
Eduardo Alberto Ottino	Director	2024	2026	Yes	April 6, 1953	None
Guillermo Gustavo Koenig	Director	2025	2026	Yes	April 18, 1966	68
Emiliano José Mongilardi	Director	2023	2026	No	September 28, 1986	None
José Daniel Álvarez	Director	2026	2026	Yes	January 5, 1973	None
César Rodolfo Biffi	Director	2024	2026	Yes	January 30, 1957	None
Maximiliano D’Alessio	Director	2026	2026	Yes	March 18, 1977	None
Martín Maquieyra	Director	2026	2026	Yes	November 10, 1988	141
Gerardo Damián Canseco	Director	2023	2026	No	April 14, 1965	200
Manuel Adorni (1)	Director	2026	2026	Yes	February 28, 1980	None
Santiago Martínez Tanoira	Alternate Director	2017	2026	No	September 6, 1972	92,134
Silvia Noemí Ayala	Alternate Director	2020	2026	No	November 2, 1966	4,249
Mauricio Alejandro Martín	Alternate Director	2023	2026	No	July 29, 1971	35,643
María Martina Azcurra	Alternate Director	2020	2026	No	March 5, 1971	20,728
Carla Antonela Matarese	Alternate Director	2023	2026	Yes	October 31, 1979	None
Pamela Fernanda Verasay	Alternate Director	2024	2026	No	April 26, 1980	None
Julio Alejandro Schiantarelli	Alternate Director	2023	2026	No	August 23, 1957	680

(1)	Represents our Class A shares.
(2)

Correspond to “beneficially owned” as established by Section 16(a) of the Securities Exchange Act of 1934 and may include direct and/or indirect stock holdings (i) in the form of Class D shares and/or ADRs, and/or (ii) derived from the granting under share-based benefit plans as of March 18, 2026. Each individual owns less than 1% of our Class D shares. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Compensation of members of our Board of Directors”; “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”; and Note 37 “Share-based benefit plan” section to the Audited Consolidated Financial Statements.

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

The changes to the Board of Directors since the 20-F for 2024 fiscal year, published on March 28, 2025, are listed below:

At its meeting held on June 12, 2025, the Board of Directors accepted the resignation of Ignacio Ezequiel Bruera as Director for the Class D shares.

At its meeting held on August 7, 2025, the Board of Directors accepted the resignation of Omar Gutiérrez as Director for the Class D shares. Additionally, in accordance with the replacement order approved by the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ meeting dated April 26, 2024, Guillermo Gustavo Koenig, who had been appointed as Alternate Director for the Class D shares by the same meeting, assumed as Director for the Class D shares in replacement of Omar Gutiérrez. Furthermore, the Board of Directors resolved to appoint Guillermo Gustavo Koenig as a member of the Audit Committee, replacing Omar Gutiérrez.

On September 23, 2025, the members of the Supervisory Committee for the Class D shares appointed Andrea Mariana Confini as Director for the Class D shares, in replacement of Ignacio Ezequiel Bruera, until the election of new directors by the Shareholders’ meeting.

At its meeting held on October 9, 2025, the Board of Directors accepted the resignation of Hugo Eduardo Rodríguez as Alternate Director for the Class D shares.

At its meeting held on November 18, 2025, the Board of Directors accepted the resignation of Carlos Manuel Bastos as Director for the Class D shares. Additionally, the members of the Supervisory Committee for the Class D shares appointed Lisandro Catalán as Director for the Class D shares, until the election of new directors by the Shareholders’ meeting.

At its meeting held on December 11, 2025, the Board of Directors accepted the resignation of Marilina José Jaramillo as Director for the Class D shares.

At its meeting held on January 22, 2026, the members of the Supervisory Committee for the Class D shares appointed José Daniel Álvarez as Director for the Class D shares, in replacement of Marilina José Jaramillo, until the election of new directors by the Shareholders’ meeting.

At its meeting held on January 30, 2026, the Board of Directors acknowledged receipt of the communication sent by the Class A shareholder, the National State - Secretariat of Energy - Ministry of Economy, appointing Manuel Adorni as Director for the Class A shares. Furthermore, at the same meeting, the Board of Directors accepted the resignations of Eduardo Javier Rodríguez Chirillo and José Rolandi as Directors for the Class D shares. Additionally, the members of the Supervisory Committee for the Class D shares appointed Guillermo Alberto Francos and Martín Maquieyra as Directors for the Class D shares, until the election of new directors by the Shareholders’ meeting.

At its meeting held on March 13, 2026, the Board of Directors accepted the resignation of Andrea Mariana Confini as Director for the Class D shares. Additionally, the members of the Supervisory Committee for the Class D shares appointed Maximiliano D’Alessio as Director for the Class D shares, until the election of new directors by the Shareholders’ meeting.

For information about the election of Directors see “Item 10. Additional information—Directors”.

YPF | Form 20-F | 2025

Outside business interests and experiences of the members of the Board of Directors

Horacio Daniel Marín

Current position: Director and Chairman of the Board, and Chief Executive Officer (“CEO”) of YPF S.A.

Other directorships: None.

Experience: Over the course of more than 35-year career, he worked in the development and strategy of the oil and gas industry in several countries besides Argentina, including the United States, Mexico, Venezuela, Colombia, Ecuador, Peru and Bolivia, holding different positions in operations, development, exploration and strategy. He was responsible for the development of both the surface and the infrastructure in the Fortín de Piedra block in the Vaca Muerta formation, developed in record time. He served at Tecpetrol S.A. as Corporate Reservoir Manager, among other positions, and in November 2008 he was appointed Exploration & Production President of Tecpetrol S.A., a position he held until December 2023.

Education: He is a Chemical Engineer graduated from Universidad Nacional de La Plata. He holds a master’s degree in Petroleum Engineering from University of Texas at Austin. In 2009, he attended the Executive Program at the Graduate School of Business at Stanford University.

Lisandro Catalán

Current position: Director of the Board.

Other directorships: None.

Experience: In 2004, he served as an external consultant at the IMF in the Independent Evaluation Office. Between 2007 and 2010, he served as President of Provincia Mandatos S.A. Between 1999 and 2013, he served as attorney-in-fact for the Administración Nacional de la Seguridad Social (National Social Security Administration). From 2012 to 2016, he served as director of Provincia Bursátil S.A., and from 2010 to 2017, he was appointed director of Provincia Microempresas S.A. From 2009 to 2014 he served as attorney in fact at Administración Gubernamental de Ingresos Públicos (Government Administration of Public Revenues) of the Autonomous City of Buenos Aires, and from 2010 to 2012, he was director of Holding Grupo Banco Provincia S.A. From 2008 to 2016, he served as director of Provincia Seguros S.A. From 2016 to 2020 he was director of the Personal Data and Fingerprint Registry of the Federal Recividism Registry of the Argentine Ministry of Justice and Human Rights. Between 2020 and 2023, he served as National Director of the Personal Data and Fingerprint Registry of the Federal Recividism. He was appointed National Secretary of the Interior from 2023 to 2024, then National Deputy Chief of Cabinet of Ministers from 2024 to 2025, and National Minister of the Interior until November 2025.

Education: He holds a law degree from Universidad Nacional de Tucumán and a master’s degree in Public Management from Universidad Austral.

Guillermo Alberto Francos

Current position: Director of the Board.

Other directorships: None.

Experience: Between 1974 and 1978, he worked as a lawyer in the Department of Legal Affairs of the Ministry of Justice of the Nation and worked as Director of the Instituto Nacional de Crédito Educativo between 1978 and 1985. Between 1970 and 1973, he served as Private Secretary of the Ministry of Justice and as Councilman of the Capital City of Argentina between 1985 and 1993. In 1994 he was appointed Undersecretary of the Argentine Registry of Companies (Inspección General de Justicia or “IGJ”). He was elected National Deputy between 1997 and 2000. He held several executive positions at Corporación América S.A. in the agricultural, services, energy, infrastructure and technology sectors, until he became director in 2012. Between 2000 and 2007, he was director of Aeropuertos Argentina 2000 S.A. He was president of Banco Provincia de Buenos Aires between 2007 and 2011. Between 2011 and 2018, he worked at Corporación América S.A., where he was the founder, President and CEO of Wilobank, the first digital bank of Argentina. He was Argentina’s representative before the Inter-American Development Bank between 2019 and 2023. Between December 2023 and May 2024, he served as National Minister of the Interior of the Argentine Republic. From May 2024 to November 2025, he served as Chief of the Cabinet of Ministers of the Argentine Republic.

Education: He holds a law degree from Universidad del Salvador.

Eduardo Alberto Ottino

Current position: Director of the Board.

Other directorships: Director of the board of Ternium Argentina S.A.

Experience: He has more than 40 years of experience, having held various positions in the areas of management control, economic and financial planning, tax, internal audit, administration, reporting and finance. He played key roles in the acquisitions of large and medium-sized industrial companies acquired by the Techint Group in Argentina, Venezuela, United States and Europe. He was Administrative Director of Siderar between 1992 and 1999, and Director of Administration and Finance of Techint Ingeniería y Construcción and Techint Engineering Company between 2000 and 2002. Between 2003 and 2007, he was Chief Administrative Officer of Tenaris S.A., and between 2008 and 2016, he was Chief Administrative Officer of the Techint Group.

Education: He is a Certified Public Accountant graduated from the School of Economics from Universidad Nacional de La Plata. He holds a master’s degree in Business Administration from Instituto de Altos Estudios Empresariales (“IAE”).

Guillermo Gustavo Koenig

Current position: Director of the Board.

Other directorships: None.

Experience: He served as financial director of Casino Magic Neuquén S.A., being responsible for the financial management of the company and the coordination of areas such as internal audit, purchasing, administration and accounting. He was financial advisor of Argentina Gaming Group S.A. He was financial director of Crown Casinos S.A., coordinating the accounting team, preparing monthly and annual balance sheets. He was administration and finance manager of Bacs S.A. He was also president of Mercado de Concentración de la Provincia del Neuquén S.A. until December 2023. Since December 2023, he has served as Minister of Economy, Production and Industry of the Neuquén Province.

Education: He is a Certified Public Accountant from Universidad Nacional del Comahue.

Emiliano José Mongilardi

Current position: Director of the Board.

Other directorships: None.

Experience: He worked as production and maintenance officer at Petromark S.R.L. He is a union representative of the Sindicato de Petróleo y Gas Privado del Chubut and treasurer of the Obra Social de Petroleros de Chubut and of Mutual de Petroleros de Chubut of the Chubut Province. Between 2019 and 2023 he was Provincial Deputy for the Chubut Province.

Education: He holds a diploma in Management and Administration from Instituto Educativo Argentino (“IEA”), specialized in international trade.

YPF | Form 20-F | 2025

José Daniel Álvarez

Current position: Director of the Board.

Other directorships: None.

Experience: He held different positions in the Ministry of Production, Trade and Industry of Santa Cruz Province. From 2008 to 2011 he served as Provincial Director of Internal Coordination. From February to December 2011, he served as Secretary of State of Transportation, and from 2014 to 2015 he held the position of Provincial Director of Aeronautical and Airport Development. From 2015 to 2018, he served as Deputy Manager of Thermal Power at the Institute of Energy of the Santa Cruz Province, and from 2021 to 2023 he served as Chief of Office of the National Deputy Claudio Vidal at the Chamber of Deputies of the Nation. From 2023 to 2025, he served as Minister Secretary in the Office of the Chief of Staff of the Santa Cruz Province.

Education: He holds a high school graduate diploma from Escuela Normal y Comercial “Dr. Julio Ladvocat”, Río Gallegos, Province of Santa Cruz.

César Rodolfo Biffi

Current position: Director of the Board.

Other directorships: None.

Experience: Between 1981 and 1987, he practiced his profession privately. Between 1983 and 1987, he was appointed Councilman of the City of Godoy Cruz in the Mendoza Province. Between 1990 and 1999, he was a Provincial Deputy. Between 1999 and 2007, he was appointed Mayor of the Municipality of Godoy Cruz. He was Provincial Senator from 2010 to 2014, and Provincial Deputy between 2015 and 2019. From 2020 to 2023, he served as Undersecretary of Institutional Relations of the Ministry of the Mendoza Province.

Education: He is a surveyor graduated from Universidad Juan Agustín Maza.

Maximiliano D’Alessio

Current position: Director of the Board.

Other directorships: None.

Experience: He experts in political communication, strategy and relations in the public, private and labor sectors. He worked as a consultant for the Centro de Vinculación Tecnológica Argentino. From 2010 to 2011, he was the Communications Manager at Fondo Fiduciario de Capital Social. From 2020 to 2023, he was the Representative Secretary for the Tierra del Fuego Province. From 2024 to 2025, he was an advisor to the Presidency of Correo Argentino S.A.

Education: He holds a degree in political science from Universidad de Buenos Aires. He also holds a master’s degree in International Relations and Negotiation from Universidad de San Andrés and Facultad Latinoamericana de Ciencias Sociales (“FLACSO”) and has completed the Oil and Gas Course at Universidad Tecnológica Nacional.

Martín Maquieyra

Current position: Director of the Board.

Other directorships: None.

Experience: In 2010, he worked as an advisor to the Ministry of Education of the Government of the Autonomous City of Buenos Aires. From 2012 to 2013, he served as an advisor to the General Directorate of the Social Immediate Assistance Agency (Dirección General de Atención Inmediata) within the Ministry of Social Development of the Government of the Autonomous City of Buenos Aires. From 2016 to 2025, he served as a National Deputy representing the La Pampa Province. From 2024 to 2025, he served as Vice-President of the Energy and Fuels Commission of the Argentine Chamber of Deputies. He currently works as an independent consultant on public and regulatory affairs.

Education: He holds a degree in political science and a postgraduate degree in Environmental Engineering and Sustainable Development from Universidad Católica Argentina. He holds an interdisciplinary master’s degree in Energy from Centro de Estudios de la Actividad Regulatoria Energética of Universidad de Buenos Aires (thesis pending). He also holds a master’s degree in oil and gas management from Universidad Austral.

Gerardo Damián Canseco

Current position: Director of the Board.

Other directorships: None.

Experience: He has been an employee of YPF since September 1984. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Santa Fe Province from 2007 to 2011, Undersecretary of Labor for the Ministry of Labor and Social Security from 2011 to 2014. Likewise, he was President of the Centro de Estudios Laborales y Sociales of Rosario in the Santa Fe Province from 2014 to 2016. Between 1992 and 2021, he was the General Secretary of the San Lorenzo branch of the Federation of Oil and Hydrocarbon Workers Union (“SUPeH”). Since December 2021, he has served as the Secretary of Trade Union Affairs and Training of SUPeH.

Education: He holds a law degree from Universidad Abierta Interamericana (“UAI”) and specializes in trade union law.

Manuel Adorni

Current position: Director of the Board.

Other directorships: None.

Experience: From 2016 to 2023, he worked as journalist and as economic columnist on several national scope radio and television programs and websites. From 2023 to 2024, he served as Deputy Secretary of Communications of the Presidency of Argentina. Between 2024 and 2025, he served as Secretary of Communication and Media in the Office of the Presidency of Argentina. Since November 2025, he has served as Chief of the Cabinet of the Office of the Presidency of Argentina.

Education: He is a certified public accountant and has a postgraduate diploma in higher education from Universidad Argentina de la Empresa (“UADE”). He holds a bachelor’s degree in economics from Universidad de La Plata (thesis pending).

Santiago Martínez Tanoira

Current position: Alternate Director of the Board and LNG and Integrated Gas Executive Vice President of YPF S.A.

Other directorships: Director and Chairman of the board of Mega and YPF EE.

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

YPF | Form 20-F | 2025

Silvia Noemí Ayala

Current position: Alternate Director of the Board and Executive Leader of Aconcagua Project of YPF S.A.

Other directorships: Member of the board of directors of Eleran Inversiones 2011 S.A.U.

Experience: She joined YPF S.A. in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF S.A., that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. Between 2008 and 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager between June 2018 and September 2021. Since October 2021, she has led high-impact projects focused on optimization and automation of corporate governance.

Education: She is Public Accountant from Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from ESEADE.

Mauricio Alejandro Martín

Current position: Alternate Director of the Board, and Midstream and Downstream Executive Vice President of YPF S.A.

Other directorships: Member of the board of directors of VMOS

Experience: He joined YPF S.A. in 1997, developing his career in different areas and roles of our downstream business, as Process Engineer, Production Manager, CMASS Manager, Industrial Complex Manager, and Manager of Planning and Technical Development. From June 2017 to May 2020, he served as Logistics Executive Manager. Between May 2020 and August 2022, he was our Downstream Vice President. Between September 2022 and February 2023, he served as our Services Vice President. He also served as our Digital Technologies and Transversal Solutions Vice President from February 2023 to December 2023, and our Downstream Executive Vice President from December 2023 to January 2025.

Education: He holds a degree in Industrial Engineering from Universidad Nacional de Cuyo, with several specialization programs from IAE Business School and an MBA from UCEMA.

María Martina Azcurra

Current position: Alternate Director of the Board and Commercial Projects Director of YPF S.A.

Other directorships: None.

Experience: She joined YPF S.A. in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Head of Support and Functional Development within the Corporate Economic-Administrative area. From 2008 to 2010, she served as Corporate Manager for Strategy, Planning and Management Control. Between 2010 and 2017, she held different management positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for the Downstream Vice Presidency. In 2020, she was appointed Executive Chemical Manager, a position she held until January 2024, after which she became Executive Manager of the B2B business until October 2025.

Education: She holds a Public Accounting and a Business Administration degree from Universidad de Buenos Aires and a master’s degree in business management from Universidad del Salvador.

Carla Antonela Matarese

Current position: Alternate Director of the Board.

Other directorships: None.

Experience: Between 2005 and 2007, she worked at the Ministry of Production of the Chubut Province, as Advisor in the Management of Financial Programs and Special Projects and as Director of Development Promotion. Between 2007 and 2009, she worked as Undersecretary of Resources in the Comodoro Rivadavia Municipality and as Secretary of Finance and Management Control. She was Government Advisor in Organizational Strategic Management in the Government of the Chubut Province between 2011 and 2013. In 2018, she worked as a consultant for the design and communication of the Government Plan for the municipal political campaign. During 2021, she worked as an external consultant in administrative management with trade union health schemes of the Puerto Madryn City, as well as internal consultant in the Sociedad Cooperativa Popular Limitada in strategic planning and organizational management. Since December 2023, she has worked as Government Advisor in the Cabinet Coordination of the Chubut Province, in charge of the design of the government management system.

Education: She holds a degree in Banking and Financial Companies from UADE.

Pamela Fernanda Verasay

Current position: Alternate Director of the Board.

Other directorships: None

Experience: From December 2015 to December 2021, she served as National Senator for the Mendoza Province and serving on the committees of General Legislation; Regional Economies, Social Economy, Micro, Small and Medium Enterprises; National Economy and Investment; Industry and Trade; Mining, Energy and Fuels; Science and Technology, among others. She served as Chairman of the Argentina-Chile Joint Parliamentary Bicameral Commission. Between 2019 and 2021, she served as First Vice President of the Senate of the Nation. From 2021 to date, she has been a National Deputy for the Mendoza Province and serves as a member, among others, of the committees of Energy and Fuels; Natural Resources and Conservation of the Human Environment; Labor Legislation; and Finance. She chaired the Transport Committee from December 2023 through December 2025.

Education: She is a Certified Public Accountant graduated from Universidad Nacional de Cuyo. She has completed a specialization in Legal and Economic Structure of Energy Regulation and an interdisciplinary master’s degree in Energy, both at the Center for the Study of Energy Regulatory Activity, School of Law of Universidad de Buenos Aires.

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

YPF | Form 20-F | 2025

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

Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with YPF S.A. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above-mentioned requirements may only be carried out with prior approval of the Board of Directors or, in the absence of a quorum at a Board of Directors meeting, of the Supervisory Committee. In addition, these transactions must be subsequently approved by our shareholders at a general meeting. In case the shareholders’ meeting does not approve the relevant transaction, the directors or members of the Supervisory Committee who approved the transaction, as the case may be, shall be held jointly and severally liable for any damages caused to us and the agreement shall be void.

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

With this process, the functioning and effectiveness of the Board of Directors can be monitored regularly, according to the best corporate governance practices. This is also a requirement of the BYMA Corporate Governance Panel, of which YPF S.A. is a party, and a recommendation of the CNV Rules, and is aligned with the NYSE Listing Regulations.

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

For the year ended December 31, 2025, the aggregate compensation accrued by the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 79,533 million (US$ 56 million), excluding social security payments made by YPF S.A. as required by law, but including Ps. 39,557 million (US$ 28 million) in the form of equity compensation plans, pensions, retirement or similar benefits that YPF S.A. provides to its Board of Directors and executive officers. All compensations are determined in the currency of legal tender, which is the Argentine peso.

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

In 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees.

For additional information see Notes 2.b.11) and 37 to the Audited Consolidated Financial Statements and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Additionally, since 2024, a variable compensation program based on the Company’s results (“CVR”, for its acronym in Spanish) has been implemented, to be paid whenever these results are positive.

Executive officers who also perform as members of the Board of Directors can also be entitled to the aforementioned programs (with certain exceptions), which shall be subject to the limitations set forth hereinabove in this section.

YPF | Form 20-F | 2025

None of the non-employee members of YPF S.A.’s Board of Directors is party to any service contract with us or any our subsidiaries providing for benefits upon termination of their term in office.

Board of Directors’ Committees

YPF’s Board of Directors has established the following committees: Audit Committee, Legal and Institutional Affairs Committee, Risk and Sustainability Committee, Strategy and Transformation Committee, Compensation and Nomination Committee and Disclosure Committee. These committees periodically report their activities to the Board of Directors.

The following table sets forth a summary of the composition of the committees composed of Directors as of the date of this annual report:

	Committees
Member	Audit	Legal and Institutional Affairs	Risk and Sustainability	Strategy and Transformation	Compensation and Nomination	Member since (1)

Eduardo Alberto Ottino (2)	●			●	●	2024

Guillermo Gustavo Koenig	●					2025

César Rodolfo Biffi	●		●	●		2024

Martín Maquieyra			●			2026

Horacio Daniel Marín		●		●	●	2023

Guillermo Alberto Francos		●		●	●	2026

Lisandro Catalán		●	●			2026

Gerardo Damián Canseco		●				2026

Manuel Adorni (3)				●		2026

● Committee Chair

● Committee Member

(1)

The members of the Audit Committee have been appointed to serve for 1 fiscal year which ended on December 31, 2025 but remain in office until the Board of Directors’ meeting appoints the members of the Committee for the following fiscal year, while the members of the rest of the committees have been appointed to serve for 3 fiscal years which end on December 31, 2026 but remain in office until the next Shareholders’ meeting appoints the Board of Directors.

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

•

Periodically supervises the functioning of the internal control over financial reporting system and the administrative-accounting system, as well as the reliability of the latter, and of the financial information, hydrocarbon reserves information and other relevant information communicated to the CNV and the markets in compliance with the applicable information regime.

•	Gives its opinion regarding the proposal of the Board of Directors for the appointment of the external auditor of YPF S.A. and oversees its independence.
•	Supervises the application of policies regarding information on risk management of YPF S.A.
•	Provides the market with complete information regarding transactions in which there is a conflict of interests with members of the corporate bodies or controlling shareholders.
•	Opines on the reasonability of proposals brought forth by the Board of Directors on fees and stock option plans for directors and administrators of YPF S.A.
•	Verifies compliance with applicable regulations for matters related to behavior in the stock markets.
•	Ensures that our Code of Ethics complies with the legal requirements and is adequate for YPF S.A.

Meetings

The Audit Committee, pursuant to its regulations, must meet as many times as needed and at least once every quarter. From March 28, 2025 to March 25, 2026, the Audit Committee held 12 formal meetings.

Economic and financial information

Using the assessment of the Principal Financial Officer (“PFO”), currently the Administration and Reporting Vice President, and the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements (for statutory, legal and regulatory purposes filed with CNV) before they are submitted to the Board of Directors. The Audit Committee reviewed our Consolidated Financial Statements as of December 31, 2025 and comparative information included in this annual report and our report on Form 6-K furnished to the SEC on March 6, 2026.

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

YPF | Form 20-F | 2025

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

As of the date of this annual report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditor of the Consolidated Financial Statements for the year ended December 31, 2026.

Legal and Institutional Affairs Committee

Among its main functions, the Legal and Institutional Affairs Committee is responsible for the supervision of management and analysis of the litigation strategy of the main pre-trial, arbitral and judicial disputes where YPF S.A. is a party, among other matters.

Risk and Sustainability Committee

The Risk and Sustainability Committee main functions are to establish comprehensive management policies for business risks and to monitor their adequate implementation; to identify and evaluate risk factors that are specific to YPF S.A. and/or its activity; and to monitor risks and implement corresponding mitigation actions; also receives reports from the Cybersecurity department and supervises matters related to information security, among other functions.

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
•

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
•

Assume the activities that, according to U.S. laws and the SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus”—SEC Release number 33-8124), and the existence and maintenance of adequate procedures and controls for the generation of the information to be included in our annual reports on Form 20-F and other information of a financial nature as required to be certified by our CEO and PFO.

•

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

•	Formulate proposals for an internal code of conduct with respect to stock markets that follow applicable rules and regulations, or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets where our stock is traded.
•	Annual and quarterly financial reports.
•	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to shareholders.
•	General communications to shareholders.
•	Presentations to analysts, investors, rating agencies and lending institutions.

YPF | Form 20-F | 2025

As of the date of this annual report, the Disclosure Committee is composed of the following members (see “Item 6. Directors, Senior Management and Employees—Management of the Company—Senior Management”):

	Position in the Company and in Disclosure Committee		Personal information

Name	Position	Member since (1)	Born	Shares in YPF (4)
Horacio Daniel Marín	CEO	2024	May 8, 1963	204,235
Juan José Mata (2)	Administration and Reporting Vice President	2025	April 3, 1963	23,754
Matías Osvaldo Farina	Upstream Executive Vice President	2023	February 16, 1973	107,475
Santiago Martínez Tanoira	LNG and Integrated Gas Executive Vice President	2016	September 6, 1972	92,134
Mauricio Alejandro Martín	Midstream and Downstream Executive Vice President	2020	July 29, 1971	35,643
Andrés Marcelo Scarone	New Energies Vice President	2025	July 5, 1969	24,463
Maximiliano Pedro Westen	Strategy, New Businesses and Controlling Vice President	2023	January 31, 1979	33,596
Pedro Luis Kearney	Finance Vice President	2025	May 8, 1982	34,380
Walter Ariel Actis	Supply Chain Vice President	2023	December 7, 1973	36,337
Gustavo María Gallino	Infrastructure Vice President	2023	August 10, 1959	32,123
Guillermo Andrés Pitrelli	Quality, Environment and Safety Vice President	2023	June 5, 1977	47,334
Alejandro Luis Wyss	Technology Vice President	2023	June 20, 1968	33,297
Germán Vito Fernández Lahore (3)	Legal Affairs Corporate Vice President	2015	September 19, 1968	52,395
Guillermo José Garat	Corporate Affairs, Communication and Marketing Vice President	2023	March 8, 1978	28,230
Lisandro Deleonardis	Public Affairs Vice President	2023	April 1, 1974	32,649
Florencia Tiscornia	People and Culture Vice President	2021	May 28, 1974	55,155
Marcelo Gustavo Aldeco	Labor Relations Vice President	2023	November 23, 1975	32,114
Ariel Polotnianka	Chief Audit Officer	2025	January 12, 1977	1,626
Carlos Alejandro Berto	Reserves Auditor	2025	October 11, 1965	6,999

(1)

No expiration date of position specified when appointed. The year indicates when the person was appointed as a member of the Disclosure Committee for the first time continuously, regardless of the different positions they may have served.

(2)	President of the Disclosure Committee.
(3)	Secretary of the Disclosure Committee.
(4)

Correspond to “beneficially owned” as established by Section 16(a) of the Securities Exchange Act of 1934 and may include direct and/or indirect stock holdings (i) in the form of Class D shares and/or ADRs, and/or (ii) derived from the granting under share-based benefit plans as of March 18, 2026. Each individual owns less than 1% of our Class D shares. See “Item 6. Directors, Senior Management and Employees—Our people—Compensation and benefits”; “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”; and Note 37 “Share-based benefit plan” section to the Audited Consolidated Financial Statements.

Outside business interests and experiences of the members of the Disclosure Committee

Juan José Mata

Current position: Administration and Reporting Vice President of YPF S.A.

Other current activities: None.

Experience: He has over 40 years of professional experience, having held various positions in administration and finance at Techint Ingeniería y Construcción, Ferroexpreso Pampeano S.A., Transportadora Gas del Norte S.A., and Tenaris S.A. From 2011 to June 2025, he served as CFO of Tecpetrol S.A., leading the areas of administration, finance, taxation and compliance. In July 2025, he joined YPF as Chief Audit Officer.

Education: He is a Certified Public Accountant graduated from Universidad Católica Argentina and holds a master’s degree in Finance from Universidad Torcuato Di Tella.

Matías Osvaldo Farina

Current position: Upstream Executive Vice President of YPF S.A.

Other current activities: None.

Experience: He began his career in Tecpetrol S.A in 1997 as Company Man of Drilling and Completion in Neuquén, Mendoza, Tartagal, Comodoro Rivadavia and Bolivia and has developed his career as Corporate Manager, Director and Vice President of Drilling, Completion, Workover and Pulling in Tecpetrol S.A. between December 2008 and December 2023.

Education: He is a Petroleum Engineer graduated from the ITBA and holds a master´s degree of Engineering from Texas A&M University.

Andrés Marcelo Scarone

Current position: New Energies Vice President of YPF S.A.

Other current activities: Chairman of the board of directors of YPF EE, Y-TEC and Metrogas.

Experience: He has over 30 years of experience in YPF S.A. Within the oil sector, he led operations in Argentina and in Latin America. He worked for 12 years outside Argentina, in Lima, Quito and Guayaquil, where he was in charge of the company’s retail operations. Since 2010 he has been in Argentina, where he headed the Commercial Executive Management of YPF S.A. and then the Trading Executive Management. He served as General Manager of Mega, from June 2020 to December 2024.

Education: He is an Industrial Engineer graduated from Universidad Católica Argentina with a specialization at the Massachusetts Institute of Technology where he attended the Advanced Study Program Fellow, and from the University of Piura (Perú), where he completed the Management Development Program.

Maximiliano Pedro Westen

Current position: Strategy, New Businesses and Controlling Vice President of YPF S.A.

Other current activities: None.

Experience: He worked for 10 years in Tecpetrol S.A. in different roles, such as in business development and corporate planning in Argentina and United States. He joined YPF S.A. in 2016 as Business Development Manager until 2019. From 2020 to 2022 he held the role of Corporate Strategy Manager at YPF S.A. In 2023, he served as Executive Manager of the LNG project.

Education: He is an Industrial Engineer graduated from the Universidad of Buenos Aires.

YPF | Form 20-F | 2025

Pedro Luis Kearney

Current position: Finance Vice President of YPF S.A.

Other current activities: None

Experience: He has over 20 years of experience in the YPF Group. He joined YPF S.A. in 2003, having held various positions in finance, planning, management control, and human resources within the YPF Group. From 2014 to 2020, he held the position of Corporate Planning and Management Control Manager and Controller for the Downstream business. Previously, he worked in Human Resources, both in Argentina and at Repsol in Spain. From August 2020 to March 2024, he served as Executive Manager of Planning and Finance at YPF S.A. He also served as a board member of YPF Luz and Refinor. From April 2024 to August 2025, he served as CFO of YPF EE.

Education: He is a Certified Public Accountant graduated from Universidad Católica Argentina, he has participated in various specialization programs and holds an MBA from Universidad Torcuato Di Tella.

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

Other current activities: Director and Chairman of the board of VMOS

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

Guillermo Andrés Pitrelli

Current position: Quality, Environment and Safety Vice President of YPF S.A.

Other current activities: None.

Experience: He joined YPF S.A. in 2002 and developed his career in different areas and roles in the Upstream segment, as Reservoir Engineer and Production Engineer in El Guadal and Los Perales blocks, Production Engineer Chief in Los Perales block, as Asset Manager in Manantiales Behr block, Director of the Economic Unit Chubut and Business Unit Chubut, North Mendoza Business Manager and Upstream Production Executive Manager. He served as Regional Manager in the west region in the Conventional Upstream Vice Presidency from July 2020 to December 2023.

Education: He is a mechanical engineer graduated from Universidad Nacional de La Plata.

Alejandro Luis Wyss

Current position: Technology Vice President of YPF S.A.

Other current activities: Director of the board of YPF Digital.

Experience: He has vast experience in the information technology sector, holding management positions in the last 20 years in high complex technologies companies. He began his professional career in 1990 at Banelco S.A. in the ATM and electronic payments business unit. In 1995 he joined Red Link S.A., where he became Systems Manager in 2000, leading the digital transformation of large-scale systems and overseeing the development and expansion of the ATM infrastructure, online banking, check clearing and transfers for the whole country. He held the position of Chief Technology Officer at BYMA and Caja de Valores from 2007 to 2022.

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

YPF | Form 20-F | 2025

Guillermo José Garat

Current position: Corporate Affairs, Communication and Marketing Vice President of YPF S.A.

Other current activities: Director and Chairman of the board of YPF Digital and Vice President of Fundación YPF.

Experience: He worked at the daily business newspaper El Cronista Comercial and is a member of the Professional Council of Public Relations. He worked as a producer in different types of media content such as print, radio and television. He specializes in institutional and political communication, working actively in Argentina, Mexico, United Sates, Brazil and other countries. Since 2001, he has promoted the setting up of several consulting and polling service companies, as well as founding others related to real estate and the food industry as an entrepreneur.

Education: He holds a degree in Economics from Universidad Católica Argentina.

Lisandro Deleonardis

Current position: Public Affairs Vice President of YPF S.A.

Other current activities: Director of the board of YPF Digital and Chairman of Fundación YPF.

Experience: He began his career in Techint Group in 1993 where he held different positions in the field of Institutional Relations for Argentina (Neuquén), Colombia, Ecuador, Perú, Venezuela, Central America, and the Caribbean for different companies of the group. He served as senior Director of Institutional Relations at Oil and Gas, Engineering and Construction and Services for the Techint Group between 2017 and 2023, being responsible for institutional and governmental relations of Tecpetrol S.A., Techint Ingeniería y Construcción and service companies. He was a member of the board of directors of the Cámara de Exportadores de la República Argentina (Chamber of Exporters of the Argentine Republic); Unión Industrial of the Buenos Aires Province; Argentine-Chinese Chamber of Commerce; Vice President of the Argentine-Mexican Chamber of Commerce. He is also Chairman of the International Relations Department of the Cámara Argentina de la Construcción (Argentine Chamber of Construction); and first Vice-Chairman of the Cámara de Exploración y Producción de Hidrocarburos -CEPH- (Chamber of Hydrocarbon Exploration and Production).

Education: He holds a degree in International Trade from UADE and in International Negotiations from F-Interal / Florida International University.

Florencia Tiscornia

Current position: People and Culture Vice President of YPF S.A.

Other current activities: Director of the board of Metrogas.

Experience: She has worked at YPF since 2012, performing different positions and challenges within Human Resources such as Downstream HR Executive Manager, HR Expertise Center Executive Manager, Organization and Compensation Manager and Talent Manager. She is also member of the Compliance & Ethics Committee. Before working at YPF, she developed her professional career in other companies and has extensive work experience in human resources, having worked in different industries, such as IT and consulting services.

Education: She holds a bachelor’s degree in economics from Universidad del Salvador, a postgraduate degree in leadership and coaching from Universidad de Belgrano, and an MBA from UCEMA.

Marcelo Gustavo Aldeco

Current position: Labor Relations Vice President of YPF S.A.

Other current activities: None.

Experience: He joined YPF S.A. in 2008. From October 2017 to December 2023, he served as Manager of the Labor Relations Department for the YPF Group. Previously, he held different roles within the Labor Relations area in the Upstream business segment.

Education: He is a lawyer graduated from Universidad de Buenos Aires and holds a master’s degree in labor law and social security from Universidad de Valencia.

Ariel Polotnianka

Current position: Chief Audit Officer of YPF S.A.

Other current activities: None.

Experience: He has worked at YPF S.A. for 20 years. From 2012 to 2015, he held the position of Audit Manager for several associates and joint ventures, focusing on the development of unconventional resources. From 2015 to 2025, he served as Upstream Audit Manager.

Education: He holds a degree in industrial engineering from Universidad Tecnológica Nacional, a specialization in oil and gas production from ITBA and a master’s degree in Systems Auditing from Universidad del Salvador.

Carlos Alejandro Berto

Current position: Reserves Auditor of YPF S.A.

Other current activities: None.

Experience: He has more than 30 years of experience in the oil and gas industry having held different positions at Tecpetrol S.A. From December 2022 to October 2025, he served as Reserves and Technical New Ventures Director at Tecpetrol S.A. Throughout his career, he has held key roles such as Reserves Manager, Development Manager, and Operations Manager, leading multidisciplinary teams, optimizing reserves, and developing fields in Latin America and the United States.

Education: He holds a degree in chemical engineering from Universidad Nacional de La Plata, with a specialization in reservoir engineering from Universidad de Buenos Aires and a master’s degree in petroleum engineering from Texas A&M University.

To the knowledge of the Company, none of the members of the Disclosure Committee have family relationships with members of senior management or members of the Board of Directors.

Senior Management

The changes to the Senior Management structure since the 20-F for 2024 fiscal year, published on March 28, 2025, are listed below.

At its meeting held on June 27, 2025, the Board of Directors of YPF S.A. appointed Juan José Mata to serve as Chief Audit Officer, as of July 14, 2025, while Javier Fevre will continue to serve the Company, reporting to the Chief Audit Officer.

YPF | Form 20-F | 2025

At its meeting held on August 18, 2025, the Board of Directors of YPF S.A., effective as of August 19, 2025, approved the following changes:

●	The Board of Directors accepted the resignation of Federico Barroetaveña as Chief Financial Officer (“CFO”).
●

Within the framework of the Company’s “YPF 4×4” plan and considering YPF’s need to focus on the excellence and effectiveness of its administrative processes while simultaneously addressing the challenges related to strategic projects and their financing, the functions centralized in the CFO Vice Presidency were divided, and the Administration and Reporting Vice Presidency headed by Juan José Mata, and Finance Vice Presidency headed by Pedro Luis Kearney were created.

●	Ariel Polotnianka was appointed as Chief Audit Officer on an interim basis.

At its meeting held on September 23, 2025, the Board of Directors appointed Carlos Alejandro Berto to serve as Reserves Auditor, effective October 13, 2025, in replacement of Raúl Alberto Stoeff Belkenoff.

At its meeting held on February 26, 2026, the Board confirmed the appointment of Ariel Polotnianka as Chief Audit Officer on a permanent basis.

As of the date of this annual report, our Senior Management is composed of the following members:

Name	Position	Since (1)
Horacio Daniel Marín	CEO	January 2024
Juan José Mata	Administration and Reporting Vice President	August 2025
Matías Osvaldo Farina	Upstream Executive Vice President	December 2023
Santiago Martínez Tanoira	LNG and Integrated Gas Executive Vice President	January 2025
Mauricio Alejandro Martín	Midstream and Downstream Executive Vice President	January 2025
Andrés Marcelo Scarone	New Energies Vice President	January 2025
Maximiliano Pedro Westen	Strategy, New Businesses and Controlling Vice President	December 2023
Pedro Luis Kearney	Finance Vice President	August 2025
Walter Ariel Actis	Supply Chain Vice President	January 2025
Gustavo María Gallino	Infrastructure Vice President	December 2023
Guillermo Andrés Pitrelli	Quality, Environment and Safety Vice President	December 2023
Alejandro Luis Wyss	Technology Vice President	December 2023
Germán Vito Fernández Lahore	Legal Affairs Corporate Vice President	December 2015
Guillermo José Garat	Corporate Affairs, Communication and Marketing Vice President	December 2023
Lisandro Deleonardis	Public Affairs Vice President	December 2023
Florencia Tiscornia	People and Culture Vice President	July 2021
Marcelo Gustavo Aldeco	Labor Relations Vice President	December 2023

(1)	Indicates when the person has been appointed, as applicable, for the first time continuously. No expiration date of position specified when appointed.

Independence of the members of our Board of Directors and Audit Committee

The following description of the CNV Rules were considered in order to assess each director’s independence. In that sense, a director is considered independent if the main material relationship of such director with YPF S.A. is being a member of its Board of Directors. A director is not considered independent when such director:

(i)

Holds a position as director on the board of directors of the issuer’s controlling shareholder or any other entity in the issuer’s corporate group at the time of the director’s appointment or if he held such position during the immediately preceding three years.

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

YPF | Form 20-F | 2025

The term “economic group” shall mean controlling companies, controlled companies and those affiliated in which there is a relevant influence in the decisions. Direct and/or indirect interests through companies or individuals are considered.

As of the date of this annual report, Directors Lisandro Catalán, Eduardo Alberto Ottino, Guillermo Gustavo Koenig, César Rodolfo Biffi, Maximiliano D’Alessio, Guillermo Alberto Francos, José Daniel Álvarez, Martín Maquieyra and Manuel Adorni, and Alternate Director Carla Antonela Matarese, qualified as independent member of our Board of Directors under the criteria described above.

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

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards:

●

Independence of the members of the Board of Directors: In accordance with the NYSE corporate governance rules, a majority of the board of directors of U.S. companies listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. The relevant Argentine rules for determining director independence are described under “Item 6. Directors, Senior Management and Employees—Independence of the members of our Board of Directors and Audit Committee”. The independence of the members of our Board of Directors is determined according to the CNV Rules.

●

Compensation and Nomination Committee: In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee, and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not mandatory but are recommended by the CNV in the “Recommendations for the Corporate Governance Code” incorporated as Exhibit III, Chapter III, Title IV of the CNV Rules. YPF S.A. follows the CNV’s recommendation and has a Compensation and Nomination Committee established by our Board of Directors under the option provided in Article 17 clause (xii) of YPF S.A.’s bylaws. The Committee is integrated by 3 members and the President is independent. Also, the NYSE rules require that, with limited exemptions, all equity compensation plans be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the Board of Directors.

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

The bylaws provide for a Supervisory Committee composed of three to five members and three to five alternate members, as determined by the shareholders’ meeting, that are elected for one-fiscal year term. The Class A shares are entitled to elect one member and one alternate member of the Supervisory Committee so long as one share of such class remains outstanding. The holders of Class D shares may elect up to four members and up to four alternates members. Under the bylaws, meetings of the Supervisory Committee may be called by any member. The meetings require the presence of all members and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is different from that of the Audit Committee. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors’ Committees—Audit Committee”. In 2025, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 469.8 million.

As of the date of this annual report, the Supervisory Committee is composed of the following members:

	Position on the Supervisory Committee					Personal information

Name	Position	Class of shares represented	Member since	Expiration term (1)	Independence	Born	Shares in YPF
Raquel Inés Orozco	Member	A	2025	2025	Yes	January 30, 1956	None
Juan Andrés Gelly y Obes	Member	D	2025	2025	Yes	March 27, 1956	None
Santiago Carlos Lazzati	Member	D	2025	2025	Yes	November 17, 1937	None
Vivian Haydeé Stenghele	Alternate member	A	2025	2025	Yes	July 10, 1969	None
Alejandro Poli	Alternate member	D	2025	2025	Yes	November 28, 1956	None
Alfredo Cayetano Cogorno	Alternate member	D	2025	2025	Yes	July 27, 1979	None

(1)

The members of the Supervisory Committee are appointed each fiscal year. Our shareholders, in the General Ordinary and Extraordinary and Special Class A and D Shareholders’ meeting held on April 30, 2025, appointed the members of the Supervisory Committee for the fiscal year ended December 31, 2025.

YPF | Form 20-F | 2025

Raquel Inés Orozco

Current position: Regular member of the Supervisory Committee of YPF S.A.

Experience: She is an officer of the Sindicatura General de la Nación (“SIGEN”). Additionally, she is a member of the supervisory committees of YPF Gas. She is a regular statutory auditor of Nación Servicios S.A. She is an alternate member of the supervisory committee of Correo Argentino S.A., Compañía Inversora en Transmisión Eléctrica S.A. and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. From April 2017 to April 2024, she was a regular member of the Supervisory Committee for the Class D shares of YPF S.A. and since April 2024 she is a regular member of the Supervisory Committee for the Class A shares of YPF S.A.

Education: She holds a law degree from Universidad de Buenos Aires, and specializes in corporate governance, social responsibility and social balance.

Juan Andrés Gelly y Obes

Current position: Regular member of the Supervisory Committee of YPF S.A.

Experience: From 1979 to 1990, he worked as Administrative & Financial Manager for Cotmo - Rhein Schelde Handelsgesellschaft. In 1995, he was appointed statutory auditor of Aerolíneas Argentinas S.A., and from 1990 to 2008, he was partner of Otero, Cano & Asociados, Contadores y Consultores. From 2005 to 2012 he was appointed statutory auditor of YPF S.A. on behalf of the class D shares. Since 2008 to date, he has served as founding partner of Gelly y Obes & Asociados, Contadores y Consultores. From 2016 to date, he has served as the Statutory Auditor of Unidad de Auditoría Estatal of SADAIC (“Sociedad Argentina de Autores y Compositores de Música”).

Education: He is a Certified Public Accountant graduated from Universidad de Belgrano.

Santiago Carlos Lazzati

Current position: Regular member of the Supervisory Committee of YPF S.A.

Experience: He served as consultant to the International Criminal Court located in The Hague, The Netherlands regarding the design of its organizational structure. From 2010 to 2013, he was an external member of the Audit Committee of said court. He served as Statutory Auditor of YPF S.A. from 2008 to 2012, and of Telefónica Group and Hoteles Sheraton de Argentina S.A.C. from 1993 to 2015. He was a partner of Arthur Andersen between 1974 and 1993, and between 2005 and 2015 he was Associate Director at Deloitte. He served as professor at Universidad de Buenos Aires, Universidad Católica Argentina and other training institutions. He conducted several seminars and conferences in Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, United States, Germany, Belgium, Spain, France, England, Italy, Portugal, Sweden, Switzerland and Turkey. Currently, he serves as managing partner at Lazzati Consultores y Formadores and is the director of the bachelor’s degree in business administration and management program at the School of Economics and Business of Universidad Nacional de San Martín. He is the author of numerous books and articles on business administration.

Education: He is a Certified Public Accountant graduated from Universidad de Buenos Aires.

Vivian Haydee Stenghele

Position: Alternate member of the Supervisory Committee of YPF S.A.

Experience: She is an officer of the SIGEN since 2010; specialized in the auditing of companies, corporations and entities (YPF S.A., Banco Macro S.A., Banco Hipotecario S.A., Nación Factoring S.A., Nucleoeléctrica Argentina S.A., Integración Energética Argentina S.A., Consultatio, S.A. San Miguel, IMPSA S.A., Transapelt S.A.U., Ingeniería y Computación S.A.U., Intercargo S.A.U., Radio y Televisión S.E., Tandanor S.A.C.I. y N., Banco de Inversión y Comercio Exterior S.A., EDENOR S.A., Fabricaciones Militares S.E.). She worked at the Banco Hipotecario S.A., as Manager of the Operations area and as Internal Audit Department leader between 1995 and 2008.

Education: She is a Certified Public Accountant graduated from Universidad de Buenos Aires.

Alejandro Poli

Current position: Alternate member of the Supervisory Committee of YPF S.A.

Experience: From 1981 to 1988, he was Manager of the Audit Division at Pistrelli, Diaz y Asociados, correspondents of Arthur Andersen. From 1988 to 1993, he was Manager of Planning and Control Management at Banco Crédito Provincial. During 1994, he was Deputy Manager of Banco Austral. From 1995 to 1996, he was president of Commitment S.A., a business management consulting firm. From 1997 to 2010, he was appointed CEO of Hospital Británico de Buenos Aires. From 2010 to 2016, he served as CEO of the Instituto Cardiovascular de Buenos Aires. From 2018 to 2023, he was appointed Health Director of the Cámara de Especialidades Médicas. He was a member of the board of directors of several professional healthcare industry chambers, such as the Association of Private Clinics of the Argentine Republic. He currently works as an independent consultant.

Education: He is a Certified Public Accountant graduated from Universidad de Buenos Aires.

Alfredo Cayetano Cogorno

Current position: Alternate member of the Supervisory Committee of YPF S.A.

Experience: From 1998 to 2003, he worked at the accounting firm Castro Huergo Contadores Públicos focusing on auditing and taxes. From 2003 to 2008, he worked as tax and audit manager for Otero, Cano & Asociados. From 1998 to date, he serves as statutory auditor of Aldea del Faldeo S.A. representing class A, B and C shares and as coordinating member of the shareholders’ committee.

Education: He is a Certified Public Accountant graduated from Universidad de Buenos Aires.

To the knowledge of the Company, none of the members of the Supervisory Committee have family relationships with members of senior management or members of the Board of Directors.

YPF | Form 20-F | 2025

Our people

Attraction, retention and development

In terms of attraction, we used “job posting” as a resource to cover vacancies with internal staff, a practice that continued to consolidate. As a result, 59.5% of the vacant positions in 2025 in YPF S.A. were filled by internal candidates.

Regarding young employment, we also carried out our “Young Trainees Program” where we incorporated 39 professionals in YPF S.A. who graduated from different universities and locations around Argentina. As part of the training process, these professionals rotated through different areas during a nine-month period. Then, they were assigned to a specific position to continue their professional development in the Company.

We also carried out an internship program for undergraduate students in their final year of college. In 2025, 143 students from different universities and majors completed the 12-month program in different areas in YPF S.A. Others had the opportunity to participate in specific business projects developed under the guidance of Company’s professional tutors.

In order to continue strengthening our position as an employer of choice, we continue fortifying our employer brand strategy, which included various actions aimed at positioning and consolidating the Company in the talent market, carrying out initiatives such as presentations and talks at university fairs, conferences and events, sponsorships in different technical spaces, among others. Additionally, we actively participated in different national and international award programs that recognize best practices in talent management, culture, and organizational development, further enhancing our visibility and reputation in the market. In 2025, YPF obtained the “Top Employer Certification”, an international distinction that recognizes organizations achieving the highest standards in their People and Culture practices, highlighting that this achievement reflects the Company’s strong commitment to building a solid, positive, and people-centered work environment. Throughout 2025, we also maintained our position within the top 10 of several prestigious rankings, reflecting the sustained appreciation of our practices by independent institutions and reinforcing our reputation as an employer of choice. Moreover, we were recognized and awarded for several of our People and Culture practices in both local and international markets, including distinctions granted by institutions such as IAPG, Nubi, Brandon Hall, among others, highlighting the continued impact and excellence of our initiatives.

With respect to talent management, we held talent review sessions to assess the profile and potential of our staff, identifying individuals with high technical value, high potential, and successors for key roles, and defining tailored development plans based on this. Additionally, special monitoring was carried out on a group identified as top talent, a subgroup within the high-potential employees identified by each Vice Presidency, to ensure appropriate retention and development actions.

As one of people management goals is the retention of key people, we continuously monitor the voluntary rotation, which maintains levels below 3% in YPF S.A, below market reference.

In the learning and development field, in 2025, we focused on strengthening organizational and critical business capabilities, prioritizing cross-cutting skills such as productivity and innovation, data analytics and AI, and project management.

In 2025, we continued with our leadership development program, which consisted of training activities for leaders at different levels: supervisors, heads, managers, and new leaders, in which 1,990 leaders participated. Additionally, we supported business units in their business transformation with different leadership trainings, in which we focused on topics such as productivity, business oversight, and high-performance teams.

We also continued with “LIFE”, our female leadership program implemented in 2020, in which 227 talented women of YPF participated to foster critical skills for future expanded roles.

The 360° Feedback Evaluation was carried out once again, in which more than 950 leaders were evaluated, obtaining different perspectives regarding their role and leadership style.

We continued to develop technical capabilities in our critical disciplines, leveraging targeted learning initiatives and certifications through our internal program called “Expertise”. As of 2025, a new program was launched, consisting of accelerating the development in technical capabilities for young professionals by sponsoring their pursuit of Master of Science degrees at world class universities.

Nowadays, the digitization and virtualization of content is key. In this sense, in 2025 in YPF S.A. 75.3% of the training proposal was carried out remotely, 21.4% by e-learning and 53.9% virtually. We managed more than 375,000 hours of training for our staff, with an average of 36.2 hours of training per person.

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

Since 2024, a variable compensation program based on the Company’s results (“CVR”) has been implemented, to be paid whenever these results are positive. In addition, in 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees.

Also, YPF has a share-based benefit plan, which promotes the retention of executives and key personnel through the granting of YPF S.A.’s shares. In 2025, 16.2% of the eligible employees had a long-term assignment.

For more information see Note 37 to the Audited Consolidated Financial Statements.

As part of our commitment to fostering a high-performance culture aligned with the Company’s strategic plan, YPF has implemented a comprehensive recognition system designed to acknowledge and reward the extra mile, innovation, and extraordinary achievements across the organization. This system includes programs such as: (i) YMile, which seeks to identify and recognize those employees who in their daily activity have contributed with their extra mile to creating value and strengthening the culture; (ii) Ynnovation, with the objective of acknowledging individuals whose ideas and innovative contributions, aligned with our value-creation priorities, drive positive results and support the ongoing evolution of the Company; and (iii) YChallenge, which highlights employees who made exceptional contributions to value creation and result achievements. During 2025, more than 1,800 employees were recognized under these programs.

In terms of benefits, the Company has set out to improve the wellness of its workers, through benefits such as medical plan, longer leaves for pregnant and non-pregnant caregivers, a savings and pension plan with co-participation of the Company, fuel discounts, co-financing graduate studies, among others.

Diversity and integration

We know that diversity not only contributes to creating a more representative workforce but also to building a more innovative, successful, and profitable company. We believe that YPF has to be a place where people with different stories and experiences contribute their talent and are part of a diverse team. We are on the way to that place and are committed to creating it.

YPF | Form 20-F | 2025

A diversity and inclusion perspective is integrated into the processes of recruitment, development, promotion, hiring of young professionals and internship admissions, talent review, succession plans and salary gap reviews. Every year, we set goals increasing the number of women in leadership positions, hiring new professionals, and implementing internships. Thanks to all the actions taken to promote gender diversity, in 2025, in YPF S.A, we achieved a level of women’s participation in leadership positions of 26.0%.

With the aim of accelerating integration in our Company, we have the Women’s Network and Young Professionals Network, which is composed of employees from different business areas who promote initiatives and goals aligned with our Company’s integration strategy and act as a facilitator to create a favorable context for inclusion. In addition, YPF, together with other companies in the oil and gas industry, has supported the deployment of the IAPG Industry Women’s Network, with the aim of creating a space for connection and the development of female talent for the oil and gas industry.

Employees

In January 2025, as part of the organizational evolution required to support the “YPF 4×4” plan, we implemented changes to our first-level organizational structure to strengthen our operational focus and long-term growth priorities. As part of this redesign, the Gas and Power Vice Presidency was reformulated into the LNG and Integrated Gas Vice Presidency, reflecting the increasing relevance of the LNG business and the need for a more integrated management of the natural gas value chain. Additionally, the Company created the New Energies Vice Presidency, a new organizational pillar aimed at developing emerging energy solutions, promoting technological innovation, and expanding YPF’s role in the energy transition. For further information see “Item 6. Directors, Senior Management and Employees—Management of the Company—Senior Management”.

Our total workforce consists of permanent and temporary employees.

The following table provides, for each of the periods indicated, a breakdown of our employees by business segment:

	As of December 31,
Employees by business units	2025	2024	2023
Business segment
Upstream	2,162	2,967	3,406
Midstream and Downstream	8,551	9,363	9,451
LNG and Integrated Gas	103	73	54
New Energies (1)	1,058	1,119	1,129
Central Administration and Others (2)	10,625	12,355	11,671

Total YPF employees	22,499	25,877	25,711

Total permanent employees	18,738	21,209	21,594
Total temporary employees	3,761	4,668	4,117

(1)	Includes 1,033, 1,099 and 1,098 employees of Metrogas and its subsidiaries as of December 31, 2025, 2024 and 2023, respectively.
(2)	Includes 7,768, 9,436 and 8,799 employees of AESA as of December 31, 2025, 2024 and 2023, respectively.

In 2025, the most significant variations are explained by: (i) a decrease of 1,668 employees at AESA, due to finalization of the engineering projects of its construction business unit and the optimization plan of the conventional upstream portfolio related to mature fields; (ii) a decrease of 959 due to the optimization plan of the conventional upstream portfolio; and (iii) a decrease of 1,139 employees due to rightsizing in service stations, refineries and corporate functions. See “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio”.

In 2019, YPF began a process of incorporating contracted personnel with functions inherent to its operations into its own workforce in order to reduce costs and improve productivity, increasing the number of employees but reducing more than 50% the number of contracted personnel and associated costs.

The following table provides, for each of the periods indicated, a breakdown of our employees by geographic location:

	As of December 31,
Employees by geographic location	2025	2024	2023
Argentina	22,477	25,735	25,542
Rest of South America	22	142	169

Total YPF employees	22,499	25,877	25,711

Labor relations

As of December 31, 2025, 64.1% of our employees were unionized. Additionally, 38.8% of our employees were represented by the SUPeH Federation that negotiates labor agreements and salaries applicable to YPF S.A. and OPESSA unionized employees. The SUPeH is in continuous negotiations with us, and we maintain a good level of communication. In general, requests of labor unions in connection with the oil and gas industry were consistent with general wage increases given by the General Unions Confederation.

In addition, labor conditions and salaries of third-party employees are mainly represented by 16 other unions. As of December 31, 2025, 61.9% of third-party employees (mostly in the Upstream business segment) were represented by 9 unions with whom we negotiate directly labor agreements and salaries. These unions are clustered into four groups: (i) Petroleros Privados, which consists mainly of five unions; (ii) Personal Jerárquico, which consists of three unions; (iii) SUPeH; and (iv) UOCRA Petroleros. The remaining 38.1% of third-party employees are represented by unions with whom we have indirect relations.

During 2025, the Company negotiated strategic agreements with labor unions in connection with the implementation of the optimization plan of the conventional upstream portfolio related to mature fields, which allowed us to avoid union and/or social conflicts and meet the timelines set within our “YPF 4×4” plan. In addition, continuity was ensured in the implementation of the agreements signed in 2024 with labor unions in the Mendoza, Neuquén, Chubut, and Santa Cruz Provinces, related to drilling-rigs stand-by arrangements and the reduction of activity levels.

See “Item 3. Key information—Risk Factors—Risks relating to our business—We may fail to execute in whole or in part our optimization plan of the conventional upstream portfolio”, “Item 4. Information on the Company—Business Strategy—Strategic pillars: “YPF 4×4””, “Item 4. Information on the Company—Business organization—Upstream—Exploration & Development activities—Argentina—Development activities—Conventional activities—Optimization plan of the conventional upstream portfolio” and Note 11.a) to the Audited Consolidated Financial Statements).

YPF | Form 20-F | 2025

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

The following table sets forth information regarding ownership of our capital stock as of March 9, 2026:

	Number of shares	(%)
Shareholders Class D
Argentine National State - Ministry of Economy - SE (1)	200,589,525	51.000%
Floating:	192,671,458	48.987%
FGS ANSES (2)	31,620,519	8.040%
Others (3)	161,050,939	40.947%
Shareholders Class A
Argentine National State - Ministry of Economy - SE	3,764	0.001%
Shareholders Class B
Argentine provincial governments	7,624	0.002%
Shareholders Class C
Employee fund (4)	40,422	0.010%

(1)

The Expropriation Law provided for the expropriation of 51% of the share capital of YPF S.A. represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol. See “Item 4. Information on the Company—History and development of YPF S.A.”.

(2)

Fondo de Garantía de Sustentabilidad de la Administración Nacional de la Seguridad Social (Sustainability Guarantee Fund of the National Social Security Administration, “FGS ANSES”), according to data provided by Caja de Valores S.A. (“Caja de Valores”) as of March 9, 2026.

(3)

According to data provided by The Bank of New York Mellon, as of March 9, 2026, there were 97,071,609 ADSs outstanding and 30 ADR holders on record. Such ADRs represented 24.7% of the total number of issued and outstanding Class D shares as of such date. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners. In addition, as of March 9, 2026, there were 63,979,330 Class D Shares issued and outstanding that are traded on BYMA.

(4)	Participated Ownership Program (“Programa de Propiedad Participada” or “PPP”) established by the Argentine government in the privatization process in 1991.

As of March 9, 2026, other than those disclosed above, there are no persons known to us that beneficially owned more than 5% of our shares, including shares held in the form of ADSs.

Related party transactions

All material transactions and balances with related parties as of December 31, 2025, are set forth in Note 36 to the Audited Consolidated Financial Statements.

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

For the purpose of Article 72 of the Capital Markets Law and the CNV Rules, “significant amount” means an amount that exceeds 1% of the Issuer’s shareholders equity as reflected in the latest approved financial statements. For purposes of Articles 72 and 73 of the Capital Markets Law, “related party” means, in relation to the Issuer, (i) its directors, members of the supervisory committee or of the surveillance committee, as well as its general or special managers appointed in accordance with Article 270 of the Argentine General Corporations Law; (ii) the persons or entities that control or hold a “significant participation” (as regulated by the CNV) in the Issuer or in its controlling shareholder; (iii) any other company under common control of the same controlling company; (iv) ascendants, descendants, spouses or siblings of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly “significant participations”.

As long as it is not included in items (i) to (v) above, a company controlled by the Issuer shall not be considered a “related party” with regards to Article 72 of the Capital Markets Law.

For the purposes of Article 72 of the Capital Markets Law, and pursuant to the CNV Rules the term “significant participation” shall be deemed to refer to such persons that hold an interest of at least 15% of the capital stock, or a lesser amount when they have the right to appoint one or more directors by class of shares or that have together with other shareholders, agreements related to the Argentine government and administration of the relevant company or its controlling shareholder.

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

YPF | Form 20-F | 2025

ITEM 8. Financial information

Financial statements

See “Item 18. Financial statements” for our Audited Consolidated Financial Statements.

Legal proceedings

The descriptions of the legal proceedings in Notes 17 and 33.b) to the Audited Consolidated Financial Statements are incorporated herein by reference.

Dividend policy

See “Item 10. Additional information—Dividends”.

Significant changes

From December 31, 2025, through the date of issuance of the Audited Consolidated Financial Statements on February 26, 2026, there have been no significant changes regarding the Company other than as described in Note 38 to the Audited Consolidated Financial Statements. As of the date of this annual report, there were no significant changes regarding the Company since the date of issuance of the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

ITEM 9. The offer and listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF”. The ADSs began trading on the NYSE on June 28, 1993, and have been issued by The Bank of New York Mellon, as depositary (“Depositary”).

According to data provided by The Bank of New York Mellon, as of March 9, 2026, there were 97,071,609 ADSs outstanding and 30 ADR holders on record. Such ADRs represented 24.7% of the total number of issued and outstanding Class D shares as of such date, 24.3% of the total number of issued and outstanding Class D shares trade in BYMA, which is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the BASE. Trading on BYMA is conducted either through the traditional auction system from 10.30 a.m. to 5 p.m. (Buenos Aires time) on trading days, or through Millennium, which allows electronic negotiation with automatic execution of transactions. Currently, all transactions relating to listed securities can be executed through Millennium.

Market information

	For the year ended December 31, (US$)
	2025	2024	2023
Price of our ADSs
Highest	46.03	44.88	17.70
Lowest	23.57	14.91	8.71
Last price of the year (closing)	36.16	42.51	17.19

Argentine Securities Market

The principal market for the Company’s ordinary shares, listed under the trading symbol “YPFD”, is BYMA.

Historically, Argentina’s securities market comprised five stock exchanges, located in the Buenos Aires, Córdoba, Mendoza, Rosario and Santa Fe cities, which were authorized to quote publicly offered securities. With the enactment and enforcement of the Capital Markets Law and its regulatory decrees, along with the CNV Rules, mandated that securities could only be listed and traded on stock markets authorized by the CNV.

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

On December 29, 2016, the CNV approved the creation of BYMA as a new stock market. BYMA emerged from the spin-off of the S&P MERVAL and the capital contribution of the BASE. Also, the BASE and the S&P MERVAL decided to transfer their entire shareholding in the Stock Exchange Incorporated (Caja de Valores) to BYMA. Consequently, BYMA became the major shareholder of the Stock Exchange Incorporated, an internationally recognized central securities depository. As of the date of this annual report and as a result of the beforementioned, the Company´s ordinary shares are currently listed in BYMA under the trading symbol “YPFD”. The Argentine securities market is regulated by the CNV under the Capital Markets Law, which oversees securities exchanges, stockbroker transactions, market operations, public offerings, corporate governance of public companies and trading of futures and options. Separate government agencies regulate Argentine institutional investors and insurance companies, while financial institutions are primarily regulated by the BCRA.

In Argentina, debt and equity securities traded on an exchange or over-the-counter market must be deposited with an authorized depositary, Caja de Valores, a corporation owned 99.96% by BYMA. Caja de Valores is the central securities depositary of Argentina, providing central depositary facilities clearinghouse services, and acting as a transfer and paying agent for securities transactions. It also handles the settlement of securities transactions carried out by BYMA, operating through Millennium.

The Capital Markets Law includes several key provisions defining negotiable securities, corporate governance requirements (including audit committees composed of three or more members of the board of directors, the majority of whom must be independent members under the CNV Rules; regulations for market stabilization; insider trading; market manipulation; securities fraud; going-private transactions; and acquisitions of voting shares). It also includes provisions regarding the demutualization of stock exchanges, new regulatory powers and resources for the CNV, a mandatory tender offer system, and new requirements for brokers/dealers and other market participants. These provisions are regulated by the CNV Rules. Before offering securities to the public in Argentina, issuers must meet CNV requirements regarding assets, operating history, and management. Only securities approved for a public offering by the CNV may be listed on authorized markets. CNV approval does not certify the quality of securities or issuer solvency, although issuers must file unaudited quarterly financial statements, audited annual financial statements in accordance with IFRS, and various periodic reports to the CNV and the authorized market.

Admission to BYMA’s Corporate Governance Plus Panel

YPF S.A. is a member of BYMA’s “Corporate Governance Plus Panel” (“CG+Panel”) created in December 2018.

The CG+Panel includes companies that voluntarily adhere to higher standards of corporate governance and transparency than those required by Argentine regulations. These standards align with the Organization for Economic Co-operation and Development (“OECD”)´s corporate governance principles, adopted by the G20, and companies commit to periodic monitoring of these standards.

YPF | Form 20-F | 2025

Anti-money laundering and counter terrorism financing regulations

Law No. 25,246/2000, as amended, the Anti-Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), categorizes money laundering as an autonomous crime against the economic and financial order, separate from the crime of concealment, which is an offense against the public administration, and allowed for sanctions for money laundering that are not necessarily linked to the participation in the crime that originated the funds subject to such money laundering.

Law No. 27,739/2024, as amended, introduced amendments to the Criminal Code and reformed the system for the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. These amendments broaden the criminal classification of money laundering to include activities such as converting, transferring, administering, selling, encumbering, acquiring, dissimulating or otherwise circulating goods or other assets derived from criminal offenses.

The Financial Information Unit (“UIF”, for its acronym in Spanish) is the designated authority to enforce the AML/CFT Regime and a decentralized agency that operates with autonomy and financial independency under the Ministry of Justice. The UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with AML/CFT Regime. Whenever the information furnished, or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office (“Ministerio Público Fiscal”) so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings.

The AML/CFT Regime, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos Obligados”), which are legally bound to inform and collaborate with the UIF.

Pursuant to Decree No. 360/2016, as amended, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Law No. 27,739/2024 provides that the Argentine tax administration (Agencia de Recaudación y Control Aduanero or “ARCA”) will centralize, as enforcement authority, in a Public Registry of Beneficial Owners, the adequate, accurate and updated information regarding those individuals who qualify as “beneficial owners” (as defined below) according to the AML/CFT Regime. All companies, legal entities, or other contractual entities or legal structures, incorporated in Argentina or of foreign origin that carry out activities in the country and/or own goods and/or assets located and/or placed in the country, must inform their beneficial owner/s, for inclusion in such Public Registry. This disclosure must adhere to the terms and conditions established by the enforcement authority, within the terms set forth in the law and in the regulatory rules, within 60 days as from the entry into force of such law.

The UIF Resolution No. 112/2021 defines “beneficial owner” as the human person(s) who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the human person/s who by other means exercises the final control of the company.

The UIF sets forth the list of people who should be considered politically exposed persons in Argentina, which also considers the functions they perform or have performed, as well as its closeness or affinity relationship with third parties that perform or have performed in such functions.

Within the capital markets framework, there are minimum requirements related to identifying, evaluating, monitoring, administrating and mitigating money laundering and terrorism financing risk applicable to Reporting Subjects.

The BCRA and the CNV, among others, are considered “Specific Enforcement Agencies”. As such, they must cooperate with the UIF in assessing compliance with the anti-money laundering procedures of such entities and, if necessary, implement certain corrective actions and measures.

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

YPF | Form 20-F | 2025

ITEM 10. Additional information

Capital stock

Our capital stock consists of Ps. 3,933,127,930, divided into 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed, paid-in and authorized for stock exchange listing, with a par value of Ps. 10 per share and the right to one vote per share. Our total capital stock has not changed since December 31, 2004. No preferred shares have been issued by YPF S.A. as of the date of this annual report.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the Privatization Law, excluding 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the PPP, with the remainder distributed to participants in such plan. Additionally, Resolution No. 1,023/2006 of the Ministry of Economy effected the transfer to the employees covered by the PPP of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree No. 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. Through Law No. 25,471/2001, the Argentine government assumed sole responsibility for any compensation to be received by YPF S.A.’s former employees who were excluded from the PPP.

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

According to our bylaws and the Argentine General Corporations Law, shareholders elect the directors by majority vote by class of actions in shareholders’ meetings. In accordance with our bylaws, the Argentine government, as sole holder of Class A shares, is entitled to elect one director and one alternate.

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

The Argentine General Corporations Law and our bylaws require the Board of Directors to meet at least once every quarter in person or remotely (by video conference), and an absolute majority of directors (including both those present and participating remotely) is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the Chair or its substitute may invite alternates of the same class as that of the absent directors to join the meeting until the quorum is reached or call a meeting for another day. Resolutions must be adopted by a majority of the directors present or participating remotely, and the Chair or their substitute is entitled to cast the deciding vote in the event of a tie.

YPF | Form 20-F | 2025

Under the Capital Markets Law, the board of directors of the issuing entities may hold remote meetings provided it is expressly authorized by their bylaws. Likewise, pursuant to Article 29, Section II, Chapter II, Title II and Article 49, Section X, Chapter III, Title II of the CNV Rules, the issuing entities may celebrate remote meetings of the governing and supervisory bodies, respectively, provided such possibility has been expressly authorized in their bylaws. The bylaws of YPF S.A. contemplate the possibility of holding remote meetings by the shareholders, the Board of Directors, the Audit and the Supervisory Committee. The Board of Directors’ Committees can also hold remote meetings according to the applicable rules.

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

Shareholders’ meetings

Pursuant to the Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of YPF S.A. may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fail to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. The holding and notices of YPF S.A.’s Shareholders’ meetings shall be carried out in accordance with the provisions of the Argentine General Corporations Law and Chapter II, Title II of the CNV Rules.

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

Notices of shareholders’ meetings

Notice of shareholders’ meetings must be published in the Official Gazette of the Argentine Republic, and in an Argentine newspaper of wide circulation for 5 days and in the bulletin of the BASE, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held (with an interval of at least one hour from the hour for the first call) without publication of the call if all the shares of the outstanding share capital of YPF S.A. are present in the meeting and resolutions are adopted by unanimous vote of the shares entitled to vote. The holding and notices of YPF S.A.’s Shareholders’ meetings shall be carried out in accordance with the provisions of the Argentine General Corporations Law and Chapter II, Title II of the CNV Rules.

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

Our bylaws establish that in order to approve (i) the transfer of our domicile outside Argentina; (ii) a fundamental change of the corporate purpose set forth in our bylaws; (iii) delisting of our shares from BYMA or NYSE; and (iv) a spin-off by YPF S.A., when as a result of such spin-off 25% or more of our assets are transferred to the resulting corporations, even in case that such result is reached by several spin-offs during a one-year term, a majority of the shares representing at least 75% of our voting shares is required, either in first and second call, and the affirmative vote of the Class A shares, by holding a special meeting of the holders of such shares.

Our bylaws also establish that in order to approve (i) certain amendments to our bylaws concerning transfer of shares and tender offers; (ii) the granting of certain guarantees in favor of our shareholders, except when the guarantee and the guaranteed obligation were assumed while procuring the corporate purpose set forth in our bylaws; (iii) total cessation of refining, commercialization and distribution activities; and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, either in first and second call.

For information about voting rights of our shares, see “Item 10. Additional information—Voting”.

To affect the rights of any class of shares, the affirmative vote of such class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the bylaws of YPF S.A. in which such same special majority is required.

YPF | Form 20-F | 2025

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

According to Article 62 bis of the Capital Markets Law and to Article 26, Section I, Chapter II, Title II of the CNV Rules, foreign companies that are shareholders of publicly traded corporations such as YPF S.A. may participate and vote in shareholders’ meetings through a duly authorized attorney in fact.

Directors, members of the Supervisory Committee and members of the Senior Management are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in this section “Conditions of admission”. Nevertheless, these persons are not allowed to vote on resolutions regarding the approval of their management duties, their responsibility or removal for cause.

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

Preemptive rights are exercisable during the 30 days following the last publication of notice (which shall be made for 3 days) informing shareholders of their right to exercise such preemptive rights in the Official Gazette of the Argentine Republic and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as YPF S.A., may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the last publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette of the Argentine Republic and a newspaper of wide circulation in Argentina. Pursuant to our bylaws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

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

•

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

Requirements for the exercise of shareholders’ rights

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

YPF | Form 20-F | 2025

Redemption and withdrawal rights

Our bylaws do not include any provisions regarding share redemption. Under the Argentine General Corporations Law, the Company may acquire its own shares only (i) in connection with a capital reduction approved by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor (any shares so redeemed must be cancelled by us), (ii) exceptionally, with realized and liquid profits or free reserves, when they are fully integrated and to avoid serious damage, which will be justified at the next ordinary shareholders’ meeting, and (iii) if its shares integrate the assets of an establishment that it acquires or of a company that it incorporates. The Company may also purchase its own shares in compliance with the provisions of the Capital Markets Law to comply with, for example, share-based compensation plans. For information regarding share-based compensation plans see “Item 6. Directors, Senior Management and Employees—Board of Directors—Compensation of members of our Board of Directors” and “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Regarding withdrawal rights, in the case that our shareholders approve a spin-off or merger in which we are not the surviving corporation and the shares our shareholders receive as a result of such spin-off or merger are not publicly traded, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial reintegration of capital, any shareholder that voted against such action or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine law and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, holders of ADSs may not be able to exercise their appraisal rights either directly or through the Depositary under the terms of the deposit agreement with respect to the shares represented by the ADSs (as opposed to holders of shares). The appraisal rights must be exercised within the 5 days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted. Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares, withdraw from the public offering, or to continue following a mandatory delisting, or in case of denial of public offering or listing, in which case the payment period is reduced to 60 days from the resolution date, the publication date of withdrawal of the public offering or the denial or approval date of voluntary delisting, as the case may be.

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

Class A shares vote rights

Under our bylaws, so long as any Class A share remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of YPF S.A.; (ii) approve any acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital stock; (iii) transfer to third parties all the exploration and exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and exploitation activities; (iv) voluntarily dissolve YPF S.A.; (v) transfer our legal or fiscal domicile to a country other than Argentina; and (vi) make an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

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

YPF | Form 20-F | 2025

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

Our Board of Directors shall call a special meeting of the holders of Class A shares to be held 10 business days following the receipt of the Offeror’s notice for the purpose of considering the tender offer and submitting the Board of Directors’ recommendation in relation to it. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

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

Such offer must remain open for a minimum of 20 days and a maximum of 30 days as of the date of the authorization of the tender offer by the CNV, and shareholders and holders of securities contemplated in the tender offer shall have the right to withdraw tendered shares and/or securities at any time before the date of expiration of the offer. Following the closing of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, unless the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, in which case the Offeror may withdraw the tender offer. Following the closing of the tender offer, the Offeror may consummate any Prior Agreement within 30 days following the close of the tender offer; provided, however, that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to YPF S.A. on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.

Restrictions on related party share acquisitions

The price per share to be received by each shareholder in any Related Party Share Acquisition must be the same as, and must not be less than, the highest of the following:

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

YPF | Form 20-F | 2025

The Capital Markets Law and CNV Rules

The Capital Markets Law and the dispositions of Chapter II, Title III of the CNV Rules regulate the tender offers regime. Under this regime, a mandatory tender offer at a fair price (determined according to such law and such regulations) shall be issued by anyone who, acting individually or in coordination with others, has effectively obtained a controlling interest in a public company, which is deemed to occur (i) when obtaining, directly or indirectly, a percentage of votes equal to or higher than 50% of a public company, or (ii) when the percentage of votes obtained is below 50% but such person controls a public company (i.e., has directly or indirectly, individually or jointly, as the case may be, an interest in the capital stock of the company or securities with voting rights that grants (whether in right or de facto), the necessary votes to adopt resolutions in ordinary general shareholders’ meetings or to appoint or revoke the majority of the directors or members of the surveillance committee, when applicable, and of the supervisory committee). The tender offer shall be submitted to the CNV for authorization as soon as possible after the closing of the relevant share acquisition, but no later than one month from such closing.

Class D shares acquisitions: Reporting requirements

Pursuant to our bylaws, any person who, directly or indirectly, through any means or title, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify YPF S.A. of such acquisition within 5 days of its closing, in addition to complying with any additional requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF S.A. Each subsequent acquisition by such person or persons, as long as it exceeds the above-mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to CNV Rules, any person or entity that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose: (i) acquires or dispose of shares or securities convertible into shares, or acquire call or put options over them; (ii) alters the integration or configuration of its direct or indirect interest over the capital stock of an issuer; (iii) converts notes (“obligaciones negociables”) into shares; (iv) exercises the put or call options of the securities referred to in (i); or (v) changes their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events; is required to inform the CNV and BYMA of such circumstances, within 10 business days after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above. In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised at shareholders’ meetings of YPF S.A.

Similar information is required to be submitted to the CNV and BYMA within the aforementioned term in the event of changes over the interests previously informed, provided they involve shares in a number that reaches multiples of 5%, until becoming a controlling shareholder in which case the regulations applicable to shall become applicable.

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

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally but not necessarily, on the recommendation of the Board of Directors. The Board of Directors may resolve to distribute interim dividends if certain requirements are met. The directors and the members of the Supervisory Committee, as the case may be, are jointly and severally responsible for such payments and distributions.

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

On February 26, 2026 the YPF S.A.’s Board of Directors proposed to the Shareholders’ meeting, after deduction of Ps. 51,423 million corresponding to the amounts whose distribution is restricted, the following: (i) to fully release the reserve for investments and the reserve for purchase of treasury shares; (ii) to absorb the accumulated losses in the unappropriated retained earnings and losses account up to Ps. 1,096,460 million; (iii) to allocate Ps. 38,468 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Capital Markets Law); and (iv) to allocate Ps. 8,415,450 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

We did not determine any dividends for the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023. See “Item 10. Additional information—Dividends—Amount available for dividends distribution”.

For information about payments of dividends under the deposit agreement, see “Item 12. Description of securities other than equity securities—American Depositary Shares”.

For information about taxation on dividends see “Item 10. Additional information—Taxation—Argentine tax considerations”.

Amount available for dividends distribution

Under the Argentine General Corporations Law, dividends of an Argentine company, including those that make public offering of its shares, may be lawfully paid only out of its liquid and realized profits reflected in the annual audited financial statements in Argentine pesos submitted to the CNV, prepared in accordance with accounting rules prevailing in Argentina and CNV Rules and approved at a shareholders’ meeting. The board of directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, based on special or quarterly financial statements with the report of the external auditor and the supervisory committee, in which case the members of the board of directors, the members of the surveillance committee when applicable, and of the supervisory committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our bylaws, YPF S.A. is required to maintain a legal reserve of at least 5% of the fiscal year’s liquid and realized profits until such reserve equals 20% of the then-outstanding capital stock of YPF S.A. The legal reserve is not available for distribution to shareholders.

YPF | Form 20-F | 2025

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

Our Board of Directors submits YPF S.A.’s statutory financial statements presented in Argentine pesos, for the closed fiscal year, together with reports thereon by the Supervisory Committee and the independent external auditor, to the annual ordinary shareholders’ meeting for approval. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the annual financial statements of YPF S.A. and determine the allocation of its net income for such year.

Under CNV Rules, cash dividends must be paid to shareholders within 30 calendar days from the shareholders’ meeting approving such dividends. In cases where the shareholders’ meeting delegates the authority for the distribution of dividends to the Board of Directors, the payment of dividends has been usually resolved within 30 days from the relevant Board of Directors’ resolution.

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

Under the deposit agreement, subject to certain terms and conditions set out in the deposit agreement (including, among others, the Depositary’s judgement on determining that currency it receives other than U.S. dollars can be converted on a reasonable basis into U.S. dollars in a manner consistent with legal restrictions on foreign exchange), the Depositary converts dividends it receives on deposited shares in currency other than the U.S. dollar into U.S. dollars and distributes the amount thus received to the holders of ADRs associated with those shares.

For information about exchange regulation on dividends payments see “Item 10. Additional information—Exchange regulations—Specific provisions on access to the Foreign Exchange Market—Profit and dividend payment”.

Material contracts

None.

Exchange rates

Exchange controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine peso and the U.S. dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019, the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the foreign exchange market ( “Foreign Exchange Market”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments. As of the date of this annual report, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 8,307, as subsequently amended and supplemented from time to time through BCRA’s communications. See “Item 10. Additional information—Exchange regulations”.

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

	Low	High	Average (1)	Period end
	(Argentine peso per U.S. dollar)
Year ended December 31,
2021	84.60	102.62	95.06	102.62
2022	102.90	177.06	130.71	177.06
2023	178.05	806.95	294.95	806.95
2024	809.20	1,030.50	914.67	1,030.50
2025	1,031.00	1,487.50	1,242.09	1,450.50
Month
January 2026	1,425.00	1,470.50	1,444.45	1,442.50
February 2026	1,366.00	1,446.50	1,403.89	1,392.50
March 2026 (as of March 9, 2026)	1,390.50	1,411.50	1,404.22	1,411.50

(1)	Calculated using the average of daily exchange rates during the period (for both annual and monthly periods).

No representation is made that Argentine peso amounts have been, could have been, or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange regulations

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the BCRA pursuant to Communication “A” 8,307 as amended and supplemented from time to time.

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

YPF | Form 20-F | 2025

There are some exceptions to the obligation to enter and settle through the Foreign Exchange Market, including, but not limited to: (i) certain collections related to international tourism operations in Argentina; (ii) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as “Régimen de Fomento de Inversiones para Exportaciones de las Actividades de la Economía del Conocimiento”); and (iii) certain collections from exports of services by natural persons.

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

External financial indebtedness

According to the Foreign Exchange Regulations, for resident debtors to be able to access the Foreign Exchange Market to repay external financial indebtedness disbursed as from September 1, 2019, the loan proceeds must have been settled through the Foreign Exchange Market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the Foreign Exchange Market for repayment purposes.

The Foreign Exchange Regulations establish that financial entities may also grant access to the Foreign Exchange Market to residents who need to make payments for financial loans debt services or for local debt securities for the purchase of foreign currency prior to the period allowed by the Foreign Exchange Regulations provided the following conditions are met: (i) the acquired funds are deposited in foreign currency accounts held by the resident in local financial entities; (ii) access is granted within 60 calendar days prior to the due date of the payment to be made for a daily amount not exceeding 10% of the amount to be settled at maturity or within the 5 business days prior to the regulatory term permitted in each case, for a daily amount not exceeding 20% of the amount to be settled at maturity; and (iii) the intervening financial entity has verified that the indebtedness, whose service will be settled with these funds, complies with the current foreign exchange regulations that allow such access.

Additionally, pursuant to the Foreign Exchange regulations, access to the Foreign Exchange Market to make transfers abroad for the payment of principal on debt securities issued on or after November 8, 2024, may occur no earlier than 3 business days prior to the relevant principal or interest payment only after the minimum waiting periods from the date of issuance have elapsed:

(i)	12 months, if the security was issued between November 8, 2024 and April 20, 2025.
(ii)	6 months, if the security was issued between April 21, 2025 and May 15, 2025.
(iii)	18 months, if the security was issued as from May 16, 2025.

Access to the Foreign Exchange Market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization. Prepayments made with funds from new foreign loans or by the issuance of bonds duly settled or in connection with debt refinancing or securities exchange processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in the Foreign Exchange Regulations.

Moreover, prior BCRA approval is required for local residents to access the Foreign Exchange Market to make principal and interest payments under cross-border financial borrowings with related parties, although certain specific exceptions set forth in the Foreign Exchange Regulations apply.

The Foreign Exchange Regulations enable access to the Foreign Exchange Market to make interest payments on commercial debts for the import of goods and services with related counterparties provided that the remaining applicable requirements are met and the payment is made simultaneously with the settlement for an amount not less than the interest amount for which access to the Foreign Exchange Market is granted, among other conditions set forth in the Foreign Exchange Regulations.

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

YPF | Form 20-F | 2025

In this regard, the local company must file an affidavit stating that:

(i)

At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial entities, and at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (“CEDEARs”, for its acronym in Spanish) representing foreign shares and/or available foreign liquid foreign assets that together have a value greater than US$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under external financial indebtedness, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial entities abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the customer because they are reserved or guaranteed funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad, should not be considered as liquid foreign assets available. Export pre-financing arrangements covered will also not be considered available foreign liquid assets. In the event that the customer is a local government and exceeds the established limit, the financial entity may also accept an affidavit from the customer stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage operations with the deposited funds.

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

(i) an affidavit stating details of the natural or legal persons exercising a direct control relationship over the customer and of other legal persons with which it is part of the same economic group; and (ii) that on the day on which it requests access to the market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

The provisions of the Foreign Exchange Regulations (as detailed in (b)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)	an affidavit initialed by each natural or legal person to whom the customer has delivered funds under the terms provided in the Foreign Exchange Regulations; or

(ii)

an affidavit of each person or legal entity declared in the affidavit (i.e., all Direct Controlling Entities and the declared members of the economic group), stating compliance with the provisions of the Foreign Exchange Regulations; or

(iii)

a statement from each of the individuals or legal entities declared in the affidavit (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in the Foreign Exchange Regulations has not received in Argentina any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the customer or from any person to whom the customer has delivered funds under the terms set forth in the Foreign Exchange Regulations.

The Foreign Exchange Regulations state that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with the Foreign Exchange Regulations.

Import payments

The Foreign Exchange Regulations allow access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue. The Foreign Exchange Regulations enable access to the Foreign Exchange Market solely to make interest payments on commercial debts for the import of goods with related foreign counterparts, provided that the interest due date occurs from July 5, 2024, without the need to request prior approval from the BCRA.

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

The Foreign Exchange Regulations establish the following regarding the access to the Foreign Exchange Market for the payment of imports of goods, effective as of December 13, 2023:

(i)

It shall not be necessary for access to the Foreign Exchange Market to have a declaration made through the SIRA in “EXIT” status as a requirement for access to the Foreign Exchange Market, nor to validate the operation in the “Single Current Account for Foreign Trade” computer system.

YPF | Form 20-F | 2025

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

(iii)

Financial entities may also grant access to the Foreign Exchange Market without prior approval of the BCRA to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023, when, in addition to the other applicable regulatory requirements, the payments are made simultaneously with certain financing the regulations allow.

The Foreign Exchange Regulations establish that, for payments of imports of goods, it exempts prepayments of capital goods and payments on demand made (a) through an exchange and/or arbitrage transaction with funds deposited in a foreign currency account in a local financial entity and/or (b) simultaneously with the settlement of foreign currency financing granted to the customer by local financial entities.

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

Payments of foreign debts for the import of goods and/or for services effectively rendered and/or accrued

The Foreign Exchange Regulations establish the requirements for importers who have outstanding foreign indebtedness for the import of goods with customs entry registration until December 12, 2023, and/or for services effectively rendered and/or accrued until that date (“Import Debt Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, for its acronym in Spanish).

Importers of goods may subscribe BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to December 12, 2023. The amount of BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribed BOPREAL for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, would be able to access the Foreign Exchange Market as from February 1, 2024, to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of BOPREAL.

Access to the Foreign Exchange Market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in Argentina or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary bidding without limiting their ability to access the Foreign Exchange Market. Likewise, the Foreign Exchange Regulations establish that those who had subscribed BOPREAL in primary bidding could, as from April 1, 2024, carry out sales transactions of securities in foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of BOPREAL, without violating the affidavits set forth in the Foreign Exchange Regulations.

The Foreign Exchange Regulations establish that if customers complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met: (i) the sale of BOPREAL at the origin of the transaction should not be considered for purposes of preparing the affidavit provided for in the Foreign Exchange Regulations; (ii) this sale will not enable the customer to conclude BOPREAL transactions for the difference between the value obtained from the sale and the nominal value of BOPREAL; and (iii) once the customer has regained possession of BOPREAL, the securities will be treated in the same way as those acquired in the primary bidding.

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

The Foreign Exchange Regulations establish the following regarding the access to the Foreign Exchange Market for the payment of imports of services, effective as of December 13, 2023:

(i)

Entities may access the Foreign Exchange Market to make payments for non-residents’ services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable requirements, the transaction falls within the situations established by the Foreign Exchange Regulations, including, among others: (a) the payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations and is made after the date of rendering or accrual of the service (this deadline will also apply to transfers abroad by local agents for their collection in the country of funds corresponding to services provided by non-residents to residents), and (b) the payment corresponds to a transaction for a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations and is made (i) after 180 calendar days have elapsed from the date of rendering or accrual of the service, if that date is prior to April 14, 2025; or (ii) after 90 calendar days have elapsed from the date of rendering or accrual of the service, if that date is after April 14, 2025. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

(ii)

Access to the Foreign Exchange Market for payments of services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

(a)

The customer accesses the Foreign Exchange Market with funds originating from import financing of services granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in the Foreign Exchange Regulations.

YPF | Form 20-F | 2025

(b)

If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in the Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days. If the granting of the financing is after the date of provision or accrual of the service, said deadlines will be calculated from this latter date.

(c)

The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the provisions established in the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with. The entity must also have an affidavit from the importer stating that prior approval from the BCRA will be required for the application of foreign currency from export collections prior to the expiration date arising from the terms and conditions stipulated for situations associated with financing.

(d)

The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions established in the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

(e)

The portion of the financial indebtedness abroad that is used for the purposes mentioned above may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transaction.

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

(h)

The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities, international organizations and/or official credit agencies. Entities may also consider as transactions guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a foreign national government. In all cases, the intervening entity must have documentation explicitly confirming this situation.

(i)

The payment is made on the closing date of a repurchase and/or debt redemption transaction under the Foreign Exchange Regulations and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(iii)

The payment is to a counterparty not related to the customer and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity. The BCRA’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when, in addition to the other applicable requirements, the amounts due are cancelled through specific means provided in the regulation.

Repayment of foreign currency debt among residents

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited. However, the Foreign Exchange Regulations establish as exceptions the cancellation as from its maturity of principal and interest of:

(i)	Financing in foreign currency granted by local financial entities pending as of August 30, 2019.

(ii)	Foreign currency liabilities between residents instrumented through public registries or deeds as of before August 30, 2019.

(iii)

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.

(iv)

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in Argentina, denominated and payable in foreign currency in Argentina, to the extent that: (i) they are denominated and subscribed in foreign currency; (ii) the respective principal and interest services are payable in the country in foreign currency; and (iii) all of the funds obtained with the issue are settled through the Foreign Exchange Market. In the case of debt securities issued by local financial institutions through transactions entered into on or after May 26, 2025, repayment is only permitted once at least 12 months have elapsed from the issuance date.

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

YPF | Form 20-F | 2025

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

However, the BCRA’s prior approval is not required: (i) in case of local financial entities’ own transactions; (ii) in case of a financial indebtedness abroad with an average life of not less than 6 months and the funds have been deposited and settled in the Foreign Exchange Market as from April 21, 2025; (iii) in case of external financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025; (iv) the funds have been deposited and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025; (v) for the payment of compensatory interest accrued after January 1, 2025 on the remaining original value of financial debts with related foreign counterparties (penalty or other equivalent interest that accrues from January 1, 2025 will still be subject to the prior approval requirement); (vi) if the customer is a Single Project Vehicle (“SPV”) adhering to the RIGI that pays off capital or interest on foreign financial debt within the framework of the provisions of point 14.2.1 of the Foreign Exchange Regulations; (vii) the indebtedness has an average life of not less than 2 years; and (viii) the payment is to be made simultaneously with the settlement for an amount not less than the interest amount for which access to the Foreign Exchange Market is granted for: (a) new financial borrowings included in section 3.5. of the Foreign Exchange Regulations with an average life of no less than 2 years and which include at least 1 year of grace for the payment of principal, in both cases counted from the date on which access to the Foreign Exchange Market is granted; or (b) new direct investment contributions from non-residents.

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

The Foreign Exchange Regulations establish that, as long as the requirement to obtain prior approval to access the Foreign Exchange Market to pay, at maturity, the principal and interest of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the Foreign Exchange Market as from November 16, 2020, and the average life of the indebtedness is not less than 2 years.

Access to the Foreign Exchange Market for the payment of new issues of debt securities

Companies may access the Foreign Exchange Market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the Foreign Exchange Market an amount equivalent to the face value of the external indebtedness. In case of access for the payment of capital of securities issued after November 8, 2024, the access must be at least: (i) 12 months after the issuance if the issuance took place between November 8, 2024 and April 20, 2025; (ii) 6 months after the issuance if the issuance took place between April 21, 2025 and May 15, 2025; and (iii) 18 months after the issuance if the issuance took place after May 16, 2025.

This requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within 2 years, for interest accrued through the date of refinancing, and interest that would accrue during the first 2 years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

On January 22, 2026, the BCRA introduced certain amendments in the regime of the Foreign Exchange Regulations, referring to access to the Foreign Exchange Market for the prepayment of principal and interest prior to maturity. Overall, it maintains the general principle that this type of transaction requires prior approval from the BCRA but expands the exceptions that allow access to the Foreign Exchange Market without such approval when the prepayment is part of genuine refinancing operations. The prepayment of principal and accrued interest is permitted also for financing in foreign currency granted by a local financial institution, provided that it has not originated from a foreign credit line. Also, enables early prepayment when carried out simultaneously with the settlement of new financing in foreign currency granted by a local financial institution, provided that the other requirements set forth in that section are met.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to the Foreign Exchange Regulations, resident debt issuers will have access to the Foreign Exchange Market for the payment at maturity of principal and interest of: (i) duly registered debt securities issuances; (ii) promissory notes with public offering issued under CNV General Resolution No. 1,003/2024 and related regulations; and (iii) fiduciary debt securities issued by trustees of financial trusts with public offering carried out in accordance with the provisions of the CNV, in all cases, provided that they are denominated and payable in foreign currency in Argentina, as long as (a) they are fully subscribed in foreign currency, and (b) the proceeds of the issuance are previously settled through the Foreign Exchange Market.

The Foreign Exchange Regulations establish that financial entities may also provide resident clients with access to the Foreign Exchange Market with the objective of repaying the principal and interest on debt securities denominated in foreign currency, either in Argentina or abroad, provided that the other applicable requirements are met, and on the condition that the securities in question have been fully subscribed abroad and all funds received have been settled in the Foreign Exchange Market.

In the event that the payment must be made abroad, access to the Foreign Exchange Market may be granted up to 3 business days before the due date of the principal and/or interest.

The Foreign Exchange Regulations establish that clients who access the Foreign Exchange Market to prepay financial debts with foreign entities in the context of a refinancing, repurchase, and/or early redemption operation of existing debt from the settlement of funds received from abroad through the issuance of new debt securities that include at least a 1-year grace period for the payment of principal and that imply a minimum extension of 2 years concerning the average life of the remaining principal of the prepaid debt, may also have access to: (i) pay up to the equivalent of 5% of the principal amount of the repurchased or redeemed debt as a repurchase, early redemption, or similar premium, provided that the settlement of funds received from abroad through the issuance of new debt securities exceeds the prepaid principal amount by at least the amount of the premium paid; (ii) pay the interest accrued on the repurchased and/or redeemed debt up to the closing date of the repurchase and/or redemption operation, without the need for settlement of funds for the equivalent amount; or (iii) pay on the closing date of the repurchase and/or redemption operation, without the need for settlement of funds for the equivalent amount, the issuance expenses or other services provided by non-residents derived from the issuance of the new debt securities issued and/or the repurchase and/or redemption operation.

YPF | Form 20-F | 2025

The Foreign Exchange Regulations establish that the requirement of entry and settlement will be considered fulfilled for the portion of the new debt securities that are delivered by a resident to their creditors as a participation, repurchase, early redemption, or similar premium within the framework of an exchange, repurchase, and/or early redemption operation of existing debt securities, provided that: (i) the nominal value of the new securities delivered as a participation, repurchase, or early redemption premium or similar does not exceed the equivalent of 5% of the principal value of the effectively exchanged or repurchased debt; and (ii) the new debt securities include at least a 1-year grace period for the payment of principal and imply a minimum extension of 2 years concerning the average life of the remaining principal of the exchanged or repurchased debt.

The Foreign Exchange Regulations also establish that, in the event a sale transaction is concluded with a repurchase obligation through the utilization of BOPREAL procured through primary bidding, there is no obligation to consider the sale of said securities at their origin for purposes of affidavit preparation. Nevertheless, this sale transaction will not permit the client to complete transactions involving the securities in question, given that the proceeds from the sale will not cover the nominal value of the securities. Once the client has regained possession of the BOPREAL bonds, the securities will receive the same treatment as those acquired in primary bidding.

Non-resident access to the Foreign Exchange Market

Pursuant to the Foreign Exchange Regulations, the prior approval of the BCRA will be required for access to the Foreign Exchange Market by non-residents for the purchase of foreign currency, with the exception of the situations established by the Foreign Exchange Regulations, among which are the following: (i) international organizations and institutions that perform the functions of official export credit agencies; (ii) repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that (a) the repatriation occurs at least 180 calendar days after the settlement of the contribution funds, if the contribution was received and settled on or after April 21, 2025; or (b) the repatriation occurs at least 2 years after settlement, if the contribution was received and settled between October 2, 2020 and April 20, 2025; (iii) repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market, provided that all of the following conditions are met: (a) the destination of the funds has been the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section; (iv) repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a certification for the RADPIP and/or the RADPIGN issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment; and (v) repatriations of portfolio investments by non-residents originating from profits and dividends collected in the country since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

The Foreign Exchange Regulations establish other exceptions, such as: (i) repatriations of direct investments by non-residents in companies through the access of the resident who acquired their participation in the capital of a resident company to the extent that: (a) the access is realized simultaneously with the liquidation of funds entered from abroad through financial borrowings included in section 3.5. of the Foreign Exchange Regulations or funds from a financial loan in foreign currency granted by a local financial entity from a credit line of a foreign financial entity, which have an average life of no less than 4 years and which contemplate at least 3 years of grace for the payment of capital; (b) the resident company whose capital is transferred falls within sectors of forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and (c) the operation involves the transfer of at least 10% of the capital of the resident company. In the event that, at the time of access, the client does not have the documentation proving that they have taken possession of the participation in the capital being paid, they must make a sworn statement committing to present it within 60 calendar days of accessing the Foreign Exchange Market.

On September 18, 2025, the BCRA made certain additions and amendments to the previously described provisions. In particular, the BCRA established that: (i) the provisions of the preceding paragraph shall apply to the acquisition of resident companies in all economic sectors, provided that they are not financial institutions or companies controlling such institutions; (ii) entities may also grant access to the Foreign Exchange Market to resident clients when the transaction involves the purchase of 100% of the share capital of a non-resident company whose sole asset is its stake in the local company that is the subject of the transaction. In this case, the resident client must also commit to this by means of an affidavit signed by the company’s legal representative or an authorized representative with sufficient powers to make this commitment on behalf of the company: (a) to finalize, within a maximum period of 12 months from the date of access to the Foreign Exchange Market for this transaction, the change of residence of the acquired company, establishing it as a company resident in Argentina; (b) that the local company, whose shares are indirectly acquired, will not distribute profits and dividends to the acquired foreign company until the abovementioned requirements have been fulfilled; and (c) that in the event of selling the ownership of the foreign company acquired as the controlling entity of the local company to a non-resident, the payment received must be settled through the local Foreign Exchange Market within 15 business days; (iii) repatriations of direct investment contributions by non-residents in an SPV adhering to RIGI in accordance with the Foreign Exchange Regulations; and (iv) repatriation by non-residents of principal, income, and proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the CNV, mutual funds without direct listings composed of such instruments, and/or demand or term deposits with local financial institutions, provided that: (a) there is certification from a local financial institution evidencing that the investment was constituted with funds received and settled through the local Foreign Exchange Market on or after April 21, 2025. The settlement requirement shall be considered satisfied if the non-resident client has applied foreign currency directly, on or after May 23, 2025, to the primary subscription of debt securities issued by the National Treasury; (b) documentation evidencing that the amount accessing the market does not exceed the interest or principal received and/or the amount actually obtained from the sale of the investment. If the interest or sale proceeds are received in foreign currency, repatriation may be effected up to the equivalent of such amount.

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

Likewise, access to the Foreign Exchange Market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that accesses the local market through this mechanism must designate an authorized financial entity to operate in the Foreign Exchange Market that will follow up the operation and will submit an affidavit committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

YPF | Form 20-F | 2025

Profit and dividend payment

Pursuant to the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited financial statements.

(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.

(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with regarding the transactions involved.

(iv)	The company falls within one of the following situations and fulfills all the conditions in each case:

(a)	Dividends correspond to profits from fiscal years beginning on or after January 1, 2025.

(b)	The company carries out an exchange and/or arbitrage transaction with funds deposited in a local account and originating from foreign currency collections of principal or interest on BOPREAL.

(c)

Records direct investment contributions settled as of January 17, 2020: (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020; (ii) access will only be granted after the expiration of a term of not less than 30 calendar days from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap; and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

(d)

Profits generated in projects under the Plan GasAr 2020-2024 that fulfill the following requirements: (i) the profits generated by the foreign direct investment contributions are entered and settled through the Foreign Exchange Market. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the Decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph; (ii) the access to the Foreign Exchange Market occurs no earlier than 2 years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section; and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(e)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

(f)	The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023 for the equivalent value of the profits and dividends being paid.

(g)	It has a certification for the RADPIP and/or RADPIGN for the equivalent value of the profits and dividends being paid.

(h)

The client is an SPV adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under the provisions of the Foreign Exchange Regulations. In this case, the customer must submit the documentation supporting the definitive capitalization of the contribution.

The Foreign Exchange Regulations establish that clients may subscribe BOPREAL for an amount equivalent to the profits and dividends pending payment to non-resident shareholders, in accordance with the distribution determined by the shareholders’ meeting, in local currency, as long as prior approval of the BCRA is required and Section 4.6.1. is complied with. It is the responsibility of the entity completing the subscription on behalf of the client to verify compliance with the established requirements.

Moreover, clients may access to the Foreign Exchange Market for the payment of profits and dividends, provided that the applicable requirements are met, by carrying out an exchange and/or arbitration with funds deposited in a local account and originating from collections of principal and interest in foreign currency of BOPREAL, as long as Section 4.6.1. is complied with.

Regards to the profits and dividends accrued in Argentine pesos within the country by non-residents from September 1, 2019, and which have not been remitted abroad, the Foreign Exchange Regulations establish, among other things, that non-resident clients may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends collected from September 1, 2019, according to the distribution determined by the shareholders’ meeting, adjusted by the latest available CPI published by the INDEC at the subscription date.

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

(iii)

Transfer of foreign currency abroad to pay for imports of goods and services within the framework of the provisions of Sections 10.10.2.13., 10.10.2.14., and 13.3.9. of the Foreign Exchange Regulations from foreign currency funds deposited in local financial institutions.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution.

(v)

Exchange and arbitration transactions with funds deposited in a local account and originating from collections of principal and interest in foreign currency of BOPREAL are intended for the following purposes, provided that the applicable requirements are met: (a) the payment of commercial liabilities for imported goods with customs entry registration up to December 12, 2023, eligible in accordance with the Foreign Exchange Regulations; (b) the payment of commercial liabilities for services rendered or accrued up to December 12, 2023, eligible in accordance with the provisions of the Foreign Exchange Regulations; (c) the payment of debt accrued up to December 12, 2023, with non-resident shareholders from profits and dividends eligible according to the Foreign Exchange Regulations; (d) the payment of debts. Furthermore, non-resident shareholders may repatriate profits and dividends eligible according to the Foreign Exchange Regulations. Additionally, both (i) the repatriation of portfolio investments originated from profits and dividends collected in the country since September 1, 2019; and (ii) the payment of principal and compensatory interest on debts with related counterparties that were eligible in accordance with Section 4.7 is also allowed under the Foreign Exchange Regulations.

YPF | Form 20-F | 2025

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

Securities transactions

CNV General Resolution No. 1,062/2025 established a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (“Agente Depositario Central de Valores Negociables”) for:

(i)

Sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine pesos and by clients that do not qualify as resident individuals.

(ii)

Transfers of securities acquired by clients that do not qualify as resident individuals with settlement in local currency to foreign depository entities, regardless of issuance law, unless their accreditation (a) results from a primary placement of securities issued by the National Treasury or by the BCRA, or (b) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV, among others.

(iii)	Applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Pursuant to applicable CNV regulations, prior to executing or registering any of the securities trades set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

(i)

If the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps. 200 million per day.

(ii)

If the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps. 200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, Global Deposit Receipts (“GDRs”) or similar certificates held in custody abroad, it is not subject to this requirement.

(iii)

If the trade is to be performed by resident clients, acting for their own or on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps. 200 million per client per day.

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

SPVs adhered to the RIGI

The Foreign Exchange Regulations establish the rules pertaining to the foreign exchange benefits for SPVs that have adhered to the RIGI. In this sense, the BCRA has established: (i) exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a SPV adhering to the RIGI; (ii) exceptions to the mandatory inflow and settlement of foreign currency arising from export of services; (iii) access to the Foreign Exchange Market to make payments of certain expenses; (iv) access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders; (v) application abroad of proceeds from exports of goods; and (vi) exchange stability applicable to the SPV on the date of adherence to the RIGI.

The Bases Law created the RIGI, which promotes tax, customs and exchange benefits for projects that qualify as large investments. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative (see Notes 35.g) and 35.l) to the Audited Consolidated Financial Statements). In the case of exchange benefits, some are at the option of the applicant, such as the possibility that, subject to the scheme established in the Bases Law, the funds from the collection of exports are considered freely available and can be kept abroad in accordance with the provisions of Article 198 of the Bases Law and Articles 94 and subsequent articles of Decree No. 749/2024, as amended and supplemented.

Projects under Decree No. 929/2013

The Foreign Exchange Regulations establish that, at the request of a client that has a project included in the investment promotion regime for the exploitation of hydrocarbons established by Decree No. 929/2013, the entity may consider the follow-up of a shipment permit fulfilled for the part of the permit that is covered by a “Decree No. 929/2013 Certificate” issued under the provisions of SE Resolution No. 26/2023.

BCRA information regime

On December 28, 2017, the BCRA replaced the information regimes established in Communication “A” 3,602 and Communication “A” 4,237 with Communication “A” 6,401 (and the complementary Communication “A” 6,795 and “A” 8,304), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

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

YPF | Form 20-F | 2025

Beginning in the first quarter of 2026, the External Assets and Liabilities Survey report will be subject to the following guidelines:

(a).	Primary Sample: Legal entities and individuals with total external assets and liabilities of US$ 10 million or more at the end of any quarter must submit a quarterly report.

i.	If a declarant belongs to the primary sample in any quarter, they remain in the primary sample for the entire calendar year.
ii.	If a declarant no longer has external liabilities, they must still file a report for the quarter in which the liabilities were canceled.
iii.

Primary sample entities are not required to submit quarterly income statements but must file a simplified annual report including only investor-related forms and statements of income, changes in equity, and balance sheet.

(b).	Secondary Sample: Legal entities or individuals with total external assets and liabilities of less than US$ 10 million at the end of a quarter.

i.	If this condition is met every quarter of the year, only an annual report is required.
ii.	If, in any quarter, external assets or liabilities equal or exceed US$ 10 million, the declarant moves to the primary sample and must comply with primary sample reporting requirements.
iii.	If the declarant ceases to have external liabilities, they must file the annual report for that year to reflect the cancellation.

To be eligible for the Secondary Sample, the declarant must not have debts equal to or exceeding the threshold in other BCRA-related surveys at the end of the reference quarter. Entities may not charge fees for reporting reductions in such debts without access to the foreign exchange market.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other operations is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “Item 10. Additional information—Exchange regulations—Specific provisions for proceeds from the Foreign Exchange Market—External financial indebtedness”.

Advance Notice of Foreign Exchange Operations

Entities authorized to operate with foreign currency shall provide the BCRA with daily information on outgoing operations through the Foreign Exchange Market. This information must be provided daily, with the deadline for submission being 3 p.m. on the business day following the day reported. Clients shall inform financial entities in advance, so that they can comply with the requirements of this information regime. Consequently, as long as the other requirements established in the Foreign Exchange Regulations are simultaneously met, they can process foreign exchange transactions.

Criminal Exchange Regime

The Foreign Exchange Regulations establish that transactions that do not comply with the exchange regulations established by such regulations will be subject to the Criminal Exchange Regime (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: https://www.infoleg.gob.ar/ or on the BCRA’s website: https://www.bcra.gob.ar/, as applicable. The information contained on those websites is not an integral part of this annual report and is not deemed to be incorporated herein.

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

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% IT withholding as a single and definitive payment on the amount of such dividends (“Dividend Tax”). If dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no Dividend Tax would apply. Equalization Tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

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

Argentine resident individuals and undivided estates located in Argentina are exempt from IT on income derived from the sale, exchange or other disposition of shares and other securities when: (i) shares are placed through a CNV-authorized public offering; (ii) shares are traded on CNV-authorized stock markets with segments that ensure priority of price-time and bid interference; and/or (iii) the sale, exchange or other disposition of shares is made through CNV-authorized tender offer regimes and/or share exchanges.

Argentine resident individuals and undivided estates located in Argentina are also exempt from capital gains tax on the sale, exchange or disposal of certain securities (including shares), not included in the exemption mentioned before. This exemption applies to the extent that said securities are listed on CNV-authorized stock exchanges or securities markets. For these purposes, the limitation that foresees that total or partial exemptions established or that will be established in the future by special laws for securities issued by national, provincial, or municipal states or the Autonomous City of Buenos Aires will not have effects on IT for Argentine resident individuals and undivided estates located in Argentina would not apply.

In case the abovementioned exemptions are not applicable, income obtained by Argentine resident individuals and undivided estates located in Argentina derived from the sale, exchange, or other disposal of shares and ADSs is subject to a 15% capital gains tax on net income, which is calculated in Argentine pesos. The acquisition cost may be adjusted based on the CPI inflation index rate published by the INDEC, to the extent that the equity participation has been acquired after January 1, 2018.

If Argentine resident individuals and undivided estates located in Argentina: (a) convert non-exempt ADSs into shares eligible for exemption; or (b) convert non-exempt shares into exempt securities representing shares, such conversion will be taxed on the fair market value at the time of the conversion. Upon completion of the conversion, the results obtained from any subsequent sale, exchange, swap or any other disposition of the underlying shares or securities representing shares would be exempt from IT, provided that the conditions specified in points (i), (ii) and/or (iii) of the paragraph above are satisfied.

Non-Argentine resident individuals or legal entities located outside Argentina (“Foreign Beneficiaries”) are exempt from IT derived from the sale, exchange or other disposition of Argentine shares in the following situations: (i) when the shares are placed through a CNV-authorized public offering; (ii) when shares are traded on CNV-authorized stock markets, with segments that ensure priority of price-time and bid interference; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges. The exemption applies to the extent the Foreign Beneficiaries do not reside in a “non-cooperative jurisdiction”, nor their funds are channelled through “non-cooperative jurisdictions”.

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

If Foreign Beneficiaries reside in a “non-cooperating jurisdiction” or if the invested funds are channeled through a “non-cooperating jurisdiction”, the aforementioned exemptions do not apply. Consequently, any capital gains resulting from the disposal of Class D shares or ADSs will be subject to IT at a rate of 31.5% on the gross sale price.

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

Personal assets tax (“PAT”)

Argentine resident individuals and undivided estates located in Argentina, foreign individuals and undivided estates located outside Argentina and foreign entities are subject to a personal assets tax of 0.5% of the value of any share issued by Argentine entities governed by the Argentine General Corporations Law, held as of December 31 of each year. The PAT is imposed on Argentine issuers of such shares, such as us, which pays this tax on behalf of the relevant shareholders; and is calculated based on the proportional net equity value (“valor patrimonial proporcional”) of the shares, derived from the latest financial statements on December 31 of each year. According to the Argentine Personal Assets Tax Law, the Company is entitled and expects to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

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

The account holder may use up to 33% of the amounts paid for TDC for taxable events subject to the general rate of 0.6%, as well as those taxed at the rate of 1.2%, as a credit against IT. The remaining amount is deductible for IT purposes. If lower rates were applied, the available credit would be reduced to 20%.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from TDC if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the corresponding tax authority in accordance with AFIP General Resolution No. 3,900/2016.

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

Stamp tax

The stamp tax is an Argentine local tax that is applicable to the execution of onerous acts, agreements and/or operations within a provincial jurisdiction or the Autonomous City of Buenos Aires, or outside Argentina but with effects in one or more local jurisdictions. Each local jurisdiction applies a different set of tax rates based on the type of operation. Consequently, stamp tax may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. However, many local jurisdictions (including the Autonomous City of Buenos Aires) have in place an exemption for agreements regarding the sale of shares and other securities that are authorized for public offering by the CNV. This exemption will be void if the public placement of such shares or other securities is not completed within 180 days of the granting of authorization by the CNV.

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

Regarding the fiscal year 2025, gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions and exclusions, is equal to or less than Ps. 2,038,752, or Ps. 8,488,486 in the case of transfers between parents, children, and spouses. For the fiscal year 2026 gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions and exclusions, is equal to or less than Ps. 5,606,568, or Ps. 23,343,337 in the case of transfers between parents, children, and spouses.

The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.603% to 9.513%), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if the corresponding conditions are met.

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

Pursuant to Article 25 of the Regulatory Decree of the Income Tax Law, for purposes of determining the taxation level, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level on which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

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

There is currently no tax treaty or convention in effect between Argentina and the United States. However, since January 2021, an international administrative agreement for the exchange of information between the ARCA and the United States tax administration (Internal Revenue Service or “IRS”), has been in force.

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”), under the OECD framework has been approved by Law No. 27,788 and ratified by Argentina on September 29, 2025. The MLI will apply to certain taxable events occurring on or after January 1, 2026, and could alter enforcement of tax treaties to avoid double taxation concluded by Argentina with other countries that have also signed the MLI.

YPF | Form 20-F | 2025

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

This discussion applies only if you are a U.S. Holder and you hold our Class D shares or ADSs as capital assets for U.S. IT purposes, and it does not describe all the tax consequences that may be relevant to holders, subject to special rules, such as:

•	Certain financial institutions.
•	Insurance companies.
•	Dealers and traders in securities or financial instruments, who use a mark-to-market method of tax accounting.
•

Persons holding our Class D shares or ADSs as part of a hedge, straddle, wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to our Class D shares or ADSs.

•	Persons whose functional currency for U.S. IT purposes is not the U.S. dollar.
•	Entities classified as partnerships for U.S. IT purposes (or partners therein).
•	Persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.
•	Persons holding Class D shares or ADSs in connection with a trade or business conducted outside the United States.
•	Tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”.
•	Persons holding our Class D shares or ADSs that own or are deemed to own 10% or more of our stock by vote or value.

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

Taxation of distributions

Subject to the discussion of the PFIC rules below (see “Item 10. Additional information—Taxation—United States federal income tax (“U.S. IT”) considerations—Passive foreign investment company (“PFIC”) rules”), distributions paid on our Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. IT principles). Because we do not maintain calculations of earnings and profits under U.S. IT principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Dividends received by non-corporate U.S. Holders generally will be subject to tax at a preferential rate if the dividends are “qualified dividend income”.

Subject to certain exceptions for short-term positions, dividends paid on our Class D shares or ADSs will be treated as “qualified dividend income” if (i) the Class D shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, and (ii) we were not in the year prior to the year in which the dividend was paid and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on NYSE and will qualify as readily tradable on an established securities market in the United States as long as they are so listed.

Additionally, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. IT purposes with respect to our 2024 and 2025 taxable years. For more information regarding PFIC rules. Because the Class D shares are not themselves listed on a U.S. exchange, dividends received with respect to our Class D shares that are not represented by ADSs may not be treated as qualified dividends. You should consult your own tax advisor to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine IT. The dividends will be treated as foreign-source dividend income and may not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to generally applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances, Argentine IT, if any, withheld from dividends on our Class D shares or ADSs may be creditable against your U.S. IT liability. These generally applicable limitations and conditions include requirements adopted by the U.S. IRS in regulations promulgated in 2021 and any Argentine IT will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder.

YPF | Form 20-F | 2025

In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Argentine IT on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Argentine IT on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine IT on dividends is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine IT in computing such U.S. Holder’s taxable income for U.S. IT purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Amounts paid on account of the Argentine PAT may not be eligible for credit against your U.S. IT liability.

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

Passive foreign investment company (“PFIC”) rules

We believe that we were not a PFIC for U.S. IT purposes for the taxable year of 2025 and do not expect to be a PFIC in 2026 and the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatments (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of our Class D shares or ADSs). Certain elections might be available that would result in alternative and potentially more favorable treatments (such as mark-to-market treatment). You should consult your tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

Access to public information

Court decision on Chevron - YPF’s Project Investment Agreement

On November 10, 2015, the Argentine Supreme Court of Justice (“CSJN”, for its acronym in Spanish) in the claim stated by Rubén Héctor Giustinani against YPF S.A., ordered us to furnish information regarding the Project Investment Agreement (“PIA”) we entered into with Chevron on July 16, 2013, based on the requirements of Decree No. 1,172/2003, which regulates access to information considered public. The PIA aims to develop hydrocarbon resources in Argentina. In compliance with the decision, a full copy of the PIA was delivered to said court on September 22, 2016.

YPF S.A. had stated that the PIA was entered into under the Argentine General Corporations Law and that the confidentiality of the terms thereof was intended to safeguard geological, commercial and financial information, which was of strategic value to both parties to the PIA.

YPF | Form 20-F | 2025

Public disclosure of confidential information could place us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we pursued all avenues to preserve its confidentiality. We have stated before the courts that we intend to comply with the requirements of Decree No. 1,172/2003 while preserving our right to keep certain industrial, commercial, financial and technical matters confidential, as provided by said Decree.

Delivery of the PIA does not imply YPF S.A.’s waiver of rights in the event that any other confidential information and/or documents of YPF S.A. are required to be disclosed in the future.

On September 29, 2016, Law No. 27,275/2016 was published in the Official Gazette of the Argentine Republic to guarantee the right to access public information. This Law provides for a specific exception for companies that are authorized to make public offerings of their securities, which is applicable to YPF S.A.

Documents on display

All of the SEC filings made electronically by YPF S.A. are available to the public on the SEC’s website www.sec.gov. This annual report is also available, free of charge, at investors.ypf.com/financial-information.html.

Foreign Investment Legislation

Under Law No. 21,382/1976 Argentine Foreign Investment, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment.

Currently, foreign investment, other than broadcasting and acquisition of land located in frontier border areas (and other security areas) according to Law-Decree No. 15,385/1944 (as amended and supplemented from time to time), is not restricted. Additionally, no prior approval is required to make foreign investments.

According to Law No. 26,737/2011 of rural land protection regime, foreign investment in rural lands is initially restricted. Even though this restriction was lifted by DNU No. 70/2023, there is an injunction filed by the Malvinas Islands Veterans Center (“CECIM”) that has challenged the constitutionality of DNU No. 70/2023 concerning the repeal of Law No. 26,737/2011. In this claim, a Second Instance ruling was issued in favor of the injunction, declaring the contested regulation unconstitutional. The Court of Appeals granted the Federal Extraordinary Appeal filed by the Argentine Republic before the CSJN, which suspends the effects of the Court of Appeals’ ruling. However, a precautionary measure obtained by the plaintiffs prior to the ruling remains in effect until the final decision is made. Therefore, it can be argued that the applicability of the DNU No. 70/2023 concerning Law No. 26,737/2011 currently has no effect and cannot be considered abrogated, the Argentine Republic is applying the Law No. 26.737/2011 until a final ruling is entered by the CSJN.

No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder (see “Item 4. Information on the Company—History and development of YPF S.A.” and “Item 10—Additional information—Certain provisions relating to acquisitions of shares—Restrictions on control acquisitions”).

YPF | Form 20-F | 2025

ITEM 11. Quantitative and qualitative disclosures about market risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2025, and from which we may derive gains or incur losses from changes in the market, interest rates, foreign exchange rates or commodity prices. We do not use derivative financial instruments for speculative purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key information—Risk factors” and “Item 5. Operating and financial review and prospects—Factors affecting our operations”.

For comparative information for the year ended December 31, 2024, see “Item 11. Quantitative and qualitative disclosures about market risk” in our annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Interest rate exposure

Only 5% of our financial debt is subject to variable interest rate, while only 5% of our financial assets measured at amortized cost are subject to a variable interest rate. Financial assets measured at amortized cost subject to a variable interest rate include trade receivables and have a low exposure to interest rate risk. Our financial assets measured at amortized cost that accrued interest, whether at fixed or variable interest rates, are current assets.

For information about our financial assets and liabilities as of December 31, 2025, that may be sensitive to changes in interest rates, see Note 4 “Interest rate risk” section to the Audited Consolidated Financial Statements.

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

For information about the maturities of our financial liabilities see Notes 4 “Liquidity risk management” section in Note 4 and 22 to the Audited Financial Consolidated Statements and “Item 5. Operating and financial review and prospects—Liquidity and capital resources—Loans”. For information regarding fair values of our financial liabilities see Note 6 to the Audited Consolidated Financial Statements.

Additionally, see “Item 3. Key information—Risk factors—Risks relating to Argentina—Variations in interest and exchange rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs”.

Hydrocarbons price exposure

Our results of operations are exposed to volatility mainly in the prices of certain crude oil products, for further information see Note 4 to the Audited Consolidated Financial Statements. For information of our natural gas delivery commitments as of December 31, 2025, see “Item 4. Information on the Company—Business organization—LNG and Integrated Gas—Natural gas delivery commitments and supply contracts” and “Item 3. Key information—Risk factors—Risks relating to our business—Pricing of our products in Argentina and fluctuations in international prices of oil and refined products may adversely affect our results of operations”.

YPF | Form 20-F | 2025

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

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADRs holders. In 2025, the Depositary made payments totaling US$ 2,033,735.63 to YPF S.A. for ADR program related expenses.

YPF | Form 20-F | 2025

PART II

ITEM 13. Defaults, dividend arrearages and delinquencies

None.

ITEM 14. Material modifications to the rights of security holders and use of proceeds

None.

ITEM 15. Controls and procedures

Disclosure controls and procedures

As of December 31, 2025, YPF, under the supervision and with the participation of the management, including our CEO and PFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the CEO and the PFO concluded that there was reasonable assurance that the design and operation of these disclosure controls and procedures were effective as of December 31, 2025, in ensuring that information required to be disclosed in reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our CEO and PFO, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of YPF’s management, including our CEO and PFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria established in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation report of the Independent Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included herein preceding the Audited Consolidated Financial Statements.

Changes in internal control over financial reporting

During 2025, we completed the implementation of the system SAP S/4 Hana Solutions, to replace the commercial and stock systems related to the Downstream business segment. As of December 31, 2025, we implemented changes in our internal controls over financial reporting related to sales of petrochemical products and lubricants and specialties, and logistic service purchases. These changes mainly involved the incorporation of new automated internal controls and the updating of manual internal controls, as necessary to ensure the integrity and accuracy of the information in our accounting and financial reporting process and to take advantage of automated controls provided by this system. There were no other changes in YPF’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

YPF | Form 20-F | 2025

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

On August 7, 2024, the Board of Directors appointed Eduardo Alberto Ottino as the Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. YPF believes that Mr. Ottino possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Ottino is an independent director according to the CNV Rules.

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

The CDEyC also includes a policy on prohibited periods for trading YPF S.A. securities when conducting stock transactions, among other requirements. This policy applies to officers and those others to whom the CDEyC is applicable to (see Exhibit 11.2 “YPF S.A. Internal Regulations for Conduct in the Capital Markets section 4 “Privileged Information”, including our Insider Trading policies”).

Since August 15, 2003, we have not waived compliance with the CDEyC in terms of the Foreign Corrupt Practices Act (“FCPA”) and Law No. 27,401. During 2025, the CDEyC was reviewed and updated, and the amended version was approved pursuant to our applicable approval process. The amended version of the CDEyC is in force starting from January 2026. The amendments to the CDEyC mainly relate to the requirement to adapt the document to recent regulatory, operational, and technological challenges, as well as to best practices in business ethics. The main amendments include: (i) updating definitions in line with the Foreign Extortion Prevention Act (“FEPA”) and other state-of-the-art standards and regulations; (ii) strengthening the guiding principles with an emphasis on transparency, fairness, respect for human rights and sustainability; (iii) reviewing reporting channels and whistleblower protection mechanisms with an emphasis on the obligation of maintaining confidentiality throughout the process of investigation and no-retaliation policy; among others. See Exhibit 11.1 “Code of Ethics and Conduct”. YPF is certified ISO 37001 “Anti-Bribery Management System”, which ensures that our Integrity Program is in accordance with the highest national and international standards.

A copy of the CDEyC can be found at YPF’s web page in English and Spanish, at https://compliance.ypf.com/, or it can be requested by any person without charge in writing by telephone or e-mail from us at the following address:

YPF S.A.

Investor Relations office

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (+5411) 5441-3085

E-mail: inversoresypf@ypf.com

Ethics Committee

The Board of Directors of YPF S.A. created the Ethics Committee to oversee the Company’s policy so that we achieve the highest standards of quality with regard to the principles and values we promote. As of the date of this annual report, the Ethics Committee´s is composed as follows: the Chief Audit Officer (Ariel Polotnianka), the Legal Affairs Corporate Vice President (Germán Vito Fernández Lahore), the People and Culture Vice President (Florencia Tiscornia), the CCO (María de las Mercedes Archimbal) and two business representatives (Guillermo José Garat and Lisandro Deleonardis). This composition is meant to ensure the decision-making process is both fair and comprehensive. The Ethics Committee is organized through a committee’s charter.

In addition to the members of our senior management and members of the Disclosure Committee whose outside business interests and experiences were described above, we include the following:

Maria de las Mercedes Archimbal

Born: October 29, 1982.

Current position: CCO since May 2021.

Other current activities: None.

Shares in YPF: 5,163 (1).

Experience: Between 2006 and 2020, she held various positions in the public and private sectors related to government control and accountability, public policies, corporate governance, ethics and transparency and integrity. She is fellow of the International Visitor Leadership Program (“IVLP”) of the U.S. Department of State on Accountability in Government and Transparency. She has participated as a speaker and moderator in different national and international panels on compliance, transparency, integrity and ethics, accountability and public policies, and is also the author of various articles on these topics. Since May 2021, she is the CCO of YPF S.A and is also in charge of the Compliance Program for some of YPF’s affiliates such as YPF Gas, AESA, OPESSA, Y-TEC, YPF Digital, Fundación YPF and VMOS S.A. She chairs the Compliance Commission of the IAPG and served as Corporate Counsel Forum Liaison Officer of the Compliance Subcommittee of the Anticorruption Committee of the International Bar Association until December 2024. Since 2025, she has been appointed vice chair of the previously mentioned subcommittee. She also served as co-chair of the Integrity & Compliance Task Force of B20 Brazil 2024 and B20 South Africa 2025.

Education: She is a Lawyer from Universidad Católica Argentina, MA in International Relations and Negotiations from Universidad de San Andrés and FLACSO, MA in International Economic Relations from Universidad de Barcelona, and MA in Administration and Public Policy from Universidad de San Andrés. She holds a postgraduate diploma in oil and gas from Universidad Austral. She is certified as Leadership Professional in Ethics & Compliance by the Ethics & Compliance Initiative. She holds a certificate in Corporate Sustainability from Yale University.

Family relations: No family relationships with members of the board or senior management.

(1)

Correspond to “beneficially owned” as established by Section 16(a) of the Securities Exchange Act of 1934 and may include direct and/or indirect stock holdings (i) in the form of Class D shares and/or ADRs, and/or (ii) derived from the granting under share-based benefit plans as of March 18, 2026. Each individual owns less than 1% of our Class D shares. See “Item 6. Directors, Senior Management and Employees—Our people—Compensation and benefits”; “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”; and Note 37 “Share-based benefit plan” section to the Audited Consolidated Financial Statements.

YPF | Form 20-F | 2025

ITEM 16C. Principal accountant fees and services

The following table sets forth, for the periods indicated, information regarding the fees for services rendered by our certifying accountant, Deloitte & Co. S.A. and its subsidiaries by type of service rendered to YPF S.A. and its subsidiaries. All services described in the following table were approved by the Audit Committee of YPF S.A.

	For the year ended December 31, (thousands of Ps.)
	2025		2024
Services rendered	Fees	Expenses	Fees	Expenses
Audit fees	5,061,038	9,841	3,573,012	5,002
Audit-related fees (1)	439,471	-	262,272	-
Tax fees (2)	31,293	-	24,484	-
All other fees (3)	570,762	-	464,340	-
	6,102,564	9,841	4,324,108	5,002

(1)

Includes mainly accounting certifications, special purpose reports, and other assurance reports provided by auditors to be filed with or furnished to regulatory agencies and bodies, financial institutions and others.

(2)	Includes mainly services related to tax compliance and advice for certain subsidiaries.
(3)

Includes: (i) for 2025 services related mainly to the Company’s sustainability report and methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to agreed-upon procedures over a target company in an acquisition process, services related to technical assistance and reports to comply with Argentine regulations, and technical assistance on human rights risk analysis, and (ii) for 2024, services related mainly to the Company’s sustainability report and methodological assistance and best practices recommendations on the Company’s cybersecurity transformation process and, to a lesser extent, services related to technical assistance and reports to comply with Argentine regulations, technical assistance on human rights risk analysis and courses to subsidiaries.

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

The pre-approval policy is as follows:

•	The Audit Committee of YPF S.A. must pre-approve all audit and non-audit services to be provided to YPF S.A. or, where applicable, any of its subsidiaries by the external auditor of YPF S.A.
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

ITEM 16D. Exemptions from the listing standards for the Audit Committee

None.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares (or units) purchased		Average price paid per share (or units) (1)		Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or Peso value) of shares (or units) that may yet be purchased under the plans or programs (1)
2025	ADS	Common shares	ADS (in US$)	Common shares (in Ps.)	Common shares
January 2025	-	-	-	-	-	-
February 2025	-	-	-	-	-	-
March 2025	-	-	-	-	-	-
April 2025	-	-	-	-	-	-
May 2025	-	-	-	-	-	-
June 2025	-	-	-	-	-	-
July 2025	-	-	-	-	-	-
August 2025
September 2025	-	-	-	-	-	-
October 2025 (October 14th)	-	343,654	-	40,832.70	343,654	For up to Ps. 5,024 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock
November 2025	-	-	-	-	-	-
December 2025	-	-	-	-	-	-

(1)

The Board of Directors, at its meeting held on October 9, 2025, approved the terms and conditions for the acquisition of shares issued by YPF S.A. in an amount of up to Ps. 19,056 million in accordance with Article 64 of the Capital Markets Law and the CNV rules, for the purposes of granting share-based compensation plans to our employees. The purchase program was publicly announced, filed with the CNV and furnished to the SEC on Form 6-K on October 9, 2025. There were no purchases made by us other than pursuant to this publicly announced purchase program. The purchase program authorized YPF S.A. to purchase its shares on the BYMA and its ADR on the NYSE up to an amount of 10% of the capital stock of YPF S.A., pursuant to applicable regulations. The purchase program was authorized in an amount of up to Ps. 55,450 per share on the BYMA or US$ 38.8 per ADR on the NYSE. All purchases of shares by YPF S.A. were made on the BYMA. On October 14, 2025, YPF S.A. announced that the purchase program concluded on such date. There were no other purchase programs in place or that expired during 2025. See Notes 2.b.11) and 37 to the Audited Consolidated Financial Statements.

YPF
|
Form 20-F
|
2025

ITEM 16F. Change in registrant’s certifying accountant
During the years ended December 31, 2025, 2024 and 2023 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election
after the completion of its current audit or been dismissed.
ITEM 16G. Corporate governance
See “Item 6. Directors, Senior Management and Employees—Compliance with the NYSE Listing Standards on Corporate Governance”.
ITEM 16H. Mine safety disclosure
Not applicable.
ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.
ITEM 16J. Insider trading policies
The Company has adopted insider trading policies governing the purchase, sale, and other dispositions of securities issued by YPF S.A. and its subsidiaries by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of such insider trading policies is included in Section 4 of YPF S.A. Internal Regulations for Conduct in the Securities Market which is an exhibit of the Code of Ethics and Conduct of the Company and is attached as Exhibit 11.2 “YPF S.A. Internal Regulations for Conduct in the Capital Markets section 4 “Privileged Information”, including our Insider Trading policies” to this annual report.
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
Throughout 202
5
, we continued carrying out various awareness-raising and training activities, focusing on more in-depth
training in the Company’s technology, covering areas such as information technology (“IT”), operation technology (“OT”) and cybersecurity. The goal was to raise internal awareness about common cybersecurity issues such as phishing, ransomware and data leaks, among others. YPF monitors developments in IT and cybersecurity, analyzes cybersecurity threats and cybersecurity incidents and conducts mandatory trainings and awareness campaigns for its employees, all aimed at protecting YPF against evolving cybersecurity threats. In addition, to further ensure its cybersecurity, YPF engages external providers to conduct penetration tests on its systems and perform ongoing monitoring activities for potential cyber-risks.
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
We are adopting AI technology available via open source or commercial license agreements, and as such, third-parties can use this technology for use in their own products and services. We may not have insight into, or control over, the practices of third parties who may utilize such AI technologies. As such, we cannot guarantee that third parties will not use such AI technologies for improper purposes, including through the dissemination of inaccurate, defamatory or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies. As such, it is not possible to predict all the risks related to the use of AI and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect our ability to develop and use AI or subject us to legal liability. Nevertheless, the Company has established the basis for best practices in A
I
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

YPF
|
Form 20-F
|
2025

The CISO is a position created in 2021, reporting to the Technology Vice Presidency and held by Leonardo Oscar Iglesias since January 2023. For more than 20 years, our CISO has held various positions in different technological areas within the Company, working in the areas of control and telemetry systems for the industrial world, building automation, communications, application/database/SAP Basis maintenance, electronic security systems (CCTV and access control), IT, OT, Cybersecurity and data architecture; and has served as a speaker and moderator on numerous national cybersecurity panels. In YPF, he worked in the following areas: telemetry and control (2003-2009); communications (2009-2011); Head of Special Projects and Technologies (2011-2016); Head of Application Infrastructure (2016-2018); Head of Digital Workplace Services (2019); Cybersecurity Architecture Manager (2019-2020); Enterprise Architecture Manager (2020-2022) and currently holds the position of President of the Cybersecurity Commission at the IAPG and coordinator of the non-financial
CISOs group. Regarding his education, he is an engineer from Universidad de Palermo, holds a master’s degree in business administration from Universidad Torcuato Di Tella, holds a diploma in cybersecurity from Universidad de Palermo, CCI Online Professional Master’s Degree in Industrial Cybersecurity, and is certified in different technologies.

YPF | Form 20-F | 2025

PART III

ITEM 17. Financial statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial statements

Our Audited Consolidated Financial Statements are included in this annual report beginning on page F-1. The report of the Independent Registered Public Accounting Firm is included herein preceding the Audited Consolidated Financial Statements.

ITEM 19. Exhibits

1.1	Bylaws (Estatutos) of YPF S.A. as amended (Spanish version) *
1.2	Bylaws (Estatutos) of YPF S.A. as amended (English version) *
2(d)	Description of rights of each class of securities registered under Section 12 of the Exchange Act
8	List of main subsidiaries (see Note 1 to the Audited Consolidated Financial Statements)
11.1	Code of Ethics and Conduct
11.2	YPF S.A. Internal Regulations for Conduct in the Capital Markets section 4 “Privileged Information”, including our Insider Trading policies **
12.1	Section 302 Certification by CEO
12.2	Section 302 Certification by Vice President of Administration and Reporting (Principal Financial Officer)
13	Section 906 Certification
15.1	Consent of DeGolyer and MacNaughton
15.2	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2025, dated February 5, 2026
97.1	Clawback Policy *
101	Interactive data files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Incorporated by reference to YPF’s 2023 annual report on Form 20-F filed on April 25, 2024.

** Incorporated by reference to YPF’s 2024 annual report on Form 20-F filed on March 28, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By: /s/ Juan José Mata
Name: Juan José Mata

Title: Vice President of Administration and Reporting (Principal Financial Officer)

Date: March 26, 2026

YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025, 2024 AND 2023
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of YPF SOCIEDAD ANONIMA
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
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
Impairment of Property, Plant and Equipment (PP&E) — Gas Neuquina Basin cash generating unit (CGU) — Refer to Notes 2.b.5), 2.c) and 8) to the financial statements
Critical Audit Matter Description
The Company’s evaluation of PP&E for impairment involved the comparison of the recoverable amount of each CGU to its carrying value. The Company determined the recoverable amount for the CGUs based on the value in use. Value in use was based on discounted cash flow model, which required management to make significant estimates and assumptions related to hydrocarbon reserves and resources estimates, the forecasts of future revenues, operating costs and capital expenditures, abandonment costs, and the discount rate. Changes in recoverable amount estimates and assumptions could have a significant impact on the recoverable amount of the CGU, and either the amount of any impairment charge or reversal of prior impairment charges.
As of December 31, 2025, the net carrying value of the assets assigned to the Gas – Neuquina Basin CGU was U.S. dollars 2,804 million.
Given the significant judgments made by management to estimate the recoverable amount of the CGU Gas – Neuquina Basin, which could result in an adjustment to the provision for impairment, performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to hydrocarbon reserves and resources estimates, the forecasts of future revenues, operating costs and capital expenditures and abandonment costs, and the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, and oil and gas reserves specialist.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the CGU Gas – Neuquina Basin for impairment included, among others:

3

•
We tested the effectiveness of controls over the evaluation of PP&E for impairment, including those over the indicators of impairment, the hydrocarbon reserves and resources estimates, the forecasts of future revenues, operating costs and capital expenditures and abandonment costs, and the discount rate.

•
With the assistance of our oil and gas reserves specialists, we assessed the processes and procedures used by the Company to estimate hydrocarbon reserves and resources, and we evaluated the Company’s independent reservoir engineer by (1) examining reports and assessing the scope of their work and findings, and (2) assessing their competence, capability, and objectivity.

•	We tested the mathematical accuracy and completeness of the calculation of the underlying cash flows used to determine the recoverable amount of the CGU.

•
We assessed the reasonableness of management´s hydrocarbon reserves and resources estimates, by making a selection of fields, and (1) understanding and testing the financial information inputs underlying those estimates, and (2) comparing management´s estimate with the independent reserves auditor estimate.

•
We assessed the reasonableness of management´s forecast of future revenues, operating costs and capital expenditures and abandonment costs, by selecting fields on sample basis and (1) understanding and testing the financial information inputs underlying the estimates, (2) testing future production profiles with management´s hydrocarbon reserve and resources estimates, (3) comparing consistency of the information to other evidence obtained during the audit, and (4) evaluating management´s ability to accurately forecast certain key assumptions by comparing those to management´s historical forecasts.

4

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, the projections of certain key assumptions underlying the estimates of the recoverable amount, such as macroeconomic assumptions, crude oil and natural gas prices, and the discount rate by (1) understanding how management made the key assumptions and selected the discount rate, (2) understanding and testing the inputs underlying those key assumptions and the discount rate, (3) testing the mathematical accuracy of the discount rate calculation, and (4) developing an independent range of the key assumptions and the discount rate, and comparing those to what management selected.

•	We read and tested the accuracy and completeness of the related disclosures within the consolidated financial statements.
/s/ Deloitte & Co. S.A.
Buenos Aires City, Argentina
February 26, 2026
We have served as the Company’s auditor since 2002.

5

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
CONTENT

F - 1
YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	OleoductoTrasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A. (former corporate name “Oiltalking Ebytem S.A.”)
OTC	OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Brasil	YPF Brasil Comércio Derivado de Petróleo Ltda
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	YPF E&P Perú S.A.C.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

F - 2
YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
LEGAL INFORMATION
Legal address
Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.
Fiscal year
No. 49 beginning on January 1, 2025.
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
Filing with the Public Registry of Commerce
Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.
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

F - 3
YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars)

	Notes	2025	2024	2023
ASSETS
Non-current assets
Intangible assets	7	1,068	491	367
Property, plant and equipment	8	19,085	18,736	17,712
Right-of-use assets	9	537	743	631
Investments in associates and joint ventures	10	1,610	1,960	1,676
Deferred income tax assets, net	18	9	330	18
Other receivables	13	648	337	158
Trade receivables	14	5	1	31
Investments in financial assets	15	-	-	8

Total non-current assets		22,962	22,598	20,601

Current assets
Assets held for sale	11	1,019	1,537	-
Inventories	12	1,447	1,546	1,683
Contract assets	25	3	30	10
Other receivables	13	1,159	552	381
Trade receivables	14	1,654	1,620	973
Investments in financial assets	15	262	390	264
Cash and cash equivalents	16	933	1,118	1,123

Total current assets		6,477	6,793	4,434

TOTAL ASSETS		29,439	29,391	25,035

SHAREHOLDERS’ EQUITY
Capital		3,921	3,922	3,919
Treasury shares		12	11	14
Share-based benefit plans		7	3	1
Acquisition cost of treasury shares		(35)	(28)	(30)
Share trading premiums		(44)	(42)	(40)
Issuance premiums		640	640	640
Legal reserve		787	787	787
Reserve for future dividends		-	-	226
Reserve for investments		6,587	4,236	5,325
Reserve for purchase of treasury shares		33	36	35
Other comprehensive income		(338)	(331)	(684)
Unappropriated retained earnings and losses		(756)	2,418	(1,244)

Shareholders’ equity attributable to shareholders of the parent company		10,814	11,652	8,949

Non-controlling interest		230	218	102

TOTAL SHAREHOLDERS’ EQUITY		11,044	11,870	9,051

LIABILITIES
Non-current liabilities
Provisions	17	610	1,084	2,660
Contract liabilities	25	180	114	34
Deferred income tax liabilities, net	18	373	90	1,242
Income tax liability	18	830	2	4
Taxes payable	19	18	-	-
Salaries and social security	20	63	34	-
Lease liabilities	21	273	406	325
Loans	22	8,226	7,035	6,682
Other liabilities	23	373	74	112
Accounts payable	24	6	6	5

Total non-current liabilities		10,952	8,845	11,064

Current liabilities
Liabilities directly associated with assets held for sale	11	1,181	2,136	-
Provisions	17	229	116	181
Contract liabilities	25	117	73	69
Income tax liability	18	73	126	31
Taxes payable	19	217	247	139
Salaries and social security	20	336	412	210
Lease liabilities	21	298	370	341
Loans	22	2,355	1,907	1,508
Other liabilities	23	399	410	122
Accounts payable	24	2,238	2,879	2,319

Total current liabilities		7,443	8,676	4,920

TOTAL LIABILITIES		18,395	17,521	15,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,439	29,391	25,035

Accompanying notes are an integral part of these consolidated financial statements.

F - 4
YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

Net income	Notes	2025	2024	2023

Revenues	25	18,448	19,293	17,311
Costs	26	(13,348)	(13,910)	(13,853)

Gross profit		5,100	5,383	3,458

Selling expenses	27	(2,088)	(2,132)	(1,804)
Administrative expenses	27	(830)	(836)	(705)
Exploration expenses	27	(116)	(239)	(61)
Reversal / (Impairment) of property, plant and equipment and inventories write-down	8-26	4	(87)	(2,288)
Other net operating results	28	(330)	(609)	152

Operating profit / (loss)		1,740	1,480	(1,248)

Income from equity interests in associates and joint ventures	10	122	396	94

Financial income	29	105	134	334
Financial costs	29	(1,087)	(1,169)	(1,149)
Other financial results	29	30	179	311

Net financial results	29	(952)	(856)	(504)

Net profit / (loss) before income tax		910	1,020	(1,658)

Income tax	18	(1,709)	1,373	381

Net (loss) / profit for the year		(799)	2,393	(1,277)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(258)	(103)	(442)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		190	527	221
Gains / (losses) reclassified to profit or loss due to the acquisition and/or disposal of subsidiaries, associates and joint ventures		46	-	-

Other comprehensive income for the year		(22)	424	(221)

Total comprehensive income for the year		(821)	2,817	(1,498)

Net (loss) / profit for the year attributable to:
Shareholders of the parent company		(826)	2,348	(1,312)
Non-controlling interest		27	45	35
Other comprehensive income for the year attributable to:
Shareholders of the parent company		(7)	353	(190)
Non-controlling interest		(15)	71	(31)
Total comprehensive income for the year attributable to:
Shareholders of the parent company		(833)	2,701	(1,502)
Non-controlling interest		12	116	4
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	(2.11)	5.99	(3.35)

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).
Accompanying notes are an integral part of these consolidated financial statements.

F - 5
YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars)

	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income (1)	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance as of December 31, 2022	3,915	18	2	(30)	(38)	640	787	-	-	-	(494)	5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	-	-	-	-	-	-	3	-	3
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	(4)	(4)	-	(2)	-	-	-	-	-	-	-	(6)	-	(6)
Appropriation to reserves (5)	-	-	-	-	-	-	-	226	5,325	35	-	(5,586)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(190)	-	(190)	(31)	(221)
Net (loss) / profit	-	-	-	-	-	-	-	-	-	-	-	(1,312)	(1,312)	35	(1,277)

Balance as of December 31, 2023	3,919	14	1	(30)	(40)	640	787	226	5,325	35	(684)	(1,244)	8,949	102	9,051

Accrual of share-based benefit plans (3)	-	-	7	-	-	-	-	-	-	-	-	-	7	-	7
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement of share-based benefit plans	3	(3)	(5)	2	(2)	-	-	-	-	-	-	-	(5)	-	(5)
Release of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-	(226)	(5,325)	(35)	-	5,586	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	4,236	36	-	(4,272)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	353	-	353	71	424
Net profit	-	-	-	-	-	-	-	-	-	-	-	2,348	2,348	45	2,393

Balance as of December 31, 2024	3,922	11	3	(28)	(42)	640	787	-	4,236	36	(331)	2,418	11,652	218	11,870

F - 6
YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars)

	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income (1)	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance as of December 31, 2024	3,922	11	3	(28)	(42)	640	787	-	4,236	36	(331)	2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	15	-	-	-	-	-	-	-	-	-	15	-	15
Repurchase of treasury shares	(3)	3	-	(10)	-	-	-	-	-	-	-	-	(10)	-	(10)
Settlement of share-based benefit plans	2	(2)	(11)	3	(2)	-	-	-	-	-	-	-	(10)	-	(10)
Release of reserves (5)	-	-	-	-	-	-	-	-	(4,236)	(36)	-	4,272	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	6,587	33	-	(6,620)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(7)	-	(7)	(15)	(22)
Net (loss) / profit	-	-	-	-	-	-	-	-	-	-	-	(826)	(826)	27	(799)

Balance as of December 31, 2025	3,921	12	7	(35)	(44)	640	787	-	6,587	33	(338)	(756)	10,814	230	11,044

(1)
Includes (2,351)
, (1,976) and (1,873) as of December 31, 2025, 2024 and 2023, respectively, related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and
 2,013
, 1,645 and 1,189 as of December 31, 2025, 2024 and 2023, respectively, related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.

(3)	See Note 37.

(4)	Includes 35, 70 and 70 restricted to the distribution of retained earnings as of December 31, 2025, 2024 and 2023, respectively. See Note 31.
(5)	As decided in the Shareholders’ Meeting on April 30, 2025, April 26, 2024 and April 28, 2023 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.
Accompanying notes are an integral part of these consolidated financial statements.

F - 7
YPF SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars)

	2025	2024	2023
Cash flows from operating activities
Net (loss) / profit	(799)	2,393	(1,277)
Adjustments to reconcile net (loss) / profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(122)	(396)	(94)
Depreciation of property, plant and equipment	2,857	2,446	3,016
Amortization of intangible assets	61	43	37
Depreciation of right-of-use assets	286	270	220
Retirement of property, plant and equipment and intangible assets and consumption of materials	680	620	383
Charge on income tax	1,709	(1,373)	(381)
Net increase in provisions	817	748	426
(Reversal) / Impairment of property, plant and equipment and inventories write-down	(4)	87	2,288
Effect of changes in exchange rates, interest and others	963	613	709
Share-based benefit plans	15	7	3
Result from sale of assets	(219)	(6)	-
Result from changes in fair value of assets held for sale	418	260	-
Result from revaluation of companies	(45)	-	-
Result from sale of companies	(335)	-	-
Other insurance income	-	(5)	-
Changes in assets and liabilities:
Trade receivables	(359)	(808)	(178)
Other receivables	(430)	(540)	(178)
Inventories	94	127	44
Accounts payable	(280)	702	736
Taxes payable	15	141	74
Salaries and social security	(3)	279	231
Other liabilities	(392)	219	66
Decrease in provisions due to payment/use	(166)	(171)	(491)
Contract assets	18	(23)	(12)
Contract liabilities	84	88	25
Dividends received	224	174	276
Proceeds from collection of profit loss insurance	5	-	-
Income tax payments	(133)	(26)	(10)

Net cash flows from operating activities (1) (2)	4,959	5,869	5,913

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,077)	(5,392)	(5,673)
Additions of assets held for sale	(46)	(269)	-
Contributions and acquisitions of interests in associates and joint ventures	(85)	-	(5)
Acquisitions from business combinations net of cash and cash equivalents	(767)	-	-
Proceeds from sales of financial assets	221	229	583
Payments from purchase of financial assets	(74)	(255)	(337)
Interests received from financial assets	4	34	85
Proceeds from concessions, assignment agreements and sale of assets	297	142	15

Net cash flows used in investing activities	(5,527)	(5,511)	(5,332)

Financing activities: (3)
Payments of loans	(2,871)	(2,102)	(1,396)
Payments of interests	(670)	(707)	(623)
Proceeds from loans	4,481	2,967	2,667
Account overdrafts, net	4	(48)	(3)
Repurchase of treasury shares	(10)	-	-
Payments of leases	(406)	(400)	(359)
Payments of interests in relation to income tax	(11)	(3)	(8)

Net cash flows from / (used in) financing activities	517	(293)	278

Effect of changes in exchange rates on cash and cash equivalents	(134)	(70)	(509)

(Decrease) / Increase in cash and cash equivalents	(185)	(5)	350

Cash and cash equivalents at the beginning of the fiscal year	1,118	1,123	773
Cash and cash equivalents at the end of the fiscal year	933	1,118	1,123

(Decrease) / Increase in cash and cash equivalents	(185)	(5)	350

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)
Includes 88, 135 and 193 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2025	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	554	486	434
Unpaid additions of assets held for sale	1	18	-
(Reversal) / Costs of hydrocarbon wells abandonment	(219)	169	507
Additions of right-of-use assets	216	444	404
Capitalization of depreciation of right-of-use assets	57	61	68
Capitalization of financial accretion for lease liabilities	8	10	13
Capitalization in associates and joint ventures	12	-	-
Contract liabilities arising from company acquisitions	14	-	-
Receivables from the sale of non-cash-settled assets	458	-	-
Unpaid receivables from the sale of companies	396	-	-

Accompanying notes are an integral part of these consolidated financial statements.

F - 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.
Structure and organization of the Group’s business
As of December 31, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others
Activities covered by each business segment are detailed in Note 5. The following table presents the main companies of the Group as of December 31, 2025, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A. (7)	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
OLCLP (4)	Argentina	Hydrocarbon transportation	100%	Subsidiary
Refinor (4)	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3) (5)	Argentina	Hydrocarbon transportation	24.49%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (6)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.

(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section.

(3)
In December 2024, YPF together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., Gas y Petróleo del Neuquén S.A. and Tecpetrol S.A. During 2025, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)	See Note 3.

(5)	See Note 34.d).

(6)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.

(7)
In 2025, drilling of the committed exploratory well in the Charagua block in Bolivia concluded, resulting in a dry well. As of the date of issuance of these consolidated financial statements, all contractual commitments associated with said concession have been fulfilled.

F - 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.a) Applicable accounting framework
The consolidated financial statements of the Company for the fiscal year ended December 31, 2025 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31 of each year.
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
The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on February 26, 2026.

F - 10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Accounting criteria
These consolidated financial statements have been prepared under the historical cost approach, except for financial assets measured at fair value through profit or loss (see Note 2.b.7)).
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

F - 1 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in
Y-TEC
(51%), Metrogas (70%) and OPESSA (99.99%) (see Note 1). The Company concluded that there are no significant non-controlling
interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”.
Joint operations
Interests in JO and other agreements defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JO and other agreements are described in Note 30.
Business combinations
The Group analyzes whether the assets acquired and liabilities assumed in a purchase transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling
interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.
In a business combination achieved in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date, and the resulting gain or loss, if any, is recognized in profit or loss for the period. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity recognized by the previous interest in the acquiree are reclassified to profit or loss for the period.
When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.
2.b.2) Intangible assets
Intangible assets are initially recognized at cost. After initial recognition, the asset is carried at its cost less amortization and any impairment loss, in accordance with the cost model under IAS 38 “Intangible assets”.
The estimated useful life and the amortization method of each class of intangible asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).
The Group has no intangible assets with indefinite useful lives as of December 31, 2025, 2024 and 2023.
The main intangible assets of the Group are as follows:
Service concessions
The Group classifies hydrocarbon transportation concessions granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service concession arrangements” as intangible assets (see Note 35.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.

F - 1 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Hydrocarbon transportation concessions that do not meet the conditions established in IFRIC 12, mainly those concessions granted after Decree No. 115/2019, are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 35.a.1)).
Exploration rights and hydrocarbon resources
Exploration rights and hydrocarbon resources include all the activities required for the search for hydrocarbons, costs associated with the acquisition of exploration permits (see Note 35.a.1)) and acquired unproven hydrocarbon resources.
The Group classifies exploration rights and hydrocarbon resources as intangible assets in compliance with IFRS 6 “Exploration for and evaluation of mineral resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.
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
Other intangible assets
The Group classifies as intangible assets mainly all acquisition costs of software licenses and development costs of software applications. These assets are amortized using the straight-line method based on the estimated useful life of each type of asset, which is 5 years on average.
2.b.3) Property, plant and equipment
Property, plant and equipment are initially recognized at cost. The initial cost of the asset comprises its cost of acquisition, construction and any other cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and, if appropriate, the estimate of hydrocarbon wells abandonment costs. After initial recognition, the asset is carried at its cost less any accumulated depreciation and any impairment losses, in accordance with the cost model under IAS 16 “Property, plant and equipment”.
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

F - 1 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Oil and natural gas production activities
The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as “Exploration rights and hydrocarbon resources” of the “Intangible assets” line item in the statement of financial position.
Exploration costs, excluding costs associated with exploratory wells, are charged to net income in the statement of comprehensive income. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position until the existence of proved reserves justifying their commercial development is determined. If such reserves are not found, those drilling costs are charged to net income in the statement of comprehensive income. Occasionally, upon drilling completion, it may be determined that an exploratory well has reserves that cannot yet be classified as proved reserves. In such cases, the drilling cost of the exploratory well remains capitalized if the well has found a volume of reserves that justifies its development as a productive well, and if sufficient progress has been made in assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions is not met, the exploratory well cost is charged to net income in the statement of comprehensive income. In addition to the above, the exploratory activity involves, in many cases, the drilling of multiple wells in the course of several years in order to evaluate projects completely. Therefore, some exploratory wells may be subject to evaluation for prolonged periods, until a conclusion is reached concerning the wells and any additional exploratory activities required to evaluate and quantify the reserves related to each project. As of December 31, 2025, the Group has no significant exploratory well costs under evaluation for a period longer than 1 year.
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

Depreciations are adjusted based on changes in the estimates of proved oil and gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and gas reserves at least once a year, see Note 2.c) “Oil and gas reserves” section.

F - 1 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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

All other assets not directly affected to oil and natural gas production are depreciated using the straight-line method calculated based on the estimated useful life of each class of asset, as described below:

Years of estimated useful life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-35
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10
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

F - 1 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
In compliance with IFRS 6, the recoverability of exploration rights and hydrocarbon resources recognized in the “Intangible assets” line item in the statement of financial position not assigned to a CGU is assessed separately when facts and circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. See Note 2.b.2).
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
The assessment of particular circumstances and the variables used in cash flow projections for calculating value in use requires the use of estimates, see Note 2.c).

F - 1 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.6) Investments in associates and joint ventures
Associates and joint ventures are accounted for using the equity method. According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income. Additionally, its carrying amount increases or decreases to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.
Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement, see Note 2.b.1) “Joint operations” section.
Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.
Investments in associates and joint ventures have been valued based on the most recent financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter, see Note 2.b.1) “Consolidation policies” section.
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

F - 1 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Financial liabilities are derecognized when they have extinguished, i.e. when the obligation has been paid or canceled, or has expired. In addition, the Group will account for an exchange of financial instruments with substantially different terms as an extinguishment of the original financial liability, recognizing a new financial liability. Similarly, the Group will account for a substantial modification in the current terms of a financial liability as an extinguishment of the financial liability and the recognition of a new financial liability.
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

F - 1 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.10) Shareholder’s equity
The “Capital” and “Treasury shares” accounts in the statement of changes in shareholders’ equity are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account in the statement of changes in shareholders’ equity.
When the Company buys its own shares to comply with equity-settled share-based benefit plans, the cost incurred is presented in the “Acquisition cost of treasury shares” account in the statement of changes in shareholders’ equity. The amount accrued from share-based benefit plans is presented in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. The difference between such cost incurred and the amount accrued from share-based benefit plans is presented in the “Share trading premium” account in the statement of changes in shareholders’ equity. See Note 2.b.11).
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

2.b.12) Revenues
Revenues from contracts with customers
Under IFRS 15 “Revenues from contracts with customers”, the Group identifies the main contracts with customers and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.

F - 1 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down as described in Note 25.
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
In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 35.f) and 36.
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
As provided for in IFRS 5
“Non-current
assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company’s Management must be committed to a plan to sell the asset (or disposal group) and an active program to find a buyer and complete such plan must have been actively initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its fair value less costs to sell. In addition, the sale transaction should also be expected to meet the conditions to be recognized as a completed sale within 1 year from the date of classification, with the exceptions permitted by IFRS 5, and the activities required to complete the sale plan should indicate that significant changes to the sale plan are unlikely to be made or that it will be canceled.
An extension of the period required to complete a sale does not prevent an asset (or disposal group) from being classified as held for sale, if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

F - 20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
The Group does not depreciate or amortize
non-current
assets (or disposal group) while classified as held for sale. However, interest and other expenses attributable to liabilities associated with non-current
assets (or disposal group) classified as held for sale continue to be recognized in the statement of comprehensive income.
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
2.b.14) New standards issued
As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2025 and which have been adopted by the Group, if applicable
Amendments to IAS 21 - Lack of exchangeability
In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for fiscal years beginning on or after January 1, 2025.
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
The adoption of the aforementioned amendments has not had effect on the Group’s consolidated financial statements.

F - 2 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these consolidated financial statements and have not been adopted by the Group
On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the early adoption of the IFRS and/or their amendments will not be allowed for issuers filing financial statements with the CNV, unless specifically allowed by such agency. In this sense, the Group did not apply these IFRS and/or its modifications in advance.
IFRS
18 “Presentation and disclosure in financial statements”
In April 2024, the IASB issued IFRS 18, which replaces IAS 1, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable for fiscal years beginning on or after January 1, 2027.
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
Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for fiscal years beginning on or after January 1, 2026:

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

F - 2 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Annual Improvements to IFRS - Volume 11
In July 2024, the IASB issued Volume 11 of the cycle of annual improvements which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.
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
Amendments to IFRS 9 and IFRS 7 - Contracts referencing nature-dependent electricity
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to nature-dependent electricity contracts, which are applicable for fiscal years beginning on or after January 1, 2026:

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
Amendments to IAS 21 - Translation to a hyperinflationary presentation currency
In November 2025, the IASB issued amendments to IAS 21 related to the methodology to be applied by entities in the translation of financial statements when the functional currency is different from the presentation currency, which are applicable for fiscal years beginning on or after January 1, 2027. These amendments aim to establish clearer and more uniform treatments.

F - 2 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Among other issues, the amendments introduce accounting treatment for a situation that was not previously provided for. Thus, when an entity has a non-hyperinflationary
functional currency but must translate its financial statements into a hyperinflationary presentation currency, it must do so at the closing exchange rate at the end of the most recent fiscal year, i.e., both the current year’s information and the comparative information are translated at the closing exchange rate at the end of the current fiscal year. In cases where the presentation currency ceases to be hyperinflationary, the entity applies prospectively the methodology already provided for in IAS 21.
Additionally, an exception is included when an entity whose functional and presentation currency corresponds to a hyperinflationary economy has foreign operations whose functional currency is not hyperinflationary. In these cases, the comparative amounts for these operations are not translated at the current year’s exchange rate, but are restated using the general price index applied to the comparative figures for the previous period, in accordance with IAS 29.
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
The Group makes estimates and assumptions related to proved oil and gas reserves in accordance with the rules and regulations set out in Rule
4-10
(a) of Regulation
S-X
of the SEC for the oil and gas industry, which are used for the calculation of depreciations. These proved oil and gas reserves have been estimated by qualified internal professionals and audited by DeGolyer and MacNaughton Corp. (“DeGolyer and MacNaughton”). See Note 2.b.3) “Depreciation methods and useful lives” section.
In addition, as of December 31, 2025, the Group makes reserves and resources estimates within the framework of the Petroleum Resources Management System (“PRMS”). These estimates are consistent with the Company’s management plans with focus on activities and investments in unconventional fields, which considers that one of the drivers on which the YPF’s strategy is based. DeGolyer and MacNaughton, an independent international oil and gas consulting firm, has evaluated YPF’s estimated economically recoverable oil and gas reserves and resources under PRMS, and the results of this assessment do not differ significantly from YPF’s estimates. Such estimates incorporate several factors and assumptions including, but no limited to, expected reservoir performance based on geological, geophysical, and engineering assessments; future production volumes based on historical performance and expected future operating and investment activities; oil and gas future prices and quality differentials; and future development and operating costs.

F - 24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
This estimated volume of oil and gas reserves and resources, which is directly associated with projects, investments and business plans, is used to assess the recoverability of Upstream assets and reflects the reserves and resources that the Group currently intends to develop based on the YPF management’s best estimates of future production volumes .See Note 2.c) “Provision for Impairment of property, plant and equipment, intangible assets and right-of-use
assets” section.
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

F - 25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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

F - 2 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
2.d) Comparative Information
Amounts and other financial information corresponding to the fiscal years ended December 31, 2024 and 2023 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2024. Likewise, changes have been made to the comparative figures in Notes 5 and 25 as mentioned in Note 5.
Additionally, the Group has changed the presentation of exchange differences generated by deferred tax classifying these items as deferred tax expense (income) in accordance with IAS 12 “Income taxes”. Previously, these exchange differences were presented in the “Other exchange differences, net” line item under “Other financial results” in the statement of comprehensive income and, from this fiscal year, they are presented in the “Income tax” line item in the statement of comprehensive income. The purpose of this change is to provide more useful information and improve the comparability of the Group’s financial statements with its peers. The comparative information has been restated by reclassifying a gain of 161 and 1,401 from “Other financial results” line item to “Income tax” line item in the statement of comprehensive income for the fiscal year ended December 31, 2024 and 2023 respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, cash flows, operating profit or loss and net profit or loss.

F - 2 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3. ACQUISITIONS AND DISPOSALS
The most relevant acquisitions and disposals of companies that took effect during the years ended December 31, 2025, 2024 and 2023 are described below:
Acquisition of Mobil Argentina S.A.
On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).
MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.
On January 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327 in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U., being YPF its sole shareholder.
The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Intangible assets	117
Property, plant and equipment	161
Other receivables	7
Trade receivables	10
Cash and cash equivalents	60
Provisions	(6)
Deferred income tax liabilities, net	(15)
Accounts payable	(7)

Total identifiable net assets / Consideration	327

Acquisition of equity participation of OLCLP
On January 31, 2025, the Company entered into a share purchase and sale agreement with Tecpetrol S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 15% of the shares and capital stock of OLCLP joint venture. On June 4, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Tecpetrol S.A. to YPF of 15% of the shares and capital stock of OLCLP was completed.
As of the acquisition date, YPF, which owned 85% of the capital stock of OLCLP prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of OLCLP.
The amount of the transaction was 15, which was canceled by offsetting payment obligations assumed by Tecpetrol S.A. under a firm transportation services agreement for the “Vaca Muerta Sur” Pipeline of 13.6, and the remaining balance of 1.4 in cash.

F - 2 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS (cont.)

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of OLCLP:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	93
Trade receivables	4
Investments in financial assets	2
Cash and cash equivalents	14
Deferred income tax liabilities, net	(1)
Income tax liability	(2)
Accounts payable	(3)

Total identifiable net assets	107

As a result of the transaction, YPF recognized a gain of 45 in “Other operating results, net” line item in the statement of comprehensive income corresponding to the revaluation to fair value at the acquisition date of the previous equity participation held by YPF in the equity of OLCLP.
Acquisition of VMI
On August 6, 2025, the Company entered into a share purchase and sale agreement with Total Austral S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 100% of the shares and capital stock of VMI.
On September 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Total Austral S.A. to YPF of 100% of the shares and capital stock of VMI, which holds a 45% working interest in the “La Escalonada” and “Rincón La Ceniza” unconventional exploitation concessions in the Province of Neuquén, was completed. The amount of the transaction was 523 in cash.
The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date of 100% of VMI:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Intangible assets	463
Property, plant and equipment	81
Other receivables	23
Cash and cash equivalents	3
Provisions	(6)
Other liabilities	(24)
Accounts payable	(17)

Total identifiable net assets / Consideration	523

On January 22, 2026, the Company entered into an asset swap agreement with Pluspetrol S.A., whereby YPF agreed to transfer 44.44% of the shares of VMI to Pluspetrol S.A. (see Note 38).

F - 2 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of equity participation of Refinor
On October 28, 2025, the Company entered into a share purchase and sale agreement with Hidrocarburos del Norte S.A. whereby YPF acquired 50% of the shares and capital stock of Refinor joint venture. As of that date YPF, which owned 50% of the capital stock of Refinor prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of Refinor.
The amount of the transaction was 25.2, which was canceled in cash for 17 and through compensation with credits that the Company held with the acquired entity for 8.2.
The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of Refinor:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	100
Inventories	8
Other receivables	1
Trade receivables	6
Provisions	(2)
Deferred income tax liabilities, net	(3)
Loans	(23)
Accounts payable	(37)

Total identifiable net assets	50

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date, the result of the purchase had no significant effect. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity and reclassified to the profit or loss due to the acquisition of the subsidiary amounted to a loss of 46.
Sale of equity participation in Profertil
On December 12, 2025, the Company entered into a share purchase and sale agreement with Agro Inversora Argentina S.A., a company belonging to the Adecoagro group, whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer 50% of the shares and capital stock of Profertil, a joint venture of YPF.
On December 18, 2025, after the fulfillment of the closing conditions of the share purchase agreement of Profertil, the sale and transfer by YPF to Agro Inversora Argentina S.A. of 50% of the shares and capital stock of Profertil was completed. The sale price of the transaction amounted to 596, subject to a price adjustment defined in the share purchase and sale agreement.
Based on the closing of the aforementioned share purchase and sale agreement, as of the closing date of the transaction, YPF recognized a gain from the sale of Profertil of 335 under “Other operating results, net” line item in the statement of comprehensive income. As of December 31, 2025, YPF has a receivable balance of 396 corresponding to the sale price pending payment.

F - 30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Sensitivity analyses provide only a limited,
point-in-time
view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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
non-monetary
items and financial instruments denominated in the functional currency of YPF and its subsidiaries, as of December 31, 2025:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax	+10%	90
	-10%	(90)
During the fiscal year ended December 31, 2025, the exchange rate of the pesos against the U.S. dollars showed a 41% variation.
Likewise, based on the requirements for access to the Foreign Exchange Market established by BCRA, the Group maintains an active strategy in the management of liquidity, using several financial instruments and derivatives, if considered appropriate (see Note 35.j)).
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

F - 3 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2025 that accrue interest considering the applicable interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	289	10,045
Variable interest rate	16	559

Total (3)	305	10,604

(1)	Includes balances for short-term investments and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.
(2)	Includes balances for loans and other liabilities which accrue interest. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.
Balances for financial liabilities at variable interest rate represent 5% of the total as of December 31, 2025, and mainly include exports pre-financing,
imports financing and financial loans with local and international entities. The principal at variable interest rate are mainly subject to the fluctuations in SOFR plus a spread between 0.9% and 6.8%.
In relation to variable interest rate financial assets, they include trade receivables, which have a low exposure to interest rate risk.
The
table
below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2025:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(5)
	-100 b.p.	5
Price risk
The Group is exposed to its own price risk for investments in financial instruments classified as at fair value through profit or loss (see Note 6). The Group continuously monitors the evolution of the prices in these investments for significant fluctuations. As of December 31, 2025, the Group does not have material derivative financial instruments to hedge the risks associated with commodity price fluctuations as well as the price risk inherent to investments in financial assets, although it could use such instruments in the future if considered appropriate.
As of December 31, 2025, the aggregate value of financial assets at fair value through profit or loss amounts to 668.
The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2025:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+10%	67
	-10%	(67)

F - 3 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others. The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations, however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face price changes), and which may therefore lead the Group to not be able to maintain such relationship, if volatility and uncertainty in international crude oil and their by-products
prices and exchange rate fluctuations continue into the future. In 2025, crude oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management
Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows to finance the projected expenditures for each year. As of December 31, 2025, the availability of liquidity reached 933, considering cash of 198 and other liquid financial assets of 735 included in the “Cash and cash equivalents” line item in the statement of financial position (see Note 16). Additionally, the Group has other investments freely available for 262 included in the “Investments in financial assets” line item in the statement of financial position (see Note 15).
As of December 31, 2025, working capital amounts to (966) generated mainly by the financing of investment plans, which is monitored continuously by the Group. Uncommitted bank credit lines together with local and international capital markets constitute an important source of funding to meet committed obligations. Currently, YPF has the capacity to issue debt under the Frequent Issuer Regime.
Based on the requirements for access to the Foreign Exchange Market established by BCRA to maturities of principal amounts of offshore
debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2025, all the provisions issued were fulfilled by the Group. See Note 35.j).
The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2025:

	2025
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	298	159	53	19	14	28	571
Loans	2,355	2,006	1,445	1,135	786	2,854	10,581
Other liabilities (1)	398	239	98	16	15	5	771
Accounts payable (1)	2,228	1	-	-	-	3	2,232

	5,279	2,405	1,596	1,170	815	2,890	14,155

(1)	Includes undiscounted contractual cash flows given that they do not differ significantly from their nominal values.
Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements (see Notes 17 and 33), among others.
Under the terms of the financial loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.
The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2025, the Group is in compliance with its covenants.

F - 3 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Provisions for doubtful receivables are measured by the criteria mentioned in Note 2.b.7).
The maximum exposure to credit risk of the Group of December 31, 2025 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	933
Investments in financial assets	262
Other financial assets	2,964
Considering the maximum exposure to the credit risk and based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for 560 and represents 13% of total, while the Group’s remaining debtors are diversified.
The following is the breakdown of the financial assets past due as of December 31, 2025:

	Current trade receivable	Other current receivables
Less than three months past due	231	19
Between three and six months past due	22	-
More than six months past due	5	2

	258	21

As of December 31, 2025, the provision for doubtful trade receivables amounts to 81 and the provision for other doubtful receivables amounts to 39. These provisions represent the Group’s best estimate of the credit losses incurred in relation with accounts receivables.
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
The Group has effective guarantees granted by third parties for 984, 1,013 and 945 as of December 31, 2025, 2024 and 2023, respectively.
During the fiscal years ended December 31, 2025, 2024 and 2023, the Group did not execute material guarantees.

F - 3 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency, respectively, the full management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. Accordingly, the comparative information for the fiscal year ended December 31, 2024 and 2023 has been restated.
The business segments structure is organized as follows:

•	Upstream
It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.
Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.
It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream
It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.
On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to this business segment.
Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products,
through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.
It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

F - 3 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

•	LNG and Integrated Gas
It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.
On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.
Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.
It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies
On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the full management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to this business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary
Y-TEC,
previously included in Central Administration and Others, were assigned to this business segment.
It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary
Y-TEC.
Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.
Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.
It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

•	Central Administration and Others
It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.
In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary
Y-TEC,
previously included in Central Administration and Others, were assigned to the New Energies business segment.
Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.
Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

F - 3 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2025
Revenues	89		15,157	1,643	835	724	-	18,448
Revenues from intersegment sales	7,486		181	322	8	1,122	(9,119)	-

Revenues	7,575		15,338	1,965	843	1,846	(9,119)	18,448

Operating profit or loss	410	(3)	1,167	(8)	432	(336)	75	1,740
Income from equity interests in associates and joint ventures	-		38	42	42	-	-	122

Net financial results								(952)
Net profit before income tax								910
Income tax								(1,709)
Net loss for the period								(799)

Acquisitions of property, plant and equipment	3,697		1,024	42	38	108	-	4,909
Acquisitions of right-of-use assets	83		125	-	-	8	-	216
Increases from business combinations (4)	822		193	-	-	-	-	1,015
Assets	13,167		11,093	735	2,502	2,094	(152)	29,439

Other income statement items
Depreciation of property, plant and equipment (2)	2,199		539	2	34	83	-	2,857
Amortization of intangible assets	-		38	-	12	11	-	61
Depreciation of right-of-use assets	150		131	-	-	5	-	286
Net reversal of impairment losses of property, plant and equipment and inventories write-down	-		-	-	(4)	-	-	(4)

For the year ended December 31, 2024
Revenues	50		15,901	1,633	895	814	-	19,293
Revenues from intersegment sales	8,225		122	294	9	1,038	(9,688)	-

Revenues	8,275		16,023	1,927	904	1,852	(9,688)	19,293

Operating profit or loss	515	(3)	1,356	(49)	106	(332)	(116)	1,480
Income from equity interests in associates and joint ventures	-		46	68	282	-	-	396

Net financial results								(856)
Net loss before income tax								1,020
Income tax								1,373
Net loss								2,393

Acquisitions of property, plant and equipment	4,177		1,233	26	37	127	-	5,600
Acquisitions of right-of-use assets	211		205	-	-	28	-	444
Increases from business combinations	-		-	-	-	-	-	-
Assets	12,795		10,758	720	2,524	2,822	(228)	29,391

Other income statement items
Depreciation of property, plant and equipment (2)	1,809		516	2	32	87	-	2,446
Amortization of intangible assets	-		29	-	13	1	-	43
Depreciation of right-of-use assets	154		115	-	-	1	-	270
Impairment of property, plant and equipment and inventories write-down (5)	79		3	-	5	-	-	87

F - 3 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2023
Revenues	32		14,977	1,523	407	372	-	17,311
Revenues from intersegment sales	7,211		136	291	21	765	(8,424)	-

Revenues	7,243		15,113	1,814	428	1,137	(8,424)	17,311

Operating profit or loss	(1,915)	(3)	939	(1)	(64)	(262)	55	(1,248)
Income from equity interests in associates and joint ventures	-		9	7	78	-	-	94

Net financial results								(504)
Net profit before income tax								(1,658)
Income tax								381
Net profit								(1,277)

Acquisitions of property, plant and equipment	4,717		1,285	14	24	151	-	6,191
Acquisitions of right-of-use assets	363		41	-	-	-	-	404
Increases from business combinations	-		-	-	-	-	-	-
Assets	10,869		9,734	651	1,877	2,022	(118)	25,035

Other income statement items
Depreciation of property, plant and equipment (2)	2,437		486	10	15	68	-	3,016
Amortization of intangible assets	-		30	-	7	-	-	37
Depreciation of right-of-use assets	131		89	-	-	-	-	220
Impairment of property, plant and equipment (5)	2,288		-	-	-	-	-	2,288

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (32), (133) and (21) of unproductive exploratory drillings as of December 31, 2025, 2024 and 2023, respectively
(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8.
(5)	See Notes 8 and 26.
The distribution of revenue and
non-current
assets by geographic area is broken down in Notes 7, 8, 9 and 25.

F - 3 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
assets” and
“Non-financial
Liabilities”.
Financial assets

	2025

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	1,224	-	1,224	622	1,846
Trade receivables (2)	1,740	-	1,740	-	1,740
Investments in financial assets	-	262	262	-	262
Cash and cash equivalents	527	406	933	-	933

	3,491	668	4,159	622	4,781

	2024

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	293	-	293	622	915
Trade receivables (2)	1,487	-	1,487	195	1,682
Investments in financial assets	-	390	390	-	390
Cash and cash equivalents	679	439	1,118	-	1,118

	2,459	829	3,288	817	4,105

	2023

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	232	-	232	308	540
Trade receivables (2)	1,063	-	1,063	-	1,063
Investments in financial assets	158	114	272	-	272
Cash and cash equivalents	1,027	96	1,123	-	1,123

	2,480	210	2,690	308	2,998

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

F - 3 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial liabilities

	2025

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	571	-	571	-	571
Loans	10,581	-	10,581	-	10,581
Other liabilities	771	-	771	1	772
Accounts payable	2,232	-	2,232	12	2,244

	14,155	-	14,155	13	14,168

	2024

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	776	-	776	-	776
Loans	8,942	-	8,942	-	8,942
Other liabilities	216	-	216	268	484
Accounts payable	2,873	-	2,873	12	2,885

	12,807	-	12,807	280	13,087

	2023

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	666	-	666	-	666
Loans	8,190	-	8,190	-	8,190
Other liabilities	232	-	232	2	234
Accounts payable	2,317	-	2,317	7	2,324

	11,405	-	11,405	9	11,414

Gains and losses on financial and
non-financial
instruments are allocated to the following categories:

	2025
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	105	-	105
Financial costs	(1,087)	-	(1,087)
Net exchange differences	20	(60)	(40)
Result on financial assets at fair value with changes in profit or loss	-	132	132
Result from derivative financial instruments	-	1	1
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from net monetary position	(63)	-	(63)

	(1,025)	73	(952)

F - 40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2024
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	134	-	134
Financial costs	(1,169)	-	(1,169)
Net exchange differences (1)	(60)	(31)	(91)
Result on financial assets at fair value with changes in profit or loss	-	232	232
Result from derivative financial instruments	-	(1)	(1)
Export Increase Program (2)	-	3	3
Result from transactions with financial assets	-	(3)	(3)
Result from net monetary position	39	-	39

	(1,056)	200	(856)

	2023
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	334	-	334
Financial costs	(1,149)	-	(1,149)
Net exchange differences (1)	160	(236)	(76)
Result on financial assets at fair value with changes in profit or loss	-	289	289
Result from derivative financial instruments	-	7	7
Export Increase Program (2)	-	22	22
Result from transactions with financial assets	-	32	32
Result from net monetary position	37	-	37

	(618)	114	(504)

(1)	See Note 2.d).
(2)	See Note 35.j).
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

F - 4 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below present the Group’s financial assets measured at fair value through profit or loss as of December 31, 2025, 2024 and 2023, and their allocation to their fair value hierarchy levels:

	2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	250	-	-	250
- Private securities - NO	12	-	-	12

	262	-	-	262

Cash and cash equivalents:
- Mutual funds	382	-	-	382
- Public securities	24	-	-	24

	406	-	-	406

	668	-	-	668

	2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	381	-	-	381
- Private securities - NO	9	-	-	9

	390	-	-	390

Cash and cash equivalents:
- Mutual funds	439	-	-	439
- Public securities	-	-	-	-

	439	-	-	439

	829	-	-	829

	2023
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	114	-	-	114
- Private securities - NO	-	-	-	-

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96
- Public securities	-	-	-	-

	96	-	-	96

	210	-	-	210

The Group has no financial liabilities measured at fair value through profit or loss.
Fair value estimates
The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2025, 2024 and 2023, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.
Fair value of financial assets and financial liabilities measured at amortized cost
The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 10,696, 8,811 and 7,547 as of December 31, 2025, 2024 and 2023, respectively.
The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

7.	INTANGIBLE ASSETS

	2025	2024	2023
Net carrying amount of intangible assets	1,108	531	407
Provision for impairment of intangible assets	(40)	(40)	(40)

	1,068	491	367

F - 4 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

7.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Increases from business combinations	-	-	-	-
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	86	-	4	90
Increases from business combinations	-	-	-	-
Translation effect	-	-	(12)	(12)
Adjustment for inflation (1)	-	-	51	51
Decreases, reclassifications and other movements	-	-	62	62

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(7)	(7)
Adjustment for inflation (1)	-	-	31	31
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

Cost
Increases	74	-	8	82
Increases from business combinations	-	580	-	580
Translation effect	-	-	(31)	(31)
Adjustment for inflation (1)	-	-	24	24
Decreases, reclassifications and other movements	-	(54)	29	(25)

Accumulated amortization
Increases	27	-	34	61
Translation effect	-	-	(20)	(20)
Adjustment for inflation (1)	-	-	15	15
Decreases, reclassifications and other movements	-	-	(3)	(3)

Cost	1,124	636	566	2,326
Accumulated amortization	757	-	461	1,218

Balance as of December 31, 2025	367	636	105	1,108

(1)
Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

8.	PROPERTY, PLANT AND EQUIPMENT

	2025	2024	2023
Net carrying amount of property, plant and equipment	19,926	19,456	20,532
Provision for obsolescence of materials and equipment	(484)	(223)	(171)
Provision for impairment of property, plant and equipment	(357)	(497)	(2,649)

	19,085	18,736	17,712

F - 4 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087		8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793		3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	(4)	99	6	1,282	4,161	119	4	-	-	8	6,191	(6)
Increases from business combinations	-	-		-	-	-	-	-	-	-	-	-	-
Translation effect	(178)	-		-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (5)	106	-		-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503		135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)	(3)

Accumulated depreciation
Increases	28	2,692	(4)	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-		-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (5)	57	-		-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)		-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101		8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	1	169	(4)	95	28	1,263	3,928	99	2	-	-	15	5,600	(6)
Increases from business combinations	-	-		-	-	-	-	-	-	-	-	-	-
Translation effect	(43)	-		-	(12)	(4)	(6)	-	(7)	-	(176)	(42)	(290)
Adjustment for inflation (5)	151	-		-	48	16	24	-	31	-	746	182	1,198
Decreases, reclassifications and other movements	(94)	(24,759)		325	(13)	(1,151)	(3,543)	(171)	1	183	(5)	(45)	(29,272)	(3) (7)

Accumulated depreciation
Increases	29	2,160		372	41	-	-	-	39	72	25	33	2,771
Translation effect	(19)	-		-	(8)	-	-	-	(5)	-	(89)	(30)	(151)
Adjustment for inflation (5)	80	-		-	32	-	-	-	22	-	376	129	639
Decreases, reclassifications and other movements	(63)	(24,725)		-	(57)	-	-	-	(42)	(12)	(12)	(36)	(24,947)	(7)

Cost	1,355	28,511		9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329		6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	(1)	3,101	350	1,563	6,068	59	96	524	664	209	19,456

F - 4 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,355	28,511		9,331	728	1,563	6,068	59		896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329		6,230	378	-	-	-		800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	(1)	3,101	350	1,563	6,068	59		96	524	664	209	19,456

Cost
Increases	1	175		125	17	867	3,673	40		3	-	-	8	4,909	(6)
Increases from business combinations	11	184		51	93	46	50	-		-	-	-	-	435
Translation effect	(81)	-		-	(31)	(10)	(16)	-		(18)	-	(399)	(100)	(655)
Adjustment for inflation (5)	62	-		-	24	8	12	-		14	-	304	78	502
Decreases, reclassifications and other movements	(24)	(1,174)	(4)	555	178	(1,200)	(4,376)	(85)		23	37	40	(17)	(6,043)	(3)	(8)	(9)

Accumulated depreciation
Increases	27	2,348	(4)	389	59	-	-	-		40	75	26	28	2,992
Translation effect	(45)	-		-	(19)	-	-	-		(11)	-	(205)	(74)	(354)
Adjustment for inflation (5)	34	-		-	14	-	-	-		9	-	157	56	270
Decreases, reclassifications and other movements	(28)	(4,134)		-	(29)	-	-	-		(10)	(1)	(1)	(27)	(4,230)	(8)	(9)

Cost	1,324	27,696		10,062	1,009	1,274	5,411	14		918	1,602	1,320	922	51,552
Accumulated depreciation	703	20,543		6,619	403	-	-	-		828	1,115	688	727	31,626

Balance as of December 31, 2025	621	7,153	(1)	3,443	606	1,274	5,411	14	(2)	90	487	632	195	19,926

(1)	Includes 293, 144 and 269 of mineral property as of December 31, 2025, 2024 and 2023, respectively.
(2)
As of December 31, 2025, there are 12 exploratory wells in progress. During the year ended on such date, drilling of 12 wells were started, 2 wells were charged to exploratory expense, and 8 well was transferred to properties with proved reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 20, 2 and 4 of net carrying amount charged to provision for obsolescence of materials and equipment for the years ended December 31, 2025, 2024 and 2023, respectively.
(4)
Includes (219), 169 and 507 corresponding to (reversal) / costs of hydrocarbon wells abandonment as of December 31, 2025, 2024 and 2023, respectively, and 82 and 13 of depreciation recovery for the years ended December 31, 2025 and 2023, respectively.

(5)
Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)
Includes 9, 31 and 57 corresponding to short-term leases as of December 31, 2025, 2024 and 2023, respectively; includes 14, 21 and 6 corresponding to the variable charge of leases related to the underlying asset use or performance as of December 31, 2025, 2024 and 2023, respectively. Additionally, includes 57, 61 and 68 corresponding to the capitalization of depreciation of right-of-use
assets as of December 31, 2025, 2024 and 2023, respectively (see Note 9); and 8, 10 and 13 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2025, 2024 and 2023, respectively (see Note 21).

(7)
Includes 28,586 and 24,915 of cost and accumulated depreciation, respectively, of assets related to the Mature Fields Project reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

(8)
Includes 380 and 74 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.b).

(9)
Includes 4,630 and 3,879 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

F - 4 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the fiscal year ended December 31, 2025, 2024 and 2023, the rate of capitalization was 7.10%, 7.22% and 7.89%, respectively, and the amount capitalized amounted to 14, 6 and 17, respectively.
Set forth present is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	223	171	151
Increases charged to profit or loss	371	53	24
Decreases charged to profit or loss	(41)	-	-
Applications due to utilization	(20)	(2)	(4)
Translation effect	(2)	-	(2)
Adjustment for inflation (1)	2	1	2
Reclassifications	(49)	-	-

Balance at the end of the year	484	223	171

(1)
Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2025, 2024 and 2023:

	2025	2024		2023
Balance at the beginning of the year	497	2,649		600
Increases charged to profit or loss	2	66		2,288
Decreases charged to profit or loss	(7)	-		-
Depreciation (1)	(135)	(325)		(236)
Translation effect	(4)	(2)		(7)
Adjustment for inflation (2)	4	5		4
Reclassifications	-	(1,896)	(3)	-

Balance at the end of the year	357	497		2,649

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 27.
(2)
Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)
Includes 1,893 of the provision for impairment associated with assets related to the Mature Fields Project reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

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
In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales prices in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina and Northwest basins. See Note 35.f.1).

F - 4 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 506 (329 net of the income tax effect), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy of our production. The discount rate after income tax used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounted to 2,400 and approximated its recoverable amount.
On February 29, 2024 (see Note 11.a)) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and analyzed fair value less cost of disposal to be less than their carrying amount. The Company considered this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,782 (1,158 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable amount of each disposal group.
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
As of December 31, 2024, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Northwest Basin of 58 (37 net of income tax effect), generated by a combination of variables, but mainly due to production costs increases. The discount rate after income tax used as of December 31, 2024 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Northwest Basin was 28. In addition, as of December 31, 2024, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounted to 2,769 and approximated its recoverable amount.

F - 4 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2025, the carrying amounts of the net assets of the CGU Gas - Cuenca Neuquina and the CGU Gas - Cuenca Noroeste amount to 2,804 and 9, respectively. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.
Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2025	2024	2023
Argentina	19,084	18,735	17,702
Mercosur and associated countries	1	1	10

	19,085	18,736	17,712

9.	RIGHT-OF-USE ASSETS
Lease contracts in which the Group is the lessee mainly correspond to:

-	Land and buildings, which include:

(i)
Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 7 years and establish minimum guaranteed payments based on the contractual terms and conditions.

-
Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 7 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)
Equipment for natural gas compression and power generation, whose contracts have an average term of 6 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

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

(ii)
Truck fleets, whose contracts have an average term of 3 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases, minimum payments are stipulated based on the availability the Group has over these assets.

F - 4 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

9.	RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s
right-of-use
assets as of December 31, 2025, 2024 and 2023 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (2)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288	(1)
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	12	16	219	11	186	444
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	14	-	15
Decreases, reclassifications and other movements	(1)	(15)	(59)	(2)	(11)	(88)

Accumulated depreciation
Increases	7	101	88	12	123	331	(1)
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(15)	(56)	(1)	(11)	(83)

Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

Cost
Increases	-	37	40	-	139	216
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (2)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(7)	(19)	(4)	-	(51)	(81)

Accumulated depreciation
Increases	6	35	111	11	180	343	(1)
Translation effect	-	-	-	(6)	-	(6)
Adjustment for inflation (2)	-	-	-	4	-	4
Decreases, reclassifications and other movements	(1)	(2)	-	-	-	(3)

Cost	45	586	647	111	761	2,150
Accumulated depreciation	37	535	395	76	570	1,613

Balance as of December 31, 2025	8	51	252	35	191	537

(1)
Includes
286
,
270
and 220 that were charged to “Depreciation of
right-of-use
assets” line in the statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023, respectively, (see Note 27), and includes 57, 61 and 68 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)
Corresponds to the adjustment for inflation of opening balances of right-of-use
assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8,
right-of-use
assets are geographically located in Argentina.

F - 4 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents the value of the investments in associates and joint ventures at an aggregate level as of
December
31, 2025, 2024 and 2023:

	2025	2024	2023
Amount of investments in associates	326	212	142
Amount of investments in joint ventures	1,284	1,748	1,534

	1,610	1,960	1,676

The main concepts which affected the value of the aforementioned investments during the years ended December 31, 2025, 2024 and 2023, correspond to:

	2025		2024	2023
Balance at the beginning of the year	1,960		1,676	1,905
Acquisitions and contributions	96		-	5
Capitalization in associates and joint ventures	12		-	-
Income on investments in associates and joint ventures	122		396	94
Distributed dividends	(249)	(4)	(174)	(275)
Translation differences	(17)		(13)	(99)
Adjustment for inflation (1)	18		75	46
Decrease from sale of companies (2)	(261)		-	-
Other movements (3)	(71)		-	-

Balance at the end of the year	1,610		1,960	1,676

(1)
Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3.
(3)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3.
(4)	Includes 23 that were offset by trade liabilities.
The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the years ended December 31, 2025, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2025	2024	2023	2025	2024	2023
Net income	57	29	(2)	65	367	96
Other comprehensive income	(7)	42	(23)	8	20	(30)

Comprehensive income for the year	50	71	(25)	73	387	66

F - 50
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
The
financial
information corresponding to YPF EE’s assets and liabilities as of December 31, 2025, 2024 and 2023, as well as the results as of such dates, are detailed below:

	2025 (1)	2024 (1)	2023 (1)
Total non-current assets	2,219	2,147	2,102
Cash and cash equivalents	204	240	114
Other current assets	222	243	152
Total current assets	426	483	266

Total assets	2,645	2,630	2,368

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities“items)	786	736	720
Other non-current liabilities	175	64	204
Total non-current liabilities	961	800	924
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities “items)	234	291	188
Other current liabilities	186	213	143
Total current liabilities	420	504	331

Total liabilities	1,381	1,304	1,255

Total shareholders’ equity (2)	1,264	1,326	1,113

Dividends received (3)	36	36	35

Closing exchange rates (4)	1,450.50	1,030.50	806.95

	2025 (1)	2024 (1)	2023 (1)
Revenues	655	534	531
Interest income	13	31	42
Depreciation and amortization	(176)	(161)	(143)
Interest loss	(63)	(66)	(56)
Income tax	(208)	195	(266)
Operating profit	272	120	273

Net income	5	276	(53)
Other comprehensive income	449	292	2,414

Total comprehensive income	454	568	2,361

Average exchange rates (4)	1,242.09	914.67	294.95

(1)
The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of the equity method value and in the results of YPF EE. The adjusted equity and results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4)	Corresponds to the average seller/buyer exchange rate of BNA.
The following table presents the value of the investments in associates and joint ventures on a disaggregated basis as of December 31, 2025, 2024 and 2023:

Name of entity	2025	2024	2023
Joint ventures: (1)
YPF EE	827	875	735
MEGA	166	182	133
Profertil (2)	-	345	339
OLCLP (2)	-	43	34
CT Barragán	242	230	250

Associates:
Oldelval	98	63	55
Termap	20	20	15
OTAMERICA	35	38	25
CDS	29	31	26
YPF Gas	53	52	17
VMOS	73	-	-

Others (3)	67	81	47

	1,610	1,960	1,676

(1)	Based on the terms of the shareholders’ agreements, there is joint control by the shareholders of these companies.
(2)	See Note 3.
(3)	Includes Refinor, OTA, OTC, GPA, Petrofaro S.A., Bioceres S.A., Bizoy S.A., Santa Fe Bio S.A. and Southern Energy S.A. Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.

F - 5 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES
The following table presents the main assets held for sale and associated liabilities as of December 31, 2025 and 2024:

	Upstream	Midstream and Downstream	Total
For the year ended December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,013	-	1,013
Property, plant and equipment - Gas stations	-	6	6
Assets of YPF Brasil	-	-	-

	1,013	6	1,019

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,172	-	1,172
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	5	-	5
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	4	-	4
Liabilities of YPF Brasil	-	-	-

	1,181	-	1,181

	Upstream	Midstream and Downstream	Total
For the year ended December 31, 2024
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,506	-	1,506
Property, plant and equipment - Gas stations	-	10	10
Assets of YPF Brasil (1)	-	21	21

	1,506	31	1,537

Liabilities directly associated with ass ets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	2,051	-	2,051
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	53	-	53
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	14	-	14
Liabilities of YPF Brasil (1)	-	18	18

	2,118	18	2,136

(1)	On January 31, 2025, YPF sold its 100% interest in YPF Brasil.
As of December 31, 2023, the Group did not classify assets as held for sale.
11.a) Optimization plan of the conventional Upstream portfolio
11.a.1) Description of the Plan
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
During 2024 and 2025 YPF signed different assignment agreements for 15 groups of assets (46 areas), subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals. The remaining groups of assets are in negotiations with third parties for their disposal or reversion.
As part of the optimization plan of the conventional Upstream portfolio, on December 11, 2025, YPF’s Board of Directors resolved the disposal of new groups of assets related to 3 areas in the Provinces of Mendoza and Chubut. During January and February 2026 YPF signed assignment agreements for these assets, subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals.

F - 5 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

As of the date of issuance of these consolidated financial statements, as mentioned above, the Company has signed assignment agreements for certain groups of assets that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continuous in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.
The assignment and/or reversion that have met the agreed closing conditions as of December
 31, 2025, and therefore the transaction was settled are described below
:

•	Escalante - El Trébol
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
On November 15, 2024, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

•	Llancanelo and Llancanelo R
On November 28, 2024, Resolution No. 335/2024 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in the “Llancanelo” and “Llancanelo R” exploitation concessions in favor of Petroquímica Comodoro Rivadavia S.A. (“PCR”).
On December 5, 2024, after the fulfillment of the closing conditions by YPF and PCR, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PCR was formalized.

•	Estación Fernández Oro
On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).
On February 3, 2025, after the fulfillment of the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of Quintana Consortium was formalized.

•	Campamento Central - Cañadón Perdido
On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.
On January 31, 2025, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

•	Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán
On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

F - 5 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On March 27, 2025, after the fulfillment of the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025.

•	Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas
On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A.
On June 6, 2025, after the fulfillment of the closing conditions by YPF, Bentia and Ingeniería SIMA S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia and Ingeniería SIMA S.A. was formalized.

•	Al Norte de la Dorsal, Octógono and Dadín
On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia.
On June 10, 2025, after the fulfillment of the closing conditions by YPF and Bentia related to “Al Norte de la Dorsal” and “Octógono” exploitation concessions, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia was formalized. Likewise, on November 7, 2025, the transfer of 100% of the rights and obligations of YPF in the “Dadín” exploitation concession to Bentia was formalized.

•
Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy, Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras

On April 2, 2025, YPF signed a Memorandum of Understanding (“MOU”) with the Province of Santa Cruz and Fomicruz S.E. (“Fomicruz”) for the purpose of establishing the general terms and conditions upon which the assignment by YPF to Fomicruz of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The aforementioned MOU, subject to approval by YPF’s Board of Directors and the issuance of the corresponding decree by the Province of Santa Cruz, was approved by YPF’s Board of Directors on April 9, 2025 and Decree No. 376/2025 was issued by the Province of Santa Cruz on May 6, 2025.
On June 2, 2025, YPF and Fomicruz signed an assignment agreement for the transfer of 100% of the working interest in the aforementioned exploitation and transportation concessions. The transfer was approved by Decree No. 539/2025 published in the Official Gazette of the Province of Santa Cruz on June 18, 2025.
On June 19, 2025, YPF and Fomicruz executed the notarial deed, thereby formalizing and perfecting the aforementioned assignment. Additionally, YPF and Fomicruz signed a transitory operation agreement for all the assigned exploitation concessions until December 2025.

•	El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur
On February 20, 2025, Resolution No. 28/2025 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “El Portón”, “Chihuido de la Salina”, “Altiplanicie del Payún”, “Cañadón Amarillo”, “Chihuido de la Salina Sur” and “Confluencia Sur” exploitation concessions in favor of Consorcio Quintana and Compañía TSB S.A. (“TSB”).

F - 5 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On June 19, 2025, after the fulfillment of the closing conditions by YPF, Consorcio Quintana and TSB, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Consorcio Quintana and TSB was formalized with effective date as of July 1, 2025. As of the date of issuance of these consolidated financial statements, YPF, Consorcio Quintana and TSB, entered into a transitory operation agreement for the “El Portón” exploitation concession, pending the authorization by the Province of Neuquén of the transfer regarding this concession.

•	El Tordillo, Puesto Quiroga and La Tapera
On November 26, 2025, Decree No. 1,419/2025 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of YPF’s rights and obligations in “El Tordillo”, “Puesto Quiroga” and “La Tapera” exploitation concessions and the transportation concessions associated with such exploitation concessions, in which YPF held a working interest of 7.196%, in favor of Crown Point Energía S.A,
On December 1, 2025, after the fulfillment of the closing conditions by YPF and Crown Point Energía S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation and transportation concessions in favor of Crown Point Energía S.A.
The assignment and/or reversion agreements that have met the agreed closing conditions after December
 31, 2025 are described below. The groups of assets associated with these agreements continue to be classified as held for sale at that date
.

•	Restinga Alí
On June 19, 2025 YPF signed an agreement that establishes the terms and conditions for the reversion of the “Restinga Alí” exploitation concession, located in the Province of Chubut. On July 24, 2025 the Legislature of the Province of Chubut approved the agreement through Law XVII No. 162/2025, which was enacted on August 1, 2025 and published in the Official Gazette of the Province of Chubut on August 7, 2025.
On December 17, 2025, YPF was notified of Decree No. 1,505/2025 of the Province of Chubut, authorizing the reversion of the “Restinga Alí” exploitation concession to Petrominera Chubut S.E. This reversion became effective on January 8, 2026.

•	Los Chorrillos, Lago Fuego, Tierra del Fuego - Fracción A, Tierra del Fuego - Fracción B, Tierra del Fuego - Fracción C, Tierra del Fuego - Fracción D and Tierra del Fuego - Fracción E
On November 10, 2025, YPF signed an assignment agreement with Terra Ignis Energía S.A. (“TI”), for the transfer by YPF to TI of the exploitation concessions “Los Chorrillos”, “Lago Fuego”, “Tierra del Fuego - Fracción A”, “Tierra del Fuego - Fracción B”, “Tierra del Fuego - Fracción C”, “Tierra del Fuego - Fracción D” and “Tierra del Fuego - Fracción E”, and the materials associated with such concessions.
On December 4, 2025, Decree No. 2,705/2025 was published in the Official Gazette of the Province of Tierra del Fuego, which authorized the transfer of 100% of YPF’s rights and obligations in aforementioned exploitation concessions in favor of TI. On December 29, 2025, Law No. 1,604/2025 was published in the Official Gazette of the Province of Tierra del Fuego, approving Decree No. 2,705/2025.
On January 13, 2026, after the fulfillment of the closing conditions by YPF and TI, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of TI was formalized. In addition, YPF and TI signed (i) a transitory operation agreement for the assigned exploitation concessions, pursuant to which YPF shall continue to operate said concessions for a maximum period of up to 3 months, and (ii) a service agreement for the Cruz del Sur Terminal.
The assignment and/or reversion agreements signed by YPF, which are subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals are described below
:

•	Señal Picada - Punta Barda
On May 23, 2025 YPF signed an assignment agreement with PS for the “Señal Picada - Punta Barda” exploitation concession located in the Provinces of Río Negro and Neuquén. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

F - 5 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Cerro Fortunoso and Valle del Río Grande
On January 15, 2026, YPF signed an assignment agreement with Venoil S.A. for the transfer by YPF to Venoil S.A. of the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions, located in the Province of Mendoza. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

•	Manantiales Behr
On January 16, 2026, YPF signed an assignment agreement with Limay Energía S.A. (“Limay”), a company belonging to the Rovella Capital group, for the transfer by YPF to Limay of the “Manantiales Behr” exploitation concession, the “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut. On February 13, 2026, as Limay did not verify the fulfillment of the closing conditions, the aforementioned assignment agreement became null and void.
Likewise, on February 18, 2026, YPF, San Benito Upstream S.A.U. (“San Benito”) and PECOM signed a new agreement for the assignment by YPF to San Benito and PECOM of 49% and 51% of the working interest in the “Manantiales Behr” exploitation concession, the “El Trébol - Caleta Córdova” “Km. 9 - Caleta Córdova“ and ”Manantiales Behr - Cañadón Perdido” transportation concessions and certain materials associated with such concessions, located in the Province of Chubut, respectively. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.
11.a.2) Accounting matters
Considering the YPF’s Board of Directors’ decision dated February 29, 2024, impairment indicators under IAS 36 were evaluated for each group of assets. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment as of December 31, 2023 (see Note 8). The disposal of these groups of assets did not meet the requirements of IFRS 5 to be classified as held for sale as of December 31, 2023, therefore these groups of assets were not classified as held for sale as of that date.
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
Considering that, after their classification, the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes (see Note 2.b.13)). According to mentioned in Note 8, the recoverable amount was defined as future net cash flows discounted at a discount rate after income tax, which as of December 31, 2024 was 15%.
As of December 31, 2024, based on the aforementioned assessment of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 260, in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by the more pronounced decline of the fields and the lower production than expected due to its performance.

F - 5 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Likewise, as of December 31, 2025, the Company recognized a loss due to changes in the fair value of assets held for sale of 240, in the “Other net operating results” line item in the statement of comprehensive income, mainly associated with expenses of various nature arising from the general terms and conditions of the agreement signed with the Province of Santa Cruz and Fomicruz. Additionally, in relation to aforementioned agreement, YPF recognized a liability in the “Liabilities under agreements” line under the “Other liabilities” line item in the statement of financial position related to (i) the execution of an environmental remediation and abandonment program, and (ii) the payment of a compensatory bonus to the Province of Santa Cruz. As of December 31, 2025, the balance of this liability amounts to 375.
On December 11, 2025, considering the YPF’s Board of Directors’ decision on that date and having fulfilled all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position. Likewise, as of December 31, 2025, the Company recognized a loss due to changes in the fair value of assets held for sale of 178, in the “Other net operating results” line item in the statement of comprehensive income, associated with the conditions established in the new assignment agreement signed between YPF, San Benito, and PECOM for the assets related to the “Manantiales Behr” exploitation concession.
The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carried out by YPF and the economic consideration to be agreed with third parties for such assets.
Based on the fair value of the groups of assets at the closing date of each of the assignment agreements mentioned in the Note 11.a.1), YPF additionally recognized a gain on the sale of such groups of assets of 192 and 6 for the years ended December 31, 2025 and 2024, respectively. The total consideration agreed includes cash payment of 69 and crude oil deliveries for a period of 4 years as payment in kind. Additionally, the derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale related to such exploitation concessions was 514 and 110 for the years ended December 31, 2025 and 2024, respectively.
Additionally, in relation to the Mature Fields Project, the Company:

-
Recognized a charge for the provision for obsolescence of materials and equipment in the “Other net operating results” line item in the statement of comprehensive income for 231 as of December 31, 2025.

-
Has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a charge for 87 and 266 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income for the years ended December 31, 2025 and 2024, respectively.

-
In relation to the Company’s own personnel, the Company recognized a charge for severance indemnities of 45 and 63 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income for the years ended December 31, 2025 and 2024, respectively.

11.b) Aguada del Chañar
On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.
The sale price of the transaction agreed by the parties contemplates a sum of 75 and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of 372 for a period of 4 years. As of the closing date of the transaction, YPF recognized a gain as a result of the sale of this asset of 19 in the “Other operating results, net” line item in the statement of comprehensive income.

F - 5 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

12. INVENTORIES

	2025		2024		2023
Finished goods	921		925		1,052
Crude oil and natural gas	393	(2)	456	(2)	507
Products in process	39		49		45
Raw materials, packaging materials and others	94		116		79

	1,447	(1)	1,546	(1)	1,683	(1)

(1)	As of December 31, 2025, 2024 and 2023, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the provision of inventories write-down as of December 31, 2025 and 2024, respectively, see Note 2.b.8) and 26.
13. OTHER RECEIVABLES

	2025			2024		2023
	Non-current	Current		Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	85	502	(3)	11	35	-	11
Tax credit and export rebates	67	99		129	150	83	44
Loans and balances with related parties (1)	200	36		159	35	43	6
Collateral deposits	-	15		-	20	-	13
Prepaid expenses	48	39		15	42	18	33
Advances and loans to employees	-	6		-	5	-	3
Advances to suppliers and custom agents (2)	6	90		16	74	-	84
Receivables with partners in JO and Consortiums	232	299		2	164	8	155
Insurance receivables	-	-		-	5	-	-
Miscellaneous	49	73		31	22	7	32

	687	1,159		363	552	159	381
Provision for other doubtful receivables	(39)	-		(26)	-	(1)	-

	648	1,159		337	552	158	381

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3.
14. TRADE RECEIVABLES

	2025		2024		2023
	Non- current	Current	Non- current	Current	Non- current	Current
Accounts receivable and related parties (1) (2)	12	1,728	10	1,672	43	1,020
Provision for doubtful trade receivables	(7)	(74)	(9)	(52)	(12)	(47)

	5	1,654	1	1,620	31	973

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.
Set forth present is the evolution of the provision for doubtful trade receivables as of December 31, 2025, 2024 and 2023:

	2025			2024				2023
	Non- current		Current	Non- current		Current		Non- current		Current
Balance at the beginning of the year	9		52	12		47		55		76
Increases charged to expenses	-		62	-		74	(3)	-		20
Decreases charged to income	-		(8)	-		(8)	(3)	-		(2)
Applications due to utilization	-		(20)	-		(49)	(3)	-		(3)
Net exchange and translation differences	(2)		(12)	(3)		(5)		(43)		(42)
Result from net monetary position (1)	-		-	-		(6)		-		(2)
Reclassifications	-		-	-		(1)		-		-

Balance at the end of the year	7	(2)	74	9	(2)	52		12	(2)	47

(1)
Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1).
(3)	Mainly including credits with CAMMESA, see Note 36.

F - 5 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	2025			2024		2023
	Non- current	Current		Non- current	Current	Non- current	Current
Investments at amortized cost
Public securities	-	-		-	-	-	99
Private securities - NO and stock market promissory notes	-	-		-	-	8	4
Term deposits (2)	-	-		-	-	-	47

	-	-		-	-	8	150

Investments at fair value through profit or loss
Public securities	-	250	(1)	-	381	-	114
Private securities - NO	-	12		-	9	-	-

	-	262		-	390	-	114

	-	262		-	390	8	264

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.
16. CASH AND CASH EQUIVALENTS

	2025	2024	2023
Cash and banks (1)	198	304	230
Short-term investments (2)	329	375	797
Financial assets at fair value through profit or loss (3)	406	439	96

	933	1,118	1,123

(1)	Includes balances granted as collateral, see Note 34.d).
(2)	Includes 727 of BCRA bills as of December 31, 2023. Additionally, includes 13, 146 and 45 of term deposits and other investments with BNA as of December 31, 2025, 2024 and 2023, respectively.
(3)	See Note 6.

F - 5 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17. PROVISIONS
Changes in the Group’s provisions for the fiscal years ended December 31, 2025, 2024 and 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non-current		Current		Non-current	Current	Non-current		Current		Non-current	Current
Balance as of December 31, 2022	571		22		96	46	1,904		131		2,571	199

Increases charged to expenses	89		3		80	-	264		-		433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-		(38)	(6)
Increases from business combinations	-		-		-	-	-		-		-	-
Applications due to utilization	(1)		(318)	(4)	-	(50)	-		(122)		(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-		(162)	(39)
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-
Reclassifications and other movements	(456)	(3)	321		(76)	76	390	(1)	117	(1)	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546		126		2,660	181

Increases charged to expenses	105		-		187	-	134		-		426	-
Decreases charged to income	(5)		-		(1)	-	(7)		-		(13)	-
Increases from business combinations	-		-		-	-	-		-		-	-
Applications due to utilization	(3)		(17)		-	(72)	-		(30)		(3)	(119)
Net exchange and translation differences	(14)		-		-	(7)	-		-		(14)	(7)
Result from net monetary position (2)	(2)		-		-	-	-		-		(2)	-
Reclassifications and other movements (5)	(18)		17		(135)	81	(1,817)	(1)	(37)	(1)	(1,970)	61

Balance as of December 31, 2024	129		21		99	36	856		59		1,084	116

Increases charged to expenses	41		-		142	-	114		-		297	-
Decreases charged to income	(7)		-		(1)	-	(36)		-		(44)	-
Increases from business combinations	2		-		-	-	12		-		14	-
Applications due to utilization	(1)		(25)		-	(92)	-		(22)		(1)	(139)
Net exchange and translation differences	(28)		(1)		-	-	-		-		(28)	(1)
Result from net monetary position (2)	-		-		-	-	-		-		-	-
Reclassifications and other movements (6)	(25)		25		(172)	174	(515)	(1)	54	(1)	(712)	253

Balance as of December 31, 2025	111		20		68	118	431		91		610	229

(1)
Includes (219), 169 and 494 associated with the annual recalculation of costs of hydrocarbon wells abandonment, which are recognized under “Property, plant, and equipment” line item in the statement of financial position (see Note 8) for the years ended December 31, 2025, 2024 and 2023, respectively.

(2)
Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(3)
Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010 and 286 reclassified as current “Provision for lawsuits and contingencies” due to the settlement and release agreement (the “Trust Settlement Agreement”) which provides for the full release and discharge of the Group from all claims associated with issues relating to the entities of the Maxus Energy Corporation group (“Maxus”).

(4)	Includes the payment of the amount for the Trust Settlement Agreement for issues related to Maxus.
(5)
Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the Mature Fields Project reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

(6)
Includes 242 and 4 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

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
Likewise, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c) “Provisions” section).

F - 60
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
On September 2, 2025, the CSJN issued an order in which it considered that YPF lacked standing as a defendant, as it had no legal relationship with respect to claims for environmental liabilities not assumed by YPF and assumed by the Argentine Government under the terms of the YPF’s Privatization Law.
17.a.2) Users and Consumers Association
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

F - 6 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Finally, the Company filed an extraordinary appeal against the Court of Second Appeals’ judgment, which was sustained and the file was submitted to the CSJN, being the enforcement of the Court of Second Appeals’ judgment still suspended as of the date of issuance of the consolidated financial statements.
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
17.a.3) Environmental claims

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

F - 6 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
17.a.4) Other pending litigation
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

F - 6 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

18. INCOME TAX
The amount accrued of the income tax expense for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024		2023
Current income tax	(61)	(137)		(45)
Deferred income tax	(599)	1,510	(1)	426	(1)
Regularization plan associated with the calculation of tax loss carryforwards	(1,049)	-		-

	(1,709)	1,373		381

(1)	See Note 2.d).
The reconciliation between the income tax charge for the years ended December 31, 2025, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2025	2024		2023
Net profit / (loss) before income tax	910	1,020	(5)	(1,658)	(5)
Average tax rate (1)	27.58%	25.32%		25.29%

Average tax rate applied to net profit or loss before income tax	(251)	(258)		419
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	(382)	1,966		(1,193)
Effect of exchange differences and other results relating to the valuation of the currency, net (2)	272	(1,716)	(5)	2,037	(5)
Effect of the valuation of inventories	(170)	(137)		(549)
Income on investments in associates and joint ventures	31	99		24
Effect of tax rate change (3)	(149)	452		(423)
Effect of application of indexation mechanisms	-	981		-
Regularization plan associated with the calculation of tax loss carryforwards	(1,049)	-		-
Miscellaneous	(11)	(14)		66	(4)

Income tax	(1,709)	1,373		381

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630, see Note 35.h.1).
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remeasurement of deferred income tax balances at the time of reversal, see Note 35.h.1).
(4)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.
(5)	See Note 2.d).
Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2025, 2024 and 2023 is as follows:

	2025				2024			2023
	Non-current		Current		Non-current	Current		Non-current	Current
Income tax liability	830	(2)	73	(1)	2	126	(1)	4	31	(1)

(1)
Includes 50 corresponding to the 12 payments of the regularization plan associated with the calculation of tax loss carryforwards for the 2024 fiscal period as of December 31, 2025. Likewise, includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 828 corresponding to the remaining payments of the regularization plan associated with the calculation of tax loss carryforwards for the 2024 fiscal period as of December 31, 2025.

	2025	2024	2023
Deferred tax assets
Provisions and other non-deductible liabilities	152	202	113
Property, plant and equipment and Assets held for sale	4	524	-
Lease liabilities	190	258	234
Tax loss carryforwards	404	13	1,782
Miscellaneous	2	1	1

Total deferred tax assets	752	998	2,130

Deferred tax liabilities
Property, plant and equipment, Assets held for sale, Intangible assets and Inventories	(918)	(224)	(2,017)
Adjustment for tax inflation (1)	-	(271)	(1,078)
Right-of-use assets	(178)	(247)	(221)
Miscellaneous	(20)	(16)	(38)

Total deferred tax liabilities	(1,116)	(758)	(3,354)

Total Net deferred tax (2)	(364)	240	(1,224)

(1)	Includes the effect of the deferral of the tax inflation adjustment, see Note 35.h.1) “Budget Law 2023 - Deferral of tax adjustment for inflation” section.
(2)
Includes (18), (61) and (96) corresponding to adjustment for inflation of the opening deferred tax of companies with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, as of December 31, 2025, 2024 and 2023, respectively, and 32, 176 and 1,563 corresponding to translation effect of deferred income tax for companies with a functional currency other than the dollar as of December 31, 2025, 2024, and 2023, respectively, which were charged to “Other comprehensive income” in the statement of comprehensive income.

F - 6 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

18. INCOME TAX (cont.)
As of December 31, 2025, the Group has recognized deferred tax assets for tax loss carryforwards for 404 of which 7 can be offset with taxable profits until the year 2029 and 397 until the year 2030, in accordance with current tax laws.
As of December 31, 2025, 2024 and 2023, there are no material deferred tax assets which are not recognized that may be recoverable in the future.
As of December 31, 2025, 2024 and 2023, the Group has classified as deferred tax assets 9, 330 and 18, respectively, and as deferred tax liabilities 373, 90 and 1,242, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these consolidated financial statements.
As of December 31, 2025, 2024 and 2023, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.
Regularization plan associated with the calculation of tax loss carryforwards
On April 30, 2025, ARCA General Resolution No. 5,684/2025 was published, establishing a payment plan of 120 monthly installments for the settlement of the following items: (i) balances of income tax returns corresponding to tax periods not prescribed as of the effective date of said Resolution, when tax loss carryforwards from previous years adjusted for inflation have been calculated and said situation is corrected by submitting the respective rectifying tax returns, plus their corresponding compensatory and/or punitive interest; (ii) balances of the original or rectifying income tax returns corresponding to fiscal years ending between December 2024 and November 2025, inclusive, in which tax loss carryforwards are calculated at historical values, plus their corresponding compensatory and/or punitive interest; and (iii) interest related to advance payments and/or payments on account and fines related to the filing of the rectifying tax returns mentioned in items (i) and (ii) above.
The Company, based on the opinion of its external advisors, and considering the changes in the context performed during 2025 mainly due to adverse administrative and judicial jurisprudence in the first instances of execution and the financial conditions granted by the Tax Administration, evaluated ARCA General Resolution No. 5,684/2025 and on November 18, 2025, decided to adhere to the “Regularization plan associated with the calculation of tax loss carryforwards” provided for in said Resolution for the purpose of canceling the obligations related to income tax recalculated in accordance with the provisions of said Regime, thus eliminating any possible dispute with the tax authorities regarding the adjustment of tax loss carryforwards corresponding to the 2024 fiscal period.
19. TAXES PAYABLE

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	41	-	19	-	22
Withholdings and perceptions	-	77	-	71	-	21
Royalties	-	51	-	84	-	75
Fuels tax	18	14	-	30	-	-
Turnover tax	-	7	-	7	-	7
Miscellaneous	-	27	-	36	-	14

	18	217	-	247	-	139

20. SALARIES AND SOCIAL SECURITY

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	73	-	95	-	58
Bonuses and incentives provision	-	166	-	179	-	104
Cash-settled share-based payments provision (1)	58	-	33	-	-	-
Vacation provision	-	61	-	66	-	45
Provision for severance indemnities (2)	-	31	-	66	-	-
Miscellaneous	5	5	1	6	-	3

	63	336	34	412	-	210

(1)	Corresponds to the Value Generation Plan, see Note 37.
(2)	Corresponds to severance indemnities related to the Mature Fields Project, see Note 11.a).

F - 6 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

21. LEASE LIABILITIES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	273	298	406	370	325	341
These liabilities are discounted at the following rates:

Lease term	2025	Effective average monthly rate used	2024	Effective average monthly rate used	2023	Effective average monthly rate used
0 to 1 year	71	0.86%	53	1.15%	87	1.55%
1 to 2 years	161	0.76%	248	0.89%	142	1.17%
2 to 3 years	179	0.74%	140	0.89%	210	1.02%
3 to 4 years	43	0.69%	149	0.82%	46	0.97%
4 to 5 years	28	0.79%	55	0.69%	118	0.90%
5 to 9 years	80	0.62%	112	0.66%	38	0.81%
More than 9 years	9	0.70%	19	0.73%	25	0.75%

	571		776		666

Financial expenses accrued for the years ended December 31, 2025, 2024 and 2023, resulting from lease contracts, amount to 65, 71 and 77, respectively. From this accretion, 57, 61 and 64 were included in the “Other financial costs” line in financial costs of the “Net financial results” line item in the statement of comprehensive income and 8, 10 and 13 were capitalized in the “Property, plant and equipment” line item in the statement of financial position, for the years ended December 31, 2025, 2024 and 2023, respectively.
As of December 31, 2025, maturities of liabilities related to lease contracts are disclosed in Note 4.
The evolution of the Group’s leases liabilities for the fiscal years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Balance at the beginning of the year	776	666	566
Increases of leases	216	444	404
Financial accretions	65	71	77
Decreases of leases	(80)	(5)	(23)
Payments	(406)	(400)	(359)
Result from net monetary position (1)	-	-	1

Balance at the end of the year	571	776	666

(1)
Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

Total charges recorded in net profit or loss in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value
leases and variable lease payments related to the underlying asset use or performance, amounted to 112, 187 and 242 as of December 31, 2025, 2024 and 2023, respectively.

F - 6 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS

					2025				2024				2023
	Interest rate (1)			Maturity	Non- current		Current		Non- current		Current		Non- current	Current
Pesos :

NO		-		-	-		-		-		-		-	60
Exports pre-financing (5)		-		-	-		-		-		31		-	-
Financial loans	33.29%	-	49.65%	2026-2027	61		24		18		8		9	15
Account overdrafts	35.00%			2026	-		3		-		-		-	56

					61		27		18		39		9	131

Currencies other than the peso :

NO (2) (3)	0.00%	-	10.00%	2026-2047	7,466		1,486		6,255		1,317		6,191	767
Exports pre-financing	3.50%	-	8.65%	2026-2028	153		197		-		383	(4)	102	545	(4)
Imports financing	7.60%	-	10.50%	2026	-		20		19		17		-	-
Financial loans	2.40%	-	11.00%	2026-2030	546	(6)	561	(6)	718	(6)	76		380	65
Stock market promissory notes	0.00%	-	4.50%	2026	-		64		25		75		-	-

					8,165		2,328		7,017		1,868		6,673	1,377

					8,226		2,355		7,035		1,907		6,682	1,508

(1)	Nominal annual interest rate as of December 31, 2025.
(2)	Disclosed net of 175, 18 and 3 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2025, 2024 and 2023, respectively.
(3)
Includes 1,475, 1,496 and 1,327 as of December 31, 2025, 2024 and 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 133 and 86 as of December 31, 2024 and 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 233 and 28 of loans granted by BNA as of December 31, 2025 and 2024 , respectively.
Set forth presents is the evolution of the loans for the fiscal years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	8,942	8,190	7,088
Proceeds from loans	4,481	2,967	2,667
Payments of loans	(2,871)	(2,102)	(1,396)
Payments of interest	(670)	(707)	(623)
Account overdrafts, net	4	(48)	(3)
Accrued interest (1)	691	680	702
Net exchange and translation differences	(14)	(30)	(239)
Result from net monetary position (2)	(5)	(1)	(6)
Increases from business combinations	23	-	-
Reclassifications	-	(7)	-

Balance at the end of the year	10,581	8,942	8,190

(1)	Includes capitalized financial costs.
(2)
Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

F - 6 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS (cont.)
Details regarding the NO of the Group are as follows:

									2025		2024		2023
Month	Year	Principal value (10)		Ref.	Class	Interest rate (3)		Principal maturity	Non- current	Current	Non- current	Current	Non- current	Current
YPF
-	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	15	-	15	-	15	-
April, February, October	2014/15/16	U.S. dollar	521	(2) (4) (6)	Class XXVIII	-	-	-	-	-	-	-	-	354
September	2014	Peso	1,000	(2) (6) (7) (14)	Class XXXIV	-	-	-	-	-	-	-	-	-
April	2015	U.S. dollar	757	(2) (6)	Class XXXIX	-	-	-	-	-	-	785	1,132	41
July, December	2017	U.S. dollar	644	(2) (6)	Class LIII	Fixed	6.95%	2027	648	19	649	19	816	25
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	530	2	530	1	530	1
June	2019	U.S. dollar	399	(6) (8)	Class I	Fixed	8.50%	2029	397	-	398	-	397	-
July	2020	U.S. dollar	341	(6) (8)	Class XIII	-	-	-	-	-	-	44	43	88
February	2021	U.S. dollar	776	(6) (8) (12)	Class XVI	-	-	-	-	-	58	243	307	235
February	2021	U.S. dollar	748	(6) (8)	Class XVII	Fixed	9.00%	2029	537	216	756	-	758	-
February	2021	U.S. dollar	576	(6) (8)	Class XVIII	Fixed	7.00%	2033	558	11	555	11	553	11
February	2021	Peso	4,128	(6) (8) (9)	Class XIX	-	-	-	-	-	-	-	-	35
July	2021	U.S. dollar	384	(4) (5) (6) (8)	Class XX	Fixed	5.75%	2032	329	65	384	10	384	10
January	2023	U.S. dollar	230	(5) (6) (8)	Class XXI	Fixed	1.00%	2026	-	154	220	-	229	1
January, April	2023	Peso	15,761	(6) (8)	Class XXII	-	-	-	-	-	-	-	-	25
April	2023	U.S. dollar	147	(5) (6) (8)	Class XXIII	-	-	-	-	-	-	150	158	-
April	2023	U.S. dollar	38	(5) (6) (8)	Class XXIV	Fixed	1.00%	2027	38	-	37	-	38	-
June	2023	U.S. dollar	213	(6) (8)	Class XXV	Fixed	5.00%	2026	-	188	263	1	262	1
September	2023	U.S. dollar	400	(4) (5) (6) (8)	Class XXVI	Fixed	0.00%	2028	400	-	400	-	400	-
October	2023	U.S. dollar	128	(5) (6) (8)	Class XXVII	Fixed	0.00%	2026	-	133	147	-	169	-
January	2024	U.S. dollar	800	(6) (8)	Class XXVIII	Fixed	9.50%	2031	714	114	790	35	-	-
May	2024	U.S. dollar	131	(6) (8)	Class XXIX	Fixed	6.00%	2026	-	132	177	1	-	-
July, April	2024/25	U.S. dollar	389	(5) (6) (8)	Class XXX	Fixed	1.00%	2026	-	370	187	-	-	-
September	2024	U.S. dollar	540	(6) (8)	Class XXXI	Fixed	8.75%	2031	1,046	21	539	15	-	-
October	2024	U.S. dollar	125	(6) (8)	Class XXXII	Fixed	6.50%	2028	125	2	125	2	-	-
October	2024	U.S. dollar	25	(6) (8)	Class XXXIII	Fixed	7.00%	2028	25	-	25	-	-	-
January	2025	U.S. dollar	1,100	(6) (8)	Class XXXIV	Fixed	8.25%	2034	1,080	42	-	-	-	-
February	2025	U.S. dollar	140	(6) (8)	Class XXXV	Fixed	6.25%	2027	140	1	-	-	-	-
February	2025	U.S. dollar	56	(6) (8) (11)	Class XXXVI	-	-	-	-	-	-	-	-	-
May	2025	U.S. dollar	140	(8) (13)	Class XXXVII	Fixed	7.00%	2027	139	2	-	-	-	-
July	2025	U.S. dollar	250	(8) (13)	Class XXXVIII	Fixed	7.50%	2027	248	4	-	-	-	-
July, August	2025	U.S. dollar	225	(8) (13)	Class XXXIX	Fixed	8.75%	2030	155	8	-	-	-	-
August	2025	U.S. dollar	51	(8) (13)	Class XL	Fixed	7.50%	2028	50	-	-	-	-	-
October	2025	U.S. dollar	98	(8) (13)	Class XLI	Fixed	6.00%	2027	98	1	-	-	-	-
December	2025	U.S. dollar	195	(8) (13)	Class XLII	Fixed	7.00%	2027	194	1	-	-	-	-

									7,466	1,486	6,255	1,317	6,191	827

(1)	Corresponds to the 1997 MTN Program for an amount up to 1,000.
(2)	Corresponds to the 2008 MTN Program for an amount up to 10,000.
(3)	Nominal annual interest rate.
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

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer Regime.
(10)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(11)	Corresponds to a NO with an issue date in February 2025 and maturity in August 2025.
(12)	Prepaid in November 2025.
(13)
As of the date of issuance of these financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

(14)	As of December 31, 2023, it includes 222 million of pesos, equivalent to a balance of less than 1.

F - 6 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

23. OTHER LIABILITIES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	91	162	-	94	8	67
Liabilities for contractual claims (1)	54	56	74	47	104	49
Provision for operating optimizations (2)	-	22	-	266	-	-
Liabilities for agreements (3)	227	158	-	-	-	-
Miscellaneous	1	1	-	3	-	6

	373	399	74	410	112	122

(1)
Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a).
(3)	Corresponds to the liability related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project, see Note 11.a).
24. ACCOUNTS PAYABLE

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,172	4	2,820	4	2,285
Guarantee deposits	1	3	1	4	-	4
Payables with partners of JO and Consortiums	1	48	1	38	1	14
Miscellaneous	-	15	-	17	-	16

	6	2,238	6	2,879	5	2,319

(1)	See Note 36 for information about related parties.
25.
REVENUES

	2025	2024	2023
Revenue from contracts with customers	18,284	19,124	16,995
National Government incentives (1)	164	169	316

	18,448	19,293	17,311

(1)	See Note 36.
The Group’s revenues from contracts with customers are broken down into the following categories: (i) type of good or service; (ii) sales channels; and (iii) target market, based on their contracts with customers according to the following detail:

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

F - 6 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
25. REVENUES (cont.)

•	Breakdown of revenues
Type of good or service

	2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,151	-	-	-	6,151
Gasolines	-	3,916	-	-	-	3,916
Natural gas (1)	27	19	1,479	676	-	2,201
Crude oil	7	968	-	-	-	975
Jet fuel	-	791	-	-	-	791
Lubricants and by-products	-	414	-	-	-	414
LPG	-	459	-	-	-	459
Fuel oil	-	98	-	-	-	98
Petrochemicals	-	386	-	-	-	386
Fertilizers and crop protection products	-	326	-	-	-	326
Flours, oils and grains	-	568	-	-	-	568
Asphalts	-	118	-	-	-	118
Goods for resale at gas stations	-	116	-	-	-	116
Income from services	-	-	-	-	135	135
Income from construction contracts	-	-	-	-	286	286
Virgin naphtha	-	175	-	-	-	175
Petroleum coke	-	238	-	-	-	238
LNG regasification	-	51	-	-	-	51
Other goods and services	54	357	8	158	303	880

	88	15,151	1,487	834	724	18,284

	2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,588	-	-	-	6,588
Gasolines	-	4,048	-	-	-	4,048
Natural gas (1)	-	18	1,470	760	-	2,248
Crude oil	-	1,023	-	-	-	1,023
Jet fuel	-	910	-	-	-	910
Lubricants and by-products	-	528	-	-	-	528
LPG	-	472	-	-	-	472
Fuel oil	-	112	-	-	-	112
Petrochemicals	-	471	-	-	-	471
Fertilizers and crop protection products	-	389	-	-	-	389
Flours, oils and grains	-	467	-	-	-	467
Asphalts	-	85	-	-	-	85
Goods for resale at gas stations	-	121	-	-	-	121
Income from services	-	-	-	-	184	184
Income from construction contracts	-	-	-	-	433	433
Virgin naphtha	-	160	-	-	-	160
Petroleum coke	-	192	-	-	-	192
LNG regasification	-	51	-	-	-	51
Other goods and services	50	257	13	125	197	642

	50	15,892	1,483	885	814	19,124

F - 70
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
25. REVENUES (cont.)

	2023
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,620	-	-	-	6,620
Gasolines	-	3,493	-	-	-	3,493
Natural gas (1)	-	11	1,311	351	-	1,673
Crude oil	-	427	-	-	-	427
Jet fuel	-	1,047	-	-	-	1,047
Lubricants and by-products	-	614	-	-	-	614
LPG	-	379	-	-	-	379
Fuel oil	-	95	-	-	-	95
Petrochemicals	-	438	-	-	-	438
Fertilizers and crop protection products	-	594	-	-	-	594
Flours, oils and grains	-	224	-	-	-	224
Asphalts	-	172	-	-	-	172
Goods for resale at gas stations	-	76	-	-	-	76
Income from services	-	-	-	-	102	102
Income from construction contracts	-	-	-	-	99	99
Virgin naphtha	-	181	-	-	-	181
Petroleum coke	-	249	-	-	-	249
LNG regasification	-	50	-	-	-	50
Other goods and services	32	193	17	49	171	462

	32	14,863	1,328	400	372	16,995

(1)	Includes 1,538, 1,550 and 1,398 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2025, 2024 and 2023, respectively.
Sales channels

	2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	6,546	-	-	-	6,546
Power plants	-	12	397	182	-	591
Distribution companies	-	-	438	-	-	438
Retail distribution of natural gas	-	-	-	424	-	424
Industries, transport and aviation	21	3,764	652	70	-	4,507
Agriculture	-	1,849	-	-	-	1,849
Petrochemical industry	-	524	-	-	-	524
Trading	-	1,623	-	-	-	1,623
Oil companies	7	238	-	-	-	245
Commercialization of LPG	-	250	-	-	-	250
Other sales channels	60	345	-	158	724	1,287

	88	15,151	1,487	834	724	18,284

	2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	7,038	-	-	-	7,038
Power plants	-	48	404	46	-	498
Distribution companies	-	-	310	-	-	310
Retail distribution of natural gas	-	-	-	488	-	488
Industries, transport and aviation	-	3,942	769	320	-	5,031
Agriculture	-	1,823	-	-	-	1,823
Petrochemical industry	-	658	-	-	-	658
Trading	-	1,699	-	-	-	1,699
Oil companies	-	179	-	-	-	179
Commercialization of LPG	-	181	-	-	-	181
Other sales channels	50	324	-	31	814	1,219

	50	15,892	1,483	885	814	19,124

F - 7 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
25. REVENUES (cont.)

	2023
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	6,541	-	-	-	6,541
Power plants	-	46	393	19	-	458
Distribution companies	-	-	171	-	-	171
Retail distribution of natural gas	-	-	-	170	-	170
Industries, transport and aviation	-	4,200	764	199	-	5,163
Agriculture	-	1,804	-	-	-	1,804
Petrochemical industry	-	614	-	-	-	614
Trading	-	1,043	-	-	-	1,043
Oil companies	-	141	-	-	-	141
Commercialization of LPG	-	143	-	-	-	143
Other sales channels	32	331	-	12	372	747

	32	14,863	1,328	400	372	16,995

Target market
Sales in the domestic market amounted to 15,498, 16,202 and 15,083 for the years ended December 31, 2025, 2024 and 2023, respectively.
Sales in the international market amounted to 2,786, 2,922 and 1,912 for the years ended December 31, 2025, 2024 and 2023, respectively.
Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2025	2024	2023
Argentina	15,662	16,371	15,399
Mercosur and associated countries	1,628	1,855	1,309
Europe	307	276	171
Rest of the world	851	791	432

	18,448	19,293	17,311

As of December 31, 2025, 2024 and 2023 no external client represents 10% or more of the Group’s revenues.

•	Contract balances
The following table presents information regarding credits, contract assets and contract liabilities:

	2025		2024		2023
	Non- current	Current	Non- current	Current	Non- current	Current
Credits for contracts included in the item of “Trade receivables”	11	1,678	8	1,646	41	993
Contract assets	-	3	-	30	-	10
Contract liabilities	180	117	114	73	34	69
Contract
assets
are mainly related to the activities carried out by the Group under construction contracts.
Contract liabilities are mainly related to advances received from customers under transportation service contracts.
During the
years
ended on December 31, 2025, 2024 and 2023, the Group has recognized 64, 58 and 61, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

F - 7 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

26. COSTS

	2025	2024	2023
Inventories at the beginning of the fiscal year	1,546	1,683	1,738
Purchases	4,748	4,531	5,106
Production costs (1)	8,506	9,252	8,703
Translation effect	(19)	(10)	(29)
Inventories write-down (2)	(1)	(21)	-
Adjustment for inflation (3)	7	28	18
Increases from business combinations	8	-	-
Reclassifications	-	(7)	-
Inventories at the end of the fiscal year	(1,447)	(1,546)	(1,683)

	13,348	13,910	13,853

(1)	See Note 27.
(2)	See Note 12.
(3)
Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

27. EXPENSES BY NATURE
The Group presents the
statement
of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses
” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2025, 2024 and 2023:

	2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,009	301	158		9	1,477
Fees and compensation for services	88	253	42		-	383
Other personnel expenses	265	33	13		3	314
Taxes, charges and contributions	136	11	981	(1)	-	1,128
Royalties, easements and fees	1,011	-	2		4	1,017
Insurance	70	3	4		-	77
Rental of real estate and equipment	214	1	15		-	230	(4)
Survey expenses	-	-	-		25	25
Depreciation of property, plant and equipment	2,708	46	103		-	2,857
Amortization of intangible assets	40	21	-		-	61
Depreciation of right-of-use assets	274	-	12		-	286
Industrial inputs, consumable materials and supplies	469	6	12		3	490
Operation services and other service contracts	168	14	61		13	256	(4)
Preservation, repair and maintenance	1,393	34	45		22	1,494	(4)
Unproductive exploratory drillings	-	-	-		32	32
Transportation, products and charges	503	-	463		-	966	(4)
Provision for doubtful receivables	-	21	54		-	75
Publicity and advertising expenses	-	62	40		-	102
Fuel, gas, energy and miscellaneous	158	24	83		5	270	(4)

	8,506	830	2,088		116	11,540

(1)	Includes 245 corresponding to export withholdings and 549 corresponding to turnover tax.
(2)	Includes 28 corresponding to research and development activities.
(3)
Includes 25 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 22 and 66 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

F - 7 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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

F - 7 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	2025	2024	2023
Lawsuits	(30)	(93)	(31)
Export Increase Program (1)	19	76	149
Result from sale of assets (2)	219	6	-
Result from changes in fair value of assets held for sale (3)	(418)	(260)	-
Provision for severance indemnities (3)	(45)	(74)	-
Provision for operating optimizations (3)	(87)	(266)	-
Provision for obsolescence of materials and equipment (3)	(247)	-	-
Result from revaluation of companies (4)	45	-	-
Result from sale of companies (4)	335	-	-
Insurance	-	5	-
Miscellaneous	(121)	(3)	34

	(330)	(609)	152

(1)	See Note 35.j).
(2)	See Notes 11.a) and 11.b).
(3)	See Note 11.a).
(4)	See Note 3.
29. NET FINANCIAL RESULTS

	2025		2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	31		45		221
Interest on trade receivables	48		75		98
Other financial income	26		14		15

Total financial income	105		134		334

Financial costs
Loan interest	(677)		(670)		(686)
Hydrocarbon well abandonment provision financial accretion	(257)	(1)	(342)	(1)	(259)
Other financial costs	(153)		(157)		(204)

Total financial costs	(1,087)		(1,169)		(1,149)

Other financial results
Exchange differences generated by loans	3		17		145
Exchange differences generated by cash and cash equivalents and investments in financial assets	(63)		(31)		(294)
Other exchange differences, net	20		(77)	(4)	73	(4)
Result on financial assets at fair value through profit or loss	132		232		289
Result from derivative financial instruments	1		(1)		7
Result from net monetary position	(63)		39		37
Export Increase Program (3)	-		3		22
Result from transactions with financial assets	-		(3)		32	(2)

Total other financial results	30		179		311

Total net financial results	(952)		(856)		(504)

(1)
Includes

and 215
for the fiscal years ended December 31, 2025 and 2024, respectively, corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 11.a).

(2)	Includes 19 corresponding to the adjustment for inflation of the fiscal year and (41) corresponding to the effect of the translation.
(3)	See Note 35.j).
(4)	See Note 2.d).
30. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS
The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of assets and obligations that emerge from the contracts.
The exploration and exploitation JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

F - 7 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

30.	INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS (cont.)

The assets and liabilities as of December 31, 2025, 2024 and 2023, and expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2025	2024	2023
Non-current assets (1)	6,936	6,286	5,246
Current assets	337	579	115

Total assets	7,273	6,865	5,361

Non-current liabilities	245	449	313
Current liabilities	557	769	483

Total liabilities	802	1,218	796

Production cost	2,647	2,395	2,017
Exploration expenses	8	35	10

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.
As of December 31, 2025, the main
exploration
and
exploitation
JO and
Consortiums
in which the Group participates are the following:

Name	Location	Working interest	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste	Neuquén	40.00%	Pan American Energy LLC
Aguada del Chañar (1)	Neuquén	51.00%	YPF
Aguada Pichana Este - Área Vaca Muerta	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguada Villanueva (2)	Neuquén	50.00%	Pluspetrol S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
AUS 105	Argentine Continental Shelf	35.00%	Equinor
AUS 106	Argentine Continental Shelf	35.00%	Equinor
Bajada Añelo	Neuquén	50.00%	Shell Argentina S.A.
Bajo del Toro (2)	Neuquén	50.00%	YPF
Bandurria Sur (2)	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
CAN 100 (3)	Argentine Continental Shelf	50.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Escalonada (4)	Neuquén	45.00%	VMI
Las Tacanas (2)	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Meseta Nueva Esperanza (2)	Neuquén	50.00%	YPF
Narambuena (5)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	Pluspetrol S.A.
Ramos	Salta	42.00%	Tecpetrol S.A.
Rincon de la Ceniza (4)	Neuquén	45.00%	VMI
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Sierra Chata Consorcio Chihuido (4)	Neuquén	54.45%	Pampa Energia S.A.

(1)	See Note 11.b).
(2)	See Note 38.
(3)	During 2025, YPF’s interest in CAN 100 changed from 35% to 50% due to the start of the second exploratory period in partnership with Equinor Argentina BV (Sucursal Argentina).
(4)	See Note 3.
(5)	See Note 34.a).

F - 7 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

31. SHAREHOLDERS’ EQUITY
As of December 31, 2025, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in
and authorized for stock exchange listing.
As of December 31, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.
On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 33 (34,205 million of pesos) to appropriate a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,587 (6,787,343 million of pesos) to appropriate a reserve for investments.
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
During the fiscal year ended December 31, 2025, the Company has repurchased 343,654 of its own shares issued for an amount of 10, for purposes of compliance with the share-based benefit plans (see Note 37). During the fiscal years ended December 31, 2024 and 2023, the Company has not repurchased its own shares.
In accordance with the provisions of the LGS and the CNV rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the CNV rules. As of December 31, 2025, the legal reserve has been fully integrated, amounting to 787. Likewise, the Company’s Shareholders’ Meeting has defined voluntary reserves for future dividends, for investments and for purchase of treasury shares. In relation to the reserve for future dividends and in compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the peso. The dividends are declared and distributed based on the last annual audited financial statements in pesos submitted to the CNV.
Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV rules, the balances of the accounts “Acquisition cost of treasury shares” and “Share trading premiums” in the currency of legal tender in Argentina, which is the peso, restricts the distribution of retained earnings. According to the Company’s shareholders’ equity in its statutory financial statements, the restricted balances of retained earnings amounts to 35 as of December 31, 2025, which are included in the “Acquisition cost of treasury shares” account.
When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV rules, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the peso, is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to Articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV rules. When the net balance of “Other comprehensive income” account in the statutory financial statements at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

F - 7 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

32. EARNINGS PER SHARE
The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2025	2024	2023
Net (loss) / profit	(826)	2,348	(1,312)
Weighted average number of shares outstanding	391,952,016	392,088,496	391,722,944
Basic and diluted earnings per share	(2.11)	5.99	(3.35)
There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.
33. CONTINGENT ASSETS AND LIABILITIES
The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in Note 33.b).
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

F - 7 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. CONTINGENT ASSETS AND LIABILITIES (cont.)

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
On May 12, 2021, the file was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment, in which the judge decided to sustain the claim filed by YPF, among other co-defendants,
ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

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
Through its judgment dated July 8, 2008, the CSJN:

-
Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the rivers, being the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

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
In addition to the aforementioned in Note 17.a.3) related to environmental claims in Quilmes, the Company has other judicial and non-judicial
claims against it, based on similar arguments.
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

F - 7 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
Expert discovery concluded on April 6, 2022. On April 14, 2022, Plaintiffs and YPF and the Republic filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic. In their opening briefs, YPF and the Republic each argued that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26, 2022 and June 23, 2022, respectively.
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

F - 80
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
The appeals filed by the parties in these proceedings were fully briefed as of September 6, 2024. The Court of Appeals held oral argument on these appeals on October 29, 2025.
On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requested that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding. Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024.
Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an alter ego of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. As of the date of issuance of these consolidated financial statements, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic.
On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition on August 26, 2024 and YPF filed its reply on September 3, 2024.
On November 15, 2024, the District Court stayed alter ego discovery from YPF, pending the Court’s consideration of supplemental briefing by YPF, the Republic and Plaintiffs on certain issues, including subject matter jurisdiction. The supplemental briefing was completed on January 24, 2025.
On June 30, 2025, the District Court granted Plaintiffs’ turnover motion, ordering the Republic to: (i) transfer its Class D shares of YPF to a global custody account at the Bank of New York Mellon (“BNYM”) in New York within 14 days of the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic’s ownership interests in its Class D shares of YPF to Plaintiffs or their designees within one business day of the date on which the shares are deposited into the account.
Also on June 30, 2025, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the District Court issued a similar order directing the Republic to turn over its Class A and Class D shares of YPF.
On July 10, 2025, the Republic filed with the Court of Appeals: (i) notices of appeal of the June 30, 2025 turnover orders in both Plaintiffs’ and Bainbridge Fund Ltd.’s proceedings; and (ii) emergency motions for a stay pending appeal of the June 30, 2025 turnover orders and an immediate administrative stay. On July 15, 2025, the Court of Appeals granted a temporary administrative stay of the turnover orders pending resolution of the stay motions. On August 15, 2025, the Court of Appeals granted a stay pending resolution of the Republic’s appeal of the June 30, 2025 turnover orders.

F - 8 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
33. CONTINGENT ASSETS AND LIABILITIES (cont.)

YPF is not a party to the aforementioned turnover proceedings.
On September 17, 2025, the District Court denied YPF’s request to permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic and ordered Plaintiffs and YPF to continue with the discovery process. The District Court’s decision does not decide the question of whether YPF is an alter ego of the Republic, which YPF strongly denies.
On October 1, 2025, YPF filed a motion for reconsideration of the September 17, 2025 order with the District Court arguing, among other things, that the District Court erred by overlooking binding precedent regarding the Court’s lack of subject matter jurisdiction. YPF also requested a stay of discovery from YPF. The Court granted the request for a stay of alter ego discovery from YPF pending resolution of YPF’s reconsideration motion.
On November 10, 2025, the District Court denied YPF’s motion for reconsideration of the September 17, 2025 order.
YPF has appealed the September 17, 2025, and November 10, 2025, orders, and those appeals have been consolidated. YPF filed its opening appeal brief on December 23, 2025. Briefing is scheduled to be complete on March 13, 2026, with oral argument calendared for the week of April 13, 2026. On December 23, 2025, the District Court granted YPF’s request to stay alter ego discovery from YPF pending these appeals.
On January 15, 2026, Plaintiffs filed a motion for sanctions and contempt against the Republic. Plaintiffs have asked, among other things, for the District Court to preclude the Republic from arguing that YPF and other instrumentalities are not alter egos of the Republic. Plaintiffs have also asked the Court to draw certain adverse inferences that Plaintiffs believe will help to support their alter ego theories. Briefing is scheduled to conclude on March 5, 2026. An evidentiary hearing is scheduled for April 21 to 23, 2026. YPF is not a party to this motion.
YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.
The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.
33.b.3) Claims before the CNDC

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

F - 8 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34. CONTRACTUAL COMMITMENTS
34.a) Exploitation concessions, transport concessions and exploration permits
In fiscal year ended December 31, 2025, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2025 are described below:
CENCH in the Province of Neuquén
On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-
Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.
Los Parlamentos
On September 19, 2025, the Company entered into a Settlement Agreement with the Province of Mendoza, through which: (i) the “Los Parlamentos” exploration permit was reverted, where existed outstanding commitments to be fulfilled for 14; and (ii) YPF undertakes the commitment to drill a well in the Vaca Muerta formation under the “CN VII/A” exploration permit, with an investment of up to 22; among others. The aforementioned agreement became effective on October 21, 2025, through notification to the Company of Decree No. 2,266/2025 of the Province of Mendoza.
The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.
34.b) Investment agreements and commitments and assignments
The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and commitments, and assignments executed in fiscal years ended December 31, 2025, 2024 and 2023 are described below:
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

F - 8 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
34. CONTRACTUAL COMMITMENTS (cont.)

LNG project
On May 2, 2025, YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG
Sub-Holding
Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-
Make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-
Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to closing conditions including, among others, the final future investment decision as provided in such agreement (“BBCA MKII”). On November 4, 2025, after the fulfillment of the closing conditions, the Bareboat Charter Agreement with Golar MKII Corporation became effective.

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years. In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.
As of the date of issuance of these consolidated financial statements, the shareholding in SESA is as follows: PAE (30%); Sur Inversiones Energéticas (25%); Pampa (20%); SE Argentina Holding B.V.,by transfer from Wintershall on July 24, 2025 (15%); and Golar Subholding (10%).
The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements, see Note 34.d).
34.c) Contractual commitments
The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, LPG and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for onerous contracts, if any, considering the compensations mentioned above, have been charged to net profit or loss for the period in which they are incurred.
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
As of December 31, 2025, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 699.

F - 8 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
34. CONTRACTUAL COMMITMENTS (cont.)

34.d) Granted guarantees
As of December 31, 2025, the Group issued bank guarantees for an amount of 40. YPF assumed other commitments for an amount of 12 in relation to compliance with obligations of its subsidiaries and joint ventures. Likewise, related to the 25% equity interest of Sur Inversiones Energéticas in SESA, on May 30, 2025 and October 27, 2025 the Company granted guarantees in favor of Golar Hilli Corporation for up to 137.5 and in favor of Golar MKII Corporation for up to 187.5, respectively, see Note 34.b).
On January 2024, YPF has opened a reserve and payment account in New York for holders of Class XXVIII NO, whose balance as of December 31, 2025 is 48, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.
Vaca Muerta Sur Project guarantee
On July 8, 2025, our associated VMOS signed an international syndicated loan for 2,000 to finance the construction of the Vaca Muerta Sur Project. As guarantee for the obligations assumed in this loan, VMOS’s shareholders, including YPF, have granted a fiduciary assignment of their VMOS’s shares as collateral for such financing, which will remain in force until the completion of the Vaca Muerta Sur Project.
35. MAIN REGULATIONS
The main regulatory framework under which the Group carries on its business activities is described below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.
35.a) Regulations applicable to the hydrocarbon industry
35.a.1) Hydrocarbons Law
Law No. 17,319 of 1967 and its numerous amendments, including Law No. 27,007 of 2014, establish the general principles governing the exploration, exploitation, industrialization, transportation, and commercialization of hydrocarbon resources in Argentina (“Hydrocarbons Law”). Likewise, in 2024, the Bases Law incorporated new amendments to the Hydrocarbons Law (see Note 35.l)). The most relevant aspects are as follows:

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

F - 8 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

Since the issuance of the Bases Law, the request for conversion of a conventional exploitation concession into an unconventional exploitation concession will only be available until December 31, 2028, and its term will be 35 years without extensions.
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
Since the issuance of the Bases Law, the legal figure of “transportation concession” is replaced by the figure of “transportation authorization”. Also, it establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Bases Law will continue under the legal figure of “concession” and governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-
Holders of exploration permits and exploitation concessions shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate up to 5% considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit or exploitation concession, to the tax regime established under the Hydrocarbons Law.

Since the issuance of the Bases Law, the royalties to be paid to the enforcement authority in exploitation concession bidding processes will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage at the bidder’s discretion.
Additionally, the fee for each square kilometer or fraction thereof that a holder of an exploration permit or an exploitation concession must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

-
Since the issuance of the Bases Law, international trade of hydrocarbons and/or its derivatives will be free, according to the terms and conditions established by the PEN, and exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection.

F - 8 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

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

-
Since the issuance of the Bases Law, hydrocarbon processing and natural gas storage activities are incorporated, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

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
Additionally, the Bases Law incorporated amendments to the Hydrocarbons Law regarding the regulations applicable to the transportation, processing, storage, distribution and commercialization of natural gas, which are described in Note 35.c.1).
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

-
In 2003, under Decree No. 546, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the provinces.

-
In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with Article 124 of the Argentine National Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the provinces and granted them right to administer such reservoirs.

F - 8 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

35.a.2) YPF Privatization Law
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
35.a.3) CENCH in the Province of Neuquén
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
35.b) Regulations applicable to the Downstream activities
35.b.1) Regulation related to liquid hydrocarbon exports
Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and SRH Resolution No.
E-241/2017,
as amended by SSHyC Resolution No. 329/2019.
In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.
On March 28, 2023, SE Resolution No. 175/2023 was published, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border crude oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.
Decree No. 1,057/2024 (see Note 35.l)) provided that the SE shall keep a record of the export operations that were notified, those that were objected to, and those that were actually carried out. This decree establishes that, until its repeal or modification is ordered, exclusively with regard to the registration of such operations, Decree No. 645/2002, SRH Resolution No.
E-241/2017
and its amendment Disposition No. 329/2019 of the SSHyC, and Resolution SE No. 175/2023 will continue to be applicable. In addition, it determines that the SE must make the corresponding regulatory adjustments for these and all other regulations referring to exports of hydrocarbons and/or their derivatives in order to comply with the objectives established in the Bases Law (see Note 35.l)) and the Hydrocarbons Law (see Note 35.a.1)).
In addition, the provisions regulating the export of hydrocarbons and/or their derivatives are described in the Hydrocarbons Law (see Note 35.a.1)).

F - 88
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil and gas company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend, on several occasions, the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until July 1, 2026. Therefore, the Company is currently executing the last activities in compliance with the applicable resolution, having completed those related to the La Plata Industrial Complex.
35.b.3) Regulatory framework associated with the LPG industry
Law No. 26,020 of 2005 (“LPG Law”), amended by Decree No. 446/2025, establishes the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declared of public interest by said law. It also establishes (i) the free import of LPG, (ii) the free export of LPG once the supply of the domestic market is ensured and (iii) the sale of LPG by producers to the domestic market up to the export parity price.
Under the LPG Law, the Argentine Government launched several incentive programs for the supply of the domestic market (see Note 35.f.2)).
35.c) Regulations applicable to natural gas and LNG activities
35.c.1) Transportation, processing, storage, distribution and commercialization of natural gas
Law No. 24,076 (“Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, as amended by the Bases Law (see Note 35.l)), regulate natural gas public transportation and distribution services.
The Gas Law created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.
Natural gas transportation and distribution systems are divided into 2 main natural gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Also, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.
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

F - 89
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

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
From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 35.f.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.
The sale of natural gas to the thermoelectric generation segment was regulated by former SE Resolution No. 95/2013, Article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA had provisionally been assigned the role to acquire and supply fuels without cost to generators which do not have natural gas supply contracts currently in force. From March 1, 2025, since SE Resolution No. 21/2025, generators are authorized to make their fuel purchases (see Note 35.d) “CAMMESA” section).
Also, sales to the industrial segment, as well as to the CNG segment (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.
Likewise, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) introduced the following amendments:

-
The figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs” was incorporated, and the possibility for holders of an underground natural gas storage permit to apply for a hydrocarbon transportation authorization was established.

-	The distinction of types of concessions, authorizations and transportation licenses was regulated, identifying natural gas transportation licenses and/or their extensions granted under the Gas Law.

-	The Hydrocarbons Law was amended incorporating the activities of processing and storage of natural gas, as described in Note 35.a.1).

-
The possibility to request authorization to transport hydrocarbons for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process.

F - 9 0
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
On December 14, 2020, Law No. 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.
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
Although the natural gas export regime was modified by numerous successive regulations since 2016, SE Resolution No. 774/2022 currently applies to natural gas exports, which specifies the terms and conditions of the Process to Award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.f.1)) to producers holding export licenses.
In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) approved natural gas exports following the same terms and conditions as for liquid hydrocarbon exports, as described in Note 35.a.1).
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

F - 9 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

LNG
In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) established a special regime for long-term firm export authorizations for LNG export permits, whose procedure was approved through SE Resolution No. 145/2025. The SE would have to verify the sufficiency of natural gas resources in Argentina to supply local demand and LNG export projects, and may oppose the request for export authorization, based on, among others, the lack of availability of natural gas to supply local demand. On April 21, 2025, SE Resolution No. 157/2025 was published, by which the SE approved the declaration of sufficiency of natural gas resources in Argentina that would supply local demand and LNG export projects for
63
years, which must be updated by the SE at least every 5 years.
When the SE does not object to a request, it will issue a “free LNG export authorization” granting firm export rights for 30 years from the start-up
of the liquefaction plant or its expansions, and may not be subject to interruptions, restrictions or redefinitions in the future, and which may be transferred to third parties if certain conditions are met.
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
In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) allowed the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional
20-year
period.
Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

F - 9 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

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
On December 23, 2019, Law No. 27,541 (“Solidarity Law”) was published, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTI and authorized the PEN to administratively intervene the ENARGAS for the term of 1 year, which was formalized by Decree No. 278/2020. The
1-year
term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

F - 9 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.
On April 28, 2023, ENARGAS Resolution No. 190/2023 was published, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.
On December 18, 2023, Decree No. 55/2023 was published, ordering the commencement of the RTI (see Note 35.e)).
ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.
On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025 - 2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.
On June 5, 2025, SE Resolution No. 241/2025 was published, which established that the transportation and distribution tariffs will be adjusted on a monthly basis according to the variations in the indexes established by ENARGAS in the RQT, which correspond to the variation in equal parts of the IPC and the Internal Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.
On June 6, 2025, ENARGAS Resolution No. 363/2025 was published, which approved: (i) the methodology for the monthly adjustment of tariffs; and (ii) the tariff charts to be applied by Metrogas effective as from June 6, 2025.
ENARGAS, through several resolutions, approved the tariff schemes to be applied by Metrogas on a monthly basis within the framework of the RQT in accordance with the provisions of ENARGAS Resolution No. 363/2025.
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

F - 94
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No.
508-E/2017
and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.
Decree No. 943/2025 (see Note 35.c.4)) repeals the current regulations that created the social tariff benefit program for residential users with lower payment capacity.
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
35.c.4) Targeted Energy Subsidy Scheme (“SEF”, by its acronym in Spanish)
On January 2, 2026, Decree No. 943/2025 was published, introducing the following amendments:

(i)
It unifies energy subsidies under national jurisdiction, creating the new SEF regime with the objective of providing vulnerable residential users with access to essential energy consumption, including natural gas, among others.

(ii)	It eliminates the segmentation of residential users provided for in ENARGAS Resolution No. 257/2025 and establishes the unification of their benefits into a single category.

(iii)
It established general subsidies to be applied to the Uniform Annual Price of natural gas (“PAU”) to be transferred to the tariff of beneficiaries for consumption from the effective date of the SEF. It also establishes additional subsidies for natural gas consumption for the year 2026.

(iv)	The current regulations on social tariffs are repealed.

(v)
As of the implementation of the SEF, the subsidies will apply exclusively to the annualized weighted average cost of the Plan GasAr 2023-2028 price, while no subsidies will apply to the supply cost derived from the LNG regasification or new natural gas contracts entered into outside the Plan GasAr 2023-2028.

The Decree gradually reinforces incentives for energy saving and conservation of natural resources by all households in the country, while advancing a targeted application of energy subsidies under national jurisdiction.

F - 95
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

The SEF regime formally entered into force on February 1, 2026, through Resolution SE No. 23/2026 and Resolution ENARGAS No. 48/2026. The SE, as the SEF enforcement authority, is empowered to issue the regulations and administrative acts necessary for the implementation of the criteria established in Decree No. 943/2025 and the restructuring of the subsidy regime.
35.d) Regulatory framework associated with electric power generation
The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.
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
ENRE is the agency regulating, auditing and controlling the electric power industry.
On July 7, 2025, Decree No. 450/2025 was published, which approves the following amendments to the Regulatory Framework associated with electric power generation: (i) maximum competition and free contracting is guaranteed to generators; (ii) supply contracts will be freely negotiated between the parties; (iii) the figure of “storer” is introduced as the owner of energy storage facilities; (iv) the figure of “free user” is introduced, who, together with large users, may contract independently and for own consumption the energy supply; (v) allows the PEN to authorize generators, distributors and/or large users to build, at their exclusive cost and to satisfy their own needs, a line and/or extension of the transmission grid, which will not provide a public transportation service; and (vi) the extensions of the SADI may be of free initiative and at the own risk of whoever executes them.
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
On January 28, 2025, SE Resolution No. 21/2025 was published, which, among other issues, provided that generators are authorized to make their fuel purchases, and their own fuels valued at the reference price and accepted in the Variable Cost of Production (“CVP” by its acronym in Spanish) statements will be recognized. Also, spot generators will be able to manage their own fuel and CAMMESA will continue to act as fuel supplier of last resort in the event that the spot generator opted not to do so.

F - 9 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

On October 21, 2025, SE Resolution No. 400/2025 was published, which approved the “Rules for the Standardization of the WEM and its Progressive Adaptation”, which detail among others the modifications for the management of fuels, the determination of prices and the operation of the term market and the spot market, as from November 1, 2025.
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

F - 9 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

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

35.e) Decree No. 55/2023 “Emergency in the National Energy Sector”
On December 18, 2023, Decree No. 55/2023 was published declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it would be effective until December 31, 2024. Such decree established: (i) the commencement of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.
On December 18, 2023, ENARGAS Resolution No. 704/2023 was published in order to put into consideration through public hearing: (i) the transitional adjustment of tariffs for the public service of natural gas transportation and natural gas distribution through networks; (ii) the transfer to tariffs of the price of purchased natural gas; (iii) the determination of the monthly price update for tariffs of the public service of natural gas transportation and natural gas distribution through networks; (iv) the treatment of the impact of the price of natural gas on UNG; and (v) the reversal of the Gasoducto Norte pipeline. On February 15, 2024, ENARGAS Resolution No. 52/2024 was published which declared the validity of the aforementioned public hearing and established that the approval of the transitory tariffs will take place within 30 days of the publication of this resolution.
On November 20, 2024, Decree No. 1,023/2024 was published extending the emergency of the national energy sector until July 9, 2025. Also, it provided: (i) the extension of the intervention of ENRE and ENARGAS until the constitution, commencement and appointment of the members of the Board of Directors of National Regulatory Agency for Gas and Electricity (“ENRGE”, by its acronym in Spanish); and (ii) that the entry into force of the tariff schemes resulting from the RTI initiated pursuant to Decree No. 55/2023 could not exceed form July 9, 2025.
On June 2, 2025, Decree No. 370/2025 was published extending the emergency of the national energy sector until July 9, 2026. It also provided for the extension of the intervention of ENRE and ENARGAS until July 9, 2026 or until the constitution, commencement and appointment of the members of the Board of Directors of the ENRGE.
On July 7, 2025, Decree No. 452/2025 was published, establishing the ENRGE and granting a term of 180 days for its commencement of operations.
On January 27, 2026, Decree No. 49/2026 was published extending the emergency of the national energy sector until December 31, 2027 and establishing a maximum price for the sale on the domestic market of natural gas resulting from the regasification of imported LNG for supply during the winter periods of 2026 and 2027.

F - 9 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

35.f) Incentive programs for hydrocarbon production
35.f.1) Incentive programs for natural gas production
With the purpose of increasing production and the offer of natural gas in the domestic market, considering the Argentina’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:
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
On December 16, 2020, SE Resolution No. 391/2020 (supplemented by SE Resolution No. 447/2020) was published, which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm
3
(20.9 Mm
3
/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of 30 Mm
3
/d). From the total committed volume, 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.
On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the such annex.
As of December 31, 2025, the Company has received compensations from the National Government for an accumulated total amount of 483.

F - 9 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)
On November 4, 2022, Decree No. 730/2022 was published, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and buyers, ensuring free price formation and price transparency under Plan GasAr 2023-2028, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.
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
3
/d (“Peak Gas 2024”) under the Plan GasAr 2023-2028.
On September 27, 2023, SE Resolution No. 799/2023 was published, awarding the Company monthly volumes of natural gas supply to the Northwest basin for the October 2023 - December 2028 period under the Plan GasAr 2023-2028.
On March 27, 2024, SE Resolution No. 41/2024 was published, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.
On 5 June 2024, SE Resolution No. 93/2024 was published, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.
On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 35.c.3).
The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users
in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

F - 100
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

The SE, through several complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of said fuel will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.
On December 29, 2025, SE Resolution No. 606/2025 was published, establishing amendments to the Plan GasAr 2023-2028 applicable to producers who voluntarily agree to the transfer of natural gas purchase agreements that ENARSA has with said producers and distributors, establishing a direct relationship between them, without ENARSA’s intermediation. Once the transfer is complete, producers will receive monthly payments for the portion of the injection price charged by the National Government corresponding to the volumes delivered to distributors, through the compensation mechanism established in the Plan GasAr 2023-2028.
On January 23, 2026, Decree No. 26/2026 was published, establishing that the National Government may assume responsibility for the monthly payment of a portion of the PAU (see Note 35.c.4)) defined by the SE within the framework of the Plan GasAr 2023-2028 in order to reduce the cost of natural gas payable by the end user. The SE will determine, with the assistance of ENARGAS, the amount that may be equal to, less than, or greater than the market price resulting from the auction awards adjusted for the seasonal factor. The difference between the defined PAU and the market price resulting from the auction awards adjusted for the seasonal factor, regardless of whether it is positive or negative, will be borne by the National Government or deducted from the amount payable by it, as appropriate.
As of December 31, 2025, the Company has received compensations from the National Government for an accumulated total amount of 80.
35.f.2) Incentive programs for the domestic supply of LPG
With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to low-income
users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:
Bottle-to
Bottle Program
Concerning the bottled LPG segment, the LPG Law (see Note 35.b.3)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, and
15-kg
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
On August 19, 2024, SE Resolution No. 216/2024 was published, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with an uncapped reference price system.
On January 24, 2025, SE Resolution No. 15/2025 was published, which established that producers’ sales prices to fractionators must not exceed the export parity price. Likewise, producers must ensure that LPG is continuously and sufficiently available for the domestic market.

F - 10 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

Propane Network Agreement
In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the Ministry of Economy entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Several laws and/or decrees were authorized to extend this agreement. In 2025, a new amendment to the Propane Networks Agreement was signed, extending its term until December 31, 2025.
35.f.3) Investment Promotion Regime for the Exploitation of
Hydrocarbons
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
The following are the main benefits established for entities reached by this regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the commencement of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of Article 6 of Law No. 17,319, entities included in the regime will be entitled to obtain, from fifth year following the approval and commencement of their respective projects with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable. See Note 35.j), “Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013” section.
35.g) Investment incentive programs
Large Investment Incentive Regime (“RIGI”)
The Bases Law (see Note 35.l)) created the RIGI, regulated by Decree No. 749/2024 published on August 23, 2024 and its amendments, General Resolution No. 1,074/2024 of the Ministry of Economy published on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.
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

F - 10 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

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
As of the date of issuance of these consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of two floating natural gas liquefaction plants to obtain LNG.

-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.

-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.
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
On February 19, 2026, Decree No. 105/2026 was published, introducing amendments to the RIGI mainly for hydrocarbon exploration and exploitation projects registered in the RIGI in accordance with the Basic Law. The most relevant aspects are as follows:

-	The possibility of accessing the RIGI is extended for one year, until July 2027.

-	It regulates a specific regime for activities related to the hydrocarbon industry that meet certain conditions defined in said decree.

-	The minimum amount for offshore projects is reduced.

-	The application of certain RIGI tax benefits to the hydrocarbon sector is modified, including accelerated depreciation, among others.

-	Certain aspects of the tax and exchange treatment of Argentine companies are aligned with VPUs.

-	It is recognized that infrastructure with pre-existing projects does not constitute non-compliance, provided that traceability and technical/economic separation exist.

-
Specific customs benefits are regulated, such as importation without duties or quotas for capital goods, inputs, and spare parts. Duty exemption requires an independent technical report to justify goods not listed as capital goods.

-	Suppliers under the regime may import up to 50% of intermediate goods, which may be increased with authorization.

-	The operational framework for exchange rate benefits is defined, with rules for the free availability of foreign currency, debt repayment, and transfers abroad.

-	The enforcement authority and evaluation procedures are determined, granting the Ministry of Energy a central role in approval, monitoring, and sanctioning.

F - 103
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

35.h) Tax regulations
35.h.1) Income tax
Law No. 27,468, published on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2025, 2024 and 2023 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.
On June 16, 2021 Law No. 27,630 was published, introducing the following amendments to the Income Tax Law:

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
Income tax
pre-payment
for taxpayers with extraordinary income
On July 21,
2023
, AFIP General Resolution No. 5,391/2023 was published, establishing a one-time
extraordinary
pre-payment
on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million of pesos; and (ii) have not determined any income tax. This extraordinary pre-payment
is estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment
is to be recorded, without considering tax loss carryforwards.
Budget Law 2023 - Deferral of tax adjustment for inflation
On December 1, 2022, Law No. 27,701 was published, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million of pesos.
35.h.2) Personal assets tax - Substitute taxpayer
Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders and is based on the equity value (following the equity method), or the carrying amount of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.
35.h.3) Fuels tax
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
Later, under the Law No. 27,430 (“Tax Reform”), the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

F - 104
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)
On June 16, 2022, Decree No. 329/2022 was published, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax.
On February 22, 2023, Decree No. 86/2023 was published, through which the RIAIC is reestablished, recognizing an amount equivalent to what refining companies and/or integrated refiners must pay as fuel tax for diesel and gasoline imports made between January 1 and February 28, 2023, which could be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said decree and its corresponding regulation.
On July 10, 2023, SE Resolution No. 570/2023 was published, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023, to April 30, 2023, that meet certain requirements established in said decree and its corresponding regulation.
On September 7, 2023, Decree No. 461/2023 was published, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023, to October 31, 2023, that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published, which extended the effective term of the provisions of Decree No. 461/2023 for all import operations of diesel and/or gasoline carried out until November 30, 2023.
35.h.4) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)
On July 24, 2023, Decree No. 377/2023 was published, through which the scope of the PAIS Tax established by Law No. 27,541 of 2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.
The rates applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents;
(ii) 7.5% for contracting, abroad or in the country by
non-residents,
freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations. On December 13, 2023, Decree No. 29/2023 was published, which increased the rates mentioned in items (ii) and (iii) to 17.5%.
On September 2, 2024, Decree No. 777/2024 was published, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents,
freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.
On December 24, 2024, the PAIS Tax ceased to be in effect.
35.h.5) Tax benefits for price agreements
On August 26, 2023, Decree No. 433/2023 was published, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy or adjusting those agreements already in effect. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.
35.i) Customs regulations
35.i.1) Export duties
Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and related to Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such decrees and their supplementary regulations (see Note 35.j)).
Hydrocarbons
Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

F - 10 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

On May 19, 2020, Decree No. 488/2020 was published, establishing a floating rate for hydrocarbon export duties ranging from 0% (when the Brent crude oil price is equal to or below 45 US$/bbl) to 8% (when the Brent crude oil price is equal to or above 60 US$/bbl). Decree No. 488/2020 was effective until December 2021, however, export duties established in such decree continue to be applied in the absence of new regulations.
On December 31, 2020, Decree No. 1,060/2020 was published, establishing a 4.5% export duty rate on goods included in Chapter 29 of the Mercosur Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.
On January 29, 2026, Decree No. 59/2026 was published, establishing new export duties for conventional crude oil ranging from 0% (when the Brent crude oil price is equal to or below US$65/bbl) to 8% (when the Brent crude oil price is equal to or above US$80/bbl), repealing the rate established in Decree No. 488/2020 for this type of crude oil. The regulation came into effect on February 20, 2026, through Resolution SE No. 42/2026.
Agricultural products
On March 4, 2020, Decree No. 230/2020 was published, which established a 33% tax (maximum tax rate allowed under Law No. 27,541) on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.
On October 5, 2020, Decree No. 790/2020 was published, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively. Such export duties were in force from January 2023.
On January 27, 2025, Decree N° 38/2025 was published, which established a temporary reduction in export duties for products such as soybean, soybean byproducts, grains, among others. The new rates were fixed at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum, until June 2025.
On July 31, 2025, Decree No. 526/2025 was published, which established the permanent reduction in export duties established by Decree No. 38/2025. As from such date, the rates are set at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum.
On December 12, 2025, Decree No. 877/2025 was published, by which export duties on soybean, soybean byproducts, grains, among others were set. As from such date, the rates were set at 24% for soybean, 22,5% for soybean byproducts such as soybean oil and soybean meal, 8,5% for corn and sorghum, and 7,5% for wheat.
35.i.2) Customs collections
On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.
In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.
On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the SE to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.

F - 10 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

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
35.j) Regulations related to the Foreign Exchange Market
All foreign exchange transactions are subject to the requirements and regulations set forth in the ordered text on Foreign Exchange and Foreign Trade of the BCRA (“Foreign Exchange Regulations”).
Through these regulations, the BCRA establishes that access to the Foreign Exchange Market to purchase foreign currency and/or make transfers abroad requires prior approval, except for certain exceptions that comply with the conditions established in the Foreign Exchange Regulations, including:

-	The acquisition of shares in the capital stock of local and/or foreign companies.

-	The payment of freight services for goods export operations.

-	The payment of interest accrued as of January 1, 2025.

-	The collection of export proceeds for the payment of principal and interest on foreign financial debt.

-	Prepayment of principal and interest on foreign financial debt more than three business days prior to maturity.

-
Prepayment of principal and interest on certain local financial debt in foreign currency, simultaneously requiring the settlement of funds for the issuance of new local financial debt in foreign currency.

-
The payment, in Argentina or abroad, of principal and interest on debt through the issuance of debt securities in foreign currency, provided that such securities have been fully subscribed abroad and all funds obtained have been settled through the Foreign Exchange Market.

-	The payment of dividends to non-resident shareholders accrued from fiscal years beginning on or after January 1, 2025.

-	The payment of imports of goods with customs entry registration as of December 13, 2023, and services provided and/or accrued as of that date.
Additionally, in order to access the Foreign Exchange Market, the BCRA requires the presentation of a sworn statement confirming that: (i) all foreign currency holdings in Argentina are deposited in local bank accounts, and that there are no liquid assets available abroad and/or Argentine certificates of deposit representing foreign shares (“CEDEAR”) for an aggregate amount in excess of US$ 100,000; (ii) in the 90 calendar days prior to accessing the Foreign Exchange Market, it has not executed certain sales transactions with settlement in foreign currency, exchange for foreign assets, acquisition with pesos of securities issued by non-residents,
CEDEARs, private debt securities issued abroad, deliveries of funds in local currency or other local assets in exchange for foreign assets, crypto assets, and/or securities deposited abroad, and the commitment is required not to carry out this type of transaction within 90 calendar days after accessing the Foreign Exchange Market, plus a commitment not to execute such transactions within 90 calendar days of accessing the Foreign Exchange Market; (iii) in the 90 calendar days prior to accessing the Foreign Exchange Market, no deliveries of funds in pesos or other liquid local assets were made in Argentina to direct controllers or members of the economic group.
Likewise, during 2025, the BCRA announced other measures to make the foreign exchange rate regime more flexible, including: (i) the dollar exchange rate on the Foreign Exchange Market may fluctuate between a minimum and maximum range, eliminating the crawling peg adjustment mechanism; and (ii) the “blend” dollar is eliminated (see section “Export Increase Program”).
Furthermore, funds received from abroad originating from certain transactions must be settled through the Foreign Exchange Market, under the conditions and terms established by the BCRA in the Foreign Exchange Regulations.

F - 10 7
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
35. MAIN REGULATIONS (cont.)

Export Increase Program
In relation to settlements through the Foreign Exchange Market of funds received from abroad, from October 2023 to April 2025, the proceeds from exports of certain goods and services related to the hydrocarbon industry, pre-financing
and/or post-financing of exports or advance payments of exports, among others, made under the Export Increase Program could be partially used for the purchase and sale of securities quoted in foreign currency and settled in pesos at the percentages and terms determined in the Foreign Exchange Regulations, with the remaining percentage to be settled on the Foreign Exchange Market.
In April 2025, the Export Increase Program was repealed, and as of that date, payments for exports of goods and services, pre-financing
and/or post-financing of exports, or advance payments for exports must be deposited and settled in full through the Foreign Exchange Market within a general period of
20
days.
Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013
On December 13, 2024, the BCRA issued Communication “A” 8,155 that allows exporters that have a project included in the Investment Promotion Regime for the Exploitation of Hydrocarbons established by Decree No. 929/2013 to obtain compliance before the financial entity for the part of the export permit that is covered by “Certificate Decree 929/2013” issued under the provisions of Resolution No. 26/2023 of the SE. See Note 35.f.3).
35.k) Decree of Necessity and Urgency (“DNU”, by its acronym in Spanish) No. 70/2023
On December 21, 2023, Decree No. 70/2023 was published, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (i) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuels signed between oil and gas companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.
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
35.l) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No. 1,057/2024 (“Decree No. 1,057/2024”)
On July 8, 2024, the Bases Law was published, which introduced several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the National State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1), 35.b.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.g)); and (vii) a labor and union reform.
On November 28, 2024, Decree No. 1,057/2024 was published, which regulated various aspects of the Bases Law. See Notes 35.a.1), 35.b.1) and 35.c.1).
The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

F - 10 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The tables below presents the balances with associates and joint ventures as of December 31, 2025, 2024 and 2023:

	2025
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non- current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	6	6	-	4	32	-	-
Profertil (1)	-	-	-	-	-	-	-	-
MEGA	-	-	33	-	-	-	-	3
Refinor (2)	-	-	-	-	-	-	-	-
OLCLP (3)	-	-	-	-	-	-	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	1	-	-	-	4	-	-
OTC	-	-	-	-	-	-	-	-

	-	7	39	-	4	36	-	3

Associates:
CDS	-	-	1	-	-	-	-	-
YPF Gas	-	-	10	-	-	1	-	-
Oldelval	154	13	-	-	4	33	-	-
Termap	-	-	-	-	-	2	-	-
GPA	-	-	-	-	-	2	-	-
OTAMERICA	46	-	1	-	1	3	-	-
Gas Austral	-	-	-	-	-	-	-	-
VMOS	-	16	53	-	-	-	44	-

	200	29	65	-	5	41	44	-

	200	36	104	-	9	77	44	3

	2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non- current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	4	-	3	43	-	-
Profertil (1)	-	-	14	-	-	17	-	-
MEGA	-	-	50	-	-	1	-	16
Refinor (2)	-	-	11	-	-	1	-	-
OLCLP (3)	-	-	-	-	-	3	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	-	-	-	-	2	-	-
OTC	-	-	-	-	-	-	-	-

	-	5	79	-	3	67	-	16

Associates:
CDS	-	-	1	-	-	-	-	-
YPF Gas	-	1	20	-	-	1	-	-
Oldelval	140	4	-	-	4	13	-	-
Termap	-	-	-	-	-	3	-	-
GPA	-	-	-	-	-	4	-	-
OTAMERICA	19	8	-	-	-	4	-	-
Gas Austral	-	-	-	-	-	-	-	-
VMOS	-	17	-	-	-	-	-	-

	159	30	21	-	4	25	-	-

	159	35	100	-	7	92	-	16

F - 1 0 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non- current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	5	4	-	39	-	-
Profertil (1)	-	-	15	-	-	15	-	-
MEGA	-	-	15	-	-	-	-	3
Refinor (2)	-	-	12	-	4	1	-	-
OLCLP (3)	-	-	-	-	-	2	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	-	-	-	-	1	-	-
OTC	-	-	-	-	-	1	-	-

	-	5	47	4	4	59	-	3

Associates:
CDS	-	-	-	-	-	-	-	-
YPF Gas	-	1	6	-	-	1	-	-
Oldelval	43	-	-	4	-	10	-	-
Termap	-	-	-	-	-	2	-	-
GPA	-	-	-	-	-	1	-	-
OTAMERICA	-	-	-	-	-	4	-	-
Gas Austral	-	-	-	-	-	-	-	-
VMOS	-	-	-	-	-	-	-	-

	43	1	6	4	-	18	-	-

	43	6	53	8	4	77	-	3

(1)	See Note 3.
(2)	Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.
(3)	Since June 4, 2025, OLCLP is a subsidiary of YPF, see Note 3.

F - 1 1 0
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below present the transactions with associates and joint ventures as of December 31, 2025, 2024 and 2023:

	2025			2024			2023
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	22	134	-	25	110	-	24	115	1
Profertil (1)	74	110	-	100	121	-	73	135	-
MEGA	366	1	-	362	10	-	256	3	1
Refinor (2)	59	10	-	68	11	2	94	22	-
OLCLP (3)	-	5	-	1	14	-	1	13	-
Sustentator	-	-	-	-	-	-	1	-	-
CT Barragán	-	-	-	-	-	-	-	-	-
OTA	-	23	-	-	20	-	-	8	-
OTC	-	-	-	-	-	-	-	3	-

	521	283	-	556	286	2	449	299	2

Associates:
CDS	7	-	-	1	-	-	-	-	-
YPF Gas	86	3	-	67	3	-	52	6	1
Oldelval	1	122	-	1	62	-	-	60	-
Termap	-	20	-	-	23	-	-	22	-
GPA	-	23	-	-	21	-	-	16	-
OTAMERICA	4	47	-	-	30	-	-	26	-
Gas Austral	3	-	-	3	-	-	3	-	-
VMOS	84	-	-	-	-	-	-	-	-

	185	215	-	72	139	-	55	130	1

	706	498	-	628	425	2	504	429	3

(1)	On December 18, 2025, YPF sale its equity participation in Profertil. Transactions up to that date are presented in the joint venture section, see Note 3.
(2)	Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.
(3)	Since June 4, 2025, OLCLP is a subsidiary of YPF, see Note 3.

F - 11 1
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Clients / Suppliers	Ref.	2025	2024	2023	2025	2024	2023
SE	(1) (16)	41	20	23	148	150	195
SE	(2) (16)	1	6	2	6	6	6
SE	(3) (16)	-	-	-	-	-	-
SE	(4) (16)	4	5	4	10	10	7
SE	(5) (16)	5	7	8	-	-	-
Secretary of Transport	(6) (16)	4	-	2	-	3	25
ARCA	(7) (16)	-	-	20	-	-	83
Secretary of Industry	(8) (16)	-	-	-	-	-	-
CAMMESA	(9)	87	80	59	429	443	374
CAMMESA	(10)	(1)	(2)	(3)	(16)	(46)	(49)
ENARSA	(11)	127	67	25	294	223	141
ENARSA	(12)	(33)	(68)	(62)	(40)	(63)	(52)
Aerolíneas Argentinas S.A.	(13)	33	27	43	297	319	383
Aerolíneas Argentinas S.A.	(14)	-	-	-	-	-	(1)
Agua y Saneamientos Argentinos S.A.	(15)	-	-	2	-	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1).
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement“ section.
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

(4)	Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users, see Note 35.c.3).
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1).
(6)
Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(7)	Benefits of the RIAIC. See Note 35.h.3).
(8)
Incentive for domestic manufacturing of capital goods, for the benefit of AESA, through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.

(10)	Purchases of electrical energy.

(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.

(12)	Purchases of natural gas and crude oil.

(13)	Sales of jet fuel.

(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.

(15)	Receivables for sales of assets.

(16)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section.

(17)	Do not include, if applicable, the provision for doubtful trade receivables.
Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.
Also, as of December 31, 2025, the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA Bonds (BOPREAL, for its acronym in spanish), and National Treasury Bonds (BONCAP) issued by the National Government identified as investments in financial assets (see Note 15).
Likewise, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities, and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

F - 11 2
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
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
During fiscal years 2025, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 368, 508 and 453, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2025, 2024 and 2023 amounts to 13, 63 and 38, respectively.
On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which established an exceptional, transitory and unique payment regime for the balance of the WEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the WEM’s creditors, and instructed CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be canceled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Government to the “Fondo Unificado con Destino al Fondo de Estabilización”.
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
The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2025, 2024 and 2025:

	2025	2024	2023
Short-term benefits (1)	25	28	10
Share-based benefits (2)	27	30	1
Post-retirement benefits	1	1	-
Termination benefits	3	-	3

	56	59	14

(1)	Does not include social security contributions of 6, 6 and 2 for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)	Includes Value Generation Plan, see Note 37.

F - 11 3
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

•	Retirement plan
Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to an investment fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or implied obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.
The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.
The amount charged to expense related to the Retirement Plan was 4, 4 and 3 for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Short-term benefit programs
The Group has short-term benefit cash payment programs applicable to certain employees. These programs are mainly based on the fulfillment of vice-presidency and unit objectives and may be increased based on individual performance. They are calculated considering the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable compensation program based on the Group’s results (“CVR”, by its acronym in Spanish) was implemented, to be paid whenever these results are positive.
The amount charged to expense related to the short-term benefit programs was 189, 154 and 111 for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Share-based benefit plans
From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee subject to continued service for the period defined in the plan (period of up to 3 years from the grant date, “service period”), being this the only necessary condition to access the agreed final retribution.
Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2025, 2024 and 2023, is as follows:
Plan 2020 - 2023
At its meeting held on November 10, 2020, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	-	350,796
- Granted	-	-	-
- Settled	-	-	(271,817)
- Expired	-	-	(78,979)

Amount at the end of the fiscal year	-	-	-

Expense recognized during the fiscal year	-	-	-	(1)

(1)	Registered value less than 1.
The fair value of the share on the original grant date amounted to 4.75.

F - 11 4
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2021 - 2024
At its meeting held on September 23, 2021, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	478,097	818,823
- Granted	-	-	50,037
- Settled	-	(394,359)	(367,371)
- Expired	-	(83,738)	(23,392)

Amount at the end of the fiscal year	-	-	478,097

Expense recognized during the fiscal year	-	5	17
The fair value of the share amounted to 27.70 and 20.42 as of December 31, 2024 and 2023, respectively. The 2021-2024 Plan was defined as payable in cash. Such change in the conditions of the plan did not have any significant effects.
Plan 2022 - 2025
At its meeting held on September 15, 2022, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

	2025	2024	2023
Amount at the beginning of the fiscal year	297,336	641,161	962,150
- Granted	622	890	69,176
- Settled	(267,819)	(301,392)	(320,649)
- Expired	(30,139)	(43,323)	(69,516)

Amount at the end of the fiscal year	-	297,336	641,161

Expense recognized during the fiscal year	1	2	2
The fair value of the share on the original grant date amounted to 6.67.
Plan 2023 - 2026
At its meeting held on August 16, 2023, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.

	2025	2024	2023
Amount at the beginning of the fiscal year	436,175	720,368	-
- Granted	3,429	48,785	778,756
- Settled	(218,192)	(260,960)	(7,473)
- Expired	(14,444)	(72,018)	(50,915)

Amount at the end of the fiscal year	206,968	436,175	720,368

Expense recognized during the fiscal year	3	3	1
The fair value of the share on the original grant date amounted to 14.63.
Plan 2024 - 2027
At its meeting held on August 7, 2024, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2024-2027 effective for 3 years from August 1, 2024.

	2025	2024	2023
Amount at the beginning of the fiscal year	1,002,892	-	-
- Granted	19,181	1,002,892	-
- Settled	(388,274)	-	-
- Expired	(32,039)	-	-

Amount at the end of the fiscal year	601,760	1,002,892	-

Expense recognized during the fiscal year	6	2	-
The fair value of the share on the original grant date amounted to 18.14.

F - 11 5
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)
37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2025 - 2028
At its meeting held on October 9, 2025, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2025-2028 effective for 3 years from August 1, 2025.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	-	-
- Granted	676,090	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year	676,090	-	-

Expense recognized during the fiscal year	4	-	-
The fair value of the share on the original grant date amounted to 34.35.
The weighted average remaining contractual life of the plans outstanding as of December 31, 2025, 2024, and 2023 amounts to 1.9, 2.0, and 1.7 years, respectively.
In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this plan, the Company granted 4.6 million PSARs to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company, and its design and implementation were advised by an international consulting firm specializing in human resources management.
As of December 31, 2025 and 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 20.8 per PSARs. The amount charged to expense in relation with Value Generation Plan was 25 and 33, for the fiscal year ended December 31, 2025 and 2024, respectively. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.
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

F - 11 6
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38. SUBSEQUENT EVENTS
Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)
On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol, whereby: (i) YPF agreed to transfer 44.44% of shares in VMI to Pluspetrol; and (ii) Pluspetrol assigns to YPF 50% of its interest in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions, which corresponds to 100% of Pluspetrol’s interest in those blocks. As of the date of issuance of these consolidated financial statements, this agreement is subject to the fulfillment of closing conditions, including the issuance of a Provincial Decree authorizing the transfer of these blocks.
Issuance of ON
On January 27, 2026, the Company issued Additional Class XXXIV NO in the international market, maturing in January 2034, for a nominal amount of 550. The NO were issued at a price of 100.789%, resulting in a yield of 8.10%. The principal will be amortized in 3 consecutive annual installments of 30% in January 2032, 30% in January 2033, and the remaining 40% in January 2034.
On February 19, 2026, the Company issued Additional Class XLII NO in the local market, maturing in March 2029, for a nominal amount of 161. The NO were issued at a price of 102.86%, resulting in a yield of 6.50%. The principal will be amortized in a single installment upon maturity.
Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks
On February 1, 2026, YPF entered into a share purchase and sale agreement with Vista Energy S.A.B. de C.V. (“Vista”), whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 16.3% of the shares and capital stock of Equinor Argentina S.A.U., owner of 30% of the “Bandurria Sur” exploitation concession.
Likewise, on the same date, YPF entered into an asset purchase agreement for the acquisition from Vista of a 15% stake in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.
The consideration for both transactions amounts to 163, subject to a price adjustment at the closing of the transaction and a contingent price defined in said agreements.
If the conditions precedent are met, YPF will acquire: (i) indirectly, through its 16.3% stake in Equinor Argentina S.A.U., a 4.9% stake in the “Bandurria Sur” block, which, added to its current direct interest, will total 44.9% in that block; and (ii) a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” blocks, which, added to its current interest, will total 65% in those blocks.
As of the date of issuance of these consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the fiscal year ended as of December 31, 2025, should have been considered in such financial statements under IFRS.
These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on February 26, 2026.

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
Oil and gas reserves
Proved oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that the project will commence within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.
Information on net proved reserves as of December 31, 2025, 2024 and 2023 was calculated in accordance with the SEC rules and FASB ASC 932 rules. Accordingly, crude oil prices used to determine reserves were calculated for crude oils of different quality produced by the Company. Consequently, to calculate our net proved reserves as of December 31, 2025, the Company considered, according to the SEC rules and FASB ASC 932 rules, the unweighted average realized price of crude oils for each month within the
12-month
period ended December 31, 2025, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.
The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-month
period average ended December 31, 2025 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2023-2028 for certain blocks in certain basins, which will be in effect until their corresponding termination dates. See Note 35.f.1) to the Audited Consolidated Financial Statements.
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
Technology used in establishing proved reserves additions
YPF’s estimated proved reserves as of December 31, 2025, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data used also includes subsurface information obtained through indirect measurements, such as high-quality
2-D
and
3-D
seismic data calibrated using available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Reserves sensitivity
The impact of negative future fluctuations of oil and gas prices, and operating costs, in the estimated proved reserves, may be captured through a reserves sensitivity estimate.
Assuming all other factors remain constant, if commodity reference prices for crude oil used in our year-end
reserve estimates were decreased by 10%, our total proved reserves as of December 31, 2025 would decrease by approximately 1.3%.
If natural gas prices used in our
year-end
reserve estimates decreased by 10%, our total proved reserves as of December 31, 2025 would decrease by approximately 1.2%.
Furthermore, assuming all other factors remain constant, if costs used in our year-end
reserve estimates increased by 10% for crude oil and natural gas, our total proved reserves as of December 31, 2025 would decrease by approximately 1.6%.
However, if we combine the three aforementioned effects, our total proved reserves as of December 31, 2025 would decrease by approximately 3.0%.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in YPF’s estimated net proved reserves
The table below sets forth information regarding changes in YPF’s net proved reserves for the year ended as of December 31, 2025, 2024 and 2023, by hydrocarbon product:

	For the year ended December 31,
	(millions of barrels)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil and condensate
Consolidated entities
As of January 1,	548	-	548	546	-	546	606	-	606
Developed	284	-	284	263	-	263	262	-	262
Undeveloped	264	-	264	283	-	283	344	-	344
Revisions of previous estimates (1)	(38)	-	(38)	10	-	10	(63)	-	(63)
Extensions and discoveries	286	-	286	99	-	99	75	-	75
Improved recovery	5	-	5	(2)	-	(2)	17	-	17
Purchase of minerals in place	4	-	4	-	-	-	-	-	-
Sale of minerals in place	(34)	-	(34)	(11)	-	(11)	-	-	-
Production for the year (2)	(93)	-	(93)	(94)	-	(94)	(89)	-	(89)

As of December 31, (3)	678	-	678	548	-	548	546	-	546
Developed	315	-	315	284	-	284	263	-	263
Undeveloped	363	-	363	264	-	264	283	-	283
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil and condensate
Consolidated and Equity-accounted entities
As of January 1,
Developed	284	-	284	263	-	263	262	-	262
Undeveloped	264	-	264	283	-	283	344	-	344

Total	548	-	548	546	-	546	606	-	606
As of December 31,
Developed	315	-	315	284	-	284	263	-	263
Undeveloped	363	-	363	264	-	264	283	-	283

Total	678	-	678	548	-	548	546	-	546

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Crude oil production for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 12, 13 and 12 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved crude oil reserves of consolidated entities for the years ended on December 31, 2025, 2024 and 2023 includes an estimated of 84, 71 and 72 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
NGLs
Consolidated entities
As of January 1,	69	-	69	74	-	74	77	-	77
Developed	44	-	44	41	-	41	36	-	36
Undeveloped	25	-	25	33	-	33	41	-	41
Revisions of previous estimates (1)	6	-	6	(1)	-	(1)	5	-	5
Extensions and discoveries	16	-	16	12	-	12	8	-	8
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	(1)	-	(1)	-	-	-	-	-	-
Production for the year (2)	(16)	-	(16)	(16)	-	(16)	(16)	-	(16)

As of December 31, (3)	74	-	74	69	-	69	74	-	74
Developed	42	-	42	44	-	44	41	-	41
Undeveloped	32	-	32	25	-	25	33	-	33
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
NGLs
Consolidated and Equity-accounted entities
As of January 1,
Developed	44	-	44	41	-	41	36	-	36
Undeveloped	25	-	25	33	-	33	41	-	41

Total	69	-	69	74	-	74	77	-	77
As of December 31,
Developed	42	-	42	44	-	44	41	-	41
Undeveloped	32	-	32	25	-	25	33	-	33

Total	74	-	74	69	-	69	74	-	74

(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
NGLs production for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 2, 2 and 2 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
NGLs reserves of consolidated entities for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 10, 9 and 10 Mbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas
Consolidated entities
As of January 1,	2,688	-	2,688	2,536	-	2,536	2,826	-	2,826
Developed	1,627	-	1,627	1,656	-	1,656	1,637	-	1,637
Undeveloped	1,061	-	1,061	880	-	880	1,189	-	1,189
Revisions of previous estimates (1)	(148)	-	(148)	(144)	-	(144)	(80)	-	(80)
Extensions and discoveries	899	-	899	781	-	781	257	-	257
Improved recovery	*	-	*	*	-	*	-	-	-
Purchase of minerals in place	49	-	49	-	-	-	-	-	-
Sale of minerals in place	(35)	-	(35)	(1)	-	(1)	-	-	-
Production for the year (2)	(467)	-	(467)	(484)	-	(484)	(467)	-	(467)

As of December 31, (3)	2,986	-	2,986	2,688	-	2,688	2,536	-	2,536
Developed	1,597	-	1,597	1,627	-	1,627	1,656	-	1,656
Undeveloped	1,389	-	1,389	1,061	-	1,061	880	-	880
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (1)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (2)	-	-	-	-	-	-	-	-	-

As of December 31, (3)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(billions of standard cubic feet)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Natural gas
Consolidated and Equity-accounted entities
As of January 1,
Developed	1,627	-	1,627	1,656	-	1,656	1,637	-	1,637
Undeveloped	1,061	-	1,061	880	-	880	1,189	-	1,189

Total	2,688	-	2,688	2,536	-	2,536	2,826	-	2,826
As of December 31,
Developed	1,597	-	1,597	1,627	-	1,627	1,656	-	1,656
Undeveloped	1,389	-	1,389	1,061	-	1,061	880	-	880

Total	2,986	-	2,986	2,688	-	2,688	2,536	-	2,536

(*)	Not material (less than 1).
(1)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and gas reserves are considered prospectively in the calculation of depreciation.
(2)
Natural gas production for the years ended on December 31, 2025, 2024 and 2023 includes an estimated of 53, 55 and 54 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves of consolidated entities for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 348, 309 and 292 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(3)
Proved natural gas reserves of consolidated entities for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 200, 255 and 282 bcf, respectively, which is consumed as fuel at the field.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil equivalent (1)
Consolidated entities
As of January 1,	1,096	-	1,096	1,072	-	1,072	1,187	-	1,187
Developed	618	-	618	599	-	599	590	-	590
Undeveloped	478	-	478	473	-	473	597	-	597
Revisions of previous estimates (2)	(58)	-	(58)	(17)	-	(17)	(72)	-	(72)
Extensions and discoveries	462	-	462	250	-	250	127	-	127
Improved recovery	5	-	5	(2)	-	(2)	17	-	17
Purchase of minerals in place	12	-	12	-	-	-	-	-	-
Sale of minerals in place	(41)	-	(41)	(11)	-	(11)	-	-	-
Production for the year (3)	(192)	-	(192)	(196)	-	(196)	(187)	-	(187)

As of December 31, (4)	1,284	-	1,284	1,096	-	1,096	1,072	-	1,072
Developed	642	-	642	618	-	618	599	-	599
Undeveloped	642	-	642	478	-	478	473	-	473
Equity-accounted entities
As of January 1,	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-
Revisions of previous estimates (2)	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-	-	-	-
Sale of minerals in place	-	-	-	-	-	-	-	-	-
Production for the year (3)	-	-	-	-	-	-	-	-	-

As of December 31, (4)	-	-	-	-	-	-	-	-	-
Developed	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-	-	-	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

	For the year ended December 31,
	(millions of barrels of oil equivalent)
	2025			2024			2023
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Oil equivalent (1)
Consolidated and Equity-accounted entities
As of January 1,
Developed	618	-	618	599	-	599	590	-	590
Undeveloped	478	-	478	473	-	473	597	-	597

Total	1,096	-	1,096	1,072	-	1,072	1,187	-	1,187
As of December 31,
Developed	642	-	642	618	-	618	599	-	599
Undeveloped	642	-	642	478	-	478	473	-	473

Total	1,284	-	1,284	1,096	-	1,096	1,072	-	1,072

(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revisions of crude oil, NGLs and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)
Barrel of oil equivalent production of consolidated entities for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 23, 25 and 24 Mboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

(4)
Proved oil equivalent reserves of consolidated entities for the years ended on December 31, 2025, 2024 and 2023 include an estimated of 156, 135 and 134 Mboe, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax.

As decided by YPF S.A.’s Board of Directors at its meeting held on February 29, 2024, the Company began a divestment process of certain mature fields, with the objective of optimization of the Upstream conventional portfolio. During 2024 and 2025, YPF executed various assignment agreements. Additionally, in 2025, YPF expanded the scope of the divestment process to include additional blocks. As of December 31, 2025, the blocks for which agreements have not yet been finalized but remain under negotiation represent an estimated volume of approximately
81
Mboe of proved reserves. For further information see Note 11.a) to the Audited Consolidated
Financial Statements

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

The paragraphs below explain in further detail the most significant changes in our proved reserves during the years 2025, 2024 and 2023.
Changes in YPF’s estimated net proved reserves during 2025
Extensions and discoveries
As a result of wells drilled and put into production in areas with unproved reserves or resources, approximately 411 Mboe of proved undeveloped reserves (819 bcf of natural gas, 15 Mbbl of NGLs and 250 Mbbl of crude oil) and approximately 51 Mboe of proved developed reserves (80 bcf of natural gas, 1 Mbbl of NGLs and 36 Mbbl of crude oil) were added.
Both proved undeveloped reserves additions and proved developed reserves contributions are mainly related to projects of unconventional oil and gas of the Vaca Muerta formation in the Neuquina basin.
Improved recovery
An upward revision of approximately 5 Mboe resulted as a net proved reserves change of improved recovery in secondary and tertiary recovery projects, mainly from areas located in the Golfo San Jorge and Neuquina basins.
Sales and acquisitions
During 2025, several properties were included in the Mature Fields Project, and we sold 49% interest in the Aguada del Chañar block, resulting in a reduction of approximately
 41
Mboe of proved reserves due to sales. This decrease was partially offset by the addition of approximately
 12
Mboe of proved reserves associated with the acquisition of Sierra Chata, La Escalonada and Rincón La Ceniza blocks.
Revisions of previous estimates
During 2025, the Company’s proved reserves were revised downwards by 58 Mboe (a decrease of 38 Mbbl of crude oil and a decrease of 148 bcf of natural gas, partially offset by an increase of 6 Mbbl of NGLs). The main revisions of proved reserves were due to the following:
-
A deduction of 97 Mboe of proved reserves (a decrease of 49 Mbbl of crude oil and a decrease of 278 bcf of natural gas, partially offset by an increase of 2 Mbbl on NGLs), mainly related to changes in projects’ strategy and drilling schedules.

-	An addition of 20 Mboe of proved reserves (an increase of 5 Mbbl of crude oil, 3 Mbbl of NGLs and 64 bcf of natural gas) related to projects’ performance, which were better than forecasted.
-	An upward revision of 10 Mboe (an increase of 8 Mbbl of crude oil and an increase of 14 bcf of natural gas) related to contract revisions such as concession extensions.

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

-	An upward revision of 33 Mboe of proved reserves (mainly in natural gas), as a result of economics related to changes in fields operating costs and oil and gas prices.
-	An addition of 21 Mboe of proved reserves (an increase of 7 Mbbl of crude oil, 4 Mbbl of NGLs and 58 bcf of natural gas) related to project’s performance, which was better than forecasted.
-	An upward revision of 2 Mboe (mainly in NGLs) related to changes in working interest and production forecasts adjustments.

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

-	An addition of 35 Mboe of proved reserves (16 Mbbl of liquids and 19 Mboe of gas) related to project’s performance, which was better than forecasted.
-	A deduction of 53 Mboe of proved reserves (a decrease of 36 Mbbl of liquids and a decrease of 19 Mboe of gas) related mainly to changes in projects strategy and drilling schedules.
-	An upward revision of 18 Mboe (8 Mbbl of liquids and 10 Mboe of gas) related mainly to changes in working interest, new projects addition and production forecasts adjustments.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Capitalized costs
The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2025, 2024 and 2023:

	2025			2024			2023
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment (1)	27,395	-	27,395	28,164	-	28,164	53,052	-	53,052
Support equipment and facilities (2)	1,812	-	1,812	2,138	-	2,138	2,257	-	2,257
Drilling and work in progress	3,249	-	3,249	3,916	-	3,916	3,774	-	3,774
Unproved oil and gas properties	674	-	674	186	-	186	264	-	264

Total capitalized costs	33,130	-	33,130	34,404	-	34,404	59,347	-	59,347
Accumulated depreciation and valuation allowances (3)	(22,047)	-	(22,047)	(23,602)	-	(23,602)	(48,382)	-	(48,382)

Net capitalized costs	11,083 (4)	-	11,083	10,802	-	10,802	10,965	-	10,965

(1)	Includes 808, 740 and 696 corresponding to Upstream wells related equipment contracts comprised in right-of-use assets as of December 31, 2025, 2024 and 2023, respectively.
(2)	Includes 569, 602 and 521 corresponding to Upstream support equipment and facilities contracts comprised in right-of-use assets as of December 31, 2025, 2024 and 2023, respectively.
(3)	Includes (1,109), (895) and (762) corresponding to accumulated depreciation of all Upstream contracts of right-of-use assets as of December 31, 2025, 2024 and 2023, respectively.
(4)	Includes balances corresponding to SC Gas S.A.U. and Vaca Muerta Inversiones S.A.U., see Note 3 to the Audited Consolidated Financial Statements.
A
s decided by YPF S.A.’s Board of Directors at its meeting held on February 29, 2024, the Company began a divestment process of certain mature fields, with the objective of optimization of the Upstream conventional portfolio. During 2024, considering that decision
,
28,478
,
24,834
and
1,893
of cost, accumulated depreciation and provision for impairment of property, plant and equipment have been reclassified to the “Assets held for sale” line item in the statement of financial position,

respectively. During 2024 and 2025, YPF executed various assignment agreements. Additionally, in 2025, YPF expanded the scope of the divestment process to include additional blocks as part of the optimization plan of the conventional Upstream portfolio and, as consequence, 4,630 and 3,879 of cost and accumulated depreciation have been reclassified to the “Assets held for sale” line item in the statement of financial position, respectively, corresponding to “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr”. For further information see Note 11.a) to the Audited Consolidated Financial Statements.
Likewise, during 2025, 380 and 74 of cost and accumulated depreciation, respectively, of assets related to
the “Aguada del Chañar” exploitation concession have been reclassified to the “Assets held for sale” line item in the statement of financial position. For further information see Note 11.b) to the Audited Consolidated Financial Statements.
As of December 31, 2025 and 2024, capitalized costs of assets held for sale related to the optimization plan of the conventional Upstream portfolio amount to 1,013 and

1,497
, respectively.
Costs incurred
The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2025, 2024 and 2023:

	2025				2024			2023
Consolidated costs incurred	Argentina		Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Acquisition of proved properties	184		-	184	-	-	-	-	-	-
Acquisition of un proved properties	580		-	580	-	-	-	-	-	-
Exploration costs	102		32	134	198	1	199	156	1	157
Development costs (1)	3,815		-	3,815	3,884	-	3,884	4,370	-	4,370

Total costs incurred	4,681	(2)	32	4,713	4,082	1	4,083	4,526	1	4,527

(1)	Includes 194, 206 and 313 corresponding to development cost related to Upstream contracts comprised in right-of-use assets as of December 31, 2025, 2024 and 2023, respectively.
(2)	Includes balances corresponding to SC Gas S.A.U. and Vaca Muerta Inversiones S.A.U., see Note 3 to the Audited Consolidated Financial Statements.
Considering the YPF’s Board of Directors’ decision mentioned in Note 11.a) to the Audited Consolidated Financial Statements, costs incurred of assets held for sale related to the optimization plan of the conventional Upstream portfolio amount to 29 and for the fiscal year ended December 31, 2025 and 2024 respectively.

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

	2025			2024			2023
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	89	-	89	50	-	50	32	-	32
Net intersegment sales	7,486	-	7,486	8,225	-	8,225	7,211	-	7,211

Total net revenues	7,575	-	7,575	8,275	-	8,275	7,243	-	7,243
Production costs	(3,840)	-	(3,840)	(4,715)	-	(4,715)	(4,148)	-	(4,148)
Exploration expenses	(84)	(32)	(116)	(238)	(1)	(239)	(60)	(1)	(61)
Depreciation of property, plant and equipment; intangible and right-of-use assets	(2,349)	-	(2,349)	(1,963)	-	(1,963)	(2,568)	-	(2,568)
Impairment of property, plant and equipment and inventories write-down	-	-	-	(79)	-	(79)	(2,288)	-	(2,288)
Other (1)	(959)	-	(959)	(956)	-	(956)	(177)	-	(177)

Pre-tax income (loss) from producing activities	343	(32)	311	324	(1)	323	(1,998)	(1)	(1,999)
Income tax expense / benefit	(120)	-	(120)	(113)	-	(113)	699	-	699

Results of oil and gas producing activities	223 (2)	(32)	191	211	(1)	210	(1,299)	(1)	(1,300)

(1)
Mainly includes lawsuits, result from sale of assets, result from changes in fair value of assets held for sale, provisions for severance indemnities, provisions for operating optimizations, provisions for obsolescence of materials and equipment and financial accretion for the hydrocarbon wells abandonment obligations, among others.

(2)	Includes balances corresponding to SC Gas S.A.U. and Vaca Muerta Inversiones S.A.U., see Note 3 to the Audited Consolidated Financial Statements.
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

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

The Company considered the unweighted average realized price of crude oils for each month within the
12-month
period ended December 31, 2025, which refers to the domestic crude oil prices adjusted by each different quality produced by the Company.
Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company considered the
12-month
period average ended December 31, 2025 of domestic market realized prices according to the SEC rules and FASB ASC 932 rules, and the prices of contracts awarded to YPF under the Plan GasAr 2023-2028 for certain areas, which will be in effect until their corresponding termination dates. See Note 35.f.1) to the Audited Consolidated Financial Statements.
Future production costs include the estimated expenditures related to production of the proved reserves, plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end
costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.
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

	2025			2024			2023
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows	52,831	-	52,831	46,028	-	46,028	41,735	-	41,735
Future production costs	(17,350)	-	(17,350)	(18,294)	-	(18,294)	(18,683)	-	(18,683)
Future development costs	(12,278)	-	(12,278)	(9,090)	-	(9,090)	(11,136)	-	(11,136)
Future income tax expenses	(5,758)	-	(5,758)	(7,594)	-	(7,594)	(3,396)	-	(3,396)
10% annual discount for estimated timing of cash flows	(8,185)	-	(8,185)	(4,787)	-	(4,787)	(4,013)	-	(4,013)

Total standardized measure of discounted future net cash flows	9,260 (1)	-	9,260	6,263	-	6,263	4,507	-	4,507

(1)	Includes balances corresponding to SC Gas S.A.U. and Vaca Muerta Inversiones S.A.U., see Note 3 to the Audited Consolidated Financial Statements.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (cont.)

Changes in the standardized measure of discounted future net cash flows
The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Beginning of year	6,263	4,507	7,102
Sales and transfers, net of production costs	(2,701)	(515)	(1,819)
Net change in sales and transfer prices, net of future production costs	(8,192)	(2,672)	(1,624)
Changes in reserves and production rates (timing)	(3,627)	(1,761)	(1,390)
Net changes for extensions, discoveries and improved recovery	16,313	7,922	2,782
Changes in estimated future development and abandonment costs	(3,385)	(1,738)	(3,734)
Development costs incurred during the year that reduced future development costs	1,936	1,777	1,996
Accretion of discount	546	525	984
Net change in income taxes	2,107	(1,783)	211
Others	-	1	(1)

End of year	9,260 (1)	6,263	4,507

(1)	Includes balances corresponding to SC Gas S.A.U. and Vaca Muerta Inversiones S.A.U., see Note 3 to the Audited Consolidated Financial Statements.